


08001684

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Suramina Resources Inc.

*CURRENT ADDRESS: 885 West Georgia St.
Suite 2101
Vancouver, BC V6C 3E8
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 17 2008
THOMSON FINANCIAL

FILE NO. 82- 35771 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 4/14/08


RECEIVED
2008 MAR 26 A 8:57
CORPORATE FI
Computershare

Date: 06/03/2008

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SURAMINA RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual Special Meeting
Record Date for Notice of Meeting : 02/04/2008
Record Date for Voting (if applicable) : 02/04/2008
Meeting Date : 12/05/2008
Meeting Location (if available) : Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	868650102	CA8686501021

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for SURAMINA RESOURCES INC.



News release, filed February 27, 2008



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

NEWS RELEASE

PRIVATE PLACEMENT

February 27, 2008...Suramina Resources Inc. ("Suramina") (TSX:SAX) today announced its intention to sell on a non-brokered, private placement basis, an aggregate of up to 8,250,000 common shares of the Company at a price of Cdn $1.20 per share for gross proceeds of up to Cdn $9.9 million. Suramina will use the proceeds of the placement for general working capital purposes and to fund ongoing exploration work and drill programs on the Company's properties in Argentina and Chile. A finder's fee may be paid to qualified persons in respect of a portion of the private placement. The placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD

J. Patricio Jones,
President and CEO

For further information, please contact:
Sophia Shane
Corporate Development
Ph. 604 689 7842

Forward-Looking Statements
Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.



News release, filed January 15, 2008



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



NEWS RELEASE

SURAMINA ANNOUNCES ADDITIONAL HIGH GRADE SILVER/ZINC INTERCEPTS FROM CERRO CUADRADO

January 15, 2008...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to provide an update on its current exploration activities in Argentina.

The Company has received additional results from its ongoing drill program at its Cerro Cuadrado polymetallic epithermal vein project in Santa Cruz province.

Hole CC16 in the Veta Galena zone returned the following intercepts:

Vein 1: 31.00-32.35 m: 1.35 metres @ 321 g/t Ag; 1.69 % Zn; 0.57 % Pb incl. 0.50 metres @ 568 g/t Ag; 1.88 % Zn; 1.14 % Pb

Vein 2: 150.20-151.80 m: 1.60 metres @ 12 g/t Ag; 5.7 % Zn; 0.46 % Pb incl. 0.80 metres @ 20 g/t Ag; 9.59 % Zn; 0.87 % Pb; 0.16 g/t Au

The current drill program at Cerro Cuadrado will comprise approximately 4,400 metres in 27 diamond drillholes and is expected to be completed in March.

A 2,850 metre drill program (7 holes) is also currently underway at the Filo del Sol project in San Juan province. This program is expected to be completed by the end of March.

In addition the Company is planning drill programs at its Los Helados and Cerro Blanco projects located in Region III, Chile.

The Company also announces that it has claimed 1,000 hectares of exploration ground in Peru and has commenced reconnaissance work. In addition to this newly claimed land in Peru, the Company now holds approximately 600,000 hectares in Argentina, 48,000 hectares in Chile and 142,000 hectares in Colombia.

Suramina's exploration programs are carried out under the direction and management of J. Patricio Jones (PhD). Dr. Jones and his team discovered the worldclass Veladero gold deposit in Argentina and was responsible for the initial development of the Bajo de Alumbrera copper-gold project. The technical contents of this release have been reviewed and verified by Mr. Paul K. Conibear, P.Eng., Director of Suramina Resources Inc., who is an appropriately qualified person as defined by National Instrument 43-101. Samples are sent to ALS Chemex labs in Mendoza Argentina and Santiago, Chile, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of

general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

J. Patricio Jones
President and CEO

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842

News release, filed December 5, 2007



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



NEWS RELEASE

SURAMINA ANNOUNCES SIGNIFICANT INCREASE IN JOSEMARIA CU-AU RESOURCE ESTIMATE

December 5, 2007...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to announce the completion of an updated, independent resource estimate on the Josemaria porphyry copper-gold deposit located in San Juan Province, Argentina. The updated inferred resource estimate, in accordance with NI 43-101, is 460Mt @ 0.39% Cu and 0.30g/t Au at a 0.3% TCu cut-off which represents a 20% increase in contained copper and an approximate 30% increase in contained gold. A review of the drilling conducted to date indicates that the deposit remains open to the northwest where some of the best drill intersections have been realized to date.

The updated independent resource estimate has been prepared for the Josemaria project by John Nilsson, P. Eng. of Nilsson Mine Services Ltd, and Mario Rossi, M.Sc. of Geosystems International, Inc. and forms part of a new NI 43-101 report to be released in December 2007. A copy of the resource estimate will be available on www.sedar.com as well as the Company's website www.suramina.com.

Josemaria Inferred Resources

TCu Cutoff (%)	Million Tons above TCu cutoff	TCu Grade (%)	Au Grade (g/t)
0.2	1,125	0.31	0.22
0.3	460	0.39	0.30
0.4	131	0.51	0.38
0.5	52	0.60	0.43
0.6	20	0.70	0.45
0.7	7	0.80	0.47
0.8	3	0.89	0.48

The drill hole database used to estimate the updated resources at Josemaria consists of a total of 21,616.75 metres with 47 inclined reverse circulation (RC) surface drill holes plus 7 diamond drill holes (DDH). Compared to the previous resource model results, the number of samples has increased by approximately 50%. The Josemaria resource block model was defined as a single-size block model that encompasses the area of interest. The block size chosen was 25 x 25 x 15m, intended to reflect drill hole spacing available and generally accepted practices used to model large, Cu-Au porphyry deposits. Grades were estimated using ordinary kriging.

Suramina has an option to acquire a 100% ownership of Josemaria. Josemaria is one of several porphyry Cu-Au deposits identified within a large cluster of similar deposits that straddle the Argentine-Chile border and that are held by Suramina, including Filo del Sol, Los Helados, Cerro Blanco, and Sillimanita.

Suramina is continuing to advance its exploration program within its large, contiguous property position of 53,248 ha that straddles the border between Argentina and Chile, and has to date identified an additional 16 targets within a cluster of porphyry and epithermal mineralization that lies in close proximity to Josemaria. These targets remain at various stages of exploration and will provide Suramina with an excellent pipeline of projects in the coming seasons. In the 2007-08 exploration season, two of these porphyry Cu-Au targets, Filo del Sol and Los Helados, will undergo further drilling while a new target, Cerro Blanco, will undergo an initial first phase of drilling.

Suramina's exploration programs are carried out under the direction and management of J. Patricio Jones (PhD). Dr. Jones and his team discovered the worldclass Veladero gold deposit in Argentina and was responsible for the initial development of the Bajo de Alumbrera copper-gold project. The technical contents of this release have been reviewed and verified by Mr. Paul K. Conibear, P.Eng., Director of Suramina Resources Inc., who is an appropriately qualified person as defined by National Instrument 43-101. Mr. Mario Rossi, M.Sc. of Geosystems International, Inc. has been retained as the independent consultant responsible for the geologic modeling, geo-statistics, and calculation of the updated resource estimate for the Josemaria property. Samples are sent to ALS Chemex labs in Mendoza Argentina and Santiago, Chile, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

J. Patricio Jones
President and CEO

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842

Certificate of qualified person (NI 43-101), filed December 4, 2007

Nilsson Mine Services Ltd.
Telephone: 604 465 0703
Email: jnilsson@shaw.ca



CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1. I am President of:

   Nilsson Mine Services Ltd.
   20263 Mountain Place
   Pitt Meadows, British Columbia
   V3Y 2T9

2. I graduated with a Bachelors degree in Geology from the Queen's University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen's University in 1990.

3. I am a member of the Association of Profession Engineers of British Columbia.

4. I have worked as a geologist and mining engineer for a total of 30 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for assembly of the report and review of the resource estimation procedures.

7. I have had prior involvement with the property that is the subject of the Technical Report as co-author of the earlier technical reports.

8. I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the report entitled "***Resource Estimate Update Josemaría Project***", and dated 20th November, 2007 (the "Technical Report") relating to the Josemaría Project " with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th Day of November, 2007.


PROFESSIONAL
J. W. NILSSON
ENGINEER

John Nilsson, P.Eng.


RECEIVED
2008 MAR 26 A 8:57


GeoSystems International, Inc.

Mario E. Rossi
GeoSystems International, Inc.
15998 Mataro Bay Ct.,
Delray Beach, FL, 33446, USA
Telephone: 561-495-8797
Fax: 561-498-1262
Email: mrossi@geosysint.com

CERTIFICATE of AUTHOR

I, Mario E. Rossi, Min. Eng., MSc, do hereby certify that:

1. I am Principal Geostatistician of:
   GeoSystems International, Inc
   15998 Mataro Bay Ct
   Delray Beach, Florida, USA,
   33446.
2. I graduated with a Master of Science degree in geostatistics from Stanford University, California, USA, in 1988. In addition, I have obtained a Mining Engineering degree from the University of San Juan, Argentina, in 1985.
3. I am a member of the Canadian Institute of Mining and Metallurgy (CIMM), a fellow of the Australian Institute of Mining and Metallurgy (AusIMM, Australia), a member of the Society of Mining Engineers (SME, USA), a member of the International Association of Mathematical Geology (IAMG), and a member of the Geological Society of America (GSA).
4. I have worked as a geostatistician for a total of 19 years since my graduation from university, and as a mining engineer for an additional 2 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of section 16 of the technical report titled Resource Estimate Update Josemaría Project, and dated 20th November, 2007 (the "Technical Report") relating to the Josemaría Project. I visited the Josemaría property in November, 2005 for 3 days.
7. I have had prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th Day of November, 2007.

Mario E. Rossi



Consent of qualified person (NI 43-101), filed December 4, 2007

John Nilsson P.Eng
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia
Telephone: (604) 465-0703
Email: jnilsson@shaw.ca



CONSENT of AUTHOR

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Autorité des marchés financiers
TSX Exchange

I, John Nilsson, P. Eng., do hereby consent to the filing of the written disclosure of the technical report titled Preliminary Resource Estimate Update Josemaría Project dated November 20, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the in the news release and material change report filed by Suramina Resources Inc. in connection with the Technical Report, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release and material change report filed by Suramina Resources Inc., in connection with the Technical Report contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd Day of December, 2007.

John Nilsson P. Eng.

Mario E. Rossi, Min.Eng, MSc.
GeoSystems International, Inc.
15998 Mataro Bay Court
Delray Beach, FL 33446
Telephone: (561) 495-8797
Fax: (561) 498-1262
Email: mrossi@geosysint.com

CONSENT of AUTHOR

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Autorité des marchés financiers
TSX Exchange

I, Mario E. Rossi, do hereby consent to the filing of the written disclosure of the technical report titled Preliminary Resource Estimate Josemaría Project dated November 20, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the in the news release and material change report filed by Suramina Resources Inc. in connection with the Technical Report, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release and material change report filed by Suramina Resources Inc., in connection with the Technical Report contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of November, 2007.

Mario E. Rossi


Technical report (NI 43-101), filed December 4, 2007



Preliminary Resource Estimate Update for the Josemaría Project, San Juan Province, Argentina

Prepared for

Suramina Resources Inc.

2101 - 885 West Georgia St

Vancouver, British Columbia, V6C 3E8

Canada

Report by

John Nilsson P. Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia, V3Y 2T9
Canada

and

Mario Rossi M.Sc.
Geosystems International
15998 Mataro Bay Ct.
Delray Beach, Florida, USA 33446

November 20, 2007

NMS – Nilsson Mine Services Ltd.

GeoSystems International

TABLE OF CONTENTS

TABLES

FIGURES

FIGURES - Continued

1.0 Summary

The Josemaría Project is located near the northern limits of Iglesia Department, in northern San Juan province, western Argentina approximately 10 km from the Chilean border. The nearest settlement is Guandacol located 200 km to the southeast by gravel road. The property falls within the Cordillera Frontal along the eastern flank of the Andes and is underlain by Permian-Triassic batholithic rocks correlative with the Choiyoi Formation and Tertiary volcanics correlative with the Doña Ana Group. These volcanics are intruded by what are believed to be Miocene porphyries of quartz-diorite composition. Some porphyry intrusives are obscured by later volcanic cover and unaltered volcanics brought in contact by low angle faults truncating the top of the mineralized intrusive.

The property is in the southern extension of the Maricunga Belt and in the northern continuation of the El Indio belt. It is currently being explored for porphyry copper-molybdenum-gold systems. Prospective features indicative of a Maricunga-style Cu-Mo-Au enriched porphyry system have been identified on the property. The Maricunga belt is an important Cu-Au district in northern Chile containing the deposits of Refugio, Aldebaran, Escondida, Lobo, Marte and La Coipa among others. Surface sampling during the 2002/2003 season established an area of approximately 400 m x 400 m with coincident Cu-Mo-Au geochemistry. Ground magnetic data and IP-resistivity was also useful in creating a geological model and targeting drilling. Ten reverse circulation holes (3475 m) completed during the 2003/2004 season were responsible for the original discovery of the Josemaria porphyry deposit. A technical report entitled "***Summary Report for the Josemaria-Batidero Project***" was prepared by Cyberquest Geoscience Ltd. April 20, 2005. The current report restates much of the reporting of exploration work from the April technical report conducted during the 2002/2003 and 2003/2004 seasons and then expands on the description of exploration drilling work conducted during the 2004-5 season.

A second phase of drilling of 15 reverse circulation holes (7822 m) and 5 diamond drill core holes (2406 m) was performed in the 2004/2005 season to establish depth and size to this prospect and to provide sufficient data for an initial resource calculation. Based on 13,697 m of reverse circulation and diamond drilling at the project Jose Maria was estimated to contain an inferred resource of 374 million tonnes at 0.40% Cu and 0.29 g/t Au at a 0.30% Cu cutoff. This estimate was the subject of an earlier technical report entitled "***Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina***" dated January 23, 2006 prepared by John Nilsson P.Eng. and Mario Rossi M.Sc.

Additional exploration has been undertaken since the preliminary resource estimate of January 23, 2006. During the 2005/2006 field season, the focus of the drill program was to test the mineralized zone at depth. Two diamond drill holes were completed to a length of 850 m. IP-resistivity and magnetic surveys were completed to the north of Josemaria, continuing on to the El Potro property and over the Sillimanita target. The 2006/2007 field season included 6,092 m of RC drilling and IP-resistivity and ground magnetic geophysical surveys. A technical report entitled "***Exploration Update for the Josemaria Project, San Juan Province, Argentina***" dated June 15, 2007 by John Nilsson P.Eng. and Mario Rossi M.Sc. was prepared to provide an update of exploration activities at Jose Maria

for the 2005/2006 and 2006/2007 field seasons including petrology studies, drill programs and geophysical surveys.

Suramina has an option to acquire 100% ownership of Josemaría which will be completed in 2009. Josemaría is adjacent to Batidero, another mineral prospect held jointly (75% Suramina 25% TNR) by Suramina and TNR Gold Corp. ("TNR"). Josemaría and Batidero together form part of an emerging trend of prospective porphyry and epithermal systems. The Batidero prospect, immediately to the south of Josemaría is also being explored by Suramina and the Josemaría system of intrusives which appears to follow a WNW – ESE trend may extend onto Batidero.

The purpose of this technical report is to provide an updated estimate of mineral resources based upon the results of exploration drilling undertaken at Josemaria to the end of the 2006/2007 field season. The current overall resource at a 0.30% Cu cutoff is estimated to be 460 million tonnes with a grade of 0.39% TCu and 0.30 g/t Au. All resources have been classified as inferred.

2.0 Introduction and Terms of Reference

Nilsson Mine Services Ltd. (NMS) and Geosystems International (GSI) have been commissioned by Suramina Resources Inc. to prepare a resource estimate update for the Josemaría Project in San Juan Province, Argentina. This summary report has been written to conform with National Instrument 43-101. In doing so the authors have relied on the earlier technical report entitled *"**Summary Report for the Joesemaria – Batidero Project**"* by John Harrop, P.Geo. The Harrop report was prepared to provide a description of the property, geology and exploration history of the deposit up to April 2005. Section 4 through Section 13 of this report are largely reproduced from Harrop with updates included as made available from later exploration work.

Mario Rossi Principal Geostatistician of Geosystems International undertook a site visit to Argentina during the week of November 21, 2005 during which time he reviewed geological data in the San Juan offices of Desarrollo de Prospectos Mineros S.A. ("Deprominsa") an Argentine subsidiary of Tenke Mining Corporation (now Suramina Resources Inc.) and Compañia Minera Solitario Argentina S.A. ("Solitario") a corresponding subsidiary of TNR Gold Corp, visited the sample preparation laboratory of ALS Chemex in Mendoza used by the project and visited the subject property. The authors have not supervised any field operations or otherwise been involved in the management of the project.

This report has used (Tenke, 2003), (Achem et al, 2004) and (Tenke, 2005), various maps, notes and graphics provided by Suramina as primary sources on the Josemaría project and contains many excerpts from these reports. As in the Harrop report, due to the frequency of references to these reports they are not usually cited specifically.

3.0 Disclaimer

The content of this report is largely based on material supplied primarily by Desarrollo de Prospectos Mineros S.A. ("Deprominsa") an Argentine subsidiary of Suramina Resources Inc., project and exploration management geologists of Deprominsa and to a lesser extent by material supplied by Compañia Minera Solitario Argentina S.A. ("Solitario"). The content of the material provided is believed to be accurate and complete.

The authors have not had the legal status of mineral claims formally verified and rely on communication from management with respect to reporting of mineral title in this report. Drill hole assay data have been spot checked against original certificates and original copies of many documents were reviewed in San Juan.

4.0 Property Description and Location

The underlying owner of the Josemaría property is Sr. Juan Demetrio Lirio of San Juan, Argentina through two manifestaciones (Josemaría 1 and Josemaría 2), which cover an area of approximately 2831 ha. Suramina is acquiring 100% ownership of the property through payments totaling US$790,000 between 2003 and 2009. A final payment of US$2,000,000 will occur after the second year of mine production. In addition, an NSR of 0.5% will be due Sr. Lirio and a royalty of 1-3% NSR will be due to the province of San Juan. The original cateos were expanded to cover ground left open when the adjacent property, Batidero, was reduced and were converted to manifestaciones in June 2004. The authors believe the property is in legal good standing, with all administrative applications and reports in order. Mining or exploration fees have been paid, and environmental reports have been presented and a visual inspection of the property has been conducted by the government.

The property is located near the northern limits of Iglesia Department, in northern San Juan province, northwest Argentina, at elevations ranging from 4000 to 4900 m.a.s.l.. Gauss Krüger Campo Inchauspe (GKCI) coordinates for the approximate centre of the main prospect are 2,446,350E 6,855,300N falling within the topographic sheet Pastillos (2969-I). Unless otherwise stated, coordinates given in this report or on attached maps and diagrams are in GKCI Zone 2 (see description of Argentine National Grid System below).

Within the project area, positional data is based on measurements taken by hand held GPS and by reference to digital and paper topographic sources. Small local distances were calculated using azimuth/distance measurements. Although no field assessment of positional error was available, absolute positional data is believed to be within 10 m under best conditions and may be as low as 100 m under less ideal conditions. Relative positional data is believed to be significantly more accurate, facilitated by the open nature of the terrane. Spatial data for the 2002/2003 to 2006/2007 seasons has been managed in a MapInfo GIS. Spatial data provided for Josemaría-Batidero was also managed in MapInfo GIS.

Table 4.1 Mineral Property

Manifestacion Name	File	Dated	Size
Josemaría 1	414280-L-2004	1 June 2004	1328 ha
Josemaría 2	414281-L-2004	1 June 2004	1503 ha
Batidero I	425066-C-2001	20 March 2001	2656 ha
Batidero II	425065-C-2001	20 March 2001	2387 ha

Argentine National Grid System

Grids are coordinate systems used to reference locations in field notes and on maps. They are usually a rectangular system (Cartesian) of easting and northing values measured in these directions from the grid origin that defines a unique location for every different pair of coordinates. The geographic coordinate system is the well known system of latitude and longitude where meridians (north-south lines of longitude) and parallels (east-west lines of latitude) are measured in degrees. This system uses angles to measure location and is not Cartesian. This characteristic makes the geographic coordinate system more difficult to use in many applications. Many other grid coordinate systems have been developed.

Maps of small areas that do not need to account for the curvature of the earth or irregularities in its shape are based on simple, *non-earth,* orthogonal coordinate systems. These are usually called local grids and are commonly used for geoscience data collection. A local grid may be oriented arbitrarily and the conversion from local grid coordinates to a national or regional grid is simply treated as a shift and rotate operation.

National and regional grid systems and their associated maps that are based on the earth's shape require three components in their definition: a projection, an ellipsoid and a datum. All three should be specified or the coordinates in report or map may be ambiguous. Frequently a datum infers a specific ellipsoid which is not necessarily mentioned. A **projection** is a mathematical method for converting the curved surface of the earth to a flat surface. The **ellipsoid** is the shape of the earth's globe used in the projection calculation. The **datum** forms the location(s) where the ellipsoid is fixed to specific geographic locations and from which the grid is measured or surveyed.

The Argentine National Grid System (**Gauss-Krüger Campo Inchauspe** or GKCI) uses the Gauss-Krüger (also known as Transverse Mercator or TM) projection and is based on the Campo Inchauspe datum which uses the International 1924 (also known as Hayford) ellipsoid. (Note the Universal Transverse Mercator projection, UTM, is **not** identical to the TM projection.) Argentina is divided into six zones which, similar to UTM zones, are north-south slices centred on 72°, 69°, 66,° 63°, 60° and 57° W longitude. Unlike UTM which effectively has two meridians of zero scale distortion, in Gauss-Krüger only the central meridian has zero scale distortion. Unlike UTM where the easting offset is always 500,000 m, each zone in the Gauss-Krüger Campo Inchauspe system has a different offset to remove coordinate ambiguity between zones. Zone 1 has an easting offset of 1,500,000 m with each successive zone adding 1,000,000 m to the offset. Consequently, grid coordinates are often quoted without explicitly specifying the zone as would normally be done with UTM coordinates.

A new datum named POSGAR is currently being introduced. This datum uses the WGS84 ellipsoid and has already become common in some provinces.

Categories of Mineral Rights in Argentina

In Argentina, mineral rights are acquired by application to the government through a system based entirely on paper staking. A mineral property may go through several stages of classification during its lifetime. This begins with a **Cateo** (exploration permit). Once an application for a Cateo has been made any mineral discoveries made by third parties belong to the Cateo applicant. A Cateo consists of one to twenty units – each unit being 500 ha in size. A fee, calculated per hectare, is required within five days of the Cateos approval. The term of a Cateo, the length of which varies based on size, begins 30 days after approval. A Cateo of one unit has a duration of 150 days and for each additional unit its duration is increased by an additional 50 days. An additional requirement is that larger Cateos must reduce in size at certain times. At 300 days after approval, half of the area in excess of four units must be relinquished. At 700 days after approval, half of the remaining area must be relinquished.

To move to the next stage the Cateo holder must apply within the term of the Cateo by reporting a mineral discovery. Upon approval this will result in a **Manifestacion de Descubrimiento** or mining rights for an area up to 3,000 ha. Once this is approved the holder may conduct a Mensura or legal survey to apply for a **Mina** or mining lease. The property will generally stay in the Manifestacion stage until a mineral resource has been defined.


REPUBLICA DE CHILE
PROVINCIA DE LA RIOJA
IGLESIA
JACHAL
CALINGASTA
VALLE FERTIL
ANGACO
CAUCETE
ALBARDON
SAN MARTIN
ZONDA
SARMIENTO
25 DE MAYO
PROVINCIA DE MENDOZA
PROV. DE SAN LUIS
LEGEND
FIGURE N° 1
LOCATION MAP

Figure 4.1 Location Map


REGALITO
LA RIOJA
LOS HELADOS
LIMITE PROPERTIES
LA CHOLA
LLUMANITA
BATIDERO
VICUÑA
CHILE
ARGENTINA
RANCHILLOS
LA BREA
EL MORRO
LA FORTUNA
LAS FLECHAS
PROPERTIES
0
10
20
Kilometers
NIETO
NIETO PROPERTIES
SAN JUAN

Figure 4.2 Property General Location Map


REGALITO
LA RIOJA
LOS HELADOS
(LIMITE PROPERTIES)
LA CHOLA
SILLIMANITA
BATIDERO
VICUNA
CHILE
RANCHILLOS

Figure 4.3 Northern Property Enlargement


GeoSystems International


RANCHILLOS
LA BREA
ARGE
EL MORRO
LA FORTUNA
LAS FLECHAS
PROPERTIES
NIETO
(NIETO PROPERTIES)
0
10
20
kilometers
SAN JUAN

Figure 4.4 Southern Property Enlargement


GeoSystems International

5.0 Access, Infrastructure, Climate and Physiography

Exploration field personnel and support for the Josemaría and Batidero claims are hosted in a permanent camp located near the southern edge of the Batidero claims slightly above 4000m in elevation. The Batidero camp currently comfortably hosts about 40 personnel. Logistic support is based out of the city of San Juan which is approximately 10 hours drive from the Batidero Camp by four wheel drive pick-up. The city of San Juan is the capital of its provincial namesake and has a domestic airport with scheduled flights to Buenos Aires and other Argentine cities. Two hours drive to the south of San Juan is the city of Mendoza which has an international airport with flights to Santiago and elsewhere. The Josemaría area is accessed from San Juan by major provincial highways north through San Jose de Jachal to the town of Guandacol (in La Rioja province) and from there by approximately 150 km of regional unpaved roads and trails.



Carpas Grandes
Carpas Medianas
Módulos Habitacionales del Staff

Figure 5.1 Josemaría Camp Facilities



GeoSystems International

The climate is dry to arid and temperate to cold, with sparse rain during the summer and snowfall during the winter (May through August). There is little or no vegetative cover which results in significant overland flow when rainfall does occur and broad alluvial floodplains on drainages of any significance. Despite the barren, unvegetated landscape there is a substantial supply of water in many drainages and there is no difficulty in locating sufficient water to support drilling. Short haul water trucks are used for several 100 m lift to the drill sites. Quebradas contain ephemeral creeks which converge into two more permanent, easterly draining arroyos – Batidero on the North. The northern border of the property is Rio Blanco which is also the border between San Juan and La Rioja provinces. Fieldwork activities are generally confined to the spring and summer months between mid-October and early May.

Figure 5.2 Josemaría, view from the North across the Río Blanco valley

Elevations at Josemaría vary from below 4000 m to approximately 5000 m. Operating an exploration program at these elevations is challenging, requiring an experienced crew and appropriate support. Terrane varies from broad flat alluvial planes 1km or more wide, to rounded ridges and peaks with varying steepness. Colluvial cover thickens on lower slopes and in places fresh outcrop is difficult to locate. Some cliff faces exist, but in other areas outcrop is scarce.

6.0 History

Prior to 2001 there is no known history of mineral exploration fieldwork or mining on the Josemaría property other than several regional prospecting programs conducted during the 1990s that probably collected talus or drainage samples representing parts of the subject property. It was the activity of various mining companies in the area during the early 1990's that motivated Sr. Lirio and his family to acquire mineral rights to various areas adjacent to other claims. Josemaría was one of these acquisitions of the Lirio family.

The Andes, with their highly exposed outcrop and regolith, are well suited to the application of satellite or aircraft borne remote sensing of alteration minerals associated with prospective exploration targets. Based on analysis of LANDSAT imagery, a large area with spectral response characteristics of hydrothermal alteration was identified in what is now the Batidero cateos. Subsequently, in 1993, Solitario acquired rights to this ground. At this time the claims were named ***Cateo 17*** and the project was known as *Arroyo Batidero*. During 1994 a small amount of follow up prospecting work was conducted on the claims.



Josemaria
Batidero

Figure 6.1 Josemaria and Batidero claims with talus sampling by year to 2005



GeoSystems International

In 1998 Toscana Resources Ltd, (later TNR Resources Ltd and now TNR Gold Corp) took over Solitario and with it acquired a number of properties, including Batidero.

The next phase of exploration began in 2000 when Solitario entered into a joint venture agreement with Barrick Exploraciones de Argentina S.A. (BEASA) to explore Solitario's mineral properties in the Valle de Cura region and the Macho Muerto District. For the purposes of this agreement, CSMA and BEASA created Compañia Minera San Juan S.A. (CMSJ) into which the mining leases (Cateos and Manifestaciones) were transferred. In 2001, on the completion of the agreement, CMSJ was dissolved and the properties returned to Solitario.

In June 2002, the parent company of Solitario (then called TNR Resource Ltd) signed an option agreement with Tenke Mining Corporation now Suramina Resources Inc. Operating through its Argentine subsidiary, Deprominsa, Suramina is in its fifth season of exploration on the Josemaría and Batidero properties which are now jointly conducted as the Josemaría project. Suramina is in the final stages of earning its 75% interest in Batidero. During the 2002/2003 season Deprominsa began a compilation of geological data on Batidero and adjacent areas which drew their attention NW from Batidero and resulted in the discovery of Josemaría. While Solitario's original interest in the area had focused on the potential for epithermal gold veins, Deprominsa was also interested in the potential for Cu-Mo-Au porphyry systems.

Five field seasons have been completed by Tenke (now Suramina) that include significant work at the Josemaría Project.

Work during the 2002/2003 field season was a component of a larger program at the Batidero property. The grid established on Josemaría is a continuation of the grid used on Batidero. Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property and 16.68 km of CSAMT was surveyed. Two trenches, following road cuts, were sampled over 3 m intervals whenever possible. Trench 1 (T1) returned 109.2 m of 0.36 g/t Au (including 69 m of 0.408 g/t Au), 0.22% Cu (including 46.2 m of 0.34% Cu) and 57 ppm Mo while Trench 2 (T2) returned 148.5m of 0.174 g/t Au, 0.17% Cu and 11.35 ppm Mo.

The 2003/2004 field season saw further detailed mapping and talus-fines sampling. Chip sampling was almost entirely confined to trenches constructed in road cuts. Trenches T1 and T2, started during the previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4. The extension to T1 was for a total of 41 m of which 30 m averaged 0.65% Cu, 0.25 g/t Au and 53 ppm Mo. Trench T1-W over 78 m averaged 0.22% Cu, 0.43 g/t Au and 35 ppm Mo. Trench T2 was extended for approximately 79 m with 48.15 m averaging 0.30% Cu, 0.26g/t Au and 33 ppm Mo. Trench T4 runs for approximately 65 m of which 48.6 m averaged 0.28% Cu, 0.19 g/t Au and 25 ppm Mo. Trench T6 runs for 545 m over which it averages 0.27% Cu, 0.26 g/t Au and 33 ppm Mo. Trench T5 was sampled over 25 m of which 10 m returned 0.27% Cu, 0.13 g/t Au and 28 ppm Mo. A 30.45 line-km program of ground based magnetics used the existing talus sampling grid. There was a close correlation between the magnetic results and the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002/2003. An IP-resistivity program was conducted on nine lines.

A total of 3,475 m of reverse circulation drilling in ten holes discovered a significant new gold-copper mineralized zone. The discovery hole, the first hole drilled on the project, returned 280 m of 0.51 g/t Au and 0.61% Cu and was open at depth with increasing copper grades. The final hole of the season (JMR 10) returned the best intercept of the program including 350 m of 0.58 g/t Au and greater than 0.55% Cu. Nine out of ten holes focused on testing the central zone intersected significant gold and copper mineralisation. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex.

The first phase of drilling outlined a mineralized zone that extended 400 m in a north-south direction by approximately 300 m east-west along the faulted contact between an advanced argillic zone and a porphyry setting hosted in upper Tertiary volcanics and porphyritic sequences of the Doña Ana Group. The zone is within the larger main geological-geochemical anomaly that extends over an area greater than six square kilometres.

The 2004/2005 field season, consisted of geologic mapping, talus sampling and ground magnetics with the primary focus being drilling. Thirteen talus sample lines were completed to infill a number of areas at Josemaría and to extend further south onto the Batidero property. In addition, an infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Several previously unknown magnetic features along the southern edge of Josemaría and extending onto the Batidero property were located.

Twenty-one reverse circulation holes (JMRC11 – JMRC 31) totalling 11,291 m and five diamond drill holes (JMDH 01 – JMDH 05) totalling 2,405 m tested to depths of 444 m and 520 m respectively, during the second phase of drilling. The primary objective of this program was to test the continuity of the porphyry system in several different directions. Significant intercepts include: 308 m of 0.44 g/t Au and 0.52% Cu, including 24 m of 0.63 g/t Au and 0.78%Cu (JM RC-13); and 513.35 m of 0.40 g/t Au and 0.38% Cu, including 360 m of 0.44 g/t Au and 0.40% Cu including 151 m of 0.54 g/t Au and 0.46% Cu (JM DH-03). Hole JMRC 27 expanded the mineralized zone significantly to the northwest and returned 364 m of 0.47% copper and 0.34 g/t gold starting at 56 m depth. The last 36 m of this hole contained 0.90% copper and 0.40 g/t Au.

During the 2005/2006 field season, the focus of the drill program was to test the mineralized zone at depth. Two diamond drill holes were completed to a length of 850m. IP-resistivity and magnetic surveys were completed to the north of Josemaria, continuing on to the El Potro property and over the Sillimanita target.

The 2006/2007 field season included 6,092 m of RC drilling and IP-resistivity and ground magnetic geophysical surveys. Of the 6,092 m of drilling, 4 holes totaling 1,028 m were drilled in order to test outlying anomalies that exhibit similar geophysical features to Josemaria. The results indicate that although drill holes intersected porphyry intrusive rocks that are variably altered, they exhibit no significant mineralization. The remaining 5,064 m was drilled on the Josemaria target with some very good results including: JMRC-032, 397 m @ 0.32g/t Au and 0.37% Cu from surface, JMRC-033, 400 m @ 0.35g/t Au and 0.34% Cu from surface, including 96 m @ 0.52g/t Au and 0.50% Cu from 128 m,

and JMRC-034, 400 m @ 0.34g/t Au and 0.40% Cu from surface, including 122 m @ 0.53g/t Au and 0.62% Cu from 204 m. Extensions to previous geophysical surveys to the northwest of Josemaria were carried out, totaling 7,600 line metres.

7.0 Geological Setting

Regional Geology

Josemaría is situated on the eastern flank of the Andes Mountains within the Frontal Cordillera structural province and at the southern tip of the Central Volcanic Zone. This places Josemaría within the Pampean Flat-Slab Subduction segment (Ramos et al, 2002) which lies between 27° 00' and 33° 30' S latitude. Subduction of the Nazca Plate beneath South America began to flatten approximately 20 Ma ago creating a type distinctive magmatic environment that has resulted in three significant mineralized belts: El Teniente District above the southern transition, El Indio District centrally above the widest part of the flat slab and Maricunga-Farallon Negro Districts above the northern transition (Kay and Mpodozis, 2001) and (Vila and Sillitoe, 1991).

The Frontal Cordillera was built during late Paleozoic to early Mesozoic Gondwanides orogeny. This Andean-style, subduction related orogeny was accompanied by the accretion of several minor exotic terranes. The granitic to granodioritic units of Permian-Triassic age found at Josemaría belong to this orogenic event and are probably the plutonic counterpart of the volcanics in the Choiyoi Formation (Ramos et al, 1986). During Tertiary time, magmatism related to the Andean orogeny, produced thick, widespread volcanic-volcaniclastic cover of andesitic to rhyolitic composition.


CORDILLERA FRONTAL - CORDILLERA PRINCIPAL Y VALLE DE BARREAL - IGLESIA
CENOZOICO
MESOZOICO
PALEOZOICO
HOLOCENO
PLEISTOCENO
PLIOCENO
MIOCENO
OLIGOCENO
EOCENO
PALEOCENO
SUPERIOR
INFERIOR
Ignimbritas (F. Vaca Heladas)
Granodioritas (Tabaquito)

Figure 7.1 Regional Geology Units

The following map is excerpted from (Ragona, 1995). The map is of the northern tip of San Juan province.


GeoSystems International


N
10 km
Po.
del Inca
Blanco
Río del Macho Muerto
Río de La Sal
Río Blanco

Figure 7.2 Regional Geology

The immediate region of Josemaría is dominated by eastward-verging polycyclic structures from the Andean and to a lesser extent, Gondwanide orogenies. In addition, a few of the westward-verging thrust faults were formed as backthrusts. Mesozoic extensional structures still exist as N-S elongated horsts and grabens, some of which were reactivated during subsequent Cenozoic tectonic inversion. These reactivated, high angle reverse faults bring Tertiary volcaniclasitc sequences in contact with Paleozoic volcanics and batholithic scale granites Grabens have enabled the preservation of Jurassic – Eocene volcanics (Los Cuartitos and Chapitas Formations) which in turn have been intruded and/or covered by a volcanic / volcaniclastic package grouped under the name Doña Ana Group.

Lithological Units

Paleozoic

Carnerito Formation / Chollay Unit / Choiyoi Group

Carboniferous to Permian (Triassic?).
This is the oldest stratigraphic event in the area and comprises a series of granitoid intrusions, batholitic in scale, some of which have been elevated in horst blocks. Compositionally, these vary from granite to granodiorite. Radiometric age dates between 233 and 224 Ma have been reported, which identifies the intrusions as late Triassic.

Choiyoi Group (or Pastos Blancos Formation)

Permian to Triassic.
This group, sometimes identified as a formation comprises of a series of volcanics of mainly andesitic and rhyolitic composition, some of which are porphyritic. Subvolcanics and lavas commonly include pyroclastic layers. This series overlays the Paleozoic units in horst blocks. The agglomerates and pyroclastic breccias that host the hydrothermal breccias and silicified structures in the NW of the property may correspond with this unit. Intrusives that probably correspond with this group are seen as coarse textured granodiorite porphyries which intrude Paleozoic units. All outcrops encountered during reconnaissance mapping have been strongly altered and associated with the hydrothermal breccias.

Mesozoic

Los Cuartitos Formation

Upper Jurassic to Paleocene.
Reddish and violet, very fine grained sandstones of continental origin. Basaltic and andesitic flows of up to 15m thickness occur near the top of the formation. The formation is correlated with the Chilean Pircas Formation.

Chapitas Formation

The formation is a mixed sedimentary and volcaniclastic package composed of intercalated purple to reddish conglomerates, agglomerates and tuffs, superimposed on rocks of the Choiyoi or interfingered

with Jurassic units. The formation is correlated with the Chilean Grupo Purilactis.

Tertiary

Doña Ana Group

This group includes the Tillito and Escabroso Formations. The rocks are a sequence of volcanics, pyroclastics and subvolcanic intrusions varying in composition from andesite to dacite and latite, deposited in a continental magmatic arc environment during the early Miocene (between 25 and 22 Ma).

Various sources refer to the Doña Ana as either a Formation or a Group. Since usage in Suramina Mining Corp reports refer to it containing the following two formations we will consider it a group in this report.

Tillito Formation

The formation consists of coarse textured porphyritic, andesitic and dacitic flows. Plagioclase and rounded quartz phenocrysts are present. A distinctive feature is partially oxidized biotite. The formation also contains volcanoclastics mixed with agglomerates, tuffs and volcanic breccias.

Andesitic volcanic flows contain a strong penetrative foliation (N-S predominant orientation) and plagioclase phenocrysts in a greyish green groundmass. A distinctive characteristic of this unit is partly oxidized biotite.

Escabroso Formation

The formation comprises massive, fine grained tuffs with rare lithic and crystals, lapilli sized fragments. The tuff is the product of a regional scale ash fall of highly variable thickness.

Quartz diorite porphyry / Doña Ana Group

Upper Oligocene to lower Miocene.
Composition varies from quartz diorite to granodiorite and quartz monzonite. Generally fine grained, hypidiomorphic, and locally associated with magmatic and hydrothermal breccias. Horrnfels is present at many of the contacts.

Cerro de las Tórtolas Formation

Consists of a sequence of volcanics corresponding with a constructive phase of overthrusting and thickening that started in the mid-Miocene. This resulted in magmas having greater difficulty in ascending through a thickened crust of andesitic to dacitic composition. The final unit is basaltic to andesitic.

Veladero Formation

Basaltic to andesitic composition volcanics covering much of the central part of the property may be

Veladero Formation or correlative. This includes the basaltic-andesitic volcanics that unconformably overlay the quartz-diorite porphyry that hosts the Cu-Au-Mo mineralization.

Quaternary

Unassigned alluvial and colluvial material

Recent alluvial material consisting of subangular gravels and unconsolidated sands with frequent cobble and boulder size material currently fill the valleys and depressions. Much of the northern extent of Josemaría, in the Rio Blanco valley, is under colluvial material. Glacial sediments have been mapped on adjacent properties but none have been reported on Josemaría.

Property Geology

The oldest known rocks in the Josemaría area outcrop in the north and west and are medium grained granites and granodiorites believed to correspond to the Permian-Triassic Carnerito Formation of the Choiyoi Group. In the central zone area are porphyritic flows of andesite-dacite composition possibly equivalent to the Tillito Formation of the Doña Ana Group. These rocks are intruded by medium to coarse grained, porphyritic granodiorites containing phenocrysts of plagioclase, quartz and secondary biotite. In places potassium feldspar laths are visible.



Figure 7.3 Property Geology

Also in the central area are a sequence of pyroclastics of dacitic to andesitic composition positioned sub-horizontally above the andesitic flows mentioned above. Crowning the previous sequence are volcanic sequences of basaltic to andesitic composition.

Intensely silicified, hydrothermal breccias outcrop in various parts of the property. Some of these outcrops are elongated along a NNE orientation. They contain strongly silicified clasts and matrix, vugs of iron oxides and native sulphur. Near the central zone, a series of three hydrothermal breccias have been mapped forming a line spacing the breccia outcrops at 1000m and oriented at approximately ESE. Two of the outcrops are elongate in a NNE direction and no currently mapped structural control connects the breccias. Consequently, the linear relationship of the three outcrops is either coincidental, or the result of deeper source with no surface expression. The two eastern breccia outcrops (at 7000N, 6450W and 7200N, 5300W) are also adjacent to magnetic highs.

Tectonic breccias are also reported on the property. Some of these appear to be associated with the low angle fault(s).

Toward the south is a sequence of pyroclastic andesites, fresh to sub-propylitic, in contact with a volcanic breccia containing an andesitic matrix supporting syenitic(?) clasts.

During the 2005/2006 field season more effort was placed on petrology and property geology interpretation. Property geology terminology was formalized and the descriptions of the various lithology units are summarized in the section below.

Edad		Litologías
Qt		Basaltos y Basaltos andesíticos
		Brechas Hidrotermales Qz+Hem
Tc		Vulcanitas andesíticas/basalticas estériles
		Brechas Tectónicas
		Tobas, Vulcanitas y/o porfiriticas dacíticas con alteración Argílica Avanzada
		Porfiritas Dacíticas/Andesíticas intrusivas
		Vulcanitas porfíricas Dac/Andesíticas con alteración Fílica leve s/Propílica o Subpropílica, mineralizadas con venilleo de Sil, Hem
Pm-Tr		Vulcanitas traquíticas de la Fm Choiyoi
		Granito grueso de la Fm. Choiyoi

Table 7.1 Lithology

Basalt and Andesitic Basalt

The principal outcrops in the area occur at higher elevations at Josemaria and on the southern flank. Outcropping rocks are dark green to black in color, magnetic, with an aphanitic texture and without any observable quartz veins. This unit was not intersected in any drill hole.

Hydrothermal Breccias

Hydrothermal breccias are variable in shape and size and are characterized by a high silica content, as silica cement, and various limonites. Breccia fragments are variable in composition, size and alteration, some being characterized by advanced argillic alteration, massive silicification, and vuggy silica. Outcrops of hydrothermal breccias are aligned approximately east-west in the southern half part of the project area and have been intersected over 20 to 30 meter intervals in drill holes: JMRC14, JMRC19, JMRC20 and DDH05, with some anomalous in gold (e.g. DDH05).

Andesitic Volcanics

This unit includes volcanics with variable composition (dacitic/andesitic/basaltic volcanic breccias) that dominate the project area and are tectonically superposed on intrusive rocks and other porphyries by a low angle SW-NE fault dipping 25° to the SE. This unit is devoid of mineralization including sulfides, Cu oxides and Au. This unit is magnetic in character, has a very fine texture, very little or no alteration and with low intensity veining (without quartz). This unit is apparent in section 7400 N where it is cut by drill holes JMRC-16, JMRC-15 and JMRC-18 where it reaches approximately 90 m in the last hole (not true thickness).


GeoSystems International

This unit is in places characterized by intense, texture destructive advanced argillic alteration, silicification, sericitization, with intense quartz stockwork and pyrite veinlets. These rocks form a positive topographic expression in the western sector of the project area (called "El Dedo") and extend in a north-south direction to the Río Blanco River. The rocks are observed in holes JMRC-27, DDH-02, JMRC-03, JMRC-32, JMRC-21, JMRC-13, DDH-07 and DDH-03.

These rocks are distinctive in that they are characterized by an absence of magnetite, a totally obliterated texture, white to pale gray in color, high PRS (relative % of sulfides), with primary and secondary copper sulphide mineralization. They are affected by advanced argillic alteration to depths that vary between 50 and 80 metres, thereafter grading into strong phyllic alteration characterized by pervasive silica, sericite and illite as shown in the photos below. The first photo shows volcanics affected by advanced argillic alteration, abundant pervasive silicification with oxides and clays in fractures DDH-03 at 33 m depth. The second photo shows the same volcanic unit characterized by strong phyllic alteration in hole DDH-02 at 187 m depth.





Figure 7.4 Andesitic Volcanics

In general, gold and copper values are low within zones of argillic alteration, while zones of phyllic alteration are elevated in gold and copper being characterized by secondary copper sulfide enrichment and perched primary mineralization.

Intrusive Dacitic/Andesitic Porphyries

Dacitic/andesitic porphyry rocks rarely outcrop, being limited to surface exposures in the area of drill holes JMRC-04, JMRC-08 and JMRC-19. Porphyries are mainly silicic-andesite to dacite in composition (according to the petrographic report of E. Tiddy), cut by narrow, aphanitic intrusive bodies that are dark in color, and hydrothermal breccias. These rocks vary in texture according to the

degree of alteration, however appear to be more phyric towards the west and in the center of the intrusive body. Composed mainly of phenocrysts of quartz, plagioclase, biotite and mafic primary minerals, these rocks are cut by quartz stockwork and veinlets of pyrite and chalcopyrite. Observed secondary sulfides are chalcocite and covellite and are more abundant towards the west, whereas there is a significant increase in molybdenite and magnetite towards the east. This unit intrudes fine grained (aphanitic) andesitic volcanics with contacts that are irregular. These rocks are affected by different alteration styles.

The figure below shows first a photo of dacitic porphyry with SCC alteration (Sericite-Chlorite-Clay) intersected in drilling (DDH-02 at 466 m); second a photo of dacitic porphyry with variable SCC and propylitic alteration with an increase in chlorite and yellow clays (DDH-04 at 283 m); and third a photo of dacitic porphyry affected by potassic alteration with disseminated secondary K-feldspar and biotite (DDH-06 at 621 m).





Figure 7.5 Dacite Porphyry

Volcanic Andesitic Porphyry

These porphyries are andesitic in composition, display an aphanitic texture, are gray to greenish in color, are affected by phyllic alteration, and become propylitically altered to the east. They are characterized by quartz +/- pyrite stockwork and veining, magnetite, and hematite and display an irregular to transitional boundary with younger porphyritic intrusives that is, at times, difficult to trace. These rocks have been identified in all drill holes. A greater abundance of secondary copper sulfide mineralization is observed towards the western sector. Like the intrusive porphyries, the magnetic susceptibility and lack of quartz veinlets is more pronounced towards the east.


GeoSystems International

The figure below shows first a photo of volcanic andesites displaying weak phyllic alteration overprinting propylitic alteration (DDH-04 at 76 m); secondly the same rock (DDH-04 at 156 m).





Figure 7.6 Volcanic Andesite Porphyry

Pm-TR Trachytic Volcanics

Permian to Triassic volcanics outcrop to the southwest of Josemaría and correlate with the Choiyoi complex. This unit was intersected while drilling the northwest target in drill holes JMRC-041, JMRC-044 and JMRC-047.

Granitic Intrusives of the Carnerito Formation (Pm - TR)

This unit outcrops to the north-northeast and west of Josemaría. It is of granitic composition, coarse grained in texture, and correlates with several magnetic high anomalies. These rocks are possibly of Permo-Triassic age and belong to the Carnerito Formation. These rocks were intersected at depth in hole JMRC-006 and JMRC-042 without favorable results.

Structure

Strong lineaments grouped in WNW-ESE and NE-SW orientations, cross the area producing the major visible breaks. Studies conducted by Suramina Resources Inc. on the nearby Vicuña Project using

LANDSAT data identified five principal structures of regional faulting. Within Suramina Mining Corp reports these are named: from north to south, *Mogotes Fault Swarm*, *Maranceles Fault Swarm* and *Rio Potro Fault Swarm* all with WNW-ESE orientation. The remaining structures, oriented NE-SW, are named *Cerro Amarillo Fault Swarm* and *Macho Muerte Fault Swarm*. These structures connect the majority of colour anomalies and mineral occurrences in the area. A further N-S feature dividing the Eastern and Western Blocks is terminated and possibly translational between the WNW and NE oriented groups.

Geochemical traces of the faults differ and are sometimes absent but when present, may provide some clues to support structural interpretation and timing of activity. WNW to NNW structures are believed to be strike-slip and related to Andean compressional cycles. Some of these may have been reactivated during uplift with a reverse sense of movement. The NNW structure to the north and north-east of the central zone has a coincident broad, low-Na pattern possibly due to increased fluid flow that resulted in greater plagioclase destruction adjacent to the fault. Gold in not as closely associated with the NW oriented faults as it is with some NE, high angle faults. This is noticeable immediately to the W and NW of the central zone and in a linear Au trace running for >800m about 1km east of the centre of the porphyry intrusive. This pattern implies that NE oriented, gold bearing structure as open or active during the late stages of mineralization. Note that the trace of this NE structure may go under younger basaltic cover to the south and is parallel with the NW edge of the western of the two magnetic highs on the Josemaría – Batidero border.

Considering the shape and spatial relationship between the NW and NE structures there is a distinct possibility that some of the NE oriented structures are dilational components generated within the wider compressional environment that produced the NW strike-slip structures. Porphyry systems are preferentially emplaced in strike-slip environments and associated dilational windows (see (Carranza, 2002), for an example of a study using semi-quantitative methods to examine this relationship empirically, and (Richards, 2003) for a geological overview). On Batidero, an inferred, short N-S structure, probably bounded by intersecting NE and NW structures, follows the main N-S valley. This could represent a dilational jog between NW oriented strike-slip structures. Since direct observation of the geology of this area is obscured by substantial colluvial cover, confirmation is difficult.

An important structure that is not yet fully understood is the low angle fault that reaches surface as the southeastern, upper contact of the central zone granodiorite. It dips between 25° and 35° SE and is believed to wrap around to the Batidero side of the mountain hosting Josemaría. Basaltic-andesitic volcanics above the thrust are fresh to weakly altered (propylitic) in contrast with more strongly altered units (phyllic to potassic) immediately below. Truncation of the porphyry intrusive and sharp break in alteration clearly indicate the thrust is post-mineralization. The down dip direction of the fault tends to follow the down slope direction of the mountain resulting in a reduced thickness for the volcanic cover. Although this low angle structure is often referred to as a thrust, the uplift environment associated with the porphyry emplacement stage could have resulted in low angle extensional structures at higher levels. If that is the case then the original top of the Josemaría Cu-Au-Mo system would have been displaced to the SE.

A number of high angle reverse and strike slip faults are hypothesized on the property, however cover

makes investigation and interpretation difficult even though topography and LANDSAT confirm some form of structural break.

Alteration Mapping

Alteration mapping by LANDSAT imagery was a primary tool used in identifying Josemaría (and Batidero) as exploration targets. Subsequent ground-truthing has confirmed many of the patterns and added mineralogical detail. It is interesting to note that alunite detected using LANDSAT tends to be conservative in coverage and considerably greater extent was found by ground work. Illite, on the other hand, seems to suffer from false positive signals in LANDSAT and groundwork showed significantly less coverage.

Subsequent alteration mapping of the adjacent property, Batidero, was assisted by 59 samples that were collected and spectrographically analysed by PIMA for alteration minerals during the 2000-1 season. This work has continued on Josemaría and alteration mapping has been an important contribution to locating exploration targets. Porphyry intrusive systems and their associated epithermal systems have well documented alteration systems.

As part of the 2005/2006 and 2006/2007 exploration program the alteration mineralogy of each hole has been logged visually and supported by SWIR spectra using PIMA taken from each 10 m interval and selected samples submitted for petrographic analysis by Dr. E. Tiddy.

Alteraciones - Referencias

Pattern	Description
	Argilica: Caolinita, Montmorillonita, Illita,Smectita
	Argilica Avanzada: Caolinita, Alunita, (Opalo-Calcedonia), Jarosita
	Fílica: Cuarzo, Sericita, (Muscovita-Illita), Clorita, Anhidrita, Pirita
	Arg. Interm ó SCC: Sericita, Clorita, (Illita-Smectita), Arcillas
	Propílica: Clorita, Epidoto, Calcita, Py, Actinolita, Sericita, Arcillas
	Alter. Filica M-D sobreImpuesta a Propílica
	Potasica: Biotita, Actinolita, Sericita, Clorita, Epidoto, Muscovita, Anhidrita, FdK
	Zona de baja silice
	Venillas de Fdk
	Motas de Biotitas y Magnetitas
	Concentraciones de Biot+Magn+Cl+Fdk
	FdK y Biotitas 2° diseminadas

Table 7.2 Alteration Reference

Potassic

Potassium silicate alteration is characterized by potassium feldspar, secondary biotite, magnetite, anhydrite with remnant chlorite and epidote. Pyrite, chalcopyrite and bornite are the dominant sulphides in this zone, although with relative low values of copper (average values in DDH-06 & DDH-07 of 0.13 g/t Au, 0.23 % Cu and 79.5 ppm Mo). In drill holes DDH-06 and DDH-07 this alteration type is evident between 4100 m to 4200 m where a zonation is evident from potassium feldspar veinlets, to secondary biotite and magnetite as shown in the shown in Figure 7.7 first photo below. The second photo shows transition to scattered secondary biotite and potassium feldspar and the third photo shows transition to biotite, magnetite, chlorite and potassium feldspar.

Potassic alteration predominantly associated with quartz diorite intrusive in the core of the central Josemaría zone can be seen in outcrop, trenches and in core. This alteration is characteristic of the centre of porphyry intrusive systems. Late phyllic overprinting can result as the hydrothermal system winds down.





Figure 7.7 Potassic Alteration

Phyllic Alteration

Phyllic alteration is characterized by quartz, sericite and/or sericite-illite, and pyrite which is commonly texture destructive. This alteration mainly affects tuffs, volcanics and intrusive porphyries, especially towards the south (see section 7400 N) where pervasive silica and destruction of feldspars by illite and sericite is clearly stronger than towards the north. In rocks which have undergone phyllic alteration it is impossible to observe chlorite or magnetite. The main mineralogical association of quartz, sericite and pyrite commonly displays a transition to quartz, illite, illite-smectite and pyrite with increasing depth. Associated sulphide minerals include chalcopyrite, covellite and minor bornite and chalcocite. Rocks displaying phyllic alteration are characterized by intense quartz +/- pyrite veining and stockwork with the percentage of sulfides reaching as high as approximately 10 % (DDH-03 at 288 m).

Examples of phyllic alteration are shown in Figure 7.8 below. The first picture shows phyllic alteration in intrusive porphyries (DDH-02 at 214 m); the second picture shows altered tuffs and volcanic porphyries (DDH-03 at 272 m); the third picture shows intrusive porphyries (DDH-02 at 418 m).


GeoSystems International



Figure 7.8 Phyllic Alteration

Weak Phyllic Alteration Overprinting Propylitic Alteration

In a number of cases irregular areas of alteration are observed where the effects of phyllic alteration are weaker and where the original texture of the rock can still be recognized. These areas of alteration are characterized by lesser amounts of sericite and a greater presence of chlorite and magnetite. Its mineralogical association is quartz, illite, illite - smectite, chlorite, green sericite, pyrite and magnetite. It affects aphanitic andesites and intrusive porphyritic rocks. It tends to be associated with quartz +/- pyrite stockwork often with chalcopyrite, chalcocite and covellite, especially towards the west. With depth it is transitional to propylitic or SCC alteration.

Examples of weak phyllic alteration are shown in Figure 7.9 below The first picture shows aphanitic andesites with weak phyllic alteration superimposed on propylitic alteration (DDH-04 at 80 m); the second photo shows dacitic porphyry with quartz stockwork with weak phyllic alteration superimposed on propylitic alteration (DDH-04 at 206 m); the third photo shows the same porphyry (DDH-04 at 237 m) with an increase in chlorite.







Figure 7.9 Weak Phyllic Alteration Overprinting Propylitic Alteration

Argillic

Five mineral assemblages, identified using PIMA, are consistent with an argillic alteration suite: smectite-kaolinite-illite (Sm-Kao-Ill), smectite-halloysite (Sm-Ha), smectite-illite-silica (Sm-Ill-Si), smectite-illite (Sm-Ill) and smectite-halloysite-illite (Sm-Ha-Ill). These are interpreted as more probably associated with high-sulphidation epithermal systems in Batidero and possibly as late-stage overprinting associated with porphyries in Josemaria. Argillic alteration is predominately associated with andesite flows that host quartz veins, and in hydrothermal breccias hosted by the andesite porphyry.

Advanced Argillic

Three mineral assemblages identified are consistent with advanced argillic alteration: kaolinite-diaspore (Kao-Dia), alunite/alunite-quartz (Al/Al-Qz) and alunite-kaolinite (Al-Kao). This type of alteration is well developed west of the central zone and also affects the andesites and hydrothermal breccias south of the central zone.

Recent work has shown that advanced argillic alteration forms a blanket of irregular thickness, being greatest on the central sections of 7800N and 7600N, and appears to be more extensive within very fine grained porphyries and volcanic tuffs where thickness of up to 80 metres are observed. This alteration type is characterized by pervasive silica, jarosite, and alunite displaying a transition to silica, kaolinite, jarosite, and illite with abundant iron oxides with increasing depth. In plan, advanced argillic alteration forms a north-south trending belt towards the Río Blanco River and corresponds to the leached zone. This zone is rarely anomalous in Au and, to a much lesser extent, Cu.

Examples of advanced argillic alteration are shown in Figure 7.10 below. The first picture shows

alunite, silica, quartz stockwork with jarosite (DDH-02 at 12 m); the second picture shows silica, kaolinite, hematite, jarosite (DDH-03 at 33 m); the third picture shows silica, alunite, kaolinite, illite (DDH-02 at 58 m).



Figure 7.10 Advanced Argillic Alteration

Silicic

Silicification and opaline quartz has been observed in hydrothermal breccias on or near Josemaría and on adjacent propeties. The silicification commonly occurs as pervasive replacement by opaline quartz in the dacites-rhyodacites.

Propylitic

Propylitic alteration occurs regionally within this part of the Frontal Cordillera. It is locally associated with a smectite-chlorite-illite ± pyrite-carbonate (Sm-Chl-Ill) suite. At Josemaria propylitic alteration occurs laterally or perched between phyllic alteration and SCC alteration with a progressive increase towards the east and distal parts of the system. Its distribution and contacts are irregular with abrupt changes over several metres. Its mineral association is chlorite, epidote, calcite, illite-smectite, pyrite, magnetite and hematite. Silica occurs as veinlets that occur occasionally. Copper and gold concentrations are low in spite of some sectors having a high percentage of sulfides. Gypsum veinlets are almost always present and cut quartz veinlets, while plagioclase is sometimes altered to clay. This alteration type normally affects intrusive porphyries.

Examples of advanced argillic alteration are shown in Figure 7.11 below. The first picture shows intrusive porphyries with propylitic alteration with selective destruction of plagioclase to clay (DDH-02 at 281 m); the second photo shows the same rock with propylitic alteration and gypsum veinlets parallel to the core (DDH-02 at 354 m).


GeoSystems International





Figure 7.11 Propylitic Alteration Photos

Sericite Clay Chlorite - SCC Alteration

This alteration type overprints propylitic and potassic alteration and typically occurs spatially below phyllic alteration. Its mineral association is characterized by chlorite, green sericite and clay (illite-smectite). Plagioclase is typically altered to yellowish clay or at times completely leached. SCC alteration is also characterized by magnetite, pyrite and gypsum +/- chalcopyrite with lesser amounts of chalcocite and covellite compared with zones of phyllic alteration. Potassic feldspar veinlets are also observed and are considered to mark the beginning or top of the potassium silicate alteration zone. This alteration affects the intrusive porphyries and is accompanied by higher concentrations of Cu and Au. A maximum thickness (240 m) of this alteration type was observed in hole DDH-07.

Examples of advanced SCC alteration are shown in Figure 7.12 below. Different examples of SCC alteration include (a) Chlorites dominant (DDH-04 at 290m); (b) Leached plagioclase (DDH-04 at 305 m); (c) Clay dominant (illite/smectite) (DDH-04 at 313 m); (d) (DDH-02 at 413 m); (e) Chlorite = illite (DDH-02 at 433 m); (f) (DDH-02 at 483m).


a
b
c
d
e
f

Figure 7.12 SCC Alteration

8.0 Deposit Types

The following deposit models are being considered at Josemaría. Although the project is in early stages of exploration, it has been found useful to apply deposit models at all exploration stages in order to encourage data collection and evaluation in a more systematic manner.

Maricunga Style Cu-Au-Mo Porphyry Systems

The Maricunga Belt of northern Chile contains a number of advanced argillic alteration zones hosting Cu-Au(-Mo) porphyry systems and associated high sulphidation gold deposits. This is a district specific specialization of the much larger family of Cu±Au±Mo porphyry systems found throughout the Pacific Rim. Porphyry systems are a major source of Cu, Mo and to a lesser extent Au and can be very large systems. Porphyry related deposit models have been studied and documented in considerable detail over the last few decades and the interested reader is directed to papers by (Muntean and Einaudi, 2000), (Muntean and Einaudi, 2001) and (Richards, 2003).

Porphyry systems are found in intrusive belts associated with subduction generated magmatism. They are formed in the ascending magmas below volcanic systems. Broad alteration of the surrounding rocks and intrusives takes place as hot fluids are pumped through by the convective heat engine in the core of the system. Concentric shells of alteration and mineralization can develop around porphyry systems and this systematic zonation is an important characteristic of porphyries that enables geochemistry and alteration mapping to provide vectors to ore. Ore contains both disseminated sulphides and various veinlet and stockwork systems which also host sulphides. Metal grades in porphyries are lower than in deposits with massive sulphide bodies, but the large volume of the system leads to economies of scale potentially resulting in the porphyry being of economic value.

An important characteristic of porphyry districts is that they do not form deposits in isolation. A number of porphyry systems tend to be emplaced in proximity. This is known to be the case in other Maricunga Belt systems such as Refugio where mineralized porphyry bodies as spaced in the order of 1km apart. This spacing is important to consider when evaluating step out exploration at Josemaría.

High / Low Sulphidation Epithermal Au-Ag Veins

Although Cu-Au-Mo porphyry systems can be large and economically attractive, some of the prospects in the Maricunga Belt include epithermal Au systems. These are a secondary target at Josemaría but are being considered as geochemical, geophysical and geological data is evaluated. Epithermal systems may host veins with economic deposits of Au and Ag. The variety of epithermal styles is quite large and has been studied in depth over the last few decades. Epithermal styles typical of the Maricunga Belt are described in the papers mentioned above.

Epithermal vein systems are associated with distal and/or late stages of porphyry intrusions. They are the result of convective and magmatic fluid flow through structure controlled plumbing systems leading to the surface. The temperature, chemistry and other characteristics of the system result in the range of epithermal systems.

9.0 Mineralization

Based on the current stage of development, Josemaría seems similar to porphyry mineralized systems found the Maricunga belt. It is characterized by disseminated sulphides, mineralized quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Pyrite, chalcopyrite and bornite and noted as disseminated and in quartz veinlets with chalcocite, pyrite and chalcopyrite reported on fracture surfaces. Disseminated magnetite is described as is occasional epidote. Specular hematite and magnetitie are noted in quartz veinlets in the intrusive.

To the west of the central zone there are indications of a NNW trending quartz-alunite zone. This is distinguished both by a change in alteration style and geochemistry (significant increase in Au/Cu ratio). While quartz-alunite ledges enriched in Au are found in Maricunga style deposits, not all are economic.

To the southeast, the mineralized zone appears to be upwards truncated by a post-mineralization, low angle fault that has brought a younger volcanic sequence over the older intrusives. The sense of motion on this fault is currently unclear. Considering the relative height of the fault within a compressional system experiencing significant uplift, there is a significant possibility the fault is extensional. In that case, the shared top of the central zone has been displaced in a roughly southeasterly direction.


0
-1
-2
log(Au)
1
2
3
log(Cu)

Figure 9.1 Copper versus Gold in Rock Chip Samples (N=389)

Mineralization styles specific to the Maricunga belt are described in (Muntean and Einaudi, 2001) and have been used to help interpret work at Josemaría. Two of the four vein styles found in a Maricunga-style system have been tentatively identified at Josemaría. These two styles are the late stage, D-type veins (pyrite with minor quartz and quartz-sericite-pyrite haloes and local tourmaline) and quartz-alunite ledges. Some elevated gold values are reported with the quartz-alunite suggesting that they are late stage quartz-alunite ledges, not the early stage, barren, quartz alunite ledges also found in Maricunga Belt systems. These late stage veins can be moderately distal to the core of the porphyry system, but as the system collapses the environment where they form may contract inwards. The quartz-alunite to the WNW of the central zone is quite close to what is believed to be the core of the system. Other than the proximity, there is currently no indication of structural reduction in section and the proximity is assumed to be due to available fluid conduits to a collapsing system.

The two early vein types – A-type (quartz-magnetite-biotite-chalcopyrite with additional variable minerals) and banded quartz veins may both be present at Josemaría as well. Core drilling in the current season is likely to be able to determine if weathered veins seen at surface in the core, potassic alteration zone are in fact equivalent of the A-type veins.

In Figure 9.1 two features can be identified (both Cu and Au are $\log_{10}()$ transformed from ppm). The high Cu with high Au cluster does not show noticeable correlation between Cu and Au. The trend of lower Cu values shows a greater range in Au that is independent of Cu. This suggests two different mineralogies, possibly existing as two of the vein types previously described. A clear break at about 300 ppm for Cu divides high Au values into those with or without high Cu. Talus samples with low Cu and high Au are associated with the quartz-alunite alteration to the NW of the core and to the NE with


GeoSystems International

sporadic values scattered to the south as well.



Figure 9.2 Talus samples with anomalously high gold values but low copper values

The style of mineralization seen at Josemaría tends to be continuous, forming roughly bulbous shapes. Since the mineralization is not tabular or planar there is not the sense of true versus apparent thickness found in some mineralization styles such as vein-type deposits. Consequently, the interval lengths at Josemaría are meaningful and definition of the shape of mineralization and grade will be clarified by the interpretation of the results from current and future drilling.

10.0 Exploration

A total of 5 exploration field seasons have been completed that include significant work on the Josemaría project.

2002/2003 Field Season

The work completed on Josemaría in this season was a component of a larger program on the combined Josemaría-Batidero project. The grid established on Josemaría is a continuation of that used on Batidero and uses an origin of 2,453,600E, 6,847,600N (GKCI Zone 2) with lines oriented parallel to the GKCI grid.

Geochemical Surveys

Table 10.1 2003 Rock Chip Samples

Sample Type	*Quantity*
Rock chip	106
Talus fines	219

Talus Fines

Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property. Results are discussed below with all three seasons consolidated.

Chip Samples

Two trenches, following road cuts, were sampled. Each sample was taken over a 3m interval whenever possible.

Trench 1 (T1) was through a green, fine grained porphyry containing plagioclase and quartz phenocrysts, quartz veins with specular hematite and abundant copper staining on fractures. The results of the trench were 109.2 m of 0.36 g/t Au (including 69 m of 0.408 g/t Au), 0.22% Cu (including 46.2 m of 0.34% Cu) and 57 ppm Mo.

Trench 2 (T2) was also through a porphyry but medium to coarse grained and with additional phenocrysts of potassium feldspar and secondary biotite. In addition to similar veins to T1, magnetite was also present. The results of this trench were 148.5 m of 0.174 g/t Au, 0.17% Cu and 11.35 ppm Mo.

Geophysical Survey – CSAMT

A total of 16.68 km of CSAMT (Controlled Source Audio-Magnetic Tellurics) was conducted by Quantec Geoscience Argentina S.A. CSAMT is a deep looking resistivity method able to identify deep structural zones. The data was processed using a 1D, depth sounding, inversion method. CSAMT did identify a number of resistive bodies in the Josemaría area. However, the author concludes that this was the least useful of the three geophysical methods applied at Josemaría since the majority of the geophysical contribution to drill targeting appears to have been based on magnetics and chargeability.

2003/2004 Field Season

Further detailed mapping, some enabled by the additional exposure due to road cuts, was conducted in the central area.

Geochemical Survey

Talus fines sampling

Samples were collected along portions of the previously established grid using the same methods as previous seasons.

Table 10.2 2003 Talus Fines Samples

Sample Type	*Quantity*
Rock chip	185
Drill Samples	1739
Drill replicates	77
Talus fines	132

The results of the multi-element geochemical data were analysed spatially in a MapInfo database. A comprehensive review of all elements was routinely conducted to identify existence of geochemical patterns that might reflect information of geological significance or indicate problems in sampling, contamination or laboratory procedures.

Chip Sampling

Chip sampling was almost entirely confined to trenches constructed in road cuts. These were mapped and sampled during the season. Trenches T1 and T2, started during previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4.

The extension to T1 was for a total of 41 m of which 30 m averaged 0.654 % Cu, 0.25 g/t Au and 53

ppm Mo. Trench T1-W over 78 m averaged 0.22% Cu, 0.43 g/t Au and 35 ppm Mo. Trench T2 was extended for approximately 79 m with 48.15m averaging 0.30% Cu, 0.26 g/t Au and 33 ppm Mo. Trench T4 runs for approximately 65 m of which 48.6 m averaged 0.28% Cu, 0.19 g/t Au and 25 ppm Mo. Trench T6 runs for 545 m over which it averages 0.27% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T5 was sampled over 25 m of which 10 m returned 0.27% Cu, 0.13 g/t Au and 28 ppm Mo. This sample was at the end of the sampling series. Since trenches follow roads with curves, sampled lengths are greater than the direct (line-of-sight) distance from the beginning to the end of the trench. This has the most effect in T6 which has an effective length of approximately 450 m.

Geophysical Survey

One objective of the 2003/2004 geophysical program was to delineate magnetic intrusive bodies. This was partly driven by the scarcity of outcrop in parts of the project area. A 30.45 line kilometre program of ground based magnetics was performed by Quantec Argentina S.A. Using the existing talus sampling grid 12 lines from L6800N to L9000N were partially sampled at 10m intervals. These were processed for diurnal correction and reduced to pole using an inclination of -28.3° and a declination of 1.2°.

On the completion of the magnetics program it was immediately apparent that there was a close correlation between the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002/2003 and a magnetic high that extended to the south, possibly under andesitic-basaltic cover. Responding to these results an IP-resistivity program was conducted on nine lines – six talus sampling lines oriented E-W and three cross-lines oriented N-S. This data was processed using 2D inversion methods to produce resistivity and chargeability sections. Magnetic data is presented as surface measurements in a plan map form. Depth and orientation of features in the magnetic data is determined by interpretation. Resistivity and chargeability models generated by the IP survey are vertical slices with depth and shape information for the horizontal plane. Horizontal continuity is inferred between sections. Consequently, the primary orientation of magnetic and chargeability models at Josemaría are perpendicular to each other and interpretation should use these complementary strengths when making geological inferences.

Both of these geophysical surveys were quickly recognized as successful techniques. Magnetite disseminated in the intrusives and within veinlets offers a simple interpretation of small circular and larger irregular shaped magnetic highs. Chargeability has been connected between lines into more linear, roughly N-S shaped zones. The relationship between these and intrusives, structures or mineralization is more difficult to interpret than the magnetic data. The magnetic high of the central zone corresponds with a core of reduced chargeability surrounded by higher chargeability zones. This is consistent with the exploration model which would expect an increase in pyrite in the shell surrounding the core of the system. The low chargeability core can be traced in sections from 8200N to 7600N. From 7600N and in sections to the south, a slab of low chargeability cover thickens and probably eventually obscures the continuation of the target zone if it continues to the south. A break in chargeability seen on 7400N and centred at 7300W is at 300 m to 400 m below surface and may be below the practical depth of investigation for the method. The low chargeability slab appears to dip to the east and is consistent with andesitic to basaltic cover above the low angle fault mapped at the top of

the central zone.

To the NE of the central zone, on line 8000N a smaller low chargeability feature with surrounding high chargeability is noted. The high chargeability region to the east on lines 8000N and 8200N is coincident with a spatially small magnetic high. This combination of both magnetic and chargeability high (centred near line 8200N at 6300W) distinguishes the feature from the central zone. Talus geochemistry in the area gives anomalous Cu-Au-Mo values but the extent of secondary dispersion is not known. The geochemical anomaly could easily have derived from a source coming to surface near line 8000N at 6650W. Drill hole JMRC-06, the only hole of the 2003/2004 season not to intersect significant mineralization, targeted the coincident magnetic and chargeability high. This may represent the pyritic halo of an intrusive core on line 8000N.

Adjacent to El Dedo (a resistive and topographic feature near 7700N, 7700W), and extending to the north and possibly south, a chargeability low is coincident with a subtle magnetic high. Immediately to the east, in the vicinity of El Dedo (possibly associated with a high angle, NNE fault mapped through that area) is a NNE elongate magnetic low. This magnetic low was tested at El Dedo by drill hole JMRC-03 and some mineralization was encountered. The area to the east and the north of El Dedo has not been tested but could be indicative of a deeper intrusive that has weak Cu-Au-Mo expression on surface. The depth of investigation is not clear in this area and the apparent depth limitation of the chargeability low is suspect. A low chargeability region surrounded by higher chargeability is observed as far south as 7200N centred on 7800W and may be a continuation of that feature seen near El Dedo. This is the southern most IP line and the chargeability low is coincident at depth with hydrothermal breccias. Again, the depth of investigation is unclear in this area and the chargeability low may not be bounded at depth.



Figure 10.1 Chargeability on Line 8000N from 8000W to 5800W, ticks are 100 m spacing

The previous figure shows the low chargeability cores detected in L8000N. JMRC-04 was drilled to the south, or out of the page and clearly is testing the lower chargeability core below it. The other two


GeoSystems International

chargeability lows are also exploration targets. The eastern, smaller feature does not seem to have much N-S extent onto other sections. The other low chargeability feature west of the peak does have significant N-S continuity.

Drilling

A total of 3475 m of reverse circulation drilling was conducted in ten holes. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex. Nine of the ten holes focused on testing the central zone. One hole was used to test a smaller, and superficially similar anomaly 900 m to the northeast of the central zone. This latter hole (JM RC-06) was the only one not to return significant mineralization.

Table 10.3 2003/2004 RC Drill Holes

Name	*Easting*	*Northing*	*Elev*	*Az*	*Dip*	*Length*	*Samples*
JM RC-01	2446192	6855292	4697	90°	-65°	370m	185 + 8
JM RC-02	2446503	6855329	4656	270°	-70°	370m	185 + 9
JM RC-03	2446090	6855389	4587	270°	-70°	350m	175 + 8
JM RC-04	2446456	6855670	4526	180°	-65°	354m	178 + 7
JM RC-05	2446700	6855277	4616	270°	-80°	370m	185 + 8
JM RC-06	2447215	6855799	4440	90°	-65°	300m	150 + 7
JM RC-07	2446512	6855468	4603	270°	-70°	304m	152 + 7
JM RC-08	2446400	6855506	4606	270°	-70°	357m	179 + 9
JM RC-09	2446520	6855476	4602	90°	-70°	350m	175 + 7
JM RC-10	2446199	6855116	4782	90°	-70°	350m	175 + 7

Physical Work

During the 2002 to 2004 seasons a total of 56.62 km of roads and trenches were constructed on the Josemaría and Batidero properties. These were achieved using 379.3 hours of a Caterpillar D8R bulldozer and 351.0 hours of a 950F front end loader.

Conclusions and Recommendations from 2003/2004

A central feature of approximately 2.5km in diameter was delineated by coincident Au, Cu and Mo anomalies, sub-propylitic to propylitic alteration and sub-outcrops of medium to coarse grained, porphyritic granodiorite to quartz diorite in the core of the zone. This central core has indications of potassic alteration. This zone is bordered by a halo of argillic and phyllic alteration. To the west the alteration is predominantly advanced argillic while to the north and northeast it is predominately phyllic. To the south this area is bounded by a northeast striking thrust fault dipping approximately 35° to the southeast. A sequence of fresh to propylitic, Late Tertiary volcanics and pyroclastics truncate the

mineralized porphyry above fault contact.

The geochemistry of the talus sampling also shows a low-Na halo surrounding the central zone – typical of the andesites and indicating plagioclase destruction. Along the northern edge of the grid another low-Na pattern coincides with a high-Zn. A WNW trend identified in the ground magnetics, possibly associated with a fault, is also coincident with this low-Na / high-Zn trend. This association may reflect alteration and geochemical mobility associated with this proposed fault.

In the 2002/2003 season, CSAMT (resistivity) showed the presence of a strong conductor coincident with the topographic feature known as "El Dedo". To the east it is in contact with a resistor attributable (exclusively?) to the characteristics of the rocks located there (fresh to weakly altered granites). Further east of El Dedo there is another resistor of smaller size, concordant with the outcropping of coarse grained granite porphyry.

The results of the magnetic survey indicated the presence of three magnetic lineations oriented in a ENE-WSW direction. These are intersected by other, lower intensity magnetic trends oriented NW – SE and the two orientations form a pair consistent with structural characteristics observed on the ground. The central zone contains a magnetic high feature about 800 x 400m and coincident with and displaced to the south of a medium to coarse grained holocrystaline porphyry. Toward the west there is a magnetic low above "El Dedo", an area with advanced argillic alteration. The northern part of this magnetic feature is coincident with Cu-Au-Mo in talus.

Drilling identified a zone of disseminated Au and Cu mineralization approximately 400 x 400m in size. This zone was open to the southwest, south and southeast. It was also open at depth with particular note drawn to JM RC-10-04 which ended in 50m averaging 0.62% Cu.

2004/2005 Field Season

Mapping

A series of three major outcrops of hydrothermal breccias were mapped which line up in an E-W orientation. It should be noted however that this orientation is not one of the dominant ones observed on the property and the linear relationship may be coincidental. The two larger breccias are elongated N-S and NE-SW respectively. Although there is no surface expression of an E-W structure connecting these breccias, there may be a deeper source that when combined with an intersecting structure controls their emplacement. One of the most important results of mapping was the discovery of quartz-diorite to granodiorite outcropping on the south side of the mountain hosting Josemaría. This was in an area known as the "mass movement" area and coincides with the intersection of 310° and 060° structures. The porphyry is visually similar to that found in the central zone, particularly in trenches T2 and T6. It is possible that this indicates a continuation of the porphyry system seen in trench T7 approximately 1000m south of the original outcrop.

Table 10.4 2004 2005 Talus Fines Samples

Sample Type	*Quantity*
Rock chip (Trenches)	4
Talus fines	80

Geophysical Survey

An infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Results were combined with previous data also collected by Quantec and reprocessed. The reprocessed magnetic data was reviewed for the Harrop report. It confirmed previously known structural trends, but shows several previously unknown magnetic features along the southern edge of Josemaría and extending into Batidero. Neither have geochemical signatures similar to the central zone in Josemaría but this is believed to be due to andesitic-basaltic cover. Both have adjacent breccias on surface. The eastern magnetic high is smoother and lower in amplitude suggesting it might be deeper, which would be consistent with what is known about the depth of cover. The western of the two newly found magnetic highs is south (and possibly east) of a structure running NE for over 800m that has a weak magnetic low and anomalous Au values in talus associated with it. The NW edge of the western magnetic high is parallel to this structure.

Discussion

LANDSAT and talus sampling have been used with success on the Josemaría project. Both methods are susceptible to cover and the consequences of this are worth a short comment. LANDSAT works well when there is little or no mixing of terrestrial surface cover within each cell (approximately 25 x 25m). Josemaría has the advantage of very little vegetative cover which can make detection of geologically interesting alteration signatures difficult. Since LANDSAT is strictly measuring surface reflectance properties it has absolutely no penetration of the subsurface. While measurements along or near ridge tops may reflect *in situ* material, lower slopes and valleys are covered in colluvial or alluvial material that effectively blinds LANDSAT remote sensing. Lack of an alteration signature when other positive indications (i.e. magnetics or chargeability) exist need not diminish a target's priority.

Talus geochemistry will penetrate further than LANDSAT, but samples in deep overburden will probably reflect a source other than the local bedrock. Talus samples taken on lower slopes and alluvial planes in the Josemaria and Batidero area are likely not always seeing through transported overburden.

LANDSAT, magnetic and IP surveys have provided methods with good subsurface penetration which has been confirmed by drilling and trenching. When used to identify district (or larger) scale linear and

curvilinear traces, LANDSAT is effectively able to look through cover by identifying topographic features caused by underlying geology. At Josemaría this has primarily been used to identify fault structures, some of which probably have genetic relationship with the prospects.

Geochemical Survey

Talus sampling was completed to infill a number of holes on Josemaría and to extend further south onto the Batidero. Sampling has followed the same methods as the two previous seasons.



Figure 10.2 Gold in talus samples on shaded relief background

Talus sampling at Josemaría and Batidero has been done with care to ensure that a good sample, representative of 100 linear metres was collected. These samples were typically collected at a depth of 30 to 40 cm. When an anomaly may have been displaced downhill there has so far been no real difficulty in tracing the source. The strongly linear nature of talus sampling at Josemaría and Batidero is not well represented with the usual scaled and coloured dots. The samples are truly linear and not point samples.


GeoSystems International


-0.5
-1.0
-1.5
-2.0
-2.5
log(Au)
1.5
2.0
2.5
3.0
log(Cu)

Figure 10.3 Gold and Copper Scatter Plot

The scatter plot above, in Figure 10.3, illustrates the relationships between gold and copper values in talus. Two distinct relationships can be clearly distinguished. A background population is seen clustered in the low-gold and low-copper region. A trend of data emerges from the background with a positively correlation between copper and gold. In addition, a second trend emerges with gold independent of copper. When compared to the previous scatter plot of Cu and Au in chip samples, the positively correlated trend looks very much like a mixing effect between porphyry related mineralization and background material. The vertical trend – Au independent of Cu looks similar to the high Au/Cu ratio seen in Au enriched quartz-alunite ledges.

Sampling took place extending 13 lines and totalled 23,100 m. These sample locations are shown in blue in Figure 10.4 below.


GeoSystems International


SILIMANITA
29-Y-1997
LAS PAILAS
31-Y-1996
LAS PAILAS II
84-Y-1997
LAS PAILAS I
83-Y-1997
Cateo MIRANDA
26-D-03
TANYA I
73-H-1996
LIRIO
338938-L-93
066-C-01
BATIDERO
338598-P-93
065-C-01
kilometers

Figure 10.4 Sample line locations 2002 to 2005

The sample line summary for 2005 is shown in Table 10.5 below.

Table 10.5 Sample Lines 2005

LINEA	LONGITUD (mts)	LONG. ACUMULADA (mts)
6400 N	5700	5700
6600 N	5700	11400
6800 N	3400	14800
7000 N	400	15200
7200 N	3400	18200
7400 N	1300	19500
7600 N	400	19900
8000 N	400	20300
8200 N	800	21100
8400 N	700	21800
8600 N	200	22000
8800 N	600	22600
9000 N	500	**23100**

The sample type distribution for the 2004-2005 field season is shown below in Table 10.6.

Table 10.6 Sample Type Distribution

TIPO DE MUESTRA	DESDE	HASTA	TOTAL	TOTAL ACUMULADO
TALUD	21501	21729	228	228
CHIP	21730	21734	5	233
CHIP	32051	32065	15	**248**

The gold, copper, molybdenum, lead, zinc and arsenic grade distributions for the updated sample grid is shown in Figure 10.5 through Figure10.10 below.


JVA_TLSTOT by Au_ppm
0
2.5
5
kilometers

Figure 10.5 Gold Assays – Au ppm


JVA_TLSTOT by Cu_ppm
0
2.5
5
kilometers

Figure 10.6 Copper Assays – Cu ppm


GeoSystems International


kilometers

Figure 10.7 Molybdenum Assays – Mo ppm


kilometers

Figure 10.8 Lead Assays – Pb ppm


GeoSystems International


JMA_TLSTOT by Zn_ppm
0
2.5
5
kilometers

Figure 10.9 Zinc Assays – Zn ppm


JMA_TLSTOT by As_ppm
0
2.5
5
kilometers

Figure 10.10 Arsenic Assays – As ppm


GeoSystems International



Figure 10.11 Copper in talus samples with 2005 reprocessed magnetics as background

2005/2006 2006/2007 Field Seasons

Ground Magnetics

Magnetometry surveys were carried out over three seasons between 2003 and 2006. In general the line spacing was 200 m. The northern lines shown in green in Figure 10.12 were added during the 2005/2006 field season.



0
1
2
kilometers

Figure 10.12 Magnetometry lines 2003/2004 in blue, 2004/2005 in violet, and 2005/2006 in green

Concentric zones of magnetic high anomalies surrounding a central zone of magnetic low are observed at Josemaria and another area immediately to the northwest. As shown in Figure 10.13, at Josemaria this pattern is centered on the porphyry system and a strong geochemical anomaly (e.g. Cu > 0.4%).



GeoSystems International


0
2
kilometers

Figure 10.13 Reduced to pole magnetometry.

Induced Polarization/Resistivity Surveys

IP/RES surveys were carried out over the four seasons between the 2003 and 2007. In general the line spacing was 200 m with lines oriented E-W with a number of N-S control lines in the central zone of Jose Maria. The IP/RES survey lines are shown in Figure 10.14 as 2003/2004 in blue, 2004/2005 in violet, 2005/2006 in green, and 2006/2007 in red. The 2006 lines are also shown in Figure 10.15 in yellow.


kilometers

Figure 10.14 Induced Polarization and Resistivity Lines


GeoSystems International

The geophysical survey lines are summarized in Table 10.7 below.

Table 10.7 Geophysical Lines 2006

METHOD	MONTH	LINES	LENGHT	CUMULATIVE
IP / RES	Marzo-06	**10400 N** (9100W a 7100W)	2000 m	2000 m
IP / RES	Marzo-06	**9400 N** (8200W a 5100W)	3100 m	5100 m
MAG	Marzo-06	**10900 N**	1560 m	1560 m
MAG	Marzo-06	**10500 N**	2650 m	4210 m
MAG	Marzo-06	**10100 N**	3400 m	7610 m
MAG	Marzo-06	**9800 N**	3300 m	10910 m
MAG	Marzo-06	**9400 N**	3900 m	**14810m**


SILIMANITA
VICUÑA
BATIDERO

Figure 10.15 Induced Polarization and Resistivity Lines 2006

The cross sections are shown below in Figure 10.16 and 10.17 for resistivity and chargeability.


SECCION IP / RES: 10400 N

Figure 10.16 Induced Polarization and Resistivity Line 10400 North


SECCION IP / RES: 9400 N

Figure 10.17 Induced Polarization and Resistivity Line 9400 North


GeoSystems International

The relationship between the IP anomaly and superimposed >0.4% and >0.5 % Cu anomaly is shown in the three figures below. Lower values between 15 to 20 mv/v coincide well with copper mineralization while values higher than 25 mv/v tend to surround the copper mineralization.


0
1
2
kilometers

Figure 10.18 Depth to top of 15 mv/v IP anomaly


0
1
2
kilometers

Figure 10.19 Depth to top of 20 mv/v IP anomaly


GeoSystems International


0
1
2
kilometers

Figure 10.20 Depth to top of 25 mv/v IP anomaly

11.0 Drilling

During the 2003/2004 exploration season a total of 10 reverse circulation holes (3475 m) were completed at Josemaria. This first round of drilling targeted chargeability anomalies along a 600 m long magnetic high. The holes were widely spaced at intervals between 200 m and 300 m and the results indicate considerable target expansion potential along the western and southern flanks of the system.


06
04
08
09
07
03
02
05
01
10

Figure 11.1 2003/2004 RC drill hole locations

During the 2004/2005 season a total of 20 reverse circulation hole (7822 m) were completed at Josemaria. In addition 5 diamond drill core holes (2406 m) were also drilled.


GeoSystems International


JOSEMARIA
BATIDERO
JM RC-04-04
JM RC-06-04
JM RC-08-04
JM RC-27-05
JM DH-02
JM RC-09-04
JM RC-20-05
JM RC-03-04
JM RC-07-04
JM RC-02-04
JM RC-19-05
JM RC-01-04
JM RC-12-05
JM RC-13-05
JM DH-04
JM RC-05-04
JM RC-14-05
JM DH-01
JM RC-21-05
JM DH-05
JM RC-11-05
JM RC-10-04
JM RC-15-05
JM DH-03
JM RC-18-05
JM RC-22-05
JM RC-16-05
JM RC-30-05
JM RC-17-05
JM RC-29-05
JM RC-26-05
JM RC-23-05
JM RC-24-05
JM RC-28-05
JM RC-25-05
Reference:
RC 2003/04
RC 2004/05
DDH 2004/05
6855500
6855000
6854500
2445500
2446000
2446500
2447000
2447500

Figure 11.2 2003/2004 and 2004/2005 RC and diamond drill hole locations

The 2005 drill holes are summarized in the table below.

Table 11.1 2005 RC and Diamond Drill Holes

POZOS	GK-X	GK-Y	COTA	COTA-C1C2	AZIMUT	DIP	PROFUNDIDAD
JM RC-11-05	2446630	6855093	4670	4710	270	-75	350
JM RC-12-05	2446594	6855289	4610	4635	270	-70	300
JM RC-13-05	2446200	6855202	4690	4720	90	-70	350
JM RC-14-05	2446494	6855191	4655	4700	270	-70	400
JM RC-15-05	2446399	6855051	4735	4770	270	-70	440
JM RC-16-05	2446207	6854998	4755	4790	90	-70	350
JM RC-17-05	2446203	6854892	4770	4810	90	-70	420
JM RC-18-05	2446405	6855051	4760	4770	90	-70	400
JM RC-19-05	2446451	6855396	4610	4630	270	-70	400
JM RC-20-05	2446642	6855396	4565	4585	270	-70	350
JM RC-21-05	2446195	6855195	4690	4720	270	-70	400
JM RC-22-05	2446192	6855003	4765	4790	270	-70	444
JM RC-23-05	2447108	6854605	4630	4650	90	-70	372
JM RC-24-05	2445805	6854596	4835	4845	270	-70	374
JM RC-25-05	2446312	6854195	4695	4695	90	-70	400
JM RC-26-05	2446113	6854795	4850	4845	90	-65	400
JM RC-27-05	2446099	6855500	4650	4635	90	-60	420
JM RC-28-05	2445991	6854702	4850	4855	90	-70	420
JM RC-29-05	2446109	6854792	4820	4845	270	-70	408
JM RC-30-05	2446197	6854900	4810	4810	270	-70	400
JM RC-31-05	2449550	6853600	4385	4410	90	-80	24
JM DH-01	2446196	6855112	4690	4750	90	-70	519.75
JM DH-02	2446113	6855394	4635	4670	90	-60	501.20
JM DH-03	2446095	6855048	4740	4775	90	-60	513.35
JM DH-04	2446416	6855247	4660	4685	270	-60	513.35
JM DH-05	2446297	6855151	4700	4730	270	-60	358.10


GeoSystems International



Figure 11.3 Drill holes RC-16 and RC-22

During 2005/2006 1,418 m of diamond drilling and 458 m of reverse circulation drilling were completed. The table below summarizes the drill results.

Table 11.2 2005/2006 Exploration Season Highlights

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
JM RC 32	0	176	176	0.370	0.400
incl	42	176	134	0.380	0.520
AP DDH 06	0	282	282	0.268	0.265
incl.	0	72	72	0.413	0.177
and incl.	170	184	14	0.451	0.430
and incl.	186	204	18	0.299	0.490
JM DH 06	282	568	286	0.100	0.161
incl.	290	300	10	0.330	0.510
and incl.	316	327	11	0.286	0.458
and incl.	364	386	22	0.169	0.261
and incl.	453	535	82	0.138	0.192
JM DH 07	0	850	850	0.235	0.294
incl.	32	70	38	0.209	0.463
and incl.	147	152	15	0.300	0.289
and incl.	190	439	249	0.431	0.443
and incl.	533	554	21	0.190	0.318
and incl.	568	607	39	0.162	0.313
and incl.	692	702	10	0.183	0.327
and incl.	713	739	26	0.170	0.303



Figure 11.4 RC Pre-drilling DDH-06


GeoSystems International

During the 2006/2007 field season a total of 6,092 m of reverse circulation drilling were completed. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource. The figures below illustrate the relationship between the "Dona" shaped magnetic high surrounding a magnetic low at the Josemaria deposit. The best drilling results are located between the magnetic low and the magnetic high.



Figure 11.5 Drilling Plan Map to 2006/2007 with Magnetometry



Figure 11.6 Drilling Plan Map to 2006/2007

A complete drillhole listing is provided in the Appendices.

The best results from the 2006/2007 season are shown in the table below.

Table 11.3 Selected Drilling Results 2006/2007

DRILLHOLE	Final depth (m)	Mineralized interval (m)	From (m)	To (m)	Au (g/t)	Cu (%)
JMRC_032*	397.00	397.00	0.00	397.00	0.32	0.37
	Including	262.00	42.00	304.00	0.35	0.44
	Including	150.00	42.00	192.00	0.38	0.51
JMRC_033	400.00	400.00	0.00	400.00	0.35	0.34
	Including	188.00	36.00	224.00	0.46	0.41
	Including	96.00	128.00	224.00	0.52	0.50
	Including	22.00	4.00	26.00	0.52	-
JMRC_034	400.00	400.00	0.00	400.00	0.34	0.40
	Including	204.00	122.00	326.00	0.46	0.53
	Including	122.00	204.00	326.00	0.53	0.62
JMRC_035	420.00	420.00	0.00	420.00	0.22	0.29
	Including	138.00	120.00	258.00	0.28	0.39
	Including	82.00	176.00	258.00	0.30	0.44
JMRC_036	400.00	400.00	0.00	400.00	0.20	0.19
	Including	10.00	144.00	154.00	0.27	0.40
	Including	74.00	0.00	74.00	0.35	0.20
JMRC_037	384.00	384.00	0.00	384.00	0.20	0.20
	Including	16.00	120.00	136.00	0.21	0.48
	Including	20.00	184.00	204.00	0.30	0.34
JMRC_038	420.00	390.00	0.00	390.00	0.14	0.22
	Including	116.00	250.00	366.00	0.14	0.33
	Including	56.00	264.00	320.00	0.16	0.35
JMRC_039	432.00	432.00	0.00	432.00	0.27	0.35
	Including	258.00	120.00	378.00	0.32	0.46
	Including	118.00	190.00	308.00	0.30	0.52
JMRC_040	427.00	427.00	0.00	427.00	0.16	0.28
	Including	279.00	148.00	427.00	0.20	0.33
	Including	102.00	178.00	280.00	0.23	0.40
JMRC_041	391.00	no significant intercepts				
JMRC_042	150.00	no significant intercepts				
JMRC_043	436.00	no significant intercepts				
JMRC_044	204.00	no significant intercepts				
JMRC_045	400.00	no significant intercepts				
JMRC_046	400.00	12.00	130.00	142.00	0.31	0.32
JMRC_047	283.00	no significant intercepts				
JMRC_048	324.00	no significant intercepts				


GeoSystems International

12.0 Sampling Methods and Approach

Talus

Sampling of talus fines carried out by Deprominsa and Solitario has used a compositing method that results in samples representative of 100m along the sampling line. This is significantly different from the more widely used point sampling approach since it represents a substantial length of the line. It should be emphasized that although this method has a length associated with each sample, this should not be confused with a sample width. Representation of the talus samples on maps is better done as a line rather than a point or symmetric symbol. Use of points or symmetric symbols does not depict the strongly linear nature of the sample and should be used with caution .

Talus fines were collected as composites of 10 sites located at 10 m intervals, centred if possible, on a 100 m line station. Each sample was named for the station at the midpoint of the samples sites (between sites 5 and 6). Component samples of 100 to 200 g were taken typically between 30 and 40cm depth and above the ferrugenous duricrust. Each component was dried and sieved to #10 mesh size. An equal amount of each component sample was then combined and homogenized by shaking the sample bag before shipping to San Juan for pickup by ALS Chemex.

Chip Sampling

Chip sampling followed conventional methods of following as close to the centre line of the sample as practical. Samples were chipped not cut. The majority of chip samples were taken along road-cut type trenches. Sample width was kept constant within each trench as much as possible.

Drillhole Sampling

Both reverse circulation (RC) and diamond drill core (DDH) drilling has been completed at the Josemaría project. The entire length of the holes have been carefully logged, on a systematic 2 m interval in the case of RC, and on a systematic 1m core length in the case of DDH holes.

RC chips were collected at the drill in large sacks weighing about 40 kg. These were taken to the camp where they were weighed and run though a quartering and homogenizing process using riffle splitters that results in a 5 kg split for shipment to the lab. Representative samples are retained as a geological record of the hole and for re-assay.

The core intervals were split in half by saw with one half then being submitted for assay and the balance being store in San Juan for reference. Also, from the saved one half core, samples were taken for density measurements.

No geologic breaks dictated breaks in the uniform 2 m (RC) or 1 m (DDH) sampling, which is appropriate for a bulk tonnage, low-grade deposit. HQ diameter core was drilled to provide adequate

sample weights. The average weight of a half core sample for a 2 m interval is 8.0 kg, and therefore a significant weight that provides for sample preparation and assaying.

The rock is generally very competent, and overall recoveries are in the order of 95% or better, with only very occasional fracture zones having recoveries of less than 70%.

The following information was recorded by the field geologist for all geological samples collected for analysis and for reference samples:

- Sample Numbers.
  - Field Sample Number.
  - Laboratory Sample Number.
  - Duplicate Sample Number.
- Date of Sample Collection.
- Local Name of Sample Site.
- Geologist.
- Easting, Northing, and Elevation Coordinates.
- Sample
  - Type.
  - Method.
  - Dimensions.
  - Environment.
  - Size Fraction.
- Mineralogy.
- Description.
- Comments.

13.0 Sample Preparation, Analysis and Security

Samples are prepared for shipping to San Juan in the Batidero Camp. The details of each shipment, including the name of the driver is recorded before being transported by Deprominsa personnel to the San Juan office. ALS Chemex picks up the shipments at the San Juan office and is responsible for their transport to Mendoza. The authors are not aware of any reasons for concern regarding the security of the samples.

During 2005, GeoSystems International visited ALS Chemex's sample preparation facility in Mendoza, which is responsible for preparing the sample pulps for Depromin S.A.'s projects. The pulps are sent by truck to La Serena for assaying.

The overall comment on the facility, at the time of the visit, was that it was clean, professional facility and efficiently run. There were a significant number of projects (from Depromin S.A. and other mining companies) that sent their samples to be prepared to this facility. The stated capacity was about 700 samples per day, and it appeared to be running at full capacity. Despite this, the operation appeared to be running smoothly, even considering the following comments:

1. The use of a rubber mat for homogenization and preparation of pulp bags may lead to contamination across samples. The mat is roughly cleaned with a cloth scrubber, which in turn is dumped in a pale of water to rinse it. *It is recommended that a stainless steel plate, cone-shaped on one end, be used instead, and cleaned with compressed air in between samples.*
2. There is loss of fines at the first stage crushing, and also at the Jones splitter. In the case of the crusher, these losses can (and should) be easily avoided by putting a lid on the machine. In the case of the Jones splitter, *it is recommended that Depromin S.A. requests that a rotary splitter be installed.*

The protocol being used by Depromin S.A. is fairly standard, but has not been validated by, for example, a sample heterogeneity test. It is not currently known the overall precision and accuracy of the assay data, because of the limitations of the QA/QC program, as described below. It is possible that too small a sample is being pulverized, and other minor aspects of the preparation protocol, such as the use of rotary splitters, may have to be revised. However, it is recommended that these steps be taken to develop a full sample QA/QC program after confirmation of the project's potential and further development. *In the meantime, it is recommended that an Au size distribution study be completed.* Given the current protocol, if coarse Au is present, it would be reasonable to presume that the Au grade in the samples is being understated.



Figure 13.1 Sample reception area, ALS Chemex sample preparation facility


MF PMPLM2_03

Figure 13.2 Pulverizers & pulp bagging area, ALS Chemex sample preparation facility. Note the rubber mat in the center of the picture (Figure 13.2), where the pulverized sample is homogeneized, and later also used to bag the sample.


GeoSystems International

Analytical Procedures

The project has been using ALS Chemex for geochemical analysis and assaying. ALS Chemex complies with ISO 9001:2000 and ISO 17025:1999 in its internal quality system. Sample preparation work is performed by ALS Chemex in their a prep lab facility in Mendoza, Argentina while the analytical work is performed in their laboratory in Santiago, Chile. Since processing codes are common across ALS Chemex laboratories, they will be noted in the method description for reference.

All samples are logged into ALS Chemex tracking system, weighed and dried at 60° C. Preparation of RC chip, trench chip or cut core samples is by crushing so better than 70% of the crushed sample passes through a –2 mm mesh. A 250 g split is taken and pulverized to better than 85% passing through a 75 micron screen. The -75 micron fraction is dry screened to -180 microns (equivalent to -80 mesh) and both fractions are retained.(PREP-31 and SCR-41)

Talus fines are dry sieved to -180 microns and both fractions are retained (SCR-41).

Gold is then determined by fire assay with AAS finish on a 50 g sample (Au-AA24). The detection limit and range of this method is 0.005 to 10 ppm Au.

The sample is also digested using a HF-HNO3-HClO4 acid digestion, HCl leach and finished using ICP-AES for 27 elements. In addition, Hg was determined using an Aqua Regia digestion and cold vapour AAS. Detection limits and ranges (ppm unless otherwise indicated) are as follows:

Table 13.1 Detection Limits

Ag	0.5 - 100	Cd	0.5 - 500	Mg	0.01 - 15%	S	0.01 - 10%
Al	0.01 – 25%	Co	1 – 10,000	Mn	5- 10,000	Sb	5 – 10,000
As	5 – 10,000	Cr	1 – 10,000	Mo	1 – 10,000	Sr	1 – 10,000
Ba	10 – 10,000	Cu	1 – 10,000	Na	0.01 - 10%	Ti	0.01 - 10%
Be	0.5 - 1000	Fe	0.01 - 25%	Ni	1 – 10,000	V	1 – 10,000
Bi	2 – 10,000	Hg	0.01 - 100	P	10 – 10,000	W	10 – 10,000
Ca	0.01 - 25%	K	0.01 - 10%	Pb	2 – 10,000	Zn	2 – 10,000

The four acid method is nearly a total digestion with only the most resistive minerals remaining partly dissolved. Elements that may be only partially dissolved are Ba, Cr, Ti and W.

14.0 Data Verification

Assay Database

The computerized database was spot-checked against the laboratory certificates, which are issued as digitally-signed Acrobat PDF documents, as well as paper certificates.

The checks were done on the most recent campaign (2006/2007), corresponding to about 200 intervals scattered throughout the drill holes, from a total of 12,903 available Au grades and Cu grades.

No errors were found in the transcription of TCu and Au assay values, and thus the indications are that the database is in very good order and up to international standards. The authors believe the data provided to be reliable and are not aware of any reasons for concern regarding data validity.

Laboratory QA/QC

Duplicate samples were collected in the field and routinely examined using regression methods. There are a total of 447 duplicate samples at this stage of the project. Statistical analyses made on these duplicates indicate that the overall precision of the samples is good or very good.

The absolute deviation of the duplicate samples were plotted against a sample reference number, which correlates to time, as well as the cumulative frequency distribution of the Cu and Au pairwise relative deviations.

Figure 14.1 shows the absolute differences for Cu (Original minus Duplicate), in ppm, while Figure 14.2 shows the corresponding graph for Au. Note that there are a few samples that evidence significant deviations, the level one would expect if bag swapping or mishandling of sample numbers had occurred. However, if that were the case, then the highly deviated values should occur in both Au and Cu for the same sample number, and this is not necessarily the case.

On the other hand, there are groups of sample numbers (approximately mid-way through the x-axis) that show excellent results.

The overall average deviations should the duplicates to be overall unbiased. For Cu, it is 2.57 ppm, while for Au the overall average is 0.0035 g/t.


Absolute Difference, Cu Duplicates (ppm)
Average Absolute Difference=2.57
Cu Ori-Cu Dup (ppm)
2500
2000
1500
1000
500
0
-500
-1000
-1500
-2000
-2500
-3000
106546
100732
101027
101351
101652
101948
102257
102523
102746
103005
103227
103478
103729
104029
104330
104572
104841
105114
105402
105642
105949
106254
106497
107563
107856
108087
108332
108584
108912
109184
109493
109794
110064
110320
110602
Sample Number
Abs Dif Cu (Org-Dup)

Figure 14.1: Field duplicates, (Original – Duplicates) vs. Sample Number, Cu (ppm).



Absolute Difference, Au Duplicates (g/t)
Average Absolute Difference=0.00346 (g/t)
Au Ori-Au Dup (g/t)
Sample Number
Abs Dif Au (Org-Dup)

Figure 14.2: Field duplicates, (Original – Duplicates) vs. Sample Number, Au (g/t).

The pairwise relative deviation of the duplicates is calculated as the absolute value of the difference between the pairs, divided by (relative to) the average value of the pair. The mathematical expression is thus:

$$\% \, RelDev = \frac{ABS(Ori - Dup)}{[(Ori + Dup)/2.0]}$$

The % Relative Deviation are sorted and plotted against their cumulative frequency, see Figures 14.3 and 14.4, for Cu and Au, respectively. In the case of field duplicates, it is expected that 90% of the pairs be at 20% percent or less relative deviation for Cu and Au. In this case, Josemaria duplicates show that 90% of the duplicates are about 15% relative deviation or less for Cu, while for Au the same parameter is at about 22%, which is considered good.


Cumulative Pairwise Relative Difference, Cu Duplicates (ppm)
100
80
60
40
20
0
(CuOri-CuDup)/[(CuOri+CuDup)/2] (%)
0.002 0.047 0.092 0.137 0.182 0.226 0.271 0.316 0.361 0.406 0.451 0.496 0.54 0.585 0.63 0.675 0.72 0.765 0.809 0.854 0.899 0.944 0.989
Cumulative Frequency
Sorted Abs Values of Relative Dif Cu

Figure 14.3: Cumulative Frequency of the Pair Relative Deviations, Cu (ppm).


Cumulative Pairwise Relative Difference, Au Duplicates (ppm)
(CuOri-CuDup)/[(CuOri+CuDup)/2] (%)
Cumulative Frequency
Sorted Abs Value of Relative Dif Au

Figure 14.4: Cumulative Frequency of the Pair Relative Deviations, Au (g/t).

15.0 Adjacent Properties

Immediately to the south of Josemaría is the Batidero property owned by TNR through Solitario and in which *Suramina* is earning a 75% interest. To the southwest of Josemaría is the Vicuña prospect, also owned by Suramina. In addition to the original Vicuña prospect there are several joint venture sub-projects exploring for similar targets between Vicuña and Josemaría.

Tenke Mining Corp.
Batidero/Lirio/Vicuña
Target Map
GLACIAR POTRO
High Sulphidation Epithermal System
0 to 1.7g/t Au in 5 km talus line
strong bleg anomalies
ACANTILADO
High Sulphidation
Epithermal System
0 to 1g/t Au
in energite veins
JOSEMARIA
Porphyry Au-Cu system
with potential for proximal high-low sulphidation veins. 1000m RC drilling, geophysics and detailed sampling with trenching
VICUÑA
Sampling and mapping of targets
RIO HEDIONDO
High Sulphidation
Epithermal System
0 to 10 g/t Au in massive energite veins
MARANCELES SHELTER
LIRIO
MARANCELES
High Sulphidation Epithermal System
0 to 4g/t Au in Qtz/energite/pyrite veins
BATIDERO
Low Sulphidation veins
to 4 g/t Au
FILO DEL SOL
Porphyry Cu/Epithermal
VRC-4 182m @ 0.54% Cu/52g/t Ag/0.31g/t Au
VRC-5 104m @ 1.14% Cu/48g/t Ag/0.26 g/t Au
Target open to north & west
BATIDERO
BATIDERO CAMP
VICUÑA
CHILE ARGENTINA
Veladero
/Pascua
90km
0
5 km
International border
4WD road
PROYECTO BATIDERO
CHILE
ARGENTINA
LA RIOJA
SAN JUAN
SAN

Figure 15.1 Location of Adjacent Properties

The following material has been taken directly from published descriptions by Suramina Resources Inc. and has been edited for continuity in this report.


GeoSystems International

At Filo del Sol, a total of nine reverse circulation drill holes have to date identified an extensive zone of supergene copper mineralization that extends 1,500m north-south and remains open in all directions. Geological modeling indicates the presence of shallower, high grade (>0.8% Cu) supergene copper mineralisation that outcrops in the vicinity of hole VRC-20, sitting above relatively deeper lower grade supergene and/or mixed copper mineralisation that grades at depth into hypogene copper-gold mineralization related to a Cu-Au porphyry system. Copper in the supergene zone appears to be dominated by water-soluble hydrated copper sulphates such as chalcanthite and kröhnkite. In addition, significant intersections of gold, and to a lesser extent silver, occur. The results to date indicate the presence of an extensive, shallow, mineralized lithocap that is closely related to one or more, deeper porphyry Cu-Au intrusives.

A program of reverse circulation holes is being planned for the 2007/08 summer exploration season in order to (i) test and extend the outcropping high grade supergene copper mineralization in the vicinity of hole VRC-20 and VRC-33, (ii) test outcropping supergene mineralization that occurs north-east of holes VRC-35 and VRC-28, and (iii) further test deeper levels of the system where encouraging porphyry Cu-Au mineralization has been identified in previous drilling.
Los Helados Target: The Los Helados porphyry copper-gold target is located in Chile, approximately 10 km NNW of Josemaria. The area is characterized by Paleozoic granitoids intruded by andesite-dacite porphyry and late mineral Oligocene-Miocene diorite. The Los Helados porphyry Cu-Au target was first drilled during the 2006/07 summer exploration season.

Of the 5 holes that were drilled, holes VRC-40 and 41 returned the most interesting results with very encouraging copper and gold intersections (VRC-41: 300m @ 0.30% Cu, 0.30g/t Au, including 54m @ 0.37% Cu, 0.44g/t Au and VRC40: 300m @ 0.26% Cu, 0.23g/t Au, including 52m @ 0.50% Cu, 0.39g/t Au). These two holes intersected the andesite-dacite porphyry dominated by phyllic alteration and to a lesser extent intermediate argillic alteration. Of note, the higher grade observed towards the bottom of VRC-40 is associated with more obvious potassic alteration overprinted by intermediate argillic alteration in a host andesitic porphyry. A reverse circulation drill program of four holes totalling 1,600 metres is being prepared to be carried out in the 2007/08 summer exploration season in order to further test this target.

Cerro Blanco Target: The Cerro Blanco porphyry copper-gold target straddles the Argentine-Chile border and is located approximately 9 kilometres north of Josemaria. It is characterized by Permo-Triassic granites intruded by Tertiary microdiorite and dacite porphyry.

This area is characterized by potassic, intermediate argillic (SCC), and phyllic alteration with variable silicification and quartz veining. Alteration is zoned outward from a central potassic core centred on the dacite porphyry which is coincident with a 1,800 metre (N-S) by 600 metre (E-W) zone anomalous in Au (>0.15ppm), Cu (>1,000ppm) and Mo (>100ppm). A reverse circulation drill program of four holes totalling 1,350 metres is being prepared to be carried out in the 2007/08 summer exploration season in order to initially test this target.


TENKE MINING CORP
VICUÑA DRILLING
Undrilled Exploration Target
Filo del Sol Diatreme
0.66% Cu
102-324m
0.41g/t Au
174-198m
& 0.59g/t Au
206-236m
& 1.75g/t Au
308-346m
0.48% Cu/0.53g/t Au/2g/t Ag
152-168m
0.52% Cu/0.31g/t Au/52g/t Ag
94-276m
0.41% Cu
178-200m
0.55g/t Au
98-210m
0.38% Cu/0.31g/t Au/3g/t Ag
88-120m
1.14% Cu/0.26g/t Au/48g/t Ag
96-200m
0.36% Cu & 0.16% Cu
6-26m 182-258m
1.25g/t Au
160-184m
0.33% Cu
162-242m
0.28g/t Au
92-250m
14.87g/t Ag
66-138m
1.04% Cu/0.44g/t Au/9g/t Ag
12-54m
Undrilled Exploration Target
0.18%Cu/0.59g/t Au/1g/t Ag
4-70m
2004 Tenke DDH
Tenke/Rio Tinto DDH
Cyprus DDH
0.62% Cu/0.43g/t Au/2g/t Ag
4-66m
0 250 500 750 1000 m

Figure 15.2 Vicuna Drilling

Further work in the area in 2002 led to greater emphasis on the district-wide porphyry/epithermal transitions. As exploration within the region progressed, several additional epithermal anomalies were identified along margins or flanks of multi-phased porphyry intrusives, exposing a variety of potential targets which are "telescoped" into older systems. Vicuña appears to be part of a larger regional multi-porphyry system which shows a vertical section of over 1,000 metres with evidence of mineralized targets of several ages.

A 1,170 metre program in 4 widely spaced holes was completed in March, 2004 on the Filo del Sol target, testing the deeper portions of the open mineralization previously discovered as well exploring the potential northern extension of the copper/gold zone. The results indicate a significant lateral extension of mineralization to the north at Filo del Sol, where Hole VRC-28 was drilled some 300 metres north of any previous drilling in the vicinity of the diatreme. A major copper intercept was encountered in VRC-28 grading 0.66% Cu over 224 metres, including an 8 metre interval of 7.43% Cu.

These intercepts, together with new geochemical sampling and regional geological mapping at the


GeoSystems International

eastern flanks of the Vicuña epithermal-porphyry system continue to provide evidence of a large deep porphyry potential with associated exposures of epithermal systems on top. The variable conditions of the mineralized intervals at depth as well as the relationships between gold and copper zones in most of the holes are interpreted to correlate with exotic copper mineralization along strongly fractured zones where gold was deposited initially as the result of epithermal fluid interaction. The origin of such a system is related to local porphyry systems.

Batidero Project

The history of the Batidero property was described earlier. Within the central parts of Batidero a number of Au veins and breccias were explored by Solitario, Barrick Exploraciones de Argentina S.A. and subsequently Suramina between 2000 and 2003. The relationship of these breccias and veins to the porphyry system at Josemaría is not well understood and the extent to which they may provide additional exploration insight has not yet been determined. Although Batidero is included in the subject of the report, the epithermal gold target that initiated exploration has not been discussed in detail. That aspect of the Batidero property may be considered *adjacent* to the primary porphyry Au-Cu-Mo system of Josemaría.

16.0 Mineral Resource Estimate

16.1 Database and Geologic Model.

16.1.1 Assay Database.

The database used to estimate the updated resources at Josemaría consisted of a total of 48 inclined reverse circulation (RC) surface drill holes plus 7 diamond drill holes (DDH), dipping in between 80° to 65° to the east and west. This includes drill hole RC-06, drilled in the northern part of the deposit, in a barren tertiary granite intrusion, and to the north of one of the SW-NE faults used to limit the resource model (see below). Also, four of the new RC holes (RC-41, RC-42, RC-44, and RC-47) were located to the north and west of the modeled area, and thus did not impact the geologic modeling or the grade estimates.

The drill holes have not been surveyed for down-the-hole deviations. Although possibly difficult to correct at this stage, every effort should be made to complete down the hole surveys during the next exploration campaign.

Sampling interval is a systematic 2 m down the hole for RC and 1 m for DDH holes. The DDH holes are among the more recent holes, although during the 2006/2007 only RC holes were drilled. Recoveries are reportedly good to very good, averaging over 90%.

There are a total of 12,282 gold (Au) and total copper (TCu) grade values in the database available for use in the resource estimation. Several other elements are also being assayed, including Ag, but these are not discussed in this report. The gold distribution is typical of a Cu-Au porphyry system, with few samples represented in an outlier population. The average Au grade (weighted by sample length) is 0.23 g/t, with a coefficient of variation[1] (CV) of 1.06. Approximately 75% of the Au assay data is below 0.33 g/t, and 50% of the data is below 0.19 g/t. There are few high-grade values, the maximum being 9.30 g/t. The histogram and basic statistics of the Au assays are shown in Figure 16.1.

The overall average TCu grade (also weighted by sample length) is 2,549 ppm, with a coefficient of variation (CV) of 0.89. Again, the sample grade distribution corresponds to a typical low-grade porphyry system, with few outliers. The histogram and basic statistics of the TCu assays are shown in Figure 16.2.

Compared to the previous resource model results, the number of samples has increased by about 50%, with slightly lower grades for both Au and TCu. The variability is slightly lower. The statistical characteristics of the database used to estimate resources have not changed significantly.

[1] The coefficient of variation is defined as CV=σ/m, and represents a measure of variability that is unit-independent. This is a variability index that can be used to compare different and unrelated distributions.


Au, All Samples
Number of Data 12282
mean 0.2335
std. dev. 0.2473
coef. of var 1.0592
maximum 9.3000
90th quantile 0.4960
upper quartile 0.3320
median 0.1880
lower quartile 0.0830
10th quantile 0.0150
minimum 0.0000
Frequency
0.120
0.080
0.040
0.000
0.00
0.20
0.40
0.60
0.80
1.00
AU

Figure 16.1: Histogram and Basic Statistics, all Au samples, Josemaría.


Cu, All Samples
Number of Data 12282
mean 2549.1604
std. dev. 2274.1201
coef. of var 0.8921
maximum 28200.0000
90th quantile 5360.0000
upper quartile 3720.0000
median 2280.0000
lower quartile 569.8251
10th quantile 67.0000
minimum 0.0000
Frequency
0.200
0.150
0.100
0.050
0.000
0.
2000.
4000.
6000.
8000.
10000.
CU

Figure 16.2: Histogram and Basic Statistics, all TCu samples, Josemaría.


GeoSystems International

16.1.2 Topography.

The topography surface used in this resource model is the same as used in the previous resource estimate. The topographic surface was derived from a satellite image, with nominal spatial resolution of 2 m horizontal, and the DEM accuracy is ±1m. All images are referenced to the International 1924 (or Hayford 1924) ellipsoid and the Campo Inchauspe datum on a Gauss Kruger (Transverse Mercator) projection.

The image restitution has not been corrected or tied to known points on the surface, and therefore, in absolute terms, has significant errors, up to 30 m in the vertical and ±10 m in the horizontal. This is however, a minor issue for the current resource estimate, since the defined volumes are still approximately correct. It becomes a much more significant issue going forward with project development, and thus it is recommended that the image be tied down to known triangulation points in the area.

Figure 16.3 shows an image of the topography used (north is up), as well as the existing drill holes. The drill holes have been located according to the image's elevation, and its field survey is not used in this resource estimation, for the reason mentioned above.


6856500
6856000
6855500
6855000
6854500
6854000
6853500
2444500
2445000
2445500
2446000
2446500
2447000
2447500
2448000
4550
4300
4550
4550
4800
4800
4550
4550
5000
4950
4900
4850
4800
4750
4700
4650
4600
4550
4500
4450
4400
4350
4300
4250
4200
4150
4100
4050

Figure 16.3: Topographic map of the Josemaría project. Contour interval is 5 m.

16.1.3 Density.

There are two sets of density values available for Josemaría. The first set of 8 values was obtained during winter 2005, while the second set of 82 samples was obtained in November, 2005. All the density samples were processed at the metallurgical laboratory of the Universidad Nacional de San Juan.

The measurements of bulk density were done on core pieces (size > 1.5" (40 mm Tyler mesh), using the paraffin-coated method. The paraffin is applied on the pieces, and a displaced volume determination is done in distilled water. The overall average of 2.59 t/m^3 was used to estimate resource tonnages.


GeoSystems International

16.1.4 Ore Controls and Estimation Domains.

The local geology of the Josemaría deposit offers some elements that can be used to control extrapolation of grades at the time of estimating resources:

1. There are a series of NW-SE trending district-scale structures, which apparently provide northern and southern boundaries to the deposit. The one to the north correspond to a contact between the intrusive complex of interest (to the south) and a newer medium-sized granite intrusion to the north, apparently barren. To the south, several structures exist, cutting off the favourable intrusive complex to the south.

2. There is a low-angle thrust fault that dips to the east, which is overlain by a younger (plio-pleistocene) volcanic sequence (SEV) that has been thrown over the older intrusive complex, and is generally low grade or barren. Although some breccias intrude through the fault with minor mineralization, this has been used as an upper and eastern limit to the mineralization of interest. The updated interpretation of this low-angle thrust fault indicates an even lower angle than the one used in the prior resource estimate.

3. Another major N-S structure appears to provide a Western limit to the deposit, coincidental with an advanced argillic alteration zone (known as the "Dedo", or finger) with significant spatial expression on the surface. Although there is little information that would allow projecting downward confidently, this limit has been assumed sub-vertical, since the few drill holes in the area suggest so.

4. Finally, a leached cap has been modeled by Suranima Resources' geologists corresponding to the upper levels of the mineralized volume, and was used a separate estimation domain.

5. Within the intrusive complex, several mineralization controls were detected, and are different for Au and TCu. In particular, alteration appears to control more copper grades, while lithology appears to have a stronger influence on gold mineralization. For this resource estimate, however, no separate estimation domains within the mineralized zone were obtained, partly due to the lack of confidence on the lithology and alteration data from the RC holes, and the fact that this resource estimate is early stage. Therefore, the estimation domains defined were the SEV (volcanic sequence) above the low-angle thrust fault, the leached material, and the remaining volume as a single mineralized domain.

Several statistical analyses were carried out to describe mineralization within the zones defined, some of which are presented in Section 16.2 of this Report.

All features described here have been modeled by Suramina Resources' geologists, and correspond to the elements described above. The computerized models are all surfaces, with the exception of the

outer limits of the deposit, represented by the two NW-SW trending faults (one to the south, the other to the north, and the western-most limit, represented by the surface contact of the advanced argillic alteration, projected sub-vertically. These sets of strings were converted into a three-dimensional solid, to allow for selection of blocks and data within.

16.2 Statistical Analysis and Variography.

16.2.1 Compositing.

Two-meter long composites were obtained from the original assay data, and coded using the modeled geology as being above or below the thrust fault (SEV, or volcanic Sequence), and above or below the leach cap (LIX).

The composite length was chosen mostly due to the lack of data available, which also hampers any more detailed study that could be used to justify the composite length chosen. At this stage of the Josemaría project, length regularization was the primary objective of compositing, although to better control dilution, future resource estimates may be obtained using longer composites. As such, a 2 m composite was accepted as a compromise between the amount of data available for estimation, an adequate regularization given the potential mining selectivity considerations and estimation quality. The overall low variability of the Au and TCu grade distributions make this decision less consequential.

A minimum composite length of 1.0 m was retained for the final estimation database. This is in part due to common practice in industry (50% of nominal composite length is the most accepted threshold), but justified also by the poor correlation observed between the Au and TCu grades and the original sample interval length.

There are three zones that were defined to control grade estimation within the mineralized volume including the main mineralized zone (MZ), the leached cap (LIX) and the volcanic (SEV) sequence. The LIX and SEV zones were estimated as separate domains. The remainder of the composites is assigned to the mineralized zone (MZ, the intrusive complex).

General statistics were obtained for each group of composites. Figures 16.4 through 16.9 show the histograms and basic statistics for Au and TCu for each of the three main estimation domains, respectively.

Note how both the SEV and the leached cap (LIX) are mostly barren or very low grade, compared to the main mineralized unit. The overall Au composite average grade is 10 times lower for SEV and 3 times lower for LIX, while for TCu is 15 times and 10 times lower, respectively.

The overall variability observed in Figures 16.4 through 16.9 is low, even though the distributions shown are for very short 2 m composites, and correspond to what is expected in low-grade Cu-Au porphyry systems. The main exception is the SEV unit, and is explained by the presence of very small

pods of mineralization corresponding to breccias that have intruded into the upper volcanic sequence, and are therefore inconsequential from a resource estimate standpoint. Also, it is interesting to note that the TCu grades in the leach cap have increased with respect to the statistics observed in the prior resource estimate. This is both an indication of the smaller amount of secondary processes, as well as the uncertainty in the interpretation of the leach cap in relation to the number of drill holes available and the area covered. It should be noted that only total copper assays are available in the database. Acid soluble and cyanide soluble assays are generally required to model the mineralogy and transition between leach, oxide, supergene and hypogene mineralization in a classical porphyry copper deposit.


Au, Mineral. Zone, 2m Comps
Number of Data 7855
mean 0.2736
std. dev. 0.2566
coef. of var 0.9382
maximum 9.3000
90th quantile 0.5253
upper quartile 0.3700
median 0.2260
lower quartile 0.1340
10th quantile 0.0670
minimum 0.0030
Frequency
0.0800
0.0700
0.0600
0.0500
0.0400
0.0300
0.0200
0.0100
0.0000
0.00
0.40
0.80
1.20
AU

Figure 16.4: Au histogram and basic statistics, mineralized zone, 2 m composites.


Cu, Mineral. Zone, 2m Comps
Number of Data 7855
mean 3215.8091
std. dev. 2115.9417
coef. of var 0.6580
maximum 24450.0000
90th quantile 5810.0000
upper quartile 4200.0000
median 2936.8757
lower quartile 1830.0000
10th quantile 846.0000
minimum 9.0000
Frequency
0.0700
0.0600
0.0500
0.0400
0.0300
0.0200
0.0100
0.0000
0.
4000.
8000.
12000.
CU

Figure 16.5: TCu histogram and basic statistics, mineralized zone, 2 m composites.


Au, SEV, 2m Comps
Number of Data 712
mean 0.0273
std. dev. 0.0554
coef. of var 2.0299
maximum 0.4570
90th quantile 0.0796
upper quartile 0.0180
median 0.0060
lower quartile 0.0030
10th quantile 0.0030
minimum 0.0030
Frequency
0.600
0.500
0.400
0.300
0.200
0.100
0.000
0.000
0.100
0.200
0.300
0.400
AU

Figure 16.6: Au histogram and basic statistics, SEV, 2 m composites.


GeoSystems International


Cu, SEV, 2m Comps
Number of Data 712
mean 207.1348
std. dev. 539.7523
coef. of var 2.6058
maximum 7200.0000
90th quantile 462.4998
upper quartile 145.5000
median 60.0000
lower quartile 36.0000
10th quantile 19.0000
minimum 1.0000
Frequency
0.400
0.300
0.200
0.100
0.000
0.
500.
1000.
1500.
2000.
CU

Figure 16.7: TCu histogram and basic statistics, SEV, 2 m composites.


Au, Leach Zone, 2m Comps
Number of Data 2428
mean 0.1119
std. dev. 0.1515
coef. of var 1.3539
maximum 1.5400
90th quantile 0.3310
upper quartile 0.1620
median 0.0360
lower quartile 0.0080
10th quantile 0.0030
minimum 0.0000
Frequency
0.400
0.300
0.200
0.100
0.000
0.00
0.20
0.40
0.60
0.80
1.00
AU

Figure 16.8: Au histogram and basic statistics, leached cap, 2 m composites.


GeoSystems International


Cu, Leach Zone, 2m Comps
Number of Data 2428
mean 482.3657
std. dev. 1075.2711
coef. of var 2.2292
maximum 21550.0000
90th quantile 1370.0000
upper quartile 414.0000
median 108.0000
lower quartile 45.0000
10th quantile 24.0000
minimum 0.0000
Frequency
0.400
0.300
0.200
0.100
0.000
0.
1000.
2000.
3000.
4000.
CU

Figure 16.9: TCu histogram and basic statistics, leached cap, 2 m composites.

As discussed elsewhere, the mineralized zone should eventually be split into additional estimation domains, probably based on lithology, alteration and Cu mineralogy zones. At this point it is not possible to do so with the available information, so it is expected that there will be mixing of zones and grades in the current resource estimate. Figures 16.10 and 16.11 shows the log-normal probability plot for Au and TCu in the mineralized zone. Note how the multiple slopes observed suggest the presence of multiple statistical populations, which would presumably correspond to some of the suggested geological populations.

16.2.2 High Grade Composites.

The impact of high grades in the Josemaría project is limited, since the high-grade population is small. The high-grade analysis was based on the probability curves for each estimation domain (shown in Figures 16.10 and 16.11 for the mineralized zone). Also, the quantity of metal as a function of Au and TCu cutoff grades was analyzed.


Au, Mineral. Zone, 2m Comps
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.010
0.10
1.0
10.
AU

Figure 16.10: Au probability plot, mineralized zone, 2 m composites.


Cu, Mineral. Zone, 2m Comps
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
20.
200.
2000.
20000.
CU

Figure 16.11: TCu probability plot, mineralized zone, 2 m composites.


GeoSystems International

The most important factor used to determine capping grades was the probability curve. Values at or near the 99% percentile were chosen in all cases, and, based on visual examination, where the grade distribution becomes more discontinuous or has a high inflexion point. Table 16.1 shows the summary for the grade capping applied to obtain this resource model. It is important to note that "capping" means re-setting all values higher than the chosen threshold to that threshold. This was done for the 2 m composites (instead of the original samples), mostly because of practical reasons, since about 85% of the total samples (from RC holes) are 2 m long.

Table 16.1: Au and TCu grade capping, by estimation domain.

Estimation Domain	*Au capping grade (g/t)*	*Approximately Percentile Au distribution*	*TCu capping grade (ppm)*	*Approximately Percentile Au Distribution*
Mineralized (Zone 0)	1.20	99.5%	14,000	99.5%
SEV	0.25	99.0%	2,000	99.0%
LIX	0.80	99.6%	6,000	99.3%

16.2.3 Variography.

As was done in the prior Resource Estimate, correlograms were run on the original samples for both TCu and Au, without separating estimation domains. The spatial continuity estimator chosen was the correlogram, which has been shown in previous work to be more robust with respect to drift and data variability, allowing therefore for a better estimation of the observed continuity (Srivastava and Parker, 1988).

Correlograms were run on two of the estimation domains defined (SEV and LIX) using the 2 m composites. This is so for all three domains, although in the case of SEV there are few composites available. In the case of the SEV zone (now volumetrically smaller, compared to the 2005 resource estimate), the down-the-hole correlogram was applied in three dimensions.

Figures 16.12 through 16.17 show the summary of the models used in the resource estimate, while in Appendix A the corresponding anisotropy ellipses and graphical summaries are presented.


GeoSystems International

Au MIN

GSLIB Rotation Conventions

Nugget ==> 0.300
C1 ==> 0.420
C2 ==> 0.280

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -58
RH Rotation about the X' axis ==> -0
RH Rotation about the Y' axis ==> 39
Range along the Z' axis ==> 217.9 Azimuth ==> 31 Dip ==> 51
Range along the Y' axis ==> 14.8 Azimuth ==> 302 Dip ==> -0
Range along the X' axis ==> 166.8 Azimuth ==> 32 Dip ==> -39

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -24
RH Rotation about the X' axis ==> 33
RH Rotation about the Y' axis ==> -20
Range along the Z axis ==> 4361.2 Azimuth ==> 189 Dip ==> 52
Range along the X' axis ==> 227.7 Azimuth ==> 77 Dip ==> 16
Range along the Y' axis ==> 801.8 Azimuth ==> 336 Dip ==> 33

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.12: Summary of the Au correlogram model, main mineralized zone.

Cu MIN

GSLIB Rotation Conventions

Nugget ==> 0.120
C1 ==> 0.614
C2 ==> 0.266

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -85
RH Rotation about the X' axis ==> 58
RH Rotation about the Y' axis ==> 39
Range along the Z' axis ==> 484.2 Azimuth ==> 51 Dip ==> 24
Range along the Y' axis ==> 92.8 Azimuth ==> 275 Dip ==> 58
Range along the X' axis ==> 72.2 Azimuth ==> 331 Dip ==> -20

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 11
RH Rotation about the X' axis ==> 44
RH Rotation about the Y' axis ==> 13
Range along the Z axis ==> 2283.3 Azimuth ==> 173 Dip ==> 45
Range along the X' axis ==> 207.8 Azimuth ==> 92 Dip ==> -9
Range along the Y' axis ==> 540.5 Azimuth ==> 11 Dip ==> 44

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.13: Summary of the TCu correlogram model, main mineralized zone.

Au SEV DTH

GSLIB Rotation Conventions

Nugget ==> 0.100
C1 ==> 0.318
C2 ==> 0.582

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0
Range along the Z' axis ==> 99.5 Azimuth ==> 90 Dip ==> 90
Range along the Y' axis ==> 99.5 Azimuth ==> 360 Dip ==> 0
Range along the X' axis ==> 99.5 Azimuth ==> 90 Dip ==> 0

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0
Range along the Z axis ==> 99.6 Azimuth ==> 90 Dip ==> 90
Range along the X' axis ==> 99.6 Azimuth ==> 90 Dip ==> 0
Range along the Y' axis ==> 99.6 Azimuth ==> 360 Dip ==> 0

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.14: Summary of the Au correlogram model, SEV, 2 m composites.

Cu SEV DTH

GSLIB Rotation Conventions

Nugget ==> 0.010
C1 ==> 0.710
C2 ==> 0.280

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0
Range along the Z' axis ==> 5.2 Azimuth ==> 90 Dip ==> 90
Range along the Y' axis ==> 5.2 Azimuth ==> 360 Dip ==> 0
Range along the X' axis ==> 5.2 Azimuth ==> 90 Dip ==> 0

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0
Range along the Z axis ==> 131.4 Azimuth ==> 90 Dip ==> 90
Range along the X' axis ==> 131.4 Azimuth ==> 90 Dip ==> 0
Range along the Y' axis ==> 131.4 Azimuth ==> 360 Dip ==> 0

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.15: Summary of the TCu correlogram model, SEV, 2 m composites.


GeoSystems International

Au LIX

GSLIB Rotation Conventions

Nugget ==> 0.050
C1 ==> 0.035
C2 ==> 0.915

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -20
RH Rotation about the X' axis ==> -32
RH Rotation about the Y' axis ==> 16

Range along the Z' axis	==> 115.9	Azimuth ==> 8	Dip ==> 55
Range along the Y' axis	==> 140.3	Azimuth ==> 340	Dip ==> -32
Range along the X' axis	==> 82.2	Azimuth ==> 79	Dip ==> -13

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 72
RH Rotation about the X' axis ==> -50
RH Rotation about the Y' axis ==> -38

Range along the Z axis	==> 916.7	Azimuth ==> 26	Dip ==> 30
Range along the X' axis	==> 115.7	Azimuth ==> 131	Dip ==> 23
Range along the Y' axis	==> 1393.5	Azimuth ==> 72	Dip ==> -50

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.16: Summary of the Au correlogram model, LIX, 2 m composites.


GeoSystems International

Cu LIX

GSLIB Rotation Conventions

Nugget ==> 0.140
C1 ==> 0.507
C2 ==> 0.353

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 18
RH Rotation about the X' axis ==> 21
RH Rotation about the Y' axis ==> 9

Range along the Z' axis ==> 29.4	Azimuth ==> 173	Dip ==> 67
Range along the Y' axis ==> 17.5	Azimuth ==> 18	Dip ==> 21
Range along the X' axis ==> 3.7	Azimuth ==> 104	Dip ==> -9

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 53
RH Rotation about the X' axis ==> 23
RH Rotation about the Y' axis ==> 9

Range along the Z axis ==> 1579.1	Azimuth ==> 210	Dip ==> 66
Range along the X' axis ==> 216.5	Azimuth ==> 139	Dip ==> -8
Range along the Y' axis ==> 624.3	Azimuth ==> 53	Dip ==> 23

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Figure 16.17: Summary of the TCu correlogram model, LIX, 2 m composites.

The correlogram models are consistent with what was modeled in the 2005 resource modeling exercise, and are deemed reasonable and in agreement with current geologic knowledge. The main conclusions

and observations obtained from variography are:

1. Overall correlations are in the same order of magnitude as expected for this type of deposit, between 100 m to 200 m for about 50 to 70% of the total variance. General directions of continuity are N-W for the first structure and N-S to N-E for the overall model. In some cases, and in particular for Au and considering the first structure, there is good continuity down dip, although rarely as good as the along-strike continuity.

2. Generally, the TCu and Au spatial correlations are similar, particularly as it relates to the overall spatial distribution. However, there are differences that may be significant, since they suggest a stronger structural control (sub-vertical) for the shorter-range correlations in the case of Au.

3. In the sub-horizontal plane, the first structures tend to exhibit a NW-SE trend, which corresponds to a district-wide structural system, while the longer-ranges appear to correspond to a different district-wide system, orientated more N-S to NE-SW.

16.3 Resource Block Model.

16.3.1 The Josemaría Block Model Definition.

The Josemaría resource block model was defined as a single-size block model that encompasses the area of interest. The model has the following limits, expressed in Gauss-Kruger Campo Inchauspe coordinates and referred to the southwest, lower corner of the block:

- Minimum Easting: 2,445,000E;
- Maximum Easting: 2,448,000E;
- Minimum Northing: 6,854,000N;
- Maximum Northing: 6,856,000N;
- Minimum Elevation: 3,500 m;
- Maximum Elevation: 5,000 m.

The block size chosen was 25 x 25 x 15 m, intended to reflect drill hole spacing available and generally accepted practices used to model large, Cu-Au porphyry deposits. The block size is small for areas where sections are at 100 m spacing or more. This is applicable to the outer zones of the deposit and towards the lower levels of the model.

The upper portion of the model was truncated with the existing topography. The northern and southern most limits were defined by two NW-SE trending faults or contacts. The western edge was defined by the sub-vertical advanced argillic contact, the same limits as used in the January 2006 resource model.

Grades were estimated using ordinary kriging (Journel and Huijbregts, 1978) and the correlogram models described in the previous section. Within the mineralized intrusive complex, separate zones or domains of mineralization are suspected, but were not modeled given the relatively small number of data. Except for separating the SEV and Leach zones, in this model grades have been estimated as a single mineralized zone.

Three estimation passes were used to estimate the resource model. Each pass was done using a varying degree of requirements before any given block could be estimated. The reason for using this method is that better block-by-block estimation can be achieved by using more restrictions on those blocks closer to drill holes, and thus better informed.

Data selection was done using octant searches in all cases, since it helps to avoid over-influence of individual drill holes in areas with redundant information.

The main parameters of the kriging plans used are presented in Tables 16.2 through 16.7 for both Au and TCu, and for each estimation domain. In all cases, block kriging was performed, and block discretization used was 3 x 3 x 3 points within each block. Note that a hard boundary between LIX, SEV and the main mineralized zone was used, whereby only the composites flagged as belonging to the zone being estimated were used to provide grade within each zone.

Note that in this resource update no rotation angles were applied to define the search neighborhood. The search radii, however, were similar to those used in the prior resource estimate. All blocks not estimated using the kriging plans shown, remain un-estimated, even if within the mineralized zone, and are currently considered barren.

Figure 16.18 shows a cross section of the TCu grade model, while Figure 16.19 shows a plan view also for TCu. In addition to the block model grades, 2 m drill hole composites and the topographic surface used are also shown. The 25 x 25 x 15 m blocks provide the scale for the view. Warm colors are higher grade, with orange, red, and magenta representing estimated TCu grades ≥ 0.40%.

Figure 16.20 shows the corresponding cross section for the Au model, while Figure 16.21 shows the corresponding plan view. As before, the 25 x 25 x 15 m blocks provide the scale for the view, with warm colors representing higher grades.

Table 16.2: Kriging plans, OK grade estimation, mineralized zone, Au.

Pass	*Search in rotated Y, X, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*Au Capping*
1	60x60x60m	5	10	2	1.2 g/t
2	120x120x120m	3	12	2	1.2 g/t
3	200x200x200m	3	16	3	1.2 g/t

Table 16.3: Kriging plans, OK grade estimation, mineralized zone, TCu.

Pass	*Search in X, Y, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*TCu Capping*
1	80x80x80m	5	10	2	14,000ppm
2	160x160x160m	3	12	2	14,000ppm
3	240x240x240m	3	16	3	14,000ppm

Table 16.4: Kriging plans, OK grade estimation, SEV, Au.

Pass	*Search in X, Y, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*Au Capping*
1	40x40x40m	5	10	2	0.25 g/t
2	80x80x80m	3	12	2	0.25 g/t
3	100x100x100m	3	16	3	0.25 g/t

Table 16.5: Kriging plans, OK grade estimation, SEV, TCu.

Pass	*Search in X, Y, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*TCu Capping*
1	40x40x40m	5	10	2	2,000 ppm
2	70x70x70m	3	12	2	2,000 ppm
3	130x130x130m	3	16	3	2,000 ppm

Table 16.6: Kriging plans, OK grade estimation, LIX, Au.

Pass	*Search in X, Y, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*Au Capping*
1	30x30x30m	5	10	2	0.80 g/t
2	50x50x50m	3	12	2	0.80 g/t
3	70x70x70m	3	16	3	0.80 g/t

Table 16.7: Kriging plans, OK grade estimation, LIX, TCu.

Pass	*Search in X, Y, and Z*	*Min No. of Comps*	*Max No. of Comps*	*Max. No. of Comps/Octant)*	*TCu Capping*
1	30x30x30m	5	10	2	6,000 ppm
2	50x50x50m	3	12	3	6,000 ppm
3	70x70x70m	2	16	3	6,000 ppm


GeoSystems International


FILTERS Trace
Category
CU<2000
CU<4000
CU<6000
CU<8000
CU<10000
CU>10000
Y 6855300 0
Z 4736 61
Dist 780 99
Dip 59 1

Figure 16.18: Section 6855300Nwith color-coded block and 2 m composites, TCu.


FILTERS Trace
Category
CU<2000
CU<4000
CU<6000
CU<8000
CU<10000
CU>10000

Figure 16.19: Level 4515 m with color-coded block and 2 m composites, TCu.


FILTERS Trace
Category
AU<0.2
AU<0.4
AU<0.6
AU<0.8
AU<1.0
AU>1.0

Figure 16.20: Section 6855300N showing color-coded block and 2 m composites, Au.


FILTERS Trace
Category
AU<0 2
AU<0 4
AU<0 6
AU<0 8
AU<1 0
AU>1 0
X 24463510
Y 68555031
Z 45150
Dist 23251
72842667
Az 270
Dip -113

Figure 16.21: Level 4515 m with color-coded block and 2 m composites, Au.

16.3.2 Resource Classification.

Under the CIM Definition Standards, December 11, 2005, Josemaría resources are classified as *inferred.*

Measured resources would require that "quantity, grade, density, shape, and physical characteristics need to be established with confidence sufficient to allow the appropriate application of technical and economic parameters" such that production planning and the evaluation of the economic viability of the deposit is possible. In the case of *Indicated resources*, the level of confidence should be sufficient to allow for the application of appropriate technical and economic parameters, mine planning, and economic evaluation.

Several factors influence the classification of the Josemaría resource model. Some limited areas have sufficient drilling to allow classification of indicated resources, if considering the ranges observed in the correlogram models and common practice at other deposits of similar nature. However, there are still other aspects of the data available that require upgrading before the resource can be classified as indicated. The most important ones are:

1. Lack of metallurgical testing. Although there is an expectation that the mineralization would be


GeoSystems International

amenable to conventional beneficiation processes, there has been no metallurgical testing to date.

2. Lack of detailed geologic model within the mineralized zone. All mineralization has been estimated as a single unit, simply because it is still too difficult and uncertain to separate mineralized areas that respond to different geologic controls. Further interpretative work is needed to upgrade the geologic model.

3. Data limitations. Issues such as lack of down-the-hole measurements and limited quality control/quality assurance also restrict the confidence on the information used to estimate the resource.

16.3.3 Geologic Resources and Grade-Tonnage Curves.

Table 16.8 summarizes the overall TCu and Au resources according to TCu cutoff for the Josemaría Copper-Gold project[1]. The resource estimate was completed by Mr. Mario E. Rossi, Qualified Person according to the definition set out in NI 43-101 by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. Also, Mr. Rossi is independent of Suramina Resources Inc. applying all of the tests in section 1.5 of NI 43-101.

The most important observations are:

1. The overall resource at a 0.3% TCu cutoff is inferred at 460 million tonnes at 0.39% TCu and 0.30 g/t Au. There is a slightly better Au grade and slightly lower Cu grade, for an increase in tonnage relative to the previous resource estimate.

2. The amount of resources above cutoff drops rapidly for higher cutoffs. There are approximately 330 million tonnes estimated within the 0.3% to 0.4% cutoff grade class.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimates.

Other relevant factors that may materially affect the resources, including mining, metallurgical, and infrastructure are not yet known, and have not been discussed in this report.

---

[1] All Figures in the Resource Tables presented in this Report may show apparent inconsistencies due to rounding errors.

Table 16.8: Total Resource, 2007 Resource Model, Josemaría.

Josemaría Model, Inferred Resources			
TCu Cutoff (%)	Million tons above TCu cutoff	TCu Grade (%)	Au Grade (g/t)
0.2	1,125	0.31	0.22
0.3	460	0.39	0.30
0.4	131	0.51	0.38
0.5	52	0.60	0.43
0.6	20	0.70	0.45
0.7	7	0.80	0.47
0.8	3	0.89	0.48

16.3.4 Statistical and Graphical Validation of the Model.

Extensive graphical validation was completed on the block model, which serves several purposes:

- Checks the reasonableness of the estimated grades, based on the kriging plan and the nearby composites.
- Checks that the estimated blocks carry the envelope and oxide/sulphide codes as interpreted and modeled, and that topography has been properly accounted for.
- Checks that the general drift and the local grade trends of the block model, compared to the drift and local grade trends of the composites.

Cross sections and plans were used to check the model on the computer screen, showing the block grades, the composite data, and the various surfaces used to control estimation. No evidence of any block being wrongly estimated was found: every block grade can be explained as a function of the surrounding composites, the correlogram models used, and the kriging plan applied.

Only a few examples are shown in this report, the remaining validation work is available as background information. The plots of the model Au and Cu grades are shown in Figures 16.23 and 16.24, respectively. Overall the statistical checks (including some not presented here) indicate that the block model grades behave as expected, with an adequate degree of smoothing, and without obvious anomalous values. It is globally unbiased, and internally consistent with the composites and correlogram models used to create it.


GeoSystems International


JM Au
Number of Data 92201
number trimmed 586212
mean 0.1504
std. dev. 0.1147
coef. of var 0.7629
maximum 0.9300
90th quantile 0.3100
upper quartile 0.2100
median 0.1300
lower quartile 0.0700
10th quantile 0.0300
minimum 0.0000
Frequency
0.100
0.080
0.060
0.040
0.020
0.000
0.000 0.100 0.200 0.300 0.400 0.500 0.600 0.700 0.800
AU

Figure 16.22: Histogram and basic statistics block model grades, Au.


JM Cu
Number of Data 92201
number trimmed 586212
mean 1992.9967
std. dev. 1354.1412
coef. of var 0.6794
maximum 11612.0000
90th quantile 3556.0000
upper quartile 2869.0000
median 2007.0000
lower quartile 982.0000
10th quantile 121.0000
minimum 2.0000
Frequency
0.120
0.080
0.040
0.000
0.
1000.
2000.
3000.
4000.
5000.
6000.
7000.
8000.
TCU

Figure 16.23: Histogram and basic statistics block model grades, Cu.

17 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been conducted on samples taken from the Josemaría property.

18 Other Relevant Data and Information

There is no additional information that the authors are aware of that would significantly affect the interpretation and conclusions of this report.

19 Interpretation and Conclusions

Geological mapping, geophysics and geochemistry evidence has lead to ongoing drilling on the Josemaria property that has continued to expand a prospective Cu-Au porphyry system. The work completed to date has provided the basis for an updated resource estimate.

The extent of the system modeled for the inferred resource estimate is approximately 1200 m in the north-south direction and 950 m in the east-west direction. Drilling extends from 4855 masl to 3750 masl. The longest drill hole was 850 m. Subsequent modeling has ranged from 4850 masl to 3550 masl, a vertical model extent of 1300 m.

In the current model three zones were defined to control grade estimation within the mineralized volume. These were the main mineralized zone (MZ), leached cap (LIX) and the volcanic (SEV) sequence . The lixiviation zone was modeled based upon copper depletion and weathering profile logging. This zone of depletion varies from 50 m to 150 m in thickness.

The resource estimate prepared in this report can be used to guide further exploration of the deposit both to depth and to the west, north-west and south-east. Infill drilling is required to upgrade the resource classification from inferred to indicated and measured resources.

20 Recommendations

20.2 General

The purpose of this report is to provide a preliminary estimate of the inferred resource delineated by the exploration programs undertaken to the end of the 2006/2007 exploration field season. The recommendations below are generally directed towards improving future estimates and providing some guidance for further local exploration of the Josemaria Project. Additional exploration related recommendations were also provided in the technical report entitled "***Exploration Update for the Josemaria Project, San Juan Province, Argentina***" dated June 15, 2007 by John Nilsson P.Eng. and Mario Rossi M.Sc.

Topography

The topographic surface and survey control used for this level of study is adequate but consideration should be given to improving the quality and accuracy of the topography surface as the project advances.

Drillhole Surveys

Downhole surveys should be made of holes that can be re-entered and of all new drillholes.

Density Determination

The density database for the project is limited. Density determinations should be undertaken as a routine part of the core logging procedure.

QA/QC

No serious issues have been revealed with respect to QA/QC in the work done to date. Continued vigilance is required to maintain the standards achieved so far on the project.

Resource Model Domains

The resource model domains are still simplistic and there may be an opportunity to improve the definition of grade domains based on alteration and additional structural elements.

References have been made to gold mineralization possibly related to epithermal events that could/should be isolated from porphyry copper-gold mineralizing events. At the current drill spacing

these distinctions have not been identified and included in the resource model. Future work should address these issues if high gold values are encountered in the drilling results.

Geo-metallurgical Model

Future preliminary economic assessments of the deposit will require metallurgical test work to establish expected values for copper and gold recovery, concentrate grade, and work indices. A program for preliminary metallurgical testing should be developed and incorporated in future drill programs including acid and cyanide soluble assays for copper in areas near the hypogene interface.

Geotechnical

Porphyry copper gold deposits typically lend themselves to large scale mining methods including open pit mining and underground caving methods. Rock mechanics properties and structural analyses will be required for future preliminary economic assessments. Core holes should be logged for geo-technical properties. Site geologists should be provided with guidelines and training to collect this information.

ARD Models

Large mining project have the potential to impact the local environment. It is recommended that Suramina develop a database leading to creation of an Acid Rock Drainage (ARD) characterization model. Availability of this information will greatly improve the development of future mine plans both for the purposes of permitting and cost estimation.

Adjacent Properties

As the Josemaria Project is located in a prospective region for exploration, it is possible that there could be economic synergies with development other deposits. As such, further exploration and development of the deposit should be undertaken with this possibility in mind.


GeoSystems International

21 Certificates of Authors


GeoSystems International


GeoSystems International, Inc.

Mario E. Rossi
GeoSystems International, Inc.
15998 Mataro Bay Ct.,
Delray Beach, FL, 33446, USA
Telephone: 561-495-8797
Fax: 561-498-1262
Email: mrossi@geosysint.com

CERTIFICATE of AUTHOR

I, Mario E. Rossi, Min. Eng., MSc, do hereby certify that:

1. I am Principal Geostatistician of:
   GeoSystems International, Inc
   15998 Mataro Bay Ct
   Delray Beach, Florida, USA,
   33446.
2. I graduated with a Master of Science degree in geostatistics from Stanford University, California, USA, in 1988. In addition, I have obtained a Mining Engineering degree from the University of San Juan, Argentina, in 1985.
3. I am a member of the Canadian Institute of Mining and Metallurgy (CIMM), a fellow of the Australian Institute of Mining and Metallurgy (AusIMM, Australia), a member of the Society of Mining Engineers (SME, USA), a member of the International Association of Mathematical Geology (IAMG), and a member of the Geological Society of America (GSA).
4. I have worked as a geostatistician for a total of 19 years since my graduation from university, and as a mining engineer for an additional 2 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of section 16 of the technical report titled Resource Estimate Update Josemaría Project, and dated 20th November, 2007 (the "Technical Report") relating to the Josemaría Project. I visited the Josemaría property in November, 2005 for 3 days.
7. I have had prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th Day of November, 2007.

M. E. Rossi

Mario E. Rossi

Nilsson Mine Services Ltd.
Telephone: 604 465 0703
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1. I am President of:

   Nilsson Mine Services Ltd.
   20263 Mountain Place
   Pitt Meadows, British Columbia
   V3Y 2T9

2. I graduated with a Bachelors degree in Geology from the Queen's University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen's University in 1990.

3. I am a member of the Association of Profession Engineers of British Columbia.

4. I have worked as a geologist and mining engineer for a total of 30 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for assembly of the report and review of the resource estimation procedures.

7. I have had prior involvement with the property that is the subject of the Technical Report as co-author of the earlier technical reports.

8. I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the report entitled "***Resource Estimate Update Josemaría Project***", and dated 20th November, 2007 (the "Technical Report") relating to the Josemaría Project " with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 20th Day of November, 2007.


PROFESSIONAL
PROVINCE
OF
J. W. NILSSON
BRITISH
COLUMBIA
ENGINEER

John Nilsson, P.Eng.

References

References for Geology Sections as per "Summary Report for the Josemaría-Batidero Project,San Juan Province, Argentina, John Harrop, P. Geo. Cyberquest Geoscience Ltd., 20 April 2005

Achem, J.L, LaMotte, M.G., Saporiti, G., and R.D. Martinez, 2004, **Proyecto Josemaria, Provincia de San Juan – Argentina**, *Tenke Mining Corp (Deprominsa)* unpublished report, 20p

Carranza, E.J.M., 2002, **Geologically Constrained Mineral Potential Mapping**, ITC Publication 86

Cox, D.P and D.A. Singer (eds), 1986, **Mineral Deposit Models, USGS Bulletin 1693**, US Geological Survey

Kay, S.M. and C. Mpodozis, 2001, **Central Andean Ore Deposits Linked to Evolving Shallow Subduction Systems**, *GSA Today*, March 2001, pp4-9

Muntean, J.L. and M.T. Einaudi, 2000, **Porphyry Gold Deposits of the Refugio District, Maricunga Belt, Northern Chile**, *Economic Geology*, v95, pp1445-1472

Muntean, J.L. and M.T. Einaudi, 2001, **Porphyry-Epithermal Transition: Maricunga Belt, Northern Chile**, *Economic Geology*, v96, pp743-772

Panteleyev, A, 1995, **Porphyry Cu+/-Mo+/-Au**, in *Open File 1995-20*, Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp87-92

Panteleyev, A, 1996, **Epithermal Au-Ag: Low Sulphidation**, in *Open File 1996-13*, Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp41-44

Panteleyev, A, 1996, **Epithermal Au-Ag-Cu: High Sulphidation**, in *Open File 1996-13*, Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp37-39

Ragona, D, Anselmi, G., Gonzalez, G. and G. Vujovich, 1995, **Mapa Geologico de la Provincia San Juan, Republica Argentina**,Min de Econ y Obras y Srv Publicos

Ramos, V.A., Jordan, T.E., Allmendinger, R.W., Mpodozis, C., Kay, C.M., Cortes, J.M. And M. Palma, 1986, **Paleozoic Terranes of the Central Argentine Andes**, *Tectonics*, v5, pp855-880

Ramos, V.A., Critallini, E.O. and D.J. Perez, , **The Pamean flat-slab of the Central Andes.**,Journal of South American Earth Science, v15, pp59-78

Richards, J.P, 2003, **Tectono-Magmatic Precursors for Porphyry Cu-(Mo-Au) Deposit Formation**, *Economic Geology*, v98, pp1515-1533

Tenke, 2003, **Proyecto Batidero - Josemaría, Provincia de San Juan - Argentina**, *Tenke Mining Corp (Deprominsa)* unpublished report

Tenke, 2005, **Proyecto Josemaría-Batidero - Actualizacion de Datos Propuesta Sondajes 2005**, Tenke Mining Corp (Deprominsa) unpublished report

Vila, T and R.H. Sillitoe, 1991, **Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile**, *Economic Geology*, v86, pp1238-1260

References Resource Section

Journel, A.G and Huijbregts C.J., 1978, **Mining Geostatistics**. London; Achedemic Press, 1978

22 Appendices

APPENDIX A

Au and TCu CORRELOGRAMS

ALL DOMAINS


PDF
Adobe Acrobat
Document
PDF
Adobe Acrobat
Document

Figure A.1: Summary Model and Directional Variograms, Au, Mineralized Domain.


PDF
Adobe Acrobat
Document
PDF
Adobe Acrobat
Document

Figure A.2: Summary Model and Directional Variograms, Cu, Mineralized Domain.


PDF
Adobe Acrobat
Document
PDF
Adobe Acrobat
Document

Figure A.3: Summary Model and Directional Variograms, Au, Leached Cap.


PDF
Adobe Acrobat
Document
PDF
Adobe Acrobat
Document

Figure A.4: Summary Model and Directional Variograms, Cu, Leached Cap.


PDF
Adobe Acrobat
Document
PDF
Adobe Acrobat
Document

Figure A.5: Summary Model and Directional Variograms, Au, SEV.


Adobe Acrobat
Document
Adobe Acrobat
Document

Figure A.6: Summary Model and Directional Variograms, Cu, SEV.

Au MIN



AZIMUTH = 0 DIP = 0
γ(h) = 0.300 + 0.420 Exp26.8(h) + 0.280 Exp774.2(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 30 DIP = 0
γ(h) = 0.300 + 0.420 Exp179.7(h) + 0.280 Exp340.4(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 60 DIP = 0
γ(h) = 0.300 + 0.420 Exp29.5(h) + 0.280 Exp246.1(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Au MIN


AZIMUTH = 90 DIP = 0
γ(h) = 0.300 + 0.420 Exp16.6(h) + 0.280 Exp239.6(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)


AZIMUTH = 120 DIP = 0
γ(h) = 0.300 + 0.420 Exp14.2(h) + 0.280 Exp309.2(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)


AZIMUTH = 150 DIP = 0
γ(h) = 0.300 + 0.420 Exp16.1(h) + 0.280 Exp622.0(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)

Au MIN



AZIMUTH = 180 DIP = 0
γ(h) = 0.300 + 0.420 Exp26.8(h) + 0.280 Exp774.2(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)



AZIMUTH = 210 DIP = 0
γ(h) = 0.300 + 0.420 Exp179.7(h) + 0.280 Exp340.4(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)



AZIMUTH = 240 DIP = 0
γ(h) = 0.300 + 0.420 Exp29.5(h) + 0.280 Exp246.1(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)

Au MIN



AZIMUTH = 270 DIP = 0
γ(h) = 0.300 + 0.420 Exp16.6(h) + 0.280 Exp239.6(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.



AZIMUTH = 300 DIP = 0
γ(h) = 0.300 + 0.420 Exp14.2(h) + 0.280 Exp309.2(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.



AZIMUTH = 330 DIP = 0
γ(h) = 0.300 + 0.420 Exp16.1(h) + 0.280 Exp622.0(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.

Au MIN



AZIMUTH = 0 DIP = -30
γ(h) = 0.300 + 0.420 Exp30.6(h) + 0.280 Exp1873.8(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 30 DIP = -30
γ(h) = 0.300 + 0.420 Exp170.3(h) + 0.280 Exp528.8(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 60 DIP = -30
γ(h) = 0.300 + 0.420 Exp34.2(h) + 0.280 Exp343.7(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Au MIN



AZIMUTH = 90 DIP = -30
γ(h) = 0.300 + 0.420 Exp19.2(h) + 0.280 Exp327.7(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 120 DIP = -30
γ(h) = 0.300 + 0.420 Exp16.4(h) + 0.280 Exp430.6(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 150 DIP = -30
γ(h) = 0.300 + 0.420 Exp18.6(h) + 0.280 Exp796.2(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)

Au MIN


AZIMUTH = 180 DIP = -30
γ(h) = 0.300 + 0.420 Exp31.2(h) + 0.280 Exp558.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 210 DIP = -30
γ(h) = 0.300 + 0.420 Exp201.6(h) + 0.280 Exp310.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 240 DIP = -30
γ(h) = 0.300 + 0.420 Exp33.7(h) + 0.280 Exp240.5(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au MIN



AZIMUTH = 270 DIP = -30
γ(h) = 0.300 + 0.420 Exp19.1(h) + 0.280 Exp236.9(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 300 DIP = -30
γ(h) = 0.300 + 0.420 Exp16.3(h) + 0.280 Exp297.6(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 330 DIP = -30
γ(h) = 0.300 + 0.420 Exp18.4(h) + 0.280 Exp551.0(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)

Au MIN



AZIMUTH = 0 DIP = -60
γ(h) = 0.300 + 0.420 Exp50.8(h) + 0.280 Exp1501.2(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 30 DIP = -60
γ(h) = 0.300 + 0.420 Exp177.8(h) + 0.280 Exp1981.3(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 60 DIP = -60
γ(h) = 0.300 + 0.420 Exp58.2(h) + 0.280 Exp911.4(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Au MIN



AZIMUTH = 90 DIP = -60
γ(h) = 0.300 + 0.420 Exp33.3(h) + 0.280 Exp791.8(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 120 DIP = -60
γ(h) = 0.300 + 0.420 Exp28.5(h) + 0.280 Exp930.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 150 DIP = -60
γ(h) = 0.300 + 0.420 Exp32.3(h) + 0.280 Exp884.6(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au MIN



AZIMUTH = 180 DIP = -60
γ(h) = 0.300 + 0.420 Exp53.7(h) + 0.280 Exp544.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 210 DIP = -60
γ(h) = 0.300 + 0.420 Exp214.5(h) + 0.280 Exp376.9(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 240 DIP = -60
γ(h) = 0.300 + 0.420 Exp56.1(h) + 0.280 Exp315.8(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au MIN


AZIMUTH = 270 DIP = -60
γ(h) = 0.300 + 0.420 Exp32.4(h) + 0.280 Exp314.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 300 DIP = -60
γ(h) = 0.300 + 0.420 Exp27.8(h) + 0.280 Exp376.5(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 330 DIP = -60
γ(h) = 0.300 + 0.420 Exp31.4(h) + 0.280 Exp577.9(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au MIN



AZIMUTH = 0 DIP = -90
γ(h) = 0.300 + 0.420 Exp199.1(h) + 0.280 Exp709.5(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 0 DIP = 0
γ(h) = 0.120 + 0.614 Exp91.9(h) + 0.266 Exp748.7(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 30 DIP = 0
γ(h) = 0.120 + 0.614 Exp141.6(h) + 0.266 Exp385.8(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 60 DIP = 0
γ(h) = 0.120 + 0.614 Exp181.9(h) + 0.266 Exp239.8(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)

Cu MIN



AZIMUTH = 90 DIP = 0
$\gamma(h) = 0.120 + 0.614\ Exp_{112.5}(h) + 0.266\ Exp_{208.0}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 120 DIP = 0
$\gamma(h) = 0.120 + 0.614\ Exp_{82.4}(h) + 0.266\ Exp_{234.5}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 150 DIP = 0
$\gamma(h) = 0.120 + 0.614\ Exp_{77.4}(h) + 0.266\ Exp_{364.7}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 180 DIP = 0
γ(h) = 0.120 + 0.614 Exp91.9(h) + 0.266 Exp748.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 210 DIP = 0
γ(h) = 0.120 + 0.614 Exp141.6(h) + 0.266 Exp385.8(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 240 DIP = 0
γ(h) = 0.120 + 0.614 Exp181.9(h) + 0.266 Exp239.8(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 270 DIP = 0
γ(h) = 0.120 + 0.614 Exp112.5(h) + 0.266 Exp208.0(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 300 DIP = 0
γ(h) = 0.120 + 0.614 Exp82.4(h) + 0.266 Exp234.5(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 330 DIP = 0
γ(h) = 0.120 + 0.614 Exp77.4(h) + 0.266 Exp364.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 0 DIP = -30
γ(h) = 0.120 + 0.614 Exp60.4(h) + 0.266 Exp1445.8(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 30 DIP = -30
γ(h) = 0.120 + 0.614 Exp93.6(h) + 0.266 Exp412.8(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 60 DIP = -30
γ(h) = 0.120 + 0.614 Exp101.3(h) + 0.266 Exp254.0(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)

Cu MIN


AZIMUTH = 90 DIP = -30
γ(h) = 0.120 + 0.614 Exp91.1(h) + 0.266 Exp218.6(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.


AZIMUTH = 120 DIP = -30
γ(h) = 0.120 + 0.614 Exp81.7(h) + 0.266 Exp238.8(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.


AZIMUTH = 150 DIP = -30
γ(h) = 0.120 + 0.614 Exp84.5(h) + 0.266 Exp334.0(h)
γ(h)
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.

Cu MIN



AZIMUTH = 180 DIP = -30
γ(h) = 0.120 + 0.614 Exp109.5(h) + 0.266 Exp545.8(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.



AZIMUTH = 210 DIP = -30
γ(h) = 0.120 + 0.614 Exp215.6(h) + 0.266 Exp431.7(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.



AZIMUTH = 240 DIP = -30
γ(h) = 0.120 + 0.614 Exp341.1(h) + 0.266 Exp291.8(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than
350 pairs have not been plotted.

Cu MIN


AZIMUTH = 270 DIP = -30
$\gamma(h) = 0.120 + 0.614\ Exp_{130.3}(h) + 0.266\ Exp_{258.8}(h)$
γ(h)
Lag distance (h)
0
0.5
1.0
1.5
125.0
250.0
375.0
500.0
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 300 DIP = -30
$\gamma(h) = 0.120 + 0.614\ Exp_{87.0}(h) + 0.266\ Exp_{302.8}(h)$
γ(h)
Lag distance (h)
0
0.5
1.0
1.5
125.0
250.0
375.0
500.0
Sample variogram points with less than 350 pairs have not been plotted.


AZIMUTH = 330 DIP = -30
$\gamma(h) = 0.120 + 0.614\ Exp_{76.4}(h) + 0.266\ Exp_{536.4}(h)$
γ(h)
Lag distance (h)
0
0.5
1.0
1.5
125.0
250.0
375.0
500.0
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 0 DIP = -60
$\gamma(h) = 0.120 + 0.614\ Exp_{80.0}(h) + 0.266\ Exp_{1158.1}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 30 DIP = -60
$\gamma(h) = 0.120 + 0.614\ Exp_{81.7}(h) + 0.266\ Exp_{522.0}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 60 DIP = -60
$\gamma(h) = 0.120 + 0.614\ Exp_{83.6}(h) + 0.266\ Exp_{354.4}(h)$
$\gamma(h)$
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN


AZIMUTH = 90 DIP = -60
γ(h) = 0.120 + 0.614 Exp84.0(h) + 0.266 Exp308.4(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)
0
125.0
250.0
375.0
500.0
0.5
1.0
1.5


AZIMUTH = 120 DIP = -60
γ(h) = 0.120 + 0.614 Exp85.5(h) + 0.266 Exp322.7(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)
0
125.0
250.0
375.0
500.0
0.5
1.0
1.5


AZIMUTH = 150 DIP = -60
γ(h) = 0.120 + 0.614 Exp92.3(h) + 0.266 Exp396.4(h)
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
Lag distance (h)
0
125.0
250.0
375.0
500.0
0.5
1.0
1.5

Cu MIN



AZIMUTH = 180 DIP = -60
γ(h) = 0.120 + 0.614 Exp108.4(h) + 0.266 Exp525.3(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 210 DIP = -60
γ(h) = 0.120 + 0.614 Exp132.0(h) + 0.266 Exp561.9(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 240 DIP = -60
γ(h) = 0.120 + 0.614 Exp135.8(h) + 0.266 Exp487.3(h)
γ(h)
1.5
1.0
0.5
0
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN



AZIMUTH = 270 DIP = -60
γ(h) = 0.120 + 0.614 Exp111.7(h) + 0.266 Exp470.2(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 300 DIP = -60
γ(h) = 0.120 + 0.614 Exp91.6(h) + 0.266 Exp580.1(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 330 DIP = -60
γ(h) = 0.120 + 0.614 Exp82.1(h) + 0.266 Exp1069.4(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Cu MIN



AZIMUTH = 0 DIP = -90
γ(h) = 0.120 + 0.614 Exp90.7(h) + 0.266 Exp656.7(h)
1.5
1.0
0.5
0
γ(h)
Sample variogram points with less than
350 pairs have not been plotted.
0
125.0
250.0
375.0
500.0
Lag distance (h)

Au MIN

GSLIB Rotation Conventions

Nugget ==> 0.300
C1 ==> 0.420
C2 ==> 0.280

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -58
RH Rotation about the X' axis ==> -0
RH Rotation about the Y' axis ==> 39

Range along the Z' axis ==> 217.9	Azimuth ==> 31	Dip ==> 51
Range along the Y' axis ==> 14.8	Azimuth ==> 302	Dip ==> -0
Range along the X' axis ==> 166.8	Azimuth ==> 32	Dip ==> -39

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -24
RH Rotation about the X' axis ==> 33
RH Rotation about the Y' axis ==> -20

Range along the Z axis ==> 4361.2	Azimuth ==> 189	Dip ==> 52
Range along the X' axis ==> 227.7	Azimuth ==> 77	Dip ==> 16
Range along the Y' axis ==> 801.8	Azimuth ==> 336	Dip ==> 33

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Au MIN

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

200 Units



Au MIN

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

200 Units



Au MIN

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

200 Units



Au MIN

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

3000 Units



Au MIN

Structure Number 2

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

3000 Units



Au MIN

Structure Number 2

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

3000 Units



Horizontal Slices Through the Ellipsoids



Reference Cube
A
B
C
N
X-Y Planes Looking Down
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube


A
B
C
N

X-Z Planes Looking North


C
B
A
top
west
east
bottom
134550 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids



Reference Cube
N
A
B
C
Y-Z Planes Looking West
A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
134550 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cu LIX



AZIMUTH = 0 DIP = 0
γ(h) = 0.140 + 0.507 Exp11.6(h) + 0.353 Exp292.6(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 45 DIP = 0
γ(h) = 0.140 + 0.507 Exp6.7(h) + 0.353 Exp668.1(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 90 DIP = 0
γ(h) = 0.140 + 0.507 Exp3.7(h) + 0.353 Exp325.4(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)

Cu LIX



AZIMUTH = 135 DIP = 0
γ(h) = 0.140 + 0.507 Exp4.1(h) + 0.353 Exp230.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 180 DIP = 0
γ(h) = 0.140 + 0.507 Exp11.6(h) + 0.353 Exp292.6(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 225 DIP = 0
γ(h) = 0.140 + 0.507 Exp6.7(h) + 0.353 Exp668.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu LIX



AZIMUTH = 270 DIP = 0
γ(h) = 0.140 + 0.507 Exp3.7(h) + 0.353 Exp325.4(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 315 DIP = 0
γ(h) = 0.140 + 0.507 Exp4.1(h) + 0.353 Exp230.1(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)



AZIMUTH = 0 DIP = -45
γ(h) = 0.140 + 0.507 Exp24.4(h) + 0.353 Exp504.3(h)
Sample variogram points with less than 350 pairs have not been plotted.
γ(h)
Lag distance (h)

Cu LIX



AZIMUTH = 45 DIP = -45
γ(h) = 0.140 + 0.507 Exp7.4(h) + 0.353 Exp1115.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 90 DIP = -45
γ(h) = 0.140 + 0.507 Exp4.5(h) + 0.353 Exp391.4(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 135 DIP = -45
γ(h) = 0.140 + 0.507 Exp4.9(h) + 0.353 Exp281.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu LIX



AZIMUTH = 180 DIP = -45
γ(h) = 0.140 + 0.507 Exp10.6(h) + 0.353 Exp334.7(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 225 DIP = -45
γ(h) = 0.140 + 0.507 Exp11.5(h) + 0.353 Exp618.6(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 270 DIP = -45
γ(h) = 0.140 + 0.507 Exp8.1(h) + 0.353 Exp494.3(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Cu LIX



AZIMUTH = 315 DIP = -45
γ(h) = 0.140 + 0.507 Exp7.0(h) + 0.353 Exp367.5(h)
1.5
1.0
0.5
0
γ(h)
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 0 DIP = -90
γ(h) = 0.140 + 0.507 Exp17.9(h) + 0.353 Exp922.0(h)
1.5
1.0
0.5
0
γ(h)
0
125.0
250.0
375.0
500.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au LIX



AZIMUTH = 0 DIP = 0
γ(h) = 0.050 + 0.035 Exp(h) + 0.915 Exp184.1(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 45 DIP = 0
γ(h) = 0.050 + 0.035 Exp94.3(h) + 0.915 Exp836.9(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 90 DIP = 0
γ(h) = 0.050 + 0.035 Exp(h) + 0.915 Exp(h)
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au LIX


AZIMUTH = 135 DIP = 0
γ(h) = 0.050 + 0.035 Exp116.1(h) + 0.915 Exp122.6(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)


AZIMUTH = 180 DIP = 0
γ(h) = 0.050 + 0.035 Exp136.7(h) + 0.915 Exp184.1(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)


AZIMUTH = 225 DIP = 0
γ(h) = 0.050 + 0.035 Exp94.3(h) + 0.915 Exp836.9(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)
γ(h)

Au LIX



AZIMUTH = 270 DIP = 0
γ(h) = 0.050 + 0.035 Exp88.3(h) + 0.915 Exp161.4(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 315 DIP = 0
γ(h) = 0.050 + 0.035 Exp116.1(h) + 0.915 Exp122.6(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 0 DIP = -45
γ(h) = 0.050 + 0.035 Exp138.9(h) + 0.915 Exp158.5(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Au LIX



AZIMUTH = 45 DIP = -45
γ(h) = 0.050 + 0.035 Exp102.2(h) + 0.915 Exp451.1(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 90 DIP = -45
γ(h) = 0.050 + 0.035 Exp91.7(h) + 0.915 Exp504.3(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)



AZIMUTH = 135 DIP = -45
γ(h) = 0.050 + 0.035 Exp101.7(h) + 0.915 Exp297.3(h)
γ(h)
Sample variogram points with less than 350 pairs have not been plotted.
Lag distance (h)

Au LIX



AZIMUTH = 180 DIP = -45
$\gamma(h) = 0.050 + 0.035\ Exp_{111.6}(h) + 0.915\ Exp_{590.3}(h)$
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 225 DIP = -45
$\gamma(h) = 0.050 + 0.035\ Exp_{105.1}(h) + 0.915\ Exp_{321.1}(h)$
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 270 DIP = -45
$\gamma(h) = 0.050 + 0.035\ Exp_{109.7}(h) + 0.915\ Exp_{144.9}(h)$
γ(h)
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au LIX



AZIMUTH = 315 DIP = -45
γ(h) = 0.050 + 0.035 Exp139.7(h) + 0.915 Exp120.9(h)
γ(h)
Lag distance (h)
1.5
1.0
0.5
0
125.0
250.0
375.0
500.0
Sample variogram points with less than 350 pairs have not been plotted.



AZIMUTH = 0 DIP = -90
γ(h) = 0.050 + 0.035 Exp116.5(h) + 0.915 Exp275.4(h)
γ(h)
Lag distance (h)
1.5
1.0
0.5
0
125.0
250.0
375.0
500.0
Sample variogram points with less than 350 pairs have not been plotted.

Cu MIN

GSLIB Rotation Conventions

Nugget ==> 0.120
C1 ==> 0.614
C2 ==> 0.266

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> -85
RH Rotation about the X' axis ==> 58
RH Rotation about the Y' axis ==> 39
Range along the Z' axis ==> 484.2 Azimuth ==> 51 Dip ==> 24
Range along the Y' axis ==> 92.8 Azimuth ==> 275 Dip ==> 58
Range along the X' axis ==> 72.2 Azimuth ==> 331 Dip ==> -20

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 11
RH Rotation about the X' axis ==> 44
RH Rotation about the Y' axis ==> 13
Range along the Z axis ==> 2283.3 Azimuth ==> 173 Dip ==> 45
Range along the X' axis ==> 207.8 Azimuth ==> 92 Dip ==> -9
Range along the Y' axis ==> 540.5 Azimuth ==> 11 Dip ==> 44

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Cu MIN

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

400 Units



Cu MIN

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:


400 Units



Cu MIN

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

400 Units



Cu MIN

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

2000 Units



Cu MIN

Structure Number 2

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

2000 Units



Cu MIN

Structure Number 2

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

2000 Units



Horizontal Slices Through the Ellipsoids



Reference Cube
N
A
B
C
X-Y Planes Looking Down
west
top
A
bottom
east
2420 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube


A
B
C
N

X-Z Planes Looking North


A
B
C
top
west
east
bottom
2420 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids



Reference Cube
N
A
B
C
Y-Z Planes Looking West
A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
2420 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cu LIX

GSLIB Rotation Conventions

Nugget ==> 0.140
C1 ==> 0.507
C2 ==> 0.353

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 18
RH Rotation about the X' axis ==> 21
RH Rotation about the Y' axis ==> 9
Range along the Z' axis ==> 29.4 Azimuth ==> 173 Dip ==> 67
Range along the Y' axis ==> 17.5 Azimuth ==> 18 Dip ==> 21
Range along the X' axis ==> 3.7 Azimuth ==> 104 Dip ==> -9

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 53
RH Rotation about the X' axis ==> 23
RH Rotation about the Y' axis ==> 9
Range along the Z axis ==> 1579.1 Azimuth ==> 210 Dip ==> 66
Range along the X' axis ==> 216.5 Azimuth ==> 139 Dip ==> -8
Range along the Y' axis ==> 624.3 Azimuth ==> 53 Dip ==> 23

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Cu LIX

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

30 Units



Cu LIX

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

30 Units



Cu LIX

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:


30 Units



Cu LIX

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:


1000 Units



Cu LIX

Structure Number 2

Rose Diagram of Ranges Dipping 30 Degrees
Scale:


1000 Units



Cu LIX

Structure Number 2

Rose Diagram of Ranges Dipping 60 Degrees
Scale:


1000 Units



Horizontal Slices Through the Ellipsoids



Reference Cube
N
A
B
C
X-Y Planes Looking Down
west
top
A
bottom
east
2157 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube



A
B
C
N

X-Z Planes Looking North



C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
2157 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids



Reference Cube
N
A
B
C
Y-Z Planes Looking West
A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
2157 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Au SEV DTH



AZIMUTH = 0 DIP = 0
γ(h) = 0.100 + 0.318 Exp99.1(h) + 0.582 Exp93.3(h)
γ(h)
1.5
1.0
0.5
0
0
37.5
75.0
112.5
150.0
Lag distance (h)
Sample variogram points with less than 350 pairs have not been plotted.

Au SEV DTH

GSLIB Rotation Conventions

Nugget ==> 0.100
C1 ==> 0.318
C2 ==> 0.582

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0

Range along the Z' axis	==> 99.5	Azimuth ==> 90	Dip ==> 90
Range along the Y' axis	==> 99.5	Azimuth ==> 360	Dip ==> 0
Range along the X' axis	==> 99.5	Azimuth ==> 90	Dip ==> 0

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X' axis ==> 0
RH Rotation about the Y' axis ==> 0

Range along the Z axis	==> 99.6	Azimuth ==> 90	Dip ==> 90
Range along the X' axis	==> 99.6	Azimuth ==> 90	Dip ==> 0
Range along the Y' axis	==> 99.6	Azimuth ==> 360	Dip ==> 0

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Au SEV DTH

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:


100 Units

Au SEV DTH

Structure Number 2

Rose Diagram of Ranges Dipping 0 Degrees
Scale:



90 Units

Horizontal Slices Through the Ellipsoids



Reference Cube
A
B
C
N
X-Y Planes Looking Down
west
top
A
bottom
1040 units
east
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube



A
B
C
N

X-Z Planes Looking North



A
B
C
top
west
east
bottom
1040 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

Y-Z Planes Looking West


N
A
B
C
top
north
south
bottom
1040 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".



News release, filed November 26, 2007



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

NEWS RELEASE

SURAMINA CLAIMS LARGE NEW LAND PACKAGE IN CHILE

November 26, 2007...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to announce that as a result of an aggressive project generative campaign in Chile for porphyry Cu-Au and epithermal Ag-Au and polymetallic mineralized systems, the Company has applied for 88 exploration concessions, a number of which have already been granted (please see attached map). The total area of the concessions applied for comprise over 26,100 hectares and were acquired following a detailed analysis of Suramina's database and satellite image processing.

In Region III, 4,500 hectares have been claimed and are located 30 km north of Suramina's Vicuña project located within the premier Maricunga Belt. This gold belt is known to host a number of significant gold deposits, including the Cerro Casale deposit and the Refugio/Verde deposit.

In Region VI, 11,000 hectares have been claimed and are located on the Chilean side of Suramina's Elisa properties located in Argentina and close to the El Planchon international border pass. The Elisa properties exhibit high grade, sedimentary-hosted copper mineralization and Suramina's newly claimed blocks in Chile exhibit similar geological features and have the potential for further discovery.

In Region XI, 10,600 hectares have been claimed southwest of Coeur D'Alene Mining's Cerro Bayo and Fachinal silver-gold mines. These deposits also have similar characteristics to a number of deposits on the Argentina side of the border, including Suramina's Cerro Cuadrado property that is presently under exploration and achieving encouraging results (see Suramina's press release of November 7, 2007).

Suramina has a strong generative team of six geologists that are focused on identifying new opportunities in Chile and Peru and reviewing Suramina's large land holding in Argentina (574,000+ hectares). The team is led by senior geologists that were instrumental in the discovery of the worldclass Veladero deposit that has been put in production by Barrick Gold Corp. Suramina has established a comprehensive geological data base and continues to have success based on its in-house satellite image processing and analysis knowledge. This generative approach has proven extremely successful for the Company over the years and has led to the discovery of a number of mineralized porphyry systems, including the large mineralized camp of Josemaria-Vicuna-Los Helados (see Suramina's website: www.suramina.com).

Suramina's exploration programs are carried out under the direction and management of J. Patricio Jones (PhD) and Craig Feebrey (PhD). Dr. Jones and his team discovered the worldclass Veladero gold deposit in Argentina and was responsible for the initial development of the Bajo de la Alumbrera copper-gold project. Information and results from the exploration programs carried out on Suramina's properties are reviewed by Mr. Paul K. Conibear, P.Eng., a Director of Suramina, who is an appropriately qualified person as defined by National Instrument 43-101. Samples are sent to ALS Chemex labs in Mendoza, Argentina, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

J. Patricio Jones
President and CEO

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842

SURAMINA RESOURCES INC.

PROPERTY LOCATIONS ARGENTINA/CHILE

Quebrada Blanca
Chuquicamata
La Escondida
Aguas Blancas
El Salvador
La Colpa
La Candelaria
PARAGUAY
Bajo de la Alumbera
383 million tonnes
@ 0.45% Cu and 0.48 g/t Au
Vegas Pediments
Josemaria
Vicuña (Filo del Sol, Cerro Vicuña, Maranceles, Portones, Bermejo, Los Helados, Cerro Blanco)
Sillimanita
Las Flechas (Cerro Dante, Cerro Amarillo)
Rio de la Sal
Pascua
Lambo
Veladero
11 million oz. Au
Los Pelambres
El Pachon
Paramillos
URUGUAY
Andina
La Disputada
ARGENTINA
Buenos Aires
El Tiente
Papagallos
Juanuchos Pediments
Elisa
La Pampa
CHILE
Esquel
Calcatrea
Navidad
San Jose
Fachinal
Patagonia & Extremo Sur Pediments
Vanguardia
Martha
Manantial Espejo
SAX claim group (recent addition)
SAX claim group
Total Area claimed ~1 million Ha
Santa Cruz
Cerro Cuadrado (Veta Galena, Veta Grande)
El Bagual (La Apoyada, La Planchada)
0 500 km


VENEZUELA
COLOMBIA
PERU
BRAZIL
BOLIVIA
PARAGUAY
ARGENTINA
URUGUAY
PACIFIC OCEAN
ATLANTIC OCEAN
CHILE



Code of conduct, filed November 20, 2007




SURAMINA
Resources Inc.

CODE OF BUSINESS CONDUCT

AND ETHICS

Suramina Resources Inc.

CODE OF BUSINESS CONDUCT AND ETHICS

I. INTRODUCTION

This Code of Business Conduct and Ethics ("Code") covers a range of business practices and procedures. This Code cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets out key guiding principles of conduct and ethics that Suramina Resources Inc. and its subsidiaries (collectively, the "Corporation") expects of its employees, directors and officers (including, without limitation, the Chief Executive Officer and the Chief Financial Officer). All references to "Employees" in this Code includes all employees, directors and officers of the Corporation).

This Code is designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
- Full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation files with, or submits to, the securities regulators and in other public communications made by the Corporation;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting to an appropriate person or persons of violations of this Code;
- Accountability for adherence to this Code.

The Corporation will expect all its employees, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter. Violations of this Code by an employee or officer or director are grounds for disciplinary action up to and including immediate termination of employment, officership or directorship.

It is not possible to enumerate all of the situations that could result in an actual or apparent violation of this Code. The following areas are, however, of particular concern to the Corporation with respect to the ethical conduct of the Corporation's business.

II. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Corporation is strongly committed to conducting its business affairs with honesty and integrity and in full compliance with all laws, rules and regulations applicable to the Corporation's business in the countries in which it operates. Each Employee must at all times respect and obey such laws, rules and regulations, including insider trading laws, and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws, rules and regulations. Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from appropriate personnel. The Corporation provides all necessary information to its Employees to promote compliance with laws, rules and regulations, including insider-trading laws.

III. INSIDER TRADING

Employees and outside consultants who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Corporation or its partners should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Chairman of the Corporation's Audit Committee.

IV. CONFLICTS OF INTEREST

Any conflict of interest that occurs should be reported directly to the Chairman of the Corporation's Audit Committee. A "conflict of interest" occurs when an individual's private interest interferes in anyway - or even appears to interfere - with the interests of the Corporation as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are of special concern. Employees shall perform the responsibilities of their positions on the basis of what is in the best interests of the Corporation and free from the influence of personal considerations and relationships.

V. CORPORATE OPPORTUNITIES

Employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Corporation property, information or position; (b) using Corporation property, information, or position for personal gain; and (c) competing with the Corporation. Employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

VI. CONFIDENTIALITY

Employees must maintain the confidentiality of information entrusted to them by the Corporation or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or might be harmful to the Corporation or its partners and associates, if disclosed.

VII. FAIR DEALING

The Corporation firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Corporation complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Corporation will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Corporation. The Corporation's policy also prohibits Employees from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

VIII. PROTECTION AND PROPER USE OF CORPORATE ASSETS

All Employees should endeavour to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct, negative impact on the Corporation's image and profitability. All of the Corporation's assets should only be used for legitimate business purposes.

The obligation of employees to protect the firm's assets includes its proprietary information. Proprietary information includes intellectual property such as business, marketing and corporate development information, plans, engineering and all technical information, databases, records, salary information and any unpublished financial or technical data and reports. Unauthorized use or distribution of this information would violate this Code. It could also be illegal and result in civil or even criminal penalties.

IX. FINANCIAL REPORTING AND RECORDS

The Corporation maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing our business and are crucial for meeting obligations to employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees, officers, and directors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No employee, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Corporation.

The Corporation maintains all records in accordance with laws and regulations regarding retention of business records. The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The Corporation prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Corporation is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

X. USING THIS CODE, WAIVERS AND REPORTING VIOLATIONS

It is the responsibility of all Employees to understand and comply with this Code.

The Board of Directors is ultimately responsible, acting through the Audit Committee for this Code and monitoring compliance with this Code. Any waivers of the provisions of this Code may be granted only by the Board of Directors, if such waiver is for the benefit of a director or senior officer of the Corporation and such waiver shall be disclosed as may be required under applicable securities laws. Waiver for all other employees shall be granted exclusively by the Chief Executive Officer or any other Senior Officer as may be designated by the Audit Committee.

If you observe or become aware of an actual or potential violation of this Code or of any law or regulation, whether committed by the Corporation employees or by others associated with the Corporation, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Corporation. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that employees acting in good faith have the means to report actual or potential violations.

For assistance with compliance matters and to report actual or potential compliance infractions, employees should contact the Corporate Secretary or Chairman of the Audit Committee. You may also submit reports of violations to this Code in writing on a confidential basis to the Corporate Secretary/Chairman of the Audit Committee in an envelope labeled with a legend such as "To be opened by the Corporate Secretary/Chairman of the Audit Committee only, being submitted pursuant to the Code of Business Conduct and Ethics". You may submit such confidential envelopes directly or via the Chief Executive Officer who shall pass it on forthwith to the Corporate Secretary/Chairman of the Audit Committee. Officers and directors who become aware of any violation to this Code should promptly report them to the Chairman of the Audit Committee or outside legal counsel openly or confidentially (in the manner described above).

Following the receipt of any complaints submitted hereunder, the Corporate Secretary/Chairman of the Audit Committee will investigate each matter so reported and report to the Board which will take corrective disciplinary actions, if appropriate, up to and including termination of employment.

There will be no reprisals against employees, officers and directors for good faith reporting of compliance concerns or violations.

The Corporate Secretary will confidentially retain any complaints received hereunder for a period of seven years.

XI. DISTRIBUTION OF THIS CODE

This Code will be circulated to all directors, officers and employees of the Corporation on an annual basis and whenever changes are made. New directors, officers and employees will be provided with a copy of this Code and advised of its importance.

Approved by the Board: August 9, 2007
Ratified by Audit Committee: November 8, 2007



News release, filed November 7, 2007



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



NEWS RELEASE

SURAMINA INCREASES KNOWN SILVER-ZINC VEIN SYSTEM AT CERRO CUADRADO AND PREPARES FOR A FURTHER 4,000 METRES OF DRILLING

November 7, 2007...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to announce that further work on its 100% owned Cerro Cuadrado project has significantly increased the extent of the known vein system from the previously reported 6 kilometres to approximately 10 kilometres (see figure). Extensions to Veta Galena, Veta Grande, and Veta Blanca were identified as well as the discovery of another significant structure to the east named Veta Virgen. Importantly, it is now apparent that the Veta Galena veins, that returned excellent silver-zinc (gold) grades in the previous 2 rounds of drilling totaling 1,601 metres, extend for at least 2 kilometres and provide the potential for defining significant polymetallic sulphide mineralization.

Field work has been ongoing in order to better understand the nature of the system, adequately sample the newly discovered structures, and ensure they are included in the database prior to the next round of diamond drilling. In recent field work Suramina has confirmed that outcropping structures that are well exposed at higher elevations clearly formed under low temperatures of formation and represent the upper and relatively shallow part of the epithermal system. Suramina believes this observation is important and encouraging as it indicates that the zone of mineralization is likely to be well preserved at deeper levels, and supports the results obtained to date where high grades of silver and zinc have been intersected in drilling. Currently Suramina's geologists are preparing for the third round of drilling commencing with 4,000 metres that is scheduled to begin in mid-December.

Cerro Cuadrado is an intermediate sulphidation epithermal Ag-Zn-Pb (Au) vein system first discovered by the Company in 2004 during a reconnaissance program in Santa Cruz province, southern Argentina. The country rocks are similar in age and composition to those of the Jurassic Chon Aike Volcanics which host the Cerro Vanguardia gold-silver epithermal vein system, as well as other advanced projects in the same geological region. To date, the company has drilled 14 shallow diamond holes in 1,601 metres and intersected very encouraging silver-zinc-lead-gold values over promising widths (see news release dated August 30, 2007).

Suramina's exploration programs are carried out under the direction and management of J. Patricio Jones (PhD) and Craig Feebrey (PhD). Dr. Jones and his team discovered the worldclass Veladero gold deposit in Argentina and was responsible for the initial development of the Bajo de Alumbrera copper-gold project. Information and results from the exploration programs carried out on Suramina's properties are reviewed by Mr. Paul K. Conibear, P.Eng., a Director of Suramina, who is an appropriately qualified person as defined by National Instrument 43-101. Samples are sent to ALS Chemex labs in Mendoza, Argentina, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

J. Patricio Jones
President and CEO

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com


Leyend CERRO CUADRADO
Breccias and veins
Blanca Aurora
Veta Galena
Veta Grande
Bx Alta
Bx Suyai
Veta Virgen
Veta Blanca
N
W
E
S
0
0.25
0.5
kilometres

Cerro Cuadrado vein system including location of completed drill holes, geology and access roads.



News release, filed September 26, 2007



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



NEWS RELEASE

SURAMINA APPOINTS J. PATRICIO JONES AS PRESIDENT AND CEO

September 26, 2007...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to announce the appointment of Dr. J. Patricio Jones as President, CEO and a Director of the Company effective as of October 1, 2007. Dr. Jones replaces Mr. Paul Conibear who will resign as President and CEO, remaining a Director of the Company.

Dr. Jones brings to the Company over 35 years of highly successful exploration management. Based in Buenos Aires, Argentina, Dr. Jones has particular expertise in the mineral opportunities of South America and has been responsible for the discovery and initial development of some of the world's largest mines including Veladero and Bajo de la Alumbrera. Dr. Jones holds a Master of Science degree in geology from Witwatersrand University and a Doctorate from La Plata University. Dr. Jones spent the early part of his career in the gold and platinum fields of South Africa before joining Inco and then BP Minerals in the early 1980's, heading up several of their highly successful South American exploration programs. With the discovery of three tin mines, Sª Da Onca, Sª Da Cacimba and 14 Abril in Rondonia, Brazil, to the credit of teams led by him, Dr. Jones joined the Lundin Group in the late 1980's and was instrumental in the Group's enormous success in Argentina and Chile.

Lukas Lundin, Chairman of Suramina, commented, "We are very pleased to have Patricio join the Board and head up Suramina's operations as President and CEO. His successful track record is unparalleled and he is truly one of the best minefinders in the industry. Patricio was responsible for the assembly of Suramina's portfolio of top-class exploration assets in Argentina and Chile and we look forward to great success and growth."

Mr. Lundin further commented, "We would like to thank Paul Conibear for his excellent leadership over the past few years and look forward to his continued input in the Company. Paul's resignation as President and CEO will allow him to more fully focus on his role as Senior Vice President – Projects for Lundin Mining Corporation."

The Company also announces the appointment of Dr. Craig Feebrey as Executive Vice President Exploration. Dr. Feebrey specializes in porphyry and epithermal styles of mineralization and has over 14 years experience in project generation, evaluation, and business development in more than 20 countries worldwide, including Central and South America.

On Behalf of the Board

Lukas H. Lundin
Chairman

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842



News release, filed August 30, 2007



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



NEWS RELEASE

SURAMINA INTERSECTS 4.40 M OF 994.71 G/T SILVER, 1.96% ZINC AND 1.26% LEAD AT CERRO CUADRADO SILVER/ZINC VEIN SYSTEM

August 30, 2007...Suramina Resources Inc. ("Suramina") (TSX:SAX) is pleased to provide the results from the second diamond drill program on it's 100% owned Cerro Cuadrado Project, Argentina. A total of 1,055.5 metres were drilled in 7 diamond holes and intersected significant silver and zinc grades and confirmed continuation along strike and down dip within three zones and the potential for further Ag-Zn-Pb (Au) mineralization within the 6 kilometre vein system identified to date.

Cerro Cuadrado is an intermediate sulphidation epithermal Ag-Zn-Pb (Au) vein system first discovered in 2004 during a reconnaissance program in Santa Cruz province, southern Argentina. The country rocks are similar in age and composition to those of the Jurassic Chon Aike Volcanics which host the Cerro Vanguardia gold-silver epithermal vein system, as well as other advanced projects in the same geological region. To date, the company has identified a vein system with a total strike length exceeding 6 kilometres with vein widths up to 7 metres. A seven hole, 545.5 metre diamond drill program initially intersected very encouraging silver-zinc-lead-gold values over promising widths (holes CC-01 to CC-07). Given these initial results, an IP and ground magnetic survey covering the known vein system was completed prior to the follow-up diamond drill program reported herein (CC-08 to CC-14). Further work is now being planned in order to increase the zone of known mineralization at Veta Grande and test the large strike length of other veins. Highlights of the recent drill program are presented below and in the attached table.

Veta Galena Zone

- CC08: 3.26m at 109.36g/t silver, 4.63% zinc and 1.83% lead
- CC09: 0.90m at 223.00g/t silver, 21.8% zinc, 5.58% lead and 0.62g/t gold
- CC10: 1.54m at 253.00g/t silver, 0.39g/t gold, 7.92% zinc and 1.80% lead

Veta Grande Zone

- CC13: 6.00m at 111.81g/t Ag, 0.93% zinc and 0.67% lead
- CC13: 0.50m at 12.30g/t silver, 0.12 g/t gold, 12.3% zinc and 2.22% lead
- CC13: 2.20m at 22.00g/t silver, 0.15 g/t gold, 5.68% zinc and 0.97% lead

Brecha Alta Zone

- CC11: 3.90m at 85.11g/t silver, 0.21% zinc and 0.67% lead
- CC14: 4.40m at 994.71g/t silver, 1.96% and 1.26% lead
  including 0.65m at 2,370 g/t silver, 3.58% zinc and 3.88% lead



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

At the Veta Galena Zone, three holes were drilled along strike and down dip to test the continuation of mineralization intersected in the previous drill campaign. The results of drilling confirm similar mineralization over a strike length of approximately 525 metres and 130 metres down dip. The Veta Galena vein has been mapped at surface over a strike length of approximately 1,650 metres and remains to be tested in full.

At the Veta Grande Zone, two holes were drilled to test extensions along strike and down dip of the mineralized zone outlined in the first drill program. Hole CC-13 (see attached table) confirms an increase in the width of the mineralized zone and higher grades in both silver and zinc along strike. Multiple veins continue south to the Brecha Alta zone, a distance of approximately 1,250 metres and remains an important target to be tested further.

At the Brecha Alta zone, holes CC-11 and CC-14 were drilled to test down dip and along strike extensions of mineralization intersected previously. Hole CC-14 confirms a significant increase in the width and grade of mineralization down dip, including a 0.65m structure grading 2,370g/t Ag, 3.58% Zn and 3.88% Pb from 154.35 metres, while hole CC-11 confirms similar mineralization along strike, approximately 260m to the south of hole CC-05.

Suramina is excited about the recent results and a third phase of drilling is being organized for the fourth quarter to potentially expand the envelope of known high grade mineralization and to explore the relationship and possible continuity between the Veta Galena, Grande and Brecha Alta zones.

Suramina's exploration programs are carried out under the direction and management of J. Patricio Jones (PhD) and Craig Feebrey (PhD). Dr. Jones and his team discovered the worldclass Veladero gold deposit in Argentina and was responsible for the initial development of the Bajo de Alumbrera copper-gold project. Information and results from the exploration programs carried out on Suramina's properties are reviewed by Mr. Paul K. Conibear, P.Eng., President of Suramina Resources Inc., who is an appropriately qualified person as defined by National Instrument 43-101. Samples are sent to ALS Chemex labs in Mendoza, Argentina, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

Paul K. Conibear
President

For further information, please contact Sophia Shane, Corporate Development, 604-689-7842



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com



CERRO CUADRADO PROJECT
IP- RESISTIVITY SURVEY
APPARENT RESISTIVITY
Drilling
CC-01 DDH February 07
DDH June 07
SURAMINA RESOURCES
meters
VETA GALENA
VETA GRANDE
VETA VIRGEN
VETA BLANCA
BRECHA SUYAI
BRECHA ALTA
CC-01
CC-02
CC-04
CC-06
CC-07
CC-08
CC-09
CC-10
CC-11
CC-12
CC-13
CC-14



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Holes CC-01 to CC-07 Previously Reported

DDH	DEPTH (m)	INTERVAL* (m)	From (m)	To (m)	g/t Ag	% Zn	% Pb	g/t Au
CC-01	81.00							
		2.05	**23.00**	**25.05**	**338.00**	**4.77**	**2.63**	**0.23**
incl.		1.55	23.50	25.05	494.00	7.08	3.88	0.34
incl.		0.55	24.50	25.05	873.00	10.35	6.80	0.43
		2.30	**70.30**	**72.60**	**79.60**	**11.26**	**1.03**	**<0.1**
incl.		1.40	71.20	72.60	111.10	15.55	1.44	0.13
CC-02	69.20							
		3.30	**21.90**	**25.20**	**84.05**	**2.71**	**0.64**	**0.18**
incl.		2.60	22.60	25.20	96.46	3.02	0.66	0.18
		0.90	**51.50**	**52.40**	**38.90**	**2.06**	**1.91**	**<0.1**
CC-03	64.30							
		4.45	**24.45**	**28.90**	**18.80**	**1.93**	**0.60**	**<0.1**
incl.		2.35	26.55	28.90	20.95	3.10	0.99	<0.1
incl.		0.55	26.55	27.10	58.10	7.30	3.15	0.12
		0.40	**49.30**	**49.70**	**28.60**	**4.55**	**1.42**	**0.13**
		1.60	**60.40**	**62.00**	**10.10**	**1.16**	**0.30**	**0.12**
CC-04	75.20							
		0.50	**34.60**	**35.10**	**14.10**	**1.79**	**0.57**	**0.12**
		0.95	**72.05**	**73.00**	**9.60**	**1.06**	**0.20**	**0.17**
CC-05	81.30							
		3.70	**23.70**	**27.40**	**172.00**	**0.61**	**0.33**	**<0.1**
incl.		0.75	23.70	24.45	353.00	0.60	0.25	0.25
incl.		0.55	25.45	26.00	229.00	0.86	0.68	0.03
		1.80	**41.00**	**42.80**	**190.00**	**1.95**	**0.40**	**<0.1**
incl.		0.90	41.40	42.30	441.00	4.34	0.84	<0.1
CC-06	66.10							
		0.25	**15.10**	**15.35**	**63.90**	**7.65**	**4.58**	**0.27**
		0.50	**34.90**	**35.40**	**10.10**	**1.51**	**0.67**	**<0.1**
CC-07	108.45							
		1.00	**26.05**	**27.05**	**53.00**	**2.19**	**0.92**	**<0.1**
		0.50	**56.10**	**56.60**	**1880.00**	**2.18**	**1.28**	**<0.1**
		0.25	**59.40**	**59.65**	**248.00**	**3.62**	**0.56**	**<0.1**
		1.70	**69.45**	**71.15**	**8.10**	**3.80**	**1.08**	**<0.1**
		1.40	**94.50**	**95.90**	**270.00**	**0.43**	**0.34**	**<0.1**
CC-08	*103.00*							
		3.26	**40.80**	**44.06**	**109.36**	**4.63**	**1.83**	**<0.1**
incl.		0.20	40.80	41.00	28.20	9.44	0.32	<0.1
incl.		0.80	43.26	44.06	433.00	16.00	7.34	<0.1

*Intersections are drilled widths, not true widths. True widths are less than drilled intersections.



885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

DDH	DEPTH (m)	INTERVAL* (m)	From (m)	To (m)	g/t Ag	% Zn	% Pb	g/t Au
CC-09	*200.00*	(m)	(m)	(m)				
		2.70	**77.50**	**80.20**	**214.00**	**11.82**	**2.78**	**0.34**
incl.		0.90	78.40	79.30	223.00	21.80	5.58	0.62
		1.82	**167.68**	**169.50**	**12.84**	**1.94**	**0.32**	**0.14**
		4.85	**181.65**	**186.50**	**13.43**	**2.24**	**0.52**	**<0.1**
incl.		0.80	181.65	182.45	26.20	3.02	0.55	0.12
incl.		0.83	183.45	184.28	21.40	7.30	1.78	0.18
incl.		0.50	186.00	186.50	27.30	2.18	0.52	0.01
CC-10	*131.20*							
		1.54	**46.13**	**47.67**	**253.00**	**7.92**	**1.80**	**0.39**
CC-11	*101.90*							
		1.60	**46.70**	**48.30**	**118.62**	**0.67**	**0.27**	**<0.1**
incl.		0.60	46.70	47.30	153.00	1.20	0.52	0.12
		3.90	**50.00**	**53.90**	**85.11**	**0.21**	**0.07**	**0.02**
incl.		0.70	53.20	53.90	132.00	0.22	<0.1	<0.1
CC-12	*197.80*			*without significant values*				
CC-13	*148.80*							
		0.83	**8.17**	**9.00**	**134.00**	**4.95**	**1.31**	**0.12**
		6.00	**19.00**	**25.00**	**111.81**	**0.93**	**0.23**	**0.17**
incl.		1.00	19.00	20.00	153.00	0.93	0.61	<0.1
incl.		1.00	20.00	21.00	169.00	0.61	0.22	0.15
incl.		1.00	23.00	24.00	160.00	0.18	1.06	0.20
		0.50	**65.20**	**65.70**	**110.00**	**12.30**	**2.22**	**0.12**
		0.94	**99.90**	**100.84**	**22.20**	**2.43**	**1.13**	**<0.1**
		2.20	**115.20**	**117.40**	**22.00**	**5.68**	**0.97**	**0.15**
incl.		1.00	115.20	116.20	39.30	10.65	1.94	0.24
		0.75	**131.65**	**132.40**	**13.40**	**2.53**	**0.35**	**0.17**
CC-14	*172.80*							
		1.51	**57.46**	**58.96**	**138.00**	**0.30**	**<0.1**	**<0.1**
		0.50	**83.45**	**83.95**	**179.00**	**0.97**	**<0.1**	**<0.1**
		0.55	**137.75**	**138.25**	**684.00**	**0.75**	**<0.1**	**<0.1**
		4.40	**154.35**	**158.75**	**994.71**	**1.96**	**1.26**	**<0.1**
incl.		0.65	154.35	155.00	2370.00	3.58	3.88	<0.1
incl.		1.00	155.00	156.00	884.00	2.09	1.36	<0.1
incl.		1.00	156.00	157.00	772.00	1.34	0.50	<0.1
incl.		1.00	157.00	158.00	722.00	1.27	0.45	<0.1
incl.		0.75	158.00	158.75	611.00	2.16	0.99	<0.1
		1.00	**161.00**	**162.00**	**26.00**	**1.52**	**0.43**	**<0.1**
		1.00	**163.00**	**164.00**	**97.60**	**0.68**	**0.17**	**<0.1**

*Intersections are drilled widths, not true widths. True widths are less than drilled intersections.



Interim financial statements for the six months ended June 30, 2007 and 2006,
filed August 14, 2007

SURAMINA RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(In US Dollars)
(unaudited)

As at		June 30, 2007 (unaudited)		December 31 2006
ASSETS				
Current assets				
Cash and cash equivalents	$	1,386,475	$	1,160,034
Accounts receivable		424,434		689,386
Supplies inventory		1,303		4,982
		1,812,212		1,854,402
Mineral properties and related expenditures		16,995,815		13,985,900
Fixed assets, net		375,461		398,273
	$	**19,183,488**	**$**	**16,238,575**
LIABILITIES				
Current liabilities				
Accounts payables and accrued liabilities	$	437,717	$	268,526
Advances from joint venturer		-		700,751
		437,717		969,277
EQUITY				
Share capital: 100 Class A shares (note 4)		1		-
Owner contributions (note 4)		29,167,875		24,755,293
Deficit		(10,422,105)		(9,485,995)
		18,745,771		15,269,298
	$	**19,183,488**	**$**	**16,238,575**

Transfer of assets - note 1
Nature of operations - note 2
Subsequent events -notes 4 and 5

Approved by the Board:

/s/ William A. Rand
Director

/s/ Paul K. Conibear
Director

SURAMINA RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In US Dollars)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Expenses				
Consulting	$ 41,322	$ 8,667	$ 58,122	$ 30,368
General exploration and project investigation	332,698	174,111	593,232	244,862
Interest and bank charges	1,018	155	1,109	460
Management fees	7,928	4,812	12,797	9,489
Office and general	2,314	(2,226)	17,020	7,181
Professional fees	9,711	10,827	35,464	28,932
Promotion and public relations	13,749	62,877	28,866	77,068
Stock based compensation	-	-	50,163	-
Wages and benefits	8,710	6,475	41,171	13,045
	417,450	**265,698**	**837,944**	**411,406**
Other expense (income)				
Interest income	(10,983)	9,994	(20,744)	(888)
Foreign exchange loss (gain)	3,638	(15,098)	31,004	93,663
Other expense	54,853	-	55,646	-
Write-off of mineral property interests	32,260	202	32,260	1,227
Net loss and comprehensive loss	**$ 497,218**	**$ 260,796**	**$ 936,110**	**$ 505,408**

SURAMINA RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
(In US Dollars)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Deficit, beginning of the period	$ 9,924,887	$ 6,585,726	$ 9,485,995	$ 6,341,114
Net loss	497,218	260,796	936,110	505,408
Deficit, end of the period	**$ 10,422,105**	**$ 6,846,522**	**$ 10,422,105**	**$ 6,846,522**

SURAMINA RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Cash flows from (used in) operating activities				
Net loss for the period	$ (497,218)	$ (260,796)	$ (936,110)	$ (505,408)
Items not affecting cash:				
Stock based compensation expense	-	-	50,163	-
Unrealized foreign exchange loss (gain)	3,638	(15,098)	31,004	93,663
Write-off of mineral property interests	32,260	202	32,260	1,227
	(461,320)	(275,692)	(822,683)	(410,518)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	404,081	(300,341)	403,382	(312,073)
Accounts payable and accrued liabilities	(126,102)	(790,590)	(61,672)	30,864
	(183,341)	**(1,366,623)**	**(480,973)**	**(691,727)**
Cash flows from (used in) investing activities				
Mineral properties and related expenditures	(603,165)	(445,703)	(3,174,735)	(3,983,900)
Advances from joint venturer	(94,901)	(334,158)	(700,751)	(924,967)
Option payments received	(513,970)	53,029	292,446	1,016,683
Purchase of fixed assets	(13,075)	(35,674)	(40,962)	(88,233)
	(1,225,111)	**(762,506)**	**(3,624,002)**	**(3,980,417)**
Cash flows from (used in) financing activities				
Share capital	1	-	1	-
Capital contributions	1,874,646	1,630,350	4,362,419	3,660,251
	1,874,647	**1,630,350**	**4,362,420**	**3,660,251**
Effect of exchange rates on cash and cash equivalents	(3,638)	15,098	(31,004)	(93,663)
Increase in cash and cash equivalents	**462,557**	**(483,681)**	**226,441**	**(1,105,556)**
Cash and cash equivalents, beginning of the period	923,918	709,539	1,160,034	1,331,414
Cash and cash equivalents, end of the period	**$ 1,386,475**	**$ 225,858**	**$ 1,386,475**	**$ 225,858**

SURAMINA RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(In US Dollars)
(unaudited)

	San Juan Argentina	Patagonia Argentina	La Rioja Argentina	Mendoza Argentina	CVRD Argentina	Jogmec Argentina/Chile	Properties Chile	Total
Argentina and Chile								
Balance, December 31, 2006	$ 8,268,433	$ 2,706,674	$ 1,486,521	$ 1,037,668	$ -	$ 344,143	$ 142,461	$ 13,985,900
Professional fees	271,679	138,098	33,386	41,593	122,440	77,090	7,165	691,451
Acquisition, permits and taxes	40,178	39,139	6,389	58,255	32,235	488,742	16,487	681,425
Transport and travel	71,902	63,164	11,917	7,976	6,436	53,666	-	215,061
Office and general	209,255	109,495	34,206	27,707	33,406	94,763	-	508,832
Technical and field staff	194,927	53,095	40,609	134	3,064	29,395	-	321,224
Geophysical, staking and maps	10,040	51,905	27,527	-	-	41,831	-	131,303
Excavation	88,075	78,347	27,939	-	16,419	44,286	-	255,066
Sampling and testing	42,734	45,336	3,971	5,154	2,164	14,815	-	114,174
Drilling	496,663	225,793	60,902	-	-	-	-	783,358
Environmental/social development	11,061	1,375	3,070	47,226	5,695	445	-	68,872
Value added and bank taxes	103,247	99,942	17,962	13,601	14,728	38,612	-	288,092
	1,539,761	905,689	267,878	201,646	236,587	883,645	23,652	4,058,858
Option payments received	(91,765)	-	-	-	(200,681)	(724,237)	-	(1,016,683)
Incurred during the period	1,447,996	905,689	267,878	201,646	35,906	159,408	23,652	3,042,175
Write-off of mineral properties			-	(32,260)	-	-	-	(32,260)
Balance, June 30, 2007	$ 9,716,429	$ 3,612,363	$ 1,754,399	$ 1,207,054	$ 35,906	$ 503,551	$ 166,113	$ 16,995,815

SURAMINA RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(Amounts expressed in US Dollars, unless otherwise indicated)
(unaudited)

1. Basis of Presentation

Suramina Resources Inc. ("Corporation") was incorporated as a federal Corporation under the Canada Business Corporations Act with unlimited share capital on April 5, 2007.

The unaudited interim consolidated financial statements of the Corporation, reflect the financial position, statements of operations and deficit and cash flows of the South American assets of Tenke Mining Corp. ("Tenke") presented under the continuity of interests basis of accounting whereby the balance sheet amounts are based on the amounts recorded by Tenke. The statements of operations include an allocation of Tenke's general and administrative expenses for each period presented. The allocation of general and administrative expenses was calculated on a reasonable basis as determined by management. No allocation has been provided with respect to the opening deficit for transactions prior to January 1, 2005. Management cautions readers of these interim consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The unaudited interim consolidated financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in the Corporation's audited consolidated financial statements for the year ended December 31, 2006, with the exception of changes in accounting policies described in note 3.

These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements included in the Joint Disclosure Booklet of Lundin Mining Corporation and Tenke as filed on SEDAR by the Corporation on July 3, 2007.

While these unaudited interim consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business, there are conditions that cast significant doubt on the validity of this assumption. As at June 30, 2007, the Corporation has working capital of $1.4 million and no sources of funding, other than Tenke. The Corporation's ability to continue as a going concern is dependent on the ability of the Corporation to raise equity financing and to attain profitable operations. If the use of the going concern assumption was not appropriate, the changes to these financial statements would be material.

2. Nature of Operations

The Corporation, together with its subsidiaries, is engaged in exploring, acquiring and developing precious and base metal properties in South America. The Corporation has wholly owned copper/gold mineral concessions and options under active exploration to acquire interests in various properties located in Argentina and Chile.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the Corporation's ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon the Corporation's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company' activities or may result in the impairment or loss of part or all of the Corporation' interest in the properties.

3. Changes in Accounting Policies

Effective January 1, 2007, the Corporation adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

(b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Corporation's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

The adoption of these new accounting standards did not impact the opening balance sheet as at January 1, 2007 or net loss for the six months ended June 30, 2007. As a result, comprehensive loss is equal to net loss and there are no other comprehensive income items to be recorded.

(Amounts expressed in US Dollars, unless otherwise indicated)

4. Owner Contributions

For the period from January 1, 2007 to June 30, 2007 owner contributions were provided by Tenke in the form of cash funding, allocation of cash costs and allocation of stock-based compensation expense as follows:

Balance, December 31, 2006	$	24,755,293
Owner cash contributions		4,113,808
Owner allocated costs:		
Cash costs		248,611
Stock-based compensation		50,163
Balance, June 30, 2007	**$**	**29,167,875**

As at June 30, 2007 there were 100 Class A shares outstanding. Subsequent to June 30, 2007, the 100 class A shares outstanding were cancelled and 60,937,329 common shares were issued pursuant to the Arrangement.

As at June 30, 2007 there were no stock options outstanding. On July 5, 2007, options to acquire 2,000,000 shares were granted with an exercise price of $0.98 per share expiring July 5, 2010.

5. Subsequent Event

On July 3, 2007, a Plan of Arrangement (the "Arrangement"), approved by shareholders on June 18, 2007, to combine the Tenke and Lundin Mining Corporation ("Lundin Mining") closed. Pursuant to the Arrangement all Tenke common shares tendered on closing were automatically exchanged on the basis of 1.73 Lundin Mining common shares for each Tenke common share.

Pursuant to the Arrangement, Tenke conveyed its South American assets and cash in the amount of $5 million to Suramina. The shares of Suramina were distributed to Tenke shareholders pursuant to the Arrangement and commenced trading on the TSX on July 5, 2007.

Second Quarter Report for the period ended June 30, 2007, filed August 14, 2007

SURAMINA RESOURCES INC.
Second Quarter Report

For the Period Ended June 30, 2007

The Board of Directors is pleased to present the following report to shareholders on the activities of Suramina Resources Inc. ("Suramina" or the "Company") during the second quarter period ended June 30, 2007.

Suramina shares began trading on the Toronto Stock Exchange under the symbol "SAX" on July 5, 2007. Initial distribution of Suramina shares was pursuant to a plan of arrangement between Lundin Mining Corporation and Tenke Mining Corp. ("Tenke") which became effective as of July 3, 2007. In accordance with the plan of arrangement, Tenke's South American assets and US $5 million cash were conveyed to Suramina and Suramina shares were distributed to Tenke shareholders on a one-for-one basis.

South American Copper/Gold Exploration

Suramina's land package in Argentina and Chile encompasses over one million hectares and covers many key prospective gold and base metal regions in the central and southern part of Argentina and central Chile.

There are 3 main types of mineralization targeted throughout the project areas:

Porphyry copper/gold mineralization
High/low sulphidation bulk tonnage disseminated copper/gold mineralization
Low sulphidation gold vein and base metal systems

The Company carries out its exploration programs primarily out of field offices in San Juan and Bariloche, Argentina and has a key operational office in Buenos Aires.

In addition, the Company has begun to evaluate properties in several other South American countries as part of an initiative to expand and diversify its copper/gold exploration activities, including several projects in Ecuador, Columbia and Chile. Suramina maintains a significant technical team on staff and additional senior staff were added to provide depth to Suramina's expanding exploration initiatives.

During the quarter, the 2007 drilling campaign was completed at the Josemaria (San Juan, Argentina), Los Helados (Region III, Chile) and Cerro Cuadrado (Santa Cruz, Argentina) projects. Data compilation and geologic interpretation continued throughout the quarter and budgets and work programs were organized for additional drilling at these and four other projects. A second phase of drilling at Cerro Cuadrado was mobilized at the end of June and will be completed in July.

Josemaria – Argentina

The Josemaria Project (earning 100%) is the Company's most advanced project in Argentina. Josemaria is located in San Juan Province, northwest Argentina, at elevations ranging from 3,900 to 4,700 metres above sea level.

Mineralization at Josemaría is controlled by the interaction of regional NNE and WNW fracture systems, and hosted in andesitic to dacitic volcanic units of middle Tertiary age. Characteristic minerals are pyrite, chalcopyrite and bornite, disseminated and in quartz veinlets.

Based on 13,697 metres of reverse circulation and diamond drilling at the project, Josemaria has an inferred resource of 374 million tonnes at 0.40% TCu and 0.29 g/t Au at a 0.30% Cu cutoff. Reference is made to the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min.

Eng., MSc. (the "Josemaria Project Report"), in accordance with NI 43-101, a copy of which is available on SEDAR at www.sedar.com.

Since then, significant additional drilling was carried out on the project. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource.

An update of the NI 43-101 mineralized resource will be completed over the next few months and initial scoping evaluations will be performed.

Cerro Cuadrado – Santa Cruz Province, Argentina

Cerro Cuadrado (100% interest) is a poly-metallic epithermal vein-breccia system first discovered by Tenke in 2004 during a reconnaissance program on several gold target areas in Santa Cruz province in southern Argentina. The project which has returned high grade silver values from a first phase of drilling is located along a Jurassic volcanic trend referred to as the El Bagual Belt. The country rocks are similar in age and composition to those of the Jurassic Chon Aike Volcanics which host the Cerro Vanguardia gold/silver vein system as well as other advanced projects in the same geological region. Precious and base metal mineralized intervals are associated with epithermal-mesothermal vein-breccia systems with isolated outcrops.

In late 2006, Tenke carried out an extensive sampling and mapping program on the property which outlined a sizeable target area. Mineralization occurs over a strike length exceeding 6 kilometres with widths averaging 1.5 metres and up to 7 metres. Channel samples averaged 130 grams per tonne silver from 250 samples. Tenke followed up on these results with an initial scout drilling program comprising approximately 546 metres of core drilling in seven holes. Suramina is now developing an expanded exploration program based on the positive results received including geophysics and detailed mapping as a basis for the next phase of drilling scheduled for the third quarter.

Los Helados – Region III, Chile

Los Helados (60% interest) is a new copper/gold/molybdenum porphyry discovery in Region III, Chile just east of Copiapo. The project is part of the JOGMEC Vicuna region joint venture land package, which straddles the Argentina-Chile boundary and in which JOGMEC is earning a 40% interest. Los Helados lies several kilometres due south of the Caserones (formerly known as Regalito) project.

Geologically, the project area comprises Permo-Triassic granitoids that host a sequence of Cretaceous to Upper Tertiary intrusives which have resulted in extensive alteration zones with different degrees of alteration-mineralization models, all related to calkaline series of porphyries.

At Los Helados, a large geochemical anomaly (2.5 x 1.5 kilometres) has been defined by surface mapping and sampling showing overlapping Cu, Au and Mo talus values. This large geochemical anomaly also corresponds with a significant geophysical anomaly, both in ground magnetics and chargeability-conductivity which was the focus of an initial seven hole, 1,670 metre RC drill program during the recently completed high-Andes 2006/2007 exploration season (October – May).

Results of this first phase of drilling have indicated a large porphyry system with overlying epithermal zones. Mineralization and alteration are similar to the assemblages found at the Josemaria project several kilometers to the east. Further drilling is planned later this year for the Los Helados project.

General

The Board of Directors of Suramina will comprise:

Lukas Lundin, Chairman
Paul Conibear, President
Mats Carlsson
John Craig
Lee Graber
William Rand

The second quarter period marked the beginning of a new mineral exploration company. The Company has a strong management team with many years of successful exploration experience in South America and a growing, solid portfolio of assets covering key prospective areas in Argentina and Chile. Suramina is looking forward to great success in its upcoming drill programs.

On behalf of the Board

(signed) Paul K. Conibear
President
27 July 2007

Form 52-109F2 – Certification of Interim Filings – CEO, filed August 14, 2007





FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Paul K. Conibear, President and Chief Executive Officer of Suramina Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Suramina Resources Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

/s/ Paul K. Conibear

Paul K. Conibear
President and Chief Executive Officer
Ssuramina Resources Inc.

885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Form 52-109F2 – Certification of Interim Filings – CFO, filed August 14, 2007



FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wanda Lee, Chief Financial Officer of Suramina Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Suramina Resources Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

/s/ Wanda Lee

Wanda Lee
Chief Financial Officer
Ssuramina Resources Inc.

885 West Georgia St.
Suite 2101
Vancouver, BC
V6C 3E8

Tel: 604 689 7842
Fax: 604 689 4250
suramina.com
info@suramina.com

Management's Discussion and Analysis for the six months ended June 30, 2007,
filed August 14, 2007

SURAMINA RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Amounts expressed in U.S. Dollars unless otherwise indicated)
SIX MONTHS ENDED JUNE 30, 2007



OVERVIEW

On April 11, 2007, Tenke Mining Corp. ("Tenke") and Lundin Mining Corp. ("Lundin Mining") announced a Plan of Arrangement (the "Arrangement"), whereby Tenke was subsequently divided into two separate companies. Tenke conveyed its South American copper and gold exploration assets and cash in the amount of $5 million to a newly-incorporated wholly-owned subsidiary, Suramina Resources Inc. (the "Corporation" or "Suramina"). The shares of Suramina were distributed to Tenke shareholders, with the exception of dissenting shareholders, pursuant to the Arrangement and upon completion, Tenke continued to hold its interests in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo. For additional information please refer to the section in this Management discussion and analysis of the results of operations and financial condition ("MD&A") titled *Plan of Arrangement*.

The following ("MD&A") for Suramina should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and the audited annual consolidated financial statements and related notes thereto for the year ended December 31, 2006. The audited annual consolidated financial statements and related notes thereto for the year ended December 31, 2006 may be found on SEDAR within the Joint Disclosure Booklet of Lundin Mining Corporation and Tenke as filed by Suramina on July 3, 2007.

The financial information in this MD&A is derived from the Corporation's consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles.

Additional information about Tenke and its business activities, including the business activities of Suramina Resources ("Suramina"), and the Arrangement is available on SEDAR at www.sedar.com.

The effective date of this MD&A is August 9, 2007.

PLAN OF ARRANGEMENT

The Arrangement was approved by both the shareholders of Tenke and Lundin Mining on June 18, 2007 and closed on July 3, 2007. At closing, all Tenke common shares tendered were automatically exchanged on the basis of 1.73 Lundin Mining common shares and $0.001 in cash for each Tenke common share. The consideration to Tenke shareholders pursuant to the Arrangement represents a 31.2% premium over Tenke's 20 day volume weighted average trading price as at April 10, 2007 based on Lundin Mining's 20 day volume weighted average trading price on the TSX of Cdn$13.51 per share. Lundin Mining shareholders continue to hold their existing number of common shares.

Pursuant to the Arrangement, Tenke conveyed its South American copper and gold exploration assets and cash in the amount of $5 million to Suramina and the shares of Suramina were distributed to Tenke shareholders. The common shares of Suramina were listed under the TSX trading symbol "SAX" and began trading on July 5, 2007.

SUMMARY FINANCIAL INFORMATION

As at	**Jun 30, 2007**	**Dec 31, 2006**
Balance Sheets (in thousands)		
Cash and cash equivalents	$ 1,386	$ 1,160
Mineral properties and related expenditures	$ 16,996	$ 13,986
Total assets	$ 19,183	$ 16,239
Long-term liabilities	$ -	$ -

	For the Three Months Ended		**For the Six Months Ended**	
	Jun 30, 2007	**Jun 30, 2006**	**Jun 30, 2007**	**Jun 30, 2006**
Statements of Loss (in thousands)				
Revenue	$ -	$ -	$ -	$ -
Expenses	$ 417	$ 266	$ 838	$ 411
Other expense (income)	$ 80	$ (5)	$ 98	$ 94
Loss for the period	$ 497	$ 261	$ 936	$ 505
Loss per share	n/a *	n/a *	n/a *	n/a *

* As at June 30, 2007, Suramina had 100 class A common shares outstanding. Subsequent to June 30, 2007, the 100 class A shares outstanding were cancelled and 60,937,329 common shares were issued to the shareholders of Tenke, pursuant to the Agreement. Accordingly, at June 30, 2007 the loss per share information is not meaningful to the readers of the interim financial statements.

MINERAL PROPERTIES

The following discussion of mineral property activities is presented under the continuity of interests basis; whereby the mineral properties of Tenke are discussed as if they had always been subject to the exploration plans of Suramina and as if the costs had been incurred by Suramina.

As a result of the Arrangement, Suramina has a large holding of gold and base metal properties under exploration in Argentina and to a lesser extent in Chile. The prime areas of focus are copper/gold exploration properties in San Juan province, in areas in Chile directly across the border from certain of the Corporation's Argentine properties and a high grade silver project in Patagonia. The Corporation currently has more than 75 staff and contracted personnel working primarily out of field offices in San Juan and Bariloche, Argentina to support the exploration activities in these key regions. During the six months ended June 30, 2007, the Corporation expended a total of approximately $4.1 million on the various properties. These expenditures included option payments, mapping, sampling, drilling and analysis.

Highlights of work on active projects during the second quarter of 2007 are as follows:

Josemaria and Batidero Projects

During the second quarter of 2007, additional step out and infill drilling was completed, pursuing the north and west expansion of the resource base. Drilling was also conducted to test magnetic anomalies to the northwest of Josemaria.

Los Helados Project

During the second quarter of 2007 a seven hole first phase of RC drilling as part of the joint venture founded by Japanese partners, JOGMEC was completed and data analysis started.

Las Flechas Project

During the three months ended June 30, 2007, ongoing surface exploration and geophysics work continued at two different Las Flechas targets led by Joint Venture and funding partner Companhia Vale do Rio Doce ("CVRD") as operator.

TNR Gold Corp. ("TNR") Northern Properties

During the three months ended June 30, 2007, geological sampling on several properties was carried out within the TNR Northern Property package of mineral concessions which form part of the CVRD agreement, in particular Risuko, Caserones and Miranda properties.

Cerro Cuadrado Project

A first phase of drilling was conducted consisting of seven core holes in the first quarter 2007. During the second quarter of 2007 analysis of the first phase drilling results was prepared in preparation for a second phase of drilling during the third quarter of 2007.

Papagallos Project and Paramillos Project

During the six months ended June 30, 2007, no work was conducted on the Papagallos Project pending resolution with Mendoza Provincial authorities over a disputed park boundary which was unilaterally extended over top of the project.

No work was conducted on the Paramillos Project during the second quarter of 2007 as force majeure has been declared on the property by the Corporation due to exploration permit blockages by the Mendoza Provincial authorities and other parties. Work will be suspended until the situation is resolved.

Elisa Property

During the quarter ended June 30, 2007, no work was conducted due to the current policies of the Mendoza government toward mineral exploration.

RESULTS OF OPERATIONS

The interim consolidated financial statements of Suramina reflect the financial position, statements of operations and deficit and cash flows of the South American assets of Tenke presented under the continuity of interests basis of accounting whereby the balance sheet amounts are based on the amounts recorded by Tenke. The statements of operations include an allocation of Tenke's general and administrative expenses for each period presented. The allocation of general and administrative expenses was calculated on a reasonable basis as determined by management. No allocation has been provided with respect to the opening deficit for transactions prior to January 1, 2005. Management cautions readers of these interim consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The Corporation's net loss for the three months ended June 30, 2007 was $497,000 compared with a net loss of $261,000 for the same period in 2006. This increase in net loss was primarily due to a higher level of general exploration and property investigation in 2007 compared with 2006.

For the six months ended June 30, 2007 the Corporation's net loss was $936,000 compared with a net loss of $505,000 for the same period in 2006. The increase in net loss was also primarily due to increased project investigation costs.

The losses are a reflection of the Corporation's status as non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Statements of Cash Flows (in thousands)				
Cash flows from (used in) operating activities	$ (183)	$ (1,367)	$ (481)	$ (692)
Cash flows from (used in) investing activities	(1,225)	(763)	(3,624)	(3,980)
Cash flows from financing activities	1,875	1,630	4,362	3,660
Effect of exchange rate on cash and cash equivalents	(4)	15	(31)	(94)
Increase (decrease) in cash and cash equivalents	463	(484)	226	(1,106)
Cash and cash equivalents, end of period	$ 1,386	$ 226	$ 1,386	$ 226

Net cash used in operating activities was $183,000 for the three months ended June 30, 2007 and consisted mainly of the loss from operations of $497,000 adjusted for the impact of non-cash items and changes in non-cash working capital items. This compares with net cash used in operating activities of $1,367,000 for the three months ended June 30, 2006.

Net cash used in operating activities for the six months ended June 30, 2007 was $481,000 compared with net cash used in operating activities of $692,000 for the same period in 2006.

Net cash used in investing activities is primarily related to capitalized exploration expenditures on all of Suramina's projects in Argentina and Chile. Net cash used in investing activities for the three months ended June 30, 2007 was $1,225,000 compared with $763,000 for the same period in 2006. Net cash used in investing activities for the six months ended June 30, 2006 was $3,624,000 compared with $3,980,000 in 2006.

Net cash provided by financing activities relates solely to owner contributions from Tenke. Net cash provided by financing activities for the three months ended June 30, 2007 totaled $1,875,000 compared with $1,630,000 for the same period in 2006. Net cash provided by financing activities for the six months ended June 30, 2006 was $4,362,000 compared with $3,660,000 for the same period in 2006.

At June 30, 2007, Suramina had cash and cash equivalents of $1,386,000 compared with $1,160,000 at December 31, 2006. Upon closing of the Arrangement, Suramina was conveyed $5 million from Tenke. Suramina has no sources of funding and Suramina's ability to continue as a going concern is dependent on the ability of the business to raise equity financing and to attain profitable operations.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, Suramina adopted new accounting standards issued by the Canadian Institute of Chartered Accountants: Section 1530, *Comprehensive Income* and Section 3855, *Financial Instruments – Recognition and Measurement.*

Section 1530 – Comprehensive Income - Comprehensive income is the change in the net assets of the business that results from transactions, events and circumstances from sources other than the shareholders of the business and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available for-sale investments. Other comprehensive income refers to items which are included in comprehensive income that are not included in net income until realized. Amounts initially recognized in other comprehensive income are reclassified to earnings when realized or impaired.

Section 3855 – Financial Instruments – Recognition and Measurement - Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses initially recorded in other comprehensive income or loss.

The adoption of these new accounting standards did not impact the opening balance sheet as at January 1, 2007 or net earnings for the six months ended June 30, 2007. As a result, comprehensive loss is equal to net loss and there are no other comprehensive income items to be recorded.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2006 include a summary of Suramina's significant accounting policies. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Mining Properties and Related Expenditures

Mineral properties and related expenditures are carried at cost. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off. Option payments received and cost reimbursements receivable pursuant to terms of option agreements have been applied against project expenditures.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon Suramina's ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon Suramina's ability to dispose of its interests on an advantageous basis. Management assesses the recoverability of individual mineral properties when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If estimated future non-discounted cash flows, using management's estimates of forward prices and the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

Although Suramina has taken steps to verify the title to the mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

Income Taxes

As at June 30, 2007 the transfer of assets to Suramina had not occurred. After the execution of the transfer in accordance with the Arrangement, the final tax basis of assets and liabilities will be established. Suramina will account for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and for losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized will be limited to the amount of the benefit that is more likely than not to be realized.

OUTSTANDING SHARE DATA

As at August 9, 2007, Suramina had 60,937,329 common shares outstanding.

FINANCIAL INSTRUMENTS

Suramina's financial instruments consist of cash, accounts receivable and accounts payable and accrued liabilities. The carrying values of Suramina's financial instruments approximate their fair values due to the short term nature of these instruments.

Suramina is exposed to currency exchange rate risks to the extent of its foreign activities in Argentina and Chile. Suramina does not hedge its exposure to fluctuations in the related exchange rates; however, Suramina maintains a significant portion of its cash and cash equivalents in local currencies.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the six months ended June 30, 2007, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. Suramina will attempt to mitigate its exploration risk by maintaining a diversified project portfolio that includes several metal commodity targets in a number of geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk

Suramina's portfolios of properties and investments will have exposure to copper, gold and silver. The prices of these metals greatly affect the value of and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of Suramina's assets at different metals prices.

Financial Markets

Suramina is dependent on the equity markets as its sole source of operating working capital and Suramina's capital resources are largely determined by the strength of the resource markets and by the status of Suramina's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk

Exploration will be carried out in several countries, including Argentina and Chile. Each of these countries will expose Suramina to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect what will be Suramina's existing assets and operations. Real and perceived political risk in some countries may also affect Suramina's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk

Suramina will transact business in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of Suramina. Future changes in exchange rates could materially affect Suramina's results in either a positive or negative direction.

Environmental and Social Opposition Risks

Suramina will seek to operate within environmental protection standards that meet or exceed existing requirements in the countries in which Suramina will operate and Suramina will conduct its activities in accordance with high corporate social responsibility principles. Present or future laws and regulations, however, may affect Suramina's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas due to technical factors, new legislative constraints or social opposition. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk

Suramina has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing, except for a challenge on title on the Paramillos Project. The most recent pronouncements by Argentine authorities were in favour of Suramina's ownership position on the Paramillos Project.

However, the results of Suramina's investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

OFF-BALANCE SHEET AGREEMENTS

Suramina has no off-balance sheet arrangements.

OUTLOOK

The Industry

During the second quarter of 2007 stock markets maintained their strong positions as did base metals and gold prices. This was very supportive of the successful acquisition of Tenke by Lundin Mining which was substantially completed in July 2007.

South American Exploration

Within Argentina, opposition to mineral exploration and development increased with Mendoza and La Rioja coming out with increased anti-mining rhetoric, ahead of provincial and federal elections in October. This continues to affect several of the Corporation's drill-ready projects. Lobbying continues at high levels in the provincial and federal governments to deal with the barriers being experienced in certain areas. Improvements are not expected in the situation until towards year-end.

To add some diversification to our copper/gold exploration initiatives the Corporation is also aggressively pursuing new exploration assets in other South American countries on an opportunistic basis.

To date several exploration properties have been staked in Columbia and Chile. Combined with existing Argentine projects under drilling in San Juan and Santa Cruz Provinces, the remainder of the year is expected to be very active with multiple projects under exploration.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.



Early warning report, filed July 4, 2007

EARLY WARNING REPORT

The following information is filed pursuant to the provisions of National Instrument 62-103 and applicable securities legislation.

1. Name and Address of the Offeror

Ellegrove Capital Ltd. ("Ellegrove")
Suite 100, One Financial Place,
Lower Collymore Rock, St. Michael, Barbados

2. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Ellegrove, through its Joint Actors, through a Plan of Arrangement, has acquired 10,619,436 common shares of **Suramina Resources Inc.** ("Surmina") representing approximately 17% of the issued and outstanding common shares of Surmina.

3. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

After giving effect to the foregoing, Ellegrove together with its Joint Actors, will own 10,619,436 common shares, representing 17% of the issued and outstanding shares of Suramina.

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(i) **the offeror, either alone or together with any joint actors, has ownership and control;**

Ellegrove, together with its Joint Actors, has ownership and control over 10,619,436 common shares of Suramina representing approximately 17% of the outstanding common shares of Suramina.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;**

Not applicable.

5. The name of the market where the transaction or occurrence took place:

TSX, Toronto

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Ellegrove and its Joint Actors acquired the securities of Suramina for investment purposes only and not for the purpose of influencing control or direction over Suramina. Ellegrove and its Joint Actors will, however, review its holdings in Suramina from time to time and may increase or decrease its position as future circumstances dictate.

7. The general nature and the material terms of any agreement, other than lending agreements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

8. The names of any joint actors in connection with the disclosure required by this report:

Abalone Capital Ltd.
Zebra Holdings and Investments Ltd.
Lorito Holdings Ltd.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

N/A

10. Where applicable, a description of any change in any material fact set out in a report by the Offeror under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the issuer's securities:

Not applicable.

DATED this 3rd day of July, 2007.

Ellegrove Capital Ltd.

By: /s/ Mohammed Patel
Authorized Signing Officer



Press release, filed July 4, 2007

ELLEGROVE CAPITAL LTD.

Suite 100, One Financial Place, Lower Collymore Rock, St. Michael, Barbados

PRESS RELEASE

July 4, 2007...Ellegrove Capital Ltd. ("Ellegrove"), a Barbados resident company, through its joint actors, announces that it has acquired10,619,436 common shares of Suramina Resources Inc. ("Suramina"). The shares were acquired in exchange for 10,619,436 shares of Tenke Mining Corp. ("Tenke"), on the basis of one share of Suramina for each share of Tenke, following the acquisition of Tenke by Lundin Mining Corporation. The share exchange was completed through the facilities of the TSX, Toronto.

As a result of this acquisition, Ellegrove together with its joint actors, hold as at the date hereof, an aggregate of 10,619,436 common shares which aggregate holdings represent approximately 17% of the issued and outstanding shares of Suramina.

Ellegrove and its joint actors acquired the securities of Suramina for investment purposes only and not for the purpose of influencing control or direction over Suramina. Ellegrove and its joint actors will, however, review its holdings in Suramina from time to time and may increase or decrease its position as future circumstances dictate.

Ellegrove is owned by a trust whose settlor is the Estate of Adolf H. Lundin.

ELLEGROVE CAPITAL LTD.

Per:

(signed)
Authorized Representative

For further information, please contact Aksel Azrac, telephone +41 22 708 33 13

Certificate of qualified person (NI 43-101), filed July 4, 2007

Nilsson Mine Services Ltd.
Telephone: 604 465 0703
FAX:604 465 0731
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1. I am President of:

   Nilsson Mine Services Ltd.
   20263 Mountain Place
   Pitt Meadows, British Columbia
   V3Y 2T9

2. I graduated with a Bachelors degree in Geology from the Queen's University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen's University in 1990.

3. I am a member of the Association of Profession Engineers of British Columbia.

4. I have worked as a geologist and mining engineer for a total of 29 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for assembly of the report and review of the resource estimation procedures.

7. I have had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the "Josemaría Project Exploration Update, and dated 15th June, 2007 (the "Technical Report") relating to the Josemaría Project with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15th Day of June, 2007.


PROFESSIONAL
PROVINCE OF
J. W. NILSSON
BRITISH COLUMBIA
ENGINEER

John Nilsson, P.Eng.



Certificate of qualified person (NI 43-101), filed July 4, 2007


GeoSystems International, Inc.



Mario E. Rossi
GeoSystems International, Inc.
15998 Mataro Bay Ct.,
Delray Beach, FL, 33446, USA
Telephone: 561-495-8797
Fax: 561-498-1262
Email: mrossi@geosysint.com

CERTIFICATE of AUTHOR

I, Mario E. Rossi, Min. Eng., MSc, do hereby certify that:

1. I am Principal Geostatistician of:
   GeoSystems International, Inc
   15998 Mataro Bay Ct
   Delray Beach, Florida, USA,
   33446.
2. I graduated with a Master of Science degree in geostatistics from Stanford University, California, USA, in 1988. In addition, I have obtained a Mining Engineering degree from the University of San Juan, Argentina, in 1985.
3. I am a member of the Canadian Institute of Mining and Metallurgy (CIMM), a fellow of the Australian Institute of Mining and Metallurgy (AusIMM, Australia), a member of the Society of Mining Engineers (SME, USA), a member of the International Association of Mathematical Geology (IAMG), and a member of the Geological Society of America (GSA).
4. I have worked as a geostatistician for a total of 16 years since my graduation from university, and as a mining engineer for an additional 2 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of Section 16 of the technical report titled Josemaría Project Exploration Update, and dated 15th June, 2007 (the "Technical Report") relating to the Josemaría Project. I visited the Josemaría property on November, 2006 for 3 days.
7. I have had no prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 15th Day of June, 2007.

Mario E. Rossi



Consent of qualified person (NI 43-101), filed July 4, 2007



FILED BY SEDAR

July 3, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Suramina Resources Ltd.

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of John P. Nilsson, P. Eng., of Nilsson Mine Services Ltd. to the public filing of the report entitled "Exploration Update for the Josemaria Project, San Juan Province, Argentina" dated June 15, 2007 with the securities regulatory authorities referred to above.

Sincerely,

John Nilsson



Consent of qualified person (NI 43-101), filed July 4, 2007

FILED BY SEDAR

July 3, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Suramina Resources Ltd.

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Mario E. Rossi, M. Sc., Min. Eng., of GeoSystems International, Inc. to the public filing of the report entitled "Exploration Update for the Josemaria Project, San Juan Province, Argentina" dated June 15, 2007 with the securities regulatory authorities referred to above.

Sincerely,

Mario Rossi

Technical report (NI 43-101), filed July 4, 2007



Exploration Update for the Josemaría Project, San Juan Province, Argentina

Prepared for

Suramina Resources Inc.

2101 - 885 West Georgia St

Vancouver, British Columbia, V6C 3E8

Canada

Report by

John Nilsson P. Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, British Columbia, V3Y 2T9
Canada

and

Mario Rossi M.Sc.
Geosystems International
15998 Mataro Bay Ct.
Delray Beach, Florida, USA 33446

June 15, 2007

NMS – Nilsson Mine Services Ltd.

GeoSystems International

TABLE OF CONTENTS

TABLES

FIGURES

FIGURES - Continued

1.0 Summary

The Josemaría Project is located near the northern limits of Iglesia Department, in northern San Juan province, western Argentina approximately 10 km from the Chilean border. The nearest settlement is Guandacol located 200 km to the south-east by gravel road. The property falls within the Cordillera Frontal along the eastern flank of the Andes and is underlain by Permian-Triassic batholithic rocks correlative with the Choiyoi Formation and Tertiary volcanics correlative with the Doña Ana Group. These volcanics are intruded by what are believed to be Miocene porphyries of quartz-diorite composition. Some porphyry intrusives are obscured by later volcanic cover and unaltered volcanics brought in contact by low angle faults truncating the top of the mineralized intrusive.

The property is in the southern extension of the Maricunga Belt and in the northern continuation of the El Indio belt. It is currently being explored for porphyry copper-molybdenum-gold systems. Prospective features indicative of a Maricunga-style Cu-Mo-Au enriched porphyry system have been identified on the property. The Maricunga belt is an important Cu-Au district in northern Chile containing the deposits of Refugio, Aldebaran, Escondida, Lobo Marte and La Coipa among others. Surface sampling during the 2002/2003 season established an area of approximately 400 x 400 m with coincident Cu-Mo-Au geochemistry. Ground magnetic data and IP-resistivity was also useful in creating a geological model and targeting drilling. Ten reverse circulation holes (3,475 m) completed during the 2003/2004 season were responsible for the original discovery of the Josemaria porphyry deposit. A second phase of drilling of 15 reverse circulation holes (7,822 m) and 5 diamond drill core holes (2,406 m) was performed in the 2004/2005 season to establish depth and size to this prospect and to provide sufficient data for an initial resource calculation. Based on 13,697 m of reverse circulation and diamond drilling at the project Jose Maria has an inferred resource of 374 million tonnes at 0.40% Cu and 0.29 g/t Au at a 0.30% Cu cutoff. This estimate was the subject of an earlier technical report entitled "***Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina***" dated January 23, 2006 prepared by John Nilsson P.Eng. and Mario Rossi M.Sc. Tenke Mining Corp ("Tenke") is pursuing an exploration program using similar methods to those that located the Vicuña prospect.

Tenke has an option to acquire 100% ownership of Josemaría which will be completed in 2009. Josemaría is adjacent to Batidero, another mineral prospect held jointly (75% Tenke, 25% TNR) by Tenke and TNR Gold Corp. ("TNR"). Josemaría and Batidero together form part of an emerging trend of prospective porphyry and epithermal systems. The Batidero prospect, immediately to the south of Josemaría is also being explored by Tenke and the Josemaría system of intrusives which appears to follow a WNW – ESE trend may extend onto Batidero.

A technical report entitled "***Summary Report for the Josemaria-Batidero Project***" was prepared by Cyberquest Geoscience Ltd., April 20, 2005. The "***Preliminary Resource Estimate for the Josemaria Project***" restated much of the reporting of exploration work from the April technical report conducted during the 2002/2003 and 2003/2004 seasons and then expanded on the description of exploration

drilling work conducted during the 2004/2005 season.

The purpose of this technical report is to provide an update of exploration activities at Jose Maria for the 2005/2006 and 2006/2007 field seasons including petrology studies, drill programs and geophysical surveys.

2.0 Introduction and Terms of Reference

Nilsson Mine Services Ltd. (NMS) and Geosystems International (GSI) have been commissioned by Tenke Mining Corp. in conjunction with Suramina Resources Inc. to prepare a Technical Report summarizing exploration progress for the 2005/2006 and 2006/2007 field seasons at the Josemaría Project in San Juan Province, Argentina. This summary report has been written to conform with National Instrument 43-101. In doing so the authors have relied on the earlier technical report entitled "***Summary Report for the Joesemaria – Batidero Project***" by John Harrop, P.Geo. The Harrop report was prepared to provide a description of the property, geology and exploration history of the deposit up to April 2005. Sections 4.0 through 13.0 of this report are largely reproduced from Harrop with additions based upon work undertaken in the later field seasons.

Mario Rossi Principal Geostatistician of Geosystems International undertook a site visit to Argentina during the week of November 21, 2005 during which time he reviewed geological data in the San Juan offices of Desarrollo de Prospectos Mineros S.A. ("Deprominsa") an Argentine subsidiary of Tenke and Compañia Minera Solitario Argentina S.A. ("Solitario") a corresponding subsidiary of TNR Gold Corp, visited the sample preparation laboratory of ALS Chemex in Mendoza used by the project and visited the subject property. The authors have not supervised any field operations or otherwise been involved in the management of the project.

This report has relied on reports (Tenke, 2003), (Achem et al, 2004) and (Tenke, 2005), various maps, notes and graphics provided by Tenke as primary sources on the Josemaría project and contains many excerpts from these reports. As in the Harrop report, due to the frequency of references to these reports they are not usually cited specifically.

3.0 Disclaimer

The content of this report is largely based on material supplied primarily by Desarrollo de Prospectos Mineros S.A. ("Deprominsa") an Argentine subsidiary of Tenke Mining Corp., project and exploration management geologists of Deprominsa and to a lesser extent by material supplied by Compañia Minera Solitario Argentina S.A. ("Solitario"). The content of the material provided is believed to be accurate and complete.

The authors have not had the legal status of mineral claims formally verified and rely on communication from management with respect to reporting of mineral title in this report. Drill hole assay data has been spot checked against original certificates and original copies of many documents were reviewed in San Juan.

4.0 Property Description and Location

The underlying owner of the Josemaría property is Sr. Juan Demetrio Lirio of San Juan, Argentina through two manifestaciones (Josemaría 1 and Josemaría 2), which cover an area of approximately 2831 ha. Tenke is acquiring 100% ownership of the property through payments totaling US$790,000 between 2003 and 2009. A final payment of US$2,000,000 will occur after the second year of mine production. In addition, an NSR royalty of 0.5% will be due Sr. Lirio and a royalty of 1-3% NSR will be due to the province of San Juan. The original cateos were expanded to cover ground left open when the adjacent property, Batidero, was reduced and were converted to manifestaciones in June 2004. The authors believe the property is in legal good standing, with all administrative applications and reports in order. Mining or exploration fees have been paid, and environmental reports have been presented and a visual inspection of the property has been conducted by the government.

The property is located near the northern limits of Iglesia Department, in northern San Juan province, northwest Argentina, at elevations ranging from 4000 to 4900 m.a.s.l.. Gauss Krüger Campo Inchauspe (GKCI) coordinates for the approximate centre of the main prospect are 2,446,350E 6,855,300N falling within the topographic sheet Pastillos (2969-I). Unless otherwise stated, coordinates given in this report or on attached maps and diagrams are in GKCI Zone 2 (see description of Argentine National Grid System below).

Within the project area, positional data is based on measurements taken by hand held GPS and by reference to digital and paper topographic sources. Small local distances were calculated using azimuth/distance measurements. Although no field assessment of positional error was available, absolute positional data is believed to be within 10 m under best conditions and may be as low as 100m under less ideal conditions. Relative positional data is believed to be significantly more accurate, facilitated by the open nature of the terrane. Spatial data for the 2002/2003 to 2006/2007 seasons has been managed in a MapInfo GIS. Spatial data provided for Josemaría-Batidero was also managed in MapInfo GIS.

Table 4.1 Mineral Property

Manifestacion Name	File	Dated	Size
Josemaría 1	414280-L-2004	1 June 2004	1328 ha
Josemaría 2	414281-L-2004	1 June 2004	1503 ha
Batidero I	425066-C-2001	20 March 2001	2656 ha
Batidero II	425065-C-2001	20 March 2001	2387 ha

Argentine National Grid System

Grids are coordinate systems used to reference locations in field notes and on maps. They are usually a rectangular system (Cartesian) of easting and northing values measured in these directions from the grid origin that defines a unique location for every different pair of coordinates. The geographic coordinate system is the well known system of latitude and longitude where meridians (north-south lines of longitude) and parallels (east-west lines of latitude) are measured in degrees. This system uses angles to measure location and is not Cartesian. This characteristic makes the geographic coordinate system more difficult to use in many applications. Many other grid coordinate systems have been developed.

Maps of small areas that do not need to account for the curvature of the earth or irregularities in its shape are based on simple, *non-earth,* orthogonal coordinate systems. These are usually called local grids and are commonly used for geoscience data collection. A local grid may be oriented arbitrarily and the conversion from local grid coordinates to a national or regional grid is simply treated as a shift and rotate operation.

National and regional grid systems and their associated maps that are based on the earth's shape require three components in their definition: a projection, an ellipsoid and a datum. All three should be specified or the coordinates in report or map may be ambiguous. Frequently a datum infers a specific ellipsoid which is not necessarily mentioned. A **projection** is a mathematical method for converting the curved surface of the earth to a flat surface. The **ellipsoid** is the shape of the earth's globe used in the projection calculation. The **datum** forms the location(s) where the ellipsoid is fixed to specific geographic locations and from which the grid is measured or surveyed.

The Argentine National Grid System (**Gauss-Krüger Campo Inchauspe** or GKCI) uses the Gauss-Krüger (also known as Transverse Mercator or TM) projection and is based on the Campo Inchauspe datum which uses the International 1924 (also known as Hayford) ellipsoid. (Note the Universal Transverse Mercator projection, UTM, is **not** identical to the TM projection.) Argentina is divided into six zones which, similar to UTM zones, are north-south slices centred on 72°, 69°, 66,° 63°, 60° and 57° W longitude. Unlike UTM which effectively has two meridians of zero scale distortion, in Gauss-Krüger only the central meridian has zero scale distortion. Unlike UTM where the easting offset is always 500,000 m, each zone in the Gauss-Krüger Campo Inchauspe system has a different offset to remove coordinate ambiguity between zones. Zone 1 has an easting offset of 1,500,000 m with each successive zone adding 1,000,000 m to the offset. Consequently, grid coordinates are often quoted without explicitly specifying the zone as would normally be done with UTM coordinates.

A new datum named POSGAR is currently being introduced. This datum uses the WGS84 ellipsoid and has already become common in some provinces.

Categories of Mineral Rights in Argentina

In Argentina, mineral rights are acquired by application to the government through a system based entirely on paper staking. A mineral property may go through several stages of classification during its lifetime. This begins with a **Cateo** (exploration permit). Once an application for a Cateo has been made any mineral discoveries made by third parties belong to the Cateo applicant. A Cateo consists of one to twenty units – each unit being 500 ha in size. A fee, calculated per hectare, is required within five days of the Cateos approval. The term of a Cateo, the length of which varies based on size, begins 30 days after approval. A Cateo of one unit has a duration of 150 days and for each additional unit its duration is increased by an additional 50 days. An additional requirement is that larger Cateos must reduce in size at certain times. At 300 days after approval, half of the area in excess of four units must be relinquished. At 700 days after approval, half of the remaining area must be relinquished.

To move to the next stage the Cateo holder must apply within the term of the Cateo by reporting a mineral discovery. Upon approval this will result in a **Manifestacion de Descubrimiento** or mining rights for an area up to 3,000 ha. Once this is approved the holder may conduct a Mensura or legal survey to apply for a **Mina** or mining lease. The property will generally stay in the Manifestacion stage until a mineral resource has been defined.


GeoSystems International


REPUBLICA DE CHILE
PROVINCIA DE LA RIOJA
IGLESIA
JACHAL
VALLE FERTIL
CALINGASTA
ULLUM
ALBARDON
ANGACO
CAUCETE
SAN MARTIN
ZONDA
SARMIENTO
25 DE MAYO
PROVINCIA DE MENDOZA
PROV. DE SAN LUIS
LEGEND
FIGURE N° 1
LOCATION MAP

Figure 4.1 Location Map


GeoSystems International


REGALITO
LA RIOJA
LOS HELADOS
(LIMITE PROPERTIES)
LA CHOLA
SILLIMANITA
BATIDERO
VICUÑA
CHILE
ARGENTINA
RANCHILLOS
LA BREA
EL MORRO
LA FORTUNA
LAS FLECHAS
(PROPERTIES)
0
10
20
kilometers
NIETO
(NIETO PROPERTIES)
SAN JUAN

Figure 4.2 Property General Location Map


REGALITO
LA RIOJA
LOS HELADOS
(LIMITE PROPERTIES)
LA CHOLA
SILLIMANITA
BATIDERO
VICUNA
CHILE
RANCHILLOS

Figure 4.3 Northern Property Enlargement


RANCHILLOS
LA BREA
EL MORRO
LA FORTUNA
LAS FLECHAS
PROPERTIES
NIETO
(NIETO PROPERTIES)
SAN JUAN
0
10
20
kilometers

Figure 4.4 Southern Property Enlargement


GeoSystems International

5.0 Access, Infrastructure, Climate and Physiography

Exploration field personnel and support for the Josemaría and Batidero claims are hosted in a permanent camp located near the southern edge of the Batidero claims slightly above 4000 m in elevation. The Batidero camp, shown in the figure below, currently comfortably hosts about 70 personnel. Logistic support is based out of the city of San Juan which is approximately 10 hours drive from the Batidero Camp by four wheel drive pick-up. The city of San Juan is the capital of its provincial namesake and has a domestic airport with scheduled flights to Buenos Aires and other Argentine cities. Two hours drive to the south of San Juan is the city of Mendoza which has an international airport with flights to Santiago and elsewhere. The Josemaría area is accessed from San Juan by major provincial highways north through San Jose de Jachal to the town of Guandacol (in La Rioja province) and from there by approximately 150 km of regional unpaved roads and trails.


Carpas Grandes
Carpas Medianas
Modulos Habitacionales del Staff

Figure 5.1 Josemaría Camp Facilities


GeoSystems International

The climate is dry to arid and temperate to cold, with sparse rain during the summer and snowfall during the winter (May through August). There is little or no vegetative cover which results in significant overland flow when rainfall does occur and broad alluvial floodplains on drainages of any significance. Despite the barren, unvegetated landscape there is a substantial supply of water in many drainages and there is no difficulty in locating sufficient water to support drilling. Short haul water trucks are used for several 100 m lift to the drill sites. Quebradas contain ephemeral creeks which converge into two more permanent, easterly draining arroyos – Batidero on the North. The northern border of the property is Rio Blanco which is also the border between San Juan and La Rioja provinces. Fieldwork activities are generally confined to the spring and summer months between mid-October and early May.

Figure 5.2 Josemaría, view from the North across the Río Blanco valley


GeoSystems International

Elevations at Josemaría vary from below 4000 m to approximately 5000 m. Operating an exploration program at these elevations is challenging, requiring an experienced crew and appropriate support. Terrane varies from broad flat alluvial planes 1 km or more wide, to rounded ridges and peaks with varying steepness. Colluvial cover thickens on lower slopes and in places fresh outcrop is difficult to locate. Some cliff faces exist, but in other areas outcrop is scarce.

6.0 History

Prior to 2001 there is no known history of mineral exploration fieldwork or mining on the Josemaría property other than several regional prospecting programs conducted during the 1990s that probably collected talus or drainage samples representing parts of the subject property. It was the activity of various mining companies in the area during the early 1990's that motivated Sr. Lirio and his family to acquire mineral rights to various areas adjacent to other claims. Josemaría was one of these acquisitions of the Lirio family.

The Andes, with their highly exposed outcrop and regolith, are well suited to the application of satellite or aircraft borne remote sensing of alteration minerals associated with prospective exploration targets. Based on analysis of LANDSAT imagery, a large area with spectral response characteristics of hydrothermal alteration was identified in what is now the Batidero cateos. Subsequently, in 1993, Solitario acquired rights to this ground. At this time the claims were named ***Cateo 17*** and the project was known as ***Arroyo Batidero***. During 1994 a small amount of follow up prospecting work was conducted on the claims.


Josemaria
Batidero

Figure 6.1 Josemaria and Batidero claims with talus sampling by year to 2005


GeoSystems International

In 1998 Toscana Resources Ltd, (later TNR Resources Ltd and now TNR Gold Corp) took over Solitario and with it acquired a number of properties, including Batidero.

The next phase of exploration began in 2000 when Solitario entered into a joint venture agreement with Barrick Exploraciones de Argentina S.A. (BEASA) to explore Solitario's mineral properties in the Valle de Cura region and the Macho Muerto District. For the purposes of this agreement, CSMA and BEASA created Compañia Minera San Juan S.A. (CMSJ) into which the mining leases (Cateos and Manifestaciones) were transferred. In 2001, on the completion of the agreement, CMSJ was dissolved and the properties returned to Solitario.

In June 2002, the parent company of Solitario (then called TNR Resource Ltd) signed an option agreement with Tenke Mining Corp. Operating through its Argentine subsidiary, Deprominsa, Tenke is in its third season of exploration on the Josemaría and Batidero properties which are now jointly conducted as the Josemaría project. Tenke is in the final stages of earning its 75% interest in Batidero. During the 2002/2003 season Deprominsa began a compilation of geological data on Batidero and adjacent areas which drew their attention NW from Batidero and resulted in the discovery of Josemaría. While Solitario's original interest in the area had focused on the potential for epithermal gold veins, Deprominsa was also interested in the potential for Cu-Mo-Au porphyry systems.

Five field seasons have been completed by Tenke that include significant work at the Josemaría Project.

Work during the 2002/2003 field season was a component of a larger program at the Batidero property. The grid established on Josemaría is a continuation of the grid used on Batidero. Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property and 16.68 km of CSAMT was surveyed. Two trenches, following road cuts, were sampled over 3 m intervals whenever possible. Trench 1 (T1) returned 109.2 m of 0.36 g/t Au (including 69 m of 0.408 g/t Au), 0.22% Cu (including 46.2 m of 0.34% Cu) and 57 ppm Mo while Trench 2 (T2) returned 148.5m of 0.174 g/t Au, 0.17% Cu and 11.35 ppm Mo.

The 2003/2004 field season saw further detailed mapping and talus-fines sampling. Chip sampling was almost entirely confined to trenches constructed in road cuts. Trenches T1 and T2, started during the previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4. The extension to T1 was for a total of 41 m of which 30 m averaged 0.65% Cu, 0.25 g/t Au and 53 ppm Mo. Trench T1-W over 78 m averaged 0.22% Cu, 0.43 g/t Au and 35 ppm Mo. Trench T2 was extended for approximately 79 m with 48.15 m averaging 0.30% Cu, 0.26g/t Au and 33 ppm Mo. Trench T4 runs for approximately 65 m of which 48.6 m averaged 0.28% Cu, 0.19 g/t Au and 25 ppm Mo. Trench T6 runs for 545 m over which it averages 0.27% Cu, 0.26 g/t Au and 33 ppm Mo. Trench T5 was sampled over 25 m of which 10 m returned 0.27% Cu, 0.13 g/t Au and 28 ppm Mo. A 30.45 line-km program of ground based magnetics used the existing talus sampling grid. There was a close correlation between the magnetic results and the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002/2003. An IP-resistivity program was conducted on nine lines.


GeoSystems International

A total of 3,475 m of reverse circulation drilling in ten holes discovered a significant new gold-copper mineralized zone. The discovery hole, the first hole drilled on the project, returned 280 m of 0.51 g/t Au and 0.61% Cu and was open at depth with increasing copper grades. The final hole of the season (JMR 10) returned the best intercept of the program including 350 m of 0.58 g/t Au and greater than 0.55% Cu. Nine out of ten holes focused on testing the central zone intersected significant gold and copper mineralisation. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex.

The first phase of drilling outlined a mineralized zone that extended 400 m in a north-south direction by approximately 300 m east-west along the faulted contact between an advanced argillic zone and a porphyry setting hosted in upper Tertiary volcanics and porphyritic sequences of the Doña Ana Group. The zone is within the larger main geological-geochemical anomaly that extends over an area greater than six square kilometres.

The 2004/2005 field season, consisted of geologic mapping, talus sampling and ground magnetics with the primary focus being drilling. Thirteen talus sample lines were completed to infill a number of areas at Josemaría and to extend further south onto the Batidero property. In addition, an infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Several previously unknown magnetic features along the southern edge of Josemaría and extending onto the Batidero property were located.

Twenty-one reverse circulation holes (JMRC11 – JMRC 31) totalling 11,291 m and five diamond drill holes (JMDH 01 – JMDH 05) totalling 2,405 m tested to depths of 444 m and 520 m respectively, during the second phase of drilling. The primary objective of this program was to test the continuity of the porphyry system in several different directions. Significant intercepts include: 308 m of 0.44 g/t Au and 0.52% Cu, including 24 m of 0.63 g/t Au and 0.78%Cu (JM RC-13); and 513.35 m of 0.40 g/t Au and 0.38% Cu, including 360 m of 0.44 g/t Au and 0.40% Cu including 151 m of 0.54 g/t Au and 0.46% Cu (JM DH-03). Hole JMRC 27 expanded the mineralized zone significantly to the northwest and returned 364 m of 0.47% copper and 0.34 g/t gold starting at 56 m depth. The last 36 m of this hole contained 0.90% copper and 0.40 g/t Au.

During the 2005/2006 field season, the focus of the drill program was to test the mineralized zone at depth. Two diamond drill holes were completed to a length of 850m. IP-resistivity and magnetic surveys were completed to the north of Josemaria, continuing on to the El Potro property and over the Sillimanita target.

The 2006/2007 field season included 6,092 m of RC drilling and IP-resistivity and ground magnetic geophysical surveys.

7.0 Geological Setting

Regional Geology

Josemaría is situated on the eastern flank of the Andes Mountains within the Frontal Cordillera structural province and at the southern tip of the Central Volcanic Zone. This places Josemaría within the Pampean Flat-Slab Subduction segment (Ramos et al, 2002) which lies between 27° 00' and 33° 30' S latitude. Subduction of the Nazca Plate beneath South America began to flatten approximately 20 Ma ago creating a type distinctive magmatic environment that has resulted in three significant mineralized belts: El Teniente District above the southern transition, El Indio District centrally above the widest part of the flat slab and Maricunga-Farallon Negro Districts above the northern transition (Kay and Mpodozis, 2001) and (Vila and Sillitoe, 1991).

The Frontal Cordillera was built during late Paleozoic to early Mesozoic Gondwanides orogeny. This Andean-style, subduction related orogeny was accompanied by the accretion of several minor exotic terranes. The granitic to granodioritic units of Permian-Triassic age found at Josemaría belong to this orogenic event and are probably the plutonic counterpart of the volcanics in the Choiyoi Formation (Ramos et al, 1986). During Tertiary time, magmatism related to the Andean orogeny, produced thick, widespread volcanic-volcaniclastic cover of andesitic to rhyolitic composition.



CORDILLERA FRONTAL - CORDILLERA PRINCIPAL Y VALLE DE BARREAL - IGLESIA
CENOZOICO
MESOZOICO
PALEOZOICO
HOLOCENO
PLEISTOCENO
PLIOCENO
MIOCENO
OLIGOCENO
EOCENO
PALEOCENO
SUPERIOR
INFERIOR

Figure 7.1 Regional Geology Units

The following map is excerpted from (Ragona, 1995). The map is of the northern tip of San Juan province.

Figure 7.2 Regional Geology


GeoSystems International

The immediate region of Josemaría is dominated by eastward-verging polycyclic structures from the Andean and to a lesser extent, Gondwanide orogenies. In addition, a few of the westward-verging thrust faults were formed as backthrusts. Mesozoic extensional structures still exist as N-S elongated horsts and grabens, some of which were reactivated during subsequent Cenozoic tectonic inversion. These reactivated, high angle reverse faults bring Tertiary volcaniclasitc sequences in contact with Paleozoic volcanics and batholithic scale granites Grabens have enabled the preservation of Jurassic – Eocene volcanics (Los Cuartitos and Chapitas Formations) which in turn have been intruded and/or covered by a volcanic / volcaniclastic package grouped under the name Doña Ana Group.

Lithological Units

Paleozoic

Carnerito Formation / Chollay Unit / Choiyoi Group

Carboniferous to Permian (Triassic?).
This is the oldest stratigraphic event in the area and comprises a series of granitoid intrusions, batholitic in scale, some of which have been elevated in horst blocks. Compositionally, these vary from granite to granodiorite. Radiometric age dates between 233 and 224 Ma have been reported, which identifies the intrusions as late Triassic.

Choiyoi Group (or Pastos Blancos Formation)

Permian to Triassic.
This group, sometimes identified as a formation comprises of a series of volcanics of mainly andesitic and rhyolitic composition, some of which are porphyritic. Subvolcanics and lavas commonly include pyroclastic layers. This series overlays the Paleozoic units in horst blocks. The agglomerates and pyroclastic breccias that host the hydrothermal breccias and silicified structures in the NW of the property may correspond with this unit. Intrusives that probably correspond with this group are seen as coarse textured granodiorite porphyries which intrude Paleozoic units. All outcrops encountered during reconnaissance mapping have been strongly altered and associated with the hydrothermal breccias.

Mesozoic

Los Cuartitos Formation

Upper Jurassic to Paleocene.
Reddish and violet, very fine grained sandstones of continental origin. Basaltic and andesitic flows of up to 15m thickness occur near the top of the formation. The formation is correlated with the Chilean Pircas Formation.

Chapitas Formation

The formation is a mixed sedimentary and volcaniclastic package composed of intercalated purple to reddish conglomerates, agglomerates and tuffs, superimposed on rocks of the Choiyoi or interfingered

with Jurassic units. The formation is correlated with the Chilean Grupo Purilactis.

Tertiary

Doña Ana Group

This group includes the Tillito and Escabroso Formations. The rocks are a sequence of volcanics, pyroclastics and subvolcanic intrusions varying in composition from andesite to dacite and latite, deposited in a continental magmatic arc environment during the early Miocene (between 25 and 22 Ma).

Various sources refer to the Doña Ana as either a Formation or a Group. Since usage in Tenke Mining Corp reports refer to it containing the following two formations we will consider it a group in this report.

Tillito Formation

The formation consists of coarse textured porphyritic, andesitic and dacitic flows. Plagioclase and rounded quartz phenocrysts are present. A distinctive feature is partially oxidized biotite. The formation also contains volcanoclastics mixed with agglomerates, tuffs and volcanic breccias.

Andesitic volcanic flows contain a strong penetrative foliation (N-S predominant orientation) and plagioclase phenocrysts in a greyish green groundmass. A distinctive characteristic of this unit is partly oxidized biotite.

Escabroso Formation

The formation comprises massive, fine grained tuffs with rare lithic and crystals, lapilli sized fragments. The tuff is the product of a regional scale ash fall of highly variable thickness.

Quartz diorite porphyry / Doña Ana Group

Upper Oligocene to lower Miocene.
Composition varies from quartz diorite to granodiorite and quartz monzonite. Generally fine grained, hypidiomorphic, and locally associated with magmatic and hydrothermal breccias. Horrnfels is present at many of the contacts.

Cerro de las Tórtolas Formation

Consists of a sequence of volcanics corresponding with a constructive phase of overthrusting and thickening that started in the mid-Miocene. This resulted in magmas having greater difficulty in ascending through a thickened crust of andesitic to dacitic composition. The final unit is basaltic to andesitic.

Veladero Formation

Basaltic to andesitic composition volcanics covering much of the central part of the property may be

Veladero Formation or correlative. This includes the basaltic-andesitic volcanics that unconformably overlay the quartz-diorite porphyry that hosts the Cu-Au-Mo mineralization.

Quaternary

Unassigned alluvial and colluvial material

Recent alluvial material consisting of subangular gravels and unconsolidated sands with frequent cobble and boulder size material currently fill the valleys and depressions. Much of the northern extent of Josemaría, in the Rio Blanco valley, is under colluvial material. Glacial sediments have been mapped on adjacent properties but none have been reported on Josemaría.

Property Geology

The oldest known rocks in the Josemaría area outcrop in the north and west and are medium grained granites and granodiorites believed to correspond to the Permian-Triassic Carnerito Formation of the Choiyoi Group. In the central zone area are porphyritic flows of andesite-dacite composition possibly equivalent to the Tillito Formation of the Doña Ana Group. These rocks are intruded by medium to coarse grained, porphyritic granodiorites containing phenocrysts of plagioclase, quartz and secondary biotite. In places potassium feldspar laths are visible.



Figure 7.3 Property Geology


GeoSystems International

Also in the central area are a sequence of pyroclastics of dacitic to andesitic composition positioned sub-horizontally above the andesitic flows mentioned above. Crowning the previous sequence are volcanic sequences of basaltic to andesitic composition.

Intensely silicified, hydrothermal breccias outcrop in various parts of the property. Some of these outcrops are elongated along a NNE orientation. They contain strongly silicified clasts and matrix, vugs of iron oxides and native sulphur. Near the central zone, a series of three hydrothermal breccias have been mapped forming a line spacing the breccia outcrops at 1000 m and oriented at approximately ESE. Two of the outcrops are elongate in a NNE direction and no currently mapped structural control connects the breccias. Consequently, the linear relationship of the three outcrops is either coincidental, or the result of deeper source with no surface expression. The two eastern breccia outcrops (at 7000N, 6450W and 7200N, 5300W) are also adjacent to magnetic highs.

Tectonic breccias are also reported on the property. Some of these appear to be associated with the low angle fault(s).

Toward the south is a sequence of pyroclastic andesites, fresh to sub-propylitic, in contact with a volcanic breccia containing an andesitic matrix supporting syenitic clasts.

During the 2005/2006 field season more effort was placed on petrology and property geology interpretation. Property geology terminology was formalized and the descriptions of the various lithology units are summarized in the section below.

Edad	Litologias
Qt	Basaltos y Basaltos andesiticos
	Brechas Hidrotermales Qz+Hem
Tc	Vulcanitas andesíticas/basalticas estériles
	Brechas Tectónicas
	Tobas, Vulcanitas y/o porfiriticas dacíticas con alteración Argílica Avanzada
	Porfiritas Dacíticas/Andesíticas intrusivas
	Vulcanitas porfíricas Dac/Andesíticas con alteración Fílica leve s/Propílica o Subpropílica, mineralizadas con venilleo de Sil, Hem
Pm-Tr	Vulcanitas traquíticas de la Fm Choiyoi
	Granito grueso de la Fm. Choiyoi

Table 7.1 Lithology

Basalt and Andesitic Basalt

The principal outcrops in the area occur at higher elevations at Josemaria and on the southern flank. Outcropping rocks are dark green to black in color, magnetic, with an aphanitic texture and without any observable quartz veins. This unit was not intersected in any drill hole.

Hydrothermal Breccias

Hydrothermal breccias are variable in shape and size and are characterized by a high silica content, as silica cement, and various limonites. Breccia fragments are variable in composition, size and alteration, some being characterized by advanced argillic alteration, massive silicification, and vuggy silica. Outcrops of hydrothermal breccias are aligned approximately east-west in the southern half part of the project area and have been intersected over 20 to 30 meter intervals in drill holes: JMRC14, JMRC19, JMRC20 and DDH05, with some anomalous in gold (e.g. DDH05).

Andesitic Volcanics

This unit includes volcanics with variable composition (dacitic/andesitic/basaltic volcanic breccias) that dominate the project area and are tectonically superposed on intrusive rocks and other porphyries by a low angle SW-NE fault dipping 25° to the SE. This unit is devoid of mineralization including sulfides, Cu oxides and Au. This unit is magnetic in character, has a very fine texture, very little or no alteration and with low intensity veining (without quartz). This unit is apparent in section 7400 N where it is cut by drill holes JMRC-16, JMRC-15 and JMRC-18 where it reaches approximately 90 m in the last hole (not true thickness).


GeoSystems International

This unit is in places characterized by intense, texture destructive advanced argillic alteration, silicification, sericitization, with intense quartz stockwork and pyrite veinlets. These rocks form a positive topographic expression in the western sector of the project area (called "El Dedo") and extend in a north-south direction to the Río Blanco River. The rocks are observed in holes JMRC-27, DDH-02, JMRC-03, JMRC-32, JMRC-21, JMRC-13, DDH-07 and DDH-03.

These rocks are distinctive in that they are characterized by an absence of magnetite, a totally obliterated texture, white to pale gray in color, high PRS (relative % of sulfides), with primary and secondary copper sulphide mineralization. They are affected by advanced argillic alteration to depths that vary between 50 and 80 metres, thereafter grading into strong phyllic alteration characterized by pervasive silica, sericite and illite as shown in the photos below. The first photo shows volcanics affected by advanced argillic alteration, abundant pervasive silicification with oxides and clays in fractures DDH-03 at 33 m depth. The second photo shows the same volcanic unit characterized by strong phyllic alteration in hole DDH-02 at 187 m depth.





Figure 7.4 Andesitic Volcanics

In general, gold and copper values are low within zones of argillic alteration, while zones of phyllic alteration are elevated in gold and copper being characterized by secondary copper sulfide enrichment and perched primary mineralization.

Intrusive Dacitic/Andesitic Porphyries

Dacitic/andesitic porphyry rocks rarely outcrop, being limited to surface exposures in the area of drill holes JMRC-04, JMRC-08 and JMRC-19. Porphyries are mainly silicic-andesite to dacite in composition (according to the petrographic report of E. Tiddy), cut by narrow, aphanitic intrusive bodies that are dark in color, and hydrothermal breccias. These rocks vary in texture according to the


GeoSystems International

degree of alteration, however appear to be more phyric towards the west and in the center of the intrusive body. Composed mainly of phenocrysts of quartz, plagioclase, biotite and mafic primary minerals, these rocks are cut by quartz stockwork and veinlets of pyrite and chalcopyrite. Observed secondary sulfides are chalcocite and covellite and are more abundant towards the west, whereas there is a significant increase in molybdenite and magnetite towards the east. This unit intrudes fine grained (aphanitic) andesitic volcanics with contacts that are irregular. These rocks are affected by different alteration styles.

The figure below shows first a photo of dacitic porphyry with SCC alteration (Sericite-Chlorite-Clay) intersected in drilling (DDH-02 at 466 m); second a photo of dacitic porphyry with variable SCC and propylitic alteration with an increase in chlorite and yellow clays (DDH-04 at 283 m); and third a photo of dacitic porphyry affected by potassic alteration with disseminated secondary K-feldspar and biotite (DDH-06 at 621 m).







Figure 7.5 Dacite Porphyry

Volcanic Andesitic Porphyry

These porphyries are andesitic in composition, display an aphanitic texture, are gray to greenish in color, are affected by phyllic alteration, and become propylitically altered to the east. They are characterized by quartz +/- pyrite stockwork and veining, magnetite, and hematite and display an irregular to transitional boundary with younger porphyritic intrusives that is, at times, difficult to trace. These rocks have been identified in all drill holes. A greater abundance of secondary copper sulfide mineralization is observed towards the western sector. Like the intrusive porphyries, the magnetic susceptibility and lack of quartz veinlets is more pronounced towards the east.


GeoSystems International

The figure below shows first a photo of volcanic andesites displaying weak phyllic alteration overprinting propylitic alteration (DDH-04 at 76 m); secondly the same rock (DDH-04 at 156 m).





Figure 7.6 Volcanic Andesite Porphyry

Pm-TR Trachytic Volcanics

Permian to Triassic volcanics outcrop to the southwest of Josemaría and correlate with the Choiyoi complex. This unit was intersected while drilling the northwest target in drill holes JMRC-041, JMRC-044 and JMRC-047.

Granitic Intrusives of the Carnerito Formation (Pm - TR)

This unit outcrops to the north-northeast and west of Josemaría. It is of granitic composition, coarse grained in texture, and correlates with several magnetic high anomalies. These rocks are possibly of Permo-Triassic age and belong to the Carnerito Formation. These rocks were intersected at depth in hole JMRC-006 and JMRC-042 without favorable results.


GeoSystems International

Structure

Strong lineaments grouped in WNW-ESE and NE-SW orientations, cross the area producing the major visible breaks. Studies conducted by Tenke Mining Corp. on the nearby Vicuña Project using LANDSAT data identified five principal structures of regional faulting. Within Tenke Mining Corp reports these are named: from north to south, *Mogotes Fault Swarm, Maranceles Fault Swarm* and *Rio Potro Fault Swarm* all with WNW-ESE orientation. The remaining structures, oriented NE-SW, are named *Cerro Amarillo Fault Swarm* and *Macho Muerte Fault Swarm.* These structures connect the majority of colour anomalies and mineral occurrences in the area. A further N-S feature dividing the Eastern and Western Blocks is terminated and possibly translational between the WNW and NE oriented groups.

Geochemical traces of the faults differ and are sometimes absent but when present, may provide some clues to support structural interpretation and timing of activity. WNW to NNW structures are believed to be strike-slip and related to Andean compressional cycles. Some of these may have been reactivated during uplift with a reverse sense of movement. The NNW structure to the north and north-east of the central zone has a coincident broad, low-Na pattern possibly due to increased fluid flow that resulted in greater plagioclase destruction adjacent to the fault. Gold in not as closely associated with the NW oriented faults as it is with some NE, high angle faults. This is noticeable immediately to the W and NW of the central zone and in a linear Au trace running for >800m about 1km east of the centre of the porphyry intrusive. This pattern implies that NE oriented, gold bearing structure as open or active during the late stages of mineralization. Note that the trace of this NE structure may go under younger basaltic cover to the south and is parallel with the NW edge of the western of the two magnetic highs on the Josemaría – Batidero border.

Considering the shape and spatial relationship between the NW and NE structures there is a distinct possibility that some of the NE oriented structures are dilational components generated within the wider compressional environment that produced the NW strike-slip structures. Porphyry systems are preferentially emplaced in strike-slip environments and associated dilational windows (see (Carranza, 2002), for an example of a study using semi-quantitative methods to examine this relationship empirically, and (Richards, 2003) for a geological overview). On Batidero, an inferred, short N-S structure, probably bounded by intersecting NE and NW structures, follows the main N-S valley. This could represent a dilational jog between NW oriented strike-slip structures. Since direct observation of the geology of this area is obscured by substantial colluvial cover, confirmation is difficult.

An important structure that is not yet fully understood is the low angle fault that reaches surface as the southeastern, upper contact of the central zone granodiorite. It dips between 25° and 35° SE and is believed to wrap around to the Batidero side of the mountain hosting Josemaría. Basaltic-andesitic volcanics above the thrust are fresh to weakly altered (propylitic) in contrast with more strongly altered units (phyllic to potassic) immediately below. Truncation of the porphyry intrusive and sharp break in alteration clearly indicate the thrust is post-mineralization. The down dip direction of the fault tends to follow the down slope direction of the mountain resulting in a reduced thickness for the volcanic cover.


GeoSystems International

Although this low angle structure is often referred to as a thrust, the uplift environment associated with the porphyry emplacement stage could have resulted in low angle extensional structures at higher levels. If that is the case then the original top of the Josemaría Cu-Au-Mo system would have been displaced to the SE.

A number of high angle reverse and strike slip faults are hypothesized on the property, however cover makes investigation and interpretation difficult even though topography and LANDSAT confirm some form of structural break.

Alteration Mapping

Alteration mapping by LANDSAT imagery was a primary tool used in identifying Josemaría (and Batidero) as exploration targets. Subsequent ground-truthing has confirmed many of the patterns and added mineralogical detail. It is interesting to note that alunite detected using LANDSAT tends to be conservative in coverage and considerably greater extent was found by ground work. Illite, on the other hand, seems to suffer from false positive signals in LANDSAT and groundwork showed significantly less coverage.

Subsequent alteration mapping of the adjacent property, Batidero, was assisted by 59 samples that were collected and spectrographically analysed by PIMA for alteration minerals during the 2000-1 season. This work has continued on Josemaría and alteration mapping has been an important contribution to locating exploration targets. Porphyry intrusive systems and their associated epithermal systems have well documented alteration systems.

As part of the 2005/2006 and 2006/2007 exploration program the alteration mineralogy of each hole has been logged visually and supported by SWIR spectra using PIMA taken from each 10 m interval and selected samples submitted for petrographic analysis by Dr. E. Tiddy.


Alteraciones - Referencias
Argilica: Caolinita, Montmorillonita, Illita,Smectita
Argilica Avanzada: Caolinita, Alunita, (Opalo-Calcedonia), Jarosita
Fílica: Cuarzo, Sericita, (Muscovita-Illita), Clorita, Anhidrita, Pirita
Arg. Interm ó SCC: Sericita, Clorita, (Illita-Smectita), Arcillas
Propílica: Clorita, Epidoto, Calcita, Py, Actinolita, Sericita, Arcillas
Alter. Filica M-D sobreimpuesta a Propílica
Potasica: Biotita, Actinolita, Sericita, Clorita, Epidoto, Muscovita, Anhidrita, FdK
Zona de baja silice
Venillas de Fdk
Motas de Biotitas y Magnetitas
Concentraciones de Biot+Magn+Cl+Fdk
FdK y Biotitas 2ª diseminadas

Table 7.2 Alteration Reference

Potassic

Potassium silicate alteration is characterized by potassium feldspar, secondary biotite, magnetite, anhydrite with remnant chlorite and epidote. Pyrite, chalcopyrite and bornite are the dominant sulphides in this zone, although with relative low values of copper (average values in DDH-06 & DDH-07 of 0.13 g/t Au, 0.23 % Cu and 79.5 ppm Mo). In drill holes DDH-06 and DDH-07 this alteration type is evident between 4100 m to 4200 m where a zonation is evident from potassium feldspar veinlets, to secondary biotite and magnetite as shown in the shown in Figure 7.7 first photo below. The second photo shows transition to scattered secondary biotite and potassium feldspar and the third photo shows transition to biotite, magnetite, chlorite and potassium feldspar.

Potassic alteration predominantly associated with quartz diorite intrusive in the core of the central Josemaría zone can be seen in outcrop, trenches and in core. This alteration is characteristic of the centre of porphyry intrusive systems. Late phyllic overprinting can result as the hydrothermal system winds down.







Figure 7.7 Potassic Alteration

Phyllic Alteration

Phyllic alteration is characterized by quartz, sericite and/or sericite-illite, and pyrite which is commonly texture destructive. This alteration mainly affects tuffs, volcanics and intrusive porphyries, especially towards the south (see section 7400 N) where pervasive silica and destruction of feldspars by illite and sericite is clearly stronger than towards the north. In rocks which have undergone phyllic alteration it is impossible to observe chlorite or magnetite. The main mineralogical association of quartz, sericite and pyrite commonly displays a transition to quartz, illite, illite-smectite and pyrite with increasing depth. Associated sulphide minerals include chalcopyrite, covellite and minor bornite and chalcocite. Rocks displaying phyllic alteration are characterized by intense quartz +/- pyrite veining and stockwork with the percentage of sulfides reaching as high as approximately 10 % (DDH-03 at 288 m).

Examples of phyllic alteration are shown in Figure 7.8 below. The first picture shows phyllic alteration in intrusive porphyries (DDH-02 at 214 m); the second picture shows altered tuffs and volcanic porphyries (DDH-03 at 272 m); the third picture shows intrusive porphyries (DDH-02 at 418 m).



Figure 7.8 Phyllic Alteration

Weak Phyllic Alteration Overprinting Propylitic Alteration

In a number of cases irregular areas of alteration are observed where the effects of phyllic alteration are weaker and where the original texture of the rock can still be recognized. These areas of alteration are characterized by lesser amounts of sericite and a greater presence of chlorite and magnetite. Its mineralogical association is quartz, illite, illite - smectite, chlorite, green sericite, pyrite and magnetite. It affects aphanitic andesites and intrusive porphyritic rocks. It tends to be associated with quartz +/- pyrite stockwork often with chalcopyrite, chalcocite and covellite, especially towards the west. With depth it is transitional to propylitic or SCC alteration.

Examples of weak phyllic alteration are shown in Figure 7.9 below The first picture shows aphanitic andesites with weak phyllic alteration superimposed on propylitic alteration (DDH-04 at 80 m); the second photo shows dacitic porphyry with quartz stockwork with weak phyllic alteration superimposed on propylitic alteration (DDH-04 at 206 m); the third photo shows the same porphyry (DDH-04 at 237 m) with an increase in chlorite.

  

Figure 7.9 Weak Phyllic Alteration Overprinting Propylitic Alteration

Argillic

Five mineral assemblages, identified using PIMA, are consistent with an argillic alteration suite: smectite-kaolinite-illite (Sm-Kao-Ill), smectite-halloysite (Sm-Ha), smectite-illite-silica (Sm-Ill-Si), smectite-illite (Sm-Ill) and smectite-halloysite-illite (Sm-Ha-Ill). These are interpreted as more probably associated with high-sulphidation epithermal systems in Batidero and possibly as late-stage overprinting associated with porphyries in Josemaria. Argillic alteration is predominately associated with andesite flows that host quartz veins, and in hydrothermal breccias hosted by the andesite porphyry.

Advanced Argillic

Three mineral assemblages identified are consistent with advanced argillic alteration: kaolinite-diaspore (Kao-Dia), alunite/alunite-quartz (Al/Al-Qz) and alunite-kaolinite (Al-Kao). This type of alteration is well developed west of the central zone and also affects the andesites and hydrothermal breccias south of the central zone.

Recent work has shown that advanced argillic alteration forms a blanket of irregular thickness, being greatest on the central sections of 7800N and 7600N, and appears to be more extensive within very fine grained porphyries and volcanic tuffs where thickness of up to 80 metres are observed. This alteration type is characterized by pervasive silica, jarosite, and alunite displaying a transition to silica, kaolinite, jarosite, and illite with abundant iron oxides with increasing depth. In plan, advanced argillic alteration forms a north-south trending belt towards the Río Blanco River and corresponds to the leached zone. This zone is rarely anomalous in Au and, to a much lesser extent, Cu.

Examples of advanced argillic alteration are shown in Figure 7.10 below. The first picture shows

alunite, silica, quartz stockwork with jarosite (DDH-02 at 12 m); the second picture shows silica, kaolinite, hematite, jarosite (DDH-03 at 33 m); the third picture shows silica, alunite, kaolinite, illite (DDH-02 at 58 m).



Figure 7.10 Advanced Argillic Alteration

Silicic

Silicification and opaline quartz has been observed in hydrothermal breccias on or near Josemaría and on adjacent propeties. The silicification commonly occurs as pervasive replacement by opaline quartz in the dacites-rhyodacites.

Propylitic

Propylitic alteration occurs regionally within this part of the Frontal Cordillera. It is locally associated with a smectite-chlorite-illite ± pyrite-carbonate (Sm-Chl-Ill) suite. At Josemaria propylitic alteration occurs laterally or perched between phyllic alteration and SCC alteration with a progressive increase towards the east and distal parts of the system. Its distribution and contacts are irregular with abrupt changes over several metres. Its mineral association is chlorite, epidote, calcite, illite-smectite, pyrite, magnetite and hematite. Silica occurs as veinlets that occur occasionally. Copper and gold concentrations are low in spite of some sectors having a high percentage of sulfides. Gypsum veinlets are almost always present and cut quartz veinlets, while plagioclase is sometimes altered to clay. This alteration type normally affects intrusive porphyries.

Examples of advanced argillic alteration are shown in Figure 7.11 below. The first picture shows intrusive porphyries with propylitic alteration with selective destruction of plagioclase to clay (DDH-02 at 281 m); the second photo shows the same rock with propylitic alteration and gypsum veinlets parallel to the core (DDH-02 at 354 m).


GeoSystems International





Figure 7.11 Propylitic Alteration Photos

Sericite Clay Chlorite - SCC Alteration

This alteration type overprints propylitic and potassic alteration and typically occurs spatially below phyllic alteration. Its mineral association is characterized by chlorite, green sericite and clay (illite-smectite). Plagioclase is typically altered to yellowish clay or at times completely leached. SCC alteration is also characterized by magnetite, pyrite and gypsum +/- chalcopyrite with lesser amounts of chalcocite and covellite compared with zones of phyllic alteration. Potassic feldspar veinlets are also observed and are considered to mark the beginning or top of the potassium silicate alteration zone. This alteration affects the intrusive porphyries and is accompanied by higher concentrations of Cu and Au. A maximum thickness (240 m) of this alteration type was observed in hole DDH-07.

Examples of advanced SCC alteration are shown in Figure 7.12 below. Different examples of SCC alteration include (a) Chlorites dominant (DDH-04 at 290m); (b) Leached plagioclase (DDH-04 at 305 m); (c) Clay dominant (illite/smectite) (DDH-04 at 313 m); (d) (DDH-02 at 413 m); (e) Chlorite = illite (DDH-02 at 433 m); (f) (DDH-02 at 483m).


a
b
c
d
e
f

Figure 7.12 SCC Alteration

8.0 Deposit Types

The following deposit models are being considered at Josemaría. Although the project is in early stages of exploration, it has been found useful to apply deposit models at all exploration stages in order to encourage data collection and evaluation in a more systematic manner.

Maricunga Style Cu-Au-Mo Porphyry Systems

The Maricunga Belt of northern Chile contains a number of advanced argillic alteration zones hosting Cu-Au(-Mo) porphyry systems and associated high sulphidation gold deposits. This is a district specific specialization of the much larger family of Cu±Au±Mo porphyry systems found throughout the Pacific Rim. Porphyry systems are a major source of Cu, Mo and to a lesser extent Au and can be very large systems. Porphyry related deposit models have been studied and documented in considerable detail over the last few decades and the interested reader is directed to papers by (Muntean and Einaudi, 2000), (Muntean and Einaudi, 2001) and (Richards, 2003).

Porphyry systems are found in intrusive belts associated with subduction generated magmatism. They are formed in the ascending magmas below volcanic systems. Broad alteration of the surrounding rocks and intrusives takes place as hot fluids are pumped through by the convective heat engine in the core of the system. Concentric shells of alteration and mineralization can develop around porphyry systems and this systematic zonation is an important characteristic of porphyries that enables geochemistry and alteration mapping to provide vectors to ore. Ore contains both disseminated sulphides and various veinlet and stockwork systems which also host sulphides. Metal grades in porphyries are lower than in deposits with massive sulphide bodies, but the large volume of the system leads to economies of scale potentially resulting in the porphyry being of economic value.

An important characteristic of porphyry districts is that they do not form deposits in isolation. A number of porphyry systems tend to be emplaced in proximity. This is know to be the case in other Maricunga Belt systems such as Refugio where mineralized porphyry bodies as spaced in the order of 1km apart. This spacing is important to consider when evaluating step out exploration at Josemaría.

High / Low Sulphidation Epithermal Au-Ag Veins

Although Cu-Au-Mo porphyry systems can be large and economically attractive, some of the prospects in the Maricunga Belt include epithermal Au systems. These are a secondary target at Josemaría but are being considered as geochemical, geophysical and geological data is evaluated. Epithermal systems may host veins with economic deposits of Au and Ag. The variety of epithermal styles is quite large and has been studied in depth over the last few decades. Epithermal styles typical of the Maricunga Belt are described in the papers mentioned above.

Epithermal vein systems are associated with distal and/or late stages of porphyry intrusions. They are the result of convective and magmatic fluid flow through structure controlled plumbing systems leading to the surface. The temperature, chemistry and other characteristics of the system result in the

range of epithermal systems.


GeoSystems International

9.0 Mineralization

Based on the current stage of development, Josemaría seems similar to porphyry mineralized systems found the Maricunga belt. It is characterized by disseminated sulphides, mineralized quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Pyrite, chalcopyrite and bornite and noted as disseminated and in quartz veinlets with chalcocite, pyrite and chalcopyrite reported on fracture surfaces. Disseminated magnetite is described as is occasional epidote. Specular hematite and magnetitie are noted in quartz veinlets in the intrusive.

To the west of the central zone there are indications of a NNW trending quartz-alunite zone. This is distinguished both by a change in alteration style and geochemistry (significant increase in Au/Cu ratio). While quartz-alunite ledges enriched in Au are found in Maricunga style deposits, not all are economic.

To the southeast, the mineralized zone appears to be upwards truncated by a post-mineralization, low angle fault that has brought a younger volcanic sequence over the older intrusives. The sense of motion on this fault is currently unclear. Considering the relative height of the fault within a compressional system experiencing significant uplift, there is a significant possibility the fault is extensional. In that case, the shared top of the central zone has been displaced in a roughly southeasterly direction.



0
-1
-2
log(Au)
1
2
3
log(Cu)

Figure 9.1 Copper versus Gold in Rock Chip Samples (N=389)

Mineralization styles specific to the Maricunga belt are described in (Muntean and Einaudi, 2001) and have been used to help interpret work at Josemaría. Two of the four vein styles found in a Maricunga-style system have been tentatively identified at Josemaría. These two styles are the late stage, D-type veins (pyrite with minor quartz and quartz-sericite-pyrite haloes and local tourmaline) and quartz-alunite ledges. Some elevated gold values are reported with the quartz-alunite suggesting that they are late stage quartz-alunite ledges, not the early stage, barren, quartz alunite ledges also found in Maricunga Belt systems. These late stage veins can be moderately distal to the core of the porphyry system, but as the system collapses the environment where they form may contract inwards. The quartz-alunite to the WNW of the central zone is quite close to what is believed to be the core of the system. Other than the proximity, there is currently no indication of structural reduction in section and the proximity is assumed to be due to available fluid conduits to a collapsing system.

The two early vein types – A-type (quartz-magnetite-biotite-chalcopyrite with additional variable minerals) and banded quartz veins may both be present at Josemaría as well. Core drilling in the current season is likely to be able to determine if weathered veins seen at surface in the core, potassic alteration zone are in fact equivalent of the A-type veins.

In Figure 9.1 two features can be identified (both Cu and Au are $\log_{10}()$ transformed from ppm). The high Cu with high Au cluster does not show noticeable correlation between Cu and Au. The trend of lower Cu values shows a greater range in Au that is independent of Cu. This suggests two different mineralogies, possibly existing as two of the vein types previously described. A clear break at about

300 ppm for Cu divides high Au values into those with or without high Cu. Talus samples with low Cu and high Au are associated with the quartz-alunite alteration to the NW of the core and to the NE with sporadic values scattered to the south as well.



Figure 9.2 Talus samples with anomalously high gold values but low copper values

The style of mineralization seen at Josemaría tends to be continuous, forming roughly bulbous shapes. Since the mineralization is not tabular or planar there is not the sense of true versus apparent thickness found in some mineralization styles such as vein-type deposits. Consequently, the interval lengths at Josemaría are meaningful and definition of the shape of mineralization and grade will be clarified by the interpretation of the results from current and future drilling.

10.0 Exploration

A total of 5 exploration field seasons have been completed that include significant work on the Josemaría project.

2002/2003 Field Season

The work completed on Josemaría in this season was a component of a larger program on the combined Josemaría-Batidero project. The grid established on Josemaría is a continuation of that used on Batidero and uses an origin of 2,453,600E, 6,847,600N (GKCI Zone 2) with lines oriented parallel to the GKCI grid.

Geochemical Surveys

Table 10.1 2003 Rock Chip Samples

Sample Type	*Quantity*
Rock chip	106
Talus fines	219

Talus Fines

Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property. Results are discussed below with all three seasons consolidated.

Chip Samples

Two trenches, following road cuts, were sampled. Each sample was taken over a 3m interval whenever possible.

Trench 1 (T1) was through a green, fine grained porphyry containing plagioclase and quartz phenocrysts, quartz veins with specular hematite and abundant copper staining on fractures. The results of the trench were 109.2 m of 0.36 g/t Au (including 69 m of 0.408 g/t Au), 0.22% Cu (including 46.2 m of 0.34% Cu) and 57 ppm Mo.

Trench 2 (T2) was also through a porphyry but medium to coarse grained and with additional phenocrysts of potassium feldspar and secondary biotite. In addition to similar veins to T1, magnetite was also present. The results of this trench were 148.5 m of 0.174 g/t Au, 0.17% Cu and 11.35 ppm Mo.


GeoSystems International

Geophysical Survey – CSAMT

A total of 16.68 km of CSAMT (Controlled Source Audio-Magnetic Tellurics) was conducted by Quantec Geoscience Argentina S.A. CSAMT is a deep looking resistivity method able to identify deep structural zones. The data was processed using a 1D, depth sounding, inversion method. CSAMT did identify a number of resistive bodies in the Josemaría area. However, the author concludes that this was the least useful of the three geophysical methods applied at Josemaría since the majority of the geophysical contribution to drill targeting appears to have been based on magnetics and chargeability.

2003/2004 Field Season

Further detailed mapping, some enabled by the additional exposure due to road cuts, was conducted in the central area.

Geochemical Survey

Talus fines sampling

Samples were collected along portions of the previously established grid using the same methods as previous seasons.

Table 10.2 2003 Talus Fines Samples

Sample Type	*Quantity*
Rock chip	185
Drill Samples	1739
Drill replicates	77
Talus fines	132

The results of the multi-element geochemical data were analysed spatially in a MapInfo database. A comprehensive review of all elements was routinely conducted to identify existence of geochemical patterns that might reflect information of geological significance or indicate problems in sampling, contamination or laboratory procedures.

Chip Sampling

Chip sampling was almost entirely confined to trenches constructed in road cuts. These were mapped and sampled during the season. Trenches T1 and T2, started during previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4.

The extension to T1 was for a total of 41 m of which 30 m averaged 0.654 % Cu, 0.25 g/t Au and 53 ppm Mo. Trench T1-W over 78 m averaged 0.22% Cu, 0.43 g/t Au and 35 ppm Mo. Trench T2 was

extended for approximately 79 m with 48.15m averaging 0.30% Cu, 0.26 g/t Au and 33 ppm Mo. Trench T4 runs for approximately 65 m of which 48.6 m averaged 0.28% Cu, 0.19 g/t Au and 25 ppm Mo. Trench T6 runs for 545 m over which it averages 0.27% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T5 was sampled over 25 m of which 10 m returned 0.27% Cu, 0.13 g/t Au and 28 ppm Mo. This sample was at the end of the sampling series. Since trenches follow roads with curves, sampled lengths are greater than the direct (line-of-sight) distance from the beginning to the end of the trench. This has the most effect in T6 which has an effective length of approximately 450 m.

Geophysical Survey

One objective of the 2003/2004 geophysical program was to delineate magnetic intrusive bodies. This was partly driven by the scarcity of outcrop in parts of the project area. A 30.45 line kilometre program of ground based magnetics was performed by Quantec Argentina S.A. Using the existing talus sampling grid 12 lines from L6800N to L9000N were partially sampled at 10m intervals. These were processed for diurnal correction and reduced to pole using an inclination of -28.3° and a declination of 1.2°.

On the completion of the magnetics program it was immediately apparent that there was a close correlation between the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002/2003 and a magnetic high that extended to the south, possibly under andesitic-basaltic cover. Responding to these results an IP-resistivity program was conducted on nine lines – six talus sampling lines oriented E-W and three cross-lines oriented N-S. This data was processed using 2D inversion methods to produce resistivity and chargeability sections. Magnetic data is presented as surface measurements in a plan map form. Depth and orientation of features in the magnetic data is determined by interpretation. Resistivity and chargeability models generated by the IP survey are vertical slices with depth and shape information for the horizontal plane. Horizontal continuity is inferred between sections. Consequently, the primary orientation of magnetic and chargeability models at Josemaría are perpendicular to each other and interpretation should use these complementary strengths when making geological inferences.

Both of these geophysical surveys were quickly recognized as successful techniques. Magnetite disseminated in the intrusives and within veinlets offers a simple interpretation of small circular and larger irregular shaped magnetic highs. Chargeability has been connected between lines into more linear, roughly N-S shaped zones. The relationship between these and intrusives, structures or mineralization is more difficult to interpret than the magnetic data. The magnetic high of the central zone corresponds with a core of reduced chargeability surrounded by higher chargeability zones. This is consistent with the exploration model which would expect an increase in pyrite in the shell surrounding the core of the system. The low chargeability core can be traced in sections from 8200N to 7600N. From 7600N and in sections to the south, a slab of low chargeability cover thickens and probably eventually obscures the continuation of the target zone if it continues to the south. A break in chargeability seen on 7400N and centred at 7300W is at 300 m to 400 m below surface and may be below the practical depth of investigation for the method. The low chargeability slab appears to dip to the east and is consistent with andesitic to basaltic cover above the low angle fault mapped at the top of the central zone.


GeoSystems International

To the NE of the central zone, on line 8000N a smaller low chargeability feature with surrounding high chargeability is noted. The high chargeability region to the east on lines 8000N and 8200N is coincident with a spatially small magnetic high. This combination of both magnetic and chargeability high (centred near line 8200N at 6300W) distinguishes the feature from the central zone. Talus geochemistry in the area gives anomalous Cu-Au-Mo values but the extent of secondary dispersion is not known. The geochemical anomaly could easily have derived from a source coming to surface near line 8000N at 6650W. Drill hole JMRC-06, the only hole of the 2003/2004 season not to intersect significant mineralization, targeted the coincident magnetic and chargeability high. This may represent the pyritic halo of an intrusive core on line 8000N.

Adjacent to El Dedo (a resistive and topographic feature near 7700N, 7700W), and extending to the north and possibly south, a chargeability low is coincident with a subtle magnetic high. Immediately to the east, in the vicinity of El Dedo (possibly associated with a high angle, NNE fault mapped through that area) is a NNE elongate magnetic low. This magnetic low was tested at El Dedo by drill hole JMRC-03 and some mineralization was encountered. The area to the east and the north of El Dedo has not been tested but could be indicative of a deeper intrusive that has weak Cu-Au-Mo expression on surface. The depth of investigation is not clear in this area and the apparent depth limitation of the chargeability low is suspect. A low chargeability region surrounded by higher chargeability is observed as far south as 7200N centred on 7800W and may be a continuation of that feature seen near El Dedo. This is the southern most IP line and the chargeability low is coincident at depth with hydrothermal breccias. Again, the depth of investigation is unclear in this area and the chargeability low may not be bounded at depth.


8000N

Figure 10.1 Chargeability on Line 8000N from 8000W to 5800W, ticks are 100 m spacing

The previous figure shows the low chargeability cores detected in L8000N. JMRC-04 was drilled to the south, or out of the page and clearly is testing the lower chargeability core below it. The other two


GeoSystems International

chargeability lows are also exploration targets. The eastern, smaller feature does not seem to have much N-S extent onto other sections. The other low chargeability feature west of the peak does have significant N-S continuity.

Drilling

A total of 3475 m of reverse circulation drilling was conducted in ten holes. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex. Nine of the ten holes focused on testing the central zone. One hole was used to test a smaller, and superficially similar anomaly 900 m to the northeast of the central zone. This latter hole (JM RC-06) was the only one not to return significant mineralization.

Table 10.3 2003/2004 RC Drill Holes

Name	*Easting*	*Northing*	*Elev*	*Az*	*Dip*	*Length*	*Samples*
JM RC-01	2446192	6855292	4697	90°	-65°	370m	185 + 8
JM RC-02	2446503	6855329	4656	270°	-70°	370m	185 + 9
JM RC-03	2446090	6855389	4587	270°	-70°	350m	175 + 8
JM RC-04	2446456	6855670	4526	180°	-65°	354m	178 + 7
JM RC-05	2446700	6855277	4616	270°	-80°	370m	185 + 8
JM RC-06	2447215	6855799	4440	90°	-65°	300m	150 + 7
JM RC-07	2446512	6855468	4603	270°	-70°	304m	152 + 7
JM RC-08	2446400	6855506	4606	270°	-70°	357m	179 + 9
JM RC-09	2446520	6855476	4602	90°	-70°	350m	175 + 7
JM RC-10	2446199	6855116	4782	90°	-70°	350m	175 + 7

Physical Work

During the 2002 to 2004 seasons a total of 56.62 km of roads and trenches were constructed on the Josemaría and Batidero properties. These were achieved using 379.3 hours of a Caterpillar D8R bulldozer and 351.0 hours of a 950F front end loader.

Conclusions and Recommendations from 2003/2004

A central feature of approximately 2.5km in diameter was delineated by coincident Au, Cu and Mo anomalies, sub-propylitic to propylitic alteration and sub-outcrops of medium to coarse grained, porphyritic granodiorite to quartz diorite in the core of the zone. This central core has indications of potassic alteration. This zone is bordered by a halo of argillic and phyllic alteration. To the west the alteration is predominantly advanced argillic while to the north and northeast it is predominately phyllic. To the south this area is bounded by a northeast striking thrust fault dipping approximately 35° to the southeast. A sequence of fresh to propylitic, Late Tertiary volcanics and pyroclastics truncate the


GeoSystems International

mineralized porphyry above fault contact.

The geochemistry of the talus sampling also shows a low-Na halo surrounding the central zone – typical of the andesites and indicating plagioclase destruction. Along the northern edge of the grid another low-Na pattern coincides with a high-Zn. A WNW trend identified in the ground magnetics, possibly associated with a fault, is also coincident with this low-Na / high-Zn trend. This association may reflect alteration and geochemical mobility associated with this proposed fault.

In the 2002/2003 season, CSAMT (resistivity) showed the presence of a strong conductor coincident with the topographic feature known as "El Dedo". To the east it is in contact with a resistor attributable (exclusively?) to the characteristics of the rocks located there (fresh to weakly altered granites). Further east of El Dedo there is another resistor of smaller size, concordant with the outcropping of coarse grained granite porphyry.

The results of the magnetic survey indicated the presence of three magnetic lineations oriented in a ENE-WSW direction. These are intersected by other, lower intensity magnetic trends oriented NW – SE and the two orientations form a pair consistent with structural characteristics observed on the ground. The central zone contains a magnetic high feature about 800 x 400m and coincident with and displaced to the south of a medium to coarse grained holocrystaline porphyry. Toward the west there is a magnetic low above "El Dedo", an area with advanced argillic alteration. The northern part of this magnetic feature is coincident with Cu-Au-Mo in talus.

Drilling identified a zone of disseminated Au and Cu mineralization approximately 400 x 400m in size. This zone was open to the southwest, south and southeast. It was also open at depth with particular note drawn to JM RC-10-04 which ended in 50m averaging 0.62% Cu.

2004/2005 Field Season

Mapping

A series of three major outcrops of hydrothermal breccias were mapped which line up in an E-W orientation. It should be noted however that this orientation is not one of the dominant ones observed on the property and the linear relationship may be coincidental. The two larger breccias are elongated N-S and NE-SW respectively. Although there is no surface expression of an E-W structure connecting these breccias, there may be a deeper source that when combined with an intersecting structure controls their emplacement. One of the most important results of mapping was the discovery of quartz-diorite to granodiorite outcropping on the south side of the mountain hosting Josemaría. This was in an area known as the "mass movement" area and coincides with the intersection of 310° and 060° structures. The porphyry is visually similar to that found in the central zone, particularly in trenches T2 and T6. It is possible that this indicates a continuation of the porphyry system seen in trench T7 approximately 1000m south of the original outcrop.

Table 10.4 2004 2005 Talus Fines Samples

Sample Type	*Quantity*
Rock chip (Trenches)	4
Talus fines	80

Geophysical Survey

An infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Results were combined with previous data also collected by Quantec and reprocessed. The reprocessed magnetic data was reviewed for the Harrop report. It confirmed previously known structural trends, but shows several previously unknown magnetic features along the southern edge of Josemaría and extending into Batidero. Neither have geochemical signatures similar to the central zone in Josemaría but this is believed to be due to andesitic-basaltic cover. Both have adjacent breccias on surface. The eastern magnetic high is smoother and lower in amplitude suggesting it might be deeper, which would be consistent with what is known about the depth of cover. The western of the two newly found magnetic highs is south (and possibly east) of a structure running NE for over 800m that has a weak magnetic low and anomalous Au values in talus associated with it. The NW edge of the western magnetic high is parallel to this structure.

Discussion

LANDSAT and talus sampling have been used with success on the Josemaría project. Both methods are susceptible to cover and the consequences of this are worth a short comment. LANDSAT works well when there is little or no mixing of terrestrial surface cover within each cell (approximately 25 x 25m). Josemaría has the advantage of very little vegetative cover which can make detection of geologically interesting alteration signatures difficult. Since LANDSAT is strictly measuring surface reflectance properties it has absolutely no penetration of the subsurface. While measurements along or near ridge tops may reflect *in situ* material, lower slopes and valleys are covered in colluvial or alluvial material that effectively blinds LANDSAT remote sensing. Lack of an alteration signature when other positive indications (i.e. magnetics or chargeability) exist need not diminish a target's priority.

Talus geochemistry will penetrate further than LANDSAT, but samples in deep overburden will probably reflect a source other than the local bedrock. Talus samples taken on lower slopes and alluvial planes in the Josemaria and Batidero area are likely not always seeing through transported overburden.

LANDSAT, magnetic and IP surveys have provided methods with good subsurface penetration which has been confirmed by drilling and trenching. When used to identify district (or larger) scale linear and

curvilinear traces, LANDSAT is effectively able to look through cover by identifying topographic features caused by underlying geology. At Josemaría this has primarily been used to identify fault structures, some of which probably have genetic relationship with the prospects.

Geochemical Survey

Talus sampling was completed to infill a number of holes on Josemaría and to extend further south onto the Batidero. Sampling has followed the same methods as the two previous seasons.



Figure 10.2 Gold in talus samples on shaded relief background

Talus sampling at Josemaría and Batidero has been done with care to ensure that a good sample, representative of 100 linear metres was collected. These samples were typically collected at a depth of 30 to 40 cm. When an anomaly may have been displaced downhill there has so far been no real difficulty in tracing the source. The strongly linear nature of talus sampling at Josemaría and Batidero is not well represented with the usual scaled and coloured dots. The samples are truly linear and not point samples.


GeoSystems International


-0.5
-1.0
-1.5
-2.0
-2.5
log(Au)
1.5
2.0
2.5
3.0
log(Cu)

Figure 10.3 Gold and Copper Scatter Plot

The scatter plot above, in Figure 10.3, illustrates the relationships between gold and copper values in talus. Two distinct relationships can be clearly distinguished. A background population is seen clustered in the low-gold and low-copper region. A trend of data emerges from the background with a positively correlation between copper and gold. In addition, a second trend emerges with gold independent of copper. When compared to the previous scatter plot of Cu and Au in chip samples, the positively correlated trend looks very much like a mixing effect between porphyry related mineralization and background material. The vertical trend – Au independent of Cu looks similar to the high Au/Cu ratio seen in Au enriched quartz-alunite ledges.

Sampling took place extending 13 lines and totalled 23,100 m. These sample locations are shown in blue in Figure 10.4 below.


SILIMANITA
29-Y-1997
LAS PAILAS
31-Y-1996
LAS PAILAS II
84-Y-1997
LAS PAILAS I
83-Y-1997
Cateo MIRANDA
26-D-03
TANYA I
73-H-1996
LIRIO
338938-L-93
066-C-01
BATIDERO
339598-P-93
065-C-01
kilometers

Figure 10.4 Sample line locations 2002 to 2005

The sample line summary for 2005 is shown in Table 10.5 below.

Table 10.5 Sample Lines 2005

LINEA	LONGITUD (mts)	LONG. ACUMULADA (mts)
6400 N	5700	5700
6600 N	5700	11400
6800 N	3400	14800
7000 N	400	15200
7200 N	3400	18200
7400 N	1300	19500
7600 N	400	19900
8000 N	400	20300
8200 N	800	21100
8400 N	700	21800
8600 N	200	22000
8800 N	600	22600
9000 N	500	**23100**

The sample type distribution for the 2004-2005 field season is shown below in Table 10.6.

Table 10.6 Sample Type Distribution

TIPO DE MUESTRA	DESDE	HASTA	TOTAL	TOTAL ACUMULADO
TALUD	21501	21729	228	228
CHIP	21730	21734	5	233
CHIP	32051	32065	15	**248**

The gold, copper, molybdenum, lead, zinc and arsenic grade distributions for the updated sample grid is shown in Figure 10.5 through Figure10.10 below.


0
2.5
5
kilometers

Figure 10.5 Gold Assays – Au ppm


0
2.5
5
kilometers

Figure 10.6 Copper Assays – Cu ppm


GeoSystems International


0
2.5
5
kilometers

Figure 10.7 Molybdenum Assays – Mo ppm


0
2.5
5
kilometers

Figure 10.8 Lead Assays – Pb ppm


GeoSystems International


0
2.5
5
kilometers

Figure 10.9 Zinc Assays – Zn ppm


kilometers

Figure 10.10 Arsenic Assays – As ppm


GeoSystems International



Figure 10.11 Copper in talus samples with 2005 reprocessed magnetics as background

2005/2006 2006/2007 Field Seasons

Ground Magnetics

Magnetometry surveys were carried out over three seasons between 2003 and 2006. In general the line spacing was 200 m. The northern lines shown in green in Figure 10.12 were added during the 2006/2006 field season.


kilometers

Figure 10.12 Magnetometry lines 2003/2004 in blue, 2004/2005 in violet, and 2005/2006 in green

Concentric zones of magnetic high anomalies surrounding a central zone of magnetic low are observed at Josemaria and another area immediately to the northwest. As shown in Figure 10.13, at Josemaria this pattern is centered on the porphyry system and a strong geochemical anomaly (e.g. Cu > 0.4%).


0
2
kilometers

Figure 10.13 Reduced to pole magnetometry.

Induced Polarization/Resistivity Surveys

IP/RES surveys were carried out over the four seasons between the 2003 and 2007. In general the line spacing was 200 m with lines oriented E-W with a number of N-S control lines in the central zone of Jose Maria. The IP/RES survey lines are shown in Figure 10.14 as 2003/2004 in blue, 2004/2005 in violet, 2005/2006 in green, and 2006/2007 in red. The 2006 lines are also shown in Figure 10.15 in yellow.


kilometers

Figure 10.14 Induced Polarization and Resistivity Lines


GeoSystems International

The geophysical survey lines are summarized in Table 10.7 below.

Table 10.7 Geophysical Lines 2006

METHOD	MONTH	LINES	LENGHT	CUMULATIVE
IP / RES	Marzo-06	10400 N (9100W a 7100W)	2000 m	2000 m
IP / RES	Marzo-06	9400 N (8200W a 5100W)	3100 m	5100 m
MAG	Marzo-06	10900 N	1560 m	1560 m
MAG	Marzo-06	10500 N	2650 m	4210 m
MAG	Marzo-06	10100 N	3400 m	7610 m
MAG	Marzo-06	9800 N	3300 m	10910 m
MAG	Marzo-06	9400 N	3900 m	14810m


SILIMANITA
VICUÑA
BATIDERO

Figure 10.15 Induced Polarization and Resistivity Lines 2006


GeoSystems International

The cross sections are shown below in Figure 10.16 and 10.17 for resistivity and chargeability.


SECCION IP / RES: 10400 N

Figure 10.16 Induced Polarization and Resistivity Line 10400 North


SECCION IP / RES: 9400 N

Figure 10.17 Induced Polarization and Resistivity Line 9400 North

The relationship between the IP anomaly and superimposed >0.4% and >0.5 % Cu anomaly is shown in the three figures below. Lower values between 15 to 20 mv/v coincide well with copper mineralization while values higher than 25 mv/v tend to surround the copper mineralization.


0
1
2
kilometers

Figure 10.18 Depth to top of 15 mv/v IP anomaly


0
1
2
kilometers

Figure 10.19 Depth to top of 20 mv/v IP anomaly


GeoSystems International


0
1
2
kilometers

Figure 10.20 Depth to top of 25 mv/v IP anomaly

11.0 Drilling

During the 2003/2004 exploration season a total of 10 reverse circulation holes (3475 m) were completed at Josemaria. This first round of drilling targeted chargeability anomalies along a 600 m long magnetic high. The holes were widely spaced at intervals between 200 m and 300 m and the results indicate considerable target expansion potential along the western and southern flanks of the system.



04
06
08
09
07
03
05
02
01
10

Figure 11.1 2003/2004 RC drill hole locations

During the 2004/2005 season a total of 20 reverse circulation hole (7822 m) were completed at Josemaria. In addition 5 diamond drill core holes (2406 m) were also drilled.



GeoSystems International


JOSEMARIA
BATIDERO
JM RC-04-04
JM RC-06-04
JM RC-08-04
JM RC-27-05
JM DH-02
JM RC-09-04
JM RC-20-05
JM RC-03-04
JM RC-07-04
JM RC-02-04
JM RC-19-05
JM RC-01-04
JM RC-12-05
JM RC-13-05
JM DH-04
JM RC-05-04
JM RC-14-05
JM DH-01
JM RC-21-05
JM DH-05
JM RC-11-05
JM RC-10-04
JM RC-15-05
JM DH-03
JM RC-18-05
JM RC-22-05
JM RC-16-05
JM RC-30-05
JM RC-17-05
JM RC-29-05
JM RC-26-05
JM RC-23-05
JM RC-24-05
JM RC-28-05
JM RC-25-05
Reference:
RC 2003/04
RC 2004/05
DDH 2004/05
6855500
6855000
6854500
2445500
2446000
2446500
2447000
2447500

Figure 11.2 2003/2004 and 2004/2005 RC and diamond drill hole locations

The 2005 drill holes are summarized in the table below.

Table 11.1 2005 RC and Diamond Drill Holes

POZOS	GK-X	GK-Y	COTA	COTA-C1C2	AZIMUT	DIP	PROFUNDIDAD
JM RC-11-05	2446630	6855093	4670	4710	270	-75	350
JM RC-12-05	2446594	6855289	4610	4635	270	-70	300
JM RC-13-05	2446200	6855202	4690	4720	90	-70	350
JM RC-14-05	2446494	6855191	4655	4700	270	-70	400
JM RC-15-05	2446399	6855051	4735	4770	270	-70	440
JM RC-16-05	2446207	6854998	4755	4790	90	-70	350
JM RC-17-05	2446203	6854892	4770	4810	90	-70	420
JM RC-18-05	2446405	6855051	4760	4770	90	-70	400
JM RC-19-05	2446451	6855396	4610	4630	270	-70	400
JM RC-20-05	2446642	6855396	4565	4585	270	-70	350
JM RC-21-05	2446195	6855195	4690	4720	270	-70	400
JM RC-22-05	2446192	6855003	4765	4790	270	-70	444
JM RC-23-05	2447108	6854605	4630	4650	90	-70	372
JM RC-24-05	2445805	6854596	4835	4845	270	-70	374
JM RC-25-05	2446312	6854195	4695	4695	90	-70	400
JM RC-26-05	2446113	6854795	4850	4845	90	-65	400
JM RC-27-05	2446099	6855500	4650	4635	90	-60	420
JM RC-28-05	2445991	6854702	4850	4855	90	-70	420
JM RC-29-05	2446109	6854792	4820	4845	270	-70	408
JM RC-30-05	2446197	6854900	4810	4810	270	-70	400
JM RC-31-05	2449550	6853600	4385	4410	90	-80	24
JM DH-01	2446196	6855112	4690	4750	90	-70	519.75
JM DH-02	2446113	6855394	4635	4670	90	-60	501.20
JM DH-03	2446095	6855048	4740	4775	90	-60	513.35
JM DH-04	2446416	6855247	4660	4685	270	-60	513.35
JM DH-05	2446297	6855151	4700	4730	270	-60	358.10



Figure 11.3 Drill holes RC-16 and RC-22

During 2005/2006 1,418 m of diamond drilling and 458 m of reverse circulation drilling were completed. The table below summarizes the drill results.

Table 11.2 2005/2006 Exploration Season Highlights

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
JM RC 32	0	176	176	0.370	0.400
incl	42	176	134	0.380	0.520
AP DDH 06	0	282	282	0.268	0.265
incl.	0	72	72	0.413	0.177
and incl.	170	184	14	0.451	0.430
and incl.	186	204	18	0.299	0.490
JM DH 06	282	568	286	0.100	0.161
incl.	290	300	10	0.330	0.510
and incl.	316	327	11	0.286	0.458
and incl.	364	386	22	0.169	0.261
and incl.	453	535	82	0.138	0.192
JM DH 07	0	850	850	0.235	0.294
incl.	32	70	38	0.209	0.463
and incl.	147	152	15	0.300	0.289
and incl.	190	439	249	0.431	0.443
and incl.	533	554	21	0.190	0.318
and incl.	568	607	39	0.162	0.313
and incl.	692	702	10	0.183	0.327
and incl.	713	739	26	0.170	0.303



Figure 11.4 RC Pre-drilling DDH-06


GeoSystems International

During the 2006/2007 field season a total of 6,092 m of reverse circulation drilling were completed. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource. The figures below illustrate the relationship between the "Dona" shaped magnetic high surrounding a magnetic low at the Josemaria deposit. The best drilling results are located between the magnetic low and the magnetic high.



JMRC_20
JMRC_05
JMRC_18

Figure 11.5 Drilling Plan Map to 2006/2007 with Magnetometry


0
250
500
meters

Figure 11.6 Drilling Plan Map to 2006/2007

A complete drillhole listing is provided in the Appendices.

The best results from the 2006/2007 season are shown in the table below.

Table 11.3 Selected Drilling Results 2006/2007

DRILLHOLE	Final depth (m)	Mineralized interval (m)	From (m)	To (m)	Au (g/t)	Cu (%)
JMRC_032*	397.00	397.00	0.00	397.00	0.32	0.37
	Including	262.00	42.00	304.00	0.35	0.44
	Including	150.00	42.00	192.00	0.38	0.51
JMRC_033	400.00	400.00	0.00	400.00	0.35	0.34
	Including	188.00	36.00	224.00	0.46	0.41
	Including	96.00	128.00	224.00	0.52	0.50
	Including	22.00	4.00	26.00	0.52	-
JMRC_034	400.00	400.00	0.00	400.00	0.34	0.40
	Including	204.00	122.00	326.00	0.46	0.53
	Including	122.00	204.00	326.00	0.53	0.62
JMRC_035	420.00	420.00	0.00	420.00	0.22	0.29
	Including	138.00	120.00	258.00	0.28	0.39
	Including	82.00	176.00	258.00	0.30	0.44
JMRC_036	400.00	400.00	0.00	400.00	0.20	0.19
	Including	10.00	144.00	154.00	0.27	0.40
	Including	74.00	0.00	74.00	0.35	0.20
JMRC_037	384.00	384.00	0.00	384.00	0.20	0.20
	Including	16.00	120.00	136.00	0.21	0.48
	Including	20.00	184.00	204.00	0.30	0.34
JMRC_038	420.00	390.00	0.00	390.00	0.14	0.22
	Including	116.00	250.00	366.00	0.14	0.33
	Including	56.00	264.00	320.00	0.16	0.35
JMRC_039	432.00	432.00	0.00	432.00	0.27	0.35
	Including	258.00	120.00	378.00	0.32	0.46
	Including	118.00	190.00	308.00	0.30	0.52
JMRC_040	427.00	427.00	0.00	427.00	0.16	0.28
	Including	279.00	148.00	427.00	0.20	0.33
	Including	102.00	178.00	280.00	0.23	0.40
JMRC_041	391.00	no significant intercepts				
JMRC_042	150.00	no significant intercepts				
JMRC_043	436.00	no significant intercepts				
JMRC_044	204.00	no significant intercepts				
JMRC_045	400.00	no significant intercepts				
JMRC_046	400.00	12.00	130.00	142.00	0.31	0.32
JMRC_047	283.00	no significant intercepts				
JMRC_048	324.00	no significant intercepts				


GeoSystems International

12.0 Sampling Methods and Approach

Talus

Sampling of talus fines carried out by Deprominsa and Solitario has used a compositing method that results in samples representative of 100m along the sampling line. This is significantly different from the more widely used point sampling approach since it represents a substantial length of the line. It should be emphasized that although this method has a length associated with each sample, this should not be confused with a sample width. Representation of the talus samples on maps is better done as a line rather than a point or symmetric symbol. Use of points or symmetric symbols does not depict the strongly linear nature of the sample and should be used with caution .

Talus fines were collected as composites of 10 sites located at 10m intervals, centred if possible, on a 100m line station. Each sample was named for the station at the midpoint of the samples sites (between sites 5 and 6). Component samples of 100 to 200g were taken typically between 30 and 40cm depth and above the ferrugenous duricrust. Each component was dried and sieved to #10 mesh size. An equal amount of each component sample was then combined and homogenized by shaking the sample bag before shipping to San Juan for pickup by ALS Chemex.

Chip Sampling

Chip sampling followed conventional methods of following as close to the centre line of the sample as practical. Samples were chipped not cut. The majority of chip samples were taken along road-cut type trenches. Sample width was kept constant within each trench as much as possible.

Drillhole Sampling

Both reverse circulation (RC) and diamond drill core (DDH) drilling has been completed at the Josemaría project. The entire length of the holes have been carefully logged, on a systematic 2 m interval in the case of RC, and on a systematic 1m core length in the case of DDH holes.

RC chips were collected at the drill in large sacks weighing about 40kg. These were taken to the camp where they were weighed and run though a quartering and homogenizing process using riffle splitters that results in a 5kg split for shipment to the lab. Representative samples are retained as a geological record of the hole and for re-assay.

The core intervals were split in half by saw with one half then being submitted for assay and the balance being store in San Juan for reference. Also, from the saved one half core, samples were taken for density measurements.

No geologic breaks dictated breaks in the uniform 2m (RC) or 1m (DDH) sampling, which is appropriate for a bulk tonnage, low-grade deposit. HQ diameter core was drilled to provide adequate


GeoSystems International

sample weights. The average weight of a half core sample for a 2 m interval is 8.0kg, and therefore a significant weight that provides for sample preparation and assaying.

The rock is generally very competent, and overall recoveries are in the order of 95% or better, with only very occasional fracture zones having recoveries of less than 70%.

The following information was recorded by the field geologist for all geological samples collected for analysis and for reference samples:

- Sample Numbers.
  - Field Sample Number.
  - Laboratory Sample Number.
  - Duplicate Sample Number.
- Date of Sample Collection.
- Local Name of Sample Site.
- Geologist.
- Easting, Northing, and Elevation Coordinates.
- Sample
  - Type.
  - Method.
  - Dimensions.
  - Environment.
  - Size Fraction.
- Mineralogy.
- Description.
- Comments.

13.0 Sample Preparation, Analysis and Security

The details were explained in the Report published on SEDAR, "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina", and dated January 23, 2006.

Samples are prepared for shipping by Depromin S.A. personnel to the San Juan office in the Batidero Camp. In San Juan, ALS Chemex picks up the shipments at the San Juan office and is responsible for *their transport to Mendoza. The authors are not aware of any reasons for concern regarding the* security of the samples.

The protocol currently being used by Depromin S.A. is fairly standard, but has not been validated by a sample heterogeneity test.

There is only limited information on the overall precision of the assay data, and no information regarding its accuracy. As the project moves forward, it becomes imperative that a full sample QA/QC program be developed.


GeoSystems International

14.0 Data Verification

Assay Database

The computerized database was spot-checked against the laboratory certificates, which are issued as digitally-signed Acrobat PDF documents, as well as paper certificates.

The checks were done on the most recent campaign (2006/2007), corresponding to about 200 intervals scattered throughout the drill holes, from a total of 12,903 available Au grades and Cu grades.

No errors were found in the transcription of TCu and Au assay values, and thus the indications are that the database is in very good order and up to international standards. The authors believe the data provided to be reliable and are not aware of any reasons for concern regarding data validity.

Laboratory QA/QC

Duplicate samples were collected in the field and routinely examined using regression methods. There are a total of 447 duplicate samples at this stage of the project. Statistical analyses made on these duplicates indicate that the overall precision of the samples is good or very good.

The absolute deviation of the duplicate samples were plotted against a sample reference number, which correlates to time, as well as the cumulative frequency distribution of the Cu and Au pairwise relative deviations.

Figure 14.1 shows the absolute differences for Cu (Original minus Duplicate), in ppm, while Figure 14.2 shows the corresponding graph for Au. Note that there are a few samples that evidence significant deviations, the level one would expect if bag swapping or mishandling of sample numbers had occurred. However, if that were the case, then the highly deviated values should occur in both Au and Cu for the same sample number, and this is not necessarily the case.

On the other hand, there are groups of sample numbers (approximately mid-way through the x-axis) that show excellent results.

The overall average deviations should the duplicates to be overall unbiased. For Cu, it is 2.57 ppm, while for Au the overall average is 0.0035 g/t.



Absolute Difference, Cu Duplicates (ppm)
Average Absolute Difference=2.57
2500
2000
1500
1000
500
0
-500
-1000
-1500
-2000
-2500
-3000
Cu Ori-Cu Dup (ppm)
106546
100732
101027
101351
101652
101948
102257
102523
102746
103005
103227
103478
103729
104029
104330
104572
104841
105114
105402
105642
105949
106254
106497
107563
107856
108087
108332
108584
108912
109184
109493
109794
110064
110320
110602
Sample Number
Abs Dif Cu (Org-Dup)

Figure 14.1: Field duplicates, (Original – Duplicates) vs. Sample Number, Cu (ppm).



Absolute Difference, Au Duplicates (g/t)
Average Absolute Difference=0.00346 (g/t)
Au Ori-Au Dup (g/t)
Sample Number
Abs Dif Au (Org-Dup)

Figure 14.2: Field duplicates, (Original – Duplicates) vs. Sample Number, Au (g/t).

The pairwise relative deviation of the duplicates is calculated as the absolute value of the difference between the pairs, divided by (relative to) the average value of the pair. The mathematical expression is thus:

$$\% \operatorname{Re}lDev = \frac{ABS(Ori - Dup)}{[(Ori + Dup)/2.0]}$$

The % Relative Deviation are sorted and plotted against their cumulative frequency, see Figures 14.3 and 14.4, for Cu and Au, respectively. In the case of field duplicates, it is expected that 90% of the pairs be at 20% percent or less relative deviation for Cu and Au. In this case, Josemaria duplicates show that 90% of the duplicates are about 15% relative deviation or less for Cu, while for Au the same parameter is at about 22%, which is considered good.



GeoSystems International


Cumulative Pairwise Relative Difference, Cu Duplicates (ppm)
100
80
60
40
20
0
(CuOri-CuDup)/[(CuOri+CuDup)/2] (%)
0.002 0.047 0.092 0.137 0.182 0.226 0.271 0.316 0.361 0.406 0.451 0.496 0.54 0.585 0.63 0.675 0.72 0.765 0.809 0.854 0.899 0.944 0.989
Cumulative Frequency
Sorted Abs Values of Relative Dif Cu

Figure 14.3: Cumulative Frequency of the Pair Relative Deviations, Cu (ppm).



Cumulative Pairwise Relative Difference, Au Duplicates (ppm)
(CuOri-CuDup)/[(CuOri+CuDup)/2] (%)
Cumulative Frequency
Sorted Abs Value of Relative Dif Au

Figure 14.4: Cumulative Frequency of the Pair Relative Deviations, Au (g/t).

15.0 Adjacent Properties

Immediately to the south of Josemaría is the Batidero property owned by TNR through Solitario and in which Tenke has earned a 75% interest. To the southwest of Josemaría is the Vicuña prospect, also owned by Tenke. In addition to the original Vicuña prospect there are several joint venture sub-projects exploring for similar targets between Vicuña and Josemaría.

Tenke Mining Corp.
Batidero/Lirio/Vicuña
Target Map

GLACIAR POTRO
High Sulphidation Epithermal System
0 to 1.7g/t Au in 5 km talus line
strong bleg anomalies

ACANTILADO
High Sulphidation
Epithermal System
0 to 1g/t Au
in energite veins

JOSEMARIA
Porphyry Au-Cu system
with potential for proximal high-low sulphidation veins. 1000m RC drilling, geophysics and detailed sampling with trenching

VICUÑA
Sampling and mapping of targets

RIO HEDIONDO
High Sulphidation
Epithermal System
0 to 10 g/t Au in massive energite veins

MARANCELES SHELTER

LIRIO

MARANCELES
High Sulphidation Epithermal System
0 to 4g/t Au in Qtz/energite/pyrite veins

BATIDERO
Low Sulphidation veins
to 4 g/t Au

FILO DEL SOL
Porphyry Cu/Epithermal
VRC-4 182m @ 0.54% Cu/52g/t Ag/0.31g/t Au
VRC-5 104m @ 1.14% Cu/48g/t Ag/0.26 g/t Au
Target open to north & west

BATIDERO

BATIDERO CAMP

VICUÑA

CHILE ARGENTINA

Veladero
/Pascua
90km

0 5 km

International border
4WD road

PROYECTO BATIDERO
CHILE
ARGENTINA
LA RIOJA
SAN JUAN

Figure 15.1 Location of Adjacent Properties

The following material has been taken directly from published descriptions by Tenke Mining Corp and has been edited for continuity in this report.

Vicuña Project

Exploration by the Tenke Mining Corp at the Vicuna project focuses on high sulphidation, epithermal gold targets. Geological mapping, regional talus and rock chip geochemistry and geophysics (CSAMT, IP-Res, Mag) identified clusters of epithermal signatures which include explosive breccia centres (possible diatremes) with strong gold/silver anomalies at surface. These targets were mostly associated with geophysical resistors (intensely silicified structures) resulting from multiple events of fracture and silica introduction into the upper levels of these epithermal systems.

Drilling of these targets resulted in several highly anomalous gold, silver and copper intercepts with mineralization open at depth. The results indicate vertical variations of the epithermal system and gradational interaction with porphyry systems at depth. Hole VRC-4 returned 182 m grading 0.54% Cu, 52 g/t Ag and 0.31 g/t Au - the bottom 10 m graded 0.85% Cu and 0.64 ppm Au and is open at depth. Hole VRC-5 returned 104 m grading 1.14% Cu, 48 g/t Ag and 0.26 g/t Au, also open at depth. Most of the mineralization is acid soluble.



TENKE MINING CORP
VICUÑA DRILLING
Undrilled Exploration Target
Filo del Sol Diatreme
0.66% Cu
102-324m
0.41g/t Au
174-198m
& 0.59g/t Au
206-236m
& 1.75g/t Au
308-346m
0.48% Cu/0.53g/t Au/2g/t Ag
152-168m
0.52% Cu/0.31g/t Au/52g/t Ag
94-276m
0.41% Cu
178-200m
0.55g/t Au
98-210m
0.38% Cu/0.31g/t Au/3g/t Ag
88-120m
1.14% Cu/0.26g/t Au/48g/t Ag
96-200m
0.36% Cu
6-26m
& 0.16% Cu
182-258m
1.25g/t Au
160-184m
0.33% Cu
162-242m
0.28g/t Au
92-250m
14.87g/t Ag
66-138m
1.04% Cu/0.44g/t Au/9g/t Ag
12-54m
0.18%Cu/0.59g/t Au/1g/t Ag
4-70m
Undrilled Exploration Target
2004 Tenke DDH
Tenke/Rio Tinto DDH
Cyprus DDH
vi-12
vi-17
vi-7
vi-13
vi-3
0.62% Cu/0.43g/t Au/2g/t Ag
4-66m
0 250 500 750 1000 m

Figure 15.2 Vicuna Drilling



GeoSystems International

Further work in the area in 2002 led to greater emphasis on the district-wide porphyry/epithermal transitions. As exploration within the region progressed, several additional epithermal anomalies were identified along margins or flanks of multi-phased porphyry intrusives, exposing a variety of potential targets which are "telescoped" into older systems. Vicuña appears to be part of a larger regional multi-porphyry system which shows a vertical section of over 1,000 metres with evidence of mineralized targets of several ages.

A 1,170 metre program in 4 widely spaced holes was completed in March, 2004 on the Filo del Sol target, testing the deeper portions of the open mineralization previously discovered as well exploring the potential northern extension of the copper/gold zone. The results indicate a significant lateral extension of mineralization to the north at Filo del Sol, where Hole VRC-28 was drilled some 300 metres north of any previous drilling in the vicinity of the diatreme. A major copper intercept was encountered in VRC-28 grading 0.66% Cu over 224 m, including an 8 m interval of 7.43% Cu.

These intercepts, together with new geochemical sampling and regional geological mapping at the eastern flanks of the Vicuña epithermal-porphyry system continue to provide evidence of a large deep porphyry potential with associated exposures of epithermal systems on top. The variable conditions of the mineralized intervals at depth as well as the relationships between gold and copper zones in most of the holes are interpreted to correlate with exotic copper mineralization along strongly fractured zones where gold was deposited initially as the result of epithermal fluid interaction. The origin of such a system is related to local porphyry systems. The best grades and continuity of mineralization coincide with the flanks of the diatreme system at Filo del Sol, and therefore, untested targets still remain at the borders of the system.

Batidero Project

The history of the Batidero property was described earlier. Within the central parts of Batidero a number of Au veins and breccias were explored by Solitario, Barrick Exploraciones de Argentina S.A. and subsequently Tenke between 2000 and 2003. The relationship of these breccias and veins to the porphyry system at Josemaría is not well understood and the extent to which they may provide additional exploration insight has not yet been determined. Although Batidero is included in the subject of the report, the epithermal gold target that initiated exploration has not been discussed in detail. That aspect of the Batidero property may be considered *adjacent* to the primary porphyry Au-Cu-Mo system of Josemaría.


GeoSystems International

16.0 Mineral Resource and Mineral Reserve Estimates

The most recent resource estimate is described in the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina", dated January 23, 2006. This report has been filed on SEDAR and the reader is referred to the report for further details on the resource estimate. A brief summary is provided in the section below.

16.1 Database and Geologic Model.

The database used to estimate the resources at Josemaría consisted of a total of 34 inclined surface drill holes (as of year-end 2005), dipping in between 80° to 65° to the east and west.

The assay database was composited to 2 m and coded using the modeled geology. Three zones were defined to control grade estimation within the mineralized volume including the main mineralized zone (MZ), the leached cap (LIX) and the volcanic (SEV) sequence (as determined by the low-angle fault described elsewhere). The LIX and SEV zones were estimated as separate domains. The remainder of the composites are assigned to MZ volume (intrusive complex).

The high-grade analysis was based on the probability curves for each estimation domain, as well as the quantity of metal as a function of Au and TCu cutoff grades. Table 16.1 shows the summary for the grade capping applied. It is important to note that "capping" means re-setting all values higher than the chosen threshold to that threshold.

Table 16.1: Au and TCu grade capping, by estimation domain.

Estimation Domain	Au capping grade (g/t)	Percentile Au distribution	TCu capping grade (ppm)	Percentile Au Distribution
Mineralized (Zone 0)	1.00	99.5%	12,000	99.3%
SEV	0.35	99.0%	2,000	99.0%
LIX	0.75	99.5%	3,000	98.5%

16.2 Variography.

Correlograms were run on the original samples for both TCu and Au, without separating estimation domains. The correlogram models developed were discussed with site geologists, and in all cases found reasonable and in agreement with current geologic knowledge. The main conclusions and observations obtained from variography were:


GeoSystems International

1. Overall correlations are in the same order of magnitude as expected for this type of deposit, between 100 m to 200 m for about 50 to 70% of the total variance. General directions of continuity are N-W for the first structure and N-S to N-E for the overall model. In some cases, and in particular for Au and considering the first structure, there is good continuity down dip, although rarely as good as the along-strike continuity.

2. Generally, the TCu and Au spatial correlations are similar, particularly as it relates to the overall spatial distribution. However, there are differences that may be significant, since they suggest a stronger structural control (sub-vertical) for the shorter-range correlations in the case of Au.

3. In the sub-horizontal plane, the first structures tend to exhibit a NW-SE trend, which corresponds to a district-wide structural system, while the longer-ranges appear to correspond to a different district-wide system, orientated more N-S to NE-SW.

16.2 Resource Block Model.

The Josemaría resource block model was defined as a single-size block model that encompasses the area of interest. The model has its limits expressed in Gauss-Kruger (Campo Inchauspe).

The block size chosen was 25 x 25 x 15m, intended to reflect drill hole spacing available and generally accepted practices used to model large, Cu-Au porphyry deposits.

Grades were estimated using ordinary kriging (Journel and Huijbregts, 1978) and the correlogram models described in the previous section.

Three estimation passes were used to estimate the resource model. Each pass was done using a varying degree of requirements before any given block could be estimated. Data selection was done using octant searches in all cases, since it helps to avoid over-influence of individual drill holes in areas with redundant information. The searches were rotated according to the geologic information available and the correlogram models developed.

16.3 Resource Classification.

Using the CIM definitions (CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, August 2000), all Josemaría resources were classified as *inferred.*

16.4 Geologic Resources

The overall resources for the Josemaría Copper-Gold project are summarized in Table 16.2 according

to TCu cutoff. The resource estimate was completed by Mr. Mario E. Rossi, Qualified Person according to the definition set out in NI 43-101 by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. Also, Mr. Rossi is independent of Tenke Mining Corporation applying all of the tests in section 1.5 of NI 43-101.

The most important observations are:

1. The overall resource at a 0.3% Cu cutoff is inferred at 374 million tonnes with a 0.40% TCu and 0.29 g/t Au grades. All resources have been classified as inferred, as discussed above.

2. The amount of resources above cutoff drops rapidly for higher cutoffs. There are approximately 240 million tonnes estimated within the 0.3% to 0.4% cutoff grade class. The grades above the 0.4% cutoff are 0.52% TCu and 0.35 g/t Au, respectively.

3. The grades in the slightly enriched zone are being mixed with the lower grades of the primary mineralization. An improved geologic model that allows separation of the two (or more) zones should help in defining slightly higher grades in the upper portions of the deposit.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the resource estimates.

Other relevant factors that may materially affect the resources, including mining, metallurgical, and infrastructure are not yet known, and have not been discussed in this report.

Table 16.2: Total Resource, 2005 Resource Model, Josemaría.

Josemaría Model, Inferred Resources			
TCu Cutoff (%)	**Million tons above TCu cutoff**	**TCu Grade (%)**	**Au Grade (g/t)**
0.2	692	0.33	0.25
0.3	374	0.40	0.29
0.4	131	0.52	0.35
0.5	60	0.61	0.37
0.6	26	0.70	0.38
0.7	10.2	0.80	0.38
0.8	3.7	0.89	0.37


GeoSystems International

17.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been conducted on samples taken from the Josemaría property.

18.0 Other Relevant Data and Information

There is no additional information that the authors are aware of that would significantly affect the interpretation and conclusions of this report.

19.0 Interpretation and Conclusions

Geological mapping, geophysics and geochemistry evidence and drilling on the Josemaria property from 2002 through 2007 has delineated a prospective Cu-Au porphyry system. Three zones have been defined to control grade estimation within the mineralized volume. These were the main mineralized zone (MZ), leached cap (LIX) and the volcanic (SEV) sequence . The lixiviation zone was modelled based upon copper depletion and weathering profile logging. This zone of depletion varies from 50 m to 150 m in thickness. A preliminary resource estimate was prepared in late 2005. The resource model was used to guide further exploration of the deposit both to depth and to the west, north-west and south-east. Over the past two field seasons mineralogical studies, geophysical surveys and ongoing drill programs have improved the geological model of the deposit. This expanded information database should now be used to update the resource model which can then be used as a basis for preliminary assessment of the project.


GeoSystems International

20.0 Recommendations

20.1 General

The purpose of this report is to provide an update of the project status and summarize exploration activities undertaken since the last Technical Report was published January 23, 2006. The recommendations below are generally directed towards expanding the resource and improving the quality of future resources estimates at the Josemaria Project. Some of these recommendations are repeated as they are still considered action items in progress.

Topography

The topographic surface and survey control used for this level of study is adequate but consideration should be given to improving the quality and accuracy of the topography surface as the project advances. A budget has been prepared including an allocation for improvement of the topographic mapping.

Drillhole Surveys

Downhole surveys should be made of holes that can be re-entered and of all new drillholes. These recommendations are restated as the holes are very deep – to 850 m historically and to 600 m forecast in the current 2007/2008 exploration season. Attempts to survey holes in the past exploration season were unsuccessful. Alternative methods should be attempted in the future.

Density Determination

The density database for the project is limited. Density determinations should be undertaken as a routine part of the core logging procedure. The metallurgical program for 2007/2008 will include limited density testing.

QA/QC

Although no serious issues have been revealed with respect to QA/QC in the work done to date, for further project advancement it will be necessary to implement a more complete control program. Among other aspects, blanks, standards, and blind pulp duplicates should be sent to the laboratory (1 of each for every 20 samples). Continued vigilance is required to maintain the standards achieved so far on the project.

Core Logging

It is recommended that the reverse circulation holes be re-logged.

Resource Model Domains

The resource model domains are still very simplistic and there may be an opportunity to include improved domain limits to include alteration and additional structural elements.

References have been made to gold mineralization possibly related to epithermal events that could/should be isolated from porphyry copper-gold mineralizing events. At the current drill spacing these distinctions have not been identified and included in the resource model. Future work should address these issues if high gold values are encountered in the drilling results.

Geo-metallurgical Model

Future preliminary economic assessments of the deposit will require metallurgical test work to establish expected results for grinding, copper and gold recovery, concentrate grade, and tailings characterization. A program for preliminary metallurgical testing is recommended as follows:

- Grinding
    - SPI, bond RM, bond BM, Ai,
- SAG and HPGR testing if samples large enough are available
- Flotation
    - 18 tests -6 for grind optimization, 6 for circuit configuration, 6 for cleaning, regrinding assessement) + 2 cycle tests
- Tailings assessment
    - solid-liquid separation
- Concentrate penalty analysis
- Mineralogy of heads+flotation products

Geotechnical

Porphyry copper gold deposits typically lend themselves to large scale mining methods including open pit mining and underground caving methods. Rock mechanics properties and structural analyses will be required for future preliminary economic assessments. Core holes should be logged for geo-technical properties. Site geologists should be provided with guidelines and training to collect this information.

ARD Models

Large mining projects have the potential to impact the local environment. It is recommended that Tenke develop a database leading to creation of an Acid Rock Drainage (ARD) characterization model. Availability of this information will greatly improve the development of future mine plans both for the purposes of permitting and cost estimation.

Adjacent Properties

As the Josemaria Project is located in a prospective region for exploration, it is possible that there could be economic synergies with development of other deposits. As such, further exploration and development of the deposit should be undertaken with this possibility in mind.

Resource Model Update

The resource model initially developed in 2005 and reported on January 23, 2006 should be updated to include the drilling results of the 2005/2006 and 2006/2007 field seasons. Following the resource model update preliminary assessment of the deposit may be considered

Exploration Program and Budget 2007/2008 Field Season

A work program is recommended for the 2007/2008 field season. The key objective for the program is to continue defining the extension of mineralization in a 300 m plus wide zone that remains open northwest of hole JMRC-39 and characterized by a moderate to high magnetic response as shown in Figure 20.1. Copper and gold mineralization remains encouraging in hole JMRC-39 with higher grades characterized by strong phyllic alteration ((from 0-432m) 432 m @ 0.27g/t Au and 0.35% Cu, including (from 120-378 m) 258 m @ 0.32 g/t Au and 0.46% Cu, including (from 190-308 m) 118 m @ 0.299 g/t Au and 0.52% Cu)). It is expected that this zone of mineralization can be intersected and extended.

The three proposed holes totalling 1800 m are shown as follows:

A) 2446200 / 6855600 / line 4600 90 / -70 / 600 m
B) 2446050 / 6855700 / line 4580 90 / -70 / 600 m
C) 2446050 / 6855800 / line 4540 90 / -70 / 600 m

These holes are labelled and shown in dark green in Figure 20.1.


JOSEMARIA
0
0.25
0.5
kilometers

Figure 20.1 Proposed Drillholes

In order to characterize the different mineralization types, 30 metallurgical analyses and 30 density analyses will be carried out. A topographic survey will be carried out to improve the quality and accuracy of the topographic surface. A budget of approximately US$879,500 is envisaged to achieve the above mentioned program. The budget is further detailed in Table 20.1

Table 20.1 Exploration Budget

Item	US$
Drillholes - 1800 metres	$ 754,000
Metallurgical Testwork	$ 80,000
Density Analyses	$ 500
Topographic Survey	$ 5,000
General Administration	$ 40,000
Total	**$ 879,500**


GeoSystems International

21.0 Certificates of Authors




GeoSystems International


GeoSystems International, Inc.

Mario E. Rossi
GeoSystems International, Inc.
15998 Mataro Bay Ct.,
Delray Beach, FL, 33446, USA
Telephone: 561-495-8797
Fax: 561-498-1262
Email: mrossi@geosysint.com

CERTIFICATE of AUTHOR

I, Mario E. Rossi, Min. Eng., MSc, do hereby certify that:

1. I am Principal Geostatistician of:
   GeoSystems International, Inc
   15998 Mataro Bay Ct
   Delray Beach, Florida, USA,
   33446.
2. I graduated with a Master of Science degree in geostatistics from Stanford University, California, USA, in 1988. In addition, I have obtained a Mining Engineering degree from the University of San Juan, Argentina, in 1985.
3. I am a member of the Canadian Institute of Mining and Metallurgy (CIMM), a fellow of the Australian Institute of Mining and Metallurgy (AusIMM, Australia), a member of the Society of Mining Engineers (SME, USA), a member of the International Association of Mathematical Geology (IAMG), and a member of the Geological Society of America (GSA).
4. I have worked as a geostatistician for a total of 16 years since my graduation from university, and as a mining engineer for an additional 2 years.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of Section 16 of the technical report titled Josemaría Project Exploration Update, and dated 15th June, 2007 (the "Technical Report") relating to the Josemaría Project. I visited the Josemaría property on November, 2006 for 3 days.
7. I have had no prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 15th Day of June, 2007.

Mario E. Rossi

Nilsson Mine Services Ltd.
Telephone: 604 465 0703
FAX:604 465 0731
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1. I am President of:

   Nilsson Mine Services Ltd.
   20263 Mountain Place
   Pitt Meadows, British Columbia
   V3Y 2T9

2. I graduated with a Bachelors degree in Geology from the Queen's University in 1977. In addition, I obtained a Masters degree in Mining Engineering from the Queen's University in 1990.

3. I am a member of the Association of Profession Engineers of British Columbia.

4. I have worked as a geologist and mining engineer for a total of 29 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for assembly of the report and review of the resource estimation procedures.

7. I have had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the "Josemaría Project Exploration Update, and dated 15th June, 2007 (the "Technical Report") relating to the Josemaría Project with any stock exchange and/or other regulatory authority and any publication of the audit by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15th Day of June, 2007.


PROFESSIONAL
J. W. NILSSON
ENGINEER

John Nilsson, P.Eng.

References

References for Geology Sections as per "Summary Report for the Josemaría-Batidero Project,San Juan Province, Argentina", John Harrop, P. Geo. Cyberquest Geoscience Ltd., 20 April 2005

Achem, J.L, LaMotte, M.G., Saporiti, G., and R.D. Martinez, 2004, **Proyecto Josemaria, Provincia de San Juan – Argentina,** *Tenke Mining Corp (Deprominsa)* unpublished report, 20p

Carranza, E.J.M., 2002, **Geologically Constrained Mineral Potential Mapping,** ITC Publication 86

Cox, D.P and D.A. Singer (eds), 1986, **Mineral Deposit Models, USGS Bulletin 1693,** US Geological Survey

Kay, S.M. and C. Mpodozis, 2001, **Central Andean Ore Deposits Linked to Evolving Shallow Subduction Systems,** *GSA Today,* March 2001, pp4-9

Muntean, J.L. and M.T. Einaudi, 2000, **Porphyry Gold Deposits of the Refugio District, Maricunga Belt, Northern Chile,** *Economic Geology,* v95, pp1445-1472

Muntean, J.L. and M.T. Einaudi, 2001, **Porphyry-Epithermal Transition: Maricunga Belt, Northern Chile,** *Economic Geology,* v96, pp743-772

Panteleyev, A, 1995, **Porphyry Cu+/-Mo+/-Au,** in *Open File 1995-20,* Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp87-92

Panteleyev, A, 1996, **Epithermal Au-Ag: Low Sulphidation,** in *Open File 1996-13,* Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp41-44

Panteleyev, A, 1996, **Epithermal Au-Ag-Cu: High Sulphidation,** in *Open File 1996-13,* Lefebure, D.V. and Hõy, T., BC Ministry of Employment and Investment, pp37-39

Ragona, D, Anselmi, G., Gonzalez, G. and G. Vujovich, 1995, **Mapa Geologico de la Provincia San Juan, Republica Argentina,**Min de Econ y Obras y Srv Publicos

Ramos, V.A., Jordan, T.E., Allmendinger, R.W., Mpodozis, C., Kay, C.M., Cortes, J.M. And M. Palma, 1986, **Paleozoic Terranes of the Central Argentine Andes,** *Tectonics,* v5, pp855-880

Ramos, V.A., Critallini, E.O. and D.J. Perez, , **The Pamean flat-slab of the Central Andes.,**Journal of South American Earth Science, v15, pp59-78

Richards, J.P, 2003, **Tectono-Magmatic Precursors for Porphyry Cu-(Mo-Au) Deposit Formation,** *Economic Geology,* v98, pp1515-1533

Tenke, 2003, **Proyecto Batidero - Josemaría, Provincia de San Juan - Argentina,** *Tenke Mining Corp (Deprominsa)* unpublished report



GeoSystems International

Tenke, 2005, **Proyecto Josemaría-Batidero - Actualizacion de Datos Propuesta Sondajes** 2005, Tenke Mining Corp (Deprominsa) unpublished report

Vila, T and R.H. Sillitoe, 1991, **Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile**, *Economic Geology*, v86, pp1238-1260

References Resource Section

Journel, A.G and Huijbregts C.J., 1978, **Mining Geostatistics**. London; Achedemic Press, 1978


GeoSystems International

22 Appendices

APPENDIX A

DRILLHOLE DATABASE

JOSEMARIA

Drill Hole Headers

Drill Hole Assays

DRILL HOLE COLLARS JUNE 2007

POZOS	GK-X	GK-Y	COTA-C1C2	AZIMUT	DIP	LARGO
JM RC-01-04	2446192	6855292	4687	90	-65	370
JM RC-02-04	2446503	6855329	4645	270	-70	370
JM RC-03-04	2446090	6855389	4670	270	-70	350
JM RC-04-04	2446456	6855670	4520	180	-65	354
JM RC-05-04	2446700	6855277	4616	270	-80	370
JM RC-06-04	2447215	6855799	4425	90	-65	300
JM RC-07-04	2446512	6855468	4590	270	-70	304
JM RC-08-04	2446400	6855506	4590	270	-70	357
JM RC-09-04	2446520	6855476	4590	90	-70	350
JM RC-10-04	2446199	6855116	4750	90	-70	350
JM RC-11-05	2446630	6855093	4710	270	-75	350
JM RC-12-05	2446594	6855289	4635	270	-70	300
JM RC-13-05	2446200	6855202	4720	90	-70	350
JM RC-14-05	2446494	6855191	4700	270	-70	400
JM RC-15-05	2446399	6855051	4770	270	-70	440
JM RC-16-05	2446207	6854998	4790	90	-70	350
JM RC-17-05	2446203	6854892	4810	90	-70	420
JM RC-18-05	2446405	6855051	4770	90	-70	400
JM RC-19-05	2446451	6855396	4630	270	-70	400
JM RC-20-05	2446642	6855396	4585	270	-70	350
JM RC-21-05	2446195	6855195	4720	270	-70	400
JM RC-22-05	2446192	6855003	4790	270	-70	444
JM RC-23-05	2447108	6854605	4650	90	-70	372
JM RC-24-05	2445805	6854596	4845	270	-70	374
JM RC-25-05	2446312	6854195	4695	90	-70	400
JM RC-26-05	2446113	6854795	4845	90	-65	400
JM RC-27-05	2446099	6855500	4635	90	-60	420
JM RC-28-05	2445991	6854702	4855	90	-70	420
JM RC-29-05	2446109	6854792	4845	270	-70	408
JM RC-30-05	2446197	6854900	4810	270	-70	400
JM RC-31-05	2449550	6853600	4410	90	-80	240
JM RC-32-06	2446196	6855404	4650	270	-75	396
JM DH-01-05	2446196	6855112	4750	90	-70	519.75
JM DH-02-05	2446113	6855394	4670	90	-60	501.2
JM DH-03-05	2446095	6855048	4775	90	-60	513.35
JM DH-04-05	2446416	6855247	4685	270	-60	513.35
JM DH-05-05	2446297	6855151	4730	270	-60	358.1
JM DH-06-06	2446350	6855500	4590	180	-80	850
JM DH-07-06	2446205	6855195	4726	90	-80	850
JM RC-33-07	2446180	6855300	4690	270	-70	400
JM RC-34-07	2446100	6855550	4630	90	-60	400
JM RC-35-07	2446100	6855500	4640	0	-90	420
JM RC-36-07	2446100	6855100	4760	270	-80	400
JM RC-37-07	2446100	6855200	4730	270	-70	384
JM RC-38-07	2446100	6855550	4630	270	-80	390
JM RC-39-07	2446100	6855600	4620	90	-70	432
JM RC-40-07	2446600	6855200	4670	270	-80	427
JM RC-41-07	2444850	6856200	4620	270	-70	391
JM RC-42-07	2446400	6857000	4200	90	-75	150
JM RC-43-07	2446000	6855620	4600	360	-70	436
JM RC-44-07	2445170	6856270	4540	90	-70	204
JM RC-45-07	2445970	6855600	4600	270	-70	400
JM RC-46-07	2445930	6855400	4680	270	-75	400
JM RC-47-07	2445150	6856400	4570	90	-70	283
JM RC-48-07	2445920	6855300	4730	270	-70	324

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-01-04	0	2	100611	EXT	0.340	1.2	10.5	38	520	1	2	0.3	1	3	4	196	3.08	3.52	0.38	248	36	0.42	8	850	55	0.8	5	364	0.17	63	10	74	80
JM RC-01-04	2	4	100612	EXT	0.034	0.5	9.30	10	690	1.4	3	0.25	0.8	2	4	537	2.43	2.04	0.78	362	5	1.45	7	790	23	0.48	5	258	0.17	63	10	118	20
JM RC-01-04	4	6	100613	EXT	0.01	0.5	9.31	11	430	1.5	2	0.29	0.9	2	5	626	3.21	1.64	0.8	380	8	1.40	7	1100	31	0.62	5	286	0.15	98	10	123	20
JM RC-01-04	6	8	100614	EXT	0.021	0.6	10.1	6	660	1.8	2	0.31	0.8	3	4	522	2.84	1.84	0.8	480	4	1.10	7	850	22	0.34	5	346	0.17	98	10	150	20
JM RC-01-04	8	10	100615	EXT	0.022	0.5	9.81	7	780	1.6	2	0.25	0.8	2	4	498	3.06	2.46	0.8	381	17	1.28	5	1020	10	0.37	5	257	0.15	98	10	130	30
JM RC-01-04	10	12	100616	EXT	0.02	0.5	9.06	11	680	1.5	2	0.22	0.6	1	4	443	2.79	2.25	0.78	348	15	0.80	5	880	7	0.41	5	232	0.12	96	10	102	30
JM RC-01-04	12	14	100617	EXT	0.036	0.5	8.41	12	380	1.6	2	0.23	0.6	2	3	602	3.27	1.85	0.80	487	8	1.3	7	850	8	0.43	5	284	0.14	98	10	138	20
JM RC-01-04	14	16	100618	EXT	0.034	0.5	9.30	10	470	1.8	2	0.17	0.6	1	2	679	3.44	2.67	1.04	384	16	0.40	8	1040	11	0.73	5	142	0.11	98	10	138	20
JM RC-01-04	16	18	100619	EXT	0.032	0.5	9.4	11	350	1.7	2	0.12	0.9	1	2	515	3.06	3.17	0.78	298	9	0.34	6	910	15	0.82	5	130	0.11	62	10	78	20
JM RC-01-04	18	20	100620	EXT	0.030	0.5	9.10	11	730	1.7	2	0.16	0.7	2	2	650	3.16	2.14	1.01	384	6	0.86	7	780	14	0.84	5	244	0.14	56	10	138	30
JM RC-01-04	20	22	100621	ORG	0.041	0.5	8.37	10	480	1.6	2	0.17	1	1	3	538	3.21	2.49	0.96	341	15	0.45	6	730	5	0.64	5	237	0.13	61	10	118	20
JM RC-01-04	22	24	100623	EXT	0.104	1	6.9	12	670	1.4	2	0.08	0.7	1	3	607	3.43	2.84	0.75	280	15	0.44	4	700	6	0.42	5	128	0.13	56	10	75	30
JM RC-01-04	24	26	100624	EXT	0.046	0.6	9.11	5	500	1.6	2	0.1	0.7	1	4	560	2.82	2.83	0.8	370	13	0.7	7	650	9	0.54	5	151	0.15	67	10	67	20
JM RC-01-04	26	28	100625	EXT	0.096	0.8	8.22	6	210	1.3	2	0.09	0.7	1	5	702	4.77	2.56	0.76	323	19	0.48	5	880	3	1.02	5	102	0.1	66	10	60	30
JM RC-01-04	28	30	100626	EXT	0.094	0.8	8.45	5	570	1.4	2	0.08	0.8	1	4	478	3.50	2.58	0.73	245	28	0.48	5	770	6	0.35	5	88	0.09	97	10	54	30
JM RC-01-04	30	32	100627	EXT	0.062	1	8.7	19	720	1.5	2	0.11	0.7	1	3	480	2.82	2.87	0.7	538	13	1.38	6	1410	40	0.34	5	283	0.16	64	10	128	40
JM RC-01-04	32	34	100628	EXT	0.06	0.7	8.30	38	730	1.5	2	0.1	0.7	1	3	400	2.45	2.40	0.6	384	5	0.88	8	880	32	0.4	5	253	0.14	62	10	62	50
JM RC-01-04	34	36	100629	EXT	0.071	0.8	8.87	6	710	1.3	2	0.07	0.8	1	1	365	2.87	2.57	0.80	501	12	0.63	6	730	11	0.23	5	158	0.13	54	10	104	20
JM RC-01-04	36	38	100630	EXT	0.041	0.8	8.63	10	680	1.5	2	0.04	0.8	2	1	377	3.32	2.10	0.8	537	12	0.85	6	680	7	0.23	5	103	0.14	91	10	112	20
JM RC-01-04	38	40	100631	EXT	0.086	1	8.91	16	730	1.5	2	0.02	0.8	2	2	385	3.30	3.22	1.26	681	7	0.3	8	730	31	0.28	5	45	0.14	58	10	142	20
JM RC-01-04	40	42	100632	EXT	0.060	0.7	9.3	12	730	1.5	2	0.04	0.8	3	1	347	3.84	2.79	1.84	790	7	1	8	980	37	0.21	5	102	0.16	66	10	172	20
JM RC-01-04	42	44	100633	EXT	0.079	1.1	9.84	6	780	1.3	2	0.05	0.7	2	3	336	2.50	2.00	0.86	680	9	1.34	7	780	88	0.18	5	118	0.16	56	10	181	20
JM RC-01-04	44	46	100634	EXT	0.083	1.1	9.63	9	730	1.7	2	0.05	0.8	3	2	475	3.64	2.79	1.24	880	22	0.9	8	1370	28	0.4	5	118	0.15	57	10	208	20
JM RC-01-04	46	48	100635	EXT	0.081	1	9.15	10	780	1.3	2	0.04	0.7	1	2	380	2.88	2.83	0.9	542	11	1	5	640	13	0.23	5	114	0.17	64	10	147	20
JM RC-01-04	48	50	100636	EXT	0.040	0.6	9.50	6	730	1.5	3	0.06	0.8	2	3	380	2.77	2.53	1.06	610	14	1.36	8	1020	24	0.19	5	178	0.15	64	10	153	10
JM RC-01-04	50	52	100637	EXT	0.066	0.9	9.00	6	740	1.4	2	0.04	0.8	1	2	427	3.8	2.06	1.06	614	28	0.66	7	730	17	0.22	5	108	0.14	58	10	152	20
JM RC-01-04	52	54	100638	EXT	0.084	0.8	9.15	8	700	1.5	2	0.02	0.9	1	1	786	3.16	2.00	0.87	581	30	0.33	8	780	10	0.47	5	124	0.12	57	10	164	10
JM RC-01-04	54	56	100639	EXT	0.081	1	9.24	8	650	1.4	2	0.02	0.9	3	3	780	3.53	2.36	0.84	673	44	0.53	8	770	8	0.48	5	153	0.15	56	10	186	20
JM RC-01-04	56	58	100640	ORG	0.084	0.6	9.47	7	880	1.5	3	0.02	0.8	2	2	867	3.97	2.79	0.90	631	37	0.44	11	850	8	0.33	5	134	0.13	62	10	188	20
JM RC-01-04	58	60	100642	EXT	0.138	1.2	8.48	13	880	1.3	2	0.02	0.6	3	5	584	3.28	2.73	1.06	671	32	0.68	8	800	20	0.25	5	67	0.13	63	10	188	10
JM RC-01-04	60	62	100643	EXT	0.135	0.9	8.79	7	850	1.8	2	0.02	0.6	1	4	627	2.98	3.77	1.06	578	13	0.22	17	570	38	0.38	5	63	0.1	50	10	167	20
JM RC-01-04	62	64	100644	EXT	0.232	1.2	8.04	13	580	1.8	2	0.04	0.6	3	6	1510	4.42	3.3	1.04	886	23	0.22	10	1120	12	0.78	5	72	0.08	64	10	187	20
JM RC-01-04	64	66	100645	EXT	0.179	1.4	8.38	8	810	1.7	4	0.09	2.2	6	3	4320	3.36	3.18	1.36	1070	22	0.40	10	880	86	0.5	5	65	0.15	67	10	370	80
JM RC-01-04	66	68	100646	EXT	0.143	1	8.48	8	810	1.5	2	0.04	0.9	6	2	4080	2.85	2.80	1.46	681	11	0.60	6	820	32	0.28	5	53	0.16	88	10	227	20
JM RC-01-04	68	70	100647	EXT	0.211	1	8.08	8	580	1.2	2	0.08	1	5	2	3300	2.80	2.26	0.90	695	11	1.80	6	770	25	0.28	5	88	0.14	58	10	165	10
JM RC-01-04	70	72	100648	EXT	0.298	1.1	8.33	5	570	1.3	2	0.05	1.6	7	4	4080	2.80	2.34	1.16	661	30	1.38	10	670	46	0.53	5	73	0.13	58	10	221	20
JM RC-01-04	72	74	100649	EXT	0.508	1.7	7.75	10	580	1.5	3	0.03	4.7	6	4	6020	3.25	3.02	1.24	626	51	0.31	11	880	129	0.78	5	38	0.13	56	10	496	40
JM RC-01-04	74	76	100650	EXT	0.226	1.1	8.81	5	910	1.7	2	0.04	1.3	5	5	5840	2.84	2.80	1.5	672	43	0.75	11	620	38	0.4	13	66	0.13	51	10	180	30
JM RC-01-04	76	78	100651	EXT	0.28	1.2	8	7	570	1.4	2	0.04	1	5	6	5820	2.72	2.47	1.31	582	88	0.68	11	420	40	0.43	5	80	0.11	45	10	182	20
JM RC-01-04	78	80	100652	EXT	0.262	1.2	8.32	11	610	1.6	3	0.03	0.8	6	8	5810	2.81	3.11	1.23	480	138	0.4	11	680	20	0.56	5	43	0.11	48	10	164	20
JM RC-01-04	80	82	100653	EXT	0.319	1.4	8.15	13	380	2	3	0.04	1	8	12	6660	2.77	2.52	1.3	542	21	0.71	11	710	50	0.85	5	68	0.13	58	10	180	20
JM RC-01-04	82	84	100654	EXT	0.316	1.1	5.94	5	420	1.1	2	0.02	0.8	6	19	5430	2.08	2.27	1.38	481	24	0.09	7	430	12	0.56	5	16	0.06	37	10	98	20
JM RC-01-04	84	86	100655	EXT	0.297	0.8	5.28	5	380	1	2	0.02	1	5	8	3730	1.61	2.04	1.22	414	20	0.07	7	410	13	0.5	10	12	0.07	32	10	88	20
JM RC-01-04	86	88	100656	EXT	0.467	1.4	5.73	9	820	1.3	2	0.02	0.8	7	6	7380	2.18	2.33	1.16	401	44	0.07	8	470	13	0.84	5	18	0.08	38	10	81	30
JM RC-01-04	88	90	100657	EXT	0.378	1.1	5.8	8	830	0.8	2	0.02	1	9	4	4660	2.08	2.23	1.18	434	40	0.26	7	830	18	0.5	5	21	0.08	41	10	88	20
JM RC-01-04	90	92	100658	EXT	0.179	0.7	8.01	6	540	1.3	2	0.12	1.1	7	5	2880	3.04	2.47	1.34	787	43	1.06	10	840	27	0.42	5	100	0.14	88	10	172	10
JM RC-01-04	92	94	100659	EXT	0.346	1.6	6.67	8	600	1.3	2	0.08	1.3	7	4	4580	2.87	2.38	1.34	648	24	0.38	7	580	31	0.63	5	31	0.11	45	10	198	20
JM RC-01-04	94	96	100660	EXT	0.44	1.4	6.87	8	600	1.3	2	0.15	1	6	10	4460	3.67	2.57	1.18	847	14	0.63	10	820	15	0.72	5	33	0.1	40	10	182	20
JM RC-01-04	96	98	100661	EXT	0.387	1.4	5.67	5	640	1.1	2	0.08	1.6	7	7	6330	3.04	2.17	0.98	449	18	0.27	7	400	33	0.88	5	22	0.08	38	10	180	20
JM RC-01-04	98	100	100662	EXT	0.318	1.2	6.73	7	510	1.2	2	0.13	2	8	13	4050	3.73	2.34	1.18	632	24	0.67	8	830	38	0.63	5	43	0.12	49	10	283	20
JM RC-01-04	100	102	100663	ORG	0.292	1.1	6	8	540	1.4	2	0.07	0.6	8	12	4858	3.38	3.03	1.78	716	16	0.51	10	880	16	0.47	5	25	0.11	44	10	157	20
JM RC-01-04	102	104	100665	EXT	0.275	1.3	6.73	11	530	1.4	2	0.18	0.7	14	5	4580	3.8	2.97	1.86	714	15	0.87	8	720	11	0.57	5	50	0.14	42	10	143	30
JM RC-01-04	104	106	100666	EXT	0.243	1	7.26	5	480	1.4	2	0.04	0.6	8	6	4878	2.79	2.88	1.24	645	33	0.01	19	450	10	0.51	5	57	0.14	52	10	134	20
JM RC-01-04	106	108	100667	EXT	0.388	1.3	8.25	6	570	1.4	2	0.08	1.3	8	7	4848	3.07	2.76	1.44	667	17	0.98	8	880	35	0.58	5	63	0.13	57	10	188	20
JM RC-01-04	108	110	100668	EXT	0.286	1.2	8.54	6	680	1.4	2	0.22	1.2	8	5	2828	3.48	2.76	1.1	580	18	1.61	8	640	28	0.63	5	67	0.14	61	10	148	20
JM RC-01-04	110	112	100669	EXT	0.298	1	7.81	5	830	1.4	2	0.21	1	8	5	2865	3.84	2.48	0.82	538	182	1.78	6	770	22	0.42	5	137	0.17	50	10	134	20
JM RC-01-04	112	114	100670	EXT	0.328	1.2	7.82	12	480	1.2	5	0.2	0.8	7	7	3810	4.06	2.38	1.84	564	32	1.84	7	720	20	0.44	5	112	0.17	58	10	130	30
JM RC-01-04	114	116	100671	EXT	0.41	1.2	7.21	5	500	1.3	2	0.17	1.1	7	11	4480	3.38	2.4	1.1	504	41	0.98	8	680	14	0.52	5	44	0.17	58	10	120	20
JM RC-01-04	116	118	100672	EXT	0.271	1.1	8.07	9	860	1.3	2	0.06	1.1	8	7	4280	3.34	2.53	1.81	478	28	1.7	8	780	21	0.38	5	130	0.14	67	10	117	20
JM RC-01-04	118	120	100673	EXT	0.250	1.1	8.33	10	500	1.6	2	0.07	0.8	6	6	5580	3.01	2.72	1.29	524	53	1.84	8	710	18	0.58	5	65	0.13	61	10	115	20
JM RC-01-04	120	122	100674	EXT	0.347	1.2	7.38	5	480	1.8	2	0.03	2	8	6	7330	2.67	2.5	1.18	532	47	0.43	7	650	18	0.78	5	58	0.12	61	10	208	30
JM RC-01-04	122	124	100675	EXT	0.262	1.6	8.23	5	510	1.5	2	0.06	1.8	8	4	4880	4.32	2.18	1.08	586	45	1.42	6	780	34	0.64	5	88	0.14	78	10	188	20
JM RC-01-04	124	126	100676	EXT	0.347	1.6	7.88	5	680	1.6	2	0.06	1.1	10	2	6200	4.44	2.08	1.84	501	14	1.28	5	630	24	0.54	5	88	0.14	66	10	113	30
JM RC-01-04	126	128	100677	EXT	0.542	2.3	7.32	8	680	1.8	2	0.04	1.1	14	1	8880	4.47	2.38	0.97	484	20	0.77	10	880	40	0.88	5	112	0.12	67	10	178	30
JM RC-01-04	128	130	100678	EXT	0.440	1.8	6.8	5	400	1.5	2	0.05	1.4	12	6	6800	3.71	2.12	0.81	586	18	0.75	8	730	58	0.91	5	102	0.13	57	10	179	20
JM RC-01-04	130	132	100679	EXT	0.329	1.4	7.45	8	780	1.3	2	0.08	1.7	7	5	5150	6.14	2.08	0.80	906	22	1.29	8	600	31	0.95	5	157	0.14	47	10	147	30
JM RC-01-04	132	134	100680	EXT	0.45	1.6	7.36	8	790	1.5	2	0.08	2	9	6	5740	4.2	2.58	0.67	475	37	0.8	6	880	28	0.72	5	122	0.13	64	10	148	30
JM RC-01-04	134	136	100681	EXT	0.262	1.2	7.36	5	880	1.8	2	0.23	1.1	12	4	3878	4.89	2.38	0.90	587	10	1.16	6	878	34	0.38	5	148	0.15	70	10	188	20
JM RC-01-04	136	138	100682	EXT	0.151	1	6.21	5	480	2	2	0.33	1.3	14	6	1715	4.75	2.45	1.15	927	11	2.1	10	1160	46	0.2	5	173	0.16	79	10	208	20
JM RC-01-04	138	140	100683	EXT	0.34	1.3	6.12	8	710	2	2	0.3	1.8	14	4	3130	6.57	2.62	1.22	680	10	1.78	11	1120	43	0.28	5	185	0.16	79	10	228	30
JM RC-01-04	140	142	100684	EXT	0.388	1.6	7.52	5	480	1.6	3	0.19	2.7	14	3	5318	4.38	2.34	1.21	587	30	1.11	12	980	34	0.53	5	91	0.15	72	10	198	20
JM RC-01-04	142	144	100685	EXT	0.395	2	6.66	5	680	1.3	2	0.09	3.1	8	4	6848	4.36	1.8	0.86	487	48	0.78	6	800	128	0.77	5	80	0.14	46	10	388	40
JM RC-01-04	144	146	100686	EXT	0.405	2.9	7.42	5	750	1.2	2	0.1	1.4	9	2	7480	4.4	2.80	1.28	786	46	0.79	9	880	64	0.63	5	128	0.14	65	10	182	30
JM RC-01-04	146	148	100687	EXT	0.582	2.3	7.16	5	700	1.3	2	0.11	1.2	10	8	7380	6.2	2.1	1.34	738	14	0.78	19	1030	40	0.54	5	122	0.14	68	10	188	30
JM RC-01-04	148	150	100688	ORG	0.567	2.4	6.26	6	680	1.1	2	0.08	2.7	7	3	6050	3.63	1.6	1.86	731	21	0.40	4	718	88	0.71	5	87	0.12	51	10	320	30
JM RC-01-04	150	152	100690	EXT	0.468	1.6	6.14	7	580	1.2	2	0.12	1.4	8	3	4800	3.38	2.50	1.24	920	36	0.62	7	680	31	0.52	5	65	0.11	51	10	250	30
JM RC-01-04	152	154	100691	EXT	0.388	1.8	6.6	10	630	1.3	2	0.17	5.1	6	1	4840	3.73	2.01	1.36	1120	53	0.74	18	738	45	0.58	8	65	0.13	63	10	631	40
JM RC-01-04	154	156	100692	EXT	0.31	1.1	7.88	6	580	1.4	3	0.36	1.2	8	1	3180	3.78	2.00	1.33	971	22	2.36	19	970	40	0.37	8	188	0.18	72	10	234	20
JM RC-01-04	156	158	100693	EXT	0.383	1.2	8.41	13	540	1.7	4	0.23	8.2	10	3	3088	4.43	3.19	1.38	1120	64	1.47	15	880	108	0.46	10	125	0.18	81	10	887	40
JM RC-01-04	158	160	100694	EXT	0.440	1.3	8.50	34	430	1.6	3	0.08	1.4	6	2	8700	4.05	3.03	1.46	740	58	0.62	13	840	38	1.02	8	100	0.13	80	10	228	30
JM RC-01-04	160	162	100695	EXT	0.41	2	6.56	20	630	1.8	5	0.07	1.4	7	1	8800	3.94	3.05	1.04	581	48	0.86	12	718	25	1.18	6	100	0.12	54	10	228	30
JM RC-01-04	162	164	100696	EXT	0.453	1.8	5.83	14	514	1.8	5	0.07	6.4	13	3	8540	3.70	2.48	0.40	640	54	0.4	37	880	287	0.67	5	83	0.12	48	10	778	40
JM RC-01-04	164	166	100697	EXT	0.318	1.8	7.51	10	880	2.1	3	0.07	3.8	5	1	7440	3.26	3.44	1.2	802	52	0.2	10	850	140	0.87	6	116	0.15	62	10	384	30
JM RC-01-04	166	168	100698	EXT	0.38	1.5	6.88	5	720	1.5	3	0.07	2.2	6	2	6378	3.08	3.21	1	482	50	0.88	11	700	15	0.5	6	138	0.12	66	10	150	30
JM RC-01-04	168	170	100699	EXT	0.288	0.9	7.01	14	820	1.5	4	0.08	1.5	6	1	4880	2.8	2.94	1.14	584	71	0.88	11	710	30	0.4	5	151	0.13	46	10	158	20
JM RC-01-04	170	172	100700	EXT	0.496	1.5	8.95	13	650	1.2	4	0.16	1.2	6	1	5100	3.14	3.85	0.91	444	45	1.52	6	830	25	0.55	7	178	0.14	56	10	163	30
JM RC-01-04	172	174	100701	EXT	0.463	1.3	7.11	18	870	1.4	4	0.13	1.5	6	1	5700	2.73	3.02	1.04	500	51	0.9	6	800	13	0.56	5	138	0.13	82	10	180	30
JM RC-01-04	174	176	100702	EXT	0.463	1.3	7.4	22	830	1.4	2	0.13	1.7	7	1	6130	2.53	3.64	1.14	571	33	0.85	12	570	15	0.63	10	96	0.13	96	10	209	30
JM RC-01-04	176	178	100703	EXT	0.493	2.2	7.77	48	470	1.5	2	0.08	3.3	8	1	6850	2.44	3.6	1.06	536	58	0.62	11	570	16	0.63	11	67	0.14	67	10	182	40
JM RC-01-04	178	180	100704	EXT	0.656	2.3	7.6	88	280	1.6	2	0.1	4.4	7	1	10800	2.93	3.07	1.1	847	88	0.38	14	740	24	0.8	14	84	0.14	88	10	244	40
JM RC-01-04	180	182	100705	EXT	0.871	2	7.48	82	400	1.5	2	0.13	2.5	7	1	8140	3.06	3.05	0.86	771	65	0.88	12	530	32	0.77	18	83	0.14	51	10	328	40
JM RC-01-04	182	184	100706	EXT	1.08	4.1	7.71	102	380	1.7	2	0.14	4.8	6	1	14400	3.44	3.61	1.04	734	121	0.6	20	778	23	1.15	28	88	0.14	98	10	307	60
JM RC-01-04	184	186	100707	EXT	0.716	3.8	7.84	67	910	1.7	2	0.19	2.3	8	1	11900	3.67	3.64	0.9	700	74	0.86	14	610	19	1.03	22	117	0.14	62	10	273	50
JM RC-01-04	186	188	100708	EXT	2.14	4.8	7.19	98	320	1.8	2	0.17	2.7	8	1	18800	4.83	3.08	0.96	888	106	1.22	13	610	52	2.56	14	83	0.14	57	10	344	70
JM RC-01-04	188	190	100709	EXT	0.987	4.1	7.44	47	340	1.8	5	0.19	1.4	5	1	8810	3.57	2.58	1.08	740	103	1.4	11	530	28	1.14	24	102	0.14	60	10	270	80
JM RC-01-04	190	192	100710	EXT	0.418	1.4	6.2	6	500	1.7	2	0.22	1	5	1	3330	3.63	3.3	1.1	815	20	1.5	11	830	41	0.32	10	128	0.16	63	10	174	20
JM RC-01-04	192	194	100711	EXT	0.578	2.8	7.08	12	780	1.4	4	0.09	1.4	6	1	8830	2.86	4.35	0.82	532	48	0.34	10	840	41	0.8	5	131	0.13	54	10	162	40
JM RC-01-04	194	196	100712	ORG	0.902	2.2	7.67	10	850	1.7	6	0.08	2.8	6	1	8220	3.36	4.33	0.78	537	40	0.38	11	880	19	0.88	6	90	0.15	88	10	242	30
JM RC-01-04	196	198	100714	EXT	0.548	2.8	6.44	11	330	1.5	4	0.04	1.2	6	1	9220	3.44	2.71	0.88	730	76	0.25	13	540	43	0.77	6	60	0.12	88	10	273	90
JM RC-01-04	198	200	100715	EXT	0.404	2	6.11	12	380	1.7	5	0.04	0.6	8	1	10400	4.38	2.78	0.88	1439	80	0.07	9	750	38	0.88	6	38	0.11	80	10	212	90
JM RC-01-04	200	202	100716	EXT	0.4	2.5	5.04	18	300	1.5	5	0.02	1.1	6	2	9120	3.11	2.37	0.83	1165	82	0.07	9	480	146	0.80	6	25	0.09	46	10	204	80
JM RC-01-04	202	204	100717	EXT	0.312	1.3	6.21	18	330	1.6	3	0.02	0.7	5	1	6790	3.29	2.38	0.82	790	21	0.07	9	470	17	0.43	6	23	0.1	60	10	146	40
JM RC-01-04	204	206	100718	EXT	0.23	1.8	4.25	15	280	1.1	3	0.02	0.7	8	1	5440	4.47	1.88	0.87	948	30	0.08	9	310	14	0.6	5	10	0.06	62	10	138	40
JM RC-01-04	206	208	100719	EXT	0.473	3.7	4.43	15	320	1.2	4	0.02	8.7	10	8	9868	3	1.86	0.88	744	51	0.08	4	410	583	1.28	5	17	0.17	48	10	687	80
JM RC-01-04	208	210	100720	EXT	0.5	1.8	5.08	11	330	1.7	6	0.03	1.8	4	3	9770	3.16	2.25	0.86	773	45	0.05	10	700	31	0.56	5	22	0.09	43	10	336	40
JM RC-01-04	210	212	100721	EXT	0.812	2.4	3.34	8	320	0.9	7	0.03	1.8	8	1	8880	3.8	1.48	0.88	788	47	0.05	6	310	11	0.86	5	9	0.05	34	20	280	60
JM RC-01-04	212	214	100722	EXT	0.57	2	4.64	6	610	1.3	8	0.03	2.2	6	1	8630	3.31	2.34	0.6	829	56	0.06	10	370	18	0.73	5	21	0.08	40	10	234	60

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-01-04	214	216	100723	EXT	0.608	2.8	4.91	11	480	1.5	4	0.06	3.8	7	5	7850	3.04	2.54	1.17	1086	52	0.07	14	410	78	0.78	5	33	0.12	50	20	664	40
JM RC-01-04	216	218	100724	EXT	0.596	2	4.57	7	560	1.2	3	0.04	0.6	7	1	4950	3.1	2.91	0.91	888	40	0.08	11	380	27	0.67	5	62	0.08	39	20	162	50
JM RC-01-04	218	220	100725	EXT	0.485	1.6	4.38	9	570	1	3	0.02	0.7	7	1	9940	2.93	2.89	0.95	654	31	0.04	8	340	15	0.88	5	63	0.08	24	20	170	60
JM RC-01-04	220	222	100726	EXT	0.614	1.7	6.57	16	480	2.2	3	0.13	1.2	12	54	4610	6.3	3.07	1.01	687	29	0.07	44	1130	33	0.54	5	88	0.34	86	10	210	70
JM RC-01-04	222	224	100727	EXT	0.347	1.4	5.3	8	530	1.4	3	0.02	0.7	5	1	7030	3.77	2.41	1.12	637	83	0.04	10	410	11	0.5	5	37	0.08	41	10	151	40
JM RC-01-04	224	226	100728	EXT	0.367	1.4	4.72	11	470	1.3	5	0.02	0.6	7	1	6840	3.13	2.63	1.08	876	139	0.07	12	340	28	0.54	13	43	0.07	35	30	225	50
JM RC-01-04	226	228	100729	EXT	0.5	1.7	4.16	12	400	1.1	2	0.12	0.5	[illegible]	31	5000	3.90	2.55	1.14	748	30	0.07	22	420	25	0.46	5	54	0.18	81	20	195	10
JM RC-01-04	228	230	100730	EXT	0.766	1.7	6.67	11	210	2.1	2	0.38	0.5	24	98	6350	7.17	2.49	2.05	1180	53	0.54	88	1600	16	0.44	5	99	0.58	138	18	236	20
JM RC-01-04	230	232	100731	ORG	0.639	5.7	5.38	14	470	1.3	2	0.03	0.5	8	12	11100	3.9	3.35	0.82	628	19	0.06	13	450	23	1.08	5	54	0.16	91	20	209	20
JM RC-01-04	232	234	100733	EXT	0.343	1.6	4.67	9	530	1.1	2	0.01	0.5	7	8	7740	3.95	3.11	0.72	650	17	0.07	4	310	16	0.44	5	90	0.13	47	20	180	10
JM RC-01-04	234	236	100734	EXT	0.425	1.7	4.66	8	520	0.8	2	0.01	0.5	5	8	7620	3.32	3.04	0.85	477	54	0.07	7	340	10	0.46	13	53	0.1	38	18	126	10
JM RC-01-04	236	238	100735	EXT	0.639	2	4.62	7	460	1.1	4	0.04	0.5	6	7	8080	4.15	2.86	0.67	634	63	0.12	6	380	19	0.86	16	88	0.12	62	10	181	10
JM RC-01-04	238	240	100736	EXT	0.43	1.4	4.79	6	450	1	2	0.02	0.5	6	5	6000	3.8	2.96	0.88	741	24	0.10	6	320	20	0.43	5	66	0.12	48	10	173	10
JM RC-01-04	240	242	100737	EXT	0.364	1.5	4.67	7	440	1	2	0.02	0.5	4	5	5280	3.62	2.96	0.6	637	23	0.12	7	380	32	0.43	5	57	0.12	45	10	142	16
JM RC-01-04	242	244	100738	EXT	0.512	4.3	4.52	10	500	1.1	2	0.02	1.0	7	16	4610	4.18	3.02	0.63	634	33	0.24	7	330	44	0.58	5	48	0.13	48	10	298	10
JM RC-01-04	244	246	100739	EXT	0.601	0.6	4.75	12	510	1	2	0.07	0.5	8	12	5220	3.37	3.17	0.88	489	43	0.28	4	390	26	0.67	5	66	0.11	44	10	182	10
JM RC-01-04	246	248	100740	EXT	0.399	1.4	5.57	5	520	1.2	2	0.14	0.5	6	12	3850	3.51	3.26	0.81	517	20	0.85	12	400	16	0.4	5	100	0.18	91	18	135	10
JM RC-01-04	248	250	100741	EXT	0.353	1.9	5.05	8	540	1.1	2	0.1	0.5	4	13	4700	4.01	3.46	0.86	608	18	0.31	11	450	42	0.61	17	98	0.16	57	10	156	10
JM RC-01-04	250	252	100742	EXT	0.653	1.2	5.8	10	430	1.3	2	0.07	0.5	9	20	5380	3.85	3.06	1.34	524	60	0.53	14	860	18	0.61	6	81	0.25	73	10	127	10
JM RC-01-04	252	254	100743	EXT	0.615	1.7	6.35	8	480	1.7	2	0.14	0.5	11	14	5270	3.88	3.31	1.44	547	45	0.86	13	580	19	0.46	5	128	0.3	78	10	152	10
JM RC-01-04	254	256	100744	EXT	0.535	1.4	5.73	11	530	1.4	2	0.07	0.5	9	15	5630	3.49	3.79	1.04	458	28	0.41	12	640	14	0.44	5	99	0.24	67	10	130	10
JM RC-01-04	256	258	100745	EXT	0.608	1.6	6.74	7	530	1.9	2	0.23	0.5	16	31	4718	5.47	3.43	1.64	717	38	0.72	33	1000	16	0.43	5	136	0.46	135	10	178	10
JM RC-01-04	258	260	100746	EXT	0.556	2.2	4.07	5	510	1.1	2	0.02	1.7	7	12	6330	2.76	2.72	1.82	604	21	0.1	18	380	67	0.74	5	52	0.17	47	10	371	10
JM RC-01-04	260	262	100747	EXT	0.622	2.6	3.53	5	510	0.8	2	0.01	0.6	5	6	8960	2.29	2.03	0.67	777	25	0.05	5	270	62	0.6	5	33	0.06	24	10	218	10
JM RC-01-04	262	264	100748	EXT	0.613	2.7	3.72	8	380	1.1	2	0.03	1.7	6	10	9880	2.86	1.65	0.75	654	26	0.03	8	420	98	1.79	5	36	0.07	32	20	203	10
JM RC-01-04	264	266	100749	EXT	0.604	2	5.09	8	540	1.1	2	0.03	0.5	6	15	6700	2.82	3.24	0.86	874	37	0.17	10	380	31	0.67	5	56	0.14	46	10	174	10
JM RC-01-04	266	268	100750	ORG	0.583	2.7	5.65	6	560	1.6	2	0.06	0.6	10	25	6030	3.56	2.81	1.14	734	84	0.16	17	580	40	0.88	5	73	0.25	40	20	303	10
JM RC-01-04	268	270	100752	EXT	0.547	2	6.41	6	470	1.7	2	0.19	3.1	15	40	6600	4.71	2.82	1.6	817	52	0.40	31	810	166	0.86	5	162	0.35	108	20	564	10
JM RC-01-04	270	272	100753	EXT	0.468	1.4	7.35	10	318	1.8	2	0.4	0.5	21	38	3670	5.26	2.21	2.42	867	47	1.86	18	1190	22	0.36	15	238	0.56	168	10	252	10
JM RC-01-04	272	274	100754	EXT	0.404	1.4	6.43	13	230	2.1	2	0.34	0.5	18	40	3310	5.04	2.35	2.83	889	50	0.6	22	1080	17	0.36	5	134	0.46	150	10	288	10
JM RC-01-04	274	276	100755	EXT	0.7	3.6	6.50	11	310	1.8	2	0.32	1	18	32	4170	5.33	2.19	1.84	880	82	1.36	16	1830	84	0.5	5	167	0.41	136	20	452	10
JM RC-01-04	276	278	100756	EXT	2.67	1.8	5.70	5	380	1.6	2	0.2	0.5	11	28	4340	4.36	2.48	1.41	1035	43	0.96	14	720	57	0.48	5	115	0.28	80	10	319	10
JM RC-01-04	278	280	100757	EXT	0.654	2.4	4.79	9	578	1.5	3	0.12	0.5	8	14	4880	3.30	2.37	1	695	52	0.43	8	530	48	0.56	5	77	0.18	60	10	258	10
JM RC-01-04	280	282	100758	EXT	0.421	1.8	5.79	9	410	1.4	2	0.19	0.5	8	17	3870	3.5	2.51	0.90	606	40	0.46	15	670	48	0.44	10	72	0.23	74	10	240	10
JM RC-01-04	282	284	100759	EXT	0.476	3.1	6.01	12	380	2	2	0.24	2.4	13	29	3480	3.98	2.76	1.54	665	54	0.32	21	930	98	0.5	5	68	0.33	118	10	512	10
JM RC-01-04	284	286	100760	EXT	0.473	6.9	4.49	10	580	1	2	0.16	2.4	7	14	3730	3.25	2.51	0.88	678	81	0.40	6	580	164	0.86	5	108	0.2	57	10	481	20
JM RC-01-04	286	288	100761	EXT	0.371	1.5	4.64	6	610	0.9	2	0.16	0.5	7	18	3008	3.72	2.6	0.64	791	62	0.47	4	520	47	0.47	5	113	0.16	95	10	230	10
JM RC-01-04	288	290	100762	EXT	3.2	1.3	6.38	11	480	1.5	2	0.32	0.5	14	38	2880	4.08	2.66	1.7	679	38	1.34	16	670	10	0.36	5	147	0.33	103	10	136	10
JM RC-01-04	290	292	100763	EXT	0.446	1.4	6.77	5	330	1.7	2	0.3	0.5	14	38	2720	4.37	2.45	1.71	753	28	1.16	16	710	30	0.38	5	118	0.3	103	10	213	10
JM RC-01-04	292	294	100764	EXT	0.531	1.4	4.48	5	530	1.1	2	0.22	0.5	6	8	3470	3	2.34	0.93	733	33	0.47	7	610	29	0.46	5	76	0.14	93	10	228	10
JM RC-01-04	294	296	100765	EXT	0.490	2.4	6.21	5	580	1.6	2	0.25	2.8	13	23	4540	3.67	2.57	1.28	940	47	0.25	18	880	77	0.4	5	61	0.23	42	20	521	10
JM RC-01-04	296	298	100766	EXT	0.395	1.6	6.79	5	520	1.6	2	0.44	0.5	12	25	3480	3.9	1.91	1.6	777	43	0.53	14	818	16	0.43	5	100	0.28	88	10	222	10
JM RC-01-04	298	300	100767	EXT	0.434	1.6	7.18	6	410	2	2	0.52	0.5	13	24	4330	4.5	2.61	1.69	841	53	1.08	15	1080	32	0.50	5	122	0.32	100	10	266	10
JM RC-01-04	300	302	100768	EXT	0.414	1.6	6.56	8	750	1.6	2	0.16	0.5	9	12	5470	4.13	1.86	1.12	687	61	0.62	9	480	19	0.63	5	88	0.15	71	10	300	10
JM RC-01-04	302	304	100769	EXT	0.541	2.4	5.50	9	980	1.5	2	0.28	1.4	8	25	6300	3.51	2.87	0.66	678	95	0.10	12	630	33	0.81	5	88	0.10	78	10	285	10
JM RC-01-04	304	306	100770	EXT	0.462	2.2	5.40	7	670	1.5	2	0.28	0.5	8	14	5630	3.57	2.6	1.63	711	41	0.28	8	640	18	0.73	5	77	0.10	74	10	178	10
JM RC-01-04	306	308	100771	EXT	0.51	1.7	6.46	7	650	1.7	2	0.35	0.5	8	13	4680	3.84	2.5	1	706	45	0.88	14	880	44	0.77	5	60	0.14	75	10	406	10
JM RC-01-04	308	310	100772	EXT	0.606	1.6	6.25	8	430	1.7	2	0.38	4.4	11	28	4720	4.84	2.08	1.34	820	88	0.5	22	1100	28	0.72	5	67	0.24	88	20	637	10
JM RC-01-04	310	312	100773	EXT	0.782	2.1	6.65	6	340	1.9	2	0.6	2.9	17	47	4400	4.5	2.6	1.64	867	53	0.31	48	1740	23	0.71	5	80	0.4	128	20	538	10
JM RC-01-04	312	314	100774	EXT	0.467	1.5	7.75	6	270	2.1	2	0.85	0.6	23	91	3800	5.28	2.44	2.85	1166	63	0.56	58	2140	36	0.45	5	62	0.54	756	10	385	10
JM RC-01-04	314	316	100775	EXT	0.35	1.6	7.81	10	370	1.9	2	0.73	2.1	28	50	3880	5.04	2.52	2.43	1758	76	0.66	46	1870	50	0.51	5	120	0.61	152	10	441	10
JM RC-01-04	316	318	100776	EXT	0.430	1.6	6.67	6	330	1.9	2	0.65	1.2	21	38	3680	4.64	2.2	2.46	888	86	0.86	41	1700	42	0.5	5	127	0.43	138	10	318	10
JM RC-01-04	318	320	100777	EXT	0.4	1.4	6.38	16	320	2.6	2	0.44	0.5	20	47	4010	5.77	3.13	2.27	832	84	0.86	28	1270	33	0.40	5	118	0.41	150	10	380	10
JM RC-01-04	320	322	100778	EXT	0.472	1.6	7.19	7	340	2.2	2	0.36	0.5	16	31	4420	4.52	2.64	1.80	834	60	0.6	26	880	28	0.40	5	65	0.34	114	10	308	10
JM RC-01-04	322	324	100779	EXT	0.330	1.6	5.54	16	480	1.2	2	0.78	0.5	6	31	3880	4.31	1.66	1.26	1086	51	0.9	17	630	32	0.67	5	144	0.2	79	10	282	10
JM RC-01-04	324	326	100780	ORG	0.364	1.6	6.65	11	440	1.6	2	0.51	0.5	13	19	3580	4.35	1.48	1.65	884	32	1.56	14	630	18	0.38	5	180	0.38	118	10	110	10
JM RC-01-04	326	328	100782	EXT	0.362	1.6	4.67	7	340	1.3	2	0.34	0.5	6	20	5840	3.15	2.13	1.14	712	90	0.61	12	580	28	0.40	5	48	0.23	75	10	140	10
JM RC-01-04	328	330	100783	EXT	0.374	3.4	6.48	6	500	2.1	3	0.27	2.8	13	25	3700	4.15	1.71	1.54	1106	46	0.52	23	810	287	0.86	5	60	0.28	114	20	536	10
JM RC-01-04	330	332	100784	EXT	0.346	1.5	6.77	9	480	1.6	2	0.38	0.5	15	33	3180	4.43	2.01	1.88	1180	38	1.36	22	810	27	0.42	5	152	0.33	117	10	253	10
JM RC-01-04	332	334	100785	EXT	0.298	2.6	4.7	6	380	1.7	2	0.42	0.5	15	24	3540	3.78	2.73	1.62	1050	61	0.75	18	780	23	0.48	5	118	0.34	102	10	240	10
JM RC-01-04	334	336	100786	EXT	0.498	6	5.70	7	510	1.8	2	0.28	1.0	8	19	5180	3.28	2.56	1.3	783	42	0.35	17	480	248	0.78	5	79	0.2	66	10	370	10
JM RC-01-04	336	338	100787	EXT	0.434	1.6	7.51	7	310	1.7	2	0.75	0.5	16	53	3470	4.87	2.02	2.6	627	67	1.42	47	1120	20	0.38	5	148	0.46	132	10	258	10
JM RC-01-04	338	340	100788	EXT	0.362	1.4	7.68	6	340	1.8	2	0.79	0.5	21	41	2582	5.3	2.38	2.61	868	53	1.79	30	1240	27	0.29	5	262	0.54	154	10	284	10
JM RC-01-04	340	342	100789	EXT	0.961	1.6	6.43	8	420	1.5	2	0.41	1.4	14	40	3500	4.82	2.4	1.66	1070	40	1.52	20	818	40	0.4	5	180	0.31	114	10	382	10
JM RC-01-04	342	344	100790	EXT	0.442	1.5	7.82	8	520	1.6	2	0.41	0.6	12	37	4860	4.31	2.48	1.66	780	63	1.96	16	770	32	0.81	5	162	0.28	112	10	248	10
JM RC-01-04	344	346	100791	EXT	0.517	1.8	6.15	9	480	1.5	2	0.38	0.5	11	30	4050	3.58	2.17	1.36	686	56	1.44	15	680	28	0.66	5	190	0.25	88	10	247	10
JM RC-01-04	346	348	100792	EXT	0.6	1.5	6.27	13	980	1.4	3	0.36	0.5	12	30	4300	4.22	2.48	1.5	688	63	1.26	16	700	38	0.40	5	192	0.27	97	10	211	10
JM RC-01-04	348	350	100793	EXT	0.466	1.3	6.15	19	950	1.7	2	0.36	0.5	10	31	3800	3.86	2.67	1.44	888	55	1.1	14	678	28	0.41	5	131	0.28	94	10	200	10
JM RC-01-04	350	352	100794	EXT	0.457	1.5	6.29	5	700	2	2	0.34	0.5	11	14	5120	3.50	2.37	1.2	840	78	0.62	11	780	17	0.81	5	100	0.21	62	10	143	10
JM RC-01-04	352	354	100795	EXT	0.467	1.7	6.36	8	520	1.7	2	0.55	0.5	14	24	4770	3.98	2.08	1.56	828	67	1.37	10	910	18	0.43	5	190	0.34	119	10	161	10
JM RC-01-04	354	356	100796	EXT	0.430	1.5	5.9	11	620	1.3	2	0.36	0.5	8	20	3640	3.24	2.24	1.25	708	96	1.10	12	610	26	0.4	5	134	0.22	82	10	214	10
JM RC-01-04	356	358	100797	EXT	0.44	1	6.42	13	580	1.5	2	0.39	0.5	10	18	5440	3.36	2.62	1.30	685	56	1.5	9	740	30	0.88	5	134	0.27	91	10	156	10
JM RC-01-04	358	360	100798	EXT	0.421	1	6.34	16	578	1.4	2	0.40	0.5	10	21	3600	3.40	2.58	1.37	582	52	1.42	11	1000	28	0.6	5	152	0.33	106	10	142	10
JM RC-01-04	360	362	100799	EXT	0.229	2.8	5.98	65	720	1.6	2	0.38	0.5	8	23	4170	3.28	2.44	1.2	976	44	0.63	12	740	77	1.48	5	92	0.23	80	10	288	30
JM RC-01-04	362	364	100800	EXT	0.343	3.5	5.68	28	710	1.5	2	0.4	1.3	10	20	3750	3.37	2.34	1.22	784	43	0.56	10	730	74	1.5	5	68	0.28	88	20	263	20
JM RC-01-04	364	366	100801	EXT	0.578	1.2	6.67	11	518	1.7	2	0.4	0.5	13	28	3400	4.37	1.76	1.60	405	48	1.36	10	780	32	0.43	5	123	0.27	106	10	238	10
JM RC-01-04	366	368	100802	EXT	0.361	1.2	5.21	6	580	1.5	2	0.14	0.5	9	13	4180	2.88	1.72	1.03	532	123	0.40	5	470	10	0.88	5	68	0.14	67	10	128	10
JM RC-01-04	368	370	100803	EXT	1.08	1.6	5.57	8	650	1.4	3	0.15	0.5	18	20	4520	3.50	1.61	1.18	664	73	0.58	18	530	15	0.78	5	82	0.18	78	10	203	10
JM RC-02-04	0	2	100804	ORG	0.298	1.6	6.98	12	580	2.3	2	0.18	0.5	18	24	1140	6.14	1.82	2.38	657	33	0.08	35	1380	14	0.06	8	53	0.3	164	10	633	10
JM RC-02-04	2	4	100806	EXT	0.304	1.4	7.33	12	540	1.4	4	0.11	0.5	11	16	603	4.01	1.60	1.66	853	47	0.06	20	840	53	0.1	5	37	0.17	114	10	389	10
JM RC-02-04	4	6	100807	EXT	0.347	1.3	7.58	12	550	1.3	8	0.08	0.5	8	21	770	3.89	2.01	1.58	715	85	0.08	17	880	68	0.1	5	38	0.1	120	10	282	10
JM RC-02-04	6	8	100808	EXT	0.3	1.4	6.67	10	500	1.2	5	0.08	0.5	8	17	657	3.82	1.66	1.34	611	100	0.08	16	720	38	0.12	5	38	0.17	107	10	252	10
JM RC-02-04	8	10	100809	EXT	0.277	1.3	7.77	7	570	1.4	5	0.09	0.5	8	19	778	4.34	3.08	1.56	750	106	0.06	17	810	27	0.1	5	64	0.17	127	10	380	10
JM RC-02-04	10	12	100810	EXT	0.289	1	7.21	7	600	1.2	8	0.07	0.5	10	25	866	4.6	2.61	1.65	888	86	0.06	16	810	23	0.08	5	16	0.17	121	10	480	10
JM RC-02-04	12	14	100811	EXT	0.322	0.8	7.34	7	400	1.5	7	0.1	0.5	11	19	1485	4.82	2.28	1.76	785	132	0.05	22	710	36	0.07	5	32	0.18	121	10	408	10
JM RC-02-04	14	16	100812	EXT	0.254	1.3	7.82	37	280	1.6	2	0.22	0.5	15	25	1445	4.81	2.85	2.07	742	56	0.11	26	1040	43	0.08	5	26	0.25	136	10	788	30
JM RC-02-04	16	18	100813	EXT	0.335	1.2	8.03	17	230	2	2	0.3	0.6	21	45	2030	6.33	2.72	2.47	808	142	0.11	24	1380	15	0.04	5	13	0.32	174	10	313	10
JM RC-02-04	18	20	100814	EXT	0.263	1.7	7.52	13	340	1.8	2	0.29	0.5	27	44	3480	4.15	2.28	2.82	1250	81	0.32	24	1150	8	0.05	5	27	0.3	150	10	305	10
JM RC-02-04	20	22	100815	EXT	0.348	1.3	6.9	13	480	1.6	2	0.18	0.5	17	28	2840	5.13	2.22	1.9	708	60	0.24	19	530	12	0.08	5	24	0.23	128	10	178	10
JM RC-02-04	22	24	100816	EXT	0.271	1.4	8.07	11	350	1.7	3	0.26	0.5	20	43	1525	5.77	2.34	2.75	784	60	0.47	28	1100	12	0.04	5	38	0.3	156	10	715	10
JM RC-02-04	24	26	100817	EXT	0.272	1.4	6.9	10	500	1.2	5	0.14	0.5	7	21	920	3.82	1.87	1.38	476	73	0.40	11	610	120	0.32	5	53	0.14	86	10	154	110
JM RC-02-04	26	28	100818	EXT	0.238	1.2	6.43	8	880	1.4	3	0.14	0.5	12	21	943	4.72	2.27	1.7	782	63	0.48	14	880	8	0.07	5	34	0.21	112	10	160	50
JM RC-02-04	28	30	100819	EXT	0.234	0.9	6.35	5	380	1.3	3	0.15	0.5	11	20	1125	4.3	2	1.60	708	43	0.68	15	880	11	0.05	5	48	0.21	108	10	154	30
JM RC-02-04	30	32	100820	EXT	0.28	1	7.31	13	580	1.8	5	0.17	0.5	14	30	1250	4.6	2.40	1.48	688	48	1.08	18	780	13	0.04	5	98	0.22	118	10	173	30
JM RC-02-04	32	34	100821	EXT	0.31	1.3	6.88	10	480	1.5	2	0.11	0.5	13	22	2190	6.01	2.47	1.64	880	80	0.78	18	680	21	0.07	5	51	0.21	114	10	196	30
JM RC-02-04	34	36	100822	EXT	0.456	1.6	7.03	12	430	1.6	2	0.21	0.5	18	20	1865	5.19	2.67	1.90	888	48	0.4	17	1110	10	0.06	5	38	0.3	146	10	206	30
JM RC-02-04	36	38	100823	EXT	0.352	1.1	7.45	14	580	1.8	2	0.14	0.5	17	24	2370	5.47	3.13	1.66	880	54	0.28	20	820	17	0.06	5	98	0.29	144	10	186	30
JM RC-02-04	38	40	100824	EXT	0.445	1.6	6.48	13	680	1.5	3	0.12	0.5	14	22	1380	5.44	2.31	1.51	638	84	0.28	19	780	23	0.08	5	37	0.22	104	10	177	30
JM RC-02-04	40	42	100825	EXT	0.312	1.7	7.42	8	430	1.9	4	0.16	0.5	14	15	1240	4.85	2.75	1.41	641	113	0.35	14	860	11	0.08	5	42	0.21	97	10	134	30
JM RC-02-04	42	44	100826	EXT	0.252	1	6.77	13	640	1.5	5	0.1	0.6	13	23	1825	4.97	1.98	1.58	543	74	0.80	11	430	12	0.05	5	67	0.22	85	10	148	30
JM RC-02-04	44	46	100827	EXT	0.287	1.8	6.84	48	610	1.4	5	0.11	0.5	13	24	1850	4.95	2.28	1.5	541	63	1.28	17	680	14	0.05	5	96	0.22	106	10	160	40
JM RC-02-04	46	48	100828	EXT	0.311	1.3	7.38	25	670	1.7	3	0.11	0.5	15	28	1790	5.14	2.44	1.38	508	98	1.06	15	750	13	0.06	5	99	0.22	122	10	138	30
JM RC-02-04	48	50	100829	EXT	0.451	2	7.02	71	680	1.8	4	0.1	0.5	13	17	1340	4.4	2.88	1.32	503	106	0.78	14	700	12	0.08	6	80	0.18	118	10	140	40
JM RC-02-04	50	52	100830	ORG	0.268	2.2	6.82	80	580	1.8	2	0.22	0.5	21	36	2210	6.1	3.08	2.52	624	81	0.81	37	1050	17	0.08	7	75	0.34	172	10	253	40
JM RC-02-04	52	54	100832	EXT	0.331	1.8	7.12	6	670	1.8	5	0.1	0.5	13	15	1360	4.88	2.79	1.53	534	93	0.87	15	570	18	0.07	6	98	0.18	87	10	172	20
JM RC-02-04	54	56	100833	EXT	0.271	1.2	7.61	5	580	1.8	4	0.14	0.5	15	23	1325	5.6	2.05	1.7	674	40	1.27	21	740	19	0.05	6	138	0.34	128	10	203	10
JM RC-02-04	56	58	100834	EXT	0.307	2	7.2	12	850	1.7	6	0.08	0.5	18	24	1120	5.88	2.35	1.58	752	58	1.38	18	730	32	0.1	5	257	0.27	118	20	238	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sc_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-02-04	58	60	100835	EXT	0.32	1.1	7	14	380	1.4	2	0.16	0.5	12	20	7530	4.08	2.04	1.38	588	40	1.61	15	780	21	1.48	5	237	0.25	108	10	174	30
JM RC-02-04	60	62	100836	EXT	0.352	1.0	6.76	20	340	1.0	2	0.17	0.5	15	24	7080	5.47	3.08	1.42	614	77	1	21	880	16	0.84	5	391	0.25	123	10	264	30
JM RC-02-04	62	64	100837	EXT	0.317	1.4	10.15	5	370	1.6	6	0.27	0.5	17	28	5030	6.17	3.36	2.18	945	79	1.54	25	1040	38	0.32	5	156	0.28	157	10	330	30
JM RC-02-04	64	66	100838	EXT	0.38	2.1	6.2	11	720	1.5	2	0.04	0.5	8	12	5110	4.14	3.38	1.06	737	81	0.14	11	430	42	0.32	5	98	0.12	48	10	301	30
JM RC-02-04	66	68	100839	EXT	0.371	2.3	5.21	5	640	1.2	2	0.05	0.5	7	17	9810	3.6	3.43	0.70	786	83	0.11	6	340	26	0.71	5	30	0.07	33	10	228	30
JM RC-02-04	68	70	100840	EXT	0.275	1.8	6.21	12	860	1.4	3	0.08	0.9	7	5	5240	4.19	3.44	0.88	688	68	0.27	8	410	23	0.46	5	48	0.07	17	10	238	30
JM RC-02-04	70	72	100841	EXT	0.270	1.7	5.83	5	750	1.4	4	0.13	3.8	8	5	5880	4.11	2.46	1.08	975	81	0.12	7	380	30	0.08	5	27	0.08	38	20	416	40
JM RC-02-04	72	74	100842	EXT	0.288	1.6	6.64	13	670	2	2	0.43	0.5	19	24	4480	4.4	2.27	2.03	1436	114	1.84	25	1030	21	0.86	5	117	0.32	108	10	387	30
JM RC-02-04	74	76	100843	EXT	0.300	1.4	6.19	7	640	2	2	0.36	0.5	21	21	4480	6.04	2.9	2.15	1070	108	1.1	24	1080	13	0.57	5	129	0.32	106	20	171	20
JM RC-02-04	76	78	100844	EXT	0.334	0.6	6.71	15	540	2.3	2	0.51	0.5	25	24	4880	4.6	3.58	2.37	1085	64	1.46	28	1350	14	0.55	5	158	0.41	137	10	422	30
JM RC-02-04	78	80	100845	EXT	0.216	0.8	6.6	14	560	2.2	2	0.54	0.5	22	25	3880	4.87	3.45	2.33	610	104	2	27	1500	17	0.40	5	264	0.41	133	10	251	20
JM RC-02-04	80	82	100846	EXT	0.302	1.1	4.6	6	880	2	2	0.58	0.5	27	28	4350	6.38	3.23	2.23	740	130	1.91	28	1200	12	0.46	5	418	0.4	122	10	238	20
JM RC-02-04	82	84	100847	EXT	0.332	1.2	6.77	18	480	2.1	2	0.76	0.5	22	28	6480	6.62	3.62	2.25	983	122	1.87	25	1340	18	0.06	17	303	0.44	138	10	388	30
JM RC-02-04	84	86	100848	EXT	0.372	1.3	6.88	21	540	1.8	2	0.88	0.5	19	28	5380	5.67	3.47	2.12	979	148	1.76	21	1180	30	0.83	40	288	0.4	116	20	308	30
JM RC-02-04	86	88	100849	ORG	0.438	1.2	6.08	17	530	2	2	0.57	0.5	21	28	5270	6.42	3.7	2.10	911	183	2.13	21	1320	23	0.98	48	301	0.48	128	10	280	40
JM RC-02-04	88	90	100851	EXT	0.34	1.2	6.6	9	510	1.8	2	0.71	0.5	21	20	4140	6.15	3.08	2.27	848	121	2.38	20	1310	20	0.48	5	302	0.43	118	10	223	20
JM RC-02-04	90	92	100852	EXT	0.452	1.5	6.93	6	670	2.1	2	0.47	0.5	30	27	5550	6.74	3.48	2.3	1088	161	2.88	24	1210	88	0.84	5	288	0.48	130	10	344	20
JM RC-02-04	92	94	100853	EXT	0.426	1.2	6.2	38	620	1.8	2	0.52	0.5	17	28	4520	5.6	2.43	1.86	733	128	2.21	30	1040	16	0.53	88	271	0.38	111	10	238	100
JM RC-02-04	94	96	100854	EXT	0.386	1.6	6.36	41	730	1.8	2	0.06	0.5	17	24	4880	6.35	3.48	2.18	1226	114	2.18	20	1020	28	0.78	48	282	0.42	116	10	434	70
JM RC-02-04	96	98	100855	EXT	0.353	4.5	6.13	27	380	2.4	2	0.43	7.8	17	18	6780	5.7	3.63	1.72	1085	114	1.62	16	1040	373	1.24	25	258	0.38	118	30	1086	110
JM RC-02-04	98	100	100856	EXT	0.302	3	4.65	72	410	2.2	3	0.8	4.7	17	17	3240	6.73	4.01	0.88	2380	53	0.82	18	888	233	0.05	25	132	0.38	88	20	1348	80
JM RC-02-04	100	102	100857	EXT	0.233	1.2	7.06	14	750	1.8	2	0.93	0.5	13	18	3080	5.22	3.13	1.23	678	56	3.03	8	880	30	0.37	16	318	0.24	63	10	756	30
JM RC-02-04	102	104	100858	EXT	0.24	1.4	6.93	11	900	1.4	2	0.08	0.8	14	33	3470	6.8	2.58	1.71	888	88	1.76	15	730	58	0.41	5	184	0.28	122	10	384	20
JM RC-02-04	104	106	100859	EXT	0.261	1	7.08	15	240	1.6	2	1.02	0.5	18	35	2730	6.18	2.32	2.38	842	44	2.44	21	670	18	0.28	16	217	0.41	141	10	251	20
JM RC-02-04	106	108	100860	EXT	0.273	1.2	6.03	21	220	1.7	2	1.1	0.5	24	48	3480	6.58	2.53	2.88	1140	152	2.2	24	1170	10	0.51	25	231	0.44	164	10	418	20
JM RC-02-04	108	110	100861	EXT	0.302	1.5	6.08	24	380	2	2	0.04	3.9	28	47	8170	7.13	3.1	3.18	1370	78	2.87	28	1350	17	0.45	37	237	0.40	180	10	592	30
JM RC-02-04	110	112	100862	EXT	0.483	2.1	6.34	14	440	2.2	2	0.21	0.6	17	27	5100	6.8	3.43	3.51	1058	120	1.42	30	880	21	0.28	11	156	0.38	150	10	288	30
JM RC-02-04	112	114	100863	EXT	0.306	2	6.85	18	580	1.8	2	0.1	0.5	11	23	2280	4.83	2.21	1.53	1086	74	1.07	14	630	88	0.12	8	142	0.25	104	10	288	20
JM RC-02-04	114	116	100864	EXT	0.334	1.3	7.58	15	630	1.8	2	0.38	0.5	14	23	4410	4.04	2.48	1.8	850	70	1.84	16	980	18	0.44	5	158	0.3	128	10	283	20
JM RC-02-04	116	118	100865	EXT	0.374	1.4	7.88	9	660	1.8	2	0.16	0.5	18	25	1180	4.75	2.88	2.03	683	86	1.63	18	700	15	0.05	5	146	0.31	130	10	224	20
JM RC-02-04	118	120	100866	EXT	0.570	2.3	7.81	17	780	2.1	2	0.26	1.1	15	28	7870	5.53	3.33	1.64	807	117	1.1	13	740	18	0.58	5	136	0.27	132	10	238	20
JM RC-02-04	120	122	100867	EXT	0.515	2.1	6.78	5	630	1.8	2	0.24	0.5	14	25	9480	6.16	3.01	1.4	1106	157	1.16	12	630	23	0.48	5	124	0.24	118	10	288	20
JM RC-02-04	122	124	100868	EXT	0.424	1.8	7.13	18	630	1.8	2	0.48	0.5	13	25	5480	6.37	3.06	1.78	888	81	1.75	14	970	22	0.62	5	154	0.31	123	10	180	20
JM RC-02-04	124	126	100869	EXT	0.843	2.3	7	15	880	2.2	2	0.41	0.5	15	25	6020	4.15	2.98	1.74	1000	62	1.09	20	570	42	0.73	5	122	0.31	118	20	328	20
JM RC-02-04	126	128	100870	EXT	0.34	1.4	7.87	17	780	1.7	2	0.47	0.5	14	26	4640	6.16	3.27	1.8	751	87	1.98	15	670	20	0.54	5	184	0.32	138	20	176	20
JM RC-02-04	128	130	100871	EXT	0.390	1.7	7.48	8	730	1.8	2	0.46	0.5	15	26	5320	5.06	2.46	1.91	1180	50	1.99	21	680	23	0.54	5	180	0.33	128	20	248	20
JM RC-02-04	130	132	100872	EXT	0.368	1.8	7.77	12	880	1.8	3	0.54	2.6	13	28	5280	6.21	3.87	1.76	2440	58	1.44	16	720	48	0.7	5	134	0.3	130	20	576	20
JM RC-02-04	132	134	100873	EXT	0.298	1.8	7.83	14	870	1.5	2	0.52	0.5	12	25	3880	5.38	2.34	1.81	988	82	2.15	16	780	24	0.5	5	202	0.3	124	10	168	20
JM RC-02-04	134	136	100874	EXT	0.506	2.5	7.83	18	730	1.7	2	0.51	0.5	15	24	4050	5.64	2.81	1.98	1025	43	2.38	19	900	24	0.56	5	228	0.34	127	10	204	20
JM RC-02-04	136	138	100875	EXT	0.617	2.8	7.82	24	900	2.1	2	0.38	1.3	15	24	7880	5.71	2.7	1.84	1210	61	1.4	14	820	146	0.05	5	180	0.3	123	20	314	30
JM RC-02-04	138	140	100876	ORG	0.544	3	7.29	17	880	1.4	2	0.51	0.5	17	32	5580	6.14	2.64	1.84	1040	30	2.3	34	720	34	0.56	5	208	0.29	128	20	217	20
JM RC-02-04	140	142	100878	EXT	0.45	1.1	6.8	14	730	1.4	2	0.38	0.5	12	22	4330	4.52	1.98	1.83	930	38	2.08	13	570	38	0.38	5	188	0.29	87	10	182	20
JM RC-02-04	142	144	100879	EXT	0.304	1.2	6.95	11	980	1.4	2	0.48	0.5	12	23	3880	4.36	2.88	1.48	1015	38	2.2	13	610	33	0.38	5	191	0.31	108	10	201	20
JM RC-02-04	144	146	100880	EXT	0.576	1.4	6.88	12	980	1.3	2	0.47	0.5	15	27	4880	5.61	2.88	1.52	948	31	2.14	18	640	28	0.52	5	192	0.28	118	10	180	20
JM RC-02-04	146	148	100881	EXT	0.986	2.4	7.87	11	980	2	2	0.25	0.5	13	30	6290	6.75	3.42	2.19	982	41	1.5	21	850	108	0.54	5	170	0.32	148	20	306	20
JM RC-02-04	148	150	100882	EXT	0.345	1.4	7.06	12	580	1.6	2	0.58	0.5	15	36	4380	5.48	3.15	2.18	881	40	2.42	18	740	53	0.31	5	228	0.38	127	10	290	20
JM RC-02-04	150	152	100883	EXT	0.312	1.4	6.01	17	880	1.8	2	0.71	0.5	14	27	3330	5.18	3.15	1.84	832	38	2.84	15	740	28	0.29	5	248	0.34	128	10	180	10
JM RC-02-04	152	154	100884	EXT	0.485	2.3	5.15	13	410	1.4	2	0.37	0.5	12	28	6430	4.37	2.04	1.47	1088	48	1.14	15	430	30	0.05	5	118	0.23	62	20	188	20
JM RC-02-04	154	156	100885	EXT	0.487	2.2	6.50	13	770	2.1	2	0.19	1.1	13	21	7380	5.15	2.54	1.4	1190	34	1.25	12	580	63	0.38	5	138	0.23	71	20	550	20
JM RC-02-04	156	158	100886	EXT	0.122	0.8	4.91	17	710	1.8	2	1.4	1.7	12	13	2230	4.03	2.85	1.2	1230	14	2.6	11	840	26	0.14	5	382	0.23	70	10	383	18
JM RC-02-04	158	160	100887	EXT	0.347	1.4	7.45	4	630	1.5	2	0.84	0.6	13	16	4480	4.44	2.86	1.58	838	17	2.16	12	740	31	0.28	5	278	0.28	48	10	281	20
JM RC-02-04	160	162	100888	EXT	0.461	1.4	6.88	6	470	1.5	3	0.52	0.5	13	25	4180	5.61	2.42	2.04	761	28	2.12	16	620	24	0.31	5	285	0.33	120	10	223	20
JM RC-02-04	162	164	100889	EXT	0.71	4.5	4.84	18	480	1.4	2	0.12	0.2	9	18	6870	3.83	3.85	0.88	1026	38	0.58	8	320	288	0.48	6	76	0.1	34	20	880	40
JM RC-02-04	164	166	100890	EXT	0.367	3.5	6.18	8	440	2.1	2	0.3	18	13	24	3880	4.02	3.2	1.5	1138	25	1.28	12	500	854	0.88	5	125	0.27	88	40	2430	70
JM RC-02-04	166	168	100891	EXT	0.24	3.2	5.34	5	320	1.8	2	0.11	7.1	8	16	7880	3.85	3.38	1.24	1705	31	0.54	7	350	48	0.92	5	88	0.09	35	20	871	30
JM RC-02-04	168	170	100892	EXT	0.431	2.1	6.38	11	300	1.6	2	0.17	0.8	4	14	6340	3.74	3.48	1.16	1000	41	0.87	8	370	54	0.71	5	106	0.12	46	10	308	30
JM RC-02-04	170	172	100893	EXT	0.517	2	5.67	16	300	1	2	0.1	0.5	6	12	6720	3.21	3.56	0.85	770	28	0.8	5	300	35	0.71	5	88	0.08	27	10	184	20
JM RC-02-04	172	174	100894	EXT	0.488	1.8	5.84	13	300	1.2	2	0.25	0.5	8	17	5400	4.34	3.53	1.08	611	44	1.14	6	380	25	0.57	5	118	0.15	51	10	172	10
JM RC-02-04	174	176	100895	EXT	0.646	1.4	6.72	5	670	1.7	2	0.34	0.5	12	25	6470	5.45	3.17	1.64	710	34	1.54	14	520	33	0.61	5	146	0.25	93	10	307	20
JM RC-02-04	176	178	100896	EXT	0.443	1.8	7.22	16	700	1.4	2	0.33	0.5	11	24	6170	6.06	3.0	1.38	713	26	1.82	13	510	37	0.84	5	152	0.23	100	10	222	20
JM RC-02-04	178	180	100897	EXT	0.401	2.1	5.67	15	750	0.9	2	0.17	0.5	6	5	4220	4.12	2.62	0.81	685	31	0.74	6	270	37	0.87	11	62	0.08	38	10	188	20
JM RC-02-04	180	182	100898	EXT	0.312	1.5	6.30	8	620	1.1	2	0.57	0.5	18	18	3150	4.38	2.48	1.28	675	23	2.1	11	440	28	0.36	5	138	0.22	76	10	162	10
JM RC-02-04	182	184	100899	ORG	0.273	1.1	6.7	11	820	1.4	3	0.58	0.5	13	23	3380	6.3	2.23	1.63	683	27	2.12	14	570	31	0.43	5	138	0.28	102	10	251	10
JM RC-02-04	184	186	100901	EXT	0.957	1.2	7.14	8	810	1.4	3	0.78	0.5	15	22	1720	5.00	2.10	1.08	614	28	2.26	12	880	22	0.43	5	158	0.28	104	10	138	10
JM RC-02-04	186	188	100902	EXT	0.332	1.3	7.54	8	670	1.4	2	0.88	0.5	15	24	4430	6.41	2.27	1.71	730	36	2.4	17	730	27	0.5	5	142	0.28	114	10	172	10
JM RC-02-04	188	190	100903	EXT	0.46	1.5	6.41	6	520	1.8	2	0.5	0.5	13	25	4880	5.21	2.74	1.48	1085	41	1.72	14	980	28	0.53	5	130	0.28	102	10	338	10
JM RC-02-04	190	192	100904	EXT	0.54	7.1	6.4	12	980	1.8	8	0.34	28.2	20	17	7180	6.75	2.38	1.28	1870	67	0.83	14	540	788	1.38	18	40	0.21	81	30	1808	120
JM RC-02-04	192	194	100905	EXT	0.387	2.9	7.88	5	480	1.8	2	0.52	12	19	18	5110	6.77	1.88	1.78	2300	30	1.45	13	470	58	0.75	11	98	0.22	45	10	538	20
JM RC-02-04	194	196	100906	EXT	0.344	2.9	6.53	5	650	1.5	2	0.33	9.1	14	11	5810	4.25	1.8	1.3	1505	46	1.26	10	370	32	0.81	11	104	0.17	63	10	544	20
JM RC-02-04	196	198	100907	EXT	0.336	3.5	6.83	6	680	1.2	2	0.14	6.4	18	4	8720	3.54	1.8	0.93	1445	30	0.88	7	270	37	0.78	12	73	0.07	29	10	205	30
JM RC-02-04	198	200	100908	EXT	0.448	3.4	5.98	5	480	0.8	2	0.08	0.5	9	4	8480	3.07	2.12	0.67	1088	16	0.48	4	250	44	1.12	14	62	0.08	24	10	241	30
JM RC-02-04	200	202	100909	EXT	0.433	2.2	6.83	5	480	1.8	2	0.41	9.8	17	14	4750	4.88	1.88	1.32	1510	29	1.13	13	430	38	0.81	12	75	0.27	74	10	443	20
JM RC-02-04	202	204	100910	EXT	0.572	2.3	7.44	9	750	1.3	2	0.48	4.5	15	18	4870	4.81	1.88	1.28	880	28	1.88	13	520	25	0.48	14	125	0.25	64	10	191	20
JM RC-02-04	204	206	100911	EXT	0.386	1.8	7.81	14	708	1.4	2	0.54	9	17	28	4830	5.88	1.84	1.38	988	24	2.08	16	900	18	0.78	14	119	0.25	48	10	248	20
JM RC-02-04	206	208	100912	EXT	0.475	1.8	6.62	9	630	1	2	0.42	4.1	14	20	4380	4.84	2.86	1.16	714	25	2.21	14	480	17	0.45	10	116	0.24	60	10	152	20
JM RC-02-04	208	210	100913	EXT	0.647	2.6	7.02	5	700	1.4	6	0.7	10.1	14	17	8110	5.79	2.77	1.34	794	28	1.88	14	680	24	0.63	11	118	0.27	104	10	148	20
JM RC-02-04	210	212	100914	EXT	0.381	1.6	7.88	5	580	1.4	2	1.48	7.4	15	18	3830	4.37	1.88	1.38	888	33	2.58	12	540	22	0.82	7	136	0.28	85	10	136	20
JM RC-02-04	212	214	100915	EXT	0.788	3	7.35	5	550	1.4	2	0.88	8.7	17	18	4480	4.88	2.45	1.58	934	22	2.52	17	580	30	0.38	10	119	0.26	102	10	184	20
JM RC-02-04	214	216	100916	EXT	0.288	2.1	7.4	5	620	1.3	2	1.6	10.4	18	21	3070	5.33	2.82	1.4	1120	24	2.78	17	680	21	1.34	10	141	0.31	104	10	388	20
JM RC-02-04	216	218	100917	EXT	0.288	1.7	7.81	5	710	1.4	2	0.81	9.1	17	18	3380	4.78	3.1	1.58	1025	28	2.58	14	630	24	0.3	5	148	0.32	100	10	373	10
JM RC-02-04	218	220	100918	ORG	0.271	3.2	7.31	8	900	1.6	2	0.8	10.8	18	30	4110	4.84	2.8	1.82	1325	23	2.28	14	818	28	0.57	13	124	0.28	88	10	956	20
JM RC-02-04	220	222	100920	EXT	0.282	1.8	7.47	6	820	1.5	2	0.83	8.4	18	17	3800	4.82	3.02	1.56	907	23	2.25	15	650	24	0.5	10	128	0.28	84	10	176	20
JM RC-02-04	222	224	100921	EXT	0.327	2.5	7.12	5	830	1.4	2	0.84	11.8	17	20	4720	6.47	2.91	1.28	1086	24	2.28	18	510	25	0.74	5	112	0.25	106	10	233	30
JM RC-02-04	224	226	100922	EXT	0.322	1.8	7.1	5	580	1.3	2	0.5	8.1	15	21	4180	4.88	2.84	1.48	946	38	2.28	18	500	34	0.57	7	118	0.27	85	10	280	20
JM RC-02-04	226	228	100923	EXT	0.350	1.8	6.81	5	820	1.2	2	0.48	8	15	18	3880	4.48	2.28	1.34	1018	23	2.07	14	470	24	0.57	8	88	0.24	68	10	281	20
JM RC-02-04	228	230	100924	EXT	1.12	3.2	7.08	14	880	1.6	2	0.54	6.3	18	18	4850	4.73	2.54	1.48	1518	30	1.74	12	500	22	0.77	10	43	0.23	76	10	342	40
JM RC-02-04	230	232	100925	EXT	0.344	2.4	5.83	6	610	1	2	0.25	6.4	11	5	5320	3.74	3.14	0.83	1715	25	0.84	7	300	13	0.84	11	70	0.08	32	10	220	20
JM RC-02-04	232	234	100926	EXT	0.386	2.2	6.24	14	520	1.8	2	0.48	7.6	14	11	4880	4.13	2.88	1.34	1410	30	1.16	11	430	28	0.07	11	88	0.21	65	10	258	20
JM RC-02-04	234	236	100927	EXT	0.303	2.6	7.38	9	210	1.8	2	0.63	10	20	23	5880	6.38	2.85	1.62	1370	91	1.82	17	540	35	1.84	16	87	0.28	100	10	258	20
JM RC-02-04	236	238	100928	EXT	0.288	2.5	6.08	11	480	1.8	2	0.53	6.4	15	13	5100	4.48	3.08	1.32	1515	31	1.2	10	420	28	1.04	11	85	0.21	65	10	288	20
JM RC-02-04	238	240	100929	EXT	0.348	2.4	6.13	7	840	1.2	10	0.53	0.9	7	11	3840	3.38	2.81	1	1180	16	1.82	10	300	20	0.46	9	88	0.14	48	10	188	10
JM RC-02-04	240	242	100930	EXT	0.517	2.3	5.86	5	580	1.4	6	0.54	0.5	5	6	4750	2.85	2.9	1.08	1308	38	0.87	7	300	15	0.47	5	81	0.13	43	10	270	10
JM RC-02-04	242	244	100931	EXT	0.326	1.7	7.63	5	470	1.9	4	0.76	0.5	3	17	4170	3.58	2.86	1.37	785	42	2.06	9	530	17	0.27	5	148	0.33	97	10	142	10
JM RC-02-04	244	246	100932	EXT	0.318	1.5	7.81	5	380	1.4	4	1.28	0.5	6	20	3670	4.74	2.24	1.77	814	30	2.47	13	670	11	0.27	5	144	0.34	116	10	128	10
JM RC-02-04	246	248	100933	EXT	0.288	1.4	7.88	5	480	1.5	5	1.02	0.5	5	18	3420	4.5	2.98	1.82	748	21	2.3	13	630	15	0.25	5	154	0.33	108	10	127	10
JM RC-02-04	248	250	100934	EXT	0.491	2.5	8.04	5	480	1.6	7	1.1	0.5	4	14	6880	5.27	2.18	1.6	1006	28	1.94	11	1180	19	0.36	5	151	0.4	122	10	144	10
JM RC-02-04	250	252	100935	EXT	0.804	2.7	7.38	5	410	1.8	5	1.36	0.5	5	18	5780	4.87	2.8	1.78	1020	43	1.88	11	1320	19	0.58	5	140	0.44	125	10	158	10
JM RC-02-04	252	254	100936	EXT	0.474	1.8	7.18	8	450	1.4	4	0.96	0.5	5	18	5020	5.08	2.61	1.58	471	28	1.74	12	730	13	0.08	5	129	0.37	123	10	176	10
JM RC-02-04	254	256	100937	EXT	0.348	1.8	7.31	11	330	1.5	7	0.92	0.5	5	14	3780	5.04	2.22	1.86	1045	48	1.88	7	1150	12	0.41	5	134	0.51	130	10	120	10
JM RC-02-04	256	258	100938	EXT	0.401	1.8	6.86	5	560	1.3	3	0.75	0.5	7	15	8180	4.18	3.06	1.22	843	38	1.36	10	620	17	0.61	5	128	0.14	88	10	118	10
JM RC-02-04	258	260	100939	EXT	0.358	1.7	7.13	5	520	1.2	3	0.85	0.5	5	16	4810	4.73	2.8	1.44	918	37	1.26	8	580	21	0.93	5	124	0.25	68	10	148	10
JM RC-02-04	260	262	100940	EXT	0.482	1.5	6.46	5	530	1.2	4	0.88	0.5	5	17	5180	4.84	2.78	1.3	857	74	1.48	11	550	21	0.85	5	122	0.24	88	10	144	10
JM RC-02-04	262	264	100941	EXT	0.331	1.6	6.83	5	900	1.4	2	0.88	0.5	6	17	4630	5.45	2.88	1.52	1345	34	1.4	11	430	21	0.64	5	108	0.23	103	10	240	10
JM RC-02-04	264	266	100942	EXT	0.348	1.6	6.38	5	480	1.3	3	0.58	0.5	4	16	4140	4.81	2.46	1.38	1380	24	1.24	11	450	25	0.91	5	87	0.21	88	10	208	10
JM RC-02-04	266	268	100943	ORG	0.208	1.3	7.7	5	470	1.8	5	0.58	0.5	5	18	3830	5.27	2.88	1.52	1085	20	1.74	15	640	25	0.5	5	130	0.28	118	10	218	10
JM RC-02-04	268	270	100945	EXT	0.28	1.7	6.88	5	520	1.3	4	0.61	0.5	3	17	3740	4.84	2.7	1.44	1215	27	1.58	11	610	28	0.91	5	117	0.28	88	10	208	10
JM RC-02-04	270	272	100946	EXT	0.385	1.8	7.01	7	420	2	2	0.38	0.9	6	27	3400	4.81	3.1	1.72	1580	44	1.3	17	630	30	0.48	5	123	0.47	123	10	201	10

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-02-04	272	274	100947	EXT	0.549	1.9	8.46	6	290	1.7	4	0.47	0.5	12	44	3210	5.62	2.00	2.04	1750	34	1.46	33	1430	27	0.32	5	163	0.63	154	10	262	10
JM RC-02-04	274	276	100948	EXT	0.32	2.1	7.62	16	310	1.8	7	0.38	0.5	8	27	4420	4.73	2.49	1.96	1040	39	1.58	18	980	27	0.74	5	106	0.42	119	10	346	10
JM RC-02-04	276	278	100949	EXT	0.486	1.6	7.13	5	470	2	4	0.25	0.5	6	17	3450	4.22	3.22	1.5	760	37	0.75	11	980	14	0.39	5	73	0.36	117	10	302	10
JM RC-02-04	278	280	100950	EXT	0.309	1.5	7.12	5	530	1.4	4	0.33	0.5	5	15	3980	4.82	2.46	1.6	1080	27	1.52	10	860	26	0.48	5	112	0.39	90	10	210	10
JM RC-02-04	280	282	100951	EXT	0.286	2.2	7.32	5	380	1.6	8	0.38	0.5	5	17	4810	8	3.14	1.37	1190	24	0.86	10	640	15	0.67	5	81	0.3	107	10	210	10
JM RC-02-04	282	284	100952	EXT	0.346	2	5.94	5	480	1.2	4	0.25	0.5	4	12	4540	3.98	2.67	1	692	37	0.98	10	540	22	0.56	5	88	0.19	73	10	200	10
JM RC-02-04	284	286	100953	EXT	0.311	2	6.37	5	880	1.5	2	0.13	0.5	4	8	5130	3.22	3.16	1.86	948	19	0.51	8	500	23	0.53	5	64	0.12	56	10	217	10
JM RC-02-04	286	288	100954	EXT	0.233	1.3	6.65	11	290	2.2	4	0.34	0.5	7	13	2730	5.64	2.56	1.66	1510	25	1.32	7	1220	15	0.6	5	65	0.45	153	10	263	10
JM RC-02-04	288	290	100955	EXT	0.236	1.2	7.1	5	520	1.4	2	0.25	0.5	5	12	2980	3.46	2.6	1.26	787	25	1.74	4	780	24	0.29	5	139	0.32	67	10	198	10
JM RC-02-04	290	292	100956	EXT	0.164	1.1	7.63	6	840	1.8	4	0.29	0.5	4	8	3800	4.84	3.5	1.82	915	25	1.06	4	1120	15	0.29	5	100	0.5	142	10	210	10
JM RC-02-04	292	294	100957	EXT	0.182	1.2	4.22	6	420	2.5	7	0.35	0.5	5	13	2270	4.98	3.09	1.79	988	14	0.69	4	1400	16	0.48	5	57	0.48	150	10	248	10
JM RC-02-04	294	296	100958	EXT	0.407	1.5	5.88	5	980	1.3	2	0.21	0.5	4	16	3380	3.8	2.56	1.36	1200	7	0.42	4	450	16	0.42	5	88	0.2	73	10	212	10
JM RC-02-04	296	298	100959	ORG	0.457	1.7	5.57	5	500	1.4	5	0.17	0.5	4	12	3410	3.48	2.81	1.17	989	10	0.61	4	400	15	0.5	5	86	0.19	71	10	191	10
JM RC-02-04	298	300	100961	EXT	0.363	1.6	6.82	5	350	2	4	0.19	0.5	5	13	3700	3.9	2.46	1.33	975	29	0.99	11	570	15	0.44	5	81	0.26	88	10	232	10
JM RC-02-04	300	302	100962	EXT	0.277	1.4	6.99	5	610	1.5	3	0.18	0.5	5	14	3080	3.36	2.77	1.22	930	17	1.41	9	530	27	0.33	5	111	0.25	79	10	374	10
JM RC-02-04	302	304	100963	EXT	0.296	1.5	7.62	5	710	1.4	2	0.23	0.5	5	17	3230	4.05	3.2	1.41	870	11	1.06	10	580	28	0.5	5	146	0.31	88	10	279	10
JM RC-02-04	304	306	100964	EXT	0.223	1.3	7.13	6	630	1.3	2	0.27	0.5	7	16	2400	3.76	2.63	1.38	864	13	1.76	11	580	25	0.37	5	114	0.25	86	10	314	10
JM RC-02-04	306	308	100965	EXT	0.307	1.2	6.47	5	440	1.6	2	0.28	0.5	8	17	2640	4.76	2.72	1.67	1430	38	2	8	600	22	0.38	5	63	0.29	139	10	353	10
JM RC-02-04	308	310	100966	EXT	0.261	1.1	5.73	16	500	1.4	2	0.19	0.6	10	12	2860	4.36	2.9	0.64	1130	23	0.63	12	780	16	0.91	5	41	0.19	83	10	198	10
JM RC-02-04	310	312	100967	EXT	0.366	2	4.54	13	650	1	2	0.1	0.5	6	4	3770	2.49	3.01	0.71	979	38	0.16	7	330	15	1.04	6	47	0.07	39	10	163	10
JM RC-02-04	312	314	100968	EXT	0.506	3.1	4.16	33	220	1.2	5	0.04	3.7	5	20	3330	1.96	1.98	0.23	144	10	0.05	11	250	42	2.51	11	22	0.01	15	10	988	60
JM RC-02-04	314	316	100969	EXT	0.733	1.8	4.12	24	270	1.4	2	0.05	1	4	5	3880	1.7	2.37	0.45	325	8	0.05	16	230	22	2.96	10	25	0.02	13	10	167	30
JM RC-02-04	316	318	100970	EXT	0.66	2.3	4.23	6	540	1	2	0.04	0.8	4	5	3910	2.43	2.7	0.74	982	18	0.05	6	380	18	1.24	5	51	0.04	22	10	163	10
JM RC-02-04	318	320	100971	EXT	0.336	1.6	4.7	13	570	1.1	2	0.05	1	4	5	3860	2.6	2.61	1.02	1260	16	0.15	12	318	14	0.46	5	40	0.07	33	10	254	10
JM RC-02-04	320	322	100972	EXT	0.443	1.5	5.72	16	520	1.2	2	0.08	0.8	7	5	3430	3.51	3.03	0.94	1065	14	0.7	13	440	23	0.41	5	56	0.14	54	10	281	10
JM RC-02-04	322	324	100973	EXT	0.6	1.4	8.14	14	570	1.2	2	0.16	1.2	8	6	3350	3.67	3.23	0.91	1836	8	0.89	12	480	40	0.75	7	68	0.16	81	10	262	10
JM RC-02-04	324	326	100974	EXT	0.399	1.5	5.86	15	400	1.5	2	0.19	0.9	8	14	3240	3.61	3.08	1.02	842	21	0.77	15	580	30	1.72	6	71	0.23	77	10	380	270
JM RC-02-04	326	328	100975	EXT	0.221	1.2	6.78	18	420	1.5	2	0.15	1.1	10	21	3530	4.06	3.19	1.56	804	16	0.64	15	580	20	2.69	10	65	0.26	85	10	458	140
JM RC-02-04	328	330	100976	EXT	0.130	1.2	4.67	17	300	1.5	2	0.26	0.5	15	24	3030	4.06	2.57	1.96	738	20	0.14	23	880	19	3.95	9	54	0.23	107	10	310	300
JM RC-02-04	330	332	100977	EXT	0.128	1.2	5.79	45	210	1.5	2	0.14	0.5	13	20	2710	4.27	2.67	1.02	348	27	0.1	17	460	19	4.03	6	44	0.14	88	10	356	200
JM RC-02-04	332	334	100978	EXT	0.106	1.2	5.82	88	220	1.6	2	0.15	0.7	10	15	2880	3.98	2.58	1.2	488	12	0.06	12	480	20	3.72	5	46	0.18	81	10	246	220
JM RC-02-04	334	336	100979	EXT	0.098	1.4	6.46	116	140	2	3	0.14	0.9	13	15	3880	4.08	2.67	0.98	316	17	0.06	14	670	45	4.17	8	67	0.18	77	10	314	210
JM RC-02-04	336	338	100980	ORG	0.087	0.9	4.81	158	190	1.2	2	0.14	0.6	8	8	2980	3.38	2.22	0.46	184	15	0.1	11	310	30	3.34	8	36	0.06	48	10	182	180
JM RC-02-04	338	340	100982	EXT	0.151	1.2	5.65	258	180	1.4	2	0.1	1.1	8	8	2280	4.15	2.47	0.52	185	32	0.11	12	430	48	4.18	21	61	0.11	58	10	261	250
JM RC-02-04	340	342	100983	EXT	0.162	1.1	6.13	80	320	1.5	2	0.08	0.7	4	10	3070	2.24	2.83	0.72	283	49	0.17	14	420	22	2.49	10	48	0.08	44	10	207	200
JM RC-02-04	342	344	100984	EXT	0.101	0.8	6.49	27	400	1.3	3	0.08	0.7	6	8	2480	2.42	2.73	0.9	434	54	0.12	11	410	33	2.33	8	68	0.08	48	10	202	170
JM RC-02-04	344	346	100985	EXT	0.077	0.7	7.53	98	140	1.3	2	0.1	1.5	9	8	1635	3.34	3.44	0.67	252	28	0.13	12	580	43	2.78	11	68	0.11	67	10	247	180
JM RC-02-04	346	348	100986	EXT	0.1	0.8	7.11	17	110	1.3	2	0.08	0.8	7	8	2030	3.38	3.16	0.81	414	43	0.14	11	530	37	2.68	8	78	0.12	58	10	231	110
JM RC-02-04	348	350	100987	EXT	0.082	0.8	7.98	28	250	1.7	2	0.1	0.8	9	14	2280	3.56	3.49	1.21	586	33	0.18	12	640	45	2.47	11	91	0.18	68	10	308	180
JM RC-02-04	350	352	100988	EXT	0.113	0.8	6.48	78	210	1.5	2	0.17	0.8	16	6	2880	4.28	3.31	0.57	238	90	0.13	8	580	38	4.07	10	48	0.08	54	10	186	130
JM RC-02-04	352	354	100989	EXT	0.078	0.8	7.71	180	200	1.5	2	0.11	2	11	6	3820	3.27	3.51	0.77	294	124	0.11	11	510	124	2.78	13	81	0.11	54	10	313	80
JM RC-02-04	354	356	100990	EXT	0.088	1.8	6.93	106	190	1.5	2	0.11	1.3	8	8	3500	3.56	3.21	1.02	480	74	0.18	10	460	44	2.82	12	58	0.14	48	10	284	130
JM RC-02-04	356	358	100991	EXT	0.088	1.4	7.58	158	170	1.6	2	0.11	1.8	10	10	3030	3.38	3.47	0.71	252	118	0.13	12	480	54	2.88	5	88	0.11	64	10	348	180
JM RC-02-04	358	360	100992	EXT	0.085	2	8.17	107	180	1.7	2	0.13	1.8	11	9	3820	4.21	3.96	0.77	253	78	0.13	13	890	108	3.06	9	130	0.11	65	10	302	480
JM RC-02-04	360	362	100993	EXT	0.101	1.5	8.08	144	470	1.7	2	0.23	2.5	10	7	3380	2.13	3.46	0.88	300	98	0.16	11	750	150	2.5	14	112	0.06	44	10	407	170
JM RC-02-04	362	364	100994	EXT	0.141	1.8	7.73	79	530	1.6	2	0.16	1.8	8	8	3250	3.34	3.31	1.82	481	79	0.14	13	700	84	2.36	12	97	0.1	54	10	367	210
JM RC-02-04	364	366	100995	EXT	0.140	1.6	7.21	44	630	1.6	2	0.19	1.4	8	14	2858	3.3	2.88	0.96	836	127	0.31	10	700	83	1.88	14	82	0.14	80	10	373	140
JM RC-02-04	366	368	100996	EXT	0.150	1.6	6.83	48	230	1.6	2	0.06	1.8	10	7	2880	3.96	3.18	0.7	480	31	0.2	8	580	54	3.31	11	83	0.12	58	10	418	120
JM RC-02-04	368	370	100997	EXT	0.137	1.6	6.42	74	280	1.5	2	0.15	1.1	8	5	3810	3.51	2.97	0.56	181	135	0.13	4	800	64	2.86	11	77	0.1	48	10	158	140
JM RC-03-04	0	2	100998	EXT	0.175	0.7	4.4	16	650	0.6	2	0.08	0.7	1	3	230	1.63	2.48	0.14	28	134	0.33	8	540	31	0.34	5	230	0.08	68	10	18	10
JM RC-03-04	2	4	100999	EXT	0.302	1	6.65	9	720	0.6	2	0.06	0.6	1	2	198	1.48	2.43	0.13	25	85	0.28	10	640	25	0.26	10	217	0.06	58	10	5	10
JM RC-03-04	4	6	101000	EXT	0.238	0.7	6.82	10	880	0.5	2	0.11	0.6	1	3	66	1.42	3.15	0.15	28	232	0.23	4	843	52	0.27	11	288	0.12	78	10	3	10
JM RC-03-04	6	8	101001	EXT	0.153	0.8	6.58	5	800	0.5	2	0.11	0.4	1	3	38	1.14	3.18	0.13	23	134	0.25	4	810	64	0.53	5	280	0.08	71	10	3	40
JM RC-03-04	8	10	101002	ORG	0.738	0.5	6.09	17	730	0.6	2	0.09	0.7	1	4	88	1.64	3.36	0.14	22	288	0.23	7	880	35	0.52	4	308	0.13	61	10	2	380
JM RC-03-04	10	12	101004	EXT	0.203	0.8	6.04	15	880	0.6	2	0.11	0.7	1	7	136	2.48	2.04	0.13	18	40	0.23	7	680	31	0.28	7	388	0.17	64	10	3	120
JM RC-03-04	12	14	101005	EXT	0.279	0.7	4.73	24	670	0.8	2	0.09	0.7	1	7	143	2.43	3.82	0.14	28	30	0.28	8	880	32	0.44	8	338	0.17	88	10	2	180
JM RC-03-04	14	16	101006	EXT	0.2	1	0.27	16	750	0.8	2	0.11	0.8	1	5	81	1.78	3.82	0.12	20	38	0.34	7	1070	40	0.78	11	433	0.13	84	10	2	80
JM RC-03-04	16	18	101007	EXT	0.080	0.5	10.46	12	750	0.7	2	0.07	0.8	1	6	271	2.87	2.2	0.34	24	34	0.36	20	640	20	0.42	9	255	0.13	88	10	27	140
JM RC-03-04	18	20	101008	EXT	0.111	0.6	9.78	22	730	0.7	2	0.08	0.6	1	7	340	3.58	2.84	0.3	24	34	0.31	14	780	26	0.45	6	353	0.13	82	10	18	100
JM RC-03-04	20	22	101009	EXT	0.131	0.7	9.09	17	710	0.6	2	0.06	0.8	1	5	297	2.43	2.81	0.16	17	108	0.33	11	650	19	0.25	10	383	0.14	88	10	3	180
JM RC-03-04	22	24	101010	EXT	0.121	0.7	8.8	27	730	0.7	2	0.07	0.8	1	6	288	2.09	2.81	0.15	17	78	0.36	7	870	31	0.54	9	475	0.12	86	10	4	340
JM RC-03-04	24	26	101011	EXT	0.207	1.2	10.15	13	1280	0.4	2	0.08	0.8	1	6	258	1.83	2.86	0.23	28	278	0.32	7	770	31	0.45	10	485	0.13	82	10	12	380
JM RC-03-04	26	28	101012	EXT	0.123	1	10.8	18	630	0.7	2	0.12	1.1	1	7	388	2.87	2.87	0.23	24	78	0.38	10	1140	28	0.58	9	420	0.13	104	10	17	480
JM RC-03-04	28	30	101013	EXT	0.128	0.8	8.93	12	1000	0.6	2	0.18	0.8	1	6	218	2.13	3.18	0.18	27	73	0.5	6	1440	28	0.44	9	408	0.12	88	10	6	340
JM RC-03-04	30	32	101014	EXT	0.182	0.7	10.66	13	700	0.7	2	0.04	0.8	2	8	382	2.5	2.97	0.34	35	77	0.31	11	380	16	0.4	9	188	0.14	80	10	28	380
JM RC-03-04	32	34	101015	EXT	0.237	1.1	9.23	14	400	0.5	2	0.07	0.6	8	5	742	2.9	2.92	0.25	25	117	0.3	10	700	56	1.83	4	272	0.16	118	10	15	280
JM RC-03-04	34	36	101016	EXT	0.224	0.6	8.77	18	150	0.6	2	0.08	0.8	15	8	2130	3.98	3.06	0.28	22	90	0.32	15	730	60	3.6	10	288	0.13	84	10	17	310
JM RC-03-04	36	38	101017	EXT	0.214	1.4	8.86	25	130	0.5	2	0.09	0.6	13	6	3140	3.48	2.97	0.41	28	134	0.38	12	800	41	4.14	9	340	0.14	105	10	28	190
JM RC-03-04	38	40	101018	EXT	0.321	4.9	8.66	32	130	0.6	2	0.1	0.6	15	7	5280	3.71	2.65	0.25	25	326	0.33	11	820	43	4.38	11	327	0.12	65	10	11	130
JM RC-03-04	40	42	101019	EXT	0.296	0.7	10.38	17	400	0.8	2	0.04	4	6	7	2840	2.71	2.63	0.52	78	165	0.27	10	280	17	1.8	10	751	0.17	82	10	48	90
JM RC-03-04	42	44	101020	EXT	0.144	0.7	6.58	11	280	0.7	2	0.05	1	10	8	1480	2.8	2.51	0.53	68	44	0.28	12	450	24	2.43	12	208	0.16	75	10	38	10
JM RC-03-04	44	46	101021	EXT	0.212	0.8	9.08	13	530	0.8	2	0.04	0.6	12	8	2028	2.67	2.48	0.8	48	46	0.33	11	330	21	2.05	18	148	0.15	61	10	43	30
JM RC-03-04	46	48	101022	EXT	0.175	0.8	9.82	13	380	0.8	2	0.05	1.4	9	10	2120	3.2	2.5	0.61	104	24	0.28	16	470	24	2.14	12	228	0.18	48	10	44	40
JM RC-03-04	48	50	101023	EXT	0.757	0.8	6.31	12	140	0.8	2	0.05	1	11	7	2740	3.82	2.31	0.44	18	104	0.25	14	980	24	3.02	8	348	0.13	72	10	34	110
JM RC-03-04	50	52	101024	EXT	0.416	1.4	6.62	13	170	0.8	2	0.08	1	13	8	4740	3.48	2.81	0.23	27	347	0.26	12	910	33	3.8	8	401	0.11	71	10	8	180
JM RC-03-04	52	54	101025	EXT	0.303	0.8	6.31	14	220	0.5	2	0.08	0.7	18	7	2980	3.06	2.57	0.44	35	68	0.17	13	650	28	2.32	13	148	0.14	68	10	24	70
JM RC-03-04	54	56	101026	ORG	0.246	0.5	6.17	11	180	0.6	2	0.1	0.8	12	7	3680	4.35	3.82	0.3	27	64	0.22	13	880	50	4.45	12	385	0.12	68	10	13	188
JM RC-03-04	56	58	101028	EXT	0.252	1	6.03	81	180	0.8	2	0.12	0.8	13	7	3358	4.6	3.27	0.17	22	178	0.17	10	1190	54	5.34	8	513	0.12	87	10	2	10
JM RC-03-04	58	60	101029	EXT	0.738	1.2	5.11	57	80	0.5	2	0.07	0.5	13	5	4780	4.6	1.61	0.06	31	218	0.06	8	780	55	5.81	6	338	0.04	28	10	2	10
JM RC-03-04	60	62	101030	EXT	0.151	0.8	6.28	72	80	0.5	2	0.04	0.8	13	5	3018	4.15	1.64	0.05	31	80	0.09	10	530	33	4.67	9	158	0.04	29	10	2	10
JM RC-03-04	62	64	101031	EXT	0.284	1.1	4.72	75	40	0.5	2	0.04	0.8	13	7	3880	3.85	1.57	0.04	38	341	0.07	12	550	35	4.73	9	157	0.05	27	10	2	10
JM RC-03-04	64	66	101032	EXT	0.31	1.1	4.77	116	100	0.5	2	0.04	0.5	13	3	5840	4.23	1.75	0.08	34	132	0.07	7	580	42	5.08	6	233	0.04	38	10	2	110
JM RC-03-04	66	68	101033	EXT	0.364	2	5.3	48	130	0.5	2	0.04	0.5	14	3	5420	3.58	2.01	0.08	30	65	0.07	8	380	32	4.1	5	148	0.06	24	10	2	10
JM RC-03-04	68	70	101034	EXT	0.462	1.1	7.13	88	140	0.8	2	0.05	0.6	8	4	8880	3.58	2.04	0.16	25	65	0.08	5	440	23	3.86	6	176	0.08	33	10	2	10
JM RC-03-04	70	72	101035	EXT	0.461	0.8	8.38	130	110	0.5	2	0.03	0.6	10	2	4630	3.88	2.28	0.15	23	47	0.07	7	280	20	3.65	5	88	0.08	21	10	2	10
JM RC-03-04	72	74	101036	EXT	0.406	1.1	6.28	18	130	0.5	2	0.05	0.5	11	3	4088	3.34	2.53	0.36	34	203	0.08	7	418	24	3.53	5	180	0.08	23	10	2	70
JM RC-03-04	74	76	101037	EXT	0.415	0.6	8.6	20	480	0.6	2	0.12	0.8	15	18	3130	4.12	2.97	0.54	33	38	0.11	20	1070	27	3.28	9	288	0.24	86	10	11	18
JM RC-03-04	76	78	101038	EXT	0.38	0.7	10.25	13	100	0.6	2	0.14	1	16	22	3570	4.96	3.46	0.56	28	88	0.16	28	1470	28	6.45	13	155	0.22	138	10	15	10
JM RC-03-04	78	80	101039	EXT	0.326	0.5	9.87	14	180	0.8	2	0.12	1	15	20	2780	3.96	3.51	0.58	30	88	0.18	24	1040	31	3.35	5	156	0.28	84	10	68	180
JM RC-03-04	80	82	101040	EXT	0.221	0.6	7.86	4	180	0.6	2	0.05	0.7	12	3	2810	3.71	3.22	0.27	24	116	0.12	11	480	30	3.83	8	78	0.08	38	10	17	80
JM RC-03-04	82	84	101041	EXT	0.318	0.7	6.64	5	150	0.5	2	0.05	0.7	13	4	2630	4.01	2.77	0.16	28	83	0.1	10	450	21	5.08	8	72	0.04	28	10	4	110
JM RC-03-04	84	86	101042	EXT	0.286	0.6	6.03	17	170	0.8	2	0.04	0.6	12	4	3800	3.86	2.95	0.15	25	60	0.1	12	480	27	4.08	5	43	0.06	31	10	2	130
JM RC-03-04	86	88	101043	EXT	0.214	1	4.72	13	150	0.7	2	0.06	0.8	11	8	3100	3.03	2.08	0.13	30	131	0.11	12	620	34	4.15	5	108	0.07	37	10	2	10
JM RC-03-04	88	90	101044	ORG	0.141	1.1	6.01	198	130	0.8	2	0.03	0.5	11	5	2070	3.84	2.24	0.11	31	108	0.09	4	370	24	4.47	7	70	0.08	21	10	2	110
JM RC-03-04	90	92	101046	EXT	0.188	1.6	5.44	301	90	0.5	2	0.08	0.5	12	2	3300	8.23	2.02	0.08	23	67	0.1	6	700	42	8.52	16	118	0.04	25	10	2	80
JM RC-03-04	92	94	101047	EXT	0.229	1.6	5.06	292	110	0.5	2	0.07	0.6	13	2	4710	6.52	1.9	0.08	28	65	0.08	7	780	50	8.73	12	128	0.04	24	10	2	10
JM RC-03-04	94	96	101048	EXT	0.161	1.7	8.9	23	140	0.5	2	0.05	0.8	10	3	3320	3.88	2.08	0.14	25	71	0.12	6	480	58	4.52	5	87	0.06	24	10	7	10
JM RC-03-04	96	98	101049	EXT	0.183	1.4	5.8	17	140	0.5	2	0.04	0.5	12	3	3190	3.45	2.32	0.13	25	77	0.13	4	390	44	4.17	5	85	0.08	25	10	2	30
JM RC-03-04	98	100	101050	EXT	0.233	1.2	7.06	23	180	0.6	2	0.08	1	17	8	3440	4.08	2.6	0.18	44	88	0.17	10	690	32	5.38	5	128	0.11	68	10	2	90
JM RC-03-04	100	102	101051	EXT	0.188	0.8	8.35	15	180	0.6	2	0.15	1.2	15	12	1805	8.73	3.27	0.34	28	51	0.38	14	1320	32	6.74	10	119	0.21	154	10	8	10
JM RC-03-04	102	104	101052	EXT	0.172	0.9	8.38	12	180	0.9	2	0.13	0.4	10	12	1806	5.06	2.81	0.5	32	42	0.38	18	1220	21	5.72	12	90	0.23	146	10	15	10
JM RC-03-04	104	106	101053	EXT	0.18	0.8	8.06	38	180	0.9	2	0.14	1.1	16	10	1585	4.5	3.18	0.29	25	84	0.48	13	1280	23	5.75	7	140	0.18	140	10	8	10
JM RC-03-04	106	108	101054	EXT	0.281	0.6	8.88	50	180	0.7	2	0.14	1.1	21	11	2080	3.4	2.88	0.36	30	43	0.4	18	1370	28	3.58	10	188	0.34	136	10	8	10
JM RC-03-04	108	110	101055	EXT	0.198	1	10.2	31	100	1	2	0.14	1.3	18	10	1730	3.6	3.18	0.36	31	78	0.44	20	1400	36	4.11	8	231	0.32	157	10	12	40
JM RC-03-04	110	112	101056	EXT	0.15	0.8	9.2	6	870	1.3	2	0.12	1.2	21	11	1508	3.06	2.38	0.47	38	44	0.47	25	1180	17	2.53	8	131	0.32	134	10	11	80
JM RC-03-04	112	114	101057	EXT	0.117	0.5	4.88	6	150	1.7	2	0.13	1.8	23	10	1070	3.57	2.73	0.34	38	28	0.47	28	1380	18	3.52	12	135	0.28	150	10	10	110
JM RC-03-04	114	116	101058	EXT	0.151	0.5	11.15	9	580	1.3	2	0.1	2.8	18	10	1835	2.81	2.88	0.58	42	31	0.42	31	820	20	2.12	5	138	0.3	180	10	22	70

HOLE	From	To	SAMPLE	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm
JM RC-03-04	116	118	101059	EXT	0.219	1	11.15	12	370	1.3	2	0.07	3	30	80	1250
JM RC-03-04	118	120	101060	EXT	0.169	0.6	11.45	20	210	1.4	2	0.15	2.7	22	13	1200
JM RC-03-04	120	122	101061	EXT	0.208	0.5	11.3	17	330	1.8	2	0.16	2.2	22	14	1900
JM RC-03-04	122	124	101062	EXT	0.114	0.5	12	13	400	2.4	2	0.19	1.6	10	16	1030
JM RC-03-04	124	126	101063	EXT	0.236	0.9	11.15	20	750	1.8	2	0.17	2.6	18	19	1795
JM RC-03-04	126	128	101064	EXT	0.238	0.5	9.45	9	220	1.6	2	0.11	1.3	23	15	1970
JM RC-03-04	128	130	101065	EXT	0.211	0.7	10.3	11	140	2.2	2	0.12	2.5	21	15	1665
JM RC-03-04	130	132	101066	EXT	0.306	0.9	9.88	7	530	2.3	2	0.13	1	14	15	1980
JM RC-03-04	132	134	101067	EXT	0.253	0.9	8.58	11	400	1.7	2	0.12	1.4	14	15	1655
JM RC-03-04	134	136	101068	EXT	0.273	0.8	11.85	7	470	1.8	2	0.17	1.4	19	21	1670
JM RC-03-04	136	138	101069	ORG	0.166	0.5	10.95	7	200	1.1	2	0.08	1.3	22	18	1015
JM RC-03-04	138	140	101071	EXT	0.081	0.7	11.06	20	330	1	2	0.07	1.2	19	16	377
JM RC-03-04	140	142	101072	EXT	0.24	1.2	6.11	20	143	0.8	2	0.09	0.9	14	11	7520
JM RC-03-04	142	144	101073	EXT	0.358	0.6	11.6	8	370	1.2	2	0.14	1.7	18	31	2380
JM RC-03-04	144	146	101074	EXT	0.333	0.7	12.1	17	750	1.5	11	0.13	2.1	24	28	2320
JM RC-03-04	146	148	101075	EXT	0.214	0.5	9.96	28	110	1	4	0.1	1.8	24	23	2210
JM RC-03-04	148	150	101076	EXT	0.311	0.7	9.06	77	170	1.1	4	0.11	1.8	30	23	2650
JM RC-03-04	150	152	101077	EXT	0.227	0.8	8.27	40	170	0.9	6	0.11	12.5	15	7	3870
JM RC-03-04	152	154	101078	EXT	0.38	0.7	7.07	34	150	0.9	4	0.08	20.8	13	8	4880
JM RC-03-04	154	156	101079	EXT	0.325	0.5	7.56	53	180	1.1	7	0.08	8.2	15	8	3670
JM RC-03-04	156	158	101080	EXT	0.408	1.1	7.83	120	210	0.8	6	0.08	2	15	7	4680
JM RC-03-04	158	160	101081	EXT	0.307	0.5	7.83	22	200	0.9	5	0.07	1.8	15	7	3750
JM RC-03-04	160	162	101082	EXT	0.244	1.1	8.06	147	170	0.8	6	0.1	1.7	12	5	2080
JM RC-03-04	162	164	101083	EXT	0.27	1.4	6.74	180	230	0.7	6	0.07	1.8	14	4	3130
JM RC-03-04	164	166	101084	EXT	0.326	0.5	5.06	30	180	0.5	4	0.04	1.7	14	9	3890
JM RC-03-04	166	168	101085	EXT	0.302	0.5	7.38	36	170	1.1	5	0.07	2.7	11	13	3480
JM RC-03-04	168	170	101086	EXT	0.38	0.5	10	26	250	1.8	7	0.12	1.7	11	56	2550
JM RC-03-04	170	172	101087	EXT	0.18	0.7	10.85	17	180	1.8	4	0.13	2.2	23	62	1280
JM RC-03-04	172	174	101088	EXT	0.339	0.5	10.8	36	130	3.2	8	0.18	15.4	15	35	2450
JM RC-03-04	174	176	101089	EXT	0.76	0.5	10.95	17	650	3.1	10	0.13	5	12	16	1660
JM RC-03-04	176	178	101090	EXT	0.314	0.5	10.65	25	620	3.1	3	0.12	3.4	10	15	1630
JM RC-03-04	178	180	101091	EXT	0.231	0.5	10.25	15	380	3.1	2	0.18	2.4	13	17	1365
JM RC-03-04	180	182	101092	EXT	0.2	0.5	10.95	17	570	3.5	6	0.14	2	17	14	1456
JM RC-03-04	182	184	101093	EXT	0.253	0.5	10.3	23	780	2.7	6	0.13	2.2	13	14	1655
JM RC-03-04	184	186	101094	EXT	0.243	0.5	9.87	19	180	2.7	6	0.12	1.8	14	15	1425
JM RC-03-04	186	188	101095	EXT	0.215	0.5	11.95	24	340	3.7	7	0.18	1.8	14	21	1345
JM RC-03-04	188	190	101096	EXT	0.23	0.5	12.65	27	190	4.5	6	0.29	2.4	14	15	1830
JM RC-03-04	190	192	101097	EXT	0.201	0.5	11	17	130	2.6	4	0.17	2.8	14	20	1885
JM RC-03-04	192	194	101098	EXT	0.176	0.5	11.5	33	130	2.8	4	0.14	3.7	11	15	1250
JM RC-03-04	194	196	101099	EXT	0.232	0.8	11	241	170	2.5	6	0.14	2.1	14	25	2100
JM RC-03-04	196	198	101100	ORG	0.358	0.6	8.58	118	160	1.5	4	0.14	1.6	13	15	4410
JM RC-03-04	198	200	101102	EXT	0.22	0.5	8.34	91	160	1.2	6	0.06	1.6	11	10	3610
JM RC-03-04	200	202	101103	EXT	0.16	0.8	5.51	112	160	0.8	7	0.03	1.2	12	3	2800
JM RC-03-04	202	204	101104	EXT	0.116	0.5	7.58	93	90	1.3	6	0.06	1.4	12	8	1595
JM RC-03-04	204	206	101105	EXT	0.227	0.5	5.61	99	100	0.8	4	0.06	1.2	11	7	2610
JM RC-03-04	206	208	101106	EXT	0.254	1.3	5.23	101	60	0.8	4	0.06	1.4	11	4	5300
JM RC-03-04	208	210	101107	EXT	0.321	1.1	4.27	247	80	0.8	4	0.03	1.4	16	5	5360
JM RC-03-04	210	212	101108	EXT	0.57	0.5	4.17	114	120	1.2	8	0.11	1.2	11	13	5660
JM RC-03-04	212	214	101109	EXT	1.507	0.6	8.31	143	110	1.4	7	0.11	1.3	16	11	5080
JM RC-03-04	214	216	101110	EXT	0.267	0.5	12.05	87	100	3.5	5	0.15	1.8	18	14	3040
JM RC-03-04	216	218	101111	EXT	0.15	0.5	12.7	11	750	3.4	5	0.11	1.7	16	14	1195
JM RC-03-04	218	220	101112	EXT	0.122	0.5	12.4	24	280	5	4	0.1	1.6	8	13	837
JM RC-03-04	220	222	101113	EXT	0.139	0.5	12.2	41	380	3.5	6	0.04	1.7	8	15	620
JM RC-03-04	222	224	101114	EXT	0.306	0.7	12.55	27	380	5.5	6	0.09	1.7	8	17	1655
JM RC-03-04	224	226	101115	EXT	0.18	0.5	12.65	41	210	6.3	4	0.12	1.7	8	16	1230
JM RC-03-04	226	228	101116	EXT	0.243	0.7	11.75	27	250	6.2	4	0.11	1.6	10	15	1785
JM RC-03-04	228	230	101117	ORG	0.12	0.5	8.93	58	100	3	2	0.07	1.4	7	13	1380
JM RC-03-04	230	232	101119	EXT	0.092	0.6	9.36	154	150	1	2	0.05	3.6	8	6	1545
JM RC-03-04	232	234	101120	EXT	0.148	1.2	5.63	339	120	0.8	3	0.03	1.3	8	6	2380
JM RC-03-04	234	236	101121	EXT	0.15	1.2	6.31	302	100	0.8	5	0.05	1.7	8	6	2010
JM RC-03-04	236	238	101122	EXT	0.098	0.8	5.78	203	110	0.7	5	0.03	1.1	12	5	977
JM RC-03-04	238	240	101123	EXT	0.164	0.8	5.71	194	120	0.7	7	0.03	1.5	11	6	2110
JM RC-03-04	240	242	101124	EXT	0.101	1.2	6.55	311	230	0.9	2	0.04	0.5	8	4	1380
JM RC-03-04	242	244	101125	EXT	0.136	1	7.28	186	240	0.8	2	0.05	0.5	14	12	1485
JM RC-03-04	244	246	101126	EXT	0.24	1	4.78	39	210	1.1	2	0.09	0.5	18	12	3410
JM RC-03-04	246	248	101127	EXT	0.183	0.7	10.45	19	330	2.5	2	0.11	0.5	17	15	1380
JM RC-03-04	248	250	101128	EXT	0.231	0.8	11.75	7	560	3.2	2	0.1	0.5	14	12	1836
JM RC-03-04	250	252	101129	EXT	0.292	0.7	10.95	7	630	2.2	2	0.12	0.5	15	11	2080
JM RC-03-04	252	254	101130	EXT	0.2	0.6	11.29	6	580	3.4	2	0.17	0.5	14	8	1600
JM RC-03-04	254	256	101131	EXT	0.156	0.7	11.4	9	560	3.4	2	0.19	0.5	12	12	1215
JM RC-03-04	256	258	101132	EXT	0.162	0.6	11.95	13	540	3.2	2	0.17	0.5	12	12	1585
JM RC-03-04	258	260	101133	EXT	0.146	1	11.85	16	540	3.4	2	0.21	0.5	14	11	1470
JM RC-03-04	260	262	101134	EXT	0.21	0.6	10.98	14	220	3.1	2	0.41	0.5	21	24	1620
JM RC-03-04	262	264	101135	EXT	0.199	0.7	9.8	7	540	2.8	2	0.36	0.5	24	18	1640
JM RC-03-04	264	266	101136	EXT	0.166	0.6	8.37	26	450	3.1	2	0.47	0.5	24	16	1418
JM RC-03-04	266	268	101137	EXT	0.214	0.6	9.4	5	510	3.1	2	0.39	0.5	22	16	1050
JM RC-03-04	268	270	101138	EXT	0.344	0.8	10.45	17	310	4.2	2	0.35	0.5	28	27	1575
JM RC-03-04	270	272	101139	EXT	0.441	0.6	11	6	380	4.3	2	0.3	0.5	22	22	3500
JM RC-03-04	272	274	101140	EXT	0.458	1.2	10.2	5	550	3.2	2	0.33	0.6	42	16	3370
JM RC-03-04	274	276	101141	EXT	0.294	0.9	9.75	6	440	3.2	2	0.31	0.5	56	7	2870
JM RC-03-04	276	278	101142	EXT	0.292	0.8	11.25	5	310	4	2	0.32	0.5	14	15	2070
JM RC-03-04	278	280	101143	EXT	0.225	0.7	10.75	15	110	3.5	2	0.2	0.9	20	17	2700
JM RC-03-04	280	282	101144	EXT	0.151	1.1	9.19	22	100	2	2	0.08	0.5	23	18	2210
JM RC-03-04	282	284	101145	EXT	0.132	1.1	9.11	53	80	1.7	2	0.08	1.3	21	18	2310
JM RC-03-04	284	286	101146	EXT	0.25	1.3	8.76	136	80	2.2	2	0.11	0.5	21	18	3200
JM RC-03-04	286	288	101147	EXT	0.284	1.1	9.11	52	80	2.1	2	0.12	0.2	20	13	3540
JM RC-03-04	288	290	101148	EXT	0.211	0.5	12.4	8	130	3.2	2	0.14	0.5	23	16	2750
JM RC-03-04	290	292	101149	EXT	0.258	0.5	12.4	8	270	2.8	2	0.12	1.2	21	17	2730
JM RC-03-04	292	294	101150	EXT	0.161	1.3	9.17	46	110	2.2	2	0.11	0.5	21	14	2790
JM RC-03-04	294	296	101151	EXT	0.195	0.7	8.58	37	270	1.4	2	0.11	0.5	16	15	1405
JM RC-03-04	296	298	101152	EXT	0.18	1	8.47	50	270	2.2	2	0.15	0.5	34	16	2050
JM RC-03-04	298	300	101153	EXT	0.226	0.7	10.05	60	100	2.8	2	0.19	0.5	25	20	2320
JM RC-03-04	300	302	101154	EXT	0.2	0.6	9.25	28	90	2.2	2	0.15	0.5	22	14	1865
JM RC-03-04	302	304	101155	EXT	0.173	1	8.37	74	110	1.7	2	0.25	0.5	15	14	2150
JM RC-03-04	304	306	101156	EXT	0.15	1	8.47	48	110	1.6	2	0.06	0.5	17	14	1865
JM RC-03-04	306	308	101157	ORG	0.146	0.5	9.12	26	130	2.1	2	0.14	0.5	19	16	1620
JM RC-03-04	308	310	101159	EXT	0.22	0.6	8.44	27	410	2.1	2	0.18	0.5	20	16	2310
JM RC-03-04	310	312	101160	EXT	0.231	0.6	8.87	22	470	2.6	2	0.78	0.5	19	14	1765
JM RC-03-04	312	314	101161	EXT	0.168	0.7	10.4	32	400	3	2	0.32	0.5	22	40	1256
JM RC-03-04	314	316	101162	EXT	0.167	0.5	9.87	27	520	2.3	2	0.38	0.5	18	14	1345
JM RC-03-04	316	318	101163	EXT	0.248	0.5	9.66	15	480	2.5	2	0.19	0.5	16	20	1730
JM RC-03-04	318	320	101164	EXT	0.274	0.6	8.77	26	260	2.3	2	0.13	0.5	38	14	2050
JM RC-03-04	320	322	101165	EXT	0.141	0.5	10.2	19	120	2.3	2	0.16	0.5	20	12	1510
JM RC-03-04	322	324	101166	EXT	0.146	0.5	6.63	146	100	1.3	2	0.15	0.5	26	15	1810
JM RC-03-04	324	326	101167	EXT	0.101	1	5.66	549	70	0.7	2	0.08	20.2	70	7	1735
JM RC-03-04	326	328	101168	EXT	0.145	0.6	8.31	139	130	1.4	2	0.11	0.5	20	13	2140
JM RC-03-04	328	330	101169	EXT	0.294	0.5	6.63	6	80	2	2	0.1	0.5	27	96	2710

HOLE	From	To	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sc_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-03-04	116	118	4.13	2.4	1.33	162	44	0.26	87	670	8	2.88	7	88	0.28	174	10	46	30
JM RC-03-04	118	120	4.13	1.87	1.08	61	16	0.36	36	1380	14	3.14	8	79	0.27	166	10	43	100
JM RC-03-04	120	122	3.87	2.72	0.86	90	100	0.42	29	1950	13	3.14	8	100	0.3	161	10	28	30
JM RC-03-04	122	124	4.47	1.64	1.28	100	29	0.42	40	1900	17	1.92	8	86	0.3	169	10	58	30
JM RC-03-04	124	126	4.76	2.24	1.11	76	110	0.36	32	1700	15	3.93	8	83	0.27	182	10	42	30
JM RC-03-04	126	128	4.49	2.8	0.64	81	82	0.32	22	1120	10	3.33	7	118	0.23	171	10	28	30
JM RC-03-04	128	130	4.33	3.02	0.46	73	38	0.32	26	1140	13	4.04	7	164	0.24	169	10	32	30
JM RC-03-04	130	132	3.67	2.36	0.58	47	25	0.31	28	1290	15	2.88	8	221	0.26	160	10	27	30
JM RC-03-04	132	134	4	2.58	0.42	37	53	0.37	24	1160	16	2.48	7	142	0.29	156	10	20	30
JM RC-03-04	134	136	3.67	2.4	0.48	33	48	0.4	48	1620	12	2.17	9	106	0.31	170	10	24	30
JM RC-03-04	136	138	4.21	2.48	0.45	32	25	0.48	32	770	15	4.27	6	98	0.25	171	10	21	20
JM RC-03-04	138	140	4.14	2.38	0.41	33	35	0.58	31	820	15	3.24	10	98	0.29	153	10	23	30
JM RC-03-04	140	142	4.93	3.08	0.25	20	94	0.33	12	740	23	5.56	6	236	0.16	84	10	9	30
JM RC-03-04	142	144	4.81	2.64	0.5	45	99	0.41	38	1290	42	2.66	14	811	0.38	175	10	19	30
JM RC-03-04	144	146	4.23	2.63	0.61	47	79	0.34	45	1330	34	3.91	5	830	0.27	154	30	33	30
JM RC-03-04	146	148	5.13	3.13	0.47	23	124	0.33	29	1080	30	5.88	5	271	0.2	130	30	21	30
JM RC-03-04	148	150	4.58	2.96	0.38	25	64	0.28	24	1230	37	5.03	5	227	0.23	108	30	24	40
JM RC-03-04	150	152	4.75	3.8	0.3	24	62	0.3	6	1140	45	5.51	5	188	0.15	76	10	17	40
JM RC-03-04	152	154	4.25	2.58	0.22	25	73	0.28	7	430	10	4.85	5	146	0.13	66	10	6	40
JM RC-03-04	154	156	5.44	2.72	0.18	28	98	0.35	8	1030	14	8.54	5	182	0.11	71	20	7	30
JM RC-03-04	156	158	4.08	3.4	0.18	24	113	0.3	11	1040	37	5.16	5	187	0.15	80	20	14	70
JM RC-03-04	158	160	4.18	2.85	0.21	25	100	0.27	8	840	14	4.53	5	165	0.17	58	20	7	30
JM RC-03-04	160	162	5.44	2.73	0.22	25	95	0.32	7	860	18	6.47	5	170	0.13	60	20	11	40
JM RC-03-04	162	164	4.76	2.34	0.16	30	85	0.26	5	710	38	5.48	5	180	0.07	35	20	6	50
JM RC-03-04	164	166	3.8	2.37	0.29	26	70	0.15	6	350	9	4.43	5	88	0.07	29	20	28	40
JM RC-03-04	166	168	3.66	2.81	0.25	29	83	0.22	11	880	17	4.08	5	145	0.15	53	20	9	30
JM RC-03-04	168	170	3.45	2.81	0.36	32	108	0.36	28	1290	31	2.67	5	257	0.37	126	20	17	30
JM RC-03-04	170	172	4.36	3.19	0.22	35	51	0.56	30	1580	38	7.52	5	281	0.16	146	20	18	40
JM RC-03-04	172	174	3.91	2.83	0.88	171	118	0.57	34	1780	25	3.08	5	108	0.27	166	20	53	40
JM RC-03-04	174	176	4.63	2.16	1.57	367	48	0.67	25	1580	17	1.11	5	68	0.34	160	20	48	20
JM RC-03-04	176	178	4.25	3.1	1.38	288	140	0.34	29	1350	7	0.8	5	46	0.3	193	20	48	20
JM RC-03-04	178	180	5.48	2.15	1.38	270	144	0.36	35	1988	8	2.58	5	48	0.29	190	20	88	20
JM RC-03-04	180	182	4.25	2	1.18	234	138	0.32	52	1650	8	1.95	5	32	0.26	164	20	65	20
JM RC-03-04	182	184	4.58	2.4	1.5	263	78	0.32	38	1790	14	1.65	5	34	0.23	174	20	78	20
JM RC-03-04	184	186	4.06	2.58	1.28	218	78	0.31	32	1520	7	2.53	6	37	0.26	180	20	63	30
JM RC-03-04	186	188	3.88	2.38	1.2	228	51	0.48	43	1700	18	1.7	5	73	0.24	190	20	65	20
JM RC-03-04	188	190	2.84	2.28	0.56	97	58	0.57	40	2510	5	2.45	6	131	0.33	179	30	48	20
JM RC-03-04	190	192	3.28	2.1	0.95	128	72	0.51	41	1480	10	2.43	8	132	0.24	158	20	37	20
JM RC-03-04	192	194	2.83	2.48	0.98	80	48	0.62	37	1270	7	2.47	5	181	0.28	183	20	30	30
JM RC-03-04	194	196	4.41	2.28	0.28	32	58	0.74	31	1290	17	5.53	5	235	0.27	182	20	44	80
JM RC-03-04	196	198	4.44	2.28	0.24	37	92	0.48	15	1220	12	5.72	6	238	0.23	133	20	11	70
JM RC-03-04	198	200	4.2	2.83	0.17	27	83	0.34	11	770	11	4.78	5	108	0.18	66	20	6	20
JM RC-03-04	200	202	3.58	2.86	0.08	19	66	0.23	4	418	4	4.52	6	118	0.07	32	20	6	40
JM RC-03-04	202	204	5.79	2.9	0.13	30	75	0.34	18	830	6	6.83	6	164	0.13	100	20	10	70
JM RC-03-04	204	206	5.41	2.94	0.13	14	68	0.2	4	770	10	3.97	5	148	0.12	67	10	7	70
JM RC-03-04	206	208	4.48	2	0.08	32	128	0.21	5	448	8	5.28	7	85	0.07	42	20	18	70
JM RC-03-04	208	210	3.58	1.78	0.08	33	208	0.14	6	288	4	4.02	5	35	0.09	18	30	18	40
JM RC-03-04	210	212	2.86	2.06	0.21	27	182	0.35	15	880	7	3.01	6	46	0.21	122	30	7	20
JM RC-03-04	212	214	2.3	2.36	0.17	23	287	0.44	16	660	4	3.28	5	36	0.23	118	20	6	20
JM RC-03-04	214	216	3.83	2.28	0.16	18	86	0.86	33	1430	5	4.84	5	25	0.26	150	20	30	20
JM RC-03-04	216	218	2.04	2.02	0.17	21	42	0.25	30	1130	13	2.26	6	43	0.32	150	30	31	10
JM RC-03-04	218	220	2.08	1.76	0.18	37	104	0.13	23	1070	14	1.4	5	58	0.33	144	30	41	10
JM RC-03-04	220	222	2.48	1.58	0.23	48	44	0.12	18	550	12	1.4	5	50	0.31	172	30	150	10
JM RC-03-04	222	224	2.37	1.48	0.18	48	71	0.1	41	1080	15	0.77	5	34	0.35	154	30	106	30
JM RC-03-04	224	226	2.18	1.42	0.13	38	53	0.11	74	1420	22	1.27	6	46	0.36	180	30	88	20
JM RC-03-04	226	228	2.2	2.08	0.12	28	48	0.22	38	1290	8	1.8	5	33	0.32	167	20	38	20
JM RC-03-04	228	230	2.46	2.18	0.12	17	88	0.23	19	788	11	2.08	5	78	0.2	88	20	20	20
JM RC-03-04	230	232	3.43	2.04	0.12	18	77	0.16	9	418	20	3.83	6	140	0.1	58	20	10	40
JM RC-03-04	232	234	3.5	2.28	0.08	22	75	0.13	4	380	18	3.67	7	83	0.07	30	10	45	30
JM RC-03-04	234	236	4.47	2.28	0.08	24	105	0.2	9	580	25	5.34	5	148	0.06	45	10	66	40
JM RC-03-04	236	238	3.36	2.38	0.1	19	97	0.14	8	340	9	3.51	6	78	0.07	28	10	16	30
JM RC-03-04	238	240	4.51	2.38	0.12	20	65	0.15	5	370	14	5.13	6	75	0.07	28	10	15	70
JM RC-03-04	240	242	2.65	1.88	0.1	28	81	0.19	5	480	9	2.72	6	63	0.07	40	10	66	140
JM RC-03-04	242	244	3.78	1.9	0.08	32	87	0.24	5	718	17	1.48	23	129	0.08	54	10	78	290
JM RC-03-04	244	246	3.88	1.88	0.18	23	78	0.44	6	800	27	3.25	25	164	0.14	106	10	45	170
JM RC-03-04	246	248	2.64	2.02	0.17	35	48	0.46	14	1100	6	2.5	11	67	0.27	136	10	65	110
JM RC-03-04	248	250	1.68	1.48	0.16	37	30	0.28	26	1040	7	1.74	10	36	0.36	143	10	78	100
JM RC-03-04	250	252	1.74	2.14	0.23	34	48	0.42	29	1100	9	1.82	5	30	0.3	180	10	51	70
JM RC-03-04	252	254	1.22	1.36	0.22	31	36	0.32	24	1790	14	1.26	6	47	0.37	184	10	79	80
JM RC-03-04	254	256	1.26	1.48	0.18	30	48	0.3	28	1858	17	1.34	5	63	0.3	172	10	88	80
JM RC-03-04	256	258	1.88	1.91	0.25	42	48	0.28	48	1780	12	1.4	5	31	0.31	164	10	152	60
JM RC-03-04	258	260	3.42	2.88	0.88	221	28	0.41	32	1580	7	1.88	6	27	0.28	200	10	213	40
JM RC-03-04	260	262	5.46	2.36	1.3	386	78	0.34	22	1600	11	2.4	5	54	0.28	178	10	248	80
JM RC-03-04	262	264	6.26	2.4	2	482	57	0.18	15	1880	7	0.73	5	18	0.26	192	10	352	80
JM RC-03-04	264	266	6.81	1.82	1.81	457	45	1.18	17	1388	15	0.58	6	87	0.31	188	10	463	80
JM RC-03-04	266	268	6.52	2.36	2.1	456	58	0.87	16	1400	11	0.88	6	58	0.3	182	10	467	78
JM RC-03-04	268	270	5.6	2.2	1.58	388	83	0.86	24	1848	14	1.15	5	78	0.31	162	10	457	50
JM RC-03-04	270	272	5.81	2.44	1.56	340	80	1.86	30	1658	6	1.08	5	57	0.3	178	10	384	80
JM RC-03-04	272	274	4.82	1.9	1.44	321	128	1.1	19	1620	18	0.87	5	48	0.28	158	10	358	60
JM RC-03-04	274	276	2.73	1.9	0.3	44	128	0.34	22	1710	4	2.04	5	27	0.3	88	10	172	70
JM RC-03-04	276	278	3.78	1.86	0.46	158	45	0.61	18	2280	7	2.07	6	31	0.47	221	10	186	50
JM RC-03-04	278	280	3.88	2.44	0.4	68	108	0.43	17	1280	3	2.48	5	40	0.3	134	10	150	100
JM RC-03-04	280	282	4.13	3.08	0.28	50	73	0.37	13	770	15	3.36	5	61	0.18	84	10	84	140
JM RC-03-04	282	284	4.76	3.07	0.28	56	78	0.28	9	730	7	3.88	6	58	0.14	88	10	85	130
JM RC-03-04	284	286	4.54	3.81	0.32	42	97	0.37	5	800	7	4.14	5	62	0.17	77	10	86	140
JM RC-03-04	286	288	3.3	2.94	0.28	48	161	0.32	9	460	9	2.88	8	48	0.15	85	10	86	60
JM RC-03-04	288	290	2.71	2.76	0.34	51	61	0.8	11	1580	7	2.27	10	53	0.27	178	10	126	70
JM RC-03-04	290	292	4.48	2.48	0.87	181	99	0.64	14	988	8	1.88	5	51	0.27	153	10	188	40
JM RC-03-04	292	294	3.78	2.81	0.31	36	72	0.43	8	840	46	3.18	5	44	0.18	86	10	86	118
JM RC-03-04	294	296	4.88	1.81	1.14	271	74	1.84	8	430	5	3.13	5	41	0.11	104	10	148	40
JM RC-03-04	296	298	4.53	2.42	0.44	65	82	0.75	15	790	21	3.78	5	45	0.18	100	10	141	178
JM RC-03-04	298	300	4.74	2.28	0.65	118	106	0.53	14	1300	8	3.78	5	61	0.18	144	10	61	90
JM RC-03-04	300	302	4.22	3.08	0.29	58	77	0.36	14	1040	7	3.19	5	36	0.2	120	10	68	40
JM RC-03-04	302	304	4.18	3.02	0.14	41	88	0.29	8	1320	6	3.83	5	96	0.15	84	10	47	40
JM RC-03-04	304	306	4.08	3.03	0.26	57	45	0.28	10	630	4	3.05	5	36	0.18	85	10	83	50
JM RC-03-04	306	308	4.28	2.28	0.77	178	62	0.78	13	1120	7	2.04	5	33	0.19	108	10	138	70
JM RC-03-04	308	310	4.38	2.1	0.78	170	67	0.77	10	1140	9	2.43	6	35	0.17	83	10	184	30
JM RC-03-04	310	312	6.06	1.58	2.02	511	44	1.18	22	1540	3	0.98	7	41	0.17	158	10	344	50
JM RC-03-04	312	314	6.83	1.88	2.04	568	38	0.43	70	1880	4	0.67	14	30	0.18	161	30	338	30
JM RC-03-04	314	316	6.87	2.23	1.78	445	38	0.28	28	1818	3	0.88	8	17	0.14	188	10	288	10
JM RC-03-04	316	318	4.28	2.22	1.28	388	90	0.38	48	1288	7	0.98	5	22	0.18	154	10	122	18
JM RC-03-04	318	320	3.28	2.34	0.36	66	58	0.56	28	1188	18	2.88	5	37	0.17	142	40	77	80
JM RC-03-04	320	322	3.12	2.34	0.22	35	37	0.64	18	1440	10	2.86	6	64	0.21	154	10	40	30
JM RC-03-04	322	324	4.67	2.41	0.22	33	106	0.81	13	1370	48	4.88	7	144	0.14	142	30	95	10
JM RC-03-04	324	326	3.68	1.88	0.14	41	71	0.35	18	700	304	4.82	11	138	0.08	66	10	254	90
JM RC-03-04	326	328	4.48	2.06	0.18	36	84	0.48	11	1030	18	4.32	7	104	0.18	138	10	38	78
JM RC-03-04	328	330	4.88	3.06	0.3	33	82	0.55	30	1000	3	3.19	5	37	0.24	178	10	43	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-03-04	330	332	101170	EXT	0.290	1	7.90	30	40	1.2	2	0.1	0.5	21	11	2500	4.79	2.52	0.29	30	118	0.41	8	510	9	4.90	5	41	0.14	88	10	88	40
JM RC-03-04	332	334	101171	EXT	0.120	0.5	6.10	5	100	1.4	2	0.06	0.5	14	7	1975	3.50	2.21	0.2	27	54	0.54	8	740	12	3.18	5	36	0.13	64	10	30	40
JM RC-03-04	334	336	101172	EXT	0.201	0.9	7.21	25	70	1.2	2	0.07	2.4	20	9	3130	4.37	2.71	0.24	29	90	0.34	5	630	10	4.18	5	29	0.12	64	10	81	40
JM RC-03-04	336	338	101173	EXT	0.218	1	7.01	15	60	1.3	2	0.08	0.5	18	14	3450	3.63	2.19	0.29	62	77	0.25	8	640	15	3.25	5	36	0.13	56	10	117	30
JM RC-03-04	338	340	101174	EXT	0.225	0.8	7.74	10	120	1.5	2	0.07	0.5	14	11	3380	2.98	2.53	0.32	84	50	0.23	11	680	8	2.17	5	33	0.15	66	10	74	20
JM RC-03-04	340	342	101175	EXT	0.218	1	6.85	5	150	0.7	2	0.04	0.5	11	5	3100	3.42	2.95	0.18	25	53	0.21	2	350	8	3.31	5	33	0.07	29	10	25	50
JM RC-03-04	342	344	101176	ORG	0.156	0.7	6.32	18	330	0.9	2	0.06	0.5	12	7	2560	2.64	2.42	0.21	31	96	0.23	3	610	8	2.38	6	40	0.12	46	10	34	10
JM RC-03-04	344	346	101178	EXT	0.238	0.5	6.90	5	520	1.3	2	0.06	0.5	15	6	2290	2.57	1.98	0.25	37	50	0.3	5	720	4	1.97	5	46	0.12	91	10	26	30
JM RC-03-04	346	348	101179	EXT	0.198	0.5	7.46	4	620	1.6	2	0.08	0.5	17	10	1735	3.62	1.78	0.67	136	52	0.98	9	830	6	1.72	5	32	0.13	81	10	164	20
JM RC-03-04	348	350	101180	EXT	0.182	0.5	7.03	9	340	1.8	2	0.1	0.6	20	15	2820	3.12	2.24	0.46	114	78	0.78	10	440	6	1.08	6	34	0.16	66	10	132	20
JM RC-04-04	0	2	101181	EXT	0.254	0.4	7.50	4	520	1.5	2	0.5	0.5	18	17	986	4.97	2.38	1.78	565	30	1.38	10	1500	13	0.06	5	112	0.46	186	10	181	170
JM RC-04-04	2	4	101182	EXT	0.195	1.3	7.66	7	340	1.6	2	0.56	0.5	22	17	420	4.9	2.2	1.9	704	16	1.72	12	1670	10	0.02	5	120	0.44	160	10	138	180
JM RC-04-04	4	6	101183	EXT	0.202	1.3	7.38	5	280	1.3	2	0.88	0.6	18	16	426	5.38	1.88	1.74	644	36	1.62	12	1580	6	0.01	5	158	0.43	162	10	128	140
JM RC-04-04	6	8	101184	EXT	0.173	0.7	7.56	6	220	1.4	2	0.70	0.5	22	22	680	5.37	1.78	1.91	837	21	1.49	13	1580	11	0.01	5	134	0.53	172	10	146	180
JM RC-04-04	8	10	101185	EXT	0.168	1.1	6.3	5	220	1.4	2	0.61	0.5	25	91	1115	5.79	2.17	2.05	986	28	1.3	28	1918	6	0.01	5	124	0.56	160	10	148	150
JM RC-04-04	10	12	101186	EXT	0.2	1.2	7.51	5	280	1.4	2	0.74	0.5	25	24	479	5.04	1.81	1.86	479	12	1.62	13	1580	8	0.01	5	140	0.48	160	10	129	150
JM RC-04-04	12	14	101187	EXT	0.167	1.4	7.40	5	310	1.3	2	0.84	0.5	23	24	916	5.34	1.67	1.78	717	4	1.84	15	1530	12	0.01	5	163	0.5	173	10	145	140
JM RC-04-04	14	16	101188	EXT	0.17	1.3	7.37	5	300	1.4	2	0.74	0.5	27	17	885	5.13	1.93	1.67	1080	7	1.62	18	1320	24	0.01	5	138	0.38	148	10	167	230
JM RC-04-04	16	18	101189	EXT	0.220	1.5	6.33	8	380	1.6	2	0.81	0.5	32	32	1410	5.15	2.2	1.84	980	12	1.63	14	1140	25	0.01	5	154	0.36	158	10	177	100
JM RC-04-04	18	20	101190	EXT	0.175	1.1	7.94	5	320	1.3	2	0.64	0.5	25	28	1175	5.08	2.26	2.12	1100	5	1.34	13	1080	22	0.01	5	171	0.37	160	10	164	120
JM RC-04-04	20	22	101191	ORG	0.162	1.5	5.91	42	400	2	2	0.63	0.5	24	16	4040	5.05	2.06	1.81	1290	88	0.36	6	1280	40	0.08	17	153	0.46	140	10	228	210
JM RC-04-04	22	24	101193	EXT	0.22	2.1	4.00	54	380	2	2	0.67	0.5	14	15	5010	4.87	1.82	0.85	1118	134	0.26	6	1100	83	0.11	17	173	0.38	127	10	145	220
JM RC-04-04	24	26	101194	EXT	0.056	1.1	4.77	5	320	0.8	2	0.74	0.5	14	6	1455	3.07	0.94	0.84	888	12	1.34	4	480	12	0.01	7	188	0.15	60	10	171	120
JM RC-04-04	26	28	101195	EXT	0.194	1.6	6.1	6	510	1.4	2	0.53	0.5	15	15	1570	4.02	1.64	1.13	1080	25	1.34	6	680	20	0.01	5	137	0.23	60	10	180	140
JM RC-04-04	28	30	101196	EXT	0.06	0.5	7.36	5	560	1.2	2	1.2	0.5	16	8	4380	3.05	1.74	0.89	850	4	2.26	4	610	14	0.01	6	324	0.18	78	10	148	140
JM RC-04-04	30	32	101197	EXT	0.043	1.2	6.21	6	560	1.3	2	1.1	0.5	12	5	3618	2.75	1.62	0.63	787	20	1.7	4	480	12	0.01	6	387	0.14	54	10	113	140
JM RC-04-04	32	34	101198	EXT	0.17	1.2	6.78	8	680	1.7	2	0.43	0.5	11	10	1475	3.4	2.1	0.86	622	34	1.88	6	880	12	0.01	5	108	0.14	68	10	124	190
JM RC-04-04	34	36	101199	EXT	0.209	1.2	7.15	11	640	1.7	2	0.65	0.5	18	13	2180	4.91	1.93	1.4	780	21	1.62	8	800	20	0.02	6	153	0.25	110	10	158	140
JM RC-04-04	36	38	101200	EXT	0.139	1.6	6.91	5	680	1.4	2	0.40	0.5	16	15	1305	4.78	2.19	1.32	537	18	1.76	10	800	17	0.01	5	139	0.25	106	10	130	120
JM RC-04-04	38	40	101201	EXT	0.173	1.6	7.63	5	760	1.7	2	0.52	0.5	14	15	1488	4.76	2.48	1.48	584	16	1.08	10	820	22	0.02	5	148	0.28	113	10	136	170
JM RC-04-04	40	42	101202	EXT	0.18	1.2	7.90	10	670	1.5	2	0.88	0.5	16	17	1375	4.87	2.44	1.54	717	13	2	13	910	21	0.01	5	143	0.31	122	10	167	180
JM RC-04-04	42	44	101203	EXT	0.208	1.8	7.74	5	420	1.4	2	0.67	0.5	16	18	1178	4.6	2.36	1.56	625	12	1.72	9	880	19	0.01	7	126	0.37	108	10	174	180
JM RC-04-04	44	46	101204	EXT	0.153	1.5	4.36	15	430	1.3	2	0.38	0.5	11	12	1355	3.36	1.79	0.57	1106	48	0.37	6	500	13	0.02	8	90	0.18	73	10	111	150
JM RC-04-04	46	48	101205	EXT	0.157	1.2	5.80	7	510	1.4	6	0.48	0.6	11	48	1025	3.26	2	1.24	855	28	1.29	25	580	17	0.01	5	77	0.18	67	10	152	30
JM RC-04-04	48	50	101206	EXT	0.200	0.8	7.74	5	110	1.8	6	0.74	0.6	20	270	3880	6.19	2.42	3.75	881	18	1.08	101	1080	6	0.01	5	74	0.38	194	10	209	20
JM RC-04-04	50	52	101207	EXT	0.179	1.4	6.68	6	630	1.7	5	0.40	1.1	15	25	1280	4.42	2.86	1.82	888	22	2.45	25	880	23	0.01	5	173	0.38	134	10	172	20
JM RC-04-04	52	54	101208	EXT	0.188	1.4	6.86	6	640	1.7	2	0.88	0.9	14	23	1205	4.57	2.75	1.52	938	32	2.35	18	680	43	0.01	5	176	0.36	177	10	194	80
JM RC-04-04	54	56	101209	EXT	0.177	1.3	7.47	10	510	1.6	4	0.94	1	12	18	1045	3.64	1.6	1.32	701	21	1.8	18	730	18	0.01	5	147	0.32	107	10	152	20
JM RC-04-04	56	58	101210	EXT	0.144	1.1	7.88	12	670	1.6	4	0.78	0.6	10	25	820	3.72	2.58	1.36	788	13	2.32	28	680	21	0.01	5	154	0.27	97	10	198	30
JM RC-04-04	58	60	101211	EXT	0.201	1	6.79	7	540	1.7	6	0.40	0.6	6	30	1070	4.23	2.56	1.64	885	9	2.61	28	630	22	0.01	5	198	0.38	114	10	163	40
JM RC-04-04	60	62	101212	EXT	0.193	1.2	6	11	640	1.6	5	0.95	0.6	6	21	901	3.93	2.07	1.28	844	12	1.98	15	710	24	0.01	6	162	0.33	116	10	146	30
JM RC-04-04	62	64	101213	EXT	0.177	0.7	6.01	9	430	1.5	10	0.88	0.6	10	40	1280	4.74	2.88	1.88	808	14	1.48	25	1000	17	0.01	5	143	0.43	154	10	180	60
JM RC-04-04	64	66	101214	EXT	0.168	1.3	6.13	6	430	1.6	6	0.84	0.7	10	28	879	4.56	2.31	1.48	835	16	2.36	21	420	27	0.01	5	176	0.36	126	10	182	60
JM RC-04-04	66	68	101215	EXT	0.176	1.2	6.2	12	340	1.5	2	1.1	1	13	53	1985	5.57	2.83	2.24	1125	35	0.97	23	1130	15	0.01	6	127	0.58	191	10	198	40
JM RC-04-04	68	70	101216	EXT	0.146	0.5	6.03	10	320	1.5	4	0.83	1	14	87	1970	4.98	3.01	2.22	993	14	1.38	33	1100	14	0.01	5	112	0.54	185	10	173	90
JM RC-04-04	70	72	101217	EXT	0.142	1.3	7.83	10	440	1.7	4	1.04	1	12	27	1570	4.85	2.96	1.4	985	28	1.62	23	710	28	0.01	10	154	0.37	134	10	184	150
JM RC-04-04	72	74	101218	EXT	0.302	1.3	7.87	35	400	2.1	6	1.08	0.8	13	32	2140	4.31	2.75	1.32	1270	40	1.12	28	730	20	0.01	15	151	0.4	120	10	184	200
JM RC-04-04	74	76	101219	EXT	0.106	1	7.07	15	500	1.6	7	0.83	0.6	10	25	1540	4.08	1.85	1.58	1040	31	1.47	18	720	54	0.01	13	188	0.45	113	10	175	100
JM RC-04-04	76	78	101220	EXT	0.145	1.4	6.98	28	680	1.8	3	0.8	1	10	24	2108	4.6	3.18	1.82	1375	38	1.56	18	780	48	0.01	17	212	0.57	138	10	244	70
JM RC-04-04	78	80	101221	EXT	0.193	2	6.79	54	780	2.7	8	0.42	0.8	5	58	2580	5.01	4.47	1.07	882	127	0.34	33	1250	112	0.32	80	283	0.5	138	20	186	110
JM RC-04-04	80	82	101222	EXT	0.318	3	6.14	88	580	3.5	6	0.41	1.3	2	34	2110	6.07	3.83	0.75	782	281	0.18	13	1080	315	0.5	64	408	0.41	134	20	152	210
JM RC-04-04	82	84	101223	EXT	0.126	1.8	6.9	23	380	2.7	7	0.6	0.9	7	38	2010	5.11	3.27	1.48	1080	77	1.11	21	1080	43	0.07	34	288	0.4	134	10	162	110
JM RC-04-04	84	86	101224	EXT	0.142	1.7	7.7	17	380	1.9	7	0.82	0.8	7	38	1055	4.54	2.35	1.28	856	36	2.35	31	810	32	0.04	21	207	0.32	120	10	158	80
JM RC-04-04	86	88	101225	ORG	0.105	1.8	6.86	10	530	1.7	8	1.4	1	11	46	671	4.63	2.3	1.84	735	6	2.87	37	800	28	0.01	15	182	0.36	128	10	172	80
JM RC-04-04	88	90	101227	EXT	0.14	1.1	7.48	13	580	1.5	8	1.22	0.6	16	27	638	4.51	2.34	1.58	606	6	2.33	23	780	31	0.01	5	188	0.33	118	10	182	50
JM RC-04-04	90	92	101228	EXT	0.130	0.7	7.23	8	680	1.5	4	1	1	9	20	680	4.08	2.47	1.38	509	7	2.29	25	640	22	0.01	5	164	0.32	118	10	158	80
JM RC-04-04	92	94	101229	EXT	0.124	0.7	6.64	10	420	1.3	2	1.34	0.8	10	22	837	4.54	1.75	1.48	617	4	2.22	18	700	18	0.01	5	188	0.34	122	10	158	80
JM RC-04-04	94	96	101230	EXT	0.087	0.8	7.64	13	570	1.4	8	1.42	0.6	8	19	1005	4.88	2.21	1.45	888	5	2.71	15	730	22	0.01	5	162	0.34	124	10	157	40
JM RC-04-04	96	98	101231	EXT	0.080	0.8	7.91	16	640	1.8	8	1.16	1	10	17	875	5.08	2.12	1.5	541	8	2.82	18	830	20	0.01	5	202	0.35	126	10	153	40
JM RC-04-04	98	100	101232	EXT	0.143	1.5	7.77	11	430	1.6	6	1.14	0.8	10	18	711	4.5	1.86	1.52	535	7	2.08	17	740	17	0.01	5	214	0.33	112	10	136	80
JM RC-04-04	100	102	101233	EXT	0.125	1.4	7.63	11	630	1.6	4	1.03	0.8	12	20	748	4.87	2.67	1.48	607	15	2.14	18	670	31	0.01	6	188	0.31	118	10	188	80
JM RC-04-04	102	104	101234	EXT	0.283	2.1	6.87	98	800	2.1	13	0.89	1	5	30	1885	8.33	2.13	1	410	214	1.46	16	1800	115	0.33	18	367	0.27	120	10	134	70
JM RC-04-04	104	106	101235	EXT	0.182	1.3	6.02	58	640	2.1	8	0.91	0.8	9	31	1405	6.82	2.78	1.3	635	72	1.57	22	1240	46	0.18	24	288	0.34	140	10	152	80
JM RC-04-04	106	108	101236	EXT	0.148	0.9	6.84	62	910	1.6	6	1.02	1	10	42	1430	5.23	2.76	2.35	1050	31	1.5	34	1120	37	0.06	33	228	0.40	185	10	188	80
JM RC-04-04	108	110	101237	EXT	0.154	0.6	6.05	12	380	1	2	1.38	0.5	20	41	1445	4.98	2.08	2.08	818	12	1.78	30	810	18	0.04	23	232	0.48	198	10	118	40
JM RC-04-04	110	112	101238	EXT	0.168	0.7	6.37	17	380	1.3	2	1.4	0.5	30	34	1450	5.38	2.1	2.13	1565	18	2.12	24	720	12	0.07	13	301	0.48	167	10	130	30
JM RC-04-04	112	114	101239	EXT	0.108	0.7	7.67	18	480	1.2	2	1.05	0.5	14	19	883	4.73	1.86	1.4	644	14	2.42	15	670	10	0.04	18	278	0.33	121	10	104	30
JM RC-04-04	114	116	101240	EXT	0.108	0.8	9.61	6	210	1	2	1.1	0.5	23	42	1790	6.2	2.25	2.4	728	7	1.18	40	980	2	0.02	8	204	0.88	178	10	134	40
JM RC-04-04	116	118	101241	EXT	0.146	1	9.54	8	210	0.8	2	2.15	0.5	26	41	1570	5.32	2.08	2.93	845	13	1.34	40	780	12	0.02	8	281	0.53	168	10	122	40
JM RC-04-04	118	120	101242	EXT	0.162	1.1	9.98	12	200	1.1	2	1.7	0.9	23	40	1310	5.52	1.22	2.88	820	80	1.32	35	880	2	0.03	6	211	0.38	130	10	118	40
JM RC-04-04	120	122	101243	EXT	0.138	0.7	13.7	14	240	1.4	2	2.44	0.5	36	91	1805	8.58	1.02	4.78	1380	28	2.23	58	1480	5	0.03	6	374	0.88	214	10	207	40
JM RC-04-04	122	124	101244	EXT	0.131	0.6	9.07	18	210	1.1	2	2.08	0.5	24	45	1030	6.16	1.88	3.01	1015	38	1.98	41	1100	7	0.02	5	249	0.48	183	10	174	130
JM RC-04-04	124	126	101245	EXT	0.118	0.5	7.67	7	270	0.8	2	1.78	0.5	17	38	764	5.48	1.82	2.28	672	32	1.48	28	670	7	0.02	7	217	0.43	144	10	88	120
JM RC-04-04	126	128	101246	EXT	0.127	0.6	8.93	6	260	0.8	2	1.81	0.6	13	64	411	5.2	1.14	2.34	801	28	1.92	27	920	6	0.02	5	222	0.28	104	10	95	140
JM RC-04-04	128	130	101247	EXT	0.088	0.6	4.78	17	300	0.8	2	1.32	0.5	15	28	714	5.75	1.71	1.58	833	17	1.88	17	850	6	0.11	5	142	0.31	124	10	106	120
JM RC-04-04	130	132	101248	EXT	0.081	0.5	6.17	10	310	0.8	2	2.58	0.5	13	21	1880	5.16	1.86	1.44	875	7	2.05	14	580	6	1.16	5	230	0.28	122	10	88	120
JM RC-04-04	132	134	101249	ORG	0.112	0.6	11	14	380	1.3	2	3.24	0.6	18	28	1858	6.08	1.31	2.12	803	11	2.43	24	710	10	1.48	8	282	0.37	137	10	134	160
JM RC-04-04	134	136	101251	EXT	0.183	0.5	8.7	11	280	1.2	2	2.07	0.5	21	34	1115	5.83	2.25	2.28	778	18	2.53	24	680	7	0.08	5	274	0.48	188	10	92	120
JM RC-04-04	136	138	101252	EXT	0.118	0.5	8.31	6	250	1	2	2.48	0.5	24	41	518	5.43	2.17	2.06	718	18	2.18	34	1000	8	0.36	5	288	0.51	180	10	88	140
JM RC-04-04	138	140	101253	EXT	0.198	1	7.44	13	318	1.3	2	4.4	0.5	19	38	2580	5.07	2.42	2.18	751	38	1.77	28	640	8	2.51	5	350	0.43	156	10	87	180
JM RC-04-04	140	142	101254	EXT	0.141	0.5	7.87	5	350	1.2	2	4.71	0.5	20	38	2020	5.37	2.18	1.95	740	28	1.82	27	400	13	2.72	5	338	0.42	147	10	87	170
JM RC-04-04	142	144	101256	EXT	0.106	0.6	8.8	7	380	1.1	2	3.6	0.5	18	24	1655	5.16	1.82	1.8	615	10	1.86	25	780	18	3.47	5	342	0.34	128	10	86	150
JM RC-04-04	144	146	101258	EXT	0.101	0.8	8.18	6	250	1	2	3.73	0.6	15	28	1670	4.8	1.78	1.41	707	11	1.88	18	480	12	2.26	5	288	0.33	118	10	84	150
JM RC-04-04	146	148	101257	EXT	0.188	0.8	8.88	7	270	1	2	4.1	0.5	24	44	2130	5.85	1.8	2.75	908	28	2.19	33	900	11	2.21	5	363	0.46	158	10	118	130
JM RC-04-04	148	150	101258	EXT	0.111	0.6	7.13	7	330	0.9	2	3.07	0.5	12	22	1785	4.41	1.7	1.26	630	11	1.81	15	540	10	1.78	5	237	0.28	106	10	71	80
JM RC-04-04	150	152	101259	EXT	0.147	0.8	6.83	6	380	1.2	2	4.16	0.6	18	36	2880	5.58	1.64	1.82	801	28	1.67	26	780	8	3.01	6	318	0.38	130	10	76	150
JM RC-04-04	152	154	101260	EXT	0.111	0.8	6.53	18	210	1.2	2	3.88	0.5	31	104	2370	7.06	1.64	3.67	1090	31	1.82	76	900	6	3	6	254	0.88	171	10	130	140
JM RC-04-04	154	156	101261	EXT	0.087	0.6	6.54	17	380	1.2	2	2.63	0.5	18	46	1305	4.84	1.88	2.08	924	13	1.94	33	730	19	1.97	5	204	0.41	128	10	120	150
JM RC-04-04	156	158	101262	EXT	0.143	0.8	6.6	10	240	1.3	2	2.7	0.6	18	35	2280	4.6	2.04	1.78	976	22	1.62	15	730	21	2.47	7	237	0.38	106	10	106	140
JM RC-04-04	158	160	101263	EXT	0.075	0.8	8.51	14	270	1.2	2	2.57	0.5	12	16	1520	4.18	1.58	1.28	910	7	1.84	13	570	21	2.8	6	207	0.24	88	10	100	220
JM RC-04-04	160	162	101264	EXT	0.048	1.3	4.81	67	120	0.8	2	2.87	0.8	7	11	1670	3.28	1.5	0.72	401	18	0.75	6	380	30	4.18	87	241	0.12	56	10	88	210
JM RC-04-04	162	164	101265	EXT	0.077	1.2	5.63	12	380	1.2	2	2.54	0.5	13	17	1515	4.28	1.6	1.06	607	6	1.06	14	470	12	2.08	15	182	0.24	80	10	78	190
JM RC-04-04	164	166	101266	EXT	0.090	0.6	7.41	22	340	1.5	2	3.28	0.5	10	28	1520	3.18	1.86	1.72	1020	13	2.08	16	880	12	1.62	8	232	0.42	128	10	108	180
JM RC-04-04	166	168	101267	EXT	0.073	1.3	4.00	8	860	0.7	2	1.3	0.8	6	8	1540	3.04	2.01	0.5	621	6	1.42	12	218	6	8.7	15	188	0.09	67	10	90	150
JM RC-04-04	168	170	101268	EXT	0.025	0.5	6.08	16	810	1	2	2.7	0.5	10	14	383	3.58	1.86	0.79	656	8	2.22	12	580	13	0.75	10	388	0.2	68	10	58	150
JM RC-04-04	170	172	101269	EXT	0.020	0.5	6.4	10	380	1.1	2	2.5	0.6	11	17	645	4.4	1.77	0.82	718	8	1.78	14	480	20	2.13	8	257	0.22	64	10	78	220
JM RC-04-04	172	174	101270	EXT	0.032	0.6	7.18	14	610	1.1	2	2.08	0.5	10	13	1275	4.02	1.7	0.98	1005	7	1.95	9	560	10	1.17	5	288	0.19	68	10	78	200
JM RC-04-04	174	176	101271	EXT	0.058	0.8	8.2	9	870	1.1	2	2.75	0.5	10	8	617	3.34	1.07	0.79	881	4	2.34	7	670	14	0.86	7	388	0.2	61	10	58	180
JM RC-04-04	176	178	101272	EXT	0.044	0.6	7.88	12	640	1	2	1.85	0.5	12	14	1515	3.80	1.58	0.91	903	11	1.58	13	400	21	1.16	10	342	0.18	88	20	71	230
JM RC-04-04	178	180	101273	EXT	0.048	0.5	5.62	16	380	0.8	2	2.63	0.6	15	20	630	5.07	1.7	1.3	777	18	1.8	15	580	12	1.86	11	218	0.27	108	20	88	240
JM RC-04-04	180	182	101274	EXT	0.058	0.5	5.15	14	310	0.6	2	2.58	0.5	15	25	851	4.82	1.58	1.28	788	18	1.42	17	930	13	1.36	10	164	0.28	110	20	94	230
JM RC-04-04	182	184	101275	ORG	0.074	0.5	6.05	11	250	1	2	3.74	0.5	23	41	1190	5.29	2.1	2.22	825	8	1.58	18	830	11	1.72	14	308	0.48	154	10	112	230
JM RC-04-04	184	186	101277	EXT	0.080	0.5	6.18	14	340	0.9	2	3.44	0.6	18	28	1280	5.18	1.08	1.48	787	11	1.77	15	710	5	1.72	15	232	0.33	128	10	87	220
JM RC-04-04	186	188	101278	EXT	0.118	0.7	6.54	17	380	1	2	3.78	0.5	18	46	1880	5.18	1.84	1.75	783	17	1.88	140	780	12	1.94	16	318	0.4	143	30	88	288
JM RC-04-04	188	190	101279	EXT	0.083	0.8	6.37	31	300	0.8	2	3.28	0.5	18	31	1250	4.04	1.05	1.08	788	11	1.83	16	400	14	1.7	10	233	0.38	130	20	95	240
JM RC-04-04	190	192	101280	EXT	0.132	0.8	7.38	20	380	1.1	2	3.56	0.5	18	33	1800	4.83	1.84	1.88	713	25	2.2	17	610	11	1.78	28	288	0.44	150	10	182	270
JM RC-04-04	192	194	101281	EXT	0.086	0.5	7.28	16	480	1.3	2	3.36	0.5	17	24	1375	4.86	2.25	1.82	1085	16	1.86	18	820	28	1.63	40	345	0.38	128	10	134	288

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-04-04	194	196	101282	EXT	0.131	5.5	4.84	48	300	1.2	2	2.18	0.6	15	34	2900	5.16	1.9	1.34	1465	7	1.3	7	740	39	2.35	12	245	0.3	111	10	176	370
JM RC-04-04	196	198	101283	EXT	0.111	1.4	6.83	31	190	1.2	2	3.53	0.5	14	24	2110	3.98	1.44	1.5	1035	18	1.66	10	730	39	2.63	43	348	0.32	118	10	165	290
JM RC-04-04	198	200	101284	EXT	0.079	0.7	5.15	13	710	0.6	2	2.98	0.5	16	34	1500	3.36	1.49	1.64	930	15	1.08	24	600	38	1.54	42	166	0.31	100	20	114	240
JM RC-04-04	200	202	101285	EXT	0.109	0.8	7.13	10	370	1.1	2	3.48	0.5	15	25	1565	4.37	2.15	1.56	704	14	2.22	19	770	17	1.62	21	270	0.34	124	10	75	280
JM RC-04-04	202	204	101286	EXT	0.147	0.6	7.51	12	430	1.4	2	3.12	0.5	14	22	2340	5.09	1.6	1.6	837	13	2.65	18	620	12	2.01	7	277	0.32	122	10	91	280
JM RC-04-04	204	206	101287	EXT	0.15	0.7	7.63	12	460	1.3	2	3.19	0.5	14	24	1775	5.83	2.28	1.6	850	14	2.59	16	780	12	1.75	12	282	0.35	130	10	79	100
JM RC-04-04	206	208	101288	EXT	0.137	0.5	7.62	15	370	1.2	2	3.8	0.5	15	23	2230	4.41	2.47	1.38	848	17	2.16	14	780	12	2.06	13	317	0.36	122	10	67	40
JM RC-04-04	208	210	101289	EXT	0.126	0.5	7.1	11	460	1.1	2	3.29	0.5	15	22	1730	5.05	2.09	1.44	900	11	2.27	19	730	13	1.6	10	264	0.34	124	10	66	60
JM RC-04-04	210	212	101290	EXT	0.084	0.6	6.86	5	480	1.2	2	3.29	0.5	16	28	1680	4.96	2.26	1.39	882	9	2.26	18	790	8	1.66	23	284	0.39	118	10	72	60
JM RC-04-04	212	214	101291	EXT	0.161	1.1	7.65	8	370	1.2	2	3.54	0.5	17	28	2210	4.75	2.02	1.6	836	17	1.84	21	780	20	2.05	18	273	0.35	127	10	162	100
JM RC-04-04	214	216	101292	EXT	0.128	0.9	7.84	5	200	0.9	2	4.5	0.5	20	44	1868	4.33	1.96	2.44	830	47	1.81	34	880	14	2.04	5	360	0.47	140	10	187	80
JM RC-04-04	216	218	101293	EXT	0.188	0.7	7.63	11	170	0.6	2	4.35	0.5	21	42	1565	5.29	1.44	2.24	798	18	2.09	29	1040	5	2.09	5	432	0.49	162	12	84	70
JM RC-04-04	218	220	101294	ORG	0.151	0.7	8.49	14	240	0.9	2	4.45	0.5	24	44	1645	5.11	2.36	2.66	603	32	2.36	36	1030	6	2.02	6	380	0.5	156	10	104	70
JM RC-04-04	220	222	101296	EXT	0.182	1.2	6.47	14	360	1.3	2	4.22	0.5	22	42	3440	5.52	2.41	2.31	838	87	2.1	28	940	6	2.08	6	312	0.47	154	10	90	70
JM RC-04-04	222	224	101297	EXT	0.087	0.7	7.58	13	480	1.2	2	3.5	0.5	20	31	2080	5.53	2.22	1.57	712	16	2.23	19	770	12	1.7	11	289	0.36	130	20	71	60
JM RC-04-04	224	226	101298	EXT	0.086	0.7	7.22	13	430	1.1	2	3.45	0.5	16	30	1885	5.23	2.11	1.5	717	14	2.27	17	770	10	1.95	29	286	0.34	126	10	94	40
JM RC-04-04	226	228	101299	EXT	0.178	1.3	6.84	12	410	1.1	2	3.35	0.5	16	24	2320	4.82	1.84	1.46	732	12	2.16	16	750	9	1.64	17	257	0.33	114	10	83	100
JM RC-04-04	228	230	101300	EXT	0.175	1.2	8.57	8	340	1.2	2	3.63	0.5	14	23	2140	4.6	1.94	1.42	735	11	1.76	15	630	11	2.22	12	334	0.31	111	10	78	110
JM RC-04-04	230	232	101301	EXT	0.184	1.4	6.28	7	440	1.1	2	2.73	0.5	13	18	2780	4.56	1.9	1.36	866	13	1.77	14	650	12	1.59	7	213	0.29	187	10	83	100
JM RC-04-04	232	234	101302	EXT	0.165	1.1	6.45	10	400	1	2	3.01	0.5	14	28	2380	4.38	1.91	1.36	800	11	2.81	18	650	13	1.64	8	271	0.31	108	10	48	110
JM RC-04-04	234	236	101303	EXT	0.351	1.2	6.4	12	150	1	2	3.95	0.5	14	22	2100	4.1	1.96	1.38	860	11	1.96	17	640	24	2.9	12	283	0.3	100	10	120	70
JM RC-04-04	236	238	101304	EXT	1.235	1.3	5.14	7	130	1.1	2	4.85	0.7	12	31	1855	3.4	1.52	0.97	467	15	1.34	20	520	32	4.65	10	364	0.22	80	10	106	30
JM RC-04-04	238	240	101305	EXT	0.148	1.1	5.65	10	240	1.1	2	5.14	0.5	13	20	1875	3.84	1.86	1.11	764	11	1.86	13	540	11	3.57	7	410	0.29	87	10	106	40
JM RC-04-04	240	242	101306	EXT	0.183	0.8	8.25	5	330	0.5	2	3.15	0.5	2	7	620	4.35	0.5	1.32	775	18	1.82	2	600	22	2.32	15	344	0.07	27	10	2	50
JM RC-04-04	242	244	101307	EXT	0.189	1.6	8.31	13	440	1	2	2.84	0.5	18	28	2700	4.31	2.34	1.26	723	18	2.04	18	580	22	1.93	16	215	0.33	106	10	108	60
JM RC-04-04	244	246	101308	EXT	0.178	0.6	8.78	11	400	1.1	2	2.87	0.5	14	32	2050	4.9	1.86	1.36	763	16	2.32	18	700	13	1.95	8	230	0.3	113	10	94	40
JM RC-04-04	246	248	101309	EXT	0.196	1.6	8.48	12	360	1	2	3.52	0.5	15	21	3140	5.01	2.38	1.3	848	20	1.94	14	640	15	2.32	5	304	0.29	114	10	113	60
JM RC-04-04	248	250	101310	EXT	0.163	1.8	6.82	15	320	1	2	4.14	0.5	15	32	2840	5.04	1.86	1.52	819	25	2.1	18	780	33	2.6	20	243	0.37	124	10	102	40
JM RC-04-04	250	252	101311	EXT	0.174	1.6	7.48	8	280	1.2	2	3.76	0.5	17	22	3610	6.01	2.85	1.66	918	12	2.12	15	800	10	2.37	16	254	0.35	128	10	134	60
JM RC-04-04	252	254	101312	EXT	0.244	1.3	8.56	13	270	1.5	2	3.54	0.5	16	32	2790	5.84	2.81	1.65	862	18	2.76	22	920	17	2.1	13	338	0.41	141	10	136	20
JM RC-04-04	254	256	101313	EXT	0.201	1	7.18	17	250	1.1	2	3.78	0.5	15	20	2570	4.82	2.42	1.45	886	12	2.13	15	780	11	2.33	14	180	0.32	112	10	120	20
JM RC-04-04	256	258	101314	EXT	0.334	1.1	7.89	16	420	1.2	2	3.79	0.5	14	21	1705	4.01	2.17	1.18	881	12	2.43	21	770	13	1.7	13	354	0.3	88	10	102	20
JM RC-04-04	258	260	101315	EXT	0.821	0.8	8.33	14	810	1.4	2	3.32	0.5	15	18	2070	4.7	2.34	1.52	918	9	2.81	17	860	13	1.7	22	340	0.37	122	10	124	40
JM RC-04-04	260	262	101316	EXT	0.111	0.6	8.4	7	670	1.3	2	3.16	0.5	12	20	644	3.75	2.15	1.02	883	12	2.7	18	810	13	0.99	24	422	0.26	80	10	73	20
JM RC-04-04	262	264	101317	EXT	0.112	0.5	8.53	10	490	1.2	2	3.67	0.5	15	23	1365	3.9	1.86	1.91	774	14	2.48	18	880	9	1.05	18	444	0.36	110	10	91	40
JM RC-04-04	264	266	101318	EXT	0.133	0.5	7.91	11	880	1.2	2	2.87	0.5	10	23	665	3.12	2.06	0.83	847	11	2.4	13	770	17	1.16	5	417	0.21	80	10	86	10
JM RC-04-04	266	268	101319	EXT	0.053	0.7	7.69	12	540	1.2	2	3.1	0.5	10	10	802	3.14	2.25	0.95	866	9	2.58	18	730	20	1.35	7	400	0.21	82	10	75	20
JM RC-04-04	268	270	101320	EXT	0.148	1.7	5.81	18	140	0.8	2	3.06	0.6	8	36	5010	3.59	2.07	0.6	874	15	1.66	20	370	31	2.72	11	255	0.17	56	10	118	20
JM RC-04-04	270	272	101321	EXT	0.403	1.8	6.98	10	40	0.8	2	2.96	0.8	9	16	2740	3.47	2.22	0.86	635	11	2.36	13	400	63	3.73	15	236	0.15	51	10	142	10
JM RC-04-04	272	274	101322	EXT	0.147	1.8	6.17	475	40	0.8	2	2.85	4.4	7	28	2800	3.24	2.72	0.56	346	15	1.07	10	340	244	4.66	21	256	0.1	39	10	884	100
JM RC-04-04	274	276	101323	EXT	0.171	1.4	6.43	27	170	1	2	2.07	1.1	8	24	2470	2.79	2.04	0.6	677	10	1.84	9	380	86	2.34	18	180	0.13	36	10	229	80
JM RC-04-04	276	278	101324	EXT	0.133	0.8	7.86	20	230	1.2	2	2.72	0.5	10	20	1540	3.52	2.91	0.79	860	13	2.38	14	650	50	2.06	8	276	0.16	51	10	115	10
JM RC-04-04	278	280	101325	EXT	0.116	0.7	7.9	17	220	1.3	2	2.6	0.5	8	14	1475	3.29	1.86	0.84	917	16	2.11	8	680	50	2.06	12	280	0.17	52	10	135	10
JM RC-04-04	280	282	101326	EXT	0.154	1.2	4.82	10	130	0.8	2	4.31	0.5	8	24	2080	2.87	2.35	0.36	442	16	1.08	13	280	18	4.53	12	324	0.06	27	10	40	10
JM RC-04-04	282	284	101327	ORG	0.314	1.8	5	11	380	1	2	2.48	0.5	8	17	3470	3.35	2.12	0.76	640	28	0.88	11	380	15	2.4	11	226	0.14	93	10	73	10
JM RC-04-04	284	286	101328	EXT	0.265	1.3	7.61	14	310	1.4	2	3.66	0.5	17	34	2750	4.57	2.37	2.01	1336	77	1.84	25	800	14	2.82	7	252	0.41	130	10	140	40
JM RC-04-04	286	288	101329	EXT	0.36	1.8	8.31	16	300	1.4	2	4.85	0.5	18	44	3100	4.64	1.3	2.16	1300	34	2.15	30	820	28	2.79	14	301	0.41	132	10	154	10
JM RC-04-04	288	290	101331	EXT	0.256	1.3	6.82	13	250	1.2	2	3.71	0.5	15	25	2420	4.41	2.86	1.42	864	28	1.64	15	710	28	2.37	6	246	0.33	116	10	187	10
JM RC-04-04	290	292	101332	EXT	0.28	0.7	6.88	17	380	1.4	2	4.76	0.5	24	56	3270	5.46	2.58	2.86	1260	38	2.84	45	1040	18	2.35	8	314	0.57	163	10	176	340
JM RC-04-04	292	294	101333	EXT	0.33	1.2	6.23	15	380	1.6	2	5.13	0.5	25	46	3740	6.22	2.45	2.79	1380	33	1.7	34	1110	11	2.48	8	785	0.59	163	10	176	210
JM RC-04-04	294	296	101334	EXT	0.881	1.1	6.28	31	270	1.4	2	4.07	5.1	23	60	2280	5.63	2.05	2.7	1350	46	1.62	32	1140	32	2.54	11	403	0.58	163	10	882	110
JM RC-04-04	296	298	101335	EXT	0.256	1.7	6.81	15	300	0.8	2	4.22	0.8	14	34	3250	3.42	2.25	1.32	740	17	1.76	14	610	41	2.88	14	236	0.31	96	10	128	180
JM RC-04-04	298	300	101336	EXT	0.272	1.2	7.71	21	250	1.3	2	4.67	0.5	16	44	2820	4.4	2.27	2.15	1186	31	1.36	36	800	55	2.27	10	232	0.44	134	10	162	70
JM RC-04-04	300	302	101337	EXT	0.393	0.8	7.46	14	270	1.2	2	3.87	0.5	16	39	2790	4.63	2	2	635	43	2.06	38	810	16	2.16	7	283	0.43	138	10	202	180
JM RC-04-04	302	304	101338	EXT	0.175	0.8	7.76	17	340	1	2	4.1	0.5	21	48	2310	4.46	2.14	2.52	867	34	2.82	35	870	7	2.04	5	314	0.49	150	10	124	70
JM RC-04-04	304	306	101339	EXT	0.143	0.8	7.5	14	380	1.3	2	3.57	0.5	18	29	1530	4.95	2.34	1.6	865	19	2.12	38	670	18	1.48	7	280	0.37	132	10	113	100
JM RC-04-04	306	308	101340	EXT	0.212	0.8	6.23	19	330	1.3	2	4.07	0.5	21	40	2420	5.06	2.06	2.06	665	39	2.37	27	640	16	2.08	5	366	0.43	154	10	124	80
JM RC-04-04	308	310	101341	EXT	0.204	0.6	6.98	7	270	1.1	2	4.88	0.5	25	46	2180	5.43	2.38	2.53	1080	48	2.41	18	1230	14	2.54	5	326	0.59	163	10	128	110
JM RC-04-04	310	312	101342	EXT	0.258	0.6	6.04	17	380	1.2	2	3.54	0.5	18	36	1830	4.54	2.06	1.82	909	33	2.72	21	820	7	2.4	8	275	0.39	130	10	183	40
JM RC-04-04	312	314	101343	EXT	0.212	0.8	7.78	18	380	1.2	2	3.78	0.5	17	31	1970	4.82	2.16	1.9	987	34	2.48	16	910	17	2.03	5	277	0.41	140	10	124	60
JM RC-04-04	314	316	101344	EXT	0.432	1.2	7.78	35	380	1.2	2	3.36	0.5	15	36	2580	4.98	1.96	1.7	1050	40	2.37	24	780	56	2.48	6	380	0.34	128	10	138	80
JM RC-04-04	316	318	101345	EXT	0.211	1.2	7.13	9	350	1.3	2	3.22	0.5	16	22	2480	4.37	1.82	1.58	1070	38	2.23	30	730	28	1.87	7	326	0.36	134	10	134	90
JM RC-04-04	318	320	101346	EXT	0.325	1.4	7.88	10	380	1.1	2	3.42	0.5	19	35	3080	4.43	1.93	1.82	1050	34	2.28	71	680	12	1.86	5	270	0.46	142	10	107	70
JM RC-04-04	320	322	101347	EXT	0.202	1.2	7.48	40	380	1.2	2	3.98	0.5	20	23	3820	4.88	2.03	1.82	813	24	2.38	13	1020	6	2.36	5	264	0.48	154	10	114	180
JM RC-04-04	322	324	101348	EXT	0.147	0.5	7.38	18	380	1.2	2	3.61	0.5	17	27	1470	4.19	2.03	1.7	966	27	2.38	24	780	30	2.14	5	316	0.38	122	10	138	190
JM RC-04-04	324	326	101349	EXT	0.141	1	8.19	11	280	1.5	2	4.01	0.5	16	25	2520	4.26	1.32	1.68	950	27	2.58	16	680	36	2.58	5	353	0.38	126	10	215	90
JM RC-04-04	326	328	101350	ORG	0.146	0.6	7.4	9	270	1.2	2	3.72	0.5	16	28	1775	4.14	1.64	1.6	734	36	2.36	21	780	20	2.14	5	270	0.37	124	10	122	140
JM RC-04-04	328	330	101352	EXT	0.138	0.8	7.58	18	380	1.2	2	3.18	0.5	16	28	1805	3.87	2.01	1.67	748	25	2.38	27	640	29	1.82	5	298	0.37	120	10	192	180
JM RC-04-04	330	332	101353	EXT	0.115	0.5	7.13	13	250	1.1	2	3.75	0.5	16	33	1295	4.22	1.98	1.68	631	24	2	21	780	43	2.4	5	243	0.35	118	10	194	30
JM RC-04-04	332	334	101354	EXT	0.143	0.6	7.04	18	340	1	2	3.27	0.5	14	32	1850	3.84	1.67	1.58	733	23	2.18	14	740	23	2.15	5	221	0.33	108	10	104	40
JM RC-04-04	334	336	101355	EXT	0.165	0.7	6.81	14	330	1.2	2	2.65	0.5	22	38	2110	5.56	1.8	2.4	1175	25	2.34	29	1040	44	1.32	5	274	0.47	150	10	148	100
JM RC-04-04	336	338	101356	EXT	0.157	0.8	6.47	5	150	1.2	2	3.74	0.5	21	38	2358	4.79	2.3	2.01	1225	67	1.84	32	1140	45	2.09	5	232	0.52	174	10	204	40
JM RC-04-04	338	340	101357	EXT	0.212	1.2	6.16	8	250	1.4	2	3.01	0.5	19	31	2980	4.36	2.53	2.01	934	36	2.32	20	910	33	1.82	5	298	0.42	144	10	171	100
JM RC-04-04	340	342	101358	EXT	0.162	1.2	7.8	18	80	1.2	2	3.71	0.5	14	41	3810	4.8	2.31	1.83	821	40	2.01	25	840	43	3.14	5	384	0.36	138	10	207	30
JM RC-04-04	342	344	101359	EXT	0.15	1.2	6.66	11	200	1.5	2	2.31	0.5	20	34	2340	4.83	2.51	2.17	1058	23	2.32	23	670	43	0.65	5	275	0.41	148	10	163	90
JM RC-04-04	344	346	101360	EXT	0.154	0.5	6.15	15	400	1.5	2	2.04	0.5	21	28	2270	4.77	2.41	2.08	1150	41	2.38	27	1040	38	0.37	5	282	0.47	154	10	144	100
JM RC-04-04	346	348	101361	EXT	0.121	0.5	6.06	12	300	1.7	2	2.53	0.5	22	38	1695	4.81	2.4	3.2	1256	25	1.8	38	1120	22	0.35	5	248	0.51	164	10	156	200
JM RC-04-04	348	350	101362	EXT	0.118	0.7	6.44	33	220	1.4	2	1.71	0.5	18	25	2540	4.36	2.82	2.06	1000	52	2.06	22	420	48	2.01	10	228	0.36	140	10	156	120
JM RC-04-04	350	352	101363	EXT	0.227	1.3	6.67	14	480	1.6	2	1.74	0.5	17	25	3410	4.33	2.28	2.33	1080	48	1.86	32	1010	37	0.5	5	248	0.4	152	10	186	120
JM RC-04-04	352	354	101364	EXT	0.208	1.3	6.84	5	430	1.1	2	1.68	0.5	14	21	3840	3.56	1.8	1.8	756	63	1.6	15	700	16	0.86	5	198	0.31	120	10	81	60
JM RC-05-04	0	2	101365	EXT	0.016	0.5	6.79	18	530	1	2	3.23	0.5	18	30	154	4.4	1.77	1.36	888	13	1.44	14	880	27	0.12	5	540	0.37	130	10	174	130
JM RC-05-04	2	4	101366	EXT	0.005	0.5	6.18	11	670	1.1	2	2.83	0.5	17	11	56	4.48	1.7	1.24	818	4	1.84	12	830	33	0.02	5	883	0.38	128	10	146	130
JM RC-05-04	4	6	101367	EXT	0.005	0.5	6.41	18	880	1.1	2	3.14	0.5	18	11	31	4.52	1.53	1.14	778	2	2.01	13	1080	22	0.01	5	738	0.38	118	10	91	150
JM RC-05-04	6	8	101368	EXT	0.005	0.5	6.82	18	630	1.2	2	3.18	0.5	18	13	24	3.88	1.58	1.38	777	1	1.4	11	870	17	0.02	6	873	0.37	122	10	81	100
JM RC-05-04	8	10	101369	EXT	0.006	0.6	6.73	13	630	1.1	2	3.15	0.5	18	11	51	3.87	1.84	1.3	846	2	1.66	9	850	18	0.02	5	430	0.38	120	10	82	130
JM RC-05-04	10	12	101370	EXT	0.088	0.5	6.88	18	880	1.3	2	1.98	0.5	15	15	563	4.23	2.19	1.02	588	24	0.88	13	780	5	0.03	5	244	0.27	114	10	88	110
JM RC-05-04	12	14	101371	EXT	0.123	0.5	6.67	21	840	1.8	2	0.48	0.5	8	14	367	5.27	2.44	0.56	208	79	0.61	18	1140	11	0.05	5	341	0.24	123	10	84	120
JM RC-05-04	14	16	101372	EXT	0.103	0.5	6.19	20	710	1.2	2	0.6	0.5	8	14	170	4.64	2.32	0.61	217	75	0.82	18	820	14	0.08	5	306	0.22	108	10	46	220
JM RC-05-04	16	18	101373	EXT	0.172	0.5	6.46	38	880	1.1	2	0.19	0.6	6	17	244	3.78	2.42	0.39	58	88	0.13	15	800	18	0.06	5	286	0.2	121	10	20	130
JM RC-05-04	18	20	101374	EXT	0.171	0.5	7.02	16	540	1	2	0.37	0.6	5	19	306	4.32	1.52	0.36	101	107	0.21	15	830	18	0.11	5	275	0.18	83	10	16	270
JM RC-05-04	20	22	101375	EXT	0.142	0.6	6.04	34	880	1	2	0.16	0.6	6	23	221	4.72	2.58	0.34	90	79	0.1	10	870	15	0.1	7	280	0.27	135	10	10	230
JM RC-05-04	22	24	101376	EXT	0.145	0.5	6.08	32	630	1.2	2	0.22	0.5	7	20	321	5.03	2.81	0.47	88	88	0.15	17	1000	12	0.13	6	271	0.22	126	10	33	380
JM RC-05-04	24	26	101377	ORG	0.136	0.5	6.41	25	810	1	2	0.24	0.5	6	21	291	4.97	2.31	0.48	67	90	0.15	16	1000	17	0.15	5	307	0.22	115	10	22	240
JM RC-05-04	26	28	101378	EXT	0.13	0.5	6.67	32	380	0.8	2	0.15	0.5	5	15	277	4.98	2.26	0.45	51	87	0.11	14	880	16	0.12	5	318	0.2	101	10	18	470
JM RC-05-04	28	30	101380	EXT	0.122	0.5	6.57	22	680	0.8	2	0.15	0.5	8	17	250	4.98	2.36	0.45	51	102	0.1	14	840	8	0.15	7	388	0.22	112	10	2	290
JM RC-05-04	30	32	101381	EXT	0.113	0.5	9.37	18	700	1.1	2	0.16	1	8	22	508	5.34	2.24	0.98	88	181	0.14	24	1110	8	0.21	5	488	0.28	140	10	38	220
JM RC-05-04	32	34	101382	EXT	0.118	0.6	10.2	19	740	1.2	2	0.15	0.6	8	23	447	5.83	2.33	1.12	112	110	0.18	24	1120	8	0.28	5	414	0.27	145	10	47	80
JM RC-05-04	34	36	101383	EXT	0.088	0.5	6.78	26	610	0.7	2	0.14	0.7	1	34	153	0.58	2.28	0.33	45	71	0.16	10	1290	10	0.23	5	847	0.23	136	10	15	610
JM RC-05-04	36	38	101384	EXT	0.083	0.5	7.88	12	340	0.8	2	0.12	0.5	1	40	145	4.48	1.78	0.27	26	54	0.3	6	1000	5	0.27	5	472	0.14	132	10	2	320
JM RC-05-04	38	40	101385	EXT	0.057	0.5	9.81	5	700	0.8	2	0.12	0.5	1	17	146	2.71	2.67	0.27	31	19	0.52	7	1000	4	0.31	5	333	0.16	156	10	2	320
JM RC-05-04	40	42	101386	EXT	0.034	0.5	4.87	5	630	0.6	2	0.11	0.5	1	14	178	4.63	2.82	0.22	30	23	0.3	5	640	7	0.28	5	279	0.14	134	10	2	180
JM RC-05-04	42	44	101387	EXT	0.083	0.5	9.81	18	610	0.8	2	0.18	0.5	1	28	208	4.83	2.32	0.18	43	79	0.31	10	1230	10	0.3	5	417	0.13	138	10	3	540
JM RC-05-04	44	46	101388	EXT	0.086	0.5	8.31	7	430	0.6	2	0.13	0.5	1	18	281	3.41	2.1	0.23	75	44	0.38	9	1030	10	0.32	5	320	0.12	138	10	2	330
JM RC-05-04	46	48	101389	EXT	0.076	0.5	6.47	6	70	0.8	2	0.18	0.5	25	21	2280	4.43	2.57	0.88	140	36	0.35	33	1080	3	2.08	5	301	0.16	147	10	37	380
JM RC-05-04	48	50	101390	EXT	0.058	0.5	6.84	7	140	0.6	2	0.32	0.5	25	18	1830	5.25	1.88	1.82	288	34	0.33	31	950	7	2.33	5	233	0.13	138	10	124	110
JM RC-05-04	50	52	101391	EXT	0.041	0.5	8.16	9	80	0.5	2	0.18	0.5	29	24	1240	5.02	2.83	1.07	233	28	0.23	36	980	2	2.82	5	124	0.12	132	10	58	130
JM RC-05-04	52	54	101392	EXT	0.038	0.5	8.5	8	40	1.2	2	0.3	0.5	12	103	928	4.15	2.09	0.79	128	38	0.22	47	1508	8	1.8	5	337	0.11	158	10	38	270

7

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-05-04	54	56	101383	EXT	0.048	0.5	7.64	16	50	1.1	2	0.28	0.5	33	90	1335	7.14	1.93	0.63	721	13	0.21	44	1630	11	3.35	5	404	0.09	147	10	88	180
JM RC-05-04	56	58	101384	EXT	0.038	0.5	8.6	6	40	0.5	2	0.21	0.5	38	64	1850	6	1.58	0.5	222	31	0.17	60	750	6	3.04	5	220	0.09	100	10	86	340
JM RC-05-04	58	60	101385	EXT	0.07	0.5	7.4	6	50	0.7	2	0.18	0.5	21	24	5220	3.96	1.62	0.2	74	66	0.18	38	740	7	3.43	5	243	0.09	78	10	6	600
JM RC-05-04	60	62	101386	EXT	0.142	0.5	7.74	13	60	1.1	2	0.17	0.5	28	30	8300	4.02	1.67	0.75	84	102	0.25	48	1160	5	3.47	5	534	0.1	114	10	31	140
JM RC-05-04	62	64	101387	EXT	0.106	0.5	4.67	18	50	0.5	2	0.06	0.5	8	7	5290	3.29	1.12	0.06	29	176	0.11	18	660	15	3.3	5	388	0.03	21	10	2	280
JM RC-05-04	64	66	101388	EXT	0.077	0.5	5.95	10	40	0.5	2	0.04	0.5	6	4	4250	2.96	1.03	0.07	27	56	0.16	18	410	3	1.9	5	210	0.05	18	10	2	530
JM RC-05-04	66	68	101399	EXT	0.108	0.5	6.6	14	40	0.8	2	0.12	0.5	15	17	4700	4.29	1.38	0.29	81	51	0.25	37	1000	5	2.8	5	457	0.12	88	10	25	770
JM RC-05-04	68	70	101400	EXT	0.117	0.5	9.97	14	120	0.8	2	0.14	0.5	27	21	5220	4.24	1.8	0.54	160	40	0.5	40	850	9	2.87	5	500	0.15	152	10	88	1000
JM RC-05-04	70	72	101401	EXT	0.117	0.5	10.38	11	30	0.8	2	0.21	0.5	35	21	4400	5.29	3.33	0.57	206	80	0.41	48	790	9	3.19	5	434	0.19	160	10	46	530
JM RC-05-04	72	74	101402	EXT	0.166	0.5	9.08	7	50	0.8	2	0.3	0.5	42	17	3230	6.14	2.26	0.63	346	154	0.32	58	860	7	2.63	5	227	0.14	153	10	[illegible]	440
JM RC-05-04	74	76	101403	EXT	0.06	0.5	8.2	10	200	1.1	2	0.27	1.1	36	12	1530	5.90	1.06	1.12	445	12	0.38	38	1280	7	1.86	5	182	0.16	156	10	121	190
JM RC-05-04	76	78	101404	ORG	0.161	0.5	6.33	10	40	1	2	0.24	0.5	34	16	2370	6.09	2.56	0.95	346	52	0.41	29	447	2	2.52	5	198	0.17	156	10	73	300
JM RC-05-04	78	80	101406	EXT	0.14	0.5	6.3	8	40	0.8	2	0.14	1	30	19	2480	5.45	2.28	1.08	319	53	0.34	38	860	3	1.88	5	66	0.15	146	10	70	640
JM RC-05-04	80	82	101407	EXT	0.079	0.5	6.61	7	30	0.8	2	0.19	0.5	32	16	1420	6.82	2.2	1.14	347	29	0.36	24	850	3	2.09	5	88	0.16	146	10	75	180
JM RC-05-04	82	84	101408	EXT	0.095	0.5	9.24	11	40	0.8	2	0.25	0.5	29	16	1990	5.07	2.30	0.91	240	40	0.36	27	770	2	2.35	5	83	0.18	151	10	83	160
JM RC-05-04	84	86	101409	EXT	0.17	0.5	7.95	8	30	0.7	2	0.23	0.5	28	16	1435	4.89	2.38	0.73	206	74	0.33	21	850	2	2.63	5	79	0.14	131	10	90	20
JM RC-05-04	86	88	101410	EXT	0.083	0.5	6.92	17	70	0.8	2	0.38	0.8	47	22	1575	6.75	2.38	1.22	329	34	0.38	43	1020	4	3.35	5	84	0.17	161	10	86	430
JM RC-05-04	88	90	101411	EXT	0.117	0.7	11.2	13	60	0.8	2	0.42	1	41	25	3740	6.71	3.09	1.02	279	145	0.38	36	1060	2	3.34	5	108	0.21	168	10	72	330
JM RC-05-04	90	92	101412	EXT	0.123	0.5	6.57	14	50	0.8	2	0.31	0.5	30	16	2050	5.23	2.07	1.2	380	52	0.37	31	800	2	2.32	5	78	0.16	144	10	78	840
JM RC-05-04	92	94	101413	EXT	0.084	0.5	6.98	5	30	0.8	2	0.29	0.8	30	19	1715	5.37	1.87	1.32	389	41	0.37	33	830	5	2.05	5	88	0.18	148	10	121	310
JM RC-05-04	94	96	101414	EXT	0.069	0.5	6.67	5	30	1.2	2	0.3	1.1	35	14	1985	5.53	1.65	1.47	409	29	0.34	28	1270	11	2.34	5	87	0.15	144	10	134	80
JM RC-05-04	96	98	101415	EXT	0.11	0.5	6.02	5	30	1.4	2	0.38	1	32	21	2040	4.95	3.11	1.29	285	43	0.36	31	1450	3	2.05	5	73	0.18	150	10	80	480
JM RC-05-04	98	100	101416	EXT	0.105	0.5	6.27	8	40	1.2	2	0.28	1.4	33	19	1975	5.11	2.15	1.18	371	61	0.38	37	1010	7	2.14	5	85	0.17	150	10	106	240
JM RC-05-04	100	102	101417	EXT	0.132	0.5	6.45	8	40	1.8	2	0.45	1.1	38	33	2580	6.24	2.16	1.62	521	85	0.42	41	2000	12	2.54	5	48	0.17	154	10	116	120
JM RC-05-04	102	104	101418	EXT	0.103	0.5	7.68	11	270	1	2	0.38	0.5	31	21	1825	4.76	1.88	1.18	367	63	0.34	21	1030	4	2.14	5	40	0.12	138	10	77	310
JM RC-05-04	104	106	101419	EXT	0.117	0.5	9.3	17	80	1.6	2	0.38	1	36	38	2860	5.79	2.08	1.48	565	105	0.44	36	1080	4	1.78	5	61	0.2	173	10	122	430
JM RC-05-04	106	108	101420	EXT	0.115	0.5	8.7	8	50	1.4	2	0.37	0.8	33	21	2300	5.88	1.63	1.58	531	58	0.41	28	1040	2	1.96	5	58	0.18	142	10	90	340
JM RC-05-04	108	110	101421	EXT	0.103	0.6	8.91	7	60	1.5	2	0.4	0.7	32	23	1945	5.96	1.86	1.64	539	54	0.36	31	1130	14	1.28	5	62	0.2	158	10	108	280
JM RC-05-04	110	112	101422	EXT	0.084	0.5	8.8	8	50	1.4	2	0.45	0.6	32	8	2190	5.46	2.67	1.48	381	63	0.3	25	1480	3	2.37	5	100	0.21	144	10	112	230
JM RC-05-04	112	114	101423	EXT	0.04	0.5	8.61	5	80	2.3	2	0.86	0.6	32	6	1600	4.06	2.67	0.47	114	61	0.61	28	1880	2	3.37	5	238	0.17	118	10	30	150
JM RC-05-04	114	116	101424	EXT	0.04	0.5	7.06	6	30	1.1	2	0.27	0.5	22	6	1245	3.52	2.3	0.25	85	174	0.31	13	720	2	2.67	5	171	0.06	47	10	15	170
JM RC-05-04	116	118	101425	ORG	0.086	0.5	6.57	6	170	0.9	2	0.14	0.6	16	1	1440	3.11	2.31	0.4	84	40	0.26	8	500	3	2.32	5	122	0.07	38	10	14	90
JM RC-05-04	118	120	101427	EXT	0.061	0.5	7.64	8	40	0.8	2	0.2	0.6	26	3	1840	4.33	2.50	0.6	140	139	0.27	15	860	7	3.4	6	86	0.1	77	10	23	180
JM RC-05-04	120	122	101428	EXT	0.086	0.5	6.84	21	50	1.7	2	0.46	1	31	21	2220	5.10	2.82	1.65	480	44	0.36	38	1380	3	2	5	90	0.16	144	10	128	130
JM RC-05-04	122	124	101429	EXT	0.082	0.5	9.19	16	10	2	2	0.62	1	29	25	1720	4.93	1.70	1.98	384	42	0.44	29	1120	5	2.43	5	83	0.14	151	10	124	220
JM RC-05-04	124	126	101430	EXT	0.169	0.5	6.94	11	50	1.6	2	0.59	1.2	31	18	2670	4.91	1.91	2.12	390	65	0.38	33	1290	2	1.73	5	86	0.13	142	10	103	200
JM RC-05-04	126	128	101431	EXT	0.141	0.6	7.31	11	50	1.5	2	0.59	1.1	32	27	2700	4.82	1.65	2.08	313	86	0.30	32	1160	2	2.21	5	98	0.12	148	10	76	160
JM RC-05-04	128	130	101432	EXT	0.141	0.5	9.14	11	60	1.8	2	0.64	1.5	25	19	2450	4.32	1.74	2.16	403	124	0.38	34	1140	2	1.48	5	83	0.12	139	10	102	80
JM RC-05-04	130	132	101433	EXT	0.102	0.5	9.32	11	40	1.8	2	0.7	0.8	31	17	2170	4.96	1.90	2.18	430	46	0.38	25	1140	2	1.6	5	86	0.12	152	10	126	180
JM RC-05-04	132	134	101434	EXT	0.15	0.5	9.1	13	100	1.8	2	0.38	1.1	34	18	2380	5.07	2.21	1.95	365	90	0.36	29	1060	2	2.1	5	88	0.13	160	10	106	180
JM RC-05-04	134	136	101435	EXT	0.129	0.6	6.61	14	140	1.8	4	0.98	0.8	28	21	2980	4	1.9	1.9	353	60	0.31	29	880	11	1.44	5	80	0.14	144	10	108	40
JM RC-05-04	136	138	101436	EXT	0.207	1	8.4	21	210	1.8	2	0.98	2.1	32	23	3920	6.73	1.6	2.15	465	45	0.27	26	980	48	2.13	5	58	0.16	144	10	238	60
JM RC-05-04	138	140	101437	EXT	0.118	1	9.08	42	210	1.7	2	0.67	1.2	27	30	2610	4.24	2.27	1.52	480	44	0.3	21	1290	28	2.06	5	83	0.16	160	10	128	80
JM RC-05-04	140	142	101438	EXT	0.116	0.8	10.48	11	220	1.8	7	0.88	1.1	27	40	2630	4.80	2.44	1.7	540	58	0.1	30	1640	20	1.6	5	47	0.2	170	10	110	30
JM RC-05-04	142	144	101439	EXT	0.137	0.7	9.84	5	458	1.7	2	0.78	1	14	25	2610	3.07	2.96	1.2	381	112	0.31	19	1080	10	1.88	5	62	0.15	134	10	88	20
JM RC-05-04	144	146	101440	EXT	0.128	1.1	8.21	14	150	1.6	5	3.22	0.5	26	28	3010	3.2	2.41	1.37	304	84	0.24	17	810	11	3.6	5	74	0.12	132	10	38	30
JM RC-05-04	146	148	101441	EXT	0.11	0.8	7.8	5	210	1.4	3	2.43	0.7	18	24	2670	2.45	2.43	1.02	178	76	0.22	12	750	18	3.27	5	87	0.11	120	10	20	20
JM RC-05-04	148	150	101442	EXT	0.082	1	5.64	5	400	0.6	2	1.22	0.5	13	4	2110	1.8	1.5	0.3	44	75	0.17	6	310	6	2.40	5	88	0.04	30	10	4	20
JM RC-05-04	150	152	101443	EXT	0.114	1.2	5.82	5	330	1	2	1.19	0.5	16	14	3180	2.03	1.82	0.27	73	67	0.2	17	540	12	2.88	5	87	0.06	61	10	16	30
JM RC-05-04	152	154	101444	EXT	0.172	1	6.17	8	340	1.5	2	1.08	0.7	25	34	3880	3.53	1.45	1.18	381	67	0.34	37	1030	6	3.10	5	228	0.14	134	10	61	30
JM RC-05-04	154	156	101445	EXT	0.195	0.6	6.24	5	480	1.4	2	2.72	1.5	36	41	3070	4.36	1.54	2.2	572	124	0.4	57	700	14	3.31	5	343	0.2	154	10	120	30
JM RC-05-04	156	158	101446	EXT	0.134	0.8	6.91	5	300	1.2	2	4.21	0.5	26	36	2830	4.11	1.5	1.92	436	86	0.34	53	590	5	4.82	5	146	0.2	125	10	33	20
JM RC-05-04	158	160	101447	EXT	0.163	0.8	6.79	5	380	1.2	2	3.98	0.5	14	21	3080	3.63	1.20	1.5	353	109	0.3	20	860	5	3.88	5	172	0.18	118	10	12	20
JM RC-05-04	160	162	101448	EXT	0.107	0.8	7.01	5	180	1.3	5	3.87	0.5	15	30	2750	4.06	1.52	1.86	486	63	0.42	27	790	6	3.79	5	168	0.22	132	10	17	20
JM RC-05-04	162	164	101449	EXT	0.182	1	6.08	5	210	1.3	4	3.7	0.5	15	34	2830	2.50	1.3	1.23	330	86	0.16	17	660	14	4	5	139	0.11	86	10	17	20
JM RC-05-04	164	166	101450	ORG	0.093	0.8	6.98	5	610	1.2	5	1.61	0.5	4	10	2070	1.84	1.82	0.53	186	86	0.16	8	380	10	2.28	5	58	0.06	44	10	13	10
JM RC-05-04	166	168	101452	EXT	0.115	1.3	7.42	5	230	1.5	2	1.97	0.5	12	10	3270	2.28	2.40	0.71	264	120	0.17	6	470	8	2.9	5	110	0.06	51	10	20	20
JM RC-05-04	168	170	101453	EXT	0.138	1.5	7.48	5	130	1.5	2	2.79	0.5	15	8	2780	2.27	2.55	0.78	279	70	0.18	11	430	7	3.74	5	106	0.06	53	10	17	10
JM RC-05-04	170	172	101454	EXT	0.06	1	7.27	5	220	1.4	3	1.6	0.5	13	11	2100	2.24	2.61	0.77	234	167	0.17	7	430	7	2.64	5	106	0.08	63	10	14	10
JM RC-05-04	172	174	101455	EXT	0.128	1.5	7.32	5	130	1.8	3	2.56	0.5	14	14	3070	2.47	2.33	1.04	310	77	0.18	13	440	12	3.30	5	102	0.06	71	10	25	20
JM RC-05-04	174	176	101456	EXT	0.132	0.7	6.92	8	130	1.8	3	4.41	0.5	20	31	3050	3.2	2.06	1.49	374	53	0.28	35	770	11	5	5	118	0.13	123	10	24	20
JM RC-05-04	176	178	101457	EXT	0.064	1.1	6.61	5	300	1.3	3	3.04	0.5	15	10	2340	2.23	2.12	0.79	256	282	0.21	14	390	7	4.08	5	118	0.07	82	10	14	10
JM RC-05-04	178	180	101458	EXT	0.093	0.8	7.29	5	300	1.4	3	2.94	0.5	19	16	2400	2.79	2.09	1.07	245	72	0.22	20	550	4	4.01	5	121	0.1	88	10	14	10
JM RC-05-04	180	182	101459	EXT	0.074	0.5	7.8	5	280	1.3	3	2.74	0.5	31	22	2070	3.6	2.28	1.2	244	67	0.2	34	550	18	4.84	5	88	0.1	86	10	18	10
JM RC-05-04	182	184	101460	EXT	0.058	0.6	7.07	5	90	1.3	5	3.42	0.5	24	19	1295	3.11	2.08	1.1	314	54	0.19	27	400	5	4.34	5	110	0.09	65	10	13	10
JM RC-05-04	184	186	101461	EXT	0.08	0.6	9.29	5	100	1.8	5	4.09	0.7	24	23	2270	3.87	2.58	1.72	384	63	0.23	37	510	10	4.06	5	106	0.17	104	10	31	10
JM RC-05-04	186	188	101462	EXT	0.092	0.5	9.31	5	160	1	5	3.22	0.5	36	47	1930	6.07	1.78	3.67	580	78	0.23	78	560	8	4.13	5	58	0.25	150	10	27	20
JM RC-05-04	188	190	101463	EXT	0.121	0.6	9.42	5	130	1.1	5	4.08	0.5	25	45	3000	4.40	1.9	3.32	510	84	0.33	62	770	8	4.08	5	137	0.2	142	10	14	20
JM RC-05-04	190	192	101464	EXT	0.142	1	11.1	14	190	1.8	5	4.18	0.5	37	47	3880	8.80	2.13	3.31	695	60	0.44	48	2120	9	4.74	5	168	0.33	184	10	34	30
JM RC-05-04	192	194	101465	EXT	0.081	0.6	11.45	5	210	1.8	5	4.62	0.5	37	48	2080	6.33	2.02	3.48	670	77	0.5	58	1600	17	5.18	5	142	0.37	190	10	22	20
JM RC-05-04	194	196	101466	EXT	0.082	0.7	10.66	8	160	1.3	5	4.26	0.5	38	47	1860	6.33	2.01	2.33	541	88	0.65	34	1540	12	5.9	5	198	0.31	187	10	19	10
JM RC-05-04	196	198	101467	EXT	0.086	0.8	9.76	5	200	1.8	5	5.94	0.5	21	38	2200	4.29	1.94	1.84	458	66	0.64	31	1210	11	5.12	5	164	0.27	158	10	20	30
JM RC-05-04	198	200	101468	EXT	0.081	0.5	6.8	5	380	1.5	4	4.02	0.6	17	27	1895	3.6	1.34	1.78	518	63	0.64	17	930	14	3.25	5	144	0.28	138	10	27	20
JM RC-05-04	200	202	101469	EXT	0.083	0.6	6.47	5	380	1.3	5	3.54	0.5	18	22	1915	3.62	1.62	1.38	328	58	0.60	18	780	2	3.72	5	138	0.18	114	10	11	20
JM RC-05-04	202	204	101470	EXT	0.134	0.7	4.08	5	300	1.5	5	3.8	0.5	20	22	2880	3.56	1.78	1.45	454	38	0.6	15	600	6	3.04	5	134	0.18	118	10	15	20
JM RC-05-04	204	206	101471	EXT	0.092	0.8	6.93	5	200	1.7	5	3.95	0.5	12	13	2880	2.83	2.08	1.14	386	86	0.2	11	650	6	4.28	5	144	0.09	80	10	34	30
JM RC-05-04	206	208	101472	EXT	0.062	0.5	7.11	5	140	1.2	5	4.97	0.5	10	18	2870	2.88	2.48	0.5	214	76	0.18	8	300	7	1.94	5	73	0.05	25	10	22	30
JM RC-05-04	208	210	101473	EXT	0.088	1	5.95	5	300	0.9	2	1.46	0.5	11	13	2780	2.36	2.15	0.31	167	117	0.19	5	230	7	2.53	5	48	0.04	21	10	8	20
JM RC-05-04	210	212	101474	EXT	0.072	0.6	5.91	5	220	1.2	5	1.13	0.5	6	6	2160	1.5	2.2	0.5	168	93	0.12	1	130	3	1.93	5	52	0.04	15	10	16	10
JM RC-05-04	212	214	101475	EXT	0.08	0.6	6.61	5	140	1.3	2	1.92	0.5	7	6	2880	1.7	2.3	0.36	158	61	0.19	3	270	5	2.7	5	58	0.04	17	10	15	10
JM RC-05-04	214	216	101476	EXT	0.048	1	6.19	5	170	0.7	2	1.87	0.5	12	6	1780	1.8	2.12	0.21	100	79	0.18	3	300	2	2.67	5	70	0.04	24	10	7	10
JM RC-05-04	216	218	101477	EXT	0.086	0.6	6.26	5	380	0.8	2	2.5	0.5	8	19	2820	1.73	1.74	0.34	180	63	0.14	8	270	6	3.18	5	75	0.03	18	10	11	10
JM RC-05-04	218	220	101478	EXT	0.135	1.5	7.18	5	400	1.4	2	2.95	0.5	7	10	3000	2.02	2.28	0.6	288	108	0.18	11	330	4	3.52	6	66	0.05	34	10	31	10
JM RC-05-04	220	222	101479	EXT	0.18	0.7	6.72	5	400	1.5	5	2.89	0.5	12	21	2880	3.27	1.65	1.24	547	90	0.4	10	780	7	2.77	5	43	0.18	118	10	20	20
JM RC-05-04	222	224	101480	EXT	0.263	1.1	7.52	5	470	1.7	2	1.14	0.5	17	18	3350	3.07	1.80	1	510	164	0.2	15	740	11	2.28	5	43	0.08	85	10	28	20
JM RC-05-04	224	226	101481	ORG	0.142	0.9	7.48	5	430	1.8	4	0.66	0.5	11	18	3020	2.09	2.16	0.81	380	65	0.23	13	780	4	2.27	5	82	0.07	91	10	21	20
JM RC-05-04	226	228	101483	EXT	0.183	1.1	6.54	5	130	1.7	3	2.76	0.6	11	11	3330	2.36	1.86	0.96	544	77	0.42	8	640	11	3.24	5	74	0.08	62	10	38	10
JM RC-05-04	228	230	101484	EXT	0.114	0.6	7.84	5	380	1.4	2	3.7	0.5	11	13	2640	2.5	2.34	0.87	700	130	0.33	8	700	12	3.23	5	70	0.04	68	10	44	10
JM RC-05-04	230	232	101485	EXT	0.167	1.1	7.07	5	140	1.4	6	2.54	0.5	8	22	2840	2.28	2.82	1	880	143	0.53	16	650	4	2.77	6	48	0.08	68	10	48	10
JM RC-05-04	232	234	101486	EXT	0.227	0.8	6.97	5	280	1.7	5	4.54	0.5	12	15	3380	2.34	1.82	0.9	412	134	0.37	8	640	8	4.08	5	72	0.09	74	10	22	10
JM RC-05-04	234	236	101487	EXT	0.178	0.9	7.44	6	220	1.8	2	4.14	0.5	15	18	3020	2.64	2.36	0.95	438	123	0.41	15	620	10	4.57	5	86	0.11	82	10	38	10
JM RC-05-04	236	238	101488	EXT	0.131	0.6	6.53	5	300	1.6	2	3.12	0.5	8	16	2250	2.03	1.66	0.66	388	106	0.54	7	540	5	3.29	5	46	0.06	74	10	20	10
JM RC-05-04	238	240	101489	EXT	0.125	1.1	5.73	5	300	1.4	2	2.87	0.5	10	7	2850	2.82	1.70	0.71	337	78	0.18	7	380	4	3.3	5	104	0.06	50	10	21	10
JM RC-05-04	240	242	101490	EXT	0.13	0.8	6.66	5	180	1.5	2	3.27	0.5	13	17	2810	2.94	1.79	1.17	328	94	0.24	14	780	6	4.42	5	81	0.1	65	10	31	10
JM RC-05-04	242	244	101491	EXT	0.158	0.9	6.21	5	380	1.6	2	4.87	0.5	12	22	3470	3.67	1.78	1.72	503	48	0.32	17	880	12	4.4	5	106	0.14	122	10	22	10
JM RC-05-04	244	246	101492	EXT	0.131	1	6.21	5	240	1.6	2	2.37	0.5	13	16	2850	3.11	1.86	1.54	452	76	0.27	16	880	12	3.06	5	168	0.09	103	10	23	10
JM RC-05-04	246	248	101493	EXT	0.112	0.8	6.13	5	380	1.5	3	2.3	0.5	14	19	2740	4.00	2.06	1.08	487	36	0.22	20	760	6	3.67	5	88	0.09	110	10	48	10
JM RC-05-04	248	250	101494	EXT	0.154	0.6	7.37	5	380	1.2	2	2.59	0.5	14	16	3190	2.73	1.74	0.94	391	180	0.76	14	680	30	3.72	5	118	0.09	97	10	38	10
JM RC-05-04	250	252	101495	EXT	0.121	0.8	6.86	5	348	1.3	5	3.1	0.5	15	22	2270	2.31	1.87	0.78	334	311	0.32	17	780	6	4.56	5	174	0.08	79	10	21	10
JM RC-05-04	252	254	101496	EXT	0.146	1.1	7.67	16	140	1.4	2	3.72	0.5	12	18	3080	3.13	2.08	1.98	438	58	0.25	16	750	2	4.58	5	148	0.09	83	10	28	10
JM RC-05-04	254	256	101497	EXT	0.161	0.8	6.29	5	370	1.5	2	3.67	0.5	11	16	3730	3.13	1.64	1.42	442	206	0.79	18	810	12	3.88	5	200	0.19	110	10	28	10
JM RC-05-04	256	258	101498	EXT	0.116	0.6	6.81	5	110	1.4	2	4.01	0.5	13	26	2740	3.8	2.01	1.7	406	158	0.87	20	770	14	4.78	5	145	0.18	126	10	25	10
JM RC-05-04	258	260	101499	EXT	0.136	0.7	6.29	5	160	1.3	2	3.90	0.5	10	24	2950	3.3	2.13	1.64	365	47	0.71	31	650	20	3.88	5	178	0.15	122	10	24	10
JM RC-05-04	260	262	101500	EXT	0.149	0.8	8	5	180	1.3	3	3.48	0.5	10	23	3450	2.37	1.78	1.64	407	58	0.84	18	900	31	3.3	5	143	0.2	115	10	47	10
JM RC-05-04	262	264	101501	EXT	0.21	1	7.04	5	110	1.3	3	2.85	0.5	10	23	3440	3.01	1.64	1.44	333	77	0.87	14	780	18	3.08	5	181	0.17	111	10	32	20
JM RC-05-04	264	266	101502	ORG	0.2	1.1	6.34	10	280	1.5	7	3.2	0.8	18	24	3810	3.5	2.14	1.67	348	181	0.86	18	1020	7	3.60	5	211	0.19	116	10	18	10
JM RC-05-04	266	268	101504	EXT	0.119	0.8	7.42	5	290	1.3	3	3.63	0.5	12	33	2220	3.04	1.5	1.54	330	70	0.86	14	780	6	4.27	5	181	0.17	114	10	11	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-05-04	268	270	101505	EXT	0.148	0.6	7.93	5	320	1.6	2	3.66	0.5	11	24	2810	2.87	1.6	1.66	400	90	0.66	15	790	12	3.40	5	175	0.18	114	10	18	10
JM RC-05-04	270	272	101506	EXT	0.14	0.9	8.2	5	320	1.5	2	3.57	0.5	13	24	4020	2.87	1.51	1.56	436	106	0.45	19	840	7	3.69	5	179	0.13	110	10	31	20
JM RC-05-04	272	274	101507	EXT	0.11	0.8	8.09	6	330	1.4	2	3.4	0.5	14	31	2430	3.75	1.76	1.78	391	78	0.73	20	860	6	3.74	5	207	0.16	136	10	13	10
JM RC-05-04	274	276	101508	EXT	0.181	0.7	7.36	5	250	1.3	2	3.42	0.5	13	30	2780	2.96	1.42	1.74	413	243	0.86	17	880	8	3.61	5	203	0.17	122	10	28	10
JM RC-05-04	276	278	101509	EXT	0.12	0.5	6.91	5	270	1.4	2	3.77	0.6	16	31	2540	3.62	1.32	1.96	488	90	1	17	840	13	3.57	5	212	0.22	134	10	20	10
JM RC-05-04	278	280	101510	EXT	0.127	0.6	6.33	5	130	1.5	2	3.91	0.5	14	33	3010	3.74	1.66	1.96	442	92	0.87	18	860	14	3.62	5	187	0.23	140	10	25	10
JM RC-05-04	280	282	101511	EXT	0.123	0.7	7.52	5	120	1.3	3	3.94	0.5	16	29	2320	3.38	1.5	1.77	402	48	0.89	19	880	13	3.21	5	154	0.29	125	10	23	10
JM RC-05-04	282	284	101512	EXT	0.195	0.7	7.7	5	380	1.4	3	3.97	0.5	12	27	1640	3.87	1.66	1.64	345	70	0.83	16	880	15	3.40	5	166	0.16	116	20	21	20
JM RC-05-04	284	286	101513	EXT	0.208	1	9.47	5	310	1.6	2	4.75	0.6	17	31	4020	3.83	2.31	1.66	405	90	0.89	22	1080	6	5	5	225	0.18	150	10	38	20
JM RC-05-04	286	288	101514	EXT	0.081	0.6	4.46	5	370	1.3	2	3.44	0.5	11	28	2200	3.57	1.68	1.91	447	116	1.22	16	880	6	3.50	5	162	0.17	134	10	33	10
JM RC-05-04	288	290	101515	EXT	0.144	0.9	6.11	5	810	1.4	2	3.33	0.5	12	27	3870	3.7	1.74	1.84	524	123	1.4	16	820	15	2.98	5	218	0.25	140	10	44	10
JM RC-05-04	290	292	101516	EXT	0.152	0.9	9.86	11	560	1.6	2	4.58	0.5	14	33	3630	4.12	2.04	2.27	738	118	1.3	25	1140	10	3.97	5	298	0.25	185	10	46	10
JM RC-05-04	292	294	101517	EXT	0.172	1.1	7.76	5	300	1.2	6	3.17	0.5	8	24	2980	3.39	1.37	1.7	880	58	1.21	12	870	15	2.83	5	188	0.23	118	10	60	20
JM RC-05-04	294	296	101518	ORG	0.185	1.2	7.48	5	230	1.4	2	3.67	0.5	10	21	2880	2.88	1.6	1.78	535	48	0.88	18	818	7	4.1	5	215	0.2	108	10	67	10
JM RC-05-04	296	298	101520	EXT	0.179	0.6	6.25	5	380	1.1	3	2.99	0.8	9	14	3350	2.31	1.84	1.3	377	230	0.90	14	710	11	3.08	5	168	0.13	92	10	25	10
JM RC-05-04	298	300	101521	EXT	0.147	0.9	6.6	5	280	1.2	2	3.17	0.5	11	23	2940	2.88	1.16	1.44	414	74	0.83	18	790	5	3.05	5	163	0.2	115	10	21	10
JM RC-05-04	300	302	101522	EXT	0.115	1.1	9.08	5	300	1.4	2	4.06	0.5	12	31	2878	4.21	2.13	2.3	580	308	1.3	16	840	2	3.53	16	258	0.27	147	20	32	20
JM RC-05-04	302	304	101523	EXT	0.104	1.1	9.03	5	180	1.3	2	4.71	0.5	10	25	2180	3.63	1.82	2.87	571	67	1.82	14	840	2	3.73	15	275	0.34	128	20	38	10
JM RC-05-04	304	306	101524	EXT	0.116	0.9	10.05	5	90	1.4	2	4.28	0.5	14	29	2540	4.23	2.24	2.25	542	72	1.9	13	1040	2	4.23	16	283	0.25	144	30	43	10
JM RC-05-04	306	308	101525	EXT	0.188	1.1	10.95	11	130	1.8	2	4.79	0.5	12	32	3810	4.47	2.78	2.85	567	90	1.87	20	1100	2	4.3	20	325	0.38	186	30	38	18
JM RC-05-04	308	310	101526	EXT	0.18	1.2	10.8	6	150	1.4	2	5.83	0.5	11	37	3200	4.76	2.38	2.84	583	300	0.87	19	1030	2	5.48	20	385	0.25	148	30	24	10
JM RC-05-04	310	312	101527	EXT	0.113	0.8	9.38	5	250	1.4	2	4.32	0.5	11	28	2540	4.03	3.2	2.28	514	32	1.83	16	840	4	3.95	22	328	0.28	134	30	25	10
JM RC-05-04	312	314	101528	EXT	0.129	1.1	10.35	5	200	1.4	2	4.38	0.5	13	27	2950	4.38	2.21	2.47	805	48	1.87	19	1040	2	3.88	16	315	0.28	151	30	31	10
JM RC-05-04	314	316	101529	EXT	0.176	1.2	11.8	5	230	1.7	2	4.52	0.5	12	28	4000	4.4	2.51	2.89	896	170	2.41	18	1170	7	4.07	21	338	0.28	185	40	38	20
JM RC-05-04	316	318	101530	EXT	0.271	1.6	8.7	5	280	1.6	2	3.6	0.5	15	21	6080	3.08	2.64	1.72	544	178	0.54	14	880	3	4.33	11	281	0.05	102	30	50	20
JM RC-05-04	318	320	101531	EXT	0.163	1.2	8.58	5	320	1.4	2	3.56	0.5	10	25	3000	3.88	1.94	2.01	535	318	1.74	16	800	3	3.3	7	203	0.22	131	30	33	10
JM RC-05-04	320	322	101532	EXT	0.154	0.9	8.82	6	240	1.6	2	4.06	0.5	13	31	3430	3.8	2.18	2.3	587	182	1.76	22	970	2	3.7	17	283	0.21	138	30	39	10
JM RC-05-04	322	324	101533	EXT	0.257	1.4	9.41	4	80	1.6	2	4.35	0.5	10	30	5480	3.41	2.42	2.16	544	170	1.84	22	1010	2	4.82	15	280	0.18	134	30	47	18
JM RC-05-04	324	326	101534	EXT	0.233	1.6	9.78	5	70	1.7	2	4.22	0.5	11	40	5220	4.94	2.83	2.24	879	732	2.06	30	1000	2	3.98	23	324	0.22	146	30	34	18
JM RC-05-04	326	328	101535	EXT	0.38	2.1	9.46	5	50	1.7	2	5.21	0.5	13	28	7770	3.5	2.8	1.82	458	112	1.48	18	1000	2	5.38	15	331	0.2	134	30	41	20
JM RC-05-04	328	330	101536	EXT	0.152	1.2	10.2	5	40	1.5	2	4.95	0.5	14	36	3530	4.5	2.18	2.83	581	182	2.41	21	860	2	4.13	14	344	0.31	156	30	38	18
JM RC-05-04	330	332	101537	EXT	0.158	1.2	10.8	12	90	1.7	2	5.06	0.5	17	44	3680	4.25	2.76	3.81	500	157	1.74	38	1090	2	4.98	16	381	0.29	157	30	37	18
JM RC-05-04	332	334	101538	EXT	0.264	1.4	8.91	6	120	1.6	2	4.8	0.5	17	34	5210	4.22	2.87	2.2	542	156	1.72	24	1030	2	4.3	21	275	0.27	138	30	37	10
JM RC-05-04	334	336	101539	EXT	0.137	0.8	9.8	5	250	1.4	2	5.54	0.5	22	53	2720	4.68	2.27	3.25	533	78	1.75	50	1120	2	3.62	10	343	0.40	180	30	47	10
JM RC-05-04	336	338	101540	EXT	0.11	1	9.54	10	330	1.3	2	5.10	0.5	13	38	1956	4.36	1.84	2.56	530	136	1.88	13	1290	2	3.78	17	327	0.38	153	30	38	10
JM RC-05-04	338	340	101541	EXT	0.124	0.6	7.28	5	278	1.3	2	4.83	0.5	9	30	1705	3.21	1.44	1.4	426	85	1.28	9	918	4	3.47	13	236	0.28	118	30	31	10
JM RC-05-04	340	342	101542	EXT	0.128	1.1	7.86	5	228	1.5	2	5.17	0.5	10	38	2300	3.96	1.34	2.19	507	50	1.88	13	1080	2	3.22	19	251	0.44	146	20	44	10
JM RC-05-04	342	344	101543	EXT	0.140	1.1	7.16	10	180	1.3	2	4.32	0.5	12	30	2580	3.17	1.66	1.64	525	178	1.02	11	878	3	3.29	13	182	0.26	127	20	48	10
JM RC-05-04	344	346	101544	EXT	0.167	1.4	6.6	5	140	1.1	2	3.40	0.5	8	29	2810	2.84	1.60	1.44	571	146	1.18	11	720	5	2.86	11	138	0.19	102	20	45	10
JM RC-05-04	346	348	101545	ORG	0.133	0.8	7.15	5	118	1.3	2	3.88	0.5	11	29	2050	3.36	1.37	1.76	530	81	1.3	14	780	3	2.82	13	190	0.25	112	20	34	10
JM RC-05-04	348	350	101547	EXT	0.13	1.2	8.74	5	180	1.7	2	4.78	0.5	15	38	3180	3.81	2.44	2.12	604	334	1.02	14	940	2	4.13	7	254	0.25	134	20	38	10
JM RC-05-04	350	352	101548	EXT	0.084	1.2	10.58	15	280	2	2	7.85	0.5	21	78	2980	5.76	1.86	3.38	952	142	1.4	32	1920	2	4.5	29	445	0.73	251	30	60	10
JM RC-05-04	352	354	101549	EXT	0.151	1.2	10.08	8	240	2.1	2	8.2	0.5	18	38	3880	4.38	2.73	2.73	718	180	1.22	18	1380	2	4.6	20	388	0.38	162	30	66	10
JM RC-05-04	354	356	101550	EXT	0.087	1	8.46	5	300	1.4	2	6.27	0.5	14	38	1880	4.88	1.28	2.77	782	117	1.12	17	1580	2	3.88	10	352	0.48	178	30	60	10
JM RC-05-04	356	358	101551	EXT	0.131	1.2	7.28	14	210	1.2	2	5.64	0.5	12	34	2180	3.7	1.56	2.22	565	88	0.93	10	1220	2	4.28	8	288	0.37	154	30	43	10
JM RC-05-04	358	360	101552	EXT	0.088	0.8	8.76	5	178	1.1	2	5.12	0.5	12	34	1075	4.83	0.78	2.11	571	288	1.2	15	1180	2	2.48	16	287	0.46	157	20	44	10
JM RC-05-04	360	362	101553	EXT	0.042	0.8	9.08	10	250	1.5	2	6.82	0.5	14	43	1485	4.86	1.04	2.65	967	122	1.68	18	1540	2	3.12	15	383	0.81	202	20	63	10
JM RC-05-04	362	364	101554	EXT	0.072	0.8	9.31	5	250	1.5	2	7.18	0.5	13	48	1755	5.33	1.85	2.78	1055	128	1.78	15	1540	2	3.38	17	428	0.65	213	30	68	10
JM RC-05-04	364	366	101555	EXT	0.085	1.3	10.5	5	314	1.4	2	7.18	0.5	18	45	3048	6.52	1.5	3	888	158	2.06	18	1750	2	3.63	21	544	0.87	224	50	68	10
JM RC-05-04	366	368	101556	EXT	0.166	1.1	9.88	5	430	1.7	2	4.83	0.5	20	33	3800	4.6	2.51	2.54	858	118	1.28	15	1188	5	3.78	18	284	0.33	180	30	91	18
JM RC-05-04	368	370	101557	EXT	0.147	1.5	9.40	8	388	1.8	2	4.58	0.5	13	32	3180	4.16	2.08	2.18	1170	87	1.18	18	670	28	3.5	34	207	0.3	154	30	180	20
JM RC-06-04	0	2	101558	EXT	0.05	1.2	8.84	5	780	1.6	4	0.71	0.5	8	28	158	5.86	2.83	1.17	448	5	1.32	8	1000	38	0.72	5	201	0.28	152	10	135	70
JM RC-06-04	2	4	101559	EXT	0.025	1.2	6.74	8	810	1.4	4	0.46	0.5	2	26	121	4.71	2.3	1	303	2	1.38	8	830	38	0.40	5	138	0.25	136	10	94	50
JM RC-06-04	4	6	101560	EXT	0.022	0.7	6.58	5	830	1.5	2	0.09	0.5	4	28	37	3.19	3.67	0.48	83	1	0.34	5	380	8	0.17	5	38	0.28	181	10	38	20
JM RC-06-04	6	8	101561	EXT	0.033	0.8	9.43	15	640	1.5	2	0.18	0.5	1	28	28	2.01	3.12	0.38	104	1	0.38	8	478	15	0.81	5	75	0.28	140	10	8	20
JM RC-06-04	8	10	101562	EXT	0.021	0.7	7.88	5	738	1.4	3	0.83	0.5	1	27	32	3.54	2.15	0.43	118	1	0.33	4	678	27	1.1	5	67	0.18	140	10	17	30
JM RC-06-04	10	12	101563	EXT	0.014	0.6	4.14	10	728	1.4	2	1.14	0.5	3	34	45	4.5	2.46	0.73	194	1	0.5	6	680	6	2.31	5	67	0.14	144	10	38	18
JM RC-06-04	12	14	101564	EXT	0.017	0.8	4.14	5	300	1.4	4	1.08	0.5	10	33	48	4.07	2.18	1.14	298	1	0.51	16	870	7	4.15	5	182	0.15	130	10	62	10
JM RC-06-04	14	16	101565	EXT	0.015	0.8	4.36	5	180	1.4	2	0.88	0.5	18	33	124	3.81	1.9	1.58	402	1	0.47	21	880	15	5.27	5	56	0.08	115	10	70	20
JM RC-06-04	16	18	101566	EXT	0.014	0.9	6.25	5	130	1.3	2	0.86	0.5	16	32	191	5.34	2.01	1.5	379	1	0.36	21	1090	30	6.61	5	43	0.13	116	10	68	20
JM RC-06-04	18	20	101567	EXT	0.034	1.2	6.14	6	270	1.6	5	0.81	1	20	33	209	3.58	2.1	1.74	837	1	0.81	24	800	38	4.6	5	67	0.08	111	10	158	18
JM RC-06-04	20	22	101568	EXT	0.022	1.6	7.54	5	178	1.3	5	1.16	9.1	23	27	126	2.63	1.9	1.58	906	1	0.89	24	910	144	5.07	5	102	0.03	85	10	1200	40
JM RC-06-04	22	24	101569	ORG	0.018	1.4	6.56	14	120	1.8	2	0.88	0.8	19	34	164	8.6	1.8	1.64	1125	1	1.4	19	1120	23	5.43	5	107	0.24	137	10	244	20
JM RC-06-04	24	26	101571	EXT	0.013	1	7.77	5	330	1.6	2	0.47	1.7	6	12	338	3.16	1.61	0.88	530	1	1.16	7	630	17	3.24	5	60	0.2	64	10	114	10
JM RC-06-04	26	28	101572	EXT	0.013	1.3	7.27	5	320	1.8	2	0.35	2.1	2	8	78	2.48	2.38	0.37	391	1	0.43	4	400	100	2.73	5	47	0.1	20	10	217	10
JM RC-06-04	28	30	101573	EXT	0.022	1.6	6.78	5	340	1.7	2	0.61	3.4	5	11	197	2.47	2.23	0.32	885	1	0.9	3	380	798	2.8	5	43	0.09	18	10	378	20
JM RC-06-04	30	32	101574	EXT	0.058	1.8	6.42	5	280	1.8	2	0.87	2	10	6	144	2.8	2.28	0.35	1790	1	0.44	7	350	570	3.01	5	28	0.08	20	10	480	20
JM RC-06-04	32	34	101575	EXT	0.078	2.6	8.08	6	220	1.8	4	1.44	14.4	22	18	258	4.38	2.28	0.81	3050	1	1.47	13	670	1340	4.44	5	48	0.2	84	20	2980	50
JM RC-06-04	34	36	101576	EXT	0.02	0.9	8.46	11	180	1.2	3	2.58	0.5	21	34	318	6.12	1.24	2.51	1220	1	2.12	44	1130	29	5.03	5	232	0.42	148	10	178	10
JM RC-06-04	36	38	101577	EXT	0.013	0.7	9.31	5	220	1.2	2	2.31	0.5	16	30	161	5.28	1.28	2.32	684	1	2.18	38	1120	15	4.22	5	233	0.42	144	10	107	10
JM RC-06-04	38	40	101578	EXT	0.018	0.6	8.08	7	140	1.5	2	2.13	0.6	19	33	128	5.2	1.45	1.74	828	1	1.2	18	870	20	4.06	5	171	0.34	135	10	137	10
JM RC-06-04	40	42	101579	EXT	0.021	1.4	8.78	9	180	1.4	2	1.7	0.5	19	45	178	5.78	1.8	1.97	648	1	1.43	27	1120	16	5.12	5	176	0.29	148	10	128	10
JM RC-06-04	42	44	101580	EXT	0.015	0.7	8.14	5	178	1.5	2	2.48	0.5	17	45	130	5.33	1.38	2.84	787	1	1.79	22	1100	12	4.82	5	247	0.32	138	10	75	10
JM RC-06-04	44	46	101581	EXT	0.014	0.5	8.47	12	80	1.3	5	1.8	0.5	21	93	79	6.73	1.82	2.11	683	1	2.18	37	1150	16	6.2	5	178	0.31	148	10	60	10
JM RC-06-04	46	48	101582	EXT	0.016	1.2	8.88	12	70	1.5	2	3.83	0.5	20	48	116	5.86	1.86	1.98	1005	1	1.28	22	1080	14	5.08	5	181	0.33	143	10	184	10
JM RC-06-04	48	50	101583	EXT	0.01	0.5	6.83	5	80	1.6	2	2.44	0.5	22	54	80	5.48	1.48	1.86	740	1	1.7	27	1080	13	4.82	5	219	0.35	147	10	112	10
JM RC-06-04	50	52	101584	EXT	0.021	1.2	6.24	5	98	1.6	3	2.1	1.8	28	64	326	6.28	2.88	1.88	773	1	1.51	30	1180	122	5.25	5	187	0.32	150	10	284	10
JM RC-06-04	52	54	101585	EXT	0.147	0.8	8.08	8	158	1.5	2	3.01	0.8	14	44	81	5.54	1.35	2.82	864	1	1.56	24	1100	17	3.56	5	217	0.38	148	10	88	10
JM RC-06-04	54	56	101586	EXT	0.01	0.5	6.64	8	158	1.5	3	3.01	0.6	17	45	100	5.38	1.2	1.88	804	1	1.48	21	1020	7	3.24	5	220	0.37	144	10	82	10
JM RC-06-04	56	58	101587	EXT	0.013	0.8	8.88	5	158	1.5	2	2.97	0.5	18	48	114	6.5	1.42	2.08	842	1	1.24	21	1030	18	4.42	5	184	0.35	152	10	87	10
JM RC-06-04	58	60	101588	EXT	0.011	0.5	7.63	5	258	1.4	2	2.98	0.7	18	38	88	5.87	0.87	1.78	628	1	1.4	16	470	15	3.16	5	208	0.31	130	10	87	10
JM RC-06-04	60	62	101589	EXT	0.014	0.5	8	5	148	1.4	2	2.46	0.8	18	44	102	5.52	1.28	1.78	715	1	1.44	18	850	11	4.05	5	178	0.32	146	10	118	10
JM RC-06-04	62	64	101590	EXT	0.014	0.5	9.32	5	150	1.7	2	2.64	0.5	18	57	152	6.08	1.33	2.2	841	1	1.74	26	1100	20	4.11	5	241	0.37	164	10	130	10
JM RC-06-04	64	66	101591	EXT	0.031	0.7	9.12	8	50	1.5	4	2.2	0.7	25	53	298	6.67	1.42	2.18	750	1	1.67	28	1100	12	6.28	5	150	0.3	180	10	108	10
JM RC-06-04	66	68	101592	EXT	0.012	0.8	4.97	5	40	1.6	2	1.74	0.8	22	64	162	7	1.57	2.23	701	1	1.88	28	1170	10	6.08	5	180	0.28	186	10	108	10
JM RC-06-04	68	70	101593	ORG	0.018	1.3	8.35	5	40	1.5	3	1.78	0.5	24	95	138	7.35	1.64	2.12	846	1	1.38	34	1140	5	7.28	5	174	0.3	156	10	81	10
JM RC-06-04	70	72	101595	EXT	0.018	1	7.58	5	40	1.3	3	1.88	0.5	17	52	132	5.86	1.8	1.74	735	1	0.88	24	970	12	5.21	5	130	0.25	132	10	88	10
JM RC-06-04	72	74	101596	EXT	0.012	1.2	4.38	7	110	1.3	2	2.62	0.5	16	46	72	5.31	1.18	1.84	757	1	1.44	21	800	11	3.23	5	213	0.31	136	10	88	10
JM RC-06-04	74	76	101597	EXT	0.025	1.1	4.15	5	100	1.4	4	2.79	0.6	20	47	146	5.96	1.78	1.77	1295	1	1.04	25	1010	21	5.1	5	138	0.3	130	10	88	10
JM RC-06-04	76	78	101598	EXT	0.023	0.7	7.27	5	130	1.2	2	2.56	0.5	19	32	146	5.18	1.6	1.62	1320	1	1.87	19	1310	10	4.77	5	87	0.34	125	10	82	10
JM RC-06-04	78	80	101599	EXT	0.022	0.6	7.08	8	110	1.4	2	2.07	0.5	14	30	108	5.38	1.28	1.83	1005	1	1.8	23	2050	11	4.88	5	117	0.38	112	10	70	10
JM RC-06-04	80	82	101600	EXT	0.028	0.5	7.68	6	130	1.5	2	2.14	0.5	24	51	87	6.04	1.53	2.14	1000	1	1.74	31	2100	15	5.32	5	124	0.45	128	10	48	10
JM RC-06-04	82	84	101601	EXT	0.424	0.5	6.28	20	140	1.6	2	2.29	0.5	25	51	64	4.24	1.18	2.38	1150	1	2.16	28	2240	12	4.82	5	157	0.52	134	10	106	10
JM RC-06-04	84	86	101602	EXT	0.029	0.7	8.11	5	130	1.6	2	2.07	0.7	30	48	128	6.13	1.32	2.34	1080	1	2.38	32	2118	23	4.71	5	164	0.52	134	10	106	30
JM RC-06-04	86	88	101603	EXT	0.02	0.6	8.54	5	130	1.8	2	2.19	0.5	24	40	183	6.11	1.46	2.28	1018	1	2.4	24	2350	5	5.33	5	148	0.53	133	10	93	30
JM RC-06-04	88	90	101604	EXT	0.018	0.5	8.88	12	140	1.8	2	2.38	0.7	22	43	231	8.64	2	2.48	1135	1	2.71	27	1780	17	5.67	5	202	0.51	172	10	141	30
JM RC-06-04	90	92	101605	EXT	0.016	0.7	10.15	5	180	1.8	2	2.08	0.7	34	37	136	6.53	1.83	2.13	1218	1	2.86	30	1200	34	5.38	5	238	0.41	158	10	164	30
JM RC-06-04	92	94	101606	EXT	0.016	1.1	6.62	5	60	1.3	2	1.98	0.6	20	30	184	5.36	1.53	1.62	648	2	1.88	18	1000	9	4.44	5	186	0.28	122	10	81	30
JM RC-06-04	94	96	101607	EXT	0.013	0.7	6.57	6	120	1.5	2	3.71	0.5	22	41	75	6.3	1.58	2.02	1280	1	1.51	18	1820	2	3.23	5	278	0.36	150	10	187	30
JM RC-06-04	96	98	101608	EXT	0.02	1.5	6.19	5	140	1.4	2	2.78	0.6	20	32	80	4.88	1.48	1.48	1485	2	1.82	11	840	18	3.04	7	227	0.33	137	10	137	20
JM RC-06-04	98	100	101609	ORG	0.088	2.8	6.11	5	140	1.4	2	3.36	5.8	30	34	144	4.71	1.54	1.82	2030	2	1.29	18	940	423	2.83	14	242	0.34	148	10	1870	40
JM RC-06-04	100	102	101611	EXT	0.037	8	6.06	11	110	1.6	2	3.62	6.4	23	28	317	5.08	2.08	1.54	3000	2	8.8	18	990	831	3.58	27	140	0.38	138	10	1190	40
JM RC-06-04	102	104	101612	EXT	0.016	0.5	7.03	5	420	1.3	2	3.7	4.5	18	26	79	3.88	0.98	1.38	1440	2	1.42	18	810	71	1.08	7	281	0.33	124	10	788	30
JM RC-06-04	104	106	101613	EXT	0.023	0.8	6.1	8	130	1.5	2	2.62	0.8	18	28	108	4.78	1.48	1.78	878	2	1.7	14	880	3	3.28	8	235	0.28	134	10	43	10
JM RC-06-04	106	108	101614	EXT	0.015	0.8	7.25	5	120	1.3	2	2.04	0.5	18	38	152	4.48	1.5	1.54	871	2	1.48	13	880	5	2.8	7	208	0.3	124	10	78	10
JM RC-06-04	108	110	101615	EXT	0.013	1.2	8.6	6	810	1.4	2	3.3	0.5	17	27	82	4.88	1.33	1.8	865	2	1.8	14	880	2	1.88	6	327	0.38	132	10	73	10
JM RC-06-04	110	112	101616	EXT	0.01	0.8	4.88	7	180	1.3	2	3.94	0.5	24	29	47	5.03	1.48	1.84	1185	2	1.5	18	1030	78	2.05	6	333	0.38	144	10	142	10

HOLE	From	To	Sample	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-06-04	112	114	101617	EXT	0.012	0.7	8.46	5	250	1.7	2	3.38	0.5	34	30	48	5.07	1.6	2.02	1180	2	1.34	20	1000	17	2.12	5	284	0.38	148	10	104	10
JM RC-06-04	114	116	101618	EXT	0.01	0.5	8.32	5	220	1.4	2	3.76	0.5	17	29	85	5.56	1.76	2	1050	15	1.82	13	1040	9	3.03	20	243	0.36	146	30	77	10
JM RC-06-04	116	118	101619	EXT	0.016	0.7	6.85	10	170	1.5	2	3.57	0.5	17	31	280	5.43	1.69	1.9	1056	12	2.26	14	1030	3	3.48	22	288	0.4	148	30	90	10
JM RC-06-04	118	120	101620	EXT	0.015	0.5	6.76	5	140	1.6	2	2.13	0.5	10	19	160	4.75	2.75	1.28	881	11	2.25	5	470	4	4.65	22	134	0.24	90	30	90	10
JM RC-06-04	120	122	101621	EXT	0.021	1.2	6.69	5	160	1.4	2	2.88	0.5	16	35	151	6.54	2.15	2.17	1815	12	1.66	16	920	26	4.34	17	152	0.3	144	30	108	10
JM RC-06-04	122	124	101622	EXT	0.011	1.2	6.6	5	160	1.2	2	3.01	0.5	17	31	108	5.12	1.37	2.16	1115	11	2.28	12	930	8	3.6	21	244	0.33	111	30	130	10
JM RC-06-04	124	126	101623	EXT	0.011	0.8	6.28	5	110	1.3	2	2.72	0.5	16	29	140	5.42	1.56	1.86	1150	12	1.82	8	920	6	4.38	21	201	0.29	132	30	98	10
JM RC-06-04	126	128	101624	EXT	0.012	0.5	7.87	5	100	1.4	2	2.37	0.5	17	28	78	5.21	1.6	1.77	923	9	1.72	8	570	2	4.73	13	142	0.28	130	30	71	10
JM RC-06-04	128	130	101625	EXT	0.014	0.6	6.16	5	240	1.2	2	3.33	0.5	17	28	81	4.65	1.02	1.78	965	12	2.01	11	860	3	2.37	18	279	0.34	126	30	100	10
JM RC-06-04	130	132	101626	EXT	0.02	0.6	6.95	5	350	1.1	2	3.23	0.5	14	31	218	4.29	0.65	1.74	1080	18	1.66	12	750	18	1.76	13	228	0.38	128	30	288	20
JM RC-06-04	132	134	101627	EXT	0.014	0.5	6.79	5	210	1.2	2	3.19	0.5	16	23	85	4.9	1.36	1.98	928	18	2.1	11	860	4	2.56	14	286	0.36	127	30	104	10
JM RC-06-04	134	136	101628	ORG	0.018	1.2	7.87	6	110	1.3	2	2.62	0.5	15	28	98	4.52	1.18	1.57	843	10	2.08	11	640	8	2.64	11	211	0.34	122	20	67	10
JM RC-06-04	136	138	101630	EXT	0.014	0.5	16.1	5	40	1.6	2	3.29	0.5	16	20	123	5.43	1.61	2.11	1065	13	2.77	14	1110	3	3.14	16	320	0.44	158	30	185	10
JM RC-06-04	138	140	101631	EXT	0.013	0.5	6.42	5	160	1.5	2	3.71	0.5	17	31	122	5.36	1.75	2.12	1085	11	2.45	16	1030	2	2.05	16	317	0.43	152	30	48	10
JM RC-06-04	140	142	101632	EXT	0.014	1.6	9.34	5	190	1.3	2	3.91	0.5	16	28	102	5.27	1.45	2.08	1075	13	2.52	15	1000	4	2.04	19	325	0.41	142	30	78	10
JM RC-06-04	142	144	101633	EXT	0.015	0.6	9.76	5	130	1.5	2	3.4	0.5	22	30	96	6.23	1.48	2.42	1085	14	2.37	21	1080	2	4.54	23	280	0.38	146	30	82	10
JM RC-06-04	144	146	101634	EXT	0.011	0.6	11.15	5	280	1.6	2	3.65	0.5	16	37	117	5.87	2.08	2.51	1130	14	3.33	16	1180	2	3.31	27	382	0.48	174	30	84	10
JM RC-06-04	146	148	101635	EXT	0.011	0.6	11.2	5	610	1.6	2	4.5	0.5	17	34	65	6.11	1.6	2.47	1180	14	3.34	14	1210	2	1.53	23	430	0.5	172	40	87	10
JM RC-06-04	148	150	101636	EXT	0.007	1.2	11.56	6	640	1.7	2	4.47	0.5	22	34	86	6.23	2.34	2.65	1230	15	3.67	13	1260	2	1.64	26	458	0.54	187	40	98	10
JM RC-06-04	150	152	101637	EXT	0.018	1.3	8.86	5	610	1.4	2	6.11	0.5	36	165	142	7.27	1.13	4.48	2020	13	1.91	138	2800	5	2.36	26	340	0.68	184	30	191	10
JM RC-06-04	152	154	101638	EXT	0.017	0.5	8.38	10	100	1.4	2	4.9	0.5	25	74	124	6.51	1.5	2.97	1330	13	2.85	93	1790	3	3.21	22	319	0.61	184	30	117	10
JM RC-06-04	154	156	101639	EXT	0.011	1	6.58	5	310	1.4	2	4.12	0.5	20	37	96	5.65	1.33	2.56	1245	14	2.86	21	1080	2	2.15	28	327	0.46	170	30	180	10
JM RC-06-04	156	158	101640	EXT	0.006	0.5	6.38	5	380	1.3	2	4.22	0.5	16	32	95	5.37	1.44	2.66	1005	14	2.48	13	1080	2	1.71	24	311	0.42	150	30	97	10
JM RC-06-04	158	160	101641	EXT	0.011	1.1	6.65	5	110	1.4	2	3.62	0.5	22	33	108	6.82	1.8	2.34	1085	14	2.86	14	1080	2	2.61	28	325	0.44	158	30	162	10
JM RC-06-04	160	162	101642	EXT	0.014	0.5	8.42	5	130	1.4	2	4.06	0.5	17	30	114	5.35	1.66	2.12	1175	13	2.52	13	960	2	2.64	13	303	0.47	145	30	102	10
JM RC-06-04	162	164	101643	EXT	0.022	0.5	6.68	5	90	1.4	2	4.31	0.5	16	32	147	5.88	1.6	2.24	1120	14	2.19	13	1080	12	4.08	26	243	0.4	167	30	121	10
JM RC-06-04	164	166	101644	EXT	0.011	1.3	6.1	5	70	1.2	2	3.12	0.5	15	27	75	4.82	1.33	1.8	654	13	1.96	10	880	4	2.98	21	207	0.34	138	30	81	10
JM RC-06-04	166	168	101645	EXT	0.01	0.6	7.44	5	170	1.2	2	3.06	0.5	15	24	66	4.4	1.38	1.47	882	10	1.82	11	820	13	2.1	18	163	0.35	134	30	81	10
JM RC-06-04	168	170	101646	EXT	0.008	0.5	7.64	5	230	1.3	2	3.29	0.5	20	27	56	4.79	1.24	1.76	717	11	1.85	12	850	2	2.13	19	244	0.36	142	30	88	10
JM RC-06-04	170	172	101647	EXT	0.009	0.6	6.09	5	280	1.2	2	3.08	0.5	18	28	72	4.96	1.27	1.86	782	13	1.7	10	900	2	2.61	28	223	0.34	131	30	54	10
JM RC-06-04	172	174	101648	EXT	0.006	0.5	6.28	5	310	1.4	2	3.47	0.5	17	27	61	5.8	1.32	2.1	921	14	2.25	14	1040	2	2	28	279	0.4	146	30	41	10
JM RC-06-04	174	176	101649	EXT	0.008	0.5	6.38	5	330	1.2	2	3.74	0.5	16	28	60	4.56	1.1	1.88	888	12	1.66	11	840	3	2.11	18	238	0.38	143	30	42	10
JM RC-06-04	176	178	101650	EXT	0.009	0.5	6.32	5	80	1.3	2	3.52	0.5	16	27	90	5.06	1.4	1.9	927	11	1.61	13	880	2	2.08	18	221	0.38	143	30	73	10
JM RC-06-04	178	180	101651	ORG	0.015	1.2	6.08	10	130	1.3	2	3.81	0.5	14	31	204	5.45	1.82	2.14	1340	12	1.15	9	1040	63	4.18	18	168	0.38	144	30	113	20
JM RC-06-04	180	182	101653	EXT	0.045	3	4.72	20	40	1.3	2	2.71	0.5	15	31	388	7.65	3.11	2.16	1316	13	0.51	14	870	42	6.18	20	64	0.35	148	30	150	20
JM RC-06-04	182	184	101654	EXT	0.027	1.7	6.37	5	60	1.3	2	2.26	0.5	12	34	288	6.67	3.19	2.06	1115	13	6.06	15	1810	15	6.78	22	71	0.35	158	30	148	10
JM RC-06-04	184	186	101655	EXT	0.029	1.2	6.86	5	160	1.6	2	4.46	0.5	25	34	158	6.58	1.18	2.53	1485	14	1.62	16	1920	17	4.81	38	248	0.66	154	30	164	10
JM RC-06-04	186	188	101656	EXT	0.019	0.6	5.48	5	410	1.3	2	3.88	0.5	16	28	78	4.74	1.24	1.94	1210	11	1.66	12	1160	2	1.6	18	246	0.43	148	30	112	10
JM RC-06-04	188	190	101657	EXT	0.017	1.2	5.31	5	160	1.4	2	3.41	0.5	16	28	108	5.58	1.65	2.05	1080	17	1.96	12	1140	6	3.13	21	242	0.42	146	30	106	10
JM RC-06-04	190	192	101658	EXT	0.017	1.5	9.05	5	380	1.3	2	3.57	0.5	16	35	117	4.61	1.58	2.15	1345	13	2.64	15	1000	4	2.73	15	273	0.43	146	30	138	10
JM RC-06-04	192	194	101659	EXT	0.021	1.5	6.74	12	270	1.4	2	3.71	0.5	15	34	182	4.75	1.91	2	1265	17	1.65	16	1080	34	2.81	24	225	0.42	158	30	248	10
JM RC-06-04	194	196	101660	EXT	0.024	1.1	6.63	5	300	1.1	2	4.08	0.5	15	30	82	5.55	1.36	1.88	1325	14	2.28	10	1360	28	3.1	21	274	0.47	134	40	148	10
JM RC-06-04	196	198	101661	EXT	0.036	1.5	6.38	5	370	1.2	2	4.58	1.5	18	31	88	5.67	1.42	2.01	1515	12	2.17	12	1570	98	3.27	21	287	0.6	148	30	324	10
JM RC-06-04	198	200	101662	EXT	0.019	0.6	9.18	5	860	1.3	2	4.46	0.5	18	34	48	5.28	1.42	2.11	1235	13	2.45	13	950	17	1.83	17	338	0.61	156	30	128	10
JM RC-06-04	200	202	101663	EXT	0.013	0.7	6.86	14	830	1.5	2	4.1	0.5	18	29	55	6.01	1.48	1.93	1175	13	2.28	15	1180	22	1.69	18	298	0.48	151	30	139	10
JM RC-06-04	202	204	101664	EXT	0.011	0.7	6.84	7	410	1.4	2	4.23	0.5	18	32	44	5.78	1.78	2.17	1485	16	2.58	26	1080	20	1.84	23	325	0.44	158	30	111	10
JM RC-06-04	204	206	101665	EXT	0.151	1.3	9.23	5	60	1.4	2	4.55	2.6	18	46	62	5.43	2.16	2.82	2580	16	2.11	14	1100	146	2.84	16	216	0.48	158	30	953	10
JM RC-06-04	206	208	101666	EXT	0.026	0.6	9.14	5	270	1.3	2	4.38	0.5	20	32	63	5.5	1.86	2	1385	14	2.26	16	1020	38	2.4	22	287	0.43	146	30	160	10
JM RC-06-04	208	210	101667	EXT	0.011	0.7	6.86	6	70	1.4	2	3.35	0.5	20	36	78	6.43	1.67	2.2	1185	15	2.61	14	1400	27	3.83	26	226	0.38	153	30	132	10
JM RC-06-04	210	212	101668	EXT	0.014	0.6	10.7	33	230	1.5	2	3.66	0.5	23	37	42	6.21	1.52	2.64	1835	16	3.16	17	1770	7	3.63	10	257	0.48	187	10	146	10
JM RC-06-04	212	214	101669	EXT	0.031	1.5	10.4	5	60	1.5	2	3.38	0.5	21	32	95	6.76	1.67	2.36	1120	14	2.86	13	1740	4	6.84	21	211	0.68	146	40	81	10
JM RC-06-04	214	216	101670	EXT	0.023	0.6	10.75	6	158	1.6	2	3.44	0.5	21	33	91	5.95	2.12	2.58	1270	16	3.36	18	1840	13	4.38	24	219	0.66	198	40	114	20
JM RC-06-04	216	218	101671	EXT	0.082	1.7	8.46	16	148	1.6	2	3.21	0.5	22	43	300	6.12	1.8	2.43	1160	18	3	15	1580	12	4.96	16	180	0.47	157	30	126	20
JM RC-06-04	218	220	101672	EXT	0.033	1.1	9.33	5	300	1.7	2	3.61	0.5	18	31	164	5.14	2	2.11	1095	13	2.76	11	1480	9	3.25	23	238	0.48	148	30	83	10
JM RC-06-04	220	222	101673	EXT	0.026	0.6	8.36	5	380	1.5	2	4.17	0.5	18	33	112	4.88	1.31	2	1080	13	3	11	1820	8	2.4	22	283	0.38	160	30	97	10
JM RC-06-04	222	224	101674	EXT	0.028	1.4	10.5	5	230	1.6	2	4.08	0.5	18	28	128	5.77	2.38	2.27	1290	23	3.03	30	1300	18	3.04	18	286	0.36	172	30	136	10
JM RC-06-04	224	226	101675	EXT	0.028	1.2	10.75	16	210	1.8	2	4.5	0.5	27	47	138	6.25	2.06	2.47	1395	18	2.86	27	1370	22	3.75	28	307	0.4	178	40	170	10
JM RC-06-04	226	228	101676	ORG	0.037	1	10.6	12	80	1.7	2	3.56	3.4	28	51	81	6.43	2.48	2.53	1230	16	3.24	21	1090	316	5.48	27	278	0.5	174	40	823	20
JM RC-06-04	228	230	101678	EXT	0.032	1.2	10.5	5	80	1.5	2	3.38	2.5	27	60	58	4.2	2.37	2.61	1380	18	2.86	20	1000	201	7.63	27	182	0.46	178	40	495	20
JM RC-06-04	230	232	101679	EXT	0.026	0.8	11.65	15	100	1.5	2	3.19	1.4	16	17	60	5.86	4.54	1.84	1195	18	2.83	7	880	186	5.48	28	277	0.38	88	40	368	20
JM RC-06-04	232	234	101680	EXT	0.024	1	11.7	5	110	1.5	2	3.55	3.5	16	34	83	5.77	3.03	2.09	1290	17	3.03	4	960	286	5.09	27	283	0.36	122	60	525	20
JM RC-06-04	234	236	101681	EXT	0.018	1.2	10.56	5	140	1.6	2	4.44	0.5	16	37	84	6.17	1.86	2.36	1275	15	2.67	15	1170	32	4.52	29	294	0.46	166	30	112	10
JM RC-06-04	236	238	101682	EXT	0.023	0.6	10.8	5	420	1.4	2	4.86	0.5	17	29	84	5.43	1.77	2.21	1130	13	3.41	14	1110	1	2.59	19	348	0.46	164	30	71	10
JM RC-06-04	238	240	101683	EXT	0.016	0.6	6.64	5	360	1.3	2	3.7	0.5	19	29	96	5.04	1.53	1.86	841	12	2.64	15	810	1	2.62	18	344	0.36	137	30	98	10
JM RC-06-04	240	242	101684	EXT	0.016	0.6	6.51	5	640	1.4	2	4.54	0.5	16	31	115	4.74	1.6	2.16	1000	14	2.86	12	850	2	1.88	29	284	0.42	148	30	126	10
JM RC-06-04	242	244	101685	EXT	0.05	1.1	6.71	7	160	1.4	2	3.86	0.5	16	33	87	4.83	1.1	1.96	744	11	2.71	15	830	10	3.43	12	367	0.4	137	30	90	10
JM RC-06-04	244	246	101686	EXT	0.052	0.6	5.84	14	190	1.3	2	3.51	0.5	12	22	109	4.85	1.2	1.66	739	12	3.08	12	800	4	4.00	22	256	0.37	114	30	48	10
JM RC-06-04	246	248	101687	EXT	0.017	0.6	6.38	5	290	1.5	2	3.05	0.5	12	19	66	3.7	1.22	1.3	669	11	2.46	7	620	2	2.78	18	207	0.29	98	30	77	60
JM RC-06-04	248	250	101688	EXT	0.014	1	6.61	7	210	1.6	2	2.81	0.5	13	25	276	4.72	1.21	1.42	626	12	3.05	8	710	5	4.17	18	179	0.32	88	30	87	10
JM RC-06-04	250	252	101689	EXT	0.02	0.5	6.29	5	130	1.4	2	2.32	0.5	15	21	140	5.5	1.18	1.34	564	12	2.82	8	800	2	5.98	14	154	0.27	84	30	34	20
JM RC-06-04	252	254	101690	EXT	0.006	0.6	6.66	5	910	1.4	2	1.74	0.5	12	8	95	1.95	1.95	0.49	407	10	1.52	8	260	2	1.71	11	88	0.13	21	30	82	10
JM RC-06-04	254	256	101691	EXT	0.014	0.5	7	5	400	1.8	2	1.74	0.5	23	14	48	2.47	1.7	0.52	421	9	1.7	4	270	9	2.25	7	82	0.13	21	110	48	10
JM RC-06-04	256	258	101692	EXT	0.038	0.7	6.14	5	210	1.4	2	1.54	0.5	31	8	108	4.07	1.64	0.45	350	10	0.88	15	220	5	4.28	15	47	0.11	20	70	81	20
JM RC-06-04	258	260	101693	EXT	0.016	0.6	6.02	5	380	1.3	2	2.22	0.6	101	12	51	2.38	2.02	0.4	425	10	1.02	25	220	11	2.22	14	44	0.13	22	610	88	10
JM RC-06-04	260	262	101694	EXT	0.016	0.7	5.77	6	380	1.2	2	2.52	0.5	83	15	34	2.75	1.52	0.43	482	11	1.21	23	270	12	2.22	10	88	0.14	28	380	138	10
JM RC-06-04	262	264	101695	EXT	0.03	0.5	6.66	5	300	1.4	2	2.76	0.5	7	9	44	2.75	1.17	0.73	553	4	2.02	4	260	6	2.17	8	116	0.15	38	30	125	10
JM RC-06-04	264	266	101696	EXT	0.007	0.6	7.03	5	330	1.5	2	2.08	0.5	2	4	30	1.78	1.22	0.8	384	4	2.13	7	400	10	1.72	8	103	0.16	22	30	65	10
JM RC-06-04	266	268	101697	EXT	0.007	0.5	6.33	5	280	1.5	2	2.05	0.5	6	11	17	1.54	1.16	0.54	381	4	1.88	4	320	11	0.83	5	86	0.15	25	30	88	10
JM RC-06-04	268	270	101698	EXT	0.017	0.5	5.46	6	280	1.5	2	1.87	0.5	5	7	18	1.38	1.3	0.37	328	6	1.32	4	220	2	0.88	5	88	0.11	16	30	58	10
JM RC-06-04	270	272	101699	EXT	0.017	0.5	5.86	12	270	1.5	2	2.18	0.5	6	7	17	1.8	1	0.5	346	7	1.73	2	330	7	1.03	11	102	0.14	24	30	85	10
JM RC-06-04	272	274	101700	ORG	0.007	0.5	5.83	8	250	1.3	2	2.3	0.5	7	6	18	1.92	0.83	0.52	358	7	1.56	4	240	5	1.46	8	103	0.12	21	20	71	10
JM RC-06-04	274	276	101702	EXT	0.006	0.5	5.87	5	280	1.5	2	2.21	0.5	4	7	13	1.37	0.84	0.41	318	7	1.72	1	230	8	0.83	5	118	0.13	18	30	63	10
JM RC-06-04	276	278	101703	EXT	0.006	0.7	6.3	5	280	1.5	2	2.33	0.5	4	8	18	1.04	0.85	0.38	297	6	1.82	5	240	6	0.82	6	128	0.13	17	30	43	10
JM RC-06-04	278	280	101704	EXT	0.005	0.5	6.38	5	270	1.5	3	2.24	0.5	7	10	14	1.25	0.88	0.36	317	8	2.22	4	280	6	0.87	7	140	0.13	18	30	48	10
JM RC-06-04	280	282	101705	EXT	0.030	0.6	6.39	5	340	1.6	2	2.31	0.5	4	9	25	1.3	1.02	0.33	331	8	2.13	2	270	9	0.77	6	140	0.13	15	30	48	10
JM RC-06-04	282	284	101706	EXT	0.006	0.5	6.5	5	270	1.7	2	1.82	0.5	10	17	28	1.27	0.94	0.38	294	8	2.46	7	280	11	0.75	5	183	0.13	18	60	80	10
JM RC-06-04	284	286	101707	EXT	0.006	0.5	5.68	5	300	1.4	2	1.58	0.5	7	13	17	1.14	1.24	0.24	388	7	1.82	5	190	3	0.66	5	128	0.11	15	40	47	10
JM RC-06-04	286	288	101708	EXT	0.008	0.6	5.82	5	340	1.4	2	1.78	0.5	5	7	22	1.12	1.68	0.24	648	4	1.38	1	210	42	0.61	11	85	0.11	14	20	104	10
JM RC-06-04	288	290	101709	EXT	0.007	0.7	5.79	5	810	1.2	2	1.42	0.5	8	8	36	1.31	1.78	0.32	435	8	1.3	4	240	12	0.83	7	78	0.1	17	30	68	10
JM RC-06-04	290	292	101710	EXT	0.031	1.3	6.43	5	430	1.1	2	2.1	2.2	11	13	76	2.38	1.88	0.84	988	10	1.6	3	520	88	2.12	15	47	0.24	50	40	286	20
JM RC-06-04	292	294	101711	EXT	0.1	1.8	6.37	5	80	1.6	2	3.42	3.4	17	22	112	4.05	2.64	1.22	2710	12	1.88	14	880	377	3.51	33	127	0.4	116	30	538	20
JM RC-06-04	294	296	101712	EXT	0.025	1.4	6.21	6	70	1.3	2	3	0.6	16	24	118	4.4	2.45	1.56	1438	13	1.87	14	880	22	4.21	21	98	0.42	126	30	86	10
JM RC-06-04	296	298	101713	EXT	0.019	1.2	6.48	5	130	1.2	2	2.46	0.5	14	24	152	3.62	1.86	2.01	1018	12	2.48	14	880	10	2.98	14	178	0.43	122	40	62	18
JM RC-06-04	298	300	101714	EXT	0.016	0.8	6.36	9	100	1.2	2	3.71	0.5	15	29	286	4.32	2.81	2.23	1150	14	2.34	10	980	18	2.36	25	210	0.38	140	40	182	40
JM RC-07-04	0	2	101715	EXT	1.54	27.2	6.8	48	270	1.8	2	1.87	0.6	16	43	5780	6.03	3.81	2.36	2620	81	2.04	8	1270	336	6.8	61	213	0.5	207	30	257	330
JM RC-07-04	2	4	101716	EXT	0.209	1.9	6.47	10	240	1.3	2	4.38	0.5	14	36	2850	5.88	2.5	2.28	878	56	2.63	18	1180	13	2.07	33	280	0.48	158	30	131	40
JM RC-07-04	4	6	101717	EXT	0.136	1.1	7.17	5	270	1.1	2	3.45	0.5	12	28	1785	4.27	2.13	1.8	653	40	2.3	17	700	10	2.32	14	182	0.38	112	20	67	30
JM RC-07-04	6	8	101718	EXT	0.48	4.3	6.8	21	280	1.2	2	2.34	0.5	11	38	2050	4.14	2.11	1.54	883	41	2.18	12	680	37	1.48	25	174	0.31	113	10	130	60
JM RC-07-04	8	10	101719	ORG	0.42	4.8	8.04	5	380	1.1	2	2.38	0.5	9	37	2880	4.05	2	1.48	880	52	1.54	9	620	38	1.78	15	198	0.27	87	18	158	30
JM RC-07-04	10	12	101721	EXT	0.307	2.1	6.87	5	380	1.2	2	2.49	0.5	12	24	4100	4.79	2.98	1.44	574	54	1.96	18	630	14	2.08	16	228	0.28	98	20	200	30
JM RC-07-04	12	14	101722	EXT	0.388	1.9	5.7	10	388	1.3	3	2.43	1.1	12	25	3730	4.08	2.71	1.38	835	47	1.81	6	880	22	1.91	8	188	0.27	100	20	311	40
JM RC-07-04	14	16	101723	EXT	0.186	2.6	6.76	5	420	1.1	2	3.03	0.5	12	28	2730	4.48	2.8	1.58	983	48	2.11	9	440	14	2.28	15	198	0.3	102	20	154	20
JM RC-07-04	16	18	101724	EXT	0.203	1.4	5.82	5	380	1	2	2.72	0.5	10	23	2430	3.88	2.1	1.44	485	50	2.88	8	900	8	2.05	13	188	0.27	80	20	119	20
JM RC-07-04	18	20	101725	EXT	0.287	1.6	6.36	5	388	1.1	2	3.45	0.5	8	25	3580	4.48	2.48	1.44	908	54	1.8	8	940	13	2.71	18	248	0.28	108	20	158	30
JM RC-07-04	20	22	101726	EXT	0.274	1.8	9.16	5	500	1.7	8	2.8	0.4	22	37	5630	6.84	2.48	1.8	884	68	2.41	22	710	5	2.65	18	388	0.31	134	20	181	30
JM RC-07-04	22	24	101727	EXT	0.254	1.6	8.63	5	480	1.7	2	3.75	0.5	16	33	4230	6.23	3.15	2.31	788	58	2.77	23	770	8	3.86	16	302	0.38	141	10	186	30
JM RC-07-04	24	26	101728	EXT	0.258	1.5	7.72	8	430	1.5	2	3.14	0.7	13	38	3880	4.86	2.72	1.88	754	78	2.88	14	800	10	2.48	9	287	0.38	116	10	162	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-07-04	26	28	101728	EXT	0.27	1.4	8.24	5	340	1.4	2	4.47	0.5	16	34	4550	5.57	2.88	1.72	707	63	2.15	18	840	16	3.38	6	388	0.4	160	10	126	20
JM RC-07-04	28	30	101730	EXT	0.250	2.2	8.44	8	520	1.8	2	3.35	0.5	14	29	5030	4.28	3.06	1.47	632	75	2.07	17	700	15	2.8	21	386	0.25	122	10	112	30
JM RC-07-04	30	32	101731	EXT	0.266	2	8.14	6	350	1.4	6	3.42	3.5	16	33	4610	5.06	2.71	2.02	1250	65	2.22	21	918	23	3.17	5	372	0.37	150	10	734	40
JM RC-07-04	32	34	101732	EXT	0.240	1.1	8.14	5	220	1.2	2	4.00	0.5	14	43	2880	5.41	2.66	2.01	904	110	2.58	20	1340	8	3.3	7	388	0.58	164	10	91	20
JM RC-07-04	34	36	101733	EXT	0.16	1.2	8.75	5	300	1	2	3.88	0.8	17	32	2340	5.44	2.28	2.18	720	51	2.81	18	1080	18	2.73	7	367	0.41	144	10	79	20
JM RC-07-04	36	38	101734	EXT	0.188	1.4	8.1	5	330	1.4	2	4.29	1.2	18	41	2640	5.42	2.52	2.29	1050	46	3	29	840	13	2.89	11	388	0.41	144	10	180	20
JM RC-07-04	38	40	101735	EXT	0.173	1.4	8.72	5	330	1.8	2	3.24	0.5	18	30	2080	5.10	2.44	1.84	410	41	3.02	25	680	11	2.9	16	353	0.34	136	10	140	20
JM RC-07-04	40	42	101736	EXT	0.188	0.8	11.6	8	250	1.3	2	6.06	0.8	19	62	2190	6.88	2.94	3.7	1015	50	2.47	52	1180	7	3.24	17	434	0.58	190	20	138	20
JM RC-07-04	42	44	101737	EXT	0.135	1.7	8.75	12	340	1.3	2	4.07	1.1	22	42	2880	5.88	2.97	2.74	1135	40	3.17	31	880	16	2.82	15	444	0.46	188	20	253	20
JM RC-07-04	44	46	101738	ORG	0.122	1.2	8.45	17	330	1.4	4	3.24	0.5	14	27	2810	5.14	2.48	1.78	706	25	2.87	22	878	12	2.38	6	322	0.31	128	10	118	20
JM RC-07-04	46	48	101740	EXT	0.131	1.4	11.5	11	380	1.4	2	4.64	0.8	21	58	2538	6.72	3.38	3.42	1115	37	3.47	53	880	14	2.81	16	431	0.50	160	20	217	20
JM RC-07-04	48	50	101741	EXT	0.15	1.7	10.15	5	600	1.7	2	4.17	0.8	15	32	3800	5.88	3.42	2.32	1005	77	3.17	11	[illegible]	15	3.11	9	431	0.48	145	20	162	20
JM RC-07-04	50	52	101742	EXT	0.301	1.7	10.6	10	570	1.4	2	4.34	3.7	15	32	2810	6.71	3.13	2.42	1105	51	3.47	15	1180	33	3.19	17	480	0.42	158	20	545	20
JM RC-07-04	52	54	101743	EXT	0.238	1.4	8.11	5	470	1.4	5	2.6	0.8	14	33	3290	4.87	3.13	1.7	721	26	2.82	18	618	17	2.3	7	313	0.32	128	20	158	20
JM RC-07-04	54	56	101744	EXT	0.224	2	7.88	5	818	1.3	6	2.81	0.5	12	29	4100	5.57	2.72	1.7	788	31	2.48	18	580	21	2.25	6	288	0.28	118	18	147	20
JM RC-07-04	56	58	101745	EXT	0.167	1.5	8.14	5	800	1.7	2	2.06	3.9	14	27	5640	5.32	2.88	2.04	1215	31	2.84	14	680	26	1.6	6	277	0.33	128	10	540	20
JM RC-07-04	58	60	101746	EXT	0.172	1.5	6.2	15	730	1.7	3	0.66	0.5	18	27	1828	4.88	3.48	1.7	728	23	3.75	21	618	22	0.01	6	228	0.36	143	10	153	10
JM RC-07-04	60	62	101747	EXT	0.198	1.7	10.6	5	310	1.8	2	1.82	0.8	20	51	3628	6.87	3.87	2.65	1330	16	3.54	24	1000	18	0.01	25	281	0.58	188	20	218	20
JM RC-07-04	62	64	101748	EXT	0.152	1.8	8.94	5	310	1.4	2	1.34	0.5	18	50	2880	5.48	3.17	2.56	[illegible]	14	3.1	27	880	13	0.01	8	274	0.51	167	10	162	20
JM RC-07-04	64	66	101749	EXT	0.203	1.8	8.67	5	650	1.8	2	0.6	0.5	17	30	3438	6.27	3.87	2.11	847	23	3.43	20	740	13	0.01	13	287	0.42	158	20	167	20
JM RC-07-04	66	68	101750	EXT	0.164	1.4	8.83	6	[illegible]	1.8	2	0.62	0.5	17	33	2728	6.13	3.88	1.95	[illegible]	38	3.77	20	718	18	0.01	11	218	0.34	138	10	164	20
JM RC-07-04	68	70	101751	EXT	0.202	1.8	8.79	11	[illegible]	1.7	2	0.81	0.5	18	36	3678	6.17	3.43	1.42	703	25	3.33	23	778	13	0.01	6	216	0.38	148	20	127	20
JM RC-07-04	70	72	101752	EXT	0.261	2.7	10.05	25	510	1.8	2	0.89	0.6	15	56	3080	6.61	3.75	2.55	2050	62	1.64	48	618	154	0.09	18	188	0.4	158	20	258	30
JM RC-07-04	72	74	101753	EXT	0.08	1.8	8.14	17	980	1.8	12	0.38	0.6	17	32	3438	5.33	2.81	1.58	1455	34	2.11	18	610	23	0.02	18	148	0.38	128	10	178	10
JM RC-07-04	74	76	101754	EXT	0.201	2.2	7.88	5	[illegible]	1.8	6	0.44	0.7	14	36	4038	4.48	2.37	1.06	865	22	2.18	18	580	13	0.01	11	165	0.33	123	10	114	20
JM RC-07-04	76	78	101755	EXT	2.40	2	5.62	5	560	1.8	5	0.34	0.6	12	14	2878	2.88	2.45	1.38	1140	28	1.34	11	330	18	0.05	5	182	0.18	61	10	108	20
JM RC-07-04	78	80	101756	EXT	0.308	2.8	5.88	5	880	1.7	6	0.87	0.5	12	4	2700	3.5	2.48	1.08	1435	38	0.67	13	288	20	0.01	5	84	0.11	57	10	178	20
JM RC-07-04	80	82	101757	EXT	0.266	2.4	8.77	7	640	1.8	2	0.54	0.5	21	29	3830	4.64	3.22	2.12	1500	28	2.07	18	680	20	0.01	11	158	0.34	123	10	158	20
JM RC-07-04	82	84	101758	EXT	0.218	2.3	8.88	5	880	1.8	2	0.42	0.7	17	36	2778	6.36	3.33	2.18	871	18	3.22	16	730	28	0.01	12	188	0.33	134	10	168	50
JM RC-07-04	84	86	101759	EXT	0.252	2.1	8.46	6	880	1.7	2	0.52	0.5	15	27	3480	5.82	3.46	2	851	17	3.17	18	730	32	0.01	12	198	0.37	147	20	302	40
JM RC-07-04	86	88	101760	EXT	0.192	2.3	8.83	7	630	1.8	2	0.51	0.5	14	28	2500	5.71	3.46	2.02	741	18	3.15	20	678	20	0.01	13	224	0.38	148	10	163	40
JM RC-07-04	88	90	101761	EXT	0.235	2.2	8.67	25	[illegible]	2.1	2	0.61	0.6	17	32	2880	4.67	3.64	2.24	975	24	3.07	25	730	25	0.01	11	233	0.38	162	10	196	10
JM RC-07-04	90	92	101762	EXT	0.208	1.8	7.42	25	478	1.7	2	0.41	0.5	18	37	2140	5.58	2.78	1.63	801	20	2.02	16	680	30	0.02	5	148	0.34	136	10	198	10
JM RC-07-04	92	94	101763	EXT	0.192	1.8	7.48	13	430	1.8	2	0.27	0.5	15	30	6190	6.21	2.44	1.75	1475	18	1.74	16	680	44	0.08	5	123	0.28	110	10	291	10
JM RC-07-04	94	96	101764	EXT	0.035	2.2	6.48	4	[illegible]	1.6	2	0.28	0.5	11	28	1625	6.25	2.36	1.28	834	14	1.57	14	618	58	0.07	5	144	0.24	106	10	305	10
JM RC-07-04	96	98	101765	EXT	0.226	1.5	6.91	5	388	1.6	2	1.08	0.5	18	57	4140	5.88	2.57	2.36	970	12	1.95	25	1080	32	0.01	5	234	0.46	166	10	225	10
JM RC-07-04	98	100	101766	EXT	0.248	1.3	8.95	18	270	1.6	2	1.18	0.6	24	62	2480	6.64	2.3	3.08	1100	18	1.79	45	1200	37	0.11	5	234	0.58	182	10	220	40
JM RC-07-04	100	102	101767	EXT	0.223	1.7	6.67	17	418	1.4	2	0.73	0.5	4	37	1330	5.77	2.32	0.87	[illegible]	11	0.45	13	670	34	0.16	5	91	0.27	86	10	136	30
JM RC-07-04	102	104	101768	ORG	1.758	1.1	5.31	13	480	1.2	2	0.04	0.5	1	13	362	6.22	2.18	0.2	540	4	0.04	1	440	27	0.17	5	38	0.11	38	10	82	20
JM RC-07-04	104	106	101770	EXT	0.838	3.2	5.47	63	478	1.3	2	0.06	0.5	1	21	352	6.3	2.28	0.21	496	5	0.05	1	680	23	0.72	5	30	0.14	57	10	48	30
JM RC-07-04	106	108	101771	EXT	0.646	2.5	5.6	58	440	1.2	2	0.08	0.5	1	18	366	6.66	2.34	0.21	384	4	0.06	1	640	28	1	5	18	0.12	42	10	43	40
JM RC-07-04	108	110	101772	EXT	0.746	4.5	5.98	35	500	1.3	2	0.08	0.5	1	18	427	6.38	2.52	0.23	406	5	0.06	1	720	14	1.18	5	27	0.13	74	10	40	90
JM RC-07-04	110	112	101773	EXT	0.221	4.7	6.44	8	570	1.2	2	0.06	0.5	4	25	1180	6.08	2.48	0.72	1418	7	0.36	5	520	18	0.7	11	61	0.17	87	10	174	40
JM RC-07-04	112	114	101774	EXT	0.136	2.5	4.97	10	810	1.5	2	0.05	0.5	2	17	1218	7.04	2.48	0.54	1596	8	0.1	5	718	23	0.38	5	54	0.14	73	10	141	30
JM RC-07-04	114	116	101775	EXT	0.087	2.5	7.95	8	780	1.3	2	0.08	0.5	5	24	1520	4.96	3.31	0.86	2290	7	0.13	6	478	20	0.43	5	71	0.2	101	10	233	20
JM RC-07-04	116	118	101776	EXT	0.237	4.9	8.11	41	450	1.3	2	0.04	0.5	1	32	784	7.8	2.71	0.26	436	5	0.05	6	[illegible]	24	0.42	5	33	0.13	88	10	80	90
JM RC-07-04	118	120	101777	EXT	0.086	3.6	7.88	30	480	1.6	2	0.03	0.5	2	38	796	8.82	2.84	0.42	1580	3	0.08	10	530	21	0.17	6	17	0.13	62	10	118	40
JM RC-07-04	120	122	101778	EXT	0.052	3.5	6.31	18	770	1.6	2	0.04	0.6	5	13	1000	8.15	2.48	0.88	2470	7	0.08	6	780	36	0.05	5	64	0.15	80	10	215	20
JM RC-07-04	122	124	101779	EXT	0.11	2.1	8.96	18	570	1.4	2	0.17	0.5	9	18	1365	4.76	2.82	0.88	427	26	1.22	4	[illegible]	20	0.03	5	211	0.17	82	10	181	30
JM RC-07-04	124	126	101780	EXT	0.175	1.6	8.24	5	500	1.3	2	0.28	0.5	17	5	1585	3.87	2.26	0.88	1335	20	1.65	1	540	36	0.06	5	284	0.18	67	10	143	20
JM RC-07-04	126	128	101781	EXT	0.441	1.8	8.75	8	510	1.4	2	0.66	0.5	12	5	8510	3.9	2.48	0.87	641	18	2.88	1	730	31	0.14	6	327	0.2	81	10	188	30
JM RC-07-04	128	130	101782	EXT	0.342	1.7	8.33	7	450	1.3	2	0.46	0.5	12	6	11900	3.19	2.25	0.81	1040	12	3.01	3	860	22	0.08	5	367	0.18	53	10	158	30
JM RC-07-04	130	132	101783	EXT	0.285	1.8	8.62	8	500	1.2	2	0.56	0.5	14	8	4250	4.71	2.81	0.95	880	6	3.24	8	670	28	0.03	18	381	0.18	63	10	178	20
JM RC-07-04	132	134	101784	EXT	0.182	1.3	8.62	24	880	1.8	2	0.79	0.5	9	7	8120	3.42	2.18	0.91	585	25	3.13	4	610	30	0.06	7	404	0.2	53	10	118	20
JM RC-07-04	134	136	101785	EXT	0.149	1.1	8.29	20	880	1.8	2	1.1	1.8	8	7	5480	3.24	1.85	1	534	18	3.18	7	620	18	0.07	12	405	0.24	58	10	166	20
JM RC-07-04	136	138	101786	EXT	0.081	0.7	8.11	5	880	1.5	2	1.38	1.8	8	7	2700	3.45	1.81	0.88	410	8	3.83	5	630	12	0.1	8	413	0.23	65	10	126	10
JM RC-07-04	138	140	101787	EXT	0.082	0.8	8.33	6	640	1.4	2	1.33	2.1	8	8	628	3.83	2.32	0.84	455	9	2.62	4	640	14	0.11	5	388	0.22	68	10	128	10
JM RC-07-04	140	142	101788	EXT	0.083	0.8	7.83	5	570	1.2	2	0.84	2	6	15	577	4.27	2.26	0.97	581	10	2.3	7	700	11	0.08	8	284	0.23	78	10	131	10
JM RC-07-04	142	144	101789	EXT	0.188	1.4	8.87	5	520	1.4	2	0.42	2.6	8	30	863	5.72	2.4	1.44	880	14	1.74	12	680	24	0.1	5	142	0.31	116	10	202	20
JM RC-07-04	144	146	101790	EXT	0.161	1.3	8.83	5	450	1.2	3	0.38	2.4	11	28	517	5.21	2.15	1.45	723	11	1.88	14	640	18	0.11	6	128	0.31	106	10	203	20
JM RC-07-04	146	148	101791	EXT	0.206	1.7	8.24	5	980	1.3	2	0.34	7.8	10	27	508	5.23	2.35	1.3	861	13	1.62	13	640	18	0.12	5	138	0.28	106	10	225	20
JM RC-07-04	148	150	101792	ORG	0.161	1.2	8.19	5	470	1.3	2	0.35	2.8	6	32	580	5.3	2.27	1.44	[illegible]	9	2.06	13	840	15	0.1	6	132	0.32	111	10	164	20
JM RC-07-04	150	152	101794	EXT	0.206	1.8	8.87	5	380	1.4	3	0.47	2.9	8	33	481	5.33	2.36	1.5	598	9	2.38	15	710	20	0.18	5	165	0.36	120	10	196	20
JM RC-07-04	152	154	101795	EXT	0.272	1.8	8.46	7	910	1.3	2	0.47	2.4	10	38	653	5.07	2.52	1.28	548	12	1.8	14	670	14	0.14	6	152	0.5	110	10	170	20
JM RC-07-04	154	156	101796	EXT	0.223	1.7	7.32	5	540	1.6	5	0.41	2.6	8	31	644	5.88	2.62	1.44	544	12	2.3	16	720	28	0.11	6	198	0.32	117	10	175	20
JM RC-07-04	156	158	101797	EXT	0.207	1.4	8.91	5	480	1.4	3	0.44	2.8	8	34	858	5.53	2.31	1.38	504	12	2.06	16	770	22	0.15	5	185	0.32	122	10	150	20
JM RC-07-04	158	160	101798	EXT	0.157	1.2	5.81	10	380	1.6	2	0.68	2.5	8	34	1430	4.8	2.24	1.28	788	15	1.8	14	680	17	0.48	5	152	0.3	120	10	175	20
JM RC-07-04	160	162	101799	EXT	0.209	1.4	8.62	9	440	1.4	8	2.38	3	11	32	2420	5.32	2.4	1.51	826	17	1.84	12	780	28	1.48	5	180	0.36	124	20	180	20
JM RC-07-04	162	164	101800	EXT	0.287	1.8	6.81	8	380	1.3	8	2.38	2.8	11	35	3580	5.28	2.38	1.71	904	15	1.85	15	530	19	1.67	6	183	0.31	113	10	221	20
JM RC-07-04	164	166	101801	EXT	0.223	1.1	6.77	5	370	1.4	2	2.58	2.3	10	31	2950	4.48	2.27	1.78	701	11	2.38	15	880	13	1.44	5	220	0.32	112	10	130	20
JM RC-07-04	166	168	101802	EXT	0.34	1.3	6.22	5	330	1.1	2	2.73	1.1	10	32	2550	5.12	2.43	1.85	587	11	2.42	14	840	8	1.43	5	204	0.3	110	10	131	30
JM RC-07-04	168	170	101803	EXT	0.197	1.4	6	5	330	1	2	2.13	1	6	29	2410	4.74	2.8	1.82	585	8	2.28	13	480	8	1.08	5	205	0.29	110	10	152	20
JM RC-07-04	170	172	101804	EXT	0.232	1.8	5.98	5	300	1.1	2	2.1	0.8	7	27	2270	4.38	2.73	1.47	632	8	2.42	11	480	4	1.08	5	204	0.29	106	10	114	20
JM RC-07-04	172	174	101805	EXT	0.164	1.3	5.37	5	480	1	2	1.88	1.2	6	21	2420	4.43	2.73	1.08	780	9	1.63	4	370	11	1.06	5	182	0.2	81	10	198	20
JM RC-07-04	174	176	101806	EXT	0.251	1.8	3.85	5	880	0.6	2	0.71	1.2	4	7	2380	2.84	2.42	0.62	673	6	0.83	5	210	8	0.82	5	80	0.08	30	10	238	20
JM RC-07-04	176	178	101807	EXT	0.127	1.4	3.53	5	530	0.6	2	0.53	0.8	3	4	1650	3.41	2.48	0.52	857	5	0.73	3	150	7	0.51	6	86	0.06	34	10	110	10
JM RC-07-04	178	180	101808	EXT	0.088	0.6	4.88	6	640	0.8	2	0.84	0.8	5	7	1525	4.24	2.75	0.85	1125	5	1.18	4	300	10	0.43	5	152	0.1	47	10	148	10
JM RC-07-04	180	182	101809	EXT	0.163	1.2	4.53	5	880	0.8	2	0.81	1	5	12	2240	3.36	2.88	0.4	710	12	1.56	7	210	7	0.45	5	111	0.08	33	10	418	10
JM RC-07-04	182	184	101810	EXT	0.147	1.1	4.5	5	610	0.8	2	0.7	0.8	4	7	1885	3.02	2.88	0.52	778	6	1.32	4	200	5	0.43	5	101	0.08	32	10	175	10
JM RC-07-04	184	186	101811	EXT	0.202	1.4	5.3	5	380	1	2	1.56	0.7	6	13	1865	3.88	2.76	1.08	752	7	1.88	7	630	4	0.81	5	142	0.28	64	10	135	20
JM RC-07-04	186	188	101812	EXT	0.184	1.2	5.31	5	330	1	2	2.21	0.6	6	20	1865	3.40	2.86	1.04	472	6	1.9	8	610	4	1.22	5	163	0.28	78	10	136	20
JM RC-07-04	188	190	101813	EXT	0.201	1.4	5.51	6	320	1	2	2.86	1	8	22	2480	3.25	2.87	1.02	678	9	2.03	7	580	8	1.88	8	188	0.28	71	10	118	20
JM RC-07-04	190	192	101814	EXT	0.201	1.8	4.83	6	330	1.1	3	1.82	0.5	7	17	2350	3.54	2.74	0.92	1305	10	1.2	8	470	6	2.1	8	144	0.24	60	10	97	20
JM RC-07-04	192	194	101815	EXT	0.187	1.3	4.82	5	380	0.8	2	2.1	0.8	6	20	2180	3.21	2.35	1.08	728	6	1.67	6	340	8	1.38	5	188	0.22	66	10	106	20
JM RC-07-04	194	196	101816	EXT	0.188	1.2	5	6	320	1	2	1.7	0.8	8	17	2040	3.78	2.56	1.1	882	7	1.38	8	400	7	1.28	5	178	0.23	70	10	114	20
JM RC-07-04	196	198	101817	EXT	0.17	1.1	5.56	5	400	1	2	2.12	1.2	8	19	2100	4.04	2.7	1.18	787	6	1.61	18	480	18	1.34	5	188	0.25	70	10	126	18
JM RC-07-04	198	200	101818	ORG	0.181	1.1	6.12	5	380	1.1	2	1.88	0.6	7	25	2080	3.48	2.78	1.31	604	8	2.52	6	500	8	1.08	5	273	0.28	81	10	116	20
JM RC-07-04	200	202	101820	EXT	0.287	1.3	5.43	5	380	1	2	2.11	0.4	8	28	1910	3.4	2.48	1.27	538	7	2.3	8	440	6	1.31	6	204	0.26	86	10	87	20
JM RC-07-04	202	204	101821	EXT	0.14	1	6.21	5	350	1.1	2	2.15	0.6	6	24	1785	3.71	2.58	1.38	[illegible]	8	2.46	11	900	6	1.15	8	258	0.24	80	10	82	10
JM RC-07-04	204	206	101822	EXT	0.238	1.2	6.67	5	470	1.2	2	3.07	0.6	8	32	2458	3.7	2.38	1.48	528	21	2.48	11	718	6	1.72	5	251	0.36	104	10	77	20
JM RC-07-04	206	208	101823	EXT	0.218	0.8	6.83	5	250	1	2	3.04	0.7	11	38	1780	4.04	2.38	1.73	485	14	2.42	17	780	3	1.38	5	232	0.41	117	10	79	20
JM RC-07-04	208	210	101824	EXT	0.222	1.1	6.14	5	380	1.1	2	2.2	0.8	7	28	2060	4.08	2.64	1.28	544	11	2.47	11	980	8	1.2	5	238	0.26	100	10	85	20
JM RC-07-04	210	212	101825	EXT	0.213	1.1	6.31	5	318	1.2	2	2.15	0.7	6	28	1770	4.16	2.54	1.45	456	11	2.78	18	578	6	1.08	5	236	0.3	101	10	60	20
JM RC-07-04	212	214	101826	EXT	0.208	1	6.16	5	320	1.1	2	2.18	0.8	6	25	1670	3.88	2.43	1.36	484	8	2.85	13	830	6	1.08	5	287	0.28	81	10	60	20
JM RC-07-04	214	216	101827	EXT	0.293	1.1	5.85	5	380	1.1	2	2.16	0.8	7	25	2010	3.84	2.28	1.3	471	11	2.48	13	520	3	1.17	5	182	0.28	87	10	75	20
JM RC-07-04	216	218	101828	EXT	0.318	1.3	6.16	5	380	1.2	1	2.38	0.8	7	28	3150	3.96	2.73	1.38	478	22	2.41	11	580	8	1.5	5	301	0.28	100	10	62	20
JM RC-07-04	218	220	101829	EXT	0.228	1.1	5.86	5	880	1	2	1.75	0.7	5	18	2418	2.84	2.62	1.06	385	16	2.46	4	380	4	1.08	5	186	0.23	88	10	62	20
JM RC-07-04	220	222	101830	EXT	0.266	1	8	5	480	1.1	2	1.66	0.8	7	22	2638	4.08	2.54	1.29	447	37	2.81	10	480	7	1.11	5	177	0.28	88	10	78	20
JM RC-07-04	222	224	101831	EXT	0.333	1.4	5.57	6	480	1.3	2	2.81	0.8	6	25	3210	3.81	2.73	1.23	[illegible]	44	2.5	12	430	10	1.44	5	162	0.27	88	10	86	20
JM RC-07-04	224	226	101832	EXT	0.207	1.3	6	5	380	1.3	2	1.83	0.8	7	24	2500	3.82	2.71	1.22	[illegible]	10	2.88	11	480	7	1.82	5	164	0.28	91	10	182	20
JM RC-07-04	226	228	101833	EXT	0.196	1	6	5	330	1.2	2	2.07	0.8	7	24	2000	3.38	2.88	1.37	482	6	2.78	11	480	5	1.22	5	207	0.28	62	10	83	20
JM RC-07-04	228	230	101834	EXT	0.228	1.2	6.08	5	480	1.1	2	1.95	0.8	7	27	1885	3.13	2.6	1.17	388	9	2.77	18	510	8	1.17	5	221	0.28	80	10	78	20
JM RC-07-04	230	232	101835	EXT	0.211	1.3	5.86	5	430	1.2	2	1.98	0.7	6	21	2388	3.29	2.6	1.1	573	12	2.38	8	540	4	1.08	5	192	0.27	79	10	82	20
JM RC-07-04	232	234	101836	EXT	0.388	1	5.81	5	358	1.1	2	1.78	0.5	7	22	2368	3.85	2.64	1.2	418	8	2.43	8	438	3	0.98	5	144	0.28	88	10	75	20
JM RC-07-04	234	236	101837	ORG	0.382	1.2	5.9	5	430	1.1	2	1.8	0.7	7	24	2880	4.11	2.88	1.12	384	6	2.58	13	480	8	1.08	5	188	0.28	84	10	76	20
JM RC-07-04	236	238	101839	EXT	0.256	1.1	5.83	5	418	1.1	2	1.77	0.6	7	38	2408	4.23	2.77	1.14	488	6	2.58	8	418	7	1.08	5	144	0.28	80	10	64	20
JM RC-07-04	238	240	101840	EXT	0.311	1.2	4.87	5	388	1.1	2	1.8	0.5	6	31	2148	3.03	2.87	1.04	480	7	2.02	18	378	8	1.15	5	171	0.23	73	10	67	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-07-04	240	242	101641	EXT	0.244	1.1	5.94	5	380	1.3	2	1.84	0.6	6	28	2320	3.39	2.71	1.3	441	6	2.6	8	450	7	1.09	5	190	0.27	81	10	74	20
JM RC-07-04	242	244	101642	EXT	0.175	1.2	5.54	5	370	1.6	2	2.13	1	7	36	2340	2.78	2.56	1.54	466	12	2.12	8	380	6	1.3	5	179	0.27	88	10	75	20
JM RC-07-04	244	246	101643	EXT	0.164	0.7	5.66	5	340	1.3	2	1.73	0.7	5	22	1780	3.3	2.51	1.22	480	7	2.38	8	410	4	0.66	5	181	0.28	79	10	71	20
JM RC-07-04	246	248	101644	EXT	0.191	1.1	6.24	7	430	1.3	2	2.08	0.6	9	38	2100	4.23	2.67	1.44	468	15	2.01	14	530	3	1.1	5	207	0.31	90	10	91	20
JM RC-07-04	248	250	101645	EXT	0.201	1	5.95	7	370	1.2	2	1.90	0.6	11	28	1830	4.12	2.68	1.32	494	6	2.01	13	480	7	1.12	5	216	0.28	60	10	60	20
JM RC-07-04	250	252	101646	EXT	0.14	0.6	5.47	5	400	1.1	2	1.71	0.7	6	22	1870	4	2.53	1.2	635	7	2.16	10	600	6	1.34	5	174	0.25	67	10	61	20
JM RC-07-04	252	254	101647	EXT	0.365	1.3	5.67	7	400	1.3	2	1.54	0.6	7	31	2700	4.01	2.62	1.27	670	12	2.82	14	480	10	1.88	5	162	0.25	94	10	78	20
JM RC-07-04	254	256	101648	EXT	0.337	1.5	5.56	5	430	1.1	2	1.62	0.6	6	24	2260	4.1	2.63	1.26	730	9	2.16	10	420	18	1.34	5	140	0.24	46	30	82	20
JM RC-07-04	256	258	101649	EXT	0.175	1.1	4.77	5	420	1	2	1.16	0.6	7	21	2150	3.66	2.46	1.09	930	10	1.42	6	380	18	1.38	5	121	0.19	67	10	85	20
JM RC-07-04	258	260	101650	EXT	0.191	1.5	4.47	5	560	0.8	2	0.76	0.6	6	11	2040	2.66	2.72	1	948	16	1.62	14	210	11	0.75	5	71	0.08	32	10	105	20
JM RC-07-04	260	262	101651	EXT	0.206	1.3	5.67	5	410	1	2	1.4	0.5	13	23	1585	3.35	2.35	1.18	532	7	2.12	12	490	9	1.1	5	146	0.28	75	10	88	10
JM RC-07-04	262	264	101652	EXT	0.600	1.1	5.33	5	440	1	2	1.36	0.6	6	22	1985	4.5	2.63	1.22	614	7	1.44	10	540	4	1.27	5	136	0.21	77	10	62	27
JM RC-07-04	264	266	101653	EXT	0.161	0.8	6.62	5	310	1.6	2	1.41	0.7	21	22	1510	4.8	2.54	1.26	783	7	1.96	12	540	4	1.38	5	110	0.22	78	110	60	20
JM RC-07-04	266	268	101654	EXT	0.216	1.6	5.54	5	430	1.2	2	0.53	0.6	13	22	3270	3.73	2.57	1.36	1196	17	0.77	9	480	14	0.98	5	88	0.28	62	40	126	20
JM RC-07-04	268	270	101655	EXT	0.231	1.5	5.43	10	400	1.1	2	0.66	0.7	7	14	2500	3.33	2.26	1	901	13	1	6	480	15	1.42	5	87	0.18	52	20	118	30
JM RC-07-04	270	272	101656	EXT	0.191	1.2	5.38	23	210	1	2	0.63	1	11	15	2510	3.27	2.14	0.85	708	14	1.3	7	480	18	1.78	5	134	0.15	42	90	121	40
JM RC-07-04	272	274	101657	EXT	0.266	1	5.57	6	480	1	2	0.56	0.5	11	18	3040	3.22	2.4	0.82	608	15	1.53	5	510	14	0.84	5	178	0.13	40	30	118	20
JM RC-07-04	274	276	101658	EXT	0.267	0.6	5	7	440	0.8	2	0.33	0.5	18	7	3030	3.01	2.36	0.6	538	14	1.22	16	420	13	0.63	5	136	0.11	38	40	106	30
JM RC-07-04	276	278	101659	EXT	0.187	1.4	6.62	6	640	1.4	2	0.53	0.5	17	7	3380	3.66	1.78	0.66	771	22	1.48	6	650	18	1.32	7	208	0.15	47	110	154	30
JM RC-07-04	278	280	101660	EXT	0.215	1.5	6.6	14	630	1.2	2	0.63	0.5	3	9	3470	4.13	2.15	0.73	988	21	1.6	7	540	17	1.34	6	226	0.15	47	20	178	20
JM RC-07-04	280	282	101661	EXT	0.285	1.7	7.18	5	700	1.5	2	0.36	0.5	3	11	4380	3.81	1.82	0.98	703	36	1.56	13	660	11	0.88	5	226	0.16	51	10	164	20
JM RC-07-04	282	284	101662	EXT	0.404	1.9	6.67	5	680	1.5	2	0.47	0.5	8	10	4640	4.35	1.78	1.1	1070	34	1.17	9	700	18	1.48	5	176	0.17	67	10	214	30
JM RC-07-04	284	286	101663	EXT	0.542	2.1	6.87	5	630	1.6	2	0.4	0.5	4	6	5240	4.15	1.75	1.26	928	22	1.61	10	760	13	1.18	5	168	0.17	58	10	186	20
JM RC-07-04	286	288	101664	ORG	0.388	2.3	6.78	5	670	1.4	2	0.33	0.5	5	5	5100	4.6	1.86	1.12	735	23	1.32	12	730	14	1.88	6	164	0.14	63	10	178	30
JM RC-07-04	288	290	101666	EXT	0.458	1.6	6.08	20	580	1.3	2	0.63	0.5	12	4	3690	3.88	1.66	0.7	468	19	0.81	9	578	17	3.1	38	132	0.14	47	80	305	70
JM RC-07-04	290	292	101667	EXT	0.21	2.5	5.83	77	130	1.6	2	0.71	0.5	8	27	5410	4.58	1.54	0.51	332	38	0.14	12	470	17	5.12	32	68	0.12	57	10	262	130
JM RC-07-04	292	294	101668	EXT	0.184	1.5	6.48	63	510	1.6	2	0.7	0.5	7	11	3630	3.6	1.79	1	608	22	0.58	10	510	18	3.14	15	84	0.18	95	10	184	60
JM RC-07-04	294	296	101669	EXT	0.221	1.1	7.51	10	980	1.6	2	0.41	0.5	4	7	2880	3.47	1.79	1	788	24	1.78	12	780	12	1.32	7	181	0.2	61	10	138	20
JM RC-07-04	296	298	101670	EXT	0.176	0.9	7.28	5	610	1.5	2	0.41	0.5	4	4	2630	2.73	2.17	1	881	23	2.01	10	710	14	0.82	5	214	0.18	95	10	116	10
JM RC-07-04	298	300	101671	EXT	0.187	1.2	8.03	14	530	1.6	2	0.55	0.5	5	8	2540	3.11	1.81	0.88	388	24	2.86	8	720	12	1.38	5	315	0.18	62	10	87	30
JM RC-07-04	300	302	101672	EXT	0.164	1.7	7.28	6	420	1.5	2	0.24	0.5	6	9	4150	3.14	1.78	0.67	458	167	1.38	11	700	10	1.24	5	171	0.17	59	10	130	10
JM RC-07-04	302	304	101673	EXT	0.307	1.4	7.41	5	630	1.4	2	0.2	0.5	5	6	4080	3.7	1.79	0.8	533	36	2.73	10	670	7	1.22	5	204	0.17	68	10	110	10
JM RC-08-04	0	2	101674	EXT	0.155	0.7	7.86	6	660	1.2	2	1.78	0.5	8	5	1440	3.4	1.64	0.63	512	6	2.42	6	820	14	0.02	5	500	0.24	63	10	110	10
JM RC-08-04	2	4	101675	EXT	0.134	0.9	7.79	6	640	1.2	2	2.22	0.5	7	6	1415	3.71	1.64	0.63	531	6	2.94	5	830	2	0.38	10	500	0.24	63	10	104	10
JM RC-08-04	4	6	101676	EXT	0.298	0.9	7.52	7	620	1.2	2	2.89	0.5	8	5	1280	4.54	1.81	0.61	908	8	2.12	6	750	5	1.04	5	500	0.23	62	10	86	10
JM RC-08-04	6	8	101677	EXT	0.087	0.7	6.11	18	810	1.3	2	2.58	0.6	7	10	1415	3.97	2.44	0.8	807	6	2.47	3	780	20	0.75	7	452	0.25	67	10	152	10
JM RC-08-04	8	10	101678	EXT	0.18	1.2	7.78	31	880	1.2	2	2.13	0.6	6	9	1310	4.31	2.36	0.78	812	11	2.8	3	730	28	0.88	17	444	0.24	67	10	152	10
JM RC-08-04	10	12	101679	EXT	0.158	1	7.52	23	670	1.1	2	2.97	0.7	7	6	1785	3.81	2.15	0.78	419	7	2.88	3	660	24	1.14	8	480	0.21	62	10	116	10
JM RC-08-04	12	14	101680	EXT	0.112	0.5	8.14	18	630	1.1	2	2.29	0.6	5	6	1345	3.85	2.25	0.62	580	6	3.06	6	760	26	0.31	8	484	0.25	60	10	118	10
JM RC-08-04	14	16	101681	EXT	0.22	1	7.21	6	530	1.2	2	1.14	0.5	6	23	2010	4.78	2.24	1.14	822	18	2.3	8	660	23	0.02	12	380	0.23	70	10	178	10
JM RC-08-04	16	18	101682	EXT	0.308	1.3	8.48	14	530	1.6	2	0.57	0.9	18	24	2780	5.83	2.44	1.34	887	18	1.88	11	480	25	0.01	8	140	0.26	86	10	194	20
JM RC-08-04	18	20	101683	EXT	0.378	1.7	7.83	18	620	1.7	2	0.95	0.7	10	25	2410	6.23	2.24	1.48	629	18	2.01	8	630	38	0.01	8	190	0.38	110	10	198	20
JM RC-08-04	20	22	101684	EXT	0.336	1.6	7.05	18	540	1.5	2	0.82	1	11	28	2130	5.86	2.22	1.64	1580	31	1.88	15	650	40	0.01	11	153	0.33	102	10	220	20
JM RC-08-04	22	24	101685	EXT	0.436	1.4	7.43	14	500	1.5	2	0.98	1	18	22	2780	6.81	2.42	1.64	954	22	1.8	12	1100	22	0.01	11	171	0.44	132	10	218	30
JM RC-08-04	24	26	101686	EXT	0.313	1.3	8.06	18	480	1.6	2	1.08	1.2	15	37	5550	7.54	2.57	2.07	1088	17	2.14	14	1080	36	0.01	8	223	0.45	145	10	213	28
JM RC-08-04	26	28	101687	ORG	0.307	1.2	7.43	13	480	1.5	2	0.78	1.1	10	32	4330	5.32	2.3	1.65	635	17	1.62	12	670	22	0.02	8	162	0.36	108	10	146	18
JM RC-08-04	28	30	101689	EXT	0.347	1.2	7.31	14	600	1.9	2	0.88	1	11	30	1885	5.08	2.53	1.44	540	24	1.8	15	630	24	0.01	11	188	0.36	48	10	148	18
JM RC-08-04	30	32	101690	EXT	0.296	1	8.12	15	640	1.4	2	1.08	1	15	40	1100	6.15	2.43	1.62	715	14	2.66	17	730	28	0.01	7	222	0.4	118	10	138	30
JM RC-08-04	32	34	101691	EXT	0.286	1.2	7.22	11	750	1.8	2	0.71	0.5	10	30	861	5.38	2.57	1.32	676	16	1.64	13	530	24	0.01	13	188	0.32	88	10	234	10
JM RC-08-04	34	36	101692	EXT	0.275	1.3	7.60	13	680	1.4	2	0.6	0.5	11	28	863	5.62	2.27	1.5	673	17	1.82	14	610	28	0.01	8	176	0.33	88	10	208	10
JM RC-08-04	36	38	101693	EXT	0.286	1.4	7.38	5	680	0.8	2	0.64	0.5	5	15	367	5.61	1.14	1.64	1300	16	1.64	7	650	34	0.01	11	174	0.17	60	10	145	10
JM RC-08-04	38	40	101694	EXT	0.224	1	7.73	11	630	1.6	2	0.67	0.5	6	28	501	5.28	2.33	1.47	722	38	1.78	10	740	22	0.01	5	203	0.32	118	10	190	10
JM RC-08-04	40	42	101695	EXT	0.236	1	7.01	5	740	1.6	2	0.71	0.5	14	31	880	5.88	2.24	1.72	778	26	1.62	14	780	18	0.01	7	172	0.33	121	10	156	10
JM RC-08-04	42	44	101696	EXT	0.306	1.2	7.38	28	790	1.6	2	0.63	0.6	18	29	866	6.35	2.57	1.26	793	37	1.86	13	800	28	0.01	11	178	0.38	114	10	212	10
JM RC-08-04	44	46	101697	EXT	0.256	1.2	7.78	8	810	1.3	2	1.02	0.6	11	42	273	6.83	2.46	1.6	644	22	2.81	17	878	18	0.01	11	186	0.36	122	10	186	10
JM RC-08-04	46	48	101698	EXT	0.277	1.3	6.65	6	700	1.5	2	0.73	0.6	8	21	1085	5.87	2.34	1.48	730	18	1.75	11	530	18	0.01	4	162	0.25	76	10	154	10
JM RC-08-04	48	50	101699	EXT	0.264	1	7.17	6	480	1.4	2	0.74	0.5	12	33	1370	5.2	2.22	1.08	757	16	1.8	11	680	28	0.01	7	188	0.31	100	10	161	10
JM RC-08-04	50	52	101700	EXT	0.393	3	7	10	540	1.3	2	0.45	1.1	8	24	1405	5.47	2	1.24	615	66	1.6	16	680	166	0.1	11	142	0.27	88	10	160	10
JM RC-08-04	52	54	101701	EXT	0.255	2	7.38	13	680	1.4	2	0.34	0.6	11	26	1478	5.26	2.09	1.47	767	24	1.37	14	640	54	0.02	13	120	0.28	98	10	142	1110
JM RC-08-04	54	56	101702	EXT	0.32	1.7	6.88	12	780	1.4	2	0.38	1.6	11	28	1215	5.98	2.25	1.18	786	31	1.6	15	610	24	0.01	18	142	0.26	182	10	188	10
JM RC-08-04	56	58	101703	EXT	0.322	1.6	7.06	11	710	1.7	2	0.46	0.5	8	20	1195	5.26	2.23	1.4	788	23	1.58	8	530	22	0.01	9	144	0.24	79	10	186	10
JM RC-08-04	58	60	101704	EXT	0.287	1.6	7.04	13	680	1.5	2	0.6	1.5	11	28	1115	5.63	2.2	1.58	1036	18	1.64	13	610	27	0.01	10	172	0.3	86	10	208	10
JM RC-08-04	60	62	101705	EXT	0.34	1.6	6.75	34	530	1.7	2	0.58	1.3	14	34	8000	6.28	2.58	2	1366	33	1.62	18	710	37	0.03	8	158	0.44	114	10	375	10
JM RC-08-04	62	64	101706	ORG	0.298	1.5	7.01	5	520	1.5	2	0.45	0.5	12	31	6110	4.87	2.38	1.74	1085	14	2.17	14	750	35	0.03	20	151	0.33	108	10	223	10
JM RC-08-04	64	66	101708	EXT	0.345	2.4	7.57	6	630	1.5	2	0.3	0.7	11	27	2850	6.82	2.58	1.33	1408	18	1.28	8	420	40	0.12	13	124	0.29	104	10	213	10
JM RC-08-04	66	68	101709	EXT	0.312	1.5	7.34	5	780	1.6	2	0.31	0.9	18	25	3480	5.98	2.32	1.68	782	25	1.53	11	640	38	0.03	12	128	0.27	63	10	178	10
JM RC-08-04	68	70	101710	EXT	0.321	1.2	6.87	5	800	1.9	2	0.31	0.9	11	35	4580	5.83	2.37	1.62	773	28	1.42	11	620	20	0.01	7	108	0.32	104	10	158	10
JM RC-08-04	70	72	101711	EXT	0.273	1.3	7.26	5	560	2.2	2	0.34	0.7	12	37	5580	6.52	2.6	1.98	626	38	1.38	13	680	28	0.01	11	114	0.32	122	10	178	10
JM RC-08-04	72	74	101712	EXT	0.374	1.6	5.9	5	740	1.6	2	0.18	1	7	4	1725	4.47	2.08	0.88	672	44	1.18	4	340	28	0.02	13	77	0.08	33	10	151	10
JM RC-08-04	74	76	101713	EXT	0.413	1.4	6.03	14	620	1.9	2	0.22	7.5	11	14	2080	4.48	2.52	0.95	640	38	1.34	8	410	19	0.03	11	98	0.15	42	10	178	10
JM RC-08-04	76	78	101714	EXT	0.457	1.9	4.67	18	980	1.3	2	0.18	6.5	10	8	2100	3.74	2.3	0.67	884	43	1.17	13	320	11	0.03	8	78	0.11	37	10	188	10
JM RC-08-04	78	80	101715	EXT	0.481	1.9	6.29	22	630	1.6	2	0.27	6.5	16	23	2030	4.6	2.38	1.08	946	19	1.71	11	480	24	0.05	7	128	0.24	74	10	227	10
JM RC-08-04	80	82	101716	EXT	0.35	1.5	6.58	11	630	1.7	2	0.23	9	15	16	1570	5.19	2.35	1.14	679	16	1.46	10	480	29	0.03	6	112	0.2	65	10	227	10
JM RC-08-04	82	84	101717	EXT	0.503	1.4	5.6	14	540	1.9	5	0.15	1.1	8	19	2240	4.88	2.17	1.21	1030	33	1	11	480	23	0.02	5	80	0.21	47	10	192	10
JM RC-08-04	84	86	101718	EXT	0.484	2.8	4.6	18	540	1.4	4	0.07	1.2	6	131	2050	3.4	2.23	0.78	482	28	0.86	6	240	4	0.02	5	76	0.08	30	10	140	10
JM RC-08-04	86	88	101719	EXT	0.333	1.6	5.08	12	580	1.4	5	0.17	1	5	48	823	3.38	2.11	0.72	377	21	1.42	7	290	12	0.01	5	118	0.11	38	10	108	10
JM RC-08-04	88	90	101720	EXT	0.422	1.6	6.81	14	630	1.6	2	0.71	0.5	5	105	1005	3.81	2.38	0.76	428	21	1.76	6	380	17	0.01	13	124	0.15	56	10	193	10
JM RC-08-04	90	92	101721	EXT	0.385	1.2	6.65	8	880	1.8	5	0.33	0.6	7	82	2340	5.44	2.08	1.24	434	30	1.58	14	540	25	0.01	5	145	0.28	86	10	152	80
JM RC-08-04	92	94	101722	EXT	0.496	1.3	6.53	11	1010	1.5	5	0.14	0.7	5	164	2090	4.98	1.93	0.87	480	32	1.34	10	610	26	0.01	5	131	0.28	82	10	172	50
JM RC-08-04	94	96	101723	EXT	0.387	1.5	6.62	8	740	1.6	5	0.24	0.8	5	78	1235	4.94	1.95	0.86	287	30	1.7	4	570	17	0.01	5	158	0.23	88	10	100	40
JM RC-08-04	96	98	101724	EXT	0.346	1.5	6.98	6	730	1.7	5	0.32	0.7	6	127	1575	5.58	2.01	1.06	418	30	1.6	13	540	18	0.01	5	183	0.27	100	10	136	60
JM RC-08-04	98	100	101725	EXT	0.315	1.4	6.92	5	630	1.6	5	0.43	0.8	10	136	1575	5.04	2.1	1.6	882	13	1.34	13	630	20	0.01	5	128	0.28	103	10	156	50
JM RC-08-04	100	102	101726	EXT	0.226	1.4	7.72	10	730	1.6	4	0.44	0.9	12	117	1800	5.41	2.28	1.57	922	21	1.77	18	670	21	0.01	5	155	0.3	121	10	158	40
JM RC-08-04	102	104	101727	EXT	0.387	1.1	7.38	4	800	1.7	6	0.6	0.8	12	84	1920	5.56	2.18	1.86	778	16	1.74	10	1170	18	0.01	5	153	0.51	158	10	145	80
JM RC-08-04	104	106	101728	EXT	0.348	1.4	7.22	5	830	1.6	8	0.46	1	10	180	2030	5.87	2.18	1.52	718	17	1.87	11	630	21	0.01	5	164	0.43	134	10	170	50
JM RC-08-04	106	108	101729	EXT	0.402	1.3	7.11	5	880	1.5	5	0.81	0.9	8	179	1540	6.11	2.04	1.44	567	11	2	13	670	18	0.01	6	200	0.38	84	10	138	40
JM RC-08-04	108	110	101730	EXT	0.175	1	7.86	7	680	1.6	6	1.08	0.6	8	84	1480	3.88	2.05	0.88	524	7	2.4	8	740	20	0.01	5	356	0.25	71	10	128	50
JM RC-08-04	110	112	101731	ORG	0.158	0.6	6.14	5	680	1.5	3	1.3	0.6	8	116	1085	3.34	1.82	0.67	471	7	2.98	6	800	14	0.01	5	418	0.2	63	10	94	40
JM RC-08-04	112	114	101733	EXT	0.138	0.6	6.44	9	680	1.6	6	1.16	1	8	141	1485	3.3	2.03	0.94	447	8	2.73	8	820	16	0.01	5	435	0.22	68	10	106	30
JM RC-08-04	114	116	101734	EXT	0.124	0.6	6.04	7	680	1.4	3	1.27	0.7	8	83	1140	3.41	1.84	0.88	521	6	2.7	7	780	18	0.01	5	428	0.21	66	10	113	30
JM RC-08-04	116	118	101735	EXT	0.18	0.7	7.72	5	640	1.2	8	1.48	0.6	7	62	2750	3.06	1.64	0.98	562	3	2.62	8	750	13	0.01	5	433	0.22	61	10	117	40
JM RC-08-04	118	120	101736	EXT	0.134	0.6	7.48	5	600	1.2	3	0.85	0.6	10	170	2450	3.13	1.9	0.8	881	8	2.38	8	740	19	0.01	5	347	0.2	61	10	129	30
JM RC-08-04	120	122	101737	EXT	0.082	0.6	7.71	8	620	1.2	4	1.22	0.4	6	118	2120	3.24	1.88	0.63	786	6	2.57	6	740	17	0.01	5	387	0.21	68	10	117	30
JM RC-08-04	122	124	101738	EXT	0.132	0.7	7.68	5	660	1.2	3	1.31	0.7	14	78	1455	2.98	1.64	0.88	826	6	2.68	6	760	17	0.01	5	418	0.22	64	10	118	30
JM RC-08-04	124	126	101739	EXT	0.103	1.1	7.54	5	620	1.2	4	0.98	0.6	17	132	858	3.02	1.65	0.63	953	7	2.83	7	670	18	0.01	5	380	0.2	60	10	112	30
JM RC-08-04	126	128	101740	EXT	0.135	1.1	7.67	11	680	1.4	4	0.8	0.5	6	77	827	3.42	2.32	0.86	480	7	2.43	5	680	20	0.01	5	338	0.28	66	10	124	30
JM RC-08-04	128	130	101741	EXT	0.214	1	6.85	31	630	1.6	3	0.22	0.5	7	62	1085	5.44	2.53	0.98	287	38	1.32	4	880	38	0.3	5	207	0.21	60	10	88	40
JM RC-08-04	130	132	101742	EXT	0.422	1.3	6.81	34	400	1.3	6	0.07	0.6	7	79	2820	4.82	2.48	1.25	408	38	1.32	6	860	27	1.06	12	74	0.27	86	10	177	80
JM RC-08-04	132	134	101743	EXT	0.073	1.1	7.27	40	320	1.1	4	0.03	0.5	1	71	4420	3.13	2.67	1.14	388	32	0.84	6	710	33	2.04	8	41	0.15	57	10	118	80
JM RC-08-04	134	136	101744	EXT	0.043	0.8	7.78	28	400	1.3	3	0.03	0.5	4	18	2620	3.3	2.96	0.86	283	15	1.1	6	820	44	2.45	5	44	0.14	58	10	113	90
JM RC-08-04	136	138	101745	EXT	0.242	0.7	7.72	18	630	1.3	4	0.12	0.6	3	62	3520	3.18	2.7	0.98	481	21	1.5	6	880	18	0.96	5	78	0.15	58	10	112	30
JM RC-08-04	138	140	101746	EXT	0.326	1.2	6.96	11	880	1.7	6	0.13	1.4	2	82	7930	3.22	2.77	1.52	588	34	0.18	14	1010	11	0.65	5	25	0.23	88	10	136	40
JM RC-08-04	140	142	101747	ORG	0.156	1.3	7.48	14	520	1.5	4	0.06	1.6	1	48	5980	3.48	2.79	1.05	479	16	0.64	6	800	13	2.4	18	42	0.14	62	10	95	40
JM RC-08-04	142	144	101749	EXT	0.173	1	7.5	15	540	1.3	3	0.2	2.7	2	47	2020	3.06	2.3	1.48	842	14	1.28	3	730	74	0.64	5	62	0.17	47	10	186	30
JM RC-08-04	144	146	101750	EXT	0.112	0.5	6.98	18	580	1.2	4	0.37	1.8	4	48	1745	3.81	2.29	0.81	744	38	1.38	5	840	41	0.34	8	152	0.17	52	10	115	30
JM RC-08-04	146	148	101751	EXT	0.144	0.8	7.84	18	680	1.6	5	0.33	2.1	3	48	2150	3.95	2.28	1.88	1168	23	1.58	4	640	75	1.03	16	130	0.2	54	10	287	28
JM RC-08-04	148	150	101752	EXT	0.174	0.7	7.64	13	680	1.5	3	0.38	0.5	2	106	3680	3.41	2.53	1.08	575	58	1.8	6	620	22	0.08	8	207	0.18	61	10	111	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-08-04	150	152	101953	EXT	0.082	0.6	6.84	14	350	1.7	3	0.44	0.6	3	45	3100	3.33	2.13	1.82	611	13	1.88	5	880	38	0.32	5	227	0.19	40	10	126	30
JM RC-08-04	152	154	101954	EXT	0.114	0.6	7.46	10	540	1.5	3	0.35	1.2	5	60	2000	3.38	2.21	1.84	674	17	1.54	5	720	26	0.45	5	188	0.16	55	10	136	30
JM RC-08-04	154	156	101955	EXT	0.136	0.7	7.06	12	600	1.7	3	0.41	0.7	3	64	1750	3.57	2.51	1.81	615	29	1.66	5	770	18	0.28	6	190	0.17	54	10	146	30
JM RC-08-04	156	158	101956	EXT	0.182	0.7	7.81	12	600	1.7	4	0.27	1.6	4	102	3380	3.24	2.67	1.17	661	40	1.1	9	780	14	0.52	8	129	0.2	65	10	156	30
JM RC-08-04	158	160	101957	EXT	0.225	0.9	8.17	12	510	2.5	7	0.25	2.2	3	79	4830	3.72	2.6	1.57	700	27	1.32	12	750	18	0.52	5	142	0.27	66	10	148	30
JM RC-08-04	160	162	101958	EXT	0.238	0.8	7.29	11	270	1.6	8	0.06	0.7	2	144	5450	3.67	2.47	1.87	630	75	0.53	15	610	17	0.53	5	56	0.34	183	10	132	30
JM RC-08-04	162	164	101959	EXT	0.241	0.8	6.40	14	230	2.1	8	0.13	0.8	2	156	6100	4.77	2.58	2.44	686	96	0.74	18	1000	12	0.55	5	61	0.43	122	10	136	30
JM RC-08-04	164	166	101960	EXT	0.600	2.7	6.07	21	250	1.9	6	0.11	2.7	3	77	5380	4.42	2.08	1.84	535	125	1.38	18	1270	18	2.46	5	68	0.37	112	10	129	90
JM RC-08-04	166	168	101961	EXT	0.446	1.3	7.74	10	250	2	7	0.1	1.5	3	128	3880	4.14	2.44	2.14	583	58	1.81	17	980	14	1.19	5	82	0.38	111	10	136	40
JM RC-08-04	168	170	101962	EXT	0.463	1.3	7.72	13	310	3.1	5	0.12	3.2	4	147	3850	5.1	2.51	1.67	676	22	1.26	20	1220	17	1.82	5	48	0.38	111	10	142	90
JM RC-08-04	170	172	101963	EXT	0.210	1.5	5.87	9	450	1.5	2	0.04	1.5	1	75	4040	2.76	2.88	1.14	633	11	0.96	7	750	8	1	5	24	0.12	44	10	167	30
JM RC-08-04	172	174	101964	EXT	0.48	1.8	6.56	17	560	2.4	5	0.05	1.2	3	68	4130	5.33	3.21	1.14	511	43	0.23	10	1230	18	1.44	5	48	0.2	62	10	187	60
JM RC-08-04	174	176	101965	EXT	0.212	1.3	6.4	17	540	2.3	5	0.08	2.2	7	168	4100	3.46	3.22	1.23	621	58	0.22	11	1170	22	1.16	5	47	0.25	67	10	191	40
JM RC-08-04	176	178	101966	EXT	0.256	2.8	6.80	35	540	2	7	0.03	1.6	4	115	4520	4.66	2.48	1.11	616	48	0.08	18	740	30	2.82	18	48	0.25	65	10	125	60
JM RC-08-04	178	180	101967	EXT	0.331	2.2	7.80	13	400	1.7	6	0.02	1.4	3	137	3290	5.73	2.67	1.73	1010	41	0.08	13	400	15	0.94	10	66	0.34	123	10	230	30
JM RC-08-04	180	182	101968	ORG	0.313	1.8	7.13	27	350	1.7	10	0.03	0.7	3	182	4880	4.54	2.71	1.23	678	30	0.06	15	390	17	2.12	10	50	0.32	118	10	132	40
JM RC-08-04	182	184	101970	EXT	0.182	1.4	7.13	87	610	1.3	3	0.04	0.5	4	61	3830	4.51	3.17	0.43	150	34	0.07	6	610	34	4.55	38	207	0.16	70	10	44	50
JM RC-08-04	184	186	101971	EXT	0.286	1	7.08	30	650	1.3	2	0.05	0.5	4	40	3830	4.85	3.38	0.48	138	30	0.07	4	430	26	4.64	5	218	0.13	50	10	61	70
JM RC-08-04	186	188	101972	EXT	0.21	1.1	6.68	51	640	1.3	2	0.04	0.5	5	63	4000	3.44	3.09	0.4	110	55	0.07	12	720	18	3.45	15	177	0.13	42	10	46	80
JM RC-08-04	188	190	101973	EXT	0.118	1.8	5.43	579	580	1.1	3	0.05	0.8	1	77	6860	2.82	2.4	0.25	78	54	0.06	9	680	44	3.16	33	66	0.12	38	10	71	100
JM RC-08-04	190	192	101974	EXT	0.112	1	7.41	41	300	1.3	7	0.03	1.5	4	105	3810	5.07	2.88	1.28	328	66	0.06	63	570	21	4.21	7	65	0.32	118	10	112	110
JM RC-08-04	192	194	101975	EXT	0.283	1.3	8.2	14	330	1.7	8	0.04	3.5	6	116	3320	5.26	3.23	2.1	563	90	0.1	22	1250	30	0.9	5	108	0.41	154	10	237	30
JM RC-08-04	194	196	101976	EXT	0.302	1	6.52	19	430	1.7	3	0.04	3.8	12	82	2730	4.7	2.38	1.48	527	33	0.36	18	1180	58	0.33	5	111	0.28	144	10	223	20
JM RC-08-04	196	198	101977	EXT	0.340	1	4.30	17	410	1.8	4	0.03	3.6	12	182	3360	4.28	2.8	1.48	585	63	0.48	17	600	12	0.53	5	68	0.38	141	10	238	20
JM RC-08-04	198	200	101978	EXT	0.305	1.2	5.44	14	270	2.2	5	0.03	0.8	13	82	3730	4.76	2.72	1.61	843	48	0.08	21	770	11	0.52	5	28	0.31	151	10	233	20
JM RC-08-04	200	202	101979	EXT	0.275	1	7.61	11	180	1.7	4	0.05	2.1	7	88	2750	4.87	1.88	1.08	661	37	0.04	17	800	17	0.34	5	17	0.36	124	10	156	20
JM RC-08-04	202	204	101980	EXT	0.300	1.2	7.84	25	230	1.8	4	0.09	3.3	8	136	3810	4.56	2.41	0.98	421	36	0.07	18	970	70	1.82	5	80	0.28	133	10	121	40
JM RC-08-04	204	206	101981	EXT	0.290	1	4.11	11	210	2.2	5	0.08	1.3	8	132	3120	4.2	1.88	1.38	616	41	0.7	18	1230	38	0.31	5	47	0.37	136	10	298	20
JM RC-08-04	206	208	101982	EXT	0.312	1.2	4.18	12	230	2.8	4	0.08	3.1	8	108	4280	4.4	2.27	1.58	546	54	0.37	16	1080	17	0.58	5	36	0.48	140	10	171	20
JM RC-08-04	208	210	101983	EXT	0.367	1.7	5.88	16	300	4.2	7	0.11	4.9	5	113	4210	3.9	2.14	1.08	638	88	0.11	27	1580	14	1.3	5	25	0.43	142	10	168	30
JM RC-08-04	210	212	101984	EXT	0.442	1.1	6.51	13	250	6.8	8	0.11	3.8	5	84	3800	2.88	1.83	0.7	404	47	0.1	34	1880	24	1.35	5	18	0.51	133	10	177	20
JM RC-08-04	212	214	101985	EXT	0.333	1.3	8.8	21	230	3.2	6	0.05	3.4	7	48	3880	2.98	2.1	1.34	619	60	0.06	27	780	21	0.88	5	18	0.43	119	10	133	30
JM RC-08-04	214	216	101986	EXT	0.234	1.5	8.83	18	340	2.1	2	0.06	0.9	3	21	3540	2.98	2.56	0.79	454	24	0.08	11	670	11	1.54	5	48	0.2	66	10	77	30
JM RC-08-04	216	218	101987	EXT	0.330	1.8	5.33	17	370	1.2	2	0.04	2.3	2	4	4780	2.58	2.12	0.83	381	16	0.08	8	380	8	1.58	5	74	0.06	28	10	167	70
JM RC-08-04	218	220	101988	EXT	0.454	2.2	4.83	8	540	1.5	2	0.02	0.7	5	1	6160	2.51	2.13	0.87	451	32	0.08	6	280	12	1.5	5	44	0.05	23	10	81	40
JM RC-08-04	220	222	101989	EXT	0.421	3.1	5.37	13	630	1.3	2	0.02	1.5	4	1	6480	2.71	2.27	0.74	530	96	0.07	7	310	13	1.38	5	30	0.05	28	10	202	60
JM RC-08-04	222	224	101990	EXT	0.422	2	5.3	13	510	1.3	2	0.02	1.7	4	2	5570	2.27	2.32	0.84	442	28	0.08	6	320	12	1.22	5	38	0.05	24	10	232	90
JM RC-08-04	224	226	101991	EXT	0.447	1.8	5.34	10	520	1.3	2	0.02	1.1	5	123	5740	2.27	2.21	0.77	418	40	0.08	9	420	16	1.38	5	52	0.05	25	10	122	30
JM RC-08-04	226	228	101992	EXT	0.372	2.1	5.83	17	670	1.7	3	0.03	1.6	5	61	6430	3.8	2.41	0.77	384	37	0.08	13	420	31	1.72	5	77	0.12	44	10	127	40
JM RC-08-04	228	230	101993	EXT	0.34	0.8	8.13	18	220	1.6	8	0.03	1	10	102	3150	5.51	3.21	2.74	718	34	0.07	35	1080	13	0.51	5	41	0.45	183	10	278	20
JM RC-08-04	230	232	101994	ORG	0.444	1.7	7.06	28	210	1.5	6	0.03	2.4	8	45	4340	4.83	2.74	1.83	481	142	0.06	17	640	13	1.47	8	54	0.32	129	10	311	80
JM RC-08-04	232	234	101996	EXT	0.572	2.8	5.8	47	640	1.6	2	0.03	4.3	6	163	7140	2.8	2.33	0.31	125	73	0.08	6	490	24	2.57	27	86	0.05	23	10	305	130
JM RC-08-04	234	236	101997	EXT	0.256	2.4	5.29	341	380	1.2	3	0.03	1.2	2	130	6630	2.71	2.14	0.24	98	82	0.08	9	430	24	2.78	10	62	0.05	27	10	48	80
JM RC-08-04	236	238	101998	EXT	0.382	2	5.87	25	450	1.4	3	0.02	0.8	3	168	6770	2.82	2.3	0.36	170	70	0.07	7	340	9	2.05	5	61	0.08	27	10	46	50
JM RC-08-04	238	240	101999	EXT	0.512	1.3	5.95	14	630	1.5	3	0.02	0.7	7	114	7510	2.22	2.08	0.42	191	58	0.11	13	410	20	1.82	5	78	0.06	28	10	82	40
JM RC-08-04	240	242	102000	EXT	0.387	4	6.06	15	430	1.6	2	0.02	0.8	3	156	8400	2.45	2.38	0.26	81	83	0.12	7	300	18	2.32	5	41	0.08	38	10	45	100
JM RC-08-04	242	244	102001	EXT	0.487	3.7	7.08	95	440	1.6	5	0.04	1.4	12	88	5460	3.21	2.93	0.71	214	73	0.15	18	600	33	2.34	5	53	0.18	78	10	138	130
JM RC-08-04	244	246	102002	EXT	0.388	0.8	6.54	64	180	2	3	0.04	0.7	12	131	3700	4.34	3.27	2.15	774	48	0.15	48	868	12	1.14	5	38	0.32	153	10	163	30
JM RC-08-04	246	248	102003	EXT	0.408	1.2	7.83	34	230	1.8	4	0.05	1.2	15	90	3480	3.65	2.94	1.58	678	38	0.1	40	860	17	2.2	5	40	0.28	131	10	195	80
JM RC-08-04	248	250	102004	EXT	0.387	2.3	4.82	17	410	1.5	3	0.02	9.8	7	309	5830	3.79	2.45	0.62	718	95	0.11	15	278	14	1.91	5	31	0.18	78	10	73	50
JM RC-08-04	250	252	102005	EXT	0.317	2.8	6.33	17	430	1.3	2	0.03	0.8	6	3	5880	3	2.31	0.28	181	54	0.08	8	380	17	2.08	5	47	0.04	25	10	38	40
JM RC-08-04	252	254	102006	EXT	0.306	2.8	5.31	70	950	1.2	3	0.02	1.6	6	3	5818	2.76	2.35	0.25	184	35	0.07	5	300	28	1.95	6	71	0.06	38	10	204	140
JM RC-08-04	254	256	102007	EXT	0.315	3.2	5.35	96	580	1.3	2	0.02	2.3	4	2	5870	2.83	2.72	0.54	451	78	0.08	5	250	15	1.63	5	30	0.04	28	10	318	60
JM RC-08-04	256	258	102008	EXT	0.513	3.2	4.88	12	540	2	4	0.05	5.4	13	4	5778	3.46	2.28	1.1	753	75	0.21	8	870	28	0.78	5	50	0.5	80	10	615	60
JM RC-08-04	258	260	102009	ORG	0.38	1.2	7.78	7	180	2	10	0.08	1.4	11	15	3280	4.38	2.06	1.82	658	40	0.82	18	1150	28	0.54	5	37	0.53	171	10	220	30
JM RC-08-04	260	262	102011	EXT	0.407	1.3	7.78	18	220	2	6	0.11	1.2	9	21	4250	4.27	2.18	1.87	680	36	1.82	13	770	18	0.75	5	84	0.3	136	10	300	30
JM RC-08-04	262	264	102012	EXT	0.661	1.1	6.89	8	218	2.5	15	0.19	1.3	15	37	4620	5.37	2.13	2.38	571	40	2.46	22	1080	20	0.64	5	61	0.45	168	10	388	30
JM RC-08-04	264	266	102013	EXT	0.380	1.1	6.66	12	278	2.6	14	0.16	1.4	15	47	3870	6.2	2.08	2.16	438	50	1.46	24	640	17	0.77	5	57	0.38	173	10	343	30
JM RC-08-04	266	268	102014	EXT	0.543	1.2	6.81	5	250	2.2	13	0.06	1.7	12	14	4880	3.68	2.61	1.31	537	60	0.65	13	800	23	0.71	6	78	0.21	68	10	174	30
JM RC-08-04	268	270	102015	EXT	0.44	1.6	6.86	10	480	1.5	9	0.05	1.1	6	5	5000	3.12	2.44	0.43	318	47	0.06	6	580	33	1.25	5	88	0.11	40	10	123	30
JM RC-08-04	270	272	102016	EXT	0.321	1.2	6.82	8	520	1.6	8	0.06	1.1	7	6	3470	2.67	2.58	0.96	388	37	1.41	6	610	27	1.48	5	60	0.15	56	10	174	30
JM RC-08-04	272	274	102017	EXT	0.300	1.1	6.84	5	400	1.4	8	0.03	1.5	7	8	3670	3.81	2.08	0.78	231	40	0.8	7	530	18	0.56	6	44	0.10	68	10	85	20
JM RC-08-04	274	276	102018	EXT	0.290	1	6.83	11	470	1.7	10	0.03	1	10	6	4000	3.33	2.01	0.71	168	75	1	7	580	27	1	5	61	0.18	60	10	113	20
JM RC-08-04	276	278	102019	EXT	0.300	0.8	6.48	5	470	1.4	4	0.08	0.8	12	8	2830	2.84	2.28	0.48	118	42	1.56	7	630	38	1.7	5	100	0.18	64	10	118	20
JM RC-08-04	278	280	102020	EXT	0.306	1	7.53	17	210	1.8	11	0.03	0.6	12	13	2880	4.38	2.31	1.2	344	112	1.22	8	660	4	0.88	5	28	0.36	142	10	128	30
JM RC-08-04	280	282	102021	EXT	0.364	1.3	6.23	5	480	1.7	7	0.04	0.7	10	6	4080	3.51	2.32	0.78	238	60	0.67	7	678	24	1.22	5	51	0.18	79	10	68	10
JM RC-08-04	282	284	102022	EXT	0.32	4.1	6.80	82	570	1.7	6	0.03	3.1	6	7	3880	3.32	2.92	0.38	148	54	0.18	7	520	32	2.12	53	48	0.13	61	10	388	120
JM RC-08-04	284	286	102023	EXT	0.380	1.4	6.75	82	560	1.6	10	0.03	2.1	6	6	3340	2.88	2.98	0.41	98	28	0.78	4	488	42	2.48	8	78	0.14	62	10	338	160
JM RC-08-04	286	288	102024	EXT	0.416	1.2	6.70	6	580	1.7	8	0.04	1.8	7	11	3700	2.88	2.78	0.81	147	38	0.88	10	650	18	1.34	5	57	0.14	64	10	204	20
JM RC-08-04	288	290	102025	EXT	0.280	0.8	6.75	17	580	1.8	10	0.05	0.8	6	5	2890	2.95	2.38	0.68	161	37	1.34	7	600	17	1.48	5	68	0.14	56	10	168	20
JM RC-08-04	290	292	102026	EXT	0.318	1.7	5.8	108	480	1.5	9	0.02	2.2	10	14	3820	2.83	2.96	0.38	111	100	0.08	11	718	38	2.08	13	42	0.11	63	10	167	90
JM RC-08-04	292	294	102027	EXT	0.319	1.7	6.83	34	530	1.7	7	0.04	1.5	8	11	4130	3.48	2.78	0.6	182	100	0.08	8	980	31	1.58	5	144	0.12	63	10	42	30
JM RC-08-04	294	296	102028	EXT	0.388	1.5	6.83	12	580	1.8	2	0.02	2.1	7	7	4780	2.72	2.98	0.75	215	108	0.57	18	730	32	0.7	5	58	0.11	57	10	202	30
JM RC-08-04	296	298	102029	EXT	1.1	1.4	6.41	18	380	1.8	4	0.04	1.2	6	6	4518	2.91	2.31	0.48	123	73	0.85	10	480	18	1.18	6	64	0.11	60	10	91	20
JM RC-08-04	298	300	102030	EXT	0.382	0.8	7.40	11	330	1.8	4	0.07	1.3	10	16	4080	4.36	2.34	1.8	444	67	2.06	11	640	18	0.58	5	80	0.18	104	10	246	30
JM RC-08-04	300	302	102031	EXT	0.280	0.6	8	15	220	2	10	0.13	1.1	12	16	3800	4.82	2.08	1.53	467	65	2.44	13	1130	18	0.58	5	61	0.21	128	10	237	20
JM RC-08-04	302	304	102032	EXT	0.275	0.8	7.46	18	220	1.8	10	0.17	1.1	11	35	3880	3.75	1.82	1.56	451	130	2.6	16	1130	18	0.38	5	75	0.2	128	10	195	20
JM RC-08-04	304	306	102033	ORG	0.350	1.1	7.46	18	320	2.3	10	0.06	1.5	11	17	3540	3.90	2.38	1.46	377	57	1.88	13	1420	21	0.61	5	82	0.2	134	10	178	20
JM RC-08-04	306	308	102035	EXT	0.371	1.4	7.78	21	230	2.1	8	0.04	1.5	23	17	3250	3.45	2.65	1.31	284	138	0.61	17	1460	16	1.51	7	36	0.18	133	10	152	30
JM RC-08-04	308	310	102036	EXT	0.343	1.3	6.14	154	280	1.8	15	0.02	1.2	17	17	3080	5.38	3.13	0.31	77	54	0.12	13	860	15	2.48	18	13	0.18	130	10	34	30
JM RC-08-04	310	312	102037	EXT	0.346	1.3	8.12	281	280	1.8	11	0.02	1.2	20	17	3530	4.18	3.17	0.4	102	48	0.11	14	678	15	3.82	27	23	0.17	136	10	83	20
JM RC-08-04	312	314	102038	EXT	0.290	1.3	7.82	123	230	1.8	7	0.08	1.3	11	21	3800	3.56	2.13	1.84	437	72	1.78	13	600	22	1.26	14	79	0.2	128	10	221	30
JM RC-08-04	314	316	102039	EXT	0.252	0.7	7.11	11	270	1.7	8	0.17	1	18	18	3180	3.78	2.64	1.88	547	38	1.68	13	740	18	0.4	5	111	0.31	116	10	188	20
JM RC-08-04	316	318	102040	EXT	0.330	0.5	7.25	8	280	1.6	10	0.19	0.9	10	18	3750	3.83	2.96	1.76	586	57	1.88	11	770	20	0.56	5	137	0.34	121	10	164	20
JM RC-08-04	318	320	102041	EXT	0.236	0.5	7.35	5	230	1.8	8	0.34	0.5	11	18	2880	3.97	2.42	1.87	686	38	2.26	14	740	14	0.28	5	150	0.38	120	10	168	20
JM RC-08-04	320	322	102042	EXT	0.344	0.6	7.30	107	190	1.7	10	0.23	1	12	15	3140	4.18	2.1	1.61	679	178	1.88	13	460	18	0.94	7	128	0.33	118	10	137	30
JM RC-08-04	322	324	102043	EXT	0.252	0.8	7.85	230	180	1.2	16	0.18	1.2	13	18	3810	3.79	2.82	1.5	648	64	1.28	13	400	28	1.28	16	133	0.38	121	10	113	40
JM RC-08-04	324	326	102044	EXT	0.222	0.7	7.82	6	140	1.5	6	0.48	1.2	15	91	2720	4.54	1.83	2.22	1218	56	1.77	32	930	14	0.28	5	140	0.5	138	10	146	20
JM RC-08-04	326	328	102045	EXT	0.216	0.5	7.46	6	110	2.5	10	0.48	1	14	110	2380	5.6	2.27	2.06	1750	93	1.12	54	1300	11	0.22	5	56	0.61	151	10	230	30
JM RC-08-04	328	330	102046	EXT	0.301	0.8	7.32	11	300	1.8	6	0.28	0.8	12	19	4270	4.5	2.42	1.4	1175	126	0.84	16	710	11	0.48	5	94	0.33	124	10	168	40
JM RC-08-04	330	332	102047	EXT	0.317	0.8	7.73	13	170	1.4	10	0.47	1	20	22	3010	3.67	1.88	1.82	384	62	2.81	16	810	16	0.38	5	223	0.42	128	10	88	30
JM RC-08-04	332	334	102048	EXT	0.282	0.8	7.82	8	230	1.6	6	0.45	0.8	12	20	3270	3.96	2.1	1.37	388	96	2.73	13	680	12	0.4	5	245	0.38	128	10	87	30
JM RC-08-04	334	336	102049	EXT	0.283	0.6	7.91	10	210	1.3	7	0.53	0.7	13	24	2700	3.9	2.06	1.58	384	72	3.58	15	500	10	0.3	5	318	0.44	132	10	86	30
JM RC-08-04	336	338	102050	EXT	0.278	0.7	6.08	19	250	1.8	5	0.55	1.3	16	26	3280	6.32	2.3	1.83	1028	80	2.53	18	780	17	0.57	5	228	0.41	136	10	207	30
JM RC-08-04	338	340	102051	EXT	0.196	0.6	7.60	10	220	2.1	7	0.36	0.8	18	19	2880	4.75	2.2	1.67	612	67	1.48	18	780	13	0.46	6	134	0.37	136	10	162	30
JM RC-08-04	340	342	102052	EXT	0.288	0.7	7.96	8	320	1.5	6	0.29	1.3	14	22	3560	4.01	2.1	1.56	403	42	2.36	18	680	16	0.5	5	187	0.37	138	10	198	30
JM RC-08-04	342	344	102053	ORG	0.253	0.6	7.72	7	210	1.5	6	0.24	1.3	13	21	3380	5.3	2.12	1.45	404	37	1.8	15	680	17	0.38	5	135	0.37	118	10	111	20
JM RC-08-04	344	346	102055	EXT	0.367	0.7	8.1	5	210	1.5	8	0.24	0.9	18	33	3980	4.41	2.28	1.88	504	88	3.18	24	1080	23	0.52	5	168	0.42	140	10	133	30
JM RC-08-04	346	348	102056	EXT	0.463	0.7	7.83	5	210	1.4	8	0.14	0.7	13	20	3780	4.21	2.21	1.64	442	47	3.01	18	1040	17	0.88	5	118	0.34	123	10	127	30
JM RC-08-04	348	350	102057	EXT	0.328	1	7.80	13	280	1.4	6	0.19	0.8	10	10	4570	3.66	2.24	1.35	407	91	2.7	11	850	16	0.67	5	110	0.27	85	10	153	40
JM RC-08-04	350	352	102058	EXT	0.333	0.6	6.71	28	150	1.6	8	0.14	2.3	30	32	3810	4.83	2.17	1.88	372	41	1.83	25	740	17	1.44	5	113	0.31	144	10	180	40
JM RC-08-04	352	354	102059	EXT	0.258	0.7	6.7	13	210	1.7	7	0.43	1	20	38	2530	4.4	2.28	2.1	484	20	2.85	27	1080	18	0.95	5	245	0.54	145	10	130	30
JM RC-08-04	354	356	102060	EXT	0.304	0.7	6.90	13	230	1.7	6	0.25	1.3	14	28	3440	4.27	2.38	1.93	481	52	2.41	18	1040	16	0.84	5	188	0.45	138	10	233	30
JM RC-08-04	356	357	102061	EXT	0.375	0.7	6.66	15	230	1.7	10	0.21	1.2	14	23	3880	4.35	2.37	1.87	447	47	2.42	18	830	15	0.84	5	147	0.36	132	10	206	30
JM RC-08-04	0	2	102062	EXT	0.307	1.4	7.30	22	540	1.6	12	0.28	1.3	14	34	6110	4.94	2.58	1.51	798	34	1.8	18	740	32	0.17	5	143	0.3	118	10	212	30
JM RC-08-04	2	4	102063	EXT	0.226	1	7.28	25	600	1.4	8	0.16	1.2	13	27	5750	4.31	2.88	1.48	737	23	1.35	16	640	26	0.06	5	130	0.28	101	10	181	20
JM RC-08-04	4	6	102064	EXT	0.233	0.8	7.42	12	620	1.6	12	0.18	1.2	13	24	3178	4.35	2.79	1.8	880	37	0.4	12	550	25	0.02	5	114	0.3	105	10	194	20



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-08-04	6	8	102065	EXT	0.248	1.2	7.4	9	580	1.5	12	0.17	1.1	13	30	1875	5.2	2.46	1.61	881	51	1.28	17	610	24	0.04	5	132	0.31	116	10	164	20
JM RC-08-04	8	10	102066	EXT	0.276	1	7.43	12	600	1.4	11	0.15	1.2	14	29	1640	5.8	2.42	1.44	669	53	1.06	18	660	23	0.06	5	144	0.29	124	10	216	20
JM RC-08-04	10	12	102067	EXT	0.235	1.2	7.28	6	640	1.3	12	0.16	1.3	13	28	5480	4.77	2.12	1.61	632	38	1.94	18	660	16	0.06	5	136	0.3	113	10	166	20
JM RC-08-04	12	14	102068	EXT	0.263	1.1	7.3	5	530	1.3	10	0.31	2	12	25	5180	4.96	2.2	1.46	666	41	1.96	18	710	17	0.04	5	138	0.24	102	10	222	20
JM RC-08-04	14	16	102069	EXT	0.214	1.1	7.33	17	600	1.3	11	0.22	1.7	15	24	5100	4.46	2.41	1.53	830	23	1.78	19	700	16	0.03	5	182	0.27	108	10	225	20
JM RC-08-04	16	18	102070	EXT	0.258	0.8	6.96	15	580	1.5	6	0.14	1.5	15	32	2920	5.25	2.81	1.58	644	27	1.07	20	570	14	0.01	5	106	0.26	113	10	161	20
JM RC-08-04	18	20	102071	EXT	0.214	1.1	7.21	13	580	1.3	7	0.15	1.5	14	27	4290	4.76	2.48	1.6	646	23	1.64	19	600	15	0.03	5	117	0.26	118	10	212	20
JM RC-08-04	20	22	102072	EXT	0.329	1.6	6.54	13	610	1.5	8	0.12	1.2	14	26	1760	4.56	2.09	1.34	708	46	0.48	17	680	19	0.03	5	66	0.24	107	10	208	20
JM RC-08-04	22	24	102073	EXT	0.23	1	4.78	11	540	1.4	8	0.12	1.4	13	29	3450	4.8	2.31	1.38	533	57	1.54	14	610	19	0.04	5	108	0.28	106	10	156	20
JM RC-08-04	24	26	102074	EXT	0.238	1	7.04	9	480	1.4	10	0.63	1.1	12	28	6060	4.85	2.36	1.62	461	34	1.8	16	630	16	0.62	5	134	0.26	112	10	100	20
JM RC-08-04	26	28	102075	EXT	0.237	1	6.44	13	580	1.3	7	2.57	1.8	14	23	8140	4.04	2.25	1.21	606	41	1.46	19	600	16	2.3	5	201	0.27	96	10	171	20
JM RC-08-04	28	30	102076	EXT	0.224	0.8	6.83	12	450	1.3	10	1.8	1.4	13	28	4680	4.43	2.15	1.44	636	34	2.14	16	610	15	1.5	5	160	0.29	107	10	114	20
JM RC-08-04	30	32	102077	EXT	0.201	0.6	6.93	11	380	1.2	5	2.51	1.3	11	28	2840	4.46	1.66	1.56	529	25	2.51	16	640	15	1.65	5	240	0.29	112	10	114	20
JM RC-08-04	32	34	102078	ORG	0.14	0.8	7.24	9	530	1.3	3	1.1	1.7	14	28	2840	4.16	2.09	1.62	600	22	2.21	16	670	16	0.66	5	136	0.31	115	10	201	20
JM RC-08-04	34	36	102080	EXT	0.214	0.5	6.79	15	1720	1.5	10	0.58	1	9	18	1755	3.55	2.36	1.01	406	54	2.85	18	380	14	0.39	5	135	0.15	95	10	102	20
JM RC-08-04	36	38	102081	EXT	0.131	0.7	6.80	11	380	1.2	8	1.92	1.8	25	24	3250	4.21	1.76	1.38	1135	24	2.4	18	560	16	1.36	5	151	0.26	97	10	220	10
JM RC-08-04	38	40	102082	EXT	0.111	0.8	6.98	7	350	1.2	6	1.47	1.6	17	28	2710	4.46	1.98	1.37	791	19	2.46	18	680	17	0.63	5	143	0.27	109	10	188	10
JM RC-08-04	40	42	102083	EXT	0.263	1	5.86	7	440	1.1	4	0.67	1	12	25	3660	4.16	1.85	1.53	624	47	1.53	16	550	22	0.63	5	114	0.28	96	10	175	20
JM RC-08-04	42	44	102084	EXT	0.161	0.8	6.93	7	430	1.2	11	1.71	2.1	17	28	5680	4.87	1.97	1.51	726	29	2.15	19	660	22	1.34	5	213	0.22	108	10	165	20
JM RC-08-04	44	46	102085	EXT	0.294	0.6	6.98	11	410	1.2	10	0.7	1.6	14	27	6480	4.21	2.1	1.48	587	34	2.36	19	680	15	0.56	5	138	0.25	114	10	156	10
JM RC-08-04	46	48	102086	EXT	0.287	1.1	6.94	9	520	1.2	13	0.96	1.3	13	28	6540	4.44	2.11	1.57	479	37	1.83	17	620	20	0.79	5	156	0.27	108	10	143	10
JM RC-08-04	48	50	102087	EXT	0.156	1.1	7.21	16	530	1.4	9	0.4	1	13	27	958	4.28	2.43	1.84	560	64	1.36	17	640	16	0.2	5	141	0.26	116	10	170	20
JM RC-08-04	50	52	102088	EXT	0.179	1.1	7.18	13	440	1.5	8	0.57	1.3	12	27	1515	4.06	2.26	1.63	595	64	1.34	17	670	16	0.35	5	133	0.27	107	10	164	20
JM RC-08-04	52	54	102089	EXT	0.226	0.8	6.74	12	400	1.3	6	2.57	1.6	11	28	5580	3.66	2.11	1.42	631	35	2.16	16	640	16	2.14	5	218	0.29	116	10	164	10
JM RC-08-04	54	56	102090	EXT	0.164	0.7	6.73	5	480	1.2	5	2.41	2.2	13	25	3680	3.67	2.16	1.56	737	61	1.95	15	630	14	1.66	5	166	0.27	106	10	256	10
JM RC-08-04	56	58	102091	EXT	0.195	0.8	6.67	6	380	1.3	5	1.48	1.2	14	31	1865	4.63	2.09	1.84	666	105	1.82	16	616	14	1.08	5	114	0.26	123	10	160	10
JM RC-08-04	58	60	102092	EXT	0.172	0.8	6.78	5	440	1.3	6	0.35	0.8	11	28	1400	4.04	1.84	1.38	516	34	2.56	17	610	27	0.08	5	164	0.28	114	10	137	20
JM RC-08-04	60	62	102093	EXT	0.162	1.1	7.58	7	570	1.4	8	0.28	1.1	10	28	1865	4.36	2.26	1.57	666	58	2.06	17	610	20	0.01	5	105	0.35	116	10	190	20
JM RC-08-04	62	64	102094	EXT	0.224	1.1	6.98	5	450	1.3	10	0.43	1.2	11	33	1279	5.46	2.15	1.59	486	23	2.91	30	730	43	0.01	5	118	0.32	129	10	140	20
JM RC-08-04	64	66	102095	EXT	0.169	0.7	7.15	5	380	1.3	5	0.54	1.1	14	30	1679	4.79	2.09	1.67	574	15	2.03	15	780	20	0.01	5	143	0.34	134	10	152	20
JM RC-08-04	66	68	102096	EXT	0.175	0.8	7.25	13	380	1.4	9	0.42	1.1	14	28	1915	5.61	2.1	1.66	636	26	2.22	16	630	17	0.04	5	108	0.34	138	10	160	20
JM RC-08-04	68	70	102097	EXT	0.164	0.8	6.98	11	410	1.5	8	0.28	1.3	16	28	3070	4.62	1.86	1.57	576	26	2.47	14	670	27	0.04	5	108	0.28	124	10	187	20
JM RC-08-04	70	72	102098	EXT	0.316	1	7.36	11	640	1.5	9	0.37	1.1	16	28	2110	5.29	2.26	1.47	635	160	1.96	15	710	122	0.16	5	123	0.28	142	10	340	20
JM RC-08-04	72	74	102099	EXT	0.254	1.3	7.62	5	480	1.5	10	0.29	1.1	16	28	2190	5.46	1.67	1.43	607	82	2.4	28	730	36	0.14	5	133	0.28	125	10	287	20
JM RC-08-04	74	76	102100	EXT	0.3	3.9	6.78	11	400	1.5	28	0.26	1.1	9	27	2280	5.76	1.82	1.86	741	191	1.94	11	670	461	0.47	5	129	0.22	111	10	214	110
JM RC-08-04	76	78	102101	EXT	0.22	1	7.45	10	436	1.5	8	0.16	1.1	11	25	1565	5.14	2.45	1.19	527	66	0.91	11	740	18	0.05	5	62	0.25	136	10	180	20
JM RC-08-04	78	80	102102	EXT	0.233	0.7	7	11	480	1.6	7	0.15	1.2	12	24	2270	4.4	2.81	1.4	504	93	1.5	17	670	15	0.01	5	66	0.25	136	10	170	20
JM RC-08-04	80	82	102103	EXT	0.17	0.6	7.4	9	680	1.4	5	0.16	1.2	13	31	1680	4.66	2.26	1.51	413	36	1.91	16	730	15	0.01	5	108	0.21	136	10	112	20
JM RC-08-04	82	84	102104	EXT	0.144	0.6	7.44	12	500	1.4	6	0.27	1.2	14	33	1315	5.16	1.76	1.74	486	36	2.86	16	730	22	0.01	5	121	0.28	138	10	136	20
JM RC-08-04	84	86	102105	EXT	0.164	0.6	7.64	6	520	1.4	6	0.3	1	14	30	1165	4.86	1.66	1.67	441	22	2.91	17	780	14	0.01	5	118	0.25	135	10	119	10
JM RC-08-04	86	88	102106	EXT	0.146	0.6	7.64	12	530	1.5	6	0.34	1.2	14	32	1365	4.99	2.2	1.72	480	28	2.71	16	730	16	0.01	5	138	0.27	132	10	128	10
JM RC-08-04	88	90	102107	ORG	0.212	0.7	7.4	5	540	1.5	6	0.29	0.8	13	25	1575	4.29	2.16	1.6	536	34	2.1	15	630	15	0.01	5	111	0.25	118	10	136	10
JM RC-08-04	90	92	102108	EXT	0.224	0.6	7.79	6	580	1.5	6	0.24	1.1	14	28	2119	4.64	2.06	1.61	480	36	2.38	16	660	14	0.01	5	102	0.28	122	10	130	10
JM RC-08-04	92	94	102110	EXT	0.191	0.9	7.43	7	610	1.3	6	0.26	1.4	14	29	2980	4.99	2.24	1.63	460	84	2.26	21	1120	19	0.01	5	126	0.26	120	10	129	10
JM RC-08-04	94	96	102111	EXT	0.196	0.6	8.05	4	690	1.5	6	0.31	1.2	19	63	3330	5.12	2.26	1.94	575	75	1.83	24	1300	14	0.01	5	64	0.25	140	10	160	10
JM RC-08-04	96	98	102112	EXT	0.32	1.1	7.47	6	450	1.5	10	0.27	1	14	57	10000	4.41	2.16	1.33	460	132	0.7	16	650	16	0.33	5	36	0.25	102	10	160	10
JM RC-08-04	98	100	102113	EXT	0.139	0.6	7.47	10	540	1.6	8	0.3	0.8	13	58	3710	5.06	2.13	1.56	460	76	1.56	17	430	8	0.07	5	77	0.23	136	10	168	10
JM RC-08-04	100	102	102114	EXT	0.23	0.7	7.66	10	530	1.7	6	0.26	1.3	17	124	3740	5.52	2.17	1.72	500	60	2.46	16	560	11	0.01	5	68	0.26	144	10	190	10
JM RC-08-04	102	104	102115	EXT	0.183	0.7	7.63	6	730	1.5	5	0.21	1.2	14	66	3700	5.06	2.23	1.5	460	66	1.8	17	640	11	0.01	5	71	0.35	134	10	174	10
JM RC-08-04	104	106	102116	EXT	0.196	1.3	7.66	6	600	1.5	10	0.15	1.1	11	78	5140	4.81	2.21	1.11	572	140	0.73	14	730	21	0.13	5	34	0.2	116	10	167	10
JM RC-08-04	106	108	102117	EXT	0.271	1	7.65	10	750	1.6	8	0.16	1.3	14	63	2110	5.74	2.14	1.43	757	110	0.62	17	660	43	0.13	5	50	0.21	134	10	168	10
JM RC-08-04	108	110	102118	EXT	0.175	1	7.91	7	510	1.7	7	0.29	1.4	15	116	1700	5.14	1.96	1.79	580	86	2.5	23	620	19	0.01	5	124	0.23	140	10	165	10
JM RC-08-04	110	112	102119	EXT	0.244	0.9	7.84	15	580	1.6	6	0.24	0.6	14	65	2220	4.84	2.12	1.7	502	80	1.74	16	670	16	0.02	5	68	0.28	140	10	147	10
JM RC-08-04	112	114	102120	EXT	0.194	1.2	8.23	6	680	1.5	6	0.21	0.8	12	63	1665	3.76	2.11	1.28	774	108	3.34	15	630	33	0.03	5	60	0.2	84	10	176	10
JM RC-08-04	114	116	102121	EXT	0.157	0.6	6.56	5	790	1.1	3	0.12	0.5	7	192	640	2.7	2.5	0.79	602	56	2.16	13	300	31	0.03	5	68	0.12	44	10	140	10
JM RC-08-04	116	118	102122	EXT	0.141	0.8	6.67	17	470	1.2	4	0.14	0.8	6	63	1380	2.74	2.36	0.67	528	80	1.93	7	520	30	0.04	5	40	0.13	60	10	137	10
JM RC-08-04	118	120	102123	EXT	0.146	0.8	7.74	11	480	1.4	7	0.3	1.2	15	42	2200	4.56	2.18	1.46	534	167	1.81	8	1100	23	0.01	5	72	0.37	166	10	146	10
JM RC-08-04	120	122	102124	EXT	0.216	0.6	7.76	7	650	1.5	5	0.2	1	13	115	1790	4.81	2.36	1.7	581	78	1.32	15	660	14	0.01	5	37	0.25	122	10	152	10
JM RC-08-04	122	124	102125	EXT	0.236	0.6	7.25	7	630	1.5	5	0.17	1.2	14	66	1660	4.2	2.25	1.5	460	66	1.52	16	660	15	0.01	5	41	0.23	134	10	134	10
JM RC-08-04	124	126	102126	EXT	0.25	0.6	7.37	5	600	1.5	5	0.15	1.4	14	66	1650	3.94	2.83	1.58	517	77	1.76	14	830	17	0.01	5	45	0.23	122	10	153	10
JM RC-08-04	126	128	102127	EXT	0.133	0.6	7.66	6	560	1.4	7	0.3	1.1	12	109	1755	4.46	2.13	1.75	546	81	2.16	17	1050	9	0.01	5	66	0.25	135	10	112	10
JM RC-08-04	128	130	102128	ORG	0.191	0.7	7.47	6	640	1.5	6	0.27	1.1	12	27	1960	4.81	2.24	1.66	480	64	2.06	17	870	12	0.01	5	90	0.25	138	10	119	10
JM RC-08-04	130	132	102130	EXT	0.184	0.6	7.7	17	610	1.4	6	0.33	0.6	16	36	1666	4.46	1.95	1.75	507	63	2.32	22	640	12	0.01	5	87	0.28	136	10	115	10
JM RC-08-04	132	134	102131	EXT	0.177	0.7	7.71	5	580	1.4	11	0.26	1.1	13	33	1620	4.42	2.32	1.66	465	66	1.81	18	670	12	0.01	5	96	0.28	147	10	91	10
JM RC-08-04	134	136	102132	EXT	0.152	0.9	7.5	5	520	1.5	10	0.37	0.9	12	31	1275	4.46	1.67	1.66	540	76	2.31	17	660	16	0.01	5	106	0.28	137	10	115	10
JM RC-08-04	136	138	102133	EXT	0.221	1	6.86	27	640	1.4	4	0.14	0.9	9	31	1635	3.36	2.25	1.33	671	144	1.12	14	660	16	0.02	5	61	0.16	116	10	125	20
JM RC-08-04	138	140	102134	EXT	0.16	1	7.44	14	630	1.4	3	0.27	0.9	13	25	1075	3.70	2.13	1.50	431	50	2.42	10	730	13	0.09	5	100	0.27	120	10	104	10
JM RC-08-04	140	142	102135	EXT	0.213	0.6	7.5	16	780	1.5	6	0.29	1.1	13	26	1205	3.79	2.46	1.66	464	75	2.06	15	640	12	0.05	5	66	0.24	124	10	117	10
JM RC-08-04	142	144	102136	EXT	0.251	0.7	6.64	5	480	1.3	4	0.17	1.1	10	27	1330	3.86	2.07	1.56	416	175	1.04	10	680	75	0.07	5	51	0.19	117	10	145	10
JM RC-08-04	144	146	102137	EXT	0.272	0.8	7.43	9	530	1.6	10	0.16	1.1	11	30	1480	4.20	2.04	1.3	906	142	0.5	17	680	20	0.24	5	36	0.15	122	10	184	10
JM RC-08-04	146	148	102138	EXT	0.198	1	7.38	12	480	1.5	7	0.15	1.1	14	23	1110	4.25	2.48	1.46	481	122	0.79	14	600	18	0.03	5	27	0.15	122	10	145	10
JM RC-08-04	148	150	102139	EXT	0.203	0.8	6.91	5	460	1.3	7	0.15	1	9	22	1195	3.77	2.2	1.38	624	138	0.8	12	700	14	0.1	5	38	0.19	100	10	154	10
JM RC-08-04	150	152	102140	EXT	0.24	0.8	7.5	7	630	1.6	5	0.18	1.3	11	25	1285	4.38	2.54	1.38	616	112	1.16	12	640	15	0.14	5	81	0.16	110	10	144	10
JM RC-08-04	152	154	102141	EXT	0.278	0.8	7.34	5	620	1.5	7	1.54	1.2	11	25	2540	4.03	2.28	1.42	666	124	1.22	13	780	14	1.31	5	145	0.21	112	10	157	10
JM RC-08-04	154	156	102142	EXT	0.238	0.8	7.06	5	510	1.2	7	3.07	0.8	11	21	3540	3.31	2.12	1.52	785	63	1.28	11	720	17	2.75	5	242	0.21	116	10	104	10
JM RC-08-04	156	158	102143	EXT	0.174	0.6	7.23	5	500	1.2	8	2.47	0.8	13	28	2400	4.24	1.8	1.54	627	58	2.14	14	780	13	3.25	5	218	0.25	123	10	112	10
JM RC-08-04	158	160	102144	EXT	0.168	0.5	6.85	8	480	1.2	6	3.17	0.8	13	23	2400	3.05	1.8	1.52	580	128	1.86	13	730	10	2.58	5	246	0.25	110	10	118	10
JM RC-08-04	160	162	102145	EXT	0.173	0.7	7.08	14	510	1.3	5	3.71	1	13	28	2580	3.74	2.01	1.47	662	162	1.61	15	630	12	3.04	5	253	0.23	118	10	128	10
JM RC-08-04	162	164	102146	EXT	0.206	0.7	7.18	8	580	1.3	3	3.15	0.8	12	24	3240	3.51	1.65	1.48	715	162	1.64	16	740	34	2.54	5	256	0.23	113	10	130	10
JM RC-08-04	164	166	102147	EXT	0.163	1	7.81	8	510	1.3	6	3.27	0.8	11	26	2700	3.32	1.84	1.48	680	131	1.84	14	730	25	2.78	5	203	0.23	108	10	166	10
JM RC-08-04	166	168	102148	EXT	0.158	0.8	7.04	15	500	1.3	7	3.38	0.8	14	26	2230	3.88	1.86	1.56	620	91	1.36	15	780	8	3.64	5	204	0.22	118	10	88	10
JM RC-08-04	168	170	102149	EXT	0.21	0.5	7.38	8	570	1.6	3	3.65	0.7	14	12	3000	3.28	2.23	1.4	633	387	0.86	12	1140	13	3.16	10	200	0.06	88	10	84	10
JM RC-08-04	170	172	102150	EXT	0.777	3.1	7	42	480	1.4	3	3.12	2	15	21	5070	3.51	2.38	1.21	1410	287	0.28	16	680	66	3.28	50	147	0.16	114	10	381	40
JM RC-08-04	172	174	102151	EXT	0.236	1.3	7.18	14	410	1.2	6	3.34	0.6	14	27	4340	3.64	2.44	1.54	1285	166	0.26	21	630	16	3.07	8	177	0.25	128	10	133	10
JM RC-08-04	174	176	102152	EXT	0.168	0.7	7.6	10	380	1.4	6	3.24	1.2	12	24	2740	3.16	2.44	1.43	788	126	0.65	16	800	13	2.01	10	166	0.21	114	10	108	10
JM RC-08-04	176	178	102153	EXT	0.146	1.2	7.42	5	380	1.4	7	3.12	0.8	13	30	2950	3.79	2.41	1.56	1550	152	0.79	17	630	17	2.8	5	143	0.23	115	10	171	10
JM RC-08-04	178	180	102154	EXT	0.134	1	7.48	6	380	1.2	8	3.41	0.8	15	22	2480	3.8	2.46	1.52	1040	137	0.64	15	860	17	3.16	5	213	0.21	116	10	154	10
JM RC-08-04	180	182	102155	EXT	0.168	1	6.85	10	430	1.2	10	5.7	0.9	11	23	2180	3.46	1.86	1.48	1070	211	1.32	18	700	23	3.32	5	280	0.21	108	10	154	10
JM RC-08-04	182	184	102156	EXT	0.11	0.6	7.1	6	420	1.2	9	3.21	0.8	18	29	1845	3.78	1.8	1.58	1146	145	1.73	15	790	34	2.82	5	215	0.34	118	10	178	10
JM RC-08-04	184	186	102157	EXT	0.129	0.6	6.23	5	380	1.2	7	3.36	0.8	12	21	2140	3.46	1.86	1.37	711	187	1.06	13	718	14	3.11	5	210	0.21	106	10	110	10
JM RC-08-04	186	188	102158	EXT	0.161	0.6	7.52	5	480	1.4	10	3.79	1	14	23	2450	3.54	2.37	1.5	728	103	1.18	15	780	4	3.64	5	217	0.22	116	10	91	10
JM RC-08-04	188	190	102159	ORG	0.162	1.3	6.82	5	450	1.3	9	3.66	1.1	13	22	3520	3.58	2.28	1.38	788	438	0.82	13	720	26	3.66	5	282	0.17	104	10	114	10
JM RC-08-04	190	192	102161	EXT	0.136	0.6	7.38	11	400	1.3	8	2.87	0.8	13	24	2850	4.04	1.98	1.58	807	182	1.62	14	630	6	2.8	5	215	0.23	122	10	121	10
JM RC-08-04	192	194	102162	EXT	0.136	0.6	7.38	11	380	1.3	8	3.27	1	13	28	2150	3.82	1.86	1.61	713	201	1.87	14	620	15	2.85	5	244	0.23	121	10	98	10
JM RC-08-04	194	196	102163	EXT	0.182	1	7.38	5	510	1.3	8	3.56	0.9	14	23	2980	3.43	2.12	1.45	834	128	1.48	14	620	9	3.28	5	252	0.18	114	10	98	20
JM RC-08-04	196	198	102164	EXT	0.156	0.9	7.04	6	480	1.5	8	3.76	0.8	13	21	2750	3.01	2.08	1.37	866	272	1.16	13	610	14	3.36	5	229	0.18	117	10	98	20
JM RC-08-04	198	200	102165	EXT	0.144	0.6	7.74	15	420	1.5	7	2.82	1.1	17	27	2470	3.81	1.93	1.72	888	108	2.02	16	620	17	2.77	5	301	0.23	135	10	108	10
JM RC-08-04	200	202	102166	EXT	0.186	1.5	7.56	7	380	1.4	7	3.32	1.1	14	27	3240	3.56	2.01	1.81	854	178	1.88	16	620	37	3.12	5	175	0.21	120	10	180	60
JM RC-08-04	202	204	102167	EXT	0.178	1.2	7.62	6	380	1.4	4	3.46	1	13	28	3200	3.48	2.01	1.68	687	196	1.7	16	680	40	3.27	5	180	0.22	120	10	158	30
JM RC-08-04	204	206	102168	EXT	0.132	2	7.73	35	450	1.5	8	3.78	1.6	22	22	2820	3.67	2.72	1.2	1600	128	0.31	16	630	258	4.05	30	250	0.14	108	10	244	280
JM RC-08-04	206	208	102169	EXT	0.173	1.6	6.5	18	770	1.7	6	3.33	4.4	11	22	3340	3.21	2.62	1.32	1995	163	0.73	14	1010	265	2.82	13	244	0.19	120	10	514	440
JM RC-08-04	208	210	102170	EXT	0.166	0.7	7.88	16	860	1.3	5	3.42	0.9	10	22	2780	3.24	2.28	1.34	1680	182	0.88	13	860	12	2.85	8	166	0.2	108	10	95	100
JM RC-08-04	210	212	102171	EXT	0.115	0.9	7.98	12	540	1.3	10	3.15	0.9	11	22	2210	3.62	2.18	1.52	1620	137	1.2	14	920	13	2.71	7	221	0.25	120	10	108	40
JM RC-08-04	212	214	102172	EXT	0.208	1.5	7.98	43	640	1.5	6	2.8	3.6	12	22	2780	3.38	2.44	1.28	1710	158	0.88	16	990	174	2.85	21	181	0.21	124	10	447	420
JM RC-08-04	214	216	102173	EXT	0.138	0.6	7.63	10	530	1.3	8	3.2	0.7	17	30	2740	3.33	2.48	1.34	727	109	0.3	14	640	11	3.24	8	208	0.12	103	10	60	50
JM RC-08-04	216	218	102174	EXT	0.145	0.6	7.94	5	550	1.3	8	2.78	1	12	21	2100	3.25	2.34	1.5	545	81	0.67	13	610	12	2.73	5	254	0.15	108	10	74	30
JM RC-08-04	218	220	102175	EXT	0.144	0.7	7.78	5	580	1.5	8	2.54	0.6	14	21	2640	3.54	1.95	1.78	663	136	1.46	16	630	18	3.24	5	245	0.21	120	10	83	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-08-04	220	222	102176	EXT	0.104	0.5	6.13	15	830	1.5	8	2.57	1	11	25	2030	3.54	2.16	1.81	843	108	0.89	14	870	14	2.14	5	344	0.21	123	10	123	10
JM RC-08-04	222	224	102177	EXT	0.173	0.9	6.07	8	570	1.4	2	3.37	0.8	14	25	2880	3.14	2.4	1.51	643	185	0.72	14	940	12	3.34	5	198	0.14	106	10	100	10
JM RC-08-04	224	226	102178	EXT	0.163	0.7	7.65	8	460	1.2	8	3.61	0.8	18	25	3060	3.8	1.77	1.64	614	122	7.7	15	900	13	3.6	5	248	0.2	118	10	82	10
JM RC-08-04	226	228	102179	EXT	0.172	0.7	7.61	7	460	1.5	7	3.08	0.7	14	24	2940	3.12	2.28	1.46	528	186	0.56	15	860	21	3.16	5	177	0.14	101	10	83	10
JM RC-08-04	228	230	102180	EXT	0.175	0.5	6.48	9	480	1.5	10	1.61	0.7	24	18	2880	4.28	1.98	2.11	617	142	1.16	19	2200	7	1.67	5	168	0.3	108	10	67	10
JM RC-08-04	230	232	102181	EXT	0.112	0.6	6.45	12	580	1.6	7	1.8	1.1	33	52	2140	6.14	1.82	3.39	725	118	0.48	75	640	9	2.86	5	129	0.28	101	10	73	10
JM RC-08-04	232	234	102182	EXT	0.11	1	7.61	5	318	1.4	2	1.02	1.0	20	28	2290	3.98	1.98	1.97	887	61	1.82	25	880	14	1.88	5	52	0.16	132	10	140	20
JM RC-08-04	234	236	102183	ORG	0.112	1.1	7.08	5	168	1.1	2	1.48	0.8	17	27	2140	3.33	1.34	2.81	525	53	2.05	20	880	13	1.62	5	75	0.21	120	10	87	10
JM RC-08-04	236	238	102185	EXT	0.008	0.6	7.12	8	980	1.5	2	3.06	0.8	25	316	1486	4.27	1.35	3.19	604	73	6.86	85	1818	11	3.75	5	100	0.24	168	10	77	10
JM RC-08-04	238	240	102186	EXT	0.081	1	4.77	5	300	1.2	2	5.26	1	18	126	1830	3.48	1.3	1.74	580	58	1.16	37	1176	18	3.86	5	112	0.22	122	10	48	10
JM RC-08-04	240	242	102187	EXT	0.142	1.1	4.57	5	380	1.3	2	2.56	2.3	18	72	2290	2.74	1.87	1.54	630	129	0.7	19	880	125	2.9	5	86	0.17	100	10	371	10
JM RC-08-04	242	244	102188	EXT	0.112	0.8	6.45	5	270	1	2	3.61	0.7	20	21	1950	3.07	1.78	1.2	342	62	0.67	15	720	8	5.08	5	129	0.11	64	10	43	10
JM RC-08-04	244	246	102189	EXT	0.11	0.8	5.90	9	300	1	2	3.47	0.8	14	23	1880	2.63	1.67	1.44	387	53	0.32	11	690	6	4	5	158	0.12	48	10	44	10
JM RC-08-04	246	248	102190	EXT	0.142	0.8	5.88	8	230	0.8	2	2.67	0.7	12	20	2160	2.27	1.46	1.28	347	47	0.65	9	610	4	5.38	5	108	0.1	78	10	37	10
JM RC-08-04	248	250	102191	EXT	0.085	0.8	7.14	8	280	1.2	2	3.42	0.8	15	102	1750	3.49	1.52	2.29	511	47	0.56	25	1100	5	4.41	5	85	0.18	118	10	47	10
JM RC-08-04	250	252	102192	EXT	0.114	0.7	6.13	6	280	1.1	2	4.08	0.7	17	63	2310	2.84	1.5	1.78	495	98	0.12	21	940	5	4.84	5	98	0.15	88	10	48	10
JM RC-08-04	252	254	102193	EXT	0.16	1	4.88	7	350	1.1	2	1.68	0.7	15	31	3280	2.88	1.87	1.54	627	95	0.36	16	780	8	2.03	5	75	0.14	87	10	68	10
JM RC-08-04	254	256	102194	EXT	0.201	1.1	6.38	5	350	1.1	2	3.35	0.7	15	15	3470	2.48	1.8	1.02	382	70	0.89	10	670	7	4.01	5	141	0.11	82	10	48	10
JM RC-08-04	256	258	102195	EXT	0.145	0.7	7.07	7	410	1.3	2	3.62	0.7	18	20	2720	2.81	2.04	1.36	373	58	0.62	13	750	7	4.37	5	125	0.12	88	10	48	10
JM RC-08-04	258	260	102196	EXT	0.215	1	5.87	5	250	1.1	2	4.61	0.8	16	18	3880	3.84	1.8	1.1	378	88	0.74	10	610	8	5.77	5	128	0.13	46	10	52	10
JM RC-08-04	260	262	102197	EXT	0.176	1	6.38	7	430	1.2	2	2.73	0.7	13	16	2650	2.41	2.03	1.24	480	71	0.26	8	660	7	3.3	5	117	0.1	75	10	57	10
JM RC-08-04	262	264	102198	EXT	0.183	1	6.52	5	400	1.1	2	3.76	0.8	18	17	2250	3	1.98	1.36	480	61	0.42	8	660	8	4.44	5	128	0.13	92	10	58	10
JM RC-08-04	264	266	102199	EXT	0.226	1.2	6.88	8	380	1.2	2	3.33	0.8	18	18	2780	3.21	1.88	1.4	535	66	0.58	11	670	7	4.1	5	124	0.17	105	10	68	10
JM RC-08-04	266	268	102200	EXT	0.017	0.8	7.34	7	330	1	2	3.08	0.7	11	17	2480	3.06	1.72	1.5	586	56	1.14	11	618	7	3.81	5	135	0.16	108	10	54	10
JM RC-08-04	268	270	102201	ORG	0.187	1.5	7.08	8	400	1.2	2	3.11	0.8	17	17	2380	2.86	2.38	1.34	706	43	0.27	11	780	11	3.01	5	178	0.12	104	10	68	10
JM RC-08-04	270	272	102203	EXT	0.233	1.8	7.77	18	380	1.2	3	3.63	0.8	14	16	2818	3.37	2.13	1.36	788	78	0.79	12	840	11	3.98	5	181	0.21	118	10	68	10
JM RC-08-04	272	274	102204	EXT	0.153	0.8	7.29	5	340	1.4	2	4.44	0.8	21	20	2700	3.3	2.16	1.36	874	63	0.75	12	730	10	5.01	5	128	0.17	114	10	71	10
JM RC-08-04	274	276	102205	EXT	0.341	2.7	6.65	7	390	1.3	2	3.12	1.4	15	18	4410	3.3	2.15	1.44	1106	78	0.16	15	720	48	3.58	5	218	0.16	106	10	174	10
JM RC-08-04	276	278	102206	EXT	0.2	1	6.88	6	330	1.3	2	3.08	0.8	18	17	2570	3.06	2.08	1.36	797	90	0.42	8	750	8	3.38	5	224	0.17	105	10	67	10
JM RC-08-04	278	280	102207	EXT	0.15	1.1	6.64	23	530	1.5	2	2.1	0.8	17	18	2880	3.01	2.44	0.66	1305	143	0.18	12	750	10	2.88	5	168	0.1	87	10	88	40
JM RC-08-04	280	282	102208	EXT	0.136	1.3	6.8	70	810	1.5	2	2.26	1	22	17	3070	4.43	2.38	0.55	4640	118	0.2	15	810	10	3.12	5	88	0.14	114	10	112	170
JM RC-08-04	282	284	102209	EXT	0.147	0.8	6.81	8	340	1	2	3.15	0.8	14	18	2710	3.21	1.76	1.42	1575	86	0.86	11	720	7	3.13	5	122	0.16	104	10	88	10
JM RC-08-04	284	286	102210	EXT	0.177	1.6	6.7	9	410	1.2	2	3.09	1.3	14	15	3510	2.51	2.06	1.36	888	104	0.62	8	730	20	3.88	5	234	0.13	93	10	118	10
JM RC-08-04	286	288	102211	EXT	0.18	1.5	6.37	5	440	1.2	2	3.24	1.1	13	16	3380	2.87	1.87	1.48	1040	164	0.47	13	710	33	3.43	5	167	0.15	86	10	110	10
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-08-04	314	316	102225	EXT	0.118	1	6.88	5	530	1.3	3	2.63	1.1	11	22	2270	3.2	1.79	1.58	647	41	1.38	13	630	54	2.56	5	190	0.2	123	10	68	10
JM RC-08-04	316	318	102226	EXT	0.157	1.4	7.7	8	480	1.3	2	3.47	1	18	22	2770	3.7	1.68	1.64	972	87	1.7	12	880	17	3.04	5	198	0.22	128	10	79	10
JM RC-08-04	318	320	102227	EXT	0.118	1.7	7.82	5	480	1.4	4	3.08	3.1	13	20	2540	3.48	2.27	1.8	1355	44	0.48	13	820	158	3.35	5	146	0.71	128	10	351	20
JM RC-08-04	320	322	102228	EXT	0.145	1	7.95	11	540	1.5	4	2.56	1.2	12	23	2040	3.73	2.15	1.58	1170	54	0.43	11	600	30	2.40	5	172	0.25	138	10	168	10
JM RC-08-04	322	324	102229	EXT	0.138	1.5	8.32	18	630	1.6	2	1.86	1.1	15	23	3470	3.98	2.77	1.42	1550	73	0.2	12	1040	11	2.43	5	87	0.2	138	10	114	20
JM RC-08-04	324	326	102230	EXT	0.125	1	7.17	16	380	1.2	2	3.3	1.1	17	20	2400	3.23	2.08	1.47	780	120	0.91	15	770	13	3.7	5	182	0.14	111	10	70	10
JM RC-08-04	326	328	102231	EXT	0.097	1.2	7.08	9	430	1.3	2	3.11	1	16	21	2420	3.51	2.04	1.8	1030	71	1.3	11	650	22	3.14	5	222	0.16	118	10	78	10
JM RC-08-04	328	330	102232	ORG	0.153	1.4	7.52	5	480	1.3	2	3.38	0.8	21	22	3100	3.73	2.13	1.64	868	81	1.15	16	630	21	3.53	5	206	0.16	118	10	78	10
JM RC-08-04	330	332	102234	EXT	0.134	1.1	7.34	8	480	1.3	2	3.2	1	14	20	2180	3.56	1.78	1.72	905	108	1.4	13	600	33	2.82	5	242	0.22	130	10	81	10
JM RC-08-04	332	334	102235	EXT	0.121	1.2	7.48	8	480	1.3	2	2.88	1.2	11	28	1785	3.93	1.78	1.83	903	51	1.38	13	630	31	2.31	5	231	0.24	138	10	98	10
JM RC-08-04	334	336	102236	EXT	0.088	0.9	7.83	5	418	1.1	2	3.81	0.8	13	22	2330	3.37	1.72	1.58	884	48	1.46	13	780	11	2.78	5	211	0.2	123	10	44	10
JM RC-08-04	336	338	102237	EXT	0.101	0.8	8.15	8	570	1.2	2	3.88	0.8	11	23	2380	3.62	1.7	1.64	714	83	1.88	12	900	12	2.96	5	281	0.22	138	10	54	10
JM RC-08-04	338	340	102238	EXT	0.101	0.7	7.38	5	530	1.2	2	3.81	0.8	14	20	2200	3.26	1.88	1.54	633	50	1.24	11	840	8	3.04	5	271	0.15	120	10	40	10
JM RC-08-04	340	342	102239	EXT	0.082	0.4	7.85	5	530	1.3	3	3.31	0.8	18	21	2070	3.06	1.98	1.66	815	54	1.5	12	930	4	3.19	5	288	0.16	130	10	58	10
JM RC-08-04	342	344	102240	EXT	0.188	0.8	8.14	8	540	1.3	2	3.44	1	18	21	2050	3.63	1.94	1.72	908	102	1.81	15	940	9	3.54	5	248	0.16	127	10	37	10
JM RC-08-04	344	346	102241	EXT	0.134	1	7.62	6	600	1.3	2	3.3	1	15	28	2870	3.94	1.82	1.74	986	54	1.86	15	930	7	3.13	5	248	0.2	138	10	38	10
JM RC-08-04	346	348	102242	EXT	0.102	0.8	7.54	5	900	1.2	2	3.61	0.8	14	32	2480	3.4	1.82	1.86	927	90	1.12	15	780	7	3.62	5	241	0.21	128	10	42	10
JM RC-08-04	348	350	102243	EXT	0.14	0.9	7.48	5	450	1.2	3	3.53	0.8	14	29	2018	3.48	1.7	1.93	984	57	1.5	17	780	8	3.1	5	258	0.22	138	10	88	10
JM RC-10-04	0	2	102244	EXT	0.448	1.1	5.77	8	620	0.5	2	0.29	0.7	1	13	180	3.42	2.1	0.21	167	34	0.29	1	800	96	1.18	5	279	0.13	86	10	40	110
JM RC-10-04	2	4	102245	EXT	0.531	1.4	5.36	15	570	0.5	2	0.12	0.5	1	8	71	3.01	2.28	0.14	100	43	0.1	1	640	34	0.82	5	241	0.11	62	10	22	70
JM RC-10-04	4	6	102246	EXT	0.369	1.2	6.42	15	540	0.5	2	0.12	0.7	1	14	68	4.06	2.55	0.14	79	58	0.08	1	730	22	0.78	5	243	0.08	83	10	11	240
JM RC-10-04	6	8	102247	EXT	0.475	1.8	5.93	12	480	0.5	2	0.11	0.5	1	24	62	4.44	2.28	0.1	91	48	0.08	1	640	90	0.88	5	279	0.08	82	10	13	80
JM RC-10-04	8	10	102248	EXT	0.536	1.8	3.43	15	350	0.5	2	0.06	0.6	1	18	75	3.02	1.58	0.05	93	28	0.07	1	880	82	0.88	5	170	0.08	48	10	11	91
JM RC-10-04	10	12	102249	EXT	0.168	1	5.48	20	480	0.5	2	0.17	0.7	1	46	51	6.87	1.84	0.02	77	41	0.1	1	1740	158	1.1	5	350	0.08	86	10	10	20
JM RC-10-04	12	14	102250	EXT	0.316	1.8	4.88	18	510	0.5	2	0.2	0.5	1	53	73	3.98	1.48	0.04	41	26	0.08	1	1660	184	0.88	5	349	0.12	88	10	8	40
JM RC-10-04	14	16	102251	EXT	0.888	3.2	4.11	8	380	0.5	2	0.07	0.5	1	10	110	3.63	2	0.07	47	73	0.07	1	620	114	1.6	5	138	0.08	78	10	11	210
JM RC-10-04	16	18	102252	EXT	0.778	1.4	3.94	12	410	0.5	2	0.08	0.6	1	12	157	3.84	1.7	0.07	48	40	0.07	1	980	87	1.46	5	148	0.11	47	10	13	170
JM RC-10-04	18	20	102253	EXT	0.714	1.3	3.78	32	380	0.5	5	0.08	1.6	1	18	67	6.38	1.36	0.06	96	54	0.06	7	540	58	0.73	5	138	0.08	73	10	16	40
JM RC-10-04	20	22	102254	EXT	0.634	1.1	4.23	16	530	0.5	4	0.07	0.6	1	17	55	3.08	1.56	0.05	48	56	0.07	6	670	75	0.48	5	276	0.08	58	10	11	50
JM RC-10-04	22	24	102255	EXT	0.442	1.2	4.58	14	480	0.5	5	0.08	0.6	1	5	48	2.08	1.72	0.08	81	14	0.05	5	660	42	0.54	5	337	0.12	57	10	11	140
JM RC-10-04	24	26	102256	ORG	0.16	0.8	5	14	880	0.5	4	0.1	0.6	1	6	31	2.28	1.52	0.05	63	10	0.08	5	1030	184	0.67	5	377	0.1	61	10	9	30
JM RC-10-04	26	28	102258	EXT	0.13	0.8	4.66	11	650	0.5	6	0.08	0.8	1	5	37	3.45	1.56	0.05	66	38	0.08	3	650	132	1.16	5	319	0.08	98	10	8	40
JM RC-10-04	28	30	102259	EXT	0.125	0.8	4.86	12	880	0.5	5	0.07	0.6	1	6	42	3.00	1.66	0.02	91	33	0.06	5	600	142	1.11	5	283	0.08	52	10	8	30
JM RC-10-04	30	32	102260	EXT	0.173	1.4	5.85	23	780	0.5	6	0.1	1.3	1	6	38	5.18	1.62	0.03	48	28	0.13	8	1280	134	1.27	5	423	0.07	88	10	11	30
JM RC-10-04	32	34	102261	EXT	0.18	1.1	6.25	13	640	0.5	6	0.08	0.8	1	5	47	4.6	1.61	0.04	98	54	0.08	8	620	125	0.67	5	288	0.13	67	10	8	20
JM RC-10-04	34	36	102262	EXT	0.363	1.1	5.73	16	980	0.5	8	0.1	0.8	1	6	54	2.51	1.88	0.06	81	41	0.1	5	1018	108	1.55	5	415	0.11	98	10	8	40
JM RC-10-04	36	38	102263	EXT	0.308	0.8	5.77	25	730	0.5	7	0.08	0.8	1	4	34	2.13	1.88	0.07	58	41	0.12	4	900	53	1.06	5	348	0.11	58	10	11	40
JM RC-10-04	38	40	102264	EXT	0.328	1.1	7.11	19	880	0.5	5	0.1	0.8	1	5	61	3.54	1.82	0.1	80	23	0.15	5	600	53	1.14	5	312	0.15	60	10	14	300
JM RC-10-04	40	42	102265	EXT	0.303	1	6.6	13	980	0.5	5	0.08	0.7	6	5	142	2.7	1.75	0.08	43	37	0.11	7	610	48	2.12	5	382	0.12	44	10	11	70
JM RC-10-04	42	44	102266	EXT	0.324	0.6	6.26	8	480	0.5	7	0.08	1.2	5	5	888	4.14	1.82	0.11	68	37	0.09	7	850	45	2.52	5	328	0.11	62	10	14	20
JM RC-10-04	44	46	102267	EXT	0.107	0.5	6.66	25	650	0.5	4	0.11	0.8	1	5	33	3.76	2.02	0.12	84	18	0.1	4	1110	58	0.34	5	418	0.11	82	10	14	20
JM RC-10-04	46	48	102268	EXT	0.218	0.7	6.58	17	810	0.5	5	0.08	0.8	1	6	32	2.75	1.88	0.11	80	11	0.1	7	620	68	0.95	5	358	0.11	78	10	13	10
JM RC-10-04	48	50	102269	EXT	0.307	0.5	5.36	7	510	0.5	4	0.07	0.5	1	7	47	1.36	1.8	0.08	82	8	0.07	3	730	68	0.31	5	278	0.1	54	10	13	10
JM RC-10-04	50	52	102270	EXT	0.28	1.1	4.83	10	480	0.5	4	0.08	0.8	2	14	58	1.78	1.88	0.08	80	7	0.1	5	880	59	0.8	5	220	0.13	57	10	18	20
JM RC-10-04	52	54	102271	EXT	0.845	1.1	5.88	24	900	0.5	6	0.1	1.3	6	12	1285	4.43	1.75	0.13	67	38	0.07	8	970	78	2.01	5	308	0.19	70	10	11	10
JM RC-10-04	54	56	102272	EXT	0.802	1.2	5	8	380	0.5	11	0.08	1.1	19	20	3450	4.22	1.72	0.11	79	35	0.06	14	880	38	3.13	5	280	0.19	40	10	12	20
JM RC-10-04	56	58	102273	EXT	0.765	1.5	6.11	18	180	0.5	7	0.15	1.6	21	95	5610	5.67	1.66	0.1	27	25	0.07	23	1650	36	5.47	5	642	0.27	100	10	10	30
JM RC-10-04	58	60	102274	EXT	0.881	1	5.84	28	900	0.5	7	0.12	1	20	48	5340	4.08	1.2	0.1	28	17	0.07	34	1300	33	4.98	5	473	0.21	62	10	10	30
JM RC-10-04	60	62	102275	EXT	0.646	1.6	4.88	17	170	0.5	9	0.06	1.1	21	16	7640	4.53	1.58	0.08	40	15	0.08	15	980	31	4.81	5	144	0.12	52	10	13	40
JM RC-10-04	62	64	102276	EXT	0.237	0.7	6.68	14	170	0.5	8	0.08	1.2	15	10	3870	4.3	1.75	0.11	71	14	0.08	12	910	30	4.72	5	318	0.12	68	10	7	40
JM RC-10-04	64	66	102277	EXT	0.32	0.8	6.94	19	370	0.5	6	0.08	1.2	11	18	4030	3.13	1.88	0.18	22	16	0.08	11	880	47	3.21	5	375	0.16	70	10	12	10
JM RC-10-04	66	68	102278	EXT	0.207	0.8	7.34	16	300	0.5	6	0.09	1	10	12	2840	4.08	1.7	0.14	22	21	0.12	11	980	51	3.85	5	406	0.13	61	10	9	10
JM RC-10-04	68	70	102279	EXT	0.388	0.8	8.2	17	290	0.5	7	0.07	0.9	13	12	5120	4.4	1.67	0.11	29	29	0.08	12	740	44	4.44	5	379	0.13	65	10	11	10
JM RC-10-04	70	72	102280	EXT	0.477	1	7.17	28	400	0.6	8	0.07	0.7	10	18	6280	2.7	1.61	0.18	22	21	0.08	11	680	41	2.27	5	438	0.22	78	10	17	10
JM RC-10-04	72	74	102281	EXT	0.686	0.8	7.4	15	378	0.5	2	0.08	1.1	11	29	8828	3.17	1.98	0.28	34	38	0.08	16	670	27	1.77	5	567	0.27	68	10	30	20
JM RC-10-04	74	76	102282	ORG	0.947	1.4	5.87	36	330	0.6	2	0.08	0.7	11	33	9380	3.32	1.63	0.14	20	16	0.06	16	600	31	3.81	5	565	0.28	63	10	11	10
JM RC-10-04	76	78	102284	EXT	1.405	1.1	7.53	41	330	0.6	8	0.08	1.1	16	47	5308	4.06	1.74	0.18	25	19	0.07	14	880	37	3.43	5	548	0.32	128	10	13	10
JM RC-10-04	78	80	102285	EXT	0.615	1	7.46	23	360	0.6	8	0.07	0.8	16	38	6340	3.73	1.8	0.18	28	21	0.08	16	1120	14	2.88	5	643	0.32	121	10	24	10
JM RC-10-04	80	82	102286	EXT	0.778	1.3	8.09	20	340	0.6	2	0.07	1.3	16	50	9870	4.88	1.43	0.25	32	15	0.06	22	880	21	3.79	5	885	0.38	156	10	47	10
JM RC-10-04	82	84	102287	EXT	0.74	1.2	8.13	28	310	0.6	2	0.07	1.4	23	78	9260	5.44	1.88	0.29	38	16	0.07	33	1030	23	4.02	5	825	0.38	151	10	45	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-10-04	84	86	102288	EXT	0.96	1.1	8.08	25	390	0.7	2	0.07	1	19	72	9530	3.87	1.86	0.51	45	20	0.07	32	1000	16	2.37	5	488	0.33	141	10	98	10
JM RC-10-04	86	88	102289	EXT	0.982	1.8	4.35	13	210	0.5	2	0.03	1.1	18	4	14000	3.25	1.37	0.18	44	20	0.04	12	350	18	3.41	5	157	0.06	38	10	38	10
JM RC-10-04	88	90	102290	EXT	0.788	1.8	4.98	16	180	0.5	2	0.04	1.1	22	19	13000	4.54	1.72	0.1	47	24	0.06	16	610	18	4.63	5	222	0.13	52	10	17	10
JM RC-10-04	90	92	102291	EXT	1.005	1.8	8.15	14	330	0.5	2	0.08	1.2	15	37	11600	4.25	1.71	0.2	41	27	0.05	15	800	24	2.67	5	428	0.24	82	10	25	10
JM RC-10-04	92	94	102292	EXT	0.947	2	5.35	8	370	0.5	2	0.08	0.7	8	16	14500	3.96	1.62	0.2	35	25	0.04	11	790	25	2.16	5	462	0.19	74	10	37	10
JM RC-10-04	94	96	102293	EXT	0.784	1.6	7.01	11	350	0.7	2	0.07	1.2	12	21	12500	4.87	1.75	0.23	41	31	0.06	16	830	28	2.36	5	577	0.28	87	10	41	10
JM RC-10-04	96	98	102294	EXT	0.836	1.7	5.87	16	300	0.5	8	0.08	1.4	10	11	9110	5.11	1.88	0.15	51	28	0.08	12	810	32	3.53	5	547	0.17	76	10	38	10
JM RC-10-04	98	100	102295	EXT	0.807	1.5	5.16	16	190	0.5	2	0.05	1.6	14	6	9810	6.05	1.84	0.1	53	32	0.07	11	830	25	6.45	5	520	0.12	62	10	18	10
JM RC-10-04	100	102	102296	EXT	0.629	2.1	5.03	15	130	0.5	2	0.07	1.3	15	7	14000	8.17	1.96	0.09	48	42	0.07	11	880	71	6.74	5	483	0.11	61	10	18	10
JM RC-10-04	102	104	102297	EXT	0.931	2	6.56	14	330	0.5	2	0.08	1	14	29	9250	4.52	1.8	0.15	38	36	0.07	17	990	20	3.07	5	851	0.29	112	10	23	10
JM RC-10-04	104	106	102298	EXT	0.736	1.4	7.89	16	360	0.5	8	0.08	1.6	13	46	9100	5.4	1.88	0.15	29	36	0.09	20	1010	25	2.78	5	853	0.36	138	10	21	10
JM RC-10-04	106	108	102299	EXT	0.774	2.3	7.35	19	390	0.6	2	0.09	1	9	40	17000	4.41	1.78	0.14	37	17	0.06	17	440	24	2.57	5	554	0.35	120	10	22	10
JM RC-10-04	108	110	102300	EXT	0.819	1.5	8.98	11	370	0.6	2	0.07	1.4	13	36	15500	4.72	1.72	0.12	37	16	0.07	22	1050	22	3.4	5	704	0.27	108	10	29	10
JM RC-10-04	110	112	102301	ORG	0.647	1.5	7.74	10	330	0.7	2	0.08	1	25	46	16000	4.04	1.65	0.28	40	20	0.07	19	930	12	2.08	5	636	0.35	125	10	48	10
JM RC-10-04	112	114	102303	EXT	0.774	1.7	7.81	17	300	0.7	2	0.08	1.4	24	52	9900	4.87	1.74	0.26	38	15	0.07	22	1010	18	3.92	5	788	0.28	128	10	46	10
JM RC-10-04	114	116	102304	EXT	0.868	1.2	7.82	19	310	0.7	8	0.08	1.3	23	57	8950	4.78	1.78	0.5	35	18	0.07	24	810	11	3.23	5	818	0.33	138	10	89	10
JM RC-10-04	116	118	102305	EXT	0.815	1.4	8.28	14	270	0.6	8	0.06	1.4	22	55	8810	5.5	1.8	0.33	32	37	0.07	24	830	24	4.3	5	679	0.28	140	10	50	10
JM RC-10-04	118	120	102306	EXT	1.33	1.7	7.97	34	250	0.6	12	0.08	1.3	18	50	6370	6.04	1.86	0.25	35	142	0.07	25	900	16	4.73	5	679	0.29	138	10	41	20
JM RC-10-04	120	122	102307	EXT	0.78	1.2	7.36	14	220	0.6	11	0.08	1.4	25	48	7560	5.75	1.77	0.24	32	28	0.07	23	870	18	5.02	5	651	0.25	123	10	61	10
JM RC-10-04	122	124	102308	EXT	0.86	1.6	6.8	24	330	0.5	2	0.08	1.2	18	29	13800	3.87	1.77	0.16	37	22	0.07	13	710	17	3.77	5	401	0.19	86	10	37	10
JM RC-10-04	124	126	102309	EXT	0.756	2.2	5.46	16	180	0.5	2	0.05	1.4	28	10	9880	5.35	1.72	0.11	48	32	0.07	12	810	25	5.78	5	387	0.08	61	10	33	10
JM RC-10-04	126	128	102310	EXT	0.841	1.9	6	15	290	0.5	2	0.04	1	30	11	17400	3.84	1.76	0.12	38	32	0.09	10	550	27	4.2	5	284	0.12	64	10	28	10
JM RC-10-04	128	130	102311	EXT	0.858	1.6	6.3	11	400	0.5	2	0.05	0.9	20	10	11400	3.02	1.80	0.13	48	66	0.08	11	510	30	2.8	5	253	0.14	53	10	32	10
JM RC-10-04	130	132	102312	EXT	0.574	1.4	6.38	14	250	0.5	8	0.05	1.1	22	8	8410	4.43	1.8	0.14	48	18	0.07	10	860	56	3.87	5	332	0.14	56	10	28	10
JM RC-10-04	132	134	102313	EXT	0.646	1.6	5.52	15	180	0.5	10	0.05	1.4	28	5	8080	4.85	1.88	0.16	48	26	0.06	10	550	25	4.82	5	198	0.08	52	10	23	10
JM RC-10-04	134	136	102314	EXT	0.785	1.6	5.41	17	220	0.5	11	0.05	1.1	17	6	8880	3.81	1.81	0.2	40	26	0.06	7	540	23	3.89	5	229	0.11	48	10	36	20
JM RC-10-04	136	138	102315	EXT	0.788	1.8	6.13	16	330	0.5	8	0.08	1.3	16	5	5880	3.7	1.83	0.18	38	88	0.05	8	720	18	3.22	5	348	0.1	53	10	30	10
JM RC-10-04	138	140	102316	EXT	0.651	1.7	5.8	16	300	0.5	8	0.07	1.1	16	5	7030	3.71	1.74	0.33	40	21	0.04	8	480	20	3.72	5	280	0.1	51	10	43	20
JM RC-10-04	140	142	102317	EXT	0.738	1.7	5.78	17	320	0.5	11	0.08	0.8	17	7	8880	3.43	1.71	0.26	41	30	0.04	8	640	28	3.41	5	272	0.08	48	10	28	20
JM RC-10-04	142	144	102318	EXT	0.724	2.1	5.4	9	160	0.6	2	0.05	1.3	20	6	12200	4.32	1.86	0.14	44	30	0.04	8	580	35	4.41	5	174	0.08	41	10	18	20
JM RC-10-04	144	146	102319	EXT	0.568	1.7	6.34	11	240	0.7	4	0.08	1.3	23	6	8180	4.17	1.64	0.22	35	27	0.05	7	740	44	4.3	5	274	0.08	48	10	28	20
JM RC-10-04	146	148	102320	EXT	0.457	1.6	6.48	10	200	0.6	10	0.08	1.1	19	5	8630	4.51	1.92	0.2	38	29	0.06	8	800	37	4.75	5	304	0.08	45	10	29	20
JM RC-10-04	148	150	102321	EXT	0.512	1.6	6.56	11	320	0.5	5	0.08	1	15	5	4870	4	1.86	0.27	36	22	0.08	7	670	27	3.84	5	270	0.1	45	10	33	10
JM RC-10-04	150	152	102322	EXT	0.486	1.7	6.98	15	340	0.6	7	0.08	1.1	27	6	4850	3.67	1.67	0.25	35	17	0.06	7	700	24	3.48	5	384	0.11	47	10	34	10
JM RC-10-04	152	154	102323	EXT	0.54	2.3	7.1	18	350	0.7	10	0.08	1.1	20	5	7260	3.95	2.05	0.35	38	19	0.07	8	1110	33	3.63	5	744	0.1	51	10	47	10
JM RC-10-04	154	156	102324	EXT	0.662	1.8	7.61	16	570	0.7	2	0.08	0.5	25	3	5330	3.75	1.63	0.4	40	17	0.06	7	790	30	2.95	5	378	0.14	40	10	46	40
JM RC-10-04	156	158	102325	EXT	0.575	1.7	6.81	20	310	0.7	5	0.08	1	28	5	7250	4.18	1.96	0.29	45	27	0.05	11	950	37	4	5	288	0.1	45	10	29	10
JM RC-10-04	158	160	102326	EXT	0.468	1.5	6.93	14	170	0.7	5	0.08	1.1	14	5	4590	4.57	1.66	0.3	39	36	0.07	8	580	24	4.8	5	198	0.1	46	10	29	10
JM RC-10-04	160	162	102327	EXT	0.54	1.2	6.77	12	330	0.7	7	0.05	1.8	22	5	4440	6.21	1.55	0.29	48	18	0.05	6	580	52	6.48	5	191	0.08	48	10	24	10
JM RC-10-04	162	164	102328	EXT	0.586	2.1	8.4	19	310	0.8	7	0.06	1.5	18	5	7790	6.32	1.58	0.17	47	25	0.07	8	580	53	7.02	5	222	0.08	48	10	19	20
JM RC-10-04	164	166	102329	EXT	0.478	1	6.92	16	250	0.7	7	0.08	1.3	22	5	3740	5.43	1.56	0.4	45	16	0.06	11	640	29	5.45	5	226	0.09	51	10	29	10
JM RC-10-04	166	168	102330	EXT	0.61	1.3	6.85	12	200	0.6	4	0.05	1.1	17	4	8810	4.79	1.32	0.52	42	12	0.07	7	550	46	4.9	5	172	0.08	53	10	25	10
JM RC-10-04	168	170	102331	EXT	0.606	1.8	6.04	15	290	0.8	8	0.05	1.4	20	5	7190	5.55	1.47	0.22	54	20	0.08	9	540	45	5.78	5	182	0.08	50	10	23	10
JM RC-10-04	170	172	102332	ORG	0.477	1.5	7.15	17	200	0.8	7	0.06	1.4	19	5	8160	3.88	1.23	0.58	42	17	0.06	10	600	29	3.41	5	142	0.11	46	10	53	10
JM RC-10-04	172	174	102334	EXT	0.498	1.4	7.01	14	140	0.8	6	0.05	1.2	24	4	8570	4.88	1.33	0.43	45	35	0.08	10	830	48	4.28	5	289	0.11	55	10	48	10
JM RC-10-04	174	176	102335	EXT	0.603	1.6	6.34	16	280	0.7	6	0.05	1.5	14	4	7100	5.4	1.36	0.32	52	23	0.06	9	850	43	4.75	5	274	0.11	51	10	35	10
JM RC-10-04	176	178	102336	EXT	0.545	1.7	6.68	13	170	0.8	6	0.04	1.3	15	4	8550	4.58	1.34	0.47	45	33	0.06	8	580	27	4.12	5	180	0.1	48	10	47	10
JM RC-10-04	178	180	102337	EXT	0.580	1.7	7.52	20	220	0.8	2	0.08	0.8	18	5	6710	4.07	1.33	0.4	45	61	0.08	10	740	36	3.27	5	344	0.15	55	10	38	10
JM RC-10-04	180	182	102338	EXT	0.486	1.6	6.98	24	130	0.8	7	0.05	1.2	19	5	7920	4.8	1.42	0.33	43	31	0.08	8	570	25	4.67	5	274	0.1	56	10	31	30
JM RC-10-04	182	184	102339	EXT	0.506	1.6	7.4	13	180	0.7	2	0.06	0.9	20	5	9430	4.41	1.43	0.36	43	35	0.09	9	700	25	4.12	5	411	0.13	57	10	33	10
JM RC-10-04	184	186	102340	EXT	0.515	1.6	7.42	14	180	0.6	4	0.06	1	21	6	6750	4.15	1.46	0.38	43	45	0.1	11	670	24	3.62	5	286	0.13	61	10	35	10
JM RC-10-04	186	188	102341	EXT	0.475	1.3	7.85	25	380	0.8	4	0.08	0.7	17	5	8380	3.15	1.3	0.41	45	45	0.11	10	860	31	2.09	5	329	0.14	58	10	51	10
JM RC-10-04	188	190	102342	EXT	0.54	1.5	7.76	16	280	0.9	2	0.04	1.1	24	5	9910	3.7	1.36	0.41	46	23	0.11	8	850	29	3.14	5	569	0.14	57	10	52	10
JM RC-10-04	190	192	102343	EXT	0.394	1.3	7.35	16	200	0.8	7	0.04	1.3	18	5	7280	3.8	1.35	0.34	48	33	0.09	7	870	17	3.17	5	572	0.13	50	10	48	10
JM RC-10-04	192	194	102344	EXT	0.466	1.4	7.1	13	230	0.8	8	0.04	0.9	17	5	7750	3.88	1.4	0.29	44	35	0.08	7	880	21	2.77	5	534	0.13	52	10	46	10
JM RC-10-04	194	196	102345	EXT	0.524	1.3	7.43	9	300	0.8	5	0.05	1	17	5	6620	3.80	1.43	0.45	58	51	0.08	11	630	25	2.72	5	450	0.13	48	10	72	10
JM RC-10-04	196	198	102346	EXT	0.306	1	8.6	18	550	1.2	4	0.05	0.8	14	17	2450	3.42	1.36	0.79	128	24	0.09	18	870	18	1.88	6	250	0.16	53	10	115	10
JM RC-10-04	198	200	102347	EXT	0.31	1.2	6.64	16	270	1.2	4	0.07	2.2	17	4	2720	3.33	1.38	0.54	62	38	0.1	8	870	17	2.71	5	561	0.15	58	10	62	10
JM RC-10-04	200	202	102348	EXT	0.449	1.9	8.22	18	230	1.5	4	0.05	0.6	25	4	4350	3.01	1.48	0.61	48	26	0.09	13	630	23	2.92	5	283	0.18	58	10	83	10
JM RC-10-04	202	204	102349	EXT	0.412	1.9	8.35	8	340	1.1	5	0.03	0.8	18	4	4880	3.23	1.28	0.86	83	33	0.09	10	430	34	2.2	5	175	0.14	51	10	108	10
JM RC-10-04	204	206	102350	EXT	0.474	1.8	7.71	13	180	0.8	5	0.02	0.9	15	4	5470	4.13	1.58	0.25	50	54	0.11	8	460	41	3.88	5	188	0.11	60	10	56	10
JM RC-10-04	206	208	102351	EXT	0.476	1.6	7.88	5	380	1.1	5	0.02	1.2	20	4	4050	3.06	1.54	0.58	86	30	0.09	11	320	27	2.38	5	108	0.13	52	10	102	10
JM RC-10-04	208	210	102352	EXT	0.336	1.2	8	22	330	1.1	2	0.02	0.8	13	8	2720	3.43	1.42	0.48	80	23	0.1	13	380	28	2.5	5	148	0.14	47	10	74	10
JM RC-10-04	210	212	102353	EXT	0.388	1.4	6.71	19	380	1.4	3	0.03	0.8	12	4	3000	3.44	1.4	0.6	128	24	0.1	8	450	31	2.34	6	227	0.12	48	10	82	10
JM RC-10-04	212	214	102354	EXT	0.362	1.4	4.3	8	330	1.5	3	0.04	0.8	14	3	3160	3.43	1.44	0.61	124	24	0.09	8	640	28	2.7	5	414	0.12	50	10	98	10
JM RC-10-04	214	216	102355	EXT	0.475	1.6	6.02	10	170	1.2	3	0.03	1.6	19	4	9870	4.18	1.54	0.81	90	33	0.08	8	480	20	3.82	5	280	0.11	58	10	78	10
JM RC-10-04	216	218	102356	EXT	0.718	2	6.14	12	250	0.8	5	0.03	0.8	11	8	8210	3.78	1.36	0.43	104	14	0.06	8	440	20	2.81	5	275	0.14	50	10	58	10
JM RC-10-04	218	220	102357	EXT	0.687	1.6	6.93	18	370	0.9	6	0.05	0.8	14	8	5050	4.13	1.48	0.52	136	31	0.06	10	610	22	2.18	5	413	0.13	58	10	48	10
JM RC-10-04	220	222	102358	EXT	0.686	2.2	7.02	7	480	1.1	7	0.03	0.5	10	6	8210	3.42	1.06	0.72	164	27	0.08	10	580	33	1.88	5	381	0.17	54	10	111	10
JM RC-10-04	222	224	102359	EXT	0.572	1.8	7.29	14	670	1.2	2	0.02	1.8	4	5	4700	3.44	1.53	0.81	242	29	0.06	10	280	30	0.83	5	106	0.2	63	10	155	70
JM RC-10-04	224	226	102360	EXT	0.724	2.3	6.98	15	480	1.5	7	0.02	1.1	13	10	5050	3.92	1.57	0.87	226	40	0.06	13	310	22	1.77	5	107	0.19	71	10	154	80
JM RC-10-04	226	228	102361	EXT	0.84	1.8	7.08	5	510	1.8	6	0.02	1.2	18	6	4840	4.45	1.8	1.13	284	40	0.06	13	280	26	1.56	5	141	0.21	71	10	187	50
JM RC-10-04	228	230	102362	EXT	0.881	1.7	6.25	9	390	1.5	2	0.03	0.5	12	3	5810	4.54	1.78	0.98	247	57	0.05	8	380	33	2.06	5	184	0.2	64	10	207	50
JM RC-10-04	230	232	102363	EXT	0.915	2.5	6.65	8	320	1.8	5	0.06	0.5	11	1	6870	4.88	1.06	0.98	257	110	0.05	5	570	55	2.62	6	549	0.17	62	10	166	40
JM RC-10-04	232	234	102364	ORG	0.636	1.8	6.27	5	390	1.5	2	0.06	0.5	11	4	5430	5.38	1.48	0.67	188	31	0.04	7	1000	41	3.31	5	755	0.14	71	10	180	40
JM RC-10-04	234	236	102366	EXT	0.802	1.8	7.73	5	380	1.6	4	0.03	0.5	14	100	5910	6.24	1.64	2.21	385	33	0.05	55	850	21	1.3	7	198	0.5	138	10	238	40
JM RC-10-04	236	238	102367	EXT	0.603	1.6	8.98	5	400	2.2	4	0.06	0.5	20	48	4280	6.98	1.87	2.24	373	53	0.06	43	870	31	1.96	5	210	0.44	180	10	240	30
JM RC-10-04	238	240	102368	EXT	0.583	1.4	10.8	10	400	2.8	6	0.22	0.5	25	53	4470	7.38	2.37	3.38	538	43	0.06	56	1590	13	1.28	5	63	0.53	185	10	338	30
JM RC-10-04	240	242	102369	EXT	0.58	1.4	10.05	17	520	1.8	5	0.05	0.7	15	80	5770	7.13	1.68	3.08	540	76	0.06	58	1040	20	1.01	5	86	0.62	173	10	293	20
JM RC-10-04	242	244	102370	EXT	0.555	1.4	8.38	12	470	1.6	6	0.06	0.5	12	33	6440	6.04	1.74	1.78	388	62	0.05	21	1080	38	1.81	5	424	0.5	128	10	288	20
JM RC-10-04	244	246	102371	EXT	0.488	1.7	8.23	10	810	1.1	2	0.02	0.5	11	3	5580	3.38	1.88	1.11	256	33	0.04	8	410	32	1.72	5	125	0.1	38	10	235	20
JM RC-10-04	246	248	102372	EXT	0.791	1.6	8.86	5	630	1.2	2	0.02	0.7	10	4	5430	3.81	1.68	1.46	413	31	0.05	10	410	28	1.11	6	175	0.17	51	10	303	20
JM RC-10-04	248	250	102373	EXT	0.481	1.7	8.49	5	850	1.3	2	0.03	0.7	12	3	5210	3.06	1.88	0.61	148	29	0.05	8	540	57	1.83	5	430	0.08	34	10	148	10
JM RC-10-04	250	252	102374	EXT	0.408	1.5	5.97	5	750	1.3	2	0.01	1.5	8	4	4820	2.58	1.8	0.71	178	31	0.06	8	210	31	0.8	5	103	0.08	33	10	211	10
JM RC-10-04	252	254	102375	EXT	0.487	2	6.88	8	800	1.6	2	0.03	0.7	14	8	5670	3.15	1.8	0.67	170	53	0.15	8	210	25	1.63	5	54	0.14	56	10	180	10
JM RC-10-04	254	256	102376	EXT	0.583	1.6	8.29	8	590	2.3	2	0.15	1.6	7	10	5780	4.84	1.72	1.44	444	34	0.87	15	1040	58	0.85	5	38	0.31	88	10	377	20
JM RC-10-04	254	258	102377	EXT	0.474	1.5	6.53	5	410	1.3	5	0.04	0.8	11	25	8080	3.2	2.01	1.16	315	28	0.05	18	540	27	1.08	5	255	0.15	54	10	235	20
JM RC-10-04	258	260	102378	EXT	0.607	2.7	7.05	5	730	1.2	2	0.02	0.5	13	8	7080	3.68	1.88	1.04	285	54	0.06	13	390	17	1.28	6	147	0.17	57	10	191	20
JM RC-10-04	260	262	102379	EXT	0.544	2	7.54	11	550	1.2	2	0.04	0.5	12	7	7380	3.40	1.68	0.73	158	65	0.07	10	770	33	1.48	5	404	0.21	74	10	122	20
JM RC-10-04	262	264	102380	EXT	0.555	1.6	7.88	5	730	1.7	2	0.03	0.5	10	13	8380	3.52	1.82	1.06	207	88	0.06	9	440	23	1.34	5	282	0.25	81	10	120	10
JM RC-10-04	264	266	102381	EXT	0.629	1.5	6.83	8	420	1.2	2	0.02	0.7	4	3	5810	3.04	1.78	1.24	285	58	0.06	8	210	16	0.88	5	63	0.17	80	10	185	10
JM RC-10-04	266	268	102382	EXT	0.567	1.5	7.54	10	730	2	2	0.05	1.8	6	6	5870	4.23	1.66	1.38	380	40	0.22	14	600	76	0.73	5	175	0.24	78	10	221	20
JM RC-10-04	268	270	102383	EXT	0.584	1.9	7.5	5	770	1.7	2	0.05	0.7	12	2	8100	4.17	1.68	1.08	337	38	0.14	8	520	33	1.2	7	149	0.25	78	10	161	20
JM RC-10-04	270	272	102384	ORG	0.441	1.5	7.24	7	790	1.8	2	0.05	0.8	9	3	4770	4.28	1.81	1.12	348	45	0.14	8	320	14	1.01	5	52	0.22	67	10	255	20
JM RC-10-04	272	274	102386	EXT	0.444	1.1	6.80	5	740	2	3	0.1	0.5	12	4	5840	4.8	1.87	1.1	445	31	0.35	5	580	25	0.72	5	80	0.33	66	10	225	10
JM RC-10-04	274	276	102387	EXT	0.553	1.5	7.08	5	480	2.3	5	0.24	0.8	17	13	4840	6.19	1.57	1.8	587	40	0.48	9	800	24	1.04	6	54	0.44	128	10	283	20
JM RC-10-04	276	278	102388	EXT	0.488	1.8	6.62	5	850	1.4	5	0.14	1.5	7	2	5150	3.8	1.48	1.07	378	40	0.28	4	630	45	0.82	5	57	0.24	65	10	229	10
JM RC-10-04	278	280	102389	EXT	0.538	1.4	7.24	5	850	1.8	4	0.14	0.8	8	4	4960	4.77	1.88	1.24	414	54	0.08	4	710	22	1	5	38	0.27	72	10	201	10
JM RC-10-04	280	282	102390	EXT	0.385	1.2	8.75	8	480	1.8	2	0.13	0.7	14	18	3870	3.81	1.78	1.52	427	72	0.5	11	850	13	0.85	5	30	0.25	85	10	205	10
JM RC-10-04	282	284	102391	EXT	0.401	1.3	6.5	7	640	1.5	2	0.12	1.2	12	17	4120	3.87	1.57	1.16	483	38	0.28	8	540	24	1	5	44	0.25	73	10	247	20
JM RC-10-04	284	286	102392	EXT	0.509	1.2	8.36	5	580	1.4	5	0.12	2.4	18	8	5540	3.78	1.75	0.88	217	108	0.05	4	600	13	1.78	5	29	0.17	67	10	222	20
JM RC-10-04	286	288	102393	EXT	0.544	1.6	8.35	5	370	1.5	2	0.1	0.8	11	3	4410	3.76	1.63	1.14	388	40	0.18	8	500	18	0.84	6	15	0.21	64	10	158	10
JM RC-10-04	288	290	102394	EXT	0.547	1.1	8.19	5	330	1.7	2	0.1	0.5	8	7	4290	3.45	1.72	1.18	334	31	0.12	8	470	18	1.04	5	13	0.18	61	10	138	10
JM RC-10-04	290	292	102395	EXT	0.34	1.3	8.54	6	170	1.6	2	0.23	0.5	14	32	3700	4.58	1.5	1.78	445	35	0.38	15	670	18	0.85	5	15	0.34	108	10	166	10
JM RC-10-04	292	294	102396	EXT	0.345	0.6	7.87	10	240	1.8	4	0.34	0.5	17	35	3880	6.56	1.72	2.58	588	44	1.34	38	1450	11	0.37	5	42	0.51	174	10	208	20
JM RC-10-04	294	296	102397	EXT	0.341	1.2	7.88	5	240	1.7	4	0.38	0.5	14	50	3110	5.58	1.54	2.5	544	56	1.24	25	1200	28	0.57	7	38	0.48	156	10	230	20
JM RC-10-04	296	298	102398	EXT	0.457	1.1	7.24	7	180	1.6	2	0.23	0.7	14	48	4040	4.57	1.85	2.23	654	47	0.87	20	1020	12	1.08	6	50	0.34	142	10	281	20

RCH	From	To	BAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-10-04	298	300	102399	EXT	0.436	1	6.24	5	280	1.5	2	0.22	0.8	14	36	4310	4.51	2.1	1.7	427	50	0.54	30	1000	8	1.38	5	30	0.3	110	10	237	10
JM RC-10-04	300	302	102400	EXT	0.540	1.5	5.74	6	330	1.6	2	0.2	2	13	25	6620	4.41	2.14	1.32	367	82	0.06	21	940	4	0.61	5	14	0.32	102	10	380	20
JM RC-10-04	302	304	102401	EXT	0.566	1.5	6.2	5	330	1.6	6	0.16	0.5	8	4	5760	4.03	1.66	1.14	400	40	0.44	13	700	6	0.84	5	16	0.21	86	10	166	10
JM RC-10-04	304	306	102402	EXT	0.563	1.3	6.12	5	400	1.6	2	0.14	0.6	14	8	5060	3.86	2.12	1.1	482	30	0.34	11	620	4	1.3	5	15	0.22	72	10	220	10
JM RC-10-04	306	308	102403	EXT	0.700	1.3	6.32	6	400	1.4	4	0.32	0.6	13	40	4840	4.93	1.91	1.64	680	50	0.48	30	1370	15	0.77	5	17	0.41	107	10	600	110
JM RC-10-04	308	310	102404	EXT	0.506	1.2	7.42	6	380	1.7	8	0.5	0.6	13	66	4710	5.98	1.94	2.06	791	61	0.48	52	2110	10	0.98	5	30	0.58	150	10	214	70
JM RC-10-04	310	312	102405	EXT	0.543	1.1	6.11	5	290	1.6	6	0.52	0.5	17	79	4500	5.8	2.03	2.95	532	58	0.6	53	2280	10	0.61	5	44	0.56	152	10	198	60
JM RC-10-04	312	314	102406	EXT	0.535	1	7.53	7	330	1.5	3	0.47	0.5	14	71	4480	4.67	2.18	2.14	442	122	0.78	44	2040	8	0.91	7	36	0.45	137	10	150	40
JM RC-10-04	314	316	102407	EXT	0.565	1.6	5.48	7	430	1.5	2	0.1	0.5	12	6	5780	3.97	1.85	0.88	293	37	0.06	18	480	14	2.07	6	19	0.16	61	10	112	40
JM RC-10-04	316	318	102408	EXT	0.480	1.2	7.91	10	400	1.5	3	0.12	0.5	12	36	4570	4.44	2.08	1.58	330	80	0.17	20	540	11	1.38	5	27	0.29	116	10	160	40
JM RC-10-04	318	320	102409	EXT	0.611	1.7	6.88	15	360	1.6	4	0.13	0.5	6	17	7240	4.64	2.2	1.18	272	64	0.24	15	580	15	2.11	6	22	0.28	66	10	148	40
JM RC-10-04	320	322	102410	EXT	0.771	1.6	6.11	7	520	1.3	2	0.14	0.5	7	2	9240	3.77	2.14	0.91	180	48	0.05	16	490	95	2.71	6	14	0.14	42	10	104	40
JM RC-10-04	322	324	102411	ORG	0.645	2.5	5.85	5	380	1.3	5	0.11	0.8	10	3	6230	3.81	1.8	0.54	180	51	0.05	15	430	33	2.67	5	26	0.13	40	10	126	40
JM RC-10-04	324	326	102413	EXT	0.540	2	6.49	7	300	1.2	2	0.09	3	12	3	6640	4.19	1.63	0.72	384	41	0.08	8	470	46	2.62	5	30	0.18	66	10	306	30
JM RC-10-04	326	328	102414	EXT	0.586	1.7	6.56	11	310	1.2	2	0.1	0.5	12	3	7040	4.81	1.78	1	454	51	0.1	8	480	14	2.82	6	36	0.17	66	10	192	30
JM RC-10-04	328	330	102415	EXT	0.703	1.4	6.13	16	480	1.2	5	0.11	0.5	12	2	7250	4.24	1.94	0.6	330	48	0.3	8	500	21	2.91	5	44	0.16	70	10	130	20
JM RC-10-04	330	332	102416	EXT	0.536	1.5	7.01	11	530	1.3	3	0.17	0.5	11	26	8560	4.98	2.1	1.5	453	64	0.41	14	760	30	2.82	5	50	0.27	108	10	179	20
JM RC-10-04	332	334	102417	EXT	0.476	1.5	6.71	10	450	1.1	2	0.12	0.5	11	4	8050	4.61	1.98	0.8	425	30	0.53	8	520	8	2.62	5	101	0.16	70	10	138	20
JM RC-10-04	334	336	102418	EXT	0.464	1.2	7.12	14	420	1.4	3	0.14	1.8	11	11	5730	3.96	2.12	1.14	418	100	0.5	10	640	33	2.88	5	57	0.2	64	10	282	20
JM RC-10-04	336	338	102419	EXT	0.427	1.4	7.88	9	550	1.4	2	0.14	0.5	12	28	5820	4.34	2.14	1.51	488	78	0.34	16	850	30	1.73	5	47	0.22	66	10	167	20
JM RC-10-04	338	340	102420	EXT	0.584	1.4	6.07	15	480	1.5	3	0.36	0.5	12	30	5320	4.63	2.2	1.64	474	64	0.1	12	770	4	1.98	5	27	0.24	103	10	211	20
JM RC-10-04	340	342	102421	EXT	0.579	1.7	7.51	8	450	1.3	3	0.27	0.5	14	34	5030	5.01	2.11	1.96	526	64	0.65	16	1260	10	1.23	5	56	0.35	128	10	167	30
JM RC-10-04	342	344	102422	EXT	0.781	1.6	6.36	4	280	1.3	3	0.28	0.5	15	45	6410	5.28	2.02	2.16	640	56	0.06	24	1160	16	0.68	7	57	0.35	138	10	168	30
JM RC-10-04	344	346	102423	EXT	0.758	2	7.05	6	740	1.4	3	0.07	4.8	10	3	7840	4.64	2.27	1.85	660	68	0.18	7	380	24	1.48	7	24	0.2	78	10	611	70
JM RC-10-04	346	348	102424	EXT	0.715	2	6.86	6	770	1.2	2	0.1	0.5	8	11	7330	4.08	2.15	1.04	524	58	0.22	10	400	6	1.04	6	36	0.23	78	20	168	30
JM RC-10-04	348	350	102425	EXT	0.540	1.8	6.67	24	780	1.4	2	0.07	0.5	10	5	8250	4.23	2.2	0.78	456	38	0.08	10	380	22	0.8	5	22	0.27	67	10	140	50
JM RC-11-05	0	2	102426	EXT	0.004	0.5	7.48	24	480	1	2	4.23	0.5	19	11	195	3.4	1.38	1.26	1440	7	1.66	12	740	16	0.05	5	364	0.38	117	10	128	160
JM RC-11-05	2	4	102427	EXT	0.006	0.5	7.4	168	680	1.1	2	4.08	0.5	32	8	137	3.47	1.56	1.38	3430	8	1.63	12	778	7	0.01	5	388	0.38	76	10	121	40
JM RC-11-05	4	6	102428	EXT	0.005	0.6	7.47	101	640	1	2	5.82	0.5	25	8	1010	3.29	1.63	1.38	3150	5	1.48	10	780	7	0.09	5	375	0.37	91	10	85	50
JM RC-11-05	6	8	102429	EXT	0.006	0.6	7.75	24	440	1.1	2	4.85	0.5	16	11	127	3.73	1.4	1.56	933	6	2.22	15	610	6	0.05	6	478	0.42	150	10	73	30
JM RC-11-05	8	10	102430	EXT	0.006	0.6	7.72	14	490	1	2	4.82	0.5	14	10	79	3.76	1.4	1.54	800	4	2.16	8	820	3	0.01	5	386	0.4	150	10	68	20
JM RC-11-05	10	12	102431	EXT	0.006	0.5	7.61	17	480	1.1	2	4.31	0.5	14	10	87	3.83	1.45	1.58	618	6	2.53	13	630	7	0.09	5	464	0.43	158	10	68	10
JM RC-11-05	12	14	102432	EXT	0.006	0.5	7.85	13	470	1.1	2	4.54	0.5	15	12	87	3.88	1.42	1.83	648	5	2.52	17	640	12	0.09	5	480	0.43	157	10	72	20
JM RC-11-05	14	16	102433	EXT	0.006	0.5	7.57	14	450	1.1	2	4.43	0.5	14	10	57	3.73	1.36	1.58	635	4	2.46	12	600	8	0.01	6	440	0.47	153	10	68	10
JM RC-11-05	16	18	102434	EXT	0.006	0.5	7.62	9	480	1.1	2	4.41	0.5	14	10	48	3.77	1.38	1.6	643	4	2.53	8	610	9	0.09	5	458	0.47	150	10	65	10
JM RC-11-05	18	20	102435	EXT	0.006	0.5	7.73	10	480	1.1	2	4.48	0.6	15	12	48	3.76	1.38	1.54	618	5	2.48	20	780	7	0.09	5	481	0.42	151	10	72	20
JM RC-11-05	20	22	102436	ORG	0.006	0.5	7.6	10	490	1.1	2	4.4	0.5	17	10	47	3.75	1.44	1.53	618	3	2.47	10	800	5	0.01	6	487	0.41	148	10	68	10
JM RC-11-05	22	24	102438	EXT	0.006	0.5	7.67	4	470	1.1	2	4.33	0.5	14	10	48	3.73	1.44	1.58	631	4	2.91	10	620	7	0.09	5	471	0.42	152	10	65	10
JM RC-11-05	24	26	102439	EXT	0.006	0.5	7.58	24	480	1	2	4.52	0.7	14	8	48	3.88	1.4	1.56	615	3	2.48	12	610	4	0.01	5	418	0.42	148	10	64	10
JM RC-11-05	26	28	102440	EXT	0.006	0.5	7.64	20	470	1.1	2	4.38	0.5	14	10	52	3.78	1.44	1.58	657	3	2.62	10	630	4	0.01	5	461	0.43	152	10	67	20
JM RC-11-05	28	30	102441	EXT	0.006	0.5	7.48	24	450	1	2	5.04	0.6	14	8	43	3.58	1.34	1.58	606	3	2.86	10	790	5	0.09	5	429	0.4	143	10	67	10
JM RC-11-05	30	32	102442	EXT	0.006	0.5	7.66	5	470	1	2	5.08	0.5	13	8	48	3.57	1.4	1.58	782	3	2.17	9	800	3	0.01	5	379	0.4	148	10	67	20
JM RC-11-05	32	34	102443	EXT	0.006	0.6	7.31	12	480	1	2	4.52	0.6	13	8	44	3.43	1.37	1.48	781	3	2.1	8	750	6	0.01	5	446	0.38	136	10	62	20
JM RC-11-05	34	36	102444	EXT	0.006	0.5	7.58	14	480	1.1	2	4.68	0.5	15	10	66	3.78	1.32	1.58	873	3	2.31	13	820	8	0.01	5	444	0.43	154	10	66	10
JM RC-11-05	36	38	102445	EXT	0.006	0.6	7.18	14	410	1.1	2	5.61	0.7	16	8	64	4.04	1.33	1.68	877	4	2.04	9	860	5	0.01	5	425	0.46	162	10	72	20
JM RC-11-05	38	40	102446	EXT	0.006	0.5	7.92	5	430	1	2	4.87	0.5	15	6	42	3.86	1.34	1.65	840	3	2.23	16	830	8	0.01	5	438	0.44	156	10	68	20
JM RC-11-05	40	42	102447	EXT	0.006	0.5	7.44	10	400	1	2	4.84	0.7	13	8	45	3.73	1.23	1.56	788	6	1.86	13	800	3	0.01	5	434	0.41	148	20	66	10
JM RC-11-05	42	44	102448	EXT	0.006	0.5	7.61	20	550	1	2	5.02	0.5	15	9	48	3.81	0.95	1.57	840	5	2.07	16	830	12	0.01	5	667	0.43	153	10	73	20
JM RC-11-05	44	46	102449	EXT	0.006	0.6	8	25	500	1.1	2	3.2	0.6	15	16	45	3.88	1.5	1.58	1385	4	1.46	13	840	31	0.01	5	676	0.42	142	10	180	20
JM RC-11-05	46	48	102450	ORG	0.005	0.5	7.80	10	400	1.1	2	2	0.4	15	6	44	3.51	1.34	0.90	607	4	1.80	6	650	14	0.01	5	558	0.38	162	10	122	30
JM RC-11-05	48	50	102452	EXT	0.005	0.5	7.67	25	470	1.1	2	2.04	0.5	12	9	11	3.67	1.16	1	627	6	1.92	8	610	16	0.01	5	515	0.36	106	10	88	40
JM RC-11-05	50	52	102453	EXT	0.006	0.6	7.44	23	500	1	2	3.22	0.5	12	6	18	3.8	1.13	1.08	640	2	1.88	8	600	15	0.01	5	437	0.36	118	10	88	20
JM RC-11-05	52	54	102454	EXT	0.007	0.5	7.7	15	580	1.1	2	2.84	0.5	12	9	30	3.65	1.28	0.88	648	2	1.96	8	610	22	0.01	5	538	0.36	100	10	102	20
JM RC-11-05	54	56	102455	EXT	0.006	0.5	7.46	17	540	1.1	2	2.76	1.2	12	10	38	3.60	1.58	0.94	675	2	2.28	12	680	18	0.01	5	504	0.36	110	10	128	80
JM RC-11-05	56	58	102456	EXT	0.006	0.6	7.57	15	500	1.2	2	2.34	1.4	15	12	17	3.71	1.5	1.05	719	2	2.41	9	780	23	0.01	5	480	0.37	112	10	136	90
JM RC-11-05	58	60	102457	EXT	0.008	0.5	7.75	16	600	1.2	2	2.85	1	12	6	41	3.88	1.78	0.92	708	2	2.18	10	820	25	0.01	5	527	0.37	110	10	108	50
JM RC-11-05	60	62	102458	EXT	0.006	0.5	7.6	10	640	1.2	2	3.53	0.7	14	13	3	3.88	1.82	0.88	881	2	2.01	10	880	17	0.01	5	578	0.4	116	10	108	40
JM RC-11-05	62	64	102459	EXT	0.006	0.5	6.87	10	560	1.1	2	4.19	0.8	12	8	25	3	1.64	1.16	779	1	1.82	12	680	7	0.01	5	461	0.33	114	10	88	30
JM RC-11-05	64	66	102460	EXT	0.005	0.5	7.43	17	530	1.2	2	5.38	0.7	12	8	40	2.88	2.16	1.2	638	1	1.84	11	680	7	0.01	5	488	0.34	116	10	138	30
JM RC-11-05	66	68	102461	EXT	0.008	0.6	7.08	25	480	1.2	2	3.74	0.8	11	8	68	3.06	1.97	1.06	623	1	2.64	10	660	15	0.09	5	487	0.34	129	10	74	40
JM RC-11-05	68	70	102462	ORG	0.006	0.5	7.33	26	460	1.3	2	3.54	1	12	8	35	2.85	1.98	1.84	736	2	2.58	10	680	9	0.01	5	428	0.34	116	10	68	20
JM RC-11-05	70	72	102464	EXT	0.005	0.5	6.86	31	480	1.1	2	3.56	0.5	11	7	9	2.86	1.71	1.06	708	2	2.43	10	640	6	0.09	5	384	0.33	115	10	68	20
JM RC-11-05	72	74	102465	EXT	0.006	0.6	7.18	24	520	1.1	2	3.8	1.1	11	7	45	3.08	1.71	1.16	687	2	1.83	12	670	9	0.09	5	382	0.30	115	10	71	30
JM RC-11-05	74	76	102466	EXT	0.007	0.6	6.8	22	580	1.1	2	3.76	0.9	11	8	46	3.1	1.58	1.11	788	2	2.08	12	680	11	0.09	5	341	0.36	128	10	77	20
JM RC-11-05	76	78	102467	EXT	0.005	0.5	7.36	31	580	1.1	2	3.73	0.8	11	8	29	3.17	1.68	1.13	688	1	2.21	15	680	11	0.01	5	382	0.36	114	10	78	20
JM RC-11-05	78	80	102468	EXT	0.006	0.5	7.36	16	530	1.1	2	3.41	1.1	12	8	56	3.27	1.4	1.12	862	1	2.47	16	700	20	0.01	5	437	0.34	117	10	88	30
JM RC-11-05	80	82	102469	EXT	0.006	0.6	7.29	41	480	1.1	2	4.05	0.9	11	8	27	3.12	1.62	1.20	856	3	2.01	12	680	12	0.01	5	446	0.35	116	10	80	20
JM RC-11-05	82	84	102470	EXT	0.006	0.5	7.37	24	410	1.2	2	4.06	0.7	17	7	30	3.2	0.86	1.21	842	2	2.48	8	680	16	0.01	5	488	0.34	116	10	74	20
JM RC-11-05	84	86	102471	EXT	0.011	0.6	7.48	21	500	1.1	2	2.58	1	13	11	40	3.58	1.54	1.06	721	3	2.34	10	730	17	0.01	5	379	0.38	128	10	112	20
JM RC-11-05	86	88	102472	EXT	0.01	0.7	7.62	17	600	1	2	1.14	0.6	12	10	47	3.68	1.08	0.98	488	2	1.38	6	790	98	0.01	5	306	0.34	114	10	108	20
JM RC-11-05	88	90	102473	EXT	0.007	0.5	7.46	18	580	1.1	2	2.91	1.2	13	8	15	3.49	1.34	1.22	734	1	2.31	10	710	38	0.01	5	434	0.38	129	10	108	20
JM RC-11-05	90	92	102474	EXT	0.006	0.6	7.19	38	530	1.1	2	2.87	0.6	15	5	130	3.5	1.06	1.54	831	1	2.41	10	630	8	0.08	5	446	0.37	138	10	80	30
JM RC-11-05	92	94	102475	EXT	0.006	0.6	7.83	86	810	1.3	2	2.67	0.9	22	8	803	3.7	1.04	1.38	881	1	2.74	33	680	8	0.08	5	388	0.36	138	10	204	30
JM RC-11-05	94	96	102476	EXT	0.006	0.5	7.48	18	740	1.7	2	1.42	0.9	10	7	2170	4.6	1.08	1.1	381	8	0.56	19	680	2	0.93	5	190	0.36	128	10	198	40
JM RC-11-05	96	98	102477	EXT	0.006	0.6	7.56	57	640	1.3	2	3.03	0.6	57	5	2630	3.6	1.3	1.34	1380	2	2.41	34	640	16	0.08	5	347	0.36	130	10	223	50
JM RC-11-05	98	100	102478	ORG	0.016	0.5	7.62	32	680	1.6	2	1.08	0.5	8	11	2280	5.12	1.71	0.78	382	6	0.82	16	670	18	0.68	5	128	0.32	122	10	187	60
JM RC-11-05	100	102	102480	EXT	0.075	0.8	7.52	32	400	1.7	2	0.5	0.6	2	34	307	4.48	2.38	0.24	38	34	0.25	12	740	6	0.64	5	142	0.22	138	10	28	60
JM RC-11-05	102	104	102481	EXT	0.030	0.6	7.43	13	620	0.8	2	0.26	0.6	8	34	640	4.03	2	0.4	76	37	0.33	27	730	3	0.82	5	83	0.15	141	10	61	80
JM RC-11-05	104	106	102482	EXT	0.096	0.6	7.66	14	480	1.3	2	0.23	0.7	16	37	2000	4.64	1.82	0.54	127	34	0.31	31	840	2	1	5	182	0.16	142	10	68	40
JM RC-11-05	106	108	102483	EXT	0.101	0.8	6.15	17	720	1.2	2	0.19	1.1	28	33	3140	4.78	2.15	0.73	157	28	0.30	40	880	3	1.83	5	270	0.16	142	10	123	50
JM RC-11-05	108	110	102484	EXT	0.140	1	7.8	13	620	1.5	2	0.19	0.8	24	57	3330	5.82	1.62	0.65	150	40	0.16	50	1020	8	0.84	5	404	0.26	114	10	114	70
JM RC-11-05	110	112	102485	EXT	0.071	0.8	6.17	18	1040	0.5	2	0.06	0.7	5	12	1560	2.37	2.21	0.24	60	37	0.24	11	540	44	0.67	5	164	0.1	60	10	18	30
JM RC-11-05	112	114	102486	EXT	0.13	0.7	7.23	13	860	0.8	2	0.12	0.5	6	31	1710	3.52	2.18	0.35	67	30	0.28	30	600	18	0.87	5	320	0.15	124	10	31	60
JM RC-11-05	114	116	102487	EXT	0.180	1	7.22	11	80	0.8	2	0.17	0.8	32	36	3100	5.28	2.23	0.58	128	77	0.23	46	1000	40	3.88	5	388	0.13	130	10	78	10
JM RC-11-05	116	118	102488	EXT	0.415	1.5	6.67	145	120	1	2	0.24	1.2	34	30	6310	5.15	1.74	0.35	67	68	0.15	38	1300	20	4.47	8	300	0.18	134	20	42	1120
JM RC-11-05	118	120	102489	EXT	0.13	1.1	7.53	254	110	0.9	2	0.08	0.6	42	38	2940	4.06	2.26	0.33	81	41	0.26	44	680	10	4.21	5	388	0.2	136	30	24	1280
JM RC-11-05	120	122	102490	EXT	0.168	0.6	6	30	840	1.6	2	0.29	0.7	24	33	2750	5.13	2.25	0.88	217	44	0.16	38	1000	12	1.08	5	403	0.28	136	10	134	160
JM RC-11-05	122	124	102491	EXT	0.183	0.7	7.03	16	610	1.4	2	0.18	1	16	25	2120	5.87	0.75	1.84	217	37	0.1	37	660	7	0.76	5	75	0.24	86	10	146	120
JM RC-11-05	124	126	102492	EXT	0.219	1	7.81	10	830	1.3	2	0.27	1.2	30	27	3380	6.12	0.66	1.37	139	60	0.11	28	1020	7	1.33	5	160	0.25	102	10	86	60
JM RC-11-05	126	128	102493	ORG	0.201	0.9	6.65	7	370	1.3	2	0.18	0.8	19	25	3410	4.29	0.8	1.14	84	98	0.14	35	1040	28	2.5	5	226	0.18	108	10	72	70
JM RC-11-05	128	130	102495	EXT	0.172	0.6	7.1	13	880	1.5	2	0.08	0.6	21	32	2370	4.46	0.85	1.19	108	38	0.22	34	880	4	1.22	5	172	0.24	128	10	88	80
JM RC-11-05	130	132	102496	EXT	0.16	0.7	7.87	5	820	1.6	2	0.15	0.8	29	33	3250	4.16	1.22	1.38	110	64	0.27	44	1300	5	1.88	5	316	0.24	145	10	74	60
JM RC-11-05	132	134	102497	EXT	0.217	0.6	7.15	5	340	1.4	2	0.11	1.2	21	32	3570	3.47	1.04	1.26	83	68	0.21	33	670	5	2.71	5	184	0.12	130	10	61	70
JM RC-11-05	134	136	102498	EXT	0.2	0.8	7.84	18	380	1.8	2	0.16	0.8	23	64	4030	4.26	0.81	2.08	211	132	0.16	65	850	7	1.88	5	112	0.24	160	10	86	70
JM RC-11-05	136	138	102499	EXT	0.168	0.9	7.01	15	200	1.3	2	0.17	0.7	31	64	3480	5.77	0.88	1.29	152	130	0.25	53	1080	6	3.8	5	222	0.15	118	10	85	60
JM RC-11-05	138	140	102500	EXT	0.13	0.9	7.65	17	380	2	2	0.38	1	35	80	2540	5.51	0.87	1.94	221	84	0.2	88	2160	2	2.18	5	300	0.25	152	10	88	70
JM RC-11-05	140	142	102501	EXT	0.14	0.9	7.81	12	580	2	2	0.58	0.7	21	74	2360	4.56	1.04	2.25	283	35	0.18	82	3110	2	1.48	5	178	0.29	182	10	98	40
JM RC-11-05	142	144	102502	EXT	0.092	0.5	6.83	32	440	2.8	6	0.88	0.5	31	85	1885	4.68	1.58	2.64	362	22	0.12	70	3880	2	1.8	5	236	0.34	174	10	173	60
JM RC-11-05	144	146	102503	EXT	0.114	0.5	7.58	12	480	1.8	5	0.3	0.5	28	80	1750	4.33	1.7	1.12	114	68	0.2	48	2140	4	3.72	5	348	0.15	127	10	44	40
JM RC-11-05	146	148	102504	EXT	0.18	0.8	7.78	20	530	1.8	3	0.16	0.5	20	29	2450	3.85	1.68	1.54	139	55	0.28	28	1040	2	2.88	5	208	0.13	130	10	47	30
JM RC-11-05	148	150	102505	EXT	0.19	0.8	6.08	34	440	1.8	2	0.19	0.5	22	34	3520	3.86	1.62	1.68	180	48	0.29	33	1000	2	2.37	6	194	0.14	142	10	57	40
JM RC-11-05	150	152	102506	EXT	0.231	0.7	6.11	18	430	1.8	8	0.23	0.7	22	58	3800	3.91	1.94	1.98	180	143	0.18	62	870	2	2.48	5	122	0.18	146	10	88	30
JM RC-11-05	152	154	102507	ORG	0.106	0.5	7.31	38	420	2.3	5	0.24	2.4	29	85	1635	4.88	1.42	2.88	308	38	0.13	102	1080	7	1.48	5	67	0.3	188	10	183	20
JM RC-11-05	154	156	102508	EXT	0.188	0.5	8.06	16	440	1.6	5	0.29	1.5	24	53	2980	4.44	1.65	2.17	286	85	0.36	47	820	7	1.72	6	129	0.18	148	10	136	30
JM RC-11-05	156	158	102510	EXT	0.174	0.5	7.84	14	580	1.8	7	0.26	1.7	25	38	2880	4.44	2.04	1.82	210	117	0.41	38	1040	3	2	5	167	0.2	140	10	162	40
JM RC-11-05	158	160	102511	EXT	0.177	0.7	6.37	5	520	1.5	2	0.22	0.8	28	38	2430	4.22	1.92	1.82	201	42	0.28	43	880	2	1.6	5	120	0.22	146	10	127	30
JM RC-11-05	160	162	102512	EXT	0.143	0.5	7.78	8	670	1.6	2	0.18	0.8	38	80	2220	5.17	1.88	2.41	284	198	0.17	64	790	2	2.12	5	40	0.23	170	10	115	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-11-05	162	164	102513	EXT	0.087	0.5	7.36	14	480	1.4	2	0.18	0.5	17	15	1160	3.1	1.6	1.11	114	40	0.22	30	500	4	2.38	5	67	0.09	88	10	80	30
JM RC-11-05	164	166	102514	EXT	0.054	0.5	7.77	15	470	1.4	2	0.15	0.5	16	15	1085	2.86	1.62	1.16	128	30	0.22	18	510	2	1.93	5	42	0.11	71	10	84	20
JM RC-11-05	166	168	102515	EXT	0.114	0.7	8.01	19	400	1.5	2	0.16	1	11	27	1575	3.87	1.66	1.36	136	77	0.27	24	470	2	1.88	5	81	0.13	98	10	128	10
JM RC-11-05	168	170	102516	EXT	0.121	0.5	7.01	16	380	1.9	4	0.22	0.5	19	33	1280	3.80	1.50	1.64	225	42	0.21	20	1010	2	1.28	5	42	0.17	141	10	130	30
JM RC-11-05	170	172	102517	EXT	0.143	0.6	7.66	20	910	1.5	4	0.21	0.5	14	32	1460	3.76	1.62	1.50	307	116	0.17	27	930	2	1.61	5	46	0.16	135	10	150	30
JM RC-11-05	172	174	102518	EXT	0.112	0.5	7.61	17	980	1.9	5	0.22	0.6	21	32	1540	4.2	1.6	1.74	281	79	0.42	30	1040	2	1.39	5	42	0.14	140	10	508	10
JM RC-11-05	174	176	102519	EXT	0.12	0.5	7.77	20	480	1.9	6	0.25	0.5	22	35	1355	4.79	1.63	1.79	282	42	0.6	29	1040	2	1.42	5	39	0.16	143	10	613	30
JM RC-11-05	176	178	102520	EXT	0.064	0.5	7.98	22	900	1.6	3	0.22	0.5	17	31	1035	4.3	1.68	1.7	288	38	0.2	27	1020	2	1.79	5	28	0.14	140	10	479	30
JM RC-11-05	178	180	102521	EXT	0.102	0.5	7.95	23	610	1.7	5	0.27	0.5	20	30	1300	4.43	1.66	1.66	279	80	0.17	11	1120	2	1.5	5	38	0.2	146	10	408	10
JM RC-11-05	180	182	102522	ORG	0.171	0.5	7.62	16	530	1.3	2	0.2	0.6	16	29	2120	3.17	1.66	1.45	150	60	0.24	25	800	2	1.66	5	64	0.13	129	10	228	10
JM RC-11-05	182	184	102524	EXT	0.157	0.5	7.69	16	280	1.5	5	0.24	1	20	29	1750	4.17	1.68	1.62	147	136	0.15	25	900	2	2.56	5	170	0.16	130	10	224	30
JM RC-11-05	184	186	102525	EXT	0.093	0.5	7.41	13	510	1.3	5	0.19	0.6	19	28	1565	3.28	1.62	1.37	150	140	0.16	20	800	2	1.34	7	67	0.16	123	10	140	10
JM RC-11-05	186	188	102526	EXT	0.095	0.5	7.41	22	580	1.4	4	0.21	0.5	14	30	1210	4.15	1.63	1.66	162	54	0.22	28	890	2	1.66	5	94	0.21	130	10	144	30
JM RC-11-05	188	190	102527	EXT	0.144	0.5	7.31	17	580	1.2	3	0.21	0.5	28	30	1620	4.38	1.6	1.7	173	52	0.22	27	790	2	2.16	5	67	0.2	126	10	144	30
JM RC-11-05	190	192	102528	EXT	0.132	0.5	7.47	14	480	1.2	2	0.13	0.7	25	29	2370	3.91	1.7	1.26	125	112	0.26	27	660	4	3.02	5	88	0.13	128	10	135	30
JM RC-11-05	192	194	102529	EXT	0.112	0.5	7.98	15	410	1.9	6	0.2	0.6	20	32	2070	4.4	1.54	1.73	253	54	0.28	31	840	2	0.91	5	58	0.22	136	10	466	20
JM RC-11-05	194	196	102530	EXT	0.123	0.5	8.3	11	270	2	3	0.34	0.6	19	38	1860	5.84	1.64	1.62	365	130	0.19	34	1520	2	0.85	5	38	0.25	164	10	744	20
JM RC-11-05	196	198	102531	EXT	0.074	0.5	8.4	7	380	1.8	3	0.15	1.1	20	27	1335	3.74	1.65	1.26	279	187	0.37	26	850	2	1.7	6	88	0.16	126	10	800	30
JM RC-11-05	198	200	102532	EXT	0.086	0.5	9.23	18	500	2.7	4	0.2	1	19	41	1588	5.38	1.6	1.6	371	80	0.31	24	800	2	1.16	5	62	0.17	179	10	798	30
JM RC-11-05	200	202	102533	EXT	0.139	0.5	8.12	16	580	1.9	5	0.32	0.6	27	30	2520	3.72	1.62	1.5	327	282	0.21	26	810	2	1.44	5	39	0.16	114	50	431	30
JM RC-11-05	202	204	102534	EXT	0.119	0.5	8.5	21	780	1.8	7	0.15	1.9	22	10	2120	2.63	1.63	0.67	327	81	0.33	31	600	2	1.53	12	41	0.07	75	30	387	40
JM RC-11-05	204	206	102535	EXT	0.16	0.7	7.18	12	500	1.5	5	0.21	0.5	36	27	2470	2.94	1.61	0.67	132	76	0.27	22	860	2	1.72	5	35	0.13	106	180	301	30
JM RC-11-05	206	208	102536	EXT	0.26	0.5	7.61	10	740	1.6	6	0.2	0.7	22	28	1795	3.5	1.79	1.26	341	56	0.47	24	860	2	2	5	42	0.13	110	30	438	30
JM RC-11-05	208	210	102537	EXT	0.181	0.5	6.44	22	840	1.7	3	0.19	0.5	23	28	2060	3.48	1.76	1.33	261	141	0.26	27	630	2	1.7	5	44	0.13	112	10	498	30
JM RC-11-05	210	212	102538	ORG	0.15	0.5	7.37	19	660	1.2	3	0.21	0.6	21	27	2370	3.26	1.82	0.84	128	128	0.24	23	800	2	2.48	5	37	0.12	112	20	317	30
JM RC-11-05	212	214	102540	EXT	0.139	0.5	8.02	18	830	1.8	2	0.31	0.5	25	28	2430	4.06	2.05	1.3	307	222	0.2	38	1360	2	1.82	6	33	0.16	131	18	836	20
JM RC-11-05	214	216	102541	EXT	0.172	0.5	9.58	25	1140	2.1	3	0.19	1.9	15	21	2160	3	1.66	0.67	208	118	1.37	24	860	2	1.7	8	61	0.1	87	10	756	80
JM RC-11-05	216	218	102542	EXT	0.136	0.6	6.48	29	610	2.6	4	0.26	0.7	34	72	1815	4.78	1.42	2.28	445	77	0.22	58	1390	2	0.83	5	24	0.34	174	20	854	10
JM RC-11-05	218	220	102543	EXT	0.153	0.6	7.2	10	810	1.8	2	0.13	0.5	14	15	1860	2.64	1.9	0.86	168	114	0.22	14	610	2	1.34	5	41	0.11	75	20	279	10
JM RC-11-05	220	222	102544	EXT	0.086	0.7	6.42	21	870	1.1	2	0.09	1.1	13	8	1710	2.18	1.61	0.60	101	116	0.18	14	420	2	1.72	5	46	0.08	45	20	203	20
JM RC-11-05	222	224	102545	EXT	0.206	0.7	6.06	12	790	1.1	5	0.06	0.6	11	5	1825	2.01	1.66	0.7	120	60	0.14	10	410	2	1.35	5	88	0.08	38	10	164	10
JM RC-11-05	224	226	102546	EXT	0.139	0.6	5.82	13	910	1	2	0.06	0.6	16	5	2580	2.31	2.27	0.61	130	108	0.12	8	340	2	1.56	5	55	0.06	37	30	142	10
JM RC-11-05	226	228	102547	EXT	0.188	0.8	6.22	11	870	1.1	4	0.07	0.6	15	8	3110	2.31	2.22	0.62	136	118	0.12	6	360	2	1.66	5	47	0.06	41	20	139	10
JM RC-11-05	228	230	102548	EXT	0.156	0.7	6.65	17	800	1.2	3	0.1	0.6	16	11	3170	2.62	1.98	0.78	150	100	0.16	11	470	2	1.66	8	38	0.08	56	10	157	10
JM RC-11-05	230	232	102549	EXT	0.151	0.8	7.37	14	620	1.4	4	0.16	0.5	18	20	2960	4.46	2.07	1.46	415	84	0.16	29	780	2	2.13	5	50	0.16	112	10	405	10
JM RC-11-05	232	234	102550	EXT	0.185	0.7	7.62	18	480	1.4	2	0.18	0.7	21	50	4130	4.02	2.01	1.62	524	160	0.18	47	470	3	2.48	5	84	0.17	132	10	297	10
JM RC-11-05	234	236	102551	ORG	0.241	0.7	7.66	20	840	1.3	4	0.23	1.7	19	36	3080	3.56	1.98	1.32	239	102	0.2	38	1080	2	1.77	5	51	0.15	122	10	221	10
JM RC-11-05	236	238	102553	EXT	0.16	2	7.06	17	800	1.1	2	0.22	0.5	19	27	2670	3.71	2.07	0.98	193	137	0.17	22	630	2	3.43	6	33	0.12	112	10	117	20
JM RC-11-05	238	240	102554	EXT	0.198	1.7	7.2	10	840	1.1	2	0.19	0.5	19	27	2818	3.45	1.98	1.2	171	215	0.21	21	780	3	2.74	7	25	0.12	108	10	120	10
JM RC-11-05	240	242	102555	EXT	0.108	0.8	7.17	13	310	1.3	2	0.18	0.6	20	25	1845	4.23	1.98	1.07	118	70	0.22	27	730	2	4.39	5	25	0.1	118	10	114	10
JM RC-11-05	242	244	102556	EXT	0.16	1.4	6.88	12	420	1.4	4	0.17	0.6	20	25	2140	3.98	2.12	0.86	112	168	0.18	20	690	2	4.26	6	23	0.1	96	10	112	10
JM RC-11-05	244	246	102557	EXT	0.231	4.2	6.86	28	430	1.7	6	0.24	11.9	20	24	2300	4.1	1.92	1.23	218	230	0.18	28	1030	127	3.41	5	29	0.15	112	10	1320	80
JM RC-11-05	246	248	102558	EXT	0.194	1.3	7.57	13	500	2.2	2	0.21	0.5	19	27	2410	4.41	1.84	1.94	298	128	0.18	28	880	2	2.88	5	38	0.21	128	10	244	10
JM RC-11-05	248	250	102559	EXT	0.23	0.7	8.50	17	830	2.5	7	0.33	0.9	22	41	2270	4.98	2.14	2.06	458	124	0.98	30	1110	2	1.36	5	58	0.26	154	10	276	10
JM RC-11-05	250	252	102560	EXT	0.379	1.1	8.02	14	680	2.1	7	0.29	0.7	20	35	3960	4.18	1.7	1.8	383	66	0.28	25	1060	2	1.62	7	29	0.24	181	10	188	10
JM RC-11-05	252	254	102561	EXT	0.46	1.8	6.38	6	610	1.2	2	0.41	0.5	22	23	6790	3.93	1.79	0.92	288	317	0.08	17	1080	3	2.72	5	17	0.14	128	10	107	10
JM RC-11-05	254	256	102562	EXT	0.602	1.8	7.31	7	400	1.8	3	0.38	0.5	31	27	7980	6.01	1.8	1.38	634	309	0.11	28	1040	5	3.64	5	18	0.2	172	10	184	30
JM RC-11-05	256	258	102563	ORG	0.486	1.3	7.88	13	650	1.7	3	0.18	1	17	27	5810	4.56	2.38	1.2	456	116	0.38	15	670	7	2.84	5	26	0.17	136	10	182	10
JM RC-11-05	258	260	102565	EXT	0.385	0.8	7.54	10	430	1.8	8	0.23	2	24	31	3580	4.52	2.40	1.31	411	114	0.16	26	630	20	2.53	5	17	0.15	134	10	187	10
JM RC-11-05	260	262	102566	EXT	0.284	1.2	7.64	14	640	1.8	2	0.19	1.2	21	31	3300	4.13	2.12	1.33	446	118	0.23	24	620	10	2.21	5	20	0.16	130	10	384	20
JM RC-11-05	262	264	102567	EXT	0.308	0.9	7.31	11	560	1.7	2	0.16	2.4	20	38	2310	3.86	2.06	1.36	446	66	0.31	14	610	33	2.25	6	19	0.17	114	10	407	20
JM RC-11-05	264	266	102568	EXT	0.24	0.6	7.15	16	570	1.4	2	0.18	0.5	16	27	2954	3.96	2.01	1.11	390	75	0.12	16	650	7	1.67	6	16	0.16	111	10	164	10
JM RC-11-05	266	268	102569	EXT	0.206	0.6	7.13	5	480	1.6	2	0.18	0.5	16	26	2820	4.19	1.82	1.34	383	66	0.26	21	700	2	1.86	5	17	0.21	114	10	160	10
JM RC-11-05	268	270	102570	EXT	0.168	0.8	7.1	10	440	1.6	3	0.18	0.5	13	54	1780	4.36	1.56	1.53	366	45	0.76	28	700	3	1.22	5	28	0.22	133	10	164	10
JM RC-11-05	270	272	102571	EXT	0.288	1.4	7.82	15	500	1.6	3	0.21	2	20	33	3370	5.80	2.46	1.47	310	76	0.4	28	830	15	2.18	5	28	0.2	133	10	220	40
JM RC-11-05	272	274	102572	EXT	0.325	1.2	7.62	5	520	1.4	5	0.22	1.7	16	30	3250	4.87	2.06	1.26	327	73	0.21	21	770	10	2.16	5	15	0.16	125	10	143	10
JM RC-11-05	274	276	102573	EXT	0.231	0.9	7.7	13	480	1.5	7	0.16	1.8	17	41	2670	4.6	2.38	1.01	274	135	0.66	28	460	9	2.21	5	27	0.2	140	10	164	10
JM RC-11-05	276	278	102574	EXT	0.373	0.6	7.67	16	450	1.5	6	0.22	2.3	17	48	2980	5.31	2.40	1.66	276	40	0.66	26	770	12	2.44	7	31	0.19	145	10	178	10
JM RC-11-05	278	280	102575	EXT	0.221	1	7.67	7	580	1.4	6	0.17	2.2	13	39	2980	5.82	2.06	1.73	344	34	1.38	27	410	7	1.1	5	44	0.25	153	10	146	10
JM RC-11-05	280	282	102576	EXT	0.136	1.5	7.43	11	460	1.6	7	0.22	2	22	50	2180	5.79	1.71	1.7	424	52	1.16	36	820	11	2.31	6	37	0.22	139	10	201	10
JM RC-11-05	282	284	102577	ORG	0.485	3	6.82	24	400	1.5	6	0.19	2.1	16	37	4340	4.48	2.52	1.32	386	80	0.47	29	710	32	2.31	5	22	0.18	122	10	198	20
JM RC-11-05	284	286	102579	EXT	0.424	1.6	7.71	10	480	2	4	0.14	2.4	16	40	3950	4.3	2.05	1.42	398	87	0.44	30	730	41	1.92	5	21	0.18	133	10	231	10
JM RC-11-05	286	288	102580	EXT	0.316	2.1	7.24	19	400	1.7	4	0.2	2	15	52	3378	5.14	2.00	1.54	536	118	0.5	30	790	40	2.75	5	20	0.19	140	10	272	20
JM RC-11-05	288	290	102581	EXT	0.372	1.3	6.60	37	710	1.6	6	0.31	1.6	21	33	3400	5.52	2.06	1.29	498	54	0.4	20	1300	36	3.98	8	27	0.15	142	10	192	20
JM RC-11-05	290	292	102582	EXT	0.607	1.4	7.19	17	440	1.6	7	0.2	3	16	38	3130	4.21	1.98	1.67	447	86	1.12	27	720	82	1.4	7	38	0.2	126	10	384	10
JM RC-11-05	292	294	102583	EXT	0.236	0.6	6.98	13	380	1.4	6	0.17	1.8	12	31	2330	3.67	1.9	1.98	234	43	1.46	20	630	5	1.34	5	44	0.17	114	10	128	10
JM RC-11-05	294	296	102584	EXT	0.254	0.8	7.2	8	530	1.5	5	0.19	1.6	15	33	2380	4.11	1.94	1.83	288	44	1.48	24	730	6	1.46	5	42	0.19	124	10	174	10
JM RC-11-05	296	298	102585	EXT	0.18	0.5	7.02	10	530	1.5	5	0.17	1.4	14	36	1625	3.58	2.1	1.64	288	83	1.16	33	630	6	1.62	5	37	0.18	116	10	148	10
JM RC-11-05	298	300	102586	EXT	0.274	0.7	7.87	11	480	1.3	4	0.29	2	16	29	2520	4	1.94	1.62	307	61	1.4	18	720	22	1.5	5	45	0.19	114	10	142	20
JM RC-11-05	300	302	102587	EXT	0.154	0.7	7.64	5	860	1.5	6	0.25	2	13	21	1660	3.22	2.08	1.34	318	48	2.01	17	770	10	1.38	5	41	0.17	87	10	157	10
JM RC-11-05	302	304	102588	EXT	0.203	0.8	6.95	9	910	1.5	5	0.19	1.5	13	17	2280	2.64	2.47	1.83	288	38	0.9	12	640	14	1.54	5	33	0.11	67	10	118	10
JM RC-11-05	304	306	102589	EXT	0.181	0.5	7.38	22	980	1.7	4	0.23	1.2	9	16	1679	2.78	2.34	1.72	305	94	1.31	15	720	9	0.88	5	46	0.14	71	10	123	10
JM RC-11-05	306	308	102590	EXT	0.29	0.6	7.41	19	540	1.9	2	0.38	1.6	14	31	2740	3.87	2.1	1.74	405	84	1.24	24	1100	10	1.15	5	47	0.22	121	10	143	10
JM RC-11-05	308	310	102591	EXT	0.176	0.8	7.73	5	790	2.3	9	0.32	1.6	15	36	1800	4.28	2.17	1.8	425	40	0.81	28	1300	12	0.83	5	65	0.27	136	10	164	10
JM RC-11-05	310	312	102592	ORG	0.255	0.5	7.28	7	610	1.8	3	0.21	1.2	14	35	2670	3.84	2.25	1.5	338	78	1.04	24	440	38	1.14	5	43	0.23	122	10	182	10
JM RC-11-05	312	314	102594	EXT	0.284	0.7	7.51	16	720	1.6	4	0.21	1.5	14	41	2210	3.8	2.01	1.62	387	43	1.51	35	750	19	0.37	5	74	0.23	130	10	168	10
JM RC-11-05	314	316	102595	EXT	0.314	0.8	7.28	24	810	1.7	6	0.18	1.4	16	27	2620	3.61	1.86	1.56	420	42	1.38	25	750	7	0.47	5	50	0.16	116	10	200	10
JM RC-11-05	316	318	102596	EXT	0.345	0.6	6.81	16	480	1.7	7	0.18	2.1	13	27	3010	3.52	2.09	1.46	367	67	0.86	22	700	6	1.13	5	36	0.16	105	10	175	10
JM RC-11-05	318	320	102597	EXT	0.156	0.5	8.06	16	870	2.2	6	0.25	1.8	15	35	1735	4.33	2.26	2.11	508	66	1.41	23	630	8	0.55	7	64	0.3	148	10	578	10
JM RC-11-05	320	322	102598	EXT	0.158	0.5	7.81	8	600	1.8	7	0.23	1.6	13	30	1630	3.75	2.15	1.85	436	51	1.73	22	880	10	0.58	5	58	0.22	128	10	220	10
JM RC-11-05	322	324	102599	EXT	0.222	0.5	7.8	8	540	1.7	6	0.2	1.6	12	30	1985	3.79	1.84	1.79	460	54	2.11	22	750	18	0.58	5	88	0.23	118	10	225	10
JM RC-11-05	324	326	102600	EXT	0.259	0.7	7.2	16	480	1.6	8	0.18	1.7	14	32	2130	4.16	1.73	1.74	438	43	1.83	23	860	17	0.79	5	56	0.21	123	10	228	10
JM RC-11-05	326	328	102601	EXT	0.168	0.5	7.13	26	670	1.6	4	0.18	1.8	12	34	1715	4.19	1.86	1.89	408	104	1.61	20	760	10	0.81	5	52	0.22	122	10	207	10
JM RC-11-05	328	330	102602	EXT	0.174	0.5	7.44	14	530	1.3	7	0.18	1.3	12	26	1580	4.13	2.16	1.5	325	57	1.64	21	790	8	1.4	5	40	0.17	116	10	188	10
JM RC-11-05	330	332	102603	EXT	0.251	0.5	7.39	13	550	1.4	6	0.18	1.8	12	27	2180	4.14	2.28	1.81	417	54	1.22	18	740	12	1.14	5	33	0.17	118	10	193	10
JM RC-11-05	332	334	102604	EXT	0.18	0.8	4	30	800	2	6	0.25	2.3	20	48	1935	4.96	2.27	2.37	528	65	1.16	28	860	14	1.02	5	75	0.3	144	10	383	10
JM RC-11-05	334	336	102605	EXT	0.177	0.5	7.42	18	410	1.4	6	0.18	1.8	14	30	1830	3.83	1.80	1.64	381	40	1.6	30	710	7	0.88	5	48	0.2	116	10	196	10
JM RC-11-05	336	338	102606	EXT	0.106	0.6	7.8	16	470	1.9	5	0.19	1.8	16	48	2420	4.3	2.42	2.18	424	82	0.87	28	880	8	1.03	6	35	0.25	136	10	229	10
JM RC-11-05	338	340	102607	EXT	0.24	0.7	7.57	27	470	1.9	6	0.28	1.8	22	33	3300	4.36	2.50	1.5	364	66	0.7	29	840	16	1.88	5	27	0.18	114	10	216	40
JM RC-11-05	340	342	102608	ORG	0.219	0.6	7.51	24	430	1.6	6	0.22	1.6	12	34	2520	3.65	2.07	1.61	437	130	1.36	22	750	22	1.71	5	38	0.18	115	10	238	10
JM RC-11-05	342	344	102610	EXT	0.188	0.5	7.04	12	340	1.4	7	0.21	2	14	31	1720	3.98	1.72	1.6	460	53	1.72	30	710	17	1.18	5	40	0.2	110	10	203	10
JM RC-11-05	344	346	102611	EXT	0.148	0.5	7.19	17	370	1.6	7	0.29	1.8	17	32	1785	4.4	1.65	1.93	441	60	1.64	19	880	8	1.81	5	42	0.18	116	10	176	10
JM RC-11-05	346	348	102612	EXT	0.131	0.5	7.54	16	380	1.8	6	0.29	1.7	14	35	1520	4.58	1.84	2.06	543	47	1.72	23	880	11	1.22	5	54	0.24	130	10	184	10
JM RC-11-05	348	350	102613	EXT	0.108	0.5	6	26	380	2.4	7	0.34	2	17	38	1250	5.23	2.3	2.24	681	48	1.2	25	1080	3	0.91	5	58	0.32	147	10	230	10
JM RC-12-05	0	2	102614	EXT	0.118	0.5	7.54	20	680	1.5	6	0.15	1.3	6	24	830	3.27	2.42	0.91	198	98	0.37	8	950	4	0.38	5	137	0.1	80	10	82	10
JM RC-12-05	2	4	102615	EXT	0.066	0.5	7.93	12	790	1.1	6	0.18	1.2	5	14	455	2.44	2.41	0.8	71	91	0.4	11	800	10	0.25	5	758	0.09	67	10	38	10
JM RC-12-05	4	6	102616	EXT	0.101	0.5	7.36	18	750	1.1	8	0.11	1	5	11	802	2.54	2.42	0.71	47	79	0.33	8	980	19	0.28	5	98	0.08	82	10	45	160
JM RC-12-05	6	8	102617	EXT	0.086	0.5	6.98	22	810	0.8	6	0.1	1.2	4	17	342	2.73	2.3	0.48	60	98	0.3	11	480	7	0.24	8	105	0.1	54	10	27	30
JM RC-12-05	8	10	102618	EXT	0.083	0.5	6.67	24	800	1	6	0.07	0.7	2	7	340	2.78	2.46	0.4	25	95	0.18	8	420	4	0.13	5	100	0.09	48	10	12	10
JM RC-12-05	10	12	102619	EXT	0.122	0.5	7.4	20	730	1.1	6	0.08	1.1	2	15	336	2.59	2.08	0.5	34	91	0.2	8	440	14	0.32	5	120	0.11	71	10	19	10
JM RC-12-05	12	14	102620	EXT	0.13	0.6	7.08	31	480	1.8	6	0.1	1.4	8	29	980	3.45	2.33	1.06	148	98	0.25	18	540	18	0.43	5	125	0.15	114	10	67	10
JM RC-12-05	14	16	102621	EXT	0.16	0.7	7.78	48	780	1.8	6	0.08	1.4	11	27	546	3.56	2.31	1.4	286	53	0.27	18	620	5	0.28	7	98	0.17	117	10	88	200
JM RC-12-05	16	18	102622	EXT	0.183	0.6	7.68	48	870	1.6	7	0.09	1.5	13	27	605	3.36	2.36	1.4	287	47	0.2	21	600	13	0.11	8	118	0.19	116	10	116	280
JM RC-12-05	18	20	102623	EXT	0.080	0.7	6.83	23	480	1.7	7	0.07	1.3	4	21	616	3	2.31	1.24	222	30	0.22	25	480	11	0.11	5	100	0.15	88	10	128	40
JM RC-12-05	20	22	102624	EXT	0.07	0.5	6.38	13	430	1.7	7	0.07	1.6	6	24	740	3.36	2.18	1.36	266	35	0.2	30	580	8	0.08	5	128	0.18	108	10	170	30
JM RC-12-05	22	24	102625	EXT	0.080	0.5	6.14	18	480	1.6	8	0.08	1.3	6	32	654	3.61	2.38	1.22	313	37	0.18	16	510	5	0.1	5	90	0.17	132	10	168	30
JM RC-12-05	24	26	102626	EXT	0.137	0.6	6.17	33	670	1.6	6	0.08	1.7	15	33	679	3.83	2.38	1.48	387	67	0.28	24	680	5	0.22	5	153	0.18	138	10	67	60

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-12-06	26	28	102627	EXT	0.124	0.5	7.99	15	570	1.5		0.08	1.4	7	25	718	3.3	2.4	1.46	347	65	0.23	21	610	4	0.17	5	84	0.18	104	10	120	30
JM RC-12-06	28	30	102628	EXT	0.126	0.5	8.23	25	610	1.7	7	0.07	1.2	7	21	800	3.37	2.45	1.36	318	63	0.18	17	600	12	0.17	5	144	0.16	102	10	130	40
JM RC-12-06	30	32	102629	EXT	0.143	0.5	6.3	17	610	1.6	8	0.07	1.7	8	22	756	3.5	2.61	1.56	375	50	0.16	14	640	11	0.26	5	96	0.18	106	10	216	50
JM RC-12-06	32	34	102630	EXT	0.087	0.5	8.25	18	620	1.4	7	0.07	1.2	10	25	815	3.58	2.34	1.74	401	50	0.17	21	660	6	0.14	5	122	0.21	120	10	186	20
JM RC-12-06	34	36	102631	ORG	0.111	0.6	8.41	14	660	1.4	7	0.08	1.6	6	29	1150	3.7	2.41	1.44	278	46	0.21	18	650	10	0.21	5	136	0.17	125	10	142	40
JM RC-12-06	36	38	102633	EXT	0.097	0.5	8.66	7	400	1.4	5	0.06	1.5	6	29	1465	3.57	2.08	1.78	380	44	0.21	21	630	6	0.39	5	106	0.21	140	10	154	30
JM RC-12-06	38	40	102634	EXT	0.148	0.5	7.94	9	640	1.4	6	0.06	1.6	10	27	1615	3.48	2	1.54	334	44	0.18	18	640	10	0.31	5	131	0.18	122	10	147	50
JM RC-12-06	40	42	102635	EXT	0.113	0.5	6.11	16	610	1.2	6	0.06	1.6	16	25	2670	3.58	2.34	1.54	348	43	0.2	20	680	9	0.54	5	112	0.19	128	10	122	50
JM RC-12-06	42	44	102636	EXT	0.065	0.5	8	21	960	1.1	10	0.06	1.3	9	25	3360	3.33	2.47	1.53	328	52	0.22	19	660	8	0.66	5	102	0.17	120	10	112	60
JM RC-12-06	44	46	102637	EXT	0.141	0.6	7.94	18	720	1.2	5	0.06	1.6	6	23	1460	3.93	2.41	1.26	264	65	0.18	16	670	6	0.35	5	126	0.14	112	10	104	60
JM RC-12-06	46	48	102638	EXT	0.108	0.5	7.67	51	620	1.3	7	0.06	1.1	4	23	843	3.14	2.74	0.44	122	70	0.16	10	670	8	0.2	5	157	0.15	118	10	75	60
JM RC-12-06	48	50	102639	EXT	0.138	0.7	7.67	46	660	1.1	4	0.06	1.5	2	21	788	2.75	2.64	0.94	140	71	0.16	11	710	21	0.19	5	145	0.14	114	10	102	50
JM RC-12-06	50	52	102640	EXT	0.207	0.5	7.53	14	610	1.4	5	0.09	1.6	3	22	664	4.13	2.61	1.12	208	72	0.12	16	720	5	0.21	5	126	0.18	114	10	174	50
JM RC-12-06	52	54	102641	EXT	0.203	0.4	6.83	16	1020	1	4	0.04	1	2	13	865	3.13	2.66	0.79	161	94	0.11	10	670	10	0.3	11	127	0.11	84	10	94	60
JM RC-12-06	54	56	102642	EXT	0.175	0.7	6.64	19	1120	1.2	4	0.06	1.6	1	14	933	3.36	2.57	0.62	130	70	0.11	6	670	8	0.2	5	119	0.08	74	10	107	60
JM RC-12-06	56	58	102643	EXT	0.231	0.6	7	34	330	2.1	3	0.19	2.2	23	141	3130	6.53	1.64	2.72	874	62	0.1	84	2490	10	0.41	5	458	0.43	164	10	254	70
JM RC-12-06	58	60	102644	EXT	0.243	0.7	7.2	16	278	1.5	7	0.13	1.4	15	79	3230	3.75	1.58	2	448	43	0.12	51	1370	10	0.4	5	134	0.25	126	10	244	30
JM RC-12-06	60	62	102645	EXT	0.266	1	7.29	34	600	1.2	5	0.09	1.4	8	34	1225	3.81	2.56	1.06	235	104	0.15	19	660	8	0.32	5	186	0.16	106	10	172	40
JM RC-12-06	62	64	102646	EXT	0.181	0.6	7.71	21	700	1.5	5	0.09	1.3	16	22	4100	4.65	2.58	1.5	422	66	0.14	20	730	3	0.7	7	45	0.19	110	10	325	30
JM RC-12-06	64	66	102647	ORG	0.135	0.5	7.94	23	660	1.4	6	0.06	1.7	15	20	3440	3.76	2.64	1.44	403	76	0.15	18	770	3	0.93	5	66	0.16	103	10	277	40
JM RC-12-06	66	68	102648	EXT	0.132	0.5	6.63	51	450	1.1	5	0.07	1.5	17	15	4130	3.17	2.46	0.65	198	47	0.22	14	630	7	1.6	5	82	0.1	94	10	114	40
JM RC-12-06	68	70	102650	EXT	0.126	0.6	5.66	17	418	0.7	6	0.03	1.3	11	6	5070	2.72	3.3	0.4	74	63	0.13	12	340	5	2.18	5	40	0.05	30	10	50	30
JM RC-12-06	70	72	102651	EXT	0.106	0.5	5.66	6	460	0.9	3	0.02	0.5	6	2	4600	2.06	2.36	0.56	43	68	0.12	6	340	7	1.63	5	48	0.05	26	10	36	30
JM RC-12-06	72	74	102652	EXT	0.181	1.5	5.57	5	360	0.6	7	0.02	0.6	6	6	5860	2.83	2.26	0.43	56	79	0.14	11	270	6	2	5	30	0.08	28	10	48	30
JM RC-12-06	74	76	102653	EXT	0.116	1	5.36	11	510	0.6	7	0.02	1	11	9	4750	1.92	2.22	0.35	61	183	0.1	10	330	2	1.79	5	42	0.05	22	16	38	30
JM RC-12-06	76	78	102654	EXT	0.133	0.7	5.7	7	400	0.7	4	0.01	1.2	14	1	5300	2.46	2.36	0.51	133	97	0.11	7	300	2	2.14	5	44	0.05	23	10	46	30
JM RC-12-06	78	80	102655	EXT	0.172	0.7	7.57	8	538	1.2	5	0.14	1.6	16	54	5850	3.6	2.31	1.76	448	130	0.12	41	1260	10	1.1	10	32	0.22	104	10	200	30
JM RC-12-06	80	82	102656	EXT	0.145	0.7	6.29	17	660	1.6	4	0.1	1.5	17	39	3430	3.42	2.55	1.7	554	65	0.15	25	770	10	0.61	11	26	0.2	124	10	206	30
JM RC-12-06	82	84	102657	EXT	0.173	1.4	7.82	5	610	1.5	7	0.14	2.2	16	26	3810	3.53	2.68	1.74	541	125	0.12	25	670	10	0.64	5	18	0.14	112	10	195	30
JM RC-12-06	84	86	102658	EXT	0.221	1.2	7.96	5	630	1.5	12	0.14	2	17	24	4700	3.31	2.75	1.76	481	105	0.18	21	660	32	0.58	5	26	0.18	123	10	211	30
JM RC-12-06	86	88	102659	EXT	0.109	0.5	7.85	5	620	1.5	10	0.17	2.4	14	25	2430	3.81	2.17	1.82	392	67	0.83	24	750	15	0.18	5	37	0.22	134	10	180	10
JM RC-12-06	88	90	102660	EXT	0.147	0.5	7.41	8	450	1.3	4	0.17	2.1	16	23	2110	4.03	1.82	2	466	35	0.66	24	700	5	0.17	5	35	0.2	126	10	170	20
JM RC-12-06	90	92	102661	EXT	0.192	0.5	7.56	8	460	1.7	6	0.16	2	16	26	2870	3.66	2.31	1.66	447	130	0.48	25	630	7	0.28	6	27	0.23	130	10	170	20
JM RC-12-06	92	94	102662	EXT	0.197	0.6	7.38	10	460	1.6	10	0.16	2.2	16	30	2450	3.65	2.46	1.9	815	72	0.25	29	810	11	0.32	5	25	0.24	130	10	211	30
JM RC-12-06	94	96	102663	EXT	0.264	0.9	6.06	10	518	1.6	10	0.23	2	14	31	3260	3.71	2.73	1.62	503	104	0.2	26	660	11	0.43	5	35	0.22	134	10	160	30
JM RC-12-06	96	98	102664	EXT	0.302	1.2	7.67	13	810	1.5	6	0.25	4	14	33	4220	3.6	2.47	1.98	400	134	0.5	27	1080	18	0.82	5	22	0.21	126	10	203	30
JM RC-12-06	98	100	102665	EXT	0.249	1.2	8.16	8	860	1.7	6	0.21	3.7	15	21	6120	3.66	2.53	1.98	563	96	0.48	17	860	22	0.95	5	41	0.24	126	10	227	50
JM RC-12-06	100	102	102666	EXT	0.199	1.4	7.68	8	450	1.6	4	0.33	7.2	12	23	3680	3.48	2.37	1.78	734	94	0.86	17	810	50	0.74	5	32	0.2	119	10	719	80
JM RC-12-06	102	104	102667	EXT	0.229	1.1	7.82	5	480	1.6	4	0.2	2.6	13	24	5640	3.6	2.33	1.64	877	100	0.88	19	840	37	0.48	5	31	0.2	116	10	310	40
JM RC-12-06	104	106	102668	EXT	0.291	1.9	7.76	5	820	1.6	2	0.15	1.7	11	23	12100	2.62	2.48	1.48	410	139	0.43	19	840	42	0.6	6	30	0.18	98	10	211	60
JM RC-12-06	106	108	102669	ORG	0.211	1.2	6.95	5	620	1.4	4	0.12	2.7	11	14	7040	2.77	2.01	1.2	418	143	1.22	14	520	38	0.61	5	45	0.13	74	10	202	40
JM RC-12-06	108	110	102671	EXT	0.194	1.3	6.79	5	740	1.4	5	0.14	3.1	10	11	3170	3.02	1.98	1.12	343	107	1.5	12	478	76	0.66	5	56	0.13	80	10	329	30
JM RC-12-06	110	112	102672	EXT	0.194	0.8	7.68	6	460	1.6	10	0.21	2.4	15	29	2460	4.13	1.66	1.66	645	61	1.64	24	750	28	0.4	7	64	0.28	129	10	248	20
JM RC-12-06	112	114	102673	EXT	0.257	0.9	7.79	16	500	1.6	4	0.2	3.1	14	30	6870	4.5	1.66	1.66	620	96	1.63	25	830	51	0.53	12	66	0.29	129	10	307	30
JM RC-12-06	114	116	102674	EXT	0.194	0.7	7.83	6	498	1.5	6	0.19	2.4	13	37	6870	4.48	1.64	1.7	332	51	1.64	20	810	30	0.64	5	66	0.25	126	10	226	50
JM RC-12-06	116	118	102675	EXT	0.23	1.3	7.48	12	318	1.3	3	0.16	2.6	15	24	8110	5.18	1.72	1.66	405	60	1.6	19	840	36	1.66	6	81	0.23	124	10	213	40
JM RC-12-06	118	120	102676	EXT	0.173	0.6	4.12	15	368	2.3	6	0.23	2.2	20	66	6140	6.15	2.24	2.58	502	74	0.66	47	860	16	1.06	10	70	0.38	153	10	243	40
JM RC-12-06	120	122	102677	EXT	0.147	0.6	6.04	13	350	2	4	0.33	2.5	23	53	2270	5.4	2.25	2.73	863	73	0.63	46	1140	16	0.57	10	71	0.38	157	10	305	20
JM RC-12-06	122	124	102678	EXT	0.221	1.5	7.67	20	818	1.7	6	0.27	3.5	16	22	2780	4.82	2.58	1.54	866	62	0.53	24	840	61	1.04	15	27	0.16	114	10	458	50
JM RC-12-06	124	126	102679	EXT	0.351	1.5	6.65	5	540	1.4	6	0.36	2.1	14	25	3720	3.26	2.18	1.22	504	104	0.1	20	860	38	1.06	5	16	0.12	96	10	182	30
JM RC-12-06	126	128	102680	EXT	0.448	1.8	6.94	5	818	1.4	2	0.25	2.5	16	15	4760	3.43	2.43	1.14	486	130	0.14	17	720	82	1.18	8	14	0.13	82	10	242	40
JM RC-12-06	128	130	102681	EXT	0.364	1.3	7.67	6	818	1.6	5	0.42	1.9	20	22	4000	3.58	2.46	1.41	575	154	0.7	17	750	22	0.96	5	14	0.15	104	10	184	20
JM RC-12-06	130	132	102682	EXT	0.326	1.2	7.64	7	760	1.7	6	0.34	2.1	13	27	4150	3.66	2.48	1.8	712	154	0.62	23	830	35	0.66	13	41	0.2	116	10	184	30
JM RC-12-06	132	134	102683	EXT	0.380	2.6	6.94	8	718	1.6	6	0.16	4.6	14	22	4640	3.42	2.44	1.34	718	130	0.19	16	780	310	1.04	15	25	0.15	103	10	526	60
JM RC-12-06	134	136	102684	EXT	0.356	1.7	7.62	5	668	1.5	7	0.23	2.4	12	24	4380	4.11	2.15	1.08	700	150	1.87	18	820	48	0.73	6	45	0.16	114	10	276	40
JM RC-12-06	136	138	102685	EXT	0.312	2.1	7.21	58	700	1.7	5	0.21	2.7	15	23	3790	4.34	2.47	1.51	1006	161	0.27	21	840	76	1.26	12	26	0.17	118	10	431	100
JM RC-12-06	138	140	102686	EXT	0.525	3.5	4.78	22	540	1.7	5	0.25	14	13	21	3800	3.63	2.64	1.34	784	162	0.15	19	1000	425	2.1	46	23	0.15	104	10	1865	220
JM RC-12-06	140	142	102687	EXT	0.494	2	5.84	13	450	1.6	5	0.16	5.6	14	14	4610	3.57	2.27	1.28	709	121	0.14	17	640	154	1.48	33	19	0.13	94	10	651	80
JM RC-12-06	142	144	102688	EXT	4.88	7.6	4.86	39	430	1.6	2	0.17	36.9	4	18	8100	2.36	2.21	0.7	327	118	0.07	12	820	1830	1.96	79	38	0.13	71	10	4520	440
JM RC-12-06	144	146	102689	ORG	0.816	7.7	7.51	81	480	2.4	2	0.36	37.6	15	8	6870	3.73	2.8	0.8	662	148	0.2	14	1640	3830	2.02	21	83	0.31	100	10	4780	400
JM RC-12-06	146	148	102691	EXT	0.46	5.1	6.16	43	650	2.2	2	0.45	10.2	19	5	4830	4.56	2.77	1.94	1860	110	1.19	13	2040	1020	1.48	5	86	0.41	107	10	2640	240
JM RC-12-06	148	150	102692	EXT	0.276	1.2	6.21	18	480	1.6	2	0.41	1.1	16	25	3630	5.04	2.44	2.08	978	98	2.36	13	1710	80	0.42	5	118	0.42	142	10	317	30
JM RC-12-06	150	152	102693	EXT	0.366	1.8	6.17	22	390	1.4	2	0.21	2.1	12	34	5040	3.42	2.1	1.56	750	141	0.88	35	730	109	0.82	16	42	0.22	93	10	408	30
JM RC-12-06	152	154	102694	EXT	0.234	1	7.02	5	410	1.4	2	0.22	1.8	12	27	3640	3	2.51	1.36	605	44	0.86	15	730	45	0.58	21	47	0.2	83	10	230	20
JM RC-12-06	154	156	102695	EXT	0.326	1.6	4.44	7	630	1.5	2	0.21	1.8	11	34	4280	2.42	2.79	1.14	580	57	0.16	14	720	74	0.65	33	23	0.13	87	10	361	30
JM RC-12-06	156	158	102696	EXT	0.301	1.5	6.63	16	800	1.6	2	0.38	1.2	24	40	4170	6	2.79	2.47	780	74	1.57	38	1230	36	0.44	5	126	0.36	153	10	271	20
JM RC-12-06	158	160	102697	EXT	0.236	1.4	7.61	17	480	1.8	2	0.32	1.1	14	36	3880	3.71	2.54	1.76	728	54	1.56	26	1080	43	0.47	16	88	0.27	139	10	249	20
JM RC-12-06	160	162	102698	EXT	0.366	1.6	6.71	30	360	1.8	2	0.19	2.1	12	37	5040	2.98	2.6	1.29	637	80	0.14	18	710	77	0.75	16	25	0.13	92	10	267	30
JM RC-12-06	162	164	102699	EXT	0.366	1.5	7.81	14	820	1.6	2	0.19	6.8	13	38	4290	4.45	2.86	1.93	612	47	0.54	22	780	25	0.46	5	38	0.21	122	10	279	30
JM RC-12-06	164	166	102700	EXT	0.246	1.3	7.43	20	820	1.8	2	0.21	1.2	14	27	3840	3.63	2.91	1.68	691	61	0.46	18	720	30	0.54	5	33	0.17	113	10	262	20
JM RC-12-06	166	168	102701	EXT	0.281	1.1	7.16	17	570	1.6	2	0.18	1.7	14	30	5690	3.38	2.83	1.16	780	121	0.16	18	780	33	0.67	5	36	0.16	104	10	254	30
JM RC-12-06	168	170	102702	EXT	0.314	2	7.11	202	480	1.8	2	0.2	1.8	30	28	6400	2.68	2.71	0.86	1045	140	0.88	25	480	81	1.32	22	44	0.16	108	10	336	190
JM RC-12-06	170	172	102703	EXT	0.673	3.1	7.04	168	490	1.5	2	0.29	11.1	15	28	2700	3.52	2.73	0.63	1790	44	0.95	10	700	445	1.85	28	60	0.25	108	20	1785	190
JM RC-12-06	172	174	102704	EXT	0.182	1	6.83	35	650	1.3	2	0.42	2.8	11	32	2840	3.44	2.26	1.39	1130	50	1.54	21	610	158	0.62	7	73	0.21	94	10	397	20
JM RC-12-06	174	176	102705	EXT	0.223	0.6	7.82	12	480	1.6	2	0.45	6.6	10	60	2880	4.38	2.5	2.41	786	86	2.04	34	780	38	0.33	6	125	0.35	138	10	273	20
JM RC-12-06	176	178	102706	EXT	0.264	1	7.63	17	560	1.5	2	0.46	1.2	16	36	3580	4.28	2.19	1.62	675	173	2.4	22	780	33	0.41	8	112	0.29	138	10	240	10
JM RC-12-06	178	180	102707	EXT	0.264	0.6	7.36	16	430	1.6	2	0.46	1.2	14	33	3540	3.86	1.82	1.63	604	134	2.15	18	770	43	0.51	6	88	0.26	115	10	283	20
JM RC-12-06	180	182	102708	EXT	0.273	1.2	7.72	13	480	2.1	2	0.44	8.6	18	48	3880	4.1	2.56	2.15	713	130	1.32	21	490	34	0.43	28	72	0.34	132	10	280	20
JM RC-12-06	182	184	102709	EXT	0.287	1	7.48	8	590	1.5	2	0.43	8.7	18	31	3180	4.28	2.06	1.86	617	80	2.64	18	670	16	0.38	5	94	0.25	113	10	248	10
JM RC-12-06	184	186	102710	EXT	0.287	0.6	7.27	14	530	1.4	2	0.32	6.8	18	28	3210	4.42	1.86	1.86	728	175	2.14	17	738	22	0.4	5	67	0.24	115	10	238	40
JM RC-12-06	186	188	102711	EXT	0.35	0.5	7.08	5	778	1.4	2	0.35	1.3	14	31	3800	3.88	2.23	1.55	714	158	1.8	20	710	14	0.47	5	85	0.27	108	10	277	30
JM RC-12-06	188	190	102712	EXT	0.34	0.6	7.46	15	480	1.7	2	0.38	6.8	18	34	3180	4.02	2.22	1.86	784	88	1.52	21	840	12	0.42	5	63	0.25	119	10	243	10
JM RC-12-06	190	192	102713	ORG	0.432	1.4	7.11	18	700	2.1	2	0.45	1.5	15	31	5400	3.06	2.88	1.22	648	184	0.13	28	1080	37	0.85	5	25	0.15	92	10	396	30
JM RC-12-06	192	194	102715	EXT	0.39	2.5	8.11	18	880	2.6	2	0.56	2.3	24	58	4530	4.09	2.08	1.82	1100	144	0.71	41	1200	334	1.38	6	30	0.22	148	10	618	40
JM RC-12-06	194	196	102716	EXT	0.141	1.1	6.16	13	400	1.8	2	0.44	8.8	27	63	3460	4.84	2.4	2.57	1005	88	1.26	37	1075	16	0.67	5	50	0.38	154	10	326	20
JM RC-12-06	196	198	102717	EXT	0.264	0.9	7.44	16	450	1.5	2	0.43	1.1	18	38	3840	4.06	2.12	1.73	647	44	1.62	18	750	44	0.54	5	48	0.22	115	10	346	20
JM RC-12-06	198	200	102718	EXT	0.266	0.6	7.62	8	510	1.6	2	0.27	6.8	18	38	3200	3.88	2.24	1.86	785	144	1.32	16	750	38	0.45	5	60	0.23	117	10	250	10
JM RC-12-06	200	202	102719	EXT	0.264	0.9	8.62	23	480	2.1	2	0.41	8.8	25	69	3580	4.51	3.04	2.54	881	108	0.27	32	1160	2	0.48	5	16	0.33	156	10	385	20
JM RC-12-06	202	204	102720	EXT	0.779	1.4	6.08	8	440	1.8	2	0.6	2	8	34	4580	2.4	2.34	1.08	640	347	0.27	15	640	97	0.79	7	27	0.15	63	10	237	20
JM RC-12-06	204	206	102721	EXT	0.216	1.1	6.66	5	480	1.9	2	0.44	1.2	28	48	3678	5.81	2.71	2.74	1080	122	0.87	32	1520	18	0.86	6	43	0.38	182	10	288	30
JM RC-12-06	206	208	102722	EXT	0.187	1.1	6.38	13	440	2	2	0.45	0.6	30	69	3700	5.13	2.73	2.64	1165	250	0.79	36	1080	77	0.58	5	58	0.4	158	10	308	20
JM RC-12-06	208	210	102723	ORG	0.488	2	6.63	14	730	1.8	2	0.24	2.4	13	26	4488	3.15	2.08	1.47	662	85	0.83	16	480	72	0.8	5	58	0.19	85	10	329	30
JM RC-12-06	210	212	102725	EXT	0.172	3.8	7.28	5	778	1.7	2	0.29	1.1	18	44	3480	3.56	2.65	1.72	743	164	0.75	27	880	23	0.48	5	48	0.2	118	10	211	30
JM RC-12-06	212	214	102726	EXT	0.738	1.4	7.65	8	980	1.7	2	0.4	2.3	21	35	3418	4.37	2.57	2	666	102	1.14	27	1030	80	0.54	5	78	0.71	132	10	380	20
JM RC-12-06	214	216	102727	EXT	0.288	1.4	6.13	5	318	1.8	2	0.38	0.9	28	75	3455	4.48	2.78	2.6	782	114	1.14	41	850	38	0.38	5	71	0.42	153	10	288	10
JM RC-12-06	216	218	102728	EXT	0.271	3.8	7.34	22	418	1.8	2	0.46	0.6	15	67	3360	3.88	2.04	1.88	625	88	1.67	52	700	24	0.42	5	102	0.29	110	10	183	10
JM RC-12-06	218	220	102729	EXT	0.22	3.1	7.94	20	430	1.9	2	0.58	1.4	16	64	3140	4.38	2.29	2.41	732	88	2.58	26	830	65	0.3	17	218	0.46	154	10	223	20
JM RC-12-06	220	222	102730	EXT	0.19	1.6	7.62	24	700	1.3	2	0.48	1	14	31	2480	3.34	2.08	1.64	687	75	2.5	23	678	32	0.28	5	186	0.36	104	10	163	10
JM RC-12-06	222	224	102731	EXT	0.208	1.3	6.18	5	640	1.8	2	0.55	1	14	33	3008	3.8	2.78	1.72	587	66	2.78	18	1120	37	0.38	5	218	0.41	121	10	188	20
JM RC-12-06	224	226	102732	EXT	0.232	3.1	7.88	27	578	1.4	2	0.6	1.6	15	44	3140	3.78	2.28	1.82	711	106	2.67	28	840	76	0.37	5	164	0.38	124	10	253	20
JM RC-12-06	226	228	102733	EXT	0.274	1.8	6.88	30	880	1.4	2	0.58	1	14	33	4500	3.25	2.36	1.68	770	62	1.77	16	710	61	0.91	14	124	0.27	98	10	208	20
JM RC-12-06	228	230	102734	EXT	0.221	1.2	7.48	13	478	1.5	2	0.51	0.6	16	32	2710	4.04	2.38	2.02	880	66	1.98	18	680	28	0.27	5	118	0.34	128	10	194	30
JM RC-12-06	230	232	102735	EXT	0.147	0.7	4.09	8	278	1.5	2	0.73	0.8	30	48	1915	4.75	3.2	2.38	748	68	1.8	18	1120	21	0.17	5	128	0.45	142	10	178	20
JM RC-12-06	232	234	102736	EXT	0.16	0.7	7.38	5	880	1.3	2	0.58	0.9	10	38	3500	4.33	2.57	1.64	782	56	1.67	24	810	33	0.26	5	126	0.3	138	10	175	30
JM RC-12-06	234	236	102737	EXT	0.208	0.8	7.45	11	680	1.2	2	0.4	0.6	13	31	3870	4.14	2.38	1.52	1005	61	2.54	21	730	37	0.38	5	128	0.28	118	10	200	20
JM RC-12-06	236	238	102738	EXT	0.198	1.8	7.13	5	740	1.2	2	0.4	0.8	12	36	3830	3.52	2.6	1.5	677	66	2.88	17	650	47	0.38	5	132	0.26	106	10	228	10
JM RC-12-06	238	240	102739	EXT	0.217	0.8	7.25	12	730	1.3	2	0.36	0.8	12	38	3330	3.38	2.86	1.54	854	66	2.81	18	680	32	0.31	5	138	0.28	107	10	228	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-12-05	240	242	102740	EXT	0.282	3.3	7.25	6	780	1.5	2	0.35	0.9	12	45	4140	3.51	2.83	1.06	970	167	1.34	21	730	28	0.44	5	85	0.27	106	10	206	20
JM RC-12-05	242	244	102741	EXT	0.24	1.4	7.4	15	1080	1.3	2	0.34	0.7	12	30	3320	3.6	2.82	1.56	780	85	1.84	18	740	38	0.32	5	110	0.28	104	10	184	10
JM RC-12-05	244	246	102742	EXT	0.396	0.8	6.03	7	610	1.4	2	0.62	0.9	16	48	3000	4.33	2.41	2.22	986	134	1.86	23	670	48	0.33	5	162	0.38	132	10	290	30
JM RC-12-05	246	248	102743	EXT	0.186	0.8	6.87	17	280	1.6	2	1.14	0.9	25	81	2120	5.38	2.6	2.97	880	70	1.64	24	1340	33	0.38	5	198	0.61	181	10	319	20
JM RC-12-05	248	250	102744	EXT	0.236	1.6	6.53	20	310	1.7	2	0.85	1	20	68	3410	4.57	2.45	2.53	890	48	1.51	25	1000	12	0.37	5	112	0.48	154	10	303	20
JM RC-12-05	250	252	102745	ORG	0.254	2.3	6.03	16	310	1.7	2	0.85	0.5	16	59	3770	4.41	2.71	2.05	895	114	1.82	27	920	17	0.36	5	88	0.48	134	10	170	20
JM RC-12-05	252	254	102747	EXT	0.23	1.4	7.25	7	1120	1.7	2	0.47	1.2	13	34	3030	2.98	2.7	1.4	626	214	1.06	18	880	32	0.82	5	82	0.27	85	10	179	30
JM RC-12-05	254	256	102748	EXT	0.184	1	6.32	21	1080	1.6	2	0.48	0.9	13	38	2920	3.75	2.67	1.88	621	103	2.45	18	790	14	0.5	5	138	0.38	128	10	142	30
JM RC-12-05	256	258	102749	EXT	0.255	0.8	6.09	8	[illegible]	1.8	2	0.58	0.8	12	48	3080	3.96	2.88	1.64	885	68	1.6	37	720	14	0.31	5	107	0.38	137	10	156	30
JM RC-12-05	258	260	102750	EXT	0.201	1.5	7.25	17	760	1.5	2	0.8	1.9	9	36	3140	3.57	2.37	1.66	754	132	1.72	18	610	119	0.32	9	122	0.35	118	10	182	30
JM RC-12-05	260	262	102751	EXT	0.25	2.2	6.54	15	740	1.6	2	0.74	1.6	11	41	4810	3.88	2.62	1.63	1070	130	0.79	17	480	88	0.63	17	74	0.28	87	10	248	50
JM RC-12-05	262	264	102752	EXT	0.228	2.1	6.32	13	700	1.5	2	0.7	1.7	6	36	4380	3.77	2.48	1.57	988	124	0.79	18	480	42	0.61	5	72	0.24	88	10	212	40
JM RC-12-05	264	266	102753	EXT	0.244	0.6	7.85	13	[illegible]	1.5	2	0.46	1.2	16	88	3400	3.73	2.88	1.76	1020	100	1.83	28	678	28	0.36	5	122	0.32	116	10	224	30
JM RC-12-05	266	268	102754	EXT	0.31	1.3	7.09	5	940	1.6	2	0.51	1.7	9	22	4710	3.1	2.86	1.42	677	82	0.74	13	600	41	0.54	5	83	0.23	80	10	208	30
JM RC-12-05	268	270	102755	EXT	0.253	1.8	6.10	8	1180	1.3	2	0.3	0.9	6	7	4520	2.15	2.56	0.9	888	44	0.34	6	520	16	0.63	5	67	0.09	29	10	142	30
JM RC-12-05	270	272	102756	EXT	0.294	2.7	5.46	18	730	1.4	2	0.52	1.4	6	21	5800	2.98	2.91	1.14	647	75	0.3	12	540	56	0.4	5	47	0.1	30	10	233	30
JM RC-12-05	272	274	102757	EXT	0.303	0.3	6.11	17	580	2.1	2	0.65	1.5	13	68	4790	4.19	3.05	1.86	417	80	0.05	38	600	32	0.46	5	48	0.31	114	10	284	50
JM RC-12-05	274	276	102758	EXT	0.285	4.4	6.82	5	1110	1.4	2	0.27	0.7	5	41	4810	2.27	2.6	0.81	647	70	0.30	30	380	15	0.46	5	65	0.09	43	10	134	30
JM RC-12-05	276	278	102759	EXT	0.381	2.2	5.4	19	980	1.1	2	0.23	4.2	4	7	4880	2.21	2.42	0.73	1150	71	0.38	12	310	48	0.56	5	82	0.08	28	10	641	50
JM RC-12-05	278	280	102760	EXT	0.227	1.8	5.54	5	910	1.2	2	0.21	6.3	5	15	4640	1.91	2.79	0.70	1280	56	0.84	6	330	63	0.53	5	88	0.07	22	10	880	40
JM RC-12-05	280	282	102761	EXT	0.308	2	6.78	14	610	1.5	2	0.34	1.4	7	24	4420	2.79	2.82	1.14	904	105	1.84	10	530	32	0.44	5	117	0.23	78	10	237	30
JM RC-12-05	282	284	102762	EXT	0.205	1.2	7.4	5	860	1.6	2	0.4	1.2	11	30	3030	3.05	2.87	1.37	1270	52	1.67	16	600	43	0.38	5	105	0.27	97	10	288	30
JM RC-12-05	284	286	102763	EXT	0.213	1.3	7.18	12	710	1.7	2	0.44	0.6	8	43	3030	3.72	2.75	1.32	943	82	1.74	16	510	31	0.36	5	116	0.25	88	10	232	20
JM RC-12-05	286	288	102764	EXT	0.37	1.8	6.24	67	640	1.6	2	0.48	4.8	7	16	3780	2.6	2.63	0.86	882	56	0.78	12	400	44	0.93	6	61	0.16	53	10	540	60
JM RC-12-05	288	290	102765	EXT	0.301	7.2	7.13	8	670	1.6	2	0.5	0.6	10	30	3980	3.98	2.53	1.48	882	104	2.28	16	640	27	0.56	5	130	0.3	103	10	229	50
JM RC-12-05	290	292	102766	ORG	0.836	3.4	7.51	8	880	2.3	2	0.34	1.2	8	88	5660	3.77	2.84	1.36	786	116	1.02	27	780	37	0.83	5	108	0.28	109	10	231	80
JM RC-12-05	292	294	102768	EXT	0.637	3.7	6.66	15	710	2	2	0.58	3.6	7	30	8000	3.47	2.74	1.37	422	186	0.86	13	600	104	0.75	6	104	0.25	88	10	471	90
JM RC-12-05	294	296	102769	EXT	0.437	2.4	7.51	24	630	1.8	2	0.54	1	8	32	4960	4.12	2.6	1.64	1026	121	1.66	16	630	31	0.81	5	128	0.29	108	10	277	60
JM RC-12-05	296	298	102770	EXT	0.412	2.8	7.11	15	670	1.7	2	0.4	0.8	8	33	4380	4.18	2.48	1.48	1280	134	1.72	13	630	33	0.46	5	110	0.28	104	10	271	60
JM RC-12-05	298	300	102771	EXT	0.387	4.2	6.52	5	620	1.8	2	0.43	6	10	68	4520	5.74	2.63	1.1	1320	118	1.02	27	640	175	1.34	7	96	0.21	91	10	[illegible]	80
JM RC-13-05	0	2	102772	EXT	0.256	0.8	7.4	24	680	0.6	2	0.16	0.7	1	42	300	2.53	2.75	0.23	120	84	0.25	17	800	34	0.56	5	413	0.17	71	10	86	30
JM RC-13-05	2	4	102773	EXT	0.17	0.5	7.26	24	620	0.8	2	0.2	0.5	3	16	122	2.74	2.4	0.31	284	30	0.44	6	770	46	0.54	5	407	0.2	74	10	60	200
JM RC-13-05	4	6	102774	EXT	0.152	0.8	6.08	18	740	0.7	2	0.1	0.6	1	8	112	3.15	2.81	0.17	54	47	0.18	4	800	31	0.68	5	538	0.15	71	10	30	10
JM RC-13-05	6	8	102775	EXT	0.056	0.4	7.63	17	620	0.8	2	0.06	0.5	1	9	88	2.78	2.77	0.15	85	43	0.14	1	880	28	0.75	5	299	0.14	64	10	14	10
JM RC-13-05	8	10	102776	EXT	0.080	1.1	6.16	48	1410	0.8	2	0.06	0.5	1	4	67	2.8	2.85	0.16	54	47	0.13	3	850	10	0.73	5	382	0.14	67	20	13	10
JM RC-13-05	10	12	102777	EXT	0.125	1	6.38	30	1240	1	2	0.07	0.8	1	10	44	1.32	2.81	0.17	25	38	0.14	3	830	32	0.38	5	481	0.17	68	10	11	230
JM RC-13-05	12	14	102778	EXT	0.13	1.6	6.23	46	410	0.8	2	0.08	0.5	1	13	70	2.9	2.96	0.17	26	148	0.14	6	880	24	0.65	5	380	0.19	66	10	14	160
JM RC-13-05	14	16	102779	EXT	0.183	0.5	6.88	28	480	1	2	0.09	0.7	1	4	178	3.83	2.25	0.42	63	81	0.13	9	700	9	0.66	5	298	0.17	72	10	88	50
JM RC-13-05	16	18	102780	EXT	0.168	0.8	6.95	21	630	1.2	2	0.07	0.6	1	10	732	2.33	2.28	0.58	82	58	0.12	6	578	10	0.78	5	188	0.19	67	10	65	70
JM RC-13-05	18	20	102781	EXT	0.163	0.8	6.8	25	570	1.3	2	0.09	0.7	1	7	736	2.88	2.46	0.56	54	43	0.14	5	480	11	0.88	5	325	0.15	66	10	75	40
JM RC-13-05	20	22	102782	EXT	0.178	0.5	6.47	12	880	1.2	2	0.07	0.7	1	6	172	2.84	2.46	0.34	51	34	0.12	6	619	25	0.63	5	464	0.14	66	10	32	110
JM RC-13-05	22	24	102783	EXT	0.188	0.8	4.5	28	620	1.3	2	0.1	0.7	1	9	298	3.32	2.65	0.27	58	40	0.15	3	880	16	1.16	5	565	0.16	71	10	27	100
JM RC-13-05	24	26	102784	EXT	0.187	0.5	6	25	480	0.8	2	0.08	0.5	1	6	215	3.53	2.23	0.17	30	45	0.10	4	1000	9	1.36	5	574	0.08	57	10	9	70
JM RC-13-05	26	28	102785	EXT	0.067	0.5	6.06	28	610	1	2	0.08	0.8	1	7	314	3.28	2.43	0.16	35	18	0.12	3	1000	8	1.16	5	580	0.15	64	10	10	30
JM RC-13-05	28	30	102786	EXT	0.071	0.5	6.77	22	630	1.1	2	0.06	0.6	1	6	906	2.74	2.57	0.28	47	28	0.10	8	830	12	0.68	5	457	0.18	68	10	22	40
JM RC-13-05	30	32	102787	EXT	0.13	0.8	6.23	22	630	1.3	2	0.05	0.5	1	8	503	2.64	2.87	0.42	82	24	0.17	4	800	17	0.88	5	285	0.14	67	10	38	40
JM RC-13-05	32	34	102788	EXT	0.14	0.8	6.41	27	630	1.8	2	0.08	0.5	1	12	348	2.78	2.88	0.38	66	56	0.11	4	870	28	1.06	5	430	0.14	68	10	37	30
JM RC-13-05	34	36	102789	EXT	0.342	1.3	5.8	33	480	1	2	0.06	0.7	1	13	420	3.96	1.86	0.24	76	77	0.08	6	918	16	0.88	5	342	0.12	46	10	28	70
JM RC-13-05	36	38	102790	EXT	0.443	1.5	7.54	40	370	1.4	2	0.08	0.5	3	63	485	4.48	1.07	0.06	81	41	0.06	15	930	18	1.32	5	380	0.23	88	10	54	70
JM RC-13-05	38	40	102791	EXT	0.067	3.9	4.91	53	540	0.5	2	0.08	0.5	1	17	226	3.54	1.84	0.15	42	38	0.05	4	670	19	1.18	5	177	0.07	58	10	18	110
JM RC-13-05	40	42	102792	EXT	0.057	1.6	6.64	80	380	1	2	0.1	0.5	1	68	411	4.93	2.26	0.25	117	54	0.08	8	1170	12	1.47	5	320	0.18	108	10	28	120
JM RC-13-05	42	44	102793	EXT	0.088	1.8	6.78	21	310	1.1	2	0.08	0.8	8	31	6110	5.14	1.62	0.68	140	41	0.08	13	830	11	1.88	5	262	0.18	87	10	92	180
JM RC-13-05	44	46	102794	ORG	0.073	1.3	6.42	11	280	1.1	2	0.06	0.8	8	37	4880	4.62	1.6	1.44	224	28	0.04	18	780	9	1.57	5	233	0.21	87	10	138	130
JM RC-13-05	46	48	102796	EXT	0.786	2	6.43	5	280	1.3	2	0.06	2.4	8	38	6028	5.7	1.84	1.68	337	23	0.04	20	770	11	1.44	8	220	0.34	103	10	190	120
JM RC-13-05	48	50	102797	EXT	0.787	2.1	4.72	8	380	1.4	4	0.07	2.5	12	69	7150	5.1	1.67	1.38	324	25	0.04	33	800	34	2.28	8	186	0.15	88	10	130	120
JM RC-13-05	50	52	102798	EXT	0.602	2.6	4.95	8	380	1.1	7	0.05	2	6	44	6780	4.17	1.48	1.88	287	25	0.03	30	530	18	1.18	5	132	0.12	91	10	133	130
JM RC-13-05	52	54	102799	EXT	0.7	2.2	4.6	13	710	1	5	0.04	1.5	8	3	7910	4.35	1.3	0.87	230	18	0.03	8	600	18	3.04	5	224	0.1	47	10	122	100
JM RC-13-05	54	56	102800	EXT	0.736	2.3	5.6	7	420	1.3	2	0.04	1.7	8	22	9770	3.85	1.48	1.03	241	14	0.04	14	530	25	2.11	5	158	0.18	48	10	141	120
JM RC-13-05	56	58	102801	EXT	0.63	1.7	5.48	18	380	1.1	8	0.04	1.8	18	48	6730	4.1	1.48	0.88	208	28	0.05	20	480	30	3.08	5	166	0.14	47	10	140	110
JM RC-13-05	58	60	102802	EXT	0.626	1.5	4.57	8	230	1.1	3	0.05	1.8	11	14	6280	3.37	1.37	0.78	213	19	0.05	14	810	18	2.08	7	188	0.13	62	10	127	80
JM RC-13-05	60	62	102803	EXT	0.443	1.7	7.16	7	800	1.7	7	0.08	1.7	8	8	6280	2.71	2.12	1.12	364	30	0.07	15	730	27	1.38	7	182	0.14	62	10	172	70
JM RC-13-05	62	64	102804	EXT	0.289	1.5	6.64	18	310	1.7	8	0.08	1.1	8	12	4730	2.8	2.46	1.83	483	71	0.12	10	740	14	1.36	5	136	0.18	68	10	252	40
JM RC-13-05	64	66	102805	EXT	0.393	1.3	7.27	5	500	1.4	8	0.08	1.2	14	10	6230	3.45	2.17	1.14	484	28	0.11	20	630	19	2.41	5	188	0.13	62	10	276	60
JM RC-13-05	66	68	102806	EXT	0.144	0.8	6.12	5	480	1.4	8	0.08	1.1	10	5	3898	2.63	2.31	1.23	488	16	0.10	24	640	14	1.58	7	280	0.14	71	10	254	30
JM RC-13-05	68	70	102807	EXT	0.257	1.1	6.48	18	480	1.6	8	0.08	1.8	12	4	4810	3.58	2.83	0.88	232	41	0.15	18	880	20	2.75	5	344	0.13	68	10	172	90
JM RC-13-05	70	72	102808	EXT	0.308	0.6	6.22	6	330	1.8	10	0.04	2.3	15	1	2880	5.87	2.11	0.97	814	33	0.13	20	1130	19	1.88	5	186	0.1	66	10	478	70
JM RC-13-05	72	74	102809	EXT	0.366	1.2	6.11	7	314	1.6	11	0.05	2	18	21	3880	4.13	2.42	1	381	28	0.13	22	640	28	2.08	5	335	0.1	74	10	228	40
JM RC-13-05	74	76	102810	EXT	0.274	0.4	7.48	5	400	1.2	10	0.04	1.8	18	18	2828	3.58	2.51	0.82	307	42	0.12	15	640	18	2.98	5	301	0.11	68	10	114	30
JM RC-13-05	76	78	102811	EXT	0.454	1.4	7.32	6	530	1.6	5	0.05	1.8	10	35	4520	3.71	2.13	0.88	238	42	0.12	24	678	30	1.73	5	431	0.16	78	10	130	40
JM RC-13-05	78	80	102812	EXT	0.521	1.5	6.82	6	560	1.6	7	0.04	1.8	14	13	6240	3.64	2.16	1.08	378	94	0.08	14	740	34	1.86	5	351	0.14	61	10	173	60
JM RC-13-05	80	82	102813	EXT	0.806	1.7	6.71	5	810	1.5	2	0.04	1.8	15	21	6540	4.31	2.06	1.3	388	48	0.06	17	640	28	2.14	5	300	0.16	68	10	170	80
JM RC-13-05	82	84	102814	EXT	0.54	1.8	6.19	7	480	1.1	2	0.03	2	7	24	6020	3.83	1.8	1.38	430	41	0.07	20	450	17	0.98	5	184	0.15	60	10	160	50
JM RC-13-05	84	86	102815	EXT	0.982	2.1	6.28	5	250	1.2	8	0.04	1.5	11	15	9010	3.47	1.8	0.87	286	67	0.11	19	620	14	2.75	5	288	0.1	81	10	138	40
JM RC-13-05	86	88	102816	EXT	0.356	1.5	7.58	4	720	1.8	6	0.05	1.8	10	28	5380	3.16	2.36	0.87	288	125	0.14	24	740	17	1.75	5	358	0.15	61	10	122	50
JM RC-13-05	88	90	102817	ORG	0.34	1.4	7.28	5	480	1.4	6	0.04	1.7	12	7	5500	3.43	2.45	0.88	243	64	0.13	13	440	24	2.31	5	256	0.13	80	10	112	40
JM RC-13-05	90	92	102818	EXT	0.284	0.8	7.3	6	480	1.4	7	0.04	1.2	11	6	5270	3.03	2.38	0.43	254	33	0.12	10	580	14	1.75	5	182	0.11	61	10	117	50
JM RC-13-05	92	94	102820	EXT	0.156	0.8	7.78	5	500	1.8	7	0.04	1	4	3	2220	2.18	2.53	0.76	253	56	0.16	11	1200	31	0.78	5	473	0.13	47	10	118	20
JM RC-13-05	94	96	102821	EXT	0.736	0.8	6.38	6	570	2.1	6	0.05	1.4	8	2	3450	2.21	2.36	0.73	267	28	0.19	17	1250	23	0.83	6	336	0.10	80	10	140	40
JM RC-13-05	96	98	102822	EXT	0.222	1.1	6.32	12	630	2.2	5	0.06	1.1	12	12	3620	2.56	2.74	0.8	146	38	0.19	30	1230	25	2.12	5	386	0.11	82	10	79	30
JM RC-13-05	98	100	102823	EXT	0.228	2.1	6.12	5	640	1.8	7	0.07	1.5	10	35	3958	3.81	2.87	0.87	277	36	0.18	30	1020	28	2.15	5	330	0.12	58	10	118	40
JM RC-13-05	100	102	102824	EXT	0.262	1.4	6.46	8	880	1.7	8	0.06	1.7	8	12	2630	2.06	2.53	0.81	384	24	0.15	17	830	21	1.08	5	213	0.15	83	10	108	18
JM RC-13-05	102	104	102825	EXT	0.283	1.1	6.53	13	670	1.6	10	0.06	1.4	10	1	2880	2.65	2.88	0.66	336	36	0.15	11	880	22	1.18	5	184	0.18	63	10	174	40
JM RC-13-05	104	106	102826	EXT	0.273	1.2	6.67	5	680	1.7	6	0.05	1.2	7	1	3878	2.67	2.79	0.86	488	76	0.16	14	718	16	0.72	5	208	0.15	63	10	192	30
JM RC-13-05	106	108	102827	EXT	0.343	2.5	7.74	5	580	1.5	4	0.07	1.6	10	86	4788	3.34	2.55	1.82	416	48	0.14	33	740	27	0.84	10	178	0.18	57	10	162	30
JM RC-13-05	108	110	102828	EXT	0.41	1.3	7.48	10	570	1.8	4	0.05	0.5	13	6	8178	3.31	2.24	0.87	213	43	0.12	11	700	18	1.15	10	181	0.13	58	10	102	10
JM RC-13-05	110	112	102829	EXT	0.383	1.3	7.98	5	560	1.8	8	0.04	0.5	13	5	5790	3.26	2.26	0.83	122	98	0.14	13	550	18	1.38	4	132	0.12	64	10	98	20
JM RC-13-05	112	114	102830	EXT	0.303	0.8	7.64	8	710	1.7	8	0.08	0.5	13	5	5330	3.17	2.18	0.87	180	65	0.13	10	540	21	1.44	12	135	0.1	58	10	91	30
JM RC-13-05	114	116	102831	EXT	0.38	0.8	7.74	17	800	1.8	13	0.06	0.5	8	7	5780	3.48	2.32	0.75	186	32	0.15	14	880	25	1.04	18	283	0.1	57	10	82	20
JM RC-13-05	116	118	102832	EXT	0.363	0.8	7.25	7	560	1.7	7	0.05	0.5	8	5	4870	3.5	1.68	0.9	227	45	0.11	15	830	20	1.72	5	251	0.08	58	10	181	20
JM RC-13-05	118	120	102833	EXT	0.307	0.8	6.88	7	580	1.4	6	0.06	0.5	5	4	4910	3.37	2.88	0.62	186	57	0.1	4	790	21	0.64	11	184	0.1	47	10	70	40
JM RC-13-05	120	122	102834	EXT	0.382	0.8	7.15	5	420	1.7	7	0.05	0.5	10	6	5430	3.78	2.02	0.62	188	48	0.11	10	770	34	1.23	18	216	0.13	52	10	72	20
JM RC-13-05	122	124	102835	EXT	0.481	0.8	6.19	28	510	1.4	5	0.04	0.8	8	4	4820	4.01	1.67	0.61	248	42	0.08	8	560	14	0.82	12	150	0.11	54	10	118	20
JM RC-13-05	124	126	102836	EXT	0.423	1.2	5.88	5	640	1.4	5	0.03	0.8	17	6	3800	4.04	1.92	0.6	271	38	0.08	6	490	14	1.18	11	107	0.1	44	10	94	20
JM RC-13-05	126	128	102837	ORG	0.838	1.4	5.17	10	450	1.8	2	0.08	0.5	7	4	4880	3.48	1.79	0.64	284	41	0.07	10	560	11	0.84	10	121	0.09	42	10	85	20
JM RC-13-05	128	130	102839	EXT	0.391	1.1	7.22	18	570	1.8	8	0.08	0.7	12	8	3490	3.94	2.21	0.64	280	50	0.1	12	678	14	1.11	14	184	0.12	58	10	107	20
JM RC-13-05	130	132	102840	EXT	0.28	0.8	6.78	10	860	1.8	11	0.07	0.8	8	5	2850	3.83	1.71	0.93	297	28	0.09	6	630	10	0.88	6	127	0.13	51	10	134	20
JM RC-13-05	132	134	102841	EXT	0.388	0.9	6.5	6	610	1.8	8	0.08	0.7	8	8	3840	3.98	1.61	0.78	344	47	0.08	13	718	20	0.72	6	177	0.12	53	10	110	20
JM RC-13-05	134	136	102842	EXT	0.447	1.3	5.5	5	540	1.6	7	0.05	1	8	4	4580	3.52	1.47	0.82	223	60	0.07	7	440	11	1	10	120	0.08	44	10	102	20
JM RC-13-05	136	138	102843	EXT	0.436	1.2	6.65	7	560	1.7	8	0.08	0.5	10	8	4670	4.31	1.41	0.46	247	68	0.06	9	700	19	1.17	6	185	0.13	58	10	127	20
JM RC-13-05	138	140	102844	EXT	0.386	0.9	6.86	17	480	1.7	7	0.08	0.8	10	4	3600	3.74	2.01	0.98	258	26	0.08	4	480	10	0.95	7	164	0.11	81	10	123	20
JM RC-13-05	140	142	102845	EXT	0.358	0.7	6.78	4	500	1.8	8	0.08	0.8	7	4	2970	4.18	1.86	1.06	312	16	0.06	9	720	18	0.81	14	137	0.11	81	10	117	20
JM RC-13-05	142	144	102846	EXT	0.407	0.8	6.41	18	640	1.6	4	0.07	0.5	8	6	3480	3.79	1.8	1.05	284	56	0.07	9	580	14	0.88	7	132	0.11	47	10	122	20
JM RC-13-05	144	146	102847	EXT	0.8	1.6	6.48	64	440	1.6	7	0.08	0.8	10	8	8480	3.17	2.04	0.47	118	201	0.11	11	640	15	1.88	12	174	0.09	44	10	71	20
JM RC-13-05	146	148	102848	EXT	0.376	0.8	6.88	7	540	1.4	5	0.07	1.1	14	8	4018	3.63	2.15	0.73	157	66	0.1	13	530	12	1.16	13	121	0.1	48	10	48	10
JM RC-13-05	148	150	102849	EXT	0.383	1.4	6.11	31	400	1.3	7	0.11	0.7	13	5	3800	2.87	1.84	0.83	184	72	0.08	8	618	7	1.32	9	136	0.08	48	10	93	20
JM RC-13-05	150	152	102850	EXT	0.356	0.8	6.14	10	360	1.1	8	0.08	0.5	63	5	4070	3.4	1.81	0.74	219	84	0.06	4	578	16	1.1	10	135	0.09	42	878	110	20
JM RC-13-05	152	154	102851	EXT	0.411	1.2	6.53	5	540	1.6	5	0.06	0.5	10	4	4700	3.84	1.57	0.86	244	71	0.07	5	680	15	1.04	10	151	0.12	53	10	118	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-13-05	154	156	102852	EXT	0.362	1.1	6.61	5	540	1.5	8	0.08	0.4	11	3	4380	3.87	1.65	1.02	278	57	0.07	3	540	7	1.65	10	106	0.11	48	20	134	10
JM RC-13-05	156	158	102853	EXT	0.408	0.8	6.83	5	560	1.6	7	0.09	0.6	8	5	3600	3.56	1.43	1.11	292	40	0.07	5	660	14	0.68	8	94	0.11	48	10	166	10
JM RC-13-05	158	160	102854	EXT	0.347	0.8	6.86	15	580	1.6	8	0.07	0.6	8	3	2580	3.73	2.06	1.02	236	14	0.06	6	580	15	0.79	8	94	0.11	48	10	136	10
JM RC-13-05	160	162	102855	EXT	0.306	1.1	6.64	19	600	1.5	8	0.16	0.6	11	3	3030	3.13	1.67	0.6	235	25	0.08	7	660	12	1.06	8	143	0.1	47	10	123	10
JM RC-13-05	162	164	102856	EXT	0.125	0.8	4.36	14	620	1.8	7	0.16	0.5	10	8	1640	2.88	1.84	1.07	352	15	0.15	6	600	17	0.79	11	130	0.11	61	10	237	10
JM RC-13-05	164	166	102857	EXT	0.186	0.8	6.28	6	640	1.6	8	0.15	0.6	10	7	2620	3.05	2.14	1.19	381	15	0.12	7	750	10	0.84	8	102	0.1	62	10	307	10
JM RC-13-05	166	168	102858	EXT	0.264	1.2	6.37	11	900	1.8	8	0.11	0.5	4	8	3700	3.65	2	0.81	388	26	0.08	3	610	9	0.54	10	46	0.12	47	10	152	10
JM RC-13-05	168	170	102859	EXT	0.208	1.4	6.62	5	580	1.2	10	0.08	0.5	7	11	3640	4.06	2.26	0.87	275	44	0.07	2	610	9	0.5	12	128	0.11	46	10	144	10
JM RC-13-05	170	172	102860	EXT	0.124	0.6	6.42	12	410	1.5	7	0.07	0.6	8	20	1946	3.8	2.11	0.74	253	53	0.06	5	670	12	0.37	9	153	0.12	46	10	137	10
JM RC-13-05	172	174	102861	EXT	0.187	1	5.62	6	1030	1.5	7	0.06	0.5	5	20	3530	3.66	1.76	0.73	232	79	0.08	10	680	19	0.46	10	311	0.11	36	10	128	10
JM RC-13-05	174	176	102862	ORG	0.904	2.6	5.62	8	860	1.3	5	0.02	1	8	10	6670	3.81	1.96	1.04	383	47	0.06	7	380	11	0.9	6	134	0.08	36	10	138	20
JM RC-13-05	176	178	102864	EXT	0.437	1.9	5.21	10	430	1.2	5	0.04	0.5	5	12	6680	3.40	1.56	0.63	298	80	0.06	5	420	10	0.73	14	109	0.08	36	10	132	40
JM RC-13-05	178	180	102865	EXT	0.363	1.6	5.91	5	270	1.3	5	0.08	1.1	7	11	5150	3.23	1.05	1.27	374	88	0.08	11	560	3	0.62	7	88	0.09	35	10	172	20
JM RC-13-05	180	182	102866	EXT	0.546	2	5.71	7	480	1.5	6	0.05	0.5	4	9	7400	3.4	1.23	1.05	357	56	0.08	7	520	12	0.8	7	164	0.04	34	10	138	20
JM RC-13-05	182	184	102867	EXT	0.605	2.1	5.62	13	300	1.6	5	0.04	0.6	5	6	5860	3.26	1.48	1.01	322	52	0.07	10	520	10	0.66	10	115	0.09	42	10	131	20
JM RC-13-05	184	186	102868	EXT	0.405	1.8	5.43	14	480	1.3	6	0.04	0.6	4	6	5620	3.58	1.87	0.74	281	41	0.08	13	600	12	0.56	12	190	0.06	31	10	108	30
JM RC-13-05	186	188	102869	EXT	0.711	1.9	5.54	10	440	1.3	8	0.06	0.7	5	9	4710	4.22	1.44	1.29	383	75	0.05	13	520	12	0.64	7	77	0.06	36	10	170	30
JM RC-13-05	188	190	102870	EXT	0.357	1.2	5.46	18	450	1.6	4	0.06	0.5	8	12	4780	3.6	1.24	1.34	400	112	0.06	12	530	9	0.54	5	60	0.06	30	10	183	10
JM RC-13-05	190	192	102871	EXT	0.577	2.2	5.67	17	600	1.6	6	0.06	0.5	6	10	7350	3.37	2.02	0.87	350	57	0.06	12	480	17	0.78	5	82	0.08	26	20	147	20
JM RC-13-05	192	194	102872	EXT	0.221	1.3	5.36	17	640	1.6	4	0.07	0.5	2	10	3800	3.16	1.78	0.9	298	108	0.05	12	610	14	0.33	6	128	0.09	25	10	132	10
JM RC-13-05	194	196	102873	EXT	0.33	1	5	5	580	1.2	6	0.02	0.7	4	9	3630	2.68	1.5	0.68	225	118	0.05	6	380	13	0.38	14	134	0.08	24	10	87	10
JM RC-13-05	196	198	102874	EXT	0.381	1.6	5.26	5	480	1.2	2	0.02	0.8	6	10	4080	3.38	1.83	0.68	214	124	0.05	7	330	10	0.44	6	103	0.08	25	20	103	10
JM RC-13-05	198	200	102875	EXT	0.384	1.5	4.46	6	400	1	6	0.01	1	4	6	3710	4.1	1.36	0.62	357	54	0.04	4	220	9	0.38	7	22	0.08	24	10	147	10
JM RC-13-05	200	202	102876	ORG	0.416	1.6	5	11	410	1	15	0.01	2	5	7	4820	5.6	1.4	0.64	408	138	0.04	6	300	10	0.51	5	18	0.08	30	10	169	20
JM RC-13-05	202	204	102878	EXT	0.45	1.2	5.76	5	410	1.1	11	0.01	1	6	21	6010	6.15	1.4	1.18	538	55	0.05	11	340	9	0.56	6	38	0.17	62	10	165	20
JM RC-13-05	204	206	102879	EXT	0.362	1.1	6.67	7	360	1.2	10	0.01	0.6	7	5	5400	5.83	1.33	1.05	345	45	0.05	14	240	11	0.5	10	15	0.08	40	10	101	20
JM RC-13-05	206	208	102880	EXT	0.371	1.1	5.74	6	340	1.2	13	0.01	0.6	6	8	4030	5.48	1.44	0.95	344	76	0.06	9	190	12	0.57	12	13	0.11	62	10	137	20
JM RC-13-05	208	210	102881	EXT	0.264	1	6.7	22	580	1.4	4	0.01	0.6	6	3	5200	3.46	2.12	0.75	300	70	0.06	9	230	3	0.51	8	61	0.11	54	10	87	10
JM RC-13-05	210	212	102882	EXT	0.347	1	5.60	5	480	1.2	6	0.02	0.6	6	5	4740	3.48	1.9	0.82	180	71	0.06	15	230	9	0.53	13	42	0.1	45	10	96	10
JM RC-13-05	212	214	102883	EXT	0.413	1.6	4.36	5	330	1.1	10	0.02	0.4	6	7	5010	3.53	1.35	0.60	236	97	0.06	12	240	18	0.75	5	26	0.09	44	20	196	10
JM RC-13-05	214	216	102884	EXT	0.375	1.3	5.60	5	400	1.2	5	0.03	1.6	6	17	4750	3.38	1.82	0.76	232	114	0.06	10	310	57	0.91	6	25	0.1	48	10	147	20
JM RC-13-05	216	218	102885	EXT	0.237	0.8	6.44	5	480	1.6	8	0.03	0.7	7	8	3150	3.33	1.67	0.83	230	78	0.05	11	580	15	0.44	5	28	0.1	47	10	101	10
JM RC-13-05	218	220	102886	EXT	0.208	0.8	5.18	16	430	1.5	8	0.15	0.6	6	4	2570	3.84	1.67	0.91	379	62	0.12	12	770	31	0.38	10	23	0.1	47	10	331	10
JM RC-13-05	220	222	102887	EXT	0.247	1	5.60	7	480	1.5	9	0.12	0.6	5	5	3018	3.47	1.64	0.71	311	73	0.1	14	640	16	0.41	10	28	0.1	44	10	288	10
JM RC-13-05	222	224	102888	ORG	0.484	1.4	4.36	8	480	1.3	2	0.03	2	7	4	5630	3.35	1.82	0.72	280	117	0.05	14	470	14	0.42	9	18	0.1	50	10	146	10
JM RC-13-05	224	226	102890	EXT	0.357	2.1	5.84	13	520	1.2	4	0.02	1.9	5	4	5300	3.24	1.57	0.65	426	41	0.06	5	670	19	0.63	10	22	0.08	41	10	294	20
JM RC-13-05	226	228	102891	EXT	0.445	1.8	6.2	13	900	1.5	6	0.11	1.7	8	12	4070	5.26	2.29	1.16	580	57	0.14	4	670	27	0.58	5	31	0.25	71	10	301	20
JM RC-13-05	228	230	102892	EXT	0.436	1	4.93	10	950	1.2	6	0.12	0.7	9	8	4000	4.91	2.11	0.84	387	61	0.16	6	600	19	0.48	9	34	0.13	81	10	195	10
JM RC-13-05	230	232	102893	EXT	0.534	1.1	5.37	7	900	1.3	9	0.1	0.6	9	6	4860	5.43	2.48	0.84	375	165	0.2	4	640	21	0.54	17	45	0.15	54	10	176	20
JM RC-13-05	232	234	102894	EXT	0.934	1.4	5.34	5	640	1.2	5	0.1	0.7	7	6	5270	5.83	2.34	0.78	391	112	0.23	5	700	21	0.96	10	46	0.14	48	10	167	10
JM RC-13-05	234	236	102895	EXT	0.643	2.8	5.38	5	410	1.5	10	0.11	0.6	8	10	4650	4.90	2.37	0.71	401	104	0.08	6	610	23	1.06	10	23	0.14	52	10	171	30
JM RC-13-05	236	238	102896	EXT	0.95	2.1	5.31	11	380	1.6	8	0.08	0.6	8	7	5140	4.47	1.60	0.61	383	147	0.07	6	480	7	0.74	11	24	0.14	82	10	137	30
JM RC-13-05	238	240	102897	EXT	0.505	1.3	5.62	15	580	1.4	7	0.08	0.5	8	6	5060	4.56	2.52	0.7	364	87	0.12	9	540	17	0.75	7	30	0.14	96	10	156	20
JM RC-13-05	240	242	102898	EXT	0.412	1	6.29	5	640	1.2	2	0.08	0.5	10	5	4080	4.38	2.51	0.7	407	70	0.25	4	580	38	0.9	5	30	0.17	98	10	173	10
JM RC-13-05	242	244	102899	EXT	0.347	0.8	6.6	5	570	1.2	2	0.1	0.6	8	4	3480	4.38	2.36	0.71	580	56	0.14	6	630	17	0.81	5	20	0.14	93	10	169	10
JM RC-13-05	244	246	102900	EXT	0.504	2	6.66	8	660	1.6	2	0.11	3.6	12	4	4810	4.46	2.7	0.76	510	82	0.17	3	580	127	1.27	5	34	0.17	40	10	608	30
JM RC-13-05	246	248	102901	EXT	0.983	1	6.72	8	660	1.5	2	0.12	0.5	16	11	4230	4.25	1.66	0.60	384	43	0.12	14	600	41	0.61	5	37	0.31	72	10	253	30
JM RC-13-05	248	250	102902	EXT	0.867	1.1	6.28	6	600	1.4	2	0.1	0.5	6	4	7130	3.88	2.3	0.71	380	70	0.12	4	540	18	0.62	5	26	0.15	61	10	154	30
JM RC-13-05	250	252	102903	EXT	0.674	1.5	6.38	7	530	1.5	2	0.06	0.8	16	4	7030	3.80	2.21	0.89	380	88	0.23	6	440	38	0.67	5	27	0.15	86	20	288	40
JM RC-13-05	252	254	102904	EXT	0.406	1	6.6	10	480	1.4	2	0.07	0.5	11	4	4080	3.74	2.56	0.67	385	60	0.08	6	500	38	0.52	5	18	0.15	56	20	232	30
JM RC-13-05	254	256	102905	EXT	0.837	1	4.36	5	480	1.1	2	0.04	0.5	7	1	6230	2.65	1.94	0.56	270	158	0.06	5	300	12	0.66	5	11	0.06	23	10	120	30
JM RC-13-05	256	258	102906	EXT	0.561	1.5	6.41	8	330	1.6	2	0.16	0.5	6	4	5500	4.17	1.9	0.8	907	236	0.17	6	750	31	0.78	5	17	0.13	88	10	232	30
JM RC-13-05	258	260	102907	EXT	0.480	0.8	8.75	12	230	2.1	2	0.34	0.5	19	35	3220	5.32	1.4	1.63	614	45	1.26	25	840	38	0.58	5	73	0.38	116	10	604	30
JM RC-13-05	260	262	102908	EXT	0.454	1.6	6.2	5	288	1.6	2	0.04	0.6	10	4	5380	3.36	1.76	0.67	481	44	0.08	9	360	24	1.04	5	18	0.12	47	10	247	30
JM RC-13-05	262	264	102909	EXT	0.479	2.1	4.86	5	618	1.1	2	0.01	1	9	2	5080	2.55	1.84	0.62	306	52	0.08	3	280	9	0.68	5	10	0.06	25	10	166	20
JM RC-13-05	264	266	102910	EXT	0.422	4	6.80	15	310	1.5	2	0.06	4.8	12	3	6080	3.72	2.44	0.75	281	130	0.08	2	720	109	2.02	5	14	0.12	48	30	666	50
JM RC-13-05	266	268	102911	ORG	0.486	1	6.2	5	330	2	2	0.31	0.5	25	53	3580	6.18	1.72	2.08	691	23	0.33	23	1500	21	0.8	5	22	0.4	170	10	330	30
JM RC-13-05	268	270	102913	EXT	0.413	2.7	4.9	5	280	1.2	2	0.03	0.5	13	12	4800	2.71	1.6	0.71	336	53	0.04	10	230	8	1.22	8	8	0.06	27	10	141	40
JM RC-13-05	270	272	102914	EXT	0.450	4.2	5.79	5	170	1.2	2	0.02	1.7	11	2	5060	4.33	2.16	0.46	214	27	0.87	1	270	50	3.67	5	13	0.08	33	20	156	80
JM RC-13-05	272	274	102915	EXT	0.377	1.6	5.24	5	460	1.1	2	0.02	0.5	7	7	6820	2.67	1.8	0.66	242	58	0.07	7	218	17	1.37	5	13	0.07	37	10	112	30
JM RC-13-05	274	276	102916	EXT	0.440	2.8	5.54	5	460	1	2	0.02	0.5	12	6	7910	2.67	1.78	0.60	315	64	0.07	1	340	7	1.88	5	14	0.07	24	10	113	30
JM RC-13-05	276	278	102917	EXT	0.382	3.4	6.06	5	480	1.4	5	0.04	5.4	10	12	9060	3.45	2.7	0.8	176	145	0.1	13	300	183	2.22	5	20	0.08	34	10	546	40
JM RC-13-05	278	280	102918	EXT	0.446	2.3	6.01	5	430	1.1	2	0.02	1.4	8	13	6660	3.21	2.27	0.54	172	106	0.08	6	280	83	1.34	5	16	0.07	25	20	187	30
JM RC-13-05	280	282	102919	EXT	0.484	2.1	6.39	5	470	1.2	2	0.04	1.2	10	5	6440	3.32	2.38	0.66	214	112	0.08	1	340	48	1.8	9	25	0.07	29	20	182	30
JM RC-13-05	282	284	102920	EXT	0.98	2	6.2	7	680	1.4	3	0.05	1.7	13	12	7940	3.62	2.58	0.74	222	116	0.08	8	340	35	1.82	9	25	0.07	31	10	178	30
JM RC-13-05	284	286	102921	EXT	0.524	2.3	6.18	13	420	1.3	2	0.04	0.5	14	8	6720	3.23	2.31	0.77	225	130	0.06	5	380	21	1.7	16	29	0.06	32	10	124	30
JM RC-13-05	286	288	102922	EXT	0.474	2	5.01	5	420	1.2	2	0.03	0.5	13	4	6480	3.13	1.74	0.72	231	114	0.06	1	270	11	1.82	9	17	0.06	27	20	108	30
JM RC-13-05	288	290	102923	EXT	0.567	1.8	5.47	6	660	1.3	3	0.06	1.3	12	13	7110	3.32	2.29	0.74	211	102	0.07	11	280	29	1.42	5	20	0.07	31	10	133	40
JM RC-13-05	290	292	102924	EXT	0.453	1.8	5.88	5	530	1.2	2	0.04	1	8	4	6720	2.97	2.25	0.83	214	100	0.07	6	240	25	1.3	9	17	0.08	28	10	142	30
JM RC-13-05	292	294	102925	EXT	0.566	1.8	6.25	12	640	1.3	2	0.08	0.5	12	16	6380	3.80	1.98	1.12	318	76	0.08	1	320	24	1.5	6	18	0.16	66	20	156	20
JM RC-13-05	294	296	102926	EXT	0.401	1.6	4.97	13	340	1.1	3	0.06	0.8	8	25	4600	3.15	2.02	0.98	298	85	0.07	12	280	17	1.04	7	20	0.07	34	10	518	30
JM RC-13-05	296	298	102927	EXT	0.378	2.5	5.76	6	380	1.3	3	0.08	0.8	6	16	6080	3.12	2.43	0.81	280	125	0.08	13	310	20	1.25	9	20	0.07	33	10	251	30
JM RC-13-05	298	300	102928	EXT	0.471	2.2	5.74	5	480	1.4	4	0.04	3.2	11	11	6650	3.37	2.56	0.78	274	63	0.08	6	360	95	1.6	5	20	0.07	30	10	517	40
JM RC-13-05	300	302	102929	EXT	0.438	2	5.31	6	360	1.1	3	0.04	2.2	10	13	5320	3.2	2.31	0.6	184	122	0.08	9	310	73	1.45	5	33	0.07	30	10	442	30
JM RC-13-05	302	304	102930	EXT	0.460	1.4	6.38	7	610	1.4	2	0.03	2.1	7	11	6080	3.3	2.37	0.86	344	61	0.08	10	330	13	1.07	5	38	0.17	61	10	232	30
JM RC-13-05	304	306	102931	ORG	0.557	1.8	6.33	8	710	1.5	2	0.07	2	8	10	7830	3.72	2.55	1.31	453	58	0.08	11	520	38	1.28	10	28	0.18	48	10	348	30
JM RC-13-05	306	308	102933	EXT	0.866	1.5	4.83	5	530	1	4	0.06	1	6	14	5400	3.08	2.27	0.87	371	61	0.06	10	380	38	1.14	5	38	0.07	38	10	288	20
JM RC-13-05	308	310	102934	EXT	0.554	1.5	6.33	10	710	1.3	6	0.12	0.6	10	8	6540	3.64	2.51	0.69	337	54	0.12	11	610	16	1	5	40	0.14	54	10	184	30
JM RC-13-05	310	312	102935	EXT	0.526	1.5	7.36	7	700	1.6	3	0.14	1	12	10	5440	4.23	2.50	1.38	441	342	0.46	15	750	16	0.82	5	44	0.22	77	10	203	30
JM RC-13-05	312	314	102936	EXT	0.546	0.9	6.24	10	600	2.1	5	0.32	1	14	40	3520	5.02	2	2.38	786	66	1.38	27	1280	28	0.58	5	116	0.46	127	10	341	20
JM RC-13-05	314	316	102937	EXT	0.588	1.6	7.64	5	600	1.7	6	0.23	4.2	8	15	3850	3.87	2.34	1.25	580	78	1.16	15	860	50	0.97	5	83	0.25	73	10	478	20
JM RC-13-05	316	318	102938	EXT	0.416	1.1	7.77	38	560	1.6	5	0.22	4.3	6	11	3540	3.94	2.43	1.12	654	68	1.46	15	640	58	1.43	6	66	0.23	84	10	496	30
JM RC-13-05	318	320	102939	ORG	0.361	1.6	6.70	75	430	1.3	4	0.12	1.6	11	11	5750	3.12	2.56	0.83	343	55	0.24	12	470	52	1.44	16	28	0.1	38	10	200	30
JM RC-13-05	320	322	102941	EXT	0.384	1.5	6.63	31	700	1.5	5	0.17	2.6	9	10	8080	3.71	2.67	0.72	328	47	0.15	14	520	56	1.81	12	38	0.12	46	10	324	30
JM RC-13-05	322	324	102942	EXT	2.38	2.5	6.31	8	310	1.5	6	0.22	45.1	10	10	5450	4	2.54	0.64	335	114	0.09	11	540	717	2.47	14	17	0.13	58	10	5640	80
JM RC-13-05	324	326	102943	EXT	0.506	2	6.1	13	380	1.4	6	0.11	2.7	11	14	6400	3.5	1.88	0.83	377	88	0.12	14	440	65	1.88	5	28	0.12	44	10	348	40
JM RC-13-05	326	328	102944	EXT	0.51	1.7	6.33	6	460	1.4	4	0.12	2.7	10	11	5510	3.44	1.98	0.91	348	110	0.17	11	470	80	1.66	5	38	0.14	51	10	258	40
JM RC-13-05	328	330	102945	EXT	0.471	1.1	6.45	5	460	2.2	8	0.35	2.4	21	47	4280	5.06	1.55	2.29	1085	106	0.98	28	1400	61	1.06	6	64	0.46	156	10	422	30
JM RC-13-05	330	332	102946	EXT	0.411	0.7	6.31	17	430	2.6	6	0.21	1.5	12	18	5080	4.5	1.42	1.16	435	62	0.76	18	800	34	0.85	5	38	0.24	97	10	383	20
JM RC-13-05	332	334	102947	EXT	0.463	0.8	6.8	11	400	2.8	4	0.3	1.6	19	31	2910	6.56	1.38	1.9	812	86	1.2	23	1080	37	0.8	5	115	0.38	138	10	378	40
JM RC-13-05	334	336	102948	EXT	0.388	0.8	9.48	6	380	2.5	2	0.43	1.4	18	63	3210	5.78	1.57	2.85	808	53	1.78	32	1630	28	0.93	5	147	0.6	171	10	311	30
JM RC-13-05	336	338	102949	EXT	0.4	1.1	7.63	6	290	1.7	6	0.3	1.2	15	94	3850	4.5	1.4	1.82	557	100	1.68	72	1180	34	0.88	5	60	0.37	122	10	194	30
JM RC-13-05	338	340	102950	EXT	0.315	0.7	6.36	18	300	1.8	5	0.34	0.6	19	53	2780	5.34	1.54	2.78	635	51	1.02	41	1420	9	0.5	5	66	0.48	164	10	171	30
JM RC-13-05	340	342	102951	EXT	0.301	0.5	4.78	7	280	1.8	8	0.33	1.3	19	51	2330	5.95	2	3.07	800	52	0.8	38	1180	18	0.41	6	48	0.54	164	10	275	30
JM RC-13-05	342	344	102952	EXT	0.546	0.6	9.17	13	330	2.1	6	0.5	1.2	18	90	4410	5.51	1.6	2.77	604	61	0.65	28	1300	23	1.06	5	75	0.62	176	10	211	40
JM RC-13-05	344	346	102953	EXT	0.436	1	9.62	20	330	3	7	0.48	0.8	14	32	3870	6.22	1.68	2.23	583	68	0.91	28	1080	14	0.86	5	60	0.8	166	10	212	40
JM RC-13-05	346	348	102954	EXT	0.433	2.3	6.62	10	600	2	4	0.29	4.3	13	16	4770	4.52	1.6	1.24	534	134	0.54	18	910	68	1.57	6	61	0.25	87	10	400	50
JM RC-13-05	348	350	102955	EXT	0.453	1.1	7.58	7	660	1.7	2	0.17	0.6	9	13	4860	4.08	1.58	1.28	385	122	1.01	12	470	24	0.68	5	65	0.25	81	10	134	30
JM RC-14-05	0	2	102956	EXT	0.12	0.5	6.38	23	860	0.6	2	0.15	0.5	6	38	745	2.88	1.58	0.38	68	204	0.11	6	810	11	0.78	5	463	0.15	114	10	32	10
JM RC-14-05	2	4	102957	EXT	0.106	0.5	6.16	5	300	1.1	2	0.16	0.5	13	36	1765	4.47	1.22	0.97	136	225	0.12	6	1170	13	0.3	5	736	0.23	178	10	50	10
JM RC-14-05	4	6	102958	EXT	0.122	0.5	6.63	18	290	1	2	0.16	0.5	17	36	3420	4.37	1.38	1.28	225	91	0.11	15	640	2	0.28	5	671	0.37	178	20	68	10
JM RC-14-05	6	8	102959	EXT	0.119	0.5	6.1	5	400	1.2	2	0.13	0.5	14	29	3540	3.81	1.48	1.48	287	58	0.08	13	630	10	0.14	6	286	0.27	134	10	100	10
JM RC-14-05	8	10	102960	EXT	0.142	1.8	4.74	5	520	1.2	2	0.13	0.5	19	45	1380	3.4	1.22	1.46	288	168	0.1	13	700	2	0.17	5	257	0.21	128	10	81	140
JM RC-14-05	10	12	102961	EXT	0.136	0.8	5.67	5	470	1.3	2	0.23	0.5	20	48	1255	4.4	1.8	1.88	340	140	0.12	27	1200	15	0.38	5	234	0.27	141	10	128	50
JM RC-14-05	12	14	102962	ORG	0.275	0.7	6.25	40	470	1.2	2	0.37	0.5	14	48	418	4.88	1.08	1.17	238	481	0.13	20	1640	16	0.44	5	308	0.22	108	10	87	40
JM RC-14-05	14	16	102964	EXT	0.311	0.5	7.11	10	540	1	2	0.25	0.5	7	34	861	3.16	1.48	0.73	157	182	0.11	11	680	6	0.46	5	128	0.13	91	10	67	50
JM RC-14-05	16	18	102965	EXT	0.150	0.5	7.68	11	570	1.1	5	0.19	0.5	8	23	1660	4.66	1.38	0.77	142	132	0.11	4	660	12	0.48	5	338	0.19	98	10	98	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-14-05	18	20	102966	EXT	0.144	0.5	7.9	5	300	1.3	2	0.31	0.5	23	134	1706	5.46	1.08	2.37	456	219	0.06	78	1320	2	0.5	5	107	0.41	146	10	122	40
JM RC-14-05	20	22	102967	EXT	0.124	0.5	4.98	5	660	0.7	2	0.11	0.5	5	25	997	2.62	1.5	0.43	118	143	0.1	12	960	9	0.55	5	208	0.12	63	10	54	60
JM RC-14-05	22	24	102968	EXT	0.108	0.5	5.78	5	830	0.5	2	0.06	0.5	1	4	230	2.34	1.46	0.11	73	136	0.1	1	470	11	0.75	5	196	0.06	38	10	35	40
JM RC-14-05	24	26	102969	EXT	0.150	0.5	5.65	71	750	0.5	2	0.05	0.5	3	4	264	1.87	1.6	0.11	78	120	0.1	4	340	13	0.46	5	196	0.07	29	30	27	150
JM RC-14-05	26	28	102970	EXT	0.102	0.5	5.50	7	790	0.6	2	0.04	0.5	1	2	144	2.66	1.54	0.1	68	182	0.1	1	330	9	0.36	5	111	0.06	30	10	27	40
JM RC-14-05	28	30	102971	EXT	0.187	0.5	6.41	46	1040	0.6	3	0.04	0.5	1	4	296	1.96	2.03	0.13	68	153	0.11	1	410	11	0.98	5	174	0.07	35	10	27	50
JM RC-14-05	30	32	102972	EXT	0.166	0.6	6.52	5	810	1.1	2	0.1	0.5	11	60	4080	3.01	1.84	0.96	201	110	0.12	25	1110	5	1.1	5	550	0.17	82	10	112	40
JM RC-14-05	32	34	102973	EXT	0.226	0.5	6.15	14	950	1.3	2	0.26	0.5	16	77	5260	3.91	1.44	1.77	372	82	0.06	40	1390	4	0.85	5	248	0.26	106	20	140	50
JM RC-14-05	34	36	102974	EXT	0.183	0.5	6.54	11	210	1.6	2	0.56	0.5	28	133	3310	4.6	1.41	2.96	515	73	0.06	92	2730	2	0.54	5	227	0.54	180	10	176	40
JM RC-14-05	36	38	102975	EXT	0.24	0.5	6.61	8	290	1.6	2	0.28	0.5	16	36	4670	3.73	1.39	2.03	416	72	0.07	39	1440	8	0.77	5	427	0.29	128	10	170	60
JM RC-14-05	38	40	102976	EXT	0.182	0.5	6.32	5	460	1.4	2	0.15	0.5	16	26	5610	3.55	1.74	1.48	347	294	0.09	21	860	8	1.2	5	270	0.21	112	10	110	40
JM RC-14-05	40	42	102977	EXT	0.218	0.5	7.75	5	560	1.7	2	0.2	0.5	14	25	5030	3.14	1.52	1.37	307	221	0.06	19	940	6	0.93	5	279	0.2	106	10	126	40
JM RC-14-05	42	44	102978	EXT	0.28	0.7	4.52	16	600	2.7	2	0.17	0.5	10	36	4760	3.54	1.94	1.53	320	356	0.08	30	1340	10	1.09	5	673	0.34	128	20	150	40
JM RC-14-05	44	46	102979	EXT	0.38	0.9	7.12	7	640	1.6	2	0.16	0.5	12	25	6540	3.19	1.91	1.06	299	282	0.07	14	860	6	1.36	5	280	0.15	96	10	124	60
JM RC-14-05	46	48	102980	EXT	0.214	0.7	7.86	14	710	1.6	2	0.15	0.5	14	26	6880	3.51	1.51	1.32	412	206	0.06	16	760	4	0.86	5	223	0.21	114	10	145	70
JM RC-14-05	48	50	102981	ORG	0.761	1.5	7.66	22	640	1.7	2	0.15	0.5	14	31	7280	3.72	2.1	1.52	183	231	0.07	20	700	8	0.86	5	57	0.22	114	10	162	110
JM RC-14-05	50	52	102982	EXT	0.202	0.5	6.12	8	290	1.6	2	0.22	0.5	30	54	3780	3.41	1.63	2.35	701	110	0.06	27	1800	2	1	5	71	0.35	172	20	180	40
JM RC-14-05	52	54	102983	EXT	0.245	0.5	7.73	14	200	1.6	2	0.21	0.5	26	60	2830	4.51	1.55	2.87	646	166	0.06	38	660	5	0.80	5	12	0.3	158	10	154	40
JM RC-14-05	54	56	102984	EXT	0.296	0.6	7.64	5	300	1.6	2	0.23	0.5	29	56	3630	4.45	1.36	2.17	626	166	0.06	36	1110	11	1.04	5	15	0.25	144	20	186	30
JM RC-14-05	56	58	102985	EXT	0.158	0.5	7.76	5	200	1.6	2	0.25	0.5	32	54	3080	4.66	1.36	2.37	782	66	0.08	42	1190	3	0.85	5	19	0.33	158	10	180	40
JM RC-14-05	58	60	102987	EXT	0.212	0.5	6.48	5	210	2.1	2	0.27	0.5	30	56	3300	5.36	1.53	2.7	632	78	0.08	46	1180	8	0.77	5	16	0.42	179	10	245	40
JM RC-14-05	60	62	102988	EXT	0.267	0.5	6.16	7	280	1.6	2	0.25	0.5	27	53	3660	5.16	1.57	2.41	776	124	0.08	43	1140	7	0.94	5	13	0.3	183	10	234	50
JM RC-14-05	62	64	102989	EXT	0.246	0.7	6.72	40	380	1.6	2	0.26	0.5	25	56	3270	5.67	1.67	2.14	791	166	0.08	33	1180	15	1	5	14	0.25	185	10	227	50
JM RC-14-05	64	66	102990	EXT	0.178	0.5	6.22	5	300	1.6	2	0.25	0.6	24	56	2370	4.91	1.32	2.26	781	133	0.08	36	1110	3	0.61	5	10	0.25	156	10	219	40
JM RC-14-05	66	68	102991	EXT	0.214	0.5	6.23	33	280	1.7	2	0.25	0.5	22	63	3030	4.6	1.36	2.27	792	170	0.08	39	1120	3	0.86	5	10	0.36	153	10	266	50
JM RC-14-05	68	70	102992	EXT	0.342	0.6	6.08	10	420	1.6	2	0.24	0.5	22	58	3630	4.4	1.66	1.84	610	106	0.1	31	1100	3	0.93	5	11	0.26	148	20	204	50
JM RC-14-05	70	72	102993	EXT	0.373	0.9	6.77	31	590	1.6	2	0.25	0.5	22	42	5450	3.62	2.3	1.35	436	164	0.1	18	1080	17	1.08	5	18	0.18	124	10	123	70
JM RC-14-05	72	74	102994	EXT	0.213	0.6	7.48	5	360	1.5	2	0.24	0.5	18	41	2700	4.22	1.75	1.6	646	61	0.07	27	960	2	0.5	5	27	0.25	130	10	210	40
JM RC-14-05	74	76	102995	EXT	0.312	1	7.81	5	580	1.5	2	0.22	0.5	15	30	3670	3.88	1.83	1.56	580	114	0.08	13	940	14	0.83	5	24	0.16	122	20	182	50
JM RC-14-05	76	78	102996	EXT	0.305	0.8	7.86	5	670	1.4	2	0.19	0.5	16	27	2470	3.8	1.87	1.36	532	252	0.1	15	750	10	0.88	5	23	0.17	122	20	161	40
JM RC-14-05	78	80	102997	EXT	0.345	0.8	6.06	5	780	1.4	2	0.21	0.5	17	30	3160	4.08	2.12	1.66	662	142	0.1	20	780	11	0.56	5	29	0.18	128	10	264	50
JM RC-14-05	80	82	102998	EXT	0.342	0.8	7.8	20	780	1.5	2	0.15	0.5	16	29	3030	4.25	1.66	1.7	736	107	0.1	18	740	10	0.41	5	21	0.22	126	18	314	50
JM RC-14-05	82	84	102999	EXT	0.332	0.8	6.04	5	620	1.6	2	0.19	0.5	17	41	3250	4.26	1.75	1.66	630	96	0.18	24	780	5	0.66	5	20	0.34	128	20	345	40
JM RC-14-05	84	86	103000	EXT	0.303	0.8	6.01	5	790	1.5	2	0.16	0.5	15	27	3300	4	1.64	1.55	565	146	0.13	13	640	12	0.96	5	23	0.21	117	10	198	40
JM RC-14-05	86	88	103001	EXT	0.476	1.1	7.76	5	860	1.4	2	0.19	0.5	15	28	4370	4.32	1.44	1.66	637	94	0.38	17	740	9	0.96	5	22	0.26	120	20	214	60
JM RC-14-05	88	90	103002	EXT	0.36	0.7	7.75	5	730	1.5	5	0.16	1.1	16	56	5960	4.16	2.74	1.46	450	118	0.1	24	910	26	0.86	5	22	0.23	132	10	150	10
JM RC-14-05	90	92	103003	EXT	0.36	0.5	7.04	13	700	1.4	4	0.19	1	15	30	3440	3.6	2.46	1.36	460	334	0.16	22	620	27	0.96	5	26	0.22	116	10	146	50
JM RC-14-05	92	94	103004	ORG	0.27	0.5	7.82	5	660	1.5	6	0.16	1.5	15	36	3040	4.16	2.56	1.6	581	106	0.1	16	830	21	0.91	5	22	0.21	124	10	167	10
JM RC-14-05	94	96	103006	EXT	0.261	0.5	7.02	13	610	1.6	6	0.16	1.2	13	45	3030	4.06	2.45	1.76	566	144	0.06	22	780	14	0.66	5	22	0.21	112	10	153	40
JM RC-14-05	96	98	103007	EXT	0.231	0.5	7.42	5	660	1.4	3	0.17	1	12	66	2060	4.64	2.17	1.66	664	94	0.58	35	620	14	0.5	5	26	0.22	124	10	197	30
JM RC-14-05	98	100	103008	EXT	0.434	0.5	6.1	11	630	1.6	5	0.2	1.7	15	94	4230	4.66	2.54	1.64	586	200	0.74	28	620	36	1.06	5	36	0.25	136	10	232	40
JM RC-14-05	100	102	103009	EXT	0.326	0.5	7.66	5	576	1.4	4	0.16	1.2	13	41	3700	4.59	2.46	1.92	582	119	0.87	21	600	18	0.76	5	34	0.25	140	10	172	40
JM RC-14-05	102	104	103010	EXT	0.223	0.5	7.78	11	578	1.3	6	0.29	0.7	13	66	2500	5.06	2.33	2.01	684	76	0.63	32	1280	17	0.81	5	34	0.32	142	10	196	30
JM RC-14-05	104	106	103011	EXT	0.244	0.5	7.25	5	720	1.2	4	0.17	0.7	15	31	2300	4.3	2.46	1.73	546	76	0.12	15	800	23	0.84	5	22	0.24	113	10	156	30
JM RC-14-05	106	108	103012	EXT	0.311	0.5	6.50	10	650	1.4	7	0.19	1.4	14	26	2950	4.56	2.12	1.66	660	121	0.52	12	710	62	0.87	5	36	0.26	116	10	226	40
JM RC-14-05	108	110	103013	EXT	0.38	0.5	7.41	5	420	1.6	5	0.14	1.2	16	42	3530	4.46	2.71	1.56	571	76	0.14	15	540	32	0.53	5	25	0.3	106	10	294	30
JM RC-14-05	110	112	103014	EXT	0.301	0.5	6.05	11	1080	1.6	3	0.06	1.3	11	11	4360	3.7	2.55	0.66	534	45	0.04	3	300	43	0.74	5	44	0.15	50	10	306	30
JM RC-14-05	112	114	103015	EXT	0.503	0.5	6.72	7	470	3	6	0.12	1.2	14	104	4660	7.02	2.2	2.16	864	46	0.04	23	810	28	0.75	5	24	0.34	157	10	254	50
JM RC-14-05	114	116	103016	EXT	0.458	0.5	7.23	5	740	2.2	2	0.12	0.9	11	66	4630	4.8	2.56	1.36	428	76	0.05	26	570	20	1.32	5	37	0.26	112	10	180	40
JM RC-14-05	116	118	103017	EXT	0.357	0.8	6.80	11	640	2.1	4	0.09	0.9	17	60	5260	4.45	2.05	1.7	566	66	0.06	42	430	26	1.22	5	37	0.14	86	10	206	40
JM RC-14-05	118	120	103018	ORG	0.38	0.5	5.46	5	320	1.5	4	0.03	0.9	14	17	4030	3.81	2.56	0.57	180	135	0.05	11	270	32	3.06	5	31	0.06	30	10	100	40
JM RC-14-05	120	122	103020	EXT	0.36	0.5	6.57	6	340	1.4	2	0.03	0.9	13	2	5640	4.19	2.57	0.43	173	66	0.05	1	240	34	1.06	5	28	0.09	30	10	116	50
JM RC-14-05	122	124	103021	EXT	0.373	0.5	5.87	6	750	1.7	6	0.08	0.7	10	36	5330	3.76	2.51	0.91	300	118	0.04	13	280	27	1.04	5	24	0.1	64	10	178	40
JM RC-14-05	124	126	103022	EXT	0.46	0.5	7.71	5	700	2.1	7	0.14	1.1	10	32	4440	4.60	2.6	1.75	601	107	0.06	11	650	13	0.80	5	33	0.26	108	10	247	40
JM RC-14-05	126	128	103023	EXT	0.606	0.6	7.79	7	770	2.2	7	0.16	1.5	30	30	6440	4.9	2.86	1.42	465	262	0.05	13	800	22	1.32	5	23	0.2	120	10	251	40
JM RC-14-05	128	130	103024	EXT	0.478	0.5	7.3	5	660	1.9	5	0.17	1.4	11	28	4780	4.53	2.76	1.66	561	138	0.04	7	790	21	0.66	5	28	0.21	112	10	245	40
JM RC-14-05	130	132	103025	EXT	0.43	0.5	7.14	7	740	2	4	0.19	1.6	13	30	6540	4.95	2.79	1.46	434	66	0.04	18	640	21	0.82	5	26	0.23	118	20	214	30
JM RC-14-05	132	134	103026	EXT	0.311	0.6	7.25	5	720	1.7	3	0.17	0.7	10	31	2950	4.01	2.24	1.76	510	46	0.63	12	730	16	0.42	5	37	0.25	119	10	226	30
JM RC-14-05	134	136	103027	EXT	0.33	0.5	6.83	5	750	1.9	4	0.12	0.8	11	37	3010	4.6	2.01	1.56	482	44	0.12	6	580	14	0.76	5	26	0.21	102	10	230	30
JM RC-14-05	136	138	103028	EXT	0.376	0.5	7.3	5	720	1.7	4	0.15	1.4	11	20	3010	4.66	2.7	1.64	563	47	0.43	16	660	26	0.86	5	30	0.30	113	10	253	30
JM RC-14-05	138	140	103029	EXT	0.566	0.6	6.82	5	660	1.9	4	0.14	1.2	12	30	5220	4.65	2.79	1.56	566	66	0.3	6	420	20	1.07	5	28	0.34	116	10	346	40
JM RC-14-05	140	142	103030	ORG	0.5	0.5	7.71	5	730	1.9	5	0.22	0.7	8	31	4300	5.10	2.00	1.72	961	61	0.74	5	790	25	1.54	5	41	0.27	118	10	272	40
JM RC-14-05	142	144	103032	EXT	0.449	0.5	7.47	11	610	1.7	5	0.15	2.2	8	34	4150	5.06	2.6	1.76	911	76	0.42	9	710	20	1.56	5	35	0.25	114	10	360	40
JM RC-14-05	144	146	103033	EXT	0.733	0.8	5.81	5	280	1.8	3	0.09	1.8	13	30	6360	3.67	2.51	1.2	379	47	0.05	16	450	23	1.66	5	26	0.12	60	10	204	40
JM RC-14-05	146	148	103034	EXT	0.461	0.5	5.66	5	260	1.8	3	0.07	1.7	13	13	4060	3.56	2.44	1.27	366	146	0.2	4	370	17	1.86	5	32	0.12	62	10	172	30
JM RC-14-05	148	150	103035	EXT	0.426	0.5	7.04	6	660	1.6	3	0.13	1	8	28	4340	6.02	2.43	1.76	604	66	0.67	11	560	19	1	5	28	0.23	118	10	214	40
JM RC-14-05	150	152	103036	EXT	0.422	0.5	6.06	11	860	1.8	4	0.11	1.2	12	46	4360	5.36	2.06	1.54	465	94	0.06	20	670	9	1.14	5	21	0.16	106	10	178	40
JM RC-14-05	152	154	103037	EXT	0.407	0.5	7.52	11	600	1.4	8	0.16	0.7	6	30	3330	4.72	1.91	1.66	900	46	1.78	8	710	15	1.1	5	46	0.25	116	10	165	10
JM RC-14-05	154	156	103038	EXT	0.460	0.5	7.15	12	670	1.8	7	0.15	0.8	12	28	4570	4.82	2.52	1.66	941	52	1	8	670	16	0.82	5	41	0.24	116	10	150	60
JM RC-14-05	156	158	103039	EXT	0.545	0.5	7.13	5	600	1.7	3	0.14	1.3	10	36	4060	4.31	2.65	1.76	530	118	1	13	660	19	0.8	5	36	0.24	106	10	156	50
JM RC-14-05	158	160	103040	EXT	0.423	0.5	6.66	5	720	1.7	7	0.11	0.6	10	21	4630	4.07	2.64	1.46	406	53	0.04	7	520	18	0.6	5	37	0.2	87	10	136	40
JM RC-14-05	160	162	103041	EXT	0.524	0.5	6.34	5	700	1.8	7	0.07	1.3	12	16	6440	3.16	2.06	1.14	280	91	0.06	6	410	16	0.86	5	24	0.12	96	10	110	40
JM RC-14-05	162	164	103042	EXT	0.708	0.5	7.43	16	720	2.2	8	0.09	1.8	19	24	7110	4.36	2.82	1.12	278	134	0.06	12	500	14	1.4	5	22	0.15	104	10	118	50
JM RC-14-05	164	166	103043	EXT	0.558	0.5	7.87	11	810	2.1	3	0.15	0.6	12	30	6070	4.87	2.85	1.63	381	42	0.47	12	740	8	1.03	5	27	0.34	120	10	158	40
JM RC-14-05	166	168	103044	EXT	0.518	0.5	7.31	6	560	1.7	6	0.13	0.7	11	30	4050	4.41	2.73	1.46	353	103	0.56	17	640	8	0.81	5	29	0.22	106	10	136	30
JM RC-14-05	168	170	103045	EXT	0.462	0.6	5.84	5	340	1.5	3	0.06	0.6	11	12	5550	3.75	2.46	0.8	213	80	0.06	5	360	7	1.50	5	36	0.12	96	20	81	40
JM RC-14-05	170	172	103046	ORG	0.86	0.8	5.84	5	450	1.7	2	0.09	1	6	26	6400	4.02	2.57	1.04	206	352	0.04	7	410	14	1.7	5	30	0.17	81	10	120	40
JM RC-14-05	172	174	103048	EXT	0.510	1.6	4.63	5	380	1.7	2	0.04	1.2	9	2	7080	3.10	2.36	0.75	313	124	0.04	1	280	17	1.54	5	26	0.05	77	20	126	50
JM RC-14-05	174	176	103049	EXT	0.413	1.4	5	5	560	1.7	3	0.03	1.6	14	3	8230	3.25	2.24	0.86	280	110	0.04	1	230	16	1.36	5	25	0.06	31	10	160	50
JM RC-14-05	176	178	103050	EXT	0.562	1.3	5.21	5	440	1.7	6	0.05	1.5	14	5	8320	3.87	2.47	0.85	343	214	0.04	5	380	14	1.7	5	28	0.08	46	10	153	50
JM RC-14-05	178	180	103051	EXT	0.62	0.8	5.27	5	460	1.7	2	0.03	1.3	13	7	6880	2.86	2.42	1.05	236	76	0.04	5	380	5	1.37	5	27	0.08	30	10	106	30
JM RC-14-05	180	182	103052	EXT	0.38	0.5	6.03	5	600	1.6	4	0.06	0.5	8	12	4630	3.25	2.63	1.34	330	44	0.43	2	410	14	0.88	5	36	0.13	80	10	134	30
JM RC-14-05	182	184	103053	EXT	0.961	0.6	6.79	5	570	1.7	5	0.16	1.2	16	30	4710	4.22	2.62	1.44	364	58	1.27	16	700	26	0.83	5	50	0.23	103	10	156	30
JM RC-14-05	184	186	103054	EXT	0.561	0.5	6.36	5	600	1.6	6	0.11	0.8	16	26	5080	3.96	2.58	1.34	308	56	0.91	16	580	19	1.32	5	43	0.19	66	10	125	40
JM RC-14-05	186	188	103055	EXT	0.400	0.5	6.73	6	510	1.5	4	0.12	1.3	7	31	2000	4.38	2.53	1.77	434	40	1.57	11	420	14	0.74	5	40	0.19	106	10	106	40
JM RC-14-05	188	190	103056	EXT	0.472	0.5	6.61	5	560	1.6	5	0.1	0.6	12	32	3300	4.06	2.66	1.6	371	34	1.3	15	530	7	0.82	5	44	0.2	104	10	131	30
JM RC-14-05	190	192	103057	EXT	0.556	0.5	7.82	5	610	1.7	6	0.24	1.5	14	11	4040	4.2	2.95	1.74	366	63	2.11	16	1270	21	1.82	5	60	0.3	102	10	126	30
JM RC-14-05	192	194	103058	EXT	0.36	0.5	7.32	6	540	1.8	4	0.37	0.8	14	8	3030	4.53	2.75	2.27	519	44	2.27	6	1060	20	0.86	5	75	0.42	115	10	156	30
JM RC-14-05	194	196	103059	EXT	0.513	0.5	7.29	5	610	1.7	4	0.38	1.3	10	11	4060	4.46	2.63	2.06	526	60	2.27	4	1000	22	0.76	5	66	0.34	114	10	156	30
JM RC-14-05	196	198	103060	EXT	0.460	0.5	6.61	16	470	1.8	6	0.15	0.6	15	31	4000	3.63	2.53	1.31	286	114	0.56	11	670	6	1.16	5	30	0.16	116	10	161	30
JM RC-14-05	198	200	103061	ORG	0.527	0.5	6.60	5	660	1.8	6	0.13	1.2	15	60	5060	4.25	2.63	1.56	301	82	0.45	26	560	12	1.42	5	31	0.21	115	20	113	30
JM RC-14-05	200	202	103063	EXT	0.360	0.5	6.79	9	560	1.8	4	0.14	1.3	17	35	3250	4.61	2.46	1.64	280	76	0.60	13	700	11	1.12	5	38	0.27	108	10	124	30
JM RC-14-05	202	204	103064	EXT	0.414	0.5	6.65	17	520	1.7	3	0.11	1.6	16	36	4080	4.72	2.58	1.6	301	45	0.62	13	560	13	0.66	5	56	0.25	111	10	119	30
JM RC-14-05	204	206	103065	EXT	0.528	0.5	6.19	6	470	2	4	0.06	1.1	10	27	6840	3.67	2.8	1.42	215	66	0.25	16	530	15	0.62	5	127	0.2	67	10	100	30
JM RC-14-05	206	208	103066	EXT	0.404	0.5	7.17	6	540	1.8	4	0.1	1.6	15	30	4010	4.6	2.8	1.52	246	56	0.62	9	610	5	0.96	10	66	0.26	124	20	111	30
JM RC-14-05	208	210	103067	EXT	0.5	0.5	6.7	6	640	1.8	9	0.08	1.1	14	26	3650	3.87	2.64	1.64	286	87	0.47	12	900	11	0.60	5	47	0.21	106	20	108	30
JM RC-14-05	210	212	103068	EXT	0.360	0.5	6.83	6	960	1.6	6	0.12	0.6	11	33	3360	4.36	2.74	1.6	246	54	1.06	6	670	6	0.64	5	53	0.26	121	10	84	30
JM RC-14-05	212	214	103069	EXT	0.548	0.5	6.62	5	600	1.3	2	0.12	0.7	8	35	3870	4.72	2.62	1.56	301	50	1.01	12	650	11	0.64	5	51	0.27	115	10	67	30
JM RC-14-05	214	216	103070	EXT	0.490	0.5	7.33	5	770	1.4	4	0.13	0.8	12	30	4230	4.58	2.76	1.62	367	67	1.46	11	710	17	0.76	5	72	0.22	108	10	104	20
JM RC-14-05	216	218	103071	EXT	0.381	0.5	6.87	5	570	1.6	3	0.11	0.6	11	26	5400	4.16	2.06	1.42	270	90	1.14	10	620	15	0.75	5	66	0.22	110	10	102	20
JM RC-14-05	218	220	103072	EXT	0.525	0.5	7.95	5	460	2	4	0.26	1	11	56	4560	4.67	2.62	2.23	456	128	2.27	20	1160	16	0.96	5	114	0.47	152	20	150	10
JM RC-14-05	220	222	103073	EXT	0.761	0.5	6.92	5	630	1.5	5	0.14	1	7	22	9520	3.64	2.59	1.35	577	104	0.65	9	780	24	1.19	7	79	0.25	61	20	176	60
JM RC-14-05	222	224	103074	EXT	0.530	1.2	5.46	13	660	1.3	7	0.07	0.7	6	6	9810	2.79	2.31	0.64	236	116	0.06	7	400	7	0.7	5	27	0.06	39	10	56	40
JM RC-14-05	224	226	103075	ORG	0.534	0.8	5.35	6	760	1.5	3	0.07	0.6	13	6	7640	3.21	2.72	0.79	266	145	0.07	2	450	10	1.14	5	34	0.12	50	20	84	50
JM RC-14-05	226	228	103077	EXT	0.530	0.8	4.4	5	470	1.6	2	0.04	0.8	10	3	8270	2.31	2.57	0.74	236	76	0.06	4	380	7	1.16	5	28	0.06	32	10	81	40
JM RC-14-05	228	230	103078	EXT	0.620	1.8	4.60	5	570	1.2	3	0.04	1	6	6	8070	2.91	2.68	0.46	324	45	0.12	4	350	18	1.15	5	32	0.07	33	10	130	60
JM RC-14-05	230	232	103079	EXT	0.574	5	7.60	14	300	1.8	2	0.34	11.6	20	97	4400	5.74	2.83	2.72	1530	126	1.32	36	1470	207	1	6	66	0.5	174	10	1410	140

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-14-05	232	234	103080	EXT	0.404	0.5	7.16	10	280	1.9	2	0.34	8.6	20	70	4740	5.64	2.77	3.19	550	73	1.51	47	1540	10	0.51	29	108	0.67	166	10	181	60
JM RC-14-05	234	236	103081	EXT	0.432	0.5	7.37	15	280	2	2	0.34	1	20	61	4170	5.09	2.86	2.71	547	96	1.2	47	1366	3	0.46	10	111	0.59	160	10	164	40
JM RC-14-05	236	238	103082	EXT	0.441	0.5	7.15	5	280	1.6	2	0.3	0.8	23	40	5430	4.67	2.74	2.34	538	106	0.74	26	1220	8	0.91	5	67	0.30	160	10	126	50
JM RC-14-05	238	240	103083	EXT	0.78	0.5	7.62	5	270	1.5	3	0.25	1.2	15	42	7030	4.78	2.80	1.78	613	107	1.74	16	670	21	1.25	6	77	0.31	142	10	156	50
JM RC-14-05	240	242	103084	EXT	0.483	1.5	6.94	6	610	1.6	5	0.15	1.1	12	68	4010	4.1	2.83	1.5	540	83	0.84	50	460	16	0.88	5	62	0.21	114	10	160	40
JM RC-14-05	242	244	103085	EXT	0.606	0.9	7.23	16	700	1.7	3	0.12	1.3	10	34	7750	5.32	2.62	0.9	234	127	0.27	6	700	15	1.45	5	50	0.26	124	10	97	50
JM RC-14-05	244	246	103086	EXT	0.727	2.9	6.66	10	470	1.5	4	0.14	1	14	40	6790	4.57	2.83	1.29	308	88	0.65	63	460	9	1.56	5	44	0.2	119	10	118	50
JM RC-14-05	246	248	103087	EXT	0.56	1.4	6.66	6	510	1.3	3	0.16	1.1	12	43	4310	4.43	2.83	1.6	473	43	1.46	16	630	13	1.08	5	61	0.23	108	10	140	10
JM RC-14-05	248	250	103088	EXT	0.524	1.5	6.83	7	610	1.4	4	0.14	5.1	12	27	4050	4.31	2.76	1.66	680	43	0.97	12	760	308	1.37	5	67	0.2	100	10	734	80
JM RC-14-05	250	252	103089	EXT	0.536	1.8	7.63	5	660	1.5	3	0.12	2.4	11	40	5000	3.99	2.77	1.58	691	95	0.6	24	630	20	1.5	5	47	0.16	106	10	286	50
JM RC-14-05	252	254	103090	ORG	0.566	4.6	6.66	7	610	1.7	5	0.13	11.7	7	28	4010	3.8	2.7	1.37	782	77	0.38	11	650	156	1.72	5	50	0.2	104	10	1575	120
JM RC-14-05	254	256	103092	EXT	0.404	3	6.63	5	620	1.4	3	0.14	3.2	6	24	4410	3.57	1.86	1.42	802	172	0.52	22	540	27	0.97	5	49	0.17	97	10	411	75
JM RC-14-05	256	258	103093	EXT	0.366	1.4	6.66	6	640	1.4	4	0.14	1.1	10	38	4800	3.53	2.54	1.26	460	83	0.62	25	630	24	0.63	5	76	0.18	61	10	160	40
JM RC-14-05	258	260	103094	EXT	0.581	2.1	6.64	22	450	1.7	3	0.23	2.4	6	18	4710	3.37	2.06	1.06	465	144	0.43	21	610	48	1.28	9	34	0.16	76	10	214	40
JM RC-14-05	260	262	103095	EXT	0.583	7.3	6.22	17	340	1.6	2	0.2	5.6	6	75	11500	2.46	2.56	0.91	181	102	0.11	13	710	388	1.26	31	26	0.12	64	10	546	150
JM RC-14-05	262	264	103096	EXT	0.443	1.4	6.66	6	280	1.6	3	0.27	1.3	6	20	6710	3.18	2.73	1.39	341	98	0.24	13	610	18	0.77	23	29	0.2	48	10	137	50
JM RC-14-05	264	266	103097	EXT	0.434	0.8	6.31	10	220	2.4	4	0.36	1.2	24	77	3410	5.1	2.79	3	560	48	0.22	45	1400	17	0.36	5	41	0.56	189	10	248	40
JM RC-14-05	266	268	103098	EXT	0.363	0.8	6.07	5	280	2.1	4	0.56	1.1	17	75	3200	4.72	2.79	2.82	536	70	0.13	51	2440	23	0.41	5	34	0.48	150	10	166	30
JM RC-14-05	268	270	103099	EXT	0.375	0.8	7.76	5	330	2.2	6	0.40	1	21	76	3044	5.87	2.52	2.84	530	67	0.57	50	2016	18	0.38	5	68	0.58	162	10	176	40
JM RC-14-05	270	272	103100	EXT	0.36	0.8	7.36	13	300	1.6	7	0.40	0.7	16	48	3330	5.51	2.25	2.72	520	88	1.08	45	1480	15	0.51	5	93	0.51	152	10	138	40
JM RC-14-05	272	274	103101	EXT	0.510	0.8	7.10	5	340	2	5	0.40	1	16	76	4430	4.74	2.45	2.11	477	98	1.14	52	2016	23	0.66	5	73	0.36	139	10	138	40
JM RC-14-05	274	276	103102	EXT	0.466	1.3	6.45	10	640	1.2	4	0.16	0.5	7	7	5330	3.42	2.26	0.79	221	156	0.80	11	700	15	0.77	5	76	0.15	66	10	68	30
JM RC-14-05	276	278	103103	EXT	0.500	1	7.21	11	830	1.2	6	0.2	1	7	4	4580	3.81	2.64	0.81	402	60	1.53	12	790	24	0.58	5	118	0.14	68	10	114	30
JM RC-14-05	278	280	103104	ORG	0.426	1	7.71	5	720	2.1	6	0.4	1.2	13	66	4470	4.71	2.82	2	533	52	0.79	43	1760	15	0.81	5	54	0.33	116	10	138	40
JM RC-14-05	280	282	103106	EXT	0.520	0.9	7.01	5	460	1.6	2	0.34	0.7	12	67	4400	4.10	2.7	1.6	438	57	1.1	43	1420	14	0.56	5	58	0.33	106	10	122	40
JM RC-14-05	282	284	103107	EXT	0.354	1.1	6.33	6	670	1.4	6	0.15	0.6	6	7	5080	3.02	2.01	0.81	280	170	0.72	9	800	18	0.71	5	44	0.15	82	10	84	30
JM RC-14-05	284	286	103108	EXT	0.443	1.3	6.01	12	870	1.4	3	0.14	0.6	7	4	5140	2.81	2.87	0.78	342	126	0.71	10	540	20	0.81	5	56	0.16	68	10	110	30
JM RC-14-05	286	288	103109	EXT	0.430	1.6	6.3	6	740	1.5	2	0.15	0.9	6	13	5020	2.58	2.40	0.9	378	140	0.74	12	550	39	0.88	5	68	0.13	54	10	122	30
JM RC-14-05	288	290	103110	EXT	0.368	1	6.80	5	790	1.4	3	0.17	0.7	6	7	4310	2.96	2.01	1.08	332	96	1.34	10	650	23	0.46	5	102	0.19	62	10	88	40
JM RC-14-05	290	292	103111	EXT	0.351	1.6	6.56	5	780	1.6	3	0.16	0.6	7	3	4580	2.81	2.40	1.16	368	79	0.43	12	730	24	0.6	5	83	0.16	61	10	116	40
JM RC-14-05	292	294	103112	EXT	0.532	2.4	5.93	5	640	1.3	4	0.16	1	6	4	5200	2.5	2.28	0.84	346	136	0.57	9	500	22	0.87	5	67	0.12	61	10	142	40
JM RC-14-05	294	296	103113	EXT	0.641	1.1	6.32	6	640	1.1	2	0.16	0.7	7	3	4200	3.02	2.53	0.65	364	62	0.86	12	540	22	0.88	5	104	0.16	66	10	116	30
JM RC-14-05	296	298	103114	EXT	0.430	0.8	6.34	176	250	1.4	4	0.27	20.5	11	12	4710	3.63	2.81	1.33	800	67	0.42	15	740	427	2.14	29	66	0.25	61	10	3120	240
JM RC-14-05	298	300	103115	EXT	0.633	1.3	7.61	17	300	1.8	5	0.36	1.8	17	43	4410	6.27	2.17	2.6	601	88	1.1	29	1290	70	1.22	5	86	0.5	174	10	242	110
JM RC-14-05	300	302	103116	EXT	0.602	1.5	7.72	13	300	1.8	8	0.34	1.3	17	38	5050	6.41	2.25	2.47	775	81	1.06	28	1380	22	0.71	6	88	0.47	162	10	178	100
JM RC-14-05	302	304	103117	ORG	0.373	0.7	7.77	12	280	1.8	4	0.29	2	17	51	2800	4.83	2.52	2.94	941	58	1.08	42	1040	81	0.53	5	86	0.56	163	10	306	80
JM RC-14-05	304	306	103119	EXT	0.916	1.3	7.87	6	380	2.1	4	0.22	1	16	37	4300	4.82	2.49	2.09	374	71	0.74	28	640	20	0.6	5	73	0.37	152	10	142	80
JM RC-14-05	306	308	103120	EXT	0.42	0.8	6.14	5	440	2.2	8	0.27	1.2	19	67	3250	6.18	2.07	2.80	457	48	1.33	28	1080	14	0.48	5	138	0.45	181	10	187	60
JM RC-14-05	308	310	103121	EXT	0.404	0.8	7.4	5	310	1.8	8	0.38	1.1	17	56	3580	4.9	2.01	2.38	612	73	0.78	24	1620	12	0.7	5	58	0.34	154	10	200	60
JM RC-14-05	310	312	103122	EXT	0.446	1.1	7.38	13	480	1.8	2	0.28	0.8	12	28	4080	4.31	2.32	1.71	580	25	0.86	18	1140	17	0.56	5	78	0.26	85	10	198	40
JM RC-14-05	312	314	103123	EXT	0.414	1.9	6.11	8	680	1.7	3	0.22	1.2	6	7	4290	3.28	2.18	1.1	503	33	0.45	15	620	30	0.73	5	62	0.19	85	10	298	40
JM RC-14-05	314	316	103124	EXT	0.472	1.4	7.12	8	880	1.8	2	0.21	3.1	10	13	4770	4.22	2.7	1.24	568	45	0.91	15	840	53	0.96	5	102	0.21	76	10	560	40
JM RC-14-05	316	318	103125	EXT	0.779	2.1	6.88	5	810	1.7	3	0.23	1.8	14	19	7380	5.19	2.52	1.29	681	68	0.97	14	1000	31	1.76	5	42	0.24	88	10	222	60
JM RC-14-05	318	320	103126	EXT	0.44	1.3	7.48	14	530	2.1	5	0.45	1.7	16	85	4740	5.18	2.2	2.71	817	67	0.80	56	2000	34	0.79	5	88	0.4	126	10	412	60
JM RC-14-05	320	322	103127	EXT	0.58	1.3	7.43	8	830	2	4	0.46	1.4	19	60	4820	5.66	2.5	2.79	1108	62	0.86	58	1900	44	0.72	5	86	0.40	126	10	446	60
JM RC-14-05	322	324	103128	EXT	0.448	1.5	6.91	8	300	1.9	5	0.5	2.5	20	64	4510	6.22	1.86	2.13	1223	90	0.6	50	1830	41	1.02	4	42	0.31	106	10	570	60
JM RC-14-05	324	326	103129	ORG	0.554	2	6.57	6	680	1.5	4	0.18	3.2	12	12	5680	4.63	2.11	1.34	837	64	0.66	16	750	41	0.66	5	72	0.21	79	10	487	50
JM RC-14-05	326	328	103131	EXT	0.366	1	7.25	8	410	2.2	5	0.38	1.1	18	62	3330	5.86	2.1	2.8	1166	83	0.56	47	1600	18	0.44	5	62	0.48	148	10	383	40
JM RC-14-05	328	330	103132	EXT	0.438	1.3	7.58	6	480	2.3	6	0.48	4.9	18	67	5830	6.53	2.34	2.86	1786	47	0.54	57	1630	82	0.76	5	67	0.61	128	10	1005	50
JM RC-14-05	330	332	103133	EXT	0.286	1.6	5.07	5	780	1.4	2	0.1	1.3	7	3	4140	3.71	2.40	0.95	507	64	0.11	4	290	32	0.78	5	35	0.08	24	10	250	30
JM RC-14-05	332	334	103134	EXT	0.383	1.5	6.21	5	610	1.5	3	0.18	1.3	6	6	4230	3.14	2.12	0.94	585	43	0.95	12	720	44	0.63	5	60	0.18	53	10	347	30
JM RC-14-05	334	336	103135	EXT	0.511	3.1	5.11	5	600	1.7	6	0.1	4.1	12	4	6544	2.33	2.52	0.64	477	125	0.07	8	450	122	1.4	8	34	0.06	25	10	558	70
JM RC-14-05	336	338	103136	EXT	0.47	2	5.4	5	700	1.5	2	0.08	3.5	10	4	5270	2.71	2.25	0.71	642	118	0.14	8	440	63	1.15	5	40	0.1	38	10	673	80
JM RC-14-05	338	340	103137	EXT	0.430	0.8	7.34	7	380	2.5	3	0.34	1.4	14	16	3480	5	1.82	1.76	1530	98	0.99	6	1540	24	0.78	5	90	0.36	151	10	438	40
JM RC-14-05	340	342	103138	EXT	0.371	1.6	6.82	5	480	1.7	2	0.11	1.8	10	10	4800	4.07	2.46	0.76	1066	75	0.44	7	520	77	0.64	5	36	0.16	48	10	302	40
JM RC-14-05	342	344	103139	EXT	0.330	1.3	5.88	8	380	2.4	4	0.13	1.6	5	7	3640	4.47	2.58	0.57	872	160	0.2	10	530	22	1.08	5	28	0.14	38	10	340	40
JM RC-14-05	344	346	103140	EXT	0.43	1.1	7.84	21	288	2.4	5	0.16	1.3	12	24	3480	5.16	2.57	1.58	1360	57	0.71	14	780	45	1.25	5	48	0.26	113	10	382	40
JM RC-14-05	346	348	103141	EXT	0.465	1.1	6.38	5	430	1.5	5	0.1	0.9	8	3	4480	4.18	2.08	0.76	787	68	0.82	8	410	25	0.81	5	47	0.18	61	10	217	30
JM RC-14-05	348	350	103142	EXT	0.596	1.3	5.81	8	528	1.5	2	0.11	2.1	8	4	4530	4.40	2.12	0.66	742	65	0.57	7	430	45	1.02	5	41	0.16	56	10	358	40
JM RC-14-05	350	352	103143	EXT	0.411	1.1	5.97	5	520	1.7	5	0.1	3.5	8	4	3720	4.7	2.02	0.73	750	76	0.3	8	450	42	1.08	5	30	0.17	64	10	336	40
JM RC-14-05	352	354	103144	EXT	0.401	1	6.15	5	470	1.6	2	0.1	1.3	7	4	3710	3.72	2.85	0.67	580	56	0.83	9	380	36	0.78	6	43	0.18	90	10	329	30
JM RC-14-05	354	356	103145	EXT	0.477	0.8	6.12	5	670	1.4	3	0.06	1.4	8	6	4230	4.07	2.11	0.67	786	61	0.4	6	480	46	0.82	5	56	0.17	57	10	306	30
JM RC-14-05	356	358	103146	EXT	0.582	1.6	5.26	5	670	1.3	2	0.07	1.1	7	4	5470	3	2.46	0.62	566	80	0.67	9	380	31	0.67	5	36	0.08	47	10	301	40
JM RC-14-05	358	360	103147	EXT	0.329	2.3	3.72	114	218	1.6	2	0.07	2.3	8	4	4270	2.54	1.74	0.4	166	167	0.03	7	160	38	1.54	6	18	0.04	28	10	326	100
JM RC-14-05	360	362	103148	EXT	0.22	2	3.06	230	218	1.4	2	0.09	1.4	8	3	4220	2.02	1.43	0.34	240	48	0.03	5	130	47	1.36	5	16	0.03	18	20	226	80
JM RC-14-05	362	364	103149	EXT	0.183	1.4	4.1	441	360	1.6	2	0.11	1.7	7	4	5200	1.8	1.04	0.38	228	108	0.03	7	170	31	1.37	47	35	0.04	30	10	256	140
JM RC-14-05	364	366	103150	EXT	0.171	1.7	4.37	308	570	1.7	2	0.08	2.3	5	2	5220	1.84	2	0.36	170	83	0.02	7	280	95	1.46	90	53	0.04	18	10	305	320
JM RC-14-05	366	368	103151	ORG	0.14	1.2	4.87	601	380	1.4	4	0.07	2.6	8	16	6430	2.47	2.2	0.33	130	90	0.02	8	200	129	2.15	38	53	0.05	23	10	422	280
JM RC-14-05	368	370	103153	EXT	0.120	1.8	4.5	340	120	1.1	2	0.03	0.8	8	6	4800	4.23	2.08	0.3	106	88	0.02	12	270	124	4.21	27	97	0.1	40	10	113	130
JM RC-14-05	370	372	103154	EXT	0.140	3.3	3.67	110	238	0.8	4	0.05	1.2	15	5	6860	3.29	1.7	0.38	82	151	0.03	9	180	56	3.34	5	40	0.07	29	10	130	120
JM RC-14-05	372	374	103155	EXT	0.7	38.1	4.25	79	80	1.1	8	0.04	8.6	13	5	7430	4.80	2.07	0.33	97	98	0.03	12	310	1035	5.19	88	38	0.06	37	20	1125	470
JM RC-14-05	374	376	103156	EXT	0.673	31.6	4.34	90	180	0.9	6	0.04	5.7	18	5	7100	5.76	1.82	0.32	112	114	0.03	15	250	225	5.62	25	46	0.07	38	20	793	470
JM RC-14-05	376	378	103157	EXT	0.100	5.2	4.68	754	90	1.1	5	0.03	1.5	18	7	3640	4.87	2.22	0.30	90	38	0.02	14	300	90	5.06	14	84	0.08	48	10	166	100
JM RC-14-05	378	380	103158	EXT	0.280	3.3	5.06	15	280	1.1	3	0.05	0.6	6	6	3070	5	2.13	0.01	212	90	0.02	12	250	40	3.17	6	53	0.11	50	10	128	60
JM RC-14-05	380	382	103159	EXT	0.380	1.4	5.19	18	400	1.1	5	0.03	0.9	7	5	3880	5.18	1.90	0.62	300	78	0.02	12	250	43	1.86	5	61	0.11	54	10	154	40
JM RC-14-05	382	384	103160	EXT	0.31	1.2	4.38	50	128	0.9	2	0.06	0.5	16	6	4140	5.4	1.92	0.53	180	170	0.02	10	230	36	5	5	46	0.08	46	10	83	60
JM RC-14-05	384	386	103161	EXT	0.25	0.6	4.31	182	900	0.6	6	0.04	1.2	8	4	4340	8.1	2	0.34	103	79	0.02	10	230	83	8.37	5	35	0.08	45	20	88	50
JM RC-14-05	386	388	103162	EXT	0.100	0.6	4.63	74	80	1	6	0.16	4.2	12	20	2880	4.79	1.8	0.24	80	53	0.03	15	660	241	5.17	7	183	0.07	55	10	601	380
JM RC-14-05	388	390	103163	EXT	0.536	1.1	5.21	5	130	1.1	3	0.04	1.2	14	7	3770	6.38	1.80	0.65	138	23	0.04	12	278	28	3.90	5	154	0.1	56	10	133	30
JM RC-14-05	390	392	103164	EXT	0.431	0.7	5.40	5	150	1.3	4	0.05	0.8	15	8	4230	5.34	2.14	0.57	134	47	0.05	12	410	33	3.79	5	229	0.13	65	10	88	30
JM RC-14-05	392	394	103165	EXT	0.430	0.5	4.47	5	140	1.2	3	0.03	1.2	8	11	2270	6.58	1.7	0.63	128	38	0.06	11	280	22	3.06	5	142	0.14	58	20	124	30
JM RC-14-05	394	396	103166	EXT	0.434	1	4.64	5	220	1.2	5	0.04	1	8	48	3120	6.62	1.66	0.64	164	25	0.06	16	200	33	2.93	5	83	0.16	74	10	151	60
JM RC-14-05	396	398	103167	EXT	0.307	0.8	4.78	5	380	1.2	5	0.02	1.8	7	5	2820	4.85	1.66	1.04	176	60	0.04	7	160	27	2.18	5	66	0.11	44	10	102	30
JM RC-14-05	398	400	103168	EXT	0.400	0.8	3.47	5	270	0.8	2	0.02	1.2	10	5	2850	4.32	1.4	0.41	118	17	0.04	12	240	44	2.18	5	115	0.06	37	40	98	30
JM RC-15-05	0	2	103169	EXT	0.023	1.2	7.27	20	450	1.1	5	2.74	0.8	13	15	190	3.01	1.58	1.84	680	8	1.66	15	700	38	0.24	6	348	0.38	124	10	145	240
JM RC-15-05	2	4	103170	EXT	0.006	0.5	7.50	5	480	1	8	4.57	0.6	13	5	37	3.05	1.40	1.20	632	2	2.43	10	780	6	0.01	7	486	0.41	144	10	75	30
JM RC-15-05	4	6	103171	EXT	0.006	0.5	7.25	6	450	1	6	4.27	0.7	17	7	63	3.64	1.54	1.36	798	3	2.34	8	750	6	0.01	5	452	0.41	147	10	75	20
JM RC-15-05	6	8	103172	EXT	0.006	0.5	7.40	5	430	1	5	4.26	0.7	14	8	58	3.43	1.43	1.34	680	3	2.21	14	720	7	0.01	6	440	0.38	144	10	67	20
JM RC-15-05	8	10	103173	EXT	0.006	0.5	7.50	4	440	1	6	4.45	0.5	16	8	44	3.54	1.40	1.30	717	3	2.28	6	780	4	0.07	5	437	0.4	146	10	78	20
JM RC-15-05	10	12	103174	EXT	0.006	0.5	7.7	7	430	1	8	4.24	0.5	15	8	45	3.58	1.40	1.31	680	3	2.36	7	780	14	0.01	6	451	0.4	146	10	68	20
JM RC-15-05	12	14	103175	EXT	0.006	0.7	7.36	8	470	1	6	4.18	0.5	14	8	41	3.38	1.44	1.27	684	3	2.23	12	720	6	0.01	6	421	0.38	138	10	83	10
JM RC-15-05	14	16	103176	EXT	0.006	0.5	7.66	5	450	1	7	4.54	0.8	13	8	52	3.68	1.46	1.42	753	4	2.36	12	750	6	0.01	5	443	0.4	146	10	171	10
JM RC-15-05	16	18	103177	ORG	0.006	0.5	7.47	5	440	1	5	4.54	0.8	14	6	43	3.58	1.40	1.4	718	3	2.36	8	740	10	0.01	5	430	0.41	144	10	74	10
JM RC-15-05	18	20	103178	EXT	0.008	0.5	7.38	5	440	1	5	4.58	0.5	14	6	45	3.71	1.44	1.52	606	2	2.48	12	780	6	0.01	6	438	0.43	154	10	79	20
JM RC-15-05	20	22	103180	EXT	0.008	0.5	7.86	5	420	1	3	4.57	0.8	15	6	42	3.87	1.41	1.64	607	3	2.4	13	780	8	0.01	5	438	0.43	150	10	78	20
JM RC-15-05	22	24	103181	EXT	0.008	0.5	7.81	5	420	1	8	4.37	0.7	15	4	45	3.84	1.38	1.46	607	3	2.38	11	780	4	0.01	6	431	0.41	166	10	74	20
JM RC-15-05	24	26	103182	EXT	0.005	0.6	7.82	5	410	1	7	4.46	0.6	15	8	44	3.7	1.38	1.54	614	1	2.45	9	740	6	0.01	5	441	0.43	154	10	72	10
JM RC-15-05	26	28	103183	EXT	0.006	0.6	7.3	5	440	1	7	4.18	0.5	13	10	44	3.55	1.5	1.41	742	3	2.3	9	720	6	0.01	5	430	0.41	142	10	193	20
JM RC-15-05	28	30	103184	EXT	0.006	0.5	7.62	5	440	1	7	4.37	0.7	15	8	53	3.71	1.46	1.34	684	3	2.56	11	730	5	0.01	5	455	0.4	142	10	201	20
JM RC-15-05	30	32	103185	EXT	0.006	0.6	7.5	5	420	1	7	4.37	1	16	8	44	3.68	1.38	1.4	644	3	2.37	11	730	6	0.01	5	444	0.41	144	10	151	10
JM RC-15-05	32	34	103186	EXT	0.009	0.6	7.6	5	450	1.1	8	4.47	0.6	15	8	41	3.75	1.57	1.48	684	2	2.52	14	770	9	0.01	5	474	0.42	146	10	87	10
JM RC-15-05	34	36	103187	EXT	0.005	0.6	7	11	420	1	7	4.29	0.6	15	8	41	3.54	1.41	1.34	684	4	2.16	10	720	5	0.01	5	438	0.41	142	10	86	10
JM RC-15-05	36	38	103188	EXT	0.012	0.6	8.3	5	470	1.1	10	4.79	1.1	15	8	44	3.93	1.86	1.52	880	2	2.6	11	830	8	0.01	6	480	0.45	158	10	105	10
JM RC-15-05	38	40	103189	EXT	0.005	0.5	7.67	5	430	1	8	4.15	0.6	15	8	45	3.65	1.46	1.47	830	2	2.56	7	780	4	0.01	5	444	0.43	146	10	43	10
JM RC-15-05	40	42	103190	EXT	0.006	0.5	7.67	5	440	1	5	3.84	1	14	6	44	3.84	1.54	1.51	864	2	2.79	13	770	4	0.01	5	495	0.42	142	10	67	20
JM RC-15-05	42	44	103191	EXT	0.007	0.5	7.4	5	430	1	6	4.08	0.8	13	6	43	3.87	1.42	1.44	643	2	2.9	8	780	5	0.01	6	474	0.42	146	10	88	10
JM RC-15-05	44	46	103192	EXT	0.006	0.5	7.54	7	430	1	8	4.55	0.5	16	7	46	3.7	1.4	1.5	642	2	2.41	14	730	7	0.01	5	481	0.42	146	10	84	10

RDH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%
JM RC-15-05	46	48	103193	EXT	0.006	0.5	7.76	8	400	1	5	4.82	1	16	8	53	3.87	[illegible]
JM RC-15-05	48	50	103194	EXT	0.012	0.5	8.1	5	420	1	11	5.06	1.3	15	7	46	3.85	[illegible]
JM RC-15-05	50	52	103195	EXT	0.015	0.5	7.98	5	410	1	9	4.64	0.8	16	8	47	3.66	[illegible]
JM RC-15-05	52	54	103196	EXT	0.016	0.5	7.80	8	400	1	11	4.81	0.8	16	8	51	3.85	[illegible]
JM RC-15-05	54	56	103197	EXT	0.009	0.5	7.98	5	440	1	14	4.63	0.8	16	8	47	3.77	[illegible]
JM RC-15-05	56	58	103198	EXT	0.009	0.6	7.65	8	420	1	8	4.85	0.5	17	8	54	3.81	[illegible]
JM RC-15-05	58	60	103199	EXT	0.005	0.5	7.53	10	440	1	8	4.63	0.6	14	8	46	3.74	[illegible]
JM RC-15-05	60	62	103200	EXT	0.006	0.5	7.40	5	480	1	8	4.49	0.9	14	8	38	3.60	[illegible]
JM RC-15-05	62	64	103201	EXT	0.009	0.5	7.65	8	500	1	8	4.29	1.2	14	8	53	3.54	[illegible]
JM RC-15-05	64	66	103202	ORG	0.006	0.5	7.93	13	410	1	8	4.90	0.7	15	8	87	3.83	[illegible]
JM RC-15-05	66	68	103204	EXT	0.008	0.7	6.27	21	510	1.2	8	2.23	1.3	17	16	103	4.15	[illegible]
JM RC-15-05	68	70	103205	EXT	0.006	0.6	7.94	11	860	1.1	9	2.9	1.3	11	14	30	4.32	[illegible]
JM RC-15-05	70	72	103206	EXT	0.009	0.5	8.09	8	540	1	8	3.09	1.1	12	6	98	3.52	[illegible]
JM RC-15-05	72	74	103207	EXT	0.024	0.5	8.21	16	580	1	8	3.36	0.8	16	7	23	4.17	[illegible]
JM RC-15-05	74	76	103208	EXT	0.007	0.5	8.27	16	820	1	14	3.32	1.1	20	7	148	4.53	[illegible]
JM RC-15-05	76	78	103209	EXT	0.076	1	7.87	14	570	1.2	12	0.54	1.5	16	12	461	5.3	[illegible]
JM RC-15-05	78	80	103210	EXT	0.076	1.2	7.88	5	480	0.8	14	0.17	0.9	1	23	64	3.38	[illegible]
JM RC-15-05	80	82	103211	EXT	0.196	1.2	8.77	11	440	0.8	8	0.32	0.6	1	22	114	3.66	[illegible]
JM RC-15-05	82	84	103212	EXT	0.17	0.7	8.75	7	560	0.8	8	0.16	0.4	3	18	173	3.57	[illegible]
JM RC-15-05	84	86	103213	EXT	0.186	0.7	8.81	5	580	1.4	8	0.15	0.7	3	21	340	4.21	[illegible]
JM RC-15-05	86	88	103214	EXT	0.185	0.8	8.54	8	600	1.1	7	0.2	1	6	21	517	3.95	[illegible]
JM RC-15-05	88	90	103215	EXT	0.183	0.8	8.88	5	600	1	8	0.14	0.7	5	22	504	4.01	[illegible]
JM RC-15-05	90	92	103216	EXT	0.207	0.8	7.18	8	950	1.2	8	0.19	0.8	6	24	786	4.33	[illegible]
JM RC-15-05	92	94	103217	EXT	0.230	1.2	8.73	4	880	1.2	10	0.18	0.8	4	21	775	3.97	[illegible]
JM RC-15-05	94	96	103218	EXT	0.10	1.2	8.84	7	710	1.2	7	0.19	0.6	7	22	465	4.08	[illegible]
JM RC-15-05	96	98	103219	EXT	0.723	1	8.87	8	670	1.2	10	0.16	0.7	7	26	482	4.21	[illegible]
JM RC-15-05	98	100	103220	EXT	0.237	0.8	8.79	4	530	1.1	9	0.19	0.4	3	24	430	4.82	[illegible]
JM RC-15-05	100	102	103221	EXT	0.204	0.8	7.91	12	440	1.1	4	0.2	0.8	2	24	513	3.44	[illegible]
JM RC-15-05	102	104	103222	EXT	0.224	1	8.82	5	420	1.2	5	0.22	0.7	7	23	705	4.16	[illegible]

ROH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-15-06	260	262	103305	EXT	0.583	1.4	5.88	8	180	1.2	21	0.04	0.8	14	6	5010	4.3	2.3	1.08	244	41	0.07	8	340	8	3.35	5	118	0.15	40	10	88	20
JM RC-15-06	262	264	103306	ORG	0.540	1.7	6.03	10	220	1.2	17	0.03	1	16	7	4470	4.67	2.15	1.13	240	30	0.07	12	370	6	2.67	5	180	0.16	47	10	90	10
JM RC-15-06	264	266	103308	EXT	0.447	1	6.30	18	350	1.4	22	0.04	1	15	44	3180	5.04	1.91	1.6	311	30	0.06	22	430	8	2.08	5	60	0.24	108	10	118	10
JM RC-15-06	266	268	103309	EXT	0.52	1.1	6.89	7	230	1.6	24	0.05	0.8	16	31	3350	4.87	2.46	1.58	356	16	0.1	21	780	5	2.67	5	173	0.14	78	10	132	10
JM RC-15-06	268	270	103310	EXT	0.438	0.8	7.06	12	280	1.7	20	0.08	1.2	14	14	3280	3.87	2.63	1.3	329	47	0.1	11	840	12	2	5	328	0.14	66	10	114	10
JM RC-15-06	270	272	103311	EXT	0.404	1.1	6.23	11	130	1.6	23	0.11	1.1	16	4	3050	4.23	2.38	1.02	225	15	0.1	10	420	16	3.66	5	485	0.14	48	10	83	20
JM RC-15-06	272	274	103312	EXT	0.425	1.1	6.07	13	130	1.2	20	0.05	1	16	5	3610	3.98	2.44	0.98	180	27	0.08	8	460	13	3.45	5	208	0.13	58	10	72	10
JM RC-15-06	274	276	103313	EXT	0.525	1.5	5.85	8	230	1.3	18	0.04	0.7	14	8	4090	4.17	2.41	0.92	186	23	0.08	8	380	13	2.68	5	150	0.14	56	10	88	20
JM RC-15-06	276	278	103314	EXT	0.72	1.3	6.64	18	330	1.3	23	0.04	1.3	14	21	5130	4.62	2.38	1.78	271	20	0.08	16	350	8	1.48	5	94	0.25	104	10	98	10
JM RC-15-06	278	280	103315	EXT	0.9	0.9	7.12	11	250	1.7	24	0.08	1.4	16	40	4080	4.6	2.07	2.32	304	30	0.1	27	910	12	1.38	5	731	0.27	120	10	121	10
JM RC-15-06	280	282	103316	EXT	0.91	1.1	6.85	11	280	1.5	22	0.06	1.2	15	38	4570	4.31	2.12	2.28	281	22	0.08	25	720	8	1.37	5	562	0.25	110	10	110	10
JM RC-15-06	282	284	103317	EXT	0.523	1.1	5.51	10	370	1	17	0.04	0.5	13	15	4520	3.34	2.12	1.01	136	78	0.06	10	530	14	1.8	5	348	0.14	71	10	52	10
JM RC-15-06	284	286	103318	EXT	0.661	1.2	5.82	6	230	0.8	18	0.02	0.8	11	6	4600	3.29	2.41	0.8	136	30	0.08	7	340	16	2.2	5	118	0.12	60	10	57	10
JM RC-15-06	286	288	103319	EXT	0.578	1.2	6.58	10	120	1	21	0.04	1.1	11	5	3660	3.8	2.48	0.48	85	46	0.12	6	410	14	3.4	5	144	0.08	81	10	30	20
JM RC-15-06	288	290	103320	EXT	0.318	0.9	7.02	19	210	1.2	24	0.05	1	14	5	2790	3.61	2.94	0.83	146	124	0.14	5	370	20	2.88	5	188	0.08	48	10	95	10
JM RC-15-06	290	292	103321	EXT	0.304	0.6	7.62	8	630	1.4	24	0.05	1.3	12	4	2880	3.4	2.25	1.08	211	18	0.18	7	430	13	1.82	5	198	0.12	54	10	97	10
JM RC-15-06	292	294	103322	EXT	0.291	1.1	7.67	20	640	1.8	22	0.08	1.4	4	5	2850	3.38	2.37	1.1	221	34	0.17	7	450	15	1.33	5	213	0.14	58	10	57	10
JM RC-15-06	294	296	103323	EXT	0.288	3.4	7.52	13	580	1.5	22	0.05	2.1	11	4	2880	3.18	2.18	0.82	154	38	0.16	5	480	285	1.5	5	308	0.13	57	10	118	10
JM RC-15-06	296	298	103324	EXT	0.423	3.2	6.81	11	380	1.4	20	0.04	1.2	12	4	4310	3.45	2.27	0.85	186	87	0.15	7	400	60	1.78	5	178	0.13	53	10	48	10
JM RC-15-06	298	300	103325	EXT	0.534	1.3	6.6	8	340	1.4	20	0.03	1	15	4	6010	3.06	2.44	0.78	146	36	0.14	6	340	30	2.23	5	172	0.11	80	10	64	10
JM RC-15-06	300	302	103326	EXT	0.348	1.1	6.76	13	980	1.4	21	0.05	1.5	12	5	4650	3.64	2.34	0.88	130	125	0.14	7	380	10	1.68	5	180	0.13	58	10	48	10
JM RC-15-06	302	304	103327	ORG	0.378	1	6.42	13	210	1.2	24	0.1	1	16	25	3350	3.88	2.14	0.54	126	100	0.14	18	650	13	2.73	5	350	0.11	61	10	127	10
JM RC-15-06	304	306	103329	EXT	0.448	0.8	5.89	11	490	1.8	15	0.41	1.1	14	20	3870	3.98	2.34	0.88	146	75	0.1	13	530	18	1.6	5	344	0.18	65	10	88	10
JM RC-15-06	306	308	103330	EXT	0.321	0.6	5.73	7	530	1.4	18	0.06	0.6	9	16	3480	3.95	2.25	1.82	152	58	0.48	14	480	7	1.81	5	178	0.18	43	10	80	10
JM RC-15-06	308	310	103331	EXT	0.386	0.5	6.16	14	470	1.5	25	0.04	1.1	11	28	3700	4.17	2.27	1.38	188	38	0.08	19	618	3	1.8	5	148	0.17	60	10	122	10
JM RC-15-06	310	312	103332	EXT	0.438	1	5.82	5	410	1.2	23	0.04	0.8	14	19	3830	4.01	2.21	1.87	170	38	0.87	14	530	6	2.18	5	148	0.14	63	10	82	10
JM RC-15-06	312	314	103333	EXT	0.471	0.9	5.08	17	430	1.1	17	0.05	0.8	18	17	4730	3.75	2.34	1.81	146	48	0.08	12	618	7	2.1	5	208	0.15	48	10	83	10
JM RC-15-06	314	316	103334	EXT	0.388	1	5.95	17	470	1.2	18	0.05	0.8	15	34	3730	4.45	2.17	1.01	133	53	0.08	13	660	18	1.61	5	328	0.18	88	10	91	10
JM RC-15-06	316	318	103335	EXT	0.388	0.7	5.98	10	480	1.2	21	0.05	1.2	11	14	3880	4.28	2.28	1.16	148	33	0.07	16	430	11	1.28	5	348	0.18	64	10	86	10
JM RC-15-06	318	320	103336	EXT	0.485	0.7	5.33	22	60	0.8	20	0.15	1.2	38	18	4030	5.78	2.4	0.38	73	38	0.48	22	618	18	6.34	5	387	0.07	58	10	56	10
JM RC-15-06	320	322	103337	EXT	0.448	0.9	5.08	14	110	0.8	22	0.07	1	30	37	3040	4.75	2.62	0.45	90	54	0.08	17	790	15	4.57	5	385	0.08	65	10	65	10
JM RC-15-06	322	324	103338	EXT	0.511	1.1	5.46	9	170	1	20	0.08	0.9	21	16	3818	4.54	2.27	0.91	144	56	0.06	16	560	18	2.87	5	228	0.12	61	10	94	10
JM RC-15-06	324	326	103339	EXT	0.583	0.9	5.76	15	380	1.4	18	0.04	0.8	18	20	5880	4.5	2.24	1	152	47	0.07	15	518	6	1.88	5	238	0.17	66	10	117	10
JM RC-15-06	326	328	103340	EXT	0.388	1	5.38	7	420	1.1	17	0.04	0.8	15	14	4070	3.86	2.19	0.78	122	79	0.08	11	400	4	2.1	5	181	0.13	58	10	86	10
JM RC-15-06	328	330	103341	EXT	0.388	0.8	4.45	9	330	0.4	18	0.03	0.8	17	11	4050	3.18	1.82	0.51	65	48	0.08	9	340	4	2.45	5	158	0.11	48	10	33	10
JM RC-15-06	330	332	103342	EXT	0.409	0.5	4.8	11	40	0.7	22	0.04	1	40	12	2100	6.28	2.08	0.3	73	37	0.1	12	378	6	6.84	5	122	0.08	47	10	48	20
JM RC-15-06	332	334	103343	EXT	0.388	0.8	4.35	16	130	1.5	19	0.04	0.8	16	6	3300	3.98	2.17	0.87	90	73	0.12	18	480	18	3.36	5	220	0.1	51	10	76	10
JM RC-15-06	334	336	103344	ORG	0.342	0.8	6.48	16	430	1.6	22	0.05	1	14	7	3190	3.38	2.32	1	148	35	0.1	8	520	8	1.68	5	278	0.11	51	10	117	20
JM RC-15-06	336	338	103346	EXT	0.337	1	7.14	9	530	1.9	20	0.09	0.8	18	4	3280	3.21	2.37	1.82	164	48	0.12	7	720	11	1.58	5	526	0.11	48	10	108	10
JM RC-15-06	338	340	103347	EXT	0.374	0.8	7.1	12	580	1.6	21	0.05	1	14	4	3430	3.91	2.38	1.2	198	44	0.12	8	340	2	1.04	5	77	0.11	54	10	132	10
JM RC-15-06	340	342	103348	EXT	0.337	0.8	7.08	18	380	1.7	23	0.05	1.2	8	4	3140	3.4	2.46	1.38	213	43	0.13	4	330	8	1.62	5	98	0.11	51	10	138	10
JM RC-15-06	342	344	103349	EXT	0.424	1.4	6.14	20	290	1.4	19	0.13	1	11	5	4390	3.25	2.52	0.73	127	70	0.12	8	480	11	2.82	5	142	0.09	45	10	79	10
JM RC-15-06	344	346	103350	EXT	0.257	0.8	4.88	9	530	1.9	25	0.08	1	14	8	2720	3.71	2.48	0.86	186	28	0.16	7	660	6	1.6	5	161	0.11	52	10	144	10
JM RC-15-06	346	348	103351	EXT	0.288	0.8	7.56	8	520	2.1	22	0.11	1	14	4	2500	3.77	2.08	0.88	183	48	0.17	8	720	5	1.8	5	146	0.12	58	10	122	10
JM RC-15-06	348	350	103352	EXT	0.362	1.2	7.63	12	600	2.7	25	0.14	1.2	8	3	3580	3.58	2.5	1.3	286	38	0.18	18	640	15	1.8	5	148	0.1	52	10	348	10
JM RC-15-06	350	352	103353	EXT	0.286	0.8	7.3	8	178	1.4	24	0.08	1	22	4	2000	4.34	2.5	0.87	275	38	0.3	4	650	18	3.05	5	162	0.09	51	10	131	10
JM RC-15-06	352	354	103354	EXT	0.377	0.8	7.07	15	280	1.5	20	0.07	1	11	3	2650	3.67	2.34	1.13	340	45	0.18	3	580	6	2.57	5	122	0.08	48	10	143	20
JM RC-15-06	354	356	103355	EXT	0.374	1.4	6.17	7	138	1.1	14	0.1	0.6	17	4	3840	4.27	2.47	0.74	152	58	0.14	8	430	8	3.01	5	151	0.1	50	10	90	30
JM RC-15-06	356	358	103356	EXT	0.347	0.8	7.43	8	278	1.5	20	0.14	1.1	13	4	3230	3.67	2.48	1.04	211	16	0.16	8	530	13	2.28	5	168	0.12	51	10	138	10
JM RC-15-06	358	360	103357	EXT	0.508	1.1	7.5	13	540	1.5	27	0.08	1.4	12	4	3710	1.82	2.48	0.8	148	38	0.17	13	480	7	1.68	5	177	0.12	52	10	118	20
JM RC-15-06	360	362	103358	EXT	0.312	1.1	7.88	5	900	1.6	21	0.08	1.2	12	4	3150	3.33	2.42	0.76	128	127	0.21	15	620	8	1.68	5	174	0.13	58	10	128	10
JM RC-15-06	362	364	103359	EXT	0.188	1.5	6.83	128	110	1	27	0.08	1.2	14	6	3420	4.12	2.72	0.28	51	41	0.13	11	540	28	4.63	5	188	0.1	61	10	58	40
JM RC-15-06	364	366	103360	EXT	0.331	1	5.22	20	150	0.8	14	0.04	0.7	17	7	2810	3.11	2.83	0.18	46	52	0.1	12	418	14	3.16	5	334	0.1	45	10	64	20
JM RC-15-06	366	368	103361	EXT	0.44	0.8	5.75	11	190	0.8	16	0.05	0.6	15	5	3858	3.18	2.82	0.38	58	34	0.16	18	440	18	3.38	5	288	0.08	43	10	58	10
JM RC-15-06	368	370	103362	EXT	0.138	0.6	6.88	380	130	0.8	19	0.08	1.4	12	4	3450	3.38	2.4	0.3	37	52	0.21	6	640	32	3.71	10	287	0.11	56	10	48	40
JM RC-15-06	370	372	103363	EXT	0.114	0.5	6.68	319	180	0.5	18	0.08	1	10	4	2080	2.74	2.15	0.34	38	31	0.28	4	680	36	2.78	7	257	0.13	54	10	48	40
JM RC-15-06	372	374	103364	EXT	0.184	1	7.23	481	120	0.6	20	0.07	0.5	14	4	2540	3.72	2.75	0.28	37	26	0.2	7	780	38	4.08	7	318	0.17	54	10	38	30
JM RC-15-06	374	376	103365	ORG	0.286	0.7	7.58	319	170	0.5	15	0.08	1.1	12	6	3410	3.21	2.37	0.4	47	22	0.18	4	620	37	3.01	6	230	0.14	58	10	65	30
JM RC-15-06	376	378	103367	EXT	0.172	0.7	6.6	188	150	0.5	18	0.05	1	10	5	3100	3.29	2.4	0.34	50	40	0.18	5	540	37	3.36	6	208	0.11	54	10	47	20
JM RC-15-06	378	380	103368	EXT	0.173	0.9	7.4	158	150	0.8	18	0.07	0.8	13	4	3218	3.28	2.45	0.42	46	36	0.29	6	660	27	3.44	5	271	0.16	63	10	61	40
JM RC-15-06	380	382	103369	EXT	0.091	7.9	7.8	617	130	0.7	25	0.11	2.8	12	5	2730	3.45	2.53	0.2	43	36	0.34	6	1160	64	3.88	20	487	0.13	58	10	73	40
JM RC-15-06	382	384	103370	EXT	0.231	0.9	6.36	78	178	0.8	22	0.12	1.8	12	6	3430	3.82	2.36	0.23	37	46	0.27	7	1480	50	3.19	5	487	0.12	58	10	57	20
JM RC-15-06	384	386	103371	EXT	0.28	0.6	6.66	48	180	1	24	0.07	1.8	11	5	2790	2.74	2.45	0.28	47	21	0.28	6	840	26	2.74	5	383	0.12	58	10	63	30
JM RC-15-06	386	388	103372	EXT	0.148	0.5	7.56	28	150	0.7	21	0.07	1.2	11	5	2420	3.13	2.52	0.27	38	38	0.25	8	780	22	3.28	5	385	0.11	57	10	68	40
JM RC-15-06	388	390	103373	EXT	0.191	0.5	6.31	83	140	0.8	24	0.07	1.3	14	4	2280	3.48	2.08	0.28	42	40	0.27	7	720	23	3.62	5	282	0.14	58	10	48	30
JM RC-15-06	390	392	103374	EXT	0.298	0.7	6.06	28	120	0.8	27	0.08	1.2	12	5	2610	3.54	2.38	0.33	38	28	0.28	7	1080	18	3.8	5	478	0.11	57	10	47	40
JM RC-15-06	392	394	103375	EXT	0.223	0.8	7.06	160	120	0.9	23	0.08	1.1	13	4	3080	3.58	2.57	0.32	43	62	0.28	5	918	38	3.08	5	424	0.12	61	10	58	30
JM RC-15-06	394	396	103376	EXT	0.28	0.8	6.11	23	130	0.6	22	0.08	2.7	11	5	2740	3.38	2.98	0.28	34	98	0.3	4	918	57	3.66	5	438	0.11	58	10	76	30
JM RC-15-06	396	398	103377	EXT	0.44	0.8	6.03	6	140	0.8	22	0.08	0.8	12	8	4050	3.58	2.72	0.47	60	48	0.31	10	828	47	3.47	5	387	0.11	60	10	79	20
JM RC-15-06	398	400	103378	EXT	0.275	0.6	7.68	7	230	1	20	0.08	1.1	12	4	2730	3.01	2.46	0.61	64	45	0.28	8	770	43	2.75	5	338	0.08	57	10	66	10
JM RC-15-06	400	402	103379	EXT	0.244	0.8	7.95	4	250	1	22	0.07	1	11	4	2300	3.21	2.51	0.61	63	127	0.23	8	730	31	2.3	5	319	0.1	58	10	112	20
JM RC-15-06	402	404	103380	EXT	0.236	0.8	6.08	11	210	1	20	0.07	1.3	11	4	2440	2.91	2.81	0.68	56	211	0.24	8	720	28	2.73	6	358	0.11	54	10	76	20
JM RC-15-06	404	406	103381	EXT	0.414	1	7.18	40	110	0.7	19	0.11	1.3	13	5	4300	4.13	2.74	0.41	48	38	0.21	8	860	24	4.54	5	332	0.1	61	10	80	80
JM RC-15-06	406	408	103382	ORG	0.401	1.3	7.68	5	180	1	16	0.08	1.2	13	4	4140	3.5	2.88	0.57	52	118	0.2	8	820	28	3.47	5	307	0.1	61	10	81	20
JM RC-15-06	408	410	103384	EXT	0.371	0.7	7.48	5	218	1	25	0.07	1.2	12	4	3038	3.7	2.56	0.76	66	32	0.16	8	750	27	2.78	5	383	0.11	54	10	67	20
JM RC-15-06	410	412	103385	EXT	0.378	1.1	6.78	6	140	1	21	0.07	0.8	11	5	3710	3.63	2.71	0.53	75	62	0.17	8	700	21	3.58	5	368	0.08	54	10	70	30
JM RC-15-06	412	414	103386	EXT	0.414	0.8	6.83	5	100	0.8	20	0.07	0.8	12	8	2520	4.32	2.8	0.41	58	17	0.17	8	480	23	4.58	5	535	0.07	57	10	51	20
JM RC-15-06	414	416	103387	EXT	0.282	0.8	7.17	18	140	0.9	23	0.06	1.2	13	5	3220	3.75	2.58	0.47	50	28	0.17	8	620	18	3.8	5	618	0.08	56	10	52	10
JM RC-15-06	416	418	103388	EXT	0.334	1	7.34	5	140	1	28	0.08	1	18	5	3380	4.02	2.78	0.51	75	28	0.14	18	678	24	3.77	5	288	0.09	62	10	81	18
JM RC-15-06	418	420	103389	EXT	0.43	1	6.63	5	180	0.8	21	0.04	1.1	12	6	3600	4.22	1.88	0.77	133	18	0.16	8	430	18	3.48	5	148	0.08	58	10	182	20
JM RC-15-06	420	422	103390	EXT	0.445	1.4	6.14	8	118	0.8	19	0.04	1.1	15	7	4580	4.02	2.45	0.48	88	25	0.15	10	430	19	4	5	143	0.07	53	10	78	20
JM RC-15-06	422	424	103391	EXT	0.222	0.8	6.47	14	120	0.7	17	0.04	0.9	11	7	2010	4.22	2.62	0.56	102	16	0.19	18	420	26	4.13	6	156	0.08	58	10	81	20
JM RC-15-06	424	426	103392	EXT	0.222	0.5	7.1	8	180	0.8	18	0.08	0.7	11	6	2120	4.05	2.72	0.7	92	30	0.18	10	480	20	3.67	6	188	0.08	56	10	86	10
JM RC-15-06	426	428	103393	EXT	0.31	0.6	7.23	5	140	1	21	0.04	1	12	4	2750	4.28	2.78	0.68	100	26	0.2	12	440	20	3.63	6	170	0.1	61	10	83	10
JM RC-15-06	428	430	103394	EXT	0.328	0.8	6.82	28	180	0.7	20	0.03	1.2	14	4	3710	3.51	2.74	0.34	57	28	0.19	6	330	18	3.31	6	125	0.09	50	10	192	30
JM RC-15-06	430	432	103395	EXT	0.478	0.9	7.61	18	220	0.8	21	0.04	1	12	4	4200	2.83	2.48	0.24	43	17	0.33	7	380	32	2.77	5	182	0.11	48	10	27	20
JM RC-15-06	432	434	103396	EXT	0.508	1	7.43	10	150	0.8	21	0.06	0.7	15	6	4500	3.72	2.78	0.35	45	12	0.22	11	560	36	3.8	6	241	0.1	56	10	32	20
JM RC-15-06	434	436	103397	EXT	0.288	0.6	7.58	5	110	1	25	0.07	1	15	4	3300	4.35	2.54	0.36	48	8	0.24	11	710	38	4.76	5	277	0.08	58	10	46	30
JM RC-15-06	436	438	103398	EXT	0.343	0.6	7.45	5	170	0.8	22	0.04	1.2	18	4	3180	3.34	2.66	0.35	62	17	0.2	11	470	22	3.03	6	148	0.11	82	10	48	20
JM RC-15-06	438	440	103399	EXT	0.322	0.8	7.15	53	130	0.8	23	0.06	1.8	15	4	2790	3.54	2.54	0.24	48	14	0.21	7	440	27	3.08	5	184	0.1	92	10	198	30
JM RC-16-06	0	2	103400	EXT	0.088	0.5	7.95	36	800	0.5	30	0.18	1.1	2	10	100	3.13	2.01	0.18	83	18	0.25	1	810	134	0.31	5	287	0.25	118	10	86	40
JM RC-16-06	2	4	103401	ORG	0.114	0.8	7.94	31	920	0.5	21	0.15	0.8	3	18	428	3.21	2.34	0.16	48	18	0.22	3	780	136	0.88	5	385	0.2	106	10	46	20
JM RC-16-06	4	6	103403	EXT	0.033	0.8	10.15	27	580	0.4	25	0.26	1.1	5	15	227	3.24	2.14	0.28	64	7	0.27	8	830	42	0.27	5	217	0.41	156	10	60	10
JM RC-16-06	6	8	103404	EXT	0.008	0.5	9.63	34	1000	2.4	28	0.56	1.1	15	8	1145	4.79	1.87	1.24	656	2	0.82	27	540	161	0.12	5	148	0.42	158	10	234	10
JM RC-16-06	8	10	103405	EXT	0.006	0.4	4.38	32	720	2	17	0.73	2	62	8	4410	3.95	1.66	1.52	1795	3	1.23	53	620	14	0.06	5	228	0.4	148	10	328	30
JM RC-16-06	10	12	103406	EXT	0.005	0.5	7.22	33	450	1.3	15	2.58	1.5	18	7	134	3.14	1.31	1.81	758	2	1.72	18	660	18	0.01	5	240	0.38	122	10	128	10
JM RC-16-06	12	14	103407	EXT	0.008	0.5	8.42	34	460	1.7	29	1.98	0.8	21	6	64	4.86	1.6	1.6	646	2	2.12	17	780	4	0.01	5	317	0.43	147	10	121	10
JM RC-16-06	14	16	103408	EXT	0.011	0.5	8.27	34	460	1.3	25	3.34	0.8	17	8	42	3.83	1.38	1.62	742	2	2.19	13	730	8	0.01	5	387	0.41	144	10	118	10
JM RC-16-06	16	18	103409	EXT	0.005	0.5	7.72	33	380	1.2	25	2.46	0.8	14	6	48	4.22	1.18	1.5	1008	3	1.81	12	790	5	0.01	5	875	0.4	142	10	171	10
JM RC-16-06	18	20	103410	EXT	0.005	0.5	8.16	34	350	1.2	23	4.1	0.9	16	6	41	3.73	0.78	1.88	803	1	2.22	15	800	2	0.01	5	827	0.44	150	10	104	10
JM RC-16-06	20	22	103411	EXT	0.006	0.5	8.77	40	580	1.4	25	1.86	1.1	16	6	77	4.38	1.75	1.64	563	1	1.81	25	880	14	0.01	6	258	0.44	152	10	117	10
JM RC-16-06	22	24	103412	EXT	0.005	0.5	8.1	32	480	1.3	20	3.28	0.8	16	4	37	3.81	1.14	1.64	788	1	2	22	790	9	0.01	5	294	0.41	144	10	112	10
JM RC-16-06	24	26	103413	EXT	0.008	0.5	8.28	42	430	1.8	22	2.43	2	36	9	3120	3.88	1.08	2.02	1500	2	1.9	48	770	24	0.01	6	287	0.42	144	10	358	20
JM RC-16-06	26	28	103414	EXT	0.085	0.5	8.65	18	850	2	27	1.12	1.7	22	4	1200	5.8	0.88	1.25	686	1	0.96	38	560	33	0.64	5	253	0.38	138	10	334	10
JM RC-16-06	28	30	103415	EXT	0.006	0.5	10.25	38	630	1.8	20	0.81	0.8	7	4	783	2.68	1.18	0.8	182	7	0.84	18	660	771	2.08	5	188	0.38	142	10	103	10
JM RC-16-06	30	32	103416	EXT	0.012	0.5	10.45	48	610	1.8	25	0.27	0.8	3	5	273	2.73	1.72	0.17	30	5	0.78	13	840	82	1.88	5	171	0.43	161	10	26	10
JM RC-16-06	32	34	103417	EXT	0.038	0.5	6.86	42	340	0.5	23	1.08	0.8	2	14	175	4.54	1.43	0.11	45	7	0.32	6	870	81	1.08	5	287	0.33	136	10	41	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-16-05	34	36	103418	EXT	0.070	1.4	7.46	38	400	0.5	21	0.31	0.8	5	18	62	2.41	1.94	0.08	32	11	0.27	2	820	288	0.51	5	572	0.16	123	10	34	20
JM RC-16-05	36	38	103419	EXT	0.073	1	7.08	36	450	0.5	20	0.12	0.6	1	19	41	2.54	1.60	0.08	28	15	0.25	3	880	313	0.28	5	545	0.16	131	10	40	10
JM RC-16-05	38	40	103420	EXT	0.070	0.7	7.38	38	440	0.5	22	0.12	0.8	4	14	42	3.00	1.5	0.09	30	28	0.28	1	1000	408	0.36	5	531	0.14	125	10	66	10
JM RC-16-05	40	42	103421	ORG	0.071	0.8	7.00	29	480	0.5	21	0.12	0.7	1	21	25	3.10	1.8	0.1	28	11	0.3	2	800	237	0.21	5	382	0.16	138	10	40	10
JM RC-16-05	42	44	103423	EXT	0.095	1.2	7.50	27	400	0.5	23	0.11	0.8	1	25	27	3.50	1.8	0.11	31	12	0.22	1	820	195	0.2	5	308	0.14	138	10	53	10
JM RC-16-05	44	46	103424	EXT	0.080	1.2	6.31	18	380	0.5	23	0.12	0.9	2	29	28	3.40	1.43	0.12	32	14	0.24	3	840	134	0.21	5	288	0.15	158	10	63	30
JM RC-16-05	46	48	103425	EXT	0.077	0.9	6.82	25	380	0.5	25	0.11	1	2	28	28	3.37	1.60	0.11	38	12	0.23	1	830	179	0.18	5	305	0.16	144	10	48	20
JM RC-16-05	48	50	103426	EXT	0.107	1	7.75	25	600	0.5	16	0.12	0.9	1	23	35	3.77	2.03	0.11	32	14	0.18	1	840	128	0.2	5	288	0.18	135	10	41	20
JM RC-16-05	50	52	103427	EXT	0.081	0.9	7.42	17	570	0.5	8	0.13	0.8	1	25	42	3.93	1.80	0.13	34	18	0.16	5	740	128	0.28	5	281	0.17	112	10	31	10
JM RC-16-05	52	54	103428	EXT	0.107	0.8	6.73	12	540	0.5	8	0.11	1.1	2	25	57	3.50	1.72	0.12	35	18	0.13	11	880	74	0.31	5	197	0.17	104	10	34	20
JM RC-16-05	54	56	103429	EXT	0.084	0.9	8.4	18	480	0.5	6	0.1	1	1	30	45	3.54	1.04	0.08	31	15	0.12	18	480	104	0.26	5	218	0.15	98	10	18	10
JM RC-16-05	56	58	103430	EXT	0.087	0.7	7.58	32	910	0.5	8	0.12	0.9	1	18	53	4.03	1.60	0.08	28	23	0.23	1	840	221	0.31	5	348	0.14	128	10	28	10
JM RC-16-05	58	60	103431	EXT	0.142	1.0	7.13	37	170	0.5	7	0.12	0.6	2	21	75	3.5	1.54	0.06	24	30	0.31	6	880	211	1.07	5	385	0.4	156	10	13	30
JM RC-16-05	60	62	103432	EXT	0.276	1.4	7.01	26	630	0.5	8	0.1	1	1	14	44	2.08	2.33	0.1	22	22	0.08	3	818	74	0.36	4	384	0.23	113	10	8	10
JM RC-16-05	62	64	103433	EXT	0.341	0.7	7.1	15	670	0.5	9	0.1	1	2	33	51	1.04	2.28	0.12	23	22	0.08	20	740	10	0.38	5	320	0.12	61	10	8	10
JM RC-16-05	64	66	103434	EXT	0.438	0.6	7.42	14	710	0.5	7	0.12	1.1	1	27	52	2.01	2.50	0.16	27	24	0.08	16	800	61	0.4	5	312	0.14	62	10	10	10
JM RC-16-05	66	68	103435	EXT	0.372	1.2	6.48	10	570	0.5	7	0.08	0.4	1	25	57	2.70	2.37	0.11	28	34	0.08	14	678	72	0.42	5	343	0.11	74	10	8	30
JM RC-16-05	68	70	103436	EXT	0.061	1.6	6.65	21	670	0.5	6	0.1	0.7	2	11	87	2.52	2.00	0.12	28	37	0.08	4	780	81	0.3	5	288	0.09	73	10	11	10
JM RC-16-05	70	72	103437	ORG	0.411	0.4	7.21	16	650	0.5	6	0.1	0.5	2	17	45	2.19	2.01	0.14	38	58	0.1	13	856	83	0.48	5	404	0.11	77	10	13	20
JM RC-16-05	72	74	103439	EXT	0.27	0.6	6.67	17	580	0.5	6	0.08	0.7	2	28	32	2.47	2.28	0.13	35	45	0.1	16	750	111	0.38	5	384	0.11	74	10	14	20
JM RC-16-05	74	76	103440	EXT	0.244	0.7	7.37	14	680	0.5	7	0.1	0.8	2	3	31	1.62	2.84	0.14	30	36	0.1	3	850	83	0.26	5	337	0.12	68	10	17	10
JM RC-16-05	76	78	103441	EXT	0.235	0.4	7.08	14	780	0.5	8	0.1	0.7	2	28	37	1.00	2.01	0.15	28	36	0.11	18	880	58	0.44	5	407	0.14	71	10	17	50
JM RC-16-05	78	80	103442	EXT	0.279	1.4	7.17	33	720	0.5	7	0.11	1	1	7	163	2.07	2.83	0.14	34	57	0.1	1	820	85	0.81	5	348	0.11	68	10	8	30
JM RC-16-05	80	82	103443	EXT	0.344	0.9	7.21	18	710	0.5	4	0.1	0.9	1	10	31	1.7	2.00	0.14	36	43	0.11	7	820	118	0.86	5	352	0.13	78	10	12	40
JM RC-16-05	82	84	103444	EXT	0.207	0.5	7.75	14	740	0.5	3	0.1	1	2	5	27	0.81	2.8	0.15	38	22	0.11	2	870	84	0.47	5	358	0.15	73	10	8	10
JM RC-16-05	84	86	103445	EXT	0.189	0.5	7.68	30	800	0.5	5	0.1	0.7	1	5	25	0.00	2.67	0.14	28	38	0.12	3	820	55	0.48	5	351	0.14	68	10	7	10
JM RC-16-05	86	88	103446	EXT	0.172	0.5	7.48	13	780	0.5	6	0.11	0.8	1	28	38	1.38	2.28	0.13	30	29	0.12	15	850	81	0.46	5	335	0.14	68	10	7	10
JM RC-16-05	88	90	103447	EXT	0.199	0.5	7.08	28	640	0.5	7	0.1	1	1	4	28	1.06	2.01	0.11	18	31	0.12	1	840	100	0.44	5	322	0.12	74	10	7	10
JM RC-16-05	90	92	103448	EXT	0.138	0.5	7.88	15	730	0.5	8	0.08	0.6	2	8	28	1.72	2.7	0.08	18	32	0.15	5	880	47	0.57	5	444	0.12	68	10	8	10
JM RC-16-05	92	94	103449	EXT	0.12	0.4	6.67	21	780	0.5	8	0.11	0.8	2	54	27	2.01	2.78	0.08	29	46	0.14	33	920	41	0.67	5	343	0.11	67	10	10	20
JM RC-16-05	94	96	103450	EXT	0.218	0.4	7.1	24	480	0.5	9	0.11	1	1	5	32	2.00	2.44	0.08	21	41	0.14	1	840	48	0.58	5	330	0.11	78	10	7	40
JM RC-16-05	96	98	103451	EXT	0.217	0.7	6.81	27	610	0.5	8	0.08	1	1	7	34	1.2	2.58	0.1	25	33	0.14	4	860	42	0.56	5	238	0.11	54	10	7	40
JM RC-16-05	98	100	103452	EXT	0.080	0.7	6.95	20	880	0.5	7	0.11	1	1	4	25	1.38	2.87	0.14	19	29	0.18	3	1030	47	0.65	5	361	0.16	78	10	7	20
JM RC-16-05	100	102	103453	EXT	0.181	0.7	7.22	26	880	0.5	4	0.11	0.8	1	8	24	1.54	2.07	0.12	28	27	0.13	4	840	40	0.46	5	325	0.12	62	10	8	20
JM RC-16-05	102	104	103454	ORG	0.274	0.4	7.16	27	740	0.5	5	0.1	0.9	2	50	27	1.18	2.58	0.13	28	18	0.14	18	770	70	0.48	5	247	0.14	64	10	11	20
JM RC-16-05	104	106	103456	EXT	0.184	0.7	7.67	13	680	0.5	7	0.11	0.8	3	48	31	1.16	2.78	0.14	21	18	0.18	37	880	53	0.38	5	274	0.14	68	10	12	10
JM RC-16-05	106	108	103457	EXT	0.252	0.7	7.18	11	720	0.5	6	0.1	1	1	38	28	1.08	2.01	0.12	18	12	0.18	23	840	48	0.26	5	282	0.15	64	10	10	10
JM RC-16-05	108	110	103458	EXT	0.288	0.8	7.31	16	740	0.5	7	0.11	0.9	2	58	20	1.33	2.18	0.11	30	33	0.18	33	880	78	0.35	5	282	0.12	63	10	12	10
JM RC-16-05	110	112	103459	EXT	0.181	0.5	6.51	25	650	0.5	2	0.08	0.8	2	23	38	1.33	2.58	0.11	28	37	0.15	14	840	68	0.3	5	248	0.12	58	10	10	40
JM RC-16-05	112	114	103460	EXT	0.226	0.5	7.14	26	720	0.5	8	0.1	0.6	2	18	28	2.04	2.34	0.12	23	48	0.18	11	880	63	0.34	5	283	0.13	68	10	10	10
JM RC-16-05	114	116	103461	EXT	0.18	0.5	6.60	23	630	0.5	7	0.08	0.6	1	14	23	3.34	2.48	0.12	18	147	0.21	6	780	33	0.54	5	274	0.1	68	10	8	20
JM RC-16-05	116	118	103462	EXT	0.233	0.5	7.08	25	690	0.5	3	0.08	1.3	1	14	27	2.48	2.28	0.12	28	47	0.2	5	820	44	0.81	5	332	0.13	68	10	9	10
JM RC-16-05	118	120	103463	EXT	0.281	0.7	7.11	11	650	0.5	2	0.08	0.6	1	6	43	2.18	2.2	0.15	21	48	0.21	2	770	28	0.84	5	465	0.12	43	10	7	30
JM RC-16-05	120	122	103464	EXT	0.243	0.6	7.47	21	730	0.5	7	0.1	0.8	1	4	50	3.8	2.2	0.18	27	127	0.22	1	820	38	0.8	5	480	0.11	75	10	8	30
JM RC-16-05	122	124	103465	EXT	0.196	0.8	7.61	15	680	0.5	5	0.11	1	2	4	98	2.18	2.17	0.15	29	60	0.24	1	840	42	0.48	5	338	0.12	48	10	6	30
JM RC-16-05	124	126	103466	EXT	0.312	1	7.34	5	680	0.5	7	0.1	0.7	1	5	73	1.63	2.24	0.16	27	33	0.23	3	770	27	0.48	5	310	0.13	61	10	6	30
JM RC-16-05	126	128	103467	EXT	0.301	0.5	7.6	23	700	0.5	4	0.11	1	2	5	38	4.14	2.18	0.15	25	73	0.22	1	840	48	0.4	5	284	0.13	62	10	11	10
JM RC-16-05	128	130	103468	EXT	0.321	0.6	7.4	10	770	0.5	7	0.08	1	2	6	1015	2.32	2.17	0.17	26	61	0.2	2	678	32	0.88	5	340	0.13	67	10	10	10
JM RC-16-05	130	132	103469	EXT	0.496	0.7	7.44	16	710	0.5	7	0.07	0.5	2	8	3050	3.57	2	0.18	38	58	0.17	4	720	19	1.03	5	351	0.12	60	10	7	10
JM RC-16-05	132	134	103470	EXT	0.417	0.5	6.67	17	680	0.5	7	0.1	1.1	1	5	70	6.34	1.84	0.18	34	78	0.18	1	880	32	0.23	5	383	0.11	75	10	9	10
JM RC-16-05	134	136	103471	EXT	0.338	2.4	7.38	140	[illegible]	0.5	6	0.08	0.6	6	4	3000	4.08	1.08	0.1	23	43	0.22	4	720	37	4.38	7	320	0.08	53	10	2	70
JM RC-16-05	136	138	103472	EXT	0.54	1.3	7.75	53	140	0.5	7	0.09	1.1	4	3	2280	3.93	2.14	0.74	22	44	0.25	3	750	15	2.38	5	388	0.1	66	10	5	30
JM RC-16-05	138	140	103473	EXT	0.322	0.6	6.79	18	160	0.5	5	0.07	1	5	4	2380	3.67	2.05	0.13	73	74	0.22	1	700	19	2.24	5	353	0.1	57	10	5	10
JM RC-16-05	140	142	103474	EXT	0.450	0.8	6.94	29	120	0.5	7	0.08	1.1	8	3	7100	3.14	2.22	0.11	25	34	0.18	5	830	21	3.32	5	382	0.11	62	10	7	10
JM RC-16-05	142	144	103475	EXT	0.381	1.3	7.54	164	110	0.5	7	0.07	0.5	8	3	3470	2.91	3.32	0.11	22	27	0.27	3	810	22	3.5	5	386	0.11	58	10	6	30
JM RC-16-05	144	146	103476	EXT	0.388	0.5	6.15	17	210	0.6	6	0.08	1.1	6	4	856	2.08	2.24	0.17	21	21	0.27	4	730	25	2.08	5	441	0.12	67	10	11	10
JM RC-16-05	146	148	103477	ORG	0.27	0.5	6.07	9	180	0.5	5	0.07	1.1	7	3	2640	3.22	3.11	0.18	27	84	0.23	2	740	22	2.48	5	443	0.12	57	10	6	10
JM RC-16-05	148	150	103479	EXT	0.262	0.5	6.02	15	220	0.5	4	0.07	1.1	10	3	4020	2.40	1.64	0.18	21	28	0.18	2	730	10	1.72	5	410	0.14	50	10	2	10
JM RC-16-05	150	152	103480	EXT	0.38	0.7	6.14	7	180	0.5	5	0.08	1.1	10	3	5810	3.14	2.04	0.18	73	32	0.18	4	780	25	2.18	5	405	0.14	54	10	7	10
JM RC-16-05	152	154	103481	EXT	0.275	0.7	7.57	10	168	0.5	3	0.08	0.8	7	3	3630	3.83	1.8	0.15	25	75	0.17	3	790	25	2.19	5	353	0.13	67	10	9	10
JM RC-16-05	154	156	103482	EXT	0.314	1.2	7.41	7	290	0.5	4	0.08	1	4	4	2940	3.32	2.08	0.15	24	110	0.18	4	790	25	1.44	5	315	0.11	60	10	6	10
JM RC-16-05	156	158	103483	EXT	0.251	1	7.08	18	480	0.5	8	0.11	1.3	4	3	1775	3.84	2.16	0.13	23	116	0.2	2	980	57	1.43	5	382	0.12	88	10	8	10
JM RC-16-05	158	160	103484	EXT	0.374	0.7	7.29	20	440	0.6	5	0.11	1	2	3	306	2.46	2.34	0.15	24	39	0.21	3	880	48	0.58	5	377	0.12	61	10	10	10
JM RC-16-05	160	162	103485	EXT	0.340	0.4	7.98	15	640	0.5	8	0.1	1.2	2	3	279	1.62	2.01	0.11	24	23	0.23	3	880	51	0.48	5	308	0.12	61	10	8	10
JM RC-16-05	162	164	103486	EXT	0.2	2	6.97	14	570	0.5	8	0.1	1.1	4	3	1415	2.71	1.95	0.12	28	58	0.21	2	620	38	1.34	5	287	0.08	60	10	7	10
JM RC-16-05	164	166	103487	EXT	0.279	1.2	7.04	18	670	0.5	7	0.08	1	2	3	398	2.13	2.18	0.14	28	28	0.21	3	770	57	0.56	5	226	0.12	60	10	8	10
JM RC-16-05	166	168	103488	EXT	0.240	0.9	7.57	18	680	0.5	7	0.11	0.8	1	3	379	1.25	2.15	0.13	23	13	0.28	7	1030	98	0.78	5	316	0.13	67	10	7	10
JM RC-16-05	168	170	103489	EXT	0.300	0.8	7.48	22	670	0.5	7	0.11	0.8	2	5	129	2.28	2.28	0.14	25	73	0.25	4	920	58	0.61	5	287	0.12	68	10	8	10
JM RC-16-05	170	172	103490	EXT	0.310	0.8	7.86	31	640	0.6	6	0.14	0.8	1	3	184	3.04	2.11	0.18	28	27	0.24	1	1170	74	0.65	5	344	0.12	68	10	13	10
JM RC-16-05	172	174	103491	EXT	0.343	0.5	7.88	30	680	0.7	6	0.16	0.9	1	3	272	5.31	2.08	0.21	28	33	0.24	1	1180	47	0.82	5	313	0.12	73	10	13	10
JM RC-16-05	174	176	103492	EXT	0.32	1	6.08	23	530	0.5	6	0.11	1.2	3	3	2130	3.31	1.98	0.21	22	33	0.24	3	950	58	1.42	5	288	0.12	68	10	9	10
JM RC-16-05	176	178	103493	EXT	0.2	0.7	7.78	15	310	0.5	6	0.11	1.1	3	2	1508	3.83	2.11	0.21	21	54	0.22	1	940	38	1.34	5	253	0.12	79	10	11	10
JM RC-16-05	178	180	103494	EXT	0.343	1	7.28	25	380	0.5	6	0.08	1.2	4	3	1375	2.40	1.98	0.19	21	28	0.2	4	880	34	1.27	5	200	0.13	61	10	24	10
JM RC-16-05	180	182	103495	EXT	0.274	0.8	7.22	29	190	0.5	7	0.07	1	4	3	1815	2.81	1.78	0.17	28	38	0.19	4	580	27	2.04	5	190	0.12	68	10	24	10
JM RC-16-05	182	184	103496	EXT	0.300	1.1	7.16	28	130	0.5	9	0.08	0.8	5	3	3400	3.80	1.9	0.17	23	34	0.28	3	880	28	2.05	5	201	0.1	68	10	21	10
JM RC-16-05	184	186	103497	ORG	0.758	0.5	7.8	31	710	0.6	6	0.13	1.9	3	28	543	4.78	1.93	0.31	38	25	0.24	16	1180	38	0.83	5	282	0.12	63	10	24	10
JM RC-16-05	186	188	103499	EXT	0.271	0.5	6.80	18	390	0.5	7	0.1	1.3	3	3	601	3.82	2.22	0.27	37	38	0.28	3	420	13	1.28	5	213	0.16	68	10	40	10
JM RC-16-05	188	190	103500	EXT	0.23	0.5	7.73	14	570	0.5	7	0.11	1.2	4	6	1980	3.31	1.72	0.37	28	42	0.25	5	840	28	1.35	5	241	0.15	68	10	52	10
JM RC-16-05	190	192	103501	EXT	0.180	0.6	7.7	14	180	0.5	6	0.1	1	7	3	3400	2.80	2.13	0.37	27	34	0.33	5	830	22	2.17	5	251	0.11	64	10	36	10
JM RC-16-05	192	194	103502	EXT	0.317	1.2	6.52	23	110	0.5	5	0.06	1	7	3	3090	3.79	2.2	0.2	34	62	0.34	3	880	18	3.48	5	242	0.11	61	10	18	10
JM RC-16-05	194	196	103503	EXT	0.303	1.6	7.11	158	100	0.5	7	0.08	1.1	7	3	3440	3.04	2.24	0.16	28	31	0.27	4	860	28	3.05	5	301	0.11	63	10	14	80
JM RC-16-05	196	198	103504	EXT	0.143	0.8	7.34	38	140	0.6	7	0.09	0.6	5	4	1780	3.30	2.15	0.15	38	31	0.3	3	800	78	3.38	5	218	0.1	61	10	14	40
JM RC-16-05	198	200	103505	EXT	0.325	0.5	6.64	18	540	0.6	5	0.08	1.2	7	3	3730	2.53	2.18	0.31	28	38	0.22	4	670	33	1.05	5	218	0.14	58	10	47	10
JM RC-16-05	200	202	103506	EXT	0.475	2.3	7.36	211	120	0.5	6	0.07	1	12	5	7880	3.72	2.33	0.2	43	34	0.18	5	520	23	3.05	5	224	0.1	56	10	178	130
JM RC-16-05	202	204	103507	EXT	0.442	1.5	7.98	108	40	0.5	8	0.12	1	12	4	7100	4.31	2.42	0.18	38	60	0.27	4	880	62	5.01	5	344	0.11	62	10	34	110
JM RC-16-05	204	206	103508	EXT	0.325	0.9	7.51	35	80	0.8	3	0.08	1.1	8	4	4180	4.01	2.17	0.18	28	38	0.28	4	800	58	4.75	5	311	0.1	62	10	30	40
JM RC-16-05	206	208	103509	EXT	0.107	0.4	7.38	46	120	0.5	7	0.08	1.3	8	3	2440	3.80	2.16	0.18	25	28	0.23	4	880	50	4.14	5	250	0.1	68	10	18	40
JM RC-16-05	208	210	103510	EXT	0.301	0.7	7	25	130	0.5	6	0.08	1.1	7	4	3440	3.41	2.28	0.18	33	44	0.22	2	700	48	3.42	5	325	0.11	61	10	11	40
JM RC-16-05	210	212	103511	EXT	0.342	2.0	6.65	58	130	0.5	4	0.12	1.1	7	7	2880	3.08	2.45	0.16	33	34	0.21	7	780	56	3.92	5	284	0.08	60	10	10	60
JM RC-16-05	212	214	103512	EXT	0.226	0.6	7.08	24	110	0.5	8	0.07	1	9	3	2800	3.34	2.1	0.18	28	28	0.22	4	610	37	3.48	5	264	0.12	68	10	23	80
JM RC-16-05	214	216	103513	EXT	0.3	0.4	7.23	45	110	0.5	5	0.08	0.8	6	3	3570	3.25	2.21	0.13	28	25	0.28	5	770	32	4.02	5	346	0.12	65	10	15	50
JM RC-16-05	216	218	103514	EXT	0.256	0.8	6.95	70	80	0.5	7	0.08	0.8	7	3	5600	3.27	2.3	0.07	33	45	0.3	5	440	34	5.48	5	195	0.11	48	10	18	110
JM RC-16-05	218	220	103515	EXT	0.258	0.9	7.64	48	60	0.5	3	0.08	1	7	4	4650	2.98	2.07	0.12	30	31	0.28	5	700	40	4.34	5	327	0.12	67	10	185	110
JM RC-16-05	220	222	103516	EXT	0.26	0.9	6.2	66	80	0.5	3	0.07	1.1	7	3	4780	3.34	1.96	0.13	31	22	0.25	6	620	45	4.4	5	336	0.13	66	10	18	100
JM RC-16-05	222	224	103517	EXT	0.25	0.7	7.41	172	50	0.5	5	0.07	1.1	9	5	6400	3.04	1.72	0.07	30	18	0.35	5	570	60	5.31	5	387	0.11	54	10	9	80
JM RC-16-05	224	226	103518	EXT	0.226	0.5	6.78	102	100	0.5	6	0.07	1.1	8	5	3290	2.71	2.43	0.08	31	31	0.38	5	660	40	5.15	5	484	0.08	48	10	8	70
JM RC-16-05	226	228	103519	EXT	0.202	0.6	7.05	92	110	0.5	7	0.08	1.1	12	4	3420	3.78	2.38	0.15	28	41	0.27	6	670	50	4.2	5	287	0.08	61	10	7	80
JM RC-16-05	228	230	103520	EXT	0.457	1.3	7.45	486	100	0.5	6	0.05	1.8	10	3	3350	3.74	1.94	0.16	28	47	0.31	8	470	42	4.16	5	177	0.1	61	10	63	110
JM RC-16-05	230	232	103521	EXT	0.334	0.5	6.07	30	150	0.6	5	0.08	1.2	10	4	2900	2.84	1.8	0.48	31	16	0.27	7	440	20	2.63	5	160	0.14	67	10	40	10
JM RC-16-05	232	234	103522	ORG	0.303	0.4	7.08	22	140	0.6	3	0.07	1	8	4	2950	3.03	2.12	0.82	33	24	0.28	8	530	31	2.84	5	214	0.12	65	10	68	10
JM RC-16-05	234	236	103524	EXT	0.224	0.7	7.08	180	180	0.6	5	0.08	1	7	5	3100	3.01	2.28	0.2	27	40	0.21	4	600	48	3.01	5	212	0.08	54	10	22	30
JM RC-16-05	236	238	103525	EXT	0.220	0.8	6.08	15	280	0.6	7	0.08	1	10	3	2280	2.57	2.03	0.63	32	38	0.24	5	520	10	2.24	5	140	0.12	63	10	60	10
JM RC-16-05	238	240	103526	EXT	0.286	0.8	6.23	41	130	0.6	5	0.07	1	10	4	2380	3.28	1.93	0.38	29	15	0.31	3	600	23	3.08	5	220	0.13	60	10	48	10
JM RC-16-05	240	242	103527	EXT	0.245	0.6	6.11	288	40	0.4	7	0.07	1.1	17	6	3170	3.03	1.73	0.17	24	16	0.44	7	640	38	4.25	5	480	0.12	68	10	80	60
JM RC-16-05	242	244	103528	EXT	0.372	0.8	7.87	67	90	0.7	6	0.1	1.1	15	9	3280	3.06	1.78	0.26	28	21	0.31	6	1080	37	4.19	5	638	0.13	70	10	30	40
JM RC-16-05	244	246	103529	EXT	0.326	0.8	7.81	20	140	0.5	5	0.08	1.2	10	10	3430	3.64	2.21	0.37	86	21	0.22	5	800	31	3.12	5	308	0.12	63	10	618	10
JM RC-16-05	246	248	103530	EXT	0.304	0.7	7.38	30	140	0.5	7	0.22	1.1	10	11	2960	3.52	2.06	0.26	65	22	0.22	6	850	27	2.47	5	257	0.11	63	10	647	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-16-05	248	250	103531	EXT	0.259	0.7	7.7	19	220	0.6	7	0.08	1.2	10	8	2570	3.04	2.14	0.35	52	75	0.12	7	520	19	2.06	5	228	0.13	44	10	388	20
JM RC-16-05	250	252	103532	EXT	0.314	1	8.07	8	270	0.6	5	0.07	1.4	17	5	3610	2.89	2.6	0.41	53	55	0.18	10	500	28	2.22	11	322	0.13	43	10	391	10
JM RC-16-05	252	254	103533	ORG	0.533	1	7.49	13	230	0.7	7	0.09	1.2	17	6	4580	2.89	1.96	0.37	65	32	0.16	10	450	27	2.24	5	294	0.13	57	10	375	20
JM RC-16-05	254	256	103535	EXT	0.414	1	7.89	82	140	0.7	2	0.07	1.3	15	6	4400	3.41	1.94	0.3	59	37	0.2	8	590	36	3.16	14	380	0.12	62	10	297	20
JM RC-16-05	256	258	103536	EXT	0.36	0.7	7.82	18	130	0.7	4	0.09	1	15	5	4280	3.4	1.93	0.35	57	35	0.18	10	800	45	3.11	8	364	0.13	61	10	299	10
JM RC-16-05	258	260	103537	EXT	0.257	0.5	7.46	15	170	0.6	8	0.07	1	15	6	2850	3.48	2.06	0.34	62	47	0.17	10	620	36	3	14	374	0.12	62	10	331	10
JM RC-16-05	260	262	103538	EXT	0.178	0.5	8.18	7	300	0.8	10	0.11	1.3	12	3	2140	3.19	2.03	0.31	55	56	0.18	8	1190	34	2.07	10	895	0.15	54	10	116	10
JM RC-16-05	262	264	103539	EXT	0.32	0.5	7.39	5	200	0.9	4	0.08	1	19	3	5580	3.56	2.22	0.54	54	51	0.15	12	850	32	3.09	9	888	0.13	53	10	53	10
JM RC-16-05	264	266	103540	EXT	0.551	1.1	8.77	5	200	0.8	6	0.07	0.6	15	11	6440	3.83	1.8	0.43	58	24	0.09	22	470	30	3.01	12	306	0.18	80	10	70	10
JM RC-16-05	266	268	103541	EXT	0.71	1.3	8.34	8	280	1.2	3	0.1	0.8	18	42	7080	4.87	1.88	1	142	88	0.09	41	730	35	2.86	23	470	0.31	136	10	108	10
JM RC-16-05	268	270	103542	EXT	0.481	1.1	7.19	5	140	1.3	8	0.12	0.6	19	20	6730	4.85	2.15	0.88	134	30	0.09	22	860	33	3.88	13	508	0.18	102	10	70	10
JM RC-16-05	270	272	103543	EXT	0.63	1.2	7.1	8	270	1.2	6	0.14	0.9	14	22	6450	4.3	1.42	0.88	106	28	0.08	18	770	38	2.38	9	382	0.22	100	10	92	10
JM RC-16-05	272	274	103544	EXT	0.665	1.2	8.71	5	140	1.2	2	0.1	1	23	21	7480	4.76	1.81	0.93	188	19	0.08	21	810	29	3.7	11	371	0.15	100	10	108	10
JM RC-16-05	274	276	103545	EXT	0.547	0.8	8.82	5	120	0.8	8	0.09	0.9	17	18	5010	5.12	2.22	0.79	136	37	0.09	19	400	34	4.72	7	177	0.11	76	10	74	10
JM RC-16-05	276	278	103546	EXT	0.375	0.6	7.06	22	140	0.7	6	0.1	1	14	4	3950	3.83	2.35	0.42	53	30	0.12	10	590	78	3.76	17	336	0.1	98	10	40	10
JM RC-16-05	278	280	103547	ORG	0.584	1.6	5.51	23	90	0.8	4	0.08	0.9	20	5	4870	5.37	2.48	0.22	95	116	0.12	8	450	48	5.72	14	252	0.07	51	10	21	10
JM RC-16-05	280	282	103549	EXT	0.542	1.3	8.32	5	160	0.8	4	0.07	0.8	16	14	6150	4.42	2.3	0.56	120	107	0.1	16	580	38	3.65	12	330	0.11	77	10	80	10
JM RC-16-05	282	284	103550	EXT	0.393	1	8.89	5	580	1.2	8	0.09	0.9	14	3	3450	3.11	2.32	0.79	164	16	0.08	12	620	41	1.78	8	307	0.1	58	10	84	10
JM RC-16-05	284	286	103551	EXT	0.541	0.6	8.96	8	410	1.2	8	0.08	1.5	14	3	4390	3.88	2.11	0.88	205	14	0.08	8	430	25	2.18	9	170	0.11	56	10	87	10
JM RC-16-05	286	288	103552	EXT	0.589	1.3	8.7	5	370	1.1	5	0.08	0.6	20	16	4020	5.15	2.53	0.81	215	51	0.09	17	450	26	2.81	17	188	0.18	100	10	84	10
JM RC-16-05	288	290	103553	EXT	0.45	0.9	8.87	5	460	1	6	0.06	1.4	14	11	4200	4.05	1.96	0.88	205	22	0.08	15	530	27	1.42	10	257	0.17	61	10	89	10
JM RC-16-05	290	292	103554	EXT	0.403	0.8	7.44	5	510	1	7	0.1	1.2	12	2	3920	3.33	2.01	0.84	156	12	0.09	11	340	28	1.83	12	166	0.11	56	10	80	10
JM RC-16-05	292	294	103555	EXT	0.393	0.8	8.91	5	290	1	5	0.05	1.2	16	4	3190	2.77	2.51	0.32	46	26	0.13	15	520	37	2.47	7	288	0.09	58	10	25	10
JM RC-16-05	294	296	103556	EXT	0.493	1.1	7.05	5	230	0.8	6	0.05	0.9	23	3	4470	2.82	2.07	0.36	44	27	0.12	18	280	35	2.98	11	141	0.1	54	10	24	10
JM RC-16-05	296	298	103557	EXT	0.447	1.1	7.67	8	230	1	2	0.04	1	20	2	3860	2.81	1.88	0.41	48	84	0.12	22	270	26	2.41	10	65	0.11	52	10	44	10
JM RC-16-05	298	300	103558	EXT	0.455	0.7	7.61	5	140	0.9	5	0.19	0.8	29	5	3450	3.58	2.21	0.52	50	18	0.15	17	280	26	3.64	7	88	0.09	57	10	34	10
JM RC-16-05	300	302	103559	EXT	0.809	0.9	7.04	8	210	0.9	2	0.05	0.8	33	5	3530	2.78	2.35	0.29	44	34	0.16	17	370	31	2.64	11	100	0.09	51	10	23	10
JM RC-16-05	302	304	103560	EXT	0.512	0.8	7.41	5	280	1	6	0.05	0.8	21	4	3420	2.55	2.33	0.34	47	34	0.19	32	430	22	2.52	7	146	0.1	52	10	36	10
JM RC-16-05	304	306	103561	EXT	0.577	0.6	7.35	5	190	0.9	3	0.04	0.8	41	5	3690	3	2.43	0.25	45	19	0.18	30	280	22	2.98	13	118	0.1	56	10	27	10
JM RC-16-05	306	308	103562	EXT	0.366	0.6	6.91	5	150	0.8	6	0.04	0.8	14	4	2820	3.8	2.12	0.5	53	88	0.12	11	300	14	3.57	10	158	0.11	50	10	30	10
JM RC-16-05	308	310	103563	EXT	0.382	1	7.58	18	130	0.8	2	0.05	0.8	13	3	2780	4.1	2.88	0.67	58	30	0.17	10	410	23	4.28	9	164	0.12	58	10	43	10
JM RC-16-05	310	312	103564	EXT	0.566	1.2	8.28	58	80	0.9	7	0.12	0.7	30	10	4330	4.51	2.22	0.29	54	120	0.3	18	1880	42	5.47	13	1345	0.08	57	10	64	30
JM RC-16-05	312	314	103565	ORG	0.705	0.5	5.08	5	100	0.5	7	0.05	1.6	20	8	4160	4	1.97	0.18	59	134	0.16	13	500	20	4.28	14	343	0.07	51	10	28	10
JM RC-16-05	314	316	103567	EXT	0.309	0.5	7.47	5	150	0.4	8	0.05	1	17	4	2120	3.04	2.53	0.34	42	64	0.19	13	400	16	3.08	6	132	0.1	57	10	38	10
JM RC-16-05	316	318	103568	EXT	0.28	0.5	8.38	5	220	1.3	4	0.05	1	27	4	1585	2.62	1.17	0.38	42	28	0.31	27	530	20	2.58	5	132	0.16	68	10	35	10
JM RC-16-05	318	320	103569	EXT	0.313	0.5	8.3	5	180	1.3	8	0.06	0.8	19	4	1825	2.81	2.17	0.42	47	14	0.15	22	570	13	2.78	13	148	0.13	58	10	37	10
JM RC-16-05	320	322	103570	EXT	0.311	0.5	9.12	5	580	1.4	4	0.08	0.8	18	4	1980	2.35	2.1	0.57	58	13	0.16	27	830	13	2.08	11	136	0.15	83	10	53	10
JM RC-16-05	322	324	103571	EXT	0.324	0.5	8.73	5	480	1.9	6	0.08	1	10	8	2240	2.36	1.9	1	134	22	0.13	24	870	9	1.38	19	212	0.17	88	10	87	10
JM RC-16-05	324	326	103572	EXT	0.16	0.6	7.98	5	530	1.7	9	0.08	0.8	11	3	1775	2.84	2.2	0.98	180	32	0.14	15	790	8	1.67	14	154	0.14	65	10	101	10
JM RC-16-05	326	328	103573	EXT	0.301	0.5	7.46	5	380	1.7	8	0.08	1	11	3	1985	2.81	2.31	0.87	125	12	0.12	17	710	12	2.12	5	180	0.11	80	10	79	10
JM RC-16-05	328	330	103574	EXT	0.348	0.5	7.43	5	280	1.7	9	0.08	0.9	12	3	2430	2.88	2.03	0.51	58	18	0.18	20	770	15	2.42	18	180	0.11	58	10	41	10
JM RC-16-05	330	332	103575	EXT	0.258	0.6	7.41	5	410	1.1	2	0.05	0.9	14	3	2370	2.46	2.56	0.33	44	24	0.18	23	420	11	2.33	9	142	0.11	56	10	23	10
JM RC-16-05	332	334	103576	EXT	0.291	0.5	7.48	5	180	1.1	7	0.05	0.6	19	3	2500	2.4	2.25	0.25	41	24	0.25	15	460	15	3.17	11	125	0.12	57	10	25	10
JM RC-16-05	334	336	103577	EXT	0.473	0.8	5.85	5	120	0.5	2	0.03	1.1	30	4	3080	3.47	1.83	0.19	80	21	0.17	21	200	12	3.63	8	77	0.08	48	10	76	10
JM RC-16-05	336	338	103578	EXT	0.584	1.2	5	878	80	0.5	7	0.03	2.2	31	4	5180	4.32	1.56	0.13	66	16	0.17	22	380	28	4.84	12	307	0.08	52	10	85	40
JM RC-16-05	338	340	103579	EXT	0.431	1.2	5.01	806	210	0.5	8	0.04	4.6	21	5	4770	3.15	2.84	0.09	79	71	0.21	11	580	28	3.71	20	788	0.07	53	10	104	40
JM RC-16-05	340	342	103580	EXT	0.877	0.8	6.66	32	190	0.7	3	0.03	0.8	37	4	4800	3.37	2.14	0.25	57	20	0.18	26	310	17	3.49	10	162	0.14	50	10	42	20
JM RC-16-05	342	344	103581	EXT	0.808	1.1	6.17	5	230	0.8	3	0.03	0.9	52	3	4270	2.88	2.44	0.26	66	17	0.24	27	400	14	2.74	11	237	0.13	48	10	51	10
JM RC-16-05	344	346	103582	EXT	0.728	1.3	5.48	8	170	1	5	0.03	1.4	41	3	4530	2.7	1.8	0.2	62	33	0.16	30	570	14	2.85	10	143	0.1	43	10	81	10
JM RC-16-05	346	348	103583	EXT	0.693	1.5	5.39	5	120	1.1	5	0.04	1	57	4	4820	3.88	1.66	0.22	77	11	0.15	34	420	17	3.6	7	63	0.08	52	10	48	10
JM RC-16-05	348	350	103584	EXT	0.754	1.4	5.32	5	240	1.2	5	0.04	1	26	6	5810	3.46	2.48	0.25	72	27	0.15	23	440	17	2.79	7	86	0.1	51	10	50	10
JM RC-17-05	0	2	103585	EXT	0.013	0.5	7.97	26	410	1.1	4	3.35	1.2	19	10	138	4.71	1.39	1.76	888	1	1.54	11	780	21	0.14	5	381	0.44	183	10	184	30
JM RC-17-05	2	4	103586	EXT	0.022	0.5	7.83	5	370	0.9	7	3.77	1.4	20	8	231	4.37	1.07	1.75	777	1	1.55	8	660	12	0.1	5	356	0.44	172	10	196	10
JM RC-17-05	4	6	103587	EXT	0.005	0.5	7.48	5	330	0.8	7	4.48	1	16	7	75	4.28	0.82	1.86	775	1	1.86	10	670	12	0.01	5	507	0.46	175	10	162	10
JM RC-17-05	6	8	103588	EXT	0.005	0.5	7.83	5	280	0.8	10	4.38	1.1	19	7	87	4.81	0.6	1.86	904	1	1.88	13	830	13	0.01	5	456	0.46	180	10	203	10
JM RC-17-05	8	10	103589	EXT	0.005	0.5	7.86	5	400	0.9	7	4.2	1	19	7	64	4.35	0.45	1.86	820	1	1.74		880	11	0.01	5	470	0.47	194	10	135	10
JM RC-17-05	10	12	103590	EXT	0.005	0.5	7.54	5	330	0.8	10	3.8	1.1	16	6	46	4.15	0.65	1.75	744	1	1.58	8	810	8	0.01	5	505	0.45	174	10	106	10
JM RC-17-05	12	14	103591	ORG	0.005	0.5	7.7	5	370	0.9	4	4.57	0.9	18	7	42	4.47	0.86	1.98	662	1	1.76	8	790	12	0.01	5	461	0.46	183	10	114	10
JM RC-17-05	14	16	103593	EXT	0.005	0.5	7.58	5	370	0.8	4	4.72	1.1	15	6	46	4.34	0.88	1.8	931	1	1.78	8	730	5	0.01	5	450	0.46	184	10	108	10
JM RC-17-05	16	18	103594	EXT	0.005	0.5	7.89	5	310	1	6	4.71	1.1	17	7	53	4.33	0.7	1.71	867	1	2.17	8	740	5	0.01	5	477	0.49	181	10	102	10
JM RC-17-05	18	20	103595	EXT	0.005	0.5	7.55	5	330	1	6	4.61	1.3	17	8	38	4.26	0.75	1.74	905	1	1.88	8	860	10	0.01	5	433	0.47	187	10	103	10
JM RC-17-05	20	22	103596	EXT	0.005	0.5	7.26	7	330	1	4	4.44	1.3	18	7	46	4.14	0.7	1.7	888	1	1.80	11	830	7	0.01	5	439	0.46	184	10	100	10
JM RC-17-05	22	24	103597	EXT	0.005	0.5	7.56	5	370	1	3	4.57	1.1	17	7	56	4.49	0.62	2.01	929	1	1.67	9	880	9	0.01	5	471	0.49	199	10	110	10
JM RC-17-05	24	26	103598	EXT	0.005	0.5	7.11	7	440	1	7	4.12	1	13	8	43	4.37	1.16	1.32	880	1	1.41	8	740	18	0.01	5	443	0.43	144	10	142	10
JM RC-17-05	26	28	103599	EXT	0.005	0.5	7.91	9	520	1.1	2	3.34	1	10	7	23	3.75	1.32	1	527	1	1.64	8	950	18	0.01	5	478	0.38	104	10	162	10
JM RC-17-05	28	30	103600	EXT	0.005	0.5	7.83	5	520	1.1	5	3.04	1	13	7	31	3.84	1.24	1.12	580	1	1.94	7	880	18	0.01	5	575	0.41	126	10	154	10
JM RC-17-05	30	32	103601	EXT	0.005	0.5	8.01	5	620	1.3	2	2.98	1.1	11	7	41	3.59	1.48	1	578	1	1.9	8	900	17	0.01	5	701	0.4	123	10	158	10
JM RC-17-05	32	34	103602	ORG	0.005	0.5	7.88	5	540	1.2	3	3.18	1	10	7	25	3.58	1.14	0.94	685	1	1.94	8	880	18	0.01	5	904	0.38	97	10	141	10
JM RC-17-05	34	36	103604	EXT	0.005	0.5	7.93	14	540	1.2	7	3.04	0.9	6	6	30	3.38	1.26	0.97	840	1	1.98	8	970	371	0.01	5	902	0.35	94	10	144	10
JM RC-17-05	36	38	103605	EXT	0.005	0.5	8.21	5	510	1.2	2	3.23	1.1	10	6	25	3.72	1.24	0.95	680	1	2.2	5	1010	20	0.01	5	741	0.38	100	10	146	10
JM RC-17-05	38	40	103606	EXT	0.005	0.5	6.08	8	530	1.2	8	3.18	0.8	8	7	31	3.58	1.38	1.02	854	1	1.98	4	1000	14	0.01	5	773	0.37	88	10	146	10
JM RC-17-05	40	42	103607	EXT	0.005	0.5	7.36	6	480	1.2	10	3.42	0.8	11	7	34	3.87	1.12	1.32	722	1	1.88	7	820	18	0.01	5	704	0.4	130	10	128	10
JM RC-17-05	42	44	103608	EXT	0.005	0.5	7.19	5	1300	1.1	6	3.33	1	13	8	51	3.7	1.2	1.28	828	1	1.84	6	880	12	0.01	5	880	0.38	142	10	118	10
JM RC-17-05	44	46	103609	EXT	0.005	0.5	7.75	9	480	1.3	5	3.58	1.2	14	7	64	4.14	1.22	1.56	743	1	1.96	8	770	12	0.01	5	800	0.42	145	10	138	10
JM RC-17-05	46	48	103610	EXT	0.005	0.5	7.42	8	460	1.3	2	3.45	0.8	13	8	57	4.01	1.36	1.46	718	1	1.76	8	740	13	0.01	5	455	0.38	142	10	120	10
JM RC-17-05	48	50	103611	EXT	0.005	0.5	7.2	10	440	1.2	9	3.58	1.8	14	15	67	3.81	1.38	1.4	704	3	1.54	12	850	11	0.01	5	425	0.38	138	10	117	10
JM RC-17-05	50	52	103612	EXT	0.005	0.5	7.86	12	400	1.2	2	3.74	1.4	14	28	32	3.81	1.02	1.54	711	1	1.86	15	700	11	0.01	5	572	0.4	141	10	117	10
JM RC-17-05	52	54	103613	EXT	0.005	0.5	8.80	5	470	1.2	6	3.48	1.2	16	7	30	3.88	1.58	1.48	715	1	1.88	11	720	7	0.01	5	588	0.42	144	10	118	10
JM RC-17-05	54	56	103614	EXT	0.005	0.5	7.51	10	410	1.1	6	3.81	1.1	16	16	29	3.71	1.34	1.58	761	1	1.94	12	780	6	0.01	5	705	0.42	158	10	101	10
JM RC-17-05	56	58	103615	EXT	0.005	0.5	7.19	4	330	1	3	3.93	1.2	11	16	27	3.47	0.87	1.5	784	1	2.08	9	720	5	0.01	5	571	0.38	138	10	84	10
JM RC-17-05	58	60	103616	EXT	0.005	0.5	7.65	5	440	1	5	4.09	1.2	13	14	30	3.7	1.1	1.84	781	1	2.08	10	780	5	0.01	5	484	0.42	150	10	83	10
JM RC-17-05	60	62	103617	EXT	0.005	0.5	7.83	5	530	1	8	4.36	0.8	11	11	32	3.87	1.18	1.58	824	1	1.88	7	770	11	0.01	5	475	0.41	150	10	77	10
JM RC-17-05	62	64	103618	EXT	0.005	0.5	7.33	8	530	1	7	3.81	0.8	12	12	27	3.87	1.33	1.52	785	1	1.83	11	880	8	0.01	5	705	0.38	138	10	78	10
JM RC-17-05	64	66	103619	EXT	0.005	0.8	6.98	20	480	1	3	2.88	0.6	14	13	122	3.25	1.46	1.21	1010	8	1.4	16	670	8	0.01	5	829	0.36	137	10	87	10
JM RC-17-05	66	68	103620	EXT	0.005	0.5	7.42	8	480	1.1	5	2.87	1.2	16	10	108	3.56	1.6	1.52	871	1	1.88	13	770	8	0.08	5	588	0.38	148	10	104	10
JM RC-17-05	68	70	103621	EXT	0.005	0.5	7.31	5	410	1	4	2.88	1.1	22	7	145	3.21	1.46	1.4	882	1	1.62	13	880	8	0.54	5	516	0.38	138	10	118	10
JM RC-17-05	70	72	103622	EXT	0.01	0.5	7.78	17	380	1	8	2.86	1	11	8	32	3.72	1.58	1.52	872	1	1.87	10	800	8	0.53	5	379	0.41	150	10	87	10
JM RC-17-05	72	74	103623	EXT	0.006	0.5	7.4	5	480	0.9	6	4.01	0.8	13	18	58	3.64	1.22	1.58	788	1	1.81	13	770	8	0.08	5	531	0.4	146	10	88	10
JM RC-17-05	74	76	103624	EXT	0.005	0.5	7.84	17	340	0.9	2	4.25	1	15	8	47	3.52	1.04	1.42	908	1	1.45	9	810	11	0.3	5	542	0.41	156	10	88	10
JM RC-17-05	76	78	103625	ORG	0.005	0.5	7.15	6	390	0.8	5	4.04	1.3	13	7	14	3.89	1.16	1.44	710	1	1.27	7	780	28	0.24	5	340	0.36	148	10	88	10
JM RC-17-05	78	80	103627	EXT	0.005	0.5	7.88	5	510	1	4	4.12	1.3	18	10	134	4.16	1.58	1.46	824	1	1.4	10	800	13	0.01	5	298	0.42	157	10	102	10
JM RC-17-05	80	82	103628	EXT	0.005	0.8	7.54	5	480	1	8	3.51	1.4	18	6	63	4.6	1.24	1.5	646	2	1.41	10	730	20	0.07	5	308	0.4	152	10	118	10
JM RC-17-05	82	84	103629	EXT	0.005	0.9	7.87	6	350	1.1	10	3.02	1.1	18	7	518	4.24	0.98	1.78	908	2	1.52	11	820	23	0.18	5	318	0.4	148	10	114	10
JM RC-17-05	84	86	103630	EXT	0.008	0.5	8.04	5	380	1	4	3.88	1.5	15	7	100	3.75	0.98	1.67	835	1	1.58	7	790	28	0.07	5	387	0.41	150	10	88	10
JM RC-17-05	86	88	103631	EXT	0.005	0.5	8.12	5	440	1	4	4.33	1.3	14	9	81	3.85	1	1.58	736	1	1.77	10	810	14	0.01	5	454	0.43	154	10	74	10
JM RC-17-05	88	90	103632	EXT	0.005	0.5	7.64	5	410	1	2	3.82	1.1	8	7	129	3.2	1.1	1.38	850	1	1.74	4	740	7	0.01	5	378	0.37	127	10	70	10
JM RC-17-05	90	92	103633	EXT	0.005	0.5	7.72	5	470	1.1	4	2.84	1.1	16	4	241	4.11	1.64	1.4	678	1	1.32	16	810	2880	0.06	5	140	0.38	150	10	150	10
JM RC-17-05	92	94	103634	EXT	0.005	0.5	7.78	5	460	1.1	8	3.56	2.1	17	17	102	3.95	1.03	1.88	1075	3	1.73	15	810	28	0.03	5	401	0.43	154	10	148	10
JM RC-17-05	94	96	103635	EXT	0.008	0.5	7.42	5	450	1.1	5	2.77	1.3	18	23	8	4.34	1.52	1.4	1088	1	0.91	14	830	22	0.01	5	288	0.4	130	10	141	10
JM RC-17-05	96	98	103636	EXT	0.005	0.7	7.14	5	470	1.1	2	4.25	1.1	14	18	82	3.47	1.7	1.38	1235	1	0.38	11	780	18	0.01	5	83	0.37	105	10	97	10
JM RC-17-05	98	100	103637	EXT	0.005	0.5	7.07	10	520	1.2	2	4.8	1.1	11	24	27	3.4	1.71	1.32	1110	1	0.25	11	780	28	0.01	5	82	0.38	85	10	104	10
JM RC-17-05	100	102	103638	EXT	0.005	0.5	7.29	18	500	1.1	2	3.98	1.4	9	7	40	3.99	1.7	1.18	1145	1	0.79	3	880	42	0.01	5	150	0.42	150	10	248	10
JM RC-17-05	102	104	103639	EXT	0.005	0.6	7.5	98	500	1.1	4	4.25	1.7	6	12	14	4.22	1.46	1.07	1170	1	0.73	7	820	55	0.01	5	148	0.45	124	10	207	10
JM RC-17-05	104	106	103640	EXT	0.005	0.7	7.28	116	480	1.1	6	4.09	1.8	11	8	8	4.03	1.71	1.02	1205	1	0.87	4	810	53	0.01	5	202	0.41	155	10	248	10
JM RC-17-05	106	108	103641	EXT	0.005	0.5	7.08	44	500	1.1	8	3.47	1.8	8	20	10	4.04	1.72	1.01	1100	1	0.76	4	840	50	0.01	5	138	0.43	126	10	230	10
JM RC-17-05	108	110	103642	EXT	0.005	0.5	7.78	28	530	1.2	5	4.14	1.5	10	8	4	4.18	1.86	1.18	1125	1	0.83	5	830	46	0.01	5	168	0.43	185	10	244	10
JM RC-17-05	110	112	103643	EXT	0.011	0.8	7.82	31	530	1.1	6	3.42	1.7	8	18	146	3.73	1.88	1.38	1125	1	0.49	8	850	53	0.01	5	88	0.4	120	10	186	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-17-05	112	114	103644	EXT	0.006	0.5	7.41	15	800	1.2	6	3.07	1.4	9	30	37	3.63	1.78	1.52	1075	1	0.95	15	880	47	0.01	5	172	0.43	124	10	156	10
JM RC-17-05	114	116	103645	EXT	0.006	1.7	7.8	25	440	1.1	5	2.62	1.4	4	35	76	3.44	1.77	1.30	1055	1	0.85	14	600	27	0.28	5	152	0.38	108	10	147	10
JM RC-17-05	116	118	103646	ORG	0.007	0.7	6.18	17	940	1.2	11	0.84	3	19	7	286	4.13	1.18	1.9	1475	2	0.74	5	660	121	0.01	5	122	0.41	121	20	463	10
JM RC-17-05	118	120	103648	EXT	0.005	1.9	7.46	8	580	1.2	13	0.91	4.4	19	5	237	4.92	1.12	1.9	3010	2	0.57	7	670	84	0.01	7	75	0.43	124	10	688	10
JM RC-17-05	120	122	103649	EXT	0.006	0.5	7.38	10	530	1	14	1.29	2.7	16	5	124	4.34	0.8	2.08	1765	1	0.80	1	640	61	0.01	5	102	0.41	125	10	441	10
JM RC-17-05	122	124	103650	EXT	0.006	1.4	7.38	7	570	1	12	2.83	1.9	8	12	27	3.4	0.78	1.58	1585	1	0.78	5	780	25	0.07	5	130	0.38	118	10	144	10
JM RC-17-05	124	126	103651	EXT	0.008	0.8	7.23	5	530	1	11	2.95	0.6	6	9	73	3.69	0.78	1.5	1160	1	0.88	3	800	19	0.09	5	110	0.4	118	10	136	10
JM RC-17-05	126	128	103652	EXT	0.008	1.1	7.43	11	540	1	10	2.41	1.3	11	11	11	4.16	0.78	1.52	1000	1	0.98	5	630	16	0.05	5	122	0.41	120	10	138	10
JM RC-17-05	128	130	103653	EXT	0.005	0.7	7.64	11	380	1	13	2.46	1.2	20	6	1	5.22	0.43	1.93	1820	1	1.18	4	620	15	0.5	5	294	0.42	141	10	219	10
JM RC-17-05	130	132	103654	EXT	0.008	0.5	6.04	11	410	2.7	8	1.06	1.4	29	6	85	6.95	1.12	2.02	1935	1	0.64	24	630	44	0.03	5	140	0.43	153	10	602	10
JM RC-17-05	132	134	103655	EXT	0.006	0.7	6.29	8	480	1.1	11	0.62	0.6	6	21	206	4.42	1.18	1.08	648	1	0.25	6	630	37	1.19	5	287	0.46	140	10	136	20
JM RC-17-05	134	136	103656	EXT	0.029	1.4	7.2	64	290	0.9	12	0.51	0.5	1	12	44	2.3	0.72	0.07	50	4	0.2	1	790	108	1.18	8	734	0.28	127	10	17	50
JM RC-17-05	136	138	103657	EXT	0.08	1.5	7.83	11	410	0.8	13	0.15	0.5	1	15	21	2.49	1.05	0.08	38	11	0.17	1	980	220	0.38	5	666	0.2	138	10	17	10
JM RC-17-05	138	140	103658	EXT	0.082	1.4	7.34	5	620	0.5	5	0.13	0.5	1	16	33	2.08	0.92	0.08	38	11	0.24	1	640	312	0.08	7	563	0.18	133	10	16	30
JM RC-17-05	140	142	103659	EXT	0.075	1.1	6.08	12	610	0.8	10	0.18	0.5	1	21	28	3.05	1.43	0.1	35	10	0.28	1	640	233	0.39	5	402	0.16	144	10	19	10
JM RC-17-05	142	144	103660	ORG	0.088	1.5	6.28	14	630	0.5	8	0.14	0.7	1	24	15	3.38	1	0.13	40	11	0.23	1	800	219	0.34	5	380	0.16	146	10	27	20
JM RC-17-05	144	146	103662	EXT	0.056	0.6	7.66	11	660	0.8	8	0.1	0.5	1	24	18	3.56	1.22	0.12	40	10	0.21	2	600	186	0.32	5	363	0.16	140	10	19	10
JM RC-17-05	146	148	103663	EXT	0.061	1.1	6.16	13	570	0.5	10	0.11	0.7	1	25	10	3.36	1.12	0.11	30	13	0.2	1	660	166	0.36	5	364	0.16	146	10	14	10
JM RC-17-05	148	150	103664	EXT	0.068	1	6.07	5	580	0.5	6	0.1	0.5	1	25	17	2.91	1.64	0.11	35	13	0.21	1	790	150	0.34	5	306	0.16	136	10	19	10
JM RC-17-05	150	152	103665	EXT	0.11	0.6	7.68	20	640	0.5	3	0.11	1	1	22	21	2.82	1.23	0.1	44	14	0.19	4	770	128	0.31	8	288	0.2	110	10	16	20
JM RC-17-05	152	154	103666	EXT	0.114	0.5	7.08	18	580	0.5	2	0.08	0.6	1	15	27	2.2	1.64	0.07	28	16	0.18	4	660	88	0.74	5	250	0.17	65	10	12	20
JM RC-17-05	154	156	103667	EXT	0.144	0.5	7.1	21	610	0.5	2	0.08	0.6	1	17	27	2.44	1.52	0.08	38	32	0.15	6	730	71	0.36	6	253	0.16	104	10	14	10
JM RC-17-05	156	158	103668	EXT	0.139	0.7	7.21	21	610	0.5	2	0.09	0.6	1	17	25	2.56	1.8	0.09	20	24	0.13	5	740	71	0.25	5	248	0.16	101	10	14	10
JM RC-17-05	158	160	103669	EXT	0.132	0.5	7.77	20	580	0.5	2	0.1	0.6	1	20	31	3.01	1.73	0.1	46	30	0.18	7	760	66	0.34	5	286	0.2	108	10	53	10
JM RC-17-05	160	162	103670	EXT	0.104	0.5	7.66	25	600	0.5	2	0.09	0.6	2	16	27	2.93	1.95	0.08	38	21	0.18	5	730	77	0.42	6	220	0.19	113	10	20	70
JM RC-17-05	162	164	103671	EXT	0.143	0.5	7.33	15	610	0.9	2	0.09	0.6	1	18	30	3.18	1.8	0.11	54	31	0.13	6	700	60	0.23	5	233	0.18	97	10	18	30
JM RC-17-05	164	166	103672	EXT	0.162	0.6	7.04	12	660	0.5	2	0.08	0.7	2	18	28	2.51	1.16	0.1	25	26	0.13	4	710	73	0.17	5	237	0.17	64	10	18	20
JM RC-17-05	166	168	103673	EXT	0.152	0.5	7.15	17	600	0.5	2	0.09	0.6	1	18	31	2.9	1.46	0.1	67	25	0.12	7	730	66	0.23	5	208	0.16	102	10	15	20
JM RC-17-05	168	170	103674	EXT	0.141	0.5	6.97	19	560	0.5	2	0.08	0.6	1	18	26	2.72	1.27	0.1	25	26	0.16	4	650	90	0.17	5	248	0.15	88	10	15	10
JM RC-17-05	170	172	103675	EXT	0.115	0.5	7.58	21	600	0.5	2	0.08	0.6	2	18	28	2.79	1.17	0.1	41	22	0.18	4	700	104	0.13	5	283	0.18	112	10	14	10
JM RC-17-05	172	174	103676	EXT	0.13	0.5	7.1	17	680	0.5	2	0.09	0.6	1	17	29	2.46	1.39	0.08	24	24	0.27	3	680	75	0.14	5	286	0.15	108	10	88	10
JM RC-17-05	174	176	103677	EXT	0.104	0.5	7.77	22	540	0.5	2	0.08	0.6	2	16	37	3.06	1.82	0.1	60	32	0.42	5	730	62	0.14	5	301	0.18	108	10	305	10
JM RC-17-05	176	178	103678	EXT	0.112	0.5	7.4	30	500	0.6	2	0.08	0.7	1	15	44	2.88	1.62	0.11	25	27	0.3	6	600	44	0.19	5	390	0.18	83	10	208	10
JM RC-17-05	178	180	103679	EXT	0.12	0.5	6.68	34	500	1	2	0.21	1.1	2	19	59	2.67	1.1	0.18	68	14	0.67	6	600	35	0.28	5	143	0.27	112	10	380	10
JM RC-17-05	180	182	103680	EXT	0.011	0.5	6.1	45	950	2.6	2	0.38	0.8	16	6	608	4.07	0.87	1.72	977	1	0.74	22	520	88	0.12	5	48	0.38	129	10	694	10
JM RC-17-05	182	184	103681	EXT	0.008	0.5	7.42	66	810	3.4	2	0.43	15.2	25	6	666	4.89	0.84	1.37	1875	2	1.41	28	630	150	0.1	5	148	0.32	118	10	651	70
JM RC-17-05	184	186	103682	EXT	0.03	0.9	5.48	50	790	1.8	2	0.52	1.1	9	16	1245	2.57	1.64	0.65	418	3	0.58	12	610	66	0.53	5	112	0.34	129	10	169	10
JM RC-17-05	186	188	103683	EXT	0.136	0.9	4.75	16	300	0.4	2	0.23	0.8	3	13	56	3.05	1.06	0.12	58	23	0.18	5	700	19	0.38	5	138	0.18	88	10	27	10
JM RC-17-05	188	190	103684	EXT	0.116	0.5	7.64	32	430	0.4	2	0.13	0.8	2	13	42	2.51	1.26	0.1	29	20	0.15	5	470	50	0.28	5	381	0.2	102	10	32	10
JM RC-17-05	190	192	103685	ORG	0.175	0.6	6.95	22	480	0.4	2	0.08	1	2	15	44	2.38	0.91	0.08	48	22	0.13	4	478	63	0.31	5	324	0.18	83	10	32	10
JM RC-17-05	192	194	103687	EXT	0.187	0.7	6.13	5	620	0.5	2	0.07	0.8	2	14	1035	2.79	1.44	0.08	54	11	0.07	6	480	98	0.38	5	157	0.08	48	10	13	10
JM RC-17-05	194	196	103688	EXT	0.136	0.7	7.32	24	520	0.5	4	0.08	1	1	14	44	2.06	1.16	0.09	28	28	0.18	4	880	138	0.21	7	363	0.19	104	10	38	10
JM RC-17-05	196	198	103689	EXT	0.138	1.3	6.5	31	318	0.8	2	0.09	0.8	1	15	45	2.38	1.22	0.08	55	21	0.18	7	540	48	0.15	6	248	0.14	66	10	57	10
JM RC-17-05	198	200	103690	EXT	0.052	0.8	6.68	40	880	1.6	2	0.22	0.8	5	7	2860	3.27	1.36	0.18	35	2	0.46	16	440	148	1.4	6	54	0.36	128	10	78	10
JM RC-17-05	200	202	103691	EXT	0.088	0.8	7.74	37	600	1	2	0.21	0.6	4	12	1815	3.02	1.16	0.18	65	9	0.31	8	560	47	0.01	10	75	0.19	100	10	107	10
JM RC-17-05	202	204	103692	EXT	0.101	0.7	7.37	12	340	0.7	2	0.13	0.6	2	19	42	1.86	1.07	0.09	30	13	0.38	7	700	91	0.27	6	330	0.19	100	10	88	10
JM RC-17-05	204	206	103693	EXT	0.088	0.6	7.46	38	360	0.5	5	0.18	0.7	1	16	43	2.65	1.81	0.07	66	13	0.58	4	770	126	0.38	10	600	0.17	108	10	231	10
JM RC-17-05	206	208	103694	EXT	0.212	1	6.16	23	600	0.5	2	0.1	0.6	2	13	611	2.25	1.42	0.07	25	17	0.32	5	630	138	0.33	7	388	0.18	82	10	161	20
JM RC-17-05	208	210	103695	EXT	0.127	0.8	6.88	13	590	0.5	5	0.08	0.8	2	14	67	2.88	1.4	0.09	50	15	0.12	7	758	41	0.18	11	279	0.3	104	10	47	10
JM RC-17-05	210	212	103696	EXT	0.145	0.9	5.94	11	600	0.6	2	0.08	0.7	1	19	64	2.21	1.12	0.07	25	30	0.11	3	580	113	0.2	15	291	0.14	77	10	33	20
JM RC-17-05	212	214	103697	EXT	0.272	0.5	6.88	20	660	0.5	2	0.09	0.5	3	11	60	2.75	1.4	0.13	54	22	0.1	3	580	60	0.28	22	211	0.17	72	10	23	20
JM RC-17-05	214	216	103698	EXT	0.376	0.8	6.65	16	860	0.5	2	0.06	0.6	1	16	71	2.37	1.73	0.15	28	23	0.12	5	840	60	0.28	81	203	0.16	77	10	21	30
JM RC-17-05	216	218	103699	EXT	0.388	0.6	7.24	17	480	0.6	2	0.07	0.6	1	16	60	3.61	1.76	0.18	57	22	0.11	7	579	41	0.15	58	176	0.21	83	10	21	80
JM RC-17-05	218	220	103700	EXT	0.361	0.7	6.45	13	470	0.6	2	0.07	0.6	1	13	201	2.4	1.81	0.19	25	21	0.1	4	519	33	0.21	38	138	0.18	74	10	18	60
JM RC-17-05	220	222	103701	EXT	0.327	0.7	6.79	22	580	0.6	3	0.07	1.3	2	13	60	2.52	1.12	0.14	57	18	0.13	7	550	30	0.23	29	141	0.18	64	20	17	90
JM RC-17-05	222	224	103702	EXT	0.307	0.5	7.33	22	400	0.6	2	0.06	0.5	2	15	40	3.26	2.1	0.15	26	21	0.10	2	618	26	0.5	46	164	0.2	65	30	17	20
JM RC-17-05	224	226	103703	EXT	0.214	0.6	6.25	32	620	0.6	2	0.1	0.5	1	13	50	3.2	1.82	0.12	40	25	0.5	1	880	66	1.4	44	465	0.2	67	10	30	10
JM RC-17-05	226	228	103704	EXT	0.325	0.5	6.23	31	790	0.6	2	0.1	0.5	1	10	43	2.8	1.74	0.15	21	38	0.39	1	1080	57	1.17	36	461	0.3	62	20	8	10
JM RC-17-05	228	230	103705	EXT	0.338	1.1	7.04	16	980	0.5	3	0.1	0.5	1	13	63	2.49	1.58	0.18	58	37	0.23	3	1000	32	0.61	18	512	0.14	70	10	8	60
JM RC-17-05	230	232	103706	EXT	0.311	0.5	7.08	26	680	0.6	3	0.08	0.5	1	36	44	2.88	1.88	0.18	73	32	0.27	4	680	47	0.88	14	506	0.14	73	10	10	40
JM RC-17-05	232	234	103707	ORG	0.37	1.2	5.12	13	950	0.5	2	0.05	0.5	1	4	60	2.35	2.05	0.1	72	30	0.31	2	510	27	1.76	8	232	0.1	48	10	10	60
JM RC-17-05	234	236	103709	EXT	0.378	0.8	6.07	22	400	0.6	2	0.07	0.5	2	21	74	3.13	2.46	0.12	72	28	0.37	5	740	45	3.06	18	384	0.14	93	20	8	50
JM RC-17-05	236	238	103710	EXT	0.645	1.9	6.14	30	240	0.8	2	0.08	0.5	1	14	118	3.31	1.78	0.11	24	44	0.31	3	780	47	2.56	31	385	0.16	73	20	10	60
JM RC-17-05	238	240	103711	EXT	0.574	1.4	5.48	27	370	0.8	2	0.08	0.5	1	9	654	4.8	1.12	0.16	74	33	0.34	3	790	31	2.04	22	144	0.1	86	30	12	50
JM RC-17-05	240	242	103712	EXT	0.033	1.6	6.38	47	280	0.8	2	0.12	0.6	1	6	90	4.86	1.4	0.21	38	51	0.47	3	1070	57	7.2	36	194	0.11	40	50	12	50
JM RC-17-05	242	244	103713	EXT	0.058	1.6	5.48	37	720	0.8	2	0.08	0.6	1	7	174	3.26	1.72	0.29	84	24	0.26	3	480	26	0.88	21	84	0.1	48	20	20	50
JM RC-17-05	244	246	103714	EXT	1.028	1.2	7.02	36	230	1	2	0.07	0.5	8	15	6530	4.15	2.04	0.28	74	14	0.28	7	580	26	2.72	23	111	0.16	42	20	24	40
JM RC-17-05	246	248	103715	EXT	0.088	1.1	7.14	38	180	0.7	2	0.08	0.6	6	12	8080	3.94	1.78	0.23	28	38	0.33	6	670	25	3.42	27	130	0.14	71	20	18	50
JM RC-17-05	248	250	103716	EXT	0.034	0.6	7.17	48	250	0.8	2	0.08	0.6	9	9	4120	3.04	1.88	0.25	73	25	0.2	6	470	16	2.04	22	78	0.14	54	30	14	40
JM RC-17-05	250	252	103717	EXT	0.083	0.6	6.92	56	150	0.8	2	0.07	0.5	7	12	5020	4.06	2.12	0.25	33	25	0.19	7	580	37	3.76	20	138	0.18	44	20	13	40
JM RC-17-05	252	254	103718	EXT	0.818	0.5	6.64	42	210	0.8	2	0.13	0.5	11	56	2900	5.79	1.42	0.13	44	51	0.27	15	1100	33	2.67	28	234	0.29	111	20	5	20
JM RC-17-05	254	256	103719	EXT	0.334	1.3	5.48	1575	60	0.8	2	0.06	0.6	4	21	4540	3.58	1.17	0.06	22	50	0.31	9	370	43	4.48	88	138	0.18	44	30	13	80
JM RC-17-05	256	258	103720	EXT	0.642	0.6	7.77	92	180	0.4	2	0.08	0.5	5	40	1450	5.25	1.76	0.2	29	42	0.3	9	630	34	3.71	37	111	0.22	87	40	12	20
JM RC-17-05	258	260	103721	EXT	0.803	0.5	6.61	107	70	0.8	2	0.05	0.5	2	18	3210	5.18	2.07	0.07	148	26	0.37	9	360	38	6.78	23	64	0.14	65	20	13	50
JM RC-17-05	260	262	103722	EXT	0.425	0.8	5.73	128	100	0.5	4	0.1	0.5	3	8	1380	2.37	1.91	0.08	68	21	0.32	5	310	43	4.27	12	48	0.12	80	10	38	30
JM RC-17-05	262	264	103723	EXT	0.38	0.5	6.8	28	270	0.5	2	0.08	0.6	2	11	820	3.13	2.13	0.18	120	36	0.28	3	300	32	3.08	7	72	0.14	76	10	27	30
JM RC-17-05	264	266	103724	EXT	0.640	1	6.6	30	330	0.4	2	0.08	0.5	3	8	1330	2.89	2.29	0.21	58	24	0.22	8	320	36	2.81	5	61	0.18	70	20	38	20
JM RC-17-05	266	268	103725	EXT	0.022	0.6	5.57	31	270	0.5	2	0.08	0.5	2	13	1860	3.28	2.09	0.17	148	16	0.18	7	380	31	2.47	6	64	0.12	50	10	137	70
JM RC-17-05	268	270	103726	EXT	0.033	0.7	5.18	40	130	0.6	2	0.08	0.6	4	7	2710	3.27	1.15	0.21	51	14	0.14	4	280	24	3.28	5	48	0.12	56	10	68	40
JM RC-17-05	270	272	103727	EXT	0.057	1.8	6.61	276	130	0.6	2	0.06	0.5	8	10	3630	4.83	2.2	0.21	113	17	0.17	10	310	31	4.44	19	88	0.13	76	10	53	180
JM RC-17-05	272	274	103728	ORG	0.786	2.8	5.61	98	40	0.6	2	0.08	0.5	8	8	5380	4.38	1.18	0.28	68	24	0.18	5	370	38	4.41	12	146	0.12	56	10	78	380
JM RC-17-05	274	276	103730	EXT	0.37	1.7	6.47	21	100	0.6	2	0.04	0.5	11	6	5160	5.38	2.74	0.32	38	15	0.17	8	370	9	5.58	26	146	0.1	84	10	88	290
JM RC-17-05	276	278	103731	EXT	0.456	0.5	6.84	15	150	0.7	2	0.06	0.5	10	12	4020	6.01	2.51	0.38	180	21	0.17	5	310	20	4.88	5	110	0.13	68	10	48	30
JM RC-17-05	278	280	103732	EXT	0.705	0.5	6.54	18	40	1	2	0.14	0.5	12	12	6700	4.75	2.31	0.38	100	21	0.18	4	420	28	4.48	5	108	0.14	68	10	87	30
JM RC-17-05	280	282	103733	EXT	0.543	1.1	6.67	14	230	1.2	2	0.06	0.5	8	11	6070	4.68	2.08	0.36	165	20	0.16	11	420	23	3.88	5	191	0.12	58	20	64	30
JM RC-17-05	282	284	103734	EXT	0.560	0.7	6.4	11	220	1.1	2	0.06	0.5	7	13	6420	4.57	2.26	0.37	180	22	0.16	8	340	27	3.88	5	147	0.15	63	10	61	30
JM RC-17-05	284	286	103735	EXT	0.536	0.6	6.16	28	100	0.9	2	0.06	0.6	12	18	6050	4.63	1.06	0.34	78	19	0.16	6	340	24	4.6	5	146	0.14	43	10	72	30
JM RC-17-05	286	288	103736	EXT	0.431	1.5	4.83	113	70	1	2	0.07	4.1	18	18	5350	5.38	1.58	0.45	154	22	0.16	15	430	31	4.98	6	182	0.13	80	10	72	170
JM RC-17-05	288	290	103737	EXT	0.401	0.6	4.5	41	80	1	2	0.87	1	18	28	5540	5.34	1.9	0.40	41	24	0.15	28	580	47	5.36	7	286	0.19	66	30	80	200
JM RC-17-05	290	292	103738	EXT	0.471	1.5	6.13	55	160	1	2	0.11	0.5	12	38	6300	4.76	2.21	0.45	66	25	0.21	20	480	45	3.61	6	212	0.24	108	10	76	240
JM RC-17-05	292	294	103739	EXT	0.44	0.5	6.66	44	40	4.8	2	0.07	0.5	16	27	6000	7.57	2.02	0.58	46	18	0.17	25	470	26	7.8	5	232	0.19	123	30	64	190
JM RC-17-05	294	296	103740	EXT	0.443	0.5	6.67	15	180	1.3	2	0.07	1.1	27	30	5400	5.82	2.28	0.88	120	27	0.18	51	600	28	4.45	6	311	0.28	124	10	63	40
JM RC-17-05	296	298	103741	EXT	0.390	0.5	7.71	40	110	1.1	2	0.08	0.6	14	19	4860	4.83	1.74	0.56	81	22	0.15	14	430	30	4.31	5	228	0.16	95	20	56	50
JM RC-17-05	298	300	103742	EXT	0.364	0.9	6.13	40	180	0.7	2	0.08	0.6	12	17	3380	5.07	2.18	0.38	184	21	0.10	7	340	20	4.04	6	133	0.13	47	10	81	130
JM RC-17-05	300	302	103743	EXT	0.518	0.5	6.81	62	170	1	2	0.07	0.6	16	11	3830	3.9	2.15	0.73	97	22	0.14	7	350	30	3.35	6	118	0.14	61	30	90	100
JM RC-17-05	302	304	103744	EXT	0.367	0.5	7.30	20	100	1	2	0.08	0.5	14	10	2980	5.53	2.2	0.58	140	48	0.18	4	440	25	4.42	6	180	0.14	81	10	62	60
JM RC-17-05	304	306	103745	EXT	0.428	0.6	4.1	7	80	1.1	2	0.08	0.5	17	6	3220	5.15	1.44	0.73	83	41	0.10	13	710	25	4.3	5	325	0.2	102	10	73	70
JM RC-17-05	306	308	103746	EXT	0.636	0.5	7.06	18	80	0.8	2	0.08	0.5	13	24	4000	5.4	2.03	0.48	108	28	0.17	11	440	23	4.91	6	176	0.14	75	20	88	20
JM RC-17-05	308	310	103747	EXT	0.432	0.5	7.61	18	190	1.2	2	0.07	0.6	38	17	3130	4.14	2.06	0.57	67	16	0.19	13	410	20	3.83	5	144	0.18	79	10	62	20
JM RC-17-05	310	312	103748	ORG	0.54	0.5	7.62	12	130	1.1	2	0.07	0.5	17	13	3480	5.31	1.86	0.42	134	20	0.29	14	380	19	4.34	6	232	0.18	74	10	34	10
JM RC-17-05	312	314	103750	EXT	0.883	0.5	7.48	12	130	1.2	3	0.07	0.5	15	18	4210	5.88	2.26	0.38	128	20	0.24	10	578	18	4.94	6	286	0.17	73	10	28	20
JM RC-17-05	314	316	103751	EXT	0.534	0.5	5.88	14	120	0.7	2	0.08	0.6	14	12	3290	4.62	1.01	0.3	54	15	0.18	13	380	22	4.46	5	179	0.15	74	10	63	10
JM RC-17-05	316	318	103752	EXT	0.581	0.8	8.75	38	310	1.6	2	0.09	0.5	37	38	2960	4.52	2.44	0.54	96	18	0.22	48	480	18	3.08	6	318	0.36	134	10	90	30
JM RC-17-05	318	320	103753	EXT	0.554	0.7	6.12	230	80	1	2	0.04	0.6	19	29	3018	4.5	2.58	0.41	42	27	0.17	22	618	11	4.48	6	338	0.17	100	10	45	50
JM RC-17-05	320	322	103754	EXT	0.417	0.5	6.77	54	90	0.6	2	0.06	1.1	11	17	3290	5.79	2.87	0.32	110	38	0.15	7	388	18	5.87	5	164	0.16	81	10	56	50
JM RC-17-05	322	324	103755	EXT	0.522	1.2	8.13	66	100	1.2	2	0.08	1.5	17	22	4110	5.38	1.46	0.62	71	25	0.16	24	358	22	4.88	6	241	0.2	184	10	79	50
JM RC-17-05	324	326	103756	EXT	0.418	0.5	6.48	17	380	1.5	2	0.07	2	21	27	2986	5.18	1.4	1.32	186	14	0.15	47	530	18	3.42	5	138	0.24	138	10	162	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-17-05	326	328	103757	EXT	0.44	0.5	8.71	14	290	1.6	2	0.06	0.5	11	28	3060	3.36	1.68	1.09	83	19	0.13	43	440	7	1.88	5	154	0.23	124	10	106	10
JM RC-17-05	328	330	103758	EXT	0.477	0.7	8.65	11	350	1.6	2	0.07	0.5	15	25	3440	4.38	1.52	0.62	98	12	0.14	38	510	10	2.76	5	187	0.27	120	10	102	10
JM RC-17-05	330	332	103759	EXT	0.482	0.5	8.51	12	120	1.4	2	0.08	0.5	23	25	2880	5.08	1.74	1.04	65	17	0.13	41	500	10	4.4	5	152	0.2	130	10	111	10
JM RC-17-05	332	334	103760	EXT	0.445	0.5	8.13	24	120	1.2	2	0.11	0.5	21	24	2940	4.8	1.62	0.62	114	16	0.17	23	510	25	3.66	5	235	0.22	113	10	75	10
JM RC-17-05	334	336	103761	EXT	0.462	0.5	7.25	16	180	1.2	2	0.11	0.5	12	16	5470	3.78	1.78	0.48	78	29	0.16	23	460	26	3.08	5	241	0.19	81	20	63	10
JM RC-17-05	336	338	103762	EXT	0.063	0.7	7.21	17	130	1	2	0.12	0.5	25	25	3480	5.32	1.96	0.42	143	21	0.19	24	510	27	4.2	5	280	0.18	85	60	44	130
JM RC-17-05	338	340	103763	EXT	0.442	0.7	5.84	13	120	0.7	2	0.11	0.5	13	12	3050	4.72	2.08	0.27	58	22	0.16	10	460	22	4.5	5	241	0.13	87	10	64	10
JM RC-17-05	340	342	103764	EXT	0.542	4.1	4.96	11	50	0.5	2	0.05	0.5	11	7	2820	4.60	1.78	0.21	40	13	0.13	9	410	16	4.82	5	226	0.08	54	10	28	10
JM RC-17-05	342	344	103765	EXT	0.6	5.2	4.85	31	40	0.7	2	0.07	0.6	11	20	2620	5.67	1.28	0.21	110	10	0.13	10	470	16	5.15	5	281	0.08	55	10	44	10
JM RC-17-05	344	346	103766	EXT	0.521	1.5	6.07	160	80	0.8	2	0.07	0.5	12	23	3860	4.2	1.98	0.25	51	25	0.16	15	530	22	4.61	5	280	0.11	55	10	47	50
JM RC-17-05	346	348	103767	EXT	0.534	2.3	8.14	51	90	0.9	2	0.08	1.2	8	12	3610	5.4	2.06	0.35	106	16	0.13	12	530	19	4.73	5	274	0.08	65	10	51	50
JM RC-17-05	348	350	103768	EXT	0.747	1.3	6.57	10	190	1.4	2	0.05	0.5	9	9	3650	4.99	1.86	0.51	53	19	0.11	12	490	21	3.74	5	271	0.1	47	10	60	10
JM RC-17-05	350	352	103769	EXT	0.511	1.8	5.94	44	80	0.9	2	0.08	1.7	18	21	3660	8.5	1.66	0.4	110	21	0.11	18	330	18	4.64	5	154	0.13	64	10	62	50
JM RC-17-05	352	354	103770	EXT	0.744	1.2	5.43	8	120	1	2	0.05	0.5	10	11	4090	4.48	1.62	0.45	65	15	0.1	11	450	18	4.16	5	285	0.08	56	10	38	10
JM RC-17-05	354	356	103771	ORG	0.665	0.8	6.4	8	100	0.8	2	0.04	0.5	13	13	6150	5.78	2.00	0.46	121	35	0.12	13	300	23	4.82	5	157	0.11	66	10	47	10
JM RC-17-05	356	358	103773	EXT	0.585	6.3	6.65	38	120	1	2	0.05	1.5	17	29	3450	4.75	1.56	0.54	122	18	0.13	20	380	18	3.63	5	196	0.14	76	10	116	20
JM RC-17-05	358	360	103774	EXT	0.368	1.4	6.13	104	120	0.6	2	0.07	1.4	10	17	3010	4.75	1.54	0.43	58	17	0.14	13	460	24	4.5	5	266	0.13	64	10	73	40
JM RC-17-05	360	362	103775	EXT	0.418	0.5	5.86	126	100	0.8	2	0.08	1.8	8	14	4110	5.37	1.67	0.31	116	23	0.14	11	550	28	4.82	5	356	0.09	57	10	72	70
JM RC-17-05	362	364	103776	EXT	0.501	1.8	6.9	130	70	0.8	2	0.08	4.9	14	26	4400	4.88	1.57	0.38	55	30	0.19	14	380	41	4.91	5	182	0.13	74	20	128	60
JM RC-17-05	364	366	103777	EXT	0.503	0.7	5.6	82	100	0.8	2	0.05	1.5	13	19	3420	6.2	2.05	0.37	130	22	0.13	12	250	12	5.45	5	104	0.09	58	10	92	60
JM RC-17-05	366	368	103778	EXT	0.375	3.3	6.78	142	130	0.7	2	0.08	4.3	11	26	2990	4.3	1.86	0.3	71	26	0.16	21	260	19	3.08	5	133	0.11	54	30	102	60
JM RC-17-05	368	370	103779	EXT	0.448	2.5	7.44	186	80	1	3	0.16	2.4	306	99	3620	5.84	1.53	0.35	128	30	0.28	198	440	46	4.92	5	182	0.2	94	1220	256	30
JM RC-17-05	370	372	103780	EXT	0.38	0.9	6.75	24	470	1.5	2	0.09	0.5	192	32	3490	2.88	1.44	0.4	82	10	0.3	66	540	25	2.72	5	179	0.24	106	940	121	20
JM RC-17-05	372	374	103781	EXT	0.328	0.8	6.37	53	500	1.8	2	0.11	4.5	24	33	4010	4.38	1.56	1.25	288	20	0.24	33	860	51	1.8	5	337	0.2	134	40	252	30
JM RC-17-05	374	376	103782	EXT	0.354	1	6.72	32	500	1.8	2	0.1	5.6	56	26	3730	3.52	1.36	1.34	303	23	0.22	22	880	45	1.42	5	239	0.21	104	310	535	30
JM RC-17-05	376	378	103783	EXT	0.402	1.4	6.95	27	400	1.4	2	0.09	1.6	27	13	3100	3.38	1.18	1.01	231	16	0.16	19	440	26	1.9	5	180	0.13	73	120	263	20
JM RC-17-05	378	380	103784	EXT	0.371	0.8	5.88	27	320	1	2	0.07	0.5	10	12	3880	3.04	1.56	0.8	108	12	0.15	8	300	30	2.4	5	148	0.11	63	30	123	30
JM RC-17-05	380	382	103785	EXT	0.41	0.7	6.43	31	330	1.2	2	0.06	0.8	24	19	3370	3.98	1.52	0.88	217	14	0.15	20	240	25	2.33	5	106	0.15	76	60	201	40
JM RC-17-05	382	384	103786	EXT	0.345	0.8	6.85	34	210	1.3	2	0.08	1.2	25	20	3610	4.27	1.52	0.91	193	14	0.2	19	330	30	2.64	5	110	0.19	90	60	230	30
JM RC-17-05	384	386	103787	EXT	0.388	0.8	5.88	42	180	1.1	2	0.08	0.6	19	15	2740	4.04	1.4	0.62	160	16	0.14	14	310	30	2.95	5	119	0.15	63	10	121	40
JM RC-17-05	386	388	103788	EXT	0.306	1.1	6.51	27	210	1	2	0.12	0.5	27	14	2570	3.44	1.28	0.57	136	13	0.16	12	330	41	2.51	5	142	0.19	76	140	130	20
JM RC-17-05	388	390	103789	EXT	0.438	1.1	7.82	54	190	1.3	2	0.17	1.2	26	22	3660	4.18	1.48	0.71	167	14	0.21	25	440	47	2.71	5	152	0.21	90	30	222	30
JM RC-17-05	390	392	103790	EXT	0.381	0.6	5.35	18	230	1.1	2	0.04	0.6	7	7	3740	3.56	1.96	0.59	114	6	0.13	8	530	18	2.82	5	337	0.08	54	10	75	20
JM RC-17-05	392	394	103791	EXT	0.314	0.5	6.47	36	230	1.1	2	0.09	0.6	12	17	3770	3.44	1.4	0.44	136	19	0.2	13	410	48	2.28	5	216	0.17	73	10	120	40
JM RC-17-05	394	396	103792	EXT	0.367	0.7	6.17	18	190	0.9	2	0.08	0.5	6	15	2770	3.62	1.22	0.53	105	14	0.17	6	280	53	2.54	5	100	0.14	66	10	94	10
JM RC-17-05	396	398	103793	EXT	0.29	0.9	7.07	27	190	1	2	0.06	0.6	13	17	4140	3.57	1.52	0.48	106	25	0.18	19	460	47	2.75	5	236	0.14	73	10	126	30
JM RC-17-05	398	400	103794	EXT	0.56	1	5.96	14	150	1.2	2	0.07	0.5	12	18	4330	4.34	1.48	0.86	192	13	0.11	15	470	17	2.83	5	313	0.11	60	10	110	20
JM RC-17-05	400	402	103795	EXT	0.467	0.6	6.16	17	300	1.6	2	0.07	0.5	15	13	2980	3.23	1.98	0.76	164	15	0.13	17	320	19	1.78	5	63	0.13	66	10	174	10
JM RC-17-05	402	404	103796	EXT	0.406	1	6.12	24	270	1.4	2	0.07	0.5	14	16	3060	3.79	1.35	0.89	156	15	0.16	17	410	22	2.91	5	60	0.13	65	10	183	20
JM RC-17-05	404	406	103797	EXT	0.46	1.5	7.2	16	340	1.9	2	0.09	0.5	12	20	5370	4.56	1.24	0.93	253	14	0.32	21	650	23	2.27	5	65	0.17	79	10	324	10
JM RC-17-05	406	408	103798	ORG	0.554	0.5	8.08	18	310	1.9	2	0.1	0.5	15	35	2710	4.06	1.42	1.06	425	6	0.32	30	650	15	1.72	5	46	0.27	115	10	384	10
JM RC-17-05	408	410	103800	EXT	0.343	1.2	8.31	10	240	1.3	2	0.08	0.5	8	10	3120	3.31	1.87	0.67	134	27	0.13	8	280	24	2.44	5	60	0.12	59	10	108	10
JM RC-17-05	410	412	103801	EXT	0.407	0.5	8.07	27	130	1	2	0.07	0.8	16	22	2820	4.33	1.52	0.45	126	18	0.15	18	380	42	3.1	5	113	0.15	88	20	163	30
JM RC-17-05	412	414	103802	EXT	0.403	1.1	8.42	10	130	1.2	2	0.07	0.5	21	15	3240	4.09	1.58	0.46	100	20	0.14	17	390	25	2.82	5	88	0.14	88	10	90	10
JM RC-17-05	414	416	103803	EXT	0.48	1.6	8.32	18	960	1.6	2	0.14	0.6	32	42	4170	2.65	1.78	0.36	104	23	0.24	29	420	72	1.38	5	100	0.25	85	10	130	10
JM RC-17-05	416	418	103804	EXT	0.261	0.5	8.61	12	210	1.6	2	0.08	0.5	21	62	3070	3.2	1.64	0.37	72	15	0.27	32	750	10	2.86	5	53	0.16	91	10	62	10
JM RC-17-05	418	420	103805	EXT	0.307	0.6	8.51	12	300	1.6	2	0.08	0.5	17	63	3320	2.6	1.86	0.35	58	10	0.28	31	740	7	2.6	5	50	0.15	82	10	80	10
JM RC-18-05	0	2	103806	EXT	0.038	0.5	6.87	7	410	1	2	3.67	0.5	17	13	173	3.74	1.3	1.01	750	2	1.88	7	680	3	0.26	5	408	0.38	134	10	66	30
JM RC-18-05	2	4	103807	EXT	0.013	0.5	7.23	8	420	1	2	3.8	0.5	18	11	112	3.89	1.45	1.28	636	2	1.8	12	660	4	0.11	5	438	0.41	138	10	72	20
JM RC-18-05	4	6	103808	EXT	0.005	0.5	7.15	7	420	1	2	3.63	0.5	18	16	45	3.86	1.48	1.32	638	2	2.11	11	600	2	0.02	5	425	0.42	145	10	64	20
JM RC-18-05	6	8	103809	EXT	0.005	0.5	8.24	8	500	1	3	4.13	0.6	12	14	47	3.81	1.67	1.48	713	4	2.46	6	740	7	0.01	5	438	0.42	154	10	72	40
JM RC-18-05	8	10	103810	EXT	0.005	0.5	8.63	8	460	1	2	4.52	0.8	14	11	56	3.81	1.56	1.67	796	1	2.49	8	830	6	0.01	5	485	0.44	154	10	73	30
JM RC-18-05	10	12	103811	EXT	0.005	0.5	8.42	7	450	1	3	4.4	0.8	14	10	45	3.65	1.5	1.61	751	1	2.35	8	790	6	0.01	5	481	0.43	149	10	68	20
JM RC-18-05	12	14	103812	ORG	0.005	0.5	8.43	7	470	1	2	4.37	0.9	13	10	60	3.56	1.58	1.51	739	1	2.36	7	770	6	0.01	5	456	0.41	146	10	70	20
JM RC-18-05	14	16	103814	EXT	0.005	0.5	7.6	7	460	1	2	4.13	0.7	13	10	57	3.44	1.53	1.45	733	1	2.33	7	750	6	0.01	5	432	0.41	142	10	65	20
JM RC-18-05	16	18	103815	EXT	0.005	0.5	7.96	6	430	1	2	4.19	0.8	14	10	51	3.55	1.42	1.54	743	1	2.43	7	770	6	0.01	5	451	0.43	147	10	67	10
JM RC-18-05	18	20	103816	EXT	0.005	0.5	8.18	5	430	0.8	3	4.25	0.8	13	10	42	3.45	1.48	1.51	748	1	2.4	7	780	4	0.01	5	437	0.41	150	10	68	10
JM RC-18-05	20	22	103817	EXT	0.005	0.5	7.89	5	420	1	2	4.1	0.7	14	8	40	3.47	1.46	1.48	780	1	2.31	8	740	6	0.01	5	428	0.4	147	10	67	10
JM RC-18-05	22	24	103818	EXT	0.005	0.5	7.94	5	440	1	2	4.03	0.9	15	13	42	3.55	1.5	1.52	755	1	2.33	7	780	6	0.01	5	436	0.41	136	10	68	10
JM RC-18-05	24	26	103819	EXT	0.005	0.5	8.37	5	440	1	2	4.08	1	14	10	51	3.81	1.5	1.68	717	1	2.4	8	780	5	0.01	5	451	0.41	138	10	68	10
JM RC-18-05	26	28	103820	EXT	0.005	0.5	8.17	5	430	1	2	4.21	0.8	13	10	65	3.81	1.44	1.64	724	1	2.39	7	780	6	0.01	5	451	0.42	144	10	67	10
JM RC-18-05	28	30	103821	EXT	0.007	0.5	8.03	5	440	1	2	4.26	0.8	13	8	34	3.51	1.54	1.4	684	1	2.18	7	780	6	0.01	5	436	0.38	125	10	65	10
JM RC-18-05	30	32	103822	EXT	0.007	0.5	7.94	6	450	0.8	3	4.47	1	13	8	41	3.53	1.56	1.04	754	1	2.28	6	780	7	0.01	5	457	0.4	125	10	67	10
JM RC-18-05	32	34	103823	EXT	0.006	0.5	7.98	5	440	0.9	2	4.33	0.8	12	8	42	3.35	1.51	1.03	612	1	2.17	5	780	5	0.01	5	435	0.41	138	10	62	20
JM RC-18-05	34	36	103824	EXT	0.005	0.5	7.8	5	440	0.9	3	4.19	0.8	13	8	78	3.36	1.51	1.04	865	1	2.18	5	740	7	0.01	5	425	0.4	138	10	65	20
JM RC-18-05	36	38	103825	EXT	0.005	0.5	7.78	6	430	0.9	5	4.79	0.6	12	8	54	3.41	1.45	1.08	869	1	2.21	7	750	7	0.01	5	443	0.36	117	10	64	10
JM RC-18-05	38	40	103826	EXT	0.005	0.5	7.57	5	420	0.9	4	4.2	0.8	13	8	34	3.34	1.47	1.28	838	1	2.27	8	730	7	0.01	5	428	0.38	116	10	63	10
JM RC-18-05	40	42	103827	EXT	0.005	0.5	7.75	8	430	0.9	2	3.64	0.8	13	8	30	3.37	1.46	1.56	877	1	2.27	7	750	8	0.01	5	424	0.36	122	10	61	10
JM RC-18-05	42	44	103828	EXT	0.006	0.5	8.21	7	470	1	2	4.02	0.8	14	8	50	3.56	1.83	1.65	781	1	2.29	7	780	7	0.01	5	451	0.38	125	10	67	10
JM RC-18-05	44	46	103829	EXT	0.005	0.5	8.24	6	470	1	4	3.91	0.8	14	8	53	3.57	1.58	1.43	741	1	2.43	6	770	7	0.01	5	458	0.4	130	10	67	10
JM RC-18-05	46	48	103830	EXT	0.005	0.5	7.94	5	460	1	2	4.19	0.7	13	9	32	3.48	1.57	1.48	615	2	2.28	6	740	5	0.01	5	444	0.4	134	10	62	10
JM RC-18-05	48	50	103831	EXT	0.006	0.5	7.71	5	480	0.8	2	4.11	0.8	14	9	40	3.53	1.58	1.36	686	1	2.38	6	750	7	0.01	5	480	0.4	136	10	68	10
JM RC-18-05	50	52	103832	EXT	0.005	0.5	7.71	8	470	1	2	4.11	0.9	14	9	50	3.44	1.58	1.4	781	1	2.37	7	780	64	0.01	5	481	0.41	146	10	68	10
JM RC-18-05	52	54	103833	EXT	0.005	0.5	8.18	8	440	1	3	3.82	0.9	14	9	48	3.5	1.52	1.51	825	1	2.64	6	800	8	0.01	5	453	0.41	145	10	67	10
JM RC-18-05	54	56	103834	EXT	0.005	0.5	8.14	5	480	1	4	3.86	0.8	13	10	52	3.58	1.56	1.53	825	1	2.61	9	770	8	0.01	5	463	0.4	140	10	78	10
JM RC-18-05	56	58	103835	EXT	0.005	0.5	7.75	18	430	0.8	2	4.08	1	13	11	50	3.53	1.47	1.5	865	2	1.73	7	780	14	0.01	5	344	0.39	145	10	80	30
JM RC-18-05	58	60	103836	EXT	0.005	0.5	7.67	8	430	0.9	3	4.65	0.8	14	14	44	3.67	1.33	1.58	675	2	2.13	10	770	7	0.01	5	432	0.42	150	10	68	10
JM RC-18-05	60	62	103837	EXT	0.005	0.5	7.88	8	430	0.8	3	4.88	0.8	13	10	58	3.81	1.33	1.58	634	1	2.24	8	820	7	0.01	5	481	0.44	158	10	72	10
JM RC-18-05	62	64	103838	EXT	0.019	0.5	7.57	5	440	0.8	2	4.47	0.8	14	10	33	3.8	1.48	1.47	880	3	2.15	8	780	7	0.01	5	442	0.41	147	10	65	10
JM RC-18-05	64	66	103839	EXT	0.009	0.5	8	5	470	0.9	3	4.33	0.9	14	10	40	3.67	1.51	1.47	1025	1	2.25	7	780	10	0.01	5	487	0.42	148	10	67	10
JM RC-18-05	66	68	103840	EXT	0.005	0.5	7.72	6	470	0.9	2	3.83	0.9	13	8	53	3.55	1.5	1.38	983	1	2.43	8	780	8	0.01	5	513	0.41	148	10	72	20
JM RC-18-05	68	70	103841	EXT	0.005	0.5	7.57	16	440	1	2	3.77	1	14	8	86	3.48	1.42	1.44	851	1	2.02	7	780	16	0.01	5	436	0.39	138	10	104	20
JM RC-18-05	70	72	103842	EXT	0.005	0.5	7.43	10	480	0.8	2	4.22	1	14	8	67	3.56	1.24	1.5	883	1	2.11	8	790	12	0.01	5	407	0.4	143	10	64	10
JM RC-18-05	72	74	103843	EXT	0.006	0.5	7.88	6	480	0.8	2	4.99	1	13	10	57	3.78	1.08	1.61	813	1	2.05	8	810	8	0.01	5	474	0.43	152	10	70	10
JM RC-18-05	74	76	103844	ORG	0.008	0.5	8.07	6	480	0.8	4	4.81	1.1	15	8	32	3.85	0.78	1.57	881	1	1.82	7	830	10	0.57	5	488	0.41	150	10	88	10
JM RC-18-05	76	78	103846	EXT	0.005	0.5	7.6	16	390	0.7	2	1.86	0.8	14	7	25	3.5	1.02	1.4	868	1	2.25	5	630	20	0.01	5	377	0.42	148	10	118	20
JM RC-18-05	78	80	103847	EXT	0.005	0.5	8.37	16	480	0.9	3	2.6	1.2	16	8	52	3.69	1.1	1.69	1225	1	2.13	8	870	17	0.01	5	436	0.46	163	10	100	20
JM RC-18-05	80	82	103848	EXT	0.005	0.5	7.98	14	310	0.8	2	3.64	1.3	15	100	47	3.57	0.58	1.7	1160	2	1.86	57	640	25	0.01	5	516	0.42	152	10	88	20
JM RC-18-05	82	84	103849	EXT	0.006	0.5	7.7	9	510	1	2	2.28	1.2	10	11	67	3.50	1.79	1.19	1375	1	0.97	4	810	65	0.01	5	188	0.37	110	10	164	10
JM RC-18-05	84	86	103850	EXT	0.006	0.8	7.81	25	600	1	2	2.75	1.6	8	9	31	2.96	1.57	0.82	1310	1	1.66	4	680	30	0.21	5	332	0.33	88	10	110	20
JM RC-18-05	86	88	103851	EXT	0.005	0.5	8.05	16	560	0.9	2	3.17	1.6	12	7	18	3.34	1	1.2	1340	2	2.25	6	630	20	0.53	5	616	0.37	114	10	91	20
JM RC-18-05	88	90	103852	EXT	0.007	0.5	8.12	12	580	0.9	2	2.06	1.1	8	10	48	3.16	1.72	1	640	3	1.27	4	910	66	0.01	5	353	0.35	110	10	124	10
JM RC-18-05	90	92	103853	EXT	0.006	0.6	8.2	14	630	1	2	3.67	0.8	15	4	5	3.03	1	1.26	764	1	2.08	6	840	16	0.01	5	668	0.41	132	10	98	10
JM RC-18-05	92	94	103854	EXT	0.032	0.5	7.72	15	560	1.1	2	1.07	0.8	14	17	140	4.05	1.48	0.98	557	1	0.85	4	780	40	0.01	5	172	0.31	126	10	140	10
JM RC-18-05	94	96	103855	EXT	0.023	0.5	7.24	9	500	1.1	2	0.79	0.8	12	17	112	4.24	1.38	0.94	661	1	0.5	7	770	48	0.01	5	88	0.29	135	10	148	10
JM RC-18-05	96	98	103856	EXT	0.014	0.5	7.42	30	550	1.2	2	1.88	1.3	14	9	120	4.2	1.11	0.7	788	3	0.85	6	880	34	0.85	5	225	0.38	118	10	124	10
JM RC-18-05	98	100	103857	EXT	0.007	0.5	7.87	43	650	1.2	3	3.2	0.9	14	4	77	3.78	1	0.93	764	1	2.21	8	1040	29	0.51	5	575	0.38	103	10	132	10
JM RC-18-05	100	102	103858	EXT	0.005	0.5	7.21	8	540	1.1	2	2.25	0.8	12	8	71	3.58	0.88	0.64	670	1	1.7	5	880	19	0.01	5	950	0.34	94	10	114	10
JM RC-18-05	102	104	103859	EXT	0.006	0.5	8.79	5	470	1	2	1.92	0.8	12	8	58	3.54	0.82	0.75	546	1	1.79	7	780	34	0.01	5	487	0.33	98	10	124	10
JM RC-18-05	104	106	103860	EXT	0.005	0.5	7.03	7	530	1	2	2.17	0.7	12	8	10	3.47	0.88	0.71	578	1	1.71	8	780	17	0.01	5	578	0.35	106	10	128	10
JM RC-18-05	106	108	103861	EXT	0.005	0.5	7.4	6	540	1.1	2	2.88	0.5	13	7	8	3.72	0.85	0.91	608	1	2.11	5	640	18	0.01	5	764	0.38	98	10	104	10
JM RC-18-05	108	110	103862	EXT	0.005	0.5	7.44	14	570	1.1	2	2.44	0.7	12	8	4	3.74	0.8	0.81	712	1	2.04	8	820	15	0.01	5	687	0.36	88	10	112	10
JM RC-18-05	110	112	103863	EXT	0.006	0.5	7.08	16	470	1.1	2	2.24	0.7	12	8	341	3.8	0.81	1.15	717	3	1.7	7	710	46	0.01	5	507	0.35	108	10	148	10
JM RC-18-05	112	114	103864	EXT	0.005	1.4	8.29	15	520	1.2	2	2.24	1	13	7	781	3.86	0.81	1.19	687	10	1.9	8	640	228	0.01	5	568	0.33	97	10	158	10
JM RC-18-05	114	116	103865	EXT	0.006	0.5	7.48	18	540	1.3	2	2.07	0.7	14	7	11	4.24	0.86	1.1	776	1	2.06	6	640	17	0.01	5	687	0.36	102	10	180	10
JM RC-18-05	116	118	103866	EXT	0.005	0.5	7.66	24	580	1.2	2	2.88	0.6	13	8	8	3.84	0.87	0.87	683	1	2.2	7	650	18	0.01	5	674	0.37	103	10	142	10
JM RC-18-05	118	120	103867	EXT	0.236	6	7.43	22	540	1.1	2	1.71	0.5	13	7	734	4.52	0.88	0.84	860	10	1.8	7	790	67	0.01	5	448	0.36	106	10	146	80

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-16-05	120	122	103768	ORG	0.006	0.5	7.61	15	500	1.2	2	2.79	0.6	13	4	15	3.96	0.81	1.22	700	1	2.24	8	770	21	0.01	5	572	0.36	123	10	148	10
JM RC-16-05	122	124	103770	EXT	0.005	0.5	7.37	17	470	1.2	2	2.93	0.6	13	7	11	3.41	0.93	1.34	688	1	2.30	8	740	16	0.01	5	583	0.36	115	10	113	10
JM RC-16-05	124	126	103771	EXT	0.005	0.5	8.6	13	480	1.1	2	2.84	0.6	11	7	8	2.89	0.81	1.2	633	1	2.18	8	620	7	0.01	5	489	0.32	103	10	82	10
JM RC-16-05	126	128	103772	EXT	0.006	0.5	7.77	23	410	1.3	2	2.85	0.6	13	7	106	3.3	0.80	1.3	676	1	2.84	6	680	10	0.01	5	558	0.36	121	10	86	10
JM RC-16-05	128	130	103773	EXT	0.006	0.5	6.68	18	380	1.1	3	2.8	0.6	12	4	110	3.07	0.79	1.22	588	1	2.7	8	580	7	0.01	5	514	0.34	111	10	84	10
JM RC-16-05	130	132	103774	EXT	0.006	0.5	6.98	18	430	1.2	2	2.71	1	12	7	122	3.11	0.76	1.3	663	1	2.48	8	600	68	0.01	5	536	0.33	112	10	81	10
JM RC-16-05	132	134	103775	EXT	0.006	0.5	6.08	15	470	1.1	2	2.8	0.6	12	4	29	2.97	0.77	1.23	600	1	2.28	7	570	5	0.01	5	444	0.32	108	10	74	10
JM RC-16-05	134	136	103776	EXT	0.006	0.5	6.02	12	580	1.1	2	2.72	0.6	10	5	31	2.85	0.76	1.2	677	1	1.92	8	570	6	0.01	5	347	0.31	98	10	76	10
JM RC-16-05	136	138	103777	EXT	0.005	0.5	7.22	7	640	1	2	1.76	0.6	10	5	306	3.02	0.86	0.87	788	6	1.38	10	790	64	0.21	5	225	0.37	126	10	118	10
JM RC-16-05	138	140	103778	EXT	0.115	0.5	7.63	7	580	1.1	2	0.7	0.6	8	16	386	4.42	1.14	0.71	205	45	0.18	10	1110	12	0.37	5	60	0.31	113	10	138	10
JM RC-16-05	140	142	103779	EXT	0.108	0.5	6.44	5	430	1	2	0.28	0.7	8	25	346	4.27	0.96	0.7	181	47	0.13	9	570	11	0.14	5	33	0.22	88	10	108	10
JM RC-16-05	142	144	103780	EXT	0.22	0.5	6.5	6	480	1.1	2	0.19	0.6	8	22	475	4.43	1.02	0.78	204	38	0.12	12	610	14	0.16	5	32	0.23	88	10	212	10
JM RC-16-05	144	146	103781	EXT	0.087	0.5	6.03	11	730	1.4	2	1.44	0.6	14	13	406	4.27	0.94	1.16	611	9	1.22	13	640	22	0.45	5	216	0.35	125	10	212	10
JM RC-16-05	146	148	103782	EXT	0.006	0.5	6.18	7	480	1.3	2	3.05	0.6	13	6	46	3.07	0.68	1.62	415	3	1.53	11	650	17	1.56	5	270	0.33	113	10	87	10
JM RC-16-05	148	150	103783	EXT	0.006	0.5	7.47	5	680	1.4	2	1.79	1.2	20	6	136	5	0.94	1.23	1348	4	1.57	16	750	18	0.01	5	247	0.33	121	10	158	10
JM RC-16-05	150	152	103784	EXT	0.006	0.5	7.64	18	710	1.4	2	0.7	1	20	6	176	4.34	1.18	1.22	1085	30	1.08	20	2140	16	0.04	5	207	0.36	140	10	237	10
JM RC-16-05	152	154	103785	EXT	0.135	0.5	7.61	22	400	1.2	4	4.58	1.1	5	33	316	4.11	2.15	0.34	112	60	0.33	11	1440	18	0.17	5	76	0.25	134	10	79	10
JM RC-16-05	154	156	103786	EXT	0.134	0.5	7	16	380	1.1	2	8.52	1	5	23	541	4.37	1.98	0.37	126	76	0.18	8	1080	9	0.25	5	74	0.2	101	10	115	10
JM RC-16-05	156	158	103787	EXT	0.134	0.5	6.43	14	378	1	5	4.27	0.6	4	21	320	3.43	1.73	0.82	91	56	0.15	8	680	17	0.36	5	112	0.17	80	10	88	10
JM RC-16-05	158	160	103788	ORG	0.212	0.5	6.28	13	400	1.2	2	0.31	0.6	4	22	366	4	1.7	0.4	144	75	0.18	8	680	18	0.16	5	83	0.17	88	10	148	10
JM RC-16-05	160	162	103790	EXT	0.263	0.5	7.47	8	530	1.4	5	0.29	0.6	7	32	438	5.85	2.38	0.79	291	66	0.11	12	610	7	0.08	5	41	0.26	121	10	273	10
JM RC-16-05	162	164	103791	EXT	0.37	0.6	8.76	8	450	1.8	2	0.3	0.6	5	30	447	5.17	2.36	0.66	180	66	0.1	13	680	7	0.12	5	46	0.2	180	10	344	10
JM RC-16-05	164	166	103792	EXT	0.363	0.7	7.23	5	770	1.8	2	0.22	0.6	8	38	584	5.90	2.82	1.2	281	41	0.08	19	630	7	0.34	5	65	0.28	112	10	442	10
JM RC-16-05	166	168	103793	EXT	0.312	1.4	6.81	8	630	1.8	2	0.18	0.6	8	32	626	4.88	2.34	0.75	208	46	0.08	15	720	9	0.1	5	100	0.23	111	10	247	10
JM RC-16-05	168	170	103794	EXT	0.457	0.5	7.66	8	670	2.2	2	0.18	1.1	10	35	1530	5.32	2.47	0.60	233	43	0.1	18	750	4	0.18	5	170	0.28	138	10	353	10
JM RC-16-05	170	172	103795	EXT	0.344	0.5	8.78	13	580	1.6	2	0.15	1	15	36	2340	6.12	1.92	1.16	242	43	0.06	27	620	6	0.33	6	101	0.28	120	10	457	10
JM RC-16-05	172	174	103796	EXT	0.182	0.5	8	5	530	1.8	2	0.28	0.6	10	33	1205	6.36	2.23	1.07	253	58	0.11	16	1150	13	0.37	5	208	0.28	128	10	343	10
JM RC-16-05	174	176	103797	EXT	0.257	0.5	7.65	13	880	2	2	0.21	1.1	8	33	984	5.54	2.33	1.06	288	53	0.1	17	770	8	0.2	5	187	0.28	133	10	340	10
JM RC-16-05	176	178	103798	EXT	0.217	0.5	7.28	10	430	1.7	3	0.2	0.9	11	30	3470	4.83	1.9	1.31	270	44	0.1	23	1080	15	0.37	5	413	0.25	122	10	328	10
JM RC-16-05	178	180	103799	EXT	0.254	0.5	7.48	8	800	1.8	2	0.17	1.1	13	30	3020	4.84	2.03	1.31	277	72	0.11	22	730	10	0.56	5	118	0.25	117	10	332	10
JM RC-16-05	180	182	103800	EXT	0.276	0.7	7.62	7	640	1.8	2	0.23	1	16	25	2900	5.34	2.29	1.14	278	91	0.12	21	640	13	1.62	5	111	0.18	117	10	290	10
JM RC-16-05	182	184	103801	EXT	0.386	0.5	7.37	8	410	1.4	2	0.17	1	17	29	5370	5.05	2.38	1.04	244	80	0.12	24	730	10	2.02	5	118	0.2	110	10	217	10
JM RC-16-05	184	186	103802	EXT	0.27	0.5	9.35	11	818	2.1	2	0.22	1.2	17	41	6010	5.60	2.28	1.82	366	100	0.17	25	600	9	1.16	5	88	0.27	134	10	383	10
JM RC-16-05	186	188	103803	EXT	0.307	1	6.87	14	478	2.1	2	0.25	1.6	15	36	4830	5.73	2.42	1.57	378	134	0.14	23	980	13	0.6	5	88	0.29	144	10	410	10
JM RC-16-05	188	190	103804	EXT	0.318	0.5	7.84	14	430	2	2	0.19	1.1	18	33	2840	5.7	2.08	1.44	383	40	0.13	21	740	7	0.47	5	60	0.28	132	10	375	10
JM RC-16-05	190	192	103805	EXT	0.254	0.5	6.34	11	720	2.2	2	0.19	1	13	34	2408	5.08	2.48	1.58	371	56	0.15	22	710	6	0.34	5	56	0.27	140	10	381	10
JM RC-16-05	192	194	103806	EXT	0.162	0.5	7.67	8	488	1.8	2	0.14	1	16	32	1875	5.47	1.98	1.88	400	46	0.28	25	740	7	0.71	5	52	0.23	132	10	407	10
JM RC-16-05	194	196	103807	EXT	0.203	0.5	6.55	15	680	2.1	2	0.19	1	16	36	2080	5.82	2.13	1.67	448	51	0.25	26	780	8	0.86	5	53	0.25	148	10	424	10
JM RC-16-05	196	198	103808	EXT	0.158	0.5	7.39	14	540	2	2	0.21	1	17	31	2818	5.05	1.9	1.7	373	47	0.25	23	680	5	0.8	5	45	0.2	134	10	383	10
JM RC-16-05	198	200	103809	EXT	0.222	0.5	7.72	11	705	1.8	2	0.2	1	17	26	3790	4.7	2.41	1.42	281	158	0.15	23	680	7	1.62	5	48	0.19	122	10	254	10
JM RC-16-05	200	202	103810	EXT	0.242	0.7	7.28	6	670	1.7	2	0.25	0.7	13	33	4480	4.11	2.52	1.84	217	137	0.12	19	680	9	1.4	5	64	0.14	108	10	146	10
JM RC-16-05	202	204	103811	ORG	0.188	0.5	6.25	17	400	2	2	0.21	1	10	33	3018	5.1	2.16	1.61	316	65	0.56	27	430	8	1.47	5	64	0.21	128	10	290	10
JM RC-16-05	204	206	103813	EXT	0.267	0.5	7.98	17	380	2.1	2	0.13	1.3	20	30	5138	5.08	2.12	1.32	282	125	0.83	25	520	5	1.68	5	58	0.2	125	10	343	10
JM RC-16-05	206	208	103814	EXT	0.197	0.5	7.38	10	500	1.8	2	0.12	1.3	18	29	3308	4.54	1.88	1.68	438	90	0.28	24	880	3	1.14	5	32	0.2	119	10	324	10
JM RC-16-05	208	210	103815	EXT	0.733	0.5	6.38	7	428	1.8	2	0.2	1.1	14	31	4018	5.16	2.41	1.71	348	68	0.41	29	830	7	1.08	5	45	0.23	130	10	247	10
JM RC-16-05	210	212	103816	EXT	0.23	0.5	7.68	8	388	2.1	2	0.23	1	16	38	3816	4.86	2.38	1.42	342	46	0.48	24	680	2	0.66	5	42	0.23	132	10	252	10
JM RC-16-05	212	214	103817	EXT	0.266	0.5	7.38	8	600	1.5	2	0.11	1.2	38	32	3818	5.25	2.43	1.27	273	77	0.33	23	440	3	1.41	5	58	0.21	134	10	148	10
JM RC-16-05	214	216	103818	EXT	0.214	0.5	7.36	14	810	1.6	2	0.31	1.1	17	30	2640	4.7	2.23	1.53	304	86	0.45	23	830	6	1.85	5	55	0.2	130	10	222	10
JM RC-16-05	216	218	103819	EXT	0.208	0.5	7.81	11	440	1.7	2	0.18	1.6	18	33	4000	4.65	1.5	1.87	387	43	0.62	28	670	7	1.11	5	55	0.2	133	10	334	10
JM RC-16-05	218	220	103820	EXT	0.178	0.5	7.3	11	440	1.7	2	0.15	0.8	23	32	3160	4.8	1.28	1.68	363	48	0.68	28	560	3	1.18	5	54	0.14	132	10	324	10
JM RC-16-05	220	222	103821	EXT	0.284	0.5	6.18	13	300	1.6	2	0.12	1.3	24	31	[illegible]	4.63	1.74	1.96	388	136	0.17	25	440	15	2.28	5	35	0.16	134	10	241	10
JM RC-16-05	222	224	103822	EXT	0.19	0.5	7.63	21	450	1.6	6	0.2	1.6	18	32	2140	4.51	1.47	1.84	378	63	0.7	27	880	11	1.24	5	61	0.21	132	10	313	10
JM RC-16-05	224	226	103823	EXT	0.273	0.5	4.21	5	850	1.6	2	0.14	1.2	27	36	3540	6.38	1.58	1.82	385	66	0.30	27	460	3	1.37	5	32	0.24	146	10	241	10
JM RC-16-05	226	228	103824	EXT	0.261	0.5	7.55	28	520	1.7	3	0.14	1.4	30	32	3830	4.34	1.43	1.52	303	128	0.21	23	520	12	1.66	5	33	0.17	131	10	210	10
JM RC-16-05	228	230	103825	EXT	0.143	0.5	8.14	10	380	1.5	2	0.17	1.2	32	30	3540	5.26	1.64	1.56	296	86	0.4	27	800	4	2.86	5	40	0.16	130	10	204	10
JM RC-16-05	230	232	103826	EXT	0.158	0.5	6.48	22	340	1.6	2	0.26	1.2	23	34	2870	6.56	1.47	1.78	373	76	1.13	38	880	5	2.13	5	41	0.34	146	10	314	10
JM RC-16-05	232	234	103827	EXT	0.208	0.5	7.87	11	330	2.2	2	0.32	1	34	61	4600	4.56	1.63	2.18	448	148	0.36	37	1430	4	8.7	5	35	0.24	187	10	288	10
JM RC-16-05	234	236	103828	EXT	0.281	0.5	6.18	13	380	2.1	3	0.17	1.3	30	37	6540	4.36	1.61	1.8	376	122	0.40	25	680	9	1.21	5	36	0.22	118	10	274	10
JM RC-16-05	236	238	103829	EXT	0.108	0.5	7.21	9	300	1.7	4	0.18	0.6	18	38	2028	4.65	1.32	1.84	470	64	0.91	26	730	11	0.66	5	35	0.22	132	10	308	10
JM RC-16-05	238	240	103830	EXT	0.240	0.5	7.24	8	710	1.5	2	0.12	1	18	31	2840	4.08	1.23	1.47	380	118	1	21	680	4	0.66	5	36	0.2	118	10	161	10
JM RC-16-05	240	242	103831	EXT	0.223	0.5	7.53	7	580	1.6	2	0.14	1	20	32	2830	4.82	1.73	1.54	285	48	1.18	25	660	5	0.76	5	35	0.2	126	10	204	10
JM RC-16-05	242	244	103832	EXT	0.147	0.5	7.6	5	580	1.6	2	0.12	1.1	16	32	1985	3.81	1.38	1.16	357	48	1.41	16	680	5	0.87	5	38	0.18	108	10	234	10
JM RC-16-05	244	246	103833	EXT	0.154	0.5	7.61	12	460	1.6	3	0.1	1.2	14	21	2440	3.05	1.38	1.19	371	56	1.25	16	370	5	0.87	5	38	0.14	93	10	238	10
JM RC-16-05	246	248	103834	EXT	0.179	0.5	7.76	15	680	1.8	2	0.11	1.2	18	23	2540	4.3	1.58	1.34	383	60	0.51	30	440	5	1.61	5	32	0.16	108	10	229	10
JM RC-16-05	248	250	103835	EXT	0.22	0.5	7.54	8	880	1.5	2	0.11	1.3	14	29	2380	3.3	1.52	1.44	381	63	1.35	18	418	5	0.76	5	44	0.17	128	10	214	10
JM RC-16-05	250	252	103836	EXT	0.172	0.5	7.4	10	880	1.5	2	0.1	1	20	18	2240	3.4	1.53	1.84	347	80	0.79	16	480	5	1.54	5	38	0.12	78	10	151	10
JM RC-16-05	252	254	103837	EXT	0.132	0.5	7.94	11	718	1.7	2	0.1	1.1	15	18	1898	3.33	1.88	1.19	277	51	0.85	17	438	2	1.36	5	38	0.14	71	10	230	10
JM RC-16-05	254	256	103838	ORG	0.144	0.5	7.28	8	380	1.4	2	0.1	1.1	13	18	1886	3.06	1.72	0.61	288	54	0.42	11	418	2	1.82	5	38	0.11	72	10	130	10
JM RC-16-05	256	258	103840	EXT	0.2	0.5	7.83	6	588	1.7	2	0.19	1	22	28	2140	4.58	1.61	1.88	488	37	0.46	23	740	2	0.88	5	38	0.21	122	10	198	10
JM RC-16-05	258	260	103841	EXT	0.223	0.5	6.79	6	238	1.2	2	0.18	1.2	20	32	2818	3.63	1.48	0.84	212	128	0.23	18	620	3	2.38	5	21	0.12	114	10	161	10
JM RC-16-05	260	262	103842	EXT	0.308	0.5	6.5	7	888	1.2	3	0.18	1.4	16	32	3818	3.78	1.12	1.3	300	104	0.74	23	630	2	1.23	5	28	0.16	114	10	118	10
JM RC-16-05	262	264	103843	EXT	0.333	0.6	7.04	11	570	1.2	2	0.19	1	14	28	2830	3.68	1.47	1.8	312	86	1.58	24	790	14	0.88	5	43	0.2	116	10	121	10
JM RC-16-05	264	266	103844	EXT	0.307	0.5	7.06	13	400	1.3	2	0.2	1.1	14	30	2740	3.95	1.29	1.68	400	72	1.29	23	780	7	0.78	5	38	0.16	116	10	182	10
JM RC-16-05	266	268	103845	EXT	0.335	0.5	7.57	9	440	1.3	2	0.24	1	14	32	3200	4.11	1.41	1.78	384	40	1.43	26	820	7	0.77	5	37	0.21	128	10	158	10
JM RC-16-05	268	270	103846	EXT	0.18	0.5	6.08	15	428	1.4	2	0.24	1.2	17	37	1818	4.65	1.41	2.22	421	52	1.87	28	880	4	0.62	5	48	0.24	148	10	165	10
JM RC-16-05	270	272	103847	EXT	0.173	0.5	7.47	13	340	1.3	4	0.23	0.8	18	34	1440	4.31	1.3	2.18	477	23	1.84	25	810	6	0.81	5	55	0.23	138	10	173	10
JM RC-16-05	272	274	103848	EXT	0.240	0.5	7.62	11	280	1.8	2	0.23	1.1	16	43	1820	4.3	1.44	2.13	344	44	0.74	32	880	3	0.68	5	27	0.23	134	10	180	10
JM RC-16-05	274	276	103849	EXT	0.104	0.5	7.75	12	380	2.2	3	0.24	0.8	22	131	1755	5.32	1.52	2.75	427	61	0.2	58	1080	6	0.73	5	20	0.33	182	10	275	10
JM RC-16-05	276	278	103850	EXT	0.142	0.5	7.97	16	380	2.2	2	0.25	2.3	24	182	1788	5.36	1.8	2.81	520	116	0.21	48	1100	30	0.87	5	21	0.34	202	10	475	10
JM RC-16-05	278	280	103851	EXT	0.205	0.5	8.34	17	330	1.8	2	0.24	1.1	22	130	3320	4.88	1.58	2.73	377	64	0.15	53	1030	3	1.18	5	19	0.28	176	10	227	10
JM RC-16-05	280	282	103852	ORG	0.228	0.8	7.27	12	570	1.3	2	0.17	1	15	38	2340	4.04	1.53	2	334	76	0.77	28	878	16	1.07	5	33	0.16	125	10	188	10
JM RC-16-05	282	284	103854	EXT	0.28	1	7.05	8	380	1.3	2	0.21	0.8	17	33	2540	4.12	1.38	1.92	343	76	0.35	25	630	11	1.03	5	18	0.19	124	10	228	10
JM RC-16-05	284	286	103855	EXT	0.244	1.2	7.08	15	318	1.5	2	0.21	1	18	48	2850	4.02	1.84	1.67	301	76	0.13	28	640	28	1.66	5	16	0.19	121	10	206	10
JM RC-16-05	286	288	103856	EXT	0.263	0.5	6.73	7	178	1.6	2	0.18	1.2	17	30	2280	4.74	1.08	1.48	247	61	0.18	24	780	34	2.75	5	25	0.14	112	10	183	10
JM RC-16-05	288	290	103857	EXT	0.258	0.5	6.6	13	180	1.5	2	0.18	1	18	28	2270	4.96	1.66	1.34	158	63	0.16	26	788	8	3.62	5	13	0.12	111	10	128	10
JM RC-16-05	290	292	103858	EXT	0.758	0.5	6.68	12	148	1.5	2	0.26	1	20	28	2328	4.94	2.21	1.17	180	78	0.15	24	880	6	3.82	5	12	0.11	108	10	134	10
JM RC-16-05	292	294	103859	EXT	0.360	0.5	7.58	8	520	2.2	2	0.22	1.1	18	31	1685	5.22	1.56	1.72	328	48	0.31	25	630	18	2.07	5	25	0.18	127	10	321	10
JM RC-16-05	294	296	103860	EXT	0.311	0.5	7.88	8	500	2.6	2	0.25	1	17	34	2530	5.88	1.54	2.11	388	58	0.27	26	900	2	1.78	5	15	0.21	138	10	321	10
JM RC-16-05	296	298	103861	EXT	0.278	0.5	7.62	4	618	2.1	2	0.25	1.2	18	34	2528	5.32	1.88	1.82	273	54	0.46	25	900	3	1.66	5	18	0.2	138	10	341	10
JM RC-16-05	298	300	103862	EXT	0.319	0.5	7.3	17	400	1.8	2	0.22	0.8	18	30	2540	4.88	1.55	1.58	223	57	0.29	25	840	2	1.68	5	14	0.17	128	10	218	10
JM RC-16-05	300	302	103863	EXT	0.337	0.5	7.65	18	400	2.4	3	0.29	1.2	25	48	2478	5.63	1.58	2.34	430	62	0.4	26	1100	2	1.28	5	15	0.25	158	10	388	10
JM RC-16-05	302	304	103864	EXT	0.301	0.5	6.06	5	500	2.2	2	0.3	1.1	24	68	1630	6.14	1.44	2.38	458	51	0.15	31	1298	2	1.12	5	10	0.3	178	10	527	10
JM RC-16-05	304	306	103865	EXT	0.343	0.5	6.05	11	578	2.4	2	0.36	1.1	20	45	1788	4.74	1.8	1.98	275	49	0.41	28	1000	2	1.58	5	13	0.24	148	10	344	10
JM RC-16-05	306	308	103866	EXT	0.356	0.5	7.17	12	388	1.3	2	0.26	1.2	17	34	1628	4.9	1.38	1.8	318	28	1.54	27	880	2	1.08	5	37	0.2	132	10	358	10
JM RC-16-05	308	310	103867	EXT	0.288	0.5	7.64	9	480	1.7	2	0.16	1	20	38	2220	4.8	1.27	1.88	253	46	0.74	28	730	2	1.8	5	18	0.24	134	10	338	10
JM RC-16-05	310	312	103868	EXT	0.329	0.5	7.24	18	400	1.7	2	0.18	0.7	17	30	2800	4.52	1.67	1.88	215	60	0.8	24	720	3	1.54	5	21	0.14	120	10	214	10
JM RC-16-05	312	314	103869	EXT	0.324	0.5	7.44	6	280	1.4	2	0.18	1.1	22	41	2630	4.95	1.27	1.56	188	50	0.72	31	710	3	2.23	5	21	0.18	132	10	182	10
JM RC-16-05	314	316	103870	EXT	0.331	0.5	7.03	16	540	1.8	3	0.2	0.8	18	28	2278	4.27	1.3	1.87	280	52	1.02	22	720	2	1.64	5	24	0.16	122	10	175	10
JM RC-16-05	316	318	103871	EXT	0.358	0.5	7.47	5	800	1.7	2	0.21	0.8	18	32	2220	4.88	1.38	1.8	307	34	1.41	28	830	3	1.08	5	30	0.2	136	10	193	10
JM RC-16-05	318	320	103872	EXT	0.303	0.5	7.38	6	580	1.6	2	0.21	0.8	16	31	1795	4.75	1.2	1.71	298	28	1.13	25	790	2	1.73	5	25	0.13	128	10	188	10
JM RC-16-05	320	322	103873	EXT	0.258	0.5	7.17	5	578	1.5	2	0.21	1	20	28	1746	4.58	1.37	1.86	316	71	1.33	24	770	2	1.76	5	31	0.15	123	10	188	10
JM RC-16-05	322	324	103874	EXT	0.312	0.5	7.29	10	480	1.5	2	0.24	1.1	17	31	2130	4.47	1.48	1.96	348	70	1.48	24	930	2	1.16	5	33	0.2	124	10	210	10
JM RC-16-05	324	326	103875	EXT	0.363	0.5	7.36	9	840	1.6	2	0.21	1.1	18	34	2930	4.84	1.38	1.76	324	68	1.16	28	800	2	1.26	5	27	0.2	138	10	208	10
JM RC-16-05	326	328	103876	EXT	0.3	0.5	7.02	8	278	1.6	2	0.21	1	18	38	2158	4.64	1.87	1.72	321	68	1.18	25	730	6	2.38	5	28	0.14	122	10	228	10
JM RC-16-05	328	330	103877	EXT	0.271	0.5	7.05	23	250	1.7	2	0.22	1	17	31	2758	4.87	1.51	1.82	250	78	1.18	28	880	6	3.11	5	44	0.15	138	10	215	10
JM RC-16-05	330	332	103878	EXT	0.284	0.5	7.05	15	380	1.5	2	0.25	1.2	18	42	1880	4.84	1.81	2.04	284	47	1.2	27	930	4	2.22	5	38	0.18	137	10	207	10
JM RC-16-05	332	334	103879	EXT	0.362	0.5	7.45	11	318	1.6	2	0.27	1	23	68	1980	6.58	1.87	2.0	483	51	0.46	34	1188	2	6.84	5	18	0.3	188	10	284	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-18-05	334	336	103980	EXT	0.271	0.5	6.01	5	270	2	2	0.27	1.1	23	76	3880	5.29	1.39	2.61	483	87	0.9	37	1110	3	1.39	5	25	0.28	164	10	300	10
JM RC-18-05	336	338	103981	EXT	0.245	0.5	7.3	15	540	1.7	2	0.23	1.1	19	44	2330	4.57	1.09	2.17	371	61	1.38	27	910	3	1.2	5	30	0.25	124	10	262	10
JM RC-18-05	338	340	103982	EXT	0.317	0.5	7.46	5	310	1.6	3	0.17	1.2	15	26	3140	4.1	1.14	1.36	240	160	1.22	22	730	5	1.99	5	28	0.15	109	10	160	10
JM RC-18-05	340	342	103983	EXT	0.325	0.5	5.7	5	180	1.1	2	0.13	0.8	20	38	3820	5.53	1.66	0.77	301	104	0.4	30	530	5	3.56	5	14	0.12	86	10	114	10
JM RC-18-05	342	344	103984	ORG	0.309	0.5	6.91	13	390	1.7	2	0.26	1.1	23	38	3100	5.31	1.46	1.54	246	60	0.6	25	480	4	2.60	5	34	0.16	130	10	353	10
JM RC-18-05	344	346	103986	EXT	0.306	0.5	6.96	5	440	2.2	2	0.2	1.2	25	46	3300	5.46	1.29	1.79	285	111	0.53	37	630	11	1.7	5	37	0.21	154	10	296	10
JM RC-18-05	346	348	103987	EXT	0.244	0.5	7.06	7	240	1.9	2	0.15	1	20	33	2610	4.44	1.4	1.26	227	67	1.04	21	480	22	2.08	5	64	0.14	107	10	226	10
JM RC-18-05	348	350	103988	EXT	0.346	0.5	7.82	9	340	2.1	2	0.12	1.1	16	33	3660	4.8	2.01	1.74	382	190	0.81	29	380	16	1.58	5	73	0.16	109	10	329	10
JM RC-18-05	350	352	103989	EXT	0.345	0.5	6.42	8	200	2	2	0.13	1.1	16	34	3070	4.42	1.66	1.37	375	187	0.29	30	480	3	1.94	5	67	0.15	95	10	184	10
JM RC-18-05	352	354	103990	EXT	0.491	0.7	6.25	5	380	2.1	2	0.16	0.8	18	35	4780	4.21	1.18	1.12	331	170	0.36	21	690	3	1.3	5	30	0.16	130	10	182	10
JM RC-18-05	354	356	103991	EXT	0.304	1.1	6.94	11	1070	1.9	2	0.16	1.2	10	36	3630	5.34	1.54	1.07	281	112	0.29	21	620	7	1.08	5	27	0.15	126	10	174	10
JM RC-18-05	356	358	103992	EXT	0.38	0.7	8.06	12	630	2.2	2	0.25	1.4	17	38	3790	4.62	1.74	1.38	351	292	0.8	24	780	18	1.22	5	25	0.19	130	10	251	10
JM RC-18-05	358	360	103993	EXT	0.275	0.5	6.77	5	700	1.6	2	0.21	1	14	28	2780	3.66	1.5	1.26	319	66	0.83	25	770	8	1.2	5	28	0.13	101	10	233	10
JM RC-18-05	360	362	103994	EXT	0.21	0.5	6.13	5	880	1.7	2	0.21	0.8	18	37	2380	5.23	1.28	1.57	484	73	2	27	780	8	1.42	5	31	0.22	144	10	240	10
JM RC-18-05	362	364	103995	EXT	0.273	0.5	7.38	5	860	1.7	2	0.22	1	12	31	2500	4.45	1.15	1.4	313	115	1.51	27	830	8	1.12	5	25	0.19	126	10	223	10
JM RC-18-05	364	366	103996	EXT	0.253	0.5	7.52	5	410	1.5	2	0.19	1	13	33	2180	5	1.53	1.45	484	181	1.56	26	710	7	1.47	5	22	0.2	126	10	207	10
JM RC-18-05	366	368	103997	EXT	0.266	0.7	7.77	10	330	1.6	2	0.19	1.1	17	30	2900	4.57	1.63	1.7	480	190	0.69	27	720	9	1.52	5	17	0.17	126	10	334	10
JM RC-18-05	368	370	103998	EXT	0.186	0.6	5.42	6	178	1.2	2	0.05	1.2	18	4	2410	4.14	2.31	0.46	130	79	0.11	12	280	10	3.74	5	17	0.05	33	10	103	10
JM RC-18-05	370	372	103999	EXT	0.196	0.5	8.56	11	250	1.4	2	0.14	1.1	12	19	1675	3.7	1.58	0.96	214	80	0.9	17	620	7	2.06	5	24	0.11	81	10	156	10
JM RC-18-05	372	374	104000	EXT	0.184	0.5	7.96	5	400	1.8	3	0.24	1.2	14	32	2240	5.22	1.54	1.55	377	106	1.83	26	330	14	2.34	5	43	0.18	130	10	270	10
JM RC-18-05	374	376	104001	EXT	0.218	0.5	7.42	5	500	1.5	2	0.19	0.8	12	31	2060	4.1	1.52	1.4	400	46	2.07	25	620	74	1.38	5	50	0.16	116	10	187	10
JM RC-18-05	376	378	104002	EXT	0.444	0.6	7.81	15	300	1.6	2	0.16	1.1	16	33	3360	4.45	1.35	1.44	494	79	2	26	560	30	1.77	5	67	0.18	127	10	187	10
JM RC-18-05	378	380	104003	EXT	0.463	0.8	7.16	5	810	1.8	2	0.17	2.1	16	32	3820	4.44	1.54	1.58	716	54	1.86	26	570	32	1	5	48	0.19	121	10	358	20
JM RC-18-05	380	382	104004	EXT	0.411	0.6	7.34	6	580	1.6	2	0.17	0.8	13	32	3190	4.46	1.68	1.54	558	81	1.42	25	500	21	0.78	5	35	0.2	132	10	248	10
JM RC-18-05	382	384	104005	EXT	0.346	0.5	7.3	5	440	1.5	2	0.14	0.9	14	39	2610	4.71	1.68	1.32	303	80	1.86	26	640	6	1.8	5	38	0.18	130	10	150	10
JM RC-18-05	384	386	104006	EXT	0.306	0.7	7.24	9	530	1.5	2	0.16	0.9	13	30	3800	4.73	1.42	1.2	357	106	0.82	21	670	15	1.64	5	25	0.16	114	10	166	10
JM RC-18-05	386	388	104007	EXT	0.673	0.7	8.09	11	640	2.5	2	0.16	1	14	34	2970	4.57	1.5	1.38	486	54	0.75	26	680	19	1.36	5	23	0.2	147	10	230	10
JM RC-18-05	388	390	104008	ORG	0.256	0.7	7.01	5	510	1.8	2	0.15	1	11	30	2340	4.04	1.32	1.4	505	67	1.32	24	510	7	1.2	5	33	0.17	136	10	303	10
JM RC-18-05	390	392	104010	EXT	0.217	0.5	6.64	8	840	1.5	2	0.11	0.8	14	19	2630	3.28	1.42	0.84	420	86	0.89	15	340	7	1.1	5	23	0.1	88	10	179	10
JM RC-18-05	392	394	104011	EXT	0.332	1.1	4.15	9	380	1.3	2	0.08	1	10	10	4680	3.64	1.64	0.66	300	121	0.35	13	380	9	1.68	5	20	0.08	48	50	121	10
JM RC-18-05	394	396	104012	EXT	0.348	1.2	5.36	5	320	1.1	2	0.08	0.8	12	8	4540	3.01	1.66	0.53	238	134	0.22	11	280	17	1.7	5	19	0.08	36	10	107	10
JM RC-18-05	396	398	104013	EXT	0.224	1.2	6.18	6	330	1.2	2	0.08	1.3	13	15	3860	3.74	1.43	0.66	314	90	0.45	12	380	18	1.8	5	24	0.1	58	10	131	10
JM RC-18-05	398	400	104014	EXT	0.252	1.2	6.08	5	340	1.1	2	0.05	1.4	17	7	3520	3.77	1.42	0.43	297	106	0.21	11	270	15	2.35	5	30	0.07	40	20	108	10
JM RC-19-06	0	2	104015	EXT	0.348	2	6.25	15	570	1.1	2	0.27	4.8	19	18	7570	4.28	1.08	1.02	1345	24	1.42	18	840	53	0.12	5	154	0.2	76	10	1065	10
JM RC-19-06	2	4	104016	EXT	0.162	0.6	6.77	17	880	1.1	2	0.32	8.7	22	18	4420	3.58	1.43	0.67	1410	23	2.08	16	630	21	0.12	5	186	0.16	45	10	1386	10
JM RC-19-06	4	6	104017	EXT	0.152	0.5	6.7	14	840	1.2	2	0.3	6.7	29	9	5280	3.76	1.43	0.78	1880	21	2.85	17	630	27	0.07	6	190	0.17	45	10	1295	10
JM RC-19-06	6	8	104018	EXT	0.329	2	6.29	30	950	1.4	2	0.13	1.8	13	29	6320	5.28	1.18	1.41	508	36	1.44	21	520	28	0.08	12	115	0.26	88	10	342	30
JM RC-19-06	8	10	104019	EXT	0.332	1.6	6.43	29	880	1.3	7	0.11	1.2	12	27	5210	5.40	1.5	1.31	524	26	1.44	19	570	28	0.06	5	135	0.28	87	10	254	20
JM RC-19-06	10	12	104020	EXT	0.388	3.1	5.60	18	810	1.3	7	0.13	1	8	23	1136	5.34	1.4	0.93	701	73	0.73	17	480	80	0.32	16	136	0.21	91	10	238	40
JM RC-19-06	12	14	104021	EXT	0.27	1.9	5.87	23	880	1.5	2	0.12	1.1	4	22	1980	5.36	1.42	0.64	513	57	0.71	12	530	80	0.38	6	106	0.19	80	10	198	40
JM RC-19-06	14	16	104022	EXT	0.332	2.6	5.57	21	730	1.2	2	0.08	1.2	4	23	1180	5.25	1.44	0.48	453	51	0.18	11	710	291	0.62	6	74	0.17	83	10	198	70
JM RC-19-06	16	18	104023	EXT	0.313	17.5	4.80	25	750	1.1	5	0.07	0.8	3	19	1260	4.01	1.25	0.38	382	33	0.16	8	730	8340	1.12	16	116	0.13	42	10	140	830
JM RC-19-06	18	20	104024	EXT	0.235	0.5	6.75	21	800	1.3	2	0.12	1.3	4	27	1080	5.8	1.64	0.46	408	37	0.57	12	880	732	0.37	8	112	0.2	112	10	158	170
JM RC-19-06	20	22	104025	EXT	0.280	1.6	4.95	24	430	1	2	0.17	0.8	3	12	643	3.83	1.5	0.41	174	26	0.51	8	470	81	0.73	9	83	0.12	58	10	64	40
JM RC-19-06	22	24	104026	EXT	0.142	0.7	4.90	8	410	0.6	2	0.07	0.8	9	3	718	3.21	1.4	0.91	306	10	0.78	8	270	28	0.38	5	86	0.08	38	10	120	10
JM RC-19-06	24	26	104027	EXT	0.432	1.7	6.04	18	850	1.3	5	0.11	1.1	12	25	1810	5.10	1.38	1.17	508	22	1.7	18	640	47	0.14	5	122	0.23	87	10	238	50
JM RC-19-06	26	28	104028	ORG	0.202	2	6.64	56	880	1.5	2	0.12	1.1	14	28	1835	5.45	1.08	1.35	384	14	1.28	23	540	28	0.01	86	125	0.26	111	10	277	130
JM RC-19-06	28	30	104030	EXT	0.421	2.2	6.16	114	880	1.3	4	0.13	1	15	30	1865	5.64	1.62	1.13	512	17	0.95	28	500	38	0.13	57	106	0.34	103	10	230	80
JM RC-19-06	30	32	104031	EXT	0.266	1.4	5.45	50	540	1	2	0.28	1.1	11	23	3380	4.58	1.45	1.11	602	10	1.21	18	640	38	0.23	48	106	0.21	87	10	213	60
JM RC-19-06	32	34	104032	EXT	0.282	2.1	4.9	38	510	1.4	2	0.63	1.2	14	33	7870	5.23	1.66	1.44	500	7	1.65	23	600	31	0.45	6	126	0.3	110	10	206	30
JM RC-19-06	34	36	104033	EXT	0.305	1.4	5.71	148	910	1.4	2	0.16	1	10	18	1450	3.95	1.46	0.83	480	11	0.41	15	380	28	0.08	207	75	0.17	67	10	183	180
JM RC-19-06	36	38	104034	EXT	0.374	1	4.6	61	670	0.9	2	0.07	0.7	6	5	966	3.51	1.4	0.76	1015	6	0.55	18	200	47	0.04	103	76	0.07	32	10	281	60
JM RC-19-06	38	40	104035	EXT	0.334	1.3	4.18	31	580	0.7	3	0.25	0.5	7	3	775	3.72	1.43	0.82	802	10	0.68	6	190	28	0.2	30	84	0.08	31	10	184	40
JM RC-19-06	40	42	104036	EXT	0.24	0.6	5.53	18	980	1	2	0.48	0.8	6	5	2730	4.12	1.66	0.81	662	5	1.34	18	370	30	0.3	16	88	0.1	47	10	176	30
JM RC-19-06	42	44	104037	EXT	0.309	3	5.84	13	540	1.2	2	0.56	1.1	17	25	6070	4.81	1.24	1.21	448	7	1.18	18	520	32	0.38	5	111	0.23	84	10	225	30
JM RC-19-06	44	46	104038	EXT	0.217	1.3	5.64	67	840	1	2	0.4	1.1	13	23	4370	5.58	1.42	1.25	784	7	1.06	18	830	43	0.2	9	118	0.32	81	10	281	40
JM RC-19-06	46	48	104039	EXT	0.239	2.1	6.36	58	840	1.2	6	0.51	1.1	10	25	1875	5.01	3.56	1.44	1225	8	1.38	18	840	43	0.3	24	137	0.28	88	10	325	40
JM RC-19-06	48	50	104040	EXT	0.327	1.5	5.83	18	880	1.1	4	0.78	0.8	10	23	1836	5	2.88	1.4	1080	13	1.34	17	470	34	0.54	8	124	0.24	98	10	308	10
JM RC-19-06	50	52	104041	EXT	0.283	2.4	5.86	18	580	1.2	5	0.44	1.5	8	18	4380	4.88	3.25	1.33	1475	7	0.73	17	440	66	0.67	5	100	0.24	90	10	304	20
JM RC-19-06	52	54	104042	EXT	0.298	1.8	5.84	28	980	1.4	5	0.35	1	8	23	1540	5.41	3.54	1.33	1335	8	0.54	20	510	74	0.28	6	105	0.28	96	10	330	30
JM RC-19-06	54	56	104043	EXT	0.441	1.7	5.8	18	850	1.4	5	0.45	0.7	9	20	1886	5.04	3.23	1.4	750	12	0.98	18	420	38	0.31	8	120	0.24	88	10	283	10
JM RC-19-06	56	58	104044	EXT	0.484	1.8	6.15	53	840	1.4	7	0.55	1.6	11	21	4880	4.86	3.58	1.5	817	11	1.4	18	440	28	0.4	74	150	0.28	96	10	382	100
JM RC-19-06	58	60	104045	EXT	0.479	2.1	6.1	8	470	1	6	1.88	2.4	11	21	5120	4.74	2.76	1.19	1080	13	1.52	16	400	30	1.43	5	135	0.22	85	10	378	30
JM RC-19-06	60	62	104046	EXT	0.3	1.7	5.44	8	470	1.1	7	2.17	0.6	7	21	3830	4.45	2.84	1.32	853	20	1.74	14	490	26	1.48	5	180	0.25	80	10	155	30
JM RC-19-06	62	64	104047	EXT	0.287	2	5.19	33	450	1.1	7	0.88	0.9	17	20	3800	4.88	2.74	1.21	1385	13	1.46	18	420	30	0.82	13	120	0.23	66	10	786	30
JM RC-19-06	64	66	104048	EXT	0.4	1.8	5.92	19	430	1.4	7	0.65	1.5	24	31	4730	4.07	3.01	1.56	2580	18	1.18	28	880	31	0.71	8	108	0.27	95	10	1356	10
JM RC-19-06	66	68	104049	EXT	0.750	2.3	7.18	30	280	2	12	1.07	4.4	16	31	7700	6.43	3.45	2.32	1675	28	0.84	24	870	16	1.2	30	42	0.42	133	10	1125	70
JM RC-19-06	68	70	104050	EXT	0.409	1	4.87	39	340	1	9	0.51	2.2	25	30	3830	5.17	2.38	1.52	1806	16	1.84	21	480	22	0.86	63	128	0.27	95	10	1220	80
JM RC-19-06	70	72	104051	ORG	0.347	1.5	5.67	48	440	1	5	0.57	1.4	30	20	4370	4.08	2.79	1.47	1756	16	1.42	22	470	20	0.86	80	118	0.27	93	10	1079	100
JM RC-19-06	72	74	104053	EXT	0.286	1.8	6.25	18	370	1.2	5	0.82	1	31	25	3058	4.74	2.54	1.62	2500	13	2.15	28	880	16	0.81	5	144	0.31	102	10	1575	20
JM RC-19-06	74	76	104054	EXT	0.500	2.4	5.92	16	340	1	5	1.04	0.7	12	22	3880	4.18	2.18	1.52	1080	9	2.08	17	540	22	0.46	6	138	0.3	94	10	333	40
JM RC-19-06	76	78	104055	EXT	0.415	1.1	5.81	17	480	1.3	5	1.01	1.9	14	21	4440	4.83	2.88	1.48	1215	12	1.71	16	480	23	0.86	6	136	0.28	98	10	484	20
JM RC-19-06	78	80	104056	EXT	0.356	1.3	6.32	27	880	1.4	4	0.75	1	8	21	3250	4.78	3.37	1.28	742	18	1.38	19	530	37	0.48	21	104	0.27	93	10	370	60
JM RC-19-06	80	82	104057	EXT	0.477	1	6.88	47	420	1.4	6	0.83	0.6	9	23	2870	4.63	2.98	1.28	644	12	0.88	18	900	41	0.4	45	100	0.27	80	10	318	60
JM RC-19-06	82	84	104058	EXT	0.480	2.8	6.53	39	610	1.2	6	0.42	1	7	21	3880	5.88	3.33	1.46	788	11	1.38	18	480	34	0.32	18	134	0.28	83	10	284	30
JM RC-19-06	84	86	104059	EXT	0.515	1.8	6.78	57	770	1.3	2	0.31	1.2	2	1	8880	2.88	3.67	0.58	353	10	0.28	20	370	35	0.67	50	86	0.1	42	10	186	78
JM RC-19-06	86	88	104060	EXT	0.570	2	4.82	17	730	1.1	6	0.35	3.4	3	1	9100	3.87	3.24	0.54	881	13	0.24	14	330	38	0.88	6	88	0.08	38	10	407	10
JM RC-19-06	88	90	104061	EXT	0.476	3.4	5.63	22	980	1.2	7	0.54	34.3	8	12	8180	4.33	3.58	1.82	1420	6	0.34	30	480	50	1.28	6	72	0.16	78	10	663	30
JM RC-19-06	90	92	104062	EXT	0.427	2.7	6.83	35	810	1.2	8	0.33	0.8	10	21	4880	4.52	3.5	1.38	1180	6	0.85	27	530	51	0.58	6	85	0.26	100	10	625	10
JM RC-19-06	92	94	104063	EXT	0.380	3.2	6.81	34	740	1.3	10	0.35	1.5	12	23	4670	4.53	3.38	1.3	1370	6	0.74	23	610	68	0.01	15	64	0.27	106	10	684	10
JM RC-19-06	94	96	104064	EXT	0.250	1.8	6.73	14	518	1.3	6	0.3	2.3	15	22	3410	4.8	3.21	1.34	1880	6	1.36	27	580	43	0.38	6	104	0.27	86	10	678	10
JM RC-19-06	96	98	104065	EXT	0.307	2.6	6.17	23	810	1.4	7	0.51	4.4	16	17	5630	3.88	3.18	1.06	1065	6	0.58	34	470	44	0.7	14	71	0.25	86	16	537	10
JM RC-19-06	98	100	104066	EXT	0.284	1.3	6.34	15	700	1.2	4	0.51	3.5	11	8	3640	4.22	2.3	0.84	1336	4	1.08	14	610	18	0.41	13	152	0.16	80	10	524	10
JM RC-19-06	100	102	104067	EXT	0.23	1.3	4.33	21	570	1.2	4	1.46	1.1	17	14	2200	3.64	2.5	0.97	1880	3	1.82	18	620	23	0.01	11	236	0.19	62	10	667	20
JM RC-19-06	102	104	104068	EXT	0.226	1.2	7.82	11	600	1.2	5	1.88	1	7	14	1980	4.15	2.71	1.13	855	2	2.08	8	880	18	0.27	5	254	0.25	78	10	186	10
JM RC-19-06	104	106	104069	EXT	0.287	1.2	6.36	21	510	1.1	2	0.27	2	13	15	6300	4.28	2.58	1.38	1515	2	1.64	12	800	18	0.01	6	144	0.28	65	10	427	10
JM RC-19-06	106	108	104070	EXT	0.231	1.5	6.86	16	580	1.1	8	0.53	2	14	17	5830	4.2	2.63	1.34	1880	4	2.18	11	880	22	0.01	16	215	0.27	67	10	383	20
JM RC-19-06	108	110	104071	EXT	0.250	2.3	6.27	11	540	1.1	6	0.3	1.2	12	14	3880	4.56	2.8	1.15	2030	6	1.42	8	940	25	0.13	5	170	0.24	60	10	384	20
JM RC-19-06	110	112	104072	EXT	0.347	2	6.88	15	610	1.3	6	0.2	1.4	15	18	3300	5.33	3.04	1.41	2500	8	1.78	12	840	31	0.87	7	120	0.27	95	10	346	20
JM RC-19-06	112	114	104073	EXT	0.46	2.1	6.36	14	530	1.5	7	0.29	1.6	16	21	5640	4.64	2.86	1.86	2790	6	2.1	12	818	34	0.01	6	130	0.3	65	10	342	20
JM RC-19-06	114	116	104074	EXT	0.606	1.7	6.43	11	900	1.7	10	0.53	1.3	12	17	4780	5.80	2.64	1.63	1470	6	2.13	18	1020	34	0.01	9	154	0.44	128	10	266	20
JM RC-19-06	116	118	104075	EXT	0.462	1.3	6.69	14	350	2.1	11	0.57	1.2	15	13	3420	5.80	2.87	1.71	1225	7	2.44	10	1340	24	0.01	6	154	0.56	138	10	357	10
JM RC-19-06	118	120	104076	EXT	0.413	2	6.23	12	630	1.6	6	0.35	1.1	13	21	3440	5.3	3.05	1.4	1149	8	2.22	13	420	30	0.01	8	142	0.32	102	10	733	10
JM RC-19-06	120	122	104077	EXT	0.353	2.1	6.38	8	900	1.6	4	0.42	1.1	10	23	3830	5.42	3.00	1.00	985	4	2.16	14	140	19	0.00	6	146	0.34	112	10	248	20
JM RC-19-06	122	124	104078	ORG	0.334	1.9	6.34	8	480	1.9	10	0.42	1	6	22	3880	4.77	2.88	1.57	951	5	2.05	14	680	26	0.01	5	146	0.32	102	10	224	10
JM RC-19-06	124	126	104080	EXT	0.32	1.7	6.72	22	440	1.7	7	0.16	1	10	25	2380	6.38	2.67	1.62	1210	6	1.63	16	980	26	0.01	13	114	0.33	108	10	338	20
JM RC-19-06	126	128	104081	EXT	0.525	1.8	6.78	22	480	1.7	4	0.11	0.9	11	25	1910	6.74	3.32	1.64	1420	16	1.23	18	920	25	0.01	13	88	0.34	111	10	327	10
JM RC-19-06	128	130	104082	EXT	0.36	1.8	6.8	18	510	1.8	4	0.12	0.8	8	20	1385	4.88	3.27	2	986	8	1.63	17	820	22	0.01	10	102	0.35	108	10	250	10
JM RC-19-06	130	132	104083	EXT	0.292	1.8	6.78	19	440	2	6	0.11	0.8	6	22	1055	4.77	3.22	1.78	940	6	1.48	15	910	19	0.01	6	83	0.32	102	10	245	10
JM RC-19-06	132	134	104084	EXT	0.311	1.5	6.41	13	540	1.8	2	0.12	0.8	8	21	2240	6.38	3.18	1.94	1040	7	1.46	15	530	18	0.01	5	82	0.32	100	10	253	10
JM RC-19-06	134	136	104085	EXT	0.358	1.4	5.8	18	380	1.8	4	0.14	0.8	7	21	1985	4.28	2.62	1.74	1005	14	1.21	13	470	22	0.01	6	83	0.29	82	10	248	10
JM RC-19-06	136	138	104086	EXT	0.414	1.7	7.16	18	570	2.1	8	0.11	1	7	24	1700	4.81	3.71	1.6	1200	14	1.17	17	980	40	0.01	7	103	0.33	106	10	328	10
JM RC-19-06	138	140	104087	EXT	0.387	2.8	6.47	18	810	2.2	4	0.14	1	7	25	2340	6.12	3.20	1.48	1335	28	1.06	16	480	37	0.01	7	95	0.3	84	10	308	10
JM RC-19-06	140	142	104088	EXT	0.378	1.8	6.38	12	880	1.8	6	0.21	0.7	8	14	3400	4.44	3.13	1.34	806	30	1.88	11	410	25	0.01	5	142	0.22	73	10	247	10
JM RC-19-06	142	144	104089	EXT	0.114	1.1	7.43	6	630	1.8	5	0.65	1	6	6	5180	3.96	2.44	0.88	906	4	2.33	9	880	23	0.01	5	284	0.22	67	10	288	10
JM RC-19-06	144	146	104090	EXT	0.058	0.5	7.6	10	810	1.8	3	0.88	1.1	8	2	4280	3.8	2.35	0.78	779	2	2.42	7	740	25	0.02	5	319	0.18	57	10	302	10
JM RC-19-06	146	148	104091	EXT	0.060	0.8	7.38	9	810	1.7	2	0.7	1.1	8	1	8880	3.48	2.45	0.78	654	2	2.33	7	720	19	0.03	6	284	0.16	52	10	238	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-19-05	148	150	104082	ORG	0.141	0.5	7.74	13	570	1.7	2	1.06	1.2	6	2	7510	3.41	2.08	0.75	428	4	2.43	7	750	14	0.03	5	335	0.19	55	10	166	10
JM RC-19-05	150	152	104084	EXT	0.063	0.5	7.67	8	540	1.7	2	1.55	0.8	5	13	6330	3.30	1.66	0.73	414	4	2.54	6	780	15	0.02	5	309	0.21	56	10	182	10
JM RC-19-05	152	154	104085	EXT	0.034	0.5	7.65	8	610	1.6	4	1.66	1.1	3	5	5720	3.17	1.73	0.74	454	2	2.71	10	780	10	0.01	5	455	0.22	60	10	150	10
JM RC-19-05	154	156	104086	EXT	0.071	0.5	7.79	7	540	1.5	4	1.69	1	8	7	7330	3.4	1.76	0.61	627	3	2.75	9	790	13	0.02	5	448	0.23	64	10	164	10
JM RC-19-05	156	158	104087	EXT	0.035	0.5	7.75	17	600	1.4	6	1.29	1.3	8	12	9780	4.79	1.48	0.78	800	4	2.07	12	780	16	0.15	6	384	0.2	68	10	442	10
JM RC-19-05	158	160	104088	EXT	0.044	0.5	7.4	20	600	1.4	29	1.26	3.2	14	1	11500	3.17	2.22	0.75	1475	2	2.31	9	750	21	0.31	10	282	0.21	58	10	566	10
JM RC-19-05	160	162	104089	EXT	0.146	1.5	7.06	43	500	1.7	5	0.79	1.6	[illegible]	1	5700	4.79	2.64	0.64	1085	3	0.77	6	470	50	0.8	11	108	0.2	57	10	318	10
JM RC-19-05	162	164	104100	EXT	0.121	0.9	6.71	42	510	1.4	6	0.47	1.2	4	1	1670	4.36	2.71	0.58	1455	2	0.88	5	840	71	0.08	14	123	0.19	57	10	238	20
JM RC-19-05	164	166	104101	EXT	0.292	2.4	4.83	14	770	1.1	4	0.37	0.7	6	2	1700	3.6	3.07	0.72	1145	6	0.64	6	230	28	0.21	9	74	0.09	32	10	258	10
JM RC-19-05	166	168	104102	EXT	0.457	2.8	5.15	13	640	1	2	0.19	0.9	4	2	2030	2.7	3.34	0.90	1225	3	0.43	6	380	24	0.15	10	79	0.06	28	10	196	10
JM RC-19-05	168	170	104103	EXT	0.301	2.7	5.00	14	750	1	2	0.67	0.9	1	1	5800	2.7	3.41	0.71	1190	12	0.51	3	220	18	0.41	5	68	0.06	27	10	176	10
JM RC-19-05	170	172	104104	EXT	0.293	2.5	5.2	9	630	0.6	7	0.09	0.8	1	1	6400	2.28	3.44	0.44	543	18	0.72	4	230	21	0.73	12	73	0.07	27	10	104	10
JM RC-19-05	172	174	104105	EXT	0.73	3.4	4.54	11	390	1.4	11	0.87	1.1	1	1	22500	4.79	2.5	0.45	564	6	0.12	6	330	33	3.1	10	15	0.07	38	10	108	10
JM RC-19-05	174	176	104106	EXT	0.334	3	4.98	11	440	1.7	7	0.3	1.1	1	21	4250	5.30	2.77	0.90	754	37	1.82	4	520	47	0.01	27	75	0.22	88	10	166	10
JM RC-19-05	176	178	104107	EXT	0.302	5.8	7.29	23	610	1.6	5	0.12	1	7	25	1495	5.32	3.82	1.58	637	7	2.04	14	420	34	0.04	41	130	0.32	112	10	268	10
JM RC-19-05	178	180	104108	EXT	0.342	1.4	7	19	670	1.7	5	0.39	1	4	25	1130	6.32	3.32	1.52	1148	9	2.09	13	690	40	0.03	28	157	0.3	106	10	251	10
JM RC-19-05	180	182	104109	EXT	2.22	7.2	5.29	11	330	2	26	0.11	0.8	4	10	13400	7.73	2.37	1.06	1140	10	0.58	12	830	38	3.38	32	58	0.14	88	10	201	10
JM RC-19-05	182	184	104110	EXT	0.794	2.6	6.26	17	600	1.7	7	0.28	0.8	4	10	2810	5.56	2.00	1.54	1080	6	1.46	12	710	26	0.35	33	130	0.25	91	10	207	10
JM RC-19-05	184	186	104111	EXT	0.388	2.7	6.54	22	530	1.7	2	0.4	0.7	8	10	1405	4.48	2.24	1.28	882	9	1.41	4	750	23	0.15	44	138	0.24	84	10	211	10
JM RC-19-05	186	188	104112	EXT	0.476	2.3	6.81	18	480	2	2	0.3	0.6	7	21	2200	5.79	2.04	1.70	1530	6	1.38	10	570	30	0.28	29	113	0.27	92	10	278	10
JM RC-19-05	188	190	104113	EXT	0.332	1.5	6.16	18	670	1.8	2	0.18	0.7	5	17	1945	5.12	1.65	1.29	1365	9	1.04	8	560	30	0.17	20	112	0.2	75	10	218	10
JM RC-19-05	190	192	104114	EXT	0.082	4.1	4.81	23	630	1.5	2	0.18	0.7	3	4	5030	4.61	1.48	0.78	1285	6	0.4	5	380	22	0.98	22	61	0.06	38	10	233	20
JM RC-19-05	192	194	104115	EXT	0.513	2.8	5.12	18	630	1.7	2	0.23	0.7	5	9	3240	4.37	2.13	1.03	1420	6	0.62	6	510	28	0.42	27	107	0.12	40	10	266	10
JM RC-19-05	194	196	104116	EXT	0.386	3.5	4.20	18	640	1.2	2	0.22	0.7	3	26	3200	3.73	1.5	0.84	1475	5	0.41	13	470	33	0.44	41	44	0.09	38	10	205	10
JM RC-19-05	196	198	104117	EXT	0.327	3.4	5.47	18	550	1.4	2	0.34	0.7	2	2	2480	4.03	1.64	0.67	1100	5	0.71	3	510	28	0.87	17	115	0.13	42	10	180	10
JM RC-19-05	198	200	104118	EXT	0.354	2.6	4.19	18	790	0.8	2	0.34	0.6	3	1	4500	2.88	2.02	0.88	1610	5	0.47	5	330	22	0.36	26	75	0.06	28	10	215	10
JM RC-19-05	200	202	104119	EXT	0.447	2.8	4.83	18	780	1.2	2	0.44	0.6	3	2	2440	3.14	2.2	0.83	1270	10	0.73	5	530	28	0.25	27	65	0.06	31	10	148	10
JM RC-19-05	202	204	104120	EXT	0.406	2.7	4.94	13	700	1.3	2	0.43	0.7	3	3	4450	3.17	2.67	1.08	1055	12	0.64	4	520	27	0.36	19	68	0.09	34	10	184	10
JM RC-19-05	204	206	104121	EXT	0.480	2.8	4.21	11	440	1.2	2	0.3	0.7	2	20	4680	4.34	1.9	0.99	1480	6	0.27	12	480	22	0.8	13	44	0.07	28	10	237	10
JM RC-19-05	206	208	104122	EXT	0.365	2.3	3.86	11	540	1	2	0.34	1.1	2	2	5800	2.85	2.27	0.44	832	6	0.54	5	320	34	0.52	10	79	0.07	28	10	348	10
JM RC-19-05	208	210	104123	EXT	0.337	1.8	4.05	15	680	0.8	2	0.6	0.8	3	3	4210	2.91	1.9	0.88	1175	9	0.46	4	230	15	0.56	40	48	0.06	23	10	204	10
JM RC-19-05	210	212	104124	ORG	0.343	2.1	4.17	6	720	0.9	2	0.41	0.8	2	3	4230	2.75	1.56	0.61	1300	18	0.31	4	250	20	0.54	9	58	0.08	25	10	198	10
JM RC-19-05	212	214	104126	EXT	0.341	2.7	4.71	10	770	1.3	2	0.40	1	3	1	4000	3.47	2.88	0.8	1535	11	0.14	2	280	27	0.08	11	94	0.07	27	10	211	10
JM RC-19-05	214	216	104127	EXT	0.248	1.7	5.75	15	730	1.2	2	1.82	1.3	4	3	1795	2.62	2.12	0.72	1580	5	1.16	4	900	65	0.62	12	230	0.14	40	10	239	10
JM RC-19-05	216	218	104128	EXT	0.825	1.4	6.63	17	660	1.3	2	2.24	2.3	4	4	277	2.29	2.21	0.88	1030	5	2.05	2	750	116	0.14	27	377	0.2	48	10	338	10
JM RC-19-05	218	220	104129	EXT	0.816	0.5	7.08	24	720	1.4	2	2.64	1.3	4	6	166	2.88	2.12	0.71	1190	5	2.62	4	880	67	0.05	38	482	0.25	55	10	173	10
JM RC-19-05	220	222	104130	EXT	0.025	0.8	7.64	34	620	1.5	2	1.92	1.7	9	3	270	3.12	2.56	0.7	1290	5	1.67	1	680	94	0.46	21	387	0.22	53	10	286	10
JM RC-19-05	222	224	104131	EXT	0.081	0.8	7.96	21	680	1.5	2	2.08	1.6	7	8	322	3.08	2.84	0.77	1430	6	1.86	4	850	79	0.25	32	346	0.22	55	10	457	20
JM RC-19-05	224	226	104132	EXT	0.015	0.5	7.44	21	680	1.3	2	2.37	1.4	5	5	100	2.84	2.32	0.75	1250	4	2.3	3	770	80	0.04	30	422	0.2	54	10	290	10
JM RC-19-05	226	228	104133	EXT	0.084	0.8	6.65	19	700	1.3	2	1.8	1.4	7	5	517	3.56	2.53	0.63	1650	4	1.43	3	710	73	0.36	17	232	0.18	54	10	312	10
JM RC-19-05	228	230	104134	EXT	0.082	0.8	6.6	19	620	1.2	2	1.54	1	4	8	546	2.63	2.23	0.86	1135	5	1.86	5	680	68	0.27	18	286	0.18	48	10	540	10
JM RC-19-05	230	232	104135	EXT	0.055	0.5	7.48	22	630	1.4	2	1.5	1.3	5	7	240	3.47	2.41	0.79	1355	4	2	1	740	38	0.12	25	310	0.19	57	10	231	10
JM RC-19-05	232	234	104136	EXT	0.106	0.6	7.64	46	680	1.5	2	1.88	1.2	7	8	274	4.54	2.28	0.96	1445	6	1.26	3	790	70	1.02	28	179	0.18	58	10	182	20
JM RC-19-05	234	236	104137	EXT	0.039	0.6	6.75	24	540	1.3	2	1.92	2.7	6	6	176	3.38	2.06	0.87	1515	4	1.42	2	850	124	0.32	28	211	0.16	48	10	482	10
JM RC-19-05	236	238	104138	EXT	0.157	0.6	5.7	25	330	1	2	1.81	0.8	6	6	308	3.64	1.74	0.84	1495	3	1.19	2	580	21	0.82	21	146	0.14	48	10	180	10
JM RC-19-05	238	240	104139	EXT	0.028	0.5	6.77	23	1070	1.1	2	1.84	1.2	5	5	301	3.01	2.04	0.71	1455	4	1.82	2	710	32	0.08	21	287	0.17	51	10	191	10
JM RC-19-05	240	242	104140	EXT	0.016	0.5	7.43	37	630	1.4	2	2.01	0.8	6	5	71	2.88	2.31	0.86	1745	3	1.88	2	780	54	0.08	22	348	0.2	52	10	188	10
JM RC-19-05	242	244	104141	EXT	0.284	0.7	7.33	24	540	1.8	2	1.02	1	8	6	133	3.34	2.4	0.88	1675	6	0.83	4	640	31	0.36	24	146	0.21	51	10	180	20
JM RC-19-05	244	246	104142	EXT	0.088	0.8	6.54	50	680	1.8	2	0.98	3.3	6	5	185	3.47	2.86	0.83	1840	6	0.87	4	690	112	0.76	28	142	0.23	81	10	508	140
JM RC-19-05	246	248	104143	EXT	0.083	1	7.23	32	910	1.7	2	0.83	2.8	7	4	194	3.38	2.75	0.6	1845	2	0.48	4	680	106	0.88	26	79	0.21	53	10	422	60
JM RC-19-05	248	250	104144	EXT	0.046	0.5	6.81	28	640	1.3	2	0.87	3	12	5	146	3.86	1.74	0.58	1635	2	0.85	5	730	64	0.41	23	154	0.19	51	10	223	120
JM RC-19-05	250	252	104145	EXT	0.027	0.6	6.01	16	680	1.6	2	1.63	3	13	8	266	3.56	2.19	0.74	1885	1	1	6	660	46	0.35	34	138	0.24	64	10	239	110
JM RC-19-05	252	254	104146	EXT	0.032	0.5	7.08	18	570	1.5	2	1.15	3.6	13	8	145	3.86	1.63	0.77	1675	1	1.61	4	750	50	0.25	18	214	0.21	61	10	377	10
JM RC-19-05	254	256	104147	EXT	0.053	0.5	5.88	18	388	0.6	2	0.48	4.5	11	18	257	4.44	1.42	0.82	1220	6	0.33	7	450	43	0.33	18	40	0.12	85	10	330	40
JM RC-19-05	256	258	104148	ORG	0.167	0.8	6.88	17	488	1.7	2	0.76	3.6	16	8	465	4.84	2.14	0.48	1585	3	0.88	6	780	53	1.81	71	34	0.16	58	10	158	10
JM RC-19-05	258	260	104150	EXT	0.388	2.3	7.38	30	1160	1.7	2	0.88	3.6	11	7	1715	3.8	2.83	0.71	2840	2	0.46	7	680	42	1.08	18	108	0.17	53	10	321	10
JM RC-19-05	260	262	104151	EXT	0.486	3.1	4.38	16	688	1.2	2	0.41	4.8	15	14	3800	6.01	1.76	0.76	2018	6	0.15	10	350	34	1.82	17	52	0.14	47	10	281	10
JM RC-19-05	262	264	104152	EXT	0.333	5.3	6.29	14	640	1.4	2	0.36	4.1	15	28	3380	5.87	2.82	1.05	2400	7	0.28	12	530	38	0.83	28	72	0.28	68	10	252	10
JM RC-19-05	264	266	104153	EXT	0.443	7.4	6.23	26	650	1.5	2	0.45	4.7	17	23	3480	5.06	1.82	0.88	1855	8	0.28	12	570	83	1.3	32	71	0.29	81	10	304	10
JM RC-19-05	266	268	104154	EXT	0.379	7	5.06	17	680	1.1	2	0.32	4.7	15	21	3420	6.15	1.67	0.67	1575	4	0.2	8	400	154	1.74	25	48	0.23	78	10	253	10
JM RC-19-05	268	270	104155	EXT	0.173	1.6	7.38	12	680	1.3	2	0.88	3.6	14	4	1520	4.35	2.24	0.94	1645	2	2.07	8	460	79	0.5	34	244	0.19	62	10	238	10
JM RC-19-05	270	272	104156	EXT	0.08	1.1	7.21	18	860	1.3	2	0.46	2.6	10	5	928	3.4	2.33	0.71	886	3	0.48	6	670	20	1.13	31	60	0.14	56	10	128	40
JM RC-19-05	272	274	104157	EXT	0.088	1.4	7.64	18	770	1.3	2	0.87	4.6	12	7	703	3.9	2.57	0.8	1525	6	1.47	8	680	113	0.8	30	258	0.19	56	10	347	20
JM RC-19-05	274	276	104158	EXT	0.073	1.4	6.8	18	610	1.1	2	1.28	4	12	6	764	3.4	2.2	0.71	1375	3	1.08	8	540	229	0.8	40	280	0.17	51	10	327	10
JM RC-19-05	276	278	104159	EXT	0.075	1.4	7.36	17	680	1.2	2	0.87	3.2	11	7	667	3.56	2.28	0.7	1145	3	1.6	6	650	73	0.88	24	247	0.16	53	10	208	10
JM RC-19-05	278	280	104160	EXT	0.091	1.1	7.08	11	880	1.1	2	0.71	2.8	12	7	1225	3.67	2.08	0.77	1355	4	1.72	5	600	38	0.38	26	228	0.16	53	10	188	10
JM RC-19-05	280	282	104161	EXT	0.1	0.6	7.7	12	880	1.2	2	1.02	3.2	11	6	1205	3.81	2.18	0.63	1095	4	2.28	6	670	37	0.52	33	287	0.16	54	10	202	10
JM RC-19-05	282	284	104162	EXT	0.101	0.9	6.88	18	540	1.3	2	0.62	2.8	11	6	1085	3.56	1.18	0.61	888	3	1.64	5	600	38	0.32	27	270	0.16	62	10	215	10
JM RC-19-05	284	286	104163	EXT	0.101	1.6	5.73	198	340	1.2	2	0.15	2.8	10	4	2240	3.31	2.02	0.44	333	10	0.28	10	420	48	2.34	68	128	0.1	48	10	132	40
JM RC-19-05	286	288	104164	EXT	0.104	1.2	6.24	204	280	1.5	2	0.12	3.8	12	15	3880	4.41	2.00	0.58	237	15	0.19	12	500	53	3.72	14	134	0.06	53	10	130	90
JM RC-19-05	288	290	104165	EXT	0.084	1.2	6.88	238	480	1.5	2	0.1	2.8	10	9	3780	3.57	2.34	0.58	208	21	0.12	11	950	48	2.61	24	224	0.09	43	10	74	30
JM RC-19-05	290	292	104166	EXT	0.058	0.9	6.83	146	470	1.7	2	0.1	2.8	12	9	3020	3.79	2.22	1.38	487	27	0.13	14	520	32	2.42	14	148	0.1	58	10	172	30
JM RC-19-05	292	294	104167	EXT	0.074	0.7	5.81	144	340	1.5	2	0.09	2.8	11	23	2170	3.98	1.71	1.29	458	11	0.08	13	420	25	2.42	12	73	0.09	58	10	154	30
JM RC-19-05	294	296	104168	ORG	0.084	0.8	6.47	334	440	1.7	2	0.12	2.2	8	18	1250	2.74	2.18	0.48	308	28	0.11	11	440	42	1.08	28	140	0.08	54	10	158	40
JM RC-19-05	296	298	104170	EXT	0.082	1.7	7.31	711	600	1.8	2	0.11	2.7	16	7	5130	2.65	2.46	0.75	316	66	0.15	10	870	132	3.2	38	334	0.1	54	10	204	50
JM RC-19-05	298	300	104171	EXT	0.228	0.8	6.33	98	440	1.3	2	0.1	2.5	8	7	3860	3.11	2.2	1.17	351	27	0.22	7	378	37	1.54	8	163	0.1	53	10	282	30
JM RC-19-05	300	302	104172	EXT	0.17	1	7.36	66	510	1.3	2	0.12	3	12	5	2230	3.48	2.18	1	388	16	0.88	6	518	40	2.04	18	141	0.1	56	10	287	30
JM RC-19-05	302	304	104173	EXT	0.287	0.9	6.96	61	480	1.4	2	0.1	3.3	12	6	2700	3.53	1.8	1.36	528	33	0.3	6	400	35	1.86	8	152	0.12	58	10	338	30
JM RC-19-05	304	306	104174	EXT	0.196	0.7	6.64	88	480	1.4	2	0.08	2.6	10	11	3850	3.88	1.42	1.36	471	43	0.13	4	420	38	1.72	14	200	0.1	53	10	346	30
JM RC-19-05	306	308	104175	EXT	0.206	0.5	6	63	380	1.2	2	0.08	2.5	11	7	1015	3.48	1.72	1.3	433	11	0.11	8	320	31	0.75	18	122	0.08	54	10	308	10
JM RC-19-05	308	310	104176	EXT	0.206	1	5.36	48	350	1	2	0.08	2.8	6	8	3040	3.54	1.56	0.82	219	56	0.12	4	280	34	2.28	14	83	0.08	48	10	116	40
JM RC-19-05	310	312	104177	EXT	0.094	1.8	4.8	707	240	0.8	2	0.08	4.6	11	8	3880	4.08	1.81	0.34	119	8	0.11	8	380	84	3.86	61	149	0.07	43	10	182	80
JM RC-19-05	312	314	104178	EXT	0.105	1.8	5.5	957	370	0.8	2	0.16	3.5	11	18	4880	2.98	1.58	0.38	120	14	0.13	7	340	102	2.88	68	346	0.06	43	10	223	70
JM RC-19-05	314	316	104179	EXT	0.103	0.6	6.3	78	470	1.2	2	0.1	2.6	10	6	1745	3.64	1.93	0.82	182	12	0.14	6	380	44	2.67	18	181	0.1	54	10	84	20
JM RC-19-05	316	318	104180	EXT	0.111	0.7	7.3	36	580	1.2	2	0.11	2.3	8	5	1640	3.24	1.8	0.82	282	13	0.66	8	450	43	0.88	12	176	0.08	55	10	175	10
JM RC-19-05	318	320	104181	EXT	0.135	0.7	7.42	75	340	1.1	2	0.41	2.3	11	8	3030	2.98	1.74	0.33	138	15	0.18	8	640	70	1.9	21	108	0.09	57	10	87	10
JM RC-19-05	320	322	104182	EXT	0.14	1	6.65	62	430	1.2	2	0.08	2.2	12	5	1820	2.84	1.66	0.38	180	13	0.2	5	410	48	1.81	18	102	0.1	53	10	86	10
JM RC-19-05	322	324	104183	EXT	0.13	0.8	6.35	143	450	1.4	2	0.11	3.3	11	5	1475	3.28	1.82	0.82	288	11	0.3	7	510	56	2.32	22	178	0.1	55	10	266	40
JM RC-19-05	324	326	104184	EXT	0.196	1.2	6.56	247	200	1.2	2	0.17	3.6	15	6	3130	4.45	2.84	0.31	147	14	0.16	7	360	41	3.81	33	112	0.08	65	10	97	40
JM RC-19-05	326	328	104185	EXT	0.224	0.6	7.41	82	740	1.6	2	0.17	2.6	12	6	2470	3.84	1.66	0.68	335	18	0.38	8	440	33	1.41	17	144	0.11	61	10	187	10
JM RC-19-05	328	330	104186	EXT	0.163	0.4	7.1	70	650	1.3	2	0.22	2.7	10	8	1945	3.86	1.82	1.83	474	18	1.1	8	540	38	0.63	21	153	0.1	62	10	281	10
JM RC-19-05	330	332	104187	EXT	0.16	0.4	6.7	74	540	1.5	2	0.36	2.8	10	6	2230	3.53	1.71	1.12	476	37	0.58	6	520	29	0.8	20	132	0.09	54	10	293	10
JM RC-19-05	332	334	104188	EXT	0.16	0.9	6.91	68	500	1.5	2	0.9	3.1	11	6	2880	3.07	1.63	0.88	512	28	0.62	7	540	22	1.22	16	148	0.13	58	10	281	10
JM RC-19-05	334	336	104189	EXT	0.165	0.6	7.22	108	500	1.5	2	0.83	3	11	7	2480	3.86	2.25	1.82	588	28	0.62	7	570	23	1.32	27	157	0.12	58	10	248	10
JM RC-19-05	336	338	104190	EXT	0.215	1.1	7.29	118	660	1.6	2	0.98	3	12	7	2790	4.08	2.33	1.02	475	24	1.02	6	620	30	1.45	28	150	0.1	58	10	315	10
JM RC-19-05	338	340	104191	ORG	0.145	0.7	6.91	138	410	1.4	2	0.79	3.1	11	9	2380	4.08	2.06	0.88	485	16	0.96	9	540	24	1.37	31	130	0.12	54	10	278	10
JM RC-19-05	340	342	104193	EXT	0.178	0.8	6.91	112	480	1.3	2	0.7	3.7	16	6	2720	4.75	2.82	0.91	487	12	1.07	8	580	24	1.16	34	136	0.08	63	10	238	10
JM RC-19-05	342	344	104194	EXT	0.374	1.4	6.08	94	420	1.3	2	0.29	3.2	11	6	4580	4.17	1.48	0.64	428	30	0.62	6	520	23	1.16	22	106	0.06	56	10	348	10
JM RC-19-05	344	346	104195	EXT	0.101	0.5	5.67	117	380	1.1	2	0.18	2.8	8	9	2230	3.57	1.74	0.76	438	27	1.46	6	540	35	1.33	22	174	0.08	48	10	172	10
JM RC-19-05	346	348	104196	EXT	0.232	1.1	6.34	48	530	1.4	2	0.31	2.8	8	7	2630	3.7	2.08	1.05	601	28	1.82	6	480	32	0.79	18	144	0.08	54	10	175	10
JM RC-19-05	348	350	104197	EXT	0.212	0.8	6.16	196	480	1.7	2	0.28	2.7	11	6	2940	3.44	2.24	0.86	388	24	0.48	6	600	46	2.27	18	172	0.08	50	10	144	30
JM RC-19-05	350	352	104198	EXT	0.145	1.3	6.46	370	370	1.3	2	0.23	2.8	8	8	3090	3.3	2.41	0.45	182	38	0.21	7	950	76	2.85	24	166	0.1	48	10	164	70
JM RC-19-05	352	354	104199	EXT	0.245	0.8	5.7	138	388	1.3	2	0.24	3.4	11	8	3080	3.88	2.87	0.67	476	29	0.83	7	470	38	2.38	13	144	0.1	44	10	221	50
JM RC-19-05	354	356	104200	EXT	0.165	0.7	6.81	63	650	1.5	2	0.25	2.8	8	5	2240	3.17	2.1	1.05	585	18	1.21	6	570	35	0.6	17	150	0.12	50	10	308	10
JM RC-19-05	356	358	104201	EXT	0.256	1.3	6.50	24	650	1.5	2	0.3	2.8	14	7	3250	3.78	3.06	1.22	642	33	0.73	9	660	23	0.98	8	104	0.13	58	10	254	10
JM RC-19-05	358	360	104202	EXT	0.263	1.1	6.64	82	580	1.4	2	0.28	3.2	11	6	2840	4.38	2.1	1.14	723	17	1.13	6	630	34	0.54	11	150	0.12	80	10	282	10
JM RC-19-05	360	362	104203	EXT	0.225	1	6.88	94	460	1.4	2	0.16	3.4	11	18	2580	4.21	2.34	1.06	508	21	0.86	8	510	48	0.78	30	120	0.1	55	10	188	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-19-05	362	364	104204	EXT	0.390	0.6	6.28	73	530	1.1	2	0.2	3.4	10	7	3490	4.44	1.00	0.93	513	32	0.41	6	440	32	0.73	17	64	0.1	[illegible]	10	138	10
JM RC-19-05	364	366	104205	EXT	0.272	0.9	5.17	30	860	1	2	0.18	3.6	12	15	3100	4.67	1.97	1.09	604	30	0.73	6	480	40	0.54	7	164	0.12	61	10	148	10
JM RC-19-05	366	368	104206	EXT	0.253	1	6.3	66	860	1.2	2	0.44	2.7	9	8	2780	3.82	2.38	0.77	582	30	1.21	7	470	27	0.76	12	140	0.11	51	10	140	10
JM RC-19-05	368	370	104207	EXT	0.211	0.9	6.14	137	900	1.2	2	0.34	2.7	10	8	2730	3.33	2.07	0.79	541	77	1.22	7	530	30	1.14	32	142	0.12	47	10	136	40
JM RC-19-05	370	372	104208	EXT	0.290	1	6.66	33	620	1.7	2	0.32	2.7	11	11	4210	3.60	2.1	1.12	601	50	0.42	6	540	23	1.06	6	94	0.13	92	10	134	10
JM RC-19-05	372	374	104209	EXT	0.26	1	5.52	42	860	1.2	2	0.15	2.6	5	6	5670	3.45	2.20	0.96	612	26	0.53	6	380	22	0.62	14	74	0.11	40	10	170	10
JM RC-19-05	374	376	104210	EXT	0.222	1.1	5.4	38	520	1.6	2	0.74	2.8	5	5	3210	3.42	1.62	0.98	546	32	0.5	6	740	20	1.24	9	98	0.11	45	10	141	20
JM RC-19-05	376	378	104211	EXT	0.199	0.9	6.54	47	640	1.6	2	0.72	2.9	10	8	3080	3.72	1.82	1.04	577	66	0.38	6	670	21	1.16	16	109	0.08	46	10	154	10
JM RC-19-05	378	380	104212	EXT	0.161	0.5	6.61	48	570	1.4	2	0.43	2.4	10	7	2810	3.12	1.96	0.96	640	29	1.4	6	570	29	0.75	13	180	0.12	91	10	114	10
JM RC-19-05	380	382	104213	EXT	0.213	1	6.06	56	860	1.7	2	0.63	2.8	12	11	3240	3.75	2.22	1	720	61	1.6	6	460	29	0.95	11	171	0.13	97	10	127	10
JM RC-19-05	382	384	104214	EXT	0.216	0.6	7.08	23	870	1.4	2	0.46	2.4	11	8	3190	3.17	2.11	0.8	845	32	1.27	4	530	17	0.79	8	112	0.13	96	10	104	10
JM RC-19-05	384	386	104215	EXT	0.247	1	7.17	102	570	1.8	2	0.91	2.8	13	14	4620	3.48	2.43	0.98	579	76	0.33	6	940	23	1.44	23	70	0.06	56	10	122	20
JM RC-19-05	386	388	104216	EXT	0.227	0.6	6.66	71	610	1.4	2	0.62	2.3	10	14	3150	2.84	2.35	0.67	519	44	0.44	6	500	27	1.16	18	74	0.11	53	10	111	10
JM RC-19-05	388	390	104217	EXT	0.173	0.9	6.56	26	770	1.3	2	0.77	2.2	9	12	2560	2.85	2.47	0.68	624	54	0.74	6	600	18	0.5	8	110	0.14	54	10	107	10
JM RC-19-05	390	392	104218	ORG	0.133	1.4	7.21	54	680	1.4	2	0.49	2	10	11	2380	3.05	2.52	0.95	1050	33	0.85	5	640	18	0.91	13	79	0.15	56	10	130	10
JM RC-19-05	392	394	104220	EXT	0.17	1.6	7.67	30	660	1.6	2	0.54	2.4	11	14	3110	3.19	2.31	1.11	1140	30	0.64	6	610	18	1.04	5	91	0.14	63	10	179	10
JM RC-19-05	394	396	104221	EXT	0.184	1.2	6.62	50	530	1.2	2	0.39	2.6	8	8	2540	3.31	1.79	0.67	640	41	0.76	6	440	22	0.91	19	75	0.11	53	10	136	10
JM RC-19-05	396	398	104222	EXT	0.188	1.4	5.66	154	410	1.3	2	0.36	3.3	8	7	2960	2.80	2.07	0.81	743	42	0.42	6	460	32	1.22	37	60	0.08	45	10	130	30
JM RC-19-05	398	400	104223	EXT	0.166	0.9	5.31	51	320	1.2	2	0.25	1.7	6	10	1730	2.41	1.5	0.66	565	34	0.66	4	300	14	0.46	13	60	0.13	38	10	82	10
JM RC-20-05	0	2	104224	EXT	0.105	0.5	7.43	16	560	1.3	2	0.2	2.5	6	21	530	3.64	1.62	1	218	67	0.32	6	810	10	0.36	8	60	0.1	166	10	43	30
JM RC-20-05	2	4	104225	EXT	0.221	0.6	7.26	5	560	1.5	2	0.06	2.6	13	30	546	4.84	1.25	0.76	300	46	0.26	6	740	10	0.5	6	34	0.12	164	10	60	10
JM RC-20-05	4	6	104226	EXT	0.084	0.6	7.51	6	620	1.6	2	0.07	1	6	23	664	4.76	1.32	0.77	395	45	0.36	7	640	9	0.38	7	38	0.17	116	10	40	10
JM RC-20-05	6	8	104227	EXT	0.079	0.5	7.77	5	500	1.7	2	0.09	1.2	6	27	562	4.51	1.16	1.11	328	62	0.32	11	1200	14	0.56	8	26	0.13	136	10	46	10
JM RC-20-05	8	10	104228	EXT	0.076	0.5	7.66	5	520	1.6	2	0.07	1.2	11	33	517	4.52	1.32	1.36	404	63	0.3	14	850	12	0.33	8	25	0.16	136	10	51	10
JM RC-20-05	10	12	104229	EXT	0.086	0.5	7.81	5	540	1.6	2	0.05	1.3	11	29	537	4.6	1.27	1.32	366	65	0.28	13	840	10	0.36	8	34	0.11	134	10	66	10
JM RC-20-05	12	14	104230	EXT	0.075	0.7	8.15	8	660	1.6	4	0.05	3.1	10	25	603	4.36	1.26	1.26	360	30	0.26	13	830	9	0.38	12	38	0.13	133	10	64	10
JM RC-20-05	14	16	104231	EXT	0.075	0.6	7.39	10	820	1.4	2	0.06	2.8	10	21	548	3.86	1.26	1.02	374	28	0.28	11	730	8	0.32	8	21	0.1	115	10	66	10
JM RC-20-05	16	18	104232	ORG	0.114	0.6	7.22	14	580	1.5	2	0.06	3.1	22	24	548	4.44	1.42	1.11	605	44	0.31	10	1220	11	0.31	14	33	0.11	124	10	147	40
JM RC-20-05	18	20	104234	EXT	0.133	0.7	7.87	16	600	1.7	2	0.08	3.7	14	21	540	3.81	1.48	1	507	114	0.53	6	1440	18	0.4	10	41	0.14	116	10	108	30
JM RC-20-05	20	22	104235	EXT	0.129	0.5	6.35	26	710	1.8	2	0.1	3.4	10	46	750	4.40	1.44	1.28	607	71	0.29	18	1040	22	0.43	7	54	0.16	139	10	108	20
JM RC-20-05	22	24	104236	EXT	0.116	0.6	6.71	41	670	1.3	2	0.09	2.8	6	72	621	3.8	1.8	1.15	256	56	0.33	22	1200	75	0.4	14	72	0.19	146	10	118	130
JM RC-20-05	24	26	104237	EXT	0.075	0.5	6.5	12	600	1.3	2	0.09	2.6	6	46	578	3.5	1.29	1.34	294	49	0.25	26	880	14	0.29	8	63	0.17	102	10	70	30
JM RC-20-05	26	28	104238	EXT	0.072	0.5	6.46	7	670	1.3	2	0.1	2.7	5	19	566	3.82	1.66	1.82	281	113	0.25	9	1130	17	0.56	9	34	0.13	98	10	36	10
JM RC-20-05	28	30	104239	EXT	0.080	0.5	6.06	13	460	1.2	2	0.06	2.8	6	26	505	4.05	1.25	1.44	319	84	0.24	13	1240	11	0.26	8	46	0.15	124	10	77	10
JM RC-20-05	30	32	104240	EXT	0.085	0.5	7.63	11	510	1.1	2	0.07	2.4	6	21	543	3.47	1.57	1.2	234	56	0.23	9	1080	12	0.43	12	50	0.09	104	10	63	20
JM RC-20-05	32	34	104241	EXT	0.123	0.5	6.31	11	610	1.2	2	0.06	2.5	6	21	577	3.52	1.64	0.86	283	96	0.29	9	720	9	0.35	10	56	0.14	127	10	37	20
JM RC-20-05	34	36	104242	EXT	0.11	0.7	7.48	5	470	1.2	2	0.06	3	6	22	686	4.03	1.81	0.85	440	351	0.24	11	920	25	0.41	11	46	0.08	106	10	84	40
JM RC-20-05	36	38	104243	EXT	0.099	0.5	6.62	9	610	1.5	2	0.06	2.4	6	22	607	4.04	2.1	1.12	427	66	0.12	13	1000	36	0.35	14	50	0.13	101	10	87	40
JM RC-20-05	38	40	104244	EXT	0.184	0.5	7.96	11	400	1.4	2	0.06	2.4	7	27	516	3.22	1.16	0.63	214	67	0.36	15	1130	6	0.31	6	60	0.13	120	10	82	10
JM RC-20-05	40	42	104245	EXT	0.119	0.6	7.33	12	300	1.5	2	0.19	3.5	19	140	1830	4.8	1.08	1.06	400	44	0.26	61	1740	15	1.48	11	60	0.16	138	10	91	20
JM RC-20-05	42	44	104246	EXT	0.073	0.5	8.1	5	290	1.7	2	0.44	5.5	35	299	2150	7.4	1.02	2.98	621	37	0.12	106	2270	15	3.1	10	65	0.25	166	10	111	40
JM RC-20-05	44	46	104247	EXT	0.086	1	7.44	13	590	1.6	2	0.05	3.4	12	33	807	4.41	1.68	1.48	942	48	0.33	16	1130	25	0.27	14	67	0.17	136	10	134	90
JM RC-20-05	46	48	104248	EXT	0.079	0.9	6.18	15	500	1.5	2	0.06	2.9	12	22	961	4.44	1.7	1.34	430	34	0.39	15	1080	31	0.33	10	114	0.23	151	10	116	20
JM RC-20-05	48	50	104249	EXT	0.117	0.8	7.49	13	620	1.2	3	0.04	0.6	5	23	906	3.05	1.34	1.17	381	122	0.34	12	630	37	0.24	6	79	0.14	117	10	84	20
JM RC-20-05	50	52	104250	EXT	0.157	2.3	7.11	12	630	0.9	4	0.03	0.6	4	30	520	3.60	1.19	1.3	407	124	0.24	11	600	18	0.24	6	47	0.14	104	10	53	20
JM RC-20-05	52	54	104251	EXT	0.087	0.5	7.41	8	530	1	4	0.03	0.7	8	21	560	4.11	1.1	1.96	466	120	0.26	12	960	12	0.23	5	36	0.14	112	10	48	10
JM RC-20-05	54	56	104252	EXT	0.141	0.7	7.28	10	570	0.9	3	0.03	0.6	7	23	612	3.61	0.87	1.6	460	150	0.25	10	770	15	0.25	6	26	0.14	116	10	63	30
JM RC-20-05	56	58	104253	EXT	0.117	0.6	6.04	5	610	0.9	3	0.04	1	7	25	674	3.86	1.46	1.54	430	71	0.34	11	630	13	0.33	9	30	0.16	116	10	58	10
JM RC-20-05	58	60	104254	EXT	0.126	0.6	6.36	12	500	1	6	0.06	0.6	4	25	633	4.32	1.44	1.37	354	71	0.22	8	640	8	0.33	12	32	0.25	140	10	58	10
JM RC-20-05	60	62	104255	EXT	0.062	0.5	9.11	11	900	1.2	4	0.31	1.3	14	38	4270	4.28	1.38	1.65	434	47	0.31	15	630	7	0.66	12	45	0.2	142	10	57	10
JM RC-20-05	62	64	104256	EXT	0.080	0.8	7.58	10	480	1	5	0.18	1.5	20	23	2480	4.07	1.76	1.66	417	52	0.32	16	780	6	0.84	7	28	0.15	116	10	54	10
JM RC-20-05	64	66	104257	EXT	0.128	0.6	8.37	8	570	1.2	3	0.15	1.6	18	21	4020	3.7	1.25	1.74	608	48	0.32	16	770	6	0.91	10	45	0.14	124	10	56	20
JM RC-20-05	66	68	104258	EXT	0.151	0.6	8.28	10	500	1.2	2	0.07	0.6	15	23	3330	3.91	1.8	1.73	373	44	0.53	15	670	6	0.65	5	57	0.17	126	10	47	10
JM RC-20-05	68	70	104259	EXT	0.115	0.5	8.09	14	530	1.1	4	0.07	0.8	13	23	2050	3.83	1.06	1.74	414	115	0.38	13	730	8	0.43	7	44	0.16	126	10	48	10
JM RC-20-05	70	72	104260	EXT	0.17	0.7	7.8	8	630	1.1	5	0.1	0.6	16	24	3200	3.83	1.25	1.40	366	146	0.28	16	870	10	0.04	8	40	0.15	129	10	47	10
JM RC-20-05	72	74	104261	EXT	0.116	0.5	8.17	8	530	1.2	5	0.11	1	14	28	5700	3.6	1.06	1.06	407	77	0.28	16	800	7	0.77	10	48	0.16	138	10	59	30
JM RC-20-05	74	76	104262	EXT	0.175	0.6	7.63	8	500	1.2	4	0.04	0.6	12	30	3800	3.60	1.34	1.56	383	52	0.31	15	790	8	0.53	7	42	0.19	130	10	126	20
JM RC-20-05	76	78	104263	EXT	0.195	0.7	7.31	8	540	1.2	3	0.06	0.8	4	26	760	3.4	1.66	1.04	258	206	0.3	11	920	9	0.36	8	96	0.11	103	10	63	20
JM RC-20-05	78	80	104264	ORG	0.175	0.5	7.87	11	670	1.2	6	0.17	1	11	71	751	4.45	1.32	2.95	505	42	0.28	38	1630	12	0.28	8	76	0.26	144	10	90	40
JM RC-20-05	80	82	104266	EXT	0.083	0.7	7.18	8	610	1	3	0.09	0.8	6	28	608	3.14	1.82	1.82	327	77	0.3	16	770	8	0.21	8	34	0.14	110	10	85	10
JM RC-20-05	82	84	104267	EXT	0.129	0.9	7.21	8	800	1	3	0.17	0.8	9	22	3880	3.82	0.96	1.8	456	172	0.64	16	820	12	0.37	8	35	0.18	114	10	75	20
JM RC-20-05	84	86	104268	EXT	0.107	0.9	7.72	16	610	1	7	0.3	1.1	17	47	2830	4.94	1.15	2.14	630	84	1.31	31	1240	12	0.38	6	41	0.31	140	10	121	10
JM RC-20-05	86	88	104269	EXT	0.319	1	8.01	15	610	1.3	3	0.21	1.9	16	20	4730	3.84	2.35	1.76	534	154	0.82	19	960	56	0.67	7	37	0.17	126	10	104	20
JM RC-20-05	88	90	104270	EXT	0.16	0.5	7.4	8	610	1.1	5	0.24	1	15	25	1300	4	0.85	1.04	435	35	1.14	17	650	12	0.30	5	47	0.21	126	10	66	10
JM RC-20-05	90	92	104271	EXT	0.641	0.6	6.87	19	700	1.6	6	6.49	1.3	15	90	1280	5.61	1.50	2.22	527	81	0.91	28	1320	12	0.34	10	53	0.3	152	10	133	10
JM RC-20-05	92	94	104272	EXT	0.140	0.8	6.32	11	600	1.2	6	4.72	1.1	13	23	3810	4.05	1.66	1.82	522	77	0.65	16	850	12	0.81	6	65	0.2	132	10	85	10
JM RC-20-05	94	96	104273	EXT	0.157	0.8	6.06	6	460	1.5	3	5.4	0.6	12	25	2510	3.8	0.84	1.60	624	92	2.15	20	640	14	2.07	5	240	0.23	129	10	79	10
JM RC-20-05	96	98	104274	EXT	0.163	0.8	7.18	6	300	1.2	5	5.34	1	14	21	2390	3.90	1.60	1.72	545	82	1.2	17	760	10	3.06	5	219	0.19	114	10	82	10
JM RC-20-05	98	100	104275	EXT	0.16	0.5	7.38	7	300	1.4	5	2.8	0.8	10	22	3080	3.43	1.38	1.72	564	70	1.34	17	790	17	2.75	6	215	0.18	112	10	108	10
JM RC-20-05	100	102	104276	EXT	0.205	0.8	6.46	8	380	1.1	5	3.81	1	10	20	2740	3.11	1.78	1.5	616	130	1.33	15	730	15	2.75	5	211	0.19	102	10	126	10
JM RC-20-05	102	104	104277	EXT	0.120	0.7	6.28	11	460	1.1	5	2.7	1	11	30	2130	3.32	1.2	1.42	564	128	1.23	17	780	12	2.48	6	230	0.2	104	10	147	20
JM RC-20-05	104	106	104278	EXT	0.163	0.6	6.97	6	460	1.1	3	2.17	1	11	19	2760	3.16	1.78	1.46	560	74	0.95	14	730	12	2.13	5	160	0.14	98	10	116	10
JM RC-20-05	106	108	104279	EXT	0.128	0.5	7.61	6	460	1.3	7	3.01	1.2	13	24	2370	4.07	1.18	1.62	723	55	1.34	14	670	15	2.82	7	221	0.21	120	10	115	10
JM RC-20-05	108	110	104280	EXT	0.17	0.7	8.8	6	220	1.1	4	3.06	1.2	22	28	2640	4.91	1.58	1.52	604	70	1	19	700	17	3.16	5	211	0.2	130	10	145	10
JM RC-20-05	110	112	104281	EXT	0.182	0.8	6.97	5	380	1.2	5	3.02	1.2	14	25	2610	3.60	1.04	1.75	573	75	1.62	15	780	17	2.86	4	250	0.21	111	10	100	30
JM RC-20-05	112	114	104282	EXT	0.196	1.1	7.44	11	440	1.3	8	3.44	1.3	18	56	3880	4.02	2.03	2.43	663	67	1.34	40	1420	14	2.7	7	264	0.43	142	10	134	10
JM RC-20-05	114	116	104283	EXT	0.073	0.5	4.95	8	300	1.2	11	3.75	1.3	13	78	840	4.07	1.34	2.78	632	27	1.5	40	2270	16	2.01	8	316	0.60	150	10	83	10
JM RC-20-05	116	118	104284	EXT	0.087	0.5	6.84	5	400	1	8	3.66	1.1	14	57	1365	3.63	0.67	2.06	600	44	1.6	43	1010	15	2.01	7	280	0.38	100	10	69	10
JM RC-20-05	118	120	104285	EXT	0.100	0.6	6.62	5	450	1.2	4	2.61	1.2	12	23	1675	3.23	1.53	1.54	755	56	1.75	19	670	30	2.40	5	208	0.2	91	10	115	10
JM RC-20-05	120	122	104286	EXT	0.120	0.5	6.81	6	400	1.2	4	2.75	0.8	10	24	1300	3.41	1.02	1.7	760	40	1.81	16	830	23	2.25	5	344	0.22	100	10	116	10
JM RC-20-05	122	124	104287	EXT	0.086	0.7	6.66	8	340	1.3	8	3.41	1.2	13	51	1325	4.17	0.86	2.19	723	73	1.47	31	1400	12	2.5	6	218	0.30	132	10	101	10
JM RC-20-05	124	126	104288	ORG	0.116	0.6	4	7	310	1.4	6	4.61	1.4	28	88	1010	5.38	0.71	3.33	776	46	0.64	63	2400	16	3.40	5	240	0.04	150	10	67	10
JM RC-20-05	126	128	104290	EXT	0.123	0.5	7.26	5	310	1.3	5	4.42	1.2	14	71	1010	3.71	1.16	2.47	561	164	1.06	36	1630	16	3.60	5	282	0.36	126	10	67	10
JM RC-20-05	128	130	104291	EXT	0.164	0.7	6.66	7	340	1.2	6	3.24	1.2	11	33	2300	3.30	1.24	1.64	640	311	1.06	22	860	13	2.74	6	190	0.28	110	10	171	10
JM RC-20-05	130	132	104292	EXT	0.300	0.9	6.60	10	280	1.4	7	4.5	1	23	63	2070	4.37	1.76	2.53	616	72	0.53	47	2070	7	3.05	6	241	0.47	136	10	64	10
JM RC-20-05	132	134	104293	EXT	0.104	0.5	6.84	5	400	1.2	13	4.1	1.4	9	89	1300	4.41	1.16	2.07	701	27	1.84	58	1880	14	2.91	7	250	0.56	136	10	88	10
JM RC-20-05	134	136	104294	EXT	0.129	0.7	6.60	6	380	1.2	6	4.03	1.2	12	56	2040	3.67	1.07	2.08	668	112	1.22	32	1440	11	2.67	6	282	0.4	126	10	85	10
JM RC-20-05	136	138	104295	EXT	0.130	0.8	6.26	6	240	1.2	6	3.46	0.8	13	46	2230	2.95	1.29	1.66	572	150	0.76	33	870	8	3.00	6	216	0.25	76	10	62	10
JM RC-20-05	138	140	104296	EXT	0.153	0.5	6.17	6	340	1.1	4	3.81	1.4	30	56	2620	4.38	1.66	3.38	730	88	0.54	56	640	10	3.28	6	172	0.30	144	10	102	10
JM RC-20-05	140	142	104297	EXT	0.136	0.6	7.92	10	380	1.3	7	4.19	1.6	15	50	2300	4.28	1.37	2.57	901	71	1.86	36	1780	20	3.26	6	218	0.4	138	10	124	10
JM RC-20-05	142	144	104298	EXT	0.132	0.8	6.23	6	240	1.1	12	4.06	1.1	13	79	1745	4.01	1.14	2.52	629	128	1.24	44	1630	130	2.92	5	271	0.48	129	10	88	10
JM RC-20-05	144	146	104299	EXT	0.137	0.7	7.19	13	380	1.4	11	4.03	1.4	18	82	2040	4.57	1.1	2.06	643	85	0.58	54	2320	11	2.87	6	246	0.61	153	10	128	10
JM RC-20-05	146	148	104300	EXT	0.1	0.5	6.52	5	380	1.2	10	3.77	1.2	13	79	1406	4.31	0.86	2.59	666	65	0.85	41	2210	10	2.32	5	283	0.61	142	10	85	10
JM RC-20-05	148	150	104301	EXT	0.111	0.8	7.57	10	430	1.5	8	2.28	1.2	15	70	1830	4.36	0.80	2.40	764	63	1.26	41	1790	20	1.31	7	142	0.45	144	10	121	10
JM RC-20-05	150	152	104302	EXT	0.130	0.5	6.97	5	470	1.2	5	0.34	0.6	11	24	983	3.51	0.63	1.60	586	48	1.9	16	670	21	0.08	5	48	0.22	116	10	126	10
JM RC-20-05	152	154	104303	EXT	0.153	1	7.29	7	460	1.4	8	0.9	1	12	61	620	4.57	1.18	2.53	606	54	1.46	41	1780	37	0.83	5	102	0.48	146	10	140	10
JM RC-20-05	154	156	104304	EXT	0.196	0.5	6.13	7	630	1.6	4	0.29	1.2	15	28	664	4.19	1.25	1.92	533	124	1.06	16	1010	13	0.83	16	62	0.25	144	10	86	10
JM RC-20-05	156	158	104305	EXT	0.212	0.7	7.60	8	630	1.5	4	0.2	1	6	22	730	3.57	1.16	1.76	567	154	1.14	16	620	13	0.62	6	43	0.22	124	10	107	10
JM RC-20-05	158	160	104306	EXT	0.136	0.7	7.84	9	600	1.6	5	0.78	1.2	16	31	2140	3.80	0.77	1.07	673	92	1.34	17	670	30	0.01	8	79	0.24	131	10	100	10
JM RC-20-05	160	162	104307	EXT	0.163	1	7.37	8	380	1.4	2	3.16	1.3	14	20	3120	3.41	1.36	1.52	618	73	0.64	14	630	23	2.01	11	283	0.16	113	10	146	20
JM RC-20-05	162	164	104308	EXT	0.186	1.3	6.12	7	410	1.4	4	2.11	1.3	12	18	3620	2.90	1.2	1.53	680	180	0.27	14	710	30	2.1	16	144	0.12	83	10	140	10
JM RC-20-05	164	166	104309	EXT	0.28	1.1	6.78	7	370	1.3	4	3.06	1	11	21	1740	2.90	1.2	1.1	670	110	0.37	12	780	12	2.06	5	205	0.17	108	10	137	10
JM RC-20-05	166	168	104310	EXT	0.148	0.7	6.01	8	370	1.4	4	3.30	1.1	9	21	2620	3.01	1.26	1.01	1015	107	0.67	11	770	23	2.06	7	240	0.2	104	10	130	10
JM RC-20-05	168	170	104311	EXT	0.162	0.7	7.25	8	380	1.4	3	3.7	1.2	12	34	2800	3.02	2.04	1.06	710	48	0.35	20	730	12	3.3	7	313	0.16	117	10	68	10
JM RC-20-05	170	172	104312	EXT	0.224	1.9	8.20	6	350	1.2	8	3.11	1.2	13	23	2400	4.01	1.4	1.54	1085	114	0.48	14	750	30	2.06	6	152	0.22	118	10	112	10
JM RC-20-05	172	174	104313	EXT	0.167	4.6	7.83	17	470	1.7	2	2.96	3.5	15	28	3320	3.63	2.4	1.56	1090	136	0.52	15	810	245	3.4	24	156	0.2	121	10	280	20
JM RC-20-05	174	176	104314	ORG	0.185	1.2	7.28	6	680	1.8	5	1.72	1.2	12	20	3360	3.44	1.76	1.66	1106	82	0.7	14	820	38	1.48	10	137	0.17	114	10	144	10





RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-21-05	254	256	104542	EXT	0.486	0.5	8.77	8	530	0.8	6	0.07	1.3	18	7	2480	2.73	2.15	0.46	84	5	0.28	14	620	46	1.95	5	307	0.14	57	10	92	10
JM RC-21-05	256	258	104543	EXT	0.37	0.6	8.97	6	560	1	10	0.07	2.6	14	6	2200	2.28	1.88	0.78	104	6	0.2	27	710	20	1.52	5	108	0.13	57	10	325	10
JM RC-21-05	258	260	104544	EXT	0.164	0.5	8.17	10	600	1.3	8	0.06	1.3	8	5	1110	1.88	2.3	0.83	119	16	0.23	26	700	24	1.84	8	154	0.12	63	10	136	10
JM RC-21-05	260	262	104545	EXT	0.160	0.8	7.55	5	230	0.8	10	0.08	1.2	10	6	1810	3.34	2.47	0.27	42	12	0.25	6	810	77	4.13	8	379	0.08	50	10	32	10
JM RC-21-05	262	264	104546	EXT	0.239	0.8	8.81	36	360	0.5	9	0.05	1.5	14	4	2470	2.88	2.2	0.44	48	16	0.19	6	540	34	3.65	11	218	0.06	38	10	76	20
JM RC-21-05	264	266	104547	EXT	0.254	1.1	8.22	5	200	0.5	11	0.05	1.3	8	5	2700	3.38	2.25	0.16	34	19	0.2	8	530	46	4.41	7	196	0.06	32	10	22	30
JM RC-21-05	266	268	104548	EXT	0.213	1.9	8.52	42	190	0.8	10	0.05	1.3	14	4	4450	3.8	2.28	0.19	42	39	0.21	6	530	41	4.58	5	178	0.08	41	10	38	40
JM RC-21-05	268	270	104549	EXT	0.22	1	5.98	34	190	0.5	10	0.05	0.5	12	4	4280	3.85	2.2	0.12	37	26	0.18	7	470	43	4.48	5	143	0.06	30	10	6	30
JM RC-21-05	270	272	104550	EXT	0.25	1.3	8.11	24	180	0.5	8	0.03	0.9	13	7	3530	3.98	2.08	0.12	46	23	0.17	5	440	51	4.72	8	122	0.07	25	10	24	40
JM RC-21-05	272	274	104551	EXT	0.178	1.1	5.53	30	140	0.6	7	0.03	0.7	10	5	3830	3.94	1.61	0.08	41	21	0.18	5	470	44	4.63	10	142	0.08	22	10	14	40
JM RC-21-05	274	276	104552	EXT	0.184	1.6	4.87	47	140	0.5	7	0.03	1.2	11	4	4090	5.53	1.58	0.06	47	37	0.14	5	480	42	6.43	5	123	0.04	19	10	7	40
JM RC-21-05	276	278	104553	EXT	0.199	1.7	5.08	13	170	0.5	5	0.02	1.1	7	5	4740	2.78	1.82	0.09	41	21	0.12	5	260	42	3.61	5	52	0.05	15	10	11	60
JM RC-21-05	278	280	104554	EXT	0.182	0.8	5.26	15	140	0.5	10	0.02	0.7	10	3	4780	3.38	1.94	0.1	45	68	0.13	7	280	23	4.18	5	83	0.06	21	10	7	40
JM RC-21-05	280	282	104555	EXT	0.17	0.8	5.59	48	150	0.5	8	0.05	1.2	13	8	2880	3.3	1.94	0.1	42	20	0.16	6	480	40	4.18	5	184	0.07	31	10	9	80
JM RC-21-05	282	284	104556	ORG	0.137	1	8.52	51	230	0.5	7	0.05	1.3	15	6	2850	2.82	2.22	0.12	48	31	0.2	10	480	38	3.63	12	165	0.06	33	10	14	40
JM RC-21-05	284	286	104558	EXT	0.155	1.2	8.41	34	320	0.5	6	0.04	1	29	5	2480	2.34	2.1	0.11	36	17	0.28	8	480	48	3.38	5	196	0.07	26	10	11	80
JM RC-21-05	286	288	104559	EXT	0.196	1	8.35	58	180	0.8	11	0.06	1.3	27	7	2210	2.84	2.18	0.13	40	17	0.48	14	780	50	4.5	5	398	0.1	64	10	17	50
JM RC-21-05	288	290	104560	EXT	0.25	0.5	8.21	130	380	1.5	12	0.06	1.8	31	7	2130	2.06	2.16	0.14	62	10	0.38	14	730	26	3.23	5	230	0.15	71	10	14	10
JM RC-21-05	290	292	104561	EXT	0.233	1.4	8.82	38	280	0.7	6	0.06	1.4	14	7	2870	2.37	2.03	0.13	42	16	0.24	10	680	34	3.51	5	377	0.06	38	10	7	30
JM RC-21-05	292	294	104562	EXT	0.152	1.2	5.85	25	280	0.5	7	0.03	0.6	9	4	3230	2.84	2.03	0.13	63	19	0.16	8	330	30	3.18	4	124	0.07	18	10	6	30
JM RC-21-05	294	296	104563	EXT	0.212	1.2	5.88	5	210	0.5	5	0.03	0.7	21	5	4550	2.25	1.91	0.16	44	24	0.19	8	280	14	3.32	8	86	0.08	17	10	8	40
JM RC-21-05	296	298	104564	EXT	0.173	1.2	8.17	63	240	0.5	5	0.05	1.6	27	4	2610	3.19	1.82	0.12	63	16	0.22	40	510	36	4.08	8	239	0.07	22	10	11	70
JM RC-21-05	298	300	104565	EXT	0.153	1.3	8.17	71	300	0.5	8	0.04	0.8	13	4	3350	2.86	2.17	0.12	38	20	0.24	18	350	22	3.88	8	135	0.07	20	10	5	40
JM RC-21-05	300	302	104566	EXT	0.361	1.2	5.08	37	280	0.6	8	0.04	1.9	10	5	3490	2.8	1.82	0.19	76	21	0.29	7	310	25	3.43	5	120	0.08	14	10	25	50
JM RC-21-05	302	304	104567	EXT	0.348	1.7	5.34	7	180	0.7	8	0.04	1.1	8	6	4780	2.83	1.78	0.32	41	27	0.2	5	280	33	3.88	6	98	0.08	15	10	23	80
JM RC-21-05	304	306	104568	EXT	0.277	1.7	5.54	11	170	0.5	5	0.02	0.8	13	5	5370	2.57	2.01	0.19	39	30	0.15	4	210	27	3.48	5	88	0.07	13	10	19	90
JM RC-21-05	306	308	104569	EXT	0.201	1	5.29	7	180	0.5	4	0.02	0.8	8	4	4970	2.27	1.97	0.16	49	17	0.13	3	170	17	2.88	5	58	0.07	14	10	31	110
JM RC-21-05	308	310	104570	EXT	0.217	1.5	6.64	91	180	0.5	8	0.04	0.8	13	6	5050	3.01	2.04	0.13	44	28	0.18	6	420	31	4.1	20	208	0.07	17	10	25	120
JM RC-21-05	310	312	104571	ORG	0.217	1.3	5.41	40	130	0.5	2	0.03	0.8	10	4	4940	2.77	1.85	0.21	36	30	0.12	2	300	30	3.72	7	92	0.07	15	10	33	130
JM RC-21-05	312	314	104573	EXT	0.168	0.8	8	11	120	0.5	6	0.03	0.9	11	5	3810	3.11	2.26	0.14	36	39	0.14	6	350	30	4.14	5	124	0.08	19	20	16	80
JM RC-21-05	314	316	104574	EXT	0.138	0.6	5.45	24	120	0.5	6	0.03	1	17	7	3470	3.08	2.14	0.16	42	28	0.13	15	270	18	3.98	5	68	0.06	30	10	48	80
JM RC-21-05	316	318	104575	EXT	0.158	0.6	6.42	41	180	0.5	3	0.03	0.8	19	10	2500	2.81	1.77	0.18	56	37	0.18	8	270	24	3.44	5	82	0.1	23	10	128	40
JM RC-21-05	318	320	104576	EXT	0.185	0.6	4.08	90	120	0.5	2	0.03	0.8	17	12	3420	3.26	1.92	0.21	43	25	0.2	8	240	20	4.1	5	65	0.08	22	10	53	50
JM RC-21-05	320	322	104577	EXT	0.194	0.8	7.31	134	160	0.6	3	0.04	0.8	17	14	3710	2.85	2.87	0.21	50	34	0.22	8	400	28	3.29	5	146	0.08	28	30	133	70
JM RC-21-05	322	324	104578	EXT	0.2	1.1	6.36	87	160	0.6	6	0.04	1.3	14	11	3840	2.83	2.13	0.2	54	21	0.2	5	340	25	3.32	5	119	0.08	24	10	92	70
JM RC-21-05	324	326	104579	EXT	0.211	1.1	6.32	40	170	0.5	7	0.03	1.4	11	8	3720	2.82	2.14	0.2	50	21	0.22	6	310	25	3.61	5	116	0.07	20	10	98	80
JM RC-21-05	326	328	104580	EXT	0.235	0.8	6.14	120	130	0.5	6	0.04	1.3	16	15	4250	3.2	2.26	0.18	52	38	0.24	5	410	38	4.25	5	158	0.07	24	20	138	70
JM RC-21-05	328	330	104581	EXT	0.222	0.8	5.57	62	150	0.5	3	0.03	1.7	13	10	4040	2.81	1.9	0.17	48	28	0.2	3	310	24	3.6	5	118	0.07	21	20	78	50
JM RC-21-05	330	332	104582	EXT	0.224	0.6	5.58	57	140	0.5	4	0.03	1.1	16	10	4330	3.7	2.31	0.2	41	28	0.18	7	300	22	4.64	12	107	0.07	21	10	83	20
JM RC-21-05	332	334	104583	EXT	0.204	1	5.57	5	160	0.7	8	0.03	0.7	8	4	3780	2.5	2.1	0.38	38	18	0.15	3	170	13	3.12	7	63	0.06	18	10	28	70
JM RC-21-05	334	336	104584	EXT	0.218	1.4	6.5	237	150	0.8	7	0.03	1	10	4	3760	3.21	2.22	0.28	31	18	0.21	6	290	27	4.17	14	95	0.07	20	10	14	80
JM RC-21-05	336	338	104585	EXT	0.175	0.8	5.51	53	160	0.7	8	0.03	1.1	11	15	3040	2.71	2.03	0.27	51	16	0.17	14	250	17	3.24	8	90	0.08	21	10	75	30
JM RC-21-05	338	340	104586	EXT	0.186	0.7	6.43	13	160	1	5	0.03	0.7	11	5	3370	2.96	2.05	0.47	35	16	0.21	6	220	22	3.41	11	74	0.06	18	10	47	20
JM RC-21-05	340	342	104587	EXT	0.182	0.5	6.58	23	240	0.8	7	0.03	0.5	14	6	3080	2.88	1.78	0.51	41	11	0.32	8	210	22	3.88	5	73	0.08	18	20	62	20
JM RC-21-05	342	344	104588	EXT	0.217	0.8	5.95	75	130	0.7	6	0.05	1	17	20	3790	2.98	1.81	0.32	54	28	0.25	6	390	28	3.61	11	143	0.07	23	10	146	40
JM RC-21-05	344	346	104589	ORG	0.173	0.8	6.40	8	380	0.6	9	0.03	1.1	10	4	2880	1.67	1.6	0.51	31	18	0.28	5	240	14	1.8	5	78	0.04	22	30	54	50
JM RC-21-05	346	348	104591	EXT	0.175	0.7	6.74	25	140	0.8	5	0.02	1	14	4	3400	2.3	1.68	0.38	31	13	0.25	5	230	17	2.78	8	64	0.04	22	10	52	80
JM RC-21-05	348	350	104592	EXT	0.156	0.8	8.09	137	130	0.8	6	0.03	0.4	10	4	3030	3.1	2.07	0.21	32	20	0.23	5	280	23	4.05	6	104	0.07	21	10	36	80
JM RC-21-05	350	352	104593	EXT	0.151	0.7	5.53	30	180	0.5	4	0.03	0.7	13	11	2620	2.14	1.63	0.27	35	14	0.23	8	280	18	2.63	8	85	0.08	18	10	46	40
JM RC-21-05	352	354	104594	EXT	0.172	0.8	8.44	78	210	0.7	4	0.04	1.6	15	13	3480	2.47	1.91	0.4	36	28	0.3	7	300	27	3.17	6	105	0.06	22	30	80	40
JM RC-21-05	354	356	104595	EXT	0.27	0.8	6.78	33	300	1.5	4	0.08	0.9	23	25	3940	3.43	2.42	0.38	61	21	0.41	23	770	22	3.72	5	234	0.22	62	10	238	10
JM RC-21-05	356	358	104596	EXT	0.158	1	6.1	14	280	1.3	5	0.08	0.5	15	23	2980	2.47	2.58	0.26	43	15	0.34	24	800	14	2.44	5	137	0.18	61	10	228	10
JM RC-21-05	358	360	104597	EXT	0.114	0.7	5.97	6	210	0.7	2	0.02	0.5	10	5	2140	2.07	2.17	0.24	31	11	0.18	8	280	9	2.13	5	63	0.07	27	10	50	10
JM RC-21-05	360	362	104598	EXT	0.156	0.7	5.81	25	270	0.8	2	0.03	0.5	15	7	2390	2.80	1.8	0.21	32	15	0.18	8	390	16	2.94	5	86	0.07	27	10	41	10
JM RC-21-05	362	364	104599	EXT	0.202	0.9	5.65	28	280	0.8	2	0.04	0.5	18	16	2630	2.88	2.08	0.15	42	20	0.19	12	460	17	3.08	5	120	0.08	31	10	78	10
JM RC-21-05	364	366	104600	ORG	0.116	0.6	8.28	13	270	0.6	2	0.03	0.5	7	4	3070	1.82	2.38	0.23	32	16	0.2	1	280	20	1.78	5	70	0.08	27	10	25	10
JM RC-21-05	366	368	104602	EXT	0.115	0.6	6.33	16	280	0.8	2	0.04	0.5	11	8	2330	2.47	2.31	0.25	50	20	0.22	6	360	22	2.41	5	102	0.08	33	10	41	10
JM RC-21-05	368	370	104603	EXT	0.152	0.8	8.17	11	300	1.4	4	0.07	0.5	17	6	2830	3.06	2.44	0.5	74	13	0.33	8	420	11	3.15	5	72	0.11	59	10	84	10
JM RC-21-05	370	372	104604	EXT	0.218	0.8	8.88	11	370	1.8	2	0.15	1.3	22	6	2880	2.77	2.16	1.25	213	15	0.43	23	410	12	1.81	5	83	0.21	99	10	260	10
JM RC-21-05	372	374	104605	EXT	0.208	0.9	9.12	41	340	1.7	2	0.08	1	19	16	3140	3.24	2.45	0.97	138	18	0.45	20	700	22	3.13	5	138	0.23	105	10	444	20
JM RC-21-05	374	376	104606	EXT	0.304	0.8	9.06	13	320	1.9	2	0.12	0.8	18	5	2780	3.34	2.24	1.64	281	12	0.4	21	610	14	2.34	5	87	0.2	114	10	224	10
JM RC-21-05	376	378	104607	EXT	0.192	0.7	8.74	8	280	2.2	2	0.11	1.5	17	8	2080	3.07	1.6	1.73	402	10	0.45	22	620	12	1.72	5	130	0.22	111	10	377	10
JM RC-21-05	378	380	104608	EXT	0.146	0.5	6.88	18	250	2.2	2	0.12	0.8	14	18	2360	3.21	2.11	1.57	235	13	0.48	14	740	17	2.6	5	130	0.2	108	10	322	10
JM RC-21-05	380	382	104609	EXT	0.182	0.8	6.95	25	180	1.3	2	0.07	0.8	12	7	1840	2.68	2.08	0.67	118	8	0.28	7	400	10	2.67	5	77	0.11	59	10	118	10
JM RC-21-05	382	384	104610	EXT	0.14	0.9	7.29	52	180	1.2	4	0.06	0.8	8	8	3010	2.74	2.81	0.37	42	58	0.28	7	420	8	2.67	5	98	0.12	68	10	91	20
JM RC-21-05	384	386	104611	EXT	0.062	0.5	7.25	25	190	0.8	3	0.04	0.5	6	13	1605	1.66	2.48	0.28	58	15	0.25	6	420	19	1.61	5	44	0.12	45	10	111	10
JM RC-21-05	386	388	104612	EXT	0.146	0.7	5.24	38	140	0.8	2	0.11	0.5	12	7	2420	2.63	2	0.14	48	11	0.18	5	440	14	3.18	5	70	0.09	32	10	35	10
JM RC-21-05	388	390	104613	EXT	0.158	0.7	9.32	58	280	1.8	2	0.14	0.5	6	8	3140	2.98	2.81	0.43	60	11	0.38	4	710	20	3.03	8	170	0.12	65	10	77	10
JM RC-21-05	390	392	104614	EXT	0.182	0.8	4.24	17	240	1.8	4	0.07	0.5	6	17	3530	2.57	2.33	0.53	66	12	0.38	16	510	18	2.38	5	184	0.14	78	10	100	30
JM RC-21-05	392	394	104615	EXT	0.218	0.8	7.41	19	230	1.3	2	0.05	0.6	12	13	3660	2.58	2.58	0.24	54	16	0.27	4	530	4	2.6	5	113	0.1	57	10	53	10
JM RC-21-05	394	396	104616	EXT	0.184	0.6	5.88	23	160	0.8	2	0.05	0.7	4	6	2870	2.38	2.07	0.14	58	13	0.2	4	410	14	2.28	7	85	0.06	28	10	40	10
JM RC-21-05	396	398	104617	EXT	0.143	0.7	5.81	12	290	0.9	2	0.04	0.5	4	6	2520	2.21	2.34	0.2	50	20	0.19	3	300	4	2.08	5	48	0.07	28	10	41	10
JM RC-21-05	398	400	104618	EXT	0.152	0.5	6.95	17	360	1	2	0.04	0.6	8	3	3080	2.22	2.2	0.18	50	11	0.2	5	280	4	2.28	5	80	0.08	23	10	37	80
JM RC-22-05	0	2	104619	EXT	0.082	0.5	7.22	22	880	0.5	2	0.11	0.5	1	13	65	2.78	1.77	0.06	36	15	0.18	1	820	235	0.48	5	345	0.18	88	10	20	10
JM RC-22-05	2	4	104620	EXT	0.086	0.6	8.04	23	700	0.5	2	0.11	0.5	1	15	37	2.82	1.8	0.06	37	18	0.21	1	880	226	0.88	7	374	0.21	108	10	17	10
JM RC-22-05	4	6	104621	EXT	0.077	0.7	7.25	43	670	0.5	3	0.08	0.5	1	13	35	2.83	1.62	0.06	33	24	0.23	1	810	264	0.85	8	412	0.18	104	10	14	10
JM RC-22-05	6	8	104622	EXT	0.058	0.5	7.31	52	210	0.5	2	0.1	0.5	1	14	27	2.18	1.5	0.04	34	20	0.23	1	950	302	2.1	6	431	0.2	106	10	16	10
JM RC-22-05	8	10	104623	EXT	0.057	0.5	7.02	40	180	0.5	2	0.1	0.5	1	19	24	1.94	1.32	0.03	37	14	0.21	3	860	363	2.25	10	388	0.22	112	10	18	20
JM RC-22-05	10	12	104624	EXT	0.086	0.8	8.19	82	210	0.5	2	0.08	0.5	1	20	19	2.52	1.7	0.04	31	13	0.26	1	670	324	2.43	8	408	0.21	128	10	14	10
JM RC-22-05	12	14	104625	ORG	0.088	0.6	8.53	41	880	0.5	2	0.08	0.5	1	23	26	3.11	1.81	0.08	35	12	0.3	2	820	244	1.05	5	362	0.18	146	10	18	10
JM RC-22-05	14	16	104627	EXT	0.076	0.7	8.56	45	610	0.5	2	0.08	0.5	1	21	47	3.26	1.54	0.07	32	14	0.28	1	880	243	0.6	8	528	0.21	148	10	18	10
JM RC-22-05	16	18	104628	EXT	0.083	1	8.48	33	700	0.5	4	0.1	0.6	1	25	28	3.23	1.6	0.08	28	14	0.25	1	950	230	0.45	12	388	0.18	144	10	17	10
JM RC-22-05	18	20	104629	EXT	0.11	0.8	8.64	15	880	0.6	4	0.1	0.5	1	34	38	2.87	1.96	0.08	33	14	0.28	1	940	192	0.8	9	383	0.18	143	10	21	10
JM RC-22-05	20	22	104630	EXT	0.615	0.5	6.72	19	510	0.5	4	0.12	0.5	1	21	55	2.44	2.28	0.12	30	24	0.16	1	1540	78	0.58	5	1125	0.38	148	10	17	10
JM RC-22-05	22	24	104631	EXT	0.881	0.6	7.64	16	430	0.5	4	0.08	0.7	1	28	65	2.54	1.86	0.13	33	38	0.12	1	1200	87	0.31	5	881	0.27	124	10	28	10
JM RC-22-05	24	26	104632	EXT	0.368	0.5	8	7	880	0.5	2	0.08	0.5	1	10	47	1.24	1.56	0.13	26	28	0.15	1	830	48	0.38	7	402	0.18	74	10	14	10
JM RC-22-05	26	28	104633	EXT	0.44	1.8	6.15	55	480	0.5	2	0.08	0.5	1	6	54	1.31	1.63	0.11	34	16	0.15	1	870	106	0.87	8	388	0.17	48	10	12	30
JM RC-22-05	28	30	104634	EXT	0.618	0.8	7.48	37	880	0.5	2	0.08	0.5	1	6	65	3.76	2.02	0.11	37	50	0.16	1	880	101	0.68	5	385	0.14	63	10	11	10
JM RC-22-05	30	32	104635	EXT	0.552	0.5	7.8	28	650	0.5	3	0.06	0.5	1	5	63	2.42	1.92	0.13	36	24	0.13	2	870	52	0.45	5	418	0.15	65	10	12	10
JM RC-22-05	32	34	104636	EXT	0.497	0.6	8.17	35	780	0.5	3	0.08	0.6	1	6	51	1.56	1.98	0.13	27	23	0.17	2	990	62	0.72	5	454	0.14	74	10	10	20
JM RC-22-05	34	36	104637	EXT	0.42	0.7	7.05	15	620	0.5	2	0.04	0.5	1	5	47	1.72	2.08	0.14	31	30	0.13	2	710	47	0.4	5	348	0.13	65	10	11	10
JM RC-22-05	36	38	104638	EXT	0.48	0.5	7.31	31	830	0.5	2	0.07	0.5	1	5	61	2.6	2.07	0.14	38	32	0.14	2	830	52	0.5	5	532	0.15	63	10	11	10
JM RC-22-05	38	40	104639	EXT	0.495	0.8	7.8	11	880	0.5	2	0.07	0.5	1	5	80	2.97	1.36	0.14	37	46	0.15	2	770	64	0.88	5	481	0.12	70	10	12	10
JM RC-22-05	40	42	104640	EXT	0.457	0.8	6.22	27	720	0.5	2	0.07	0.5	1	6	71	2.71	1.72	0.18	35	57	0.16	1	780	102	0.88	5	378	0.13	74	10	27	10
JM RC-22-05	42	44	104641	EXT	0.485	1.1	7.88	25	270	0.5	2	0.06	0.5	5	6	1675	2.84	2.01	0.14	41	48	0.12	1	780	50	2.31	5	564	0.13	66	10	18	10
JM RC-22-05	44	46	104642	EXT	0.622	1.3	7.79	44	190	0.5	2	0.07	0.5	7	5	4500	2.57	1.52	0.12	25	28	0.1	3	740	52	2.58	6	414	0.14	57	10	20	20
JM RC-22-05	46	48	104643	EXT	0.84	3.3	7.88	388	250	0.5	2	0.07	0.5	3	7	800	2.82	2.09	0.11	30	34	0.13	1	730	58	2.52	5	418	0.13	58	10	8	300
JM RC-22-05	48	50	104644	EXT	0.703	4.7	7.36	473	170	0.5	2	0.09	0.5	8	8	2400	2.82	2.07	0.09	27	28	0.12	3	640	43	3.87	9	363	0.13	48	10	17	250
JM RC-22-05	50	52	104645	EXT	0.612	0.8	7.75	31	190	0.5	2	0.08	0.5	4	7	1670	2.8	2.15	0.12	28	24	0.12	1	770	110	3.1	5	280	0.11	63	10	18	30
JM RC-22-05	52	54	104646	EXT	0.542	2.8	7.12	507	180	0.5	2	0.07	0.5	7	7	1860	2.75	1.98	0.08	27	24	0.11	5	730	47	3.61	8	354	0.12	58	10	18	140
JM RC-22-05	54	56	104647	EXT	0.384	0.9	7.86	53	160	0.5	2	0.08	0.5	8	3	2230	2.81	2.3	0.1	31	30	0.12	3	410	80	3.35	9	305	0.11	63	10	14	30
JM RC-22-05	56	58	104648	EXT	0.58	0.8	7.44	26	250	0.5	2	0.09	0.5	5	8	787	2.12	1.45	0.13	28	47	0.11	4	750	72	2.01	5	304	0.08	70	10	14	20
JM RC-22-05	58	60	104649	EXT	0.483	0.6	7.92	18	200	0.5	4	0.08	0.5	10	4	1885	2.58	1.8	0.14	31	42	0.12	3	780	86	2.73	5	310	0.1	75	10	19	40
JM RC-22-05	60	62	104650	EXT	0.446	1.2	7.62	13	200	0.5	4	0.08	0.5	6	4	4300	2.84	2.14	0.15	28	54	0.1	3	700	48	2.78	5	282	0.12	60	10	18	40
JM RC-22-05	62	64	104651	EXT	0.734	1.7	6.88	19	180	0.5	2	0.06	0.5	4	5	3260	3.65	1.76	0.15	38	62	0.08	5	710	57	3.41	8	249	0.12	61	10	16	30
JM RC-22-05	64	66	104652	ORG	0.855	1.4	6.45	16	150	0.6	2	0.07	0.5	2	3	3020	3.67	1.98	0.11	32	48	0.08	1	770	82	3.3	5	141	0.08	62	10	17	30
JM RC-22-05	66	68	104654	EXT	0.835	2.8	6.45	16	160	0.6	2	0.06	0.5	4	3	3040	3.46	1.94	0.11	54	26	0.11	3	710	46	2.97	5	202	0.09	54	10	20	20

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-22-05	68	70	104655	EXT	0.606	1.5	7	8	200	0.6	2	0.09	0.5	6	4	3270	3.69	2.06	0.13	28	38	0.12	2	1040	58	3.06	5	537	0.18	84	10	25	30
JM RC-22-05	70	72	104656	EXT	0.526	1.1	7.11	13	190	0.6	2	0.07	0.6	5	4	3910	3.37	2.15	0.12	35	49	0.15	3	770	65	3.12	5	314	0.1	73	10	20	40
JM RC-22-05	72	74	104657	EXT	0.771	1.7	7.82	13	100	0.5	1	0.04	0.6	11	1	4030	4.56	2.34	0.12	34	34	0.11	7	530	41	5.48	5	336	0.1	65	10	13	80
JM RC-22-05	74	76	104658	EXT	0.71	1.5	7.54	12	150	0.6	3	0.05	0.6	4	2	7640	3.2	2.08	0.14	33	41	0.11	6	640	32	3.77	5	380	0.11	60	10	16	40
JM RC-22-05	76	78	104659	EXT	0.674	1.1	7.46	40	110	0.9	2	0.04	0.5	7	1	6680	4.3	2.53	0.10	37	35	0.08	1	460	30	5.23	5	367	0.13	80	10	8	50
JM RC-22-05	78	80	104660	EXT	0.654	1.5	7.21	56	110	0.7	2	0.04	0.5	4	1	6440	4.12	2.53	0.10	48	32	0.11	3	560	48	4.74	5	248	0.14	96	10	21	60
JM RC-22-05	80	82	104661	EXT	0.622	1.3	6.98	4	180	0.7	2	0.03	0.5	6	2	6410	3.27	2.15	0.14	38	39	0.1	3	520	38	3.71	5	258	0.14	47	10	20	30
JM RC-22-05	82	84	104662	EXT	0.852	1.3	6.95	11	140	0.9	2	0.04	0.6	6	1	6610	3.81	2.2	0.14	44	33	0.1	6	520	62	4.37	5	238	0.15	54	10	17	30
JM RC-22-05	84	86	104663	EXT	0.541	1.7	8.3	45	100	0.5	2	0.06	0.6	10	1	5810	4.46	2.07	0.12	40	37	0.08	2	570	64	5.4	5	190	0.07	95	10	24	30
JM RC-22-05	86	88	104664	EXT	0.657	1.5	6.98	45	80	0.9	4	0.06	0.6	4	1	6400	4.52	2.36	0.14	45	38	0.1	4	660	67	5.5	5	330	0.06	81	10	18	20
JM RC-22-05	88	90	104665	EXT	0.486	1.5	8	86	120	0.8	5	0.05	0.5	16	2	5860	3.62	2.26	0.14	34	52	0.14	9	660	33	4.97	6	313	0.16	93	10	17	20
JM RC-22-05	90	92	104666	EXT	0.915	1.4	6.6	21	140	0.9	2	0.03	0.6	12	1	6010	4.04	1.82	0.11	43	31	0.11	7	440	37	3.67	5	234	0.15	54	10	15	10
JM RC-22-05	92	94	104667	EXT	0.456	0.6	6.34	11	170	0.6	2	0.07	0.5	15	28	4520	4.36	1.54	0.17	31	47	0.12	18	850	25	3.51	5	505	0.18	84	10	22	10
JM RC-22-05	94	96	104668	EXT	0.704	0.5	8.8	23	310	0.9	4	0.06	0.5	9	87	4400	4.2	1.4	0.19	33	33	0.13	23	1000	25	2.96	5	538	0.22	124	10	20	10
JM RC-22-05	96	98	104669	EXT	0.563	0.7	7.11	175	170	0.5	3	0.04	0.5	7	22	5400	2.85	1.82	0.1	32	56	0.15	15	520	28	3.60	4	301	0.18	72	10	23	30
JM RC-22-05	98	100	104670	EXT	0.61	0.7	6.75	26	210	1	2	0.08	0.9	10	21	6230	3.75	1.95	0.18	30	53	0.23	6	1130	53	3.22	5	606	0.33	110	10	14	20
JM RC-22-05	100	102	104671	EXT	0.652	0.7	7.44	8	250	0.8	2	0.12	0.5	14	8	7380	4.2	1.66	0.18	33	56	0.12	3	1270	48	2.51	5	379	0.32	106	10	14	10
JM RC-22-05	102	104	104672	EXT	0.572	1.4	7.02	8	130	0.6	2	0.06	0.7	13	1	6030	3.78	1.62	0.19	37	38	0.08	2	630	64	3.74	5	232	0.18	78	10	12	10
JM RC-22-05	104	106	104673	EXT	0.485	2	6.46	17	80	0.5	3	0.06	0.5	11	1	7630	5.07	2.29	0.17	33	133	0.07	1	790	128	6.28	5	227	0.08	56	10	22	20
JM RC-22-05	106	108	104674	EXT	0.437	2	5.93	42	80	0.5	2	0.05	0.5	10	1	7950	5.4	2.31	0.12	45	103	0.09	4	880	97	6.64	5	302	0.08	56	10	18	30
JM RC-22-05	108	110	104675	ORG	0.590	1.4	6.74	7	130	0.5	2	0.06	0.5	7	1	7720	4.05	2.13	0.20	40	56	0.08	4	720	78	4.34	5	173	0.1	58	10	27	10
JM RC-22-05	110	112	104677	EXT	0.352	1.3	6.24	16	100	0.5	2	0.04	0.6	5	1	9970	4.22	2.16	0.13	43	35	0.09	3	540	40	4.75	5	144	0.07	67	10	17	10
JM RC-22-05	112	114	104678	EXT	0.500	1.1	6.21	5	190	0.5	1	0.03	0.7	6	21	8840	3.9	1.94	0.16	66	66	0.06	14	450	23	2.91	5	114	0.1	63	10	27	10
JM RC-22-05	114	116	104679	EXT	0.480	1.2	6.18	5	180	0.5	2	0.04	0.7	6	1	5300	3.56	1.90	0.17	50	63	0.06	4	480	34	3.08	5	88	0.11	50	10	33	10
JM RC-22-05	116	118	104680	EXT	0.57	0.8	7.12	11	280	0.5	3	0.05	0.7	7	3	5040	3.45	1.84	0.31	52	40	0.09	4	540	34	2.37	5	176	0.12	67	10	38	10
JM RC-22-05	118	120	104681	EXT	0.814	0.8	6.82	5	230	0.5	2	0.04	0.8	7	2	4710	3.80	1.83	0.32	44	75	0.08	4	500	38	3.4	5	138	0.13	83	10	38	10
JM RC-22-05	120	122	104682	EXT	0.630	1.3	5.88	5	230	0.5	3	0.04	0.5	7	1	6200	3.43	2.06	0.18	54	64	0.07	4	540	33	2.87	5	168	0.1	52	10	21	10
JM RC-22-05	122	124	104683	EXT	0.484	1	6.81	5	230	0.6	2	0.07	0.5	4	2	5400	3.46	1.97	0.31	38	53	0.09	4	670	62	2.47	5	173	0.11	56	10	31	10
JM RC-22-05	124	126	104684	EXT	0.54	0.6	6.01	5	280	0.6	2	0.04	0.7	7	1	4350	3.86	1.87	0.95	52	63	0.08	3	480	42	2.38	5	130	0.12	61	10	37	10
JM RC-22-05	126	128	104685	EXT	0.730	1.3	6.61	5	180	0.7	2	0.06	0.6	8	1	4540	4.28	1.85	0.44	48	47	0.07	5	640	62	3.26	5	158	0.13	47	10	44	10
JM RC-22-05	128	130	104686	EXT	0.647	1.2	6.46	5	240	0.8	2	0.04	0.5	8	1	5800	4.50	2	0.40	56	28	0.07	4	520	47	2.38	5	128	0.12	50	10	42	10
JM RC-22-05	130	132	104687	EXT	0.663	1.4	6.28	6	150	0.6	4	0.04	0.6	12	1	7010	4.59	2.02	0.38	45	37	0.08	5	470	31	3.3	5	123	0.11	63	10	32	10
JM RC-22-05	132	134	104688	EXT	0.740	1.7	6.15	61	140	0.8	2	0.04	0.6	11	1	5840	4.26	2.16	0.37	63	32	0.08	3	460	37	4.11	5	105	0.11	91	10	35	30
JM RC-22-05	134	136	104689	EXT	1	1.7	6.14	11	200	0.6	2	0.04	0.5	8	1	6790	4.26	1.96	0.35	48	28	0.08	4	530	28	2.63	5	134	0.12	88	10	35	10
JM RC-22-05	136	138	104690	EXT	0.613	1.2	7.57	8	620	0.7	4	0.07	0.5	5	1	4400	3.4	1.86	0.08	61	16	0.16	7	710	30	1.60	5	229	0.13	56	10	68	10
JM RC-22-05	138	140	104691	EXT	0.431	0.6	6.07	5	430	0.8	2	0.08	0.7	10	3	3280	3.04	1.82	0.48	34	17	0.15	7	700	28	2.18	5	287	0.11	98	10	42	10
JM RC-22-05	140	142	104692	EXT	0.66	1.2	7	12	120	0.5	2	0.04	0.5	11	1	8010	4.06	2.18	0.24	46	64	0.14	3	980	27	4.2	5	187	0.11	98	10	32	20
JM RC-22-05	142	144	104693	EXT	0.404	0.5	7.60	10	240	0.5	2	0.07	0.5	9	4	1910	2.83	1.5	0.2	31	28	0.17	2	790	38	2.25	5	349	0.12	60	10	20	10
JM RC-22-05	144	146	104694	EXT	0.590	0.5	6.05	30	110	0.6	3	0.04	0.5	7	3	4850	2.60	1.40	0.18	38	28	0.21	3	670	45	2.22	5	286	0.15	53	10	26	10
JM RC-22-05	146	148	104695	EXT	0.314	0.6	7.40	16	110	0.5	2	0.06	0.7	11	2	3210	3.63	1.40	0.18	28	25	0.17	3	790	43	4.34	5	314	0.11	88	10	19	40
JM RC-22-05	148	150	104696	EXT	0.262	0.5	7.06	19	90	0.5	2	0.06	0.6	7	2	3770	3.94	1.88	0.17	38	18	0.19	5	830	31	4.72	5	258	0.1	97	10	17	20
JM RC-22-05	150	152	104697	EXT	0.277	0.6	7.60	380	110	0.6	2	0.07	0.6	6	2	4130	3.8	1.83	0.17	31	13	0.24	2	710	53	4.37	5	303	0.14	88	10	22	60
JM RC-22-05	152	154	104698	EXT	0.190	1.6	6.04	430	60	0.5	2	0.06	0.6	11	3	3380	3.58	1.9	0.08	38	25	0.21	5	570	41	4.81	5	252	0.1	97	10	15	40
JM RC-22-05	154	156	104699	EXT	0.226	0.5	7.27	190	90	0.5	2	0.05	0.7	10	2	4720	4.1	1.88	0.18	32	22	0.14	2	610	29	4.84	5	249	0.11	98	10	14	50
JM RC-22-05	156	158	104700	ORG	0.220	0.8	6.4	1175	100	0.5	4	0.06	0.5	6	3	3880	3.52	1.67	0.11	40	13	0.15	4	650	43	4.74	12	318	0.12	93	10	19	70
JM RC-22-05	158	160	104702	EXT	0.196	1.3	6.42	930	90	0.5	2	0.06	0.7	7	2	3670	3.37	1.38	0.08	37	18	0.13	8	610	36	4.66	15	303	0.11	48	10	17	40
JM RC-22-05	160	162	104703	EXT	0.262	1.6	6.71	1405	170	0.5	7	0.06	0.5	4	3	4170	2.93	2.15	0.16	40	35	0.12	5	660	48	3.32	16	287	0.11	93	10	24	60
JM RC-22-05	162	164	104704	EXT	0.263	1.6	5.77	1105	120	0.5	7	0.06	0.5	6	2	3220	4.2	1.63	0.14	54	41	0.1	6	710	55	4.08	18	250	0.1	58	10	22	80
JM RC-22-05	164	166	104705	EXT	0.222	1.4	7.06	1440	150	0.5	7	0.06	0.5	2	4	3480	3.53	1.81	0.16	35	42	0.1	5	740	48	4.15	11	274	0.1	95	10	18	60
JM RC-22-05	166	168	104706	EXT	0.377	1.4	7.53	1540	130	0.5	6	0.06	0.5	4	3	5030	3.84	2.38	0.18	42	41	0.11	4	680	35	4.06	13	282	0.13	64	10	22	60
JM RC-22-05	168	170	104707	EXT	0.351	1.2	6.27	1670	120	0.5	15	0.04	0.5	4	2	5410	3.82	2.06	0.19	48	48	0.1	7	540	38	4.16	30	216	0.1	53	10	17	90
JM RC-22-05	170	172	104708	EXT	0.315	1.1	6.2	712	250	0.5	6	0.03	0.5	1	3	1995	2.82	1.88	0.14	53	28	0.1	3	360	56	2.08	8	128	0.1	58	10	17	80
JM RC-22-05	172	174	104709	EXT	0.279	1.9	7.13	1630	90	0.5	14	0.06	0.5	6	7	5070	4.18	1.82	0.12	38	46	0.1	7	870	50	5.28	30	383	0.18	71	10	20	80
JM RC-22-05	174	176	104710	EXT	0.304	2	5.90	2180	100	0.5	9	0.04	0.5	5	11	5640	3.52	1.8	0.1	46	54	0.1	7	800	38	4.52	32	186	0.1	95	10	22	70
JM RC-22-05	176	178	104711	EXT	0.194	1.8	4.22	1690	90	0.5	10	0.03	0.5	7	10	4960	3.14	1.16	0.04	42	32	0.12	11	460	58	4.48	25	222	0.04	30	10	24	110
JM RC-22-05	178	180	104712	EXT	0.219	2.8	4.30	2130	110	0.5	8	0.05	0.5	10	1	5700	3.46	1.7	0.1	50	40	0.07	5	340	44	4.71	28	118	0.05	25	10	19	130
JM RC-22-05	180	182	104713	EXT	0.320	1.7	4.12	3060	100	0.5	10	0.03	0.5	6	1	5770	3.94	1.08	0.09	45	43	0.06	3	300	36	4.83	7	98	0.04	19	10	17	190
JM RC-22-05	182	184	104714	EXT	0.122	1.8	6.3	1065	30	0.5	8	0.07	0.5	11	6	3130	3.46	0.42	0.07	30	77	0.1	4	850	47	4.48	22	438	0.12	46	10	11	70
JM RC-22-05	184	186	104715	EXT	0.173	1.6	7.01	673	40	0.6	12	0.1	0.5	8	12	3250	5.87	1.3	0.06	26	36	0.18	7	1120	281	7.63	18	334	0.18	108	10	13	80
JM RC-22-05	186	188	104716	EXT	0.152	1.2	6.79	630	40	0.6	12	0.14	0.5	11	14	3560	7.63	1.82	0.1	32	37	0.28	7	1620	401	8.84	5	428	0.14	158	10	15	70
JM RC-22-05	188	190	104717	EXT	0.296	0.7	8.32	34	280	0.8	8	0.06	0.5	13	16	1830	3.80	1.84	0.48	44	58	0.34	8	880	38	2.98	5	244	0.23	154	10	54	10
JM RC-22-05	190	192	104718	EXT	0.260	1	6.11	15	330	0.8	8	0.08	0.5	13	14	2220	4.80	2.03	0.6	74	61	0.28	13	840	42	3.08	5	261	0.28	150	10	65	10
JM RC-22-05	192	194	104719	EXT	0.294	0.8	6.30	11	420	1	7	0.08	0.5	12	18	2940	5.1	2.1	1.38	188	87	0.28	11	900	36	1.88	5	227	0.28	187	10	122	10
JM RC-22-05	194	196	104720	EXT	0.294	0.8	6.46	15	350	1	7	0.09	0.5	15	18	2280	4.87	1.72	1.02	118	58	0.28	10	850	38	2.63	5	227	0.28	188	10	42	10
JM RC-22-05	196	198	104721	EXT	0.190	0.5	6.24	13	380	0.8	8	0.08	0.5	16	43	1430	5.73	1.81	2.08	281	44	0.32	31	1040	18	1.42	5	238	0.31	180	10	136	10
JM RC-22-05	198	200	104722	EXT	0.196	0.5	6.16	13	380	0.8	11	0.11	0.5	8	18	840	5.79	2.12	1.37	204	31	0.28	10	1290	28	1.4	5	362	0.36	206	10	114	20
JM RC-22-05	200	202	104723	EXT	0.264	0.6	6.64	10	440	0.6	7	0.07	0.5	14	18	1625	4.50	2.11	1.22	140	72	0.27	12	700	20	2.28	5	200	0.24	182	10	98	10
JM RC-22-05	202	204	104724	EXT	0.175	0.6	6.80	8	330	1	8	0.17	0.5	6	20	1060	6.24	1.7	1.40	248	31	0.34	8	1150	19	1.23	5	280	0.36	212	10	146	10
JM RC-22-05	204	206	104725	EXT	0.194	0.7	6.44	11	400	1	8	0.1	0.5	10	20	850	5.48	1.83	1.42	188	23	0.24	11	1080	16	0.73	5	188	0.35	194	10	140	10
JM RC-22-05	206	208	104726	EXT	0.130	0.5	6.97	17	430	1.1	8	0.19	0.5	8	13	810	5.71	1.9	1.23	138	43	0.23	12	1980	48	1.66	5	387	0.25	194	10	140	10
JM RC-22-05	208	210	104727	EXT	0.130	0.5	6.13	14	340	1.1	11	0.15	0.5	11	21	1975	5.62	1.7	1.9	276	38	0.21	12	1570	16	0.4	5	224	0.3	208	10	223	10
JM RC-22-05	210	212	104728	ORG	0.281	0.5	6.14	14	400	1.1	7	0.13	1	10	6	1910	4.45	1.70	1.48	170	38	0.28	12	1420	17	1.16	5	183	0.38	157	10	182	10
JM RC-22-05	212	214	104730	EXT	0.297	0.5	6.28	12	220	0.9	7	0.11	0.5	12	13	2000	4.38	2.54	0.62	79	47	0.24	12	980	22	3.24	5	216	0.2	146	10	98	10
JM RC-22-05	214	216	104731	EXT	0.250	0.6	7.06	5	430	0.9	6	0.1	0.5	10	14	2080	4.08	2	0.76	88	210	0.25	18	1070	30	2.44	5	225	0.22	146	10	76	10
JM RC-22-05	216	218	104732	EXT	0.230	0.5	6.12	7	170	0.6	7	0.11	0.5	13	10	1245	4.18	2.08	0.44	38	80	0.36	17	1080	81	4.38	5	284	0.18	182	10	53	10
JM RC-22-05	218	220	104733	EXT	0.344	0.6	6.91	5	180	0.8	6	0.13	0.5	10	10	1880	4.54	2.15	0.47	58	48	0.3	13	1200	34	3.77	5	305	0.18	180	10	75	10
JM RC-22-05	220	222	104734	EXT	0.333	1.3	6	18	210	1.2	7	0.15	0.5	16	14	3880	4.14	2.4	0.82	85	54	0.36	13	1540	34	3.3	6	393	0.23	157	10	180	10
JM RC-22-05	222	224	104735	EXT	0.345	1	6	5	400	1.3	7	0.12	0.5	15	16	2580	4.35	2.08	1.17	128	83	0.25	15	1310	33	2.33	5	213	0.23	180	10	118	10
JM RC-22-05	224	226	104736	EXT	0.292	0.7	6.77	10	470	1.1	7	0.11	0.5	13	18	2250	4.78	2.18	1.38	148	34	0.25	14	1250	25	1.82	5	198	0.28	182	10	108	10
JM RC-22-05	226	228	104737	EXT	0.24	0.5	6.20	7	480	1	6	0.12	0.5	16	30	1485	4.81	2.08	1.88	314	56	0.24	19	1340	21	1.84	5	185	0.24	182	10	190	10
JM RC-22-05	228	230	104738	EXT	0.266	0.5	6.15	12	570	1.1	7	0.13	0.5	15	18	1955	4.61	1.94	1.88	225	54	0.23	16	1340	27	1.84	5	212	0.25	188	10	158	10
JM RC-22-05	230	232	104739	EXT	0.20	0.7	6.3	14	380	1	6	0.13	0.5	10	30	1845	4.56	2.02	1.42	184	72	0.22	37	1320	16	2.73	5	218	0.21	184	10	135	10
JM RC-22-05	232	234	104740	EXT	0.168	0.5	6.42	8	350	1	8	0.12	0.5	16	18	1388	3.88	2.06	1.16	136	40	0.3	15	1280	23	2.9	5	213	0.2	184	10	100	10
JM RC-22-05	234	236	104741	EXT	0.236	0.5	6.50	7	210	0.9	7	0.12	0.5	14	15	1785	4.45	1.96	0.82	73	18	0.26	11	1190	32	4.08	5	211	0.19	158	10	88	10
JM RC-22-05	236	238	104742	EXT	0.234	0.5	6.38	8	480	0.9	7	0.1	0.5	14	21	1735	4.10	2.14	0.62	78	65	0.21	16	1030	23	2.66	5	190	0.21	148	10	73	10
JM RC-22-05	238	240	104743	EXT	0.266	0.5	4.67	15	380	1.1	8	0.1	0.5	12	14	1780	4.27	2.3	0.72	62	100	0.17	10	980	33	3.83	5	205	0.22	148	10	96	10
JM RC-22-05	240	242	104744	EXT	0.396	1.3	7.30	15	140	0.8	7	0.06	0.5	6	8	3280	3.86	2.21	0.3	38	81	0.14	6	780	48	4.46	5	182	0.17	87	10	30	40
JM RC-22-05	242	244	104745	EXT	0.250	0.7	5.64	46	130	0.8	5	0.04	0.5	9	1	7150	3.65	2.36	0.16	44	59	0.08	5	400	34	4.08	5	77	0.09	33	10	21	30
JM RC-22-05	244	246	104746	EXT	0.291	0.8	5.06	23	150	0.6	7	0.02	0.5	6	1	3150	3.14	2.06	0.16	35	30	0.08	4	250	25	3.67	5	54	0.04	32	10	24	20
JM RC-22-05	246	248	104747	EXT	0.266	0.7	5.16	73	80	0.7	7	0.04	0.5	8	1	3520	4.04	2.06	0.14	40	56	0.08	4	440	44	4.78	5	102	0.04	22	10	25	30
JM RC-22-05	248	250	104748	EXT	0.348	0.6	7.76	10	140	1.1	7	0.08	0.5	16	11	3000	4.40	2.27	0.43	40	45	0.14	8	900	38	4.80	5	203	0.15	114	10	35	10
JM RC-22-05	250	252	104749	EXT	0.440	0.6	6.96	5	150	1.1	8	0.12	0.5	15	15	2800	4.07	2.24	0.58	62	29	0.13	12	1240	39	4.47	5	251	0.19	145	10	52	10
JM RC-22-05	252	254	104750	ORG	0.278	0.5	6.01	13	330	1	8	0.11	0.5	12	11	1670	4.34	2.32	0.73	48	31	0.12	11	1080	37	3.01	5	246	0.19	108	10	57	10
JM RC-22-05	254	256	104752	EXT	0.241	0.5	6.54	9	460	1	8	0.08	0.5	10	15	1930	4.44	2.40	0.48	38	73	0.11	16	950	16	2.27	5	242	0.26	112	10	41	10
JM RC-22-05	256	258	104753	EXT	0.327	1.6	5.15	19	160	0.6	4	0.03	0.5	5	4	2830	3.14	1.98	0.17	44	29	0.08	5	330	31	3.38	5	82	0.09	29	10	21	30
JM RC-22-05	258	260	104754	EXT	0.263	0.9	4.54	127	130	0.6	5	0.02	0.5	7	2	2750	3.18	1.81	0.18	37	38	0.06	3	280	44	3.72	5	53	0.04	18	10	25	30
JM RC-22-05	260	262	104755	EXT	0.278	0.6	7.86	5	910	0.9	6	0.07	0.5	7	19	2010	4.48	2.08	0.8	40	27	0.08	16	480	18	1.95	5	184	0.27	88	10	58	10
JM RC-22-05	262	264	104756	EXT	0.291	0.5	4.5	5	350	1.1	6	0.08	0.5	18	26	1775	4.38	2.04	1.16	77	37	0.12	23	970	14	3.27	5	287	0.2	120	10	85	10
JM RC-22-05	264	266	104757	EXT	0.301	0.5	9.02	9	170	1.3	6	0.14	0.5	13	21	2010	4.53	2.3	0.64	46	58	0.12	21	1710	90	4.03	5	438	0.19	107	10	54	10
JM RC-22-05	266	268	104758	EXT	0.2	0.6	6.96	6	140	0.9	6	0.09	0.5	16	34	1756	4.56	2.34	0.88	38	17	0.08	21	810	83	4.61	5	388	0.19	118	10	47	30
JM RC-22-05	268	270	104759	EXT	0.372	0.6	6.6	38	150	0.7	7	0.06	0.5	12	32	2800	4.28	2.34	0.21	32	48	0.1	23	830	108	4.06	5	201	0.14	122	10	75	20
JM RC-22-05	270	272	104760	ORG	0.206	0.6	5.29	108	80	0.5	7	0.06	0.5	18	8	1625	4.29	2.06	0.08	38	50	0.06	7	420	108	8.38	5	248	0.06	41	10	15	20
JM RC-22-05	272	274	104762	EXT	0.258	1.4	4.3	148	230	0.5	6	0.02	0.6	5	1	3180	2.60	1.74	0.1	36	42	0.06	4	240	41	3.08	5	78	0.09	14	10	23	30
JM RC-22-05	274	276	104763	EXT	0.47	1.2	7.65	43	180	0.7	8	0.06	0.5	27	46	3750	4.04	2.31	0.27	45	38	0.08	25	540	27	4.82	5	181	0.17	82	50	28	20
JM RC-22-05	276	278	104764	EXT	0.256	0.5	4.33	5	140	0.8	6	0.07	0.5	13	27	1060	5.1	2.18	0.3	37	305	0.08	19	1000	32	4.13	5	330	0.17	134	10	30	10
JM RC-22-05	278	280	104765	EXT	0.375	1	6.60	17	130	0.6	8	0.08	0.5	16	12	4110	4.46	2.13	0.38	37	65	0.1	14	1100	23	4.83	5	331	0.25	158	10	41	10
JM RC-22-05	280	282	104766	EXT	0.362	0.6	7.44	13	220	0.8	7	0.06	0.5	11	28	3620	4.72	2.06	0.33	36	40	0.08	18	860	28	2.58	5	188	0.19	84	10	44	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm
JM RC-22-06	282	284	104767	EXT	0.382	0.7	7.07	6	140	0.8	5	0.04	0.5	10	33	2430
JM RC-22-06	284	286	104768	EXT	0.374	1	4.78	4	150	0.5	2	0.03	0.5	5	1	2730
JM RC-22-06	286	288	104769	EXT	0.379	0.8	4.41	12	130	0.5	6	0.03	0.5	20	2	2640
JM RC-22-06	288	290	104770	EXT	0.28	0.9	5.04	5	180	0.5	4	0.02	0.5	21	2	2190
JM RC-22-06	290	292	104771	EXT	0.36	0.8	4.78	13	280	0.5	4	0.02	1.5	16	3	2220
JM RC-22-06	292	294	104772	EXT	0.279	0.8	5.66	11	230	0.5	4	0.02	0.5	6	2	2700
JM RC-22-06	294	296	104773	EXT	0.407	0.6	7.03	1	480	0.7	5	0.05	0.5	6	6	3270
JM RC-22-06	296	298	104774	EXT	0.34	0.7	7.03	7	190	0.6	6	0.05	0.5	19	5	2850
JM RC-22-06	298	300	104775	EXT	0.382	0.7	7.33	6	170	0.6	6	0.05	0.5	5	5	2700
JM RC-22-06	300	302	104776	ORG	0.38	0.9	7.34	13	220	0.6	6	0.06	0.5	12	4	3640
JM RC-22-06	302	304	104777	EXT	0.423	0.7	6.48	12	150	0.4	6	0.09	0.5	4	4	3820
JM RC-22-06	304	306	104779	EXT	0.381	0.6	7.28	4	130	0.7	5	0.07	0.5	4	3	2880
JM RC-22-06	306	308	104780	EXT	0.432	1.1	8.13	38	180	0.5	8	0.03	0.5	6	2	3630
JM RC-22-06	308	310	104781	EXT	0.298	0.9	5.88	30	140	0.5	3	0.02	0.5	6	1	2830
JM RC-22-06	310	312	104782	EXT	0.298	0.8	5.64	20	110	0.6	4	0.03	1.6	5	1	2020
JM RC-22-06	312	314	104783	EXT	0.319	0.7	6.12	30	100	0.5	7	0.03	0.6	4	24	2380
JM RC-22-06	314	316	104784	EXT	0.368	0.7	5.14	5	80	0.5	5	0.03	0.5	7	2	2340
JM RC-22-06	316	318	104785	EXT	0.268	1.7	6.03	64	100	0.8	6	0.03	0.5	3	3	2750
JM RC-22-06	318	320	104786	EXT	0.228	1	5.68	54	80	0.5	5	0.04	0.5	4	4	2418
JM RC-22-06	320	322	104787	EXT	0.348	0.6	5.7	22	120	0.6	7	0.05	0.5	6	5	3880
JM RC-22-06	322	324	104788	EXT	0.348	0.8	7.88	5	270	0.4	5	0.04	0.5	12	11	2320
JM RC-22-06	324	326	104789	EXT	0.28	0.7	7.23	6	150	0.4	7	0.07	0.5	12	4	3058
JM RC-22-06	326	328	104790	EXT	0.272	1.8	7.28	10	120	0.7	6	0.1	4.5	8	8	2850
JM RC-22-06	328	330	104791	ORG	0.188	1.1	7.62	72	130	0.6	6	0.04	1.3	16	4	2370
JM RC-22-06	330	332	104793	EXT	0.303	1.8	7.7	233	120	0.6	6	0.22	0.5	7	5	2750
JM RC-22-06	332	334	104794	EXT	0.221	1.3	7.81	6	180	0.6	7	0.06	0.5	11	4	2310
JM RC-22-06	334	336	104795	EXT	0.361	0.6	7.32	11	150	0.4	5	0.07	0.6	13	3	3080
JM RC-22-06	336	338	104796	EXT	0.264	1.3	6.68	5	118	0.7	6	0.06	0.5	13	6	2730
JM RC-22-06	338	340	104797	EXT	0.274	0.7	6.48	5	120	0.4	7	0.06	0.5	8	5	3250
JM RC-22-06	340	342	104798	EXT	0.301	0.7	6.34	11	130	0.8	3	0.07	0.5	8	5	2770
JM RC-22-06	342	344	104799	EXT	0.348	0.5	7.88	6	300	1.2	6	0.05	0.5	8	5	3400
JM RC-22-06	344	346	104800	EXT	0.283	1.1	7.28	10	140	0.4	7	0.1	0.5	7	4	3680
JM RC-22-06	346	348	104801	EXT	0.283	1.2	7.42	42	130	0.7	6	0.07	0.6	7	4	2550
JM RC-22-06	348	350	104802	EXT	0.164	1.2	6.35	34	80	0.6	7	0.06	0.5	15	4	1985
JM RC-22-06	350	352	104803	EXT	0.214	0.8	5.88	20	100	0.6	7	0.06	0.5	14	3	3230
JM RC-22-06	352	354	104804	EXT	0.068	0.5	6.67	17	120	0.6	6	0.07	0.5	28	4	1380
JM RC-22-06	354	356	104805	EXT	0.874	0.5	6.94	101	120	0.5	6	0.06	0.5	10	5	683
JM RC-22-06	356	358	104806	EXT	0.122	1.1	6	356	90	0.5	8	0.04	0.5	6	4	2700
JM RC-22-06	358	360	104807	EXT	0.108	1.1	6.32	114	118	0.5	6	0.06	0.5	15	6	2740
JM RC-22-06	360	362	104808	EXT	0.11	0.8	6.48	38	100	0.5	6	0.06	0.5	6	4	2220
JM RC-22-06	362	364	104809	EXT	0.298	0.8	6.84	13	120	0.5	8	0.06	0.6	4	4	2860
JM RC-22-06	364	366	104810	EXT	0.261	0.5	6.42	1	110	0.7	6	0.06	0.5	6	6	3048
JM RC-22-06	366	368	104811	EXT	0.404	0.8	6.97	5	148	0.8	10	0.1	0.5	11	7	4480
JM RC-22-06	368	370	104812	EXT	0.284	1.6	6.48	13	100	0.6	5	0.07	4.4	14	7	6080
JM RC-22-06	370	372	104813	EXT	0.332	0.8	6.75	7	100	0.6	8	0.07	0.5	12	7	3880
JM RC-22-06	372	374	104814	LNG	0.42	2.3	6.88	6	130	0.8	6	0.08	4.2	18	7	4340
JM RC-22-06	374	376	104816	EXT	0.521	1.4	7.15	8	118	0.8	5	0.11	0.5	16	7	3610
JM RC-22-06	376	378	104817	EXT	0.328	1	7.34	8	130	1	7	0.1	0.6	14	7	3480
JM RC-22-06	378	380	104818	EXT	0.304	0.6	6.83	7	80	0.9	7	0.08	0.7	13	8	3840
JM RC-22-06	380	382	104819	EXT	0.197	0.8	6.98	5	118	0.6	4	0.14	0.8	17	8	2480
JM RC-22-06	382	384	104820	EXT	0.23	1	4.46	16	130	0.5	2	0.04	0.5	13	4	3260
JM RC-22-06	384	386	104821	EXT	0.208	0.6	6.15	5	100	0.7	3	0.06	0.5	11	6	3560
JM RC-22-06	386	388	104822	EXT	0.163	0.9	6.04	10	188	1.3	8	0.13	0.6	15	6	2320
JM RC-22-06	388	390	104823	EXT	0.278	0.5	4.38	5	380	1.3	18	0.14	0.5	25	7	2480
JM RC-22-06	390	392	104824	EXT	0.202	0.6	7.83	5	228	1.7	2	0.11	0.5	18	6	2458
JM RC-22-06	392	394	104825	EXT	0.344	0.7	5.23	5	280	1.4	8	0.13	1.2	16	7	2780
JM RC-22-06	394	396	104826	EXT	0.188	0.6	7.38	8	378	1.6	3	0.12	1.5	15	7	2880
JM RC-22-06	396	398	104827	EXT	0.214	0.5	7.8	11	400	1.4	6	0.1	0.7	20	7	2630
JM RC-22-06	398	400	104828	EXT	0.341	0.5	7.88	5	140	1.7	4	0.1	0.5	14	8	2730
JM RC-22-06	400	402	104829	EXT	0.333	0.8	7.84	4	230	1.7	7	0.06	0.9	16	6	3320
JM RC-22-06	402	404	104830	EXT	0.331	0.5	6.43	6	188	1.5	6	0.07	0.5	14	6	2818
JM RC-22-06	404	406	104831	EXT	0.378	1.2	6.48	6	118	1.1	8	0.06	2.4	18	6	4190
JM RC-22-06	406	408	104832	EXT	0.328	1.3	7.3	5	180	1.2	4	0.09	2.7	14	7	4530
JM RC-22-06	408	410	104833	EXT	0.188	0.5	7.21	5	180	1.2	4	0.08	1	12	6	3130
JM RC-22-06	410	412	104834	EXT	0.118	0.9	7.28	118	120	1	8	0.08	0.4	13	6	2280
JM RC-22-06	412	414	104835	EXT	0.128	0.8	6.88	28	218	0.7	2	0.04	2.1	13	6	2870
JM RC-22-06	414	416	104836	EXT	0.144	0.8	5.78	158	230	0.6	3	0.07	2.1	6	4	4330
JM RC-22-06	416	418	104837	EXT	0.148	1.2	7.23	28	140	1.2	8	0.14	1.8	17	7	3308
JM RC-22-06	418	420	104838	EXT	0.314	0.6	8.18	18	200	1.6	7	0.08	1.3	16	6	4540
JM RC-22-06	420	422	104839	EXT	0.4	1.6	7.15	5	230	1.3	6	0.12	1	19	6	4280
JM RC-22-06	422	424	104840	ORG	0.242	0.9	7.81	12	190	2.1	7	0.15	0.9	13	6	3128
JM RC-22-06	424	426	104842	EXT	0.308	0.8	7.88	20	300	2	8	0.13	0.7	28	6	3018
JM RC-22-06	426	428	104843	EXT	0.188	0.5	7.68	5	509	1.7	5	0.06	0.6	23	8	1988
JM RC-22-06	428	430	104844	EXT	0.216	0.5	8.46	9	300	2.4	4	0.14	0.6	20	48	1885
JM RC-22-06	430	432	104845	EXT	0.178	1.1	7.53	47	250	2.1	4	0.1	5.1	90	12	3018
JM RC-22-06	432	434	104846	EXT	0.184	0.6	7.15	5	150	1.4	7	0.07	0.5	14	7	2448
JM RC-22-06	434	436	104847	EXT	0.288	0.6	6.87	28	188	1.3	8	0.13	2.6	13	6	3388
JM RC-22-06	436	438	104848	EXT	0.182	0.7	5.16	22	188	0.8	4	0.08	0.8	8	6	3500
JM RC-22-06	438	440	104849	EXT	0.27	1.1	5.87	13	220	1.3	5	0.04	0.8	10	5	2888
JM RC-22-06	440	442	104850	EXT	0.171	0.6	5.83	5	158	1	5	0.07	0.5	10	6	2828
JM RC-22-06	442	444	104851	EXT	0.34	0.8	8.16	38	228	1.3	4	0.05	0.8	11	5	3518
JM RC-23-06	0	2	104852	EXT	0.027	0.5	8.38	17	380	1.2	7	0.32	0.5	5	7	74
JM RC-23-06	2	4	104853	EXT	0.006	0.5	8.36	10	388	1.2	5	0.28	0.5	4	8	67
JM RC-23-06	4	6	104854	EXT	0.005	0.5	7.73	6	380	1.2	3	0.23	0.6	5	13	53
JM RC-23-06	6	8	104855	ORG	0.006	0.5	7.77	5	280	1.1	6	0.35	0.5	8	7	51
JM RC-23-06	8	10	104857	EXT	0.006	0.5	8.34	5	278	1.1	6	0.28	0.5	8	7	47
JM RC-23-06	10	12	104858	EXT	0.005	0.5	7.14	8	380	1.2	3	0.22	0.5	5	12	42
JM RC-23-06	12	14	104859	EXT	0.006	0.5	7.65	6	330	1.7	4	0.27	0.5	6	7	66
JM RC-23-06	14	16	104860	EXT	0.007	0.5	8.08	6	360	1.3	6	0.25	0.5	7	6	71
JM RC-23-06	16	18	104861	EXT	0.006	0.5	7.84	6	380	1.2	7	0.21	0.5	11	6	70
JM RC-23-06	18	20	104862	EXT	0.017	0.5	8.15	5	410	1.3	5	0.21	0.7	16	8	66
JM RC-23-06	20	22	104863	EXT	0.006	0.6	8.12	5	430	1.2	6	0.18	0.5	11	6	60
JM RC-23-06	22	24	104864	EXT	0.017	0.6	6.6	5	438	1	9	0.19	0.9	8	11	62
JM RC-23-06	24	26	104865	EXT	0.006	0.5	6.71	8	300	0.8	4	0.14	0.7	5	6	53
JM RC-23-06	26	28	104866	EXT	0.006	0.6	6.7	5	280	0.8	10	0.12	0.7	6	6	44
JM RC-23-06	28	30	104867	EXT	0.006	0.6	7.83	5	318	1	9	0.11	0.8	5	8	15
JM RC-23-06	30	32	104868	EXT	0.006	0.5	7.88	7	380	0.8	2	0.11	0.5	4	7	14
JM RC-23-06	32	34	104869	EXT	0.006	0.5	6.18	20	410	2	6	0.11	0.5	5	8	16
JM RC-23-06	34	36	104870	EXT	0.02	0.5	6.46	22	488	1.4	6	0.14	0.5	3	8	14
JM RC-23-06	36	38	104871	EXT	0.024	0.5	6.8	5	480	1.1	10	0.14	0.5	7	7	80
JM RC-23-06	38	40	104872	EXT	0.012	0.5	6.01	5	288	1.1	4	0.2	0.5	6	6	95
JM RC-23-06	40	42	104873	ORG	0.006	0.5	6.88	22	488	1.8	11	0.21	0.6	6	8	122
JM RC-23-06	42	44	104875	EXT	0.017	0.5	7.05	10	400	1.4	5	0.27	0.5	6	8	221
JM RC-23-06	44	46	104876	EXT	0.013	0.7	6.53	13	600	1.4	4	0.25	0.5	8	6	150
JM RC-23-06	46	48	104877	EXT	0.006	0.5	8.1	15	570	1.4	6	0.44	0.5	10	10	140
JM RC-23-06	48	50	104878	EXT	0.006	0.5	6.33	15	428	1.6	5	1.16	0.5	5	10	81
JM RC-23-06	50	52	104879	EXT	0.018	0.5	6.83	36	220	0.8	3	0.06	0.5	3	11	36

SAM	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
104767	4.28	1.94	0.18	43	37	0.08	18	480	30	3.88	5	94	0.13	71	10	24	10
104768	3.28	1.7	0.11	43	64	0.07	6	370	21	3.37	5	87	0.04	29	10	26	10
104769	4.21	1.7	0.1	54	34	0.08	8	340	29	4.72	5	93	0.04	30	240	18	10
104770	3.32	1.82	0.15	47	28	0.07	5	280	31	3.07	5	57	0.05	18	210	21	10
104771	2.77	1.88	0.18	88	37	0.07	8	200	15	2.45	5	42	0.05	18	130	48	10
104772	2.47	2.1	0.21	35	34	0.08	4	280	14	2.87	5	67	0.07	23	10	29	10
104773	3.18	2	0.32	47	35	0.13	8	580	13	1.82	5	138	0.23	52	10	38	10
104774	3.93	2.1	0.21	37	91	0.13	8	670	26	3.88	5	148	0.18	53	10	26	10
104775	3.48	2.23	0.18	43	38	0.15	4	670	16	3.77	5	134	0.15	51	10	27	10
104776	3.8	2.74	0.21	38	62	0.14	6	750	34	3.78	5	178	0.18	58	10	24	10
104777	4.14	2.58	0.28	41	40	0.18	5	660	19	4.41	6	172	0.15	98	10	25	10
104779	4.18	2.41	0.18	41	17	0.12	6	630	18	4.41	5	211	0.14	53	10	21	10
104780	3.08	1.64	0.15	44	44	0.1	3	380	12	3.25	5	98	0.06	28	10	24	10
104781	3.55	2.33	0.14	42	28	0.08	4	330	11	3.83	5	62	0.06	19	10	26	10
104782	3.41	2.2	0.12	49	20	0.07	5	440	17	4.14	5	133	0.05	17	10	24	10
104783	4.8	2.48	0.11	40	38	0.1	12	378	21	5.38	5	88	0.06	42	10	23	10
104784	4.03	1.95	0.11	58	45	0.11	6	350	22	4.74	5	100	0.05	18	10	25	10
104785	3.65	2.06	0.12	48	43	0.12	6	350	45	4.87	6	110	0.04	18	10	34	30
104786	4.3	2.12	0.12	57	21	0.15	5	530	35	5.38	5	143	0.07	40	10	31	10
104787	3.41	2.7	0.18	38	31	0.12	4	700	116	3.9	5	217	0.08	45	10	23	10
104788	3.58	2.3	0.35	43	33	0.16	12	760	16	2.78	5	212	0.14	58	10	38	10
104789	3.7	2.51	0.23	37	32	0.16	4	630	31	4.08	5	165	0.12	58	10	24	10
104790	4.31	2.44	0.18	48	27	0.18	6	810	32	4.78	5	228	0.11	58	10	27	10
104791	3.64	2.33	0.21	34	48	0.21	10	860	44	4.38	5	184	0.17	58	10	36	40
104793	3.01	1.75	0.18	31	51	0.18	5	2350	54	3.8	6	880	0.14	67	10	20	20
104794	3.53	2.37	0.31	43	40	0.18	6	730	48	3.96	5	224	0.12	54	10	30	10
104795	3.52	2.07	0.3	34	85	0.23	5	800	57	3.88	5	258	0.12	53	10	25	20
104796	4.27	2.41	0.18	52	75	0.16	4	800	64	4.88	5	218	0.11	53	10	23	10
104797	4.73	2.45	0.18	42	17	0.18	5	610	70	5.3	5	180	0.12	52	10	18	10
104798	3.86	2.45	0.17	51	36	0.14	4	810	44	4.37	5	308	0.12	60	10	20	10
104799	3.31	2.48	0.33	31	45	0.16	6	830	14	3.42	5	142	0.16	56	10	28	10
104800	3.43	2.56	0.18	48	36	0.17	5	1280	21	4.03	5	380	0.12	56	10	21	10
104801	3.81	2.14	0.18	34	45	0.17	6	820	28	4.38	6	160	0.11	58	10	21	10
104802	4.06	1.74	0.18	45	23	0.12	7	720	48	4.81	5	114	0.11	50	10	28	30
104803	4.03	1.98	0.18	42	50	0.12	7	880	32	4.88	5	122	0.08	46	10	25	40
104804	3.7	2.01	0.17	42	28	0.15	11	750	19	4.18	5	120	0.13	88	10	21	20
104805	4.06	2.12	0.11	38	48	0.12	2	710	38	4.77	5	122	0.12	47	10	13	20
104806	3.38	1.08	0.08	73	50	0.07	5	550	65	4.02	5	91	0.08	30	10	24	20
104807	3.7	2.37	0.12	51	47	0.12	6	840	182	4.68	8	172	0.1	43	10	25	20
104808	3.67	1.8	0.1	43	42	0.12	4	718	44	5.13	5	195	0.1	47	10	18	30
104809	3.88	2.44	0.17	37	48	0.13	5	780	34	4.78	5	143	0.11	51	10	16	20
104810	3.54	2.34	0.14	48	43	0.13	8	810	41	4.14	5	145	0.1	52	10	16	10
104811	3.63	2.31	0.2	38	57	0.18	4	880	56	4.34	5	154	0.15	98	20	12	10
104812	4	2.87	0.15	44	48	0.15	4	720	38	5.02	8	108	0.12	98	20	20	20
104813	4.37	2.48	0.14	40	45	0.15	3	740	40	5.4	7	120	0.11	54	10	16	40
104814	4.28	2.78	0.23	50	66	0.16	4	778	36	5	16	113	0.14	67	20	12	50
104816	5.08	2.85	0.26	44	37	0.18	5	980	40	5.88	7	140	0.13	65	10	12	30
104817	4.34	2.58	0.25	41	45	0.17	3	1040	38	5.28	13	208	0.15	66	10	24	30
104818	4.78	2.78	0.7	45	64	0.18	4	780	33	6.1	8	158	0.13	58	10	27	30
104819	4.56	2.51	0.14	44	82	0.18	6	1480	40	5.88	8	428	0.08	44	10	37	20
104820	4.82	2.18	0.08	65	48	0.13	2	380	34	4.81	8	87	0.05	18	10	25	20
104821	4.64	2.64	0.14	72	45	0.22	7	550	38	5.83	15	88	0.08	35	10	22	20
104822	3.93	2.31	0.27	38	65	0.38	10	1180	42	5	13	158	0.15	65	10	41	20
104823	3.27	2.28	0.4	50	51	0.41	14	1140	37	2.77	10	77	0.2	70	10	57	10
104824	3.01	2.78	0.36	61	51	0.34	7	880	43	4.41	8	88	0.14	65	10	72	20
104825	2.78	2.48	0.54	43	48	0.38	11	1120	37	2.88	8	80	0.15	88	10	126	10
104826	2.98	2.24	0.7	93	47	0.38	12	1030	45	2.73	5	111	0.18	67	10	127	10
104827	3.23	2.18	0.41	84	98	0.29	12	910	33	2.36	8	88	0.18	68	10	65	10
104828	3.88	2.32	0.41	57	38	0.28	10	1130	65	3.9	5	180	0.13	67	10	67	10
104829	4.07	2.34	0.42	106	82	0.23	12	800	38	3.03	6	108	0.18	84	20	123	10
104830	3.57	2.24	0.33	45	29	0.18	7	678	26	3.52	5	100	0.13	50	10	41	40
104831	4.03	2.37	0.29	45	81	0.18	5	840	38	4.72	7	172	0.12	60	10	20	40
104832	3.75	2.7	0.27	57	53	0.18	2	850	28	4.3	5	150	0.13	48	10	88	40
104833	3.63	2.62	0.27	45	62	0.18	5	678	22	4.35	12	138	0.15	75	10	41	20
104834	4.07	2.72	0.18	84	58	0.2	7	1000	127	5.05	8	254	0.11	60	10	28	20
104835	3.06	2.51	0.15	74	65	0.14	7	380	35	3.43	5	72	0.08	23	20	74	20
104836	2.52	2.4	0.2	94	36	0.17	4	640	23	3.1	5	141	0.08	28	20	43	30
104837	3.16	2.58	0.18	47	58	0.3	8	1440	45	4.9	6	346	0.11	60	20	100	40
104838	2.67	2.37	0.48	65	62	0.32	8	790	18	3.46	5	67	0.12	65	10	123	10
104839	3.23	2.08	0.58	57	73	0.28	4	1000	41	3.79	5	84	0.11	40	20	150	30
104840	3.04	2.12	0.45	60	38	0.4	4	1420	26	3.88	5	72	0.14	63	20	94	10
104842	2.88	1.75	0.44	88	28	0.28	7	1190	31	3.3	6	71	0.18	58	10	74	20
104843	2.33	1.74	0.37	88	33	0.08	6	610	18	1.82	5	47	0.18	58	10	48	10
104844	3.78	2.38	0.98	132	88	0.32	38	1488	8	2.87	5	87	0.34	186	10	108	10
104845	2.51	2.28	0.63	84	44	0.27	25	1040	16	2.83	6	84	0.14	74	10	1120	118
104846	3.46	2.81	0.38	52	42	0.25	7	810	31	4.04	6	134	0.13	67	10	30	10
104847	3.52	2.52	0.25	44	31	0.38	7	1070	35	4.4	10	134	0.16	88	10	84	30
104848	2.98	2.87	0.17	56	78	0.17	2	540	45	3.6	5	138	0.1	43	10	24	20
104849	2.97	2.1	0.23	57	36	0.18	10	400	12	3.22	4	88	0.12	44	10	22	30
104850	3.02	1.93	0.22	51	110	0.16	5	728	30	3.98	7	142	0.12	54	10	23	20
104851	2.91	2.71	0.25	83	66	0.2	8	480	33	3.4	7	178	0.08	40	20	58	30
104852	4.8	1.46	0.86	337	1	0.82	2	670	38	1.28	14	108	0.5	202	10	112	10
104853	4.48	1.27	0.86	321	1	0.62	5	558	18	1.18	12	81	0.27	188	10	116	10
104854	4.1	1.06	0.86	303	1	0.79	6	480	16	1.1	14	64	0.16	158	10	118	10
104855	4.42	0.81	1.86	358	1	1.2	3	818	8	0.84	8	118	0.21	164	10	130	30
104857	4.44	0.82	1.16	333	1	1.56	1	818	38	0.73	12	118	0.28	167	18	174	20
104858	3.07	1.14	1.26	318	2	0.85	6	718	78	0.61	18	88	0.26	158	10	208	18
104859	6.28	1.4	1.38	384	1	0.86	1	1050	30	1.34	12	83	0.22	155	10	179	10
104860	4.05	1.36	1.36	417	1	0.81	4	880	42	0.8	13	78	0.29	171	10	300	10
104861	4.57	1.28	1.44	513	1	0.86	5	860	44	0.33	14	72	0.32	162	10	184	10
104862	4.58	1.56	1.38	518	1	0.81	5	1020	38	0.75	10	88	0.37	168	10	188	10
104863	4.73	1.08	1.21	447	1	0.71	5	630	42	0.42	5	42	0.5	147	10	160	10
104864	3.01	1.42	1.14	438	1	0.65	6	570	31	0.33	8	54	0.29	142	10	138	10
104865	2.83	1.5	0.74	188	2	0.46	5	420	34	0.65	11	88	0.23	141	10	80	10
104866	3.88	1.28	0.6	115	1	0.56	8	570	25	1.58	7	98	0.22	191	10	74	20
104867	3.51	1.26	0.41	67	1	0.72	3	530	16	1.8	5	48	0.2	194	10	48	10
104868	4	1.8	0.46	74	1	0.27	4	240	16	0.75	7	57	0.18	188	10	18	10
104869	3.51	1.4	0.29	73	2	1.18	8	480	8	3.48	15	38	0.34	231	10	48	10
104870	3.05	2.28	0.34	48	3	0.88	9	670	15	1.54	6	196	0.21	198	10	28	10
104871	0.78	2.23	0.38	77	1	0.42	15	540	2	0.9	12	62	0.2	197	10	28	10
104872	2.39	0.8	0.58	280	1	0.53	4	570	4	0.5	6	103	0.3	124	10	70	10
104873	2.44	1.44	0.64	188	1	0.48	7	680	9	0.88	7	120	0.28	142	10	52	10
104875	5.25	1.28	0.92	328	1	0.25	13	420	24	0.38	10	76	0.25	158	10	114	10
104876	4.28	2.2	0.6	258	1	0.25	14	730	12	0.5	6	182	0.25	154	10	42	10
104877	5.08	0.8	0.78	478	1	0.78	12	630	9	0.53	10	295	0.45	176	10	196	10
104878	2.38	1.08	0.38	140	1	0.15	13	880	6	1.54	10	166	0.46	146	10	72	10
104879	2.03	0.78	0.83	48	7	0.31	7	640	43	2.71	7	446	0.33	122	10	8	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-23-05	52	54	104880	EXT	0.006	0.5	3.44	10	110	0.5	2	0.13	0.5	2	4	18	1.74	1	0.02	54	4	0.43	3	360	31	3.22	7	266	0.21	66	10	4	10
JM RC-23-05	54	56	104881	EXT	0.012	0.5	2.18	15	180	0.5	3	0.08	0.5	3	6	30	2.13	0.58	0.01	45	3	0.25	4	310	29	1.98	8	342	0.18	61	10	5	10
JM RC-23-05	56	58	104882	EXT	0.006	0.5	0.54	22	100	0.5	3	0.07	0.5	3	46	31	2.83	0.17	0.01	65	6	0.06	20	210	24	0.54	10	267	0.23	46	10	5	10
JM RC-23-05	58	60	104883	EXT	0.006	0.5	4.25	8	80	0.5	2	0.14	0.5	1	11	10	1.54	7.13	0.01	40	3	0.44	5	560	77	3.75	10	467	0.27	65	10	2	10
JM RC-23-05	60	62	104884	ORG	0.006	0.5	6.81	21	80	0.5	3	0.18	0.5	1	4	22	2.35	0.98	0.01	31	4	0.39	1	680	64	3.73	5	466	0.27	138	10	2	10
JM RC-23-05	62	64	104885	EXT	0.006	0.5	6.18	46	100	0.5	2	0.22	0.5	1	4	46	5.08	1.06	0.01	37	6	0.45	1	870	75	3.78	8	574	0.1	142	10	4	10
JM RC-23-05	64	66	104887	EXT	0.006	0.5	6.06	21	110	0.5	2	0.18	0.5	1	8	94	3.71	1.83	0.01	37	2	0.58	1	600	108	5.28	5	457	0.1	111	10	2	10
JM RC-23-05	66	68	104886	EXT	0.006	0.5	5.83	21	110	0.5	2	0.11	0.5	1	10	30	2.38	1.78	0.01	53	4	0.36	1	530	106	4.63	5	740	0.14	85	10	5	10
JM RC-23-05	68	70	104888	EXT	0.013	0.5	6.44	27	230	0.5	3	0.12	0.5	1	12	110	3.63	1	0.01	33	3	0.28	2	780	102	3.88	7	267	0.24	125	10	5	20
JM RC-23-05	70	72	104890	EXT	0.024	0.5	4.58	38	130	0.5	2	0.1	0.5	1	12	88	4.44	1.13	0.01	56	5	0.28	5	630	63	3.41	4	532	0.15	82	10	2	40
JM RC-23-05	72	74	104891	EXT	0.013	0.5	6.44	31	410	0.5	2	0.18	0.5	1	13	110	4.28	0.65	0.02	32	3	0.18	1	820	42	1.98	5	874	0.27	125	10	5	20
JM RC-23-05	74	76	104892	EXT	0.018	0.5	7.81	28	360	0.5	2	0.15	0.5	1	13	133	4.18	0.62	0.02	32	3	0.18	1	800	35	1.72	5	466	0.15	125	10	2	27
JM RC-23-05	76	78	104893	EXT	0.013	0.5	7.51	18	290	0.5	2	0.1	0.5	1	14	48	2.6	0.41	0.03	25	4	0.07	1	600	12	0.46	5	547	0.38	123	10	2	30
JM RC-23-05	78	80	104894	EXT	0.008	0.5	7.64	47	220	0.5	4	0.26	0.5	1	14	91	4.31	1.2	0.05	35	4	0.25	1	820	33	2.24	5	679	0.18	124	10	5	30
JM RC-23-05	80	82	104895	EXT	0.006	0.5	6.99	30	430	0.5	2	0.09	0.5	1	13	28	2.74	1.47	0.15	50	2	0.38	1	960	2	1.8	5	458	0.43	101	10	2	10
JM RC-23-05	82	84	104896	EXT	0.006	0.5	7.28	32	560	0.5	2	0.13	0.5	1	14	34	3.81	1.4	0.15	52	2	0.18	1	730	4	0.79	4	415	0.39	124	10	2	20
JM RC-23-05	84	86	104897	EXT	0.007	0.5	4.53	63	130	0.5	3	0.14	0.5	1	15	74	2.11	1.36	0.01	41	5	0.43	3	660	38	4.15	5	601	0.22	142	10	3	30
JM RC-23-05	86	88	104898	EXT	0.005	0.5	6.36	72	40	0.5	2	0.03	0.5	1	7	51	2.18	0.12	0.01	56	5	0.82	1	100	4	0.3	7	44	0.15	30	10	4	10
JM RC-23-05	88	90	104899	EXT	0.01	0.5	2.46	38	160	0.5	2	0.09	0.5	1	12	72	2.67	0.77	0.01	42	6	0.27	3	360	87	2.56	12	527	0.14	43	10	2	10
JM RC-23-05	90	92	104900	EXT	0.01	0.5	7.8	86	170	0.5	2	0.1	0.5	1	12	175	5.18	1.44	0.03	31	6	0.48	2	560	94	3.77	8	664	0.23	127	10	2	10
JM RC-23-05	92	94	104901	EXT	0.009	0.5	6.6	35	570	1.5	2	0.1	0.5	1	8	38	4.26	1.36	0.18	38	1	0.1	2	840	2	0.53	5	222	0.48	148	10	12	10
JM RC-23-05	94	96	104902	EXT	0.009	0.5	6.77	5	1270	1.2	2	0.08	0.5	1	6	66	0.57	0.67	0.15	45	2	0.38	1	470	6	1.8	5	180	0.47	126	10	11	20
JM RC-23-05	96	98	104903	EXT	0.009	0.5	6.27	25	680	1.8	2	0.08	0.5	1	6	56	0.61	1.13	0.2	77	2	0.37	3	480	5	1.47	7	164	0.48	134	10	17	10
JM RC-23-05	98	100	104904	EXT	0.006	0.5	6.4	28	530	1.1	2	0.1	0.5	1	8	60	1.4	1.6	0.16	67	1	0.38	8	470	10	1.68	5	116	0.48	112	10	13	10
JM RC-23-05	100	102	104905	EXT	0.006	0.5	6.12	25	330	1.7	2	0.27	0.5	1	4	76	1.66	1.3	0.23	138	1	0.44	5	530	6	2.22	5	94	0.43	112	10	22	40
JM RC-23-05	102	104	104906	EXT	0.006	0.5	9.00	42	420	1.3	2	0.07	0.5	1	6	146	3.15	1.43	0.23	130	1	0.4	1	630	7	2.01	6	102	0.43	143	10	18	40
JM RC-23-05	104	106	104907	EXT	0.005	0.5	9.57	66	370	1.2	2	0.45	0.5	1	10	124	1.39	1.21	0.13	56	4	0.13	1	830	4	1.83	7	317	0.47	160	10	18	180
JM RC-23-05	106	108	104908	EXT	0.006	0.5	9.46	57	600	1	2	0.82	0.5	1	9	74	1.64	0.63	0.18	138	2	0.45	1	610	2	1.88	5	183	0.44	138	10	38	30
JM RC-23-05	108	110	104909	ORG	0.006	0.5	9.34	17	540	0.8	2	0.13	0.5	1	9	66	2.24	1.91	0.52	185	2	0.24	1	300	2	1.06	5	58	0.48	140	10	43	70
JM RC-23-05	110	112	104911	EXT	0.018	0.5	4.97	44	380	1	4	0.07	1	2	24	86	3.88	1.33	0.58	180	2	0.26	5	480	14	1.34	5	174	0.28	164	20	30	100
JM RC-23-05	112	114	104912	EXT	0.014	0.5	6.53	32	340	0.6	5	0.23	0.6	1	7	30	2.54	2.04	0.18	60	2	0.91	3	630	22	1.36	5	421	0.34	161	10	5	140
JM RC-23-05	114	116	104913	EXT	0.012	0.5	5.87	30	460	0.8	8	0.11	0.5	1	6	46	4.34	1.28	0.11	43	2	1.12	2	1140	48	1.76	5	580	0.18	128	10	6	30
JM RC-23-05	116	118	104914	EXT	0.01	0.5	8.81	18	540	0.7	5	0.12	0.6	2	8	110	4.8	1.5	0.38	66	2	0.67	5	570	30	1.38	5	384	0.21	168	20	18	70
JM RC-23-05	118	120	104915	EXT	0.007	0.5	9.04	5	480	0.6	5	0.21	0.6	3	9	221	3.48	1.44	0.38	82	1	0.8	4	540	11	1.14	5	180	0.25	160	10	12	10
JM RC-23-05	120	122	104916	EXT	0.007	0.5	10.65	31	340	1.3	7	0.12	0.6	4	9	361	2.35	1.44	0.47	115	1	0.7	5	640	14	2.8	5	200	0.3	194	10	28	10
JM RC-23-05	122	124	104917	EXT	0.006	0.5	10.3	28	160	1.2	4	0.17	0.6	7	18	54	2.91	1.3	0.54	152	1	0.75	18	680	48	3.81	5	66	0.31	172	10	96	10
JM RC-23-05	124	126	104918	EXT	0.005	0.5	9.06	18	430	1.1	5	0.11	0.5	6	9	127	2.71	1.54	0.65	170	1	0.66	21	700	62	2.98	5	44	0.38	172	10	190	10
JM RC-23-05	126	128	104919	EXT	0.006	0.5	9.06	23	910	1	6	0.12	0.5	4	21	258	3.48	1.7	0.91	225	1	0.48	18	530	36	0.87	5	48	0.35	174	10	120	10
JM RC-23-05	128	130	104920	EXT	0.005	0.5	7.83	23	460	0.6	8	0.21	0.5	4	18	64	3.81	1.8	0.66	180	1	0.57	8	640	48	1.36	5	202	0.26	154	10	75	50
JM RC-23-05	130	132	104921	EXT	0.017	0.5	6.22	77	470	0.7	5	0.06	0.5	4	6	38	2.93	1.7	0.5	125	1	0.64	5	520	90	1.4	5	130	0.25	146	10	41	60
JM RC-23-05	132	134	104922	EXT	0.015	0.5	6.11	54	380	0.7	3	0.56	0.7	7	65	36	3.87	1.78	0.48	225	1	0.86	27	980	44	2.27	5	180	0.26	163	10	63	180
JM RC-23-05	134	136	104923	EXT	0.012	0.5	7.40	60	170	0.7	7	0.14	0.5	2	5	34	0.81	1.94	0.22	83	1	1.27	3	620	28	3.21	5	228	0.12	148	10	17	190
JM RC-23-05	136	138	104924	EXT	0.015	0.5	7.88	62	370	0.7	6	0.2	0.5	3	7	33	3.72	1.62	0.37	117	1	0.64	3	380	32	1.73	5	187	0.21	154	10	18	40
JM RC-23-05	138	140	104925	EXT	0.009	0.5	7.87	38	250	0.9	7	0.24	0.5	4	11	37	3.31	1.02	0.38	128	1	0.51	3	400	23	1.58	5	179	0.36	158	10	24	80
JM RC-23-05	140	142	104926	EXT	0.008	0.5	8.04	28	320	1.2	2	0.29	0.5	2	15	32	4.03	2.01	0.46	114	1	0.57	1	1020	14	2.66	5	401	0.57	146	10	23	90
JM RC-23-05	142	144	104927	EXT	0.007	0.5	9	44	240	1.1	5	0.56	0.5	10	28	382	2.58	1.62	0.8	188	1	0.23	18	600	13	3	5	235	0.36	116	10	28	30
JM RC-23-05	144	146	104928	EXT	0.01	0.5	8.86	48	140	0.6	11	0.57	0.5	26	10	1580	4.11	0.92	0.63	122	1	0.15	17	1900	38	0.81	6	1118	0.47	172	10	23	40
JM RC-23-05	146	148	104929	EXT	0.008	0.5	10.4	98	380	2.2	5	4.05	0.5	17	18	560	2.14	0.8	0.36	140	1	0.15	8	680	18	2.6	6	198	0.48	152	10	74	30
JM RC-23-05	148	150	104930	EXT	0.006	0.5	8.71	28	530	1.6	5	3.64	1.2	16	23	112	3.13	1.42	0.83	687	2	1.72	20	640	15	1.8	6	284	0.45	153	10	165	10
JM RC-23-05	150	152	104931	EXT	0.006	0.5	6.23	23	470	1.2	8	2.36	0.6	29	15	58	4.87	1.24	1.84	1625	11	3.07	19	830	11	0.88	5	301	0.43	147	10	271	30
JM RC-23-05	152	154	104932	EXT	0.005	0.5	6.2	5	470	1.2	8	2.56	0.8	30	45	47	4.45	1.4	1.96	1525	1	2.32	28	630	10	0.48	5	343	0.46	152	20	164	30
JM RC-23-05	154	156	104933	EXT	0.01	0.5	8.88	28	450	1.3	7	2.86	0.5	33	18	54	4.87	1.52	1.9	1810	4	2.2	20	910	12	1.08	5	341	0.46	154	10	164	20
JM RC-23-05	156	158	104934	EXT	0.012	0.5	6.63	16	380	1.3	5	3.67	0.5	32	11	58	4.72	1.76	1.93	1770	1	2.81	11	980	14	0.21	5	432	0.48	166	10	134	10
JM RC-23-05	158	160	104935	EXT	0.018	0.5	6.15	26	480	1.2	5	3.37	0.5	19	32	84	4.04	1.56	1.86	1175	1	2.6	17	840	14	0.17	5	414	0.47	164	20	85	10
JM RC-23-05	160	162	104936	ORG	0.006	0.5	6.37	11	470	1.2	3	3.6	0.5	33	35	108	4.09	1.82	1.87	1180	1	2.81	20	870	17	0.25	5	463	0.47	153	10	86	10
JM RC-23-05	162	164	104938	EXT	0.006	0.5	6.88	17	560	1.3	6	3.72	0.5	26	12	118	4.5	1.86	1.84	1315	1	3.1	11	860	12	0.06	5	460	0.5	182	20	114	10
JM RC-23-05	164	166	104939	EXT	0.005	0.5	6.74	13	630	1.3	7	4.18	0.6	20	77	60	4.26	1.6	1.86	1115	1	2.98	34	940	13	0.14	6	477	0.51	168	10	106	10
JM RC-23-05	166	168	104940	EXT	0.006	0.5	7.46	5	510	1.1	5	4.01	0.5	30	12	78	4.15	1.64	1.86	1080	2	2.48	10	850	21	0.06	5	454	0.46	153	20	87	10
JM RC-23-05	168	170	104941	EXT	0.005	0.5	6.67	11	460	1.4	5	3.67	0.7	25	32	120	4.47	1.58	1.82	1300	1	2.9	21	840	15	0.06	5	475	0.52	172	10	130	80
JM RC-23-05	170	172	104942	EXT	0.006	0.5	7.54	17	410	1.2	4	3.29	0.7	25	11	47	4.24	1.2	1.6	1425	1	2.48	12	810	16	0.01	5	420	0.43	144	10	126	30
JM RC-23-05	172	174	104943	EXT	0.006	0.6	6.86	11	500	1.4	2	3.32	0.5	36	10	114	4.06	1.44	1.86	1300	1	2.46	15	860	19	0.08	5	428	0.48	167	10	167	30
JM RC-23-05	174	176	104944	EXT	0.011	0.5	6.62	6	300	1.4	7	3.7	0.7	22	11	92	4.55	1.7	1.85	1135	1	2.68	11	880	10	0.02	5	470	0.5	187	10	133	20
JM RC-23-05	176	178	104945	EXT	0.006	0.5	6.07	17	440	1.2	7	3.5	0.6	20	12	71	3.88	1.53	1.6	1085	1	2.74	12	830	11	0.01	5	463	0.46	146	10	187	10
JM RC-23-05	178	180	104946	EXT	0.006	0.5	8	15	470	1.2	2	4.05	0.5	17	78	48	4.06	1.58	1.62	1010	1	2.78	20	840	9	0.02	6	478	0.48	152	10	87	10
JM RC-23-05	180	182	104947	EXT	0.005	0.5	6.18	9	470	1.3	6	4.14	0.5	21	10	78	3.95	1.35	1.67	982	2	2.58	13	840	11	0.06	5	480	0.48	162	20	88	10
JM RC-23-05	182	184	104948	EXT	0.005	0.5	6.13	5	470	1.3	7	3.98	0.5	22	18	108	3.96	1.28	1.88	1115	2	2.48	8	820	13	0.11	5	441	0.48	180	20	87	10
JM RC-23-05	184	186	104949	EXT	0.006	0.5	6.48	5	480	1.4	7	3.63	0.5	29	10	136	3.98	1.24	1.8	1200	2	2.38	19	790	9	0.12	7	441	0.45	181	10	120	10
JM RC-23-05	186	188	104950	EXT	0.007	0.5	6.78	25	440	1.1	4	2.51	0.5	21	10	156	4.79	1.17	0.96	793	8	1.38	13	840	9	0.5	6	377	0.45	170	10	108	10
JM RC-23-05	188	190	104951	EXT	0.006	0.5	6.94	15	640	1.8	7	2.66	0.5	42	10	215	4.22	1.32	1.39	1405	2	2.21	18	840	10	0.18	11	370	0.48	177	10	164	10
JM RC-23-05	190	192	104952	EXT	0.006	0.5	6.94	11	490	1.6	7	3.02	0.5	42	10	228	4.08	1.5	1.44	1605	1	2.18	17	840	12	0.01	8	385	0.48	182	10	158	10
JM RC-23-05	192	194	104953	EXT	0.005	0.5	6.48	5	460	1.3	4	1.64	0.5	37	8	266	4.29	1.1	0.99	1135	3	1.68	14	810	11	0.23	8	315	0.44	158	10	138	10
JM RC-23-05	194	196	104954	EXT	0.005	0.5	9.08	11	640	1.2	6	0.96	0.5	15	6	137	3.03	1.28	0.5	272	1	1.44	6	800	18	0.16	6	343	0.45	140	10	88	10
JM RC-23-05	196	198	104955	EXT	0.006	0.5	8.8	5	620	1.2	6	1	0.5	31	6	240	5.31	1.1	0.78	780	1	1.16	15	830	4	0.16	8	170	0.41	157	10	174	10
JM RC-23-05	198	200	104956	EXT	0.006	0.5	4.38	10	530	1.8	4	2.38	0.6	80	6	301	4.01	1.08	1.12	2420	1	1.88	20	740	7	0.09	6	308	0.43	152	10	201	10
JM RC-23-05	200	202	104957	EXT	0.006	0.5	9.24	5	510	1.3	5	1.18	0.6	33	7	246	4.35	1.12	0.94	1080	2	1.38	12	720	4	0.14	12	202	0.43	148	10	154	10
JM RC-23-05	202	204	104958	EXT	0.005	0.5	9.25	5	640	1.2	4	0.71	0.5	17	7	235	4.35	1.06	0.78	854	2	1.3	8	740	7	0.13	10	185	0.42	150	10	138	80
JM RC-23-05	204	206	104960	ORG	0.006	0.6	6.13	11	610	1.2	7	1.11	0.6	31	7	222	4.38	1.22	0.88	619	2	1.44	12	710	8	0.1	11	201	0.43	154	10	182	80
JM RC-23-05	206	208	104961	EXT	0.006	0.5	10.1	28	700	1.3	7	0.42	0.5	8	6	114	2.88	1.26	0.47	301	3	0.82	8	790	11	0.17	7	277	0.48	158	20	70	30
JM RC-23-05	208	210	104962	EXT	0.006	0.5	9.78	50	340	1.2	7	0.16	0.5	5	9	105	3.83	1.2	0.26	79	3	0.08	8	1050	8	0.56	9	416	0.48	178	10	25	10
JM RC-23-05	210	212	104963	EXT	0.006	0.5	6.94	67	150	0.6	8	0.13	0.5	4	5	35	3.34	0.73	0.11	40	14	0.06	8	690	15	0.28	13	587	0.45	130	10	14	10
JM RC-23-05	212	214	104964	EXT	0.006	0.5	8.18	124	280	1.1	8	0.14	0.5	9	7	74	4.8	1.24	0.21	100	11	0.09	8	880	38	0.63	6	880	0.36	147	10	38	10
JM RC-23-05	214	216	104965	EXT	0.006	0.5	6.38	107	170	0.6	5	0.09	0.6	8	7	46	6.51	0.71	0.11	43	20	0.05	1	1040	45	0.56	18	873	0.25	145	10	14	20
JM RC-23-05	216	218	104966	EXT	0.006	0.5	10.1	148	140	0.5	8	0.07	0.5	4	8	34	5.45	0.14	0.02	15	28	0.08	3	1220	116	0.44	13	1600	0.22	124	20	8	10
JM RC-23-05	218	220	104967	EXT	0.006	0.5	8.81	54	250	0.6	4	0.09	0.5	2	7	17	4.23	0.07	0.02	27	47	0.04	1	800	47	0.25	18	645	0.34	117	10	5	10
JM RC-23-05	220	222	104968	EXT	0.006	0.5	8.88	70	330	0.5	7	0.12	0.5	3	8	15	3.18	0.07	0.03	28	13	0.07	2	880	36	0.36	11	408	0.48	180	10	5	18
JM RC-23-05	222	224	104969	EXT	0.006	0.5	7.86	48	180	0.5	7	0.06	0.5	5	8	19	1.88	0.04	0.02	25	18	0.03	1	870	33	0.2	8	488	0.43	138	10	4	18
JM RC-23-05	224	226	104970	EXT	0.006	0.5	7.7	40	460	0.5	8	0.1	0.6	3	8	53	2.43	0.13	0.03	31	4	0.02	1	810	34	0.17	18	251	0.48	164	10	15	180
JM RC-23-05	226	228	104971	EXT	0.007	0.5	7.85	63	570	0.6	7	0.11	0.5	4	18	47	5.24	1.16	0.16	53	3	0.1	4	690	17	0.53	14	278	0.32	166	18	18	110
JM RC-23-05	228	230	104972	EXT	0.006	0.5	7.37	34	570	0.5	7	0.12	0.5	2	8	32	3.88	0.88	0.14	47	5	0.11	4	730	38	0.7	18	403	0.3	136	18	6	40
JM RC-23-05	230	232	104973	EXT	0.006	0.5	4.25	10	250	0.5	4	0.08	0.5	5	8	15	1.4	0.76	0.04	35	4	0.25	3	880	42	1.74	8	308	0.37	118	10	7	20
JM RC-23-05	232	234	104974	EXT	0.006	0.5	6.86	8	200	0.5	7	0.1	0.5	2	18	13	1.16	0.77	0.05	48	8	0.24	1	790	30	1.77	14	812	0.32	124	18	8	20
JM RC-23-05	234	236	104975	EXT	0.006	0.5	8.75	28	310	0.5	6	0.07	0.5	3	8	62	4.16	0.77	0.06	44	8	0.25	2	718	51	1.62	16	601	0.17	130	18	11	60
JM RC-23-05	236	238	104976	EXT	0.006	0.5	7.81	6	480	0.5	6	0.06	0.6	2	7	18	1.43	1.04	0.14	52	6	0.11	1	740	38	0.88	5	717	0.3	119	18	7	30
JM RC-23-05	238	240	104977	EXT	0.006	0.5	7.78	18	580	0.8	7	0.11	0.5	4	6	20	2.32	1.24	0.3	71	4	0.12	2	800	19	0.71	13	352	0.32	127	18	11	18
JM RC-23-05	240	242	104978	EXT	0.008	0.5	7.88	7	1080	1	3	0.1	0.5	4	8	35	2.08	1.35	0.34	60	5	0.15	1	870	18	0.75	11	303	0.33	142	16	11	20
JM RC-23-05	242	244	104979	EXT	0.006	0.5	7.88	38	810	0.8	5	0.12	0.5	3	7	18	1.74	1.32	0.31	68	4	0.2	2	780	28	0.62	6	324	0.31	128	10	9	10
JM RC-23-05	244	246	104980	EXT	0.006	0.5	7.91	25	540	0.8	6	0.08	0.5	3	7	31	3.04	1.22	0.38	58	10	0.18	1	830	13	0.66	8	305	0.21	138	10	7	10
JM RC-23-05	246	248	104981	EXT	0.006	0.5	6.36	24	530	0.8	6	0.12	0.5	3	6	23	2.58	1.42	0.3	47	9	0.35	3	1040	28	0.84	12	404	0.27	131	20	7	20
JM RC-23-05	248	250	104982	EXT	0.006	0.5	6.48	30	480	0.8	5	0.08	0.5	4	6	29	2.38	1.18	0.34	64	4	0.16	1	670	15	0.65	6	278	0.31	138	10	8	10
JM RC-23-05	250	252	104983	EXT	0.006	0.5	6.08	23	580	1	2	0.08	0.5	1	7	47	2.57	1.22	0.53	60	5	0.16	1	880	8	0.48	5	308	0.28	122	18	18	90
JM RC-23-05	252	254	104984	ORG	0.006	0.5	8.7	26	80	1.4	2	0.07	0.5	7	7	657	3.2	1.15	1.28	170	5	0.88	6	630	3	3.54	5	630	0.33	128	10	28	70
JM RC-23-05	254	256	104986	EXT	0.006	0.5	6.71	62	80	1.2	3	0.09	0.5	8	6	384	3.82	1.02	1.18	164	1	0.1	5	810	2	3.84	5	660	0.32	134	18	32	60
JM RC-23-05	256	258	104987	EXT	0.137	0.5	6.91	40	110	1.2	2	0.07	0.5	8	5	301	2.73	0.47	1.58	287	1	0.65	4	478	4	2.77	5	173	0.38	64	10	18	40
JM RC-23-05	258	260	104988	EXT	0.006	0.5	9.48	18	160	1.2	3	0.07	0.5	16	5	246	2.43	1.33	0.98	284	2	0.84	6	420	6	2.86	5	98	0.39	67	10	23	60
JM RC-23-05	260	262	104989	EXT	0.006	0.8	6.92	22	218	1.1	3	0.44	0.5	12	6	48	2.41	1.17	0.67	188	1	0.43	3	700	2	3.06	5	38	0.38	113	18	28	78
JM RC-23-05	262	264	104990	EXT	0.006	0.5	6.53	28	410	1.6	2	0.76	0.7	14	7	38	3.45	0.89	1.51	1595	3	1.76	7	680	2	2.37	5	178	0.36	128	18	130	28
JM RC-23-05	264	266	104991	EXT	0.006	0.5	4.57	22	250	1.6	3	1.06	0.5	14	7	40	4.6	1.1	1.84	2450	3	1.84	8	720	2	2.72	5	188	0.38	128	18	142	18

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-23-05	266	268	104982	EXT	0.01	0.5	8.29	5	620	1.4	5	1.4	0.5	14	4	29	4.83	1.18	1.58	1406	7	1.8	7	700	2	1.9	5	216	0.34	109	10	190	10
JM RC-23-05	268	270	104983	EXT	0.005	0.5	6.18	9	540	1.5	2	1.54	0.5	33	4	21	4.42	1	1.6	2800	3	1.64	10	860	2	1.48	5	288	0.35	112	10	246	10
JM RC-23-05	270	272	104984	EXT	0.005	0.5	7.65	10	480	1.4	2	1.55	0.5	28	4	36	3.65	0.91	1.3	2320	3	1.90	6	840	2	0.82	5	235	0.33	106	10	196	10
JM RC-23-05	272	274	104985	EXT	0.006	0.7	6.77	6	400	1.7	2	0.79	0.5	14	7	61	3.66	1.02	1.62	1345	3	2.37	7	830	3	1.1	5	215	0.39	131	10	108	10
JM RC-23-05	274	276	104986	EXT	0.006	0.5	6.33	7	610	1.7	2	1.24	0.5	14	7	36	3.44	0.83	1.06	1445	3	2.06	6	740	2	0.86	5	256	0.36	120	10	112	10
JM RC-23-05	276	278	104987	EXT	0.006	0.5	6.83	5	440	1.6	2	1.24	0.5	14	4	46	3.27	1.04	1.73	1495	3	2.12	6	790	5	0.9	5	272	0.36	126	20	87	10
JM RC-23-05	278	280	104988	EXT	0.006	0.5	6.56	11	540	1.7	2	1.46	0.5	13	4	41	3.62	0.96	1.7	2190	4	2.13	6	780	5	0.86	5	276	0.36	126	10	126	10
JM RC-23-05	280	282	104989	ORG	0.005	0.5	6.83	16	380	1.4	2	1.14	0.5	12	4	38	3.45	0.90	1.5	1345	2	2.26	6	840	15	1.22	5	286	0.36	132	10	117	10
JM RC-23-05	282	284	105001	EXT	0.007	0.5	6.79	34	480	1.4	2	0.46	0.6	10	10	21	3.71	0.96	1.24	1400	2	1.42	9	820	8	2.29	5	96	0.41	122	10	122	10
JM RC-23-05	284	286	105002	EXT	0.006	0.5	6.41	25	210	1.6	2	0.14	0.5	10	7	67	2.75	1	1.01	958	1	0.36	4	500	5	3.04	4	60	0.4	102	10	95	40
JM RC-23-05	286	288	105003	EXT	0.008	0.5	6.66	38	140	1.6	2	0.15	0.5	12	5	152	2.81	1.12	0.62	576	2	0.12	4	480	2	3.33	5	73	0.41	108	20	34	50
JM RC-23-05	288	290	105004	EXT	0.005	0.5	6.74	41	110	1	3	0.14	0.5	15	6	418	3.00	1.8	0.3	700	1	0.09	5	510	7	4.34	5	206	0.36	134	10	67	120
JM RC-23-05	290	292	105005	EXT	0.005	0.5	6.34	35	110	0.8	5	0.14	0.5	15	6	285	3.53	1.78	0.16	76	1	0.06	5	770	13	4.39	5	477	0.36	140	10	62	120
JM RC-23-05	292	294	105006	EXT	0.009	0.5	6.11	32	90	0.7	2	0.13	0.5	15	4	136	3.45	1.27	0.21	82	4	0.06	3	550	2	4.34	5	343	0.36	129	10	63	110
JM RC-23-05	294	296	105007	EXT	0.005	0.5	6.51	18	110	1	2	0.13	0.5	15	4	65	3.29	1.9	0.4	240	1	0.09	7	600	4	4.08	5	164	0.39	119	10	46	80
JM RC-23-05	296	298	105008	EXT	0.008	0.5	7.5	11	340	1.1	2	0.13	0.5	17	3	37	3.05	1.04	2.2	1466	3	0.12	6	560	2	2.87	5	32	0.36	125	10	76	30
JM RC-23-05	298	300	105009	EXT	0.005	0.5	8.5	15	300	1.4	2	0.24	0.5	16	4	34	3.22	1.82	1.46	514	2	1.64	5	530	8	2.6	5	52	0.41	161	10	84	30
JM RC-23-05	300	302	105010	EXT	0.006	0.5	6.67	16	326	1.5	2	0.26	0.5	17	7	22	2.87	0.99	1.26	830	2	2.15	6	580	2	2.77	5	79	0.37	125	10	77	60
JM RC-23-05	302	304	105011	EXT	0.006	0.5	6.81	37	190	1.0	2	0.15	0.5	31	5	31	2.00	0.6	0.86	422	2	0.62	3	400	2	3.11	5	52	0.36	117	10	80	90
JM RC-23-05	304	306	105012	EXT	0.005	0.5	6.61	67	100	1.8	2	0.19	0.5	21	5	75	3.04	1.46	1.1	447	5	0.05	4	430	2	3.66	5	215	0.34	106	10	53	70
JM RC-23-05	306	308	105013	EXT	0.004	0.5	6.63	34	130	1.1	2	0.11	0.5	17	5	27	3.64	2.14	0.33	79	3	0.09	4	450	2	4.36	5	254	0.31	112	20	66	60
JM RC-23-05	308	310	105014	EXT	0.005	0.5	7.66	8	150	0.9	2	0.04	0.5	6	4	18	2.46	1.3	0.2	39	2	0.12	4	430	7	2.61	5	244	0.22	66	10	67	90
JM RC-23-05	310	312	105015	EXT	0.005	0.5	7.4	35	120	1	2	0.06	0.6	11	4	118	2.56	1.44	0.16	47	1	0.06	4	600	17	3.12	5	356	0.14	58	10	104	130
JM RC-23-05	312	314	105016	EXT	0.005	0.5	7.67	25	110	1.3	2	0.11	0.5	10	4	79	2.31	1.11	0.26	77	1	0.06	2	610	6	2.69	5	362	0.19	60	10	36	80
JM RC-23-05	314	316	105017	ORG	0.006	0.5	7.76	10	310	1.6	3	0.1	0.5	4	3	18	1.66	1	0.45	136	1	0.06	1	430	3	2.61	5	217	0.2	47	10	27	60
JM RC-23-05	316	318	105019	EXT	0.006	0.5	7.91	11	340	1.9	2	0.12	0.5	7	3	12	1.87	1.12	0.46	134	1	0.05	1	410	2	2.11	5	87	0.19	47	10	35	60
JM RC-23-05	318	320	105020	EXT	0.006	0.5	6.9	12	340	1.4	2	0.15	0.5	7	3	15	1.91	0.82	0.86	563	1	0.36	1	400	5	1.64	5	43	0.19	47	10	53	40
JM RC-23-05	320	322	105021	EXT	0.006	0.5	7.39	19	440	1.4	3	0.14	0.5	7	3	25	1.87	1.3	0.84	534	1	0.11	3	480	5	1.71	5	42	0.19	46	10	41	40
JM RC-23-05	322	324	105022	EXT	0.006	0.5	6.48	16	280	2	3	0.16	0.5	7	5	25	2.11	1.18	0.86	913	1	0.1	2	560	2	1.8	5	55	0.2	52	10	53	50
JM RC-23-05	324	326	105023	EXT	0.006	0.5	6.69	16	380	2	2	0.16	0.5	7	5	23	2.11	1.48	0.87	642	2	0.14	4	540	2	1.76	5	61	0.2	50	10	50	50
JM RC-23-05	326	328	105024	EXT	0.006	0.5	7.48	6	240	1.6	2	0.09	0.5	7	5	25	1.82	0.94	0.46	230	9	0.1	1	420	2	1.82	5	66	0.17	48	10	48	70
JM RC-23-05	328	330	105025	EXT	0.005	0.5	6.64	6	220	1.3	2	0.07	0.5	7	3	55	1.93	1.01	0.29	143	1	0.12	1	370	2	1.86	5	104	0.17	48	10	42	60
JM RC-23-05	330	332	105026	EXT	0.006	0.5	6.79	17	190	1	2	0.06	0.5	7	2	30	1.63	1.1	0.13	79	2	0.12	3	450	3	2.06	5	162	0.17	47	30	35	30
JM RC-23-05	332	334	105027	EXT	0.006	0.5	7.43	9	270	1.4	2	0.06	0.6	7	3	19	2.02	1.4	0.36	103	1	0.08	4	400	2	2.19	5	180	0.2	51	10	74	100
JM RC-23-05	334	336	105028	EXT	0.006	0.5	7.16	14	230	1.4	2	0.07	0.5	6	3	30	1.66	1.5	0.29	133	1	0.07	1	320	4	2.21	5	146	0.19	50	10	81	80
JM RC-23-05	336	338	105029	EXT	0.01	0.5	6.17	27	160	1.5	2	0.13	0.6	10	2	22	2.00	1.73	0.44	237	1	0.29	1	316	9	2.72	5	92	0.2	57	10	160	80
JM RC-23-05	338	340	105030	EXT	0.006	0.5	5.45	16	170	1.3	2	0.06	0.6	8	4	1	2.37	1.54	0.47	173	1	0.13	1	330	12	2.05	5	90	0.16	40	10	82	120
JM RC-23-05	340	342	105031	EXT	0.015	0.5	5.98	11	110	1.2	3	0.09	0.5	11	4	8	3.25	1.91	0.28	108	1	0.14	1	410	13	3.52	5	98	0.16	51	10	38	70
JM RC-23-05	342	344	105032	EXT	0.009	0.5	7.18	5	130	1.4	4	0.14	0.7	10	4	21	2.62	1.78	0.38	156	1	0.2	2	430	13	2.82	5	101	0.21	82	10	105	70
JM RC-23-05	344	346	105033	EXT	0.004	0.5	6.66	6	140	1.4	2	0.12	0.6	6	4	17	2.58	1.42	0.48	156	1	0.1	4	380	10	2.87	5	78	0.19	54	10	54	80
JM RC-23-05	346	348	105034	EXT	0.009	0.5	7.36	16	160	1.7	2	0.14	0.6	7	3	13	2.21	1.65	1.12	611	2	0.06	1	420	10	2.38	5	90	0.2	53	10	132	80
JM RC-23-05	348	350	105035	EXT	0.019	0.5	6.41	28	440	1.6	4	0.25	0.7	6	13	72	2.46	1.58	1.29	784	3	0.51	4	480	13	2	5	128	0.29	63	10	220	80
JM RC-23-05	350	352	105036	EXT	0.012	0.5	7.44	30	340	1.5	2	0.14	0.6	6	5	34	2.01	1.64	1.14	646	2	0.13	2	340	6	1.78	5	66	0.21	98	10	119	50
JM RC-23-05	352	354	105037	EXT	0.008	0.5	7.24	19	170	1.7	2	0.12	0.6	6	4	8	2.00	1.61	0.77	477	3	0.08	2	400	9	2.19	5	66	0.19	94	10	67	70
JM RC-23-05	354	356	105038	EXT	0.008	0.5	7.4	14	200	1.6	2	0.16	0.5	6	7	52	2.22	1.62	0.66	586	3	0.16	1	380	11	1.90	5	74	0.23	88	10	79	40
JM RC-23-05	356	358	105039	EXT	0.006	0.5	7.16	30	140	1.6	2	0.16	0.6	6	5	32	2.33	1.51	1.07	752	2	0.1	4	400	11	2.16	5	54	0.21	91	10	68	50
JM RC-23-05	358	360	105040	ORG	0.006	0.6	6.46	9	310	1.6	2	0.16	0.6	6	4	7	2.52	1.63	1.64	1085	1	0.06	3	450	6	1.40	6	46	0.18	58	10	104	40
JM RC-23-05	360	362	105042	EXT	0.006	0.5	7.63	14	280	1.6	2	0.16	0.6	7	5	15	2.43	1.51	1.34	1045	1	0.13	3	420	5	1.6	5	65	0.22	61	10	67	50
JM RC-23-05	362	364	105043	EXT	0.006	0.5	7.3	6	530	1.6	2	0.15	0.6	7	4	1	2.10	1.58	1.04	1530	1	0.06	6	470	14	1.30	5	60	0.2	58	10	60	40
JM RC-23-05	364	366	105044	EXT	0.006	0.5	7.25	30	250	1.6	2	0.13	0.6	7	5	1	2.51	1.57	1.71	1220	1	0.1	1	370	12	1.67	5	56	0.22	60	10	75	30
JM RC-23-05	366	368	105045	EXT	0.005	0.5	7.46	14	220	1.6	2	0.15	0.7	4	6	11	2.14	1.93	1.01	582	2	0.13	3	440	11	1.67	5	67	0.22	90	10	66	50
JM RC-23-05	368	370	105046	EXT	0.027	0.5	6.66	16	200	1.7	2	0.13	0.7	7	4	8	2.23	1.65	0.34	212	1	0.08	1	370	14	2.34	5	53	0.18	54	10	106	60
JM RC-23-05	370	372	105047	EXT	0.027	0.5	6.67	17	140	1.6	3	0.13	0.7	6	4	1	2.27	1.37	0.6	421	1	0.08	2	380	13	2.62	5	56	0.15	90	10	64	50
JM RC-24-05	0	2	105048	EXT	0.034	0.5	6	251	100	0.5	5	0.06	0.5	1	7	41	2.27	1.37	0.02	15	3	0.26	1	630	60	5.62	11	260	0.41	164	10	30	80
JM RC-24-05	2	4	105049	EXT	0.061	0.5	6.49	67	130	0.5	3	0.07	0.5	1	6	51	2.25	1.04	0.01	25	2	0.32	1	660	135	5.6	5	370	0.4	152	10	11	60
JM RC-24-05	4	6	105050	EXT	0.040	0.5	4.87	62	140	0.5	3	0.05	0.6	1	12	44	2.40	1.06	0.01	22	3	0.24	1	470	226	5.21	6	266	0.38	132	10	11	70
JM RC-24-05	6	8	105051	EXT	0.03	0.5	5.74	47	100	0.5	2	0.09	0.5	25	16	132	2.14	1.25	0.03	40	2	0.25	18	570	64	4.6	6	204	0.2	67	20	18	40
JM RC-24-05	8	10	105052	EXT	0.014	0.5	5.48	110	40	0.5	2	0.07	1.6	58	30	322	6.33	0.62	0.03	48	5	0.16	50	430	58	7.17	5	276	0.1	91	10	32	20
JM RC-24-05	10	12	105053	EXT	0.079	0.5	2.79	28	100	0.5	2	0.02	0.6	17	11	182	1.4	0.82	0.01	72	3	0.14	20	180	101	3.58	7	146	0.08	24	10	14	70
JM RC-24-05	12	14	105054	EXT	0.012	0.5	4.28	143	100	0.5	2	0.03	0.5	33	10	427	1.43	1.86	0.02	90	2	0.21	28	340	104	4.64	7	274	0.07	32	10	14	30
JM RC-24-05	14	16	105055	EXT	0.011	0.5	4.83	114	80	0.5	2	0.03	0.5	22	13	560	1.1	1.5	0.01	40	5	0.22	13	340	114	4.44	6	324	0.07	44	10	9	20
JM RC-24-05	16	18	105056	EXT	0.023	0.8	5.84	534	110	0.5	2	0.02	0.7	15	8	1110	1.81	1.76	0.01	36	6	0.27	13	200	64	5.66	19	264	0.22	42	10	13	100
JM RC-24-05	18	20	105057	EXT	0.014	0.5	6.34	461	100	0.5	2	0.02	0.5	21	10	747	1.2	1.67	0.01	24	7	0.36	18	300	90	6.52	30	322	0.25	60	10	11	40
JM RC-24-05	20	22	105058	EXT	0.018	0.5	6.73	191	80	0.5	2	0.05	0.6	26	11	360	2.10	1.40	0.02	35	6	0.42	23	400	77	7.61	15	429	0.25	120	20	13	20
JM RC-24-05	22	24	105059	EXT	0.03	0.5	7.87	85	60	0.5	4	0.1	0.6	29	14	200	3.42	1.34	0.02	33	4	0.46	29	600	40	8.44	5	323	0.24	115	10	14	40
JM RC-24-05	24	26	105060	EXT	0.061	0.5	7.02	158	80	0.5	3	0.06	0.6	36	13	342	2.11	1.90	0.01	44	5	0.41	31	380	66	4.34	6	281	0.21	74	10	12	50
JM RC-24-05	26	28	105061	EXT	0.036	2.1	3.72	1500	70	0.5	2	0.03	0.6	41	10	3720	1.92	1.02	0.01	50	5	0.25	36	250	74	5.21	36	266	0.07	38	20	25	170
JM RC-24-05	28	30	105062	EXT	0.046	0.5	4.38	175	70	0.5	2	0.03	0.6	30	8	370	1.40	1.46	0.01	56	5	0.3	18	330	73	5.71	7	375	0.06	38	10	20	50
JM RC-24-05	30	32	105063	EXT	0.031	0.5	4.86	182	80	0.5	2	0.03	0.6	29	11	482	1.34	1.5	0.01	44	4	0.26	18	310	71	6.27	7	243	0.08	38	10	14	90
JM RC-24-05	32	34	105064	EXT	0.029	0.5	5.14	61	70	0.5	2	0.03	0.6	20	12	152	1.41	1.64	0.03	70	3	0.29	10	370	78	5.8	5	254	0.06	37	10	14	20
JM RC-24-05	34	36	105065	EXT	0.015	0.5	5.36	140	50	0.5	3	0.02	0.6	11	8	371	1.74	1.82	0.03	61	4	0.24	12	320	45	5.96	5	140	0.1	38	10	19	30
JM RC-24-05	36	38	105066	EXT	0.021	0.5	3.87	78	60	0.5	2	0.02	0.6	56	11	579	1.82	1.3	0.04	79	4	0.17	47	280	61	4.57	5	200	0.07	30	10	25	100
JM RC-24-05	38	40	105067	ORG	0.014	0.5	5.10	53	40	0.5	2	0.04	0.6	22	18	217	1.78	1.1	0.03	67	5	0.26	17	470	70	4.95	5	246	0.1	36	10	27	40
JM RC-24-05	40	42	105068	EXT	0.011	0.5	4.75	91	60	0.5	2	0.02	0.6	33	8	328	1.82	1.4	0.03	92	4	0.29	34	270	60	5.19	5	152	0.1	38	10	22	20
JM RC-24-05	42	44	105070	EXT	0.012	2.1	5.63	1486	70	0.5	2	0.02	0.6	38	8	3650	1.12	1.78	0.02	87	5	0.38	20	280	77	5.82	48	202	0.08	31	20	22	150
JM RC-24-05	44	46	105071	EXT	0.018	0.5	6.38	238	60	0.5	2	0.03	0.6	38	14	546	1.4	1.8	0.02	60	6	0.4	28	270	83	6.44	7	218	0.06	32	10	14	40
JM RC-24-05	46	48	105072	EXT	0.015	0.5	6.42	32	60	0.5	2	0.02	0.5	14	8	78	1.73	1.64	0.03	64	4	0.21	8	410	73	4.86	5	147	0.12	36	10	12	10
JM RC-24-05	48	50	105073	EXT	0.02	0.5	6.12	37	50	0.5	2	0.03	0.5	21	12	450	2.26	1.18	0.04	53	7	0.13	16	480	82	4.96	5	148	0.11	34	10	25	30
JM RC-24-05	50	52	105074	EXT	0.030	0.5	5.81	28	40	0.5	2	0.02	0.5	11	7	156	2.04	1.02	0.04	62	4	0.11	18	380	74	4.08	5	163	0.12	38	10	14	20
JM RC-24-05	52	54	105075	EXT	0.015	0.5	5.83	33	60	0.5	2	0.02	0.6	16	15	98	1.43	1.08	0.02	53	6	0.25	12	330	55	5.44	5	171	0.1	33	10	17	30
JM RC-24-05	54	56	105076	EXT	0.015	0.5	6.12	56	40	0.5	2	0.03	0.5	17	11	287	1.88	1.8	0.02	52	8	0.34	13	470	61	8.43	6	220	0.07	36	20	11	30
JM RC-24-05	56	58	105077	EXT	0.014	0.5	6.03	63	40	0.5	3	0.03	0.6	31	11	480	2.56	1.08	0.02	67	8	0.31	20	430	66	7.39	8	220	0.08	38	10	11	30
JM RC-24-05	58	60	105078	EXT	0.012	0.5	5.17	38	50	0.5	3	0.03	0.6	30	6	146	2.18	1.78	0.02	78	7	0.26	17	420	105	8.03	6	280	0.08	38	10	13	20
JM RC-24-05	60	62	105079	EXT	0.012	0.5	5.77	43	40	0.5	2	0.03	0.6	9	14	176	2.44	1.74	0.04	52	8	0.2	10	880	120	8.07	5	237	0.14	41	10	15	20
JM RC-24-05	62	64	105080	EXT	0.014	0.8	4.83	60	30	0.5	2	0.03	0.6	28	13	544	3.41	1.51	0.03	75	7	0.4	20	540	80	7.81	5	286	0.08	33	10	25	20
JM RC-24-05	64	66	105081	ORG	0.019	0.5	5.90	74	30	0.5	3	0.03	0.6	14	14	775	2.7	1.08	0.03	60	9	0.38	14	500	65	6.72	5	304	0.13	40	20	24	20
JM RC-24-05	66	68	105083	EXT	0.016	0.5	5.00	60	40	0.5	2	0.02	0.5	15	18	246	2.70	1.43	0.06	53	4	0.13	14	540	111	5.29	5	286	0.11	38	10	31	20
JM RC-24-05	68	70	105084	EXT	0.016	0.5	4.08	124	80	0.6	3	0.07	0.5	5	7	408	2.75	2.04	0.12	78	3	0.08	6	490	115	4.3	6	132	0.13	37	10	30	10
JM RC-24-05	70	72	105085	EXT	0.016	0.5	6.74	141	70	0.6	2	0.03	0.6	4	6	412	3.07	1.04	0.14	78	4	0.04	5	470	118	4.45	5	176	0.13	40	10	32	20
JM RC-24-05	72	74	105086	EXT	0.029	0.5	6.47	62	40	0.5	2	0.03	0.5	7	8	188	2.91	2	0.05	70	4	0.23	7	580	112	6.68	5	354	0.1	44	10	20	20
JM RC-24-05	74	76	105087	EXT	0.022	0.6	5.86	14	30	0.5	2	0.04	0.6	4	10	70	4.07	1.14	0.04	58	8	0.21	6	450	116	7.25	5	322	0.09	41	10	14	20
JM RC-24-05	76	78	105088	EXT	0.018	0.5	4.78	67	30	0.5	3	0.04	0.6	17	14	85	4.4	1.14	0.03	70	10	0.19	23	510	107	7.6	5	144	0.1	41	10	16	30
JM RC-24-05	78	80	105089	EXT	0.014	0.7	5.83	33	40	0.5	2	0.05	0.6	4	16	123	2.41	1.38	0.03	63	5	0.25	7	480	140	5.73	6	283	0.12	44	10	17	10
JM RC-24-05	80	82	105090	EXT	0.007	0.5	5.58	24	50	0.5	2	0.05	0.6	4	13	66	1.67	1.32	0.03	63	3	0.17	7	730	156	4.41	5	249	0.16	48	10	17	10
JM RC-24-05	82	84	105091	EXT	0.013	0.5	6.66	30	50	0.5	3	0.11	0.6	4	29	58	3.2	1.66	0.02	42	7	0.17	4	1300	213	7.08	5	420	0.19	78	10	11	20
JM RC-24-05	84	86	105092	EXT	0.011	0.5	7.42	51	40	0.5	4	0.08	0.5	6	30	142	3.64	1.64	0.02	47	3	0.16	8	1100	207	6.8	5	298	0.24	80	10	16	10
JM RC-24-05	86	88	105093	EXT	0.011	0.5	7.71	22	50	0.5	2	0.1	0.5	2	36	61	3.51	1.78	0.06	36	4	0.15	4	1220	190	6.92	5	340	0.24	142	10	14	10
JM RC-24-05	88	90	105094	EXT	0.015	0.5	4.62	170	50	0.5	5	0.05	0.5	5	15	462	3.14	1.92	0.03	57	6	0.18	5	720	114	4.80	5	160	0.17	63	20	13	30
JM RC-24-05	90	92	105095	EXT	0.01	0.6	5.81	45	60	0.5	3	0.03	0.5	15	14	103	1.98	1.64	0.03	55	9	0.23	14	520	104	5.87	5	266	0.11	41	20	16	10
JM RC-24-05	92	94	105096	EXT	0.006	0.5	6.46	45	50	0.5	2	0.03	0.6	13	11	106	1.64	2.04	0.02	64	9	0.31	13	510	102	6.32	5	283	0.11	40	20	12	10
JM RC-24-05	94	96	105097	EXT	0.032	0.5	6.01	38	30	0.5	2	0.03	0.9	12	15	241	3.13	1.58	0.03	62	9	0.24	10	510	106	6.06	5	162	0.08	38	10	21	20
JM RC-24-05	96	98	105098	EXT	0.012	0.5	6.42	27	60	0.5	4	0.03	0.5	11	10	148	2.36	1.62	0.06	66	4	0.1	7	900	133	4.58	5	135	0.14	37	10	27	10
JM RC-24-05	98	100	105099	EXT	0.007	0.5	6.53	118	70	0.6	4	0.03	0.7	16	12	510	2.79	1.52	0.11	77	5	0.08	14	900	149	4.83	5	149	0.11	38	10	38	30
JM RC-24-05	100	102	105100	EXT	0.009	0.5	6.44	64	70	0.6	3	0.03	0.5	17	13	408	2.79	1.71	0.09	60	4	0.1	13	510	124	4.86	5	138	0.14	38	10	45	20
JM RC-24-05	102	104	105101	EXT	0.007	0.5	6.06	60	80	0.5	2	0.03	0.5	15	10	460	2.57	1.52	0.06	64	4	0.12	12	470	102	4.06	5	138	0.13	38	10	28	10
JM RC-24-05	104	106	105102	EXT	0.006	0.5	6.91	38	90	0.5	2	0.03	0.5	16	11	374	2.94	1.06	0.09	80	5	0.15	11	500	66	5.06	5	188	0.14	38	10	28	10
JM RC-24-05	106	108	105103	EXT	0.006	0.5	5.65	28	60	0.5	2	0.02	0.5	6	6	165	1.96	1.87	0.08	57	3	0.16	5	430	63	3.88	5	243	0.08	24	10	18	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-24-05	108	110	105104	EXT	0.008	0.5	5.21	14	250	0.8	2	0.07	0.5	4	5	54	1.38	1.7	0.04	63	3	0.17	4	230	40	2.76	5	112	0.04	12	10	20	10
JM RC-24-05	110	112	105105	EXT	0.005	0.5	4.81	36	140	1	2	0.07	0.5	6	10	94	2.15	2.5	0.11	63	2	0.18	7	440	95	3.5	5	164	0.09	31	10	30	10
JM RC-24-05	112	114	105106	EXT	0.008	0.5	4.73	44	100	0.8	2	0.02	0.5	7	8	100	2.7	2.18	0.08	78	4	0.16	4	630	138	3.91	5	282	0.12	34	10	23	10
JM RC-24-05	114	116	105107	EXT	0.006	0.5	5.11	31	40	0.5	2	0.03	0.6	4	8	182	2.48	1.2	0.03	91	4	0.18	4	500	110	4.82	5	258	0.04	25	20	15	10
JM RC-24-05	116	118	105108	EXT	0.014	0.5	4.23	174	40	0.5	2	0.01	0.5	4	3	636	2.06	0.98	0.01	78	4	0.18	4	200	77	3.64	7	200	0.05	13	10	14	10
JM RC-24-05	118	120	105109	EXT	0.01	0.5	4.81	42	150	0.5	2	0.01	0.5	3	4	238	1.48	0.77	0.02	42	3	0.15	1	240	72	2.4	5	218	0.02	10	10	14	10
JM RC-24-05	120	122	105110	EXT	0.01	0.5	4.48	40	80	0.8	2	0.01	0.5	6	5	232	2.34	1.28	0.03	78	3	0.18	3	300	57	3.6	5	138	0.05	12	20	15	10
JM RC-24-05	122	124	105111	EXT	0.008	0.5	4.54	108	78	0.5	2	0.02	0.5	13	4	904	2.18	1.37	0.08	68	7	0.22	7	210	78	4.33	6	152	0.08	12	10	19	20
JM RC-24-05	124	126	105112	EXT	0.024	0.5	4.2	348	80	0.5	2	0.02	0.5	15	8	721	2.47	1.14	0.03	78	6	0.24	6	310	104	4.82	5	211	0.03	16	20	14	20
JM RC-24-05	126	128	105113	ORG	0.016	0.5	5.87	73	50	0.5	5	0.03	0.8	10	11	165	2.87	1.58	0.03	63	3	0.28	7	440	103	6.03	5	333	0.05	27	30	17	20
JM RC-24-05	128	130	105115	EXT	0.013	0.5	6.19	84	100	0.5	2	0.04	0.5	10	15	273	2.62	1.83	0.03	67	2	0.35	7	340	108	6.32	5	190	0.06	81	20	12	20
JM RC-24-05	130	132	105116	EXT	0.021	0.5	7.1	100	110	0.8	6	0.04	0.5	16	17	263	4.82	2.5	0.08	68	1	0.23	10	740	154	8.54	5	362	0.06	88	10	32	20
JM RC-24-05	132	134	105117	EXT	0.015	0.6	7.08	41	110	0.5	3	0.04	0.7	20	17	184	4.16	2.42	0.07	38	1	0.24	14	620	142	8.57	5	285	0.06	82	10	15	10
JM RC-24-05	134	136	105118	EXT	0.018	0.5	6.88	109	80	0.5	5	0.04	0.6	16	14	401	4.58	2.55	0.1	52	1	0.22	14	620	142	8.78	5	178	0.07	85	10	27	10
JM RC-24-05	136	138	105119	EXT	0.008	0.8	6.31	38	140	0.7	4	0.04	1.1	13	13	172	3.81	2.38	0.11	57	1	0.2	10	450	116	4.52	5	144	0.07	56	10	21	10
JM RC-24-05	138	140	105120	EXT	0.006	0.7	6.05	75	70	0.8	2	0.02	1	19	8	174	2.47	2	0.07	73	2	0.28	18	400	112	5.14	5	201	0.11	35	20	16	10
JM RC-24-05	140	142	105121	EXT	0.008	0.5	5.48	53	80	0.6	3	0.02	0.5	12	7	126	2.41	1.42	0.05	48	2	0.23	7	440	118	4.06	5	200	0.09	27	30	19	10
JM RC-24-05	142	144	105122	EXT	0.012	0.6	5.5	64	70	0.5	5	0.01	1.7	7	11	132	2.32	1.42	0.04	54	6	0.23	4	430	118	3.78	5	190	0.08	31	20	14	10
JM RC-24-05	144	146	105123	EXT	0.008	0.5	5.73	55	40	0.5	3	0.02	1.3	6	11	108	2.17	1.42	0.05	43	4	0.28	18	480	134	4.42	5	282	0.06	33	10	13	10
JM RC-24-05	146	148	105124	EXT	0.008	0.5	5.84	152	100	0.8	2	0.01	5.8	22	7	340	2.52	1.96	0.06	91	1	0.21	27	400	96	3.82	5	202	0.13	25	10	27	20
JM RC-24-05	148	150	105125	EXT	0.005	0.5	5.47	78	80	0.8	4	0.02	2.2	29	20	796	2.34	1.38	0.08	73	4	0.27	30	380	85	4.48	5	218	0.08	37	10	50	20
JM RC-24-05	150	152	105126	EXT	0.012	0.5	6.2	130	30	0.5	3	0.08	1.1	74	34	2050	3.08	1.3	0.06	140	12	0.33	54	400	120	8.54	5	202	0.06	27	30	128	10
JM RC-24-05	152	154	105127	EXT	0.01	0.5	6.58	34	70	0.6	2	0.08	0.8	11	18	279	3.46	1.88	0.16	95	4	0.14	12	670	117	5.18	5	141	0.2	51	10	53	40
JM RC-24-05	154	156	105128	EXT	0.007	0.5	6.25	65	60	0.7	5	0.02	0.7	17	12	612	2.34	1.88	0.06	62	5	0.28	15	450	115	4.31	5	225	0.08	30	20	66	10
JM RC-24-05	156	158	105129	EXT	0.006	0.5	6.02	132	100	0.7	5	0.02	0.8	5	8	741	2.38	1.88	0.07	66	4	0.28	13	430	97	4.27	5	202	0.08	16	10	33	20
JM RC-24-05	158	160	105130	EXT	0.008	0.5	5.88	123	130	0.6	6	0.01	4.1	6	6	463	3.31	2.02	0.08	73	1	0.23	8	330	88	3.63	5	144	0.1	30	10	42	10
JM RC-24-05	160	162	105131	EXT	0.005	0.5	6	48	70	0.4	3	0.02	0.7	6	7	173	2.63	1.79	0.06	55	2	0.3	7	420	81	4.58	5	223	0.08	27	10	36	10
JM RC-24-05	162	164	105132	EXT	0.006	0.5	6.48	36	130	0.9	3	0.01	1.2	6	6	130	2.58	2.34	0.08	75	1	0.24	8	380	87	3.78	5	124	0.09	18	10	47	20
JM RC-24-05	164	166	105133	EXT	0.013	0.6	6.24	88	80	0.8	2	0.02	1.1	12	6	188	2.63	2.01	0.07	48	1	0.26	17	420	85	4.58	5	188	0.07	21	10	26	10
JM RC-24-05	166	168	105134	EXT	0.016	0.5	6.45	38	130	0.8	3	0.01	0.8	6	6	112	2.47	2.32	0.06	74	2	0.28	4	330	81	3.84	5	124	0.08	23	18	27	10
JM RC-24-05	168	170	105135	EXT	0.01	0.5	6.81	55	70	0.5	2	0.03	0.7	9	6	138	2.25	1.98	0.08	58	2	0.32	8	410	94	5.51	5	200	0.09	36	20	13	10
JM RC-24-05	170	172	105136	EXT	0.006	0.5	6.74	64	70	0.5	2	0.02	1	29	13	63	1.98	2.28	0.02	66	2	0.58	38	310	101	7.41	5	242	0.08	38	30	10	20
JM RC-24-05	172	174	105137	ORG	0.011	0.5	6.47	38	60	0.5	3	0.02	0.7	29	13	64	1.9	2	0.02	66	3	0.57	20	380	104	6.47	5	253	0.1	40	20	22	40
JM RC-24-05	174	176	105138	EXT	0.011	0.5	6.61	47	140	0.5	5	0.01	0.7	14	12	82	1.48	2.2	0.03	66	4	0.42	12	330	90	5.25	5	232	0.11	48	20	24	30
JM RC-24-05	176	178	105140	EXT	0.017	0.5	5.75	58	60	0.5	5	0.02	0.8	5	7	153	1.88	1.71	0.08	75	2	0.38	5	330	98	5.38	5	240	0.08	30	20	13	30
JM RC-24-05	178	180	105141	EXT	0.008	0.5	5.08	96	210	0.6	3	0.01	0.5	6	5	138	2	1.67	0.07	62	2	0.16	11	280	63	3.33	5	124	0.08	18	10	18	30
JM RC-24-05	180	182	105142	EXT	0.008	0.5	5.6	93	140	0.6	3	0.01	1	14	5	234	2.1	2.12	0.07	64	2	0.21	17	220	65	3.67	5	109	0.08	11	10	19	20
JM RC-24-05	182	184	105143	EXT	0.008	0.5	6.33	40	100	0.7	2	0.08	0.7	10	6	111	2.93	2.34	0.08	56	2	0.28	18	500	128	6.04	5	158	0.08	36	20	22	30
JM RC-24-05	184	186	105144	EXT	0.018	0.6	5.95	61	60	0.8	4	0.03	0.8	7	4	154	3.34	2.04	0.07	60	1	0.18	3	450	83	4.75	5	168	0.07	31	10	18	20
JM RC-24-05	186	188	105145	EXT	0.011	0.8	4.95	44	60	0.5	2	0.02	0.5	4	8	216	2.14	1.27	0.03	63	2	0.21	2	310	102	3.23	5	196	0.04	14	10	18	20
JM RC-24-05	188	190	105146	EXT	0.011	0.5	6.19	72	50	0.5	3	0.03	0.7	8	5	198	3.57	1.64	0.06	61	3	0.32	7	660	154	5.94	5	256	0.09	48	10	20	30
JM RC-24-05	190	192	105147	EXT	0.017	0.5	6.15	48	40	0.5	2	0.03	0.5	8	9	245	4.35	1.8	0.08	40	2	0.27	12	830	147	6.65	5	383	0.08	48	10	18	30
JM RC-24-05	192	194	105148	EXT	0.008	0.5	6.58	125	90	0.8	5	0.04	1	8	9	264	4.32	2.12	0.08	61	2	0.23	10	680	177	6.6	5	324	0.1	50	10	18	20
JM RC-24-05	194	196	105149	EXT	0.008	0.5	6.18	95	70	0.8	4	0.03	0.8	8	5	238	3.53	2.34	0.08	38	1	0.16	6	720	132	5.83	5	177	0.1	47	10	17	20
JM RC-24-05	196	198	105150	EXT	0.005	0.6	5.94	74	60	0.8	2	0.04	0.8	10	6	186	4.18	1.87	0.1	95	1	0.16	8	740	129	6.14	5	148	0.11	48	10	21	20
JM RC-24-05	198	200	105151	EXT	0.008	0.5	6.15	87	158	0.8	3	0.03	0.8	5	23	278	2.98	2.53	0.16	40	2	0.16	8	440	88	4.34	5	81	0.1	43	10	38	30
JM RC-24-05	200	202	105152	EXT	0.006	0.5	6.64	46	80	0.8	2	0.06	0.8	10	12	252	4.07	2.7	0.15	71	3	0.17	10	740	91	5.57	5	132	0.12	61	20	33	30
JM RC-24-05	202	204	105153	EXT	0.033	0.5	5.98	58	40	0.5	5	0.04	0.5	12	8	185	5.88	2.02	0.08	35	7	0.14	6	680	111	6.38	5	208	0.07	42	10	27	30
JM RC-24-05	204	206	105154	EXT	0.021	0.5	5.8	48	40	0.5	2	0.03	0.5	11	8	226	5.81	1.88	0.08	58	2	0.13	5	830	136	6.82	5	308	0.05	38	10	18	10
JM RC-24-05	206	208	105156	EXT	0.021	0.5	4.34	47	70	0.5	2	0.02	0.4	12	2	224	2.33	1.22	0.03	37	2	0.13	8	380	96	4.41	5	188	0.08	13	20	20	20
JM RC-24-05	208	210	105158	EXT	0.015	0.5	4.78	117	100	0.6	5	0.02	0.6	8	5	[illegible]	[illegible]	1.48	0.04	73	1	0.18	8	500	88	4.18	7	175	0.04	15	20	16	20
JM RC-24-05	210	212	105157	ORG	0.016	0.6	4.77	40	130	0.7	2	0.02	0.7	6	10	100	1.88	1.48	0.04	44	1	0.16	18	320	90	3.9	5	231	0.04	13	20	22	20
JM RC-24-05	212	214	105159	EXT	0.017	0.5	5.37	53	150	0.6	2	0.01	0.5	8	4	111	1.56	1.41	0.04	41	1	0.13	17	280	81	3.56	5	225	0.04	12	10	20	20
JM RC-24-05	214	216	105160	EXT	0.010	0.5	5.78	82	170	0.6	5	0.01	0.5	8	4	414	1.78	1.48	0.08	68	1	0.13	6	270	85	3.23	6	184	0.04	11	10	22	20
JM RC-24-05	216	218	105161	EXT	0.032	0.6	5.82	60	140	0.6	3	0.02	0.6	8	4	162	1.5	1.48	0.05	48	1	0.14	18	240	78	3.7	5	158	0.04	11	10	21	30
JM RC-24-05	218	220	105162	EXT	0.02	0.5	5.78	63	130	0.5	3	0.02	0.5	4	4	141	1.6	1.49	0.04	57	1	0.15	7	300	87	3.9	5	177	0.06	15	20	20	20
JM RC-24-05	220	222	105163	EXT	0.027	0.5	6.57	48	70	0.5	4	0.03	0.5	8	5	180	2.27	1.45	0.04	28	4	0.16	4	400	79	5.27	6	188	0.1	41	10	13	30
JM RC-24-05	222	224	105164	EXT	0.031	0.6	6.5	44	80	0.5	4	0.04	0.5	4	6	148	2.73	1.54	0.06	53	1	0.13	10	590	110	5.07	5	284	0.13	37	10	20	20
JM RC-24-05	224	226	105165	EXT	0.027	0.6	6.52	119	150	0.7	5	0.02	0.5	7	5	383	1.34	1.56	0.06	27	1	0.12	3	730	50	3.33	5	113	0.05	14	10	17	40
JM RC-24-05	226	228	105166	EXT	0.026	0.8	6.07	63	130	0.5	5	0.14	0.5	5	7	134	2.16	1.86	0.05	33	3	0.12	8	430	105	3.96	5	152	0.06	37	10	19	30
JM RC-24-05	228	230	105167	EXT	0.026	0.5	5.43	24	110	0.5	4	0.06	0.5	5	4	108	1.56	1.43	0.07	60	1	0.19	3	250	96	4.22	5	132	0.06	14	20	18	10
JM RC-24-05	230	232	105168	EXT	0.024	0.5	6.16	26	200	0.6	4	0.01	0.5	2	1	63	1.5	1.05	0.08	35	1	0.06	2	250	66	2.38	5	116	0.08	12	10	30	30
JM RC-24-05	232	234	105169	EXT	0.03	0.5	6.49	29	200	0.6	4	0.03	0.5	4	2	187	1.68	1.62	0.1	42	2	0.08	4	300	64	3.13	5	157	0.08	13	10	41	30
JM RC-24-05	234	236	105170	EXT	0.029	0.7	6.27	40	340	0.8	5	0.03	0.5	1	2	1175	1.83	1.98	0.11	36	1	0.06	2	340	63	2.62	5	241	0.08	18	18	40	30
JM RC-24-05	236	238	105171	EXT	0.025	0.5	6.75	21	200	0.7	5	0.03	0.5	1	3	182	2.87	2.89	0.11	43	2	0.06	7	380	78	2.98	8	180	0.07	18	18	38	18
JM RC-24-05	238	240	105172	EXT	0.027	0.5	6.33	5	310	0.7	4	0.02	0.5	3	3	67	1.82	1.96	0.11	42	1	0.06	7	300	66	2.7	6	145	0.08	15	18	52	30
JM RC-24-05	240	242	105173	EXT	0.028	0.6	6.45	4	140	0.5	4	0.04	0.5	1	3	48	1.78	1.96	0.1	60	3	0.14	5	330	74	3.08	5	182	0.06	15	18	41	30
JM RC-24-05	242	244	105174	EXT	0.019	0.5	6.27	17	140	0.8	4	0.06	0.6	5	15	73	1.82	1.88	0.11	43	1	0.12	19	270	58	3.79	5	158	0.08	18	10	48	40
JM RC-24-05	244	246	105175	EXT	0.031	0.5	6.74	32	270	0.6	5	0.03	0.6	8	4	328	1.84	2.08	0.16	47	1	0.04	18	320	58	2.44	5	124	0.1	18	18	66	40
JM RC-24-05	246	248	105176	EXT	0.032	0.5	6.58	31	250	0.8	3	0.03	0.5	4	8	211	2.08	1.94	0.13	37	2	0.04	4	370	64	2.75	5	171	0.12	38	10	50	30
JM RC-24-05	248	250	105177	EXT	0.034	0.6	5.98	57	60	0.5	3	0.06	0.8	8	7	180	2.38	1.55	0.04	54	5	0.17	8	380	72	5.35	5	172	0.09	38	10	14	30
JM RC-24-05	250	252	105178	EXT	0.044	0.5	6.14	62	50	0.6	2	0.02	0.8	18	8	142	1.98	1.58	0.02	48	2	0.27	4	300	68	5.86	5	158	0.07	21	18	16	30
JM RC-24-05	252	254	105179	EXT	0.038	0.5	6.1	48	60	0.5	8	0.05	2.4	24	7	313	2.28	1.48	0.04	63	1	0.13	17	440	75	5.21	7	237	0.06	22	10	62	80
JM RC-24-05	254	256	105180	ORG	0.03	0.6	6.16	63	40	0.5	3	0.09	0.8	25	8	238	1.82	1.67	0.02	48	2	0.38	10	330	98	6.52	8	175	0.07	28	10	27	90
JM RC-24-05	256	258	105182	EXT	0.024	0.5	5.83	77	40	0.5	2	0.05	0.8	25	8	181	1.72	1.05	0.02	42	1	0.31	18	300	51	6.13	5	133	0.07	25	10	33	50
JM RC-24-05	258	260	105183	EXT	0.024	0.6	7.07	78	120	0.5	5	0.04	0.8	32	8	238	2.48	1.8	0.12	64	2	0.14	23	280	47	5.35	5	81	0.14	42	10	155	110
JM RC-24-05	260	262	105184	EXT	0.024	0.5	6.06	52	100	0.5	4	0.06	0.5	10	8	151	2.13	1.56	0.07	58	1	0.18	8	380	72	5.63	5	202	0.08	28	10	88	60
JM RC-24-05	262	264	105185	EXT	0.018	0.5	6.2	68	240	0.5	4	0.06	0.5	2	16	143	1.79	1.85	0.08	44	1	0.07	8	380	73	3.56	5	164	0.1	24	10	78	30
JM RC-24-05	264	266	105186	EXT	0.034	0.5	6.98	26	240	0.5	5	0.07	0.5	4	22	104	1.76	2.33	0.08	48	1	0.18	18	440	136	3.28	5	361	0.18	67	18	38	20
JM RC-24-05	266	268	105187	EXT	0.082	0.5	7.14	50	240	0.6	4	0.07	0.5	4	8	273	2.23	2.14	0.13	50	2	0.06	5	450	60	3.04	5	271	0.15	38	10	48	30
JM RC-24-05	268	270	105188	EXT	0.032	0.5	6.88	64	70	0.5	4	0.06	1	10	14	200	3.64	1.82	0.12	48	1	0.13	16	600	104	5.21	5	175	0.18	47	18	128	130
JM RC-24-05	270	272	105189	EXT	0.036	0.8	7.56	54	150	0.5	6	0.08	0.5	6	4	181	3.1	2.2	0.12	23	1	0.05	3	600	118	4.2	5	300	0.17	63	18	45	20
JM RC-24-05	272	274	105190	EXT	0.038	0.5	7.32	15	110	0.7	5	0.08	0.5	6	4	148	4.05	2.26	0.11	34	1	0.04	3	700	134	5.08	5	271	0.14	81	10	30	20
JM RC-24-05	274	276	105191	EXT	0.041	0.5	7.82	17	190	0.4	7	0.07	0.5	5	4	138	3.6	2.28	0.16	34	1	0.05	3	830	140	4.48	5	305	0.21	58	18	38	18
JM RC-24-05	276	278	105192	EXT	0.04	0.5	7.6	17	100	0.7	6	0.08	0.5	5	4	218	3.84	2.12	0.11	38	2	0.03	3	830	128	3.74	5	187	0.17	58	10	34	18
JM RC-24-05	278	280	105193	EXT	0.036	0.5	6.37	26	80	0.5	4	0.04	0.6	4	4	67	3.15	1.54	0.08	21	1	0.07	2	420	60	4.58	5	281	0.1	31	10	27	20
JM RC-24-05	280	282	105194	EXT	0.031	0.5	6	36	40	0.5	5	0.08	0.5	6	4	114	2.93	1.36	0.02	53	2	0.16	3	580	88	5.83	5	352	0.07	28	10	15	20
JM RC-24-05	282	284	105195	EXT	0.035	0.5	5.29	37	40	0.5	5	0.34	0.5	8	11	122	3.08	1.31	0.07	33	1	0.21	10	430	53	7.08	7	283	0.05	24	10	29	20
JM RC-24-05	284	286	105196	EXT	0.021	0.5	4.66	62	40	0.5	6	0.08	0.5	8	8	63	2.73	2.41	0.03	64	1	0.46	11	400	65	9.34	5	408	0.02	37	10	47	40
JM RC-24-05	286	288	105197	EXT	0.023	0.5	7.08	48	110	0.6	7	0.12	0.5	19	29	92	3.2	1.48	0.08	29	1	0.18	17	570	35	6.01	8	583	0.19	70	10	22	10
JM RC-24-05	288	290	105198	EXT	0.037	0.5	5.36	41	40	0.5	5	0.08	0.6	5	11	117	3.42	0.85	0.03	58	1	0.09	6	350	43	4.82	8	244	0.07	24	10	20	10
JM RC-24-05	290	292	105199	EXT	0.046	0.6	7.12	26	190	0.7	5	0.1	0.7	8	8	80	3.19	1.83	0.08	29	2	0.08	3	610	77	3.83	5	428	0.11	40	18	35	10
JM RC-24-05	292	294	105200	EXT	0.063	0.5	8.5	26	150	1.4	8	0.08	0.5	24	33	187	4.4	2.48	0.07	27	1	0.04	12	2180	82	5.44	5	718	0.47	179	10	44	10
JM RC-24-05	294	296	105201	EXT	0.042	0.5	8.14	17	180	0.8	8	0.04	0.5	13	8	79	3.08	2.27	0.07	32	1	0.04	4	1100	71	4.62	6	488	0.2	60	10	40	10
JM RC-24-05	296	298	105202	EXT	0.038	0.6	4.38	83	30	0.7	3	0.06	0.8	12	4	136	7	1.58	0.07	77	1	0.08	1	770	108	6.12	5	285	0.1	48	20	34	40
JM RC-24-05	298	300	105203	EXT	0.021	0.6	7.47	34	60	0.8	3	0.08	1.0	8	4	56	4.4	1.83	0.07	28	1	0.06	1	640	81	5.42	5	194	0.08	40	10	117	100
JM RC-24-05	300	302	105204	EXT	0.03	0.5	6.58	94	30	0.6	2	0.06	1.1	52	28	1385	3.36	1.54	0.1	128	8	0.17	38	580	98	5.48	5	211	0.08	47	18	138	90
JM RC-24-05	302	304	105205	EXT	0.034	0.5	6.84	112	30	0.6	4	0.08	1.3	36	20	1148	3.62	1.81	0.07	80	7	0.23	20	480	90	6.38	5	198	0.1	47	18	114	70
JM RC-24-05	304	306	105206	EXT	0.017	0.5	6.46	33	40	0.7	2	0.08	1	11	19	194	3.37	1.47	0.08	48	3	0.15	2	460	65	4.8	5	182	0.11	48	18	65	30
JM RC-24-05	306	308	105207	ORG	0.016	0.5	6.06	48	50	0.6	2	0.04	1.2	18	14	738	3.91	1.45	0.08	53	7	0.17	5	640	91	5.63	5	178	0.1	47	10	42	30
JM RC-24-05	308	310	105208	EXT	0.021	0.5	4.84	34	20	0.5	2	0.04	0.6	11	12	487	3.97	1.12	0.03	48	5	0.17	4	480	88	6.05	5	183	0.08	27	10	8	20
JM RC-24-05	310	312	105210	EXT	0.010	0.5	5.28	33	40	0.5	2	0.04	0.8	9	7	538	3.47	1.22	0.08	36	3	0.2	1	440	81	5.88	5	122	0.08	24	10	6	10
JM RC-24-05	312	314	105211	EXT	0.024	0.5	6.36	68	70	0.9	5	0.08	0.9	12	8	1808	3.57	1.73	0.08	38	3	0.25	2	640	67	5.98	5	122	0.09	42	10	9	10
JM RC-24-05	314	316	105212	EXT	0.024	0.5	6.34	78	70	0.6	4	0.06	0.8	11	6	878	3.13	1.68	0.08	41	3	0.23	1	858	68	5.1	5	118	0.13	44	10	14	10
JM RC-24-05	316	318	105213	EXT	0.012	0.5	6.33	98	100	0.6	3	0.04	0.8	6	7	307	2.78	1.65	0.1	31	3	0.2	2	710	63	3.88	5	70	0.14	40	10	27	20
JM RC-24-05	318	320	105214	EXT	0.01	0.5	6.05	31	100	0.8	2	0.03	0.8	8	10	608	2.48	1.68	0.12	40	4	0.2	3	840	64	3.73	5	113	0.14	48	10	32	30
JM RC-24-05	320	322	105215	EXT	0.013	0.5	6.65	36	60	0.6	3	0.06	1.1	9	21	208	3.57	2.01	0.15	28	2	0.23	12	630	48	4.81	5	181	0.11	85	10	53	50

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-24-05	322	324	105216	EXT	0.017	0.5	6.84	43	60	0.7	3	0.04	1.1	13	36	220	4.02	1.47	0.09	32	2	0.22	29	880	47	3.4	5	340	0.06	39	10	49	30
JM RC-24-05	324	326	105217	EXT	0.012	0.5	5.35	21	140	0.6	2	0.01	1	4	5	201	2.17	1.47	0.09	31	2	0.19	1	330	47	3.83	5	164	0.04	10	10	42	60
JM RC-24-05	326	328	105218	EXT	0.022	0.5	5.75	16	110	0.6	2	0.01	1.2	4	5	97	2.58	1.5	0.11	36	2	0.22	1	290	42	3.7	5	165	0.06	10	10	44	80
JM RC-24-05	328	330	105219	EXT	0.021	0.5	5.04	20	70	0.5	2	0.02	1	4	10	106	2.93	1.3	0.07	40	3	0.26	7	400	52	4.32	5	177	0.06	20	10	45	60
JM RC-24-05	330	332	105220	EXT	0.016	0.5	5.64	28	70	0.6	2	0.02	1	6	10	200	2.63	1.33	0.08	45	2	0.23	4	380	29	4.16	5	141	0.05	14	10	40	60
JM RC-24-05	332	334	105221	ORG	0.016	0.5	6.12	22	60	0.7	2	0.05	0.8	9	14	115	3.75	1.4	0.09	47	3	0.27	14	710	44	5.26	5	141	0.06	16	10	30	60
JM RC-24-05	334	336	105223	EXT	0.02	0.5	6.63	30	40	0.6	2	0.05	2.1	121	12	93	3.06	1.6	0.09	29	1	0.3	50	960	50	5.36	5	208	0.11	40	10	31	40
JM RC-24-05	336	338	105224	EXT	0.030	0.5	6.19	35	20	0.6	2	0.1	1.4	30	15	379	4.11	1	0.08	35	3	0.25	51	1700	48	5.61	5	250	0.1	38	10	55	50
JM RC-24-05	338	340	105225	EXT	0.026	0.5	5.40	21	60	0.6	2	0.02	1	16	7	107	3.14	1.3	0.08	41	2	0.24	17	430	34	4.42	5	159	0.04	20	10	35	40
JM RC-24-05	340	342	105226	EXT	0.029	0.5	6.73	72	70	0.6	2	0.07	1.2	14	15	220	3.66	1.78	0.1	31	2	0.16	12	740	66	5.65	5	221	0.1	56	10	27	30
JM RC-24-05	342	344	105227	EXT	0.028	0.6	6.06	76	60	0.5	3	0.11	1.2	17	30	180	6.3	1.28	0.17	33	2	0.24	5	1000	16	6.44	5	168	0.24	144	10	8	20
JM RC-24-05	344	346	105228	EXT	0.032	0.6	6.86	61	90	0.7	2	0.06	1.1	16	21	274	6.02	1.67	0.13	47	4	0.23	3	720	46	6.24	5	258	0.15	79	10	29	10
JM RC-24-05	346	348	105229	EXT	0.019	0.6	7.25	97	100	0.9	2	0.06	1.3	4	13	285	3.3	2.05	0.14	50	4	0.25	2	760	58	4.32	5	153	0.13	48	10	73	40
JM RC-24-05	348	350	105230	EXT	0.009	0.5	7.09	63	110	0.9	2	0.05	1.2	6	12	297	2.79	2	0.14	56	6	0.26	1	700	53	3.6	5	124	0.12	44	10	58	30
JM RC-24-05	350	352	105231	EXT	0.032	0.5	7.11	38	90	0.6	2	0.06	1.8	6	11	190	4.02	1.8	0.13	44	7	0.28	1	730	54	5.25	5	157	0.08	41	10	77	40
JM RC-24-05	352	354	105232	EXT	0.031	0.5	7.26	34	40	0.9	2	0.07	1.1	6	6	60	4.56	1.57	0.11	44	3	0.26	1	770	60	5.7	5	136	0.12	44	10	36	30
JM RC-24-05	354	356	105233	EXT	0.026	0.5	6.01	133	50	0.5	2	0.05	0.6	15	54	1205	3.47	1.67	0.09	48	23	0.26	4	800	90	5.84	5	229	0.12	50	10	46	30
JM RC-24-05	356	358	105234	EXT	0.04	0.5	6.9	73	60	0.7	2	0.08	1.1	10	23	682	3.31	1.65	0.20	40	11	0.27	4	630	65	4.96	5	344	0.14	54	10	67	40
JM RC-24-05	358	360	105235	EXT	0.05	0.5	7.6	36	30	0.6	4	0.07	0.6	14	23	136	5.6	1.8	0.1	51	5	0.28	1	780	63	7.33	5	280	0.13	60	10	50	40
JM RC-24-05	360	362	105236	EXT	0.017	0.5	6.3	38	90	0.4	3	0.06	1	9	15	136	3.43	1.75	0.08	44	3	0.21	1	840	72	4.81	5	138	0.12	56	10	66	50
JM RC-24-05	362	364	105237	EXT	0.012	0.5	6.7	27	40	0.6	3	0.06	0.6	6	28	116	4.35	1.42	0.06	56	5	0.25	1	630	71	5.17	5	142	0.09	60	10	70	30
JM RC-24-05	364	366	105238	EXT	0.025	0.6	5.79	23	50	0.7	2	0.05	1.4	6	11	74	4.77	1.39	0.12	44	6	0.16	1	540	54	5.51	5	66	0.06	53	10	151	70
JM RC-24-05	366	368	105239	EXT	0.01	0.5	6.46	33	110	0.6	2	0.06	1.7	5	11	266	2.64	1.69	0.14	44	16	0.18	1	340	53	3.14	5	125	0.07	37	10	130	40
JM RC-24-05	368	370	105240	EXT	0.051	0.5	6.33	16	60	0.6	3	0.05	1.2	5	13	44	3.83	1.52	0.21	46	12	0.17	1	570	54	4.35	5	164	0.14	71	10	138	90
JM RC-24-05	370	372	105241	EXT	0.013	0.5	7.3	31	70	1.3	3	0.06	1.3	4	20	60	4.08	1.54	0.28	84	5	0.2	1	880	58	4.73	5	230	0.17	87	10	185	80
JM RC-24-05	372	374	105242	EXT	0.054	0.5	7.36	76	70	1.4	4	0.09	2.7	10	17	85	4.44	1.83	0.51	51	3	0.18	4	820	60	5.25	5	116	0.13	88	10	465	130
JM RC-25-05	0	2	105243	EXT	0.01	0.5	7.54	24	390	0.9	2	2.98	0.8	18	6	11	4.04	1.15	1.44	1065	2	1.64	3	800	23	0.38	5	304	0.43	156	10	87	60
JM RC-25-05	2	4	105244	EXT	0.011	0.5	7.26	16	380	0.6	2	3.71	0.7	16	6	44	4.07	1.29	1.41	1175	1	1.98	1	820	14	0.27	5	273	0.43	168	10	84	40
JM RC-25-05	4	6	105245	EXT	0.006	0.5	7.63	54	390	0.6	2	4.09	0.9	18	6	6	4.44	1.14	1.07	1445	3	1.7	6	930	6	0.06	5	280	0.41	181	10	95	10
JM RC-25-05	6	8	105246	EXT	0.008	0.5	6.14	66	410	1.1	2	2.68	1.3	22	6	6	4.04	1.38	1.8	2380	4	1.76	6	650	6	0.04	5	229	0.44	182	10	106	20
JM RC-25-05	8	10	105247	EXT	0.008	0.6	7.76	56	370	1	2	3.38	1.3	19	6	6	4.32	1.35	1.66	1730	4	1.73	7	740	5	0.02	5	242	0.42	164	10	82	10
JM RC-25-05	10	12	105248	EXT	0.007	0.5	7.95	14	320	0.6	2	4.44	1.2	17	7	2	4.28	1.31	1.67	1175	2	1.9	7	730	4	0.01	5	275	0.41	182	10	85	10
JM RC-25-05	12	14	105249	EXT	0.005	0.5	7.63	35	380	1	2	3.98	0.9	17	6	3	4.37	1.32	1.66	1100	2	1.98	6	600	6	0.01	5	253	0.43	161	10	83	10
JM RC-25-05	14	16	105250	EXT	0.005	0.5	7.41	16	310	0.9	2	4.81	1.3	18	6	134	4.34	1.05	1.77	1130	2	1.84	6	730	5	0.01	5	303	0.42	178	10	66	20
JM RC-25-05	16	18	105251	EXT	0.007	0.5	7.95	7	320	0.6	2	4.95	1.2	18	6	37	4.31	1.14	1.79	1156	1	2.04	6	830	4	0.01	5	318	0.42	178	10	82	10
JM RC-25-05	18	20	105252	EXT	0.006	0.5	7.52	17	330	0.6	2	4.38	1.2	15	5	16	4.15	1.13	1.64	1120	1	1.82	7	750	6	0.01	5	298	0.43	178	10	64	10
JM RC-25-05	20	22	105253	ORG	0.006	0.5	7.62	15	320	0.8	2	4.71	1.2	18	5	1	4.15	1.11	1.64	1085	1	1.82	7	740	6	0.01	5	307	0.41	177	10	60	10
JM RC-25-05	22	24	105255	EXT	0.006	0.5	7.71	11	310	0.8	2	4.92	1.1	18	6	1	4.25	0.97	1.76	1175	1	1.9	4	770	12	0.01	5	343	0.42	161	10	60	10
JM RC-25-05	24	26	105256	EXT	0.006	0.5	7.74	20	290	0.8	2	4.82	1.0	18	7	100	4.31	0.95	1.4	1300	3	1.98	6	660	8	0.06	5	341	0.42	182	10	110	10
JM RC-25-05	26	28	105257	EXT	0.006	0.5	7.8	15	310	0.8	2	4.82	1.1	18	7	87	4.34	1.04	1.77	1280	2	2.83	7	660	12	0.06	5	360	0.41	178	10	110	10
JM RC-25-05	28	30	105254	EXT	0.005	0.5	7.99	27	340	0.8	2	4.34	1.1	18	8	264	4.21	1.11	1.64	1340	3	2.04	9	710	12	0.01	5	344	0.42	170	10	122	10
JM RC-25-05	30	32	105258	EXT	0.006	0.5	7.78	18	430	0.8	2	3.95	1	17	7	73	4.06	1.34	1.36	1190	1	1.8	6	620	4	0.07	5	302	0.42	160	10	118	10
JM RC-25-05	32	34	105260	EXT	0.008	0.5	7.98	18	380	0.8	2	3.88	1.3	18	7	30	4.28	1.16	1.72	1415	2	1.98	6	630	5	0.02	5	307	0.44	160	10	140	10
JM RC-25-05	34	36	105261	EXT	0.006	0.5	9.05	24	370	1	2	2.02	1.7	17	8	375	4.09	1.32	2.11	1620	5	1.77	6	580	16	0.01	5	274	0.48	164	10	108	10
JM RC-25-05	36	38	105262	EXT	0.008	0.5	7.83	18	280	0.8	2	3.72	1.8	18	7	87	4.38	0.81	1.62	1715	1	1.84	6	680	5	0.02	5	296	0.48	174	10	151	10
JM RC-25-05	38	40	105263	EXT	0.007	0.5	8.41	14	380	1	2	3.73	1.8	17	7	44	4.53	1.06	1.7	1630	2	2.12	6	510	4	0.04	5	301	0.47	143	10	146	10
JM RC-25-05	40	42	105264	EXT	0.01	0.5	8.02	38	380	0.8	2	4	1.1	18	7	79	4.42	1.81	1.53	1740	3	2.3	6	520	2	0.01	5	325	0.44	173	10	132	10
JM RC-25-05	42	44	105265	EXT	0.011	0.5	6.2	18	470	1.1	2	3.07	1	17	8	6	4.6	1.34	1.56	1505	1	2.76	6	630	2	0.03	5	346	0.49	190	10	140	10
JM RC-25-05	44	46	105266	EXT	0.024	0.5	4.12	11	480	1.2	2	3.15	0.7	13	8	1	4.06	1.5	1.36	1275	2	2.36	7	740	6	0.01	5	280	0.43	180	10	80	10
JM RC-25-05	46	48	105267	EXT	0.01	0.5	6.81	21	430	1	2	3.56	1	12	7	1	3.74	1.13	1.49	1325	3	2.09	7	700	6	0.01	5	300	0.4	136	10	83	10
JM RC-25-05	48	50	105268	EXT	0.006	0.5	6.22	24	400	1	2	3.53	1.2	13	7	1	3.66	1.25	1.4	1336	1	2.58	6	780	3	0.01	5	286	0.36	134	10	82	10
JM RC-25-05	50	52	105269	EXT	0.014	0.5	6.95	15	560	1.2	2	3.17	1	9	7	29	3.34	1.64	1.26	1405	2	1.7	6	880	4	0.01	5	184	0.39	144	10	72	10
JM RC-25-05	52	54	105270	EXT	0.011	0.5	6.35	16	570	1	2	3.37	1.3	12	8	5	3.66	1.62	1.6	2140	2	2.29	6	600	2	0.01	5	228	0.4	148	10	66	10
JM RC-25-05	54	56	105271	EXT	0.007	0.5	6.81	22	600	1	2	5.38	1.1	12	8	1	3.78	1.44	1.47	2310	1	2.45	6	790	3	0.01	5	248	0.41	141	10	76	10
JM RC-25-05	56	58	105272	EXT	0.005	0.5	6.66	65	380	1	2	2.62	1.4	14	7	1080	3.75	1.18	1.58	3030	12	2.77	6	770	5	0.02	5	252	0.39	142	10	79	10
JM RC-25-05	58	60	105273	EXT	0.006	0.5	6.36	38	380	1	2	3	1	14	7	63	3.58	1.28	1.42	3040	3	2.84	11	770	4	0.06	5	207	0.39	148	10	79	10
JM RC-25-05	60	62	105274	EXT	0.006	0.5	8.04	14	430	1	2	2.53	1.4	14	6	384	3.17	1.28	1.32	3980	11	2.42	13	720	2	1.31	5	168	0.36	123	10	70	10
JM RC-25-05	62	64	105275	EXT	0.014	0.5	8.11	132	480	1	3	1.52	1.2	15	6	681	3.51	1.42	1.17	2270	14	2.22	6	810	2	1.22	5	136	0.36	130	10	61	10
JM RC-25-05	64	66	105276	EXT	0.007	0.5	8.53	33	360	0.8	2	0.72	0.8	9	10	271	3.48	1.14	1.2	1090	2	3.44	6	470	2	1.15	5	180	0.4	136	10	56	10
JM RC-25-05	66	68	105277	ORG	0.009	0.5	7.6	36	230	0.8	2	1.14	1.1	15	7	224	3.22	1.06	1.18	1380	3	2.6	6	770	2	0.79	5	156	0.38	88	10	84	10
JM RC-25-05	68	70	105278	EXT	0.013	0.5	7.88	26	310	0.9	2	2.31	1.1	30	6	271	3.88	1.08	1.11	1530	3	2.48	12	720	5	1.27	5	231	0.38	88	10	80	40
JM RC-25-05	70	72	105280	EXT	0.007	0.5	8.14	27	430	1	2	2.61	1.3	33	6	424	3.58	1.05	1.47	2640	3	2.67	7	790	3	0.57	5	334	0.38	128	10	88	20
JM RC-25-05	72	74	105281	EXT	0.007	0.5	7.64	33	640	1.1	2	3.24	1.2	26	7	21	3.88	1.82	1.38	1980	3	2.58	6	730	7	0.81	5	380	0.36	118	10	45	10
JM RC-25-05	74	76	105282	EXT	0.007	0.5	4.1	25	570	1.1	2	3.58	1	14	6	23	3.79	1.82	1.28	1458	2	2.6	6	760	2	0.12	5	458	0.41	143	10	90	10
JM RC-25-05	76	78	105283	EXT	0.011	0.5	7.96	24	900	1.1	2	3.83	1.3	13	6	6	3.61	1.56	1.16	1195	4	2.5	6	770	5	0.03	5	487	0.4	140	10	56	10
JM RC-25-05	78	80	105284	EXT	0.008	0.5	6.44	15	900	1.1	2	4.13	1	14	8	16	3.98	1.52	1.28	1260	1	2.45	7	780	8	0.06	5	488	0.41	144	10	72	10
JM RC-25-05	80	82	105285	EXT	0.011	0.5	6.21	12	480	1.1	2	4	1	14	8	8	3.9	1.56	1.18	1218	3	2.4	6	760	7	0.08	5	488	0.42	144	10	80	10
JM RC-25-05	82	84	105286	EXT	0.014	0.5	6.31	12	480	1.1	2	4.28	0.8	14	10	9	4.02	1.56	1.31	1368	3	2.41	6	800	6	0.03	5	498	0.41	148	10	88	10
JM RC-25-05	84	86	105287	EXT	0.010	0.5	6.25	11	480	1.1	2	4.22	1.2	12	13	14	4.08	1.48	1.22	1368	3	2.45	18	800	2	0.08	5	481	0.41	148	10	88	10
JM RC-25-05	86	88	105288	EXT	0.006	0.5	6.42	11	440	1	2	4.87	1	11	8	10	3.84	1.46	1.14	1215	4	2.46	5	820	7	0.12	5	482	0.41	148	10	62	10
JM RC-25-05	88	90	105289	EXT	0.007	0.5	7.95	15	470	1.1	2	4.16	1.2	17	10	14	3.81	1.47	1.12	1400	4	2.42	6	740	3	0.02	5	455	0.41	152	10	98	10
JM RC-25-05	90	92	105290	EXT	0.006	0.5	7.51	27	400	1	2	4.38	1.1	14	7	11	3.59	1.36	1.1	1380	3	1.92	6	780	2	0.08	5	341	0.38	138	10	48	10
JM RC-25-05	92	94	105291	EXT	0.015	0.5	7.83	14	470	1	2	4.11	1	12	8	65	3.69	1.48	1.4	1345	3	2.41	7	800	2	0.01	5	437	0.4	190	10	70	10
JM RC-25-05	94	96	105292	EXT	0.008	0.5	7.64	13	430	1	2	3.62	1.1	12	8	64	3.59	1.48	1.4	1115	3	2.23	6	730	4	0.01	5	410	0.38	136	10	67	10
JM RC-25-05	96	98	105293	EXT	0.006	0.5	7.98	12	450	1.1	2	3.76	1.1	14	8	56	3.7	1.45	1.5	1070	3	2.3	6	750	2	0.05	5	446	0.4	138	10	68	20
JM RC-25-05	98	100	105294	EXT	0.005	0.5	4.13	8	470	1.1	2	4.07	0.8	12	8	79	3.65	1.49	1.6	1080	3	2.32	5	770	6	0.01	5	444	0.41	142	10	71	10
JM RC-25-05	100	102	105295	EXT	0.006	0.5	4.05	8	460	1.1	2	3.66	0.9	13	8	72	3.82	1.5	1.6	1086	3	2.35	6	740	6	0.01	5	422	0.42	144	10	70	10
JM RC-25-05	102	104	105296	EXT	0.006	0.5	7.38	11	440	1	2	3.66	0.6	10	8	38	3.52	1.31	1.48	968	1	2.06	6	710	9	0.01	5	406	0.34	128	10	61	10
JM RC-25-05	104	106	105297	EXT	0.015	0.5	7.5	13	440	1.1	2	4.87	1.2	13	7	38	3.48	1.44	1.44	1075	3	2.1	7	710	5	0.01	5	426	0.36	132	10	66	10
JM RC-25-05	106	108	105298	EXT	0.012	0.5	7.58	8	480	1.1	2	3.62	0.6	10	7	28	3.48	1.38	1.44	1110	2	2.16	5	720	6	0.01	5	387	0.36	126	10	80	10
JM RC-25-05	108	110	105299	EXT	0.005	0.5	7.79	5	430	1.1	2	3.48	0.6	13	7	68	3.56	1.34	1.45	1256	3	1.81	6	720	6	0.17	5	352	0.36	131	10	77	10
JM RC-25-05	110	112	105300	EXT	0.005	0.5	7.68	8	480	1.1	2	3.51	1.1	16	7	53	3.78	1.38	1.4	1470	2	2.02	10	720	8	0.01	5	379	0.37	138	10	80	10
JM RC-25-05	112	114	105301	EXT	0.006	0.5	7.54	17	430	1	2	3	0.9	12	8	34	3.3	1.42	1.28	1088	2	1.98	6	880	10	0.28	5	344	0.36	122	10	58	10
JM RC-25-05	114	116	105302	EXT	0.007	0.5	7.89	8	480	1	2	3.54	1.3	11	7	16	3.42	1.42	1.36	1070	3	2.19	6	720	6	0.01	5	417	0.37	127	10	57	10
JM RC-25-05	116	118	105303	ORG	0.009	0.5	7.7	7	480	1.1	2	3.78	1.2	12	6	16	3.65	1.3	1.41	1070	3	2.31	5	740	6	0.01	5	433	0.38	131	10	54	10
JM RC-25-05	118	120	105305	EXT	0.005	0.5	7.82	10	480	1	2	3.75	1	13	6	54	3.42	1.47	1.46	1075	3	2.3	6	740	6	0.01	5	423	0.4	138	10	64	10
JM RC-25-05	120	122	105306	EXT	0.007	0.5	6.26	5	820	1.1	2	3.83	1.1	13	8	79	3.6	1.46	1.57	1218	3	2.47	6	780	4	0.01	5	462	0.41	144	10	75	10
JM RC-25-05	122	124	105307	EXT	0.006	0.5	7.75	27	380	1.1	2	2.63	1.2	15	7	48	3.58	1.15	1.58	1230	3	1.42	6	750	4	1.42	5	228	0.38	133	10	77	10
JM RC-25-05	124	126	105308	EXT	0.005	0.5	6.02	15	470	1	2	4.35	1.1	11	8	44	3.67	1.4	1.56	1325	2	2.42	6	750	7	0.01	5	486	0.38	137	10	66	10
JM RC-25-05	126	128	105309	EXT	0.018	0.5	6.56	11	480	1.1	2	3.85	1.2	13	6	64	3.78	1.54	1.6	1120	2	2.47	6	780	7	0.01	5	441	0.4	138	10	62	10
JM RC-25-05	128	130	105310	EXT	0.012	0.5	7.44	5	420	1	2	3.66	0.7	11	7	30	3.37	1.37	1.44	824	2	2.11	7	680	5	0.01	5	379	0.36	121	10	55	10
JM RC-25-05	130	132	105311	EXT	0.06	0.5	8.05	5	480	1.1	2	4.27	0.8	12	10	41	3.9	1.36	1.50	825	2	2.38	8	780	5	0.01	5	452	0.41	144	10	68	40
JM RC-25-05	132	134	105313	EXT	0.006	0.5	6.16	9	480	1	2	4.48	0.8	13	8	41	4.04	1.36	1.64	908	2	2.43	6	820	8	0.02	5	478	0.43	150	10	78	20
JM RC-25-05	134	136	105313	EXT	0.009	0.5	6.18	10	450	1	2	4.21	1	13	10	54	3.87	1.39	1.62	890	2	2.38	6	730	5	0.05	5	454	0.41	144	10	73	10
JM RC-25-05	136	138	105314	EXT	0.006	0.5	6.08	10	450	1	2	4.14	0.8	13	8	52	3.7	1.44	1.53	798	2	2.3	7	780	9	0.01	5	450	0.4	140	10	77	10
JM RC-25-05	138	140	105315	EXT	0.005	0.5	6.57	5	480	1.1	2	4.45	0.8	12	9	49	3.92	1.48	1.6	828	3	2.45	7	790	10	0.01	5	476	0.42	146	10	63	10
JM RC-25-05	140	142	105316	EXT	0.005	0.5	6.43	7	450	1.1	2	4.5	1.2	14	10	46	3.99	1.44	1.68	858	3	2.45	6	800	6	0.01	5	471	0.43	146	10	66	10
JM RC-25-05	142	144	105317	EXT	0.006	0.5	6.4	13	460	1.1	4	4.25	1	14	10	58	3.82	1.42	1.64	871	3	2.39	7	810	9	0.01	5	495	0.41	151	10	80	10
JM RC-25-05	144	146	105318	ORG	0.006	0.5	6.59	5	470	1.1	5	4.27	1	15	13	58	3.92	1.5	1.72	900	2	2.37	7	830	11	0.01	5	503	0.42	156	10	66	10
JM RC-25-05	146	148	105320	EXT	0.012	0.5	7.83	14	420	1.1	5	4.88	1.1	15	11	58	3.61	1.3	1.54	813	2	2.28	6	770	7	0.08	5	450	0.4	147	10	71	10
JM RC-25-05	148	150	105321	EXT	0.006	0.5	6.82	6	480	1.1	6	4.16	0.9	13	12	33	3.61	1.48	1.58	851	2	2.38	10	610	10	0.01	5	465	0.41	148	10	64	10
JM RC-25-05	150	152	105322	EXT	0.010	0.5	7.51	11	430	1	3	4.02	1	13	8	38	3.66	1.32	1.42	838	2	2.21	6	780	12	0.01	5	461	0.38	138	10	62	10
JM RC-25-05	152	154	105323	EXT	0.005	0.5	7.75	17	480	1	4	4.02	1	14	8	53	3.79	1.36	1.47	824	3	2.38	8	790	7	0.01	5	493	0.38	141	10	62	10
JM RC-25-05	154	156	105324	EXT	0.006	0.5	7.79	15	460	1.1	4	3.68	1.3	13	10	61	3.68	1.32	1.64	801	3	2.32	6	790	8	0.01	5	464	0.4	145	10	61	10
JM RC-25-05	156	158	105325	EXT	0.005	0.5	4.5	23	430	1.1	4	2.45	0.9	12	6	66	3.64	1.38	1.86	812	1	1.55	7	770	12	1.41	5	345	0.38	136	10	62	10
JM RC-25-05	158	160	105326	EXT	0.014	0.5	6.83	11	570	1.1	3	3.54	1.2	14	6	45	3.63	1.5	1.5	1000	3	2.22	6	750	8	0.58	5	463	0.37	133	10	62	20
JM RC-25-05	160	162	105327	EXT	0.005	0.5	6.44	14	460	1.2	5	2.35	0.8	21	7	44	3.69	1.36	1.48	1180	2	1.42	10	740	11	1.37	5	368	0.38	130	10	78	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-25-06	162	164	105328	EXT	0.005	0.5	6.74	18	480	1.4	8	1.86	1.1	21	7	82	3.82	1.36	1.4	1140	2	2.02	12	830	10	1.06	5	430	0.37	131	10	132	10
JM RC-25-06	164	166	105329	EXT	0.005	0.5	6.38	15	430	1.4	6	2.7	1	18	7	80	3.93	1.3	1.32	874	1	1.84	6	870	18	1.4	5	410	0.38	128	10	120	10
JM RC-25-06	166	168	105330	EXT	0.01	0.5	6.11	27	418	1.4	5	2.88	1.5	18	6	67	3.86	1.24	1.18	774	2	1.78	11	800	26	1.17	5	388	0.36	128	10	124	10
JM RC-25-06	168	170	105331	EXT	0.016	0.5	6.84	13	480	1.3	8	2.58	1.2	18	6	54	4.43	1.44	1.08	757	1	1.88	17	830	14	0.38	5	338	0.41	125	10	158	10
JM RC-25-06	170	172	105332	EXT	0.014	0.5	6.74	17	430	1.3	3	3.04	0.8	23	6	46	4.23	1.22	1.2	1080	1	2.88	13	830	14	0.38	5	474	0.38	138	10	188	10
JM RC-25-06	172	174	105333	EXT	0.011	0.5	6.8	8	520	1.3	5	2.09	1.3	21	12	51	4.08	1.31	0.82	805	3	1.75	14	840	9	0.3	5	313	0.41	128	10	168	10
JM RC-25-06	174	176	105334	EXT	0.011	0.5	6.23	13	540	1.5	6	2.11	0.8	21	8	25	4.18	1.38	1.01	881	2	1.98	14	870	12	0.88	5	331	0.38	118	10	203	10
JM RC-25-06	176	178	105335	EXT	0.008	0.5	6.34	17	580	1.6	6	1.12	1	20	10	24	4.02	1.53	1.07	884	1	1.28	21	790	4	0.32	5	388	0.43	148	10	223	10
JM RC-25-06	178	180	105336	EXT	0.007	0.5	6.83	11	840	1.6	4	1.08	1	18	12	44	3.6	1.41	1.02	785	1	1.86	17	830	10	0.3	5	388	0.34	111	10	198	10
JM RC-25-06	180	182	105337	EXT	0.008	0.5	6.43	13	840	1.6	4	1.14	1.2	23	6	38	4.48	1.17	1.02	1320	2	2.07	15	880	14	0.3	5	405	0.36	103	10	231	10
JM RC-25-06	182	184	105338	EXT	0.009	0.5	6.38	18	270	1.7	7	0.88	0.8	14	10	181	3.18	1.51	0.48	223	1	0.81	12	800	17	2.01	5	331	0.33	108	10	71	10
JM RC-25-06	184	186	105339	EXT	0.005	0.5	6.83	11	880	1.8	5	0.78	1.7	18	6	54	3.88	1.38	1.2	1145	1	1.88	12	930	27	0.82	5	370	0.33	87	10	236	10
JM RC-25-06	186	188	105340	EXT	0.01	0.5	6.56	15	560	1.6	4	1.47	0.7	22	7	25	4.84	1.52	0.82	1388	1	1.7	12	980	19	0.87	5	338	0.36	88	10	180	10
JM RC-25-06	188	190	105341	EXT	0.008	0.5	6.11	9	830	1.3	2	2.75	1	18	6	33	3.73	1.74	0.73	803	1	1.16	6	930	17	1.82	5	278	0.35	108	10	120	10
JM RC-25-06	190	192	105342	EXT	0.005	0.5	6.8	5	880	1.3	3	3.55	0.8	12	7	45	3.63	1.88	1.24	814	2	1.8	6	718	13	0.6	5	313	0.37	140	10	81	10
JM RC-25-06	192	194	105343	EXT	0.006	0.5	6.86	11	380	1.3	2	4	1.3	14	6	47	3.6	1.54	1.44	887	2	2.29	4	740	18	0.77	5	373	0.37	141	10	75	10
JM RC-25-06	194	196	105344	EXT	0.01	0.5	6	10	470	1.1	3	3.73	1.3	12	5	38	3.36	1.45	1.38	883	2	2.23	5	700	10	0.25	5	372	0.36	132	10	88	10
JM RC-25-06	196	198	105345	ORG	0.005	0.5	6.81	10	518	1.2	2	4.08	1.1	13	6	42	3.79	1.82	1.4	1080	2	2.47	7	780	18	0.26	5	424	0.36	141	10	73	10
JM RC-25-06	198	200	105347	EXT	0.005	0.5	6.85	6	580	1.2	3	3.68	0.8	14	6	48	3.77	1.8	1.38	1085	2	2.41	5	770	15	0.23	5	413	0.37	144	10	78	10
JM RC-25-06	200	202	105348	EXT	0.01	0.5	6.7	8	480	1.2	4	3.48	0.8	15	6	54	3.76	1.58	1.28	1010	2	2.15	7	740	10	0.33	5	382	0.33	128	10	243	10
JM RC-25-06	202	204	105349	EXT	0.006	0.5	6.52	13	480	1.2	2	3.71	1.2	14	7	63	3.79	1.86	1.3	1085	2	2.18	4	718	10	0.31	5	347	0.33	132	10	114	10
JM RC-25-06	204	206	105350	EXT	0.008	0.5	6.73	11	500	1.3	3	3.52	0.8	18	7	58	3.88	1.81	1.31	1140	2	2.07	10	770	14	0.47	5	351	0.35	133	10	152	10
JM RC-25-06	206	208	105351	EXT	0.014	0.5	7.72	8	440	1.1	3	4	1	14	5	46	3.41	1.44	1.22	1085	1	2.2	6	880	4	0.14	5	331	0.32	130	10	81	10
JM RC-25-06	208	210	105352	EXT	0.02	0.5	7.85	15	580	1.2	3	3.54	0.8	13	7	37	3.38	1.43	1.4	1240	2	2.22	6	670	8	0.52	5	323	0.32	128	10	78	10
JM RC-25-06	210	212	105353	EXT	0.005	0.5	7.08	5	880	1.1	2	3.27	1	12	6	48	3.22	1.42	1.3	1180	1	2.26	7	780	8	0.82	5	328	0.33	123	10	84	10
JM RC-25-06	212	214	105354	EXT	0.005	0.5	7.83	13	480	1.1	6	3.88	1	12	4	45	3.28	1.44	1.26	1025	1	2.44	6	880	8	0.83	5	314	0.33	125	10	84	10
JM RC-25-06	214	216	105355	EXT	0.007	0.5	6.1	7	470	1.2	2	3.54	1.2	14	5	37	3.12	1.96	1.18	880	2	2.73	6	680	4	0.48	5	300	0.31	125	10	63	10
JM RC-25-06	216	218	105356	EXT	0.005	0.5	7.33	12	640	1.3	8	2.08	1	8	4	32	2.36	1.72	0.78	818	2	2.47	3	500	10	0.84	5	258	0.2	72	10	58	10
JM RC-25-06	218	220	105357	EXT	0.005	0.5	7.08	8	620	1.5	3	2.38	1.1	8	2	15	1.84	1.42	0.53	717	2	2.28	4	430	16	0.78	5	225	0.16	40	10	38	10
JM RC-25-06	220	222	105358	EXT	0.011	0.5	7.11	13	840	1.4	3	2.46	0.8	7	3	20	2.08	1.78	0.57	872	2	2.48	3	440	14	1.17	5	231	0.16	45	10	44	10
JM RC-25-06	222	224	105359	EXT	0.01	0.5	7.18	22	840	1.4	3	2.73	0.9	7	4	17	2.1	1.88	0.58	822	2	2.88	4	480	10	1.37	5	215	0.18	43	10	44	10
JM RC-25-06	224	226	105360	EXT	0.01	0.5	7.11	14	710	1.4	3	2.15	0.8	5	2	15	1.82	1.48	0.58	888	2	2.38	3	450	19	1.28	5	188	0.17	43	10	42	10
JM RC-25-06	226	228	105361	EXT	0.019	0.5	7.11	13	430	1.4	2	1.54	0.8	5	4	27	2.08	1.79	0.54	778	2	2.53	2	440	34	1.88	5	192	0.18	40	10	48	10
JM RC-25-06	228	230	105362	EXT	0.008	0.5	7.31	13	300	1.4	2	1.57	0.4	4	6	77	2.14	1.88	0.64	772	2	2.74	6	480	38	2.87	5	205	0.17	47	10	84	10
JM RC-25-06	230	232	105363	EXT	0.005	0.5	6.84	6	220	1.8	6	1.81	0.8	7	3	18	2.18	1.56	0.73	528	1	1.7	5	400	4	2.58	5	82	0.18	48	10	57	10
JM RC-25-06	232	234	105364	EXT	0.005	0.5	6.98	20	120	1.5	4	2.08	0.8	5	4	31	1.9	1.97	0.38	323	2	1.17	6	480	17	3.67	5	88	0.18	48	10	28	10
JM RC-25-06	234	236	105365	EXT	0.006	0.5	7.47	21	340	1.3	5	1.54	0.5	7	4	24	1.98	1.58	0.75	988	2	3.01	5	430	17	1.79	5	239	0.18	47	10	48	10
JM RC-25-06	236	238	105366	ORG	0.005	0.5	7.96	21	630	1.3	2	2.38	0.6	5	4	19	2.2	1.62	0.5	884	3	3.11	4	430	13	1.71	5	258	0.18	48	10	42	10
JM RC-25-06	238	240	105368	EXT	0.005	0.5	7.42	25	620	1.4	4	2.4	0.4	6	4	13	2.2	1.48	0.48	775	2	3.11	3	450	10	1.37	5	250	0.15	48	10	42	10
JM RC-25-06	240	242	105369	EXT	0.008	0.5	7.74	24	880	1.3	5	2.11	1.1	7	5	30	2.27	1.01	0.58	808	2	2.81	4	450	13	1.28	5	260	0.17	58	10	87	10
JM RC-25-06	242	244	105370	EXT	0.012	0.5	7.3	38	140	1.5	5	1.63	1	6	3	25	2.24	1.48	0.6	528	2	2	3	420	28	2.01	5	188	0.17	48	10	58	10
JM RC-25-06	244	246	105371	EXT	0.008	0.5	7.85	14	380	1.8	2	1.8	0.4	5	3	23	2.38	1.84	0.82	521	1	2.38	2	480	15	3.1	5	181	0.18	54	10	75	10
JM RC-25-06	246	248	105372	EXT	0.022	0.5	7.27	23	180	1.8	2	2.08	1.1	6	8	38	2.28	1.8	0.56	478	3	2.5	7	480	15	3.08	5	488	0.18	54	10	73	10
JM RC-25-06	248	250	105373	EXT	0.007	0.5	7.75	19	170	1.8	2	1.71	0.4	7	4	16	2.25	1.66	0.58	554	2	2.73	3	480	15	2.73	5	288	0.18	56	10	74	10
JM RC-25-06	250	252	105374	EXT	0.008	0.5	7.04	11	270	1.3	2	1.34	0.6	4	5	18	2.06	1.72	0.5	575	2	2.78	3	418	8	2.04	5	442	0.14	50	10	57	10
JM RC-25-06	252	254	105375	EXT	0.005	0.5	7.87	24	270	1.4	4	1.38	0.6	6	5	17	2.15	1.71	0.85	628	3	3.01	2	450	14	2.82	5	581	0.18	53	10	50	10
JM RC-25-06	254	256	105376	EXT	0.005	0.5	7.41	10	340	1.3	2	1	0.7	5	6	18	2.08	1.88	0.48	585	2	3.05	3	420	18	1.61	5	471	0.14	51	10	38	10
JM RC-25-06	256	258	105377	EXT	0.006	0.5	7.12	10	340	1.3	4	1.45	0.5	6	6	9	2.18	1.48	0.48	670	2	2.78	5	430	11	1.78	5	277	0.14	53	10	40	10
JM RC-25-06	258	260	105378	EXT	0.008	0.5	7.18	22	170	1.3	4	2.11	0.6	6	10	51	2.35	1.84	0.82	645	6	2.88	7	450	11	2.72	5	273	0.18	58	20	58	10
JM RC-25-06	260	262	105379	EXT	0.005	0.5	6.95	17	180	1.4	2	1.78	0.8	7	4	15	2.01	1.01	0.51	582	4	2.36	5	410	15	2.98	5	280	0.18	53	10	44	10
JM RC-25-06	262	264	105380	EXT	0.008	0.5	7.78	19	380	1.4	2	1.3	0.6	7	6	28	2.42	1.86	0.81	631	2	2.78	3	480	8	2.52	5	208	0.18	57	10	67	10
JM RC-25-06	264	266	105381	EXT	0.014	0.5	7.53	21	310	1.5	3	1.34	0.7	15	22	158	2.88	1.83	0.77	632	6	2.27	10	520	18	2.34	5	254	0.22	73	10	121	10
JM RC-25-06	266	268	105382	EXT	0.012	0.5	7.6	10	380	1.5	2	1.28	0.8	12	18	11	2.8	1.82	0.57	884	2	3.06	18	430	11	2.18	5	284	0.14	51	10	79	10
JM RC-25-06	268	270	105383	EXT	0.008	0.5	7.67	31	480	1.4	2	1.83	0.8	7	6	18	2.17	1.81	0.52	788	2	3.15	7	410	13	2.07	5	251	0.13	47	10	48	10
JM RC-25-06	270	272	105384	EXT	0.01	0.5	7.58	118	870	1.5	2	1.83	0.5	5	8	20	2.21	1.83	0.48	882	3	3.08	2	480	12	1.48	5	258	0.13	48	10	48	10
JM RC-25-06	272	274	105385	EXT	0.01	0.5	7.91	37	640	1.4	3	1.82	0.7	6	4	17	2.83	1.86	0.48	887	2	3.18	6	400	12	1.4	5	251	0.12	48	10	44	10
JM RC-25-06	274	276	105386	EXT	0.008	0.5	7.3	21	480	1.4	2	1.53	0.8	6	4	15	2.84	1.82	0.48	881	2	3.87	3	380	8	1.31	5	248	0.12	45	10	45	10
JM RC-25-06	276	278	105387	EXT	0.008	0.5	7.27	21	330	1.4	2	1.67	0.4	17	6	25	2.88	1.48	0.88	1880	1	2.86	16	400	13	2.18	5	242	0.14	48	10	185	10
JM RC-25-06	278	280	105388	EXT	0.005	0.5	7.32	28	310	1.5	2	1.34	0.8	13	5	18	2.79	1.88	0.6	1420	3	2.86	11	430	13	2.17	5	255	0.15	43	10	137	10
JM RC-25-06	280	282	105389	EXT	0.01	0.5	7.51	18	280	1.7	2	1.58	1.1	14	4	27	2.58	2.03	0.58	1500	2	2.42	10	370	13	2.57	5	555	0.17	60	10	180	10
JM RC-25-06	282	284	105390	EXT	0.007	0.5	7.61	17	410	1.8	2	0.82	0.8	8	8	18	2.38	1.78	0.61	1240	1	3	8	420	17	1.8	5	214	0.16	38	10	112	10
JM RC-25-06	284	286	105391	ORG	0.008	0.5	7.44	18	380	1.5	2	1.2	0.8	8	7	20	2.27	1.82	0.56	1070	3	3.02	7	420	15	2.12	5	218	0.15	38	10	88	10
JM RC-25-06	286	288	105393	EXT	0.027	0.5	7.17	20	200	1.8	2	1.52	0.8	10	5	17	2.28	1.96	0.47	1160	2	3.02	8	410	12	2.81	5	238	0.16	40	10	83	10
JM RC-25-06	288	290	105394	EXT	0.019	0.5	7.44	18	430	1.8	2	1.08	0.8	8	6	16	2.29	1.9	0.48	1005	3	2.88	26	420	13	2.08	5	282	0.18	37	10	78	10
JM RC-25-06	290	292	105395	EXT	0.017	0.5	7.78	20	400	1.7	2	1.19	0.7	10	4	12	2.45	1.84	0.54	1275	2	3.18	8	440	15	2.85	5	278	0.18	38	10	128	10
JM RC-25-06	292	294	105396	EXT	0.008	0.5	7.33	20	238	1.8	7	1.84	0.7	13	4	12	2.48	1.96	0.58	1088	2	3.5	10	428	14	2.36	5	223	0.18	35	10	142	10
JM RC-25-06	294	296	105397	EXT	0.008	0.5	5.54	8	400	1.4	3	1.93	0.5	11	6	65	1.64	1.34	0.34	878	7	2.42	11	290	18	1.48	5	146	0.22	25	50	98	10
JM RC-25-06	296	298	105398	EXT	0.006	0.5	7.21	10	330	1.7	2	1.3	0.4	8	6	65	1.87	1.52	0.45	1236	5	3.28	11	440	28	2	5	282	0.15	34	10	125	10
JM RC-25-06	298	300	105399	EXT	0.008	0.5	7.87	15	440	1.8	2	1.12	0.8	10	8	41	2.08	1.13	0.54	1580	4	3.04	6	410	23	1.85	5	213	0.13	34	10	122	10
JM RC-25-06	300	302	105400	EXT	0.005	0.5	7.88	58	370	2.1	3	1.13	1.2	14	7	158	2.42	1.58	0.62	1889	3	3.38	12	400	40	2.08	5	189	0.14	41	10	225	30
JM RC-25-06	302	304	105401	ORG	0.005	0.5	6.7	27	380	1.5	2	0.87	1.1	10	4	51	2.24	1.72	0.85	1619	2	2.5	5	380	33	1.85	5	156	0.11	38	10	178	20
JM RC-25-06	304	306	105403	EXT	0.008	0.5	7.05	21	340	1.8	2	1.06	0.8	17	5	48	2.23	1.97	0.58	1368	2	2.87	8	330	20	2.23	5	142	0.17	38	10	180	20
JM RC-25-06	306	308	105404	EXT	0.005	0.5	7.08	38	240	1.4	2	1.06	0.5	28	14	71	2.78	1.45	0.47	1328	11	2.88	182	380	21	2.41	5	147	0.08	38	70	157	20
JM RC-25-06	308	310	105405	EXT	0.01	0.5	7.88	28	318	1.5	3	1.14	0.8	16	8	80	2.6	1.88	0.58	1800	4	3.51	8	480	30	2.84	5	188	0.12	48	60	182	10
JM RC-25-06	310	312	105406	EXT	0.01	0.5	7.7	36	388	1.4	3	0.86	1	7	4	33	2.08	1.53	0.43	1288	2	3.32	4	420	18	2.08	5	187	0.08	38	10	118	10
JM RC-25-06	312	314	105407	EXT	0.005	0.5	7.34	34	348	1.6	2	0.86	0.8	10	18	60	2.08	1.51	0.33	1648	4	2.48	6	438	23	2.28	5	188	0.11	42	10	128	20
JM RC-25-06	314	316	105408	EXT	0.013	0.5	6.62	32	188	1.8	5	1.14	0.7	10	3	31	1.88	1.56	0.25	688	2	2.71	4	258	18	2.35	5	182	0.11	38	10	78	10
JM RC-25-06	316	318	105409	EXT	0.011	0.5	7.23	31	178	1.8	4	1.44	0.6	16	4	35	2.02	1.88	0.35	771	2	1.88	4	420	25	2.98	5	244	0.13	47	80	128	20
JM RC-25-06	318	320	105410	EXT	0.01	0.5	7.38	38	188	1.8	2	1.22	0.5	6	3	34	1.88	1.52	0.33	1710	2	2.58	4	440	18	2.8	5	188	0.12	37	10	88	10
JM RC-25-06	320	322	105411	EXT	0.005	0.5	7.28	80	190	1.5	2	1.54	0.6	6	3	33	1.88	1.85	0.57	1125	2	2.8	8	500	31	2.88	5	148	0.14	38	10	61	10
JM RC-25-06	322	324	105412	EXT	0.006	0.5	7.54	31	340	1.5	2	0.84	0.5	6	3	42	1.84	1.36	0.74	1170	2	2.88	6	510	27	1.82	5	153	0.13	38	10	113	10
JM RC-25-06	324	326	105413	EXT	0.01	0.5	7.09	35	210	1.4	4	1.06	0.8	6	5	24	1.84	1.14	0.58	1170	3	2.86	5	380	15	2	5	207	0.1	32	10	81	10
JM RC-25-06	326	328	105414	EXT	0.005	0.5	7.08	24	320	1.4	2	0.74	0.8	4	3	20	2.22	1.56	0.83	1180	4	2.88	4	430	21	2.14	5	128	0.11	31	30	81	10
JM RC-25-06	326	328	105415	ORG	0.005	0.5	6.78	25	880	1.3	2	0.78	0.7	7	4	11	1.78	1.88	0.87	1285	3	2.88	1	380	14	1.83	5	141	0.11	33	30	83	10
JM RC-25-06	330	332	105417	EXT	0.008	0.5	7.22	22	270	1.3	2	1.31	0.7	6	8	34	2.87	1.72	0.71	1408	4	2.56	3	370	14	2.24	5	178	0.14	45	10	118	20
JM RC-25-06	332	334	105418	EXT	0.005	0.5	7.08	82	230	1.3	2	1.58	0.8	6	3	147	2.23	1.8	1.84	1888	3	2.44	3	370	13	2.47	5	315	0.13	44	10	124	30
JM RC-25-06	334	336	105419	EXT	0.005	0.5	6.88	22	230	1.3	2	1.44	0.7	3	4	21	2.2	1.74	0.9	1888	2	2.7	4	400	12	2.37	5	248	0.13	38	10	92	10
JM RC-25-06	336	338	105420	EXT	0.005	0.5	7.14	18	430	1.4	3	1.15	0.8	6	4	34	2.07	1.54	0.97	1840	3	2.86	4	480	12	1.76	5	210	0.14	41	10	84	10
JM RC-25-06	338	340	105421	EXT	0.012	0.5	7.45	23	650	1.6	2	0.9	0.7	8	3	30	2	2.02	0.96	1720	3	2.37	2	380	23	1.6	5	402	0.16	38	10	84	10
JM RC-25-06	340	342	105422	EXT	0.01	0.5	7.08	18	720	1.5	2	0.77	1.4	5	4	11	2.13	1.92	0.96	2070	3	3.43	3	470	47	1.46	5	304	0.13	41	10	137	30
JM RC-25-06	342	344	105423	EXT	0.008	0.5	7.29	10	650	1.5	3	1	1.2	8	6	20	2.08	2.08	1	1470	4	2.16	4	440	66	1.43	5	345	0.14	47	10	198	20
JM RC-25-06	344	346	105424	EXT	0.007	0.5	6.81	27	160	1.6	4	2.42	0.8	8	3	24	2.28	1.84	0.91	1813	3	2	4	440	38	2.83	5	188	0.14	37	10	90	10
JM RC-25-06	346	348	105425	EXT	0.007	0.5	6.82	28	220	1.5	4	1.94	0.8	7	4	11	2.11	2.03	0.87	1225	2	1.72	4	430	14	2.45	5	241	0.18	38	10	48	10
JM RC-25-06	348	350	105426	EXT	0.013	0.5	7.27	18	280	1.6	2	0.93	0.5	4	8	14	2.67	1.9	0.77	1108	2	2.17	5	500	14	2.18	5	280	0.18	38	10	80	10
JM RC-25-06	350	352	105427	EXT	0.012	0.5	7.86	27	278	1.7	2	1.12	0.5	10	5	9	2.73	2.24	0.88	1480	3	2.11	3	520	9	2.14	5	221	0.18	40	10	71	10
JM RC-25-06	352	354	105428	EXT	0.011	0.5	7.32	44	280	1.7	2	0.9	0.5	6	4	2	2.88	1.85	1.08	1540	2	1.98	6	478	13	1.72	5	175	0.17	45	10	78	10
JM RC-25-06	354	356	105429	EXT	0.015	0.5	7.7	57	440	1.7	2	0.8	0.7	10	12	24	2.94	1.61	1.2	1480	4	2.13	5	510	16	1.58	5	178	0.18	58	10	188	10
JM RC-25-06	356	358	105430	EXT	0.012	0.5	6.66	79	280	1.4	5	1.96	0.9	8	5	4	2.43	1.52	1.04	1345	7	2.28	5	480	8	1.87	5	185	0.19	51	10	85	10
JM RC-25-06	358	360	105431	EXT	0.008	0.5	7.48	35	240	1.8	2	1.88	0.7	6	4	2	2.21	0.7	0.87	1150	2	3.3	2	440	8	1.38	5	283	0.18	48	10	80	10
JM RC-25-06	360	362	105432	ORG	0.015	0.5	7.34	9	230	1.8	2	1.54	0.7	12	8	18	2.38	0.88	0.88	1458	3	3.07	8	480	7	1.12	5	218	0.17	45	10	154	10
JM RC-25-06	362	364	105434	EXT	0.007	0.5	7.3	12	230	1.8	2	1.4	0.6	9	4	47	2.34	0.88	0.91	1370	5	2.44	4	470	10	1.04	5	155	0.18	48	10	108	10
JM RC-25-06	364	366	105435	EXT	0.012	0.5	7.5	18	300	1.7	2	2.1	0.7	4	8	63	1.38	1.72	0.41	348	11	0.84	5	440	9	2.06	5	84	0.18	47	10	74	10
JM RC-25-06	366	368	105436	EXT	0.013	0.5	6.82	30	340	1.7	2	1.2	0.7	8	17	47	2.25	1.81	0.58	808	7	0.83	8	380	8	1.87	5	82	0.15	53	10	271	10
JM RC-25-06	368	370	105437	EXT	0.03	0.5	7.74	35	350	1.8	4	0.8	0.6	8	8	121	2.58	1.84	0.84	533	5	0.33	7	470	7	1.84	5	88	0.13	58	10	128	10
JM RC-25-06	370	372	105438	EXT	0.134	0.5	6.64	8	400	0.7	2	0.17	0.6	5	13	92	1.74	1.72	0.16	188	13	0.25	3	580	7	0.47	5	307	0.14	92	10	35	10
JM RC-25-06	372	374	105439	EXT	0.108	0.5	7.51	17	340	0.8	2	0.2	0.8	2	15	166	2.73	1.6	0.15	95	12	0.38	3	880	28	0.36	5	181	0.12	115	10	48	10
JM RC-25-06	374	376	105440	EXT	0.054	0.5	7.04	8	340	0.5	2	0.15	0.7	8	14	358	3.37	1.52	0.31	88	6	0.3	7	540	38	1.78	5	382	0.11	118	10	43	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-25-05	376	378	105441	EXT	0.006	0.5	7.47	14	170	0.5	2	0.17	0.7	8	16	380	3.54	1.47	0.16	51	8	0.28	5	480	62	2.01	5	367	0.1	100	10	22	10
JM RC-25-05	378	380	105442	EXT	0.066	0.5	7.9	25	190	0.5	2	0.25	0.6	8	16	373	3.15	1.54	0.15	112	16	0.51	4	420	127	2.02	5	300	0.11	100	10	103	10
JM RC-25-05	380	382	105443	EXT	0.09	0.5	7.46	15	370	0.5	2	0.33	1	6	14	319	2.90	1.57	0.12	103	13	0.30	3	800	142	1.13	5	377	0.11	100	10	36	10
JM RC-25-05	382	384	105444	EXT	0.09	0.5	7.53	19	140	0.5	2	0.15	0.7	11	16	432	3.44	1.42	0.09	86	8	0.32	6	730	264	2.63	5	364	0.11	111	10	26	10
JM RC-25-05	384	386	105445	EXT	0.057	0.5	7.76	23	120	0.5	2	0.12	0.6	11	17	410	3.56	1.33	0.09	71	8	0.29	6	610	186	2.88	5	421	0.12	108	10	26	10
JM RC-25-05	386	388	105446	EXT	0.081	0.5	7.44	17	140	0.5	2	0.09	0.5	13	12	487	3.29	1.54	0.08	53	8	0.27	10	700	188	2.98	5	314	0.12	100	10	26	10
JM RC-25-05	388	390	105447	EXT	0.064	0.5	6.02	22	90	0.5	2	0.08	0.6	11	14	297	3.7	1.18	0.09	66	8	0.31	6	800	298	3.28	5	447	0.14	120	10	21	10
JM RC-25-05	390	392	105448	EXT	0.072	0.5	7.48	27	50	0.5	2	0.12	0.6	15	14	131	4.87	1.22	0.07	51	8	0.13	6	470	251	5.64	5	432	0.07	117	10	18	10
JM RC-25-05	392	394	105449	EXT	0.055	0.5	6.17	17	80	0.5	2	0.11	0.5	15	15	347	3.71	1.36	0.11	80	8	0.33	6	880	164	3.77	5	401	0.09	115	10	22	10
JM RC-25-05	394	396	105450	EXT	0.037	0.5	6.41	27	190	0.6	12	0.08	3.3	15	22	202	3.93	1.04	0.41	137	1	0.33	16	730	198	4.37	5	466	0.26	136	10	41	10
JM RC-25-05	396	398	105451	EXT	0.08	0.5	6.07	74	130	0.8	4	0.17	1.4	16	28	340	3.65	1.6	0.24	86	3	0.41	12	870	156	4.3	5	733	0.21	136	10	48	10
JM RC-25-05	398	400	105452	EXT	0.04	0.5	9.32	50	170	1.2	5	0.2	0.6	15	34	373	3.87	1.96	0.31	93	1	0.43	12	660	98	3.62	5	985	0.22	135	10	51	10
JM RC-26-05	0	2	105453	EXT	0.007	0.5	6.79	4	300	2.1	7	0.41	0.7	1	41	279	2.17	1.42	0.7	138	1	0.41	2	640	14	1.75	5	79	0.42	116	10	21	10
JM RC-26-05	2	4	105454	EXT	0.01	0.5	7.06	1225	300	0.9	7	0.41	0.7	1	37	319	4.31	0.96	0.33	86	2	0.27	1	1000	44	2.08	5	663	0.4	156	10	7	20
JM RC-26-05	4	6	105455	ORG	0.009	0.6	6.2	645	300	0.5	2	0.13	0.5	1	13	35	1.6	2.21	0.03	70	1	0.5	2	310	76	5.42	25	321	0.23	81	10	4	10
JM RC-26-05	6	8	105457	EXT	0.01	0.7	7.19	517	190	0.5	3	0.11	0.5	1	13	23	1.1	2.28	0.01	70	1	0.66	4	540	71	4.63	25	396	0.23	102	10	2	20
JM RC-26-05	8	10	105458	EXT	0.009	0.6	6.27	575	290	0.5	4	0.09	0.6	1	14	31	1.36	2.07	0.01	56	1	0.57	4	270	62	5.4	30	384	0.25	92	10	2	30
JM RC-26-05	10	12	105459	EXT	0.036	0.5	6.54	416	210	0.5	4	0.09	0.5	1	45	25	1.17	2.23	0.01	73	1	0.52	22	330	60	5.61	25	384	0.31	110	10	2	10
JM RC-26-05	12	14	105460	EXT	0.022	1	5.76	2280	210	0.5	4	0.07	0.7	1	23	188	1.16	1.84	0.01	80	1	0.51	4	270	78	5.35	104	320	0.3	87	10	3	90
JM RC-26-05	14	16	105461	EXT	0.01	0.5	6.45	242	220	0.5	6	0.14	0.5	1	14	72	1.17	1.94	0.03	87	1	0.86	4	440	72	5.08	16	286	0.35	114	10	6	30
JM RC-26-05	16	18	105462	EXT	0.01	2	6.73	3050	170	0.5	5	0.14	0.8	1	10	6880	1.66	2.09	0.03	81	1	0.86	3	330	58	6.45	106	290	0.22	105	10	7	110
JM RC-26-05	18	20	105463	EXT	0.011	21	6.31	2600	110	0.6	5	0.12	1.1	7	6	7200	2.33	1.8	0.03	85	3	0.67	10	290	44	7.07	95	225	0.2	102	10	8	80
JM RC-26-05	20	22	105464	EXT	0.023	0.5	6.6	284	120	0.5	5	0.15	0.6	14	10	861	3.76	1.92	0.01	50	1	0.58	13	420	38	6.18	15	244	0.24	121	10	3	20
JM RC-26-05	22	24	105465	ORG	0.014	0.5	6.6	110	120	0.5	5	0.1	0.8	14	9	302	3.81	2.15	0.01	51	1	0.48	13	380	27	6.88	5	322	0.26	124	10	3	20
JM RC-26-05	24	26	105467	EXT	0.015	0.7	6.11	61	110	0.6	7	0.08	1.6	16	20	87	4.94	6.1	0.02	46	1	0.83	19	610	11	6.01	5	308	0.46	172	10	246	340
JM RC-26-05	26	28	105468	EXT	0.011	0.5	7.08	168	140	0.5	3	0.07	0.6	13	19	375	5.3	1.41	0.01	47	1	0.37	13	410	54	7.17	8	303	0.25	124	10	42	60
JM RC-26-05	28	30	105469	EXT	0.006	0.5	5.64	196	190	0.5	2	0.09	0.5	8	4	433	2.25	1.62	0.02	70	1	0.4	18	270	74	6.72	5	346	0.21	78	10	6	10
JM RC-26-05	30	32	105470	EXT	0.007	0.5	6.57	411	186	0.5	3	0.08	0.6	4	9	734	1.89	2.27	0.03	62	1	0.4	5	180	67	7	7	254	0.23	79	10	4	30
JM RC-26-05	32	34	105471	EXT	0.005	0.5	6.47	138	210	0.5	3	0.04	0.5	3	16	476	0.82	2.06	0.03	71	1	0.41	8	170	76	6.5	5	234	0.24	82	10	3	10
JM RC-26-05	34	36	105472	EXT	0.005	0.5	6.17	380	160	0.5	4	0.03	0.6	5	11	616	0.79	2	0.04	67	1	0.38	6	190	76	6.31	8	211	0.23	88	10	5	10
JM RC-26-05	36	38	105473	EXT	0.006	0.5	6.37	454	180	0.5	4	0.04	0.6	5	16	1265	0.86	2.14	0.05	79	1	0.42	5	180	60	6.4	6	217	0.21	83	10	6	20
JM RC-26-05	38	40	105474	EXT	0.009	0.5	6.01	287	170	0.5	4	0.04	0.7	1	11	527	1.3	2.3	0.02	81	1	0.46	4	200	79	6.48	10	218	0.21	102	10	4	10
JM RC-26-05	40	42	105475	EXT	0.009	0.5	6.21	309	210	0.5	4	0.04	0.5	2	17	704	1.24	2.01	0.03	72	2	0.43	8	210	62	5.48	5	218	0.21	94	10	5	10
JM RC-26-05	42	44	105476	EXT	0.009	0.8	6.45	1075	200	0.5	3	0.08	0.6	1	15	2400	1.42	2.11	0.02	85	1	0.48	10	250	68	6.28	32	238	0.25	98	10	4	40
JM RC-26-05	44	46	105477	EXT	0.006	0.5	6.50	380	210	0.5	3	0.05	0.5	1	12	408	1.4	2.11	0.01	57	2	0.5	4	270	78	6.02	8	257	0.23	110	10	2	30
JM RC-26-05	46	48	105478	EXT	0.005	0.8	6.08	1030	200	0.5	3	0.05	0.7	1	28	1835	1.71	2.17	0.01	95	3	0.45	18	240	68	6.3	30	233	0.17	98	10	6	30
JM RC-26-05	48	50	105479	EXT	0.006	0.7	6.27	830	140	0.6	4	0.05	0.8	1	6	961	1.42	2.23	0.01	80	2	0.43	5	230	68	6.22	30	223	0.25	98	10	2	30
JM RC-26-05	50	52	105480	EXT	0.008	0.5	5.46	232	140	0.5	2	0.1	0.7	4	15	621	1.66	1.71	0.02	75	1	0.44	7	310	68	5.92	17	229	0.23	100	10	3	30
JM RC-26-05	52	54	105481	ORG	0.015	0.5	6.04	184	100	0.6	5	0.07	0.5	5	18	700	3.21	1.37	0.02	44	1	0.32	9	450	98	5.8	12	322	0.28	136	10	4	20
JM RC-26-05	54	56	105483	EXT	0.016	0.7	6.40	404	190	0.5	4	0.09	0.5	5	21	708	2.21	1.08	0.02	61	1	0.47	8	380	58	6.18	33	220	0.3	118	20	3	30
JM RC-26-05	56	58	105484	EXT	0.017	0.4	7.71	110	180	0.5	6	0.17	0.5	3	23	576	1.78	2.14	0.01	71	1	0.7	18	600	64	7.41	9	270	0.40	166	10	4	170
JM RC-26-05	58	60	105485	EXT	0.016	0.5	7.71	100	140	0.6	4	0.13	0.7	3	12	967	1.36	2.14	0.02	98	1	0.62	4	540	92	6.61	12	460	0.40	172	10	4	20
JM RC-26-05	60	62	105486	EXT	0.011	0.5	7.21	134	150	0.5	2	0.07	0.6	4	11	406	2	2.04	0.01	63	1	0.48	6	380	93	6.71	13	460	0.24	114	10	4	10
JM RC-26-05	62	64	105487	EXT	0.011	0.5	5.36	128	130	0.5	4	0.11	0.5	10	11	436	2.81	1.17	0.01	63	1	0.51	7	310	98	6.93	8	301	0.21	162	10	6	10
JM RC-26-05	64	66	105488	EXT	0.029	0.5	7.34	91	90	0.6	7	0.13	0.9	16	12	379	5.08	1.38	0.04	116	4	0.66	16	490	10	#VALUE!	5	357	0.29	164	20	32	20
JM RC-26-05	66	68	105489	EXT	0.043	0.6	7.53	64	110	0.5	6	0.08	0.5	14	6	210	4.53	0.78	0.38	83	2	1.2	12	440	28	6.01	5	201	0.35	142	10	37	20
JM RC-26-05	68	70	105490	EXT	0.032	0.5	7.45	130	70	0.5	7	0.06	0.7	14	11	823	3.34	1.24	0.83	79	1	0.32	6	440	80	6.34	5	308	0.34	144	10	15	10
JM RC-26-05	70	72	105491	EXT	0.030	0.5	7.4	176	110	0.5	7	0.16	0.5	21	8	706	4.21	0.94	0.84	80	1	0.42	12	630	17	7.88	6	214	0.38	173	10	20	10
JM RC-26-05	72	74	105492	EXT	0.028	0.6	6.60	113	120	0.5	2	0.18	0.7	16	17	670	3.81	1.34	0.02	87	3	0.61	13	490	54	6.92	6	223	0.16	120	10	11	10
JM RC-26-05	74	76	105493	EXT	0.005	0.5	7.09	116	170	0.5	2	0.04	0.4	2	10	68	1.04	2	0.01	63	3	0.47	6	270	76	6.88	5	385	0.21	65	10	5	10
JM RC-26-05	76	78	105494	EXT	0.021	0.5	6.66	84	150	0.5	2	0.1	0.5	6	6	311	2.45	1.48	0.02	50	1	0.61	6	340	56	7.48	5	258	0.24	100	10	7	10
JM RC-26-05	78	80	105495	EXT	0.009	0.5	7.13	88	150	0.5	4	0.05	0.4	4	16	100	1.71	1.36	0.01	63	4	0.44	6	310	53	6.7	5	320	0.25	122	10	4	10
JM RC-26-05	80	82	105496	ORG	0.006	0.5	7.01	80	140	0.5	2	0.05	0.5	1	8	106	1.34	1.58	0.01	47	2	0.44	3	200	68	6.62	5	288	0.23	106	10	3	20
JM RC-26-05	82	84	105498	EXT	0.017	0.5	6.74	82	140	0.5	3	0.06	0.7	11	8	342	2.58	1.52	0.05	64	2	0.47	6	380	54	7.38	5	271	0.25	115	10	10	10
JM RC-26-05	84	86	105499	EXT	0.02	0.6	6.01	111	130	0.5	6	0.08	0.6	13	10	468	3.57	1.42	0.04	71	7	0.5	10	380	45	7.07	5	363	0.38	132	10	15	10
JM RC-26-05	86	88	105500	EXT	0.027	0.6	7.17	67	170	0.5	7	0.14	0.4	8	8	220	4.5	1.14	0.03	40	8	0.48	6	700	31	5.71	5	380	0.42	190	10	13	10
JM RC-26-05	88	90	105501	EXT	0.023	0.5	7.40	286	220	0.5	6	0.09	0.5	1	18	184	1.72	1.87	0.02	42	7	0.28	3	630	28	3.77	10	416	0.40	188	10	7	210
JM RC-26-05	90	92	105502	EXT	0.017	0.6	5.94	335	180	0.5	4	0.08	0.6	1	7	116	5.33	1.45	0.01	45	34	0.66	5	530	38	5.16	8	443	0.17	190	10	4	60
JM RC-26-05	92	94	105503	EXT	0.019	0.5	5.01	405	210	0.5	6	0.06	0.5	1	8	146	6.05	1.24	0.01	54	20	0.54	2	440	32	4.34	5	436	0.25	190	10	8	70
JM RC-26-05	94	96	105504	EXT	0.022	0.5	6	331	190	0.5	11	0.11	0.5	1	8	115	6.67	1.41	0.02	27	21	0.48	3	730	21	4.62	5	478	0.28	198	10	5	80
JM RC-26-05	96	98	105505	EXT	0.044	0.5	7.38	57	230	0.7	5	0.18	0.6	10	8	412	4.04	1.3	0.17	65	9	0.1	4	720	10	4.77	5	329	0.56	191	10	29	160
JM RC-26-05	98	100	105506	EXT	0.029	0.6	4.28	211	140	0.6	7	0.27	0.5	9	7	187	7.37	1.36	0.14	38	7	0.27	6	670	22	6.36	5	340	0.38	183	10	18	160
JM RC-26-05	100	102	105507	EXT	0.026	0.5	4.36	38	40	1	7	0.13	0.8	20	15	417	5.24	1.5	0.08	77	11	0.09	15	590	13	4.62	5	336	0.42	198	10	46	40
JM RC-26-05	102	104	105508	EXT	0.029	0.8	7.8	36	100	0.8	6	0.26	0.8	16	40	379	3.78	1.36	1.05	108	2	0.1	18	1000	14	4.06	5	383	0.44	138	10	47	70
JM RC-26-05	104	106	105509	EXT	0.027	0.8	7.06	337	400	0.8	5	0.23	0.7	1	21	140	3.57	1.42	0.3	102	9	0.16	2	1170	25	1.78	6	415	0.53	182	10	34	110
JM RC-26-05	106	108	105510	EXT	0.025	0.5	7.28	356	140	0.6	5	0.07	0.6	1	14	51	3.94	1.66	0.03	56	3	0.66	7	440	57	4.08	5	403	0.28	144	10	4	10
JM RC-26-05	108	110	105511	EXT	0.019	0.5	5.43	603	150	0.5	2	0.1	0.7	1	24	53	4.61	1.36	0.05	67	3	0.41	1	570	41	4.09	6	273	0.21	94	10	3	60
JM RC-26-05	110	112	105512	EXT	0.006	0.8	6.82	281	230	0.6	2	0.06	0.5	1	8	17	1.8	1.22	0.01	38	3	0.37	1	300	68	3.15	5	443	0.2	54	10	2	10
JM RC-26-05	112	114	105513	EXT	0.166	0.5	3.43	373	180	0.6	2	0.52	0.5	1	10	26	3.14	1.81	0.01	94	3	0.46	2	190	33	3.74	11	194	0.17	43	10	2	230
JM RC-26-05	114	116	105514	EXT	0.034	0.5	6.5	46	130	1.1	3	6.5	0.7	13	7	1140	4.86	1.96	0.03	145	1	0.67	7	880	17	5.52	5	364	0.38	142	10	33	90
JM RC-26-05	116	118	105515	EXT	0.081	0.5	6.16	64	220	1	2	0.62	0.7	15	8	1015	3.71	1.98	0.79	245	1	1	1	478	19	4.06	4	146	0.39	127	10	66	10
JM RC-26-05	118	120	105516	EXT	0.020	0.5	4.29	20	220	1.2	2	0.40	2.2	24	7	300	3.96	1.42	1.42	486	1	1.2	18	1180	20	4.78	6	91	0.36	124	10	117	10
JM RC-26-05	120	122	105517	EXT	0.038	0.5	7.82	12	210	1.8	2	0.40	0.5	17	7	46	3.96	1.14	1.64	640	1	1.16	12	750	20	4.21	5	84	0.35	116	10	213	10
JM RC-26-05	122	124	105518	EXT	0.061	0.5	7.46	25	280	1.1	4	1.10	0.8	17	8	42	3.92	1.36	1.90	1285	1	0.79	10	730	20	4.2	5	104	0.34	110	10	229	10
JM RC-26-05	124	126	105519	ORG	0.042	0.5	7.06	11	540	1.1	4	3.35	0.7	14	14	84	3.75	1.3	1.79	1080	1	1.80	11	790	6	0.72	5	436	0.4	134	10	93	10
JM RC-26-05	126	128	105521	EXT	0.13	0.5	6.07	27	560	1.2	6	3.58	1	18	19	71	4.15	1.82	2.02	1080	2	2.02	16	830	7	1.7	5	488	0.44	144	10	60	10
JM RC-26-05	128	130	105522	EXT	0.064	0.5	6.04	23	140	1.6	8	1.38	0.8	18	17	173	3.7	1.16	2.11	1140	2	0.79	20	830	10	4.6	6	151	0.4	126	10	124	10
JM RC-26-05	130	132	105523	EXT	0.027	0.5	6.54	51	160	1.2	2	1.04	0.6	13	14	348	2.7	1.22	0.78	110	7	0.38	11	790	18	5.07	5	35	0.33	107	10	33	10
JM RC-26-05	132	134	105524	EXT	0.008	0.5	7.38	32	130	1.2	5	2.21	0.7	11	14	327	2.58	1.42	1.45	500	4	0.25	8	880	11	5.29	5	182	0.33	114	10	48	10
JM RC-26-05	134	136	105525	EXT	0.056	0.5	8.1	34	880	1.2	3	3.07	0.8	14	18	68	3.83	1.24	2.17	864	1	1.82	14	830	4	2.78	5	464	0.43	136	10	74	10
JM RC-26-05	136	138	105526	EXT	0.15	0.5	6.57	14	530	1.3	2	3.52	1.2	15	20	65	4.19	1.78	2.16	686	2	1.81	13	870	14	1.81	6	542	0.45	147	10	70	10
JM RC-26-05	138	140	105527	EXT	0.028	0.6	7.07	15	538	1.2	4	2.40	0.8	14	15	88	4.84	1.44	1.84	681	2	2.32	12	880	12	0.72	5	522	0.42	134	10	81	20
JM RC-26-05	140	142	105528	EXT	0.188	0.5	7.86	16	570	1.2	5	2.57	0.8	14	11	47	3.81	1.40	1.58	606	1	1.88	11	780	12	1.67	5	482	0.4	126	10	87	20
JM RC-26-05	142	144	105529	EXT	0.176	0.5	6.23	71	330	1.4	7	1.31	0.8	12	4	25	4	1.21	2.07	822	1	1.44	10	780	8	3.6	5	188	0.41	136	10	71	10
JM RC-26-05	144	146	105530	EXT	0.025	0.5	6.7	17	500	1.1	4	3.44	0.8	13	8	71	3.81	1.33	1.82	1006	1	2.86	7	610	6	0.73	5	467	0.42	145	10	72	10
JM RC-26-05	146	148	105531	EXT	0.005	0.5	7.65	17	480	1.1	5	3.60	0.5	13	6	18	3.85	1.22	1.80	907	1	2.43	8	610	8	0.13	5	480	0.42	140	10	70	10
JM RC-26-05	148	150	105532	EXT	0.005	0.6	7.76	15	440	1	7	3.91	0.6	15	6	38	3.75	1.28	1.64	888	1	2.28	6	770	6	0.15	5	440	0.41	144	10	72	10
JM RC-26-05	150	152	105533	EXT	0.006	0.6	7.68	20	400	1.2	7	3.78	0.6	16	8	78	3.88	1.08	1.71	1118	1	1.60	11	610	3	0.45	5	486	0.42	148	10	66	10
JM RC-26-05	152	154	105534	EXT	0.005	0.6	7.61	12	460	1	6	4.29	0.6	14	10	38	3.92	1.3	1.86	1010	1	2.02	9	770	4	0.58	6	480	0.41	148	10	75	10
JM RC-26-05	154	156	105535	EXT	0.009	0.5	7.73	18	470	1.4	5	2.83	0.7	11	7	68	3.65	1.33	1.87	918	1	1.78	6	790	7	0.83	5	315	0.38	137	10	77	10
JM RC-26-05	156	158	105536	EXT	0.017	0.6	7.84	45	310	1.4	6	2.29	0.7	16	4	47	4.13	1.63	1.80	848	3	0.94	11	790	8	3	5	249	0.38	137	10	64	30
JM RC-26-05	158	160	105537	EXT	0.005	0.6	6.14	10	480	1.5	2	3.06	0.9	13	9	20	3.95	1.2	1.66	1080	2	2.07	10	840	12	0.44	6	448	0.42	148	10	73	10
JM RC-26-05	160	162	105538	EXT	0.006	0.5	6.26	18	480	1.1	4	4.13	1	12	10	31	4.22	1.43	1.44	1180	1	2.34	10	830	6	0.28	5	433	0.43	148	10	108	10
JM RC-26-05	162	164	105539	EXT	0.008	0.6	6.08	22	480	1.1	4	3.66	0.6	12	8	44	3.86	1.18	1.48	881	1	2.84	5	410	8	0.64	5	408	0.42	140	10	78	10
JM RC-26-05	164	166	105540	EXT,	0.009	0.5	6.01	28	430	1.2	4	2.82	0.5	15	8	54	3.88	1.4	1.71	814	2	1.76	8	780	6	0.61	5	361	0.42	138	10	67	10
JM RC-26-05	166	168	105541	EXT	0.006	0.5	7.01	13	480	1.1	6	3.62	0.6	16	8	33	3.90	1.3	1.58	1030	1	2.08	8	800	6	0.81	5	443	0.41	144	10	67	10
JM RC-26-05	168	170	105542	EXT	0.008	0.5	4.23	14	480	1.3	8	3.31	1	20	9	98	4.71	1.11	1.7	1430	1	1.86	13	780	7	0.72	5	426	0.41	144	10	172	10
JM RC-26-05	170	172	105543	EXT	0.02	0.5	4.96	29	530	2.1	5	1.32	1	10	8	666	2.63	1.57	1.13	524	1	0.96	11	450	5	1.86	5	353	0.42	152	10	105	10
JM RC-26-05	172	174	105544	EXT	0.011	0.5	0.54	130	300	0.9	2	0.67	0.8	3	10	140	5.41	0.47	0.4	241	8	0.7	3	750	33	1.66	6	781	0.37	127	10	28	10
JM RC-26-05	174	176	105545	ORG	0.009	0.5	3.32	125	180	0.5	2	0.82	0.6	3	11	72	1.94	0.54	0.40	317	14	0.5	4	280	19	4.88	8	181	0.22	53	10	32	40
JM RC-26-05	176	178	105547	EXT	0.013	0.5	4.08	258	380	1.1	4	1.24	0.6	4	11	414	2.84	1.08	0.06	280	4	0.37	4	880	38	2.15	7	388	0.38	123	10	71	30
JM RC-26-05	178	180	105548	EXT	0.010	0.5	6.3	87	400	2.1	5	3.01	1	18	18	427	3.98	1.08	1.44	670	1	0.81	14	840	21	3.18	5	257	0.41	154	10	202	10
JM RC-26-05	180	182	105549	EXT	0.018	0.5	6.34	109	310	1.2	8	2.12	0.8	19	23	173	5.11	0.83	1.67	1410	1	1.62	17	880	22	1.86	5	375	0.43	150	10	176	10
JM RC-26-05	182	184	105550	EXT	0.054	0.5	6.46	72	330	1.3	6	1.2	0.6	17	8	63	4.45	1.06	1.00	1080	1	0.76	17	820	38	2.45	5	129	0.42	154	10	184	10
JM RC-26-05	184	186	105551	EXT	0.027	0.5	6.53	40	480	1.1	5	3.45	1.1	21	10	45	5	1.06	1.78	1500	1	2.06	15	880	20	0.73	6	400	0.44	156	10	136	10
JM RC-26-05	186	188	105552	EXT	0.013	0.5	6.1	32	470	1.1	8	3.00	0.8	14	11	66	4.2	1.12	1.60	1035	1	2.08	8	840	13	0.54	5	466	0.44	152	10	86	10
JM RC-26-05	188	190	105553	EXT	0.012	0.6	6.1	36	470	1.1	3	4.25	0.8	13	12	71	4.22	1.3	1.63	1025	1	3.31	6	870	13	0.52	5	531	0.45	158	10	91	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-26-05	190	192	105554	EXT	0.014	0.5	7.81	33	460	1.1	4	4.56	1	15	11	52	4.22	1.12	1.64	1006	1	2.16	11	830	11	0.32	5	460	0.44	156	10	81	10
JM RC-26-05	192	194	105555	EXT	0.01	0.5	8.15	42	370	1	2	3.79	1.2	15	9	162	4.29	0.77	1.90	972	1	1.73	13	740	10	1.35	5	361	0.43	150	10	114	10
JM RC-26-05	194	196	105556	EXT	0.009	0.5	8.2	45	420	1.2	2	1.75	0.5	16	10	446	4.81	1.31	1.64	679	1	1.22	14	670	11	1.32	5	208	0.43	160	10	87	10
JM RC-26-05	196	198	105557	EXT	0.01	0.5	6.16	46	380	1.1	3	3.8	0.6	15	10	55	4.25	0.9	1.62	619	1	2.16	12	650	10	1.04	5	413	0.43	162	10	116	10
JM RC-26-05	198	200	105558	EXT	0.009	0.5	6.87	48	470	1.1	2	2.91	0.6	14	10	42	4.41	1.1	1.64	606	2	2.24	12	910	21	1.42	5	410	0.46	160	20	114	10
JM RC-26-05	200	202	105559	EXT	0.006	0.5	6.54	48	380	1.1	2	3.68	0.7	14	8	21	4.14	0.56	1.64	600	1	2.13	11	880	21	0.91	5	500	0.44	154	10	116	10
JM RC-26-05	202	204	105560	ORG	0.005	0.5	5.98	33	500	1.3	2	3.11	1	17	8	19	4.82	0.76	2.01	842	1	2.06	13	870	17	0.28	5	483	0.47	160	10	134	10
JM RC-26-05	204	206	105562	EXT	0.014	0.5	7.63	53	470	1.1	2	2.51	0.5	15	15	78	3.96	1.02	1.48	690	4	1.46	12	720	7	0.77	5	385	0.36	137	20	150	70
JM RC-26-05	206	208	105563	EXT	0.009	0.5	6.32	47	380	1.2	2	2.19	0.5	16	8	8	4.36	0.74	1.72	782	2	1.73	12	740	2	0.38	5	387	0.42	144	10	126	20
JM RC-26-05	208	210	105564	EXT	0.014	0.5	6.38	43	420	1.3	2	1.94	0.5	16	7	16	4.03	0.94	1.74	645	1	1.6	10	790	2	1.61	5	429	0.41	156	10	142	30
JM RC-26-05	210	212	105565	EXT	0.013	0.5	6.35	48	370	1.2	2	2.72	0.5	18	12	73	4.40	0.74	1.78	729	3	1.75	12	830	6	2.06	5	444	0.42	152	10	136	30
JM RC-26-05	212	214	105566	EXT	0.013	0.5	6.46	52	440	1.3	2	1.7	0.5	18	13	104	4.7	1.46	1.5	663	4	1.48	23	800	14	2.5	5	338	0.41	144	10	144	30
JM RC-26-05	214	216	105567	EXT	0.016	0.5	6.3	54	520	1.3	2	2.03	0.5	17	14	29	4.77	0.9	1.74	1040	1	1.73	16	640	2	0.3	5	381	0.41	156	10	237	10
JM RC-26-05	216	218	105568	EXT	0.01	0.5	6.10	78	410	1.3	2	1.52	0.5	21	8	41	4.03	0.96	1.87	686	2	1.56	16	730	20	2.96	5	304	0.41	152	10	256	20
JM RC-26-05	218	220	105569	EXT	0.008	0.5	6.11	78	440	1.3	2	2.77	1.6	18	9	32	4.72	0.81	1.81	1025	2	1.62	17	800	124	2.01	5	408	0.42	153	10	408	20
JM RC-26-05	220	222	105570	EXT	0.034	0.5	6.46	45	540	1.3	2	0.66	0.5	4	12	152	5.9	0.97	0.84	434	1	1	6	700	51	1.47	5	219	0.36	182	10	146	10
JM RC-26-05	222	224	105571	EXT	0.082	0.7	6.66	27	380	0.5	2	0.44	0.5	1	15	37	2.27	1.4	0.14	86	4	0.27	2	600	20	0.58	5	288	0.14	138	10	22	10
JM RC-26-05	224	226	105572	EXT	0.030	1	6.94	24	370	0.5	2	0.33	0.5	1	14	47	3.52	1.4	0.16	60	4	0.31	3	770	80	0.31	5	354	0.14	123	10	27	10
JM RC-26-05	226	228	105573	EXT	0.061	0.6	6.90	32	450	0.5	2	0.37	0.5	1	14	61	2.74	1.45	0.21	66	4	0.33	2	800	138	0.42	5	340	0.16	121	10	32	10
JM RC-26-05	228	230	105574	EXT	0.07	0.6	7.23	30	540	0.5	2	0.4	0.5	2	21	75	3.34	1.56	0.38	137	9	0.37	2	800	116	0.43	5	353	0.16	133	10	38	10
JM RC-26-05	230	232	105575	EXT	0.116	0.6	7.25	18	570	0.5	2	0.1	0.5	1	25	24	3.4	1.58	0.09	32	13	0.2	2	810	124	0.34	5	385	0.15	128	10	17	10
JM RC-26-05	232	234	105576	EXT	0.080	0.6	6.74	19	430	0.5	2	0.09	0.5	1	20	19	2.98	1.44	0.06	33	6	0.16	1	670	76	0.28	5	382	0.15	139	10	15	10
JM RC-26-05	234	236	105577	EXT	0.080	0.6	6.65	17	400	0.5	2	0.38	0.5	1	22	37	3	1.58	0.15	79	14	0.28	3	780	72	0.53	5	356	0.16	122	10	16	10
JM RC-26-05	236	238	105578	ORG	0.104	0.7	6.40	16	470	0.5	2	0.44	0.5	1	19	61	3.25	1.45	0.2	116	4	0.33	3	720	45	1.45	5	324	0.25	108	10	23	60
JM RC-26-05	238	240	105580	EXT	0.040	0.5	8.1	34	70	0.6	2	0.35	0.5	10	10	808	4.29	1.72	0.25	67	5	0.16	4	560	173	4.87	5	362	0.32	104	10	51	30
JM RC-26-05	240	242	105581	EXT	0.061	0.7	5.25	125	150	0.7	2	0.47	0.5	5	21	379	3	0.85	0.1	57	12	0.13	11	510	38	3.13	5	316	0.18	72	10	20	20
JM RC-26-05	242	244	105582	EXT	0.045	0.6	6.18	27	820	3.1	2	1.28	0.5	14	14	302	3.8	0.88	1.08	644	4	1.58	14	780	11	1.62	5	371	0.36	122	10	172	10
JM RC-26-05	244	246	105583	EXT	0.053	0.5	7.19	17	800	1.1	2	1.48	0.5	12	18	140	3.83	1.38	1.34	734	4	1.32	14	790	28	1.93	5	282	0.36	114	10	153	10
JM RC-26-05	246	248	105584	EXT	0.030	0.5	7.87	28	830	1.2	2	2.28	0.5	15	18	148	4.12	1.5	1.6	775	4	1.96	11	860	2	2.16	5	640	0.38	124	10	96	10
JM RC-26-05	248	250	105585	EXT	0.033	0.5	7.75	17	860	1.2	2	2.85	0.5	14	16	134	3.87	1.66	1.7	712	4	2.16	13	910	2	1.05	5	485	0.4	128	10	76	10
JM RC-26-05	250	252	105586	EXT	0.030	0.5	7.09	21	380	1.2	2	2.55	0.6	14	15	108	3.58	1.44	1.71	740	4	1.86	12	850	2	2.36	5	419	0.39	121	10	74	10
JM RC-26-05	252	254	105587	EXT	0.021	0.5	7.11	20	300	1.2	2	2.44	0.5	14	20	120	3.64	1.5	1.48	844	4	2.07	12	830	2	3.3	5	801	0.38	122	10	72	10
JM RC-26-05	254	256	105588	EXT	0.010	0.6	7	21	180	1.2	2	2.64	0.5	14	15	63	3.53	1.46	1.45	661	3	2.3	12	820	2	3.66	5	728	0.39	119	10	63	10
JM RC-26-05	256	258	105589	ORG	0.030	0.5	7.04	27	140	1.1	2	2.8	0.5	13	24	90	3.62	1.40	1.58	625	4	2.21	14	840	2	4.36	5	715	0.36	117	10	71	10
JM RC-26-05	258	260	105591	EXT	0.020	0.5	6.20	13	130	1	2	2.45	0.5	15	21	336	3.3	1.42	1.28	448	5	1.86	11	740	2	4.21	5	387	0.34	108	10	68	10
JM RC-26-05	260	262	105592	EXT	0.011	0.6	6.75	12	130	1.1	2	2.71	0.5	12	19	160	3.4	1.22	1.44	828	2	2.32	15	780	2	4.67	5	1165	0.37	112	10	64	10
JM RC-26-05	262	264	105593	EXT	0.029	0.5	7.05	14	120	1.1	2	3.1	0.5	12	19	165	3.6	1.52	1.36	880	4	1.84	12	830	4	4.62	5	671	0.36	116	10	70	10
JM RC-26-05	264	266	105594	EXT	0.020	0.5	7.1	24	220	1.2	2	2.83	0.5	11	18	110	3.4	1.5	1.2	633	3	1.80	11	780	5	3.61	5	458	0.35	106	10	68	10
JM RC-26-05	266	268	105595	EXT	0.070	0.5	7.32	30	440	1.3	2	2.95	0.6	11	14	138	3.8	1.42	1.23	708	3	2.29	12	780	2	2.12	5	482	0.34	103	10	90	10
JM RC-26-05	268	270	105596	EXT	0.021	0.5	7.82	10	960	1.2	2	3.33	0.5	13	19	83	3.71	1.58	1.48	680	6	2.38	15	680	2	0.88	5	564	0.38	122	10	68	10
JM RC-26-05	270	272	105597	EXT	0.024	0.6	7.03	26	430	1.4	2	1.99	0.6	10	12	318	3.28	1.2	0.8	748	4	2.24	7	800	2	1.48	5	388	0.25	80	10	111	10
JM RC-26-05	272	274	105598	EXT	0.023	0.5	7.84	20	910	1.3	2	2.03	0.5	15	20	84	4.03	1.2	1.73	964	4	2.17	13	810	3	0.83	5	474	0.38	134	10	100	10
JM RC-26-05	274	276	105599	EXT	0.054	0.5	7.34	17	220	1.6	2	0.75	0.6	13	11	32	3.78	1.44	1.58	798	3	1.31	10	730	11	3.11	5	178	0.36	118	10	170	10
JM RC-26-05	276	278	105600	EXT	0.074	0.5	7.22	25	240	1.9	2	0.7	0.6	13	18	116	3.53	1.58	1.24	548	4	0.86	12	700	25	3.21	5	134	0.33	116	10	184	10
JM RC-26-05	278	280	105601	EXT	0.124	0.6	7.4	15	180	1.6	2	0.9	0.5	13	14	112	3.66	1.94	0.93	380	4	0.52	11	680	30	3.87	5	154	0.31	108	10	184	10
JM RC-26-05	280	282	105602	EXT	0.123	0.7	6.90	56	180	1	2	0.66	0.5	9	15	251	3.52	1.74	0.8	300	6	0.33	8	880	17	3.31	5	256	0.25	101	10	191	30
JM RC-26-05	282	284	105603	EXT	0.114	0.5	6.74	14	470	0.5	2	0.2	0.5	3	40	182	2.44	1.56	0.17	108	18	0.14	13	700	80	0.98	5	253	0.17	88	10	33	10
JM RC-26-05	284	286	105604	EXT	0.146	0.5	6.10	6	460	0.5	2	0.13	0.5	2	19	173	2.47	1.48	0.08	58	14	0.1	5	878	66	1.94	5	301	0.14	66	10	16	10
JM RC-26-05	286	288	105605	EXT	0.112	0.6	5.90	16	330	0.5	2	0.2	0.5	2	20	65	2.33	1.28	0.11	73	13	0.13	6	850	44	1.76	5	242	0.15	87	10	22	10
JM RC-26-05	288	290	105606	EXT	0.086	0.6	6.67	16	380	0.5	2	0.21	0.5	2	22	179	2.36	1.52	0.16	180	6	0.16	7	580	14	0.81	5	148	0.19	87	10	38	10
JM RC-26-05	290	292	105607	EXT	0.021	0.5	7.26	62	240	1.4	2	0.22	1.2	14	15	345	2.64	1.5	0.63	313	8	0.3	15	900	46	2.35	5	154	0.25	72	10	346	90
JM RC-26-05	292	294	105608	EXT	0.043	0.6	6.86	30	130	1.2	2	0.1	0.5	10	18	881	3.73	1.57	0.59	83	1	0.12	16	750	7	4.06	5	112	0.38	122	10	54	10
JM RC-26-05	294	296	105609	EXT	0.02	0.5	7.3	33	160	1.1	2	0.17	0.5	12	7	444	2.78	0.6	0.79	131	2	0.14	12	640	30	3.18	5	68	0.33	66	10	48	10
JM RC-26-05	296	298	105610	EXT	0.093	0.7	6.34	13	270	0.5	2	0.11	0.5	5	13	230	2.38	1.73	0.1	46	5	0.13	3	530	14	2.13	5	288	0.15	88	10	17	10
JM RC-26-05	298	300	105611	EXT	0.82	0.6	6.01	205	100	0.6	2	0.33	0.5	5	7	664	6.16	0.9	0.07	31	5	0.40	1	630	31	3.78	10	455	0.32	123	10	10	30
JM RC-26-05	300	302	105612	EXT	0.112	0.5	5.97	40	330	0.5	2	0.14	0.5	2	11	230	2.34	1.36	0.11	70	15	0.1	5	620	13	2.21	5	217	0.14	67	10	21	10
JM RC-26-05	302	304	105613	EXT	0.241	0.5	6.10	8	460	0.5	2	0.1	0.5	1	17	118	2	1.72	0.11	46	33	0.08	5	680	33	1.42	5	337	0.14	68	10	16	10
JM RC-26-05	304	306	105614	ORG	0.261	0.5	6.17	18	580	0.5	2	0.09	0.5	1	12	60	2	1.68	0.11	44	20	0.08	2	470	33	0.37	5	261	0.12	64	10	14	10
JM RC-26-05	306	308	105616	EXT	0.295	0.6	6.09	21	580	0.5	2	0.1	0.5	3	15	263	2	1.57	0.14	82	27	0.09	4	610	32	0.95	5	283	0.13	64	10	26	10
JM RC-26-05	308	310	105617	EXT	0.284	0.5	6.29	13	860	0.5	2	0.09	0.5	3	19	118	2.54	1.58	0.11	42	21	0.07	5	630	32	0.44	5	238	0.14	63	10	15	10
JM RC-26-05	310	312	105618	EXT	0.263	0.5	6.0	23	610	0.5	2	0.1	0.5	2	18	126	2.15	1.46	0.11	63	22	0.07	2	710	55	1.1	5	324	0.12	53	10	17	20
JM RC-26-05	312	314	105619	EXT	0.266	0.5	6.32	38	190	0.5	2	0.12	0.5	3	19	234	2.6	1.54	0.15	56	23	0.08	4	620	46	2.62	5	348	0.13	67	10	26	90
JM RC-26-05	314	316	105620	EXT	0.250	0.6	5.96	40	170	0.6	2	0.09	0.5	2	11	306	2.82	1.28	0.07	45	29	0.07	1	620	62	2.91	5	317	0.13	56	10	16	60
JM RC-26-05	316	318	105621	EXT	0.172	10.4	4.80	2580	30	0.5	98	0.12	0.5	3	15	6430	3.83	0.55	0.03	31	27	0.06	6	560	258	4.38	91	311	0.06	46	10	27	160
JM RC-26-05	318	320	105622	EXT	0.134	7.4	5.01	1500	40	0.5	14	0.21	0.5	5	13	2810	3.86	0.58	0.14	140	21	0.12	4	540	142	3.53	38	256	0.14	61	10	37	220
JM RC-26-05	320	322	105623	EXT	0.187	1.9	4.8	230	130	0.5	4	0.09	0.5	2	20	642	2.86	0.40	0.05	44	40	0.06	9	600	274	2.08	6	309	0.1	48	10	13	60
JM RC-26-05	322	324	105624	EXT	0.19	0.6	5.66	60	280	0.5	5	0.1	0.5	2	17	280	2.34	1.42	0.12	60	28	0.07	5	610	78	1.98	5	225	0.14	62	10	18	40
JM RC-26-05	324	326	105625	EXT	0.205	1	6.14	54	460	0.5	4	0.13	0.5	3	16	304	2.86	1.55	0.18	71	17	0.11	4	630	50	0.96	5	229	0.15	73	10	32	10
JM RC-26-05	326	328	105626	EXT	0.251	0.5	5.6	24	290	0.5	2	0.08	0.5	1	17	140	2.00	1.52	0.12	91	18	0.06	3	570	37	2.2	5	178	0.13	71	10	17	30
JM RC-26-05	328	330	105627	EXT	0.273	0.5	5.80	23	220	0.5	2	0.1	0.5	2	19	133	3.07	1.54	0.11	40	18	0.06	3	570	38	2.09	5	178	0.13	78	10	18	90
JM RC-26-05	330	332	105628	EXT	0.219	0.5	5.6	24	530	0.5	2	0.13	0.5	1	12	304	2.72	1.60	0.19	65	25	0.06	4	600	32	0.7	5	180	0.19	73	10	25	10
JM RC-26-05	332	334	105629	EXT	0.248	0.6	4.60	27	540	0.8	2	0.17	0.5	3	17	434	2.64	1.6	0.2	77	25	0.13	7	600	32	0.93	5	200	0.14	78	10	29	10
JM RC-26-05	334	336	105630	EXT	0.202	0.6	6.07	34	910	0.6	2	0.14	0.5	4	15	441	2.67	1.6	0.24	112	23	0.11	8	660	25	1.4	5	180	0.21	78	10	38	10
JM RC-26-05	336	338	105631	EXT	0.184	0.6	6.28	34	540	0.5	2	0.17	0.5	4	18	341	3.01	1.54	0.18	65	35	0.11	8	630	28	1.27	5	264	0.19	62	10	30	10
JM RC-26-05	338	340	105632	EXT	0.217	0.6	6.28	28	530	0.5	2	0.13	0.5	3	15	336	2.62	1.38	0.17	67	28	0.09	5	580	30	0.86	5	245	0.14	81	10	38	10
JM RC-26-05	340	342	105633	EXT	0.18	0.5	6.63	41	870	0.6	2	0.15	0.6	3	21	375	2.63	1.36	0.23	78	38	0.12	3	630	31	0.71	5	241	0.16	84	10	38	10
JM RC-26-05	342	344	105634	EXT	0.13	0.6	6.05	52	140	0.7	2	0.38	0.5	12	15	586	3.88	1.34	0.32	183	14	0.16	8	670	30	2.87	5	190	0.23	66	10	81	10
JM RC-26-05	344	346	105635	EXT	0.162	0.6	6.83	14	470	0.5	2	0.1	0.5	3	17	225	2.54	1.3	0.13	53	20	0.09	5	500	16	0.86	5	253	0.15	68	10	25	10
JM RC-26-05	346	348	105636	EXT	0.146	0.5	6.5	21	440	0.5	2	0.11	0.5	1	15	120	2.63	1.44	0.14	64	33	0.1	1	650	17	0.62	5	221	0.17	68	10	26	10
JM RC-26-05	348	350	105637	EXT	0.016	0.6	7.33	27	180	1.3	2	0.28	0.5	9	8	334	2.10	0.93	0.54	164	3	0.25	6	730	150	2.85	5	125	0.37	113	10	35	30
JM RC-26-05	350	352	105638	EXT	0.021	0.6	6.35	154	250	1.2	2	0.15	2.5	12	7	380	2.75	1.44	0.54	438	11	0.62	6	400	114	2.32	5	134	0.21	57	10	[illegible]	130
JM RC-26-05	352	354	105639	EXT	0.011	0.6	6.9	75	310	1.1	2	0.1	0.6	10	8	180	2.38	1.34	0.41	301	7	1	12	280	7	2	5	170	0.16	40	10	160	40
JM RC-26-05	354	356	105640	EXT	0.004	1	7.25	84	380	1.2	2	0.13	0.7	14	18	276	2.40	1.42	0.33	130	4	0.18	7	330	2	2.17	5	234	0.21	58	10	148	40
JM RC-26-05	356	358	105641	ORG	0.001	0.7	6.01	70	530	1.1	2	1.48	1	21	14	198	3.10	1.53	0.62	514	4	1.08	12	530	4	1.40	5	288	0.28	67	10	201	60
JM RC-26-05	358	360	105643	EXT	0.084	0.6	7.09	63	370	1.1	2	0.27	1.6	7	7	254	2.71	1.56	0.18	75	5	0.15	6	450	2	2.18	5	380	0.19	53	10	50	10
JM RC-26-05	360	362	105644	EXT	0.051	0.5	6.97	60	480	1.8	2	0.44	0.6	13	30	646	3.06	1.35	0.77	305	13	0.58	17	790	18	2.30	5	186	0.33	118	10	221	10
JM RC-26-05	362	364	105645	EXT	0.023	0.5	7.13	28	620	2	2	0.64	0.5	8	4	67	2.15	1.46	0.41	481	2	1.06	8	480	2	1.1	5	284	0.16	47	10	238	10
JM RC-26-05	364	366	105646	EXT	0.032	0.5	7.98	31	440	1.7	2	1.67	0.6	8	14	128	3.34	1.6	0.82	775	5	1.8	11	710	5	2.05	5	348	0.29	88	10	195	10
JM RC-26-05	366	368	105647	EXT	0.041	0.5	6.78	31	210	1.5	2	1.48	0.5	11	12	292	3.67	1.26	0.72	708	6	2.13	9	540	4	7.3	5	337	0.25	68	10	188	10
JM RC-26-05	368	370	105648	EXT	0.016	0.5	6.79	39	290	1.7	2	0.7	0.5	7	4	287	3.57	1.2	0.38	886	2	2.41	8	420	2	2.18	5	280	0.15	41	10	164	10
JM RC-26-05	370	372	105649	EXT	0.013	0.5	6.84	19	510	1.4	2	1.98	0.5	11	14	233	3.41	1.34	0.99	747	3	2.2	11	430	2	1.44	5	366	0.27	82	10	112	10
JM RC-26-05	372	374	105650	EXT	0.017	0.5	6.64	40	180	1.5	2	1.07	0.6	12	7	707	3.52	1.06	0.4	818	4	2.14	8	418	11	2.84	5	258	0.2	84	10	148	10
JM RC-26-05	374	376	105651	EXT	0.034	0.5	6.81	34	250	1.6	2	1.34	0.5	12	8	864	3.43	1.18	0.43	1096	2	2.15	8	440	8	2.25	5	271	0.2	88	10	168	10
JM RC-26-05	376	378	105652	EXT	0.027	0.5	7	44	160	1.6	2	1.44	0.6	14	6	830	3.31	0.95	0.4	1038	2	2.56	8	440	14	2.49	5	321	0.19	52	10	178	10
JM RC-26-05	378	380	105653	EXT	0.030	0.5	7.17	40	160	1.6	2	1.87	0.6	14	12	796	3.37	1.23	0.51	887	4	2.2	10	510	10	2.77	5	270	0.22	44	10	202	20
JM RC-26-05	380	382	105654	EXT	0.03	0.5	6.99	38	190	1.5	2	0.67	0.5	15	4	644	3.1	1.40	0.42	887	2	2.12	10	440	7	2.73	5	194	0.16	88	10	128	10
JM RC-26-05	382	384	105655	EXT	0.024	0.5	6.86	22	220	1.6	2	1.12	0.5	16	9	1105	3.08	1.36	0.43	875	3	2.30	10	440	5	2.46	5	282	0.17	90	10	156	10
JM RC-26-05	384	386	105656	EXT	0.020	0.5	6.72	31	170	1.7	2	0.75	0.5	14	7	1200	3.42	1.10	0.40	1670	3	2.46	8	310	5	2.04	5	278	0.14	55	10	178	20
JM RC-26-05	386	388	105657	EXT	0.032	0.5	6.46	40	90	1.5	2	0.76	0.5	24	10	938	4.28	0.98	0.41	1008	3	2.40	11	440	14	3.76	5	270	0.16	61	10	173	20
JM RC-26-05	388	390	105658	EXT	0.020	0.5	6.96	29	160	1.5	3	0.83	0.6	15	6	710	2.73	1.05	0.46	742	4	2.05	8	450	4	2.57	5	307	0.17	53	10	138	20
JM RC-26-05	390	392	105659	EXT	0.03	0.5	6.1	131	180	1.9	2	1.42	0.6	16	25	754	2.77	1.42	0.67	405	10	1.40	8	980	10	3.81	5	164	0.23	60	10	156	160
JM RC-26-05	392	394	105660	ORG	0.013	0.5	6.02	102	130	1.7	2	1.7	0.5	13	9	814	2.75	1.97	0.28	215	4	0.62	10	410	7	3.77	5	280	0.16	90	10	84	190
JM RC-26-05	394	396	105662	EXT	0.027	0.5	5.48	114	70	1.1	2	0.98	0.6	10	12	545	4.1	1.38	0.38	229	5	0.95	6	380	7	4.95	5	164	0.2	56	10	154	170
JM RC-26-05	396	398	105663	EXT	0.036	0.5	6.79	86	120	1.6	3	1.02	0.6	10	8	86	3.2	1.34	0.74	382	3	1.00	10	430	3	3.67	5	160	0.17	52	10	184	180
JM RC-26-05	398	400	105664	EXT	0.025	3.3	5.45	20	140	0.6	2	0.06	0.5	8	8	5750	4.03	2.11	0.17	35	7	0.08	4	950	26	4.32	5	288	0.08	51	10	15	280
JM RC-27-05	0	2	105665	EXT	0.139	0.5	7.7	71	420	0.7	5	0.5	0.6	2	64	323	5.12	0.86	0.65	130	46	0.27	12	1430	17	0.95	5	501	0.24	134	10	53	30
JM RC-27-05	2	4	105666	EXT	0.107	0.5	6.42	154	280	1	5	6.3	0.6	1	110	653	7.47	1.56	0.87	88	41	0.14	30	2100	9	0.64	5	628	0.25	183	10	52	10

HOLE	From	To	SAMP	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_f_ppb
JM RC-27-06	4	6	105667	EXT	0.130	0.5	6.85	38	330	0.8	6	0.7	0.5	1	85	345	4.77	1.4	0.67	87	37	0.15	26	1740	13	0.33	5	758	0.36	156	10	43	30
JM RC-27-06	6	8	105668	EXT	0.14	0.5	7.46	22	280	0.7	6	0.14	0.7	1	64	540	6.09	1.17	0.47	47	53	0.13	11	1290	23	0.27	5	641	0.21	119	10	15	10
JM RC-27-06	8	10	105669	EXT	0.140	0.5	6.36	34	260	1.1	7	0.16	0.6	1	67	432	5.98	1.26	1.2	48	66	0.1	35	1080	5	0.23	5	783	0.3	156	10	53	10
JM RC-27-06	10	12	105670	EXT	0.117	0.5	6.88	25	230	1.5	5	0.2	0.6	1	66	383	6.21	1.54	1.34	70	61	0.09	38	2030	5	0.26	5	548	0.37	188	10	60	10
JM RC-27-06	12	14	105671	EXT	0.222	0.5	6.83	35	270	0.4	5	0.14	0.6	1	86	387	6.03	1.82	0.8	38	34	0.09	25	1400	5	0.27	5	570	0.31	160	10	31	10
JM RC-27-06	14	16	105672	EXT	0.140	0.5	6.28	48	250	1.1	3	0.21	0.7	1	88	461	6.75	1.88	1.12	41	35	0.06	32	2200	7	0.29	5	601	0.37	181	10	43	10
JM RC-27-06	16	18	105673	EXT	0.082	0.9	6.46	81	440	0.7	2	0.14	0.5	1	47	299	4.79	1.44	0.14	38	29	0.08	7	1450	14	0.38	5	488	0.2	97	10	8	10
JM RC-27-06	18	20	105674	EXT	0.062	0.7	6.07	233	480	0.5	2	0.04	0.5	1	6	25	1.48	1.08	0.1	34	48	0.08	2	480	5	0.48	15	144	0.08	28	10	3	430
JM RC-27-06	20	22	105675	EXT	0.126	0.8	5.02	446	620	0.5	2	0.04	0.5	1	6	66	1.54	1.79	0.04	50	54	0.09	3	420	10	0.62	5	124	0.08	22	10	3	310
JM RC-27-06	22	24	105676	EXT	0.074	0.5	5.16	156	680	0.5	2	0.05	0.7	1	7	41	1.88	1.58	0.05	44	62	0.09	2	540	15	0.67	15	231	0.08	30	10	4	260
JM RC-27-06	24	26	105677	EXT	0.217	1	4.87	491	580	0.5	2	0.03	0.6	1	7	44	1.72	1.3	0.06	63	64	0.06	3	350	8	0.7	28	92	0.07	16	10	4	1420
JM RC-27-06	26	28	105678	EXT	0.127	0.5	4.36	187	590	0.5	2	0.05	0.6	2	6	44	1.7	1.2	0.06	43	66	0.07	5	540	14	0.83	13	202	0.05	20	10	4	290
JM RC-27-06	28	30	105679	EXT	0.134	0.6	4.38	285	300	0.5	2	0.06	0.8	4	6	170	2.64	1.32	0.03	61	126	0.08	4	700	22	1.73	11	323	0.04	38	10	5	930
JM RC-27-06	30	32	105680	EXT	0.114	0.8	4.81	873	660	0.5	2	0.01	0.8	1	6	37	2	1.66	0.06	51	47	0.08	4	380	14	0.87	5	130	0.08	27	10	5	270
JM RC-27-06	32	34	105681	EXT	0.179	0.5	5.36	375	600	0.5	2	0.04	0.8	4	7	326	1.84	1.63	0.05	55	65	0.08	4	440	19	1.14	12	164	0.08	25	10	4	840
JM RC-27-06	34	36	105682	EXT	0.11	0.9	4.25	225	630	0.5	2	0.05	0.5	2	6	40	1.41	1.42	0.03	68	42	0.09	3	540	20	0.84	5	182	0.04	24	10	4	170
JM RC-27-06	36	38	105683	EXT	0.134	0.5	4.4	312	580	0.5	2	0.04	0.6	1	6	40	2.12	1.68	0.04	71	40	0.08	8	430	19	1.08	5	147	0.05	18	10	4	300
JM RC-27-06	38	40	105684	EXT	0.08	0.6	3.66	213	660	0.5	2	0.04	0.5	1	7	35	2.02	1.2	0.02	47	40	0.07	4	430	18	0.87	5	185	0.04	18	10	2	130
JM RC-27-06	40	42	105685	EXT	0.056	0.6	3.77	22	560	0.5	2	0.04	0.5	2	6	36	1.36	0.85	0.02	70	57	0.08	4	370	18	0.87	5	158	0.04	13	10	4	100
JM RC-27-06	42	44	105686	EXT	0.05	0.5	2.2	24	480	0.5	3	0.05	0.5	1	6	29	1.4	0.28	0.01	57	86	0.05	3	460	31	0.73	5	247	0.02	6	10	4	110
JM RC-27-06	44	46	105687	EXT	0.075	0.5	3.08	17	170	0.5	3	0.04	0.5	5	6	59	1.8	0.57	0.01	67	136	0.04	4	400	28	1.38	5	148	0.04	9	10	4	130
JM RC-27-06	46	48	105688	EXT	0.320	1.1	4.3	148	118	0.5	2	0.04	0.5	10	7	229	2.71	1.34	0.05	58	43	0.04	4	440	24	2.87	21	162	0.04	13	10	5	840
JM RC-27-06	48	50	105689	ORG	0.264	1.1	5.5	173	140	0.5	2	0.03	0.5	8	5	119	2.7	1.48	0.06	34	44	0.06	4	350	8	3.08	5	16	0.05	18	10	6	819
JM RC-27-06	50	52	105691	EXT	0.341	1.2	5.37	202	318	0.5	2	0.02	1	18	5	132	2.44	1.9	0.07	33	88	0.07	2	330	8	2.51	5	77	0.08	17	10	6	1430
JM RC-27-06	52	54	105692	EXT	0.233	0.8	4.83	34	320	0.5	3	0.02	0.5	10	6	134	2.86	1.82	0.07	44	74	0.06	4	330	8	2.54	5	35	0.05	16	10	5	310
JM RC-27-06	54	56	105693	EXT	0.252	0.7	5.21	108	300	0.5	2	0.02	1.0	14	4	437	4.02	1.66	0.04	31	140	0.06	8	420	17	0.73	5	136	0.06	30	10	9	810
JM RC-27-06	56	58	105694	EXT	0.188	0.6	4.80	787	238	0.5	2	0.03	7.0	7	3	1740	2.74	1.9	0.09	38	38	0.05	5	280	17	2.67	10	104	0.08	16	10	30	1470
JM RC-27-06	58	60	105695	EXT	0.333	1.2	4.96	481	200	0.5	2	0.02	2.3	10	3	2800	3.14	1.65	0.06	27	71	0.06	3	280	18	3.4	6	65	0.08	17	10	15	1000
JM RC-27-06	60	62	105696	EXT	0.513	1.4	3.36	154	370	0.5	2	0.02	2.1	6	2	2580	2.34	1.24	0.06	24	67	0.06	2	130	15	2.34	5	91	0.04	12	30	15	630
JM RC-27-06	62	64	105697	EXT	0.603	1.3	5.14	28	180	0.5	2	0.02	1.2	9	1	1190	3.06	1.32	0.1	20	38	0.06	6	220	14	3.22	5	42	0.08	17	10	8	150
JM RC-27-06	64	66	105698	EXT	0.306	2.2	5.25	58	318	0.5	2	0.02	1.4	12	3	3510	3.51	1.92	0.08	44	69	0.07	5	280	22	3.58	5	84	0.08	22	10	13	110
JM RC-27-06	66	68	105699	EXT	0.367	1	4.83	88	230	0.5	2	0.02	1.6	13	2	4140	3.72	1.94	0.09	24	175	0.08	7	330	23	3.66	5	88	0.08	20	10	10	70
JM RC-27-06	68	70	105700	EXT	0.262	0.5	5.96	30	238	0.5	2	0.09	0.6	11	2	3400	3.59	2.02	0.15	31	61	0.09	7	350	18	3.7	5	156	0.08	22	10	6	18
JM RC-27-06	70	72	105701	EXT	0.311	0.5	5.46	17	280	0.5	2	0.02	0.7	10	1	3740	3.01	2.37	0.17	22	24	0.09	6	270	4	3.04	5	92	0.06	19	10	7	18
JM RC-27-06	72	74	105702	EXT	0.311	0.5	5.82	35	240	0.5	4	0.03	0.8	12	2	3630	3.48	1.88	0.14	32	60	0.08	7	370	16	3.53	5	142	0.07	24	10	7	10
JM RC-27-06	74	76	105703	EXT	0.47	0.6	5.33	50	220	0.5	2	0.02	0.6	12	3	3750	3.52	2.42	0.11	20	76	0.07	7	290	14	3.75	5	104	0.07	22	10	9	30
JM RC-27-06	76	78	105704	EXT	0.320	0.6	5.17	185	200	0.5	2	0.05	1.1	10	2	2830	3.84	2.09	0.1	20	58	0.07	6	340	24	4.26	5	145	0.08	25	10	8	60
JM RC-27-06	78	80	105705	EXT	0.258	0.6	4.87	90	380	0.5	2	0.03	1.4	13	10	2380	3.09	1.98	0.13	35	62	0.06	13	330	18	3.12	5	164	0.08	23	10	14	50
JM RC-27-06	80	82	105706	EXT	0.308	1	5.17	19	290	0.5	2	0.09	1.3	8	2	2290	2.45	1.8	0.24	31	68	0.07	7	280	15	2.27	5	86	0.08	21	10	13	20
JM RC-27-06	82	84	105707	EXT	0.372	0.5	5.96	4	350	0.5	5	0.04	0.8	7	3	2820	3.05	2.23	0.26	28	182	0.1	10	350	18	2.96	5	100	0.07	23	10	12	10
JM RC-27-06	84	86	105708	EXT	0.208	0.5	9.44	14	480	0.8	6	0.1	0.6	6	84	470	4.11	1.48	0.83	21	61	0.12	38	1240	11	1.94	5	983	0.36	142	10	25	10
JM RC-27-06	86	88	105709	EXT	0.237	0.6	9.95	10	330	0.8	7	0.12	0.5	5	80	2290	3.35	1.29	0.88	33	38	0.12	42	1620	4	1.44	5	784	0.36	141	10	30	10
JM RC-27-06	88	90	105710	EXT	0.411	0.5	7.95	9	210	0.8	6	0.06	0.6	11	43	5020	4.87	1.58	0.47	37	116	0.16	33	1040	18	5.07	5	607	0.15	88	10	17	10
JM RC-27-06	90	92	105711	EXT	0.245	0.5	7.82	10	300	0.6	4	0.07	0.6	11	48	2820	5.02	1.8	0.74	24	47	0.11	32	700	11	2.77	5	410	0.28	87	10	24	10
JM RC-27-06	92	94	105712	EXT	0.288	0.5	4.38	15	300	0.7	9	0.09	0.9	8	84	2210	4.25	1.52	1.12	37	60	0.09	50	1300	8	0.85	5	788	0.4	144	10	40	10
JM RC-27-06	94	96	105713	EXT	0.214	0.5	6.88	16	310	0.7	6	0.08	0.8	13	84	2370	4.5	2.07	1.26	36	31	0.08	45	1240	13	1.48	5	788	0.43	148	10	40	10
JM RC-27-06	96	98	105714	EXT	0.422	0.6	6.18	5	240	0.5	4	0.07	0.5	13	12	4080	3.7	1.88	0.41	38	54	0.06	16	800	17	3.73	5	210	0.08	42	10	21	10
JM RC-27-06	98	100	105715	EXT	0.278	0.5	6.37	5	120	0.6	2	0.05	0.6	10	21	4430	4.41	1.98	0.07	31	666	0.09	8	840	26	4.81	5	216	0.08	48	10	6	10
JM RC-27-06	100	102	105716	EXT	0.254	0.5	7.16	31	130	0.5	2	0.03	0.5	10	2	3500	3.87	2.61	0.12	21	57	0.08	3	410	18	4	5	130	0.08	23	10	5	50
JM RC-27-06	102	104	105717	ORG	0.235	0.7	7.25	25	200	0.5	4	0.04	1.4	6	1	4400	2.95	2.77	0.18	37	55	0.1	8	400	15	3.08	5	136	0.1	18	10	11	50
JM RC-27-06	104	106	105718	EXT	0.383	0.6	6.61	12	240	0.5	2	0.04	1.1	7	1	4180	2.9	2.27	0.13	28	76	0.06	8	380	18	3.12	5	128	0.08	20	10	8	20
JM RC-27-06	106	108	105720	EXT	0.330	1.1	5.58	112	140	0.5	4	0.04	1.5	10	2	3700	3.29	2.34	0.1	19	47	0.07	7	380	14	3.77	22	148	0.07	18	10	17	80
JM RC-27-06	108	110	105721	EXT	0.486	1.4	4.74	134	180	0.5	2	0.03	1.6	6	1	4770	3	2.15	0.1	37	52	0.06	6	330	13	3.22	5	115	0.08	18	10	10	60
JM RC-27-06	110	112	105722	EXT	0.304	0.8	4.58	341	228	0.5	2	0.04	0.7	8	3	4110	3.28	1.78	0.07	33	68	0.05	7	430	18	3.08	7	132	0.06	23	10	10	30
JM RC-27-06	112	114	105723	EXT	0.321	0.6	5.11	143	258	0.5	2	0.03	0.5	8	3	2480	2.87	1.7	0.1	34	112	0.06	5	310	18	3.18	5	107	0.07	22	10	4	20
JM RC-27-06	114	116	105724	EXT	0.383	0.7	6.81	258	180	0.5	3	0.12	0.5	6	15	4220	4.03	1.84	0.1	23	83	0.08	15	1310	37	4.54	5	881	0.1	53	18	5	70
JM RC-27-06	116	118	105725	EXT	0.346	1.3	5.58	208	150	0.5	2	0.03	0.6	10	4	3070	4.1	2.02	0.07	38	75	0.07	6	480	28	4.48	21	148	0.07	34	10	4	70
JM RC-27-06	118	120	105726	EXT	0.273	0.6	6.61	150	110	0.5	2	0.08	0.5	21	4	2830	3.53	2.97	0.06	24	63	0.06	12	430	22	4.37	5	134	0.08	37	10	4	50
JM RC-27-06	120	122	105727	EXT	0.367	1	6.22	158	200	0.5	2	0.03	0.5	14	6	3540	3.58	2.56	0.11	37	57	0.08	6	400	17	3.91	5	108	0.08	28	18	6	30
JM RC-27-06	122	124	105728	EXT	0.343	0.7	6.18	146	180	0.5	4	0.05	0.6	31	6	2370	2.77	1.51	0.08	29	61	0.12	17	650	31	3.98	15	248	0.05	44	10	5	20
JM RC-27-06	124	126	105729	EXT	0.647	1.4	5.77	50	278	0.5	4	0.04	0.5	4	4	5700	2.08	1.6	0.11	38	57	0.08	7	340	18	2.08	5	98	0.08	37	16	13	30
JM RC-27-06	126	128	105730	EXT	0.347	0.5	6.83	14	220	0.5	2	0.08	0.5	6	12	4430	3.16	2.15	0.08	22	42	0.14	6	570	18	3.58	5	228	0.08	46	18	7	10
JM RC-27-06	128	130	105731	EXT	0.454	0.7	6.4	28	320	1.2	2	0.11	0.6	17	56	4160	3.78	1.26	0.57	48	158	0.14	38	1450	7	3.3	5	873	0.37	128	20	25	40
JM RC-27-06	130	132	105732	EXT	0.207	0.5	9.87	12	300	1.5	3	0.08	0.8	10	57	2910	2.24	1.32	0.43	28	51	0.22	61	1150	3	2.17	5	488	0.29	142	10	22	10
JM RC-27-06	132	134	105733	EXT	0.456	1.1	7.38	118	280	0.5	2	0.08	0.6	13	19	5330	3.3	1.63	0.33	28	116	0.2	13	880	7	3.82	5	308	0.12	70	10	14	30
JM RC-27-06	134	136	105734	EXT	0.252	1.0	6.86	77	170	0.6	3	0.07	0.7	12	17	4300	3.29	2.08	0.12	22	61	0.25	14	840	8	3.08	5	488	0.08	87	10	10	10
JM RC-27-06	136	138	105735	EXT	0.279	0.5	6.85	44	280	0.6	3	0.08	0.8	27	34	3100	1.87	1.14	0.14	15	118	0.3	24	1100	3	2.83	5	814	0.27	100	10	18	18
JM RC-27-06	138	140	105736	EXT	0.378	0.6	5.77	7	200	0.5	4	0.05	0.8	7	6	4840	2.73	1.58	0.14	21	47	0.23	4	530	4	3.86	5	180	0.05	46	18	8	18
JM RC-27-06	140	142	105737	EXT	0.312	0.6	10.46	16	280	0.9	4	0.05	0.6	18	21	4580	2.85	1.5	0.18	18	106	0.48	18	880	8	3.81	5	328	0.17	131	10	16	10
JM RC-27-06	142	144	105738	EXT	0.377	0.8	9.98	17	280	1	4	0.05	0.8	13	20	4480	2.81	1.32	0.27	23	90	0.38	18	480	14	3.88	5	302	0.18	138	10	12	60
JM RC-27-06	144	146	105739	ORG	0.24	0.5	10.66	7	200	1.3	2	0.04	0.8	18	18	2880	1.76	1.19	0.16	18	31	0.6	28	570	5	3.16	5	388	0.27	103	10	13	10
JM RC-27-06	146	148	105741	EXT	0.348	0.7	9.41	13	160	1	2	0.04	0.5	15	18	2360	2.14	1.17	0.2	18	38	0.4	29	500	7	2.9	5	188	0.19	102	10	11	10
JM RC-27-06	148	150	105742	EXT	0.238	0.5	9.73	30	160	1.1	2	0.06	0.7	10	21	1830	2.02	1.2	0.16	14	28	0.51	28	880	7	2.78	5	200	0.23	133	10	12	20
JM RC-27-06	150	152	105743	EXT	0.154	0.9	6.81	344	230	0.9	2	0.06	0.8	13	20	3100	4.55	1.88	0.47	33	54	0.38	12	630	7	5.12	5	184	0.17	140	10	22	80
JM RC-27-06	152	154	105744	EXT	0.15	0.8	8.4	272	240	1.2	2	0.04	0.8	17	21	2940	4.1	1.38	0.48	28	35	0.48	10	640	6	5.06	6	134	0.18	144	10	22	100
JM RC-27-06	154	156	105745	EXT	0.113	0.8	6.55	38	280	1.6	4	0.05	0.6	13	21	1818	4.05	3.11	0.75	41	38	0.78	14	560	2	4.47	5	108	0.18	138	10	21	60
JM RC-27-06	156	158	105746	EXT	0.573	0.8	6.65	25	220	1.3	2	0.05	0.8	8	18	2530	3.01	1.24	0.45	28	44	0.28	18	580	4	3.86	5	76	0.17	107	10	14	40
JM RC-27-06	158	160	105747	EXT	0.48	0.6	9.98	15	210	1.2	2	0.06	0.5	8	16	2400	1.94	1.41	0.86	38	38	0.32	22	740	3	2.16	5	86	0.21	131	10	37	10
JM RC-27-06	160	162	105748	EXT	0.274	0.9	6.26	17	250	1.6	2	0.07	0.8	15	20	2590	3.18	1.22	0.4	28	50	0.33	34	630	2	3.83	5	86	0.18	128	10	19	30
JM RC-27-06	162	164	105749	ORG	0.302	1	6.47	4	310	1.7	2	0.05	0.5	14	14	3100	3.18	1.14	0.36	30	50	0.31	28	710	10	3.41	5	81	0.2	130	10	17	10
JM RC-27-06	164	166	105751	EXT	0.338	0.6	9.88	9	280	1.8	2	0.06	0.5	8	16	3400	2.2	1.52	0.36	42	80	0.31	48	600	2	2.14	5	132	0.21	138	10	21	10
JM RC-27-06	166	168	105752	EXT	0.207	0.7	10.8	9	250	2.4	6	0.06	0.8	8	21	2640	1.05	1.46	0.34	31	74	0.42	71	800	2	1.88	5	131	0.38	137	10	27	10
JM RC-27-06	168	170	105753	EXT	0.301	0.7	10.8	13	320	2.5	2	0.06	1.3	13	21	3020	2.1	1.15	0.41	71	80	0.36	55	640	2	1.73	5	54	0.28	151	10	38	10
JM RC-27-06	170	172	105754	EXT	0.402	0.6	6.8	6	230	2.2	6	0.05	0.6	12	16	3470	2.08	1.53	0.77	100	58	0.3	45	880	2	1.83	5	65	0.23	134	10	48	10
JM RC-27-06	172	174	105755	EXT	0.207	1.1	8.4	16	250	2.6	5	0.05	0.5	13	17	2250	2.53	1.4	1.08	220	28	0.38	26	740	2	1.18	5	112	0.18	131	10	74	18
JM RC-27-06	174	176	105756	EXT	0.32	0.5	4.67	9	280	2.2	3	0.06	3.7	13	17	1830	3.58	1.48	1.36	384	137	0.34	18	780	2	0.86	5	103	0.17	130	10	74	10
JM RC-27-06	176	178	105757	EXT	0.307	0.6	4.56	9	300	2.3	7	0.07	2.5	14	16	2080	3.87	1.8	1.38	430	66	0.38	19	1000	2	0.84	5	117	0.18	140	10	82	10
JM RC-27-06	178	180	105758	EXT	0.454	1.1	7.81	11	300	2.4	4	0.06	0.8	8	13	3620	3.14	1.34	1.87	348	47	0.26	17	650	2	0.48	5	68	0.14	116	10	66	10
JM RC-27-06	180	182	105759	EXT	0.463	1.2	8.4	14	470	2.5	7	0.08	0.7	11	18	4220	3.28	1.56	0.86	388	68	0.3	17	770	4	1.28	5	79	0.2	146	10	56	18
JM RC-27-06	182	184	105760	EXT	0.368	1.1	6.36	12	270	2	4	0.08	0.6	10	15	3870	3.52	1.6	1.08	488	74	0.28	16	360	2	0.48	5	28	0.19	133	10	48	10
JM RC-27-06	184	186	105761	EXT	0.235	0.8	6.27	14	328	2.3	2	0.02	4	12	19	2830	3.04	1.57	1.5	430	73	0.28	13	340	2	0.58	5	38	0.15	140	10	78	18
JM RC-27-06	186	188	105762	EXT	0.27	1.1	6.32	13	220	2.2	4	0.03	7.8	18	17	2890	3.53	1.1	1.08	842	38	0.32	18	430	2	0.54	5	48	0.25	143	18	100	10
JM RC-27-06	188	190	105763	EXT	0.326	0.8	6.91	16	280	1.8	4	0.05	0.7	12	15	3850	3.9	1.36	1.38	400	80	0.27	12	850	3	1.83	5	142	0.19	171	10	72	18
JM RC-27-06	190	192	105764	EXT	0.485	1.2	7.45	15	280	1.9	3	0.06	1.1	13	12	4740	3.1	1.28	1.25	384	64	0.18	12	800	2	1.2	5	106	0.14	109	40	70	18
JM RC-27-06	192	194	105765	ORG	0.287	0.8	6.88	8	250	1.8	2	0.04	0.7	18	15	3270	4.06	1.48	1.96	980	34	0.25	14	610	4	1.37	5	42	0.16	129	18	106	18
JM RC-27-06	194	196	105767	EXT	0.244	0.6	7.74	8	220	1.6	2	0.03	0.7	13	11	2778	3.81	1.64	1.28	258	60	0.21	14	450	12	1.56	5	67	0.08	85	10	54	18
JM RC-27-06	196	198	105768	EXT	0.248	0.8	7.68	5	250	2	2	0.04	0.7	18	13	2850	3.56	1.72	1.72	434	61	0.18	13	510	3	0.62	13	46	0.15	115	10	91	18
JM RC-27-06	198	200	105769	EXT	0.488	1.0	7.88	8	230	2.3	5	0.04	1.1	8	11	5480	3.44	2.08	1.28	343	115	0.15	20	900	6	2	4	42	0.15	182	18	64	18
JM RC-27-06	200	202	105770	EXT	0.222	1.7	6.86	11	200	2.5	3	0.08	4.3	12	14	2578	2.79	2.15	1.48	336	41	0.17	23	900	6	0.86	18	76	0.2	131	10	122	10
JM RC-27-06	202	204	105771	EXT	0.372	2.0	9.1	20	428	2.3	2	0.06	1.3	15	13	2810	3.81	2.28	0.7	212	108	0.16	16	810	72	2.06	9	367	0.13	118	18	79	80
JM RC-27-06	204	206	105772	EXT	0.385	1.5	6.49	16	300	2.1	2	0.04	1	11	18	4400	2.83	2.12	1.83	288	62	0.15	18	900	11	1.34	5	198	0.14	97	10	68	20
JM RC-27-06	206	208	105773	EXT	0.364	1.4	4.42	8	190	0.9	2	0.02	0.5	14	1	4370	2.58	1.73	0.41	81	24	0.1	7	280	13	2.19	5	82	0.04	32	80	29	30
JM RC-27-06	208	210	105774	EXT	0.362	1	6.64	16	380	1.2	2	0.03	0.5	11	8	4780	2.32	2.17	0.96	88	37	0.16	8	420	12	1.98	9	118	0.07	38	18	47	90
JM RC-27-06	210	212	105775	EXT	0.467	3.1	6.57	46	340	1.1	5	0.03	7.5	8	5	5100	2.81	1.88	0.5	63	15	0.14	8	380	43	2.62	35	75	0.08	37	10	85	100
JM RC-27-06	212	214	105776	EXT	0.474	12	6.14	41	338	1	5	0.03	7.2	14	5	4080	2.78	1.88	0.33	54	18	0.15	10	480	225	2.61	61	162	0.06	43	10	546	150
JM RC-27-06	214	216	105777	EXT	0.385	1.6	6.94	7	380	1.5	4	0.05	0.6	12	8	3800	1.6	1.88	0.35	42	132	0.15	13	500	65	1.88	5	178	0.08	68	10	42	30
JM RC-27-06	216	218	105778	EXT	0.35	2.9	6.01	25	570	2.7	3	0.11	5.5	54	14	3230	2.17	2.05	0.36	53	30	0.35	23	1690	440	2.28	11	887	0.11	60	10	68	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-27-05	218	220	105778	EXT	0.335	4.5	6.38	15	380	1.1	2	0.03	2.6	11	4	3830	2.61	2.12	0.28	61	38	0.15	8	510	159	2.78	8	180	0.05	42	10	38	40
JM RC-27-05	220	222	105780	ORG	0.31	3.6	6.35	33	330	2.8	3	0.07	6.5	11	6	3100	1.64	2.27	0.41	63	72	0.2	26	1100	120	1.62	6	612	0.27	110	10	106	40
JM RC-27-05	222	224	105782	EXT	0.318	1.4	6.31	17	630	1.3	2	0.02	13.1	7	2	4320	1.69	2.01	0.26	45	18	0.16	7	340	30	1.79	4	101	0.04	38	10	44	30
JM RC-27-05	224	226	105783	EXT	0.532	2.5	6.62	21	610	1.2	3	0.02	2.9	15	2	4830	2.12	2.04	0.47	64	17	0.15	6	340	44	1.9	11	113	0.05	32	10	64	40
JM RC-27-05	226	228	105784	EXT	0.564	0.9	5.76	6	380	1.2	2	0.02	0.5	12	2	4800	2.31	1.98	0.31	62	17	0.11	8	350	17	2.02	5	122	0.04	36	10	32	20
JM RC-27-05	228	230	105785	EXT	0.316	1.5	6.82	9	680	0.9	4	0.02	0.5	12	2	4790	1.62	1.6	0.28	48	14	0.14	7	330	6	1.77	5	143	0.05	31	10	25	20
JM RC-27-05	230	232	105786	EXT	0.433	1.1	6.96	15	360	1.1	2	0.03	2	10	47	5100	3.35	1.49	0.74	168	10	0.14	37	480	6	1.17	5	147	0.14	65	10	73	30
JM RC-27-05	232	234	105787	EXT	0.526	1.4	6.12	21	200	0.9	2	0.02	2.4	11	46	5120	3.72	1.89	0.42	94	29	0.13	18	370	52	5.17	22	145	0.06	56	10	60	70
JM RC-27-05	234	236	105788	EXT	0.472	1.1	6.65	8	330	1	2	0.02	6.6	14	5	6300	2.04	1.64	0.19	79	8	0.15	12	340	16	1.93	5	122	0.05	39	10	46	20
JM RC-27-05	236	238	105789	EXT	0.502	0.7	6.04	5	380	1	2	0.02	6.5	12	1	4730	2.98	1.93	0.29	74	5	0.12	4	310	12	1.68	6	108	0.05	31	10	40	30
JM RC-27-05	238	240	105790	EXT	0.477	1.5	5.72	5	450	0.9	2	0.02	0.7	11	1	5820	2.51	1.98	0.24	58	34	0.12	4	310	24	1.67	5	113	0.04	31	10	38	40
JM RC-27-05	240	242	105791	EXT	0.438	1.3	5.24	8	800	1.2	2	0.04	0.7	12	4	4980	2.21	1.64	0.25	52	12	0.12	4	400	87	1.76	5	336	0.04	28	10	36	40
JM RC-27-05	242	244	105792	EXT	0.479	2.4	4.71	8	170	0.9	3	0.02	0.6	22	1	5100	2.65	1.74	0.16	48	8	0.09	8	340	82	2.25	9	196	0.05	24	10	34	40
JM RC-27-05	244	246	105793	EXT	0.741	10.2	5.32	81	330	1.1	4	0.02	19	45	2	6610	2.42	1.52	0.22	61	42	0.11	13	400	2570	2.1	174	362	0.03	29	10	296	190
JM RC-27-05	246	248	105794	EXT	0.548	2.6	5.43	11	860	1.1	2	0.02	1.1	10	1	7320	2.28	1.78	0.3	90	14	0.11	7	370	40	1.29	5	183	0.04	28	10	40	30
JM RC-27-05	248	250	105795	EXT	0.522	1.6	5.37	7	430	1.1	5	0.01	0.6	13	3	6480	3.29	1.5	0.53	145	13	0.1	6	290	9	1.66	5	70	0.04	26	10	61	30
JM RC-27-05	250	252	105796	EXT	0.484	1.2	5.26	12	480	1.1	4	0.02	1	11	1	5800	3.47	1.56	0.56	148	14	0.1	4	370	11	1.65	5	158	0.04	27	10	62	30
JM RC-27-05	252	254	105797	EXT	0.521	1.7	5.58	5	520	1	4	0.02	1.1	12	1	6330	2.88	1.54	1.06	327	5	0.11	8	350	18	1.1	5	132	0.04	25	10	63	30
JM RC-27-05	254	256	105798	EXT	0.479	1.6	7.28	5	480	1.6	6	0.04	1	10	14	5370	3.13	1.42	0.89	385	23	0.16	10	540	56	1.61	5	183	0.07	60	10	114	30
JM RC-27-05	256	258	105799	EXT	0.445	2	5.66	5	500	1.1	4	0.02	0.9	9	1	8780	2.33	1.64	0.65	303	25	0.13	8	450	88	1.16	5	172	0.04	23	10	117	30
JM RC-27-05	258	260	105800	EXT	0.624	3.2	5.24	6	440	1	2	0.02	0.7	11	1	6580	2.4	1.58	0.83	258	23	0.12	8	410	82	1.41	5	129	0.04	28	10	108	30
JM RC-27-05	260	262	105801	EXT	0.7	4.1	6.02	11	440	1.3	2	0.03	0.5	5	2	8280	2.52	1.75	0.74	234	41	0.09	8	440	81	1.66	5	113	0.05	25	10	94	30
JM RC-27-05	262	264	105802	EXT	0.463	4.6	7.98	22	330	1.8	2	0.03	23.5	7	15	4530	2.73	1.7	0.53	112	233	0.14	11	530	227	3.47	5	180	0.11	63	10	80	30
JM RC-27-05	264	266	105803	ORG	0.445	17.4	10.35	55	180	3.2	2	0.05	58.7	40	41	4480	4.07	2.11	0.45	70	166	0.25	31	1000	1775	8.32	166	343	0.14	144	10	2020	790
JM RC-27-05	266	268	105805	EXT	0.909	19.8	9.68	83	100	2.5	2	0.05	34.5	30	34	8740	5.37	2.12	0.42	58	136	0.18	21	970	1280	7.19	142	222	0.18	130	10	2650	1940
JM RC-27-05	268	270	105806	EXT	0.75	3.2	11.1	40	200	2.8	2	0.06	0.5	17	42	4600	4.28	1.79	0.4	79	58	0.24	27	1040	82	3.82	5	233	0.25	158	20	42	180
JM RC-27-05	270	272	105807	EXT	0.146	2.6	7.14	162	180	1	2	0.08	11.8	4	7	8860	2.67	2.21	0.25	66	66	0.14	8	840	204	3.74	5	409	0.06	46	10	36	330
JM RC-27-05	272	274	105808	EXT	0.106	1.7	8.5	15	170	1.2	2	0.04	0.9	3	7	5630	3.18	2.25	0.32	108	46	0.1	8	540	33	3.75	5	152	0.06	44	10	42	620
JM RC-27-05	274	276	105809	EXT	0.146	1.6	4.57	31	160	1.3	2	0.03	14.4	8	7	5230	2.97	2.06	0.36	111	46	0.07	6	530	23	3.27	5	146	0.09	41	10	96	820
JM RC-27-05	276	278	105810	EXT	0.164	1.7	7.38	17	180	1.3	2	0.04	0.5	4	7	6200	3.38	2.31	0.4	122	53	0.07	8	580	25	3.78	5	150	0.07	43	10	40	670
JM RC-27-05	278	280	105811	EXT	0.190	2.5	6.06	44	140	1.6	2	0.09	0.5	1	9	9330	2.97	2.29	0.33	110	94	0.21	10	1420	37	4.57	5	283	0.07	47	10	37	650
JM RC-27-05	280	282	105812	EXT	0.134	2.5	7.38	37	250	1.3	2	0.04	0.6	4	11	6660	2.48	2.22	0.4	122	44	0.08	6	750	77	2.71	5	416	0.1	44	10	63	570
JM RC-27-05	282	284	105813	EXT	0.264	14.2	7.98	96	180	1.5	2	0.03	16	8	11	7120	3.6	2.42	0.35	120	76	0.08	16	830	557	4.06	186	486	0.13	57	10	1670	3420
JM RC-27-05	284	286	105814	EXT	0.114	14.7	6.92	116	160	1.4	2	0.04	26.7	10	7	7100	2.66	2.15	0.36	128	98	0.06	11	780	811	3.08	229	317	0.1	43	10	2940	5360
JM RC-27-05	286	288	105815	EXT	0.1	6.2	6.98	168	210	1.5	2	0.03	1	8	7	7710	2.24	2.24	0.36	125	101	0.05	14	700	272	2.38	275	378	0.1	42	10	110	1880
JM RC-27-05	288	290	105816	EXT	0.15	4.5	7.15	146	180	1.2	2	0.04	0.7	5	16	7310	3.58	2.25	0.36	108	65	0.07	11	620	285	3.85	18	754	0.08	30	20	114	420
JM RC-27-05	290	292	105817	EXT	0.108	6.5	6.98	517	170	1.1	2	0.04	0.5	1	10	5890	2.91	1.94	0.26	100	76	0.09	10	730	525	3.49	214	302	0.09	45	10	83	420
JM RC-27-05	292	294	105818	EXT	0.089	2.6	8.5	567	110	0.7	2	0.1	6.5	13	34	3870	3.22	1.36	0.15	30	41	0.06	26	1420	728	4.82	43	662	0.14	96	10	31	110
JM RC-27-05	294	296	105819	EXT	0.231	2.9	11.28	205	280	1.8	2	0.1	6.5	16	47	8580	4.7	2.13	1.04	152	327	0.08	37	1390	374	4.38	14	334	0.26	162	10	130	120
JM RC-27-05	296	298	105820	EXT	0.374	2.1	9.28	15	300	2.1	2	0.05	0.5	1	28	5780	3.41	2.01	1.3	226	34	0.08	21	430	75	1.58	5	379	0.23	112	10	153	90
JM RC-27-05	298	300	105821	EXT	0.298	2	10.1	30	300	2	2	0.05	3.5	8	28	3980	2.51	1.88	1.02	272	37	0.15	19	670	26	2.01	5	142	0.22	106	10	203	80
JM RC-27-05	300	302	105822	EXT	0.344	1.6	12.99	5	318	2.1	2	0.04	2.3	40	28	4280	3.65	2.33	0.74	158	126	0.96	17	800	44	1.09	5	172	0.29	149	20	148	10
JM RC-27-05	302	304	105823	EXT	0.302	1.8	11.25	15	240	2	2	0.04	0.5	21	32	3320	3.49	1.47	1.34	418	31	0.96	22	570	29	0.74	5	120	0.31	158	10	254	10
JM RC-27-05	304	306	105824	EXT	0.308	1.5	11.18	5	120	2	2	0.06	0.5	8	37	3270	3.83	1.48	1.78	882	46	2.96	25	970	24	0.38	5	136	0.33	177	10	338	10
JM RC-27-05	306	308	105825	EXT	0.213	1.1	10.58	10	180	2	2	0.06	0.5	12	30	2730	4.39	1.55	2	614	65	1.27	27	1340	20	0.47	5	80	0.27	179	10	342	10
JM RC-27-05	308	310	105826	EXT	0.527	1.6	10.4	18	280	2.2	2	0.06	0.5	16	38	4420	4.65	1.75	2.35	901	38	0.33	30	1218	24	2.23	5	114	0.3	174	10	337	10
JM RC-27-05	310	312	105827	EXT	0.288	1.4	5.81	18	310	1.4	2	0.03	4.4	3	7	5338	2.45	1.6	0.46	188	38	0.06	4	430	26	2.3	5	127	0.08	36	10	55	20
JM RC-27-05	312	314	105828	EXT	0.673	2.5	4.68	65	218	1.1	17	0.02	6.5	2	1	6380	2.81	1.76	0.36	122	110	0.07	4	320	14	2.07	5	63	0.04	35	30	47	100
JM RC-27-05	314	316	105829	ORG	0.304	1.7	6.64	887	208	1.4	2	0.04	0.5	1	2	7480	2.34	1.75	0.36	117	66	0.06	5	520	158	3.8	14	466	0.06	35	10	61	230
JM RC-27-05	316	318	105831	EXT	0.11	2.4	5.28	168	280	1.2	3	0.02	0.5	1	4	7030	2.49	1.67	0.39	157	66	0.05	5	380	41	2.56	5	54	0.05	30	10	38	80
JM RC-27-05	318	320	105832	EXT	0.361	2.5	7.56	119	318	1.2	5	0.07	4	11	16	4980	3.08	1.79	0.8	182	71	0.31	21	730	154	2.58	21	208	0.14	76	10	192	180
JM RC-27-05	320	322	105833	EXT	0.239	1.8	6.28	35	378	1.6	3	0.05	2.7	7	18	4640	2.62	1.84	0.82	196	71	0.16	11	440	50	1.91	7	77	0.14	52	10	66	70
JM RC-27-05	322	324	105834	EXT	0.33	1.7	6.5	42	330	2	7	0.08	6.6	13	42	4380	4.32	1.98	1.49	430	53	0.17	22	610	53	1.62	10	46	0.33	131	10	184	100
JM RC-27-05	324	326	105835	EXT	0.358	1.8	6.5	90	370	2	4	0.08	5.4	13	38	4880	3.95	1.84	1.06	407	64	0.18	26	830	92	1.74	12	131	0.27	122	10	166	130
JM RC-27-05	326	328	105836	EXT	0.182	1.2	8.33	8	430	2.3	6	0.14	3.1	13	25	2910	4.81	1.92	1.08	754	37	0.71	18	868	40	0.5	5	38	0.32	156	10	231	40
JM RC-27-05	328	330	105837	EXT	0.072	1.5	8.27	18	400	2.6	7	0.08	4.4	13	28	4060	4.5	1.66	1.52	607	108	0.61	22	1080	30	0.75	5	40	0.37	152	10	178	80
JM RC-27-05	330	332	105838	EXT	0.188	1.2	7.61	11	380	2	7	0.08	3.8	13	24	2838	4.53	1.78	1.66	630	36	0.56	18	670	47	0.68	5	40	0.28	134	10	233	50
JM RC-27-05	332	334	105839	EXT	0.27	0.9	7.83	7	330	1.9	6	0.03	3.2	13	33	3808	4.23	1.78	1.66	514	40	0.1	17	530	18	0.57	5	42	0.26	134	10	160	40
JM RC-27-05	334	336	105840	EXT	0.68	1.3	6.66	25	330	1.9	5	0.03	7.6	13	30	4830	4.13	1.67	1.36	435	30	0.26	17	310	17	2.31	5	30	0.17	88	10	116	60
JM RC-27-05	336	338	105841	EXT	0.314	1.7	4.86	43	330	1.2	4	0.03	6	11	11	5610	2.66	1.92	0.88	270	30	0.26	13	380	36	2.4	5	64	0.1	45	10	202	116
JM RC-27-05	338	340	105842	EXT	0.087	2.3	6.38	46	378	1.5	6	0.04	4.4	7	20	5198	2.65	1.8	0.61	285	51	0.15	15	480	64	2.32	6	127	0.11	51	10	118	116
JM RC-27-05	340	342	105843	EXT	0.285	2.8	4.81	81	340	1.3	3	0.03	2.2	6	3	5830	2.87	1.72	0.68	241	31	0.09	8	330	22	2.73	5	29	0.06	25	10	42	100
JM RC-27-05	342	344	105844	EXT	0.208	2.7	5.5	37	280	1.5	6	0.03	3.1	7	7	5830	3.32	1.88	0.79	483	44	0.07	13	320	30	2.4	5	43	0.07	37	10	136	40
JM RC-27-05	344	346	105845	EXT	0.13	2.4	5.14	31	230	1.8	3	0.02	3.2	7	8	5170	3.12	1.74	0.88	350	41	0.08	11	280	30	2.67	7	39	0.07	33	10	135	120
JM RC-27-05	346	348	105846	EXT	0.036	1.8	7.14	84	500	2.1	5	0.02	18.2	6	12	4670	3.19	1.9	0.93	410	42	0.06	12	500	34	2.71	5	66	0.11	53	10	156	80
JM RC-27-05	348	350	105847	EXT	0.206	1.8	7.81	88	380	1.5	3	0.07	4.1	10	34	3630	2.96	1.82	0.62	238	32	0.18	17	640	32	2.88	10	182	0.15	66	10	201	140
JM RC-27-05	350	352	105848	EXT	0.177	1.2	7	48	310	1.5	3	0.05	5.5	8	2	2980	3.56	2.12	0.78	320	40	0.06	5	540	31	3.13	9	128	0.11	46	10	110	90
JM RC-27-05	352	354	105849	EXT	0.285	1.1	6.68	27	480	1.8	2	0.06	5.4	6	2	3300	3.83	1.63	0.61	407	43	0.26	5	600	24	1.74	5	70	0.1	50	10	183	80
JM RC-27-05	354	356	105850	EXT	0.36	1.5	7.86	27	540	1.7	3	0.06	5.4	6	21	4780	3.73	1.7	0.91	482	66	0.29	16	740	71	1.37	11	154	0.15	72	10	227	80
JM RC-27-05	356	358	105851	EXT	0.263	1.3	6.71	6	660	2.3	2	0.14	2.5	8	4	3290	2.74	1.73	1.24	477	66	0.47	5	630	32	0.43	5	96	0.14	54	10	334	40
JM RC-27-05	358	360	105852	EXT	0.272	0.9	7	10	380	2.6	4	0.19	2.1	8	10	3270	2.79	1.61	1.44	695	36	0.88	18	610	34	0.64	5	81	0.14	66	10	398	40
JM RC-27-05	360	362	105853	EXT	0.272	1.3	6.54	40	510	2.4	3	0.19	4.3	16	25	3198	3.12	1.88	1.56	578	36	0.73	16	640	75	1.41	7	205	0.19	77	10	330	40
JM RC-27-05	362	364	105854	EXT	0.386	1.4	6.61	12	630	1.8	3	0.19	2.1	7	3	3380	3.4	1.74	1.62	880	36	1.05	7	540	29	1.16	5	109	0.12	90	10	351	80
JM RC-27-05	364	366	105855	EXT	0.401	1.5	7	7	814	2.5	4	0.14	2.4	8	1	3878	3.56	1.62	1.06	883	25	1.18	8	530	29	3.12	5	113	0.13	82	10	296	80
JM RC-27-05	366	368	105856	EXT	0.263	1.3	7.37	40	358	1.8	4	0.1	3.7	11	30	3230	3.63	1.84	0.95	432	38	0.38	15	530	80	2.6	4	125	0.1	60	10	303	150
JM RC-27-05	368	370	105857	EXT	0.284	1.2	6.42	13	450	1.8	4	0.13	2.1	5	15	3080	3.63	1.82	1.04	543	22	0.84	7	430	30	2.18	5	84	0.17	54	10	166	80
JM RC-27-05	370	372	105858	EXT	0.252	0.9	5.98	5	480	1.6	5	0.15	1.6	4	5	3120	2.71	2.1	1.04	410	14	1.22	4	560	30	0.57	5	86	0.14	47	10	149	40
JM RC-27-05	372	374	105859	EXT	0.288	1.2	6.48	32	470	1.7	5	0.14	3.3	8	22	3400	2.79	1.96	0.62	457	31	0.79	15	770	79	1.38	7	154	0.14	45	10	218	40
JM RC-27-05	374	376	105860	EXT	0.273	1.1	6.57	5	428	1.6	3	0.22	1.6	5	6	2718	2.45	1.81	0.66	488	21	2.85	6	730	27	1.88	5	114	0.2	56	10	138	40
JM RC-27-05	376	378	105861	EXT	0.322	0.6	7.37	5	388	1.7	7	0.57	2.4	7	37	3540	3.08	1.67	1.08	541	18	2.45	14	1240	23	0.4	5	154	0.5	135	10	114	40
JM RC-27-05	378	380	105862	EXT	0.351	1.2	8	21	380	2.2	6	0.44	4.2	8	38	3810	4.36	1.87	1.98	619	27	2.81	18	1400	54	1.17	7	183	0.51	134	10	170	40
JM RC-27-05	380	382	105863	EXT	0.347	1	7.08	25	348	2.2	7	0.33	2.8	7	15	3338	4.66	1.74	1.74	686	47	1.91	18	1300	28	2.04	6	132	0.38	90	10	194	78
JM RC-27-05	382	384	105864	EXT	0.171	1.3	6.21	306	250	1.7	8	0.08	2.7	5	4	4470	3.34	1.98	1.82	825	36	0.76	6	880	20	2.98	13	63	0.15	58	10	241	100
JM RC-27-05	384	386	105865	EXT	0.338	1.5	7.34	27	560	1.6	6	0.12	3.2	8	14	6210	3.58	1.86	1.35	623	35	1.44	16	820	30	0.87	7	171	0.2	74	10	187	90
JM RC-27-05	386	388	105866	EXT	0.353	1.5	5.8	13	330	1.5	4	0.06	2.2	3	5	5680	3.56	2.15	0.88	482	18	0.82	6	520	31	2.23	5	96	0.13	52	10	143	80
JM RC-27-05	388	390	105867	ORG	0.481	1.4	6.48	13	220	1.1	4	0.04	4	3	3	6860	3.06	1.82	0.65	464	18	1.05	5	380	27	2.37	5	64	0.12	40	10	155	70
JM RC-27-05	390	392	105869	EXT	0.398	1.6	6.1	79	380	1.6	7	0.08	3.2	6	15	7120	3.26	2.02	1.02	588	36	0.71	11	650	58	2.08	12	126	0.16	61	10	180	60
JM RC-27-05	392	394	105870	EXT	0.508	1.8	6.78	18	280	1.6	4	0.05	2	3	3	6930	3.4	1.9	1.14	645	25	0.84	5	510	31	2.47	5	106	0.17	58	10	163	80
JM RC-27-05	394	396	105871	EXT	0.428	1.6	6.11	10	570	1.4	5	0.09	2	2	2	6930	3.04	1.78	1.04	794	14	1.26	4	420	38	1.12	7	118	0.16	64	10	176	80
JM RC-27-05	396	398	105872	EXT	0.36	1.8	6.45	30	640	1.6	4	0.07	3.3	6	15	7130	3.82	1.64	0.82	918	36	0.66	11	600	56	1.2	15	156	0.16	67	10	208	70
JM RC-27-05	398	400	105873	EXT	0.5	4.2	6.25	31	280	1.5	4	0.03	3.2	4	2	7330	3.84	1.91	0.47	750	16	0.25	5	480	90	1.97	16	114	0.15	48	10	236	190
JM RC-27-05	400	402	105874	EXT	0.427	2	5.83	38	250	1.3	4	0.04	2.2	5	5	9630	3.65	1.74	0.56	566	19	0.49	5	480	41	2.44	22	168	0.13	51	10	138	80
JM RC-27-05	402	404	105875	EXT	0.38	2.2	6.33	20	180	1.7	5	0.1	3.5	6	4	7980	4.46	1.8	0.74	775	42	0.6	7	640	42	0.97	21	144	0.16	40	10	213	80
JM RC-27-05	404	406	105876	EXT	0.348	1.6	6.47	11	780	1.8	10	0.11	2.4	2	1	11300	3.95	2.01	0.41	630	40	0.61	7	770	30	0.95	5	345	0.17	42	10	180	40
JM RC-27-05	406	408	105877	EXT	0.405	1.5	6.38	4	770	1.5	19	0.1	2.3	1	1	12400	3.47	1.74	0.88	691	40	1.2	5	660	36	0.79	5	213	0.22	60	10	198	80
JM RC-27-05	408	410	105878	EXT	0.379	1.7	6.74	25	680	1.7	7	0.1	5.7	6	15	8880	3.7	2.06	1	671	40	0.85	10	640	81	1.46	11	184	0.23	78	10	233	100
JM RC-27-05	410	412	105879	EXT	0.374	1.1	6.37	5	600	1.6	4	0.12	2.1	1	1	8540	3.5	1.78	0.94	536	18	1.4	5	650	33	0.48	5	136	0.22	56	10	148	40
JM RC-27-05	412	414	105880	EXT	0.336	1.5	6.31	5	470	1.5	7	0.12	2.1	1	3	9880	3.19	1.66	0.42	674	17	1.46	5	620	34	0.63	5	106	0.18	54	10	189	40
JM RC-27-05	414	416	105881	EXT	0.314	1.5	7.15	44	500	1.8	4	0.11	5.7	10	38	8380	3.63	1.66	1.06	783	42	0.57	14	780	30	1.46	11	175	0.18	78	10	246	80
JM RC-27-05	416	418	105882	EXT	0.451	2.4	6.32	7	640	1.1	11	0.05	1.8	3	1	12800	2.87	2.01	1	1256	23	0.44	5	640	30	1.88	5	104	0.11	33	10	246	40
JM RC-27-05	418	420	105883	EXT	0.442	2.4	6.46	34	270	1.2	2	0.06	2.1	2	1	14100	2.7	2.01	0.56	601	17	0.33	5	460	41	2.03	5	66	0.08	33	10	160	100
JM RC-28-05	0	2	105884	EXT	0.008	0.5	6.98	21	410	0.8	4	5.74	0.6	16	12	591	3.93	1.4	1.66	629	1	1.93	12	730	7	0.11	5	384	0.42	168	10	82	10
JM RC-28-05	2	4	105885	EXT	0.014	0.5	7.21	13	380	0.8	3	4.44	0.9	17	8	122	4.27	1.26	1.92	902	1	2.25	12	760	8	0.01	5	838	0.47	166	10	72	10
JM RC-28-05	4	6	105886	EXT	0.008	0.5	7.8	17	420	0.8	3	4.77	0.5	18	8	63	4.54	1.39	2.07	856	1	2.38	12	800	11	0.01	5	814	0.48	164	10	65	10
JM RC-28-05	6	8	105887	EXT	0.012	0.5	4.87	14	360	0.8	5	4.53	0.5	17	8	34	4.36	1.14	2.01	614	1	2.2	12	720	8	0.01	5	861	0.47	160	10	76	10
JM RC-28-05	8	10	105888	EXT	0.008	0.5	7.4	13	430	0.8	8	4.65	0.8	16	8	65	4.48	1.35	2.06	1030	3	2.33	12	780	16	0.01	5	829	0.48	200	10	78	10
JM RC-28-05	10	12	105889	EXT	0.005	0.5	6.97	22	350	0.8	4	4.37	0.5	18	8	230	4.11	1.1	1.96	831	3	2.16	13	710	8	0.01	5	754	0.46	163	10	66	10

RC#	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-28-05	12	14	105880	EXT	0.011	0.5	6.81	10	330	0.8	5	3.97	0.6	16	6	67	4.06	1.22	1.91	966	1	1.66	10	660	8	0.01	5	563	0.46	176	10	75	10
JM RC-28-05	14	16	105881	EXT	0.008	0.5	7.17	21	370	1	5	4.41	0.6	16	7	73	4.17	1.18	1.94	985	2	2.02	11	720	8	0.01	5	565	0.46	180	10	73	10
JM RC-28-05	16	18	105882	EXT	0.006	0.5	6.86	16	370	0.8	4	4.57	0.5	17	7	30	4.06	1.18	1.98	444	1	1.9	10	720	8	0.01	5	562	0.46	179	10	72	10
JM RC-28-05	18	20	105883	EXT	0.005	0.5	6.87	11	430	0.8	4	4.83	0.6	17	7	33	4.19	1.24	1.96	172	2	1.81	13	720	8	0.01	5	608	0.46	182	10	74	10
JM RC-28-05	20	22	105884	EXT	0.006	0.6	7.04	14	410	0.8	4	4.85	0.6	17	8	28	4.19	1.21	1.98	471	2	1.96	11	710	8	0.01	5	563	0.46	184	10	75	10
JM RC-28-05	22	24	105885	EXT	0.006	0.5	6.85	16	300	0.6	8	4.52	0.7	17	7	55	4.33	1.08	1.86	471	1	1.82	11	700	10	0.01	5	432	0.45	184	10	82	10
JM RC-28-05	24	26	105886	EXT	0.011	0.6	7.86	18	460	1	2	4.64	0.6	18	10	160	4.83	1.4	1.92	980	1	1.98	8	780	10	0.01	5	464	0.51	193	10	132	40
JM RC-28-05	26	28	105887	EXT	0.005	0.5	6.15	19	330	0.8	2	5.28	0.9	17	10	14	4.94	1.17	1.94	1050	1	2.23	9	740	8	0.01	5	454	0.52	202	10	146	20
JM RC-28-05	28	30	105888	ORG	0.005	0.5	7.86	23	300	0.8	2	5.17	1.4	16	10	43	4.8	1.02	1.91	985	2	2.12	8	780	8	0.01	5	438	0.51	186	30	132	10
JM RC-28-05	30	32	105900	EXT	0.005	0.5	7.62	14	280	0.8	2	5.87	1	16	10	54	4.9	1	1.63	987	1	2.26	9	740	8	0.01	5	444	0.52	201	10	136	10
JM RC-28-05	32	34	105901	EXT	0.005	0.5	6.36	24	330	1	2	4.75	0.8	16	10	90	4.76	1.18	1.66	922	1	2.13	10	780	8	0.01	5	426	0.51	184	10	134	10
JM RC-28-05	34	36	105902	EXT	0.005	0.5	6.22	14	440	1	2	4.06	1	17	8	142	4.8	1.38	1.68	920	1	1.9	11	740	8	0.37	5	355	0.5	184	10	142	10
JM RC-28-05	36	38	105903	EXT	0.006	0.6	7.67	21	540	1	2	4.66	1.2	16	8	100	4.54	1.42	1.68	884	1	1.86	11	730	8	0.06	5	385	0.49	184	10	136	10
JM RC-28-05	38	40	105904	EXT	0.005	0.5	6.25	20	470	1	2	4.66	0.8	17	6	106	4.71	1.38	1.96	925	1	2.12	11	760	7	0.01	5	410	0.51	184	10	146	10
JM RC-28-05	40	42	105905	EXT	0.005	0.7	6.27	19	280	0.8	2	4.56	1	19	12	77	4.54	1.1	1.97	881	1	1.98	12	740	12	0.36	5	352	0.51	184	10	132	10
JM RC-28-05	42	44	105906	EXT	0.006	0.5	6.46	16	240	1	2	4.64	1.4	21	10	140	5.23	1.18	1.96	980	1	1.95	13	610	2	0.01	5	383	0.56	213	10	180	10
JM RC-28-05	44	46	105907	EXT	0.005	0.5	6.13	19	300	1.1	2	4.8	1.3	20	9	67	5.18	1.24	1.8	911	1	2.15	12	750	8	0.01	5	408	0.54	216	10	182	10
JM RC-28-05	46	48	105908	EXT	0.005	0.5	7.86	16	340	1	2	5.04	1	17	10	31	4.78	1.18	1.77	834	1	2.22	10	780	10	0.01	5	449	0.52	186	10	182	10
JM RC-28-05	48	50	105909	EXT	0.005	0.5	6.47	14	350	1	2	6.26	0.6	18	9	8	4.84	1.23	1.92	855	1	2.35	10	630	11	0.01	5	466	0.54	201	10	182	10
JM RC-28-05	50	52	105910	EXT	0.006	0.5	6.38	11	680	1	2	4.8	0.8	20	12	15	4.67	1.68	1.77	862	1	2.25	13	610	11	0.01	5	434	0.56	194	10	170	10
JM RC-28-05	52	54	105911	EXT	0.005	0.5	6.23	14	310	0.8	2	4.78	0.6	19	9	46	4.73	1.14	1.84	866	1	2.28	11	760	8	0.01	5	408	0.53	186	10	187	16
JM RC-28-05	54	56	105912	EXT	0.008	0.5	6.88	15	350	1	2	3.38	0.7	21	10	134	4.9	1.08	1.63	644	3	2.62	8	640	8	0.31	5	314	0.56	203	10	156	10
JM RC-28-05	56	58	105913	EXT	0.008	0.5	6.72	33	280	1	2	4.06	1.1	18	6	63	4.62	1.16	1.92	475	1	2.32	9	640	15	0.91	5	353	0.53	200	10	134	10
JM RC-28-05	58	60	105914	EXT	0.006	0.5	6.69	22	190	0.8	2	5.13	0.6	19	8	18	4.63	0.61	1.86	638	1	2.38	11	618	12	0.3	5	402	0.52	186	10	134	10
JM RC-28-05	60	62	105915	EXT	0.006	0.5	6.04	17	190	0.8	2	5.17	0.5	15	12	38	4.63	0.78	1.92	421	1	2.15	10	618	12	0.08	5	408	0.52	180	10	116	10
JM RC-28-05	62	64	105916	EXT	0.006	0.6	6.36	23	230	1	2	4.25	1.4	20	12	65	5.35	0.98	2.07	1020	1	1.84	8	790	12	0.36	5	363	0.53	184	10	136	10
JM RC-28-05	64	66	105917	EXT	0.005	0.5	7.45	19	300	0.8	2	5.2	1.1	18	17	56	5.26	1.12	1.83	1180	1	1.82	12	780	14	0.34	5	382	0.52	186	10	190	10
JM RC-28-05	66	68	105918	EXT	0.006	0.5	6.80	26	440	1	2	3.86	1.2	14	11	45	4.66	1.61	1.44	743	1	1.6	7	750	16	0.77	5	386	0.53	188	10	122	10
JM RC-28-05	68	70	105919	EXT	0.006	0.5	6.42	24	330	1	2	4.28	1	12	15	79	4.4	1.41	1.72	658	1	1.62	11	690	25	1.44	5	377	0.53	163	10	118	10
JM RC-28-05	70	72	105920	EXT	0.005	0.5	6.43	21	460	1.1	2	4.03	1	16	8	60	5.04	1.13	2.06	914	1	2.04	8	640	13	0.34	5	350	0.54	186	10	138	10
JM RC-28-05	72	74	105921	EXT	0.006	0.5	7.56	30	460	1.1	2	4.43	0.9	15	8	20	4.46	1.21	1.76	471	1	1.84	8	670	10	1.44	5	403	0.53	197	10	124	10
JM RC-28-05	74	76	105922	EXT	0.006	0.5	6.39	21	400	1	2	3.57	0.8	12	8	12	5.71	1.47	1.8	581	1	1.54	8	730	24	1.53	5	315	0.57	213	10	116	70
JM RC-28-05	76	78	105923	EXT	0.006	0.5	6.24	22	370	1	2	4.81	0.9	11	8	5	4.77	0.77	1.78	736	1	1.84	8	850	14	1.62	5	413	0.5	187	10	125	20
JM RC-28-05	78	80	105924	EXT	0.006	0.5	6.84	36	180	1.1	2	4.86	1.2	17	13	1	4.97	0.4	2.2	1035	1	2.36	9	700	15	0.91	5	524	0.55	204	10	170	10
JM RC-28-05	80	82	105925	ORG	0.006	0.5	6.25	36	290	1	2	3.62	1.4	20	8	2	4.61	0.61	2.06	857	1	2.01	11	670	17	0.91	5	469	0.53	198	10	166	10
JM RC-28-05	82	84	105927	EXT	0.008	0.5	6.51	23	460	1.2	2	3.81	1.1	16	8	30	5.08	1.4	1.56	853	1	1.72	18	790	7	1.98	5	383	0.47	158	10	192	70
JM RC-28-05	84	86	105928	EXT	0.008	0.5	6.21	18	710	1.2	2	1.98	0.7	8	8	16	4.37	1.9	1.26	517	1	1.14	4	810	11	1.06	5	222	0.43	112	10	125	40
JM RC-28-05	86	88	105929	EXT	0.008	0.5	6.52	18	650	1.1	2	1.76	0.6	11	8	7	4.75	1.68	1.06	480	1	1.64	7	820	13	0.32	5	476	0.46	124	10	158	20
JM RC-28-05	88	90	105930	EXT	0.006	0.5	6.54	14	700	1.2	1	2.13	0.7	12	7	7	4.62	1.62	1.06	570	1	1.66	5	910	11	0.35	5	558	0.46	117	10	138	20
JM RC-28-05	90	92	105931	EXT	0.006	0.5	6.56	12	580	1.3	2	2.93	0.8	12	8	17	4.34	1.56	1.3	711	1	1.91	5	970	14	0.24	5	832	0.44	112	10	158	10
JM RC-28-05	92	94	105932	EXT	0.006	0.6	6.56	13	540	1.2	2	2.82	0.8	8	7	96	4.18	1.47	1.17	838	1	1.98	9	970	18	0.7	5	864	0.42	110	10	158	20
JM RC-28-05	94	96	105933	EXT	0.005	0.5	6.95	14	660	1.2	2	2.8	0.7	11	10	21	5.3	1.56	1.14	798	1	2.06	5	1030	13	0.02	5	677	0.52	147	10	197	10
JM RC-28-05	96	98	105934	EXT	0.005	0.5	6.51	5	440	1.1	2	3.82	1.1	12	10	1	4.56	1.36	1.46	852	1	1.81	6	960	20	0.03	5	547	0.46	134	30	194	10
JM RC-28-05	98	100	105935	EXT	0.006	0.5	6.74	10	460	1.3	2	2.66	0.7	11		21	4.9	1.33	1.26	791	1	2.21	6	1010	14	0.04	5	835	0.46	124	10	214	10
JM RC-28-05	100	102	105936	EXT	0.006	0.5	6.36	8	460	1.3	2	3.36	0.8	8	8	197	3.66	1.02	1.29	879	1	2.16	6	1040	22	0.05	5	886	0.4	87	10	154	10
JM RC-28-05	102	104	105937	EXT	0.006	0.5	6.17	14	460	1.5	2	2.62	0.8	16	12	160	4.63	1.37	1.36	825	2	1.91	6	1030	17	0.06	5	521	0.4	102	10	183	10
JM RC-28-05	104	106	105938	EXT	0.006	0.5	7.61	12	360	1.3	2	4.85	0.8	12	8	1	3.94	0.74	1.6	865	1	2.11	6	960	22	0.01	5	798	0.44	128	10	128	10
JM RC-28-05	106	108	105939	EXT	0.006	0.5	6.36	18	478	1.4	2	3.91	0.6	8	11	1	3.8	0.4	1.36	860	1	2.53	6	1140	18	0.01	5	838	0.41	95	10	116	10
JM RC-28-05	108	110	105940	EXT	0.006	0.5	6.59	5	460	1.5	2	3.32	0.6	10	13	3	4.06	1.97	1.46	800	1	2.11	7	1140	14	0.01	5	540	0.38	94	10	125	10
JM RC-28-05	110	112	105941	EXT	0.005	0.5	5.97	10	570	1.3	2	2.82	1	9	8	3	4.34	1.58	1.36	787	1	2.06	5	1620	11	0.01	5	457	0.43	104	10	134	10
JM RC-28-05	112	114	105942	EXT	0.005	0.5	6.88	5	270	1.3	2	2.36	0.7	7	8	17	4.18	1.51	1.18	606	1	1.87	5	700	12	0.28	5	405	0.41	103	10	166	10
JM RC-28-05	114	116	105943	EXT	0.006	0.5	6.66	8	590	1.5	2	2.36	0.7	8	8	15	4.34	1.64	1.36	889	1	1.87	6	876	15	0.17	5	372	0.44	114	10	114	10
JM RC-28-05	116	118	105944	EXT	0.009	0.5	6.03	8	530	1.4	2	1.64	0.7	8	8	12	4.72	1.56	1.3	708	1	1.82	4	870	8	0.04	5	256	0.4	116	10	106	10
JM RC-28-05	118	120	105945	EXT	0.011	0.5	6.44	10	530	1.6	2	1.71	1	11	8	1	4.43	1.5	1.76	794	1	1.62	8	1040	7	0.03	5	286	0.44	143	10	116	10
JM RC-28-05	120	122	105946	EXT	0.006	0.6	6.36	7	440	1.5	2	2.36	1.1	16	8	6	4.78	1.09	1.66	1295	1	2	10	830	10	0.12	5	384	0.47	151	10	136	10
JM RC-28-05	122	124	105947	EXT	0.006	0.5	6.87	9	420	2	2	2.71	0.8	14	8	1	5.34	0.64	1.98	1465	1	2.1	13	820	12	0.52	5	476	0.46	145	10	303	10
JM RC-28-05	124	126	105948	ORG	0.007	0.5	6.52	17	430	2.3	2	2.8	1.3	16	10	12	4.4	0.87	2.14	1130	1	1.64	15	780	11	1.28	5	408	0.46	152	10	208	10
JM RC-28-05	126	128	105950	EXT	0.013	0.6	6.34	15	308	1.8	2	1.41	0.8	17	8	37	4.45	1.64	1.93	656	1	1.4	12	840	8	2.32	5	215	0.43	142	10	183	10
JM RC-28-05	128	130	105951	EXT	0.011	0.5	6.46	16	370	1.8	2	1.44	0.8	17	8	14	4.54	1.38	2.37	1046	1	1.87	17	870	14	2.28	5	228	0.44	150	10	184	10
JM RC-28-05	130	132	105952	EXT	0.006	0.5	6.34	28	340	2.2	2	1.83	0.7	17	8	36	4.17	1.87	2.16	1020	1	1.77	14	880	15	2.38	5	237	0.46	152	10	174	10
JM RC-28-05	132	134	105953	EXT	0.006	0.7	6.8	29	340	2.2	2	3.22	0.8	16	8	80	3.86	0.72	2.22	1670	1	2.47	12	880	15	2.5	5	387	0.46	152	10	162	10
JM RC-28-05	134	136	105954	EXT	0.008	0.5	6.32	25	320	1.7	2	1.75	0.6	15	8	21	4.73	1.16	2.31	1580	1	1.64	15	610	10	2.28	5	212	0.42	148	10	178	10
JM RC-28-05	136	138	105955	EXT	0.006	0.5	6.37	27	218	1.7	2	1.7	0.8	17	8	16	4.66	1.22	2.46	1786	1	1.36	12	820	11	2.13	5	326	0.44	136	10	174	10
JM RC-28-05	138	140	105956	EXT	0.006	0.5	6.86	11	520	1.8	2	1.82	0.8	17	8	18	4.38	0.88	2.47	1370	1	0.81	13	870	8	2.14	5	153	0.45	144	10	146	10
JM RC-28-05	140	142	105957	EXT	0.017	0.5	6.57	72	560	1.2	2	1.66	0.8	16	8	37	3.8	1.54	1.24	628	1	0.84	13	1190	12	3.1	5	318	0.46	152	10	108	80
JM RC-28-05	142	144	105958	EXT	0.006	0.5	7.62	6	540	1.1	2	4.16	0.7	14	13	45	3.79	1.5	1.54	848	1	2.37	8	800	6	0.12	5	332	0.45	151	10	78	10
JM RC-28-05	144	146	105959	EXT	0.007	0.5	6.12	23	460	1.1	2	3.15	0.7	11	10	24	3.56	1.48	1.86	770	1	1.81	7	830	10	1.56	5	333	0.45	150	10	72	10
JM RC-28-05	146	148	105960	EXT	0.006	0.5	6.81	16	480	1.2	2	3.81	[illegible]	13	8	43	4.12	1.48	1.44	1005	1	2.27	4	880	11	0.78	5	452	0.47	154	10	63	10
JM RC-28-05	148	150	105961	EXT	0.01	0.5	6.37	26	440	1.3	3	3.66	0.7	14	8	48	4.06	1.48	1.6	982	1	2.24	10	880	8	0.72	5	415	0.46	158	10	64	10
JM RC-28-05	150	152	105962	EXT	0.007	0.5	6.87	17	380	1.1	2	4.22	1	14	8	31	4.01	1.31	1.77	1008	1	2.04	7	850	10	0.77	5	385	0.46	152	10	63	10
JM RC-28-05	152	154	105963	EXT	0.008	0.5	7.46	15	480	1.1	2	4.31	0.7	13	8	36	4.14	1.34	1.75	1035	1	2.47	9	870	6	0.26	5	505	0.46	158	10	78	10
JM RC-28-05	154	156	105964	EXT	0.006	0.5	6.13	54	478	1.4	2	4.4	0.8	15	10	53	4.33	1.44	1.82	1036	1	2.45	10	860	13	0.26	5	486	0.5	168	10	67	10
JM RC-28-05	156	158	105965	EXT	0.006	2	7.02	13	530	1	5	4.28	0.9	15	9	106	4.28	1.32	1.7	851	1	2.67	12	910	134	0.61	5	318	0.46	167	10	63	10
JM RC-28-05	158	160	105966	EXT	0.006	0.9	7.66	30	470	1.2	2	3.45	0.7	14	14	160	4.3	1.3	1.66	1010	2	2.22	14	910	37	0.66	5	405	0.46	162	10	159	10
JM RC-28-05	160	162	105967	EXT	0.015	0.5	6.21	31	430	1.3	2	3.25	1	13	10	65	3.97	1.36	1.36	821	1	1.94	12	570	20	1.37	5	313	0.44	154	10	106	10
JM RC-28-05	162	164	105968	EXT	0.007	0.5	6.31	22	510	1.3	2	3.9	0.6	16	11	75	4.23	1.46	1.74	1030	1	2.2	15	910	14	0.63	5	380	0.46	163	10	118	10
JM RC-28-05	164	166	105969	EXT	0.01	0.5	7.76	46	380	1.4	3	2.43	0.7	13	8	47	3.97	1.5	1.7	895	1	1.72	11	880	15	1.76	5	295	0.46	163	10	115	20
JM RC-28-05	166	168	105970	EXT	0.006	0.5	7.67	33	430	1.4	2	3.05	0.7	15	10	46	4.06	1.32	1.6	884	1	1.92	13	860	14	1.22	5	327	0.46	166	10	111	10
JM RC-28-05	168	170	105971	EXT	0.005	0.5	7.67	24	570	1.1	2	3.77	0.8	12	8	44	3.83	1.47	1.66	967	1	2.66	12	640	4	0.31	5	487	0.44	156	10	116	10
JM RC-28-05	170	172	105972	EXT	0.005	0.5	7.7	28	530	1.2	2	3.83	0.6	12	8	41	3.86	1.56	1.77	623	1	2.63	10	650	6	0.33	5	450	0.44	156	10	82	10
JM RC-28-05	172	174	105973	ORG	0.005	0.5	7.38	11	510	1.1	2	3.86	1.5	14	13	87	3.77	1.6	1.71	638	2	2.46	12	790	6	0.1	5	431	0.41	147	10	106	10
JM RC-28-05	174	176	105975	EXT	0.013	0.5	7.5	35	540	1.4	2	3.80	0.7	13	10	80	4.03	1.54	1.82	1080	1	2.16	11	840	4	0.31	5	450	0.43	154	10	60	10
JM RC-28-05	176	178	105976	EXT	0.005	0.5	7.46	31	470	1.1	2	3.75	0.6	13	8	44	3.91	1.36	1.74	805	1	2.8	11	830	7	0.16	5	424	0.43	152	10	82	10
JM RC-28-05	178	180	105977	EXT	0.013	0.5	7.84	40	480	1.4	2	2.05	1.1	16	8	66	4.05	1.46	2.03	1136	1	2.04	13	660	10	1.06	5	321	0.45	156	16	66	10
JM RC-28-05	180	182	105978	EXT	0.016	0.5	7.48	106	180	1.5	2	0.93	1	17	10	114	4.04	1.34	1.13	589	1	0.42	14	650	10	3.03	5	618	0.43	156	10	170	90
JM RC-28-05	182	184	105979	EXT	0.005	0.5	7.64	30	480	1.3	2	3.53	0.8	14	8	46	3.92	1.48	1.72	1010	1	2.26	13	820	8	0.61	5	384	0.42	152	10	82	10
JM RC-28-05	184	186	105980	EXT	0.007	0.5	7.48	41	420	1.6	2	2.93	0.7	12	8	43	3.86	1.32	1.8	984	1	1.82	10	630	6	1.3	5	313	0.4	146	10	67	10
JM RC-28-05	186	188	105981	EXT	0.006	0.5	7.66	53	460	1.5	2	3.13	0.7	13	12	44	4.21	1.51	1.8	972	1	1.85	14	680	7	1.28	5	334	0.42	158	10	128	10
JM RC-28-05	188	190	105982	EXT	0.006	0.5	6.47	28	470	1.3	2	3.75	0.8	13	10	12	4	1.8	1.85	1010	3	2.38	7	780	13	0.46	5	390	0.41	150	10	64	10
JM RC-28-05	190	192	105983	EXT	0.005	0.5	7.43	52	480	1.8	2	2.95	0.8	13	8	95	4.57	1.3	1.83	1115	1	1.66	12	780	11	0.88	5	327	0.41	148	10	66	10
JM RC-28-05	192	194	105984	EXT	0.008	0.6	7.38	36	480	1.8	2	1.86	1.1	15	8	37	4.02	1.14	1.3	850	2	1.1	14	780	14	2.32	5	444	0.38	142	10	166	20
JM RC-28-05	194	196	105985	EXT	0.045	0.6	7.5	45	70	1.8	2	0.73	0.8	19	7	41	3.87	1.01	0.98	584	1	0.08	16	800	15	4.78	5	385	0.4	141	10	133	70
JM RC-28-05	196	198	105986	EXT	0.012	0.5	6.16	74	470	2.1	2	1.47	0.8	19	8	34	5.06	1.22	1.86	1800	1	1.16	16	470	8	1.80	5	305	0.45	167	10	146	20
JM RC-28-05	198	200	105987	EXT	0.006	0.5	4	54	480	1.8	2	2.6	0.6	16	10	58	5.23	1.38	1.84	1850	1	1.78	13	900	8	1.33	5	325	0.46	167	10	133	10
JM RC-28-05	200	202	105988	ORG	0.006	0.5	7.96	36	280	1.6	2	2	0.9	16	6	61	4.35	0.83	2.14	1420	1	1.14	14	910	16	1.88	5	174	0.44	162	10	138	10
JM RC-28-05	202	204	105990	EXT	0.015	0.7	6.11	47	310	1.4	6	1.86	0.7	16	6	232	3.71	1.27	1.74	1080	13	0.81	11	770	41	1.62	5	164	0.37	128	10	138	10
JM RC-28-05	204	206	105991	EXT	0.01	0.7	6.64	43	410	1.4	8	1.46	0.6	16	6	197	4.43	1.78	1.84	1080	2	0.82	17	610	27	2.37	5	118	0.42	138	10	124	10
JM RC-28-05	206	208	105992	EXT	0.007	0.7	4.9	44	210	1.3	8	0.54	0.5	15	6	19	4.23	2.1	1.34	720	2	0.85	20	790	33	3.91	5	71	0.38	128	10	66	10
JM RC-28-05	208	210	105993	EXT	0.005	0.6	6.17	62	420	1.1	7	1.81	0.6	17	6	6	4	1.37	1.3	1190	1	1.82	18	740	25	1.42	5	222	0.38	126	10	132	10
JM RC-28-05	210	212	105994	EXT	0.006	0.6	6.75	55	610	1.5	6	1.29	0.6	15	6	6	4.1	2	1.84	880	1	1.44	17	740	24	1.12	5	178	0.38	132	10	97	10
JM RC-28-05	212	214	105995	EXT	0.005	0.5	6.66	36	640	1.2	6	1.58	0.8	16	6	4	4.28	1.78	1.06	981	2	1.86	18	778	22	0.16	5	218	0.4	134	10	110	10
JM RC-28-05	214	216	105996	EXT	0.005	0.5	6.63	53	560	1.2	6	2.4	0.5	15	8	2	4.21	1.42	1.16	956	1	2.2	18	800	22	0.36	5	203	0.41	149	10	122	10
JM RC-28-05	216	218	105997	EXT	0.005	0.5	7.63	38	670	1.1	7	1.21	0.6	17	11	6	4.83	1.42	1.38	887	1	1.8	22	880	23	0.81	5	204	0.4	154	10	140	10
JM RC-28-05	218	220	105998	EXT	0.005	0.5	6.93	23	550	1.2	5	1.24	0.6	18	8	2	4.86	1.18	1.61	1320	1	1.83	18	800	18	0.08	5	228	0.42	144	10	188	10
JM RC-28-05	220	222	105999	EXT	0.005	0.5	6.4	53	180	1.3	6	1.74	0.5	18	8	1	4.62	0.24	1.62	1400	2	2.74	13	830	20	0.14	5	386	0.4	144	10	203	10
JM RC-28-05	222	224	106000	EXT	0.006	0.8	6.43	46	430	1.7	5	0.96	1.3	18	8	23	4.57	0.73	2.08	1340	1	1.88	17	780	83	1.18	5	182	0.38	143	10	306	10
JM RC-28-05	224	226	106001	EXT	0.014	0.6	6.37	48	430	1.6	6	0.56	0.8	16	8	86	4.37	0.43	1.78	757	2	1.14	20	770	47	2.2	5	182	0.38	146	10	301	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-28-05	226	228	100002	EXT	0.013	0.5	6.58	44	750	1.7	8	0.38	1.1	17	6	67	4.12	1.5	1.3	538	1	0.62	18	880	31	1.74	5	340	0.36	158	10	136	10
JM RC-28-05	228	230	100003	EXT	0.066	0.5	7.74	38	360	0.6	6	0.37	0.6	4	14	142	2.54	1.82	0.34	134	7	0.4	7	910	52	0.84	5	315	0.17	114	10	45	10
JM RC-28-05	230	232	100004	EXT	0.072	0.6	7.56	35	500	0.5	4	0.15	0.5	2	15	33	2.52	1.55	0.08	39	6	0.25	4	960	108	0.58	5	387	0.16	113	10	18	10
JM RC-28-05	232	234	100005	EXT	0.078	1.3	7.54	37	700	0.5	8	0.11	0.7	2	16	842	2.88	1.61	0.1	38	8	0.27	4	840	231	0.84	5	411	0.15	121	10	20	10
JM RC-28-05	234	236	100006	EXT	0.072	1	7.92	37	880	0.5	7	0.14	0.7	3	14	90	2.67	1.56	0.14	73	7	0.37	4	810	227	1	5	[illegible]	0.12	114	10	25	10
JM RC-28-05	236	238	100007	EXT	0.076	0.4	7.59	37	640	0.5	4	0.14	0.7	3	10	95	2.82	1.54	0.14	90	12	0.26	4	730	140	0.71	5	434	0.16	111	10	21	10
JM RC-28-05	238	240	100008	EXT	0.109	0.6	7.58	23	510	0.5	6	0.13	0.6	2	10	294	3.15	1.75	0.1	46	10	0.25	5	730	71	0.58	5	361	0.19	104	10	17	10
JM RC-28-05	240	242	100009	EXT	0.040	0.5	6.73	25	730	0.8	8	0.29	0.6	5	11	139	3.73	1.64	0.47	161	11	0.45	7	600	53	0.45	5	180	0.26	93	10	71	10
JM RC-28-05	242	244	100010	EXT	0.015	1.1	6.13	34	730	0.9	7	0.51	0.5	6	6	208	3.76	1.29	0.72	278	2	0.46	12	780	98	1.16	5	256	0.3	93	10	106	10
JM RC-28-05	244	246	100011	EXT	0.036	0.9	6.79	22	680	1.3	9	0.21	1.3	6	9	135	3.30	1.59	0.49	247	5	0.45	8	510	32	0.11	5	225	0.29	107	10	92	10
JM RC-28-05	246	248	100012	EXT	0.064	0.6	7.48	21	860	1.1	7	0.15	0.7	4	10	69	1.98	1.5	0.25	60	12	0.44	6	470	44	0.41	5	200	0.17	73	10	34	10
JM RC-28-05	248	250	100013	EXT	0.119	0.6	7.54	5	820	0.8	2	0.18	0.7	1	16	175	2.27	1.44	0.14	54	27	0.29	4	600	29	0.66	10	285	0.14	110	10	18	10
JM RC-28-05	250	252	100014	EXT	0.109	0.5	7.24	7	430	0.8	2	0.15	0.6	1	15	224	2.42	1.46	0.11	49	27	0.21	5	650	15	0.36	5	287	0.14	103	10	18	10
JM RC-28-05	252	254	100015	EXT	0.081	0.5	7.45	18	700	1.8	2	0.21	0.6	6	13	96	3.6	1.41	0.88	420	1	0.4	12	520	6	0.17	5	79	0.25	98	10	144	10
JM RC-28-05	254	256	100016	ORG	0.007	0.5	7.66	19	780	1.5	2	0.18	0.5	11	6	86	4.47	1.1	1.06	879	1	1.37	15	670	6	0.31	5	79	0.34	101	10	311	10
JM RC-28-05	256	258	100018	EXT	0.016	0.5	7.38	34	540	1.7	2	0.57	0.6	10	8	86	4.16	1.16	0.84	856	1	1.84	13	900	30	0.83	5	221	0.35	112	10	290	10
JM RC-28-05	258	260	100019	EXT	0.008	0.5	7.35	22	560	1.4	2	0.81	0.7	13	4	9	4.86	1	1.11	968	1	2.21	12	880	71	0.2	5	317	0.38	114	10	290	10
JM RC-28-05	260	262	100020	EXT	0.004	0.5	7.48	48	540	1.2	2	1.11	0.6	13	4	14	5.26	0.88	1.07	1170	1	2.22	10	780	21	0.03	5	386	0.37	116	10	232	10
JM RC-28-05	262	264	100021	EXT	0.008	0.5	7.41	46	370	1.4	2	1.32	0.7	14	14	17	4.88	0.79	1.2	1160	1	2.39	13	860	34	0.08	5	375	0.38	114	10	230	10
JM RC-28-05	264	266	100022	EXT	0.008	0.5	6.53	70	830	1.6	2	0.91	0.6	14	6	40	5.26	1.35	1.12	1050	1	2.44	13	1000	82	1.46	5	398	0.4	116	10	238	10
JM RC-28-05	266	268	100023	EXT	0.008	0.5	7.98	75	910	1.6	3	0.74	0.6	13	[illegible]	38	4.21	1.44	0.98	988	1	1.95	12	960	34	2.08	5	277	0.38	103	10	214	10
JM RC-28-05	268	270	100024	EXT	0.005	0.7	7.98	58	820	1.3	3	0.63	1.1	13	12	25	4.18	1.22	1.01	798	1	2.17	13	900	74	2.52	5	285	0.34	90	10	201	10
JM RC-28-05	270	272	100025	EXT	0.009	0.5	7.38	119	910	1.5	2	0.65	0.6	11	9	49	4.89	1.16	0.95	1085	1	1.98	11	790	64	1.6	5	273	0.34	93	10	285	10
JM RC-28-05	272	274	100026	EXT	0.012	0.5	7.51	102	360	1.7	2	0.53	2.3	12	7	96	4.47	1.16	1.42	1220	1	1.98	11	750	348	1.4	5	171	0.37	101	10	500	30
JM RC-28-05	274	276	100027	EXT	0.017	0.5	6.8	143	310	2	2	0.38	2.1	14	7	53	4.19	1.05	2.35	1470	1	1.26	16	720	404	1.87	5	72	0.32	116	10	488	40
JM RC-28-05	276	278	100028	EXT	0.012	0.5	7.37	40	120	1.6	2	0.4	0.5	15	11	164	3.56	1.44	1.76	987	1	0.73	15	740	36	3.53	7	64	0.38	126	10	144	30
JM RC-28-05	278	280	100029	EXT	0.019	0.4	7.11	97	110	1.8	2	0.23	0.5	14	7	180	3.30	1.18	1.82	985	1	0.2	17	630	42	3.21	6	188	0.34	116	10	182	90
JM RC-28-05	280	282	100030	EXT	0.015	0.7	7.74	71	90	1.4	2	0.24	0.5	10	10	60	3.91	1.36	0.64	60	1	0.21	17	580	16	4.82	5	488	0.34	114	10	191	80
JM RC-28-05	282	284	100031	EXT	0.015	0.5	7.87	141	110	1.7	2	0.52	0.6	14	6	76	3.06	1.56	1.06	682	6	0.15	13	700	20	3.31	6	60	0.36	110	10	158	30
JM RC-28-05	284	286	100032	EXT	0.04	0.5	7.15	33	450	1.3	2	3.50	0.4	12	6	16	3.97	1.44	1.74	1025	1	2.36	10	800	4	0.47	5	383	0.43	154	10	82	180
JM RC-28-05	286	288	100033	EXT	0.06	0.5	6.13	1086	30	1.6	2	0.79	0.4	12	4	83	5.46	1.75	0.41	172	1	0.11	11	630	34	8.25	18	575	0.34	102	10	57	180
JM RC-28-05	288	290	100034	EXT	0.013	0.5	7.58	[illegible]	630	1.4	2	0.42	0.5	14	9	36	4.31	1.72	1.36	1080	1	1.04	12	550	82	1.26	5	81	0.37	116	10	225	10
JM RC-28-05	290	292	100035	EXT	0.027	0.5	7.54	61	820	1.7	2	1.40	0.7	8	10	13	3.81	1.65	1	831	1	1.54	10	880	6	0.44	6	157	0.33	110	10	174	10
JM RC-28-05	292	294	100036	EXT	0.012	0.5	7.71	46	840	1.2	2	1.34	0.8	8	4	55	3.8	1.86	1.05	828	2	1.5	8	850	72	1.14	5	170	0.38	106	10	138	10
JM RC-28-05	294	296	100037	EXT	0.016	0.5	7.42	[illegible]	610	1.2	2	0.98	0.7	8	6	67	3.54	1.52	1.14	794	1	1.32	10	860	10	0.6	5	184	0.33	109	10	136	10
JM RC-28-05	296	298	100038	EXT	0.009	0.5	7.17	43	610	1.1	2	1.53	0.6	10	4	142	3.76	1.5	1.06	636	1	1.98	8	880	61	0.36	5	221	0.36	102	10	188	10
JM RC-28-05	298	300	100039	EXT	0.008	0.5	7.63	58	840	1.1	2	2.04	0.6	10	6	34	3.58	1.6	1.34	986	1	1.80	7	810	46	1.76	5	237	0.31	102	10	144	10
JM RC-28-05	300	302	100040	ORG	0.011	0.5	7.28	48	540	1.3	2	1.64	0.7	10	7	64	3.29	1.54	1.74	984	1	0.78	6	710	36	1.4	5	110	0.28	102	10	148	10
JM RC-28-05	302	304	100042	EXT	0.032	0.5	7.58	222	410	1.5	2	1.64	0.5	12	7	52	3.38	1.56	2.09	1290	1	0.82	10	880	25	2.06	5	140	0.32	116	10	94	20
JM RC-28-05	304	306	100043	EXT	0.034	0.5	7.1	154	110	1.6	2	0.31	0.6	13	6	43	3.33	1.98	2.02	906	1	0.08	10	670	22	2.83	5	381	0.34	116	10	138	70
JM RC-28-05	306	308	100044	EXT	0.006	0.5	7.38	79	158	1.5	2	0.58	0.6	11	6	53	3.31	1.72	2.02	913	1	0.38	8	650	22	2.51	5	76	0.36	117	10	88	30
JM RC-28-05	308	310	100045	EXT	0.007	0.5	7.31	77	820	1.1	2	2.64	0.5	8	6	23	2.98	1.54	1.77	1410	4	1.22	8	700	13	1.14	5	112	0.28	108	10	108	10
JM RC-28-05	310	312	100046	EXT	0.008	0.5	7.32	72	160	1.2	2	2.71	0.6	10	7	49	3.15	1.48	1.52	1025	4	1.48	10	680	14	2.46	5	188	0.39	118	10	43	20
JM RC-28-05	312	314	100047	EXT	0.010	0.7	7.47	72	130	1.5	2	0.82	0.5	11	9	139	3.1	1.8	1.26	621	1	0.54	8	850	28	3.14	6	106	0.32	112	10	48	40
JM RC-28-05	314	316	100048	EXT	0.006	0.5	4.4	91	140	1.4	2	2.27	0.6	11	7	24	3.77	1.32	1.56	901	1	1.43	10	880	21	2.5	5	219	0.36	127	10	73	10
JM RC-28-05	316	318	100049	EXT	0.005	0.5	7.07	48	830	1.1	2	3.83	0.7	10	8	19	3.16	1.24	1.36	908	1	1.88	8	780	15	1.36	5	327	0.43	114	10	40	10
JM RC-28-05	318	320	100050	EXT	0.008	0.5	7.62	[illegible]	630	1.2	2	2.22	0.6	10	7	37	3.37	1.36	1.7	864	1	1.88	8	700	32	1.64	5	226	0.34	122	10	100	10
JM RC-28-05	320	322	100051	EXT	0.011	0.5	4.23	48	110	1.4	2	1.54	0.5	10	7	19	3.06	1.88	1.06	573	1	0.36	7	720	17	2.87	5	38	0.34	136	10	70	10
JM RC-28-05	322	324	100052	EXT	0.085	2.5	7.85	168	40	1.6	2	0.91	0.5	10	6	480	3.50	1.06	0.7	388	7	0.09	11	640	6	3.66	6	278	0.3	115	10	65	40
JM RC-28-05	324	326	100053	EXT	0.105	0.5	7.42	38	180	0.8	2	0.37	0.5	2	14	67	3.22	1.74	0.15	53	13	0.17	5	700	13	2.15	5	220	0.16	98	10	16	20
JM RC-28-05	326	328	100054	EXT	0.13	0.5	7.07	91	110	0.8	2	0.21	0.5	1	12	77	2.86	1.7	0.13	47	16	0.16	5	740	10	2.05	5	188	0.15	91	10	17	30
JM RC-28-05	328	330	100055	EXT	0.147	0.5	7.8	47	110	0.8	2	0.38	0.5	2	13	112	2.78	1.76	0.13	57	16	0.16	5	880	11	2.98	5	288	0.17	88	10	34	40
JM RC-28-05	330	332	100056	EXT	0.083	0.5	7.2	13	830	1.3	2	0.29	0.6	8	12	82	3.88	1.5	0.86	457	6	0.17	8	840	10	0.17	5	38	0.21	104	10	126	10
JM RC-28-05	332	334	100057	EXT	0.072	0.6	7.05	30	670	1.5	2	0.37	0.6	13	10	213	4.85	1.31	1.43	1845	1	1.38	12	790	16	0.74	5	84	0.27	117	10	341	10
JM RC-28-05	334	336	100058	EXT	0.041	1.2	6.78	46	270	1.6	2	0.37	1.7	11	6	394	4.36	0.85	2.06	1650	1	0.66	12	790	182	3.08	5	88	0.33	117	10	471	40
JM RC-28-05	336	338	100059	EXT	0.016	0.5	6.54	194	160	1.8	2	0.32	1.6	11	4	134	4.28	0.83	2.41	1786	1	0.4	8	630	83	1.83	5	51	0.34	130	10	480	30
JM RC-28-05	338	340	100060	EXT	0.033	0.5	4.22	314	170	2.4	2	0.47	0.5	14	4	189	3.86	0.82	2.4	1316	1	0.21	12	580	41	2.08	7	38	0.36	137	10	432	80
JM RC-28-05	340	342	100061	EXT	0.06	0.5	6.8	288	220	2.5	3	0.88	0.5	14	4	11	3.87	1.25	2.36	1286	1	0.24	15	670	23	2.41	5	79	0.38	140	10	322	20
JM RC-28-05	342	344	100062	EXT	0.053	0.5	5.8	129	210	1	2	1.03	2.5	14	4	71	3.32	1.41	0.62	315	2	0.15	8	530	37	3.6	8	215	0.35	88	10	330	130
JM RC-28-05	344	346	100063	EXT	0.079	0.5	7.3	71	170	0.7	7	0.36	3.5	14	4	29	3.6	1.77	0.11	40	1	0.04	11	620	30	4.45	8	188	0.36	110	10	328	210
JM RC-28-05	346	348	100064	EXT	0.050	0.5	7.15	46	180	0.5	5	0.16	1.9	8	6	112	2.25	1.64	0.08	38	7	0.13	6	480	21	2.28	7	267	0.2	182	10	97	80
JM RC-28-05	348	350	100065	EXT	0.031	0.5	6.15	41	330	0.5	4	0.12	1.2	3	12	[illegible]	1.04	1.54	0.15	63	11	0.19	6	430	25	1.43	5	178	0.13	79	10	44	20
JM RC-28-05	350	352	100066	EXT	0.074	0.5	7.11	22	440	0.5	4	0.11	1.2	1	16	48	1.75	1.38	0.1	51	8	0.15	4	870	84	1.88	10	412	0.18	80	10	23	20
JM RC-28-05	352	354	100067	ORG	0.134	0.5	6.82	37	250	0.5	3	0.12	1.3	4	17	108	2.20	1.58	0.11	40	18	0.15	6	480	87	2.23	7	313	0.18	64	10	23	30
JM RC-28-05	354	356	100069	EXT	0.120	0.5	7.34	40	220	0.9	6	0.13	3.1	16	19	140	2.04	1.4	0.16	95	16	0.2	12	630	82	2.68	12	257	0.14	88	10	298	100
JM RC-28-05	356	358	100070	EXT	0.133	0.5	6.89	46	220	0.5	5	0.08	1.6	5	18	140	2.80	1.7	0.11	42	16	0.13	7	690	77	2.98	6	215	0.17	80	10	23	40
JM RC-28-05	358	360	100071	EXT	0.161	0.5	6.79	25	320	0.5	5	0.08	1.4	1	14	80	2.16	1.38	0.1	27	7	0.10	7	630	64	2.13	5	195	0.14	62	10	16	40
JM RC-28-05	360	362	100072	EXT	0.140	0.5	5.87	61	280	0.5	4	0.09	1.2	4	19	246	1.88	1.41	0.1	54	31	0.13	5	560	68	1.71	5	175	0.13	70	10	30	30
JM RC-28-05	362	364	100073	EXT	0.140	0.6	6.28	54	180	0.5	5	0.11	1.8	4	12	98	2.06	1.5	0.14	41	10	0.14	6	640	68	2.63	5	193	0.14	78	10	36	30
JM RC-28-05	364	366	100074	EXT	0.136	0.5	7.34	44	380	0.5	5	0.12	1.8	6	17	110	2.7	1.40	0.10	110	11	0.10	7	670	78	2.42	5	204	0.15	65	10	50	40
JM RC-28-05	366	368	100075	EXT	0.153	0.5	7.81	42	230	0.8	3	0.11	1.7	5	23	123	2.80	1.44	0.17	67	12	0.10	9	630	71	2.8	7	218	0.16	67	10	42	80
JM RC-28-05	368	370	100076	EXT	0.127	0.6	7.29	36	390	0.5	4	0.08	1.5	8	25	111	2.27	1.47	0.11	44	16	0.17	14	670	68	2.15	7	234	0.14	65	10	24	50
JM RC-28-05	370	372	100077	EXT	0.111	0.6	7.38	31	440	0.5	5	0.08	1.6	4	20	98	2.20	1.40	0.1	30	26	0.17	11	700	73	2.28	5	254	0.16	65	10	25	40
JM RC-28-05	372	374	100078	EXT	0.100	0.5	8.05	91	280	0.6	6	0.09	0.8	7	23	138	2.94	1.41	0.1	38	16	0.10	9	800	66	3.13	5	297	0.16	98	10	30	40
JM RC-28-05	374	376	100079	EXT	0.164	0.6	7.38	38	170	0.5	6	0.09	0.5	7	22	88	2.54	1.60	0.09	43	14	0.15	9	780	64	2.68	5	288	0.16	87	10	17	30
JM RC-28-05	376	378	100080	EXT	0.134	0.8	7.73	50	300	0.5	5	0.1	0.8	8	13	115	2.40	1.80	0.1	32	16	0.17	6	780	63	2.76	5	383	0.17	67	10	19	30
JM RC-28-05	378	380	100081	ORG	0.131	0.7	7.74	46	160	0.5	6	0.09	0.5	10	23	63	2.71	1.78	0.09	47	16	0.22	12	780	144	3.88	6	364	0.16	96	10	20	30
JM RC-28-05	380	382	100083	EXT	0.1	0.7	7.72	36	160	0.5	6	0.09	0.8	4	20	65	2.58	1.80	0.09	45	21	0.2	18	750	128	2.95	5	288	0.16	88	10	18	30
JM RC-28-05	382	384	100084	EXT	0.088	0.6	7.4	45	340	0.5	6	0.08	0.7	6	20	91	2.38	1.80	0.09	36	14	0.19	18	718	92	2.58	5	273	0.15	79	10	18	30
JM RC-28-05	384	386	100085	EXT	0.138	0.5	7.57	43	140	0.5	7	0.09	7.6	45	25	115	3.1	1.58	0.09	51	13	0.2	22	770	126	3.48	7	343	0.14	96	10	1105	580
JM RC-28-05	386	388	100086	EXT	0.162	0.5	7.34	[illegible]	120	0.5	9	0.1	0.8	22	18	159	3.37	1.60	0.09	34	14	0.21	8	600	123	3.84	6	381	0.15	104	10	1386	780
JM RC-28-05	388	390	100087	EXT	0.14	0.5	7.5	41	100	0.5	7	0.1	2.7	26	20	87	2.91	1.7	0.08	40	12	0.2	15	630	119	2.88	6	383	0.15	101	10	357	280
JM RC-28-05	390	392	100088	EXT	0.123	0.5	7.72	71	140	0.5	7	0.1	0.6	13	18	186	2.97	1.72	0.08	34	11	0.24	6	680	114	3.58	5	342	0.15	105	10	35	90
JM RC-28-05	392	394	100089	EXT	0.173	0.6	7.33	56	130	0.6	6	0.06	0.5	9	22	148	2.67	1.92	0.08	38	12	0.24	8	880	141	3.36	5	449	0.15	83	10	33	30
JM RC-28-05	394	396	100090	EXT	0.144	0.5	7.18	128	240	0.5	6	0.06	0.4	8	18	308	2.90	1.81	0.1	51	13	0.19	8	790	83	3.15	6	323	0.14	82	10	18	30
JM RC-28-05	396	398	100091	EXT	0.107	0.5	8.14	72	130	0.6	4	0.1	1.1	19	14	165	3.36	2.16	0.1	43	22	0.4	10	630	28	3.75	5	215	0.16	84	10	87	50
JM RC-28-05	398	400	100092	EXT	0.048	0.7	6.01	134	170	0.5	6	0.07	3.4	9	11	313	3.47	1.91	0.08	43	5	0.14	8	610	34	4.01	8	177	0.15	82	10	467	250
JM RC-28-05	400	402	100093	EXT	0.053	0.5	7.71	168	180	0.6	7	0.06	3.6	12	7	375	2.61	2.3	0.14	71	4	0.11	14	280	81	3.18	8	204	0.16	32	10	612	310
JM RC-28-05	402	404	100094	EXT	0.045	0.5	7.85	58	340	0.7	4	0.06	1.7	10	5	127	2.37	1.82	0.17	77	1	0.12	8	420	76	2.84	7	272	0.16	88	10	288	180
JM RC-28-05	404	406	100095	EXT	0.032	0.5	7.54	45	250	0.7	7	0.06	1.6	9	5	47	2.51	2.08	0.15	81	1	0.09	8	480	77	3.27	5	313	0.19	48	10	380	170
JM RC-28-05	406	408	100096	EXT	0.014	0.5	7.56	38	330	0.8	8	0.04	1.2	14	7	54	2.44	2.08	0.17	84	1	0.07	13	940	58	3.18	5	254	0.19	54	10	304	140
JM RC-28-05	408	410	100097	EXT	0.025	0.5	6.15	33	240	0.6	6	0.06	1.4	14	14	38	2.52	2.4	0.23	114	1	0.12	21	880	58	3.27	5	328	0.2	58	10	262	130
JM RC-28-05	410	412	100098	EXT	0.021	0.5	6.62	21	150	0.6	8	0.09	0.9	15	30	33	2.53	2.5	0.22	103	1	0.09	27	430	68	3.41	5	402	0.22	43	10	347	150
JM RC-28-05	412	414	100099	EXT	0.036	0.5	8.1	40	430	0.8	5	0.09	0.9	18	18	42	2.06	2.25	0.23	118	1	0.08	15	560	54	3.27	5	181	0.21	56	10	156	80
JM RC-28-05	414	416	100100	EXT	0.066	0.5	6.06	46	170	1.1	4	0.07	1.5	17	2	88	2.83	2.58	0.27	135	1	0.12	11	540	17	3.33	5	283	0.21	54	10	387	150
JM RC-28-05	416	418	100101	EXT	0.036	0.5	4.42	60	160	1.1	6	0.13	1.4	17	4	70	2.80	2.31	0.19	93	1	0.3	12	710	40	4	8	477	0.17	62	10	344	110
JM RC-28-05	418	420	100102	EXT	0.036	0.7	6.57	61	290	0.8	8	0.54	0.7	11	8	135	2.47	1.76	0.14	97	2	0.24	6	420	34	3.5	5	245	0.11	43	10	88	30
JM RC-29-05	0	2	100103	EXT	0.027	0.5	5.48	389	230	0.5	5	0.06	0.7	1	12	36	2.36	0.96	0.81	64	12	0.34	6	380	77	2.72	21	313	0.2	67	10	5	20
JM RC-29-05	2	4	100104	EXT	0.036	0.5	5.88	130	220	0.5	7	0.8	0.8	1	6	20	5.1	1.84	0.11	75	8	0.56	1	870	97	3.7	10	364	0.91	129	10	3	140
JM RC-29-05	4	6	100105	EXT	0.020	0.5	4.15	38	300	1.1	5	0.46	0.6	1	7	144	4.17	1.2	0.09	158	5	0.37	1	1120	18	2.41	5	188	0.40	184	10	13	80
JM RC-29-05	6	8	100106	EXT	0.024	0.5	6.21	21	250	1	3	1.75	1	1	5	271	3.57	1.57	0.02	227	10	0.28	1	880	12	3.28	5	36	0.44	168	10	12	80
JM RC-29-05	8	10	100107	EXT	0.020	0.5	6.19	7	310	1.1	4	1.32	0.8	1	6	300	5	1.80	0.98	404	1	1.3	1	630	8	2.74	5	98	0.48	190	10	41	330
JM RC-29-05	10	12	100108	EXT	0.014	0.5	6.75	20	330	1.2	8	0.60	0.7	1	8	287	3.87	0.87	0.86	408	1	1.01	7	680	10	1.48	5	178	0.51	144	10	38	230
JM RC-29-05	12	14	100109	EXT	0.016	0.5	7.95	13	350	1.8	5	1.40	1.1	1	6	271	4.06	0.40	1.54	625	1	2.03	7	770	11	2.41	6	278	0.45	178	10	65	70
JM RC-29-05	14	16	100110	EXT	0.017	0.5	7.29	10	330	1.2	5	1.51	1	1	5	172	5.08	0.81	1.55	601	1	2.26	2	630	7	2.64	6	280	0.48	163	10	74	40
JM RC-29-05	16	18	100111	EXT	0.029	0.5	7.88	30	310	0.8	4	1.38	1	10	5	171	4.45	0.67	1.25	541	1	1.90	3	750	10	3.08	6	275	0.48	172	10	72	50
JM RC-29-05	18	20	100112	EXT	0.01	0.5	4.2	13	380	0.8	4	1.78	1	10	5	167	4.31	0.96	1.56	681	1	1.8	5	740	8	2.88	5	244	0.47	141	10	67	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-20-05	20	22	108113	ORG	0.063	0.5	7.46	17	270	1	6	1.42	0.6	7	6	336	4.98	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	22	24	108115	EXT	0.031	0.5	6.14	17	270	0.6	4	1.29	0.6	5	5	317	4.13	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	24	26	108116	EXT	0.052	0.5	6.14	14	160	1.2	3	3.53	1.1	12	6	315	4.06	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	26	28	108117	EXT	0.042	0.5	7.82	14	360	1	4	2.71	0.6	15	6	236	4.79	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	28	30	108118	EXT	0.087	0.6	7.77	29	380	1	4	1.82	0.6	11	7	163	4.64	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	30	32	108119	EXT	0.052	0.5	7.87	14	420	0.9	4	2.68	0.6	16	6	108	4.55	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	32	34	108120	EXT	0.048	0.5	7.06	6	480	1	2	2.95	1	15	7	57	4.61	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	34	36	108121	EXT	0.027	0.5	7.83	17	380	1	4	3.17	1	15	6	41	5.01	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	36	38	108122	EXT	0.022	0.5	7.82	14	440	1	5	3.47	1	16	6	34	4.42	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	38	40	108123	EXT	0.032	0.5	7.86	17	270	0.9	4	2.74	1.1	6	6	60	5.06	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	40	42	108124	EXT	0.025	0.5	7.08	26	360	0.9	4	1.59	0.6	6	6	116	4.45	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	42	44	108125	EXT	0.038	0.5	7.04	15	290	0.9	5	1.31	1	10	13	157	4.24	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	44	46	108126	EXT	0.036	0.5	7.11	6	310	0.9	5	2.37	1	14	6	74	4.46	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	46	48	108127	EXT	0.025	0.5	7.32	32	300	0.6	3	3.41	0.9	16	5	27	4.73	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	48	50	108128	EXT	0.016	0.5	7.32	13	260	0.6	4	2.56	1	16	5	46	4.40	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	50	52	108129	EXT	0.03	0.5	7.66	6	240	0.9	4	1.66	1.1	28	6	32	4.64	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	52	54	108130	EXT	0.051	0.5	7.14	16	330	0.9	5	2.05	1	16	5	34	4.53	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	54	56	108131	EXT	0.021	0.5	7.27	16	380	0.6	4	1.9	0.7	17	5	46	4.38	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	56	58	108132	EXT	0.006	0.5	7.57	12	270	1.1	6	1.81	1.2	20	6	106	5.43	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	58	60	108133	EXT	0.02	0.5	7.34	21	360	1	3	3.72	1.1	15	6	47	4.4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	60	62	108134	EXT	0.014	0.5	7.26	15	300	0.6	4	3.44	1.2	13	6	37	4.17	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	62	64	108135	EXT	0.016	0.5	7.85	10	330	0.8	3	3.63	1.1	17	6	22	4.45	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	64	66	108136	EXT	0.055	0.5	6.98	10	160	0.9	7	3.22	1	20	6	44	4.88	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	66	68	108137	ORG	0.031	0.5	7.06	18	270	0.9	2	3.5	1	22	6	18	5.25	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	68	70	108138	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	70	72	108140	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	72	74	108141	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	74	76	108142	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	76	78	108143	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	78	80	108144	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	80	82	108145	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	82	84	108146	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	84	86	108147	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	86	88	108148	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	88	90	108149	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	90	92	108150	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	92	94	108151	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	94	96	108152	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	96	98	108153	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	98	100	108154	EXT	0.04	0.5	8.48	16	570	1	3	1.78	0.6	4	7	47	3.28	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	100	102	108155	EXT	0.036	0.5	6.3	23	500	1.2	4	2.33	0.9	11	6	36	4.40	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	102	104	108156	EXT	0.030	0.5	6.2	16	320	1.1	4	1.66	1	14	7	32	4.96	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	104	106	108157	ORG	0.032	0.5	6.42	20	380	1.1	2	2.7	1.2	12	12	14	4.62	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	106	108	108158	EXT	0.044	0.5	6.64	29	220	1.1	4	1.04	1.1	14	7	26	5.43	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	108	110	108160	EXT	0.007	0.5	6.14	21	200	1.2	5	1.5	1.4	19	7	13	4.54	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-20-05	110	112	108161	EXT	0.006	0.5	6.13	16	410	1.2	4	1.42	1	15	7	41	4.08	1.72	1.73	1010	1	1.23	10	570	17	2.66	6	182	0.35	126	10	113	10
JM RC-20-05	112	114	108162	EXT	0.008	0.5	6.39	27	440	1.2	5	1.54	0.8	18	7	27	4.38	1.30	1.86	1370	1	1.74	10	780	13	2.21	5	265	0.4	140	10	123	20
JM RC-20-05	114	116	108163	EXT	0.028	0.5	6.13	16	430	1.3	2	1.38	1	15	11	1	4.15	1.04	2.08	982	1	2.42	9	800	14	2.52	5	302	0.42	142	10	96	40
JM RC-20-05	116	118	108164	EXT	0.017	0.5	7.81	25	230	1.1	4	1.28	0.9	16	7	240	4.51	1.40	1.54	721	1	1.22	11	780	8	3.40	6	134	0.38	134	10	64	20
JM RC-20-05	118	120	108165	EXT	0.015	0.5	6.04	14	500	1	2	3.71	0.9	13	6	81	3.87	1.31	1.61	870	3	3.15	10	710	13	0.72	5	461	0.34	142	10	85	10
JM RC-20-05	120	122	108166	EXT	0.043	0.5	7.64	12	500	1	3	3.78	1.1	21	6	19	4.88	1.22	1.8	2130	1	2.05	6	880	12	1.14	5	946	0.37	132	10	101	10
JM RC-20-05	122	124	108167	EXT	0.02	0.5	7.86	13	450	1	2	2.77	0.7	16	6	67	4.1	1.44	1.5	1085	3	1.87	6	730	6	0.8	5	408	0.37	134	10	101	20
JM RC-20-05	124	126	108168	EXT	0.021	0.5	7.83	7	460	1.1	2	3.77	0.9	17	6	174	4.3	1.41	1.73	983	1	3.27	10	780	31	0.01	6	496	0.43	152	10	104	10
JM RC-20-05	126	128	108169	EXT	0.027	0.5	6.42	16	460	1.1	2	3.72	0.7	13	10	62	4.27	1.40	1.78	800	1	3.38	6	600	10	0.38	4	422	0.43	150	10	83	10
JM RC-20-05	128	130	108170	EXT	0.031	0.5	6.07	13	460	1	2	3.8	1	13	6	34	3.93	1.56	1.88	822	1	2.40	4	790	13	1	6	464	0.41	148	10	86	10
JM RC-20-05	130	132	108171	EXT	0.034	0.5	6.84	15	410	1	3	3.80	1	12	6	73	4.06	1.35	1.52	872	1	2.79	9	770	13	0.73	5	486	0.43	151	10	88	10
JM RC-20-05	132	134	108172	EXT	0.006	0.5	6.82	10	450	1	2	3.71	1	13	12	25	4.42	1.2	1.75	1085	1	2.28	4	780	13	0.82	5	477	0.42	146	10	91	20
JM RC-20-05	134	136	108173	EXT	0.037	0.5	7.86	20	440	1	3	3.40	1.4	13	6	37	4.20	1.40	1.66	1080	3	2.21	10	730	15	1.64	7	408	0.4	142	10	65	10
JM RC-20-05	136	138	108174	EXT	0.016	0.5	7.60	16	440	1	3	3.15	0.7	12	6	33	3.87	1.4	1.56	643	1	2.54	6	730	16	1.86	7	426	0.4	140	10	65	10
JM RC-20-05	138	140	108175	EXT	0.023	0.5	7.40	15	400	1	2	3.95	1.1	12	11	30	3.64	1.51	1.54	780	1	2.44	9	730	16	0.46	5	478	0.4	142	10	68	10
JM RC-20-05	140	142	108176	EXT	0.031	0.5	7.91	19	470	1	2	3.81	1	14	11	55	4.13	1.54	1.66	838	1	2.43	6	740	12	0.29	5	448	0.41	144	10	80	10
JM RC-20-05	142	144	108177	EXT	0.030	0.5	6.04	22	540	1.4	2	3.35	1.2	16	10	52	4.84	1.36	1.66	1275	1	2.06	12	750	16	0.95	6	363	0.41	145	10	196	10
JM RC-20-05	144	146	108178	EXT	0.036	0.5	6.47	65	460	1.6	2	1.76	3.1	14	7	1320	4.81	1.62	1.71	985	1	1.93	14	750	38	2.47	5	198	0.4	148	10	216	10
JM RC-20-05	146	148	108179	EXT	0.023	0.5	6.94	52	340	1.3	7	0.85	1.3	14	7	956	4.14	1.87	1.7	625	1	1.46	12	680	30	3.37	6	153	0.42	153	10	178	10
JM RC-20-05	148	150	108180	ORG	0.012	0.5	6.67	95	470	1.1	2	2.05	0.6	10	6	817	2.84	1.62	1	427	1	1.16	4	560	20	3.07	6	270	0.38	118	10	104	20
JM RC-20-05	150	152	108182	EXT	0.014	0.5	6.5	65	620	1.4	2	4.83	0.6	10	6	696	2.87	1.14	0.46	294	5	0.46	7	760	40	2.38	8	302	0.38	134	10	78	20
JM RC-20-05	152	154	108183	EXT	0.026	0.5	7.61	186	130	0.7	5	6.16	0.7	7	6	936	6.32	1.71	0.16	46	5	0.25	6	680	40	4.02	11	326	0.24	126	10	20	20
JM RC-20-05	154	156	108184	EXT	0.047	0.6	6.03	104	150	1.4	3	6.16	0.6	6	6	140	4.7	1.74	0.31	46	1	0.2	7	900	35	3.35	7	389	0.37	136	10	32	30
JM RC-20-05	156	158	108185	EXT	0.046	0.5	7.81	194	140	0.5	4	6.25	0.6	1	6	217	5.53	0.79	0.07	30	4	0.46	1	780	70	2.06	11	386	0.26	136	10	4	10
JM RC-20-05	158	160	108186	EXT	0.066	0.5	7.13	95	900	0.5	2	6.16	0.8	1	13	136	3.14	1	0.07	45	11	0.28	1	470	172	1.36	6	812	0.19	115	10	12	10
JM RC-20-05	160	162	108187	EXT	0.111	0.5	6.70	47	660	0.5	2	6.11	0.6	1	15	75	2.87	1.2	0.07	47	6	0.26	1	630	176	1.22	6	546	0.2	100	10	14	10
JM RC-20-05	162	164	108188	EXT	0.043	0.5	6.03	129	160	0.5	2	0.87	0.5	1	11	42	2.4	1.12	0.03	56	15	0.45	1	410	132	2.06	10	375	0.19	114	10	16	20
JM RC-20-05	164	166	108189	EXT	0.066	0.5	7.06	82	430	0.5	3	0.06	0.6	1	12	1240	3.19	1.40	0.07	32	15	0.21	1	830	74	2	6	405	0.14	104	10	7	30
JM RC-20-05	166	168	108190	EXT	0.143	0.5	6.08	54	380	0.5	2	0.11	0.7	1	14	290	2.66	1.8	0.1	36	22	0.2	1	840	72	2.38	5	437	0.19	134	10	8	20
JM RC-20-05	168	170	108191	EXT	0.063	0.6	7.8	30	600	0.6	2	0.12	0.7	1	14	151	2.79	1.76	0.11	37	13	0.29	2	1020	86	0.76	5	384	0.17	134	10	8	10
JM RC-20-05	170	172	108192	EXT	0.074	0.5	6.13	40	560	0.5	2	0.12	0.6	1	16	77	3.38	1.66	0.1	31	14	0.23	1	1040	37	0.77	5	274	0.24	142	10	7	20
JM RC-20-05	172	174	108193	EXT	0.146	0.6	7.73	147	300	0.5	2	0.13	0.5	7	20	352	3.11	1.71	0.06	26	23	0.16	6	1110	71	4.15	14	365	0.26	124	10	7	100
JM RC-20-05	174	176	108194	EXT	0.05	0.6	7.01	480	40	0.5	2	0.05	0.5	4	12	1100	2.58	0.90	0.01	31	16	0.13	7	420	64	4.17	35	377	0.27	96	10	11	140
JM RC-20-05	176	178	108195	EXT	0.031	0.5	4.58	64	70	0.5	2	0.04	0.5	3	11	239	2.67	1.16	0.02	66	17	0.27	5	380	52	4.63	4	236	0.06	38	10	13	30
JM RC-20-05	178	180	108196	EXT	0.023	0.6	5.16	90	70	0.5	2	0.05	0.5	5	6	154	2.7	1.22	0.03	63	16	0.23	6	350	44	4.38	7	164	0.07	35	20	16	20
JM RC-20-05	180	182	108197	EXT	0.047	0.5	4.62	108	130	0.5	4	0.06	1.3	2	11	336	2.56	1.34	0.07	60	12	0.16	5	400	40	3.9	6	240	0.07	38	10	26	50
JM RC-20-05	182	184	108198	EXT	0.060	0.5	4.83	65	180	0.5	2	0.06	1.3	3	6	204	2.42	1.56	0.06	71	10	0.31	5	460	56	3.02	5	179	0.06	38	10	22	40
JM RC-20-05	184	186	108199	EXT	0.119	0.5	5.78	27	140	0.6	2	0.1	1.6	5	6	106	3.14	1.06	0.07	40	7	0.16	6	720	64	4.2	5	164	0.1	56	10	22	70
JM RC-20-05	186	188	108200	EXT	0.082	0.5	6.06	33	110	0.5	4	0.1	1.6	5	11	114	3.44	1.06	0.07	57	6	0.15	7	730	110	4.74	5	207	0.1	56	10	26	70
JM RC-20-05	188	190	108201	EXT	0.067	0.5	6.65	27	130	0.6	4	0.06	1.4	3	11	82	3.17	1.02	0.08	38	11	0.16	6	730	66	4.58	5	273	0.1	54	10	14	50
JM RC-20-05	190	192	108202	EXT	0.06	0.7	6.36	47	130	0.6	3	0.06	1.7	5	6	114	3.4	1.06	0.07	48	12	0.16	4	750	61	4.96	6	280	0.08	56	10	16	40
JM RC-20-05	192	194	108203	EXT	0.046	0.7	6.06	35	110	0.6	3	0.06	1.6	3	6	114	2.08	2.06	0.07	34	11	0.16	5	720	72	4.96	6	160	0.1	57	10	15	40
JM RC-20-05	194	196	108204	EXT	0.106	0.5	6.44	81	120	0.6	4	0.05	1.7	5	6	209	3.73	1.79	0.05	40	17	0.16	2	700	74	5.26	5	204	0.07	51	10	13	60
JM RC-20-05	196	198	108205	EXT	0.058	0.6	6	23	120	0.7	2	0.06	1.6	5	11	107	3.52	2.12	0.07	27	14	0.16	5	700	76	4.56	6	166	0.06	56	10	13	30
JM RC-20-05	198	200	108206	EXT	0.062	0.5	6.17	27	170	0.7	3	0.13	1.6	5	6	147	3.42	2.12	0.11	46	12	0.18	4	600	134	4.36	5	231	0.1	44	10	26	50
JM RC-20-05	200	202	108207	ORG	0.066	0.6	5.74	27	160	0.7	2	0.07	1.7	4	6	108	3.38	1.82	0.07	34	11	0.18	5	750	240	4.2	5	254	0.07	46	10	15	30
JM RC-20-05	202	204	108208	EXT	0.141	0.6	5.06	36	170	0.6	3	0.06	1.8	2	10	202	4.24	1.54	0.05	35	18	0.18	4	740	221	4.06	5	202	0.08	44	10	14	50
JM RC-20-05	204	206	108210	EXT	0.134	0.7	5.77	124	130	0.9	4	0.11	1.8	4	6	430	3.32	1.96	0.06	57	17	0.17	4	610	156	4.67	5	166	0.1	95	10	27	60
JM RC-20-05	206	208	108211	EXT	0.075	0.6	5.71	37	130	0.6	5	0.06	1.8	2	11	120	3.89	2.03	0.07	36	27	0.14	5	700	164	5.93	5	166	0.1	57	10	16	60
JM RC-20-05	208	210	108212	EXT	0.086	0.6	5.96	27	120	0.6	3	0.06	1.8	2	7	66	4.09	2.11	0.07	49	21	0.13	2	740	172	5.4	5	136	0.1	57	10	14	50
JM RC-20-05	210	212	108213	EXT	0.11	0.5	6.91	36	210	0.6	3	0.07	2.2	2	6	66	4.77	2.18	0.07	31	25	0.15	4	850	236	3.47	5	167	0.11	65	10	16	30
JM RC-20-05	212	214	108214	EXT	0.057	0.5	5.22	40	170	0.6	3	0.06	2.6	1	7	198	5.74	1.90	0.05	36	28	0.14	1	740	162	3.46	5	146	0.09	50	10	11	40
JM RC-20-05	214	216	108215	EXT	0.157	0.6	6.41	60	230	0.6	4	0.09	3.3	3	10	569	7.14	1.8	0.04	30	40	0.2	4	1000	305	4.06	5	275	0.09	72	10	12	30
JM RC-20-05	216	218	108216	EXT	0.096	0.5	6.34	51	200	0.6	3	0.07	2.0	3	10	96	6.17	2.03	0.07	40	30	0.15	6	710	134	4.38	5	120	0.11	71	10	16	20
JM RC-20-05	218	220	108217	EXT	0.024	0.6	5.40	40	190	0.6	5	0.07	2.4	3	11	142	5.24	1.66	0.04	32	24	0.16	4	810	174	4.6	5	179	0.09	56	10	12	40
JM RC-20-05	220	222	108218	EXT	0.072	0.5	4.48	46	150	0.5	6	0.09	2.8	1	10	108	5.05	1.54	0.06	43	26	0.19	2	730	156	4.38	5	162	0.11	56	10	12	60
JM RC-20-05	222	224	108219	EXT	0.135	0.6	5.23	36	170	0.7	4	0.07	2.2	2	14	164	4.77	1.57	0.04	37	36	0.2	4	780	190	5.36	5	187	0.08	57	10	15	40
JM RC-20-05	224	226	108220	EXT	0.133	0.5	5.1	46	220	0.7	1	0.07	2.1	3	10	142	5	1.57	0.03	51	32	0.25	4	720	161	6.33	5	164	0.08	44	10	13	40
JM RC-20-05	226	228	108221	ORG	0.106	0.5	4.8	36	150	0.5	4	0.08	2.3	2	12	147	5.11	1.16	0.02	35	36	0.36	5	790	82	6.50	7	236	0.07	52	10	11	50
JM RC-20-05	228	230	108223	EXT	0.060	0.5	5.05	52	180	0.5	2	0.14	0.5	4	25	218	3.02	1.13	0.06	70	37	0.29	7	860	67	4.02	5	260	0.16	46	10	30	40
JM RC-20-05	230	232	108224	EXT	0.060	0.5	5.23	34	130	0.5	4	0.12	1.3	1	12	136	2.37	1.33	0.06	55	18	0.32	3	840	74	3.38	5	433	0.14	56	10	26	30
JM RC-20-05	232	234	108225	EXT	0.084	0.5	4.88	36	50	0.5	3	0.1	1.5	4	16	151	3.05	0.96	0.03	38	19	0.36	6	600	70	5.15	5	281	0.11	44	20	34	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-29-05	234	236	106226	EXT	0.042	0.5	5.13	25	80	0.5	4	0.11	1.8	3	13	134	3.20	1.11	0.02	54	20	0.47	6	1070	64	5.86	5	413	0.1	61	20	30	140
JM RC-29-05	236	238	106227	EXT	0.036	0.5	3.91	31	140	0.5	4	0.06	1.5	4	10	156	3.14	0.96	0.02	41	14	0.41	7	480	44	5.41	5	246	0.04	26	10	24	40
JM RC-29-05	238	240	106228	EXT	0.024	0.5	3.83	70	180	0.5	2	0.04	1.7	5	10	329	2.6	0.91	0.02	65	8	0.33	7	380	43	4.09	5	171	0.04	33	10	17	50
JM RC-29-05	240	242	106229	EXT	0.017	0.5	3.27	143	130	0.5	3	0.04	1.3	57	11	436	2.42	0.96	0.01	41	11	0.23	41	358	60	4.34	7	235	0.04	27	10	80	50
JM RC-29-05	242	244	106230	EXT	0.027	0.5	5.15	43	80	0.5	3	0.11	1.8	6	30	190	3.90	1.48	0.03	57	11	0.24	12	780	57	6.38	5	287	0.1	83	10	25	40
JM RC-29-05	244	246	106231	EXT	0.021	0.5	5.21	33	110	0.5	4	0.09	1.6	4	19	109	3.45	1.44	0.04	37	8	0.10	7	660	60	5.27	5	226	0.11	66	10	18	30
JM RC-29-05	246	248	106232	EXT	0.042	0.5	6.56	35	130	0.6	4	0.07	2.5	13	14	607	4.90	2.27	0.1	46	11	0.12	8	780	56	5.64	5	179	0.12	114	10	18	40
JM RC-29-05	248	250	106233	EXT	0.081	0.5	6.12	61	130	0.5	4	0.08	2.3	6	14	120	4.78	1.45	0.09	29	8	0.17	6	980	61	6.56	5	197	0.1	104	10	10	40
JM RC-29-05	250	252	106234	EXT	0.042	0.5	6.33	35	130	0.5	4	0.09	1.6	7	15	180	4.32	2.08	0.06	48	7	0.17	6	900	64	5.6	5	206	0.11	118	10	12	40
JM RC-29-05	252	254	106235	EXT	0.024	0.5	6.5	33	70	0.6	3	0.1	1.7	7	21	122	3.13	1.76	0.06	36	9	0.27	7	670	98	5.65	5	249	0.12	108	10	53	90
JM RC-29-05	254	256	106236	EXT	0.029	0.7	5.83	46	80	0.6	7	0.09	1.8	6	15	136	3.57	1.54	0.03	49	7	0.21	6	810	72	5.65	5	235	0.08	83	10	80	80
JM RC-29-05	256	258	106237	EXT	0.023	0.5	4.3	100	80	0.5	2	0.09	1.8	7	21	290	2.96	1.50	0.08	41	6	0.2	6	740	83	4.75	5	196	0.14	104	10	40	90
JM RC-29-05	258	260	106238	EXT	0.025	0.5	6.34	36	100	0.5	3	0.06	1.7	6	14	106	2.93	1.76	0.06	45	8	0.18	4	790	51	4.63	5	183	0.11	107	10	31	50
JM RC-29-05	260	262	106239	EXT	0.04	0.6	6.55	45	180	0.5	5	0.09	1.8	5	11	126	2.92	1.92	0.08	30	7	0.17	6	620	54	4.15	5	142	0.15	108	10	17	40
JM RC-29-05	262	264	106240	EXT	0.027	0.5	6.29	29	130	0.5	3	0.09	1.5	7	14	85	2.6	1.61	0.06	42	8	0.2	4	480	60	4.38	5	196	0.12	88	10	18	40
JM RC-29-05	264	266	106241	EXT	0.033	0.5	6.41	71	150	0.5	3	0.09	1.3	7	11	201	2.47	1.64	0.08	35	10	0.18	6	630	60	4.05	5	192	0.15	108	10	23	40
JM RC-29-05	266	268	106242	EXT	0.018	0.5	6.12	31	80	0.5	2	0.07	1.8	11	15	71	3.73	1.42	0.07	25	8	0.14	4	750	47	5.07	5	156	0.12	104	10	10	30
JM RC-29-05	268	270	106243	EXT	0.032	0.5	7.13	74	80	0.5	4	0.08	2.2	12	20	208	4.64	1.74	0.07	38	4	0.11	8	680	43	5.8	5	172	0.17	111	10	8	30
JM RC-29-05	270	272	106244	EXT	0.034	0.5	6.84	69	90	0.5	4	0.09	1.6	6	28	251	3.50	1.35	0.03	31	16	0.21	8	430	96	6.1	5	308	0.15	81	10	50	50
JM RC-29-05	272	274	106245	EXT	0.033	0.5	5.44	54	70	0.5	5	0.11	1.8	6	16	185	3.65	1.83	0.04	54	11	0.2	7	800	64	5.63	5	243	0.13	79	10	23	50
JM RC-29-05	274	276	106246	EXT	0.02	0.5	4.5	27	70	0.5	2	0.05	2.1	13	12	100	4.12	0.94	0.07	31	10	0.11	12	500	35	5.40	5	223	0.09	42	10	24	60
JM RC-29-05	276	278	106247	EXT	0.035	0.5	5.04	60	100	0.5	3	0.08	2	20	14	404	3.64	1.22	0.04	67	11	0.28	20	680	55	5.97	5	383	0.08	45	10	28	30
JM RC-29-05	278	280	106248	EXT	0.030	0.5	4.15	47	90	0.5	4	0.08	1.6	6	16	334	3.71	0.9	0.04	95	10	0.25	8	640	58	5.25	6	328	0.08	37	10	28	40
JM RC-29-05	280	282	106249	EXT	0.020	0.6	4.42	41	70	0.5	4	0.06	1.8	7	13	146	2.77	0.63	0.04	67	8	0.3	6	650	53	4.91	5	288	0.07	30	10	22	30
JM RC-29-05	282	284	106250	EXT	0.035	0.5	3.80	46	40	0.5	3	0.05	1.9	11	18	180	3.19	0.75	0.02	42	7	0.18	10	600	43	4.64	5	302	0.06	24	20	32	20
JM RC-29-05	284	286	106251	EXT	0.039	0.6	3.83	96	40	0.5	3	0.06	1.8	8	11	262	3.46	0.72	0.02	56	7	0.18	5	710	57	4.37	5	380	0.08	30	20	31	30
JM RC-29-05	286	288	106252	EXT	0.019	0.6	3.42	85	40	0.5	2	0.06	2.3	104	14	253	3.98	0.62	0.01	49	5	0.18	6	480	45	4.96	5	357	0.04	17	680	54	80
JM RC-29-05	288	290	106253	ORG	0.019	0.5	3.73	204	50	0.5	2	0.04	1.9	74	12	551	3.74	0.65	0.01	56	5	0.18	7	480	43	4.91	5	253	0.04	20	480	33	30
JM RC-29-05	290	292	106255	EXT	0.02	0.6	5.12	86	80	0.5	2	0.07	2.8	25	10	312	5.08	1.04	0.02	40	8	0.21	7	650	47	6.63	5	444	0.06	44	100	17	20
JM RC-29-05	292	294	106256	EXT	0.025	0.6	5.74	46	70	0.5	4	0.09	2.4	16	14	388	4.68	1.6	0.06	36	6	0.18	6	830	70	6.14	5	266	0.1	74	50	17	20
JM RC-29-05	294	296	106257	EXT	0.027	0.5	7.42	52	110	0.5	4	0.09	1.7	6	22	180	3.23	1.65	0.08	46	11	0.16	5	790	106	4.12	7	380	0.19	122	20	22	10
JM RC-29-05	296	298	106258	EXT	0.021	0.5	6.57	43	80	0.6	2	0.07	2.6	15	20	136	4.77	1.42	0.07	32	7	0.15	6	790	108	5.79	5	263	0.12	184	40	29	30
JM RC-29-05	298	300	106259	EXT	0.014	0.5	4.45	41	70	0.5	2	0.04	1.8	23	12	174	3.38	0.91	0.02	66	11	0.14	10	470	79	4.01	5	213	0.05	33	130	27	30
JM RC-29-05	300	302	106260	EXT	0.031	0.5	6.15	61	100	0.5	2	0.07	2.1	38	28	267	3.67	1.5	0.08	98	12	0.14	6	610	58	4.32	5	231	0.11	75	200	67	20
JM RC-29-05	302	304	106261	EXT	0.018	0.5	5.48	57	40	0.5	2	0.08	2.2	37	12	281	4.36	1.36	0.05	43	4	0.14	7	620	57	5.37	5	321	0.08	42	210	14	20
JM RC-29-05	304	306	106262	EXT	0.024	0.5	6.02	95	40	0.5	2	0.08	2.4	11	10	179	4.99	1.52	0.05	34	5	0.14	6	840	54	5.44	5	550	0.05	31	30	14	50
JM RC-29-05	306	308	106263	EXT	0.024	0.5	6.12	65	110	0.5	2	0.08	2	34	21	248	3.94	1.71	0.07	63	10	0.12	7	730	64	4.27	5	345	0.06	48	200	83	50
JM RC-29-05	308	310	106264	EXT	0.034	0.5	6.05	92	80	0.5	3	0.08	2.7	16	16	380	4.45	1.74	0.08	28	6	0.14	6	940	91	5.6	5	388	0.11	107	50	13	50
JM RC-29-05	310	312	106265	EXT	0.021	0.5	6.34	30	100	0.5	2	0.05	2.5	24	12	165	4.43	1.9	0.08	42	6	0.13	7	830	51	4.98	5	238	0.06	66	110	16	30
JM RC-29-05	312	314	106266	EXT	0.046	0.5	6.11	67	100	0.5	4	0.11	2.3	62	32	377	4.25	1.57	0.11	60	17	0.18	12	800	60	4.61	8	280	0.16	73	380	50	70
JM RC-29-05	314	316	106267	EXT	0.028	0.5	6.58	73	180	0.6	2	0.09	1.7	14	17	337	3.06	1.88	0.13	68	12	0.16	9	670	50	3.12	5	224	0.13	62	70	174	30
JM RC-29-05	316	318	106268	EXT	0.02	0.5	5.06	46	120	0.5	2	0.04	2	11	13	201	3.58	1.98	0.07	37	10	0.13	13	840	44	4.04	5	230	0.06	38	30	83	20
JM RC-29-05	318	320	106269	EXT	0.012	0.5	4.56	30	100	0.6	2	0.03	1.7	10	8	107	3.12	1.34	0.04	48	7	0.12	12	430	48	3.63	5	220	0.04	19	20	29	20
JM RC-29-05	320	322	106270	EXT	0.023	0.5	4.15	91	80	0.5	2	0.02	1.8	10	8	172	3.44	1.3	0.04	33	7	0.11	9	340	41	4.12	5	165	0.04	17	20	16	20
JM RC-29-05	322	324	106271	EXT	0.043	0.5	4.90	194	110	0.5	2	0.03	2.1	13	6	609	3.63	1.33	0.03	40	14	0.16	4	370	44	5.16	8	164	0.06	38	20	18	20
JM RC-29-05	324	326	106272	EXT	0.022	0.5	6.25	39	80	0.5	1	0.08	2.8	17	14	142	4.8	1.74	0.06	25	11	0.17	6	740	74	5.78	5	210	0.1	63	10	16	30
JM RC-29-05	326	328	106273	EXT	0.036	0.5	6.62	70	70	0.5	2	0.04	3	22	14	140	6.4	2.11	0.1	36	6	0.16	14	840	46	6.27	6	276	0.11	106	10	13	30
JM RC-29-05	328	330	106274	EXT	0.037	0.5	6.12	134	80	0.5	2	0.09	2.4	20	32	319	4.43	2.11	0.08	23	6	0.25	26	750	51	6.38	5	267	0.1	101	10	13	30
JM RC-29-05	330	332	106275	EXT	0.031	0.5	5.57	66	130	0.5	2	0.08	1.7	11	16	358	3.22	1.63	0.07	96	11	0.15	7	540	46	3.48	5	201	0.1	46	10	34	30
JM RC-29-05	332	334	106276	EXT	0.027	0.5	4.34	61	80	0.5	2	0.03	1.8	13	12	306	3.38	1.17	0.04	47	4	0.14	8	380	49	4.05	5	148	0.04	22	10	52	30
JM RC-29-05	334	336	106277	ORG	0.012	0.5	3.94	111	50	0.5	2	0.03	2.3	17	61	419	4.33	0.67	0.03	67	12	0.17	12	370	65	5.16	5	171	0.03	21	20	30	30
JM RC-29-05	336	338	106279	EXT	0.020	0.5	4.8	51	100	0.5	3	0.04	1.6	17	20	367	3.34	1.06	0.08	75	12	0.12	11	390	44	3.49	5	128	0.07	31	30	52	30
JM RC-29-05	338	340	106280	EXT	0.080	0.5	4.52	140	70	0.5	2	0.04	1.8	11	13	798	3.47	1.38	0.04	40	11	0.14	11	460	54	4.15	5	209	0.06	26	10	22	30
JM RC-29-05	340	342	106281	EXT	0.033	0.5	5.62	64	110	0.5	2	0.06	2.1	15	8	438	3.77	1.9	0.07	43	6	0.13	11	480	47	4.27	5	148	0.08	50	10	15	30
JM RC-29-05	342	344	106282	EXT	0.056	0.5	7.53	71	110	0.5	4	0.09	2.4	19	75	646	4.32	2.02	0.13	23	6	0.11	6	740	32	4.56	5	176	0.15	120	10	10	30
JM RC-29-05	344	346	106283	EXT	0.063	0.7	6.94	46	70	0.5	2	0.08	3	23	17	1060	6.63	2.18	0.11	34	12	0.12	7	680	57	4.04	7	182	0.11	113	10	11	30
JM RC-29-05	346	348	106284	EXT	0.046	0.5	7.27	160	140	0.5	3	0.09	2.6	38	17	908	3.76	1.9	0.12	25	7	0.14	26	780	30	4.15	6	182	0.18	115	10	16	40
JM RC-29-05	348	350	106285	EXT	0.077	0.5	7.46	62	190	0.5	4	0.08	2.5	18	14	740	4.06	2.16	0.14	38	20	0.13	6	770	29	4.06	9	230	0.18	126	20	40	20
JM RC-29-05	350	352	106286	EXT	0.072	0.6	7.02	130	180	0.6	4	0.08	2.8	22	11	747	5.06	2.05	0.11	25	13	0.16	6	410	26	5.02	6	234	0.12	102	10	11	20
JM RC-29-05	352	354	106287	EXT	0.048	0.5	7.47	90	170	0.5	5	0.09	2.8	21	10	788	5.36	2.27	0.12	36	6	0.17	7	670	36	5.82	10	201	0.11	110	10	10	30
JM RC-29-05	354	356	106288	EXT	0.058	0.5	7.25	132	180	0.5	3	0.08	2.7	18	8	1196	4.8	2.18	0.11	23	12	0.18	6	810	42	5.27	6	219	0.14	86	10	21	40
JM RC-29-05	356	358	106289	EXT	0.080	0.5	6.64	57	280	0.5	7	0.15	2.8	16	28	974	4.82	1.58	0.12	25	8	0.15	13	1400	28	4.42	6	505	0.21	158	10	12	20
JM RC-29-05	358	360	106290	EXT	0.078	0.5	6.98	131	150	0.5	5	0.1	2.8	18	8	601	4.09	2.87	0.1	17	6	0.15	7	880	27	5.52	7	282	0.11	84	10	12	10
JM RC-29-05	360	362	106291	EXT	0.044	0.5	7.12	200	280	0.5	4	0.08	2.2	8	6	476	3.80	2.2	0.11	31	7	0.18	4	710	60	4.46	7	277	0.11	61	10	24	30
JM RC-29-05	362	364	106292	EXT	0.037	0.5	6.65	91	110	0.5	4	0.09	2.4	11	8	280	4.53	2.09	0.07	22	18	0.23	7	1240	93	6.33	5	750	0.08	84	10	11	20
JM RC-29-05	364	366	106293	EXT	0.037	0.5	6.38	52	160	0.5	4	0.14	2.1	14	7	165	3.05	1.98	0.08	37	41	0.23	6	1400	105	5.34	7	628	0.1	62	20	34	30
JM RC-29-05	366	368	106294	EXT	0.042	0.5	6.78	66	240	0.5	4	0.11	6.5	18	14	417	4.1	2.44	0.11	28	38	0.21	21	900	62	4.08	5	377	0.14	98	10	46	30
JM RC-29-05	368	370	106295	EXT	0.05	0.5	6.71	90	200	0.5	3	0.08	2	12	4	715	3.82	2.29	0.09	32	18	0.21	4	690	46	4.78	8	258	0.1	91	10	16	20
JM RC-29-05	370	372	106296	EXT	0.037	0.5	6.91	146	180	0.5	4	0.08	2	12	6	540	3.78	2.14	0.1	30	22	0.2	6	690	39	4.72	8	242	0.12	96	10	10	20
JM RC-29-05	372	374	106297	EXT	0.030	0.5	6.48	203	190	0.5	3	0.12	1.5	7	10	982	2.93	2.05	0.1	45	18	0.22	4	780	47	4.23	16	280	0.16	86	10	67	30
JM RC-29-05	374	376	106298	EXT	0.037	0.5	6.98	120	160	0.5	4	0.1	1.9	18	13	375	3.38	2	0.11	36	25	0.23	7	720	95	4.67	7	258	0.14	88	10	76	20
JM RC-29-05	376	378	106299	EXT	0.03	0.5	6.48	160	140	0.5	5	0.06	2.2	12	5	441	4.7	2.03	0.09	32	11	0.18	4	680	62	5.78	8	242	0.1	83	10	26	20
JM RC-29-05	378	380	106300	EXT	0.044	0.6	7.06	184	150	0.5	3	0.08	2.3	14	14	645	4.18	1.98	0.11	45	14	0.22	6	680	58	5.18	6	250	0.11	66	10	172	30
JM RC-29-05	380	382	106301	EXT	0.087	0.6	6.42	285	190	0.5	3	0.06	1.8	8	5	728	3.64	2.2	0.08	34	13	0.18	9	750	75	4.57	5	308	0.11	48	10	35	20
JM RC-29-05	382	384	106302	EXT	0.081	0.5	6.48	134	170	0.5	4	0.06	1.8	10	8	600	3.42	2.02	0.06	20	12	0.18	4	430	60	4.28	4	233	0.1	48	10	30	20
JM RC-29-05	384	386	106303	ORG	0.083	0.6	7.34	68	160	0.5	2	0.08	1.8	10	11	772	3.36	2.12	0.12	30	31	0.21	4	770	63	3.94	7	278	0.12	64	10	44	20
JM RC-29-05	386	388	106305	EXT	0.034	0.5	6.08	65	130	0.5	3	0.04	1.8	13	4	236	3.58	1.42	0.04	34	14	0.18	6	530	41	4.54	6	218	0.07	37	10	20	30
JM RC-29-05	388	390	106306	EXT	0.036	0.6	6.22	127	110	0.5	3	0.02	1.8	14	4	443	3.19	1.31	0.04	35	12	0.14	5	280	25	3.88	5	118	0.04	18	10	17	30
JM RC-29-05	390	392	106307	EXT	0.084	0.5	5.38	95	170	0.5	5	0.07	2.4	11	14	718	4.48	1.16	0.05	50	12	0.18	6	620	40	5.28	5	225	0.08	44	10	88	30
JM RC-29-05	392	394	106308	EXT	0.05	0.5	5.83	95	100	0.5	5	0.06	1.8	12	15	443	3.88	0.85	0.03	36	13	0.21	8	540	32	4.88	5	233	0.06	34	10	27	20
JM RC-29-05	394	396	106309	EXT	0.021	0.5	5.46	62	230	0.5	3	0.04	2	14	4	162	3.65	1.3	0.04	30	26	0.16	7	510	30	4.78	5	142	0.08	30	10	17	20
JM RC-29-05	396	398	106310	EXT	0.034	0.5	5.31	83	100	0.5	3	0.07	1.8	7	14	328	3.62	1.03	0.05	63	17	0.16	9	650	34	3.91	5	204	0.09	46	10	58	10
JM RC-29-05	398	400	106311	EXT	0.035	0.5	4.38	172	80	0.5	2	0.03	2	11	10	404	4.14	0.74	0.02	44	10	0.14	6	300	17	4.08	5	48	0.04	23	10	35	20
JM RC-29-05	400	402	106312	EXT	0.042	0.7	5.27	75	100	0.5	2	0.03	2.3	16	16	205	4.71	1.38	0.04	97	31	0.15	12	430	21	5.46	7	172	0.05	30	30	28	30
JM RC-29-05	402	404	106313	EXT	0.037	0.5	6.42	174	190	0.5	2	0.08	2.1	35	16	408	4.02	1.92	0.07	38	14	0.19	7	780	36	4.04	6	266	0.08	60	130	44	20
JM RC-29-05	404	406	106314	EXT	0.044	0.5	7.35	200	100	0.5	4	0.08	2.2	16	13	721	4.18	1.91	0.07	44	12	0.18	8	470	32	4.9	6	276	0.13	80	10	30	30
JM RC-29-05	406	408	106315	EXT	0.043	0.5	5.43	95	110	0.5	3	0.04	2.5	18	4	188	4.76	1.38	0.03	32	14	0.18	18	460	20	4.17	5	245	0.05	35	10	17	30
JM RC-30-05	0	2	106316	EXT	0.006	0.5	7.33	41	380	0.8	4	3.88	3.5	16	7	107	4	0.86	1.46	662	5	1.64	10	880	16	0.56	5	443	0.38	168	10	124	50
JM RC-30-05	2	4	106317	EXT	0.006	0.5	7.41	13	300	0.8	2	4.24	3.7	18	7	71	4.35	0.74	1.9	601	1	1.88	11	620	8	0.06	5	450	0.43	171	10	148	30
JM RC-30-05	4	6	106318	ORG	0.011	0.8	7.42	21	340	0.8	4	3.93	3.6	18	7	61	4.17	0.82	1.88	751	1	1.54	8	640	12	0.34	6	440	0.42	164	10	100	30
JM RC-30-05	6	8	106320	EXT	0.006	0.5	7.34	13	340	0.8	4	3.48	3.6	15	5	84	4.18	0.93	1.78	771	1	1.48	8	650	12	0.02	6	530	0.46	172	10	107	30
JM RC-30-05	8	10	106321	EXT	0.006	0.5	7.26	15	330	0.8	5	3.67	3.6	18	7	30	4.24	0.7	1.84	679	1	1.44	7	700	9	0.01	5	374	0.48	184	10	102	40
JM RC-30-05	10	12	106322	EXT	0.006	0.5	7.48	5	270	0.8	2	3.97	3.8	15	4	48	4.19	0.58	1.8	811	1	2.07	10	740	9	0.01	5	422	0.44	173	10	106	30
JM RC-30-05	12	14	106323	EXT	0.005	0.5	7.28	7	300	0.8	3	4.05	3.5	14	6	48	3.65	0.76	1.56	665	1	2.08	16	650	10	0.01	5	417	0.43	168	10	108	20
JM RC-30-05	14	16	106324	EXT	0.006	0.5	7.22	5	380	1	2	4.48	3.7	15	8	55	4.24	0.81	1.84	427	1	1.75	9	650	5	0.01	5	413	0.48	160	10	128	10
JM RC-30-05	16	18	106325	EXT	0.011	0.6	7.66	50	430	1	3	2.88	3.8	12	6	73	4.45	1.12	1.28	563	6	1.3	10	710	24	0.01	6	352	0.46	168	10	124	30
JM RC-30-05	18	20	106326	EXT	0.008	0.5	7.74	5	520	1.1	3	2.83	3.8	18	5	18	4.7	1.38	0.93	585	1	1.82	8	800	17	0.01	5	880	0.37	104	10	173	10
JM RC-30-05	20	22	106327	EXT	0.006	0.5	7.72	6	620	1.3	2	2.97	3.2	12	6	80	3.67	1.23	1.80	579	1	1.78	6	880	10	0.01	5	530	0.36	128	10	178	10
JM RC-30-05	22	24	106328	EXT	0.01	0.5	7.51	15	910	1.2	3	2.98	3	10	8	88	3.36	1.32	1.80	400	5	1.93	6	780	43	0.01	8	912	0.35	114	10	128	10
JM RC-30-05	24	26	106329	EXT	0.005	0.5	7.93	7	910	1.3	2	3.56	2.7	6	4	42	3.83	0.88	0.88	714	1	2.14	8	870	20	0.01	7	743	0.34	84	10	134	10
JM RC-30-05	26	28	106330	EXT	0.007	0.5	7.88	6	470	1.3	2	2.52	3.1	6	5	47	3.48	1.2	0.88	780	2	1.78	6	830	17	0.01	6	873	0.38	95	10	164	20
JM RC-30-05	28	30	106331	EXT	0.008	0.5	8.23	14	900	1.3	5	2.81	3.1	10	7	49	3.53	1.12	1.1	722	4	2.85	4	840	20	0.01	5	851	0.38	112	10	128	20
JM RC-30-05	30	32	106332	EXT	0.005	0.5	7.75	9	520	1.3	2	2.77	3.4	10	7	44	3.79	1.34	0.98	842	1	1.84	7	840	12	0.01	5	521	0.38	103	10	154	10
JM RC-30-05	32	34	106333	EXT	0.006	0.5	7.6	12	540	1.2	3	3	3.8	10	6	79	3.67	1.36	0.6	840	1	1.98	6	830	18	0.01	5	617	0.37	104	10	140	10
JM RC-30-05	34	36	106334	EXT	0.005	0.6	7.88	8	500	1.2	2	3.88	3.1	10	6	61	3.27	1.05	1.2	733	1	2.06	6	830	10	0.01	5	580	0.38	106	10	114	10
JM RC-30-05	36	38	106335	EXT	0.005	0.6	7.84	21	530	1.1	3	2.02	3.2	6	6	61	3.48	1.54	0.98	451	2	1.4	7	800	15	0.77	6	415	0.35	100	10	128	20
JM RC-30-05	38	40	106336	EXT	0.008	0.6	7.86	5	950	1.2	2	2.82	3.8	6	5	78	3.38	1.45	0.88	818	1	1.94	7	850	7	0.03	5	488	0.35	86	10	138	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-30-05	40	42	106337	EXT	0.009	0.5	7.84	5	410	1.1	2	4.11	3.6	13	7	15	3.88	0.9	1.47	757	1	1.88	9	610	14	0.81	5	617	0.41	142	10	122	10
JM RC-30-05	42	44	106338	EXT	0.015	0.5	7.77	7	460	1.2	3	2.84	3.2	10	10	19	3.4	1.3	1.32	634	1	1.88	9	640	10	0.01	5	380	0.38	126	10	112	10
JM RC-30-05	44	46	106339	EXT	0.01	0.5	7.75	20	410	1.3	2	2.62	3.1	12	9	122	3.44	1.14	1.36	681	2	1.7	13	740	12	0.88	5	382	0.37	130	10	104	10
JM RC-30-05	46	48	106340	EXT	0.009	0.5	7.84	14	350	1.3	5	1.63	3.2	14	7	67	3.71	0.91	1.52	614	1	1.61	14	610	8	0.94	5	408	0.36	129	10	114	10
JM RC-30-05	48	50	106341	EXT	0.007	0.5	8.45	19	610	1.3	3	1.82	3.3	14	7	31	3.67	1.4	1.54	560	1	1.71	17	600	8	2.16	5	381	0.36	173	10	110	10
JM RC-30-05	50	52	106342	EXT	0.006	0.5	7.83	16	420	1.4	4	2.98	3.6	25	5	128	3.43	1.02	1.14	1420	2	1.88	21	720	8	2.83	5	388	0.37	139	10	158	10
JM RC-30-05	52	54	106343	EXT	0.005	0.5	7.5	15	400	1	4	3.58	3.2	13	5	80	3.52	0.92	1.62	637	1	2	5	770	10	1.38	6	371	0.38	136	10	80	10
JM RC-30-05	54	56	106344	EXT	0.009	0.5	7.29	24	390	1.2	4	3.43	3.2	12	6	41	3.45	0.88	1.3	678	1	1.58	6	720	11	0.88	5	375	0.37	135	10	77	10
JM RC-30-05	56	58	106346	ORG	0.007	0.5	7.88	22	410	1	3	3.85	3.1	12	6	44	3.57	1.25	1.29	788	1	1.78	6	780	8	1.01	5	365	0.38	136	10	81	10
JM RC-30-05	58	60	106347	EXT	0.011	0.5	7.54	24	390	1	3	3.18	3.8	13	5	38	3.84	1.07	1.48	618	1	2.08	6	610	10	2.35	5	388	0.4	142	10	100	10
JM RC-30-05	60	62	106348	EXT	0.009	0.5	7.32	18	380	1	3	3.95	3.1	13	7	52	3.88	0.88	1.48	808	1	2.03	6	600	8	0.48	7	415	0.39	136	10	85	10
JM RC-30-05	62	64	106349	EXT	0.015	0.5	7.19	56	118	0.8	2	2.33	3.9	16	6	166	4.86	0.67	0.68	486	1	1.22	18	720	29	4.22	6	564	0.36	124	10	88	60
JM RC-30-05	64	66	106350	EXT	0.02	0.5	8.07	96	100	1.6	6	0.2	4.7	17	7	185	4.47	1.3	0.99	95	1	0.22	23	660	13	4.66	6	628	0.4	136	10	448	130
JM RC-30-05	66	68	106351	EXT	0.014	0.5	8.37	56	160	2.8	7	0.32	4.2	16	7	174	4.46	1.82	0.75	167	1	0.2	22	670	12	4.81	5	88	0.42	146	10	214	50
JM RC-30-05	68	70	106352	EXT	0.034	1	8.48	62	170	3.1	8	0.42	4.3	21	7	182	5.2	1.82	1.15	674	1	0.31	17	770	20	4.52	5	63	0.43	156	10	153	40
JM RC-30-05	70	72	106353	EXT	0.017	0.5	8.65	55	350	1.2	3	1.36	3.8	14	13	177	4.12	1.34	1.29	1125	1	1.72	13	930	17	1.67	5	300	0.43	146	10	120	10
JM RC-30-05	72	74	106354	EXT	0.015	0.5	8.16	56	390	1.8	4	1.42	4.8	15	9	473	5.51	1.54	1.18	712	1	1.26	17	950	14	3.87	5	255	0.38	151	10	201	20
JM RC-30-05	74	76	106355	EXT	0.008	0.5	8.66	26	480	1.7	4	2.45	5.6	14	16	36	6.44	1.06	1.88	880	1	1.88	22	930	11	0.78	5	363	0.43	152	10	246	10
JM RC-30-05	76	78	106356	EXT	0.006	0.5	8.41	32	310	1.5	6	2.71	4.9	16	15	3	5.76	0.58	1.84	1118	4	2	15	880	14	1.88	5	426	0.42	146	10	180	10
JM RC-30-05	78	80	106357	EXT	0.005	0.5	8.44	48	480	1.8	3	2.35	4.4	17	6	8	5.18	0.88	1.82	973	1	1.79	17	820	12	1.8	5	413	0.41	146	10	174	10
JM RC-30-05	80	82	106358	EXT	0.004	0.5	7.88	46	380	1.8	5	1.12	4.2	14	6	21	5.08	1.82	1.81	725	1	1.58	18	780	18	3.81	5	388	0.38	146	10	172	20
JM RC-30-05	82	84	106359	EXT	0.006	0.7	8.28	46	570	1.4	3	2.47	4.9	17	6	70	5.52	0.36	1.84	1280	1	1.88	11	940	12	1.34	5	342	0.41	147	10	224	20
JM RC-30-05	84	86	106360	EXT	0.005	0.5	8.08	44	330	1.2	4	3.15	5.3	17	7	21	6.28	0.2	1.61	1835	4	1.8	13	638	14	1.48	5	457	0.43	150	10	234	20
JM RC-30-05	86	88	106361	EXT	0.015	0.5	8.73	38	460	1.7	19	1.06	1.1	11	7	245	4.78	1.06	1.82	666	1	0.4	18	830	26	1.87	5	86	0.42	154	10	200	50
JM RC-30-05	88	90	106362	EXT	0.012	0.5	8.87	42	420	1.1	15	0.53	0.8	1	7	73	4.41	1.31	0.33	74	1	0.32	5	740	13	1.08	5	275	0.42	162	10	34	60
JM RC-30-05	90	92	106363	EXT	0.028	0.5	7.1	119	380	0.5	14	0.18	0.5	1	15	24	1.5	0.88	0.03	37	8	0.24	3	600	28	1.38	5	424	0.35	114	10	11	30
JM RC-30-05	92	94	106364	EXT	0.073	0.8	6.68	52	480	0.5	10	0.11	0.7	1	16	27	1.84	1.08	0.04	33	13	0.18	3	640	258	0.64	5	566	0.16	116	10	15	30
JM RC-30-05	94	96	106365	EXT	0.08	0.8	7.56	28	540	0.5	11	0.1	0.6	1	17	13	2.74	1.38	0.07	27	11	0.21	3	880	239	0.39	5	422	0.15	123	10	18	30
JM RC-30-05	96	98	106366	ORG	0.165	0.8	7.5	23	730	0.5	12	0.12	0.8	1	16	16	2.83	1.36	0.08	34	10	0.24	3	880	215	0.3	5	388	0.16	114	10	18	30
JM RC-30-05	98	100	106368	EXT	0.081	1.4	7.6	22	800	0.5	9	0.2	0.6	1	14	17	2.73	1.34	0.11	43	7	0.3	3	830	272	0.45	5	390	0.17	128	10	21	30
JM RC-30-05	100	102	106369	EXT	0.077	1.6	6.57	16	800	0.5	16	0.13	0.6	1	21	11	2.69	1.4	0.09	29	5	0.31	2	900	251	0.51	5	341	0.13	134	10	22	30
JM RC-30-05	102	104	106370	EXT	0.158	1.2	6.15	14	740	0.5	11	0.16	0.6	1	16	16	2.57	1.38	0.1	26	7	0.32	3	840	230	0.8	5	326	0.14	134	10	20	30
JM RC-30-05	104	106	106371	EXT	0.082	1.3	7.46	31	580	0.5	12	0.1	0.5	1	20	16	4.85	1.4	0.08	26	23	0.21	2	780	120	0.43	5	386	0.14	138	10	15	40
JM RC-30-05	106	108	106372	EXT	0.12	0.5	7.36	27	580	0.5	9	0.1	0.5	2	16	22	3.51	1.38	0.09	31	19	0.16	3	740	80	0.3	5	273	0.14	104	10	15	30
JM RC-30-05	108	110	106373	EXT	0.086	0.8	7.39	22	620	0.5	8	0.1	0.7	1	17	22	2.97	1.42	0.07	32	20	0.17	3	740	63	0.3	5	289	0.14	102	10	15	10
JM RC-30-05	110	112	106374	EXT	0.114	0.5	6.88	16	580	0.5	8	0.08	0.5	1	15	24	2.22	1.6	0.07	28	15	0.17	3	660	61	0.36	5	237	0.14	80	10	14	10
JM RC-30-05	112	114	106375	EXT	0.153	0.8	7.74	23	470	0.5	14	0.09	0.5	1	12	28	3.35	1.5	0.07	30	22	0.19	3	800	100	0.4	5	279	0.17	109	10	14	10
JM RC-30-05	114	116	106376	EXT	0.153	0.5	7.61	22	560	0.5	12	0.08	0.6	1	19	22	3.14	1.57	0.07	30	20	0.21	3	720	115	0.32	5	318	0.17	111	10	15	10
JM RC-30-05	116	118	106377	EXT	0.091	0.8	6.21	38	640	0.5	11	0.08	0.5	1	22	29	2.73	1.48	0.07	31	22	0.3	3	790	141	0.86	5	343	0.19	124	10	14	18
JM RC-30-05	118	120	106378	EXT	0.341	0.5	7.88	40	660	0.5	18	0.08	0.6	1	11	52	3.29	1.6	0.11	38	22	0.18	3	630	96	0.79	5	417	0.15	61	10	13	20
JM RC-30-05	120	122	106379	EXT	0.121	1.1	6.72	88	136	0.5	8	0.07	0.6	1	17	19	2.56	1.56	0.01	38	20	0.03	3	620	76	4.9	5	417	0.26	130	10	5	60
JM RC-30-05	122	124	106380	EXT	0.127	0.7	5.87	16	680	0.5	5	0.05	0.5	1	9	23	1.54	1.46	0.04	28	13	0.18	3	630	61	0.88	5	201	0.13	60	10	11	10
JM RC-30-05	124	126	106381	EXT	0.15	0.7	6.41	22	600	0.5	7	0.07	0.5	1	10	22	1.79	1.4	0.06	29	13	0.16	2	680	90	0.61	5	252	0.16	61	10	14	10
JM RC-30-05	126	128	106382	EXT	0.109	0.8	7.08	22	710	0.5	4	0.06	0.5	1	10	32	2.18	1.36	0.06	31	14	0.21	2	770	137	0.62	5	315	0.16	88	10	17	10
JM RC-30-05	128	130	106383	EXT	0.082	0.8	6.95	24	700	0.5	4	0.07	0.5	1	11	25	2.46	1.46	0.07	35	17	0.2	3	740	132	0.5	5	288	0.15	164	10	16	10
JM RC-30-05	130	132	106384	EXT	0.132	0.5	6.2	24	620	0.5	5	0.06	0.5	1	15	35	2.08	1.42	0.06	32	18	0.19	3	680	115	0.54	5	286	0.14	81	10	16	10
JM RC-30-05	132	134	106385	EXT	0.155	0.5	6.56	15	680	0.5	8	0.07	0.5	1	15	25	2.02	1.47	0.04	29	16	0.19	3	770	67	0.37	5	343	0.15	67	10	17	10
JM RC-30-05	134	136	106386	EXT	0.16	0.8	7.38	8	600	0.5	4	0.06	0.5	1	13	80	2.83	1.72	0.07	29	23	0.2	2	770	67	0.46	5	320	0.16	88	10	14	10
JM RC-30-05	136	138	106387	EXT	0.241	1	6.61	13	610	0.5	7	0.06	0.5	1	12	80	2.61	1.7	0.06	30	24	0.2	2	680	74	0.63	5	255	0.16	100	10	15	10
JM RC-30-05	138	140	106388	EXT	0.375	1.2	7.05	6	660	0.5	10	0.08	0.5	1	11	55	3.57	1.66	0.1	33	31	0.15	2	780	58	0.64	5	158	0.17	81	10	10	10
JM RC-30-05	140	142	106389	EXT	0.378	0.5	7.08	8	610	0.5	3	0.08	0.5	1	11	48	3.12	1.6	0.09	34	26	0.17	1	750	64	0.36	5	170	0.16	76	10	14	10
JM RC-30-05	142	144	106390	EXT	0.488	1	6.23	12	520	0.5	5	0.07	0.5	1	8	73	2.48	1.79	0.06	42	21	0.14	3	780	164	0.5	5	164	0.14	50	10	10	10
JM RC-30-05	144	146	106391	ORG	0.34	1.3	6.17	13	680	0.5	7	0.06	0.5	1	8	60	3.12	1.46	0.07	42	27	0.13	4	710	250	0.43	5	156	0.11	48	10	17	10
JM RC-30-05	146	148	106393	EXT	0.397	0.8	5.94	15	630	0.5	4	0.08	0.5	1	7	385	2.06	1.47	0.07	38	23	0.16	2	700	227	1.16	5	161	0.1	48	10	14	10
JM RC-30-05	148	150	106394	EXT	0.431	1.4	6.88	20	710	0.5	7	0.09	0.5	1	15	134	2.43	1.45	0.1	80	30	0.21	1	780	110	1.24	5	146	0.15	68	10	15	20
JM RC-30-05	150	152	106395	EXT	0.541	0.7	6.74	35	700	0.5	7	0.08	0.5	1	7	77	2.35	1.71	0.13	57	31	0.17	2	710	102	0.88	5	176	0.13	56	10	14	10
JM RC-30-05	152	154	106396	EXT	0.252	0.6	6.75	122	700	0.5	5	0.09	0.6	1	7	85	2.53	1.57	0.12	54	53	0.14	3	720	72	1.14	5	207	0.13	50	10	22	20
JM RC-30-05	154	156	106397	EXT	0.577	1.2	6.71	40	650	0.5	6	0.28	0.5	2	5	189	2.54	1.79	0.16	87	64	0.21	2	680	47	1.82	5	152	0.12	53	10	17	20
JM RC-30-05	156	158	106398	EXT	0.329	1.2	6.05	353	380	0.5	7	0.06	0.5	6	5	1640	2.47	1.66	0.08	48	37	0.1	3	430	64	2.25	5	158	0.06	27	10	11	30
JM RC-30-05	158	160	106399	EXT	0.298	0.9	5.54	113	300	0.5	6	0.04	0.5	3	1	4870	2.95	2.1	0.06	42	52	0.07	2	410	65	3.22	5	111	0.06	16	10	10	60
JM RC-30-05	160	162	106400	EXT	0.18	0.7	4.8	388	300	0.5	4	0.04	0.5	5	4	2370	4.13	1.54	0.04	50	65	0.08	3	540	186	3.22	5	219	0.03	26	10	8	30
JM RC-30-05	162	164	106401	ORG	0.148	1.4	4.23	1450	430	0.5	6	0.03	0.5	1	4	188	2.18	1.31	0.03	80	104	0.05	1	340	182	1.22	38	148	0.05	16	10	7	70
JM RC-30-05	164	166	106403	EXT	0.161	1	4.51	1230	230	0.5	4	0.02	0.5	3	4	537	1.42	0.79	0.01	58	20	0.11	2	200	47	2.48	17	208	0.08	14	10	8	50
JM RC-30-05	166	168	106404	EXT	0.101	0.8	4.79	640	230	0.5	4	0.03	0.5	1	7	122	0.88	1.21	0.01	80	58	0.23	4	340	80	3.18	8	144	0.04	20	10	10	10
JM RC-30-05	168	170	106405	EXT	0.041	0.5	6.48	167	220	0.5	4	0.05	0.5	1	18	68	0.65	1.9	0.01	95	25	0.38	2	480	68	4.78	5	258	0.14	65	10	7	10
JM RC-30-05	170	172	106406	EXT	0.018	0.5	7.33	40	200	0.5	5	0.05	0.5	1	26	23	0.71	2.11	0.01	58	14	0.48	6	480	88	5.75	5	225	0.16	73	10	6	10
JM RC-30-05	172	174	106407	EXT	0.024	1	7.16	488	200	0.5	6	0.06	0.5	1	17	987	0.96	1.62	0.01	40	30	0.34	2	800	112	4.22	14	272	0.21	78	10	8	20
JM RC-30-05	174	176	106408	EXT	0.037	0.5	7.29	181	180	0.5	3	0.06	0.5	1	17	250	1.12	1.71	0.01	42	25	0.38	2	580	87	4.8	8	283	0.19	76	10	6	10
JM RC-30-05	176	178	106409	EXT	0.034	0.5	6.85	228	190	0.5	6	0.05	0.5	1	17	380	0.75	1.73	0.01	53	23	0.38	2	530	80	4.71	8	287	0.22	78	10	7	10
JM RC-30-05	178	180	106410	EXT	0.047	0.5	7.23	131	180	0.5	6	0.05	0.5	1	17	390	1.8	1.43	0.01	38	26	0.26	3	580	88	4.88	5	297	0.14	40	10	7	10
JM RC-30-05	180	182	106411	EXT	0.025	0.5	7.6	94	180	0.5	5	0.04	0.5	1	18	322	1.82	2.01	0.01	42	22	0.36	1	600	63	5.54	6	311	0.19	67	10	6	10
JM RC-30-05	182	184	106412	EXT	0.029	0.5	6.88	65	170	0.5	2	0.06	0.5	1	18	312	1.19	1.78	0.01	48	23	0.4	1	600	94	5.38	6	279	0.15	67	10	10	10
JM RC-30-05	184	186	106413	EXT	0.046	0.5	5.83	72	100	0.5	8	0.05	0.5	1	15	300	1.96	1.06	0.01	27	19	0.16	2	800	101	4.9	6	278	0.15	78	10	5	10
JM RC-30-05	186	188	106414	EXT	0.04	0.5	6.2	71	140	0.5	2	0.04	0.5	1	16	222	1.82	1.46	0.01	41	16	0.27	2	980	79	4.84	5	239	0.16	79	10	13	10
JM RC-30-05	188	190	106415	ORG	0.321	1.1	8.57	705	50	0.5	10	0.07	0.5	5	10	2200	4.86	1.14	0.01	35	24	0.15	4	790	102	7.84	16	436	0.3	90	10	6	50
JM RC-30-05	190	192	106417	EXT	0.063	0.5	7.17	48	450	0.5	3	0.04	0.5	1	15	284	1.84	1.58	0.03	16	14	0.88	1	680	60	2.85	5	441	0.25	82	10	11	20
JM RC-30-05	192	194	106418	EXT	0.08	0.5	7.52	48	290	0.7	8	0.07	0.5	13	27	235	2.08	1.53	0.1	34	11	0.06	6	660	81	3.36	5	176	0.32	109	10	14	50
JM RC-30-05	194	196	106419	EXT	0.082	0.5	7.58	212	318	0.5	12	0.06	0.5	6	28	682	2.56	1.56	0.07	34	13	0.06	6	730	35	3.4	5	382	0.34	113	10	12	50
JM RC-30-05	196	198	106420	EXT	0.071	0.5	6.88	205	180	0.5	8	0.05	0.5	2	18	607	1.77	1.35	0.02	37	37	0.21	3	800	62	4.12	5	387	0.24	80	10	8	30
JM RC-30-05	198	200	106421	EXT	0.038	0.8	6.6	395	170	0.5	2	0.03	0.5	1	13	1040	0.98	1.17	0.01	38	24	0.28	1	480	80	3.52	12	487	0.17	66	10	8	20
JM RC-30-05	200	202	106422	EXT	0.038	0.8	6.17	284	180	0.5	4	0.04	0.5	2	14	874	1.14	1.41	0.01	46	34	0.28	2	480	76	4.3	6	282	0.16	81	10	7	20
JM RC-30-05	202	204	106423	EXT	0.038	0.8	6.61	536	230	0.5	5	0.04	0.5	1	12	1380	0.88	0.82	0.01	30	60	0.21	1	450	83	2.88	12	366	0.17	54	10	7	20
JM RC-30-05	204	206	106424	EXT	0.044	0.5	6.43	783	170	0.5	2	0.04	0.5	1	14	872	1.02	1.16	0.01	32	45	0.28	1	480	80	3.63	6	437	0.18	88	10	7	20
JM RC-30-05	206	208	106425	EXT	0.07	0.5	6.78	341	130	0.5	5	0.04	0.5	1	10	1030	1.58	0.53	0.01	31	42	0.18	1	680	83	3.28	13	636	0.14	67	10	13	30
JM RC-30-05	208	210	106426	EXT	0.065	0.5	7.66	74	70	0.6	8	0.11	0.6	18	51	885	4.32	1.27	0.16	68	8	0.84	18	620	48	6.34	5	283	0.4	138	10	22	100
JM RC-30-05	210	212	106427	EXT	0.058	0.5	7.38	204	170	1.2	4	0.05	0.5	12	34	898	3.88	1.62	0.17	48	12	0.04	13	600	30	4.64	5	463	0.34	118	10	18	80
JM RC-30-05	212	214	106428	EXT	0.061	1	7.45	884	70	0.8	5	0.05	0.5	1	12	1070	1.88	0.83	0.01	76	28	0.2	1	730	131	4.28	17	837	0.21	82	10	7	50
JM RC-30-05	214	216	106429	EXT	0.078	4	7.77	279	50	0.5	5	0.14	0.5	12	14	1100	3.93	1.16	0.02	32	43	0.2	4	1200	202	6.62	8	406	0.08	88	10	8	50
JM RC-30-05	216	218	106430	EXT	0.067	0.5	6.46	238	180	0.5	8	0.13	0.5	13	15	844	4.27	1.64	0.12	30	25	0.14	7	1100	38	4.98	8	205	0.18	142	10	14	40
JM RC-30-05	218	220	106431	EXT	0.111	0.5	6.81	58	130	0.7	13	0.11	0.8	16	14	633	4.68	2.16	0.18	22	48	0.18	8	1120	48	5.62	5	158	0.25	161	10	12	40
JM RC-30-05	220	222	106432	ORG	0.109	0.5	8.23	44	180	0.8	7	0.1	0.8	18	21	636	4.71	2.08	0.17	27	28	0.18	7	1010	19	4.88	5	190	0.28	150	10	12	40
JM RC-30-05	222	224	106434	EXT	0.105	0.8	8.88	11	400	0.7	8	0.13	0.7	23	14	1180	3.8	1.88	0.27	27	27	0.17	11	1200	14	2.37	5	228	0.27	148	10	18	10
JM RC-30-05	224	226	106435	EXT	0.153	0.5	8.03	10	380	0.7	7	0.14	0.5	14	17	1080	3.61	1.62	0.32	23	26	0.17	10	1140	13	1.88	5	240	0.28	141	10	23	20
JM RC-30-05	226	228	106436	EXT	0.18	0.5	8.06	11	350	0.7	8	0.14	0.5	21	22	1470	4.12	1.64	0.28	25	150	0.23	14	1110	23	2.85	5	288	0.25	144	10	14	20
JM RC-30-05	228	230	106437	EXT	0.174	0.5	8.03	14	250	0.8	6	0.13	0.6	19	25	1650	3.82	1.34	0.3	20	127	0.25	20	1130	12	3.46	5	182	0.17	148	10	20	40
JM RC-30-05	230	232	106438	EXT	0.186	0.5	8.46	65	330	0.7	8	0.16	0.5	14	15	1445	3.43	1.8	0.27	22	95	0.23	8	1280	18	3.02	5	257	0.25	122	10	24	20
JM RC-30-05	232	234	106439	EXT	0.128	0.5	8.84	11	300	0.8	7	0.12	0.8	12	18	1325	3.81	1.65	0.37	23	80	0.26	15	940	18	2.53	5	217	0.25	155	10	33	10
JM RC-30-05	234	236	106440	EXT	0.101	0.5	8.18	11	300	0.8	4	0.11	0.8	13	15	1055	3.6	1.7	0.88	57	29	0.28	14	880	19	1.93	5	236	0.21	140	10	48	40
JM RC-30-05	236	238	106441	EXT	0.088	0.5	8.24	12	320	0.8	8	0.13	0.5	18	18	1215	3.48	1.48	0.47	22	38	0.28	13	1070	18	2.25	6	236	0.22	157	10	35	30
JM RC-30-05	238	240	106442	EXT	0.147	0.5	8.88	18	250	0.8	7	0.14	0.8	11	34	1760	3.52	1.58	0.31	19	28	0.26	13	1190	18	2.78	8	288	0.25	146	10	28	40
JM RC-30-05	240	242	106443	EXT	0.16	0.5	9.47	18	220	0.8	10	0.14	0.7	20	18	1830	4.85	1.88	0.17	21	48	0.34	10	1210	42	8.14	5	208	0.16	160	10	18	30
JM RC-30-05	242	244	106444	EXT	0.24	0.5	6.86	15	90	0.7	8	0.13	0.5	28	13	2630	4.88	2.18	0.21	19	88	0.28	14	1020	18	5.04	5	404	0.18	172	10	24	40
JM RC-30-05	244	246	106445	EXT	0.12	0.5	9.08	8	250	0.8	8	0.16	0.5	12	14	1105	3.91	1.84	0.58	20	28	0.31	12	1290	24	2.75	5	252	0.21	174	10	37	10
JM RC-30-05	246	248	106446	EXT	0.084	0.5	8.6	7	240	0.8	7	0.15	0.6	14	14	745	4.61	1.73	0.72	30	22	0.3	17	1280	16	2.13	5	221	0.25	173	10	60	10
JM RC-30-05	248	250	106447	EXT	0.082	0.5	6.91	8	340	0.8	8	0.15	0.6	11	12	853	4.33	1.84	0.88	25	33	0.28	14	1200	7	2.88	6	180	0.21	170	10	47	10
JM RC-30-05	250	252	106448	EXT	0.106	0.5	4.88	8	280	0.6	11	0.18	0.5	18	14	864	2.85	1.54	0.41	15	148	0.28	12	1430	12	2.28	5	282	0.24	158	10	31	10
JM RC-30-05	252	254	106449	EXT	0.074	0.5	8.8	16	230	0.6	8	0.15	0.5	14	14	858	4.35	1.56	0.15	17	40	0.3	7	1300	21	4.81	5	283	0.17	150	10	12	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-30-05	254	256	106450	EXT	0.117	0.5	8.25	14	210	0.7	7	0.13	0.5	14	13	1090	4.5	1.57	0.16	17	35	0.3	5	1180	15	5.03	5	250	0.17	154	10	12	20
JM RC-30-05	256	258	106451	EXT	0.088	0.5	9.81	26	370	0.6	7	0.13	0.5	14	14	1095	3.08	1.6	0.1	17	22	0.3	8	1230	18	2.34	5	280	0.24	161	10	27	20
JM RC-30-05	258	260	106452	EXT	0.151	0.6	8.27	17	340	1.1	8	0.13	0.7	14	14	1635	3.33	1.71	0.18	18	45	0.21	8	1180	21	3.48	5	213	0.25	186	10	11	30
JM RC-30-05	260	262	106453	EXT	0.084	0.5	7.36	96	140	0.8	8	0.08	0.5	13	7	1275	4.1	1.87	0.07	19	55	0.15	8	1010	30	4.91	5	182	0.08	70	10	10	80
JM RC-30-05	262	264	106454	EXT	0.113	0.5	7.79	205	70	0.8	8	0.1	0.8	16	8	1000	5.06	2.01	0.06	22	42	0.3	7	1140	103	7.11	5	286	0.07	72	10	9	40
JM RC-30-05	264	266	106455	ORG	0.08	0.5	8.48	541	140	0.8	10	0.12	0.8	10	18	1420	3.38	1.74	0.07	25	38	0.31	5	1100	51	5.11	5	244	0.12	111	10	10	38
JM RC-30-05	266	268	106457	EXT	0.12	0.5	8.73	204	140	0.8	8	0.07	0.5	12	5	1275	3.12	1.81	0.07	24	48	0.26	2	780	28	4.4	5	178	0.07	63	10	10	20
JM RC-30-05	268	270	106458	EXT	0.083	0.5	7.43	46	238	0.8	8	0.08	0.5	10	18	940	2.94	2.01	0.14	21	75	0.2	4	830	24	3.71	5	164	0.13	54	10	9	18
JM RC-30-05	270	272	106459	EXT	0.113	0.5	7.11	272	300	0.8	5	0.07	0.5	4	4	1180	2.8	1.88	0.17	21	38	0.21	3	720	11	3.25	5	140	0.12	51	10	10	50
JM RC-30-05	272	274	106460	EXT	0.082	0.5	8.28	208	230	0.8	4	0.11	0.5	8	8	1830	2.34	2.15	0.12	23	25	0.37	2	1710	20	4.08	5	287	0.14	65	10	10	50
JM RC-30-05	274	276	106461	EXT	0.138	0.5	7.98	218	270	0.8	9	0.1	0.5	7	8	1980	2.67	2.13	0.16	17	28	0.29	2	1160	16	3.41	5	283	0.15	61	10	9	40
JM RC-30-05	276	278	106462	EXT	0.202	0.5	7.08	141	210	0.8	7	0.08	0.5	8	6	2040	3.38	2.12	0.2	17	35	0.17	4	910	30	4	5	144	0.13	58	10	11	20
JM RC-30-05	278	280	106463	EXT	0.177	0.5	6	456	158	0.8	8	0.08	0.8	8	7	1835	3.7	2.22	0.17	19	136	0.25	3	1190	48	5.19	5	403	0.12	63	10	10	40
JM RC-30-05	280	282	106464	EXT	0.229	0.5	7.46	353	228	0.8	3	0.1	0.5	8	8	2230	3.13	2.12	0.16	20	40	0.17	5	1080	34	4.08	5	245	0.18	61	10	11	50
JM RC-30-05	282	284	106465	ORG	0.258	0.5	8.32	511	100	0.8	8	0.08	0.5	17	25	1740	3.03	1.72	0.06	16	40	0.48	18	1820	62	4.2	5	281	0.1	81	10	9	30
JM RC-30-05	284	286	106467	EXT	0.104	0.5	7.13	178	110	0.8	2	0.05	0.5	12	7	782	2.95	1.9	0.07	27	33	0.44	3	670	43	5.41	5	206	0.08	48	10	8	20
JM RC-30-05	286	288	106468	EXT	0.128	0.5	8.47	48	110	0.7	3	0.08	0.6	11	5	1380	4.38	2	0.12	25	57	0.1	2	880	60	4.77	5	188	0.08	41	10	10	20
JM RC-30-05	288	290	106469	EXT	0.086	0.5	8.45	34	270	0.6	3	0.05	0.5	11	6	1230	2.75	2	0.13	30	38	0.11	1	518	23	3.15	5	188	0.07	35	10	10	20
JM RC-30-05	290	292	106470	EXT	0.050	0.5	8.45	235	220	0.6	3	0.04	0.5	10	6	880	2.56	1.84	0.12	24	43	0.11	2	480	17	2.93	5	155	0.06	38	10	10	20
JM RC-30-05	292	294	106471	EXT	0.088	0.5	7.81	224	120	0.8	5	0.06	0.5	7	11	811	2.82	2.11	0.07	19	72	0.29	2	840	24	5.02	5	410	0.05	44	10	8	20
JM RC-30-05	294	296	106472	EXT	0.122	0.8	8.87	417	180	0.8	2	0.05	0.5	11	4	2290	3.45	2.14	0.14	26	78	0.17	2	540	29	4.58	5	162	0.06	43	10	10	40
JM RC-30-05	296	298	106473	EXT	0.138	0.5	6.5	72	190	0.7	3	0.05	0.5	13	3	2830	3.41	2	0.17	20	50	0.11	2	380	21	3.74	5	88	0.07	38	10	8	40
JM RC-30-05	298	300	106474	EXT	0.243	0.5	7.1	288	150	0.7	3	0.08	0.5	10	21	1985	3.88	1.98	0.16	20	50	0.14	8	820	42	4.28	5	282	0.1	58	10	8	40
JM RC-30-05	300	302	106475	EXT	0.175	0.5	8.82	711	380	0.5	4	0.04	0.5	10	10	1525	2.41	1.77	0.14	12	36	0.12	5	410	19	2.98	5	124	0.08	42	10	4	50
JM RC-30-05	302	304	106476	EXT	0.174	0.5	7.33	214	180	0.6	2	0.1	0.5	11	6	1715	3.45	1.86	0.13	16	37	0.12	2	880	11	3.74	5	227	0.13	61	10	8	40
JM RC-30-05	304	306	106477	EXT	0.148	0.5	8.53	31	180	0.6	4	0.07	0.5	13	11	1580	4.37	2.87	0.11	30	88	0.11	3	780	20	4.84	5	198	0.11	75	10	4	50
JM RC-30-05	306	308	106478	EXT	0.11	0.5	8.63	422	130	0.5	3	0.04	0.5	8	7	2000	3.25	2.12	0.06	18	45	0.21	1	570	31	5.08	5	203	0.06	52	10	6	40
JM RC-30-05	308	310	106479	EXT	0.148	0.5	7.53	45	220	0.6	2	0.08	0.5	11	8	1985	3.27	2.08	0.14	16	88	0.13	3	880	14	3.53	5	107	0.11	71	10	5	50
JM RC-30-05	310	312	106480	EXT	0.114	0.6	4.88	430	140	0.5	3	0.04	0.5	11	4	2230	3.91	1.48	0.04	24	75	0.14	1	540	51	5.07	5	208	0.03	24	10	4	40
JM RC-30-05	312	314	106481	ORG	0.133	0.6	5	671	170	0.5	3	0.02	0.5	8	4	3430	3.2	1.65	0.08	25	55	0.08	1	310	38	3.72	5	97	0.04	19	10	8	30
JM RC-30-05	314	316	106483	EXT	0.137	0.8	4.78	386	178	0.5	2	0.02	0.5	8	12	2800	3.02	1.71	0.08	34	12	0.1	2	100	41	3.57	5	86	0.04	15	10	8	30
JM RC-30-05	316	318	106484	EXT	0.336	0.5	8.48	137	230	0.6	5	0.04	0.5	13	14	3310	3.15	2.08	0.14	22	88	0.16	4	420	15	3.11	5	118	0.17	47	10	10	20
JM RC-30-05	318	320	106485	EXT	0.7	0.5	8.52	18	340	0.8	3	0.1	0.7	12	18	1818	4.22	2.04	0.34	19	78	0.22	5	880	18	3.1	5	230	0.28	158	10	16	18
JM RC-30-05	320	322	106486	EXT	0.222	0.8	8.48	8	280	0.8	4	0.12	0.5	21	17	1235	4.35	2.87	0.31	18	50	0.22	7	1030	18	3.84	5	301	0.18	148	10	10	10
JM RC-30-05	322	324	106487	EXT	0.193	0.5	8.31	8	230	1	4	0.1	0.5	14	13	1486	3.94	1.88	0.88	45	50	0.21	11	880	8	2.04	5	182	0.28	158	10	41	10
JM RC-30-05	324	326	106488	EXT	0.178	0.6	8.87	8	280	1	4	0.08	0.5	16	18	1350	3.78	1.86	0.98	43	54	0.2	8	800	12	1.85	5	178	0.25	148	10	33	10
JM RC-30-05	326	328	106489	EXT	0.201	0.6	8.38	17	310	1	4	0.14	0.5	15	15	1270	4.12	2.08	0.98	52	42	0.24	7	1290	38	3.12	5	242	0.25	187	10	44	10
JM RC-30-05	328	330	106490	EXT	0.18	0.5	8.24	5	380	0.8	3	0.11	0.6	14	15	1325	4.07	1.98	0.6	73	34	0.22	8	1000	21	2.29	5	221	0.24	185	10	52	10
JM RC-30-05	330	332	106491	EXT	0.213	0.5	7.41	80	270	0.8	3	0.07	0.6	10	8	1865	3.8	1.98	0.26	22	40	0.17	1	730	30	3.34	5	186	0.17	104	10	28	30
JM RC-30-05	332	334	106492	EXT	0.143	0.5	7.84	88	210	1	2	0.08	0.5	8	8	1995	3.32	2.1	0.23	31	75	0.18	1	800	65	3.37	5	207	0.15	44	10	24	40
JM RC-30-05	334	336	106493	EXT	0.173	0.7	8.65	73	250	0.8	3	0.08	0.5	7	4	2310	3.12	2.04	0.22	28	58	0.15	1	880	30	3.14	5	170	0.13	52	10	15	30
JM RC-30-05	336	338	106494	EXT	0.17	0.5	7.32	40	210	0.8	2	0.07	2.1	8	8	1935	3.67	2.12	0.34	30	53	0.18	1	730	27	3.67	5	158	0.14	44	10	88	70
JM RC-30-05	338	340	106495	EXT	0.134	0.5	7.5	14	230	1	2	0.07	0.5	13	7	1160	3.37	2.18	0.21	28	38	0.14	1	740	20	3.18	5	188	0.11	60	10	16	20
JM RC-30-05	340	342	106496	ORG	0.21	0.5	8.74	15	380	1	4	0.18	0.5	20	18	1485	3.87	2.04	0.28	33	93	0.18	4	1880	24	2.83	5	305	0.31	148	10	20	20
JM RC-30-05	342	344	106498	EXT	0.261	0.5	7.28	22	200	1	3	0.08	0.5	10	5	2180	3.83	1.88	0.22	43	48	0.14	1	818	24	3.18	5	258	0.17	54	10	22	30
JM RC-30-05	344	346	106499	EXT	0.178	0.5	8.46	30	320	0.8	3	0.08	0.5	8	8	2118	2.87	2.04	0.2	32	45	0.14	1	670	18	2.67	5	130	0.13	35	10	21	20
JM RC-30-05	346	348	106500	EXT	0.188	0.5	7.23	50	170	0.8	2	0.09	0.5	11	8	1855	3.71	1.83	0.19	40	37	0.15	1	478	38	3.52	5	226	0.13	60	10	23	20
JM RC-30-05	348	350	106501	EXT	0.179	0.5	7.34	13	380	0.8	3	0.08	0.5	11	6	1415	3.01	2.83	0.28	34	33	0.14	1	640	30	2.38	5	214	0.15	57	10	28	10
JM RC-30-05	350	352	106502	EXT	0.218	0.5	7.36	30	280	1	3	0.07	0.7	8	7	1818	3.35	1.9	0.27	37	40	0.14	1	780	28	2.88	5	211	0.14	60	10	31	10
JM RC-30-05	352	354	106503	EXT	0.156	1.1	7.2	22	200	0.8	4	0.08	0.6	10	5	1978	3.46	1.82	0.22	28	148	0.15	1	800	43	3.42	5	258	0.11	54	10	28	20
JM RC-30-05	354	356	106504	EXT	0.137	0.7	7.97	[illegible]	128	1.1	2	0.11	2.1	8	8	1455	4.94	2.08	0.22	30	53	0.18	1	1300	225	4.28	5	384	0.06	61	10	182	80
JM RC-30-05	356	358	106505	EXT	0.148	0.5	7.08	48	210	1.1	2	0.07	0.8	4	4	1738	3.28	2.08	0.34	38	73	0.14	1	750	32	3.67	5	178	0.14	52	10	48	20
JM RC-30-05	358	360	106506	EXT	0.2	0.6	8.81	10	190	0.8	2	0.08	0.5	6	4	3480	3.57	2.2	0.27	28	83	0.17	2	780	30	3.45	5	178	0.08	57	10	28	10
JM RC-30-05	360	362	106507	EXT	0.143	0.5	8.16	5	560	1.1	6	0.09	0.5	10	18	1585	2.76	2.08	0.64	48	42	0.31	8	840	71	1.86	5	228	0.14	79	10	63	10
JM RC-30-05	362	364	106508	EXT	0.181	0.6	8.38	9	318	1.2	5	0.1	0.6	12	24	1745	3.32	1.58	1.08	148	86	0.21	23	800	17	1.64	5	188	0.18	96	10	188	10
JM RC-30-05	364	366	106509	EXT	0.228	0.5	8.11	5	130	1	2	0.11	0.6	16	21	1585	5.56	2.08	0.38	42	77	0.2	11	640	33	5.58	5	345	0.1	88	10	82	10
JM RC-30-05	366	368	106510	EXT	0.184	1.4	6.67	7	250	1	2	0.08	0.5	8	4	2158	3.2	2.03	0.48	40	43	0.15	4	880	57	3.15	5	148	0.11	50	10	62	20
JM RC-30-05	368	370	106511	EXT	0.111	0.6	4.88	12	380	1.1	5	0.06	2.1	6	7	1830	2.56	1.8	0.2	37	80	0.18	1	630	28	2.45	5	158	0.12	66	10	63	10
JM RC-30-05	370	372	106512	EXT	0.192	1	6.81	7	220	0.8	4	0.08	0.8	7	8	2500	3.37	1.88	0.22	45	87	0.15	3	740	34	3.25	5	185	0.08	50	10	98	10
JM RC-30-05	372	374	106513	EXT	0.136	0.5	6.63	5	180	1.1	2	0.09	0.8	17	7	1495	3.71	2.36	0.28	52	208	0.15	3	780	37	3.41	5	164	0.1	53	10	371	10
JM RC-30-05	374	376	106514	EXT	0.211	0.6	6.62	11	300	1	3	0.08	0.7	6	8	2470	2.78	2.01	0.28	40	178	0.15	4	540	36	2.51	5	128	0.12	60	10	48	10
JM RC-30-05	376	378	106515	EXT	0.176	0.7	7.12	29	190	0.8	4	0.07	0.8	10	8	2870	3.6	2.07	0.27	65	120	0.18	8	750	67	3.36	5	184	0.11	58	10	122	10
JM RC-30-05	378	380	106516	EXT	0.103	0.5	7.17	4	440	1	3	0.06	0.7	7	11	1380	2.37	2.08	0.38	48	82	0.2	3	640	32	2.05	5	174	0.1	56	10	45	10
JM RC-30-05	380	382	106517	EXT	0.127	0.6	6.64	4	380	1.2	5	0.09	0.5	13	22	1385	2.71	1.85	0.74	58	80	0.25	18	640	25	1.46	5	281	0.23	100	10	68	10
JM RC-30-05	382	384	106518	EXT	0.154	0.5	6.5	10	370	1.1	4	0.11	0.5	11	22	1770	3.2	1.98	0.86	122	54	0.25	20	980	28	1.4	5	282	0.2	98	10	87	10
JM RC-30-05	384	386	106519	ORG	0.173	0.5	6.87	104	170	0.8	4	0.18	2.5	14	23	1878	4.44	2.17	0.28	48	104	0.23	13	958	56	4.37	8	251	0.13	64	10	138	30
JM RC-30-05	386	388	106521	EXT	0.183	0.8	6.88	386	180	0.8	6	0.08	2.1	10	21	2530	3.58	2.04	0.12	58	57	0.2	8	780	52	4.2	12	217	0.12	53	10	214	30
JM RC-30-05	388	390	106522	EXT	0.187	0.6	5.15	118	200	0.8	3	0.04	1.6	4	4	2130	2.47	1.71	0.1	28	56	0.13	7	370	70	2.42	6	104	0.04	16	10	22	20
JM RC-30-05	390	392	106523	EXT	0.103	0.5	5.3	222	250	0.5	2	0.04	1.1	5	6	1750	1.94	1.58	0.12	45	87	0.12	5	380	38	2	8	107	0.08	23	10	57	20
JM RC-30-05	392	394	106524	EXT	0.147	0.6	4.52	144	300	0.7	2	0.04	1.8	8	7	2530	2.48	1.92	0.24	38	53	0.13	7	400	23	2.95	10	108	0.08	34	10	48	10
JM RC-30-05	394	396	106525	EXT	0.175	0.6	5.48	56	250	0.8	6	0.02	2.6	8	4	3800	2.57	1.47	0.21	37	27	0.1	7	270	13	2.08	8	70	0.05	18	10	130	30
JM RC-30-05	396	398	106526	EXT	0.174	0.7	5.18	108	200	0.5	3	0.03	1.8	8	8	2750	2.9	2	0.18	38	54	0.12	6	380	25	3.23	8	88	0.06	20	10	68	30
JM RC-30-05	398	400	106527	EXT	0.163	0.6	6.24	28	280	0.8	4	0.04	1.3	4	7	2980	2.28	1.74	0.2	47	50	0.18	6	430	20	2.48	8	103	0.07	38	10	28	20
JM RC-31-05	0	2	106528	EXT	0.008	0.5	7.97	18	880	1.1	6	2.94	2.3	11	8	118	3.8	1.8	1.11	705	4	2.08	9	842	17	0.18	8	403	0.37	118	10	95	80
JM RC-31-05	2	4	106529	EXT	0.011	0.5	6.91	20	540	1.2	5	1.54	2	8	11	88	2.82	1.56	0.82	783	2	1.84	11	678	20	0.08	5	253	0.3	98	10	106	30
JM RC-31-05	4	6	106530	EXT	0.01	0.5	7.7	21	700	1.3	8	1.84	2.3	11	13	57	3.23	1.5	0.83	783	2	1.81	12	780	23	0.08	6	282	0.34	104	10	184	40
JM RC-31-05	6	8	106531	EXT	0.007	0.5	8.47	25	880	1.5	8	2.14	2.5	12	18	64	3.58	1.54	0.8	780	2	1.81	12	818	23	0.14	12	337	0.38	112	10	108	20
JM RC-31-05	8	10	106532	EXT	0.007	0.6	8.85	18	880	1.3	5	2.78	2.3	12	18	55	3.86	1.48	0.86	728	2	2	14	858	18	0.2	10	400	0.37	112	10	91	10
JM RC-31-05	10	12	106533	EXT	0.008	0.5	7.93	21	840	1.3	8	2.38	2.2	11	6	54	3.5	1.36	0.86	818	2	1.76	10	800	31	0.18	8	340	0.36	107	10	130	20
JM RC-31-05	12	14	106534	EXT	0.006	0.5	8.77	20	858	1.3	8	3.07	2.3	11	7	44	3.71	1.5	1.06	885	3	2.23	9	880	13	0.28	8	435	0.38	114	10	75	20
JM RC-31-05	14	16	106535	EXT	0.006	0.5	8.48	13	840	1.3	5	3.23	2.3	13	5	36	3.8	1.82	1.02	728	3	2.23	7	870	12	0.08	7	452	0.36	116	10	71	10
JM RC-31-05	16	18	106536	EXT	0.006	0.6	8.21	14	820	1.3	8	2.94	2.3	11	6	47	3.58	1.51	0.86	882	2	2.06	7	830	11	0.1	5	410	0.38	108	10	71	10
JM RC-31-05	18	20	106537	EXT	0.006	0.6	8.08	24	820	1.3	7	2.48	2.4	13	6	54	3.83	1.51	1.03	705	2	2.01	7	800	18	0.12	7	412	0.37	111	10	83	20
JM RC-31-05	20	22	106538	EXT	0.006	0.5	8.28	27	830	1.3	8	2.82	2.1	10	6	46	3.51	1.43	0.88	733	2	2.01	7	885	18	0.15	11	414	0.34	105	10	77	30
JM RC-31-05	22	24	106539	EXT	0.006	0.5	8.25	11	880	1.3	8	3.13	2.3	11	8	42	3.86	1.56	1.01	712	2	2.32	18	830	10	0.05	8	421	0.38	111	10	73	10
JM RC-31-05	24	26	[illegible]	EXT	0.006	1.1	8.24	18	980	1.3	3	3.13	0.5	15	6	58	3.86	0.88	1.14	780	3	2.22	6	878	18	0.13	8	536	0.4	112	10	77	10
JM RC-31-05	26	28	[illegible]	EXT	0.006	0.5	8.88	20	570	1.4	2	2.91	0.5	14	7	58	3.82	0.83	1.04	788	4	2.22	7	818	18	0.3	5	518	0.38	118	10	78	10
JM RC-31-05	28	30	[illegible]	EXT	0.008	0.5	8.33	18	560	1.3	2	3.72	0.5	16	4	41	4.07	0.9	1.22	788	3	2.38	7	640	12	0.08	6	561	0.38	118	10	64	18
JM RC-31-05	30	32	[illegible]	EXT	0.006	0.7	8.41	10	570	1.3	2	3.2	0.5	15	8	40	3.88	0.88	1.12	812	2	2.38	11	880	10	0.02	8	508	0.4	115	10	63	10
JM RC-31-05	32	34	[illegible]	EXT	0.008	0.5	8.88	13	670	1.4	2	3.52	0.5	13	7	44	4.52	1.22	1.18	774	1	2.08	8	880	12	0.11	5	818	0.5	138	10	106	10
JM RC-31-05	34	36	[illegible]	EXT	0.006	0.5	8.1	17	840	1.4	2	2.81	0.5	13	8	45	4.38	1.1	1.08	788	1	2.11	8	880	12	0.1	5	447	0.47	128	10	64	10
JM RC-31-05	36	38	[illegible]	EXT	0.008	0.4	8.81	20	640	1.4	2	3.16	0.5	13	7	38	4.48	1.12	1.18	888	1	2.43	5	940	18	0.23	5	445	0.48	138	10	77	10
JM RC-31-05	38	40	[illegible]	EXT	0.008	0.5	8.33	34	880	1.4	2	2.87	0.5	13	7	33	4.6	1.08	1.08	845	1	2.45	8	1120	14	0.74	5	513	0.51	145	10	74	10
JM RC-31-05	40	42	[illegible]	EXT	0.008	0.5	9.16	7	730	1.4	2	3.61	0.5	14	8	42	4.6	1.13	1.22	900	1	2.73	7	1070	9	0.07	5	488	0.51	142	10	85	10
JM RC-31-05	42	44	[illegible]	EXT	0.006	0.5	9.13	11	888	1.4	2	3.5	0.5	13	8	40	4.83	1.06	1.14	988	1	2.58	7	1070	10	0.1	5	482	0.48	135	10	77	30
JM RC-31-05	44	46	[illegible]	EXT	0.006	0.5	8.74	8	840	1.4	2	3.29	0.6	14	6	42	4.5	1.04	1.12	915	1	2.48	7	1080	7	0.01	5	485	0.48	137	10	87	30
JM RC-31-05	46	48	106700	EXT	0.006	0.5	8.53	6	840	1.4	2	3.36	0.5	15	6	40	4.47	1.1	0.87	983	1	2.5	7	1300	7	0.01	5	488	0.47	132	10	82	40
JM RC-31-05	48	50	106701	ORG	0.006	0.5	9.05	12	810	1.4	2	3.23	0.5	14	7	42	4.58	1.14	1.13	813	1	2.3	8	1080	10	0.13	5	474	0.46	131	10	80	20
JM RC-31-05	50	52	106703	EXT	0.005	0.6	8.33	4	880	1.4	2	3.5	0.6	18	6	40	4.77	1.08	1.18	488	1	2.41	4	1080	10	0.08	5	487	0.5	142	10	85	20
JM RC-31-05	52	54	106704	EXT	0.006	0.6	8.57	12	880	1.4	2	3.17	0.8	15	8	34	4.33	1.1	1.17	880	1	2.51	6	820	9	0.01	5	438	0.48	121	10	78	20
JM RC-31-05	54	56	106705	EXT	0.005	0.5	9.42	8	880	1.5	2	3.41	0.5	13	7	41	4.86	1.08	1.2	888	1	2.88	6	870	13	0.12	5	488	0.46	132	10	84	20
JM RC-31-05	56	58	106706	EXT	0.006	0.6	9.24	11	870	1.4	2	3.41	0.8	13	6	37	4.58	1.06	1.15	415	1	2.43	7	1000	9	0.04	6	488	0.46	130	10	77	10
JM RC-31-05	58	60	106707	EXT	0.006	0.5	9.19	15	870	1.8	2	3.15	0.6	13	10	38	4.45	1.27	1.08	804	1	2.36	7	[illegible]	13	0.08	5	448	0.47	129	10	87	20
JM RC-31-05	60	62	106708	EXT	0.006	0.5	8.24	11	700	1.8	2	3.33	0.5	13	6	38	5.08	1.18	1.32	920	1	2.63	6	1030	12	0.01	5	437	0.55	154	10	87	20
JM RC-31-05	62	64	106709	EXT	0.006	0.5	8.64	12	878	1.4	2	3.1	0.5	15	6	35	4.78	1.18	1.23	808	1	2.53	5	830	9	0.01	5	418	0.5	142	10	81	18
JM RC-31-05	64	66	106710	EXT	0.006	0.5	8.88	8	888	1.8	2	3.17	0.5	15	6	31	4.61	1.18	1.2	888	1	2.53	6	880	10	0.01	5	448	0.53	148	10	81	30
JM RC-31-05	66	68	106711	EXT	0.006	0.5	4.38	11	830	1.4	2	3.25	0.5	14	5	35	4.45	1.18	1.24	938	1	2.38	7	830	11	0.01	5	438	0.47	128	10	82	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sc_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-31-05	68	70	106712	EXT	0.005	0.5	8.87	8	730	1.5	2	2.83	0.5	13	7	35	4.76	1.14	1.14	640	1	2.62	8	1000	11	0.01	5	368	0.48	130	10	75	20
JM RC-31-05	70	72	106713	EXT	0.007	0.5	8.01	8	650	1.4	2	3.07	0.5	13	8	38	4.82	1.13	1.1	761	1	2.36	6	640	12	0.08	5	438	0.48	136	10	78	30
JM RC-31-05	72	74	106714	EXT	0.006	0.6	8.71	12	630	1.4	2	2.54	0.5	13	8	34	4.36	0.88	0.88	754	1	2.08	7	810	10	0.04	5	365	0.46	135	10	78	30
JM RC-31-05	74	76	106715	EXT	0.005	0.5	8.02	18	640	1.4	2	2.76	0.5	15	4	34	4.77	1	0.89	808	1	2.27	8	780	12	0.14	5	425	0.53	141	10	75	30
JM RC-31-05	76	78	106716	EXT	0.005	0.5	8.66	11	880	1.4	2	2.9	0.5	17	10	38	4.84	0.93	1.12	791	1	2.56	8	800	12	0.04	5	401	0.52	132	10	74	30
JM RC-31-05	78	80	106717	ORG	0.005	0.5	8.66	13	880	1.4	2	2.86	0.5	20	9	33	4.82	0.90	0.86	417	1	2.47	7	780	12	0.01	5	384	0.52	132	10	78	10
JM RC-31-05	80	82	106718	EXT	0.005	0.5	8.23	7	700	1.5	2	2.62	0.5	19	10	42	4.71	1.18	0.84	847	1	2.48	16	730	13	0.01	5	400	0.56	147	10	84	10
JM RC-31-05	82	84	106720	EXT	0.005	0.5	8.72	13	880	1.4	2	2.53	0.5	17	10	38	4.82	1.18	1.81	719	1	2.33	7	740	11	0.09	5	386	0.52	138	10	78	10
JM RC-31-05	84	86	106721	EXT	0.005	0.5	8.13	18	840	1.5	2	2.06	0.5	17	10	38	4.74	1.27	1.07	790	1	2.29	8	610	13	0.01	5	381	0.53	145	10	88	20
JM RC-31-05	86	88	106722	EXT	0.006	0.5	8.79	14	840	1.4	2	3.08	0.5	14	7	41	4.77	1.14	1.02	916	1	2.57	8	880	13	0.07	5	402	0.5	144	10	85	20
JM RC-31-05	88	90	106723	EXT	0.005	0.6	8.73	11	880	1.4	2	3	0.5	13	9	35	4.73	1.02	1.19	613	1	2.53	7	880	11	0.01	5	386	0.55	144	10	78	10
JM RC-31-05	90	92	106724	EXT	0.006	0.5	9.03	15	820	1.3	2	2.69	0.5	19	5	40	4.36	1.08	0.84	584	1	2.2	4	730	13	0.04	5	431	0.5	136	10	71	10
JM RC-31-05	92	94	106725	EXT	0.009	0.5	9.13	18	680	1.4	2	2.08	0.5	13	8	37	4.42	1.03	0.91	837	1	2.1	7	630	8	0.04	5	412	0.47	133	10	78	40
JM RC-31-05	94	96	106726	EXT	0.005	0.5	9.66	31	480	1.1	2	1.5	0.5	15	8	38	4.77	1.32	0.82	866	1	1.16	8	790	8	0.04	5	295	0.5	173	10	83	10
JM RC-31-05	96	98	106727	EXT	0.005	0.5	9.66	15	450	1.5	2	1.47	0.5	45	8	44	5.16	1.29	0.95	845	1	1.38	11	510	4	0.01	5	221	0.54	180	10	119	10
JM RC-31-05	98	100	106728	EXT	0.005	0.5	8.71	13	880	2	2	2.74	0.5	68	8	52	5.34	1.02	1.26	1380	4	1.8	23	410	8	0.01	5	375	0.52	164	10	62	10
JM RC-31-05	100	102	106729	EXT	0.005	0.5	8.79	10	810	1.7	2	3.56	0.5	43	8	35	4.85	0.81	1.4	1005	3	2.16	20	710	4	0.01	5	413	0.54	178	10	78	10
JM RC-31-05	102	104	106730	EXT	0.005	0.5	8.79	14	550	1.5	2	2.08	0.5	33	7	52	4.76	0.63	1.22	473	3	1.98	18	700	8	0.03	5	378	0.5	182	10	68	10
JM RC-31-05	104	106	106731	EXT	0.005	0.5	8.67	35	610	1.3	2	1.64	0.5	15	8	64	5.15	0.78	0.74	653	2	1.52	18	680	5	0.02	5	258	0.45	150	10	64	10
JM RC-31-05	106	108	106732	EXT	0.005	0.5	9.08	23	310	1.1	2	1.14	0.5	7	6	88	3.53	0.77	0.84	387	2	0.66	16	1030	4	0.22	5	384	0.46	179	10	51	10
JM RC-31-05	108	110	106733	EXT	0.005	0.5	10	25	380	0.7	2	0.74	0.5	1	5	55	4.84	0.94	0.87	155	3	0.54	1	400	2	0.06	5	224	0.44	183	10	40	10
JM RC-31-05	110	112	106734	EXT	0.005	0.5	9.64	80	380	0.7	2	0.67	0.5	1	4	33	4.41	0.74	0.73	306	1	0.48	3	790	2	0.11	5	288	0.33	148	10	38	10
JM RC-31-05	112	114	106735	EXT	0.005	0.5	10.35	61	400	0.6	2	0.49	0.5	1	3	48	5.82	1.02	0.81	156	2	0.8	2	1050	2	0.15	5	344	0.29	201	10	29	10
JM RC-31-05	114	116	106736	EXT	0.005	0.5	9.5	46	500	0.7	2	0.84	0.5	1	4	38	5.34	1.04	0.88	155	3	0.7	3	660	2	0.17	5	250	0.31	178	10	28	10
JM RC-31-05	116	118	106737	EXT	0.005	0.5	8.6	21	870	0.7	2	0.63	0.5	1	4	40	4.51	0.8	0.76	251	1	1	4	420	2	0.26	5	353	0.36	108	10	31	10
JM RC-31-05	118	120	106738	ORG	0.005	0.5	8.66	36	480	0.5	2	0.63	0.5	1	3	48	5.77	0.77	0.66	108	2	0.3	4	420	5	0.18	5	325	0.38	102	10	27	10
JM RC-31-05	120	122	106739	ORG	0.006	0.5	9.13	37	800	0.7	2	1.06	0.5	3	5	50	6.40	1.16	0.58	262	3	0.67	8	930	8	0.08	5	214	0.44	128	10	34	10
JM RC-31-05	122	124	106741	EXT	0.005	0.5	7.03	33	410	0.5	2	0.64	0.5	1	4	45	6.63	0.82	0.36	153	2	0.77	3	660	2	0.07	5	215	0.3	100	10	23	10
JM RC-31-05	124	126	106742	EXT	0.005	0.5	7.31	63	830	0.8	3	0.29	0.5	6	2	44	7.44	1.06	0.25	90	2	0.46	6	1350	2	0.08	5	203	0.17	122	10	31	10
JM RC-31-05	126	128	106743	EXT	0.005	0.5	9.09	38	500	0.8	2	0.46	0.5	25	6	27	6.88	1.44	0.42	291	1	0.5	5	530	2	0.02	5	128	0.38	133	10	48	200
JM RC-31-05	128	130	106744	EXT	0.009	0.5	9.64	22	320	1.3	6	0.53	0.5	33	8	38	6.90	1.76	0.6	485	1	0.52	11	430	3	0.01	5	103	0.41	133	10	121	140
JM RC-31-05	130	132	106745	EXT	0.005	0.5	10	16	380	1.8	6	0.8	0.5	44	23	40	6	1.36	0.57	786	1	0.88	21	620	6	0.01	5	165	0.48	167	10	136	110
JM RC-31-05	132	134	106746	EXT	0.005	0.5	9.09	11	880	2.2	2	2.19	0.5	90	8	46	5.41	1.53	1.03	950	1	1.88	14	740	7	0.01	5	302	0.5	190	10	168	80
JM RC-31-05	134	136	106747	EXT	0.005	0.5	8.23	11	630	1.6	5	2.29	0.5	75	8	83	4.67	1.34	0.92	1425	1	1.6	16	900	7	0.01	5	385	0.48	168	10	116	70
JM RC-31-05	136	138	106748	EXT	0.006	0.5	8.64	15	430	0.8	7	2.53	0.5	21	4	56	4.15	1.89	1.1	781	1	0.84	8	700	4	0.58	5	175	0.38	138	10	45	70
JM RC-31-05	138	140	106749	EXT	0.005	0.5	7.62	19	560	0.8	2	3.38	0.5	24	5	47	4.8	1.46	1.46	1015	1	1.03	8	700	4	1.88	5	183	0.44	195	10	46	60
JM RC-31-05	140	142	106750	EXT	0.005	0.5	7.8	14	560	0.8	2	2.5	0.5	22	5	55	4.91	1.27	1.44	1085	1	0.84	4	740	5	1.48	5	190	0.43	161	10	78	70
JM RC-31-05	142	144	106751	EXT	0.005	0.5	8.14	22	1140	0.9	4	1.29	0.5	29	5	95	5.29	2.11	1.6	1980	1	0.84	6	780	2	0.27	5	203	0.47	178	10	74	60
JM RC-31-05	144	146	106752	EXT	0.005	0.5	8.41	12	600	1.1	2	2.08	0.5	25	8	110	4.73	1.84	1.32	550	1	1.28	17	980	2	0.48	5	229	0.5	185	10	54	40
JM RC-31-05	146	148	106753	EXT	0.005	0.5	8.22	32	610	1.2	2	2.14	0.5	22	4	38	4.92	1.42	1.52	848	1	1.13	12	850	5	2.75	5	187	0.33	158	10	66	40
JM RC-31-05	148	150	106754	EXT	0.005	0.5	7.51	91	240	1	8	2.58	0.5	31	4	88	5.14	1.13	1.77	853	1	0.98	6	730	3	5.1	5	171	0.3	118	10	62	40
JM RC-31-05	150	152	106755	EXT	0.005	0.5	7.75	36	440	1	5	2.47	0.5	21	4	32	3.91	1.18	1.77	714	1	1.08	5	720	3	3.28	7	184	0.33	126	10	81	30
JM RC-31-05	152	154	106756	EXT	0.006	0.5	8.8	23	430	1	5	2.61	0.5	19	5	29	4.14	1.36	1.84	668	1	1.4	6	820	5	3.58	5	295	0.36	140	10	81	30
JM RC-31-05	154	156	106757	EXT	0.005	0.5	7.35	16	210	1	2	2.19	0.5	21	5	16	6.21	1.21	1.58	926	1	0.83	4	770	4	5.72	5	245	0.3	116	10	136	30
JM RC-31-05	156	158	106758	EXT	0.005	0.5	8.05	20	190	1.1	7	2.3	0.5	25	4	38	6.73	1.17	1.68	1135	1	1.27	6	780	5	6.26	5	288	0.28	118	10	45	30
JM RC-31-05	158	160	106759	EXT	0.005	0.5	7.2	48	200	0.9	2	2.34	0.5	20	4	37	4.81	0.87	1.58	678	1	1.37	3	700	3	4.81	5	274	0.28	113	10	36	30
JM RC-31-05	160	162	106760	EXT	0.005	0.5	7.36	87	210	0.9	5	2.33	0.5	16	4	30	4.35	1.16	1.58	816	1	1.51	6	700	2	4.28	5	384	0.28	114	10	38	20
JM RC-31-05	162	164	106761	EXT	0.005	0.5	7.36	23	220	1	7	2.3	0.5	16	5	38	4.08	1.36	1.61	870	1	1.38	5	740	5	4.03	5	468	0.28	115	10	85	20
JM RC-31-05	164	166	106762	EXT	0.005	0.5	7.36	26	200	1	4	1.71	0.5	16	3	114	5.87	1.79	1.45	617	1	1.38	4	700	5	5.6	5	485	0.27	108	10	63	30
JM RC-31-05	166	168	106763	EXT	0.005	0.5	7.33	45	250	1	5	1.7	0.5	18	3	44	4.24	1.88	1.34	837	1	1.14	5	790	11	4.42	5	388	0.28	125	10	102	20
JM RC-31-05	168	170	106764	EXT	0.005	0.5	7.62	56	370	0.9	2	2.29	0.5	20	2	48	4.91	1.63	1.54	664	1	1.38	9	830	18	4.75	5	438	0.27	128	10	41	10
JM RC-31-05	170	172	106765	ORG	0.005	0.5	7.83	22	420	1	2	3.19	0.5	14	3	34	3.47	1.15	1.74	581	1	1.84	7	780	8	2.62	5	403	0.31	126	10	24	10
JM RC-31-05	172	174	106767	EXT	0.005	0.5	7.87	63	410	0.8	2	1.86	0.5	16	2	78	5.01	2.04	1.84	730	1	0.84	6	760	8	5.46	5	275	0.25	112	10	38	20
JM RC-31-05	174	176	106768	EXT	0.005	0.5	7.79	41	360	0.9	2	2.72	0.5	16	2	75	4.28	1.48	1.84	771	1	1.38	9	780	2	4.82	5	308	0.31	132	10	36	10
JM RC-31-05	176	178	106769	EXT	0.005	0.5	7.83	41	510	0.9	2	3.01	0.5	17	3	58	4.45	1.63	1.75	610	1	1.14	8	770	2	3.67	5	321	0.28	128	10	38	20
JM RC-31-05	178	180	106770	EXT	0.005	0.5	7.12	44	230	0.9	4	1.42	0.5	18	2	79	5.82	1.64	1.42	438	1	1.82	8	730	2	4.48	5	286	0.22	118	10	38	20
JM RC-31-05	180	182	106771	EXT	0.005	0.5	7.09	74	520	1	3	2.76	0.5	20	3	184	4.8	1.36	1.6	475	2	1	8	620	4	2.75	5	188	0.35	147	10	80	10
JM RC-31-05	182	184	106772	EXT	0.005	0.5	7.21	140	180	0.8	2	2.3	0.5	20	3	32	4.08	0.94	1.6	383	1	0.88	11	680	5	2.75	5	141	0.33	126	10	13	10
JM RC-31-05	184	186	106773	EXT	0.005	0.5	7.46	116	200	1	2	2.29	0.5	17	3	18	6	0.92	1.56	644	1	0.48	13	700	4	2.38	5	110	0.36	142	10	28	10
JM RC-31-05	186	188	106774	EXT	0.005	0.5	7.56	80	110	0.8	2	2.47	0.5	21	4	21	4	0.83	2.12	384	1	0.46	11	650	4	2.73	5	79	0.35	138	10	40	10
JM RC-31-05	188	190	106775	EXT	0.005	0.5	7.33	104	100	0.8	2	2.15	0.5	18	3	48	4.58	0.88	1.88	257	1	0.42	11	630	2	3.45	5	72	0.32	130	10	71	10
JM RC-31-05	190	192	106776	EXT	0.005	0.5	7.8	46	230	0.8	5	3.04	0.5	21	4	58	3.78	0.84	1.82	584	1	0.84	8	750	2	1.42	5	180	0.41	150	10	38	10
JM RC-31-05	192	194	106777	EXT	0.006	0.5	7.42	73	200	0.8	2	2.98	0.5	22	4	60	3.4	0.86	1.98	572	1	0.87	11	790	3	1.88	5	175	0.4	152	10	32	10
JM RC-31-05	194	196	106778	EXT	0.005	0.5	7.32	88	170	1	2	2.03	0.5	18	3	47	4.4	1.22	1.34	537	1	0.5	6	640	2	2.83	5	88	0.26	111	10	23	10
JM RC-31-05	196	198	106779	EXT	0.005	0.5	7.22	67	170	1	2	2.28	0.5	8	2	21	3.52	1.1	1.32	450	1	1.01	5	610	2	2.11	5	183	0.23	98	10	18	10
JM RC-31-05	198	200	106780	ORG	0.005	0.5	7.14	58	210	1	2	2.34	0.5	16	2	30	3.53	1.38	1.28	316	1	1.02	7	620	2	2.36	5	186	0.23	88	10	30	10
JM RC-31-05	200	202	106782	EXT	0.006	0.5	6.91	47	340	1	2	2.37	0.5	15	2	40	3.90	1.42	1.2	297	1	0.83	7	560	2	2.08	5	182	0.2	88	10	21	10
JM RC-31-05	202	204	106783	EXT	0.005	0.5	7.8	46	190	1.1	2	3.06	0.5	17	2	47	3.4	1.36	1.52	270	1	1.22	4	670	2	1.78	5	254	0.27	90	10	18	10
JM RC-31-05	204	206	106784	EXT	0.005	0.5	8.12	38	190	1.1	2	2.27	0.5	15	2	58	3.78	1.74	1.48	258	1	0.88	4	670	3	1.88	5	171	0.28	108	10	25	10
JM RC-31-05	206	208	106785	EXT	0.005	0.5	7.42	30	190	1	2	2.08	0.5	18	1	55	3.28	1.36	1.34	198	1	1.08	5	630	2	1.88	5	208	0.28	94	10	12	10
JM RC-31-05	208	210	106786	EXT	0.005	0.5	7.96	21	370	1	2	2.43	0.5	8	1	35	3.13	1.42	1.34	174	1	1.38	6	670	3	1.21	5	384	0.27	93	10	11	10
JM RC-31-05	210	212	106787	EXT	0.005	0.5	7.71	41	340	1	2	2.11	0.5	17	2	40	3.53	1.45	1.42	267	1	1.18	7	780	2	1.82	5	283	0.28	106	10	19	10
JM RC-31-05	212	214	106788	EXT	0.005	0.5	7.66	67	210	1	2	2.2	0.5	15	1	41	3.03	1.44	1.38	251	1	1.18	6	780	2	2.12	5	258	0.28	88	10	18	10
JM RC-31-05	214	216	106789	EXT	0.005	0.5	7.54	48	280	1	2	2.27	0.5	15	2	43	3.53	1.28	1.4	308	1	1.2	7	740	4	2.06	5	278	0.28	94	10	35	10
JM RC-31-05	216	218	106790	EXT	0.005	0.5	7.62	39	250	1	2	2.38	0.5	13	2	37	3.53	1.31	1.44	530	1	1.14	6	780	8	2.06	5	348	0.28	108	10	80	10
JM RC-31-05	218	220	106791	EXT	0.005	0.5	7.86	39	180	1	2	3.02	0.5	16	2	38	3.38	1.22	1.54	581	1	1.16	7	740	3	1.85	5	238	0.28	108	10	28	10
JM RC-31-05	220	222	106792	EXT	0.005	0.5	7.64	36	190	1	2	3.04	0.5	14	1	38	3.89	1.25	1.28	385	1	1.18	5	745	2	3.46	5	256	0.28	104	10	28	10
JM RC-31-05	222	224	106793	EXT	0.005	0.5	7.34	39	310	1	2	2.56	0.5	17	2	28	3.85	1.28	1.18	438	1	1.38	6	710	3	1.53	5	283	0.5	88	10	24	10
JM RC-31-05	224	226	106794	EXT	0.005	0.5	9.33	39	380	1	2	2.08	0.5	14	2	31	3.01	1.36	1.86	370	1	1.31	5	770	2	1.88	5	271	0.32	108	10	25	10
JM RC-31-05	226	228	106795	EXT	0.005	0.5	7.62	23	330	1	2	2.51	0.5	13	2	38	3.34	1.37	1.36	368	1	1.32	4	700	2	1.34	5	257	0.5	110	10	31	10
JM RC-31-05	228	230	106796	EXT	0.005	0.5	8.12	50	300	1.1	2	2.45	0.5	13	3	38	3.48	1.38	1.42	377	1	1.2	8	800	3	2.08	5	258	0.3	110	10	27	10
JM RC-31-05	230	232	106797	EXT	0.005	0.5	7.79	50	170	1	2	2.3	0.5	13	2	34	3.38	1.34	1.36	380	1	1.08	7	720	2	2.03	5	240	0.26	102	10	18	10
JM RC-31-05	232	234	106798	EXT	0.005	0.5	7.59	22	300	1	2	2.06	0.5	11	3	31	3.08	1.14	1.4	375	1	1.2	8	700	4	1.5	5	320	0.29	86	10	16	10
JM RC-31-05	234	236	106799	EXT	0.006	0.5	8.6	31	320	0.8	2	2.01	0.5	13	2	29	2.88	1.08	1.29	305	1	1.2	8	680	2	1.48	5	277	0.27	84	10	15	120
JM RC-31-05	236	238	106800	EXT	0.005	0.5	7.48	34	380	1	2	2.9	0.5	12	2	33	3.04	1.23	1.5	238	1	1.3	6	730	8	1.82	5	311	0.31	102	10	13	80
JM RC-31-05	238	240	106801	EXT	0.005	0.5	7.13	36	280	1	2	2.77	0.5	13	2	45	2.84	1.22	1.35	172	1	1.2	4	680	2	1.81	5	282	0.28	85	10	8	70
JM RC-32-06	0	2	106802	EXT	0.234	0.8	7.72	83	780	0.5	2	0.11	0.5	1	12	144	2.9	2.3	0.12	41	43	0.26	1	910	50	1.01	8	235	0.25	103	10	87	20
JM RC-32-06	2	4	106803	EXT	0.147	0.8	7.16	38	730	0.5	2	0.1	0.5	1	10	80	2.33	2.27	0.11	26	41	0.23	1	900	51	1.08	5	226	0.21	90	10	20	10
JM RC-32-06	4	6	106804	EXT	0.268	0.8	7.27	23	700	0.5	2	0.09	0.5	1	8	152	2.83	2.31	0.17	33	33	0.15	2	680	35	0.43	8	161	0.21	41	10	28	10
JM RC-32-06	6	8	106805	EXT	0.297	0.9	6.47	28	600	0.5	2	0.08	0.5	1	38	184	3.15	3.03	0.17	18	86	0.13	1	720	27	0.86	5	258	0.28	46	10	27	30
JM RC-32-06	8	10	106806	EXT	0.23	1.3	5.48	13	630	0.5	2	0.06	0.5	1	5	91	4.02	2.36	0.11	24	78	0.1	1	380	33	1.48	8	82	0.08	28	10	18	30
JM RC-32-06	10	12	106807	ORG	0.244	1.2	5.56	22	420	0.5	2	0.06	0.5	1	18	54	3.18	2.32	0.11	17	71	0.08	1	380	24	1.28	8	88	0.14	34	10	11	20
JM RC-32-06	12	14	106808	EXT	0.164	0.9	7.52	106	680	0.5	2	0.1	0.5	1	33	91	3.91	3.07	0.14	18	190	0.11	1	880	46	1.41	5	153	0.16	45	10	38	30
JM RC-32-06	14	16	106810	EXT	0.27	0.6	6.16	30	600	0.5	2	0.04	0.5	1	3	187	1.82	2.54	0.12	29	19	0.08	1	330	42	0.5	5	80	0.12	22	10	43	110
JM RC-32-06	16	18	106811	EXT	0.254	0.5	5.98	19	700	0.5	2	0.03	0.5	1	1	41	1.24	2.38	0.11	22	28	0.1	1	380	48	0.53	5	121	0.1	19	10	18	30
JM RC-32-06	18	20	106812	EXT	0.463	0.7	5.51	18	640	0.5	2	0.03	0.5	1	2	33	1.16	2.25	0.11	28	34	0.09	1	320	27	0.45	5	88	0.1	17	10	8	20
JM RC-32-06	20	22	106813	EXT	0.396	1.3	5.73	5	690	0.5	2	0.03	0.5	1	1	38	0.8	2.31	0.1	75	17	0.07	1	300	30	0.28	7	54	0.09	14	10	11	40
JM RC-32-06	22	24	106814	EXT	0.337	1.6	6.43	5	640	0.5	2	0.03	0.5	1	1	35	1.29	2.70	0.14	24	21	0.08	1	310	23	0.48	5	80	0.12	17	10	7	10
JM RC-32-06	24	26	106815	EXT	0.441	0.6	6.14	5	520	0.5	2	0.08	0.5	1	1	33	1.1	2.66	0.15	18	24	0.1	1	300	24	0.36	7	57	0.12	17	10	7	10
JM RC-32-06	26	28	106816	EXT	0.463	1.1	6.56	5	300	0.5	2	0.04	0.5	1	2	146	2.86	2.57	0.15	21	47	0.09	1	410	23	0.51	4	64	0.15	31	10	10	20
JM RC-32-06	28	30	106817	EXT	0.441	0.8	7.79	10	630	0.6	2	0.06	0.5	1	6	156	2.42	2.66	0.18	15	78	0.08	1	430	28	0.28	5	195	0.23	58	10	8	20
JM RC-32-06	30	32	106818	EXT	0.466	1	6.17	5	680	0.5	2	0.07	0.5	1	11	148	3.57	2.88	0.17	19	48	0.11	1	600	31	0.37	5	288	0.32	78	10	8	20
JM RC-32-06	32	34	106819	EXT	0.354	1	5.7	5	460	0.5	2	0.04	0.5	1	1	58	1.83	2.21	0.11	22	38	0.11	1	370	38	0.48	7	80	0.11	18	10	8	10
JM RC-32-06	34	36	106820	EXT	0.378	1.4	7.06	5	630	0.5	2	0.08	0.5	1	2	120	1.87	2.88	0.13	20	40	0.16	1	400	87	0.64	8	216	0.13	34	10	8	10
JM RC-32-06	36	38	106821	EXT	0.486	1.2	10.5	15	1020	0.5	3	0.08	0.5	4	18	138	3.16	3.22	0.18	12	83	0.2	3	1010	35	1.33	5	417	0.57	126	10	8	40
JM RC-32-06	38	40	106822	EXT	0.407	1.2	5.79	5	360	0.5	2	0.05	0.5	8	2	779	2.15	2.36	0.11	23	51	0.11	1	450	44	1.01	5	114	0.08	28	10	10	20
JM RC-32-06	40	42	106823	EXT	0.437	0.8	5.61	5	270	0.5	4	0.04	0.5	18	1	3040	2.73	3.35	0.11	18	48	0.1	2	570	32	2.82	10	84	0.07	23	10	6	40

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM RC-32-06	42	44	108624	EXT	0.308	1.4	5.34	10	300	0.5	2	0.03	0.5	15	1	6140	2.43	2.11	0.19	26	91	0.09	1	280	22	2.40	5	57	0.09	13	10	10	30
JM RC-32-06	44	46	108625	EXT	0.482	1.9	6	8	200	0.5	2	0.04	0.5	15	1	7400	2.98	1.93	0.13	25	42	0.09	1	380	50	3.30	5	80	0.06	13	10	10	30
JM RC-32-06	46	48	108626	EXT	0.307	1.5	5.60	10	290	0.5	3	0.03	0.5	16	1	6080	2.44	2.01	0.28	29	66	0.13	1	290	30	2.81	5	50	0.08	18	10	21	30
JM RC-32-06	48	50	108627	EXT	0.304	1	5.44	8	130	0.5	2	0.02	0.5	14	1	4630	3.61	2.11	0.11	22	28	0.09	1	280	22	4.34	5	38	0.05	12	10	11	30
JM RC-32-06	50	52	108628	EXT	0.44	1.2	5.91	5	280	0.5	5	0.03	0.5	15	1	4380	2.00	2.10	0.22	28	34	0.1	1	250	24	2.87	7	48	0.08	15	10	14	20
JM RC-32-06	52	54	108629	EXT	0.480	2.4	6.07	9	250	0.5	4	0.04	0.5	9	13	8580	2.38	2.40	0.14	23	101	0.11	1	430	54	3.30	5	66	0.09	27	10	10	40
JM RC-32-06	54	56	108630	EXT	8.748	65	0.88	801	110	0.5	713	0.16	144	377	1985	1800	10.75	0.04	0.28	3050	108	0.04	1505	70	2540	1.98	271	16	0.08	48	10	3800	30
JM RC-32-06	56	58	108631	ORG	0.325	0.8	7.47	6	310	0.5	2	0.06	0.5	17	8	4850	2.88	2.61	0.23	20	130	0.17	6	590	27	2.27	6	219	0.15	98	10	20	10
JM RC-32-06	58	60	108633	EXT	0.285	1	7.8	11	280	0.5	2	0.05	0.5	18	3	5110	3.02	2.93	0.25	19	74	0.18	4	540	20	2.88	5	170	0.17	98	10	16	30
JM RC-32-06	60	62	108634	EXT	0.361	1.3	5.32	8	90	0.5	4	0.03	0.5	26	1	5410	4.78	2.1	0.1	27	68	0.13	4	430	32	5.58	5	100	0.08	18	10	7	30
JM RC-32-06	62	64	108635	EXT	0.287	1	6.23	8	300	0.5	2	0.03	0.5	4	1	6860	2.98	2.40	0.21	20	42	0.12	1	330	18	3.17	7	96	0.1	19	10	11	50
JM RC-32-06	64	66	108636	EXT	0.327	0.9	7.72	10	350	0.5	2	0.04	0.5	25	11	5210	3.47	3.07	0.16	24	58	0.16	8	540	17	2.78	7	216	0.17	87	10	11	10
JM RC-32-06	66	68	108637	EXT	0.28	0.9	6.08	5	440	0.5	3	0.07	0.5	20	8	4778	2.96	3.07	0.37	25	50	0.15	6	770	24	2.53	5	283	0.19	87	10	22	10
JM RC-32-06	68	70	108638	EXT	0.414	1.4	6.88	5	150	0.5	4	0.05	0.5	12	1	5880	3.75	2.57	0.21	25	33	0.19	2	580	31	4.31	5	180	0.06	22	10	12	30
JM RC-32-06	70	72	108639	EXT	0.264	1.1	6.62	5	160	0.6	4	0.05	0.5	10	1	4540	3.29	2.52	0.32	20	32	0.15	3	600	63	3.33	5	189	0.1	26	10	17	40
JM RC-32-06	72	74	108640	EXT	0.354	1	7.95	18	160	0.7	4	0.08	0.5	26	8	3760	4.04	2.79	0.56	23	30	0.13	15	600	30	3.51	5	230	0.2	54	10	29	20
JM RC-32-06	74	76	108641	EXT	0.587	1.3	6.03	18	280	0.7	2	0.05	0.5	16	14	6730	3.59	3.22	0.43	22	72	0.16	8	570	37	3.23	5	203	0.27	61	10	24	30
JM RC-32-06	76	78	108642	EXT	0.448	1	6.67	12	710	0.8	7	0.04	0.5	28	21	5080	2.82	3.18	0.51	29	83	0.14	13	380	38	1.47	5	134	0.36	66	10	35	20
JM RC-32-06	78	80	108643	EXT	0.584	1.4	7.44	8	150	0.6	3	0.08	0.5	43	1	9040	4.41	2.82	0.41	23	37	0.14	16	480	33	3.78	5	286	0.29	51	10	25	30
JM RC-32-06	80	82	108644	EXT	0.438	1.1	6.61	5	90	0.6	3	0.08	0.5	20	1	6030	5.13	2.41	0.27	23	538	0.17	3	900	38	5.38	5	360	0.15	51	10	20	20
JM RC-32-06	82	84	108645	EXT	0.44	1.1	7.84	13	230	0.8	4	0.04	0.5	23	1	5780	3.35	2.78	0.54	27	116	0.12	5	660	40	2.54	5	376	0.22	52	10	37	16
JM RC-32-06	84	86	108646	EXT	0.406	1.1	6.12	7	230	1.3	6	0.1	0.5	12	1	6080	3.54	2.41	0.75	31	38	0.11	8	1150	53	2.71	5	581	0.25	57	10	52	10
JM RC-32-06	86	88	108647	EXT	0.445	1	7.04	5	118	0.7	2	0.05	0.5	19	1	5640	5.32	2.64	0.35	22	44	0.12	5	580	32	4.54	5	247	0.17	56	10	29	30
JM RC-32-06	88	90	108648	EXT	0.357	0.9	7.60	8	210	0.4	3	0.07	0.5	15	1	5810	4.56	2.88	0.42	23	41	0.14	2	600	54	3.54	5	377	0.18	52	10	30	20
JM RC-32-06	90	92	108649	EXT	0.380	0.8	6.54	7	400	1	4	0.07	0.5	10	6	4270	4.71	2.50	0.71	30	24	0.12	18	730	26	1.88	5	480	0.38	73	10	46	10
JM RC-32-06	92	94	108650	EXT	0.431	1.2	9.31	17	420	1.4	2	0.08	0.5	14	20	3730	5.32	2.58	0.70	35	36	0.12	23	1080	38	2.88	5	646	0.33	138	10	56	10
JM RC-32-06	94	96	108651	EXT	0.383	1.3	7.27	8	310	0.6	3	0.07	0.6	6	5	4800	3.64	2.47	0.5	26	47	0.11	7	410	42	2.62	5	508	0.17	50	10	37	20
JM RC-32-06	96	98	108652	EXT	0.442	1.2	7.38	5	128	0.6	5	0.08	0.5	10	8	5880	5.04	2.46	0.37	28	44	0.13	8	850	35	4.08	5	627	0.14	57	10	181	20
JM RC-32-06	98	100	108653	ORG	0.518	1.2	10.1	13	400	1.5	2	0.1	0.8	10	30	4380	5.43	3.08	1.08	53	65	0.13	25	1280	48	2.22	5	816	0.36	135	10	96	10
JM RC-32-06	100	102	108655	EXT	0.555	1.2	8.05	7	420	1	2	0.07	0.5	11	8	5180	5.46	3.06	0.76	38	60	0.12	14	830	37	2.78	5	440	0.28	60	10	40	20
JM RC-32-06	102	104	108654	EXT	0.428	1.2	6.30	15	378	0.8	2	0.08	1.8	4	1	4270	4.55	2.48	0.77	36	40	0.1	6	730	34	2.28	5	348	0.34	96	10	54	20
JM RC-32-06	104	106	108657	EXT	0.366	1.2	4.25	5	150	0.6	3	0.06	0.5	17	1	4050	4.00	2.66	0.06	26	54	0.11	6	1130	41	3.54	5	646	0.21	60	10	42	20
JM RC-32-06	106	108	108658	EXT	0.354	1.3	7.8	5	200	0.6	5	0.06	1.2	6	1	3830	4.66	2.61	0.66	33	120	0.1	6	770	46	2.94	5	322	0.33	82	10	40	20
JM RC-32-06	108	110	108659	EXT	0.554	1.5	5.35	5	130	0.5	3	0.05	0.5	11	1	6410	3.83	1.64	0.40	26	72	0.07	2	335	21	3.56	5	134	0.06	25	10	91	30
JM RC-32-06	110	112	108660	EXT	0.453	1.4	5.66	6	170	0.5	9	0.02	0.5	4	1	5980	3.64	2.2	0.32	20	68	0.09	2	320	30	3.40	5	114	0.09	21	10	18	20
JM RC-32-06	112	114	108661	EXT	0.514	1.7	6	10	130	0.5	5	0.05	0.5	10	1	6700	3.81	2.42	0.28	22	92	0.1	1	380	25	3.65	5	113	0.1	28	10	16	30
JM RC-32-06	114	116	108662	EXT	0.301	1.5	5.66	34	140	0.5	4	0.05	0.7	9	1	4460	3.76	2.25	0.19	20	90	0.1	1	620	51	3.76	5	251	0.09	25	10	21	50
JM RC-32-06	116	118	108663	EXT	0.26	1.6	5.67	6	90	0.5	3	0.04	0.5	10	1	4330	4.45	2.43	0.16	21	63	0.1	1	510	34	4.41	5	170	0.06	20	10	10	20
JM RC-32-06	118	120	108664	EXT	0.371	2.7	5.55	63	120	0.5	2	0.04	1.1	12	1	4660	3.87	2.26	0.17	22	63	0.1	1	410	27	5.60	5	116	0.06	17	10	25	110
JM RC-32-06	120	122	108665	EXT	0.412	1.5	6.3	7	140	0.5	7	0.03	0.5	13	1	5810	3.53	2.38	0.5	26	38	0.06	4	420	24	3.4	5	149	0.06	18	10	28	20
JM RC-32-06	122	124	108666	EXT	0.405	1.4	4.51	6	150	0.5	2	0.02	0.7	12	1	5840	3.71	2.4	0.72	26	37	0.06	1	310	16	3.66	5	133	0.07	18	10	27	30
JM RC-32-06	124	126	108667	EXT	0.18	1.2	6.15	420	90	0.5	4	0.04	0.5	13	1	4450	4.16	2.5	0.31	25	35	0.06	1	540	23	4.42	6	279	0.06	21	10	22	60
JM RC-32-06	126	128	108668	EXT	0.138	1.3	6.66	661	130	0.5	6	0.05	0.6	11	1	4450	4.07	2.58	0.3	22	46	0.11	2	670	51	4.41	21	336	0.06	24	10	44	120
JM RC-32-06	128	130	108669	EXT	0.153	1.2	5.61	549	100	0.5	2	0.04	0.5	12	1	5150	4.25	2.38	0.29	28	45	0.09	4	510	36	4.45	14	207	0.09	22	10	14	50
JM RC-32-06	130	132	108670	EXT	0.284	1.2	7.94	42	120	1.1	4	0.09	0.5	15	90	4840	4.06	2.58	0.64	57	68	0.11	41	1050	25	4.67	5	330	0.19	92	10	42	40
JM RC-32-06	132	134	108671	EXT	0.344	1.2	9.53	64	380	1.4	6	0.09	0.5	14	27	4780	5.87	2.64	1.36	157	71	0.1	26	1110	26	3.27	5	460	0.26	114	10	66	20
JM RC-32-06	134	136	108672	EXT	0.347	1	6.40	63	380	1.4	2	0.11	0.5	16	52	4310	5.46	2.77	2.06	303	46	0.87	53	1410	16	1.96	5	461	0.33	142	10	146	40
JM RC-32-06	136	138	108673	EXT	0.357	0.6	6.40	13	200	1.9	2	0.16	0.5	21	61	3010	5.06	1.41	2.07	317	27	0.87	76	2100	12	1.65	5	672	0.38	153	10	164	20
JM RC-32-06	138	140	108674	EXT	0.266	0.6	10.56	25	320	3.2	2	0.2	0.5	22	66	2540	4.30	1.73	1.63	283	32	0.09	100	3130	22	1.90	5	1135	0.38	156	10	140	20
JM RC-32-06	140	142	108675	EXT	0.321	2.5	7.66	238	70	0.7	3	0.06	0.5	16	42	3450	6.15	2.4	0.47	27	37	0.14	36	980	47	0.66	5	604	0.16	60	10	38	60
JM RC-32-06	142	144	108676	EXT	0.28	7.5	6.58	62	80	0.5	3	0.06	0.5	14	32	4080	4.37	2.81	0.61	28	45	0.1	38	670	30	4.07	5	466	0.11	67	16	31	70
JM RC-32-06	144	146	108677	EXT	0.179	1.6	6.34	316	150	0.5	6	0.04	1.1	11	6	4130	3.56	2.35	0.28	21	38	0.12	10	550	28	3.85	10	281	0.1	27	10	118	130
JM RC-32-06	146	148	108678	EXT	0.22	2.1	6.23	71	160	0.5	2	0.03	0.5	16	1	4600	3.4	2.34	0.38	21	76	0.11	2	460	24	3.71	22	164	0.08	18	10	27	110
JM RC-32-06	148	150	108679	EXT	0.343	2.6	5.10	76	150	0.5	4	0.05	0.5	16	1	5300	3.16	2.06	0.36	24	126	0.1	4	460	26	3.56	21	612	0.09	33	10	32	60
JM RC-32-06	150	152	108680	ORG	0.269	1.2	7.21	16	420	0.5	5	0.03	1.6	6	1	3400	2.01	2.00	0.50	27	38	0.1	5	420	17	2.63	5	106	0.13	28	10	38	60
JM RC-32-06	152	154	108682	EXT	0.307	1.5	6.83	30	170	0.5	2	0.04	1.3	13	3	4340	3.37	2.54	0.62	37	35	0.09	7	460	16	3.21	5	221	0.12	27	10	60	70
JM RC-32-06	154	156	108683	EXT	0.534	1.3	4.82	18	90	0.5	5	0.04	0.5	21	1	6780	4.33	1.88	0.22	34	62	0.08	6	420	21	4.04	5	226	0.09	28	10	32	30
JM RC-32-06	156	158	108684	EXT	0.347	1.2	5.4	34	170	0.7	7	0.04	0.6	18	8	5400	4.01	2.12	0.33	50	47	0.16	12	420	23	4.81	5	140	0.15	40	10	82	30
JM RC-32-06	158	160	108685	EXT	0.445	1.3	6.04	25	240	0.6	7	0.04	0.8	22	16	6080	3.07	2.15	0.46	43	70	0.13	15	430	21	4.02	5	164	0.17	51	10	90	40
JM RC-32-06	160	162	108686	EXT	0.58	1.5	5.85	20	310	0.6	8	0.05	0.5	17	4	9630	4.04	2.46	0.51	42	109	0.14	13	610	21	4.27	5	263	0.16	46	10	35	50
JM RC-32-06	162	164	108687	EXT	0.906	1.2	5.75	20	240	0.6	4	0.06	0.6	23	3	7840	4.26	2.07	0.47	45	60	0.15	14	570	18	4.60	5	257	0.16	83	10	36	50
JM RC-32-06	164	166	108688	EXT	0.336	0.8	6.18	15	300	0.6	6	0.07	0.5	16	3	4870	3.63	2.52	0.72	38	65	0.13	14	710	21	3.36	5	484	0.27	86	10	31	30
JM RC-32-06	166	168	108689	EXT	0.428	1.3	7.82	8	190	0.5	8	0.05	0.5	12	6	6080	3.62	2.87	0.22	30	132	0.15	9	470	17	3.00	5	270	0.14	42	10	15	40
JM RC-32-06	168	170	108690	EXT	0.371	1.3	6.32	20	140	0.6	5	0.03	0.5	17	1	6160	3.8	2.51	0.17	35	75	0.12	6	330	17	3.26	5	129	0.1	28	10	25	60
JM RC-32-06	170	172	108691	EXT	0.296	0.6	6.60	22	120	0.5	5	0.09	0.5	15	4	4270	4.00	2.4	0.17	44	104	0.16	6	460	18	3.79	5	105	0.11	31	10	129	30
JM RC-32-06	172	174	108692	EXT	0.296	0.7	7.32	17	140	0.7	3	0.07	0.5	15	7	4610	3.98	2.41	0.38	40	186	0.18	10	760	29	3.78	5	408	0.14	48	10	37	30
JM RC-32-06	174	176	108693	EXT	0.253	0.4	7.5	23	150	0.8	4	0.08	0.7	18	12	4180	4.58	2.82	0.18	30	110	0.17	11	560	23	4.55	5	295	0.16	66	20	27	30
JM RC-32-06	176	178	107466	EXT	0.183	1	6.13	10	310	0.8	6	0.06	0.5	10	11	2240	3.47	2.25	0.12	33	112	0.19	6	590	33	3.58	5	232	0.11	41	10	21	30
JM RC-32-06	178	180	107468	EXT	0.281	1.1	6.32	22	210	0.6	2	0.06	0.6	15	18	3230	4.47	2.25	0.11	47	140	0.2	19	450	34	4.40	5	253	0.1	41	20	45	30
JM RC-32-06	180	182	107480	EXT	0.382	1.5	6.32	27	420	0.5	2	0.07	0.5	14	19	5480	3.48	2.06	0.18	35	70	0.23	10	640	42	3.63	6	267	0.16	91	10	13	90
JM RC-32-06	182	184	107481	EXT	0.377	1.6	6.38	242	350	0.6	2	0.08	0.6	10	11	4070	3.66	2.27	0.11	28	93	0.25	6	670	68	4.1	14	458	0.13	61	10	26	50
JM RC-32-06	184	186	107482	EXT	0.603	3.3	7.27	106	230	0.6	2	0.08	0.6	12	10	8380	4.64	1.64	0.07	34	95	0.21	10	430	51	5.21	7	319	0.11	96	10	26	40
JM RC-32-06	186	188	107483	EXT	0.32	1.6	5.76	32	240	0.5	2	0.03	0.6	11	7	3010	4.51	2.05	0.08	30	40	0.19	6	400	24	4.8	5	160	0.07	26	10	9	30
JM RC-32-06	188	190	107484	EXT	0.201	1.7	6.24	1	320	0.6	2	0.04	0.5	11	5	3490	4.46	2.38	0.13	28	64	0.16	4	560	18	4.33	5	308	0.06	57	10	6	20
JM RC-32-06	190	192	107485	EXT	0.582	1.1	7.8	6	470	0.6	2	0.08	0.5	18	11	5450	3.40	1.64	0.24	21	90	0.23	7	1080	28	3.33	6	672	0.2	63	10	10	10
JM RC-32-06	192	194	107486	EXT	0.236	1.5	5.72	58	310	0.5	2	0.05	0.5	6	7	3830	3.04	1.26	0.04	28	77	0.14	4	630	44	3.2	5	271	0.05	35	10	5	40
JM RC-32-06	194	196	107487	EXT	0.311	0.6	5.1	15	310	0.5	2	0.04	0.5	13	5	1830	5.14	1.63	0.06	36	86	0.13	7	440	32	5.32	5	282	0.06	19	10	6	30
JM RC-32-06	196	198	107488	EXT	0.425	1.6	5.56	7	340	0.6	2	0.03	0.5	7	4	3760	3.1	2.15	0.1	28	63	0.13	4	320	22	3.05	5	98	0.06	16	10	6	50
JM RC-32-06	198	200	107489	EXT	0.245	1.5	5.43	57	420	0.5	2	0.03	0.5	7	4	3400	2.88	1.48	0.1	35	64	0.13	4	380	33	2.7	5	145	0.07	18	10	17	70
JM RC-32-06	200	202	107500	EXT	0.381	1.7	5.15	16	270	0.5	2	0.03	0.5	8	6	4170	3.05	2.07	0.11	48	53	0.12	5	340	22	2.01	5	141	0.07	17	10	13	50
JM RC-32-06	202	204	107501	EXT	0.218	1.4	5.67	36	340	0.6	2	0.03	0.5	13	4	3880	3.33	1.58	0.09	31	80	0.14	6	380	23	3.38	5	201	0.06	18	10	17	50
JM RC-32-06	204	206	107502	ORG	0.386	1.8	5.88	133	300	0.5	2	0.03	1	40	7	3730	3.84	1.72	0.1	33	70	0.14	10	400	28	3.70	5	174	0.07	19	10	13	30
JM RC-32-06	206	208	107504	EXT	0.367	1.6	5.71	30	330	0.5	2	0.04	0.5	6	5	4730	2.82	1.5	0.34	33	40	0.16	6	440	15	2.85	5	288	0.06	25	10	10	30
JM RC-32-06	208	210	107505	EXT	0.41	3.1	5.51	781	140	0.5	2	0.05	0.6	6	6	4300	3.00	2.02	0.1	31	58	0.16	6	550	22	4.12	5	316	0.08	20	10	10	140
JM RC-32-06	210	212	107506	EXT	0.28	1.4	5.10	44	380	0.5	2	0.03	0.5	12	13	3840	3.31	1.5	0.23	44	87	0.14	5	380	6	2.83	5	182	0.07	18	10	23	30
JM RC-32-06	212	214	107507	EXT	0.297	0.8	6.10	18	260	0.5	2	0.02	0.5	8	7	3300	3.12	1.54	0.31	38	47	0.14	5	390	6	2.73	5	112	0.08	14	10	14	10
JM RC-32-06	214	216	107508	EXT	0.327	1	5.43	5	380	0.5	2	0.03	0.5	13	7	4420	3.19	1.47	0.28	32	55	0.13	7	380	6	2.6	5	164	0.07	18	10	17	10
JM RC-32-06	216	218	107509	EXT	0.361	1.4	5.01	18	330	0.5	2	0.03	0.6	12	8	4530	2.82	1.97	0.16	36	57	0.14	4	310	6	2.44	5	139	0.08	22	10	13	20
JM RC-32-06	218	220	107510	EXT	0.377	1.4	5.30	16	340	0.5	2	0.03	0.7	12	6	4800	2.06	2.05	0.18	30	79	0.18	6	370	12	2.6	5	164	0.08	25	10	10	20
JM RC-32-06	220	222	107511	EXT	0.343	1	6.28	13	430	0.5	2	0.02	0.5	14	5	4130	3.61	1.88	0.18	29	75	0.18	5	310	18	3.09	5	88	0.08	18	10	6	10
JM RC-32-06	222	224	107512	EXT	0.358	1.4	6.05	8	328	0.6	2	0.02	0.6	9	8	4430	3.57	1.58	0.14	30	54	0.18	5	280	14	3.35	5	88	0.08	30	10	10	20
JM RC-32-06	224	226	107513	EXT	0.33	1.5	5.96	20	218	0.5	2	0.03	0.8	6	5	4180	2.08	1.41	0.18	31	66	0.18	6	310	10	2.26	5	88	0.08	16	10	8	20
JM RC-32-06	226	228	107514	EXT	0.34	1.3	6.5	7	300	0.5	2	0.03	0.6	10	4	4250	2.08	1.51	0.18	29	54	0.2	7	380	12	2.37	5	130	0.08	27	10	11	10
JM RC-32-06	228	230	107515	EXT	0.283	0.6	6.07	18	440	0.5	2	0.05	0.5	9	14	2830	2.11	1.56	0.15	44	35	0.27	8	430	18	1.45	5	232	0.15	35	10	12	10
JM RC-32-06	230	232	107516	EXT	0.341	0.6	6.13	9	250	0.5	2	0.02	0.6	10	4	3400	2.42	1.35	0.13	34	74	0.23	7	310	11	1.93	5	103	0.07	24	10	6	10
JM RC-32-06	232	234	107517	EXT	0.366	0.6	6.36	7	260	0.5	2	0.02	0.5	38	7	4090	2.58	1.81	0.13	38	66	0.22	18	300	10	2.43	5	63	0.06	21	10	6	10
JM RC-32-06	234	236	107518	EXT	0.216	0.9	6.62	33	260	0.5	2	0.06	2.9	13	11	2110	3.03	1.51	0.1	47	42	0.23	4	710	27	2.71	5	270	0.06	28	10	12	10
JM RC-32-06	236	238	107519	EXT	0.23	0.8	7.11	78	290	0.6	2	0.06	1.3	90	8	2310	2.35	1.65	0.1	34	74	0.34	30	710	28	2.78	5	352	0.07	44	10	10	10
JM RC-32-06	238	240	107520	EXT	0.23	0.8	8.2	48	290	0.5	2	0.08	0.7	33	6	1940	3.98	1.79	0.11	30	32	0.31	23	620	20	3.72	5	344	0.06	31	10	13	20
JM RC-32-06	240	242	107521	EXT	0.238	0.7	6.46	98	310	0.5	3	0.04	1	17	6	2220	2.64	1.42	0.12	40	34	0.34	12	510	12	2.82	5	250	0.06	40	20	8	20
JM RC-32-06	242	244	107522	EXT	0.306	1.1	7.34	24	330	0.7	2	0.03	2.6	94	6	3640	2.61	1.95	0.15	27	41	0.32	23	400	12	2.73	6	176	0.09	33	10	11	20
JM RC-32-06	244	246	107523	EXT	0.274	1.1	5.43	67	140	0.8	2	0.03	2.6	27	6	2910	4.42	1.88	0.11	31	47	0.28	18	380	10	4.42	5	134	0.06	20	10	8	20
JM RC-32-06	246	248	107524	EXT	0.312	0.6	6.23	116	310	0.7	2	0.05	4.5	18	6	3380	3.17	2.19	0.14	37	95	0.28	10	850	8	3.14	7	427	0.07	29	10	8	30
JM RC-32-06	248	250	107525	EXT	0.274	1.1	6.21	34	370	0.6	2	0.02	6.6	17	5	3280	2.66	2.02	0.15	26	46	0.31	10	270	6	2.48	5	75	0.06	30	10	6	10
JM RC-32-06	250	252	107526	EXT	0.332	0.9	6.18	38	280	0.7	2	0.02	14.1	16	5	3780	2.97	2.41	0.16	31	53	0.23	9	240	7	2.78	5	76	0.08	23	10	8	30
JM RC-32-06	252	254	107527	EXT	0.158	1.2	6.57	33	950	1.5	3	0.09	4.6	14	7	1770	2.45	2.23	0.16	32	14	0.47	18	580	8	2.74	5	146	0.15	58	10	14	30
JM RC-32-06	254	256	107528	EXT	0.334	1.3	7.31	18	470	1.1	2	0.03	4.3	18	12	3860	2.38	2.6	0.16	35	38	0.36	18	340	5	2.15	5	87	0.11	34	10	13	30

RCH	From	To	BAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-33-06	258	260	107529	EXT	0.325	1.4	6.91	7	460	1.1	2	0.03	0.5	20	5	4260	2.06	2.48	0.2	32	45	0.19	15	260	4	1.7	5	73	0.1	27	40	13	10
JM RC-33-06	258	260	107530	ORG	0.464	2.5	6.24	54	430	1.2	2	0.04	1.5	22	9	4650	2.08	2.16	0.19	65	38	0.28	20	360	21	2.71	5	103	0.08	28	30	33	40
JM RC-33-06	260	262	107532	EXT	0.498	1.4	7.2	14	530	1.1	2	0.05	0.5	24	6	5460	2.35	2.53	0.18	35	40	0.29	17	380	11	2.28	5	129	0.09	28	30	13	10
JM RC-33-06	262	264	107533	EXT	0.317	1.6	6.41	13	330	0.8	2	0.02	0.5	23	7	4018	2.25	2.22	0.14	33	60	0.25	13	290	9	2.11	5	48	0.08	24	40	11	10
JM RC-33-06	264	266	107534	EXT	0.28	1.2	6.91	57	170	0.7	2	0.08	1.1	44	9	3040	3.61	1.75	0.13	40	56	0.24	17	410	14	4	5	165	0.09	24	70	40	20
JM RC-33-06	266	268	107535	EXT	0.306	0.8	6.47	36	240	0.8	2	0.05	0.6	26	9	1840	3.46	1.87	0.1	43	80	0.26	12	380	15	3.96	5	145	0.05	22	40	16	20
JM RC-33-06	268	270	107536	EXT	0.326	1.6	6.7	22	360	1	2	0.03	0.5	19	7	4180	2.51	2.01	0.16	41	40	0.23	16	290	7	2.28	5	85	0.09	29	60	12	30
JM RC-33-06	270	272	107537	EXT	0.235	0.6	7.58	36	470	1.5	2	0.06	0.5	20	17	2228	2.37	2.28	0.15	48	44	0.41	22	640	17	2.84	5	156	0.11	58	10	14	10
JM RC-33-06	272	274	107538	EXT	0.311	1	11.2	18	270	5	2	0.1	0.5	11	38	2300	1.27	1.94	0.15	34	25	0.49	32	1430	10	3.83	5	42	0.44	182	10	24	10
JM RC-33-06	274	276	107539	EXT	0.381	1.4	11.1	10	250	7.1	2	0.11	0.5	15	37	2610	1.01	1.34	0.18	38	37	0.32	28	1430	7	2.33	5	28	0.53	142	10	24	20
JM RC-33-06	276	278	107540	EXT	0.234	0.8	6.5	28	280	1.2	2	0.04	0.5	28	13	2620	2.88	1.98	0.14	38	50	0.22	24	410	9	2.86	5	113	0.07	32	80	14	10
JM RC-33-06	278	280	107541	EXT	0.306	1.1	8.29	21	290	1.1	2	0.03	0.5	30	12	3400	2.15	1.67	0.15	44	73	0.22	15	320	9	1.88	5	74	0.07	24	80	17	10
JM RC-33-06	280	282	107542	EXT	0.333	1.2	8.7	29	480	1.3	2	0.07	0.5	22	13	3660	2.65	2.15	0.2	56	96	0.21	20	320	4	2.27	5	67	0.08	28	60	17	30
JM RC-33-06	282	284	107543	EXT	0.366	1.4	6.32	38	310	1.4	2	0.04	0.5	16	9	4280	2.84	2.02	0.19	38	56	0.16	8	380	9	2.84	5	78	0.08	30	10	22	10
JM RC-33-06	284	286	107544	EXT	0.306	1.5	6.5	24	420	1.2	4	0.04	0.6	18	4	4290	3.11	1.72	0.18	37	35	0.17	8	320	10	3.18	5	78	0.08	23	10	17	40
JM RC-33-06	286	288	107545	EXT	0.18	1.3	5.8	18	230	1	2	0.05	0.5	11	7	2440	2.22	1.73	0.13	38	49	0.17	7	300	12	2.08	5	65	0.06	20	10	16	50
JM RC-33-06	288	290	107546	EXT	0.209	1.5	7.75	117	470	1.8	2	0.04	0.6	11	14	2880	2.11	1.98	0.17	57	40	0.38	18	500	13	2.07	5	132	0.13	37	10	52	40
JM RC-33-06	290	292	107547	EXT	0.344	1.6	6.56	155	540	1.5	5	0.03	0.6	6	5	3518	1.85	2.84	0.2	38	74	0.21	7	270	10	1.78	5	66	0.08	21	10	34	30
JM RC-33-06	292	294	107548	EXT	0.328	1.2	7.4	63	570	2	2	0.05	1	14	16	3480	2.18	1.88	0.18	53	56	0.25	11	550	15	2.3	5	142	0.1	30	10	44	40
JM RC-33-06	294	296	107549	EXT	0.3	2	6.64	22	730	1.6	3	0.02	0.6	10	4	4060	2.09	1.93	0.26	38	36	0.16	5	280	10	1.88	5	54	0.08	24	10	63	30
JM RC-33-06	296	298	107550	EXT	0.246	1.8	6.48	13	840	1.8	5	0.02	0.6	20	1	4630	2.07	1.9	0.26	45	42	0.16	10	210	7	1.58	5	41	0.08	20	10	38	30
JM RC-33-06	298	300	107551	EXT	0.292	1.6	6.43	17	720	1.7	5	0.02	0.7	20	2	4388	2.34	2.15	0.24	37	44	0.19	6	250	7	2.07	5	54	0.07	21	10	27	30
JM RC-33-06	300	302	107552	EXT	0.321	1.6	6.88	38	640	2	3	0.05	1.1	15	7	3880	1.79	2.03	0.22	54	26	0.22	8	400	11	1.48	5	63	0.11	31	10	48	30
JM RC-33-06	302	304	107553	EXT	0.273	2.4	6.44	48	600	1.8	4	0.04	0.7	10	3	4130	2.24	1.63	0.22	44	76	0.2	7	240	30	2.18	32	48	0.08	22	10	42	60
JM RC-33-06	304	306	107554	EXT	0.182	1.4	7.12	57	630	1.7	4	0.03	0.7	8	2	3858	2.24	1.74	0.27	53	34	0.23	8	330	18	2.08	5	57	0.08	30	10	78	60
JM RC-33-06	306	308	107555	EXT	0.157	1.3	6.91	116	420	1.5	2	0.05	0.7	17	7	2838	2.39	1.61	0.17	48	30	0.31	7	470	21	2.85	5	180	0.09	28	10	52	130
JM RC-33-06	308	310	107556	EXT	0.15	1.6	6.78	72	310	1.4	5	0.03	0.5	6	3	3678	3.14	1.79	0.17	48	116	0.3	10	290	20	3.16	7	40	0.08	17	10	29	90
JM RC-33-06	310	312	107557	EXT	0.228	1.4	6.48	76	380	1.4	2	0.03	0.6	8	4	3348	2.9	1.67	0.2	85	79	0.23	8	280	18	2.5	5	51	0.07	21	10	34	40
JM RC-33-06	312	314	107558	EXT	0.206	1.1	7.62	38	470	1.9	2	0.04	0.7	4	12	2630	2.06	1.72	0.19	48	46	0.29	8	450	23	1.88	5	108	0.1	32	10	47	40
JM RC-33-06	314	316	107559	EXT	0.213	1.4	6.88	27	340	1.6	3	0.05	0.8	17	5	3830	1.8	1.98	0.19	34	54	0.19	16	290	13	1.88	5	66	0.09	28	10	36	20
JM RC-33-06	316	318	107560	EXT	0.278	1.3	6.82	66	740	2.2	5	0.03	1.9	19	1	4330	1.74	1.82	0.23	53	30	0.2	18	240	7	1.53	5	29	0.04	20	10	86	20
JM RC-33-06	318	320	107561	EXT	0.252	1.2	7.53	19	330	1.7	2	0.04	1.1	18	6	3410	1.94	1.98	0.18	48	53	0.71	13	330	9	1.28	5	63	0.1	38	10	175	10
JM RC-33-06	320	322	107562	ORG	0.243	1.1	6.8	21	290	1.7	5	0.04	0.6	22	6	3488	1.81	1.68	0.18	42	82	0.33	12	340	8	1.78	5	54	0.08	25	10	107	20
JM RC-33-06	322	324	107564	EXT	0.288	1.3	6.88	17	410	1.7	2	0.03	0.6	16	6	3628	1.53	1.74	0.2	37	87	0.31	10	318	7	1.38	5	48	0.08	23	10	120	10
JM RC-33-06	324	326	107565	EXT	0.232	1	6.28	22	600	2.5	2	0.06	0.7	15	15	3118	1.82	1.98	0.22	48	42	0.3	11	540	13	1.79	5	128	0.15	44	10	33	20
JM RC-33-06	326	328	107566	EXT	0.22	1.5	2.88	12	880	2.1	5	0.85	0.8	81	1	3488	1.81	1.63	0.26	34	40	0.15	16	230	8	1.44	5	21	0.08	23	10	77	10
JM RC-33-06	328	330	107567	EXT	0.284	1.4	5.86	23	430	1.4	3	0.02	0.6	21	3	3818	2.78	1.8	0.18	41	37	0.18	11	280	5	2.08	5	44	0.06	24	10	22	20
JM RC-33-06	330	332	107568	EXT	0.282	1.3	6.63	38	300	2	3	0.05	0.6	24	13	3300	2.26	1.67	0.15	51	36	0.24	15	400	12	2.38	5	105	0.11	38	10	43	20
JM RC-33-06	332	334	107569	EXT	0.246	1.2	7.84	28	330	2.3	2	0.05	1.1	27	15	3080	1.95	1.88	0.18	44	31	0.27	18	580	15	2.11	5	108	0.14	41	10	88	20
JM RC-33-06	334	336	107570	EXT	0.242	0.9	7.21	7	250	1.9	2	0.04	0.5	18	12	2370	2.02	1.72	0.17	84	22	0.23	10	410	8	1.8	5	56	0.13	33	10	28	10
JM RC-33-06	336	338	107571	EXT	0.156	1	6.71	21	250	1.4	2	0.03	0.6	17	7	2180	2.38	1.64	0.17	43	44	0.19	7	340	11	2.18	5	57	0.1	27	10	21	10
JM RC-33-06	338	340	107572	EXT	0.2	1.4	6.38	124	230	1.1	2	0.02	0.6	11	4	3800	2.5	1.61	0.21	54	48	0.16	5	280	18	2.18	24	51	0.07	18	10	35	30
JM RC-33-06	340	342	107573	EXT	0.198	1.6	6.67	51	300	1.8	3	0.03	0.6	14	6	3340	2.56	1.82	0.21	98	38	0.22	9	280	20	2.25	17	80	0.08	24	10	54	38
JM RC-33-06	342	344	107574	EXT	0.144	1.2	6.97	17	240	1.8	2	0.03	0.5	22	8	2828	1.5	1.42	0.15	56	38	0.31	14	380	18	1.41	5	57	0.08	25	10	30	10
JM RC-33-06	344	346	107575	EXT	0.172	1.5	6.27	56	800	1.4	2	0.03	0.6	17	7	1988	2.38	1.9	0.15	52	32	0.24	7	370	14	2.27	16	85	0.08	23	10	34	20
JM RC-33-06	346	348	107576	EXT	0.174	1.7	6.3	46	180	1.6	2	0.03	0.8	13	8	2478	2.36	1.71	0.16	59	78	0.38	6	310	17	2.16	13	56	0.06	24	10	38	20
JM RC-33-06	348	350	107577	EXT	0.161	1.2	6.82	58	240	1.6	3	0.05	1.2	21	11	2478	2.21	1.8	0.16	45	64	0.42	11	380	38	2.01	11	60	0.1	30	10	75	30
JM RC-33-06	350	352	107578	EXT	0.187	1.2	6.68	32	230	1.7	2	0.1	0.5	15	7	3108	2.21	1.83	0.17	45	40	0.28	6	330	15	2.08	5	60	0.09	28	10	28	20
JM RC-33-06	352	354	107579	EXT	0.198	1.1	6.79	38	280	1.9	4	0.04	0.9	11	6	2740	2.17	1.47	0.17	48	31	0.26	6	330	16	1.98	16	63	0.08	22	10	40	20
JM RC-33-06	354	356	107580	EXT	0.311	1.1	6.4	24	480	2.1	2	0.04	0.8	10	8	4010	2.81	1.79	0.19	78	44	0.26	6	380	21	2.33	8	67	0.08	28	20	62	30
JM RC-33-06	356	358	107581	EXT	0.206	1.1	6.76	25	570	1.9	2	0.07	2.4	12	8	2630	1.82	1.79	0.21	72	44	0.4	6	340	61	1.57	32	73	0.1	28	10	264	40
JM RC-33-06	358	360	107582	EXT	0.176	1.6	7.75	30	600	2.2	3	0.17	2.1	15	13	2800	2.28	1.73	0.25	100	39	0.77	12	470	50	1.82	11	104	0.15	34	10	235	30
JM RC-33-06	360	362	107583	EXT	0.246	2.8	6.33	28	680	1.9	3	0.22	1.5	13	7	3800	2.01	1.82	0.31	221	25	0.67	8	320	44	2.27	14	65	0.08	22	10	175	30
JM RC-33-06	362	364	107584	EXT	0.179	1.7	7.02	20	518	2.2	3	0.31	1.1	8	8	2480	2.42	1.67	0.47	128	40	1.87	7	380	38	1.48	5	71	0.1	25	10	188	30
JM RC-33-06	364	366	107585	EXT	0.202	1.2	7.38	18	200	1.8	2	0.08	0.6	8	13	2810	1.9	1.44	0.36	220	32	1.63	8	480	45	1.35	5	102	0.12	32	10	104	10
JM RC-33-06	366	368	107586	EXT	0.223	1.1	6.63	34	290	1.9	3	0.06	1	11	10	3880	2.08	1.98	0.31	172	31	0.61	10	378	18	1.83	5	66	0.1	27	10	119	20
JM RC-33-06	368	370	107587	EXT	0.288	1.7	6.42	26	380	1.8	2	0.04	1.3	13	5	3840	2.74	1.73	0.24	83	37	0.41	7	310	19	2.17	10	67	0.08	28	10	88	30
JM RC-33-06	370	372	107588	ORG	0.286	1.3	6.22	27	400	1.9	2	0.03	0.6	20	8	3120	3.75	1.71	0.2	76	38	0.18	7	300	20	3.23	7	52	0.08	22	10	33	30
JM RC-33-06	372	374	107590	EXT	0.376	1.3	7.33	30	380	2.3	3	0.06	0.8	18	13	3250	2.18	1.78	0.21	65	60	0.24	12	600	21	2.12	5	77	0.13	36	10	126	30
JM RC-33-06	374	376	107591	EXT	0.313	1.1	6.87	21	370	7	2	0.12	1	13	10	3720	2.74	1.7	0.63	185	38	0.77	8	360	13	1.72	5	64	0.16	53	10	238	20
JM RC-33-06	376	378	107592	EXT	0.25	1.1	6.91	33	480	2.9	3	0.17	1	18	25	2440	2.48	1.98	0.78	176	25	1.24	17	670	17	1.58	5	112	0.25	84	10	183	20
JM RC-33-06	378	380	107593	EXT	0.258	1.3	6.42	46	680	2.7	3	0.08	3	10	16	2810	1.74	1.72	0.28	84	28	0.54	14	680	88	1.83	5	126	0.18	50	10	456	40
JM RC-33-06	380	382	107594	EXT	0.258	1.4	5.91	87	800	1.4	3	0.03	1.1	11	4	3800	2.28	1.78	0.23	87	108	0.17	4	220	33	2.08	5	38	0.07	18	10	108	40
JM RC-33-06	382	384	107595	EXT	0.224	1.2	6.14	561	910	1.5	3	0.09	0.8	12	4	4180	2.44	1.65	0.23	46	37	0.15	4	290	27	2.25	5	51	0.07	21	10	57	90
JM RC-33-06	384	386	107596	EXT	0.3	1.1	7.24	328	640	2.4	4	0.05	0.8	16	10	3800	2.04	1.86	0.25	54	21	0.21	10	418	16	2.04	5	81	0.13	38	10	56	40
JM RC-33-06	386	388	107597	EXT	0.24	0.8	5.7	291	600	1.8	2	0.03	0.5	9	2	3300	2.11	1.88	0.27	38	21	0.13	3	300	12	1.81	5	32	0.08	15	10	42	30
JM RC-33-06	388	390	107598	EXT	0.275	0.8	6.28	165	630	1.8	2	0.04	0.6	8	3	3110	2.08	1.88	0.3	60	27	0.16	5	280	13	1.8	5	38	0.07	17	10	85	20
JM RC-33-06	390	392	107599	EXT	0.244	1	7.48	58	430	2.4	2	0.08	0.6	15	14	2810	2.11	1.56	0.3	65	31	0.43	10	470	12	1.63	5	71	0.12	48	10	179	20
JM RC-33-06	392	394	107600	EXT	0.28	1	7.54	238	310	2.3	2	0.08	0.8	15	19	2640	2.12	1.68	0.22	62	51	0.28	14	870	14	2.3	6	145	0.17	56	10	98	90
JM RC-33-06	394	396	107601	EXT	0.284	1	6.11	90	300	2.4	4	0.16	0.7	17	17	2880	2.78	1.94	0.61	221	25	0.49	14	810	16	1.93	5	131	0.23	68	10	120	20
JM RC-33-06	396	397	107602	EXT	0.353	1.1	7.95	60	270	2.8	4	0.07	1	41	29	3500	3.22	1.71	0.16	100	60	0.28	35	600	16	3.28	5	173	0.15	67	130	77	20
JM RC-33-07	0	2	107603	EXT	0.24	1	7.12	15	480	1.1	2	0.11	0.5	3	4	388	3.04	1.73	0.27	131	15	0.16	5	960	22	0.82	5	142	0.17	56	10	44	30
JM RC-33-07	2	4	107604	EXT	0.241	0.8	6.63	9	410	1.3	2	0.07	0.5	1	8	238	3.61	1.83	0.32	98	8	0.12	3	980	5	1.34	5	45	0.1	47	10	28	10
JM RC-33-07	4	6	107605	EXT	0.315	1.1	6.88	10	330	1.7	2	0.08	0.5	1	13	384	3.34	1.58	0.48	133	18	0.11	4	620	8	1.42	5	40	0.13	58	10	50	10
JM RC-33-07	6	8	107606	EXT	0.551	1.7	7.17	7	280	1.7	2	0.07	0.5	2	14	438	3.28	1.63	0.48	137	36	0.1	8	600	5	1.11	5	58	0.18	83	10	60	20
JM RC-33-07	8	10	107607	EXT	0.453	1	8	6	230	2.7	2	0.08	0.5	7	40	674	4.48	1.42	1.38	234	50	0.1	30	1210	4	1.08	5	138	0.48	153	10	164	20
JM RC-33-07	10	12	107608	EXT	0.385	1.4	6.72	20	218	1.8	2	0.1	0.5	2	41	842	4.28	1.7	0.78	157	9	0.1	15	1140	8	1.35	5	168	0.38	126	10	77	10
JM RC-33-07	12	14	107609	EXT	0.352	1.2	6.91	12	330	2.1	2	0.09	0.6	5	25	864	3.86	1.88	0.59	178	16	0.13	12	630	11	1.5	5	308	0.28	117	10	64	10
JM RC-33-07	14	16	107610	EXT	0.553	1.4	6.83	17	450	2	2	0.08	0.5	1	31	485	3.86	1.88	0.4	93	35	0.12	17	680	8	1.38	5	288	0.33	102	10	33	10
JM RC-33-07	16	18	107611	EXT	0.573	1.4	7.42	24	480	1.5	2	0.08	0.5	1	35	445	4.79	1.74	0.28	57	27	0.1	14	720	8	1.11	5	243	0.28	100	10	17	20
JM RC-33-07	18	20	107612	ORG	0.581	1.6	6.48	23	530	1.1	2	0.05	0.5	1	22	216	4.31	2.08	0.18	98	33	0.06	7	618	8	0.98	8	211	0.34	73	10	11	30
JM RC-33-07	20	22	107614	EXT	4.787	3.1	4.88	17	440	0.5	2	0.03	0.4	1	5	108	2.07	1.58	0.1	63	18	0.08	2	400	8	0.73	8	101	0.07	38	10	12	120
JM RC-33-07	22	24	107615	EXT	6.884	2.7	5.35	71	980	0.5	2	0.05	0.5	1	8	122	2.36	1.57	0.12	91	14	0.08	5	400	8	0.38	7	77	0.08	34	10	13	180
JM RC-33-07	24	26	107616	EXT	0.726	1.4	6.82	18	538	0.8	2	0.08	0.5	1	13	780	4.34	1.61	0.12	42	30	0.18	1	648	67	0.37	8	417	0.18	71	10	13	60
JM RC-33-07	26	28	107617	EXT	0.182	1.1	6.75	11	640	0.8	2	0.05	0.5	1	5	171	1.98	1.64	0.25	42	15	0.22	6	630	45	0.18	5	285	0.18	78	10	67	30
JM RC-33-07	28	30	107618	EXT	0.177	0.8	6.32	8	618	0.9	3	0.08	0.5	1	3	318	2.07	1.38	0.12	33	38	0.84	1	1028	85	0.34	5	404	0.08	70	10	18	20
JM RC-33-07	30	32	107619	EXT	0.135	0.7	7.96	5	630	0.7	2	1.26	0.6	1	4	238	2.54	1.82	0.21	56	13	0.26	1	570	16	1.08	5	248	0.12	40	10	72	20
JM RC-33-07	32	34	107620	EXT	0.156	1.1	6.98	8	680	0.9	2	2	0.5	1	8	138	2.56	1.68	0.11	56	10	0.52	1	830	52	1.82	5	403	0.06	64	10	8	20
JM RC-33-07	34	36	107621	EXT	0.187	0.8	6.62	8	470	0.7	2	1.64	0.6	1	7	171	2.27	1.85	0.1	50	6	0.31	2	910	79	1.87	5	355	0.12	43	10	8	20
JM RC-33-07	36	38	107622	EXT	0.454	1.2	6.33	6	470	0.7	2	1.66	0.6	5	7	1420	2.66	1.77	0.12	45	9	0.26	3	880	51	2.56	5	313	0.12	41	10	14	20
JM RC-33-07	38	40	107623	EXT	0.83	1.1	7.66	5	460	0.8	2	2.06	0.8	11	12	3880	3.82	1.71	0.38	82	54	0.25	5	1080	26	3.17	5	506	0.2	106	10	43	30
JM RC-33-07	40	42	107624	EXT	0.418	1.8	6.15	13	420	1	3	2.32	1.2	13	15	2950	3.79	1.63	0.45	84	35	0.3	7	1050	38	3.07	5	481	0.29	129	10	67	30
JM RC-33-07	42	44	107625	EXT	0.385	1.8	6.34	10	480	1	2	0.71	0.8	14	16	2480	3.37	1.58	0.4	54	42	0.28	10	880	24	3.08	5	322	0.25	133	10	74	20
JM RC-33-07	44	46	107626	EXT	0.382	1.2	6.53	11	520	0.9	3	0.4	0.8	12	14	6418	4.14	1.51	0.43	67	13	0.28	11	1240	48	2.78	5	478	0.21	133	10	71	30
JM RC-33-07	46	48	107627	EXT	0.73	2.7	6.38	14	220	0.7	5	0.37	0.8	18	18	4120	5.42	1.61	0.24	38	28	0.28	18	1400	100	5.11	5	414	0.34	137	10	28	20
JM RC-33-07	48	50	107628	EXT	0.348	1	6.45	15	180	0.7	4	0.17	1.2	13	14	4728	0.74	1.44	0.2	38	41	0.33	8	1248	45	0.98	5	363	0.17	138	10	28	20
JM RC-33-07	50	52	107629	EXT	0.282	1	6.88	6	380	0.8	2	0.12	0.7	13	15	3080	3.7	1.4	0.27	38	53	0.3	8	1148	52	3.83	5	334	0.17	138	10	47	10
JM RC-33-07	52	54	107630	EXT	0.51	1.8	4.92	9	640	0.8	5	0.24	0.8	17	18	2810	4.27	1.44	0.33	38	27	0.26	8	1270	38	2.08	5	485	0.25	131	10	43	20
JM RC-33-07	54	56	107631	EXT	0.532	1.1	6.56	8	480	1	6	0.15	1.9	12	17	2940	3.97	1.63	0.47	51	30	0.22	15	1120	32	2.78	5	378	0.27	141	10	88	10
JM RC-33-07	56	58	107632	EXT	0.35	1.1	6.38	8	410	0.8	2	0.14	0.7	12	13	2480	3.61	1.41	0.38	38	50	0.22	10	1180	52	2.78	5	358	0.15	133	10	90	10
JM RC-33-07	58	60	107633	EXT	0.442	1.2	7.88	7	380	0.7	3	0.11	0.9	16	15	3200	4.77	1.88	0.43	67	28	0.24	8	790	42	3.48	5	190	0.21	132	10	90	10
JM RC-33-07	60	62	107634	EXT	0.406	0.8	7.88	5	440	0.8	5	0.12	0.6	7	13	3618	4.95	1.98	0.56	58	35	0.21	7	680	58	2.1	5	175	0.24	118	10	85	10
JM RC-33-07	62	64	107635	EXT	0.402	1.2	8.05	6	380	0.8	2	0.12	0.7	13	4	4120	5.07	2.14	0.45	47	16	0.17	8	780	58	4.32	5	198	0.18	[illegible]	10	38	10
JM RC-33-07	64	66	107636	EXT	0.44	1	6.83	6	480	0.8	3	0.12	0.7	13	13	4510	4.82	1.63	0.51	41	30	0.14	14	640	33	2.48	5	285	0.34	125	10	54	20
JM RC-33-07	66	68	107637	EXT	0.485	1.1	6.1	7	530	0.6	2	0.13	0.7	13	8	3800	3.88	1.91	0.65	48	33	0.13	10	778	25	1.57	5	383	0.22	98	10	58	10
JM RC-33-07	68	70	107638	ORG	0.446	0.8	7.84	5	538	0.6	3	0.15	0.8	12	6	3218	4.18	1.87	0.58	43	24	0.13	7	918	40	2.63	5	388	0.18	88	10	57	10
JM RC-33-07	70	72	107640	EXT	0.374	1.1	7.88	5	578	0.6	2	0.16	1	8	6	3518	3.57	1.76	0.82	73	28	0.16	6	800	32	1.51	5	232	0.15	60	10	50	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-33-07	72	74	107641	EXT	0.636	1.6	7.33	26	580	0.7	7	0.08	1.6	11	1	7780	3.12	1.83	0.34	36	48	0.15	7	600	38	2.08	5	232	0.18	54	10	48	30
JM RC-33-07	74	76	107642	EXT	0.580	1.2	7.67	5	730	0.8	2	0.08	0.6	11	1	4380	2.94	1.82	0.32	42	49	0.17	7	500	27	1.86	5	187	0.13	53	10	40	10
JM RC-33-07	76	78	107643	EXT	0.372	0.8	8.17	5	580	0.8	2	0.04	0.5	9	3	1640	2.08	1.47	0.47	46	14	0.22	14	280	18	1.31	5	87	0.14	66	10	84	10
JM RC-33-07	78	80	107644	EXT	0.258	0.6	8.38	6	470	0.8	2	0.06	0.5	6	4	1880	2.33	1.34	0.38	52	38	0.22	10	440	27	1.52	5	222	0.1	62	10	66	10
JM RC-33-07	80	82	107645	EXT	0.420	1	8.01	6	580	0.8	2	0.08	1.7	8	2	2820	2.3	1.52	0.33	56	32	0.29	8	480	21	1.35	5	206	0.14	60	10	79	10
JM RC-33-07	82	84	107646	EXT	0.25	1	8.23	5	710	1	3	0.08	0.6	17	2	2110	2.87	1.76	0.25	34	38	0.29	8	910	38	2.52	5	527	0.11	60	10	38	10
JM RC-33-07	84	86	107647	EXT	0.387	1.4	7.82	7	570	0.8	3	0.07	0.6	8	2	2770	2.18	1.88	0.34	50	27	0.23	10	800	36	1.67	5	300	0.14	53	10	87	10
JM RC-33-07	86	88	107648	EXT	0.422	1.4	8.19	5	580	0.8	4	0.1	0.8	12	1	3880	2.71	1.46	0.28	41	31	0.25	9	780	43	2.32	5	383	0.1	58	10	67	10
JM RC-33-07	88	90	107649	EXT	0.491	1.3	8.1	7	570	0.7	2	0.08	0.8	13	1	3780	2.43	1.7	0.31	42	44	0.27	7	470	32	1.48	5	315	0.14	57	10	48	10
JM RC-33-07	90	92	107650	EXT	0.544	1.8	7.3	8	360	0.8	2	0.27	0.5	8	3	4670	4.08	2	0.24	38	52	0.28	7	660	38	4.18	5	295	0.08	51	10	42	20
JM RC-33-07	92	94	107651	EXT	0.530	1.3	8.28	8	530	0.8	2	0.88	0.6	12	4	3820	3.15	1.87	0.38	53	45	0.28	7	630	25	2.85	5	303	0.15	57	10	38	30
JM RC-33-07	94	96	107652	EXT	0.448	1.1	8.13	6	840	0.8	2	0.14	0.5	17	5	4140	2.41	1.56	0.34	38	48	0.3	13	530	24	1.88	5	222	0.15	50	10	38	20
JM RC-33-07	96	98	107653	EXT	0.428	1	8.5	10	480	0.7	2	0.1	0.5	14	4	3970	2.95	1.57	0.38	38	48	0.34	10	560	22	2.17	5	257	0.17	58	10	38	20
JM RC-33-07	98	100	107654	EXT	0.418	1.2	7.48	10	320	0.8	5	0.14	0.5	13	5	5880	3.27	1.73	0.27	45	64	0.48	5	720	22	3.67	5	328	0.11	53	10	29	20
JM RC-33-07	100	102	107655	EXT	0.388	1.1	7.88	8	270	0.8	2	0.12	0.6	13	5	4110	3.93	1.78	0.18	28	54	0.37	8	840	54	4.2	5	410	0.1	54	10	30	20
JM RC-33-07	102	104	107656	EXT	0.284	1	8.38	4	730	0.7	2	0.07	0.5	14	4	2310	1.94	1.84	0.29	26	26	0.32	18	430	28	1.47	5	282	0.15	67	10	31	10
JM RC-33-07	104	106	107657	ORG	0.177	0.8	8.27	5	870	0.7	2	0.07	0.8	14	4	1080	2.76	1.78	0.21	30	21	0.51	15	280	38	2.28	5	146	0.13	60	10	30	10
JM RC-33-07	106	108	107658	EXT	0.183	1.1	8.57	6	850	1	2	0.1	1	12	5	1380	2.08	2.01	0.36	43	36	0.42	21	530	30	1.63	5	171	0.15	61	10	73	10
JM RC-33-07	108	110	107660	EXT	0.188	1.1	8.02	11	880	0.8	3	0.14	0.5	12	4	1480	2.08	2.1	0.23	37	31	0.37	15	480	20	1.63	5	181	0.14	58	10	28	10
JM RC-33-07	110	112	107661	EXT	0.252	1.5	8.06	6	570	0.7	2	0.1	0.5	8	4	2480	2.52	1.87	0.48	42	47	0.38	16	520	21	2.24	5	152	0.13	58	10	57	20
JM RC-33-07	112	114	107662	EXT	0.340	1.3	8.36	8	530	0.7	2	0.08	0.5	8	3	3750	1.83	1.86	0.3	33	41	0.33	25	540	48	1.67	5	278	0.14	48	10	46	10
JM RC-33-07	114	116	107663	EXT	0.500	1.5	8.47	8	770	0.8	2	0.08	0.5	8	4	3470	2.57	1.6	0.38	34	38	0.31	12	620	61	2.28	5	401	0.12	53	10	38	10
JM RC-33-07	116	118	107664	EXT	0.279	1.3	7.77	7	400	0.8	2	0.08	0.5	10	4	3130	3.56	2.25	0.27	35	38	0.38	3	720	77	3.82	5	418	0.08	95	10	27	20
JM RC-33-07	118	120	107665	EXT	0.174	1.2	7.88	5	560	0.5	2	0.07	0.5	8	5	2100	3.05	2.15	0.28	27	47	0.38	4	700	54	3.11	5	380	0.08	54	10	24	10
JM RC-33-07	120	122	107666	EXT	0.212	0.8	8.15	5	370	0.7	2	0.1	0.5	10	5	2080	3.41	2.11	0.18	26	18	0.78	4	1830	85	4.73	5	620	0.11	68	10	14	10
JM RC-33-07	122	124	107667	EXT	0.187	1.2	8.56	8	380	0.8	2	0.07	0.5	38	5	2180	4.44	2.3	0.1	26	48	0.53	38	780	75	5.83	5	382	0.07	68	10	18	10
JM RC-33-07	124	126	107668	EXT	0.314	1.8	7.80	45	210	0.6	2	0.08	0.6	22	4	3780	3.84	2.36	0.14	31	28	0.54	10	780	65	5.23	5	328	0.1	71	10	14	20
JM RC-33-07	126	128	107669	EXT	0.422	0.8	7.36	8	330	0.5	2	0.07	0.5	8	4	3870	3.77	2.3	0.23	38	19	0.38	3	800	28	4.16	5	254	0.12	52	10	18	30
JM RC-33-07	128	130	107670	EXT	0.81	1.9	8.02	21	230	0.7	2	0.09	0.5	15	3	5300	4.4	2.8	0.17	38	48	0.48	5	800	76	5.2	5	410	0.07	68	10	15	20
JM RC-33-07	130	132	107671	EXT	0.404	1.1	8.15	7	740	0.8	2	0.08	0.5	10	3	3820	2.11	1.84	0.2	51	28	0.38	6	730	29	2.08	5	257	0.16	50	10	14	10
JM RC-33-07	132	134	107672	EXT	0.464	1.5	8.34	6	410	0.7	2	0.08	0.5	12	4	4280	2.57	2.18	0.37	43	34	0.32	8	800	36	2.23	5	253	0.15	48	10	32	10
JM RC-33-07	134	136	107673	EXT	0.531	1.6	8.37	8	800	0.6	2	0.1	0.6	14	3	5400	3.08	2.28	0.3	38	42	0.3	7	880	51	2.85	5	378	0.12	58	10	38	10
JM RC-33-07	136	138	107674	EXT	0.486	1.8	8.37	16	470	0.6	2	0.1	0.6	34	3	4410	3.21	1.81	0.32	38	27	0.3	15	880	77	2.88	5	380	0.14	42	10	50	10
JM RC-33-07	138	140	107675	EXT	0.430	1.7	7.15	5	580	0.8	2	0.08	0.5	13	7	2770	3.17	2.25	0.27	38	51	0.21	10	440	36	2.66	5	188	0.12	47	10	28	10
JM RC-33-07	140	142	107676	EXT	0.637	1.3	8.11	5	480	0.8	3	0.08	0.9	16	3	4030	3.11	2.43	0.47	40	43	0.24	13	880	68	2.85	5	384	0.12	50	10	47	10
JM RC-33-07	142	144	107677	EXT	0.578	2.5	7.7	23	310	0.6	2	0.07	4.3	17	3	4340	4.18	2.78	0.46	35	45	0.29	4	540	30	4.16	5	214	0.1	54	10	75	30
JM RC-33-07	144	146	107678	ORG	0.911	2.1	8.22	37	390	0.5	2	0.08	0.5	16	4	3480	3.7	2.62	0.38	34	41	0.27	9	880	38	3.83	5	286	0.11	91	10	35	50
JM RC-33-07	146	148	107680	EXT	0.580	2.8	7.98	4	470	0.6	3	0.07	1.8	6	3	3820	3.88	2.28	0.67	38	41	0.22	5	580	37	3.41	5	257	0.12	51	10	38	20
JM RC-33-07	148	150	107681	EXT	0.589	1.2	8.6	48	510	0.7	2	0.08	0.8	15	3	3670	3.2	1.98	0.62	65	32	0.29	6	640	35	2.81	5	198	0.13	56	10	54	30
JM RC-33-07	150	152	107682	EXT	0.386	1.8	7.88	21	570	0.8	2	0.1	0.7	18	4	3730	3.94	2.08	0.28	47	31	0.27	5	840	80	4.02	5	330	0.13	55	10	33	40
JM RC-33-07	152	154	107683	EXT	0.442	1.5	7.54	5	380	0.8	5	0.07	0.5	12	4	4420	4.03	1.87	0.48	54	27	0.24	8	440	55	3.8	5	175	0.11	50	10	91	18
JM RC-33-07	154	156	107684	EXT	0.48	1.9	8.31	5	630	0.9	2	0.07	0.5	11	2	3880	3.34	2.14	0.47	48	37	0.21	8	510	50	2.17	5	187	0.13	57	10	48	40
JM RC-33-07	156	158	107685	EXT	0.567	1.7	7.93	5	916	0.7	2	0.1	0.5	11	2	4790	3.47	2.28	0.45	63	38	0.16	5	780	68	2.78	5	305	0.12	63	10	47	20
JM RC-33-07	158	160	107686	EXT	0.450	1.9	8.17	5	450	0.7	2	0.07	0.6	11	4	3870	3.82	2.8	0.44	51	79	0.16	8	530	44	3.51	5	217	0.14	54	10	32	30
JM RC-33-07	160	162	107687	EXT	0.670	2	8.07	24	440	0.8	2	0.06	0.5	9	3	4020	3.66	2.5	0.53	45	30	0.19	5	540	43	3.48	5	168	0.14	56	10	37	50
JM RC-33-07	162	164	107688	EXT	0.517	1.6	8.71	11	580	0.8	2	0.07	0.5	11	3	4050	3.22	2.18	0.88	71	32	0.34	6	540	33	1.83	5	157	0.15	54	10	48	78
JM RC-33-07	164	166	107689	EXT	0.758	1.8	8.78	5	600	0.7	2	0.07	0.5	12	3	5820	3.16	2.13	0.7	79	51	0.2	4	640	54	1.81	5	285	0.18	52	10	78	20
JM RC-33-07	166	168	107690	EXT	0.620	1.8	7.6	6	180	0.7	2	0.08	0.5	15	2	5430	4.51	2.52	0.34	38	34	0.21	7	680	117	8.81	5	418	0.08	57	10	34	20
JM RC-33-07	168	170	107691	EXT	0.468	1.8	7.61	5	460	0.6	2	0.08	0.5	9	4	5480	3.42	2.34	0.41	45	52	0.2	7	680	78	3.04	5	305	0.12	47	10	42	20
JM RC-33-07	170	172	107692	EXT	0.61	1.6	7.64	5	450	0.5	2	0.07	0.6	8	2	4480	3.85	2.56	0.45	46	34	0.18	7	480	43	3.13	5	198	0.14	51	10	48	10
JM RC-33-07	172	174	107693	EXT	0.856	1.4	7.54	6	420	0.5	2	0.06	0.6	9	3	4850	3.86	2.17	0.47	40	44	0.18	8	530	37	3.71	5	220	0.11	54	10	44	20
JM RC-33-07	174	176	107694	EXT	0.762	1.6	7.24	6	480	0.5	2	0.06	0.5	14	3	8880	3.48	2.38	0.34	44	37	0.17	7	580	44	3.38	5	282	0.11	50	10	41	20
JM RC-33-07	176	178	107695	EXT	0.522	1.1	7.72	7	460	0.5	2	0.06	0.6	9	2	5210	3.42	2.48	0.48	38	32	0.18	8	480	40	3.38	5	208	0.12	61	10	41	20
JM RC-33-07	178	180	107696	EXT	0.442	1.2	7.48	5	330	0.5	2	0.07	0.5	18	3	4430	3.71	2.31	0.35	36	44	0.2	5	570	71	3.5	5	217	0.11	63	10	38	10
JM RC-33-07	180	182	107697	EXT	0.578	1.3	7.63	12	480	0.5	2	0.07	0.5	15	3	5140	3.48	2.31	0.47	37	38	0.2	7	570	67	2.84	5	217	0.12	48	10	45	10
JM RC-33-07	182	184	107698	EXT	0.47	1.2	7.87	20	380	0.5	2	0.06	0.5	30	3	9080	4.1	2.3	0.44	34	38	0.22	5	480	53	3.75	5	164	0.12	58	10	37	10
JM RC-33-07	184	186	107699	EXT	0.441	1.3	8.08	50	810	0.6	2	0.07	0.6	18	2	7330	3.07	2.48	0.47	35	31	0.24	10	470	50	2.86	5	182	0.1	54	10	38	20
JM RC-33-07	186	188	107700	EXT	0.472	1.4	7.86	110	350	0.8	2	0.07	0.5	15	4	7870	3.84	2.12	0.52	44	80	0.21	8	400	54	3.14	5	270	0.11	58	10	45	10
JM RC-33-07	188	190	107701	EXT	0.523	1.4	8.28	78	400	0.6	6	0.05	0.8	25	1	8540	3.48	2.38	0.25	38	46	0.15	5	410	38	3.81	5	138	0.1	42	10	20	60
JM RC-33-07	190	192	107702	EXT	0.488	1	8.13	48	550	0.6	7	0.08	0.6	12	3	5520	2.84	2.8	0.56	81	45	0.18	8	610	62	1.84	5	281	0.16	58	10	52	20
JM RC-33-07	192	194	107703	EXT	0.546	1.1	7.1	80	440	0.8	5	0.07	0.5	19	1	5750	2.46	2.88	0.38	57	48	0.16	7	640	77	2.2	5	212	0.13	48	10	30	10
JM RC-33-07	194	196	107704	EXT	0.538	1.4	8.54	77	410	0.8	5	0.07	0.6	20	2	4820	3.4	2.41	0.32	45	30	0.15	8	840	56	3.1	5	188	0.11	38	10	23	30
JM RC-33-07	196	198	107705	EXT	0.386	2.2	5.9	38	190	0.6	6	0.07	0.7	21	1	6140	5.11	2.17	0.13	28	91	0.13	4	800	88	5.86	16	225	0.08	49	10	18	50
JM RC-33-07	198	200	107706	EXT	0.880	1.1	6.15	40	350	0.6	4	0.08	0.8	24	3	4800	3.87	2.27	0.2	40	48	0.13	8	980	58	3.84	5	180	0.17	47	10	17	20
JM RC-33-07	200	202	107707	EXT	0.75	1	5.38	44	310	0.5	7	0.06	0.6	16	3	6830	3.84	2.04	0.17	36	44	0.12	10	580	72	4.1	5	173	0.16	40	10	15	10
JM RC-33-07	202	204	107708	EXT	0.617	1.7	5.07	78	250	0.5	6	0.04	1.2	13	3	6100	4.76	1.98	0.14	42	48	0.11	7	300	58	5.08	83	87	0.1	32	10	38	100
JM RC-33-07	204	206	107709	EXT	0.522	1	7.24	44	290	0.6	4	0.08	0.8	17	18	4830	4.94	2.87	0.2	31	67	0.17	11	580	77	5.34	7	195	0.16	64	10	15	10
JM RC-33-07	206	208	107710	EXT	0.429	1.4	4.85	31	350	0.5	6	0.04	0.5	15	8	5880	4.13	1.68	0.11	43	63	0.13	7	490	70	4.47	23	146	0.1	34	10	14	30
JM RC-33-07	208	210	107711	EXT	0.50	0.7	6.19	33	500	0.6	5	0.07	0.5	13	4	5310	2.77	2.38	0.25	40	193	0.13	8	780	58	2.41	5	288	0.18	40	10	11	10
JM RC-33-07	210	212	107712	EXT	0.374	0.8	6.32	28	450	0.6	4	0.06	0.6	18	8	4120	3.88	2.38	0.25	35	106	0.13	4	640	42	3.88	9	180	0.14	44	10	15	30
JM RC-33-07	212	214	107713	EXT	0.384	1.6	5.37	191	230	0.5	4	0.07	0.8	14	4	4050	5.13	1.85	0.11	44	79	0.14	8	770	95	5.96	64	175	0.11	44	10	14	120
JM RC-33-07	214	216	107714	EXT	0.284	1.3	5.52	422	190	0.5	4	0.05	0.5	16	4	4290	4.8	1.84	0.11	54	68	0.11	5	630	78	5.46	218	150	0.11	38	10	12	100
JM RC-33-07	216	218	107715	EXT	0.345	2.2	4.27	128	210	0.5	7	0.03	0.5	21	4	6240	4.58	1.81	0.09	55	78	0.09	7	380	47	5.28	38	78	0.04	28	10	11	120
JM RC-33-07	218	220	107716	EXT	0.372	2	4.34	81	240	0.5	5	0.05	0.6	24	2	5880	4.2	1.88	0.09	50	128	0.1	8	310	44	4.82	18	58	0.05	19	10	16	180
JM RC-33-07	220	222	107717	EXT	0.388	1.9	4.98	80	230	0.5	3	0.04	0.5	25	3	4880	5.5	1.7	0.1	41	28	0.12	7	380	41	6.48	38	87	0.08	23	10	14	80
JM RC-33-07	222	224	107718	EXT	0.51	0.7	6.8	34	280	0.6	6	0.06	0.5	22	27	3870	5.52	2.50	0.19	40	22	0.14	14	530	32	5.47	5	112	0.14	52	10	12	30
JM RC-33-07	224	226	107719	ORG	0.298	0.7	6.51	30	160	0.6	3	0.06	0.5	23	7	2540	6.48	2.11	0.12	35	32	0.25	18	1000	108	6.28	5	322	0.1	57	10	11	20
JM RC-33-07	226	228	107721	EXT	0.238	0.9	6.22	22	250	0.6	4	0.07	2.1	33	4	4580	5	2.21	0.16	38	38	0.14	18	880	37	5.71	5	141	0.12	63	10	21	50
JM RC-33-07	228	230	107722	EXT	0.187	1.1	6.58	18	180	0.7	4	0.08	0.7	20	6	3770	5.32	2.37	0.13	46	36	0.15	8	620	54	5.86	5	138	0.12	51	10	11	30
JM RC-33-07	230	232	107723	EXT	0.188	1.1	6.8	17	190	0.7	4	0.08	0.7	15	7	3070	4.86	2.33	0.12	32	36	0.16	7	800	58	5.78	5	157	0.1	58	10	10	20
JM RC-33-07	232	234	107724	EXT	0.223	1.1	6.44	12	210	0.8	3	0.06	0.8	13	5	3440	8.06	2.38	0.18	37	30	0.15	8	640	31	6.8	5	88	0.11	58	10	15	20
JM RC-33-07	234	236	107725	EXT	0.181	0.8	6.87	16	180	0.8	2	0.05	2	15	8	2080	5.87	2.4	0.14	46	37	0.17	8	600	38	6.52	5	118	0.12	56	10	14	10
JM RC-33-07	236	238	107726	EXT	0.256	1	6.74	16	340	0.7	2	0.08	0.7	13	6	2880	4.86	2.47	0.22	40	37	0.18	5	620	41	5.18	5	111	0.14	64	10	18	10
JM RC-33-07	238	240	107727	EXT	0.23	0.8	6.41	7	280	0.5	2	0.07	3.6	12	4	3050	4.38	2.38	0.19	40	26	0.18	5	640	43	4.81	5	105	0.1	53	10	14	10
JM RC-33-07	240	242	107728	EXT	0.188	0.8	6.77	18	380	0.6	4	0.08	0.8	14	7	1885	4.85	2.41	0.23	45	44	0.2	6	820	38	4.85	5	128	0.12	58	10	17	10
JM RC-33-07	242	244	107729	EXT	0.084	0.8	6.85	32	270	0.7	2	0.05	0.7	13	5	1310	4.58	2.57	0.11	33	32	0.18	5	880	28	5.1	11	101	0.1	66	10	8	20
JM RC-33-07	244	246	107730	EXT	0.138	1	7.03	48	300	0.7	2	0.07	1	21	5	1880	6.23	2.31	0.11	48	43	0.21	6	740	24	7.01	5	84	0.1	54	10	10	20
JM RC-33-07	246	248	107731	EXT	0.145	1	6.76	46	180	0.8	3	0.07	2.1	18	8	3180	5.84	2.18	0.27	45	28	0.2	6	580	18	6.82	5	83	0.13	58	10	30	20
JM RC-33-07	248	250	107732	EXT	0.187	1.2	7.15	22	240	0.6	3	0.08	0.7	12	4	3540	4.87	2.52	0.22	50	31	0.27	6	780	31	5.5	5	85	0.12	60	10	17	30
JM RC-33-07	250	252	107733	EXT	0.286	1	7.27	7	330	1.2	4	0.06	0.8	11	4	3320	4.64	2.2	0.36	47	37	0.28	7	780	28	4.34	5	108	0.18	56	10	30	10
JM RC-33-07	252	254	107734	EXT	0.279	0.8	6.53	10	380	0.8	5	0.08	0.5	12	5	2810	3.82	1.97	0.22	48	37	0.28	6	740	28	3.74	5	108	0.14	53	10	19	10
JM RC-33-07	254	256	107735	EXT	0.118	0.6	6.66	25	290	0.6	2	0.07	0.8	13	4	1770	4.45	2.23	0.12	32	44	0.24	5	800	29	4.83	14	108	0.11	51	10	18	20
JM RC-33-07	256	258	107736	EXT	0.108	0.7	7.01	35	240	0.7	2	0.07	2.4	18	5	2180	5.45	2.31	0.15	38	28	0.24	8	740	20	6.07	14	115	0.12	58	10	31	30
JM RC-33-07	258	260	107737	EXT	0.361	0.8	7.22	20	380	0.6	2	0.1	0.7	12	4	2750	3.95	2.74	0.31	35	27	0.31	5	640	34	4.01	5	137	0.17	67	10	17	10
JM RC-33-07	260	262	107738	EXT	0.188	0.6	7.24	4	330	1.2	2	0.07	0.5	13	5	2280	4.28	2.12	0.29	38	34	0.27	18	880	18	4.25	5	97	0.18	61	10	13	10
JM RC-33-07	262	264	107739	EXT	0.311	0.8	6.44	7	390	2	3	0.08	0.5	18	10	2240	3.33	2.37	0.3	40	79	0.32	18	710	18	2.51	8	78	0.36	107	10	25	10
JM RC-33-07	264	266	107740	EXT	0.288	1.7	6.77	29	140	0.6	2	0.08	0.7	18	6	2908	4.48	2.34	0.16	45	29	0.29	8	880	35	7.67	12	158	0.13	61	10	11	50
JM RC-33-07	266	268	107741	EXT	0.158	5.7	6.57	100	110	0.7	2	0.07	0.7	12	9	3080	4.78	1.84	0.11	48	42	0.21	15	730	62	6.47	108	181	0.12	61	10	14	80
JM RC-33-07	268	270	107742	EXT	0.222	3.1	6.31	15	160	0.6	3	0.08	0.8	13	3	4220	4.87	2.28	0.17	38	47	0.18	5	720	21	5.37	8	87	0.13	48	10	18	50
JM RC-33-07	270	272	107743	ORG	0.208	0.9	6.83	24	280	0.7	3	0.07	0.6	10	5	2810	4.13	2.3	0.17	38	27	0.18	4	880	23	4.32	5	121	0.13	61	10	28	20
JM RC-33-07	272	274	107745	EXT	0.218	1.4	4.79	22	340	0.8	2	0.02	0.6	8	4	3380	2.9	1.7	0.08	43	39	0.12	3	290	18	2.87	8	54	0.08	18	10	10	20
JM RC-33-07	274	276	107746	EXT	0.178	1	5.23	48	300	0.6	4	0.03	0.6	11	3	3850	3.81	1.84	0.1	56	32	0.14	4	320	22	4.03	5	57	0.07	28	10	13	20
JM RC-33-07	276	278	107747	EXT	0.31	0.8	7.02	25	450	1.2	2	0.08	0.8	7	6	3740	3.42	2.12	0.29	43	30	0.28	8	670	15	2.86	5	103	0.16	54	10	27	10
JM RC-33-07	278	280	107748	EXT	0.254	0.6	7.37	13	370	1.3	2	0.1	0.6	11	5	3210	4.28	2.38	0.28	56	30	0.34	8	680	45	3.49	5	113	0.18	64	10	31	10
JM RC-33-07	280	282	107749	EXT	0.213	0.8	6.41	10	250	0.6	4	0.08	0.8	7	4	4080	3.85	2.18	0.23	48	28	0.23	4	610	34	3.83	5	48	0.11	48	10	18	18
JM RC-33-07	282	284	107750	EXT	0.186	1	6.54	80	380	0.6	4	0.07	0.8	7	8	4280	4.78	2.13	0.12	56	45	0.34	6	780	42	5.83	5	86	0.13	50	10	41	30
JM RC-33-07	284	286	107751	EXT	0.23	1	6.25	20	300	0.7	2	0.05	0.6	11	8	3170	5	2.08	0.23	56	28	0.28	7	580	17	5.15	5	81	0.11	47	10	23	10

RCH	From	To	BAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-33-07	286	288	107752	EXT	0.286	1.4	6.18	12	220	0.8	3	0.07	0.9	11	4	3140	4.8	2.11	0.21	48	38	0.27	4	400	41	5.13	5	112	0.11	47	10	20	10
JM RC-33-07	288	290	107753	EXT	0.29	0.8	6.56	21	240	0.8	2	0.06	0.6	12	7	2780	4.15	2.18	0.41	117	37	0.27	4	530	19	3.53	5	86	0.11	52	10	26	10
JM RC-33-07	290	292	107754	EXT	0.22	1.2	6.29	17	230	0.8	2	0.05	0.7	13	6	2800	4.59	1.96	0.34	66	37	0.32	4	410	33	4.43	5	69	0.12	48	10	37	10
JM RC-33-07	292	294	107755	EXT	0.264	1.2	6.57	19	260	1.5	2	0.07	1	12	6	2850	4.47	1.88	0.61	367	44	0.45	5	560	26	2.84	5	57	0.14	54	10	141	10
JM RC-33-07	294	296	107756	ORG	0.23	0.8	6.69	24	210	1.6	2	0.11	0.7	10	5	3450	4.43	2.13	0.58	175	29	0.31	5	630	19	3.02	5	45	0.16	57	10	134	10
JM RC-33-07	296	298	107758	EXT	0.346	1.5	6.91	14	160	1.6	4	0.12	0.6	9	5	3850	4.01	1.5	0.63	187	24	0.11	5	580	16	2.29	5	24	0.14	51	10	152	10
JM RC-33-07	298	300	107759	EXT	0.304	1.5	6.56	8	160	2.2	3	0.09	0.8	11	5	3640	5.55	1.5	1.09	377	20	0.79	9	620	16	1.17	5	17	0.27	91	10	291	10
JM RC-33-07	300	302	107760	EXT	0.307	1	6.52	14	260	2.4	4	0.56	1	19	5	1730	7.23	1.53	2.02	726	29	0.68	11	1120	27	0.96	5	78	0.40	179	10	357	10
JM RC-33-07	302	304	107761	EXT	0.445	0.9	6.94	24	240	2.3	3	0.21	1	20	29	3750	6.41	2.18	2.16	414	34	1.18	26	1080	17	0.68	5	102	0.31	146	10	228	10
JM RC-33-07	304	306	107762	EXT	0.744	1	6.48	41	190	1.6	4	0.11	0.6	14	20	4440	4.34	2.06	1.22	232	56	0.58	16	930	21	1.48	5	82	0.29	128	10	141	10
JM RC-33-07	306	308	107763	EXT	0.278	1	6.71	29	200	1	2	0.07	0.7	13	11	4140	4.13	2.21	0.18	48	53	0.27	9	730	37	4.14	5	60	0.14	63	10	24	10
JM RC-33-07	308	310	107764	EXT	0.346	0.8	7.77	35	180	1.3	2	0.04	0.5	29	6	3400	3.29	1.52	0.15	47	65	0.79	4	330	10	1.66	5	60	0.19	54	10	29	10
JM RC-33-07	310	312	107765	EXT	0.228	0.8	6.53	55	180	1.2	4	0.05	0.5	22	10	3980	2.86	1.62	0.16	36	34	0.38	4	370	13	2.81	5	65	0.14	51	10	12	10
JM RC-33-07	312	314	107766	EXT	0.352	0.8	6.44	118	190	1.2	3	0.09	2.1	12	3	4480	3.2	1.88	0.17	41	45	0.26	5	480	22	3.25	5	67	0.12	52	10	13	10
JM RC-33-07	314	316	107767	EXT	0.236	0.6	6.73	148	280	0.7	2	0.08	1.4	19	7	4200	4.31	1.98	0.16	42	55	0.26	11	600	58	5.19	5	137	0.1	61	10	16	20
JM RC-33-07	316	318	107768	EXT	0.216	1.1	6.62	229	280	0.8	2	0.06	0.6	14	16	3440	3.51	2.04	0.12	44	40	0.23	69	630	31	4.21	5	134	0.12	48	10	11	20
JM RC-33-07	318	320	107769	EXT	0.211	1.1	6.37	63	270	0.8	4	0.04	0.5	14	5	4370	4.51	2.06	0.16	44	53	0.21	5	660	34	4.61	5	82	0.11	58	10	16	20
JM RC-33-07	320	322	107770	EXT	0.251	1	6.38	65	210	1	5	0.06	0.6	17	4	3670	3.75	1.67	0.13	38	41	0.26	4	640	22	4.15	5	58	0.13	59	10	8	10
JM RC-33-07	322	324	107771	EXT	0.346	1.2	6.66	128	270	1	5	0.04	0.6	14	4	4260	2.89	2.24	0.18	35	51	0.18	5	310	18	2.86	5	57	0.17	44	10	10	10
JM RC-33-07	324	326	107772	EXT	0.226	1.3	5.23	118	360	0.7	2	0.03	0.6	9	4	3630	3.46	1.67	0.15	44	31	0.14	4	340	20	3.56	5	70	0.08	30	10	16	20
JM RC-33-07	326	328	107773	EXT	0.214	1.2	4.95	112	130	0.5	4	0.02	0.5	15	1	5190	4.87	1.71	0.12	36	43	0.14	4	330	34	4.72	5	113	0.06	20	10	8	10
JM RC-33-07	328	330	107774	EXT	0.189	1.2	6.5	150	360	0.5	4	0.03	0.5	14	3	4680	3.52	1.6	0.18	40	33	0.14	4	330	26	3.71	5	66	0.08	28	10	17	10
JM RC-33-07	330	332	107775	EXT	0.107	0.7	5.31	119	450	0.5	2	0.03	0.5	12	4	2330	2.96	1.75	0.12	38	35	0.16	4	380	35	3.34	5	115	0.08	24	10	11	20
JM RC-33-07	332	334	107776	EXT	0.164	1	4.8	108	240	0.5	6	0.02	0.5	23	3	4400	3.86	1.68	0.12	39	43	0.16	4	360	22	4.48	5	91	0.06	25	10	14	20
JM RC-33-07	334	336	107777	EXT	0.141	1.1	4.71	157	230	0.5	2	0.02	0.7	21	6	1808	5.26	1.73	0.1	45	65	0.13	7	270	21	5.71	17	53	0.08	18	10	16	20
JM RC-33-07	336	338	107778	EXT	0.231	1.2	3.67	50	600	0.6	4	0.03	0.6	13	6	4530	3.15	2.01	0.19	56	62	0.15	5	350	16	3.03	5	74	0.11	30	10	30	20
JM RC-33-07	338	340	107779	EXT	0.156	0.7	6.06	81	300	0.7	5	0.05	0.6	18	4	3370	3.78	2.18	0.17	43	50	0.18	7	440	30	4.02	5	113	0.08	24	20	16	20
JM RC-33-07	340	342	107780	EXT	0.143	0.7	5.46	37	350	0.7	2	0.03	0.5	14	4	2080	3.35	2.03	0.15	34	36	0.16	4	390	18	3.51	5	101	0.08	25	10	11	10
JM RC-33-07	342	344	107781	EXT	0.298	1.2	6.06	187	430	0.8	2	0.04	0.6	16	10	3760	3.83	1.98	0.25	70	42	0.17	7	460	31	3.51	6	115	0.13	46	60	30	20
JM RC-33-07	344	346	107782	ORG	0.189	1.1	5.7	60	820	0.7	2	0.02	1	15	7	3130	2.8	2.12	0.16	45	35	0.15	5	330	17	2.72	5	70	0.1	29	20	12	20
JM RC-33-07	346	348	107784	EXT	0.277	1.1	6.03	115	410	0.7	2	0.03	1.1	15	10	2980	3.79	1.94	0.18	36	29	0.16	4	360	17	3.07	6	90	0.1	37	10	27	10
JM RC-33-07	348	350	107785	EXT	0.174	1	5.78	80	370	0.7	2	0.02	1.2	8	4	3370	2.96	2.08	0.15	40	32	0.16	4	320	24	2.81	5	70	0.08	31	30	14	10
JM RC-33-07	350	352	107786	EXT	0.21	1	6.66	162	830	0.8	3	0.03	1.3	10	5	4180	4.07	2.06	0.15	43	53	0.2	4	400	24	4.19	5	116	0.06	32	10	8	20
JM RC-33-07	352	354	107787	EXT	0.166	0.8	7.44	71	610	0.7	3	0.03	0.6	8	2	3700	2.89	2.46	0.17	34	34	0.26	3	380	31	2.42	5	121	0.06	25	10	8	10
JM RC-33-07	354	356	107788	EXT	0.214	0.7	6.48	68	900	0.8	4	0.03	0.8	17	10	3640	2.87	2.06	0.24	63	37	0.27	4	510	16	2.67	5	90	0.11	53	10	26	10
JM RC-33-07	356	358	107789	EXT	0.146	0.6	6.63	123	840	0.7	2	0.02	1	14	4	3290	2.44	2.4	0.12	45	79	0.26	4	460	22	2.66	5	107	0.06	36	10	16	10
JM RC-33-07	358	360	107790	EXT	0.133	0.6	7.72	33	630	0.9	2	0.02	0.7	14	3	2700	2.86	2.99	0.16	30	45	0.23	4	330	12	2.7	5	76	0.09	28	10	8	10
JM RC-33-07	360	362	107791	EXT	0.246	0.9	6.91	60	400	1.1	4	0.03	2.1	14	10	5340	3.02	2.27	0.27	46	63	0.21	8	440	16	2.34	5	56	0.12	53	10	26	10
JM RC-33-07	362	364	107792	EXT	0.275	0.9	6.17	97	360	1.9	2	0.05	5.5	19	2	3940	2.82	2.68	0.22	43	72	0.24	4	290	41	2.42	5	56	0.09	45	10	22	10
JM RC-33-07	364	366	107793	EXT	0.281	0.6	5.82	27	260	1	2	0.04	1.9	17	4	3540	3.01	2.1	0.16	47	36	0.19	7	480	15	2.63	5	45	0.1	39	10	11	10
JM RC-33-07	366	368	107794	EXT	0.257	0.5	6.64	44	290	1.3	4	0.06	0.8	21	11	3600	2.96	1.74	0.23	66	33	0.24	10	510	10	2.66	5	63	0.17	50	10	21	10
JM RC-33-07	368	370	107795	EXT	0.495	0.8	6.19	58	270	1.2	2	0.05	2.4	35	4	4020	3.46	1.83	0.17	68	57	0.22	18	460	29	3.96	5	65	0.11	44	10	15	20
JM RC-33-07	370	372	107796	EXT	0.279	0.6	7.83	20	190	1.3	2	0.05	0.5	16	5	3100	2.17	1.96	0.19	38	37	0.16	4	210	14	1.81	5	31	0.24	56	10	13	10
JM RC-33-07	372	374	107797	EXT	0.288	0.8	6.25	33	200	1.4	2	0.04	0.6	15	12	3780	2.37	2.85	0.31	66	38	0.2	4	400	8	1.49	5	42	0.2	72	10	31	10
JM RC-33-07	374	376	107798	EXT	0.224	0.7	6.63	33	210	1	2	0.06	0.5	16	4	3110	3.63	2.37	0.16	57	50	0.24	4	620	16	3.44	5	77	0.14	60	10	8	10
JM RC-33-07	376	378	107799	EXT	0.183	0.7	6.34	24	220	1.1	2	0.07	0.6	12	4	2880	3.36	2.82	0.18	63	48	0.23	3	580	87	3.13	5	67	0.14	46	10	16	10
JM RC-33-07	378	380	107800	EXT	0.25	0.7	6.77	18	210	1.1	2	0.05	0.7	24	6	3330	2.86	2.25	0.21	54	37	0.18	7	480	28	2.12	5	47	0.17	54	10	15	10
JM RC-33-07	380	382	107801	EXT	0.158	0.8	7.61	100	300	1.1	2	0.11	5.8	25	4	3240	4.12	2.57	0.19	55	62	0.26	4	1080	58	4.44	6	86	0.15	67	10	14	20
JM RC-33-07	382	384	107802	EXT	0.168	0.7	7.61	13	280	1.7	2	0.07	0.8	25	5	2440	1.7	1.67	0.23	49	43	0.74	4	470	11	1.41	5	47	0.20	48	10	41	10
JM RC-33-07	384	386	107803	EXT	0.31	1	7.64	15	210	1.4	2	0.08	1.1	23	7	3400	2.26	1.58	0.25	74	35	0.86	4	400	21	1.4	5	40	0.21	54	10	53	10
JM RC-33-07	386	388	107804	ORG	0.232	1.1	7.36	17	250	1.6	2	0.17	1.6	18	5	3950	2.4	2.1	0.23	87	48	0.46	4	850	33	2.01	4	60	0.16	61	10	35	10
JM RC-33-07	388	390	107806	EXT	0.234	0.5	7.3	13	170	1.1	2	0.15	4.2	17	4	2880	1.96	1.64	0.21	88	47	1.51	8	460	8	1.22	5	26	0.2	46	10	60	10
JM RC-33-07	390	392	107807	EXT	0.276	0.7	7.77	20	180	1.3	2	0.12	0.5	22	10	3400	2.42	1.63	0.27	76	75	1.87	10	840	12	1.62	5	45	0.19	50	10	57	10
JM RC-33-07	392	394	107808	EXT	0.25	0.5	8.6	15	240	1.5	2	0.05	0.5	14	6	3100	2.04	2.1	0.22	63	28	0.30	6	440	8	1.58	5	28	0.16	51	10	28	10
JM RC-33-07	394	396	107809	EXT	0.22	0.5	7.53	31	210	1.3	2	0.06	0.5	11	7	3630	1.67	1.57	0.10	57	31	0.56	5	430	10	1.60	5	74	0.23	50	10	34	10
JM RC-33-07	396	398	107810	EXT	0.363	0.6	8.5	21	360	1.4	2	0.07	0.6	13	7	4300	2.53	2.10	0.25	63	48	0.30	7	530	8	2.02	5	53	0.15	54	10	15	10
JM RC-33-07	398	400	107811	EXT	0.719	0.5	6.62	20	250	1.2	2	0.08	0.5	11	7	3900	2.38	1.85	0.16	44	47	0.43	6	680	3	2.63	5	105	0.14	58	10	10	10
JM RC-34-07	0	2	107812	EXT	0.084	0.5	6.38	20	670	0.5	2	0.15	0.5	1	11	118	3	2.48	0.34	34	83	0.18	2	930	15	0.22	5	354	0.7	140	10	15	10
JM RC-34-07	2	4	107813	EXT	0.158	0.5	7.81	18	810	0.5	2	0.18	0.5	1	12	95	2.56	2.14	0.36	43	78	0.13	2	1100	15	0.28	5	335	0.22	136	10	12	10
JM RC-34-07	4	6	107814	EXT	0.084	0.5	6.01	14	710	0.5	3	0.11	0.5	1	13	138	5.12	2.29	0.72	18	45	0.08	4	730	5	0.16	5	226	0.32	141	10	21	20
JM RC-34-07	6	8	107815	EXT	0.144	0.5	7.98	11	730	0.5	5	0.11	0.5	1	15	124	4.06	2.45	0.45	28	60	0.11	3	630	6	0.19	5	232	0.2	140	10	20	20
JM RC-34-07	8	10	107816	EXT	0.124	0.5	8.37	18	680	0.5	2	0.11	0.5	1	14	112	4.51	2.46	0.67	40	28	0.12	4	880	6	0.18	5	437	0.24	146	10	25	20
JM RC-34-07	10	12	107817	EXT	0.154	0.5	8.6	18	810	0.5	2	0.14	0.5	1	14	38	2.27	2.58	0.28	18	25	0.12	2	1320	12	0.27	5	430	0.35	148	10	18	10
JM RC-34-07	12	14	107818	EXT	0.115	0.5	8.84	14	1850	0.8	2	0.15	0.5	1	18	61	2.77	2.57	0.23	21	56	0.18	4	1430	23	0.41	5	618	0.29	148	10	8	10
JM RC-34-07	14	16	107819	EXT	0.226	0.5	9.14	20	840	0.5	4	0.13	0.5	1	17	70	3.62	2.38	0.34	33	57	0.19	3	1170	17	0.35	5	470	0.32	154	10	11	10
JM RC-34-07	16	18	107820	EXT	0.148	0.5	8.45	13	570	0.5	2	0.14	0.5	1	18	157	4.6	2.46	0.33	28	33	0.13	3	1210	12	0.24	5	487	0.28	167	10	12	10
JM RC-34-07	18	20	107821	ORG	0.181	0.5	7.89	18	470	0.8	4	0.19	0.5	1	18	180	4.62	2.06	0.37	21	38	0.13	3	1770	13	0.27	5	540	0.28	153	10	20	10
JM RC-34-07	20	22	107823	EXT	0.147	0.5	8.37	20	480	0.8	2	0.2	0.5	1	18	146	5.56	2.28	0.24	18	43	0.13	1	1840	12	0.29	5	542	0.28	153	10	8	10
JM RC-34-07	22	24	107824	EXT	0.186	0.5	8.08	11	480	0.8	4	0.18	0.5	1	24	204	5.04	2.42	0.40	28	48	0.13	5	1710	13	0.5	5	567	0.28	186	10	17	10
JM RC-34-07	24	26	107825	EXT	0.112	0.5	8.07	7	450	0.5	3	0.14	0.5	1	18	206	5.02	2.45	0.52	24	44	0.1	4	1270	5	0.23	5	450	0.28	155	10	24	10
JM RC-34-07	26	28	107826	EXT	0.119	0.5	8.37	10	410	0.5	3	0.18	0.5	1	20	213	5.31	2.42	0.42	25	34	0.12	3	1570	10	0.26	5	401	0.27	182	10	25	10
JM RC-34-07	28	30	107827	EXT	0.153	0.5	8.16	12	440	0.7	4	0.18	0.5	1	18	175	5	2.21	0.08	43	54	0.13	4	1530	4	0.25	5	281	0.27	153	10	34	10
JM RC-34-07	30	32	107828	EXT	0.139	0.5	8.08	13	480	0.8	3	0.14	0.5	2	19	224	4.81	2.48	0.67	30	37	0.14	4	1350	9	0.24	5	421	0.29	158	10	28	10
JM RC-34-07	32	34	107829	EXT	0.122	0.5	8.09	8	470	0.5	4	0.14	0.5	8	15	472	4.54	2.44	0.08	27	50	0.13	7	1290	6	0.08	5	423	0.3	120	10	29	10
JM RC-34-07	34	36	107830	EXT	0.154	0.6	7.51	16	480	0.5	3	0.12	0.5	4	8	145	2.54	2.75	0.19	16	41	0.11	1	1870	6	0.08	5	334	0.2	65	10	6	10
JM RC-34-07	36	38	107831	EXT	0.182	0.8	7.76	35	740	0.5	3	0.11	0.5	7	6	85	2.01	2.96	0.15	25	63	0.11	3	1050	12	1.58	5	390	0.18	66	10	7	10
JM RC-34-07	38	40	107832	EXT	0.184	0.7	6.15	21	700	0.4	3	0.14	0.5	5	7	65	2.31	3.14	0.18	39	37	0.12	5	1200	10	0.88	5	348	0.34	66	10	17	10
JM RC-34-07	40	42	107833	ORG	0.213	0.8	7.3	12	680	0.4	2	0.12	0.5	7	6	53	2.46	2.73	0.15	37	54	0.1	5	1020	17	1.28	5	281	0.2	56	10	10	10
JM RC-34-07	42	44	107835	EXT	0.301	2.3	6.96	11	420	0.5	4	0.11	0.5	12	6	663	3.18	2.77	0.15	37	60	0.1	6	870	13	2.01	6	226	0.18	57	10	10	40
JM RC-34-07	44	46	107836	EXT	0.164	1.5	8.9	31	380	0.5	3	0.11	0.6	10	4	1440	3.48	2.79	0.13	34	28	0.09	5	870	10	2.01	6	220	0.16	53	10	12	40
JM RC-34-07	46	48	107837	EXT	0.145	0.8	7.17	43	380	0.5	3	0.11	0.5	11	6	1430	3.67	2.83	0.15	22	44	0.08	6	1010	17	3.02	5	311	0.16	57	10	6	10
JM RC-34-07	48	50	107838	EXT	0.206	2	7.38	32	170	0.5	3	0.12	0.6	13	4	3050	4.68	2.84	0.22	24	68	0.08	6	1050	11	4.08	6	240	0.17	63	10	11	10
JM RC-34-07	50	52	107839	EXT	0.161	1.8	7.78	17	700	0.5	3	0.1	0.5	4	13	2200	3.44	2.75	0.06	34	48	0.07	7	820	6	1.3	5	308	0.31	67	10	40	10
JM RC-34-07	52	54	107840	EXT	0.221	2.2	7.12	16	650	0.5	3	0.1	0.5	10	18	3700	3.66	2.72	0.47	26	41	0.07	6	630	10	2.48	5	380	0.24	71	10	27	10
JM RC-34-07	54	56	107841	EXT	0.345	2.3	4.58	18	630	0.5	2	0.1	0.6	6	15	3080	4.08	3.21	0.58	24	56	0.08	6	660	8	1.78	5	400	0.32	67	10	28	10
JM RC-34-07	56	58	107842	EXT	0.196	1.2	7.45	15	190	0.5	2	0.1	0.6	14	6	1710	5.28	2.53	0.24	34	111	0.08	6	680	22	4.48	5	351	0.16	54	10	13	10
JM RC-34-07	58	60	107843	EXT	0.306	1.1	6.61	15	270	0.5	2	0.06	0.5	8	4	3790	3.37	2.71	0.14	23	70	0.08	4	540	16	3.06	10	201	0.12	42	10	8	20
JM RC-34-07	60	62	107844	EXT	0.196	0.6	7.06	15	220	0.5	2	0.06	0.5	12	7	2280	4.36	2.73	0.12	25	114	0.08	5	780	30	4.14	6	225	0.14	48	10	8	20
JM RC-34-07	62	64	107845	EXT	0.245	0.6	6.32	24	150	0.5	2	0.05	0.6	8	6	3020	4.05	2.04	0.08	28	50	0.07	6	520	43	3.83	5	188	0.08	33	10	34	20
JM RC-34-07	64	66	107846	EXT	0.144	0.5	6.31	20	130	0.5	6	0.05	0.5	10	7	297	4.71	1.7	0.06	58	44	0.08	5	800	60	4.8	5	282	0.07	30	10	8	10
JM RC-34-07	66	68	107847	EXT	0.246	0.6	7.4	28	600	0.5	3	0.06	0.5	10	18	2380	3.32	2.78	0.22	21	70	0.08	7	740	133	2.84	5	355	0.18	75	10	14	10
JM RC-34-07	68	70	107848	EXT	0.28	1	7.36	37	780	0.5	3	0.07	0.5	12	15	2670	3.24	2.72	0.37	24	52	0.08	6	710	230	2.19	5	364	0.23	66	10	23	10
JM RC-34-07	70	72	107849	EXT	0.31	1.4	5.76	38	430	0.5	3	0.05	0.5	10	4	3570	2.78	2.7	0.25	26	65	0.1	5	520	129	2.36	5	258	0.08	28	10	17	10
JM RC-34-07	72	74	107850	EXT	0.283	1.4	6.21	48	780	0.5	2	0.08	0.5	11	10	3880	2.86	3.44	0.18	16	81	0.1	7	780	218	2.42	6	368	0.18	85	10	7	10
JM RC-34-07	74	76	107851	EXT	0.21	0.8	5.76	20	240	0.5	2	0.03	0.6	7	4	3960	3.11	2.3	0.1	25	45	0.07	5	380	162	2.74	5	124	0.08	26	10	6	10
JM RC-34-07	76	78	107852	EXT	0.219	1.3	5.63	146	220	0.5	2	0.03	1.1	11	8	1660	3.64	2.82	0.08	31	113	0.07	5	400	138	3.87	37	179	0.06	26	10	26	240
JM RC-34-07	78	80	107853	EXT	0.248	0.8	5.71	50	200	0.5	2	0.03	0.5	8	8	2670	3.73	2.33	0.11	29	32	0.07	4	370	128	3.05	9	161	0.06	24	10	10	60
JM RC-34-07	80	82	107854	EXT	0.298	1.8	6.14	226	230	0.5	3	0.03	1.1	7	8	2630	3.77	2.38	0.1	24	41	0.07	5	400	100	3.79	38	173	0.06	27	10	23	230
JM RC-34-07	82	84	107855	ORG	0.248	1.3	6.26	145	280	0.5	2	0.03	0.6	5	5	2980	2.56	2.86	0.12	25	45	0.07	5	410	62	2.38	5	182	0.08	31	10	11	110
JM RC-34-07	84	86	107857	EXT	0.502	7.5	7.37	124	150	0.5	2	0.04	0.8	11	7	4060	3.67	2.81	0.14	25	61	0.09	4	440	78	3.81	6	172	0.11	33	10	7	280
JM RC-34-07	86	88	107858	EXT	0.062	0.8	7.25	27	110	0.5	4	0.03	0.9	29	4	191	5.63	0.76	0.01	38	438	0.06	7	320	77	6.02	6	154	0.06	14	10	18	110
JM RC-34-07	88	90	107859	EXT	0.28	1.3	6.26	28	40	0.5	4	0.04	0.8	16	11	120	4.01	1.17	0.01	38	55	0.11	11	450	259	4.62	16	241	0.05	45	10	8	90
JM RC-34-07	90	92	107860	EXT	0.91	21.8	7.61	795	140	0.5	7	0.06	4.8	17	22	2930	0.99	2.41	0.08	34	62	0.08	13	490	364	7.45	295	277	0.08	70	10	108	380
JM RC-34-07	92	94	107861	EXT	0.219	2.1	6.51	56	530	0.5	3	0.03	0.5	10	8	2130	2.45	2.42	0.16	31	37	0.07	4	350	176	2.64	15	144	0.11	27	10	15	40
JM RC-34-07	94	96	107862	EXT	0.389	1.7	7.82	57	580	0.5	2	0.06	0.5	10	20	3340	2.79	3.85	0.18	28	65	0.08	6	660	143	2.63	5	326	0.13	78	10	6	10
JM RC-34-07	96	98	107863	EXT	0.284	2.5	5.76	226	140	0.5	4	0.03	2.3	16	6	3880	3.58	2.34	0.12	29	75	0.06	6	330	34	3.44	58	138	0.07	34	10	61	180
JM RC-34-07	98	100	107864	EXT	0.367	1.8	5.93	388	210	0.5	2	0.03	2.6	7	5	2480	3.31	1.93	0.08	36	34	0.07	5	340	20	3.27	63	128	0.08	21	10	72	500

BCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-34-07	100	102	107865	EXT	0.164	1.3	4	235	280	0.5	3	0.04	0.5	8	6	2110	3.1	1.95	0.87	28	45	0.87	4	400	31	3.06	38	181	0.07	27	10	24	150
JM RC-34-07	102	104	107866	EXT	0.220	2.4	6.71	80	380	0.5	2	0.06	0.5	14	51	3450	4.31	2.81	0.79	26	66	0.12	24	1010	24	2.44	10	533	0.4	142	10	27	10
JM RC-34-07	104	106	107867	EXT	0.256	1.6	6.38	52	300	0.5	2	0.06	0.5	21	42	2350	3.43	2.80	0.62	25	36	0.16	23	800	21	3.30	5	410	0.34	125	10	21	10
JM RC-34-07	106	108	107868	EXT	0.226	1.3	6.11	114	370	0.5	2	0.04	0.6	13	12	2500	3.2	2.27	0.1	28	64	0.08	6	470	30	3.25	4	215	0.06	48	10	13	20
JM RC-34-07	108	110	107869	ORG	0.129	1	6.58	85	380	0.5	2	0.03	1	10	10	757	2.8	2.33	0.07	26	78	0.11	5	450	36	3.53	20	171	0.07	54	10	27	70
JM RC-34-07	110	112	107871	EXT	0.17	0.8	6.57	188	130	0.5	2	0.03	1.3	11	4	1950	3.91	2.36	0.08	26	75	0.11	5	400	41	4.48	28	179	0.07	42	10	47	130
JM RC-34-07	112	114	107872	EXT	0.208	0.5	5.66	78	320	0.5	2	0.03	0.6	11	4	1780	3.63	2.08	0.07	28	101	0.06	5	340	34	1.56	7	104	0.08	18	10	11	30
JM RC-34-07	114	116	107873	EXT	0.156	0.5	5.7	342	380	0.5	6	0.03	0.5	10	5	1220	2.96	1.88	0.06	38	182	0.08	5	380	34	5	16	183	0.05	30	10	16	60
JM RC-34-07	116	118	107874	EXT	0.224	0.5	5.53	53	130	0.5	3	0.03	0.5	12	5	1580	3.40	1.51	0.08	32	115	0.07	8	380	26	3.63	5	136	0.05	17	10	9	30
JM RC-34-07	118	120	107875	EXT	0.219	0.8	5.96	164	118	0.5	2	0.03	0.9	10	5	2700	3.14	1.87	0.06	29	142	0.08	4	340	17	3.1	6	88	0.08	21	10	14	80
JM RC-34-07	120	122	107876	EXT	0.296	0.5	5.96	17	420	0.5	2	0.03	0.5	7	5	3280	2.06	2.18	0.24	28	77	0.08	5	280	18	2.41	5	80	0.07	30	10	12	10
JM RC-34-07	122	124	107877	EXT	0.323	0.7	5.62	26	420	0.5	2	0.03	0.5	6	4	5050	3.04	2.23	0.29	25	57	0.06	5	280	13	2.63	5	68	0.07	19	10	11	10
JM RC-34-07	124	126	107878	EXT	0.506	0.8	5.65	337	280	0.5	2	0.07	2.5	14	4	8140	3.13	2.22	0.12	27	58	0.1	5	320	17	3.24	5	66	0.07	28	10	7	10
JM RC-34-07	126	128	107879	EXT	0.329	0.5	5.83	299	420	0.5	3	0.03	0.6	9	5	5340	3.13	2.41	0.12	28	88	0.1	3	350	14	3.24	5	81	0.07	27	10	7	50
JM RC-34-07	128	130	107880	EXT	0.24	0.8	6.13	275	470	0.5	2	0.03	1.5	9	3	5400	2.38	2.3	0.19	21	48	0.09	5	320	18	2.34	6	147	0.08	23	10	81	100
JM RC-34-07	130	132	107881	ORG	0.381	0.5	5.75	100	460	0.5	2	0.02	0.5	9	3	4340	2.61	2.23	0.2	27	66	0.08	4	290	15	2.46	5	96	0.07	28	10	10	30
JM RC-34-07	132	134	107883	EXT	0.501	0.5	5.8	37	430	0.5	3	0.02	0.5	10	5	4430	2.8	2.52	0.14	25	73	0.08	4	280	12	2.72	5	74	0.08	21	10	6	10
JM RC-34-07	134	136	107884	EXT	0.766	0.5	6.00	80	360	0.5	2	0.03	0.5	12	5	4220	3.13	2.46	0.13	28	130	0.11	5	370	17	3.21	5	138	0.08	30	10	14	50
JM RC-34-07	136	138	107885	EXT	8.54	0.9	6.07	452	380	0.5	2	0.02	2	11	5	5450	3.18	2.26	0.08	30	73	0.12	4	330	17	3.5	16	183	0.06	23	10	71	1070
JM RC-34-07	138	140	107886	EXT	0.253	0.6	5.92	204	300	0.5	2	0.02	1.7	10	4	1730	3.34	2.37	0.1	30	68	0.1	4	320	15	3.31	15	114	0.06	30	10	64	330
JM RC-34-07	140	142	107887	EXT	0.211	0.5	6.17	130	330	0.5	2	0.02	0.5	13	4	3230	3.15	2.42	0.14	27	42	0.13	4	380	11	3.34	5	148	0.06	34	10	9	40
JM RC-34-07	142	144	107888	EXT	0.417	0.8	5.77	618	340	0.5	2	0.02	1.9	14	6	8220	2.98	2.41	0.13	33	67	0.12	6	330	13	3.14	5	67	0.07	30	10	11	20
JM RC-34-07	144	146	107889	EXT	0.263	0.5	6.96	136	270	0.5	2	0.03	0.6	10	6	4240	2.38	2.53	0.12	35	105	0.26	5	500	15	3.2	5	144	0.08	50	10	12	10
JM RC-34-07	146	148	107890	EXT	0.466	0.7	5.47	466	570	0.5	2	0.02	1.7	6	3	7030	2.18	2.27	0.13	37	87	0.12	4	330	7	2.17	5	83	0.08	28	10	13	10
JM RC-34-07	148	150	107891	EXT	0.242	0.5	5.92	218	380	0.5	2	0.04	1.3	7	3	4040	1.96	2.14	0.08	36	88	0.16	4	540	30	2.14	8	313	0.05	34	10	17	70
JM RC-34-07	150	152	107892	EXT	0.340	0.5	5.74	410	380	0.5	2	0.04	0.8	10	6	4450	2.84	2.02	0.08	37	111	0.2	6	540	13	3.26	8	236	0.05	48	10	13	20
JM RC-34-07	152	154	107893	EXT	0.441	0.6	5.90	252	280	0.5	2	0.04	0.5	8	4	5220	2.41	2.21	0.1	36	68	0.16	4	430	12	2.46	5	188	0.08	37	10	11	10
JM RC-34-07	154	156	107894	EXT	0.551	1.1	8.2	40	420	0.8	2	0.05	0.5	15	10	4830	2.17	3.08	0.24	33	67	0.25	13	540	12	1.93	5	218	0.3	90	10	13	10
JM RC-34-07	156	158	107895	EXT	0.601	0.9	8.8	15	370	1.4	2	0.06	0.5	12	17	5430	2.2	2.92	0.36	42	106	0.32	14	880	12	1.8	5	272	0.35	96	10	16	10
JM RC-34-07	158	160	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	160	162	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	162	164	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	164	166	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	166	168	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	168	170	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	170	172	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	172	174	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	174	176	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	176	178	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	178	180	[illegible]	ORG	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	180	182	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	182	184	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	184	186	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	186	188	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	188	190	[illegible]	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM RC-34-07	190	192	107913	EXT	0.314	0.7	6.53	11	520	0.8	2	0.03	0.5	12	4	4270	2.41	2.32	0.45	87	80	0.1	12	430	7	2.01	5	87	0.06	33	10	30	10
JM RC-34-07	192	194	107914	EXT	0.28	0.7	5.46	10	300	0.7	2	0.02	0.5	11	2	4800	2.35	2.05	0.20	41	77	0.06	4	340	7	2.06	5	44	0.04	22	10	23	10
JM RC-34-07	194	196	107915	EXT	0.317	0.8	5.35	5	340	0.7	2	0.02	0.5	12	3	4040	2.87	1.90	0.36	47	55	0.06	10	300	4	2.82	5	44	0.04	23	10	22	10
JM RC-34-07	196	198	107916	EXT	0.344	0.6	6.26	7	200	1.8	4	0.06	0.5	17	34	2880	4.79	2.32	2.01	402	56	0.12	44	1100	4	1.06	6	131	0.27	128	10	134	10
JM RC-34-07	198	200	107917	EXT	0.287	0.5	6.37	10	280	1.4	2	0.04	2.1	16	10	2950	3.62	2.71	1.64	270	58	0.16	21	480	8	2.4	6	70	0.12	85	10	82	70
JM RC-34-07	200	202	107918	EXT	0.386	0.5	7.21	4	440	1.1	2	0.03	0.5	14	5	4580	4.2	2.45	1.09	167	51	0.11	16	440	6	2.71	5	80	0.1	66	10	40	50
JM RC-34-07	202	204	107919	EXT	0.257	0.5	6.58	6	270	1.4	2	0.05	0.5	15	20	2030	4.61	2.44	2.34	296	37	0.14	27	510	10	1.34	5	82	0.21	138	10	66	40
JM RC-34-07	204	206	107920	EXT	0.539	1	7.15	7	500	1.4	2	0.05	0.5	16	12	5270	3.79	2.43	0.76	124	36	0.11	26	500	7	2.30	5	87	0.11	56	10	48	40
JM RC-34-07	206	208	107921	EXT	0.353	0.8	6.81	10	270	1	2	0.04	0.5	15	3	5880	3.61	2.33	0.30	55	43	0.1	18	410	15	3.4	5	104	0.04	31	10	26	40
JM RC-34-07	208	210	107922	EXT	0.587	0.8	6.04	10	480	1.2	2	0.05	1	12	22	8010	3.31	2.52	0.81	110	79	0.13	27	470	5	1.84	5	70	0.11	72	10	52	30
JM RC-34-07	210	212	107923	EXT	0.882	0.7	7.44	15	380	0.9	2	0.06	0.5	20	15	8530	2.98	2.48	0.3	34	42	0.14	25	400	18	2.73	6	173	0.09	62	10	16	40
JM RC-34-07	212	214	107924	EXT	0.382	0.7	6.92	104	330	0.6	2	0.04	0.5	9	16	4110	2.45	2.11	0.14	44	50	0.37	11	440	71	3.56	11	145	0.06	82	10	16	220
JM RC-34-07	214	216	107925	EXT	0.639	1.8	6.67	60	490	0.8	2	0.06	0.5	17	13	7790	3.12	2.73	0.21	27	58	0.13	11	810	11	3.25	5	135	0.07	60	10	19	550
JM RC-34-07	216	218	107926	ORG	0.419	1	6.91	17	480	0.8	2	0.05	0.5	11	11	8170	2.5	2.54	0.42	37	66	0.14	8	800	6	2.48	6	127	0.07	63	10	27	120
JM RC-34-07	218	220	107928	EXT	0.383	0.8	7.90	17	480	1.1	2	0.05	0.5	22	12	8810	3	2.33	0.56	43	182	0.24	13	560	15	2.01	5	164	0.04	48	10	30	30
JM RC-34-07	220	222	107929	EXT	0.547	1.5	5.84	19	270	0.8	2	0.05	1.3	6	5	6780	2.12	2.08	0.51	46	47	0.16	11	400	90	1.73	5	335	0.04	33	10	46	40
JM RC-34-07	222	224	107930	EXT	0.679	5	5.97	40	340	0.6	2	0.03	4.9	27	4	9170	2.74	2.84	0.40	53	53	0.2	17	540	600	2.7	140	238	0.04	38	10	101	600
JM RC-34-07	224	226	107931	EXT	0.438	1.1	5.78	19	480	0.6	2	0.02	0.5	10	7	6660	1.99	1.82	0.48	48	45	0.17	12	280	41	1.64	5	94	0.04	23	10	90	30
JM RC-34-07	226	228	107932	EXT	0.273	1.3	9.82	23	430	1.7	2	0.14	0.8	10	12	5050	1.86	3.28	0.44	58	30	0.3	14	1870	37	1.66	29	825	0.23	115	10	90	70
JM RC-34-07	228	230	107933	EXT	0.408	0.6	10.58	28	880	2.8	2	0.15	0.5	10	104	5740	3.06	3.74	0.52	85	51	0.31	38	1850	41	1.52	16	838	0.35	133	10	98	100
JM RC-34-07	230	232	107934	EXT	0.44	1.3	6.33	8	560	0.8	2	0.03	0.8	34	8	6210	1.98	2.43	0.31	40	94	0.16	17	480	15	1.52	5	192	0.08	34	10	21	40
JM RC-34-07	232	234	107935	EXT	0.408	0.8	6.36	21	600	0.9	2	0.03	0.8	29	3	5360	2.14	2.47	0.31	43	44	0.15	13	380	8	1.72	5	175	0.08	27	10	10	20
JM RC-34-07	234	236	107936	EXT	0.498	1.9	6.08	33	330	1.1	2	0.08	1	13	14	6050	2.36	2.58	0.41	45	48	0.22	15	880	18	2.08	12	347	0.07	58	10	36	140
JM RC-34-07	236	238	107937	EXT	0.539	1.6	5.3	18	280	0.8	2	0.03	0.9	13	3	7180	2.71	2.02	0.25	37	128	0.13	16	380	15	2.37	5	187	0.03	34	10	18	40
JM RC-34-07	238	240	107938	EXT	0.161	2.1	5.31	15	190	0.7	2	0.03	1	14	2	4200	2.29	1.65	0.25	38	44	0.15	13	380	24	2.1	6	157	0.04	25	10	38	50
JM RC-34-07	240	242	107939	EXT	0.683	1.1	6.43	31	980	1.5	2	0.08	0.5	17	20	3380	5.19	2.82	1.48	411	31	0.13	41	970	17	4.57	6	253	0.09	122	10	124	40
JM RC-34-07	242	244	107940	EXT	0.346	1.5	6.6	25	440	1.2	2	0.05	0.5	15	8	5730	2.6	2.4	0.56	100	42	0.12	10	480	11	2.25	5	137	0.09	48	10	48	30
JM RC-34-07	244	246	107941	ORG	0.282	1.8	5.23	16	380	1	2	0.02	0.5	11	8	9240	2.42	2.14	0.31	74	37	0.15	10	380	14	2.10	5	108	0.05	33	10	26	30
JM RC-34-07	246	248	107943	EXT	0.305	2.1	5.87	11	830	1.2	2	0.02	0.5	10	1	14400	2.41	2.8	0.32	94	64	0.10	9	450	19	2.01	5	213	0.05	28	10	32	50
JM RC-34-07	248	250	107944	EXT	0.450	2	6.21	27	850	1.4	2	0.03	0.5	34	3	10900	2.27	2.7	0.44	101	31	0.15	10	540	45	1.80	10	330	0.05	33	10	37	130
JM RC-34-07	250	252	107945	EXT	0.478	4.8	6.37	45	430	1.5	2	0.05	2.1	14	4	11000	3.06	2.71	0.37	88	54	0.16	12	440	33	3.04	81	508	0.04	34	10	86	400
JM RC-34-07	252	254	107946	EXT	0.388	2.6	6.05	45	680	1.8	2	0.04	5	9	5	8580	2.20	2.76	0.41	125	36	0.11	16	780	21	1.06	35	404	0.06	34	10	157	570
JM RC-34-07	254	256	107947	EXT	0.386	1.6	6.40	26	380	1.5	2	0.03	0.6	8	6	5430	3.06	3.06	0.44	136	46	0.08	7	400	14	2.42	14	188	0.04	33	10	88	180
JM RC-34-07	256	258	107948	EXT	0.476	3.5	6.09	23	300	1.4	2	0.03	0.7	11	6	12300	3.38	2.06	0.36	105	112	0.06	10	480	12	2.02	6	122	0.06	43	10	48	170
JM RC-34-07	258	260	107949	EXT	0.250	1	6.80	16	610	1.6	2	0.03	0.5	9	6	5470	2.42	3.21	0.40	46	90	0.08	8	480	15	2.20	5	190	0.08	42	10	36	60
JM RC-34-07	260	262	107950	EXT	0.736	1.4	7.06	28	310	1.5	2	0.03	1.7	15	9	4470	3.40	3.11	0.44	104	38	0.08	12	520	21	2.18	8	208	0.07	41	10	46	70
JM RC-34-07	262	264	107951	EXT	1.345	1.7	6.38	32	430	1.6	2	0.03	0.5	11	6	8630	3.31	2.96	0.38	111	52	0.08	8	500	13	2.77	6	161	0.08	38	10	42	50
JM RC-34-07	264	266	107952	EXT	1.09	1.3	6.63	23	380	1.5	2	0.03	0.6	14	7	4840	3.41	3.07	0.41	113	42	0.09	8	630	22	2.74	6	247	0.08	38	10	41	40
JM RC-34-07	266	268	107953	EXT	0.951	1	6.77	21	780	1.5	2	0.04	0.8	14	7	5020	2.91	3.22	0.54	131	45	0.08	10	600	22	2.08	5	212	0.08	37	10	41	30
JM RC-34-07	268	270	107954	EXT	0.334	0.5	6.82	35	640	1.5	2	0.05	0.5	10	7	5380	2.41	3.02	0.45	115	28	0.07	12	480	34	2.22	8	233	0.08	38	10	37	40
JM RC-34-07	270	272	107955	ORG	0.352	2.7	5.81	117	600	1.2	2	0.05	2.4	10	8	7440	3.5	2.42	0.31	83	66	0.08	12	780	78	2.32	85	381	0.08	38	20	111	610
JM RC-34-07	272	274	107957	EXT	0.350	1.3	7.50	99	320	1.5	2	0.04	1.6	13	22	4610	3.75	3.23	0.41	88	48	0.12	21	720	58	3.49	16	334	0.18	63	10	46	140
JM RC-34-07	274	276	107958	EXT	0.364	0.4	6.50	23	300	1.5	2	0.04	0.8	18	98	3380	4.2	3.03	1.77	351	87	0.15	43	540	17	1.38	5	104	0.27	134	10	150	60
JM RC-34-07	276	278	107959	EXT	0.361	1	6.58	30	470	2	2	0.04	0.5	15	30	4870	4.06	3.56	0.86	185	65	0.15	23	880	80	2.67	5	225	0.2	119	10	86	90
JM RC-34-07	278	280	107960	EXT	0.384	0.9	6.40	18	630	1.8	2	0.03	0.6	13	14	5240	2.7	3.48	0.46	112	40	0.12	15	620	51	1.06	5	200	0.14	66	10	75	10
JM RC-34-07	280	282	107961	EXT	0.493	1.1	7.36	30	480	1.4	2	0.03	3.8	18	7	6170	2.82	2.88	0.57	111	80	0.28	14	550	30	1.83	5	174	0.1	48	10	110	10
JM RC-34-07	282	284	107962	EXT	0.378	1.4	7.72	40	540	1.4	2	0.05	1.8	14	43	6020	3.55	2.84	0.83	180	70	0.15	18	710	44	2.11	15	277	0.12	63	10	88	100
JM RC-34-07	284	286	107963	EXT	0.314	1.3	6.3	14	510	1.3	2	0.04	1.2	16	7	4280	2.81	2.81	0.46	158	42	0.08	11	440	22	1.58	5	150	0.12	43	10	72	20
JM RC-34-07	286	288	107964	EXT	0.408	1.4	6.36	13	430	1.3	2	0.05	3	17	7	4710	2.96	2.76	0.58	238	48	0.08	18	300	24	0.83	5	48	0.11	41	10	138	10
JM RC-34-07	288	290	107965	EXT	0.283	1.8	7.36	28	450	1.4	2	0.05	1.4	12	25	4710	2.94	2.53	0.86	381	62	0.53	18	930	41	1.08	5	129	0.17	72	10	180	30
JM RC-34-07	290	292	107966	EXT	0.428	1.4	7.34	12	210	1.5	2	0.03	1.7	11	28	4830	3.96	2.44	1.9	859	88	0.14	21	480	24	0.83	6	53	0.29	104	10	228	10
JM RC-34-07	292	294	107967	EXT	3.75	7	5.19	28	380	1.2	5	0.03	1.2	11	9	8480	3.43	2.29	0.4	167	54	0.08	18	380	24	2.94	88	98	0.06	38	10	78	10
JM RC-34-07	294	296	107968	EXT	0.65	1.7	5.57	40	410	1.3	2	0.04	1.3	10	13	8030	2.62	2.25	0.38	144	90	0.12	10	400	24	2.07	13	128	0.06	38	10	48	30
JM RC-34-07	296	298	107969	EXT	0.477	1.7	6.54	22	330	2.5	2	0.16	1.3	14	31	4500	2.31	3.84	0.52	157	60	0.12	18	1820	27	1.37	8	348	0.34	104	10	87	10
JM RC-34-07	298	300	107970	EXT	0.504	1.5	6.28	47	950	1.8	2	0.08	1.3	18	43	2850	4.13	2.97	1.18	319	66	0.11	31	1290	228	2.84	11	201	0.31	138	10	140	50
JM RC-34-07	300	302	107971	EXT	0.316	0.5	7.94	34	250	1.5	2	0.05	0.6	12	27	2380	5.48	2.77	1.32	502	101	0.13	18	670	64	1.44	8	118	0.2	118	10	137	20
JM RC-34-07	302	304	107972	EXT	0.434	1.4	7.71	21	238	1.6	2	0.04	0.7	19	25	3880	5.18	2.58	1.51	500	118	0.11	20	1330	72	2.37	5	98	0.25	150	10	372	10
JM RC-34-07	304	306	107973	EXT	0.33	1	7.84	18	250	1.9	2	0.05	4.9	13	25	4380	4.14	3.08	1.24	407	174	0.11	16	1570	65	1.81	5	88	0.25	133	10	187	10
JM RC-34-07	306	308	107974	EXT	0.651	0.8	7.40	67	310	1.9	2	0.06	3.7	18	24	4910	4.08	2.52	1.01	380	104	0.13	16	780	41	2.08	7	121	0.27	121	10	141	50
JM RC-34-07	308	310	107975	EXT	0.386	0.7	7.53	40	580	1.8	2	0.05	3.9	12	28	4430	4.08	2.81	1.05	384	61	0.1	21	1080	42	1.40	5	112	0.28	128	10	127	30
JM RC-34-07	310	312	107976	EXT	0.384	0.6	6.38	16	440	2.1	2	0.07	0.2	8	25	4540	4.94	2.98	1.21	427	66	0.1	22	880	25	0.71	5	75	0.28	141	10	121	10
JM RC-34-07	312	314	107977	EXT	0.536	1.2	6.10	22	480	2.7	2	0.09	2.2	8	30	5100	4.4	2.97	1.3	454	56	0.09	31	1080	31	1.02	6	115	0.3	140	10	140	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-34-07	314	316	107978	EXT	0.414	8.5	8.44	44	380	1.8	2	0.06	5.9	12	39	4300	4.58	3.12	1.73	581	70	0.1	25	870	42	2.3	6	148	0.27	136	10	165	40
JM RC-34-07	316	318	107979	EXT	0.316	8.8	8.15	87	400	1.8	2	0.04	4.6	11	34	4720	3.80	3.33	1.2	409	41	0.09	20	410	43	2.73	9	187	0.22	121	10	125	50
JM RC-34-07	318	320	107980	ORG	0.166	1.2	6.11	283	440	1.3	2	0.06	1.2	11	14	5420	2.66	2.26	0.51	304	56	0.11	12	530	30	1.64	5	106	0.11	51	10	67	70
JM RC-34-07	320	322	107982	EXT	0.198	2	4.67	438	380	1.2	2	0.03	8.5	4	1	7770	2.32	2.17	0.33	123	53	0.07	4	400	18	2.34	5	54	0.06	23	10	37	50
JM RC-34-07	322	324	107983	EXT	0.202	4.4	4.77	408	560	1.3	3	0.06	1.8	12	8	8660	8.55	2.01	0.32	183	40	0.06	15	840	106	6.75	179	180	0.05	35	10	240	460
JM RC-34-07	324	326	107984	EXT	0.723	1.7	5.53	202	290	1.2	2	0.04	1.2	11	12	5440	4.52	2.23	0.4	216	102	0.08	10	420	51	3.64	31	86	0.08	46	10	112	520
JM RC-34-07	326	328	107985	EXT	0.134	1	5.37	179	410	1.1	2	0.03	0.5	8	4	3680	3.77	2.5	0.37	140	35	0.04	6	380	24	3.07	12	67	0.08	41	10	98	190
JM RC-34-07	328	330	107986	EXT	0.178	1.3	8.65	60	430	1.2	2	0.08	1.4	8	3	2820	4.08	3.12	0.36	108	66	0.06	5	480	48	3.71	13	176	0.11	48	10	171	170
JM RC-34-07	330	332	107987	EXT	0.298	1.1	10.2	40	650	2.1	3	0.06	1.5	16	33	3280	3.45	3.17	0.6	285	108	0.24	12	810	38	2.71	9	223	0.25	86	10	98	110
JM RC-34-07	332	334	107988	EXT	0.14	1.3	7.71	115	270	1.7	2	0.06	1	16	4	3880	3.66	3.14	0.46	164	44	0.07	7	450	37	3.20	10	126	0.06	58	10	88	190
JM RC-34-07	334	336	107989	EXT	0.453	1.6	6.51	16	340	1.7	4	0.08	1.5	12	7	4840	4.21	2.46	0.85	403	57	0.08	7	310	23	3.21	5	46	0.15	66	10	117	40
JM RC-34-07	336	338	107990	EXT	0.341	1.7	7.07	77	300	2	4	0.06	4	15	16	4820	4.44	2.44	0.82	408	65	0.08	11	880	67	2.81	18	132	0.22	105	10	141	80
JM RC-34-07	338	340	107991	EXT	0.231	6.6	7.47	118	230	2.4	2	0.08	5.8	14	18	3750	4.17	2.96	0.56	298	45	0.08	6	820	150	3.52	170	112	0.15	75	10	323	150
JM RC-34-07	340	342	107992	EXT	0.154	5.1	8.31	204	250	3.2	3	0.06	11	16	8	3450	3.65	3.47	0.56	232	43	0.08	6	780	138	3.32	181	178	0.16	73	10	764	290
JM RC-34-07	342	344	107993	EXT	0.142	1.8	8.83	36	550	3.0	3	0.13	2.1	13	22	2770	3.43	3.15	1.13	868	51	0.32	7	650	68	2.08	18	181	0.25	68	10	276	50
JM RC-34-07	344	346	107994	ORG	0.203	1.4	9.4	29	500	2.1	5	0.16	2.3	13	20	3180	3.81	2.78	1.15	536	48	1.29	14	660	63	1.68	11	220	0.26	97	10	245	40
JM RC-34-07	346	348	107996	EXT	0.265	1.6	8.4	46	350	1.8	2	0.1	3.8	14	15	3810	4.08	2.1	1.02	443	60	0.64	10	660	43	2.62	11	180	0.21	87	10	227	50
JM RC-34-07	348	350	107997	EXT	0.228	3.5	7.82	61	280	2	4	0.08	3.5	16	12	4720	4.06	2.56	0.8	468	53	0.72	10	870	83	2.7	78	136	0.2	81	10	217	40
JM RC-34-07	350	352	107998	EXT	0.344	1.4	7.47	34	450	1.8	4	0.14	8.8	13	13	5340	4.42	2.42	1.01	488	42	0.60	6	530	34	1.58	5	134	0.2	66	10	134	30
JM RC-34-07	352	354	107999	EXT	0.267	1.4	7.79	17	800	1.7	4	0.15	2.2	16	11	7440	3.33	2.81	0.91	468	46	1.36	8	670	24	1.14	5	194	0.17	87	10	126	30
JM RC-34-07	354	356	108000	EXT	0.288	1.3	8.88	17	630	1.8	5	0.16	1.8	11	14	8070	3.47	2.77	0.92	900	41	1.48	9	720	30	1.2	5	238	0.17	81	10	136	30
JM RC-34-07	356	358	108001	EXT	0.231	1.1	8.82	11	500	1.7	3	0.19	0.9	13	9	4880	3.88	2.87	1.87	517	38	2.14	5	600	38	0.65	5	235	0.27	80	10	121	20
JM RC-34-07	358	360	108002	EXT	0.548	2.2	8.07	17	480	1.8	18	0.08	0.8	7	5	10000	3.36	3	1.19	853	57	0.07	3	590	56	2.17	15	171	0.12	65	10	188	30
JM RC-34-07	360	362	108003	EXT	0.276	1.2	6.83	27	480	1.7	4	0.13	0.6	13	17	6080	3.85	2.52	0.87	474	58	1.13	7	730	41	2.51	13	236	0.15	48	10	136	30
JM RC-34-07	362	364	108004	EXT	0.167	1.1	6.27	23	510	1.8	4	0.17	0.8	7	6	4550	3.42	3.64	0.83	668	27	1.3	3	730	32	1.71	5	168	0.18	74	10	131	20
JM RC-34-07	364	366	108005	EXT	0.205	1.2	6.18	14	530	1.8	4	0.38	1.4	8	13	3580	3.82	2.24	0.87	704	43	1.58	8	740	56	1.34	8	208	0.19	78	10	144	30
JM RC-34-07	366	368	108006	EXT	0.188	1.1	6.34	16	580	1.8	3	0.16	1.6	8	12	3950	3.26	2.34	0.97	820	34	1.28	7	780	43	1.03	5	138	0.16	78	10	148	20
JM RC-34-07	368	370	108007	EXT	0.191	0.8	6.80	16	670	1.8	2	0.43	1.8	7	4	2330	2.82	2.36	1.17	746	27	2.48	2	680	42	0.56	5	384	0.2	62	10	156	10
JM RC-34-07	370	372	108008	EXT	0.238	1.1	6.38	5	630	1.8	2	0.42	1.1	8	4	2808	3.27	2.42	0.93	577	34	2.36	6	640	38	0.86	5	309	0.21	70	10	130	20
JM RC-34-07	372	374	108009	EXT	0.282	1.2	6.21	28	480	1.8	3	0.27	1.7	13	25	3440	3.83	2.45	1.34	818	44	1.42	11	640	46	1.25	8	241	0.25	84	10	166	30
JM RC-34-07	374	376	108010	EXT	0.123	0.8	6.84	7	640	1.7	2	0.57	1	6	6	1770	3.07	2.28	0.80	566	18	2.76	7	1080	38	0.3	7	376	0.22	66	10	145	10
JM RC-34-07	376	378	108011	EXT	0.179	1.1	6.29	12	650	1.8	2	0.40	1.5	8	9	2480	3.01	2.5	0.92	630	24	2.28	10	1080	55	0.46	5	311	0.22	72	10	147	20
JM RC-34-07	378	380	108012	EXT	0.33	1.1	6.53	20	550	1.7	2	0.35	1.3	14	21	3030	3.81	2.5	0.81	716	38	1.67	10	640	47	1.1	5	271	0.23	85	10	171	30
JM RC-34-07	380	382	108013	EXT	0.32	1.2	6.47	11	650	1.7	4	0.35	1	13	15	3180	4.16	3.07	1.12	1016	74	1.5	8	930	30	0.83	5	217	0.21	77	10	258	30
JM RC-34-07	382	384	108014	EXT	0.258	1.1	6.09	16	560	1.8	2	1.25	1.2	13	20	3600	3.85	2.46	0.96	726	26	1.62	10	630	37	1.63	5	295	0.22	81	10	182	30
JM RC-34-07	384	386	108015	EXT	0.274	1.5	6.56	16	510	1.8	2	0.31	1.6	13	27	3730	3.83	2.73	1.08	683	43	1.14	12	600	41	1.64	4	214	0.23	91	10	173	60
JM RC-34-07	386	388	108016	EXT	0.267	1.5	6.37	25	530	1.7	3	0.74	1.5	11	18	3670	4.84	2.71	0.93	575	38	1.44	9	700	46	1.91	4	280	0.24	91	10	142	30
JM RC-34-07	388	390	108017	EXT	0.263	1.1	6.16	8	570	1.6	2	1.41	0.9	11	17	3270	3.87	2.80	0.93	531	32	2	12	740	37	1.48	4	428	0.24	79	10	116	20
JM RC-34-07	390	392	108018	ORG	0.413	1.4	6.38	14	390	1.7	2	1.56	0.6	14	46	3640	5.04	2.47	1.02	634	32	1.63	17	660	31	2.02	5	267	0.35	125	10	141	20
JM RC-34-07	392	394	108020	EXT	0.452	1.6	6.44	16	390	1.6	5	1.01	1.3	14	52	5010	5.3	3.06	1.58	614	50	1.23	21	660	46	1.82	5	307	0.37	136	10	145	30
JM RC-34-07	394	396	108021	EXT	0.464	1.6	6.22	5	400	1.2	3	1.93	0.7	16	36	5220	4.47	3	1.61	764	17	1.3	15	730	41	2.2	5	385	0.29	[illegible]	10	144	20
JM RC-34-07	396	398	108022	EXT	0.275	1.6	7.74	13	530	1.7	5	1.59	0.8	11	35	4170	4.80	2.63	1.18	722	27	1.72	18	700	36	2.29	7	234	0.31	101	10	160	30
JM RC-34-07	398	400	108023	EXT	0.241	1.6	7.5	15	210	1.6	4	2.29	0.5	11	53	3960	4.91	2.67	1.01	609	17	1.66	17	670	31	4.14	5	271	0.3	95	10	139	40
JM RC-35-07	0	2	108024	EXT	0.148	0.5	4.33	64	340	1.2	2	0.29	5.9	12	77	447	5.98	1.67	0.96	154	42	0.17	30	1750	4	0.64	5	473	0.24	146	10	84	10
JM RC-35-07	2	4	108025	EXT	0.084	0.5	4.72	31	180	1.4	2	0.16	0.5	5	131	573	6.79	1.19	2.04	188	25	0.09	62	2000	2	0.4	5	407	0.29	158	10	100	30
JM RC-35-07	4	6	108026	EXT	0.084	0.5	6.17	26	180	1.3	2	0.18	0.5	6	100	470	4.40	1.90	1.83	184	29	0.13	53	2100	4	0.36	5	625	0.22	180	10	104	10
JM RC-35-07	6	8	108027	EXT	0.284	0.5	4.73	14	230	1	2	0.18	0.5	6	66	333	5.12	2.1	1.88	83	48	0.16	31	1600	2	0.24	5	463	0.27	151	10	81	10
JM RC-35-07	8	10	108028	EXT	0.222	0.5	4.77	16	200	0.9	2	0.13	0.5	4	28	300	4.70	2.03	1.02	46	24	0.15	15	1210	2	0.25	5	388	0.23	145	10	98	10
JM RC-35-07	10	12	108029	ORG	0.176	0.6	8.1	106	316	0.5	2	0.08	0.5	1	10	188	3.8	2.47	0.38	10	80	0.15	4	800	7	0.50	5	315	0.2	132	10	13	70
JM RC-35-07	12	14	108031	EXT	0.187	0.5	7.4	28	1820	0.5	2	0.03	0.5	1	2	38	2.83	2.73	0.18	25	48	0.16	1	300	7	0.73	5	167	0.09	33	10	18	90
JM RC-35-07	14	16	108032	EXT	0.16	0.5	6.91	180	740	0.5	2	0.08	0.5	1	20	370	3.94	2.8	0.48	22	56	0.15	4	840	4	0.88	5	448	0.13	84	10	18	40
JM RC-35-07	16	18	108033	EXT	0.21	0.5	6.81	8	290	0.5	2	0.08	0.5	1	20	332	4.11	2.48	1.07	28	55	0.13	8	840	2	0.18	5	408	0.21	130	10	43	10
JM RC-35-07	18	20	108034	EXT	0.273	0.5	7.75	5	250	0.5	2	0.07	0.5	2	20	530	4.64	2	0.78	35	232	0.13	5	610	12	0.27	5	272	0.18	138	10	34	10
JM RC-35-07	20	22	108035	EXT	0.148	0.5	8.8	5	250	0.8	2	0.08	0.5	8	47	730	4.88	2.15	1.07	53	121	0.17	25	780	3	0.87	5	332	0.22	148	10	58	10
JM RC-35-07	22	24	108036	EXT	0.202	0.5	8.5	5	340	0.8	2	0.13	0.5	9	28	885	4.07	2.36	0.91	45	45	0.22	16	1180	9	1.14	5	388	0.21	148	10	48	10
JM RC-35-07	24	26	108037	EXT	0.113	0.5	8.63	5	410	0.8	2	0.08	0.5	11	15	806	4.8	2.27	0.91	38	78	0.2	8	920	3	1.2	5	342	0.27	154	10	80	10
JM RC-35-07	26	28	108038	EXT	0.195	0.5	8.42	5	480	0.8	4	0.06	0.5	14	14	1020	4.17	2.32	0.99	48	46	0.16	11	410	2	1.62	5	283	0.2	140	10	61	10
JM RC-35-07	28	30	108039	EXT	0.14	0.5	8.73	15	340	0.7	2	0.1	0.5	13	16	1500	4.17	2.20	0.84	44	35	0.14	8	1080	4	1.41	5	378	0.25	136	10	58	10
JM RC-35-07	30	32	108040	EXT	0.13	0.5	4.2	13	340	0.5	2	0.08	0.5	14	16	1480	4.6	2.07	0.84	57	35	0.15	10	850	8	1.62	5	275	0.22	144	10	94	10
JM RC-35-07	32	34	108041	EXT	0.188	0.5	9.5	9	380	0.8	2	0.14	0.5	18	15	1620	4.51	1.77	1.27	44	48	0.18	17	1360	2	1.08	5	229	0.24	157	10	83	10
JM RC-35-07	34	36	108042	EXT	0.102	0.5	8.43	7	370	0.8	2	0.14	0.5	11	16	1330	4.51	1.9	1.15	79	30	0.23	15	1380	8	0.82	5	216	0.14	161	10	84	10
JM RC-35-07	36	38	108043	EXT	0.114	0.6	8.48	5	380	0.8	2	0.14	0.5	12	19	866	4.51	2.18	1.02	43	46	0.28	17	1320	10	1.1	6	400	0.14	164	10	70	10
JM RC-35-07	38	40	108044	EXT	0.225	0.5	8.61	14	370	0.8	2	0.1	0.5	11	19	888	4.85	2.31	0.74	28	28	0.23	13	1000	11	2.43	5	438	0.22	151	10	37	10
JM RC-35-07	40	42	108045	EXT	0.08	0.5	8.48	9	280	0.8	2	0.1	0.5	7	30	471	4.87	1.88	1.45	31	44	0.15	23	1050	7	0.75	5	382	0.25	128	10	67	10
JM RC-35-07	42	44	108046	EXT	0.296	0.5	4.2	214	180	0.8	5	0.11	0.6	15	10	2900	4.51	2.38	0.14	25	24	0.28	11	1080	25	1.24	5	344	0.1	88	10	20	30
JM RC-35-07	44	46	108047	EXT	0.366	0.5	6.88	60	70	0.5	2	0.08	0.6	15	3	2710	5.73	1.95	0.1	21	78	0.14	5	940	33	0.28	5	238	0.08	92	10	16	40
JM RC-35-07	46	48	108048	EXT	0.312	0.5	7.43	5	140	0.6	4	0.1	0.5	14	5	3400	5.13	2.17	0.08	21	42	0.12	4	1000	21	0.47	5	252	0.08	58	10	10	10
JM RC-35-07	48	50	108049	EXT	0.198	0.5	7.45	8	220	0.6	2	0.1	0.5	14	3	2880	4.48	2.71	0.15	17	43	0.16	4	980	15	4.91	5	202	0.15	64	10	11	10
JM RC-35-07	50	52	108050	EXT	0.17	0.5	9.79	12	580	0.7	2	0.11	0.5	15	29	2710	4.98	3.27	0.28	13	50	0.16	17	1210	16	2.31	5	488	0.36	103	10	16	10
JM RC-35-07	52	54	108051	ORG	0.177	0.5	7.36	8	380	0.5	2	0.08	0.5	15	4	2420	3.60	2.5	0.38	16	51	0.13	8	910	11	2.07	5	348	0.19	58	10	31	10
JM RC-35-07	54	56	108053	EXT	0.233	0.5	7.23	5	580	0.5	2	0.08	0.5	16	7	2200	3.85	2.48	0.38	21	38	0.12	12	670	13	2.34	5	278	0.21	56	10	31	10
JM RC-35-07	56	58	108054	EXT	0.271	0.5	9.61	5	500	0.7	2	0.11	0.6	12	27	2180	4.38	2.82	1.01	21	76	0.12	22	1190	15	1.86	5	840	0.29	112	10	30	10
JM RC-35-07	58	60	108055	EXT	0.208	0.5	9.44	5	380	0.6	2	0.08	0.5	13	31	1880	4.31	2.01	1.37	21	125	0.06	24	920	4	0.84	5	507	0.38	124	10	80	10
JM RC-35-07	60	62	108056	EXT	0.275	0.5	7.4	5	320	0.5	2	0.08	0.5	12	18	2380	3.67	2.47	0.28	21	156	0.1	9	780	22	3.06	5	391	0.18	95	10	18	10
JM RC-35-07	62	64	108057	EXT	0.224	0.5	6.08	5	248	0.5	2	0.03	0.5	10	1	3328	3.58	2.67	0.17	18	28	0.12	3	388	17	3.25	5	231	0.08	21	10	10	10
JM RC-35-07	64	66	108058	EXT	0.366	0.5	7.12	5	128	0.5	2	0.03	0.5	12	1	3808	3.97	2.36	0.12	22	48	0.11	4	380	21	3.83	5	165	0.07	17	10	10	10
JM RC-35-07	66	68	108059	EXT	0.223	0.5	4.73	5	116	0.5	3	0.03	0.5	14	2	1838	4.05	1.91	0.08	28	151	0.1	3	330	24	4.24	5	165	0.04	10	10	10	60
JM RC-35-07	68	70	108060	EXT	0.308	0.5	4.48	5	160	0.5	3	0.03	0.5	7	1	3258	2.38	1.51	0.08	34	38	0.07	3	380	18	2.37	5	190	0.04	16	10	18	20
JM RC-35-07	70	72	108061	EXT	0.315	0.5	4.77	5	140	0.5	2	0.04	0.5	11	1	2958	3.3	1.53	0.07	27	53	0.11	3	400	25	3.53	5	231	0.04	14	10	10	20
JM RC-35-07	72	74	108062	EXT	0.283	0.5	6.8	5	570	0.5	2	0.04	0.5	10	1	3330	3.34	2.34	0.25	34	47	0.06	4	440	12	1.78	5	234	0.06	16	10	18	10
JM RC-35-07	74	76	108063	EXT	0.256	0.8	5.88	10	238	0.5	2	0.03	0.8	11	1	2170	3.21	2.19	0.14	28	51	0.08	2	300	11	3.04	5	131	0.08	19	10	14	20
JM RC-35-07	76	78	108064	EXT	0.25	0.6	7.54	5	340	0.5	2	0.06	0.5	10	12	2240	3.38	2.05	0.27	23	60	0.1	11	550	7	2.07	5	179	0.13	38	10	14	10
JM RC-35-07	78	80	108065	EXT	0.31	0.6	7.53	5	140	0.6	4	0.09	0.5	15	5	2080	4.75	2.47	0.14	25	65	0.11	5	820	17	4.8	5	383	0.12	40	10	12	10
JM RC-35-07	80	82	108066	EXT	0.275	0.8	6.82	5	280	0.8	2	0.13	0.5	17	5	2478	3.54	3.13	0.37	28	38	0.13	4	1190	14	2.08	5	388	0.18	60	10	14	10
JM RC-35-07	82	84	108067	EXT	0.214	0.6	6.78	5	570	0.7	3	0.11	0.5	15	5	2080	3.73	2.67	0.67	28	38	0.12	3	1040	15	1.83	6	383	0.31	46	10	25	10
JM RC-35-07	84	86	108068	ORG	0.255	0.7	6	5	780	0.7	2	0.08	0.5	21	6	2630	3.08	2.58	0.7	27	38	0.11	7	880	7	1.78	5	361	0.28	60	10	23	10
JM RC-35-07	86	88	108070	EXT	0.264	0.7	6.68	5	300	0.6	4	0.1	0.6	24	5	2630	3.06	3.18	0.53	27	107	0.13	4	1030	14	2.72	5	333	0.28	42	10	14	10
JM RC-35-07	88	90	108071	EXT	0.201	0.6	4.3	6	230	0.7	2	0.1	0.5	18	4	1880	3.93	2.45	0.5	28	41	0.12	1	1110	11	3.41	5	286	0.2	64	10	17	10
JM RC-35-07	90	92	108072	EXT	0.202	0.7	7.9	5	700	0.7	2	0.08	0.5	13	5	1850	3.52	2.4	0.65	27	15	0.08	4	830	8	1.18	5	203	0.31	88	10	22	10
JM RC-35-07	92	94	108073	EXT	0.228	0.6	7.75	8	180	0.6	2	0.1	0.5	16	5	2430	3.45	2.63	0.35	34	50	0.12	4	1050	11	3.83	5	215	0.2	61	10	12	10
JM RC-35-07	94	96	108074	EXT	0.218	0.7	6.16	8	130	0.6	3	0.08	0.5	18	6	1850	4.4	2.88	0.14	10	157	0.16	3	870	32	5.31	5	228	0.14	61	10	7	20
JM RC-35-07	96	98	108075	EXT	0.191	0.7	6.65	5	180	0.4	2	0.11	0.5	21	5	2130	3.56	2.77	0.54	38	32	0.14	4	1180	18	3.12	5	308	0.2	61	10	19	10
JM RC-35-07	98	100	108076	EXT	0.226	0.7	6.58	5	270	0.8	2	0.11	0.5	17	5	2880	3.28	2.8	0.61	24	48	0.17	4	1130	25	2.58	5	274	0.29	61	10	25	20
JM RC-35-07	100	102	108077	EXT	0.212	0.7	6.48	5	220	0.8	8	0.12	0.5	13	8	2780	3.58	2.53	0.62	45	46	0.16	8	1180	32	3.08	5	258	0.28	65	10	24	10
JM RC-35-07	102	104	108078	EXT	0.182	0.6	8.1	5	340	0.6	2	0.11	0.5	16	8	1840	3.38	3.16	0.53	28	42	0.18	4	1050	16	2.82	5	188	0.31	47	10	18	18
JM RC-35-07	104	106	108079	EXT	0.182	0.5	11.05	5	350	0.8	2	0.11	0.5	16	8	2018	3.08	3.52	0.53	28	65	0.25	5	1140	20	2.8	5	228	0.28	60	10	17	10
JM RC-35-07	106	108	108080	EXT	0.187	0.6	6.38	6	230	0.7	2	0.07	0.5	14	4	2840	3.45	2.85	0.33	14	125	0.15	2	800	13	3.17	5	177	0.21	52	10	13	10
JM RC-35-07	108	110	108081	EXT	0.188	0.6	4.88	5	170	0.5	2	0.03	4	10	4	2100	3.12	2.47	0.12	41	81	0.12	2	380	9	3.23	5	91	0.1	28	10	8	10
JM RC-35-07	110	112	108082	EXT	0.188	0.7	7.8	66	130	0.5	3	0.03	1	15	3	2580	3.5	3.06	0.14	11	56	0.12	1	400	10	3.82	5	158	0.12	34	10	8	20
JM RC-35-07	112	114	108083	EXT	0.087	0.6	7.3	62	118	0.6	2	0.02	0.5	14	4	2250	3.57	2.79	0.14	41	64	0.1	3	470	17	3.78	5	182	0.11	38	10	10	20
JM RC-35-07	114	116	108084	EXT	0.114	1	6.67	961	60	0.5	4	0.02	0.5	11	3	4600	3.28	2.5	0.14	17	71	0.08	3	330	11	3.75	5	81	0.1	20	10	12	50
JM RC-35-07	116	118	108085	EXT	0.088	0.5	6.74	36	60	0.5	2	0.05	0.5	12	3	1880	3.44	2.21	0.11	46	38	0.08	1	380	17	3.75	5	138	0.08	21	10	6	20
JM RC-35-07	118	120	108086	ORG	0.211	0.6	6.47	41	80	0.5	2	0.02	0.5	10	7	3700	3.02	2.37	0.11	18	33	0.08	2	300	6	3.37	5	78	0.08	18	10	8	30
JM RC-35-07	120	122	108088	EXT	0.363	1.3	6.46	12	100	0.5	3	0.02	0.5	13	3	4640	2.93	2.54	0.14	18	66	0.08	1	280	18	3.23	5	76	0.08	19	10	5	30
JM RC-35-07	122	124	108089	EXT	0.317	1.0	6.14	121	100	0.5	5	0.02	0.5	14	3	5450	3.06	2.52	0.13	44	161	0.08	1	280	10	3.12	5	108	0.08	20	10	5	30
JM RC-35-07	124	126	108090	EXT	0.367	1.3	6.58	38	80	0.5	6	0.02	0.6	14	3	5220	3.64	2.22	0.11	17	88	0.08	2	300	14	4.25	5	124	0.09	21	10	7	30
JM RC-35-07	126	128	108091	EXT	0.252	1	7.71	120	110	0.6	4	0.03	0.5	14	2	4880	3.94	2.05	0.13	38	68	0.1	1	310	13	4.32	7	135	0.09	22	10	6	40



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-35-07	128	130	100082	EXT	0.229	1.1	6.81	130	80	0.5	2	0.02	0.5	13	3	3840	3.51	2.08	0.08	15	79	0.1	2	350	13	4.28	5	120	0.07	21	10	8	30
JM RC-35-07	130	132	100083	EXT	0.33	1.1	6.85	39	60	0.5	3	0.02	0.5	10	6	3880	4.35	2.48	0.13	41	44	0.11	2	340	15	5.05	5	85	0.08	18	10	5	30
JM RC-35-07	132	134	100084	EXT	0.190	0.8	7.53	162	40	0.5	2	0.04	0.5	10	5	2380	4.03	1.81	0.06	17	74	0.16	3	620	30	5.68	5	347	0.08	35	10	7	30
JM RC-35-07	134	136	100085	EXT	0.366	1.2	6.80	66	50	0.5	3	0.02	0.5	12	4	3440	4.29	2.1	0.09	30	64	0.1	3	350	10	4.97	5	115	0.08	22	10	4	30
JM RC-35-07	136	138	100086	EXT	0.303	0.6	6.67	35	50	0.5	2	0.02	0.5	15	4	1250	4.19	1.58	0.06	45	45	0.09	3	410	18	4.82	5	180	0.04	22	10	5	10
JM RC-35-07	138	140	100087	EXT	0.214	0.5	5.75	23	50	0.5	2	0.02	0.5	11	5	2040	3.90	1.74	0.08	16	42	0.09	1	320	13	4.4	5	116	0.08	16	10	5	30
JM RC-35-07	140	142	100088	EXT	0.330	1.9	6.64	33	80	0.5	3	0.02	0.5	13	5	3030	3.45	2.72	0.15	17	41	0.09	2	230	12	3.74	4	48	0.1	22	10	9	30
JM RC-35-07	142	144	100089	EXT	0.244	1	6.74	41	40	0.5	2	0.02	0.5	10	6	1870	3.92	2.1	0.1	40	55	0.1	3	370	21	4.48	4	187	0.07	24	10	9	20
JM RC-35-07	144	146	100100	ORG	0.288	0.5	7.37	108	70	0.5	3	0.03	0.5	8	4	2830	3.86	2.48	0.13	15	50	0.11	1	420	11	4.63	5	233	0.08	29	10	8	10
JM RC-35-07	144	146	100102	EXT	0.288	0.5	6.82	25	100	0.5	3	0.03	0.5	11	4	2280	4.06	2.07	0.1	13	50	0.1	1	450	12	4.97	5	237	0.07	26	10	6	10
JM RC-35-07	148	150	100103	EXT	0.198	0.6	6.72	84	110	0.5	2	0.02	0.5	11	7	4850	3.7	2.88	0.15	37	50	0.1	2	290	10	3.94	5	48	0.08	34	10	10	10
JM RC-35-07	150	152	100104	EXT	0.273	0.6	7.79	136	150	0.5	2	0.04	0.5	9	5	3830	2.84	2.57	0.12	16	102	0.15	4	610	11	3.74	5	354	0.06	53	10	4	10
JM RC-35-07	152	154	100105	EXT	0.23	0.9	7.02	171	90	0.5	1	0.07	0.5	8	5	3880	3.33	2.36	0.13	40	47	0.11	2	430	19	4.08	5	232	0.07	28	10	9	30
JM RC-35-07	154	156	100106	EXT	0.08	0.5	6.44	25	50	0.5	2	0.02	0.5	10	5	532	3.78	1.81	0.06	13	116	0.1	4	480	15	4.63	5	220	0.06	27	10	4	10
JM RC-35-07	156	158	100107	EXT	0.31	1.3	6.33	114	60	0.5	2	0.01	0.5	10	5	3010	2.62	1.67	0.07	44	75	0.1	4	370	7	3.18	5	117	0.07	24	10	8	30
JM RC-35-07	158	160	100108	EXT	0.38	0.7	6.56	81	78	0.5	2	0.02	0.5	12	5	3240	3.14	2.02	0.09	14	180	0.11	2	378	15	3.9	5	130	0.07	27	10	7	30
JM RC-35-07	160	162	100109	EXT	0.253	0.7	6.04	31	70	0.5	2	0.02	0.5	16	5	2380	3.53	2.28	0.12	38	71	0.1	1	380	12	3.82	5	154	0.06	25	10	7	20
JM RC-35-07	162	164	100110	EXT	0.53	2.1	6.06	8	80	0.5	7	0.02	0.5	10	5	6870	3.3	2.06	0.18	18	56	0.11	2	280	7	3.91	5	68	0.08	16	10	2	30
JM RC-35-07	164	166	100111	EXT	0.35	1.8	6.73	30	120	0.5	3	0.03	0.5	8	4	3480	3	2.44	0.13	38	61	0.1	2	320	4	3.21	5	95	0.07	21	10	6	20
JM RC-35-07	166	168	100112	EXT	0.174	0.6	7.08	103	90	0.5	6	0.01	0.5	7	5	3550	3.02	2.45	0.1	14	66	0.12	1	380	9	3.58	5	132	0.07	28	10	7	40
JM RC-35-07	168	170	100113	EXT	0.187	1	6.38	122	150	0.5	3	0.02	0.5	7	6	3380	2.80	2.38	0.13	38	141	0.1	3	300	19	2.98	5	108	0.08	22	10	11	110
JM RC-35-07	170	172	100114	EXT	0.08	0.5	5.83	37	100	0.5	3	0.03	0.5	16	6	817	3.03	1.51	0.06	58	85	0.08	3	380	19	2.73	5	101	0.04	19	10	7	30
JM RC-35-07	172	174	100115	ORG	0.087	0.5	7.38	50	150	0.5	3	0.02	0.5	24	4	1320	2.98	2.64	0.11	38	84	0.13	7	380	20	2.98	5	167	0.08	24	10	7	40
JM RC-35-07	174	176	100117	EXT	0.088	0.5	6.38	53	230	0.5	2	0.01	0.5	16	5	818	2.08	2.02	0.07	38	56	0.12	6	250	13	1.93	5	87	0.08	16	10	6	30
JM RC-35-07	176	178	100118	EXT	0.750	1.1	6.91	134	180	0.5	2	0.01	0.5	16	4	3880	2.48	2.48	0.14	43	83	0.1	6	270	15	2.61	5	80	0.07	14	10	7	60
JM RC-35-07	178	180	100119	EXT	0.167	0.7	6.81	113	130	0.5	2	0.02	0.5	16	6	1795	3.32	2.12	0.06	45	80	0.12	5	430	23	3.33	5	105	0.08	35	10	8	40
JM RC-35-07	180	182	100120	EXT	0.560	1.9	6.1	325	130	0.5	2	0.02	0.5	16	3	4280	3.11	2.32	0.12	38	40	0.11	2	380	24	3.24	5	66	0.07	20	10	8	70
JM RC-35-07	182	184	100121	EXT	0.288	1.6	6.72	229	220	0.5	2	0.03	0.5	17	18	4120	3.1	2.51	0.13	53	64	0.13	7	380	32	3.45	5	123	0.08	27	10	13	60
JM RC-35-07	184	186	100122	EXT	0.262	0.8	6.96	87	150	0.5	2	0.02	0.5	12	6	4400	3.57	2.46	0.15	47	63	0.14	6	320	38	3.82	5	75	0.07	24	10	10	50
JM RC-35-07	186	188	100123	EXT	0.388	1	5.38	85	140	0.6	2	0.08	0.5	11	12	5030	3.34	2.28	0.21	60	52	0.22	6	320	46	3.38	5	73	0.08	26	10	14	90
JM RC-35-07	188	190	100124	EXT	0.292	0.9	6.37	48	180	0.6	2	0.03	0.5	8	17	3810	2.78	2.23	0.19	57	46	0.14	4	280	38	2.68	5	58	0.08	24	10	12	90
JM RC-35-07	190	192	100125	EXT	0.241	1.2	6.98	73	280	0.7	2	0.02	0.5	6	10	3110	2.28	2.82	0.2	50	40	0.13	5	290	58	2.2	5	54	0.07	24	10	10	40
JM RC-35-07	192	194	100126	EXT	0.771	1.2	6.88	344	118	0.5	2	0.02	0.5	18	5	3678	3.22	2.42	0.14	44	58	0.15	4	280	118	3.06	9	54	0.07	35	10	14	40
JM RC-35-07	194	196	100127	EXT	0.33	1.2	5.81	116	140	0.5	2	0.02	0.5	17	4	6418	2.97	2.2	0.16	63	58	0.12	4	280	191	2.88	10	52	0.07	23	10	15	90
JM RC-35-07	196	198	100128	EXT	0.473	8	6.82	354	200	0.5	2	0.02	0.6	13	5	7680	3.7	2.4	0.15	57	61	0.19	8	300	252	3.45	46	86	0.08	14	10	44	130
JM RC-35-07	198	200	100129	ORG	0.371	4.3	6.61	354	100	0.5	2	0.03	0.8	7	5	5660	3.95	2.41	0.13	281	63	0.29	4	330	377	4.36	29	143	0.08	43	10	78	180
JM RC-35-07	200	202	100131	EXT	0.27	4.7	7.16	609	90	0.5	2	0.03	2.2	11	4	5600	3.91	2.27	0.14	74	58	0.36	4	350	157	4.82	37	139	0.08	47	10	111	110
JM RC-35-07	202	204	100132	EXT	0.198	2	8.4	85	300	0.6	2	0.05	0.5	25	4	3600	3.23	2.11	0.15	81	66	0.25	6	240	97	3.63	13	66	0.08	27	10	23	30
JM RC-35-07	204	206	100133	EXT	0.278	1.6	5.96	41	120	0.6	2	0.03	0.5	14	5	3480	2.71	1.8	0.15	57	66	0.14	5	210	60	2.64	5	58	0.08	21	10	14	20
JM RC-35-07	206	208	100134	EXT	0.288	0.9	6.19	12	210	0.7	2	0.02	1.6	18	4	3390	2.85	2.33	0.17	45	38	0.12	4	200	58	2.38	5	47	0.08	20	10	11	20
JM RC-35-07	208	210	100135	EXT	0.322	1.1	6.90	48	180	0.7	2	0.03	0.5	15	6	3480	3.38	2.38	0.18	74	43	0.19	6	210	47	3.04	5	55	0.08	21	10	14	20
JM RC-35-07	210	212	100136	EXT	0.181	1	6.67	29	210	0.7	2	0.03	0.5	14	7	3050	2.34	2.51	0.18	33	33	0.14	7	140	42	2.11	5	45	0.07	21	10	12	30
JM RC-35-07	212	214	100137	EXT	0.293	1.1	6.79	6	230	0.8	2	0.02	0.5	15	3	3440	2.42	2.53	0.14	42	48	0.15	6	210	35	2.17	5	48	0.07	19	10	10	30
JM RC-35-07	214	216	100138	EXT	0.242	0.9	6.57	5	190	0.8	2	0.03	0.5	13	3	3480	2.75	2.18	0.14	56	44	0.15	8	220	23	2.46	5	48	0.07	18	10	12	30
JM RC-35-07	216	218	100139	EXT	0.38	1.2	6.15	25	140	0.7	2	0.03	0.5	23	6	5470	3.22	2.88	0.13	34	63	0.14	12	240	25	3.23	5	90	0.08	23	10	12	30
JM RC-35-07	218	220	100140	EXT	0.304	1.1	6.50	16	180	0.7	2	0.03	0.5	17	7	4880	3.41	2.38	0.15	40	55	0.15	8	250	28	3.25	7	52	0.07	25	10	11	30
JM RC-35-07	220	222	100141	EXT	0.364	1.2	6.64	17	200	0.7	2	0.05	0.5	24	8	5100	3.11	2.15	0.14	66	60	0.2	10	290	20	3.11	6	57	0.07	32	10	12	20
JM RC-35-07	222	224	100142	ORG	0.293	0.6	6.22	19	300	1	2	0.05	0.5	12	8	4910	2.3	2.27	0.18	47	60	0.22	7	250	17	2.27	5	57	0.14	37	10	12	20
JM RC-35-07	224	226	100144	EXT	0.308	0.9	6.18	5	200	0.8	2	0.04	0.5	13	4	5270	2.36	1.98	0.13	38	50	0.18	8	230	12	2.36	5	40	0.07	28	10	11	20
JM RC-35-07	226	228	100145	EXT	0.38	1	5.84	6	140	0.7	2	0.04	0.5	12	8	5190	2.57	1.84	0.11	43	68	0.15	7	300	11	2.56	5	54	0.06	31	10	11	20
JM RC-35-07	228	230	100146	EXT	0.307	1	6.67	25	140	1	2	0.05	0.5	17	15	4430	2.47	1.96	0.12	81	37	0.24	13	330	12	2.9	6	81	0.12	43	10	13	30
JM RC-35-07	230	232	100147	EXT	0.303	1.2	6.66	24	430	0.8	2	0.04	0.5	14	12	4430	2.26	1.82	0.12	46	47	0.15	12	300	15	2.21	5	82	0.06	35	10	15	20
JM RC-35-07	232	234	100148	EXT	0.316	1.4	6.52	16	440	1.5	2	0.06	0.5	17	16	6140	2.16	3.27	0.17	37	57	0.18	21	450	15	1.95	5	100	0.14	56	10	10	30
JM RC-35-07	234	236	100149	EXT	0.242	1	6.18	29	208	1.1	2	0.06	0.5	10	11	5300	3.06	3.52	0.18	42	85	0.24	10	460	16	3.15	5	100	0.11	48	10	12	30
JM RC-35-07	236	238	100150	EXT	0.16	0.7	6	5	130	0.7	2	0.02	0.5	24	3	3980	3.76	2.22	0.12	31	317	0.17	4	310	10	3.61	5	61	0.07	30	10	10	30
JM RC-35-07	238	240	100151	EXT	0.341	1.1	6.86	16	200	0.6	2	0.02	0.5	24	4	4730	3.48	3.48	0.15	30	96	0.15	16	280	6	3.33	5	60	0.06	34	10	9	20
JM RC-35-07	240	242	100152	EXT	0.308	1.4	4	170	300	0.5	2	0.06	0.5	1	6	308	2.29	1.48	0.05	80	45	0.1	4	380	81	0.98	6	98	0.06	25	10	11	60
JM RC-35-07	242	244	100153	EXT	0.203	2.1	6.60	61	280	0.6	2	0.03	0.5	15	4	4570	2.79	2.48	0.17	34	78	0.18	8	240	24	2.61	5	65	0.08	30	10	21	30
JM RC-35-07	244	246	100154	ORG	0.229	1.1	7.11	30	580	0.9	2	0.03	0.5	9	4	4440	1.88	2.31	0.17	25	94	0.13	10	250	8	1.51	5	61	0.07	22	10	13	20
JM RC-35-07	246	248	100156	EXT	0.196	0.8	6.88	16	240	1	2	0.02	0.5	17	3	4480	2.98	2.52	0.18	36	56	0.13	13	240	5	2.46	6	58	0.06	24	10	13	30
JM RC-35-07	248	250	100157	EXT	0.176	0.8	7.12	10	280	1.1	2	0.03	0.5	14	1	4640	2.61	2.54	0.21	51	74	0.13	16	280	9	1.91	5	68	0.08	27	10	10	10
JM RC-35-07	250	252	100158	EXT	0.203	0.8	6.71	24	180	0.8	2	0.03	2.2	19	2	4380	2.67	2.71	0.18	28	63	0.14	8	270	6	2.48	5	79	0.08	27	10	16	20
JM RC-35-07	252	254	100159	EXT	0.344	2.7	6.41	22	200	1	2	0.03	0.6	12	5	5080	2.47	2.43	0.17	32	114	0.14	6	280	11	1.88	5	74	0.08	21	10	17	20
JM RC-35-07	254	256	100160	EXT	0.18	0.8	6.54	9	340	1.1	2	0.02	0.5	15	1	4980	2.42	2.35	0.17	28	81	0.13	8	230	5	2.05	5	44	0.08	18	10	11	20
JM RC-35-07	256	258	100161	EXT	0.215	0.7	6.75	14	210	1.3	2	0.02	0.5	19	3	4280	2.52	2.38	0.18	21	57	0.13	14	220	3	2.05	5	32	0.08	23	10	10	10
JM RC-35-07	258	260	100162	EXT	0.194	1.6	6.7	8	680	1.3	2	0.03	1.2	11	8	3880	2.08	2.36	0.15	24	46	0.14	10	230	7	1.52	5	33	0.08	22	10	12	20
JM RC-35-07	260	262	100163	EXT	0.197	0.6	6.27	27	430	1.1	2	0.03	0.5	13	1	3240	2.21	2.28	0.18	47	66	0.14	8	280	10	1.77	5	37	0.07	19	10	16	20
JM RC-35-07	262	264	100164	EXT	0.191	0.5	6.5	12	180	1.1	1	0.02	0.6	21	1	3100	3.28	2.47	0.15	21	110	0.15	8	280	6	3.08	5	30	0.08	24	10	10	10
JM RC-35-07	264	266	100165	EXT	0.348	0.6	7.38	12	580	1.3	2	0.03	0.5	11	3	3650	2.31	2.31	0.19	33	63	0.14	10	240	7	1.78	5	29	0.08	25	10	11	10
JM RC-35-07	266	268	100166	EXT	0.21	0.7	7.72	7	580	1.6	2	0.04	0.5	20	2	3660	2.11	2.58	0.2	32	58	0.17	13	290	6	1.98	6	67	0.07	22	20	11	10
JM RC-35-07	268	270	100167	EXT	0.341	0.7	7.23	11	480	1.6	2	0.03	0.5	24	1	3640	2.28	2.24	0.18	33	72	0.15	16	280	5	1.84	5	53	0.07	20	10	13	10
JM RC-35-07	270	272	100168	EXT	0.162	0.6	6.96	23	470	1.3	2	0.05	0.5	16	8	3210	2.45	2.24	0.19	40	98	0.19	12	280	13	2.01	5	43	0.07	21	10	12	10
JM RC-35-07	272	274	100169	EXT	0.157	0.6	6.46	25	370	1.2	2	0.05	0.5	12	3	3300	2.14	2.16	0.19	33	94	0.19	14	230	11	1.88	5	45	0.07	18	10	14	10
JM RC-35-07	274	276	100170	EXT	0.138	0.5	6.80	11	360	1.2	2	0.05	0.5	13	2	3000	2.14	2.33	0.19	40	64	0.19	12	280	8	1.79	6	52	0.07	20	10	10	10
JM RC-35-07	276	278	100171	EXT	0.110	0.5	7.11	22	370	1.2	2	0.03	0.5	10	3	2700	1.98	2.39	0.18	41	82	0.18	11	250	4	1.44	5	48	0.07	20	10	10	10
JM RC-35-07	278	280	100172	EXT	0.232	0.7	7.05	12	350	1.7	2	0.04	1.8	20	5	2860	1.84	2.87	0.16	35	58	0.2	8	200	11	1.34	6	63	0.06	21	10	20	10
JM RC-35-07	280	282	100173	EXT	0.144	0.6	7.48	13	280	1.5	2	0.05	0.5	13	4	3200	1.47	2.06	0.17	27	116	0.21	8	280	11	1.11	5	60	0.08	20	10	12	10
JM RC-35-07	282	284	100174	EXT	0.140	1	6.78	170	290	1.3	2	0.04	0.5	22	2	3090	2.07	3.06	0.15	31	58	0.33	11	270	15	2.37	6	63	0.04	16	20	16	20
JM RC-35-07	284	286	100175	EXT	0.112	1.5	6.27	814	160	1	2	0.03	1.8	11	3	3430	3.02	1.87	0.13	81	145	0.28	4	278	27	2.96	31	144	0.05	18	10	137	70
JM RC-35-07	286	288	100176	ORG	0.108	0.6	6.7	30	340	1.3	2	0.02	0.5	14	3	3380	2.17	2.2	0.17	35	452	0.23	7	240	8	2.12	5	33	0.06	22	10	17	30
JM RC-35-07	288	290	100178	EXT	0.142	0.6	6.38	15	250	1.2	2	0.02	0.5	14	4	2440	2.79	2.34	0.2	76	68	0.18	7	280	10	2.08	5	42	0.06	24	10	10	10
JM RC-35-07	290	292	100179	EXT	0.224	1.5	6.54	286	270	1.4	2	0.05	0.5	11	8	2210	2.2	2.26	0.17	57	48	0.24	8	310	11	2.06	10	72	0.06	16	10	18	30
JM RC-35-07	292	294	100180	EXT	0.156	1.4	6.62	210	190	1.2	2	0.07	0.5	12	6	2330	2.37	2.37	0.17	90	73	0.22	8	240	5	2.31	16	38	0.08	18	10	16	20
JM RC-35-07	294	296	100181	EXT	0.130	1.4	7.91	14	250	1.5	2	0.03	0.5	16	13	2400	2.23	3.72	0.25	63	288	0.23	17	270	8	1.88	5	40	0.08	40	10	14	20
JM RC-35-07	296	298	100182	EXT	0.107	2.3	6.73	150	230	1.2	2	0.02	1.3	17	6	2540	2.38	2.42	0.18	64	66	0.2	18	310	17	2.21	56	83	0.08	22	10	71	70
JM RC-35-07	298	300	100183	EXT	0.13	1.5	5.64	355	210	0.7	3	0.03	0.5	11	8	2640	2.79	3.06	0.15	68	70	0.18	8	280	30	2.88	40	85	0.05	18	10	47	40
JM RC-35-07	300	302	100184	EXT	0.253	1.1	6.75	88	200	0.7	2	0.03	0.5	6	5	3550	2.58	2.18	0.18	58	85	0.17	6	210	8	2.88	8	32	0.06	14	10	34	40
JM RC-35-07	302	304	100185	EXT	0.257	1.1	5.88	30	320	0.8	2	0.02	0.5	8	4	2610	2.6	2.28	0.17	62	87	0.14	8	220	10	2.6	10	29	0.06	16	10	20	20
JM RC-35-07	304	306	100186	EXT	0.226	1.3	5.82	22	230	0.6	2	0.02	0.5	10	6	3280	2.65	2.38	0.17	62	80	0.13	13	220	13	2.35	5	37	0.08	15	10	87	20
JM RC-35-07	306	308	100187	EXT	0.226	2	6.41	40	380	0.6	2	0.03	0.6	18	12	3880	2.45	2.43	0.2	62	66	0.11	8	230	22	2.02	33	47	0.08	21	10	38	30
JM RC-35-07	308	310	100188	EXT	0.315	4.5	5.6	308	210	0.6	2	0.02	2.3	12	8	4840	2.93	2.38	0.19	82	80	0.1	8	240	17	2.64	153	35	0.06	16	10	125	110
JM RC-35-07	310	312	100189	EXT	0.180	2.2	5.35	103	130	0.7	2	0.02	1.1	31	13	641	3.73	2.25	0.17	98	191	0.1	14	220	16	3.68	82	40	0.06	17	30	66	60
JM RC-35-07	312	314	100190	EXT	0.188	1.4	5.38	38	140	0.7	2	0.03	0.5	32	18	2640	3.08	1.48	0.17	47	61	0.11	17	220	14	3.08	12	36	0.04	18	10	62	20
JM RC-35-07	314	316	100191	EXT	0.201	1.2	5.31	68	130	0.6	2	0.02	0.5	21	12	2370	3.53	2.2	0.15	61	62	0.11	19	210	12	3.44	24	32	0.04	15	10	35	30
JM RC-35-07	316	318	100192	EXT	0.172	1.2	5.51	121	180	0.8	2	0.07	0.8	16	84	3220	2.25	2.14	0.18	60	208	0.12	51	280	28	2.02	17	34	0.06	15	10	28	20
JM RC-35-07	318	320	100193	EXT	0.219	2.1	5.42	614	150	0.7	2	0.05	0.8	38	7	2320	2.66	2.01	0.13	98	298	0.13	14	380	48	2.71	63	108	0.06	17	10	151	100
JM RC-35-07	320	322	100194	EXT	0.142	2.1	5.05	83	150	0.7	2	0.03	0.5	21	10	3010	3.05	1.98	0.18	42	83	0.11	18	210	11	3.11	96	36	0.04	18	10	78	70
JM RC-35-07	322	324	100195	EXT	0.140	1	4.38	23	120	0.7	2	0.07	0.5	13	24	3330	1.86	1.47	0.14	33	68	0.1	19	200	7	1.86	11	28	0.03	11	10	17	10
JM RC-35-07	324	326	100196	EXT	0.190	3.4	5.86	180	180	1	2	0.02	0.7	74	17	4480	2.43	2.3	0.18	53	60	0.15	15	280	6	2.43	103	40	0.06	14	340	98	120
JM RC-35-07	326	328	100197	EXT	0.250	2.7	5.04	144	190	0.8	2	0.02	0.8	81	16	3880	2.46	1.98	0.18	62	78	0.12	15	220	6	2.3	114	34	0.04	14	340	83	130
JM RC-35-07	328	330	100198	EXT	0.17	1.3	5.31	31	228	0.8	2	0.02	0.5	16	14	3330	2.3	2.06	0.18	42	78	0.11	24	228	4	2.22	17	34	0.04	14	90	30	30
JM RC-35-07	330	332	100199	EXT	0.237	1.7	5.08	23	280	1	2	0.02	0.5	18	12	3880	2.2	1.6	0.16	46	118	0.11	15	230	8	2.21	8	54	0.04	14	60	16	30
JM RC-35-07	332	334	100200	EXT	0.190	2.7	5.44	175	270	0.8	2	0.03	0.8	27	10	4170	2.59	1.82	0.17	81	138	0.15	27	270	31	2.87	18	57	0.04	19	40	36	40
JM RC-35-07	334	336	100201	EXT	0.215	1.2	5.87	18	350	1	2	0.02	0.5	15	7	4280	2.64	1.7	0.2	78	61	0.14	18	280	7	1.87	7	44	0.05	17	10	16	10
JM RC-35-07	336	338	100202	ORG	0.198	2.4	7.28	144	410	1.4	2	0.03	0.7	12	8	3140	2	2.33	0.25	48	74	0.24	8	420	11	2.77	46	83	0.06	34	10	46	90
JM RC-35-07	338	340	100204	EXT	0.153	2	7.48	138	530	1.6	2	0.06	1.8	9	9	2880	1.87	2.54	0.3	53	170	0.18	8	780	18	1.81	31	65	0.04	34	10	48	40
JM RC-35-07	340	342	100205	EXT	0.234	3.4	8.25	24	410	1.5	2	0.03	11.1	6	9	3750	1.84	2.38	0.27	76	118	0.11	8	280	15	1.88	22	55	0.04	23	10	34	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-35-07	342	344	108206	EXT	0.271	4.8	7.07	82	320	1.7	2	0.04	38.2	12	10	4090	1.73	2.06	0.33	96	78	0.14	6	340	33	1.63	49	47	0.07	38	10	143	80
JM RC-35-07	344	346	108207	EXT	0.199	2.9	5.82	145	390	1.1	2	0.03	3.6	10	8	3540	1.72	2.12	0.21	54	88	0.18	9	290	17	2.07	15	45	0.04	38	10	28	80
JM RC-35-07	346	348	108208	EXT	0.207	1.7	6.8	19	380	1.8	2	0.04	2.7	20	6	3750	1.82	2.37	0.23	81	116	0.2	13	320	5	1.91	5	46	0.04	34	10	23	80
JM RC-35-07	348	350	108209	EXT	0.158	2	6.89	[illegible]	310	1.5	2	0.07	1.5	24	23	3000	2.06	2.14	0.14	45	42	0.46	27	910	65	3.54	38	377	0.14	102	10	32	240
JM RC-35-07	350	352	108210	EXT	0.126	1.4	6.77	21	230	1.4	2	0.04	6.5	19	16	2250	1.8	2.31	0.26	72	172	0.2	13	380	5	1.4	11	25	0.08	38	10	20	20
JM RC-35-07	352	354	108211	EXT	0.134	2.8	7.52	45	210	1.5	2	0.09	3.6	4	6	2830	1.47	1.87	0.26	66	40	0.14	6	270	60	1.21	30	38	0.06	23	10	54	90
JM RC-35-07	354	356	108212	EXT	0.165	4.4	6.81	40	340	1.5	2	0.03	6.6	15	1	2940	1.82	2.71	0.27	76	184	0.13	18	240	56	1.29	108	38	0.06	25	10	86	40
JM RC-35-07	356	358	108213	EXT	0.143	3.5	6.48	29	220	1.7	2	0.03	1.1	16	13	3140	1.88	2.34	0.29	96	171	0.13	13	220	12	1.65	48	21	0.05	26	10	176	20
JM RC-35-07	358	360	108214	EXT	0.198	2.8	6.38	29	200	1.4	2	0.06	0.5	6	21	3380	1.9	1.56	0.29	76	114	0.2	16	340	30	1.47	19	30	0.06	43	10	78	30
JM RC-35-07	360	362	108215	EXT	0.203	1.4	7.28	25	270	1.8	2	0.05	1.8	11	16	3770	1.64	1.66	0.25	92	66	0.83	12	380	28	1.87	8	36	0.08	44	10	188	20
JM RC-35-07	362	364	108216	EXT	0.244	1.8	5.07	12	380	2.5	2	0.06	0.5	50	19	3540	1.43	2.06	0.28	66	112	0.22	18	620	8	1.42	5	28	0.15	82	10	84	10
JM RC-35-07	364	366	108217	EXT	0.162	1.3	5.62	7	450	1.4	2	0.05	0.6	23	5	3080	1.32	1.81	0.26	80	46	0.11	10	230	2	0.82	5	17	0.05	22	10	78	10
JM RC-35-07	366	368	108218	EXT	0.113	1.1	6.64	25	390	1.5	2	0.02	0.5	15	6	2430	1.88	1.79	0.23	79	71	0.11	6	180	15	1.48	14	19	0.06	22	10	38	10
JM RC-35-07	368	370	108219	EXT	0.118	1.8	6.13	14	340	1.8	2	0.03	0.5	7	8	2920	1.82	2.14	0.31	79	53	0.14	6	230	24	1.45	8	22	0.05	24	10	41	30
JM RC-35-07	370	372	108220	EXT	0.132	1	6.74	9	300	1.7	2	0.03	0.5	18	6	2720	1.58	2.12	0.1	76	117	0.12	7	300	6	1.2	6	21	0.07	35	10	27	10
JM RC-35-07	372	374	108221	EXT	0.086	1.2	5.41	8	200	1.2	2	0.04	0.5	11	7	1970	1.46	1.81	0.23	65	120	0.12	6	420	5	1.27	5	51	0.06	28	10	17	10
JM RC-35-07	374	376	108222	EXT	0.15	2.8	6.04	17	200	1.7	2	0.03	0.5	24	5	2730	2.72	2.43	0.23	44	73	0.18	6	430	2	2.4	6	26	0.08	18	10	22	10
JM RC-35-07	376	378	108223	EXT	0.208	3.2	6.18	52	240	1.8	2	0.04	0.5	12	4	3050	2.85	2.44	0.26	116	80	0.17	2	480	25	2.64	18	33	0.06	21	10	47	30
JM RC-35-07	378	380	108224	EXT	0.193	2.8	5.72	284	210	1.5	3	0.03	0.5	40	5	3220	3.52	2.18	0.23	109	181	0.14	11	318	28	3.73	30	37	0.04	23	10	45	30
JM RC-35-07	380	382	108225	EXT	0.196	3.1	7.18	119	250	2	2	0.03	1.3	30	6	3130	1.8	1.86	0.24	108	44	0.44	10	320	13	1.81	25	32	0.11	40	10	338	20
JM RC-35-07	382	384	108226	EXT	0.218	2.6	7.84	13	310	2.8	2	0.03	2.1	86	4	3350	1.63	1.95	0.23	61	63	0.3	31	460	5	1.83	10	26	0.14	47	10	138	30
JM RC-35-07	384	386	108227	ORG	0.1	2.2	4.88	5	1000	2.5	2	0.03	1.1	50	3	3010	1.6	3.17	0.35	128	42	0.23	30	380	5	1.8	18	28	0.1	44	10	116	20
JM RC-35-07	386	388	108228	EXT	0.12	4	5.95	58	460	1.8	3	0.03	0.5	14	4	2480	1.86	2.36	0.28	163	77	0.18	2	740	2	1.54	24	19	0.09	22	10	67	70
JM RC-35-07	388	390	108230	EXT	0.173	2.8	5.45	133	430	1.8	3	0.02	0.8	12	3	3770	1.63	2.22	0.22	70	76	0.18	3	280	38	1.96	23	26	0.06	20	10	387	160
JM RC-35-07	390	392	108231	EXT	0.203	1	7.74	16	818	2.5	2	0.06	0.5	40	12	2880	1.62	1.9	0.19	60	31	0.96	18	430	6	2.04	5	50	0.18	47	10	81	40
JM RC-35-07	392	394	108232	EXT	0.108	0.5	6.62	5	320	1.5	3	0.06	0.9	11	4	2480	1.4	1.64	0.22	60	17	1.63	2	330	18	1.29	5	43	0.08	25	10	102	30
JM RC-35-07	394	396	108233	EXT	0.220	1.2	6.38	15	560	1.7	2	0.05	1.7	7	4	3010	1.45	2.3	0.28	67	78	0.72	3	340	58	1.48	5	38	0.07	33	10	528	60
JM RC-35-07	396	398	108234	EXT	0.134	0.8	7.23	30	518	2.3	2	0.03	0.5	10	1	2790	1.46	2.31	0.22	54	38	0.52	4	580	14	1.86	5	54	0.13	46	10	136	130
JM RC-35-07	398	400	108235	EXT	0.138	2.5	6.5	12	880	2	4	0.03	0.5	14	2	1880	1.02	2.33	0.26	99	11	0.44	7	330	12	1.37	35	31	0.11	32	10	80	30
JM RC-35-07	400	402	108236	EXT	0.084	2.5	5.48	22	430	1.8	2	0.02	0.5	7	3	1130	1.43	2.4	0.27	108	16	0.08	1	230	18	1.33	7	32	0.04	17	10	51	40
JM RC-35-07	402	404	108237	EXT	0.037	0.5	6.14	11	400	1.8	3	0.02	0.5	8	4	1080	1.28	2.32	0.31	116	37	0.12	1	280	4	1.16	5	28	0.06	21	10	37	10
JM RC-35-07	404	406	108238	EXT	0.058	1.4	5.98	111	410	1.4	2	0.02	1.3	6	5	1440	1.72	2.53	0.23	78	26	0.08	1	300	34	1.67	11	58	0.04	21	10	200	240
JM RC-35-07	406	408	108239	EXT	0.079	1.1	7.48	5	580	3	2	0.03	0.5	18	4	1360	1.34	2.47	0.3	130	12	0.25	4	430	15	1.63	5	66	0.1	38	10	63	10
JM RC-35-07	408	410	108240	EXT	0.087	1	6.27	21	870	1.8	3	0.02	1.4	7	5	2180	1.6	2.58	0.22	80	23	0.08	1	310	34	1.66	10	52	0.07	23	10	280	440
JM RC-35-07	410	412	108241	EXT	0.273	2.1	6.91	5	730	1.8	2	0.04	1.8	6	7	3230	1.47	2.46	0.27	106	16	1.1	1	480	148	1.86	5	100	0.08	34	10	452	380
JM RC-35-07	412	414	108242	EXT	0.163	1.8	6.24	14	580	1.8	2	0.08	0.7	4	5	2280	1.53	2.56	0.3	88	26	0.22	3	330	37	1.28	11	51	0.08	33	10	204	90
JM RC-35-07	414	416	108243	EXT	0.061	0.8	6.14	16	820	2.3	2	0.3	0.8	11	8	1320	1.6	2.67	0.4	140	13	0.58	4	1020	18	0.98	12	73	0.13	98	10	344	40
JM RC-35-07	416	418	108244	EXT	0.088	0.5	6.44	14	480	8.2	2	0.49	0.8	11	3	994	1.05	2.7	0.57	230	35	0.77	6	1780	14	1.45	14	98	0.15	57	10	386	20
JM RC-35-07	418	420	108245	EXT	0.094	0.5	4.38	28	480	0.3	2	0.37	0.5	10	3	880	2.84	2.81	0.81	181	25	0.57	6	880	5	2.1	18	74	0.18	64	10	280	20
JM RC-36-07	0	2	108246	EXT	0.302	1.3	4.18	142	380	0.5	2	0.05	0.5	1	7	245	2.18	1.48	0.05	84	44	0.1	2	418	44	0.98	5	100	0.08	26	10	12	60
JM RC-36-07	2	4	108247	EXT	0.415	3	4.8	66	310	0.5	2	0.05	0.5	1	8	114	2.64	1.74	0.06	87	45	0.11	7	400	43	1.18	5	65	0.06	26	10	15	90
JM RC-36-07	4	6	108248	EXT	0.379	0.8	5.95	28	480	0.5	2	0.08	0.5	2	8	100	2.47	2.1	0.07	68	98	0.11	4	540	187	0.65	5	124	0.07	36	10	11	30
JM RC-36-07	6	8	108249	EXT	0.418	1.5	6.15	21	480	0.5	2	0.05	0.5	2	8	80	2.48	2.22	0.1	71	51	0.1	4	520	174	0.88	5	181	0.08	32	10	18	30
JM RC-36-07	8	10	108250	EXT	0.288	1	5.22	27	310	0.5	2	0.04	0.5	1	4	58	2.98	2.06	0.08	66	43	0.1	2	480	142	1.34	5	181	0.05	26	10	10	30
JM RC-36-07	10	12	108251	ORG	0.489	0.8	4.88	29	340	0.5	2	0.07	0.5	1	5	50	3.84	1.82	0.08	83	54	0.11	2	700	128	1.15	5	232	0.06	48	10	11	10
JM RC-36-07	12	14	108253	EXT	0.531	1.2	7.48	18	880	0.5	2	0.09	0.5	1	22	66	3.87	2.15	0.14	67	27	0.14	4	880	67	1.4	5	258	0.23	63	10	18	30
JM RC-36-07	14	16	108254	EXT	0.525	1.3	6.31	22	840	0.6	2	0.09	0.5	1	24	57	3.18	2.33	0.15	47	30	0.14	3	820	56	0.79	5	305	0.25	74	10	18	20
JM RC-36-07	16	18	108255	EXT	0.084	1.5	6.86	11	840	0.6	2	0.06	0.5	1	33	76	2.88	2.37	0.14	66	31	0.12	4	480	63	0.78	5	114	0.14	48	10	10	20
JM RC-36-07	18	20	108256	EXT	0.477	1.8	6.83	7	850	0.6	2	0.05	0.5	1	5	80	1.86	2.07	0.14	58	48	0.11	1	580	111	0.88	5	141	0.08	27	10	13	20
JM RC-36-07	20	22	108257	EXT	0.425	1.1	6.46	11	710	0.5	3	0.04	0.5	1	7	76	2.06	2.08	0.14	61	71	0.1	2	530	82	0.71	5	301	0.07	37	10	14	20
JM RC-36-07	22	24	108258	EXT	0.407	1.1	5.47	8	900	0.5	2	0.04	0.5	1	6	81	2.02	2.18	0.14	63	45	0.11	1	430	83	0.7	5	123	0.08	31	10	15	10
JM RC-36-07	24	26	108259	EXT	0.496	1.4	8.23	13	900	0.5	2	0.04	0.5	1	9	103	2.08	2.02	0.13	82	36	0.11	3	400	44	0.65	6	106	0.1	34	10	14	10
JM RC-36-07	26	28	108260	EXT	0.286	0.8	8.1	18	850	0.5	2	0.08	0.5	1	8	87	2.45	2.28	0.12	65	56	0.15	3	840	48	0.74	5	321	0.14	58	10	11	10
JM RC-36-07	28	30	108261	EXT	0.145	0.7	6.86	28	740	0.6	2	0.09	0.5	3	6	39	2.01	2.34	0.13	28	28	0.21	3	1010	83	1.14	5	408	0.18	67	10	9	10
JM RC-36-07	30	32	108262	EXT	0.179	0.7	10.55	88	740	0.6	2	0.06	0.5	8	6	948	2.28	2.8	0.18	28	30	0.25	5	780	47	1.51	5	358	0.12	73	10	13	10
JM RC-36-07	32	34	108263	EXT	0.28	1.1	10.15	30	170	0.8	2	0.14	0.6	15	17	6080	4.78	2.64	0.18	22	47	0.13	13	1640	56	3.88	5	515	0.38	151	10	18	30
JM RC-36-07	34	36	108264	EXT	0.197	0.7	9.43	8	270	0.6	2	0.13	0.5	12	17	3480	4.9	2.35	0.24	33	318	0.15	8	1320	84	3.94	5	336	0.28	178	10	25	10
JM RC-36-07	36	38	108265	EXT	0.182	0.8	9.52	18	110	0.6	2	0.14	0.5	14	22	2730	6.01	2.63	0.12	33	130	0.13	8	1430	105	6.15	5	335	0.25	178	10	18	20
JM RC-36-07	38	40	108266	EXT	0.284	1	9.58	18	130	0.5	2	0.14	0.5	14	44	2880	4.87	2.48	0.12	38	34	0.12	21	1380	98	5.27	5	240	0.28	158	10	10	40
JM RC-36-07	40	42	108267	ORG	0.31	1.2	10.4	22	130	0.5	2	0.15	0.5	30	108	4730	6.83	2.82	0.18	36	132	0.13	40	1340	47	5.86	5	184	0.27	163	10	20	30
JM RC-36-07	42	44	108268	EXT	0.156	0.7	5.81	12	80	0.5	2	0.06	0.5	7	8	1310	4.48	1.48	0.07	37	45	0.06	4	980	122	4.83	5	187	0.08	36	10	17	30
JM RC-36-07	44	46	108270	EXT	0.38	1.1	7.36	18	80	0.5	2	0.12	0.5	8	13	2100	5.74	2.31	0.11	31	118	0.12	7	1080	146	6.22	5	231	0.18	138	10	12	30
JM RC-36-07	46	48	108271	EXT	0.22	1	8.29	61	280	0.6	2	0.12	0.5	15	17	3480	4.14	2.28	0.14	15	117	0.32	8	1118	88	3.87	7	230	0.33	136	10	17	20
JM RC-36-07	48	50	108272	EXT	0.138	0.6	8.43	13	180	0.5	2	0.1	0.5	18	8	2730	3.18	2.72	0.27	21	32	0.12	4	830	58	3.34	5	102	0.22	119	10	21	30
JM RC-36-07	50	52	108273	EXT	0.279	0.6	6.64	16	170	0.6	2	0.1	0.5	19	14	2480	4.38	2.41	0.16	32	51	0.1	8	1050	88	4.3	5	231	0.18	117	10	13	10
JM RC-36-07	52	54	108274	EXT	0.306	0.6	8.12	14	230	0.5	2	0.12	0.6	17	27	2050	3.77	2.48	0.15	12	78	0.08	15	1280	40	3.81	5	405	0.28	124	10	8	10
JM RC-36-07	54	56	108275	EXT	0.220	0.6	6	30	620	0.5	2	0.09	0.5	5	17	437	4.21	2.47	0.13	21	71	0.07	4	1000	38	1.51	5	388	0.25	85	10	10	20
JM RC-36-07	56	58	108276	EXT	0.288	0.5	6.5	5	570	0.5	2	0.08	0.6	5	16	302	3.73	1.92	0.11	28	46	0.07	4	640	24	1.05	5	156	0.18	47	10	8	10
JM RC-36-07	58	60	108277	EXT	0.352	0.5	7.19	14	540	0.5	2	0.08	0.5	5	25	583	3.98	1.91	0.13	20	64	0.07	5	950	25	1.26	5	166	0.23	121	10	6	10
JM RC-36-07	60	62	108278	EXT	0.336	0.5	6.77	12	540	0.5	2	0.07	0.5	4	28	138	4.28	2.32	0.1	28	68	0.07	2	800	34	1.38	5	140	0.18	129	10	7	10
JM RC-36-07	62	64	108279	EXT	0.418	0.5	7.08	24	230	0.5	2	0.08	0.6	6	21	218	4.07	2.54	0.12	21	74	0.08	8	910	28	2.25	5	147	0.17	117	10	7	10
JM RC-36-07	64	66	108280	EXT	0.408	0.5	7.24	12	180	0.5	2	0.07	0.5	7	19	1870	3.57	2.01	0.13	19	47	0.08	10	700	27	2.82	5	117	0.21	108	10	12	10
JM RC-36-07	66	68	108281	EXT	0.752	0.5	6.28	18	430	0.6	2	0.08	0.5	5	20	387	4.5	2.27	0.16	19	63	0.08	3	980	26	0.82	5	138	0.14	132	10	7	10
JM RC-36-07	68	70	108282	EXT	0.507	0.5	6.18	28	300	0.6	2	0.11	0.5	5	27	188	3.97	2.78	0.13	18	60	0.1	4	1130	40	2.17	5	229	0.25	138	10	10	10
JM RC-36-07	70	72	108283	EXT	0.342	0.5	6.17	34	170	0.5	2	0.1	0.5	12	27	747	4.81	2.64	0.13	15	51	0.1	7	1078	47	3.84	5	238	0.18	148	10	6	10
JM RC-36-07	72	74	108284	EXT	0.378	0.5	7.61	24	138	0.5	2	0.08	0.5	11	24	438	4.3	2.81	0.11	18	48	0.12	6	670	58	3.86	5	211	0.15	134	10	7	10
JM RC-36-07	74	76	108285	EXT	0.215	0.5	7.28	38	80	0.5	2	0.09	0.5	8	32	888	4.37	2.4	0.08	22	68	0.13	6	480	61	4.87	5	223	0.15	128	10	6	30
JM RC-36-07	76	78	108286	EXT	0.118	0.5	6.18	28	80	0.5	2	0.07	0.5	8	18	278	4.81	1.65	0.05	19	37	0.14	3	880	43	5.11	5	382	0.11	72	10	6	20
JM RC-36-07	78	80	108287	EXT	0.224	0.5	5.85	32	130	0.5	2	0.05	0.5	11	2	1220	3.71	2.85	0.06	28	54	0.11	3	430	37	4.88	5	238	0.06	38	20	11	30
JM RC-36-07	80	82	108288	EXT	0.28	0.5	7.88	38	148	0.5	2	0.07	0.6	12	34	1530	3.81	2.86	0.12	22	146	0.1	7	880	18	3.7	5	308	0.22	111	10	8	40
JM RC-36-07	82	84	108289	EXT	0.251	0.5	6.45	14	128	0.5	2	0.1	0.5	18	28	1880	4.37	2.83	0.12	15	80	0.1	9	980	37	4.35	5	194	0.21	134	10	22	20
JM RC-36-07	84	86	108290	ORG	0.401	0.5	6.25	44	110	0.8	2	0.1	0.5	15	27	1040	5.83	3.4	0.13	34	83	0.13	4	1170	58	4.72	5	331	0.19	134	10	8	10
JM RC-36-07	86	88	108292	EXT	0.217	0.8	7.78	51	80	0.5	2	0.1	0.6	15	25	250	4.88	3.06	0.14	15	37	0.11	8	1030	24	5.18	5	183	0.19	125	10	7	30
JM RC-36-07	88	90	108293	EXT	0.183	0.5	7.83	35	110	0.5	2	0.08	0.5	20	23	315	5.06	2.78	0.11	28	38	0.13	4	860	28	5.05	5	178	0.13	116	10	7	30
JM RC-36-07	90	92	108294	EXT	0.25	0.7	8.88	20	150	0.5	2	0.06	0.5	7	18	88	2.85	2.18	0.08	38	45	0.14	5	770	24	2.88	5	145	0.17	88	10	6	30
JM RC-36-07	92	94	108295	EXT	0.141	0.5	5.82	14	118	0.6	2	0.05	0.6	7	7	46	2.88	1.82	0.05	48	142	0.15	3	780	37	2.88	5	240	0.08	50	20	7	20
JM RC-36-07	94	96	108296	EXT	0.073	0.8	3.62	5	80	0.5	2	0.02	0.6	10	3	83	2.38	1.18	0.03	88	54	0.1	3	370	15	2.48	5	90	0.03	21	20	10	10
JM RC-36-07	96	98	108297	EXT	0.098	0.5	3.4	18	90	0.5	2	0.02	0.6	7	4	58	3.08	1.24	0.02	82	86	0.08	3	380	17	2.24	5	88	0.04	21	20	10	10
JM RC-36-07	98	100	108298	EXT	0.106	1.3	4.32	12	120	0.5	2	0.03	0.6	5	3	38	1.96	1.51	0.03	51	66	0.13	3	400	30	1.67	5	128	0.04	21	10	11	20
JM RC-36-07	100	102	108299	EXT	0.188	0.5	4.03	28	140	0.5	2	0.03	0.6	3	3	26	3.44	1.67	0.03	61	62	0.2	2	480	28	1.87	5	178	0.04	21	20	10	10
JM RC-36-07	102	104	108300	EXT	0.112	0.5	4.08	28	100	0.5	2	0.03	0.6	8	2	44	2.88	1.4	0.03	54	71	0.13	1	418	18	2.22	5	125	0.04	21	20	11	10
JM RC-36-07	104	106	108301	EXT	0.174	0.5	4.71	8	80	0.5	2	0.01	0.8	13	1	120	3.48	1.71	0.05	47	47	0.06	3	280	18	3.36	5	84	0.04	20	20	10	10
JM RC-36-07	106	108	108302	EXT	0.114	0.5	4.71	8	100	0.5	2	0.01	0.5	14	1	811	3.91	1.71	0.06	47	67	0.06	3	230	14	3.65	5	66	0.04	19	20	12	10
JM RC-36-07	108	110	108303	EXT	0.188	0.5	7.2	18	180	0.6	2	0.04	0.5	11	14	1430	3.78	2.64	0.15	34	73	0.1	8	980	19	3.87	5	128	0.18	48	10	9	10
JM RC-36-07	110	112	108304	EXT	0.187	0.6	7.57	18	170	0.6	2	0.06	0.5	20	28	2020	4.88	2.97	0.18	35	91	0.08	10	660	14	3.48	5	102	0.11	118	10	8	10
JM RC-36-07	112	114	108305	EXT	0.258	0.5	7.85	18	130	0.8	2	0.04	0.5	19	13	3220	5.67	2.88	0.12	41	104	0.06	6	630	23	5.43	5	180	0.1	80	10	10	10
JM RC-36-07	114	116	108306	EXT	0.148	0.5	4.77	12	100	0.5	2	0.02	0.5	16	1	1080	0.82	1.48	0.08	60	45	0.07	2	378	18	6.27	5	138	0.03	19	10	12	20
JM RC-36-07	116	118	108307	EXT	0.124	0.6	4.95	8	120	0.5	2	0.02	0.5	11	2	1400	3.18	1.91	0.09	48	30	0.07	4	280	13	3.81	5	88	0.04	15	10	14	20
JM RC-36-07	118	120	108308	EXT	0.186	0.5	5.12	18	110	0.5	2	0.03	0.5	13	2	807	4.82	2.03	0.08	53	28	0.08	2	370	18	4.14	5	112	0.04	23	10	15	20
JM RC-36-07	120	122	108309	EXT	0.148	0.5	7.18	18	118	0.7	2	0.05	0.5	14	5	2100	4.81	2.76	0.14	37	41	0.08	6	610	19	4.38	5	218	0.09	47	10	9	10
JM RC-36-07	122	124	108310	EXT	0.124	0.5	6.93	25	140	0.8	2	0.15	0.5	16	27	2000	4.42	2.7	0.19	28	90	0.11	21	1570	34	4.08	5	444	0.14	115	10	18	10
JM RC-36-07	124	126	108311	ORG	0.237	0.8	6.04	20	290	0.8	2	0.14	0.5	15	31	2400	4.88	2.73	0.17	60	246	0.11	21	1440	94	3.85	5	445	0.17	108	10	14	10
JM RC-36-07	126	128	108313	EXT	0.227	0.5	6.95	5	240	0.7	2	0.11	0.5	17	19	3320	3.81	2.85	0.19	29	120	0.08	14	1140	14	3.08	5	285	0.24	91	10	14	10
JM RC-36-07	128	130	108314	EXT	0.27	0.6	7.18	41	170	0.6	2	0.07	0.5	15	5	1820	5.82	2.87	0.15	31	60	0.13	5	830	22	4.06	5	135	0.15	43	10	17	10
JM RC-36-07	130	132	108315	EXT	0.191	0.5	5.57	14	128	0.6	2	0.03	0.5	13	1	1400	4.21	2.29	0.14	32	86	0.08	3	530	27	4.05	5	104	0.08	22	20	22	10
JM RC-36-07	132	134	108316	EXT	0.19	0.5	5.48	7	100	0.5	2	0.09	0.5	10	1	1320	3.84	2.3	0.11	37	38	0.08	3	330	30	3.84	5	95	0.05	22	20	23	10
JM RC-36-07	134	136	108317	EXT	0.206	0.5	7.71	6	110	0.8	2	0.08	0.6	18	7	2260	5.38	2.84	0.18	26	111	0.1	7	780	22	4.98	5	104	0.19	108	20	18	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_f_ppb
JM RC-36-07	136	138	108318	EXT	0.179	0.7	8.13	7	180	0.6	2	0.06	0.5	18	10	2410	3.37	2.58	0.14	34	75	0.1	8	430	30	3.36	5	61	0.09	40	20	17	10
JM RC-36-07	138	140	108319	EXT	0.166	0.6	5.27	47	110	0.5	2	0.04	0.5	9	2	1580	4.03	2.22	0.1	34	62	0.09	4	380	34	4.11	5	117	0.08	34	20	19	20
JM RC-36-07	140	142	108320	EXT	0.262	0.5	7.44	17	130	0.7	2	0.08	0.5	14	20	3880	4.94	3.04	0.19	34	91	0.13	10	910	25	5.01	5	164	0.18	139	20	13	30
JM RC-36-07	142	144	108321	EXT	0.16	0.5	9.07	13	300	0.4	2	0.08	0.5	23	17	2340	4.28	3.18	0.27	21	80	0.12	8	910	25	2.75	5	181	0.28	151	10	17	10
JM RC-36-07	144	146	108322	EXT	0.288	0.5	8.3	5	180	0.8	2	0.11	0.5	18	16	4030	5.2	3.1	0.28	30	98	0.13	7	1100	34	4.06	5	239	0.26	188	10	20	10
JM RC-36-07	146	148	108323	EXT	0.328	0.8	7.31	11	130	0.9	2	0.07	0.5	19	17	4880	4.47	2.73	0.21	48	99	0.13	10	780	17	3.5	5	141	0.22	120	50	16	20
JM RC-36-07	148	150	108324	EXT	0.254	0.8	7.67	28	80	1.1	2	0.08	0.5	18	27	3440	5.71	3.5	0.17	23	59	0.12	14	860	21	5.91	5	152	0.14	120	10	12	20
JM RC-36-07	150	152	108325	EXT	0.229	0.7	8.6	20	110	0.4	2	0.08	0.5	15	17	4030	5.5	2.76	0.15	34	74	0.12	8	810	28	5.78	5	148	0.11	108	10	14	30
JM RC-36-07	152	154	108326	EXT	0.248	0.8	6.37	11	80	0.7	2	0.11	0.5	19	20	3980	7.08	2.7	0.13	31	67	0.13	11	1080	58	7.98	5	230	0.08	104	10	16	30
JM RC-36-07	154	156	108327	EXT	0.153	0.5	6.06	14	180	0.4	2	0.08	0.5	18	32	2200	4.15	3.22	0.21	34	51	0.15	23	840	44	4.27	5	162	0.19	136	20	10	20
JM RC-36-07	156	158	108328	EXT	0.117	0.8	5.48	188	120	0.6	2	0.08	0.5	12	1	2130	3.31	2.2	0.12	36	61	0.1	5	580	45	3.81	5	164	0.08	30	30	13	30
JM RC-36-07	158	160	108329	EXT	0.123	0.7	6.57	149	110	0.4	2	0.07	0.5	14	4	2380	4.02	2.66	0.13	30	65	0.13	5	710	35	4.14	5	129	0.14	84	30	15	30
JM RC-36-07	160	162	108330	EXT	0.202	0.6	5.21	25	180	1	2	0.13	0.5	15	16	3050	4.6	3.72	0.41	17	141	0.17	8	1180	19	3.78	5	228	0.26	152	10	23	10
JM RC-36-07	162	164	108331	ORG	0.263	0.8	7.78	21	118	0.9	2	0.1	0.5	19	13	3840	5.51	3.37	0.3	26	138	0.17	8	1010	23	5.38	5	141	0.14	143	20	18	20
JM RC-36-07	164	166	108333	EXT	0.198	0.5	8.6	11	270	0.4	2	0.11	0.5	24	18	1910	4.71	2.79	0.79	25	88	0.19	7	1010	12	2.82	5	180	0.28	198	10	35	10
JM RC-36-07	166	168	108334	EXT	0.148	0.5	10	13	270	1	2	0.15	0.5	18	17	1780	5.38	2.65	0.88	25	196	0.28	7	1340	43	3.84	5	239	0.36	187	10	34	10
JM RC-36-07	168	170	108335	EXT	0.208	0.5	8.25	18	110	0.4	2	0.12	0.5	23	15	2080	5.98	2.74	0.25	21	85	0.23	7	1170	51	5.4	5	222	0.23	159	10	15	10
JM RC-36-07	170	172	108336	EXT	0.251	0.5	6.48	18	150	0.6	2	0.11	0.5	19	13	2230	5	2.73	0.54	36	194	0.18	7	1040	21	3.31	5	208	0.26	156	10	38	10
JM RC-36-07	172	174	108337	EXT	0.144	0.5	6.64	38	80	0.5	2	0.13	0.5	20	13	2700	5.6	3.82	0.48	23	72	0.22	7	1270	34	5.52	5	225	0.16	167	10	36	10
JM RC-36-07	174	176	108338	EXT	0.188	0.5	6.48	34	120	0.4	2	0.15	0.5	19	14	2858	5.21	2.82	0.41	23	125	0.23	5	1180	24	4.08	5	225	0.22	158	10	23	10
JM RC-36-07	176	178	108339	EXT	0.262	0.5	4.58	38	500	0.8	2	0.13	0.5	13	13	3880	4.74	2.54	0.56	25	228	0.34	5	1080	27	2.26	5	184	0.38	157	10	26	10
JM RC-36-07	178	180	108340	EXT	0.17	0.5	4.72	53	340	0.6	2	0.14	0.5	16	15	3170	4.13	2.66	0.53	23	76	0.27	8	1280	30	3.26	5	241	0.25	188	10	27	10
JM RC-36-07	180	182	108341	EXT	0.224	0.5	6.61	25	630	0.8	2	0.12	0.5	14	16	3370	4.36	2.18	0.56	23	218	0.27	8	1070	20	2.12	5	185	0.24	180	10	18	10
JM RC-36-07	182	184	108342	EXT	0.194	0.5	4.64	22	210	0.7	2	0.12	0.5	14	10	3380	4.56	2.48	0.52	23	102	0.26	8	1080	16	3.15	5	206	0.27	182	10	27	10
JM RC-36-07	184	186	108343	EXT	0.187	0.5	8.3	12	90	0.7	2	0.14	0.5	18	18	1640	6.28	2.57	0.34	25	66	0.26	8	1250	22	6.57	5	234	0.17	152	10	18	10
JM RC-36-07	186	188	108344	EXT	0.222	0.6	7.48	18	70	0.7	2	0.13	0.5	15	14	1790	6.28	2.38	0.15	30	180	0.27	7	1130	16	6.55	5	226	0.1	123	10	12	10
JM RC-36-07	188	190	108345	EXT	0.197	0.5	4.82	20	120	0.7	2	0.13	0.5	13	16	3040	5.5	2.37	0.23	38	188	0.32	6	1210	22	5.75	5	248	0.16	185	10	13	30
JM RC-36-07	190	192	108346	EXT	0.172	0.5	4.17	8	200	0.7	2	0.14	0.5	15	18	1940	5.15	2.24	0.66	20	141	0.23	6	1240	30	4.26	8	271	0.12	147	10	31	10
JM RC-36-07	192	194	108347	EXT	0.145	0.5	6.8	48	80	0.8	2	0.17	0.5	24	51	2480	6.15	2.46	0.35	24	101	0.28	29	1730	39	6.51	5	307	0.14	164	10	26	20
JM RC-36-07	194	196	108348	EXT	0.16	0.5	4.79	7	100	0.6	2	0.17	0.5	14	18	1380	5.75	2.86	0.39	20	118	0.31	18	1480	27	5.86	5	388	0.2	177	10	23	10
JM RC-36-07	196	198	108349	EXT	0.248	0.5	6.8	17	130	0.8	2	0.16	0.5	15	18	3330	5.73	2.38	0.61	45	121	0.3	10	1470	32	4.5	5	322	0.23	170	10	30	10
JM RC-36-07	198	200	108350	EXT	0.198	0.5	6.84	17	480	0.7	2	0.11	0.5	15	34	3050	4.51	2.44	0.6	33	45	0.27	9	1030	18	2.91	5	234	0.2	154	10	38	10
JM RC-36-07	200	202	108351	EXT	0.115	0.5	9.83	8	130	1	2	0.16	0.5	17	20	1420	5.51	3.04	0.51	48	88	0.4	9	1540	27	4.79	5	301	0.34	188	10	24	10
JM RC-36-07	202	204	108352	ORG	0.108	0.8	9.23	8	540	0.9	2	0.12	0.5	14	18	1110	4.78	2.78	0.75	48	71	0.32	10	1170	13	2.48	5	281	0.28	177	10	34	10
JM RC-36-07	204	206	108354	EXT	0.196	0.5	6.08	5	290	0.7	2	0.11	0.5	15	15	1320	5.33	2.29	0.93	66	84	0.25	10	800	16	2.91	5	208	0.23	143	10	43	10
JM RC-36-07	206	208	108355	EXT	0.14	0.5	7.9	5	300	0.7	2	0.1	0.5	17	15	1150	4.43	2.24	0.61	66	64	0.28	8	880	8	2.28	5	281	0.24	130	10	38	10
JM RC-36-07	208	210	108356	EXT	0.126	0.5	5.63	5	540	1.3	2	0.12	0.8	14	14	1380	3.7	1.98	0.57	57	74	0.37	9	1980	5	2.12	5	607	0.27	158	10	41	10
JM RC-36-07	210	212	108357	EXT	0.197	0.5	7.01	5	400	0.8	2	0.06	0.5	17	11	1640	4.3	2.38	0.56	78	109	0.2	7	510	2	2.48	5	163	0.17	80	10	35	10
JM RC-36-07	212	214	108358	EXT	0.211	0.5	6.8	5	560	0.7	3	0.08	0.5	16	12	1780	5.87	2.27	0.65	48	46	0.29	6	600	5	2.48	5	279	0.28	136	10	44	10
JM RC-36-07	214	216	108359	EXT	0.157	0.5	7.64	5	480	0.8	2	0.09	0.5	17	8	1350	4.39	2.22	0.59	57	78	0.24	7	780	9	2.65	5	267	0.21	182	10	37	10
JM RC-36-07	216	218	108360	EXT	0.222	0.5	7.91	5	320	0.7	2	0.08	0.5	17	14	1380	5.06	2.45	0.62	46	44	0.22	7	820	10	3.69	5	288	0.18	118	10	36	10
JM RC-36-07	218	220	108361	EXT	0.16	0.5	8.02	5	420	0.7	2	0.07	0.5	17	12	1540	4.82	2.56	0.6	73	70	0.21	10	810	11	3.16	5	148	0.23	119	10	43	10
JM RC-36-07	220	222	108362	EXT	0.2	0.5	7.95	5	370	0.6	2	0.07	0.6	15	11	1740	4.17	2.47	0.64	61	113	0.2	4	510	2	2.66	5	142	0.22	117	10	38	10
JM RC-36-07	222	224	108363	EXT	0.205	0.5	8.27	5	200	0.8	4	0.08	0.5	18	18	1370	5.06	2.67	0.58	51	45	0.28	8	660	8	4.1	5	180	0.18	122	10	28	10
JM RC-36-07	224	226	108364	EXT	0.243	0.5	6.88	5	220	0.8	3	0.08	0.5	29	13	1730	5.8	2.76	0.5	48	111	0.27	9	730	7	3.82	5	215	0.21	132	10	31	10
JM RC-36-07	226	228	108365	EXT	0.246	0.5	7.83	5	300	0.8	2	0.08	0.5	17	11	1730	4.38	2.45	0.46	50	73	0.23	10	640	5	3.13	5	288	0.23	122	10	28	10
JM RC-36-07	228	230	108366	EXT	0.143	0.5	8.39	4	420	0.8	3	0.1	1.1	14	14	1140	4.37	2.08	0.6	88	31	0.37	7	680	4	1.77	5	376	0.28	142	10	46	80
JM RC-36-07	230	232	108367	EXT	0.174	0.5	6.65	5	480	0.8	2	0.08	0.5	17	12	1330	4.95	2.37	0.74	76	50	0.28	10	430	8	2.16	5	238	0.31	141	10	53	40
JM RC-36-07	232	234	108368	EXT	0.176	0.5	8.37	5	470	0.8	2	0.11	0.5	15	14	1310	4.08	2.12	0.75	88	112	0.28	13	1070	4	2.81	5	243	0.28	138	10	57	30
JM RC-36-07	234	236	108369	ORG	0.117	0.5	9.03	5	480	0.8	2	0.1	0.5	13	19	1300	4.16	2.33	0.57	59	30	0.37	8	800	3	1.75	5	283	0.31	142	10	43	30
JM RC-36-07	236	238	108371	EXT	0.124	0.5	6	5	170	0.7	2	0.12	0.5	14	13	[illegible]	5.14	1.95	0.58	45	30	0.42	11	1340	8	3.46	5	308	0.28	145	10	44	20
JM RC-36-07	238	240	108372	EXT	0.184	0.5	8.86	5	310	0.8	2	0.12	0.5	17	13	1370	5.13	2.56	0.47	36	66	0.38	11	1080	12	3.36	5	271	0.26	145	10	40	20
JM RC-36-07	240	242	108373	EXT	0.106	0.5	8.76	5	330	0.7	2	0.11	0.5	18	17	870	5.25	2.64	0.44	48	42	0.32	10	1010	12	3.87	5	283	0.22	144	10	34	20
JM RC-36-07	242	244	108374	EXT	0.121	0.5	8.93	5	450	0.8	2	0.1	0.5	18	15	1040	5.08	2.38	0.51	57	51	0.38	13	860	5	3.06	5	282	0.26	144	10	38	20
JM RC-36-07	244	246	108375	EXT	0.182	0.5	8.87	5	450	1	2	0.12	0.5	18	12	1540	5.12	2.41	0.7	48	79	0.34	12	1020	11	2.43	5	247	0.26	144	10	45	10
JM RC-36-07	246	248	108376	EXT	0.148	0.5	8.81	5	310	0.7	2	0.11	0.5	18	18	1180	5.51	2.82	0.55	88	45	0.27	12	1030	8	3.48	5	256	0.27	148	10	38	20
JM RC-36-07	248	250	108377	EXT	0.214	0.5	8.79	8	700	0.8	2	0.11	0.5	13	14	1880	5.28	2.81	0.28	36	44	0.28	8	1090	70	5.23	5	381	0.27	138	10	20	10
JM RC-36-07	250	252	108378	EXT	0.288	0.8	5.58	5	100	0.6	2	0.04	0.5	14	3	2180	3.86	2.12	0.14	84	73	0.15	3	420	14	3.47	5	108	0.06	48	10	15	20
JM RC-36-07	252	254	108379	EXT	0.164	0.7	7.62	101	130	0.6	2	0.07	0.5	13	15	1930	4.14	2.4	0.23	47	78	0.3	5	680	13	4.15	5	202	0.22	100	10	28	30
JM RC-36-07	254	256	108380	EXT	0.213	0.6	6.08	38	100	0.5	2	0.06	0.5	13	9	2270	4.51	2.04	0.17	51	43	0.18	8	500	18	4.18	5	140	0.13	77	10	20	20
JM RC-36-07	256	258	108381	EXT	0.175	0.6	5.75	30	440	0.7	2	0.07	0.5	18	11	1800	3.67	2.64	0.51	33	45	0.18	11	830	3	2.78	5	185	0.16	117	10	38	10
JM RC-36-07	258	260	108382	EXT	0.158	0.5	7.74	42	350	0.6	2	0.07	0.5	15	18	1430	3.6	2.08	0.28	58	58	0.2	5	820	21	3.17	5	173	0.22	85	10	27	20
JM RC-36-07	260	262	108383	EXT	0.137	0.5	6.19	58	330	0.6	2	0.03	0.5	11	5	1980	3.28	2.28	0.18	47	50	0.15	1	380	25	3.18	5	118	0.08	42	10	14	20
JM RC-36-07	262	264	108384	EXT	0.198	0.4	6.25	98	220	0.5	2	0.05	2.3	12	4	2050	3.43	2.32	0.13	80	62	0.16	2	380	24	3.7	5	114	0.06	81	10	13	30
JM RC-36-07	264	266	108385	EXT	0.229	0.5	6.48	18	318	0.7	2	0.08	0.5	17	17	2420	4.56	2.4	0.42	64	88	0.28	9	480	14	3.97	5	179	0.17	128	10	28	10
JM RC-36-07	266	268	108386	EXT	0.178	0.5	9.18	8	200	0.8	2	0.1	0.8	20	14	1770	5.93	2.53	0.53	47	43	0.3	11	850	28	3.67	5	308	0.27	148	10	40	10
JM RC-36-07	268	270	108387	EXT	0.191	0.5	7.91	5	340	0.7	2	0.07	0.8	14	8	1880	3.83	2.53	0.38	36	60	0.2	5	880	18	3.2	5	154	0.17	102	10	28	10
JM RC-36-07	270	272	108388	EXT	0.188	0.5	7.43	6	480	0.7	2	0.07	0.5	14	18	1480	4.27	2.57	0.41	68	85	0.24	7	610	18	2.64	5	180	0.21	108	10	35	20
JM RC-36-07	272	274	108389	EXT	0.171	0.5	9.03	8	750	0.9	2	0.08	0.5	20	12	1780	5.1	2.58	0.88	90	94	0.36	15	540	7	2.98	5	153	0.31	148	10	45	10
JM RC-36-07	274	276	108390	ORG	0.122	0.5	4.67	5	530	0.8	2	0.07	0.5	16	11	1290	4.95	2.52	0.51	44	100	0.41	9	440	6	2.5	5	181	0.21	134	10	43	10
JM RC-36-07	276	278	108392	EXT	0.14	0.6	6.01	13	450	0.8	2	0.08	0.5	18	19	1470	4.14	2.3	0.42	60	91	0.43	11	740	13	2.14	5	207	0.25	138	10	46	10
JM RC-36-07	278	280	108393	EXT	0.18	0.5	4.01	7	440	0.8	2	0.09	0.5	14	15	1250	4.28	2.09	0.4	66	62	0.44	13	480	11	2.33	5	218	0.24	134	10	44	10
JM RC-36-07	280	282	108394	EXT	0.14	0.5	4.57	5	340	0.7	2	0.1	0.5	23	13	1170	4.53	2.23	0.4	48	51	0.37	9	1000	18	3.36	5	253	0.24	145	10	36	10
JM RC-36-07	282	284	108395	EXT	0.13	0.5	8.66	14	150	0.7	2	0.08	0.5	19	18	1120	4.5	2.51	0.28	58	77	0.4	18	440	15	0.29	5	303	0.22	144	10	34	20
JM RC-36-07	284	286	108396	EXT	0.241	0.6	7.8	41	40	0.6	2	0.1	0.6	17	13	1750	0.59	2.31	0.16	68	78	0.37	11	480	24	18	5	287	0.15	133	10	28	80
JM RC-36-07	286	288	108397	EXT	0.171	0.5	8.88	14	340	0.8	3	0.11	0.5	30	13	1418	4.48	2.63	0.4	32	78	0.52	11	1040	8	3.76	5	355	0.28	144	10	38	10
JM RC-36-07	288	290	108398	EXT	0.143	0.5	6.68	5	300	0.8	3	0.11	0.5	22	17	1430	4.4	2.38	0.33	46	75	0.45	8	1040	14	3.62	5	310	0.23	140	10	30	20
JM RC-36-07	290	292	108399	EXT	0.136	0.5	8.22	4	340	0.8	2	0.1	0.5	21	13	1440	3.73	2.4	0.33	37	65	0.43	11	830	10	3.35	5	186	0.19	136	10	27	30
JM RC-36-07	292	294	108400	EXT	0.145	0.5	8.05	7	230	0.8	2	0.12	0.6	24	18	1400	4.87	2.36	0.3	88	124	0.48	13	1180	18	4.11	5	358	0.23	142	10	32	20
JM RC-36-07	294	296	108401	EXT	0.147	0.5	9	16	450	0.8	2	0.13	0.5	17	14	1280	4.03	2.33	0.36	86	80	0.43	12	1040	13	3.13	5	306	0.27	136	10	27	20
JM RC-36-07	296	298	108402	EXT	0.114	0.5	10.05	15	470	0.8	2	0.14	0.8	15	41	1070	3.7	1.84	0.27	54	48	0.43	25	1080	21	3.06	5	227	0.18	153	10	28	40
JM RC-36-07	298	300	108403	EXT	0.087	0.5	8.85	14	500	1	2	0.16	0.5	15	19	803	3.56	1.5	0.35	38	22	0.38	38	1300	12	2.48	5	117	0.27	147	10	41	58
JM RC-36-07	300	302	108404	EXT	0.156	0.6	8.57	80	480	1.4	4	0.16	0.5	18	28	1180	3.48	1.69	0.42	34	44	0.42	30	1340	11	3.2	5	133	0.27	180	10	38	40
JM RC-36-07	302	304	108405	EXT	0.227	1.2	7.96	87	340	1	5	0.15	4.8	21	12	1770	5.58	2.32	0.36	38	50	0.36	8	1830	20	5.64	5	301	0.22	139	10	18	60
JM RC-36-07	304	306	108406	EXT	0.089	0.5	6.28	12	400	0.8	2	0.12	0.8	18	11	1010	4.15	2.44	0.22	38	42	0.37	8	1040	28	4.28	5	311	0.21	138	10	13	30
JM RC-36-07	306	308	108407	ORG	0.18	0.5	6.44	15	480	1.2	2	0.1	0.5	15	16	1430	3.38	1.88	0.28	34	78	0.33	13	480	14	3.81	5	181	0.31	128	10	14	40
JM RC-36-07	308	310	108408	EXT	0.24	0.6	6.2	17	670	1.1	2	0.08	0.7	23	13	2040	3.25	2.26	0.31	38	105	0.31	14	790	10	2.96	5	104	0.38	127	10	14	40
JM RC-36-07	310	312	108410	EXT	0.258	0.8	6.58	15	400	1.4	2	0.1	0.5	38	18	2140	3.06	2.67	0.28	30	54	0.32	21	640	15	3.38	5	88	0.25	141	10	18	10
JM RC-36-07	312	314	108411	EXT	0.296	0.7	8.4	38	380	1.5	3	0.11	0.6	29	23	2230	4.07	2.57	0.27	38	38	0.36	23	1170	26	3.71	5	253	0.36	147	20	16	10
JM RC-36-07	314	316	108412	EXT	0.163	1.1	7.25	61	480	0.8	4	0.06	0.5	33	20	2180	3.22	2.34	0.22	40	38	0.24	16	720	48	3.16	5	146	0.16	74	170	20	80
JM RC-36-07	316	318	108413	EXT	0.118	1.3	5.79	148	500	0.7	2	0.04	0.5	8	4	2740	3.1	2.41	0.18	29	168	0.13	6	280	31	3.34	5	78	0.07	34	10	12	20
JM RC-36-07	318	320	108414	EXT	0.17	1	6.58	130	530	0.8	2	0.08	0.5	12	11	3070	3.43	2.5	0.21	41	226	0.18	7	570	31	3.38	5	148	0.13	63	10	6	10
JM RC-36-07	320	322	108415	EXT	0.118	0.6	7.79	192	480	0.8	2	0.07	0.5	17	11	2790	3.43	2.8	0.22	37	71	0.13	7	730	38	4.18	5	278	0.12	84	10	7	30
JM RC-36-07	322	324	108416	EXT	0.162	0.8	6.64	112	570	0.7	2	0.04	0.5	12	8	2190	3.1	2.51	0.24	45	48	0.16	8	370	23	2.8	5	113	0.1	45	10	11	20
JM RC-36-07	324	326	108417	EXT	0.18	0.7	4.82	28	880	0.8	2	0.08	0.8	10	11	2150	2.95	2.35	0.25	45	52	0.21	10	480	20	2.77	5	103	0.11	54	10	13	10
JM RC-36-07	326	328	108418	EXT	0.191	1	6.66	15	570	0.8	2	0.06	0.5	10	3	2300	3.1	2.18	0.3	44	58	0.16	7	310	18	2.79	5	48	0.08	41	10	13	20
JM RC-36-07	328	330	108419	EXT	0.160	0.6	7.08	17	600	1.1	2	0.05	1.5	10	5	1880	2.96	2.48	0.32	41	65	0.17	8	380	17	2.67	5	73	0.1	38	10	12	10
JM RC-36-07	330	332	108420	EXT	0.139	0.8	6.73	19	540	0.8	2	0.06	0.9	10	8	1850	3.48	2.58	0.24	48	58	0.17	10	450	15	3.31	5	87	0.1	48	10	18	20
JM RC-36-07	332	334	108421	EXT	0.195	0.6	7.45	25	400	1.2	2	0.08	1	14	8	2130	3.98	2.93	0.3	38	79	0.18	10	850	18	3.67	5	185	0.18	70	10	14	40
JM RC-36-07	334	336	108422	EXT	0.148	0.6	6.47	38	840	0.8	2	0.05	0.5	13	16	1970	3.41	2.84	0.24	47	40	0.14	13	380	11	3.02	5	88	0.11	44	10	18	30
JM RC-36-07	336	338	108423	EXT	0.087	0.5	6.87	10	420	0.7	2	0.07	0.5	11	11	1440	3.61	2.47	0.2	51	48	0.19	10	880	28	3.48	5	173	0.1	53	10	13	20
JM RC-36-07	338	340	108424	EXT	0.088	0.7	6.47	104	540	0.7	2	0.06	0.5	13	10	1880	3.13	2.08	0.2	78	64	0.16	9	380	18	2.77	5	118	0.06	47	10	14	30
JM RC-36-07	340	342	108425	EXT	0.094	1	6.11	330	300	0.7	2	0.08	0.6	14	10	3430	3.82	2.16	0.12	58	62	0.28	13	630	31	4.77	8	237	0.07	48	10	18	10
JM RC-36-07	342	344	108426	ORG	0.082	0.5	7.42	403	250	0.6	2	0.04	0.5	13	21	3270	3.67	2.07	0.16	48	64	0.18	17	670	31	4.12	6	232	0.13	77	10	8	10
JM RC-36-07	344	346	108428	EXT	0.08	0.8	6.46	162	480	0.6	2	0.07	0.5	13	7	3010	3.48	2.33	0.14	41	50	0.14	8	540	34	3.51	5	217	0.1	54	20	11	20
JM RC-36-07	346	348	108429	EXT	0.076	1.3	6.42	195	530	0.6	2	0.06	0.5	11	8	3030	3.43	2.51	0.21	50	28	0.18	7	370	13	3.21	5	97	0.08	44	20	4	30
JM RC-36-07	348	350	108430	EXT	0.088	0.8	6.75	250	440	0.6	2	0.04	0.5	11	12	2430	2.82	2.37	0.21	63	42	0.23	8	470	31	3.08	5	128	0.1	54	10	11	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-36-07	350	352	108431	EXT	0.071	0.8	6.80	273	460	0.7	4	0.06	0.5	7	10	2430	2.97	2.46	0.18	60	44	0.22	8	460	38	3.71	7	138	0.08	53	10	10	10
JM RC-36-07	352	354	108432	EXT	0.084	0.7	6.43	107	460	0.7	2	0.06	0.5	8	9	2470	3.07	2.53	0.17	51	42	0.17	7	450	29	3.38	5	113	0.09	50	10	9	20
JM RC-36-07	354	356	108433	EXT	0.061	0.8	7.37	164	220	0.6	2	0.06	0.5	8	18	2340	2.94	2.44	0.14	52	37	0.32	7	570	30	4.58	5	158	0.06	64	10	10	20
JM RC-36-07	356	358	108434	EXT	0.064	1.1	6.26	342	270	0.7	4	0.08	0.6	18	6	6610	3.62	2.38	0.13	62	54	0.2	18	540	35	4.48	5	182	0.06	45	10	11	20
JM RC-36-07	358	360	108435	EXT	0.122	1.1	5.80	87	420	0.6	2	0.04	0.6	12	6	2980	3.4	2.15	0.18	47	54	0.15	14	370	22	3.62	5	88	0.07	36	10	10	20
JM RC-36-07	360	362	108436	EXT	0.118	1	5.62	110	400	0.6	2	0.05	0.5	18	10	2630	2.85	1.6	0.18	61	40	0.2	14	370	20	3.23	6	102	0.06	43	20	11	20
JM RC-36-07	362	364	108437	EXT	0.085	0.7	6.08	25	320	0.6	2	0.04	0.6	21	12	1830	3.66	2.28	0.2	43	37	0.15	20	290	18	3.65	5	65	0.1	38	50	14	50
JM RC-36-07	364	366	108438	EXT	0.082	0.7	5.87	19	280	0.6	2	0.04	0.6	12	6	1730	3.66	2.31	0.17	32	28	0.16	13	380	19	4.15	5	87	0.07	31	90	16	40
JM RC-36-07	366	368	108439	EXT	0.083	0.8	6.54	96	300	0.7	2	0.05	0.6	8	11	2070	3.41	2.32	0.15	42	42	0.24	8	420	22	4.13	5	137	0.08	43	90	18	40
JM RC-36-07	368	370	108440	EXT	0.085	0.8	6.09	24	360	0.6	2	0.05	0.6	17	4	1880	3.11	2.15	0.21	40	52	0.16	15	380	11	3.18	5	84	0.09	38	90	15	90
JM RC-36-07	370	372	108441	EXT	0.08	0.6	6.2	36	380	0.7	2	0.06	1	11	4	1810	2.73	2.11	0.2	38	37	0.21	7	410	13	2.87	5	86	0.07	35	90	15	90
JM RC-36-07	372	374	108442	EXT	0.089	0.6	5.66	45	390	0.7	2	0.05	0.5	20	6	1830	2.8	1.94	0.16	45	48	0.19	7	400	13	3.2	5	86	0.09	38	100	12	40
JM RC-36-07	374	376	108443	EXT	0.064	0.7	6.30	127	240	0.7	2	0.05	0.5	30	15	2250	3	1.98	0.17	48	31	0.22	10	440	15	3.4	11	82	0.1	42	110	13	30
JM RC-36-07	376	378	108444	EXT	0.075	0.6	6.57	46	280	0.7	2	0.05	0.6	12	8	2680	3.43	2.38	0.14	33	102	0.21	7	500	17	3.8	5	108	0.06	55	10	19	30
JM RC-36-07	378	380	108445	EXT	0.089	0.7	6.74	56	330	0.7	2	0.05	0.6	8	12	2130	3.81	2.09	0.17	38	42	0.25	11	520	18	3.81	5	86	0.1	50	10	21	90
JM RC-36-07	380	382	108446	ORG	0.052	0.7	6.27	272	250	0.5	2	0.04	0.7	8	7	2160	3.01	2.22	0.11	37	48	0.2	6	400	21	3.67	8	108	0.05	43	90	38	90
JM RC-36-07	382	384	108448	EXT	0.038	0.8	5.88	178	190	0.5	2	0.06	0.6	13	11	2190	2.94	2.85	0.06	41	34	0.24	8	430	68	4.13	8	138	0.06	40	10	36	50
JM RC-36-07	384	386	108449	EXT	0.036	0.6	6.57	133	200	0.5	2	0.06	0.6	8	6	1880	2.62	2.06	0.06	35	35	0.21	7	480	30	3.88	5	138	0.09	48	10	36	20
JM RC-36-07	386	388	108450	EXT	0.045	0.5	6.08	312	250	0.5	2	0.05	0.5	7	6	4070	2.98	1.52	0.04	20	55	0.28	6	470	42	5.28	5	150	0.06	51	10	14	30
JM RC-36-07	388	390	108451	EXT	0.248	1	4.45	217	220	0.5	6	0.05	0.5	13	5	13800	7	0.63	0.03	58	60	0.24	6	440	98	8.57	10	142	0.06	58	10	13	30
JM RC-36-07	390	392	108452	EXT	0.08	0.8	5.03	215	240	0.5	4	0.06	0.6	12	11	5650	4.1	1.01	0.04	50	60	0.26	6	500	129	6.15	5	151	0.1	67	10	14	10
JM RC-36-07	392	394	108453	EXT	0.045	0.7	4.82	116	200	0.5	5	0.06	0.5	11	24	1750	3.58	0.90	0.02	23	70	0.24	17	580	141	5.77	5	166	0.1	81	10	8	10
JM RC-36-07	394	396	108454	EXT	0.034	0.6	5.72	3300	140	0.5	7	0.08	0.7	20	30	11700	4.01	1.15	0.02	58	60	0.36	15	640	190	7.24	62	257	0.11	106	10	15	80
JM RC-36-07	396	398	108455	EXT	0.038	0.8	5.11	217	110	0.5	5	0.06	0.5	37	16	1370	4.05	1.04	0.02	44	83	0.27	38	590	151	6.35	8	152	0.17	87	10	6	20
JM RC-36-07	398	400	108456	EXT	0.038	1	6.5	138	220	0.5	2	0.09	0.5	13	27	1440	4.38	1.42	0.02	24	102	0.38	5	800	121	7.88	10	180	0.17	108	10	4	30
JM RC-37-07	0	2	108457	EXT	0.1	0.5	2.7	28	200	0.5	2	0.03	0.5	3	8	67	1.85	0.8	0.02	64	47	0.08	1	370	32	0.77	6	186	0.04	18	10	6	10
JM RC-37-07	2	4	108458	EXT	0.107	0.7	2.88	47	230	0.5	2	0.03	0.5	3	6	45	3.18	1.11	0.02	50	73	0.06	1	420	15	1.11	6	203	0.05	23	10	5	10
JM RC-37-07	4	6	108459	EXT	0.088	0.5	2.94	40	210	0.5	2	0.03	0.6	3	4	38	3.37	1.04	0.02	57	58	0.08	1	380	16	0.64	6	138	0.04	21	10	7	10
JM RC-37-07	6	8	108460	EXT	0.138	0.7	3.53	38	180	0.5	2	0.02	0.5	1	13	43	2.28	1.28	0.03	53	43	0.07	4	330	30	0.63	5	125	0.04	21	10	6	18
JM RC-37-07	8	10	108461	EXT	0.147	0.5	3.14	36	170	0.5	2	0.03	0.5	1	11	40	2.85	1.18	0.02	48	37	0.08	1	340	29	0.73	5	110	0.03	21	10	9	10
JM RC-37-07	10	12	108462	ORG	0.077	0.5	3.28	41	180	0.5	2	0.02	0.5	1	11	41	2.88	1.17	0.02	60	25	0.08	1	300	32	0.64	5	125	0.03	21	10	7	10
JM RC-37-07	12	14	108464	EXT	0.137	0.6	4.72	38	460	0.5	2	0.03	0.5	1	14	78	2.98	1.74	0.07	50	47	0.08	2	318	27	1.28	5	104	0.07	27	10	8	10
JM RC-37-07	14	16	108465	EXT	0.158	0.7	4.11	96	380	0.5	2	0.03	0.5	1	15	47	3.15	1.78	0.03	54	66	0.14	3	318	38	2.25	5	128	0.05	34	10	4	10
JM RC-37-07	16	18	108466	EXT	0.152	1.1	6.71	100	530	0.5	2	0.09	0.6	1	20	28	2.47	2.18	0.08	33	68	0.13	1	830	58	1.82	5	163	0.15	114	10	6	10
JM RC-37-07	18	20	108467	EXT	0.137	0.7	7.74	82	450	0.5	2	0.1	0.5	2	24	23	1.85	2.18	0.13	30	29	0.13	3	1010	28	1.03	5	200	0.31	162	10	6	10
JM RC-37-07	20	22	108468	EXT	0.271	0.7	7.41	96	430	0.5	2	0.12	0.6	2	22	21	1.15	2.18	0.11	42	35	0.12	2	1180	34	0.88	5	217	0.31	147	10	6	10
JM RC-37-07	22	24	108469	EXT	0.148	0.7	7.38	17	320	0.5	2	0.14	0.5	2	23	17	1.4	1.97	0.08	29	47	0.11	2	1280	35	0.88	5	208	0.28	123	10	5	10
JM RC-37-07	24	26	108470	EXT	0.234	0.5	7.6	33	390	0.5	2	0.12	0.6	3	23	21	1.6	2.08	0.11	25	63	0.12	1	1178	24	0.63	5	234	0.37	110	10	6	10
JM RC-37-07	26	28	108471	EXT	0.254	1.3	7.86	19	620	0.5	2	0.1	0.6	2	21	19	1.58	2.08	0.11	38	58	0.12	2	1070	35	0.74	5	238	0.3	123	10	5	10
JM RC-37-07	28	30	108472	EXT	0.218	0.6	7.87	14	610	0.5	2	0.11	0.8	2	21	17	1.54	1.7	0.1	23	57	0.18	1	1150	47	0.88	5	234	0.21	132	10	4	10
JM RC-37-07	30	32	108473	EXT	0.235	0.5	7.81	28	870	0.5	2	0.11	0.6	2	23	18	2.43	2	0.1	25	66	0.15	1	1170	58	1.22	5	238	0.32	142	10	4	10
JM RC-37-07	32	34	108474	EXT	0.233	0.6	7.87	33	880	0.5	2	0.1	0.6	2	24	30	2.12	2.32	0.12	28	93	0.14	1	1070	38	0.83	5	207	0.3	123	10	7	18
JM RC-37-07	34	36	108475	EXT	0.177	0.5	6.45	29	780	0.5	2	0.11	0.6	2	23	27	1.27	2.23	0.11	18	71	0.13	1	1130	38	0.58	5	242	0.35	124	10	6	10
JM RC-37-07	36	38	108476	EXT	0.168	0.5	6.34	34	810	0.5	2	0.14	0.6	2	22	44	1.49	1.52	0.1	20	52	0.14	2	1310	48	0.67	5	227	0.25	127	10	4	10
JM RC-37-07	38	40	108477	EXT	0.198	0.5	6.61	61	380	0.5	2	0.14	0.8	3	28	23	2.21	1.68	0.08	17	60	0.17	2	1320	54	0.98	5	218	0.38	117	10	5	10
JM RC-37-07	40	42	108478	EXT	0.271	0.6	6.28	28	410	0.5	2	0.13	0.6	3	27	28	1.45	1.75	0.08	38	44	0.14	1	1160	65	0.7	5	180	0.33	115	10	4	20
JM RC-37-07	42	44	108479	ORG	0.273	1.2	7.38	33	430	0.5	2	0.11	0.5	4	23	48	1.73	2.13	0.08	27	66	0.14	2	1040	58	1.02	5	175	0.16	107	10	7	30
JM RC-37-07	44	46	108481	EXT	0.131	0.6	6.88	28	860	0.5	2	0.07	0.6	3	25	48	2.27	2.24	0.1	30	65	0.15	1	880	52	1.33	5	223	0.13	102	10	5	30
JM RC-37-07	46	48	108482	EXT	0.207	0.8	6.17	33	570	0.5	2	0.08	0.5	3	23	31	3.14	2.1	0.07	33	43	0.14	1	800	103	1.75	5	288	0.13	94	10	5	30
JM RC-37-07	48	50	108483	EXT	0.146	0.8	2.64	19	280	0.5	2	0.02	0.5	1	14	55	2.88	1.83	0.02	63	68	0.1	2	280	81	1.12	5	112	0.03	28	10	8	70
JM RC-37-07	50	52	108484	EXT	0.109	0.9	4.07	23	430	0.5	2	0.04	0.5	1	15	44	2.86	1.76	0.06	51	112	0.11	2	400	51	1.91	5	132	0.07	98	10	6	30
JM RC-37-07	52	54	108485	EXT	0.175	0.6	7	20	580	0.5	3	0.11	0.5	2	20	34	3.78	1.8	0.1	28	64	0.13	1	1100	57	1.45	5	218	0.18	108	10	8	40
JM RC-37-07	54	56	108486	EXT	0.154	0.5	7.53	28	700	0.5	4	0.1	0.5	2	22	37	1.68	2.07	0.11	22	56	0.1	1	1040	38	0.78	5	238	0.28	114	10	5	40
JM RC-37-07	56	58	108487	EXT	0.277	0.8	6.61	29	750	0.5	2	0.11	0.6	2	29	25	1.65	2.11	0.1	37	58	0.12	2	1080	42	0.88	5	258	0.32	116	10	17	20
JM RC-37-07	58	60	108488	EXT	0.18	0.8	6.87	21	610	0.5	2	0.12	0.5	7	38	54	2.94	2.07	0.11	38	98	0.13	3	1180	45	1.48	5	267	0.28	111	10	6	10
JM RC-37-07	60	62	108489	EXT	0.341	0.8	6.71	22	530	0.5	2	0.14	0.5	13	31	156	2.98	2.38	0.1	32	96	0.12	7	1300	68	2.63	5	273	0.31	128	10	5	10
JM RC-37-07	62	64	108490	EXT	0.21	0.7	6.23	13	280	0.5	2	0.11	0.6	18	21	544	3.99	2.48	0.13	23	87	0.13	7	1160	48	3.8	5	258	0.2	138	10	6	10
JM RC-37-07	64	66	108491	EXT	0.18	0.6	6.46	16	420	0.5	2	0.13	0.5	7	32	101	2.88	2.75	0.15	38	82	0.13	8	1120	33	1.87	5	288	0.21	116	10	12	30
JM RC-37-07	66	68	108492	ORG	0.225	0.8	6.23	13	140	0.5	2	0.11	0.6	18	22	195	3.01	2.34	0.1	38	76	0.14	8	1140	35	2.09	5	243	0.24	125	10	8	70
JM RC-37-07	68	70	108494	EXT	0.123	0.8	3.38	6	280	0.5	2	0.03	0.5	29	18	124	3.80	0.88	0.03	65	61	0.1	4	340	48	3.78	5	155	0.05	33	130	20	30
JM RC-37-07	70	72	108495	EXT	0.109	1.1	2.82	11	180	0.5	2	0.04	0.6	31	13	121	4.12	0.72	0.01	57	50	0.09	8	400	72	4.34	5	182	0.05	31	150	18	30
JM RC-37-07	72	74	108496	EXT	0.108	1.3	3.7	34	160	0.5	3	0.06	0.5	50	16	288	6.38	0.78	0.02	53	71	0.11	8	570	74	6.01	5	168	0.08	46	320	18	20
JM RC-37-07	74	76	108497	EXT	0.088	1.3	2.91	167	210	0.5	2	0.07	0.6	46	11	821	4.27	0.73	0.02	50	57	0.07	8	280	47	4.52	5	122	0.03	18	180	15	20
JM RC-37-07	76	78	108498	EXT	0.128	16.4	3.86	180	220	0.6	3	0.02	0.5	73	10	1450	3.86	1.28	0.05	50	40	0.07	5	200	31	3.64	5	82	0.05	15	380	14	70
JM RC-37-07	78	80	108499	EXT	0.187	0.8	4.81	40	280	0.5	8	0.03	0.8	81	49	2280	3.96	1.64	0.06	40	47	0.09	38	340	28	4.04	5	163	0.06	28	20	20	20
JM RC-37-07	80	82	108500	EXT	0.115	0.5	3.28	118	210	0.5	4	0.03	0.8	18	11	1570	5.07	0.94	0.05	53	33	0.06	7	370	68	5.98	5	173	0.04	19	20	18	10
JM RC-37-07	82	84	108501	EXT	0.142	0.8	3.44	134	160	0.6	5	0.04	0.5	17	11	2140	4.16	0.96	0.03	42	53	0.08	4	410	70	4.52	5	200	0.04	21	10	8	10
JM RC-37-07	84	86	108502	EXT	0.197	1.2	4.38	253	210	0.5	5	0.03	0.5	13	11	3170	4.19	1.43	0.06	37	80	0.06	5	330	50	4.41	5	148	0.05	23	10	8	10
JM RC-37-07	86	88	108503	EXT	0.185	0.7	4.17	158	100	0.5	3	0.02	0.6	17	10	2500	4.08	1.38	0.05	47	60	0.08	5	280	32	4.24	5	118	0.03	20	10	15	20
JM RC-37-07	88	90	108504	EXT	0.200	1.3	4.2	321	170	0.5	5	0.02	0.5	19	7	3980	4.87	1.42	0.05	48	50	0.11	7	280	34	4.48	5	85	0.05	22	10	11	20
JM RC-37-07	90	92	108505	EXT	0.144	0.7	6	229	280	0.5	4	0.06	0.5	13	29	2820	5.81	2.23	0.06	34	29	0.17	18	480	48	5.72	5	127	0.11	48	10	11	20
JM RC-37-07	92	94	108506	EXT	0.114	0.8	6.48	111	200	0.5	5	0.06	0.5	13	17	3420	4.78	2.35	0.06	38	40	0.18	18	540	51	5.28	5	118	0.11	56	10	12	40
JM RC-37-07	94	96	108507	EXT	0.217	1.2	6.36	68	140	0.5	8	0.12	0.6	19	42	6280	4.53	2.47	0.12	30	27	0.18	23	1180	44	4.58	5	288	0.22	120	10	7	20
JM RC-37-07	96	98	108508	EXT	0.216	0.5	6.78	17	40	0.5	5	0.13	0.6	14	19	3140	5.18	2.12	0.06	24	52	0.18	18	1190	73	5.42	5	191	0.2	140	10	6	10
JM RC-37-07	98	100	108509	EXT	0.178	0.5	6.21	17	150	0.5	4	0.14	0.6	14	18	2340	4.6	2.58	0.12	23	54	0.18	8	1170	37	3.84	5	163	0.18	138	10	6	10
JM RC-37-07	100	102	108510	EXT	0.302	0.5	6.38	13	170	0.5	5	0.11	0.5	14	22	2130	4.01	2.04	0.11	35	38	0.17	8	1040	28	4.88	5	188	0.23	140	10	15	10
JM RC-37-07	102	104	108511	EXT	0.191	0.5	6.95	68	210	0.5	3	0.12	0.8	15	20	1830	4.80	2.3	0.08	23	38	0.17	7	1040	30	3.75	5	165	0.14	134	10	16	10
JM RC-37-07	104	106	108512	EXT	0.249	0.8	6.71	18	140	0.5	7	0.13	0.5	16	18	4880	5.38	2.21	0.11	22	35	0.17	8	1200	42	4.85	5	237	0.2	148	10	18	10
JM RC-37-07	106	108	108513	ORG	0.152	0.5	6.13	11	680	0.5	3	0.12	0.5	21	25	2350	4.28	2	0.37	30	34	0.17	12	1080	40	2.4	5	198	0.28	136	10	37	10
JM RC-37-07	108	110	108515	EXT	0.212	0.8	6.07	18	330	0.5	3	0.15	0.6	17	21	2670	4.51	2.35	0.38	28	41	0.18	8	1040	36	3.01	5	181	0.25	145	10	37	10
JM RC-37-07	110	112	108516	EXT	0.182	0.5	6.50	12	480	0.5	4	0.15	0.6	9	24	1720	3.8	1.75	0.52	30	38	0.17	10	1030	32	1.32	5	180	0.3	142	10	40	10
JM RC-37-07	112	114	108517	EXT	0.315	0.5	4.37	11	310	0.5	5	0.13	0.8	18	28	2230	4.44	2.1	0.37	28	60	0.17	14	1140	29	2.86	5	224	0.22	138	10	33	10
JM RC-37-07	114	116	108518	EXT	0.175	0.5	6.27	18	60	0.5	4	0.15	0.6	21	25	3880	4.18	2.08	0.08	26	45	0.2	12	1300	46	0.86	5	283	0.19	148	10	8	10
JM RC-37-07	116	118	108519	EXT	0.153	0.6	4.38	14	90	0.5	3	0.11	0.5	17	28	2820	5.38	2.12	0.07	29	73	0.21	13	1080	50	6.79	5	245	0.15	133	10	6	10
JM RC-37-07	118	120	108520	EXT	0.103	0.5	6.78	8	110	0.6	2	0.1	0.5	14	17	1780	9.01	1.08	0.04	33	101	0.17	8	930	84	10	5	211	0.07	95	10	6	10
JM RC-37-07	120	122	108521	EXT	0.347	0.4	7.8	44	110	0.5	6	0.12	0.7	15	18	8380	4.21	2.08	0.1	30	102	0.23	13	1080	48	7.15	5	332	0.17	110	10	7	20
JM RC-37-07	122	124	108522	EXT	0.26	0.6	8.8	47	430	0.5	6	0.15	0.7	13	28	3380	3.5	1.86	0.23	27	71	0.23	13	1370	61	3.17	5	418	0.3	103	10	18	10
JM RC-37-07	124	126	108523	EXT	0.188	0.7	6.17	26	80	0.5	2	0.13	0.6	18	30	3720	6.47	2.18	0.08	33	48	0.21	8	1270	145	7.11	5	341	0.14	124	10	7	10
JM RC-37-07	126	128	108524	EXT	0.181	0.5	6.37	71	130	0.5	4	0.13	0.6	16	20	3790	5.8	2.25	0.08	28	51	0.18	6	1190	44	6.28	5	253	0.13	138	10	8	10
JM RC-37-07	128	130	108525	EXT	0.148	0.5	6.18	28	80	0.5	3	0.13	0.8	18	19	4310	6.18	2.06	0.07	28	45	0.22	5	1200	44	7.02	5	298	0.17	138	10	6	10
JM RC-37-07	130	132	108526	EXT	0.204	1	6.42	71	70	0.5	7	0.13	0.6	13	30	4600	6.01	2.38	0.08	28	67	0.38	7	1280	43	7.75	8	288	0.14	161	10	8	20
JM RC-37-07	132	134	108527	EXT	0.146	0.7	6.14	67	80	0.5	6	0.14	0.5	18	21	4630	6.78	2.34	0.08	28	45	0.32	4	1480	43	6.28	5	285	0.15	152	10	10	20
JM RC-37-07	134	136	108528	EXT	0.223	0.7	7.8	32	180	0.5	5	0.13	0.4	18	20	4180	4.64	2.18	0.13	32	30	0.28	6	1050	27	4.78	5	177	0.22	138	10	11	10
JM RC-37-07	136	138	108529	EXT	0.37	0.5	8.8	41	180	0.6	5	0.18	0.8	15	22	3270	4.18	2	0.17	31	54	0.42	7	1480	54	4.83	5	327	0.28	147	10	18	10
JM RC-37-07	138	140	108530	EXT	0.284	0.5	6.45	43	280	0.6	4	0.13	0.8	12	27	2250	3.28	2.05	0.13	24	45	0.65	8	1220	53	4.37	5	287	0.18	158	10	14	10
JM RC-37-07	140	142	108531	EXT	0.194	0.5	6.19	32	480	0.8	4	0.12	0.8	10	57	2080	1.98	1.78	0.15	27	38	0.31	10	880	35	1.88	5	228	0.31	115	10	23	10
JM RC-37-07	142	144	108532	EXT	0.329	0.8	6.31	38	240	0.6	4	0.11	0.7	15	18	3480	3.93	2.18	0.18	33	50	0.38	7	850	48	4.98	5	218	0.24	142	10	18	10
JM RC-37-07	144	146	108533	EXT	0.145	2.2	7.88	313	200	0.6	5	0.1	1.8	18	21	3350	3.14	2.38	0.18	33	116	0.34	8	880	34	4.08	8	248	0.23	137	10	188	120
JM RC-37-07	146	148	108534	EXT	0.191	0.8	6.85	46	430	0.8	4	0.11	0.8	15	21	2850	2.77	2.24	0.18	30	66	0.3	6	910	34	2.86	5	218	0.15	128	10	12	10
JM RC-37-07	148	150	108535	EXT	0.252	0.5	6.28	48	440	0.6	3	0.11	0.7	19	23	3010	3.26	2.34	0.24	26	37	0.38	8	960	31	3.13	5	204	0.32	148	10	22	10
JM RC-37-07	150	152	108536	EXT	0.255	0.8	6.07	96	980	0.7	5	0.1	0.8	16	23	1630	2.82	2.12	0.31	30	51	0.31	7	730	28	1.79	5	135	0.34	128	10	31	10
JM RC-37-07	152	154	108537	EXT	0.236	0.6	6.21	40	880	0.6	5	0.08	0.7	15	23	2880	2.82	2.08	0.27	33	40	0.28	8	730	24	2.48	5	145	0.3	127	10	28	10
JM RC-37-07	154	156	108538	ORG	0.203	0.8	7.78	45	290	0.5	1	0.08	0.6	14	36	4220	3.58	2.38	0.18	33	62	0.28	15	780	38	3.88	5	167	0.22	104	10	11	10
JM RC-37-07	156	158	108540	EXT	0.167	1	7.08	100	170	0.6	3	0.07	0.5	18	31	2540	3.88	2.63	0.14	33	41	0.4	13	710	48	5.23	5	128	0.11	113	10	6	20
JM RC-37-07	158	160	108541	EXT	0.186	0.8	7.3	44	430	0.6	5	0.08	0.6	10	30	3750	3.24	2.48	0.18	28	40	0.16	18	640	37	3.26	5	130	0.18	88	10	6	10
JM RC-37-07	160	162	108542	EXT	0.188	0.5	7.84	44	540	0.6	3	0.08	0.8	12	38	2080	2.4	1.88	0.23	25	37	0.22	18	660	28	1.81	5	148	0.23	84	10	15	10
JM RC-37-07	162	164	108543	EXT	0.288	0.5	7.41	46	300	0.8	6	0.11	0.8	8	33	7100	4.01	2.8	0.17	35	43	0.18	18	630	40	5.22	5	140	0.14	77	10	7	10

BOH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%
JM RC-37-07	164	166	108544	EXT	0.215	1.1	5.77	10	250	0.5	4	0.04	0.5	5	17	3080	3.24
JM RC-37-07	166	168	108545	EXT	0.144	0.8	5.47	56	210	0.5	5	0.03	0.5	9	8	3020	5.08
JM RC-37-07	168	170	108546	EXT	0.122	0.7	5.23	43	210	0.5	3	0.03	0.5	10	8	3100	5.29
JM RC-37-07	170	172	108547	EXT	0.116	1	5.2	49	130	0.4	3	0.03	0.5	5	8	1860	4.01
JM RC-37-07	172	174	108548	EXT	0.242	1.2	6.36	26	180	0.5	4	0.06	0.5	5	14	4070	3.79
JM RC-37-07	174	176	108549	EXT	0.322	1.7	5.53	10	260	0.7	4	0.05	0.5	6	8	4880	4.36
JM RC-37-07	176	178	108550	EXT	0.161	1.1	5.28	10	280	0.6	2	0.04	0.5	7	10	2480	3.27
JM RC-37-07	178	180	108551	EXT	0.134	0.8	5.53	34	160	0.5	4	0.04	0.5	7	10	1880	3.08
JM RC-37-07	180	182	108552	EXT	0.134	0.8	5.2	47	380	0.6	4	0.04	0.5	11	13	2520	2.94
JM RC-37-07	182	184	108553	EXT	0.111	0.8	5.21	24	170	0.5	2	0.03	0.5	7	8	1190	5.01
JM RC-37-07	184	186	108554	EXT	0.221	1.2	5.48	98	330	0.6	4	0.03	0.7	7	8	3740	2.98
JM RC-37-07	186	188	108555	EXT	0.196	0.7	5.47	17	220	0.5	5	0.03	0.5	6	8	3058	3.51
JM RC-37-07	188	190	108556	EXT	0.311	1.2	5.67	14	260	0.6	4	0.04	0.5	12	8	3818	3.88
JM RC-37-07	190	192	108557	EXT	0.347	2	6.92	68	120	0.6	5	0.08	0.8	18	17	5130	6.01
JM RC-37-07	192	194	108558	EXT	0.234	0.8	6.52	73	230	0.7	3	0.1	0.7	14	21	3480	4.5
JM RC-37-07	194	196	108559	ORG	0.003	1	6.08	8	178	0.6	2	0.05	0.8	15	14	2080	3.88
JM RC-37-07	196	198	108561	EXT	0.274	1.1	5.58	13	300	0.6	3	0.04	0.8	12	8	2828	3.16
JM RC-37-07	198	200	108562	EXT	0.2	1.2	5.56	36	140	0.5	4	0.08	0.5	11	14	3828	4.01
JM RC-37-07	200	202	108563	EXT	0.188	1.3	5.2	73	180	0.5	3	0.08	0.5	8	17	3838	3.84
JM RC-37-07	202	204	108564	EXT	0.217	0.8	7.4	78	300	0.7	6	0.08	0.5	20	105	3130	4.44
JM RC-37-07	204	206	108565	EXT	0.176	0.5	7.6	21	380	0.7	3	0.05	0.8	20	121	1318	4.85
JM RC-37-07	206	208	108566	EXT	0.141	0.8	6.88	95	158	0.5	4	0.03	3.5	13	16	3018	3.88
JM RC-37-07	208	210	108567	EXT	0.18	1.1	5.26	64	200	0.5	5	0.04	0.8	12	18	3140	4.42
JM RC-37-07	210	212	108568	EXT	0.198	1.3	6.14	151	180	0.5	4	0.04	0.7	13	44	2310	3.76
JM RC-37-07	212	214	108569	EXT	0.278	0.5	8.02	20	380	1.2	3	0.06	0.7	28	184	1830	6.18
JM RC-37-07	214	216	108570	EXT	0.191	1.2	10.9	17	330	1.3	2	0.08	0.8	27	184	1720	6.79
JM RC-37-07	216	218	108571	EXT	0.185	0.5	8.28	18	400	1.2	4	0.08	0.8	34	111	3030	6
JM RC-37-07	218	220	108572	EXT	0.177	0.5	8.18	8	260	1.1	2	0.08	1.2	34	24	1580	6.48
JM RC-37-07	220	222	108573	EXT	0.253	0.5	6.31	4	170	0.9	7	0.08	1.4	17	18	3520	5.83
JM RC-37-07	222	224	108574	EXT	0.178	0.6	6.11	7	270	1	3	0.1	0.8	21	26	2360	6.13
JM RC-37-07	224	226	108575	EXT	0.225	0.5	6.28	5	290	0.9	2	0.08	0.7	15	19	1860	5.36
JM RC-37-07	226	228	108576	EXT	0.188	0.5	6.22	11	270	0.9	2	0.07	0.5	16	22	1530	5.08
JM RC-37-07	228	230	108577	EXT	0.288	0.8	6.35	15	230	1	3	0.07	0.8	17	88	2078	5.22
JM RC-37-07	230	232	108578	EXT	0.188	0.7	7.14	43	340	0.6	2	0.08	0.5	14	34	2728	5.12
JM RC-37-07	232	234	108579	EXT	0.204	1.3	7.42	22	288	0.7	2	0.07	0.8	11	30	2160	4.88
JM RC-37-07	234	236	108580	EXT	0.128	0.8	6.5	35	358	0.7	2	0.07	0.5	15	38	1728	4.88
JM RC-37-07	236	238	108581	EXT	0.188	0.8	6.83	47	238	0.8	2	0.08	0.5	18	37	2450	5.85
JM RC-37-07	238	240	108582	EXT	0.144	0.7	6.5	34	348	0.8	2	0.08	0.8	15	19	1918	5.04
JM RC-37-07	240	242	108583	ORG	0.133	0.8	6.32	138	198	0.8	3	0.04	0.8	13	13	2830	4.37
JM RC-37-07	242	244	108585	EXT	0.103	0.7	5.88	115	300	0.5	2	0.04	0.5	11	5	1818	3.42
JM RC-37-07	244	246	108586	EXT	0.088	1.2	6.08	97	338	0.5	2	0.04	0.5	7	4	1808	3.17
JM RC-37-07	246	248	108587	EXT	0.15	0.7	5.4	66	288	0.6	2	0.07	0.7	15	14	2400	5.01
JM RC-37-07	248	250	108588	EXT	0.154	0.7	6.47	24	228	0.8	2	0.07	0.5	17	32	1788	4.3
JM RC-37-07	250	252	108589	EXT	0.158	0.5	6.42	22	330	0.8	2	0.1	0.5	18	23	1250	4.31
JM RC-37-07	252	254	108590	EXT	0.145	0.5	6.88	42	410	1.1	2	0.11	0.8	13	25	1340	3.3
JM RC-37-07	254	256	108591	EXT	0.163	0.5	6.4	24	178	0.8	2	0.08	0.5	20	17	1818	6.13
JM RC-37-07	256	258	108592	EXT	0.17	0.5	6.8	18	300	1.2	2	0.1	0.5	15	18	1288	4.08
JM RC-37-07	258	260	108593	EXT	0.344	0.8	7.29	30	80	0.8	2	0.1	0.5	17	14	1880	6.44
JM RC-37-07	260	262	108594	EXT	0.187	0.6	7.05	14	130	0.8	2	0.08	0.5	17	14	1530	6.11
JM RC-37-07	262	264	108595	EXT	0.304	0.4	6.64	21	380	1.2	2	0.1	0.5	18	18	1180	3.85
JM RC-37-07	264	266	108596	EXT	0.148	0.5	6.8	14	380	1.5	2	0.1	0.5	18	17	1310	3.41
JM RC-37-07	266	268	108597	EXT	0.177	0.5	6.96	13	220	1.7	2	0.13	0.5	15	16	1150	4.47
JM RC-37-07	268	270	108598	EXT	0.183	0.5	7.85	13	100	1.3	2	0.12	0.5	23	18	1110	7.7
JM RC-37-07	270	272	108599	EXT	0.178	0.5	7.21	13	220	1.3	2	0.13	0.5	27	17	1080	5.04
JM RC-37-07	272	274	108600	EXT	0.192	0.7	7.62	14	130	1.2	2	0.11	0.5	28	13	1240	6.73
JM RC-37-07	274	276	108601	EXT	0.188	0.5	7.83	30	230	1.1	2	0.12	0.7	23	11	1140	4.7
JM RC-37-07	276	278	108602	ORG	0.186	0.5	7.01	18	230	0.8	2	0.1	0.5	14	14	1050	4.81
JM RC-37-07	278	280	108604	EXT	0.225	0.8	7.08	28	190	1	2	0.08	0.5	18	11	1880	6.08
JM RC-37-07	280	282	108605	EXT	0.222	0.5	7.51	17	170	1.1	2	0.1	0.5	15	8	2130	5.01
JM RC-37-07	282	284	108606	EXT	0.128	0.5	7.88	27	180	1.1	2	0.11	0.6	11	13	1270	4.55
JM RC-37-07	284	286	108607	EXT	0.183	0.5	7.95	13	180	1.4	2	0.21	0.5	13	18	1380	6.25
JM RC-37-07	286	288	108608	EXT	0.145	0.5	7.84	12	410	1.8	2	0.17	0.5	13	8	747	4.91
JM RC-37-07	288	290	108609	EXT	0.17	0.8	6.03	18	280	1.5	2	0.15	0.5	14	8	1578	4.28
JM RC-37-07	290	292	108610	EXT	0.188	0.5	7.43	15	328	1.3	2	0.14	0.5	18	17	1000	5.1
JM RC-37-07	292	294	108611	EXT	0.283	0.8	7.3	43	140	1.4	2	0.25	0.5	18	8	1788	5.22
JM RC-37-07	294	296	108612	EXT	0.138	0.5	7.78	22	318	2	2	0.24	0.5	13	13	1030	4.73
JM RC-37-07	296	298	108613	EXT	0.212	0.8	6.08	18	180	1.8	2	0.18	0.5	15	18	1078	5.52
JM RC-37-07	298	300	108614	EXT	0.237	0.5	7.71	15	330	1.5	2	0.22	0.5	17	12	1028	5.11
JM RC-37-07	300	302	108615	EXT	0.193	0.5	6.25	13	380	1.5	2	0.22	0.5	14	14	1430	5
JM RC-37-07	302	304	108616	EXT	0.136	0.5	6.46	14	378	1.8	2	0.27	0.9	14	15	1100	5.03
JM RC-37-07	304	306	108617	EXT	0.187	0.5	6.41	8	378	1.4	2	0.29	0.5	12	18	1448	5.01
JM RC-37-07	306	308	108618	EXT	0.161	0.5	6.41	14	378	1.8	2	0.25	0.5	14	13	1540	5.1
JM RC-37-07	308	310	108619	EXT	0.217	0.5	6	18	338	1.3	2	0.2	0.6	12	14	1480	4.88
JM RC-37-07	310	312	108620	EXT	0.247	0.5	6.48	18	280	1.8	2	0.38	0.5	13	15	1378	5.04
JM RC-37-07	312	314	108621	ORG	0.31	0.5	7.86	16	278	1.3	2	0.18	0.5	18	14	1380	5.1
JM RC-37-07	314	316	108623	EXT	0.208	0.5	7.77	10	270	1.4	2	0.18	0.5	12	11	1530	5.28
JM RC-37-07	316	318	108624	EXT	0.224	0.5	6.28	14	310	1.5	2	0.25	0.5	14	17	1208	5.72
JM RC-37-07	318	320	108625	EXT	0.164	0.5	6.38	18	300	1.3	2	0.28	0.5	12	15	1530	5.07
JM RC-37-07	320	322	108626	EXT	0.231	0.4	7.32	30	150	1.2	2	0.22	0.5	18	11	1880	6.68
JM RC-37-07	322	324	108627	EXT	0.171	0.5	7.83	8	300	1.4	2	0.14	0.5	12	13	1870	4.98
JM RC-37-07	324	326	108628	EXT	0.227	0.6	6.18	18	440	1.4	2	0.15	0.5	12	22	1758	5.05
JM RC-37-07	326	328	108629	EXT	0.236	0.6	7.05	17	380	1.8	2	0.28	0.5	17	41	1730	5.8
JM RC-37-07	328	330	108630	EXT	0.311	0.7	6.62	18	410	2.2	2	0.45	0.5	17	17	2550	6.12
JM RC-37-07	330	332	108631	EXT	0.228	0.6	6.05	15	318	2.2	2	0.37	0.5	13	18	2040	4.65
JM RC-37-07	332	334	108632	EXT	0.225	0.5	6.17	17	480	2.1	2	0.26	0.5	14	15	1880	5.5
JM RC-37-07	334	336	108633	EXT	0.383	0.5	6.04	18	300	1.7	2	0.16	0.5	18	12	3078	5.52
JM RC-37-07	336	338	108634	EXT	0.715	0.8	6.58	48	188	1.1	2	0.08	0.5	14	18	2318	4.72
JM RC-37-07	338	340	108635	EXT	0.18	1.2	5.41	118	120	0.8	2	0.04	0.5	14	8	2208	5.42
JM RC-37-07	340	342	108636	EXT	0.181	0.8	5.5	78	130	0.8	2	0.04	0.5	8	8	1800	3.45
JM RC-37-07	342	344	108637	EXT	0.188	0.8	4.5	31	130	0.8	2	0.07	0.6	14	8	2178	4.28
JM RC-37-07	344	346	108638	EXT	0.38	0.8	7.65	38	180	1.4	2	0.12	6	22	7	2488	3.84
JM RC-37-07	346	348	108639	EXT	0.208	0.5	6.13	17	300	1.8	2	0.13	0.5	23	7	1850	3.62
JM RC-37-07	348	350	108640	EXT	0.337	0.8	7.88	17	180	1.8	2	0.14	0.5	14	8	2478	3.91
JM RC-37-07	350	352	108641	EXT	0.2	1	6.11	37	130	1.5	2	0.11	2.4	23	8	2300	4.27
JM RC-37-07	352	354	108642	EXT	0.219	0.8	4.73	98	180	1.4	2	0.11	5.6	20	8	1788	3.78
JM RC-37-07	354	356	108643	ORG	0.224	1.1	7.25	65	178	1.8	2	0.12	1.8	29	7	2570	3.74
JM RC-37-07	356	358	108645	EXT	0.19	0.8	6.74	56	180	1.1	2	0.08	1	33	11	2420	4.75
JM RC-37-07	358	360	108646	EXT	0.246	0.7	6.51	46	110	1	2	0.08	1.4	24	13	2880	4.07
JM RC-37-07	360	362	108647	EXT	0.181	1.3	6.08	158	280	0.8	2	0.07	0.8	27	7	2810	3.78
JM RC-37-07	362	364	108648	EXT	0.21	1.3	5.83	218	330	0.8	2	0.04	1.1	38	8	3050	3.12
JM RC-37-07	364	366	108649	EXT	0.26	1	6.58	103	140	1.2	2	0.08	1.8	25	8	3110	4.38
JM RC-37-07	366	368	108650	EXT	0.207	0.8	7.75	58	290	1.3	2	0.1	1	12	21	2840	3.01
JM RC-37-07	368	370	108651	EXT	0.298	1.1	7.04	58	90	1.5	2	0.07	2.4	17	10	3070	4.23
JM RC-37-07	370	372	108652	EXT	0.328	1	6.98	35	200	1.4	2	0.07	0.8	18	8	3018	3.77
JM RC-37-07	372	374	108653	EXT	0.21	0.5	6.88	23	450	1.7	2	0.11	0.5	15	18	2838	3.05
JM RC-37-07	374	376	108654	EXT	0.298	0.4	6.83	78	190	1.4	2	0.08	0.7	18	8	3408	4.03
JM RC-37-07	376	378	108655	EXT	0.288	0.6	7.83	47	168	2.2	2	0.1	1.1	18	6	3888	3.83

From	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
164	2.25	0.1	33	65	0.1	7	330	21	3.38	5	88	0.07	33	10	8	30
166	1.86	0.07	41	40	0.1	4	380	31	5.35	5	108	0.06	34	10	13	30
168	1.83	0.07	37	33	0.08	5	350	26	6.8	5	98	0.06	23	10	6	30
170	2.04	0.08	27	41	0.1	4	410	90	4.27	5	121	0.05	24	10	10	40
172	2.47	0.15	32	35	0.12	6	580	47	3.87	5	164	0.12	42	10	8	40
174	2.01	0.11	41	90	0.12	4	900	127	4.57	5	144	0.08	38	10	12	30
176	1.81	0.1	42	47	0.14	5	400	81	3.6	5	127	0.05	28	10	13	20
178	2.05	0.1	38	38	0.15	6	350	11	3.41	5	121	0.06	25	10	8	20
180	2.02	0.11	37	51	0.13	5	380	52	2.98	5	128	0.05	25	10	8	20
182	1.82	0.07	32	44	0.12	4	318	30	5.21	5	78	0.04	27	10	8	10
184	1.88	0.1	38	44	0.12	3	320	29	2.8	5	48	0.05	25	10	18	30
186	1.94	0.11	37	42	0.12	5	280	33	3.48	5	88	0.06	27	10	8	20
188	2.28	0.12	42	72	0.18	4	480	46	4.08	5	192	0.08	33	10	11	30
190	2.72	0.14	36	48	0.24	8	610	27	7.48	5	287	0.11	120	10	13	100
192	2.58	0.2	36	44	0.25	7	1010	33	4.63	5	398	0.28	144	10	18	40
194	2.34	0.13	31	37	0.16	7	478	19	3.8	5	138	0.08	90	10	17	30
196	2.23	0.14	38	71	0.16	5	320	18	3.08	5	128	0.07	37	10	41	40
198	2	0.14	36	72	0.16	6	540	28	4.94	5	280	0.12	78	10	18	60
200	1.74	0.08	38	76	0.2	8	538	87	4.24	5	285	0.1	80	10	8	40
202	1.78	0.77	53	40	0.12	83	620	17	3.45	5	388	0.19	128	10	38	20
204	1.78	1.08	77	50	0.11	78	480	30	3.15	5	287	0.2	118	10	53	10
206	2.2	0.22	38	57	0.17	15	370	18	3.77	5	125	0.11	57	10	35	40
208	1.83	0.13	51	58	0.18	10	500	36	4.88	5	188	0.05	30	20	24	70
210	2.08	0.18	48	71	0.15	25	380	18	3.78	5	104	0.1	54	10	28	80
212	2.02	2.08	288	48	0.12	127	700	18	3.04	5	293	0.3	183	10	128	10
214	2.23	2.96	347	27	0.14	127	810	12	3.08	5	343	0.48	185	10	186	10
216	2.12	1.91	222	57	0.22	83	910	17	3.3	5	282	0.28	173	10	122	10
218	2.37	1.18	118	48	0.41	21	480	21	5.84	5	260	0.18	175	10	88	10
220	2.38	0.72	67	108	0.38	14	730	40	5.37	5	310	0.18	158	10	64	10
222	2.25	1.22	98	48	0.44	17	730	28	4.98	5	280	0.23	177	10	78	10
224	2.18	0.98	78	34	0.37	13	540	32	3.84	5	193	0.22	148	10	80	10
226	2.16	0.71	54	27	0.41	15	480	17	5.24	5	173	0.2	144	10	48	20
228	2.34	1.03	77	68	0.28	38	710	18	3.8	5	275	0.22	123	10	54	10
230	2.84	0.3	38	44	0.17	18	540	13	5	5	180	0.13	78	10	20	20
232	2.8	0.58	45	32	0.18	22	700	13	4.83	5	283	0.12	74	10	25	10
234	2.28	0.47	41	80	0.21	21	570	14	4.11	5	282	0.14	102	10	20	10
236	2.33	0.81	87	71	0.22	31	630	34	5.41	5	328	0.19	121	10	24	10
238	2.91	0.39	83	25	0.17	21	480	14	4.81	5	158	0.11	81	10	10	10
240	2.5	0.38	54	38	0.17	15	380	18	4.23	5	183	0.08	53	10	15	10
242	2.12	0.14	44	60	0.14	4	400	30	3.34	5	130	0.05	34	10	8	10
244	2.38	0.16	48	47	0.18	4	380	48	2.92	5	108	0.07	29	10	8	10
246	1.88	0.2	61	42	0.17	15	588	41	5.79	5	178	0.1	48	10	20	10
248	2.11	0.28	63	38	0.22	23	580	28	4.21	5	175	0.12	74	10	11	30
250	1.88	0.52	38	28	0.35	18	750	11	4.17	5	208	0.23	141	10	10	20
252	1.48	0.37	54	57	0.48	21	1050	18	3.38	5	272	0.3	138	10	14	10
254	2.15	0.38	58	45	0.42	15	700	18	6.06	5	287	0.21	138	10	10	10
256	1.81	0.17	51	48	0.62	18	850	20	4.18	5	478	0.2	138	10	11	10
258	1.62	0.21	51	32	0.44	15	770	15	6.75	6	185	0.16	112	10	11	30
260	2.22	0.28	60	32	0.4	8	848	14	6.04	5	127	0.14	138	10	6	20
262	2.18	0.22	40	28	0.48	20	820	13	3.81	5	142	0.28	146	10	14	30
264	1.66	0.22	45	48	0.53	23	880	11	3.28	5	180	0.27	143	10	24	10
266	2.11	0.42	61	27	0.54	18	1170	18	4.12	5	188	0.18	155	10	41	10
268	2.48	0.43	80	38	0.34	13	800	13	7.47	6	120	0.13	143	10	40	10
270	1.63	0.83	118	45	0.38	13	1120	18	4.27	5	150	0.2	134	10	68	10
272	2.04	0.43	58	35	0.47	11	880	25	6.88	5	108	0.18	138	10	54	50
274	2.08	0.57	73	18	0.56	11	880	16	4.37	6	113	0.28	130	10	80	40
276	1.84	0.38	78	58	0.4	11	840	15	4.4	5	131	0.18	115	10	27	20
278	2.24	0.54	84	20	0.41	8	818	15	4.56	5	88	0.22	118	10	41	30
280	2.02	0.85	87	28	0.51	10	840	14	4.32	5	83	0.18	115	10	48	30
282	2.13	0.35	61	48	0.57	10	810	15	4.27	5	103	0.25	124	10	22	30
284	1.91	0.9	182	31	0.5	18	820	18	3.88	5	113	0.23	123	10	63	20
286	1.54	1.33	271	25	0.54	8	880	10	2.28	5	118	0.24	122	10	102	10
288	2.3	0.88	188	40	0.45	8	1030	48	2.62	6	181	0.2	121	10	118	40
290	2.38	0.77	191	38	0.35	18	1018	11	3.84	5	135	0.18	123	10	65	10
292	2.33	0.45	78	57	0.43	9	850	80	5.02	6	72	0.15	123	10	127	40
294	1.61	0.67	163	58	0.63	13	1250	18	3.82	5	121	0.32	132	10	222	50
296	2.07	0.6	157	44	0.8	12	1100	19	4.8	7	88	0.2	127	10	240	90
298	1.4	1.22	281	38	1.48	18	1120	12	2.67	8	88	0.07	117	10	173	10
300	1.51	1.38	381	38	1.21	12	1340	11	2.12	5	102	0.11	128	10	188	10
302	1.78	1.58	333	22	1.05	13	1340	11	1.36	5	107	0.18	142	10	194	10
304	1.77	1.54	337	38	1.04	12	1380	7	1.08	5	88	0.21	138	10	210	10
306	2.02	1.4	132	40	0.95	12	1280	7	1.94	5	80	0.1	138	10	235	10
308	1.78	1.41	348	47	1.08	12	1140	6	1.88	5	57	0.18	134	10	240	10
310	1.73	1.63	483	23	1.16	13	1390	8	0.91	5	68	0.13	140	10	278	10
312	1.88	1.32	321	30	1.51	13	1180	15	2.63	7	80	0.18	124	10	188	10
314	1.88	1.44	328	44	1.25	11	1170	6	2.15	5	78	0.18	128	10	174	10
316	2.15	1.83	382	32	0.55	18	1800	7	1.87	5	81	0.1	156	10	188	10
318	1.88	1.63	378	41	1	14	1880	8	1.87	5	83	0.27	181	10	203	10
320	2.35	0.78	134	54	0.38	13	1300	12	5.43	8	122	0.22	138	10	114	30
322	1.88	1.42	288	38	0.52	11	880	5	2.14	5	58	0.08	130	10	134	10
324	1.73	1.5	388	37	1.05	18	880	8	2.14	8	78	0.22	134	10	173	10
326	1.58	1.78	328	30	1.24	34	1380	8	2.44	8	80	0.21	138	10	182	10
328	1.79	1.65	388	47	1.07	14	1350	18	1.87	5	48	0.38	140	10	241	10
330	1.38	1.67	377	33	2.15	15	1310	15	1.25	5	116	0.3	138	10	243	10
332	1.48	1.31	248	41	1.27	15	1300	18	2.27	5	62	0.25	134	10	168	10
334	1.7	1.07	174	42	0.8	12	1030	18	3.82	5	77	0.28	128	10	83	10
336	1.7	0.24	78	51	0.4	18	718	13	4.52	6	88	0.15	77	10	30	50
338	1.87	0.11	88	57	0.71	8	530	11	5.1	5	124	0.07	34	10	18	20
340	1.85	0.17	88	78	0.22	6	478	8	3.22	5	108	0.08	40	10	14	10
342	1.72	0.15	43	42	0.28	10	608	8	4.28	5	138	0.12	61	10	18	20
344	1.78	0.25	82	38	0.88	12	640	13	3.58	8	91	0.12	61	10	125	30
346	1.94	0.48	131	38	0.63	11	650	11	2.67	6	77	0.14	68	10	62	10
348	1.88	0.58	121	28	0.85	8	620	12	3.14	5	48	0.14	68	10	132	10
350	2.08	0.98	108	28	0.75	11	580	21	3.77	7	105	0.14	68	10	479	80
352	1.74	0.34	98	38	1.87	10	420	18	3.38	8	101	0.14	78	10	338	70
354	2.07	0.3	87	38	0.97	8	330	40	3.25	18	181	0.13	81	30	92	80
356	2.35	0.24	57	35	0.33	12	480	21	4.8	18	108	0.14	84	30	65	40
358	1.78	0.23	70	44	0.37	13	480	18	4.84	6	148	0.14	75	30	107	30
360	1.7	0.18	78	38	0.28	9	610	23	3.32	13	142	0.08	61	10	80	40
362	1.67	0.18	48	54	0.22	11	440	20	2.48	12	108	0.1	45	10	33	50
364	2.28	0.25	90	58	0.25	11	530	28	4.08	5	100	0.11	60	10	43	40
366	1.78	0.28	68	27	0.44	14	780	23	2.72	5	175	0.17	68	10	68	20
368	2.01	0.3	61	50	0.22	10	528	33	3.91	6	73	0.07	64	10	81	20
370	1.88	0.28	48	51	0.22	10	430	14	3.18	5	54	0.08	67	10	38	10
372	1.45	0.28	64	28	0.43	13	780	13	2.63	5	145	0.08	67	10	38	10
374	1.88	0.31	75	44	0.24	18	510	12	3.71	6	85	0.12	87	10	48	20
376	2.02	0.37	123	38	0.34	18	448	13	3.34	5	40	0.1	62	10	102	10





RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-38-07	32	34	108899	EXT	0.052	0.5	4.47	11	300	0.5	2	0.02	0.5	9	3	100	3.32	1.48	0.08	38	34	0.07	3	350	10	3.72	5	184	0.07	16	10	8	10
JM RC-38-07	34	36	108900	EXT	0.06	0.5	5.51	29	180	0.5	2	0.02	0.5	13	4	137	3.87	1.27	0.04	15	45	0.06	4	370	8	4.85	5	158	0.06	14	10	8	20
JM RC-38-07	36	38	108901	EXT	0.31	0.5	4.29	30	170	0.5	2	0.01	0.5	11	4	871	2.84	1.88	0.08	34	16	0.06	5	280	3	3.08	5	72	0.08	16	10	8	30
JM RC-38-07	38	40	108902	EXT	0.047	0.5	4.45	17	140	0.5	2	0.02	0.5	13	7	145	3.78	1.78	0.07	41	25	0.05	8	310	12	4.21	5	125	0.08	15	10	11	10
JM RC-38-07	40	42	108903	EXT	0.718	0.5	7.26	88	200	0.5	2	0.01	0.5	11	4	1110	3.41	2.35	0.12	17	24	0.07	4	280	8	3.82	11	119	0.08	18	10	11	30
JM RC-38-07	42	44	108904	EXT	0.188	0.5	7.32	28	180	0.5	2	0.02	0.5	9	3	1630	3.12	2.47	0.13	38	51	0.07	2	300	11	3.28	5	106	0.1	17	10	8	50
JM RC-38-07	44	46	108905	EXT	0.158	0.5	7.2	38	180	0.5	2	0.02	0.5	14	6	1160	3.14	2.3	0.12	38	58	0.07	4	300	10	3.47	5	80	0.08	18	10	10	60
JM RC-38-07	46	48	108906	EXT	0.14	0.5	6.65	18	190	0.5	2	0.02	0.5	13	3	1710	2.84	2.41	0.11	15	54	0.07	3	250	13	3.19	5	86	0.08	15	10	13	70
JM RC-38-07	48	50	108907	EXT	0.088	0.5	6.96	18	180	0.5	2	0.02	0.8	13	7	818	3.18	2.15	0.08	44	214	0.08	8	270	4	3.45	5	82	0.08	18	10	13	30
JM RC-38-07	50	52	108908	EXT	0.081	0.5	6.25	48	130	0.5	2	0.02	0.9	27	4	989	4.09	1.98	0.08	47	54	0.12	14	380	11	5.08	5	108	0.08	18	10	12	30
JM RC-38-07	52	54	108909	EXT	0.156	0.5	5.88	18	200	0.5	2	0.02	0.5	14	8	1100	3.38	2.33	0.17	17	43	0.08	5	280	23	3.25	5	140	0.06	14	10	8	30
JM RC-38-07	54	56	108910	EXT	0.176	0.6	5.67	7	360	0.5	2	0.03	0.5	12	8	1020	3.57	2.27	0.11	44	36	0.08	6	280	18	3.28	5	140	0.06	16	10	8	20
JM RC-38-07	56	58	108911	ORG	0.201	0.7	6.34	12	160	0.5	2	0.02	0.5	14	8	1870	3.98	2.15	0.1	42	82	0.08	7	300	18	3.84	5	103	0.08	21	10	8	40
JM RC-38-07	58	60	108913	EXT	0.197	0.5	5.51	8	150	0.5	2	0.02	0.5	11	4	1750	3.58	2.25	0.08	25	128	0.08	5	240	18	3.44	5	73	0.07	17	10	5	50
JM RC-38-07	60	62	108914	EXT	0.279	0.6	5.84	8	410	0.5	2	0.02	0.6	13	11	2890	2.92	2.44	0.12	40	44	0.08	8	270	17	2.82	5	65	0.07	19	10	12	60
JM RC-38-07	62	64	108915	EXT	0.344	1.4	6.4	5	360	0.5	2	0.03	27.7	8	5	3110	2.61	2.68	0.15	18	53	0.08	4	300	20	2.48	5	86	0.08	23	10	8	70
JM RC-38-07	64	66	108916	EXT	0.121	0.5	5.57	18	280	0.5	2	0.02	5	12	5	880	3.48	1.64	0.07	41	46	0.07	5	280	20	3.38	5	62	0.05	22	10	6	30
JM RC-38-07	66	68	108917	EXT	0.165	0.5	5.68	8	310	0.5	2	0.02	0.5	10	4	873	3.26	2.08	0.08	41	72	0.08	4	250	13	3.1	5	78	0.06	18	10	5	20
JM RC-38-07	68	70	108918	EXT	0.314	1.1	5.28	125	180	0.5	2	0.02	0.5	8	4	1700	2.64	2.06	0.11	16	88	0.08	5	230	14	2.63	5	80	0.06	17	10	5	30
JM RC-38-07	70	72	108919	EXT	0.157	0.6	4.88	5	140	0.5	2	0.01	0.5	8	4	775	3.60	1.38	0.05	50	108	0.06	4	240	14	3.48	5	60	0.05	11	10	5	10
JM RC-38-07	72	74	108920	EXT	0.318	1.3	7.67	18	430	0.5	2	0.06	0.5	9	17	2380	3.25	3.05	0.16	30	37	0.11	6	460	24	2.87	5	154	0.2	67	10	6	40
JM RC-38-07	74	76	108921	EXT	0.221	0.6	6.1	17	480	0.5	2	0.02	0.5	8	10	3040	2.48	2.53	0.14	15	42	0.08	5	270	17	2.28	5	83	0.08	28	10	8	30
JM RC-38-07	76	78	108922	EXT	0.335	0.5	5.73	18	130	0.5	2	0.02	0.5	10	5	1990	3.24	2.13	0.1	48	50	0.08	5	290	17	2.98	5	71	0.07	19	10	8	30
JM RC-38-07	78	80	108923	EXT	0.134	0.6	5.08	44	80	0.5	2	0.02	0.5	10	7	853	2.8	1.65	0.07	40	80	0.08	7	330	16	2.67	5	107	0.06	19	10	6	20
JM RC-38-07	80	82	108924	EXT	0.364	1.4	6.38	128	170	0.5	2	0.03	0.5	11	6	3140	3.02	2.31	0.09	20	107	0.08	5	340	21	3.07	5	95	0.08	24	10	8	70
JM RC-38-07	82	84	108925	EXT	0.398	1.5	6.61	40	270	0.5	4	0.03	0.5	8	3	2200	2.87	2.08	0.1	44	38	0.08	4	380	18	2.7	5	104	0.08	18	10	8	50
JM RC-38-07	84	86	108926	EXT	0.083	0.5	6.28	12	280	0.5	2	0.05	0.5	12	12	488	4.83	1.6	0.05	50	70	0.08	8	570	31	5.01	5	329	0.08	36	10	8	10
JM RC-38-07	86	88	108927	EXT	0.167	0.5	4.88	5	270	0.5	2	0.02	0.5	8	2	1520	2.48	1.79	0.06	15	30	0.07	5	280	15	2.43	5	107	0.05	16	10	5	10
JM RC-38-07	88	90	108928	EXT	0.186	0.6	6.47	12	400	0.5	2	0.04	1.4	11	7	1990	3.64	1.91	0.08	42	77	0.08	7	420	20	3.48	5	170	0.06	24	10	8	10
JM RC-38-07	90	92	108929	EXT	0.258	0.5	7.37	25	180	0.7	2	0.06	0.5	8	20	2580	3.35	2.5	0.12	28	218	0.11	8	560	27	3.22	5	173	0.14	72	10	7	10
JM RC-38-07	92	94	108930	EXT	0.162	0.6	7.15	37	230	0.4	2	0.03	0.5	8	9	1990	3.43	2.42	0.11	19	68	0.12	8	430	34	4.1	5	126	0.07	38	10	9	40
JM RC-38-07	94	96	108931	EXT	0.118	0.7	6.67	18	300	0.5	2	0.02	0.5	7	5	1210	3.61	1.98	0.08	48	34	0.08	7	380	24	3.08	5	92	0.08	21	10	6	40
JM RC-38-07	96	98	108932	EXT	0.275	2.8	5.67	16	170	0.5	2	0.03	1	8	8	3630	3.04	2.28	0.17	40	31	0.08	8	330	18	2.44	5	100	0.07	19	10	8	70
JM RC-38-07	98	100	108933	EXT	0.282	1.1	4.52	19	250	0.5	2	0.02	6.5	7	14	3140	2.47	2.07	0.14	19	44	0.08	7	310	18	2.34	5	91	0.06	22	10	9	40
JM RC-38-07	100	102	108934	EXT	0.145	0.6	6.22	22	130	0.6	2	0.02	0.6	13	7	1630	3.67	1.68	0.07	38	63	0.1	10	380	21	3.64	5	135	0.07	21	10	8	20
JM RC-38-07	102	104	108935	EXT	0.278	0.7	6.27	13	280	0.5	2	0.02	0.5	10	7	3700	3.05	2.22	0.1	38	47	0.08	7	300	18	2.78	5	72	0.07	25	10	12	10
JM RC-38-07	104	106	108936	ORG	0.122	0.6	6.23	12	140	0.5	2	0.02	0.5	11	6	1340	3.08	1.78	0.06	17	54	0.08	4	350	20	3.22	5	82	0.08	24	10	4	10
JM RC-38-07	106	108	108938	EXT	0.261	0.6	6.27	128	400	0.5	2	0.02	0.6	8	6	3540	2.97	2.51	0.14	35	38	0.08	7	280	14	2.73	5	80	0.06	16	10	12	20
JM RC-38-07	108	110	108939	EXT	0.715	1.1	6.46	543	220	0.5	2	0.03	1.9	8	5	2010	3.11	2.17	0.08	18	37	0.08	5	310	21	3.18	13	105	0.07	19	10	14	40
JM RC-38-07	110	112	108940	EXT	0.158	0.8	6.35	342	400	0.5	2	0.02	1	6	6	1340	3.44	2.04	0.07	51	72	0.08	5	310	22	3.28	11	82	0.07	24	10	10	40
JM RC-38-07	112	114	108941	EXT	0.156	0.7	5.64	464	100	0.5	2	0.02	1.2	8	3	1880	3.11	1.83	0.05	35	70	0.08	4	340	20	3.08	13	124	0.05	16	10	13	80
JM RC-38-07	114	116	108942	EXT	0.314	1.2	6.18	786	140	0.5	2	0.03	4.5	10	4	3130	3.7	2.36	0.1	18	40	0.08	5	320	18	4.08	37	112	0.08	27	10	48	280
JM RC-38-07	116	118	108943	EXT	0.404	1	5.15	278	190	0.5	2	0.03	0.5	7	4	1110	2.64	1.87	0.04	42	52	0.07	4	300	18	2.53	14	107	0.05	20	10	12	50
JM RC-38-07	118	120	108944	EXT	0.082	0.7	6.12	163	380	0.5	2	0.02	0.9	7	4	608	2.87	2.14	0.04	41	68	0.08	5	330	18	2.78	5	103	0.04	22	10	11	60
JM RC-38-07	120	122	108945	EXT	0.209	1	6.4	234	280	0.5	2	0.03	2.5	8	4	2280	2.7	2.24	0.06	17	68	0.1	4	330	15	2.82	15	103	0.08	25	10	33	330
JM RC-38-07	122	124	108946	EXT	0.312	1	7.45	16	340	0.6	2	0.06	0.5	13	16	3710	4.4	2.45	0.17	53	201	0.1	12	620	20	4.77	5	186	0.1	63	10	12	40
JM RC-38-07	124	126	108947	EXT	0.318	0.8	7.75	28	230	0.6	2	0.08	0.5	14	24	4310	5.36	2.7	0.56	33	219	0.08	20	580	18	5.04	5	219	0.17	88	10	18	30
JM RC-38-07	126	128	108948	EXT	0.352	0.7	6.56	46	440	1.2	2	0.07	0.5	18	44	3330	4.16	2.22	0.64	31	48	0.08	30	820	18	3.66	5	304	0.25	140	10	22	20
JM RC-38-07	128	130	108949	EXT	0.312	0.8	5.37	60	300	0.5	2	0.03	0.5	13	25	3780	3.31	2.1	0.18	43	140	0.08	18	270	13	2.98	5	87	0.06	27	10	13	50
JM RC-38-07	130	132	108950	EXT	0.328	0.8	5.78	21	250	0.5	2	0.03	0.5	14	3	3880	3.87	1.7	0.22	42	107	0.07	7	270	18	3.8	5	70	0.07	28	10	11	10
JM RC-38-07	132	134	108951	EXT	0.238	0.6	6.71	13	180	0.5	2	0.03	0.5	11	6	3670	3.77	2.52	0.16	18	133	0.08	8	310	18	3.73	5	120	0.08	25	10	8	10
JM RC-38-07	134	136	108952	EXT	0.228	0.7	6.1	11	480	0.5	2	0.02	0.5	8	2	5080	3.04	2.57	0.26	28	73	0.07	4	240	14	2.64	5	74	0.07	18	10	8	10
JM RC-38-07	136	138	108953	EXT	0.333	0.8	5.91	5	330	0.5	2	0.03	0.5	10	2	6480	3.52	2.33	0.38	38	113	0.07	8	280	18	3.22	5	73	0.06	23	10	10	10
JM RC-38-07	138	140	108954	EXT	0.258	0.8	5.85	88	130	0.5	2	0.03	0.5	11	7	3800	4.37	2.58	0.2	29	88	0.08	8	280	16	4.58	5	88	0.07	22	10	14	30
JM RC-38-07	140	142	108955	EXT	0.341	0.8	5.75	28	270	0.5	2	0.02	0.5	11	4	4330	4.12	1.85	0.13	43	130	0.08	7	280	14	4.01	5	65	0.05	24	10	12	20
JM RC-38-07	142	144	108956	EXT	0.256	0.8	5.54	11	330	0.5	2	0.02	0.5	10	5	3880	3.58	1.47	0.12	41	80	0.08	5	240	11	3.27	6	73	0.08	21	10	8	10
JM RC-38-07	144	146	108957	EXT	0.274	0.8	6.18	18	380	0.5	2	0.02	0.5	8	3	4800	2.9	1.33	0.12	38	116	0.11	8	230	11	3.01	5	73	0.07	33	10	12	20
JM RC-38-07	146	148	108958	ORG	0.277	0.8	5.67	14	340	0.5	2	0.03	0.5	10	6	4640	3.54	2.48	0.13	44	103	0.1	8	300	17	3.54	5	116	0.05	36	10	11	10
JM RC-38-07	148	150	108960	EXT	0.378	0.5	6.86	25	120	0.6	2	0.03	0.5	12	9	4840	4.75	2.46	0.17	18	123	0.15	14	520	18	6.34	5	288	0.07	71	10	8	10
JM RC-38-07	150	152	108961	EXT	0.386	0.8	7.4	32	400	1	2	0.06	0.5	14	14	4550	3.29	2.08	0.21	30	187	0.11	25	660	18	3.11	5	366	0.16	73	10	11	10
JM RC-38-07	152	154	108962	EXT	0.377	1.1	11.05	18	378	1.4	2	0.06	0.5	18	28	3040	2.11	1.44	0.3	71	128	0.13	45	880	20	1.88	5	386	0.16	103	10	18	10
JM RC-38-07	154	156	108963	EXT	0.634	1.3	11.4	16	880	1.5	2	0.06	0.5	28	31	6770	3.82	2.8	0.31	21	584	0.18	28	760	22	3.4	5	387	0.28	105	10	11	10
JM RC-38-07	156	158	108964	EXT	0.301	0.8	10.7	15	380	1.2	2	0.06	0.5	18	41	3430	2.38	1.31	0.25	28	76	0.21	38	560	18	2.85	5	286	0.33	108	10	18	10
JM RC-38-07	158	160	108965	EXT	0.408	1.2	7.98	37	480	0.9	2	0.04	0.5	12	12	5200	1.71	1.48	0.21	30	130	0.18	17	480	20	2.17	5	241	0.08	61	10	11	10
JM RC-38-07	160	162	108966	EXT	0.388	0.8	7.19	8	830	0.9	2	0.03	0.5	10	3	4330	1.52	1.38	0.19	15	74	0.1	10	380	18	1.43	5	158	0.07	38	10	11	10
JM RC-38-07	162	164	108967	EXT	0.427	1	5.88	8	640	0.8	2	0.02	0.5	8	5	5818	1.67	1.6	0.17	32	142	0.08	10	290	15	1.8	5	82	0.05	28	10	8	10
JM RC-38-07	164	166	108968	EXT	0.296	0.8	5.77	28	250	0.8	2	0.02	0.5	16	5	4080	2.57	2.5	0.1	43	220	0.2	8	270	13	2.79	5	74	0.04	31	10	8	10
JM RC-38-07	166	168	108969	EXT	0.297	1	5.6	17	280	0.5	2	0.02	0.5	11	4	4030	2.3	2.18	0.08	18	408	0.21	8	320	18	2.86	5	88	0.04	28	10	7	10
JM RC-38-07	168	170	108970	EXT	0.328	1	5.64	28	360	0.6	2	0.02	0.5	11	6	6130	2.44	2.45	0.12	30	120	0.11	7	280	15	2.3	5	74	0.04	24	10	5	20
JM RC-38-07	170	172	108971	EXT	0.382	0.9	6.18	48	380	0.8	2	0.02	0.5	21	4	4818	2.37	2.54	0.12	44	128	0.18	8	330	11	2.88	5	79	0.05	31	10	8	20
JM RC-38-07	172	174	108972	EXT	0.228	0.8	5.58	38	378	0.8	2	0.03	0.5	18	3	3800	2.47	2.37	0.11	34	86	0.11	8	380	8	2.42	5	77	0.08	24	10	7	20
JM RC-38-07	174	176	108973	ORG	0.388	1.2	5.78	25	430	0.6	2	0.02	0.5	18	3	5780	2.25	2.98	0.11	28	105	0.14	9	300	18	2.17	5	74	0.08	28	10	7	20
JM RC-38-07	176	178	108975	EXT	0.366	1.9	6.03	22	300	0.8	2	0.02	0.5	7	3	5380	1.88	1.36	0.14	28	46	0.11	7	290	8	1.71	5	95	0.04	24	10	9	20
JM RC-38-07	178	180	108976	EXT	0.279	1.8	6.88	12	480	0.8	2	0.03	0.5	13	2	4380	2.4	2.61	0.16	28	82	0.12	6	330	12	2.16	5	135	0.08	25	10	10	20
JM RC-38-07	180	182	108977	EXT	0.276	1.1	6.63	22	630	0.7	2	0.04	0.5	8	7	5080	2.25	2.38	0.15	55	87	0.14	7	300	14	1.78	5	107	0.08	27	10	10	20
JM RC-38-07	182	184	108978	EXT	0.315	1	6.08	13	340	0.7	2	0.06	0.5	11	18	2818	2.43	2.13	0.12	33	82	0.22	8	410	21	2.75	5	188	0.08	51	10	9	10
JM RC-38-07	184	186	108979	EXT	0.382	1.1	4.78	28	388	0.6	4	0.04	0.7	8	4	5848	2.22	1.08	0.13	40	104	0.12	4	280	16	2.13	5	98	0.05	27	10	16	20
JM RC-38-07	186	188	108980	EXT	0.337	1.1	5.38	38	480	0.7	2	0.04	0.6	12	14	3818	2.24	2.11	0.13	38	86	0.12	12	360	13	2.13	5	114	0.04	25	10	17	50
JM RC-38-07	188	190	108981	EXT	0.366	1.1	5.34	188	270	0.5	2	0.04	2	8	4	2820	2.82	1.78	0.08	28	78	0.11	4	220	13	2.28	14	82	0.04	30	10	34	180
JM RC-38-07	190	192	108982	EXT	0.412	1.2	6.15	54	980	1	2	0.05	0.5	14	3	7818	1.88	1.37	0.31	47	88	0.11	18	380	20	1.88	5	171	0.07	24	10	8	10
JM RC-38-07	192	194	108983	EXT	0.33	1	7.68	44	680	1.3	2	0.07	0.5	8	37	4080	2.51	2.16	0.2	60	88	0.21	16	680	23	2.14	5	383	0.18	67	10	13	30
JM RC-38-07	194	196	108984	EXT	0.338	1.1	6.11	47	380	1	2	0.08	0.5	6	34	3130	2.37	1.48	0.18	51	117	0.24	14	618	33	2.38	5	384	0.21	81	10	16	50
JM RC-38-07	196	198	108985	EXT	0.309	2	5.71	277	380	0.7	2	0.05	0.6	6	2	5008	2.13	1.3	0.18	38	72	0.12	5	220	17	2.08	37	80	0.05	24	10	57	480
JM RC-38-07	198	200	108986	EXT	0.384	1.6	5.77	366	480	0.7	2	0.06	0.6	6	28	4078	2.22	1.48	0.13	43	82	0.14	6	380	16	2.24	41	177	0.08	36	10	45	460
JM RC-38-07	200	202	108987	EXT	0.276	1.3	4.87	78	340	0.6	2	0.05	0.6	6	3	5858	1.88	1.24	0.13	33	82	0.1	5	210	18	1.79	20	72	0.05	28	10	40	218
JM RC-38-07	202	204	108988	EXT	0.311	1.3	5.28	178	480	0.7	2	0.05	1.3	6	3	7380	1.84	1.82	0.13	43	87	0.14	6	270	18	2.08	15	100	0.05	27	10	67	320
JM RC-38-07	204	206	108989	EXT	0.256	1	4.88	78	430	0.7	2	0.05	0.5	6	8	8150	2.1	1.3	0.14	42	78	0.1	11	270	14	1.05	8	108	0.05	22	10	24	140
JM RC-38-07	206	208	108990	EXT	0.27	1.1	5.34	11	540	0.8	2	0.04	0.5	10	2	4580	2.08	2.02	0.14	32	144	0.13	6	340	13	2.11	5	183	0.05	22	10	9	30
JM RC-38-07	208	210	108991	EXT	0.387	0.6	6.23	13	400	0.8	2	0.03	0.5	8	3	6448	1.83	1.21	0.14	38	129	0.13	7	300	12	1.43	5	161	0.06	22	10	9	30
JM RC-38-07	210	212	108992	EXT	0.314	1.1	5.80	18	430	0.7	2	0.03	0.5	11	8	5080	2.04	1.64	0.13	48	130	0.17	6	310	15	2.3	5	210	0.05	22	10	12	40
JM RC-38-07	212	214	108993	EXT	0.381	1.2	5.06	13	420	0.8	2	0.04	0.5	14	6	5480	2.14	1.78	0.13	43	151	0.14	6	318	14	2.23	5	175	0.05	20	10	12	30
JM RC-38-07	214	216	108994	EXT	0.225	1	4.84	18	480	0.6	2	0.03	0.5	12	13	3700	1.88	1.93	0.14	48	87	0.14	12	220	11	1.87	5	100	0.05	18	10	11	30
JM RC-38-07	216	218	108995	EXT	0.737	1.2	6.21	28	880	1	2	0.03	0.5	18	4	3980	1.84	2.34	0.17	33	108	0.14	8	240	12	1.67	5	133	0.04	19	10	18	40
JM RC-38-07	218	220	108996	EXT	0.274	1.5	6.5	7	680	1	2	0.02	0.5	11	5	4200	1.51	1.58	0.18	28	75	0.15	11	280	14	1.48	5	244	0.04	18	10	18	30
JM RC-38-07	220	222	108997	ORG	0.301	1.6	6.27	5	660	1	2	0.02	0.8	10	1	4250	1.88	1.86	0.21	38	61	0.11	7	180	11	1.54	5	108	0.06	18	10	11	20
JM RC-38-07	222	224	108999	EXT	0.252	1.1	5.88	30	430	0.8	2	0.03	0.5	10	6	4200	1.84	1.27	0.17	34	153	0.18	6	318	16	1.93	5	254	0.08	21	10	13	40
JM RC-38-07	224	226	109000	EXT	0.232	1.6	5.78	5	840	1	2	0.02	0.9	10	3	6080	1.87	1.85	0.16	38	136	0.15	8	280	17	1.8	5	184	0.06	21	10	11	20
JM RC-38-07	226	228	109001	EXT	0.315	1.9	6.27	14	630	1.1	2	0.02	0.5	13	5	6810	2.27	2.38	0.24	66	78	0.15	7	280	18	1.98	5	142	0.08	22	10	15	20
JM RC-38-07	228	230	109002	EXT	0.288	1.6	6.78	17	630	1.1	2	0.03	0.5	9	6	5280	2.08	2.38	0.25	75	58	0.18	8	280	21	1.88	5	80	0.08	27	10	17	30
JM RC-38-07	230	232	109003	EXT	0.31	1.6	5.82	5	870	0.8	2	0.02	0.9	12	4	3880	1.7	2.08	0.24	37	50	0.11	8	180	9	1.38	5	23	0.05	19	10	12	10
JM RC-38-07	232	234	109004	EXT	0.38	1.6	6.45	15	620	1.2	2	0.02	0.8	18	6	5840	2.87	1.38	0.27	48	40	0.13	7	280	13	1.38	5	37	0.08	28	10	13	30
JM RC-38-07	234	236	109005	EXT	0.33	1.2	5.7	16	540	1	2	0.03	0.6	8	11	4040	1.42	1.63	0.22	38	75	0.14	8	280	13	1.12	5	40	0.08	29	10	16	30
JM RC-38-07	236	238	109006	EXT	0.243	1.6	6.38	16	730	1.6	2	0.03	0.7	14	6	4040	1.63	1.58	0.29	74	64	0.15	14	330	18	1.36	5	37	0.08	29	10	21	20
JM RC-38-07	238	240	109007	EXT	0.243	1.3	6.82	5	420	1.3	2	0.03	0.6	15	1	3440	2.16	2.46	0.36	66	91	0.15	8	240	14	2.05	5	21	0.08	25	10	16	10
JM RC-38-07	240	242	109008	ORG	0.6	1.7	5.71	38	330	1	2	0.03	0.5	22	6	4720	2.64	2.3	0.21	67	118	0.14	13	220	18	2.58	5	51	0.08	28	10	22	50
JM RC-38-07	242	244	109010	EXT	0.438	1.5	5.53	11	530	0.8	2	0.03	0.5	11	4	3480	2.09	1.78	0.23	88	77	0.1	8	220	17	1.58	5	88	0.08	21	10	17	20
JM RC-38-07	244	246	109011	EXT	0.387	1.5	6.81	15	530	1	2	0.03	1.6	16	6	5140	2.35	2.14	0.36	66	40	0.1	8	230	20	1.87	5	79	0.07	30	10	16	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-38-07	246	248	108012	EXT	0.554	1.2	6.23	10	580	1.9	2	0.03	0.5	11	16	4210	2.44	2.79	0.33	64	63	0.16	13	340	23	2.33	5	112	0.16	73	10	29	30
JM RC-38-07	248	250	108013	EXT	0.366	1.3	7.91	13	720	1.8	2	0.04	0.5	8	10	4500	1.90	2.74	0.34	67	100	0.16	10	450	20	1.90	5	74	0.16	53	10	29	20
JM RC-38-07	250	252	108014	EXT	0.307	1.1	6.90	23	420	1.6	2	0.03	0.5	12	8	4500	2.10	1.90	0.29	64	61	0.13	11	330	18	1.8	5	84	0.06	36	10	27	30
JM RC-38-07	252	254	108015	EXT	0.140	1.1	6.01	13	620	1.1	2	0.02	0.5	8	8	4480	2.27	2.03	0.26	65	73	0.1	8	210	18	1.94	5	84	0.06	21	10	21	20
JM RC-38-07	254	256	108016	EXT	0.294	1.1	6.34	7	690	1.2	2	0.02	0.5	8	4	4710	1.90	1.81	0.3	81	53	0.1	9	250	14	1.38	5	73	0.08	19	10	25	10
JM RC-38-07	256	258	108017	EXT	0.251	1	6.1	15	810	1.4	2	0.02	0.6	20	6	4390	1.90	1.60	0.32	106	62	0.1	13	290	12	1.18	5	46	0.06	20	10	25	30
JM RC-38-07	258	260	108018	EXT	0.255	1.3	6.08	17	370	1	3	0.03	0.5	16	18	4800	3.13	1.67	0.3	76	77	0.11	11	310	9	2.3	5	40	0.07	24	10	18	20
JM RC-38-07	260	262	108019	EXT	0.383	1.4	5.88	18	270	0.8	4	0.03	0.7	10	2	5900	3.90	1.60	0.29	66	80	0.1	11	220	9	3.44	5	28	0.05	15	10	14	10
JM RC-38-07	262	264	108020	EXT	0.317	1	6.02	18	540	1.1	2	0.02	0.5	14	8	4820	1.82	1.50	0.28	77	86	0.11	11	300	12	1.10	5	53	0.07	22	10	23	20
JM RC-38-07	264	266	108021	EXT	0.275	0.8	6	25	840	1.2	2	0.04	1.8	9	22	4120	2.25	1.50	0.27	100	70	0.12	11	310	13	1.31	5	79	0.08	24	10	25	30
JM RC-38-07	266	268	108022	EXT	0.416	0.8	5.97	14	560	1.1	4	0.02	4.2	13	3	5030	2.15	1.61	0.33	67	76	0.1	11	240	13	1.57	5	77	0.05	20	10	22	40
JM RC-38-07	268	270	108023	EXT	0.36	1	6.07	131	500	1	2	0.02	0.5	6	7	4830	2.42	1.7	0.32	60	64	0.11	10	290	10	1.95	5	59	0.08	32	10	25	40
JM RC-38-07	270	272	108024	EXT	0.212	0.8	6.51	44	500	1.2	2	0.03	0.9	7	8	4340	2.35	1.70	0.34	91	114	0.13	9	280	8	1.78	5	75	0.07	28	10	25	70
JM RC-38-07	272	274	108025	EXT	0.222	0.5	6.29	576	540	1	2	0.03	8.6	12	7	5310	2.04	2.04	0.28	90	77	0.13	11	240	13	2.08	27	65	0.07	24	10	32	80
JM RC-38-07	274	276	108026	EXT	0.322	1.3	5.06	521	370	0.8	2	0.02	1.3	13	8	4220	2.58	1.61	0.24	74	103	0.1	10	250	32	2.82	33	73	0.05	22	10	40	300
JM RC-38-07	276	278	108027	EXT	0.136	0.8	4.64	1250	290	0.8	2	0.03	1.2	10	11	5370	2.43	1.00	0.18	101	235	0.1	11	290	54	2.27	71	96	0.04	27	10	60	80
JM RC-38-07	278	280	108028	EXT	0.077	1.4	5.3	996	350	0.8	3	0.03	4.9	6	3	5880	2.23	1.07	0.31	76	130	0.11	6	270	21	2.36	47	90	0.08	25	10	61	80
JM RC-38-07	280	282	108029	EXT	0.166	0.9	5.53	352	340	0.8	2	0.03	2.5	10	8	6700	2.75	1.67	0.28	62	66	0.1	6	350	15	2.58	12	66	0.06	28	10	36	80
JM RC-38-07	282	284	108030	EXT	0.143	1.2	5.06	316	280	0.8	3	0.03	0.5	7	8	5630	2.35	1.61	0.28	61	101	0.08	7	270	9	1.88	4	55	0.05	24	10	24	80
JM RC-38-07	284	286	108031	ORG	0.27	1.8	4.32	58	270	0.8	2	0.03	0.5	7	2	6200	1.64	1.25	0.7	54	140	0.08	7	240	31	1.83	5	29	0.04	33	10	60	40
JM RC-38-07	286	288	108033	EXT	0.232	1.7	5.44	121	300	1	2	0.03	3.3	6	8	6640	2.43	1.76	0.23	65	70	0.16	8	340	14	2.51	7	64	0.05	33	10	34	50
JM RC-38-07	288	290	108034	EXT	0.456	1.6	5.44	19	380	1.4	4	0.03	0.5	8	14	6020	1.64	1.94	0.28	65	102	0.13	12	310	15	1.37	5	40	0.05	24	10	25	20
JM RC-38-07	290	292	108035	EXT	0.517	2.6	5.28	10	430	1.4	2	0.03	0.5	11	8	6660	1.92	1.91	0.51	109	112	0.13	12	290	14	1.38	5	44	0.05	30	10	38	80
JM RC-38-07	292	294	108036	EXT	0.455	2.7	5.29	17	340	1.3	2	0.03	0.5	9	13	6290	2.02	1.65	0.28	108	138	0.11	16	280	15	2.14	5	36	0.05	24	10	38	40
JM RC-38-07	294	296	108037	EXT	0.367	2.3	5.55	14	380	1.2	3	0.03	0.5	7	13	6380	1.64	1.65	0.28	73	108	0.13	13	250	10	1.48	5	34	0.06	35	10	36	30
JM RC-38-07	296	298	108038	EXT	0.356	3.1	5.42	84	370	1.3	8	0.03	1.4	7	3	6660	1.82	1.82	0.28	73	100	0.12	11	370	10	1.41	87	29	0.04	18	10	63	120
JM RC-38-07	298	300	108039	EXT	0.324	1.5	4.99	46	300	1.3	2	0.03	1.1	10	10	4910	1.81	1.54	0.23	87	111	0.13	10	230	7	1.88	13	22	0.03	20	10	48	80
JM RC-38-07	300	302	108040	EXT	0.13	1.4	4.90	63	350	1	2	0.03	0.6	5	13	4850	1.8	1.62	0.23	58	133	0.12	11	230	12	1.81	11	38	0.05	27	10	45	70
JM RC-38-07	302	304	108041	EXT	0.11	1.2	7.18	245	300	1.3	3	0.08	0.5	4	14	5180	1.64	1.90	0.32	96	82	0.16	12	600	35	1.71	30	112	0.08	98	10	61	70
JM RC-38-07	304	306	108042	EXT	0.186	1.4	6.35	249	290	1	2	0.06	0.5	5	27	4220	2.13	1.87	0.24	86	125	0.15	16	530	52	1.87	52	147	0.08	47	10	33	100
JM RC-38-07	306	308	108043	EXT	0.293	1.2	6.10	108	300	1.5	2	0.1	0.5	7	25	5430	1.60	2.06	0.29	71	90	0.17	17	860	22	1.80	7	84	0.19	66	10	29	30
JM RC-38-07	308	310	108044	EXT	0.276	0.8	10.1	17	440	1.6	2	0.12	0.6	11	28	3400	1.47	1.91	0.37	47	66	0.19	24	1270	14	1.81	5	63	0.15	114	10	21	10
JM RC-38-07	310	312	108045	EXT	0.279	0.5	10.15	18	250	3	4	0.1	0.5	13	31	3340	1.97	2.05	0.37	215	75	0.18	18	1280	18	1.27	5	73	0.36	120	10	80	10
JM RC-38-07	312	314	108046	EXT	0.331	0.5	10.35	37	300	2.5	4	0.08	0.5	10	38	5180	2.36	1.46	0.45	506	44	0.14	16	810	18	0.77	5	76	0.28	112	10	88	20
JM RC-38-07	314	316	108047	EXT	0.345	0.5	10.15	7	130	2.3	2	0.18	1	16	38	2960	3.82	1.52	1.8	880	47	0.87	30	1110	21	0.53	5	74	0.51	160	10	186	10
JM RC-38-07	316	318	108048	EXT	0.546	0.5	7.48	5	150	1.8	2	0.21	0.5	16	33	3950	4.52	1.43	2.1	880	77	1.32	23	800	18	0.37	5	71	0.38	143	10	131	10
JM RC-38-07	318	320	108049	EXT	0.321	0.5	8.80	12	190	2.1	2	0.13	1.2	16	22	3290	3.51	1.63	1.58	877	70	0.8	24	1020	13	0.44	5	54	0.38	139	10	146	10
JM RC-38-07	320	322	108050	EXT	0.271	0.5	8.8	13	200	2.8	2	0.25	1.8	18	27	3010	4.00	1.60	1.97	882	40	0.80	24	1090	13	0.39	5	70	0.43	178	10	180	10
JM RC-38-07	322	324	108051	ORG	0.324	0.5	6.62	18	200	2	2	0.29	1	15	13	2700	4.48	1.67	1.90	820	40	1.38	14	1370	16	0.42	5	81	0.57	190	10	151	10
JM RC-38-07	324	326	108053	EXT	0.501	0.6	8.77	16	190	2.4	3	0.24	0.8	22	31	3910	5.17	1.77	1.62	778	40	1.02	25	1090	16	0.65	5	66	0.37	196	10	208	10
JM RC-38-07	326	328	108054	EXT	0.340	0.5	9.91	20	180	2.4	2	0.2	1.2	19	27	3120	4.07	1.67	1.95	1080	64	0.71	30	1150	17	0.41	5	66	0.46	140	10	218	10
JM RC-38-07	328	330	108055	EXT	0.311	0.5	7.34	6	200	1.6	2	0.17	0.6	14	21	2900	4	1.43	1.76	564	60	1.44	17	800	17	0.42	5	60	0.3	114	10	148	10
JM RC-38-07	330	332	108056	EXT	0.301	0.5	6.66	5	230	1.7	2	0.11	0.7	14	21	3160	3.36	1.56	1.15	460	52	1.25	18	690	17	0.52	5	60	0.27	109	10	121	10
JM RC-38-07	332	334	108057	EXT	0.340	0.5	6.73	5	440	1.5	2	0.05	0.5	9	3	4780	2.19	1.62	0.77	222	45	1.60	6	540	12	0.54	5	33	0.12	93	10	80	10
JM RC-38-07	334	336	108058	EXT	0.351	0.5	7.17	5	410	1.5	2	0.07	0.7	8	16	4790	2.82	1.76	0.93	384	40	1.6	11	380	14	0.54	5	51	0.15	63	10	111	10
JM RC-38-07	336	338	108059	EXT	0.356	0.5	7.17	5	380	1.7	2	0.07	2.2	15	16	5130	3.23	1.47	1.16	567	40	0.8	11	500	14	0.77	5	41	0.19	92	10	167	10
JM RC-38-07	338	340	108060	EXT	0.430	0.7	6.74	5	380	1.7	2	0.08	1.2	14	21	5150	2.59	1.79	0.85	308	45	1.34	18	500	13	0.59	5	54	0.15	81	10	103	10
JM RC-38-07	340	342	108061	EXT	0.350	0.7	7.60	7	270	2.1	2	0.06	1	14	31	5330	3.26	1.6	1.46	514	40	1.28	25	540	15	0.61	5	48	0.26	117	10	338	10
JM RC-38-07	342	344	108062	EXT	0.347	0.5	7.47	5	230	1.6	2	0.1	4.7	10	11	4510	2.62	1.53	0.99	382	107	1.46	15	430	12	0.51	5	40	0.12	73	10	188	10
JM RC-38-07	344	346	108063	EXT	0.345	0.5	8.06	6	200	2.8	2	0.15	0.8	20	26	3800	4.52	1.74	1.74	546	71	1.07	32	1020	17	0.46	5	73	0.38	156	10	150	10
JM RC-38-07	346	348	108064	EXT	0.326	0.6	8.02	5	210	1.6	2	0.06	0.5	8	8	4000	3.67	1.7	0.85	320	40	1.58	15	380	13	0.44	5	38	0.21	85	10	125	10
JM RC-38-07	348	350	108065	EXT	0.357	0.9	8.81	7	430	2	2	0.07	0.5	8	14	5000	2.84	2.28	0.91	423	43	1.34	12	450	15	0.6	5	65	0.2	85	10	146	10
JM RC-38-07	350	352	108066	EXT	0.358	1	7.3	6	270	2	3	0.07	0.8	7	30	5130	2.74	2.01	0.6	404	72	0.44	14	450	13	0.60	6	41	0.18	73	10	167	10
JM RC-38-07	352	354	108067	EXT	0.421	0.6	8.17	5	230	2.1	2	0.13	1	13	16	5130	3.19	1.74	1.56	323	38	1.18	20	580	15	0.52	5	67	0.32	100	10	179	10
JM RC-38-07	354	356	108068	EXT	0.237	0.5	7.46	5	250	2.1	2	0.16	0.7	8	19	3040	2.86	1.46	1.66	548	207	1.38	14	470	16	0.36	5	75	0.24	83	10	162	10
JM RC-38-07	356	358	108069	EXT	0.190	0.5	7.63	5	200	2.3	2	0.25	0.5	8	28	2560	3.35	1.76	2.36	544	115	1.45	14	470	15	0.28	5	79	0.41	107	10	152	10
JM RC-38-07	358	360	108070	EXT	0.352	0.5	7.57	6	170	2	4	0.16	0.5	11	37	3410	2.88	1.47	1.39	441	48	1.23	21	630	13	0.47	5	72	0.25	91	10	116	10
JM RC-38-07	360	362	108071	EXT	0.460	0.5	7.63	16	180	2.4	2	0.32	0.5	14	40	4680	4.64	1.81	2.29	587	51	1.28	38	1050	21	0.62	5	78	0.31	188	10	134	10
JM RC-38-07	362	364	108072	EXT	0.433	0.5	8.04	7	150	2	5	0.11	0.5	20	71	4160	4.79	1.73	2.75	484	62	1.09	64	560	15	0.72	5	75	0.4	156	10	182	10
JM RC-38-07	364	366	108073	EXT	0.286	0.5	7.73	5	170	1.7	2	0.06	0.5	15	74	3240	4.55	1.72	2.79	429	32	1.75	58	470	12	0.64	5	63	0.36	147	10	156	10
JM RC-38-07	366	368	108074	ORG	0.300	0.5	8.32	6	250	1.6	2	0.25	0.5	13	34	3380	4.32	1.63	1.74	353	32	2.7	34	670	17	0.38	5	134	0.33	127	10	99	10
JM RC-38-07	368	370	108076	EXT	0.317	0.6	7.51	13	180	1.5	2	0.11	0.5	11	31	3020	3.28	1.7	1.42	280	45	3.16	14	700	19	1.27	5	123	0.27	169	10	104	10
JM RC-38-07	370	372	108077	EXT	0.254	0.6	6.86	10	280	1.7	2	0.13	0.5	13	31	3270	3.63	1.00	1.74	380	34	2.00	21	740	20	1.36	5	161	0.27	128	10	150	10
JM RC-38-07	372	374	108078	EXT	0.303	0.8	7.74	34	160	1.5	2	0.06	0.5	17	23	3710	3.44	1.84	1.08	241	76	1.06	21	740	17	2.13	5	61	0.23	118	10	116	10
JM RC-38-07	374	376	108079	EXT	0.385	0.8	7.04	7	210	1.7	2	0.11	0.6	15	56	4300	4.77	1.85	1.00	287	42	1.14	26	820	20	1.21	5	67	0.28	131	10	138	10
JM RC-38-07	376	378	108080	EXT	0.38	0.5	7.45	5	200	1.7	2	0.09	0.5	12	33	3910	4.81	1.93	1.43	279	11	0.76	19	780	18	0.92	5	46	0.27	117	10	90	10
JM RC-38-07	378	380	108081	EXT	0.295	0.5	6.23	13	190	1.6	3	0.11	0.5	14	21	2700	3.76	1.95	1.90	563	29	1.36	16	710	28	0.93	5	75	0.28	123	10	130	10
JM RC-38-07	380	382	108082	EXT	0.290	0.5	7.79	17	190	1.5	2	0.12	0.5	12	25	2730	3.56	1.53	2.00	472	34	2.36	15	900	18	1.09	5	91	0.27	121	10	167	10
JM RC-38-07	382	384	108083	EXT	0.283	0.5	7.75	10	230	1.5	3	0.14	0.5	11	22	2740	3.32	1.91	2	529	25	2.18	14	540	23	0.82	5	87	0.3	120	10	174	10
JM RC-38-07	384	386	108084	EXT	0.283	0.5	7.39	18	280	1.5	2	0.15	0.5	10	19	3800	3.3	1.92	1.58	583	32	2.03	9	470	28	0.5	5	66	0.31	102	10	122	10
JM RC-38-07	386	388	108085	EXT	0.21	0.5	5.38	5	230	1.3	2	0.05	0.5	7	9	2630	2.54	2.05	0.81	400	38	0.67	6	380	15	0.38	5	38	0.14	62	10	60	10
JM RC-38-07	388	390	108086	EXT	0.238	0.5	6.88	6	320	1.4	2	0.12	0.5	7	2	2800	2.79	2.03	0.64	404	18	2.32	7	480	38	0.29	5	88	0.24	58	10	87	10
JM RC-38-07	390	392	108087	EXT	0.321	0.8	6.45	15	380	1.4	2	0.07	0.5	8	5	3740	5	1.52	0.66	343	34	1.56	7	510	24	0.81	5	64	0.15	55	10	84	10
JM RC-38-07	392	394	108088	EXT	0.24	0.5	7.13	7	310	1.8	3	0.08	0.5	8	2	2790	2.8	2.54	0.68	444	21	1.78	7	620	30	0.38	5	70	0.16	54	10	110	10
JM RC-38-07	394	396	108089	EXT	0.212	0.5	6.72	6	300	1.5	2	0.07	0.5	7	7	2840	2.73	1.48	0.72	387	30	1.27	8	570	21	0.33	5	56	0.16	61	10	82	10
JM RC-38-07	396	398	108090	EXT	0.230	0.8	4.53	13	410	1.7	2	0.08	0.5	8	4	2810	2.46	2.11	0.8	488	45	1.27	8	500	33	0.48	5	65	0.16	60	10	104	10
JM RC-38-07	398	400	108091	ORG	0.207	0.5	6.03	14	370	1.4	2	0.06	0.5	7	2	3200	3.03	1.8	0.74	372	26	1.16	6	470	28	0.54	5	87	0.17	54	10	78	10
JM RC-38-07	400	402	108093	EXT	0.238	1	6.24	12	310	1.5	2	0.06	0.5	5	3	3400	2.34	2.18	0.77	391	50	0.88	6	560	18	0.7	5	44	0.14	58	10	64	10
JM RC-38-07	402	404	108094	EXT	0.172	0.7	6.37	12	200	1.3	2	0.07	0.5	5	2	2210	2.72	2.15	0.88	378	21	1.7	4	400	18	1.81	5	38	0.16	58	10	62	10
JM RC-38-07	404	406	108095	EXT	0.206	0.5	6.40	7	280	1.1	4	0.05	0.5	5	4	2880	3.16	1.80	0.85	348	18	1.2	5	330	17	0.72	5	38	0.17	57	10	75	10
JM RC-38-07	406	408	108096	EXT	0.384	0.8	4.55	11	370	1.2	2	0.07	0.5	5	3	2830	3.02	2.21	0.74	438	23	1.38	5	480	16	0.37	5	57	0.21	66	10	77	10
JM RC-38-07	408	410	108097	EXT	0.362	0.5	6.8	4	460	1.1	2	0.11	0.5	6	2	3080	2.75	1.72	0.80	318	17	2.08	5	330	34	0.32	5	68	0.17	50	10	68	10
JM RC-38-07	410	412	108098	EXT	0.277	0.5	6.81	10	410	1.3	2	0.08	0.5	6	2	3000	3.06	1.75	0.82	383	38	1.90	4	380	25	0.30	5	68	0.19	60	10	61	10
JM RC-38-07	412	414	108099	EXT	0.304	0.7	5.61	11	330	1.3	3	0.05	0.5	8	3	3300	3.64	1.35	0.78	334	18	0.87	4	400	12	0.6	5	47	0.12	58	10	44	10
JM RC-38-07	414	416	108100	EXT	0.306	0.5	5.77	18	230	1.3	2	0.05	0.5	7	6	3040	3.19	1.73	0.79	363	30	0.65	4	330	13	0.46	5	38	0.13	58	10	62	10
JM RC-38-07	416	418	108101	EXT	0.381	1	6.1	30	310	1.8	2	0.05	0.5	7	2	4000	3.19	1.5	0.67	422	28	0.88	8	420	15	0.77	5	44	0.1	60	10	164	10
JM RC-38-07	418	420	108102	EXT	0.208	0.7	5.00	218	270	1.4	2	0.08	1	5	3	3000	2.5	2.07	0.41	273	25	0.67	5	680	66	1.58	7	202	0.13	52	10	88	30
JM RC-38-07	420	422	108103	EXT	0.200	0.5	7.83	22	300	1.7	2	0.22	0.5	7	17	3030	3.54	1.76	1.23	430	16	2.20	12	470	22	0.47	5	88	0.19	72	10	106	10
JM RC-38-07	422	424	108104	EXT	0.197	0.5	6.28	8	280	1.5	2	0.08	0.5	6	3	3030	2.73	1.87	0.8	384	28	1.8	6	380	28	0.41	5	88	0.15	56	10	106	10
JM RC-38-07	424	426	108105	EXT	0.284	0.5	6.21	8	270	1.6	2	0.09	0.5	4	4	2570	2.21	1.87	0.67	480	17	1.82	4	418	17	0.34	5	82	0.08	48	10	79	10
JM RC-38-07	426	428	108106	EXT	0.226	0.5	6.91	8	280	1.6	3	0.13	0.5	4	4	2820	2.71	1.45	0.75	640	30	2.48	7	460	27	0.94	5	127	0.22	43	10	107	10
JM RC-38-07	428	430	108107	EXT	0.194	1.1	5.82	5	300	1.8	2	0.07	0.5	4	3	3640	2.40	2.18	0.73	1060	61	1.53	6	410	18	0.43	5	88	0.2	46	10	122	10
JM RC-38-07	430	432	108108	EXT	0.247	0.5	5.72	18	380	1.4	2	0.08	0.5	4	2	3410	2.86	1.90	0.57	565	28	1.28	5	430	18	0.36	5	112	0.18	44	10	87	10
JM RC-40-07	0	2	108109	EXT	0.033	0.5	6.2	13	800	1.1	2	3.63	0.5	12	10	404	4.14	1.45	1.83	796	8	2.24	11	800	10	0.11	5	422	0.38	131	10	60	80
JM RC-40-07	2	4	108110	EXT	0.009	0.5	6.88	16	480	1.1	2	4.80	0.5	14	11	138	4.57	1.50	1.65	884	2	2.57	13	840	12	0.03	5	480	0.46	153	10	78	40
JM RC-40-07	4	6	108111	EXT	0.016	0.5	6.34	21	450	1	2	4.86	0.5	14	8	201	4.58	1.12	1.78	1130	3	1.6	6	830	23	0.04	5	348	0.45	143	10	125	80
JM RC-40-07	6	8	108112	EXT	0.032	0.5	7.44	25	680	0.6	2	0.38	0.6	1	7	180	4.03	2.17	0.3	94	37	0.21	5	830	18	0.2	5	836	0.17	88	10	27	20
JM RC-40-07	8	10	108113	EXT	0.043	0.5	7.04	15	1340	0.5	2	0.16	0.5	1	5	54	2.47	2.42	0.21	43	20	0.15	5	640	21	0.17	5	358	0.13	44	10	13	10
JM RC-40-07	10	12	108114	EXT	0.062	0.5	7.06	27	1080	0.6	2	0.19	0.5	1	6	45	3.45	2.54	0.23	42	31	0.15	2	670	22	0.17	5	264	0.14	42	10	18	20
JM RC-40-07	12	14	108115	EXT	0.087	0.5	7.71	40	640	0.8	2	0.52	0.5	2	6	61	7.04	2.48	0.34	107	72	0.32	2	1180	27	0.23	5	353	0.21	117	10	38	30
JM RC-40-07	14	16	108116	ORG	0.086	0.5	6.64	14	1120	0.8	2	0.4	0.5	2	7	49	2.81	2.35	0.27	100	22	0.27	2	680	24	0.14	5	198	0.13	61	10	17	20
JM RC-40-07	16	18	108118	EXT	0.027	0.5	6.42	16	1170	0.8	3	0.21	0.6	1	6	41	2.06	2.17	0.18	64	17	0.18	4	670	40	0.15	5	229	0.1	52	10	18	10
JM RC-40-07	18	20	108119	EXT	0.080	0.5	6.72	20	1090	0.8	2	0.18	0.6	1	5	38	3.26	2.32	0.2	45	22	0.17	2	920	21	0.19	5	271	0.12	67	10	13	10
JM RC-40-07	20	22	108120	EXT	0.043	0.5	9.51	47	940	0.8	2	0.25	0.5	1	10	75	7.95	1.92	0.23	63	37	0.18	4	1320	8	0.32	5	427	0.34	180	10	35	10
JM RC-40-07	22	24	108121	EXT	0.053	0.5	6.38	30	680	0.8	2	0.71	0.5	1	30	72	5.85	2.06	0.23	61	36	0.17	7	1080	16	0.32	5	361	0.26	118	10	30	30
JM RC-40-07	24	26	108122	EXT	0.105	0.5	7.98	10	980	0.8	3	0.20	0.5	1	26	188	5.13	2.16	0.2	62	38	0.18	4	720	8	0.38	5	171	0.18	106	10	18	10
JM RC-40-07	26	28	108123	EXT	0.065	0.5	8.35	11	810	0.8	3	0.23	0.5	1	34	180	4.43	2	0.28	47	34	0.21	8	640	8	0.58	5	307	0.14	138	10	18	30

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-40-07	28	30	109124	EXT	0.080	0.5	8.81	5	838	1.2	2	0.18	0.5	7	34	221	4.18	1.84	0.48	67	40	0.22	15	880	7	0.54	5	252	0.28	144	10	44	30
JM RC-40-07	30	32	109125	EXT	0.060	0.5	8.63	15	510	1.3	2	0.16	0.5	2	42	218	4.74	1.87	0.48	88	21	0.15	22	800	8	0.31	5	288	0.28	138	10	51	30
JM RC-40-07	32	34	109126	EXT	0.079	0.5	8.46	8	480	1	3	0.19	0.5	3	82	380	6.17	2.16	0.78	118	30	0.22	22	830	1	0.34	5	281	0.38	162	10	81	20
JM RC-40-07	34	36	109127	EXT	0.057	0.5	8.78	11	468	1.1	2	0.17	0.5	3	36	687	5.71	2.84	0.75	110	36	0.25	20	770	3	0.37	5	340	0.32	158	10	85	30
JM RC-40-07	36	38	109128	EXT	0.082	0.5	8.18	15	428	1.2	2	0.14	0.5	1	34	412	7.08	2.31	0.28	64	53	0.24	4	780	12	0.5	5	278	0.21	138	10	22	30
JM RC-40-07	38	40	109129	EXT	0.101	0.5	8.82	13	778	1.2	2	0.14	0.5	9	33	2290	5.68	2.41	0.42	67	88	0.25	12	800	9	1.16	5	188	0.17	128	10	47	20
JM RC-40-07	40	42	109130	EXT	0.086	0.5	8.38	22	828	1.2	2	0.15	0.5	10	32	5480	5.74	2.23	0.88	120	37	0.24	26	1070	7	1.68	5	344	0.21	138	10	136	30
JM RC-40-07	42	44	109131	EXT	0.081	0.5	8.47	13	400	1.3	2	0.19	0.5	21	28	1880	4.4	2.22	1.22	141	30	0.25	31	1090	4	3.72	5	288	0.15	128	10	127	30
JM RC-40-07	44	46	109132	EXT	0.080	0.5	8.8	8	860	1.3	2	0.15	0.5	28	34	3870	5.88	2.2	1.45	175	38	0.25	38	880	5	2.28	5	278	0.25	144	10	123	20
JM RC-40-07	46	48	109133	EXT	0.050	0.5	8.34	14	720	1.4	2	0.14	0.5	21	30	4100	5.34	2.24	1.52	217	65	0.22	28	820	4	1.51	5	208	0.22	138	10	113	10
JM RC-40-07	48	50	109134	EXT	0.130	0.5	8.36	13	420	1.5	2	0.12	0.5	25	28	4880	5.13	2.26	1.36	188	53	0.25	30	900	10	2.06	5	288	0.22	138	10	188	20
JM RC-40-07	50	52	109135	EXT	0.046	0.5	8.26	5	710	1.8	2	0.13	0.5	22	31	1880	4.71	2.02	1.91	234	52	0.23	34	850	4	1.4	5	208	0.18	137	10	121	10
JM RC-40-07	52	54	109136	EXT	0.062	0.5	8.06	8	880	1.7	2	0.17	0.5	25	30	1610	5.18	2.2	1.43	283	127	0.2	30	818	4	1.36	5	153	0.2	127	10	113	10
JM RC-40-07	54	56	109137	ORG	0.082	0.5	8.11	8	580	1.8	3	0.1	0.5	20	31	1670	4.48	2.82	2.04	258	55	0.21	28	830	4	1.04	5	155	0.21	128	10	107	10
JM RC-40-07	56	58	109138	EXT	0.114	0.6	7.87	8	620	1.4	2	0.13	0.5	20	25	3320	4.37	1.82	2.02	248	60	0.24	30	878	4	1.06	5	181	0.2	122	10	87	10
JM RC-40-07	58	60	109140	EXT	0.126	0.6	7.88	10	340	1.8	2	0.53	0.5	23	124	2940	5.81	1.82	2.4	320	301	0.14	79	2010	2	1.82	5	128	0.28	147	10	131	20
JM RC-40-07	60	62	109141	EXT	0.08	0.5	7.74	8	240	1.7	2	0.50	0.5	27	134	3020	6.1	1.8	3.03	380	103	0.13	88	2040	1	1.43	5	70	0.15	158	10	140	20
JM RC-40-07	62	64	109142	EXT	0.116	0.5	8.07	13	380	1.5	2	0.18	0.5	27	43	2330	4.76	2.04	2.18	182	111	0.26	41	730	5	1.84	5	88	0.15	122	10	80	20
JM RC-40-07	64	66	109143	EXT	0.079	0.5	8.43	12	370	1.8	2	0.27	0.5	31	36	1650	5.81	2.04	2.88	288	125	0.21	57	1770	5	2.08	5	137	0.27	147	10	84	10
JM RC-40-07	66	68	109144	EXT	0.087	0.5	7.71	7	390	1.3	2	0.21	0.8	30	48	1100	5.63	2.1	1.93	173	224	0.21	41	1090	1	2.84	5	118	0.14	125	10	48	20
JM RC-40-07	68	70	109145	EXT	0.088	0.5	7.88	13	390	1.4	2	0.3	0.5	21	42	1230	5.72	2.08	2.3	243	54	0.26	45	1480	2	2.12	5	105	0.08	139	10	58	20
JM RC-40-07	70	72	109146	EXT	0.088	0.5	7.85	14	470	1.2	2	0.13	0.5	18	28	1520	4.58	2.12	1.84	182	38	0.33	21	670	3	1.23	5	147	0.18	131	10	38	10
JM RC-40-07	72	74	109147	EXT	0.113	0.5	7.43	10	640	1.2	2	0.15	0.5	23	25	1570	4.33	2.28	1.27	123	138	0.27	21	760	4	2.18	5	158	0.12	110	10	38	10
JM RC-40-07	74	76	109148	EXT	0.104	0.5	8.18	7	540	1.4	2	0.18	0.5	21	28	2280	5.34	2.28	1.87	182	83	0.31	24	770	5	1.75	5	133	0.18	124	10	63	20
JM RC-40-07	76	78	109149	EXT	0.1	0.5	8.28	14	740	1.4	2	0.13	0.5	22	24	1018	5.08	2.23	1.96	188	44	0.28	25	730	4	3	5	122	0.13	122	10	53	20
JM RC-40-07	78	80	109150	EXT	0.087	0.5	8.08	11	670	1.3	2	0.14	0.5	16	28	1670	4.31	2.17	1.97	184	88	0.32	27	780	6	1.21	5	134	0.2	125	10	46	10
JM RC-40-07	80	82	109151	EXT	0.101	0.5	8.24	7	730	1.4	2	0.18	0.5	18	22	1830	4.38	2.04	2.01	180	52	0.31	24	820	6	1.75	5	107	0.1	115	10	48	20
JM RC-40-07	82	84	109152	EXT	0.086	0.5	7.57	18	980	1.3	2	0.18	0.5	16	24	1900	4.15	2.22	1.58	114	198	0.28	23	770	3	2.2	5	124	0.13	101	10	48	20
JM RC-40-07	84	86	109153	EXT	0.081	0.5	8.54	8	680	1.6	2	0.22	0.5	17	30	1610	4.81	2.11	2.28	188	71	0.24	28	980	2	1.08	5	82	0.28	136	10	88	10
JM RC-40-07	86	88	109154	EXT	0.058	0.5	8.64	13	530	1.8	2	0.28	0.5	19	31	981	5.3	2.18	2.1	181	204	0.32	31	1240	5	2.13	5	118	0.22	128	10	122	10
JM RC-40-07	88	90	109155	EXT	0.135	0.5	8.48	5	730	1.5	2	0.18	0.5	18	27	2130	4.6	2.38	2.12	183	48	0.25	28	880	5	1.8	5	88	0.2	135	10	114	10
JM RC-40-07	90	92	109156	EXT	0.108	0.8	8.41	8	530	1.5	3	0.15	0.5	20	23	1840	4.65	2.23	2.83	140	46	0.23	28	880	14	2.23	5	238	0.18	130	10	134	20
JM RC-40-07	92	94	109157	EXT	0.131	0.5	8.22	18	440	1.4	2	0.2	0.5	18	25	2210	4.48	2.16	2.15	180	84	0.19	24	870	4	1.34	5	41	0.22	124	10	126	20
JM RC-40-07	94	96	109158	EXT	0.144	0.5	7.87	8	380	1.4	2	0.18	0.5	16	25	2220	3.84	2.17	1.75	138	58	0.17	28	730	3	1.08	5	51	0.18	111	10	113	10
JM RC-40-07	96	98	109159	EXT	0.156	0.4	7.85	17	370	1.4	2	0.21	0.5	17	23	2150	3.81	1.86	1.42	222	77	0.18	28	900	4	0.67	5	32	0.13	111	10	147	20
JM RC-40-07	98	100	109160	EXT	0.136	0.5	7.58	14	310	1.7	2	0.23	0.5	16	48	2180	5.2	1.88	2.58	388	121	0.2	65	918	5	0.58	5	20	0.18	131	10	326	20
JM RC-40-07	100	102	109161	ORG	0.877	0.5	7.88	30	270	2.3	2	0.28	0.5	24	42	1900	6.08	1.46	3.44	430	83	0.2	100	870	2	0.58	5	29	0.32	188	10	413	10
JM RC-40-07	102	104	109163	EXT	0.080	0.5	7.63	13	410	2	2	0.24	0.5	21	48	1310	5.08	1.52	3.48	418	78	0.2	91	880	6	0.44	5	38	0.35	178	10	253	10
JM RC-40-07	104	106	109164	EXT	0.1	0.5	6.5	11	540	1.7	2	0.25	0.5	20	67	1290	5.58	1.79	3.18	445	36	0.24	71	800	3	0.37	5	28	0.38	182	10	188	10
JM RC-40-07	106	108	109165	EXT	0.126	0.5	7.6	12	320	1.3	2	0.1	0.5	20	32	2380	3.98	2.31	1.72	210	278	0.22	28	670	3	1.14	5	23	0.18	117	10	83	40
JM RC-40-07	108	110	109166	EXT	0.083	0.5	7.88	7	330	1.2	2	0.19	0.5	15	19	1378	4.82	2.06	1.63	251	65	0.28	24	778	2	0.88	5	23	0.07	118	10	84	20
JM RC-40-07	110	112	109167	EXT	0.17	0.5	8.66	13	480	1.8	2	0.22	0.5	28	31	3380	4.98	2.38	1.82	253	62	0.44	33	1120	4	0.84	5	48	0.2	158	10	105	20
JM RC-40-07	112	114	109168	EXT	0.17	0.5	8.46	15	430	1.8	2	0.42	0.5	28	42	1800	5.4	2.84	2.04	252	146	0.58	48	2080	2	1.32	5	34	0.18	161	10	111	20
JM RC-40-07	114	116	109169	EXT	0.136	0.6	8.34	17	960	2	2	0.38	0.5	30	38	2320	5.73	2.22	2.12	238	87	0.42	50	1478	4	1.88	5	44	0.18	158	10	88	20
JM RC-40-07	116	118	109170	EXT	0.104	0.5	8.08	7	580	1.4	2	0.21	0.5	18	28	1800	4.91	2.88	1.87	205	21	0.28	30	878	2	0.88	5	28	0.17	124	10	81	30
JM RC-40-07	118	120	109171	EXT	0.111	0.5	7.86	8	880	1.6	2	0.25	0.5	22	25	2880	5.81	3.18	1.67	178	76	0.25	27	1070	6	1.72	5	38	0.21	124	10	54	20
JM RC-40-07	120	122	109172	EXT	0.133	0.5	7.51	5	700	1.4	2	0.15	0.5	21	24	2310	4.17	2.82	1.48	132	78	0.25	23	880	5	1.48	5	58	0.18	111	10	53	10
JM RC-40-07	122	124	109173	EXT	0.124	0.5	7.87	5	730	1.3	2	0.19	0.5	18	23	2070	3.87	2.2	1.88	138	54	0.35	22	730	5	1.43	5	116	0.14	114	10	58	10
JM RC-40-07	124	126	109174	EXT	0.122	0.5	7.77	8	750	1.2	2	0.18	0.5	15	24	3830	4.13	2.17	1.67	188	151	0.34	21	750	5	0.84	5	182	0.18	130	10	84	10
JM RC-40-07	126	128	109175	EXT	0.106	0.5	8.23	14	610	1.2	2	0.17	0.5	18	24	2100	4.38	2.16	2.1	174	33	0.4	22	740	5	0.4	5	63	0.18	126	10	81	20
JM RC-40-07	128	130	109176	EXT	0.134	0.5	7.84	8	618	1.2	2	0.14	0.5	18	24	2440	3.62	2.21	1.48	123	128	0.37	21	620	7	1.43	5	63	0.14	107	10	81	20
JM RC-40-07	130	132	109177	EXT	0.117	0.5	7.7	7	880	1.3	2	0.13	0.5	17	23	2100	4.48	2.86	1.8	161	53	0.34	23	550	5	1.57	5	68	0.18	118	10	87	20
JM RC-40-07	132	134	109178	EXT	0.104	0.5	7.54	13	880	1.1	2	0.12	0.5	18	25	2190	3.88	2.22	1.86	140	63	0.26	22	520	2	1.83	5	45	0.14	108	10	81	20
JM RC-40-07	134	136	109179	EXT	0.119	0.5	8.71	13	750	1.5	2	0.15	0.5	17	21	1880	3.87	2.01	1.67	203	54	0.21	23	830	3	1.34	5	25	0.18	118	10	140	20
JM RC-40-07	136	138	109180	EXT	0.08	0.5	8.06	13	730	1.8	2	0.14	0.5	18	24	1540	4.15	1.71	1.88	281	79	0.19	28	640	2	0.88	5	18	0.21	130	10	188	10
JM RC-40-07	138	140	109181	EXT	0.088	0.5	8.85	7	870	1.5	2	0.16	8.7	18	21	2880	3.63	1.56	1.88	211	107	0.18	22	640	2	1.38	5	30	0.17	117	10	87	20
JM RC-40-07	140	142	109182	EXT	0.104	0.5	8.85	8	410	1.7	2	0.24	0.5	22	36	1990	4.48	1.38	2.28	282	135	0.17	44	1230	2	0.88	5	38	0.31	145	10	214	20
JM RC-40-07	142	144	109183	ORG	0.118	0.6	8.26	7	600	1.7	2	0.13	0.5	21	15	2340	3.64	2.06	1.4	204	107	0.2	24	700	5	1.84	5	65	0.18	100	10	268	20
JM RC-40-07	144	146	109185	EXT	0.153	0.9	8.13	59	440	1	2	0.18	0.8	13	1	2770	2.38	1.53	0.24	51	195	0.18	12	780	8	2.32	11	108	0.05	34	10	108	30
JM RC-40-07	146	148	109186	EXT	0.158	0.6	8.36	27	680	0.8	2	0.1	0.7	18	1	2850	2.22	1.18	0.25	47	200	0.2	11	610	8	1.85	8	138	0.04	30	10	86	60
JM RC-40-07	148	150	109187	EXT	0.144	0.7	8.64	30	670	1	2	0.07	0.5	17	1	3340	2.67	2.4	0.32	53	224	0.17	13	540	2	2.41	5	80	0.08	35	10	72	50
JM RC-40-07	150	152	109188	EXT	0.17	0.6	8.68	31	470	0.8	3	0.08	0.5	16	1	3800	2.54	2.17	0.23	40	117	0.14	10	450	8	2.83	8	43	0.05	27	10	80	50
JM RC-40-07	152	154	109189	EXT	0.145	3.1	8.09	33	410	0.8	2	0.1	1.2	12	1	3010	2.37	2.38	0.31	58	154	0.13	8	800	80	1.87	31	87	0.05	29	10	198	130
JM RC-40-07	154	156	109190	EXT	0.217	6.8	5.96	81	330	1	2	0.17	2	11	1	4110	2.33	2.28	0.31	48	112	0.14	11	880	1140	2.07	37	188	0.06	27	10	248	170
JM RC-40-07	156	158	109191	EXT	0.191	2.3	8.22	22	440	0.8	2	0.08	0.8	10	1	5300	2.04	1.78	0.34	57	140	0.13	8	500	10	1.37	7	77	0.04	27	10	95	40
JM RC-40-07	158	160	109192	EXT	0.244	1.4	8.26	11	1120	1.2	2	0.1	0.7	12	1	4880	2.44	2.42	0.87	90	317	0.18	15	580	7	1.34	5	120	0.08	43	10	80	30
JM RC-40-07	160	162	109193	EXT	0.195	1.1	8.92	11	860	1.3	2	0.21	1.2	18	34	5800	4.31	1.81	1.5	375	157	0.14	34	1180	7	0.88	5	78	0.21	125	10	198	20
JM RC-40-07	162	164	109194	EXT	0.226	0.9	9.04	13	730	1.2	2	0.16	0.5	20	34	3870	4.74	1.79	1.53	415	103	0.14	27	900	8	1.24	5	58	0.24	124	10	193	20
JM RC-40-07	164	166	109195	EXT	0.172	0.9	9.38	5	880	1.8	5	0.1	0.5	18	34	5810	4.18	1.77	1.25	384	108	0.17	18	1000	2	0.97	5	74	0.27	127	10	208	10
JM RC-40-07	166	168	109196	EXT	0.172	0.7	9.25	9	440	1.4	2	0.16	2.1	15	26	3840	4.77	2.03	1.28	540	58	0.2	28	880	4	0.98	5	70	0.08	134	10	261	10
JM RC-40-07	168	170	109197	EXT	0.183	0.9	9.46	20	540	1.4	2	0.2	3	18	26	2800	4.42	2.08	2.12	775	65	0.57	28	980	18	0.98	18	28	0.27	132	10	323	70
JM RC-40-07	170	172	109198	EXT	0.16	0.8	9.65	20	540	1.8	3	0.21	0.8	20	41	4240	4.48	1.98	1.07	580	83	0.14	37	1140	3	0.67	7	33	0.12	133	10	332	30
JM RC-40-07	172	174	109199	EXT	0.190	0.8	9.78	15	840	1.7	4	0.3	0.6	24	41	5300	4.80	1.61	2.11	513	71	0.17	38	1230	13	0.83	12	28	0.5	143	10	303	30
JM RC-40-07	174	176	109200	EXT	0.084	0.6	6.90	18	980	1.3	2	0.2	0.9	14	27	2300	4.37	1.42	1.82	435	90	1.03	27	880	11	0.96	5	33	0.28	125	10	193	20
JM RC-40-07	176	178	109201	EXT	0.132	0.5	6.74	5	400	1.5	2	0.27	0.7	14	28	2100	4.67	1.53	1.83	530	55	1.23	27	818	18	0.83	5	28	0.23	124	10	181	10
JM RC-40-07	178	180	109202	EXT	0.22	0.8	6.62	10	850	1.6	2	0.2	1.2	14	14	4250	4.71	1.78	1.8	440	61	0.16	23	1110	2	0.7	5	30	0.15	122	10	202	10
JM RC-40-07	180	182	109203	EXT	0.194	0.8	8.3	7	450	2.8	3	0.38	1.1	20	2	5400	5.34	2.28	1.88	556	48	0.13	23	2100	8	1.88	5	72	0.28	144	10	251	10
JM RC-40-07	182	184	109204	ORG	0.254	1	6.61	5	420	2.1	6	0.4	1.3	24	1	6110	5.22	2.08	1.87	485	230	0.12	18	2290	7	1.83	5	65	0.24	144	10	258	10
JM RC-40-07	184	186	109206	EXT	0.195	0.9	9.54	6	480	1.8	2	0.44	1	19	1	3880	6.40	1.48	2.15	621	183	0.13	14	3470	5	0.88	5	36	0.56	188	10	251	10
JM RC-40-07	186	188	109207	EXT	0.196	1	9.23	5	580	1.6	2	0.38	0.6	17	17	3000	4.84	1.97	1.62	585	586	0.13	22	1480	8	0.85	8	30	0.45	140	30	227	10
JM RC-40-07	188	190	109208	EXT	0.222	1	9.37	8	950	1.7	2	0.24	0.5	20	23	3780	4.66	1.93	1.88	520	205	0.88	32	1140	8	0.4	5	20	0.32	140	10	788	10
JM RC-40-07	190	192	109209	EXT	0.228	0.8	6.48	5	430	1.3	3	0.2	1.2	17	25	3300	4.3	1.11	1.82	572	182	1.07	31	830	33	0.88	5	24	0.25	110	10	288	10
JM RC-40-07	192	194	109210	EXT	0.780	1.3	9.88	5	480	1.8	3	0.52	1.4	23	77	6140	5.38	1.8	2.88	750	371	0.1	58	2880	14	1.07	8	30	0.31	152	10	238	20
JM RC-40-07	194	196	109211	EXT	0.18	0.8	9.38	8	580	2	4	0.38	1.5	25	51	4280	4.80	2.38	2.38	688	133	0.21	41	1918	7	0.88	11	38	0.32	142	10	388	20
JM RC-40-07	196	198	109212	EXT	0.188	0.7	8.41	8	670	1.6	2	0.23	1.3	25	27	3830	4.34	2.21	1.85	607	145	0.31	27	1820	7	1.48	18	21	0.2	122	10	388	20
JM RC-40-07	198	200	109213	EXT	0.163	0.5	8.8	13	540	2	2	0.4	0.5	23	48	1940	5.04	1.31	2.48	758	200	0.82	44	1770	15	0.96	5	25	0.18	142	10	287	10
JM RC-40-07	200	202	109214	EXT	0.122	0.7	8.38	5	540	1.5	2	0.21	1.1	17	24	1480	4.63	1.51	1.9	628	152	1.08	21	918	14	0.73	5	29	0.22	114	10	354	10
JM RC-40-07	202	204	109215	EXT	0.279	0.8	8.28	11	480	1.5	2	0.2	0.8	19	22	3790	3.79	1.48	1.88	502	163	0.26	18	880	8	1.38	6	13	0.15	108	10	184	20
JM RC-40-07	204	206	109216	EXT	0.218	0.8	8.05	9	600	1.8	2	0.18	0.7	17	22	3700	3.28	2.01	1.58	384	188	0.17	14	850	4	1.15	10	18	0.15	112	10	180	30
JM RC-40-07	206	208	109217	EXT	0.236	0.6	8.87	5	600	3.1	3	0.18	0.8	14	19	5800	2.52	2.45	0.88	203	227	0.13	6	780	2	1.4	7	29	0.08	115	10	74	10
JM RC-40-07	208	210	109218	EXT	0.191	0.6	8.75	8	670	2.8	4	0.17	1.8	16	20	4780	4	1.78	1.78	480	130	0.23	27	730	4	1.77	5	47	0.19	121	10	203	10
JM RC-40-07	210	212	109219	ORG	0.190	0.6	8.31	5	600	2.2	2	0.22	3.8	20	27	3040	4.41	1.65	2.11	638	80	0.22	28	830	10	1.01	5	42	0.28	128	10	230	10
JM RC-40-07	212	214	109221	EXT	0.147	1.2	8.17	10	430	1.8	2	0.18	1.7	17	18	5190	3.33	1.82	1.58	373	215	0.18	22	780	7	1.82	14	34	0.13	98	10	190	20
JM RC-40-07	214	216	109222	EXT	0.144	1	8.63	8	480	1.8	2	0.19	0.8	17	24	2818	3.72	1.71	1.71	543	238	0.25	23	810	9	0.88	7	28	0.21	114	10	211	10
JM RC-40-07	216	218	109223	EXT	0.177	0.7	8.31	6	600	1.8	2	0.21	1.4	20	22	2220	4.53	1.71	1.83	648	74	0.43	21	830	8	1.18	6	19	0.19	122	10	278	10
JM RC-40-07	218	220	109224	EXT	0.175	0.7	8.06	5	610	1.8	2	0.21	1.4	21	20	3880	4.11	2.11	1.8	652	175	0.56	25	880	6	1.28	5	24	0.15	112	10	198	10
JM RC-40-07	220	222	109225	EXT	0.207	0.7	8.84	7	670	2.1	5	0.16	1.8	17	18	6980	3.62	1.52	1.73	653	178	0.48	18	870	17	1.19	8	51	0.19	114	10	171	20
JM RC-40-07	222	224	109226	EXT	0.383	24.9	8.67	20	530	1.8	5	0.23	70.9	23	14	8780	4.86	1.8	1.58	1195	805	0.75	23	750	3880	2.25	45	47	0.17	111	10	10000	510
JM RC-40-07	224	226	109227	EXT	0.154	4.1	7.62	14	880	2	2	0.13	8.2	14	16	4140	4.1	1.88	1.43	1110	278	0.42	18	880	218	1.19	12	48	0.19	101	10	708	40
JM RC-40-07	226	228	109228	EXT	0.225	0.9	8.25	5	600	1.7	4	0.19	2.1	18	22	5570	4.13	1.82	1.88	577	200	0.73	23	880	24	1.27	5	32	0.19	117	10	171	10
JM RC-40-07	228	230	109229	EXT	0.184	0.7	8.52	5	870	1.8	4	0.19	1.1	18	19	9880	3.8	1.77	1.88	408	207	0.45	22	720	23	0.88	6	68	0.14	114	10	145	10
JM RC-40-07	230	232	109230	EXT	0.347	0.8	8.91	5	730	1.8	2	0.21	1.3	20	19	4050	3.80	1.98	1.73	424	104	0.50	20	670	12	1.08	8	30	0.2	120	10	140	10
JM RC-40-07	232	234	109231	EXT	0.219	1.8	8.43	9	810	1.8	2	0.21	0.5	18	22	2810	4.67	1.24	1.84	409	99	1.97	20	880	10	0.95	5	34	0.22	130	10	182	10
JM RC-40-07	234	236	109232	EXT	0.275	3.2	8.48	30	850	1.8	3	0.23	3.7	15	37	3340	5.15	1.53	1.88	1235	157	0.79	22	840	625	1.4	5	21	0.2	117	10	815	40
JM RC-40-07	236	238	109233	EXT	0.208	2.7	8.84	13	810	2.3	2	0.27	4.2	18	25	3319	4.8	1.27	1.81	1585	113	0.86	20	458	364	1.43	5	30	0.19	131	10	670	20
JM RC-40-07	238	240	109234	EXT	0.229	1.6	8.37	6	810	2	2	0.19	3.1	18	34	3280	4.56	1.15	1.88	1180	143	0.95	28	830	228	1.08	5	27	0.22	128	10	602	20
JM RC-40-07	240	242	109235	EXT	0.378	1.7	9.24	5	800	1.8	2	0.22	12.7	21	25	3480	6.46	1.88	2.1	1105	79	1.03	24	1020	1200	1.43	8	30	0.29	135	10	1470	60



6:54 AM 10/8/2007



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-41-07	28	30	109349	EXT	0.094	1.2	7.82	[illegible]	100	3.1	6	6.34	4.6	27	[illegible]	[illegible]	4.07	2.72	1.27	[illegible]		1.12	24	[illegible]	229	4.01	5	80	0.15	47	10	710	40
JM RC-41-07	30	32	109350	EXT	0.051	2.3	6.51	41	110	2.6	10	6.06	4.6	[illegible]	[illegible]	35	2.35	[illegible]	0.35	723	2	0.8	7	900	433	3.5	5	62	0.07	14	10	1830	100
JM RC-41-07	32	34	109351	EXT	0.077	1.4	6.64	32	120	2.2	5	6.64	4.5	11	[illegible]	28	2.47	3.17	0.45	719	1	0.87	10	420	384	2.74	5	[illegible]	0.07	13	10	776	30
JM RC-41-07	34	36	109352	EXT	0.082	1.4	6.67	25	110	2.5	3	6.06	4.7	16	[illegible]	[illegible]	2.00	3.29	0.40	527	1	0.84	8	840	299	2.00	5	[illegible]	0.08	14	10	1830	30
JM RC-41-07	36	38	109353	EXT	0.057	1	7.22	19	100	2.0	2	6.29	4.1	20	[illegible]	28	3.90	3.46	1.22	526	1	1.13	27	470	229	3.91	5	56	0.16	[illegible]	10	917	30
JM RC-41-07	38	40	109354	EXT	0.057	0.8	4.6	24	80	3.4	4	0.2	2	17	10	32	3.51	3.20	0.72	414	2	0.91	17	860	267	3.7	5	44	0.08	44	10	390	20
JM RC-41-07	40	42	109355	EXT	0.046	1.1	6.38	45	80	2.0	2	0.14	5.5	14	20	44	3.62	2.6	0.95	510	2	1.52	14	800	300	3.32	5	53	0.08	34	10	998	30
JM RC-41-07	42	44	109356	EXT	0.043	0.6	6.66	37	40	2.0	3	0.19	1.9	18	38	30	5.15	2.5	1.14	606	1	1.51	21	1450	133	4.82	5	48	0.1	73	10	404	20
JM RC-41-07	44	46	109357	EXT	0.046	0.8	7.06	40	90	2.4	6	6.75	6.3	23	28	53	5.26	1.01	1.67	1130	2	2.13	30	1850	262	4.72	5	142	0.23	117	10	734	20
JM RC-41-07	46	48	109358	EXT	0.04	0.5	6.23	42	50	2.5	3	6.56	3.7	19	41	31	6.21	1.07	1.34	853	1	1.93	32	2830	174	5.01	5	122	0.16	119	10	491	30
JM RC-41-07	48	50	109359	EXT	0.051	0.8	7.76	43	70	2.2	2	6.33	4.3	15	42	27	6.19	2.06	0.98	412	1	1.98	23	2070	221	4.96	5	93	0.1	97	10	326	30
JM RC-41-07	50	52	109360	EXT	0.044	0.5	6.91	47	140	1.5	2	6.46	2.4	19	[illegible]	44	5.64	1.43	1.39	617	1	2.01	35	1410	144	3.64	5	155	0.38	151	10	378	20
JM RC-41-07	52	54	109361	EXT	0.035	0.5	7.81	34	40	1.9	2	6.46	3.6	50	51	42	5.63	1.00	1.32	549	1	1.3	44	1180	95	5.77	5	91	0.16	106	10	332	10
JM RC-41-07	54	56	109362	EXT	0.032	0.5	6.47	37	40	1.6	2	6.43	1.5	25	25	25	5.06	1.00	1.13	433	1	2.47	41	1290	97	5.64	5	110	0.11	110	10	232	20
JM RC-41-07	56	58	109363	EXT	0.056	0.8	7.79	27	40	1.7	2	0.55	3.7	40	40	20	6.2	2.29	1.02	326	4	0.41	34	780	94	7.14	5	45	0.11	85	10	300	320
JM RC-41-07	58	60	109364	EXT	0.046	0.7	7.35	31	40	1.6	3	0.51	17.5	42	38	20	6.08	2.01	1.03	264	2	0.38	34	1380	92	6.82	5	52	0.08	83	10	264	20
JM RC-41-07	60	62	109365	EXT	0.036	0.8	7.01	18	50	2	2	3.22	2	24	37	25	5.49	1.83	1.07	476	1	0.67	33	1850	63	6.43	5	177	0.11	83	10	263	40
JM RC-41-07	62	64	109366	EXT	0.036	0.8	7.3	28	40	1.8	2	3.4	2.5	20	45	24	5.42	1.74	1.57	1675	2	0.8	38	1740	113	6.67	5	208	0.15	[illegible]	10	446	10
JM RC-41-07	64	66	109367	EXT	0.034	0.8	6.7	13	40	1.6	2	4.17	1.6	16	40	13	5.31	2.04	1	1415	2	0.63	38	1780	95	6.2	5	212	0.11	81	10	253	90
JM RC-41-07	66	68	109368	ORG	0.047	0.7	6.82	16	50	1.6	2	3.85	1.1	16	38	15	5.53	1.97	1.14	2140	1	0.84	27	1470	76	6.3	5	231	0.1	80	10	214	30
JM RC-41-07	68	70	109370	EXT	0.043	0.8	7.12	16	40	1.7	2	3.84	1.2	16	41	32	5.57	2.06	1.25	2230	1	1	27	1790	77	6.56	5	200	0.13	80	10	250	60
JM RC-41-07	70	72	109371	EXT	0.030	0.6	7.02	15	50	1.5	3	4.13	0.6	16	35	19	5.12	2.01	1.01	[illegible]	1	0.86	24	1850	75	6.97	5	220	0.1	84	10	179	40
JM RC-41-07	72	74	109372	EXT	0.033	0.8	6.80	5	60	1.4	3	3.07	1.7	16	42	31	4.74	1.71	0.96	1180	2	0.70	20	1790	75	6.01	5	176	0.14	64	10	264	40
JM RC-41-07	74	76	109373	EXT	0.026	0.7	6.87	17	40	1.7	2	4.34	2	16	47	31	5.41	2.09	1.57	1385	2	0.80	29	1910	82	6.46	5	232	0.13	105	10	607	60
JM RC-41-07	76	78	109374	EXT	0.034	0.8	6.00	16	50	1.7	2	3.30	1.9	17	34	20	5.36	2.07	0.93	1136	1	0.92	22	1720	92	6.01	5	186	0.12	83	10	344	50
JM RC-41-07	78	80	109375	EXT	0.036	0.8	7.48	21	40	1.8	2	3.01	2.3	20	41	31	5.64	1.82	1.31	1630	2	1.25	23	1880	126	6.53	5	204	0.08	80	10	319	30
JM RC-41-07	80	82	109376	EXT	0.05	1	7.36	18	50	2.1	2	3.43	1.7	16	35	28	5.39	1.81	1.23	1480	2	1.19	26	1830	109	6.5	5	204	0.09	83	10	332	20
JM RC-41-07	82	84	109377	EXT	0.033	0.7	6.67	16	50	1.6	3	3.5	1.5	17	31	22	4.88	2.01	1.83	1138	4	1.02	21	1720	74	6.38	5	187	0.12	80	10	285	40
JM RC-41-07	84	86	109378	EXT	0.047	1.2	6.90	20	40	1.7	2	3.41	2.6	17	38	36	5.02	1.83	1.3	1900	2	1.27	24	1810	123	7.78	5	222	0.13	90	10	456	20
JM RC-41-07	86	88	109379	EXT	0.03	0.8	7.51	41	50	1.6	2	3.63	1.2	17	38	25	5.24	1.80	1.37	1425	2	1.76	23	1700	100	6.41	5	228	0.16	108	10	281	10
JM RC-41-07	88	90	109380	EXT	0.024	0.6	6.67	27	40	1.6	2	3.67	1.7	19	40	29	5.36	1.53	1.6	1725	2	1.74	25	1700	97	6.42	5	216	0.23	109	10	364	20
JM RC-41-07	90	92	109381	EXT	0.027	0.8	7.5	47	50	1.5	2	3.94	2.5	16	35	37	5.36	1.60	1.6	2030	1	1.42	29	1960	114	9.1	5	247	0.26	125	10	432	20
JM RC-41-07	92	94	109382	EXT	0.031	0.8	7.39	39	40	1.5	4	3.4	1.5	16	35	36	5.22	1.37	1.83	1745	1	1.80	27	1770	96	7.77	5	201	0.19	95	10	353	30
JM RC-41-07	94	96	109383	EXT	0.04	0.8	7.41	15	40	1.9	2	3.67	1.7	20	47	29	5.97	1.71	1.85	2370	2	1.90	29	1640	82	6.08	5	227	0.17	112	10	404	10
JM RC-41-07	96	98	109384	EXT	0.05	0.8	7.44	26	50	1.7	6	4.29	1.8	19	45	25	5.80	1.30	2.06	2800	1	1.41	25	1800	80	6.56	5	213	0.2	120	10	409	20
JM RC-41-07	98	100	109385	EXT	0.051	1	7.24	22	40	1.9	2	4.22	2.4	21	43	25	5.62	1.47	1.63	2410	1	1.83	24	1880	127	6.97	5	216	0.25	127	10	514	30
JM RC-41-07	100	102	109386	EXT	0.033	0.8	7.9	27	110	1.7	2	4.22	1.8	25	39	23	6.21	1.47	2.4	2310	1	2.01	29	1930	106	6.9	5	280	0.30	134	10	401	10
JM RC-41-07	102	104	109387	EXT	0.034	0.9	6.04	37	70	1.4	2	4.53	1.8	22	31	[illegible]	5.58	0.79	2.19	1005	1	2.52	23	1340	93	6.79	5	300	0.30	143	10	346	10
JM RC-41-07	104	106	109388	EXT	0.036	0.6	7.41	19	50	2	2	4.01	1.5	24	36	30	6.29	2.11	1.51	1329	5	1.46	31	1920	113	6.00	5	343	0.21	110	10	279	20
JM RC-41-07	106	108	109389	EXT	0.036	0.5	7.59	12	50	2	2	4.22	1.8	24	50	30	6.81	1.60	1.71	1540	1	1.61	32	2000	112	6.00	5	348	0.29	123	10	323	20
JM RC-41-07	108	110	109390	EXT	0.032		7.31	10	40	1.7	2	3.91	1.7	24	61	31	5.81	1.38	1.95	1505	1	1.78	31	1950	102	6.54	5	342	0.29	125	10	330	20
JM RC-41-07	110	112	109391	EXT	0.044	0.7	7.42	9	50	1.5	2	4.35	1.5	22	49	25	6.03	2.48	1.07	1480	3	1.17	30	1930	129	6.43	5	279	0.16	102	10	264	20
JM RC-41-07	112	114	109392	EXT	0.031	0.9	7.38	14	50	1.8	2	3.54	1	18	40	30	5.33	1.90	1.21	1096	2	1.98	24	1400	91	7.7	5	206	0.18	108	10	177	20
JM RC-41-07	114	116	109393	EXT	0.032	1.5	7.18	44	50	1.8	2	3.60	2.7	22	57	28	5.03	2.16	1.36	1705	2	1.37	24	1530	198	6.23	5	225	0.15	117	10	338	10
JM RC-41-07	116	118	109394	EXT	0.032	1.9	7.92	36	50	1.8	2	4.14	1.2	28	94	44	5.90	1.72	1.91	1480	2	1.79	28	1320	70	7.92	5	232	0.18	125	10	730	10
JM RC-41-07	118	120	109395	ORG	0.024	1	7.07	27	50	1.4	2	3.80	1.7	21	57	33	5.06	2.06	1.32	1850	1	1.2	30	1540	178	6.84	5	237	0.18	107	10	300	10
JM RC-41-07	120	122	109397	EXT	0.037	0.5	7.7	18	50	1.8	2	3.84	2	22	50	37	5.00	1.67	1.55	1705	2	1.63	28	1580	114	7.95	5	282	0.13	110	10	411	40
JM RC-41-07	122	124	109398	EXT	0.036	0.7	7.1	22	60	1.5	2	3.45	1.7	22	53	30	5.10	1.74	1.4	830	1	1.41	25	1540	106	6.66	5	258	0.18	100	30	335	30
JM RC-41-07	124	126	109399	EXT	0.032	0.8	7.85	30	150	1.8	2	4.18	2.7	25	72	38	6.14	1.2	2.11	1950	1	1.61	34	1790	105	4.75	5	281	0.42	145	10	570	30
JM RC-41-07	126	128	109400	EXT	0.035	0.8	7.81	17	40	1.8	2	3.84	1.4	18	54	37	5.04	1.84	1.64	1850	2	1.70	28	1470	75	6.53	5	244	0.71	119	10	390	30
JM RC-41-07	128	130	109401	EXT	0.036	0.9	7.53	33	50	1.6	2	3.80	1.3	20	54	52	5.60	1.90	1.48	1050	1	1.8	30	1610	91	7.38	5	231	0.11	118	10	238	30
JM RC-41-07	130	132	109402	EXT	0.087	0.6	7.95	53	50	1.8	2	4.38	1	15	51	38	6.07	2.02	1.22	1300	1	1.67	27	1500	58	8.31	5	217	0.13	126	10	244	10
JM RC-41-07	132	134	109403	EXT	0.051	1.1	7.14	31	40	1.4	2	3.80	1.1	17	47	52	6.04	1.86	1.5	1550	1	1.9	25	1370	86	8.78	5	183	0.17	108	10	303	40
JM RC-41-07	134	136	109404	EXT	0.025	0.8	7.6	40	40	1.3	2	4.82	2.6	16	[illegible]	32	6.6	1.58	2.25	1480	1	2.17	33	1290	154	7.08	5	239	0.38	145	10	600	20
JM RC-41-07	136	138	109405	EXT	0.016	0.8	7.36	27	50	1.6	2	4.82	1.1	20	57	22	6.13	1.6	1.8	1410	1	2.84	32	1930	97	6.25	5	250	0.2	128	10	238	30
JM RC-41-07	138	140	109406	EXT	0.014	0.5	7.81	16	70	1.5	2	4.05	1.3	22	65	21	5.67	1.46	2.03	1250	4	2.14	34	1900	73	7.23	5	276	0.25	137	10	398	30
JM RC-41-07	140	142	109407	EXT	0.016	0.5	6.19	43	120	1.5	2	3.82	0.6	21	72	34	5.04	1.43	2.51	1810	2	2.84	35	1980	58	6.06	5	274	0.4	148	10	379	10
JM RC-41-07	142	144	109408	EXT	0.015	0.5	7.6	14	80	1.5	2	4.25	0.8	27	[illegible]	15	6.05	1.50	2.21	1510	2	1.77	34	1480	60	7.54	5	307	0.19	122	10	221	30
JM RC-41-07	144	146	109409	EXT	0.016	0.5	7.81	7	40	1.7	2	4.31	0.5	22	65	27	6.3	1.40	2.32	1395	2	1.84	37	1470	85	8.04	5	395	0.26	136	10	398	20
JM RC-41-07	146	148	109410	EXT	0.022	0.5	7.86	5	70	1.7	2	4.03	0.8	22	60	34	6.14	1.4	2.47	1480	2	2.14	38	1580	65	6.79	5	234	0.32	136	10	353	40
JM RC-41-07	148	150	109411	EXT	0.02	0.6	7.87	6	80	1.5	2	4.33	1	25	65	39	6.08	1.34	2.98	1575	2	2.17	43	1470	56	6.06	5	277	0.35	140	10	311	30
JM RC-41-07	150	152	109412	EXT	0.024	0.7	7.79	12	70	1.6	2	4.32	0.7	24	74	21	6.02	1.27	2.45	1580	2	2.14	36	1440	54	7.19	5	308	0.29	135	10	204	20
JM RC-41-07	152	154	109413	EXT	0.016	0.7	7.59	87	40	1.5	2	3.96	0.8	19	64	14	6.63	1.4	2.46	1758	1	1.76	32	1410	72	7.32	5	348	0.28	132	10	240	10
JM RC-41-07	154	156	109414	EXT	0.019	0.7	7.66	81	110	1.9	2	3.87	0.8	25	[illegible]	32	5.89	1.47	2.52	1380	1	1.6	32	1380	63	7.38	5	385	0.2	131	10	215	10
JM RC-41-07	156	158	109415	EXT	0.019	0.5	7.74	[illegible]	40	1.8	2	4.51	0.7	22	73	21	6.16	1.92	2.44	1346	2	1.83	33	1380	58	7.54	5	279	0.29	140	10	208	10
JM RC-41-07	158	160	109416	EXT	0.017	0.5	6.13	4	100	1.4	2	3.70	0.5	22	75	17	5.89	1.43	2.51	1720	3	2.1	35	1460	50	5.08	5	258	0.34	145	10	302	20
JM RC-41-07	160	162	109417	EXT	0.013	0.6	7.69	19	120	1.3	2	3.92	0.5	21	73	19	5.95	1.32	2.43	1740	1	2.4	38	1310	38	4.4	5	241	0.38	151	10	219	20
JM RC-41-07	162	164	109418	EXT	0.012	0.5	6.16	11	420	1.2	2	3.53	0.5	25	61	8	6.09	1.39	2.78	2300	1	2.83	38	1350	42	3.4	5	382	0.42	154	10	248	20
JM RC-41-07	164	166	109419	ORG	0.015	0.5	7.01	16	80	1.5	2	3.90	0.6	23	74	13	5.79	1.8	2.5	1215	1	1.82	37	1380	47	6.73	5	238	0.28	138	10	183	20
JM RC-41-07	166	168	109421	EXT	0.023	0.6	7.57	100	70	1.7	2	4.1	1	22	60	23	5.31	1.73	2.45	1645	3	1.34	34	1120	82	7.18	5	229	0.28	136	10	218	530
JM RC-41-07	168	170	109422	EXT	0.021	0.5	7.38	34	50	1.9	2	4.27	0.8	22	71	16	5.07	1.71	2.4	1790	1	1.42	38	1340	51	4.02	5	249	0.24	134	10	206	10
JM RC-41-07	170	172	109423	EXT	0.018	1.0	7.95	5	90	1.4	2	3.90	0.8	22	71	18	5.40	1.91	2.36	1345	2	1.72	35	1130	32	7.27	5	248	0.22	124	10	136	10
JM RC-41-07	172	174	109424	EXT	0.018	1.6	7.35	5	60	1.4	2	4.12	0.5	22	62	20	5.40	1.80	2.2	1240	1	1.73	33	1200	71	6.46	5	282	0.22	120	10	117	30
JM RC-41-07	174	176	109425	EXT	0.017	0.7	7.52	5	60	1.4	2	3.8	1.6	20	58	25	5.29	1.81	2.29	1100	2	1.93	28	1190	72	6.46	5	253	0.25	141	10	108	20
JM RC-41-07	176	178	109426	EXT	0.016	0.5	7.64	7	70	1.6	2	3.95	0.5	16	67	16	5.53	1.84	2.12	1115	1	1.90	34	1280	47	6.46	5	254	0.28	143	10	108	30
JM RC-41-07	178	180	109427	EXT	0.017	0.5	7.63	7	50	1.5	2	4.03	1.4	25	63	18	5.80	1.78	2.27	630	2	1.94	38	1380	58	7.81	5	278	0.29	142	10	182	20
JM RC-41-07	180	182	109428	EXT	0.017	0.5	7.85	5	60	1.6	2	4.84	0.5	21	64	14	6.12	1.96	2.32	1100	1	1.94	38	1340	47	7.07	5	282	0.27	148	10	110	20
JM RC-41-07	182	184	109429	EXT	0.018	0.8	6.27	8	70	1.8	2	4.01	0.5	22	71	25	6.03	1.84	2.08	1390	4	2.3	40	1350	40	6.17	5	286	0.35	158	10	166	20
JM RC-41-07	184	186	109430	EXT	0.018	1.1	7.6	13	50	1.5	2	4.41	0.7	24	53	29	5.90	1.84	2.28	1100	2	2.35	34	1250	56	7.65	5	281	0.24	138	10	156	20
JM RC-41-07	186	188	109431	EXT	0.019	0.6	7.71	14	70	1.5	2	3.36	0.7	18	40	26	4.40	1.90	2.11	1365	3	2.22	28	1080	33	5.52	5	216	0.24	138	10	341	30
JM RC-41-07	188	190	109432	EXT	0.019	0.7	8	13	50	1.5	2	4.36	0.7	25	56	20	5.42	1.81	2.15	1180	2	2.3	32	1330	46	7.06	5	250	0.34	135	10	186	20
JM RC-41-07	190	192	109433	EXT	0.024	0.5	7	8	110	1.3	2	3.36	0.5	18	52	34	5.06	1.55	2.07	664	2	2.16	29	1030	32	6.24	5	238	0.27	123	10	141	30
JM RC-41-07	192	194	109434	EXT	0.02	0.5	7.65	21	80	1.3	2	3.83	0.5	22	38	38	5.58	1.22	2.18	716	2	2.07	27	1130	46	6.83	5	252	0.28	138	10	46	30
JM RC-41-07	194	196	109435	EXT	0.02	0.7	6.42	8	90	1.4	2	3.74	0.8	19	45	24	5.03	1.33	2.16	667	2	2.74	28	1100	51	6.83	5	288	0.25	146	10	124	20
JM RC-41-07	196	198	109436	EXT	0.013	0.5	6.44	6	300	1.5	2	3.80	0.5	22	61	30	6.11	1.47	2.03	1395	2	2.84	36	1430	32	3.64	5	286	0.41	168	10	144	20
JM RC-41-07	198	200	109437	EXT	0.023	0.5	6.18	7	40	1.6	3	4.2	1.1	25	53	28	6.07	1.44	2.38	1070	2	2.71	30	1090	52	7.75	5	279	0.34	142	10	188	20
JM RC-41-07	200	202	109438	EXT	0.027	0.7	7.76	5	80	1.4	2	4.13	1.1	33	69	52	6.24	1.53	2.00	1320	2	2.66	36	1080	66	7.38	5	279	0.3	147	10	387	20
JM RC-41-07	202	204	109439	EXT	0.021	0.5	8.5	5	130	1.5	2	4.12	0.8	21	73	34	5.91	1.40	2.82	1445	2	2.78	40	1490	43	4.6	5	273	0.41	167	10	206	20
JM RC-41-07	204	206	109440	EXT	0.018	0.5	7.76	9	70	1.6	2	3.93	1	30	68	31	5.84	1.58	2.07	1220	2	3.45	29	1200	58	6.6	5	245	0.24	138	10	173	30
JM RC-41-07	206	208	109441	EXT	0.02	0.5	6.37	5	80	1.6	2	4.33	1.1	22	65	41	5.86	1.44	2.01	1295	2	2.64	33	1280	72	6.12	5	302	0.34	154	10	220	20
JM RC-41-07	208	210	109442	EXT	0.026	0.5	6.45	5	100	1.5	2	3.77	0.8	24	75	32	6.46	1.90	3	1290	1	3.40	40	1340	90	6.75	5	275	0.32	151	10	300	30
JM RC-41-07	210	212	109443	EXT	0.018	0.5	6.19	9	90	1.6	2	3.91	1.1	23	72	30	5.76	1.48	2.61	1175	1	2.00	40	1270	65	6.40	5	264	0.32	158	10	240	20
JM RC-41-07	212	214	109444	EXT	0.019	0.5	6.12	7	110	1.4	2	4.19	0.8	19	45	38	5.38	1.21	2.44	1695	2	2.6	28	1140	64	5.8	5	275	0.31	130	10	202	20
JM RC-41-07	214	216	109445	EXT	0.016	0.5	7.87	8	100	1.4	2	4.17	1.2	16	38	75	5.25	1.36	2.95	1090	1	2.51	25	1030	37	6.01	5	382	0.27	147	10	213	20
JM RC-41-07	216	218	109446	EXT	0.026	0.5	6.28	7	120	1.5	2	4.97	0.9	24	42	56	6.17	1.43	3.15	1205	3	2.35	35	1510	40	5.91	5	346	0.30	165	10	240	30
JM RC-41-07	218	220	109447	EXT	0.019	0.5	7.06	6	100	1.5	2	3.87	0.8	19	48	24	5.34	1.36	2.8	982	2	2.83	25	1230	43	6.26	5	255	0.33	193	10	225	20
JM RC-41-07	220	222	109448	EXT	0.02	0.5	6.47	13	130	1.4	2	6.42	0.5	16	51	26	6.02	1.47	2.72	2050	3	1.96	28	1270	38	6.04	5	275	0.41	168	10	251	20
JM RC-41-07	222	224	109449	EXT	0.029	0.4	6.11	5	80	1.6	2	4.24	0.6	17	44	30	5.64	1.56	2.41	1390	2	2.43	28	1140	43	5.6	5	251	0.36	158	10	193	20
JM RC-41-07	224	226	109450	EXT	0.016	0.7	7.6	5	70	1.3	2	4.19	0.7	20	49	23	5.00	1.52	2.46	1106	1	2.86	30	1170	45	7.07	5	271	0.31	146	10	157	30
JM RC-41-07	226	228	109451	ORG	0.025	0.5	6.06	5	40	1.3	2	4.50	0.6	24	37	36	6.36	1.6	2.41	1175	3	3.06	33	1280	43	7.19	5	298	0.35	154	10	179	20
JM RC-41-07	228	230	109453	EXT	0.015	0.6	6.14	14	450	1	2	4.34	0.6	17	32	44	5.90	1.30	2.42	2200	2	2.86	22	1100	41	2.06	5	380	0.40	161	10	209	30
JM RC-41-07	230	232	109454	EXT	0.016	0.5	6.00	9	340	1.1	2	4.30	0.5	21	30	52	5.96	1.07	2.81	3080	1	2.80	26	1080	38	3.27	5	380	0.51	179	10	191	25
JM RC-41-07	232	234	109455	EXT	0.019	0.5	6.00	16	380	0.6	2	4.4	0.5	10	21	67	5.37	1	2.50	2510	3	2.40	23	980	37	3.57	5	440	0.40	177	10	181	30
JM RC-41-07	234	236	109456	EXT	0.014	0.6	6.75	130	330	0.6	2	4.27	0.7	16	24	43	5.90	1.10	2.79	2130	1	2.42	24	1010	57	4.44	5	347	0.40	184	10	184	10
JM RC-41-07	236	238	109457	EXT	0.012	0.5	6.00	17	480	1.5	2	4.75	0.5	21	73	34	6.05	1.42	2.84	1420	1	2.00	35	1430	35	3.22	5	308	0.40	187	10	185	30
JM RC-41-07	238	240	109458	EXT	0.045	0.5	7.6	16	80	1.2	2	4.3	0.5	23	50	50	5.95	1.42	2.42	895	2	3.1	34	1140	35	6.40	5	307	0.3	146	10	144	20
JM RC-41-07	240	242	109459	EXT	0.021	0.6	7.01	36	60	1.3	2	4.47	0.5	18	51	18	4.06	1.44	2.40	630	1	3.38	28	1380	41	6.34	5	280	0.31	147	10	138	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-41-07	242	244	108460	EXT	0.019	0.5	7.83	13	60	1.3	2	4.38	0.5	23	65	13	5.31	1.56	2.53	752	1	3.27	34	1330	38	6.62	5	270	0.36	143	10	178	20
JM RC-41-07	244	246	108461	EXT	0.028	0.5	8.27	8	130	1.3	2	4.49	0.5	20	50	23	6.01	1.66	2.51	690	2	3.34	26	1290	34	5.54	5	298	0.41	160	10	136	20
JM RC-41-07	246	248	108462	EXT	0.025	0.5	8.14	6	150	1.4	3	4.2	0.5	21	58	70	5.03	1.7	2.64	942	4	2.88	30	1330	41	5.48	5	283	0.41	152	10	168	20
JM RC-41-07	248	250	108463	EXT	0.028	1.7	8.31	5	100	1.5	3	4.64	0.7	27	54	71	5.48	1.51	2.47	908	2	3.25	32	1350	48	6.01	5	321	0.38	156	10	174	20
JM RC-41-07	250	252	108464	EXT	0.018	0.6	8.48	6	330	1.1	5	4.18	0.8	21	28	88	4.88	1.13	2.47	1480	1	3.01	21	1080	32	4.16	5	421	0.52	172	10	140	20
JM RC-41-07	252	254	108465	EXT	0.02	1.6	8.21	5	290	1.1	4	4.22	0.8	15	17	64	4.63	1.41	2.08	1400	3	3.15	20	920	32	5	5	430	0.48	167	10	148	20
JM RC-41-07	254	256	108466	EXT	0.017	0.5	8.80	5	330	1.4	7	4.37	0.5	21	25	48	4.37	1.51	2.31	1180	2	3.88	18	1180	37	4.88	5	358	0.47	164	10	128	20
JM RC-41-07	256	258	108467	EXT	0.019	0.5	8.85	5	180	1.6	3	3.74	0.8	22	31	60	4.43	1.43	2.15	907	2	3.48	28	1130	31	5.08	5	318	0.43	150	10	98	20
JM RC-41-07	258	260	108468	EXT	0.017	1.7	8.04	5	110	1.5	4	3.95	0.5	23	48	42	4.88	1.08	2.48	901	2	3.34	28	1238	28	5.57	5	308	0.45	150	10	100	20
JM RC-41-07	260	262	108469	EXT	0.016	0.6	8.25	5	160	1.3	4	4.25	0.5	20	47	42	4.84	1.83	2.67	830	1	3.38	29	1200	27	5.57	5	314	0.45	148	10	94	20
JM RC-41-07	262	264	108470	EXT	0.014	0.5	8.72	5	320	0.8	4	4.42	0.7	17	14	66	4.58	0.88	2.43	1220	3	2.87	18	920	32	4.26	5	435	0.45	161	10	104	30
JM RC-41-07	264	266	108471	EXT	0.016	0.7	7.86	10	270	1	3	3.63	0.5	18	15	104	4.01	0.98	2.19	1190	2	2.77	20	630	36	4.25	5	408	0.43	145	10	118	30
JM RC-41-07	266	268	108472	EXT	0.022	0.8	8.34	76	280	1.3	3	4.53	0.5	21	19	65	4.03	0.87	2	1660	4	3.12	18	730	44	4.06	5	388	0.43	140	10	148	30
JM RC-41-07	268	270	108473	EXT	0.017	0.5	4.8	92	310	0.8	4	4.28	0.8	18	22	73	5.24	0.88	2.53	2020	2	2.44	21	840	47	2.88	5	427	0.53	175	10	185	30
JM RC-41-07	270	272	108474	EXT	0.011	0.5	8.87	118	280	1	4	4.27	1	18	22	44	5.01	0.74	2.98	2880	3	2.38	22	880	58	2.14	5	418	0.53	176	10	228	30
JM RC-41-07	272	274	108475	EXT	0.014	0.5	8.84	98	328	0.9	4	4.23	0.8	18	20	38	5.09	0.88	2.48	2770	2	2.48	20	990	48	2.14	5	474	0.54	175	10	218	40
JM RC-41-07	274	276	108476	EXT	0.09	0.5	8.06	11	430	1	2	4.45	0.8	20	22	48	5.82	1.65	2.31	2030	3	2.53	21	830	47	2.24	5	515	0.53	172	10	230	30
JM RC-41-07	276	278	108477	EXT	0.018	0.5	8.52	88	380	1	3	3.07	1.8	18	30	38	5.02	0.71	2.18	2580	3	2.25	18	630	78	2.73	5	342	0.48	182	10	288	20
JM RC-41-07	278	280	108478	EXT	0.031	0.5	8.85	22	300	0.8	3	4.61	1.7	20	30	58	5.16	0.82	2.8	3470	4	3.28	18	1020	53	2.45	5	813	0.56	178	10	282	30
JM RC-41-07	280	282	108479	EXT	0.011	0.5	8.80	10	440	0.8	4	4.58	1	17	22	51	4.74	0.84	2.82	2000	8	2.28	70	1030	48	2.88	5	548	0.55	182	10	233	30
JM RC-41-07	282	284	108480	EXT	0.016	0.7	8.78	5	100	0.8	2	4.58	0.8	25	21	64	5.44	1.25	2.48	1280	3	2.15	24	1050	52	8.34	5	463	0.38	174	10	183	50
JM RC-41-07	284	286	108481	EXT	0.012	0.5	8.58	8	80	1.4	7	4.03	0.8	18	37	38	5.53	1.55	2.16	1530	2	2.4	35	1320	50	5.41	5	318	0.36	157	10	188	80
JM RC-41-07	286	288	108482	EXT	0.012	0.5	4.7	5	320	1.4	5	4.4	0.8	18	30	44	4.38	1.36	2.2	1450	3	2.24	20	1210	43	4.73	7	312	0.35	158	10	158	30
JM RC-41-07	288	290	108483	EXT	0.011	0.6	8.74	5	240	1.1	3	4.1	0.5	18	37	48	4.88	1.25	2.38	1440	2	2.31	23	1220	33	4.25	5	381	0.46	163	10	150	30
JM RC-41-07	290	292	108484	EXT	0.013	0.5	8.64	5	90	1.2	5	4.48	0.6	20	36	19	5.37	1.6	2.17	1280	3	1.72	23	1300	18	5.54	5	302	0.28	152	10	108	30
JM RC-41-07	292	294	108485	EXT	0.018	0.5	8.15	11	110	1.3	3	3.91	2	18	28	23	4.8	1.3	1.83	785	5	1.86	18	1280	107	5.16	8	385	0.28	148	10	335	30
JM RC-41-07	294	296	108486	EXT	0.018	0.6	8.37	7	60	1	4	3.75	1.8	18	38	23	4.97	1.56	2.11	701	3	1.85	28	1180	115	8.36	5	384	0.18	138	10	383	30
JM RC-41-07	296	298	108487	EXT	0.023	0.5	8.21	5	90	1.2	3	3.88	0.5	18	27	17	4.48	1.52	1.86	652	2	1.84	23	1270	31	6.23	5	258	0.18	140	10	78	20
JM RC-41-07	298	300	108488	EXT	0.026	0.7	8.88	11	100	1.2	2	4.17	0.5	17	18	28	4.88	1.28	1.82	848	2	2.14	20	1310	28	6.63	5	287	0.15	148	10	48	20
JM RC-41-07	300	302	108489	EXT	0.018	0.5	8.71	5	370	1.2	2	3.78	0.7	18	25	71	4.88	1.83	1.82	1150	3	2.28	17	1380	47	4.14	5	380	0.37	161	10	137	30
JM RC-41-07	302	304	108490	EXT	0.018	0.7	7.62	5	90	1.2	4	3.58	0.7	18	21	18	4.52	1.34	1.77	707	3	1.58	18	1230	57	5.88	5	351	0.19	136	10	183	20
JM RC-41-07	304	306	108491	EXT	0.018	0.5	7.4	6	40	1.1	4	3.74	0.6	17	24	18	4.45	1.34	1.84	795	8	1.28	18	1248	47	5.81	5	348	0.17	134	10	182	20
JM RC-41-07	306	308	108492	ORG	0.024	0.5	8.18	7	120	1.2	2	4.08	0.8	20	25	23	5.15	1.47	1.87	1080	3	1.42	20	1380	28	5.13	5	278	0.27	152	10	98	20
JM RC-41-07	308	310	108494	EXT	0.046	0.5	8.01	5	130	1.2	3	4.24	0.6	20	21	37	5.14	1.13	1.87	1300	3	1.28	22	1430	24	5.18	5	284	0.25	152	10	118	30
JM RC-41-07	310	312	108495	EXT	0.018	0.5	8.12	10	60	1.2	4	3.88	1.8	18	30	17	4.77	1.41	2.22	1180	3	1.83	22	1180	73	5.75	5	288	0.25	161	10	234	30
JM RC-41-07	312	314	108496	EXT	0.04	0.5	7.71	5	900	1.2	2	3.64	0.7	18	27	30	4.88	1.38	2.87	1500	6	1.54	21	1260	95	5.23	5	232	0.29	156	10	153	30
JM RC-41-07	314	316	108497	EXT	0.014	0.5	6.81	8	520	1.3	5	4.13	2	20	29	29	4.86	1.2	1.83	1820	5	2.14	18	1330	65	3.27	5	277	0.47	180	10	193	30
JM RC-41-07	316	318	108498	EXT	0.014	0.5	6.11	5	480	1.2	5	3.64	2.4	18	30	27	4.87	1.22	1.96	1370	3	2.08	17	1330	80	3.68	5	281	0.42	168	10	248	30
JM RC-41-07	318	320	108499	EXT	0.018	0.5	6.91	5	70	1.2	3	4.48	1	19	33	17	4.82	1.78	2.11	1450	5	1.47	24	1440	50	6.15	5	348	0.25	172	10	144	20
JM RC-41-07	320	322	108500	EXT	0.022	0.5	6.18	5	70	1	5	3.87	1.3	17	38	14	4.52	1.77	1.71	1280	4	1.28	24	1130	81	5.78	5	226	0.2	128	10	148	20
JM RC-41-07	322	324	108501	EXT	0.018	0.5	8.2	4	80	0.8	2	4.54	1	18	32	15	3.75	2.02	1.55	1100	4	1.51	14	1170	54	5.8	5	247	0.2	149	10	126	20
JM RC-41-07	324	326	108502	EXT	0.021	0.5	7.37	13	60	0.8	2	4.29	1.7	17	25	13	3.88	1.67	1.37	1190	3	1.08	18	1080	83	5.08	5	248	0.09	125	10	147	20
JM RC-41-07	326	328	108503	EXT	0.022	1.8	6.81	53	70	1.1	4	4.28	2.4	17	28	25	4.03	1.8	1.51	1230	4	1.08	18	1540	258	5.83	5	258	0.22	138	10	233	30
JM RC-41-07	328	330	108504	EXT	0.017	0.5	7.51	13	70	1.1	3	4.08	0.8	17	28	25	4.78	1.44	1.58	1340	1	1.61	18	1420	81	5.14	5	232	0.29	143	10	134	20
JM RC-41-07	330	332	108505	EXT	0.018	0.7	7.82	5	80	1.1	2	4.72	1.8	19	35	29	4.88	1.2	2.18	1480	2	1.78	24	1170	71	6.14	5	218	0.3	148	10	152	20
JM RC-41-07	332	334	108506	EXT	0.017	0.5	8.01	5	130	1.1	2	4.58	0.8	21	38	18	4.06	1.48	1.88	1780	4	1.86	25	1280	82	6.24	5	253	0.32	136	10	155	20
JM RC-41-07	334	336	108507	EXT	0.013	0.6	7.72	5	70	0.7	2	4.82	0.7	10	38	11	2.84	3.03	0.88	1050	4	2.06	13	1240	108	5.42	5	280	0.24	116	10	131	20
JM RC-41-07	336	338	108508	EXT	0.018	0.5	8.14	6	80	1.1	6	4.9	1.7	20	48	35	5.14	1.43	2.14	2000	3	1.46	28	1200	82	4.88	5	282	0.43	153	10	306	20
JM RC-41-07	338	340	108509	EXT	0.017	0.5	6.48	5	190	1.3	2	5.12	1.4	20	52	18	5.44	1.81	2.58	2140	2	1.88	28	1380	71	3.71	5	318	0.53	187	10	238	20
JM RC-41-07	340	342	108510	EXT	0.038	0.5	8.4	5	70	1.3	3	4.35	1.2	16	38	33	5.46	1.41	2.9	1780	2	1.67	23	1340	74	5.48	5	275	0.43	142	10	188	20
JM RC-41-07	342	344	108511	EXT	0.031	0.7	8.09	6	60	1.3	2	4.7	2.8	17	38	34	5.4	1.21	2.83	2160	4	1.8	22	900	61	5.01	5	348	0.48	121	10	253	30
JM RC-41-07	344	346	108512	EXT	0.034	0.5	7.78	5	100	1.3	4	4.78	1.6	20	34	38	5.06	1.31	2.28	1650	4	1.91	21	1080	62	5.43	5	287	0.41	136	10	161	20
JM RC-41-07	346	348	108513	EXT	0.028	0.8	7.67	5	110	1.2	2	4.56	1.6	18	38	30	4.82	1.28	2.45	2000	4	2.23	28	880	68	5.38	5	256	0.48	138	10	218	30
JM RC-41-07	348	350	108514	EXT	0.025	0.5	7.56	5	80	1.2	3	4.51	1.3	18	34	37	4.43	1.2	2.44	1440	2	2.44	21	740	76	5.38	5	238	0.42	154	10	184	20
JM RC-41-07	350	352	108515	EXT	0.016	0.5	8.17	5	90	1.1	4	4.81	1.2	18	38	56	5.88	1.1	2.48	1810	2	2.4	24	1870	82	5.57	5	325	0.51	172	10	178	30
JM RC-41-07	352	354	108516	EXT	0.02	0.6	8.8	5	140	1.2	2	4.74	1.6	22	38	44	5.43	1.18	2.48	1880	10	2.38	26	1230	84	4.71	10	337	0.51	173	10	261	20
JM RC-41-07	354	356	108517	EXT	0.023	0.5	7.63	6	110	1.2	3	4.12	2.4	22	48	62	6.38	1.2	2.34	1880	4	2.34	28	1180	88	4.88	5	273	0.48	147	10	234	30
JM RC-41-07	356	358	108518	EXT	0.017	0.6	8.36	5	140	1.1	3	4.37	1.5	20	63	41	6.53	1.38	2.08	1880	4	2.37	33	1440	68	4.64	5	287	0.54	165	10	208	20
JM RC-41-07	358	360	108519	ORG	0.008	0.5	8.72	5	670	1.2	2	4.48	0.9	22	85	20	6.64	1.11	2.08	1880	1	2.16	36	1580	38	1.83	5	318	0.58	173	10	192	20
JM RC-41-07	360	362	108521	EXT	0.008	0.5	9.51	5	680	1.2	2	4.36	1	22	85	34	6.71	1.41	2.82	1880	2	2.31	38	1480	37	1.88	5	380	0.8	188	10	211	20
JM RC-41-07	362	364	108522	EXT	0.01	0.5	7.56	8	380	1.1	3	4.38	1.1	18	79	32	4.67	0.88	2.48	1830	3	1.8	35	1280	32	1.79	5	180	0.54	147	10	218	20
JM RC-41-07	364	366	108523	EXT	0.019	0.6	7.79	6	670	1.1	2	4.34	1.3	25	88	71	5.64	1.45	2.78	1670	4	2.38	38	1530	47	2.48	5	272	0.54	158	10	246	20
JM RC-41-07	366	368	108524	EXT	0.011	0.5	8.78	11	840	1.2	3	4.12	0.8	22	105	29	6.93	1.82	2.87	2270	3	2.51	42	1800	28	0.85	6	382	0.42	188	10	218	20
JM RC-41-07	368	370	108525	EXT	0.012	0.5	6.6	5	610	1.2	8	4.84	1.1	24	101	40	4.98	1.52	2.82	1880	3	2.87	41	1820	30	1.78	5	288	0.64	173	10	181	20
JM RC-41-07	370	372	108526	EXT	0.011	0.5	8.28	7	610	1.1	2	4.1	0.8	25	103	42	6.73	1.38	2.71	1300	3	2.48	40	1580	28	1.29	5	288	0.61	174	10	182	20
JM RC-41-07	372	374	108527	EXT	0.011	0.5	8.58	5	680	1.1	5	4.71	1.2	24	98	38	5.86	1.34	2.73	1470	4	2.31	37	1530	24	1.45	5	284	0.62	188	10	184	20
JM RC-41-07	374	376	108528	EXT	0.02	0.5	8.67	6	520	1.2	2	4.07	0.8	22	98	38	5.88	1.48	2.71	1780	3	2.48	38	1540	35	2.15	5	283	0.8	188	10	228	20
JM RC-41-07	376	378	108529	EXT	0.021	1.7	8.28	16	580	1.2	2	4.61	1.2	28	101	81	6.07	1.13	2.8	1970	2	2.42	48	1540	88	1.38	6	331	0.63	170	10	245	20
JM RC-41-07	378	380	108530	EXT	0.022	0.7	8.29	28	810	1.2	2	4.57	1.3	28	104	47	6.23	1.24	2.81	2040	3	2.44	48	1580	54	1.25	5	288	0.65	160	10	251	20
JM RC-41-07	380	382	108531	EXT	0.021	0.5	8.44	5	800	1.2	3	4.88	1.7	27	128	31	6.81	1.18	3.51	2370	2	2.08	48	1880	56	0.82	5	287	0.68	198	10	288	20
JM RC-41-07	382	384	108532	EXT	0.033	0.6	6.58	6	880	1.2	4	4	2.2	30	140	53	6.26	1.53	2.88	1450	6	2.3	65	1540	68	1.88	5	345	0.63	178	10	343	20
JM RC-41-07	384	386	108533	ORG	0.024	0.9	9.5	5	620	1.3	2	4.78	1.3	27	117	44	6.84	1.38	3.28	2230	4	2.7	51	1640	70	1.8	5	306	0.67	168	10	273	30
JM RC-41-07	386	388	108535	EXT	0.021	0.5	9.43	6	750	1.2	7	4.18	0.8	28	118	37	6.87	1.88	3.16	1470	3	2.81	48	1580	57	1.78	5	280	0.65	178	10	298	600
JM RC-41-07	388	390	108536	EXT	0.028	0.5	9.27	5	480	1.4	2	3.54	1.7	29	102	60	6.88	1.37	2.98	2958	3	3.15	44	1920	53	3	5	316	0.58	185	10	307	10
JM RC-41-07	390	391	108537	EXT	0.001	40.7	8.82	5	480	1.2	2	4.25	1.6	28	98	64	6.63	1.27	2.9	2870	2	2.44	48	1480	78	3.17	5	315	0.58	181	10	383	20
JM RC-43-07	0	2	108538	EXT	0.014	0.5	7.81	16	580	1.8	2	0.88	0.5	4	18	44	2.2	1.58	0.55	581	1	2.84	10	410	68	0.48	5	158	0.22	50	10	122	388
JM RC-43-07	2	4	108539	EXT	0.013	0.7	7.11	21	580	2.3	2	0.85	0.5	5	13	35	2.15	1.58	0.57	658	1	2.88	7	450	81	0.28	6	143	0.23	46	10	131	778
JM RC-43-07	4	6	108540	EXT	0.013	0.8	6.46	29	880	2.1	2	0.83	0.5	4	18	38	1.82	1.8	0.4	588	2	1.65	8	380	88	0.34	5	127	0.19	37	10	188	498
JM RC-43-07	6	8	108541	EXT	0.015	0.8	6.82	35	810	2.1	3	0.79	1.4	5	15	41	2.5	1.64	0.52	541	1	1.72	10	440	90	0.34	5	108	0.22	44	10	208	638
JM RC-43-07	8	10	108542	EXT	0.02	1.2	6.54	38	580	2.2	3	0.85	0.5	7	13	25	2.16	1.75	0.42	641	2	1.84	8	375	62	0.23	5	129	0.18	37	10	134	738
JM RC-43-07	10	12	108543	EXT	0.013	0.5	7.8	21	480	1.8	3	0.75	0.5	4	11	64	3.82	1.7	0.53	484	2	1.77	6	740	34	0.1	5	173	0.31	67	10	113	118
JM RC-43-07	12	14	108544	EXT	0.006	0.5	8.41	30	880	1.8	3	0.73	0.5	2	10	90	3.88	1.73	0.48	533	2	1.88	5	1080	29	0.08	5	283	0.35	76	10	117	60
JM RC-43-07	14	16	108545	EXT	0.014	0.5	8.72	27	1030	1.7	3	0.36	0.5	2	9	127	4.98	1.88	0.34	228	3	1.84	6	1250	33	0.05	5	237	0.35	82	10	85	20
JM RC-43-07	16	18	108546	EXT	0.012	0.5	8.84	15	870	1.4	2	0.73	0.5	1	18	78	3.28	1.78	0.44	325	1	1.88	6	880	18	0.04	5	283	0.38	77	10	70	10
JM RC-43-07	18	20	108547	EXT	0.022	0.5	8.62	9	980	1.8	2	0.75	0.5	1	7	57	2.65	1.78	0.8	380	2	2.16	4	880	21	0.04	5	382	0.38	84	10	72	10
JM RC-43-07	20	22	108548	EXT	0.026	0.5	8.48	20	1040	1.5	3	0.48	0.5	1	7	78	2.63	1.82	0.37	234	1	1.84	3	880	23	0.03	5	303	0.31	65	10	52	20
JM RC-43-07	22	24	108549	EXT	0.021	0.5	8.43	14	1080	1.4	3	0.55	0.5	1	8	47	2.81	1.82	0.37	281	1	2.13	3	740	24	0.04	5	248	0.33	58	10	45	20
JM RC-43-07	24	26	108550	EXT	0.02	0.5	8.43	41	1180	1.5	2	0.25	0.5	1	6	48	4.58	1.88	0.28	167	2	1.48	4	2440	37	0.16	5	311	0.28	91	10	33	20
JM RC-43-07	26	28	108551	EXT	0.024	0.5	8.85	128	1280	1.7	3	0.78	0.5	1	8	42	6.38	2.07	0.42	448	3	1.43	6	4810	37	0.23	5	348	0.32	128	10	48	20
JM RC-43-07	28	30	108552	EXT	0.033	0.5	8.04	48	1180	1.7	2	1.24	0.5	2	6	48	4.88	1.78	0.84	625	1	2.08	4	2470	32	0.17	5	252	0.57	105	10	100	30
JM RC-43-07	30	32	108553	EXT	0.018	0.5	8.02	40	770	1.8	2	1.34	0.6	4	6	45	3.48	1.84	0.65	642	1	2.87	3	3100	30	0.38	5	254	0.54	53	10	108	30
JM RC-43-07	32	34	108554	EXT	0.01	0.5	7.89	36	830	1.7	2	0.98	0.5	1	5	24	2.77	1.83	0.42	340	1	2.83	4	2100	24	0.14	5	288	0.28	28	10	63	20
JM RC-43-07	34	36	108555	EXT	0.022	0.5	8.43	28	680	1.8	2	1.98	0.5	7	4	184	4.14	1.61	1.18	982	1	2.88	4	1420	28	1.22	5	253	0.62	75	10	141	20
JM RC-43-07	36	38	108556	EXT	0.033	0.5	8.23	12	1020	1.7	2	1.61	0.6	4	7	148	3.24	1.98	0.86	722	2	2.88	1	870	23	0.62	5	227	0.45	60	10	110	10
JM RC-43-07	38	40	108557	EXT	0.001	0.5	8.19	12	880	1.5	2	1.38	0.6	2	8	156	3.51	1.82	0.88	681	1	2.47	6	880	28	0.38	5	225	0.37	74	10	84	20
JM RC-43-07	40	42	108558	EXT	0.028	0.5	6.73	19	1120	1.8	4	1.17	0.5	3	9	83	3.38	1.64	0.73	721	2	2.38	8	1058	38	0.34	5	213	0.38	61	10	105	10
JM RC-43-07	42	44	108559	EXT	0.038	0.6	6.91	12	1210	1.7	2	1.22	0.5	2	6	190	3.74	1.77	0.74	856	1	3.06	2	970	37	0.48	5	228	0.47	80	10	103	10
JM RC-43-07	44	46	108560	EXT	0.012	0.5	6.28	18	1040	1.7	3	0.88	0.8	3	6	108	3.32	1.88	0.73	645	1	2.38	5	1080	32	0.08	5	251	0.36	72	10	82	10
JM RC-43-07	46	48	108561	EXT	0.018	0.5	9.18	13	880	1.7	3	0.88	0.5	10	6	147	3.88	1.61	0.88	540	1	2.2	5	970	28	2.28	5	348	0.34	78	20	63	10
JM RC-43-07	48	50	108562	ORG	0.013	0.8	6.33	21	250	1.5	6	0.36	0.5	11	7	184	3.78	2.31	0.38	274	1	1.78	5	890	46	2.04	5	318	0.27	80	10	47	20
JM RC-43-07	50	52	108564	EXT	0.018	0.5	4.38	11	120	1.8	5	0.73	0.5	17	7	154	3.07	2.2	0.75	538	2	1.61	8	1140	36	2.18	5	225	0.31	76	10	77	10
JM RC-43-07	52	54	108565	EXT	0.018	0.5	4.88	22	250	1.7	3	0.42	4.3	11	8	142	3.14	2.53	0.47	358	1	1.87	10	950	44	2.04	5	278	0.28	67	10	112	70
JM RC-43-07	54	56	108566	EXT	0.017	0.5	8.51	11	700	1.7	3	0.57	0.7	6	7	115	2.76	1.74	0.45	472	1	2.22	4	560	42	1.72	10	280	0.32	70	10	92	40
JM RC-43-07	56	58	108567	EXT	0.015	0.5	8.5	15	430	1.7	2	2.55	1	11	27	210	4.47	1.48	1.44	1510	2	1.88	14	1870	47	1.48	5	280	0.58	108	10	181	40
JM RC-43-07	58	60	108568	EXT	0.023	0.5	6.67	22	340	1.8	3	3.81	1.1	29	35	383	4.66	1.38	2.35	2480	3	1.5	30	3140	48	2.33	5	388	0.64	152	10	288	30
JM RC-43-07	60	62	108569	EXT	0.017	0.5	8.75	19	580	1.8	3	3.42	0.7	16	28	110	3.18	1.43	1.75	1230	1	2.37	34	2330	28	2	5	288	0.75	137	10	308	20
JM RC-43-07	62	64	108570	EXT	0.017	0.5	6.48	16	610	1.7	2	0.88	0.5	9	14	90	3.38	2.08	0.58	508	1	3	30	550	28	1.86	5	355	0.32	61	10	74	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-42-07	64	66	10571	EXT	0.034	0.5	6.48	28	380	1.5	5	1.89	1.1	25	26	302	4.83	1.38	1.48	932	1	1.79	20	1640	36	3.42	5	287	0.53	139	10	180	20
JM RC-42-07	66	68	10572	EXT	0.025	0.5	6.9	7	130	1.4	8	1.79	0.9	20	25	273	6.40	1.38	1.38	747	1	1.90	16	1330	22	4.46	5	290	0.52	136	10	116	20
JM RC-42-07	68	70	10573	EXT	0.017	0.5	6.01	8	300	1.6	2	0.7	0.5	12	10	64	3.40	2.3	0.65	353	1	2.47	7	540	18	2.71	5	277	0.29	56	10	57	10
JM RC-42-07	70	72	10574	EXT	0.021	0.5	6.32	14	130	1.7	3	1.71	0.5	28	54	1380	7.65	1.3	1.43	1380	1	1.91	42	2510	21	5.24	5	281	0.63	120	10	173	20
JM RC-42-07	72	74	10575	EXT	0.053	0.8	8.1	20	80	1.7	4	1.08	0.5	48	71	430	8.13	1.21	2.17	1680	1	1.06	56	2710	30	7.81	5	285	0.6	150	10	207	10
JM RC-42-07	74	76	10576	EXT	0.03	0.5	7.67	8	160	1.8	5	1.08	0.5	37	67	245	7.94	1.29	1.97	1840	1	1.03	48	2700	30	5.88	5	207	0.75	141	10	211	10
JM RC-42-07	76	78	10577	EXT	0.018	0.5	6.15	15	140	1.8	8	1.44	1.7	25	21	135	5.74	1.57	1.13	1110	1	1.48	16	1220	26	4.95	5	205	0.45	126	10	214	10
JM RC-42-07	78	80	10578	EXT	0.013	0.5	6.71	12	530	1.8	2	1.64	1.2	8	5	183	3.85	1.74	0.75	1030	1	2.85	6	1070	34	2.02	5	240	0.32	78	10	174	10
JM RC-42-07	80	82	10579	EXT	0.012	0.5	7.79	14	640	1.6	8	1.5	0.7	10	9	191	3.41	1.47	0.82	1130	1	2.52	5	1410	32	1.65	5	229	0.44	87	10	138	10
JM RC-42-07	82	84	10580	EXT	0.022	0.8	6.6	15	380	1.9	2	1.84	1.2	18	10	325	8.07	1.35	1.42	1630	1	2.64	7	2470	44	3.14	5	206	0.75	141	10	296	10
JM RC-42-07	84	86	10581	EXT	0.012	0.8	6.77	12	740	1.9	4	0.35	1	4	7	163	1.9	1.79	0.28	248	1	2.28	6	610	34	1.52	5	124	0.11	22	10	61	10
JM RC-42-07	86	88	10582	EXT	0.008	0.5	6.8	5	760	1.7	2	0.33	0.8	1	6	113	1.05	1.78	0.21	198	1	2.59	5	510	29	0.82	5	108	0.11	11	10	50	10
JM RC-42-07	88	90	10583	EXT	0.017	0.5	6.46	7	870	1.5	8	0.32	0.7	3	5	134	1.54	1.63	0.2	190	1	2.54	4	540	37	1.12	5	113	0.1	11	10	42	10
JM RC-42-07	90	92	10584	EXT	0.011	1.8	7.42	11	880	1.7	8	0.94	1.1	9	72	185	2.93	1.89	0.86	631	1	2.38	33	850	56	1.43	5	168	0.27	96	10	179	10
JM RC-42-07	92	94	10585	EXT	0.01	0.5	6.06	9	840	2	3	1.84	0.5	4	19	88	2.62	1.88	0.78	589	1	2.97	17	710	31	1.12	5	165	0.31	48	10	133	10
JM RC-42-07	94	96	10586	ORG	0.014	0.5	6.04	9	800	1.9	4	0.67	0.8	11	36	77	3.36	1.69	1.05	787	1	2.17	23	1160	36	1.08	4	153	0.4	70	10	143	10
JM RC-42-07	96	98	10588	EXT	0.017	0.5	6.91	14	330	1.8	3	0.86	3.5	18	21	61	4.17	1.62	1.11	1130	1	2.22	28	1130	65	2.86	5	154	0.36	74	10	287	10
JM RC-42-07	98	100	10589	EXT	0.009	0.5	6.67	7	600	1.6	2	0.36	0.5	1	5	27	1.18	2.21	0.2	174	1	2.25	2	130	30	0.34	5	116	0.11	11	10	38	10
JM RC-42-07	100	102	10590	EXT	0.005	0.5	6.66	5	780	1.6	3	0.32	0.5	1	23	25	1	1.64	0.18	187	1	2.01	13	270	32	0.25	5	122	0.12	12	10	26	10
JM RC-42-07	102	104	10591	EXT	0.008	0.5	6.92	7	740	1.7	3	0.31	0.5	1	6	15	0.85	2.82	0.15	133	1	2.14	3	180	33	0.21	5	121	0.11	10	10	23	10
JM RC-42-07	104	106	10592	EXT	0.006	0.5	6.61	5	750	1.8	3	0.87	1.2	2	5	84	1.38	1.76	0.23	288	1	2.3	4	420	43	0.14	5	129	0.11	10	10	56	10
JM RC-42-07	106	108	10593	EXT	0.008	0.5	7.71	5	650	1.9	2	0.88	1.8	7	27	129	2.79	1.83	0.82	1060	1	2.44	22	1210	43	1.15	5	184	0.3	63	10	185	100
JM RC-42-07	108	110	10594	EXT	0.01	0.5	7.63	5	770	1.8	4	0.74	1.8	6	7	121	2.60	2.06	0.88	684	1	2.54	8	730	63	1.21	5	139	0.28	43	10	145	50
JM RC-42-07	110	112	10595	EXT	0.027	0.9	6.31	13	540	2	8	1.28	2.5	13	30	259	4.03	1.84	1.12	1200	1	2.88	24	1500	80	2.01	5	171	0.42	74	10	337	30
JM RC-42-07	112	114	10596	EXT	0.011	0.5	7.38	6	320	1.5	2	0.34	2.8	9	15	103	2.81	2	0.48	358	1	1.9	10	480	88	2.04	5	136	0.14	34	10	272	30
JM RC-42-07	114	116	10597	EXT	0.007	0.5	6.88	5	760	1.4	3	0.19	0.8	2	6	30	0.87	1.88	0.14	115	1	1.84	4	200	41	0.40	5	113	0.1	10	10	25	20
JM RC-42-07	116	118	10598	EXT	0.007	0.5	6.75	8	720	1.5	4	0.18	1	2	6	40	1.38	2.13	0.18	120	1	1.7	4	200	34	0.82	5	110	0.08	11	10	32	20
JM RC-42-07	118	120	10599	EXT	0.006	0.5	7.16	8	760	1.7	2	0.22	0.5	2	5	46	1.07	2.3	0.11	100	1	2.1	2	220	41	0.88	5	138	0.1	8	10	27	10
JM RC-42-07	120	122	10600	EXT	0.006	0.5	6.94	12	740	1.4	3	0.15	1.2	6	4	48	1.38	1.88	0.13	64	1	1.8	3	290	36	1.12	5	117	0.09	13	10	46	30
JM RC-42-07	122	124	10601	EXT	0.015	0.5	6.21	26	370	1.6	3	0.49	4	21	25	283	5.54	1.58	1.57	1200	1	2.44	32	1500	36	4.14	7	211	0.36	114	10	243	30
JM RC-42-07	124	126	10602	EXT	0.009	0.5	6.17	5	300	1.6	2	1.54	0.8	19	35	41	5.42	1.77	2.32	1540	1	3.06	38	1880	37	2.6	5	287	0.43	152	10	303	30
JM RC-42-07	126	128	10603	EXT	0.021	0.5	6.15	10	380	1.7	6	2.84	0.8	16	12	142	5.47	1.81	1.58	1200	1	3.52	13	2340	37	2.5	5	384	0.71	139	10	227	20
JM RC-42-07	128	130	10604	EXT	0.01	0.5	6.72	9	730	1.9	2	1.14	0.7	11	7	80	3.27	1.79	0.78	672	1	2.85	7	1000	29	1.66	5	272	0.31	73	10	110	20
JM RC-42-07	130	132	10605	EXT	0.009	0.5	6.50	5	680	1.9	2	1.35	0.5	7	6	67	3.00	2.87	0.82	687	1	2.81	6	880	27	0.67	5	316	0.36	72	10	130	20
JM RC-42-07	132	134	10606	EXT	0.009	0.7	6.22	11	790	1.6	3	0.76	0.8	6	7	104	2.38	1.87	0.54	548	1	2.51	8	950	78	1.08	5	290	0.25	91	10	111	20
JM RC-42-07	134	136	10607	EXT	0.013	0.5	6.44	5	300	1.9	5	1.16	0.7	15	10	138	3.57	2.12	0.73	678	1	2.49	8	930	30	2.01	5	214	0.35	77	10	124	20
JM RC-42-07	136	138	10608	EXT	0.018	0.5	6.44	42	610	2	4	1.38	0.8	12	17	140	4.02	1.63	1.11	1080	1	2.75	14	990	36	1.79	5	385	0.4	83	10	148	20
JM RC-42-07	138	140	10609	EXT	0.014	0.5	7.9	6	780	2.1	7	0.85	0.8	8	14	135	2.85	1.88	0.66	579	1	2.93	10	440	33	1.52	5	149	0.11	48	10	86	20
JM RC-42-07	140	142	10610	EXT	0.008	0.5	7.98	10	650	2.4	2	0.45	0.5	3	9	46	2	2.3	0.3	288	1	3.14	5	200	38	0.87	5	114	0.12	15	10	71	10
JM RC-42-07	142	144	10611	EXT	0.006	0.5	7.56	5	600	2.4	7	0.35	0.5	2	6	31	1.5	2.17	0.18	174	1	3.18	4	140	40	0.52	7	110	0.11	7	10	35	10
JM RC-42-07	144	146	10612	ORG	0.008	0.5	6.34	7	950	2.1	7	1.08	0.5	17	12	181	3.47	2.06	0.63	876	2	2.88	6	820	23	1.75	5	285	0.3	71	10	135	20
JM RC-42-07	146	148	10614	EXT	0.009	0.5	6.46	11	640	2	2	1.42	0.5	8	9	158	3.82	1.82	0.84	700	1	2.92	6	730	28	1.16	6	326	0.35	73	10	124	20
JM RC-42-07	148	150	10615	EXT	0.010	0.5	6.57	5	1040	2	3	1.29	0.5	6	6	140	3.79	2.29	0.91	1150	1	2.34	8	400	42	1.48	5	342	0.35	73	10	190	20
JM RC-43-07	0	2	10616	EXT	0.040	0.5	7.83	23	720	0.6	2	0.30	0.5	1	11	120	3.9	1.65	0.3	95	27	0.42	3	1140	16	0.33	5	166	0.16	129	10	30	30
JM RC-43-07	2	4	10617	EXT	0.040	0.5	5.02	16	430	0.5	2	0.52	0.5	1	6	67	3.14	1.30	0.16	82	22	0.28	3	730	16	0.54	5	127	0.12	84	10	12	30
JM RC-43-07	4	6	10618	EXT	0.053	0.5	6.85	30	430	0.6	3	0.25	0.5	1	8	80	4.00	2.08	0.22	25	80	0.41	2	1240	8	0.36	5	160	0.17	143	10	8	20
JM RC-43-07	6	8	10619	EXT	0.091	0.5	6.44	22	330	0.9	3	0.21	0.5	1	6	153	6.50	1.53	0.21	16	98	0.5	5	1400	8	0.5	5	160	0.5	175	10	9	20
JM RC-43-07	8	10	10620	EXT	0.066	0.5	6.67	16	330	1	3	0.25	0.5	1	10	118	6.66	1.5	0.64	31	28	0.47	11	1630	6	0.45	5	181	0.52	231	10	14	30
JM RC-43-07	10	12	10621	EXT	0.030	0.5	6.67	16	300	0.9	3	0.21	0.5	1	10	128	5.94	1.38	0.71	30	38	0.58	16	1540	5	1.81	5	154	0.44	250	10	13	20
JM RC-43-07	12	14	10622	EXT	0.108	0.5	5.55	21	350	1.1	3	0.21	0.5	1	27	107	4.38	1.61	0.83	29	42	0.53	15	1800	6	0.60	5	201	0.43	237	10	14	10
JM RC-43-07	14	16	10623	EXT	0.082	0.5	6.47	28	380	0.8	3	0.74	0.5	1	16	77	4.02	1.61	0.75	21	48	0.41	10	2060	[illegible]	0.40	5	256	0.43	226	10	30	10
JM RC-43-07	16	18	10624	EXT	0.105	0.5	6.48	22	340	0.7	3	0.25	0.5	1	6	58	3.75	1.57	0.62	28	68	0.31	3	2170	12	0.46	5	262	0.36	187	10	13	10
JM RC-43-07	18	20	10625	EXT	0.053	0.5	4.62	19	370	0.6	2	0.36	0.5	1	4	84	4.63	1.76	0.84	25	26	0.32	5	2170	10	0.5	5	284	0.4	186	10	12	20
JM RC-43-07	20	22	10626	EXT	0.071	0.8	8.5	38	340	1.1	3	0.28	0.5	1	7	132	5.08	1.28	0.46	19	86	0.45	4	2280	6	0.7	5	211	0.38	174	10	10	20
JM RC-43-07	22	24	10627	EXT	0.077	0.5	4.50	36	340	0.8	2	0.28	0.5	1	8	152	5.15	1.67	0.53	25	70	0.52	5	2310	6	0.81	5	208	0.4	186	10	10	20
JM RC-43-07	24	26	10628	EXT	0.308	0.5	4.57	60	470	0.6	3	0.25	0.5	1	16	122	3.38	1.5	0.62	23	217	0.38	11	2070	6	0.64	5	252	0.33	137	10	12	10
JM RC-43-07	26	28	10629	EXT	0.093	0.5	9.2	25	610	0.6	3	0.25	0.5	1	12	148	4.58	2.07	0.8	25	37	0.42	6	2140	6	0.61	5	254	0.38	178	10	11	10
JM RC-43-07	28	30	10630	EXT	0.066	0.5	8.7	6	480	1	3	0.24	0.5	1	9	145	5.13	1.38	0.86	38	27	0.36	6	2080	6	0.47	5	266	0.42	171	10	14	20
JM RC-43-07	30	32	10631	EXT	0.067	0.5	6.08	8	500	0.8	2	0.21	0.5	1	12	148	5.28	1.86	1.08	30	21	0.42	9	1770	7	0.43	5	218	0.36	175	10	15	20
JM RC-43-07	32	34	10632	EXT	0.185	0.5	9.08	11	650	1.1	2	0.16	0.5	1	18	186	4.57	2.08	0.88	27	98	0.37	5	1840	6	0.4	5	279	0.36	179	10	11	20
JM RC-43-07	34	36	10633	EXT	0.086	0.5	6.28	5	640	1.2	2	0.19	0.5	1	25	153	4	1.67	0.81	24	40	0.32	6	1810	6	0.36	5	364	0.25	178	10	12	20
JM RC-43-07	36	38	10634	EXT	0.080	0.5	8.8	19	1170	1.8	2	0.17	0.5	2	19	183	2.87	1.88	0.53	17	200	0.39	5	1860	12	0.44	5	423	0.28	161	10	10	20
JM RC-43-07	38	40	10635	ORG	0.12	0.6	8.5	15	880	1.3	5	0.18	0.5	4	17	388	4.11	1.38	0.88	21	100	0.27	9	1730	6	0.78	5	326	0.29	166	10	10	20
JM RC-43-07	40	42	10637	EXT	0.090	0.5	9.78	8	430	1.2	3	0.21	0.5	11	8	1220	5.25	1.98	1.17	24	107	0.29	9	2120	4	1.54	5	388	0.29	178	10	13	30
JM RC-43-07	42	44	10638	EXT	0.145	0.8	9.08	16	380	0.8	5	0.14	0.5	14	16	1080	3.98	1.42	0.75	20	124	0.27	6	1360	6	1.66	5	298	0.28	151	10	10	20
JM RC-43-07	44	46	10639	EXT	0.074	0.5	9.56	17	380	0.8	2	0.18	0.5	12	20	983	4.87	1.98	1	29	24	0.3	11	1400	4	1.45	5	280	0.41	160	10	14	20
JM RC-43-07	46	48	10640	EXT	0.084	0.5	9.34	25	780	0.8	2	0.14	0.5	14	18	1420	3.8	2.04	0.81	16	41	0.24	8	1360	7	1.52	5	277	0.38	151	10	10	20
JM RC-43-07	48	50	10641	EXT	0.064	0.5	8.2	11	300	0.7	2	0.11	0.5	12	8	1240	2.88	2.08	0.18	27	88	0.27	5	1080	17	2.44	5	243	0.16	78	10	7	20
JM RC-43-07	50	52	10642	EXT	0.108	0.5	6.48	54	190	0.8	2	0.11	0.5	18	8	1420	2.78	2.48	0.16	26	166	0.25	4	1080	11	2.48	5	178	0.1	73	10	7	20
JM RC-43-07	52	54	10643	EXT	0.138	0.8	6.13	46	300	0.7	4	0.11	0.5	10	5	1540	2.77	2.5	0.19	18	71	0.24	3	1080	9	2.4	5	194	0.16	67	10	7	20
JM RC-43-07	54	56	10644	EXT	0.678	2.7	7.97	32	216	0.7	3	0.11	0.5	10	6	1210	2.98	2.48	0.15	27	67	0.16	5	1080	13	2.7	5	198	0.14	58	10	6	50
JM RC-43-07	56	58	10645	EXT	0.183	0.8	7.56	41	170	0.5	2	0.08	0.5	12	4	1030	3.37	2.42	0.13	24	61	0.18	4	850	18	3.14	5	198	0.15	54	10	5	20
JM RC-43-07	58	60	10646	EXT	0.077	0.6	6.98	27	80	0.5	2	0.11	0.5	8	4	1220	3.42	2.08	0.13	14	42	0.21	3	1080	38	3.41	5	146	0.21	53	10	5	20
JM RC-43-07	60	62	10647	EXT	0.058	0.7	7.75	25	80	0.5	5	0.08	0.5	14	6	619	4.38	1.7	0.08	33	108	0.18	5	850	38	4.54	5	190	0.07	48	10	6	20
JM RC-43-07	62	64	10648	EXT	0.076	0.5	7.62	16	130	0.8	2	0.1	0.5	13	8	1430	3.58	2.38	0.12	26	67	0.15	5	1030	20	3.48	5	154	0.11	57	10	6	20
JM RC-43-07	64	66	10649	EXT	0.075	0.5	7.47	8	138	0.8	3	0.08	0.5	21	5	483	3.83	1.87	0.1	14	32	0.14	4	880	20	3.84	5	134	0.08	43	10	6	20
JM RC-43-07	66	68	10650	EXT	0.043	0.5	6.71	11	80	0.9	2	0.04	0.5	13	3	184	2.72	1.75	0.07	30	63	0.12	2	480	15	2.81	5	87	0.04	24	10	6	10
JM RC-43-07	68	70	10651	EXT	0.034	1.3	5.81	17	70	0.5	3	0.03	0.5	14	3	148	2.87	1.98	0.05	37	34	0.12	3	380	17	2.78	5	88	0.03	17	30	6	20
JM RC-43-07	70	72	10652	EXT	0.027	0.5	6.13	8	70	0.5	2	0.03	0.5	16	3	188	3.25	1.84	0.07	18	48	0.12	3	430	14	3.21	5	119	0.03	20	10	6	30
JM RC-43-07	72	74	10653	EXT	0.022	0.5	6.09	11	60	0.5	4	0.04	0.5	18	3	150	3.15	1.57	0.06	42	51	0.11	3	530	21	2.98	5	138	0.04	17	30	7	20
JM RC-43-07	74	76	10654	EXT	0.07	0.5	5.6	66	120	0.5	3	0.02	0.5	8	3	943	2.21	1.87	0.08	33	72	0.11	2	330	13	2.05	5	91	0.05	15	10	8	20
JM RC-43-07	76	78	10655	EXT	0.183	0.5	5.91	87	120	0.5	2	0.02	0.5	18	2	1170	2.38	2.11	0.1	18	56	0.1	3	280	17	2.22	5	80	0.04	16	20	9	20
JM RC-43-07	78	80	10656	EXT	0.027	0.7	6.94	12	120	0.7	2	0.04	0.5	23	3	126	2.87	1.73	0.06	28	67	0.12	3	840	21	2.67	5	144	0.05	18	20	7	20
JM RC-43-07	80	82	10657	ORG	0.083	0.5	7.75	16	180	0.7	2	0.08	0.5	21	6	1740	3.7	2.07	0.2	18	114	0.17	5	880	13	3.34	5	168	0.17	52	10	6	20
JM RC-43-07	82	84	10658	EXT	0.086	0.5	7.5	16	260	0.8	2	0.08	0.5	16	4	1770	3.07	2.03	0.18	15	72	0.18	3	610	8	2.81	5	138	0.18	52	10	5	20
JM RC-43-07	84	86	10659	EXT	0.100	0.5	7.34	14	180	0.6	2	0.07	0.5	12	3	2030	3.33	2.06	0.18	17	65	0.19	3	740	7	2.88	5	115	0.13	53	10	5	20
JM RC-43-07	86	88	10660	EXT	0.188	0.5	7.85	13	100	0.9	2	0.08	0.5	20	4	3140	4.2	2.58	0.14	15	126	0.18	5	880	8	3.9	5	176	0.17	98	10	7	20
JM RC-43-07	88	90	10661	EXT	0.084	0.5	6.72	13	140	0.8	2	0.13	0.5	13	17	3110	4.22	2.86	0.28	18	61	0.23	11	1180	10	3.71	5	180	0.18	84	10	8	20
JM RC-43-07	90	92	10662	EXT	0.063	0.5	6.21	5	530	0.7	2	0.19	0.5	14	29	1300	3.98	1.58	0.58	18	14	0.25	19	1640	8	2.2	5	383	0.36	139	10	8	20
JM RC-43-07	92	94	10663	EXT	0.123	0.7	6.66	11	160	0.7	2	0.14	0.5	14	25	1880	3.64	1.81	0.38	27	38	0.21	14	1270	12	3.83	5	286	0.3	113	10	8	20
JM RC-43-07	94	96	10664	EXT	0.172	0.5	6.76	12	118	0.8	2	0.04	0.5	15	5	1130	3.44	2.2	0.1	33	88	0.12	5	480	6	3.21	5	104	0.08	38	20	8	10
JM RC-43-07	96	98	10665	EXT	0.123	0.5	6.7	12	70	0.9	2	0.03	0.5	16	5	802	3.8	2.14	0.1	38	86	0.12	4	420	8	3.37	5	187	0.07	28	30	10	10
JM RC-43-07	98	100	10666	EXT	0.243	0.5	6.18	13	230	0.8	2	0.04	0.5	13	6	1050	2.42	2.25	0.1	21	44	0.13	7	470	6	2.85	5	105	0.08	34	10	10	10
JM RC-43-07	100	102	10667	EXT	0.12	0.6	7.72	15	200	1	2	0.1	0.5	13	17	1650	3.40	2.12	0.18	28	40	0.18	12	860	6	3.25	5	206	0.13	71	10	10	10
JM RC-43-07	102	104	10668	EXT	0.22	0.5	9.51	20	380	1	2	0.16	0.5	18	25	1800	3.8	2	0.48	22	24	0.29	20	1290	9	3.08	5	281	0.19	116	10	8	10
JM RC-43-07	104	106	10669	EXT	0.156	0.5	6.40	13	450	0.7	2	0.13	0.5	13	20	1840	3.19	1.66	0.35	13	58	0.28	18	1070	6	2.04	5	300	0.27	88	10	8	30
JM RC-43-07	106	108	10670	EXT	0.122	0.5	7.68	5	80	0.8	2	0.09	0.5	21	10	822	4.85	2.57	0.15	28	47	0.22	9	820	4	4.87	5	152	0.09	66	10	8	30
JM RC-43-07	108	110	10671	EXT	0.087	0.5	7.73	13	120	0.8	2	0.08	0.5	17	9	1160	3.98	2.94	0.16	22	27	0.18	5	820	10	3.78	5	120	0.15	50	20	7	20
JM RC-43-07	110	112	10672	EXT	0.08	0.5	7.83	18	170	0.8	2	0.08	0.5	14	4	1440	3.41	2.78	0.17	14	32	0.22	5	760	9	3.38	5	141	0.13	58	10	7	20
JM RC-43-07	112	114	10673	EXT	0.290	0.8	6.66	14	120	0.7	3	0.08	0.5	14	4	1670	3.6	2.48	0.12	38	54	0.14	7	510	18	3.86	5	104	0.06	37	20	8	40
JM RC-43-07	114	116	10674	EXT	0.064	0.8	6.52	8	80	0.7	3	0.04	0.5	17	7	886	3.42	2.18	0.08	38	34	0.14	6	910	10	3.75	5	125	0.06	42	30	10	30
JM RC-43-07	116	118	10675	EXT	0.188	0.5	5.22	16	118	0.8	2	0.14	0.5	18	22	1570	4.48	3.51	0.19	13	53	0.32	12	1220	14	4.88	5	218	0.14	122	10	10	20
JM RC-43-07	118	120	10676	EXT	0.152	0.5	6.34	14	118	0.8	2	0.14	0.5	22	21	2130	5.08	3.24	0.18	25	27	0.22	15	1150	11	5.85	5	134	0.14	88	10	8	20
JM RC-43-07	120	122	10677	EXT	0.248	0.5	7.87	29	178	0.8	2	0.13	0.5	22	18	2040	4.81	2.88	0.28	23	25	0.22	17	880	4	3.88	5	75	0.17	73	10	16	20
JM RC-43-07	122	124	10678	EXT	0.084	0.5	6.35	7	138	0.8	5	0.12	0.5	13	8	1270	4.83	3.23	0.21	14	18	0.24	7	980	7	4.88	5	81	0.12	79	10	6	20
JM RC-43-07	124	126	10680	EXT	0.196	0.5	6.58	16	238	0.8	2	0.16	0.5	18	11	1700	3.81	2.86	0.25	25	21	0.22	10	1210	8	3.45	5	88	0.22	88	10	6	10
JM RC-43-07	126	128	10681	EXT	0.146	0.5	6.47	11	370	1.1	2	0.17	0.5	14	13	2020	3.06	2.81	0.31	18	188	0.28	15	1340	2	2.64	5	77	0.18	165	10	6	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-43-07	128	130	108682	EXT	0.127	0.5	6.71	71	80	0.9	4	0.15	0.5	17	27	2320	6.05	3.48	0.22	12	47	0.33	12	1220	10	6.5	5	156	0.19	127	10	8	40
JM RC-43-07	130	132	108683	ORG	0.086	0.5	6.64	33	180	0.6	2	0.03	0.5	16	4	850	3.86	2.57	0.13	19	128	0.16	8	400	15	3.78	5	100	0.04	32	20	8	20
JM RC-43-07	132	134	108685	EXT	0.082	0.6	6.03	29	120	0.5	3	0.03	0.5	15	3	1720	3.52	2.74	0.16	14	44	0.13	8	290	11	3.6	5	54	0.06	21	10	10	30
JM RC-43-07	134	136	108686	EXT	0.050	0.5	6.82	70	180	0.5	2	0.03	0.5	16	2	1130	3.85	2.32	0.11	21	38	0.13	5	320	15	4.28	5	60	0.07	25	10	7	30
JM RC-43-07	136	138	108687	EXT	0.084	0.5	6.5	42	80	0.6	2	0.02	0.5	16	3	1580	4.26	2.86	0.17	22	151	0.12	5	290	11	4.48	5	54	0.09	22	10	7	30
JM RC-43-07	138	140	108688	EXT	0.082	0.5	6.85	23	100	0.6	2	0.07	0.5	14	1	884	3.95	2.65	0.14	17	41	0.13	9	310	8	4.08	5	61	0.08	18	10	7	20
JM RC-43-07	140	142	108689	EXT	0.072	0.5	6.24	31	140	0.5	2	0.03	0.5	18	2	846	3.38	2.48	0.17	19	95	0.12	4	280	14	3.5	5	78	0.08	18	10	6	20
JM RC-43-07	142	144	108690	EXT	0.073	0.5	6.33	21	130	0.5	2	0.02	0.5	11	1	942	3.37	2.88	0.13	23	28	0.14	4	290	15	3.41	5	94	0.08	15	10	6	20
JM RC-43-07	144	146	108691	EXT	0.148	0.5	6.25	28	110	0.5	2	0.02	0.8	23	4	1400	4.07	3.04	0.15	25	42	0.13	5	280	12	4.03	5	60	0.08	18	10	9	30
JM RC-43-07	146	148	108692	EXT	0.098	0.5	6.79	31	110	0.8	2	0.03	0.8	20	1	663	4.81	2.54	0.08	27	138	0.13	3	310	18	5.04	5	102	0.08	15	10	7	30
JM RC-43-07	148	150	108693	EXT	0.037	0.5	6.87	25	120	0.8	2	0.02	0.5	18	4	708	3.38	2.7	0.1	25	35	0.18	8	370	28	3.91	5	91	0.08	18	10	20	20
JM RC-43-07	150	152	108694	EXT	0.084	0.5	6.76	37	100	0.8	2	0.03	0.8	19	5	1010	3.8	2.61	0.12	28	72	0.15	5	380	13	3.72	5	48	0.08	18	10	8	30
JM RC-43-07	152	154	108695	EXT	0.087	0.5	6.33	53	190	0.8	2	0.02	0.5	17	3	1440	3.29	2.48	0.11	24	125	0.15	4	370	12	3.41	5	79	0.07	20	10	6	20
JM RC-43-07	154	156	108696	EXT	0.096	0.5	6.88	74	110	0.8	2	0.03	0.5	14	12	1780	3.34	2.93	0.15	23	38	0.2	4	330	8	3.8	5	52	0.08	28	10	6	20
JM RC-43-07	156	158	108697	EXT	0.082	0.6	7	118	100	0.7	2	0.04	0.5	15	6	1540	5.64	2.72	0.12	20	90	0.17	5	380	13	3.93	5	84	0.1	32	10	6	30
JM RC-43-07	158	160	108698	EXT	0.077	0.5	6.58	120	140	0.5	2	0.02	0.5	18	6	1290	4	2.97	0.14	20	27	0.15	6	310	11	4.15	5	68	0.08	23	10	7	20
JM RC-43-07	160	162	108699	EXT	0.088	0.5	6.45	24	110	0.6	2	0.03	0.5	14	5	1250	3.36	2.75	0.12	17	30	0.14	5	300	11	3.44	5	74	0.08	18	10	6	20
JM RC-43-07	162	164	108700	EXT	0.078	0.5	6.74	12	110	0.4	2	0.03	0.5	13	2	1430	3.41	2.88	0.14	20	48	0.13	3	310	14	3.41	5	87	0.08	18	10	6	20
JM RC-43-07	164	166	108701	EXT	0.083	0.5	6.42	28	120	0.5	2	0.02	0.5	17	3	1088	3.38	2.71	0.13	17	74	0.12	5	270	17	3.43	5	84	0.08	17	10	13	30
JM RC-43-07	166	168	108702	EXT	0.083	0.5	6.48	25	130	0.8	2	0.02	0.5	25	6	858	3.5	2.43	0.1	27	88	0.13	6	290	11	3.57	5	80	0.08	18	10	12	20
JM RC-43-07	168	170	108703	EXT	0.284	0.5	6.44	12	118	0.8	2	0.08	0.5	22	2	4538	3.63	2.82	0.15	32	254	0.11	7	330	9	3.7	5	67	0.08	20	10	12	40
JM RC-43-07	170	172	108704	EXT	0.081	0.5	6.38	20	110	0.6	2	0.02	0.5	34	4	1170	3.18	2.58	0.12	29	125	0.11	7	290	6	3.13	5	64	0.04	18	10	8	20
JM RC-43-07	172	174	108705	EXT	0.087	0.5	6.38	14	110	0.6	2	0.02	0.5	44	5	1720	4.2	2.32	0.12	41	66	0.11	17	280	11	4.31	5	67	0.07	21	10	10	30
JM RC-43-07	174	176	108706	EXT	0.054	0.5	5.8	17	160	0.7	2	0.02	0.5	38	5	526	4.54	1.74	0.07	37	48	0.11	15	280	12	4.81	5	74	0.06	18	10	12	30
JM RC-43-07	176	178	108707	EXT	0.058	0.5	6.5	28	110	0.7	2	0.02	0.8	41	6	413	4.32	2.37	0.1	43	38	0.14	20	380	12	4.61	5	77	0.07	18	10	13	30
JM RC-43-07	178	180	108708	ORG	0.041	0.5	6.28	21	110	0.6	2	0.02	0.7	45	21	353	4.38	1.92	0.08	33	34	0.13	30	380	12	4.57	5	88	0.08	17	10	12	30
JM RC-43-07	180	182	108710	EXT	0.086	0.5	6.25	21	170	0.7	2	0.02	0.6	25	4	1908	3.22	2.78	0.14	32	32	0.12	12	280	4	3.16	5	54	0.07	17	10	13	40
JM RC-43-07	182	184	108711	EXT	0.087	0.5	6.08	53	190	0.8	2	0.02	2	84	2	1478	3.24	2.78	0.14	38	107	0.13	36	370	12	3.4	5	78	0.06	18	10	18	50
JM RC-43-07	184	186	108712	EXT	0.101	0.5	6.21	38	130	0.5	2	0.02	4.7	80	2	3500	3.2	3	0.16	28	61	0.12	88	280	9	3.27	5	50	0.06	18	10	18	50
JM RC-43-07	186	188	108713	EXT	0.091	0.5	6.37	83	120	0.6	2	0.02	0.6	36	4	2128	3.88	2.88	0.18	39	142	0.12	34	250	12	3.78	5	72	0.04	20	10	14	60
JM RC-43-07	188	190	108714	EXT	0.058	0.5	6.58	28	110	0.8	2	0.02	0.5	27	3	2440	3.54	2.44	0.11	25	58	0.13	13	300	11	3.81	5	76	0.07	21	10	8	40
JM RC-43-07	190	192	108715	EXT	0.061	0.5	6.48	38	130	0.8	2	0.03	0.5	22	4	971	3.48	2.75	0.12	33	66	0.12	6	310	12	3.63	5	67	0.07	19	10	8	40
JM RC-43-07	192	194	108716	EXT	0.074	0.5	6.07	34	120	0.8	2	0.03	0.5	14	5	868	3.57	2.83	0.12	22	58	0.12	8	320	10	3.72	5	79	0.07	14	10	10	40
JM RC-43-07	194	196	108717	EXT	0.152	0.5	6.13	38	130	0.7	2	0.09	0.5	24	3	1078	3.67	2.79	0.13	20	58	0.15	12	290	10	3.83	5	72	0.06	22	10	8	50
JM RC-43-07	196	198	108718	EXT	0.111	0.6	6.38	283	60	1	2	0.04	0.6	16	11	1140	4.02	2.21	0.1	29	77	0.16	5	470	14	4.87	20	284	0.11	35	10	15	60
JM RC-43-07	198	200	108719	EXT	0.087	0.7	7.4	80	40	1.5	4	0.07	0.6	15	24	1080	5.43	2.38	0.1	27	67	0.14	7	700	9	5.84	13	175	0.28	76	10	7	60
JM RC-43-07	200	202	108720	EXT	0.108	0.6	6.79	48	60	0.7	3	0.02	0.6	12	3	2420	3.06	2.38	0.12	22	31	0.13	4	290	10	2.87	5	114	0.08	22	10	5	70
JM RC-43-07	202	204	108721	EXT	0.082	0.5	6.44	48	70	1.1	2	0.08	0.6	22	13	787	5.42	1.55	0.08	30	100	0.12	5	640	17	6.67	7	220	0.13	41	10	7	70
JM RC-43-07	204	206	108722	EXT	0.082	0.5	6.15	14	100	0.6	2	0.02	0.5	17	4	1330	2.83	2.4	0.12	26	44	0.13	3	270	9	2.77	5	42	0.08	18	10	5	60
JM RC-43-07	206	208	108723	EXT	0.088	0.8	5.86	13	90	0.6	4	0.02	0.5	18	5	1290	2.8	2.34	0.12	27	38	0.13	5	280	27	2.88	5	60	0.08	18	10	30	50
JM RC-43-07	208	210	108724	EXT	0.137	1	7.61	81	60	1.6	4	0.07	0.7	14	14	2770	3.56	3.15	0.19	20	41	0.21	5	680	17	3.85	5	67	0.3	48	10	8	120
JM RC-43-07	210	212	108725	EXT	0.167	0.6	6.83	44	100	0.7	3	0.03	0.6	15	7	2490	2.79	2.82	0.13	21	114	0.18	11	310	13	2.7	5	55	0.1	23	10	8	80
JM RC-43-07	212	214	108726	EXT	0.136	0.6	6.12	34	130	0.7	2	0.02	0.7	14	4	2340	2.82	2.67	0.18	21	45	0.16	4	290	11	2.84	5	30	0.08	18	10	8	70
JM RC-43-07	214	216	108727	ORG	0.230	0.9	6.43	71	70	1.5	4	0.06	0.8	11	4	4010	3.80	2.47	0.21	35	51	0.19	6	490	8	3.7	6	94	0.18	45	10	10	80
JM RC-43-07	216	218	108729	EXT	0.174	0.7	6.27	294	90	0.6	3	0.03	0.6	10	4	2530	2.73	2.64	0.18	31	80	0.18	7	300	15	2.82	22	44	0.1	18	10	9	40
JM RC-43-07	218	220	108730	EXT	0.063	0.5	6.06	76	80	0.6	2	0.03	0.6	14	5	847	2.84	2.45	0.15	28	86	0.15	3	300	7	2.48	18	88	0.08	20	10	5	40
JM RC-43-07	220	222	108731	EXT	0.111	0.5	6.58	30	110	1	2	0.05	0.5	16	3	1830	2.35	2.67	0.18	16	64	0.16	3	380	7	2.44	5	67	0.1	28	10	6	60
JM RC-43-07	222	224	108732	EXT	0.081	0.6	6.25	18	100	0.6	2	0.03	0.5	18	4	1680	2.76	2.06	0.18	35	57	0.15	5	280	5	2.48	5	52	0.08	18	10	7	60
JM RC-43-07	224	226	108733	EXT	0.088	0.5	6.2	32	130	0.7	2	0.03	0.5	21	5	1230	2.86	2.8	0.14	25	81	0.17	6	330	12	2.48	5	71	0.1	23	10	6	40
JM RC-43-07	226	228	108734	EXT	0.088	0.7	5.07	41	110	0.7	3	0.02	0.5	18	4	1880	2.56	2.51	0.14	15	84	0.18	6	280	8	2.52	5	53	0.08	30	10	7	50
JM RC-43-07	228	230	108735	EXT	0.086	0.5	5.98	27	130	0.7	4	0.03	0.7	18	4	1880	2.82	2.56	0.14	41	53	0.19	8	200	8	2.48	5	63	0.08	18	10	9	50
JM RC-43-07	230	232	108736	EXT	0.084	0.8	5.88	36	130	0.7	2	0.02	0.6	14	5	1980	2.81	2.58	0.14	23	110	0.16	4	300	6	2.8	5	64	0.09	17	10	14	50
JM RC-43-07	232	234	108737	EXT	0.21	1	7.48	66	70	1.4	4	0.07	0.7	20	17	2100	4.18	2.79	0.28	18	88	0.23	11	860	6	4.25	5	86	0.25	63	10	14	100
JM RC-43-07	234	236	108738	EXT	0.273	1	7.29	87	80	1.2	3	0.07	0.5	20	12	4140	3.86	2.77	0.21	41	151	0.3	10	840	7	3.69	5	131	0.15	62	10	8	90
JM RC-43-07	236	238	108739	EXT	0.086	0.7	6.31	18	130	0.8	2	0.03	0.5	18	5	1730	2.77	2.71	0.16	36	54	0.18	8	380	7	2.47	5	52	0.1	20	10	8	50
JM RC-43-07	238	240	108740	EXT	0.083	0.7	6.48	35	90	1	2	0.02	0.6	11	3	1800	2.9	2.77	0.16	13	53	0.18	4	300	10	2.6	5	64	0.1	30	10	5	60
JM RC-43-07	240	242	108741	EXT	0.078	0.6	6.38	22	100	0.8	3	0.03	0.6	12	5	1800	2.8	2.79	0.17	34	68	0.17	5	320	4	2.7	5	66	0.08	22	10	8	60
JM RC-43-07	242	244	108742	EXT	0.112	0.8	6.18	68	80	1.2	2	0.02	0.6	17	4	2800	3.58	2.79	0.19	38	48	0.15	5	300	10	3.42	5	47	0.11	24	10	14	70
JM RC-43-07	244	246	108743	EXT	0.304	1.1	6.28	130	100	1.7	2	0.04	0.6	20	3	2250	3.78	2.41	0.25	17	71	0.18	5	340	17	3.22	6	50	0.08	25	10	7	50
JM RC-43-07	246	248	108744	EXT	0.104	0.6	7.86	115	150	1.8	3	0.07	0.6	28	18	1740	4.04	2.81	0.26	33	74	0.21	12	780	11	3.85	5	67	0.31	80	30	13	80
JM RC-43-07	248	250	108745	ORG	0.184	0.7	7.86	30	80	2.8	5	0.1	0.6	33	34	3020	5.22	2.61	0.57	31	100	0.2	14	1130	12	5.47	5	111	0.52	171	10	10	80
JM RC-43-07	250	252	108747	EXT	0.184	0.5	7.68	73	90	1.6	2	0.08	1.4	28	17	1730	4.22	2.87	0.37	33	63	0.18	8	730	10	4.21	5	64	0.71	61	30	11	70
JM RC-43-07	252	254	108748	EXT	0.047	0.7	6.56	73	90	1	2	0.04	0.5	41	6	1140	3.86	2.88	0.14	38	42	0.19	7	410	13	3.81	5	60	0.1	24	100	8	40
JM RC-43-07	254	256	108749	EXT	0.053	0.6	6.49	91	120	0.8	2	0.07	0.5	11	5	1380	2.72	2.4	0.17	12	48	0.16	3	320	10	2.72	5	48	0.1	21	10	6	70
JM RC-43-07	256	258	108750	EXT	0.088	0.6	6.74	100	190	1	2	0.03	0.8	8	6	1620	2.71	2.84	0.18	38	79	0.19	3	380	8	2.81	8	62	0.1	24	10	7	50
JM RC-43-07	258	260	108751	EXT	0.087	0.6	6.37	31	230	1	2	0.03	2.8	11	6	1510	2.84	2.73	0.17	36	107	0.17	3	380	4	2.9	5	52	0.1	24	10	7	40
JM RC-43-07	260	262	108752	EXT	0.04	0.5	6.05	16	410	1	2	0.02	1	13	5	740	2.01	2.78	0.17	14	45	0.17	3	440	5	1.64	5	56	0.1	23	10	6	20
JM RC-43-07	262	264	108753	EXT	0.056	0.6	3.58	16	80	0.6	2	0.02	1	13	1	1380	2.12	1.54	0.12	27	88	0.1	5	318	2	2.05	5	32	0.04	13	10	6	30
JM RC-43-07	264	266	108754	EXT	0.032	0.6	3.48	18	40	0.6	2	0.05	0.9	15	2	711	3.15	1.38	0.07	35	108	0.11	4	400	7	3.25	5	56	0.05	12	10	10	30
JM RC-43-07	266	268	108755	EXT	0.088	0.6	3.54	40	70	0.5	2	0.02	2.3	13	1	1580	2.31	1.48	0.08	12	76	0.08	5	280	5	2.48	5	34	0.05	11	10	6	30
JM RC-43-07	268	270	108756	EXT	0.071	0.6	3.64	108	130	0.5	2	0.02	1.7	18	1	1678	2.28	1.58	0.08	24	125	0.11	4	290	6	3.42	5	42	0.03	15	10	5	30
JM RC-43-07	270	272	108757	EXT	0.073	0.5	4.06	54	80	0.8	2	0.02	0.1	19	1	1178	2.64	1.7	0.08	38	280	0.12	4	300	6	2.81	5	50	0.04	15	10	6	30
JM RC-43-07	272	274	108758	EXT	0.089	0.6	4.11	47	120	0.6	2	0.01	4.9	12	1	2430	2.48	1.78	0.08	14	102	0.11	3	290	4	2.58	5	38	0.04	14	10	4	30
JM RC-43-07	274	276	108759	EXT	0.118	0.6	4.58	15	110	0.7	3	0.02	1.2	14	1	2880	2.73	1.8	0.13	31	111	0.11	5	280	7	2.81	5	38	0.06	13	10	8	30
JM RC-43-07	276	278	108760	EXT	0.086	0.7	3.75	37	80	0.5	2	0.02	0.7	14	1	1088	2.82	1.57	0.08	38	142	0.1	4	338	4	2.8	5	33	0.04	12	10	17	30
JM RC-43-07	278	280	108761	EXT	0.081	0.8	3.67	38	80	0.6	2	0.02	0.5	13	1	1828	2.88	1.83	0.1	15	72	0.1	5	280	6	2.75	5	41	0.05	13	10	6	20
JM RC-43-07	280	282	108762	EXT	0.058	0.6	4.25	24	80	0.6	3	0.01	1.6	11	1	1330	2.82	1.77	0.12	36	35	0.1	4	210	5	2.73	5	35	0.06	11	10	12	20
JM RC-43-07	282	284	108763	EXT	0.075	0.7	4.1	8	100	0.7	2	0.02	0.6	14	1	1740	2.22	1.86	0.11	32	52	0.11	6	240	3	2.14	5	42	0.04	10	10	5	20
JM RC-43-07	284	286	108764	EXT	0.111	0.6	5.53	18	170	1.4	3	0.07	0.5	16	1	2230	2.63	1.74	0.11	16	73	0.14	12	480	2	2.33	5	57	0.08	44	10	12	30
JM RC-43-07	286	288	108765	EXT	0.046	0.6	3.88	27	80	0.5	2	0.02	2	12	1	790	2.78	1.88	0.06	27	78	0.11	3	330	2	2.78	5	45	0.04	14	10	6	30
JM RC-43-07	288	290	108766	EXT	0.057	0.5	3.74	50	80	0.5	2	0.03	0.5	13	1	733	2.82	1.6	0.07	35	48	0.11	4	280	4	2.82	5	50	0.04	13	10	4	40
JM RC-43-07	290	292	108767	EXT	0.084	1.3	4.34	162	80	0.8	2	0.04	0.6	14	1	2630	3.02	1.75	0.08	15	228	0.14	8	510	12	3.33	84	114	0.06	47	10	30	350
JM RC-43-07	292	294	108768	ORG	0.06	0.5	3.84	14	60	0.8	2	0.03	0.5	22	1	423	3.06	1.54	0.05	27	75	0.1	7	380	5	3.06	8	68	0.04	28	10	13	80
JM RC-43-07	294	296	108770	EXT	0.134	0.8	7.07	31	170	1.4	3	0.08	0.8	36	1	2480	3.33	1.88	0.14	45	78	0.22	22	880	8	3.47	5	53	0.1	71	10	26	160
JM RC-43-07	296	298	108771	EXT	0.158	0.6	6.86	27	80	1.6	3	0.11	1.8	29	3	2310	3.16	1.81	0.14	56	164	0.26	26	1240	8	3.87	5	109	0.08	67	10	28	80
JM RC-43-07	298	300	108772	EXT	0.084	0.7	4.84	108	100	0.8	2	0.05	2.3	30	1	1680	2.83	1.48	0.07	59	72	0.27	18	800	15	2.83	15	96	0.03	32	10	60	370
JM RC-43-07	300	302	108773	EXT	0.085	0.7	3.82	154	90	0.9	3	0.02	0.6	8	1	2740	2.48	1.47	0.07	21	86	0.2	4	380	14	2.72	5	60	0.03	17	10	15	70
JM RC-43-07	302	304	108774	EXT	0.088	0.6	4.13	65	140	0.8	2	0.02	4.3	8	1	2000	2.13	1.03	0.06	25	132	0.21	4	240	5	2.15	5	23	0.02	18	10	45	30
JM RC-43-07	304	306	108775	EXT	0.145	0.5	6.73	68	210	1	2	0.02	1.3	10	1	2770	1.83	0.79	0.08	24	83	0.22	6	280	6	1.88	5	25	0.02	31	10	40	40
JM RC-43-07	306	308	108776	EXT	0.151	0.6	4.6	16	240	0.7	3	0.02	0.6	22	1	2300	1.65	0.78	0.1	42	82	0.24	7	180	6	1.82	5	27	0.02	21	10	58	40
JM RC-43-07	308	310	108777	EXT	0.140	0.7	6.61	35	280	1.2	4	0.03	1.6	18	1	3180	2.08	1.08	0.1	31	68	0.24	11	376	5	2.17	5	30	0.03	38	10	28	30
JM RC-43-07	310	312	108778	EXT	0.122	1	5.48	177	300	1.2	3	0.03	0.6	18	1	2900	2.45	1	0.07	17	181	0.31	11	380	6	2.88	5	35	0.02	34	10	25	40
JM RC-43-07	312	314	108779	EXT	0.126	0.7	4.72	118	130	1.1	4	0.04	0.5	10	1	3200	2.64	1.27	0.08	41	55	0.31	4	420	5	2.79	5	32	0.03	26	10	12	40
JM RC-43-07	314	316	108780	EXT	0.122	0.6	4.39	90	80	1.1	3	0.04	0.6	8	1	3240	2.34	1.34	0.07	37	61	0.25	7	380	5	2.4	5	50	0.03	25	10	11	30
JM RC-43-07	316	318	108781	EXT	0.106	0.5	4.13	48	50	1	2	0.03	0.5	12	1	2160	3.17	1.38	0.06	20	47	0.21	6	410	6	3.33	5	38	0.03	22	10	18	50
JM RC-43-07	318	320	108782	EXT	0.115	0.6	5.38	40	200	1.3	2	0.06	0.5	36	1	3320	3.54	1.32	0.07	41	172	0.28	17	600	9	3.28	5	71	0.04	33	10	8	30
JM RC-43-07	320	322	108783	EXT	0.114	0.5	5.28	353	240	1.2	3	0.08	0.6	38	1	3070	3.82	1.51	0.07	33	68	0.3	14	940	12	3.06	5	158	0.04	38	10	17	50
JM RC-43-07	322	324	108784	EXT	0.106	1	4.88	201	200	1.1	3	0.07	0.7	58	1	2870	2.72	1.46	0.06	17	65	0.28	23	780	18	2.66	5	105	0.04	30	10	27	50
JM RC-43-07	324	326	108785	EXT	0.136	1.2	5.28	634	150	1.2	3	0.13	1.3	79	1	4350	3.17	1.19	0.1	44	87	0.45	32	1240	90	3.8	5	111	0.03	40	10	38	80
JM RC-43-07	326	328	108786	EXT	0.183	0.8	5.81	345	150	0.8	3	0.07	1	17	1	3800	2.16	0.88	0.22	34	86	0.26	6	980	38	2.36	5	58	0.02	34	10	40	30
JM RC-43-07	328	330	108787	EXT	0.156	0.8	5.77	48	140	0.7	2	0.02	0.7	28	1	3800	1.85	0.7	0.18	38	61	0.14	10	280	13	1.88	5	28	0.03	27	10	28	30
JM RC-43-07	330	332	108788	EXT	0.108	0.9	7.44	148	340	1.9	4	0.04	1.8	10	5	2820	1.86	1.88	0.18	51	108	0.38	8	310	28	1.88	5	48	0.07	48	10	40	120
JM RC-43-07	332	334	108789	EXT	0.088	0.7	7.94	164	430	1.9	3	0.04	1.3	20	4	3040	2.25	2.78	0.18	44	91	0.38	8	380	31	2.05	5	48	0.08	38	10	48	90
JM RC-43-07	334	336	108790	EXT	0.123	0.6	10.26	84	376	2	2	0.03	1	48	3	4480	2.14	2.88	0.22	30	58	0.53	14	380	38	1.93	5	41	0.13	42	10	72	78
JM RC-43-07	336	338	108791	EXT	0.080	0.7	6.48	53	330	1.5	4	0.04	0.8	48	7	3130	2.08	2.58	0.2	38	185	0.51	17	340	16	2.32	5	30	0.13	48	10	52	70
JM RC-43-07	338	340	108792	EXT	0.138	1.1	16.4	28	250	1.3	4	0.11	0.8	38	4	2300	1.79	1.83	0.13	34	40	2.72	11	340	13	1.21	5	28	0.22	53	10	68	40
JM RC-43-07	340	342	108793	ORG	0.142	1.3	6.32	16	420	1.5	2	0.08	0.6	52	5	3100	2.17	1.81	0.17	24	63	2.18	19	378	22	1.61	5	35	0.15	82	10	70	50

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-43-07	342	344	109795	EXT	0.144	0.9	8.69	12	460	1.2	4	0.09	0.7	34	5	2670	2.26	1.81	0.16	38	84	2.44	12	340	12	1.78	5	35	0.17	57	10	44	40
JM RC-43-07	344	346	109796	EXT	0.194	1.1	6.17	36	310	1.6	4	0.04	1	34	4	3010	2.06	2.02	0.15	21	127	0.96	12	350	10	2.42	5	32	0.11	42	10	56	50
JM RC-43-07	346	348	109797	EXT	0.157	0.8	6.71	17	220	2.1	4	0.08	0.8	31	13	2440	2.08	2.23	0.16	32	56	1.16	10	840	10	2.53	5	61	0.21	60	10	46	50
JM RC-43-07	348	350	109798	EXT	0.153	0.9	6.72	38	640	2	2	0.06	0.9	26	11	2330	2.70	2.36	0.19	29	54	0.53	13	730	16	2.04	5	87	0.25	79	10	54	40
JM RC-43-07	350	352	109799	EXT	0.083	0.7	7.72	332	110	1.3	2	0.08	0.4	60	9	1080	2.00	1.70	0.87	30	90	0.80	30	920	168	3.8	12	121	0.17	63	10	33	50
JM RC-43-07	352	354	109800	EXT	0.144	1	6.71	56	290	2.7	4	0.12	0.7	46	12	2080	4.42	2.02	0.08	41	100	0.56	28	1270	17	7.21	5	85	0.2	80	10	31	60
JM RC-43-07	354	356	109801	EXT	0.31	1.1	11.98	107	470	3.7	5	0.14	1	20	21	4340	2.55	2.29	0.14	33	142	8.5	16	1880	12	2.31	5	65	0.4	121	10	30	40
JM RC-43-07	356	358	109802	EXT	0.272	1	11.35	87	580	3.1	4	0.15	0.9	35	22	3410	2.45	2.51	0.16	17	128	0.54	15	1560	18	1.98	5	52	0.42	125	10	38	30
JM RC-43-07	358	360	109803	EXT	0.198	0.8	10.7	25	450	2.4	2	0.06	0.8	30	13	2420	2.38	2.05	0.18	27	71	0.43	12	620	9	1.46	5	37	0.38	65	10	88	40
JM RC-43-07	360	362	109804	EXT	0.214	0.9	6.44	32	420	1.5	4	0.07	1.5	25	6	3250	2.08	2.15	0.2	44	95	1.02	10	480	14	2.15	5	40	0.16	83	10	91	40
JM RC-43-07	362	364	109805	EXT	0.157	0.9	7.74	46	140	1.3	5	0.05	0.9	22	5	3140	3.53	2.26	0.15	27	101	0.53	8	980	14	3.27	5	52	0.13	84	10	71	50
JM RC-43-07	364	366	109806	EXT	0.149	0.6	6.13	34	320	1.1	3	0.07	0.6	18	5	3120	2.85	1.81	0.15	42	54	1.29	8	900	13	2.37	5	37	0.14	74	10	88	40
JM RC-43-07	366	368	109807	EXT	0.14	0.6	6.96	27	170	1.6	4	0.05	2.9	23	5	3080	3.41	2.34	0.17	43	62	0.44	8	480	16	2.74	5	44	0.19	88	10	45	40
JM RC-43-07	368	370	109808	EXT	0.108	0.7	6.22	45	150	1.2	6	0.07	0.5	18	6	3080	3.57	2.27	0.11	20	108	0.45	10	900	13	3.3	5	118	0.17	88	10	13	40
JM RC-43-07	370	372	109809	EXT	0.084	1	7.27	38	60	1.1	2	0.09	0.7	23	5	2210	4.54	2.22	0.1	46	74	0.52	8	940	12	4.45	5	48	0.14	78	10	8	50
JM RC-43-07	372	374	109810	EXT	0.14	1.6	7.84	43	180	1.3	5	0.06	0.5	18	4	2710	3.05	1.91	0.11	48	43	0.53	5	570	18	2.67	5	51	0.14	73	10	11	50
JM RC-43-07	374	376	109811	EXT	0.13	2.2	7.88	166	120	1.3	3	0.08	0.7	25	16	2890	3.8	2.19	0.11	22	173	0.64	11	1090	35	3.74	27	66	0.15	65	10	8	70
JM RC-43-07	376	378	109812	EXT	0.135	0.9	6.44	27	130	1.1	6	0.17	0.7	28	43	2880	3.24	2.55	0.17	42	102	0.56	25	1890	9	3.56	5	138	0.18	113	10	11	40
JM RC-43-07	378	380	109813	EXT	0.05	0.7	5.83	62	120	0.7	2	0.03	0.5	13	6	1080	2.71	2.34	0.13	49	88	0.2	8	520	18	2.35	5	95	0.07	35	10	7	40
JM RC-43-07	380	382	109814	ORG	0.073	0.9	5.84	26	310	0.7	2	0.03	0.5	18	7	1280	3.09	2.36	0.13	34	111	0.18	5	500	11	2.85	5	72	0.08	31	10	7	40
JM RC-43-07	382	384	109816	EXT	0.028	0.7	5.38	17	200	0.6	2	0.04	0.5	21	6	463	2.98	2.21	0.11	48	83	0.18	7	670	11	3.7	5	128	0.08	26	10	12	30
JM RC-43-07	384	386	109817	EXT	0.026	0.6	5.08	41	350	0.5	2	0.08	0.5	13	7	575	2.18	2.41	0.14	45	86	0.22	5	670	20	2.06	5	116	0.07	26	10	12	30
JM RC-43-07	386	388	109818	EXT	0.081	0.7	5.71	58	418	0.5	2	0.06	0.5	14	10	1080	2.75	2.15	0.14	83	144	0.18	8	580	13	2.26	5	82	0.08	30	10	14	20
JM RC-43-07	388	390	109819	EXT	0.043	0.5	6.17	60	378	0.6	2	0.06	0.5	30	11	884	2.83	2.46	0.15	73	128	0.24	8	578	14	2.33	5	74	0.08	31	10	15	20
JM RC-43-07	390	392	109820	EXT	0.038	0.5	6.22	45	250	0.7	2	0.09	0.5	71	16	986	3.5	2.56	0.15	88	90	0.31	11	670	14	2.27	5	124	0.08	32	10	30	10
JM RC-43-07	392	394	109821	EXT	0.188	0.5	6.71	47	278	1.4	2	0.12	0.5	43	46	2430	2.79	2.36	0.18	43	188	0.48	33	1480	7	3.07	5	287	0.13	89	10	17	10
JM RC-43-07	394	396	109822	EXT	0.15	0.8	6.34	38	430	1.8	2	0.15	0.8	38	52	2300	2.44	2.16	0.15	27	88	0.43	36	1840	11	2.78	5	187	0.2	118	10	21	20
JM RC-43-07	396	398	109823	EXT	0.118	0.7	10.1	18	330	2.6	2	0.11	0.5	18	66	1700	2.28	2.03	0.18	24	51	0.42	40	1280	12	2.78	5	75	0.38	133	10	25	10
JM RC-43-07	398	400	109824	EXT	0.142	0.7	10.15	14	330	2.3	2	0.16	0.5	14	66	1800	2.03	2.16	0.17	35	188	0.87	37	1850	13	2.67	5	87	0.31	135	10	24	20
JM RC-43-07	400	402	109825	EXT	0.229	1.4	6.12	485	480	1.3	2	0.11	5.5	47	51	4750	2.83	2.43	0.7	54	183	0.42	38	1200	48	3	20	151	0.15	118	10	311	470
JM RC-43-07	402	404	109826	EXT	0.174	0.5	10.1	26	360	2.4	2	0.13	0.6	46	59	2440	2.36	2.4	0.2	29	103	8.8	50	1580	11	2.82	5	130	0.25	161	10	29	20
JM RC-43-07	404	406	109827	EXT	0.175	0.7	16.8	24	318	3.8	2	0.14	0.6	14	58	2340	1.8	2.14	0.2	53	79	0.78	48	1780	8	2.94	5	147	0.3	166	10	38	10
JM RC-43-07	406	408	109828	EXT	0.138	0.7	11.65	15	250	3.5	2	0.13	0.5	18	66	1880	1.62	1.73	0.18	32	180	0.66	58	1670	8	2.84	5	62	0.17	151	10	47	10
JM RC-43-07	408	410	109829	EXT	0.14	0.8	8.67	141	318	1.8	2	0.21	0.5	41	58	2380	3.04	2.19	0.15	27	62	0.84	41	2850	88	4.42	38	437	0.19	161	10	22	10
JM RC-43-07	410	412	109830	EXT	0.104	0.7	6.44	40	440	1.1	2	0.13	0.5	17	40	1988	2.25	2.53	0.17	45	98	0.27	17	1528	18	2.22	5	234	0.23	98	10	13	10
JM RC-43-07	412	414	109831	EXT	0.033	0.5	5.78	39	370	0.8	2	0.05	0.5	14	6	844	2.45	2.33	0.12	47	110	0.17	11	480	21	2.15	5	118	0.07	30	10	11	10
JM RC-43-07	414	416	109832	EXT	0.033	0.5	5.91	41	340	0.8	2	0.06	0.8	18	8	864	2.32	2.02	0.12	38	118	0.15	7	430	18	2.08	8	104	0.06	31	10	13	20
JM RC-43-07	416	418	109833	EXT	0.048	0.5	5.42	38	210	0.8	2	0.04	0.5	13	6	844	2.8	1.46	0.11	60	108	0.18	4	570	73	2.24	10	116	0.08	27	10	10	20
JM RC-43-07	418	420	109834	EXT	0.056	0.5	6.32	48	400	0.8	2	0.08	0.7	12	6	1230	2.42	1.41	0.15	42	43	0.17	7	780	10	2.1	8	145	0.06	38	10	13	20
JM RC-43-07	420	422	109836	EXT	0.14	1.3	7.27	54	430	1.1	3	0.11	0.5	15	8	3400	2.43	2.03	0.22	50	41	0.24	4	880	13	2.13	8	150	0.06	60	10	29	30
JM RC-43-07	422	424	109838	ORG	0.129	1.2	7.88	44	280	1.1	2	0.08	0.5	15	10	3030	2.85	2.36	0.21	64	108	0.26	10	910	17	2.44	8	214	0.11	77	10	27	20
JM RC-43-07	424	426	109839	EXT	0.119	0.8	6.1	30	610	1.2	2	0.07	0.5	11	9	3190	2.42	2.47	0.22	44	68	0.29	9	910	25	2.32	5	221	0.09	68	10	31	20
JM RC-43-07	426	428	109838	EXT	0.124	0.5	7.61	113	540	0.8	2	0.08	0.5	8	9	3420	2.28	2.37	0.27	88	65	0.26	8	470	18	1.78	5	254	0.11	75	10	30	30
JM RC-43-07	428	430	109840	EXT	0.11	0.8	8.18	51	480	1	2	0.04	1.3	12	13	2870	2.07	2.08	0.25	43	63	0.4	9	480	14	1.56	5	148	0.1	78	30	22	20
JM RC-43-07	430	432	109841	EXT	0.103	0.7	7.14	54	580	0.8	2	0.04	0.5	10	8	2450	2.41	2.2	0.32	48	116	0.33	4	870	17	2.01	6	212	0.08	40	10	24	20
JM RC-43-07	432	434	109842	EXT	0.107	0.5	7.68	61	540	1	2	0.06	0.7	8	9	2770	2.56	2.14	0.42	48	118	0.31	8	880	17	1.87	5	241	0.11	64	10	38	30
JM RC-43-07	434	436	109843	EXT	0.157	1	6.38	38	960	1.3	2	0.05	0.8	11	11	3340	2.84	1.88	0.76	101	57	0.32	10	740	18	1.8	5	180	0.14	87	10	43	20
JM RC-44-07	0	2	109844	EXT	0.015	0.6	7.58	30	860	1.7	3	1.48	1.7	10	17	174	3.06	2.58	0.76	882	7	2.3	12	870	45	0.22	5	258	0.38	68	10	148	60
JM RC-44-07	2	4	109845	EXT	0.008	0.5	7.84	15	838	1.8	2	1.78	2.1	6	17	67	2.85	2.47	0.78	783	6	2.44	13	880	38	0.08	4	288	0.27	68	10	153	20
JM RC-44-07	4	6	109846	EXT	0.024	0.5	7.88	10	878	1.4	2	2.83	1.3	15	8	44	3.47	2.5	0.96	658	5	2.48	15	700	30	0.01	5	363	0.3	77	30	168	10
JM RC-44-07	6	8	109847	EXT	0.006	0.5	7.57	15	888	1.5	2	1.84	2.8	18	7	95	2.98	3.41	0.7	532	6	2.37	12	810	23	0.02	5	371	0.25	68	16	166	10
JM RC-44-07	8	10	109848	EXT	0.007	0.5	7.48	5	868	1.4	2	2.58	1	15	8	48	3.32	2.58	0.85	628	5	2.56	18	880	21	0.01	5	374	0.31	76	30	172	10
JM RC-44-07	10	12	109849	EXT	0.007	0.5	7.31	12	630	1.5	3	1.88	2.4	6	4	41	2.98	2.46	0.72	583	3	2.38	12	640	19	0.01	5	333	0.27	71	10	138	10
JM RC-44-07	12	14	109850	EXT	0.008	0.5	7.32	9	840	1.4	2	2.38	1.5	11	7	38	3.01	2.23	0.85	777	2	2.51	12	720	16	0.01	5	365	0.3	75	10	154	10
JM RC-44-07	14	16	109851	EXT	0.007	0.5	7.87	22	680	1.6	2	1.84	3.6	12	4	48	3.07	2.46	0.78	530	4	2.38	16	710	67	0.02	5	340	0.26	71	10	213	10
JM RC-44-07	16	18	109852	EXT	0.007	0.5	7.54	22	728	1.4	2	1.5	0.6	5	6	37	3.2	2.34	0.71	379	4	2.47	18	780	24	0.35	5	332	0.2	67	10	88	10
JM RC-44-07	18	20	109853	EXT	0.006	0.5	7.41	16	680	1.4	2	1.4	0.5	5	7	40	2.86	2.57	0.76	320	3	2.51	18	630	20	0.32	5	327	0.2	70	10	64	10
JM RC-44-07	20	22	109854	EXT	0.006	0.5	8.06	21	720	1.6	2	1.58	0.6	4	5	38	3.24	2.47	0.77	321	4	2.61	8	710	15	0.19	5	358	0.19	70	10	67	10
JM RC-44-07	22	24	109855	EXT	0.006	0.5	7.87	37	880	1.5	2	1.12	0.5	5	6	38	3.13	2.58	0.6	245	5	2.24	8	800	23	0.18	5	319	0.18	72	10	100	10
JM RC-44-07	24	26	109856	ORG	0.006	0.5	7.85	28	730	1.8	2	1.48	0.9	7	6	45	3.08	2.43	0.63	404	3	2.98	11	640	17	0.05	5	349	0.21	72	10	84	10
JM RC-44-07	26	28	109858	EXT	0.008	0.5	7.82	28	710	1.5	2	1.44	1.5	8	6	42	3.1	2.33	0.7	488	5	2.4	10	700	38	0.37	5	329	0.21	68	10	115	40
JM RC-44-07	28	30	109859	EXT	0.006	0.5	7.88	26	680	1.5	2	1.24	1.2	10	6	47	3.18	2.38	0.7	388	3	2.33	8	670	38	0.07	5	330	0.2	88	10	123	10
JM RC-44-07	30	32	109860	EXT	0.009	0.5	7.25	16	700	1.4	2	1.89	0.5	5	6	91	2.8	2.22	0.48	165	3	2.32	8	540	21	0.45	5	280	0.14	67	10	78	10
JM RC-44-07	32	34	109861	EXT	0.008	0.5	7.48	36	780	1.4	2	0.94	0.5	4	6	30	2.95	2.48	0.6	181	3	2.4	7	500	28	0.18	5	265	0.14	63	10	72	10
JM RC-44-07	34	36	109862	EXT	0.007	0.5	6.33	37	730	1.8	2	0.88	0.4	8	6	38	3.01	1.67	0.64	202	4	2.97	6	480	24	0.4	5	325	0.14	72	10	61	20
JM RC-44-07	36	38	109863	EXT	0.011	0.5	6.43	41	710	1.8	2	1.12	0.5	8	6	53	3.07	1.8	0.71	316	5	2.64	7	430	15	0.05	5	362	0.22	75	10	64	10
JM RC-44-07	38	40	109864	EXT	0.015	0.5	7.08	72	680	1.4	2	0.58	0.5	2	5	60	3.33	2	0.38	79	3	2.23	4	470	68	0.95	5	288	0.17	63	10	98	20
JM RC-44-07	40	42	109865	EXT	0.015	0.5	7.79	42	700	1.4	2	0.58	0.6	4	5	60	3.11	1.92	0.38	79	3	2.24	5	540	34	0.48	5	265	0.18	60	10	54	30
JM RC-44-07	42	44	109866	EXT	0.016	0.5	7.98	28	780	1.4	2	0.64	0.5	5	4	44	2.85	1.7	0.43	71	3	2.51	4	400	27	1.03	5	281	0.13	58	10	30	10
JM RC-44-07	44	46	109867	EXT	0.02	0.5	7.98	54	710	1.4	2	0.57	0.5	5	5	44	3.58	1.48	0.40	123	3	2.51	4	600	28	0.78	5	273	0.12	58	10	44	10
JM RC-44-07	46	48	109868	EXT	0.016	0.5	8	26	720	1.4	2	0.93	0.5	4	5	56	2.78	1.88	0.52	151	3	2.94	7	518	28	1.24	5	331	0.14	57	10	33	10
JM RC-44-07	48	50	109869	EXT	0.007	0.5	7.57	23	620	1.4	2	0.38	0.5	3	7	31	2.88	1.7	0.52	74	3	2.29	5	800	32	0.77	5	307	0.1	45	10	37	10
JM RC-44-07	50	52	109870	EXT	0.034	0.5	7.98	30	610	1.4	2	0.44	0.5	4	4	48	2.08	1.42	0.45	106	3	2.31	6	480	36	0.87	5	233	0.12	48	10	42	10
JM RC-44-07	52	54	109871	EXT	0.027	0.5	7.95	88	738	1.4	2	0.57	0.5	6	8	42	2.09	1.78	0.40	103	4	2.48	6	482	36	1.24	5	270	0.1	48	10	38	10
JM RC-44-07	54	56	109872	EXT	0.014	0.5	4.04	30	738	1.5	3	0.81	0.5	4	5	67	2.76	1.81	0.40	188	4	2.47	6	430	38	0.52	5	335	0.18	67	10	58	10
JM RC-44-07	56	58	109873	EXT	0.014	0.5	7.98	28	580	1.4	2	0.88	0.5	4	6	148	2.7	1.77	0.53	143	4	2.24	7	380	48	0.34	5	248	0.17	63	10	63	10
JM RC-44-07	58	60	109874	EXT	0.008	0.5	7.88	5	678	1.5	3	1.55	0.5	14	10	102	2.55	1.44	0.67	332	3	2.81	11	400	26	0.14	6	407	0.22	68	10	76	10
JM RC-44-07	60	62	109875	EXT	0.006	0.6	8	13	880	1.5	2	1.41	0.5	6	7	66	2.7	1.56	0.73	307	4	2.58	8	620	27	0.06	5	388	0.22	68	10	73	10
JM RC-44-07	62	64	109876	EXT	0.008	0.5	7.74	63	700	1.3	2	0.65	0.5	4	8	84	2.26	1.68	0.88	223	4	2.3	6	440	33	0.22	5	304	0.21	85	10	88	10
JM RC-44-07	64	66	109877	EXT	0.013	0.5	7.38	40	638	1.3	2	0.76	0.5	7	7	71	2.08	1.06	0.57	183	3	2.3	6	390	35	0.53	5	265	0.18	83	10	53	10
JM RC-44-07	66	68	109878	EXT	0.008	0.8	8	12	680	1.4	2	1.32	0.5	6	7	71	2.9	1.63	0.73	478	3	2.52	7	420	31	0.23	5	355	0.23	88	10	83	10
JM RC-44-07	68	70	109879	EXT	0.012	0.5	7.88	13	700	1.4	2	1.17	0.5	6	8	91	2.77	1.78	0.74	320	3	2.54	8	480	38	0.6	5	337	0.18	85	10	84	10
JM RC-44-07	70	72	109880	EXT	0.01	0.5	4.06	88	540	1.4	2	0.75	0.5	6	5	80	2.78	1.84	0.62	281	3	2.1	8	380	35	0.3	5	254	0.2	67	10	78	20
JM RC-44-07	72	74	109881	ORG	0.01	0.5	8.54	170	580	1.5	2	0.64	0.6	4	8	82	2.84	1.79	0.52	227	3	1.88	10	480	61	0.41	28	272	0.24	71	10	108	10
JM RC-44-07	74	76	109883	EXT	0.005	0.5	8.38	33	680	1.5	2	2.06	0.5	12	8	98	3.04	1.81	0.65	636	3	3.58	8	640	28	0.07	5	414	0.3	78	10	130	10
JM RC-44-07	76	78	109884	EXT	0.007	0.5	8.67	66	820	1.3	2	1.83	0.5	10	7	98	2.78	1.54	0.67	505	2	2.2	8	650	35	0.18	5	325	0.27	71	10	120	10
JM RC-44-07	78	80	109885	EXT	0.009	0.5	7.57	14	630	1.4	2	2.27	0.5	30	11	78	2.96	1.58	0.62	748	4	2.6	15	680	18	0.01	5	378	0.38	73	30	147	10
JM RC-44-07	80	82	109886	EXT	0.004	0.5	7.88	8	610	1.4	2	2.07	0.6	13	6	97	2.63	1.81	0.78	587	5	2.56	8	620	20	0.03	5	391	0.28	72	10	125	10
JM RC-44-07	82	84	109887	EXT	0.009	0.5	7.88	11	680	1.4	2	1.98	0.5	9	7	48	2.67	1.61	0.53	583	4	2.84	10	610	24	0.08	5	413	0.28	70	10	108	10
JM RC-44-07	84	86	109888	EXT	0.012	0.6	8.42	12	680	1.6	2	2.22	0.6	18	8	72	3.03	1.86	0.57	808	5	2.73	11	640	30	0.02	6	421	0.3	73	30	125	10
JM RC-44-07	86	88	109889	EXT	0.006	0.5	4.02	11	678	1.3	2	1.78	0.5	12	7	88	2.79	1.88	0.63	688	4	2.38	8	580	30	0.11	5	349	0.27	68	10	148	10
JM RC-44-07	88	90	109890	EXT	0.007	0.5	6.18	18	680	1.5	2	1.78	0.5	8	7	58	2.78	1.98	0.65	517	4	2.4	18	680	27	0.11	5	383	0.25	70	10	128	10
JM RC-44-07	90	92	109891	EXT	0.008	0.4	9.2	9	680	1.4	2	1.78	0.8	7	6	56	2.64	1.77	0.54	588	5	2.48	9	640	30	0.08	5	372	0.28	75	10	128	10
JM RC-44-07	92	94	109892	EXT	0.011	0.5	7.97	21	680	1.4	2	1.98	0.7	4	7	57	2.77	1.88	0.75	584	4	2.44	7	710	32	0.22	5	381	0.28	72	10	116	10
JM RC-44-07	94	96	109893	EXT	0.008	0.5	6.38	8	718	1.5	2	2.11	0.6	8	7	52	3.26	1.82	0.95	731	3	2.78	9	850	34	0.04	5	424	0.32	81	10	137	10
JM RC-44-07	96	98	109894	EXT	0.01	0.5	12.25	18	1250	2.7	2	4.1	1.5	17	15	188	5.70	2.06	1.1	1639	8	5.58	18	1330	53	0.03	5	705	0.38	147	10	329	20
JM RC-44-07	98	100	109895	EXT	0.008	0.5	6.02	5	880	1.5	2	2.28	0.8	10	7	84	3.15	1.83	0.88	688	3	2.73	8	700	26	0.02	5	388	0.31	79	10	173	10
JM RC-44-07	100	102	109896	EXT	0.008	0.5	8.8	7	780	1.8	2	2.02	0.8	6	8	81	3.16	1.72	0.81	723	6	2.88	8	780	38	0.07	5	433	0.3	79	10	144	10
JM RC-44-07	102	104	109897	EXT	0.016	0.5	7.88	11	880	1.5	2	2.9	2	16	181	164	3.66	1.88	1.52	1798	6	2.4	68	1010	40	0.05	5	381	0.43	116	10	302	20
JM RC-44-07	104	106	109898	EXT	0.028	0.5	4.04	23	818	1.6	2	3.58	4.7	29	88	241	5.95	1.47	2.81	3088	20	2.48	52	1780	37	0.11	5	376	0.68	188	10	571	20
JM RC-44-07	106	108	109899	EXT	0.028	0.5	4.38	5	880	1.3	2	2.42	1.6	30	28	241	4.37	2.4	1.57	1840	12	2.8	18	880	38	0.23	5	378	0.44	121	10	415	10
JM RC-44-07	108	110	109900	EXT	0.023	0.5	4.02	6	480	1.1	3	3.77	3.8	30	66	282	5.06	1.81	2.8	3040	8	3	41	1178	28	0.15	5	441	0.6	171	10	422	10
JM RC-44-07	110	112	109901	ORG	0.01	0.5	7.84	5	480	1.8	2	4.8	2.6	32	100	178	5.5	1.12	2.98	3400	3	2.57	48	1380	24	0.1	5	381	0.61	173	10	561	10
JM RC-44-07	112	114	109903	EXT	0.012	0.5	8.11	23	578	1.4	2	3.88	7.1	30	102	178	5.35	1.18	2.7	3180	8	2.48	50	1480	30	0.03	5	365	0.6	172	10	536	20
JM RC-44-07	114	116	109904	EXT	0.011	0.5	8.25	17	580	1.3	3	3.96	6	41	105	188	5.63	1.17	2.64	3330	5	2.42	52	1500	44	0.08	5	376	0.63	178	10	720	10
JM RC-44-07	116	118	109905	EXT	0.016	0.5	8.13	7	530	1.2	2	4.18	5	38	103	188	5.56	1.4	2.65	3430	2	2.14	46	1440	44	0.07	5	310	0.62	175	10	873	10
JM RC-44-07	118	120	109906	EXT	0.021	0.5	7.76	11	580	1.3	4	4.03	5.7	28	90	196	5.28	1.38	2.93	3500	5	1.87	44	1380	38	0.08	5	287	0.6	172	10	881	10



HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-44-07	120	122	100007	EXT	0.026	0.5	7.66	9	540	1.2	4	3.46	6.0	28	90	304	5.30	1.34	2.76	3330	10	2.08	47	1370	33	0.04	5	307	0.57	188	10	888	10
JM RC-44-07	122	124	100008	EXT	0.022	0.5	8.11	9	550	1.2	4	3.64	8.0	30	105	280	5.47	1.21	2.67	4450	4	1.88	54	1380	25	0.12	5	343	0.58	188	10	1070	10
JM RC-44-07	124	126	100009	EXT	0.014	0.5	8.16	11	520	1.2	2	4.30	6.5	46	102	175	5.45	1.18	2.64	5540	4	1.8	54	1410	30	0.08	5	371	0.61	175	10	617	10
JM RC-44-07	126	128	100010	EXT	0.02	0.5	7.83	16	570	1.3	2	3.45	4.3	32	87	177	5.15	1.25	2.45	3580	5	1.87	46	1340	32	0.03	5	302	0.58	182	10	744	10
JM RC-44-07	128	130	100011	EXT	0.018	0.4	7.78	20	580	1.3	2	3.50	3.8	37	89	188	5.45	1.17	2.42	2880	6	1.71	43	1390	58	0.02	5	284	0.57	182	10	629	10
JM RC-44-07	130	132	100012	EXT	0.012	0.5	8.27	8	480	1.2	2	4.8	3.1	27	102	100	5.30	1.03	2.82	3850	3	1.86	50	1420	16	0.08	5	371	0.61	172	10	535	10
JM RC-44-07	132	134	100013	EXT	0.03	0.5	7.80	5	500	1.1	2	4.08	1.8	31	100	249	5.05	1.08	2.73	2110	7	1.98	51	1380	18	0.25	5	388	0.58	178	10	464	10
JM RC-44-07	134	136	100014	EXT	0.010	0.5	7.62	6	580	1.1	3	3.76	2	27	102	141	5.46	1.15	2.88	2370	5	2.14	48	1380	12	0.21	5	340	0.58	188	10	575	10
JM RC-44-07	136	138	100015	EXT	0.02	0.5	7.91	5	580	1.1	2	3.75	2.6	31	101	126	5.57	1.29	3.02	2890	4	2.17	48	1400	16	0.13	5	342	0.58	164	10	514	10
JM RC-44-07	138	140	100016	EXT	0.022	0.5	8.35	5	690	1.5	2	3.43	2.2	20	81	184	4.41	2.30	2.08	2070	6	2.88	31	1110	20	0.22	5	377	0.40	127	10	472	10
JM RC-44-07	140	142	100017	EXT	0.017	0.5	8.06	5	440	1.4	2	3.07	2.4	21	43	124	4.77	1.43	2.48	3200	3	2.21	41	1250	12	0.23	5	298	0.54	147	10	786	10
JM RC-44-07	142	144	100018	EXT	0.035	0.6	7.63	5	780	1.3	2	3.15	1.8	19	88	198	4.7	1.88	2.14	2280	6	1.94	36	1100	17	0.12	5	283	0.48	130	10	498	10
JM RC-44-07	144	146	100019	EXT	0.044	0.6	7.66	9	480	1.4	3	3.08	2.2	25	102	298	5.53	1.54	2.77	3010	14	1.71	48	1430	25	0.08	5	247	0.58	188	10	700	10
JM RC-44-07	146	148	100020	EXT	0.047	0.5	8.45	9	440	1.4	2	4.07	3.1	29	108	327	5.88	1.37	3.13	3380	17	2.04	53	1530	25	0.08	6	311	0.62	174	10	588	10
JM RC-44-07	148	150	100021	EXT	0.022	0.5	8.30	12	400	1.3	2	4.54	2.1	23	108	173	5.35	1.81	3.13	3480	6	1.64	50	1520	21	0.02	5	331	0.6	172	10	573	20
JM RC-44-07	150	152	100022	EXT	0.030	0.6	8.12	5	430	1.3	2	4.53	3.1	29	118	252	6.08	1.42	2.86	3570	10	1.8	52	1480	21	0.13	5	311	0.8	164	10	868	80
JM RC-44-07	152	154	100023	EXT	0.030	0.5	7.87	38	470	1.4	2	4.23	3.7	24	183	317	5.84	1.23	2.85	3400	6	1.71	44	1470	28	0.35	5	273	0.58	188	10	704	10
JM RC-44-07	154	156	100024	EXT	0.044	0.7	8.17	67	380	1.8	2	1.88	3.1	24	88	305	5.82	1.27	2.38	2110	17	0.82	43	1440	87	0.18	5	220	0.48	158	10	588	10
JM RC-44-07	156	158	100025	ORG	0.027	0.5	8.14	7	390	1.2	2	4.64	2.1	23	107	202	5.30	0.7	3.04	3020	7	1.7	47	1450	16	0.12	5	301	0.6	170	10	542	10
JM RC-44-07	158	160	100027	EXT	0.034	0.6	8.02	10	380	1.3	1	4.31	2.5	38	182	331	5.58	1.81	3	2838	18	1.64	48	1410	13	0.38	5	318	0.56	164	10	553	10
JM RC-44-07	160	162	100028	EXT	0.041	0.5	8.25	7	600	1.4	3	4.27	3.3	28	108	377	5.38	1.71	3.86	3790	18	2.21	47	1500	20	0.34	5	388	0.61	175	10	743	10
JM RC-44-07	162	164	100029	EXT	0.034	0.5	8.56	13	340	1.5	2	4.22	3.1	25	48	254	5.22	1.81	2.86	2838	11	2.18	48	1560	20	0.12	5	333	0.64	174	10	809	10
JM RC-44-07	164	166	100030	EXT	0.055	0.6	8.86	22	350	1.7	2	2.94	3.6	32	97	441	5.54	1.58	2.54	2300	25	2.28	38	1400	44	0.47	5	285	0.64	163	10	706	10
JM RC-44-07	166	168	100031	EXT	0.067	0.7	8	16	400	1.8	2	3.41	4.8	41	184	446	10.1	2.31	2.82	3238	28	1.11	75	1500	18	0.5	5	144	0.61	172	10	811	20
JM RC-44-07	168	170	100032	EXT	0.08	0.7	6.3	13	450	3.3	2	3.34	4.3	38	112	488	7.1	1.45	2.58	2830	17	1.57	80	1800	51	0.48	5	178	0.61	165	10	747	20
JM RC-44-07	170	172	100033	EXT	0.064	1.1	8.11	25	530	1.2	2	0.84	1.1	10	10	330	4.25	1.45	0.27	538	22	2	11	800	304	0.83	5	158	0.21	25	10	198	20
JM RC-44-07	172	174	100034	EXT	0.031	0.8	6.9	26	220	1.2	3	0.74	0.8	6	7	754	2.75	1.32	0.25	417	14	3.78	8	730	41	0.48	5	87	0.2	18	10	135	10
JM RC-44-07	174	176	100035	EXT	0.033	0.9	7.82	33	300	1.5	4	1.2	1.4	15	18	706	3.03	1.58	0.75	443	14	3.6	15	580	41	0.08	5	117	0.27	38	10	236	10
JM RC-44-07	176	178	100036	EXT	0.030	0.7	8.04	51	370	1.8	2	0.80	1.2	7	48	402	3.54	1.74	0.88	641	52	1.88	14	660	31	1.1	5	112	0.28	47	10	185	10
JM RC-44-07	178	180	100037	EXT	0.01	0.5	7.02	10	380	1	2	0.12	0.5	1	18	44	1.58	2.07	0.18	88	138	0.54	5	850	22	0.5	5	84	0.11	30	10	25	10
JM RC-44-07	180	182	100038	EXT	0.017	0.5	7	37	230	1.2	2	0.44	0.7	6	13	180	2.19	1.48	0.36	310	107	2.4	8	540	31	0.73	5	63	0.2	25	10	88	20
JM RC-44-07	182	184	100039	EXT	0.017	0.6	7.17	56	130	1.3	2	0.55	0.6	5	18	75	2.17	0.74	0.33	278	23	3.81	11	510	26	0.5	5	88	0.25	18	10	117	10
JM RC-44-07	184	186	100040	EXT	0.017	0.6	6.40	36	390	2.1	2	2.05	2.0	19	73	215	4.55	1.24	1.88	1885	14	2.67	33	1230	28	0.48	6	218	0.5	112	20	404	10
JM RC-44-07	186	188	100041	EXT	0.013	0.5	7.32	12	290	1.1	2	2.27	1.7	21	44	153	3.84	1.3	1.87	1890	28	1.37	24	1050	28	0.43	5	180	0.38	102	10	376	20
JM RC-44-07	188	190	100042	EXT	0.023	0.6	7.61	34	650	1.7	2	1.4	3.4	5	4	122	2.88	1.87	0.61	715	12	2.7	4	680	28	0.1	5	214	0.38	60	10	271	10
JM RC-44-07	190	192	100043	EXT	0.013	0.7	6.79	40	850	1.4	2	0.95	1.1	6	11	117	1.88	2.13	0.21	381	23	2.01	6	370	38	0.47	5	133	0.13	20	10	80	10
JM RC-44-07	192	194	100044	EXT	0.013	0.6	8.05	40	990	1.4	2	0.40	0.4	5	8	106	1.42	2.18	0.17	211	11	2.34	2	288	38	0.67	5	132	0.12	12	10	81	10
JM RC-44-07	194	196	100045	EXT	0.076	0.9	7.90	13	380	1.8	2	3.29	3.7	20	60	400	5.86	1.48	2.08	2100	11	2.57	16	1410	24	0.5	5	251	0.54	134	10	716	20
JM RC-44-07	196	198	100046	EXT	0.025	0.5	8	29	380	1.8	2	2.90	3.1	14	43	318	4.38	1.4	1.64	1630	11	2.48	23	1010	24	0.53	5	281	0.5	122	10	786	10
JM RC-44-07	198	200	100047	EXT	0.017	0.5	8.02	15	290	1.3	2	3.47	1.3	19	74	188	4.55	1.04	2.21	1070	17	1.74	34	1150	27	0.38	5	307	0.45	125	10	421	20
JM RC-44-07	200	202	100048	EXT	0.035	0.5	6.6	41	950	1.8	2	2.4	3	16	44	344	4.79	1.6	1.61	1650	12	3.52	32	1640	23	0.71	5	280	0.61	121	10	681	20
JM RC-44-07	202	204	100049	EXT	0.018	0.5	8.54	32	380	1.5	3	3.01	1.8	20	82	134	6.19	1.04	2.53	2380	10	1.92	42	1370	30	0.28	5	330	0.51	143	10	488	20
JM RC-45-07	0	2	100050	ORG	0.062	0.6	7.51	56	510	0.8	2	0.37	0.5	1	18	284	6.44	1.73	0.34	54	52	0.5	5	1390	13	0.73	5	134	0.18	151	10	19	20
JM RC-45-07	2	4	100052	EXT	0.041	0.5	8.05	25	380	0.8	2	0.24	0.5	1	20	136	4.88	2.1	0.36	32	32	0.57	6	1670	22	0.43	5	375	0.14	175	10	17	10
JM RC-45-07	4	6	100053	EXT	0.04	0.5	8.22	14	380	0.7	2	0.10	0.5	1	19	117	4.5	1.77	0.5	36	48	0.44	6	1330	19	0.3	5	383	0.19	190	10	17	10
JM RC-45-07	6	8	100054	EXT	0.026	0.6	8.02	12	510	0.6	2	0.10	0.5	1	18	118	5.37	1.74	1.01	56	13	0.46	10	1440	11	0.33	5	341	0.22	157	10	14	10
JM RC-45-07	8	10	100055	EXT	0.044	0.5	8.07	6	570	1.1	2	0.16	0.5	1	16	146	5.36	2.05	0.72	30	17	0.41	7	1500	12	0.35	5	404	0.21	185	10	11	10
JM RC-45-07	10	12	100056	EXT	0.046	2.3	8.01	16	880	0.4	2	0.10	0.5	1	16	209	5.22	2.15	0.88	32	28	0.47	6	1500	13	0.36	5	231	0.14	158	10	12	10
JM RC-45-07	12	14	100057	EXT	0.156	0.8	8.42	16	330	1.5	2	0.26	0.5	1	18	188	5.34	1.51	0.63	38	57	0.44	15	2180	4	0.43	5	180	0.18	162	10	14	10
JM RC-45-07	14	16	100058	EXT	0.08	0.5	8.62	31	550	1.1	2	0.25	0.5	1	17	334	5.06	1.6	0.79	34	150	0.43	15	2070	2	0.45	5	88	0.21	162	10	13	10
JM RC-45-07	16	18	100059	EXT	0.086	0.8	7.87	33	538	0.8	2	0.14	0.5	1	14	188	3.88	1.63	0.54	41	44	0.34	8	1300	6	0.44	5	156	0.16	114	10	11	10
JM RC-45-07	18	20	100060	EXT	0.102	0.6	5.54	17	1110	0.5	2	0.04	0.6	1	4	88	1.41	1.53	0.12	34	68	0.17	3	540	7	0.55	5	77	0.05	23	10	12	10
JM RC-45-07	20	22	100061	ORG	0.098	1.1	5.76	20	1020	0.5	2	0.04	0.5	1	4	26	1.04	1.72	0.1	40	54	0.16	3	478	8	0.61	5	136	0.05	22	10	11	10
JM RC-45-07	22	24	100062	EXT	0.09	1.2	7.08	41	880	0.7	2	0.11	0.5	1	6	32	2.05	1.86	0.15	45	71	0.21	3	1130	11	0.72	5	212	0.13	67	10	8	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11	65	3.79	2.13	0.25	27	62	0.24	1	1270	6	0.4	5	237	0.21	132	10	6	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	128	3.73	1.02	0.34	18	58	0.28	5	1150	3	0.37	5	178	0.15	128	10	7	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	167	4.77	2.08	0.5	28	77	0.38	7	1780	4	0.48	5	176	0.28	151	10	10	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	173	4.77	2.47	0.44	26	28	0.27	7	1110	8	0.94	5	128	0.25	137	10	10	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	140	4.42	2.12	0.31	30	47	0.26	8	1480	11	1.56	5	188	0.34	147	10	10	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	341	8.7	2.14	0.5	34	18	0.3	6	1410	6	2.38	5	148	0.25	151	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17	382	4.45	2.88	0.48	25	54	0.34	7	1380	8	1.22	5	175	0.27	138	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	618	4.52	2.72	0.32	17	83	0.37	6	1480	6	3.48	5	177	0.22	142	10	8	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11	880	4.79	2.63	0.23	30	20	0.37	6	1280	10	5.4	5	184	0.14	131	10	7	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	711	4.98	2.82	0.25	18	15	0.3	6	1180	4	4.88	5	148	0.19	128	10	7	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13	807	3.71	2.25	0.53	18	33	0.38	11	1250	4	1.93	5	141	0.18	127	10	7	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	1730	3.85	2.51	0.35	31	54	0.23	3	1036	7	2.62	5	146	0.15	107	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	354	3.45	1.47	0.08	41	87	0.08	6	340	14	3.13	5	72	0.04	28	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	1750	2.57	1.48	0.05	31	56	0.11	4	480	13	2.48	5	114	0.04	28	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	1470	3.02	1.54	0.07	38	179	0.1	4	450	18	2.58	6	108	0.04	24	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	812	3.07	1.58	0.07	43	57	0.1	5	410	18	2.78	5	150	0.03	28	20	12	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13	2370	3.74	2.58	0.28	25	82	0.21	7	810	13	2.65	7	328	0.23	102	10	10	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13	3130	4.18	2.78	0.27	38	20	0.2	7	880	12	3.67	5	302	0.17	108	10	8	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	474	3.12	2.47	0.14	34	22	0.11	5	280	8	2.8	5	73	0.04	22	10	12	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	1780	3.7	2.08	0.16	21	34	0.15	3	480	4	3.25	5	98	0.07	30	10	11	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	1670	3.81	3.04	0.16	45	43	0.14	3	480	7	3.25	8	108	0.08	27	10	11	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	781	2.8	3.8	0.15	15	13	0.15	4	400	5	2.38	6	85	0.08	24	10	7	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	1580	4.88	2.72	0.16	44	38	0.2	5	580	8	4.22	5	132	0.09	47	10	8	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	3780	5.44	2.88	0.24	30	34	0.23	8	840	8	4.97	5	235	0.18	100	10	12	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	2570	4.75	3.21	0.27	21	43	0.25	8	880	7	4.38	5	214	0.15	115	10	8	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14	1710	5.7	2.67	0.27	35	38	0.32	8	880	10	5.71	5	258	0.22	118	10	15	140
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18	886	5.88	2.45	0.33	34	31	0.35	12	970	17	5.32	5	273	0.21	128	10	11	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17	811	4.73	2.85	0.53	37	37	0.38	13	1000	17	3.64	5	306	0.23	127	10	14	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13	780	5.25	2.11	0.63	42	23	0.34	8	1370	24	3.88	5	734	0.25	132	10	17	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17	1100	4.11	2.58	0.46	32	53	0.5	18	1240	24	3.33	5	738	0.21	121	10	18	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	1480	6.08	2.71	0.41	38	58	0.28	14	950	18	3.08	5	383	0.21	126	10	15	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17	1440	4.06	2.16	0.6	48	48	0.33	18	1200	17	2.08	5	363	0.24	144	10	18	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18	1040	4.88	1.96	1.08	68	38	0.32	12	1150	12	2.82	5	181	0.27	138	10	24	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	21	1180	6.13	1.48	1.16	74	43	0.37	15	1100	20	2.75	5	143	0.29	146	10	36	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14	927	5.30	1.64	0.90	88	18	0.30	15	1240	17	3.57	5	143	0.31	146	10	28	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	1050	5.37	2.58	0.93	64	24	0.41	13	1180	16	2.87	5	128	0.28	143	10	28	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	17	1240	5.84	1.46	0.71	61	78	0.42	18	1050	14	2.38	5	138	0.28	131	10	18	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	1280	4.02	2.87	0.27	30	26	0.38	11	1130	15	3.75	5	188	0.2	101	10	11	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	1470	3.5	2.84	0.27	44	84	0.33	7	810	8	3.14	5	86	0.14	54	10	10	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	1210	2.82	1.83	0.23	33	61	0.3	7	780	8	2.5	5	81	0.15	50	10	11	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	1130	3.25	2.07	0.28	28	45	0.27	6	720	11	2.7	5	86	0.13	40	10	8	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	1290	3.08	2.12	0.3	38	73	0.27	14	880	12	2.38	5	76	0.15	85	10	12	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	1480	3.38	2.01	0.23	37	48	0.28	6	910	12	3.07	5	112	0.15	85	10	6	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	1270	3.25	3.05	0.24	42	24	0.27	6	840	18	2.95	5	98	0.13	83	10	6	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	1540	3.94	3.04	0.2	40	38	0.3	8	670	18	3.4	5	117	0.18	86	10	6	10
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	1840	2.98	2.47	0.18	36	37	0.2	7	880	14	2.78	5	74	0.11	45	10	7	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	132	2.42	1.71	0.08	51	55	0.13	4	300	18	2.19	5	88	0.05	14	10	4	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	140	3.08	1.38	0.05	67	61	0.18	4	380	17	3.48	5	144	0.06	23	10	9	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	220	2.91	1.71	0.07	51	42	0.22	5	380	18	3.32	5	80	0.05	28	10	10	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	863	2.98	2.37	0.11	44	68	0.15	5	380	14	2.88	5	64	0.08	28	10	7	20
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	386	3.31	1.94	0.06	46	65	0.18	4	380	28	3.53	5	67	0.05	23	10	6	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	1310	4.48	3.28	0.14	34	118	0.22	2	618	13	4.43	5	88	0.18	48	10	5	30
JM RC-45-07	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	1270	3.73	2.11	0.38	38	38	0.22	3	780	8	3.57	5	70	0.17	53	10	8	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm
JM RC-45-07	130	132	110018	EXT	0.114	0.5	7.82	87	460	0.8	2	0.07	0.5	10	5	1620
JM RC-45-07	132	134	110020	EXT	0.129	0.5	6.15	218	470	0.7	2	0.06	0.5	14	3	1800
JM RC-45-07	134	136	110021	EXT	0.040	0.6	6.04	32	400	0.6	2	0.06	0.5	11	3	842
JM RC-45-07	136	138	110022	EXT	0.080	0.5	6.77	84	250	0.8	2	0.07	0.5	16	8	1660
JM RC-45-07	138	140	110023	EXT	0.071	0.5	7.37	22	350	1.1	2	0.09	0.6	16	7	1750
JM RC-45-07	140	142	110024	EXT	0.088	0.5	7.65	17	318	1.1	2	0.07	0.5	12	7	2900
JM RC-45-07	142	144	110025	EXT	0.105	0.6	7.97	45	160	1.8	2	0.04	0.7	12	8	2280
JM RC-45-07	144	146	110026	ORG	0.080	0.5	6.96	76	130	0.8	2	0.08	0.5	15	8	1560
JM RC-45-07	144	146	110028	EXT	0.088	0.5	7.43	47	160	1.5	2	0.1	0.5	11	7	2560
JM RC-45-07	148	150	110029	EXT	0.076	0.5	7.65	39	150	1.4	4	0.1	0.5	17	7	1990
JM RC-45-07	150	152	110030	EXT	0.084	0.5	6.91	16	140	1.4	2	0.08	0.5	13	7	1940
JM RC-45-07	152	154	110031	EXT	0.051	0.6	7.02	109	178	1.3	2	0.09	0.5	11	8	1730
JM RC-45-07	154	156	110032	EXT	0.056	0.5	7.07	101	180	1.3	2	0.08	0.5	11	7	2090
JM RC-45-07	156	158	110033	EXT	0.086	0.5	6.40	245	370	1.3	4	0.07	0.5	11	8	1418
JM RC-45-07	158	160	110034	EXT	0.08	0.7	6.61	40	180	1.4	2	0.08	0.5	12	8	1080
JM RC-45-07	160	162	110035	EXT	0.137	0.7	6.06	191	270	1.4	2	0.1	0.5	17	18	2530
JM RC-45-07	162	164	110036	EXT	0.101	0.5	6.25	106	400	1.4	2	0.13	0.5	15	30	2110
JM RC-45-07	164	166	110037	EXT	0.058	0.5	9.44	77	370	1.7	2	0.14	0.5	15	27	1160
JM RC-45-07	166	168	110038	ORG	0.058	0.7	8.8	168	140	1.5	2	0.13	0.5	13	13	1880
JM RC-45-07	168	170	110040	EXT	0.073	0.8	7.35	104	160	1	2	0.08	0.5	18	7	1828
JM RC-45-07	170	172	110041	EXT	0.057	0.5	2.42	44	150	0.5	2	0.03	0.5	4	3	441
JM RC-45-07	172	174	110042	EXT	0.046	0.6	7.65	130	180	1.3	2	0.1	0.5	10	7	1080
JM RC-45-07	174	176	110043	EXT	0.071	0.7	6.13	75	160	1.7	2	0.11	0.5	16	7	1450
JM RC-45-07	176	178	110044	EXT	0.081	0.6	6.58	167	230	1.5	2	0.09	0.5	12	8	1910
JM RC-45-07	178	180	110045	EXT	0.085	0.6	7.54	16	240	1.2	2	0.08	0.5	13	6	1400
JM RC-45-07	180	182	110046	EXT	0.090	0.6	8.7	5	500	2	4	0.09	0.5	12	7	2120
JM RC-45-07	182	184	110047	EXT	0.06	0.5	4.78	8	610	2.3	2	0.12	0.5	16	10	1880
JM RC-45-07	184	186	110048	EXT	0.090	0.7	6.06	36	110	1.5	2	0.1	0.5	15	6	1420
JM RC-45-07	186	188	110049	EXT	0.115	0.5	8.83	5	370	2	2	0.13	0.5	16	7	1010
JM RC-45-07	188	190	110050	EXT	0.103	0.5	6.28	14	650	1.4	2	0.14	0.5	15	7	1580
JM RC-45-07	190	192	110051	EXT	0.064	0.6	8.01	122	210	1	2	0.11	0.7	30	10	1210
JM RC-45-07	192	194	110052	EXT	0.061	0.5	7.15	13	170	1.1	3	0.08	0.5	23	9	1150
JM RC-45-07	194	196	110053	EXT	0.093	0.5	6.4	34	290	1.4	2	0.08	0.5	14	29	1130
JM RC-45-07	196	198	110054	EXT	0.090	0.5	7.33	147	190	1.5	2	0.09	0.5	11	11	1820
JM RC-45-07	198	200	110055	EXT	0.109	0.7	7.96	118	420	1.5	2	0.08	0.5	11	11	1870
JM RC-45-07	200	202	110056	EXT	0.146	0.6	7.33	126	430	1.4	2	0.1	0.6	10	8	2310
JM RC-45-07	202	204	110057	EXT	0.108	0.5	7.38	179	280	1.6	2	0.08	0.6	10	10	2270
JM RC-45-07	204	206	110058	EXT	0.082	0.6	7.2	284	170	1.2	2	0.12	0.5	13	9	3030
JM RC-45-07	206	208	110059	EXT	0.064	0.4	7.08	401	100	0.8	2	0.1	0.5	20	15	2170
JM RC-45-07	208	210	110060	EXT	0.063	0.6	7.45	376	140	0.8	3	0.1	2.2	25	7	1820
JM RC-45-07	210	212	110061	EXT	0.08	0.5	6.10	466	180	1	2	0.11	0.8	17	8	2530
JM RC-45-07	212	214	110062	EXT	0.090	0.7	6.11	308	140	0.8	2	0.09	0.6	18	7	1460
JM RC-45-07	214	216	110063	ORG	0.087	0.5	7.24	243	280	0.6	3	0.03	0.5	23	7	1280
JM RC-45-07	216	218	110065	EXT	0.080	0.7	7.40	252	280	0.7	2	0.02	0.5	11	5	1900
JM RC-45-07	218	220	110066	EXT	0.066	0.7	7.21	115	300	0.7	2	0.02	0.6	14	6	1080
JM RC-45-07	220	222	110067	EXT	0.046	0.7	7	28	300	0.6	2	0.01	0.5	10	4	1080
JM RC-45-07	222	224	110068	EXT	0.056	0.5	7	34	540	0.6	2	0.02	0.5	8	5	1790
JM RC-45-07	224	226	110069	EXT	0.053	0.5	5.92	56	200	0.7	2	0.01	0.5	8	4	1170
JM RC-45-07	226	228	110070	EXT	0.080	0.6	7.22	63	300	0.8	2	0.01	0.5	8	5	1830
JM RC-45-07	228	230	110071	EXT	0.086	0.5	6.85	67	280	0.8	2	0.02	0.5	8	5	1650
JM RC-45-07	230	232	110072	EXT	0.08	0.7	7.31	78	220	0.7	2	0.03	0.5	6	5	3810
JM RC-45-07	232	234	110073	EXT	0.079	0.6	7.80	90	470	1.1	2	0.04	0.5	8	3	2540
JM RC-45-07	234	236	110074	EXT	0.108	0.6	7.64	82	270	1.6	2	0.08	0.5	11	4	3360
JM RC-45-07	236	238	110075	EXT	0.078	0.7	7.52	36	278	1.2	2	0.08	0.5	13	3	3020
JM RC-45-07	238	240	110076	EXT	0.034	0.8	6.98	26	180	0.4	2	0.02	0.5	12	5	987
JM RC-45-07	240	242	110077	EXT	0.026	0.5	5.86	21	180	0.7	3	0.03	0.5	18	5	675
JM RC-45-07	242	244	110078	EXT	0.036	0.5	6.80	75	380	0.6	2	0.03	0.5	8	4	1260
JM RC-45-07	244	246	110079	EXT	0.041	0.7	4.54	28	480	0.7	2	0.01	0.5	10	4	907
JM RC-45-07	246	248	110080	EXT	0.047	0.5	4.63	13	300	0.7	2	0.01	0.5	14	5	579
JM RC-45-07	248	250	110081	EXT	0.062	0.4	6.41	31	380	0.8	3	0.02	0.5	15	6	482
JM RC-45-07	250	252	110082	EXT	0.031	0.7	4.83	38	180	0.7	2	0.02	0.6	11	6	520
JM RC-45-07	252	254	110083	EXT	0.034	0.5	7.04	116	180	0.6	2	0.02	0.5	16	5	1200
JM RC-45-07	254	256	110084	EXT	0.116	0.5	7.40	380	190	0.6	2	0.03	3	18	5	1810
JM RC-45-07	256	258	110085	EXT	0.08	0.6	6.19	166	230	0.8	2	0.02	0.6	17	5	1750
JM RC-45-07	258	260	110086	ORG	0.06	0.5	6.01	78	410	0.7	3	0.01	0.5	15	4	1910
JM RC-45-07	260	262	110088	EXT	0.078	0.7	6.27	72	140	0.7	2	0.02	0.5	13	5	1370
JM RC-45-07	262	264	110089	EXT	0.044	0.5	6.86	227	290	0.8	2	0.05	0.8	17	7	845
JM RC-45-07	264	266	110090	EXT	0.048	0.5	7.35	108	190	1	2	0.02	0.6	8	4	1930
JM RC-45-07	266	268	110091	EXT	0.035	0.6	6.8	72	210	0.8	2	0.02	0.5	21	5	579
JM RC-45-07	268	270	110092	EXT	0.036	0.5	7.11	93	130	0.8	2	0.03	0.8	18	7	204
JM RC-45-07	270	272	110093	EXT	0.04	0.5	6.63	77	320	0.8	2	0.02	0.8	15	8	819
JM RC-45-07	272	274	110094	EXT	0.080	0.6	4.67	12	380	1	2	0.02	1.1	13	8	1170
JM RC-45-07	274	276	110095	EXT	0.030	0.5	5.32	12	330	0.7	2	0.01	1	14	3	313
JM RC-45-07	276	278	110096	EXT	0.030	0.5	6.8	74	440	0.8	2	0.03	1.5	14	8	990
JM RC-45-07	278	280	110097	EXT	0.08	0.5	6.85	37	900	1.2	2	0.03	0.5	12	8	430
JM RC-45-07	280	282	110098	EXT	0.058	0.5	6.77	58	430	1.1	2	0.04	0.7	13	8	1080
JM RC-45-07	282	284	110099	EXT	0.03	0.6	6.38	168	560	0.6	2	0.02	0.6	12	3	680
JM RC-45-07	284	286	110100	EXT	0.034	0.5	7.21	66	430	1.1	2	0.04	0.5	8	10	680
JM RC-45-07	286	288	110101	EXT	0.070	0.6	6.47	45	318	2	2	0.13	0.6	17	31	2140
JM RC-45-07	288	290	110102	EXT	0.086	0.5	6.17	64	350	0.8	2	0.05	0.5	8	4	1400
JM RC-45-07	290	292	110103	EXT	0.06	0.5	6.81	54	340	0.7	2	0.02	0.5	16	4	766
JM RC-45-07	292	294	110104	EXT	0.080	0.5	5.96	61	430	0.8	2	0.02	0.5	11	5	1080
JM RC-45-07	294	296	110105	ORG	0.057	0.5	5.80	54	710	0.7	2	0.03	0.6	16	3	781
JM RC-45-07	296	298	110107	EXT	0.138	0.6	5.5	187	190	0.6	2	0.04	0.5	15	9	2180
JM RC-45-07	298	300	110108	EXT	0.13	0.6	6.73	106	230	1	2	0.06	0.5	22	31	2480
JM RC-45-07	300	302	110109	EXT	0.062	0.7	6.61	201	470	0.7	2	0.05	0.6	17	15	1900
JM RC-45-07	302	304	110110	EXT	0.030	0.6	6.15	47	430	0.7	2	0.02	0.5	18	4	729
JM RC-45-07	304	306	110111	EXT	0.034	0.6	6.34	97	280	0.8	2	0.01	0.5	12	6	766
JM RC-45-07	306	308	110112	EXT	0.028	0.6	6.16	42	320	0.7	2	0.01	0.6	12	3	342
JM RC-45-07	308	310	110113	EXT	0.027	0.6	5.97	48	800	0.8	2	0.01	0.5	12	3	673
JM RC-45-07	310	312	110114	EXT	0.029	0.5	6.11	5	340	0.8	2	0.01	0.5	11	4	547
JM RC-45-07	312	314	110115	EXT	0.024	0.5	6.12	65	460	0.8	2	0.01	0.5	25	4	454
JM RC-45-07	314	316	110116	EXT	0.036	0.5	6.14	27	350	0.6	2	0.02	0.8	11	3	1028
JM RC-45-07	316	318	110117	ORG	0.062	0.6	6.35	16	440	1.2	2	0.02	2.2	8	6	1080
JM RC-45-07	318	320	110119	EXT	0.046	0.5	6.47	10	530	1	2	0.02	1.6	12	5	880
JM RC-45-07	320	322	110120	EXT	0.052	0.5	5.83	57	160	0.7	2	0.02	0.5	16	5	1000
JM RC-45-07	322	324	110121	EXT	0.033	0.6	5.27	42	420	0.4	2	0.01	0.5	13	5	980
JM RC-45-07	324	326	110122	EXT	0.06	0.6	5.7	83	410	0.6	2	0.01	0.5	12	5	643
JM RC-45-07	326	328	110123	EXT	0.057	0.5	5.85	101	380	0.6	2	0.02	0.5	22	8	1190
JM RC-45-07	328	330	110124	EXT	0.025	0.5	6.26	31	380	0.8	2	0.03	0.6	17	5	272
JM RC-45-07	330	332	110125	EXT	0.029	0.6	6.77	16	400	0.8	2	0.02	0.5	13	7	342
JM RC-45-07	332	334	110126	EXT	0.030	0.5	6.01	41	430	0.8	2	0.02	0.8	25	47	336
JM RC-45-07	334	336	110127	EXT	0.030	0.5	5	54	270	0.7	2	0.01	0.5	23	4	333
JM RC-45-07	336	338	110128	EXT	0.025	0.5	5.24	82	410	0.7	2	0.02	0.6	18	4	486
JM RC-45-07	338	340	110129	ORG	0.033	0.5	6.17	36	510	0.8	2	0.02	1	13	20	1060
JM RC-45-07	340	342	110131	EXT	0.038	1	6.32	37	210	1	2	0.04	2.4	14	28	1370
JM RC-45-07	342	344	110132	EXT	0.031	0.7	6.75	34	760	1	2	0.03	0.5	8	25	436

SAM	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
110018	4.11	3.07	0.28	41	43	0.27	8	820	4	3.88	5	88	0.13	54	10	7	20
110020	3.14	2.22	0.11	30	36	0.24	4	720	7	3.17	5	102	0.11	43	10	6	20
110021	3.43	2.44	0.15	29	60	0.2	1	700	7	3.48	5	75	0.12	47	10	5	30
110022	4.33	2.77	0.14	32	44	0.25	6	910	10	4.38	5	83	0.12	53	10	6	30
110023	4.19	2.72	0.33	32	23	0.32	3	880	13	4.25	5	46	0.14	57	10	193	30
110024	4.06	3.18	0.3	37	27	0.28	8	880	11	3.88	5	88	0.17	91	18	6	30
110025	4.46	2.26	0.25	31	63	0.40	6	870	4	4.44	5	133	0.16	48	10	5	20
110026	4.83	2.42	0.17	30	30	0.43	6	840	13	5.1	5	65	0.14	57	10	3	30
110028	3.90	2.64	0.29	34	61	0.59	5	830	6	3.85	5	77	0.17	57	18	6	40
110029	4.28	2.52	0.38	32	30	0.44	6	850	6	4.24	5	79	0.18	68	10	3	30
110030	3.79	2.27	0.24	31	65	0.38	12	800	6	3.67	5	79	0.15	50	18	8	40
110031	3.86	2.81	0.18	35	91	0.35	5	880	8	4.21	5	115	0.13	95	10	10	40
110032	3.67	2.59	0.2	34	37	0.33	3	780	5	3.86	5	74	0.12	61	10	10	60
110033	4.92	2.84	0.17	37	39	0.48	4	750	50	5.05	5	138	0.08	75	10	13	70
110034	3.42	2.19	0.2	28	19	0.35	4	650	5	3.63	5	108	0.12	91	10	5	30
110035	3.58	2.43	0.18	29	40	0.38	16	1100	2	3.07	5	202	0.18	87	10	7	20
110036	3.58	2.32	0.15	29	27	0.58	41	1290	2	4.38	5	77	0.3	130	10	10	10
110037	3.43	2.07	0.16	27	35	0.5	47	1300	3	3.8	5	58	0.08	108	10	10	10
110038	4.02	2.23	0.18	32	38	0.65	13	1230	11	4.88	5	158	0.18	81	10	5	30
110040	6.07	2.46	0.15	40	57	0.36	6	900	8	6.28	5	80	0.13	59	10	3	30
110041	1.41	1.24	0.06	12	35	0.18	3	290	2	1.41	5	19	0.05	20	10	3	40
110042	3.8	2.44	0.24	31	32	0.5	6	840	54	3.87	5	60	0.13	58	10	3	30
110043	4.72	3.14	0.23	34	36	0.57	6	1100	8	5.11	5	63	0.2	81	10	8	20
110044	4.72	3.05	0.22	33	62	0.43	7	860	8	4.67	5	65	0.12	78	10	5	30
110045	4.13	2.72	0.18	37	47	0.35	5	820	5	4.22	5	72	0.13	40	10	4	10
110046	3.40	2.47	0.22	36	111	0.45	12	880	2	3.46	5	78	0.14	68	10	8	10
110047	2.46	2.55	0.31	31	39	0.52	14	1050	3	2.38	5	96	0.2	71	10	13	10
110048	5.36	2.13	0.13	36	42	0.43	5	800	14	5.68	5	102	0.12	40	30	3	10
110049	4.2	2.71	0.2	31	45	0.62	13	1200	4	4.27	5	84	0.14	64	10	5	10
110050	3.87	2.08	0.27	33	27	0.47	8	1120	8	3.8	5	91	0.16	58	10	5	10
110051	6.14	2.28	0.23	49	61	0.33	8	1030	15	6.26	5	110	0.09	82	90	9	20
110052	4.64	2.62	0.24	37	71	0.27	8	840	3	4.72	5	47	0.13	53	70	4	10
110053	3.60	2.60	0.21	27	72	0.34	20	860	3	3.62	5	68	0.13	110	10	8	10
110054	2.67	1.95	0.14	29	31	0.5	6	620	3	3.2	5	108	0.14	64	10	5	10
110055	3.21	2.18	0.17	28	36	0.45	7	770	3	3.28	5	85	0.15	60	10	5	10
110056	2.8	1.98	0.18	33	136	0.4	8	600	3	2.88	5	71	0.19	55	10	6	10
110057	3.72	2.14	0.21	36	66	0.38	8	810	2	3.87	5	85	0.06	53	10	7	20
110058	3.45	1.97	0.25	41	61	0.32	10	900	18	3.7	5	86	0.14	95	10	7	30
110059	4.21	1.56	0.08	45	126	0.22	11	900	8	4.56	25	135	0.12	58	10	32	30
110060	4.83	1.6	0.13	45	174	0.26	4	810	16	4.2	6	128	0.12	57	10	88	30
110061	4.17	2.4	0.18	45	17	0.36	5	850	11	4.35	5	181	0.11	65	10	6	20
110062	4.52	2.65	0.14	44	78	0.23	7	880	18	4.78	14	215	0.13	93	10	26	30
110063	3.51	2.54	0.13	47	98	0.17	4	570	14	3.58	5	250	0.08	27	10	30	30
110065	3.2	2.67	0.16	37	98	0.15	5	480	5	3.28	5	122	0.08	22	10	15	20
110066	3.00	2.77	0.14	40	90	0.17	4	410	2	3.91	5	63	0.08	27	10	5	10
110067	2.64	2.58	0.15	30	57	0.11	3	310	4	2.3	5	30	0.08	19	10	4	10
110068	2.40	2.82	0.15	38	208	0.11	4	280	6	2.24	5	45	0.08	17	10	6	10
110069	2.40	2.41	0.11	32	56	0.14	3	316	4	2.65	5	51	0.07	14	10	4	10
110070	2.65	2.9	0.15	32	30	0.13	4	280	10	2.81	5	38	0.08	15	10	6	20
110071	2.46	2.75	0.14	33	79	0.13	4	270	4	2.63	5	34	0.08	14	10	5	20
110072	3.15	2.72	0.14	34	38	0.14	3	310	11	3.13	5	51	0.08	15	10	8	20
110073	3.48	2.83	0.15	30	37	0.16	3	440	4	3.25	5	75	0.08	24	10	4	20
110074	3.18	2.85	0.14	28	34	0.24	4	630	8	3.17	5	68	0.14	32	10	5	10
110075	3.71	2.86	0.15	30	46	0.16	4	650	8	3.81	5	90	0.13	28	10	5	10
110076	4.2	2.32	0.1	38	55	0.14	3	400	11	4.27	5	121	0.08	17	10	4	10
110077	3.43	1.95	0.07	33	66	0.09	3	280	8	3.65	5	110	0.06	13	10	2	10
110078	2.40	2.46	0.12	36	56	0.12	4	380	11	2.44	5	79	0.08	14	10	7	20
110079	3.36	2.34	0.11	33	80	0.1	2	230	7	3.28	5	61	0.04	14	20	5	20
110080	3.33	2.25	0.11	38	83	0.08	7	240	8	3.18	5	90	0.07	12	20	5	10
110081	5.37	1.7	0.08	45	58	0.12	4	380	8	5.54	5	101	0.05	15	20	5	20
110082	3.81	2.08	0.1	37	73	0.11	2	330	10	2.82	5	79	0.08	17	30	6	10
110083	3.31	2.64	0.13	32	71	0.12	5	330	8	3.17	6	40	0.08	18	20	3	10
110084	4.87	2.40	0.12	37	71	0.16	8	480	86	4.38	38	138	0.1	21	10	102	30
110085	3.79	2.23	0.11	51	60	0.07	5	270	16	3.58	5	88	0.07	19	10	28	20
110086	2.86	2.8	0.14	32	220	0.11	5	278	9	2.85	5	40	0.08	18	10	7	10
110088	4.06	2.25	0.11	47	164	0.08	4	330	4	3.88	5	83	0.07	11	30	7	20
110089	7	2.3	0.1	64	105	0.13	6	440	15	7.37	17	88	0.07	22	10	14	30
110090	3.57	2.72	0.14	54	93	0.1	3	370	5	3.88	5	82	0.08	18	10	3	30
110091	5.06	2.52	0.12	54	62	0.1	5	410	5	5	7	78	0.07	18	20	8	10
110092	4.25	2.2	0.1	41	88	0.1	6	470	27	4.71	5	93	0.08	20	20	18	10
110093	3.16	2.57	0.12	35	48	0.18	4	330	8	3.27	5	73	0.08	21	20	5	20
110094	3.24	2.85	0.15	32	37	0.08	5	310	6	3	5	61	0.08	20	20	7	20
110095	3.21	2.58	0.12	38	44	0.09	7	240	8	3.09	5	48	0.07	14	30	7	10
110096	4.08	2.84	0.13	39	38	0.15	5	420	22	4.02	5	124	0.08	40	10	12	20
110097	4.7	2.86	0.14	31	33	0.14	4	440	8	4.81	6	75	0.11	44	10	6	10
110098	3.5	2.85	0.16	28	66	0.15	10	410	5	3.46	4	61	0.11	45	10	6	10
110099	3.3	2.90	0.15	29	16	0.15	4	280	8	3.34	5	82	0.08	30	10	9	20
110100	4.37	3.82	0.18	28	25	0.17	7	510	8	4.58	6	84	0.11	46	10	11	20
110101	5.10	1.73	0.37	30	25	0.14	10	1080	16	5.53	8	102	0.14	128	10	15	10
110102	3.80	2.81	0.15	52	45	0.15	3	280	8	4.15	16	66	0.07	30	10	11	30
110103	4.31	2.64	0.11	50	21	0.17	3	270	12	4.56	10	85	0.08	28	10	13	20
110104	3.52	2.8	0.14	60	26	0.11	3	218	8	3.31	13	60	0.08	18	30	12	30
110105	3.80	2.73	0.14	60	111	0.11	5	220	8	3.67	5	53	0.08	17	30	18	10
110107	3.72	2.5	0.12	68	60	0.14	5	230	15	3.84	24	78	0.05	20	30	20	30
110108	4.83	2.84	0.17	38	67	0.31	26	670	12	5.32	11	83	0.18	86	10	10	20
110109	4.28	3.07	0.14	28	87	0.14	11	310	4	4.34	11	73	0.11	44	10	18	20
110110	4.27	2.78	0.12	40	28	0.11	5	240	6	4.15	9	56	0.07	15	20	7	10
110111	3.33	1.81	0.08	42	67	0.15	5	180	17	3.54	6	42	0.06	14	10	28	30
110112	3.4	2.14	0.1	37	42	0.12	5	200	11	3.88	4	37	0.08	13	10	12	10
110113	3.72	2.72	0.13	28	27	0.14	4	220	11	3.85	5	45	0.06	12	10	8	10
110114	3.15	2.86	0.18	28	33	0.1	1	210	5	3.07	5	43	0.07	13	10	6	10
110115	3.27	3.05	0.15	30	8	0.11	7	210	6	3.12	5	38	0.08	12	10	13	10
110116	2.93	2.87	0.14	29	25	0.13	4	220	8	2.63	5	41	0.07	15	10	12	10
110117	2.62	2.87	0.17	27	15	0.14	4	240	7	2.64	5	32	0.08	14	10	18	10
110119	2.65	2.57	0.18	36	40	0.14	4	280	3	2.84	5	66	0.07	17	40	9	10
110120	3.08	2.24	0.13	40	43	0.14	5	180	7	2.77	8	44	0.06	13	30	11	10
110121	3.1	2.98	0.11	91	32	0.11	4	170	6	2.76	8	57	0.06	10	30	14	10
110122	3.25	1.97	0.11	54	44	0.15	4	270	10	3.1	8	42	0.06	13	20	19	10
110123	3.17	2.79	0.12	40	46	0.18	5	320	8	3.28	5	76	0.08	18	10	11	10
110124	3.08	2.15	0.12	41	24	0.24	3	430	14	3.42	5	66	0.08	27	10	8	10
110125	3.3	3.06	0.14	36	27	0.16	5	250	4	3.22	5	28	0.08	17	20	13	10
110126	6.21	2.07	0.1	44	33	0.18	23	378	12	6.64	6	36	0.08	75	70	11	10
110127	6.36	2.47	0.08	50	24	0.13	4	200	7	6.74	8	21	0.05	12	30	12	10
110128	2.7	2.13	0.13	46	78	0.13	3	190	15	2.31	5	28	0.07	10	50	16	10
110129	3.81	2.1	0.15	64	41	0.17	5	270	12	2.88	5	41	0.08	23	10	16	30
110131	3.67	2.84	0.15	74	38	0.17	9	390	14	3.27	5	58	0.08	31	10	27	30
110132	2.41	2.85	0.17	53	21	0.18	9	300	7	2.14	5	44	0.1	28	10	11	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM RC-45-07	344	346	110133	EXT	0.029	0.6	7.6	34	700	1.5	2	0.04	0.5	4	11	800	2.3	2.91	0.26	40	13	0.19	4	290	10	2.17	5	43	0.1	24	10	15	20
JM RC-45-07	346	348	110134	EXT	0.033	0.6	7.42	36	670	1.5	2	0.03	0.5	7	9	929	2.31	2.90	0.24	37	50	0.18	4	280	6	2.2	5	43	0.08	23	10	10	20
JM RC-45-07	348	350	110135	EXT	0.03	0.5	7.12	27	400	1.5	2	0.03	0.5	8	9	918	2.77	2.83	0.23	38	32	0.17	4	330	7	2.88	5	44	0.08	22	10	11	20
JM RC-45-07	350	352	110136	EXT	0.036	0.6	7.06	43	330	1.4	2	0.02	0.5	13	7	1320	2.37	2.41	0.19	31	61	0.14	4	340	8	2.42	5	48	0.08	21	10	5	10
JM RC-45-07	352	354	110137	EXT	0.024	0.5	8.52	47	280	0.9	2	0.03	0.5	16	7	670	3.48	2.38	0.11	32	111	0.25	6	450	15	4.24	5	78	0.09	25	10	4	10
JM RC-45-07	354	356	110138	EXT	0.024	0.7	5.7	28	170	0.8	2	0.03	0.5	17	6	473	3.77	2.38	0.12	31	141	0.16	4	380	8	3.52	5	57	0.08	24	10	4	10
JM RC-45-07	356	358	110139	EXT	0.029	0.5	6.3	18	300	1.2	2	0.03	0.5	14	7	731	2.83	2.61	0.15	31	19	0.16	4	370	10	2.83	5	90	0.08	30	10	5	10
JM RC-45-07	358	360	110140	EXT	0.041	0.5	8.57	20	440	1.2	2	0.03	0.8	11	7	1010	2.45	2.99	0.17	29	177	0.18	4	380	3	2.41	5	33	0.09	28	10	6	10
JM RC-45-07	360	362	110141	EXT	0.043	0.6	8.46	75	320	1.1	2	0.05	0.5	13	5	1300	2.53	2.53	0.15	29	24	0.16	4	330	4	2.81	5	47	0.08	25	10	4	10
JM RC-45-07	362	364	110142	EXT	0.024	0.6	6	41	880	0.7	2	0.02	0.5	14	4	930	2.17	2.35	0.14	37	21	0.16	4	250	10	2.02	5	48	0.08	10	10	11	20
JM RC-45-07	364	366	110143	EXT	0.02	0.5	8.01	133	720	0.6	2	0.03	0.5	11	5	1040	1.81	2.44	0.14	35	28	0.15	3	280	12	1.79	5	37	0.08	18	10	8	20
JM RC-45-07	366	368	110144	EXT	0.019	0.9	7.07	206	280	0.7	2	0.08	0.5	18	6	1040	3.08	2.65	0.14	38	71	0.22	6	610	22	4.1	6	74	0.18	46	10	17	20
JM RC-45-07	368	370	110145	EXT	0.02	0.8	8.87	178	440	0.8	2	0.02	1.7	11	6	1070	2.58	2.40	0.14	34	25	0.17	4	310	24	2.85	7	61	0.09	17	10	24	20
JM RC-45-07	370	372	110146	EXT	0.126	0.6	6.15	28	380	1.7	2	0.08	0.5	17	3	1030	3.44	2.47	0.17	77	14	0.2	4	1010	13	3.82	5	147	0.28	111	10	8	10
JM RC-45-07	372	374	110147	EXT	0.023	0.6	8.01	234	218	1	3	0.02	0.5	15	4	1120	2.4	2.17	0.12	41	37	0.19	4	290	52	2.58	17	62	0.06	10	10	55	30
JM RC-45-07	374	376	110148	EXT	0.022	1	8.94	399	830	1.1	2	0.03	0.7	10	6	1790	2.12	2.5	0.17	37	53	0.17	4	330	42	2.33	18	63	0.07	12	10	108	40
JM RC-45-07	376	378	110149	ORG	0.024	0.6	5.98	331	418	0.7	2	0.03	0.5	12	5	1170	2.57	2.23	0.11	31	63	0.12	5	330	62	2.82	31	75	0.08	20	10	22	30
JM RC-45-07	378	380	110151	EXT	0.023	0.5	5.87	126	300	0.7	2	0.03	0.5	15	6	524	2.48	2.25	0.11	34	31	0.12	4	330	50	2.48	13	78	0.06	21	10	21	20
JM RC-45-07	380	382	110152	EXT	0.024	0.6	5.67	142	380	0.7	2	0.02	0.5	11	5	779	2.4	1.98	0.11	46	37	0.11	3	270	84	2.44	10	77	0.07	18	10	63	60
JM RC-45-07	382	384	110153	EXT	0.023	0.6	4.56	243	140	0.8	2	0.02	0.5	18	6	1430	3.75	2.1	0.12	40	28	0.16	4	280	114	4.83	22	64	0.05	14	10	58	210
JM RC-45-07	384	386	110154	EXT	0.015	0.5	6.01	147	200	0.6	2	0.02	0.5	12	4	640	2.43	2.12	0.1	36	18	0.14	3	280	47	2.04	7	78	0.07	18	10	51	30
JM RC-45-07	386	388	110155	EXT	0.051	0.6	5.2	68	420	0.6	2	0.03	0.5	14	6	1080	2.33	1.45	0.06	41	23	0.14	5	380	50	2.57	8	88	0.11	38	20	20	30
JM RC-45-07	388	390	110156	EXT	0.013	0.7	6.31	68	440	0.7	2	0.02	0.5	16	5	282	2.5	2.95	0.11	35	15	0.14	4	280	47	2.44	5	73	0.06	12	10	13	10
JM RC-45-07	390	392	110157	EXT	0.016	0.5	5.81	60	480	0.6	2	0.01	1.4	12	6	447	1.85	2.37	0.12	31	38	0.13	3	380	33	1.74	5	44	0.08	8	10	65	10
JM RC-45-07	392	394	110158	EXT	0.016	0.6	5.41	134	638	0.6	3	0.01	0.8	18	4	547	1.86	2.18	0.11	32	8	0.14	3	210	43	1.65	18	53	0.06	8	10	31	30
JM RC-45-07	394	396	110159	EXT	0.017	0.6	6.5	135	188	1.1	2	0.02	0.5	21	6	722	3.47	2.5	0.15	33	18	0.17	7	280	48	2.73	5	63	0.07	14	10	28	20
JM RC-45-07	396	398	110160	EXT	0.02	0.6	6.4	210	180	1.1	2	0.02	2.2	20	7	647	2.86	2.58	0.14	27	13	0.16	7	330	74	2.65	18	61	0.08	19	10	135	20
JM RC-45-07	398	400	110161	EXT	0.023	0.5	6.86	150	430	1.1	2	0.03	0.5	18	6	606	2.86	2.74	0.16	38	24	0.17	5	380	33	2.71	22	68	0.11	17	18	50	30
JM RC-46-07	0	2	110162	EXT	0.041	0.5	3.82	25	250	0.5	2	0.11	0.5	1	14	53	3.08	1.22	0.03	90	58	0.15	6	730	38	2.12	5	104	0.08	38	10	13	30
JM RC-46-07	2	4	110163	EXT	0.032	0.7	4.1	36	60	0.5	2	0.08	0.5	1	8	28	4.21	1.71	0.03	44	58	0.16	2	730	18	2.4	5	133	0.03	41	10	8	10
JM RC-46-07	4	6	110164	EXT	0.031	0.5	3.84	32	170	0.5	2	0.08	0.5	1	7	27	3.45	1.33	0.02	45	64	0.14	3	740	19	1.87	5	143	0.08	40	10	6	10
JM RC-46-07	6	8	110165	EXT	0.06	0.5	3.6	20	190	0.5	2	0.08	0.5	1	15	80	2.88	1.02	0.01	48	42	0.17	7	780	32	2.14	5	150	0.06	33	10	10	20
JM RC-46-07	8	10	110166	NEX	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!
JM RC-46-07	10	12	110167	NEX	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!	#VALUE!
JM RC-46-07	12	14	110168	EXT	0.017	0.5	3.05	25	90	0.5	2	0.04	0.5	2	18	70	2.81	0.78	0.01	57	44	0.12	5	440	27	2.84	5	121	0.02	19	10	8	30
JM RC-46-07	14	16	110169	EXT	0.024	0.6	3.4	12	70	0.5	2	0.04	0.5	14	23	588	3.01	0.98	0.03	78	46	0.09	15	380	31	4.44	5	167	0.02	14	20	14	20
JM RC-46-07	16	18	110170	EXT	0.031	1	3.7	40	60	0.6	2	0.03	0.5	19	10	562	4.86	0.85	0.03	78	126	0.11	9	410	21	6.04	5	127	0.02	24	30	20	20
JM RC-46-07	18	20	110171	EXT	0.037	0.5	2.95	70	90	0.6	2	0.02	0.9	12	10	413	4.19	0.88	0.01	38	101	0.09	8	410	25	5.1	5	93	0.02	25	10	12	10
JM RC-46-07	20	22	110172	EXT	0.029	0.6	2.88	24	90	0.5	2	0.02	0.5	7	10	735	4.51	0.71	0.01	60	74	0.08	7	360	26	4.83	5	84	0.01	22	10	14	10
JM RC-46-07	22	24	110173	EXT	0.023	0.5	3.41	18	70	0.5	2	0.02	0.5	18	10	425	3.83	0.78	0.01	78	52	0.1	12	400	23	4.35	5	100	0.03	24	10	14	10
JM RC-46-07	24	26	110174	ORG	0.026	0.5	3.22	22	80	0.6	2	0.02	0.5	12	8	327	4.5	0.79	0.02	105	61	0.06	8	380	24	4.82	5	83	0.03	30	10	14	10
JM RC-46-07	26	28	110176	EXT	0.02	0.5	3.88	33	60	0.5	2	0.02	0.5	13	8	533	3.47	0.83	0.01	74	54	0.11	11	380	21	3.94	5	106	0.04	23	10	13	20
JM RC-46-07	28	30	110177	EXT	0.016	0.6	2.98	28	70	0.6	2	0.02	0.8	8	8	128	2.82	0.88	0.01	32	98	0.08	6	340	28	3.54	5	127	0.02	15	10	14	20
JM RC-46-07	30	32	110178	EXT	0.019	0.5	3.04	23	90	0.5	2	0.03	0.5	8	8	158	4.02	0.52	0.01	62	104	0.1	7	370	29	4.74	5	147	0.02	15	10	13	20
JM RC-46-07	32	34	110179	EXT	0.025	0.6	3.6	30	60	0.5	2	0.02	0.6	8	8	261	3.46	0.62	0.01	94	115	0.13	7	380	32	4.82	5	146	0.02	24	10	14	20
JM RC-46-07	34	36	110180	EXT	0.033	0.5	4.08	32	60	0.5	2	0.03	0.5	10	15	212	3.40	1.21	0.02	85	72	0.16	18	440	18	4.94	5	143	0.04	42	10	11	20
JM RC-46-07	36	38	110181	EXT	0.052	0.5	6.13	48	70	0.6	2	0.08	0.5	11	22	441	4.82	1.62	0.02	38	48	0.2	18	780	32	6.71	5	162	0.08	65	10	11	20
JM RC-46-07	38	40	110182	EXT	0.101	0.5	6.79	203	40	0.5	2	0.05	0.5	17	20	925	5.33	1.84	0.05	33	88	0.16	13	880	11	7.05	6	178	0.08	100	10	6	10
JM RC-46-07	40	42	110183	EXT	0.073	0.5	6.98	205	70	0.5	2	0.07	0.5	30	28	1300	4.83	1.81	0.04	43	32	0.21	14	640	31	6.64	5	224	0.14	87	10	16	30
JM RC-46-07	42	44	110184	EXT	0.088	0.5	3.34	77	70	0.5	2	0.04	0.5	17	18	1880	4.34	0.53	0.01	58	85	0.16	15	530	24	5.42	5	147	0.08	47	30	12	20
JM RC-46-07	44	46	110185	EXT	0.078	0.5	2.12	100	54	0.6	2	0.02	0.5	18	11	1570	3.87	0.40	0.01	113	37	0.14	17	320	14	4.54	5	87	0.08	32	30	6	20
JM RC-46-07	46	48	110186	EXT	0.19	1.1	3.48	104	60	0.5	2	0.03	0.5	12	15	1880	5.37	0.82	0.02	62	47	0.19	12	410	23	6.24	5	124	0.08	42	40	6	20
JM RC-46-07	48	50	110187	EXT	0.134	0.5	7.98	13	48	0.5	2	0.08	0.5	17	27	972	5.19	2.44	0.11	52	21	0.1	13	1080	26	5.33	5	375	0.12	82	10	11	10
JM RC-46-07	50	52	110188	EXT	0.115	0.5	6.88	12	120	0.5	2	0.06	0.5	18	43	1880	3.84	2.56	0.16	17	30	0.13	17	930	13	4.12	5	234	0.16	118	10	10	10
JM RC-46-07	52	54	110189	EXT	0.173	0.5	6.78	11	290	0.5	2	0.1	0.5	11	46	1880	3.08	2.41	0.22	45	34	0.13	18	1080	25	3.67	5	256	0.2	104	10	12	10
JM RC-46-07	54	56	110190	EXT	0.167	0.5	6.23	6	190	0.6	2	0.06	0.5	15	34	1910	3.81	2.06	0.27	41	52	0.14	12	1100	18	3.61	5	426	0.17	118	10	16	10
JM RC-46-07	56	58	110191	EXT	0.133	0.5	6.42	8	130	0.6	2	0.06	0.5	16	68	1480	3.57	2.43	0.28	43	25	0.13	34	850	17	3.43	5	327	0.07	118	10	14	10
JM RC-46-07	58	60	110192	EXT	0.121	0.5	6.37	12	330	0.6	2	0.08	0.5	17	38	1340	4.3	2.27	0.40	30	22	0.1	16	840	22	2.85	5	166	0.17	114	10	24	10
JM RC-46-07	60	62	110193	EXT	0.084	0.5	4.2	11	400	0.5	2	0.08	0.5	15	28	1420	4.28	2.18	0.38	40	37	0.13	15	880	18	2.23	5	222	0.3	114	10	18	10
JM RC-46-07	62	64	110194	EXT	0.138	0.5	7.72	13	300	0.6	2	0.06	0.5	13	25	1200	3.4	2.08	0.17	10	14	0.18	11	770	14	3.48	5	131	0.27	108	10	8	10
JM RC-46-07	64	66	110195	EXT	0.092	0.8	6.24	18	40	0.5	2	0.05	0.5	14	13	1130	4.03	1.77	0.08	13	48	0.13	8	530	28	4.83	5	140	0.08	48	10	7	20
JM RC-46-07	66	68	110196	EXT	0.079	0.5	7.48	52	110	0.5	2	0.07	0.5	20	28	1480	5.02	2.36	0.15	22	32	0.12	19	780	24	5.44	5	148	0.15	114	10	11	40
JM RC-46-07	68	70	110197	ORG	0.114	0.5	7.42	10	100	0.5	2	0.07	0.5	30	23	1080	4.41	2.07	0.12	34	88	0.1	14	780	21	5.75	6	178	0.09	108	10	14	20
JM RC-46-07	70	72	110199	EXT	0.144	0.5	6.88	18	90	0.9	2	0.08	0.5	21	39	1520	4.98	1.42	0.05	29	51	0.1	24	1080	24	5.82	5	241	0.1	88	10	12	30
JM RC-46-07	72	74	110200	EXT	0.035	0.5	3.5	12	60	0.5	2	0.04	0.5	25	18	137	4.77	0.88	0.01	53	67	0.11	11	570	40	5.54	5	232	0.04	20	18	20	20
JM RC-46-07	74	76	110201	EXT	0.046	0.5	3.62	27	90	0.5	2	0.06	0.5	16	15	572	4.82	0.58	0.01	88	37	0.2	12	900	45	6.03	5	453	0.03	17	20	14	20
JM RC-46-07	76	78	110202	EXT	0.042	0.6	3.18	12	50	0.5	2	0.02	0.5	23	8	281	3.98	0.71	0.01	42	64	0.11	10	430	16	4.84	6	108	0.02	18	20	10	20
JM RC-46-07	78	80	110203	EXT	0.041	0.5	3.88	13	70	0.5	2	0.02	0.6	17	6	310	3.38	0.91	0.02	54	40	0.08	9	350	14	3.88	5	108	0.03	18	10	11	20
JM RC-46-07	80	82	110204	EXT	0.034	0.5	3.65	10	70	0.5	2	0.02	0.5	18	12	127	3.74	0.9	0.02	38	79	0.08	10	380	14	4.02	5	77	0.03	18	10	11	10
JM RC-46-07	82	84	110205	EXT	0.027	0.5	3.48	6	50	0.5	2	0.02	0.5	13	7	158	3.88	0.48	0.01	48	98	0.07	7	370	15	4.33	5	88	0.03	11	20	15	20
JM RC-46-07	84	86	110206	EXT	0.031	0.6	3.62	17	80	0.5	2	0.02	0.6	14	10	121	4.03	0.58	0.01	72	67	0.06	11	450	12	4.21	5	128	0.04	18	20	12	20
JM RC-46-07	86	88	110207	EXT	0.028	0.7	4.24	10	80	0.5	2	0.02	0.5	8	5	111	3.21	0.88	0.02	31	63	0.07	5	380	12	3.98	5	78	0.04	18	10	11	10
JM RC-46-07	88	90	110208	EXT	0.029	0.5	3.98	41	80	0.6	2	0.01	0.5	11	5	108	3.28	0.87	0.02	31	74	0.12	7	280	4	4.02	6	48	0.02	18	10	8	20
JM RC-46-07	90	92	110209	EXT	0.088	1.5	4.33	367	80	0.5	2	0.08	0.6	15	14	1730	3.02	0.75	0.02	34	182	0.12	14	350	22	3.84	32	113	0.06	21	10	10	90
JM RC-46-07	92	94	110210	EXT	0.074	1.1	4.18	97	50	0.5	2	0.01	0.5	18	7	1300	3.32	1.08	0.03	37	64	0.1	7	280	11	3.01	5	58	0.08	18	10	8	30
JM RC-46-07	94	96	110211	EXT	0.088	1	4.41	48	70	0.5	2	0.01	0.5	18	6	675	3.47	1.4	0.04	43	48	0.11	7	320	13	3.07	5	77	0.04	17	10	8	20
JM RC-46-07	96	98	110212	EXT	0.117	0.9	4.88	13	90	0.5	2	0.01	0.7	18	7	1500	3.56	1.56	0.05	76	56	0.12	4	320	14	3.43	5	79	0.06	14	10	10	100
JM RC-46-07	98	100	110213	EXT	0.076	0.5	4.7	12	90	0.5	2	0.02	0.5	11	7	883	3.58	1.51	0.04	51	61	0.11	6	380	20	3.57	5	161	0.04	14	10	10	90
JM RC-46-07	100	102	110214	EXT	0.127	0.7	5.21	10	80	0.5	2	0.02	0.7	18	5	1770	2.85	1.92	0.06	26	54	0.12	13	380	23	3.06	5	94	0.08	30	10	21	20
JM RC-46-07	102	104	110215	EXT	0.135	0.6	5.14	5	70	0.5	2	0.02	0.5	8	5	1880	2.88	1.64	0.05	32	111	0.1	7	350	18	3.15	5	98	0.08	30	10	8	10
JM RC-46-07	104	106	110216	EXT	0.084	0.5	5.8	5	130	0.5	2	0.02	0.5	10	4	1910	3.22	1.8	0.07	28	88	0.1	3	410	14	3.52	5	107	0.08	27	10	10	30
JM RC-46-07	106	108	110217	EXT	0.114	0.5	5.17	8	60	0.5	2	0.02	0.5	16	6	973	3.6	1.79	0.06	37	48	0.09	4	330	11	3.95	6	64	0.06	18	10	10	30
JM RC-46-07	108	110	110218	EXT	0.256	0.5	4.72	18	100	0.5	2	0.02	0.5	11	18	2070	5.16	2.6	0.15	24	66	0.08	6	350	11	5.07	5	52	0.07	46	10	7	20
JM RC-46-07	110	112	110219	EXT	0.183	0.6	5.6	14	180	0.5	2	0.01	0.5	12	5	1200	3.13	1.92	0.07	28	48	0.08	7	380	30	3.34	5	48	0.04	21	10	11	30
JM RC-46-07	112	114	110220	EXT	0.088	0.9	5.12	136	40	0.5	2	0.01	0.5	20	4	1640	2.72	1.86	0.09	27	31	0.08	7	380	18	2.92	5	48	0.06	15	10	10	20
JM RC-46-07	114	116	110221	EXT	0.119	1.2	5.2	416	100	0.6	2	0.01	0.5	18	5	2510	2.42	2.04	0.1	57	65	0.11	8	280	28	2.28	5	68	0.06	16	10	9	20
JM RC-46-07	116	118	110222	ORG	0.138	0.7	5.34	188	170	0.5	2	0.01	0.7	12	4	1830	2.32	1.88	0.06	23	67	0.11	7	280	18	2.5	5	66	0.06	18	18	8	20
JM RC-46-07	118	120	110224	EXT	0.12	0.6	5	148	70	0.5	2	0.03	0.5	16	4	1290	5.48	1.17	0.05	30	47	0.13	11	430	37	6.27	5	134	0.06	20	10	17	20
JM RC-46-07	120	122	110225	EXT	0.080	0.6	4.86	87	50	0.5	2	0.03	0.5	18	3	578	6.08	1.28	0.05	33	48	0.14	8	420	36	7.07	5	117	0.08	22	18	9	18
JM RC-46-07	122	124	110226	EXT	0.087	0.6	5.5	79	340	0.5	2	0.01	0.6	15	6	1430	2.71	1.85	0.1	25	76	0.12	13	350	21	2.73	5	47	0.08	22	18	15	30
JM RC-46-07	124	126	110227	EXT	0.172	0.6	5.38	38	120	0.5	2	0.02	1	14	4	1630	2.75	2.84	0.11	38	38	0.12	16	280	20	3.28	5	47	0.08	26	10	21	20
JM RC-46-07	126	128	110228	EXT	0.157	0.8	5.1	56	50	0.5	2	0.02	0.5	19	10	1850	3.88	1.40	0.08	66	90	0.2	4	240	22	3.88	5	57	0.08	28	10	17	30
JM RC-46-07	128	130	110229	EXT	0.228	0.8	6.31	47	130	0.5	2	0.03	0.5	12	8	3420	3.67	2.06	0.13	46	41	0.18	6	430	17	3.81	5	64	0.08	10	10	11	20
JM RC-46-07	130	132	110230	EXT	0.275	0.5	6.73	12	280	1	2	0.08	0.5	11	14	2040	3.71	1.81	0.17	46	52	0.4	7	630	24	3.78	6	161	0.27	68	10	8	10
JM RC-46-07	132	134	110231	EXT	0.455	1	6.61	23	80	0.5	2	0.07	0.5	13	11	4040	4.94	1.9	0.1	83	78	0.29	7	770	32	4.7	5	142	0.13	73	10	8	10
JM RC-46-07	134	136	110232	EXT	0.281	1	5.86	17	180	0.5	2	0.04	0.5	14	8	3480	2.7	1.4	0.15	48	62	0.7	6	450	12	2.82	6	106	0.06	42	20	11	20
JM RC-46-07	136	138	110233	EXT	0.332	0.5	7.8	10	410	0.8	2	0.06	0.5	12	8	3130	2.78	1.98	0.38	42	61	0.38	10	700	15	1.79	5	92	0.14	73	10	15	10
JM RC-46-07	138	140	110234	EXT	0.225	0.5	6.48	5	290	0.8	2	0.11	0.5	15	20	2370	3.52	2.08	0.58	30	79	0.47	13	970	16	2.31	5	88	0.24	143	10	20	10
JM RC-46-07	140	142	110235	EXT	0.296	0.8	7.25	6	220	0.7	2	0.07	0.8	13	25	2640	3.27	2.1	0.31	23	130	0.3	14	710	13	3.26	6	101	0.18	119	10	12	20
JM RC-46-07	142	144	110236	EXT	0.212	0.5	6.03	5	160	0.4	2	0.1	0.6	15	15	2730	3.88	1.61	0.52	28	58	0.48	14	670	15	3.36	5	67	0.15	131	10	22	20
JM RC-46-07	144	146	110237	EXT	0.221	0.5	6.38	5	160	0.4	2	0.11	0.5	13	15	1830	3.88	1.85	0.6	28	106	0.61	11	680	14	3.88	5	88	0.22	143	10	24	10
JM RC-46-07	146	148	110238	EXT	0.236	0.7	8.5	5	210	0.4	2	0.1	0.5	16	18	2320	4.79	1.97	0.48	23	206	0.52	14	670	18	5.15	6	187	0.24	161	10	20	10
JM RC-46-07	148	150	110239	EXT	0.177	0.6	6.86	8	180	0.9	2	0.14	0.6	16	16	1880	3.71	1.71	0.46	26	67	0.62	18	1190	16	2.57	5	182	0.28	147	10	23	10
JM RC-46-07	150	152	110240	EXT	0.162	0.5	4.78	8	180	1	2	0.11	0.6	20	19	1820	3.88	2.57	0.3	19	43	0.48	15	1180	4	3.95	5	173	0.21	166	10	14	10
JM RC-46-07	152	154	110241	EXT	0.183	0.7	8.2	38	380	1.1	2	0.07	0.5	11	16	2010	3.74	2.88	0.43	31	45	0.34	11	790	12	2.82	5	182	0.23	125	10	16	20
JM RC-46-07	154	156	110242	EXT	0.156	1.2	7.64	43	160	0.6	2	0.05	0.5	8	6	3880	3.36	3.44	0.22	33	130	0.27	6	500	6	3.23	5	145	0.13	58	10	9	10
JM RC-46-07	156	158	110243	EXT	0.151	0.5	7.87	18	318	1	2	0.04	0.5	11	12	1828	3.82	3.25	0.28	34	183	0.26	18	918	16	2.73	5	119	0.18	64	10	18	10

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-46-07	158	160	110244	EXT	0.233	0.6	8.86	5	530	1	2	0.12	0.5	16	10	1510	4.08	2.3	0.46	29	63	0.31	10	1040	14	2.71	5	114	0.34	139	10	30	10
JM RC-46-07	160	162	110245	EXT	0.198	0.6	8.46	5	180	1.1	2	0.11	0.5	23	18	1780	5.04	2.46	0.36	29	51	0.25	18	1190	18	3.41	5	101	0.27	153	10	30	10
JM RC-46-07	162	164	110246	EXT	0.303	0.6	7.9	7	150	1.1	2	0.08	0.5	14	17	2460	4.26	2.79	0.34	23	136	0.25	12	1080	12	3.48	5	104	0.29	135	10	23	10
JM RC-46-07	164	166	110247	ORG	0.224	0.6	7.75	5	480	1.3	4	0.08	0.5	14	16	3630	4.84	2.71	0.23	35	117	0.37	15	870	13	2.46	5	102	0.33	128	10	27	10
JM RC-46-07	166	168	110248	EXT	0.124	0.6	8.31	9	500	1.1	2	0.12	0.5	29	17	1520	3.56	2.28	0.35	16	44	0.36	23	960	15	2.25	5	103	0.28	136	10	17	20
JM RC-46-07	168	170	110250	EXT	0.147	0.5	7.59	29	150	0.8	4	0.13	0.7	13	21	1800	4.95	2.94	0.21	30	63	0.36	11	1010	13	4.81	5	122	0.24	158	10	15	10
JM RC-46-07	170	172	110251	EXT	0.118	0.5	6.16	42	230	0.6	4	0.13	0.6	18	16	1430	4.38	2.32	0.18	24	140	0.37	8	900	14	4.48	5	118	0.16	136	10	14	20
JM RC-46-07	172	174	110252	EXT	0.127	0.6	6.83	138	240	0.5	2	0.1	0.5	17	13	2380	5.44	2.46	0.13	33	121	0.29	7	800	32	5.81	5	213	0.13	90	10	15	30
JM RC-46-07	174	176	110253	EXT	0.13	0.5	8.76	114	380	0.6	2	0.06	0.5	18	8	2610	3.25	2.97	0.18	29	48	0.24	8	450	14	3.3	5	95	0.07	57	10	8	10
JM RC-46-07	176	178	110254	EXT	0.12	0.7	9.66	124	430	0.6	3	0.03	0.5	9	8	1390	4.37	2.36	0.11	53	80	0.37	8	530	25	4.74	5	195	0.06	46	10	12	10
JM RC-46-07	178	180	110255	EXT	0.127	1	5.86	66	140	0.6	3	0.06	0.6	11	13	1610	3.51	2.31	0.11	34	106	0.25	11	540	19	3.86	5	127	0.1	64	10	13	10
JM RC-46-07	180	182	110256	EXT	0.17	1	9.82	51	360	0.8	2	0.13	0.5	29	21	1430	3.75	2.13	0.16	17	37	0.91	28	1080	14	3.56	5	136	0.24	138	10	13	10
JM RC-46-07	182	184	110257	EXT	0.106	0.6	9.08	32	370	1.1	1	0.13	0.5	19	20	1140	3.80	2.14	0.25	19	62	0.52	18	1130	8	4.07	5	123	0.19	134	10	15	20
JM RC-46-07	184	186	110258	EXT	0.201	0.6	8.76	16	450	2.1	3	0.18	0.5	35	28	1320	4.08	2.12	0.47	29	88	0.41	46	1570	13	3.72	5	188	0.13	125	10	26	10
JM RC-46-07	186	188	110259	EXT	0.19	0.6	8.51	9	330	1.9	3	0.17	0.5	17	20	1830	4.56	1.71	0.79	64	45	0.45	37	1500	21	4.31	5	128	0.08	143	10	40	10
JM RC-46-07	188	190	110260	EXT	0.164	0.6	8.88	12	350	1.9	2	0.11	2	21	24	2210	3.02	2.2	0.66	30	45	0.33	48	1120	6	2.15	5	141	0.13	121	10	33	10
JM RC-46-07	190	192	110261	EXT	0.14	0.7	8.85	5	430	2.2	2	0.14	0.6	20	17	1480	3.8	1.92	0.74	61	202	0.5	28	1330	12	2.51	5	144	0.2	157	10	33	10
JM RC-46-07	192	194	110262	EXT	0.161	2.1	8.82	5	430	1.8	8	0.15	0.5	21	20	1670	3.71	1.9	0.41	27	37	0.56	32	1130	14	2.46	5	76	0.16	108	10	36	10
JM RC-46-07	194	196	110263	EXT	0.166	1	8.66	60	150	1.1	3	0.13	1.6	36	15	1700	5.06	2.58	0.19	23	54	0.43	17	1130	15	5.26	5	202	0.11	166	10	22	70
JM RC-46-07	196	198	110264	EXT	0.313	0.6	9.41	32	300	1.6	2	0.18	0.7	16	14	1540	5.48	1.98	0.27	21	42	0.56	21	1300	26	5.91	5	60	0.12	182	10	25	10
JM RC-46-07	198	200	110265	EXT	0.180	0.7	6.8	41	280	1.5	2	0.15	0.5	20	34	1660	4.54	1.86	0.56	48	124	0.4	35	1450	17	4.45	5	141	0.12	128	10	30	10
JM RC-46-07	200	202	110266	EXT	0.205	1.2	8.75	109	140	1.1	4	0.18	1.5	33	21	2100	5.84	2.01	0.21	37	57	0.47	20	1460	13	6.28	5	267	0.16	166	10	34	60
JM RC-46-07	202	204	110267	EXT	0.156	0.5	8.15	38	370	1.3	4	0.14	0.5	20	21	1380	3.85	1.85	0.19	24	56	0.46	19	1140	18	3.9	5	102	0.21	146	10	17	10
JM RC-46-07	204	206	110268	EXT	0.136	0.5	8.46	14	380	1.5	2	0.14	0.6	20	21	1550	3.94	2.19	0.22	24	26	0.38	30	1060	13	3.62	5	46	0.22	146	10	23	10
JM RC-46-07	206	208	110269	EXT	0.225	0.5	9.39	5	670	1.4	3	0.11	0.5	25	21	1710	3.73	2.05	0.24	28	52	0.61	28	830	11	2.60	5	42	0.16	156	10	20	10
JM RC-46-07	208	210	110270	ORG	0.136	1.2	8.36	301	150	0.6	4	0.12	16.2	30	16	2020	4.97	3.1	0.18	30	114	0.37	21	1070	27	5.27	7	234	0.16	147	10	37	30
JM RC-46-07	210	212	110272	EXT	0.136	0.5	8.66	5	320	1.3	4	0.1	0.6	20	17	1440	4.07	2.38	0.29	38	44	0.46	22	800	11	3.36	5	36	0.15	145	10	25	10
JM RC-46-07	212	214	110273	EXT	0.120	0.5	8.81	5	640	1.5	2	0.1	0.5	19	16	1540	3.64	2.01	0.44	44	46	0.41	26	670	10	2.54	5	43	0.22	154	10	35	10
JM RC-46-07	214	216	110274	EXT	0.163	1.3	8.34	75	150	1.6	3	0.14	0.5	20	16	2130	4.39	2.31	0.32	32	88	0.51	17	1400	30	4.81	5	116	0.16	160	10	40	10
JM RC-46-07	216	218	110275	EXT	0.140	0.5	6.43	16	650	2.2	3	0.15	0.5	15	16	1360	4.29	2.06	0.66	64	53	0.52	30	1130	12	3.02	5	41	0.15	162	10	37	10
JM RC-46-07	218	220	110276	EXT	0.283	0.5	8.37	30	178	2	3	0.1	0.5	25	17	3640	6.01	2.92	0.31	39	60	0.37	25	910	11	5.11	5	32	0.22	167	10	36	10
JM RC-46-07	220	222	110277	EXT	0.005	0.5	7.89	5	170	1.8	5	0.1	0.5	25	14	2180	5.57	2.58	0.51	53	101	0.32	22	960	7	4.46	5	31	0.24	193	10	42	10
JM RC-46-07	222	224	110278	EXT	0.182	0.5	6.53	16	160	1.3	5	0.09	0.5	20	12	1510	7.15	2.35	0.39	43	36	0.4	14	920	6	7.06	5	22	0.19	135	10	42	10
JM RC-46-07	224	226	110279	EXT	0.463	1.3	6.86	12	150	1.3	5	0.1	0.5	30	12	3240	6.84	2.42	0.2	31	79	0.4	15	1080	14	7.46	5	37	0.13	141	10	43	10
JM RC-46-07	226	228	110280	EXT	0.156	0.6	6.49	6	200	2.3	5	0.13	0.5	14	14	1830	4.37	2.44	0.5	37	61	0.43	24	1190	11	3.96	5	51	0.22	166	10	47	10
JM RC-46-07	228	230	110281	EXT	0.163	0.5	6.82	5	160	1.8	4	0.14	0.5	16	16	1810	4.55	2.58	0.31	23	47	0.46	30	1170	11	4.58	5	18	0.2	161	10	51	10
JM RC-46-07	230	232	110282	EXT	0.162	0.5	6.06	5	270	1.8	4	0.15	1.2	16	17	1870	3.82	2.4	0.62	46	51	0.42	23	1190	13	3.52	5	79	0.12	146	10	40	10
JM RC-46-07	232	234	110283	EXT	0.136	0.5	6.84	10	100	1.8	5	0.18	0.7	17	15	1640	5.06	2.85	0.72	57	63	0.45	21	1210	12	3.46	5	54	0.2	159	10	45	10
JM RC-46-07	234	236	110284	EXT	0.167	0.6	6.6	22	180	1.7	5	0.15	0.7	25	22	1270	5.11	2.53	0.34	45	56	0.44	22	1140	12	4.85	5	40	0.27	167	10	38	10
JM RC-46-07	236	238	110285	EXT	0.101	0.6	8.39	12	150	2	7	0.18	0.6	18	22	2330	4.95	2.56	0.29	28	42	0.51	21	980	10	5.28	5	42	0.17	165	10	36	10
JM RC-46-07	238	240	110286	EXT	0.2	0.6	6.3	5	190	1.8	2	0.19	0.5	14	34	2040	4.46	2.47	0.61	78	54	0.67	27	1140	10	3.86	5	46	0.25	188	10	47	10
JM RC-46-07	240	242	110287	EXT	0.101	0.6	9.4	5	180	2	4	0.17	0.6	16	21	2270	4.55	2.58	0.63	71	54	0.61	26	1160	8	3.78	5	45	0.15	172	10	45	10
JM RC-46-07	242	244	110288	EXT	0.164	0.6	8.96	18	70	2.5	7	0.27	0.5	18	21	2400	5.26	2.11	0.71	51	53	0.63	27	1370	17	6.25	5	60	0.26	167	10	44	30
JM RC-46-07	244	246	110289	EXT	0.166	0.6	2.7	34	190	2	2	0.17	0.5	35	21	2740	3.81	2.82	0.6	32	58	0.45	23	1210	20	5.11	5	47	0.07	134	10	90	90
JM RC-46-07	246	248	110290	EXT	0.171	0.6	1.87	20	210	1.4	5	0.05	0.5	24	29	2950	2.6	2.51	0.3	26	124	0.42	26	780	11	4.53	5	18	0.11	104	10	38	30
JM RC-46-07	248	250	110291	ORG	0.150	0.6	2.2	35	140	1.8	1	0.13	0.5	28	18	1570	3.16	2.08	0.46	35	48	0.36	20	1050	8	5.06	5	36	0.08	130	10	40	30
JM RC-46-07	250	252	110293	EXT	0.143	0.7	2.49	26	280	1.4	2	0.07	0.5	22	22	1440	2.83	2.28	0.77	24	73	0.38	16	870	10	4.42	5	22	0.11	107	10	34	30
JM RC-46-07	252	254	110294	EXT	0.173	0.6	3.01	40	170	1.3	3	0.07	0.5	21	19	2300	3.05	2.74	0.24	23	40	0.42	17	700	8	4.77	5	24	0.06	85	10	19	40
JM RC-46-07	254	256	110295	EXT	0.150	0.6	2.51	34	300	1.4	2	0.08	1.2	18	25	2080	2	3.04	0.31	24	47	0.34	30	650	6	3.16	5	28	0.08	88	10	19	40
JM RC-46-07	256	258	110296	EXT	0.164	0.6	2.81	30	330	1.8	2	0.05	0.6	20	17	2380	2.36	3.85	0.17	28	40	0.39	13	610	10	3.23	5	38	0.06	105	10	13	30
JM RC-46-07	258	260	110297	EXT	0.118	0.6	6.04	2	330	1.2	2	0.08	3.8	22	12	1760	3.56	2.76	0.17	24	60	0.17	10	660	15	3.44	5	47	0.12	82	10	17	20
JM RC-46-07	260	262	110298	ORG	0.079	1	6.16	238	290	8.8	2	0.08	1.7	16	5	1450	2.75	2.43	0.16	31	67	0.16	6	650	28	3.3	5	60	0.06	53	10	15	20
JM RC-46-07	262	264	110300	EXT	0.080	0.6	6.59	714	170	1.1	3	0.1	1.4	30	8	2250	4.46	2.4	0.44	28	71	0.17	6	1050	12	4.66	5	60	0.13	102	10	14	40
JM RC-46-07	264	266	110301	EXT	0.113	0.6	7.76	147	180	1.3	2	0.13	0.8	25	13	1450	5.19	2.41	0.63	38	63	0.27	12	1040	8	5.3	5	78	0.12	108	10	26	50
JM RC-46-07	266	268	110302	EXT	0.080	0.5	7.7	21	170	1.1	2	0.08	4.2	38	15	1160	4.36	2.37	0.51	36	67	0.35	13	660	11	4.82	5	23	0.11	88	10	31	60
JM RC-46-07	268	270	110303	EXT	0.107	0.6	6.50	36	160	1.3	2	0.13	0.8	23	15	1540	5.06	2.41	0.76	35	78	0.33	12	840	12	5.44	5	42	0.1	130	10	31	70
JM RC-46-07	270	272	110304	EXT	0.076	0.7	7.12	28	170	1.3	4	0.1	0.6	22	12	1950	4.62	2.63	0.44	34	78	0.24	11	730	11	4.72	5	35	0.14	87	10	40	50
JM RC-46-07	272	274	110305	EXT	0.14	0.5	6.04	4	140	1.3	2	0.12	0.6	31	17	1630	6.12	2.01	0.27	38	38	0.27	16	1090	15	4.48	5	53	0.12	114	10	35	30
JM RC-46-07	274	276	110306	EXT	0.115	0.5	6.16	26	200	1.3	2	0.1	0.5	27	13	1910	4.00	2.06	0.3	28	46	0.25	12	860	12	4.83	5	36	0.1	113	10	26	30
JM RC-46-07	276	278	110307	EXT	0.206	1	6.49	14	710	1.6	6	0.27	0.6	13	14	2540	5.41	2.01	1.66	182	56	0.29	11	1050	16	3.04	5	105	0.21	160	10	56	10
JM RC-46-07	278	280	110308	EXT	0.196	0.6	6.77	22	470	1.6	2	0.2	0.5	16	15	1780	6	2.47	1.66	219	38	0.25	17	1080	12	3.43	5	67	0.11	156	10	66	10
JM RC-46-07	280	282	110309	EXT	0.124	0.6	6.3	237	160	1.7	3	0.1	0.6	41	13	1440	4.95	2.62	0.52	77	38	0.2	20	960	40	4.31	5	47	0.12	127	10	60	20
JM RC-46-07	282	284	110310	EXT	0.080	1.1	4.79	207	220	1.1	3	0.06	0.5	17	7	2280	4.85	2.06	0.24	37	41	0.21	3	640	30	3.84	5	46	0.1	60	10	27	10
JM RC-46-07	284	286	110311	EXT	0.084	0.6	6.40	111	210	1	2	0.05	0.5	13	6	2230	2.80	2.7	0.10	41	10	0.22	5	440	37	3.17	5	62	0.08	50	10	16	10
JM RC-46-07	286	288	110312	EXT	0.080	0.6	5.42	136	170	0.9	2	0.02	0.6	17	4	1810	2.34	2.17	0.14	47	46	0.16	3	370	64	2.45	5	100	0.08	27	10	127	20
JM RC-46-07	288	290	110313	EXT	0.085	1	5.73	54	220	1.1	3	0.08	0.5	11	6	2130	3.26	2.57	0.16	40	38	0.15	6	350	25	3.3	5	36	0.08	26	10	19	20
JM RC-46-07	290	292	110314	EXT	0.102	0.7	5.92	48	320	1	2	0.05	0.5	15	8	1720	2.08	2.62	0.22	37	63	0.13	7	320	25	2.74	5	34	0.07	32	10	23	20
JM RC-46-07	292	294	110315	EXT	0.082	0.7	5.80	72	240	1.1	2	0.05	0.7	13	6	1950	3.19	2.64	0.27	38	34	0.12	7	310	19	2.82	5	31	0.08	28	10	38	30
JM RC-46-07	294	296	110316	EXT	0.113	0.6	5.56	15	140	1.2	4	0.02	0.5	17	4	2840	3.45	2.06	0.22	43	42	0.12	4	410	13	3.33	5	26	0.07	33	10	28	30
JM RC-46-07	296	298	110317	EXT	0.143	1	7.47	71	160	1	2	0.02	1.5	27	21	3270	3.28	2.01	0.23	82	66	0.13	21	330	20	3.27	5	30	0.07	36	20	34	130
JM RC-46-07	298	300	110318	EXT	0.114	0.6	5.03	66	230	1	2	0.02	1.2	19	4	2080	2.48	2.04	0.21	90	46	0.14	7	320	19	2.01	5	27	0.04	23	10	60	60
JM RC-46-07	300	302	110319	ORG	0.125	1	7.42	37	110	1.4	2	0.03	0.6	17	9	2620	3.24	2.91	0.27	60	67	0.2	8	500	20	3.24	5	90	0.07	34	10	28	60
JM RC-46-07	302	304	110321	EXT	0.149	1.1	4.83	44	230	1.4	2	0.05	0.5	13	12	3340	3.61	2.35	0.26	61	65	0.23	11	450	21	3.00	5	29	0.08	40	10	25	90
JM RC-46-07	304	306	110322	EXT	0.142	0.8	11.0	9	150	2	2	0.12	0.5	14	17	1480	3.22	2.08	0.32	47	64	0.63	10	1080	18	2.98	5	21	0.16	117	10	38	30
JM RC-46-07	306	308	110323	EXT	0.128	0.6	6.31	30	280	1.6	2	0.08	0.5	16	12	2000	3.28	2.31	0.25	45	36	0.41	8	800	12	3.48	5	19	0.09	73	10	28	30
JM RC-46-07	308	310	110324	EXT	0.082	2.8	7.34	213	140	1	2	0.01	0.5	15	4	2880	2.81	2.53	0.22	40	47	0.17	6	310	33	3.05	5	37	0.08	30	10	22	80
JM RC-46-07	310	312	110325	EXT	0.196	0.6	10.05	126	180	2	2	0.12	0.5	16	14	3070	3.23	2.34	0.27	53	38	0.44	8	1180	17	3.84	5	40	0.17	85	10	46	30
JM RC-46-07	312	314	110326	EXT	0.137	0.5	10.3	36	200	2.5	2	0.16	0.5	23	25	2140	3.04	1.42	0.27	71	77	0.7	14	1380	25	4.44	7	36	0.27	157	10	63	20
JM RC-46-07	314	316	110327	EXT	0.123	0.6	10.6	37	180	2.6	2	0.15	0.5	25	21	2150	3.57	1.42	0.3	68	83	0.81	16	1170	17	4.64	5	32	0.16	181	10	63	10
JM RC-46-07	316	318	110328	EXT	0.176	0.6	8.83	44	90	2.1	2	0.25	0.5	32	17	1720	6	2.42	0.33	58	85	0.37	13	910	17	6.41	5	38	0.15	150	10	53	10
JM RC-46-07	318	320	110329	EXT	0.104	0.5	7.54	25	180	1.6	2	0.47	0.5	22	15	1370	5.78	2.28	0.2	44	87	0.33	8	1030	11	4.37	7	30	0.1	124	10	40	10
JM RC-46-07	320	322	110330	EXT	0.116	0.6	8.56	54	150	1.6	2	0.39	0.5	20	24	1400	6.04	2.83	0.58	70	56	0.26	8	780	13	5.57	6	27	0.2	167	10	35	10
JM RC-46-07	322	324	110331	EXT	0.150	0.8	8.33	36	340	2.1	2	0.17	0.5	23	18	1270	5.45	2.1	1.38	150	68	0.26	12	1610	8	3.5	9	18	0.22	183	10	104	10
JM RC-46-07	324	326	110332	EXT	0.157	0.5	8.21	37	250	3	2	0.22	0.5	18	18	1280	5	2.18	1.46	178	41	0.33	11	1340	13	3.04	6	23	0.13	172	10	83	10
JM RC-46-07	326	328	110333	EXT	0.086	0.5	8.84	36	610	2.4	2	0.21	0.5	15	18	1200	4.23	1.72	1.98	140	47	0.41	11	1040	7	3.8	5	28	0.23	166	10	61	10
JM RC-46-07	328	330	110334	EXT	0.074	0.5	8.87	30	230	2.4	2	0.22	0.5	15	18	566	5.27	2.28	1.16	107	71	0.46	12	730	18	4.37	6	33	0.22	187	10	60	10
JM RC-46-07	330	332	110335	EXT	0.121	0.5	8.16	46	120	2	2	0.37	0.6	17	20	1580	4.24	2.11	0.22	43	138	0.66	4	1100	34	4.54	6	37	0.13	125	10	33	10
JM RC-46-07	332	334	110336	EXT	0.144	1	7.81	46	380	1.8	3	0.23	0.5	27	4	2400	2.6	1.52	0.32	60	62	0.32	4	450	28	2.98	5	18	0.1	42	10	36	10
JM RC-46-07	334	336	110337	EXT	0.182	0.6	6.83	91	250	1.2	2	0.05	0.5	8	8	1570	2.73	1.57	0.22	83	40	0.2	7	380	10	2.22	5	30	0.08	36	10	23	10
JM RC-46-07	336	338	110338	EXT	0.109	0.5	8.38	30	110	2	2	0.18	0.6	18	17	3090	4.65	2.38	0.24	63	36	0.37	8	880	14	4.64	7	43	0.16	81	10	45	10
JM RC-46-07	338	340	110339	EXT	0.140	0.5	16.96	34	180	3.8	2	0.18	0.6	30	24	1870	4.16	1.58	0.64	104	190	0.73	23	1880	11	4.42	13	28	0.3	183	10	38	10
JM RC-46-07	340	342	110340	ORG	0.064	0.6	6.76	36	340	1.7	2	0.1	0.5	13	10	1210	3.01	1.54	0.23	41	38	0.37	8	430	18	2.66	7	46	0.13	64	10	25	10
JM RC-46-07	342	344	110342	EXT	0.083	0.6	6.46	70	280	1.2	2	0.04	0.5	13	8	1330	2.71	1.86	0.12	45	43	0.24	3	400	14	2.79	6	52	0.08	33	10	104	10
JM RC-46-07	344	346	110343	EXT	0.064	0.6	6.54	42	240	1.3	2	0.03	0.5	11	5	1670	2.6	1.74	0.16	38	64	0.22	4	380	15	2.96	6	26	0.07	28	10	60	10
JM RC-46-07	346	348	110344	EXT	0.082	0.6	7.54	14	340	1.3	2	0.08	0.5	21	7	1750	2.95	1.44	0.27	38	80	0.42	18	290	6	2.31	7	24	0.14	61	10	34	10
JM RC-46-07	348	350	110345	EXT	0.114	0.5	7.14	60	180	1.7	2	0.07	0.5	38	13	2330	3.57	1.81	0.22	48	61	0.32	11	700	18	3.66	7	30	0.13	62	10	85	10
JM RC-46-07	350	352	110346	EXT	0.12	0.6	7.67	41	180	1.5	2	0.06	0.5	18	11	2340	3.78	2.14	0.26	56	77	0.34	5	640	78	3.73	6	38	0.09	72	10	52	10
JM RC-46-07	352	354	110347	EXT	0.107	0.5	7.11	32	180	1.6	2	0.06	0.5	19	18	2020	3.51	2.21	0.24	17	88	0.31	4	600	21	3.67	5	33	0.09	57	10	37	10
JM RC-46-07	354	356	110348	EXT	0.077	0.5	6.53	95	340	1.5	2	0.04	0.5	14	18	1870	2.05	1.48	0.23	74	60	0.24	7	900	11	2.08	10	24	0.1	38	10	35	10
JM RC-46-07	356	358	110349	EXT	0.086	0.6	6.06	176	200	1.4	2	0.06	0.5	20	9	1830	2.75	1.47	0.2	57	46	0.22	5	730	13	2.08	9	36	0.06	38	10	34	10
JM RC-46-07	358	360	110350	EXT	0.085	0.5	5.44	[illegible]	188	1.3	2	0.07	0.5	20	13	2040	2.67	1.47	0.18	67	82	0.21	6	580	28	2.54	5	36	0.09	41	10	71	10
JM RC-46-07	360	362	110351	EXT	0.115	0.7	6.63	26	370	1.4	2	0.11	0.6	21	19	1900	2.73	1.77	0.33	73	65	0.67	8	530	10	2.67	5	29	0.14	46	10	58	10
JM RC-46-07	362	364	110352	EXT	0.086	0.5	6.93	14	430	1.2	2	0.17	0.6	14	12	1300	3.32	1.66	0.71	123	36	1.66	8	730	19	2.34	9	27	0.14	63	10	47	10
JM RC-46-07	364	366	110353	EXT	0.08	0.5	6.71	15	388	1.3	2	0.16	0.5	19	11	1310	3.00	1.75	0.59	80	44	1.30	7	790	5	2.00	5	22	0.11	58	10	83	10
JM RC-46-07	366	368	110354	EXT	0.103	0.5	7.51	20	388	1.6	2	0.12	0.5	15	14	1430	3.84	1.52	0.86	134	50	2.20	6	540	7	2.34	5	37	0.13	66	10	67	10
JM RC-46-07	368	370	110355	EXT	0.081	0.5	7.11	17	330	1.5	2	0.2	0.6	9	14	1180	2.82	1.38	0.83	118	85	2.25	10	450	12	1.87	5	32	0.17	54	10	136	10
JM RC-46-07	370	372	110356	EXT	0.111	0.6	7.74	9	278	2	2	0.26	0.5	10	17	1380	3.37	1.61	1.26	198	36	1.79	11	410	11	1.87	5	34	0.14	71	10	220	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-46-07	372	374	110357	EXT	0.125	0.5	7.28	25	320	1.5	2	0.21	0.5	17	16	1880	4.07	1.54	0.73	131	88	1.59	8	820	10	3.18	5	37	0.14	71	10	88	10
JM RC-46-07	374	376	110358	EXT	0.081	0.5	4.77	20	290	1.3	2	0.18	0.5	14	12	1280	3.78	1.58	0.45	85	56	0.81	8	850	6	3.48	5	29	0.08	57	10	120	10
JM RC-46-07	376	378	110359	EXT	0.113	0.5	7.4	16	240	1.7	2	0.66	0.5	12	12	1220	5.66	1.51	1.08	336	117	1.02	9	1280	10	3.14	5	50	0.08	102	10	111	10
JM RC-46-07	378	380	110360	EXT	0.072	0.5	8.43	31	180	2.2	2	2.37	0.5	16	25	1180	7.18	0.8	1.74	546	24	1.26	13	1430	9	1.8	5	148	0.2	161	10	123	10
JM RC-46-07	380	382	110361	EXT	0.071	0.5	8.66	22	320	2	2	0.58	0.5	18	24	1080	7.77	1.08	1.98	736	18	0.88	13	1440	18	1.8	5	88	0.25	230	10	143	40
JM RC-46-07	382	384	110362	EXT	0.101	0.5	8.2	75	180	1.8	2	0.37	0.5	24	11	1080	6.37	1.32	0.86	217	37	1.05	8	1370	13	4.87	6	54	0.3	153	10	110	20
JM RC-46-07	384	386	110363	EXT	0.066	0.5	8.7	24	370	1.6	2	0.21	0.5	11	15	1340	3.66	1.05	0.83	155	28	1.82	7	1000	18	2.25	4	41	0.18	75	10	140	10
JM RC-46-07	386	388	110364	EXT	0.117	0.5	8.24	14	220	1.9	2	0.23	0.5	13	6	1870	3.73	1.48	0.66	75	42	0.51	8	1120	15	3.21	5	41	0.17	66	20	168	10
JM RC-46-07	388	390	110365	EXT	0.134	0.5	8.08	68	160	1.7	2	0.2	0.5	22	11	2150	4.03	1.68	0.58	85	54	0.85	10	980	19	3.84	4	91	0.16	72	80	142	20
JM RC-46-07	390	392	110366	ORG	0.126	0.5	8.05	28	280	1.2	2	0.19	0.5	18	10	2030	3.78	1.14	0.7	101	73	2.02	7	450	14	3.03	12	42	0.14	67	10	78	20
JM RC-46-07	392	394	110368	EXT	0.086	0.5	8.7	21	420	1.5	2	0.27	0.5	15	9	1360	4.48	1.11	0.6	128	56	2.92	8	990	11	2.68	5	58	0.08	67	10	58	10
JM RC-46-07	394	396	110369	EXT	0.056	0.5	8.81	19	360	1.7	2	0.33	0.5	11	7	778	4.15	1.15	0.88	141	20	2.28	7	880	12	2.01	4	88	0.11	70	10	40	10
JM RC-46-07	396	398	110370	EXT	0.106	0.5	8.93	23	240	1.6	2	0.22	0.5	14	12	1710	5.58	1.32	0.58	107	84	1	7	880	11	3.54	5	41	0.14	75	10	91	10
JM RC-46-07	398	400	110371	EXT	0.107	0.5	9.03	14	480	1.7	2	0.13	0.5	18	11	1830	3.62	1.48	0.46	56	87	0.7	9	1000	18	2.79	5	44	0.18	74	10	104	10
JM RC-47-07	0	2	110372	EXT	0.02	0.5	8.36	15	780	2.1	5	1.36	2	19	54	88	4.87	1.65	1.48	1750	8	1.97	27	1780	51	0.48	5	165	0.51	134	10	324	40
JM RC-47-07	2	4	110373	EXT	0.025	0.5	8.7	11	840	2.4	5	2.05	1.6	23	57	115	5.33	1.85	1.97	1858	6	2.43	28	2190	42	0.43	5	308	0.82	148	10	385	20
JM RC-47-07	4	6	110374	EXT	0.026	0.5	8.45	4	1080	2.6	5	1.48	1.2	13	56	33	5.14	1.72	2.1	1735	6	3.13	21	1580	48	0.11	5	240	0.88	144	10	363	10
JM RC-47-07	6	8	110375	EXT	0.012	0.5	8.18	4	1010	2	5	1.64	0.7	16	57	38	5.26	1.78	2.18	1855	4	3.01	25	1370	48	0.08	6	237	0.86	144	10	380	10
JM RC-47-07	8	10	110376	EXT	0.013	0.5	8.3	5	780	2.4	2	2.7	1.7	17	44	30	4.91	1.35	1.43	2370	4	2.83	25	1850	48	0.05	5	288	0.54	120	10	418	10
JM RC-47-07	10	12	110377	EXT	0.017	0.5	8.62	14	1210	2.6	4	2.17	1.4	15	58	38	5.33	2.02	1.76	2480	4	2.71	25	2150	47	0.05	5	211	0.7	138	10	430	10
JM RC-47-07	12	14	110378	EXT	0.023	0.5	9.18	5	950	3.2	4	1.93	0.8	11	60	43	6.04	1.68	2.07	3570	6	3.98	25	2280	42	0.08	5	230	0.78	155	10	410	10
JM RC-47-07	14	16	110379	EXT	0.015	0.5	8.36	4	360	3	4	2.17	0.6	13	58	41	5.35	1.87	1.55	2580	7	3.18	25	2080	47	0.06	5	228	0.88	154	10	368	10
JM RC-47-07	16	18	110380	EXT	0.014	0.5	8.05	7	830	2.3	2	1.80	0.8	10	44	24	4.26	1.38	1.31	2140	6	3.78	16	1730	42	0.06	5	180	0.54	118	10	336	10
JM RC-47-07	18	20	110381	EXT	0.019	0.5	8.54	11	1140	1.9	2	2.88	0.5	17	58	24	5.5	1.67	1.77	2480	4	3.66	23	2130	55	0.58	5	183	0.67	151	10	341	10
JM RC-47-07	20	22	110382	EXT	0.022	0.5	8.36	30	860	1.9	5	1.75	0.6	10	24	35	3.8	1.46	0.98	1480	7	4	10	780	58	0.82	5	140	0.28	74	10	272	10
JM RC-47-07	22	24	110383	EXT	0.022	0.5	8.18	4	1140	1.8	2	2.57	0.7	14	47	24	4.42	1.87	1.75	2740	6	3.96	16	1780	56	1.12	5	178	0.58	121	10	317	10
JM RC-47-07	24	26	110384	ORG	0.037	0.5	8.07	12	180	2	5	3.31	0.7	20	54	51	5.40	1.85	1.83	4070	6	2.47	25	2110	68	2.86	5	198	0.64	148	10	448	10
JM RC-47-07	26	28	110386	EXT	0.03	0.5	7.88	13	400	1.8	4	2.01	1	20	95	61	5.31	1.88	2.05	4230	6	2.08	24	2040	63	2.09	5	184	0.63	142	10	383	10
JM RC-47-07	28	30	110387	EXT	0.016	0.5	8.03	21	810	1.6	4	4.06	0.8	18	57	48	5.18	1.58	1.81	2130	5	2.46	23	2080	45	1.5	5	281	0.64	148	10	236	10
JM RC-47-07	30	32	110388	EXT	0.021	0.5	8.04	34	810	1.9	5	4.17	0.8	18	54	48	5.71	1.73	1.83	2250	4	2.68	21	2020	48	1.88	5	278	0.68	145	10	277	10
JM RC-47-07	32	34	110389	EXT	0.019	0.5	7.88	12	630	1.7	5	3.43	0.6	20	58	34	5.38	1.85	2.15	1615	5	3.05	20	2170	38	1.05	5	275	0.71	151	10	285	10
JM RC-47-07	34	36	110390	EXT	0.024	0.5	7.78	4	980	1.8	5	4.02	1.3	17	57	33	5.04	1.88	2.11	1635	5	3.03	21	2090	43	1.62	5	285	0.67	145	10	402	10
JM RC-47-07	36	38	110391	EXT	0.023	0.5	8.36	28	750	1.7	2	4.8	1	20	98	45	5.71	1.43	1.88	2810	4	3.29	24	2080	50	2.26	5	286	0.65	144	10	414	10
JM RC-47-07	38	40	110392	EXT	0.016	0.5	8.29	17	450	1.8	4	6.27	0.8	15	83	38	4.62	1.82	1.78	3070	6	3.12	21	2120	43	2.15	5	288	0.67	150	10	413	10
JM RC-47-07	40	42	110393	EXT	0.019	0.5	8.45	24	790	1.8	5	3.34	0.5	17	58	32	4.97	1.51	2.18	2780	4	3.18	21	2130	43	0.65	5	286	0.68	151	10	335	10
JM RC-47-07	42	44	110394	EXT	0.018	0.5	8.15	5	670	1.7	2	3.72	0.8	18	61	44	5.37	1.78	2.4	2480	4	2.82	20	2250	58	1.22	5	288	0.74	156	10	458	10
JM RC-47-07	44	46	110395	EXT	0.018	0.5	8.74	38	400	2	5	5.05	4.8	12	58	48	5.08	0.68	1.63	3310	8	3.73	18	2250	101	1.42	5	331	0.73	157	10	1020	10
JM RC-47-07	46	48	110396	EXT	0.024	0.5	8.88	[illegible]	140	2	4	6.82	6.3	15	80	47	5.06	0.63	1.66	3050	7	3.13	19	2140	54	3.2	6	325	0.87	151	10	1400	10
JM RC-47-07	48	50	110397	EXT	0.017	0.5	8.36	90	780	1.8	2	4.3	1.8	19	88	54	5.66	1.64	1.98	3310	6	2.8	23	2150	48	1.46	5	284	0.68	153	10	807	10
JM RC-47-07	50	52	110398	ORG	0.02	0.5	8.03	74	830	1.7	2	3.91	1.1	17	54	62	5.25	1.48	2.22	2500	5	2.85	20	2080	51	1	5	285	0.88	148	10	455	10
JM RC-47-07	52	54	110400	EXT	0.027	0.4	8.07	98	270	1.8	3	4.24	8.7	20	50	98	5.25	1.98	2.18	2480	6	2.43	22	2070	58	2.3	5	281	0.85	146	10	388	10
JM RC-47-07	54	56	110401	EXT	0.025	0.4	8.22	31	810	1.7	2	4.02	1.4	17	82	73	5.12	1.74	2.18	2080	6	2.38	23	2090	63	1.96	5	318	0.88	145	10	388	10
JM RC-47-07	56	58	110402	EXT	0.017	0.5	8.25	20	440	1.5	2	3.91	1.1	18	53	50	4.74	1.64	2.11	2330	7	2.84	23	2080	43	0.71	5	306	0.88	141	10	333	10
JM RC-47-07	58	60	110403	EXT	0.018	0.5	8.3	36	700	1.8	3	4.4	6.8	17	54	44	5.16	1.8	2.1	2510	6	2.63	24	2100	42	1.57	5	313	0.86	140	10	388	10
JM RC-47-07	60	62	110404	EXT	0.023	0.5	7.88	41	440	1.7	4	3.48	6.7	19	81	86	5.16	1.96	2.3	2780	7	2.61	23	2050	48	2.81	5	281	0.81	142	10	384	10
JM RC-47-07	62	64	110405	EXT	0.027	0.5	8.01	27	870	2.2	3	4.6	6.8	17	67	81	5.57	1.58	2.13	3250	7	2.88	24	2170	43	1.53	5	341	0.73	147	10	388	10
JM RC-47-07	64	66	110406	EXT	0.021	0.5	8.46	30	980	2.2	2	4.23	1	17	57	95	5.43	1.15	1.74	2300	7	3.78	21	2010	37	1.18	5	271	0.85	138	10	380	10
JM RC-47-07	66	68	110407	EXT	0.028	0.5	8.4	54	740	2.3	4	3.36	2	16	53	84	5.17	1.4	1.81	2730	6	3.37	18	2070	48	0.71	6	284	0.85	138	10	427	10
JM RC-47-07	68	70	110408	EXT	0.018	0.5	8.88	32	680	2.2	2	4.79	1.4	15	54	57	5.34	1.2	1.52	2850	6	3.88	21	2100	42	0.73	5	342	0.88	140	10	408	10
JM RC-47-07	70	72	110409	EXT	0.027	0.4	7.9	42	780	2	2	2.56	0.6	10	12	88	3.86	1.81	0.88	1735	10	3.62	22	1280	38	1.45	5	187	0.48	38	10	214	10
JM RC-47-07	72	74	110410	EXT	0.02	0.5	8.19	25	580	1.3	2	3.33	1.5	15	5	43	3.3	1.8	1.17	3110	6	3.38	5	640	38	0.66	5	413	0.35	79	10	838	10
JM RC-47-07	74	76	110411	EXT	0.022	0.5	7.27	138	538	1.4	4	3.02	2.9	13	5	36	2.88	2.18	1.05	2720	4	2.37	8	880	71	2.58	5	311	0.27	77	10	473	20
JM RC-47-07	76	78	110412	ORG	0.014	0.5	7.7	36	660	1.4	2	2.39	0.7	8	7	21	2.5	2.33	0.88	1085	4	2.7	6	580	36	0.7	5	381	0.38	61	10	218	10
JM RC-47-07	78	80	110414	EXT	0.01	0.5	7.7	24	610	1.5	2	2.48	0.4	8	5	25	2.8	2.43	0.83	1440	5	2.73	5	820	38	0.87	5	378	0.29	71	10	207	10
JM RC-47-07	80	82	110415	EXT	0.012	0.5	7.64	25	600	1.5	2	2.43	0.6	8	6	36	2.77	2.34	0.81	1045	4	2.65	5	810	34	0.83	5	388	0.27	66	10	188	10
JM RC-47-07	82	84	110416	EXT	0.014	0.5	7.78	18	630	1.4	2	2.58	0.5	10	7	38	2.88	2.28	0.86	1845	4	2.53	8	600	42	1.8	5	353	0.28	67	10	245	10
JM RC-47-07	84	86	110417	EXT	0.024	0.5	7.3	37	630	1.4	3	2.48	0.6	8	9	38	2.88	2.35	1.04	1180	7	2.12	6	580	44	2.82	5	372	0.24	65	10	214	10
JM RC-47-07	86	88	110418	EXT	0.021	0.5	7.88	31	130	1.9	4	2.78	0.8	12	5	73	2.79	2.44	1	1285	5	1.57	5	580	43	4.25	5	278	0.17	68	10	167	10
JM RC-47-07	88	90	110419	EXT	0.019	0.5	7.72	28	630	1.9	2	2.31	0.6	8	7	48	2.86	2.17	1.03	654	4	2.47	5	620	38	1.53	5	351	0.23	72	10	195	10
JM RC-47-07	90	92	110420	EXT	0.018	0.5	7.54	70	230	1.4	3	2.43	0.5	6	5	38	2.58	2.28	0.6	442	5	1.22	5	880	28	3.82	6	377	0.21	68	10	78	10
JM RC-47-07	92	94	110421	EXT	0.011	0.5	7.73	38	580	1.4	3	2.58	0.5	11	6	30	2.4	2.1	1.85	1680	3	2.38	6	680	34	1.7	5	358	0.27	68	10	164	10
JM RC-47-07	94	96	110422	EXT	0.01	0.8	7.47	27	630	1.4	4	2.48	0.5	7	6	25	2.64	1.88	0.88	1058	4	2.42	6	610	27	1.01	5	358	0.22	64	10	163	10
JM RC-47-07	96	98	110423	EXT	0.012	0.5	7.38	28	518	1.4	3	3	0.5	8	7	31	2.25	2.18	0.91	774	5	1.82	5	620	21	2.65	6	308	0.25	71	10	103	10
JM RC-47-07	98	100	110424	EXT	0.027	0.5	7.63	14	400	1.5	3	2.5	0.5	7	7	30	2.98	2.18	0.85	638	8	2.41	6	640	41	1.72	5	378	0.2	70	10	188	10
JM RC-47-07	100	102	110425	EXT	0.013	0.7	7.88	91	880	1.6	2	2.32	0.8	7	11	31	2.41	2.18	0.95	713	5	2.87	8	580	31	1.28	5	308	0.25	71	10	115	10
JM RC-47-07	102	104	110426	EXT	0.01	0.5	7.45	195	580	1.4	4	2.87	0.8	11	6	32	2.64	1.87	0.88	1095	4	2.01	6	580	32	2	6	383	0.23	68	10	150	10
JM RC-47-07	104	106	110427	EXT	0.019	0.5	7.48	182	280	1.2	4	1.58	0.5	5	5	33	2.72	2.13	0.58	273	4	1.19	4	650	25	2.3	13	208	0.23	68	10	98	10
JM RC-47-07	106	108	110428	EXT	0.014	0.5	7.47	183	880	1.8	3	2.14	0.5	6	5	43	2.98	2.82	0.87	612	5	1.88	5	680	28	1.84	5	281	0.21	68	10	103	10
JM RC-47-07	108	110	110429	EXT	0.018	0.5	7.41	40	680	1.5	5	1.75	0.8	7	8	20	2.94	2.28	0.83	667	5	1.78	5	480	48	1.87	5	258	0.17	68	10	131	10
JM RC-47-07	110	112	110430	EXT	0.017	0.5	7.78	33	730	1.7	2	1.4	0.5	2	8	18	2.38	2.32	0.77	378	5	2.18	3	750	38	0.43	5	387	0.16	68	10	84	10
JM RC-47-07	112	114	110431	EXT	0.014	0.5	7.38	20	740	1.8	2	1.48	0.6	3	8	28	2.78	2.31	0.43	488	5	2.08	4	600	42	0.74	5	305	0.19	67	10	108	10
JM RC-47-07	114	116	110432	EXT	0.016	0.5	7.38	26	730	1.5	2	1.46	0.7	2	14	28	2.71	2.33	0.6	528	6	1.71	5	580	51	1.11	5	288	0.17	64	10	86	10
JM RC-47-07	116	118	110433	EXT	0.013	0.5	7.5	27	600	1.4	3	1.57	1.8	5	5	24	3.16	2.48	0.91	782	5	1.87	3	580	40	1.87	5	308	0.21	68	10	135	10
JM RC-47-07	118	120	110434	EXT	0.018	0.5	7.43	23	780	1.3	2	1.84	0.5	7	8	25	3.3	2.58	0.88	588	5	2.4	7	680	25	1.28	5	352	0.29	68	10	113	10
JM RC-47-07	120	122	110435	EXT	0.016	0.5	7.7	22	770	1.4	2	1.79	0.5	6	8	36	3.28	2.5	0.82	710	6	2.33	6	550	33	1.1	5	388	0.24	68	10	127	10
JM RC-47-07	122	124	110436	EXT	0.015	0.5	7.6	37	700	1.4	4	1.87	0.5	7	7	38	3.06	2.31	0.85	788	6	2.5	5	580	77	0.81	5	388	0.27	71	10	120	10
JM RC-47-07	124	126	110437	ORG	0.018	0.5	7.76	38	730	1.5	4	1.8	0.6	7	6	46	3.14	2.41	0.88	887	7	2.51	4	840	22	0.8	6	382	0.28	68	10	125	10
JM RC-47-07	126	128	110438	EXT	0.008	0.5	7.63	41	780	1.7	3	1.38	0.5	5	6	51	3.13	2.42	0.84	588	7	2.08	3	880	36	0.84	5	315	0.23	72	10	121	10
JM RC-47-07	128	130	110440	EXT	0.018	0.5	7.51	48	730	1.8	3	1.35	0.5	6	6	87	2.86	2.2	0.88	654	7	2.12	4	618	48	1.22	5	313	0.25	71	10	138	10
JM RC-47-07	130	132	110441	EXT	0.011	0.5	7.37	53	610	1.4	3	0.83	0.5	3	5	33	2.82	2.2	0.82	585	5	1.51	2	810	45	0.78	5	218	0.18	64	10	98	10
JM RC-47-07	132	134	110442	EXT	0.008	0.5	7.31	38	700	1.5	6	0.64	1.2	5	7	41	3.83	2.47	0.78	381	7	1.52	4	830	38	1.84	6	203	0.18	68	10	58	30
JM RC-47-07	134	136	110443	EXT	0.011	0.5	7.58	61	680	1.6	3	0.95	1.2	4	7	46	3.06	2.42	0.82	557	6	1.37	3	580	37	1.08	5	218	0.21	71	10	48	20
JM RC-47-07	136	138	110444	EXT	0.008	0.5	8.06	38	680	1.5	2	2.33	0.5	7	6	38	3.10	2.37	0.87	1018	6	2.5	5	720	38	0.28	5	363	0.31	78	10	128	10
JM RC-47-07	138	140	110445	EXT	0.007	0.5	8.12	22	680	1.8	2	2.43	0.5	6	7	44	3.3	2.44	0.88	978	6	2.52	4	880	43	0.23	5	382	0.32	81	10	157	10
JM RC-47-07	140	142	110446	EXT	0.017	0.5	7.79	48	730	1.8	2	2.08	0.5	6	14	68	3.75	2.21	1.22	1500	7	2.25	7	478	43	0.87	5	345	0.35	81	10	181	10
JM RC-47-07	142	144	110447	EXT	0.007	0.5	7.82	27	610	1.4	4	4.23	2.1	37	144	321	5.38	2.3	3.27	3080	18	2.58	85	1150	37	0.28	5	244	0.6	151	10	518	10
JM RC-47-07	144	146	110448	EXT	0.036	0.8	8.08	48	680	2.1	2	3.56	1.6	34	146	237	5.58	2.44	2.82	3000	8	3.06	64	1410	51	0.38	6	208	0.68	170	30	430	10
JM RC-47-07	146	148	110449	EXT	0.043	0.8	8.44	80	630	2.1	4	4.81	2.2	17	61	236	4.87	1.85	2.11	3730	11	2.63	21	2140	44	0.34	6	200	0.71	153	10	425	10
JM RC-47-07	148	150	110450	EXT	0.036	0.5	8.37	61	790	2.4	3	3.48	0.7	20	60	119	5.7	1.84	2.84	3380	8	2.71	24	2158	42	0.09	5	196	0.73	156	10	388	10
JM RC-47-07	150	152	110451	EXT	0.036	0.5	8.6	80	880	2.2	3	2.64	1.5	14	92	140	5.40	1.64	1.96	2270	8	2.47	15	1918	54	0.61	5	283	0.67	145	10	307	10
JM RC-47-07	152	154	110452	EXT	0.026	0.5	7.7	50	640	1.7	3	3.13	0.5	14	92	130	5.50	1.68	1.57	2600	8	2.61	18	1880	38	0.2	6	244	0.66	142	10	286	10
JM RC-47-07	154	156	110453	EXT	0.035	0.5	8.38	71	1030	2.4	9	2.27	0.8	11	60	118	5.44	2.08	2.11	2330	7	2.21	19	2140	70	0.38	5	257	0.65	158	10	303	10
JM RC-47-07	156	158	110454	EXT	0.027	0.5	8.52	80	1180	2.1	5	2.53	1.1	21	62	128	6	2.33	2.14	2850	7	2.37	22	2230	75	0.41	6	282	0.72	164	10	329	10
JM RC-47-07	158	160	110455	EXT	0.022	0.5	8.9	50	880	1.9	2	2.05	1	21	68	75	5.64	1.74	2.18	2740	7	2.97	24	2140	62	0.13	5	288	0.7	154	10	333	10
JM RC-47-07	160	162	110456	EXT	0.017	0.5	8.31	48	830	2	2	3.06	0.8	24	58	68	5.8	1.61	2.17	2780	5	2.48	24	2118	54	0.08	6	278	0.7	153	10	282	10
JM RC-47-07	162	164	110457	EXT	0.025	0.5	8.38	100	770	2.5	6	2.29	0.8	22	56	80	5.8	1.64	1.98	2720	6	2.06	18	2140	48	0.27	6	258	0.68	153	10	312	10
JM RC-47-07	164	166	110458	EXT	0.040	0.6	8.77	73	880	2.9	5	2.08	1.8	44	57	276	6.15	1.46	2.21	3880	10	2.63	28	2270	48	0.33	5	256	0.73	182	10	388	10
JM RC-47-07	166	168	110459	EXT	0.035	0.5	8.46	104	840	2.1	5	2.08	1.1	20	82	83	5.88	1.65	1.78	3240	6	2.57	21	2118	43	0.23	5	282	0.68	155	10	308	10
JM RC-47-07	168	170	110460	EXT	0.021	0.5	8.22	60	1120	2.1	4	1.48	0.8	15	58	83	5.48	1.58	1.98	2430	7	2.65	18	1980	42	0.25	5	223	0.48	148	10	301	10
JM RC-47-07	170	172	110461	EXT	0.038	0.5	8.48	30	570	2.5	4	1.23	0.5	9	95	84	5.9	1.11	2.05	2150	6	2.3	18	2080	44	0.27	5	214	0.48	148	10	277	10
JM RC-47-07	172	174	110462	ORG	0.071	0.5	8.17	62	400	2.4	3	1.18	0.5	10	48	84	5.8	0.97	1.88	1820	7	2.85	14	1970	38	0.28	6	224	0.52	148	10	248	10
JM RC-47-07	174	176	110464	EXT	0.081	0.5	7.38	63	780	1.8	3	1.47	0.6	11	62	108	6.21	1.32	1.98	2180	5	2.2	20	1400	74	0.67	5	281	0.48	134	10	274	10
JM RC-47-07	176	178	110465	EXT	0.044	0.5	8.87	75	880	1.8	2	2.51	0.6	23	68	84	6	1.4	2.37	3740	6	2.24	38	1580	58	0.11	6	278	0.88	177	10	425	10
JM RC-47-07	178	180	110466	EXT	0.024	0.5	8.77	78	518	1.8	2	2.8	1.4	61	88	106	6.58	1.24	2.87	4400	6	2.08	38	1818	82	0.25	5	282	0.68	143	10	511	20
JM RC-47-07	180	182	110467	EXT	0.018	0.5	8.45	38	630	1.3	2	2.93	0.5	28	48	76	4.78	1.73	1.87	2400	4	2.46	25	630	48	0.04	5	374	0.53	188	10	315	40
JM RC-47-07	182	184	110468	EXT	0.022	0.5	8.37	30	680	1.6	2	1.88	0.5	18	41	84	4.18	1.08	1.5	1015	4	3.58	18	680	65	0.08	5	334	0.44	138	10	285	10
JM RC-47-07	184	186	110469	EXT	0.028	0.5	7.86	96	900	1.7	5	0.5	0.5	5	78	42	4.14	1.84	2	1536	4	0.9	15	840	46	0.33	6	219	0.24	152	10	214	10



RDH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-47-07	186	188	110470	EXT	0.013	0.5	6.16	34	830	1	7	0.23	0.5	1	62	27	1.29	2.01	0.83	241	5	0.3	4	880	56	0.32	18	227	0.39	176	10	44	18
JM RC-47-07	188	190	110471	EXT	0.017	0.5	7.31	38	780	0.8	8	0.16	0.5	1	63	15	1.15	1.18	0.36	141	6	0.18	5	1350	133	0.36	18	249	0.41	158	10	31	10
JM RC-47-07	190	192	110472	EXT	0.02	0.6	7.87	43	848	1.1	8	0.22	0.5	1	32	30	1.33	1.52	0.56	173	7	0.27	2	1430	119	0.45	8	238	0.44	175	10	41	18
JM RC-47-07	192	194	110473	EXT	0.017	0.5	7.48	26	840	1	13	0.19	0.5	1	50	18	1.17	1.06	0.4	91	8	0.22	3	1290	141	0.46	8	218	0.46	167	10	31	18
JM RC-47-07	194	196	110474	EXT	0.012	0.6	6.75	45	576	0.9	11	0.14	0.5	1	58	31	2.7	1.7	0.24	124	10	0.21	4	770	58	0.45	8	153	0.29	120	10	47	18
JM RC-47-07	196	198	110475	EXT	0.01	0.5	5.42	20	810	0.8	3	0.09	0.5	1	23	25	1	1.14	0.25	108	6	0.17	3	450	47	0.24	7	102	0.14	45	10	29	18
JM RC-47-07	198	200	110476	EXT	0.017	0.5	5.81	20	710	1	2	0.11	0.5	1	51	16	1.05	1.1	0.31	98	5	0.17	2	630	46	0.27	5	143	0.1	75	10	28	10
JM RC-47-07	200	202	110477	EXT	0.011	0.5	6.71	34	640	1	3	0.14	0.5	1	45	25	0.98	0.75	0.36	98	4	0.2	2	820	79	0.26	8	175	0.34	88	10	30	10
JM RC-47-07	202	204	110478	EXT	0.024	0.5	6.35	123	870	1.5	19	0.15	0.5	1	9	38	2.76	2.04	0.41	108	5	0.18	1	540	29	0.48	18	118	0.21	91	10	28	10
JM RC-47-07	204	206	110479	EXT	0.008	0.6	5.64	47	1040	1.3	19	0.06	0.5	1	7	26	1.12	1.96	0.27	58	4	0.14	1	250	30	0.23	12	44	0.09	22	10	30	10
JM RC-47-07	206	208	110480	EXT	0.014	0.5	5.96	70	620	1.3	11	0.19	0.5	1	7	40	2.19	1.7	0.4	158	5	0.42	1	530	80	0.46	18	97	0.11	41	10	33	10
JM RC-47-07	208	210	110481	EXT	0.098	0.5	7.67	54	720	1.8	4	0.42	0.8	6	14	136	3.45	1.08	0.82	888	8	2.27	1	840	82	0.98	5	138	0.4	100	10	223	10
JM RC-47-07	210	212	110482	ORG	0.031	0.6	6.31	51	600	2.1	8	1.37	3.3	8	17	134	4	1.32	1.25	1670	5	2.32	4	1130	53	0.59	8	160	0.81	151	10	489	10
JM RC-47-07	212	214	110484	EXT	0.014	0.6	6.32	34	1160	1.4	4	0.22	0.5	1	12	35	1.42	2.38	0.28	183	5	1.12	1	380	45	0.96	5	75	0.09	30	10	41	10
JM RC-47-07	214	216	110485	EXT	0.018	0.5	7.08	47	350	1.7	4	0.36	0.6	1	7	38	1.37	1.12	0.25	137	6	2.08	1	290	31	0.86	5	41	0.19	27	10	33	20
JM RC-47-07	216	218	110486	EXT	0.011	0.5	6.37	27	280	1.3	4	0.21	0.5	1	18	16	1.08	0.84	0.15	84	4	2.98	1	320	37	0.51	5	68	0.18	35	10	20	10
JM RC-47-07	218	220	110487	EXT	0.027	0.5	7.32	87	950	2.1	3	0.55	0.5	6	18	85	2.58	1.36	0.33	314	7	2.3	1	330	32	1.33	7	108	0.48	92	10	80	18
JM RC-47-07	220	222	110488	EXT	0.015	0.5	6.85	31	550	1.7	3	0.68	0.5	5	4	110	2.24	2.36	0.31	106	4	0.46	2	180	19	2.05	5	28	0.08	23	10	77	10
JM RC-47-07	222	224	110489	EXT	0.052	1.6	7.61	38	880	1.7	4	0.46	4.6	8	40	563	3.17	1.43	0.87	672	6	0.08	32	380	38	1.55	5	87	0.36	48	10	1040	40
JM RC-47-07	224	226	110490	EXT	0.03	0.5	7.45	18	450	1.8	2	0.31	0.6	6	12	161	2.83	1.45	1.02	646	8	1.84	4	300	30	1.84	8	40	0.37	84	10	182	20
JM RC-47-07	226	228	110491	EXT	0.012	1.1	7.06	8	278	1.1	2	0.07	0.5	3	24	45	2.22	1.63	0.3	113	1	0.51	13	210	17	2.21	5	31	0.06	17	10	38	30
JM RC-47-07	228	230	110492	EXT	0.009	1.7	7.3	5	418	1	2	0.08	0.5	3	10	48	1.41	1.64	0.15	45	1	0.36	3	250	14	1.41	5	52	0.1	22	10	88	30
JM RC-47-07	230	232	110493	EXT	0.046	0.5	7.07	5	338	1.2	3	0.06	0.5	3	11	28	1.27	1.54	0.14	41	3	0.44	4	288	19	1.21	5	48	0.1	21	10	34	20
JM RC-47-07	232	234	110494	EXT	0.009	0.6	7.42	5	438	1.3	5	0.07	0.5	1	18	33	1.34	1.67	0.19	48	3	0.38	3	270	14	1.32	8	51	0.1	17	10	34	20
JM RC-47-07	234	236	110495	EXT	0.05	0.5	7.96	31	480	1.6	3	0.4	4.4	5	30	177	2.18	1.36	0.06	982	4	1.33	12	619	45	1.33	7	122	0.24	71	10	525	20
JM RC-47-07	236	238	110496	EXT	0.018	0.7	7.14	18	850	1.5	6	0.09	1.2	2	25	54	1.44	1.83	0.73	324	3	0.15	3	440	35	1.36	14	68	0.18	47	10	94	20
JM RC-47-07	238	240	110497	EXT	0.008	1.3	7.12	8	890	0.7	2	0.04	0.6	3	9	12	1.07	1.15	0.87	30	3	0.1	6	330	17	1.08	5	54	0.06	14	10	30	20
JM RC-47-07	240	242	110498	EXT	0.012	0.5	7.69	21	818	0.5	2	0.07	0.6	4	23	18	1.58	0.7	0.1	57	3	0.11	4	400	38	1.38	12	113	0.13	47	10	28	20
JM RC-47-07	242	244	110499	ORG	0.01	0.6	7.73	23	538	0.7	3	0.09	1.2	2	28	15	0.84	1.87	0.15	47	4	0.17	2	530	51	0.78	12	171	0.17	58	10	35	20
JM RC-47-07	244	246	110501	EXT	0.016	0.5	6.92	34	140	1.5	2	0.34	6.1	4	45	47	1.34	1.28	0.75	580	4	0.82	23	400	20	0.87	8	40	0.12	27	10	471	30
JM RC-47-07	246	248	110502	EXT	0.018	0.7	7.56	28	450	1.7	6	0.52	5	4	86	67	1.62	1.33	0.82	716	3	0.58	31	780	50	1.22	11	100	0.25	75	10	546	30
JM RC-47-07	248	250	110503	EXT	0.013	0.5	7.42	21	398	1.4	4	0.11	7.4	1	25	30	0.84	1.36	0.46	272	3	0.94	4	440	51	0.88	8	79	0.18	45	10	110	30
JM RC-47-07	250	252	110504	EXT	0.014	0.6	6.79	14	250	1.6	2	0.09	4.6	2	4	32	0.87	1.47	0.83	306	3	0.5	3	240	44	0.89	8	29	0.07	7	10	152	30
JM RC-47-07	252	254	110505	EXT	0.013	0.5	6.98	14	450	1.4	3	0.08	3.4	3	30	27	1	1.42	0.53	80	2	0.52	3	530	50	0.79	15	67	0.17	62	10	86	30
JM RC-47-07	254	256	110506	EXT	0.017	0.9	7.1	25	380	1.2	3	0.11	1.5	3	37	31	0.88	1.54	0.52	108	3	0.54	2	550	60	0.77	20	100	0.22	46	10	112	30
JM RC-47-07	256	258	110507	EXT	0.01	7.5	6.07	27	300	1.3	3	0.1	2.2	3	14	32	0.88	1.04	0.53	205	3	2.14	3	280	81	0.71	12	51	0.08	24	10	124	40
JM RC-47-07	258	260	110508	EXT	0.013	1	7.5	27	250	1.3	2	0.12	2.2	2	34	56	1.14	0.42	0.53	220	3	2.6	3	370	81	0.68	11	47	0.15	36	10	212	30
JM RC-47-07	260	262	110509	EXT	0.018	1	7.32	28	150	1.2	4	0.14	2.3	1	14	47	0.97	0.57	0.29	249	2	3.77	4	290	16	0.74	5	50	0.12	38	10	282	20
JM RC-47-07	262	264	110510	EXT	0.012	0.6	6.73	16	40	1.1	2	0.1	1	1	4	45	0.88	0.46	0.29	188	3	3.66	3	180	34	0.78	5	23	0.07	7	10	171	30
JM RC-47-07	264	266	110511	EXT	0.029	0.5	6.08	37	400	1.5	3	0.07	0.6	3	17	58	2.6	2.06	0.29	191	5	0.45	3	290	44	2.56	12	82	0.1	29	10	114	30
JM RC-47-07	266	268	110512	EXT	0.047	0.6	6.19	44	330	1.4	3	0.04	0.5	4	10	93	4.12	2.37	0.3	258	5	0.14	3	230	43	3.83	11	30	0.09	16	10	185	20
JM RC-47-07	268	270	110513	EXT	0.034	0.7	6.56	37	370	1.5	3	0.03	0.7	2	5	98	2.6	2.64	0.51	193	3	0.14	3	150	41	2.29	12	18	0.07	8	10	168	40
JM RC-47-07	270	272	110514	EXT	0.026	1	6.96	37	520	1.2	5	0.06	1.6	3	26	73	1.93	1.86	0.31	173	4	0.57	5	350	38	1.8	12	86	0.18	43	10	358	100
JM RC-47-07	272	274	110515	ORG	0.025	0.5	7.08	63	180	1.6	2	0.22	1.6	3	10	51	1.58	1.02	0.31	348	4	2.88	5	240	67	1.42	5	46	0.1	17	10	329	20
JM RC-47-07	274	276	110517	EXT	0.037	0.8	7.92	38	470	1.6	2	0.6	4	7	4	94	2.48	1.13	0.88	1329	4	3.93	4	660	74	0.97	5	88	0.38	46	10	803	30
JM RC-47-07	276	278	110518	EXT	0.058	1.1	6.53	12	460	1.7	2	1.82	7.7	13	18	158	4.55	1.35	1.42	3130	8	2.84	8	1380	77	0.92	5	200	0.08	167	10	1780	20
JM RC-47-07	278	280	110519	EXT	0.034	1	6.88	15	340	2.1	2	3.27	3.6	13	8	80	5.73	1.02	1.66	4340	8	2.48	4	1500	80	0.54	5	245	0.05	223	10	1190	30
JM RC-47-07	280	282	110520	EXT	0.036	0.5	6.45	34	750	1.8	2	1.56	4.8	11	7	88	3.42	1.82	1.12	2080	7	2.84	7	1450	88	1.1	5	147	0.06	73	10	1040	20
JM RC-47-07	282	283	110521	EXT	0.034	1.6	7.98	32	700	1.5	3	0.9	2.7	8	41	72	2.75	1.64	0.6	1835	5	1.6	3	1320	64	0.98	8	162	0.48	106	10	517	30
JM RC-46-07	0	2	110522	EXT	0.023	0.6	2.77	16	180	0.5	2	0.15	0.5	1	8	28	1.76	0.01	0.04	108	7	0.08	2	370	17	1.57	5	119	0.08	13	10	30	30
JM RC-46-07	2	4	110523	EXT	0.023	0.5	2.78	34	140	0.5	2	0.08	0.5	3	8	34	2.41	0.06	0.03	68	12	0.07	2	440	14	2.11	6	140	0.08	15	10	38	30
JM RC-46-07	4	6	110524	EXT	0.022	0.5	2.77	16	80	0.5	2	0.08	0.5	1	8	21	2.2	0.04	0.03	128	5	0.13	4	440	25	1.98	5	142	0.08	14	10	14	30
JM RC-46-07	6	8	110525	EXT	0.018	0.5	2.8	17	140	0.5	2	0.04	0.5	1	8	16	2.05	0.08	0.02	80	4	0.08	2	380	30	1.58	6	146	0.05	9	10	8	10
JM RC-46-07	8	10	110526	EXT	0.008	0.5	2.84	14	150	0.5	2	0.04	0.5	3	5	63	2.18	0.57	0.02	70	18	0.08	3	370	30	1.45	8	106	0.03	7	10	7	10
JM RC-46-07	10	12	110527	EXT	0.011	0.5	3.34	8	110	0.5	2	0.04	0.5	6	13	134	2.74	0.65	0.02	67	22	0.08	8	400	28	2.61	5	162	0.03	14	10	13	20
JM RC-46-07	12	14	110528	EXT	0.01	0.5	2.87	20	70	0.5	2	0.03	0.5	7	7	45	2.81	0.62	0.02	78	14	0.08	5	270	18	3.77	5	88	0.06	11	20	17	20
JM RC-46-07	14	16	110529	EXT	0.008	1.1	3.71	40	30	0.5	2	0.05	0.8	17	8	214	5.06	0.8	0.05	114	18	0.09	8	300	14	6.38	5	42	0.04	17	30	28	20
JM RC-46-07	16	18	110530	EXT	0.016	0.6	3.83	30	40	0.5	2	0.06	0.5	23	11	172	4.65	0.88	0.04	106	7	0.08	8	360	26	6.21	5	114	0.06	16	60	21	20
JM RC-46-07	18	20	110531	EXT	0.02	0.5	3.33	27	30	0.5	2	0.05	0.5	18	11	301	4.4	0.54	0.01	72	8	0.08	4	420	37	5.43	5	148	0.03	16	60	20	30
JM RC-46-07	20	22	110532	EXT	0.018	0.5	3.08	13	30	0.5	2	0.03	0.7	24	8	98	4.56	0.52	0.09	72	8	0.09	17	340	41	5.94	5	108	0.04	13	80	20	30
JM RC-46-07	22	24	110533	EXT	0.014	0.5	4.5	38	100	0.5	2	0.02	0.5	25	4	66	3.58	1.27	0.04	42	4	0.04	16	330	20	4.1	5	87	0.04	16	30	15	20
JM RC-46-07	24	26	110534	EXT	0.015	0.5	4.71	40	100	0.5	2	0.02	0.5	17	5	52	3.15	1.56	0.08	40	4	0.03	13	270	27	3.6	5	73	0.05	13	20	18	18
JM RC-46-07	26	28	110535	EXT	0.013	0.5	4.77	13	120	0.5	3	0.02	0.8	38	4	46	2.98	1.56	0.08	38	8	0.03	18	280	15	3.17	5	77	0.08	11	20	14	20
JM RC-46-07	28	30	110536	EXT	0.024	0.5	3.64	30	40	0.5	2	0.03	0.5	27	5	67	5.08	0.9	0.05	47	4	0.05	18	330	30	5.38	5	142	0.04	11	130	19	20
JM RC-46-07	30	32	110537	EXT	0.015	0.5	3.08	18	80	0.5	2	0.02	0.8	20	4	58	3.54	0.95	0.02	38	3	0.46	14	320	27	4.44	5	129	0.04	15	70	35	18
JM RC-46-07	32	34	110538	EXT	0.032	0.6	3.47	25	40	0.5	3	0.09	0.9	15	6	182	4.1	0.37	0.01	32	4	0.09	7	440	37	7.06	6	243	0.03	11	10	16	18
JM RC-46-07	34	36	110539	EXT	0.086	1.1	2.8	27	40	0.5	2	0.05	0.5	27	7	288	10.15	0.29	0.01	40	6	0.06	7	680	62	10	5	427	0.03	11	10	12	30
JM RC-46-07	36	38	110540	EXT	0.086	0.6	4.34	47	70	0.5	3	0.06	0.5	17	18	200	5.17	0.16	0.03	67	8	0.1	8	620	47	6.67	5	408	0.04	23	10	20	10
JM RC-46-07	38	40	110541	EXT	0.041	0.5	5.14	22	80	0.5	2	0.03	0.5	15	4	104	3.78	1.45	0.06	40	8	0.05	4	380	32	4.02	5	133	0.06	28	10	23	10
JM RC-46-07	40	42	110542	EXT	0.012	0.7	4.86	74	40	0.5	3	0.03	0.5	12	9	362	4.28	1.09	0.03	46	14	0.07	8	400	34	4.5	5	150	0.04	25	10	41	10
JM RC-46-07	42	44	110543	ORG	0.036	0.5	5.08	44	100	0.5	2	0.04	3	14	18	208	3.28	1.08	0.07	44	10	0.07	12	380	22	3.86	5	78	0.08	28	10	84	20
JM RC-46-07	44	46	110545	EXT	0.03	2.4	5.27	27	128	0.5	1	0.08	1.3	18	8	134	4.08	1.67	0.06	64	12	0.08	18	350	21	4.38	5	74	0.04	28	10	38	20
JM RC-46-07	46	48	110546	EXT	0.026	0.5	5.42	136	128	0.5	2	0.03	0.5	12	8	437	3.98	1.53	0.06	81	19	0.06	8	410	26	4.05	5	100	0.06	28	10	24	30
JM RC-46-07	48	50	110547	EXT	0.036	0.5	5.46	48	90	0.5	2	0.04	0.5	14	8	258	3.68	1.38	0.04	80	7	0.07	9	430	25	4.12	5	103	0.05	28	10	26	10
JM RC-46-07	50	52	110548	EXT	0.026	0.5	4.06	33	80	0.5	2	0.04	0.5	11	8	244	4.02	1.11	0.03	83	8	0.07	7	450	27	4.08	5	108	0.04	25	10	19	20
JM RC-46-07	52	54	110549	EXT	0.021	0.5	3.83	43	70	0.5	2	0.03	0.5	15	13	452	5.58	0.88	0.01	77	16	0.06	11	340	23	8.35	5	88	0.03	30	10	27	30
JM RC-46-07	54	56	110550	EXT	0.021	0.5	4.07	41	70	0.5	2	0.03	0.5	21	13	186	4.18	0.8	0.01	118	21	0.17	8	350	21	4.8	5	85	0.03	22	140	34	20
JM RC-46-07	56	58	110551	EXT	0.022	0.5	5.05	22	80	0.5	2	0.03	0.5	13	10	90	3.58	1.45	0.05	70	30	0.07	11	380	22	4.15	5	78	0.06	28	10	33	20
JM RC-46-07	58	60	110552	EXT	0.033	0.5	4.81	38	90	0.5	2	0.03	0.5	15	10	142	3.77	1.44	0.04	104	35	0.08	9	370	28	3.72	5	93	0.04	30	60	38	10
JM RC-46-07	60	62	110553	EXT	0.016	0.5	3.64	41	70	0.5	2	0.03	0.5	33	14	148	4.54	0.8	0.02	125	37	0.08	12	420	40	4.8	5	158	0.03	17	310	121	20
JM RC-46-07	62	64	110554	EXT	0.016	0.5	4.48	31	80	0.5	2	0.03	0.5	15	6	115	3.85	1.13	0.03	76	6	0.08	6	380	24	4.01	5	110	0.03	20	40	28	10
JM RC-46-07	64	66	110555	EXT	0.017	0.5	4.27	14	80	0.5	2	0.02	0.5	12	5	71	3.3	1.06	0.03	88	5	0.06	2	380	37	3.48	5	104	0.03	16	40	18	10
JM RC-46-07	66	68	110556	EXT	0.025	0.5	4.1	34	70	0.5	2	0.02	0.5	20	7	138	3.72	1.08	0.03	72	10	0.06	4	380	22	4.17	5	68	0.03	17	40	17	20
JM RC-46-07	68	70	110557	EXT	0.028	0.6	4.71	45	80	0.5	2	0.02	0.5	18	8	346	4.08	1.2	0.03	57	32	0.07	2	350	26	4.44	5	70	0.03	25	30	18	10
JM RC-46-07	70	72	110558	EXT	0.046	0.6	5.54	111	40	0.5	2	0.02	0.5	10	8	520	3.88	1.28	0.04	54	19	0.08	2	380	37	4.32	5	145	0.04	32	10	18	10
JM RC-46-07	72	74	110559	EXT	0.058	0.8	6.82	257	30	0.5	2	0.03	0.6	8	8	836	3.15	1.6	0.07	82	18	0.14	2	530	46	3.86	10	285	0.08	34	20	14	20
JM RC-46-07	74	76	110560	EXT	0.03	0.7	4.38	24	150	0.5	2	0.02	0.6	13	8	274	4.61	1.28	0.03	61	40	0.08	2	340	35	5.33	5	86	0.08	34	30	15	18
JM RC-46-07	76	78	110561	EXT	0.024	0.5	4	13	110	0.5	2	0.02	0.6	14	12	88	4.72	1.21	0.03	58	19	0.07	8	330	27	5.32	5	87	0.04	44	40	13	20
JM RC-46-07	78	80	110562	EXT	0.025	0.5	4.3	14	130	0.6	2	0.06	0.5	18	17	108	5.07	1.84	0.08	81	21	0.08	6	750	38	5.71	5	172	0.11	66	20	14	30
JM RC-46-07	80	82	110563	EXT	0.014	0.5	5.11	14	100	0.5	4	0.05	0.5	15	8	222	4.4	1.51	0.03	58	35	0.08	5	680	38	5.24	5	130	0.08	51	20	14	18
JM RC-46-07	82	84	110564	EXT	0.017	0.5	4.91	25	90	0.5	2	0.07	0.5	28	8	186	6.18	0.9	0.01	84	38	0.11	5	740	51	7.74	5	184	0.08	48	40	12	10
JM RC-46-07	84	86	110565	EXT	0.018	0.6	4.33	15	60	0.5	3	0.07	0.8	22	7	87	5.2	0.94	0.03	44	22	0.08	8	770	80	6.32	5	258	0.08	45	40	11	10
JM RC-46-07	86	88	110566	EXT	0.018	0.5	4.79	21	70	0.5	2	0.07	0.5	22	7	148	4.15	1.16	0.01	54	11	0.08	8	770	85	5.57	5	142	0.1	54	60	15	10
JM RC-46-07	88	90	110567	EXT	0.031	0.5	5.5	18	80	0.5	2	0.08	0.5	18	8	148	4.41	1.17	0.02	45	12	0.13	7	820	79	5.82	7	283	0.11	61	40	12	10
JM RC-46-07	90	92	110568	EXT	0.026	0.5	4.74	18	70	0.5	1	0.08	0.5	19	11	82	4.73	1.84	0.02	58	14	0.1	8	800	78	5.85	5	238	0.08	48	60	10	10
JM RC-46-07	92	94	110569	EXT	0.12	1.3	4.38	273	30	0.5	2	0.08	0.8	18	7	1130	12.65	0.83	0.01	48	8	0.3	15	818	111	10	5	633	0.06	38	40	7	30
JM RC-46-07	94	96	110570	EXT	0.145	1.3	5	317	40	0.5	4	0.08	0.8	14	8	1330	10.6	1.15	0.01	52	18	0.12	4	1000	87	10	12	412	0.06	47	30	7	40
JM RC-46-07	96	98	110571	EXT	0.056	0.8	4.77	218	50	0.5	2	0.06	0.8	19	8	820	6.18	0.8	0.01	47	32	0.15	4	1110	88	8.66	5	534	0.08	44	30	8	10
JM RC-46-07	98	100	110572	EXT	0.029	0.5	5	68	60	0.5	2	0.07	0.5	20	8	330	5.63	0.8	0.01	48	40	0.12	10	920	88	8.57	5	404	0.07	41	30	8	10
JM RC-46-07	100	102	110573	EXT	0.021	0.5	5.13	34	60	0.5	2	0.05	0.5	34	12	142	4.34	0.88	0.01	47	33	0.11	7	650	34	5.36	5	163	0.08	48	30	8	10
JM RC-46-07	102	104	110574	EXT	0.023	0.5	5.84	14	50	0.5	2	0.08	0.5	23	8	88	5.13	1.37	0.02	48	8	0.11	8	610	56	6.18	5	148	0.08	53	40	11	18
JM RC-46-07	104	106	110575	ORG	0.026	0.5	5.82	18	70	0.5	2	0.07	0.5	28	7	304	4.72	1.63	0.03	41	12	0.1	8	800	60	5.44	5	175	0.08	82	50	11	10
JM RC-46-07	106	108	110577	EXT	0.022	0.5	5.46	17	70	0.5	3	0.06	0.6	23	7	116	4.52	1.28	0.02	40	14	0.12	8	710	45	5.44	8	140	0.08	44	40	11	10
JM RC-46-07	108	110	110578	EXT	0.033	0.5	4.56	31	60	0.5	2	0.06	0.5	21	8	113	3.62	1.08	0.02	48	4	0.14	5	570	46	4.65	5	183	0.05	36	30	17	10
JM RC-46-07	110	112	110579	EXT	0.034	0.5	5.49	40	60	0.5	2	0.05	0.5	18	7	173	3.86	1.36	0.03	41	86	0.18	6	610	46	4.88	5	203	0.08	43	18	8	10
JM RC-46-07	112	114	110580	EXT	0.036	0.5	6.27	32	50	0.5	2	0.07	0.5	18	8	413	4.36	1.54	0.04	41	35	0.15	6	740	52	5.51	5	136	0.08	48	10	8	10
JM RC-46-07	114	116	110581	EXT	0.034	0.5	5.34	25	70	0.5	2	0.04	0.5	18	8	153	3.44	1.51	0.04	40	11	0.11	7	500	36	4.34	5	116	0.07	34	10	13	18

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM RC-46-07	116	118	110582	EXT	0.027	0.5	[illegible]	16	40	0.5	2	0.05	0.5	18	7	100	3.48	1.61	0.04	42	60	0.13	7	600	50	4.42	5	163	0.06	46	10	8	10
JM RC-46-07	118	120	110583	EXT	0.030	0.5	6.13	56	50	0.5	2	0.07	0.6	20	4	380	3.87	1.41	0.05	37	16	0.14	6	630	66	4.88	5	294	0.09	49	10	13	10
JM RC-46-07	120	122	110584	EXT	0.035	0.6	6.01	18	40	0.5	2	0.08	0.6	27	7	91	6.34	1.58	0.03	41	27	0.22	7	1130	62	6.58	7	611	0.07	63	10	14	10
JM RC-46-07	122	124	110585	EXT	0.03	0.5	[illegible]	22	50	0.5	2	0.09	0.5	15	14	232	4.37	1.28	0.03	33	18	0.15	9	680	54	5.41	5	287	0.06	54	10	8	10
JM RC-46-07	124	126	110586	EXT	0.023	0.5	4.54	38	80	0.5	2	0.03	0.6	27	8	207	3.56	0.98	0.01	55	20	0.14	10	400	37	4.12	5	128	0.03	22	10	16	10
JM RC-46-07	126	128	110587	EXT	0.026	0.5	4.78	27	170	0.5	2	0.02	0.6	14	6	186	2.38	1.1	0.02	42	13	0.14	5	340	30	2.8	5	98	0.03	17	10	14	10
JM RC-46-07	128	130	110588	EXT	0.025	0.5	4.8	14	80	0.5	2	0.02	0.5	17	5	58	2.53	1.34	0.02	44	26	0.12	7	320	23	2.97	5	105	0.04	17	10	12	10
JM RC-46-07	130	132	110589	EXT	0.05	0.5	[illegible]	43	100	0.5	2	0.06	0.6	23	67	1310	3.88	1.32	0.04	37	19	0.13	40	780	29	4.52	5	160	0.05	45	10	11	10
JM RC-46-07	132	134	110590	EXT	0.048	0.5	5.43	60	40	0.5	4	0.07	0.5	22	25	682	4.3	1.08	0.03	43	23	0.14	19	880	28	4.75	5	148	0.06	42	20	19	10
JM RC-46-07	134	136	110591	EXT	0.025	0.5	4.08	33	70	0.5	2	0.02	0.5	34	5	191	4.11	0.98	0.02	47	12	0.1	5	250	20	4.28	5	78	0.03	17	20	12	10
JM RC-46-07	136	138	110592	EXT	0.081	0.6	7.1	66	40	0.5	2	0.11	0.5	27	45	931	5.72	1.48	0.07	34	24	0.08	37	1040	20	6.14	5	213	0.1	94	10	13	20
JM RC-46-07	138	140	110593	EXT	[illegible]	0.5	7.02	43	110	0.5	2	0.04	0.6	18	14	881	4.82	1.86	0.09	26	12	0.08	18	880	21	5.02	5	154	0.14	65	10	16	30
JM RC-46-07	140	142	110594	EXT	[illegible]	3.6	7.58	81	40	0.5	2	0.07	0.5	34	14	856	6.2	2.04	0.09	31	44	0.1	11	710	28	5.24	5	163	0.13	98	10	11	20
JM RC-46-07	142	144	110595	EXT	0.075	0.5	[illegible]	138	80	0.5	2	0.04	2.7	20	20	1130	4.45	1.94	0.08	29	26	0.14	13	710	22	5	6	147	0.08	95	10	16	20
JM RC-46-07	144	146	110596	EXT	0.082	0.5	7.33	146	40	0.5	2	0.1	0.8	21	52	1100	5.87	1.67	0.05	31	45	0.15	38	1110	25	6.83	5	244	0.1	102	10	14	10
JM RC-46-07	146	148	110597	EXT	0.029	0.6	[illegible]	75	40	0.5	2	0.03	0.6	15	9	504	3.63	1.77	0.04	34	10	0.15	7	430	25	4.16	5	63	0.05	25	10	15	10
JM RC-46-07	148	150	110598	EXT	0.033	0.5	[illegible]	11	80	0.5	2	0.03	0.5	17	6	645	[illegible]	1.78	0.07	51	24	0.1	6	380	28	3.62	5	42	0.05	28	10	14	10
JM RC-46-07	150	152	110599	EXT	0.031	0.5	6.08	26	80	0.5	2	0.03	0.6	20	10	767	3.46	1.75	0.06	46	14	0.13	6	430	28	3.57	5	60	0.05	24	10	15	10
JM RC-46-07	152	154	110600	EXT	0.02	0.5	6.47	38	80	0.5	2	0.05	0.5	18	11	258	4.04	2.04	0.07	51	8	0.12	7	630	28	4.04	5	114	0.06	30	10	16	20
JM RC-46-07	154	156	110601	ORG	0.065	0.5	[illegible]	57	130	0.5	2	0.14	0.5	35	76	426	6.72	2.03	0.12	37	7	0.07	86	1320	12	8.34	5	[illegible]	0.16	140	10	12	30
JM RC-46-07	156	158	110603	EXT	[illegible]	0.7	6.74	30	180	0.5	2	0.09	1.4	28	28	861	6.05	1.82	0.13	40	10	0.07	23	650	19	5.57	5	[illegible]	0.16	127	10	15	40
JM RC-46-07	158	160	110604	EXT	0.032	0.5	5.08	32	80	0.5	3	0.03	0.5	13	7	405	3.77	1.14	0.03	[illegible]	9	0.08	8	410	21	3.58	5	86	0.04	31	10	22	20
JM RC-46-07	160	162	110605	EXT	0.027	0.5	[illegible]	36	80	0.5	2	0.04	0.5	12	7	320	3.13	1.45	0.04	54	14	0.18	4	550	46	3.78	5	142	0.04	23	10	17	10
JM RC-46-07	162	164	110606	EXT	0.078	0.5	7.72	56	50	0.5	3	0.15	0.5	31	15	879	7.01	1.63	0.1	50	13	0.17	13	1410	36	[illegible]	5	247	0.17	[illegible]	10	28	40
JM RC-46-07	164	166	110607	EXT	0.064	0.7	[illegible]	62	40	0.5	4	0.19	0.6	31	16	2080	[illegible]	1.98	0.13	43	10	0.15	13	1640	35	8.8	5	306	0.18	125	10	18	70
JM RC-46-07	166	168	110608	EXT	0.046	0.5	6.05	[illegible]	100	0.5	2	0.16	0.6	28	16	[illegible]	6.83	2.08	0.13	38	3	0.18	8	1400	28	7.03	5	274	0.22	124	10	21	40
JM RC-46-07	168	170	110609	EXT	0.041	0.5	[illegible]	38	80	0.5	2	0.13	0.5	38	16	342	6.25	1.86	0.12	38	1	0.18	12	1100	27	6.58	5	198	0.2	123	10	32	40
JM RC-46-07	170	172	110610	EXT	0.045	0.9	7.87	178	40	0.6	3	0.13	0.7	37	15	580	7.08	1.98	0.08	48	17	0.2	12	[illegible]	64	7.74	5	224	0.14	116	10	44	40
JM RC-46-07	172	174	110611	EXT	0.061	0.8	8	143	80	0.6	3	0.14	0.7	51	17	3580	7.5	2.24	0.13	41	95	0.21	14	1358	43	8	5	252	0.16	125	10	21	40
JM RC-46-07	174	176	110612	EXT	0.075	0.6	6.15	52	40	0.5	2	0.13	0.7	44	27	1040	6.72	2.08	0.14	35	27	0.22	17	1290	33	7.04	5	284	0.23	146	10	18	60
JM RC-46-07	176	178	110613	EXT	0.071	0.5	6.04	46	80	0.5	3	0.1	0.5	33	22	2570	5.56	2.08	0.14	32	8	0.18	14	[illegible]	26	5.73	5	183	0.21	135	10	14	80
JM RC-46-07	178	180	110614	EXT	[illegible]	0.5	7.77	48	170	0.5	2	0.13	0.5	22	19	1030	5.25	2.38	0.16	35	28	0.14	18	1180	26	5.22	5	227	0.25	125	10	15	50
JM RC-46-07	180	182	110615	EXT	0.071	0.5	6.31	64	60	0.5	2	0.15	0.6	64	14	1130	6.1	2.33	0.17	41	38	0.17	21	1400	30	6.6	5	278	0.2	131	10	22	80
JM RC-46-07	182	184	110616	EXT	0.053	0.5	7.41	[illegible]	40	0.5	2	0.17	0.5	40	15	1018	4.6	2.06	0.11	44	38	0.16	18	1128	27	4.8	5	207	0.14	100	10	18	40
JM RC-46-07	184	186	110617	EXT	0.054	0.7	6.82	58	80	0.5	2	0.07	1	30	18	1478	3.43	1.63	0.06	41	22	0.18	15	740	35	[illegible]	5	136	0.1	60	10	14	30
JM RC-46-07	186	188	110618	EXT	0.041	0.5	5.19	67	120	0.5	2	[illegible]	0.6	22	5	1158	[illegible]	1.13	0.03	54	48	[illegible]	18	370	30	2.14	5	84	0.05	28	10	14	20
JM RC-46-07	188	190	110619	EXT	0.026	0.5	4.15	47	70	0.5	2	0.03	0.5	12	8	1780	2.77	0.78	0.02	43	38	0.12	5	380	23	2.81	5	118	0.04	23	10	7	10
JM RC-46-07	190	192	110620	EXT	0.035	0.7	4.83	40	80	0.5	2	0.03	0.5	13	5	1818	[illegible]	1.62	0.03	51	32	0.08	3	400	13	3.81	5	[illegible]	0.04	22	10	6	20
JM RC-46-07	192	194	110621	EXT	0.027	0.5	4.51	100	100	0.5	2	0.03	0.5	8	8	981	[illegible]	1.01	0.02	40	28	0.08	3	380	11	2.66	5	93	0.04	27	10	8	20
JM RC-46-07	194	196	110622	EXT	0.029	0.5	4.83	76	80	0.5	2	0.02	0.5	11	8	636	3.83	1.2	0.03	45	30	0.08	3	380	13	3.47	5	82	0.05	20	10	7	30
JM RC-46-07	196	198	110623	EXT	0.034	0.5	4.96	[illegible]	80	0.5	4	0.03	0.5	18	8	1080	3.48	0.87	0.02	37	28	0.08	5	430	18	3.42	5	123	0.04	20	10	8	10
JM RC-46-07	198	200	110624	EXT	0.031	0.5	4.77	70	70	0.5	2	0.04	0.5	18	7	754	[illegible]	0.82	0.01	54	125	0.12	5	530	19	5.65	5	[illegible]	0.03	27	10	7	10
JM RC-46-07	200	202	110625	ORG	0.03	0.6	4.32	77	60	0.5	2	0.03	0.5	13	7	1860	[illegible]	0.81	0.01	43	[illegible]	0.13	4	480	31	4.12	5	174	0.09	21	10	7	10
JM RC-46-07	202	204	110627	EXT	0.036	0.5	6.81	[illegible]	50	0.6	2	0.08	0.5	17	10	673	[illegible]	1.21	0.04	39	15	0.14	6	720	42	5.17	5	275	0.08	[illegible]	10	8	10
JM RC-46-07	204	206	110628	EXT	0.032	0.5	5	78	40	0.5	4	0.03	0.6	12	7	1420	[illegible]	[illegible]	0.02	48	103	0.1	6	480	26	3.9	5	138	0.05	36	10	10	10
JM RC-46-07	206	208	110629	EXT	0.02	0.5	4.71	87	80	0.5	2	0.02	0.5	14	7	737	3.41	[illegible]	0.03	46	40	0.08	4	300	16	3.11	5	78	0.04	18	10	8	10
JM RC-46-07	208	210	110630	EXT	0.023	0.5	[illegible]	152	180	0.5	2	0.03	0.5	8	18	157	2.43	0.4	0.02	43	33	0.12	2	450	30	2.63	5	144	0.04	34	10	6	10
JM RC-46-07	210	212	110631	EXT	0.027	0.5	4.3	145	70	0.5	2	0.02	0.5	8	6	2130	2.77	[illegible]	0.03	38	24	0.06	2	270	16	2.83	5	[illegible]	0.05	34	10	6	10
JM RC-46-07	212	214	110632	EXT	0.034	0.5	4.87	[illegible]	60	0.5	2	0.02	0.5	13	8	3050	[illegible]	1.36	0.04	43	20	0.08	5	380	19	[illegible]	5	87	0.05	34	10	7	10
JM RC-46-07	214	216	110633	EXT	0.036	0.5	5.83	[illegible]	70	0.5	2	0.02	0.5	29	5	[illegible]	2.94	1.27	0.04	31	33	0.08	8	280	10	[illegible]	5	73	0.04	18	10	8	10
JM RC-46-07	216	218	110634	EXT	0.035	0.5	5.35	[illegible]	70	0.5	2	0.02	0.5	11	5	336	4.87	1.08	0.03	53	28	0.08	4	340	13	3.71	6	71	0.04	14	10	18	10
JM RC-46-07	218	220	110635	EXT	0.031	0.5	4.58	21	70	0.5	3	0.01	0.5	11	5	317	3.18	1.3	0.04	34	15	0.08	5	240	18	[illegible]	5	64	0.04	14	10	8	10
JM RC-46-07	220	222	110636	EXT	0.035	0.5	4.86	[illegible]	60	0.5	2	0.03	0.5	12	5	487	3.48	1.15	0.03	34	28	0.09	2	280	13	3.4	5	46	0.04	14	10	8	10
JM RC-46-07	222	224	110637	EXT	0.05	0.5	[illegible]	72	70	0.5	2	0.06	0.5	16	5	796	5.03	0.96	0.03	40	38	0.1	4	[illegible]	45	4.81	5	317	0.04	17	20	7	10
JM RC-46-07	224	226	110638	EXT	0.121	0.6	5.48	110	110	0.5	2	0.02	0.5	10	4	2870	3.75	1.47	0.05	50	13	0.06	3	320	21	[illegible]	6	110	0.04	18	20	8	30
JM RC-46-07	226	228	110639	EXT	0.030	0.5	[illegible]	48	120	0.5	2	0.02	0.5	15	8	813	3.81	1.38	0.05	[illegible]	38	0.16	6	380	18	[illegible]	5	[illegible]	0.03	17	40	14	10
JM RC-46-07	228	230	110640	EXT	[illegible]	0.5	5.28	22	140	0.5	2	0.02	0.5	18	8	152	4.28	1.33	0.04	75	24	0.13	7	330	28	4.28	5	86	0.03	15	40	18	10
JM RC-46-07	230	232	110641	EXT	[illegible]	0.8	5.2	[illegible]	120	0.5	2	0.02	0.5	17	4	1230	[illegible]	1.47	0.05	64	30	0.08	4	280	18	3.75	5	70	0.03	17	20	15	30
JM RC-46-07	232	234	110642	EXT	0.06	0.7	5.48	277	100	0.6	2	0.03	0.5	18	6	1540	3.87	1.6	0.06	46	54	0.11	11	370	18	4.06	5	81	0.04	20	10	18	20
JM RC-46-07	234	236	110643	EXT	0.056	0.5	5.82	232	100	0.5	2	0.02	0.6	11	4	1180	3.65	1.71	0.07	38	77	0.1	7	300	17	3.9	5	60	0.04	17	10	8	10
JM RC-46-07	236	238	110644	EXT	0.064	0.7	[illegible]	[illegible]	120	0.8	2	0.07	0.5	18	17	767	[illegible]	2.18	0.1	42	41	0.18	17	[illegible]	18	6.04	5	175	0.13	82	10	8	30
JM RC-46-07	238	240	110645	EXT	[illegible]	0.8	9.54	83	80	0.8	2	0.12	0.6	24	16	802	7.73	2.57	0.15	38	25	[illegible]	8	1010	32	6.18	7	238	0.17	163	10	14	10
JM RC-46-07	240	242	110646	EXT	0.138	0.8	9.24	45	40	0.7	2	0.1	0.6	21	14	2320	8.74	2.48	0.1	46	8	0.56	9	820	58	9.37	5	348	0.14	171	10	16	10
JM RC-46-07	242	244	110647	ORG	0.134	0.5	6.78	21	70	0.6	2	0.08	0.6	18	15	1080	7.87	2.27	0.13	40	11	0.5	10	870	24	6.11	5	125	0.17	158	10	15	20
JM RC-46-07	244	246	110649	EXT	[illegible]	0.6	6.95	12	60	0.5	2	0.09	0.6	20	15	1370	[illegible]	2.43	0.11	43	16	0.48	12	780	32	6.58	5	208	0.2	182	10	24	90
JM RC-46-07	246	248	110650	EXT	0.083	0.6	[illegible]	17	160	0.7	2	0.12	0.6	21	14	1580	6.28	2.17	[illegible]	43	15	0.48	12	810	23	6.48	5	181	0.21	170	10	25	60
JM RC-46-07	248	250	110651	EXT	0.058	0.5	[illegible]	5	180	0.8	2	0.14	1.2	18	17	601	[illegible]	2.4	0.34	42	13	0.41	8	1140	14	6.02	5	202	0.19	168	10	34	30
JM RC-46-07	250	252	110652	EXT	0.087	0.5	[illegible]	25	80	0.8	2	0.08	0.8	20	16	1470	[illegible]	2.8	0.18	44	29	0.41	18	[illegible]	35	6.38	5	150	0.14	157	10	30	60
JM RC-46-07	252	254	110653	EXT	0.086	0.5	8.11	5	120	1.3	2	0.1	0.6	18	16	1080	4.84	2.73	0.32	43	21	0.45	12	1000	11	4.28	5	108	0.25	156	10	30	10
JM RC-46-07	254	256	110654	EXT	[illegible]	0.5	[illegible]	5	150	1.2	2	0.11	0.5	18	14	1070	[illegible]	2.53	0.32	43	34	0.48	11	1020	13	[illegible]	5	106	0.21	152	10	30	10
JM RC-46-07	256	258	110655	EXT	0.065	0.5	8.14	5	230	1.1	2	0.11	0.6	21	15	1100	6.37	2.53	0.5	52	38	0.47	14	[illegible]	12	4.58	5	115	0.25	158	10	14	10
JM RC-46-07	258	260	110656	EXT	0.054	0.7	8.47	6	[illegible]	1.2	2	0.13	0.8	18	14	[illegible]	4.48	2.25	0.76	61	33	0.58	15	1080	8	3.03	5	105	0.25	162	10	75	10
JM RC-46-07	260	262	110657	EXT	0.127	0.5	[illegible]	[illegible]	220	1.2	2	0.13	2.1	22	14	[illegible]	6.4	2.56	0.31	38	44	0.48	14	1120	12	5.17	5	140	0.21	158	10	37	30
JM RC-46-07	262	264	110658	EXT	0.117	0.5	9.6	18	190	1.4	2	0.12	0.5	22	14	1240	[illegible]	2.14	[illegible]	37	38	0.6	11	[illegible]	8	5.64	5	92	0.23	152	10	23	30
JM RC-46-07	264	266	110659	EXT	0.077	0.5	[illegible]	17	340	1.3	2	0.12	[illegible]	20	16	904	6.3	2.16	0.31	57	42	0.58	13	[illegible]	14	4.67	5	118	0.2	148	10	48	20
JM RC-46-07	266	268	110660	EXT	0.072	0.5	[illegible]	20	220	1.3	2	0.12	0.5	20	18	[illegible]	5.15	2.16	0.35	57	38	0.58	15	1080	8	4.54	5	134	0.18	144	10	58	20
JM RC-46-07	268	270	110661	EXT	0.076	0.6	8.07	91	130	1.2	2	0.15	2.5	22	17	[illegible]	6.11	[illegible]	0.34	[illegible]	26	0.48	11	1200	15	6	5	138	0.21	156	10	60	60
JM RC-46-07	270	272	110662	EXT	0.08	0.7	8.81	23	110	1.6	2	0.35	0.5	28	18	918	[illegible]	2.34	0.4	62	57	0.38	13	[illegible]	42	[illegible]	5	231	0.25	172	10	[illegible]	40
JM RC-46-07	272	274	110663	EXT	0.083	0.5	8.22	5	[illegible]	1.6	2	0.17	0.5	33	15	807	[illegible]	2.41	0.56	[illegible]	22	0.44	16	1350	8	5.22	5	132	0.19	183	10	[illegible]	10
JM RC-46-07	274	276	110664	EXT	0.082	0.5	8.79	5	250	1.3	2	0.17	1.2	25	18	[illegible]	[illegible]	2.06	0.72	79	48	0.48	16	1310	16	4.11	5	148	0.21	170	10	60	10
JM RC-46-07	276	278	110665	EXT	0.057	0.5	8.05	5	[illegible]	1.2	2	0.17	0.5	18	17	801	[illegible]	2.34	0.9	79	25	0.5	15	830	14	2.63	5	138	0.23	152	10	[illegible]	10
JM RC-46-07	278	280	110666	EXT	0.054	0.6	8.63	6	180	1	2	0.14	0.5	18	15	[illegible]	[illegible]	2.5	1.13	84	27	0.44	16	1070	8	3.66	5	143	0.18	147	10	[illegible]	10
JM RC-46-07	280	282	110667	EXT	0.054	0.5	8.07	5	140	1.2	2	0.11	0.5	22	14	813	5.18	2.2	0.81	[illegible]	28	0.46	16	1000	8	4.56	5	111	0.17	144	10	[illegible]	10
JM RC-46-07	282	284	110668	EXT	0.056	0.5	4.7	8	140	1	2	0.1	0.5	21	18	745	[illegible]	2.42	[illegible]	61	18	0.48	15	[illegible]	10	5.09	5	100	0.17	147	10	46	10
JM RC-46-07	284	286	110669	EXT	[illegible]	0.5	[illegible]	5	110	1.2	2	0.1	0.5	23	14	713	[illegible]	2.38	0.58	56	30	0.43	14	840	11	5.02	5	134	0.15	145	10	40	10
JM RC-46-07	286	288	110670	ORG	0.372	0.5	6.53	6	160	1.3	2	0.08	0.5	24	14	[illegible]	4.73	2.64	0.41	41	73	0.36	18	[illegible]	11	4.37	5	112	0.18	145	10	38	10
JM RC-46-07	288	290	110672	EXT	0.065	0.7	6.22	62	100	0.8	2	0.1	[illegible]	21	15	[illegible]	5.17	2.44	0.33	47	20	0.4	10	1040	15	6.18	5	182	0.15	145	10	28	40
JM RC-46-07	290	292	110673	EXT	[illegible]	0.5	[illegible]	38	120	1.1	2	0.13	0.8	16	14	1800	5.01	2.24	0.47	40	23	0.41	4	1070	13	5.11	5	170	0.17	137	10	21	20
JM RC-46-07	292	294	110674	EXT	0.074	0.5	7.41	37	100	0.6	2	0.07	0.5	18	7	1750	4.38	2.22	0.17	48	22	0.26	5	870	12	4.32	5	131	0.1	76	10	10	30
JM RC-46-07	294	296	110675	EXT	0.104	0.5	6.46	42	60	1	2	[illegible]	0.6	24	22	3450	5.28	2	0.18	45	73	0.31	30	[illegible]	17	5.47	5	180	0.09	80	10	13	30
JM RC-46-07	296	298	110676	EXT	[illegible]	0.5	[illegible]	62	330	1.8	2	0.12	0.5	30	24	1280	3.2	2.18	0.35	34	33	0.5	40	1270	11	3.11	5	240	0.19	113	10	19	10
JM RC-46-07	298	300	110677	EXT	0.079	0.5	6.74	81	170	1.7	2	[illegible]	0.5	16	19	1480	4.17	2.11	0.11	92	28	0.28	18	1130	20	[illegible]	5	277	0.15	[illegible]	10	14	[illegible]
JM RC-46-07	300	302	110678	EXT	0.038	0.6	6.42	82	140	0.4	2	[illegible]	0.7	13	8	600	4.53	1.13	0.06	60	64	0.28	6	[illegible]	38	4.78	5	186	0.06	38	10	26	30
JM RC-46-07	302	304	110679	EXT	0.057	0.5	[illegible]	164	110	0.6	2	0.04	0.6	11	16	1380	4.04	1.37	0.05	61	[illegible]	0.18	11	[illegible]	18	[illegible]	5	122	0.05	33	10	17	20
JM RC-46-07	304	306	110680	EXT	0.076	0.5	6	79	140	0.7	2	[illegible]	0.5	13	4	[illegible]	4.21	2.2	0.1	57	35	0.35	7	770	37	4.28	5	181	0.12	61	10	25	40
JM RC-46-07	306	308	110681	EXT	0.087	0.5	4.62	[illegible]	130	0.6	2	0.11	0.6	18	13	[illegible]	4.07	[illegible]	0.18	54	33	0.47	8	620	16	4.82	5	110	0.16	111	10	24	30
JM RC-46-07	308	310	110682	EXT	[illegible]	0.5	[illegible]	175	130	0.6	2	0.11	0.8	20	15	[illegible]	5.51	1.86	0.1	41	43	0.51	8	[illegible]	12	[illegible]	5	[illegible]	0.17	146	10	13	30
JM RC-46-07	310	312	110683	EXT	[illegible]	0.5	7.2	[illegible]	160	0.6	2	0.05	0.5	12	6	[illegible]	3.4	1.6	0.07	57	38	0.28	7	900	22	[illegible]	5	131	0.07	43	10	15	30
JM RC-46-07	312	314	110684	EXT	[illegible]	0.6	6.59	12	160	0.6	2	[illegible]	0.5	15	5	653	4.33	1.07	[illegible]	53	20	0.18	8	380	14	4.38	5	[illegible]	0.06	21	10	14	10
JM RC-46-07	314	316	110685	EXT	[illegible]	0.5	6.3	12	170	1.1	2	0.07	1.4	16	18	780	3.78	2.27	0.11	38	18	0.38	7	718	14	[illegible]	5	113	0.14	48	10	13	20
JM RC-46-07	316	318	110686	EXT	0.064	0.5	8.17	8	270	1.5	2	[illegible]	0.5	15	13	1820	3.63	2.38	0.22	27	28	0.54	12	750	11	[illegible]	5	[illegible]	0.21	131	10	[illegible]	10
JM RC-46-07	318	320	110687	EXT	[illegible]	0.6	8.95	32	120	0.7	2	0.12	0.6	18	14	1160	5.71	2.38	0.11	37	18	0.52	8	870	31	[illegible]	5	[illegible]	0.15	130	10	[illegible]	20
JM RC-46-07	320	322	110688	EXT	0.074	0.5	[illegible]	12	100	0.7	2	0.11	0.5	15	15	1400	4.97	2.81	0.11	42	41	0.61	8	[illegible]	20	5.38	5	[illegible]	0.15	132	10	22	30
JM RC-46-07	322	324	110689	EXT	[illegible]	0.6	8.15	7	170	1.3	2	0.1	0.5	22	13	[illegible]	4.73	2.38	[illegible]	58	17	0.46	13	[illegible]	13	[illegible]	5	73	0.18	133	10	44	20
JM DH-01-06	0	1	200001	EXT	0.541	1.5	[illegible]	11	380	0.5	2	0.1	0.5	2	28	52	3.15	1.32	0.11	79	[illegible]	0.07	6	870	38	1.12	5	[illegible]	0.08	71	10	15	70
JM DH-01-06	1	2	200002	EXT	0.942	1.9	6.19	15	800	0.5	2	0.13	0.6	2	18	58	2.78	1.38	0.15	70	46	0.1	1	[illegible]	56	[illegible]	5	[illegible]	0.15	81	10	14	60
JM DH-01-06	2	3	200003	EXT	0.631	1.2	6.44	16	480	0.5	2	0.11	0.6	2	25	53	3.08	1.48	0.18	16	114	0.08	1	1080	44	1.34	5	[illegible]	0.14	104	10	10	140
JM DH-01-06	3	4	200004	EXT	0.481	1.4	[illegible]	16	320	0.5	2	0.08	1.1	3	22	74	[illegible]	2.03	0.14	47	[illegible]	0.07	2	[illegible]	38	1.28	5	821	0.15	102	10	12	50

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM DH-01-05	4	5	200005	EXT	0.721	1	4.82	6	300	0.5	4	0.07	0.6	2	6	50	2.31	1.57	0.12	30	60	0.08	1	800	62	0.8	5	180	0.1	55	10	15	100
JM DH-01-05	5	6	200006	EXT	0.486	1.2	4.9	5	330	0.5	7	0.05	0.9	3	10	42	3.84	1.48	0.13	72	73	0.07	1	830	34	1.38	5	147	0.08	50	10	16	170
JM DH-01-05	6	7	200007	EXT	0.552	2.3	4.38	14	280	0.5	3	0.05	0.9	1	30	45	2.84	1.54	0.1	18	100	0.07	1	490	34	1.23	5	172	0.07	61	10	8	380
JM DH-01-05	7	8	200008	EXT	0.681	1	6.41	10	380	0.5	2	0.08	1	1	41	58	3.43	1.46	0.11	58	52	0.08	1	770	20	1.44	5	301	0.18	88	10	9	840
JM DH-01-05	8	9	200009	EXT	0.778	1.1	6.25	15	370	0.5	3	0.08	0.7	1	18	64	2.38	1.24	0.14	15	51	0.08	1	880	33	0.98	5	134	0.11	72	10	9	280
JM DH-01-05	9	10	200010	EXT	0.448	1.8	7.13	19	530	0.5	2	0.13	1	1	44	54	2.95	1.32	0.09	48	56	0.14	8	1140	74	0.81	5	328	0.13	128	10	6	100
JM DH-01-05	10	11	200011	EXT	0.464	1.5	5.38	38	330	0.5	2	0.09	0.6	2	9	68	3.36	0.98	0.06	16	38	0.08	1	840	47	0.3	5	196	0.08	90	10	9	30
JM DH-01-05	11	12	200012	EXT	0.43	1.8	4.11	14	480	0.5	5	0.1	0.7	2	15	78	3.88	1.02	0.03	76	48	0.08	3	1010	104	0.95	5	280	0.08	98	10	18	40
JM DH-01-05	12	13	200013	EXT	0.417	1.4	5.27	15	380	0.5	2	0.08	0.7	1	9	58	2.21	1.14	0.04	15	25	0.1	1	930	108	0.41	5	234	0.07	70	10	8	30
JM DH-01-05	13	14	200014	EXT	1.105	2.2	4.96	11	330	0.5	2	0.07	0.8	1	10	47	2.48	1.52	0.09	86	31	0.09	1	610	41	0.77	5	138	0.07	95	10	10	60
JM DH-01-05	14	15	200015	EXT	0.567	2.2	5.47	11	418	0.5	5	0.14	0.7	1	71	74	2.13	1.34	0.06	19	28	0.11	4	1440	132	0.88	5	220	0.1	88	10	9	90
JM DH-01-05	15	16	200016	EXT	0.622	1.4	6.32	25	300	0.6	2	0.22	1	2	80	81	3.78	1.4	0.1	65	91	0.08	1	2270	48	1.34	5	806	0.29	93	10	14	180
JM DH-01-05	16	17	200017	EXT	0.664	1.8	7.47	14	390	0.8	2	0.21	0.9	1	82	128	4.88	1.88	0.11	8	81	0.12	1	2370	18	1.88	5	743	0.44	132	10	14	180
JM DH-01-05	17	18	200018	EXT	0.652	0.8	7.15	16	318	0.7	2	0.15	1.1	1	152	131	4.93	1.53	0.11	52	44	0.08	35	1280	4	0.66	4	424	0.36	128	10	18	280
JM DH-01-05	18	19	200019	EXT	0.667	0.5	7.64	14	340	0.5	2	0.1	1	1	33	128	3.23	1.53	0.14	14	54	0.09	4	1000	42	0.65	5	665	0.25	121	10	11	530
JM DH-01-05	19	20	200020	EXT	0.659	1.8	7.14	16	340	0.6	2	0.07	1.1	1	33	166	3.87	1.33	0.11	23	38	0.07	3	720	16	0.72	5	477	0.32	95	10	14	240
JM DH-01-05	20	21	200021	EXT	0.663	1.8	6.58	16	330	0.6	2	0.13	0.9	1	58	136	2.18	1.34	0.1	28	47	0.04	5	1280	65	0.96	5	607	0.5	64	10	11	100
JM DH-01-05	21	22	200022	EXT	0.495	0.6	6.36	15	250	0.5	2	0.19	0.8	1	84	82	2.76	1.21	0.08	29	28	0.1	4	1080	117	1.7	5	837	0.21	88	10	8	120
JM DH-01-05	22	23	200023	EXT	0.21	1.1	3.64	13	400	0.5	2	0.12	0.7	1	34	59	3.31	1.34	0.01	38	40	0.06	1	1120	183	1.02	5	320	0.06	58	10	11	70
JM DH-01-05	23	24	200024	EXT	0.207	0.6	5.88	21	620	0.5	2	0.08	1	1	3	85	6.32	1.27	0.04	34	34	0.1	1	840	101	0.87	5	332	0.06	79	10	8	10
JM DH-01-05	24	25	200025	EXT	0.178	0.5	6.01	22	980	0.5	2	0.1	1	1	1	25	6.29	1.6	0.12	26	29	0.1	2	910	53	0.95	5	363	0.13	91	10	8	10
JM DH-01-05	25	26	200026	EXT	0.229	0.6	6.87	30	610	0.5	2	0.1	0.8	1	1	22	4.45	1.4	0.13	24	33	0.11	2	930	25	0.74	5	382	0.13	88	10	8	10
JM DH-01-05	26	27	200027	EXT	0.208	0.5	6.11	22	670	0.5	3	0.08	1	1	1	24	3.46	1.44	0.08	28	33	0.09	2	470	61	0.85	5	341	0.1	65	10	7	60
JM DH-01-05	27	28	200028	EXT	0.456	1.7	5.82	14	630	0.5	2	0.1	1	1	3	29	2.84	0.88	0.07	29	27	0.09	1	880	105	0.78	5	378	0.08	67	10	7	70
JM DH-01-05	28	29	200029	EXT	0.153	0.7	4.12	17	810	0.5	4	0.1	0.5	1	1	51	3.23	1.42	0.03	40	34	0.07	2	800	224	0.86	5	363	0.05	48	10	7	40
JM DH-01-05	29	30	200030	EXT	0.075	0.5	3.84	16	820	0.5	4	0.09	0.6	1	1	61	2.84	1.13	0.01	42	45	0.06	3	930	262	0.75	5	429	0.05	51	10	7	20
JM DH-01-05	30	31	200031	EXT	0.198	0.5	3.03	13	370	0.5	4	0.09	0.6	1	1	52	3.72	0.51	0.01	45	86	0.06	3	980	419	0.88	5	478	0.04	48	10	7	20
JM DH-01-05	31	32	200032	EXT	0.088	0.7	4.03	19	578	0.5	2	0.06	0.7	1	5	52	2.27	1.04	0.01	46	46	0.06	1	880	442	0.87	5	381	0.06	38	10	6	60
JM DH-01-05	32	33	200033	EXT	0.042	0.5	4.75	24	510	0.5	4	0.07	0.8	1	2	53	3.42	1.82	0.02	40	42	0.07	1	750	198	0.7	5	273	0.05	54	10	6	40
JM DH-01-05	33	34	200034	EXT	0.064	0.5	4.71	5	500	0.5	6	0.08	0.6	1	1	34	2.06	1.3	0.02	35	31	0.07	1	810	167	0.54	5	285	0.07	48	10	13	30
JM DH-01-05	34	35	200035	EXT	0.088	0.7	4.37	27	440	0.5	6	0.09	0.6	1	1	40	6.53	1.2	0.02	33	41	0.07	1	480	192	0.54	8	328	0.05	54	10	7	20
JM DH-01-05	35	36	200036	EXT	0.109	0.5	5.48	17	280	0.5	2	0.07	1	1	2	43	3.08	1.82	0.03	34	25	0.1	1	800	136	0.43	5	228	0.05	58	10	7	20
JM DH-01-05	36	37	200037	EXT	0.251	0.6	6.08	19	680	0.5	2	0.09	0.9	1	1	45	2.71	1.06	0.06	27	22	0.11	1	840	143	0.31	5	233	0.07	54	10	7	10
JM DH-01-05	37	38	200038	EXT	0.234	0.6	5.84	17	480	0.5	2	0.1	1	1	1	51	2.79	0.84	0.05	28	22	0.13	1	480	100	0.54	5	258	0.07	62	10	7	30
JM DH-01-05	38	39	200039	EXT	0.091	0.5	4.54	18	180	0.5	2	0.09	0.8	1	5	66	2.53	0.86	0.01	38	34	0.22	1	400	67	1.48	5	194	0.08	46	10	7	30
JM DH-01-05	39	40	200040	EXT	0.259	1.5	6.57	14	580	0.5	2	0.1	0.9	1	1	48	2.87	1.82	0.07	32	21	0.08	2	980	141	0.27	5	332	0.07	64	10	6	20
JM DH-01-05	40	41	200041	EXT	0.408	1.3	6.83	15	790	0.5	2	0.09	0.8	1	1	60	1.29	1.82	0.1	27	6	0.08	1	840	132	0.28	5	387	0.1	82	10	6	20
JM DH-01-05	41	42	200042	EXT	0.347	1.7	5.77	23	740	0.5	2	0.06	0.8	1	4	108	1.88	1.88	0.04	40	13	0.11	1	640	57	0.58	5	182	0.08	53	10	6	50
JM DH-01-05	42	43	200043	EXT	0.323	0.7	5.3	13	638	0.5	2	0.05	0.8	1	3	108	1.6	1.36	0.03	17	16	0.11	1	530	65	0.81	5	140	0.07	44	10	9	70
JM DH-01-05	43	44	200044	EXT	0.381	1.6	4.47	7	370	0.5	2	0.08	0.7	1	6	102	2.03	1.36	0.04	73	14	0.08	1	530	86	1.11	5	176	0.08	38	10	9	60
JM DH-01-05	44	45	200045	EXT	0.357	1	4.81	6	110	0.5	2	0.06	0.6	6	5	162	3.5	1.41	0.05	24	35	0.07	3	530	56	3.04	5	147	0.06	38	10	8	90
JM DH-01-05	45	46	200046	EXT	0.376	1.2	4.73	11	80	0.5	2	0.08	0.6	5	7	236	4.11	1.18	0.05	75	26	0.07	4	530	27	3.25	5	157	0.07	35	10	11	90
JM DH-01-05	46	47	200047	EXT	0.183	0.5	7.4	18	730	0.5	2	0.07	1	1	3	44	2.21	2	0.1	11	17	0.11	1	780	45	0.42	5	306	0.1	55	10	8	20
JM DH-01-05	47	48	200048	EXT	0.186	0.5	7.32	13	630	0.5	5	0.08	1	1	8	132	4.22	1.81	0.08	65	28	0.11	2	840	74	0.29	5	385	0.09	71	10	12	10
JM DH-01-05	48	49	200049	EXT	0.288	0.5	6.48	20	630	0.5	2	0.11	1.1	1	1	146	6	1.04	0.08	15	42	0.1	3	1080	65	0.32	8	364	0.11	78	10	14	10
JM DH-01-05	49	50	200050	EXT	0.368	0.5	7.42	11	630	0.5	2	0.1	1.1	1	2	134	2.57	1.58	0.14	63	13	0.11	7	650	78	0.34	6	338	0.14	78	10	11	10
JM DH-01-05	50	51	200051	EXT	0.618	1.7	5.18	12	900	0.5	2	0.08	0.9	1	7	148	3.53	1.18	0.11	23	62	0.08	1	570	53	0.3	5	172	0.1	53	10	15	10
JM DH-01-05	51	52	200052	EXT	1.056	2.2	5.5	24	530	0.5	6	0.07	0.8	1	8	136	6.56	1.08	0.06	82	48	0.1	1	780	72	0.24	6	140	0.07	72	10	18	10
JM DH-01-05	52	53	200053	EXT	0.766	1.6	6.67	16	530	0.5	3	0.08	0.9	1	5	88	2.81	1.14	0.06	19	28	0.14	1	770	80	0.57	6	171	0.08	62	10	10	10
JM DH-01-05	53	54	200054	EXT	0.783	1.9	5.58	25	430	0.5	2	0.07	1.4	1	7	78	2.43	1.46	0.08	88	17	0.22	1	880	78	1.64	5	175	0.09	62	20	13	10
JM DH-01-05	54	55	200055	EXT	0.288	0.9	5	14	400	0.5	2	0.07	1.2	1	171	67	2.58	1.29	0.05	25	10	0.15	22	880	123	0.58	5	138	0.08	40	10	14	10
JM DH-01-05	55	56	200056	EXT	0.453	2.6	6.21	16	390	0.5	2	0.08	1	1	16	72	2.01	1.2	0.06	84	17	0.11	2	720	112	0.24	5	148	0.1	47	10	23	10
JM DH-01-05	56	57	200057	EXT	0.436	3.3	6.37	12	438	0.5	2	0.07	1.1	1	2	68	2.3	2.11	0.07	30	17	0.12	1	700	78	0.28	5	164	0.11	54	10	17	10
JM DH-01-05	57	58	200058	EXT	0.678	3.2	6.14	13	430	0.5	2	0.08	0.8	1	30	86	1.73	1.66	0.07	64	11	0.11	3	640	108	0.24	6	132	0.1	56	10	13	20
JM DH-01-05	58	59	200059	EXT	0.740	2.9	6.13	12	398	0.5	3	0.08	0.7	1	4	88	1.76	2.15	0.07	30	28	0.08	1	730	88	0.26	5	168	0.1	88	10	28	10
JM DH-01-05	59	60	200060	EXT	0.631	1.2	6.1	14	580	0.5	2	0.09	1	1	12	71	1.67	1.8	0.07	65	22	0.08	1	420	124	0.26	5	200	0.1	60	10	10	10
JM DH-01-05	60	61	200061	EXT	0.98	1.2	6.72	19	458	0.5	2	0.09	0.8	1	1	122	1.64	2.64	0.08	19	13	0.1	1	420	110	0.58	6	181	0.13	58	10	10	10
JM DH-01-05	61	62	200062	EXT	0.708	1.2	5.47	11	380	0.5	4	0.12	0.8	1	17	77	3.32	1.47	0.04	98	28	0.11	4	1200	303	0.78	6	546	0.07	53	10	12	10
JM DH-01-05	62	63	200063	EXT	0.864	1.9	5.3	7	140	0.5	5	0.07	0.8	9	3	1385	4.01	1.98	0.07	22	15	0.08	5	800	73	3.88	5	116	0.07	42	10	10	10
JM DH-01-05	63	64	200064	EXT	0.077	3.2	5.2	38	100	0.5	2	0.08	1.1	15	4	5240	4.88	1.31	0.08	88	18	0.08	6	530	27	4.27	5	83	0.07	44	10	4	10
JM DH-01-05	64	65	200065	EXT	0.044	1.5	4.62	13	180	0.5	1	0.07	0.8	18	3	3030	3.38	1.34	0.08	23	31	0.1	3	678	46	2.87	5	118	0.08	44	10	12	10
JM DH-01-05	65	66	200066	EXT	0.981	1.1	7.11	23	450	0.5	2	0.1	1.2	1	44	67	4.82	2.08	0.1	66	56	0.14	3	870	70	0.83	5	180	0.17	60	10	11	10
JM DH-01-05	66	67	200067	EXT	0.734	0.7	8.03	32	450	0.5	2	0.08	0.8	1	6	65	3.34	1.07	0.11	14	61	0.15	2	740	28	1.4	5	206	0.13	47	10	6	30
JM DH-01-05	67	68	200068	EXT	0.71	0.5	6	38	350	0.5	2	0.11	1.1	2	65	153	3.88	1.01	0.14	57	30	0.12	11	1050	37	1.28	6	384	0.34	83	10	17	20
JM DH-01-05	68	69	200069	EXT	0.671	0.8	7.82	41	90	0.5	2	0.15	1.1	14	86	2430	4.07	1.90	0.11	11	28	0.1	23	1380	58	4.38	5	379	0.31	67	10	6	20
JM DH-01-05	69	70	200070	EXT	0.84	1.7	5.11	38	120	0.5	2	0.08	0.7	12	12	7580	4.62	2.06	0.07	63	38	0.08	7	540	77	4.07	5	144	0.07	50	10	15	30
JM DH-01-05	70	71	200071	EXT	0.782	1.1	3.58	14	30	0.5	2	0.06	0.6	17	1	7550	4.58	1.1	0.03	24	23	0.04	4	800	148	5.07	5	131	0.03	23	10	14	20
JM DH-01-05	71	72	200072	EXT	0.526	1.1	4.16	12	50	0.5	2	0.04	0.8	18	13	5080	5.58	1.66	0.05	62	17	0.08	11	418	62	5.5	5	112	0.04	31	10	11	30
JM DH-01-05	72	73	200073	EXT	0.541	1.2	4.58	8	50	0.5	4	0.08	0.7	14	8	5870	4.7	1.7	0.05	71	25	0.08	8	500	100	5.19	5	108	0.05	41	10	11	60
JM DH-01-05	73	74	200074	EXT	0.85	3.8	4.46	10	70	0.5	4	0.05	1	18	7	12400	4.44	1.36	0.06	85	50	0.08	8	450	48	4.74	5	95	0.06	37	10	15	90
JM DH-01-05	74	75	200075	EXT	1.13	1.8	5.3	11	120	0.5	2	0.08	1	8	10	14300	3.96	1.92	0.08	19	102	0.07	8	860	64	3.8	5	138	0.08	65	10	18	30
JM DH-01-05	75	76	200076	EXT	0.901	1.6	4.37	5	100	0.5	2	0.08	0.8	14	3	12800	4.83	1.02	0.07	92	58	0.08	4	620	61	3.73	5	122	0.04	30	10	14	20
JM DH-01-05	76	77	200077	EXT	0.632	2.3	4.46	6	40	0.5	4	0.04	0.8	12	1	7580	4.53	1.14	0.08	30	67	0.08	8	380	58	4.94	5	103	0.05	38	10	14	20
JM DH-01-05	77	78	200078	EXT	0.672	1.7	5.83	16	80	0.5	2	0.04	0.8	20	4	12200	4.86	1.24	0.08	85	27	0.07	8	430	57	4.84	5	86	0.06	37	10	15	20
JM DH-01-05	78	79	200079	EXT	0.853	2.8	5.28	17	100	0.5	2	0.06	1	14	1	13400	4.51	2.12	0.07	22	48	0.07	5	540	74	4.84	5	271	0.06	40	10	13	20
JM DH-01-05	79	80	200080	EXT	0.884	2.4	6	13	80	0.5	2	0.03	0.8	15	2	7360	4.41	1.1	0.06	80	30	0.06	8	368	51	4.16	5	144	0.04	30	10	12	10
JM DH-01-05	80	81	200081	EXT	1.06	2.7	4.78	14	118	0.5	2	0.07	0.7	16	23	8530	3.75	1.8	0.07	48	58	0.06	13	730	78	3.71	5	234	0.06	60	10	13	10
JM DH-01-05	81	82	200082	EXT	0.63	1.8	6.31	15	80	0.5	4	0.1	0.7	21	71	8118	5.16	1.38	0.13	41	52	0.07	24	1030	28	4.27	5	307	0.22	87	10	14	10
JM DH-01-05	82	83	200083	EXT	0.885	1.8	6.38	17	100	0.5	2	0.14	0.8	8	42	8358	4.72	1.14	0.13	45	78	0.07	16	1400	38	3.16	5	545	0.25	81	10	20	10
JM DH-01-05	83	84	200084	EXT	0.482	2.2	4.78	8	248	0.5	2	0.06	0.8	4	5	1885	3.21	1.7	0.07	61	40	0.07	5	670	75	2.1	5	148	0.04	37	10	10	10
JM DH-01-05	84	85	200085	EXT	0.436	2.1	5.14	14	480	0.5	2	0.08	0.6	1	6	665	7.24	1.04	0.06	41	38	0.07	7	910	51	0.28	5	188	0.05	66	10	12	10
JM DH-01-05	85	86	200086	EXT	0.878	0.8	5.17	12	620	0.5	2	0.07	0.6	1	11	9018	2.82	1.12	0.08	96	12	0.07	3	480	57	0.38	5	754	0.08	44	10	14	20
JM DH-01-05	86	87	200087	EXT	0.644	2.4	5.17	13	440	0.5	2	0.07	0.6	1	11	1818	4.08	1.1	0.11	42	22	0.08	2	478	38	0.47	5	158	0.12	62	10	11	10
JM DH-01-05	87	88	200088	EXT	0.825	1.8	6.29	14	418	0.5	2	0.14	0.9	1	80	1000	6.34	1.87	0.18	35	25	0.06	5	1430	19	0.24	5	701	0.38	142	10	17	10
JM DH-01-05	88	89	200089	EXT	0.941	1.9	5.08	5	280	0.5	2	0.08	1.1	8	13	12700	5.15	1.43	0.27	40	24	0.04	13	750	15	1.9	5	360	0.19	48	10	48	10
JM DH-01-05	89	90	200090	EXT	0.741	1.1	6.22	5	340	0.6	3	0.13	1.2	13	65	3578	5.28	1.28	0.14	58	72	0.08	10	1500	24	1.88	5	431	0.44	134	10	18	10
JM DH-01-05	90	91	200091	EXT	0.754	1.7	5.13	10	70	0.5	2	0.08	1	17	5	10800	5.28	1.74	0.17	37	28	0.08	11	618	44	6.01	5	148	0.11	54	10	18	10
JM DH-01-05	91	92	200092	EXT	1.226	2.1	6.09	13	100	0.5	7	0.03	1.1	6	4	9410	4.4	1.36	0.13	41	23	0.08	10	340	13	4.94	5	108	0.11	42	10	18	10
JM DH-01-05	92	93	200093	EXT	1.035	2.5	5.43	11	150	0.5	2	0.08	0.7	8	5	7340	4.23	1.76	0.17	45	26	0.08	10	710	28	2.71	5	218	0.15	56	10	38	10
JM DH-01-05	93	94	200094	EXT	1.385	1.3	5.71	8	480	0.5	3	0.07	1.1	1	11	356	5.27	1.3	0.1	38	28	0.08	2	710	55	0.13	5	138	0.12	74	10	15	10
JM DH-01-05	94	95	200095	EXT	0.822	1.8	5.04	13	480	0.5	3	0.08	0.8	1	18	282	4.08	1.06	0.08	35	22	0.07	4	800	64	0.28	5	156	0.16	64	10	12	10
JM DH-01-05	95	96	200096	EXT	0.75	3.3	4.6	5	630	0.5	5	0.08	0.8	1	3	184	2.03	1.13	0.07	37	35	0.07	8	610	114	0.31	5	348	0.05	40	10	13	10
JM DH-01-05	96	97	200097	EXT	0.775	2	4.43	5	140	0.5	2	0.08	0.8	7	5	2880	3.22	1.2	0.08	51	23	0.06	11	670	90	2.58	5	174	0.05	38	10	13	20
JM DH-01-05	97	98	200098	EXT	1.005	1.6	4.47	5	170	0.5	5	0.1	1	10	31	2540	4.33	1.2	0.15	82	28	0.06	10	1050	58	1.88	5	438	0.19	79	10	15	10
JM DH-01-05	98	99	200099	EXT	0.646	2.2	6.2	7	380	0.7	2	0.12	1.2	18	55	8080	3.88	1.18	0.28	29	90	0.08	21	1440	18	2.44	5	847	0.31	106	10	42	20
JM DH-01-05	99	100	200100	EXT	1	2.5	5.43	6	120	0.5	8	0.05	1	14	19	11700	4.82	1.31	0.2	79	28	0.08	17	470	18	3.12	5	320	0.14	54	10	34	30
JM DH-01-05	100	101	200101	EXT	0.942	0.9	5.08	9	378	0.7	8	0.08	0.8	9	26	3800	4.72	1.25	0.14	25	36	0.06	12	680	18	2.12	5	812	0.17	93	10	27	10
JM DH-01-05	101	102	200102	EXT	0.479	0.6	9.33	14	380	1	8	0.12	1.2	20	84	5780	6.16	1.54	0.43	71	17	0.06	31	1400	8	2.21	5	885	0.51	180	10	74	10
JM DH-01-05	102	103	200103	EXT	0.727	1	7.06	18	130	0.9	8	0.1	1.3	26	65	6580	5.9	2.18	0.23	33	12	0.08	31	1370	11	4.42	5	881	0.36	126	10	30	10
JM DH-01-05	103	104	200104	EXT	0.463	1	6.91	5	300	1.1	2	0.14	1.3	23	82	7160	5.83	1.2	0.42	79	12	0.06	33	1880	4	2.88	5	1080	0.48	154	10	71	10
JM DH-01-05	104	105	200105	EXT	0.88	1.6	6.51	5	170	0.6	2	0.07	1.1	18	38	13800	3.82	1.88	0.2	35	17	0.07	14	910	8	3.88	5	918	0.25	85	10	38	20
JM DH-01-05	105	106	200106	EXT	0.863	2.6	6.88	5	130	0.5	3	0.06	1.1	30	27	25100	4.91	2.78	0.18	74	38	0.07	12	678	8	3.88	5	386	0.25	88	10	32	10
JM DH-01-05	106	107	200107	EXT	0.67	37	3.8	8	380	0.5	8	0.06	0.8	1	18	348	4.88	1.14	0.05	36	34	0.08	9	630	30	0.3	5	156	0.09	71	10	15	10
JM DH-01-05	107	108	200108	EXT	0.716	0.6	5.3	5	488	0.5	2	0.06	0.8	1	43	118	4.38	1.82	0.1	78	11	0.08	4	678	55	0.24	5	208	0.23	88	10	14	10
JM DH-01-05	108	109	200109	EXT	0.715	0.5	3.58	5	720	0.5	2	0.05	0.8	1	8	178	2.58	2.01	0.1	20	12	0.1	3	580	28	0.32	5	124	0.14	66	10	12	10
JM DH-01-05	109	110	200110	EXT	0.640	1.2	6.01	11	738	0.5	2	0.08	1	2	8	142	3.8	2.08	0.11	86	18	0.12	5	650	65	0.47	5	123	0.13	65	10	14	10
JM DH-01-05	110	111	200111	EXT	0.787	1.2	4.08	5	980	0.5	5	0.08	0.6	1	4	172	2.43	1.28	0.08	28	12	0.1	2	980	42	0.32	5	98	0.11	54	10	14	10
JM DH-01-05	111	112	200112	EXT	0.808	1.1	5.11	7	980	0.5	2	0.08	0.8	1	8	229	3.01	2.06	0.08	66	13	0.08	4	540	48	0.28	6	129	0.12	55	10	17	30
JM DH-01-05	112	113	200113	EXT	1.035	1.8	3.8	7	340	0.5	2	0.08	0.6	1	5	334	2.84	1.2	0.07	42	10	0.07	1	480	20	0.22	5	75	0.14	84	10	18	10
JM DH-01-05	113	114	200114	EXT	0.975	2.2	6.01	5	670	0.5	2	0.08	1	1	8	285	4.78	1.8	0.11	74	8	0.08	4	770	13	0.24	5	114	0.17	75	10	18	10
JM DH-01-05	114	115	200115	EXT	0.435	1.2	4.98	8	610	0.5	2	0.06	0.7	1	6	736	2.16	2.15	0.08	33	19	0.07	5	540	25	0.37	5	102	0.12	58	10	10	10
JM DH-01-05	115	116	200116	EXT	0.775	2.3	5.72	5	630	0.5	3	0.07	0.8	1	5	447	3.79	1.54	0.1	82	14	0.08	6	700	14	0.34	5	132	0.13	88	10	18	10
JM DH-01-05	116	117	200117	EXT	0.954	7	6.35	5	470	0.5	3	0.08	0.8	1	6	318	3.54	1.88	0.1	80	17	0.07	6	930	33	0.17	5	181	0.15	75	10	12	10
JM DH-01-05	117	118	200118	EXT	1.025	1.1	5.88	4	580	0.5	6	0.08	1.2	2	22	322	6.4	2.08	0.08	45	25	0.07	4	930	13	0.14	6	273	0.2	88	10	17	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-01-06	118	119	200119	EXT	0.429	0.7	5.37	5	500	0.5	2	0.06	0.8	1	4	340	4.06	1.71	0.11	34	17	0.06	3	700	18	0.12	5	120	0.14	65	10	13	10
JM DH-01-06	119	120	200120	EXT	0.464	1.1	4.58	5	450	0.5	8	0.08	1.1	1	4	507	5.06	1.72	0.06	34	18	0.05	5	640	8	0.14	5	111	0.11	50	10	11	10
JM DH-01-06	120	121	200121	EXT	0.84	1.1	5.21	5	540	0.5	7	0.07	0.8	1	4	376	3.9	1.96	0.06	42	16	0.06	4	730	12	0.16	5	166	0.2	65	10	16	10
JM DH-01-06	121	122	200122	EXT	0.946	1.2	5.38	5	640	0.5	3	0.1	0.7	2	8	665	2.80	2.86	0.1	33	22	0.05	5	1080	134	0.3	5	238	0.1	77	10	13	10
JM DH-01-06	122	123	200123	EXT	0.846	0.5	6.08	6	660	0.5	4	0.07	0.8	2	11	368	2.96	1.84	0.12	39	34	0.06	6	640	32	0.27	5	179	0.13	80	10	16	10
JM DH-01-06	123	124	200124	EXT	0.87	0.9	5.38	5	580	0.5	2	0.1	0.8	4	5	1035	2.2	1.82	0.09	42	14	0.06	3	1040	75	0.42	5	240	0.1	[illegible]	10	11	10
JM DH-01-06	124	125	200125	EXT	1.345	29.5	4.57	5	430	0.5	2	0.05	0.6	1	42	384	3.21	1.42	0.06	40	12	0.06	6	640	15	0.38	5	117	0.12	[illegible]	10	13	10
JM DH-01-06	125	126	200126	EXT	1.16	1.5	4.85	5	330	0.5	2	0.06	0.8	8	20	1866	3.05	1.44	0.1	49	32	0.06	4	660	36	1.04	5	61	0.06	58	10	12	10
JM DH-01-06	126	127	200127	EXT	0.714	1.5	4.63	8	400	0.5	4	0.07	1.2	2	11	445	5	1.33	0.08	45	15	0.06	4	770	31	0.2	5	115	0.14	40	10	15	10
JM DH-01-06	127	128	200128	EXT	0.622	0.9	5.3	5	460	0.5	5	0.06	0.8	2	8	608	4.57	1.42	0.12	33	17	0.08	3	520	7	0.21	5	82	0.14	74	10	17	40
JM DH-01-06	128	129	200129	EXT	1.01	1.3	4.77	5	400	0.5	3	0.06	0.8	3	14	1635	4.83	1.6	0.08	31	30	0.06	5	560	16	0.86	5	166	0.14	62	10	14	10
JM DH-01-06	129	130	200130	EXT	1.08	1.5	5.11	7	280	0.5	3	0.04	0.8	13	10	5270	3.68	1.82	0.1	88	34	0.06	7	400	21	2.08	5	82	0.11	58	10	8	10
JM DH-01-06	130	131	200131	EXT	0.774	0.5	5.53	5	460	0.5	3	0.08	0.4	5	11	1375	4.62	2.27	0.12	75	25	0.06	3	770	24	0.63	5	211	0.16	77	10	16	40
JM DH-01-06	131	132	200132	EXT	1.136	0.5	4.95	13	430	0.5	2	0.09	0.6	7	12	1180	4.56	1.99	0.09	87	25	0.07	4	600	52	0.78	5	343	0.13	81	10	12	10
JM DH-01-06	132	133	200133	EXT	1.09	0.5	5.16	12	470	0.5	2	0.07	0.6	10	8	1980	3.31	2.34	0.11	85	18	0.06	4	700	18	1.73	5	463	0.1	70	10	14	340
JM DH-01-06	133	134	200134	EXT	0.447	1.6	4.53	14	520	0.5	2	0.08	0.6	8	6	1630	2.7	1.63	0.06	51	37	0.08	4	490	22	1.18	5	417	0.08	63	10	14	210
JM DH-01-06	134	135	200135	EXT	0.525	2.3	4.68	147	100	0.5	4	0.06	0.5	8	7	2950	3.46	1.6	0.04	66	26	0.29	5	560	30	5.51	5	221	0.06	70	10	10	200
JM DH-01-06	135	136	200136	EXT	0.643	1.1	4.48	48	110	0.5	2	0.08	0.5	1	11	1000	4.4	1.87	0.05	114	9	0.19	5	640	27	5.33	5	331	0.11	80	10	10	110
JM DH-01-06	136	137	200137	EXT	0.527	1	4.84	34	210	0.5	2	0.07	0.8	1	15	1035	2.06	1.83	0.06	85	6	0.16	10	660	19	5.27	5	290	0.11	62	10	11	60
JM DH-01-06	137	138	200138	EXT	0.522	1.1	4.61	61	330	0.6	2	0.08	0.8	19	10	1800	2.91	2.3	0.12	84	29	0.16	7	670	33	3.02	5	464	0.11	66	10	15	120
JM DH-01-06	138	139	200139	EXT	0.324	0.5	5.51	141	380	0.5	4	0.06	0.5	10	5	1215	2.98	2.34	0.1	58	21	0.1	4	660	21	2.45	6	382	0.1	54	10	16	80
JM DH-01-06	139	140	200140	EXT	0.388	0.5	5.74	71	140	0.5	2	0.06	0.8	13	3	6660	4.29	2.44	0.11	47	26	0.13	6	740	36	4.86	5	385	0.1	51	10	13	170
JM DH-01-06	140	141	200141	EXT	0.296	0.5	5.08	112	130	0.5	7	0.06	0.6	17	4	3880	4.41	2.44	0.1	71	44	0.13	5	570	22	4.83	5	327	0.09	65	10	11	140
JM DH-01-06	141	142	200142	EXT	0.434	0.7	6.42	64	300	0.5	2	0.05	0.7	18	1	8670	3.70	2.30	0.11	38	17	0.13	4	580	15	3.88	5	286	0.13	53	10	24	230
JM DH-01-06	142	143	200143	EXT	0.38	0.8	6.81	20	160	0.5	2	0.06	1.2	10	2	8410	4.23	2.46	0.13	52	30	0.11	4	600	19	4.09	5	333	0.15	53	10	36	180
JM DH-01-06	143	144	200144	EXT	0.466	0.9	7.41	13	640	0.5	3	0.07	0.8	17	2	5000	3.88	2.83	0.17	33	34	0.1	4	700	14	3.12	5	379	0.16	61	10	23	110
JM DH-01-06	144	145	200145	EXT	0.429	0.6	7.14	8	430	0.5	2	0.05	0.8	15	1	6000	2.98	2.59	0.23	40	12	0.09	5	680	16	2.88	5	327	0.12	51	10	25	100
JM DH-01-06	145	146	200146	EXT	0.756	0.6	7.6	7	530	0.6	3	0.07	1	14	2	6620	2.97	2.84	0.3	36	17	0.1	5	660	21	2.65	5	634	0.13	58	10	31	10
JM DH-01-06	146	147	200147	EXT	0.462	0.5	7.15	8	180	0.5	2	0.08	0.8	11	4	4730	5.33	2.73	0.23	52	36	0.08	4	630	27	5.25	5	282	0.09	53	10	15	10
JM DH-01-06	147	148	200148	EXT	[illegible]	1.1	6.62	9	110	0.5	2	0.06	0.7	28	23	8840	6.11	2.52	0.14	64	25	0.07	17	610	33	6.14	5	291	0.08	71	10	16	30
JM DH-01-06	148	149	200149	EXT	0.548	0.5	6.38	11	140	0.6	2	0.06	0.8	34	2	6300	5.40	2.40	0.21	44	40	0.07	6	560	17	4.42	5	164	0.11	54	10	30	10
JM DH-01-06	149	150	200150	EXT	0.81	0.9	5.08	8	170	0.5	2	0.04	0.7	14	3	6820	5.40	2.14	0.15	78	28	0.08	6	460	18	3.83	5	100	0.1	57	10	24	10
JM DH-01-06	150	151	200151	EXT	0.87	0.8	5.79	8	280	0.5	2	0.04	0.8	17	7	8180	3.64	2.08	0.34	28	28	0.07	6	520	20	2.76	5	212	0.14	48	10	38	10
JM DH-01-06	151	152	200152	EXT	0.629	0.7	5.81	5	190	0.6	3	0.08	0.8	15	3	5140	4.48	2.27	0.19	37	40	0.07	5	540	29	3.84	6	190	0.11	48	10	18	10
JM DH-01-06	152	153	200153	EXT	0.557	1.3	4.3	4	170	0.5	2	0.06	0.6	23	2	7170	4.14	2.3	0.22	29	37	0.06	4	490	30	4.18	5	308	0.09	44	10	23	10
JM DH-01-06	153	154	200154	EXT	0.434	1.2	5.08	5	270	0.5	4	0.05	0.7	28	11	8820	4.2	2.37	0.19	29	27	0.07	7	530	17	3.28	5	318	0.1	42	10	25	10
JM DH-01-06	154	155	200155	EXT	0.634	1.3	5.09	13	170	0.6	3	0.04	0.7	24	29	8300	4.58	2.43	0.17	47	32	0.07	24	660	13	4.24	5	468	0.06	44	10	24	10
JM DH-01-06	155	156	200156	EXT	0.718	0.5	5.74	5	270	0.5	2	0.05	0.7	18	37	5800	4.27	2.41	0.2	36	18	0.07	29	600	10	3.16	5	417	0.1	43	10	28	10
JM DH-01-06	156	157	200157	EXT	0.628	0.5	5.57	25	150	0.5	2	0.03	1	8	2	5670	4.72	2.39	0.14	47	6	0.07	5	420	14	4.58	5	153	0.08	61	10	24	10
JM DH-01-06	157	158	200158	EXT	0.54	1	5.57	23	80	0.8	2	0.06	0.8	13	4	6310	6.7	2.43	0.12	34	30	0.06	3	560	26	6.75	5	246	0.08	47	10	18	10
JM DH-01-06	158	159	200159	EXT	0.583	0.6	5.98	7	150	0.5	2	0.03	0.8	11	4	6120	4.03	2.2	0.32	47	34	0.05	6	430	18	3.75	5	273	0.06	44	10	28	10
JM DH-01-06	159	160	200160	EXT	0.536	0.5	6.01	8	140	0.5	2	0.04	0.8	11	2	6620	4.33	2.48	0.24	12	48	0.05	5	460	21	4.17	5	237	0.06	47	10	37	10
JM DH-01-06	160	161	200161	EXT	0.416	0.5	5.48	5	80	0.8	2	0.03	0.8	25	12	5130	5.5	2.12	0.27	66	31	0.05	7	460	13	5.41	5	210	0.06	54	10	27	10
JM DH-01-06	161	162	200162	EXT	0.729	0.8	5.03	8	140	0.5	2	0.03	0.8	30	2	7800	4.08	1.84	0.33	37	14	0.08	6	370	17	4.17	5	182	0.06	45	10	34	10
JM DH-01-06	162	163	200163	EXT	0.46	0.5	5.36	11	140	0.6	2	0.05	0.9	28	7	5390	4.6	2.38	0.2	52	8	0.08	8	430	33	4.65	5	146	0.06	52	10	28	10
JM DH-01-06	163	164	200164	EXT	0.56	0.5	5.07	8	130	0.5	4	0.04	0.7	28	5	5700	4.68	2.32	0.27	38	17	0.08	5	418	27	6.06	5	157	0.06	56	10	23	10
JM DH-01-06	164	165	200165	EXT	0.53	0.5	5.17	7	140	0.5	2	0.04	0.7	10	18	6100	4.38	1.98	0.36	44	19	0.06	6	470	12	4.31	5	222	0.08	47	10	32	10
JM DH-01-06	165	166	200166	EXT	0.349	0.5	5.54	7	300	0.6	2	0.06	0.8	19	7	5780	3.86	2.33	0.23	41	38	0.08	6	440	14	3.16	5	214	0.08	41	10	21	10
JM DH-01-06	166	167	200167	EXT	0.543	0.5	5.24	5	300	0.5	2	0.03	0.7	16	12	5800	4.18	1.67	0.36	47	41	0.06	8	378	12	2.57	5	282	0.12	47	10	34	10
JM DH-01-06	167	168	200168	EXT	0.437	0.5	6.4	5	130	0.5	2	0.05	0.4	9	7	6400	5.35	2.38	0.44	30	28	0.07	6	620	18	5.56	5	317	0.07	43	10	38	10
JM DH-01-06	168	169	200169	EXT	0.441	0.5	5.22	10	140	0.6	2	0.05	0.5	22	7	5240	5.35	2.11	0.34	58	54	0.05	5	540	31	5.28	5	227	0.08	50	10	23	10
JM DH-01-06	169	170	200170	EXT	0.56	0.7	5.21	5	130	0.5	3	0.04	0.7	22	5	7970	4.83	2.11	0.2	34	20	0.06	7	530	16	4.64	5	283	0.12	57	10	28	10
JM DH-01-06	170	171	200171	EXT	0.64	0.5	5.35	5	250	0.5	2	0.03	0.7	15	5	8340	4.56	2.03	0.3	58	27	0.07	7	450	8	3.28	5	286	0.11	46	10	36	10
JM DH-01-06	171	172	200172	EXT	0.66	0.6	5.71	5	140	0.5	2	0.05	0.5	14	6	7410	3.85	2.08	0.13	35	35	0.07	4	540	34	3.91	5	332	0.08	46	10	19	10
JM DH-01-06	172	173	200173	EXT	0.544	0.7	6.03	8	340	0.5	2	0.03	0.7	16	5	7700	3.19	2.38	0.21	35	33	0.08	8	440	12	2.68	5	275	0.08	44	10	27	10
JM DH-01-06	173	174	200174	EXT	0.463	0.5	5.98	9	240	0.5	2	0.04	0.6	16	10	6720	3.95	2.08	0.15	28	8	0.08	7	520	30	3.9	5	403	0.08	50	10	22	10
JM DH-01-06	174	175	200175	EXT	0.603	0.6	5.86	8	190	0.5	4	0.03	0.4	32	10	6710	5.28	2.16	0.24	51	26	0.07	7	450	11	5.25	5	310	0.08	53	10	29	10
JM DH-01-06	175	176	200176	EXT	0.632	1.3	5.99	6	140	0.5	8	0.04	1	22	3	15800	6.08	2.2	0.17	34	27	0.07	8	460	10	4.65	5	140	0.12	58	10	25	10
JM DH-01-06	176	177	200177	EXT	0.728	0.5	6.16	10	900	0.5	4	0.06	0.6	34	15	10800	6.06	2.25	0.17	41	43	0.07	6	600	28	6.11	5	285	0.07	46	10	22	10
JM DH-01-06	177	178	200178	EXT	0.548	0.5	5.72	9	270	0.5	2	0.03	0.6	15	15	7200	4.75	1.83	0.27	44	25	0.08	5	490	28	3.13	5	319	0.14	95	10	40	10
JM DH-01-06	178	179	200179	EXT	0.615	0.5	5.23	6	140	0.5	2	0.02	0.6	19	8	7800	6.75	2.01	0.25	58	16	0.08	6	370	12	5.73	5	208	0.08	48	10	35	10
JM DH-01-06	179	180	200180	EXT	0.738	0.5	5.43	7	230	0.5	3	0.03	0.7	18	4	7330	3.72	2.04	0.27	38	13	0.07	4	380	18	2.87	5	186	0.12	47	10	38	20
JM DH-01-06	180	181	200181	EXT	0.46	0.6	4.38	46	180	0.5	2	0.02	1	7	3	6640	3.63	1.7	0.2	61	12	0.06	6	280	13	3.78	5	115	0.07	42	10	46	60
JM DH-01-06	181	182	200182	EXT	0.54	0.7	5.22	90	280	0.5	6	0.03	1.2	5	5	7250	3.86	2.2	0.24	41	16	0.07	4	330	11	2.08	5	152	0.11	48	10	48	70
JM DH-01-06	182	183	200183	EXT	0.641	0.8	5.58	11	340	0.8	2	0.03	0.9	18	3	6800	3.82	2.18	0.37	47	46	0.07	6	280	11	2.01	5	158	0.11	43	10	57	10
JM DH-01-06	183	184	200184	EXT	0.486	0.5	6.43	8	340	0.7	2	0.04	0.6	18	2	5430	3.88	2.98	0.34	31	14	0.06	5	430	10	3.45	5	242	0.08	52	10	45	10
JM DH-01-06	184	185	200185	EXT	0.522	0.5	5.44	18	300	0.5	2	0.03	0.7	7	2	7190	3.87	2.16	0.2	37	16	0.06	5	540	16	3.88	5	134	0.07	45	10	25	10
JM DH-01-06	185	186	200186	EXT	0.46	0.5	4.77	8	120	0.5	2	0.04	0.8	16	6	5170	5.28	2.02	0.18	45	35	0.07	4	520	25	5.45	5	325	0.04	51	10	30	10
JM DH-01-06	186	187	200187	EXT	0.57	0.5	4.08	12	220	0.5	3	0.03	0.8	8	8	7750	4.28	1.82	0.28	52	15	0.06	4	420	22	3.01	5	257	0.1	43	10	51	20
JM DH-01-06	187	188	200188	EXT	0.675	0.6	4.62	7	330	0.5	3	0.02	0.8	10	8	6230	3.51	1.7	0.41	45	30	0.08	4	230	11	1.78	5	130	0.12	37	10	72	10
JM DH-01-06	188	189	200189	EXT	0.624	0.6	4.33	11	110	0.6	3	0.02	0.6	12	3	6620	5.6	1.78	0.16	43	25	0.05	5	380	17	8	5	191	0.06	47	10	31	20
JM DH-01-06	189	190	200190	EXT	0.530	0.5	4.44	10	120	0.6	2	0.03	0.8	13	4	6640	5.06	1.85	0.18	43	10	0.05	4	380	14	4.08	5	218	0.07	42	10	28	10
JM DH-01-06	190	191	200191	EXT	0.536	1.1	5.29	5	270	0.5	4	0.03	0.7	10	4	5670	4.48	2.01	0.38	56	11	0.08	7	300	10	2.88	5	200	0.11	42	10	47	10
JM DH-01-06	191	192	200192	EXT	0.644	1.1	5.04	10	370	0.6	2	0.03	0.7	3	2	5430	4.06	2.39	0.35	43	9	0.07	4	440	20	2.45	5	366	0.11	51	10	42	10
JM DH-01-06	192	193	200193	EXT	0.506	0.7	6.46	8	460	0.6	2	0.03	0.8	7	3	5000	4.06	2.45	0.40	51	11	0.07	4	430	18	1.91	5	358	0.11	46	10	51	10
JM DH-01-06	193	194	200194	EXT	0.572	1.2	5	11	540	0.6	2	0.03	1.0	6	2	5670	3.46	1.82	0.38	80	16	0.06	4	410	18	1.47	5	323	0.07	31	10	48	10
JM DH-01-06	194	195	200195	EXT	0.628	0.7	4.5	8	800	0.6	2	0.02	3.3	1	2	5400	3.04	1.51	0.48	70	10	0.06	4	280	10	0.81	5	180	0.06	25	10	48	10
JM DH-01-06	195	196	200196	EXT	0.614	0.8	4.8	8	140	0.5	3	0.03	0.8	13	1	5450	4.52	1.84	0.25	44	15	0.06	6	370	17	4.38	5	230	0.05	32	10	34	10
JM DH-01-06	196	197	200197	EXT	0.781	0.8	5.28	5	230	0.6	2	0.03	0.8	12	1	6800	4.83	2	0.45	76	18	0.05	5	420	12	2.73	5	288	0.11	42	10	63	10
JM DH-01-06	197	198	200198	EXT	0.613	0.6	5.2	6	310	0.6	3	0.03	0.8	4	2	6370	5.25	1.6	0.45	70	18	0.05	5	460	12	2.33	5	340	0.11	46	10	54	10
JM DH-01-06	198	199	200199	EXT	0.625	0.6	4.16	5	380	0.6	2	0.02	0.6	5	1	6080	3.34	1.62	0.3	56	30	0.06	3	290	17	2.65	5	170	0.04	38	10	37	10
JM DH-01-06	199	200	200200	EXT	0.400	0.9	4.75	7	270	0.7	2	0.03	0.6	7	1	5300	3.62	1.63	0.30	67	11	0.06	4	410	11	2.54	5	311	0.04	31	10	44	10
JM DH-01-06	200	201	200201	EXT	0.573	1.1	5.06	7	420	0.8	2	0.03	0.4	2	3	6040	4.06	1.9	0.46	79	30	0.06	5	460	13	2.04	5	402	0.08	34	10	48	10
JM DH-01-06	201	202	200202	EXT	0.609	1.7	5.08	7	360	0.5	3	0.04	0.9	1	2	6410	3.63	1.9	0.65	106	19	0.06	7	430	14	1.29	5	444	0.1	44	10	130	10
JM DH-01-06	202	203	200203	EXT	0.663	0.8	6.28	9	370	1	4	0.06	3.1	11	3	7820	3.8	2.28	0.53	74	29	0.07	7	680	18	2.16	5	621	0.11	44	10	75	10
JM DH-01-06	203	204	200204	EXT	0.638	1	6.25	10	370	0.6	4	0.06	1	20	2	7120	3.68	2.37	0.53	43	32	0.07	7	500	14	2.51	5	424	0.11	45	10	67	10
JM DH-01-06	204	205	200205	EXT	0.762	1.2	6.46	6	560	1.1	2	0.06	1.3	13	4	6070	3.74	2.38	0.65	122	31	0.06	8	600	14	1.65	5	517	0.12	42	10	62	10
JM DH-01-06	205	206	200206	EXT	0.664	1.1	6.3	16	410	0.8	2	0.04	0.8	8	2	5320	3.13	2.15	0.74	123	13	0.07	8	400	23	1.9	5	444	0.11	42	10	123	10
JM DH-01-06	206	207	200207	EXT	0.618	1.1	6.72	9	230	0.8	2	0.05	0.9	18	3	3830	4.30	2.58	0.54	79	42	0.07	6	660	38	3.63	5	542	0.08	48	10	94	20
JM DH-01-06	207	208	200208	EXT	0.503	0.6	6	4	180	0.8	2	0.04	0.7	17	2	4160	4.77	2.36	0.53	88	17	0.06	6	440	18	3.67	5	307	0.08	44	10	77	10
JM DH-01-06	208	209	200209	EXT	0.536	0.7	6.07	6	370	0.8	2	0.06	0.6	4	5	3840	3.86	2.38	0.57	112	4	0.07	7	470	20	3.36	5	310	0.08	40	10	88	10
JM DH-01-06	209	210	200210	EXT	0.493	0.8	6.38	5	440	0.8	2	0.04	0.7	6	1	4120	3.73	2.28	0.58	98	14	0.06	6	420	22	1.61	5	288	0.12	47	10	61	10
JM DH-01-06	210	211	200211	EXT	0.598	1.1	5.62	10	350	0.8	4	0.2	0.9	6	3	4500	3.45	1.83	0.88	124	22	0.07	7	370	18	2.17	5	200	0.08	38	10	104	10
JM DH-01-06	211	212	200212	EXT	0.573	1.8	5.41	5	230	0.8	5	0.11	0.6	18	4	4400	3.82	2.08	0.54	104	51	0.07	6	320	20	3.38	5	198	0.08	42	10	45	10
JM DH-01-06	212	213	200213	EXT	0.611	1.5	8.2	8	420	0.8	6	0.05	0.6	8	27	4400	3.84	2.3	0.7	118	22	0.08	15	330	18	2.43	5	238	0.1	42	10	104	10
JM DH-01-06	213	214	200214	EXT	0.579	0.8	7.08	6	500	0.7	7	0.06	0.6	5	3	4080	3.44	2.78	0.62	64	20	0.1	6	300	31	1.5	8	337	0.12	48	10	91	10
JM DH-01-06	214	215	200215	EXT	0.624	1.3	6.34	41	140	0.7	7	0.08	1	8	3	6110	4.86	2.18	0.28	52	23	0.19	6	430	28	4.22	5	384	0.1	53	10	48	10
JM DH-01-06	215	216	200216	EXT	0.532	1.3	6.13	5	400	0.8	5	0.04	0.8	8	3	4160	4.44	2.06	0.88	136	30	0.07	8	340	11	1.98	5	213	0.13	37	10	104	10
JM DH-01-06	216	217	200217	EXT	0.53	1.6	4.96	16	230	0.6	6	0.03	0.6	14	2	4090	5.13	2.47	0.64	112	67	0.07	7	290	16	3.04	5	128	0.12	48	10	67	10
JM DH-01-06	217	218	200218	EXT	0.540	1.4	6.31	8	330	0.6	5	0.08	0.5	8	2	4320	4.15	2.48	0.54	80	37	0.08	6	580	14	2.08	5	493	0.11	51	10	70	10
JM DH-01-06	218	219	200219	EXT	0.298	0.8	6.51	5	180	0.7	4	0.06	0.5	13	4	1836	3.62	2.06	0.43	60	13	0.07	5	700	12	4	5	300	0.1	47	10	60	10
JM DH-01-06	219	220	200220	EXT	0.627	1.1	5.8	7	380	0.7	7	0.06	0.5	4	5	4400	4.04	2.33	0.5	104	16	0.08	7	490	11	2.25	5	317	0.11	40	10	70	10
JM DH-01-06	220	221	200221	EXT	0.513	1	5.40	8	380	0.6	5	0.08	0.7	4	2	4080	3.63	2.11	0.41	77	40	0.08	5	530	16	2.28	5	458	0.1	36	10	83	10
JM DH-01-06	221	222	200222	EXT	0.519	1.5	6.13	8	400	0.7	4	0.04	0.8	4	3	5410	3.66	2.47	0.43	79	11	0.08	5	410	12	1.66	5	340	0.12	50	10	42	10
JM DH-01-06	222	223	200223	EXT	0.383	1.2	7.62	8	440	1	4	0.09	0.8	5	3	4530	3.79	2.09	0.56	68	13	0.11	5	860	21	2.13	5	635	0.13	53	10	66	10
JM DH-01-06	223	224	200224	EXT	0.368	1.2	7.94	8	460	1.1	6	0.06	0.7	17	5	2810	4.06	2.73	0.63	308	13	0.1	6	500	15	2.42	5	305	0.13	45	10	182	10
JM DH-01-06	224	225	200225	EXT	0.513	1.6	8.25	8	420	1	4	0.04	0.6	8	2	3860	4.29	2.48	0.66	207	21	0.08	5	320	18	2.14	5	122	0.12	41	10	108	10
JM DH-01-06	225	226	200226	EXT	0.453	1.2	8.67	8	280	1.3	4	0.06	0.6	13	3	1258	4.61	2.57	0.67	166	10	0.08	4	600	38	3.06	5	381	0.11	47	10	114	10
JM DH-01-06	226	227	200227	EXT	0.395	1.6	4.94	8	250	1.2	4	0.06	0.8	13	3	2910	4.32	2.48	0.82	179	11	0.09	4	670	29	3.16	5	474	0.1	48	10	110	10
JM DH-01-06	227	228	200228	EXT	0.46	1.4	8.29	5	310	1	3	0.04	0.8	6	2	3540	4.95	2.42	1.02	215	8	0.07	5	290	10	2.73	5	87	0.1	45	10	112	10
JM DH-01-06	228	229	200229	EXT	0.546	1.7	5.95	8	350	1	5	0.06	0.7	9	1	4170	4.74	2.48	0.79	188	15	0.08	5	360	14	2.46	5	217	0.12	47	10	104	10
JM DH-01-06	229	230	200230	EXT	0.513	1.3	5.43	11	140	0.8	5	0.09	0.7	18	2	3480	8.43	2.38	0.48	116	10	0.07	4	560	18	8.75	5	320	0.08	48	10	100	10
JM DH-01-06	230	231	200231	EXT	0.468	0.8	8.53	5	380	1.2	4	0.06	0.6	10	3	3060	4.42	2.4	0.67	181	25	0.08	5	870	17	2.48	5	363	0.11	47	10	127	10
JM DH-01-06	231	232	200232	EXT	0.345	1	6.36	10	420	1.3	7	0.06	0.6	8	3	2910	4.48	3.51	0.83	202	7	0.08	5	580	14	2.11	5	440	0.11	45	10	128	10



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM DH-01-05	346	347	200347	EXT	0.148	0.7	6.38	17	270	1.7	2	0.06	1.7	8	14	1790	3.09	1.34	0.56	98	30	0.08	13	430	5	2.01	5	47	0.11	60	10	84	10
JM DH-01-05	347	348	200348	EXT	0.081	0.6	6.97	20	500	1.6	2	0.06	1.5	7	18	1300	2.92	1.14	0.77	115	33	0.08	[illegible]	440	11	1.44	5	129	0.12	96	10	83	10
JM DH-01-05	348	349	200349	EXT	0.126	0.5	6.84	5	520	1.6	2	0.08	1.6	7	18	1550	3.42	1.41	1.1	144	21	0.08	18	610	16	1.04	5	164	0.15	74	10	86	10
JM DH-01-05	349	350	200350	EXT	0.138	0.8	6.25	18	550	1.7	2	0.06	1.7	10	8	2070	3.54	1.18	0.6	111	25	0.07	14	410	8	1.37	5	140	0.14	54	10	86	10
JM DH-01-05	350	351	200351	EXT	0.422	1.3	4.28	7	360	1.6	2	0.02	0.8	2	4	4300	2.73	1.14	0.61	94	28	0.05	11	290	11	1.3	5	58	0.05	24	10	66	10
JM DH-01-05	351	352	200352	EXT	0.416	1.4	3.8	20	240	1.2	2	0.02	1.2	5	6	5350	2.91	1.38	0.62	89	199	0.04	7	340	10	2.16	5	190	0.04	30	10	63	10
JM DH-01-05	352	353	200353	EXT	0.282	1.2	3.19	14	170	1.1	2	0.03	1.2	4	7	3300	2.83	1.14	0.86	108	42	0.04	6	290	20	0.86	5	144	0.04	23	10	81	10
JM DH-01-05	353	354	200354	EXT	0.545	1.4	4.2	18	290	1.1	3	0.02	1.3	5	3	4700	2.54	1.1	0.82	98	51	0.05	8	210	8	0.86	5	110	0.05	22	10	86	10
JM DH-01-05	354	355	200355	EXT	0.472	1.3	4.41	12	360	1.1	2	0.01	1.2	6	6	5450	2.95	1.08	0.73	98	63	0.05	18	300	6	1.38	5	82	0.05	25	16	78	10
JM DH-01-05	355	356	200356	EXT	0.445	2	4.25	17	410	1.1	2	0.02	1.7	7	6	5080	2.34	1.1	0.65	112	27	0.04	8	280	14	1.28	5	758	0.04	23	10	89	10
JM DH-01-05	356	357	200357	EXT	0.45	2	4.08	14	380	1.1	2	0.01	1.4	7	6	5500	2.4	1.14	0.6	89	67	0.04	8	230	10	1.05	5	144	0.04	21	10	86	10
JM DH-01-05	357	358	200358	EXT	0.404	2.1	4.12	38	370	1.2	2	0.12	1.5	7	4	5340	2.52	1.41	0.46	91	43	0.04	4	650	44	1.53	5	418	0.04	24	10	82	10
JM DH-01-05	358	359	200359	EXT	0.563	1.8	4.6	12	280	1	3	0.03	1.4	6	12	6190	3.24	1.07	0.48	[illegible]	[illegible]	0.05	11	300	15	1.82	5	106	0.07	30	10	[illegible]	10
JM DH-01-05	359	360	200360	EXT	0.456	1.4	4.6	7	220	1.1	2	0.07	1.3	6	4	9140	3.84	1.48	0.43	83	54	0.06	10	470	27	2.47	5	279	0.04	45	10	47	10
JM DH-01-05	360	361	200361	EXT	0.366	1.1	4.97	28	320	1.1	2	0.05	1.6	10	7	3380	2.86	1.44	0.31	72	50	0.07	14	660	28	1.93	5	537	0.06	45	10	38	10
JM DH-01-05	361	362	200362	EXT	0.47	1.8	4.72	21	240	0.9	2	0.03	1	8	6	6530	3.3	1.38	0.5	112	78	0.04	5	290	12	1.6	5	104	0.1	42	10	[illegible]	10
JM DH-01-05	362	363	200363	EXT	0.518	1.8	4.06	10	270	0.7	2	0.03	1.8	8	7	5660	2.26	0.73	0.4	94	71	0.05	11	230	16	1.8	5	108	0.04	34	10	71	10
JM DH-01-05	363	364	200364	EXT	0.465	1.8	4.41	13	140	0.9	2	0.14	1.7	7	3	5320	3	0.84	0.63	126	56	0.05	7	310	37	2.55	5	118	0.07	31	10	84	10
JM DH-01-05	364	365	200365	EXT	0.307	2.2	4.86	8	340	0.9	2	0.02	1.8	7	6	5100	2.52	1.52	0.66	121	80	0.05	8	270	17	1.86	5	110	0.08	30	10	100	10
JM DH-01-05	365	366	200366	EXT	0.372	1.8	5.44	7	250	0.8	3	0.01	1	8	4	4560	3.37	1.92	0.81	116	32	0.07	3	200	15	2.34	5	61	0.04	22	10	100	10
JM DH-01-05	366	367	200367	EXT	0.404	1	5.74	8	160	0.9	4	0.06	0.8	13	3	4170	4.27	2.15	0.7	141	124	0.07	3	290	23	3.08	5	63	0.08	45	10	118	10
JM DH-01-05	367	368	200368	EXT	0.364	1.3	5.29	8	230	0.8	2	0.1	1	12	4	3620	2.82	1.68	0.47	108	126	0.07	5	240	30	2.15	5	95	0.05	26	10	88	10
JM DH-01-05	368	369	200369	EXT	0.611	3.3	6.18	7	270	1	4	0.02	1	11	2	6620	3.79	1.98	0.41	98	39	0.1	3	300	178	2.51	5	281	0.1	44	10	88	10
JM DH-01-05	369	370	200370	EXT	0.586	2.1	5.73	7	540	1.1	5	0.05	1.5	8	2	5040	2.46	1.73	0.26	65	61	0.12	3	240	135	1.34	5	383	0.1	36	10	88	10
JM DH-01-05	370	371	200371	EXT	0.407	1.8	5.4	13	770	1	5	0.02	1.7	7	3	4080	2.86	1.12	0.27	85	27	0.15	3	380	162	6.78	18	383	0.09	37	10	79	20
JM DH-01-05	371	372	200372	EXT	0.511	1.1	5.08	8	370	1	4	0.02	1.8	13	4	4120	3.22	1.46	0.3	79	35	0.12	4	420	127	1.46	5	394	0.11	43	10	83	10
JM DH-01-05	372	373	200373	EXT	0.380	1.8	5.78	5	410	1	2	0.02	1.2	12	3	4780	2.86	1.6	0.38	89	32	0.1	5	330	98	1.46	5	277	0.07	35	10	82	10
JM DH-01-05	373	374	200374	EXT	0.538	2.2	5.07	5	380	0.8	3	0.04	1.3	18	1	4660	3.35	2.04	0.5	104	32	0.09	5	330	100	2.06	5	231	0.08	42	10	124	10
JM DH-01-05	374	375	200375	EXT	0.54	1.2	6.18	5	310	1	4	0.02	1	11	4	3780	3.94	1.65	0.43	96	13	0.1	7	340	119	1.1	5	299	0.11	61	10	63	10
JM DH-01-05	375	376	200376	EXT	0.716	2.6	5.67	64	200	1	2	0.05	4.3	25	3	5370	3.21	1.62	0.39	74	295	0.08	6	620	905	3.16	54	384	0.07	37	18	136	60
JM DH-01-05	376	377	200377	EXT	0.708	2.8	6.01	8	310	1	2	0.06	1.9	10	1	4240	2.2	1.79	0.36	73	189	0.06	3	280	29	1.75	5	74	0.05	26	10	80	20
JM DH-01-05	377	378	200378	EXT	0.636	1.9	5.89	5	480	1.1	2	0.02	0.9	7	1	7710	2.33	1.78	0.4	60	39	0.08	5	190	13	1.53	5	42	0.08	30	10	57	10
JM DH-01-05	378	379	200379	EXT	0.444	1.8	5.43	19	280	1	2	0.02	0.7	13	1	5640	2.45	1.78	0.29	60	98	0.09	3	220	28	1.78	5	88	0.05	21	10	36	20
JM DH-01-05	379	380	200380	EXT	0.622	1.4	4.8	7	200	0.7	3	0.02	0.8	25	1	7040	2.53	2.02	0.21	54	136	0.08	4	210	44	2.14	5	55	0.05	25	10	36	10
JM DH-01-05	380	381	200381	EXT	0.478	1.4	6.28	7	140	0.8	3	0.04	0.7	22	1	4880	2.81	1.42	0.29	56	100	0.08	5	210	18	2.1	5	42	0.06	24	10	34	10
JM DH-01-05	381	382	200382	EXT	0.458	0.8	5.75	5	480	1	2	0.03	0.6	14	1	6880	2.79	2	0.31	53	164	0.1	3	290	12	1.82	5	[illegible]	0.08	27	10	36	10
JM DH-01-05	382	383	200383	EXT	0.580	1.9	4.07	85	230	0.5	2	0.06	1.4	13	2	5420	1.96	1.61	0.14	54	67	0.08	3	140	42	1.73	27	80	0.08	31	10	36	40
JM DH-01-05	383	384	200384	EXT	1.826	0.9	4.38	66	90	0.5	2	0.1	0.5	12	2	5450	2.88	2.04	0.25	56	66	0.06	3	130	14	3.13	5	37	0.04	28	10	37	10
JM DH-01-05	384	385	200385	EXT	0.153	0.7	4.49	180	100	0.6	2	0.06	0.6	13	2	4150	2.37	2.01	0.35	56	79	0.06	3	210	16	3.3	5	40	0.04	30	10	33	10
JM DH-01-05	385	386	200386	EXT	0.414	0.8	4.88	180	200	0.6	2	0.1	0.5	14	3	5080	3.15	1.86	0.34	61	38	0.06	3	270	13	2.57	5	44	0.04	26	10	44	10
JM DH-01-05	386	387	200387	EXT	0.430	0.8	5.29	5	200	0.6	5	0.04	0.5	8	2	5570	3.13	1.92	0.48	63	38	0.06	3	210	15	1.45	5	54	0.06	33	10	44	10
JM DH-01-05	387	388	200388	EXT	0.40	0.6	5.21	5	240	0.6	2	0.01	0.6	22	1	4790	2.94	2.07	0.31	54	115	0.07	5	300	17	2.1	5	57	0.05	30	10	35	10
JM DH-01-05	388	389	200389	EXT	0.303	1	4.81	340	150	0.6	2	0.03	0.6	11	1	5510	1.88	1.33	0.27	53	104	0.06	4	250	23	2.44	22	80	0.04	36	18	30	60
JM DH-01-05	389	390	200390	EXT	0.453	1.4	4.47	145	150	0.7	2	0.01	0.6	6	1	7070	2.41	1.3	0.32	63	69	0.06	3	140	10	2.44	5	41	0.04	27	10	29	40
JM DH-01-05	390	391	200391	EXT	0.295	1.1	4.47	420	150	0.6	3	0.05	0.7	26	2	8770	3.17	1.84	0.28	61	96	0.08	3	240	15	3.46	10	46	0.04	29	10	41	40
JM DH-01-05	391	392	200392	EXT	0.23	1.1	4.52	129	110	0.6	2	0.01	0.5	16	1	6610	2.47	1.86	0.32	58	31	0.05	3	200	9	2.86	5	56	0.04	25	10	37	30
JM DH-01-05	392	393	200393	EXT	0.201	0.6	4.3	308	90	0.7	4	0.02	0.7	14	1	5290	2.51	1.56	0.29	56	58	0.05	3	230	11	2.57	13	61	0.03	23	10	38	40
JM DH-01-05	393	394	200394	EXT	0.162	0.6	4.47	464	80	0.6	2	0.03	1	15	1	5470	2.46	1.56	0.2	49	108	0.05	3	300	21	2.72	20	104	0.05	22	10	41	90
JM DH-01-05	394	395	200395	EXT	0.240	0.7	4.66	74	80	1.6	3	0.06	0.7	34	11	2880	3.04	1.46	0.14	44	33	0.08	12	900	50	3.46	5	419	0.07	44	10	42	10
JM DH-01-05	395	396	200396	EXT	0.337	0.9	4.47	18	120	0.6	3	0.07	0.5	18	12	3670	2.77	1.45	0.15	40	25	0.1	9	620	35	2.90	5	330	0.05	44	10	44	10
JM DH-01-05	396	397	200397	EXT	0.475	1.1	4.27	18	180	0.5	2	0.05	0.5	14	3	4040	2.04	1.28	0.33	58	15	0.1	6	300	16	1.6	5	138	0.05	36	10	54	10
JM DH-01-05	397	398	200398	EXT	0.546	0.5	4.37	8	170	0.6	5	0.03	0.5	18	3	5480	2.75	1.38	0.22	67	30	0.08	6	420	23	2.5	5	182	0.07	44	10	54	10
JM DH-01-05	398	399	200399	EXT	0.481	0.5	4.81	8	130	0.5	2	0.03	0.5	16	4	3120	3.22	1.58	0.15	68	53	0.08	5	320	22	3.03	5	124	0.08	40	10	42	10
JM DH-01-05	399	400	200400	EXT	0.57	0.6	4.97	8	80	0.5	2	0.03	0.5	16	2	3450	4.7	1.56	0.28	63	12	0.1	6	340	24	3.86	5	179	0.07	54	10	55	10
JM DH-01-05	400	401	200401	EXT	0.307	0.5	5.5	12	300	0.6	2	0.02	0.6	13	6	3140	3.14	1.65	0.21	53	14	0.11	13	430	25	3.18	5	142	0.08	44	10	77	50
JM DH-01-05	401	402	200402	EXT	0.440	1.5	3.6	5	190	0.5	4	0.02	0.6	8	10	2850	3.27	1.29	0.14	54	10	0.08	8	520	27	3.14	5	189	0.04	36	10	44	40
JM DH-01-05	402	403	200403	EXT	0.636	1.1	4.34	30	240	0.6	2	0.04	0.6	15	7	3250	3.41	1.53	0.19	70	22	0.08	8	610	44	3.54	5	221	0.08	46	10	87	40
JM DH-01-05	403	404	200404	EXT	0.371	1.4	5.51	5	270	0.4	4	0.11	0.8	14	17	2150	2.8	1.54	0.12	43	27	0.15	12	1580	103	3.28	5	887	0.08	52	10	104	30
JM DH-01-05	404	405	200405	EXT	0.351	0.8	6.07	28	310	0.4	2	0.2	1.1	12	6	3300	2.81	1.72	0.21	67	20	0.17	9	650	104	3.11	5	414	0.06	54	10	108	30
JM DH-01-05	405	406	200406	EXT	0.305	1.2	7.91	18	270	1.6	6	0.14	1	15	5	3660	3.19	2.38	0.36	44	52	0.2	7	1180	29	3.38	5	426	0.12	58	10	113	30
JM DH-01-05	406	407	200407	EXT	0.206	0.7	6.21	11	580	1.2	4	0.32	0.6	8	5	2080	2.37	2.27	0.5	91	45	0.19	27	670	17	1.68	5	218	0.17	52	10	107	20
JM DH-01-05	407	408	200408	EXT	0.208	0.8	6.72	18	370	1.7	5	0.08	1.1	18	4	1815	2.64	2.11	0.28	56	10	0.28	17	1440	120	2.77	5	716	0.14	63	10	122	20
JM DH-01-05	408	409	200409	EXT	0.301	1.2	6.33	5	300	0.9	2	0.06	0.7	18	7	3880	3.14	2	0.41	73	37	0.13	16	580	28	2.88	5	286	0.12	61	10	108	20
JM DH-01-05	409	410	200410	EXT	0.4	0.8	6.57	5	400	0.6	3	0.07	0.5	12	8	3040	3.01	2.17	0.46	80	44	0.13	18	530	27	2.29	6	227	0.09	47	10	78	30
JM DH-01-05	410	411	200411	EXT	0.601	1.1	6.08	7	610	1.1	4	0.08	0.6	12	5	3640	3.25	2.38	0.84	120	74	0.17	22	730	28	1.6	5	286	0.13	54	10	118	20
JM DH-01-05	411	412	200412	EXT	0.100	0.8	7.7	11	420	0.8	6	0.03	1	14	3	1585	3.52	2.48	0.41	81	18	0.15	17	980	28	2.83	5	222	0.13	50	10	61	10
JM DH-01-05	412	413	200413	EXT	0.426	1.2	5.54	15	300	0.6	6	0.05	0.6	8	21	4550	3.16	1.68	0.46	82	18	0.1	11	350	20	2.82	5	180	0.07	44	10	79	20
JM DH-01-05	413	414	200414	EXT	0.505	2.1	5.91	30	190	0.5	5	0.12	1.3	11	14	4570	3.07	1.88	0.17	58	13	0.15	8	750	68	4.58	5	361	0.09	58	10	44	20
JM DH-01-05	414	415	200415	EXT	0.736	1.2	7.9	30	300	0.7	2	0.16	0.6	5	4	2780	3.26	2.48	0.58	57	50	0.19	5	678	44	3.42	5	349	0.09	53	10	70	20
JM DH-01-05	415	416	200416	EXT	0.196	0.7	7.98	15	550	0.6	5	0.04	1.5	4	8	2480	2.47	2.49	0.55	106	24	0.27	12	580	31	1.79	5	331	0.13	54	10	109	10
JM DH-01-05	416	417	200417	EXT	0.158	0.7	7.38	7	560	0.9	5	0.11	0.7	6	4	2620	2.57	2.44	0.88	61	57	0.2	6	780	24	2.3	5	383	0.08	47	10	98	10
JM DH-01-05	417	418	200418	EXT	0.229	1	7.86	15	500	0.7	6	0.06	1.1	8	3	3100	2.88	2.53	0.6	120	14	0.2	6	410	10	2.19	5	149	0.08	48	10	126	10
JM DH-01-05	418	419	200419	EXT	0.168	0.8	7.8	18	620	0.8	4	0.06	1.3	7	6	2910	2.98	2.64	0.57	172	13	0.25	6	440	11	2.12	5	180	0.11	50	10	122	10
JM DH-01-05	419	420	200420	EXT	0.157	0.6	8.84	7	570	1	5	0.04	1.5	3	4	1720	3.32	2.10	1.08	614	7	0.36	6	480	8	0.78	5	58	0.14	63	10	341	10
JM DH-01-05	420	421	200421	EXT	0.2	0.6	9.09	19	540	1	5	0.05	1.1	5	4	2780	2.41	2.28	0.55	190	9	0.37	7	430	13	1.64	5	175	0.17	50	10	128	30
JM DH-01-05	421	422	200422	EXT	0.281	0.6	7.53	17	350	1	7	0.40	1.2	7	7	3640	3.05	2.58	0.34	88	18	0.26	7	1140	40	3.07	5	728	0.07	51	10	42	40
JM DH-01-05	422	423	200423	EXT	0.25	0.6	7.06	9	270	0.7	4	0.08	1.1	4	5	2530	3.58	2.42	0.42	73	18	0.34	18	480	18	3.07	5	167	0.09	48	10	42	20
JM DH-01-05	423	424	200424	EXT	0.153	0.6	6.96	5	140	0.7	5	0.04	0.8	6	7	2300	4.34	2.48	0.34	51	10	0.27	6	640	20	4.74	5	273	0.08	42	10	32	20
JM DH-01-05	424	425	200425	EXT	0.2	0.9	7.06	5	570	0.7	6	0.08	1.2	4	5	3230	2.74	2.83	0.63	78	34	0.21	5	710	27	2.38	5	385	0.1	50	10	87	10
JM DH-01-05	425	426	200426	EXT	0.202	0.6	7.86	13	480	0.6	2	0.14	0.7	6	3	3620	2.83	2.14	0.54	68	11	0.33	2	840	50	2.43	5	507	0.11	52	10	42	20
JM DH-01-05	426	427	200427	EXT	0.778	0.5	0.05	5	10	0.5	2	0.01	0.5	1	1	1	0.02	0.01	0.01	5	1	0.01	1	10	2	0.01	5	1	0.01	1	10	2	10
JM DH-01-05	427	428	200428	EXT	0.192	0.6	7.53	19	440	0.6	6	0.12	1.1	6	6	3460	2.88	2.45	0.4	86	10	0.28	5	540	21	2.57	5	264	0.1	48	10	81	10
JM DH-01-05	428	429	200429	EXT	0.252	0.7	8.04	8	400	0.6	6	0.13	0.8	5	6	3810	3.06	2.37	0.38	65	8	0.37	10	1120	58	3.06	5	562	0.1	47	10	97	10
JM DH-01-05	429	430	200430	EXT	0.217	0.7	7.08	13	430	0.9	4	0.08	0.8	5	3	3830	3.04	2.03	0.45	74	42	0.25	7	880	28	2.77	5	432	0.1	50	10	88	10
JM DH-01-05	430	431	200431	EXT	0.240	0.8	7.36	10	380	0.4	2	0.07	1.1	7	6	4020	2.95	1.98	0.37	64	39	0.23	5	1010	45	3	5	574	0.07	48	10	64	10
JM DH-01-05	431	432	200432	EXT	0.281	1	7.36	10	400	0.8	12	0.04	1.1	5	4	4370	2.02	2.01	0.7	114	24	0.18	11	480	22	1.38	5	240	0.12	48	10	130	10
JM DH-01-05	432	433	200433	EXT	0.356	0.7	6.67	8	280	0.6	3	0.07	0.5	8	6	3740	3.53	1.74	0.47	63	48	0.15	12	620	24	3.38	5	257	0.07	48	10	61	10
JM DH-01-05	433	434	200434	EXT	0.284	0.8	6.67	5	320	0.6	2	0.07	0.8	7	5	3950	3.54	1.88	0.46	47	8	0.21	8	1100	24	2.84	5	683	0.08	58	10	62	10
JM DH-01-05	434	435	200435	EXT	0.192	1	7.67	17	330	0.6	2	0.05	0.8	6	5	4080	3.84	2.14	0.34	47	62	0.24	7	800	34	3.7	5	383	0.08	48	10	58	10
JM DH-01-05	435	436	200436	EXT	0.301	1.1	6.92	15	390	0.9	4	0.04	0.6	4	4	1880	2.78	1.88	0.45	43	16	0.21	8	740	18	2.56	5	450	0.09	43	10	71	10
JM DH-01-05	436	437	200437	EXT	0.452	1.5	5.38	10	230	0.5	2	0.08	0.5	8	7	7100	3.56	1.48	0.13	42	36	0.19	8	688	73	3.08	5	588	0.06	48	10	28	20
JM DH-01-05	437	438	200438	EXT	0.443	1.3	5.48	5	210	0.5	6	0.06	0.5	13	8	5400	3.7	1.63	0.21	34	64	0.18	6	630	34	3.03	5	222	0.06	51	10	34	40
JM DH-01-05	438	439	200439	EXT	0.40	1.3	5.24	5	330	0.5	3	0.04	0.7	13	7	8040	3.14	1.7	0.22	86	31	0.16	11	700	41	3.67	5	430	0.07	48	10	47	20
JM DH-01-05	439	440	200440	EXT	0.616	1.2	5.25	5	330	0.5	9	0.12	0.7	6	4	11800	2.08	1.98	0.18	52	73	0.16	4	840	41	2.84	5	327	0.08	44	10	32	20
JM DH-01-05	440	441	200441	EXT	0.434	1	4.83	5	250	0.8	11	0.04	0.5	5	5	7410	1.6	1.56	0.15	58	107	0.16	7	820	48	1.98	5	618	0.05	33	10	28	10
JM DH-01-05	441	442	200442	EXT	0.448	1.5	6.4	20	320	0.7	7	0.1	0.7	4	4	7740	3.27	1.88	0.17	44	170	0.24	10	1730	67	3.28	5	1355	0.06	42	10	44	10
JM DH-01-05	442	443	200443	EXT	0.983	1.4	6.45	17	380	0.8	2	0.08	0.7	5	5	18200	4.08	1.86	0.17	49	253	0.24	16	1340	40	2.82	5	823	0.06	46	10	44	20
JM DH-01-05	443	444	200444	EXT	0.427	1.2	5.74	5	310	0.6	2	0.04	0.8	15	5	6000	3.1	1.61	0.13	95	190	0.24	4	790	20	3.08	5	507	0.06	43	10	24	10
JM DH-01-05	444	445	200445	EXT	0.56	2.2	4.88	37	250	0.6	3	0.04	1.1	10	3	8410	2.94	1.38	0.08	53	462	0.22	9	780	80	3.18	5	463	0.04	31	10	43	20
JM DH-01-05	445	446	200446	EXT	0.635	1.4	6.37	5	500	0.7	7	0.03	0.8	8	4	7200	2.07	2.08	0.31	58	120	0.21	5	610	16	1.6	5	304	0.06	43	10	50	10
JM DH-01-05	446	447	200447	EXT	0.440	1	6.17	5	270	0.7	2	0.02	1	11	6	5510	3.21	2	0.38	63	58	0.15	4	480	16	2.67	5	257	0.07	50	10	66	10
JM DH-01-05	447	448	200448	EXT	0.254	0.5	6.86	11	340	0.8	6	0.06	0.6	9	4	5100	3.27	3.04	0.44	58	64	0.2	9	780	36	3.16	5	411	0.07	48	10	58	10
JM DH-01-05	448	449	200449	EXT	0.315	0.9	7.14	5	350	0.7	5	0.28	1	12	4	4140	4.08	1.8	0.36	67	33	0.18	8	640	17	3.8	5	228	0.11	61	10	51	10
JM DH-01-05	449	450	200450	EXT	0.315	0.6	7	8	384	0.7	6	0.08	0.5	5	5	4040	3.65	1.01	0.71	112	28	0.18	13	580	14	1.78	5	205	0.1	51	10	65	10
JM DH-01-05	450	451	200451	EXT	0.331	1	6.07	5	470	0.7	2	0.03	0.5	7	6	4380	3.08	1.82	0.71	118	4	0.17	13	980	18	1.8	5	136	0.1	62	10	63	10
JM DH-01-05	451	452	200452	EXT	0.382	1.2	5.6	5	350	0.6	4	0.03	0.7	6	5	5210	2.88	1.96	0.81	180	50	0.13	18	300	13	2.72	5	86	0.08	43	10	64	50
JM DH-01-05	452	453	200453	EXT	0.136	0.7	6.65	20	340	0.6	6	0.04	1.1	7	4	3070	3.11	2.05	0.33	58	5	0.16	8	530	27	3.28	5	174	0.08	50	10	93	50
JM DH-01-05	453	454	200454	EXT	0.151	2.7	10.3	1150	210	0.6	11	0.28	1.2	8	7	4220	3.5	2.88	0.22	54	18	0.06	8	478	170	5	61	373	0.08	48	10	48	40
JM DH-01-05	454	455	200455	EXT	0.104	0.8	6.23	340	240	0.5	6	0.02	1.2	10	4	2240	2.83	1.68	0.18	58	45	0.06	3	480	47	3.18	23	263	0.07	50	10	24	20
JM DH-01-05	455	456	200456	EXT	0.153	0.8	7.30	14	290	0.6	11	0.03	1.1	11	5	3300	3.36	2.37	0.19	44	17	0.17	8	900	38	3.48	5	223	0.08	51	10	13	20
JM DH-01-05	456	457	200457	EXT	0.202	0.8	6.48	7	220	0.5	7	0.06	0.5	5	5	2850	3.10	1.84	0.48	83	18	0.17	7	830	23	3.15	5	214	0.08	48	10	32	20
JM DH-01-05	457	458	200458	EXT	0.244	1.2	6.72	14	140	0.6	7	0.05	0.5	8	4	2300	4.37	2.38	0.34	86	82	0.18	7	880	15	4.77	5	218	0.07	48	10	25	20
JM DH-01-05	458	459	200459	EXT	0.317	0.7	6.63	5	380	0.6	5	0.02	0.8	7	5	2780	2.96	1.44	0.9	108	34	0.17	6	900	14	2.38	5	182	0.04	44	10	48	20
JM DH-01-05	459	460	200460	EXT	0.429	0.7	7.46	5	380	0.6	4	0.08	0.6	7	4	1970	3.44	1.01	0.72	100	12	0.18	5	900	18	2.98	5	180	0.08	47	10	88	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-01-05	460	461	200461	EXT	0.298	0.5	6.88	14	160	0.8	4	0.09	0.5	8	4	2190	4.08	2.3	0.51	76	6	0.18	14	930	14	4.03	5	196	0.07	34	10	65	10
JM DH-01-05	461	462	200462	EXT	0.362	0.8	7.28	23	340	1	5	0.05	0.5	6	5	2350	4.28	1.96	0.68	126	5	0.23	12	610	12	2.64	5	177	0.09	53	10	79	10
JM DH-01-05	462	463	200463	EXT	0.281	1.1	7.96	12	460	1.1	5	0.06	0.5	8	5	2410	3.16	2	0.68	130	39	0.23	13	860	17	2.31	5	218	0.08	46	10	107	10
JM DH-01-05	463	464	200464	EXT	0.547	1.5	7.31	5	430	1	5	0.07	1	8	5	4000	3.13	1.96	0.8	106	14	0.26	9	900	27	2.46	5	248	0.08	46	10	75	10
JM DH-01-05	464	465	200465	EXT	0.361	0.8	7.43	5	370	1	5	0.04	0.6	7	5	2010	4.17	1.66	0.76	132	4	0.22	16	680	25	2.62	5	182	0.08	50	10	102	10
JM DH-01-05	465	466	200466	EXT	0.303	1.3	7.87	12	260	1	5	0.07	0.5	21	4	3350	3.81	2.36	0.53	106	15	0.19	8	800	39	3.11	5	188	0.09	46	10	70	10
JM DH-01-05	466	467	200467	EXT	0.385	1.3	7.04	5	620	1.1	2	0.04	1	9	3	3490	3.82	2.32	0.69	173	5	0.16	8	520	36	1.46	5	203	0.1	46	10	112	10
JM DH-01-05	467	468	200468	EXT	0.382	0.7	7.49	12	560	1.1	4	0.06	0.7	6	3	2120	3.64	2.32	0.66	176	6	0.26	10	540	25	2.01	5	233	0.08	50	10	114	10
JM DH-01-05	468	469	200469	EXT	0.335	0.9	7.64	8	480	1.2	7	0.06	1.1	6	3	2650	3.03	2.4	0.76	145	4	0.26	11	620	58	2.27	5	215	0.1	48	10	100	10
JM DH-01-05	469	470	200470	EXT	0.403	1	7.23	24	260	1	5	0.04	0.6	5	5	2770	3.45	2.45	0.53	106	13	0.2	8	660	62	3.27	5	308	0.08	50	10	65	10
JM DH-01-05	470	471	200471	EXT	0.257	1	6.86	144	230	1.1	5	0.87	1.1	12	3	2560	3.2	2.43	0.23	55	8	0.16	8	914	121	3.41	5	375	0.08	42	10	100	10
JM DH-01-05	471	472	200472	EXT	0.356	1	7.11	430	138	1.2	2	0.14	1.5	14	3	2320	5.11	3.51	0.15	47	35	0.19	7	1170	140	6.1	5	343	0.06	30	10	213	30
JM DH-01-05	472	473	200473	EXT	0.33	1.4	7.36	247	140	1.4	5	0.76	1.9	16	4	2250	4.84	2.5	0.2	139	35	0.15	8	1460	300	4.69	5	372	0.07	50	10	227	60
JM DH-01-05	473	474	200474	EXT	0.273	0.9	7.48	5	170	1.5	5	0.14	1.4	10	4	2400	3.91	2.4	0.24	56	35	0.16	13	1760	210	4.38	5	631	0.06	50	10	80	40
JM DH-01-05	474	475	200475	EXT	0.188	0.8	7.87	5	130	2	5	0.22	1.1	14	3	1600	4.38	2.36	0.22	46	56	0.16	8	2230	278	5.25	5	585	0.08	36	10	68	40
JM DH-01-05	475	476	200476	EXT	0.207	0.7	7.76	12	160	1.4	4	0.08	1.1	11	3	1570	4.29	2.5	0.25	53	10	0.21	8	1160	118	4.64	5	335	0.08	35	10	48	30
JM DH-01-05	476	477	200477	EXT	0.348	0.9	6.01	25	138	1.7	5	0.17	0.8	12	3	2140	4.08	2.42	0.21	54	56	0.19	8	2070	276	5.45	5	541	0.07	62	10	70	30
JM DH-01-05	477	478	200478	EXT	0.313	1.2	6.02	5	230	1.4	5	0.16	0.7	11	3	2560	3.63	2.71	0.26	87	45	0.19	8	1870	206	4.18	5	441	0.08	52	10	76	30
JM DH-01-05	478	479	200479	EXT	0.252	0.8	7.98	7	160	1.1	4	0.33	0.8	7	5	2960	3.56	2.31	0.57	77	45	0.16	11	740	29	4.08	5	195	0.1	81	10	117	30
JM DH-01-05	479	480	200480	EXT	0.234	0.8	5.68	26	140	1.6	6	0.42	0.8	11	5	2030	3.89	2.22	0.22	82	14	0.21	15	1500	140	4.64	5	408	0.07	54	10	178	10
JM DH-01-05	480	481	200481	EXT	0.227	1.4	7.46	14	140	1.4	2	0.56	1.3	13	4	2290	3.73	2.57	0.21	71	287	0.16	7	1370	125	4.51	5	408	0.07	56	10	126	10
JM DH-01-05	481	482	200482	EXT	0.33	1.3	6.82	5	250	1.2	3	0.08	1	9	5	4340	3.29	2.56	0.3	75	22	0.19	8	820	45	3.23	5	184	0.08	48	10	71	40
JM DH-01-05	482	483	200483	EXT	0.444	1.3	7.73	8	460	1.4	7	0.04	0.8	4	5	4210	2.95	2.33	0.56	130	104	0.17	14	460	7	2.37	5	91	0.1	43	10	91	10
JM DH-01-05	483	484	200484	EXT	0.298	1.3	7.81	8	440	1.8	5	0.15	0.8	12	10	3420	2.86	2.81	0.44	111	27	0.16	14	1150	40	2.65	5	140	0.1	43	10	86	10
JM DH-01-05	484	485	200485	EXT	0.286	0.8	7.15	30	230	1.6	7	0.16	1.4	8	4	2680	3.52	2.33	0.34	75	53	0.23	12	880	80	3.81	5	188	0.06	42	10	88	20
JM DH-01-05	485	486	200486	EXT	0.235	1.1	7.44	6	430	1.4	4	0.14	0.8	9	4	3100	2.86	2.36	0.58	134	46	0.15	18	840	6	2.38	5	102	0.11	43	10	102	10
JM DH-01-05	486	487	200487	EXT	0.347	1.6	6.83	15	360	1.5	8	0.1	0.7	8	7	5270	2.86	2.46	0.34	77	23	0.16	8	730	5	2.41	5	128	0.08	45	10	80	10
JM DH-01-05	487	488	200488	EXT	0.177	1	7.88	8	440	1.6	4	0.07	0.8	5	4	2640	2.7	2.82	0.4	76	56	0.16	8	880	44	2.58	5	214	0.1	47	10	108	20
JM DH-01-05	488	489	200489	EXT	0.239	1	7.48	10	300	1.1	8	0.09	1.5	9	4	3800	3.83	2.54	0.46	80	122	0.16	11	900	35	3.11	5	218	0.08	46	10	123	20
JM DH-01-05	489	490	200490	EXT	0.327	1	6.86	14	500	1.4	8	0.06	0.8	10	5	3780	2.79	2.5	0.48	116	26	0.18	13	640	3	1.98	5	144	0.1	50	10	81	10
JM DH-01-05	490	491	200491	EXT	0.225	1.1	6.54	8	830	2.3	8	0.04	0.7	9	5	3450	2.74	2.54	0.66	172	11	0.2	21	860	2	1.25	5	190	0.13	57	10	118	10
JM DH-01-05	491	492	200492	EXT	0.315	1.2	7.8	8	830	2.1	7	0.03	1	5	12	3340	3.09	2.38	0.96	183	13	0.17	14	710	7	1.33	5	154	0.1	54	10	138	10
JM DH-01-05	492	493	200493	EXT	0.314	0.8	7.79	13	830	1.8	6	0.03	0.7	7	6	3320	3.21	2.35	0.94	184	75	0.16	16	680	2	1.88	5	144	0.11	57	10	152	10
JM DH-01-05	493	494	200494	EXT	0.262	1	7.8	5	380	1.3	7	0.03	1.1	4	4	3130	3.28	2.44	0.77	140	35	0.17	14	380	2	1.94	5	112	0.12	62	10	106	10
JM DH-01-05	494	495	200495	EXT	0.225	0.5	0.01	5	10	0.5	2	0.01	0.5	1	1	1	0.01	0.01	0.01	5	1	0.01	1	10	2	0.01	5	1	0.01	1	10	2	10
JM DH-01-05	495	496	200496	EXT	0.277	0.8	7.43	5	440	1.3	5	0.02	0.7	7	4	2650	3.36	2.36	0.91	222	17	0.16	17	480	3	1.44	5	91	0.12	58	10	138	10
JM DH-01-05	496	497	200497	EXT	0.226	0.8	6.12	5	300	1.8	3	0.03	1.1	6	6	2230	3.76	2.27	0.95	200	12	0.26	22	440	23	1.98	5	158	0.13	60	10	142	10
JM DH-01-05	497	498	200498	EXT	0.288	1.1	8	13	630	2.1	6	0.06	0.5	8	8	2860	3.45	2.37	1.04	200	16	0.28	11	510	12	1.68	5	264	0.11	61	10	140	10
JM DH-01-05	498	499	200499	EXT	0.301	1	7.61	17	460	1.6	2	0.04	0.9	10	6	3850	3.43	2.44	0.79	164	35	0.23	10	460	18	1.68	5	184	0.12	58	10	128	40
JM DH-01-05	499	500	200500	EXT	0.385	1.5	7.43	5	640	1.3	12	0.06	0.8	9	7	3880	3.79	2.36	1.04	223	14	0.19	10	318	4	1.63	5	128	0.12	82	10	172	20
JM DH-01-05	500	501	200501	EXT	0.248	0.8	7.7	6	830	1.5	2	0.05	0.8	7	6	2860	3.8	2.34	0.65	180	277	0.18	5	480	20	1.78	5	178	0.13	58	10	147	10
JM DH-01-05	501	502	200502	EXT	0.33	1.4	6.87	6	560	1.4	2	0.13	0.9	8	4	4180	3.33	2.21	0.63	175	110	0.22	5	440	27	1.68	5	188	0.11	80	10	87	10
JM DH-01-05	502	503	200503	EXT	0.407	1.4	7.07	8	370	1.5	2	0.06	1.1	7	5	3640	3.83	2.36	0.72	126	12	0.22	4	410	13	2.8	5	132	0.08	64	10	107	10
JM DH-01-05	503	504	200504	EXT	0.291	1.3	7.83	5	450	2	2	0.14	1	7	4	2400	3.88	2.09	1.27	243	4	0.26	8	480	15	1.3	5	188	0.12	68	10	204	10
JM DH-01-05	504	505	200505	EXT	0.383	1	7.08	10	540	1.8	3	0.38	1.4	8	4	2460	3.81	2.08	1.03	193	9	0.29	8	520	13	1.85	5	183	0.1	58	10	161	10
JM DH-01-05	505	506	200506	EXT	0.447	1.2	6.25	7	440	2	2	0.36	0.8	8	3	3800	3.88	2.04	0.98	175	17	0.17	8	800	18	1.98	5	152	0.11	57	10	188	10
JM DH-01-05	506	507	200507	EXT	0.3	1	7.19	5	530	1.8	2	0.14	1	8	4	1950	4.23	2.13	0.98	200	2	0.18	8	660	18	1.98	5	85	0.12	64	10	240	10
JM DH-01-05	507	508	200508	EXT	0.333	1.2	7.01	6	500	1.8	2	0.09	1.1	7	7	2500	4.18	2.11	1.22	261	3	0.17	8	480	18	1.16	5	44	0.08	61	10	358	10
JM DH-01-05	508	509	200509	EXT	0.356	1.5	7.04	6	410	1.2	2	0.06	1.3	14	5	3300	4.36	2.11	0.96	154	36	0.17	8	370	18	2.47	5	48	0.1	58	10	124	10
JM DH-01-05	509	510	200510	EXT	0.22	0.8	7.54	5	740	1.8	2	0.12	1.1	8	5	1995	3.88	2.23	1.24	243	108	0.24	8	880	38	1.54	5	135	0.11	67	10	208	10
JM DH-01-05	510	511	200511	EXT	0.344	1.3	7.24	10	380	2	2	0.21	0.8	7	6	1775	4.14	2.1	1.26	241	21	0.33	5	1080	57	3.34	5	191	0.1	66	10	225	10
JM DH-01-05	511	512	200512	EXT	0.246	1.7	7.28	7	160	1.7	2	0.27	1.3	18	6	2330	4.58	2.17	0.8	183	11	0.26	8	820	118	3.77	5	220	0.08	65	10	174	10
JM DH-01-05	512	513	200513	EXT	0.188	1	7.23	8	530	1.5	2	0.14	0.8	7	3	2000	3.77	2.36	1.13	215	13	0.25	5	318	30	1.8	5	108	0.1	62	10	215	10
JM DH-01-05	513	514	200514	EXT	0.788	1.1	6.6	5	440	1.4	2	0.08	0.8	8	5	2780	3.83	2.15	0.88	163	74	0.21	6	540	27	2.63	5	98	0.08	55	10	178	10
JM DH-01-05	514	515	200515	EXT	0.415	1.8	6.85	5	540	1.3	2	0.1	0.9	7	4	3870	3.88	2.16	1.02	211	28	0.18	5	480	21	1.16	5	68	0.11	53	10	337	10
JM DH-01-05	515	516	200516	EXT	0.253	1	7.15	15	180	1	2	0.06	0.8	8	3	2378	4.8	2.14	0.48	68	25	0.17	3	530	28	4.06	5	125	0.08	58	10	73	10
JM DH-01-05	516	517	200517	EXT	0.231	1.1	6.64	7	380	1.1	2	0.09	1	6	3	2130	4.34	2.31	0.09	138	15	0.15	4	560	13	2.01	5	98	0.08	51	10	138	10
JM DH-01-05	517	518	200518	EXT	0.346	1.2	4.92	10	280	1.4	2	0.17	1	8	3	3300	4.47	2.19	0.74	151	28	0.14	3	680	18	2.04	5	98	0.08	53	10	168	10
JM DH-01-05	518	519	200519	EXT	0.352	1.4	6.19	5	320	1.2	2	0.1	0.6	7	1	3000	4.28	1.91	0.73	141	17	0.13	4	570	12	2.41	5	82	0.08	50	10	108	10
JM DH-01-05	519	519.75	200520	EXT	0.266	1.1	6.33	5	540	1.2	2	0.13	0.6	6	4	2500	4.56	2.19	1.1	271	15	0.13	5	310	12	1	5	68	0.11	57	10	348	10
JM DH-02-05	0	1	200521	EXT	0.217	1.3	6.27	48	530	0.7	4	0.40	0.7	2	19	500	4.54	2.40	0.58	68	44	0.38	1	1070	31	0.56	5	244	0.2	174	10	48	20
JM DH-02-05	1	2	200522	EXT	0.325	0.5	6.5	5	370	0.6	8	0.14	0.5	2	22	254	4.10	2.79	0.51	54	71	0.28	4	980	34	0.18	5	318	0.28	180	10	31	10
JM DH-02-05	2	3	200523	EXT	0.138	0.5	6.79	11	620	0.5	5	0.1	0.8	1	20	311	4.8	2.60	0.24	36	30	0.31	2	650	25	0.16	5	210	0.31	200	10	15	60
JM DH-02-05	3	4	200524	EXT	0.183	0.6	6.18	140	480	0.5	4	0.75	0.6	1	21	321	3.81	2.58	0.12	27	27	0.26	1	1240	38	0.35	6	383	0.13	182	10	6	30
JM DH-02-05	4	5	200525	EXT	0.208	0.6	4.6	182	780	0.5	7	0.13	0.6	1	20	495	5.48	2.92	0.14	34	33	0.3	1	1010	31	0.3	5	387	0.17	220	10	6	30
JM DH-02-05	5	6	200526	EXT	0.288	0.7	6.15	14	800	0.8	5	0.12	0.5	2	18	130	3.23	2.75	0.25	38	35	0.28	3	910	31	0.14	5	242	0.32	304	10	13	30
JM DH-02-05	6	7	200527	EXT	0.446	0.5	6.74	16	440	0.8	8	0.17	0.6	1	18	146	3.8	3.08	0.25	40	70	0.28	4	1420	24	0.25	5	237	0.29	194	10	11	30
JM DH-02-05	7	8	200528	EXT	0.341	0.7	6.66	5	700	0.8	7	0.14	0.8	1	18	198	3.4	2.67	0.58	61	248	0.27	3	1140	23	0.17	5	221	0.28	180	10	34	20
JM DH-02-05	8	9	200529	EXT	0.201	0.7	6.43	5	910	0.8	8	0.1	0.9	1	19	234	3.7	2.91	0.58	55	47	0.31	6	840	22	0.14	4	150	0.3	198	10	30	20
JM DH-02-05	9	10	200530	EXT	0.246	0.7	6.13	10	1010	0.7	8	0.1	0.8	2	19	241	2.43	2.78	0.51	54	128	0.37	2	470	28	0.16	5	186	0.26	197	10	26	20
JM DH-02-05	10	11	200531	EXT	0.332	0.6	6.71	5	610	0.6	7	0.1	0.9	1	18	286	2.16	2.82	0.31	45	134	0.33	3	930	32	0.22	6	230	0.19	154	10	15	100
JM DH-02-05	11	12	200532	EXT	0.383	1	6.01	8	670	0.7	8	0.08	0.6	1	21	233	3	2.7	0.28	43	54	0.38	4	710	28	0.22	5	246	0.28	158	10	15	30
JM DH-02-05	12	13	200533	EXT	0.323	0.8	6.04	22	530	0.7	8	0.07	0.8	3	12	304	2.56	2.35	0.08	122	47	0.31	3	880	18	0.15	5	154	0.19	116	10	80	20
JM DH-02-05	13	14	200534	EXT	0.407	1.6	6.38	13	530	0.8	6	0.08	1.1	2	20	231	2.52	2.36	0.75	140	28	0.36	4	790	28	0.17	5	322	0.26	158	10	44	30
JM DH-02-05	14	15	200535	EXT	0.282	0.5	10.66	5	460	1.1	8	0.87	1	3	21	428	4	3.26	1.1	210	68	0.43	10	560	18	0.14	5	217	0.26	208	10	86	30
JM DH-02-05	15	16	200536	EXT	0.332	0.5	6.38	5	480	1	8	0.87	0.6	3	23	361	4.28	2.8	1.43	303	15	0.4	5	580	19	0.11	5	118	0.26	170	10	74	20
JM DH-02-05	16	17	200537	EXT	0.284	0.5	6.27	7	1800	0.8	5	0.13	0.7	1	18	511	4.08	2.54	0.84	135	25	0.33	4	1050	34	0.23	7	221	0.24	148	10	41	30
JM DH-02-05	17	18	200538	EXT	0.158	0.5	6.25	6	640	0.7	8	0.12	0.7	1	21	379	3.56	3.06	0.75	65	53	0.33	6	880	21	0.19	6	108	0.24	183	10	33	10
JM DH-02-05	18	19	200539	EXT	0.223	0.5	6.83	5	730	0.6	8	0.1	0.8	1	20	386	4.02	2.56	0.83	135	16	0.31	8	850	22	0.2	5	138	0.27	174	10	37	110
JM DH-02-05	19	20	200540	EXT	0.183	0.8	6.98	30	780	0.8	2	0.14	0.5	1	22	481	4.07	2.38	0.43	54	30	0.33	4	1230	25	0.25	6	282	0.17	188	10	14	50
JM DH-02-05	20	21	200541	EXT	0.342	0.6	6.11	5	480	1	5	0.1	0.5	1	21	483	4.56	2.73	1.82	182	25	0.41	4	830	13	0.22	4	173	0.25	186	10	38	20
JM DH-02-05	21	22	200542	EXT	0.241	0.5	6.78	12	730	1	8	0.06	0.5	1	28	424	4.48	2.52	1.18	217	40	0.4	8	530	21	0.15	5	118	0.21	173	10	88	10
JM DH-02-05	22	23	200543	EXT	0.261	0.5	6.17	11	780	0.9	7	0.15	0.8	3	22	545	4.01	2.31	1.6	336	52	0.43	4	1230	21	0.23	8	138	0.2	184	10	100	10
JM DH-02-05	23	24	200544	EXT	0.275	0.5	6.38	12	570	0.9	8	0.2	1	4	24	357	3.98	2.42	1.67	350	14	0.40	11	1600	20	0.28	5	148	0.23	187	10	118	10
JM DH-02-05	24	25	200545	EXT	0.338	0.7	6.47	5	860	0.8	5	0.06	1.2	1	20	520	3.67	2.35	0.58	80	21	0.38	1	470	21	0.17	5	42	0.21	187	10	30	10
JM DH-02-05	25	26	200546	EXT	0.337	1	11.35	7	1010	1	7	0.15	0.8	1	25	381	3.08	3.14	0.28	25	16	0.48	6	1280	36	0.32	8	248	0.24	240	10	13	10
JM DH-02-05	26	27	200547	EXT	0.379	0.8	6.2	5	700	0.7	8	0.1	0.8	1	17	252	2.26	1.86	0.22	27	120	0.34	2	780	28	0.18	7	218	0.22	157	10	18	10
JM DH-02-05	27	28	200548	EXT	0.266	0.5	6.1	5	730	0.6	7	0.08	0.7	1	18	379	3.04	2.67	0.18	24	38	0.31	8	770	32	0.28	7	233	0.21	146	10	8	10
JM DH-02-05	28	29	200549	EXT	0.348	1.2	6.28	17	1180	0.7	6	0.06	0.6	1	14	108	1.78	1.77	0.2	26	30	0.38	1	880	36	0.36	8	164	0.28	168	10	7	10
JM DH-02-05	29	30	200550	EXT	0.328	0.8	10.66	8	830	0.6	13	0.12	0.8	1	15	32	1.12	2.45	0.2	22	15	0.43	2	1230	61	0.42	8	308	0.27	185	10	7	10
JM DH-02-05	30	31	200551	EXT	0.247	0.8	6.61	5	830	1	6	0.13	0.5	1	13	34	1.43	2.84	0.13	26	26	0.46	3	1870	164	1.08	5	418	0.38	138	10	11	10
JM DH-02-05	31	32	200552	EXT	0.257	0.5	7.87	13	750	0.7	2	0.1	0.5	1	12	128	2.14	2.48	0.14	18	40	0.36	4	1160	53	0.74	5	270	0.28	127	10	8	10
JM DH-02-05	32	33	200553	EXT	0.22	0.8	7.86	5	850	0.5	5	0.11	0.6	1	11	183	2.33	2.33	0.14	22	130	0.28	2	1180	40	0.27	5	248	0.28	118	10	8	10
JM DH-02-05	33	34	200554	EXT	0.265	0.8	7.54	7	840	0.5	2	0.11	0.5	1	14	284	2.92	2.45	0.12	20	25	0.28	5	1140	32	0.23	5	308	0.28	122	20	7	10
JM DH-02-05	34	35	200555	EXT	0.206	0.8	6.41	10	580	0.7	3	0.06	0.5	1	17	280	2.01	2.03	0.17	28	31	0.38	10	720	24	0.15	5	230	0.27	158	10	15	10
JM DH-02-05	35	36	200556	EXT	0.188	0.8	7.08	5	730	0.7	5	0.12	0.5	1	11	308	2.33	2.36	0.18	25	34	0.3	2	1200	43	0.23	5	384	0.18	130	10	8	10
JM DH-02-05	36	37	200557	EXT	0.18	0.5	7.67	10	600	0.6	2	0.06	0.5	1	14	270	2.98	2.26	0.17	22	57	0.24	4	840	31	0.2	5	238	0.2	118	10	8	10
JM DH-02-05	37	38	200558	EXT	0.287	0.5	7.41	11	780	0.7	7	0.07	0.5	1	13	952	4.49	2.4	0.14	25	21	0.28	3	700	23	0.3	5	283	0.15	120	10	8	10
JM DH-02-05	38	39	200559	EXT	0.22	1	7.56	12	880	0.8	5	0.1	0.5	1	12	248	2.38	2.46	0.17	30	100	0.28	2	980	42	0.23	7	386	0.16	121	10	10	10
JM DH-02-05	39	40	200560	EXT	0.28	0.8	7.66	5	618	0.7	3	0.08	0.5	1	10	375	3.84	2.42	0.28	35	17	0.27	3	610	28	0.16	5	335	0.27	124	10	20	10
JM DH-02-05	40	41	200561	EXT	0.204	0.8	6.18	5	680	0.6	5	0.08	0.5	2	13	280	2.81	2.53	0.35	38	33	0.28	5	650	11	0.18	5	300	0.22	128	10	23	10
JM DH-02-05	41	42	200562	EXT	0.218	0.8	6.28	6	680	0.6	5	0.11	0.5	2	14	544	4.25	2.48	0.35	27	32	0.38	5	1130	36	0.3	5	482	0.17	131	10	13	10
JM DH-02-05	42	43	200563	EXT	0.271	1.4	7	18	530	0.7	6	0.08	0.5	1	12	416	3.62	2.34	0.18	33	184	0.25	3	678	12	0.22	5	388	0.16	116	10	6	10
JM DH-02-05	43	44	200564	EXT	0.35	0.7	7.62	11	438	0.8	4	0.08	0.5	1	14	435	3.41	2.43	0.32	50	32	0.31	4	860	17	0.17	5	417	0.21	132	10	23	10
JM DH-02-05	44	45	200565	EXT	0.22	0.5	6.04	13	438	0.8	4	0.08	0.5	2	15	489	3.86	2.43	0.52	65	27	0.28	8	500	15	0.15	5	176	0.25	141	10	44	10
JM DH-02-05	45	46	200566	EXT	0.348	1	7.71	18	530	0.8	4	0.08	0.5	1	13	431	2.86	2.41	0.22	38	22	0.32	3	780	30	0.23	5	238	0.21	134	10	18	10
JM DH-02-05	46	47	200567	EXT	0.258	0.6	7.78	5	480	0.7	2	0.07	0.8	1	12	322	2.89	2.44	0.22	38	31	0.27	7	830	13	0.19	5	388	0.16	118	10	18	10
JM DH-02-05	47	48	200568	EXT	0.287	0.7	7.97	5	480	0.7	8	0.08	0.6	1	14	548	3.45	2.38	0.41	76	56	0.28	8	780	16	0.24	5	328	0.17	122	10	34	10
JM DH-02-05	48	49	200569	EXT	0.24	0.7	6.22	11	430	0.5	5	0.11	0.5	1	14	772	3.55	2.47	0.28	37	78	0.28	2	1080	23	0.2	5	404	0.2	140	10	30	10
JM DH-02-05	49	50	200570	EXT	0.25	0.6	7.75	22	540	0.7	5	0.13	0.8	1	13	381	3.08	2.83	0.22	32	101	0.29	4	1200	42	0.38	5	442	0.18	117	10	11	10
JM DH-02-05	50	51	200571	EXT	0.322	0.5	7.8	12	430	0.6	3	0.08	0.8	1	16	440	4.3	2.46	0.82	88	27	0.21	8	800	27	0.21	7	221	0.21	118	10	38	10
JM DH-02-05	51	52	200572	EXT	0.364	1.2	5.94	8	540	0.5	8	0.04	0.6	1	10	320	2.35	2.36	0.18	27	46	0.17	4	340	28	0.18	5	150	0.08	53	10	8	10
JM DH-02-05	52	53	200573	EXT	0.273	0.9	6.33	11	810	0.5	5	0.08	0.8	1	11	248	2.25	2.42	0.18	31	48	0.18	2	440	38	0.23	5	308	0.1	62	10	10	10
JM DH-02-05	53	54	200574	EXT	0.233	0.8	6.81	8	750	0.6	3	0.05	0.6	1	10	244	2.01	2.38	0.2	33	45	0.2	3	480	51	0.25	5	345	0.08	51	10	11	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-05	54	55	200575	EXT	0.308	0.7	8.34	5	730	0.6	6	0.03	0.5	1	15	473	3.95	2.29	0.18	34	44	0.17	4	330	30	0.16	5	142	0.17	57	10	10	10
JM DH-03-05	55	56	200576	EXT	0.351	1.1	8.77	5	430	0.6	3	0.03	0.5	1	8	258	2.83	2.16	0.15	34	11	0.17	3	340	37	0.27	5	134	0.13	54	10	8	10
JM DH-03-05	56	57	200577	EXT	0.335	0.5	8.58	12	870	0.6	5	0.04	0.5	1	15	213	1.79	2.45	0.16	30	12	0.18	5	330	28	0.16	5	137	0.18	48	10	8	10
JM DH-03-05	57	58	200578	EXT	0.338	0.6	8.57	17	520	0.6	2	0.04	0.5	2	15	378	3.25	2.35	0.16	33	15	0.17	5	410	27	0.2	5	208	0.14	60	10	8	10
JM DH-03-05	58	59	200579	EXT	0.327	0.5	7.97	31	360	0.7	4	0.05	0.5	1	28	160	2.5	2.01	0.17	38	71	0.28	4	430	28	0.33	6	167	0.27	106	20	8	10
JM DH-03-05	59	60	200580	EXT	0.489	1.0	8.95	34	290	0.6	6	0.06	0.5	3	33	387	2.63	1.9	0.19	27	16	0.42	7	580	48	0.52	5	244	0.33	150	10	18	10
JM DH-03-05	60	61	200581	EXT	0.357	0.5	8.31	5	240	0.6	11	0.08	0.5	8	21	2830	3.78	2.86	0.77	64	45	0.28	18	580	38	1.1	5	234	0.24	142	10	62	10
JM DH-03-05	61	62	200582	EXT	0.391	0.5	8.85	5	300	0.6	5	0.08	0.5	11	45	2820	4.38	2.17	1.5	213	41	0.21	23	880	37	1.08	5	327	0.31	156	10	104	10
JM DH-03-05	62	63	200583	EXT	0.781	0.9	8.31	15	270	0.7	4	0.10	0.5	7	25	5110	4.28	1.37	1.48	237	14	0.12	18	2070	24	1.4	5	351	0.25	157	10	136	10
JM DH-03-05	63	64	200584	EXT	0.598	1.2	7.82	8	380	0.6	7	0.11	0.8	6	29	3850	3.72	2.1	0.74	108	108	0.17	12	1080	29	1.08	5	339	0.21	136	10	85	10
JM DH-03-05	64	65	200585	EXT	0.84	1	4.7	6	470	0.6	4	0.07	0.8	7	40	5840	3.94	2.71	0.91	87	31	0.22	11	780	18	1.15	7	261	0.34	132	10	48	10
JM DH-03-05	65	66	200586	EXT	0.371	0.5	8.3	7	340	0.7	4	0.08	0.5	10	38	3980	4.7	2.05	1.48	182	17	0.18	18	870	15	1.31	5	235	0.34	152	10	85	10
JM DH-03-05	66	67	200587	EXT	0.888	1.1	8.81	13	430	0.7	6	0.1	0.6	14	38	7810	4.3	1.42	0.66	58	135	0.21	15	820	10	2.22	5	213	0.39	153	10	43	10
JM DH-03-05	67	68	200588	EXT	0.884	1	7.88	11	440	2.7	7	0.07	0.7	13	20	8170	4.43	1.84	0.8	84	88	0.18	5	610	18	1.32	5	144	0.25	118	10	47	10
JM DH-03-05	68	69	200589	EXT	0.379	0.6	7.91	7	270	0.8	5	0.08	0.8	6	16	4070	3.38	1.66	0.94	182	42	0.14	8	640	8	1.45	5	273	0.22	111	10	48	10
JM DH-03-05	69	70	200590	EXT	0.286	0.5	8.25	5	220	1.2	7	0.09	0.5	12	14	3870	3.53	1.6	1.16	135	34	0.17	11	630	21	1.2	5	288	0.24	120	10	61	10
JM DH-03-05	70	71	200591	EXT	0.288	0.5	8.85	20	230	1.2	6	0.07	0.8	10	43	3140	4.6	1.58	1.36	148	84	0.18	26	880	24	1.7	5	288	0.32	108	10	77	10
JM DH-03-05	71	72	200592	EXT	0.34	0.5	8.76	16	280	1.1	7	0.1	0.5	7	38	4380	3.95	1.6	1.1	144	48	0.14	24	1080	14	1.18	5	332	0.3	138	10	64	10
JM DH-03-05	72	73	200593	EXT	0.304	0.5	8.77	5	310	1.1	4	0.07	0.5	12	40	3500	3.36	1.42	0.84	130	75	0.18	22	780	15	1.08	5	175	0.28	137	10	57	10
JM DH-03-05	73	74	200594	EXT	0.287	0.6	8.79	5	280	1.6	8	0.1	0.7	8	29	2880	3.53	1.53	0.79	100	22	0.16	16	1080	35	1.54	5	245	0.28	122	10	40	10
JM DH-03-05	74	75	200595	EXT	0.237	0.5	8.74	11	300	1.6	6	0.11	4.6	8	24	1780	3.58	1.92	0.86	104	13	0.18	18	1240	24	0.61	5	254	0.23	118	10	78	10
JM DH-03-05	75	76	200596	EXT	0.305	0.7	7.95	5	310	1	5	0.1	0.6	15	4	4130	2.75	2.1	0.5	42	33	0.17	8	960	27	1.42	5	231	0.2	71	10	28	10
JM DH-03-05	76	77	200597	EXT	0.611	1	6.9	5	310	0.7	4	0.1	0.5	14	6	6070	3.38	1.42	0.45	41	116	0.17	8	820	24	2.07	12	221	0.17	53	10	20	10
JM DH-03-05	77	78	200598	EXT	0.507	0.6	7.16	5	170	0.7	2	0.08	0.6	8	5	6670	3.66	2.06	0.46	36	30	0.18	8	680	28	3.63	6	241	0.14	58	10	21	10
JM DH-03-05	78	79	200599	EXT	0.488	0.6	7.88	6	300	1.3	6	0.12	0.5	18	27	5550	3.41	1.78	0.48	25	31	0.2	11	1380	32	3.28	5	486	0.18	78	10	28	10
JM DH-03-05	79	80	200800	EXT	0.314	0.5	9.05	4	380	1.7	8	0.14	0.5	12	37	4770	3.32	1.98	0.88	33	18	0.18	15	1740	41	1.41	5	751	0.38	148	10	34	10
JM DH-03-05	80	81	200801	EXT	0.563	1.1	7.48	6	170	1	2	0.09	0.5	12	18	9370	3.7	2.11	0.31	38	80	0.21	7	1000	37	4.18	6	420	0.13	70	20	18	10
JM DH-03-05	81	82	200802	EXT	0.45	0.6	7.87	5	380	1	2	0.08	0.5	14	6	6840	2.75	2.25	0.43	38	31	0.18	5	480	44	2.44	5	378	0.2	58	10	28	10
JM DH-03-05	82	83	200803	EXT	0.374	0.7	7.88	47	300	1	3	0.12	0.5	8	4	5480	2.82	2.06	0.55	25	41	0.18	7	1280	61	3.13	10	470	0.21	58	10	28	20
JM DH-03-05	83	84	200804	EXT	0.516	0.8	8.3	7	300	1	6	0.1	0.6	14	32	5300	3.61	1.84	0.63	24	32	0.21	23	1040	32	3.84	5	302	0.38	134	10	32	10
JM DH-03-05	84	85	200805	EXT	0.383	0.8	6.08	11	80	1.1	7	0.11	0.6	24	40	2430	5.74	2.1	0.18	29	50	0.28	22	1230	40	6.08	5	455	0.15	144	10	11	10
JM DH-03-05	85	86	200806	EXT	0.306	0.6	7.77	5	110	1.1	2	0.08	0.7	16	17	2540	5.06	2.28	0.08	24	58	0.28	9	920	31	6.05	5	321	0.1	84	10	5	10
JM DH-03-05	86	87	200807	EXT	0.222	0.5	6.85	6	110	0.8	5	0.05	0.6	8	5	3280	4.12	2.32	0.21	30	86	0.21	7	800	28	4.72	5	211	0.08	58	10	8	10
JM DH-03-05	87	88	200808	EXT	0.282	0.6	7.72	5	200	0.7	7	0.05	0.5	10	6	5580	3.96	2.44	0.44	27	23	0.2	7	530	38	4.45	5	148	0.12	43	10	14	10
JM DH-03-05	88	89	200809	EXT	0.443	0.7	7.95	12	280	0.8	4	0.05	0.5	10	7	8790	3.47	2.86	0.43	36	20	0.19	8	610	31	3.58	6	217	0.17	44	10	22	10
JM DH-03-05	89	90	200810	EXT	0.528	0.8	7.18	12	240	0.8	2	0.06	0.5	8	4	6830	2.66	1.81	0.38	22	33	0.18	6	720	25	2.58	5	280	0.2	50	10	30	10
JM DH-03-05	90	91	200811	EXT	0.407	0.8	8.02	5	470	1	2	0.05	0.6	15	6	5410	3.83	2.13	0.42	34	54	0.18	7	630	19	2.08	10	240	0.21	45	20	24	20
JM DH-03-05	91	92	200812	EXT	0.376	1	7.98	13	140	0.8	2	0.04	0.7	10	8	4600	3.54	1.83	0.2	17	25	0.26	6	950	25	4.3	5	157	0.11	72	10	8	10
JM DH-03-05	92	93	200813	EXT	0.293	0.8	7.3	17	540	0.7	5	0.04	0.8	11	6	3610	3.82	1.86	0.52	48	12	0.12	11	480	34	1.88	5	213	0.17	48	10	28	10
JM DH-03-05	93	94	200814	EXT	0.408	0.8	4.78	12	480	1.4	3	0.06	0.8	6	8	4150	1.58	1.6	0.37	24	280	0.14	6	720	23	1.81	5	282	0.25	53	10	25	10
JM DH-03-05	94	95	200815	EXT	0.579	1.3	7.88	5	230	1.1	2	0.06	0.5	26	7	7150	2.4	1.74	0.37	38	48	0.18	10	800	72	3.1	5	474	0.17	48	20	28	10
JM DH-03-05	95	96	200816	EXT	0.57	1.2	7.33	11	180	0.9	7	0.06	0.5	15	5	7020	3.58	1.86	0.41	23	113	0.16	4	770	28	3.08	5	388	0.18	55	10	20	10
JM DH-03-05	96	97	200817	EXT	0.235	0.6	4.77	10	80	0.6	4	0.06	0.5	11	7	2110	4.18	1.88	0.21	28	40	0.16	4	870	38	4.64	5	261	0.12	52	10	10	10
JM DH-03-05	97	98	200818	EXT	0.41	0.7	8.1	6	280	1	3	0.08	4.4	6	8	3990	3.24	1.82	0.47	49	20	0.15	4	480	28	2.5	5	281	0.18	95	10	25	10
JM DH-03-05	98	99	200819	EXT	0.308	0.6	6.22	11	750	1.4	4	0.06	0.7	11	8	3880	2.67	1.98	0.51	48	88	0.14	13	450	38	1.28	6	254	0.22	51	10	28	10
JM DH-03-05	99	100	200820	EXT	0.42	1.1	7.8	13	238	0.9	2	0.05	0.6	17	7	4660	3.22	1.92	0.41	29	28	0.16	12	700	38	2.71	6	278	0.2	56	20	15	10
JM DH-03-05	100	101	200821	EXT	0.553	1.2	6.54	8	190	0.9	3	0.04	0.6	15	5	5830	2.75	1.72	0.35	31	88	0.14	7	610	38	2.7	7	288	0.15	51	10	16	10
JM DH-03-05	101	102	200822	EXT	0.488	1.5	6.75	11	130	1.1	2	0.06	0.5	18	7	5880	3.91	1.74	0.26	21	44	0.18	4	680	38	3.96	5	277	0.15	57	10	21	10
JM DH-03-05	102	103	200823	EXT	0.552	1.6	6.36	24	190	0.9	7	0.05	1.6	11	6	6640	3.4	2.07	0.29	48	124	0.16	4	540	40	4.05	6	184	0.12	50	10	14	10
JM DH-03-05	103	104	200824	EXT	0.523	1	7.86	16	180	0.8	5	0.07	0.8	14	6	7170	3.48	2.18	0.3	38	88	0.18	6	780	47	3.64	6	322	0.14	60	10	20	10
JM DH-03-05	104	105	200825	EXT	0.683	1.2	8.63	5	160	0.8	7	0.05	0.5	12	5	7720	3.56	2.08	0.31	41	108	0.15	5	580	37	3.54	5	222	0.14	58	10	14	10
JM DH-03-05	105	106	200826	EXT	0.614	1.2	5.88	5	170	0.7	7	0.03	0.5	10	6	6880	3.5	2.27	0.22	43	88	0.14	8	370	22	3.37	5	122	0.11	53	10	8	10
JM DH-03-05	106	107	200827	EXT	0.356	0.7	7.06	5	200	1.1	7	0.08	0.6	10	5	4050	3.19	2.03	0.5	43	48	0.14	16	640	40	3	5	249	0.16	55	10	21	10
JM DH-03-05	107	108	200828	EXT	0.371	1	7.77	6	150	0.8	4	0.04	0.7	8	6	4080	4.29	2.11	0.46	32	28	0.14	17	520	30	3.95	16	248	0.16	55	10	17	10
JM DH-03-05	108	109	200829	EXT	0.468	0.8	7.5	5	380	1	3	0.04	0.6	11	6	5430	2.3	1.8	0.43	38	882	0.16	13	430	18	2.58	5	138	0.14	64	10	22	10
JM DH-03-05	109	110	200830	EXT	0.376	0.8	6.95	12	180	0.6	6	0.08	1.5	15	5	3780	2.86	1.74	0.5	43	24	0.11	11	620	38	2.48	7	283	0.13	48	10	28	10
JM DH-03-05	110	111	200831	EXT	0.288	0.6	7.06	20	700	0.8	4	0.08	0.6	11	7	3830	2.92	1.42	0.53	24	738	0.14	10	670	27	1.58	5	306	0.19	56	10	24	10
JM DH-03-05	111	112	200832	EXT	0.422	0.5	7.61	12	740	1	4	0.08	0.7	10	8	4570	3.3	2.34	0.6	40	43	0.12	11	670	34	1.64	5	340	0.19	54	10	28	10
JM DH-03-05	112	113	200833	EXT	0.522	1	6.38	6	180	0.8	2	0.05	0.5	11	8	6080	3.46	2.64	0.45	27	33	0.13	8	480	28	3.58	5	237	0.14	55	10	28	10
JM DH-03-05	113	114	200834	EXT	0.515	0.8	6.98	10	180	0.6	2	0.05	1	6	4	6740	4.02	2.52	0.2	42	57	0.15	5	900	24	4.5	5	188	0.13	58	10	12	10
JM DH-03-05	114	115	200835	EXT	0.462	1.1	5.42	22	170	0.7	6	0.05	1.1	12	6	6640	3.84	2.38	0.12	38	57	0.12	6	340	8	4.7	5	88	0.13	54	10	18	10
JM DH-03-05	115	116	200836	EXT	0.441	1.8	4.23	81	130	0.6	2	0.04	4.2	12	8	5040	3.66	1.84	0.08	54	194	0.1	4	380	15	4.5	6	104	0.08	42	10	37	80
JM DH-03-05	116	117	200837	EXT	0.488	1.8	6.88	65	150	0.6	2	0.05	3	13	6	5880	4.11	2.64	0.15	21	55	0.16	7	540	18	4.75	5	203	0.13	58	10	24	20
JM DH-03-05	117	118	200838	EXT	0.684	4.5	5.97	130	180	0.8	2	0.04	8.2	7	8	7280	3.84	2.42	0.15	13	73	0.13	6	400	13	3.84	8	140	0.12	88	10	58	80
JM DH-03-05	118	119	200839	EXT	0.518	1.8	6.25	43	80	0.8	3	0.06	1.4	14	8	6110	4.02	2.86	0.15	23	100	0.13	6	1080	23	7.26	5	538	0.11	55	10	21	10
JM DH-03-05	119	120	200840	EXT	0.388	0.6	6.98	13	280	0.8	3	0.06	0.6	18	8	6530	3.57	2.46	0.42	52	61	0.13	9	880	22	2.46	5	282	0.17	58	10	27	10
JM DH-03-05	120	121	200841	EXT	0.512	1.2	7.06	19	170	0.7	4	0.06	0.5	14	5	4380	3.72	2.27	0.45	24	30	0.14	9	850	34	3.82	5	238	0.18	82	10	38	10
JM DH-03-05	121	122	200842	EXT	0.388	0.5	7.44	15	450	0.7	4	0.06	1.5	12	11	5380	3.72	1.66	0.5	53	58	0.14	4	640	24	2.71	5	383	0.22	63	20	40	10
JM DH-03-05	122	123	200843	EXT	0.429	0.7	6.44	12	200	0.6	2	0.05	1.8	13	8	5880	4.19	1.6	0.27	75	65	0.14	7	540	14	3.66	5	175	0.14	58	10	24	10
JM DH-03-05	123	124	200844	EXT	0.298	0.6	6.27	9	210	0.5	2	0.04	1.8	14	6	3880	4.28	2.58	0.26	46	61	0.14	7	470	17	4.66	5	178	0.13	58	10	13	10
JM DH-03-05	124	125	200845	EXT	0.83	1.1	6.73	23	180	0.7	2	0.05	1.1	13	7	5030	4.3	2.2	0.47	31	42	0.13	12	530	33	4.88	5	186	0.14	56	10	36	10
JM DH-03-05	125	126	200846	EXT	0.64	0.7	6.88	20	300	0.4	2	0.05	4.8	20	7	5120	3.91	2.47	0.5	61	35	0.11	11	510	28	3.07	5	222	0.15	53	10	42	10
JM DH-03-05	126	127	200847	EXT	0.576	1.1	7.24	21	430	0.6	2	0.04	0.8	8	10	5870	3.71	2.28	0.56	34	35	0.12	12	580	14	2.52	5	190	0.2	56	10	34	10
JM DH-03-05	127	128	200848	EXT	0.448	0.8	7.42	17	400	1	2	0.04	1.1	8	6	4440	3.8	2.41	0.82	86	51	0.13	11	280	11	0.68	5	77	0.24	61	10	35	10
JM DH-03-05	128	129	200849	EXT	0.444	0.9	7.53	8	500	0.9	6	0.04	0.8	10	4	4080	3.8	2.25	0.67	36	20	0.12	8	330	18	2.2	5	84	0.2	58	10	37	10
JM DH-03-05	129	130	200850	EXT	0.466	1	6.83	11	380	0.6	2	0.03	4.7	10	7	6050	3.88	2.17	0.53	82	33	0.13	11	240	16	2.53	5	86	0.18	50	10	32	10
JM DH-03-05	130	131	200851	EXT	0.521	0.7	6.87	8	280	0.6	2	0.03	0.5	11	6	4850	3.52	1.78	0.55	31	84	0.13	11	710	12	2.91	5	81	0.17	54	10	30	10
JM DH-03-05	131	132	200852	EXT	0.374	0.6	6.56	22	270	0.6	2	0.04	0.7	15	7	3740	3.86	1.48	0.46	42	34	0.12	8	570	18	2.61	5	140	0.16	58	10	28	10
JM DH-03-05	132	133	200853	EXT	0.385	0.7	6.71	18	310	0.9	2	0.02	0.7	11	6	4730	3.06	2.38	0.52	36	28	0.1	6	220	5	1.84	5	53	0.18	45	10	32	10
JM DH-03-05	133	134	200854	EXT	0.38	1.1	5.88	17	170	0.5	2	0.02	0.5	16	6	5830	2.72	1.64	0.38	41	55	0.1	6	190	5	2.75	5	48	0.08	30	10	23	10
JM DH-03-05	134	135	200855	EXT	0.381	1.2	5.77	11	180	0.5	2	0.03	0.6	15	8	4880	3.38	2.38	0.28	22	55	0.1	7	330	18	3.42	5	111	0.08	25	10	19	10
JM DH-03-05	135	136	200856	EXT	0.431	1.2	6.08	12	190	0.6	4	0.02	0.5	11	8	6700	3.88	2.36	0.27	43	38	0.1	4	240	8	3.85	5	57	0.08	25	10	17	10
JM DH-03-05	136	137	200857	EXT	0.428	0.8	7.22	16	270	0.8	4	0.05	0.9	12	48	4480	3.6	1.58	0.48	24	22	0.12	16	610	20	3.15	5	265	0.18	70	10	32	10
JM DH-03-05	137	138	200858	EXT	0.312	0.7	5.08	16	170	0.7	2	0.03	0.5	7	5	3080	3.83	2.19	0.14	48	117	0.08	2	418	24	3.88	5	108	0.08	29	10	7	10
JM DH-03-05	138	139	200859	EXT	0.332	0.8	5.22	4	170	0.5	2	0.01	0.5	8	7	4870	3.16	1.9	0.16	18	63	0.09	6	220	8	3.81	5	40	0.08	20	10	7	10
JM DH-03-05	139	140	200860	EXT	0.473	1.4	5.72	5	180	0.5	2	0.03	0.7	10	6	6030	3.74	2.38	0.17	47	41	0.08	7	370	22	4.12	5	104	0.08	26	10	11	10
JM DH-03-05	140	141	200861	EXT	0.40	1.1	5.91	12	200	0.6	8	0.03	0.5	7	8	6880	3.21	2.22	0.27	22	24	0.08	5	380	15	3.56	5	136	0.08	27	10	14	10
JM DH-03-05	141	142	200862	EXT	0.486	1.4	6.05	11	120	0.5	8	0.02	0.7	10	7	7620	3.5	1.58	0.37	48	41	0.08	6	240	13	3.71	5	50	0.08	27	10	25	10
JM DH-03-05	142	143	200863	EXT	0.808	1.9	5.42	13	180	0.6	2	0.02	0.6	13	5	8410	3.64	2.47	0.27	28	44	0.08	2	170	8	4.33	5	41	0.08	33	10	16	10
JM DH-03-05	143	144	200864	EXT	0.661	1.1	5.78	10	300	0.6	2	0.02	0.6	12	36	5580	3.44	2.14	0.43	47	65	0.08	17	300	9	2.88	5	54	0.17	58	10	25	10
JM DH-03-05	144	145	200865	EXT	0.625	1	7.76	8	330	1	5	0.05	0.5	15	88	5810	3.88	2.37	0.56	38	71	0.11	31	480	16	2.08	5	165	0.35	118	10	44	20
JM DH-03-05	145	146	200866	EXT	0.591	1.1	7.95	7	340	0.8	5	0.04	0.6	8	81	6280	3.85	2.06	0.83	61	44	0.12	28	480	13	1.88	5	204	0.3	68	10	47	10
JM DH-03-05	146	147	200867	EXT	0.453	1.2	7.27	5	380	0.9	2	0.04	0.6	12	58	5800	3.16	1.82	0.46	25	88	0.12	18	440	18	2.43	5	167	0.35	78	10	26	10
JM DH-03-05	147	148	200868	EXT	0.365	1.9	8.01	16	180	0.6	3	0.03	0.5	7	13	9800	3.45	2.13	0.54	25	100	0.15	14	540	24	3.88	5	229	0.17	64	10	22	10
JM DH-03-05	148	149	200869	EXT	0.538	1.2	8.01	15	410	1.1	6	0.1	0.8	6	38	5810	2.64	2.08	0.38	38	40	0.15	14	1290	25	2.18	5	568	0.26	81	10	28	10
JM DH-03-05	149	150	200870	EXT	0.352	0.6	8.27	11	240	1	5	0.07	0.6	7	6	5490	3.68	1.98	0.51	25	45	0.12	11	660	34	2.68	5	434	0.23	62	10	30	10
JM DH-03-05	150	151	200871	EXT	0.612	1.2	8.65	15	340	1.7	4	0.19	0.7	15	78	4710	2.93	1.98	0.75	37	51	0.12	44	2240	22	2	5	737	0.38	132	10	67	10
JM DH-03-05	151	152	200872	EXT	0.429	0.8	10.15	12	380	1.8	2	0.17	1.5	10	63	5480	2.26	2.02	0.68	40	58	0.11	84	2420	17	1.42	5	858	0.38	134	10	64	10
JM DH-03-05	152	153	200873	EXT	0.379	1	10.45	9	340	1.8	6	0.2	2.1	12	62	2950	3.5	1.75	0.62	38	65	0.11	63	2420	21	2.37	5	786	0.28	130	10	82	10
JM DH-03-05	153	154	200874	EXT	0.313	0.8	6.67	6	220	2	3	0.14	1.4	9	74	3530	3.93	1.4	1.3	130	54	0.07	80	2130	20	1.6	5	827	0.32	142	10	122	10
JM DH-03-05	154	155	200875	EXT	0.288	0.7	8.6	12	300	1.7	4	0.16	2.6	10	72	3170	3.52	1.6	1.17	182	67	0.11	46	2080	20	1.48	5	794	0.28	130	10	100	10
JM DH-03-05	155	156	200876	EXT	0.371	1.1	6.63	5	380	1.6	2	0.15	0.6	16	63	4380	3.88	2.87	0.91	68	64	0.12	46	1840	34	2.65	5	778	0.27	142	10	81	10
JM DH-03-05	156	157	200877	EXT	0.282	0.7	6.61	12	240	1.6	11	0.12	2.3	4	182	2800	6.19	1.7	1.16	91	50	0.12	57	1678	26	1.48	5	815	0.46	150	10	181	10
JM DH-03-05	157	158	200878	EXT	0.527	1.8	6.62	5	310	1.3	6	0.1	4.7	18	77	7380	3.83	2.26	0.71	44	27	0.13	28	1180	25	1.66	5	428	0.38	82	10	57	10
JM DH-03-05	158	159	200879	EXT	0.408	2.1	9.24	6	230	0.7	8	0.03	1.4	4	1	7040	3.54	2.01	0.28	31	71	0.17	10	400	25	3.38	5	86	0.13	28	10	17	10
JM DH-03-05	159	160	200880	EXT	0.312	1.3	7.38	7	270	0.6	3	0.04	0.5	4	3	5510	2.79	2.16	0.25	38	22	0.13	8	450	22	2.88	5	106	0.1	18	10	20	10
JM DH-03-05	160	161	200881	EXT	0.365	2.2	6.61	35	140	0.6	6	0.08	2.8	4	2	5430	4.11	2.08	0.16	42	57	0.1	8	780	32	4.81	5	351	0.09	23	10	24	10
JM DH-03-05	161	162	200882	EXT	0.283	0.8	5.88	38	300	0.6	2	0.05	2.5	6	4	3150	2.68	1.88	0.14	82	83	0.08	3	870	25	2.75	5	327	0.06	22	10	25	20
JM DH-03-05	162	163	200883	EXT	0.207	0.5	5.77	12	320	0.5	5	0.03	1.7	7	6	2150	2.68	2.01	0.19	49	29	0.08	4	321	17	2.83	5	102	0.06	21	10	15	10
JM DH-03-05	163	164	200884	EXT	0.383	1.2	5.77	54	180	0.6	5	0.06	2.8	3	2	4840	3.52	1.7	0.19	40	28	0.08	4	730	25	4.04	10	386	0.06	28	10	32	40
JM DH-03-05	164	165	200885	EXT	0.414	0.8	5.08	30	90	1.2	6	0.1	1	5	4	5380	4.87	1.93	0.24	47	81	0.08	6	1300	38	4.88	5	837	0.07	23	10	27	10
JM DH-03-05	165	166	200886	EXT	0.309	0.5	6.43	7	150	0.8	2	0.03	0.5	1	3	3200	3.53	1.92	0.18	38	140	0.08	7	480	28	3.88	5	158	0.1	28	10	14	10
JM DH-03-05	166	167	200887	EXT	0.326	3.4	5.66	80	150	0.6	3	0.02	1.7	4	3	4440	3.23	2.47	0.17	38	108	0.08	5	300	24	3.88	14	87	0.1	23	10	23	30
JM DH-03-05	167	168	200888	EXT	0.256	1.3	6.27	126	130	0.6	4	0.03	0.6	4	1	5430	3.52	2.28	0.15	37	28	0.08	7	420	17	4.27	5	168	0.1	22	10	18	20

HOH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-05	168	169	200689	EXT	0.43	1.7	6.38	82	110	1	5	0.08	0.8	6	3	7800	4.02	2.30	0.17	42	20	0.1	7	810	25	4.00	5	490	0.08	27	10	17	30
JM DH-03-05	169	170	200690	EXT	0.256	0.5	5.75	5	80	1.2	3	0.11	1	7	2	9220	7.1	2.22	0.14	45	23	0.09	10	1620	30	0.17	5	630	0.07	27	10	21	30
JM DH-03-05	170	171	200691	EXT	0.303	1	5.2	70	90	0.9	2	0.07	4.7	6	4	3800	4.4	2	0.1	44	24	0.08	7	880	36	5.45	5	541	0.08	24	10	40	80
JM DH-03-05	171	172	200692	EXT	0.240	1.3	6.08	173	210	0.7	4	0.03	8.2	2	3	3960	2.58	1.61	0.14	44	38	0.08	4	370	13	2.71	5	120	0.1	24	10	76	60
JM DH-03-05	172	173	200693	EXT	0.405	1.6	5.74	76	160	0.5	8	0.02	10.8	2	3	6540	3.28	2.18	0.16	41	24	0.09	6	370	18	3.67	5	118	0.08	21	10	32	50
JM DH-03-05	173	174	200694	EXT	0.381	2.7	6.37	82	220	0.5	5	0.02	14.1	1	1	7820	2.8	2.03	0.16	37	38	0.08	5	390	16	2.72	5	88	0.11	30	10	29	40
JM DH-03-05	174	175	200695	EXT	0.195	0.5	6.11	5	280	0.5	4	0.02	0.6	5	4	2080	2.33	1.63	0.18	42	106	0.07	4	280	18	2.25	5	82	0.08	23	10	17	10
JM DH-03-05	175	176	200696	EXT	0.528	1.6	6.79	5	400	0.6	5	0.04	1.4	10	36	6170	2.58	1.6	0.53	56	26	0.07	14	540	18	2.04	5	212	0.14	47	10	48	10
JM DH-03-05	176	177	200697	EXT	0.887	1.6	6.88	14	590	1.2	8	0.08	2.1	7	31	7300	4.18	1.97	0.78	77	50	0.08	18	790	26	1.62	5	278	0.37	108	10	86	10
JM DH-03-05	177	178	200698	EXT	0.374	1.3	7.25	5	250	0.5	4	0.03	0.7	5	10	5080	3.08	2.43	0.22	38	33	0.08	8	430	20	3.21	5	145	0.12	36	10	25	10
JM DH-03-05	178	179	200699	EXT	0.343	1.2	5.6	8	280	0.7	3	0.03	0.5	6	4	3830	2.73	2.02	0.15	34	63	0.07	6	510	22	2.64	5	247	0.08	21	10	17	10
JM DH-03-05	179	180	200700	EXT	0.373	1.4	6.47	6	430	0.5	2	0.02	0.8	8	3	5880	2.28	1.82	0.21	37	58	0.08	4	340	14	1.96	5	134	0.1	23	10	13	10
JM DH-03-05	180	181	200701	EXT	0.613	1.8	6.27	5	310	0.5	8	0.01	1.8	13	3	8880	2.77	2.37	0.22	36	36	0.08	6	300	14	2.65	5	79	0.1	16	10	18	10
JM DH-03-05	181	182	200702	EXT	0.53	1.8	5.88	5	340	0.5	4	0.02	1	5	3	9170	2.98	2.43	0.18	43	163	0.08	6	360	14	2.85	5	138	0.1	21	10	11	10
JM DH-03-05	182	183	200703	EXT	0.447	1.5	6.21	5	280	0.6	3	0.02	1.4	6	3	6750	2.48	1.8	0.23	48	131	0.08	7	380	16	2.28	5	134	0.08	32	10	17	10
JM DH-03-05	183	184	200704	EXT	0.514	2.1	7.13	17	420	0.6	3	0.1	1.6	1	1	5570	3.58	1.74	0.28	68	78	0.13	7	418	20	1.76	5	182	0.08	38	10	22	10
JM DH-03-05	184	185	200705	EXT	0.731	1.6	7.42	12	380	0.7	8	0.03	2.8	1	1	6320	2.62	1.88	0.26	42	53	0.1	6	540	16	1.9	5	288	0.08	34	10	27	10
JM DH-03-05	185	186	200706	EXT	0.636	1.7	7.12	8	330	0.5	3	0.02	1.5	7	1	6860	2.81	1.88	0.24	38	58	0.1	8	350	7	2.24	5	131	0.08	21	10	22	10
JM DH-03-05	186	187	200707	EXT	0.417	1.2	6.15	65	70	0.6	2	0.02	4.1	15	2	6220	3.28	1.23	0.18	33	48	0.08	2	320	8	3.06	5	118	0.08	18	10	10	20
JM DH-03-05	187	188	200708	EXT	0.364	0.8	6.4	10	40	0.5	2	0.02	1.2	11	4	5740	2.98	1.34	0.2	32	31	0.1	4	370	8	2.58	5	151	0.1	25	10	9	10
JM DH-03-05	188	189	200709	EXT	0.28	0.8	6.7	5	150	0.6	2	0.02	1	15	5	4480	2.67	1.45	0.25	41	24	0.08	3	350	9	2.15	5	107	0.08	28	10	15	10
JM DH-03-05	189	190	200710	EXT	0.322	0.5	6.01	11	50	0.8	2	0.03	1.7	16	6	4140	3.94	1.54	0.18	31	112	0.08	4	480	11	3.8	5	228	0.1	28	10	11	10
JM DH-03-05	190	191	200711	EXT	0.512	1.1	5.4	6	140	0.8	2	0.02	2	10	2	7430	2.48	1.28	0.2	38	28	0.08	5	380	13	2.04	5	158	0.08	18	10	17	10
JM DH-03-05	191	192	200712	EXT	0.516	1.3	6.28	5	150	0.8	2	0.02	2.3	11	4	6840	3.11	1.54	0.26	38	68	0.08	8	300	11	2.06	5	122	0.08	34	10	19	10
JM DH-03-05	192	193	200713	EXT	0.725	1.4	6.08	5	80	0.8	2	0.02	2.1	8	7	7800	3.03	1.54	0.3	44	37	0.08	7	330	13	3.74	5	180	0.07	24	10	24	20
JM DH-03-05	193	194	200714	EXT	0.636	0.6	6.38	8	590	2.3	3	0.05	3.7	12	27	4880	5.18	1.3	1.22	202	18	0.1	23	580	8	1.48	5	283	0.25	64	10	118	10
JM DH-03-05	194	195	200715	EXT	0.486	0.7	7.15	5	350	2	3	0.08	4	13	20	4800	3.38	1.2	0.72	114	48	0.08	17	1840	20	2.03	7	1425	0.17	72	10	68	10
JM DH-03-05	195	196	200716	EXT	0.27	1.8	6.48	18	130	1.3	3	0.02	12.5	11	5	6450	3.12	1.08	0.55	81	44	0.06	7	430	18	3.18	10	171	0.08	38	40	30	20
JM DH-03-05	196	197	200717	EXT	0.382	1.8	6.05	66	120	1	3	0.02	1.7	6	2	5880	2.57	1.48	0.26	38	28	0.05	10	370	7	2.88	5	168	0.08	23	30	23	30
JM DH-03-05	197	198	200718	EXT	0.208	1.5	6.53	342	180	1.2	3	0.03	3.8	5	4	5110	2.46	1.63	0.32	42	40	0.06	11	420	11	2.89	17	203	0.08	24	20	33	140
JM DH-03-05	198	199	200719	EXT	0.285	1.2	6.14	823	140	1	2	0.02	2.1	8	4	5820	3	1.78	0.38	64	31	0.08	6	380	18	3.32	43	166	0.07	24	20	47	120
JM DH-03-05	199	200	200720	EXT	0.151	0.6	6.88	102	160	1	2	0.02	1.2	17	3	4140	3.17	1.68	0.4	45	54	0.08	4	330	18	5.43	11	128	0.08	24	10	21	80
JM DH-03-05	200	201	200721	EXT	0.279	1.1	6.5	29	110	1	2	0.02	1.1	14	6	3870	3.25	1.64	0.48	82	47	0.05	13	320	11	3.14	5	137	0.1	31	20	25	80
JM DH-03-05	201	202	200722	EXT	0.272	0.9	6.88	48	100	1.8	2	0.08	0.8	13	14	4480	4.58	1.68	0.66	68	9	0.07	16	650	8	5.13	8	283	0.25	86	20	38	60
JM DH-03-05	202	203	200723	EXT	0.544	1.4	6.2	27	100	0.7	2	0.02	1.6	8	5	6740	3.33	1.74	0.7	72	24	0.08	8	470	11	3.18	8	177	0.08	22	10	22	40
JM DH-03-05	203	204	200724	EXT	0.626	1.6	6.06	5	180	0.7	2	0.02	[illegible]	12	164	6170	2.62	1.51	0.2	71	60	0.08	80	330	8	2.21	8	138	0.09	25	10	27	10
JM DH-03-05	204	205	200725	EXT	0.684	1.7	7.17	5	160	0.8	2	0.02	1.1	10	4	4260	3.65	1.58	0.24	68	104	0.07	10	360	11	3	13	118	0.11	22	20	28	10
JM DH-03-05	205	206	200726	EXT	0.562	1.2	6.84	5	280	0.6	2	0.02	0.8	7	4	5020	2.78	1.44	0.17	62	64	0.08	4	300	6	1.81	5	111	0.08	23	10	17	10
JM DH-03-05	206	207	200727	EXT	0.476	1.2	6.39	5	180	0.7	2	0.02	0.8	10	6	6330	3.52	1.62	0.22	68	67	0.06	8	300	5	2.7	6	138	0.1	38	10	30	20
JM DH-03-05	207	208	200728	EXT	0.386	1.2	6.85	5	160	0.8	2	0.02	1.9	5	6	5620	3.56	1.64	0.25	56	74	0.07	8	480	13	3.43	8	223	0.1	40	20	30	10
JM DH-03-05	208	209	200729	EXT	0.453	0.5	6.58	5	230	0.8	2	0.03	1	8	5	5730	3.42	1.8	0.33	68	158	0.08	8	540	13	2.72	12	305	0.07	33	20	37	10
JM DH-03-05	209	210	200730	EXT	0.784	1.4	6.16	5	200	1	2	0.02	1	6	1	8280	2.64	1.54	0.38	78	66	0.07	8	390	10	2.24	5	152	0.06	23	20	42	10
JM DH-03-05	210	211	200731	EXT	0.297	0.9	6.04	5	280	1	2	0.02	0.7	10	6	2980	2.78	1.38	0.48	75	46	0.08	8	730	11	2.42	7	450	0.07	28	20	37	10
JM DH-03-05	211	212	200732	EXT	0.337	0.6	6.71	5	340	1.3	2	0.06	1	6	8	4750	2.04	1.6	0.61	78	66	0.08	8	1020	13	1.48	5	818	0.1	33	20	48	10
JM DH-03-05	212	213	200733	EXT	0.407	1.2	5.72	5	330	1	2	0.01	0.6	8	7	5380	3.15	1.56	0.54	110	105	0.07	8	540	8	1.85	8	132	0.06	28	10	42	10
JM DH-03-05	213	214	200734	EXT	0.237	0.5	5.67	5	100	0.7	2	0.02	0.6	16	5	1980	4.06	1.48	0.38	68	65	0.06	7	380	14	4.18	8	178	0.06	19	10	22	80
JM DH-03-05	214	215	200735	EXT	0.294	0.5	6.05	5	70	0.7	2	0.02	0.6	11	5	4200	6.28	1.81	0.27	78	73	0.06	8	430	18	5.38	9	178	0.07	24	20	15	30
JM DH-03-05	215	216	200736	EXT	0.584	1	5.95	5	140	0.8	2	0.02	0.6	7	2	6000	2.43	1.30	0.42	56	57	0.07	4	350	8	2.12	9	156	0.07	24	10	29	20
JM DH-03-05	216	217	200737	EXT	0.431	0.9	6.34	5	170	0.8	2	0.02	1.2	13	6	4880	3.45	1.62	0.34	42	33	0.07	11	380	11	3.66	5	130	0.07	45	10	25	10
JM DH-03-05	217	218	200738	EXT	0.446	0.7	7.74	7	350	1.4	2	0.03	1.1	7	25	3960	5.6	1.26	1.32	233	20	0.06	21	420	4	0.88	5	124	0.29	100	20	72	10
JM DH-03-05	218	219	200739	EXT	0.443	0.8	6.41	10	380	1.4	2	0.04	0.8	12	37	4880	4.85	1.42	1	182	34	0.06	30	710	4	1.98	5	202	0.3	134	20	64	10
JM DH-03-05	219	220	200740	EXT	0.371	0.6	7.53	5	180	1	2	0.05	1.2	10	16	4710	3.31	1.67	0.25	51	68	0.07	10	530	8	2.51	7	258	0.15	65	20	38	10
JM DH-03-05	220	221	200741	EXT	0.44	1.1	6.63	5	280	0.6	2	0.02	1	6	6	5730	3.54	1.62	0.18	64	31	0.07	10	400	4	2.07	8	201	0.08	34	20	35	10
JM DH-03-05	221	222	200742	EXT	0.457	1	5.51	5	80	0.7	2	0.03	0.6	10	3	4370	4.01	1.26	0.14	58	51	0.05	1	520	8	4.1	9	274	0.07	34	20	8	10
JM DH-03-05	222	223	200743	EXT	0.661	1.1	5.29	5	170	0.8	2	0.02	1.1	12	5	8300	3.21	1.53	0.3	81	81	0.06	14	380	8	2.74	12	546	0.08	31	10	34	10
JM DH-03-05	223	224	200744	EXT	0.541	1.2	6.61	5	180	1	2	0.03	1.3	16	5	8640	2.58	1.48	0.51	60	41	0.05	20	250	7	2.25	5	83	0.07	24	10	37	10
JM DH-03-05	224	225	200745	EXT	0.580	1.2	6.75	5	180	0.8	2	0.01	1	14	4	6180	2.97	1.42	0.42	66	41	0.08	18	220	5	2.8	5	67	0.07	24	10	41	10
JM DH-03-05	225	226	200746	EXT	0.493	1.2	5.41	5	210	0.8	2	0.01	1	14	3	5650	2.4	1.52	0.33	42	42	0.06	15	220	6	1.9	5	65	0.05	23	10	42	10
JM DH-03-05	226	227	200747	EXT	0.604	1.2	4.89	5	140	0.6	2	0.02	1.4	12	8	6020	3.21	1.51	0.15	56	35	0.06	10	300	10	2.77	5	231	0.06	23	10	30	10
JM DH-03-05	227	228	200748	EXT	0.611	1.4	5.6	5	150	0.6	2	0.01	1.2	7	3	7170	2.95	1.57	0.13	52	25	0.06	7	240	7	2.75	5	71	0.08	22	10	28	10
JM DH-03-05	228	229	200749	EXT	0.683	1.2	6.32	7	140	0.5	2	0.01	0.7	10	10	7020	3.23	1.56	0.23	60	30	0.08	10	310	7	2.67	5	131	0.07	30	10	28	10
JM DH-03-05	229	230	200750	EXT	0.531	0.8	5.95	5	140	0.6	2	0.02	0.7	20	3	5380	3.24	1.5	0.23	60	37	0.06	5	330	7	3.2	5	102	0.08	24	10	27	10
JM DH-03-05	230	231	200751	EXT	0.527	0.8	5.34	5	150	0.7	2	0.03	0.5	[illegible]	3	6670	3.14	1.53	0.35	48	38	0.06	11	370	8	2.66	5	178	0.08	34	10	43	10
JM DH-03-05	231	232	200752	EXT	0.47	0.5	6	5	120	0.7	2	0.02	0.5	17	3	5100	2.98	1.64	0.27	51	17	0.06	14	220	17	4.2	12	188	0.05	24	30	21	10
JM DH-03-05	232	233	200753	EXT	0.534	0.6	6.5	5	130	0.6	2	0.01	0.5	28	3	4830	4.11	1.68	0.47	58	17	0.06	14	290	6	4.24	8	78	0.07	34	10	33	10
JM DH-03-05	233	234	200754	EXT	0.763	0.8	6.35	5	130	0.6	2	0.01	0.5	31	3	5140	4.35	2.01	0.48	56	19	0.06	12	300	6	4.37	5	72	0.07	34	10	26	10
JM DH-03-05	234	235	200755	EXT	0.662	0.5	5.96	5	190	0.7	2	0.01	0.5	[illegible]	4	4880	3.24	1.83	0.17	78	8	0.07	10	210	6	3.08	10	48	0.05	24	10	11	10
JM DH-03-05	235	236	200756	EXT	0.631	1	7.71	5	250	1.3	2	0.01	1	14	3	6220	2.38	1.84	0.17	68	[illegible]	0.06	36	240	7	2.57	5	43	0.07	33	10	19	10
JM DH-03-05	236	237	200757	EXT	0.687	1.2	7.8	5	220	1.1	2	0.01	0.6	15	3	6440	2.84	2.02	0.19	42	37	0.08	28	210	7	2.86	5	42	0.08	34	10	18	10
JM DH-03-05	237	238	200758	EXT	0.952	1.3	6.81	5	220	0.6	2	0.04	0.6	12	3	4740	2.64	1.85	0.17	37	75	0.08	38	170	10	2.58	5	64	0.08	24	10	18	10
JM DH-03-05	238	239	200759	EXT	0.640	1.2	5.54	14	230	0.7	2	0.06	0.5	5	4	5720	2.38	1.82	0.14	37	24	0.08	37	160	5	2.28	5	34	0.04	23	10	14	10
JM DH-03-05	239	240	200760	EXT	0.366	1.3	5.26	5	150	0.8	2	0.01	0.5	5	3	5100	3	1.9	0.13	30	18	0.06	18	180	5	2.87	5	33	0.05	25	10	3	20
JM DH-03-05	240	241	200761	EXT	0.535	1.1	5.79	5	210	0.7	2	0.01	0.5	5	3	5010	2.66	2.14	0.18	28	16	0.08	11	180	6	2.63	5	30	0.04	24	10	3	10
JM DH-03-05	241	242	200762	EXT	0.591	0.8	5.36	5	180	0.8	2	0.03	0.6	5	3	4890	3.18	1.98	0.2	28	11	0.08	11	180	8	3.18	5	31	0.04	25	10	6	10
JM DH-03-05	242	243	200763	EXT	0.256	0.6	6.43	5	340	0.8	2	0.02	1.1	5	5	2950	2	1.88	0.25	25	11	0.1	13	180	5	1.92	5	34	0.06	24	10	8	10
JM DH-03-05	243	244	200764	EXT	0.506	1.2	5.71	18	180	0.7	2	0.01	2.4	5	4	5840	3.4	1.68	0.5	32	8	0.09	1	180	6	3.28	5	34	0.05	22	10	15	10
JM DH-03-05	244	245	200765	EXT	0.343	0.5	4.82	18	100	0.7	2	0.02	1	14	4	864	4.01	1.81	0.56	28	[illegible]	0.1	3	180	11	4.48	5	44	0.05	24	10	13	30
JM DH-03-05	245	246	200766	EXT	0.371	0.6	5.57	43	180	0.8	2	0.03	1	5	4	4220	2.32	1.57	0.61	34	50	0.12	8	200	16	2.67	5	44	0.08	22	10	15	20
JM DH-03-05	246	247	200767	EXT	0.147	0.5	7.21	5	230	1.1	2	0.04	0.7	5	4	1780	2.65	2.01	0.47	36	15	0.13	8	370	16	2.74	5	58	0.07	50	10	12	30
JM DH-03-05	247	248	200768	EXT	0.152	0.5	7.36	5	240	1	2	0.04	0.5	5	4	2240	2.85	1.66	0.72	25	4	0.13	4	370	13	2.97	5	94	0.08	48	10	14	30
JM DH-03-05	248	249	200769	EXT	0.083	0.5	5.67	5	250	0.6	2	0.05	0.5	16	4	334	2.36	1.8	0.6	28	[illegible]	0.12	8	240	14	3.88	5	64	0.08	38	10	28	30
JM DH-03-05	249	250	200770	EXT	0.247	0.5	5.82	5	270	0.7	2	0.01	0.5	10	4	2780	2.93	1.58	0.63	44	[illegible]	0.1	4	240	17	3.66	5	134	0.05	28	10	21	30
JM DH-03-05	250	251	200771	EXT	0.216	0.5	5.91	5	200	0.6	2	0.02	0.5	6	4	180	1.76	2	0.05	44	30	0.11	1	380	24	2	5	393	0.04	21	10	12	10
JM DH-03-05	251	252	200772	EXT	0.309	0.6	5.47	13	280	0.8	2	0.01	1.2	6	4	2580	3.14	1.81	0.14	57	52	0.11	2	320	28	3.58	5	101	0.08	37	10	18	30
JM DH-03-05	252	253	200773	EXT	0.515	1.1	5.51	5	310	0.6	2	0.01	0.5	5	3	7180	3.06	1.74	0.31	34	71	0.1	3	240	14	3.87	5	60	0.06	24	10	24	30
JM DH-03-05	253	254	200774	EXT	0.436	1.6	6.37	5	310	0.6	2	0.01	0.5	2	4	6340	3.11	2.25	0.28	44	25	0.12	5	240	32	3.75	5	77	0.08	28	10	13	30
JM DH-03-05	254	255	200775	EXT	0.234	0.8	6.06	13	140	1.7	2	0.08	0.6	39	3	3530	3.34	1.74	0.22	44	14	0.7	26	780	536	6.39	5	412	0.05	38	10	15	20
JM DH-03-05	255	256	200776	EXT	0.252	1.5	6.73	41	240	0.8	2	0.02	1.9	13	3	4220	3	1.93	0.24	38	7	0.22	11	370	62	4.67	24	115	0.06	24	10	18	30
JM DH-03-05	256	257	200777	EXT	0.256	1.1	7.7	33	280	1.1	2	0.02	1.6	7	3	3880	2.38	2.4	0.16	38	6	0.18	8	440	27	4.36	5	145	0.07	[illegible]	10	17	40
JM DH-03-05	257	258	200778	EXT	0.251	0.8	5.6	5	200	0.7	2	0.01	0.8	4	3	3010	3.4	1.84	0.13	53	6	0.15	8	280	6	4.08	5	73	0.08	28	10	14	20
JM DH-03-05	258	259	200779	EXT	0.338	0.8	5.29	5	240	0.6	2	0.01	0.7	17	3	4360	4.13	2.04	0.15	38	5	0.1	6	220	7	4.73	5	74	0.07	33	10	11	10
JM DH-03-05	259	260	200780	EXT	0.338	0.9	5.1	5	240	0.6	2	0.01	0.5	7	3	4370	4.22	1.86	0.16	49	5	0.1	5	180	6	4.72	5	32	0.08	33	10	11	20
JM DH-03-05	260	261	200781	EXT	0.378	1	4.26	5	220	0.7	2	0.01	0.5	5	3	4360	3.64	1.46	0.14	47	5	0.06	4	210	6	4.16	5	18	0.05	33	10	14	30
JM DH-03-05	261	262	200782	EXT	0.428	0.7	4.56	8	200	1	2	0.02	0.5	5	3	4720	4.61	1.42	0.26	47	7	0.15	8	420	8	5.19	5	36	0.04	32	10	19	10
JM DH-03-05	262	263	200783	EXT	0.336	1.2	5.92	5	230	0.8	2	0.01	0.6	11	3	4520	4.18	1.78	0.27	67	7	0.14	8	240	8	4.87	5	24	0.05	34	10	18	10
JM DH-03-05	263	264	200784	EXT	0.137	0.5	7.5	5	540	1.2	2	0.04	0.5	12	3	1670	2.57	2.18	0.38	65	3	0.27	17	480	6	2.38	5	48	0.13	33	10	34	10
JM DH-03-05	264	265	200785	EXT	0.058	0.5	9.25	18	660	2.2	5	0.06	0.5	11	3	389	2.28	2.18	0.75	381	3	0.52	29	780	14	1.08	5	308	0.21	71	10	68	30
JM DH-03-05	265	266	200786	EXT	0.086	0.5	6.63	11	540	2.1	5	0.11	0.5	6	3	680	3.03	1.62	1.03	605	2	0.52	18	660	14	1.07	5	284	0.16	73	20	140	10
JM DH-03-05	266	267	200787	EXT	0.021	0.5	8	5	510	2.5	10	0.12	0.5	8	3	368	2.68	1.29	1.2	720	1	0.83	8	680	14	0.42	5	395	0.25	73	10	164	10
JM DH-03-05	267	268	200788	EXT	0.024	0.5	6.79	5	540	2	5	0.15	0.6	14	3	281	3.21	1.48	1.29	670	1	0.66	10	330	21	0.54	5	314	0.2	74	10	182	10
JM DH-03-05	268	269	200789	EXT	0.07	0.5	8.53	5	440	1.9	5	0.14	1.3	12	4	708	3.08	2.04	1.67	588	1	0.44	8	460	7	1.24	5	164	0.17	68	10	168	10
JM DH-03-05	269	270	200790	EXT	0.017	0.5	8.2	5	780	1.5	4	0.25	0.7	8	4	127	2.77	2.03	0.78	495	1	0.4	8	530	7	1.83	5	158	0.18	68	10	116	10
JM DH-03-05	270	271	200791	EXT	0.016	0.5	8.71	5	610	1.6	5	0.14	0.5	8	4	130	3.1	1.96	0.96	571	1	0.5	8	480	7	1.53	5	200	0.18	68	10	118	10
JM DH-03-05	271	272	200792	EXT	0.058	0.5	7.5	5	270	2.1	5	0.13	0.5	5	3	366	3.76	2.18	0.39	66	1	0.39	4	1240	8	4.13	5	146	0.11	68	10	36	10
JM DH-03-05	272	273	200793	EXT	0.05	0.5	6.66	5	700	1.8	5	0.06	0.5	7	3	773	3.25	2	1.5	512	1	0.34	7	370	8	0.87	5	94	0.18	72	10	113	30
JM DH-03-05	273	274	200794	EXT	0.052	0.5	6.65	5	750	1.8	4	0.15	0.5	10	3	625	3.36	2.14	1.4	673	1	0.37	7	510	6	0.84	5	98	0.17	68	10	176	10
JM DH-03-05	274	275	200795	EXT	0.036	0.5	6.24	7	880	2.3	7	0.2	0.5	6	4	480	3.16	1.74	1.21	940	1	1.19	7	910	7	0.26	5	174	0.18	68	10	257	20
JM DH-03-05	275	276	200796	EXT	0.029	0.5	6.07	5	820	2	7	0.26	0.5	10	4	371	3.3	1.74	1.24	1068	1	1.54	7	880	7	0.5	5	180	0.18	68	10	282	10
JM DH-03-05	276	277	200797	EXT	0.038	0.5	6.14	14	580	1.7	7	0.27	0.5	8	4	434	3.87	1.81	1.22	973	1	1.64	7	580	7	1.44	5	188	0.18	68	10	298	10
JM DH-03-05	277	278	200798	EXT	0.054	0.5	7.95	14	580	1.7	7	0.27	0.6	7	4	388	3.34	1.82	1.18	929	3	1.74	7	750	14	0.44	5	175	0.15	68	10	251	10
JM DH-03-05	278	279	200799	EXT	0.057	0.7	7.43	12	630	1.7	7	0.24	2.3	7	4	779	2.94	0.82	1.14	604	70	1.86	18	740	71	0.46	5	138	0.13	61	10	251	10
JM DH-03-05	279	280	200800	EXT	0.064	0.7	6.38	14	730	1.6	7	0.28	0.7	7	4	734	3.63	1.1	1.4	987	3	1.43	7	710	22	0.46	5	162	0.15	71	10	257	10
JM DH-03-05	280	281	200801	EXT	0.02	0.8	6.02	11	480	1.6	7	0.4	0.7	8	4	257	4.17	0.87	1.04	1305	3	2.2	7	600	21	0.22	5	314	0.17	71	10	238	10
JM DH-03-05	281	282	200802	EXT	0.025	0.5	7.38	11	440	1.7	7	0.73	0.6	7	3	232	3.64	0.56	0.96	1330	3	2.33	7	670	17	0.17	5	347	0.16	94	10	291	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM DH-03-05	282	283	200803	EXT	0.019	0.5	8.18	10	600	2.3	6	0.48	0.5	8	4	229	3.36	1.36	1.26	1070	3	1.6	10	970	26	0.35	5	246	0.17	60	10	378	10
JM DH-03-05	283	284	200804	EXT	0.011	0.5	8.01	6	570	2.6	6	0.39	0.7	10	3	198	4.18	0.8	1.04	862	1	1.81	12	750	21	0.51	5	214	0.14	64	10	379	10
JM DH-03-05	284	285	200805	EXT	0.01	0.5	7.59	16	570	2.8	5	0.6	0.5	13	5	135	4.87	0.72	0.91	863	1	1.05	15	680	37	1.01	5	135	0.14	58	10	338	10
JM DH-03-05	285	286	200806	EXT	0.007	0.5	8.11	6	540	2.2	7	0.32	0.6	16	3	188	4.14	0.84	1.13	1060	1	1.34	13	778	36	1.10	5	151	0.13	65	10	354	10
JM DH-03-05	286	287	200807	EXT	0.015	0.5	8.17	6	570	2.1	4	0.33	2.4	30	3	302	3.74	1.16	1.12	1300	11	1.82	17	578	265	0.86	5	165	0.11	64	10	516	10
JM DH-03-05	287	288	200808	EXT	0.008	0.5	7.31	5	640	2.3	4	0.23	1.1	11	3	143	3.23	0.82	0.98	865	15	0.36	18	1080	23	1.6	5	43	0.1	56	10	231	10
JM DH-03-05	288	289	200809	EXT	0.034	1	7.4	26	440	2.4	4	0.36	3.1	4	3	423	2.96	0.63	0.62	810	4	0.25	7	528	51	2.48	18	37	0.08	54	10	380	70
JM DH-03-05	289	290	200810	EXT	0.014	0.5	6.63	6	510	2	4	0.22	1.4	14	3	213	3.29	1.22	0.86	1000	2	0.86	16	710	179	1.01	5	112	0.12	57	10	337	10
JM DH-03-05	290	291	200811	EXT	0.019	0.5	7.51	9	520	2.1	5	0.77	0.5	10	3	400	3.2	1.12	0.87	653	3	1.31	18	780	31	0.96	5	155	0.12	56	10	248	10
JM DH-03-05	291	292	200812	EXT	0.010	0.5	7.86	5	560	2.5	4	0.53	0.6	14	3	320	3.21	0.65	1.08	575	4	1.22	12	740	52	0.77	5	182	0.12	62	10	253	10
JM DH-03-05	292	293	200813	EXT	0.034	0.5	7.78	5	490	2	4	0.24	0.7	12	3	561	3.74	0.84	0.83	455	10	0.81	8	880	14	1.6	5	105	0.13	64	10	177	10
JM DH-03-05	293	294	200814	EXT	0.079	0.5	8.78	5	390	2.2	5	0.26	0.5	5	6	987	3.13	1.24	0.67	175	97	0.15	4	380	2	2.63	5	26	0.08	45	10	43	10
JM DH-03-05	294	295	200815	EXT	0.001	0.5	8.57	8	370	2.8	7	0.12	0.8	8	3	1056	3.42	1.22	0.98	304	23	0.14	8	840	2	2.46	5	21	0.07	47	10	105	10
JM DH-03-05	295	296	200816	EXT	0.167	0.9	8.56	8	400	4.1	3	0.18	0.7	13	2	2790	4.5	1.38	0.82	486	22	0.14	10	1080	2	3.1	5	27	0.07	49	10	123	10
JM DH-03-05	296	297	200817	EXT	0.124	1.1	7.27	7	460	3	7	0.1	0.8	17	3	1705	4.06	0.98	1.16	1030	7	0.21	14	680	4	0.75	5	67	0.08	55	10	325	10
JM DH-03-05	297	298	200818	EXT	0.191	0.9	8.46	7	440	1.7	5	0.14	1	8	2	1800	3.56	0.88	1.11	608	14	0.32	8	480	4	1.11	5	46	0.08	42	10	226	10
JM DH-03-05	298	299	200819	EXT	0.043	0.5	7.64	11	800	2.4	8	0.08	0.6	19	3	555	3.9	0.86	1.02	845	78	0.62	8	630	23	1.56	6	161	0.14	59	10	219	10
JM DH-03-05	299	300	200820	EXT	0.084	0.6	8.72	46	240	4.6	6	0.92	0.7	15	3	1106	5.05	1.48	0.72	324	11	0.27	8	4880	127	3.44	5	204	0.07	57	10	298	30
JM DH-03-05	300	301	200821	EXT	0.048	0.5	7.89	8	560	2.8	5	0.72	0.5	13	2	643	3.58	1.26	1.18	882	6	0.44	15	380	24	1.72	5	88	0.11	54	10	477	10
JM DH-03-05	301	302	200822	EXT	0.022	0.5	7.24	5	440	4.1	6	0.32	0.7	12	2	498	3.55	0.81	1.25	1005	5	0.76	17	770	44	0.7	5	118	0.15	56	10	731	10
JM DH-03-05	302	303	200823	EXT	0.021	0.5	7.73	7	510	3.7	7	0.51	0.6	13	3	410	3.63	0.76	1.16	981	5	1.26	18	1320	18	0.74	5	182	0.14	62	10	480	10
JM DH-03-05	303	304	200824	EXT	0.02	0.5	7.8	7	540	2.6	4	0.79	0.7	8	3	295	3.88	1.38	1.04	1170	4	1.77	8	910	19	0.19	5	295	0.13	54	10	377	10
JM DH-03-05	304	305	200825	EXT	0.018	0.5	8.1	6	480	2.8	4	0.58	0.7	11	3	307	3.48	1.29	1.1	1080	120	1.32	10	880	17	0.42	5	225	0.12	58	10	318	10
JM DH-03-05	305	306	200826	EXT	0.015	0.5	7.62	5	420	3	8	0.6	0.6	13	2	291	3.37	0.87	1.08	1005	11	0.85	13	1080	18	1	5	148	0.07	52	10	371	10
JM DH-03-05	306	307	200827	EXT	0.017	0.5	7.53	8	600	2.8	6	0.82	0.5	10	3	332	3.14	1.36	0.83	1150	3	1.42	10	618	11	0.56	5	254	0.12	57	10	226	10
JM DH-03-05	307	308	200828	EXT	0.019	0.5	8	5	610	2.9	5	1.04	0.6	8	3	343	3.23	0.82	0.88	1175	4	1.74	8	830	37	0.55	5	322	0.12	54	10	231	10
JM DH-03-05	308	309	200829	EXT	0.046	0.5	8.07	14	600	2.7	7	0.83	0.5	8	2	673	3.41	0.66	0.87	885	5	1.32	8	770	5	1.81	5	215	0.1	56	10	212	10
JM DH-03-05	309	310	200830	EXT	0.045	0.5	8.04	7	650	2.6	7	0.75	0.6	8	3	710	3.1	0.91	1	637	6	1.42	8	830	13	0.85	5	246	0.11	55	10	220	10
JM DH-03-05	310	311	200831	EXT	0.019	0.5	8.21	5	610	2.3	5	1.34	0.6	8	3	400	3.24	1.12	1	1080	6	1.86	8	750	66	0.70	5	384	0.13	58	10	198	10
JM DH-03-05	311	312	200832	EXT	0.015	0.5	8.1	7	480	2.6	5	0.75	0.5	8	2	287	3.32	0.86	1.22	1240	8	1.34	8	878	17	0.37	5	287	0.12	56	10	250	10
JM DH-03-05	312	313	200833	EXT	0.075	0.9	8.11	5	860	2.4	6	0.79	2.4	8	3	317	3.45	0.79	1.02	1070	6	1.14	9	840	20	0.43	5	211	0.13	55	10	339	10
JM DH-03-05	313	314	200834	EXT	0.084	1	8.78	5	870	2.2	5	0.53	1.1	8	3	1700	3.80	1.56	0.86	1030	5	0.86	5	880	9	0.63	5	150	0.13	58	10	276	10
JM DH-03-05	314	315	200835	EXT	0.031	0.5	8.82	13	680	2.5	5	0.30	0.7	8	3	751	3.64	1.08	1.48	1288	5	0.85	8	650	12	0.43	5	144	0.13	61	10	304	10
JM DH-03-05	315	316	200836	EXT	0.047	1.6	8.98	5	770	2.3	5	0.38	0.8	8	3	1220	3.51	1.31	1.42	1005	24	0.58	10	670	18	1.18	5	113	0.11	62	10	276	10
JM DH-03-05	316	317	200837	EXT	0.074	2.6	8.3	18	860	2.4	5	0.67	0.5	10	3	915	3.40	1.04	1.14	871	20	0.46	8	860	28	2.13	5	118	0.11	56	10	171	10
JM DH-03-05	317	318	200838	EXT	0.034	7.2	8.64	22	810	2.4	6	0.48	0.8	10	2	720	3.77	1.25	0.88	503	14	0.86	7	330	364	2.88	5	133	0.11	58	10	228	20
JM DH-03-05	318	319	200839	EXT	0.017	0.6	8.87	5	670	2.6	4	0.54	0.5	14	3	370	3.54	1.25	1.18	881	4	1.37	8	680	24	1.28	5	199	0.11	60	10	208	10
JM DH-03-05	319	320	200840	EXT	0.012	0.5	8.65	7	620	2.8	5	0.57	0.7	13	3	345	3.5	1.43	1.32	802	10	0.72	8	820	21	1.45	5	185	0.08	58	10	254	10
JM DH-03-05	320	321	200841	EXT	0.032	0.5	8.32	5	660	2.3	4	0.75	1.2	8	6	365	3.45	1.1	1.04	843	4	1.7	8	880	17	0.7	5	262	0.1	57	10	207	10
JM DH-03-05	321	322	200842	EXT	0.042	0.6	8.4	12	700	2.1	6	0.84	1.4	8	6	887	3.3	1.26	0.87	1025	4	1.77	8	628	64	0.67	5	303	0.1	57	10	178	10
JM DH-03-05	322	323	200843	EXT	0.031	0.5	8.2	12	580	1.6	5	1.28	1.4	8	4	530	2.79	1.83	0.8	814	20	1.64	8	780	88	0.77	5	388	0.11	54	10	148	10
JM DH-03-05	323	324	200844	EXT	0.026	0.5	7.85	5	660	1.7	6	1.03	0.5	5	2	424	2.90	0.87	0.88	841	6	1.65	8	788	6	0.40	5	283	0.12	54	10	82	10
JM DH-03-05	324	325	200845	EXT	0.019	0.5	8.43	10	640	1.7	6	1.2	0.5	8	4	278	3.21	0.84	1.02	819	3	2.83	8	688	15	0.88	5	340	0.13	54	10	82	10
JM DH-03-05	325	326	200846	EXT	0.021	0.5	8.07	6	680	1.8	4	0.82	0.5	8	4	318	3.3	0.87	1.14	1208	72	1.48	8	758	2	0.52	5	227	0.11	54	10	88	10
JM DH-03-05	326	327	200847	EXT	0.034	0.5	8.32	5	780	2.2	7	0.47	0.5	8	3	981	3.34	1.19	1.29	871	4	0.85	7	788	7	0.88	5	144	0.12	62	10	108	10
JM DH-03-05	327	328	200848	EXT	0.032	0.5	8.28	6	780	2.2	8	0.67	0.5	7	5	744	3.00	1.18	1.81	1185	5	1.28	8	780	11	0.88	5	211	0.11	60	10	116	10
JM DH-03-05	328	329	200849	EXT	0.029	0.5	8.08	9	780	2.2	3	0.64	0.5	7	3	499	2.75	0.63	0.98	564	7	1.48	7	710	4	0.78	5	187	0.09	57	10	134	10
JM DH-03-05	329	330	200850	EXT	0.027	0.5	7.77	5	670	2.1	7	0.81	0.6	6	2	957	2.82	1.34	0.87	513	5	1.7	6	680	28	0.81	5	274	0.1	54	10	132	10
JM DH-03-05	330	331	200851	EXT	0.043	0.5	7.95	13	620	2.2	6	0.88	0.5	6	3	637	2.84	0.84	0.81	738	8	1.57	6	780	6	0.48	5	234	0.1	54	10	184	10
JM DH-03-05	331	332	200852	EXT	0.081	0.8	8.09	7	640	2.7	6	0.49	0.9	6	2	833	2.67	0.97	1.16	1156	10	1.57	13	700	43	0.52	5	182	0.1	58	10	328	10
JM DH-03-05	332	333	200853	EXT	0.028	0.5	8.21	15	740	2.5	7	0.58	0.5	10	5	538	3.38	0.77	1.1	884	6	1.2	8	790	3	0.63	5	158	0.11	58	10	288	40
JM DH-03-05	333	334	200854	EXT	0.025	0.5	7.62	6	718	2.6	5	1.07	0.5	6	2	991	2.98	0.78	1	1100	34	1.78	8	780	18	0.2	5	307	0.13	55	10	167	20
JM DH-03-05	334	335	200855	EXT	0.037	0.5	7.62	6	870	2.8	6	0.81	0.6	7	2	915	3.5	1.38	1.04	1330	30	1.86	7	780	23	0.2	5	250	0.13	58	10	297	10
JM DH-03-05	335	336	200856	EXT	0.047	0.6	7.96	6	660	2.4	5	0.95	2.1	7	2	1805	3.4	1.11	0.93	1130	32	1.42	4	1060	68	0.58	5	163	0.13	54	10	512	20
JM DH-03-05	336	337	200857	EXT	0.103	1.1	7.58	11	700	1.6	4	0.28	0.6	6	2	1840	2.94	1.42	1.1	928	311	1.15	4	740	11	0.45	12	88	0.1	53	10	300	10
JM DH-03-05	337	338	200858	EXT	0.043	1.7	7.8	19	820	2	2	0.58	1.6	5	2	1510	3.44	1.03	1.07	1245	45	1.42	4	710	92	0.4	25	230	0.14	63	10	371	10
JM DH-03-05	338	339	200859	EXT	0.138	73.4	7.97	134	900	2.8	2	0.18	19.4	40	3	1800	4.28	1.27	1	1095	9	0.48	6	630	1080	2.28	413	204	0.15	54	10	1646	220
JM DH-03-05	339	340	200860	EXT	0.023	1.1	9.28	15	680	2	2	0.75	1.5	6	3	418	3.2	1.14	0.87	935	405	1.18	5	718	38	0.88	20	194	0.13	58	10	325	10
JM DH-03-05	340	341	200861	EXT	0.029	0.8	8.1	11	640	2.4	7	0.98	1.3	7	3	629	3.83	1.18	0.96	1130	17	1.41	10	670	25	0.67	11	234	0.13	58	10	408	10
JM DH-03-05	341	342	200862	EXT	0.061	1.7	7.5	15	640	1.8	4	0.32	1.5	5	3	1495	3.54	0.7	0.98	883	17	0.88	7	880	14	0.82	10	88	0.11	53	10	378	10
JM DH-03-05	342	343	200863	EXT	0.02	0.5	6.08	10	680	2.5	7	1.18	0.7	6	4	298	3.74	0.47	0.84	1086	3	1.88	18	730	42	0.28	10	288	0.16	58	10	300	10
JM DH-03-05	343	344	200864	EXT	0.022	0.5	7.51	21	580	2.1	3	1.83	0.6	6	3	257	3.11	0.75	0.77	1036	4	1.88	7	740	88	0.18	10	324	0.15	63	10	252	10
JM DH-03-05	344	345	200865	EXT	0.018	0.5	8.18	17	600	2.5	8	1.29	3.7	7	3	182	3.28	0.43	0.81	1088	18	1.79	18	430	378	0.31	7	306	0.17	57	10	836	10
JM DH-03-05	345	346	200866	EXT	0.014	0.5	6.41	27	600	2.4	5	1.12	2.2	7	5	118	3.46	1.48	0.87	1175	42	2.28	4	600	214	0.15	8	377	0.18	42	10	444	10
JM DH-03-05	346	347	200867	EXT	0.027	0.5	6.28	26	580	2.4	8	1.38	0.6	6	3	178	3.54	0.74	0.82	1086	18	2.31	8	478	84	0.12	4	428	0.17	61	10	280	10
JM DH-03-05	347	348	200868	EXT	0.037	0.5	8.18	9	600	2.3	8	0.72	1.1	6	3	600	3.3	1.08	0.83	888	38	1.58	4	400	28	0.33	7	234	0.14	58	10	275	10
JM DH-03-05	348	349	200869	EXT	0.032	0.5	6.17	14	740	1.7	5	0.33	0.5	6	4	682	3.01	0.84	1.04	880	32	0.85	6	678	8	0.48	5	77	0.11	61	10	275	30
JM DH-03-05	349	350	200870	EXT	0.053	1.1	7.78	44	500	1.6	6	0.21	1.3	6	2	530	3.06	0.67	0.87	804	11	0.53	7	520	264	2.11	20	38	0.08	57	10	236	20
JM DH-03-05	350	351	200871	EXT	0.029	0.5	4.48	22	670	2.2	4	0.17	0.7	7	3	181	3.96	0.89	1.3	854	6	1.25	9	790	36	0.46	5	112	0.15	66	10	330	10
JM DH-03-05	351	352	200872	EXT	0.048	0.7	6.92	18	570	3	4	0.54	6.3	6	3	647	4.26	1.04	1.18	1010	12	1.74	9	1200	40	0.31	24	288	0.19	70	10	1140	20
JM DH-03-05	352	353	200873	EXT	0.038	0.5	7.83	12	570	2.6	4	0.29	10.3	9	2	499	4.46	0.78	1.04	836	5	1.1	8	700	14	0.28	4	118	0.15	60	10	1510	20
JM DH-03-05	353	354	200874	EXT	0.106	0.8	4.12	13	980	4.2	9	0.11	5.8	12	3	404	8.58	1.11	1	980	13	0.28	8	1480	14	2.03	9	57	0.13	68	10	1246	20
JM DH-03-05	354	355	200875	EXT	0.048	0.5	7.94	10	910	3	8	0.42	0.8	6	3	561	4.84	0.98	1.02	700	8	0.1	8	1170	13	1.12	4	22	0.12	66	10	284	10
JM DH-03-05	355	356	200876	EXT	0.048	0.6	8.4	14	680	5.1	6	0.41	0.8	13	2	491	6.83	0.81	0.94	881	14	0.18	8	2730	20	0.87	10	108	0.11	65	10	388	10
JM DH-03-05	356	357	200877	EXT	0.042	0.8	6.54	25	690	1.8	5	0.3	1.3	8	3	747	3.8	0.8	1.12	944	14	1.32	8	920	37	0.58	5	107	0.14	73	10	407	10
JM DH-03-05	357	358	200878	EXT	0.058	1.3	3.88	24	430	1.8	7	0.21	0.6	8	4	845	3.01	0.96	1.1	852	13	1.56	8	930	82	0.46	5	114	0.19	73	10	390	10
JM DH-03-05	358	359	200879	EXT	0.148	2	7.98	45	730	2.8	5	0.34	1.4	9	2	2000	3.37	0.77	1	588	10	1.08	8	640	84	0.87	18	122	0.12	62	10	291	10
JM DH-03-05	359	360	200880	EXT	0.308	4.8	6.11	32	370	2.3	6	0.04	2	14	3	4300	4.01	1.06	0.58	277	21	0.08	8	980	233	1.88	8	58	0.09	53	10	303	30
JM DH-03-05	360	361	200881	EXT	0.373	12.8	5.85	23	400	2.4	7	0.38	34.7	6	12	4480	3.86	1.41	0.75	815	15	0.07	8	550	2730	1.88	52	37	0.06	45	10	3520	130
JM DH-03-05	361	362	200882	EXT	0.15	1.2	6.38	21	500	2	4	0.04	2.4	4	3	2230	4.04	0.56	1	887	14	0.06	8	278	82	0.28	5	41	0.11	41	10	283	10
JM DH-03-05	362	363	200883	EXT	0.377	1.2	5.98	11	360	1.6	4	0.04	1.1	8	20	4570	4.88	0.85	1.32	828	22	0.08	7	338	16	0.84	8	22	0.17	63	10	158	10
JM DH-03-05	363	364	200884	EXT	0.376	1.1	5.36	6	430	1.3	3	0.08	1.1	6	18	4120	4.48	0.86	1.08	613	21	0.06	8	380	34	0.58	5	16	0.1	45	10	184	10
JM DH-03-05	364	365	200885	EXT	0.322	1.5	5.57	11	420	1.4	4	0.09	0.8	5	8	3490	5.08	1	0.88	482	12	0.06	7	420	25	0.48	5	21	0.12	56	10	188	10
JM DH-03-05	365	366	200886	EXT	0.379	1.5	4.79	8	340	1.3	5	0.04	0.8	3	7	2900	4.21	0.58	1.08	670	18	0.08	8	420	22	0.41	5	16	0.08	44	10	181	10
JM DH-03-05	366	367	200887	EXT	0.456	1.9	5.9	17	820	1.9	5	0.06	1	6	9	3470	5.52	1.48	0.83	625	19	0.1	8	518	28	1.47	5	38	0.1	54	10	182	20
JM DH-03-05	367	368	200888	EXT	0.29	1	5.3	8	380	1.4	2	0.12	0.6	6	4	2040	5.18	0.84	1.24	638	17	0.08	8	378	30	0.58	5	23	0.08	54	10	198	10
JM DH-03-05	368	369	200889	EXT	0.47	1.4	5.36	8	680	1.5	3	0.06	1.6	4	7	5110	4.78	1.34	0.82	486	18	0.14	8	500	105	0.88	5	48	0.11	91	10	237	20
JM DH-03-05	369	370	200890	EXT	0.443	1.2	4.79	13	370	1.6	7	0.1	1.2	6	7	4080	4.68	0.78	1.24	672	15	0.07	8	378	122	0.64	5	15	0.08	54	10	344	10
JM DH-03-05	370	371	200891	EXT	0.151	0.7	5.73	5	280	1.3	3	0.06	0.8	5	4	1830	3.78	0.73	1.81	888	31	0.87	8	288	71	0.27	5	10	0.1	48	10	223	10
JM DH-03-05	371	372	200892	EXT	0.412	2.6	4.88	10	350	1.6	4	0.1	1.7	4	7	5080	4.88	1.04	0.79	420	30	0.08	5	378	123	0.78	5	27	0.08	91	10	203	20
JM DH-03-05	372	373	200893	EXT	0.321	3.1	5.44	8	420	1.3	6	0.02	1.1	4	4	3540	4.58	0.84	1.02	411	66	0.06	6	370	181	0.51	5	14	0.1	62	10	220	10
JM DH-03-05	373	374	200894	EXT	0.348	5.1	4.88	11	310	1.1	4	0.01	1	4	4	3950	3.48	1.36	0.88	316	32	0.07	9	320	357	0.72	5	33	0.08	48	10	182	10
JM DH-03-05	374	375	200895	EXT	0.401	5.1	4.72	7	310	1.2	3	0.02	1.4	5	7	4340	3.14	0.52	0.74	226	132	0.07	7	360	236	0.86	5	66	0.08	48	10	182	10
JM DH-03-05	375	376	200896	EXT	0.357	7.5	8.34	14	310	2	5	0.02	1	8	3	4540	4.28	1.06	0.62	173	30	0.09	13	740	364	2.18	15	258	0.08	58	10	88	10
JM DH-03-05	376	377	200897	EXT	0.292	4.4	7.12	15	280	3	4	0.02	0.9	7	4	3140	3.91	1.13	0.56	183	18	0.09	13	1040	294	1.38	9	153	0.08	62	10	100	10
JM DH-03-05	377	378	200898	EXT	0.346	4.5	5.08	12	250	1.8	6	0.01	0.5	3	8	5210	3.74	0.91	0.55	183	29	0.07	9	440	250	0.71	9	108	0.08	50	10	85	10
JM DH-03-05	378	379	200899	EXT	0.624	30.4	5.51	29	220	2.4	5	0.03	35.4	33	4	9280	4.65	1.38	0.43	122	138	0.08	20	1250	4360	3.47	63	167	0.07	62	10	3810	130
JM DH-03-05	379	380	200900	EXT	0.895	17.7	5.12	33	140	3.1	10	0.02	4.7	11	1	9340	8.38	0.88	0.41	179	37	0.07	15	980	604	3.63	21	93	0.08	60	10	484	20
JM DH-03-05	380	381	200901	EXT	0.479	5.5	4.88	15	380	1.8	5	0.08	2	10	3	5540	5.88	1.35	0.74	384	34	0.07	6	600	263	1.78	22	80	0.08	50	10	251	10
JM DH-03-05	381	382	200902	EXT	0.298	1.8	5.28	15	480	1.5	4	0.06	4.4	1	8	3250	3.82	1.52	0.88	345	31	0.07	10	470	226	6.46	5	85	0.1	45	10	522	10
JM DH-03-05	382	383	200903	EXT	0.288	1.4	5.7	8	830	1.4	2	0.04	1.7	8	8	3340	4.47	0.75	0.88	331	38	0.06	6	430	187	0.44	7	141	0.11	61	10	180	10
JM DH-03-05	383	384	200904	EXT	0.390	1.4	4.74	13	410	1.5	2	0.08	2.5	4	6	4320	4.47	0.83	0.64	273	67	0.09	8	580	118	0.81	8	108	0.08	46	10	315	10
JM DH-03-05	384	385	200905	EXT	0.321	1.4	4.94	8	410	1.4	2	0.14	1.4	7	10	3910	4.06	0.88	0.75	220	38	0.08	14	740	74	1.27	5	184	0.07	47	10	188	10
JM DH-03-05	385	386	200906	EXT	0.425	1.4	4	7	580	1.8	2	0.18	1.7	10	6	4340	3.87	1.14	0.71	240	21	0.07	14	748	86	1.74	5	245	0.1	50	10	238	10
JM DH-03-05	386	387	200907	EXT	0.414	1.3	5.23	5	450	1.2	2	0.08	3.4	7	7	3580	4.17	0.77	0.63	478	16	0.08	12	478	154	0.52	5	156	0.08	50	10	443	10
JM DH-03-05	387	388	200908	EXT	0.364	1.1	4.97	10	410	1.2	2	0.08	1.6	6	7	3930	4.11	0.72	0.6	367	21	0.08	10	440	40	0.5	10	288	0.09	50	10	227	10
JM DH-03-05	388	389	200909	EXT	0.446	1.2	5.11	12	440	1.2	2	0.08	1.2	7	7	4790	3.57	0.84	0.78	244	40	0.06	8	378	33	0.88	5	150	0.09	48	10	198	10
JM DH-03-05	389	390	200910	EXT	0.271	0.7	5.79	5	800	1.3	3	0.06	0.8	7	6	3170	4.42	1.06	0.94	404	18	0.07	8	700	38	0.45	5	173	0.11	47	10	208	10
JM DH-03-05	390	391	200911	EXT	0.347	0.7	5.22	10	410	[illegible]	2	0.05	1.1	8	13	2830	3.82	0.6	0.88	448	93	0.06	11	480	40	0.8	5	193	0.08	42	10	223	10
JM DH-03-05	391	392	200912	EXT	0.276	0.6	4.74	8	380	1.4	2	0.08	1	7	11	3080	4.15	1.08	0.8	347	294	0.06	8	480	28	1.34	5	146	0.08	52	10	144	10
JM DH-03-05	392	393	200913	EXT	0.294	1.3	5.95	8	810	1.6	2	0.1	0.8	8	8	3780	3.78	0.84	1.12	378	23	0.06	7	570	28	0.48	5	225	0.11	48	10	188	90
JM DH-03-05	393	394	200914	EXT	0.304	1	5.25	8	820	1.4	2	0.07	1.2	6	6	3530	3.78	0.6	0.97	444	31	0.07	4	400	44	0.67	8	141	0.1	45	10	238	30
JM DH-03-05	394	395	200915	EXT	0.303	1.1	5.54	7	810	1.5	2	0.08	1.4	6	8	3490	3.37	1.12	0.88	425	372	0.09	8	540	48	0.88	5	183	0.1	44	10	274	10
JM DH-03-05	395	396	200916	EXT	0.322	1	5.78	8	660	1.3	2	0.02	1.4	5	6	3660	3.67	1.06	1.04	324	53	0.07	8	380	32	0.52	5	283	0.1	60	10	220	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-02-05	396	397	200817 EXT		0.288	0.9	5.44	5	380	1.2	2	0.02	1.1	6	5	3070	3.96	0.8	0.73	258	17	0.08	10	290	26	0.44	5	123	0.1	43	10	180	10
JM DH-02-05	397	398	200818 EXT		0.314	0.9	5.38	8	580	1.1	2	0.03	0.8	7	5	3440	4.58	0.74	0.8	268	58	0.08	6	310	31	0.44	5	118	0.1	46	10	158	10
JM DH-02-05	398	399	200819 EXT		0.335	1	5.33	5	560	1.8	2	0.02	0.7	8	8	3700	3.82	1.17	0.9	258	17	0.08	7	840	31	0.58	5	107	0.11	48	10	148	10
JM DH-02-05	399	400	200820 EXT		0.342	1	5.71	12	380	1.1	2	0.21	0.7	5	5	4270	4.12	0.72	0.9	254	25	0.07	8	410	21	0.74	5	44	0.09	48	10	136	10
JM DH-02-05	400	401	200821 EXT		0.258	0.7	5.12	5	330	1.4	2	1.6	0.8	5	5	2670	4	0.8	1.04	343	41	0.07	7	510	26	1.42	5	45	0.08	45	10	172	10
JM DH-02-05	401	402	200822 EXT		0.288	1.1	4.43	5	400	1.1	2	0.02	1.5	5	6	3080	4.08	0.88	0.9	313	27	0.08	8	210	23	0.47	5	45	0.08	53	10	237	10
JM DH-02-05	402	403	200823 EXT		0.316	1.2	5.42	9	470	1.2	2	0.05	3.3	6	5	3380	4.33	1.08	0.93	577	43	0.07	6	480	32	0.47	5	56	0.11	48	10	484	20
JM DH-02-05	403	404	200824 EXT		0.373	1.8	5.78	5	730	1.1	2	0.07	3.2	6	5	3410	4.42	1.24	0.9	635	28	0.11	6	520	34	0.8	5	74	0.11	51	10	488	20
JM DH-02-05	404	405	200825 EXT		0.471	1.3	3.8	8	290	1.3	2	0.05	0.8	6	5	4830	3.22	1.04	0.88	457	40	0.08	4	380	21	0.98	5	43	0.07	34	10	153	10
JM DH-02-05	405	406	200826 EXT		0.237	1	5.21	5	480	1.6	2	0.03	1.2	5	5	2700	4.44	0.74	0.73	285	18	0.07	5	500	34	0.44	5	202	0.1	47	10	188	10
JM DH-02-05	406	407	200827 EXT		0.328	1	5.08	8	580	1.6	2	0.1	1.3	7	6	3340	4.4	0.78	1.11	384	19	0.04	10	380	24	0.58	5	133	0.1	51	10	307	10
JM DH-02-05	407	408	200828 EXT		0.373	2.1	8	44	420	2.1	2	0.12	1.3	6	8	3650	4.14	1.18	0.88	232	141	0.08	17	790	78	2.12	10	164	0.08	48	10	148	30
JM DH-02-05	408	409	200829 EXT		0.323	2	5.35	14	370	1.3	2	0.03	1	7	4	3850	4.12	1.07	0.75	244	27	0.08	8	280	38	1.63	5	105	0.08	47	10	132	70
JM DH-02-05	409	410	200830 EXT		0.301	1.2	4.05	5	500	1.1	2	0.03	1.1	7	9	3550	2.8	1.1	0.84	344	40	0.06	7	230	19	0.51	5	58	0.09	44	10	306	20
JM DH-02-05	410	411	200831 EXT		0.403	1.5	5.22	5	480	1.2	2	0.07	1.2	6	5	4880	4.08	0.76	0.84	305	44	0.07	6	290	22	1	5	53	0.08	48	10	223	20
JM DH-02-05	411	412	200832 EXT		0.204	1	7.18	18	730	1.4	3	0.11	1.2	6	4	2730	3.79	0.77	1.08	458	48	0.07	6	380	28	0.72	5	51	0.1	46	10	307	20
JM DH-02-05	412	413	200833 EXT		0.279	1.3	6.45	9	710	1.4	2	0.21	1.5	8	3	3600	3.41	0.73	1.1	488	136	0.43	6	830	17	0.8	5	40	0.08	46	10	470	20
JM DH-02-05	413	414	200834 EXT		0.237	0.9	7.04	6	730	1.2	2	0.15	0.7	8	8	2450	4	1.18	0.97	678	98	1.94	11	720	32	0.63	5	80	0.08	46	10	387	10
JM DH-02-05	414	415	200835 EXT		0.188	1	7.04	9	630	1.4	2	0.14	0.9	7	3	2280	3.88	1.13	1.04	387	17	1.29	10	880	28	1.65	5	43	0.06	50	10	330	10
JM DH-02-05	415	416	200836 EXT		0.26	1.3	6.77	9	380	1.6	2	0.06	0.8	6	4	2880	4.08	0.78	0.79	291	28	0.44	6	618	18	2.28	5	28	0.06	48	10	218	10
JM DH-02-05	416	417	200837 EXT		0.208	0.9	6.75	5	550	1.6	2	0.12	1.2	6	4	2570	3.67	1.16	1.27	528	38	1.38	4	380	28	0.78	5	103	0.13	50	10	370	10
JM DH-02-05	417	418	200838 EXT		0.18	0.5	6.5	9	520	1.3	2	0.25	1.5	6	5	1850	4.35	0.88	0.78	732	33	2.14	7	480	51	0.28	5	148	0.15	48	10	225	10
JM DH-02-05	418	419	200839 EXT		0.222	0.7	6.58	6	880	2.1	2	0.2	1.2	6	4	2700	4.22	1	0.81	335	34	1.08	4	880	18	0.98	5	79	0.11	47	10	223	10
JM DH-02-05	419	420	200840 EXT		0.261	0.8	6.34	16	510	1.7	2	0.11	0.7	7	5	3440	4.48	0.82	0.98	372	178	0.42	4	420	18	1.18	6	41	0.1	48	10	240	10
JM DH-02-05	420	421	200841 EXT		0.207	1	5.67	12	410	1.5	2	0.3	0.7	5	3	4180	3.56	0.73	0.75	448	78	0.08	4	470	4	1.4	5	14	0.08	44	10	136	10
JM DH-02-05	421	422	200842 EXT		0.248	0.9	6.34	18	630	1.4	2	0.16	0.9	7	5	3230	4.17	1.04	1.18	788	42	0.25	6	570	32	0.8	5	46	0.13	48	10	288	10
JM DH-02-05	422	423	200843 EXT		0.270	0.9	6.28	5	630	1.7	2	0.12	0.8	7	3	3880	3.8	1	1.06	775	74	0.5	5	780	18	1.02	5	57	0.11	43	10	288	10
JM DH-02-05	423	424	200844 EXT		0.279	0.8	5.88	5	570	1.4	2	0.12	0.8	8	4	3780	4.55	1.08	1.2	424	64	0.19	4	480	18	0.8	8	48	0.08	44	10	235	10
JM DH-02-05	424	425	200845 EXT		0.238	0.5	6.27	5	880	1.3	2	0.08	0.8	6	4	2858	4.14	1.16	1.2	488	52	0.45	5	880	17	0.58	5	76	0.1	48	10	278	10
JM DH-02-05	425	426	200846 EXT		0.164	0.5	5.73	5	580	1.1	2	0.1	0.8	7	4	2170	4.81	0.78	0.9	547	13	0.88	5	520	20	0.79	5	85	0.1	40	10	288	50
JM DH-02-05	426	427	200847 EXT		0.161	0.6	6.38	5	380	1.1	2	0.15	0.4	6	4	2210	3.57	0.73	0.85	485	10	1.55	5	630	27	0.67	5	118	0.08	40	10	284	100
JM DH-02-05	427	428	200848 EXT		0.15	0.5	6.78	5	480	1.8	2	0.14	0.7	7	5	1980	3.98	0.75	0.98	376	18	0.61	5	450	24	1.12	5	47	0.08	58	10	224	70
JM DH-02-05	428	429	200849 EXT		0.238	0.8	6.02	6	450	1.7	2	0.12	0.8	6	3	3810	4.7	0.84	1.01	414	23	0.14	5	870	18	0.78	5	30	0.08	53	10	182	70
JM DH-02-05	429	430	200850 EXT		0.198	0.5	5.38	12	380	1.8	2	0.1	0.8	6	3	2240	4.18	0.82	1.08	517	42	0.11	4	618	7	0.4	5	28	0.08	40	10	218	50
JM DH-02-05	430	431	200851 EXT		0.177	0.8	6.27	10	380	1.8	2	0.08	1	6	4	2428	4.38	1.02	1.08	683	14	0.7	5	718	15	0.48	5	71	0.1	47	10	344	50
JM DH-02-05	431	432	200852 EXT		0.335	1.1	6.88	14	320	1.8	2	0.84	1.4	6	4	2880	4.54	2.2	1	580	11	0.1	7	388	14	3.83	5	50	0.08	53	10	313	70
JM DH-02-05	432	433	200853 EXT		0.3	1.4	5.8	38	240	2.2	2	0.4	1.1	9	3	3170	4.79	1.33	1.33	574	23	0.08	6	440	12	3.84	5	38	0.08	52	10	198	80
JM DH-02-05	433	434	200854 EXT		0.248	0.6	5.85	28	500	1.5	2	0.17	0.8	7	5	2700	4.27	1.2	1.18	948	15	0.37	7	520	14	0.88	5	48	0.1	48	10	217	40
JM DH-02-05	434	435	200855 EXT		0.388	0.6	6.28	22	480	3.2	2	0.27	0.6	7	3	4058	4.48	0.83	1.27	537	38	0.23	5	1140	10	0.63	5	38	0.11	45	10	204	40
JM DH-02-05	435	436	200856 EXT		0.24	0.6	6.6	16	470	1.6	2	0.15	0.6	6	3	2450	4.38	1.06	0.98	608	270	1.33	7	880	10	0.37	5	41	0.13	54	10	282	30
JM DH-02-05	436	437	200857 EXT		0.284	0.6	6.4	11	430	1.8	2	0.7	0.8	7	3	3370	4.05	0.74	0.87	328	92	1.91	6	370	18	0.67	5	145	0.15	51	10	380	40
JM DH-02-05	437	438	200858 EXT		0.104	0.5	6.41	8	570	2.1	2	0.94	0.8	8	5	1380	3.28	0.87	1.07	648	23	3.38	8	640	28	0.18	5	386	0.23	62	10	230	30
JM DH-02-05	438	439	200859 EXT		0.233	0.7	7.14	10	480	1.8	2	0.31	0.8	6	3	3288	3.45	0.73	0.92	347	88	1.88	6	630	18	0.63	5	135	0.13	54	10	184	30
JM DH-02-05	439	440	200860 EXT		0.278	0.8	5.54	5	480	1.2	2	0.31	1	5	5	3430	3.35	0.88	0.74	288	78	1.1	5	478	9	0.85	5	48	0.12	91	10	143	70
JM DH-02-05	440	441	200861 EXT		0.108	0.7	5.24	5	510	1.4	2	0.42	0.7	5	4	4070	4.22	0.88	1.01	378	80	0.85	3	620	17	0.78	5	48	0.11	80	10	138	90
JM DH-02-05	441	442	200862 EXT		0.27	0.6	5.88	13	530	1	2	0.58	0.8	6	5	5070	4.78	0.75	0.97	526	33	0.78	5	480	10	0.92	5	72	0.12	58	10	147	30
JM DH-02-05	442	443	200863 EXT		0.281	0.8	5.63	5	380	1.2	2	0.41	1	7	5	3670	3.26	0.66	0.61	516	28	0.73	4	630	12	0.82	5	73	0.1	42	10	150	30
JM DH-02-05	443	444	200864 EXT		0.172	0.6	5.51	8	420	0.9	2	0.2	0.7	6	4	2730	6.12	0.64	0.75	453	20	0.78	4	480	13	0.67	5	82	0.11	54	10	154	30
JM DH-02-05	444	445	200865 EXT		0.302	0.7	4.63	6	380	1.2	2	0.37	0.8	6	5	2840	4.98	0.74	1	512	28	0.41	3	480	7	0.75	5	55	0.08	48	10	154	20
JM DH-02-05	445	446	200866 EXT		0.281	1	5.02	5	510	1.5	2	0.36	1	7	7	4830	4.88	0.84	0.82	352	14	0.16	5	820	18	1.14	5	61	0.11	52	10	141	60
JM DH-02-05	446	447	200867 EXT		0.28	0.6	5.18	5	380	1.3	2	1.25	0.6	5	5	3450	4.08	1.82	1	387	28	0.15	4	480	7	1.51	5	95	0.11	91	10	138	40
JM DH-02-05	447	448	200868 EXT		0.215	0.8	6.34	9	520	1.1	2	1.63	1.4	6	7	3018	4.3	0.88	0.98	483	79	1.57	5	840	18	1.07	5	136	0.11	48	10	301	40
JM DH-02-05	448	449	200869 EXT		0.301	1.5	4.88	5	340	1	2	1.74	0.6	6	8	4418	4	1.01	0.75	488	47	0.8	4	540	18	2.02	5	182	0.11	48	10	138	50
JM DH-02-05	449	450	200870 EXT		0.356	1.1	5.04	5	410	1.3	2	1.03	0.6	7	6	5340	4.23	0.62	0.77	458	87	0.54	5	490	18	1.88	5	[illegible]	0.11	62	10	131	50
JM DH-02-05	450	451	200871 EXT		0.33	1.4	4.81	10	380	1.7	2	0.42	0.9	5	5	5180	4.1	1.05	0.88	653	46	0.07	3	470	7	1.45	5	38	0.13	57	10	123	40
JM DH-02-05	451	452	200872 EXT		0.345	1.2	4.75	5	440	1.3	2	0.16	0.7	15	8	4858	4.35	0.78	0.97	688	36	0.18	11	240	14	1.15	5	48	0.1	48	10	147	50
JM DH-02-05	452	453	200873 EXT		0.308	1.3	4.58	7	320	1.3	2	0.17	0.6	6	5	4270	4.77	0.93	1.01	1115	74	0.14	5	340	10	1.38	5	67	0.1	45	10	180	40
JM DH-02-05	453	454	200874 EXT		0.243	0.8	6.7	5	570	1.2	2	0.21	0.9	6	4	3140	5.32	0.93	1.08	421	38	0.33	4	430	14	0.54	5	48	0.11	54	10	164	30
JM DH-02-05	454	455	200875 EXT		0.251	0.8	6.47	6	318	1.3	2	0.81	1.7	7	7	3470	5.02	0.75	0.8	572	98	0.54	6	940	22	0.95	5	40	0.11	54	10	182	30
JM DH-02-05	455	456	200876 EXT		0.288	0.8	5.78	13	418	1.5	2	0.31	0.8	6	7	4080	5.11	1	0.94	533	280	0.46	7	480	8	0.8	5	44	0.13	58	10	161	30
JM DH-02-05	456	457	200877 EXT		0.174	0.4	7.48	6	630	2.2	2	0.31	0.7	7	5	2880	4.38	1.08	0.8	480	95	0.81	4	730	9	1.05	5	106	0.14	42	10	142	20
JM DH-02-05	457	458	200878 EXT		0.231	0.8	6.28	9	440	1.9	2	0.37	0.7	6	4	3080	3.98	0.88	1.1	587	312	0.53	6	880	15	0.73	5	79	0.13	58	10	180	20
JM DH-02-05	458	459	200879 EXT		0.294	1.1	4.01	5	280	1.1	2	0.4	0.7	6	8	4840	4.57	1.14	0.84	535	182	0.04	4	380	4	1.28	5	41	0.08	61	10	124	30
JM DH-02-05	459	460	200880 EXT		0.243	0.8	4.38	5	380	1.2	2	1	0.6	7	8	3818	4.88	1.08	1.03	567	64	0.06	6	410	5	1.33	5	74	0.11	60	10	144	20
JM DH-02-05	460	461	200881 EXT		0.278	0.8	5.35	8	370	1.3	2	1.78	1.6	6	7	4580	4.35	1	1.03	618	112	0.11	6	518	4	2.83	5	166	0.12	61	10	258	40
JM DH-02-05	461	462	200882 EXT		0.217	0.7	4.95	5	528	1.1	2	0.87	0.5	7	10	3318	4.74	1.08	0.87	648	18	0.32	4	448	18	1.25	5	118	0.11	53	10	148	30
JM DH-02-05	462	463	200883 EXT		0.24	0.8	4.88	12	500	1.2	2	1.1	0.5	7	6	3118	5.81	1	0.86	540	28	0.11	3	518	8	1.28	5	82	0.12	58	10	138	30
JM DH-02-05	463	464	200884 EXT		0.256	1.2	6.43	7	388	1.8	2	0.86	0.6	7	8	4518	4.38	1.28	1.83	563	37	0.05	7	378	10	1.01	5	53	0.12	62	10	138	30
JM DH-02-05	464	465	200885 EXT		0.413	2.3	4.94	6	300	1.1	2	1.84	0.6	8	6	4080	3.71	1.34	0.84	429	517	0.06	4	420	5	2.65	5	154	0.1	55	10	106	40
JM DH-02-05	465	466	200886 EXT		0.3	1.3	4.91	5	350	1.4	2	2.12	1.2	10	9	6240	3.53	1.18	0.86	737	27	0.71	5	640	14	2.83	5	234	0.13	54	10	164	30
JM DH-02-05	466	467	200887 EXT		0.237	1	4.77	8	440	1.4	2	2.08	1.4	5	38	5450	3.15	1.5	0.6	681	71	2.23	15	630	15	2.28	5	211	0.14	48	10	211	20
JM DH-02-05	467	468	200888 EXT		0.237	0.7	4.81	6	480	1.4	2	2.78	0.8	6	7	3620	2.83	1.28	0.86	428	28	2.58	3	880	18	2.88	5	122	0.13	47	10	134	20
JM DH-02-05	468	469	200889 EXT		0.178	0.5	7.42	8	650	1.8	2	0.88	0.5	7	4	2940	3.26	1.08	0.88	383	44	1.62	7	880	4	1.36	5	198	0.1	91	10	130	10
JM DH-02-05	469	470	200890 EXT		0.204	0.8	7.84	48	320	1.7	2	0.38	1.8	6	5	2140	3.81	0.82	0.6	238	136	1.48	7	640	35	2.08	5	138	0.11	34	10	385	140
JM DH-02-05	470	471	200891 EXT		0.304	0.6	6.07	80	220	2	2	0.72	1	7	5	2530	3.81	1.3	0.42	138	212	0.58	6	720	18	4.12	5	188	0.1	48	10	81	90
JM DH-02-05	471	472	200892 EXT		0.182	0.5	7.27	13	450	1.6	2	0.88	0.6	7	7	1878	3.68	0.88	0.83	278	58	1.86	4	660	7	2.03	5	146	0.1	41	10	106	30
JM DH-02-05	472	473	200893 EXT		0.081	0.6	7.78	688	190	1.3	2	0.48	1.1	8	4	2800	3.26	1.83	0.32	115	38	0.3	8	620	25	3.72	5	145	0.1	47	10	134	110
JM DH-02-05	473	474	200894 EXT		0.138	1.8	8.08	656	190	1.3	2	0.7	2.4	6	5	3080	3.12	1.54	0.28	93	100	0.35	8	710	88	4.2	36	603	0.13	48	10	446	370
JM DH-02-05	474	475	200895 EXT		0.214	0.5	7.56	84	240	1.8	2	0.88	0.8	10	6	2378	4	1.27	0.6	222	44	0.7	3	678	12	3.77	5	136	0.08	48	10	80	80
JM DH-02-05	475	476	200896 EXT		0.248	0.6	6.87	12	430	1.5	2	2.74	0.8	6	3	3048	3.27	0.88	0.87	601	63	2.84	4	738	12	2.88	5	287	0.14	47	10	101	30
JM DH-02-05	476	477	200897 EXT		0.17	0.6	7.06	7	418	1.3	3	2.78	0.9	6	5	1875	3.84	1.06	0.7	471	38	2.47	3	738	6	2.01	5	323	0.15	47	10	72	50
JM DH-02-05	477	478	200898 EXT		0.241	0.5	7.4	11	530	1.9	2	2.08	0.5	5	7	2790	3.53	0.82	0.91	646	38	3.18	3	780	9	1.67	5	318	0.18	58	10	83	30
JM DH-02-05	478	479	200899 EXT		0.32	0.5	7.86	6	440	1.8	2	1.8	0.5	5	7	3730	3.31	0.83	1.08	430	34	2.23	5	680	4	2.31	5	283	0.12	53	10	74	30
JM DH-02-05	479	480	201000 EXT		0.231	0.7	4.86	38	230	1	2	0.88	0.8	3	8	1820	2.23	0.82	0.27	112	44	0.57	6	900	15	2.9	5	141	0.07	31	10	80	130
JM DH-02-05	480	481	201001 EXT		0.21	0.6	7.83	44	270	1.4	2	1.22	1.2	8	7	2880	3.6	1.86	0.45	176	79	1.12	4	730	57	4.88	6	240	0.11	61	10	186	130
JM DH-02-05	481	482	201002 EXT		0.527	1.3	8.41	120	190	1.8	4	1.98	1.8	10	10	4070	5.28	1.74	0.78	284	34	0.28	6	770	38	4.17	5	167	0.11	80	10	348	170
JM DH-02-05	482	483	201003 EXT		0.333	1.3	7.11	9	200	1.7	2	1.4	0.8	5	8	3420	3.98	1.58	0.8	274	184	0.82	4	800	18	4.34	5	121	0.13	58	10	48	90
JM DH-02-05	483	484	201004 EXT		0.188	0.5	7.27	12	180	1.9	2	2.52	0.5	5	7	2740	3.34	2.03	0.88	252	22	1.4	4	700	14	4.3	5	280	0.14	58	10	42	20
JM DH-02-05	484	485	201005 EXT		0.134	0.5	7.63	5	480	1.4	3	1.85	0.5	5	7	2008	3.23	1.34	1	380	128	2.52	7	838	11	2.27	5	258	0.13	51	10	48	10
JM DH-02-05	485	486	201006 EXT		0.143	0.5	7.67	7	510	1.3	2	1.1	1.1	8	10	1880	3.38	0.88	1	778	251	3.56	4	480	21	0.87	5	288	0.18	58	10	67	10
JM DH-02-05	486	487	201007 EXT		0.15	0.6	7.88	5	618	1.5	2	0.88	0.6	8	5	2380	3.12	0.83	0.93	634	36	2.32	6	740	12	1.21	5	182	0.18	61	10	118	20
JM DH-02-05	487	488	201008 EXT		0.103	0.7	7.44	6	550	1.4	7	0.67	0.7	8	7	1320	3.28	1.28	1.13	775	37	2.35	3	710	24	0.83	8	224	0.17	62	10	67	10
JM DH-02-05	488	489	201009 EXT		0.128	0.6	7.92	16	650	1.4	6	0.88	0.6	4	5	1885	3.45	1.84	0.88	546	53	2.35	3	780	12	1.58	10	188	0.13	63	10	63	20
JM DH-02-05	489	490	201010 EXT		0.108	0.7	7.88	4	410	1.4	6	0.86	0.8	4	8	1518	3.38	1.5	1.12	581	17	3	4	818	12	0.84	11	228	0.14	67	10	73	10
JM DH-02-05	490	491	201011 EXT		0.083	0.9	7.81	14	680	1.5	7	0.6	0.7	7	6	1720	2.64	1.98	0.97	531	28	1.97	6	778	4	1.3	5	175	0.12	58	10	68	10
JM DH-02-05	491	492	201012 EXT		0.144	1	7.38	18	540	1.5	7	1	0.9	5	8	1430	2.98	1.5	0.82	565	38	2.84	7	780	12	1.67	5	171	0.13	57	10	63	20
JM DH-02-05	492	493	201013 EXT		0.154	1.8	7.14	6	640	1.7	5	0.8	0.7	5	3	2808	2.83	1.14	0.84	718	47	1.12	5	620	4	0.98	4	87	0.15	57	10	68	10
JM DH-02-05	493	494	201014 EXT		0.088	1.1	7.53	6	580	2.2	5	1.2	0.8	6	4	2380	2.83	2	0.87	607	43	0.18	8	630	2	1.28	5	24	0.08	61	10	68	40
JM DH-02-05	494	495	201015 EXT		0.083	1	7.58	9	370	1.8	6	0.66	0.7	6	3	1845	2.88	1.5	0.85	587	48	1.4	3	580	2	1.07	5	120	0.12	58	10	68	20
JM DH-02-05	495	496	201016 EXT		0.048	0.6	7.88	8	810	1.4	5	0.75	0.8	4	4	958	3.07	1.04	0.88	487	54	2.18	4	780	2	0.8	5	213	0.12	58	10	100	10
JM DH-02-05	496	497	201017 EXT		0.048	1.1	6.18	7	730	1.6	5	1.42	0.7	6	3	2150	2.8	1.64	1.27	1130	18	0.68	5	810	7	1.88	6	101	0.12	65	10	108	20
JM DH-02-05	497	498	201018 EXT		0.08	0.7	7.8	7	640	1.4	5	1.25	0.6	3	4	1275	2.71	1.48	1.08	427	7	1.58	5	730	10	1.32	7	170	0.1	54	10	116	10
JM DH-02-05	498	499	201019 EXT		0.088	0.8	7.32	8	428	1.4	5	2.55	1.1	4	4	1246	2.72	1.34	0.8	470	7	2.3	3	740	3	2.57	4	303	0.12	55	10	98	10
JM DH-02-05	499	500	201020 EXT		0.073	0.7	7.48	5	418	1.8	3	1.72	0.7	3	5	1845	3.11	1.47	0.86	442	5	2.3	2	718	2	1.45	5	252	0.08	57	10	54	10
JM DH-02-05	500	501.2	201021 EXT		0.031	0.7	7.08	185	418	1.3	5	2.02	0.5	3	4	1105	3.01	1.48	0.81	403	47	1.07	2	680	23	2.74	14	470	0.1	54	10	48	20
JM DH-03-05	0	1	201022 EXT		0.38	1.4	7.38	16	320	0.7	2	0.18	5.4	1	18	341	4.88	1.62	0.34	33	88	0.14	1	1240	55	0.35	5	167	0.22	128	10	28	30
JM DH-03-05	1	2	201023 EXT		0.379	1.1	6.14	13	340	0.7	2	0.18	5.1	1	23	272	4.48	1.81	0.17	35	67	0.14	3	1140	47	0.27	5	148	0.27	148	10	19	20
JM DH-03-05	2	3	201024 EXT		0.384	0.7	6.07	12	380	0.7	3	0.12	4.8	1	19	164	4.4	1.82	0.18	42	74	0.18	1	770	42	0.3	5	107	0.28	148	10	17	10
JM DH-03-05	3	4	201025 EXT		0.282	1	4.67	11	400	0.8	2	0.1	3.3	1	22	118	2.88	1.84	0.2	29	11	0.14	1	880	54	0.21	5	88	0.25	162	10	17	10
JM DH-03-05	4	5	201026 EXT		0.457	0.9	7.29	12	410	0.8	2	0.1	4.8	1	16	282	4.27	1.46	0.21	35	42	0.12	1	900	38	0.34	5	88	0.18	108	10	27	10
JM DH-03-05	5	6	201027 EXT		0.907	1.4	4.38	10	380	0.8	3	0.15	4.2	1	17	216	3.67	1.64	0.23	35	43	0.13	1	1380	58	0.28	5	154	0.31	138	10	27	10
JM DH-03-05	6	7	201028 EXT		0.962	1	4.16	8	470	0.8	2	0.87	2.8	1	12	122	2.48	1.38	0.14	33	30	0.09	1	680	42	0.2	5	112	0.13	33	10	14	10
JM DH-03-05	7	8	201029 EXT		0.538	1	4.83	11	430	0.8	2	0.07	4	1	22	97	3.48	1.42	0.13	34	38	0.1	2	640	45	0.44	5	124	0.27	71	10	15	20
JM DH-03-05	8	9	201030 EXT		0.414	0.6	7.27	8	440	0.8	3	0.08	1.8	1	12	27	1.81	1.52	0.15	28	23	0.11	1	780	57	0.40	5	108	0.22	94	10	12	10



ROCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-05	9	10	201031	EXT	0.388	1	6.68	12	418	0.7	2	0.08	4	1	12	184	3.52	1.74	0.15	28	33	0.1	2	640	98	0.78	5	144	0.09	82	10	13	10
JM DH-03-05	10	11	201032	EXT	0.541	0.8	7.58	15	418	0.7	2	0.1	6.4	1	25	272	5.67	1.65	0.21	28	57	0.11	1	610	56	0.5	5	188	0.22	134	10	20	20
JM DH-03-05	11	12	201033	EXT	0.423	0.6	7.57	10	430	0.7	3	0.06	8.2	1	19	217	5.72	1.6	0.08	52	23	0.08	3	740	24	0.26	5	184	0.28	118	10	58	20
JM DH-03-05	12	13	201034	EXT	0.655	1	6.45	8	480	0.5	2	0.05	2.4	1	11	85	2.24	1.58	0.16	31	13	0.08	1	440	24	0.52	5	108	0.11	85	10	12	10
JM DH-03-05	13	14	201035	EXT	0.623	1.1	5.77	8	430	0.6	2	0.05	3	1	18	47	2.41	1.56	0.13	34	38	0.07	4	650	44	0.63	5	154	0.07	81	10	14	20
JM DH-03-05	14	15	201036	EXT	0.536	1.2	5.8	15	480	0.5	2	0.06	2.4	1	12	45	2.17	1.48	0.12	33	34	0.07	1	580	32	0.58	5	148	0.12	40	10	14	20
JM DH-03-05	15	16	201037	EXT	0.474	1	7.04	13	950	0.7	2	0.08	3.2	1	13	41	2.91	2.14	0.15	35	57	0.08	2	700	51	0.82	5	203	0.1	63	10	18	10
JM DH-03-05	16	17	201038	EXT	0.564	0.8	6.07	13	450	0.8	2	0.06	2.5	1	13	48	2.15	1.58	0.13	34	58	0.07	1	540	31	0.5	5	219	0.12	81	10	13	10
JM DH-03-05	17	18	201039	EXT	0.458	1.2	6.54	25	440	0.8	2	0.07	3.8	1	18	73	3.3	1.48	0.12	38	48	0.08	4	780	43	0.84	5	289	0.15	68	10	13	10
JM DH-03-05	18	19	201040	EXT	0.464	0.5	7.17	8	480	0.8	2	0.08	4	1	13	30	3.85	1.62	0.13	35	30	0.09	1	670	57	0.61	5	280	0.21	67	10	12	10
JM DH-03-05	19	20	201041	EXT	0.473	0.8	7.28	11	480	0.8	2	0.08	3.2	1	19	50	3.04	1.52	0.12	29	48	0.1	3	970	83	0.91	5	351	0.21	86	10	10	10
JM DH-03-05	20	21	201042	EXT	0.56	0.5	7.73	10	380	0.7	2	0.09	2.8	1	19	84	2.31	1.62	0.14	31	56	0.1	1	1040	63	0.64	5	514	0.28	110	10	11	10
JM DH-03-05	21	22	201043	EXT	0.551	0.7	7.84	17	410	1	2	0.1	2.9	1	22	33	2.56	1.68	0.14	28	40	0.11	1	1340	61	0.85	5	800	0.32	118	10	11	10
JM DH-03-05	22	23	201044	EXT	0.658	1	7.88	17	330	0.8	2	0.09	7.9	1	17	47	2.51	1.68	0.13	34	56	0.11	1	890	42	0.82	5	482	0.32	103	10	11	10
JM DH-03-05	23	24	201045	EXT	0.571	0.7	6.14	20	380	1	2	0.1	3.5	1	22	46	2.48	1.75	0.14	28	66	0.12	1	1200	44	0.51	5	763	0.35	137	10	11	10
JM DH-03-05	24	25	201046	EXT	0.493	0.6	7.22	8	318	0.7	2	0.08	3	1	17	34	2.58	1.68	0.13	32	32	0.1	1	880	33	0.43	5	481	0.27	114	10	11	10
JM DH-03-05	25	26	201047	EXT	0.481	0.8	7.86	15	378	0.8	2	0.06	4.4	1	20	381	3.88	1.74	0.34	33	47	0.11	3	1040	41	0.43	5	488	0.38	140	10	28	10
JM DH-03-05	26	27	201048	EXT	0.91	0.5	7.88	8	318	0.8	2	0.07	5	1	13	738	4.37	1.56	0.51	48	55	0.08	4	730	38	0.37	5	302	0.19	68	10	41	10
JM DH-03-05	27	28	201049	EXT	0.738	1	6.15	8	318	0.5	2	0.03	3.2	6	10	1080	2.48	1.98	0.12	29	26	0.09	3	370	38	2.13	5	118	0.11	40	10	12	20
JM DH-03-05	28	29	201050	EXT	0.653	0.8	7.28	8	950	0.8	2	0.07	3.8	1	17	1250	3.41	1.38	0.12	33	54	0.1	2	640	44	1.02	5	347	0.23	91	10	10	10
JM DH-03-05	29	30	201051	EXT	0.558	1	6.84	7	480	0.5	2	0.04	2.3	3	18	418	2	1.61	0.11	29	49	0.08	2	490	47	1.27	5	125	0.11	41	10	9	10
JM DH-03-05	30	31	201052	EXT	0.355	1.5	5.24	12	200	0.5	2	0.02	2.5	3	8	1895	2.8	1.62	0.06	40	436	0.07	3	290	37	3.6	5	82	0.05	25	10	11	20
JM DH-03-05	31	32	201053	EXT	0.418	1.2	6.01	20	308	0.5	2	0.04	2.7	3	13	1450	2.58	2.02	0.07	37	34	0.09	5	470	73	2.16	5	64	0.05	24	10	10	10
JM DH-03-05	32	33	201054	EXT	0.528	1.5	6.16	9	880	0.5	2	0.04	1.6	1	10	140	1.58	1.78	0.08	41	38	0.08	1	480	81	1.08	5	106	0.08	23	10	9	10
JM DH-03-05	33	34	201055	EXT	0.415	2.2	4.89	61	440	0.5	2	0.04	3.5	2	12	78	3.12	1.74	0.04	33	58	0.11	3	550	110	1.17	5	117	0.05	27	10	9	10
JM DH-03-05	34	35	201056	EXT	0.381	1.4	5.01	10	380	0.5	2	0.02	2.7	3	7	386	2.42	2.03	0.08	45	31	0.07	2	300	46	2.32	5	97	0.06	24	10	13	10
JM DH-03-05	35	36	201057	EXT	0.626	1.8	4.88	10	380	0.5	2	0.02	1.5	1	17	208	1.2	1.64	0.04	34	18	0.06	5	400	86	0.82	5	78	0.05	23	10	10	10
JM DH-03-05	36	37	201058	EXT	0.492	0.7	6.02	14	630	0.5	3	0.04	2	4	8	491	1.81	1.64	0.04	47	37	0.07	1	640	127	1.2	5	174	0.06	25	10	9	10
JM DH-03-05	37	38	201059	EXT	0.568	1	5.19	8	430	0.5	2	0.03	1.8	3	14	435	1.8	1.72	0.04	31	87	0.06	3	800	146	1.03	5	144	0.08	27	10	10	10
JM DH-03-05	38	39	201060	EXT	0.839	1.3	5.14	12	550	0.5	2	0.03	1.6	1	8	1540	1.58	3	0.08	43	34	0.09	3	440	119	1.28	5	161	0.06	27	10	11	20
JM DH-03-05	39	40	201061	EXT	0.821	1.5	4.89	22	140	0.5	4	0.02	3.9	9	13	3830	3.52	1.94	0.08	34	15	0.09	5	340	98	4.22	5	101	0.05	22	10	15	30
JM DH-03-05	40	41	201062	EXT	0.475	0.7	5.76	16	150	0.5	2	0.03	3.6	7	8	1986	3.38	1.82	0.07	38	27	0.1	3	510	75	4.08	5	154	0.07	34	10	9	20
JM DH-03-05	41	42	201063	EXT	0.454	0.5	5.86	9	440	0.5	2	0.05	2.1	6	10	90	1.86	2.11	0.08	27	17	0.08	4	440	70	1.31	5	102	0.08	24	10	10	18
JM DH-03-05	42	43	201064	EXT	0.568	1	6.14	15	420	0.5	2	0.08	2.3	4	6	1800	2.1	2.1	0.12	38	28	0.06	4	380	48	1.64	5	74	0.08	24	10	18	18
JM DH-03-05	43	44	201065	EXT	0.688	0.6	5.99	7	250	0.5	2	0.03	3.6	3	6	8140	3.44	2.02	0.11	27	28	0.06	5	380	53	3.54	5	40	0.08	27	10	10	30
JM DH-03-05	44	45	201066	EXT	0.584	0.7	5.81	5	300	0.5	2	0.03	5	4	9	3710	2.62	2.06	0.08	41	63	0.05	2	330	58	2.77	5	71	0.07	28	10	14	20
JM DH-03-05	45	46	201067	EXT	0.767	1.2	5.77	9	180	0.5	4	0.03	4.1	3	6	7820	3.08	2.06	0.11	33	31	0.05	4	340	48	3.7	5	58	0.09	22	10	16	30
JM DH-03-05	46	47	201068	EXT	0.81	1.5	6.09	8	130	0.5	2	0.02	4.9	8	3	8080	4.24	2.11	0.12	41	37	0.07	4	320	54	4.98	5	83	0.07	22	10	13	30
JM DH-03-05	47	48	201069	EXT	0.786	1.7	6.08	12	180	0.5	2	0.02	4.7	6	7	7080	4.16	2.1	0.11	33	23	0.06	6	270	48	4.37	5	57	0.09	21	10	13	30
JM DH-03-05	48	49	201070	EXT	0.811	1.1	6.84	30	330	0.5	2	0.03	4.4	7	4	6700	3.64	2.26	0.12	41	42	0.07	7	378	58	2.68	5	68	0.1	27	10	13	30
JM DH-03-05	49	50	201071	EXT	0.885	1.3	5.84	15	300	0.5	6	0.02	5.7	7	9	8080	4.67	2.84	0.1	31	26	0.06	8	320	46	5.57	5	47	0.08	31	10	12	40
JM DH-03-05	50	51	201072	EXT	0.689	1.4	6.1	16	100	0.5	5	0.02	5.4	7	3	7280	4.84	2	0.11	40	67	0.1	4	280	60	5.53	5	53	0.08	34	10	8	40
JM DH-03-05	51	52	201073	EXT	0.701	1.3	5.41	14	150	0.5	2	0.02	4.7	4	4	6288	4.21	1.66	0.08	30	31	0.07	5	270	58	4.98	5	44	0.08	30	10	11	30
JM DH-03-05	52	53	201074	EXT	0.711	1.3	5.64	25	170	0.5	2	0.02	5.2	8	8	6010	4.58	2.08	0.1	43	38	0.08	4	250	40	4.85	5	38	0.08	23	10	12	20
JM DH-03-05	53	54	201075	EXT	0.81	1.1	5.98	21	240	0.5	5	0.02	3.5	3	7	4830	3.15	2.06	0.12	27	43	0.08	5	280	38	1.82	5	34	0.1	22	10	18	10
JM DH-03-05	54	55	201076	EXT	0.645	0.7	6.64	12	230	0.5	2	0.03	2.3	3	4	1786	2.18	2.09	0.12	38	19	0.06	1	330	50	1.08	5	82	0.08	25	10	15	10
JM DH-03-05	55	56	201077	EXT	0.674	0.6	6.08	13	240	0.5	2	0.02	2.1	3	8	1190	1.72	2.06	0.12	27	11	0.08	2	300	62	1.06	5	54	0.08	18	10	17	10
JM DH-03-05	56	57	201078	EXT	0.707	0.7	6.82	14	148	0.5	2	0.02	2.8	2	4	1108	2.41	2.11	0.11	37	18	0.05	1	270	51	1.48	5	48	0.07	18	10	15	10
JM DH-03-05	57	58	201079	EXT	0.487	0.5	5.91	21	248	0.5	2	0.03	2.1	3	8	538	1.64	2.87	0.08	29	19	0.08	3	440	91	1.2	5	66	0.08	27	10	11	10
JM DH-03-05	58	59	201080	EXT	0.358	0.5	6.81	28	340	0.5	2	0.04	2.3	2	13	182	2.07	2.13	0.11	35	8	0.07	1	400	75	0.24	5	87	0.12	38	10	17	10
JM DH-03-05	59	60	201081	EXT	0.507	0.5	5.93	18	340	0.5	3	0.02	1.8	2	7	3618	1.72	2	0.12	27	28	0.06	3	280	48	1.9	5	88	0.08	24	10	16	10
JM DH-03-05	60	61	201082	EXT	0.556	0.5	5.06	14	280	0.5	2	0.02	2.6	2	3	2010	2.56	2.08	0.1	38	16	0.08	1	330	62	2.01	5	48	0.08	22	10	18	10
JM DH-03-05	61	62	201083	EXT	0.537	0.7	5.8	22	280	0.5	2	0.02	2.5	2	8	2800	2.38	2.01	0.11	33	17	0.07	8	390	88	1.73	5	67	0.06	21	10	20	10
JM DH-03-05	62	63	201084	EXT	0.598	0.8	5.68	10	250	0.5	2	0.01	2.8	3	2	7700	2.57	2.04	0.13	44	13	0.05	2	250	46	2.34	5	38	0.07	16	10	[illegible]	20
JM DH-03-05	63	64	201085	EXT	0.494	0.8	5.38	8	270	0.5	4	0.03	2.6	3	7	5308	2.52	1.67	0.11	31	24	0.08	7	380	56	2.05	5	18	0.06	23	10	14	10
JM DH-03-05	64	65	201086	EXT	0.588	0.8	6.28	18	408	0.5	2	0.05	8.6	10	15	5720	3.28	2.08	0.12	37	29	0.07	8	450	36	2.8	5	102	0.08	48	10	11	10
JM DH-03-05	65	66	201087	EXT	0.481	0.6	6.46	18	380	0.5	2	0.05	4.2	7	14	9830	3.58	2.17	0.13	29	40	0.08	8	940	53	3.1	5	118	0.11	47	10	14	20
JM DH-03-05	66	67	201088	EXT	0.583	0.7	7.91	14	418	0.5	2	0.05	3.1	7	12	6800	2.54	2.17	0.14	41	78	0.09	4	630	88	1.65	5	178	0.13	62	10	17	20
JM DH-03-05	67	68	201089	EXT	0.228	0.5	6.3	15	380	0.5	2	0.06	5.7	1	18	817	5.2	2.18	0.1	43	51	0.67	1	780	58	0.44	5	192	0.08	98	10	17	10
JM DH-03-05	68	69	201090	EXT	0.341	0.8	5.85	32	258	0.5	2	0.02	3.3	6	8	6430	2.78	2.07	0.13	34	38	0.08	2	280	48	2.42	5	45	0.08	18	10	18	20
JM DH-03-05	69	70	201091	EXT	0.562	0.8	6.83	25	278	0.5	2	0.03	4.6	6	2	5730	3.85	2.16	0.16	51	28	0.07	3	420	68	3.81	5	94	0.08	31	10	17	20
JM DH-03-05	70	71	201092	EXT	0.654	0.6	5.86	12	270	0.5	2	0.04	4	6	6	7270	3.54	2.23	0.13	31	34	0.07	4	480	88	3.88	5	78	0.08	24	10	16	40
JM DH-03-05	71	72	201093	EXT	0.588	1	5.48	37	200	0.5	2	0.03	4.2	10	5	5600	3.08	2.06	0.12	48	86	0.07	5	370	62	4.06	5	88	0.07	24	10	20	30
JM DH-03-05	72	73	201094	EXT	0.581	1	5.98	14	190	0.5	2	0.02	3.6	7	7	5348	3.38	1.95	0.12	38	68	0.07	3	280	63	3.7	5	98	0.07	25	10	13	30
JM DH-03-05	73	74	201095	EXT	0.655	1	5.06	34	180	0.5	3	0.03	3.4	5	6	5300	3.08	1.96	0.1	52	38	0.07	3	340	58	3.37	5	67	0.08	27	10	12	80
JM DH-03-05	74	75	201096	EXT	0.347	0.5	5.57	8	208	0.5	2	0.05	3	3	8	3670	2.75	2.18	0.12	22	17	0.1	4	580	75	2.21	5	177	0.1	41	10	14	10
JM DH-03-05	75	76	201097	EXT	0.536	0.8	5.41	7	178	0.5	2	0.03	4.7	4	12	4800	4.04	2.83	0.1	111	28	0.11	7	400	68	2.74	5	87	0.08	30	10	28	20
JM DH-03-05	76	77	201098	EXT	0.683	0.7	4.22	5	188	0.5	3	0.03	2.8	5	10	4640	2.88	2.2	0.12	32	33	0.1	4	380	85	2.73	5	74	0.08	30	10	14	20
JM DH-03-05	77	78	201099	EXT	0.443	1	5.83	14	180	0.5	3	0.03	4	4	5	7200	3.05	1.87	0.1	58	18	0.1	3	340	54	4.05	5	74	0.08	23	10	15	30
JM DH-03-05	78	79	201100	EXT	0.404	0.8	5.21	14	190	0.5	2	0.03	4.1	5	10	4290	3.64	2.01	0.12	42	17	0.08	8	310	44	4.12	5	83	0.08	34	10	18	30
JM DH-03-05	79	80	201101	EXT	0.389	1	5.95	12	200	0.5	2	0.02	3.7	4	10	4310	3.23	2.01	0.12	57	98	0.12	4	300	44	3.93	5	74	0.07	28	10	17	30
JM DH-03-05	80	81	201102	EXT	0.314	1.1	6.1	56	210	0.5	2	0.03	4	4	8	7480	3.74	2.04	0.14	38	34	0.11	6	290	48	4.34	5	74	0.08	28	10	12	80
JM DH-03-05	81	82	201103	EXT	0.298	1.3	7.39	164	280	0.5	2	0.03	3.7	7	7	6790	3.81	2.87	0.14	48	90	0.12	8	380	58	3.42	5	177	0.11	32	10	13	80
JM DH-03-05	82	83	201104	EXT	0.325	1.3	7.78	548	258	0.5	4	0.04	4.8	4	9	7438	3.92	2.18	0.18	31	16	0.13	8	370	58	4.36	5	87	0.12	38	10	28	80
JM DH-03-05	83	84	201105	EXT	0.365	1.1	5.79	284	100	0.5	2	0.06	4.8	8	15	3110	4.18	1.78	0.08	53	23	0.1	4	580	68	4.78	5	225	0.12	74	10	23	40
JM DH-03-05	84	85	201106	EXT	0.304	1.2	8.52	478	138	0.5	2	0.1	5.3	12	27	5418	4.67	2.24	0.17	23	16	0.17	15	1070	70	5.38	5	362	0.15	138	10	14	30
JM DH-03-05	85	86	201107	EXT	0.198	0.8	7.28	353	138	0.5	2	0.04	4.7	4	9	4750	4.08	1.88	0.13	47	44	0.14	8	790	83	4.78	5	305	0.13	77	10	16	80
JM DH-03-05	86	87	201108	EXT	0.52	0.8	6.37	80	70	0.5	2	0.05	5.8	6	14	3220	5.11	2.02	0.12	32	48	0.12	7	880	48	5.83	5	179	0.15	73	10	16	10
JM DH-03-05	87	88	201109	EXT	0.272	1.2	7.88	250	118	0.5	3	0.06	4.3	6	20	8800	3.77	2.83	0.11	44	25	0.2	18	880	70	5.43	5	248	0.31	102	10	13	30
JM DH-03-05	88	89	201110	EXT	0.3	0.8	6.86	18	140	0.5	2	0.04	4.3	6	20	4880	3.78	2.18	0.14	32	25	0.11	8	480	71	4.28	5	154	0.17	78	10	18	10
JM DH-03-05	89	90	201111	EXT	0.301	0.6	7.41	38	148	0.5	3	0.05	4.5	3	18	6438	4.88	2.14	0.17	47	38	0.1	8	580	78	4.6	5	193	0.13	88	10	12	40
JM DH-03-05	90	91	201112	EXT	0.188	0.7	5.76	18	130	0.5	2	0.02	4.9	4	8	4790	4.37	2	0.12	34	23	0.11	5	370	48	6.36	5	175	0.07	48	10	15	20
JM DH-03-05	91	92	201113	EXT	0.18	0.6	5.86	38	138	0.5	2	0.03	4.4	13	6	4740	4.28	2.06	0.11	54	28	0.12	10	420	52	5.81	5	182	0.08	57	10	34	70
JM DH-03-05	92	93	201114	EXT	0.2	0.8	5.81	329	118	0.5	2	0.02	5.4	4	11	8010	4.91	2.13	0.19	35	28	0.1	8	378	48	5.63	5	141	0.08	44	10	20	50
JM DH-03-05	93	94	201115	EXT	0.106	0.6	8.02	129	130	0.5	2	0.08	5.2	10	8	2180	4.73	1.88	0.1	48	30	0.08	6	470	58	5.53	5	167	0.08	52	10	17	40
JM DH-03-05	94	95	201116	EXT	0.175	0.6	6.18	24	180	0.5	2	0.02	4.4	11	14	3140	4.5	2.18	0.12	37	35	0.09	10	370	44	4.64	5	158	0.08	57	10	22	80
JM DH-03-05	95	96	201117	EXT	0.318	0.8	6.32	16	120	0.5	2	0.04	4.6	7	8	5170	4.06	2.01	0.17	48	31	0.12	5	520	44	4.44	5	241	0.1	62	10	20	50
JM DH-03-05	96	97	201118	EXT	0.841	1.2	7.46	19	140	0.5	4	0.04	5	6	6	11300	4.43	2.28	0.18	35	38	0.14	6	880	43	4.98	5	288	0.18	67	10	14	40
JM DH-03-05	97	98	201119	EXT	0.451	1.4	6.79	24	128	0.5	4	0.04	4.5	7	16	7180	4.07	1.84	0.17	58	43	0.13	8	510	38	4.38	5	232	0.12	60	10	15	80
JM DH-03-05	98	99	201120	EXT	0.656	1.3	5.48	76	90	0.5	4	0.05	5.8	16	12	8138	5.15	1.88	0.14	44	34	0.11	8	510	30	5.88	5	210	0.11	61	10	16	70
JM DH-03-05	99	100	201121	EXT	0.706	1.6	5.84	23	88	0.5	4	0.05	4.8	13	10	7440	4.28	2.11	0.16	62	180	0.13	5	610	52	4.85	5	280	0.12	58	10	22	90
JM DH-03-05	100	101	201122	EXT	0.783	1	5.78	16	140	0.5	4	0.05	4.8	15	8	6218	4.3	1.85	0.15	48	41	0.15	8	790	50	5.05	5	436	0.11	60	10	24	30
JM DH-03-05	101	102	201123	EXT	0.715	1.2	6.3	8	370	0.8	2	0.05	7.5	3	6	6880	2.56	2.24	0.18	54	25	0.13	4	520	30	2.38	5	208	0.18	50	10	22	30
JM DH-03-05	102	103	201124	EXT	0.682	1.1	6.84	20	370	0.7	5	0.05	3.8	7	14	9860	3.18	2.19	0.18	41	42	0.12	7	560	44	3.1	5	229	0.22	67	10	24	40
JM DH-03-05	103	104	201125	EXT	0.443	1.2	5.71	104	118	0.8	2	0.05	5.8	16	8	4200	4.92	2.08	0.13	53	176	0.16	8	570	52	6.1	5	238	0.1	61	10	28	20
JM DH-03-05	104	105	201126	EXT	0.379	1.8	4.08	817	30	0.5	5	0.04	10.4	34	17	3720	9.48	1.08	0.04	48	907	0.19	12	478	64	10	5	308	0.04	38	10	31	40
JM DH-03-05	105	106	201127	EXT	0.328	1.8	4.73	278	40	0.5	4	0.04	8.5	34	13	4880	7.77	1.53	0.08	64	400	0.19	6	510	60	9.78	5	207	0.06	53	10	29	60
JM DH-03-05	106	107	201128	EXT	0.451	3.2	5.11	1780	60	0.5	4	0.05	7.5	34	14	5080	9.48	1.9	0.11	50	243	0.17	11	580	77	8.35	6	238	0.07	55	10	38	170
JM DH-03-05	107	108	201129	EXT	0.451	2.7	5.61	1086	80	0.5	3	0.05	6.5	5	5	9880	5.33	2.16	0.14	48	128	0.13	11	450	44	6.35	5	182	0.08	91	10	58	200
JM DH-03-05	108	109	201130	EXT	0.535	1.1	6.1	38	100	0.5	2	0.05	5.1	7	8	5750	4.64	2.07	0.16	47	22	0.1	6	410	52	5.23	5	288	0.08	64	10	27	50
JM DH-03-05	109	110	201131	EXT	0.724	1.3	6.41	20	100	0.5	2	0.06	5.2	14	6	6880	4.87	2.16	0.16	52	21	0.12	4	880	37	5.96	5	348	0.1	61	10	20	40
JM DH-03-05	110	111	201132	EXT	1.14	1.8	6.67	24	130	0.6	7	0.04	5.2	14	6	10700	4.73	2.18	0.16	46	22	0.08	5	840	28	4.81	5	388	0.12	58	10	18	80
JM DH-03-05	111	112	201133	EXT	0.898	1.8	6.47	32	80	0.5	4	0.04	5.6	11	8	6610	5.08	2.11	0.13	50	37	0.16	6	820	36	6.47	5	331	0.07	88	10	22	50
JM DH-03-05	112	113	201134	EXT	1.135	2.1	6.32	28	80	0.5	4	0.04	6.7	10	21	8570	5.86	2.11	0.11	38	12	0.2	28	640	51	6.22	5	388	0.07	72	10	18	40
JM DH-03-05	113	114	201135	EXT	0.424	0.8	5.77	14	150	0.5	2	0.04	4.5	16	7	4240	3.83	2.11	0.12	52	21	0.11	7	420	38	3.73	5	188	0.07	62	10	20	10
JM DH-03-05	114	115	201136	EXT	0.836	1	6.31	30	280	0.5	2	0.04	3.9	5	11	2080	2.84	1.86	0.13	52	14	0.16	7	530	88	2.52	6	216	0.08	74	10	18	10
JM DH-03-05	115	116	201137	EXT	0.488	0.8	7.29	21	218	0.5	4	0.03	4.3	11	4	6140	3.62	2.08	0.2	48	30	0.11	6	400	44	3.02	5	188	0.13	62	10	14	10
JM DH-03-05	116	117	201138	EXT	0.529	0.9	7.06	11	480	0.5	2	0.04	3.5	5	8	5290	2.98	1.98	0.21	35	17	0.1	8	640	40	1.74	5	258	0.15	48	10	21	20
JM DH-03-05	117	118	201139	EXT	0.48	0.8	6.14	5	190	0.5	5	0.04	4.4	6	6	5880	4.27	2.1	0.17	51	54	0.08	5	520	38	4.38	5	231	0.1	64	10	16	20
JM DH-03-05	118	119	201140	EXT	0.741	1.4	5.9	13	80	0.6	5	0.04	4.8	5	6	6880	4.37	2.08	0.13	38	16	0.14	8	550	47	5.5	5	270	0.06	73	10	14	20
JM DH-03-05	119	120	201141	EXT	0.954	1.3	6.27	18	200	0.5	4	0.05	3.8	7	4	7070	3.23	2.14	0.18	54	14	0.11	4	480	34	2.88	5	264	0.14	48	10	19	10
JM DH-03-05	120	121	201142	EXT	0.629	1.7	5.53	25	140	0.5	2	0.06	8.5	9	11	9880	4.03	2.2	0.17	34	7	0.08	6	540	22	4.28	5	288	0.08	81	10	14	80
JM DH-03-05	121	122	201143	EXT	0.858	2.2	5.39	24	118	0.5	2	0.05	8.5	10	8	5310	4.22	2.11	0.15	50	10	0.14	6	880	25	5.34	5	217	0.1	62	10	34	80
JM DH-03-05	122	123	201144	EXT	0.584	2.7	4.94	17	60	0.5	5	0.04	8.5	13	14	6140	4.78	1.61	0.11	48	16	0.16	17	480	45	4.38	5	148	0.08	51	10	22	30



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-05	237	238	201259	EXT	0.137	0.9	7.61	13	250	0.6	4	0.05	0.5	11	12	3310	4.54	2	0.24	31	5	0.14	7	540	38	4.45	5	383	0.12	57	10	17	70
JM DH-03-05	238	239	201260	EXT	0.138	0.6	6.54	57	120	0.8	4	0.06	0.6	22	8	3580	5.15	1.85	0.33	43	16	0.15	4	500	45	5.27	6	278	0.07	52	10	17	80
JM DH-03-05	239	240	201261	EXT	0.186	1.2	6.35	381	200	0.8	4	0.06	0.5	10	10	3330	3.83	1.60	0.2	38	20	0.11	10	540	51	3.62	7	244	0.08	48	10	24	40
JM DH-03-05	240	241	201262	EXT	0.239	1.4	6.41	27	140	0.5	3	0.05	0.7	8	7	4880	4.33	1.74	0.19	48	11	0.12	2	410	38	4.31	5	193	0.09	58	20	31	70
JM DH-03-05	241	242	201263	EXT	0.152	1	6.5	36	180	0.5	4	0.05	0.7	10	13	3830	4.06	1.81	0.21	35	35	0.14	5	350	31	3.43	5	148	0.08	54	10	19	50
JM DH-03-05	242	243	201264	EXT	0.447	1.5	7.2	14	340	0.6	3	0.08	0.7	11	12	3500	3.74	1.92	0.31	51	27	0.11	5	440	29	3.54	5	156	0.11	45	10	27	60
JM DH-03-05	243	244	201265	EXT	0.508	1.1	7.29	23	710	0.6	5	0.07	0.9	7	15	3380	3.84	1.90	0.29	35	13	0.13	5	340	27	3.48	6	188	0.11	52	10	24	50
JM DH-03-05	244	245	201266	EXT	0.178	0.8	7	58	230	0.6	4	0.05	0.4	6	9	2630	3.85	1.87	0.22	51	10	0.21	3	480	28	3.88	5	189	0.09	56	16	30	60
JM DH-03-05	245	246	201267	EXT	0.362	1.5	6.88	9	430	0.6	4	0.08	0.7	7	15	3790	3.61	1.99	0.24	40	14	0.17	7	570	33	3.13	5	258	0.13	51	16	18	40
JM DH-03-05	246	247	201268	EXT	0.402	1.2	6.65	12	470	1.1	4	0.06	0.9	8	14	3800	3.74	2.80	0.23	45	21	0.17	5	490	26	1.77	5	267	0.13	62	10	15	10
JM DH-03-05	247	248	201269	EXT	0.308	1.1	7.28	85	200	1.3	5	0.1	0.6	4	15	3100	4.82	1.94	0.21	32	44	0.18	3	1130	46	3.81	5	384	0.13	75	10	16	20
JM DH-03-05	248	249	201270	EXT	0.286	1.1	7.04	123	100	0.5	3	0.13	0.5	8	8	3400	5.58	1.86	0.21	46	24	0.18	2	1350	72	5.08	7	425	0.11	85	10	13	20
JM DH-03-05	249	250	201271	EXT	0.212	2.2	7.42	1280	140	0.6	6	0.11	0.6	18	15	4240	4.48	1.84	0.16	37	58	0.18	7	1100	130	4.91	32	473	0.1	67	10	75	10
JM DH-03-05	250	251	201272	EXT	0.146	1.6	7.36	1080	180	0.5	5	0.08	0.9	13	8	3200	4.57	1.9	0.19	37	15	0.17	4	780	83	4.77	30	318	0.12	58	10	18	20
JM DH-03-05	251	252	201273	EXT	0.164	1.3	7.18	1640	200	0.5	6	0.08	0.7	8	14	2950	4.08	1.83	0.21	32	14	0.14	8	530	37	4.08	24	188	0.12	58	10	27	20
JM DH-03-05	252	253	201274	EXT	0.164	1.4	6.67	1290	280	0.6	6	0.08	0.6	12	6	3830	3.43	1.86	0.24	43	23	0.12	1	800	48	3.38	15	180	0.1	57	10	30	10
JM DH-03-05	253	254	201275	EXT	0.188	1.6	6.02	898	360	0.6	7	0.05	0.7	18	8	3780	3.88	1.88	0.33	35	18	0.12	4	900	114	3.68	17	238	0.14	58	10	20	10
JM DH-03-05	254	255	201276	EXT	0.138	1.6	7.48	842	380	0.6	4	0.05	0.6	8	7	2880	2.83	2.07	0.21	41	15	0.15	4	530	60	2.65	18	208	0.08	63	10	16	10
JM DH-03-05	255	256	201277	EXT	0.121	1.7	7.72	810	150	0.6	4	0.08	0.6	8	8	2840	4.28	1.64	0.17	28	8	0.13	7	480	83	4.54	20	377	0.12	63	10	18	20
JM DH-03-05	256	257	201278	EXT	0.156	1.4	7.71	878	180	0.5	5	0.1	0.7	8	8	2080	3.95	1.66	0.18	35	5	0.14	3	920	40	4.21	14	213	0.11	57	10	15	30
JM DH-03-05	257	258	201279	EXT	0.158	1.4	6.88	965	120	0.5	4	0.06	0.7	10	8	2740	4.31	1.72	0.15	24	17	0.15	3	620	45	4.57	73	208	0.1	56	10	12	10
JM DH-03-05	258	259	201280	EXT	0.142	1.9	6.88	1235	150	0.6	4	0.07	0.7	7	3	3580	3.74	1.77	0.18	34	8	0.12	3	720	54	4.14	21	288	0.1	54	10	14	20
JM DH-03-05	259	260	201281	EXT	0.128	1.3	4.8	908	80	0.5	4	0.05	0.5	8	11	2740	2.56	0.88	0.03	28	17	0.08	4	530	77	3.01	17	234	0.07	38	10	8	20
JM DH-03-05	260	261	201282	EXT	0.248	1.2	3.88	1175	200	0.6	4	0.02	0.5	6	8	4570	3.33	1.81	0.06	57	24	0.06	2	300	37	3.31	14	125	0.04	18	10	11	10
JM DH-03-05	261	262	201283	EXT	0.198	1.2	5.44	958	330	0.6	3	0.03	0.5	5	12	2800	2.92	1.86	0.08	37	24	0.08	4	410	54	2.7	10	182	0.08	31	10	14	20
JM DH-03-05	262	263	201284	EXT	0.161	2.4	5.18	1285	140	0.5	4	0.03	0.5	18	8	4240	3.41	2.01	0.08	45	23	0.08	4	350	40	3.43	14	188	0.07	25	10	11	20
JM DH-03-05	263	264	201285	EXT	0.118	2.3	4.88	1050	240	0.5	4	0.03	0.6	8	12	2980	3.01	1.9	0.08	36	17	0.11	4	310	40	3.08	16	131	0.05	22	10	22	30
JM DH-03-05	264	265	201286	EXT	0.172	3.7	5.63	1080	110	0.5	7	0.04	0.7	18	4	6180	3.18	1.80	0.08	32	47	0.12	2	370	62	3.48	43	123	0.08	23	10	40	30
JM DH-03-05	265	266	201287	EXT	0.178	4.2	4.78	2320	170	0.5	3	0.03	0.6	8	6	7700	3.44	1.44	0.06	48	35	0.07	2	250	33	3.03	26	78	0.03	17	10	30	30
JM DH-03-05	266	267	201288	EXT	0.271	2.5	5.08	1795	140	0.5	4	0.02	0.9	8	14	7960	3.7	1.72	0.07	35	37	0.08	4	280	38	3.84	24	74	0.08	21	10	15	30
JM DH-03-05	267	268	201289	EXT	0.298	3.1	5.75	1445	180	0.5	5	0.03	0.6	7	8	9640	3.87	1.81	0.17	40	43	0.1	4	270	38	3.79	15	82	0.08	30	10	10	10
JM DH-03-05	268	269	201290	EXT	0.208	3.1	5.38	1230	180	0.5	3	0.04	0.5	10	13	5020	3.7	1.91	0.08	31	31	0.11	5	470	65	3.08	17	114	0.05	24	10	8	30
JM DH-03-05	269	270	201291	EXT	0.145	3.6	5.2	1075	280	0.5	2	0.03	0.7	7	13	3640	2.7	1.77	0.1	48	28	0.08	5	380	45	2.63	13	106	0.08	23	10	17	10
JM DH-03-05	270	271	201292	EXT	0.178	2	5.78	1175	280	0.5	5	0.04	0.6	7	15	4080	3.03	1.97	0.11	31	67	0.08	6	380	40	2.83	9	171	0.08	20	10	18	10
JM DH-03-05	271	272	201293	EXT	0.123	0.7	5.5	822	310	0.5	4	0.04	0.5	4	8	3210	2.94	1.88	0.08	47	43	0.08	2	450	46	2.47	11	152	0.08	21	10	11	10
JM DH-03-05	272	273	201294	EXT	0.141	5.8	5.5	2120	250	0.5	4	0.03	0.5	8	10	4240	2.74	1.88	0.1	33	36	0.08	6	380	34	2.79	28	187	0.08	21	10	17	10
JM DH-03-05	273	274	201295	EXT	0.182	3.6	5.74	1815	180	0.5	5	0.03	0.7	10	7	6520	3.28	1.98	0.11	38	67	0.08	3	330	31	3.47	30	115	0.04	22	10	15	10
JM DH-03-05	274	275	201296	EXT	0.187	1.6	5.18	1275	200	0.5	4	0.03	0.5	8	13	5850	3.27	1.88	0.12	36	35	0.08	5	380	33	3.18	54	112	0.08	18	10	15	30
JM DH-03-05	275	276	201297	EXT	0.198	0.8	5.5	332	340	0.5	2	0.02	0.5	8	5	4240	3.4	1.79	0.12	47	28	0.07	4	278	26	3.44	5	73	0.07	18	10	11	40
JM DH-03-05	276	277	201298	EXT	0.208	0.7	5.57	528	150	0.5	2	0.02	0.6	7	11	5670	3.77	1.88	0.13	38	23	0.07	6	290	27	3.88	5	77	0.07	20	10	15	40
JM DH-03-05	277	278	201299	EXT	0.201	8.1	4.57	1985	140	0.5	2	0.03	0.7	4	2	5370	2.84	1.63	0.08	57	40	0.09	5	380	28	3.2	21	98	0.05	23	10	18	10
JM DH-03-05	278	279	201300	EXT	0.222	5.1	4.84	1650	200	0.5	4	0.04	0.6	8	15	5450	2.82	1.78	0.08	38	40	0.1	8	380	31	3.01	30	103	0.08	23	10	18	10
JM DH-03-05	279	280	201301	EXT	0.209	1.5	5.81	1290	190	0.5	2	0.03	0.6	7	8	4240	3.44	1.48	0.13	56	51	0.1	6	310	28	3.08	22	98	0.07	25	10	24	30
JM DH-03-05	280	281	201302	EXT	0.178	0.8	5.81	401	200	0.6	2	0.08	0.8	8	27	1300	2.83	2.08	0.08	37	26	0.12	18	480	88	2.88	8	215	0.07	31	10	11	30
JM DH-03-05	281	282	201303	EXT	0.143	1	5.43	371	150	0.5	2	0.03	0.5	15	4	1085	4.03	1.94	0.08	47	43	0.08	8	400	98	4.27	5	119	0.08	28	10	8	20
JM DH-03-05	282	283	201304	EXT	0.284	0.8	5.18	251	190	0.6	2	0.08	0.5	19	80	2300	3.27	1.78	0.08	37	35	0.08	31	480	212	3.37	5	227	0.08	33	10	8	20
JM DH-03-05	283	284	201305	EXT	0.294	0.7	6.02	278	180	0.6	2	0.04	0.6	8	4	2080	3.38	1.47	0.08	48	36	0.1	3	580	184	3.53	5	182	0.05	32	10	8	20
JM DH-03-05	284	285	201306	EXT	0.32	1.2	5.85	535	170	0.5	2	0.03	0.6	6	38	4220	3.57	1.74	0.13	48	27	0.08	22	330	108	3.46	5	74	0.04	28	10	18	30
JM DH-03-05	285	286	201307	EXT	0.337	1	4.85	480	150	0.5	3	0.02	1.4	6	18	5038	3.15	1.78	0.07	40	41	0.06	4	280	48	3.34	8	47	0.06	25	10	18	30
JM DH-03-05	286	287	201308	EXT	0.207	0.8	4.81	383	200	0.5	4	0.03	1.1	8	43	4808	3.16	1.86	0.08	42	34	0.1	28	440	63	3.46	5	82	0.04	31	10	13	30
JM DH-03-05	287	288	201309	EXT	0.209	1.1	4.56	388	140	0.5	3	0.04	0.6	10	4	5108	3.44	1.8	0.08	54	140	0.08	3	530	105	3.9	5	183	0.04	25	10	12	40
JM DH-03-05	288	289	201310	EXT	0.168	2.5	4.88	894	80	0.5	4	0.04	0.6	34	14	4800	3.21	1.37	0.04	28	37	0.38	15	540	67	5.48	8	238	0.06	27	10	8	30
JM DH-03-05	289	290	201311	EXT	0.16	4.5	5.77	1225	80	0.5	4	0.04	0.8	12	42	4488	2.78	1.8	0.08	50	38	0.41	38	440	45	4.87	23	158	0.07	30	10	8	30
JM DH-03-05	290	291	201312	EXT	0.156	0.8	6.06	1580	100	0.5	2	0.06	0.5	10	13	4380	2.8	1.87	0.08	25	32	0.21	8	640	51	4.76	40	178	0.05	28	10	8	20
JM DH-03-05	291	292	201313	EXT	0.147	7	5.88	1830	180	0.5	2	0.04	0.5	4	3	5400	3.33	1.84	0.13	43	30	0.11	3	480	42	3.65	33	81	0.06	23	10	8	20
JM DH-03-05	292	293	201314	EXT	0.134	7.4	6.06	1710	180	0.6	2	0.08	0.5	7	5	4800	2.78	1.63	0.11	25	102	0.12	5	810	50	3.35	28	134	0.07	23	10	8	20
JM DH-03-05	293	294	201315	EXT	0.208	4.7	5.75	1400	180	0.6	4	0.04	0.5	6	8	4010	3.17	1.48	0.12	42	51	0.12	4	900	54	3.61	24	178	0.07	23	10	10	10
JM DH-03-05	294	295	201316	EXT	0.295	7.8	5.38	2210	130	0.5	3	0.06	0.8	6	7	5818	3.34	1.75	0.08	28	80	0.14	6	880	48	4.36	48	247	0.05	26	10	10	18
JM DH-03-05	295	296	201317	EXT	0.228	7.8	5.46	1980	130	0.5	2	0.05	0.8	4	2	5670	3.38	1.72	0.11	44	48	0.08	3	950	44	3.77	32	108	0.06	25	10	12	18
JM DH-03-05	296	297	201318	EXT	0.208	4.8	5.43	1785	130	0.6	3	0.04	0.5	7	7	5880	3.44	1.88	0.11	32	67	0.08	9	490	38	3.75	18	198	0.07	17	10	12	30
JM DH-03-05	297	298	201319	EXT	0.248	5.1	5.84	1440	180	0.5	2	0.04	0.5	5	6	3880	3.52	1.68	0.1	45	48	0.1	7	610	71	3.88	11	145	0.07	23	10	9	10
JM DH-03-05	298	299	201320	EXT	0.177	5.1	5.73	1150	340	0.5	2	0.05	1	7	7	3440	2.6	1.83	0.12	26	31	0.1	4	510	47	2.95	11	167	0.07	18	10	11	10
JM DH-03-05	299	300	201321	EXT	0.187	6.3	6.11	1265	300	0.5	2	0.05	0.5	7	5	3330	2.87	1.85	0.12	83	56	0.11	3	540	45	3.18	18	145	0.07	21	10	13	10
JM DH-03-05	300	301	201322	EXT	0.16	4.5	5.28	1110	210	0.6	2	0.03	0.5	8	33	3530	3.12	1.81	0.11	35	83	0.1	20	370	41	3.38	20	118	0.07	22	10	14	10
JM DH-03-05	301	302	201323	EXT	0.167	5.3	5.71	1350	180	0.5	2	0.04	0.5	13	2	4000	3.43	1.82	0.12	46	24	0.09	4	480	52	3.08	16	134	0.06	20	10	18	10
JM DH-03-05	302	303	201324	EXT	0.168	3.3	5.18	802	170	0.5	2	0.03	0.5	8	8	2830	2.93	1.73	0.11	32	28	0.08	5	378	45	2.92	8	127	0.06	15	10	10	20
JM DH-03-05	303	304	201325	EXT	0.258	1.8	5.52	1110	180	0.6	2	0.03	0.5	7	11	5050	3.43	1.73	0.1	48	27	0.08	6	380	43	3.53	18	101	0.08	38	10	10	20
JM DH-03-05	304	305	201326	EXT	0.175	3.6	4.86	1570	200	0.6	3	0.03	0.5	6	7	5400	3.15	1.86	0.1	35	32	0.07	5	330	38	3.32	13	68	0.06	19	10	11	20
JM DH-03-05	305	306	201327	EXT	0.168	3.4	5.5	736	250	0.6	2	0.07	0.5	4	8	3950	2.88	1.88	0.08	54	27	0.12	3	800	79	2.88	8	287	0.07	50	10	12	18
JM DH-03-05	306	307	201328	EXT	0.22	1.5	5.57	880	180	0.6	2	0.03	0.5	5	17	5810	3.63	1.88	0.12	34	38	0.08	6	330	37	3.72	5	48	0.07	22	10	18	30
JM DH-03-05	307	308	201329	EXT	0.28	2	5.1	407	130	0.6	2	0.02	0.5	5	24	5820	4.07	1.91	0.1	57	48	0.07	18	300	38	4.11	5	98	0.08	21	10	13	30
JM DH-03-05	308	309	201330	EXT	0.183	1.8	4.8	880	170	0.6	2	0.04	0.5	7	8	5028	3.11	2.81	0.09	38	28	0.07	9	400	48	3.2	13	179	0.08	23	10	14	20
JM DH-03-05	309	310	201331	EXT	0.328	1.5	4.32	1110	130	0.5	2	0.04	0.5	8	5	5200	3.92	1.74	0.07	58	48	0.07	3	430	75	3.52	24	88	0.04	28	10	12	30
JM DH-03-05	310	311	201332	EXT	0.288	1.8	4.81	1285	200	0.5	3	0.04	0.6	15	8	4350	2.83	1.88	0.08	37	64	0.08	18	480	57	3.08	28	181	0.04	27	20	18	30
JM DH-03-05	311	312	201333	EXT	0.384	0.8	4.82	342	180	0.5	2	0.04	0.5	15	30	1885	3.95	1.83	0.08	58	43	0.08	18	580	57	3.08	7	144	0.08	45	10	18	20
JM DH-03-05	312	313	201334	EXT	0.262	0.6	4.96	230	150	0.6	2	0.04	0.5	7	17	872	3.79	1.85	0.06	35	26	0.08	6	510	75	3.81	6	135	0.08	33	10	18	40
JM DH-03-05	313	314	201335	EXT	0.28	0.6	4.82	108	210	0.5	3	0.02	0.7	4	3	6150	3.11	2.81	0.07	53	218	0.08	3	320	40	3.22	5	68	0.08	22	10	11	30
JM DH-03-05	314	315	201336	EXT	0.233	1.4	4.83	48	250	0.5	2	0.02	0.6	8	28	6280	2.8	1.63	0.08	37	188	0.08	18	380	38	2.83	5	58	0.06	21	10	13	30
JM DH-03-05	315	316	201337	EXT	0.178	0.6	5.18	155	180	0.5	2	0.03	0.5	12	8	2180	3.63	1.88	0.06	45	32	0.08	8	430	66	3.8	5	111	0.08	25	10	8	30
JM DH-03-05	316	317	201338	EXT	0.182	1.5	5.38	148	170	0.5	2	0.05	0.5	7	11	2800	3.47	1.94	0.08	28	30	0.12	7	540	61	3.87	5	181	0.05	32	10	8	30
JM DH-03-05	317	318	201339	EXT	0.208	0.4	5.37	100	320	0.5	2	0.04	0.7	8	8	3240	2.82	1.91	0.08	50	20	0.12	8	440	53	2.74	5	135	0.08	34	10	8	30
JM DH-03-05	318	319	201340	EXT	0.308	0.6	5.38	120	380	0.5	2	0.04	0.6	7	20	1750	2.53	1.92	0.11	32	14	0.11	8	330	48	2.56	5	111	0.08	35	10	8	20
JM DH-03-05	319	320	201341	EXT	0.282	1	4.88	125	240	0.5	3	0.03	0.6	7	8	2800	2.75	1.47	0.11	31	23	0.11	8	370	44	2.94	5	138	0.05	34	10	8	20
JM DH-03-05	320	321	201342	EXT	0.304	1.4	4.23	38	130	0.6	2	0.02	0.5	5	8	5880	3.27	1.8	0.08	40	26	0.15	8	280	33	4.11	5	122	0.03	20	10	11	30
JM DH-03-05	321	322	201343	EXT	0.27	0.6	4.88	17	280	0.5	2	0.08	0.6	8	38	1290	3.32	2.03	0.14	33	19	0.15	10	780	54	3.47	5	347	0.13	83	10	8	20
JM DH-03-05	322	323	201344	EXT	0.313	1.4	7.8	25	250	0.5	2	0.08	0.6	8	18	5380	3.72	1.98	0.17	40	28	0.15	7	780	45	3.87	5	237	0.13	65	10	8	40
JM DH-03-05	323	324	201345	EXT	0.205	2.3	6.58	177	140	0.5	2	0.07	0.6	8	28	5040	4.37	2.07	0.12	25	18	0.15	18	710	61	5.15	5	218	0.11	67	10	8	80
JM DH-03-05	324	325	201346	EXT	0.152	2.1	3	48	230	0.5	2	0.02	0.5	3	12	4360	2.81	1.24	0.08	48	11	0.1	4	240	38	2.95	5	78	0.04	24	10	13	40
JM DH-03-05	325	326	201347	EXT	0.114	2	4.48	53	200	0.5	2	0.04	0.5	4	14	3120	3.08	1.8	0.04	43	13	0.12	8	480	78	3.7	5	152	0.06	40	10	15	40
JM DH-03-05	326	327	201348	EXT	0.171	2.8	4.18	58	130	0.6	2	0.04	0.8	7	15	5870	3.95	1.65	0.06	48	28	0.1	13	610	48	4.82	5	148	0.05	47	10	14	80
JM DH-03-05	327	328	201349	EXT	0.257	1	6.48	50	210	0.5	2	0.06	0.5	10	16	3800	3.34	1.97	0.07	38	41	0.12	13	540	48	3.6	5	160	0.07	83	10	14	30
JM DH-03-05	328	329	201350	EXT	0.346	1	6.04	5	150	0.6	2	0.06	0.5	7	8	3880	3.71	1.83	0.1	53	25	0.13	8	540	61	3.62	5	173	0.06	54	10	9	20
JM DH-03-05	329	330	201351	EXT	0.386	0.8	6.21	14	170	0.6	2	0.05	0.5	6	14	3050	3.82	1.98	0.12	27	18	0.13	12	480	43	3.73	5	144	0.06	48	10	9	20
JM DH-03-05	330	331	201352	EXT	0.508	0.9	6.38	9	320	0.6	2	0.08	0.5	5	7	5440	3.82	1.87	0.13	48	14	0.15	5	470	40	2.8	5	153	0.08	48	10	6	10
JM DH-03-05	331	332	201353	EXT	0.429	0.7	6.41	56	180	0.5	2	0.06	0.5	6	7	3380	3.79	1.97	0.14	25	17	0.14	8	600	48	4	5	281	0.08	54	10	8	30
JM DH-03-05	332	333	201354	EXT	0.447	1	6.08	38	130	0.5	2	0.05	0.5	5	6	4420	4.15	2.02	0.11	46	25	0.14	4	580	58	4.4	5	231	0.08	96	10	11	20
JM DH-03-05	333	334	201355	EXT	0.338	0.7	5.41	16	160	0.5	2	0.04	0.5	8	10	3850	3.61	2.81	0.1	27	48	0.11	4	380	16	3.93	5	138	0.08	48	10	7	20
JM DH-03-05	334	335	201356	EXT	0.164	0.8	5.62	139	120	0.5	2	0.05	0.5	8	6	3310	4.18	1.83	0.08	56	37	0.13	8	540	30	4.81	5	210	0.07	91	10	8	30
JM DH-03-05	335	336	201357	EXT	0.242	2.1	5.9	28	200	0.5	2	0.08	0.5	8	11	2880	3.02	1.66	0.13	30	30	0.11	7	370	30	3.18	5	194	0.08	47	10	18	40
JM DH-03-05	336	337	201358	EXT	0.474	0.6	6.41	17	370	0.6	2	0.06	0.5	4	9	4450	2.98	2.80	0.15	58	38	0.12	6	580	37	2.67	6	164	0.1	47	10	8	20
JM DH-03-05	337	338	201359	EXT	0.372	0.7	4.58	14	340	0.5	2	0.06	1.2	4	5	3180	3.08	2.11	0.1	26	17	0.13	6	610	88	2.88	8	165	0.08	48	10	7	10
JM DH-03-05	338	339	201360	EXT	0.308	0.6	6.44	6	380	0.6	3	0.04	0.5	2	13	2450	2.86	2.04	0.11	48	15	0.12	6	400	54	2.63	5	111	0.08	48	10	8	10
JM DH-03-05	339	340	201361	EXT	0.247	0.6	5.73	27	180	0.5	3	0.04	0.5	6	10	2410	4.12	1.98	0.11	28	32	0.1	6	410	43	3.08	5	128	0.08	44	10	8	20
JM DH-03-05	340	341	201362	EXT	0.237	1.1	5.1	38	270	0.5	3	0.03	0.6	7	7	3500	3.17	2	0.06	58	25	0.08	7	450	42	3.06	5	66	0.07	47	10	10	20
JM DH-03-05	341	342	201363	EXT	0.218	1	5.47	291	170	0.5	2	0.04	0.5	8	12	2080	3.88	2.04	0.05	30	31	0.13	6	540	48	3.98	5	106	0.07	42	10	7	20
JM DH-03-05	342	343	201364	EXT	0.208	1.7	6.02	381	230	0.5	2	0.03	0.5	6	7	6150	3.26	2.08	0.1	53	44	0.12	5	320	25	3.28	5	75	0.08	48	10	8	30
JM DH-03-05	343	344	201365	EXT	0.273	1.2	6.52	348	180	0.6	2	0.05	0.6	8	11	3840	4.23	2.18	0.1	32	13	0.15	9	400	28	4.37	5	98	0.08	56	10	8	30
JM DH-03-05	344	345	201366	EXT	0.197	1.4	6.37	300	190	0.5	2	0.06	0.6	8	11	3850	3.75	2.02	0.13	54	24	0.18	9	470	36	3.78	5	131	0.08	48	10	9	20
JM DH-03-05	345	346	201367	EXT	0.262	1.5	6.40	474	200	0.5	2	0.06	0.5	8	8	3840	3.88	1.92	0.18	54	29	0.17	6	540	43	3.78	5	158	0.08	47	10	10	30
JM DH-03-05	346	347	201368	EXT	0.463	1.8	6.40	97	310	0.6	4	0.06	0.5	4	2	4780	3.73	1.98	0.2	58	27	0.15	5	610	44	3.31	5	195	0.11	43	10	11	20
JM DH-03-05	347	348	201369	EXT	0.404	1.7	6.06	21	310	0.5	3	0.05	0.6	4	3	5750	3.54	1.87	0.18	47	11	0.23	8	600	41	3.24	5	180	0.11	45	10	12	10
JM DH-03-05	348	349	201370	EXT	0.262	1.4	6.62	30	150	0.5	2	0.06	0.5	8	4	3880	4.75	1.98	0.15	47	26	0.18	8	480	36	4.82	5	144	0.08	48	10	7	20
JM DH-03-05	349	350	201371	EXT	0.174	1.5	6.71	306	210	0.5	2	0.06	0.5	6	6	2420	3.37	1.88	0.1	40	16	0.12	8	540	48	3.88	5	167	0.08	56	10	6	20
JM DH-03-05	350	351	201372	EXT	0.322	1.8	6.45	571	220	0.5	2	0.05	0.5	6	4	5260	3.73	2.08	0.16	88	22	0.16	8	410	37	3.72	8	113	0.08	53	10	8	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-06	351	352	201373	EXT	0.434	2	5.88	350	190	0.5	2	0.03	0.6	7	4	7280	3.80	1.96	0.14	47	36	0.13	4	310	21	3.80	5	83	0.09	48	10	10	30
JM DH-03-06	352	353	201374	EXT	0.266	1.1	6.51	162	200	0.5	2	0.07	0.5	7	3	3800	3.78	2.01	0.16	47	38	0.21	8	680	40	3.68	5	225	0.09	51	10	9	30
JM DH-03-06	353	354	201375	EXT	0.447	0.5	6.15	7	570	0.5	3	0.08	0.5	4	4	2880	3.14	1.62	0.17	54	20	0.21	4	670	63	2.06	5	211	0.1	48	10	12	10
JM DH-03-06	354	355	201376	EXT	0.332	0.5	5.94	15	380	0.6	3	0.08	0.6	5	8	1770	2.74	1.64	0.16	40	15	0.17	6	780	78	2.64	5	222	0.08	47	10	8	10
JM DH-03-06	355	356	201377	EXT	0.180	0.8	6.40	76	340	0.5	2	0.04	0.6	5	4	2420	3.45	2.08	0.12	48	28	0.13	3	610	80	3.00	5	302	0.06	50	10	10	20
JM DH-03-06	356	357	201378	EXT	0.256	1.1	5.64	38	140	0.5	2	0.05	0.5	7	9	3730	4.36	1.94	0.14	64	16	0.12	6	470	43	4.38	5	183	0.07	51	10	8	30
JM DH-03-06	357	358	201379	EXT	0.229	1.0	6.05	157	210	0.6	2	0.08	0.5	5	4	4850	3.83	1.9	0.18	50	16	0.13	4	510	43	3.94	5	186	0.07	48	10	9	30
JM DH-03-06	358	359	201380	EXT	0.238	1.4	6.03	58	190	0.5	4	0.08	0.6	5	1	5460	3.78	1.98	0.11	48	25	0.12	4	430	40	4.18	5	236	0.07	50	10	8	30
JM DH-03-06	359	360	201381	EXT	0.212	1	6.78	42	170	0.5	2	0.05	0.8	4	3	4350	4.36	1.95	0.16	44	15	0.13	6	630	28	4.65	5	254	0.08	51	10	8	40
JM DH-03-06	360	361	201382	EXT	0.132	1.0	5.73	147	190	0.6	5	0.04	1	7	7	5410	3.7	2	0.11	34	27	0.14	1	480	21	4.31	5	144	0.08	50	10	4	10
JM DH-03-06	361	362	201383	EXT	0.193	1.5	5.77	138	190	0.5	5	0.08	0.8	6	8	3640	2.72	1.78	0.08	26	34	0.14	2	540	16	3.14	5	164	0.08	48	10	8	20
JM DH-03-06	362	363	201384	EXT	0.14	1	5.98	82	220	0.6	4	0.08	0.5	5	7	3050	2.5	1.64	0.08	33	20	0.17	2	880	28	3.14	6	231	0.1	51	10	12	10
JM DH-03-06	363	364	201385	EXT	0.2	1	5.94	95	140	0.5	5	0.04	0.7	9	8	3180	3.82	1.87	0.07	23	80	0.17	3	460	34	4.88	5	140	0.09	47	10	5	10
JM DH-03-06	364	365	201386	EXT	0.176	0.7	6.14	31	280	0.5	5	0.04	0.8	9	7	3480	3.14	2	0.12	36	14	0.13	2	480	44	3.87	5	167	0.1	44	10	6	10
JM DH-03-06	365	366	201387	EXT	0.176	0.8	6.58	233	270	0.4	3	0.08	0.5	7	8	3780	2.58	1.46	0.16	31	35	0.11	4	560	38	2.82	5	200	0.1	41	10	7	10
JM DH-03-06	366	367	201388	EXT	0.190	1.1	6.2	328	230	0.5	6	0.11	0.6	12	8	3840	3.41	2.36	0.11	34	75	0.10	3	1100	45	3.78	7	371	0.08	43	10	6	10
JM DH-03-06	367	368	201389	EXT	0.244	1	5.84	478	140	0.5	3	0.05	0.7	9	6	4400	3.5	2.01	0.11	38	17	0.10	4	500	10	3.04	13	166	0.1	58	10	6	20
JM DH-03-06	368	369	201390	EXT	0.279	0.8	6.24	478	230	0.6	4	0.08	0.6	6	8	3880	3.36	2.13	0.12	38	19	0.13	3	480	25	3.7	12	166	0.1	48	10	6	10
JM DH-03-06	369	370	201391	EXT	0.332	1.3	6.2	779	210	0.6	5	0.08	0.7	11	8	6100	3.07	2.14	0.13	29	19	0.10	6	880	37	4.96	14	230	0.08	47	10	5	10
JM DH-03-06	370	371	201392	EXT	0.334	1.2	6.88	305	300	0.8	5	0.08	0.8	12	8	3580	3.4	1.92	0.18	38	34	0.2	5	540	46	3.15	10	211	0.12	40	10	18	20
JM DH-03-06	371	372	201393	EXT	0.279	1.1	6.1	54	210	0.6	5	0.05	0.5	12	11	5370	3.36	2.37	0.19	27	28	0.14	5	430	27	3.51	5	126	0.11	54	10	7	10
JM DH-03-06	372	373	201394	EXT	0.17	2.2	5.41	790	160	0.6	5	0.08	1.2	13	8	1880	2.78	1.72	0.1	37	17	0.10	4	500	46	3.38	30	140	0.08	36	10	1056	330
JM DH-03-06	373	374	201395	EXT	0.248	1.8	6.37	604	180	0.5	6	0.08	0.6	6	8	5200	3.73	2.18	0.15	30	15	0.18	5	710	61	4.38	8	216	0.08	47	10	7	20
JM DH-03-06	374	375	201396	EXT	0.15	1.4	6.28	514	150	0.6	5	0.09	1.3	23	7	4420	4.32	2.27	0.11	35	28	0.17	8	850	54	5.07	8	136	0.1	48	10	42	130
JM DH-03-06	375	376	201397	EXT	0.185	1.2	5.86	236	180	0.5	4	0.07	0.8	8	10	3480	3.55	2.2	0.08	24	66	0.15	3	700	68	4.01	8	200	0.1	44	10	8	20
JM DH-03-06	376	377	201398	EXT	0.118	1.1	5.43	617	300	0.5	3	0.04	0.8	7	6	3830	3.11	2.18	0.06	37	70	0.14	1	580	64	3.52	10	106	0.08	45	10	7	10
JM DH-03-06	377	378	201399	EXT	0.215	0.8	6.32	76	240	0.6	6	0.07	0.5	12	6	1920	3.21	1.88	0.08	24	38	0.10	4	860	88	3.5	5	288	0.1	40	10	7	10
JM DH-03-06	378	379	201400	EXT	0.188	1.1	5.34	214	150	0.5	5	0.04	0.5	14	8	2440	4.17	1.93	0.07	37	44	0.14	3	470	48	4.38	5	104	0.08	38	10	11	10
JM DH-03-06	379	380	201401	EXT	0.112	1.4	4.85	428	150	0.5	5	0.05	0.7	11	10	1830	3.96	1.96	0.08	27	15	0.13	5	580	88	4.62	12	134	0.07	38	10	10	10
JM DH-03-06	380	381	201402	EXT	0.188	2.3	5.72	477	150	0.5	3	0.07	0.8	12	7	3010	3.78	1.97	0.08	37	34	0.10	5	620	61	4.56	13	178	0.08	40	10	4	10
JM DH-03-06	381	382	201403	EXT	0.134	1.3	6.78	90	140	0.5	4	0.1	0.6	9	10	9810	3.28	2.12	0.1	23	19	0.18	3	810	73	4.08	5	188	0.1	47	10	5	20
JM DH-03-06	382	383	201404	EXT	0.144	1.3	6.56	217	120	0.6	5	0.15	0.5	12	6	4330	3.77	1.88	0.08	33	48	0.18	3	1320	63	5.25	12	818	0.08	47	10	5	20
JM DH-03-06	383	384	201405	EXT	0.151	1	6.54	98	120	0.5	5	0.11	0.7	9	10	4340	3.98	2.38	0.08	25	98	0.22	3	1350	140	5.42	5	888	0.1	52	10	3	30
JM DH-03-06	384	385	201406	EXT	0.152	1	5.75	29	160	0.5	4	0.07	0.6	8	4	4300	2.98	1.92	0.07	38	35	0.18	2	880	85	3.74	5	302	0.08	47	10	4	30
JM DH-03-06	385	386	201407	EXT	0.122	0.9	6.88	14	210	0.5	4	0.29	0.5	11	8	1140	3.37	2.28	0.07	24	47	0.18	5	2470	71	4.27	5	772	0.1	54	10	7	40
JM DH-03-06	386	387	201408	EXT	0.148	1.1	6.24	13	170	0.6	5	0.07	0.6	13	7	4840	3.81	2.28	0.08	38	18	0.17	4	800	38	4.81	5	221	0.1	45	10	9	30
JM DH-03-06	387	388	201409	EXT	0.204	1.4	5.71	9	180	0.5	5	0.06	0.5	7	6	4410	3.28	2.02	0.08	29	35	0.13	3	800	20	3.88	5	161	0.08	38	10	7	30
JM DH-03-06	388	389	201410	EXT	0.225	0.8	5.77	7	200	0.5	5	0.06	0.7	8	4	3740	3.28	1.78	0.08	37	21	0.13	4	850	33	3.43	5	168	0.1	51	10	8	60
JM DH-03-06	389	390	201411	EXT	0.17	1.5	5.48	16	120	0.5	5	0.08	0.7	11	13	4220	5.08	2.06	0.08	28	30	0.13	4	1020	82	6.88	5	308	0.07	46	10	4	40
JM DH-03-06	390	391	201412	EXT	0.148	0.6	6.26	33	150	0.5	7	0.09	0.7	6	5	2530	4.28	1.96	0.08	28	12	0.14	3	1030	38	4.83	5	305	0.08	48	10	5	30
JM DH-03-06	391	392	201413	EXT	0.348	0.5	6.2	21	210	0.5	3	0.05	0.6	13	6	4030	2.48	1.78	0.14	24	18	0.17	6	450	30	3.18	5	126	0.08	42	10	4	50
JM DH-03-06	392	393	201414	EXT	0.272	0.6	6.46	25	230	0.5	5	0.1	0.6	4	4	3880	2.95	1.98	0.13	38	17	0.18	2	820	48	3.2	5	291	0.1	47	10	5	20
JM DH-03-06	393	394	201415	EXT	0.228	1.6	6.04	111	140	0.5	4	0.08	0.7	8	6	3840	3.64	2.05	0.08	27	21	0.21	4	570	88	4.83	5	190	0.08	40	10	6	40
JM DH-03-06	394	395	201416	EXT	0.377	1.5	6.23	257	130	0.5	5	0.08	0.7	8	10	4300	3.10	1.95	0.08	38	12	0.23	3	400	41	4.88	5	140	0.09	36	10	8	50
JM DH-03-06	395	396	201417	EXT	0.498	0.8	6.82	22	230	0.5	7	0.06	2.5	7	4	4500	4.07	2.2	0.1	26	58	0.14	6	580	28	5.87	5	170	0.1	46	10	8	60
JM DH-03-06	396	397	201418	EXT	0.087	1.1	6.38	425	210	0.5	6	0.04	2.0	4	1	6030	3.88	2.08	0.1	42	28	0.21	4	480	23	4.46	28	142	0.08	48	10	11	30
JM DH-03-06	397	398	201419	EXT	0.305	0.7	6.79	63	280	0.5	4	0.08	2.2	5	6	4410	3.71	2.2	0.1	23	88	0.14	5	530	22	4.23	7	152	0.08	44	10	18	60
JM DH-03-06	398	399	201420	EXT	0.244	0.5	6.58	43	210	0.5	4	0.08	2.1	8	3	1270	3.57	2	0.07	36	29	0.14	4	520	17	3.85	6	188	0.09	44	10	28	50
JM DH-03-06	399	400	201421	EXT	0.085	0.5	6.13	5	280	0.5	3	0.08	2	8	3	3880	4.08	2.07	0.08	23	28	0.13	5	530	38	4.1	7	179	0.06	40	10	8	20
JM DH-03-06	400	401	201422	EXT	0.634	0.6	6.01	6	410	0.5	6	0.04	1.8	5	1	4610	3.13	2.01	0.13	32	21	0.15	5	440	28	2.52	8	140	0.11	45	10	18	20
JM DH-03-06	401	402	201423	EXT	0.416	0.8	7.27	6	630	0.5	4	0.07	1.7	8	2	4170	2.72	1.94	0.10	24	14	0.15	6	680	42	2.28	5	225	0.12	46	10	10	40
JM DH-03-06	402	403	201424	EXT	0.514	0.6	6.6	16	300	0.5	4	0.05	2.3	8	1	4130	4.1	2.07	0.18	30	13	0.14	8	500	26	3.78	5	164	0.08	45	10	14	40
JM DH-03-06	403	404	201425	EXT	0.564	0.6	6.61	5	380	0.5	4	0.04	1.8	6	3	4030	2.98	1.8	0.23	34	12	0.13	7	410	10	2.8	8	138	0.11	43	10	13	30
JM DH-03-06	404	405	201426	EXT	0.495	0.8	6.03	5	390	0.5	7	0.04	3.4	7	2	4740	4.05	2.1	0.14	41	33	0.12	5	410	10	3.83	5	153	0.08	47	10	14	30
JM DH-03-06	405	406	201427	EXT	0.428	0.8	6.12	5	300	0.5	5	0.07	2	7	3	4240	3.87	2.11	0.12	38	81	0.14	5	880	38	3.77	6	215	0.1	71	10	11	20
JM DH-03-06	406	407	201428	EXT	0.256	0.8	6.47	53	230	0.5	6	0.05	2.2	7	2	3080	4.05	2.17	0.14	40	12	0.16	4	930	58	4.4	5	225	0.08	56	10	13	40
JM DH-03-06	407	408	201429	EXT	0.32	1	5.91	16	380	0.6	5	0.04	2	6	8	3080	3.28	2.04	0.14	29	16	0.14	5	418	34	3.41	8	156	0.08	42	10	18	50
JM DH-03-06	408	409	201430	EXT	0.16	0.8	6.64	17	380	0.6	5	0.08	1.7	7	4	1840	3.28	2.07	0.19	30	38	0.18	4	740	48	3.48	5	363	0.1	55	10	12	40
JM DH-03-06	409	410	201431	EXT	0.230	0.7	7.5	38	190	0.5	4	0.08	2.7	9	4	2870	5.51	2.29	0.21	21	17	0.27	7	420	73	6.36	8	381	0.1	61	10	14	50
JM DH-03-06	410	411	201432	EXT	0.201	0.5	7.78	5	290	0.7	4	0.07	1.0	7	3	2780	3.28	2.07	0.27	28	38	0.2	7	820	48	3.24	8	382	0.11	61	10	16	30
JM DH-03-06	411	412	201433	EXT	0.131	0.5	6.54	13	570	0.7	4	0.08	1.7	4	4	1306	3	2.04	0.28	29	48	0.28	8	1000	40	2.88	8	488	0.14	68	10	18	40
JM DH-03-06	412	413	201434	EXT	0.230	0.8	6.22	5	880	1.1	3	0.07	1.3	7	1	2280	2.14	1.88	0.25	27	18	0.22	9	940	16	1.44	11	387	0.15	68	10	15	30
JM DH-03-06	413	414	201435	EXT	0.38	0.8	7.66	5	880	1.1	4	0.08	1.7	7	1	4010	2.38	1.88	0.24	22	112	0.22	8	780	19	2.1	5	380	0.13	58	10	18	30
JM DH-03-06	414	415	201436	EXT	0.230	0.5	6.13	5	900	0.8	4	0.07	1.7	13	1	2860	3	1.82	0.21	25	32	0.23	8	880	64	2.7	8	487	0.13	56	10	14	30
JM DH-03-06	415	416	201437	EXT	0.200	0.5	7.78	5	530	0.7	6	0.04	1.7	10	2	3280	2.82	1.86	0.22	22	212	0.21	8	400	24	2.27	5	343	0.12	54	10	12	30
JM DH-03-06	416	417	201438	EXT	0.242	0.6	7.88	5	530	0.8	4	0.05	1.8	9	1	2580	2.77	1.72	0.24	25	97	0.24	7	640	20	2.48	5	379	0.11	58	10	13	30
JM DH-03-06	417	418	201439	EXT	0.218	0.5	7.81	6	540	0.8	4	0.07	1.5	10	1	3080	2.73	1.81	0.24	20	34	0.28	6	840	36	2.73	8	826	0.11	60	10	12	30
JM DH-03-06	418	419	201440	EXT	0.285	0.5	6.78	5	640	1.1	6	0.07	1.8	4	1	2880	2.23	1.62	0.34	28	12	0.27	10	480	40	2.08	10	501	0.15	57	10	18	40
JM DH-03-06	419	420	201441	EXT	0.19	0.5	6.14	6	510	0.7	3	0.08	2	10	1	2820	3.18	1.78	0.23	19	32	0.25	6	1140	43	2.98	5	862	0.12	63	10	10	40
JM DH-03-06	420	421	201442	EXT	0.37	0.5	6.32	13	300	0.6	4	0.08	1.7	8	1	4880	3.29	1.93	0.21	30	13	0.28	6	920	33	3.18	6	881	0.13	62	10	10	40
JM DH-03-06	421	422	201443	EXT	0.112	0.5	7.86	14	460	0.6	4	0.07	1.7	18	2	2190	2.85	1.88	0.17	18	38	0.2	4	880	38	2.48	5	574	0.11	58	10	4	40
JM DH-03-06	422	423	201444	EXT	0.088	0.4	7.48	266	190	0.6	8	0.07	2.5	15	2	1015	3.45	1.6	0.12	28	296	0.14	6	740	44	3.7	15	417	0.08	52	10	53	50
JM DH-03-06	423	424	201445	EXT	0.07	2.4	6.09	678	88	0.5	7	0.20	4.6	56	4	2840	3.54	1.38	0.08	28	28	0.23	22	2380	422	5.34	28	383	0.09	51	10	88	30
JM DH-03-06	424	425	201446	EXT	0.145	0.5	6.24	85	250	0.5	4	0.09	1	8	6	5480	3.83	1.38	0.14	30	23	0.24	15	900	78	3.45	5	524	0.13	56	10	38	50
JM DH-03-06	425	426	201447	EXT	0.487	0.5	7.04	6	250	0.6	4	0.04	2	11	2	4270	3.6	1.94	0.14	42	20	0.21	6	700	26	3.67	4	479	0.06	56	10	9	20
JM DH-03-06	426	427	201448	EXT	0.196	0.5	6.51	5	570	0.5	3	0.08	1.5	6	3	1845	2.5	1.84	0.18	16	54	0.28	5	1100	31	2.5	5	482	0.1	72	10	7	30
JM DH-03-06	427	428	201449	EXT	0.306	0.5	6.44	5	580	0.5	5	0.08	1.4	7	1	2880	2.71	1.42	0.17	27	48	0.34	5	580	30	2.44	6	364	0.14	62	10	8	30
JM DH-03-06	428	429	201450	EXT	0.313	0.5	7.75	45	300	0.5	4	0.07	2	18	4	2838	3.06	2.02	0.14	18	38	0.24	8	630	61	3.57	6	431	0.1	64	10	12	40
JM DH-03-06	429	430	201451	EXT	0.146	0.5	7.78	61	270	0.5	5	0.08	1.7	8	1	3250	2.74	1.74	0.12	26	18	0.2	6	620	60	3.12	6	445	0.11	56	10	38	40
JM DH-03-06	430	431	201452	EXT	0.217	0.5	7.45	76	180	0.5	2	0.06	1	7	3	5830	2.8	1.72	0.13	30	34	0.16	4	510	16	3.31	6	211	0.08	55	10	11	10
JM DH-03-06	431	432	201453	EXT	0.184	0.5	7.22	25	240	0.5	2	0.04	0.7	11	11	3410	2.82	1.56	0.18	33	87	0.2	4	350	13	2.82	5	128	0.08	58	10	11	30
JM DH-03-06	432	433	201454	EXT	0.357	0.5	7.08	16	160	0.5	2	0.07	1.3	12	8	2290	3.06	1.47	0.15	21	64	0.23	5	880	30	3.23	6	385	0.1	42	10	29	80
JM DH-03-06	433	434	201455	EXT	0.281	0.5	6.95	29	140	0.5	2	0.07	1.1	25	3	2480	3.48	1.88	0.18	28	150	0.18	14	840	30	3.73	8	283	0.08	51	10	37	100
JM DH-03-06	434	435	201456	EXT	0.271	0.5	6.95	5	130	0.6	2	0.07	3.5	136	7	3030	4.08	1.8	0.15	21	271	0.17	60	740	41	4.44	18	308	0.08	51	10	205	30
JM DH-03-06	435	436	201457	EXT	0.453	0.5	4.77	27	170	0.5	2	0.07	4.7	14	4	3340	3.24	1.44	0.11	37	342	0.15	8	870	53	3.47	8	402	0.08	51	10	8	40
JM DH-03-06	436	437	201458	EXT	0.127	0.5	6.62	161	120	0.5	2	0.06	0.7	12	4	1715	3.31	1.98	0.08	17	23	0.18	8	980	40	4.08	11	331	0.08	50	10	12	60
JM DH-03-06	437	438	201459	EXT	0.354	0.5	7.18	14	180	0.5	2	0.07	0.7	4	2	3880	3.36	1.5	0.15	27	38	0.18	3	770	38	3.62	8	283	0.1	54	10	8	50
JM DH-03-06	438	439	201460	EXT	0.24	0.5	7.4	8	540	0.6	2	0.08	0.8	5	3	2740	2.29	1.37	0.24	21	16	0.18	3	710	38	1.62	8	288	0.15	48	10	14	30
JM DH-03-06	439	440	201461	EXT	0.312	0.5	7.24	7	380	0.5	2	0.08	1.2	11	5	2880	2.74	1.48	0.23	34	28	0.18	7	580	43	2.51	5	188	0.1	58	10	18	30
JM DH-03-06	440	441	201462	EXT	0.327	0.5	7.13	5	320	0.5	2	0.06	0.8	14	5	3330	3.04	1.48	0.24	34	322	0.18	7	800	60	2.8	7	217	0.1	50	10	14	30
JM DH-03-06	441	442	201463	EXT	0.32	0.5	7.36	5	470	0.6	2	0.06	0.8	11	4	3150	2.93	1.56	0.33	33	15	0.18	7	540	38	2.25	8	178	0.13	48	10	23	30
JM DH-03-06	442	443	201464	EXT	0.4	0.8	7.13	5	500	0.8	2	0.05	0.6	12	8	3010	2.22	1.48	0.37	38	188	0.21	7	540	41	1.8	8	174	0.12	38	10	38	40
JM DH-03-06	443	444	201465	EXT	0.32	0.5	7.42	8	530	0.8	2	0.07	0.5	7	3	1015	2.47	1.58	0.3	28	25	0.23	5	880	62	1.82	10	221	0.11	63	10	22	30
JM DH-03-06	444	445	201466	EXT	0.382	0.5	7.38	5	290	0.8	2	0.08	0.7	6	7	4190	3.13	1.52	0.28	26	14	0.27	7	480	45	2.80	7	200	0.12	67	10	19	30
JM DH-03-06	445	446	201467	EXT	0.298	0.5	7.81	10	400	0.7	2	0.06	0.8	8	3	3440	2.98	1.58	0.31	35	61	0.28	6	490	33	2.74	4	170	0.12	57	10	20	30
JM DH-03-06	446	447	201468	EXT	0.342	0.5	6.03	5	820	0.8	2	0.06	0.7	12	2	4120	2.43	1.54	0.54	34	32	0.28	12	540	43	1.82	6	194	0.16	50	10	60	30
JM DH-03-06	447	448	201469	EXT	0.303	0.5	6.84	5	240	0.7	2	0.06	0.5	7	2	3000	3.85	1.48	0.48	38	58	0.24	5	480	36	3.52	7	192	0.08	50	10	38	30
JM DH-03-06	448	449	201470	EXT	0.247	0.5	7.14	5	340	0.8	2	0.07	0.5	7	6	1310	2.44	1.58	0.28	30	38	0.27	7	680	47	2.76	5	231	0.07	61	10	27	30
JM DH-03-06	449	450	201471	EXT	0.23	0.5	7.44	5	580	0.8	2	0.08	0.5	12	3	962	2.82	1.58	0.27	38	18	0.28	6	730	36	1.86	7	172	0.08	70	10	32	30
JM DH-03-06	450	451	201472	EXT	0.228	0.6	7.45	5	480	1.3	2	0.07	0.5	5	4	2270	2.67	1.54	0.63	53	8	0.27	10	630	30	1.84	6	207	0.08	62	10	43	30
JM DH-03-06	451	452	201473	EXT	0.264	0.5	7.88	5	380	1	2	0.06	0.5	6	4	3640	3.25	1.8	0.62	87	15	0.22	10	410	20	2.88	8	157	0.08	82	10	73	40
JM DH-03-06	452	453	201474	EXT	0.428	0.5	6.86	5	210	0.8	2	0.04	0.5	6	4	4885	3.74	1.58	0.85	56	172	0.17	4	330	19	3.44	10	138	0.07	58	10	63	30
JM DH-03-06	453	454	201475	EXT	0.347	0.6	7.46	5	340	0.8	2	0.03	0.5	4	1	5080	3.94	1.88	0.81	75	124	0.18	7	280	19	3.62	4	116	0.07	63	10	67	40
JM DH-03-06	454	455	201476	EXT	0.083	0.7	7.2	5	250	0.9	2	0.04	0.7	8	4	5700	3.44	1.56	0.47	55	38	0.2	7	278	38	3.17	10	134	0.08	53	10	73	30
JM DH-03-06	455	456	201477	EXT	0.344	0.5	7.6	6	480	1.1	2	0.08	0.6	6	2	3880	3.16	1.54	0.81	86	13	0.22	12	380	18	2.52	8	118	0.08	58	10	88	30
JM DH-03-06	456	457	201478	EXT	0.178	0.8	7.13	5	410	1	2	0.05	1.4	11	6	1980	2.84	1.56	0.36	38	14	0.2	6	480	22	2.8	8	143	0.07	55	10	88	40
JM DH-03-06	457	458	201479	EXT	0.11	0.5	7.72	5	400	0.9	2	0.07	1.1	9	4	1545	3.16	1.84	0.36	43	28	0.2	4	800	28	2.65	7	277	0.08	66	10	84	30
JM DH-03-06	458	459	201480	EXT	0.206	0.5	7.02	5	900	0.6	2	0.03	0.8	11	5	2820	3.02	1.58	0.48	43	67	0.18	5	330	22	2.72	6	118	0.07	53	10	83	30
JM DH-03-06	459	460	201481	EXT	0.434	0.6	4.73	7	910	0.4	2	0.04	0.7	35	7	5240	3.43	1.88	0.45	61	62	0.18	13	440	29	3.12	11	191	0.04	62	10	56	30
JM DH-03-06	460	461	201482	EXT	0.405	0.8	6.07	5	240	0.7	2	0.03	0.5	4	8	4700	3.26	1.49	0.87	72	18	0.14	7	280	16	2.82	7	102	0.08	48	10	72	40
JM DH-03-06	461	462	201483	EXT	0.496	0.9	6.48	5	220	0.9	2	0.04	0.6	4	6	3710	3.56	1.82	0.80	73	13	0.13	6	380	30	3.17	10	154	0.09	57	10	84	40
JM DH-03-06	462	463	201484	EXT	0.288	0.8	6.88	5	210	0.7	2	0.04	0.5	5	8	3080	3.23	1.73	0.47	40	12	0.13	6	320	27	2.94	5	108	0.06	56	10	67	30
JM DH-03-06	463	464	201485	EXT	0.25	0.7	6.72	8	380	0.7	2	0.06	0.8	5	7	3280	2.86	1.64	0.41	51	38	0.14	6	620	36	2.47	11	207	0.07	62	10	34	30
JM DH-03-06	464	465	201486	EXT	0.286	0.9	7.37	5	210	0.9	2	0.08	0.8	5	6	4440	3.47	1.6	0.84	52	25	0.17	6	480	48	3.18	5	287	0.07	60	10	60	40

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-03-05	465	466	201487	EXT	0.38	0.9	7.07	5	630	1.3	2	0.06	0.5	5	4	3630	3.04	1.72	0.71	120	15	0.16	10	660	73	1.8	5	300	0.11	82	10	63	20
JM DH-03-05	466	467	201488	EXT	0.192	0.5	7.46	5	320	1.1	2	0.06	0.5	5	7	2750	3.8	1.66	0.68	140	30	0.17	6	440	30	3	5	200	0.08	53	10	100	30
JM DH-03-05	467	468	201489	EXT	0.18	0.5	7.45	6	500	1	2	0.03	0.6	6	5	2750	3.55	1.64	0.81	114	11	0.14	7	310	27	1.46	10	130	0.11	55	10	100	30
JM DH-03-05	468	469	201490	EXT	0.308	0.5	7.44	5	200	0.6	3	0.03	0.6	10	7	3100	3.93	1.7	0.67	62	14	0.21	7	260	22	2.66	5	110	0.08	56	10	74	30
JM DH-03-05	469	470	201491	EXT	0.205	0.6	7.25	5	270	0.6	2	0.03	0.5	6	4	2660	4.1	1.76	0.68	85	11	0.16	7	260	22	3.33	12	136	0.08	52	10	76	30
JM DH-03-05	470	471	201492	EXT	0.229	1.3	7.05	6	510	1	2	0.06	0.6	6	6	3010	3.36	1.91	0.6	132	10	0.17	9	290	19	2.31	5	144	0.08	53	10	95	50
JM DH-03-05	471	472	201493	EXT	0.238	1.2	7	6	560	0.9	3	0.05	0.6	7	4	3010	3.67	1.7	0.78	144	9	0.16	10	260	21	1.87	5	100	0.1	40	10	63	20
JM DH-03-05	472	473	201494	EXT	0.264	1.2	7.21	6	210	0.6	2	0.04	0.6	6	6	2540	4.05	1.94	0.56	78	7	0.19	6	360	32	3.83	5	174	0.08	56	10	63	10
JM DH-03-05	473	474	201495	EXT	0.324	1.3	7.11	275	140	0.9	2	0.07	1.4	16	6	2630	4.74	2	0.33	47	24	0.2	6	630	71	5.36	5	313	0.08	56	10	202	70
JM DH-03-05	474	475	201496	EXT	0.149	0.8	6.36	190	230	0.6	2	0.08	0.5	10	4	2640	4.6	2.47	0.53	63	28	0.2	7	470	34	5.2	5	225	0.1	66	10	81	40
JM DH-03-05	475	476	201497	EXT	0.288	1.1	6.33	14	140	0.6	3	0.04	0.5	11	5	2200	3.67	1.66	0.34	52	17	0.17	7	310	36	4.2	5	143	0.1	60	10	43	30
JM DH-03-05	476	477	201498	EXT	0.451	1	7.23	37	180	0.7	3	0.04	0.7	20	6	2400	4.7	2.06	0.36	40	10	0.27	6	330	36	6.27	5	126	0.08	60	10	40	30
JM DH-03-05	477	478	201499	EXT	0.461	1.3	7.3	12	410	0.7	4	0.04	0.8	12	10	1600	4.7	1.92	0.42	44	31	0.22	9	370	32	7.18	5	129	0.08	54	10	48	20
JM DH-03-05	478	479	201500	EXT	0.473	1.3	6.38	5	260	0.6	3	0.04	0.6	16	4	3640	3.34	1.66	0.26	30	76	0.16	6	420	36	3.63	5	152	0.06	52	10	38	20
JM DH-03-05	479	480	201501	EXT	0.67	1.1	4.75	5	300	0.5	2	0.02	0.6	4	4	3360	2.76	1.65	0.16	54	14	0.13	5	260	13	2.81	5	60	0.06	43	10	15	20
JM DH-03-05	480	481	201502	EXT	0.446	0.8	5.62	5	350	0.5	2	0.03	0.7	34	10	3750	2.37	2.11	0.2	52	16	0.2	16	360	14	2.26	5	100	0.06	44	10	14	10
JM DH-03-05	481	482	201503	EXT	0.278	1	6.77	5	400	0.5	2	0.03	0.5	17	13	3170	2.76	1.87	0.19	40	85	0.2	9	430	19	2.64	5	140	0.08	48	10	16	10
JM DH-03-05	482	483	201504	EXT	0.6	1.4	5.66	34	380	0.5	4	0.05	0.6	9	5	3200	2.09	1.84	0.14	44	30	0.21	4	300	24	2.42	5	134	0.08	42	10	16	20
JM DH-03-05	483	484	201505	EXT	0.501	1.4	5.81	29	200	0.5	4	0.02	0.6	9	5	3640	3.24	1.93	0.2	56	26	0.16	6	310	24	4.82	5	116	0.07	45	10	25	60
JM DH-03-05	484	485	201506	EXT	0.166	1.2	3.46	190	140	0.5	2	0.05	0.6	15	19	1605	2.86	1.37	0.06	62	29	0.16	7	440	37	4.06	5	194	0.04	33	10	67	100
JM DH-03-05	485	486	201507	EXT	0.144	1	2.66	195	210	0.5	3	0.02	0.7	20	29	1015	3.67	1.06	0.05	75	61	0.12	13	260	30	4.46	5	152	0.02	21	10	46	60
JM DH-03-05	486	487	201508	EXT	0.31	1.1	4.1	12	230	0.5	3	0.03	0.6	7	4	3440	2.64	1.7	0.11	57	9	0.1	6	320	26	3.43	5	116	0.07	44	10	25	130
JM DH-03-05	487	488	201509	EXT	0.376	0.8	3.76	200	160	0.5	2	0.03	0.6	12	5	3230	3.36	1.7	0.11	63	12	0.06	5	340	34	3.67	5	128	0.04	46	10	16	60
JM DH-03-05	488	489	201510	EXT	0.166	1	1.74	470	140	0.5	3	0.02	0.5	7	22	1660	2.51	0.73	0.03	61	21	0.06	4	160	22	2.66	5	60	0.03	29	10	14	30
JM DH-03-05	489	490	201511	EXT	0.111	1.6	0.82	407	80	0.5	2	0.01	0.6	4	34	1675	2.44	0.29	0.01	70	10	0.06	5	130	17	2.6	5	34	0.02	17	10	16	30
JM DH-03-05	490	491	201512	EXT	0.249	1.7	4.37	370	190	0.5	4	0.03	2	12	6	3360	3.46	1.76	0.13	40	13	0.13	6	360	30	4.2	10	87	0.06	43	10	12	40
JM DH-03-05	491	492	201513	EXT	0.201	1.3	5.64	66	170	0.5	2	0.05	3	17	4	3400	3.64	1.64	0.17	40	17	0.14	5	460	32	4.33	6	100	0.07	48	10	26	40
JM DH-03-05	492	493	201514	EXT	0.66	1.2	5.13	11	110	0.5	2	0.06	0.7	14	7	3430	5.56	1.8	0.12	38	43	0.11	6	530	33	6.54	5	161	0.04	41	10	7	10
JM DH-03-05	493	494	201515	EXT	0.414	0.6	5.05	6	430	0.5	3	0.06	0.5	11	26	2640	2.73	2	0.21	44	57	0.17	10	440	16	2.06	5	67	0.08	42	10	13	10
JM DH-03-05	494	495	201516	EXT	0.251	1.6	6.17	6	260	0.5	2	0.04	5.3	13	5	3060	3.13	1.87	0.18	44	64	0.17	5	500	24	3.47	6	154	0.08	46	10	12	30
JM DH-03-05	495	496	201517	EXT	0.372	2.4	6.23	33	240	0.5	2	0.06	10.3	11	4	3990	2.82	1.96	0.22	49	5	0.23	4	440	16	3.46	5	91	0.08	47	10	20	60
JM DH-03-05	496	497	201518	EXT	0.217	0.7	5.44	12	360	0.5	2	0.05	0.6	6	9	2360	1.94	1.71	0.16	53	10	0.22	7	340	15	2.29	5	66	0.08	36	10	14	10
JM DH-03-05	497	498	201519	EXT	0.346	1.2	6.06	12	200	0.6	2	0.04	0.6	10	11	3610	3.14	1.86	0.22	52	14	0.2	6	380	16	3.62	5	101	0.08	47	10	15	10
JM DH-03-05	498	499	201520	EXT	0.379	0.9	6.65	5	460	0.6	2	0.05	0.5	14	5	3460	2.34	1.86	0.25	54	16	0.21	10	370	15	2.82	5	81	0.11	46	10	15	10
JM DH-03-05	499	500	201521	EXT	0.28	1	6.75	5	470	0.6	4	0.05	0.6	13	5	3540	2.36	2.65	0.22	57	7	0.21	15	360	16	2.35	5	91	0.11	43	10	17	10
JM DH-03-05	500	501	201522	EXT	0.332	1.1	6.01	8	230	0.6	2	0.04	0.5	11	7	3030	3.41	2.06	0.21	53	10	0.19	16	420	17	3.46	5	72	0.11	46	10	15	10
JM DH-03-05	501	502	201523	EXT	0.353	0.8	6.63	16	360	0.7	2	0.06	0.5	8	10	2910	2.73	1.66	0.19	46	16	0.23	7	560	21	3.23	5	63	0.13	54	10	12	10
JM DH-03-05	502	503	201524	EXT	0.82	2.3	5.66	347	140	0.5	3	0.04	1.8	16	4	3760	3.66	1.86	0.13	40	12	0.21	13	370	37	4.61	14	75	0.07	62	10	150	80
JM DH-03-05	503	504	201525	EXT	0.278	0.8	6.06	5	410	1	2	0.05	0.6	15	3	2700	2.7	2.06	0.21	50	6	0.2	19	570	19	2.01	5	100	0.1	47	10	31	10
JM DH-03-05	504	505	201526	EXT	0.384	0.6	6.34	6	510	0.9	3	0.04	1.3	20	26	2900	2.19	1.63	0.19	54	5	0.21	31	460	30	2.1	5	106	0.12	37	10	44	10
JM DH-03-05	505	506	201527	EXT	0.337	0.6	7.27	5	500	1	2	0.05	0.7	31	13	2600	2.06	1.64	0.21	40	25	0.24	22	570	37	1.64	5	123	0.15	42	10	17	40
JM DH-03-05	506	507	201528	EXT	0.328	0.7	6.56	6	330	0.6	3	0.04	0.7	12	16	2340	3.15	1.75	0.19	47	5	0.21	11	440	30	3.15	5	146	0.11	45	10	17	30
JM DH-03-05	507	508	201529	EXT	0.412	0.9	6.56	12	360	0.7	3	0.03	0.5	23	7	4210	2.06	1.66	0.24	55	9	0.22	15	340	16	3.11	5	100	0.11	46	10	12	30
JM DH-03-05	508	509	201530	EXT	0.516	1	7.06	15	400	0.7	2	0.03	0.6	67	6	5240	2.41	1.66	0.2	51	13	0.31	31	360	16	3.13	5	132	0.11	44	10	17	30
JM DH-03-05	509	510	201531	EXT	0.324	0.7	6.96	6	600	0.7	2	0.04	0.5	10	13	3420	1.62	1.66	0.23	55	12	0.2	17	360	17	1.63	5	116	0.13	36	10	15	20
JM DH-03-05	510	511	201532	EXT	0.378	0.6	7.23	6	960	0.7	2	0.05	0.6	11	10	3300	1.64	1.6	0.2	43	10	0.24	17	350	21	2.14	5	198	0.15	56	10	14	30
JM DH-03-05	511	512	201533	EXT	0.446	1	5.29	5	200	0.5	2	0.07	0.5	10	6	4160	4.06	1.94	0.17	55	13	0.16	7	270	23	4.34	5	197	0.08	46	10	16	20
JM DH-03-05	512	513.35	201534	EXT	0.403	1.4	5.79	6	360	0.6	2	0.02	2.1	12	12	4200	3.83	1.79	0.14	46	15	0.25	7	330	24	3.56	5	240	0.07	44	10	16	30
JM DH-04-05	0	1	201535	EXT	0.81	1.5	5.84	20	460	0.6	2	0.08	0.5	7	24	447	3.87	1.96	0.34	108	180	0.04	10	460	13	0.58	5	14	0.15	43	10	64	30
JM DH-04-05	1	2	201536	EXT	0.346	1.6	6.15	15	340	1	2	0.09	0.6	6	36	661	3.81	1.58	0.35	80	104	0.04	12	510	20	0.82	5	34	0.14	61	10	53	60
JM DH-04-05	2	3	201537	EXT	0.45	0.8	6.54	13	560	1.2	3	0.06	0.6	8	27	800	3.07	1.5	0.75	200	209	0.04	18	360	14	0.42	7	31	0.21	60	10	165	30
JM DH-04-05	3	4	201538	EXT	0.478	1.2	6.53	15	440	1.6	3	0.1	0.6	7	30	940	3.72	1.63	0.66	250	40	0.04	11	670	16	0.82	5	33	0.22	66	10	171	20
JM DH-04-05	4	5	201539	EXT	0.713	1.4	6.67	17	340	1.3	2	0.11	0.6	5	23	880	3.67	1.62	0.46	120	104	0.04	6	460	45	1	5	23	0.16	76	10	63	20
JM DH-04-05	5	6	201540	EXT	0.714	1.4	5.66	6	330	1	3	0.06	0.5	3	5	477	3.04	1.06	0.25	79	154	0.04	2	530	16	0.98	5	13	0.1	38	10	42	30
JM DH-04-05	6	7	201541	EXT	0.361	1.4	4.66	6	380	0.8	2	0.05	0.5	3	5	464	2.79	1.65	0.27	133	118	0.04	5	350	4	0.4	5	11	0.09	33	10	41	30
JM DH-04-05	7	8	201542	EXT	0.460	2.3	5.26	6	730	1	3	0.06	0.8	5	6	864	3.5	1.71	0.58	318	66	0.04	5	570	13	0.28	5	15	0.11	34	10	126	40
JM DH-04-05	8	9	201543	EXT	0.238	1.6	5.41	6	660	1.1	2	0.04	0.5	6	10	604	3.65	1.66	0.41	357	114	0.04	7	510	16	0.36	5	14	0.1	31	10	151	40
JM DH-04-05	9	10	201544	EXT	0.409	1.4	5.66	6	610	1.4	2	0.04	0.5	7	4	916	4.77	1.62	0.41	307	68	0.04	3	530	50	0.31	7	20	0.1	29	10	144	60
JM DH-04-05	10	11	201545	EXT	0.328	1.6	5.82	5	620	1.3	2	0.06	0.5	6	6	825	3.76	1.56	0.42	307	104	0.04	6	550	32	0.44	5	16	0.1	29	10	144	50
JM DH-04-05	11	12	201546	EXT	0.366	1.2	5.63	12	810	1.3	2	0.04	0.6	6	14	660	3.77	1.41	0.56	441	76	0.04	6	360	38	0.27	5	17	0.11	29	10	165	30
JM DH-04-05	12	13	201547	EXT	0.346	1.6	5.27	7	760	1.2	2	0.04	0.5	7	12	646	3.67	1.62	0.47	366	67	0.04	5	460	42	0.38	5	18	0.1	30	10	166	60
JM DH-04-05	13	14	201548	EXT	0.221	0.6	4.7	6	660	1.4	2	0.06	0.5	6	16	870	4.02	1.54	0.72	460	75	0.05	7	570	20	0.23	5	18	0.2	54	10	211	10
JM DH-04-05	14	15	201549	EXT	0.287	1	6.76	7	750	1.4	2	0.05	0.5	7	20	660	4.35	1.6	0.62	527	72	0.05	6	560	23	0.23	5	19	0.21	60	10	236	20
JM DH-04-05	15	16	201550	EXT	0.333	1.1	7.23	13	660	1.6	3	0.05	0.6	6	33	641	4.66	1.46	0.63	614	108	0.05	6	640	15	0.26	5	30	0.29	61	10	238	20
JM DH-04-05	16	17	201551	EXT	0.287	1.6	3.75	6	460	0.7	2	0.06	0.5	2	16	536	4.76	1.46	0.2	167	136	0.03	2	610	12	0.65	5	16	0.05	32	10	71	70
JM DH-04-05	17	18	201552	EXT	0.336	1.4	4.34	5	480	0.8	2	0.06	0.5	3	4	570	4.62	1.51	0.2	150	95	0.04	2	610	25	0.66	5	12	0.08	26	10	67	60
JM DH-04-05	18	19	201553	EXT	0.206	1.1	6.04	6	560	0.8	2	0.04	0.5	4	6	725	4.5	1.52	0.3	252	66	0.06	4	360	23	0.43	5	27	0.14	51	10	66	30
JM DH-04-05	19	20	201554	EXT	0.455	1.6	4.74	10	820	0.8	2	0.03	0.5	7	5	837	3.83	1.35	0.26	240	60	0.03	5	510	56	0.32	5	33	0.08	33	10	110	60
JM DH-04-05	20	21	201555	EXT	0.456	1.3	6.36	17	780	1.1	2	0.05	0.6	5	12	484	3.12	1.73	0.23	92	91	0.05	6	460	16	0.46	5	61	0.08	31	10	56	30
JM DH-04-05	21	22	201556	EXT	0.336	1.6	3.8	40	740	0.7	2	0.04	0.6	1	6	740	3.66	1.4	0.18	80	77	0.03	2	230	22	0.46	5	29	0.04	26	10	54	100
JM DH-04-05	22	23	201557	EXT	0.402	1.3	6.28	22	740	1.2	2	0.06	0.6	6	22	663	3	1.74	0.63	225	40	0.04	10	230	16	0.36	5	26	0.16	62	10	145	30
JM DH-04-05	23	24	201558	EXT	0.359	1	4.94	21	740	1.8	2	0.04	0.7	7	30	944	3.66	1.44	1.28	435	51	0.04	14	360	6	0.15	6	29	0.29	66	10	208	20
JM DH-04-05	24	25	201559	EXT	0.340	0.8	7.18	16	870	1.4	2	0.04	0.6	6	36	667	4.13	1.71	1.38	446	53	0.04	13	440	14	0.08	6	26	0.31	100	10	202	10
JM DH-04-05	25	26	201560	EXT	0.503	1.3	7.17	12	730	1.8	2	0.04	0.6	10	31	1070	3.85	1.4	1.16	341	61	0.05	13	570	23	0.2	5	23	0.28	107	10	144	20
JM DH-04-05	26	27	201561	EXT	0.356	1.2	6.79	22	440	1.8	4	0.03	1	6	28	906	3.32	1.78	1.43	406	36	0.05	17	680	10	0.1	6	24	0.38	104	10	208	20
JM DH-04-05	27	28	201562	EXT	0.408	1.3	7.17	23	580	1.6	2	0.04	0.6	10	30	1100	3.72	1.88	1.21	331	53	0.06	16	640	14	0.21	6	27	0.24	96	10	146	60
JM DH-04-05	28	29	201563	EXT	0.328	1.7	7.08	16	460	1.8	2	0.03	0.4	10	30	1125	3.75	2.01	1.2	340	77	0.05	12	580	22	0.17	5	33	0.24	104	10	190	40
JM DH-04-05	29	30	201564	EXT	0.304	1.1	7.78	34	480	1.7	2	0.04	0.6	11	36	1405	3.43	1.97	0.98	251	61	0.06	11	340	4	0.22	6	26	0.22	104	10	154	30
JM DH-04-05	30	31	201565	EXT	0.333	1.4	5.58	24	670	1.1	2	0.03	0.5	5	6	653	2.23	2.08	0.55	152	88	0.06	8	220	23	0.31	5	28	0.08	48	10	67	20
JM DH-04-05	31	32	201566	EXT	0.472	2	6.08	24	780	1	2	0.03	0.5	4	13	1070	2.47	2	0.82	243	183	0.06	6	220	28	0.27	5	30	0.13	46	10	136	40
JM DH-04-05	32	33	201567	EXT	0.336	1.7	6.5	9	640	0.8	2	0.03	0.5	4	10	930	2.37	1.97	0.88	188	38	0.04	4	260	14	0.25	5	23	0.12	37	10	101	30
JM DH-04-05	33	34	201568	EXT	0.372	1.7	5.83	10	650	1	2	0.02	0.5	2	6	1340	3.08	1.4	0.46	132	61	0.06	4	400	16	0.45	9	18	0.1	32	10	84	20
JM DH-04-05	34	35	201569	EXT	0.317	1.4	7.23	10	810	1.3	2	0.02	0.6	3	25	1360	4.25	2.19	1.43	452	50	0.06	9	440	19	0.24	6	22	0.24	78	10	217	20
JM DH-04-05	35	36	201570	EXT	0.318	1.5	6.46	6	600	1.4	4	0.02	0.6	4	9	1620	3.54	2.07	1.18	366	42	0.06	5	430	13	0.3	5	16	0.14	36	10	197	10
JM DH-04-05	36	37	201571	EXT	0.345	1.1	6.47	6	660	1.4	2	0.02	0.7	7	34	1205	4.17	2.14	1.02	466	55	0.06	10	540	12	0.06	5	12	0.28	86	10	258	10
JM DH-04-05	37	38	201572	EXT	0.358	2.3	7.08	10	710	1.6	4	0.02	1	8	35	1320	4.83	2.36	1.05	665	41	0.06	10	660	17	0.1	5	16	0.31	120	10	278	20
JM DH-04-05	38	39	201573	EXT	0.338	4.3	7.04	73	450	1.7	4	0.03	0.8	7	36	1700	5.42	2.23	1.41	677	56	0.06	11	780	1158	0.25	10	18	0.28	121	10	310	340
JM DH-04-05	39	40	201574	EXT	0.378	2	7.64	27	660	2.2	2	0.06	0.7	6	33	1765	5.63	2.42	1.43	1025	72	0.06	12	740	74	0.21	7	20	0.28	122	10	375	30
JM DH-04-05	40	41	201575	EXT	0.44	4.8	6.66	66	710	2	2	0.05	0.6	5	33	1605	4.57	2.26	0.53	660	63	0.07	6	600	43	0.36	10	24	0.25	104	10	135	110
JM DH-04-05	41	42	201576	EXT	0.334	3.1	6.33	64	640	2.2	6	0.03	0.8	7	32	1865	4.76	2.17	0.65	1260	51	0.07	11	520	24	0.19	4	18	0.33	117	10	214	40
JM DH-04-05	42	43	201577	EXT	0.453	3.2	7.46	66	630	2.1	2	0.03	0.6	7	22	1170	3.77	2.14	0.55	331	227	0.07	11	410	14	0.11	34	20	0.25	66	10	130	80
JM DH-04-05	43	44	201578	EXT	0.286	1.3	5.64	51	630	1.6	2	0.02	0.6	7	10	7660	4.83	2.02	0.77	566	54	0.06	11	700	35	0.38	12	21	0.15	70	10	210	30
JM DH-04-05	44	45	201579	EXT	0.442	1.5	6.21	18	640	1.6	2	0.01	0.7	6	6	6330	3.36	2.05	0.79	411	114	0.06	10	410	23	0.47	5	18	0.08	47	10	305	20
JM DH-04-05	45	46	201580	EXT	0.428	1.6	5.14	46	540	1.4	6	0.01	1.4	4	1	14400	3.9	2.15	0.57	288	68	0.06	10	280	25	0.72	13	18	0.09	46	10	223	40
JM DH-04-05	46	47	201581	EXT	0.517	2.1	5.24	43	670	1.5	2	0.01	1.3	2	1	16700	3.11	2.08	0.52	290	62	0.06	8	340	60	0.08	13	16	0.08	34	10	179	40
JM DH-04-05	47	48	201582	EXT	0.636	2.4	5.95	18	610	1.3	9	0.01	0.6	1	1	19600	3.03	2.18	0.58	240	65	0.05	2	290	23	0.09	5	14	0.08	31	10	160	30
JM DH-04-05	48	49	201583	EXT	0.316	1.6	5.75	20	600	1.2	2	0.01	0.6	6	1	13600	4.06	2.25	0.56	235	110	0.04	3	240	22	0.6	5	13	0.06	32	10	198	30
JM DH-04-05	49	50	201584	EXT	0.587	2.1	5.66	78	560	1.7	2	0.01	1.1	4	1	17000	3.38	2.2	0.65	267	41	0.03	4	280	6	1.04	16	12	0.08	30	10	216	100
JM DH-04-05	50	51	201585	EXT	0.302	1.1	7.16	67	420	1.6	4	0.1	0.6	6	23	12900	4.64	2.25	1.32	536	55	0.04	7	620	18	0.53	20	12	0.37	108	10	226	70
JM DH-04-05	51	52	201586	EXT	0.471	1.1	9	73	510	2.7	2	0.25	1.2	8	42	14500	5.41	2.38	1.3	1870	95	0.06	15	1700	8	0.67	22	12	0.98	166	40	241	60
JM DH-04-05	52	53	201587	EXT	1.266	1.9	6.46	433	710	2.7	6	0.22	4.4	15	43	6280	4.9	2.15	0.67	3030	43	0.06	16	1440	43	2.21	13	16	0.5	158	30	221	80
JM DH-04-05	53	54	201588	EXT	0.37	1.2	7.38	76	630	2.8	5	0.12	0.7	6	28	5800	5.75	2.28	1.38	2478	36	0.04	7	740	14	0.53	8	19	0.25	106	10	302	50
JM DH-04-05	54	55	201589	EXT	0.3	0.7	7.6	16	880	2.6	4	0.14	0.5	10	28	4610	5.33	2.27	1.9	1220	46	0.03	12	710	16	0.31	8	15	0.3	112	10	360	20
JM DH-04-05	55	56	201590	EXT	0.33	1.3	7.41	16	780	2.3	5	0.12	2.1	7	31	9100	4.24	2.2	1.62	547	74	0.06	8	610	8	0.72	15	16	0.3	113	10	223	40
JM DH-04-05	56	57	201591	EXT	0.796	1.9	7.28	28	880	2.2	3	0.12	2.8	4	25	11200	3.94	2.24	1.53	451	105	0.05	7	580	6	1.28	21	28	0.28	108	10	167	50
JM DH-04-05	57	58	201592	EXT	0.632	1.7	6.98	13	780	2.2	4	0.15	3.1	7	26	7200	3.95	2.28	1.46	510	46	0.06	6	640	6	0.64	8	19	0.34	88	10	224	30
JM DH-04-05	58	59	201593	EXT	0.387	1.4	7.82	13	880	3.2	2	0.12	0.6	7	25	8410	4.18	2.36	1.47	953	30	0.04	9	540	14	0.6	6	40	0.28	111	10	276	30
JM DH-04-05	59	60	201594	EXT	0.278	1	6.71	20	640	2.8	4	0.14	0.7	10	26	5270	4.24	2.15	1.36	510	29	0.06	11	610	11	0.66	13	24	0.28	102	10	251	30
JM DH-04-05	60	61	201595	EXT	0.337	1.1	6.78	9	640	2.3	4	0.1	2	6	11	5120	4.12	2.24	1.32	506	51	0.06	3	460	6	0.46	6	20	0.21	67	10	256	30
JM DH-04-05	61	62	201596	EXT	0.946	1.2	7.28	16	630	2.8	4	0.1	0.8	11	6	7510	4.57	2.29	1.43	908	67	0.05	5	460	6	0.66	6	10	0.2	78	10	285	30
JM DH-04-05	62	63	201597	EXT	0.403	1.2	7.38	11	660	2.1	2	0.16	1.1	12	27	4750	4.84	2.19	1.44	663	46	0.06	9	460	12	0.61	7	20	0.28	106	10	276	20
JM DH-04-05	63	64	201598	EXT	0.374	1.2	6.76	11	470	2.2	3	0.13	0.6	9	27	8080	4.36	2.26	1.53	578	128	0.03	6	600	16	0.54	9	13	0.26	96	10	316	30
JM DH-04-05	64	65	201599	EXT	0.328	1.6	6.87	6	780	2.2	2	0.06	0.7	10	1	7760	4.14	2.24	1.01	376	65	0.04	5	370	6	1.14	6	18	0.12	45	10	211	30
JM DH-04-05	65	66	201600	EXT	0.388	1.3	6.84	9	780	1.9	3	0.09	0.6	11	3	7380	3.42	2.11	0.04	430	118	0.06	1	440	4	0.71	6	15	0.13	43	10	182	20

BCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-04-05	66	67	201601	EXT	0.38	1	7.67	10	610	2	3	0.15	0.1	14	12	3780	5.53	2.11	1.36	1130	81	0.04	[illegible]	650	8	0.82	9	8	0.2	77	10	451	40
JM DH-04-05	67	68	201602	EXT	0.352	0.9	7.66	38	410	2.3	4	0.21	1.3	21	35	3600	5.67	2.28	1.88	1705	118	0.04	5	450	12	0.84	5	10	0.34	142	10	380	40
JM DH-04-05	68	69	201603	EXT	0.381	1.3	7.81	10	350	2.2	8	0.28	0.5	16	44	5870	6.73	2.61	2.42	1295	73	0.03	31	1240	12	0.57	10	10	0.52	152	10	386	20
JM DH-04-05	69	70	201604	EXT	0.478	1.1	7.4	8	340	1.9	7	0.31	0.8	22	54	3930	6.08	2.38	2.73	2800	85	0.03	33	1340	10	0.37	7	6	0.53	160	10	500	30
JM DH-04-05	70	71	201605	EXT	0.448	0.9	7.42	164	370	2.2	6	0.31	1.2	18	46	4780	6.08	2.02	1.46	3300	112	0.03	22	1280	14	1.06	18	6	0.52	148	10	360	160
JM DH-04-05	71	72	201606	EXT	0.288	1	7.62	8	440	1.5	5	0.38	0.8	22	37	2950	7.08	2.52	2.56	2300	58	0.11	14	1520	8	0.44	18	9	0.8	174	10	458	30
JM DH-04-05	72	73	201607	EXT	0.282	0.6	7.34	13	280	2	5	0.41	1	17	22	3100	7.74	2.53	2.26	1110	68	0.51	1	1750	13	0.29	18	18	0.82	198	10	633	40
JM DH-04-05	73	74	201608	EXT	0.333	1.1	7.71	11	310	2.7	8	0.33	0.7	15	28	6860	7.32	2.34	2.36	1025	48	0.14	14	1880	11	0.34	18	16	0.58	154	10	490	40
JM DH-04-05	74	75	201609	EXT	0.258	1.1	7.85	6	320	2	5	0.2	0.8	20	9	5720	6.48	2.4	1.94	978	68	0.03	4	980	8	0.48	9	10	0.31	87	10	314	20
JM DH-04-05	75	76	201610	EXT	0.256	1.5	6.28	8	770	2.1	3	0.11	0.5	18	9	7300	5.84	2.12	1.47	708	79	0.85	5	850	7	0.98	6	11	0.16	81	10	232	30
JM DH-04-05	76	77	201611	EXT	0.318	1	6.7	5	480	2.3	2	0.38	0.5	14	15	6180	8.56	2.24	2.54	784	138	0.80	8	1440	4	0.48	7	18	0.23	57	10	221	20
JM DH-04-05	77	78	201612	EXT	0.443	1.4	6.66	12	280	1.5	8	0.36	2.5	20	55	5780	6.41	2.14	3.09	980	148	0.82	40	1420	8	0.43	6	31	0.56	164	10	385	30
JM DH-04-05	78	79	201613	EXT	0.317	0.4	7.56	12	310	2	6	0.43	0.5	17	54	6020	6.54	1.72	2.97	728	158	2.23	38	1450	8	0.28	8	81	0.54	166	10	347	20
JM DH-04-05	79	80	201614	EXT	0.341	1.1	7.08	8	250	1.6	7	0.44	0.5	25	50	3210	6.4	1.64	2.87	1075	77	1.64	46	1380	9	0.35	6	61	0.48	144	10	381	20
JM DH-04-05	80	81	201615	EXT	0.333	0.6	7.04	18	270	1.7	10	0.47	0.5	24	56	2530	7.25	2.12	3.23	1155	72	1.86	48	1540	10	0.25	7	67	0.57	160	10	344	30
JM DH-04-05	81	82	201616	EXT	0.282	0.9	7.78	8	280	2.1	6	0.4	0.5	18	55	4620	6.84	2.14	3.1	823	37	1.66	35	1580	6	0.33	4	57	0.58	174	10	308	30
JM DH-04-05	82	83	201617	EXT	0.377	0.6	7.52	6	330	2.3	5	0.35	0.6	17	58	6180	6.74	2.08	2.93	562	37	1.58	33	1530	13	0.34	7	55	0.57	171	10	321	120
JM DH-04-05	83	84	201618	EXT	0.344	1.3	7.8	10	310	2.6	4	0.33	0.8	18	4	9880	6.58	2.37	2.54	413	80	1.18	18	1540	35	0.37	9	34	0.45	172	10	328	60
JM DH-04-05	84	85	201619	EXT	0.627	1.1	7.58	11	380	2	5	0.24	0.8	16	37	9480	5.79	2.3	2.05	982	92	1.2	10	1070	27	0.38	10	33	0.38	132	10	294	80
JM DH-04-05	85	86	201620	EXT	0.385	1.6	6.98	8	780	2	5	0.09	0.5	8	16	9770	4.85	2.37	1.24	908	81	0.1	4	520	9	0.91	10	19	0.22	80	10	194	80
JM DH-04-05	86	87	201621	EXT	0.43	1.5	5.81	5	1140	1.5	5	0.09	0.6	8	10	6140	3.52	2.01	1.03	518	108	0.06	1	470	8	0.94	7	27	0.15	50	10	180	40
JM DH-04-05	87	88	201622	EXT	0.458	1.4	6.88	6	560	2.2	4	0.11	0.8	4	2	7510	3.94	2.38	1.56	738	34	0.04	1	560	8	0.98	6	12	0.23	67	10	240	50
JM DH-04-05	88	89	201623	EXT	0.442	1.5	6.83	11	620	2	3	0.17	0.8	15	2	6750	4.44	2.15	1.06	783	37	0.08	1	780	12	0.88	5	13	0.21	65	10	222	40
JM DH-04-05	89	90	201624	EXT	0.483	1.8	7.05	8	540	1.5	3	0.18	0.7	12	7	5050	6.07	2.13	1.31	1025	170	0.06	1	740	17	0.88	6	10	0.23	70	10	343	30
JM DH-04-05	90	91	201625	EXT	0.528	1.8	7.67	38	520	1.8	6	0.25	3.4	7	32	3630	6.08	2.13	1.38	925	39	0.08	11	1020	164	0.88	11	15	0.3	108	10	848	50
JM DH-04-05	91	92	201626	EXT	0.348	1.4	6.83	5	880	1.8	5	0.13	0.5	11	2	5540	4.71	2.04	1.1	878	34	0.15	1	560	13	0.88	8	21	0.18	82	10	258	30
JM DH-04-05	92	93	201627	EXT	0.524	2.1	6.8	11	880	1.5	3	0.12	2.3	8	2	5850	6.36	2.18	1.06	1380	68	0.53	4	580	63	0.8	5	40	0.18	70	10	462	70
JM DH-04-05	93	94	201628	EXT	0.416	1.5	6.72	26	880	1.4	2	0.16	1.2	8	2	3800	4.06	2.19	0.91	1020	27	1.42	1	630	73	0.61	6	57	0.3	63	10	308	40
JM DH-04-05	94	95	201629	EXT	0.472	1.8	6.43	5	800	1.6	4	0.12	0.8	10	4	5130	3.90	2.14	0.89	808	126	0.8	3	610	28	0.58	7	38	0.18	55	10	254	40
JM DH-04-05	95	96	201630	EXT	0.403	2.7	6.6	16	360	2.3	2	0.16	0.6	10	3	4530	3.86	2.34	0.87	630	352	0.05	1	610	16	1.04	7	30	0.17	63	10	218	60
JM DH-04-05	96	97	201631	EXT	0.671	1.8	6.38	5	640	1.7	3	0.14	0.5	10	2	4910	4.54	2.14	1.12	883	68	0.87	1	630	12	0.72	6	20	0.18	74	10	227	40
JM DH-04-05	97	98	201632	EXT	0.448	2.3	5.43	7	360	1.7	3	0.12	0.6	8	2	7140	4.12	2.91	1	854	57	0.22	1	520	19	1.08	9	17	0.14	55	10	233	40
JM DH-04-05	98	99	201633	EXT	0.338	1.8	6.87	8	600	1.7	2	0.18	0.5	8	2	4340	4	2.12	1.08	910	93	0.52	1	880	10	0.44	6	38	0.14	67	10	232	30
JM DH-04-05	99	100	201634	EXT	0.538	4.5	7.68	27	680	1.8	2	0.16	15.8	7	2	3750	3.17	2.14	1.87	780	50	0.42	1	650	1505	0.87	11	10	0.19	66	10	1646	120
JM DH-04-05	100	101	201635	EXT	0.452	1.8	6.88	18	900	2.2	2	0.16	0.6	7	4	4880	4.14	2.11	1.11	805	45	0.78	1	640	23	0.54	7	28	0.17	63	10	280	30
JM DH-04-05	101	102	201636	EXT	0.598	1.3	6.61	9	450	1.7	2	0.19	0.5	9	4	5580	4.34	2.22	1.07	787	53	1.02	1	880	8	0.98	6	30	0.17	60	10	208	30
JM DH-04-05	102	103	201637	EXT	0.607	1.8	6.41	9	380	1.7	2	0.17	0.5	9	4	6700	4.17	2.11	1.16	880	208	0.8	1	810	7	0.67	6	23	0.15	55	10	148	20
JM DH-04-05	103	104	201638	EXT	0.52	1.2	7.73	11	480	1.9	4	0.22	0.5	14	45	4780	6.11	2.25	2.04	836	48	0.18	12	880	18	0.5	9	13	0.28	122	10	254	30
JM DH-04-05	104	105	201639	EXT	0.385	1.2	6.54	20	580	1.9	3	0.16	1.1	[illegible]	30	8140	4.38	2.2	1	414	186	0.84	1	880	18	0.62	12	20	0.22	83	10	144	30
JM DH-04-05	105	106	201640	EXT	0.454	2.8	5.67	148	780	2	5	0.09	4.1	4	[illegible]	14600	2.79	2.03	0.76	382	327	0.84	1	480	12	1.44	184	33	0.1	80	10	158	180
JM DH-04-05	106	107	201641	EXT	1.24	3.5	4.71	154	280	1.6	3	0.13	2.1	1	[illegible]	26300	2.82	2.87	0.56	317	444	0.83	1	830	17	2.1	86	26	0.1	61	10	114	120
JM DH-04-05	107	108	201642	EXT	0.377	1.3	7.57	15	350	2.1	4	0.21	1.2	12	38	8540	3.82	2.25	1.3	711	265	0.04	1	640	17	0.78	12	16	0.28	120	10	164	30
JM DH-04-05	108	109	201643	EXT	0.582	1.5	7.84	5	380	2.2	4	0.28	3.4	14	51	6650	4.43	2.38	3.21	818	148	0.03	12	1140	37	0.88	4	16	0.38	136	10	284	30
JM DH-04-05	109	110	201644	EXT	0.598	1.7	6.78	10	540	1.7	2	0.18	6.4	11	[illegible]	4600	3.47	2.18	1.41	885	142	0.32	1	720	102	0.8	6	22	0.16	65	10	664	50
JM DH-04-05	110	111	201645	EXT	0.713	1.3	6.51	10	730	1.7	2	0.15	0.8	13	5	4410	3.57	2.87	1.17	728	84	0.15	2	440	22	0.5	6	30	0.15	98	10	204	20
JM DH-04-05	111	112	201646	EXT	0.558	1.3	6.73	6	950	1.7	3	0.16	0.6	13	10	5340	3.40	2.04	1.14	584	50	0.22	1	720	14	0.01	9	26	0.17	65	10	144	20
JM DH-04-05	112	113	201647	EXT	0.958	2.8	6.2	11	380	2.2	2	0.13	10.6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	540	674	1.25	9	17	0.13	58	10	1296	80
JM DH-04-05	113	114	201648	EXT	0.446	1.8	6.52	15	420	2.2	2	0.13	0.8	7	5	[illegible]	3.11	2.24	1.08	501	130	0.08	5	540	38	0.7	6	24	0.19	56	10	195	30
JM DH-04-05	114	115	201649	EXT	0.522	0.8	4.28	7	580	1.8	3	0.11	0.5	8	5	5200	3.1	2.83	1.16	317	108	0.08	3	540	14	0.6	6	27	0.18	58	10	164	30
JM DH-04-05	115	116	201650	EXT	0.537	0.7	5.01	11	340	1.6	3	0.11	0.5	8	14	5130	2.86	2.24	0.67	416	48	0.17	1	450	4	0.81	11	16	0.14	48	10	153	10
JM DH-04-05	116	117	201651	EXT	0.487	0.5	6.28	35	410	1.4	3	0.14	0.5	7	2	4350	3.84	2.15	1.02	452	25	1	1	540	7	0.43	14	34	0.18	63	10	142	30
JM DH-04-05	117	118	201652	EXT	0.433	1.1	7.83	158	430	2	3	0.19	0.5	8	3	6730	4.15	2.04	1.1	438	31	0.01	3	780	8	0.38	27	38	0.17	71	10	184	50
JM DH-04-05	118	119	201653	EXT	0.608	1.8	7.21	164	478	2.1	2	0.22	1.1	5	2	12800	3.78	2.15	1.08	348	37	0.08	3	830	12	0.88	34	43	0.18	67	10	171	80
JM DH-04-05	119	120	201654	EXT	0.587	0.8	7.08	68	430	2	7	0.17	0.5	5	4	7900	3.21	2.83	0.95	303	23	0.47	5	880	6	0.64	17	40	0.17	88	10	148	40
JM DH-04-05	120	121	201655	EXT	0.721	1	6.38	72	440	1.9	3	0.13	0.8	8	1	4800	3.48	2.88	1.2	388	43	0.18	3	540	5	0.88	19	38	0.14	61	10	182	40
JM DH-04-05	121	122	201656	EXT	0.553	0.5	6.48	22	250	1.8	2	0.14	0.8	8	2	5810	3.08	1.94	1.46	451	48	0.94	2	480	4	0.53	9	28	0.18	65	10	188	20
JM DH-04-05	122	123	201657	EXT	0.87	2.2	6.89	188	280	1.9	2	0.17	1.8	6	3	10800	3.17	2.19	1.42	385	78	0.40	3	740	7	0.76	78	38	0.2	64	10	198	120
JM DH-04-05	123	124	201658	EXT	0.514	1.2	6.78	48	220	2	4	0.13	1.3	7	5	11600	3.38	2.4	1.34	380	40	0.56	3	980	3	0.78	27	31	0.18	60	10	178	80
JM DH-04-05	124	125	201659	EXT	0.644	1.2	6.98	30	250	2.1	3	0.1	0.5	5	1	13800	3.48	2.16	1.4	379	25	0.08	5	880	8	0.75	4	38	0.14	63	10	176	40
JM DH-04-05	125	126	201660	EXT	0.688	1.3	6.51	40	250	1.6	8	0.18	0.8	3	9	15400	3.5	2.07	1.22	381	30	0.4	6	820	4	0.79	27	28	0.26	77	10	157	70
JM DH-04-05	126	127	201661	EXT	0.618	1.4	7	8	570	1.7	2	0.14	4.5	16	2	7510	4.08	2.16	1.08	512	41	0.56	4	710	19	0.72	5	40	0.21	63	10	162	20
JM DH-04-05	127	128	201662	EXT	0.55	1.3	6.82	6	600	1.8	2	0.14	1.1	7	5	8820	3.64	2.13	1.2	550	42	1.08	2	550	13	0.52	8	56	0.14	58	10	180	20
JM DH-04-05	128	129	201663	EXT	0.779	1.5	7	8	380	2.1	5	0.33	1	10	55	7010	5.22	2.53	1.74	803	40	0.87	20	1380	13	0.38	5	47	0.37	108	10	288	30
JM DH-04-05	129	130	201664	EXT	0.788	1.4	7.33	18	380	2.5	5	0.56	1.8	18	76	8850	5.03	2.04	2.72	850	75	1.70	37	2210	12	0.54	6	88	0.54	140	10	225	30
JM DH-04-05	130	131	201665	EXT	0.651	1.2	7.17	14	380	3.2	7	0.42	1.8	15	68	8400	5.38	2.28	2.85	588	101	0.63	38	3020	12	0.62	7	47	0.6	142	10	271	40
JM DH-04-05	131	132	201666	EXT	0.445	1	6.81	10	340	2	2	0.2	1.4	11	11	5310	4.17	2.34	1.4	377	40	0.32	3	420	6	0.85	4	25	0.24	88	10	152	120
JM DH-04-05	132	133	201667	EXT	0.443	0.8	7.81	5	330	2.1	6	0.37	0.8	17	42	3370	6.11	2.36	2.67	825	25	0.88	12	1440	12	0.43	5	90	0.57	188	10	234	40
JM DH-04-05	133	134	201668	EXT	0.425	0.7	7.73	8	370	1.9	6	0.42	0.5	18	38	3580	5.07	2.42	2.24	671	37	2	11	1450	13	0.37	5	108	0.56	190	10	178	30
JM DH-04-05	134	135	201669	EXT	0.428	0.7	7.15	7	290	1.8	2	0.26	0.6	12	19	3700	4.58	2.02	1.71	475	18	2.2	5	970	18	0.36	8	95	0.38	117	10	162	10
JM DH-04-05	135	136	201670	EXT	0.449	0.8	5.78	14	310	1.2	2	0.18	0.6	8	4	4150	4.08	1.61	0.97	307	48	1.98	4	520	13	1.86	5	62	0.15	60	10	144	20
JM DH-04-05	136	137	201671	EXT	0.424	0.8	6.45	16	380	1.4	2	0.18	0.5	10	6	4100	3.44	1.84	1.1	314	112	2.38	5	430	13	2.11	6	77	0.18	81	10	148	10
JM DH-04-05	137	138	201672	EXT	0.448	0.6	7.44	10	330	1.6	7	0.63	0.8	18	79	3800	5.8	1.96	2.82	721	58	2.27	40	2330	17	0.38	6	118	0.81	154	10	376	20
JM DH-04-05	138	139	201673	EXT	0.342	0.6	7.63	8	320	2	7	0.63	0.7	18	65	2350	6.48	2.57	3.11	723	37	1.22	38	2400	12	0.23	5	42	0.81	160	10	214	20
JM DH-04-05	139	140	201674	EXT	0.517	1.4	7.63	18	360	2.2	6	0.56	1.8	22	79	4110	6.12	2.38	3.14	801	40	0.01	48	2420	7	0.42	5	48	0.8	158	10	218	30
JM DH-04-05	140	141	201675	EXT	0.374	0.8	6.18	4	300	2.2	5	0.58	0.8	30	77	2520	5.46	2.54	2.86	557	42	0.17	45	2530	2	0.27	5	21	0.61	166	10	328	16
JM DH-04-05	141	142	201676	EXT	0.327	0.7	7.6	18	340	2.3	3	0.56	0.8	17	80	2740	5.01	2.32	2.88	588	18	0.24	50	2400	6	0.27	8	30	0.58	157	10	229	10
JM DH-04-05	142	143	201677	EXT	0.364	0.6	7.43	5	300	2.1	4	0.58	0.8	18	81	2710	5.87	2.54	3.18	813	47	0.75	48	2270	16	0.26	5	57	0.63	154	10	233	10
JM DH-04-05	143	144	201678	EXT	0.527	1	7.33	11	430	2	7	0.56	0.8	18	90	5140	5.46	2.51	2.15	877	108	1.08	50	2228	9	0.5	8	68	0.57	150	10	166	20
JM DH-04-05	144	145	201679	EXT	0.915	0.6	6.16	18	480	1.8	5	0.22	1.5	11	37	4780	3.78	2.15	1.86	428	64	0.17	20	860	13	0.67	4	37	0.31	91	10	181	10
JM DH-04-05	145	146	201680	EXT	0.541	0.8	6.28	8	710	1.5	3	0.11	1.3	8	11	5220	3.43	2.82	0.87	251	41	0.58	6	550	6	0.78	5	45	0.15	64	10	116	10
JM DH-04-05	146	147	201681	EXT	0.413	0.7	6.48	8	480	1.5	2	0.14	1.1	8	4	3728	4.08	2.82	1.34	340	26	0.84	5	578	4	0.58	6	44	0.13	62	10	147	20
JM DH-04-05	147	148	201682	EXT	0.728	1.6	6.57	8	310	1.8	3	0.14	1.8	6	14	7518	3.48	2.29	1.4	320	35	0.84	6	400	5	0.61	5	18	0.21	78	10	175	20
JM DH-04-05	148	149	201683	EXT	0.642	1	7.01	7	340	1.8	6	0.28	2.7	12	31	9518	4.18	2.38	2.82	557	58	1.28	18	1200	15	0.88	5	28	0.42	144	10	258	20
JM DH-04-05	149	150	201684	EXT	0.538	1	5.74	8	600	1.8	2	0.1	1.2	4	8	7448	5.3	2.28	1.11	333	30	1.08	8	960	11	0.4	6	56	0.15	42	10	166	10
JM DH-04-05	150	151	201685	EXT	0.485	1.2	5.24	5	300	1.8	3	0.07	1	5	8	12100	2.46	2.08	1.13	526	33	0.08	5	480	11	0.4	5	19	0.2	71	10	148	20
JM DH-04-05	151	152	201686	EXT	0.733	2.8	6.68	8	280	1.8	11	0.12	1.8	3	27	14700	3.93	2.21	2	808	40	0.13	11	840	28	0.78	6	33	0.38	123	10	342	50
JM DH-04-05	152	153	201687	EXT	0.333	7.1	3.86	16	190	1.2	7	0.08	7.5	10	27	11900	2.3	1.88	0.54	332	38	0.01	8	520	71	1.81	5	18	0.17	72	10	478	180
JM DH-04-05	153	154	201688	EXT	0.677	23.9	5.25	40	40	2.2	18	0.08	4.2	10	1	10700	6.06	2.01	0.36	246	58	0.01	6	730	1575	7.03	6	20	0.1	70	10	847	280
JM DH-04-05	154	155	201689	EXT	0.478	3	6	15	620	1.8	8	0.07	1.7	5	10	7800	3.97	2.06	0.78	424	48	0.26	5	590	92	0.83	5	38	0.15	60	10	198	70
JM DH-04-05	155	156	201690	EXT	0.524	1.3	7.18	6	470	1.8	6	0.17	2.5	6	24	4830	4.07	2.15	1.37	781	30	0.56	11	730	43	0.45	5	25	0.24	110	10	202	50
JM DH-04-05	156	157	201691	EXT	0.228	1.1	4.34	15	130	1.3	4	0.12	1	16	24	5140	2.48	1.88	0.88	220	200	0.02	11	830	37	1.27	6	11	0.11	71	10	95	30
JM DH-04-05	157	158	201692	EXT	0.423	1.2	3.82	12	110	1.2	3	0.1	1.3	8	21	4830	2.07	1.65	0.53	230	262	0.01	6	430	22	0.95	5	7	0.08	38	10	123	30
JM DH-04-05	158	159	201693	EXT	0.636	0.9	6.5	8	330	1.7	2	0.13	1	7	3	4850	3.3	2.07	1.23	451	56	0.56	6	590	8	0.47	5	21	0.13	84	10	162	30
JM DH-04-05	159	160	201694	EXT	0.53	0.7	5.68	13	480	1.8	2	0.07	1	6	5	4300	3.86	2.06	1.14	415	40	0.07	8	480	15	0.43	5	27	0.14	65	10	143	30
JM DH-04-05	160	161	201695	EXT	0.353	0.5	6.71	11	480	1.3	5	0.2	0.9	10	22	2840	4.88	2.17	1.08	507	12	1.38	11	870	18	0.28	5	60	0.32	98	10	183	20
JM DH-04-05	161	162	201696	EXT	0.468	0.4	6.48	11	560	1.7	3	0.15	1.8	9	22	4580	4.38	2.20	1.88	406	25	0.53	13	750	42	0.42	5	45	0.25	97	10	144	20
JM DH-04-05	162	163	201697	EXT	0.467	0.6	7.18	8	360	1.5	7	0.31	2.1	9	22	4010	6.10	1.98	1.78	513	20	2.52	18	1280	16	0.37	5	66	0.37	128	10	138	20
JM DH-04-05	163	164	201698	EXT	0.282	0.5	6.62	18	250	1.2	4	0.17	0.7	8	8	5540	3.45	1.41	0.81	282	25	2.72	8	880	11	0.78	5	67	0.13	60	10	75	30
JM DH-04-05	164	165	201699	EXT	0.501	0.7	7.38	17	180	2.3	6	0.11	1	2	19	9840	3.21	2.11	0.74	122	28	0.87	14	830	18	0.48	4	20	0.26	104	10	78	60
JM DH-04-05	165	166	201700	EXT	0.54	0.8	6.35	18	270	2.5	7	0.2	1.1	6	38	10800	4.82	2.34	1.8	388	132	0.06	21	1440	11	0.47	7	27	0.46	152	10	145	90
JM DH-04-05	166	167	201701	EXT	0.558	0.6	8	17	240	2.1	4	0.16	1.2	8	50	9000	4.28	2.38	2.31	344	124	0.03	37	1140	10	0.36	6	18	0.44	141	10	136	30
JM DH-04-05	167	168	201702	EXT	0.528	0.6	7.91	16	230	2.4	5	0.14	1.1	11	37	8380	4.38	2.18	2.44	354	57	0.22	27	1080	8	0.38	5	28	0.45	138	10	148	60
JM DH-04-05	168	169	201703	EXT	0.456	0.7	7.37	13	530	2.5	16	0.08	1.1	9	16	11400	4.58	2.15	1.86	340	102	0.15	18	830	17	0.48	5	38	0.32	108	10	154	50
JM DH-04-05	169	170	201704	EXT	0.421	1	5.67	30	310	1.6	5	0.03	0.8	5	1	13850	2.38	2.08	1	187	135	0.03	18	480	27	0.76	5	21	0.11	58	10	181	50
JM DH-04-05	170	171	201705	EXT	0.377	0.8	5.63	17	680	1.6	3	0.02	1.1	4	4	12000	2.38	1.88	0.88	184	108	0.08	8	500	30	1.14	6	33	0.11	57	10	83	30
JM DH-04-05	171	172	201706	EXT	0.364	0.6	6.18	13	880	1.5	3	0.08	0.9	6	3	7830	3.75	2.87	1.07	303	76	0.38	8	560	30	0.45	5	18	0.18	68	10	132	40
JM DH-04-05	172	173	201707	EXT	0.36	0.8	5.87	11	1070	1.2	4	0.07	1.1	5	7	6780	4.83	2.04	0.98	505	88	0.44	6	980	38	0.36	6	64	0.14	57	10	148	20
JM DH-04-05	173	174	201708	EXT	0.3	0.8	7.14	9	610	1.6	2	0.05	0.8	5	5	7140	2.72	2.22	1.81	298	84	0.08	12	900	11	0.58	7	18	0.14	64	10	88	20
JM DH-04-05	174	175	201709	EXT	0.446	1.1	6.81	14	380	1.7	5	0.07	1.2	3	10	6220	3.18	2.28	0.74	447	40	0.04	10	470	13	0.44	8	15	0.18	73	10	188	50
JM DH-04-05	175	176	201710	EXT	0.458	1.1	6.78	14	420	2.2	6	0.17	2.3	18	53	7220	4.8	2.29	1.7	1345	47	0.04	78	1110	88	0.48	5	38	0.31	85	10	288	30
JM DH-04-05	176	177	201711	EXT	0.446	1.7	5.32	11	300	1.7	2	0.05	1	2	9	7620	2.72	2.19	0.51	464	71	0.01	8	380	44	0.45	5	8	0.11	48	10	48	30
JM DH-04-05	177	178	201712	EXT	0.452	25.1	6.83	194	180	2.1	6	0.06	22.3	6	35	8800	3.98	1.82	0.82	320	70	0.01	20	640	1445	1.26	445	23	0.18	103	10	2340	130
JM DH-04-05	178	179	201713	EXT	0.464	27.3	6.08	244	180	1.6	4	0.02	36.8	4	6	8880	1.91	1.85	0.55	204	94	0.01	10	380	1885	1.46	488	15	0.08	41	10	4210	130
JM DH-04-05	179	180	201714	EXT	0.258	1.8	6.01	8	250	1.9	2	0.1	3.8	7	45	6250	3.1	1.86	1.63	828	67	0.02	24	730	120	0.51	12	28	0.21	83	10	300	10

RDH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-04-05	180	181	201715	EXT	0.381	1.2	6.38	15	570	1.6	2	0.1	1.3	8	4	5420	4.33	1.84	1.22	653	57	0.57	8	880	82	0.34	13	60	0.16	60	10	226	10
JM DH-04-05	181	182	201716	EXT	0.238	1	6.84	4	740	1.4	2	0.16	1.8	7	7	3120	3.77	2.82	1.02	790	31	1.36	10	880	40	0.27	7	94	0.19	57	10	296	10
JM DH-04-05	182	183	201717	EXT	0.431	1.8	6.88	10	800	1.7	2	0.15	1.7	10	4	5140	5.1	2.17	1.08	882	40	0.37	22	840	40	0.42	8	74	0.18	58	10	244	10
JM DH-04-05	183	184	201718	EXT	0.456	1.8	5.85	12	510	1.5	2	0.07	1.4	8	7	7520	3.44	1.88	0.91	433	50	0.1	11	530	31	0.40	8	57	0.13	60	10	173	10
JM DH-04-05	184	185	201719	EXT	0.334	1.4	4.52	11	910	1.5	2	0.12	2.6	7	3	4630	4.3	1.87	0.82	410	51	0.72	8	800	32	0.38	6	79	0.16	63	10	153	10
JM DH-04-05	185	186	201720	EXT	0.448	1.5	4.75	10	780	1.6	2	0.08	0.9	4	4	7540	3.86	1.62	0.78	386	57	0.11	12	610	30	0.43	11	70	0.17	78	10	158	10
JM DH-04-05	186	187	201721	EXT	0.5	1.7	8.71	12	800	1.8	2	0.06	6.6	6	3	8210	4.99	1.99	0.64	636	43	0.42	10	570	53	0.42	5	82	0.16	73	10	202	10
JM DH-04-05	187	188	201722	EXT	0.480	1.9	6.88	10	780	2.2	2	0.04	1.5	7	5	6820	4.31	2.06	0.92	434	23	0.07	17	830	56	0.43	10	84	0.13	65	10	221	10
JM DH-04-05	188	189	201723	EXT	0.486	2.1	8.1	6	480	1.5	4	0.04	1.7	8	3	7380	3.96	1.84	0.61	703	64	0.06	12	440	30	0.78	8	28	0.14	61	10	164	10
JM DH-04-05	189	190	201724	EXT	0.483	2.6	5.83	9	640	1.5	4	0.03	1.3	4	15	11500	5	1.88	0.85	606	71	0.07	10	470	40	0.63	8	40	0.11	44	10	195	10
JM DH-04-05	190	191	201725	EXT	0.509	1.9	4.18	11	840	1.2	2	0.05	1	4	8	6300	4.06	2.09	0.7	644	140	0.11	8	510	34	0.56	5	48	0.13	60	10	177	10
JM DH-04-05	191	192	201726	EXT	0.381	2.1	7.43	14	1085	1.4	2	0.04	2.8	8	6	6110	5.12	2.06	0.87	1005	82	0.14	11	800	38	0.62	10	78	0.17	72	10	221	10
JM DH-04-05	192	193	201727	EXT	0.787	2.9	4.01	14	780	2.1	3	0.08	1.3	7	2	7720	5.46	2	0.59	1495	44	0.05	20	320	41	0.58	6	50	0.13	64	10	236	10
JM DH-04-05	193	194	201728	EXT	0.483	3.1	4.35	10	540	1.6	2	0.08	2.5	7	4	5670	4.53	1.88	0.96	1115	40	0.12	8	520	28	0.48	4	38	0.1	47	10	249	10
JM DH-04-05	194	195	201729	EXT	0.286	1.4	7.57	10	980	1.6	2	0.15	1.4	7	2	3830	3.07	2.06	0.93	910	54	0.05	8	830	32	0.3	8	67	0.1	50	10	279	10
JM DH-04-05	195	196	201730	EXT	0.216	1.6	7.8	11	550	1.6	2	0.17	2.4	10	4	2230	4.43	2	0.88	1565	53	0.04	5	660	55	0.27	5	63	0.1	44	10	388	10
JM DH-04-05	196	197	201731	EXT	0.256	1.6	7.65	11	470	1.6	2	0.11	3	7	1	3730	5.56	1.96	0.54	2180	58	0.02	7	660	41	0.27	6	17	0.1	52	10	292	10
JM DH-04-05	197	198	201732	EXT	0.298	1.5	7.83	12	530	1.8	2	0.13	4.1	5	4	3240	4.01	1.96	0.72	1005	80	0.56	12	950	93	0.42	8	48	0.1	52	10	407	10
JM DH-04-05	198	199	201733	EXT	0.373	1.9	7.14	11	880	1.7	2	0.1	3.5	8	3	6470	4.35	2.03	0.98	658	74	0.36	11	600	88	0.39	9	84	0.15	58	10	313	10
JM DH-04-05	199	200	201734	EXT	0.438	1.5	7.2	11	700	1.8	3	0.14	2.1	8	19	4020	4.45	2.07	1.58	666	31	0.22	15	710	48	0.4	11	48	0.28	85	10	272	10
JM DH-04-05	200	201	201735	EXT	0.481	1.7	5.44	5	460	1.4	2	0.02	0.6	8	2	6660	2.57	2.66	0.88	464	77	0.02	12	380	5	0.93	5	12	0.05	27	10	134	10
JM DH-04-05	201	202	201736	EXT	0.901	1.9	5.29	9	870	1.2	2	0.02	3.2	6	4	4880	2.83	1.9	0.74	445	213	0.02	6	310	8	0.54	5	14	0.04	22	10	294	10
JM DH-04-05	202	203	201737	EXT	0.37	2	5.52	6	680	1.2	2	0.03	4.9	7	5	4730	2.82	1.84	0.87	519	78	0.03	6	290	182	0.87	6	16	0.05	28	10	483	10
JM DH-04-05	203	204	201738	EXT	0.48	2.4	4.78	5	330	1.2	2	0.03	2.1	7	5	5880	3.07	1.98	0.43	731	54	0.01	6	290	129	0.88	8	11	0.05	25	10	230	10
JM DH-04-05	204	205	201739	EXT	0.628	2.5	4.82	11	390	1.5	3	0.02	5.6	4	1	8430	3.03	1.84	0.58	913	74	0.01	8	280	141	0.71	7	11	0.04	27	10	289	10
JM DH-04-05	205	206	201740	EXT	0.504	3.6	5.38	11	240	1.4	2	0.01	3.6	3	4	8110	3.26	1.88	0.7	798	50	0.02	12	360	230	0.88	5	10	0.05	34	10	340	10
JM DH-04-05	206	207	201741	EXT	0.588	2.7	5.4	12	380	1.4	2	0.01	5.7	6	3	7780	2.12	1.86	0.48	186	59	0.02	14	330	355	0.63	5	19	0.06	33	10	534	10
JM DH-04-05	207	208	201742	EXT	0.87	2.5	4.86	12	630	1.5	2	0.01	2.3	6	4	7840	4.09	1.84	0.78	981	85	0.02	11	320	77	0.65	4	28	0.08	40	10	388	10
JM DH-04-05	208	209	201743	EXT	0.771	1.6	4.14	5	340	1	2	0.01	0.9	6	4	8630	3.98	1.74	0.73	780	595	0.01	7	230	20	0.66	5	8	0.04	31	10	182	10
JM DH-04-05	209	210	201744	EXT	0.547	2.2	4.11	8	400	1.1	2	0.01	2.6	4	5	8200	3.88	1.87	0.86	631	46	0.01	7	270	45	0.62	5	6	0.04	30	10	237	10
JM DH-04-05	210	211	201745	EXT	0.837	2.5	4.92	7	480	1.1	2	0.01	1.3	5	2	9320	3.02	1.88	0.7	380	52	0.02	6	240	15	0.74	5	14	0.05	33	10	134	10
JM DH-04-05	211	212	201746	EXT	0.842	2.8	4.35	8	340	1.1	14	0.01	1.4	6	3	12600	4.09	1.78	0.56	283	73	0.02	8	210	9	1.48	5	11	0.05	48	10	126	10
JM DH-04-05	212	213	201747	EXT	0.377	1.6	6.75	13	400	1.5	9	0.02	1.6	7	4	6780	3.58	2	0.94	628	40	0.03	11	380	14	0.88	4	13	0.08	44	10	171	10
JM DH-04-05	213	214	201748	EXT	0.25	1.2	6.25	8	650	1.9	2	0.04	3.8	6	4	2900	4.32	2.02	1.06	786	18	0.08	14	740	5	6.3	11	16	0.12	57	10	203	10
JM DH-04-05	214	215	201749	EXT	0.437	2.7	6.27	13	370	1.9	2	0.07	16.4	12	1	4730	5	1.84	0.90	1010	79	0.06	12	640	214	2.34	18	20	0.14	53	10	1805	10
JM DH-04-05	215	216	201750	EXT	0.424	2.1	7.81	17	680	2	2	0.05	2.6	7	3	6620	5.21	2.12	0.47	771	112	0.07	9	700	51	0.66	18	17	0.13	60	10	279	10
JM DH-04-05	216	217	201751	EXT	0.231	1.7	6.16	14	650	1.5	2	0.03	1.6	7	2	4630	4.35	2.11	0.93	798	52	0.06	12	610	12	0.43	11	18	0.12	58	10	180	10
JM DH-04-05	217	218	201752	EXT	0.168	1.1	7.75	8	710	1.6	2	0.02	1.5	6	4	4080	4.79	1.88	0.85	864	45	0.06	9	330	80	0.34	13	18	0.11	57	10	201	10
JM DH-04-05	218	219	201753	EXT	0.354	1.5	6.99	13	600	1.7	2	0.03	1.1	5	1	4630	7.11	2.87	0.84	2020	47	0.03	8	380	75	4.4	14	17	0.1	58	10	380	10
JM DH-04-05	219	220	201754	EXT	0.511	3.6	6.8	13	510	1.5	5	0.01	2.1	4	1	9530	3.72	1.03	0.76	641	86	0.03	12	270	71	1.58	20	18	0.1	57	10	251	10
JM DH-04-05	220	221	201755	EXT	0.88	11	6.38	17	150	1.5	20	0.04	11.4	4	1	21200	6.07	1.01	0.76	598	35	0.04	16	480	305	4.75	30	18	0.08	65	10	1856	10
JM DH-04-05	221	222	201756	EXT	0.432	3.7	6.18	9	800	1.9	2	0.03	1.8	5	1	6430	3.57	1.97	0.41	598	88	0.06	12	480	82	0.66	14	26	0.12	58	10	225	10
JM DH-04-05	222	223	201757	EXT	0.385	36.8	7.47	48	430	2	2	0.18	37.8	10	2	3790	4.05	1.82	0.79	1120	50	0.04	9	1100	332	1.94	158	18	0.08	54	10	3330	50
JM DH-04-05	223	224	201758	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	4870	3.37	2	0.57	286	108	0.04	10	610	682	2.44	241	17	0.08	40	10	5740	110
JM DH-04-05	224	225	201759	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	2900	2.21	1.94	0.91	298	21	0.04	6	180	5	0.34	12	5	0.05	22	10	108	10
JM DH-04-05	225	226	201760	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	4800	2.62	1.91	0.98	370	42	0.03	4	180	23	0.61	21	8	0.05	28	10	111	10
JM DH-04-05	226	227	201761	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	30	9080	4.28	2.08	0.79	488	64	0.02	18	410	14800	4.91	2320	12	0.13	63	10	40400	570
JM DH-04-05	227	228	201762	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	5730	3.74	1.91	0.79	432	72	0.02	13	280	29	1.48	30	11	0.1	47	10	208	10
JM DH-04-05	228	229	201763	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	5660	3.82	2.09	0.75	452	48	0.01	17	380	47	1.08	25	30	0.07	43	10	217	10
JM DH-04-05	229	230	201764	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	6440	3.24	1.96	0.67	285	70	0.04	13	340	42	0.88	9	14	0.05	31	10	132	10
JM DH-04-05	230	231	201765	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	6640	3.15	1.82	0.56	308	231	0.01	18	380	16	1.77	22	11	0.04	25	10	138	10
JM DH-04-05	231	232	201766	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	5660	2.54	1.84	0.81	287	111	0.07	11	180	5	0.74	8	8	0.04	32	10	88	10
JM DH-04-05	232	233	201767	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2	6340	3.84	1.8	0.42	237	97	0.02	8	300	5	1.13	7	8	0.04	58	10	79	10
JM DH-04-05	233	234	201768	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	7150	2.63	1.66	0.5	185	102	0.03	10	240	13	1.2	5	10	0.04	28	10	86	10
JM DH-04-05	234	235	201769	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	5700	3.46	1.82	0.83	389	38	0.03	8	180	11	0.4	5	8	0.04	34	10	100	10
JM DH-04-05	235	236	201770	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	6380	3.21	1.82	0.88	422	44	0.03	11	190	7	0.86	7	8	0.04	34	10	108	10
JM DH-04-05	236	237	201771	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3	7380	2.56	1.76	0.82	337	148	0.03	10	180	8	0.77	6	6	0.03	32	10	104	10
JM DH-04-05	237	238	201772	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	10800	4.88	1.96	0.58	290	116	0.02	13	650	578	3.41	61	27	0.06	48	10	1830	10
JM DH-04-05	238	239	201773	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	21100	6.3	1.9	0.74	636	44	0.03	14	330	45	5.6	11	15	0.14	74	10	277	10
JM DH-04-05	239	240	201774	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	13190	7.13	1.88	0.64	1140	44	0.02	15	420	123	3.27	11	22	0.16	91	10	249	10
JM DH-04-05	240	241	201775	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18	6680	5.38	1.72	0.79	981	102	0.08	14	280	28	0.91	12	13	0.21	84	10	167	10
JM DH-04-05	241	242	201776	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	6880	11.25	1.82	0.91	2700	83	0.01	12	380	44	0.88	24	12	0.2	84	10	404	10
JM DH-04-05	242	243	201777	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	6880	7.74	2.18	1.52	2320	37	0.03	13	470	31	0.37	14	21	0.34	91	10	318	10
JM DH-04-05	243	244	201778	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	6150	4.58	2.02	1.13	982	58	0.04	24	640	22	0.87	10	48	0.23	88	10	180	10
JM DH-04-05	244	245	201779	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	16	8580	4.44	2.11	0.88	845	108	0.04	31	200	6	0.91	11	16	0.17	100	10	130	10
JM DH-04-05	245	246	201780	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	19	7580	6.46	1.87	1.1	1510	44	0.04	14	530	86	0.91	11	28	0.26	92	10	301	10
JM DH-04-05	246	247	201781	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	22	3440	7.58	2.15	1.22	1815	78	0.04	12	630	30	0.44	13	22	0.26	97	10	381	10
JM DH-04-05	247	248	201782	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	27	3840	5.84	1.88	0.81	458	42	0.04	21	600	18	0.34	8	15	0.22	94	10	134	30
JM DH-04-05	248	249	201783	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	28	3868	5.78	1.94	0.71	798	58	0.04	14	370	12	0.36	10	11	0.2	91	10	136	10
JM DH-04-05	249	250	201784	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	38	4800	4.08	2.13	0.82	3000	120	0.03	14	518	13	1.22	11	7	0.18	73	10	288	10
JM DH-04-05	250	251	201785	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	4780	10.4	1.82	0.82	3730	88	0.02	15	440	13	2.28	8	7	0.11	63	10	418	10
JM DH-04-05	251	252	201786	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18	4440	8.58	1.92	0.83	3130	52	0.02	13	430	15	2.41	8	6	0.08	91	10	244	10
JM DH-04-05	252	253	201787	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	5	3858	7.14	1.27	0.88	2900	222	0.01	13	180	17	1.43	5	3	0.04	27	10	257	10
JM DH-04-05	253	254	201788	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	6320	7.34	1.41	0.7	2280	41	0.01	18	380	6	2.33	8	4	0.03	32	10	278	10
JM DH-04-05	254	255	201789	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12	5850	8.5	1.37	0.56	1835	108	0.01	18	330	6	1.84	8	3	0.04	28	10	170	10
JM DH-04-05	255	256	201790	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	4620	5.08	1.44	0.7	1636	79	0.01	15	270	4	1.08	5	4	0.04	31	10	168	10
JM DH-04-05	256	257	201791	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	9	6430	3.88	1.88	0.56	877	64	0.02	19	280	7	0.58	5	19	0.04	34	10	135	10
JM DH-04-05	257	258	201792	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	6080	2.7	1.94	0.77	434	42	0.03	12	140	4	0.44	5	8	0.03	38	10	67	10
JM DH-04-05	258	259	201793	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	5410	2.83	1.83	0.88	346	65	0.03	14	160	4	0.88	5	17	0.03	34	10	73	10
JM DH-04-05	259	260	201794	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	4610	3.1	1.84	0.72	340	42	0.02	13	170	8	2.33	7	22	0.03	38	10	67	10
JM DH-04-05	260	261	201795	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	5470	3.10	1.74	0.81	200	97	0.07	15	270	10	2.36	5	12	0.03	27	10	80	10
JM DH-04-05	261	262	201796	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	6130	3.31	1.6	0.85	240	188	0.02	11	210	25	2.04	18	19	0.03	23	10	42	30
JM DH-04-05	262	263	201797	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	5410	2.53	1.72	0.82	287	77	0.04	12	160	14	1.34	5	7	0.03	19	10	78	30
JM DH-04-05	263	264	201798	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	5040	2.2	1.52	0.64	224	74	0.01	11	210	17	1.04	7	10	0.03	21	10	97	30
JM DH-04-05	264	265	201799	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	13	5670	2.42	1.84	0.85	227	186	0.02	15	280	13	0.94	11	14	0.03	25	10	72	30
JM DH-04-05	265	266	201800	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14	3700	2.74	1.78	0.72	201	39	0.01	17	340	20	1.86	12	27	0.05	34	10	75	30
JM DH-04-05	266	267	201801	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	29	3780	5.85	2	0.87	528	45	0.01	21	380	27	3.64	8	80	0.14	72	10	158	70
JM DH-04-05	267	268	201802	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	2630	4.83	2.83	0.85	679	44	0.03	18	490	33	2.88	5	72	0.11	41	10	194	30
JM DH-04-05	268	269	201803	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	3870	4.71	1.86	0.53	583	36	0.01	18	380	126	2.57	7	38	0.1	34	10	318	80
JM DH-04-05	269	270	201804	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	4210	5.51	2.08	0.88	802	56	0.01	12	860	42	3.4	8	41	0.1	48	10	180	50
JM DH-04-05	270	271	201805	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	3830	4.19	1.63	0.54	412	64	0.01	13	1020	28	2.84	5	60	0.08	46	10	152	40
JM DH-04-05	271	272	201806	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11	4870	4.82	2.03	0.41	258	202	0.01	15	510	22	4.18	5	21	0.07	47	10	157	70
JM DH-04-05	272	273	201807	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11	4400	5.48	1.63	0.58	858	83	0.01	16	440	36	2.07	8	8	0.08	54	10	251	40
JM DH-04-05	273	274	201808	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11	5400	5.83	1.82	0.75	713	39	0.04	11	470	24	2.07	5	8	0.08	57	10	198	10
JM DH-04-05	274	275	201809	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	14	3080	5.31	1.9	0.75	888	82	0.01	13	400	18	0.93	5	3	0.08	50	10	301	10
JM DH-04-05	275	276	201810	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	3858	6.71	1.92	0.75	830	144	0.02	8	420	13	6.56	6	4	0.08	53	10	200	10
JM DH-04-05	276	277	201811	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	9	4270	5.58	1.88	0.64	1080	68	0.01	15	520	108	1.76	6	8	0.08	57	10	633	10
JM DH-04-05	277	278	201812	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	3780	5.04	1.42	0.65	838	50	0.01	9	470	22	6.96	5	6	0.07	41	10	194	10
JM DH-04-05	278	279	201813	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	6400	4.01	2.08	0.56	421	98	0.01	17	420	25	1.2	5	15	0.08	82	10	208	10
JM DH-04-05	279	280	201814	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	5140	4.3	2	0.6	380	71	0.01	14	630	17	1.36	5	32	0.07	81	10	178	10
JM DH-04-05	280	281	201815	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	5700	4.34	1.9	0.81	435	102	0.02	13	630	16	1.9	5	21	0.06	50	10	188	20
JM DH-04-05	281	282	201816	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	4020	4.11	1.91	0.71	525	104	0.01	11	530	38	0.48	5	18	0.08	43	10	202	10
JM DH-04-05	282	283	201817	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	3180	6.16	2.04	0.86	532	46	0.44	13	780	7	0.34	8	51	0.1	48	10	388	10
JM DH-04-05	283	284	201818	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	3530	4.1	2.06	1.08	636	52	0.87	12	730	12	0.38	5	61	0.08	46	10	452	10
JM DH-04-05	284	285	201819	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	3300	4.01	1.96	0.83	483	32	1	18	730	6	0.57	5	111	0.11	48	10	488	10
JM DH-04-05	285	286	201820	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7	2880	3.5	1.87	0.87	324	34	0.27	13	800	8	1.18	5	56	0.11	80	10	176	10
JM DH-04-05	286	287	201821	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	2430	2.88	1.86	0.81	148	51	0.33	14	900	31	1.24	5	388	0.2	64	10	116	10
JM DH-04-05	287	288	201822	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	9	3320	2.77	2.84	0.53	140	68	0.3	14	380	26	1.73	5	222	0.14	54	10	109	10
JM DH-04-05	288	289	201823	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8	5040	3.80	1.87	0.65	198	122	0.27	20	620	29	1.78	5	414	0.14	93	10	142	10
JM DH-04-05	289	290	201824	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	2620	2.96	1.88	0.54	138	23	0.32	17	930	27	2.28	8	386	0.13	98	10	112	10
JM DH-04-05	290	291	201825	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	2980	2.08	2.82	0.38	111	30	0.38	18	710	26	1.81	5	488	0.16	54	10	88	10
JM DH-04-05	291	292	201826	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	3170	2.45	2.06	0.28	73	31	0.4	11	720	31	2.14	5	529	0.13	50	10	86	10
JM DH-04-05	292	293	201827	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	6	4780	3.45	1.98	0.18	48	67	0.34	10	610	28	3.04	5	644	0.12	58	10	31	10
JM DH-04-05	293	294	201828	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4	3180	2.08	2.08	0.37	101	77	0.42	13	800	34	2.18	5	488	0.17	58	10	76	10



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_t_ppb
JM DH-04-05	408	409	201643	EXT	0.116	0.5	7.46	10	580	1.9	2	0.28	0.7	6	7	1405	4.09	1.38	0.81	386	44	0.28	8	1250	2	1.69	5	83	0.09	48	10	142	10
JM DH-04-05	409	410	201644	EXT	0.172	0.5	7.14	7	370	1.9	2	0.28	0.5	6	5	1655	4.36	1	0.72	386	33	0.43	8	1300	2	2.43	5	58	0.1	48	10	168	10
JM DH-04-05	410	411	201645	EXT	0.256	0.6	7.1	6	510	1.9	2	0.19	0.6	6	5	2050	3.92	1.16	0.62	365	36	0.2	7	450	2	1.34	5	50	0.1	48	10	164	140
JM DH-04-05	411	412	201646	EXT	0.183	0.5	6.82	6	810	1.4	2	0.12	0.5	6	5	1945	3.43	1	0.67	272	24	0.37	6	480	2	1.35	5	56	0.11	48	10	140	10
JM DH-04-05	412	413	201647	EXT	0.260	0.6	7.74	12	560	1.8	2	0.16	1.3	6	5	3500	3.81	2.3	0.96	282	23	1.16	7	620	2	1.49	5	80	0.13	48	10	232	40
JM DH-04-05	413	414	201648	EXT	0.194	0.6	7.8	6	600	1.5	2	0.15	0.8	5	4	2220	4.10	2.07	1.12	374	37	1.28	8	630	2	1.23	5	85	0.1	53	10	298	10
JM DH-04-05	414	415	201649	EXT	0.142	0.5	7.46	6	430	1.2	2	0.07	0.6	5	6	1210	4.81	2.15	0.64	247	12	0.9	8	540	2	2.85	5	58	0.11	57	10	162	10
JM DH-04-05	415	416	201650	EXT	0.134	0.5	7.86	6	860	2.2	2	0.17	0.6	5	4	1280	4.7	2.26	1.12	325	12	0.44	7	1120	2	1.98	5	88	0.12	54	10	307	10
JM DH-04-05	416	417	201651	EXT	0.144	0.5	8.04	7	810	1.8	2	0.11	0.8	5	5	1480	4.31	2.3	1.06	287	21	0.86	7	770	2	1.8	5	80	0.12	54	10	363	10
JM DH-04-05	417	418	201652	EXT	0.153	0.5	7.89	10	520	1.2	2	0.11	0.5	6	5	1635	4.21	2.4	1.08	241	116	0.31	7	410	2	2.18	5	45	0.12	56	10	268	10
JM DH-04-05	418	419	201653	EXT	0.146	0.6	6.81	11	360	1.8	2	0.13	0.7	10	5	2150	3.85	2.14	1.19	238	21	0.1	10	880	2	2.34	5	44	0.12	51	10	382	10
JM DH-04-05	419	420	201654	EXT	0.186	0.6	7.13	6	450	1.8	2	0.12	0.6	6	7	2120	3.81	2.33	1.31	302	38	0.07	8	316	2	1.87	5	27	0.13	52	10	428	30
JM DH-04-05	420	421	201655	EXT	0.305	1.1	5.16	5	360	1.2	3	0.18	1.3	7	4	3500	3.7	2.14	0.79	211	32	0.01	11	378	2	2.85	5	27	0.09	45	10	144	20
JM DH-04-05	421	422	201656	EXT	0.235	0.7	5.85	6	410	1.2	2	0.2	0.5	6	10	2880	3.49	2.28	0.88	179	33	0.01	5	480	2	1.34	5	44	0.11	44	10	162	10
JM DH-04-05	422	423	201657	EXT	0.223	0.6	6.06	6	370	1.2	2	0.17	0.6	7	4	2630	4.34	2.39	0.72	181	25	0.01	4	480	2	2.36	5	23	0.11	54	10	146	20
JM DH-04-05	423	424	201658	EXT	0.207	0.6	6.82	5	480	1.2	2	0.21	0.6	7	10	2880	3.85	2.35	0.79	199	50	0.01	5	680	2	2.07	5	37	0.1	50	10	118	10
JM DH-04-05	424	425	201659	EXT	0.249	0.5	7.75	6	560	1.5	2	0.22	0.5	6	4	2228	4.2	2.41	1.13	134	28	0.03	5	290	2	2.03	5	27	0.12	54	10	336	10
JM DH-04-05	425	426	201660	EXT	0.17	0.5	7.44	6	380	1.7	2	0.19	0.7	6	4	1565	4.89	2.23	1	384	144	0.07	5	940	2	2.51	5	34	0.1	44	10	483	10
JM DH-04-05	426	427	201661	EXT	0.142	0.5	7.35	6	460	1.8	2	0.14	0.6	5	4	1575	4.34	2.29	1.03	126	43	0.49	5	830	2	1.22	5	36	0.15	50	10	661	10
JM DH-04-05	427	428	201662	EXT	0.156	0.5	7.4	6	820	2.1	2	0.17	1	6	7	2070	4.34	2.34	1.07	282	114	0.46	6	820	2	1.62	5	37	0.14	48	10	840	10
JM DH-04-05	428	429	201663	EXT	0.126	0.5	7.54	6	460	2.2	2	0.08	0.8	5	5	1505	4.62	2.24	1.23	336	21	0.29	6	780	2	1.23	5	29	0.17	54	10	324	50
JM DH-04-05	429	430	201664	EXT	0.171	0.5	7.14	6	870	1.7	2	0.18	0.7	7	7	1658	3.9	2.3	1.09	275	23	0.71	5	480	2	1.36	5	31	0.13	51	10	479	10
JM DH-04-05	430	431	201665	EXT	0.164	0.6	7.16	6	540	1.7	2	0.17	0.6	7	5	1565	3.51	2.31	0.98	243	63	1.06	5	800	2	1.98	5	42	0.12	48	10	445	10
JM DH-04-05	431	432	201666	EXT	0.157	0.5	6.82	6	610	1.8	2	0.1	0.6	6	6	1360	4.87	2.26	1.05	281	13	1.02	5	510	2	0.86	5	42	0.14	50	10	288	10
JM DH-04-05	432	433	201667	EXT	0.324	0.6	6.81	5	330	2.5	2	0.3	0.7	6	6	3020	4.86	2.22	0.88	317	64	0.86	5	1350	2	2.64	5	27	0.12	47	10	391	20
JM DH-04-05	433	434	201668	EXT	0.187	0.7	6.82	5	480	1.8	2	0.18	0.5	7	5	1795	4.3	2.34	0.89	376	27	1.44	5	700	2	1.39	5	56	0.13	50	10	241	10
JM DH-04-05	434	435	201669	EXT	0.227	0.5	7.23	5	530	1.7	2	0.19	0.6	6	6	2330	4.15	2.45	0.95	219	31	1.35	5	630	2	1.69	5	54	0.12	35	10	164	20
JM DH-04-05	435	436	201670	EXT	0.146	0.5	7.25	6	310	2	2	0.19	1.1	4	5	1425	3.88	2.17	0.95	380	16	1.72	6	760	2	0.82	5	79	0.13	50	10	266	10
JM DH-04-05	436	437	201671	EXT	0.158	0.7	7.1	6	440	1.6	2	0.18	0.8	6	5	1975	3.6	2.1	0.95	283	17	1.64	6	520	2	0.97	5	73	0.13	48	10	233	10
JM DH-04-05	437	438	201972	EXT	0.162	0.6	6.87	7	530	1.7	2	0.18	0.7	7	6	1820	4.06	2.33	0.88	238	115	1.15	5	800	2	1.48	5	53	0.14	48	10	208	10
JM DH-04-05	438	439	201973	EXT	0.145	0.5	7.79	5	540	1.9	2	0.18	0.8	7	6	1645	4.38	2.31	1.03	287	56	1.22	6	680	2	1.17	5	52	0.15	50	10	242	10
JM DH-04-05	439	440	201974	EXT	0.17	0.5	7.47	11	480	1.8	2	0.25	0.7	6	7	1705	3.45	2.3	1.38	356	12	1.1	8	420	2	0.98	5	55	0.14	48	10	282	10
JM DH-04-05	440	441	201975	EXT	0.173	0.8	7.87	5	460	1.5	2	0.15	0.5	4	6	1870	4.15	2.11	1.1	316	15	2.33	10	550	2	0.78	5	102	0.17	50	10	251	10
JM DH-04-05	441	442	201976	EXT	0.208	0.8	6.66	6	480	1.8	2	0.17	0.7	12	8	2840	3.78	2.36	1.18	287	73	0.03	10	480	2	1.64	5	25	0.12	48	10	200	10
JM DH-04-05	442	443	201977	EXT	0.241	0.8	6.95	9	520	1.8	2	0.28	0.6	8	7	2450	3.71	2.28	0.8	282	108	0.48	8	1120	2	1.74	5	79	0.12	45	10	402	10
JM DH-04-05	443	444	201978	EXT	0.331	0.8	6.76	11	480	1.8	2	0.18	0.7	7	6	4180	3.54	2.34	1.24	372	47	0.01	13	840	2	1.81	5	52	0.11	48	10	217	20
JM DH-04-05	444	445	201979	EXT	0.274	1	5.88	7	520	1.3	2	0.23	0.7	5	10	3340	3.75	2.44	1.13	280	37	0.01	11	380	2	1.19	5	31	0.12	43	10	174	10
JM DH-04-05	445	446	201980	EXT	0.350	1.8	5.54	7	530	1.2	2	0.13	0.7	5	12	3800	4.82	2.32	1	376	33	0.23	11	380	2	1.22	5	38	0.12	40	10	246	20
JM DH-04-05	446	447	201981	EXT	0.388	0.8	5.07	5	880	1.1	2	0.1	1	7	8	3080	3.77	2.34	0.93	315	57	0.75	8	340	8	1.61	5	52	0.12	38	10	880	10
JM DH-04-05	447	448	201982	EXT	0.475	1.3	4.64	5	380	1	2	0.22	0.5	7	12	4370	2.83	1.85	0.84	170	33	0.06	24	388	18	1.61	5	16	0.08	37	10	67	10
JM DH-04-05	448	449	201983	EXT	0.340	1.2	5.47	5	980	1.4	2	0.08	1	11	18	3380	3.96	1.83	0.84	365	28	0.74	31	580	25	6.88	5	52	0.13	48	10	382	10
JM DH-04-05	449	450	201984	EXT	0.252	0.8	6.34	6	450	1.4	2	0.11	0.5	16	8	2410	3.77	1.84	0.82	345	24	0.67	31	540	16	1.61	5	52	0.13	48	10	381	30
JM DH-04-05	450	451	201985	EXT	0.321	1	6.05	5	980	1	2	0.14	0.5	6	11	3880	3.78	1.8	0.8	271	88	0.87	38	180	18	6.84	5	73	0.12	42	10	387	10
JM DH-04-05	451	452	201986	EXT	0.356	1.1	6.4	7	620	1.4	2	0.14	0.8	6	10	3760	3.78	1.85	0.82	288	120	0.31	30	530	11	1.08	5	40	0.12	36	10	282	10
JM DH-04-05	452	453	201987	EXT	0.334	0.8	6.33	5	420	1.2	2	0.08	0.5	5	10	3780	3.98	1.82	0.88	283	43	0.24	26	520	12	1.17	5	41	0.11	40	10	296	10
JM DH-04-05	453	454	201988	EXT	0.317	1.2	5.56	8	480	1.2	2	0.28	0.5	6	8	4290	2.93	1.68	0.52	124	110	0.08	24	510	12	1.68	5	46	0.08	41	10	101	10
JM DH-04-05	454	455	201989	EXT	0.248	0.8	5.78	5	430	1.2	2	0.08	0.5	6	8	3110	3.84	1.79	0.88	274	58	0.06	30	380	7	1.28	5	11	0.1	44	10	106	10
JM DH-04-05	455	456	201990	EXT	0.377	1.1	4.77	10	380	1	3	0.07	0.5	8	21	4080	2.4	1.88	0.53	107	91	0.07	19	400	7	1.64	5	14	0.07	35	10	88	10
JM DH-04-05	456	457	201991	EXT	0.264	1	6.18	5	380	1.5	2	0.08	0.5	11	10	3330	3.75	1.81	1	258	38	0.08	30	540	9	2.2	5	13	0.08	46	10	180	10
JM DH-04-05	457	458	201992	EXT	0.536	1.6	5.1	6	440	1.2	4	0.08	0.5	10	13	5760	3.24	1.86	0.85	215	125	0.07	27	430	18	1.38	5	12	0.08	44	10	143	10
JM DH-04-05	458	459	201993	EXT	0.44	1.1	5.48	7	470	1.4	3	0.18	0.4	7	14	5250	4.48	1.78	0.83	373	80	0.07	36	600	6	1.02	5	12	0.12	44	10	164	10
JM DH-04-05	459	460	201994	EXT	0.351	1.2	6.03	5	480	1.9	3	0.46	0.5	6	21	4280	3.72	1.82	0.86	231	56	0.08	38	1120	6	1.58	5	16	0.13	52	10	130	10
JM DH-04-05	460	461	201995	EXT	0.378	0.8	5.58	7	530	1.4	3	0.08	0.5	5	13	3670	5.01	1.67	0.86	482	54	0.07	38	680	9	0.75	5	17	0.13	47	10	188	10
JM DH-04-05	461	462	201996	EXT	0.516	1.3	5.6	5	470	1.1	2	0.07	0.5	1	15	5000	3.93	1.81	0.53	144	46	0.06	32	478	9	1.38	5	16	0.1	37	10	88	10
JM DH-04-05	462	463	201997	EXT	0.653	1.4	6.27	13	600	1.2	3	0.12	0.5	6	12	4510	4.28	1.83	0.81	311	51	0.08	34	380	35	0.88	5	17	0.12	52	10	134	20
JM DH-04-05	463	464	201998	EXT	0.337	0.7	6.14	13	570	1.4	3	0.08	0.5	18	12	2040	5.48	1.67	0.86	488	14	0.33	38	410	10	0.67	5	50	0.13	42	10	230	10
JM DH-04-05	464	465	201999	EXT	0.277	0.8	6.24	11	470	1.5	2	0.1	0.5	8	11	2440	4.08	1.82	0.74	300	29	0.08	31	400	10	1.12	5	29	0.14	48	10	182	10
JM DH-04-05	465	466	202000	EXT	0.316	1.4	7.27	8	380	1.8	2	0.05	0.6	14	8	3140	4.18	1.84	0.82	258	37	0.1	30	980	62	1.7	5	29	0.13	56	10	138	10
JM DH-04-05	466	467	202001	EXT	0.482	1	4.88	6	370	1.1	2	0.08	0.5	8	12	4180	3.36	1.7	0.65	304	37	0.08	28	300	8	1.01	5	25	0.08	34	10	100	10
JM DH-04-05	467	468	202002	EXT	0.517	1.5	4.88	8	380	1.3	2	0.18	0.5	4	15	4180	3.74	1.8	0.96	344	130	0.1	32	640	13	1.28	5	25	0.11	38	10	188	10
JM DH-04-05	468	469	202003	EXT	0.450	1	5.48	8	420	1.8	4	0.18	0.5	8	11	3620	4.71	1.78	1.13	308	64	0.14	36	690	11	1.18	5	38	0.14	43	10	158	10
JM DH-04-05	469	470	202004	EXT	0.365	0.8	5.37	5	570	1.6	3	0.1	0.8	6	12	2880	5.08	1.82	1.04	372	72	0.21	38	640	24	1.28	5	50	0.12	48	10	166	10
JM DH-04-05	470	471	202005	EXT	0.384	0.7	6.87	8	580	1.4	4	0.08	0.5	8	12	3280	6.17	1.68	1.18	410	23	0.1	38	350	17	0.78	5	36	0.15	61	10	204	10
JM DH-04-05	471	472	202006	EXT	0.479	1	5.13	8	460	1.3	2	0.2	0.5	8	10	4050	3.82	1.8	0.83	391	182	0.07	28	400	21	1.42	5	44	0.17	45	10	198	10
JM DH-04-05	472	473	202007	EXT	0.478	1.2	5.17	5	510	1	3	0.08	1.6	12	1	3440	4.41	2.08	0.88	448	34	0.47	11	280	47	1.18	5	58	0.14	43	10	288	10
JM DH-04-05	473	474	202008	EXT	0.38	1.1	5.2	5	480	1.1	4	0.12	0.5	18	1	2640	4.07	2.01	0.93	480	15	0.14	18	380	22	1.04	5	26	0.14	48	10	164	10
JM DH-04-05	474	475	202009	EXT	0.384	1.7	5.43	5	380	1.3	4	0.2	0.5	8	1	3450	4.88	2.08	0.77	340	38	0.08	9	430	12	1.78	5	23	0.13	48	10	118	10
JM DH-04-05	475	476	202010	EXT	0.31	1.9	5.75	5	430	1.3	4	0.38	4.8	8	1	3280	3.75	2.04	0.84	338	44	0.08	4	450	8	1.86	5	14	0.11	41	10	564	10
JM DH-04-05	476	477	202011	EXT	0.291	1.3	6.41	5	560	1.4	2	0.28	2	7	1	2300	4.52	2.1	0.93	624	44	0.07	11	330	16	0.83	5	51	0.12	48	10	337	10
JM DH-04-05	477	478	202012	EXT	0.454	2.1	5.54	5	480	1.3	5	0.08	0.5	8	1	4420	4.78	2.21	0.62	475	223	0.07	11	440	14	1.34	5	64	0.13	44	10	114	10
JM DH-04-05	478	479	202013	EXT	0.417	1.4	5.42	5	810	1.2	4	0.07	0.5	8	1	4210	4.41	2.08	0.71	388	94	0.07	11	400	16	0.66	5	120	0.16	48	10	133	10
JM DH-04-05	479	480	202014	EXT	0.57	1.5	5.29	5	480	1.4	5	0.1	0.5	8	1	5780	4.01	1.88	0.91	442	181	0.08	10	450	13	1.69	5	98	0.13	47	10	154	10
JM DH-04-05	480	481	202015	EXT	0.386	0.8	6.2	5	980	1.4	2	0.08	0.5	8	1	3480	4.98	1.88	0.67	438	152	0.07	8	320	12	1.08	5	22	0.14	48	10	164	10
JM DH-04-05	481	482	202016	EXT	0.301	0.8	6.6	5	520	1.7	2	0.08	0.5	6	1	2500	4.03	1.87	0.88	422	14	0.36	6	620	11	0.88	5	54	0.12	44	10	406	10
JM DH-04-05	482	483	202017	EXT	0.316	1	6.66	5	540	1.3	3	0.04	0.6	7	1	2800	5.12	1.84	0.98	442	78	0.08	11	380	13	1.46	5	96	0.14	50	10	150	10
JM DH-04-05	483	484	202018	EXT	0.254	0.9	5.54	5	570	1.2	4	0.13	0.6	6	1	2770	4.88	2	0.88	507	38	0.08	8	290	8	1.06	5	132	0.12	42	10	148	10
JM DH-04-05	484	485	202019	EXT	0.485	1.2	5.49	6	610	1.1	4	0.18	0.7	7	1	4770	4.82	2.1	0.75	438	34	0.08	8	330	13	1.61	5	71	0.13	46	10	136	10
JM DH-04-05	485	486	202020	EXT	0.185	4.7	6.79	5	680	1.8	4	0.07	0.5	3	14	1980	6.37	2.33	0.93	664	48	0.1	10	410	11	1.48	5	67	0.34	75	10	162	10
JM DH-04-05	486	487	202021	EXT	0.306	1.3	5.54	5	330	1.4	4	0.18	0.5	7	1	3880	5.11	2.1	0.8	506	80	0.08	11	470	11	2.51	5	42	0.11	56	10	132	10
JM DH-04-05	487	488	202022	EXT	0.29	1.1	4.83	7	430	1.3	3	0.03	0.5	7	1	3630	5.47	1.84	0.44	900	92	0.08	16	370	12	1.72	5	46	0.08	45	10	100	10
JM DH-04-05	488	489	202023	EXT	0.387	1.8	5.52	5	370	1.6	3	0.58	0.5	6	1	5370	4.38	2.01	0.54	383	86	0.1	8	830	10	1.98	5	83	0.12	56	10	114	10
JM DH-04-05	489	490	202024	EXT	0.250	1.1	6.12	7	490	1.3	3	0.16	0.5	6	1	3630	3.93	2.07	0.71	283	88	0.11	7	340	11	1.85	5	104	0.13	52	10	76	20
JM DH-04-05	490	491	202025	EXT	0.274	1.4	5.88	8	220	1.4	3	0.29	1.1	7	1	3820	4.48	1.98	0.48	208	46	0.12	10	510	15	2.01	5	40	0.11	58	10	188	40
JM DH-04-05	491	492	202026	EXT	0.127	0.8	7.17	5	910	1.4	3	1.16	0.7	7	1	1870	4	1.98	1.69	643	25	1.15	6	690	8	1.53	5	117	0.14	50	10	218	10
JM DH-04-05	492	493	202027	EXT	0.178	0.8	6.34	5	570	1.2	3	1.04	0.5	6	1	1005	3.76	1.98	0.87	254	29	0.36	3	400	7	1.38	5	78	0.16	50	10	118	10
JM DH-04-05	493	494	202028	EXT	0.088	0.7	6.14	6	680	1.8	2	0.44	0.6	7	1	1250	3.5	2.08	1.04	310	156	0.78	5	480	7	1.2	5	81	0.12	54	10	184	10
JM DH-04-05	494	495	202029	EXT	0.104	0.8	6.18	7	600	1.5	2	0.35	0.5	7	1	1280	3.88	1.98	1.2	328	28	1.04	7	770	8	1.1	5	85	0.13	58	10	174	10
JM DH-04-05	495	496	202030	EXT	0.143	0.7	7.85	6	880	1.9	2	0.32	0.5	6	1	2180	4.08	2.22	1.13	315	186	0.4	5	1060	8	1.78	5	44	0.17	62	10	188	10
JM DH-04-05	496	497	202031	EXT	0.138	0.7	7.8	5	570	1.4	2	0.24	0.5	6	1	1485	3.36	1.64	1.02	386	16	0.22	2	340	7	0.87	5	38	0.12	51	10	187	10
JM DH-04-05	497	498	202032	EXT	0.198	0.8	7.98	5	630	1.4	2	1.03	0.6	6	1	1675	3.82	2.12	1.14	383	23	0.83	3	480	8	1.22	5	101	0.15	54	10	180	10
JM DH-04-05	498	499	202033	EXT	0.138	0.7	7.01	8	470	1.2	3	1.95	0.6	3	1	1145	2.88	1.63	0.85	380	208	1.32	1	610	8	1.75	5	230	0.15	50	10	77	10
JM DH-04-05	499	500	202034	EXT	0.181	0.8	7.47	5	380	1.2	3	3.04	0.5	8	1	1165	3.43	2.13	1.13	320	18	0.74	1	400	7	2.1	5	164	0.14	50	10	88	10
JM DH-04-05	500	501	202035	EXT	0.082	0.5	7.98	5	570	1.5	2	0.6	0.5	5	1	908	3.8	2.05	1.12	375	41	1.1	5	580	8	1.22	5	128	0.13	58	10	114	10
JM DH-04-05	501	502	202036	EXT	0.181	0.7	6.77	5	520	1.8	2	0.4	0.5	7	1	1885	3.29	2.08	1.18	238	14	0.25	1	400	8	1.3	5	53	0.11	50	10	117	10
JM DH-04-05	502	503	202037	EXT	0.154	0.7	6.88	5	530	1.4	2	0.38	0.5	7	1	1470	3.78	1.88	0.93	422	19	0.86	5	540	16	1.83	5	88	0.12	52	10	134	10
JM DH-04-05	503	504	202038	EXT	0.298	1	7.71	5	410	1.3	2	0.53	0.3	6	1	1675	4.38	1.84	1	671	13	2.2	8	680	15	0.73	5	142	0.12	53	10	275	10
JM DH-04-05	504	505	202039	EXT	0.176	0.6	7.71	5	800	1.4	3	0.57	0.5	8	1	1510	4.44	2.21	1.02	482	15	1.87	6	640	18	1.13	5	74	0.11	54	10	137	10
JM DH-04-05	505	506	202040	EXT	0.147	0.6	6.61	5	430	1.1	2	0.7	1.5	7	1	1450	4.08	1.74	1.02	548	14	1.91	3	640	16	0.84	5	120	0.14	53	10	291	10
JM DH-04-05	506	507	202041	EXT	0.179	0.7	6.36	5	480	1.2	2	2.06	0.8	8	1	1620	3.26	1.66	1.02	388	24	1.75	1	720	14	1.08	5	298	0.13	48	10	87	10
JM DH-04-05	507	508	202042	EXT	0.088	0.6	6.72	5	380	1.2	3	2.23	1.8	4	1	985	3.08	1.15	0.83	401	5	2.03	2	470	31	2.23	5	361	0.14	51	10	124	10
JM DH-04-05	508	509	202043	EXT	0.126	0.7	7.01	5	540	1.4	2	1.48	0.6	5	1	1385	3.79	1.52	1.02	541	18	1.22	1	680	24	1.5	5	194	0.11	50	10	166	10
JM DH-04-05	509	510	202044	EXT	0.178	0.8	6.06	5	480	1.2	2	1.5	0.7	6	1	1045	3.86	1.66	1.1	616	48	0.44	1	520	31	1.98	5	144	0.11	48	10	184	10
JM DH-04-05	510	511	202045	EXT	0.119	0.6	6.03	5	350	1.1	3	2.15	1.1	3	1	1085	3.62	1.12	0.8	508	10	1.52	1	510	56	1.9	5	287	0.13	48	10	158	10
JM DH-04-05	511	512	202046	EXT	0.164	0.8	6.19	5	450	1.1	3	2	1.9	6	1	1550	3.87	1.98	0.98	584	16	0.91	1	630	80	1.8	5	193	0.12	54	10	281	10
JM DH-04-05	512	513.35	202047	EXT	0.119	0.8	6.19	5	480	1.1	3	1.28	2.8	5	1	1140	3.7	1.9	0.75	612	248	0.91	1	540	18	1.23	5	121	0.11	48	10	371	10
JM DH-05-06	0	1	202048	EXT	0.05	0.5	7.44	18	530	1	5	2.46	0.5	11	1	64	3.41	1.87	1.09	603	8	1.06	8	880	33	0.42	5	385	0.33	122	10	88	180
JM DH-05-06	1	2	202049	EXT	0.251	3.1	5.78	12	910	0.5	4	0.88	0.5	4	1	68	3.57	1.66	0.37	217	67	0.57	1	440	32	0.18	5	188	0.18	61	10	37	40
JM DH-05-06	2	3	202050	EXT	0.514	1.3	4.98	9	670	0.5	3	0.08	0.5	2	1	64	2.56	1.72	0.09	48	40	0.87	1	400	38	0.28	5	84	0.07	33	10	18	20
JM DH-05-06	3	4	202051	EXT	0.087	0.8	6.51	7	440	1.2	2	0.14	2.5	7	1	105	4.05	2.07	0.38	32	18	0.06	2	780	30	1.04	5	349	0.07	73	10	37	10
JM DH-05-06	4	5	202052	EXT	0.638	0.5	4.67	5	740	1.2	3	0.12	0.5	1	1	66	3.88	2.43	0.23	38	5	0.87	1	710	23	1.22	5	310	0.14	78	10	18	10
JM DH-05-06	5	6	202053	EXT	0.356	1	6.88	8	640	0.8	2	0.18	0.5	2	1	65	1.82	1.43	0.21	58	10	0.1	1	810	32	0.44	5	204	0.08	47	10	38	10
JM DH-05-06	6	7	202054	EXT	0.5	1.6	5.07	11	340	0.5	4	0.06	0.5	2	1	113	2.34	1.84	0.15	38	61	0.05	1	410	28	0.48	5	118	0.04	32	10	42	10
JM DH-05-06	7	8	202055	EXT	0.417	1.3	6.28	18	710	0.7	2	0.08	0.5	2	6	408	5.87	1.56	0.16	35	44	0.06	10	480	33	0.53	5	108	0.03	40	10	38	10
JM DH-05-06	8	9	202056	EXT	0.308	0.4	6.43	7	100	0.6	2	0.07	0.8	5	4	388	3.07	1.06	0.53	43	100	0.03	1	470	21	0.26	5	188	0.06	60	10	98	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-05-05	9	10	202057	EXT	0.506	1.4	6.56	24	180	0.6	2	0.07	0.5	11	8	254	1.82	1.13	0.85	40	140	0.03	1	550	24	0.26	5	211	0.08	84	10	75	10
JM DH-05-05	10	11	202058	EXT	0.457	1.1	6.39	4	250	0.6	2	0.08	0.5	3	9	277	2.31	1.24	0.42	30	88	0.04	1	650	31	0.39	5	344	0.04	54	10	80	10
JM DH-05-05	11	12	202059	EXT	0.467	2.1	6.70	14	320	0.6	2	0.07	0.5	3	15	146	1.77	1.81	0.34	45	63	0.04	1	600	28	0.28	5	216	0.08	63	10	55	20
JM DH-05-05	12	13	202060	EXT	0.56	1.6	5.91	11	330	0.5	4	0.1	0.5	2	8	302	2.26	1.78	0.24	35	78	0.04	1	100	36	0.19	5	385	0.08	61	10	40	20
JM DH-05-05	13	14	202061	EXT	0.336	0.6	6.15	18	530	0.5	4	0.12	0.5	2	18	122	3.4	2.08	0.2	58	61	0.06	1	1280	188	0.18	5	374	0.25	111	10	80	10
JM DH-05-05	14	15	202062	EXT	0.370	1.8	7.98	18	510	0.6	2	0.1	0.5	2	29	62	3.06	2.07	0.2	61	34	0.08	1	950	140	0.08	5	284	0.16	86	10	91	20
JM DH-05-05	15	16	202063	EXT	0.44	1.6	5.43	16	300	0.5	2	0.07	0.5	1	11	93	2.25	1.72	0.14	50	91	0.05	1	600	40	0.45	5	164	0.14	71	10	71	10
JM DH-05-05	16	17	202064	EXT	0.279	1.3	4.79	6	220	0.8	2	0.08	0.5	8	1	102	2.83	1.47	0.11	47	68	0.04	1	440	44	0.82	5	112	0.04	45	10	88	10
JM DH-05-05	17	18	202065	EXT	0.468	1.5	5.04	9	750	0.5	2	0.08	0.5	2	1	179	3.56	1.3	0.12	38	43	0.03	1	530	51	0.88	5	136	0.07	46	10	90	10
JM DH-05-05	18	19	202066	EXT	0.43	1.5	5.20	4	270	0.5	4	0.04	0.5	5	1	210	4.19	1.56	0.13	57	44	0.04	2	460	46	1.12	5	122	0.05	45	10	74	10
JM DH-05-05	19	20	202067	EXT	0.367	1.2	5.87	7	440	0.6	2	0.08	0.5	5	1	177	4.36	1.82	0.16	62	42	0.05	4	600	54	0.88	5	168	0.1	40	10	76	10
JM DH-05-05	20	21	202068	EXT	0.487	1.6	5.09	17	620	0.5	3	0.08	0.5	2	15	113	4.88	2.07	0.15	88	54	0.06	7	830	55	0.87	5	174	0.12	44	10	80	10
JM DH-05-05	21	22	202069	EXT	0.540	2.2	5.71	7	560	0.5	3	0.04	0.5	3	1	73	2.34	1.93	0.16	67	53	0.08	1	560	46	0.58	5	106	0.07	36	10	84	10
JM DH-05-05	22	23	202070	EXT	0.347	1.2	4.71	5	482	0.5	3	0.07	0.5	3	1	54	3.14	1.48	0.15	61	30	0.04	1	650	40	0.65	5	124	0.07	39	10	83	10
JM DH-05-05	23	24	202071	EXT	0.192	1	4.24	5	430	0.5	3	0.07	0.5	3	1	47	3.14	1.78	0.13	68	38	0.03	1	810	37	0.48	5	114	0.07	38	10	72	10
JM DH-05-05	24	25	202072	EXT	0.356	1.3	6.63	11	500	0.5	2	0.1	0.5	1	20	114	3.84	1.91	0.19	77	182	0.06	1	370	48	0.78	5	257	0.16	65	10	52	10
JM DH-05-05	25	26	202073	EXT	0.322	1.2	6.44	18	280	0.5	3	0.07	0.5	3	5	176	4.83	1.84	0.18	75	67	0.08	3	560	44	0.8	5	172	0.17	81	10	67	10
JM DH-05-05	26	27	202074	EXT	0.501	1.2	6.04	8	330	0.6	4	0.08	0.5	2	11	284	4.47	1.82	0.16	67	36	0.04	3	920	46	0.73	5	416	0.15	88	10	92	10
JM DH-05-05	27	28	202075	EXT	0.94	2.1	6.70	14	340	0.8	5	0.08	0.5	3	64	223	5.91	2.15	0.53	104	57	0.06	12	440	30	0.92	5	404	0.36	127	10	100	10
JM DH-05-05	28	29	202076	EXT	0.719	1.4	6.9	9	270	0.5	2	0.12	0.5	3	23	227	4.47	1.95	0.22	50	42	0.04	3	1010	27	0.8	5	413	0.08	98	10	46	10
JM DH-05-05	29	30	202077	EXT	0.560	1.6	5.67	7	380	0.5	2	0.08	0.4	3	1	144	3.45	1.9	0.16	58	61	0.04	1	740	44	0.83	5	270	0.08	82	10	52	10
JM DH-05-05	30	31	202078	EXT	0.45	0.6	6.1	6	450	0.5	3	0.08	0.5	3	1	128	2.44	1.87	0.18	45	72	0.04	1	730	36	0.62	5	308	0.07	46	10	28	10
JM DH-05-05	31	32	202079	EXT	0.626	1.4	6.64	5	570	0.5	2	0.08	0.5	1	1	98	2.84	1.83	0.18	50	44	0.08	1	750	30	0.65	5	274	0.04	45	10	40	10
JM DH-05-05	32	33	202080	EXT	0.2	0.5	6.63	6	440	0.5	3	0.08	0.5	1	4	144	4.37	1.88	0.19	47	40	0.04	1	670	31	0.95	5	226	0.14	44	10	36	10
JM DH-05-05	33	34	202081	EXT	0.311	1	6.58	4	450	0.5	2	0.08	0.5	1	1	198	2.74	1.98	0.2	62	52	0.04	1	680	36	0.43	5	246	0.08	46	10	31	10
JM DH-05-05	34	35	202082	EXT	0.152	0.6	6.50	6	370	0.5	2	0.06	0.5	1	1	132	3.17	1.87	0.18	41	40	0.06	1	730	48	0.71	5	318	0.08	45	10	88	10
JM DH-05-05	35	36	202083	EXT	0.238	1	5.93	14	330	0.6	2	0.08	0.5	1	1	730	4.14	1.8	0.22	51	48	0.04	1	670	30	0.44	5	286	0.1	54	10	40	10
JM DH-05-05	36	37	202084	EXT	0.27	1.1	5.48	7	338	0.6	2	0.04	0.5	1	1	3540	2.36	1.77	0.23	65	87	0.04	1	570	41	0.57	5	232	0.1	49	10	104	10
JM DH-05-05	37	38	202085	EXT	0.457	1.4	4.75	10	380	0.5	3	0.05	0.5	4	1	1085	2.45	1.8	0.13	74	244	0.04	1	800	82	1.8	5	438	0.04	42	10	72	10
JM DH-05-05	38	39	202086	EXT	0.863	2.7	4.88	7	100	0.5	15	0.03	0.9	6	1	19900	4.26	1.8	0.18	80	81	0.04	10	500	52	4.52	5	216	0.06	42	10	43	10
JM DH-05-05	39	40	202087	EXT	0.591	2.4	4.02	12	170	0.5	3	0.04	1.1	6	6	23200	5.74	1.81	0.36	65	88	0.03	11	800	40	3.84	5	422	0.13	81	10	83	10
JM DH-05-05	40	41	202088	EXT	0.410	1.4	5.47	9	110	0.6	5	0.07	0.7	8	15	13300	4.82	1.84	0.27	80	30	0.03	13	1040	57	4.29	5	564	0.11	66	10	74	10
JM DH-05-05	41	42	202089	EXT	0.448	1.3	6.30	6	140	0.6	5	0.06	1	7	37	12900	4.62	1.86	0.41	64	42	0.03	13	1200	80	3.77	5	679	0.10	78	10	81	10
JM DH-05-05	42	43	202090	EXT	0.573	2.9	6.3	11	320	0.6	5	0.06	1	8	14	12800	3.4	1.73	0.58	128	50	0.03	9	700	44	1.84	5	319	0.16	57	10	142	10
JM DH-05-05	43	44	202091	EXT	0.403	1.3	7.24	5	400	0.6	4	0.06	0.6	4	1	9740	3.31	1.88	0.98	182	14	0.04	3	680	25	1.33	5	283	0.14	80	10	112	10
JM DH-05-05	44	45	202092	EXT	0.15	0.7	6.12	5	520	0.6	3	0.06	0.6	8	1	6910	3.02	1.84	0.86	80	12	0.06	7	420	34	1.88	5	341	0.16	65	10	122	10
JM DH-05-05	45	46	202093	EXT	0.229	0.6	5.09	10	330	0.5	2	0.05	0.5	7	1	4180	2.42	1.46	0.46	108	34	0.03	1	678	67	1.83	5	281	0.04	36	10	166	10
JM DH-05-05	46	47	202094	EXT	0.304	0.8	7.01	15	360	0.7	3	0.06	0.6	3	20	6370	2.48	1.8	1.04	140	19	0.04	4	940	48	0.88	5	343	0.19	77	10	153	10
JM DH-05-05	47	48	202095	EXT	0.588	1.7	6.94	9	330	0.5	3	0.06	0.9	6	1	13200	2.5	1.82	0.73	87	43	0.03	2	750	57	2.06	5	319	0.1	52	10	110	10
JM DH-05-05	48	49	202096	EXT	0.494	1.3	7.38	11	270	0.6	2	0.06	0.8	7	7	9630	2.36	1.47	1.35	118	42	0.03	7	820	37	1.34	5	395	0.12	71	10	156	10
JM DH-05-05	49	50	202097	EXT	0.81	1.4	5.23	12	210	0.5	2	0.04	0.8	11	1	8150	2.49	1.56	0.45	85	22	0.03	2	540	45	2.56	5	218	0.05	40	10	71	10
JM DH-05-05	50	51	202098	EXT	0.491	1.1	5.08	5	230	0.6	2	0.04	1.4	8	6	7460	2.06	1.52	0.26	82	24	0.04	6	520	51	2.73	5	217	0.04	38	10	48	30
JM DH-05-05	51	52	202099	EXT	0.748	2	4.67	5	100	0.5	3	0.08	1.4	4	1	13300	3.76	1.84	0.17	50	30	0.03	18	1320	104	4.17	5	582	0.06	40	10	53	30
JM DH-05-05	52	53	202100	EXT	0.764	1.8	5.94	6	400	0.5	2	0.05	1.5	2	7	10700	2.37	1.86	0.32	74	49	0.04	16	460	46	1.42	5	282	0.12	45	10	100	20
JM DH-05-05	53	54	202101	EXT	0.882	1.8	4.9	7	240	0.5	2	0.03	1.2	8	1	8280	4.38	1.53	0.28	74	30	0.03	12	450	32	3.26	5	174	0.05	35	10	108	20
JM DH-05-05	54	55	202102	EXT	0.565	1.2	4.29	5	190	0.5	3	0.04	1	12	1	6470	3.94	1.41	0.22	85	25	0.03	14	560	43	3.41	5	256	0.06	31	10	82	10
JM DH-05-05	55	56	202103	EXT	0.454	0.8	6.98	6	300	0.7	2	0.06	1.1	6	5	6670	3.27	2.1	0.38	54	56	0.04	9	420	24	2.26	5	272	0.13	61	10	67	10
JM DH-05-05	56	57	202104	EXT	0.420	0.7	7.46	8	430	0.7	2	0.08	3.1	6	42	8290	4.67	1.72	0.88	88	32	0.04	13	860	25	1.9	5	377	0.31	82	10	112	10
JM DH-05-05	57	58	202105	EXT	0.611	1	4.77	7	630	0.6	2	0.13	1.6	5	8	9860	3.06	1.7	0.57	81	41	0.07	11	780	17	1.32	5	364	0.14	70	10	87	10
JM DH-05-05	58	59	202106	EXT	0.709	1.2	4	8	270	0.6	2	0.11	1.5	7	8	10600	3.01	1.74	0.34	84	34	0.08	10	730	30	1.88	5	382	0.14	58	10	67	10
JM DH-05-05	59	60	202107	EXT	0.514	1.1	5.83	7	200	0.5	2	0.06	1.4	6	3	8750	2.48	1.88	0.24	46	63	0.04	8	1080	51	3.03	5	565	0.08	52	10	42	10
JM DH-05-05	60	61	202108	EXT	0.507	0.8	5.73	8	380	0.5	2	0.06	1.4	2	1	7330	2.22	1.67	0.31	61	62	0.04	8	810	30	2	5	330	0.07	44	10	51	10
JM DH-05-05	61	62	202109	EXT	0.486	0.8	6.88	5	230	0.5	2	0.08	1.4	5	14	7560	3.13	1.77	0.34	85	38	0.04	18	1010	41	2.63	5	613	0.14	65	10	62	10
JM DH-05-05	62	63	202110	EXT	0.287	0.8	3.56	18	118	0.5	2	0.06	1.5	6	4	5400	5.84	1.14	0.12	80	31	0.03	7	780	45	3.9	5	387	0.06	38	10	32	20
JM DH-05-05	63	64	202111	EXT	0.563	1.3	6.87	12	430	0.6	2	0.08	1.6	3	1	12600	2.32	2.06	0.24	44	42	0.09	5	1010	43	2.2	5	538	0.13	65	10	38	10
JM DH-05-05	64	65	202112	EXT	0.466	1.1	7.63	6	270	0.6	2	0.08	1.3	6	1	10800	2.91	1.88	0.24	53	38	0.06	4	750	18	2.78	5	388	0.11	64	10	38	10
JM DH-05-05	65	66	202113	EXT	0.473	0.8	6.77	5	230	0.6	2	0.06	1	6	2	7200	3.01	1.88	0.25	41	29	0.04	7	670	25	2.98	5	320	0.11	53	10	40	10
JM DH-05-05	66	67	202114	EXT	0.684	1.8	7.58	11	400	0.6	2	0.05	1.8	5	1	10700	2.25	1.98	0.3	48	48	0.06	4	670	30	1.78	5	280	0.1	52	10	44	10
JM DH-05-05	67	68	202115	EXT	0.605	1.3	4.20	10	450	0.5	2	0.04	1.3	8	2	7200	1.88	1.48	0.25	48	28	0.04	4	470	28	1.2	5	207	0.14	47	10	48	10
JM DH-05-05	68	69	202116	EXT	0.704	1.6	5.84	5	200	0.5	2	0.06	1.2	15	1	9470	3.13	1.62	0.14	67	70	0.04	6	540	31	2.88	5	208	0.07	45	10	42	10
JM DH-05-05	69	70	202117	EXT	0.546	1.1	6.19	9	180	0.5	2	0.08	1	15	1	7560	3.17	1.72	0.18	44	58	0.05	6	640	40	3.07	5	277	0.1	52	10	37	10
JM DH-05-05	70	71	202118	EXT	0.552	1.1	4.02	6	160	0.5	2	0.05	1.1	17	2	6790	3.44	1.62	0.21	58	48	0.04	5	580	26	3.28	5	208	0.08	47	10	42	10
JM DH-05-05	71	72	202119	EXT	0.477	1	3.75	5	220	0.5	2	0.06	0.8	11	3	5660	2.74	1.78	0.23	50	48	0.04	6	510	25	2.58	5	171	0.11	43	10	40	10
JM DH-05-05	72	73	202120	EXT	0.480	1	4.75	5	350	0.5	3	0.05	1.2	10	7	5850	2.79	1.63	0.28	58	48	0.05	7	520	16	1.92	5	142	0.18	54	10	46	10
JM DH-05-05	73	74	202121	EXT	0.464	1.1	6.66	5	180	0.6	2	0.08	1.2	16	4	6180	3.37	2.08	0.25	48	55	0.06	7	610	21	3.23	5	207	0.11	53	10	46	10
JM DH-05-05	74	75	202122	EXT	0.505	1.2	7.27	7	220	0.6	2	0.08	1.2	14	2	5100	3.33	1.62	0.32	50	33	0.08	6	610	34	3.12	5	215	0.1	48	10	85	10
JM DH-05-05	75	76	202123	EXT	0.36	0.6	7.93	5	140	0.6	2	0.05	1	10	3	3400	3.36	1.98	0.31	56	28	0.04	6	530	18	3.12	5	190	0.08	48	10	40	10
JM DH-05-05	76	77	202124	EXT	0.391	0.6	6.38	7	430	0.5	2	0.05	1.1	11	5	3640	2.12	1.43	0.32	84	35	0.05	7	530	18	1.53	5	148	0.12	46	10	62	10
JM DH-05-05	77	78	202125	EXT	0.440	1	6.79	6	220	0.5	2	0.08	1.1	18	3	4710	3.85	1.7	0.28	54	24	0.08	7	600	22	2.88	5	215	0.11	47	10	58	10
JM DH-05-05	78	79	202126	EXT	0.340	1.1	6.71	6	170	0.5	2	0.06	1.1	7	2	4150	3.38	1.74	0.29	57	24	0.05	4	560	33	3.29	5	252	0.07	51	10	68	10
JM DH-05-05	79	80	202127	EXT	0.309	1	7.29	4	280	0.4	2	0.08	1.1	10	5	3670	3.12	1.53	0.3	44	45	0.05	4	650	24	2.84	5	382	0.11	57	10	108	10
JM DH-05-05	80	81	202128	EXT	0.606	1.9	6.61	5	150	0.5	2	0.07	1.3	13	5	5450	4.06	1.82	0.26	48	29	0.08	5	790	40	4.01	5	301	0.08	57	10	182	10
JM DH-05-05	81	82	202129	EXT	0.381	1.4	7.51	4	230	0.6	2	0.07	1.6	8	3	3870	3.31	2.09	0.27	57	11	0.08	6	740	36	2.84	5	280	0.12	52	10	71	10
JM DH-05-05	82	83	202130	EXT	0.29	0.6	7.95	5	410	0.4	2	0.07	1.2	8	5	2900	3.38	1.4	0.26	58	37	0.06	6	790	20	1.84	5	251	0.15	58	10	71	10
JM DH-05-05	83	84	202131	EXT	0.402	1.3	7.2	8	510	0.4	2	0.06	1.2	8	4	4250	2.5	1.48	0.24	48	25	0.06	5	580	17	1.48	5	120	0.13	48	10	54	10
JM DH-05-05	84	85	202132	EXT	0.336	1.1	7.41	13	420	0.5	2	0.04	2.4	14	2	3370	2.81	2.23	0.28	51	14	0.06	6	520	34	2.25	6	116	0.12	50	10	56	10
JM DH-05-05	85	86	202133	EXT	0.57	1.6	7.41	11	400	0.5	2	0.04	2.6	8	3	4680	2.88	2.18	0.27	46	24	0.06	6	540	28	2.58	7	128	0.09	40	10	58	10
JM DH-05-05	86	87	202134	EXT	0.526	1.2	7.13	10	240	0.5	2	0.04	1	12	1	6170	3.51	2.34	0.2	48	28	0.06	7	460	27	3.16	5	88	0.11	53	10	48	10
JM DH-05-05	87	88	202135	EXT	0.415	1.3	7.46	8	400	0.6	2	0.04	1.1	8	5	5400	2.64	2.37	0.26	51	28	0.05	7	670	28	2.23	5	102	0.15	50	10	336	10
JM DH-05-05	88	89	202136	EXT	0.338	1.3	7.80	7	330	0.6	4	0.04	0.5	8	5	4650	3.08	2.22	0.24	36	28	0.06	5	510	23	2.88	5	100	0.1	53	10	71	10
JM DH-05-05	89	90	202137	EXT	0.348	1.1	6.54	7	180	0.5	2	0.05	0.7	8	4	4570	4.88	2.18	0.16	49	38	0.06	6	570	34	4.67	5	128	0.08	50	10	43	10
JM DH-05-05	90	91	202138	EXT	0.309	1.5	6.73	8	190	0.5	2	0.04	1.1	7	3	8410	4.88	2.17	0.15	80	70	0.08	4	590	25	4.95	5	106	0.07	58	10	40	10
JM DH-05-05	91	92	202139	EXT	0.642	1.8	5.67	8	340	0.6	2	0.03	0.8	7	3	6120	2.94	2.01	0.18	41	17	0.04	4	350	18	2.64	5	61	0.08	38	10	36	10
JM DH-05-05	92	93	202140	EXT	0.588	1.4	7.33	7	440	0.6	2	0.04	1	8	2	5660	3.06	2.36	0.25	53	50	0.08	6	510	22	2.17	7	83	0.14	40	10	58	10
JM DH-05-05	93	94	202141	EXT	0.519	1.4	7.11	10	490	0.6	4	0.05	1.1	8	5	4600	2.38	2.56	0.28	43	32	0.08	7	840	22	1.43	6	125	0.15	42	10	47	10
JM DH-05-05	94	95	202142	EXT	0.637	1.6	7.28	8	440	0.6	2	0.06	1.2	12	2	8850	3.17	2.18	0.23	60	47	0.07	6	670	28	2.27	5	156	0.12	40	10	44	10
JM DH-05-05	95	96	202143	EXT	0.388	1.1	7.45	8	520	0.7	2	0.06	1.2	6	3	4880	2.52	2.15	0.28	53	40	0.07	4	530	18	1.02	7	83	0.14	40	10	72	10
JM DH-05-05	96	97	202144	EXT	0.632	1.6	7.1	8	540	0.7	2	0.04	1.1	10	1	7380	2.04	2.15	0.28	38	40	0.07	5	540	16	1.98	6	103	0.14	40	10	67	10
JM DH-05-05	97	98	202145	EXT	0.619	1.3	6.73	10	280	0.8	2	0.04	1.2	15	3	5380	3.52	2.80	0.23	48	48	0.06	5	480	31	2.8	5	114	0.12	40	10	47	10
JM DH-05-05	98	99	202146	EXT	0.61	1.2	6.96	8	410	0.6	2	0.06	1.3	8	3	5450	3.15	2.34	0.25	56	30	0.07	6	570	38	2.48	5	144	0.11	48	10	43	10
JM DH-05-05	99	100	202147	EXT	0.268	0.8	7.6	8	270	0.6	2	0.07	1	10	3	4200	4.13	2.32	0.3	52	37	0.06	4	640	85	3.84	8	244	0.09	54	10	33	10
JM DH-05-05	100	101	202148	EXT	0.391	0.8	7.15	14	240	0.7	2	0.06	0.6	13	4	5460	3.88	2.28	0.17	48	40	0.06	4	640	71	3.82	8	208	0.04	54	10	28	10
JM DH-05-05	101	102	202149	EXT	0.387	1	6.79	12	420	0.6	2	0.04	1	11	3	4610	2.91	2.15	0.25	52	30	0.07	5	580	84	2.31	8	161	0.12	45	10	42	10
JM DH-05-05	102	103	202150	EXT	0.256	0.7	7.79	9	420	0.6	2	0.06	1	11	3	2980	3.31	2.15	0.32	50	18	0.06	5	600	88	2.4	7	180	0.15	50	10	67	10
JM DH-05-05	103	104	202151	EXT	0.337	0.8	6.88	7	150	0.6	2	0.06	1.1	13	6	3740	5.19	2.06	0.16	43	40	0.07	6	780	41	5.13	6	174	0.08	53	10	27	10
JM DH-05-05	104	105	202152	EXT	0.294	0.6	6.73	4	220	0.5	2	0.03	0.8	17	4	2830	3.97	2.14	0.24	50	19	0.07	5	380	27	3.61	5	90	0.08	46	10	40	10
JM DH-05-05	105	106	202153	EXT	0.251	0.8	7.32	9	380	0.6	2	0.03	0.8	8	2	3250	3.38	2.00	0.29	48	8	0.07	8	440	32	3.85	5	116	0.1	51	10	47	10
JM DH-05-05	106	107	202154	EXT	0.48	1.1	7.44	9	180	0.6	2	0.03	0.9	13	4	4480	6.04	2.00	0.29	53	16	0.07	5	480	25	4.81	6	100	0.11	46	10	40	10
JM DH-05-05	107	108	202155	EXT	0.411	1.2	7.83	7	510	0.7	2	0.02	1.2	12	3	4880	3.14	2.23	0.27	48	13	0.08	6	480	17	2.19	6	88	0.15	46	10	31	10
JM DH-05-05	108	109	202156	EXT	0.731	0.6	6.48	4	410	0.7	2	0.03	1	14	5	2780	3.58	2.44	0.39	50	15	0.08	7	440	23	2.86	5	116	0.18	57	10	38	10
JM DH-05-05	109	110	202157	EXT	0.398	1.5	8.14	4	480	0.6	2	0.03	1.1	8	3	3870	3.54	2.17	0.31	48	11	0.08	6	510	21	2.88	5	101	0.14	54	10	36	10
JM DH-05-05	110	111	202158	EXT	0.330	1	7.23	6	380	0.6	2	0.04	1	12	4	3120	3.27	2.08	0.31	45	32	0.07	6	480	24	2.79	7	116	0.12	52	10	34	10
JM DH-05-05	111	112	202159	EXT	0.336	1.2	7.34	6	250	0.5	2	0.05	0.8	11	3	2950	3.84	2.04	0.26	46	30	0.08	4	520	31	3.54	5	190	0.09	43	10	31	10
JM DH-05-05	112	113	202160	EXT	0.346	1.1	7.16	6	180	0.7	2	0.04	0.9	14	2	3850	4.44	2.11	0.22	50	18	0.07	5	580	31	4.15	5	174	0.1	40	10	27	10
JM DH-05-05	113	114	202161	EXT	0.305	0.9	7.33	5	410	0.6	2	0.03	1	30	2	3410	2.86	2	0.24	42	72	0.08	11	430	25	2.51	5	120	0.13	40	10	32	10
JM DH-05-05	114	115	202162	EXT	0.417	1	7.23	5	330	0.6	2	0.04	0.8	12	3	3840	3.21	1.88	0.28	61	16	0.08	7	620	42	2.87	5	383	0.08	44	10	33	10
JM DH-05-05	115	116	202163	EXT	0.337	0.8	6.88	8	570	0.8	2	0.05	0.9	14	4	3910	2.57	2.24	0.27	40	11	0.1	13	730	32	2.02	7	461	0.16	50	10	38	10
JM DH-05-05	116	117	202164	EXT	0.473	0.8	7.91	6	570	0.6	2	0.04	1.1	14	6	4730	2.78	2.27	0.28	88	19	0.08	14	680	28	2.04	5	445	0.16	56	10	40	10
JM DH-05-05	117	118	202165	EXT	0.52	1	6.8	12	520	0.6	2	0.04	1.2	14	67	6640	3.90	2.02	0.29	46	24	0.08	18	670	30	2.88	5	388	0.38	104	10	40	10
JM DH-05-05	118	119	202166	EXT	0.647	1	6.71	11	280	0.6	2	0.05	1.1	14	30	7200	3.79	2.11	0.22	57	15	0.1	7	610	25	3.42	7	400	0.18	48	10	57	10
JM DH-05-05	119	120	202167	EXT	0.640	1.4	6.88	7	190	0.5	2	0.03	0.8	17	8	7070	4.5	2.42	0.2	82	13	0.06	16	470	22	4.18	5	257	0.1	50	10	27	10
JM DH-05-05	120	121	202168	EXT	0.753	1.3	6.21	10	240	0.6	2	0.03	1.7	12	4	8430	3.06	1.88	0.24	53	28	0.06	17	500	18	2.8	8	183	0.1	43	10	35	10
JM DH-05-05	121	122	202169	EXT	0.38	1.2	6.54	8	190	0.7	2	0.03	1	20	3	4570	3.52	2	0.32	58	31	0.05	15	380	21	3.18	8	102	0.08	34	10	38	10
JM DH-05-05	122	123	202170	EXT	0.601	1.3	8.2	8	280	1	2	0.03	1.1	14	4	8220	3.36	1.75	0.28	57	31	0.04	26	400	14	2.2	8	93	0.15	45	10	46	10

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-05-05	123	124	202171	EXT	0.717	1.3	6.5	8	330	0.5	2	0.04	1	23	3	6470	4.24	2.33	0.21	40	20	0.05	22	900	15	3.15	7	80	0.16	47	10	41	10
JM DH-05-05	124	125	202172	EXT	0.733	1.2	5.44	9	150	0.6	2	0.06	1.3	21	1	6200	4.1	1.96	0.19	77	24	0.06	15	560	14	3.80	6	102	0.12	43	10	35	10
JM DH-05-05	125	126	202173	EXT	0.557	0.8	6.71	7	250	0.6	2	0.04	0.8	20	4	4300	3.50	2.00	0.27	53	44	0.06	16	530	16	3.38	5	132	0.08	44	10	35	10
JM DH-05-05	126	127	202174	EXT	0.436	0.7	6.77	8	300	0.8	2	0.04	0.8	18	22	2800	4.07	2.17	0.43	57	42	0.04	27	510	14	3.71	5	80	0.11	57	10	57	10
JM DH-05-05	127	128	202175	EXT	0.501	0.6	5.62	5	360	1.2	2	0.04	1	15	76	2880	6.3	1.6	1.7	271	13	0.03	44	530	11	2.38	6	80	0.24	114	10	185	10
JM DH-05-05	128	129	202176	EXT	0.452	1	6.31	7	270	1	2	0.03	1.1	11	90	3950	6.20	1.66	1.92	301	5	0.03	51	440	8	1.1	5	66	0.31	126	10	206	10
JM DH-05-05	129	130	202177	EXT	0.388	0.7	6.35	7	130	0.6	2	0.03	1	27	55	3250	8.15	2.17	0.78	108	4	0.04	27	300	15	5.08	5	68	0.05	78	10	83	10
JM DH-05-05	130	131	202178	EXT	0.279	0.8	5.47	5	170	0.8	2	0.02	0.8	17	3	4040	5.03	2	0.43	97	14	0.04	10	280	17	4.50	5	64	0.08	45	10	56	10
JM DH-05-05	131	132	202179	EXT	0.500	1	5.41	5	140	0.8	2	0.04	1	11	4	4080	5.06	1.87	0.47	102	11	0.04	11	380	15	4.35	5	61	0.1	46	10	85	10
JM DH-05-05	132	133	202180	EXT	0.530	0.8	5.4	7	300	0.9	2	0.03	0.8	13	3	4810	4.66	2.06	0.8	142	18	0.04	14	430	10	2.38	6	43	0.15	52	10	104	10
JM DH-05-05	133	134	202181	EXT	0.581	1.2	5.80	5	270	0.6	2	0.03	1.2	10	3	5290	5.24	1.90	0.73	180	13	0.03	8	450	16	2.64	5	73	0.16	55	10	142	10
JM DH-05-05	134	135	202182	EXT	0.83	2.2	5.78	12	190	0.8	2	0.04	1.3	15	3	9080	5.41	2.26	0.5	144	13	0.03	8	280	12	4.71	7	27	0.1	44	10	80	10
JM DH-05-05	135	136	202183	EXT	0.601	1.3	5.40	12	480	1.2	2	0.03	1.4	12	3	5870	4.87	1.83	0.66	275	21	0.03	11	380	13	1.60	7	28	0.17	48	10	204	10
JM DH-05-05	136	137	202184	EXT	0.545	1	5.58	8	370	1	2	0.03	1	6	3	4670	4.12	1.87	0.63	228	28	0.03	6	440	13	2.02	5	78	0.15	48	10	148	10
JM DH-05-05	137	138	202185	EXT	0.628	0.8	4.93	16	140	0.6	2	0.03	0.7	13	3	4570	4.7	1.6	0.62	182	22	0.02	8	430	10	3.62	6	56	0.1	45	10	164	10
JM DH-05-05	138	139	202186	EXT	0.585	0.6	5.41	13	170	1.2	2	0.05	0.6	28	2	4350	6.56	1.66	0.63	180	11	0.03	7	720	13	5.32	6	60	0.1	54	10	106	10
JM DH-05-05	139	140	202187	EXT	0.674	1.1	5.19	5	240	1.1	2	0.04	1	7	2	5200	4.64	1.6	0.61	180	47	0.03	8	560	11	2.94	5	80	0.12	48	10	87	10
JM DH-05-05	140	141	202188	EXT	0.630	1	5.00	8	190	1.3	2	0.04	1	8	3	5400	5.34	1.60	0.60	208	22	0.03	12	420	14	3.20	5	102	0.13	54	10	115	10
JM DH-05-05	141	142	202189	EXT	0.603	0.8	5.5	5	240	1	2	0.05	1.1	8	3	9040	4.88	1.80	0.9	285	11	0.03	8	480	16	2.78	7	146	0.12	48	10	167	10
JM DH-05-05	142	143	202190	EXT	0.510	1	5.47	7	170	0.7	2	0.05	1.8	11	4	4400	5.02	2.15	0.52	170	7	0.04	8	540	20	4.25	5	126	0.11	56	10	111	10
JM DH-05-05	143	144	202191	EXT	0.612	1.8	5.57	8	180	0.7	2	0.04	1.1	8	4	4780	4.95	2.10	0.5	188	23	0.04	8	520	18	4.26	5	90	0.08	48	10	87	10
JM DH-05-05	144	145	202192	EXT	0.522	1	5.56	8	330	1	2	0.03	1	8	4	4540	3.84	1.84	0.88	184	28	0.04	8	420	12	1.97	5	82	0.14	48	10	122	10
JM DH-05-05	145	146	202193	EXT	0.441	0.6	6.03	8	180	0.7	2	0.03	0.6	7	5	3210	4.90	1.80	0.58	118	7	0.04	10	340	18	4.54	5	76	0.1	47	10	82	10
JM DH-05-05	146	147	202194	EXT	0.441	0.6	6.40	8	330	1.2	2	0.04	1	7	14	3140	5.02	2.06	0.63	164	17	0.04	17	510	11	2.7	5	101	0.22	73	10	120	10
JM DH-05-05	147	148	202195	EXT	0.376	0.8	7.31	8	300	1	2	0.03	1.2	11	16	2630	5.5	2.37	0.93	185	16	0.06	16	410	15	3.24	6	117	0.25	87	10	132	10
JM DH-05-05	148	149	202196	EXT	0.421	0.7	5.28	5	320	0.9	2	0.03	0.8	11	16	3790	4.80	1.54	0.87	178	33	0.04	16	340	13	2.21	5	83	0.22	71	10	123	10
JM DH-05-05	149	150	202197	EXT	0.379	0.8	5.07	8	330	0.9	2	0.03	0.8	13	16	2880	4.38	1.66	1.16	237	11	0.04	22	300	8	2.07	7	48	0.24	70	10	146	10
JM DH-05-05	150	151	202198	EXT	0.344	0.5	7.11	8	380	0.6	2	0.02	1	11	16	3120	5.00	1.66	0.62	147	14	0.05	27	280	8	2.28	6	66	0.28	81	10	87	10
JM DH-05-05	151	152	202199	EXT	0.300	0.8	6.87	38	130	0.5	2	0.06	1.5	14	6	3600	4.79	2.27	0.48	61	75	0.08	8	620	11	4.60	7	103	0.14	68	10	71	50
JM DH-05-05	152	153	202200	EXT	0.209	0.5	6.14	8	140	0.7	2	0.05	1.5	18	3	2250	4.46	2.34	0.34	38	104	0.12	7	780	14	4.43	4	146	0.08	56	10	83	30
JM DH-05-05	153	154	202201	EXT	0.191	0.5	6.71	8	380	0.7	2	0.06	2	11	3	1695	3.6	2.40	0.4	52	9	0.19	7	720	14	3.25	6	180	0.12	63	10	86	30
JM DH-05-05	154	155	202202	EXT	0.127	0.5	6.12	8	950	0.8	2	0.04	0.6	10	5	1125	3.85	2.25	0.37	50	14	0.15	6	400	16	2.50	7	130	0.15	62	10	44	10
JM DH-05-05	155	156	202203	EXT	0.119	0.5	6.31	8	400	0.9	2	0.06	1.1	14	6	1200	2.96	2.20	0.5	63	6	0.16	7	790	17	2.47	5	225	0.14	61	10	75	10
JM DH-05-05	156	157	202204	EXT	0.147	0.5	6.4	8	560	1	2	0.04	1.1	10	3	1505	2.87	2.20	0.60	118	44	0.2	16	690	21	2.07	12	136	0.18	62	10	74	10
JM DH-05-05	157	158	202205	EXT	0.17	0.5	6.60	11	670	1.2	2	0.06	1	11	3	1675	3.23	2.40	0.74	184	17	0.17	18	780	17	1.78	5	120	0.18	68	10	64	10
JM DH-05-05	158	159	202206	EXT	0.243	0.5	7.65	7	480	1	2	0.03	4.4	5	8	2280	3.06	2.5	1.18	323	14	0.08	13	380	8	0.71	8	80	0.2	78	10	142	10
JM DH-05-05	159	160	202207	EXT	0.494	0.8	6.84	8	210	0.6	2	0.02	0.8	11	10	4280	6.58	2.06	0.88	148	32	0.07	14	350	14	4.18	7	45	0.14	81	10	74	10
JM DH-05-05	160	161	202208	EXT	0.424	0.7	6.29	8	330	0.8	2	0.03	1.1	13	15	3630	4.74	2.06	0.80	148	46	0.06	10	240	13	2.03	6	51	0.28	78	10	64	10
JM DH-05-05	161	162	202209	EXT	0.518	0.8	6.38	6	240	0.7	2	0.05	1.3	18	17	4870	6.16	1.84	0.98	174	17	0.06	8	350	10	3.47	6	109	0.28	78	10	68	10
JM DH-05-05	162	163	202210	EXT	0.704	1.2	4.55	13	180	0.5	2	0.03	0.7	8	10	8740	3.07	1.84	0.23	40	81	0.06	6	280	14	3.78	5	78	0.08	48	10	24	10
JM DH-05-05	163	164	202211	EXT	0.386	0.8	3.81	5	130	0.5	2	0.03	0.8	11	3	2970	4.31	1.44	0.11	80	13	0.06	3	370	21	3.02	5	130	0.04	27	10	15	10
JM DH-05-05	164	165	202212	EXT	0.717	1.2	4.17	7	140	0.5	2	0.03	1.2	8	5	8160	4.87	1.86	0.09	43	23	0.06	5	340	18	4.71	5	102	0.05	30	10	12	10
JM DH-05-05	165	166	202213	EXT	0.848	1.2	5	7	370	0.6	2	0.02	1	7	4	7620	4.81	2	0.25	80	30	0.06	6	280	11	1.96	8	54	0.08	40	10	24	10
JM DH-05-05	166	167	202214	EXT	0.500	1.3	4.29	5	140	0.5	2	0.02	0.8	8	3	7340	4.27	1.72	0.18	65	18	0.06	5	400	13	3.64	5	154	0.08	29	10	21	10
JM DH-05-05	167	168	202215	EXT	0.473	1.2	4.3	8	130	0.5	2	0.05	1	13	1	9880	4.66	1.82	0.12	44	18	0.06	4	740	18	4.34	5	471	0.05	38	10	17	10
JM DH-05-05	168	169	202216	EXT	0.482	0.9	4.53	10	130	0.5	2	0.07	1	4	3	8840	4.47	1.80	0.13	38	23	0.06	6	1020	17	4.47	6	706	0.06	38	10	14	10
JM DH-05-05	169	170	202217	EXT	0.437	1.1	4.40	6	150	0.5	2	0.03	0.8	12	4	4800	4.81	1.78	0.11	63	20	0.06	3	340	15	4.24	5	111	0.08	34	10	20	10
JM DH-05-05	170	171	202218	EXT	0.450	0.8	4.82	5	180	0.5	2	0.03	0.8	17	4	4450	4.60	1.64	0.12	38	14	0.07	8	450	16	4.00	5	206	0.07	38	10	37	10
JM DH-05-05	171	172	202219	EXT	0.500	0.8	4.57	11	140	0.5	2	0.01	0.7	14	1	3620	4.38	1.38	0.31	65	12	0.04	7	140	11	4.02	5	81	0.07	37	10	38	40
JM DH-05-05	172	173	202220	EXT	0.364	0.6	4.09	8	480	0.8	2	0.04	1	18	4	2830	4.25	2.27	0.29	70	22	0.06	5	900	10	1.60	5	313	0.15	50	10	28	10
JM DH-05-05	173	174	202221	EXT	0.446	0.8	4.77	5	360	0.6	2	0.01	1.2	10	3	4380	3.57	1.54	0.6	124	8	0.04	7	300	13	1.78	5	43	0.08	32	10	95	10
JM DH-05-05	174	175	202222	EXT	0.530	1.2	5.2	7	220	0.8	2	0.01	0.6	8	4	4480	5.36	1.72	0.88	128	8	0.03	8	378	12	2.84	8	75	0.13	48	10	61	10
JM DH-05-05	175	176	202223	EXT	0.713	1	5.33	11	380	0.8	2	0.02	1	8	1	4720	5.1	1.72	0.77	183	8	0.03	7	350	8	2.2	5	87	0.13	48	10	73	10
JM DH-05-05	176	177	202224	EXT	0.565	1.2	5.50	8	300	0.8	2	0.03	1	21	6	3700	4.75	2.07	0.8	102	7	0.04	8	380	20	4.14	5	154	0.11	45	10	68	10
JM DH-05-05	177	178	202225	EXT	0.830	1.4	4.80	10	250	0.8	2	0.02	1	8	2	5380	4.62	1.9	0.96	154	11	0.03	6	270	16	2.58	5	87	0.12	80	10	68	10
JM DH-05-05	178	179	202226	EXT	0.780	1.3	4.83	8	410	0.8	2	0.01	1.4	7	6	9820	3.93	1.60	0.78	152	22	0.03	7	170	11	1.18	6	42	0.15	90	10	108	10
JM DH-05-05	179	180	202227	EXT	0.504	1.2	5.53	6	440	1.1	2	0.03	0.8	7	6	4160	3.56	1.73	0.80	219	15	0.04	10	380	19	0.84	7	210	0.17	81	10	140	10
JM DH-05-05	180	181	202228	EXT	0.364	0.6	6.5	7	480	1.1	2	0.04	0.9	8	8	3420	3.29	2.00	0.64	148	13	0.06	15	418	23	1.18	5	208	0.17	81	10	115	10
JM DH-05-05	181	182	202229	EXT	0.433	0.6	5.48	5	380	1.4	2	0.04	1	8	4	3330	3.91	1.38	0.71	140	7	0.06	20	600	23	2.12	6	331	0.11	60	10	112	10
JM DH-05-05	182	183	202230	EXT	0.421	0.7	5.63	6	410	1.1	2	0.06	0.7	8	3	3470	2.8	1.80	0.50	95	8	0.06	18	680	38	1.78	5	495	0.11	53	10	90	10
JM DH-05-05	183	184	202231	EXT	0.440	0.6	7.26	6	410	1.3	2	0.06	1	8	3	3540	2.79	2.2	0.45	108	14	0.08	30	720	53	1.12	5	428	0.15	54	10	68	10
JM DH-05-05	184	185	202232	EXT	0.283	0.8	7.38	10	418	1.2	2	0.03	0.6	8	3	2670	2.43	2.28	0.38	48	13	0.07	21	440	28	1.48	5	251	0.14	55	10	68	10
JM DH-05-05	185	186	202233	EXT	0.43	1.1	7.07	13	280	1.1	2	0.77	1.3	15	3	3780	4.07	2.34	0.23	81	10	0.08	11	670	48	3.48	6	661	0.13	67	10	41	10
JM DH-05-05	186	187	202234	EXT	0.394	0.5	7.33	5	480	0.8	2	0.03	1	11	3	2200	2.51	2.26	0.28	34	11	0.08	17	418	22	1.25	5	313	0.14	55	10	38	10
JM DH-05-05	187	188	202235	EXT	0.408	1.3	6.68	11	420	1	2	0.04	1.3	14	3	3640	3.84	2.11	0.28	72	23	0.07	23	520	27	2.12	7	267	0.13	52	10	45	10
JM DH-05-05	188	189	202236	EXT	0.384	0.9	7.38	12	418	0.8	2	0.02	0.6	25	3	2580	2.77	2.08	0.31	56	8	0.07	28	280	23	2.34	5	118	0.16	51	10	40	10
JM DH-05-05	189	190	202237	EXT	0.450	1.6	7.17	11	200	0.8	2	0.01	0.7	4	3	6210	4.08	1.90	0.5	88	14	0.08	6	180	16	4.65	6	40	0.19	80	10	40	10
JM DH-05-05	190	191	202238	EXT	0.388	1.2	4.4	76	200	0.7	2	0.04	1.1	18	5	4370	4.02	2.14	0.32	38	15	0.08	4	370	24	4.4	5	215	0.13	61	10	44	10
JM DH-05-05	191	192	202239	EXT	0.33	0.7	4.77	48	350	0.8	2	0.06	1.2	11	14	3730	3.58	2.41	0.26	35	18	0.12	14	980	38	3.56	11	287	0.1	54	10	33	10
JM DH-05-05	192	193	202240	EXT	0.298	0.7	6.71	5	270	0.8	2	0.04	0.8	6	14	2350	2.94	2.60	0.17	44	22	0.18	13	530	37	1.12	5	108	0.08	58	10	20	10
JM DH-05-05	193	194	202241	EXT	0.585	0.7	9.90	4	340	0.8	2	0.1	1.2	20	48	4240	3.73	2.80	0.82	37	12	0.21	26	980	75	1.45	5	202	0.21	105	10	82	10
JM DH-05-05	194	195	202242	EXT	0.43	0.8	9.58	5	280	0.7	2	0.08	1.1	11	22	4710	3.65	2.71	0.43	38	29	0.24	18	860	60	2.47	6	108	0.15	68	10	42	10
JM DH-05-05	195	196	202243	EXT	0.812	1.1	6.18	10	310	0.5	2	0.04	1.1	8	8	4880	2.6	2.43	0.3	38	35	0.18	12	380	45	1.74	7	64	0.1	40	10	24	80
JM DH-05-05	196	197	202244	EXT	0.824	1	7.9	4	320	0.8	2	0.04	0.9	27	4	4880	2.08	2.37	0.25	38	38	0.21	15	410	38	1.8	7	180	0.1	38	10	22	40
JM DH-05-05	197	198	202245	EXT	0.886	1.3	6.74	4	380	0.7	2	0.06	1.1	21	8	5280	3.58	2.41	0.36	35	40	0.21	18	540	36	1.80	5	251	0.14	51	10	30	40
JM DH-05-05	198	199	202246	EXT	0.588	0.7	6.80	14	330	0.7	2	0.13	1	13	78	3750	4.05	2.31	0.56	40	48	0.15	41	1400	29	1.81	5	408	0.25	110	10	58	40
JM DH-05-05	199	200	202247	EXT	0.403	3.0	6.7	6	400	1	2	0.18	1	18	130	3850	4.2	2.47	0.57	38	34	0.11	41	2000	31	0.87	10	682	0.30	128	10	88	30
JM DH-05-05	200	201	202248	EXT	0.375	1	6.23	8	330	0.6	2	0.09	1	11	30	3880	3.14	2.53	0.32	34	47	0.11	18	630	26	1.24	8	201	0.2	88	10	36	30
JM DH-05-05	201	202	202249	EXT	0.540	1	7.62	14	400	0.5	2	0.04	1	11	28	4800	3.38	2.38	0.34	36	33	0.11	12	630	18	1.5	7	133	0.18	65	10	31	30
JM DH-05-05	202	203	202250	EXT	0.563	0.8	5.98	5	360	0.5	2	0.05	1	6	15	3880	2.53	2.32	0.16	42	36	0.1	11	530	32	1.28	5	138	0.11	48	10	25	10
JM DH-05-05	203	204	202251	EXT	0.464	0.8	5.22	5	318	0.5	2	0.06	1	4	15	3540	2.97	2.15	0.13	38	30	0.06	11	450	38	2.40	6	105	0.08	37	10	18	20
JM DH-05-05	204	205	202252	EXT	0.587	0.8	4.38	8	280	0.6	2	0.08	0.8	13	24	4480	3.63	1.84	0.33	27	30	0.21	14	990	43	4.01	5	408	0.15	80	10	17	20
JM DH-05-05	205	206	202253	EXT	0.453	0.8	10.5	13	370	0.7	2	0.1	0.7	13	26	3790	2.33	1.57	0.62	32	25	0.24	20	1000	43	1.44	5	380	0.3	95	10	26	10
JM DH-05-05	206	207	202254	EXT	0.436	0.8	8.5	17	410	0.6	2	0.07	0.6	8	26	4410	3.13	2.06	0.28	32	71	0.25	10	890	28	2.74	5	378	0.23	75	10	16	30
JM DH-05-05	207	208	202255	EXT	2.06	1.1	6.15	15	230	0.5	2	0.04	0.5	8	6	6250	3.28	2.03	0.11	47	80	0.21	6	980	75	3.57	8	255	0.05	30	10	8	20
JM DH-05-05	208	209	202256	EXT	0.442	0.8	6.23	6	300	0.5	2	0.03	0.6	7	4	4240	2.82	1.81	0.07	51	54	0.23	5	300	20	2.74	5	128	0.05	21	10	11	10
JM DH-05-05	209	210	202257	EXT	0.484	1.1	5.88	10	330	0.5	2	0.04	0.7	13	4	5880	2.47	1.84	0.1	50	38	0.2	11	380	38	2.27	5	128	0.04	20	10	12	10
JM DH-05-05	210	211	202258	EXT	0.628	1	5.78	51	230	0.5	2	0.02	0.5	11	5	8610	5	2.06	0.1	41	47	0.18	4	280	34	3.19	6	86	0.04	18	10	14	10
JM DH-05-05	211	212	202259	EXT	0.457	1	5.88	362	340	0.5	2	0.03	0.5	14	5	11400	3.3	2.81	0.08	41	80	0.17	8	430	40	3.86	5	142	0.04	20	10	11	20
JM DH-05-05	212	213	202260	EXT	0.13	0.7	5.58	738	130	0.5	2	0.04	0.5	8	4	8230	3.93	2.06	0.06	34	90	0.2	10	580	42	4.78	7	124	0.03	30	10	18	40
JM DH-05-05	213	214	202261	EXT	0.181	1.4	5.87	804	40	0.5	17	0.08	0.6	18	1	19100	4.73	1.5	0.03	38	96	0.19	11	880	117	8.5	5	388	0.03	37	10	8	40
JM DH-05-05	214	215	202262	EXT	0.184	0.8	6.27	1870	50	0.5	11	0.08	0.5	7	2	13700	5.26	1.78	0.06	28	58	0.15	7	918	110	6.63	8	413	0.08	34	10	9	30
JM DH-05-05	215	216	202263	EXT	0.085	1.1	5.78	1540	80	0.5	6	0.03	0.8	1	5	14880	2.36	0.7	0.03	37	66	0.16	8	440	53	3.51	7	287	0.02	31	10	9	60
JM DH-05-05	216	217	202264	EXT	0.147	0.6	5.15	62	190	0.5	2	0.02	0.5	1	18	4800	1.34	1.44	0.03	41	12	0.25	9	180	22	3.18	5	118	0.04	29	10	10	10
JM DH-05-05	217	218	202265	EXT	0.043	0.5	4.80	38	230	0.5	2	0.03	0.5	1	15	7010	0.81	0.38	0.01	34	5	0.18	6	318	16	1.58	6	200	0.06	16	10	8	30
JM DH-05-05	218	219	202266	EXT	0.044	0.5	2.57	88	180	0.5	2	0.05	0.5	1	14	1165	0.75	0.63	0.02	45	4	0.14	6	290	20	1.18	9	147	0.04	17	10	12	30
JM DH-05-05	219	220	202267	EXT	0.031	0.5	3.25	33	220	0.5	2	0.06	0.5	1	15	408	0.64	0.68	0.01	45	4	0.15	6	480	33	1.24	13	200	0.06	21	10	10	30
JM DH-05-05	220	221	202268	EXT	0.024	0.5	3.16	28	200	0.5	2	0.06	0.5	1	15	755	0.57	0.63	0.01	56	6	0.16	7	440	31	1.28	10	160	0.06	21	10	8	50
JM DH-05-05	221	222	202269	EXT	0.03	0.5	2.96	24	180	0.5	2	0.04	0.5	1	17	1080	0.79	0.08	0.01	48	4	0.17	6	290	21	1.58	11	140	0.06	20	10	8	30
JM DH-05-05	222	223	202270	EXT	0.042	0.6	0.91	38	70	0.5	2	0.02	2.3	1	15	708	0.58	0.22	0.01	38	7	0.12	6	80	4	0.40	5	37	0.06	8	10	200	150
JM DH-05-05	223	224	202271	EXT	0.043	0.5	1	28	70	0.5	2	0.02	0.5	2	17	170	0.62	0.18	0.01	44	8	0.13	10	90	7	0.55	5	43	0.05	8	10	10	30
JM DH-05-05	224	225	202272	EXT	0.066	0.5	0.81	38	80	0.5	2	0.02	0.5	2	17	283	0.54	0.18	0.01	41	8	0.11	8	70	4	0.37	5	38	0.08	7	10	8	30
JM DH-05-05	225	226	202273	EXT	0.063	0.5	0.22	42	30	0.5	2	0.02	0.5	2	14	188	0.61	0.06	0.01	48	18	0.1	11	40	5	0.21	5	13	0.1	3	10	7	20
JM DH-05-05	226	227	202274	EXT	0.08	0.7	0.18	30	20	0.5	2	0.01	0.5	3	18	210	0.48	0.06	0.01	41	8	0.08	4	20	3	0.17	5	4	0.07	2	10	8	20
JM DH-05-05	227	228	202275	EXT	0.111	0.6	0.17	28	30	0.5	2	0.01	0.5	4	18	197	0.61	0.06	0.01	54	14	0.08	12	30	5	0.18	5	7	0.12	3	10	7	20
JM DH-05-05	228	229	202276	EXT	0.870	0.6	0.38	32	40	0.5	2	0.02	0.5	2	17	388	0.48	0.1	0.01	40	11	0.11	18	40	5	0.28	5	28	0.04	2	10	6	10
JM DH-05-05	229	230	202277	EXT	0.675	0.5	1.0	28	60	0.5	2	0.02	0.5	2	22	2470	0.67	0.28	0.01	56	11	0.15	18	140	17	0.62	5	78	0.07	17	10	8	40
JM DH-05-05	230	231	202278	EXT	0.057	0.5	0.40	40	90	0.5	2	0.01	0.5	4	19	278	0.58	0.12	0.01	98	28	0.11	18	60	4	0.34	5	27	0.08	5	10	8	20
JM DH-05-05	231	232	202279	EXT	0.088	0.5	0.98	28	70	0.5	2	0.02	0.5	2	14	197	0.62	0.19	0.01	53	11	0.12	11	190	12	0.46	5	68	0.08	4	10	7	20
JM DH-05-05	232	233	202280	EXT	0.06	0.5	0.24	27	30	0.5	2	0.01	0.8	7	19	238	0.61	0.06	0.01	48	7	0.08	14	20	5	0.27	5	7	0.07	2	10	10	20
JM DH-05-05	233	234	202281	EXT	0.051	0.5	2.21	27	120	0.5	2	0.02	0.5	4	20	308	0.62	0.28	0.01	95	12	0.16	12	170	23	0.83	5	120	0.08	18	10	14	20
JM DH-05-05	234	235	202282	EXT	0.110	0.8	2.87	172	100	0.5	8	0.03	0.7	1	8	27300	2.14	0.46	0.03	44	32	0.15	11	380	38	3.42	16	228	0.08	25	10	7	120
JM DH-05-05	235	236	202283	EXT	0.286	1.3	4.80	1066	40	0.5	8	0.03	0.8	8	1	21400	4.07	2.22	0.12	35	40	0.27	11	640	38	7.64	21	378	0.07	48	10	11	80
JM DH-05-05	236	237	202284	EXT	0.446	0.5	4.83	302	90	0.5	2	0.04	0.5	11	5	13800	5.35	2.27	0.16	23	38	0.10	11	460	38	4.26	5	184	0.07	47	10	8	30



RCH	From	To	BAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-05-05	351	352	202399	EXT	0.504	1.4	[illegible]	10	80	0.6	2	0.84	0.5	20	6	3440	5.24	2.15	0.31	37	26	0.28	14	400	17	5.72	5	48	0.1	53	10	48	80
JM DH-05-05	352	353	202400	EXT	0.28	0.6	4.4	9	150	1	3	0.87	0.6	17	6	1455	3.94	2.12	0.61	43	19	0.38	14	820	12	4.08	5	67	0.11	88	10	56	10
JM DH-05-05	353	354	202401	EXT	0.450	0.5	7.73	5	150	1.5	2	0.08	0.5	16	14	2780	4.24	2.04	0.44	45	16	0.38	10	640	16	3.44	5	52	0.14	70	10	30	10
JM DH-05-05	354	355	202402	EXT	0.580	1.4	7.35	30	80	1	2	0.07	1	30	10	[illegible]	5.10	2.18	0.3	41	16	0.41	14	610	30	0.12	5	63	0.1	66	10	34	60
JM DH-05-05	355	356	202403	EXT	0.208	1.3	6.12	30	80	0.6	2	0.06	0.5	13	9	3020	4.73	2.05	0.23	27	32	0.43	10	470	10	5.25	5	77	0.13	68	10	9	50
JM DH-05-05	356	357	202404	EXT	0.204	0.7	6.17	26	170	1.2	2	0.07	0.7	23	4	1450	3.06	1.96	0.53	40	16	0.61	14	680	14	3.41	5	48	0.14	48	10	54	30
JM DH-05-05	357	358.1	202405	EXT	0.233	0.7	4.76	28	150	1.3	2	0.06	1.0	23	4	2200	3.12	1.97	0.61	44	40	0.56	16	600	16	3.41	5	76	0.13	47	10	61	40
JM DH-06-06	0	2	106540	EXT	0.353	1.5	4.56	5	880	2.8	4	0.42	0.5	13	32	1300	5.20	1.02	1.41	987	14	1.65	7	980	30	0.01	5	135	0.51	94	10	167	20
JM DH-06-06	2	4	106541	EXT	0.516	2.1	7.36	5	620	2.1	4	0.51	0.5	12	12	1796	4.00	0.98	1.40	1270	20	1.71	1	540	37	0.01	5	115	0.3	70	10	208	10
JM DH-06-06	4	6	106542	EXT	0.493	1.7	6.14	7	470	2.2	4	0.71	0.5	14	22	1760	5.03	1.01	1.91	1050	29	2.04	10	740	30	0.01	5	130	0.48	110	10	187	20
JM DH-06-06	6	8	106543	EXT	0.388	1.4	6.12	8	400	1.4	4	0.62	0.5	14	22	1420	5.05	1.04	1.81	770	24	2.5	10	670	19	0.01	5	148	0.38	124	10	191	10
JM DH-06-06	8	10	106544	EXT	0.37	1.5	6.83	4	420	1.6	2	0.38	0.5	12	18	1715	5.06	0.96	1.82	707	31	2.07	10	540	20	0.01	5	117	0.31	103	10	158	10
JM DH-06-06	10	12	106545	ORG	0.553	1.5	5.62	7	630	1.6	3	0.13	0.5	4	1	2050	4.44	1.01	1.28	521	45	1.09	3	420	19	0.01	5	72	0.11	41	10	148	10
JM DH-06-06	12	14	106547	EXT	0.443	1.3	7.72	5	440	2.1	5	0.4	0.5	14	18	2600	[illegible]	1	2.03	600	79	2.05	8	780	28	0.01	5	128	0.38	111	10	156	10
JM DH-06-06	14	16	106548	EXT	0.448	1.3	7.15	5	480	1.6	4	0.34	0.5	10	21	2270	6.04	1.14	1.72	608	47	1.75	11	640	25	0.01	5	131	0.34	104	10	153	20
JM DH-06-06	16	18	106549	EXT	0.534	1.1	7.75	5	610	1.6	5	0.3	0.5	6	24	1325	5.07	1.6	1.72	425	26	1.96	8	560	24	0.01	5	134	0.28	[illegible]	10	128	10
JM DH-06-06	18	20	106550	EXT	0.377	0.6	7.56	5	570	1.4	7	0.32	0.5	12	27	1116	5.66	1.54	1.64	408	31	1.37	12	560	15	0.01	5	116	0.31	101	10	95	10
JM DH-06-06	20	22	106551	EXT	0.416	1	7.42	5	570	1.4	4	0.23	0.5	11	36	1480	5.33	1.81	1.96	548	32	1.52	17	570	20	0.01	5	126	0.31	104	10	134	10
JM DH-06-06	22	24	106552	EXT	0.493	3.2	5.74	5	[illegible]	1.4	6	0.13	0.5	4	4	1725	5.29	1.57	0.6	615	122	0.47	3	510	30	0.13	5	48	0.1	43	10	142	20
JM DH-06-06	24	26	106553	EXT	0.404	3.2	6.96	11	480	1.7	11	0.21	0.5	3	12	1580	6.79	1.10	0.71	454	120	0.07	7	480	30	0.11	7	31	0.14	84	10	187	30
JM DH-06-06	26	28	106554	EXT	0.389	4.2	5.61	5	790	1.4	6	0.2	0.5	4	3	711	4.44	0.97	0.9	[illegible]	54	0.29	5	320	25	0.09	5	45	0.12	41	10	155	20
JM DH-06-06	28	30	106555	EXT	0.437	1.7	6.35	5	730	1.6	5	0.21	0.5	10	11	785	6.17	1.02	1.11	1075	46	0.63	5	420	25	0.03	5	79	0.14	88	10	191	20
JM DH-06-06	30	32	106556	EXT	0.384	1.4	5.96	5	770	1.4	4	0.16	0.5	6	10	800	4.7	0.96	1.15	1130	36	0.51	7	430	26	0.01	5	75	0.15	48	10	191	10
JM DH-06-06	32	34	106557	EXT	0.390	1.5	7.75	11	510	1.9	5	0.32	0.5	10	34	888	6.31	1.48	1.40	1330	44	0.85	8	740	27	0.01	7	86	0.33	123	10	204	20
JM DH-06-06	34	36	106558	EXT	0.346	1.6	5.46	28	840	1.5	2	0.2	0.5	5	34	1210	5.23	1.04	1.27	1086	55	0.47	12	470	35	0.03	5	85	0.16	63	10	156	30
JM DH-06-06	36	38	106559	EXT	0.337	1.1	6.13	33	860	1.6	3	0.18	0.5	7	17	1005	5	1.38	1.08	453	52	0.84	6	430	43	0.08	5	88	0.16	64	10	118	20
JM DH-06-06	38	40	106560	ORG	0.371	0.7	7.5	5	600	1.6	3	0.23	0.5	11	27	823	6.08	1.17	1.48	670	18	1.67	12	530	25	0.01	5	131	0.28	110	10	145	20
JM DH-06-06	40	42	106562	EXT	0.387	0.7	7.36	5	800	1.6	3	0.22	0.5	10	38	814	6.01	1.38	1.47	667	18	1.6	12	520	24	0.01	5	128	0.27	108	10	142	20
JM DH-06-06	42	44	106563	EXT	0.379	0.8	7.77	5	880	1.7	3	0.27	0.5	11	25	833	6.06	1.07	1.85	856	17	1.5	11	540	22	0.01	5	136	0.29	108	10	164	20
JM DH-06-06	44	46	106564	EXT	0.381	1.3	6.75	5	830	1.6	3	0.38	0.5	10	16	873	5.16	0.92	1.6	752	23	1.53	7	420	21	0.01	5	132	0.3	84	10	178	20
JM DH-06-06	46	48	106565	EXT	0.308	1.1	6.11	5	730	1.5	5	0.21	0.5	9	13	822	4.98	0.96	1.23	656	36	0.96	8	500	15	0.01	5	81	0.14	66	10	198	20
JM DH-06-06	48	50	106566	EXT	0.586	0.8	6.18	12	560	1.5	2	0.52	0.5	13	41	980	6.54	1.02	1.74	730	31	1.87	10	1050	32	0.01	5	168	0.51	143	10	156	20
JM DH-06-06	50	52	106567	EXT	0.347	1.8	7.06	5	730	1.7	4	0.3	0.5	10	67	1285	5.40	1.37	1.40	995	33	1.32	43	880	29	0.01	5	114	0.26	88	10	182	20
JM DH-06-06	52	54	106568	EXT	0.32	1.2	6.06	8	800	1.4	2	0.09	0.5	9	9	767	4.36	1.02	1.2	2190	38	0.72	6	410	31	0.01	5	88	0.14	90	10	192	20
JM DH-06-06	54	56	106569	EXT	0.271	1	6.17	7	560	1.6	5	0.31	0.5	17	40	3870	5.61	1.11	1.4	906	17	1.81	25	730	44	0.01	5	140	0.32	125	10	148	30
JM DH-06-06	56	58	106570	EXT	0.386	2	7	7	670	1.6	6	0.2	0.5	8	16	7080	4.5	0.82	1.4	751	29	1.45	9	580	25	0.05	5	104	0.25	86	10	150	40
JM DH-06-06	58	60	106571	EXT	0.454	2.2	7.38	5	610	1.7	4	0.25	0.5	12	32	1885	5.43	0.97	1.5	405	25	1.63	12	[illegible]	31	0.01	5	132	0.29	102	10	186	30
JM DH-06-06	60	62	106572	EXT	0.356	1.6	7.76	8	580	2.1	3	0.14	0.5	12	33	4270	5.65	0.98	2.06	1088	108	1.34	17	610	27	0.01	6	67	0.38	105	10	233	30
JM DH-06-06	62	64	106573	EXT	0.411	1.7	6.83	5	820	1.5	2	0.16	0.5	15	37	2640	5.44	1.02	1.38	867	38	1.56	14	580	25	0.01	6	106	0.21	74	10	140	30
JM DH-06-06	64	66	106574	EXT	0.456	1.1	6.92	5	880	1.8	6	0.15	0.5	11	17	3030	4.02	1.14	1.51	663	33	1.37	6	540	24	0.01	5	100	0.27	82	10	145	30
JM DH-06-06	66	68	106575	EXT	0.525	1.5	6.94	5	950	1.8	2	0.27	0.5	10	16	1645	4.43	1.14	1.88	552	35	1.82	6	810	38	0.01	10	122	0.28	94	10	130	10
JM DH-06-06	68	70	106576	EXT	0.434	1.3	6.83	5	530	1.4	2	0.3	0.5	11	18	1985	4.81	0.82	1.88	583	23	1.84	8	580	34	0.01	7	118	0.3	67	10	130	10
JM DH-06-06	70	72	106577	ORG	0.437	1.5	7.38	11	670	1.7	4	0.35	0.5	10	18	3430	5.24	1.12	1.42	950	35	1.65	10	790	32	0.01	6	138	0.38	101	10	128	10
JM DH-06-06	72	74	106579	EXT	0.266	0.8	7.41	5	900	1.8	2	0.5	0.5	13	35	2400	4.84	1.14	2.02	[illegible]	29	2.24	14	520	23	0.01	6	148	0.38	107	10	136	10
JM DH-06-06	74	76	106580	EXT	0.331	1.5	7.77	5	440	1.8	2	0.44	0.5	15	24	2270	4.83	0.83	1.78	972	31	2.58	14	640	22	0.01	10	154	0.33	119	10	150	10
JM DH-06-06	76	78	106581	EXT	0.337	1.5	[illegible]	5	950	1.7	2	0.27	0.5	14	16	3030	4.41	1.18	1.53	1070	47	1.77	10	470	25	0.01	5	118	0.23	73	10	186	10
JM DH-06-06	78	80	106582	EXT	0.32	1.5	5.88	12	730	1.8	2	0.19	0.5	8	5	2500	4.08	0.82	0.8	903	52	1.3	5	370	27	0.01	8	48	0.12	44	10	181	10
JM DH-06-06	80	82	106583	EXT	0.258	1.6	6.82	5	630	1.6	2	0.26	0.5	8	8	4380	4.58	0.81	1.12	638	50	1.35	4	[illegible]	20	0.02	14	97	0.18	[illegible]	10	148	20
JM DH-06-06	82	84	106584	EXT	0.185	1.4	7.4	5	980	1.7	3	0.38	0.5	11	18	2500	5.65	1.22	1.58	638	34	1.62	15	740	25	0.01	8	128	0.34	87	10	140	10
JM DH-06-06	84	86	106585	EXT	0.284	1	6.77	8	[illegible]	1.5	2	0.29	0.5	10	21	2150	5.06	0.86	1.46	564	24	1.88	16	440	25	0.01	8	148	0.28	[illegible]	10	145	20
JM DH-06-06	86	88	106586	EXT	0.333	1.3	7.07	5	680	1.5	2	0.26	0.5	10	15	1730	5.16	0.6	1.26	485	21	1.92	9	560	25	0.01	8	148	0.23	[illegible]	10	128	20
JM DH-06-06	88	90	106587	EXT	0.442	1.5	7.35	7	580	1.8	2	0.31	0.5	13	27	2120	5.14	1.08	1.48	[illegible]	30	2.03	14	598	25	0.01	11	155	0.32	106	10	144	20
JM DH-06-06	90	92	106588	EXT	0.374	1.2	7.14	5	620	1.7	2	0.32	0.5	11	25	2450	5.56	1.26	1.58	558	34	1.88	16	550	25	0.01	12	152	0.31	108	10	160	20
JM DH-06-06	92	94	106589	ORG	0.317	1.6	7.42	8	730	1.6	2	0.18	0.5	9	9	2370	4.48	1.11	1.13	402	36	1.85	4	476	36	0.04	11	172	0.23	70	10	148	20
JM DH-06-06	94	96	106591	EXT	0.313	1.6	5.38	5	470	1.6	2	0.28	0.5	4	1	1740	3.88	0.88	0.88	661	26	0.63	4	400	16	0.01	8	85	0.08	41	10	130	10
JM DH-06-06	96	98	106592	EXT	0.208	1.2	6.72	7	710	2	3	0.38	0.5	11	33	2010	5.61	0.95	1.08	[illegible]	30	1.41	20	530	47	0.01	11	153	0.17	[illegible]	10	181	20
JM DH-06-06	98	100	106593	EXT	0.37	2.3	6.67	5	710	1.6	2	0.3	0.5	11	19	1881	6.24	1.40	1.33	471	25	1.64	12	900	33	0.01	7	150	0.25	82	10	178	20
JM DH-06-06	100	102	106594	EXT	0.241	1.1	7.37	5	620	1.8	3	0.49	0.5	11	7	2170	4.82	1	1.16	529	15	2.22	7	670	18	0.01	9	282	0.34	77	10	148	20
JM DH-06-06	102	104	106595	EXT	0.128	0.7	6.14	8	480	1.7	2	1.32	0.5	9	3	1845	4	1.2	0.84	440	9	2.58	3	810	22	0.01	9	382	0.25	[illegible]	10	144	10
JM DH-06-06	104	106	106596	EXT	0.138	0.6	6.26	11	480	1.4	2	1.47	0.5	10	3	2080	3.73	1	0.84	904	7	2.74	5	900	20	0.01	6	422	0.24	67	10	120	10
JM DH-06-06	106	108	106597	EXT	0.177	0.6	7.72	8	470	1.5	3	1.4	0.5	6	4	2140	3.58	0.48	0.87	452	4	2.53	4	780	19	0.01	7	403	0.23	[illegible]	10	110	10
JM DH-06-06	108	110	106598	EXT	0.169	0.6	6.25	9	700	1.6	2	1.49	0.5	8	3	3120	3.6	1.08	0.84	561	6	2.4	4	830	17	0.01	10	440	0.24	[illegible]	10	127	20
JM DH-06-06	110	112	106599	EXT	0.122	0.6	6.28	8	700	1.4	2	1.42	0.5	4	6	3140	3.8	1.1	0.87	440	5	2.9	4	780	20	0.01	6	458	0.24	[illegible]	10	114	20
JM DH-06-06	112	114	106600	EXT	0.11	0.9	7.08	6	780	1.4	2	1.33	0.5	6	4	3430	3.43	0.43	0.96	425	6	2.57	3	730	25	0.01	7	380	0.21	61	10	134	20
JM DH-06-06	114	116	106601	EXT	0.18	1	6.11	12	[illegible]	1.5	2	1.41	0.5	7	4	3480	3.77	1	0.87	466	6	2.06	3	620	28	0.01	6	418	0.24	70	10	128	20
JM DH-06-06	116	118	106602	EXT	0.103	0.5	4.02	8	[illegible]	1.7	2	1.02	0.5	7	4	3030	3.65	1.18	0.62	450	13	2.56	3	780	40	0.01	11	373	0.25	[illegible]	10	151	10
JM DH-06-06	118	120	106603	EXT	0.084	0.5	7.94	5	[illegible]	1.4	2	1.22	0.5	6	4	1680	3.87	0.98	0.91	926	18	2.5	5	720	44	0.01	14	386	0.22	[illegible]	10	115	20
JM DH-06-06	120	122	106604	EXT	0.162	1.2	7.7	8	[illegible]	1.5	2	1.14	0.5	6	3	2280	3.87	0.86	0.96	626	18	2.15	2	750	40	0.01	16	335	0.22	[illegible]	10	136	20
JM DH-06-06	122	124	106605	EXT	0.14	1.4	4.07	11	790	1.4	2	0.97	0.5	8	3	2980	4.24	1.1	0.95	945	27	1.98	4	600	142	0.02	30	304	0.22	[illegible]	10	142	30
JM DH-06-06	124	126	106606	EXT	0.126	1.6	4.06	11	720	1.6	2	0.91	0.5	7	1	1680	4.08	1.07	0.88	[illegible]	20	2.84	3	750	65	0.01	27	280	0.22	67	10	150	20
JM DH-06-06	126	128	106607	EXT	0.13	0.7	7.87	11	730	1.4	2	1.12	0.5	8	4	1245	3.64	0.65	0.94	541	9	2.44	2	810	26	0.01	18	387	0.24	[illegible]	10	126	20
JM DH-06-06	128	130	106608	EXT	0.122	0.5	7.07	7	[illegible]	1.4	2	1.43	0.5	7	3	2780	3.72	0.91	0.95	431	5	2.77	3	600	18	0.01	18	421	0.28	72	10	117	20
JM DH-06-06	130	132	106609	EXT	0.164	0.6	6.06	8	700	1.5	2	1.21	0.5	8	3	3440	3.64	0.98	0.98	404	7	2.73	3	770	25	0.01	15	385	0.23	[illegible]	10	120	20
JM DH-06-06	132	134	106610	EXT	0.160	0.5	6.13	5	[illegible]	1.5	7	1.24	0.5	8	2	[illegible]	3.46	1.08	0.98	[illegible]	12	2.58	3	740	21	0.01	5	376	0.24	[illegible]	10	125	10
JM DH-06-06	134	136	106611	EXT	0.109	0.5	6.41	5	[illegible]	1.4	4	1.52	0.5	7	3	4880	3.94	0.99	1	[illegible]	5	2.08	3	750	16	0.01	5	429	0.25	77	10	124	10
JM DH-06-06	136	138	106612	EXT	0.11	0.6	6.45	5	730	1.4	7	1.32	0.5	6	3	3020	3.71	0.97	0.94	380	3	2.84	2	780	13	0.01	6	413	0.24	70	10	118	10
JM DH-06-06	138	140	106613	EXT	0.18	0.6	6.34	10	710	1.6	8	1.31	0.5	7	5	2170	3.77	1.08	0.96	378	10	3.91	5	780	14	0.01	7	423	0.25	[illegible]	10	124	10
JM DH-06-06	140	142	106614	ORG	0.180	0.5	4	6	610	1.6	5	1.27	0.5	6	6	1815	3.72	0.75	1.01	428	17	2.58	2	470	16	0.03	6	364	0.3	83	10	126	10
JM DH-06-06	142	144	106616	EXT	0.112	0.5	6.15	11	700	1.6	3	0.96	0.5	6	8	1710	3.34	0.76	0.67	[illegible]	13	2.02	3	600	13	0.05	7	402	0.24	67	10	122	10
JM DH-06-06	144	146	106617	EXT	0.118	0.7	4.2	8	[illegible]	1.5	5	1.24	0.5	7	3	1010	3.52	0.82	0.8	382	5	2.84	2	750	15	0.01	6	407	0.24	70	10	125	10
JM DH-06-06	146	148	106618	EXT	0.124	0.5	7.87	12	620	1.4	5	1.26	0.5	5	5	780	3.27	0.84	0.88	407	4	2.73	3	730	15	0.01	5	382	0.22	[illegible]	10	113	10
JM DH-06-06	148	150	106619	EXT	0.144	0.6	6.26	10	[illegible]	1.7	5	1.13	0.6	6	6	1080	3.58	1.1	0.88	432	9	2.6	4	600	17	0.01	5	386	0.23	[illegible]	10	118	10
JM DH-06-06	150	152	106620	EXT	0.148	0.5	6.64	5	[illegible]	1.7	6	0.93	0.5	7	6	1010	3.36	0.93	0.83	415	5	2.86	4	790	16	0.03	5	384	0.24	47	10	132	10
JM DH-06-06	152	154	106621	EXT	0.146	0.6	6.83	14	670	1.6	4	0.97	0.5	7	5	1120	3.40	0.91	0.86	413	5	3.07	1	640	19	0.04	6	382	0.25	78	10	128	10
JM DH-06-06	154	156	106622	EXT	0.062	0.5	6.73	20	630	2	5	0.33	0.7	5	1	[illegible]	3.58	1.38	1.17	[illegible]	55	1.14	5	600	20	1.28	5	142	0.19	63	10	165	20
JM DH-06-06	156	158	106623	EXT	0.087	0.5	6.66	12	580	1.7	5	0.32	0.6	6	1	2910	3.34	0.68	0.80	461	15	1.68	5	600	20	1.71	5	195	0.15	42	10	168	20
JM DH-06-06	158	160	106624	EXT	0.085	0.5	6.09	14	800	1.6	5	0.37	0.5	6	1	2230	3.38	1.23	0.84	526	19	1.38	3	700	11	1.48	5	127	0.16	61	10	140	20
JM DH-06-06	160	162	106625	EXT	0.085	3.1	7.83	10	860	1.4	4	0.33	0.5	6	1	2280	3.31	1.08	0.84	525	34	1.78	1	495	17	1.06	5	147	0.16	61	10	115	10
JM DH-06-06	162	164	106626	EXT	0.31	1	7.23	5	780	1.4	5	0.37	0.7	6	1	3480	3.82	1.18	0.88	630	61	1.1	2	580	37	1.44	5	119	0.13	60	10	144	20
JM DH-06-06	164	166	106627	EXT	0.341	1	7.63	12	[illegible]	1.6	4	0.34	0.5	6	6	2770	3.58	1.3	0.67	675	25	1.63	4	830	25	1.33	6	158	0.15	58	10	138	30
JM DH-06-06	166	168	106628	EXT	0.28	0.7	7.38	5	670	1.5	6	0.25	0.5	8	1	2220	3.93	1.14	0.80	645	15	0.78	5	880	11	0.57	5	104	0.15	63	10	135	10
JM DH-06-06	168	170	106629	EXT	0.276	0.6	4.18	10	830	1.8	2	0.25	1	7	1	1085	4	1.18	0.8	633	28	1.23	2	800	13	0.84	5	122	0.15	61	10	207	10
JM DH-06-06	170	172	106630	EXT	0.404	0.6	6.41	5	710	1.3	6	0.16	0.6	8	7	4560	4.6	0.62	0.65	542	25	0.68	3	820	18	0.54	5	118	0.17	71	10	140	40
JM DH-06-06	172	174	106631	EXT	0.572	1.1	5.38	8	[illegible]	1.2	7	0.14	0.5	7	1	6400	4	0.97	0.88	678	28	0.61	1	900	18	0.72	5	79	0.13	[illegible]	10	164	60
JM DH-06-06	174	176	106632	EXT	0.626	1.4	6.44	12	820	1.5	5	0.17	0.5	8	23	4640	5.06	0.85	1.15	723	28	0.63	8	660	17	1.75	5	92	0.22	[illegible]	10	145	40
JM DH-06-06	176	178	106633	EXT	0.3	1.1	6.03	21	310	1.3	5	0.14	0.9	8	7	3440	4.79	0.88	0.94	560	30	0.79	4	540	28	2.1	5	105	0.14	67	10	151	70
JM DH-06-06	178	180	106634	EXT	0.366	0.7	6.44	5	350	1.3	5	0.15	0.5	8	23	3481	4.58	0.87	1.2	761	18	0.66	10	630	21	0.46	5	75	0.2	41	10	140	30
JM DH-06-06	180	182	106635	EXT	0.446	1.1	5.80	5	400	1.8	7	0.15	0.5	7	8	4080	4.40	0.87	1.15	615	14	0.95	2	580	8	1.04	5	64	0.14	42	10	115	30
JM DH-06-06	182	184	106636	EXT	0.421	0.6	6.18	8	570	1.6	2	0.18	0.5	7	7	4320	4.87	1.1	1.38	[illegible]	27	0.82	3	580	15	1.14	5	[illegible]	0.15	95	10	134	10
JM DH-06-06	184	186	106637	EXT	0.344	0.7	7.34	8	[illegible]	1.5	2	0.18	1.6	6	6	3200	3.51	0.98	1.28	571	55	1.16	2	580	15	0.54	5	[illegible]	0.18	40	10	116	10
JM DH-06-06	186	188	106638	EXT	0.374	1	7.39	5	480	2.6	3	0.18	1.7	6	28	8030	5.45	1.38	1.48	836	31	0.45	8	600	17	0.65	5	61	0.28	110	10	183	10
JM DH-06-06	188	190	106639	EXT	0.403	1.1	5.59	5	510	1.5	2	0.11	0.5	5	7	5320	4.36	0.88	1.32	704	32	0.3	5	630	8	0.64	6	30	0.1	63	10	118	10
JM DH-06-06	190	192	106640	EXT	0.380	1.2	6.16	6	630	1.4	2	0.15	0.4	7	14	6140	5.21	1.14	1.56	646	22	0.46	6	610	15	0.67	5	71	0.16	78	10	128	10
JM DH-06-06	192	194	106641	ORG	0.323	0.5	6.00	5	[illegible]	1.6	2	0.18	1.3	6	6	5830	4.25	1.16	1.61	586	21	0.5	5	610	15	0.67	5	122	0.15	63	10	121	10
JM DH-06-06	194	196	106643	EXT	0.145	0.5	7.73	7	670	1.7	2	0.38	0.8	6	4	2830	3.83	1.18	1.3	[illegible]	13	1.42	4	780	13	0.39	5	165	0.16	[illegible]	10	124	10
JM DH-06-06	196	198	106644	EXT	0.181	0.5	7.06	7	600	1.7	2	0.45	0.6	7	2	3430	3.5	1.53	1.40	779	12	1.62	5	780	22	0.34	5	176	0.19	63	10	140	10
JM DH-06-06	198	200	106645	EXT	0.507	1.2	6.00	7	670	2	2	0.18	2.0	6	2	6700	3.84	1.28	1.46	542	77	0.67	4	830	20	0.68	5	81	0.14	90	10	138	10
JM DH-06-06	200	202	106646	EXT	0.185	1.4	7.13	40	840	1.8	2	0.19	2.8	5	2	6300	3.28	1.32	1.41	585	14	0.98	3	620	22	1.5	6	103	0.17	82	10	127	60
JM DH-06-06	202	204	106647	EXT	0.082	0.6	6.38	65	380	1.8	2	0.13	0.7	6	3	3790	3.5	1.17	1.49	678	43	0.2	5	380	13	1.64	6	21	0.14	54	10	122	50
JM DH-06-06	204	206	106648	EXT	0.109	0.9	7.36	24	840	1.8	2	0.37	0.5	8	3	2400	3.97	1.24	1.4	1008	15	1.31	3	710	21	1.08	5	113	0.16	[illegible]	10	144	20
JM DH-06-06	206	208	106649	EXT	0.075	0.5	6.54	5	610	1.7	2	0.82	0.5	8	4	1110	3.93	1.26	1.40	1150	8	1.08	4	830	22	0.95	5	203	0.18	[illegible]	10	81	10
JM DH-06-06	208	210	106650	EXT	0.101	0.6	7.08	13	730	1.8	2	0.51	0.5	7	3	1420	3.68	1.2	1.40	1006	21	1.82	3	780	17	1.02	5	174	0.19	[illegible]	10	67	10
JM DH-06-06	210	212	106651	EXT	0.072	0.5	7.77	6	840	1.6	2	0.44	0.5	7	3	1280	3.77	0.87	1.38	628	8	1.77	3	730	17	1	5	161	0.18	63	10	86	10
JM DH-06-06	212	214	106652	EXT	0.063	0.5	7.85	12	820	1.5	2	0.41	0.5	8	3	1430	3.22	1.4	1.31	740	59	1.66	4	610	21	1.08	5	138	0.18	63	10	88	10

RDH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-06-06	214	216	100853	EXT	0.227	1.3	8.19	16	520	1.4	2	0.40	0.6	7	4	4630	3.6	1.50	1.21	810	220	0.56	4	640	20	1.6	8	86	0.16	58	10	123	20
JM DH-06-06	216	218	100854	EXT	0.11	0.7	7.91	38	900	1.4	2	0.29	0.5	8	3	1400	3.20	1.00	1.4	813	19	1.2	5	430	17	1.08	6	76	0.2	46	10	153	20
JM DH-06-06	218	220	100855	EXT	0.128	0.9	7.12	46	480	1.6	2	0.10	0.5	8	3	3040	3.50	1.15	1.30	816	52	0.79	5	630	15	1.30	7	64	0.16	61	10	130	30
JM DH-06-06	220	222	100856	EXT	0.256	0.8	5.89	27	380	1.7	2	0.08	0.5	7	3	3740	3.87	1.4	1.36	654	117	0.14	3	400	15	2.2	8	71	0.16	59	10	118	30
JM DH-06-06	222	224	100857	EXT	0.382	1.2	8.56	11	530	1.5	2	0.18	0.5	6	7	3300	4.00	1.30	1.46	880	33	0.86	5	540	24	1.05	5	76	0.2	66	10	148	10
JM DH-06-06	224	226	100858	EXT	0.267	1.1	5.63	4	440	1.3	2	0.17	0.4	9	9	3440	3.93	0.83	1.18	808	29	0.73	5	550	33	1.08	5	66	0.19	60	10	190	20
JM DH-06-06	226	228	100859	EXT	0.318	1.3	7.33	16	860	1.7	2	0.17	0.4	11	2	3910	4.90	1.16	1.24	830	29	0.79	4	650	28	0.72	5	120	0.15	64	10	164	10
JM DH-06-06	228	230	100860	ORD	0.28	1.2	6.05	16	520	1.2	2	0.15	0.4	8	1	3560	3.90	0.86	0.98	705	35	0.76	2	470	31	0.68	5	87	0.13	52	10	140	10
JM DH-06-06	230	232	100862	EXT	0.192	1.6	5.96	172	190	1.4	2	0.04	1.1	12	1	4510	4.40	1	0.87	531	79	0.14	8	440	31	3.17	5	81	0.11	58	10	220	40
JM DH-06-06	232	234	100863	EXT	0.362	1.9	8.71	38	460	1.6	8	0.14	1.4	10	2	5400	3.90	0.90	1.08	733	107	0.44	10	590	17	1.48	5	84	0.14	66	10	317	20
JM DH-06-06	234	236	100864	EXT	0.197	0.9	7.75	10	430	1.8	3	0.18	0.5	10	1	3980	5.11	0.83	1.22	794	17	1.03	7	540	11	0.72	5	79	0.13	88	10	173	10
JM DH-06-06	236	238	100865	EXT	0.006	1.1	8.58	25	810	1.6	2	0.30	0.5	9	4	1670	3.55	0.4	1.22	782	29	1.45	6	610	17	0.43	6	142	0.18	67	10	161	10
JM DH-06-06	238	240	100866	EXT	0.161	1.1	8.17	27	540	1.6	5	0.23	1	9	3	2980	3.77	0.9	1.16	764	29	1.06	6	720	6	0.92	5	100	0.17	65	10	156	10
JM DH-06-06	240	242	100867	EXT	2.198	1.1	7.67	23	460	1.6	3	0.23	0.8	6	3	2980	3.13	1.13	1.16	750	75	1.08	6	680	38	0.88	5	86	0.16	62	10	208	20
JM DH-06-06	242	244	100868	EXT	0.119	0.7	8.28	46	640	1.6	2	0.24	0.6	4	3	2030	3.30	0.90	1.06	780	66	1.46	7	710	34	1.87	6	212	0.17	66	10	185	30
JM DH-06-06	244	246	100869	EXT	0.109	0.9	8.82	34	590	1.5	2	0.20	1.2	9	2	2010	3.42	0.82	1.07	720	22	2.16	5	780	44	0.86	5	252	0.16	65	10	738	30
JM DH-06-06	246	248	100870	EXT	0.082	0.7	8.73	12	570	1.5	2	0.47	0.6	8	3	1985	3.36	0.9	1.03	708	130	2.66	4	780	23	0.95	5	256	0.16	62	10	153	10
JM DH-06-06	248	250	100871	EXT	0.15	1	7.86	21	880	1.5	3	0.29	1.3	10	4	2980	3.55	0.9	1.1	936	75	1.3	6	650	38	0.71	5	132	0.19	67	10	243	20
JM DH-06-06	250	252	100872	EXT	0.122	1.1	6.61	35	900	1.6	4	0.36	1.2	11	4	2490	3.05	0.90	1.34	905	26	1.52	6	800	98	0.82	5	170	0.17	66	10	244	10
JM DH-06-06	252	254	100873	EXT	0.114	0.9	7.67	27	540	1.6	4	0.34	1.3	8	3	2460	3.5	0.78	1.06	764	25	1.56	7	880	23	0.7	5	208	0.15	63	10	195	20
JM DH-06-06	254	256	100874	EXT	0.054	0.7	6.61	35	860	1.6	2	0.05	0.6	8	3	1436	3.55	0.61	1.08	808	32	2.19	3	770	38	0.98	5	311	0.16	64	10	138	20
JM DH-06-06	256	258	100875	EXT	0.076	0.7	8.2	19	550	1.5	3	0.44	0.8	7	1	1760	3.20	0.90	1	720	20	2.16	3	680	40	0.48	5	253	0.18	57	10	134	10
JM DH-06-06	258	260	100876	ORD	0.11	0.7	8.67	16	440	1.4	2	0.3	0.7	8	3	2230	3.68	0.90	1.08	948	14	1.4	6	500	31	0.57	5	143	0.14	56	10	154	20
JM DH-06-06	260	262	100878	EXT	0.217	1.4	7.14	28	470	1.6	2	0.19	0.7	8	1	4280	3.19	0.80	1.16	818	32	0.86	4	530	30	0.82	5	74	0.13	54	10	213	20
JM DH-06-06	262	264	100879	EXT	0.244	1.1	8.1	19	420	1.6	4	0.21	0.6	8	1	3230	3.01	0.83	1.07	888	27	1.3	4	590	20	0.52	5	126	0.14	57	10	202	10
JM DH-06-06	264	266	100880	EXT	0.152	1.7	8.27	22	490	1.6	2	0.18	0.7	6	1	4770	3.2	0.88	0.83	487	44	0.84	5	540	12	0.88	5	120	0.13	54	10	190	20
JM DH-06-06	266	268	100881	EXT	0.093	1.1	8.88	21	410	1.4	3	0.15	0.5	6	1	2880	2.94	0.87	1.02	521	36	1.13	5	450	20	0.80	5	134	0.13	56	10	198	20
JM DH-06-06	268	270	100882	EXT	0.138	1.2	8.65	231	390	1.7	8	0.08	1.5	7	1	3270	2.87	0.98	0.74	330	32	0.42	12	500	40	1.91	24	146	0.13	59	10	287	60
JM DH-06-06	270	272	100883	EXT	0.115	1	8.31	34	400	1.6	2	0.12	0.5	10	2	2540	3.01	1.19	1.30	520	36	1.1	8	470	21	1.1	5	112	0.14	57	10	200	30
JM DH-06-06	272	274	100884	EXT	0.17	0.8	8.48	31	400	1.5	2	0.15	0.7	9	1	4220	3.40	1.03	1.14	530	66	0.88	4	520	14	1.76	5	90	0.14	58	10	166	30
JM DH-06-06	274	276	100885	EXT	0.109	0.9	8.38	19	500	1.4	2	0.18	0.5	10	1	2840	3.15	1.16	0.93	387	24	0.86	3	540	19	1.12	5	100	0.13	59	10	173	10
JM DH-06-06	276	278	100886	EXT	0.108	0.8	8.48	20	600	1.7	2	0.2	0.5	8	1	3630	3.17	1.04	1.08	531	54	1.7	8	500	16	0.67	5	142	0.18	57	10	215	10
JM DH-06-06	278	280	100887	EXT	0.138	0.8	8.14	34	410	1.4	2	0.18	0.6	13	3	3300	2.94	0.9	1.12	515	31	1.56	8	430	17	0.81	5	124	0.15	54	10	196	20
JM DH-06-06	280	282	100888	EXT	0.102	0.5	8.57	38	400	1.5	2	0.15	0.6	8	1	2300	3.1	1.00	1.14	541	66	1.46	8	520	25	0.84	5	130	0.15	55	10	156	20
JM DH-06-06	282	283	202406	EXT	0.236	2.8	8.67	14	440	1.3	15	0.27	0.5	5	1	2520	3.40	2.14	1.43	634	19	2.60	8	540	32	0.91	5	164	0.2	65	10	243	420
JM DH-06-06	283	284	202407	EXT	0.182	0.5	8.42	12	380	1.4	11	0.19	0.5	6	1	2130	3.5	1.00	1.52	817	20	2.82	8	510	21	0.73	5	163	0.17	56	10	205	550
JM DH-06-06	284	285	202408	EXT	0.285	1.2	8.33	11	410	1.2	3	0.27	0.5	6	1	4050	3.54	2.31	1.24	843	20	3.04	1	340	24	0.81	5	185	0.18	48	10	180	860
JM DH-06-06	285	286	202409	EXT	0.287	2.4	8.3	7	250	1.2	6	0.25	0.5	6	1	4400	3.72	1.00	1.30	823	28	3.28	3	320	19	0.37	5	158	0.18	51	10	185	780
JM DH-06-06	286	287	202410	EXT	0.228	1.4	8.64	5	310	1.3	13	0.16	0.5	6	1	3760	3.30	2.28	1.51	816	60	2.22	4	380	17	0.45	5	113	0.17	53	10	144	510
JM DH-06-06	287	288	202411	EXT	0.253	1	8.54	17	330	1.3	12	0.13	0.5	7	1	4310	3.53	2.23	1.6	858	46	1.84	8	200	16	0.4	5	47	0.14	53	10	186	490
JM DH-06-06	288	289	202412	EXT	0.208	0.8	8.4	20	380	1.2	8	0.08	0.5	7	1	3650	3.31	2.00	1.27	457	102	1.19	5	370	25	1.32	5	79	0.18	62	10	173	318
JM DH-06-06	289	290	202413	EXT	0.253	2.3	7.61	14	540	1.4	5	0.12	0.5	7	1	3020	3.32	2.26	1.75	627	29	1.34	8	340	21	0.5	5	117	0.18	55	10	162	600
JM DH-06-06	290	291	202414	EXT	0.38	1.3	7.38	5	640	1.2	4	0.04	0.5	5	1	5380	3.8	2.56	1.30	444	52	1.51	4	380	25	0.71	5	142	0.16	48	10	140	400
JM DH-06-06	291	292	202415	EXT	0.484	1.8	7.84	10	670	1.2	9	0.11	0.6	5	1	7700	4.02	2.00	1.16	902	38	0.88	5	530	31	1.06	6	130	0.15	40	10	157	800
JM DH-06-06	292	293	202416	EXT	0.556	1.3	7.63	12	880	1.1	6	0.13	0.6	5	1	7890	4.17	2.31	1.36	775	40	1.21	7	400	23	0.62	5	114	0.17	62	10	191	780
JM DH-06-06	293	294	202417	EXT	0.478	1.8	6.79	5	880	1.4	2	0.06	0.5	7	1	9270	4.30	2.36	1.04	662	107	0.43	4	578	19	1.02	5	83	0.17	66	10	182	880
JM DH-06-06	294	295	202418	EXT	0.27	2	7.71	5	620	1.3	16	0.19	0.6	8	1	6040	5.17	2.57	1.85	1256	57	0.40	5	430	20	0.89	5	100	0.15	43	10	208	580
JM DH-06-06	295	296	202419	EXT	0.195	1.6	7.84	5	980	1.4	7	0.2	0.6	7	1	3900	3.82	2.91	1.54	1560	150	1.17	6	470	28	0.81	5	104	0.14	50	10	282	290
JM DH-06-06	296	297	202420	EXT	0.219	1.2	6.38	27	510	1	11	0.04	0.5	5	1	4540	3.86	2.36	1.36	776	94	0.86	6	450	26	1.58	5	84	0.12	54	10	163	320
JM DH-06-06	297	298	202421	EXT	0.288	1.3	7.84	5	610	1.2	10	0.2	0.6	6	1	4340	3.45	2.22	1.39	740	38	1.06	5	530	25	1.08	5	101	0.14	54	10	180	280
JM DH-06-06	298	299	202422	EXT	0.315	0.6	6.81	5	570	1.3	8	0.41	0.6	6	2	3410	4.52	2.19	1.3	1130	30	2.08	7	550	28	0.57	6	173	0.16	58	10	184	200
JM DH-06-06	299	300	202423	EXT	0.303	1.5	7.85	8	750	1.2	13	0.37	0.5	8	1	5400	4.19	2.42	1.84	687	34	1.11	3	630	37	0.62	5	128	0.15	52	10	221	380
JM DH-06-06	300	301	202424	EXT	0.164	1.2	6.24	5	710	1.3	2	0.19	0.6	5	1	3120	4.16	2.76	1.66	1050	33	1.16	3	400	37	0.48	5	113	0.14	51	10	230	210
JM DH-06-06	301	302	202425	EXT	0.178	0.8	7.43	8	670	1	4	0.34	0.5	8	1	3280	3.83	2.25	1.37	1115	18	1.85	5	510	45	0.85	6	166	0.16	45	10	218	210
JM DH-06-06	302	303	202426	EXT	0.158	1.2	6.18	11	880	1.4	2	0.33	0.5	8	1	2910	3.65	2.32	1.36	980	75	1.7	3	610	38	1.1	5	156	0.14	51	10	204	250
JM DH-06-06	303	304	202427	EXT	0.179	0.9	6.57	10	730	1.3	7	0.33	0.5	7	1	3900	4.56	2.06	1.31	1085	97	1.94	4	640	37	0.43	5	205	0.16	57	10	171	280
JM DH-06-06	304	305	202428	EXT	0.238	1	6.41	5	780	1.2	5	0.44	0.5	5	1	4330	4.09	2.36	1.09	740	25	2.73	3	880	54	0.45	5	279	0.2	60	10	195	320
JM DH-06-06	305	306	202429	EXT	0.248	1.7	6.28	8	710	1.2	6	0.30	0.5	5	1	4420	3.88	2.17	1.1	817	13	2.75	2	820	43	0.45	5	273	0.19	58	10	145	320
JM DH-06-06	306	307	202430	EXT	0.115	1.4	6.15	11	630	1.3	7	0.31	0.6	6	1	3870	4.1	2.27	1.26	1830	14	2.12	5	770	36	0.56	5	166	0.16	52	10	208	280
JM DH-06-06	307	308	202431	EXT	0.204	2.1	6.24	11	680	1.3	10	0.29	0.6	6	1	4270	3.83	2.34	1.6	1305	17	1.7	6	770	64	0.58	5	166	0.14	56	10	220	270
JM DH-06-06	308	309	202432	EXT	0.208	1.4	6.28	5	680	1.2	7	0.24	0.6	7	1	4080	4.11	2.25	1.33	738	16	1.32	2	660	56	0.8	5	130	0.1	64	10	280	280
JM DH-06-06	309	310	202433	EXT	0.257	1	7.86	22	470	1.4	9	0.25	0.5	6	1	3230	3.7	2.5	0.73	373	34	0.57	5	720	33	1.73	5	77	0.12	56	10	108	160
JM DH-06-06	310	311	202434	EXT	0.168	0.9	6.53	13	600	1.6	8	0.29	0.5	5	2	2570	3.40	2.33	0.86	448	15	2.07	6	510	28	1.17	5	172	0.18	50	10	124	130
JM DH-06-06	311	312	202435	EXT	0.145	1.1	6.16	5	720	1.8	12	0.23	0.5	4	1	2910	3.26	2.32	1.14	648	14	2.27	3	520	20	0.28	5	170	0.18	47	10	132	120
JM DH-06-06	312	313	202436	EXT	0.188	0.5	6.28	6	720	1.4	3	0.2	0.5	5	1	2880	3.2	2.08	1.47	744	56	1.59	3	420	38	0.34	5	141	0.17	53	10	208	140
JM DH-06-06	313	314	202437	EXT	0.323	1.2	7.86	22	430	1.1	8	0.11	0.5	6	2	3430	3.22	2.1	1.36	551	23	0.71	6	480	42	0.97	5	62	0.18	54	10	182	170
JM DH-06-06	314	315	202438	EXT	0.217	0.7	6.53	25	680	1.4	15	0.08	0.6	7	1	3880	4.22	2.75	1.2	313	105	0.1	7	600	30	1.26	5	56	0.13	63	10	207	180
JM DH-06-06	315	316	202439	EXT	0.193	0.7	7.75	7	630	1.3	11	0.18	0.5	5	1	3820	3.81	2.13	1.31	505	17	1.38	2	480	18	0.51	5	114	0.13	54	10	132	140
JM DH-06-06	316	317	202440	EXT	0.292	1.2	7.53	6	880	1.4	18	0.22	0.5	6	1	3900	3.9	2.2	1.43	775	43	1.32	8	510	18	0.43	5	137	0.18	58	10	185	200
JM DH-06-06	317	318	202441	EXT	0.375	1.4	8.01	5	620	1.4	19	0.23	1.1	6	1	5070	4.25	2.18	1.40	787	45	1.01	10	620	91	0.55	5	179	0.17	61	10	205	110
JM DH-06-06	318	319	202442	EXT	0.27	1	7.82	10	620	1.3	13	0.23	0.7	7	1	3860	4.31	2.27	1.22	1365	127	2.11	7	480	28	0.56	5	135	0.15	53	10	281	80
JM DH-06-06	319	320	202443	EXT	0.314	1.3	7.66	9	830	1.4	11	0.24	0.5	5	1	6080	3.40	2.06	1.20	832	770	2.00	4	570	25	0.60	5	142	0.16	56	10	180	130
JM DH-06-06	320	321	202444	EXT	0.181	0.8	7.82	18	490	1.3	8	0.35	0.5	3	1	5280	3.20	2.04	1.10	512	37	2.83	7	600	28	0.36	5	229	0.18	56	10	118	100
JM DH-06-06	321	322	202445	EXT	0.302	0.5	7.38	8	730	1.3	8	0.42	0.5	5	1	6380	3.2	2.18	1.30	588	30	2.4	3	600	26	0.46	5	234	0.2	48	10	129	120
JM DH-06-06	322	323	202446	EXT	0.346	1.6	7.36	10	730	1.3	18	0.31	0.6	3	2	5880	3.40	2.4	1.13	643	66	1.75	5	780	18	0.57	5	168	0.18	42	10	575	180
JM DH-06-06	323	324	202447	EXT	0.38	2.1	7.36	10	680	1.4	10	0.20	0.5	6	1	7530	3.8	2.52	1.00	576	42	1.31	8	870	16	0.72	5	148	0.17	68	10	108	280
JM DH-06-06	324	325	202448	EXT	0.203	0.8	7.79	5	620	1.2	6	0.39	0.6	4	2	3410	3.08	2.47	1.21	644	50	1.08	4	830	16	0.35	5	171	0.16	53	10	85	118
JM DH-06-06	325	326	202449	EXT	0.23	1	7.38	8	800	1.1	4	0.37	0.5	3	1	3440	3.94	2.98	1.04	864	38	2.16	4	750	18	0.33	5	170	0.16	68	10	106	120
JM DH-06-06	326	327	202450	EXT	0.341	0.8	7.44	8	550	1.2	5	0.4	0.6	5	1	3640	4.43	2.10	1.30	726	113	2.20	4	820	17	0.36	6	178	0.15	73	10	117	130
JM DH-06-06	327	328	202451	EXT	0.238	0.5	7.52	5	520	1.1	5	0.45	0.6	4	3	2620	4.37	1.91	1.28	579	42	2.50	6	780	33	0.27	5	167	0.17	78	10	105	100
JM DH-06-06	328	329	202452	EXT	0.184	1.3	6.07	12	790	1.2	10	0.27	0.5	7	3	3570	3.74	2.16	1.12	531	60	1.66	6	740	16	0.5	5	188	0.17	71	10	85	130
JM DH-06-06	329	330	202453	EXT	0.203	1	7.63	5	800	1.3	12	0.22	0.6	5	2	2830	3.8	2.2	1.34	882	59	1.78	3	780	12	0.32	5	154	0.17	57	10	118	100
JM DH-06-06	330	331	202454	EXT	0.221	1.1	7.93	8	790	1.6	6	0.22	0.5	8	1	3380	3.01	2.37	1.50	654	18	1.47	5	830	16	0.32	5	174	0.18	42	10	120	120
JM DH-06-06	331	332	202455	EXT	0.214	1.2	6.18	8	670	1.4	6	0.31	0.6	5	2	3620	3.36	2.01	1.63	714	40	1.60	6	740	20	0.38	5	170	0.2	63	10	124	150
JM DH-06-06	332	333	202456	EXT	0.173	0.8	7	7	880	1.3	6	0.4	0.6	5	1	3790	3.36	1.95	1.17	446	41	2.37	2	710	25	0.30	5	222	0.16	51	10	79	80
JM DH-06-06	333	334	202457	EXT	0.294	1.1	6.56	8	710	1.4	4	0.6	0.5	8	3	2980	3.2	2.03	1.41	656	20	3	3	840	25	0.28	6	281	0.25	47	10	114	140
JM DH-06-06	334	335	202458	EXT	0.153	0.6	7.43	8	510	1.6	2	0.42	0.6	5	1	2080	2.63	1.80	1.76	480	14	2.38	3	880	18	0.21	5	211	0.15	41	10	79	80
JM DH-06-06	335	336	202459	EXT	0.164	1.1	7.67	8	630	1.5	8	0.31	0.5	6	1	2880	3.56	2.14	1.27	348	34	1.00	5	730	12	0.28	5	189	0.16	61	10	68	110
JM DH-06-06	336	337	202460	EXT	0.147	0.5	7.88	5	880	1.3	6	0.43	0.5	5	2	1985	3.30	1.83	1.34	451	64	3.01	6	790	18	0.18	5	234	0.16	63	10	67	80
JM DH-06-06	337	338	202461	EXT	0.174	0.7	7.77	5	680	1.3	4	0.37	0.6	3	1	3480	2.84	1.82	1.30	671	14	2.8	4	880	36	0.22	5	233	0.2	60	10	132	80
JM DH-06-06	338	339	202462	EXT	0.161	0.7	6.61	8	630	1.4	2	0.41	0.5	6	1	2760	3.55	2.03	1.36	647	33	2.00	1	880	38	0.31	5	288	0.22	62	10	156	90
JM DH-06-06	339	340	202463	EXT	0.158	0.4	7.42	5	900	1.4	2	2.08	1.7	5	5	2530	3.11	2.00	1.47	668	71	1.67	2	550	28	1.61	6	254	0.18	59	10	204	90
JM DH-06-06	340	341	202464	EXT	0.135	0.9	7.22	17	430	1.5	2	1.30	0.5	5	1	1875	2.86	2.11	1.51	761	107	1.5	2	590	17	1.82	6	188	0.15	57	10	130	60
JM DH-06-06	341	342	202465	EXT	0.113	0.9	6.66	9	380	1.6	6	2.43	0.5	5	1	2210	3.46	2.81	1.31	807	26	0.44	1	520	11	2.06	5	188	0.13	62	10	115	70
JM DH-06-06	342	343	202466	EXT	0.105	0.9	7.04	5	380	1.7	3	2.7	0.5	6	2	2540	4.58	2.1	1.94	884	28	0.42	3	520	10	2.14	5	214	0.14	61	10	103	80
JM DH-06-06	343	344	202467	EXT	0.198	0.6	6.45	7	290	1.3	10	3.21	0.6	4	1	2870	5.62	1.63	1.73	873	60	0.6	5	380	8	2.54	5	282	0.11	65	10	134	100
JM DH-06-06	344	345	202468	EXT	0.118	0.7	6.38	5	320	1.4	3	2.00	0.5	3	1	2980	3.00	1.95	1.50	1005	62	0.86	2	340	13	2.23	5	303	0.1	51	10	130	90
JM DH-06-06	345	346	202469	EXT	0.123	1.1	7.44	5	380	1.3	2	2.45	0.6	4	1	2300	3.01	2.02	1.56	778	18	1.53	7	420	17	2.15	5	288	0.18	60	10	110	70
JM DH-06-06	346	347	202470	EXT	0.151	0.6	7.2	81	280	1.5	8	2.31	0.5	4	2	2950	4.07	2.01	1.4	612	52	0.88	1	300	38	2.25	5	242	0.14	62	10	151	170
JM DH-06-06	347	348	202471	EXT	0.103	1.3	7.39	212	140	1.8	10	3.22	0.6	4	1	3080	3.27	2.84	0.83	414	32	0.77	5	580	53	4.12	11	318	0.18	54	10	148	100
JM DH-06-06	348	349	202472	EXT	0.079	1.2	8.14	128	160	1.7	3	2.60	0.5	6	2	1185	2.72	2.36	0.92	488	15	0.73	1	440	14	3.56	24	138	0.17	48	10	118	80
JM DH-06-06	349	350	202473	EXT	0.078	0.4	7.79	12	320	1.4	8	2.25	0.5	5	1	1540	2.86	2.25	1.4	552	28	1.66	3	480	8	2.47	8	425	0.16	48	10	113	30
JM DH-06-06	350	351	202474	EXT	0.08	0.8	7.96	7	420	1.3	3	2.38	0.5	6	1	1905	3.77	1.89	1.31	611	11	3	3	580	18	1.88	5	484	0.17	57	10	140	30
JM DH-06-06	351	352	202475	EXT	0.084	0.7	7.11	5	380	1.3	2	3.28	0.5	2	1	1546	2.62	1.88	1.71	737	22	1.67	1	520	16	2.84	5	486	0.16	55	10	121	30
JM DH-06-06	352	353	202476	EXT	0.134	1	7.6	14	300	1.6	2	2.77	0.5	4	[illegible]	1646	2.66	2.7	1.32	683	28	1.78	3	480	17	2.88	5	341	0.16	41	10	125	10
JM DH-06-06	353	354	202477	EXT	0.094	0.5	7.58	5	380	1.7	2	2.00	0.5	7	[illegible]	1100	2.6	2.01	1.84	801	41	1.30	4	480	16	2.08	5	388	0.17	45	10	135	10
JM DH-06-06	354	355	202478	EXT	0.073	0.6	7.56	21	380	1.7	4	2.00	0.6	4	5	1080	2.81	2.12	1.42	556	79	1.8	4	980	74	2.34	8	290	0.16	40	10	190	10
JM DH-06-06	355	356	202479	EXT	0.072	0.5	7.14	18	380	1.9	3	2.29	0.6	4	3	1310	2.70	1.6	1.34	584	29	2.06	4	570	13	2	5	330	0.15	38	10	118	10
JM DH-06-06	356	357	202480	EXT	0.174	0.5	7.1	21	200	1.7	5	2.92	0.5	4	2	2030	2.79	2.30	1.46	588	29	0.88	5	540	16	3.12	6	308	0.14	38	10	128	20
JM DH-06-06	357	358	202481	EXT	0.082	0.5	7.14	25	300	1.7	5	2.79	0.6	4	[illegible]	1880	2.7	2.06	1.06	381	36	0.78	4	400	20	2.74	7	288	0.13	57	10	125	20
JM DH-06-06	358	359	202482	EXT	0.084	0.4	7.33	48	170	2	5	2.1	0.7	6	3	2180	3.02	2.37	1.14	441	34	0.38	2	340	28	3.41	6	362	0.14	40	10	181	20
JM DH-06-06	359	360	202483	EXT	0.118	0.4	7.87	14	180	1.9	4	2.01	0.5	5	4	1810	3.24	2.43	1.08	458	16	0.36	5	440	18	3.7	5	384	0.14	50	10	105	10
JM DH-06-06	360	361	202484	EXT	0.068	0.6	7.48	23	310	1.6	5	2.07	0.6	3	5	1510	2.60	1.9	1.34	400	22	2.11	4	440	18	2.44	5	380	0.14	43	10	102	10
JM DH-06-06	361	362	202485	EXT	0.084	0.5	6.8	8	250	1.5	4	2.74	0.6	5	4	802	3.45	2	1.30	408	12	2.34	4	400	20	2.5	5	344	0.14	40	10	138	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-08-06	362	363	202486	EXT	0.081	0.5	6.49	7	260	1.4	2	1.83	0.5	7	4	1355	3.47	1.84	1.42	880	12	2.41	5	380	24	1.75	5	384	0.13	40	10	173	10
JM DH-08-06	363	364	202487	EXT	0.141	0.7	7.34	16	260	1.6		1.02	0.6	6	4	2670	3.92	2.07	1.66	627	32	1.86	6	500	16	1.41	5	344	0.15	45	10	193	20
JM DH-08-06	364	365	202488	EXT	0.109	0.5	7.75	8	310	1.3	3	0.74	0.7	6	3	3340	3.7	2.44	1.64	500	25	1.44	7	610	11	0.9	5	121	0.18	51	10	162	10
JM DH-08-06	365	366	202489	EXT	0.206	0.6	4.35	6	310	1.6	3	0.82	0.5	6	3	3560	3.4	1.99	1.24	476	126	1.85	11	640	9	1.31	5	104	0.18	67	10	131	20
JM DH-08-06	366	367	202490	EXT	0.141	0.6	7.42	13	250	1.4	4	0.86	0.5	4	1	2180	4.82	2.23	1.1	440	30	1.79	4	660	10	1.08	5	118	0.14	71	10	134	20
JM DH-08-06	367	368	202491	EXT	0.166	0.7	7.19	14	720	1.3	3	0.7	0.8	5	3	2370	3.58	2.78	1.16	577	32	1.57	5	770	28	0.72	5	204	0.16	52	10	202	20
JM DH-08-06	368	369	202492	EXT	0.19	1	6.32	6	630	1.3	2	0.36	0.5	4	1	3470	2.67	2.2	0.97	537	157	1.14	3	670	15	0.95	7	111	0.14	45	10	109	20
JM DH-08-06	369	370	202493	EXT	0.17	0.6	7.09	15	670	1.4	2	0.33	0.7	5	1	3870	3.24	2.04	0.86	486	174	1.54	4	670	15	0.54	5	150	0.14	59	10	162	20
JM DH-08-06	370	371	202494	EXT	0.442	1.2	6.99	19	530	1	4	0.6	0.6	5	2	5060	3.85	2.26	0.92	457	47	2.12	3	520	17	0.63	5	205	0.17	62	10	97	30
JM DH-08-06	371	372	202495	EXT	0.302	0.6	6.19	13	650	1.2	2	1.01	0.5	5	2	3660	2.68	2.33	0.92	440	14	2.63	6	730	15	0.54	5	267	0.22	57	10	87	30
JM DH-08-06	372	373	202496	EXT	0.132	0.8	6.24	12	530	1.2	4	0.42	0.6	5	2	2030	2.62	2.06	1.03	629	25	2.62	5	740	18	0.54	5	166	0.22	65	10	106	30
JM DH-08-06	373	374	202497	EXT	0.172	1.2	6.37	77	360	1.5	1	0.77	1.6	5	3	2710	3.53	2.41	0.98	187	33	0.48	5	760	15	2.36	5	44	0.16	75	10	82	40
JM DH-08-06	374	375	202498	EXT	0.15	0.7	6.16	27	660	1.4	5	0.67	0.5	4	2	2050	2.61	2	1.06	550	15	2.75	4	730	14	0.26	5	388	0.22	62	10	116	10
JM DH-08-06	375	376	202499	EXT	0.146	0.6	6.37	13	630	1.3	3	0.63	0.5	4	2	2280	2.75	1.84	0.92	437	44	2.00	4	760	11	0.35	5	363	0.21	42	10	92	30
JM DH-08-06	376	377	202500	EXT	0.229	0.7	6.91	13	610	1.3	4	0.62	0.5	4	2	2040	2.51	2.03	0.92	386	27	2.00	5	760	15	0.38	5	349	0.2	58	10	88	20
JM DH-08-06	377	378	202501	EXT	0.118	0.6	6.49	16	620	1.3	3	1.1	0.5	4	2	1245	2.72	1.95	0.67	382	14	3.20	5	790	16	0.18	5	424	0.23	58	10	82	30
JM DH-08-06	378	379	202502	EXT	0.179	0.6	4.64	16	730	1.5	3	0.86	0.6	4	1	3000	2.39	1.98	0.98	354	26	3.67	5	700	13	0.41	5	344	0.18	65	10	88	20
JM DH-08-06	379	380	202503	EXT	0.141	0.7	6.69	21	580	1.4	2	0.92	0.5	4	2	2120	2.34	1.82	0.83	380	15	3.30	5	730	18	0.25	5	421	0.23	91	10	74	10
JM DH-08-06	380	381	202504	EXT	0.11	0.6	4.59	17	440	1.4	5	0.83	0.5	4	2	1855	2.71	1.98	0.78	354	25	2.63	6	730	11	0.44	5	310	0.17	54	10	67	10
JM DH-08-06	381	382	202505	EXT	0.146	0.9	6.6	13	600	1.8	6	0.43	0.5	4	2	2410	2.4	2.08	0.74	337	76	2.23	3	770	12	0.36	5	244	0.17	54	10	71	20
JM DH-08-06	382	383	202506	EXT	0.11	0.7	6.74	13	660	1.4	5	0.3	0.5	2	2	1675	1.75	2.38	0.37	222	101	1.98	3	720	11	0.2	5	207	0.17	47	10	47	60
JM DH-08-06	383	384	202507	EXT	0.184	1.1	6.25	8	630	1.4	4	0.19	0.7	5	2	2620	2.1	2.25	0.51	209	199	1.1	1	610	10	0.47	5	112	0.16	53	10	69	40
JM DH-08-06	384	385	202508	EXT	0.079	0.8	6.66	12	630	1.7	4	0.25	0.6	5	1	1430	1.63	2.34	0.46	225	66	1.11	1	610	9	0.21	5	144	0.15	47	10	46	20
JM DH-08-06	385	386	202509	EXT	0.12	0.6	6.34	15	710	1.4	2	0.5	0.5	4	1	2230	2.19	2.24	0.71	458	30	2.30	1	700	14	0.31	5	260	0.18	54	10	83	20
JM DH-08-06	386	387	202510	EXT	0.086	0.6	4.37	19	600	1.4	2	0.64	0.5	4	1	2020	2.27	2.08	0.74	526	36	2.69	4	700	15	0.25	5	381	0.2	54	10	103	20
JM DH-08-06	387	388	202511	EXT	0.313	0.6	6.7	16	660	1.5	5	0.85	0.6	4	2	3840	3.31	2.15	0.7	437	51	2.71	5	660	15	0.56	5	283	0.19	54	10	139	30
JM DH-08-06	388	389	202512	EXT	0.142	1.5	6.11	16	640	1.5	4	0.33	1	3	1	2360	2.09	2.15	0.67	468	216	1.63	4	770	18	0.38	5	219	0.17	56	10	109	30
JM DH-08-06	389	390	202513	EXT	0.136	0.6	7.66	16	670	1.5	2	0.71	0.5	4	3	1775	2.61	1.56	0.71	503	22	2.72	4	670	24	0.3	5	374	0.21	53	10	140	10
JM DH-08-06	390	391	202514	EXT	0.16	1.3	7.67	17	700	1.5	3	0.54	0.6	5	1	2570	2.45	1.64	0.79	480	51	1.84	4	720	21	0.51	5	306	0.15	35	10	136	20
JM DH-08-06	391	392	202515	EXT	0.153	1	7.22	43	660	1.4		1	0.6	4	1	1440	2.26	1.51	0.61	813	27	1.23	4	560	12	1.32	5	162	0.14	45	10	136	20
JM DH-08-06	392	393	202516	EXT	0.673	1.2	7.37	141	770	1.4	2	0.87	0.6	4	1	2060	2.18	1.84	0.73	456	36	0.96	3	540	25	1.51	13	176	0.11	44	10	144	30
JM DH-08-06	393	394	202517	EXT	0.086	0.6	7.05	12	560	1.1	4	1.39	0.5	3	1	1485	2.31	1.24	0.64	612	12	2.03	4	520	15	0.78	5	221	0.14	36	10	109	10
JM DH-08-06	394	395	202518	EXT	0.089	1.1	7.4	15	680	1.1	2	1.46	0.5	4	1	1830	2.26	1.56	0.59	754	34	1.53	2	560	21	1.09	5	298	0.13	45	10	122	20
JM DH-08-06	395	396	202519	EXT	0.152	1.3	6.94	12	630	1.1	2	1.62	0.6	3	1	1875	2.22	1.27	0.56	860	23	2.67	2	600	26	1.14	5	289	0.13	39	10	122	30
JM DH-08-06	396	397	202520	EXT	4.09	0.6	7.4	276	600	1.4	2	0.57	0.5	4	1	1920	2.51	1.79	0.58	530	30	0.89	2	950	21	2.07	16	140	0.15	42	10	80	30
JM DH-08-06	397	398	202521	EXT	0.082	1.5	7.38	53	710	1.4	2	0.68	0.6	4	1	1665	2.35	1.47	0.66	790	14	1.35	2	580	21	1.02	5	213	0.1	41	10	136	30
JM DH-08-06	398	399	202522	EXT	0.122	1.6	7.1	9	680	1.4	2	0.81	1.1	4	1	2258	2.35	1.48	0.67	540	42	0.78	2	560	20	0.66	5	197	0.1	42	10	256	20
JM DH-08-06	399	400	202523	EXT	0.084	0.7	7.75	20	670	1.3	2	0.74	0.5	4	1	1330	2.74	1.86	0.7	680	17	1.84	2	540	32	0.46	5	206	0.15	43	10	195	20
JM DH-08-06	400	401	202524	EXT	0.137	1.2	7.38	16	790	1.4	2	0.34	0.5	4	1	1950	2.84	1.3	0.82	846	26	1.88	2	570	15	0.56	5	106	0.13	46	10	143	30
JM DH-08-06	401	402	202525	EXT	0.116	2	7.78	13	790	1.2	2	0.38	1	5	1	2620	3.04	1.79	0.76	1086	66	0.61	4	630	12	0.86	5	72	0.11	45	10	218	30
JM DH-08-06	402	403	202526	EXT	0.108	1.2	7.74	18	780	1.2	2	0.56	0.6	7	1	1840	2.51	1.43	0.6	800	63	1.79	3	560	22	0.7	5	203	0.14	41	10	178	20
JM DH-08-06	403	404	202527	EXT	0.116	0.6	7.33	15	710	1.2	3	0.56	0.5	4	1	1620	2.01	1.46	0.65	810	19	2.12	3	540	27	0.26	5	241	0.15	42	10	144	20
JM DH-08-06	404	405	202528	EXT	0.084	1.2	7.38	18	800	1.2	2	0.44	0.7	4	1	1470	2.25	1.44	0.62	864	37	1.58	4	420	23	0.33	5	186	0.13	39	10	153	20
JM DH-08-06	405	406	202529	EXT	0.079	1.3	7.07	12	800	1.3	2	0.4	0.6	4	1	1745	2.66	1.2	0.5	800	58	1.28	5	440	24	0.66	5	124	0.12	39	10	148	40
JM DH-08-06	406	407	202530	EXT	0.082	1	7	10	680	1.3	3	0.53	1.5	4	2	1755	2.68	1.2	0.7	1056	28	1.33	12	610	34	0.53	5	112	0.13	37	10	333	20
JM DH-08-06	407	408	202531	EXT	0.129	0.5	6.81	46	620	1.3	2	0.7	0.5	4	2	1465	2.44	1.76	0.65	636	19	0.54	4	490	37	1.74	5	114	0.06	36	10	164	20
JM DH-08-06	408	409	202532	EXT	0.044	1.4	7.21	379	600	1.4	2	0.47	3	4	2	2150	2.01	1.73	0.56	194	19	0.37	2	490	75	2.11	15	111	0.09	41	10	661	180
JM DH-08-06	409	410	202533	EXT	0.073	1.2	7.29	237	430	1.2	2	1.14	7.7	3	1	1890	1.97	1.42	0.41	404	25	1.14	3	410	54	7.76	41	106	0.1	37	10	1466	540
JM DH-08-06	410	411	202534	EXT	0.192	0.7	7.11	5	510	1.2	2	2.13	0.5	3	1	1530	1.85	1.34	0.61	520	21	2.15	1	440	22	1.5	5	182	0.11	37	10	107	10
JM DH-08-06	411	412	202535	EXT	0.087	0.6	6.85	10	880	1.2	2	1.58	0.5	3	1	1455	1.79	1.36	0.51	441	18	1.99	1	490	19	1.11	5	211	0.1	35	10	47	10
JM DH-08-06	412	413	202536	EXT	0.091	0.6	7.06	62	570	1.2	2	1.07	1	3	1	1535	1.97	1.12	0.62	435	9	1.58	2	470	67	0.94	8	172	0.12	38	10	208	40
JM DH-08-06	413	414	202537	EXT	0.106	0.5	7.36	17	630	1.2	2	1.4	0.5	4	1	1310	2.26	1.1	0.56	620	15	2.1	2	520	19	0.6	5	242	0.13	38	10	60	10
JM DH-08-06	414	415	202538	EXT	0.088	1.3	7.52	88	500	1.4	2	0.62	0.7	5	1	1870	1.62	1.16	0.59	587	38	0.86	2	510	40	0.65	25	146	0.1	38	10	196	20
JM DH-08-06	415	416	202539	EXT	0.113	1.1	7.36	44	660	1.3	2	0.37	0.5	5	1	2150	2.13	1.48	0.58	585	48	1.51	4	440	26	0.58	7	172	0.13	38	10	157	30
JM DH-08-06	416	417	202540	EXT	0.063	0.6	7.64	21	640	1.4	2	0.47	0.5	4	1	1280	2.66	1.34	0.57	542	15	1.88	5	580	27	0.31	5	248	0.14	38	10	114	10
JM DH-08-06	417	418	202541	EXT	0.08	0.7	7.56	23	610	1.5	2	0.42	1	5	1	1290	1.96	1.30	0.46	484	16	1.74	4	480	32	0.5	5	160	0.14	38	10	166	20
JM DH-08-06	418	419	202542	EXT	0.087	0.9	7.54	24	670	1.6	2	0.53	0.6	4	1	1235	1.92	1.24	0.48	521	24	2.67	5	540	38	0.3	6	298	0.14	40	10	178	10
JM DH-08-06	419	420	202543	EXT	0.081	1.1	7.84	16	660	1.6	2	0.50	0.8	6	1	1815	2.13	1.38	0.4	606	17	1.74	5	720	33	0.33	5	288	0.15	52	10	136	20
JM DH-08-06	420	421	202544	EXT	0.088	0.8	7.85	12	700	1.4	2	0.55	0.7	4	1	1910	1.77	1.34	0.67	473	13	1.66	2	630	27	0.18	5	311	0.15	45	10	108	10
JM DH-08-06	421	422	202545	EXT	0.072	0.6	7.75	18	630	1.4	2	0.87	0.5	5	1	590	2.08	1.22	0.65	408	8	2.06	4	700	27	0.07	5	383	0.18	45	10	107	10
JM DH-08-06	422	423	202546	EXT	0.054	0.6	7.41	12	680	1.4	2	0.45	0.5	5	1	2010	2.38	1.1	0.7	501	28	1.62	5	810	20	0.8	5	213	0.18	41	10	104	30
JM DH-08-06	423	424	202547	EXT	0.058	0.7	7.3	14	630	1.5	2	0.46	0.5	4	1	1305	2.27	1.18	0.64	534	90	2	4	580	31	0.58	5	282	0.17	45	10	106	10
JM DH-08-06	424	425	202548	EXT	0.084	0.6	6.54	16	650	1.6	2	0.86	0.5	3	1	2140	2.18	2.9	0.66	540	11	3.07	1	780	36	0.42	5	363	0.18	47	10	139	10
JM DH-08-06	425	426	202549	EXT	0.087	0.5	6.07	17	680	1.5	2	0.83	0.5	3	1	1105	2.38	2.11	0.71	432	28	2.73	1	780	28	0.17	5	432	0.15	44	10	88	10
JM DH-08-06	426	427	202550	EXT	0.088	0.6	6.31	18	700	1.5	7	0.86	0.5	4	1	1180	2.34	2.1	0.76	385	11	2.76	1	740	28	0.18	5	427	0.18	47	10	100	10
JM DH-08-06	427	428	202551	EXT	0.083	0.6	6.95	10	700	1.8	2	0.61	0.5	4	1	1175	2.29	2.2	0.63	367	8	2.75	1	680	28	0.22	6	408	0.18	48	10	82	10
JM DH-08-06	428	429	202552	EXT	0.071	0.6	6.72	18	740	1.6	5	1.08	0.5	5	1	1350	2.54	2.08	0.7	372	8	3.07	1	780	23	0.22	5	408	0.18	44	10	85	10
JM DH-08-06	429	430	202553	EXT	0.082	0.6	6.16	14	700	1.5	5	1.07	0.5	5	1	1385	2.17	1.88	0.66	321	6	3.01	1	760	24	0.15	5	401	0.18	42	10	86	10
JM DH-08-06	430	431	202554	EXT	0.082	0.5	7.84	14	660	1.8	7	0.86	0.8	3	1	1610	2.37	1.77	0.77	387	9	2.73	1	780	23	0.17	7	416	0.17	45	10	184	10
JM DH-08-06	431	432	202555	EXT	0.087	0.5	7.96	6	630	1.9	2	0.89	0.5	3	1	1190	2.07	1.78	0.74	487	14	2.73	1	680	30	0.2	5	313	0.17	38	10	129	10
JM DH-08-06	432	433	202556	EXT	0.162	1.3	6.31	128	270	1.5	6	0.17	1	6	1	2330	2.05	1.67	0.5	194	33	1	2	680	137	2.2	22	208	0.11	44	10	157	40
JM DH-08-06	433	434	202557	EXT	0.058	0.8	6.29	120	280	1.5	5	0.11	2.1	6	1	1475	2.78	1.93	0.79	308	30	1.42	1	700	151	2.08	11	234	0.13	50	10	246	60
JM DH-08-06	434	435	202558	EXT	0.088	0.5	6.02	33	680	1.4	4	0.39	0.5	6	1	1380	2.32	1.93	0.68	480	8	2.25	1	660	38	0.75	5	280	0.17	45	10	121	20
JM DH-08-06	435	436	202559	EXT	0.084	0.5	6.38	17	710	1.5	4	0.62	0.5	4	1	1435	2.38	1.88	0.65	627	43	2.63	1	740	31	0.28	5	428	0.14	48	10	113	10
JM DH-08-06	436	437	202560	EXT	0.071	0.5	6.24	12	730	1.6	3	0.82	0.5	4	1	1568	2.75	2.18	0.68	575	11	2.29	1	630	26	0.72	5	324	0.17	47	10	104	10
JM DH-08-06	437	438	202561	EXT	0.075	0.8	6.38	15	800	1.4	4	0.77	0.5	4	1	1825	2.77	1.75	0.72	723	20	2.48	1	680	31	0.33	5	405	0.16	46	10	128	10
JM DH-08-06	438	439	202562	EXT	0.083	0.8	6.48	13	800	1.5	4	0.7	0.5	5	1	1680	2.88	2.17	0.79	723	18	2.38	1	690	42	0.3	5	310	0.16	48	10	138	10
JM DH-08-06	439	440	202563	EXT	0.075	0.6	4.03	9	640	1.8	2	0.22	0.5	8	1	2780	3.5	2.17	0.86	446	37	0.41	1	680	10	0.86	5	86	0.11	54	10	144	30
JM DH-08-06	440	441	202564	EXT	0.086	1.6	6.01	8	780	1.6	2	0.28	0.5	4	1	3530	2.54	2.18	0.64	454	65	0.78	1	710	14	0.57	5	118	0.1	53	10	87	30
JM DH-08-06	441	442	202565	EXT	0.082	1	4.12	11	750	1.4	3	0.58	0.5	4	1	3058	2.91	2.87	0.72	700	42	1.78	1	610	23	0.27	5	234	0.14	50	10	118	10
JM DH-08-06	442	443	202566	EXT	0.111	1.2	6.1	14	730	1.3	3	0.65	0.7	4	1	2780	2.23	2.08	0.86	623	38	2.17	1	670	27	0.33	5	287	0.13	46	10	140	20
JM DH-08-06	443	444	202567	EXT	0.078	1.3	6.08	6	700	1.3	3	0.54	0.6	6	1	2330	2.96	2.29	0.72	847	22	1.28	1	640	23	0.95	5	157	0.12	51	10	146	20
JM DH-08-06	444	445	202568	EXT	0.14	1.1	7.27	10	420	1.2	2	1.94	0.5	3	1	3440	2.28	2.19	0.54	486	18	1.3	1	540	32	1.83	5	208	0.11	43	10	154	20
JM DH-08-06	445	446	202569	EXT	0.12	0.7	7.45	15	430	1.3	2	2	0.8	4	1	2340	2.08	1.78	0.66	653	48	1.78	1	560	23	1.62	5	254	0.15	42	10	124	20
JM DH-08-06	446	447	202570	EXT	0.121	0.8	7.31	14	530	1.7	2	2.18	0.8	4	1	2480	2.37	2.07	0.6	623	28	2.02	1	540	28	1.58	5	307	0.15	43	10	100	20
JM DH-08-06	447	448	202571	EXT	0.088	0.5	6.08	11	640	1.4	7	1.48	0.5	8	1	1875	2.97	1.8	0.78	640	18	2.45	1	670	32	0.86	5	307	0.18	47	10	136	10
JM DH-08-06	448	449	202572	EXT	0.08	0.8	6.4	11	790	1.4	5	0.67	0.6	4	1	1820	2.77	2.16	0.79	680	18	2.29	1	640	37	0.26	5	308	0.15	47	10	122	20
JM DH-08-06	449	450	202573	EXT	0.088	0.9	6.3	17	840	1.7	2	0.48	0.6	7	1	1715	3.48	1.84	1.26	1070	42	1.28	1	760	25	0.42	8	128	0.13	55	10	206	10
JM DH-08-06	450	451	202574	EXT	0.082	0.7	6.42	10	680	1.4	2	0.44	0.5	7	1	1775	3.06	1.83	1.1	1045	67	1.81	1	770	40	0.34	8	178	0.11	54	10	234	10
JM DH-08-06	451	452	202575	EXT	0.108	0.6	7.64	8	680	1.4	2	0.48	0.5	7	1	2480	3.22	1.85	1.11	1080	18	1.8	1	740	31	0.4	5	203	0.14	55	10	208	40
JM DH-08-06	452	453	202576	EXT	0.08	1.1	7.04	15	680	1.4	5	0.56	0.8	5	2	1700	4.14	2.16	0.87	674	14	1.37	4	630	26	0.87	5	143	0.17	48	10	156	20
JM DH-08-06	453	454	202577	EXT	0.115	1.3	7.08	27	780	1.4	3	0.76	1.5	4	2	1880	3	2.33	0.82	652	15	1.58	2	800	68	1.08	5	188	0.18	43	10	288	10
JM DH-08-06	454	455	202578	EXT	0.158	1.5	6.21	17	670	1.7	6	0.6	0.8	4	1	2650	3.8	2.18	1.08	1030	17	0.82	4	630	34	1.19	5	84	0.13	51	10	138	20
JM DH-08-06	455	456	202579	EXT	0.128	1.1	7.6	315	420	1.8	5	0.48	0.8	4	1	3020	3.18	2.34	0.74	445	26	0.47	3	550	41	2.18	10	124	0.1	47	10	144	70
JM DH-08-06	456	457	202580	EXT	0.113	0.8	7.86	12	640	1.4	3	0.86	1	5	1	2270	2.87	2.23	1.08	787	30	1.56	4	550	48	0.98	5	212	0.12	47	10	166	10
JM DH-08-06	457	458	202581	EXT	0.118	1.4	7.08	23	780	1.4	4	1.05	1	4	1	2850	2.98	2.47	0.94	603	32	1.73	3	540	98	0.78	5	234	0.15	48	10	193	20
JM DH-08-06	458	459	202582	EXT	0.106	1	7.87	21	560	1.5	7	1.14	0.8	6	1	1810	3.51	2.24	0.98	982	13	0.82	4	570	16	1.13	5	48	0.11	45	10	142	10
JM DH-08-06	459	460	202583	EXT	0.137	1.8	6.04	20	800	1.5	4	1.02	1.2	7	2	2018	4.12	2.32	0.12	1045	11	1.08	5	578	41	1.31	7	172	0.17	48	10	234	20
JM DH-08-06	460	461	202584	EXT	0.108	1	6.05	30	700	1.5	8	0.88	0.5	6	1	2030	3.48	2.53	0.82	706	20	1.4	2	618	27	1.42	8	160	0.15	45	10	108	20
JM DH-08-06	461	462	202585	EXT	0.125	0.8	6.06	16	750	1.3	8	1.74	0.5	3	2	1785	2.7	2.38	0.74	730	17	2.14	5	520	30	0.87	5	272	0.15	48	10	100	10
JM DH-08-06	462	463	202586	EXT	0.132	1	6.64	30	710	1.2	2	1.73	0.7	3	1	1935	2.85	2.51	0.88	683	20	1.87	6	600	25	0.61	5	278	0.15	40	10	68	20
JM DH-08-06	463	464	202587	EXT	0.134	0.7	7.78	16	630	1.6	3	1.67	0.5	4	2	3340	3.37	2.32	1	654	16	2.48	5	500	32	0.95	6	347	0.18	48	10	64	30
JM DH-08-06	464	465	202588	EXT	0.08	0.6	7.54	17	560	1.2	3	2.31	0.5	4	2	1270	2.91	2.18	0.72	373	11	2.77	5	480	27	1.31	6	352	0.17	41	10	68	10
JM DH-08-06	465	466	202589	EXT	0.11	0.7	7.62	13	570	1.3	3	2.23	0.6	3	7	1675	2.61	2.32	0.76	382	18	2.06	7	480	28	1.31	5	342	0.16	43	10	68	10
JM DH-08-06	466	467	202590	EXT	0.14	0.8	7.08	17	620	1.4	5	1.68	0.6	4	1	1845	2.42	2.18	0.86	864	14	1.54	4	480	38	1.2	5	204	0.18	42	10	145	20
JM DH-08-06	467	468	202591	EXT	0.138	0.8	7.47	17	680	1.3	4	1.88	0.8	6	1	2510	2.78	2.29	0.83	872	17	1.77	4	540	35	0.82	7	277	0.17	48	10	104	20
JM DH-08-06	468	469	202592	EXT	0.117	0.8	6.67	20	480	1.2	4	2.08	0.5	4	4	1015	2.87	2.08	0.86	812	144	1.93	3	560	31	1.08	5	298	0.16	48	10	108	10
JM DH-08-06	469	470	202593	EXT	0.182	0.7	7.98	15	610	1.2	5	2.78	0.6	4	1	1865	2.91	2.06	1	615	20	2.74	4	680	27	1.48	5	386	0.2	53	10	88	20
JM DH-08-06	470	471	202594	EXT	0.12	0.6	7.65	9	560	1.1	5	2.41	0.5	4	1	1345	2.53	2.12	0.84	472	18	2.65	3	670	20	1.05	6	358	0.21	48	10	64	10
JM DH-08-06	471	472	202595	EXT	0.076	0.6	7.42	11	580	1.2	2	2.32	0.5	4	3	910	2.77	2.1	0.74	471	14	2.72	4	620	21	0.88	5	380	0.2	51	10	87	10
JM DH-08-06	472	473	202596	EXT	0.088	0.7	7.46	21	580	1.3	2	1.43	0.5	5	2	925	2.78	2.13	0.82	577	18	2.73	4	640	21	0.54	5	371	0.21	51	10	73	10
JM DH-08-06	473	474	202597	EXT	0.072	0.6	7.64	21	600	1.2	4	2.26	0.5	4	81	803	2.88	2.33	0.88	562	14	2.88	12	680	17	0.64	5	387	0.22	53	10	67	10
JM DH-08-06	474	475	202598	EXT	0.086	0.8	6.54	7	540	1.1	2	1.88	0.5	4	7	1080	2.75	1.41	0.75	508	14	2.48	6	670	17	0.7	5	304	0.15	45	10	75	60
JM DH-08-06	475	476	202599	EXT	0.085	0.4	4.06	8	380	1.3	2	1.22	0.5	6	7	1285	1.72	1.42	0.41	180	12	0.78	7	320	11	0.38	5	148	0.18	51	10	119	50

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-08-06	476	477	202600	EXT	0.113	1.1	7.16	15	600	1.3	4	1.18	0.5	6	1	1685	4.34	1.44	0.85	1185	14	1.45	5	470	30	1.3	5	161	0.17	53	10	153	50
JM DH-08-06	477	478	202601	EXT	0.079	0.5	6.42	17	600	1.4	2	1.25	0.5	4	1	1435	4.02	1.83	0.92	703	12	2.05	1	730	26	0.27	5	379	0.22	48	10	134	10
JM DH-08-06	478	479	202602	EXT	0.086	1.4	2.79	12	776	1.2	6	1.54	0.5	4	1	2220	3.94	2.18	0.71	642	22	1.2	1	620	29	0.53	5	191	0.12	[illegible]	10	128	10
JM DH-08-06	479	480	202603	EXT	0.071	0.5	7.62	20	620	1.3	2	1.17	0.5	4	1	1340	2.48	1.86	0.66	617	18	2.38	1	640	25	0.38	7	326	0.17	47	10	138	10
JM DH-08-06	480	481	202604	EXT	0.67	0.5	7.66	20	540	1.3	2	0.86	0.5	4	1	1405	3.84	1.67	1.17	664	12	1.88	1	620	27	0.3	5	267	0.18	52	10	164	20
JM DH-08-06	481	482	202605	EXT	0.079	0.5	5	24	620	1.3	2	0.91	0.5	5	1	1325	3.5	1.90	1.19	1245	9	1.69	2	660	24	0.2	5	200	0.17	51	10	230	20
JM DH-08-06	482	483	202606	EXT	0.081	0.5	6.5	13	650	1.5	2	1.14	0.5	5	1	1420	3.05	2	1.06	805	16	2.51	1	750	22	0.26	5	335	0.2	67	10	164	20
JM DH-08-06	483	484	202607	EXT	0.087	0.5	7.67	14	630	1.2	2	1.06	0.5	4	1	1105	3.13	1.78	0.67	411	9	2.63	1	670	23	0.13	5	368	0.2	[illegible]	10	80	30
JM DH-08-06	484	485	202608	EXT	0.159	0.5	6.32	12	660	1.3	4	0.98	0.5	4	1	1670	3.17	2.04	0.57	417	13	2.08	6	620	25	0.21	5	354	0.21	61	10	98	30
JM DH-08-06	485	486	202609	EXT	0.124	0.5	6.32	21	720	1.3	2	0.89	0.5	4	1	1470	3.82	1.98	0.8	539	14	2.42	1	560	29	0.2	5	327	0.19	57	10	109	10
JM DH-08-06	486	487	202610	EXT	0.148	0.6	7.06	23	660	1.5	2	0.8	0.5	2	1	1980	2.24	1.67	0.79	957	14	2.43	5	440	37	0.34	5	304	0.18	65	10	104	10
JM DH-08-06	487	488	202611	EXT	0.137	0.7	6.69	8	600	1.3	2	0.55	0.5	2	5	1665	2.26	1.34	0.77	711	15	2.11	5	410	27	0.29	5	247	0.14	44	10	101	50
JM DH-08-06	488	489	202612	EXT	0.149	0.9	6.77	9	640	1.2	2	0.6	0.5	2	5	1695	2.02	1.23	0.56	527	19	2.37	5	440	19	0.21	5	274	0.13	43	10	77	60
JM DH-08-06	489	490	202613	EXT	0.174	1	6.69	11	660	1.5	2	0.79	0.5	2	5	2550	1.74	1.22	0.66	414	26	2.12	6	330	20	0.39	5	169	0.1	33	10	77	70
JM DH-08-06	490	491	202614	EXT	0.106	1.1	7.46	141	700	1.5	2	0.27	1	4	5	2950	2.34	1.32	0.48	444	16	1.46	6	300	31	1.01	5	166	0.12	46	10	108	60
JM DH-08-06	491	492	202615	EXT	0.143	0.8	7.13	31	670	1.4	2	0.52	1.3	4	5	2570	2.21	1.29	0.66	358	22	2.13	6	630	20	0.64	5	349	0.13	43	10	60	60
JM DH-08-06	492	493	202616	EXT	0.2	0.7	6.66	21	620	1.4	2	0.47	1	6	5	2270	2.9	1.28	0.53	1005	16	1.8	7	540	16	0.43	5	199	0.13	43	10	166	50
JM DH-08-06	493	494	202617	EXT	0.155	0.7	7.06	33	660	1.6	2	0.65	1.2	6	5	1955	2.9	1.61	1.1	660	14	2.12	7	460	18	0.16	14	258	0.17	54	10	142	40
JM DH-08-06	494	495	202618	EXT	0.109	0.5	7.1	6	960	1.5	2	0.68	0.6	5	6	1410	2.6	1.2	0.94	417	6	2.08	7	700	17	0.1	5	367	0.19	56	10	60	60
JM DH-08-06	495	496	202619	EXT	0.112	1	7.48	6	570	1.3	5	0.79	0.6	5	6	1570	2.62	1.37	1.06	582	20	2.54	5	540	13	0.15	5	380	0.18	56	10	105	60
JM DH-08-06	496	497	202620	EXT	0.109	1.4	7.27	9	560	1.4	2	0.38	0.5	4	6	1960	3.14	1.53	1	776	10	1.62	6	540	21	0.34	5	211	0.17	58	10	117	60
JM DH-08-06	497	498	202621	EXT	0.137	1.2	8.1	12	660	1.6	2	0.74	1.4	4	6	1670	3.05	1.58	1.04	994	11	1.81	6	730	[illegible]	1.06	5	232	0.2	60	10	211	60
JM DH-08-06	498	499	202622	EXT	0.302	1.9	7.82	15	600	1.2	2	0.87	0.7	4	6	1750	3.49	1.29	1	1420	10	2.26	5	630	46	0.54	5	208	0.16	52	10	146	70
JM DH-08-06	499	500	202623	EXT	0.111	1.1	7.13	82	50	1.6	7	0.7	1.1	66	6	736	6.74	2.8	0.42	248	44	0.13	5	430	36	9.26	5	45	0.09	50	10	64	80
JM DH-08-06	500	501	202624	EXT	0.112	0.9	7.36	21	960	1.4	2	0.67	0.5	5	5	1760	3.96	1.53	1.2	1335	10	1.86	6	660	40	0.47	5	164	0.17	60	10	152	80
JM DH-08-06	501	502	202625	EXT	0.144	0.7	6.95	6	600	1.1	3	0.77	0.6	5	5	2060	4.78	1.53	0.78	1058	10	1.96	7	470	26	0.5	13	221	0.13	60	10	140	50
JM DH-08-06	502	503	202626	EXT	0.317	1.4	5.64	6	530	1.1	3	0.31	0.7	5	5	3540	4.33	1.55	0.78	611	18	0.88	4	330	21	0.51	10	114	0.1	[illegible]	10	170	60
JM DH-08-06	503	504	202627	EXT	0.161	0.6	6.23	9	530	1	3	1.26	0.5	3	5	1650	3.90	1.44	0.86	764	7	1.64	4	300	24	0.86	5	230	0.11	59	10	116	70
JM DH-08-06	504	505	202628	EXT	0.134	0.9	5.98	7	520	0.9	2	2.14	0.5	3	6	1975	3.41	1.5	0.72	829	11	2.81	4	430	33	1.62	5	308	0.11	38	10	102	60
JM DH-08-06	505	506	202629	EXT	0.125	0.5	5.63	5	500	0.8	2	1.77	0.5	3	5	1780	3.63	1.51	0.64	592	16	1.84	5	340	38	1.44	5	283	0.1	47	10	128	70
JM DH-08-06	506	507	202630	EXT	0.157	0.7	5.91	106	180	0.8	6	0.87	0.5	5	6	2880	4.09	2.24	0.31	296	16	0.18	7	300	40	3.25	16	99	0.07	58	10	120	80
JM DH-08-06	507	508	202631	EXT	0.088	0.9	5.88	412	160	1.2	3	0.88	3	6	3	2910	4.42	3.02	0.38	303	15	0.07	4	270	48	3.08	19	61	0.06	62	10	574	100
JM DH-08-06	508	509	202632	EXT	0.098	1.1	5.98	305	190	1.1	3	0.41	1.6	4	5	2370	4.11	2.17	0.6	532	18	0.28	7	340	170	3.11	15	100	0.1	54	10	374	110
JM DH-08-06	509	510	202633	EXT	0.198	0.5	4.11	12	530	0.8	2	0.47	0.6	4	5	2800	3.94	1.34	0.86	1005	13	1.08	9	290	28	0.46	5	165	0.13	58	10	245	50
JM DH-08-06	510	511	202634	EXT	0.25	0.9	6.42	115	540	1.1	2	0.31	0.5	5	4	2440	4.74	1.58	0.88	929	11	0.88	7	380	27	1.31	5	128	0.11	66	10	277	70
JM DH-08-06	511	512	202635	EXT	0.088	1.5	6.44	340	180	0.9	2	0.27	0.5	6	4	1910	3.40	2.18	0.18	128	13	0.1	4	320	160	3.29	44	218	0.08	58	10	98	60
JM DH-08-06	512	513	202636	EXT	0.056	0.5	6.83	317	240	0.8	2	0.1	0.5	4	5	1925	3.33	2.18	0.71	79	9	0.13	6	270	184	2.06	29	178	0.07	59	10	70	40
JM DH-08-06	513	514	202637	EXT	0.232	0.7	4.75	32	400	1.1	2	0.59	0.5	5	1	3710	3.41	1.98	0.3	120	34	0.08	5	220	37	1.56	7	98	0.08	45	10	83	50
JM DH-08-06	514	515	202638	EXT	0.108	1.1	5.98	6	580	1	2	0.12	0.5	4	4	3080	3.44	1.47	0.72	409	9	0.64	8	430	27	0.54	7	90	0.09	47	10	131	40
JM DH-08-06	515	516	202639	EXT	0.164	0.7	4.58	4	640	1.2	2	0.85	0.7	5	6	1756	3.74	1.75	1.07	650	14	1.82	7	380	40	0.62	5	173	0.14	60	10	188	40
JM DH-08-06	516	517	202640	EXT	0.28	1.2	6.38	7	630	1	2	0.71	1.4	3	6	3340	3.43	1.59	0.73	622	23	2.07	7	400	64	0.61	5	216	0.14	51	10	220	60
JM DH-08-06	517	518	202641	EXT	0.213	1.4	5.53	5	570	0.6	2	1.11	0.6	4	2	2950	3.45	1.56	0.61	657	10	1.78	4	430	58	0.61	6	185	0.17	54	10	164	60
JM DH-08-06	518	519	202642	EXT	0.244	0.5	5.47	5	470	1	2	1.03	0.5	4	5	3250	3.88	1.53	0.72	468	11	1.7	4	330	18	1.03	5	175	0.11	58	10	112	60
JM DH-08-06	519	520	202643	EXT	0.158	0.9	5.91	5	700	0.6	2	1.22	0.9	4	7	2400	3.03	2	0.73	716	22	1.28	6	300	58	1.19	5	186	0.14	62	10	148	30
JM DH-08-06	520	521	202644	EXT	0.158	0.7	6.38	5	540	1	2	1.08	0.7	2	6	2080	3.08	1.79	0.75	617	14	2.32	3	320	41	1.28	6	254	0.14	51	10	128	40
JM DH-08-06	521	522	202645	EXT	0.172	0.6	6.37	12	910	1	2	1.54	0.6	5	1	1860	2.65	1.21	0.61	585	8	2.32	2	310	38	1.1	4	233	0.14	51	10	122	40
JM DH-08-06	522	523	202646	EXT	0.12	0.6	5.08	8	560	0.9	2	1.5	0.6	3	6	1740	3.25	1.74	0.7	582	9	1.64	4	370	61	1.08	5	272	0.13	48	10	146	40
JM DH-08-06	523	524	202647	EXT	0.116	0.8	5.38	13	340	0.9	2	1.17	0.6	5	5	1980	4	1.57	0.7	603	7	1.16	3	330	97	1.58	5	183	0.1	53	10	152	40
JM DH-08-06	524	525	202648	EXT	0.125	0.8	5.37	43	250	0.8	4	1.08	0.5	6	5	1670	4.63	2.71	0.41	557	7	0.1	4	420	141	4.47	26	151	0.08	50	10	85	40
JM DH-08-06	525	526	202649	EXT	0.30	0.6	5.63	35	130	1.6	6	2.04	0.8	13	4	1300	4.86	3.17	0.19	174	8	0.1	4	470	91	4.78	21	136	0.08	48	10	132	50
JM DH-08-06	526	527	202650	EXT	0.122	0.5	6.88	27	380	1.7	3	1.8	0.7	3	3	1470	4.75	2.2	0.52	418	5	0.36	11	700	47	2.05	4	244	0.1	44	10	158	30
JM DH-08-06	527	528	202651	EXT	0.136	1.2	6.88	17	800	1	3	1.68	1.8	3	4	1565	3.84	1.77	0.72	704	7	1.92	4	540	114	1.75	12	243	0.1	47	10	372	30
JM DH-08-06	528	529	202652	EXT	0.113	0.8	6.54	19	290	1.1	3	2.05	1.5	4	3	1550	3.44	1.8	0.56	486	21	1.3	3	640	114	2.42	6	304	0.1	48	10	303	20
JM DH-08-06	529	530	202653	EXT	0.182	0.8	6.32	11	340	1.2	3	1.85	0.5	8	4	1420	3.36	2.46	0.43	343	7	0.8	4	940	44	3.08	8	221	0.08	56	10	118	30
JM DH-08-06	530	531	202654	EXT	0.148	1.1	6.48	126	160	1.5	3	2.18	1.1	7	1	1010	4.34	3.81	0.36	651	5	0.58	8	700	37	4.64	27	282	0.08	50	10	180	30
JM DH-08-06	531	532	202655	EXT	0.144	1.3	5.79	180	130	0.8	8	2.37	2.8	5	5	1555	4.22	2.4	0.11	309	15	0.14	3	980	361	5.87	69	222	0.08	46	10	307	40
JM DH-08-06	532	533	202656	EXT	0.144	0.7	7.82	13	180	1.5	3	2.42	0.8	4	5	1715	3.65	3.40	0.23	734	74	0.24	8	510	38	5.77	5	244	0.08	62	10	60	60
JM DH-08-06	533	534	202657	EXT	0.132	0.8	6.96	7	140	1.8	2	2.22	0.6	4	4	1180	3.87	3.18	0.18	571	6	0.63	5	580	30	5.4	5	163	0.09	48	10	68	40
JM DH-08-06	534	535	202658	EXT	0.133	0.6	6.85	11	180	1.6	2	2.58	0.9	5	1	1365	3.51	2.48	0.43	588	6	1.5	5	400	27	4.88	5	208	0.08	48	10	130	10
JM DH-08-06	535	536	202659	EXT	0.087	0.5	7.48	13	180	1.5	4	2.08	0.7	4	7	1275	2.88	1.88	0.73	805	6	3.02	11	380	38	3.42	7	252	0.11	50	10	190	10
JM DH-08-06	536	537	202660	EXT	0.05	0.4	7.58	95	210	1.4	3	2.22	1.8	4	8	788	7.3	1.53	0.48	643	4	3.01	7	300	130	3.03	14	288	0.13	48	10	305	20
JM DH-08-06	537	538	202661	EXT	0.084	0.6	7.1	67	220	1.3	2	2.67	1.8	5	7	865	2.25	1.57	0.54	448	4	2.14	8	280	114	3.78	18	282	0.12	67	10	278	40
JM DH-08-06	538	539	202662	EXT	0.048	0.5	7.9	8	340	1.4	2	2.78	1	5	8	578	2.14	1.88	1.82	850	5	4.11	8	380	97	2.34	5	421	0.18	48	10	306	10
JM DH-08-06	539	540	202663	EXT	0.073	0.5	7.38	6	240	1.3	2	2.83	1.1	5	8	743	2.52	1.58	1.28	780	4	3.88	4	380	60	2.34	5	285	0.17	43	10	207	20
JM DH-08-06	540	541	202664	EXT	0.077	0.7	7.25	7	380	1.4	3	2.24	1.8	5	8	833	3.82	1.68	1.22	1149	6	3.51	4	300	60	1.86	5	274	0.18	50	10	348	20
JM DH-08-06	541	542	202665	EXT	0.051	0.5	7.66	5	370	1.5	2	2.32	0.7	4	11	852	2.44	1.54	1.18	1405	7	3.85	7	320	45	1.81	5	253	0.25	50	10	188	20
JM DH-08-06	542	543	202666	EXT	0.053	0.5	7.12	37	340	1.2	3	2.57	0.5	5	7	775	1.94	1.58	1.85	631	9	2.27	3	300	31	2.68	12	308	0.16	60	10	181	40
JM DH-08-06	543	544	202667	EXT	0.057	0.5	7.64	6	400	1.3	2	2.9	0.8	5	8	727	2.85	1.57	1.06	954	6	3.47	5	280	63	1.83	5	432	0.25	77	10	164	20
JM DH-08-06	544	545	202668	EXT	0.091	0.5	6.92	6	450	1.1	2	3.16	0.8	4	9	648	2.08	1.51	0.88	930	4	3.18	9	270	64	2.29	5	387	0.22	68	10	162	30
JM DH-08-06	545	546	202669	EXT	0.086	0.6	7.08	7	480	1.1	3	2.82	1.3	4	6	985	3.47	1.62	0.87	728	4	3.33	7	300	74	2.17	5	367	0.21	68	10	188	40
JM DH-08-06	546	547	202670	EXT	0.086	0.5	5.98	4	370	0.8	2	2.06	0.7	3	7	717	2.71	1.67	0.77	797	8	2.72	4	220	53	1.36	5	272	0.17	54	10	157	60
JM DH-08-06	547	548	202671	EXT	0.088	0.5	7.5	82	218	1.1	3	2.49	0.6	4	8	813	3.88	1.38	0.73	678	11	2.31	4	300	48	3.16	6	275	0.18	68	10	198	40
JM DH-08-06	548	549	202672	EXT	0.018	1.4	6.24	204	170	0.6	2	2.35	11.7	4	10	974	3.58	3	0.08	537	8	0.32	6	510	1020	5.31	30	318	0.13	60	10	1025	120
JM DH-08-06	549	550	202673	EXT	0.024	1.8	7.32	151	200	1	4	1.64	1.8	5	7	913	2.85	3.08	0.27	133	7	0.2	7	290	204	4.22	26	247	0.13	62	10	283	110
JM DH-08-06	550	551	202674	EXT	0.036	0.5	7.08	80	718	1.6	2	1.19	0.7	7	5	1120	3.73	2.73	0.84	422	3	0.76	8	790	50	3.07	8	306	0.15	65	10	253	40
JM DH-08-06	551	552	202675	EXT	0.044	0.6	7.08	9	700	1.3	2	1.08	1.1	3	7	429	3.41	1.43	1.13	1380	5	3.07	7	480	54	0.8	5	348	0.38	68	10	364	20
JM DH-08-06	552	553	202676	EXT	0.084	1.2	7.83	7	400	1.3	8	1.38	0.8	4	11	672	3.81	1.44	1.14	981	5	2.75	15	480	26	1.3	5	288	0.22	65	10	107	20
JM DH-08-06	553	554	202677	EXT	0.083	0.7	7.08	10	500	1.2	3	1.74	0.7	5	6	1115	2.78	1.35	1	1010	7	2.77	8	400	42	1.06	6	334	0.22	68	10	188	20
JM DH-08-06	554	555	202678	EXT	0.088	0.6	8.2	18	680	1.4	2	1.63	0.5	7	8	748	2.58	1.85	1.06	1050	130	3.22	11	430	40	1.15	5	328	0.25	68	10	215	80
JM DH-08-06	555	556	202679	EXT	0.083	0.5	8.58	13	418	1.6	3	1.15	0.6	8	6	1950	2.18	1.88	1.38	788	8	2.84	10	280	20	1.8	5	187	0.2	77	10	180	60
JM DH-08-06	556	557	202680	EXT	0.084	2.1	8.11	287	520	1.2	3	0.6	4.6	5	8	1525	2.54	1.84	0.73	421	6	1.32	7	310	857	1.98	24	182	0.14	68	10	1620	200
JM DH-08-06	557	558	202681	EXT	0.040	1.4	6.04	423	200	0.8	3	0.77	0.5	8	8	1480	3.84	2.47	0.2	187	28	0.41	7	370	213	4.23	31	331	0.18	78	10	93	100
JM DH-08-06	558	559	202682	EXT	0.032	1	6.09	254	200	0.7	10	1.44	1	6	8	1075	3.22	1.6	0.18	178	5	0.38	8	370	242	4.42	29	330	0.14	79	10	258	180
JM DH-08-06	559	560	202683	EXT	0.12	0.6	8.28	118	430	1.8	3	0.51	0.5	7	6	918	3.88	1.81	1.38	548	3	2.53	8	518	28	2.28	5	178	0.14	61	10	178	50
JM DH-08-06	560	561	202684	EXT	0.082	1.1	6.88	27	640	1.7	2	0.68	4.8	8	8	1670	3.5	1.7	1.13	750	14	2.14	8	330	55	2.2	5	200	0.18	72	10	301	50
JM DH-08-06	561	562	202685	EXT	0.086	0.5	6.43	14	340	1.8	2	0.85	0.7	8	8	1070	3.5	1.54	1.42	1015	6	3.08	7	340	60	0.58	5	287	0.28	74	10	298	50
JM DH-08-06	562	563	202686	EXT	0.08	1.1	7.42	48	250	1.5	5	0.88	0.6	7	6	858	3.07	1.37	0.71	523	4	1.42	7	220	88	2.44	16	118	0.17	68	10	172	40
JM DH-08-06	563	564	202687	EXT	0.088	1.7	7.36	164	180	1.7	4	1.67	0.6	7	8	1575	2.81	2.08	0.32	187	16	0.71	8	240	95	4.03	14	72	0.15	75	10	187	80
JM DH-08-06	564	565	202688	EXT	0.084	0.8	6.2	15	730	2	3	0.78	1	7	8	1340	2.43	2.01	1.18	988	13	1.4	6	340	78	1.36	8	134	0.23	65	10	308	40
JM DH-08-06	565	566	202689	EXT	0.087	1.7	7.82	122	318	2	7	1.08	2.2	5	7	1540	3.08	1.82	0.88	534	6	2.82	8	280	273	1.6	14	158	0.15	54	10	430	80
JM DH-08-06	566	567	202690	EXT	0.06	2.2	6.06	58	300	2	8	2.6	8.7	8	6	878	3.88	2.03	0.88	413	7	2.22	6	440	445	3.88	8	175	0.21	60	10	606	110
JM DH-08-06	567	568	202691	EXT	0.085	1.5	6.88	66	130	2.1	11	3.53	1.5	6	8	1180	2.41	1.88	0.87	190	5	8.22	6	390	164	5.88	16	148	0.14	50	10	302	80
JM DH-08-06	568	569	202692	EXT	0.084	1	6.38	13	430	1.8	3	1.38	0.7	6	8	1480	2.45	1.84	1.1	830	6	2.78	7	380	74	1.9	5	256	0.2	57	10	282	40
JM DH-08-06	569	570	202693	EXT	0.048	0.6	6.46	7	278	1.8	2	2.07	0.5	6	7	724	2.48	1.4	1.14	780	1	3.82	6	280	41	1.98	5	279	0.23	78	10	182	30
JM DH-08-06	570	571	202694	EXT	0.11	0.9	6.79	21	340	1.4	2	2.02	0.5	7	6	1320	3.03	1.6	1.36	1080	4	3.93	8	310	53	1.54	5	314	0.28	77	10	207	40
JM DH-08-06	571	572	202695	EXT	0.164	0.9	7.14	14	370	1.4	2	1.72	0.8	7	8	1300	4.01	1.87	0.96	584	5	2.25	11	220	24	2.51	5	166	0.19	152	10	138	50
JM DH-08-06	572	573	202696	EXT	0.15	0.9	7.08	5	370	1.4	2	1.74	0.6	7	6	1505	3.48	1.52	1.12	786	3	3.37	10	290	30	1.62	5	283	0.22	102	10	148	40
JM DH-08-06	573	574	202697	EXT	0.178	1	6.88	14	400	1.4	2	2.21	0.8	7	9	1705	3.4	2.04	1.14	666	4	3.72	7	350	53	1.44	5	303	0.28	130	10	174	40
JM DH-08-06	574	575	202698	EXT	0.108	0.4	6.34	4	418	1.4	2	2.27	0.5	4	4	1415	2.98	1.83	1.18	785	2	3.67	8	380	42	1.71	5	336	0.28	98	10	134	30
JM DH-08-06	575	576	202699	EXT	0.328	1.5	9.42	25	380	1.8	2	1.2	0.8	6	7	2800	2.97	2.81	1.31	752	3	3.88	10	380	41	1.52	13	364	0.25	116	10	148	60
JM DH-08-06	576	577	202700	EXT	0.048	0.5	8.8	42	300	1.1	2	0.71	0.6	7	7	981	3.08	1.87	0.86	585	4	2.32	4	370	144	2.87	5	220	0.17	68	10	208	80
JM DH-08-06	577	578	202701	EXT	0.038	1.7	9.13	142	220	1.6	5	0.63	0.7	6	9	1630	2.81	2.09	0.86	342	7	0.67	8	280	106	3.38	6	106	0.17	78	10	158	60
JM DH-08-06	578	579	202702	EXT	0.024	0.6	9.12	162	230	1.7	3	0.83	0.5	7	10	1285	3.06	2.64	0.24	162	5	0.28	8	420	47	3.74	25	75	0.17	78	10	83	70
JM DH-08-06	579	580	202703	EXT	0.031	1.2	8.84	104	218	1.5	5	0.82	0.5	8	8	1000	3.19	1.81	0.31	318	3	0.37	7	278	110	3.74	40	80	0.18	68	10	61	50
JM DH-08-06	580	581	202704	EXT	0.027	1.4	8.25	140	310	1.3	6	0.82	0.5	8	6	918	2.52	1.82	0.28	228	6	0.38	7	230	64	3.15	140	87	0.17	80	10	80	40
JM DH-08-06	581	582	202705	EXT	0.019	0.7	6.1	46	350	1.2	3	0.78	0.5	8	8	287	2.3	2.07	0.32	164	8	0.26	8	240	34	2.85	31	72	0.18	74	10	30	20
JM DH-08-06	582	583	202706	EXT	0.044	0.8	6.6	37	400	1.8	3	1.02	0.8	7	8	497	2.87	1.88	1.02	885	1	1.84	7	220	70	2.19	6	138	0.19	77	10	208	30
JM DH-08-06	583	584	202707	EXT	0.088	1.2	8.19	10	450	1.8	2	0.98	1.8	6	8	832	2.64	1.94	1.28	1208	2	2.81	7	240	105	1.22	5	183	0.25	68	10	364	20
JM DH-08-06	584	585	202708	EXT	0.076	1.1	8.41	6	410	1.7	2	0.95	4.1	7	7	871	3.08	1.78	1.24	1475	2	2.93	6	315	340	1.4	5	140	0.25	71	10	672	40
JM DH-08-06	585	586	202709	EXT	0.102	1.3	6.88	38	170	1.3	2	1.12	0.6	7	11	1270	3.33	2.22	0.43	278	4	0.98	10	310	61	3.32	16	98	0.15	83	10	67	170
JM DH-08-06	586	587	202710	EXT	0.138	0.8	6.38	48	130	1.4	2	1.24	0.5	11	28	1135	4.82	2.48	0.88	387	1	0.15	15	780	79	4.67	8	93	0.21	129	10	100	210
JM DH-08-06	587	588	202711	EXT	0.138	0.7	7.83	42	380	2	2	0.88	0.5	13	40	1525	5	1.78	1.78	580	3	0.48	20	678	38	2.58	8	51	0.24	198	10	182	320
JM DH-08-06	588	589	202712	EXT	0.172	0.8	6.08	83	280	2	2	0.83	0.6	15	37	1900	5.41	2.18	1.08	883	1	0.72	20	1380	43	3.24	17	54	0.35	138	20	177	1040
JM DH-08-06	589	590	202713	EXT	0.106	0.6	6.64	20	100	1.8	2	1.21	0.6	11	34	1620	4.43	2.78	1.28	586	5	1.41	14	880	46	4.07	5	144	0.13	128	10	231	40



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%
JM DH-06-06	704	705	202828	EXT	0.043	0.6	5.23	7	570	0.8	2	2.01	0.5	4	8	611	3.7
JM DH-06-06	705	706	202829	EXT	0.046	0.8	5.76	10	520	1	5	2.4	0.7	4	8	925	3.42
JM DH-06-06	706	707	202830	EXT	0.053	1.1	5.99	7	580	0.8	2	2.15	0.6	4	8	944	4.11
JM DH-06-06	707	708	202831	EXT	0.026	0.5	4.76	8	510	0.7	3	1.84	0.5	3	18	780	3.18
JM DH-06-06	708	709	202832	EXT	0.036	0.7	5.12	8	490	0.8	4	2.23	0.5	6	10	649	3.48
JM DH-06-06	709	710	202833	EXT	0.045	0.5	5.54	5	580	0.8	3	2.19	0.5	3	5	695	3.91
JM DH-06-06	710	711	202834	EXT	0.044	0.7	5.67	8	800	0.9	4	2.04	0.5	4	15	735	3.98
JM DH-06-06	711	712	202835	EXT	0.056	0.9	5.74	5	840	1	2	2.14	0.5	4	12	1210	3.75
JM DH-06-06	712	713	202836	EXT	0.038	0.5	6.25	5	720	1	2	2.11	0.5	4	11	646	4.3
JM DH-06-06	713	714	202837	EXT	0.042	0.6	5.44	6	590	0.8	4	1.9	0.5	4	11	1005	3.86
JM DH-06-06	714	715	202838	EXT	0.056	0.5	5.43	7	660	0.8	2	1.86	0.5	4	18	960	3.98
JM DH-06-06	715	716	202839	EXT	0.037	0.6	4.5	10	640	1.4	4	2.14	0.6	5	10	619	4.5
JM DH-06-06	716	717	202840	EXT	0.072	1	5.67	13	360	1.3	5	2.11	0.5	11	17	907	5.46
JM DH-06-06	717	718	202841	EXT	0.026	0.7	5.16	8	390	1.2	3	2.01	0.5	3	13	735	4.48
JM DH-06-06	718	719	202842	EXT	0.048	0.8	4.77	64	370	0.6	4	1.85	0.5	5	9	1150	3.84
JM DH-06-06	719	720	202843	EXT	0.051	1	4.37	7	410	0.8	4	1.58	0.5	2	12	1275	3.24
JM DH-06-06	720	721	202844	EXT	0.073	0.6	5.17	5	530	0.8	2	1.95	0.5	3	22	1070	3.61
JM DH-06-06	721	722	202845	EXT	0.038	0.7	4.41	6	420	0.9	4	1.83	0.5	3	8	881	3.88
JM DH-06-06	722	723	202846	EXT	0.024	0.7	6.01	44	290	0.8	4	2.18	1	5	21	756	4.24
JM DH-06-06	723	724	202847	EXT	0.045	0.5	5.59	28	340	1	2	1.9	0.5	7	13	484	4.45
JM DH-06-06	724	725	202848	EXT	0.034	0.5	5.96	7	510	1.1	3	1.96	0.5	4	15	623	4.38
JM DH-06-06	725	726	202849	EXT	0.037	0.6	6.86	15	390	1.3	8	2.27	0.5	10	24	715	5.01
JM DH-06-06	726	727	202850	EXT	0.029	1	4.52	7	430	0.6	2	1.74	0.6	2	11	929	3.83
JM DH-06-06	727	728	202851	EXT	0.033	0.8	4.98	5	490	0.6	2	1.84	0.5	4	10	764	3.81
JM DH-06-06	728	729	202852	EXT	0.053	1	5.58	6	590	0.4	2	2.04	0.5	5	13	782	4.55
JM DH-06-06	729	730	202853	EXT	0.046	0.5	5.28	4	400	0.8	3	1.86	0.5	5	13	982	4.12
JM DH-06-06	730	731	202854	EXT	0.037	0.8	5.2	12	450	0.9	5	2.12	0.5	4	17	751	3.41
JM DH-06-06	731	732	202855	EXT	0.088	1.1	6.23	14	530	1.4	4	2.04	0.5	9	11	910	4.58
JM DH-06-06	732	733	202856	EXT	0.071	0.7	5.85	13	880	1.1	8	2.48	0.5	4	12	916	4.18
JM DH-06-06	733	734	202857	EXT	0.049	0.8	5.31	8	370	1.1	2	2.89	1.6	7	12	845	4.28
JM DH-06-06	734	735	202858	EXT	0.046	0.7	5.67	14	520	1.1	2	2.28	0.8	5	14	804	4.03
JM DH-06-06	735	736	202859	EXT	0.047	1	6.61	5	900	1.2	3	2.24	0.5	2	2	1070	3.12
JM DH-06-06	736	737	202860	EXT	0.047	0.8	6.7	18	330	1.2	7	2.05	1.7	6	14	810	5.22
JM DH-06-06	737	738	202861	EXT	0.038	1.1	4.75	15	350	1.4	8	1.73	0.5	7	5	405	4.8
JM DH-06-06	738	739	202862	EXT	0.036	0.7	6.05	4	360	1.4	8	1.98	0.6	3	3	512	4.43
JM DH-06-06	739	740	202863	EXT	0.037	0.8	5.41	5	400	0.8	4	2.01	0.5	4	10	897	3.88
JM DH-06-06	740	741	202864	EXT	0.054	0.9	4.83	7	350	0.8	2	2.04	1.2	3	11	798	3.84
JM DH-06-06	741	742	202865	EXT	0.052	1.1	4.8	5	370	0.6	4	1.63	0.6	4	10	818	3.24
JM DH-06-06	742	743	202866	EXT	0.074	0.7	5.04	8	340	0.9	8	2.33	1	13	16	839	4.43
JM DH-06-06	743	744	202867	EXT	0.048	1.2	6.23	13	390	1.6	3	2.34	0.8	7	15	836	3.87
JM DH-06-06	744	745	202868	EXT	0.124	1.2	4.88	14	390	0.9	6	1.73	0.9	5	10	1180	3.28
JM DH-06-06	745	746	202869	EXT	0.052	1.6	4.41	107	310	0.7	8	1.88	1.7	8	16	1250	2.72
JM DH-06-06	746	747	202870	EXT	0.056	1.4	6.18	52	220	1.3	7	3.12	0.9	35	18	688	5.27
JM DH-06-06	747	748	202871	EXT	0.049	1.1	6.86	157	200	1.2	6	4.28	2.8	9	25	744	4.89
JM DH-06-06	748	749	202872	EXT	0.047	0.8	5.05	66	240	0.7	2	1.67	0.8	3	10	1010	3.82
JM DH-06-06	749	750	202873	EXT	0.038	0.8	3.86	14	340	0.8	3	1.37	1.8	2	7	1230	2.51
JM DH-06-06	750	751	202874	EXT	0.04	0.8	4.75	8	400	0.8	2	1.72	1.6	9	22	1310	3.34
JM DH-06-06	751	752	202875	EXT	0.03	0.6	5.28	14	300	0.8	2	1.78	0.8	5	17	478	3.48
JM DH-06-06	752	753	202876	EXT	0.034	1	5.94	22	350	1	3	2.61	0.5	5	12	544	3.74
JM DH-06-06	753	754	202877	EXT	0.031	1.2	5.24	27	270	0.8	4	2.11	2.3	3	15	467	3.54
JM DH-06-06	754	755	202878	EXT	0.036	0.8	4.95	10	290	0.8	5	2.86	1.1	4	10	1075	4.05
JM DH-06-06	755	756	202879	EXT	0.056	2.5	4.77	15	220	1.1	10	2.35	8.1	105	25	1240	6.44
JM DH-06-06	756	757	202880	EXT	0.034	0.5	4.52	8	280	0.8	4	2.33	1.5	5	18	830	3.61
JM DH-06-06	757	758	202881	EXT	0.083	1.2	5.2	10	330	0.8	2	2.34	3.3	7	15	743	7.03
JM DH-06-06	758	759	202882	EXT	0.029	0.8	5.58	10	290	1.2	6	2.77	5.9	8	24	486	4.57
JM DH-06-06	759	760	202883	EXT	0.045	1	5.1	14	440	0.4	3	2	2.2	5	15	474	4.49
JM DH-06-06	760	761	202884	EXT	0.034	1	4.98	8	410	0.4	4	2.15	1.3	4	32	784	4.28
JM DH-06-06	761	762	202885	EXT	0.078	1.4	4.48	6	340	0.8	5	2.18	4.7	4	13	1145	3.51
JM DH-06-06	762	763	202886	EXT	0.088	1.7	5.72	5	410	1	3	2.91	11.4	7	19	932	4.04
JM DH-06-06	763	764	202887	EXT	0.048	2.5	5.51	12	230	0.8	12	2.32	3	6	22	632	3.8
JM DH-06-06	764	765	202888	EXT	0.042	1	5.34	10	370	0.9	3	2.61	1.4	5	17	1085	3.44
JM DH-06-06	765	766	202889	EXT	0.023	0.7	5.49	10	330	1.1	2	2.24	0.4	5	19	727	3.81
JM DH-06-06	766	767	202890	EXT	0.034	0.7	5.18	6	340	1	3	2.12	0.5	6	30	806	4.01
JM DH-06-06	767	768	202891	EXT	0.028	0.8	5.05	4	390	0.8	8	2.31	0.5	5	26	842	3.98
JM DH-06-06	768	769	202892	EXT	0.014	0.5	5.93	5	380	1.1	3	2.53	1.4	7	24	386	4.5
JM DH-06-06	769	770	202893	EXT	0.029	1.1	5.75	5	350	1.1	3	2.41	2.1	7	23	756	3.71
JM DH-06-06	770	771	202894	EXT	0.044	0.8	6.5	11	380	1	4	2.79	1.2	24	20	887	5.31
JM DH-06-06	771	772	202895	EXT	0.03	1.2	5.83	5	480	0.8	2	2.15	1.2	4	10	800	2.37
JM DH-06-06	772	773	202896	EXT	0.044	1.3	6.38	93	350	1.1	4	2.65	1.1	8	22	1345	4.4
JM DH-06-06	773	774	202897	EXT	0.058	1.8	6.09	46	390	1.1	5	2.42	1.9	8	21	672	3.99
JM DH-06-06	774	775	202898	EXT	0.027	0.5	6.43	49	370	1.2	2	2.45	0.5	8	19	395	4
JM DH-06-06	775	776	202899	EXT	0.029	1.1	6.33	181	320	1.8	2	2.49	0.8	5	15	448	3.64
JM DH-06-06	776	777	202900	EXT	0.05	1.2	7.95	186	390	1.5	2	2.7	0.7	10	28	788	4.4
JM DH-06-06	777	778	202901	EXT	0.009	0.8	7.04	60	330	0.8	2	2.04	0.5	10	25	239	4.03
JM DH-06-06	778	779	202902	EXT	0.016	1.3	6.86	150	380	1	2	2.64	0.7	13	28	431	4.71
JM DH-06-06	779	780	202903	EXT	0.025	0.8	8.14	16	280	1.5	2	3.41	0.8	13	33	257	4.81
JM DH-06-06	780	781	202904	EXT	0.045	1.2	9.23	5	310	1.5	5	3.18	5.1	17	38	157	4.6
JM DH-06-06	781	782	202905	EXT	0.014	0.5	9.3	5	310	1.3	2	3.11	1.3	14	37	147	4.82
JM DH-06-06	782	783	202906	EXT	0.048	2.7	9.04	14	390	1.5	3	3.47	3.2	21	35	2010	4.06
JM DH-06-06	783	784	202907	EXT	0.065	0.8	8.76	5	330	1.3	2	3.04	1	15	38	364	4.11
JM DH-06-06	784	785	202908	EXT	0.031	0.6	8.12	8	380	1.4	2	2.56	0.7	13	34	311	3.85
JM DH-06-06	785	786	202909	EXT	0.048	1.7	7.03	5	320	1.2	2	2.6	2.9	11	27	1190	3.74
JM DH-06-06	786	787	202910	EXT	0.066	2.3	6.47	8	280	1.6	5	3.83	1.2	17	32	1790	4.83
JM DH-06-06	787	788	202911	EXT	0.075	1	6.8	5	290	1.3	2	2.98	0.5	14	34	883	3.88
JM DH-06-06	788	789	202912	EXT	0.086	1.4	6.78	5	300	1.3	2	3.14	1.1	17	35	890	4.27
JM DH-06-06	789	790	202913	EXT	0.046	1.2	6.56	12	310	1.3	4	3.14	0.6	13	31	487	3.78
JM DH-06-06	790	791	202914	EXT	0.052	1	9.38	9	380	1.8	2	3.33	0.5	15	34	511	4.15
JM DH-06-06	791	792	202915	EXT	0.087	2.6	8.6	5	540	1.8	3	2.87	0.8	13	33	2140	4.38
JM DH-06-06	792	793	202916	EXT	0.041	1.3	6.87	12	650	1.3	2	2.11	1.6	11	32	1070	3.37
JM DH-06-06	793	794	202917	EXT	0.03	2.8	9.62	11	800	1.7	2	2.88	1.9	15	32	861	4.5
JM DH-06-06	794	795	202918	EXT	0.035	1.8	6.55	6	380	1.4	2	2.62	1.8	10	21	864	3.07
JM DH-06-06	795	796	202919	EXT	0.025	1.7	4.42	5	300	1.2	6	2.24	2	8	28	818	3.05
JM DH-06-06	796	797	202920	EXT	0.018	1.1	6.41	5	210	1.2	2	2.78	1.3	6	23	587	3.4
JM DH-06-06	797	798	202921	EXT	0.028	1	6.15	9	310	1	8	3	0.5	7	25	734	2.88
JM DH-06-06	798	799	202922	EXT	0.019	2.7	6.95	12	400	1.2	5	2.5	1.5	8	27	413	3.62
JM DH-06-06	799	800	202923	EXT	0.024	0.7	5.94	11	520	0.8	9	2.11	0.5	7	17	579	3.36
JM DH-06-06	800	801	202924	EXT	0.036	0.7	5.57	6	580	0.8	2	2.08	3.4	6	14	348	3.06
JM DH-06-06	801	802	202925	EXT	0.017	0.5	5.13	5	440	0.8	3	1.82	0.5	4	15	311	2.91
JM DH-06-06	802	803	202926	EXT	0.019	1	6.1	6	510	1	6	2.83	1.2	6	13	474	3.44
JM DH-06-06	803	804	202927	EXT	0.017	0.8	6.37	8	610	1	4	2.53	0.5	6	17	317	2.91
JM DH-06-06	804	805	202928	EXT	0.046	0.6	6.13	13	280	1.1	4	2.46	1.3	7	21	296	4.12
JM DH-06-06	805	806	202929	EXT	0.03	0.6	6.31	5	210	1	2	2.86	0.5	7	26	285	3.46
JM DH-06-06	806	807	202930	EXT	0.034	1	5.97	6	210	1	6	3.04	0.5	6	30	471	3.63
JM DH-06-06	807	808	202931	EXT	0.023	0.6	5.26	5	180	0.9	3	2.74	0.5	6	29	254	2.88
JM DH-06-06	808	809	202932	EXT	0.087	1.9	6.58	8	220	1.2	7	3.09	4	11	29	739	4.1
JM DH-06-06	809	810	202933	EXT	0.026	1.1	5.38	5	480	0.7	5	1.66	0.5	5	18	880	4.22
JM DH-06-06	810	811	202934	EXT	0.087	0.8	6.07	7	280	1.1	5	2.18	1	6	31	725	4.82
JM DH-06-06	811	812	202935	EXT	0.174	1	6.1	7	300	1.1	8	2.64	0.7	7	27	1180	4.77
JM DH-06-06	812	813	202936	EXT	0.036	0.6	6.52	5	530	1	2	2.38	0.5	3	7	244	2.98
JM DH-06-06	813	814	202937	EXT	0.015	0.7	4.71	7	510	1.2	4	2.37	0.5	3	11	356	2.83
JM DH-06-06	814	815	202938	EXT	0.038	0.5	7.27	5	580	1	3	2.37	0.5	4	5	178	2.95
JM DH-06-06	815	816	202939	EXT	0.018	0.7	6.25	11	530	0.8	3	2.1	0.5	3	8	450	3.01
JM DH-06-06	816	817	202940	EXT	0.07	1	6.46	5	280	1.1	5	3.01	1.1	8	25	713	3.87
JM DH-06-06	817	818	202941	EXT	0.038	0.5	7	12	240	1.2	5	2.87	0.5	8	32	224	4.43

From	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
704	1.9	0.8	700	4	1.35	7	280	42	1.88	5	135	0.19	63	10	103	10
705	1.9	0.78	670	5	1.77	5	310	48	1.86	5	159	0.2	61	10	122	10
706	1.6	0.88	707	3	1.78	5	370	38	1.78	5	147	0.18	62	10	98	30
707	2.31	0.8	579	5	1.35	5	290	36	1.48	5	116	0.18	48	10	83	10
708	2.03	0.57	515	3	1.08	4	250	41	2.5	5	138	0.18	55	10	91	10
709	1.57	0.67	495	3	1.42	3	360	42	1.88	5	144	0.15	57	10	88	10
710	1.88	0.73	512	2	1.48	5	290	42	1.88	5	133	0.17	58	10	47	10
711	2.52	0.78	581	5	1.21	5	420	58	2.25	5	129	0.15	53	10	120	10
712	2.33	0.84	588	3	1.83	4	530	48	1.62	5	145	0.13	63	10	144	10
713	1.8	0.72	632	5	1.44	3	370	61	1.74	5	151	0.17	58	10	119	10
714	2.16	0.81	626	5	1.3	6	630	50	1.28	5	124	0.23	58	10	128	30
715	2.38	0.84	776	1	1.45	5	630	52	2.13	5	177	0.21	71	10	131	10
716	2.08	0.79	531	4	0.67	6	460	34	3.38	5	68	0.14	70	10	77	10
717	1.98	0.92	748	2	0.97	6	300	57	1.52	6	78	0.14	60	10	102	10
718	2.1	0.42	374	6	0.4	7	320	78	2.78	8	184	0.11	60	10	80	20
719	1.88	0.76	863	4	0.84	5	210	43	1.32	5	84	0.13	48	10	82	10
720	1.88	0.72	513	6	1.33	7	280	25	1.46	5	67	0.12	46	10	58	10
721	1.71	0.7	524	4	1.1	4	310	20	1.32	5	79	0.12	48	10	57	10
722	2.23	0.34	184	2	0.42	8	440	43	3.77	8	158	0.14	67	10	156	40
723	2.31	0.27	195	3	0.52	8	420	33	4.07	5	129	0.12	64	10	81	40
724	2.21	0.88	458	6	1.98	7	550	43	2	5	123	0.19	62	10	83	10
725	2.41	1.28	436	3	0.37	9	900	37	3.62	5	122	0.24	86	10	98	20
726	1.44	0.55	894	2	0.96	4	220	40	1.43	5	80	0.15	45	10	121	10
727	1.87	0.74	715	2	1.07	7	380	38	1.47	5	100	0.15	54	10	113	10
728	1.74	0.81	475	4	1.4	7	470	48	1.54	5	124	0.16	62	10	116	10
729	1.78	0.84	587	4	1.67	5	440	33	1.32	5	124	0.14	61	10	88	10
730	1.82	0.71	780	2	1.12	8	290	43	1.82	5	117	0.19	53	10	79	10
731	1.88	0.85	1165	1	0.85	6	540	85	2.46	5	106	0.26	67	10	117	10
732	2.02	0.88	1120	2	1.64	9	800	68	1.72	5	137	0.24	66	10	125	10
733	2.05	0.96	868	2	1.48	6	500	88	2.41	5	130	0.2	57	10	180	10
734	2.88	0.98	1130	1	1.28	6	580	87	2.24	5	128	0.19	58	10	184	20
735	2.12	0.78	988	2	1.62	4	580	88	2.15	5	187	0.15	44	30	137	10
736	3.37	0.57	513	8	0.78	5	620	181	5.11	5	180	0.11	48	80	143	20
737	2.28	0.78	848	2	0.82	4	540	127	4.08	5	122	0.13	50	80	98	10
738	2.23	0.8	1185	1	0.86	2	530	87	3.58	5	163	0.14	46	50	151	10
739	1.83	0.72	1040	2	0.76	3	320	98	2.82	5	148	0.15	48	40	100	10
740	1.88	0.75	1195	1	1.02	5	210	142	2.13	5	125	0.18	48	40	224	10
741	1.85	0.7	1140	3	1.08	5	130	180	1.8	5	104	0.18	44	20	185	10
742	2.08	0.92	1040	2	0.77	6	230	137	2.72	5	118	0.18	53	20	186	10
743	1.78	1.18	1270	2	1.15	5	240	181	2.56	5	115	0.22	54	10	232	10
744	1.73	0.77	798	2	1.02	5	180	125	2.14	5	127	0.14	47	10	203	30
745	1.84	0.38	874	4	0.57	6	190	117	3.28	27	108	0.08	38	10	247	180
746	2.7	1.1	1150	2	0.67	12	510	107	6.13	8	133	0.21	81	20	218	30
747	2.1	1.94	2370	1	0.34	16	1340	102	6.82	23	119	0.42	118	10	405	80
748	1.75	0.53	1730	1	0.78	5	290	107	2.87	7	111	0.17	56	10	105	30
749	1.7	0.5	1350	2	0.88	5	150	138	1.2	8	83	0.15	43	10	253	40
750	1.92	0.44	1085	8	0.61	3	180	103	1.8	5	81	0.18	48	10	285	20
751	1.93	0.82	1055	1	1.51	6	170	107	1.88	5	108	0.2	56	10	208	20
752	2.24	0.45	584	3	1.11	6	230	108	4.1	5	146	0.14	56	10	106	30
753	2.13	0.34	501	2	0.85	4	310	262	3.78	5	128	0.1	45	10	287	20
754	2.02	0.73	841	2	1.01	7	310	166	2.06	5	131	0.14	60	10	233	30
755	2.01	1.06	1475	2	0.56	12	400	242	4.37	5	100	0.24	74	40	888	40
756	1.77	1.02	844	1	1.38	6	310	117	1.4	5	120	0.2	68	10	287	10
757	1.57	1.16	1400	1	1.55	10	440	168	1.81	5	125	0.25	127	20	570	30
758	1.64	1.3	1255	1	1.74	6	480	174	1.73	5	131	0.29	90	10	871	30
759	1.92	0.87	1170	2	1.42	8	380	168	1.7	5	117	0.22	79	10	372	30
760	1.74	0.9	1125	2	1.4	10	380	118	1.92	5	114	0.21	75	10	258	20
761	1.83	0.86	820	1	1.05	8	290	140	2.25	5	108	0.16	82	10	729	50
762	2.14	1.05	1215	2	1.56	11	430	168	2.78	5	120	0.2	86	10	1880	80
763	2.75	1.02	695	1	0.81	9	440	437	4.26	7	118	0.13	73	10	398	50
764	1.77	1.14	1030	3	1.3	8	370	163	2.65	5	121	0.2	72	10	248	10
765	1.81	1.22	853	2	2.08	9	450	184	1.4	5	127	0.25	82	10	198	10
766	1.55	1.2	867	1	1.77	7	380	85	2.13	5	118	0.21	77	10	171	10
767	1.81	1.18	738	1	1.49	8	380	80	1.88	5	130	0.22	71	10	195	10
768	1.52	1.36	902	1	2.05	12	540	122	1.57	5	143	0.28	83	10	316	10
769	1.55	1.08	851	2	2.08	9	580	173	1.48	5	138	0.25	78	10	344	10
770	1.9	1.24	823	2	1.71	12	550	158	3.6	5	124	0.24	63	10	301	10
771	1.63	0.6	977	3	1.16	9	480	147	2.01	5	186	0.17	56	10	310	10
772	2.24	0.58	818	3	0.58	9	480	122	5.12	10	188	0.15	63	10	181	20
773	2.28	0.63	802	2	0.61	11	480	210	4.5	13	180	0.18	64	10	341	40
774	1.54	1.05	2090	4	0.67	10	470	63	4.3	12	158	0.18	78	10	114	20
775	1.88	1.17	1530	5	0.12	6	480	68	5.28	18	198	0.14	74	10	129	50
776	2.36	1.63	940	4	0.58	14	780	68	5	22	208	0.23	104	10	218	40
777	2.06	0.1	42	3	0.18	13	480	45	6.18	17	147	0.13	67	10	50	30
778	1.86	1.05	510	3	0.34	18	840	65	6.34	22	181	0.21	98	10	127	40
779	1.38	2.72	1318	2	1.82	24	1510	90	4.07	6	287	0.5	133	10	294	30
780	1.52	2.63	1145	2	2.97	26	1360	327	1.91	7	314	0.85	165	10	805	20
781	2.12	2.86	819	2	3.04	26	1340	42	1.77	5	282	0.88	146	10	278	10
782	1.77	2.58	1370	2	1.83	23	1260	218	3.54	5	274	0.56	136	10	687	70
783	1.88	2.43	824	1	2.67	24	1160	41	1.83	6	264	0.64	131	10	292	10
784	1.51	2.27	834	3	2.43	24	1110	52	1.62	5	238	0.56	121	10	217	10
785	1.83	1.94	1210	2	1.75	21	930	234	2.44	5	188	0.47	106	10	417	10
786	1.7	2.34	1890	2	1.54	21	1270	88	4.05	9	224	0.55	120	10	284	20
787	1.78	2.32	1050	3	2.65	25	1240	58	1.97	5	258	0.63	128	10	191	10
788	2.15	2.39	882	2	3.01	24	1280	58	2.13	5	245	0.63	138	10	234	10
789	1.88	1.77	888	3	2.18	24	1110	85	3.96	6	248	0.47	118	10	174	10
790	1.98	2.71	1150	2	2.84	27	1380	86	2.28	6	314	0.64	140	10	247	10
791	2.28	2.62	1535	3	2.27	23	1330	138	3.08	7	282	0.58	135	10	337	20
792	1.84	1.61	1025	3	1.28	16	840	120	2.34	11	182	0.39	88	10	250	20
793	5.26	2.88	2150	3	0.84	22	1350	244	2.88	18	255	0.56	127	10	452	20
794	2	1.28	1550	3	1.08	9	550	184	2.91	18	179	0.4	81	10	284	20
795	1.3	1.47	838	2	1.84	10	530	188	2.01	6	170	0.32	84	10	377	20
796	1.3	1.22	758	2	1.91	9	400	81	2.23	7	168	0.28	90	10	218	10
797	2.11	0.87	478	2	1.85	10	580	198	3.87	5	201	0.19	85	10	155	270
798	2.15	1.47	658	1	2.13	10	610	41	1.78	5	185	0.29	87	20	228	210
799	2.28	1.08	616	1	1.87	8	470	88	1.45	5	157	0.22	72	10	112	210
800	2.31	0.93	730	1	1.74	7	480	179	1.4	5	151	0.21	64	10	393	200
801	2.13	0.85	487	1	1.82	6	340	32	1.18	5	136	0.19	63	10	73	150
802	2.31	1.04	801	1	1.84	8	480	75	1.82	5	165	0.24	81	10	175	190
803	2.12	1.02	544	1	2.36	8	530	38	1.53	5	180	0.25	70	10	81	140
804	2.08	1.25	484	1	2.35	8	480	32	1.47	6	177	0.26	88	10	191	150
805	2.18	1.26	483	1	2.41	8	550	24	1.48	5	188	0.28	83	10	70	120
806	2	1.1	638	1	2.19	10	550	37	1.67	5	171	0.28	85	10	88	180
807	1.78	1.2	458	1	2.09	16	450	18	1.78	5	157	0.25	63	10	58	110
808	2.12	1.78	772	1	2.32	18	630	58	1.98	5	188	0.3	102	10	425	180
809	2.31	0.88	542	1	1.88	17	410	32	1.27	5	183	0.15	86	10	95	180
810	2.35	1.4	784	1	2	18	510	75	1.88	5	158	0.27	101	10	156	180
811	2.25	1.28	848	1	2.08	14	540	40	2.56	5	175	0.28	97	10	112	180
812	1.93	0.85	418	1	2.57	8	590	15	1.12	5	324	0.18	48	10	50	70
813	2.18	0.88	834	1	2.47	11	580	37	1.93	5	301	0.15	43	10	87	70
814	2.27	0.87	474	1	2.82	8	810	25	0.87	5	376	0.17	46	10	60	80
815	2.34	0.71	574	1	2.1	6	510	31	1.22	5	257	0.17	54	10	77	100
816	2.18	1.36	579	3	2.44	16	880	53	2.38	5	168	0.34	102	10	148	110
817	2.08	1.42	530	1	3.13	16	850	18	1.84	5	200	0.3	108	10	82	90

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_T_ppb
JM DH-08-06	818	819	202942	EXT	0.058	0.7	6.81	5	350	1.1	3	3.37	0.5	8	26	890	3.88	2.23	1.37	815	2	2.8	18	870	53	2.08	5	200	0.34	106	10	140	110
JM DH-08-06	819	820	202943	EXT	0.065	1	6.34	5	320	1.1	2	2.78	0.5	12	25	965	4.83	2.35	1.55	664	2	2.32	16	1030	39	1.63	5	173	0.37	126	10	107	140
JM DH-08-06	820	821	202944	EXT	0.134	1.6	7.01	13	420	1.2	6	2.64	0.5	14	32	1675	5.83	2.15	2.05	832	2	2.56	13	1380	36	2.01	5	179	0.32	150	10	120	100
JM DH-08-06	821	822	202945	EXT	0.082	1.1	6.81	13	530	1.1	6	2.38	0.5	16	34	1885	4.84	2.7	1.52	821	2	2.44	16	880	36	1.38	5	203	0.37	109	10	98	120
JM DH-08-06	822	823	202946	EXT	0.073	1	5.77	7	550	0.6	5	2.21	1.1	3	5	877	2.39	2.6	0.85	640	2	1.5	4	430	75	1.86	5	203	0.14	39	10	140	90
JM DH-08-06	823	824	202947	EXT	0.036	1.1	4.29	5	320	1	3	2.38	0.5	7	27	657	2.63	2.38	1.18	860	1	2.23	17	480	34	1.7	5	171	0.26	72	10	150	80
JM DH-08-06	824	825	202948	EXT	0.076	0.9	6.56	5	300	1.1	5	2.55	0.5	8	31	745	4.29	2.22	1.54	474	1	2.72	18	560	25	1.96	5	174	0.29	108	10	78	110
JM DH-08-06	825	826	202949	EXT	0.078	0.6	6.04	5	270	0.9	2	2.54	0.5	8	37	651	3.4	2.3	1.51	902	2	2.2	22	540	23	2.08	5	158	0.27	64	10	78	90
JM DH-08-06	826	827	202950	EXT	0.061	0.7	6.6	7	280	1	4	2.38	0.5	10	33	664	3.64	2.18	1.8	541	1	2.63	22	610	21	1.65	5	161	0.3	93	10	83	80
JM DH-08-06	827	828	202951	EXT	0.098	1.1	7.23	10	250	1.2	4	2.44	0.5	11	30	747	4.2	2.18	1.82	1036	2	2.6	18	700	30	2.17	5	180	0.33	100	10	103	100
JM DH-08-06	828	829	202952	EXT	0.047	0.5	7.47	5	170	1.3	2	5.43	0.5	10	36	636	4.18	2.01	1.53	807	1	3.17	21	710	18	1.8	5	230	0.36	119	10	96	110
JM DH-08-06	829	830	202953	EXT	0.024	0.6	7.36	4	110	1.3	2	3.92	0.5	8	31	304	4.05	1.28	1.38	810	1	2.66	21	750	20	2.2	5	252	0.27	119	10	81	80
JM DH-08-06	830	831	202954	EXT	0.042	0.6	6.15	10	180	1.7	7	7	0.5	15	74	437	4.79	1.66	2.13	1080	1	1.86	71	2770	17	2.00	5	361	0.31	167	10	161	110
JM DH-08-06	831	832	202955	EXT	0.066	0.5	6.25	10	190	1.6	4	5.35	0.5	11	30	527	6.06	3.14	1.75	889	2	2.17	22	2080	34	2.68	5	326	0.33	180	10	153	100
JM DH-08-06	832	833	202956	EXT	0.113	1	7.35	6	340	1.6	2	4.96	0.5	14	29	1005	3.7	2.11	1.69	645	5	2.47	22	1660	34	2.75	5	277	0.38	142	10	114	80
JM DH-08-06	833	834	202957	EXT	0.172	1.5	6.71	5	380	1.4	4	3.22	0.5	11	29	1135	3.66	2	1.64	647	2	2.32	26	1180	33	2.31	5	209	0.32	107	10	97	60
JM DH-08-06	834	835	202958	EXT	0.136	1.1	5.16	5	550	0.7	4	2.18	0.5	4	13	1265	2.4	1.52	0.86	564	3	1.36	10	370	34	1.95	5	133	0.15	51	10	66	40
JM DH-08-06	835	836	202959	EXT	0.074	1.5	3.09	5	378	0.5	6	1.66	0.5	2	14	1286	1.66	1.42	0.4	353	2	0.72	6	170	32	1.53	5	81	0.07	32	10	54	40
JM DH-08-06	836	837	202960	EXT	0.07	1.5	3.84	6	380	0.5	5	1.63	0.5	4	14	1120	2.01	1.64	0.76	430	2	0.85	10	220	32	1.85	5	101	0.12	39	10	60	40
JM DH-08-06	837	838	202961	EXT	0.098	1.1	6.34	6	480	1	2	2.4	0.5	6	12	798	3.58	1.61	1.51	582	2	2.03	6	470	21	1.89	5	182	0.27	81	10	94	40
JM DH-08-06	838	839	202962	EXT	0.075	1.1	7.35	14	610	1.2	2	2.5	0.5	6	15	472	4.18	1.6	1.56	700	2	2.42	10	540	28	1.62	5	235	0.29	98	10	121	60
JM DH-08-06	839	840	202963	EXT	0.05	0.5	6.32	5	480	0.6	2	2.17	0.5	7	7	854	2.43	1.63	0.76	508	1	2.17	5	480	34	1.41	5	252	0.14	48	10	90	40
JM DH-08-06	840	841	202964	EXT	0.036	0.6	5.48	6	280	0.9	2	1.84	0.5	6	3	533	2.42	2.22	0.91	573	1	1.93	5	480	36	2.21	5	137	0.14	45	10	82	30
JM DH-08-06	841	842	202965	EXT	0.104	1.1	6.41	11	380	1.4	4	2.42	0.5	11	20	1560	4.54	2.06	1.67	914	4	1.47	15	1900	37	2.75	5	177	0.23	80	10	133	30
JM DH-08-06	842	843	202966	EXT	0.123	1.3	7.26	11	380	1.7	6	2.66	0.5	12	30	1500	5.06	2.13	1.86	625	2	2.56	23	860	33	1.58	5	203	0.34	110	10	128	70
JM DH-08-06	843	844	202967	EXT	0.131	1.2	7.82	5	400	1.7	6	3.47	0.5	14	32	1525	5.42	2.35	2.16	690	2	2.63	18	1180	28	2.76	5	218	0.43	131	10	144	80
JM DH-08-06	844	845	202968	EXT	0.096	0.8	5.79	6	330	1	7	2.73	0.5	8	26	675	4.66	2.06	1.42	666	1	1.64	18	500	35	2.34	5	146	0.25	91	10	125	80
JM DH-08-06	845	846	202969	EXT	0.152	1.1	6.75	6	360	1.3	5	3.05	0.5	13	30	2150	4.96	1.96	1.98	662	2	2.4	24	1400	34	2.21	5	168	0.51	138	10	121	80
JM DH-08-06	846	847	202970	EXT	0.11	1.4	7.2	13	240	1.5	5	3.01	0.5	15	36	1645	5.08	1.62	2.23	661	5	2.57	30	1710	40	2.04	5	160	0.54	154	10	150	70
JM DH-08-06	847	848	202971	EXT	0.056	1.6	4.87	6	200	1	5	3.84	0.5	6	16	1080	3.82	1.86	1.04	700	2	1.1	7	520	81	4.54	5	314	0.21	78	10	145	80
JM DH-08-06	848	849	202972	EXT	0.026	0.9	6.70	12	400	1.3	5	2.91	0.5	6	25	583	4.1	1.88	1.48	857	2	2.02	11	580	31	2.4	5	146	0.28	87	10	120	30
JM DH-08-06	849	850	202973	EXT	0.027	1.5	6.09	12	320	1.4	6	2.71	0.5	6	53	605	4.23	2.1	1.54	844	1	2.14	35	540	31	2.92	7	139	0.28	88	10	98	20
JM DH-07-06	0	1	203498	EXT	0.146	1.6	7.61	19	660	0.8	2	0.17	0.5	2	17	110	2.71	2.56	0.27	188	29	0.52	6	780	53	0.52	5	357	0.19	87	10	91	120
JM DH-07-06	1	2	203499	EXT	0.154	0.6	5.50	16	670	0.8	2	0.12	0.5	1	4	218	3.84	2.62	0.42	67	29	0.17	4	560	19	0.38	5	272	0.18	81	10	80	20
JM DH-07-06	2	3	203500	EXT	0.066	0.8	9.01	14	720	0.7	2	0.06	0.5	7	15	82	2.64	2.44	0.57	53	13	0.1	10	340	8	0.25	5	118	0.22	72	10	63	18
JM DH-07-06	3	4	203501	EXT	0.066	1.1	9.67	20	480	1.1	3	0.06	0.5	2	7	154	2.07	2.56	0.42	38	44	0.08	5	610	8	0.73	5	193	0.19	88	10	58	18
JM DH-07-06	4	5	203502	EXT	0.037	1	6.45	17	1230	0.8	2	0.07	0.5	1	7	58	1.6	2.56	0.2	32	37	0.13	2	940	8	0.42	5	254	0.22	58	10	21	18
JM DH-07-06	5	6	203503	EXT	0.056	0.5	6.06	22	430	0.8	2	0.08	0.5	1	6	58	1.74	2.48	0.34	35	46	0.08	2	580	8	0.42	5	227	0.26	63	10	30	18
JM DH-07-06	6	7	203504	EXT	0.037	0.6	6.66	13	480	0.7	3	0.11	0.6	1	6	74	3.4	2.54	0.18	30	41	0.08	1	740	10	1.23	8	355	0.18	70	10	17	18
JM DH-07-06	7	8	203505	EXT	0.061	1	6.04	16	670	0.7	2	0.09	0.5	1	5	117	3.56	2.58	0.18	28	82	0.11	2	600	25	0.64	7	284	0.18	72	10	15	10
JM DH-07-06	8	9	203506	EXT	0.164	0.7	5.64	6	570	1.1	2	0.08	0.6	1	4	102	1.44	2.58	0.18	25	53	0.13	1	740	37	0.41	6	324	0.15	74	10	14	20
JM DH-07-06	9	10	203507	EXT	0.101	0.6	6.3	15	570	1.2	2	0.08	0.6	1	5	76	2.46	2.6	0.24	27	28	0.11	1	570	25	0.47	6	245	0.2	76	10	17	110
JM DH-07-06	10	11	203508	EXT	0.06	1.1	6.18	15	470	0.6	3	0.07	0.6	1	10	100	2.64	2.07	0.28	28	41	0.1	2	580	20	0.62	5	215	0.14	66	10	20	20
JM DH-07-06	11	12	203509	EXT	0.084	0.6	6.25	15	530	0.6	2	0.08	0.5	1	5	104	2.92	2.88	0.33	28	40	0.12	1	810	21	0.7	6	249	0.15	67	10	30	20
JM DH-07-06	12	13	203510	EXT	0.167	0.7	6.46	11	610	0.6	2	0.07	0.6	1	6	197	3.11	2.57	0.27	25	60	0.12	2	990	15	0.98	5	235	0.14	67	10	23	140
JM DH-07-06	13	14	203511	EXT	0.197	0.7	6.60	11	660	1.1	2	0.08	0.6	1	6	346	3.80	2.91	0.26	25	47	0.12	1	900	23	0.52	5	414	0.14	66	10	21	130
JM DH-07-06	14	15	203512	EXT	0.15	0.7	6.25	13	660	0.9	3	0.08	0.5	1	6	382	3.34	2.52	0.34	27	29	0.13	1	830	14	0.4	5	347	0.16	76	10	29	50
JM DH-07-06	15	16	203513	EXT	0.159	0.5	6.17	11	530	0.4	2	0.09	0.5	1	5	324	2.42	2.65	0.25	22	37	0.13	1	480	12	0.28	5	281	0.19	77	10	10	40
JM DH-07-06	16	17	203514	EXT	0.112	0.7	6.34	13	1480	0.7	2	0.06	0.6	1	5	190	2.39	2.64	0.16	30	33	0.15	1	400	16	0.48	6	342	0.17	71	10	17	30
JM DH-07-06	17	18	203515	EXT	0.168	0.7	6.64	20	540	1	2	0.06	0.6	2	10	167	2.65	2.54	0.17	20	66	0.12	3	600	9	0.36	6	324	0.2	74	10	14	30
JM DH-07-06	18	19	203516	EXT	0.2	1.1	6.61	42	770	0.8	2	0.05	0.5	4	6	138	3.24	2.61	0.2	22	46	0.11	3	560	18	1.06	6	266	0.18	65	10	8	30
JM DH-07-06	19	20	203517	EXT	0.366	1.3	7.74	55	680	0.6	2	0.04	0.5	1	6	170	2.52	2.57	0.16	33	74	0.09	1	480	14	0.46	6	225	0.13	66	10	12	50
JM DH-07-06	20	21	203518	EXT	0.27	1	6.76	35	480	1	2	0.06	0.5	2	6	218	3.18	2.67	0.2	33	27	0.1	3	670	18	0.86	5	257	0.18	73	10	16	60
JM DH-07-06	21	22	203519	EXT	0.197	0.9	6.06	20	1480	0.8	4	0.05	0.5	1	7	81	2.38	2.54	0.17	29	54	0.12	1	570	20	0.8	5	278	0.12	65	10	13	[illegible]
JM DH-07-06	22	23	203520	EXT	0.126	1	6.22	38	1090	0.8	2	0.07	0.5	1	5	86	2.94	2.65	0.16	25	41	0.12	1	410	23	1.11	6	321	0.14	75	10	18	70
JM DH-07-06	23	24	203521	EXT	0.116	0.8	9.83	74	480	0.7	2	0.06	0.6	1	1	115	4.12	2.46	0.15	19	41	0.13	2	900	18	1.38	5	280	0.17	68	10	24	80
JM DH-07-06	24	25	203522	EXT	0.121	0.8	6.28	54	1190	0.8	2	0.04	0.6	1	6	78	2.79	2.46	0.15	20	32	0.17	1	640	20	0.66	7	308	0.14	72	10	21	110
JM DH-07-06	25	26	203523	EXT	0.125	0.8	9.06	126	1120	0.8	6	0.09	0.6	1	4	58	2.58	2.48	0.15	19	21	0.16	1	950	25	0.88	4	280	0.14	72	10	38	140
JM DH-07-06	26	27	203524	EXT	0.219	0.6	9.63	41	630	1.3	7	0.06	0.5	1	6	47	3.81	2.63	0.16	19	35	0.16	1	1010	25	1.24	6	462	0.09	77	10	15	70
JM DH-07-06	27	28	203525	EXT	0.211	1.4	9.08	42	1080	1.1	2	0.11	0.6	1	7	57	2.81	2.82	0.17	21	60	0.15	2	1290	25	1.14	13	487	0.14	72	10	16	110
JM DH-07-06	28	29	203526	EXT	0.166	1	6.64	87	380	0.8	2	0.08	0.6	1	10	57	4.08	2.64	0.18	20	148	0.14	2	1060	22	1.46	5	407	0.12	67	10	16	70
JM DH-07-06	29	30	203527	EXT	0.151	0.6	9.40	70	310	1.4	2	0.08	0.6	7	5	196	2.08	2.93	0.21	22	30	0.1	4	1100	24	1.66	5	388	0.16	70	10	17	80
JM DH-07-06	30	31	203528	EXT	0.175	0.6	9.13	37	330	0.9	4	0.08	0.6	8	5	1280	2.11	1.88	0.23	22	46	0.08	4	780	27	1.63	5	258	0.13	66	10	27	40
JM DH-07-06	31	32	203529	EXT	0.082	0.5	11.1	46	590	1.1	2	0.07	0.5	7	6	1480	1.94	2.23	0.27	16	111	0.16	4	1100	21	1.52	6	354	0.17	75	10	30	80
JM DH-07-06	32	33	203530	EXT	0.158	0.5	12.15	21	610	1.7	8	0.07	0.5	6	5	1070	2.48	2.79	0.54	40	55	0.16	6	1070	16	2.08	6	361	0.16	75	10	85	100
JM DH-07-06	33	34	203531	EXT	0.265	1	11.85	17	540	1.9	7	0.08	0.5	13	5	2020	2.88	2.48	0.58	74	30	0.17	10	1250	10	2.17	5	374	0.2	68	10	86	120
JM DH-07-06	34	35	203532	EXT	0.208	0.5	14.56	10	610	1.6	8	0.08	0.5	12	5	1810	3.86	2.65	1.1	135	77	0.2	8	1440	13	2.08	5	447	0.16	76	10	188	90
JM DH-07-06	35	36	203533	EXT	0.111	0.5	13.4	5	600	1.4	6	0.08	0.5	12	3	3640	3.35	2.64	1.23	200	18	0.17	6	1130	11	2	5	322	0.16	80	10	181	80
JM DH-07-06	36	37	203534	EXT	0.161	0.5	11.8	11	150	1.8	16	0.12	0.5	19	3	4480	4.28	3.16	0.64	93	70	0.15	6	1950	22	3.86	5	784	0.16	74	10	95	140
JM DH-07-06	37	38	203535	EXT	0.107	0.5	13.1	13	220	1.6	16	0.1	0.5	16	3	4880	3.63	2.90	1.06	158	31	0.15	4	1080	20	3.12	5	660	0.16	73	10	127	60
JM DH-07-06	38	39	203536	EXT	0.151	0.5	13	16	690	1.6	6	0.08	0.5	13	4	4250	3.11	2.07	0.88	187	41	0.18	6	1310	20	1.56	5	570	0.18	71	10	134	70
JM DH-07-06	39	40	203537	EXT	0.173	0.5	13.5	5	470	1.5	5	0.12	0.5	9	4	1980	3.28	2.67	0.73	118	36	0.19	7	1940	33	2.95	5	1030	0.16	74	10	86	70
JM DH-07-06	40	41	203538	EXT	0.18	0.6	12.06	8	610	1.4	7	0.08	0.5	12	3	3770	3.26	2.58	1.23	201	151	0.14	6	1300	29	1.7	5	534	0.21	67	10	138	60
JM DH-07-06	41	42	203539	EXT	0.208	0.7	10.65	21	630	1.8	6	0.06	0.5	16	6	4330	3.52	2.55	1.02	236	30	0.13	6	1300	40	2.21	5	465	0.22	71	10	129	130
JM DH-07-06	42	43	203540	EXT	0.206	0.5	11	8	650	1.8	7	0.07	0.6	11	3	6100	3.44	2.42	1.52	445	24	0.11	6	1220	30	1.03	5	484	0.25	73	10	212	70
JM DH-07-06	43	44	203541	EXT	0.197	0.6	11.25	12	660	1.5	6	0.05	0.5	16	4	3060	3.62	2.58	1.26	311	50	0.16	6	670	30	1.46	5	364	0.22	72	10	162	60
JM DH-07-06	44	45	203542	EXT	0.156	0.5	11.5	16	580	1.5	5	0.05	0.5	14	11	3800	4.46	2.58	1.63	428	19	0.18	11	670	31	1.44	5	329	0.34	73	10	225	70
JM DH-07-06	45	46	203543	EXT	0.316	0.5	11.3	16	240	1.4	6	0.05	0.5	10	5	6560	4.5	2.09	1.53	286	56	0.14	10	830	32	3.04	5	385	0.17	74	10	173	110
JM DH-07-06	46	47	203544	EXT	0.365	0.5	12.3	14	200	1.4	10	0.05	0.5	25	9	7310	4.66	2.01	1	174	24	0.16	9	940	32	3.54	5	444	0.22	68	10	121	100
JM DH-07-06	47	48	203545	EXT	0.327	0.5	10.05	6	70	1.2	10	0.04	0.5	7	5	5870	6.77	2.06	0.7	104	7	0.13	6	1000	28	0.73	5	538	0.13	65	10	77	120
JM DH-07-06	48	49	203546	EXT	0.222	0.5	11.45	16	380	1.2	8	0.06	0.5	15	4	5800	4.42	2.52	1.32	396	16	0.15	4	990	30	3.06	5	402	0.16	77	10	139	40
JM DH-07-06	49	50	203547	EXT	0.242	0.5	11.8	16	750	1.3	8	0.07	0.5	14	3	6020	3.3	2.58	1.12	286	14	0.16	6	1110	34	2.80	5	520	0.25	76	10	144	60
JM DH-07-06	50	51	203548	EXT	0.255	0.5	12.4	21	740	1.5	8	0.07	0.6	17	5	6720	3.14	2.48	0.98	247	22	0.16	8	1150	17	1.83	5	854	0.22	71	10	190	70
JM DH-07-06	51	52	203549	EXT	0.248	0.5	13.2	6	560	1.5	8	0.08	0.5	8	6	5850	3.08	2.8	1.46	383	15	0.18	14	1190	30	1.36	5	714	0.27	75	10	222	80
JM DH-07-06	52	53	203550	EXT	0.205	0.7	11.9	15	250	1.6	7	0.05	0.5	11	2	4770	4.78	2.63	1.18	276	11	0.27	8	1010	35	3.63	5	398	0.15	72	10	296	70
JM DH-07-06	53	54	203551	EXT	0.197	0.5	12.15	5	610	1.6	7	0.08	0.5	8	6	5260	3.63	2.58	1.98	575	11	0.24	10	1020	34	1.34	5	313	0.34	73	10	326	70
JM DH-07-06	54	55	203552	EXT	0.158	0.5	13.3	16	340	1.6	7	0.08	0.5	6	6	3820	4.68	2.96	1.1	281	21	0.21	8	1400	26	3.45	6	581	0.18	85	10	183	80
JM DH-07-06	55	56	203553	EXT	0.226	0.7	12.85	5	780	2.2	10	0.07	0.5	13	2	7430	3.43	2.78	1.34	445	30	0.17	8	1400	26	1.68	5	446	0.25	79	10	274	70
JM DH-07-06	56	57	203554	EXT	0.226	0.5	11.28	13	640	2.3	8	0.12	0.5	14	2	7320	3.48	2.58	0.88	330	23	0.13	8	2120	72	1.84	5	1100	0.21	68	10	187	90
JM DH-07-06	57	58	203555	EXT	0.158	0.5	12	6	660	1.9	6	0.07	0.5	13	6	6320	3.62	2.8	1.06	333	16	0.15	10	1300	40	1.54	5	647	0.21	66	10	217	60
JM DH-07-06	58	59	203556	EXT	0.201	0.5	11.3	6	960	1.5	12	0.06	0.5	13	2	5450	3.4	2.48	1.06	427	38	0.14	12	1170	32	1.14	5	530	0.24	73	10	340	50
JM DH-07-06	59	60	203557	EXT	0.251	0.8	12	11	430	1.3	6	0.02	0.5	13	3	6480	4.43	2.66	1.7	862	29	0.14	6	400	4	1.1	5	38	0.23	73	10	406	110
JM DH-07-06	60	61	203558	EXT	0.164	0.7	11.35	5	570	1.1	6	0.02	2.8	14	3	3540	5.16	2.55	2	879	18	0.12	7	430	2	0.6	5	30	0.28	78	10	521	60
JM DH-07-06	61	62	203559	EXT	0.151	0.5	12.6	10	480	1.4	6	0.04	0.5	9	6	3410	4.5	2.66	1.74	860	4	0.14	11	480	8	0.74	5	131	0.21	79	10	423	90
JM DH-07-06	62	63	203560	EXT	0.223	0.6	13.15	10	840	3.1	6	0.1	0.6	15	3	5300	3.06	2.66	0.85	233	92	0.22	7	2210	53	2.06	5	1795	0.11	68	10	162	70
JM DH-07-06	63	64	203561	EXT	0.236	0.6	12.15	5	840	1.8	5	0.06	0.6	14	4	4650	4.36	2.87	1.78	724	16	0.15	10	670	10	1.04	5	67	0.2	75	10	402	50
JM DH-07-06	64	65	203562	EXT	0.247	0.6	10.75	5	420	1.2	6	0.06	0.5	11	10	3270	5.12	1.82	2.32	1175	16	0.1	10	400	2	0.40	5	28	0.28	64	10	573	60
JM DH-07-06	65	66	203563	EXT	0.161	0.6	11.66	6	510	1.4	7	0.13	0.7	13	5	2040	4.27	2.18	2	664	6	0.18	4	980	8	1.03	5	58	0.21	71	10	478	90
JM DH-07-06	66	67	203564	EXT	0.172	0.5	9.42	5	630	1.8	6	0.08	0.5	16	5	1650	2.45	2.12	1.02	404	18	0.23	7	790	22	0.70	5	451	0.15	58	10	205	60
JM DH-07-06	67	68	203565	EXT	0.188	0.6	12.26	5	730	2	7	0.14	0.5	15	25	3230	3.79	2.93	1.44	586	54	0.26	30	680	28	1.40	5	485	0.15	74	10	288	70
JM DH-07-06	68	69	203566	EXT	0.196	0.5	12.4	5	620	1.8	6	0.28	0.5	12	4	3880	4.64	2.52	1.78	904	10	0.31	13	1030	19	1.08	5	353	0.25	76	10	433	70
JM DH-07-06	69	70	203567	EXT	0.302	0.5	12.56	5	610	1.7	4	0.5	0.5	10	4	3880	4.13	2.8	1.66	686	6	0.36	13	1020	28	1.27	6	379	0.16	73	10	480	60
JM DH-07-06	70	71	203568	EXT	0.182	1	13.68	4	780	2	6	0.22	70.4	16	5	2710	3.8	2.44	1.74	625	11	0.47	12	1510	14	0.83	5	127	0.22	76	10	524	80
JM DH-07-06	71	72	203569	EXT	0.125	0.5	11.6	5	980	2.2	2	0.15	2.4	19	6	1370	4.17	2.88	1.88	658	58	0.42	8	1140	2	0.67	5	68	0.21	80	10	458	30
JM DH-07-06	72	73	203570	EXT	0.216	0.6	10.15	5	750	2.3	2	0.18	4.6	24	4	2130	4.18	2	1.52	854	131	0.26	8	1060	8	1.42	5	114	0.21	78	10	386	20
JM DH-07-06	73	74	203571	EXT	0.148	1.1	11.15	5	730	2.5	2	0.18	2.6	21	2	1870	4.27	1.94	1.86	885	54	0.34	12	1140	17	1.44	5	204	0.21	76	10	448	10
JM DH-07-06	74	75	203572	EXT	0.18	0.6	10.15	5	600	2.3	2	0.16	2.7	19	4	2410	3.74	1.78	1.66	830	16	0.38	8	1140	18	1.36	5	181	0.21	71	10	341	10
JM DH-07-06	75	76	203573	EXT	0.191	1.3	10.3	8	610	1.9	2	0.27	4.1	14	8	2980	4.12	1.88	1.7	628	15	0.41	11	1320	3	0.86	5	70	0.22	68	10	362	10
JM DH-07-06	76	77	203574	EXT	0.2	0.8	10.1	5	720	1.9	2	0.35	3	16	3	2120	3.84	1.84	1.56	872	9	0.49	9	1160	4	1.18	5	86	0.18	68	10	270	10
JM DH-07-06	77	78	203575	EXT	0.196	1.1	11.75	5	870	1.9	2	0.14	3.3	16	3	2310	4.48	2.51	1.58	782	14	0.47	4	1390	4	1.06	5	66	0.2	67	10	383	10
JM DH-07-06	78	79	203576	EXT	0.206	1	10.96	5	740	1.8	2	0.19	1.8	12	3	2898	3.52	2.22	1.5	621	23	0.38	4	1180	2	0.7	5	41	0.2	64	10	234	10
JM DH-07-06	79	80	203577	EXT	0.186	0.8	16.7	5	790	1.5	2	0.19	2.5	15	7	2420	4.27	1.87	1.79	662	25	0.46	6	1080	2	0.48	5	62	0.22	63	10	314	10
JM DH-07-06	80	81	203578	EXT	0.282	1.3	11	5	1070	1.8	2	0.19	2.5	22	4	3630	3.84	2.48	1.33	484	87	0.32	6	1040	7	1.65	5	91	0.19	67	10	216	10
JM DH-07-06	81	82	203579	EXT	0.127	0.8	11.25	5	640	2	2	0.2	2.8	15	1	1645	4.15	2.37	1.47	548	15	0.47	4	1380	2	1.48	5	48	0.2	68	10	318	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	82	83	203580	EXT	0.143	0.6	12.35	5	600	1.4	2	0.11	5.6	14	10	1085	3.78	2.09	1.79	716	27	0.71	15	530	2	0.01	5	300	0.24	78	10	405	10
JM DH-07-06	83	84	203581	EXT	0.12	0.5	11.35	5	600	1.5	2	0.16	5.8	13	1	1230	4.38	2.16	1.86	867	14	0.46	16	530	3	1.54	5	90	0.21	73	10	384	10
JM DH-07-06	84	85	203582	EXT	0.077	0.5	12.2	5	250	1.4	2	0.30	3	14	1	794	4.57	2.25	0.96	271	16	0.53	5	600	22	3.77	5	256	0.2	80	16	170	10
JM DH-07-06	85	86	203583	EXT	0.142	0.5	12.66	5	730	2.2	2	0.2	2	17	1	1255	4.08	2.47	1.42	466	18	0.48	10	1030	11	1.9	5	300	0.18	75	16	278	10
JM DH-07-06	86	87	203584	EXT	0.193	0.5	11.7	5	840	2	2	0.1	2.3	15	11	2240	3.8	2.37	1.52	518	18	0.4	13	880	15	1.38	5	218	0.24	78	16	306	10
JM DH-07-06	87	88	203585	EXT	0.13	0.5	13.0	14	810	2.4	2	0.13	6.2	20	4	1375	3.50	2.82	1.5	577	54	0.98	16	790	16	1.14	5	220	0.27	86	16	334	10
JM DH-07-06	88	89	203586	EXT	0.13	0.6	13.05	5	1100	2.3	2	0.31	4.1	16	1	1195	3.86	2.57	1.44	514	23	0.54	8	1120	8	1.38	5	158	0.19	80	10	284	10
JM DH-07-06	89	90	203587	EXT	0.253	0.8	12.8	6	820	2.3	2	0.29	5.8	16	7	2790	3.98	2.41	1.85	581	33	0.48	16	1160	8	1.37	5	250	0.22	78	10	383	10
JM DH-07-06	90	91	203588	EXT	0.22	1	11.05	5	690	1.7	2	0.34	4.7	13	8	2880	3.93	2.34	1.8	807	35	0.34	7	1280	4	1.33	5	110	0.16	63	10	334	10
JM DH-07-06	91	92	203589	EXT	0.214	1.1	11.2	14	430	2.1	2	0.29	2.4	25	4	3120	4.88	2.58	1.4	510	44	0.33	10	1530	8	2.8	5	130	0.2	74	10	308	10
JM DH-07-06	92	93	203590	EXT	0.197	0.6	11	5	780	1.6	2	0.16	3.1	12	1	2880	3.81	2.58	1.47	482	158	0.4	8	1180	6	1.88	5	108	0.18	66	10	248	10
JM DH-07-06	93	94	203591	EXT	0.327	1.2	12.15	5	770	1.7	2	0.12	2.7	11	1	4470	3.94	2.38	1.35	482	82	0.54	8	830	4	1.43	5	118	0.22	72	10	290	10
JM DH-07-06	94	95	203592	EXT	0.147	0.6	12.45	5	620	1.8	2	0.27	3.4	13	1	2050	3.74	2.44	1.46	498	31	0.57	8	1180	2	1.28	5	113	0.21	73	10	268	10
JM DH-07-06	95	96	203593	EXT	0.15	0.5	13.1	5	600	2	2	0.21	2.7	17	1	1880	4.27	2.5	1.8	620	39	0.58	11	660	5	1.44	5	131	0.22	78	10	344	10
JM DH-07-06	96	97	203594	EXT	0.188	0.5	12.05	10	620	1.8	2	0.3	2.8	11	1	1895	4.36	2.33	1.85	666	46	0.59	13	1180	2	1.22	5	112	0.17	71	10	314	10
JM DH-07-06	97	98	203595	EXT	0.104	0.5	12.6	5	878	1.6	2	0.17	3.1	14	2	1305	4.31	2.45	2.01	666	18	0.53	18	1080	2	0.64	5	63	0.22	77	18	366	10
JM DH-07-06	98	99	203596	EXT	0.164	0.5	13.25	5	770	2.2	2	0.16	4.6	20	1	1815	4	2.38	1.56	530	44	0.58	14	1160	2	1.22	5	124	0.23	68	10	331	10
JM DH-07-06	99	100	203597	EXT	0.127	0.5	13.8	5	870	2.3	2	0.19	3.1	19	5	1326	4.33	2.59	1.94	644	29	0.53	14	1040	2	1.38	5	182	0.22	68	10	319	10
JM DH-07-06	100	101	203598	EXT	0.118	0.5	14.4	5	880	2.1	2	0.21	2.7	19	7	1345	4.94	2.44	2.01	1015	21	0.6	11	1180	2	0.71	5	125	0.3	63	10	482	10
JM DH-07-06	101	102	203599	EXT	0.152	0.7	12.35	6	480	2	2	0.26	2.9	15	11	2130	4.93	2.88	1.86	478	16	0.3	11	985	7	2.82	5	174	0.2	61	10	305	10
JM DH-07-06	102	103	203600	EXT	0.141	0.5	11.3	5	610	1.8	2	0.29	2.6	16	4	1880	3.88	2.6	1.84	307	42	0.32	4	960	6	2.27	5	133	0.18	77	10	205	10
JM DH-07-06	103	104	203601	EXT	0.151	0.6	13.25	5	630	2.1	2	0.1	2.9	15	4	1845	4.18	2.53	1.82	688	16	0.38	16	780	2	0.58	5	68	0.22	68	10	687	10
JM DH-07-06	104	105	203602	EXT	0.148	0.7	14.2	5	630	2	2	0.12	3.4	17	3	1888	4.71	2.58	2.27	1178	18	0.42	8	730	2	0.68	5	47	0.23	63	10	688	10
JM DH-07-06	105	106	203603	EXT	0.187	0.8	11.5	5	780	1.6	2	0.22	2.8	16	1	2318	3.8	2.46	1.56	746	40	0.34	8	700	4	1.12	5	44	0.2	68	10	388	10
JM DH-07-06	106	107	203604	EXT	0.122	0.6	10.7	6	700	2	2	0.23	0.5	10	1	1440	3.8	1.84	1.82	688	17	0.38	6	880	16	0.58	5	58	0.24	81	10	386	10
JM DH-07-06	107	108	203605	EXT	0.181	0.9	10.85	6	780	2.4	5	0.21	0.5	8	1	2350	3.48	1.6	1.34	482	46	0.38	8	1020	11	0.64	5	76	0.22	78	18	285	10
JM DH-07-06	108	109	203606	EXT	0.137	0.7	10.85	17	810	2.3	3	0.12	0.6	14	1	1825	3.88	1.8	1.76	646	32	0.35	8	460	12	0.66	5	88	0.25	78	10	371	10
JM DH-07-06	109	110	203607	EXT	0.231	1.6	10.55	13	120	2.3	6	0.34	0.5	28	1	5310	5.77	1.66	1.3	365	26	0.28	10	1540	41	4.88	5	588	0.14	42	10	362	20
JM DH-07-06	110	111	203608	EXT	0.238	0.5	8.96	5	630	2.4	2	0.12	0.5	17	1	2820	3.5	1.72	0.86	218	22	0.3	10	1800	51	2.48	5	664	0.18	78	10	159	10
JM DH-07-06	111	112	203609	EXT	0.17	0.7	10.05	12	710	1.8	2	0.07	0.8	13	1	1806	3.85	1.9	1.42	337	25	0.36	8	710	15	1.78	5	163	0.18	73	10	206	10
JM DH-07-06	112	113	203610	EXT	0.178	0.7	10.35	7	850	1.8	2	0.07	0.6	4	1	1805	4	1.76	1.46	406	10	0.43	8	600	11	1.26	5	110	0.2	77	10	223	10
JM DH-07-06	113	114	203611	EXT	0.165	0.7	9.81	5	880	1.8	2	0.09	0.6	10	2	1895	3.98	1.87	1.4	333	29	0.53	8	680	10	1.64	5	118	0.15	42	10	194	10
JM DH-07-06	114	115	203612	EXT	0.16	0.6	8.5	5	860	1.8	2	0.13	0.5	11	1	1856	3.45	1.6	1.57	348	38	0.27	8	650	9	1.34	5	141	0.17	71	10	237	10
JM DH-07-06	115	116	203613	EXT	0.177	0.6	9.95	13	780	1.8	2	0.12	0.6	11	2	1875	3.34	1.92	1.34	348	78	0.3	5	940	12	1.22	5	138	0.18	78	10	256	10
JM DH-07-06	116	117	203614	EXT	0.168	0.6	10.36	5	620	1.8	2	0.08	0.5	12	3	1880	3.44	1.58	1.84	541	27	0.35	18	730	11	0.68	5	143	0.25	61	10	387	10
JM DH-07-06	117	118	203615	EXT	0.142	0.7	8.96	5	680	1.8	2	0.1	0.5	16	2	2300	4.01	1.88	1.6	485	38	0.34	8	630	12	1.14	5	108	0.18	77	10	314	10
JM DH-07-06	118	119	203616	EXT	0.166	0.5	10.85	5	580	2	3	0.13	0.5	16	1	1825	4.13	1.84	1.66	487	15	0.27	7	620	8	1.4	5	88	0.12	73	10	291	10
JM DH-07-06	119	120	203617	EXT	0.267	1.1	10.25	5	710	1.8	3	0.15	0.6	11	1	3880	4.24	1.64	1.63	646	30	0.5	4	680	5	0.63	5	48	0.23	74	10	380	10
JM DH-07-06	120	121	203618	EXT	0.367	1.6	10.25	6	680	2	2	0.12	0.5	10	1	3810	4.58	1.76	1.44	417	45	0.35	5	880	8	2.11	5	78	0.14	78	10	241	10
JM DH-07-06	121	122	203619	EXT	0.277	1.1	9.8	5	580	2.5	3	0.19	0.6	16	1	3600	4.81	2.08	1.36	584	55	0.28	7	1100	11	2.5	5	92	0.18	73	16	211	10
JM DH-07-06	122	123	203620	EXT	0.224	0.7	10.95	14	770	2	2	0.16	0.5	6	6	3810	4.14	1.98	1.46	423	38	0.45	7	1080	7	1.38	5	78	0.2	81	10	271	10
JM DH-07-06	123	124	203621	EXT	0.238	0.6	10.15	5	680	2.4	3	0.21	0.5	12	1	2480	4.3	1.78	1.27	388	16	0.48	3	1700	4	1.82	5	73	0.13	72	10	206	10
JM DH-07-06	124	125	203622	EXT	0.278	0.8	8.22	5	530	1.7	2	0.08	0.5	10	1	3080	4.17	1.54	1.24	302	17	0.45	8	780	8	2.08	5	44	0.12	67	10	181	10
JM DH-07-06	125	126	203623	EXT	0.281	1	10.1	7	770	1.8	2	0.08	0.5	12	1	3480	4.24	1.81	1.72	385	70	0.38	8	780	2	1.97	5	88	0.18	78	10	281	10
JM DH-07-06	126	127	203624	EXT	0.245	1	9.68	9	730	1.8	4	0.15	0.6	10	1	3100	4.42	1.82	2.03	388	18	0.37	5	840	10	1.24	5	100	0.2	74	10	320	10
JM DH-07-06	127	128	203625	EXT	0.223	0.8	9.93	7	900	2.2	5	0.18	0.6	12	1	2480	4.72	1.6	1.44	343	12	0.48	1	930	12	2.67	5	97	0.18	78	10	218	10
JM DH-07-06	128	129	203626	EXT	0.217	1.3	10.05	5	870	1.8	2	0.18	0.6	13	4	2450	4.38	1.9	1.88	843	28	0.47	8	880	2	1.34	5	60	0.22	73	10	284	10
JM DH-07-06	129	130	203627	EXT	0.153	0.6	10.55	5	730	2.2	2	0.12	0.6	11	1	1715	4.12	1.96	1.33	310	28	0.52	7	740	7	2.4	5	48	0.18	75	10	150	10
JM DH-07-06	130	131	203628	EXT	0.154	0.6	10.36	9	330	2.5	3	0.11	0.6	12	1	1880	4.74	2.38	1.13	302	12	0.53	4	750	7	3.48	5	67	0.18	77	10	101	10
JM DH-07-06	131	132	203629	EXT	0.284	0.7	9.38	6	680	1.8	2	0.17	0.5	8	1	3310	3.48	1.86	1.76	421	18	0.44	4	740	3	0.64	5	31	0.12	68	10	195	10
JM DH-07-06	132	133	203630	EXT	0.2	0.6	9.71	12	680	1.8	2	0.18	0.6	18	1	2100	3.98	1.6	1.74	481	8	0.52	3	730	2	1.15	5	28	0.16	68	10	177	10
JM DH-07-06	133	134	203631	EXT	0.284	0.7	9.68	7	680	1.8	2	0.14	0.5	18	1	2740	3.23	1.64	1.26	337	18	0.52	5	640	6	1.64	5	38	0.18	73	10	105	10
JM DH-07-06	134	135	203632	EXT	0.23	1.2	10.4	10	230	2	5	0.11	0.5	13	1	3880	4.3	1.64	0.88	148	30	0.52	8	740	10	3.58	5	65	0.11	78	10	83	20
JM DH-07-06	135	136	203633	EXT	0.215	0.9	10.05	10	790	1.9	3	0.14	0.6	4	1	2270	4.1	1.64	1.73	773	22	0.44	1	658	2	1.65	5	31	0.23	74	10	465	10
JM DH-07-06	136	137	203634	EXT	0.267	1.2	9.75	5	780	1.8	3	0.11	0.5	11	1	2740	4.18	1.88	1.86	735	22	0.34	4	680	2	1.38	5	28	0.2	76	10	241	10
JM DH-07-06	137	138	203635	EXT	0.388	1.3	9.48	10	1000	1.6	5	0.13	0.5	9	1	3070	4.41	1.88	1.6	686	28	0.43	1	680	2	1.06	5	38	0.22	76	10	314	10
JM DH-07-06	138	139	203636	EXT	0.288	1.2	9.86	5	980	1.7	2	0.11	0.5	8	1	2480	4.11	1.88	1.9	638	18	0.52	6	720	2	0.81	5	45	0.23	76	10	285	10
JM DH-07-06	139	140	203637	EXT	0.214	1	8.8	5	740	1.8	2	0.18	0.6	11	1	1885	4.08	1.78	1.88	684	18	0.43	3	980	5	1.81	5	38	0.22	77	10	326	10
JM DH-07-06	140	141	203638	EXT	0.205	1	4.28	7	600	1.8	3	0.12	0.5	14	1	7080	4.29	1.8	1.18	370	144	0.28	3	750	6	2.88	5	34	0.14	66	10	152	10
JM DH-07-06	141	142	203639	EXT	0.286	0.6	8.11	6	1020	1.6	4	0.14	0.8	10	4	2200	4.08	1.91	1.8	729	18	0.57	16	710	2	0.84	5	43	0.22	74	10	231	20
JM DH-07-06	142	143	203640	EXT	0.136	0.6	7.71	5	680	1.8	4	0.15	0.6	8	1	1020	3.88	1.58	1.88	737	13	0.43	12	790	2	0.73	5	38	0.22	71	10	210	10
JM DH-07-06	143	144	203641	EXT	0.243	0.6	7.83	5	700	1.8	3	0.11	0.5	12	1	1810	4.44	1.51	1.57	635	58	0.45	10	630	2	1.38	5	31	0.13	71	10	164	10
JM DH-07-06	144	145	203642	EXT	0.223	0.6	7.81	5	730	1.6	4	0.18	0.6	14	1	1725	4.54	1.52	1.78	778	21	0.81	11	840	2	1.3	5	50	0.2	71	10	214	10
JM DH-07-06	145	146	203643	EXT	0.179	0.6	7.84	16	680	1.6	2	0.13	0.6	7	2	1380	4.18	1.7	1.53	614	25	0.47	8	710	2	1.47	5	36	0.14	78	10	174	10
JM DH-07-06	146	147	203644	EXT	0.218	0.6	7.55	5	380	2.4	2	0.15	0.5	6	6	1885	4.75	1.98	1.5	435	65	0.38	11	580	2	2.38	5	36	0.17	68	10	151	10
JM DH-07-06	147	148	203645	EXT	0.308	0.6	6.31	5	580	1.6	2	0.08	0.5	6	5	3170	4.17	1.58	1.52	488	27	0.34	14	430	2	1.95	5	26	0.17	66	10	140	10
JM DH-07-06	148	149	203646	EXT	0.407	0.5	6.38	5	630	1.5	5	0.08	0.5	6	8	5250	4.25	1.7	1.64	648	28	0.2	13	518	2	1.5	5	26	0.15	61	10	154	20
JM DH-07-06	149	150	203647	EXT	0.383	0.5	4.25	5	640	1.4	2	0.08	0.5	7	3	3330	4.46	1.5	1.62	698	30	0.18	10	520	2	0.81	5	48	0.16	54	10	158	10
JM DH-07-06	150	151	203648	EXT	0.384	0.5	6.84	5	540	1.8	5	0.11	0.5	17	4	2850	3.82	1.75	1.34	413	42	0.28	10	688	18	1.85	5	185	0.13	62	10	118	10
JM DH-07-06	151	152	203649	EXT	0.316	0.5	7.48	5	630	1.7	2	0.07	0.5	11	12	3070	3.75	1.97	1.48	474	31	0.33	10	480	2	1.82	5	62	0.16	67	10	148	10
JM DH-07-06	152	153	203650	EXT	0.312	0.5	7.56	5	680	1.7	4	0.08	1.1	10	4	2870	3.3	1.8	1.24	483	75	0.47	11	548	2	1.3	5	84	0.23	71	10	138	10
JM DH-07-06	153	154	203651	EXT	0.287	0.6	7.83	14	660	1.8	2	0.14	0.6	12	2	2410	3.88	1.71	1.7	636	30	0.44	13	740	2	1.48	5	80	0.24	77	20	238	10
JM DH-07-06	154	155	203652	EXT	0.173	0.5	7.85	5	640	1.8	2	0.17	1.1	12	4	1456	3.44	1.57	2.33	988	12	0.43	18	880	2	0.54	5	35	0.27	78	10	293	10
JM DH-07-06	155	156	203653	EXT	0.227	0.5	8.12	5	640	2.2	4	0.14	0.5	12	3	2370	3.42	2.04	1.44	985	65	0.41	12	450	2	1.34	5	52	0.17	72	10	198	10
JM DH-07-06	156	157	203654	EXT	0.23	0.6	7.88	6	1110	2.1	2	0.09	0.5	13	1	2240	3.44	2.21	1.5	564	56	0.38	16	450	2	1.08	5	68	0.19	75	20	192	10
JM DH-07-06	157	158	203655	EXT	0.286	0.5	8.44	5	740	2.1	2	0.11	0.7	12	2	2864	3.26	2.08	1.3	568	58	0.56	11	880	2	1.16	5	63	0.16	72	10	178	10
JM DH-07-06	158	159	203656	EXT	0.306	0.6	8.86	5	870	2.1	2	0.11	1.7	11	3	2880	3.17	2.26	1.33	540	65	0.78	18	882	2	1.18	5	87	0.16	74	18	306	20
JM DH-07-06	159	160	203657	EXT	0.25	0.6	8.18	6	880	2.1	3	0.15	0.8	8	10	2570	3.5	2.06	1.88	481	46	0.6	29	730	2	0.83	5	80	0.34	86	10	321	10
JM DH-07-06	160	161	203658	EXT	0.268	0.6	8.27	5	620	1.8	6	0.11	1	8	2	2810	3.06	2.36	1.44	534	46	0.82	16	830	2	0.64	5	68	0.19	68	10	238	10
JM DH-07-06	161	162	203659	EXT	0.297	0.5	7.84	5	900	2	2	0.16	0.5	14	3	2580	3.77	2.47	1.28	428	58	0.32	7	750	2	1.05	5	58	0.18	74	20	225	10
JM DH-07-06	162	163	203660	EXT	0.188	0.5	8.77	5	640	2.2	2	0.15	0.5	8	2	1845	3.34	2.26	1.41	583	100	0.58	19	818	2	0.77	5	116	0.21	78	10	252	10
JM DH-07-06	163	164	203661	EXT	0.133	0.5	10.15	19	680	2.4	2	0.16	0.5	8	4	1940	2.81	2.87	1.87	254	142	0.88	20	880	2	1.25	5	152	0.23	43	20	203	10
JM DH-07-06	164	165	203662	EXT	0.188	0.5	10.58	6	790	2.5	2	0.18	0.5	6	2	2118	3.42	2.07	1.48	474	184	1.12	15	1080	2	0.98	11	378	0.27	78	18	325	10
JM DH-07-06	165	166	203663	EXT	0.144	0.5	9.84	7	680	2.3	2	0.11	0.9	8	2	1630	3.75	2.48	1.88	486	20	0.88	14	800	4	0.66	5	52	0.28	64	20	448	10
JM DH-07-06	166	167	203664	EXT	0.262	0.5	8.43	5	730	1.8	2	0.14	0.6	7	1	1140	4.98	2.83	2.27	1086	21	0.7	8	790	2	0.58	5	48	0.25	78	10	454	10
JM DH-07-06	167	168	203665	EXT	0.282	0.6	10.15	18	780	2.5	2	0.18	0.5	6	3	3040	3.5	3.17	1.42	586	27	1	13	818	4	0.75	5	158	0.24	72	10	280	10
JM DH-07-06	168	169	203666	EXT	0.188	0.5	8.58	5	1840	2.5	2	0.14	0.5	6	1	3080	4.14	3.17	1.26	478	30	0.88	13	600	2	1.74	5	98	0.11	66	10	225	10
JM DH-07-06	169	170	203667	EXT	0.17	0.5	8.43	5	750	1.9	2	0.16	0.6	11	3	2180	4.29	3.2	1.8	778	38	0.88	9	730	2	1.82	5	60	0.18	65	20	305	10
JM DH-07-06	170	171	203668	EXT	0.172	0.5	10.7	11	880	2.1	2	0.13	0.6	8	2	1800	4.2	3.71	1.72	884	32	0.85	9	880	2	1.07	5	65	0.2	72	30	315	10
JM DH-07-06	171	172	203669	EXT	0.258	0.5	10.6	8	880	2.1	2	0.15	0.5	5	3	3670	4.18	3.83	1.74	1020	47	0.8	15	700	2	0.98	5	86	0.18	72	30	440	10
JM DH-07-06	172	173	203670	EXT	0.224	0.5	8.57	5	900	2.2	2	0.13	0.6	6	1	2160	3.75	3.8	1.46	888	43	0.42	4	730	2	0.88	5	36	0.18	65	10	278	10
JM DH-07-06	173	174	203671	EXT	0.272	0.5	8.37	5	700	1.6	2	0.14	0.5	4	1	3030	3.93	3.52	1.28	850	18	0.31	3	670	2	0.97	5	28	0.18	68	10	241	10
JM DH-07-06	174	175	203672	EXT	0.233	0.6	10.4	8	730	2	2	0.15	0.5	3	3	2790	4.78	3.63	1.72	877	28	0.58	3	600	2	1.1	5	51	0.2	73	20	385	10
JM DH-07-06	175	176	203673	EXT	0.138	0.5	10.45	11	730	2	2	0.18	0.8	7	1	1810	4.38	3.4	1.82	793	41	0.88	11	880	2	0.83	5	56	0.21	78	10	301	10
JM DH-07-06	176	177	203674	EXT	0.188	0.6	9.21	5	740	2	2	0.28	0.6	6	3	2010	3.74	2.94	1.7	888	198	0.51	3	440	2	0.64	5	44	0.17	71	20	270	20
JM DH-07-06	177	178	203675	EXT	0.136	0.5	9.54	5	780	1.6	2	0.18	0.6	7	2	1585	4.18	2.8	1.6	715	108	0.48	7	970	2	0.88	5	38	0.16	71	20	204	10
JM DH-07-06	178	179	203676	EXT	0.107	0.6	9.44	5	880	1.9	2	0.18	0.8	5	5	1405	4.03	3.22	1.82	619	22	0.45	10	680	2	0.94	5	36	0.19	77	20	241	10
JM DH-07-06	179	180	203677	EXT	0.103	0.5	9.88	5	750	2.2	2	0.2	0.5	4	2	1380	4.1	3.8	1.82	718	21	0.64	1	1080	2	0.48	7	56	0.22	79	20	238	10
JM DH-07-06	180	181	203678	EXT	0.118	0.6	8.05	5	980	2.3	2	0.13	0.6	10	4	2110	3.77	3.86	1.18	308	83	0.4	6	880	2	1.8	5	38	0.17	78	10	116	10
JM DH-07-06	181	182	203679	EXT	0.23	0.6	6.78	6	620	2.3	2	0.14	0.5	3	2	2830	3.84	3.95	1.22	388	207	0.47	7	600	2	1.68	5	118	0.15	76	10	186	10
JM DH-07-06	182	183	203680	EXT	0.181	0.5	9.11	5	700	1.8	2	0.1	0.5	6	4	2868	3.47	3.86	1.3	388	128	0.48	6	680	2	1.44	5	150	0.12	68	10	179	10
JM DH-07-06	183	184	203681	EXT	0.27	0.5	6.96	7	630	1.4	2	0.03	0.5	18	3	3830	3.87	3.82	1.08	383	236	0.25	6	418	2	1.86	5	186	0.18	68	10	142	10
JM DH-07-06	184	185	203682	EXT	0.217	0.6	6.71	5	680	1.5	2	0.05	0.5	8	6	3670	3.36	3.98	1.01	380	134	0.24	7	458	4	1.47	5	271	0.15	67	10	188	10
JM DH-07-06	185	186	203683	EXT	0.284	0.5	7.45	5	640	1.6	7	0.02	0.5	7	7	3440	3.44	4.98	1.82	317	38	0.33	8	358	2	1.12	5	154	0.24	76	10	114	10
JM DH-07-06	186	187	203684	EXT	0.283	0.6	3.48	5	1150	1.4	19	0.02	2.1	13	2	3330	3.56	0.84	0.85	382	58	0.81	11	150	2	0.83	5	12	0.24	67	10	101	10
JM DH-07-06	187	188	203685	EXT	0.273	0.6	3.82	6	680	1.2	8	0.02	1.8	8	4	3160	3.57	0.55	0.93	384	16	0.84	13	180	4	0.74	5	19	0.23	63	10	108	10
JM DH-07-06	188	189	203686	EXT	0.238	0.6	6.54	6	730	1.7	2	0.08	0.5	6	2	1880	4.54	1.19	1.38	436	29	0.17	12	280	2	0.71	5	27	0.31	64	10	167	10
JM DH-07-06	189	190	203687	EXT	0.342	0.5	5.8	5	810	1.6	4	0.06	0.6	10	7	1700	4.45	0.88	0.96	284	15	0.14	16	300	2	1.22	5	90	0.27	74	10	111	10
JM DH-07-06	190	191	203688	EXT	0.362	0.6	5.7	5	680	1.8	2	0.03	0.7	8	2	2170	4.71	1.1	1.18	388	17	0.11	8	310	9	0.82	5	78	0.24	74	10	155	10
JM DH-07-06	191	192	203689	EXT	0.261	0.6	5.02	5	810	1.7	2	0.03	0.7	16	2	2880	4.34	1.15	0.92	305	145	0.06	12	380	10	1.08	5	152	0.24	75	10	118	10
JM DH-07-06	192	193	203690	EXT	0.37	0.8	3.34	5	400	1	5	0.05	1.3	7	1	2800	3.4	0.98	0.79	284	53	0.05	10	210	2	0.64	5	20	0.12	61	10	131	20
JM DH-07-06	193	194	203691	EXT	0.273	0.8	4.42	5	540	1.8	12	0.11	1.5	10	3	3010	4.31	0.7	1.06	410	21	0.04	12	840	2	0.7	5	21	0.2	68	10	172	10
JM DH-07-06	194	195	203692	EXT	0.448	0.6	4.83	5	470	1.4	8	0.08	1.6	12	2	3340	4.15	1.05	1.08	363	37	0.05	10	380	2	0.8	5	27	0.21	61	10	152	10
JM DH-07-06	195	196	203693	EXT	0.38	0.6	5.01	5	880	1.5	8	0.06	1.1	9	2	2220	4.18	0.9	1.22	401	18	0.08	7	350	2	0.61	5	24	0.18	64	10	186	10



RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	186	187	203684	EXT	0.944	0.5	4.42	5	570	1.3	6	0.06	1	6	2	4340	4.01	1.26	0.98	343	30	0.05	4	380	2	0.89	5	29	0.21	64	10	194	30
JM DH-07-06	187	188	203685	EXT	0.413	0.5	4.89	5	530	1.4	3	0.02	0.5	11	1	3870	4.11	1.38	0.98	394	30	0.07	13	260	2	1	5	84	0.21	68	10	180	10
JM DH-07-06	188	189	203686	EXT	0.386	0.5	5.07	5	540	1.5	2	0.04	0.5	13	1	3650	4.7	1.36	0.96	338	30	0.07	10	430	2	0.64	5	77	0.18	67	10	216	10
JM DH-07-06	189	190	203687	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	190	191	203688	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	191	192	203689	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	192	193	203690	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	193	194	203691	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	194	195	203692	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	195	196	203693	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	196	197	203694	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	197	198	203695	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	198	199	203696	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	199	200	203697	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	200	201	203698	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	201	202	203699	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	202	203	203700	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	203	204	203701	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	204	205	203702	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	205	206	203703	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	206	207	203704	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	207	208	203705	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	208	209	203706	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	209	210	203707	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	210	211	203708	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	211	212	203709	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	212	213	203710	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	213	214	203711	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	214	215	203712	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	215	216	203713	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	216	217	203714	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	217	218	203715	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	218	219	203716	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	219	220	203717	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	220	221	203718	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	221	222	203719	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	222	223	203720	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	223	224	203721	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	224	225	203722	EXT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JM DH-07-06	225	226	203723	EXT	0.188	1.2	7.75	15	360	1.8	6	0.14	0.5	15	1	3760	4.87	2.26	0.8	221	48	0.1	5	516	13	4.23	5	40	0.15	58	10	122	100
JM DH-07-06	226	227	203724	EXT	0.19	0.9	8.86	15	160	1.8	5	0.38	0.5	12	1	3300	4.02	1.82	0.72	204	40	0.08	7	660	12	4.47	5	30	0.15	48	10	108	118
JM DH-07-06	227	228	203725	EXT	0.233	1.5	7.32	14	190	1.7	8	0.17	0.5	13	1	4100	5.19	2.13	0.84	251	64	0.08	3	840	11	4.54	5	36	0.16	83	10	134	118
JM DH-07-06	228	229	203726	EXT	0.661	1.4	5.82	16	440	1.5	13	0.08	0.5	12	4	4420	4.41	1.96	1.16	416	90	0.08	8	340	6	2.28	5	15	0.17	53	10	218	80
JM DH-07-06	229	230	203727	EXT	0.569	1.5	8.82	5	810	1.7	4	0.08	0.5	13	2	4260	5.02	2.25	0.96	405	65	0.08	3	490	4	1.94	5	13	0.14	40	10	194	70
JM DH-07-06	230	231	203728	EXT	0.2	1.2	6.67	17	530	2.8	5	0.12	0.5	16	6	2140	4.51	2.38	1.25	491	74	0.12	15	1170	8	3.11	5	38	0.21	70	10	228	60
JM DH-07-06	231	232	203729	EXT	0.144	0.6	10.25	5	480	3.1	4	0.11	0.5	17	4	2270	4.68	2.49	1.38	632	48	0.13	14	1520	5	3.03	5	28	0.28	60	10	302	50
JM DH-07-06	232	233	203730	EXT	0.088	1.3	10.9	15	790	2.8	7	0.08	1.9	17	2	2700	5.01	2.60	1.44	760	25	0.14	8	840	8	2.71	5	30	0.22	79	10	395	60
JM DH-07-06	233	234	203731	EXT	0.112	0.9	8.64	8	660	2	5	0.08	0.5	16	2	2420	4.88	2.48	1.53	759	45	0.12	5	610	2	2.47	5	23	0.23	73	10	385	70
JM DH-07-06	234	235	203732	EXT	0.298	1.6	7.12	8	160	1.7	8	0.1	0.6	12	3	3660	5.56	2.07	1.15	526	25	0.08	14	820	3	4.11	5	33	0.21	68	10	376	10
JM DH-07-06	235	236	203733	EXT	0.612	1.4	8.46	17	260	2.8	8	0.08	0.5	21	3	6070	4.63	1.82	0.56	146	156	0.11	18	1060	18	3.17	5	320	0.16	77	18	140	50
JM DH-07-06	236	237	203734	EXT	0.321	0.8	10.4	26	240	3.2	8	0.04	0.5	28	3	3560	3.44	1.82	0.27	48	41	0.18	14	770	34	3.58	5	400	0.23	83	10	58	40
JM DH-07-06	237	238	203735	EXT	0.171	0.5	10.6	8	150	1	10	0.08	0.5	22	1	3770	4.28	2.56	0.16	14	37	0.24	2	1120	51	6.74	5	1100	0.2	82	10	27	40
JM DH-07-06	238	239	203736	EXT	0.178	1	8.84	11	420	0.6	11	0.04	0.5	16	3	5010	2.83	2.28	0.27	16	76	0.22	8	860	36	2.37	5	530	0.2	88	10	25	40
JM DH-07-06	239	240	203737	EXT	0.252	1	10.35	8	380	0.6	8	0.07	0.5	12	1	7400	3.72	2.28	0.28	22	94	0.22	4	860	98	3.38	5	706	0.17	88	10	24	40
JM DH-07-06	240	241	203738	EXT	0.234	1.1	10.7	8	380	0.4	8	0.05	0.5	14	1	5760	3.28	2.19	0.28	14	56	0.22	8	740	27	3.06	5	532	0.29	88	10	27	40
JM DH-07-06	241	242	203739	EXT	0.292	0.8	8.96	16	710	0.6	8	0.08	0.5	14	1	3070	4.20	2.44	0.25	38	41	0.21	4	800	20	3.06	5	564	0.16	78	18	46	30
JM DH-07-06	242	243	203740	EXT	0.201	0.5	11.3	11	760	0.8	8	0.05	0.5	12	3	1605	2.62	2.31	0.2	19	15	0.28	2	910	28	1.2	5	644	0.25	62	10	44	18
JM DH-07-06	243	244	203741	EXT	0.412	1.2	12.15	15	430	0.8	10	0.07	0.5	14	2	5760	3.42	2.4	0.24	25	28	0.25	3	1220	28	2.92	5	836	0.29	60	10	44	30
JM DH-07-06	244	245	203742	EXT	0.366	0.5	12.15	[illegible]	630	0.8	10	0.07	0.5	18	1	4820	3.18	2.12	0.34	24	37	0.27	5	1120	28	2.11	5	817	0.26	79	10	58	30
JM DH-07-06	245	246	203743	EXT	0.722	0.5	10.65	14	190	1	10	0.09	0.6	18	4	4460	4.75	2.56	0.26	31	18	0.23	7	1380	24	4.47	5	1086	0.19	81	10	36	40
JM DH-07-06	246	247	203744	EXT	0.274	0.4	10.1	5	800	0.7	7	0.09	0.5	19	3	4880	3.19	2.38	0.36	25	44	0.22	5	660	40	2.28	7	665	0.21	70	10	48	30
JM DH-07-06	247	248	203745	EXT	0.342	0.5	8.97	6	380	0.7	6	0.06	0.6	16	10	3780	4.37	2.31	0.21	28	32	0.2	7	780	36	3.28	5	481	0.34	88	10	30	30
JM DH-07-06	248	249	203746	EXT	0.164	0.7	8.78	8	800	0.4	3	0.06	0.5	11	10	4040	3.55	2.31	0.21	28	30	0.22	5	440	14	2.28	5	531	0.38	99	10	28	30
JM DH-07-06	249	250	203747	EXT	0.175	0.5	10	12	860	0.7	8	0.05	0.5	14	10	3390	4.38	2.35	0.21	29	47	0.22	8	860	44	2.46	5	446	0.26	102	10	28	30
JM DH-07-06	250	251	203748	EXT	0.193	1	10.2	60	340	0.7	6	0.07	0.5	17	12	6250	3.35	2.27	0.47	23	40	0.2	8	1100	78	3.41	5	784	0.3	107	10	57	60
JM DH-07-06	251	252	203749	EXT	0.152	1.2	6.13	64	170	0.6	13	0.05	0.5	13	4	8530	5.47	2.08	0.2	13	44	0.21	5	780	42	6.36	5	472	0.14	82	10	22	70
JM DH-07-06	252	253	203750	EXT	0.1	1.4	5.28	482	180	0.6	11	0.05	0.5	10	8	7000	3.88	2.24	0.35	28	48	0.21	9	780	98	3.9	13	472	0.22	91	10	34	80
JM DH-07-06	253	254	203751	EXT	0.114	0.8	10.25	142	240	0.4	5	0.05	0.6	12	7	2940	3.87	1.94	0.34	25	51	0.24	8	870	90	3.83	27	539	0.22	87	10	83	60
JM DH-07-06	254	255	203752	EXT	0.204	1.1	8.8	225	380	0.4	7	0.04	0.5	13	1	5880	3.42	2.03	0.31	28	42	0.22	3	670	98	3.27	27	617	0.2	88	10	82	100
JM DH-07-06	255	256	203753	EXT	0.156	2.1	8.42	540	220	1	8	0.06	0.5	15	2	8210	3.6	2.58	0.46	32	47	0.23	7	1020	67	3.88	60	830	0.18	67	10	77	120
JM DH-07-06	256	257	203754	EXT	0.184	0.8	10.45	146	200	0.9	10	0.06	0.6	16	3	4400	4.48	2.64	0.34	22	45	0.25	5	1120	78	4.44	14	773	0.18	72	10	30	60
JM DH-07-06	257	258	203755	EXT	0.184	1.5	8.5	129	140	1	13	0.06	0.8	18	1	5790	6.34	2.65	0.18	16	75	0.27	4	1480	70	7.06	13	1210	0.11	60	10	28	118
JM DH-07-06	258	259	203756	EXT	0.229	1	7.37	43	180	0.7	6	0.04	0.5	11	2	2780	4.22	2.56	0.25	13	31	0.17	6	730	34	4.98	8	567	0.13	56	10	37	60
JM DH-07-06	259	260	203757	EXT	0.214	0.5	8.8	129	210	0.7	7	0.06	0.5	13	1	4140	4.88	2.35	0.45	38	28	0.22	6	1080	64	4.11	5	811	0.17	68	10	61	50
JM DH-07-06	260	261	203758	EXT	0.811	1.5	8.8	48	130	0.8	12	0.07	0.6	17	1	6670	5.17	2.28	0.28	17	61	0.2	5	1040	36	5.48	5	781	0.15	68	10	34	60
JM DH-07-06	261	262	203759	EXT	0.546	0.8	10.25	13	[illegible]	1	11	0.08	0.5	18	11	5410	3.46	2.16	0.41	32	57	0.23	9	1030	38	2.98	5	830	0.22	88	10	53	60
JM DH-07-06	262	263	203760	EXT	0.818	2	6.45	8	320	0.6	75	0.05	0.5	22	18	8780	5.31	1.82	0.51	45	31	0.17	13	820	18	3.07	5	758	0.2	68	10	62	80
JM DH-07-06	263	264	203761	EXT	0.779	1.2	7.28	11	510	0.9	11	0.06	0.5	11	17	8600	5.08	1.96	0.67	86	44	0.13	16	720	18	2.38	5	348	0.21	68	10	88	70
JM DH-07-06	264	265	203762	EXT	0.695	1.6	6.72	18	900	0.8	12	0.03	0.5	18	1	7880	6.22	1.86	0.52	57	36	0.13	13	640	20	2.32	5	368	0.15	48	10	62	90
JM DH-07-06	265	266	203763	EXT	0.707	1.5	4.47	7	630	0.8	7	0.05	0.5	14	18	7480	4.93	1.86	0.54	58	34	0.15	14	840	26	2.17	5	809	0.22	74	10	78	60
JM DH-07-06	266	267	203764	EXT	0.720	1.4	6.01	8	200	0.8	11	0.03	0.5	13	2	7070	6.27	2.19	0.37	58	22	0.12	15	480	17	4.52	5	308	0.09	50	10	46	70
JM DH-07-06	267	268	203765	EXT	0.684	2.5	7.62	8	430	1	13	0.07	0.6	10	25	10100	5.88	2.04	0.71	61	95	0.13	18	860	21	3.13	5	564	0.24	79	10	68	90
JM DH-07-06	268	269	203766	EXT	0.737	2.4	7.67	5	120	0.8	7	0.05	0.5	8	10	4300	4.87	2.3	0.44	43	88	0.15	8	810	18	6.36	5	659	0.11	81	10	41	80
JM DH-07-06	269	270	203767	EXT	0.974	1.6	8.82	3	280	0.7	3	0.04	0.5	16	14	6850	5.42	2.34	0.58	115	40	0.12	11	770	12	4.67	5	324	0.12	58	10	74	40
JM DH-07-06	270	271	203768	EXT	0.818	1.4	6.73	8	230	0.8	2	0.06	0.6	18	21	7050	5.38	2.56	0.53	112	26	0.14	12	830	21	5.08	5	474	0.16	68	10	61	80
JM DH-07-06	271	272	203769	EXT	0.648	1	7.83	18	250	0.8	2	0.07	0.5	21	33	6040	5.63	2.79	0.44	100	130	0.17	22	800	17	5.21	5	416	0.21	83	10	58	40
JM DH-07-06	272	273	203770	EXT	0.887	1	8.88	5	510	1	2	0.08	0.5	25	38	6100	5.57	2.78	0.74	141	51	0.18	18	1120	12	3.46	5	721	0.28	90	10	104	30
JM DH-07-06	273	274	203771	EXT	0.793	1.2	8.01	6	500	1	2	0.07	0.5	30	33	6060	4.28	2.86	0.75	150	44	0.19	21	1130	38	3.46	5	730	0.28	86	10	114	30
JM DH-07-06	274	275	203772	EXT	0.737	1.3	8.01	5	[illegible]	1.1	2	0.08	0.5	23	14	7100	4.23	2.64	0.62	114	96	0.2	13	1150	28	2.88	5	880	0.2	76	10	91	40
JM DH-07-06	275	276	203773	EXT	0.488	2.1	10.35	8	310	1.2	2	0.08	0.5	30	5	7470	4.88	2.87	0.4	88	244	0.27	7	1330	21	4.25	5	675	0.16	75	10	54	50
JM DH-07-06	276	277	203774	EXT	0.423	0.8	10.6	10	810	0.8	3	0.08	0.5	13	4	4630	3.33	2.55	0.51	92	31	0.28	8	800	14	1.56	6	456	0.27	70	10	88	20
JM DH-07-06	277	278	203775	EXT	0.273	0.5	10.05	5	820	1.1	2	0.07	0.8	14	12	3310	3.88	2.06	0.66	117	71	0.29	7	1100	19	2.87	5	610	0.2	75	10	113	20
JM DH-07-06	278	279	203776	EXT	0.363	0.7	8.85	8	380	1.1	3	0.07	0.5	16	7	3710	4.46	2.73	0.56	182	44	0.25	7	1240	21	3.77	5	984	0.16	77	10	97	20
JM DH-07-06	279	280	203777	EXT	0.675	1.3	6.78	12	380	1	2	0.06	0.5	14	18	4180	4.01	2.47	0.83	142	32	0.16	13	670	17	3.78	5	380	0.18	78	10	116	30
JM DH-07-06	280	281	203778	EXT	0.407	0.8	6.54	12	300	1.2	3	0.08	1.7	16	18	4380	4.33	2.58	0.47	85	18	0.22	8	1380	31	4.26	5	1080	0.14	75	10	74	30
JM DH-07-06	281	282	203779	EXT	0.475	0.7	10.3	8	650	1.2	4	0.08	0.8	17	8	3130	4.38	2.71	0.64	146	65	0.24	7	1020	21	2.04	5	717	0.22	76	10	188	20
JM DH-07-06	282	283	203780	EXT	0.845	1	9.58	8	660	1	3	0.03	0.5	13	7	3470	3.84	2.58	0.83	180	28	0.22	5	380	18	0.9	5	144	0.34	73	10	290	20
JM DH-07-06	283	284	203781	EXT	0.78	0.8	10.7	5	720	1	3	0.15	0.8	16	4	3070	4.27	2.53	0.86	172	23	0.27	10	480	32	2.83	5	475	0.18	76	10	148	30
JM DH-07-06	284	285	203782	EXT	0.475	1	9.38	14	630	1.1	2	0.06	0.5	10	8	4270	4.18	2.8	0.82	154	30	0.2	8	570	16	2.88	5	404	0.16	78	10	124	30
JM DH-07-06	285	286	203783	EXT	0.456	1.1	8.21	5	560	1.1	2	0.07	0.5	17	5	4270	4.52	2.64	0.58	154	41	0.3	6	780	15	2.78	5	454	0.3	73	10	142	30
JM DH-07-06	286	287	203784	EXT	0.51	1.2	9.48	8	470	1	2	0.05	0.5	20	8	4830	3.87	2.48	0.58	172	44	0.21	7	780	5	2.06	5	430	0.21	67	10	141	30
JM DH-07-06	287	288	203785	EXT	0.431	0.8	9.38	5	750	1.2	2	0.05	0.5	15	7	3670	3.63	2.63	0.88	206	66	0.21	4	770	2	2.22	5	508	0.2	74	10	191	20
JM DH-07-06	288	289	203786	EXT	0.646	1.5	4.18	7	380	1.1	2	0.05	0.5	18	12	8600	4.61	2.61	0.44	147	30	0.2	7	800	11	4.34	5	786	0.16	85	10	134	50
JM DH-07-06	289	290	203787	EXT	0.547	1.2	9.72	13	440	1	2	0.05	0.5	15	6	8000	4.14	2.64	0.55	138	25	0.24	3	800	6	3.08	5	662	0.2	77	10	107	40
JM DH-07-06	290	291	203788	EXT	0.488	0.8	9.04	8	480	0.8	3	0.06	0.5	17	10	5240	4.62	2.41	0.48	138	28	0.23	10	820	33	3.7	5	858	0.19	84	10	108	40
JM DH-07-06	291	292	203789	EXT	0.498	1.1	8.85	8	900	1	2	0.08	0.5	15	8	4860	4.01	2.87	0.54	130	29	0.23	4	880	37	2.01	5	712	0.18	73	10	108	30
JM DH-07-06	292	293	203790	EXT	0.808	1.5	8.8	7	540	0.8	2	0.04	0.5	18	8	5330	4.54	2.44	0.51	186	33	0.15	5	480	16	2.38	5	387	0.15	54	10	128	30
JM DH-07-06	293	294	203791	EXT	0.964	1.2	7.21	5	500	0.8	2	0.04	0.5	18	3	4810	4.8	2.31	0.42	372	38	0.15	5	900	15	1.62	5	328	0.14	63	10	348	30
JM DH-07-06	294	295	203792	EXT	0.673	1.6	7.21	12	290	0.8	2	0.03	0.5	18	6	6830	4.97	2.43	0.42	182	71	0.18	7	470	8	3.62	5	380	0.15	58	10	108	50
JM DH-07-06	295	296	203793	EXT	0.716	1.5	7.71	7	530	0.8	2	0.08	0.5	18	8	6250	4.48	2.4	0.41	142	114	0.18	4	580	23	2.08	5	510	0.18	60	10	188	40
JM DH-07-06	296	297	203794	EXT	0.508	1.4	9.84	8	600	1.2	2	0.06	0.5	18	5	5860	4.3	2.76	0.6	211	28	0.24	2	880	6	2.08	5	671	0.18	78	10	133	40
JM DH-07-06	297	298	203795	EXT	0.415	1.1	9.31	11	700	1.2	2	0.06	0.5	17	6	5010	3.43	2.71	0.53	187	38	0.22	8	710	6	1.36	5	426	0.24	77	10	157	30
JM DH-07-06	298	299	203796	EXT	0.48	0.8	8.83	12	530	1.2	2	0.06	0.5	20	7	5540	4.06	2.46	0.56	236	67	0.2	3	780	5	2.78	5	676	0.2	71	10	134	30
JM DH-07-06	299	300	203797	EXT	0.448	1.1	8.32	5	660	1.2	2	0.06	0.5	16	11	5780	4.15	2.56	0.43	154	42	0.16	5	750	5	2.58	5	738	0.18	71	10	83	40
JM DH-07-06	300	301	203798	EXT	0.474	1	8.38	5	460	1.2	3	0.08	0.5	30	7	5200	4.34	2.74	0.36	134	15	0.22	4	1000	22	3.34	5	632	0.22	63	10	87	30
JM DH-07-06	301	302	203799	EXT	0.675	1.4	8.88	10	600	1.1	2	0.06	0.5	16	5	5430	4.83	2.87	0.55	180	18	0.16	4	780	8	2.78	5	475	0.23	75	10	118	40
JM DH-07-06	302	303	203800	EXT	0.57	1.1	9.28	11	880	1.2	2	0.06	0.8	17	4	4430	4.47	2.88	0.58	188	12	0.21	3	780	18	2.57	5	482	0.21	75	10	114	30
JM DH-07-06	303	304	203801	EXT	0.542	1.2	9.88	13	740	1.5	2	0.1	0.5	16	8	4700	4.01	2.72	0.6	188	12	0.22	6	780	19	1.66	5	415	0.23	81	10	144	30
JM DH-07-06	304	305	203802	EXT	0.876	1.4	4.38	18	660	1.5	2	0.05	0.5	18	5	5480	3.71	2.88	0.49	144	12	0.21	5	670	28	2.02	5	486	0.18	73	10	118	30
JM DH-07-06	305	306	203803	EXT	0.527	1.5	4.41	5	820	1.2	2	0.03	0.8	13	5	4410	4.28	2.78	0.43	208	24	0.21	6	420	8	1.04	5	128	0.18	85	10	201	20
JM DH-07-06	306	307	203804	EXT	0.834	1.8	9.34	8	650	1.3	2	0.05	0.5	21	8	5450	5.38	3.11	0.72	227	26	0.25	5	400	18	2.3	5	182	0.23	79	10	222	30
JM DH-07-06	307	308	203805	EXT	0.876	1.3	4.81	5	880	1.4	2	0.04	0.8	18	6	8630	4.67	3	0.84	246	33	0.21	5	730	12	1.42	5	408	0.22	74	10	178	40
JM DH-07-06	308	309	203806	EXT	0.730	1.3	4.73	5	880	1.3	2	0.06	0.5	18	4	8070	4.78	2.34	0.65	263	14	0.24	8	480	18	2.02	5	388	0.2	71	10	327	40
JM DH-07-06	309	310	203807	EXT	0.446	1	6.97	11	770	1.3	3	0.06	0.5	14	5	3820	3.6	2.87	0.54	181	14	0.27	7	800	10	1.8	5	500	0.22	78	10	158	20

HOLE	From	To	SAMP	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	310	311	203608	EXT	0.387	0.6	10.0	5	880	1.4	6	0.09	0.5	15	4	2580	4	2.72	0.74	213	15	0.31	6	750	15	2.40	5	332	0.23	73	10	164	30
JM DH-07-06	311	312	203609	EXT	0.573	1.1	10.45	13	710	1.4	2	0.06	0.5	17	9	3440	4.09	2.62	1.07	354	7	0.33	15	700	10	1.77	5	281	0.15	76	10	434	30
JM DH-07-06	312	313	203610	EXT	0.400	0.8	9.5	7	880	1.2	2	0.04	0.5	22	3	3030	4.07	3.25	0.84	200	18	0.26	4	520	5	1.02	5	138	0.18	68	10	344	30
JM DH-07-06	313	314	203611	EXT	0.426	1	8.27	5	710	1.3	2	0.07	0.5	20	3	2480	4.6	2.73	0.58	180	14	0.34	5	560	3	3.14	5	98	0.15	64	10	125	30
JM DH-07-06	314	315	203612	EXT	0.438	0.8	10.65	10	630	1.6	2	0.06	0.5	25	4	3170	4.06	2.98	0.86	318	12	0.44	6	880	8	1.1	5	257	0.14	72	10	387	30
JM DH-07-06	315	316	203613	EXT	0.563	1.3	11.45	5	780	1.6	2	0.07	2.4	30	8	3480	4.54	3.18	1.33	448	18	0.4	14	580	5	1.54	5	138	0.2	77	10	449	30
JM DH-07-06	316	317	203614	EXT	0.343	0.7	11.3	5	840	1.7	2	0.18	0.5	16	4	3070	4.16	3.45	1.16	322	15	0.32	11	620	8	2.28	5	154	0.23	75	10	324	20
JM DH-07-06	317	318	203615	EXT	0.408	1	10.3	10	580	1.3	2	0.03	0.5	20	4	3080	3.87	3.02	1.28	334	23	0.27	6	590	10	1.4	5	178	0.21	62	10	305	30
JM DH-07-06	318	319	203616	EXT	0.588	1.4	8.81	5	650	1.4	2	0.04	0.5	21	3	3870	3.62	2.79	0.95	302	34	0.24	9	590	6	1.16	5	180	0.2	64	10	393	30
JM DH-07-06	319	320	203617	EXT	0.502	1.6	8.97	10	950	1.4	4	0.09	0.5	15	8	4880	3.42	2.81	0.5	154	20	0.22	5	930	20	1.78	5	541	0.17	63	10	107	40
JM DH-07-06	320	321	203618	EXT	0.45	1.2	7.82	5	350	1.1	2	0.07	0.5	16	4	3820	4.06	2.63	0.54	179	13	0.18	4	740	15	3.04	5	443	0.15	60	10	97	40
JM DH-07-06	321	322	203619	EXT	0.536	1.4	8.54	5	580	1.2	2	0.06	0.5	17	8	4818	4.52	3	0.67	303	50	0.16	5	560	8	2.64	5	320	0.16	65	10	106	40
JM DH-07-06	322	323	203620	EXT	0.683	1.2	7.21	10	470	1.3	2	0.04	0.5	15	9	4150	4.46	2.81	0.75	231	4	0.15	5	910	8	2.05	5	249	0.17	56	10	136	40
JM DH-07-06	323	324	203621	EXT	0.7	1.3	7.2	12	402	1.7	2	0.06	0.5	23	6	[illegible]	4.90?	2.53	0.57	174	8	0.17	11	1080?	10	3.38?	5	774	0.17	68	10	182	60
JM DH-07-06	324	325	203622	EXT	0.442	1.2	4.2	5	880	1.6	2	0.08	0.5	30	6	3530	4.18	2.83	0.89	228	11	0.18	16?	710	8	2.01	5	384	0.17	68	10	127	40
JM DH-07-06	325	326	203623	EXT	0.315	0.5	11.9	5	630	1.4	2	0.05	0.5	24	8	7160?	3.79	3.86	0.86	302	7	0.43	13	640	8	1.9	5	248	0.29	77	10	142	20
JM DH-07-06	326	327	203624	EXT	0.24	0.7	9.8	5	330	1.4	4	0.2	0.5	18	3	1985	4.11	2.9	0.3	78	35	0.32	16	730	28	4.35	5	338	0.15	67	10	43	30
JM DH-07-06	327	328	203625	EXT	0.361	0.7	11.3	8	780	1.7	8	0.08	0.5	20	3	3060	3.43	2.71	0.34	115	8	0.54	12	730	15	2.47	5	284	0.17	70	10	73	30
JM DH-07-06	328	329	203626	EXT	0.18	0.6	14.75	5	780	2.5	5	0.08	0.7	16	7	1730	3.40	2.98	1.04	416	12	0.94	17	910	3	1.48	5	318	0.22	88	10	326	30
JM DH-07-06	329	330	203627	EXT	0.234	0.8	8.11	5	420	1.6	5	0.18	0.6	13	3	2250	3.9	2.8	0.64	290	8	0.19	10	420	20	2.1	5	173	0.15	96	10	172	40
JM DH-07-06	330	331	203628	EXT	0.274	1.2	4.48	5	630	1.4	2	0.11	1.4	10	11	2020	3.31	2.38	1.06	414	15	0.21	12	880	15	1.12	5	137	0.18	61	10	292	30
JM DH-07-06	331	332	203629	EXT	0.411	1.8	4.37	84	180	1.6	8	0.17	1.3	10	2	5720?	3.45	2.31	0.38	115	15	0.12	4	1320	36	3.58	5	713	0.11	51	10	75	80
JM DH-07-06	332	333	203630	EXT	0.71	2.1	6.14	52	150	1.2	4	0.08	2	17	1	8830?	4.68	2.33	0.42	114	20	0.06	6	710	32	4.38	5	298	0.11	52	10	77	120
JM DH-07-06	333	334	203631	EXT	0.547	1.6	7.71	5	450	1.4	5	0.09	0.4	15	1	6050?	4.96	2.53	0.66	181	10	0.12	7	780	33	2.1	5	422	0.14	61	10	83	80
JM DH-07-06	334	335	203632	EXT	0.414	1.3	8.14	7	390	1.8	7	0.08	1.6	13	7	5230	4.21	2.46	0.84	212	78	0.11	8	880	26	1.83	5	606	0.21	68	10	107	60
JM DH-07-06	335	336	203633	EXT	0.811	1.8	7.15	5	380	1.3	7	0.04	2.3	9	7	8640?	4.74	2.41	1.14	283	15	0.08	9	380	18	1.41	5	152	0.16	53	10	156	80
JM DH-07-06	336	337	203634	EXT	0.808?	1.8	7.14	5	500	1.2	6	0.04	1	11	3	4470	4.77	2.67	1	267	43	0.07	7	458	24	1.45	5	180	0.18	54	10	124	60
JM DH-07-06	337	338	203635	EXT	0.58	1.8	6.3	4	440	1.1	5	0.05	0.4	8	1	5740	4.12	2.38	0.83	182	14	0.06	8	370	24	2.83	5	181	0.12	52	10	183	70
JM DH-07-06	338	339	203636	EXT	0.457	1.8	6.78	5	630	1.2	5	0.03	1	8	3	5540	4.88	2.4	1.12	275	54	0.06	4	330	15	1.61	5	108	0.15	46	10	126	70
JM DH-07-06	339	340	203637	EXT	0.640?	1.6	7.58	5	560	1.1	2	0.03	0.5	14	12	4380	5.73	2.61	1.12	310	8	0.11	5	418	3	1.78	5	136	0.2	57	10	128	40
JM DH-07-06	340	341	203638	EXT	0.487	1	6.58	5	480	1.4	2	0.05	0.5	23	4	4880?	5.49	2.52	1.00	320	30	0.09	7	680	16	3.25	5	396	0.13	62	10	140	60
JM DH-07-06	341	342	203639	EXT	0.546	1.3	6.78	5	398?	1.2	2	0.04	0.5	16	6	5120	4.58	2.35	1.1	274	16	0.08	5	640	27	3.08	5	337	0.11	46	10	144	40
JM DH-07-06	342	343	203640	EXT	0.530	1.7	6.98	15	740	1.1	2	0.04	0.5	16	4	5190?	4.51	2.88	0.81	232	29	0.1	5	540	15	2.07	5	214	0.14	46	10	112	40
JM DH-07-06	343	344	203641	EXT	0.487	1.3	6.83	8	630	1.2	2	0.05	1.0	13	5	4400	4.62	2.45	1.15	312	16	0.08	5	530	5	0.95	5	140	0.13	47	10	174	40
JM DH-07-06	344	345	203642	EXT	0.487	1.4	6.18	7	330	1	2	0.02	0.8	17	4	3710	5.11	2.36	0.82	212	16	0.07	5	340	8	3.04	5	132	0.11	42	10	118	50
JM DH-07-06	345	346	203643	EXT	0.484	1.2	6.81	8	480	1.2	2	0.06	0.5	16	14	4530	6.04	2.65	0.78	182	62	0.08	4	540	14	3.74	5	231	0.18	60	10	102	50
JM DH-07-06	346	347	203644	EXT	0.518	1.2	6.61	5	400	1.7	2	0.03	0.5	10	6	4480	5.71	2.51	1.18	290	47	0.06	8	530	4	2.12	5	243	0.16	56	10	150	40
JM DH-07-06	347	348	203645	EXT	0.384	0.8	6.47	15	400	1.6	5	0.05	0.5	7	3	2730	4.4	2.34	0.74	100	33	0.08	2	710	24	2.97	5	442	0.14	58	10	111	30
JM DH-07-06	348	349	203646	EXT	0.407	0.7	4.75	5	450	1.7	2	0.05	0.5	16	27	3880	6.53	3	1.38	265	24	0.11	12	620	4	2.91	5	381	0.27	64	10	203	50
JM DH-07-06	349	350	203647	EXT	0.358	0.8	6.51	7	410	1.8	2	0.07	0.5	22	37	3880	7.52	2.86	1.82	283	27	0.12	14	800	16	2.74	5	390	0.38	120	10	345	30
JM DH-07-06	350	351	203648	EXT	0.562	1.1	5.5	5	418	1.2	2	0.04	0.5	16	6	6300	4.96	2.07	0.80	167	22	0.08	8	380	6	2.44	5	145	0.12	45	10	140	30
JM DH-07-06	351	352	203649	EXT	0.704	2	5.83	14	250	1.3	2	0.03	0.5	24	4	8810	5.25	2.14	0.8	205	24	0.09	8	520	14	3.41	5	382	0.12	51	10	118	40
JM DH-07-06	352	353	203650	EXT	0.239	0.8	10.28	8	580	1.7	2	0.04	0.5	23	7	2540	4.4	3.1	1.18	265	40	0.17	10	620	7	2.25	5	225	0.19	71	10	188	20
JM DH-07-06	353	354	203651	EXT	0.388	1.1	6.78	5	670	1.3	2	0.08	0.5	15	4	3260?	4.45	2.89	0.9	233	247	0.14	8	530	2	2.68	5	156	0.13	64	10	128	20
JM DH-07-06	354	355	203652	EXT	0.622	1.5	6.14	13	480	0.8	12	0.03	0.5	11	4	9040?	5.83	2.1	0.90	154	19	0.09	4	220	6	2.48	5	82	0.12	48	10	107	40
JM DH-07-06	355	356	203653	EXT	0.995	1.1	5.38	11	470	0.8	5	0.09	0.5	10	1	4530	5.82	2.2	1.11	160	23	0.05	1	230	6	2.8	5	79	0.11	48	10	122	30
JM DH-07-06	356	357	203654	EXT	0.651	1	5.48	14	110	0.8	18	0.03	0.5	4	1	4818	6.53	2.38	0.9	128	18	0.06	1	380	3	5.15	5	180	0.08	54	10	112	40
JM DH-07-06	357	358	203655	EXT	0.56	1.7	7.08	30	180	1.4	11	0.04	0.5	11	4	5820?	5.71	2.82	0.94	122	38	0.07	4	620	21	3.71	5	388	0.17	60	10	172	40
JM DH-07-06	358	359	203656	EXT	0.581	1.6	4.10	21	280	1	11	0.04	0.6	8	1	5830	5.4	2.37	1.04	164	23	0.05	1	540	13	2.66	5	386	0.12	54	10	138	30
JM DH-07-06	359	360	203657	EXT	0.38	1.1	5.98	7	150	0.8	7	0.03	0.5	10	1	2840	6.3	2.52	0.58	80	20	0.08	2	320	12	4.65	5	130	0.11	48	10	75	40
JM DH-07-06	360	361	203658	EXT	0.433	1.2	6.06	20	640	1	8	0.03	0.5	10	5	3540	4.46	2.5	1.32	240	18	0.08	3	270	40	1.58	5	67	0.1	48	10	228	30
JM DH-07-06	361	362	203659	EXT	0.476	1.1	5.81	14	580	0.8	4	0.06	0.5	6	1	3650?	4.81	2.28	0.91	181	10	0.05	1	180	8	1.88	5	81	0.09	38	10	118	30
JM DH-07-06	362	363	203660	EXT	0.581	1.1	7.08	8	530	1.1	8	0.03	0.5	10	2	5240	4.6	2.57	0.8	182	110	0.08	4	230	14	2.82	5	105	0.11	48	10	100	30
JM DH-07-06	363	364	203661	EXT	0.574	1.2	5.43	5	310	1	8	0.03	0.5	10	1	5100	1.46?	2.5	0.71	132	46	0.05	1	180	8	2.67	5	76	0.08	38	10	46	30
JM DH-07-06	364	365	203662	EXT	0.587	1.4	4.65	15	230	0.8	8	0.05	0.8	12	4	5080	4.54	2.15	0.38	105	48	0.06	3	200	18	3.72	5	108	0.06	41	10	45	30
JM DH-07-06	365	366	203663	EXT	0.642	1.4	5.65	17	480	1	8	0.02	0.5	10	1	5810	4.29	2.22	0.87	158	30	0.06	2	210	10	2.38	5	60	0.11	48	10	102	30
JM DH-07-06	366	367	203664	EXT	0.445	1.2	7.91	10	880	1.2	9	0.03	0.5	7	2	9000?	4.91	2.48	1.1	200	30	0.06	2	240	17	1.74	5	66	0.15	60	10	112	20
JM DH-07-06	367	368	203665	EXT	0.500	0.8	4.34	8	280	0.7	5	0.02	0.5	8	1	4870	3.91	1.88	0.6	120	22	0.04	2	180	10	3.32	4	58	0.07	38	10	65	20
JM DH-07-06	368	369	203666	EXT	0.481	0.7	4.67	5	480	0.7	11	0.02	0.5	13	1	3880	4.15	2.07	0.77	166	56	0.04	6	180	9	2.37	5	43	0.12	44	10	94	20
JM DH-07-06	369	370	203667	EXT	0.625	1	4.4	5	450	0.8	8	0.08	0.5	8	1	4810	4.2	1.62	0.67	188	48	0.04	1	180	5	1.4	5	40	0.1	42	10	120	30
JM DH-07-06	370	371	203668	EXT	0.718	2.3	5.98	4	280	1	4	0.06	0.7	7	2	6350	4.4	2.48	0.66	190	78	0.01	5	180	18	2.28	5	58	0.08	45	10	108	80
JM DH-07-06	371	372	203669	EXT	0.955	1.5	4.83	4	480	0.4	2	0.02	0.7	7	1	3400?	5.1	2.21	0.96	234	4	0.01	4	150	18	1.74	5	38	0.1	33	10	125	30
JM DH-07-06	372	373	203670	EXT	0.421	1.8	5.63	4	570	1	4	0.02	0.7	10	1	3880?	4.48	2.58	0.82	206	12	0.02	4	200	22	1.72	5	52	0.11	47	10	128	40
JM DH-07-06	373	374	203671	EXT	0.517	1.8	6.42	15	550	1	4	0.03	1	10	1	3640	4.83	2.01	0.88	235	38	0.02	5	270	18	1.06	5	28	0.13	44	10	147	40
JM DH-07-06	374	375	203672	EXT	0.377	1.5	6.78	12	540	1	4	0.02	0.7	11	4	2880	4.5	2.73	1.31	306	15	0.02	4	200	29	1.21	5	29	0.11	38	10	164	40
JM DH-07-06	375	376	203673	EXT	0.413	1.8	6.9	4	180	0.9	3	0.05	0.6	10	3	2880	4.78	2.8	1.06	231	8	0.01	6	190	18	3.54	5	24	0.08	44	10	148	50
JM DH-07-06	376	377	203674	EXT	0.413	1.8	6.17	8	200	1.2	3	0.1	0.5	8	2	2980?	4.38	2.52	1.32	270	13	0.01	5	530	24	2.62	5	62	0.07	44	10	212	40
JM DH-07-06	377	378	203675	EXT	0.498	2	7.08	11	150	1.2	4	0.03	0.9	11	3	4440	4.44	2.52	0.9	205	6	0.03	7	350	30	3.3	5	42	0.08	57	10	147	80
JM DH-07-06	378	379	203676	EXT	0.34	2.3	6.53	26	130	1.1	6	0.08	1.1	12	1	3780	5.01	2.69	0.34	82	13	0.03	5	220	28	4.65	5	45	0.07	58	10	81	80
JM DH-07-06	379	380	203677	EXT	0.384	1.8	7.22	18	480	1.2	2	0.04	0.7	10	2	3080	5.06	2.8	1.24	296	9	0.03	4	310	33	2.44	5	38	0.1	58	10	244	40
JM DH-07-06	380	381	203678	EXT	0.384	1.1	6.67	20	190	1.3	9	0.12	0.5	14	3	2520	5.82	2.5	0.71	164	6	0.07	3	310	29	4.11	5	38	0.12	57	10	130	20
JM DH-07-06	381	382	203679	EXT	0.34	0.8	7.25	7	508	1.5	6	0.04	0.5	13	1	3410?	4.65	2.83	1.12	296	23	0.08	4	230	14	1.58	5	24	0.18	54	10	214	10
JM DH-07-06	382	383	203680	EXT	0.480	1.1	7.64	10	618	1.2	7	0.06	0.5	12	1	3870	5.11	2.75	1.12	304	6	0.07	3	418	14	1.53	5	38	0.13	48	10	164	20
JM DH-07-06	383	384	203681	EXT	0.435	0.8	4.09	5	200	1.3	7	0.03	0.5	14	1	2720	4.81	2.77	0.88	200	7	0.08	7	200	11	4.32	5	38	0.14	64	10	122	30
JM DH-07-06	384	385	203682	EXT	0.397	0.5	7.06	5	670	1.7	6	0.09	0.5	7	2	2570	5.06	2.54	1.04	286	6	0.07	7	230	3	1.53	5	48	0.18	61	10	127	30
JM DH-07-06	385	386	203683	EXT	0.35	1.1	6.58	5	480	1.7	5	0.02	0.6	18	1	4230?	5.03	2.85	1.09	235	81	0.07	4	280	14	2.67	5	72	0.18	67	10	134	30
JM DH-07-06	386	387	203684	EXT	0.347	1.4	4.86	5	420	1.2	9	0.02	0.5	11	1	4400	5.05	2.89	0.52	117	63	0.08	1	378	16	2.7	5	136	0.08	53	10	92	30
JM DH-07-06	387	388	203685	EXT	0.407	1.4	7.47	5	590	1.2	7	0.06	0.5	14	1	5280?	5.06	2.48	0.6	108	63	0.08	2	480	12	2.25	5	143	0.12	64	10	62	30
JM DH-07-06	388	389	203686	EXT	0.313	1	7.86	5	710	1.3	8	0.04	0.5	18	1	3880?	4.81	2.8	0.85	208	22	0.08	5	280	14	1.08	5	86	0.15	64	10	100	30
JM DH-07-06	389	390	203687	EXT	0.457	1.6	8.88	5	420	1.4	5	0.03	0.5	9	1	4800?	4.79	2.5	0.88	228	20	0.07	4	280	17	2.01	5	80	0.13	51	10	118	30
JM DH-07-06	390	391	203688	EXT	0.52	1.5	8.54	5	290	0.8	11	0.02	0.5	17	1	5380?	6.78	2.53	0.47	110	28	0.08	2	150	21	3.86	5	46	0.14	58	10	63	30
JM DH-07-06	391	392	203689	EXT	0.444	1.4	6.5	7	820	1	8	0.03	0.5	8	1	4430	5.40	2.27	1	224	61	0.08	2	270	13	0.83	5	71	0.16	58	10	117	20
JM DH-07-06	392	393	203690	EXT	0.505	1	5.42	10	210	1	8	0.03	0.5	15	1	3950?	4.6	2.13	0.81	200	29	0.08	5	170	13	4.4	5	48	0.13	56	10	100	20
JM DH-07-06	393	394	203691	EXT	0.518	1.2	5.56	5	520	0.8	3	0.02	0.5	12	1	4130	8	2.12	0.88	207	98	0.05	3	120	10	2.22	5	29	0.11	45	10	106	20
JM DH-07-06	394	395	203692	EXT	0.36	0.8	5.56	7	900	0.8	8	0.08	0.5	8	3	3080?	4.53	2.28	0.83	201	11	0.08	1	140	7	2.81	5	38	0.11	50	10	80	20
JM DH-07-06	395	396	203693	EXT	0.321	0.6	5.02	13	980	0.8	4	0.13	0.5	6	1	2730	5	1.82	0.68	202	17	0.04	6	140	2	1.19	5	22	0.11	42	10	82	20
JM DH-07-06	396	397	203694	EXT	0.436	1.1	5.06	7	470	0.8	3	0.08	0.5	5	2	3740	5.78	1.88	0.84	223	22	0.08	5	150	5	2.34	5	31	0.13	48	10	81	20
JM DH-07-06	397	398	203695	EXT	0.388	1.2	6.78	5	470	1.1	4	0.02	0.5	8	1	3830?	5.48	2.25	0.84	180	52	0.04	4	230	16	2.38	5	43	0.15	54	10	81	20
JM DH-07-06	398	399	203696	EXT	0.407	1.4	5.93	6	750	1.3	6	0.03	0.5	6	1	4380?	5.2	2.19	0.87	182	54	0.06	2	340	14	8.81?	7	143	0.17	52	10	88	20
JM DH-07-06	399	400	203697	EXT	0.384	1	5.18	10	580	1.5	8	0.05	0.5	7	1	4130	3.98?	1.74	0.82	180	115	0.06	9	280	10	1.18	5	137	0.13	42	10	182	20
JM DH-07-06	400	401	203698	EXT	0.48	1.1	5.38	7	380	1.1	4	0.02	0.5	10	1	3840?	5.31	1.86	0.79	160	29	0.06	10	170	8	1.8	5	78	0.14	91	10	182	20
JM DH-07-06	401	402	203699	EXT	0.325	0.7	6.06	15	560	1.5	5	0.04	0.6	12	3	3370?	4.37	2.43	0.48	104	10	0.08	15	400	25	7	5	318	0.12	90	10	117	30
JM DH-07-06	402	403	203900	EXT	0.245	0.8	7.7	5	580	1.1	6	0.03	0.6	12	1	4050?	6.44	2.56	0.65	120	184	0.08	2	330	12	1.67	5	180?	0.13	70	20	68?	30
JM DH-07-06	403	404	203901	EXT	0.182	0.6	6.47	5	720	0.9	7	0.02	0.5	16	1	2260	5.1	2.19	0.80	154	46	0.08	3	200	6	1.72	5	88	0.11	91	10	66	20
JM DH-07-06	404	405	203902	EXT	0.248	0.7	6.8	11	620	1	2	0.01	0.6	27	8	2070	5.80	1.82	1.02	251	18	0.06	10	190	2	1.88	5	62	0.15	48	10	102	20
JM DH-07-06	405	406	203903	EXT	0.382	1.4	4.81	10	480	0.8	5	0.02	0.5	7	1	4320	5.03	1.82	0.98	228	32	0.04	3	180	10	1.18	5	46	0.12	48	10	67	20
JM DH-07-06	406	407	203904	EXT	0.38	1.2	4.74	8	420	0.6	9	0.01	0.6	17	8	3800?	5.85	1.75	1.08	288	18	0.04	4	170	9	1.08	5	66	0.15	51	10	114	40
JM DH-07-06	407	408	203905	EXT	0.328	1.1	4	5	410	0.8	4	0.02	0.5	5	1	4120	4.17	1.56	0.84	223	12	0.04	3	180	7	0.83	5	80	0.11	37	10	98	20
JM DH-07-06	408	409	203906	EXT	0.386	1.9	4.81	8	480	1	3	0.03	0.7	6	4	4380?	4.58	1.81	0.98	288	35	0.01	8	300	16	1.61	5	182	0.08	41	10	108	50
JM DH-07-06	409	410	203907	EXT	0.377	1.3	4.73	8	900	0.9	5	0.02	0.7	6	2	2870	4.98	1.86	1.86	387	41	0.01	4	170	10	1.16	5	75	0.08	42	10	112	30
JM DH-07-06	410	411	203908	EXT	0.416	1.8	4.57	14	470	0.9	2	0.04	0.5	9	1	3470	4.6	1.82	0.88	288	14	0.01	5	270	13	1.88	5	66	0.08	34	10	188	50
JM DH-07-06	411	412	203909	EXT	0.305	1.2	4.52	5	460	0.8	3	0.02	0.5	4	2	2480?	4.52	1.91	0.82	241	18	0.01	4	220	11	1.81	5	67	0.08	40	10	88	30
JM DH-07-06	412	413	203910	EXT	0.329	1.6	4.14	5	470	0.8	5	0.05	0.5	14	8	3380	3.84	1.74	0.7	184	37	0.01	6	290	12	1.42	5	146	0.08	29	10	72	30
JM DH-07-06	413	414	203911	EXT	0.321	1.6	4.77	5	480	0.8	2	0.02	0.6	16	1	3730?	4.93	1.67	0.8	344	35	0.02	7	180	6	1.96	5	64	0.08	43	10	88	40
JM DH-07-06	414	415	203912	EXT	0.372	2.2	4.6	5	340	1	4	0.02	0.5	16	11	4480?	4.58	1.74	0.86	347	36	0.01	10	160	11	1.43	5	68	0.08	43	10	91	40
JM DH-07-06	415	416	203913	EXT	0.313	1.3	4.62	5	400	0.8	5	0.02	0.7	7	1	2780?	5.51	1.75	1.34	288	20	0.01	5	230	13	1.13	5	65	0.11	45	10	115	30
JM DH-07-06	416	417	203914	EXT	0.274	1.8	4.48	6	510	0.8	2	0.02	0.8	10	4	3730	5	1.91	1	240	29	0.02	7	180	11	1.04	5	58	0.08	45	10	65	30
JM DH-07-06	417	418	203915	EXT	0.27	1.2	4.44	9	420	0.8	4	0.02	0.8	8	7	3380?	4.53	1.75	0.91	227	74	0.01	4	130	8	1.73	5	48	0.08	45	10	84	40
JM DH-07-06	418	419	203916	EXT	0.315	1.1	4.79	6	440	1	7	0.02	0.5	15	1	4780?	6.23	1.79	0.94	219	57	0.05	3	290	8	1.88	5	102	0.11	46	10	102	30
JM DH-07-06	419	420	203917	EXT	0.282	0.8	4.21	12	440	0.6	4	0.04	0.6	6	5	2770	5.24	1.56	0.80	184	122	0.08	4	290	7	1.48	4	180	0.1	48	10	94	20
JM DH-07-06	420	421	203918	EXT	0.303	1	5.4	5	980	0.6	5	0.02	0.6	6	1	3720	5.05	2	1.03	228	60	0.06	2	210	2	0.8	5	38	0.14	53	10	108	20
JM DH-07-06	421	422	203919	EXT	0.325	1.3	4.45	6	210	0.8	5	0.04	0.5	12	1	4190	5.22	1.72	0.46	141	18	0.08	3	170	8	4.1	5	29	0.1	40	10	78	60
JM DH-07-06	422	423	203920	EXT	0.324	1.4	3.8	16	180	0.8	5	0.07	0.5	13	1	2770	4.71	1.3	0.8	130	24	0.08	4	230	12	3.88	5	27	0.08	37	10	66	30
JM DH-07-06	423	424	203921	EXT	0.453	1	3.8	6	430	0.8	6	0.02	0.8	12	6	5080?	4.08	1.53	0.58	138	38	0.08	4	130	4	1.8	5	22	0.1	50	10	62	30

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm
JM DH-07-06	424	425	203922	EXT	0.307	0.5	2.78	5	250	0.7	2	0.07	0.5	10	6	3030
JM DH-07-06	425	426	203923	EXT	0.284	0.7	4.75	16	380	0.6	3	0.04	0.5	10	1	4430
JM DH-07-06	426	427	203924	EXT	0.496	1.4	4.02	5	380	0.7	5	0.04	0.5	7	1	5400
JM DH-07-06	427	428	203925	EXT	0.386	0.5	4.11	6	430	0.6	2	0.01	0.5	6	7	3880
JM DH-07-06	428	429	203926	EXT	0.412	0.6	5.54	5	480	1	5	0.01	0.5	5	1	4370
JM DH-07-06	429	430	203927	EXT	0.476	1.1	5.64	5	330	0.7	5	0.02	0.5	10	1	5660
JM DH-07-06	430	431	203928	EXT	0.301	0.6	4.06	5	380	0.7	3	0.04	0.5	14	6	3620
JM DH-07-06	431	432	203929	EXT	0.340	0.7	4.58	5	190	0.6	5	0.03	0.5	15	1	4660
JM DH-07-06	432	433	203930	EXT	0.31	1	4.95	5	280	0.6	7	0.03	0.5	11	1	4050
JM DH-07-06	433	434	203931	EXT	0.244	0.4	5.04	5	330	1	5	0.02	0.5	12	10	3390
JM DH-07-06	434	435	203932	EXT	0.371	1	6.42	14	670	1.3	6	0.04	0.5	11	1	4110
JM DH-07-06	435	436	203933	EXT	0.17	0.6	6.7	7	730	1.6	6	0.06	0.5	7	2	2560
JM DH-07-06	436	437	203934	EXT	0.241	0.6	7.65	5	480	1.6	2	0.22	0.5	9	3	1840
JM DH-07-06	437	438	203935	EXT	0.322	1.5	7.75	5	730	1.6	10	0.08	0.5	14	1	6780
JM DH-07-06	438	439	203936	EXT	0.146	0.6	9.83	17	440	2.2	7	0.11	0.5	16	1	4200
JM DH-07-06	439	440	203937	EXT	0.127	0.5	4.71	5	1000	1.6	3	0.12	0.5	6	3	1660
JM DH-07-06	440	441	203938	EXT	0.101	0.5	9.65	5	680	1.6	7	0.12	0.5	14	3	1580
JM DH-07-06	441	442	203939	EXT	0.100	0.6	8.17	5	420	2.3	4	0.08	0.5	11	1	1960
JM DH-07-06	442	443	203940	EXT	0.110	0.5	9.91	5	750	2.2	6	0.13	0.5	8	1	1730
JM DH-07-06	443	444	203941	EXT	0.191	0.6	9.41	16	680	2	6	0.12	0.5	10	2	2330
JM DH-07-06	444	445	203942	EXT	0.177	0.5	9.43	11	790	2.7	4	0.11	0.5	12	2	2440
JM DH-07-06	445	446	203943	EXT	0.131	0.5	10.75	14	790	3	3	0.17	0.5	6	5	2470
JM DH-07-06	446	447	203944	EXT	0.229	0.6	6.66	11	350	2	5	0.14	0.5	13	4	2270
JM DH-07-06	447	448	203945	EXT	0.149	0.5	9.21	16	650	1.6	4	0.11	0.5	11	5	3470
JM DH-07-06	448	449	203946	EXT	0.122	0.5	10.06	5	1000	2	8	0.1	0.5	6	1	2400
JM DH-07-06	449	450	203947	EXT	0.131	0.5	9.43	11	770	1.5	2	0.07	0.5	9	1	2110
JM DH-07-06	450	451	203948	EXT	0.306	0.7	4.26	6	740	1.1	6	0.07	0.5	6	6	4580
JM DH-07-06	451	452	203949	EXT	0.201	1.3	4.65	6	390	1.1	3	0.21	0.5	4	1	4460
JM DH-07-06	452	453	203950	EXT	0.208	0.6	7.51	6	500	1.1	8	0.06	0.5	6	1	3850
JM DH-07-06	453	454	203951	EXT	0.114	1	4.28	5	470	1.6	2	0.11	0.5	10	4	3250
JM DH-07-06	454	455	203952	EXT	0.072	0.5	10.8	13	660	2.6	2	0.27	0.5	11	4	957
JM DH-07-06	455	456	203953	EXT	0.038	0.5	11.4	27	730	3.1	3	0.3	0.5	6	3	1075
JM DH-07-06	456	457	203954	EXT	0.082	1	11.45	42	750	3.5	2	0.29	0.6	11	5	1750
JM DH-07-06	457	458	203955	EXT	0.03	0.7	10.7	23	700	2.9	2	0.26	2	11	3	853
JM DH-07-06	458	459	203956	EXT	0.036	0.5	10.6	1	770	3.1	2	0.21	0.5	6	3	722
JM DH-07-06	459	460	203957	EXT	0.06	0.6	11.1	15	750	4.6	3	0.23	0.5	11	3	906
JM DH-07-06	460	461	203958	EXT	0.066	0.6	10.5	20	640	4.9	2	0.25	2.1	6	5	922
JM DH-07-06	461	462	203959	EXT	0.049	0.5	11	5	670	4.1	2	0.12	0.5	9	3	816
JM DH-07-06	462	463	203960	EXT	0.071	0.6	10.35	5	660	3.6	2	0.32	0.5	9	3	1566
JM DH-07-06	463	464	203961	EXT	0.077	0.6	10.7	26	660	3.4	4	0.25	0.6	6	2	1460
JM DH-07-06	464	465	203962	EXT	0.067	0.6	10.6	14	610	4	3	0.22	0.5	6	6	1335
JM DH-07-06	465	466	203963	EXT	0.044	0.5	10.6	11	520	5.6	3	0.53	0.5	10	3	1020
JM DH-07-06	466	467	203964	EXT	0.058	0.6	10.35	14	630	4.7	3	0.16	0.7	15	2	1115
JM DH-07-06	467	468	203965	EXT	0.056	0.6	11.65	7	700	4.6	2	0.11	0.5	13	4	1295
JM DH-07-06	468	469	203966	EXT	0.034	0.5	11.2	12	770	3.6	2	0.34	0.5	10	4	944
JM DH-07-06	469	470	203967	EXT	0.051	0.5	11.25	16	790	3.3	2	0.22	0.5	11	3	1280
JM DH-07-06	470	471	203968	EXT	0.08	0.6	9.81	63	660	2.3	3	0.27	1.2	6	7	1785
JM DH-07-06	471	472	203969	EXT	0.212	2.1	7.03	145	80	1	3	0.9	0.5	5	4	5660
JM DH-07-06	472	473	203970	EXT	0.227	1	4.94	5	450	1.6	3	0.1	0.5	15	1	3620
JM DH-07-06	473	474	203971	EXT	0.164	0.7	6.27	5	480	1.7	2	0.16	0.5	10	3	3040
JM DH-07-06	474	475	203972	EXT	0.123	0.6	6.66	6	310	1.3	2	0.09	0.5	16	6	1935
JM DH-07-06	475	476	203973	EXT	0.193	0.6	10.55	123	530	1	2	0.09	0.5	25	1	4630
JM DH-07-06	476	477	203974	EXT	0.153	0.5	9	10	390	0.8	4	0.07	0.5	16	1	3070
JM DH-07-06	477	478	203975	EXT	0.126	0.5	9.02	5	780	1.3	3	0.08	0.5	6	4	7560
JM DH-07-06	478	479	203976	EXT	0.164	0.5	9.04	6	220	1.1	5	0.12	0.5	17	1	2730
JM DH-07-06	479	480	203977	EXT	0.122	0.5	9.27	6	480	1.2	2	0.06	0.5	19	6	2040
JM DH-07-06	480	481	203978	EXT	0.154	0.5	9.83	5	920	0.6	3	0.07	0.5	20	1	2330
JM DH-07-06	481	482	203979	EXT	0.116	0.5	9.32	90	340	0.7	2	0.06	0.5	24	1	2090
JM DH-07-06	482	483	203980	EXT	0.217	0.5	9.4	27	250	0.6	2	0.07	0.5	14	4	2770
JM DH-07-06	483	484	203981	EXT	0.21	0.5	8.93	21	100	0.7	2	0.09	0.5	26	2	2190
JM DH-07-06	484	485	203982	EXT	0.135	0.8	9.6	5	530	0.8	2	0.07	0.5	26	1	2110
JM DH-07-06	485	486	203983	EXT	0.146	0.5	10	5	460	0.8	4	0.06	0.5	29	6	3000
JM DH-07-06	486	487	203984	EXT	0.18	0.6	7.45	34	140	0.8	2	0.05	0.5	15	4	1400
JM DH-07-06	487	488	203985	EXT	0.13	0.6	4.72	10	250	1.2	2	0.08	0.5	19	3	1300
JM DH-07-06	488	489	203986	EXT	0.153	0.5	6.57	5	380	1.2	2	0.1	0.5	16	2	2980
JM DH-07-06	489	490	203987	EXT	0.11	0.6	9.38	5	230	1.3	2	0.07	0.5	16	11	2150
JM DH-07-06	490	491	203988	EXT	0.147	0.6	9.04	5	170	1.3	4	0.07	0.5	17	3	3640
JM DH-07-06	491	492	203989	EXT	0.140	0.5	6.48	6	480	1.3	2	0.34	0.5	16	3	2580
JM DH-07-06	492	493	203990	EXT	0.16	0.5	4.28	6	580	1.2	6	0.44	0.5	10	7	2840
JM DH-07-06	493	494	203991	EXT	0.14	0.6	9.71	5	380	1.2	2	0.10	0.5	16	1	2070
JM DH-07-06	494	495	203992	EXT	0.086	0.5	4.56	5	680	1.2	3	0.17	0.5	14	1	2160
JM DH-07-06	495	496	203993	EXT	0.13	0.5	6.77	5	610	1.5	2	0.13	0.5	8	4	2370
JM DH-07-06	496	497	203994	EXT	0.136	0.5	6.81	5	400	1.4	2	0.27	0.5	11	7	2910
JM DH-07-06	497	498	203995	EXT	0.147	0.6	6.98	5	480	1.2	2	0.09	0.5	9	1	2730
JM DH-07-06	498	499	203996	EXT	0.136	0.5	6.64	5	380	1	2	0.13	0.5	13	2	2250
JM DH-07-06	499	500	203997	EXT	0.087	0.5	9.47	5	540	1.1	3	0.08	0.5	10	6	1866
JM DH-07-06	500	501	203998	EXT	0.176	0.6	7.54	8	220	0.8	2	0.34	0.5	7	4	2950
JM DH-07-06	501	502	203999	EXT	0.106	0.6	7.64	150	140	1	3	0.2	0.5	14	2	2780
JM DH-07-06	502	503	204000	EXT	0.146	0.7	8.02	14	640	1.5	2	0.27	0.5	8	6	2850
JM DH-07-06	503	504	204001	EXT	0.133	0.5	7.08	5	300	1.2	3	0.9	0.5	5	2	1875
JM DH-07-06	504	505	204002	EXT	0.145	0.5	4.68	5	560	1	2	1.03	0.6	7	2	2040
JM DH-07-06	505	506	204003	EXT	0.211	0.6	8.44	5	320	1.1	4	0.24	0.5	5	2	3880
JM DH-07-06	506	507	204004	EXT	0.110	0.5	7.68	5	440	1.2	2	0.4	0.5	6	2	2040
JM DH-07-06	507	508	204005	EXT	0.186	1.6	7.42	5	960	1.4	6	0.61	0.5	6	2	2790
JM DH-07-06	508	509	204006	EXT	0.216	1	7.11	5	480	1.6	2	1.9	0.5	2	1	3110
JM DH-07-06	509	510	204007	EXT	0.127	0.7	8.76	6	340	1.1	2	2.38	0.5	5	2	2130
JM DH-07-06	510	511	204008	EXT	0.141	0.5	6.5	5	230	1.1	3	2.44	0.5	5	1	2080
JM DH-07-06	511	512	204009	EXT	0.100	0.6	6.32	6	250	1	2	2.15	0.5	6	1	3070
JM DH-07-06	512	513	204010	EXT	0.124	0.5	6.6	5	210	1	2	2.38	0.5	4	1	1660
JM DH-07-06	513	514	204011	EXT	0.132	0.5	7.33	5	310	1.1	2	2.34	0.5	10	1	2250
JM DH-07-06	514	515	204012	EXT	0.125	0.5	6.71	13	320	1.1	2	2.23	0.5	4	6	2150
JM DH-07-06	515	516	204013	EXT	0.173	0.7	7.06	5	450	1.4	2	1.42	0.5	6	1	3010
JM DH-07-06	516	517	204014	EXT	0.138	0.7	6.82	5	480	1.6	2	0.5	0.5	6	6	2310
JM DH-07-06	517	518	204015	EXT	0.193	0.7	6.21	5	280	1.3	2	0.45	0.6	10	1	3190
JM DH-07-06	518	519	204016	EXT	0.161	0.6	7.27	5	530	1.7	2	0.44	0.5	7	6	3030
JM DH-07-06	519	520	204017	EXT	0.138	0.6	7.22	5	450	1.2	2	0.63	0.5	6	1	2190
JM DH-07-06	520	521	204018	EXT	0.178	0.6	6.1	5	430	1.5	2	0.65	0.6	7	1	2430
JM DH-07-06	521	522	204019	EXT	0.177	0.5	5.65	5	480	1.4	3	0.49	0.5	6	7	1860
JM DH-07-06	522	523	204020	EXT	0.304	0.6	7.34	5	580	1.5	5	0.4	0.5	10	1	3580
JM DH-07-06	523	524	204021	EXT	0.181	0.7	7.01	5	580	1.7	5	0.32	1	6	1	3680
JM DH-07-06	524	525	204022	EXT	0.241	1.1	7.11	7	580	1.6	3	0.31	0.5	10	2	4100
JM DH-07-06	525	526	204023	EXT	0.233	1	7.28	5	580	1.6	4	0.27	0.5	7	1	3430
JM DH-07-06	526	527	204024	EXT	0.183	0.5	6.53	5	470	1.3	3	0.60	0.5	6	3	2350
JM DH-07-06	527	528	204025	EXT	0.120	0.5	6.18	6	380	1.1	2	2.1	0.5	6	1	1840
JM DH-07-06	528	529	204026	EXT	0.167	0.7	6.77	5	330	1.1	2	2.3	0.5	6	1	2830
JM DH-07-06	529	530	204027	EXT	0.146	0.5	6.65	5	480	1.5	2	1.08	0.5	6	5	1660
JM DH-07-06	530	531	204028	EXT	0.24	0.6	6.45	5	580	1.5	4	0.74	0.5	10	1	5790
JM DH-07-06	531	532	204029	EXT	0.141	0.6	6.53	5	910	1.1	2	0.9	0.5	11	3	1825
JM DH-07-06	532	533	204030	EXT	0.114	0.5	6.40	5	400	1.1	2	1.85	0.6	7	4	1820
JM DH-07-06	533	534	204031	EXT	0.187	0.6	6.01	5	500	1.6	3	0.75	0.5	10	1	3270
JM DH-07-06	534	535	204032	EXT	0.216	0.6	6.45	5	530	1.4	2	0.85	0.6	6	1	2710
JM DH-07-06	535	536	204033	EXT	0.169	0.6	6.72	5	400	1.3	2	1.08	0.6	6	1	2320
JM DH-07-06	536	537	204034	EXT	0.235	0.6	6.03	5	410	1.6	4	0.36	0.5	13	3	4270
JM DH-07-06	537	538	204035	EXT	0.231	0.6	6.38	5	560	1.6	2	0.27	0.5	4	1	4600

From	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
424	4.83	1.05	0.81	128	14	0.04	5	300	4	2.24	5	102	0.07	36	10	77	50
425	5.8	1.8	0.50	142	22	0.09	4	300	10	2.78	6	158	0.09	51	10	78	20
426	4.3	1.41	0.65	166	23	0.07	4	170	6	1.06	6	40	0.1	44	10	124	20
427	5.76	1.46	0.67	201	38	0.06	4	160	2	1.67	5	24	0.12	40	10	142	20
428	4.06	2.04	1.02	162	140	0.09	4	130	7	1.14	6	25	0.13	62	10	130	20
429	6.73	2.71	0.63	142	285	0.09	5	230	5	3.32	5	50	0.1	62	10	70	30
430	4.00	1.62	0.60	136	35	0.06	5	170	5	3.03	5	32	0.08	43	10	80	30
431	6.43	1.64	0.40	186	74	0.07	5	180	10	4.53	5	56	0.07	45	10	80	30
432	4.87	1.9	0.70	190	31	0.08	4	180	4	1.5	7	40	0.12	40	10	92	20
433	6.41	1.72	1.01	200	15	0.06	6	170	7	3.26	5	35	0.08	57	10	126	30
434	4.60	2.30	1.12	201	77	0.1	1	250	3	1.64	5	54	0.1	63	10	142	70
435	5.95	2.60	1.03	236	16	0.14	1	500	4	1.37	5	127	0.18	66	10	154	20
436	6.1	2.52	1.50	480	13	0.12	3	1180	4	0.64	6	171	0.15	64	10	371	30
437	6.61	2.42	1.34	380	77	0.12	2	730	5	2.01	5	180	0.18	76	10	242	40
438	5.75	2.40	1.12	301	22	0.23	3	670	22	4.00	6	464	0.18	74	10	203	30
439	5.31	2.46	1.36	342	154	0.22	1	670	7	1.56	5	157	0.13	63	10	264	10
440	5.80	2.63	1.34	312	46	0.17	1	730	11	2.26	5	154	0.17	71	10	234	10
441	5.97	2.46	1.52	387	45	0.16	5	620	4	2.62	5	175	0.15	66	10	321	30
442	6.41	2.30	1.54	482	29	0.24	2	700	6	1.67	5	119	0.16	77	10	335	30
443	4.66	2.45	1.33	301	67	0.22	3	660	11	1.21	5	96	0.16	60	10	271	10
444	6.17	2.45	1.40	427	10	0.27	4	850	2	1.28	5	56	0.18	75	10	334	30
445	6.04	2.6	1.5	508	6	0.32	2	1880	2	1.1	5	52	0.14	79	10	380	20
446	5.06	2.54	1.09	219	27	0.15	1	770	7	4.28	5	63	0.14	64	20	178	20
447	5.81	2.51	1.48	276	128	0.16	4	718	36	2.47	5	133	0.17	66	10	212	20
448	5.74	2.58	1.56	332	12	0.18	1	1030	5	1.06	12	232	0.16	79	10	216	10
449	5.22	2.06	1.00	170	46	0.2	1	918	13	2.2	5	128	0.13	71	10	149	10
450	4.51	2.16	0.75	154	85	0.14	6	400	2	1.34	5	78	0.11	56	10	110	20
451	4.38	2.37	0.18	46	28	0.3	5	730	13	3.13	5	105	0.06	60	10	43	20
452	3.84	2.64	0.37	84	44	0.26	4	420	11	2.40	5	118	0.1	58	10	57	20
453	3.79	2.06	1.11	202	47	0.24	1	600	2	2.18	6	47	0.15	56	10	124	20
454	4.31	2.62	1.53	520	17	0.54	2	920	2	1.22	5	152	0.22	79	10	261	20
455	4.24	2.06	1.71	932	6	0.6	5	1080	11	0.43	5	208	0.23	67	10	606	20
456	4.53	2.42	1.72	633	44	0.58	6	840	19	0.66	5	158	0.28	67	10	794	20
457	4.26	1.97	1.66	1015	43	0.66	5	860	52	0.91	6	180	0.25	64	10	1075	20
458	4.06	2.36	1.90	664	15	0.66	6	640	16	0.77	5	140	0.21	61	10	813	10
459	4.37	2.47	1.51	781	14	0.63	11	1530	17	0.96	6	117	0.2	60	10	1025	10
460	4.47	2.09	1.6	746	130	0.31	7	1140	21	1.24	5	121	0.2	79	10	566	20
461	5.15	1.78	1.87	1085	8	0.38	14	840	36	0.65	11	104	0.25	66	10	1380	20
462	3.82	2.61	1.48	452	26	0.27	3	750	6	1.78	5	54	0.15	70	10	527	10
463	3.15	2.55	1.54	580	32	0.2	3	638	13	1.58	6	75	0.21	70	10	466	10
464	4.07	2.46	1.30	364	71	0.22	5	2350	11	1.33	5	77	0.21	62	10	606	10
465	4.38	2.4	1.66	212	1	0.23	3	2070	7	2.63	5	79	0.13	78	10	367	20
466	3.87	2.79	1.36	421	20	0.24	4	1330	12	1.22	6	46	0.18	70	10	813	10
467	4.07	2.25	1.40	475	25	0.31	12	1310	13	0.66	5	78	0.26	83	10	909	10
468	3.53	1.62	1.57	604	16	0.66	6	740	10	0.73	7	138	0.25	67	10	717	10
469	3.28	2.36	1.22	433	96	0.46	4	960	4	1.1	5	96	0.19	62	10	664	10
470	3.04	2.45	0.92	229	123	0.3	6	1290	35	2.34	6	326	0.21	72	10	501	40
471	3.14	1.6	0.1	42	101	0.6	4	1340	66	5.41	14	645	0.1	48	10	105	70
472	3.62	2.4	0.30	78	78	0.28	6	950	15	3.56	11	477	0.14	64	10	58	30
473	3.8	2.48	0.74	187	46	0.22	6	450	4	1.54	5	180	0.16	55	10	134	20
474	4.46	2.46	0.38	66	52	0.26	10	770	10	3.47	10	182	0.13	66	10	67	20
475	3.66	3	0.24	46	33	0.31	7	1050	41	3.14	6	506	0.15	63	10	136	40
476	3.90	2.79	0.23	33	34	0.25	6	810	17	3.23	5	458	0.13	62	10	43	20
477	3.55	2.95	0.47	63	58	0.25	6	880	15	1.24	6	340	0.16	60	10	62	10
478	4.5	2.4	0.33	34	52	0.3	6	540	5	3.77	6	186	0.11	60	10	166	30
479	4.26	2.43	0.31	61	8	0.25	7	620	9	3.67	6	229	0.11	60	10	124	20
480	4.06	2.52	0.71	31	50	0.23	6	660	5	2.4	5	152	0.14	66	10	67	10
481	4	2.06	0.13	40	29	0.23	5	700	24	3.06	5	270	0.11	58	10	41	20
482	4.4	2.85	0.21	31	33	0.18	5	740	17	4.13	6	271	0.12	66	10	32	20
483	4.36	2.33	0.15	53	31	0.17	6	770	17	4.25	5	290	0.14	60	10	31	20
484	3.86	2.5	0.21	42	19	0.25	6	630	10	3.02	7	140	0.14	60	10	50	20
485	3.86	2.61	0.26	82	21	0.25	10	740	16	3.2	10	130	0.14	60	10	66	20
486	4.87	2.01	0.18	27	33	0.25	1	670	18	5.86	5	186	0.1	56	10	31	30
487	4.50	2.40	0.22	42	4	0.25	3	670	4	4.53	6	100	0.12	43	10	43	20
488	4	2.40	0.33	47	46	0.23	4	700	19	4	6	244	0.13	66	10	50	20
489	4.06	2.75	0.44	77	16	0.28	10	870	2	4.27	5	216	0.12	64	10	172	20
490	3.86	2.75	0.53	76	36	0.27	10	530	6	2.05	5	146	0.13	61	10	140	20
491	4.04	2.56	0.58	66	215	0.25	6	560	5	2.07	6	151	0.1	60	10	184	20
492	3.78	2.46	0.78	111	100	0.24	4	640	7	2.05	5	149	0.14	60	10	65	10
493	4.76	2.55	0.6	187	122	0.30	4	620	6	3.50	5	79	0.16	60	10	60	20
494	3.62	2.36	0.93	177	73	0.4	1	680	6	1.87	5	148	0.15	40	10	102	10
495	3.6	2.22	1.32	244	14	0.35	1	670	5	1.04	5	282	0.16	57	10	150	10
496	3.86	2.7	0.75	132	50	0.35	4	730	12	1.65	5	227	0.16	64	10	64	10
497	3.74	2.08	0.91	144	42	0.25	4	650	6	1.87	5	364	0.15	64	10	60	20
498	4.37	2.53	0.94	186	75	0.26	4	570	5	2.6	5	168	0.13	66	10	90	20
499	4.18	2.05	0.65	140	32	0.35	4	600	4	1.41	6	123	0.14	64	10	75	10
500	4.4	2.38	0.24	60	40	0.36	1	590	8	4.42	13	116	0.1	56	10	30	30
501	3.86	2.3	0.16	60	45	0.43	2	1000	60	4.63	5	654	0.13	56	10	63	40
502	3.84	2.38	0.71	103	180	0.33	2	540	13	1.53	12	215	0.15	56	10	75	10
503	3.32	2.3	0.56	136	27	0.32	1	430	4	1.65	6	153	0.14	44	10	80	20
504	3.31	2.43	0.41	60	73	0.22	1	458	7	2.1	5	167	0.13	48	10	40	10
505	4.7	2.38	0.61	127	28	0.23	6	450	15	2.18	7	180	0.13	54	10	63	20
506	4.43	2.33	0.77	147	16	0.24	5	530	38	1.90	6	220	0.13	58	10	115	20
507	3.67	2.43	0.81	188	63	0.2	1	600	12	1.97	5	131	0.15	50	10	183	20
508	2.96	1.82	0.62	104	62	1.72	1	770	4	2.07	7	295	0.17	47	10	216	20
509	3.26	2.15	0.68	103	64	0.66	2	530	7	2.63	6	350	0.15	42	10	77	10
510	2.82	2.4	0.64	111	76	0.51	1	560	13	3.18	6	338	0.13	41	10	58	10
511	3.83	1.84	0.66	130	108	0.80	2	530	7	3.34	6	387	0.11	48	10	42	20
512	4.56	2.2	0.74	116	61	0.73	1	540	2	3.09	6	339	0.13	48	10	58	10
513	4	2.27	0.62	180	40	0.61	1	610	4	3.1	6	286	0.14	50	10	61	10
514	3.57	2.19	0.60	140	45	0.60	1	660	4	2.8	5	285	0.13	51	10	58	10
515	4.73	2.3	0.71	151	40	0.78	1	540	10	2.31	5	225	0.14	51	10	66	20
516	4.92	2.45	0.71	181	30	0.48	1	480	5	2.58	6	147	0.15	54	10	110	20
517	4.87	2.27	0.83	172	204	0.19	2	440	2	2.97	5	82	0.14	56	10	72	20
518	4.16	2.37	0.4	240	64	0.09	5	450	5	1.78	5	155	0.16	52	10	133	20
519	3.75	2.08	0.77	287	46	1.14	1	640	4	1.5	5	163	0.16	48	10	118	10
520	3.41	1.90	0.7	206	67	0.81	1	670	7	1.90	5	155	0.15	48	10	108	10
521	4.43	1.70	0.73	238	54	0.52	1	520	9	1.8	6	110	0.14	53	10	127	10
522	3.60	2.38	0.78	183	41	0.18	1	520	6	2.08	5	85	0.19	43	10	147	20
523	4.66	2.08	0.81	380	19	0.55	2	760	6	1.44	7	136	0.16	58	10	378	20
524	3.51	2.28	0.83	280	152	0.44	1	640	12	1.42	5	85	0.18	53	10	241	20
525	3.83	2.24	0.87	273	113	0.43	5	630	3	1.46	6	80	0.18	50	10	266	20
526	3.87	2.22	0.82	186	108	0.44	1	630	3	2.17	5	158	0.18	51	10	135	10
527	4.31	2.14	0.6	232	51	0.88	2	530	2	2.46	5	352	0.17	47	10	63	10
528	3.34	2.15	0.88	178	230	0.88	3	580	2	3.02	5	375	0.17	46	10	60	10
529	4.87	2.38	0.82	211	138	0.73	3	780	4	2.46	7	155	0.17	58	10	190	20
530	4.34	2.45	0.82	214	116	0.48	2	480	2	1.71	5	74	0.18	58	10	246	10
531	4.72	2.08	0.88	253	14	1.42	3	518	14	1.29	5	188	0.18	52	10	151	20
532	4.09	2.07	0.71	235	18	1.29	1	580	2	2.01	6	251	0.18	48	10	124	10
533	4.29	2.26	0.86	219	60	0.57	1	680	8	1.77	6	48	0.15	47	10	247	20
534	4.03	2.22	0.8	296	62	0.53	2	540	2	1.18	5	64	0.18	51	10	204	10
535	4.17	2.25	0.77	228	57	0.82	1	550	7	1.72	5	100	0.18	48	10	156	10
536	4.08	2.56	0.78	170	61	0.4	2	640	11	1.61	6	92	0.17	68	10	236	20
537	3.51	2.12	0.78	188	83	0.24	4	480	8	1.26	5	45	0.18	51	10	234	20

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	538	539	204036	EXT	0.145	0.6	7.23	5	370	1.8	2	0.11	0.6	11	1	2720	3.88	3.27	0.63	182	103	0.28	2	880	14	0.82	10	30	0.10	56	10	375	10
JM DH-07-06	539	540	204037	EXT	0.171	0.8	6.78	5	860	1.6	2	0.11	0.6	8	4	2750	4.08	2.22	0.85	204	65	0.53	8	830	10	1.07	5	52	0.10	51	10	443	10
JM DH-07-06	540	541	204038	EXT	0.144	1.2	6.76	5	500	1.8	4	0.25	0.8	6	3	2750	3.30	2.74	0.4	152	107	0.07	3	880	5	1.14	5	34	0.13	53	10	207	10
JM DH-07-06	541	542	204039	EXT	0.188	1.3	6.56	5	520	1.8	2	0.14	0.5	8	5	2540	4.25	2.51	0.67	198	108	0.22	7	860	8	1.28	5	48	0.13	47	10	175	20
JM DH-07-06	542	543	204040	EXT	0.118	1.7	6.63	5	480	1.8	2	0.18	0.5	5	1	1840	3.91	2.57	0.67	200	37	0.82	5	790	8	0.76	5	63	0.12	44	10	271	20
JM DH-07-06	543	544	204041	EXT	0.188	1.4	6.45	5	478	1.6	3	0.2	0.7	7	1	3480	4.47	2.51	0.73	243	50	1.17	4	1010	8	1.82	5	64	0.13	47	10	280	20
JM DH-07-06	544	545	204042	EXT	0.205	1.1	6.54	5	470	1.6	4	0.2	0.5	7	1	3170	3.76	2.56	0.9	308	127	0.88	4	600	10	1.85	5	98	0.13	44	10	328	10
JM DH-07-06	545	546	204043	EXT	0.175	0.8	6.48	5	910	1.7	3	0.33	0.8	6	8	2810	3.8	2.43	0.75	245	488	1.09	5	670	15	1.34	5	86	0.12	40	10	381	30
JM DH-07-06	546	547	204044	EXT	0.152	1.1	6.41	5	860	1.6	4	0.13	0.7	5	1	2380	4.22	2.6	0.6	228	38	0.18	8	750	8	1.44	5	80	0.1	44	10	348	90
JM DH-07-06	547	548	204045	EXT	0.17	1.1	7.01	5	520	1.7	4	0.11	0.8	7	1	3100	3.60	2.44	0.88	182	308	0.18	5	800	8	1.31	5	116	0.08	46	10	226	10
JM DH-07-06	548	549	204046	EXT	0.229	0.8	6.32	20	300	1.2	2	0.19	0.8	8	3	2630	3.61	2.4	0.32	81	314	0.07	5	800	14	3.04	5	178	0.08	46	10	66	30
JM DH-07-06	549	550	204047	EXT	0.125	0.8	7.05	75	170	1.2	4	0.19	1.1	11	3	2630	4.18	2.52	0.3	81	87	0.08	6	880	37	3.67	11	179	0.07	47	10	101	40
JM DH-07-06	550	551	204048	EXT	0.113	0.6	6.04	111	440	1.2	2	0.13	0.5	10	2	2940	3.56	2.56	0.35	63	156	4.11	6	420	62	3.23	12	284	0.13	63	10	147	80
JM DH-07-06	551	552	204049	EXT	0.234	0.6	4.62	6	380	1	2	0.87	0.5	8	1	4630	3.55	2.86	0.51	152	64	0.08	2	310	8	1.62	5	50	0.08	43	10	85	50
JM DH-07-06	552	553	204050	EXT	0.380	2.5	6.82	5	370	1.7	2	0.14	1.5	8	8	4740	4	2.21	0.52	770	79	0.88	6	770	17	2.01	5	45	0.1	51	10	338	60
JM DH-07-06	553	554	204051	EXT	0.251	0.8	5.31	5	480	1.3	5	0.04	0.5	6	1	4800	5.12	2.13	0.52	233	74	0.87	3	430	3	7.5	7	15	0.08	41	10	85	30
JM DH-07-06	554	555	204052	EXT	0.136	0.5	7.15	5	610	1.4	2	0.25	0.5	8	1	2440	4.51	1.84	0.76	512	51	0.47	1	610	24	1.04	5	142	0.14	51	10	556	20
JM DH-07-06	555	556	204053	EXT	0.134	0.7	6.68	5	560	1.6	3	0.49	0.8	8	8	2440	3.95	2.17	0.67	387	210	0.37	4	830	19	1.36	8	47	0.13	47	10	387	20
JM DH-07-06	556	557	204054	EXT	0.124	0.8	6.31	5	500	1.2	2	0.1	0.5	6	1	2350	4.14	2.03	0.87	387	37	1.1	4	420	14	0.56	5	83	0.14	48	10	336	30
JM DH-07-06	557	558	204055	EXT	0.109	0.7	5.26	5	480	1.2	2	0.11	0.8	7	1	1605	3.58	1.79	0.7	341	46	1.02	2	475	15	0.45	9	87	0.14	43	10	401	20
JM DH-07-06	558	559	204056	EXT	0.153	0.7	6.44	5	630	1.3	2	0.16	0.8	8	4	2630	3.67	1.84	0.66	347	182	0.78	4	480	13	0.76	5	86	0.14	51	10	484	20
JM DH-07-06	559	560	204057	EXT	0.114	0.8	4.77	5	900	1.5	2	0.29	1.5	11	1	2320	3.27	2.43	0.88	290	70	0.12	4	530	8	1.15	5	31	0.13	52	10	227	40
JM DH-07-06	560	561	204058	EXT	0.154	0.6	6.82	8	610	1.5	2	0.19	2.8	15	5	3280	4.18	2.16	0.88	231	85	0.29	11	540	10	1.44	5	37	0.13	50	10	207	40
JM DH-07-06	561	562	204059	EXT	0.164	0.8	6.4	5	540	1.5	2	0.35	2.7	13	2	2700	4.11	2.3	1	300	70	0.43	4	430	5	1.12	5	44	0.14	47	10	220	30
JM DH-07-06	562	563	204060	EXT	0.184	0.8	7.19	16	630	1.3	2	0.4	2.5	11	7	2240	4.77	2.31	0.94	300	46	1.42	7	800	5	0.83	5	80	0.14	51	10	187	40
JM DH-07-06	563	564	204061	EXT	0.21	1.2	5.74	5	570	1.1	2	0.83	2	7	4	3540	3.88	2.85	1	271	255	0.64	8	420	8	1.29	5	73	0.12	47	10	130	30
JM DH-07-06	564	565	204062	EXT	0.128	0.8	6.48	5	520	1.2	2	1.8	3	7	7	7120	4.88	2.16	0.92	290	740	1.14	4	610	14	2.16	5	278	0.13	45	10	88	30
JM DH-07-06	565	566	204063	EXT	0.083	0.7	6.57	5	480	0.8	2	2	2.8	8	1	1300	4.38	1.86	0.85	288	34	2.84	7	520	17	1.62	5	311	0.13	41	10	63	30
JM DH-07-06	566	567	204064	EXT	0.144	0.7	6.36	5	460	1.2	2	1.96	2.7	10	1	1615	4.04	2.14	0.8	242	30	1.36	3	510	11	2.12	5	253	0.14	46	10	88	30
JM DH-07-06	567	568	204065	EXT	0.084	0.7	6.68	5	630	1.1	2	1.4	2.4	11	3	1730	4.52	2.53	0.75	243	46	1.16	4	800	17	1.35	5	184	0.14	50	10	82	30
JM DH-07-06	568	569	204066	EXT	0.163	0.8	6.18	12	540	1.2	2	1.1	2.2	10	1	2810	4.13	2.45	0.76	233	132	0.88	2	540	11	1.76	5	187	0.12	42	10	84	30
JM DH-07-06	569	570	204067	EXT	0.15	0.7	6.5	5	640	1	2	1.8	2.8	8	1	2540	4.16	2.8	0.71	277	35	1.62	1	500	13	1.78	5	282	0.14	47	10	105	30
JM DH-07-06	570	571	204068	EXT	0.201	1.1	6.5	5	380	1.1	2	2.18	2.8	11	4	4880	4.29	2.56	0.8	203	283	0.78	1	550	14	2.78	5	345	0.12	53	10	88	30
JM DH-07-06	571	572	204069	EXT	0.151	0.8	7.26	5	420	1	2	1.72	2.3	7	5	2780	3.88	2.56	0.71	230	81	1.03	3	400	3	2.16	5	217	0.14	52	10	71	20
JM DH-07-06	572	573	204070	EXT	0.148	0.5	6.54	11	480	1.4	2	1.02	2.3	16	3	2980	4.3	2.57	0.8	287	81	1.38	4	480	14	2.12	5	142	0.12	44	10	136	20
JM DH-07-06	573	574	204071	EXT	0.170	0.8	7.11	5	430	1.4	2	0.15	2.2	16	1	3900	4.12	2.28	1.18	306	40	1.00	4	500	4	1.28	5	67	0.12	47	10	170	20
JM DH-07-06	574	575	204072	EXT	0.180	1	6.91	8	630	2	2	0.16	2.4	7	4	4040	4.04	2.32	0.79	335	124	1.34	7	1340	12	0.88	5	63	0.13	48	10	178	20
JM DH-07-06	575	576	204073	EXT	0.307	1.2	6.52	11	880	1.4	2	0.2	2.8	8	3	5700	4.34	2.1	0.79	336	113	0.9	8	680	12	1.36	5	48	0.12	48	10	267	30
JM DH-07-06	576	577	204074	EXT	0.144	0.5	6.24	11	600	1.3	2	0.12	2.5	8	1	2850	4.48	2.3	0.7	314	112	0.88	5	540	8	0.72	5	85	0.14	47	10	188	20
JM DH-07-06	577	578	204075	EXT	0.198	1.2	6.75	5	980	1.2	2	0.17	2.4	10	1	4400	3.83	3.25	1.11	336	138	1.01	7	465	7	1.08	5	65	0.14	51	10	278	20
JM DH-07-06	578	579	204076	EXT	0.220	1.4	7.12	5	780	1.2	2	0.17	2.8	8	4	4330	4.53	2.07	0.87	383	88	1.80	4	460	14	0.83	5	104	0.14	54	10	256	30
JM DH-07-06	579	580	204077	EXT	0.18	0.7	6.85	8	630	2.5	2	0.26	2.5	8	3	3030	4.51	2.10	0.92	283	66	1.56	8	1180	7	0.85	5	106	0.13	46	10	262	30
JM DH-07-06	580	581	204078	EXT	0.18	0.7	6.83	8	640	1.6	2	0.36	3.3	8	1	2570	5.21	2.81	0.8	354	52	1.83	6	870	11	0.6	5	152	0.14	52	10	258	30
JM DH-07-06	581	582	204079	EXT	0.138	0.7	7.38	5	820	1.2	2	0.35	2	8	3	2440	3.7	2.88	0.95	318	77	2.33	11	540	3	0.8	5	183	0.13	47	10	211	20
JM DH-07-06	582	583	204080	EXT	0.147	0.8	6.95	5	980	1	2	0.36	2.3	8	4	2230	4.13	2.22	0.77	298	75	1.83	5	620	6	0.74	5	148	0.14	48	10	156	20
JM DH-07-06	583	584	204081	EXT	0.150	0.6	5.9	5	940	1	2	0.37	2.8	7	3	2980	4.01	2.05	0.77	237	42	1.43	3	420	13	0.86	5	132	0.12	48	10	136	20
JM DH-07-06	584	585	204082	EXT	0.106	0.7	7.27	5	850	1.1	2	0.6	2.7	8	1	1740	4.90	2.42	0.86	275	16	2.04	5	580	10	1.09	5	208	0.14	54	10	106	20
JM DH-07-06	585	586	204083	EXT	0.080	0.5	7.02	8	880	1.1	2	1.5	2.3	7	2	1430	4.51	1.86	0.62	227	12	2.13	5	570	7	1.48	5	187	0.14	48	10	84	10
JM DH-07-06	586	587	204084	EXT	0.144	0.8	6.08	5	900	1.2	2	1.34	2.6	18	5	3030	4.18	2.33	0.81	221	75	1.38	4	620	4	2.80	5	142	0.11	48	10	86	30
JM DH-07-06	587	588	204085	EXT	0.108	0.8	7.4	14	680	1.2	2	0.8	2.8	18	2	1900	5.08	2.14	0.87	248	212	2.28	5	670	17	1.96	5	211	0.13	48	10	111	20
JM DH-07-06	588	589	204086	EXT	0.114	0.6	6.75	5	880	1.1	2	0.82	2.7	8	1	2030	5.05	2.46	0.76	244	24	1.84	4	535	13	1.24	5	206	0.13	48	10	87	20
JM DH-07-06	589	590	204087	EXT	0.126	0.7	7.04	5	630	1.4	2	0.71	2.7	18	6	2640	4.84	2.48	0.83	353	140	1.88	8	880	8	1.86	5	223	0.13	48	10	106	20
JM DH-07-06	590	591	204088	EXT	0.188	1	6.38	10	580	0.8	2	1.24	2.8	7	3	3510	4.08	2.71	0.77	280	48	1.5	3	470	12	1.72	5	176	0.11	43	10	104	30
JM DH-07-06	591	592	204089	EXT	0.18	1.2	6.4	5	630	1	2	1.84	2.8	8	1	3540	4.83	2.3	0.61	283	27	1.33	5	520	12	1.83	5	233	0.11	48	10	91	40
JM DH-07-06	592	593	204090	EXT	0.172	1.4	7.22	8	670	1.1	2	1.82	2.8	8	7	2600	4.23	2.84	0.88	347	74	1.34	1	860	20	2.06	5	277	0.13	48	10	138	20
JM DH-07-06	593	594	204091	EXT	0.138	2.8	6.41	8	900	0.8	2	2.06	2.7	8	3	2430	3.7	2.73	0.8	242	88	1.47	5	480	31	2.33	5	284	0.13	41	10	105	20
JM DH-07-06	594	595	204092	EXT	0.178	1.4	5.65	5	940	0.6	2	1.79	2.8	8	3	3010	4.28	2.27	0.96	275	124	1.34	5	490	31	1.80	5	279	0.1	45	10	97	50
JM DH-07-06	595	596	204093	EXT	0.109	0.7	6.82	5	640	1	2	1.84	2	8	1	1675	3.78	1.88	0.85	340	55	1.80	4	480	21	1.86	5	305	0.08	38	10	81	20
JM DH-07-06	596	597	204094	EXT	0.128	0.7	6.83	5	280	0.8	2	2.58	1.8	8	8	2090	3.82	2.2	0.90	205	71	1.60	4	480	22	3.1	5	367	0.09	38	10	78	20
JM DH-07-06	597	598	204095	EXT	0.176	1.2	6.72	8	400	1	2	2.48	2.2	8	2	3820	3.4	2.36	0.75	336	154	1.28	5	480	21	2.82	5	380	0.11	42	10	129	20
JM DH-07-06	598	599	204096	EXT	0.136	1	6.54	8	300	1	2	2.52	2.8	7	2	3110	4.32	2.2	0.62	238	154	0.88	7	470	25	2.78	5	380	0.1	44	10	101	20
JM DH-07-06	599	600	204097	EXT	0.133	1.4	6.48	9	330	1.1	2	1.6	0.5	7	1	3100	3.38	1.8	0.61	770	173	0.88	8	430	13	2.58	5	254	0.07	45	10	124	20
JM DH-07-06	600	601	204098	EXT	0.137	0.8	7.36	11	580	1.2	2	1.05	2.1	7	4	2880	4.1	3.12	0.86	224	88	0.86	4	480	28	2.16	5	215	0.07	43	10	138	30
JM DH-07-06	601	602	204099	EXT	0.184	1.1	6.65	8	430	1.2	2	0.78	1.7	8	5	3180	4.04	2.1	0.56	318	153	0.66	4	880	35	1.84	5	180	0.08	40	10	138	20
JM DH-07-06	602	603	204100	EXT	0.178	0.8	6.52	8	630	1.1	2	0.35	2.2	11	1	3600	4.32	2.34	0.85	273	54	1.17	7	580	22	1.48	5	182	0.08	42	10	161	20
JM DH-07-06	603	604	204101	EXT	0.223	1.1	6.08	7	620	1.2	2	0.35	1.8	8	3	4390	4	2.87	0.85	288	96	0.91	8	710	28	1.11	5	132	0.08	43	10	143	30
JM DH-07-06	604	605	204102	EXT	0.246	1.5	6.58	5	680	1.3	2	0.51	3	11	3	4610	4.41	2.38	0.8	308	138	0.48	5	610	34	1.81	5	128	0.08	61	10	288	40
JM DH-07-06	605	606	204103	EXT	0.172	1.5	6.62	5	430	1.1	2	0.45	2.8	8	3	4070	4.52	2.22	0.87	406	205	0.81	8	710	34	2.25	5	128	0.08	47	10	257	30
JM DH-07-06	606	607	204104	EXT	0.142	1.1	6.62	8	680	1.2	2	0.44	2.7	6	7	3220	3.88	2.06	0.88	427	114	1.82	3	750	22	1.28	5	188	0.08	41	10	364	20
JM DH-07-06	607	608	204105	EXT	0.081	0.6	7.42	5	730	1.4	2	0.44	2.3	6	7	1610	4.15	2.18	0.79	372	17	1.13	5	740	28	1.3	5	172	0.1	40	10	226	20
JM DH-07-06	608	609	204106	EXT	0.083	0.8	6.67	5	680	1	2	1	2.8	6	2	1720	4.1	1.88	0.82	415	70	1.4	8	480	27	1.3	5	194	0.1	41	10	224	20
JM DH-07-06	609	610	204107	EXT	0.104	0.9	7.04	5	630	1.2	2	1.41	2.2	7	8	2330	4.12	2.22	0.58	380	54	0.66	5	440	18	2.18	5	164	0.08	44	10	140	20
JM DH-07-06	610	611	204108	EXT	0.126	0.6	7.28	15	250	1.2	2	1.5	1.6	8	4	2130	3.72	2.79	0.4	340	52	0.28	7	510	25	3.5	5	165	0.08	42	10	88	20
JM DH-07-06	611	612	204109	EXT	0.102	1.3	4.02	16	80	1.1	2	1.35	2.8	7	3	2000	4.4	2.88	0.26	128	38	0.08	8	440	28	5.7	5	108	0.06	41	10	78	30
JM DH-07-06	612	613	204110	EXT	0.074	1.2	6.48	41	70	1.1	2	1.25	3.8	6	4	1740	4.98	2.52	0.26	140	202	0.08	8	360	70	6.04	5	138	0.07	45	10	229	60
JM DH-07-06	613	614	204111	EXT	0.075	1.8	5.14	106	120	0.6	2	0.47	3.8	9	15	1670	4.85	1.84	0.22	210	63	0.06	10	440	227	5.13	10	301	0.05	44	10	231	60
JM DH-07-06	614	615	204112	EXT	0.084	1	6.4	138	138	1	2	0.75	3.8	5	6	2040	5.18	2.38	0.24	284	32	0.07	8	430	108	5.74	7	194	0.06	47	10	140	70
JM DH-07-06	615	616	204113	EXT	0.080	0.7	6.05	23	310	1.3	2	0.69	2.5	6	16	3040	3.96	2.06	0.73	322	88	0.06	8	440	30	2.48	5	128	0.08	60	10	201	60
JM DH-07-06	616	617	204114	EXT	0.132	0.6	6.95	5	280	1.3	2	1.05	2.4	6	14	2640	4.22	2.18	0.86	284	54	0.3	10	680	17	2.48	5	128	0.08	61	10	111	30
JM DH-07-06	617	618	204115	EXT	0.135	0.5	6.5	5	370	1	2	1.08	2.3	8	10	2010	4.81	2.88	1.05	280	16	0.07	4	510	15	2.28	5	177	0.1	48	10	142	30
JM DH-07-06	618	619	204116	EXT	0.183	0.8	5.83	6	400	1	2	2.2	2	6	6	3030	3.88	2.12	1.05	280	67	0.63	5	540	14	2.57	5	288	0.12	50	10	86	20
JM DH-07-06	619	620	204117	EXT	0.111	0.5	5.7	5	300	0.9	2	1.88	1.4	5	6	1786	3.37	1.86	0.78	387	28	0.67	5	440	13	2.67	5	198	0.09	42	10	62	10
JM DH-07-06	620	621	204118	EXT	0.204	0.8	6.25	5	610	0.8	2	1.94	0.5	5	7	4140	3.77	2.10	0.71	190	80	1.25	4	510	21	2.43	5	219	0.12	51	10	93	20
JM DH-07-06	621	622	204119	EXT	0.117	0.6	7.08	5	380	0.8	2	2.35	0.5	2	1	1750	4.5	2.08	0.79	270	15	1.81	4	580	11	2.51	5	311	0.13	60	10	84	10
JM DH-07-06	622	623	204120	EXT	0.137	0.9	7.54	5	630	1.2	2	2.72	0.5	1	1	2190	4.03	2.18	0.95	552	16	1.92	1	680	14	2.7	5	348	0.14	58	10	156	10
JM DH-07-06	623	624	204121	EXT	0.177	0.6	7.42	11	540	1.3	2	1.63	0.5	2	1	1620	4.26	1.94	0.88	521	23	1.76	4	630	31	2.05	5	285	0.11	54	10	158	30
JM DH-07-06	624	625	204122	EXT	0.105	0.7	6.18	7	380	1.1	2	1.64	2.4	4	2	1615	3.76	1.81	0.83	808	17	1.48	5	470	30	1.75	5	244	0.11	44	10	142	10
JM DH-07-06	625	626	204123	EXT	0.157	0.6	6.42	5	280	0.8	2	1.39	2.2	3	4	1310	3.62	1.88	0.7	288	13	2.06	6	378	16	2.21	5	244	0.08	45	10	94	10
JM DH-07-06	626	627	204124	EXT	0.126	0.8	6.43	6	380	0.8	2	1.8	1.1	6	3	2670	3.84	1.87	0.81	288	152	1.46	5	440	18	2.08	5	284	0.09	42	10	73	10
JM DH-07-06	627	628	204125	EXT	0.157	1.1	6.86	6	980	0.8	2	1.88	1.6	5	2	1865	3.94	1.98	0.79	288	44	2.14	5	480	15	1.62	6	278	0.12	51	10	102	10
JM DH-07-06	628	629	204126	EXT	0.1	0.6	7.82	17	300	0.9	2	0.8	0.5	5	6	1720	4.13	2.01	0.44	88	118	0.12	5	230	13	3.77	5	87	0.1	41	10	61	10
JM DH-07-06	629	630	204127	EXT	0.130	0.6	6.73	15	610	1.1	2	0.57	2.6	5	8	2240	4.15	1.77	0.71	281	30	1.46	8	680	34	1.33	5	236	0.09	43	10	288	30
JM DH-07-06	630	631	204128	EXT	0.14	1.1	7.28	5	750	1.8	2	0.26	2.7	8	2	1655	4.25	1.88	0.81	288	30	1.28	6	750	11	1.18	5	207	0.1	53	10	281	30
JM DH-07-06	631	632	204129	EXT	0.15	0.7	6.89	5	840	1.2	2	0.55	2.9	10	3	1430	4.22	2.12	0.83	403	31	1.38	4	380	25	1.18	5	183	0.1	47	10	390	30
JM DH-07-06	632	633	204130	EXT	0.107	0.5	7.36	8	580	1.3	2	0.54	2.5	8	3	1505	4.32	2.03	0.78	338	24	1.82	8	770	18	1.81	6	182	0.08	47	10	252	20
JM DH-07-06	633	634	204131	EXT	0.132	0.7	6.81	8	980	1	2	1.54	2.3	8	7	2150	3.83	1.88	0.77	383	12	1.73	6	440	18	1.82	5	173	0.1	48	10	144	20
JM DH-07-06	634	635	204132	EXT	0.124	0.9	6.16	5	810	0.8	2	2.02	2.2	6	4	1980	3.7	1.88	0.63	306	174	1.52	7	490	18	2.17	5	276	0.11	45	10	130	20
JM DH-07-06	635	636	204133	EXT	0.005	0.6	6.62	5	800	0.8	2	1.88	2.8	7	7	1285	4.1	2.01	0.78	334	35	2.84	6	510	22	1.88	5	286	0.14	46	10	118	20
JM DH-07-06	636	637	204134	EXT	0.130	0.8	6.79	5	880	0.8	2	1.9	2.8	8	4	2280	4.40	2.83	0.78	382	26	1.84	4	500	23	1.6	5	284	0.13	48	10	148	20
JM DH-07-06	637	638	204135	EXT	0.140	1	7.88	5	400	1.1	2	1.16	3	8	12	2400	4.58	1.87	0.77	366	36	1.5	9	530	22	2.47	5	188	0.08	46	10	154	20
JM DH-07-06	638	639	204136	EXT	0.132	0.8	6.66	11	640	1.2	2	0.82	3	10	4	2280	5.82	1.91	0.91	481	56	1.11	7	480	17	1.38	5	170	0.12	53	10	235	30
JM DH-07-06	639	640	204137	EXT	0.13	0.8	6.06	6	680	1.8	2	0.45	3.8	8	10	2100	5.98	1.88	1.22	780	34	0.88	7	680	18	1.48	6	178	0.12	61	10	311	30
JM DH-07-06	640	641	204138	EXT	0.128	0.7	6.88	5	660	1.2	2	0.41	3	9	10	1830	4.77	2.06	0.82	463	27	1.12	7	600	24	0.83	5	188	0.13	57	10	315	30
JM DH-07-06	641	642	204139	EXT	0.105	0.7	7.11	12	620	1	2	1.28	3.5	10	4	1710	5.14	1.86	0.81	437	108	1.88	5	830	32	1.83	5	196	0.15	53	10	160	20
JM DH-07-06	642	643	204140	EXT	0.085	0.7	6.61	5	600	1	2	2.26	3	8	5	1385	4.6	2.22	1.11	379	17	1.98	3	510	18	2.26	5	333	0.11	46	10	126	20
JM DH-07-06	643	644	204141	EXT	0.088	0.8	6.58	18	480	1	2	2.35	3.7	7	15	1730	4.52	2.01	0.87	368	26	1.07	6	590	16	2.35	5	332	0.12	51	10	88	20
JM DH-07-06	644	645	204142	EXT	0.125	0.8	6.08	11	640	1	2	1.62	2.5	7	4	2830	4.06	1.84	0.8	380	94	0.58	4	510	37	2.16	5	148	0.09	48	10	124	20
JM DH-07-06	645	646	204143	EXT	0.1	0.8	6.46	5	380	1	2	1.82	2.2	7	2	1800	3.94	2.1	0.56	514	61	0.88	4	510	17	2.88	5	241	0.07	40	10	98	10
JM DH-07-06	646	647	204144	EXT	0.082	0.7	7.17	5	840	1	2	1.08	2.4	8	8	1210	4.1	1.9	0.78	380	15	1.78	3	990	24	1.44	5	202	0.11	48	10	150	10
JM DH-07-06	647	648	204145	EXT	0.071	0.6	7	5	630	1.1	2	0.72	2.8	6	4	934	3.98	1.82	0.79	388	4	1.67	7	480	38	1.16	5	201	0.09	61	10	208	10
JM DH-07-06	648	649	204146	EXT	0.180	1.5	5.95	13	300	1.1	2	0.66	3	6	2	3450	4.28	2.38	0.41	735	60	0.89	5	530	46	3.14	5	144	0.07	45	10	210	30
JM DH-07-06	649	650	204147	EXT	0.218	1.6	6.40	16	300	1.1	2	1.52	0.5	6	6	3630	3.94	1.88	0.58	222	288	1.21	5	420	26	2.98	5	178	0.1	52	10	94	20
JM DH-07-06	650	651	204148	EXT	0.101	1.1	6.72	5	480	0.9	2	2.31	0.5	4	6	1470	3.7	2.87	0.84	288	18	1.76	3	570	30	2.58	5	315	0.09	42	10	82	10
JM DH-07-06	651	652	204149	EXT	0.086	0.6	6.83	5	980	1	2	1.8	0.5	5	6	1865	3.91	2.36	0.81	267	40	1.48	6	980	31	2.21	5	207	0.09	50	10	103	10

RCH	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	652	653	204150	EXT	0.1	1	5.39	8	430	0.8	2	0.86	0.5	5	2	1355	3.17	1.8	0.56	184	20	0.8	4	470	21	1.72	5	82	0.07	38	10	78	10
JM DH-07-06	653	654	204151	EXT	0.108	0.8	6.79	7	630	1.3	2	1.14	0.5	5	1	2180	3.86	2.3	0.79	274	128	0.66	5	550	23	1.8	5	166	0.09	88	10	130	10
JM DH-07-06	654	655	204152	EXT	0.164	1	6.31	5	450	1	2	1.44	0.5	5	2	2560	3.67	2.04	0.64	310	47	1.1	[illegible]	480	19	2.5	5	275	0.11	56	10	74	10
JM DH-07-06	655	656	204153	EXT	0.073	0.8	7.04	11	630	0.8	2	2.42	0.5	4	6	1110	4.08	2.39	0.75	583	22	1.7	4	530	29	2.24	5	380	0.14	67	10	128	10
JM DH-07-06	656	657	204154	EXT	0.101	0.7	6.45	12	430	1	2	1.88	0.5	3	7	2030	4.2	2.37	0.69	318	28	0.71	6	570	17	2.66	5	180	0.12	54	10	79	10
JM DH-07-06	657	658	204155	EXT	0.12	0.6	7.12	8	350	1.2	2	1.07	0.5	3	3	1785	4.62	2.3	0.8	338	18	1.5	8	800	23	2.44	5	176	0.1	64	10	102	10
JM DH-07-06	658	659	204156	EXT	0.202	1.4	6.42	8	360	1.1	2	1.44	0.5	2	1	1930	3.6	1.94	0.62	436	166	1.82	3	480	19	1.82	5	186	0.1	46	10	117	20
JM DH-07-06	659	660	204157	EXT	0.08	0.7	7.15	8	380	1.1	2	1.98	0.5	4	7	1300	4.57	2.23	0.75	416	16	0.98	8	620	17	2.48	5	283	0.09	53	10	106	10
JM DH-07-06	660	661	204158	EXT	0.083	0.7	7.21	5	600	1.3	2	1.4	0.5	4	7	793	4.31	1.82	0.69	478	9	1.16	2	740	27	1.91	5	140	0.1	66	10	106	10
JM DH-07-06	661	662	204159	EXT	0.117	0.8	7.2	11	530	1.2	2	1.14	0.5	3	4	2010	4.46	1.82	0.67	328	51	0.61	6	510	22	1.82	5	182	0.13	63	10	106	10
JM DH-07-06	662	663	204160	EXT	0.123	0.8	5.82	11	540	1	2	1.45	0.5	4	8	3000	4.82	2.1	0.79	345	132	0.42	4	500	14	1.78	5	446	0.08	52	10	93	10
JM DH-07-06	663	664	204161	EXT	0.17	1.2	7.82	5	330	1.2	2	2.17	0.5	4	2	2300	4.12	2.34	0.8	348	35	0.33	5	530	7	2.61	5	416	0.11	60	10	98	10
JM DH-07-06	664	665	204162	EXT	0.080	0.5	5.74	5	340	1	2	2.17	0.8	4	1	1730	3.75	2.15	0.53	294	53	0.45	2	480	15	2.57	5	382	0.1	48	10	73	10
JM DH-07-06	665	666	204163	EXT	0.094	0.5	4.51	5	540	0.8	2	1.26	0.5	4	6	1405	3.99	1.74	0.6	266	30	1.29	4	440	19	1.34	5	211	0.1	40	10	118	20
JM DH-07-06	666	667	204164	EXT	0.078	0.5	6.08	5	510	0.8	2	1.84	0.6	5	1	1275	4	1.67	0.59	223	26	1.15	1	440	15	1.95	5	226	0.09	45	10	83	20
JM DH-07-06	667	668	204165	EXT	0.079	0.5	6.56	6	540	0.8	2	1.82	0.8	4	3	1055	4.11	1.87	0.66	267	28	1.3	3	400	10	1.82	5	144	0.1	44	10	73	10
JM DH-07-06	668	669	204166	EXT	0.103	0.5	6.7	5	540	1.1	2	0.44	0.8	4	3	1455	3.67	1.82	0.73	312	47	1.12	5	460	16	1.08	5	150	0.09	42	10	164	10
JM DH-07-06	669	670	204167	EXT	0.073	0.5	5.98	5	540	1.1	2	0.43	0.6	7	4	1995	3.86	1.98	0.66	319	48	0.45	3	370	13	1.19	5	87	0.04	41	10	139	10
JM DH-07-06	670	671	204168	EXT	0.158	0.8	5.9	7	300	1.2	2	0.83	0.6	5	5	2330	3.76	1.8	0.45	318	254	0.48	3	570	17	2.63	5	119	0.05	33	10	142	20
JM DH-07-06	671	672	204169	EXT	0.172	0.7	6.14	5	340	1.1	2	1.54	0.6	6	1	2840	3.66	1.87	0.57	316	167	0.67	3	500	20	2.76	5	179	0.07	38	10	98	20
JM DH-07-06	672	673	204170	EXT	0.084	0.5	6.03	10	460	1	2	1.94	0.7	5	10	1150	3.61	1.71	0.62	334	14	1.12	4	480	19	1.95	5	216	0.09	38	10	134	10
JM DH-07-06	673	674	204171	EXT	0.1	0.5	5.64	7	220	0.8	2	2.11	0.8	5	7	1305	4.08	2.38	0.78	242	30	0.66	3	420	15	3.8	5	247	0.06	42	10	60	10
JM DH-07-06	674	675	204172	EXT	0.081	0.5	6.16	6	290	1	2	1.86	0.6	4	1	1180	3.45	1.81	0.49	265	53	0.44	3	450	11	2.48	5	201	0.05	40	10	121	10
JM DH-07-06	675	676	204173	EXT	0.064	0.5	6.83	5	520	1.6	2	1.47	0.7	4	6	1045	4.08	1.5	0.51	296	11	0.11	2	670	16	2.14	5	175	0.08	48	10	133	10
JM DH-07-06	676	677	204174	EXT	0.094	0.5	5.88	11	620	1.4	2	1.44	0.8	4	6	1965	2.61	2.05	0.31	103	79	0.08	2	580	6	1.81	5	72	0.07	46	10	71	10
JM DH-07-06	677	678	204175	EXT	0.112	0.5	5.98	25	160	0.7	2	1.44	1	4	1	1380	3.43	2.19	0.23	88	73	0.06	3	330	40	3.87	5	103	0.05	44	10	88	20
JM DH-07-06	678	679	204176	EXT	0.109	0.5	6.58	5	860	1.1	2	0.79	0.8	4	3	2180	3.25	1.4	0.53	151	50	0.35	5	340	15	1.09	5	382	0.06	44	10	124	10
JM DH-07-06	679	680	204177	EXT	0.043	0.5	6.51	5	670	1.2	2	1.36	0.7	7	1	1345	3.28	1.82	0.66	229	135	0.19	5	540	11	1.94	5	238	0.08	45	10	98	10
JM DH-07-06	680	681	204178	EXT	0.123	0.8	5.04	42	450	1.2	2	1.36	0.8	3	6	2050	2.44	2.1	0.45	306	443	0.08	1	480	36	1.87	6	106	0.06	38	10	122	10
JM DH-07-06	681	682	204179	EXT	0.152	0.5	6.27	10	400	1.3	2	1.08	0.5	4	2	2610	3.51	2.38	0.78	328	21	0.43	4	480	12	2.12	5	161	0.09	48	10	122	10
JM DH-07-06	682	683	204180	EXT	0.108	0.8	6.12	5	520	1	2	1.62	0.7	6	1	1738	3.98	1.87	0.78	305	131	1.08	3	480	13	1.98	5	141	0.1	41	10	87	10
JM DH-07-06	683	684	204181	EXT	0.108	0.5	6.34	8	530	1.3	5	1.1	0.7	5	1	1395	4.27	1.86	0.91	351	134	1.48	3	640	17	1.44	5	313	0.11	43	10	125	10
JM DH-07-06	684	685	204182	EXT	0.198	0.6	6.32	5	480	1.4	3	1.58	0.7	5	1	3510	4.22	2.02	0.92	288	48	0.98	5	380	12	2.01	5	118	0.1	54	10	121	20
JM DH-07-06	685	686	204183	EXT	0.063	0.5	6.14	5	900	0.9	2	1.22	0.8	5	8	1418	4.3	1.79	0.7	373	63	1.3	5	900	22	1.22	5	254	0.12	45	10	139	10
JM DH-07-06	686	687	204184	EXT	0.083	0.5	7.08	5	940	1.2	2	1.2	0.8	7	1	1985	4.36	2.12	0.71	387	15	1.22	4	540	17	1.45	5	182	0.12	44	10	118	120
JM DH-07-06	687	688	204185	EXT	0.103	0.6	5.61	5	470	0.9	3	1.75	0.8	10	3	1818	4.53	1.73	0.56	256	61	0.61	4	480	16	1.82	5	158	0.07	44	10	108	20
JM DH-07-06	688	689	204186	EXT	0.07	0.5	5.72	5	280	1	2	2.14	1.4	4	8	1135	3.65	1.68	0.53	411	42	1.14	5	470	26	2.08	5	221	0.1	38	10	174	20
JM DH-07-06	689	690	204187	EXT	0.1	0.5	6.1	5	900	1	2	1.04	0.8	4	7	1475	3.58	2.14	0.88	372	61	0.98	3	430	25	2.08	5	230	0.1	41	10	108	10
JM DH-07-06	690	691	204188	EXT	0.128	0.5	6.17	5	300	1	3	2.72	0.7	7	1	1840	3.58	1.65	0.81	348	16	0.97	3	440	17	2.58	5	275	0.1	43	10	98	10
JM DH-07-06	691	692	204189	EXT	0.1	0.5	5.88	5	510	0.8	2	2.26	0.9	4	4	1515	3.4	2.16	0.61	450	180	1.02	4	440	17	2.24	5	278	0.11	61	10	110	10
JM DH-07-06	692	693	204190	EXT	0.192	0.8	2.91	5	380	0.5	2	0.74	0.5	4	7	2820	2.08	1.65	0.38	373	136	0.15	6	230	22	1.08	5	78	0.03	23	10	70	10
JM DH-07-06	693	694	204191	EXT	0.23	1.1	3.47	5	380	0.8	3	0.58	1	3	8	3870	2.63	1.84	0.6	418	72	0.12	3	240	31	1.25	5	68	0.05	34	10	161	20
JM DH-07-06	694	695	204192	EXT	0.183	0.8	2.82	5	240	0.8	2	0.52	0.8	5	1	2830	2.58	1.47	0.58	408	67	0.08	3	220	18	1.31	5	37	0.03	28	10	136	10
JM DH-07-06	695	696	204193	EXT	0.166	0.8	3.16	5	240	0.8	3	0.42	0.7	3	1	3580	2.32	1.88	0.44	328	138	0.08	2	400	6	1.19	5	18	0.03	38	10	40	10
JM DH-07-06	696	697	204194	EXT	0.208	1	3.08	5	340	0.8	2	0.25	1.8	5	1	4250	2.61	1.88	0.54	400	53	0.23	5	278	9	1.34	5	72	0.03	30	10	292	20
JM DH-07-06	697	698	204195	EXT	0.176	0.5	3.38	5	340	0.7	2	0.72	0.8	8	11	3270	2.97	1.66	0.51	448	29	0.16	4	180	14	1.64	5	65	0.04	30	10	116	10
JM DH-07-06	698	699	204196	EXT	0.162	0.6	3.38	5	610	0.5	2	0.75	0.8	3	1	3058	3.17	1.63	0.43	457	80	0.31	3	220	21	1.17	5	91	0.04	37	10	162	20
JM DH-07-06	699	700	204197	EXT	0.244	1.2	3.17	5	350	0.7	2	1.11	0.8	4	2	4000	2.38	1.42	0.46	378	66	0.26	4	718	14	1.47	5	114	0.05	30	10	85	30
JM DH-07-06	700	701	204198	EXT	0.181	0.8	4.56	5	940	0.7	2	1.46	0.8	4	4	2980	3.78	1.98	0.86	454	132	0.65	4	278	20	1.63	5	158	0.07	46	10	114	30
JM DH-07-06	701	702	204199	EXT	0.108	0.5	6.82	7	330	1.3	2	2.79	0.8	7	11	2280	3.06	1.76	0.91	448	34	2.32	7	820	19	2.75	5	454	0.15	65	10	71	20
JM DH-07-06	702	703	204200	EXT	0.075	0.5	6.4	8	380	1.6	3	2.97	1.1	10	2	1750	3.16	2.33	0.83	457	38	1.76	5	880	18	3.13	5	382	0.13	42	10	103	20
JM DH-07-06	703	704	205201	EXT	0.046	0.5	6.36	6	250	1.8	2	1.81	1	11	3	1245	3.23	1.97	0.74	344	81	0.66	4	780	30	3.01	5	157	0.11	62	10	134	10
JM DH-07-06	704	705	205202	EXT	0.128	0.9	4.93	4	910	1	2	1.08	0.8	7	5	2130	4.56	1.6	0.46	375	85	0.24	5	380	17	2	5	150	0.08	45	10	98	20
JM DH-07-06	705	706	205203	EXT	0.084	0.6	5.01	5	510	0.6	2	1.14	1.5	5	8	1885	4.35	1.88	0.56	530	90	0.17	4	380	30	1.3	5	63	0.11	41	10	186	30
JM DH-07-06	706	707	[illegible]	EXT	0.106	0.5	4.75	5	900	0.7	2	1.38	1.2	6	2	1810	4.08	1.5	0.54	438	58	0.52	3	380	34	1.51	5	85	0.1	40	10	107	20
JM DH-07-06	707	708	205205	EXT	0.113	0.8	5.25	5	530	0.8	2	1.34	1.1	7	4	2240	4.4	2.2	0.67	506	31	0.5	5	380	34	1.85	5	159	0.11	43	10	148	20
JM DH-07-06	708	709	205206	EXT	0.088	0.6	5.27	6	900	0.6	3	1.36	1.2	4	5	1110	4.52	1.48	0.58	671	41	0.8	3	380	28	1.34	5	141	0.11	48	10	128	20
JM DH-07-06	709	710	205207	EXT	0.179	0.7	4.98	13	480	0.9	2	0.89	1	8	7	3588	4.4	2.1	0.38	342	61	0.14	4	380	27	1.62	5	131	0.09	50	10	81	30
JM DH-07-06	710	711	205208	EXT	0.087	0.5	4.73	8	500	0.7	2	1.06	0.9	8	11	1588	4.17	1.64	0.56	613	30	0.5	8	310	25	1.22	5	148	0.1	37	10	137	20
JM DH-07-06	711	712	205209	EXT	0.081	0.7	4.57	7	910	0.6	1	1.41	0.6	4	3	1605	4.22	2.42	0.57	488	16	0.58	1	378	33	1.41	5	135	0.1	45	10	98	160
JM DH-07-06	712	713	205210	EXT	0.15	0.5	3.4	5	400	0.6	3	1.29	0.6	8	12	3888	4.81	1.75	0.7	681	117	0.25	1	278	52	1.38	5	111	0.12	57	10	120	160
JM DH-07-06	713	714	205211	EXT	0.202	1.1	3.88	8	480	0.7	3	1.12	1.1	5	11	3318	4.51	2.11	0.63	874	23	0.28	1	340	58	1.48	5	101	0.15	53	10	188	120
JM DH-07-06	714	715	205212	EXT	0.418	1.3	4.15	8	380	0.8	6	1.11	0.8	7	1	4578	4.46	1.88	0.58	1025	64	0.22	1	340	32	1.8	5	112	0.14	58	10	131	120
JM DH-07-06	715	716	205213	EXT	0.128	0.7	4.28	8	430	0.7	4	1.36	0.8	4	1	2428	4.42	2.3	0.64	850	42	0.32	1	380	36	1.67	5	142	0.09	53	10	100	60
JM DH-07-06	716	717	205214	EXT	0.117	0.6	4.66	8	570	1.1	4	1.06	0.4	5	8	3070	3.88	2.37	0.81	550	33	1.06	1	530	31	1.88	5	226	0.13	44	10	114	50
JM DH-07-06	717	718	205215	EXT	0.112	0.8	4.47	16	230	1.2	4	0.87	1.2	7	7	1040	3.86	2.25	0.66	878	38	0.84	2	500	46	2.38	5	148	0.09	44	10	148	50
JM DH-07-06	718	719	205216	EXT	0.06	0.5	4.19	12	330	0.9	3	2.05	0.8	6	6	1665	4.06	2.25	0.88	707	32	0.82	1	520	28	2.38	6	238	0.14	48	10	108	40
JM DH-07-06	719	720	205217	EXT	0.109	0.6	4.64	8	420	1.2	3	1.82	1	5	1	2788	4.06	2.48	0.78	565	284	0.07	1	540	33	2.17	5	236	0.16	50	10	145	40
JM DH-07-06	720	721	205218	EXT	0.164	1	4.64	16	380	1	5	0.73	1.4	8	18	3720	3.58	2.2	0.6	811	65	0.24	1	530	48	1.87	5	88	0.08	46	10	160	50
JM DH-07-06	721	722	205219	EXT	0.154	1.1	4.38	13	270	0.7	5	0.82	0.6	4	9	3140	3.98	2.22	0.48	340	198	0.2	1	280	41	2.4	5	102	0.08	48	10	78	40
JM DH-07-06	722	723	205220	EXT	0.197	0.5	4.98	5	380	1	5	1.47	0.7	6	12	3448	4.2	2.52	0.6	344	48	0.6	1	430	28	2.3	5	188	0.17	54	10	67	50
JM DH-07-06	723	724	205221	EXT	0.238	0.8	4.17	12	310	0.6	4	1.71	0.8	6	1	4588	3.41	2.02	0.76	386	116	0.38	1	380	34	2.26	5	154	0.08	48	10	66	50
JM DH-07-06	724	725	205222	EXT	0.175	0.5	3.82	5	310	0.6	5	1.42	0.5	4	1	3180	4.38	2.3	0.61	321	31	0.31	1	380	21	1.84	5	132	0.1	54	10	54	50
JM DH-07-06	725	726	205223	EXT	0.208	0.6	3.61	7	440	0.7	5	1.33	0.7	3	18	4310	3.46	2.04	0.56	448	100	0.18	1	640	30	1.65	5	124	0.08	44	10	82	40
JM DH-07-06	726	727	205224	EXT	0.16	0.6	3.7	5	300	0.5	5	1.79	0.6	3	7	3880	3.32	2.07	0.46	381	78	0.1	1	480	26	2.4	5	140	0.08	42	10	79	40
JM DH-07-06	727	728	205225	EXT	0.144	0.7	2.62	5	330	0.6	6	0.88	0.5	3	3	2820	3.31	1.87	0.44	366	80	0.1	1	230	22	1.3	5	91	0.06	38	10	77	40
JM DH-07-06	728	729	205226	EXT	0.212	0.6	3.88	5	290	0.6	3	1.3	0.8	6	15	2820	4.22	2.38	0.54	418	13	0.41	1	310	30	2.13	5	108	0.08	45	10	73	40
JM DH-07-06	729	730	205227	EXT	0.131	0.6	3.82	5	270	0.6	4	1.22	0.5	14	1	2230	4.48	2.24	0.5	370	25	0.15	1	310	23	2.74	8	44	0.07	43	10	82	40
JM DH-07-06	730	731	205228	EXT	0.121	0.5	4.58	7	400	0.8	3	1.38	0.8	5	8	2480	4.01	1.96	0.77	544	18	0.27	1	380	31	1.77	5	137	0.11	54	10	100	40
JM DH-07-06	731	732	205229	EXT	0.133	0.5	5.66	5	380	0.9	3	1.98	0.8	5	1	2350	4.07	2.35	0.66	428	16	0.46	1	440	26	3.43	5	230	0.11	49	10	67	30
JM DH-07-06	732	733	205230	EXT	0.141	0.6	5.78	8	370	1	4	2.21	0.7	5	23	2840	4.25	2.47	0.85	501	284	0.88	2	440	25	2.36	5	221	0.13	54	10	75	30
JM DH-07-06	733	734	205231	EXT	0.213	0.7	4.37	16	250	0.7	6	1.6	1.1	7	1	4138	3.67	1.98	0.48	313	180	0.16	1	340	27	3.24	5	207	0.08	43	10	114	40
JM DH-07-06	734	735	205232	EXT	0.128	0.8	5.24	11	300	1.1	3	2.21	0.7	6	18	2848	3.92	2.18	0.66	420	182	0.8	3	520	27	2.57	8	175	0.11	53	10	107	30
JM DH-07-06	735	736	205233	EXT	0.171	0.6	3.48	6	330	0.7	4	1.36	0.5	3	3	2970	3.21	1.88	0.46	347	131	0.13	1	200	30	2.06	5	134	0.07	38	10	80	40
JM DH-07-06	736	737	205234	EXT	0.188	0.7	3.7	5	380	0.8	4	1.29	0.5	3	1	3280	3.78	1.61	0.38	320	43	0.08	1	300	24	1.63	5	170	0.07	44	10	130	40
JM DH-07-06	737	738	205235	EXT	0.119	0.7	4.68	6	230	1	3	1.33	0.6	4	19	2170	4.4	2.41	0.42	283	30	0.08	2	330	47	2.1	8	107	0.1	61	10	172	30
JM DH-07-06	738	739	205236	EXT	0.16	0.8	4.21	5	700	1	5	0.4	0.5	4	1	3420	3.34	2.08	0.38	115	83	0.06	2	230	19	1.02	5	45	0.06	56	10	88	30
JM DH-07-06	739	740	205237	EXT	0.13	0.7	3.98	136	210	0.5	3	0.37	0.5	3	1	1880	3.38	1.71	0.15	103	38	0.07	1	230	38	2.25	11	67	0.06	41	10	80	40
JM DH-07-06	740	741	205238	EXT	0.127	0.7	4.6	278	270	0.6	6	1.13	0.6	2	7	2360	2.82	1.98	0.08	98	66	0.06	1	280	44	2.57	10	76	0.05	51	10	88	50
JM DH-07-06	741	742	205239	EXT	0.117	0.5	3.94	5	400	0.8	5	1.42	0.5	4	16	2850	3.86	1.94	0.5	140	76	0.04	2	380	12	1.8	5	66	0.06	48	10	113	20
JM DH-07-06	742	743	205240	EXT	0.107	0.5	4.45	19	340	0.7	4	1.82	0.7	5	2	2580	3.77	2.16	0.38	132	48	0.05	1	350	15	2.35	5	145	0.07	43	10	122	20
JM DH-07-06	743	744	205241	EXT	0.076	0.6	5.56	6	310	0.8	2	2.14	0.6	7	4	1800	4.36	2.5	0.78	564	212	0.05	3	840	18	2.77	5	180	0.11	61	10	100	20
JM DH-07-06	744	745	205242	EXT	0.144	1	4.6	6	430	0.8	4	1.64	0.6	6	22	2910	5.86	2.58	0.64	838	52	0.15	3	440	35	1.45	5	158	0.14	64	10	158	30
JM DH-07-06	745	746	205243	EXT	0.144	0.6	4.18	6	310	0.6	5	1.38	0.7	6	15	2240	4.18	2.25	0.74	514	120	0.13	3	330	24	1.9	5	122	0.06	48	10	138	30
JM DH-07-06	746	747	205244	EXT	0.105	0.8	4.42	8	650	0.8	6	1.38	0.6	5	12	2880	4.7	2.52	0.57	388	103	0.34	4	370	21	2.22	5	132	0.08	48	10	132	30
JM DH-07-06	747	748	205245	EXT	0.084	0.6	5.45	8	650	0.8	3	1.58	0.6	4	6	1850	4.86	2.76	0.88	490	11	0.22	1	380	20	1.7	5	151	0.11	61	10	196	30
JM DH-07-06	748	749	205246	EXT	0.12	0.6	4.88	27	520	1.2	4	0.88	0.5	4	11	1485	4.88	2.56	0.45	453	15	0.12	2	430	25	2.34	7	61	0.06	48	10	164	40
JM DH-07-06	749	750	205247	EXT	0.13	0.5	4.78	13	610	2.1	5	0.38	0.8	4	9	1880	4.48	2.87	0.48	446	37	0.08	4	430	23	1.37	5	118	0.1	48	10	380	30
JM DH-07-06	750	751	205248	EXT	0.223	0.6	4.98	188	140	2	5	0.52	0.6	18	17	1830	5.08	2.17	0.37	153	28	0.06	8	600	38	4.25	12	164	0.11	60	10	104	60
JM DH-07-06	751	752	205249	EXT	0.129	0.5	4.33	5	380	0.7	2	1	0.5	8	3	1740	3.91	2.07	0.17	84	35	0.08	1	270	12	1.88	5	58	0.07	60	10	63	20
JM DH-07-06	752	753	205250	EXT	0.1	0.5	4	16	180	0.6	3	1.2	0.5	6	14	1285	3.45	1.84	0.12	82	25	0.06	2	310	25	3.22	5	58	0.06	62	10	41	20
JM DH-07-06	753	754	205251	EXT	0.091	0.5	3.88	8	470	1.1	6	1.18	0.5	7	3	1636	4.26	2.33	0.45	535	43	0.07	2	280	18	1.53	5	78	0.08	48	10	120	20
JM DH-07-06	754	755	205252	EXT	0.095	0.5	4.62	5	570	1.2	2	1.29	0.5	8	10	1825	4.38	3.07	0.45	566	44	0.08	1	350	17	1.87	5	102	0.08	48	10	126	20
JM DH-07-06	755	756	205253	EXT	0.146	0.6	5.02	5	980	0.9	3	1.3	0.8	8	2	2080	4.44	2.83	0.73	346	30	0.38	3	370	16	1.53	5	82	0.11	57	10	178	20
JM DH-07-06	756	757	205254	EXT	0.111	0.5	4.53	8	350	0.6	5	1.08	0.5	6	2	2210	4.7	2.63	0.73	300	43	0.44	2	310	17	1.52	6	66	0.11	51	10	134	20
JM DH-07-06	757	758	205255	EXT	0.08	0.6	5.04	5	380	0.6	2	1.38	0.5	5	21	1110	4.93	2.72	0.76	371	26	0.75	1	410	15	1.41	5	100	0.12	62	10	144	30
JM DH-07-06	758	759	205256	EXT	0.089	0.5	3.74	5	480	0.7	3	1.08	0.5	6	3	1480	4.96	2.91	0.67	330	22	0.38	1	380	16	1.24	5	84	0.1	51	10	148	30
JM DH-07-06	759	760	205257	EXT	0.103	0.5	4.48	5	850	0.8	4	1.01	0.5	6	3	2130	5.12	2.67	0.78	311	34	0.38	1	370	17	1.33	5	96	0.11	58	10	120	30
JM DH-07-06	760	761	205258	EXT	0.168	0.7	4.72	5	620	0.8	2	0.83	0.6	6	18	3540	5.11	2.74	0.7	338	19	0.29	3	380	18	1.38	8	81	0.1	48	10	112	30
JM DH-07-06	761	762	205259	EXT	0.115	0.5	4.67	5	580	0.8	1	1	0.5	5	19	2430	4.48	2.88	0.72	519	41	0.34	1	380	16	1.22	5	78	0.08	48	10	172	30
JM DH-07-06	762	763	205260	EXT	0.131	1.1	4.41	73	610	1.3	2	0.54	1	5	2	2800	4.52	2.8	0.82	808	337	0.1	1	340	30	1.48	5	64	0.1	53	10	142	30
JM DH-07-06	763	764	205261	EXT	0.062	0.8	3.72	5	480	0.8	3	0.5	0.5	5	16	1575	4.44	2.6	0.82	728	55	0.08	1	380	20	0.81	5	51	0.08	46	10	132	30
JM DH-07-06	764	765	205262	EXT	0.087	0.5	4.85	8	710	0.8	3	0.5	0.5	5	2	3080	4.87	2.7	0.51	843	158	0.17	2	470	20	1.01	5	70	0.08	61	10	127	30
JM DH-07-06	765	766	205263	EXT	0.123	0.5	5	62	340	1.2	3	0.96	0.6	11	2	1830	6.51	2.81	0.38	432	63	0.08	3	440	68	3.44	5	125	0.08	64	10	138	40

HOLE	From	To	SAM	CAT	Au_ppm	Ag_ppm	Al_%	As_ppm	Ba_ppm	Be_ppm	Bi_ppm	Ca_%	Cd_ppm	Co_ppm	Cr_ppm	Cu_ppm	Fe_%	K_%	Mg_%	Mn_ppm	Mo_ppm	Na_%	Ni_ppm	P_ppm	Pb_ppm	S_%	Sb_ppm	Sr_ppm	Ti_%	V_ppm	W_ppm	Zn_ppm	Hg_1_ppb
JM DH-07-06	766	767	205264	EXT	0.228	1	4.43	207	300	1.4	7	0.71	3.6	12	8	3560	6.19	2.64	0.42	1245	24	0.88	3	400	86	3.78	8	134	0.07	51	10	587	118
JM DH-07-06	767	768	205265	EXT	0.14	0.7	5.14	5	660	1.1	4	0.87	0.5	7	2	2450	4.88	2.63	0.86	822	44	0.38	1	430	13	1.38	5	95	0.11	54	10	196	30
JM DH-07-06	768	769	205266	EXT	0.125	0.5	4.98	5	630	0.8	2	1	0.6	6	14	2220	5.14	2.62	0.06	364	16	0.63	1	340	15	1.38	5	67	0.12	54	10	140	20
JM DH-07-06	769	770	205267	EXT	0.105	0.6	5.37	5	630	1	4	1.17	0.5	5	1	2000	5.2	2.67	0.42	416	31	0.45	1	400	12	1.44	5	88	0.13	58	10	172	20
JM DH-07-06	770	771	205268	EXT	0.182	0.7	4.78	5	610	0.8	6	0.82	0.5	4	1	2640	4.53	2.81	0.86	444	194	0.17	1	370	14	1.2	5	74	0.1	58	10	180	20
JM DH-07-06	771	772	205269	EXT	0.112	0.7	4.37	5	560	1	2	0.86	0.5	7	17	2880	4.78	2.44	0.47	638	185	0.08	1	270	24	1.82	5	78	0.08	67	10	111	20
JM DH-07-06	772	773	205270	EXT	0.116	0.6	4.44	5	480	1	2	1.41	0.5	8	6	2300	4.94	2.57	0.43	484	38	0.07	1	290	20	2.17	5	56	0.08	50	10	91	20
JM DH-07-06	773	774	205271	EXT	0.084	0.5	5.14	6	570	1.3	2	1.06	0.5	3	2	1625	4.45	2.44	0.27	785	12	0.1	1	480	38	2.19	5	145	0.08	44	10	135	20
JM DH-07-06	774	775	205272	EXT	0.215	0.6	4.32	18	560	0.8	5	0.45	0.5	6	13	4050	3.78	2.18	0.18	134	212	0.08	1	280	26	1.82	5	48	0.08	48	10	88	20
JM DH-07-06	775	776	205273	EXT	0.081	0.7	4.33	7	570	1	4	0.2	0.5	2	2	1480	4.88	2.1	0.7	145	26	0.07	1	330	21	0.8	6	40	0.08	50	10	81	20
JM DH-07-06	776	777	205274	EXT	0.112	0.6	4.88	71	410	1	5	0.44	1.3	6	5	2150	4.78	2.33	0.18	124	26	0.08	1	370	41	2.8	8	41	0.1	52	10	188	50
JM DH-07-06	777	778	205275	EXT	0.135	0.5	5.53	8	660	0.8	2	0.83	0.5	6	7	2010	3.96	2.56	0.18	93	63	0.1	1	330	19	2.17	6	100	0.08	58	10	92	10
JM DH-07-06	778	779	205276	EXT	0.096	0.5	6.51	5	690	1.3	3	2.87	0.5	4	6	1335	4.18	2.58	0.24	85	19	0.12	1	370	22	1.41	5	125	0.09	44	10	78	10
JM DH-07-06	779	780	205277	EXT	0.183	0.5	5.13	14	120	0.6	3	0.85	0.5	7	14	1725	4.37	2.12	0.08	118	46	0.11	2	470	61	5.04	6	224	0.04	51	10	38	20
JM DH-07-06	780	781	205278	EXT	0.104	0.5	5.43	17	130	0.7	3	1	0.5	5	1	1020	3.76	2.11	0.07	71	37	0.12	1	440	47	4.83	10	204	0.05	53	10	23	10
JM DH-07-06	781	782	205279	EXT	0.116	0.5	5.26	88	40	0.5	2	0.85	0.5	3	4	1130	3.73	1.44	0.05	105	7	0.40	1	370	127	8.48	10	243	0.08	44	10	32	18
JM DH-07-06	782	783	205280	EXT	0.016	0.5	7.07	34	30	0.5	2	0.72	0.5	1	12	143	1.42	1.32	0.05	137	6	0.01	1	380	176	8.77	16	350	0.05	56	10	24	18
JM DH-07-06	783	784	205281	EXT	0.136	0.5	6.84	88	20	0.5	2	1.68	0.5	1	6	296	3.31	1.19	0.02	306	10	0.64	1	560	147	9.02	41	388	0.03	44	10	54	20
JM DH-07-06	784	785	205282	EXT	0.088	0.5	7.37	128	30	0.5	2	2.29	0.8	1	18	679	1.48	1.5	0.01	143	30	0.94	1	480	187	8.28	38	334	0.03	58	10	44	20
JM DH-07-06	785	786	205283	EXT	0.057	0.5	4.84	98	70	0.5	2	1.53	0.5	3	18	784	2.84	1.7	0.06	95	76	0.29	5	370	87	4.87	17	272	0.04	45	10	146	20
JM DH-07-06	786	787	205284	EXT	0.081	0.5	5.85	42	100	0.7	4	1.8	0.8	5	2	720	3.74	2.71	0.11	43	4	0.12	1	400	57	5.16	12	190	0.06	43	10	52	20
JM DH-07-06	787	788	205285	EXT	0.152	0.5	5.92	42	140	1.1	2	1.14	0.5	6	11	1720	3.67	2.38	0.13	84	32	0.12	2	480	38	4.86	12	181	0.06	53	10	107	10
JM DH-07-06	788	789	205286	EXT	0.07	0.5	5.33	11	250	0.8	2	0.54	0.5	8	4	1265	4.88	2.32	0.25	117	11	0.12	1	370	27	2.83	5	150	0.07	88	10	71	10
JM DH-07-06	789	790	205287	EXT	0.106	0.5	4.28	11	150	0.8	2	0.18	0.5	5	7	1725	4.01	1.88	0.12	114	15	0.08	1	330	27	4.83	5	71	0.08	53	10	44	10
JM DH-07-06	790	791	205288	EXT	0.176	0.7	3.6	108	70	0.7	3	0.56	0.6	7	1	2220	5.4	1.48	0.11	114	34	0.06	2	380	36	5.57	11	88	0.04	48	10	78	20
JM DH-07-06	791	792	205289	EXT	0.142	0.5	5.09	8	370	1	4	0.20	0.8	4	11	2420	4.38	2.32	0.28	145	182	0.1	3	140	14	1.11	5	80	0.1	48	10	116	18
JM DH-07-06	792	793	205290	EXT	0.132	0.5	4.08	14	480	0.8	2	0.43	0.5	4	15	1480	3.98	2.02	0.26	130	30	0.06	1	140	18	1.48	5	65	0.07	45	10	87	10
JM DH-07-06	793	794	205291	EXT	0.058	0.5	4.14	437	100	0.8	4	0.88	0.8	7	5	2430	4.88	1.28	0.13	144	28	0.04	5	320	23	4.88	33	136	0.07	42	10	88	30
JM DH-07-06	794	795	205292	EXT	0.106	0.5	3.36	18	460	1	4	1.52	0.7	5	6	1580	4.58	2.48	0.81	388	14	0.17	1	380	22	1.88	5	88	0.1	50	10	214	10
JM DH-07-06	795	796	205293	EXT	0.137	0.5	4.75	8	470	0.8	2	1.51	0.7	4	1	2210	3.71	2.48	0.71	581	45	0.88	2	380	19	1.87	5	188	0.06	44	10	205	10
JM DH-07-06	796	797	205294	EXT	0.174	0.7	4.25	12	380	0.8	3	1.08	0.8	5	1	2520	3.09	2.37	0.53	481	131	0.28	2	360	42	2.04	5	83	0.06	36	10	184	10
JM DH-07-06	797	798	205295	EXT	0.072	0.5	4.66	5	370	0.7	2	1.42	0.5	3	10	1425	3.82	2.48	0.58	286	12	0.72	1	380	24	2	5	152	0.08	45	10	83	10
JM DH-07-06	798	799	205296	EXT	0.053	0.6	5.36	12	310	1.3	2	1.74	0.8	7	18	1196	5.02	2.24	1.58	492	19	0.88	5	480	13	1.88	5	130	0.21	42	10	80	10
JM DH-07-06	799	800	205297	EXT	0.083	0.5	4.94	8	320	1	2	1.88	0.7	8	17	1315	4.71	2.38	1.14	447	27	1.08	3	890	21	1.54	5	152	0.19	66	10	85	10
JM DH-07-06	800	801	205298	EXT	0.075	0.6	4.82	7	510	0.7	2	1.47	0.7	5	4	1320	4.48	2.57	0.71	340	11	0.98	1	340	31	1.81	5	130	0.1	50	10	67	10
JM DH-07-06	801	802	205299	EXT	0.086	0.5	4.37	8	470	0.7	3	1.3	0.8	3	6	1515	3.84	2.48	0.57	331	23	0.83	1	330	26	1.37	5	127	0.09	44	10	62	10
JM DH-07-06	802	803	205300	EXT	0.086	0.5	4.16	5	480	0.7	2	1.36	0.5	3	10	1770	4.08	2.52	0.54	381	19	0.88	1	330	23	1.56	5	80	0.09	44	10	85	10
JM DH-07-06	803	804	205301	EXT	0.186	0.5	4.45	14	480	0.7	2	1.43	0.6	3	4	1256	4.2	2.48	0.08	421	22	0.94	1	380	48	1.54	5	137	0.1	44	10	126	10
JM DH-07-06	804	805	205302	EXT	0.113	0.5	4.47	8	480	0.8	2	1.36	0.7	4	10	1480	3.46	2.45	0.58	348	17	1	1	380	38	1.54	5	138	0.1	47	10	80	10
JM DH-07-06	805	806	205303	EXT	0.088	0.5	5.21	10	250	0.9	2	1.79	0.8	7	3	1425	4.18	2.55	0.57	386	16	0.77	1	470	13	2.36	5	177	0.09	45	10	48	20
JM DH-07-06	806	807	205304	EXT	0.047	0.5	4.77	11	430	0.8	2	1.32	0.7	5	5	883	4.82	2.21	0.87	312	14	0.84	1	410	27	1.92	5	132	0.1	55	10	77	20
JM DH-07-06	807	808	205305	EXT	0.076	0.5	4.95	7	430	0.9	2	1.72	0.7	8	14	1830	4.36	2.42	0.87	352	13	1.84	3	440	20	1.94	5	162	0.1	48	10	75	20
JM DH-07-06	808	809	205306	EXT	0.163	0.5	5.54	8	190	0.8	3	1.45	0.6	4	8	1480	3.78	2.22	0.42	330	14	0.78	1	370	63	2.38	5	228	0.08	42	10	79	20
JM DH-07-06	809	810	205307	EXT	0.087	0.5	5.98	13	510	1.1	2	1.98	0.8	4	1	758	3.86	2.61	0.6	383	41	1.32	1	540	28	2.04	5	219	0.11	44	10	75	10
JM DH-07-06	810	811	205308	EXT	0.182	0.7	6.81	21	180	1	2	1.8	0.6	5	1	1448	4.83	2.91	0.42	403	38	0.88	1	530	18	3.08	5	228	0.08	45	10	71	20
JM DH-07-06	811	812	205309	EXT	0.072	0.5	5.75	28	380	1	2	1.19	0.5	6	16	971	4.6	2.5	0.71	564	112	0.5	5	530	37	2.54	5	154	0.11	50	10	116	30
JM DH-07-06	812	813	205310	EXT	0.075	0.6	5.38	17	180	1.2	3	1.25	0.6	8	29	1160	4.32	2.61	1.06	532	38	0.33	8	980	182	3.25	5	116	0.14	68	10	88	20
JM DH-07-06	813	814	205311	EXT	0.11	0.5	5.95	23	318	1	2	0.88	0.8	6	22	1480	4.24	2.28	1.48	388	80	0.84	8	410	22	1.74	5	149	0.19	77	10	88	20
JM DH-07-06	814	815	205312	EXT	0.04	0.5	6.75	7	340	1.1	2	1.02	0.7	10	29	448	4.81	2.21	1.96	738	7	1.82	11	400	18	0.88	5	179	0.28	68	10	145	10
JM DH-07-06	815	816	205313	EXT	0.088	0.7	6.34	11	470	1.4	3	0.86	0.7	7	34	1365	4.56	2.36	1.26	882	13	1.18	8	450	22	1.87	5	164	0.17	64	10	164	10
JM DH-07-06	816	817	205314	EXT	0.088	0.5	6.31	8	560	0.9	3	1.1	0.9	4	11	1580	3.86	2.2	0.76	677	128	1.86	1	380	27	1.3	5	118	0.1	50	10	83	10
JM DH-07-06	817	818	205315	EXT	0.113	0.5	6.34	12	450	1	2	1.32	0.7	6	18	1785	4.38	2.2	1.32	588	23	1.38	5	430	25	1.45	5	143	0.2	48	10	67	10
JM DH-07-06	818	819	205316	EXT	0.128	0.5	4.38	6	390	0.7	2	0.81	0.7	5	3	1645	3.57	2.27	0.82	381	22	0.84	1	320	24	1.83	5	148	0.08	48	10	62	10
JM DH-07-06	819	820	205317	EXT	0.087	0.5	4.8	5	480	0.7	2	1.02	0.8	4	3	1488	3.83	2.18	0.4	271	433	0.8	1	380	27	1.18	5	88	0.1	47	10	88	10
JM DH-07-06	820	821	205318	EXT	0.166	0.6	4.44	5	420	0.6	4	0.75	0.8	4	48	3818	3.75	2.86	0.63	364	57	0.82	14	320	41	1.87	5	88	0.08	48	10	108	10
JM DH-07-06	821	822	205319	EXT	0.106	0.5	6.7	5	380	1.5	2	0.8	1.2	7	7	1795	5.90	2.38	1.07	514	336	1.32	4	510	61	1.16	5	108	0.18	70	10	188	10
JM DH-07-06	822	823	205320	EXT	0.165	0.6	6.27	5	420	1.5	2	0.84	0.9	6	8	3080	4.83	1.84	1.3	556	265	1.12	5	720	51	1.17	5	115	0.19	73	10	158	10
JM DH-07-06	823	824	205321	EXT	0.207	1.2	4.7	6	480	1.2	3	0.92	0.8	4	1	2858	4.00	2.12	0.78	580	283	0.92	1	370	54	1.78	5	75	0.08	50	10	148	10
JM DH-07-06	824	825	205322	EXT	0.317	2.6	4.57	5	280	1.5	5	0.78	4	3	17	1828	4.81	2.00	0.78	884	265	0.19	1	420	88	2.44	5	48	0.08	47	10	108	10
JM DH-07-06	825	826	205323	EXT	0.086	0.6	4.25	5	300	0.7	2	0.88	0.7	3	8	1620	3.53	1.91	0.54	588	167	0.01	1	370	61	0.81	5	106	0.1	42	10	119	10
JM DH-07-06	826	827	205324	EXT	0.179	0.7	3.78	5	480	0.8	2	0.84	0.6	2	5	3030	2.79	2.27	0.36	378	207	0.45	1	300	31	0.87	5	138	0.07	32	10	47	10
JM DH-07-06	827	828	205325	EXT	0.087	0.6	4.21	61	520	0.8	2	0.48	1.1	4	5	1975	3.64	2.04	0.58	502	56	0.36	2	360	38	0.83	5	67	0.1	46	10	101	30
JM DH-07-06	828	829	205326	EXT	0.079	0.5	3.22	482	190	1.4	2	0.8	2	8	15	2880	5.2	2.37	1.28	1820	82	0.2	4	680	108	3.48	10	66	0.16	41	10	288	80
JM DH-07-06	829	830	205327	EXT	0.081	0.5	6.06	5	250	1.2	2	1.83	0.8	11	100	1230	5.48	2.11	1.48	483	73	1.1	31	948	18	1.01	5	128	0.28	182	10	78	10
JM DH-07-06	830	831	205328	EXT	0.081	0.5	5.03	7	550	0.8	2	1.42	0.8	3	5	1785	3.45	2.76	0.58	357	86	0.73	3	380	37	1.83	5	124	0.08	47	10	85	10
JM DH-07-06	831	832	205329	EXT	0.165	0.5	5.06	5	460	0.8	2	1.74	1.1	5	3	2100	3.88	2.52	0.88	348	44	0.78	1	380	40	1.82	5	168	0.12	53	10	184	10
JM DH-07-06	832	833	205330	EXT	0.072	0.5	4.74	8	410	0.8	2	1.81	0.8	4	32	1780	3.88	2.08	0.81	475	56	0.94	8	368	36	1.77	5	141	0.11	50	10	88	10
JM DH-07-06	833	834	205331	EXT	0.056	0.5	6.19	5	218	1.3	2	3.19	0.7	14	83	856	5.48	2.31	2.31	980	24	1.22	41	640	20	2.78	5	225	0.31	112	10	153	10
JM DH-07-06	834	835	205332	EXT	0.036	0.5	6.78	8	190	1.8	2	1.44	0.8	17	117	434	6.38	2.14	3.07	472	18	1.2	57	670	11	0.77	5	118	0.4	122	10	214	10
JM DH-07-06	835	836	205333	EXT	0.116	0.7	4.45	8	220	1.3	2	0.72	0.8	7	44	1885	6.28	1.84	1.3	478	384	0.45	8	820	22	0.9	5	38	0.13	77	10	131	10
JM DH-07-06	836	837	205334	EXT	0.082	0.5	6.04	8	250	1.8	3	0.63	0.9	12	108	940	6.45	2.28	2.46	730	230	0.7	38	830	20	0.63	5	48	0.35	107	10	238	10
JM DH-07-06	837	838	205335	EXT	0.086	0.6	4.78	8	180	1.8	2	0.94	0.8	15	122	1075	6.7	2.94	5	871	129	0.52	45	880	18	0.97	5	45	0.31	120	10	302	10
JM DH-07-06	838	839	205336	EXT	0.116	0.8	5.24	11	340	1.5	3	0.98	0.9	10	10	2080	4.43	2.33	0.82	980	44	0.6	5	930	38	1.08	5	48	0.11	57	10	120	10
JM DH-07-06	839	840	205337	EXT	0.124	0.5	6.3	8	480	1.3	4	0.42	0.8	7	27	2400	4.89	2.28	1.4	453	67	1.08	5	730	44	1.21	5	178	0.21	80	10	84	10
JM DH-07-06	840	841	205338	EXT	0.121	0.5	6.44	5	480	1.2	2	1.48	0.9	8	32	1475	4.98	2.11	1.4	476	21	1.41	7	720	21	1.32	5	172	0.28	83	10	100	10
JM DH-07-06	841	842	205339	EXT	0.111	0.6	6.81	5	410	1.2	2	1.33	0.7	10	20	1338	5.2	2.83	1.82	457	21	1.78	7	840	18	1.08	5	152	0.35	84	10	80	10
JM DH-07-06	842	843	205340	EXT	0.124	0.8	6.83	8	340	1.3	2	1.48	0.6	13	20	1336	6.81	2.37	1.8	546	70	2.08	8	870	28	1.27	5	211	0.38	106	10	88	10
JM DH-07-06	843	844	205341	EXT	0.086	0.8	7.01	10	330	1.3	2	1.15	0.9	6	18	1725	4.88	2.48	1.61	558	70	0.46	6	820	33	1.8	5	114	0.22	88	10	212	10
JM DH-07-06	844	845	205342	EXT	0.06	0.8	6.35	7	330	1.5	2	0.83	0.6	10	27	1955	4.85	2.5	1.77	803	48	1.34	7	830	26	1.34	5	181	0.33	81	10	112	10
JM DH-07-06	845	846	205343	EXT	0.082	0.5	6.12	8	310	1.4	2	1.48	0.9	10	22	1480	4.9	2.86	1.8	488	23	1.32	7	770	28	1.5	5	104	0.3	85	10	98	10
JM DH-07-06	846	847	205344	EXT	0.063	0.5	6.5	7	330	1.4	2	1.25	0.6	9	18	1030	5.28	2.35	1.58	488	28	1.58	8	780	13	1.1	5	130	0.28	87	10	138	10
JM DH-07-06	847	848	205345	EXT	0.064	0.5	6.59	5	340	1.3	2	1.62	0.6	10	28	858	5.07	2.56	1.56	428	18	1.78	4	700	25	1.88	5	270	0.28	86	10	84	10
JM DH-07-06	848	849	205346	EXT	0.079	0.5	7.08	9	320	1.8	2	1.86	0.8	10	29	1045	5.38	2.41	1.63	488	50	2.81	6	880	38	1.85	5	172	0.3	101	10	112	10
JM DH-07-06	849	850	205347	EXT	0.064	0.5	6.83	10	360	1.3	2	2.05	0.8	9	20	711	5.18	2.47	1.42	447	14	2.04	4	810	28	1.38	5	180	0.33	94	10	87	10

Material document (Business Combination Agreement), filed July 3, 2007

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

A M O N G:

LUNDIN MINING CORPORATION

- and -

TENKE MINING CORP.

- and -

6749461 CANADA INC.

Dated April 10, 2007

TABLE OF CONTENTS

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT dated April 10, 2007 is made

A M O N G:

LUNDIN MINING CORPORATION, a corporation incorporated and existing under the *Canada Business Corporations Act*

(hereinafter referred to as "**Lundin**")

- and -

TENKE MINING CORP, a corporation incorporated and existing under the *Canada Business Corporations Act*

(hereinafter referred to as "**Tenke**")

- and -

6749461 CANADA INC., a corporation incorporated and existing under the *Canada Business Corporations Act*

(hereinafter referred to as "**Newco**")

WHEREAS the parties hereto have agreed, subject to the satisfaction of certain conditions precedent, to enter into the Arrangement (as hereinafter defined) pursuant to Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") pursuant to which, among other things:

(a) Tenke will convey its South American Assets (as hereinafter defined) and cash in the amount of U.S.$5,000,000 to Newco in exchange for Newco Shares;

(b) Tenke will re-designate the outstanding Tenke Shares as "Class B Shares" and create a new class of shares to be designated as "Class A Shares";

(c) Tenke Shareholders will exchange their Class B Shares for Class A Shares of Tenke and Newco Shares; and

(d) all Class A Shares held by the Tenke Shareholders (other than Dissenting Shareholders) will be exchanged with Lundin for Lundin Shares on the basis of 1.73 Lundin Shares and $0.001 for each Class A Share;

AND WHEREAS, the parties hereto wish to make certain representations, warranties, covenants and agreements in connection with the Arrangement;

NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
GENERAL

1.1 Defined Terms

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Schedule A.

1.2 Arrangement

(a) The parties hereto agree to effect the transactions contemplated hereby, including the Arrangement, on the terms and subject to the conditions set forth herein and in the other Transaction Documents and to execute, deliver and perform their obligations under the respective Transaction Documents to which they are party.

(b) As soon as reasonably practicable following the execution and delivery of this Agreement: (i) Tenke shall file, proceed with and diligently prosecute an application to the Court for the Interim Order; (ii) Tenke shall call and hold the Tenke Meeting for the purpose of approving the Tenke Arrangement Resolution; (iii) Lundin shall call and hold the Lundin Meeting for the purpose of approving the Lundin Resolution; and (iv) Tenke shall prepare and mail the Tenke Information Circular to the Tenke Shareholders and Lundin shall prepare and mail the Lundin Information Circular to the Lundin Shareholders, respectively.

(c) If the Tenke Arrangement Resolution is approved at the Tenke Meeting, and the Lundin Resolution is approved at the Lundin Meeting, Tenke shall, as soon as practicable thereafter, proceed with and diligently pursue an application for the Order and Lundin, Newco, Tenke and the Tenke Shareholders shall complete the Arrangement in the manner contemplated by the Plan of Arrangement annexed as Schedule "B" hereto.

(d) Tenke shall permit Lundin and its advisors to review and comment on drafts of all material to be filed by Tenke with the Court, including the Tenke Information Circular and any supplement or amendment thereto and shall provide Lundin with any notice of appearance and evidence served on Tenke in respect of the Interim Order and the Offer.

(e) Lundin shall permit Tenke and its advisors to review and comment on the Lundin Information Circular and any supplement or amendment thereto.

1.3 U.S. Tax Matters

Lundin and Tenke intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat the Arrangement as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. To that end, it is acknowledged that: (a) the exchange of securities pursuant to the Plan of Arrangement; and (b) the amalgamation which Lundin has covenanted to effect pursuant to Section 5.9 hereof are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein and which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code. However, Lundin makes no representation or warranty to Tenke, any Tenke Shareholder, or any holder of Tenke securities (including without limitation any

holder of options) regarding the U.S. federal income tax consequences to Tenke, any Tenke shareholder, or any holder of Tenke securities of the Arrangement.

1.4 Lock Up Agreements

(a) Tenke acknowledges and consents to Lundin entering into the Tenke Lock Up Agreements and further acknowledges and agrees that Lundin would not enter into this Agreement without entering into the Tenke Lock Up Agreements.

(b) Lundin acknowledges and consents to Tenke entering into the Lundin Lock Up Agreements and further acknowledges and agrees that Tenke would not enter into this Agreement without entering into the Lundin Lock Up Agreements.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF TENKE

Tenke represents and warrants to and in favour of Lundin and acknowledges that the other parties hereto are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

2.1 Organization and Good Standing

(a) Except as set forth in Section 2.1(a) of the Tenke Disclosure Letter, each Tenke Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions (which are listed in Section 2.1(a) of the Tenke Disclosure Letter) where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Tenke or on any such company. Except for the South American Holding Companies and Tenke Holdings, or as listed in Section 2.1 of the Tenke Disclosure Letter, there are no subsidiaries of Tenke and none of Tenke's subsidiaries has any subsidiaries.

(b) Each of Tenke and Tenke Holdings has the corporate power and authority to own, lease or operate its properties and to carry on its business as now conducted.

2.2 Consents, Authorizations, and Binding Effect

(a) Tenke may execute, deliver and perform this Agreement and each other Transaction Document to which it is a party without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i) those disclosed in Section 2.2(a) of the Tenke Disclosure Letter;

(ii) consents, approvals, authorizations and waivers which have been obtained and are unconditional, and in full force and effect, and notices which have been given on a timely basis;

(iii) the approval of the Tenke Arrangement Resolution by the holders of not less than 66 2/3% of the Tenke Shares represented in person or by proxy at the Tenke Meeting;

(iv) the issue of the Final Order by the Court;

(v) the filing of Articles of Arrangement with the Director under the CBCA; or

(vi) those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Tenke or Newco from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Tenke or Tenke Holdings.

(b) Each of Newco and Tenke has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and to complete the Arrangement subject, in the case of Tenke, to the approval of the Tenke Shareholders at the Tenke Meeting in accordance with the Interim Order.

(c) The Board of Directors of Tenke has unanimously (other than those Directors who abstained from voting): (i) approved the Arrangement and the execution, delivery and performance of this Agreement and each other Transaction Document to which they are party; (ii) determined that the exchange ratio of the Class A Shares into Lundin Shares and the nominal cash payable in respect of such exchange pursuant to the Arrangement is fair to holders of Tenke Shares and Tenke Options and the Arrangement is in the best interests of Tenke; and (iii) directed that the Tenke Arrangement Resolution be submitted to the Tenke Shareholders at the Tenke Meeting, and unanimously recommended approval thereof.

(d) This Agreement has been duly executed and delivered by Tenke and Newco and constitutes a legal, valid, and binding obligation of each of Tenke and Newco, enforceable against each of them in accordance with its terms, except:

(i) as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(e) The execution, delivery, and performance of this Agreement and each Transaction Document to which it is a party by each of Tenke and Newco will not:

(i) constitute a violation of the Certificate or Articles of Incorporation (or like charter documents) or By-laws, each as amended, of Tenke or Newco;

(ii) conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under

or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which any Tenke Group Member is a party or as to which any of its property is subject which would have a Material Adverse Effect on Tenke;

(iii) constitute a violation of any Law applicable or relating to any Tenke Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on Tenke; or

(iv) result in the creation of any Lien upon any of the assets of any Tenke Group Member other than such Liens as would not have a Material Adverse Effect on Tenke.

(f) No Tenke Group Member or any Affiliate or Associate of any Tenke Group Member beneficially owns or has the right to acquire a beneficial interest in any Lundin Shares.

2.3 Status of Congo Equity Interests

(a) The Shareholder's Agreement is a valid and subsisting agreement in full force and effect, enforceable in accordance with its terms and Tenke Holdings is not in default of any of the material provisions of any such agreement, nor has any such default been alleged; nor is Tenke aware of any disputes with respect thereto.

(b) Tenke has not received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by TFM which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, Tenke has not received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations or permits held by TFM nor has it received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a Material Adverse Effect.

(c) TFM has sufficient title and rights to the mineral reserves and resources and sufficient title to the associated real property to operate a mine and extract and sell minerals as contemplated in the Feasibility Study.

2.4 Reserve Reporting

The information set forth in the Tenke Securities Documents relating to the estimates of mineral reserves and resources has been reviewed and verified by Tenke or independent consultants to Tenke as disclosed in the Tenke Securities Documents and, except as disclosed in the Tenke Securities Documents, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators or the requirements of the Securities Exchange Commission of the United States of America ("SEC"), and the method of estimating the mineral reserves and resources has been verified to current industry standards and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and, to the best of Tenke's knowledge,

there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Tenke Securities Documents.

2.5 Insurance

The Tenke Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations or other entities of a size and carrying on businesses of the type carried on by Tenke and cover all risks prudently and reasonably foreseeable in the question of its business. All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereof.

2.6 Litigation and Compliance

(a) Except as to the matters described in Section 2.6(a) of the Tenke Disclosure Letter there are no actions, suits, claims or proceedings, whether in equity or at law or, any Governmental investigations pending or threatened:

(i) against or affecting any Tenke Group Member or with respect to or affecting any asset or property owned, leased or used by any Tenke Group Member; and

(ii) which question or challenge the validity of this Agreement, any other Transaction Document or the Arrangement or any action taken or to be taken pursuant to this Agreement, any other Transaction Document or the Arrangement;

nor is Tenke aware of any basis for any such action, suit, claim, proceeding or investigation.

(b) Tenke and Tenke Holdings have conducted and are conducting their respective businesses in compliance with, and are not in default or violation under, and have not received notice asserting the existence of any default or violation under, any Law applicable to their respective businesses or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect.

(c) Except as described in Section 2.6(c) of the Tenke Disclosure Letter, neither Tenke nor Tenke Holdings nor any of their respective assets, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on Tenke or Tenke Holdings or which is reasonably likely to prevent Tenke from performing its obligations under this Agreement or any other Transaction Document.

(d) Except as described in Section 2.6(d) of the Tenke Disclosure Letter, Tenke has duly filed all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and will not have a Material Adverse Effect on Tenke.

2.7 Public Filings; Financial Statements

(a) Tenke has filed all documents required pursuant to Canadian Securities Laws, (the "Tenke Securities Documents"). As of their respective dates, the Tenke Securities Documents complied in all material respects with the then applicable requirements of Canadian Securities Laws, and, at the respective times they were filed, none of the Tenke Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Tenke has not filed any confidential material change reports which have not at the date hereof become public knowledge.

(b) The consolidated financial statements (including, in each case, any notes thereto and related management discussion and analysis) of Tenke included in the Tenke Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Tenke and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Tenke and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Tenke Securities Documents or in Section 2.7(b) of the Tenke Disclosure Letter, Tenke has not, since December 31, 2006, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c) Tenke is a "reporting issuer" (or its equivalent) under Canadian Securities Laws of each of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Tenke is not currently in default in any material respect of any requirement of Canadian Securities Laws and Tenke is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d) There has not been any reportable event (within the meaning of NI 51-102 of the Canadian Securities Administrators) since December 31, 2006 with the present or former auditors of Tenke.

(e) Except as disclosed in the Tenke Securities Documents, there are no contracts with Tenke, on the one hand, and: (i) any officer or director of the Tenke Group; (ii) any holder of 5% or more of the equity securities of Tenke; or (iii) an associate or affiliate of a person in (i) or (ii), on the other hand.

2.8 Taxes

Except as described in Section 2.8 of the Tenke Disclosure Letter, each Tenke Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, and the statute of limitations for the assessment of Taxes has expired for all Tax Returns of the Tenke Group or those Tax Returns have been examined by the appropriate taxing authorities for all periods through December 31, 2005. All Taxes

shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Tenke. Tenke's most recent audited consolidated financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Tenke Group Members for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Tenke Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Tenke Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Tenke Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each Tenke Group Member has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable legislation. Each Tenke Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no Liens for Taxes upon any asset of Tenke except Liens for taxes not yet due.

2.9 Pension and Other Employee Plans and Agreements

Other than the Tenke Stock Option Plan, a health and benefits plan maintained for its President, and as set forth in the Section 2.9 of the Tenke Disclosure Letter, Tenke does not maintain or contribute to any Employee Plan.

2.10 Labour Relations

(a) No employees of any Tenke Group Member are covered by any collective bargaining agreement.

(b) Except as described in Section 2.10 of the Tenke Disclosure Letter:

(i) there are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Tenke, threatened with respect to the employees of any Tenke Group Member; and

(ii) to the best of Tenke's knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Tenke Group Member.

2.11 Contracts, Etc.

(a) Except for contracts, agreements, leases and commitments entered into in the ordinary course of business, or which have been filed as Tenke Securities Documents or as listed in Section 2.11 of the Tenke Disclosure Letter, as of the date hereof, no Tenke Group Member is a party to or bound by any Contract:

(i) relating to capital expenditures or improvements in excess of $250,000 in the aggregate;

(ii) by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii) which will be at the Closing Date secured by a lien upon any assets, rights or properties as security for an obligation;

(iv) relating to the employment of any employees or the rights of employees on severance or termination;

(v) relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days' notice or less;

(vi) which contemplates payment on or as a result of a change of control of any Tenke Group Member (whether on termination of such agreement, on occurrence of any other event or circumstance, or after notice or lapse of time or otherwise);

(vii) with any director or officer, former director or officer, shareholder or any person not dealing at arm's length with Tenke or such Tenke Group Member;

(viii) with a bank or other financial institution relating to borrowed money;

(ix) relating to the existence or creation or purchase or sale of any bonds, debentures, notes or long-term debts;

(x) relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi) relating to the acquisition or disposition of any shares or securities of any entity;

(xii) relating to the acquisition or disposition or lease of any business operations or real property;

(xiii) limiting or restraining any Tenke Group Member from engaging in any activities or competing with any person;

(xiv) concerning the lease of any machinery or equipment pursuant to which payments thereunder exceed $250,000 in the aggregate;

(xv) which involves the use of a derivative, including any forward contracts or options; or

(xvi) relating to the existence or creation of any *bona fide* offer of an opportunity (including a joint venture opportunity) to any person.

(b) Each Tenke Group Member and, to the knowledge of Tenke, each of the other parties thereto is in compliance with all covenants under any Contract and no default has occurred which, with notice or lapse of time or both would directly or indirectly

constitute such a default under any Contract, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on the Tenke Group.

2.12 Absence of Certain Changes, Etc.

Except as described in the Tenke Securities Documents or Section 2.12 of the Tenke Disclosure Letter or pursuant to this Agreement, since December 31, 2006:

(a) there has been no Material Adverse Change to Tenke;

(b) Tenke has not:

(i) sold, transferred, distributed or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii) incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on Tenke;

(iii) prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment not reflected in the capital budget for the 2007 fiscal year approved by Tenke, a copy of which has been provided to Lundin;

(iv) made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

(v) conducted its operations otherwise than in all material respects in the normal course of business;

(vi) entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business;

(vii) effected any material change in the practices followed by the Tenke Group in calculating bad debts, contingencies, or other reserves; or

(viii) agreed or committed to do any of the foregoing;

(c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to Tenke's capital stock; and

(d) Tenke and, to the knowledge of Tenke, each of the other parties thereto, is in compliance with all covenants under any Contract and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance

or default as has not had and will not have a Material Adverse Effect on the Tenke Group.

2.13 Subsidiaries

(a) Section 2.1 of the Tenke Disclosure Letter sets forth with respect to Tenke, Tenke Holdings and TF Holdings:

(i) its jurisdiction of incorporation; and

(ii) the percentage of each class of its equity securities owned, directly or indirectly, by Tenke.

(b) Except as set forth in Section 2.1 of the Tenke Disclosure Letter, all of the outstanding shares of the capital of each of Tenke Holdings and TF Holdings owned of record or beneficially by Tenke are so owned free and clear of all Liens. Except with respect to the Tenke Holdings, TF Holdings and TFM, the South American Holding Companies and the subsidiaries listed in Section 2.1 of the Tenke Disclosure Letter, Tenke does not own, directly or indirectly, any material equity interest of or in any entity or enterprise organized under the Laws of any domestic or foreign jurisdiction.

(c) All outstanding shares of the capital stock of or other equity interests in each of Tenke Holdings and TF Holdings owned of record or beneficially by Tenke or Tenke Holdings have been duly authorized and are validly issued, fully paid and non-assessable.

(d) Except as described in the Tenke Securities Documents or in Section 2.13 of the Tenke Disclosure Letter, there are no authorized, outstanding or existing:

(i) proxies, voting trusts, or other agreements or understandings with respect to the voting of the shares of Tenke Holdings or TF Holdings granted, extended or entered into by Tenke or Tenke Holdings; or

(ii) agreements, options, warrants, or other rights capable of becoming agreements, options, warrants or other rights to purchase or subscribe for any capital shares of, or securities convertible into or exchangeable for any of the shares of Tenke Holdings or TF Holdings granted, extended or entered into by Tenke or Tenke Holdings.

2.14 Capitalization

(a) At the date hereof the authorized capital stock of Tenke consists of an unlimited number of Tenke Shares, of which 59,955,829 Tenke Shares were outstanding as of the date of this Agreement.

(b) Except as set forth in Section 2.14(b) of the Tenke Disclosure Letter, no shares of capital stock or other voting securities of Tenke are issued, reserved for issuance or outstanding.

(c) All the outstanding Tenke Shares have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(d) Except as described above or in Section 2.14(d) of the Tenke Disclosure Letter, there are no authorized, outstanding or existing:

(i) voting trusts or other agreements or understandings with respect to the voting of any Tenke Shares to which any Tenke Group Member is a party;

(ii) securities issued by any Tenke Group Member that are convertible into or exchangeable for any capital stock of Tenke;

(iii) agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any capital shares of Tenke or securities convertible into or exchangeable for any capital shares of Tenke, in each case granted, extended or entered into by any Tenke Group Member;

(iv) agreements of any kind to which any Tenke Group Member is party relating to the issuance of any capital stock of Tenke, any convertible or exchangeable securities, or any options, warrants, or rights, or requiring Tenke to qualify securities of any Tenke Group Member for distribution by prospectus under Canadian Securities Laws; or

(v) agreements of any kind which may obligate Tenke to issue or purchase any of its securities.

2.15 Environmental Matters

Each Tenke Group Member is in compliance with all applicable Environmental Laws except where such non-compliance would not have a Material Adverse Effect on the Tenke Group. No Tenke Group Member is the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws. Each Tenke Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements through obtaining reclamation bonds or otherwise to discharge such reclamation obligations.

2.16 Indebtedness

As at the date of this Agreement, except as set out in Section 2.16 of the Tenke Disclosure Letter, no indebtedness for borrowed money was owing or guaranteed by Tenke.

2.17 Undisclosed Liabilities

Except as set forth in Section 2.17 of the Tenke Disclosure Letter, there are no material liabilities of the Tenke Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which Tenke may become liable on or after the consummation of the transactions contemplated hereby other than:

(a) liabilities disclosed on or reflected or provided for in the most recent financial statements of Tenke included in the Tenke Securities Documents; and

(b) liabilities incurred in the ordinary and usual course of business of the Tenke Group and attributable to the period since December 31, 2006, none of which has had or may reasonably be expected to have a Material Adverse Effect on Tenke.

2.18 Due Diligence Investigations

(a) The books and records of the Tenke Group made available to Lundin, or its representatives or Advisers, in connection with their due diligence investigations are the original books and records of such entities or true copies of such original books and records and contain copies of all proceedings of the directors, shareholders and other securityholders of such entities (or certified copies thereof).

(b) All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Tenke Group or any member thereof provided by any Tenke Group Member or any of its Advisers to Lundin is true, accurate and complete in all material respects.

2.19 U.S. Matters

(a) The assets and property of Tenke and the Tenke Group are located outside of the United States of America and did not generate sales in or into the United States of America exceeding U.S.$59.8 million during Tenke's most recent fiscal year.

(b) As of the date hereof, Tenke is a "foreign private issuer" as defined in Rule 405 under the United States *Securities Act of 1933*, as amended.

(c) Tenke is not registered, and is not required to be registered, under the United States *Investment Company Act* of 1940, as amended.

2.20 Competition Act

The transactions contemplated by this Agreement are not subject to notification under Part IX of the Competition Act (Canada) as neither Tenke's assets in Canada nor its gross revenues from sales in or from Canada, exceed the thresholds set out in Section 110 of the Competition Act (Canada), as determined in accordance with the Notifiable Transaction Regulations thereto.

2.21 Fairness Opinion

The Board of Directors of Tenke has received an opinion from Dundee Securities Corporation that the terms and conditions of this Agreement and the Arrangement contemplated hereby are fair from a financial point of view to the holders of Tenke Shares.

2.22 Brokers

Except as set forth in Section 2.22 of the Tenke Disclosure Letter, no Tenke Group Members or their respective Associates, Affiliates or Advisors have retained any broker or finder in connection with the Arrangement or the other transactions contemplated hereby, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF LUNDIN

Lundin hereby represents and warrants to Tenke as follows and acknowledges that Tenke is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

3.1 Organization and Good Standing

(a) Except as set forth in Section 3.1(a) of the Lundin Disclosure Letter, Lundin and each Lundin Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions (which are listed in Section 3.1(a) of the Lundin Disclosure Letter) where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Lundin. Except as listed in Section 3.1 of the Lundin Disclosure Letter, there are no subsidiaries of Lundin and none of Lundin's subsidiaries has any subsidiaries.

(b) Each Lundin Group Member has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

3.2 Consents, Authorizations, and Binding Effect

(a) Lundin and each Lundin Group Member may execute, deliver, and perform this Agreement and each other Transaction Document to which it is party without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i) the approval of the Lundin Resolution by a simple majority of the Lundin Shareholders present in person or by proxy at the Lundin Meeting;

(ii) those disclosed in Section 3.2(a) of the Lundin Disclosure Letter;

(iii) consents, approvals, authorizations and waivers, which have been obtained, and are unconditional and in full force and effect and notices which have been given on a timely basis; or

(iv) those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Lundin from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Lundin or the Lundin Group.

(b) Lundin has the full power and authority to execute and deliver this Agreement and each other Transaction Document to which it is party and to perform its obligations hereunder and to complete the Arrangement.

(c) The Directors of Lundin have unanimously (other than those Directors who abstained from voting) approved this Agreement and each other Transaction Document to which Lundin is party.

(d) This Agreement has been duly executed and delivered by Lundin and constitutes the legal, valid, and binding obligation of Lundin enforceable against it in accordance with its terms, except:

(i) as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(e) The execution, delivery, and performance of this Agreement and each Transaction Document to which it is party by Lundin will not:

(i) constitute a violation of the Certificate or Articles of Incorporation (or like charter documents) or By-Laws, each as amended, of any Lundin Group Member;

(ii) conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which any Lundin Group Member is a party or as to which any of its property is subject which would in any such case have a Material Adverse Effect on the Lundin Group;

(iii) constitute a violation of any Law applicable or relating to any Lundin Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on any Lundin Group Member; or

(iv) result in the creation of any Lien upon any of the assets of any Lundin Group Member, other than such Liens as would not have a Material Adverse Effect on the Lundin Group; and

(v) the Lundin Shares issuable pursuant to this Agreement and any other Transaction Document will, at the Effective Time, have been duly created and be duly and validly issued as fully paid and non-assessable common shares in the capital of Lundin.

3.3 Title to Material Assets

(a) Other than as disclosed in the Lundin Security Documents, Lundin and, where applicable, each Lundin Group Member, is the absolute legal and beneficial owner of all of its material assets, including, without limitation, all mining claims, concessions, licenses and leases or other instruments conferring mineral rights comprising its existing properties. No other property rights are necessary for the conduct of Lundin's or any Lundin Group Member's business, as currently conducted.

(b) Lundin has no responsibility or obligation, nor has any other Lundin Group Member, to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of Lundin or any other Lundin Group Member, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising its existing properties, other than as disclosed in the Lundin Securities Documents.

(c) Any and all agreements pursuant to which Lundin and each Lundin Group Member holds any of its material assets, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; Lundin is not nor is any Lundin Group Member in default of any of the material provisions of any such agreements, including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged; Lundin is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all exploration permits, leases, licenses, concessions, patented and unpatented claims pursuant to which Lundin and each Lundin Group Member derives its interest in such material assets are in good standing and there has been no material default under any such exploration permits, leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.

(d) Neither Lundin nor any other Lundin Group Member has received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, neither Lundin nor any other Lundin Group Member has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocation, modifications, or cancellations, would have a Material Adverse Effect.

(e) The information set forth in the Lundin Securities Documents relating to the estimates of mineral reserves and resources has been reviewed and verified by Lundin or independent consultants to Lundin as disclosed in the Lundin Securities Documents and, except as disclosed in the Lundin Securities Documents, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified by mining experience and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Lundin Securities Documents.

3.4 Insurance

The Lundin Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance

maintained by corporations and other entities of a size and carrying on business of a type carried on by Lundin.

3.5 Litigation and Compliance

(a) Except as to the matters described in Section 3.5(a) of the Lundin Disclosure Letter, there are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or threatened:

(i) against or affecting any Lundin Group Member or with respect to or affecting any asset or property owned, leased or used by any Lundin Group Member; or

(ii) which question or challenge the validity of this Agreement, any other Transaction Document or the Arrangement or any action taken or to be taken pursuant to the Agreement or any other Transaction Document;

nor is Lundin aware of any basis for any such action, suit, claim, proceeding or investigation.

(b) Each Lundin Group Member has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses or operations of the Lundin Group, except for non-compliance, defaults, and violations which would not, in the aggregate, have a Material Adverse Effect on the Lundin Group.

(c) Except as described in Section 3.5(c) of the Lundin Disclosure Letter, no Lundin Group Member, and no asset of any Lundin Group Member, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on the Lundin Group or which is reasonably likely to prevent Lundin from performing its obligations under this Agreement, or any other Transaction Document.

(d) Except as described in Section 3.5(d) of the Lundin Disclosure Letter, each Lundin Group Member has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of the Lundin Group, except where the failure to do so has not had and will not have a Material Adverse Effect on the Lundin Group.

3.6 Taxes

Except as described in Section 3.6 of the Lundin Disclosure Letter, each Lundin Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, and the statute of limitations for the assessment of Taxes has expired for all Tax Returns of the Lundin Group or those Tax Returns have been examined by the appropriate taxing authorities for all periods through December 31, 2006. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Lundin. Lundin's most recent audited consolidated

financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Lundin Group Members for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Lundin Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Lundin Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Lundin Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each Lundin Group Member has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable legislation. Each Lundin Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes. There are no Liens for Taxes upon any asset of the Lundin Group except Liens for taxes not yet due.

3.7 Public Filings; Financial Statements

(a) Lundin has filed all documents required pursuant to Canadian Securities Laws and U.S. Securities Laws, (the "Lundin Securities Documents"). As of their respective dates, the Lundin Securities Documents complied in all material respects with the then applicable requirements of the Canadian Securities Laws and U.S. Securities Laws, and, at the respective times they were filed, none of the Lundin Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. Lundin has not filed any confidential disclosure reports which have not at the date hereof become public knowledge.

(b) The consolidated financial statements (including, in each case, any notes thereto) of Lundin included in the Lundin Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Lundin and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Lundin and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Lundin Securities Documents or in Section 3.7(b) of the Lundin Disclosure Letter, Lundin has not, since December 31, 2006, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c) Lundin is a "reporting issuer" (or its equivalent) under Canadian Securities Laws of each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia. Lundin is not currently in default in any material respect of any requirement of Canadian Securities Laws and Lundin is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d) There has not been any reportable event (within the meaning of NI 51-102 of the Canadian Securities Administrators) since December 31, 2006 with the present or former auditors of the Lundin Group.

3.8 Pension and Other Employee Plans and Agreement

Except as described in Section 3.8 of the Lundin Disclosure Letter:

(a) Lundin and each Lundin Group Member have complied, in all material respects, with all of the terms of the Employee Plans maintained or contributed to by each Lundin Group Member and of all other employee compensation and benefit obligation of each Lundin Group Member, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon each Lundin Group Member (the "Lundin Group Employee Plans") and all Lundin Group Employee Plans maintained by or binding upon any Lundin Group Member are fully funded and in good condition with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by any Lundin Group Member from any such regulatory authority;

(b) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Lundin Group Employee Plan maintained or binding upon any Lundin Group Member being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority; and

(c) Neither the execution of this Agreement or the other Transaction Documents nor the completion of the transactions contemplated hereby and thereby will: (i) result in any payment (including, without limitation, severance, unemployment compensation, termination or otherwise) becoming due or potentially becoming due under any Lundin Group Employee Plan or under any agreement with any director, officer or employee of any Lundin Group Member; (ii) increase any benefits otherwise payable under any Lundin Group Employee Plan or any such agreement; or (iii) result in the acceleration of the time of payment or vesting of any such benefits or any such plan or agreement.

3.9 Labour Relations

(a) Except as described in Section 3.9 of the Lundin Disclosure Letter, no employees of any Lundin Group Member are covered by any collective bargaining agreement.

(b) Except as described in Section 3.9 of the Lundin Disclosure Letter:

(i) there are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending

or, to the knowledge of Lundin, threatened with respect to the employees of any Lundin Group Member; and

(ii) to the best of Lundin's knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Lundin Group Member.

3.10 Contracts, Etc

(a) Except for contracts, agreements, leases and commitments entered into in the ordinary course of business, or which have been filed as Lundin Securities Documents or as listed in Section 3.10 of the Lundin Disclosure Letter, no Lundin Group Member is a party to or bound by any Contract:

(i) relating to capital expenditures or improvements in excess of $250,000 in the aggregate;

(ii) by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii) which will be at the Effective Date secured by a Lien upon any assets, rights or properties as security for an obligation;

(iv) relating to the employment of any employees or the rights of employees upon severance or termination;

(v) relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days' notice or less;

(vi) which contemplates payment on or as a result of a change of control of any Lundin Group Member (whether on termination of such agreement, on occurrence of any other event or circumstances, or after notice or lapse of time or otherwise);

(vii) with any director or officer, former director or officer, shareholder or any person not dealing at arm's length with the Lundin Group;

(viii) with a bank or other financial institution relating to borrowed money;

(ix) relating to the existence, creation, purchase or sale of any bonds, debentures, notes or long-term debts;

(x) relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi) relating to the acquisition or disposition of any shares or securities of any entity;

(xii) relating to the acquisition, disposition or lease of any business operations or real property;

(xiii) limiting or restraining any Lundin Group Member from engaging in any activities or competing with any person;

(xiv) concerning the lease of any machinery or equipment pursuant to which payments thereunder exceed $250,000 in the aggregate;

(xv) which involves the use of a derivative, including any forward contracts or options; or

(xvi) relating to the existence or creation of any *bona fide* offer of an opportunity (including a joint venture opportunity) to any person.

(b) Each Lundin Group Member and, to the knowledge of Lundin, each of the other parties thereto, is in compliance with all covenants under, and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance or default as has not had and will not have a Material Adverse Effect on the Lundin Group.

3.11 Absence of Certain Changes, Etc.

Except as described in the Lundin Securities Documents or in Section 3.11 of the Lundin Disclosure Letter or pursuant to this Agreement, since December 31, 2006:

(a) there has been no Material Adverse Change in the Lundin Group;

(b) no Lundin Group Member has:

(i) sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii) incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on the Lundin Group;

(iii) prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment in excess of $250,000 not reflected in the capital budget of Lundin for the 2007 fiscal year, a copy of which has been provided to Tenke;

(iv) made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreement or past practice;

(v) conducted its operations otherwise than in all material respects in the normal course of business;

(vi) entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business;

(vii) effected any material change in the practices followed by the Lundin Group in calculating bad debts, contingencies, or other reserves; or

(viii) agreed or committed to do any of the foregoing;

(c) there has not been any declaration, setting aside or payment of any dividend; and

(d) each Lundin Group Member and, to the knowledge of Lundin, each of the other parties thereto, is in compliance with all covenants under any Contract and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance or default as has not had and will not have a Material Adverse Effect on the Lundin Group.

3.12 Subsidiaries

(a) Section 3.1 of the Lundin Disclosure Letter sets forth with respect to each Lundin Group Member:

(i) its jurisdiction of incorporation; and

(ii) the percentage of each class of its equity securities owned, directly or indirectly, by Lundin.

(b) Except as set forth in Section 3.1 of the Lundin Disclosure Letter, all of the outstanding shares in the capital of each Lundin Group Member (other than Lundin) owned of record or beneficially by any other Lundin Group Member are so owned free and clear of all Liens. Lundin does not own, directly or indirectly, any equity interest of or in any entity or enterprise organized under the Laws of any domestic or foreign jurisdiction other than the subsidiaries listed in Section 3.1 of the Lundin Disclosure Letter.

(c) All outstanding shares in the capital of, or other equity interests in, each Lundin Group Member (other than Lundin) have been duly authorized and are validly issued, fully paid and non-assessable.

(d) Except as described in the Lundin Securities Documents or in Section 3.12 of the Lundin Disclosure Letter, there are no authorized, outstanding or existing:

(i) proxies, voting trusts, or other agreements or understandings with respect to the voting of any shares in the capital of any Lundin Group Member (other than Lundin) to which any Lundin Group Member is party;

(ii) securities issued by any Lundin Group Members that are convertible into or exchangeable for any shares in the capital of any Lundin Group Member (other than Lundin);

(iii) agreements, options, warrants, or other rights capable of becoming agreements, options, warrants or other rights to purchase or subscribe for any capital stock of, or securities convertible into or exchangeable for any shares in the capital of, any Lundin Group Member (other than Lundin) in each case granted, extended or entered into by any Lundin Group Member;

(iv) stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any Lundin Group Member;

(v) agreements of any kind to which any Lundin Group Member is party which may obligate any Lundin Group Member to purchase any of its own securities or those of any other Lundin Group Member;

(vi) agreements to which any Lundin Group Member is party containing any right of first negotiation or refusal with respect to the equity securities of any Lundin Group Member (other than Lundin);

(vii) agreements to which any Lundin Group Member is party containing any right of first negotiation or refusal with respect to the equity securities of any Lundin Group Member.

3.13 Capitalization

(a) The authorized capital of Lundin consists of an unlimited number of Lundin Shares and one special share having no par value, of which 285,573,489 Lundin Shares are issued and outstanding as of the date of this Agreement.

(b) All of the outstanding shares of all series and classes in the capital of Lundin have been duly authorized and are validly issued, fully paid and non-assessable.

(c) Except as described in the Lundin Securities Documents or in Section 3.13(c) of the Lundin Disclosure Letter, there are no authorized, outstanding or existing:

(i) voting trusts or other agreements or understandings with respect to the voting of any Lundin Shares to which any Lundin Group Member is a party;

(ii) securities issued by any Lundin Group Member that are convertible into or exchangeable for any Lundin Shares;

(iii) agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Lundin Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Lundin Group Member;

(iv) agreements of any kind to which any Lundin Group Member is party relating to the issuance or sale of any Lundin Shares, or any securities convertible into or exchangeable or exercisable for any such common shares; or

(v) agreements of any kind which may obligate Lundin to issue or purchase any of its securities.

3.14 Environmental Matters

Each Lundin Group Member is in compliance, in all material respects, with all applicable Environmental Laws. Each Lundin Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements, through obtaining reclamation bonds or otherwise to discharge such reclamation obligations.

3.15 Brokers

Except as set forth in Section 3.15 of the Lundin Disclosure Letter, no Lundin Group Member or their respective Associates, Affiliates or Advisers have retained any broker or finder in connection with the transactions contemplated hereby, nor have any of the foregoing incurred any Liability to any broker or finder by reason of any such transaction.

3.16 Indebtedness

As at the date of this Agreement, except as set forth in Section 3.16 of the Lundin Disclosure Letter, no indebtedness for borrowed money was owing by any Lundin Group Member.

3.17 Undisclosed Liabilities

Except as set forth in Section 3.17 of the Lundin Disclosure Letter, there are no material liabilities of the Lundin Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which any Lundin Group Member may become liable on or after the consummation of the transactions contemplated hereby other than:

(a) liabilities disclosed on or reflected or provided for in the most recent financial statements of Lundin included in the Lundin Securities Documents; and

(b) liabilities incurred in the ordinary and usual course of business of the Lundin Group and attributable to the period since December 31, 2006, none of which has had or may reasonably be expected to have a Material Adverse Effect on the Lundin Group.

3.18 U.S. Matters

(a) The assets and property of Lundin are located outside of the United States of America and did not generate sales in or into the United States of America exceeding U.S. $59.8 million during Lundin's most recent fiscal year.

(b) As of the date hereof , Lundin is a "foreign private issuer" as defined in Rule 405 under the United States *Securities Act of* 1933, as amended.

(c) Lundin is not registered, and is not required to be registered, under the United States *Investment Company Act of 1940*, as amended.

(d) The Lundin Shares to be issued pursuant to the Plan of Arrangement will be exempt from the registration requirements of the United States *Securities Act of 1933*, as amended.

3.19 Investment Canada

Lundin is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

3.20 Due Diligence Investigations

(a) The books and records of the Lundin Group made available to Tenke, or its representatives or Advisers, in connection with their due diligence investigations are the original books and records of such entities and contain copies of all proceedings of the directors, shareholders and other securityholders of such entities (or certified copies thereof).

(b) All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Lundin Group or any member thereof provided by any Lundin Group Member or any of its Advisers to Tenke is true, accurate and complete in all material respects.

ARTICLE IV
COVENANTS OF TENKE

From and after the date hereof and until the Closing Date (except as hereinafter otherwise provided), unless Lundin shall otherwise agree in writing:

4.1 Access

Subject to Lundin's continuing compliance with the Confidentiality Agreement, Tenke shall permit, and shall cause each Tenke Group Member to permit:

(a) Lundin and its Advisers to have reasonable access at reasonable times to all properties, books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Tenke Group including auditors' working papers and management letters and to discuss such matters with the executive officers of the Tenke Group; Tenke shall make available to Lundin and its Advisers a copy of each report or document filed pursuant to Canadian Securities Laws and all other information concerning its business and properties in its possession or under its control as Lundin may reasonably request; and

(b) Lundin to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Tenke Group as they deem necessary or advisable, provided such reviews are conducted at reasonable times and in a reasonable manner.

4.2 Ordinary Course

Tenke shall (and shall cause each Tenke Group Member to) conduct its business only in the ordinary and usual course and use all reasonable efforts to preserve its business organizations intact and its existing relations with customers, suppliers, employees, and business associates, and Tenke shall not (and shall cause each Tenke Group Member not to) do any of the following:

(a) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, except pursuant to the Arrangement;

(b) amend its Articles or Certificate of Incorporation (or like charter documents) or By-laws except as contemplated by the Arrangement;

(c) subdivide, split, combine, consolidate, or reclassify any of its outstanding shares of capital stock;

(d) declare, set aside or pay any dividend or make any other distribution payable in cash, shares, securities or property with respect to any of its shares of capital stock other than consistent with past practice, and other than dividends or distributions declared, set aside, paid or payable by any Tenke Group Member to Tenke, except pursuant to the Arrangement;

(e) repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock;

(f) incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $10,000,000 other than in the ordinary course of business;

(g) enter into any material transaction not in the ordinary course of its business;

(h) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition, or encumbrance of, any shares of its capital, or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital other than pursuant to this Agreement or currently outstanding securities directly or indirectly convertible into or exchangeable or exercisable for Tenke Shares and pursuant to the exercise of options outstanding under Tenke's stock option plan;

(i) transfer, lease, license, sell, mortgage, pledge, encumber, or dispose of any material property or assets other than in the ordinary and usual course of business consistent with past practice;

(j) make, whether by arrangement, consolidation or purchase, any acquisition of, or investment in, assets, shares, capital stock or other securities of any other person or entity other than its wholly-owned subsidiaries or in the ordinary and usual course of business consistent with past practice;

(k) except as may be required to satisfy contractual obligations existing as of the date hereof and the requirements of applicable Law, establish, adopt, enter into, make, amend in any respect, or make any elections under any collective bargaining agreement or Employee Plan or enter into any new or amend any existing employment, consulting or other agreement providing compensation or benefits to any executive employee or director,

except for employment agreements with new employees (other than Lundin corporate staff) entered into in the ordinary course of business which agreements do not provide for the payment of "golden parachutes" or other amounts in respect of severance which are triggered by the transactions set forth herein;

(l) except as may be required to satisfy contractual obligations or Tenke Group Employee Plan obligations existing as of the date hereof and the requirements of applicable Law: (i) amend any Tenke Group Employee Plan where such amendment would increase any Tenke Group Member's annual or aggregate liability or funding obligations in connection with such Tenke Group Employee Plan by more than five percent, (ii) terminate or merge any Employee Plan(s), (iii) transfer assets from any Tenke Group Employee Plan or any agreement with any officer, director or employee of Tenke, (iv) extend membership, benefits or coverage under any Tenke Group Employee Plan to any employee who is not currently eligible to receive such membership, benefits or coverage, (v) incorporate any "change in control" provision into any Tenke Group Employee Plan, or modify any "change in control" provision presently contained in any Tenke Group Employee Plan or any agreement with any officer, director or employee of Tenke, or (vi) transfer any employee from any Tenke Group Member to any other Tenke Group Member in circumstances where such transfer would increase the Tenke Group Member's collective expenses in connection with the employment of such employee;

(m) implement any change in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles;

(n) except as contemplated herein, alter (through arrangement, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of any Tenke Group Member;

(o) withdraw, permit or consent to the removal of any assets of any of the Employee Plans maintained by any Tenke Group Member other than for the purpose of paying benefits in the ordinary course and payment of expenses in accordance with past practice and under the terms of such plan;

(p) authorize or enter into any agreement or understanding of any type whatsoever, whether written or oral to take any of the actions referred to in this Section.

It is expressly understood, agreed and acknowledged that any action by Tenke or Tenke Holdings to cause TF Holdings and TFM to conduct business in accordance with the Shareholder's Agreement including, without limitation, the voting of shares, the provision of guarantees or indemnities and/or the provision of additional funding through Tenke's commitments for its portion of the senior debt and equity for the Tenke Fungurume Project to such corporations in accordance with the Shareholder's Agreement shall not in any circumstances be deemed to be a violation of the foregoing covenants.

4.3 Insurance

Tenke shall ensure that all property, real and personal, owned or leased by any Tenke Group Member continues to be insured substantially in the manner and to the extent set forth in Section 2.45.

4.4 Closing Conditions

Tenke shall use all reasonable efforts to cause all of the conditions to the obligations of Lundin under this Agreement to be satisfied on or prior to the Closing Date (to the extent the satisfaction of such conditions is within the control of the Tenke Group).

4.5 Tenke Shareholder Approval

Tenke shall seek approval of the Tenke Arrangement Resolution by the Tenke Shareholders as soon as practicable following receipt of the Interim Order and distribution of the Tenke Information Circular to the Tenke Shareholders. Tenke shall use commercially reasonable efforts to obtain the approval of the Tenke Shareholders and, without limitation, the Board of Directors of Tenke shall unanimously (other than those Directors who abstain from voting) recommend that the Tenke Shareholders vote to approve the Tenke Arrangement Resolution, subject only to Section 4.6 hereof.

4.6 No Shop

(a) From and after the date hereof until the Closing Date, Tenke shall not, and it shall ensure that no other Tenke Group Member and their respective directors do not and shall not permit the respective officers, employees, representatives, or other Advisers of Tenke to directly or indirectly:

(i) solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin, relating to:

(A) the possible acquisition of, or business combination with, Tenke or any other Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take-over bid, purchase of shares, purchase of assets, or otherwise);

(B) the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis;

(C) any take-over bid, or exchange offer or other secondary purchase; or

(D) any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Arrangement;

(any of the foregoing, a "Tenke Competing Proposal"); or

(ii) provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any Person, that may wish to propose or pursue a Tenke Competing Proposal, provided, however, that in response to an unsolicited *bona fide* Tenke Competing Proposal (as defined above), Tenke may: (A) furnish such information or access with respect to Tenke and the Tenke Group to the person making such Tenke Competing Proposal pursuant to a confidentiality agreement with such person that is no less restrictive than the Confidentiality Agreement, or (B) engage in discussions or participate in negotiations regarding such Tenke Competing

Proposal, but in each case only if (x) the Board of Directors of Tenke determines in good faith, after consultation with outside counsel, that such action is necessary in order for such Board to act in a manner consistent with their fiduciary duties under applicable law, (y) the Board of Directors of Tenke determines in good faith that the Tenke Competing Proposal could reasonably be expected to result in a Superior Proposal; and (z) Tenke complies with Section 4.6(c) with respect to such proposal.

Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by a Tenke Group Member or any officer, director or employee or other Adviser or representative of Tenke or any of its subsidiaries shall be deemed to be a breach of this paragraph by Tenke. Tenke shall and shall direct each Tenke Group Member and their respective directors, officers, employees, representatives, and other Advisers to immediately cease any and all activities, discussions, or negotiations with any parties conducted heretofore with respect to any of the foregoing. Tenke shall immediately cease any negotiations or discussions with respect to any Tenke Competing Proposals that are continuing as of the date of this Agreement and will confirm to Lundin that it has demanded from each third party to which it has provided confidential, non-public information that such information be returned to Tenke. Tenke has advised Lundin of all parties with which it is in discussions as of the date of this Agreement regarding a Tenke Competing Proposal.

(b) Except as set forth in this Section 4.6(b), neither Tenke nor the Board of Directors of Tenke nor any committee thereof shall or shall permit any Tenke Group Member to:

(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tenke, their approval of the Arrangement, this Agreement, the transactions contemplated hereby or the recommendation to vote in favour of the Tenke Arrangement Resolution;

(ii) approve or recommend, or propose to approve or recommend, any Tenke Competing Proposal; or

(iii) cause or permit any member of the Tenke Group or any of its subsidiaries to enter into any agreement, including an agreement in principle or letter of intent (any such agreement an "Tenke Transaction Agreement") to effect a Tenke Competing Proposal.

Notwithstanding the foregoing, if Tenke has received a Tenke Superior Proposal (as defined below), the Board of Directors of Tenke may (subject to the other terms of Section 4.6(b)): (A) withdraw or modify its recommendation of the Tenke Arrangement Resolution; (B) approve or recommend a Tenke Superior Proposal; or (C) cause Tenke or any of its subsidiaries to enter into a Transaction Agreement to effect a Superior Proposal, but in each case only if: (x) the Board of Directors of Tenke determines in good faith, after consultation with outside counsel, that such action is necessary in order for them to act in a manner consistent with their fiduciary duties under applicable law; and (y) Tenke shall have furnished Lundin with written notice at least four (4) Business Days prior to the date any such actions are proposed to be taken specifying which actions are proposed to be taken and, after taking into account modifications to this Agreement proposed by Lundin during such three Business Day period, such Tenke Competing Proposal would still constitute a Tenke Superior Proposal. If Lundin makes a proposal to

amend this Agreement to increase the consideration payable to the Tenke Shareholders pursuant to the Arrangement, such that the Tenke Competing Proposal is no longer a Tenke Superior Proposal, each party shall execute such documents to give effect to such proposal and Tenke shall not enter into such Tenke Competing Proposal.

The term "Tenke Superior Proposal" shall mean any bona fide written Tenke Competing Proposal made by a third party that the Board of Directors determines in good faith and by formal resolution, after consultation with its legal and financial advisors: (i) did not result from a material breach of Section 4.6(a) or 4.6(b); (ii) is not subject to a financing or due diligence condition; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Tenke Competing Proposal and the identity of the third party making such Tenke Competing Proposal; and (iv) would result in a transaction more favourable to the Tenke Shareholders from a financial point of view than the Arrangement and provides for consideration per Tenke Share that has a value that is greater than the consideration per Tenke Share provided under the terms of the Arrangement (including any adjustment to such terms as a result of any modifications to this Agreement proposed by Lundin).

(c) Tenke shall promptly advise Lundin first orally and as soon as practicable and in any event within 24 hours and then in writing of:

(i) any request for information which may relate to a Tenke Competing Proposal;

(ii) any Tenke Competing Proposal; or

(iii) any inquiry with respect to or that could lead to a Tenke Competing Proposal; or

(iv) the identity of any third party making the request, proposal or inquiry in (i), (ii) or (iii) above and shall provide copies of all documentation and a description of the status of any request, proposal or inquiry related to (i), (ii) or (iii) above.

(d) Nothing contained in this Section 4.6 shall prohibit the Board of Directors of Tenke from distributing a circular in response to a take-over bid in accordance with Section 99 of the *Securities Act* (Ontario) and the equivalent provisions of other Canadian Securities Laws provided, however, that the Board of Directors of Tenke shall not, except as permitted by Section 4.6(b), withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Tenke Arrangement Resolution or approve or recommend, or propose to approve or recommend, a Tenke Competing Proposal (it being understood that an affirmation of the recommendation via press release not later than two days following a request to affirm by Lundin will satisfy this proviso).

(e) Nothing contained in this Section 4.6 shall prohibit the Board of Directors of Tenke from withdrawing, modifying, qualifying or changing its recommendation to Tenke Shareholders in respect of the Tenke Arrangement Resolution or from making any disclosure to the Tenke Shareholders prior to the Effective Date if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law or is otherwise required under applicable laws, provided that: (i) in the case of any proposal in respect of any such withdrawal, modification, qualification or

change which does not relate to a Tenke Competing Proposal or a Tenke Superior Proposal, and except as may be necessary for the Board of Directors to act in accordance with its fiduciary duties, not less than 48 hours before the Board of Directors considers any proposal in respect of any such withdrawal, modification, withdrawal qualification or change, Tenke shall give Lundin written notice of such proposal and promptly advise Lundin of the proposed consideration of such proposal; and provided further that (ii) where the Board of Directors proposes to exercise its rights under this Section 4.6 (e) as the result of a Lundin Corporate Action that has been taken or is proposed to be taken after the date of this Agreement, the Board shall include a statement to that effect in any notice given to Lundin as aforesaid or, if such notice is not given, concurrent with making the withdrawal, modification, qualification or change (any such statement being a "Section 4.6(e)(ii) Notice").

4.7 Tenke Information Circular

Tenke covenants that the Tenke Information Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Tenke to Lundin for inclusion or incorporation by reference in the Lundin Information Circular will at the time of the mailing of the Lundin Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Tenke, its officers and directors or any Tenke Group Member shall occur that is required to be described in the Lundin Information Circular, Tenke shall give prompt notice to Lundin of such event.

4.8 Affiliate Letters

Prior to the date of the Tenke Meeting, Tenke shall deliver to Lundin a list of names and addreses of those persons who are, in the opinion of Tenke, as of the time of such Meeting, "affiliates" of Tenke within the meaning of Rule 145 under the United States *Securities Act of 1933*, as amended. Tenke shall provide to Lundin such information and documents as Lundin shall reasonably request for the purposes of reviewing such list. There shall be added to such list the names and addresses of any other person subsequently identified by either Lundin or Tenke as a person who may be deemed to be an affiliate of Tenke; *provided, however*, that no such person identified by Lundin shall be added to the list of affiliates of Tenke if Lundin shall receive from Tenke, on or before the date of the Tenke Meeting, an opinion of counsel reasonably satisfactory to Lundin to the effect that such person is not an affiliate. Tenke shall exercise its reasonable best efforts to deliver or cause to be delivered to Lundin, prior to the Closing Date, from each affiliate of Tenke identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially acknowledging that the Lundin Shares received by such affiliate pursuant to the Plan of Arrangement will be subject to the restrictions set forth in Rule 145 under the United States Securities Act of 1933, as amended and that, at Lundin's discretion, the certificate representing the Lundin Shares received by such affiliates pursuant to the Plan of Arrangement may bear a customary legend regarding such restrictions.

ARTICLE V
LUNDIN'S COVENANTS

From and after the date hereof and until the Closing Date (except as hereinafter otherwise provided), unless Tenke shall otherwise agree in writing:

5.1 Access

Subject to Tenke's continuing compliance with the Confidentiality Agreement, Lundin shall permit, and shall cause each Lundin Group Member to permit:

(a) Tenke and its respective Advisers to have reasonable access at reasonable times to all properties books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Lundin Group including auditor's working papers and management letters and to discuss such matters with the executive officers of the Lundin Group; Lundin shall make available to Tenke and their Advisers a copy of each report or other document filed pursuant to Canadian Securities Laws or U.S. Securities Laws and all other information concerning its business and properties in its possession or under its control as Tenke may reasonably request; and

(b) Tenke to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Lundin Group as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

5.2 Ordinary Course

Lundin shall not, and shall cause each Lundin Group Member not to:

(a) amend its Articles or Certificate of Incorporation (or like charter documents) or By-laws, except as contemplated by the Arrangement;

(b) subdivide, split, combine, consolidate, or reclassify any of its outstanding shares of capital stock;

(c) declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares of capital stock other than consistent with past practice, other than dividends or distributions declared, set aside, paid or payable by any Lundin Group Member to Lundin;

(d) repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock; or

(e) incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000,000 other than in connection with the credit facilities provided in respect of the Rio Narcea Offer or in the ordinary course of business.

5.3 Insurance

Lundin shall ensure that all property, real and personal, owned or leased by any Lundin Group Member continues to be insured substantially in the manner and to the extent they are currently insured.

5.4 Lundin Shareholder Approval

Lundin shall seek approval of the Lundin Resolution by the Lundin Shareholders as soon as practicable following distribution of the Lundin Information Circular to the Lundin Shareholders. Lundin shall use commercially reasonable efforts to obtain such approval and without limitation, the Board of Directors of Lundin shall unanimously (other than those Directors who abstain from voting) recommend that the Lundin Shareholders vote to approve the Lundin Resolution at the Lundin Meeting.

5.5 Closing Conditions

Lundin shall use all reasonable efforts to cause all of the conditions to the obligations of Tenke under this Agreement to be satisfied on or prior to the Closing Date (to the extent the satisfaction of such conditions is within the control of the Lundin Group).

5.6 Stock Exchange Listing

Lundin shall use all commercially reasonable best efforts to cause the Lundin Shares to be issued in connection with the Arrangement to be listed on the TSX, the American Stock Exchange and for Swedish Depositary Receipts in respect of such Lundin Shares to be listed on the Stockholm Stock Exchange, in each case, as of the Closing Date.

5.7 Information in Lundin Information Circular

Lundin covenants that the Lundin Information Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Lundin to Tenke for inclusion or incorporation by reference in the Tenke Information Circular will at the time of the mailing of the Tenke Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Lundin, its officers and directors or any Lundin Group Member shall occur that is required to be described in the Tenke Information Circular, Lundin shall give prompt notice to Tenke of such event.

5.8 Amalgamation

Promptly after the exchange of securities pursuant to the Plan of Arrangement and, in all events within thirty (30) days of the Effective Date, Lundin shall take all necessary steps to amalgamate Tenke with Lundin or to amalgamate Tenke and a wholly-owned subsidiary of Lundin. Lundin acknowledges that the exchange of securities and such amalgamation are interdependent steps in an integrated transaction intended to constitute a statutory merger or consolidation and further acknowledges that Tenke entered into this Agreement in reliance on the foregoing.

ARTICLE VI
OTHER COVENANTS OF THE PARTIES

6.1 Consents and Notices

Promptly after the date hereof and, if necessary, for a reasonable time after the Closing Date:

(a) The Parties shall use all reasonable efforts, and the Parties shall cooperate with each other to obtain, all consents, waivers, approvals, and authorizations, in addition to those set forth in clause (b) below which may be necessary to effect the Arrangement including,

without limitation, obtaining those consents, waivers, approvals, and authorizations described in Section 2.2 of the Tenke Disclosure Letter and Section 3.2 of the Lundin Disclosure Letter;

(b) Each of Tenke and Lundin will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which the other party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement. Each of Tenke and Lundin will use reasonable efforts to obtain promptly all such authorizations, approvals and consents.

6.2 Information Circulars

(a) Each of Tenke and Lundin shall use all commercially reasonable efforts to prepare, as promptly as practicable after the date of this Agreement, the Tenke Information Circular, and the Lundin Information Circular respectively, together with any other documents required under Canadian Securities Laws in connection with the Tenke Meeting and the Lundin Meeting.

(b) As soon as practicable after the date hereof, Tenke shall apply to the Court pursuant to Section 192(4) of the CBCA for the Interim Order and, as soon as practicable after the Interim Order has been obtained from the Court, Tenke shall call and hold the Tenke Meeting and Lundin shall call and hold the Lundin Meeting and each shall mail the Tenke Information Circular or the Lundin Information Circular, as applicable, and all other documentation required in connection with the Meetings to each of their respective shareholders. The Meetings shall be held at the earliest practicable date following the mailing of the Tenke Information Circular and the Lundin Information Circular, respectively.

(c) The Tenke Information Circular shall include, *inter alia*, the unanimous (other than those Directors who abstained from voting) recommendation of the Board of Directors of Tenke that its shareholders vote in favour of approval of the Tenke Arrangement Resolution, subject to the right of the Board of Directors of Tenke to withdraw or amend its recommendation in compliance with Section 4.6 of this Agreement.

(d) The Lundin Information Circular shall include, *inter alia,* the unanimous recommendation of the Board of Directors of Lundin (other than those Directors who abstained from voting) that its shareholders vote in favour of the Lundin Resolution.

(e) If the Tenke Arrangement Resolution is approved at the Tenke Meeting, as provided in the Interim Order, and the Lundin Resolution is approved at the Lundin Meeting, as soon as reasonably practicable thereafter, Tenke and Newco shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct.

6.3 Defense of Proceedings

Lundin, on the one hand, and Tenke, on the other hand, shall vigorously defend, or shall cause to be vigorously defended, any lawsuits or other legal proceedings brought against Lundin, Tenke or any Lundin Group Member or Tenke Group Member, or their respective officers, directors or shareholders, challenging this Agreement or the completion of the Arrangement, and the Parties shall cooperate with each other in all respects in such defense. Neither Lundin nor Tenke shall compromise or settle any claim brought in connection with the Arrangement, without the prior written consent of the other Party.

6.4 Press Releases

Before issuing any press release or otherwise making any public statements with respect to the this Agreement or the Arrangement, Lundin and Tenke shall consult with each other and shall undertake reasonable efforts to agree upon the terms of such press release, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any stock exchange.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF LUNDIN

7.1 Conditions Precedent to Completion of Arrangement

The obligation of Lundin to complete the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Lundin:

(a) The representations and warranties of Tenke and Newco set forth in Article II qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Closing Date as if made on the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date; and Lundin shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect dated as of the Closing Date;

(b) Tenke shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date and Lundin shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect;

(c) There shall not have occurred any Material Adverse Change in the Tenke Group since the date of this Agreement;

(d) The Tenke Lock Up Agreements shall have been entered into by each of the Tenke Locked-Up Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the Tenke Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Tenke Locked Up Shareholder will not vote all of its Tenke Shares in favour of the Tenke Arrangement Resolution.

(e) Dissent Rights shall have been exercised in respect of no more than 5% of the issued and outstanding Tenke Shares.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF TENKE

8.1 Conditions Precedent to Completion of Arrangement

The obligation of Tenke to consummate the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Tenke:

(a) The representations and warranties of Lundin set forth in Article III qualified as to materiality shall be true and correct, and the representations and warrantees not so qualified shall be true and correct in all material respects as of the date hereof and on the Closing Date as if made on the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Tenke shall have received certificates signed on behalf of Lundin by an executive officer thereof to such effect dated as of the Closing Date;

(b) Lundin shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Lundin prior to or on the Closing Date and Tenke shall have received a certificate signed on behalf of Lundin by an executive officer thereof to such effect;

(c) There shall not have occurred any Material Adverse Change in the Lundin Group since the date of this Agreement.

(d) The Lundin Lock Up Agreements shall have been entered into by each of the Lundin Locked-Up Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the Lundin Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Lundin Locked Up Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution.

ARTICLE IX
MUTUAL CONDITIONS PRECEDENT

9.1 Mutual Conditions Precedent

The obligations of Lundin and Tenke to complete the Arrangement are subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived only with the consent in writing of Lundin and Tenke:

(a) The Tenke Shareholders shall have approved the Tenke Arrangement Resolution at the Tenke Meeting and, in particular, shall have approved the Arrangement in accordance with the Interim Order;

(b) The Lundin Shareholders shall have approved the Lundin Resolution at the Lundin Meeting;

(c) The Interim Order and the Final Order shall have been granted in form and substance satisfactory to each of Lundin and Tenke, acting reasonably and shall not have been set

aside or modified in a manner unacceptable to Lundin or Tenke, acting reasonably, on appeal or otherwise;

(d) No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect;

(e) The Lundin Shares to be issued pursuant to the Arrangement shall have been approved for listing on the Toronto Stock Exchange and the American Stock Exchange. subject to official notice of issuance and other normal conditions and the Swedish Depository Receipts relating to the Lundin Shares to be issued in connection with the Arrangement shall have been listed on the Stockholm Stock Exchange, in each case on the Effective Date or as soon as practicable thereafter. The Newco Shares to be issued pursuant to the Arrangement shall have been approved for listing on the Toronto Stock Exchange or the TSX Venture Exchange, subject to official notice of issuance and other normal conditions on the Effective Date or as soon as practicable thereafter;

(f) On the Closing Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Lundin Shares, the Tenke Shares or the Newco Shares shall be in effect;

(g) There shall not be pending or threatened any suit, action or proceeding by any Governmental entity, before any court or governmental authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement or seeking to obtain from Lundin or Tenke any damages that are material in relation to Lundin, Tenke and their subsidiaries taken as a whole;

(h) The distribution of the Lundin Shares and the Newco Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and are not subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons);

(i) The Lundin Shares to be issued in the United States in connection with the Arrangement shall be exempt from registration requirements under the *Securities Act* 1933 of the United States of America and, except with respect to persons deemed "affiliates" under such Act of Tenke prior to completion of the Arrangement, and Newco immediately prior to completion of the Amalgamation, the Lundin Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the *Securities Act 1933*, as amended.

ARTICLE X
CLOSING AND TERMINATION

10.1 Closing

(a) The Closing shall take place at such place and on such date as Tenke and Lundin may agree, which date, subject to fulfilment or waiver of the conditions set forth in Article VII, Article VIII and Article IX (other than such conditions as can only be fulfilled at the Closing) shall be the fifth Business Day following the day on which the last of the conditions set forth in Article VII, Article VIII and Article IX (other than such conditions as can only be fulfilled at the Closing) shall have been fulfilled or waived, or at such other time and place as Lundin and Tenke shall agree. Each of the parties hereto covenants and agrees to give the other parties hereto notice of the satisfaction of each of the conditions set forth in Article VII, Article VIII and Article IX forthwith after their satisfaction.

(b) On the Closing Date, the Articles shall be filed by Tenke and Newco with the Director and the Arrangement shall occur in the manner set forth in the Plan of Arrangement.

10.2 Termination of this Agreement

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Tenke Arrangement Resolution by the Tenke Shareholders or any other matters presented in connection with the Arrangement:

(a) By mutual written consent of Lundin and Tenke;

(b) By Lundin or Tenke if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other (the "Breaching Party") set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 7.1, 8.1 or 9.1 as the case may be to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of notice of such breach from the non-breaching party (the "Non-Breaching Party");

(c) By either Lundin or Tenke if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Arrangement shall have become final and non-appealable;

(d) By Lundin if:

(i) Tenke or the Board of Directors of Tenke, or any committee thereof, withdraws or modifies in a manner adverse to Lundin, its approval of this Agreement or its recommendation to vote in favour of the Tenke Arrangement Resolution or approves or recommends a Tenke Competing Proposal or resolves to do any of the foregoing; or

(ii) Tenke or any of its affiliates shall have entered into a Tenke Transaction Agreement to effect a Competing Proposal; or

(iii) the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

it being understood that the foregoing shall in no way limit the obligations of Tenke under Section 4.6 hereof or Lundin's right to relief for breaches of Section 4.6.

(e) By Tenke if:

(i) Lundin or the Board of Directors of Lundin or any committee thereof withdraw their approval of this Agreement or recommendation to vote in favour of the Lundin Resolution, or resolve to do so; or

(ii) the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

(f) by Tenke if Tenke or any Tenke Group Member enters into a Tenke Transaction Agreement to effect a Tenke Competing Proposal in a manner permitted by Section 4.6, provided that Tenke concurrently pays Lundin the Termination Fee as provided in Section 10.4 hereof;

(g) by Tenke if: (i) following the date hereof, Lundin amends the terms of the Rio Narcea Offer by increasing or changing the form of the consideration payable thereunder; and (ii) the Board of Directors of Tenke determines, in good faith, that if the Rio Narcea Offer is completed on such amended terms, completing the Arrangement will no longer be in the best interests of Tenke or is no longer fair, from a financial point of view, to the holders of Tenke Shares;

(h) by Tenke or Lundin if the Lundin Resolution is not approved by the Lundin Shareholders at the Lundin Meeting provided that, in the case of a termination by Lundin, Lundin pays the liquidated damages as provided in Section 10.3 hereof concurrent with such termination;

(i) by Lundin if any of the Tenke Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the Tenke Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Tenke Locked Up Shareholder will not vote all of its Tenke Shares in favour of the Tenke Arrangement Resolution;

(j) by Tenke if any of the Lundin Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the Lundin Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Lundin Locked Up Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution;

(k) by Lundin or Tenke if the Arrangement is not completed by the Termination Date provided that the party then seeking to terminate this Agreement is not then in default of any of its obligations hereunder; or

(l) by Lundin if Tenke has breached the provisions of Subsections 4.6(a) or (b) hereof in any material manner.

10.3 Tenke Termination Fee

In the event this Agreement is terminated by Lundin or Tenke pursuant to Section 10.2(h) hereof, Lundin shall pay to Tenke within five (5) Business Days of such termination the amount of $3,000,000 by bank draft or wire transfer in immediately available funds to an account designated by Tenke to compensate Tenke for the termination of its rights under this Agreement.

10.4 Termination Fee

In the event that this Agreement is terminated:

(a) by Tenke pursuant to Section 10.2(f); or

(b) by Lundin pursuant to Section 10.2(d)(i), unless such termination is the result of a change of recommendation by Tenke pursuant to Section 4.6(e)(ii) hereof as the result of a Lundin Corporate Action and Tenke has delivered a Section 4.6(e)(ii) Notice to Lundin; or

(c) by Lundin pursuant to Section 10.2 (d)(ii); or

(d) by Lundin pursuant to Section 10.2 (l);

then, provided that Lundin is not in any material respect in default in the performance of its obligations under this Agreement, Tenke shall pay to Lundin, within five (5) Business Days, a termination fee in the amount of $30,000,000 (the "Termination Fee") by bank draft or wire transfer in immediately available funds to an account designated by Lundin to compensate Lundin for the termination of its rights under this Agreement.

10.5 Survival of Representations and Warranties; Limitation

The representations and warranties set forth in Article II and Article III shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Further Actions

From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

(a) carry out the intent and purposes of this Agreement;

(b) effect the Arrangement (or to evidence the foregoing); and

(c) consummate and give effect to the other transactions, covenants, and agreements contemplated by this Agreement.

11.2 Expenses

Except as otherwise provided herein, each of the parties hereto shall be responsible for the payment of all expenses incurred by them in connection with this Agreement and the Arrangement.

11.3 Entire Agreement

This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement among the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto.

11.4 Descriptive Headings

The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

11.5 Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier, nationally recognized overnight courier, or registered or certified mail, postage prepaid, addressed as follows:

(a) If to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O'Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(b) If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by telecopier (with transmission confirmed) or nationally recognized overnight courier, on the date of such delivery; or (ii) if sent by registered or certified mail, on the third Business Day following the date on which such mailing was postmarked. Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

11.6 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, except that any representations and warranties with respect to real and tangible property shall be governed by and construed in accordance with the Laws of the jurisdiction where such property is situated if other than in the Province of Ontario.

Any action, suit, or other proceeding initiated by Tenke or Lundin in connection with this Agreement may be brought in any court in the Province of Ontario, as the Party bringing such action, suit, or proceeding shall elect, having jurisdiction over the subject matter thereof, Tenke or Lundin hereby submit themselves to the jurisdiction of any such court for the purpose of any such action and agree that service of process on them in any such action, suit, or proceeding may be effected by the means by which notices are to be given to it under this Agreement.

11.7 Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by any Party without the prior written consent of the other Parties, and any purported assignment by any Parties without the prior written consent of the other Party shall be void.

11.8 Remedies

The Parties acknowledge that the remedy at law for any breach of the obligations undertaken by the Parties is and shall be insufficient and inadequate and that the Parties shall be entitled to equitable relief, in addition to remedies at law. In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law. Without limiting any remedies any Party may otherwise have, in the event any other Party refuses to perform its obligations under this Agreement, the Parties shall have, in addition to any other remedy at law or in equity, the right to specific performance.

11.9 Waivers and Amendments

Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

11.10 Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality, and enforceability of any

such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

11.11 Currency

Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

11.12 Counterparts

This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

LUNDIN MINING CORPORATION

By *"Colin K. Benner"*
Name: Colin K. Benner
Title: Vice Chairman and Director

TENKE MINING CORP.

By: *"Paul K. Conibear"*
Name: Paul K. Conibear
Title: President and Chief Executive Officer

6749461 CANADA INC.

By: *"John H. Craig"*

Name: John H. Craig
Title: Director

SCHEDULE A
CERTAIN DEFINITIONS

"**Advisers**" when used with respect to any Person, shall mean such Person's directors, officers, employees, representatives, agents, counsel, accountants, advisers, engineers, and consultants.

"**Agreement**" shall mean this Arrangement Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

"**Affiliate**" shall have the meaning ascribed to such term in National Instrument 45-106 of the Canadian Securities Administrators.

"**Arrangement**" shall mean an arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement or Section 6.3 of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

"**Breaching Party**" shall have the meaning ascribed to such term in Section 10.2.

"**Business Day**" shall mean any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto or Vancouver are required or permitted to close.

"**Canadian Securities Laws**" means the *Securities Act* (or equivalent legislation) in each of the Provinces of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Provincial Securities Administrators and the securities regulatory authorities in such provinces.

"**Class A Shares**" means Class A common shares in the capital of Tenke which are to be created in accordance with the Plan of Arrangement;

"**Class B Shares**" means Class B common shares in the capital of Tenke which are to be created in accordance with the Plan of Arrangement;

"**Closing**" shall mean the consummation of the Arrangement in accordance with the provisions of this Agreement.

"**Closing Date**" shall mean the date on which the Closing occurs.

"**Confidentiality Agreement**" means the Confidentiality Agreement dated January 31, 2007 made between Lundin and Tenke and all extensions or amendments thereto.

"**Contract**" shall mean any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

"**Court**" means the Ontario Court (General Division - Commercial List).

"**Effective Date**" shall have the meaning ascribed to such term in the Plan of Arrangement;

"**Effective Time**" shall have the meaning ascribed to such term in the Plan of Arrangement;

"**Employee Plans**" shall mean all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a) any employee benefit plan or material fringe benefit plan;

(b) any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c) any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(d) where applicable, all statutory plans, including, without limitation, the Canada or Quebec Pension Plans.

"Environmental Laws" shall mean Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

"Feasibility Study" means the "Tenke Fungurume Feasibility Study, 2006" authored by GRD Minproc Limited, Phelps Dodge Mining Company and Golder Associates.

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

"GAAP" shall mean generally accepted accounting principles in Canada, consistently applied.

"Government" shall mean:

(a) the government of Canada, or any foreign country;

(b) the government of any province, county, municipality, city, town, or district of Canada, or any foreign country; and

(c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b).

"Governmental" shall mean pertaining to any Government.

"Hazardous Substance" shall include petroleum products, hazardous substances, hazardous waste, or hazardous materials and any other pollutants or contaminants.

"Income Tax" shall mean any Tax based on or measured by income (including without limitation based on net income, gross income, income as specifically defined, earnings, profits or selected items of income, earnings or profits); and any interest, Penalties and additions to tax with respect to any such tax (or any estimate or payment thereof).

"Interim Order" means an order of the Court made pursuant to Section 192 of the CBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Tenke Meeting for the purpose of considering and, if deemed advisable, approving the Tenke Arrangement Resolution.

"**ITA**" means the *Income Tax Act* (Canada), as amended and all regulations thereunder.

"**Law**" shall mean any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

"**Liability**" of any Person shall mean and include:

(a) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(c) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

"**Liens**" shall mean liens, encumbrances, licenses, claims, security interests, mortgages, pledges, charges, escrows, options or rights of first refusal or offer.

"Lundin Corporate Action" means:

(a) the entry into by Lundin or any Lundin Group Member of any material transaction not in the ordinary course of its business other than: (i) the completion of the Rio Narcea Offer; (ii) any transaction involving (A) the expenditure of not more than $50,000,000; or (B) the issue of Lundin Shares (or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any Lundin Shares or any other shares of its capital stock) representing not more than 10% of the issued and outstanding Lundin Shares;

(b) the issue, sale, pledge, disposition or encumbrance by Lundin or any Lundin Group Member of any of its capital stock or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital stock other than (i) pursuant to this Agreement; (ii) to another Lundin Group Member; (iii) pursuant to the Rio Narcea Offer or the financing provided therefor; (iv) the issue of Lundin Shares pursuant to the exercise of currently outstanding securities directly or indirectly convertible into or exchangeable or exercisable for Lundin Shares; (v) the issue of Lundin Shares pursuant to the exercise of options outstanding under Lundin's stock option plan; or (vi) the issue, sale, pledge, disposition or encumbrance of capital stock or securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital stock representing not more than 10% of the issued and outstanding Lundin Shares

(c) the transfer, lease, license, sale, mortgage, pledge, encumbrance, or disposition by Lundin or any Lundin Group Member of any material property or material assets other than: (i) to another

Lundin Group Member; (ii) in accordance with Section 5.2 (e) of this Agreement; or (iii) in the ordinary and usual course of business consistent with past practice;

(d) any acquisition of, or investment in, assets, shares, capital stock or other securities of any other person or entity by Lundin or any Lundin Group Member, other than its wholly-owned subsidiaries on the date hereof in an amount in excess of $50,000,000 or in the ordinary and usual course of business, consistent with past practice;

(e) any change by Lundin in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles; or

(f) except as contemplated herein, any alteration (through arrangement, liquidation, reorganization, restructuring or in any other fashion) of the corporate structure or ownership of Lundin;

"Lundin Disclosure Letter" means the letter dated as of the date of this Agreement and delivered by Lundin to Tenke contemporaneously with the execution of this Agreement.

"Lundin Group" shall mean and include Lundin and the other Lundin Group Members.

"Lundin Group Employee Plan" shall have the meaning ascribed to such term in Section 3.8.

"Lundin Group Member" shall mean and include Lundin and any corporation, partnership or company in which Lundin beneficially owns or controls, directly or indirectly, more than 50% of the equity, voting rights, profit interest, capital or other similar interest thereof or any joint venture in which Lundin has a direct or indirect interest.

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Leased Properties" means all lands and premises which are leased or subleased from a third party by a Lundin Group Member and all fixtures and improvements on such lands.

"Lundin Lock-Up Agreements" means the agreement or agreements among Tenke and each of the Lundin Locked-Up Shareholders in the form attached as Schedule "C" hereto;

"Lundin Locked-Up Shareholders" means each of the directors and officers of Lundin and each person, company or trust that has, to the actual knowledge of Lundin based on public filings made pursuant to National Instrument 62-103, (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities of Lundin carrying more than 10% of the voting rights attached to all of Lundin's outstanding voting securities.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"Lundin Real Property" means all lands and premises (including fixtures and improvements thereon) owned by a Lundin Group Member.

"Lundin Resolution" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"Lundin Securities Documents" shall have the meaning ascribed in Section 3.7.

"Lundin Shares" means common shares in the capital of Lundin.

"Lundin Shareholders" means holders of common shares in the capital of Lundin.

"Material Adverse Change" or **"Material Adverse Effect"** shall mean, with respect to Tenke, the Tenke Group, Lundin or the Lundin Group any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the Tenke Group or Lundin Group (as applicable) taken as a whole. The foregoing shall not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) generally, changes in the industries in which the applicable Group engages; or (iv) the announcement of the Arrangement.

"Meetings" means the Lundin Meeting and the Tenke Meeting, collectively.

"Newco" means 6749461 Canada Inc.

"Newco Shares" means common shares in the capital of Newco.

"Non-Breaching Party" shall have the meaning ascribed to such term in Section 10.2 hereof.

"Parties" and **"Party"** means the parties to this Agreement.

"Penalty" shall mean any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

"Permitted Liens" shall mean Liens arising out of the ordinary course of business which do not, individually or in the aggregate, materially detract from the use, value or enjoyment (in the ordinary course of business as presently conducted) of the assets which are the subject of such Liens.

"Person" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

"Plan of Arrangement" means the Plan of Arrangement attached hereto as Schedule "B", as such Plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 6.3 of the Plan of Arrangement or at the direction of the Court in the Final Order.

"Revenue Canada" means the Canada Customs and Revenue Agency, or any successor thereto.

"Rio Narcea Offer" means the outstanding offer by Lundin, made by formal take over bid, to acquire the outstanding common shares and warrants of Rio Narcea Gold Mines Ltd. at a price of $5.00 per common share and $1.04 per warrant, in each case payable in cash.

"Shareholders Agreement" means the agreement dated January 16, 2004, as amended and novated October 3, 2005 among Tenke Holdings and Phelps Dodge Corporation and others, relating to Tenke Holdings' 30% equity interest in TF Holdings.

"South American Assets" means the all of the issued and outstanding shares of the South American Holding Companies.

"South American Holding Companies" means Frontera Holdings (Bermuda) Ltd. and its direct and indirect wholly-owned subsidiaries;

"subsidiary" shall mean, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

"Tax" shall mean any tax, levy, charge or assessment imposed by or due any Government, together with any interest, Penalties, and additions to tax relating thereto, including without limitation, any of the following:

(a) any Income Tax;

(b) any franchise, sales, use and value added tax or any license or withholding tax; any payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, alternative or add-on minimum tax; and any customs duties or other taxes;

(c) any tax on property (real or personal, tangible or intangible, based on transfer or gains);

(d) any estimate or payment of any of tax described in the foregoing clauses (a) through (d); and

(e) any interest, Penalties and additions to tax with respect to any tax (or any estimate or payment thereof) described in the foregoing clauses (a) through (e).

"Tax Code" means the Internal Revenue Code of 1986 of the United States of America, as amended and the rules and regulations promulgated thereunder.

"Tax Return" shall mean all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority in Canada or the United States.

"Tenke Arrangement Resolution" means the special resolution of the holders of Tenke Shares approving the Plan of Arrangement, as required by the Interim Order and applicable Law.

"Tenke Competing Proposal" shall have the meaning ascribed to such term in Section 4.6 of this Agreement.

"Tenke Convertible Securities" means any security issued by Tenke which by its terms allows or permits the holder thereof to convert such security into, or to acquire, Tenke Shares.

"Tenke Disclosure Letter" means a letter dated as of the date of this Agreement and delivered by Tenke to Lundin contemporaneous with the execution of this Agreement.

"Tenke Group" shall mean and include Tenke and Tenke Holdings.

"Tenke Group Employee Plan" shall have the meaning ascribed in Section 2.8.

"Tenke Group Member" refers to any member of the Tenke Group.

"Tenke Holdings" means Tenke Holdings Ltd., a corporation organized and existing under the laws of Bermuda;

"Tenke Information Circular" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

"Tenke Leased Properties" means all lands and premises which are leased or subleased from a third party by a Tenke Group Member and all fixtures and improvements on such lands.

"Tenke Lock-Up Agreements" means the agreement or agreements among Lundin and each of the Tenke Locked-Up Shareholders in the form attached as Schedule "D" hereto;

"Tenke Locked-Up Shareholders" means each of the directors and officers of Tenke and each person, company or trust that has, to the actual knowledge of Tenke based on public filings made pursuant to National Instrument 62-103, (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities to Tenke carrying more than 10% of the voting rights attached to all of Tenke's outstanding voting securities.

"Tenke Meeting" means the special meeting of the shareholders of Tenke to be held in accordance with the Interim Order.

"Tenke Real Property" means all lands and premises (including all fixtures and improvements thereon) owned by a Tenke Group Member.

"Tenke Securities Documents " shall have the meaning ascribed to such term in Section 2.7.

"Tenke Shares" means the issued and outstanding common shares of Tenke.

"Tenke Shareholders" means the holders of the issued and outstanding Tenke Shares;

"Termination Date" means July 31, 2007.

"TF Holdings" means TF Holdings Ltd., a company organized under the laws of Bermuda .

"TFM" means Tenke Fungurume Mining SARL, a corporation organized under the laws of The Democratic Republic of Congo.

"Transaction Documents" means this Agreement, the Plan of Arrangement, the Tenke Lock-Up Agreements and the Lundin Lock-Up Agreements and **"Transaction Document"** means any one of them.

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"U.S. Securities Laws" means the United States *Securities Act of 1933*,as amended, and the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations promulgated thereunder.

SCHEDULE B
PLAN OF ARRANGEMENT

IN THE MATTER OF THE ARRANGEMENT involving Tenke, Lundin and Newco pursuant to section 192 of the *Canada Business Corporations Act.*

ARTICLE XII
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"**Arrangement**" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with section 6.3 of this Plan of Arrangement and section 11.9 of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

"**Arrangement Agreement**" means the Business Coordination Agreement dated April 10, 2007 among Tenke, Newco and Lundin, providing for, among other things, the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement containing this Plan of Arrangement and containing such other provisions as are required under the CBCA, to be filed with the Director after the Final Order is made;

"**Business Day**" means any day other than a Saturday, Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto and Vancouver are required or permitted to close;

"**Cash**" means the sum of $U.S.5,000,000;

"**CBCA**" means the *Canada Business Corporations Act*, in effect on the date hereof and as amended from time to time prior to the Effective Date;

"**Certificate of Arrangement**" means the certificate of arrangement giving effect to the Arrangement, issued by the Director, pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

"**Class A Shares**" means the class A common shares in the capital of Tenke which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of shareholders of Tenke, the right to dividends as and when declared by the Board of Directors of Tenke, subject to the preferential right of the holders of Class B Shares to dividends and the right to participate in the remaining assets of Tenke upon a winding up;

"**Class B Shares**" means the Tenke Shares following their re-designation as Class B Shares in accordance with this plan of Arrangement, such shares to bear the same rights and privileges as the Tenke Shares provided that such Class B Shares shall be entitled to dividends as and when declared by the Board of Directors of Tenke in preference to dividends to be paid on the Class A Shares;

"**Court**" means the Superior Court of Justice of the Province of Ontario;

"**Depositary**" means , being the depositary appointed by Tenke for the purpose of, among other things, exchanging certificates representing Class A Shares for Lundin Shares, cash in the amount of

$.001 per share and Newco Shares in connection with the Arrangement;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Dissent Rights" means the right of dissent in respect of the Arrangement Resolution that may be exercised by registered holders of Tenke Shares provided in the Interim Order and in Section 4.1 hereof;

"Dissenting Shareholder" means a registered holder of Tenke Shares who dissents from the Arrangement Resolution in compliance with the Dissent Rights;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12.01 a.m. (Toronto Time) on the Effective Date;

"Eligible Holder" means a Tenke Shareholder other than a Tax Exempt Tenke Shareholder or a Non-Resident Tenke Shareholder;

"Exchange Ratio" means 1.73 Lundin Shares for each Class A Share;

"Final Order" shall mean the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or amended on appeal;

"Former Tenke Shareholders" means the holders of Tenke Shares immediately prior to the Effective Time;

"Governmental Entity" shall mean: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agent, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"holders" means, when used with reference to the securities in the capital of any Person, the holders of such securities shown from time to time on the register maintained by or on behalf of such Person in respect of such securities;

"Interim Order" shall mean an interim order of the Court, as may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Tenke Meeting;

"Lundin" means Lundin Mining Corporation, a corporation incorporated under the CBCA;

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"Lundin Resolution" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"**Lundin Shares**" means common shares in the capital of Lundin;

"**Newco**" means 6749461 Canada Inc.;

"**Newco Class A Shares**" means the Class A Shares in the capital of Newco, which are voting, non-participating shares;

"**Newco Shares**" means common shares in the capital of Newco;

"**Non-Resident Tenke Shareholder**" means a Tenke Shareholder who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and (i) whose Tenke Shares are not "taxable Canadian Property" as defined in the Tax Act or (ii) whose Tenke Shares are "taxable Canadian property" as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of Tenke Shares by reason of an exemption contained in an applicable income tax treaty or convention;

"**Person**" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Entity;

"**Plan of Arrangement**" means this Plan of Arrangement, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 11.9 of the Arrangement Agreement or at the direction of the Court in the Final Order;

"**Shareholders**" means, collectively, Persons who are holders of issued and outstanding Lundin Shares and Tenke Shares;

"**South American Assets**" means all of the issued and outstanding shares of Frontera Holdings (Bermuda) Ltd., and its direct and indirect wholly owned subsidiaries;

"**Tenke Arrangement Resolution**" means the special resolution of the holders of Tenke Shares approving this Plan of Arrangement, as required by the Interim Order and applicable Law;

"**Tenke Information Circular**" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

"**Tenke Shares**" means common shares in the capital of Tenke;

"**Tenke Stock Option**" means any option to acquire Tenke Shares that was granted under the Tenke Stock Option Plan and is outstanding prior to the Effective Date;

"**Tenke Stock Option Plan**" means the stock option plan implemented by Tenke on February 10, 1994 and amended on March 26, 2007, subject to receipt of shareholder approval;

"**Tenke Meeting**" shall mean the special meeting of the holders of Tenke Shares called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Tenke Arrangement Resolution and any and all adjournments or postponements of such meeting;

"**Tenke Shares**" means the common shares in the capital of Tenke;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder as amended from

time to time;

"**Tax Exempt Tenke Shareholder**" means a Tenke Shareholder that is exempt from tax under Part I of the Tax Act.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or paragraph by number or letter or both refer to the Article, section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE II
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 The Arrangement Agreement

The Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 The Effective Time

This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in section 3.2 and will be binding from and after the Effective Time.

2.3 Conditions Precedent

The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the party or parties thereto entitled, of the conditions precedent set out in the Arrangement Agreement.

ARTICLE III
THE ARRANGEMENT

3.1 Effectiveness

Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from the Effective Time on: (i) Tenke; (ii) Newco; and (iii) all registered and beneficial owners of Tenke Shares; (iv) all registered and beneficial holders of Tenke options; and (v) all registered and beneficial owners of Newco Shares.

3.2 The Arrangement

On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a) the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Class B Shares and the Articles of Tenke shall be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share shall, as and from the time such redesignation is effective, represent a Class B Share;

(b) the authorized capital of Tenke will be amended by the creation of an unlimited number of Class A Shares and the Articles of Tenke shall be deemed to be amended accordingly;

(c) Tenke will transfer the South American Assets and the Cash to Newco and, in consideration therefor, Newco will issue to Tenke, as fully paid and non-assessable, that number of Newco Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d) each issued Class B Share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Class A Share and one Newco Share acquired by Tenke in accordance with Section 3.2(c) and the certificates representing the outstanding Class B Shares of Tenke shall thereafter represent Class A Shares;

(e) each issued Class B Share held by Dissenting Shareholders (for greater certainty, being Tenke Shareholders who have duly complied with the Dissent Rights and are ultimately entitled to be paid for their dissenting shares) will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid as determined in accordance with Article IV of this Plan of Arrangement in respect of the dissenting shares;

(f) each issued Class B Share acquired in accordance Section 3.2(e) will be cancelled;

(g) the stated capital of Tenke for the outstanding Class A Shares will be an amount equal to the stated capital of Tenke for the Class B Shares, less the fair market value of the Newco Shares distributed to Tenke Shareholders, other than Dissenting Shareholders, pursuant to Section 3.2(d) and the paid-up capital of the Class A Shares of Tenke will be reduced accordingly;

(h) the Class B Shares will be cancelled;

(i) each issued Class A Share will be transferred to Lundin in consideration of 1.73 Lundin Shares and $0.001 in cash;

(j) each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a stock option to be issued by Lundin (a "Lundin New Option") pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the Tenke Stock Option. Save and except as otherwise agreed to by Lundin and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each Lundin New Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. It is intended that the provisions of Subsection 7 (1.4) of the Tax Act apply to such exchange. Therefore, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin New Option exceeds the amount payable to acquire such shares under the Lundin New Option (the "Lundin Stock Option In-The-Money Amount") exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the Tenke Shares that the holder was entitled to acquire on exercise of the Tenke Stock Option exceeds the amount payable to acquire such shares under the Tenke Stock Option (the "Tenke Stock Option In-The-Money Amount"), the number of Lundin Shares which may be acquired on exercise of the Lundin New Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Stock Option In-The-Money Amount does not exceed the Tenke Stock Option In-The-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. In addition each Tenke Stock Option which, by its terms, would expire 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan;

(k) Newco will redeem its outstanding Class A Shares for $0.001 per share and such shares will be cancelled;

(l) no fractional Lundin Shares will be issued in connection with the exchange in Section 3.2(i), but rather shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof in accordance with Section 3.5 of this Plan of Arrangement;

(m) the names of Tenke Shareholders, other than Lundin, will be removed from the central securities register of Tenke;

(n) Lundin will become the holder of all Class A Shares and the central securities register of Tenke will be revised accordingly; and

(o) the exchanges and cancellations provided for in this Section 3.2 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.3 Effect of the Arrangement

As at and from the Effective Time:

(a) Tenke will be a wholly-owned subsidiary of Lundin;

(b) Tenke will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and South American Assets transferred to Newco as part of the Arrangement;

(c) The holders of Tenke Shares, other than Dissenting Shareholders, will hold Lundin Shares and Newco Shares in replacement for their Tenke Shares, as provided by this Plan of Arrangement; and

(d) The holders of Tenke Stock Options will hold Lundin Stock Options in replacement for their Tenke Stock Options as provided by this Plan of Arrangement.

3.4 Post Effective Time Procedures

(a) After the Effective Date, certificates formerly representing Tenke Shares which are held by a Former Tenke Shareholder will, except for Tenke Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Lundin Shares and Newco Shares, all in accordance with the terms of this Plan of Arrangement.

(b) On or promptly after the Effective Date, Lundin shall deliver or arrange to be delivered to the Depositary certificates representing the Lundin Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Tenke Shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(c) On or promptly after the Effective Date, Newco shall deliver or arrange to be delivered to the Depositary certificates representing the Newco Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Tenke shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(d) A Former Tenke Shareholder who is an Eligible Holder and who has transferred a Class A Share to Lundin pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provisions of provincial income tax law) with respect to such transfer by providing two signed copies of the necessary election forms to an appointed representative, as directed by Tenke or Lundin, within 90 days following the Effective Date, duly completed with the details of

the number of shares transferred and the applicable agreed amounts for the purposes of such election. Thereafter, subject to such election forms complying with requirements under the Tax Act (or applicable provincial income tax law), such forms shall be signed and returned to such Former Tenke Shareholder within 90 days after the receipt thereof by Lundin or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Lundin or any successor corporation shall not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin or any successor will not be responsible for any taxes, interest or penalties resulting from the failure of a Former Tenke Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Lundin or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

3.5 No Fractional Lundin Shares

No fractional Lundin Shares shall be issued to Former Tenke Shareholders and any fractional number of Lundin Shares shall be accumulated, and all whole Lundin Shares shall be sold. Former Tenke Shareholders otherwise entitled to receive a fractional interest in a Lundin Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon such sale of the whole Lundin Shares.

ARTICLE IV
RIGHTS OF DISSENT

4.1 Dissent Rights

Notwithstanding Article 3, each registered holder of Tenke Shares is entitled to dissent from the Arrangement and to be paid the fair value of the Tenke Shares held by such holder in respect of which such holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the **"Dissent Right"**) provided that such holder complies with section 190 of the CBCA (as modified by the Interim Order, the Final Order and this section 4.1) as if section 190 (as so modified) were applicable to such registered holders.

Holders of Tenke Shares who exercise Dissent Rights and who: (i) are ultimately determined to be entitled to be paid fair value for their Tenke Shares; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tenke Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive Newco Shares and Lundin Shares in respect of their Tenke Shares on the basis set forth in Article 3.

In no case shall Tenke, Lundin or any other Person be required to recognize a Dissenting Shareholder as a holder of Tenke Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Tenke Shares as at the Effective Time.

ARTICLE V
CERTIFICATES

5.1 Share Certificates

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares together with such other documents and instruments as would have been required to effect the transfer of the Tenke Shares formerly represented by such certificate under the CBCA and the by-laws of Tenke and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Newco Shares and the Lundin Shares which such holder is entitled to receive in accordance with Section 3.1 hereof.

5.2 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue to such Person the Lundin Shares that such Person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Newco Shares and Lundin Shares are to be issued shall, as a condition precedent to the payment thereof, give bonds satisfactory to Newco and Lundin in such sums as Newco and Lundin may direct or otherwise indemnify the Depositary, Newco and Lundin in a manner satisfactory to each of them against any claim that may be made against the Depositary, Newco or Lundin with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Lundin Shares or Newco Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Tenke Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 and Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Lundin Shares and Newco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Lundin Shares or Newco Shares, as the case may be.

5.4 Withholding Rights

Newco, Lundin and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Tenke Shareholder such amounts as Newco, Lundin or the Depositary is required or permitted to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Tenke Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5 Limitation and Proscription

To the extent that a Former Tenke Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Newco Shares and Lundin Shares which such Former Tenke Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Newco Shares and Lundin Shares shall be delivered to Newco and/or Lundin by the Depositary for cancellation and shall be cancelled by Newco and Lundin and the interest of the Former Tenke Shareholder in such Newco Shares and Lundin Shares shall be terminated as of such final proscription date.

ARTICLE VI
GENERAL

6.1 Effectiveness

No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

6.2 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Tenke Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Tenke Shares, any trustee or transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Tenke Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3 Amendment

(a) Lundin and Tenke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Tenke Meeting, approved by the Court, and (iii) if so required by the Court, communicated to Holders of Tenke Shares in the manner required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin or Tenke at any time prior to or at the Meeting shall, with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement; and (ii) if required by the Court, it is consented to by holders of the Tenke Shares voting in the manner directed by the Court.

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Lundin and Tenke after the Effective Date without the approval of the Holders of Lundin Shares or Tenke Shares provided that: (i) it is agreed to by the parties pursuant to the Arrangement Agreement, and (ii) it concerns a matter which, in the reasonable opinion of Lundin and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Holders of Lundin Shares or Tenke Shares.

6.4 Termination

At any time up until the time the Final Order is made, but subject to the Arrangement Agreement, Tenke and Lundin may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Meetings.

6.5 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

6.6 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a) if to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O'Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(c) If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

(c) if to a holder of Tenke Shares or Lundin Shares, to the last known address for such holder as shown on the books maintained by Tenke or Lundin or their transfer agents.

Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

SCHEDULE "C"

[name of shareholder]

- and –

LUNDIN MINING CORPORATION

LOCK-UP AGREEMENT

April 10, 2007

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
P.O. Box 49314
595 Burrard Street
Vancouver, British Columbia, Canada
V7X 1L3

ARTICLE 1
INTERPRETATION

ARTICLE 2
AGREEMENTS REGARDING TRANSFER AND VOTING

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

ARTICLE 4
COVENANTS OF THE SHAREHOLDER

ARTICLE 5
TERMINATION

ARTICLE 6
GENERAL

LOCK-UP AGREEMENT

THIS AGREEMENT made this 10TH day of April, 2007.

BETWEEN:

[name], (the "**Shareholder**")

- and -

LUNDIN MINING CORPORATION, a corporation incorporated and existing under the *Canada Business Corporations Act* ("**Lundin**")

WHEREAS:

A. Lundin and Tenke ("**Tenke**" or the "**Company**") are concurrently entering into the Business Combination Agreement pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Tenke shareholders will receive 1.73 of a Lundin Common Share and $0.001 for each Tenke Class A Share in accordance with the terms of the Business Combination Agreement (the foregoing and all other transactions contemplated by the Business Combination Agreement are referred to as the "**Business Combination**").

B. As an inducement to Lundin entering into the Business Combination Agreement, the Shareholder is desirous of entering into this Agreement.

NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In addition to the terms defined above, all terms used herein which are denoted with initial capital letters shall, unless otherwise expressly provided or unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

"**Act**" means the *Securities Act* (Ontario), as the same may be amended from time to time, superseded or replaced;

"**Affiliate**" has the meaning given to such term in the Act;

"**Agreement**" means this agreement among the Parties hereto together with the Schedule hereto, as the same may be amended, from time to time, and the expressions "**herein**", "**hereof**", "**hereto**" "**above**", "**below**" and similar expressions refer to this Agreement and, where applicable, to the Schedule hereto;

"**Associate**" has the meaning given to such term in the Act;

"**Business Combination Agreement**" means the definitive business combination agreement to be entered into by Lundin, Tenke and • Canada Inc. contemporaneously herewith in order to effect the Business Combination;

"**Business Day**" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Vancouver, Canada or Toronto, Canada;

"**Encumbrance**" means any security in the nature of a security interest, mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self regulatory authority or stock exchange; or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Law**" or "**Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body;

"**Lundin Common Shares**" means common shares in the capital of Lundin;

"**Owned Securities**" means Tenke Shares and other securities of Tenke, including Tenke securities that are directly or indirectly beneficially owned by the Shareholder or over which control or direction is exercised by the Shareholder directly or indirectly, which as at the date hereof are more particularly set forth in Schedule A, and includes any Tenke securities acquired after the date hereof;

"**Party**" means a party to this Agreement and "**Parties**" means both parties to this Agreement;

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by Law;

"**Resolutions**" means all resolutions relating to the Business Combination or that are necessary or desirable in connection with the Business Combination, to be

considered and, if thought fit, approved by any of the security holders of the Company at the Tenke Meeting;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

"**Tenke Shares**" has the meaning ascribed to it in the Business Combination Agreement;

"**Tenke Competing Proposal**" has the meaning ascribed thereto in Section 4.1;

"**Tenke Group**" shall mean and include Tenke and Tenke Holdings;

"**Tenke Meeting**" means a special meeting of the holders of Tenke Shares called for the purpose of conducting and, if thought fit, approving the Resolutions and any adjournment thereof;

"**Tenke Group Member**" refers to any member of the Tenke Group;

"**Tenke Superior Proposal**" has the meaning ascribed to it in the Business Combination Agreement;

"**Tenke Holdings**" means Tenke Holdings Ltd., a company incorporated under the laws of Bermuda;

"**Transfer**" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of, or grant of a power of attorney over, such security or the beneficial ownership thereof, the offer to make or do any of the foregoing and each option, agreement, arrangement, instrument or understanding, whether or not in writing, to effect any of the foregoing; and

"**Voting Securities**" has the meaning ascribed thereto in Section 2.2.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and the Schedule and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
AGREEMENTS REGARDING TRANSFER AND VOTING

2.1 Agreement not to Dispose prior to Business Combination

The Shareholder agrees that from and after the date hereof except as contemplated by the following sentence of this Section 2.1, it will not Transfer or agree to Transfer any Owned Securities other than with Lundin's prior written consent. If any Transfer is consented to by Lundin, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the Shareholder is bound. The Shareholder agrees that, from and after the date hereof, any Tenke securities acquired by, or over which beneficial ownership or control or direction becomes directly or indirectly exercised, shall also be subject to the provisions of this Agreement and shall be considered to be "Owned Securities" for the purposes of this Agreement.

2.2 Voting in respect of Business Combination

The Shareholder agrees that from and after the date hereof and provided that this Agreement has not been terminated in accordance with its terms, (i) at such time as the Company conducts a Tenke Meeting or otherwise seeks approval of any of its securityholders for the purpose of approving the Business Combination, the Shareholder will vote or cause to be voted all Owned Securities over which the Shareholder has direct or indirect voting power (the "**Voting Securities**") in favour of approving the Business Combination Agreement and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing; and (ii) the Shareholder will at any meeting of any of the securityholders of the Company vote or cause to be voted all of the Voting Securities against, and the Shareholder will not consent to or approve, any Tenke Competing Proposal or any action that would be inconsistent with the obligations of the Company under the Business Combination Agreement or in respect of the Business Combination.

2.3 Proxy in Respect of Voting Securities

If the Shareholder is unable to personally attend any meeting of securityholders of the Company in order to vote the Voting Securities in the manner contemplated by Section 2.2, then the Shareholder agrees to grant, execute and deliver to Tenke (with a copy to Lundin) at least two (2) Business Days prior to the relevant meeting of securityholders of the Company an proxy in favour of Lundin or its nominee (if so directed by Lundin) in order that all of the Voting Securities are voted in the manner contemplated by Section 2.2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Shareholder

The Shareholder makes the following representations and warranties to Lundin as an inducement to Lundin to enter into this Agreement and the Business Combination Agreement and acknowledges that Lundin is relying on such representations and warranties in so doing:

(a) the Shareholder has good and sufficient power, capacity and right to enter into this Agreement and to complete the transactions and perform the Shareholder's obligations contemplated hereby, this Agreement has been duly executed and delivered by the Shareholder, and this Agreement is a valid and binding agreement of the Shareholder enforceable by Lundin against the Shareholder in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b) neither the entering into of this Agreement nor the performance by the Shareholder of any of the Shareholder's obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Shareholder or any of the Shareholder's properties or assets are subject; (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which the Shareholder is a party or by which any of its properties or assets are or may become bound; or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on the Shareholder;

(c) the Shareholder directly or indirectly beneficially owns, or exercises control or direction directly or indirectly over, the number of Owned Securities set forth in Schedule A hereto (and neither the Shareholder nor any of its Associates or Affiliates holds or beneficially owns or controls, directly or indirectly, any other securities of Tenke), has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement and the Owned Securities are not subject to any encumbrance;

(d) other than as contemplated by this Agreement, the Shareholder is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and has not granted any power of attorney or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind in respect of the Owned Securities;

(e) none of the Owned Securities held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any

way the ability of the Shareholder to perform the Shareholder's obligations with respect to the Owned Securities as set out in this Agreement; and

(f) the Shareholder is not aware of any current discussions between the Company, its Affiliates and/or Associates and any Person with respect to any Tenke Competing Proposal.

ARTICLE 4
COVENANTS OF THE SHAREHOLDER

4.1 Covenants of the Shareholder Regarding the Business Combination

Subject to Section 4.2, in consideration of Lundin entering into the Business Combination Agreement and this Agreement, the Shareholder agrees, from and after the date hereof until the termination of this Agreement, that:

(a) other than in connection with the Business Combination, the Shareholder shall not and shall not permit its Affiliates or Associates, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise, to:

(i) solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin, relating to:

(A) the possible acquisition of, or business combination with, Tenke or any other Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take-over bid, purchase of shares, purchase of assets, or otherwise);

(B) the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis;

(C) any take-over bid, or exchange offer or other secondary purchase; or

(D) any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Arrangement;

(any of the foregoing, a "Tenke Competing Proposal"); or

(ii) provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any Person, that may wish to propose or pursue a Tenke Competing Proposal;

(b) the Shareholder will not take any steps, directly or indirectly, which may in any way materially and adversely affect the Business Combination or the direct or indirect acquisition by Lundin of any Tenke Shares and/or Tenke securities under the Business Combination or take action of any kind which may reduce the likelihood of success or completion of the Business Combination, including, any action or inaction to initiate, encourage, assist or participate in proposals or offers from any Person or group of Persons in connection with a Tenke Competing Proposal or any other transaction which interferes, by delay or otherwise, with the Business Combination;

(c) the Shareholder will not exercise any rights of dissent which may be available to the Shareholder under applicable Laws in connection with the Business Combination;

(d) the Shareholder will forthwith notify Lundin upon the acquisition of any additional Tenke securities;

(e) the Shareholder will take all action necessary to permit the voting of the Voting Securities in accordance with the terms of this Agreement; and

(f) the Shareholder will promptly notify Lundin in writing upon any representation or warranty of the Shareholder contained in this Agreement becoming untrue or upon an obligation of the Shareholder not being complied with in any material respect.

4.2 Exceptions

Nothing in Section 4.1 shall prevent the Shareholder, if the Shareholder is a director or officer of Tenke and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of the Company, in a manner consistent with the terms of, and only as permitted by, the Business Combination Agreement, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of Tenke and provided that such director and/or officer has first obtained the written advice of legal counsel that such action is required by applicable Laws.

ARTICLE 5
TERMINATION

5.1 Termination

This Agreement shall terminate on the earliest to occur of the following:

(a) the date upon which the Business Combination is completed;

(b) the date upon which Lundin and the Shareholder mutually agree to terminate this Agreement or Lundin terminates this Agreement in its sole discretion;

(c) the date upon which Lundin announces it will not match a Tenke Superior Proposal; or

(d) the Business Combination Agreement is terminated by Lundin or Tenke in accordance with its terms; or

(e) the Termination Date (as defined in the Business Combination Agreement).

The obligations of the Parties under Section 6.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 6
GENERAL

6.1 Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Business Combination, Lundin or the business and affairs of the Company, shall be made by the Shareholder without the prior written consent of Lundin, except to the extent required by applicable Laws.

6.2 Assignment

Lundin may assign its rights under this Agreement to any of its Affiliates provided that Lundin shall remain liable for the performance of its obligations hereunder. This Agreement shall not be assignable by the Shareholder hereto without the prior written consent of Lundin. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

6.3 Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

6.4 Damage Provisions

The Shareholder acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in respect of the Business Combination and that Lundin would not contemplate entering into the Business Combination Agreement and participating in the Business Combination unless this Agreement was executed, and that a breach by the Shareholder of any covenant or other obligation contained in this Agreement will cause Lundin to sustain irreparable and immediate harm and injury for which Lundin would not have an adequate remedy at law for monetary damages and for which Lundin could not be made whole by monetary damages. It is accordingly agreed that in the event of any breach hereof by the Shareholder, (i) Lundin shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to the remedy of specific performance of this Agreement and/or preliminary or permanent injunctive and other equitable relief; (ii) the Shareholder will waive, in

any action for specific performance, injunctive relief and/or any other equitable remedy, the defence of adequacy of a remedy at law; and (iii) the Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

6.5 Exercise of Rights

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

6.6 Time

Time shall be of the essence of this Agreement.

6.7 Notice

Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

(a) the Shareholder, addressed at the address set forth in Schedule A;

(b) Lundin, addressed as follows:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner
Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
P.O. Box 49314
595 Burrard Street
Vancouver, British Columbia, Canada
V7X 1L3

Attention: Mr. Bob Wooder
Facsimile: 604.631.3330

Any notice, demand or other communication so, given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Party hereto given in the manner aforesaid.

6.8 Governing Law

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

6.9 Entire Agreement

This Agreement, together with the Business Combination Agreement, shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Lundin on the one hand and the Shareholder on the other hand, other than as expressly set forth in this Agreement.

6.10 Further Assurances

Each Party hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.11 Amendment and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.12 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be delivered by any Party by facsimile.

6.13 Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.14 Independent Legal Advice

The Shareholder acknowledges that:

(a) the Shareholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b) the Shareholder has been advised to seek independent legal advice with respect to the Shareholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c) the Shareholder is entering into this Agreement voluntarily.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED, in the presence of:	)	
	)	
	)	
	)	
______________________________	)	______________________________
Witness Name:	)	name of shareholder

LUNDIN MINING CORPORATION

By: ______________________________
Name:

SCHEDULE A
OWNED SECURITIES

The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction directly or indirectly (please provide the details of any indirect ownership).

Name of Shareholder, Address and Facsimile Number	Number of Tenke Shares	Number and Type of Tenke Securities
Name of shareholder In care of: • Facsimile: •	•	[Options] •

SCHEDULE “D”



•

- and –

TENKE MINING CORP.

LOCK-UP AGREEMENT

April •, 2007

50558497.3

ARTICLE 1
INTERPRETATION

ARTICLE 2
AGREEMENTS REGARDING TRANSFER AND VOTING

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

ARTICLE 4
TERMINATION

ARTICLE 6
GENERAL

LOCK-UP AGREEMENT

THIS AGREEMENT made this • day of April, 2007.

BETWEEN:

•, (the "**Shareholder**")

- and -

TENKE MINING CORP., a corporation incorporated and existing under the *Canada Business Corporations Act* ("**Tenke**")

WHEREAS:

A. Lundin Mining Corporation ("Lundin") and Tenke are concurrently entering into the Business Combination Agreement pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Tenke shareholders will receive • of a Lundin Common Share and $0.001 for each Tenke Class A Share in accordance with the terms of the Business Combination Agreement (the foregoing and all other transactions contemplated by the Business Combination Agreement are referred to as the "**Business Combination**").

B. As an inducement to Tenke entering into the Business Combination Agreement, the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In addition to the terms defined above, all terms used herein which are denoted with initial capital letters shall, unless otherwise expressly provided or unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

"**Act**" means the *Securities Act* (Ontario), as the same may be amended from time to time, superseded or replaced;

"**Affiliate**" has the meaning given to such term in the Act;

"**Agreement**" means this agreement among the Parties hereto together with the Schedule hereto, as the same may be amended, from time to time, and the expressions "**herein**", "**hereof**", "**hereto**" "**above**", "**below**" and similar expressions refer to this Agreement and, where applicable, to the Schedule hereto;

"**Associate**" has the meaning given to such term in the Act;

"**Business Combination Agreement**" means the definitive business combination agreement to be entered into by Lundin, Tenke and • Canada Inc. contemporaneously herewith in order to effect the Business Combination;

"**Business Day**" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Vancouver, Canada or Toronto, Canada;

"**Encumbrance**" means any security in the nature of a security interest, mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Law**" or "**Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body;

"**Lundin Common Shares**" means common shares in the capital of Lundin ;

"**Lundin Meeting**" means a special meeting of the holders of Lundin Common Shares called for the purpose of conducting and, if thought fit, approving the Resolutions and any adjournment thereof;

"**Owned Securities**" means Lundin Common Shares and other securities of Lundin, including Lundin securities that are directly or indirectly beneficially owned by the Shareholder or over which control or direction is exercised by the Shareholder directly or indirectly, which as at the date hereof are more particularly set forth in Schedule A, and includes any Lundin securities acquired after the date hereof;

"**Party**" means a party to this Agreement and "**Parties**" means both parties to this Agreement;

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal

representative, government (including any Governmental Entity) or any other entity recognized by Law;

"**Resolutions**" means all resolutions relating to the Business Combination including, without limitation, the resolution approving the issue of Lundin Common Shares pursuant to the Business Combination or that are necessary or desirable in connection with the Business Combination, to be considered and, if thought fit, approved by any of the security holders of Lundin at the Lundin Meeting;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

"**Transfer**" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of, or grant of a power of attorney over, such security or the beneficial ownership thereof, the offer to make or do any of the foregoing and each option, agreement, arrangement, instrument or understanding, whether or not in writing, to effect any of the foregoing; and

"**Voting Securities**" has the meaning ascribed thereto in Section 2.2.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and the Schedule and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2
AGREEMENTS REGARDING TRANSFER AND VOTING

2.1 Agreement not to Dispose prior to Business Combination

The Shareholder agrees that from and after the date hereof except as contemplated by the following sentence of this Section 2.1, it will not Transfer or agree to Transfer any Owned Securities other than with Tenke's prior written consent. If any Transfer is consented to by Tenke, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the Shareholder is bound. The Shareholder

agrees that, from and after the date hereof, any Lundin securities acquired by, or over which beneficial ownership or control or direction becomes directly or indirectly exercised, shall also be subject to the provisions of this Agreement and shall be considered to be "Owned Securities" for the purposes of this Agreement.

2.2 Voting in respect of the Resolutions

The Shareholder agrees that from and after the date hereof and provided that this Agreement has not been terminated in accordance with its terms, (i) at such time as Lundin conducts a Lundin Meeting or otherwise seeks approval of any of its securityholders for the purpose of approving the Resolutions, the Shareholder will vote or cause to be voted all Owned Securities over which the Shareholder has direct or indirect voting power (the "**Voting Securities**") in favour of approving the Business Combination Agreement and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing; and (ii) the Shareholder will at any meeting of any of the securityholders of Lundin vote or cause to be voted all of the Voting Securities against, and the Shareholder will not consent to or approve, any action that would be inconsistent with the obligations of Lundin under the Business Combination Agreement or in respect of the Resolutions or the Business Combination.

2.3 Proxy in Respect of Voting Securities

If the Shareholder is unable to personally attend any meeting of securityholders of the Company in order to vote the Voting Securities in the manner contemplated by Section 2.2, then the Shareholder agrees to grant, execute and deliver to Tenke (with a copy to Lundin) at least two (2) Business Days prior to the relevant meeting of securityholders of Lundin a proxy in favour of Tenke or its nominee (if so directed by Tenke) in order that all of the Voting Securities are voted in the manner contemplated by Section 2.2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Shareholder

The Shareholder makes the following representations and warranties to Tenke as an inducement to Tenke to enter into this Agreement and the Business Combination Agreement and acknowledges that Tenke is relying on such representations and warranties in so doing:

(a) the Shareholder has good and sufficient power, capacity and right to enter into this Agreement and to complete the transactions and perform the Shareholder's obligations contemplated hereby, this Agreement has been duly executed and delivered by the Shareholder, and this Agreement is a valid and binding agreement of the Shareholder enforceable by Tenke against the Shareholder in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b) neither the entering into of this Agreement nor the performance by the Shareholder of any of the Shareholder's obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Shareholder or any of the Shareholder's properties or assets are subject; (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which the Shareholder is a party or by which any of its properties or assets are or may become bound; or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on the Shareholder;

(c) the Shareholder directly or indirectly beneficially owns, or exercises control or direction directly or indirectly over, the number of Owned Securities set forth in Schedule A hereto (and neither the Shareholder nor any of its Associates or Affiliates holds or beneficially owns or controls, directly or indirectly, any other securities of Lundin), has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement and the Owned Securities are not subject to any encumbrance;

(d) other than as contemplated by this Agreement, the Shareholder is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and has not granted any power of attorney or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind in respect of the Owned Securities;

(e) none of the Owned Securities held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Shareholder to perform the Shareholder's obligations with respect to the Owned Securities as set out in this Agreement; and

(f) the Shareholder is not aware of any current discussions between the Company, its Affiliates and/or Associates and any Person with respect to any Tenke Competing Proposal.

ARTICLE 4

TERMINATION

4.1 Termination

This Agreement shall terminate on the earliest to occur of the following:

(a) the date upon which the Business Combination is completed;

(b) the date upon which Tenke and the Shareholder mutually agree to terminate this Agreement or Tenke terminates this Agreement in its sole discretion;

(c) the Business Combination Agreement is terminated by Lundin or Tenke in accordance with its terms; or

(d) the Termination Date (as defined in the Business Combination Agreement).

The obligations of the Parties under Section 5.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 5
GENERAL

5.1 Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Business Combination, Tenke or the business and affairs of Tenke shall be made by the Shareholder without the prior written consent of Tenke, except to the extent required by applicable Laws.

5.2 Assignment

Tenke may assign its rights under this Agreement to any of its Affiliates provided that Tenke shall remain liable for the performance of its obligations hereunder. This Agreement shall not be assignable by the Shareholder hereto without the prior written consent of Tenke . This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

5.3 Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

5.4 Damage Provisions

The Shareholder acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in respect of the Business Combination and that Tenke would not contemplate entering into the Business Combination Agreement and participating in the Business Combination unless this Agreement was executed, and that a breach by the Shareholder of any covenant or other obligation contained in this Agreement will cause Tenke to sustain irreparable and immediate harm and injury for which Tenke would not have an adequate remedy at law for monetary damages and for which Tenke could not be made whole by monetary damages. It is accordingly agreed that in the event of any breach hereof by the Shareholder, (i) Tenke shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to the remedy of specific performance of this Agreement and/or preliminary or permanent injunctive and other equitable relief; (ii) the Shareholder will waive, in any action for specific performance, injunctive relief and/or any other equitable remedy, the defence of adequacy of a remedy at law; and (iii) the Shareholder further agrees to waive any requirement

for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

5.5 Exercise of Rights

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

5.6 Time

Time shall be of the essence of this Agreement.

5.7 Notice

Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

(a) the Shareholder, addressed at the address set forth in Schedule A;

(b) Tenke, addressed as follows:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

Any notice, demand or other communication so, given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Party hereto given in the manner aforesaid.

5.8 Governing Law

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

5.9 Entire Agreement

This Agreement, together with the Business Combination Agreement, shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Tenke on the one hand and the Shareholder on the other hand, other than as expressly set forth in this Agreement.

5.10 Further Assurances

Each Party hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.11 Amendment and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

5.12 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be delivered by any Party by facsimile.

5.13 Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.14 Independent Legal Advice

The Shareholder acknowledges that:

(a) the Shareholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b) the Shareholder has been advised to seek independent legal advice with respect to the Shareholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c) the Shareholder is entering into this Agreement voluntarily.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED, in the presence of:	)	
	)	
	)	
	)	
	)	
______________________________	)	______________________________
Witness Name:	)	

TENKE MINING CORP.

By: ______________________________
Name:

SCHEDULE A
OWNED SECURITIES

The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction directly or indirectly (please provide the details of any indirect ownership).

Name of Shareholder, Address and Facsimile Number	Number of Lundin Shares	Number and Type of Lundin Securities
• In care of: • Facsimile: •	•	[Options] •

Material document (Share Purchase Agreement), filed July 3, 2007

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of May 15, 2007.

BETWEEN:

TENKE MINING CORP., a corporation incorporated under the laws of Canada

("**Tenke**")

OF THE FIRST PART

- and -

SURAMINA RESOURCES INC., a corporation incorporated under the laws of Canada

("**Suramina**")

OF THE SECOND PART

WHEREAS the parties hereto (together with Lundin Mining Corporation) executed and delivered a business combination agreement dated as of April 10, 2007 (the "**Business Combination Agreement**") pursuant to which, among other things, the parties thereto, subject to certain terms and conditions, agreed to complete a statutory arrangement (the "**Arrangement**") whereby Tenke will sell its South American Assets (as hereinafter defined) to Suramina in exchange for shares in the capital of Suramina;

AND WHEREAS the parties hereto are therefore desirous of executing and delivering this Agreement, as the definitive share purchase agreement pursuant to which the sale transaction portion of the Arrangement is memorialized, all on and subject to the terms and conditions herein contained;

NOW THEREFORE this Agreement witnesseth that for good and valuable consideration and the mutual covenants and agreements set out below, the receipt and sufficiency whereof being hereby acknowledged, the parties hereto do hereby covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1. Definitions

1.01 In and for the purposes of this Agreement, all capitalized terms when not otherwise defined herein, shall have the respective meanings ascribed thereto in the Business Combination Agreement and additionally the following capitalized terms shall have the following meanings:

"Act" means the *Canada Business Corporations Act*.

"Affiliate" has the meaning ascribed thereto in the Act.

"Arrangement" has the meaning ascribed thereto in the preambles to this agreement.

"Associate" has the meaning ascribed thereto in the Act.

"Business Combination Agreement" has the meaning ascribed thereto in the preambles to this Agreement.

"Business Day" means a day which is not a Saturday, a Sunday or a statutory holiday in the City of Toronto, Ontario.

"CBB" means Cassels Brock & Blackwell LLP.

"Closing Date" means the Effective Date (of the Arrangement).

"Closing Time" means the Effective Time on the Effective Date.

"Disclosure Letter" means the disclosure letter to be delivered by Tenke to Suramina contemporaneous herewith.

"Encumbrance" means a mortgage, charge, pledge, hypothec, lien or security interest of any kind, a voting trust or pooling agreement with respect to securities, a deposit by way of security and a survey exception, easement, right of way or title reservation of any kind.

"Frontera Holdings" means Frontera Holdings (Bermuda) I Ltd.

"Frontera Holdings Shares" means 12,000 shares, comprising all of the issued and outstanding shares in the capital of Frontera Holdings.

"herein", **"hereunder"**, **"hereof"** and similar terms refer to this Agreement as a whole and not to any article, section or other subdivision of this Agreement.

"Suramina Shares" has the meaning ascribed thereto in section 2.02.

"person" includes an individual, body corporate, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law.

"Property" means the property and/or property interests owned and/or held by Frontera Holdings and the Subsidiaries, as more particularly set forth in section 3.01(o) of the Disclosure Letter.

"Regulatory Approvals" means any governmental or regulatory approvals or authorizations required to be obtained from any governmental or regulatory authority, agency or stock exchange with respect to the Sale Transaction.

"related persons" has the meaning ascribed thereto in section 1.02.

"Release" has the meaning ascribed thereto in section 7.05.

"Sale Transaction" means the transaction of sale and purchase provided for in section 2.01.

"South American Assets" means collectively, the Frontera Holdings Shares and US$5.0 million.

"South American Group Members" means collectively, Frontera Holdings and the Subsidiaries.

"Subsidiaries" means the direct and indirect wholly-owned subsidiaries of Frontera Holdings, as more particularly set forth in section 3.01(b) of the Disclosure Letter.

"tax" means any income, corporation, capital, sales, stamp, document, excise, customs, business, property or other tax, impost or duty of any nature or kind imposed by any jurisdiction or other taxing authority whether foreign, domestic, federal, state, provincial or municipal.

"Tenke Agreements" means those agreements executed and delivered by Tenke that shall be assigned by Tenke to Suramina as part of the Sale Transaction given that Tenke will not own the South American Assets, as more particularly set forth in section 2.03 of the Disclosure Letter.

"TSX" means the Toronto Stock Exchange.

"Underlying Agreements" means those agreements with third parties pursuant to which the South American Group Members own or hold certain of the property interests in certain of the Property, as more particularly described in section 3.01(o) of the Disclosure Letter.

1.02 Related Person

In this Agreement, the following persons shall be deemed to be related to each other:

(a) a body corporate and the person who beneficially owns, directly or indirectly, voting securities of such body corporate carrying more than 50% of the voting rights attached to all voting securities of the body corporate for the time being outstanding;

(b) a body corporate and any Affiliate or Associate thereof;

(c) a partnership and any person who is a partner thereof;

(d) a trust or estate and any person who has a substantial beneficial interest therein or as to which such person serves as trustee, executor or in a similar capacity;

(e) persons who are spouses of one another; and

(f) a person and any relative of such person or any relative of the spouse of such person, where such relative has the same home as such person.

1.03 General Rules

(a) The provision of headings and the division of this Agreement into articles, sections and other subdivisions are for convenience of reference only and shall not affect the interpretation hereof.

(b) References in this Agreement to an article, section or other subdivision are to the corresponding article, section or other subdivision of this Agreement, unless otherwise indicated.

(c) In this Agreement, the singular includes the plural, the plural includes the singular and any gender includes the other genders.

1.04 Currency

In this Agreement, all money amounts are expressed in the currency of the United States of America unless otherwise indicated.

1.05 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2
PURCHASE AND SALE OF SOUTH AMERICAN ASSETS

2.01 Purchase and Sale

On closing on the Closing Date, subject to the terms and conditions herein contained and the terms and conditions of the Arrangement, Tenke shall sell to Suramina and Suramina shall purchase from Tenke, the South American Assets.

2.02 Purchase Price and Payment

The purchase price for the South American Assets shall be their fair market value which is agreed to be US$22,463,243 and shall be satisfied by Suramina via the issuance to Tenke of shares in the capital of Suramina (the "**Suramina Shares**") equal in number to the number of issued and outstanding shares in the capital of Tenke outstanding immediately before the Effective Time, other than shares in the capital of Tenke held by shareholders of Tenke who dissent to the Arrangement (the "**Number of Tenke Shares**").

2.03 Assignment of Tenke Agreements

On closing on the Closing Date, Tenke and Suramina shall enter into mutually acceptable assignment agreements pursuant to which the Tenke Agreements (as set forth in section 2.03 of the Disclosure Letter) are assigned by Tenke to Suramina and if applicable, the consent of the counterparties to such Tenke Agreements to the assignment thereof by Tenke to Suramina shall be delivered.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TENKE

3.01 Representations and Warranties

Tenke represents and warrants to Suramina as follows, that, except as disclosed in the Disclosure Letter:

(a) **Incorporation, etc., Tenke**. Tenke is duly incorporated, validly existing and in good standing under the laws of Canada and subject to the terms of the Business Combination Agreement has full corporate power to execute, deliver and perform its obligations under this Agreement and to sell and transfer the South American Assets to Suramina as herein provided. This Agreement has been duly authorized by all necessary corporate action of Tenke and subject to the terms of the Business Combination Agreement constitutes a valid and binding obligation of Tenke enforceable against Tenke in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting enforceability of creditors' rights and that equitable remedies such as

specific performance and injunction are in the discretion of the court from which they are sought.

(b) **Incorporation, etc., South American Group Members**. Each of the South American Group Members is duly incorporated, validly existing and in good standing under the laws of its respective jurisdictions of incorporation. The Subsidiaries are set forth in section 3.01(b) of the Disclosure Letter.

(c) **Assets**. Tenke has full corporate power and authority to own or lease, subject to the transfer rights defined in its Underlying Agreements listed in Section 3.01(o) of the Disclosure Letter, its assets as now owned or leased, including without limitation, the South American Assets, and to carry on its business as now carried on. Subject to the above referenced Section 3.01(o) of the Disclosure Letter, each of the South American Group Members has full corporate power and authority to own or lease their assets as now owned or leased and to carry on their business as now carried on. Each of the South American Group Members holds all necessary governmental licences, permits and authorizations in connection with their business. Neither the nature of the business of any of the South American Group Members nor the location or character of any of their assets requires any of the South American Group Members to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than those set forth in section 3.01(c) of the Disclosure Letter where each of the South American Group Members as applicable, as set out therein, is duly registered, licensed or otherwise qualified and in good standing for such purpose.

(d) **Regulatory Approvals**. No Regulatory Approvals are required to be obtained by any of Tenke or the South American Group Members to enable Tenke to complete the Sale Transaction, other than as set out in the Business Combination Agreement and section 3.01(d) of the Disclosure Letter.

(e) **Bankruptcy, Insolvency, etc.**. No proceedings have been taken or authorized by any of Tenke or the South American Group Members or to the knowledge of Tenke, by any other person, in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up any of Tenke or the South American Group Members.

(f) **Minute Books**. At the Closing Time, the records of Tenke and the South American Group Members will contain accurate and complete minutes of all meetings held of their respective directors or any committee thereof and their respective shareholders and of all resolutions of their respective directors or any committee thereof and their respective shareholders passed by signature in writing, since the date of their respective incorporation. All resolutions contained in such records will have been duly passed and the share certificate book and share registers of each of the South American Group Members will be complete and accurate.

(g) **Authorized Capital**. The authorized capital of each of the South American Group Members is as set out in section 3.01(g) of the Disclosure Letter and is

issued and outstanding as fully paid and non-assessable. The registered and beneficial owners of all of such issued and outstanding shares with good and marketable title thereto, free and clear of any and all Encumbrances, is as set forth in section 3.01(g) of the Disclosure Letter. No other shares of any of the South American Group Members are outstanding or have been allotted or issued and there is no option, warrant or other right of any kind in existence which could result in any further shares of any of the South American Group Members being allotted or issued or becoming outstanding.

(h) **Other Shares**. None of the South American Group Members owns any shares in or securities of any other body corporate and none of the South American Group Members is a partner of any partnership or member of any joint venture or other business association.

(i) **No Breaches or Defaults**. None of the execution and delivery of this Agreement, the performance of the obligations of Tenke hereunder or thereunder or the consummation of the transactions herein provided for will:

(i) result in or constitute a breach of any term or provision of, or constitute a default under, the articles or by-laws of any of the South American Group Members or any agreement or other commitment to which any of the South American Group Members is a party or by which any of them or any of their respective assets are bound;

(ii) constitute an event which would permit any party to any agreement with the South American Group Members to terminate such agreement or to accelerate the maturity of any indebtedness of the South American Group Members or any other obligation of the South American Group Members; or

(iii) result in the creation or imposition of any Encumbrance upon the Suramina Shares or any asset of the South American Group Members.

(j) **Issuance of Suramina Shares**. Upon delivery of the share certificates representing the Suramina Shares contemporaneous with completion of the Arrangement, Tenke will acquire good and marketable title to the Suramina Shares free and clear of any and all Encumbrances and will have the right to exchange such Suramina Shares pursuant to the Arrangement.

(k) **Business of the South American Group Members, Debts and Obligations**. Between December 31, 2006 and the date of this Agreement, the business of the South American Group Members has been carried on in the ordinary and customary course. Save and except as set out in section 3.01(k) of the Disclosure Letter, none of the South American Group Members has any debts, liabilities or obligations and none of the South American Group Members has given any guarantee of any debt, liability or obligation of any person or body corporate.

(l) **Preservation of Business**. Since December 31, 2006, the South American Group Members have used their best efforts to preserve their business, goodwill and property and all other assets, both tangible and intangible. Since such date, none of the South American Group Members has:

(i) paid any dividend or otherwise made any distribution of any kind or nature whatsoever to its shareholders as such or taken any corporate proceedings for such purpose;

(ii) redeemed, purchased or otherwise retired any of its shares or otherwise reduced its stated capital;

(iii) subjected any of its assets or permitted any of its assets to be subjected to any Encumbrance, with the exception of the declaration of Force Majeure on its Yamiri and La Chola agreements due to new La Rioja Province legislation hindering open pit mining development;

(iv) acquired, sold, leased or otherwise disposed of or transferred any assets other than in the ordinary and customary course of business;

(v) modified, amended or terminated any contract, agreement or arrangement to which it is or was a party or waived or released any right which it has or had, other than in the ordinary and customary course of its business;

(vi) incurred any debt, liability or obligation for borrowed money;

(vii) issued, sold or become liable on any share or debt obligation;

(viii) increased the salary, fringe benefits or other compensation of, or paid any bonus or similar compensation to, any of its officers, directors or other management personnel or given salary or wage increases or additional fringe benefits or other compensation to any of its other employees, except in the normal course of business; or

(ix) agreed or offered to do any of the things described in the preceding clauses (i) through (viii).

(m) **Tax Returns**. Each of the South American Group Members has filed all income tax returns required by law within the times and in the manner prescribed by law and has been fully and finally assessed with respect to all financial years accordingly. Each of the South American Group Members has paid all income tax due and payable as reflected on such above-noted returns and has paid all installments and made all other remittances on account of tax payable by each of the South American Group Members required in respect of any period for which a return has not been filed or is not required.

(n) **Underlying Agreements**. Section 3.01(o) of the Disclosure Letter contains a true and complete list of all Underlying Agreements. To the knowledge of Tenke, all of the Underlying Agreements are valid and binding obligations of the parties thereto and enforceable in accordance with their respective terms. There are no liabilities of any of the South American Group Members arising from any breach or default prior to the date of this Agreement of any provision of any such Underlying Agreements.

(o) **Ownership of Assets**. All of the assets of the South American Group Members are owned by the South American Group Members with good and marketable title thereto, free and clear of any Encumbrances other than those previously described by Tenke to Suramina. The Property and the Underlying Agreements are set forth in section 3.01(o) of the Disclosure Letter.

(p) **Compliance with Laws**. Each of the South American Group Members is in full compliance with all applicable governmental laws, by-laws, regulations and orders relevant to their corporate existence, operations or properties.

(q) **Benefit Plans**. Other than a standard employee group benefit plan, there are no pension, insurance or other benefit plans or agreements which any of the South American Group Members has with respect to or for the benefit of any of their employees and officers. None of the South American Group Members has any stock option or stock purchase plan or agreement, profit sharing plan or agreement or deferred compensation plan or agreement, with or with respect to any of their employees and officers. None of the South American Group Members is under any existing or future obligation to provide any pension or retirement income to any of their employees or officers. Each of the South American Group Members has withheld and remitted to the appropriate authorities all amounts required to be withheld and remitted under any taxation, unemployment insurance, statutory pension or other law in respect of the directors, officers and employees of each of the South American Group Members.

(r) **Insurance**. Each of the South American Group Members is insured under the blanket insurance policies of Tenke which insurance is adequate for the business currently carried on by each of the South American Group Members.

(s) **Infringement**. To the knowledge of Tenke none of:

(i) the machinery and equipment operated by the South American Group Members;

(ii) the processes involved in the operation of any such machinery or equipment or otherwise involved in the activities of the South American Group Members; or

(iii) the activities carried on by the South American Group Members;

constitutes or involves an infringement of any trade mark, patent, copyright, industrial design or proprietary or similar right. None of the South American Group Members owns any trade marks, patents, copyrights, industrial designs or proprietary or similar rights.

(t) **Litigation**. There is no legal, arbitral, governmental or other action, proceeding or investigation pending or threatened against or otherwise affecting any of Tenke or the South American Group Members or any of their material assets or with respect to any matter arising out of their business or in connection with their affairs save and except as set forth in section 3.01(t) of the Disclosure Letter. There is no outstanding judgment, decree, order, ruling or injunction involving any of Tenke or the South American Group Members or relating in any way to the Sale Transaction.

(u) **No Defaults**. None of the South American Group Members is a party to, bound or affected by or subject to, nor are any of their properties or shares bound or affected by or subject to, any indenture, mortgage, debenture, security agreement, lease, agreement, instrument, provision in its articles or by-laws, statute, regulation, rule, judgment, order, decree, law or restriction of any nature which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery of this Agreement and/or the consummation of the Sale Transaction.

(v) **No Agreements**. None of the South American Group Members is a party to any agreement, indenture, mortgage, debenture, security agreement, lease, agreement or instrument or subject to any restriction in its Articles or by-laws or subject to any restriction imposed by Regulatory Authorities having jurisdiction over it or subject to any statute, order, regulation or rule or to any writ, judgment, injunction or decree of any court or state, municipal or other governmental department, commission, board or instrumentality which may limit or restrict or otherwise adversely affect its business, properties, shares or financial condition, other than statutory provisions and restrictions of general application to its particular business.

(w) **Real Property**. Save and except for the Underlying Agreements, none of the South American Group Members is a party to or bound by any material leases of real property. All material payments required to be paid by each of the South American Group Members pursuant to the Underlying Agreements and/or applicable requirements relating to the property have been duly paid and none of the South American Group Members is in material default or in material breach of any term or provision of the Underlying Agreements.

(x) **Bank Accounts**. The name of each bank or other depository in which each of the South American Group Members maintains any bank account, trust account or safety deposit box is set forth in section 3.01(x) of the Disclosure Letter, along with the names of all persons authorized to draw thereon or who have access thereto.

(y) **Environmental Matters**. Each of the South American Group Members possesses or are in the normal process of obtaining all environmental licenses, permits and other governmental approvals and authorizations (collectively, the "**Environmental Permits**") necessary to conduct exploration and mining activities as currently conducted. No Environmental Permit will become void or voidable as a result of the consummation of the Sale Transaction nor, except as disclosed in section 3.01(y) of the Disclosure Letter, is any consent of any person required as a result of the consummation of the Sale Transaction.

Except as disclosed in section 3.01(y) of the Disclosure Letter, the business of the South American Group Members is: (i) being conducted in accordance with all of the requirements of applicable state or local environmental, health and safety statutes and regulations and normal local practices; and (ii) not the subject of any remedial or control action or order of any governmental agency or any investigation or evaluation as to whether any remedial action is needed to respond to an actual or threatened release, discharge, deposit, emission or spill of any hazardous substance, pollutant or contaminant into the environment or any facility or structure.

(z) **Exploration Activities**. All prior exploration work, processes, undertaking and other operations carried on or conducted by or on behalf of the South American Group Members with respect to the Property have been carried on and/or conducted in a sound and workmanlike fashion and in compliance with sound geological and geophysical exploration practices.

Each of the representations and warranties contained in this section 3.01 will be true and accurate at the Closing Time as if made at and as of such time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SURAMINA

4.01 Representations and Warranties

Suramina represents and warrants to Tenke as follows, that:

(a) **Due Incorporation**. Suramina is duly incorporated, validly existing and in good standing under the laws of Canada and has full corporate power to execute, deliver and perform its obligations under this Agreement, including without limitation, the issuance of the Suramina Shares.

(b) **Due Authorization**. This Agreement has been duly authorized by all necessary corporate action of Suramina and subject to the terms of the Business Combination Agreement, constitutes a valid and binding obligation of Suramina enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, similar laws generally affecting the enforcement of creditors' rights and equitable remedies such as

specific performance and injunction are in the discretion of the court from which they are sought.

(c) **Regulatory Approvals**. No Regulatory Approvals are required to be obtained by Suramina to enable Suramina to complete the Sale Transaction other than as set out in the Business Combination Agreement.

(d) **Bankruptcy, Insolvency, etc.** No proceedings have been taken or authorized by Suramina or to the knowledge of Suramina, by any other person in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of Suramina.

(e) **No Breaches or Defaults**. None of the execution and delivery of this Agreement, the performance of the obligations of Suramina hereunder or the consummation of the transactions herein provided for will:

(i) result in or constitute a breach of any term or provision of, or constitute a default under, the articles or by-laws of Suramina or any agreement or other commitment to which Suramina is a party or by which Suramina or its assets are bound;

(ii) constitute an event which would permit any party to any agreement with Suramina to terminate such agreement or to accelerate the maturity of any indebtedness of Suramina or any other obligation of Suramina; or

(iii) result in the creation or imposition of any Encumbrance upon the Suramina Shares.

(f) **Litigation**. There is no legal, arbitral, governmental or other action, proceeding or investigation pending or threatened against or otherwise affecting Suramina or any of its assets or with respect to any matter arising out of its business or in connection with its affairs. There is no outstanding judgment, decree, order, ruling or injunction involving Suramina or relating in any way to the Sale Transaction.

(g) **No Defaults**. Suramina is not a party to, bound or affected by or subject to, nor are any of its properties or shares bound or affected by or subject to, any indenture, mortgage, debenture, security agreement, lease, agreement, instrument, provision in its articles or by-laws, statute, regulation, rule, judgment, order, decree, law or restriction of any nature which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery of this Agreement and/or the consummation of the Sale Transaction.

(h) **Suramina Shares**. As at the Effective Time, assuming the Arrangement is duly completed and the shares of Suramina are listed and posted for trading on the TSX, the Suramina Shares shall form part of a class of shares that are listed and posted for trading on the TSX.

Each of the representations and warranties contained in this section 4.01 shall be true and accurate at the Closing Time as if made at and as of such time.

ARTICLE 5
CONDITIONS OF PERFORMANCE; WAIVER; AND SURVIVAL OF REPRESENTATIONS

5.01 Conditions of the Obligations of Suramina

It shall be a condition of the obligation of Suramina to complete the Sale Transaction that at the Closing Time:

(a) no proceedings will have been taken or authorized by Tenke or the South American Group Members by any other person or body corporate in respect of the bankruptcy, liquidation, dissolution or winding up of Tenke or the South American Group Members;

(b) there will be no legal, arbitral, governmental or other action, proceeding or investigation pending or threatened against or otherwise affecting Tenke or the South American Group Members or any of their assets or with respect to any matter arising out of their business or in connection with their affairs;

(c) there will be no outstanding judgment, decree, order, ruling or injunction involving Tenke or the South American Group Members or relating in any way to the Sale Transaction;

(d) Tenke and/or Suramina shall have received the approval of the TSX to the completion of the Sale Transaction;

(e) each of the representations and warranties set out in article 3 will be true and correct; and

(f) the Arrangement shall have been duly approved and completed.

5.02 Conditions of the Obligations of Tenke

It shall be a condition of the obligation of Tenke to complete the Sale Transaction that the Closing Time:

(a) no proceedings will have been taken or authorized by Suramina or by any other person or body corporate in respect of the bankruptcy, liquidation, dissolution or winding up of Suramina;

(b) there will be no legal, arbitral, governmental or other action, proceeding or investigation pending or threatened against or otherwise affecting Suramina or any of its assets or with respect to any matter arising out of its business or in connection with its affairs;

(c) there will be no outstanding judgment, decree, order, ruling or injunction involving Suramina or relating in any way to the Sale Transaction;

(d) Tenke and/or Suramina shall have received the approval of the TSX to the completion of the Sale Transaction;

(e) each of the representations and warranties set out in article 4 will be true and correct; and

(f) the Arrangement shall have been duly approved and completed.

5.03 Waiver

Suramina and Tenke may, at their option, waive in whole or in part any or all of the conditions set out in this Agreement for their respective benefit to the extent that any such condition is a condition of its obligation to complete the Sale Transaction, but no such waiver of the whole or any part of any such condition shall operate so as to waive, diminish the scope of or otherwise affect any representation or warranty (whether or not such representation or warranty is also expressed to be a condition) herein contained.

5.04 Survival of Representations and Warranties

All of the representations and warranties herein contained shall survive and remain in full force and effect notwithstanding the completion of the Sale Transaction provided that no claim shall be made for the breach of any representation and warranty contained in article 3 or article 4 unless such claim is first asserted by notice given within one year after the Closing Date.

ARTICLE 6
CLOSING

6.01 Closing Procedure

The Sale Transaction shall be completed at the Closing Time at the offices of Tenke Mining Corp., 2101 Hong Kong Bank of Canada Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, contemporaneous with and as part of the Arrangement and conditional upon completion of the Arrangement, at which time and place:

(a) **Tenke Closing Deliveries**. Tenke shall deliver or cause to be delivered to Suramina:

(i) share certificates representing the Frontera Holdings Shares and duly executed stock transfers for the Frontera Holdings Shares. All of the

Frontera Holdings Shares shall be duly transferred into the name of Suramina pursuant to the Arrangement;

(ii) US$5.0 million in cash, by certified cheque or wire transfer in immediately available funds;

(iii) certified resolutions of the directors and, if required, of the shareholders of Frontera Holdings by which the transfer of the Frontera Holdings Shares to Suramina and the execution, delivery and performance of this Agreement shall be given all necessary approvals and authorizations;

(iv) proof of receipt of all Regulatory Approvals to the transfer of the Frontera Holdings Shares, including without limitation, the approval of the Bermuda Monetary Authority as well as all third party consents with respect to the Underlying Agreements and the Tenke Agreements, required by reason of the Sale Transaction as well as the documents in section 2.03;

(v) a certificate signed by a senior officer of Tenke certifying as at the Closing Date, that:

(1) each of the representations and warranties contained in article 3 is true and accurate in all respects; and

(2) each of the covenants herein contained of the obligations of Tenke to complete the Sale Transaction has been satisfied; and

(vi) such further and other documents shall be delivered and actions shall be taken by the South American Group Members as may be reasonably required by Suramina and its counsel.

(b) **Suramina Closing Deliveries**. Suramina shall deliver or cause to be delivered to Tenke:

(i) certified resolutions of the directors of Suramina by which the purchase of the South American Assets from Tenke and the execution, delivery and performance of this Agreement shall be given all necessary appraisals and authorizations;

(ii) a certificate signed by a senior officer of Suramina certifying as at the Closing Date, that:

(1) each of the representations and warranties contained in section 4 is true and accurate in all respects; and

(2) each of the covenants herein contained of the obligations of Suramina to complete the Sale Transaction has been satisfied;

(iii) such further and other documents shall be delivered and actions shall be taken by Suramina as may be reasonably required by Tenke.

ARTICLE 7
GENERAL

7.01 Brokerage Fees

Suramina represents and warrants to Tenke and Tenke represents and warrants to Suramina that all negotiations relative to this Agreement have been carried on by Suramina directly with Tenke without the intervention of any person other than professional advisers to such parties and other than as contemplated by the Business Combination Agreement.

Suramina shall indemnify Tenke and hold it harmless from and against any claim whatsoever made in connection with the sale and purchase of the South American Assets by any broker or finder as a result of any act or thing done by or on behalf of Suramina and from any claim, loss or damage suffered by Tenke in consequence of any breach of the Suramina representations and warranties.

Tenke shall indemnify Suramina and hold it harmless against and from any claim whatsoever made in connection with the sale and purchase of the South American Assets by any broker or finder as a result of any act or thing done by or on behalf of Tenke and from any claim, loss or damage suffered by Suramina in consequence of any breach of the Tenke representations and warranties.

7.02 Expenses

Each of the parties hereto shall bear the fees and expenses of its own counsel, accountants and other advisers in connection with this Agreement.

7.03 Notices

All notices, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or sent by facsimile transmission:

(i) To Tenke at :

885 West Georgia Street, Suite 2101
Vancouver BC V6C 3E8

Facsimile Number: (604) 689-4250
Attention: Corporate Secretary

(ii) To Suramina at:

885 West Georgia Street, Suite 2101
Vancouver BC V6C 3E8

Facsimile Number: (604) 689-4250
Attention: Corporate Secretary

or at such other address or number as the party to whom such notice, demand or other communication is given may hereafter have last designated by notice given in the manner provided in this section; and if so delivered or sent by facsimile transmission, shall be deemed to have been given on the first business day following its receipt.

7.04 Time

Time shall in all respects be of the essence hereof.

7.05 Confidential Information.

Except as specifically otherwise provided for herein, the Parties will keep confidential all data and information respecting this Agreement and will refrain from using such data and information other than for the activities contemplated hereunder or publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other Party, such consent not to be unreasonably withheld. The provisions of this section do not apply to information that is or becomes part of the public domain other than through a breach of the terms hereof. The Parties will consult with each other prior to issuing any press release or making or filing any other statement (collectively, a "**Release**") to a non-party (including a government or exchange authority) regarding this Agreement, with the disclosing Party advising the other Party of the text of the proposed Release. To the extent practicable, the disclosing Party will provide the other Party with a reasonable opportunity to comment on the Release and will incorporate the other Party's reasonable changes to the Release before the Release is issued, made or filed.

In addition, the disclosing Party will obtain prior consent from the other Party before issuing, making or filing any Release, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction and the other Party unreasonably withholds consent to such Release or does not provide its consent in a timely fashion.

Notwithstanding the foregoing, where a Party requests input or consent from the other Party as to any Release and the other Party has not responded to such request within three Business Days, then the Party proposing the Release will be entitled to proceed with its disclosure as if it had received input or consent from the other Party.

7.06 Entire Agreement

This Agreement constitutes the entire understanding, contract and agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior oral or written understandings, agreements or contracts, formal or informal, between the Parties save and except for the Business Combination Agreement.

7.07 Assignment

Neither of the Parties may assign their respective interest in this Agreement without the prior written consent of the other Party.

7.08 Counterparts

This Agreement may be executed in several counterparts (by original or telefacsimile signature), each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

7.09 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the Parties have executed this agreement as of the date first written above.

TENKE MINING CORP.

Per: [signature]
Name: PAUL CONIBEAR
Title: PRESIDENT & CEO

SURAMINA RESOURCES INC.

Per: [signature]
Name: PAUL CONIBEAR
Title: PRESIDENT & CEO

Security holders documents (Certificate of Amendment), filed July 3, 2007



Industry Canada   Industrie Canada



Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

SURAMINA RESOURCES INC.

Name of corporation-Dénomination de la société

674946-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

May 15, 2007 / le 15 mai 2007

Date of Amendment - Date de modification

Canada



Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions	ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
6749461 CANADA INC.	674946-1

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The Articles of the Corporation be and they are hereby amended by:

1. changing the corporate name of the Corporation from 6749461 Canada Inc. to Suramina Resources Inc.;

2. increasing the authorized capital of the Corporation by creating an unlimited number of Class A shares;

3. declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of common shares and an unlimited number of Class A shares;

4. deleting the rights, privileges, restrictions and conditions currently attached to the common shares and providing that the rights, privileges, restrictions and conditions attaching to each class of shares are as follows:

"CLASS A SHARES

Payment of Dividends

The holders of Class A shares shall not be entitled to receive and the Corporation shall not be required to pay any dividends on the Class A shares.

Participation on Liquation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A shares shall be entitled to receive out of the assets and property of the Corporation, before any amount is paid or any property or assets of the Corporation is distributed to the holders of the common shares or any other class ranking junior to the Class A shares, the amount paid up on each Class A share held by them. After payment on the Class A shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Voting Rights

The holders of Class A shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each Class A share at all such meetings.

Purchase for Cancellation

The Corporation may at any time and from time to time purchase for cancellation the whole or any part of any of the Class A shares at a price equal to the amount paid up on each such share.

COMMON SHARES

Payment of Dividends

The common shares shall be entitled to receive ratably such dividends (if any) as the board of directors may in its discretion declare.

Participation on Liquation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall, subject to the prior rights of the holders of Class A shares, be entitled to participate ratably in any distribution of the assets of the Corporation.

Voting Rights

The holders of common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each common share at all such meetings.

Purchase for Cancellation

The Corporation may at any time and from time to time purchase for cancellation the whole or any part of any of the common shares at the lowest price at which, in the opinion of the Directors, such shares are obtainable."

Date	Name - Nom	Signature	Capacity of - en qualité
2007-05-15	PAUL CONIBEAR		AUTHORIZED OFFICER


Canadä

Security holders documents (Certificate of Amendment), filed July 3, 2007

 Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

SURAMINA RESOURCES INC.	674946-1
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

June 26, 2007 / le 26 juin 2007

Date of Amendment - Date de modification

Canadä

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) — **CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)**

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
SURAMINA RESOURCES INC.	674946-1

3. **The articles of the above-named corporation are amended as follows:**
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

1. by removing the following from Section 4 of the Articles of Incorporation:

"The transfer of shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without either:

(a) the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors; or

(b) the approval of the holders of shares of the Corporation carrying at least a majority of the votes entitled to be cast at a meeting of shareholders (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares."

and replacing the following in Section 4 of the Articles of Incorporation:

"None."

2. by increasing the minimum number of directors from one (1) to three (3) so that Section 5 would provide as follows:

"Minimum: 3 Maximum: 10"

3. by removing the following from Section 7 of the Articles of Incorporation:

"Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

No securities of the Corporation, other than non-convertible debt securities, shall be transferred without either:

(a) the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors;

(b) the approval of the holders of shares of the Corporation carrying at least a majority of the votes entitled to be c ast at a meeting of shareholders (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares; or

(c) if applicable, the restriction contained in security holders' agreements."

Date	Name - Nom	Signature	Capacity of - en qualité
2007-06-26	JOHN H. CRAIG		DIRECTOR

Canada

Security holders documents (By-Law No. 1), filed July 3, 2007

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

6749461 CANADA INC.

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of 6479461 Canada Inc. (hereinafter called the "Corporation") as follows:

PART ONE

INTERPRETATION

1.01 Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

- "Act" means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor:

- "board" means the board of directors of the Corporation;

- "by-laws" means any by-law of the Corporation from time to time in force and effect;

- "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders:

- "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

- "recorded address" means in the case of a shareholder, his address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

- "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

- "special meeting of shareholders" includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders:

- all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

- words importing the singular number only shall include the plural and vice-versa; words importing the masculine gender shall include

the feminine and neuter genders; words importing persons shall include bodies corporate, partnerships, syndicates, trusts and any number or aggregate of persons; and

- the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

PART TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such address therein as the directors may from time to time determine.

2.02 Corporate Seal

The corporate seal of the Corporation shall be in such form as the directors may by resolution adopt from time to time.

2.03 Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04 Execution of Contracts, Etc.

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any officer or director. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing

or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time prescribe or authorize.

2.06 Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

2.07 Custody of Securities

All securities (including certificates, warrants or other evidences of conversion privileges, options or rights to acquire securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered

bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors. All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08 Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE

DIRECTORS

3.01 Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02 Qualification

Every director shall be an individual eighteen (18) or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. At least twenty-five per cent of the directors of the Corporation must be resident Canadians. If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03 Term of Office

A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the

close of the annual meeting next following, or until his successor is elected or appointed.

3.04 Election and Removal

Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05 Vacation of Office

The office of a director shall ipso facto be vacated if:

(a) he dies:

(b) he is removed from office by the shareholders;

(c) he becomes bankrupt;

(d) he is found by a court in Canada or elsewhere to be of unsound mind; or

(e) his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06 Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though twenty-five per cent of such directors are not resident

Canadians) may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07 Action by Directors

Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

3.08 Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09 Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interest of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10 Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.11 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the directors shall from time to time determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR

MEETINGS OF DIRECTORS

4.01 Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02 Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03 Notice

Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled or telexed to each director not less than 2 days (exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled or telexed, but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by telegram, cable or telex addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditors of the Corporation;

(c) issue securities of the Corporation;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a takeover bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

4.04 Quorum

Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05 First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06 Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a

quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07 Telephone Participation

Where all directors have consented thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.

4.08 Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09 Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10 Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11 Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

4.12 One Director Meeting

If the Corporation has only one director, that director may constitute a meeting.

PART FIVE

COMMITTEES

5.01 Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.04 Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX

OFFICERS

6.01 Appointment of Officers

The directors shall annually or as often as may be required appoint a president and a secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents, (to which title may be words added indicating seniority or function), a treasurer, and such other officers as the directors may determine, including one or more assistants to any one of

the officers so appointed. Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office. In case and whenever the same person holds the offices of secretary and treasurer, he may but need not be known as the secretary-treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02 Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03 Managing Director

The directors may from time to time appoint from their number a managing director who is a resident Canadian, and may delegate to the managing director any of the powers of the directors subject to the Act. A managing director shall conform to all lawful orders given to him by the directors of the Corporation, and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

6.04 President

The president shall be the chief executive officer of the Corporation, and shall exercise general supervision over the business and affairs of the Corporation. In the absence of the chairman of the board and managing director, if any, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

6.05 Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such

contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

6.06 Secretary

The secretary shall give or cause to be given notices for all meetings of the directors and any committee of the directors and shareholders when directed to do so, and shall have charge of the minute books of the Corporation and, subject to the provisions of section 8.03 hereof, of the documents and registers required by the Act. He shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors, or as are incident to his office.

6.07 Treasurer

Subject to the provisions of any resolution of the directors, the treasurer shall have the care and custody of all the funds and securities of the Corporation, and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain proper accounting records in compliance with the Act. He shall render to the directors whenever required an account of all his transactions as treasurer and of the financial position of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

6.08 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09 Duties of Officers May Be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

6.10 Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any

time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his successor is appointed.

6.11 Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12 Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him from receiving such remuneration as may be determined.

6.13 Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

6.14 Fidelity Bonds

The directors may require such officers, employees and agents of the Corporation as the directors deem advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the directors may from time to time determine, provided that no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

6.15 Vacancies

If the office of chairman, managing director, president, vice-president, secretary, treasurer, or any other office created by the directors pursuant to section 6.08 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.16 Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01 Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or in relation thereto, unless the same shall happen by or through his failure to exercise his powers and to discharge his duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02 Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as

director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

7.03 Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate at the Corporation's request.

7.04 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.05 Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT

SHARES

8.01 Allotment

Subject to the Act, the articles of the Corporation and any unanimous shareholder agreement, the directors may from time to time allot, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

8.04 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferrable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04: it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced in facsimile upon share certificates; the other officer must sign manually. Every such facsimile signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned manually by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned manually by or on behalf of a transfer agent or registrar, the

signature of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05 Registration of Transfer

Subject to the Act, a transfer of shares shall not be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by his attorney, fiduciary or agent duly appointed, together with such reasonable assurance that the endorsement is genuine and effective as the directors may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the directors, upon compliance with such restrictions on transfer as are authorized by the articles, and upon satisfaction of any lien referred to in section 8.10.

8.06 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.07 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09 Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.10 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE

DIVIDENDS AND RIGHTS

9.01 Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Dividend Cheques

A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date by newspaper advertisement in the manner provided in the Act unless notice of the record date is waived in writing by every holder of a share of a class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05 Unclaimed Dividends

Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings

The directors, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the directors shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

10.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors' report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06 Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act unless notice of the record date is waived in writing by every holder of a share of a class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, managing director, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 Quorum

Subject to the provisions of section 10.20, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 51% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 Right to Vote

Subject to the provisions of the Act as to representatives of any other body corporate which is a shareholder of the Corporation and to section 10.12, every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date, or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting.

10.12 Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the

requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.13 Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting /shall not be entitled to a second or casting vote.

10.16 Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as provided in section 10.17. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes

recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.17 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.20 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or represented by proxy constitutes a meeting and the quorum requirements hereof shall have no application.

PART ELEVEN

NOTICES

11.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid: a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box: and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04 Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-

receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07 Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE

EFFECTIVE DATE

12.01 Effective Date

This by-law shall come into force when made by the directors in accordance with the Act.

MADE by the board the 5th day of April, 2007.

WITNESS the seal of the Corporation.

Paul K. Conibear
President & Chief Executive Officer

Sandy Kansky
Corporate Secretary

BE IT RESOLVED THAT the foregoing By-Law No. 1 being a by-law relating generally to the transaction of the business and affairs of the Corporation be and the same is hereby made as a by-law of the Corporation and the President and the Secretary be and they are hereby authorized to sign the by-law and to apply the corporate seal thereto.

The undersigned, being the sole director of the Corporation by his signature hereby passes, pursuant to the provisions of the Canada Business Corporations Act, the foregoing resolution.

DATED as of the 5th day of April, 2007.

____
John H. Craig

BE IT RESOLVED THAT the foregoing By-Law No. 1 being a by-law relating generally to the transaction of the business and affairs of the Corporation be and the same is hereby confirmed without amendment as a by-law of the Corporation.

The undersigned, being the sole shareholder of the Corporation by its signature hereby passes, pursuant to the provisions of the Canada Business Corporations Act, the foregoing resolution.

DATED as of the 5th day of April, 2007.

TENKE MINING CORP.

Per: __________________________
Authorized Signing Officer

Security holders documents (Certificate of Incorporation), filed July 3, 2007

 Industry Canada Industrie Canada

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

6749461 CANADA INC.

674946-1

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

April 5, 2007 / le 5 avril 2007

Date of Incorporation - Date de constitution

Canada



Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF INCORPORATION (SECTION 6) | **STATUTS CONSTITUTIFS (ARTICLE 6)**

Processing Type - Mode de Traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

6749461 CANADA INC.

2. The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social

ON

3. The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 1 Maximum: 10

6. Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
JOHN H. CRAIG	8 SAUNDERS STREET, TORONTO, ONTARIO, CANADA, M5M 3S4	JOHN CRAIG



Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of common shares.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

The transfer of shares of the Corporation shall be restricted in that no shareholder shall be entitled to transfer any share or shares without either:

(a) the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors; or

(b) the approval of the holders of shares of the Corporation carrying at least a majority of the votes entitled to be cast at a meeting of shareholders (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

No securities of the Corporation, other than non-convertible debt securities, shall be transferred without either:

(a) the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors;

(b) the approval of the holders of shares of the Corporation carrying at least a majority of the votes entitled to be cast at a meeting of shareholders (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares; or

(c) if applicable, the restriction contained in security holders' agreements.



Management information circular, filed July 3, 2007



NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

of

TENKE MINING CORP.

Dated as of May 18, 2007


TENKE

TENKE
MINING CORP.

To Our Shareholders **18 May 2007**

On April 11, 2007 Tenke Mining announced that it intends to enter into a business combination with Lundin Mining Corporation. The combination of the two companies will contribute significantly to the growth of a leading mid-tier base metals company with a global portfolio of world-class production, development and exploration assets.

Under the proposed transaction, Tenke shareholders will receive 1.73 shares of Lundin Mining for each of their Tenke shares and CDN$0.001 in cash plus they will receive one share of a new company called Suramina Resources Inc. Suramina's initial assets will be Tenke's South American portfolio which will be transferred over to Suramina as part of the transaction together with US$5 million in cash.

The Company's Tenke Fungurume project in the DRC is under construction and is anticipated to become one of the industry's lowest-cost copper producers with huge upside potential. Combining Tenke's DRC assets into Lundin Mining will leverage the financial and operating depth of Lundin Mining into the Tenke Fungurume partnership to further strengthen the project. Lundin Mining acquiring an important stake in Tenke Fungurume - one of world's largest undeveloped copper assets - further advances Lundin Mining as a leading mid-tier player with excellent long life assets. Tenke shareholders will benefit from becoming shareholders of one of the fastest growing base metals companies in the industry, diversifying shareholder risk. The spinout of our South American exploration assets into Suramina is intended to unlock the value of those properties to give them the market exposure they deserve.

In the course of its evaluation the Tenke Board considered a number of factors, including the attractive premium that Lundin Mining has offered on the share price of Tenke, the upside opportunity available through a Lundin Mining shareholding which is founded on the value of four operating mines in low risk countries, all with strong revenue streams, and the further potential as Lundin Mining advances its other base metals exploration and project development assets. Tenke shareholders will benefit from the technical, financial and administrative depth of Lundin Mining, which will assist in the rapid development of the Tenke Fungurume project as it advances in phases to be a world class copper producer.

The transaction between Lundin Mining and Tenke Mining is conditional upon the approval of Tenke shareholders representing 66.7% of the votes cast at the Tenke shareholders' meeting and upon the approval by Lundin Mining shareholders representing 50.1% of the votes cast at the Lundin Mining shareholders' meeting. Both shareholders' meetings will be held on June 18, 2007 in Vancouver and the transaction is expected to close with an effective date of July 03, 2007. Upon completion of the transaction, existing Tenke and Lundin Mining shareholders will hold approximately 27 % and 73 % of Lundin Mining respectively, and Tenke will be a wholly-owned subsidiary of Lundin Mining. Further details of the transaction can be found in the accompanying Tenke management information circular and the joint disclosure booklet of Tenke and Lundin Mining.

Shareholders are cordially invited to attend the shareholders' meeting on June 18, 2007 which will be held at the Four Seasons Hotel in Vancouver at 10:00 a.m. PST. Shareholders are encouraged to complete and return the enclosed proxy or voting instruction form as soon as possible in order to cast their vote on the proposed transaction. The proxy or voting instruction form has instructions on how to complete it and where to return it to and also deadlines for submission. If you have any questions on how to complete and return the proxy or voting information form, please contact the Company's proxy solicitation agent Georgeson Shareholder Communications Canada Inc. at: 1-866-690-7479 or the Company at (604) 689-7842.

The Tenke Board has determined that the business combination with Lundin Mining is fair and is in the best interests of Tenke. Accordingly, the Tenke Board recommends that Tenke shareholders vote in favor of the transaction. The largest shareholder group of Tenke Mining, the Lundin Family interests, have pledged their full support.

I personally look forward to becoming a part of the dynamic Lundin Mining organization to continue my responsibilities on Tenke Fungurume and to assist in their other African development initiatives and am further pleased that our South American assets can now receive the focus they deserve as we launch a renewed initiative to create value through Suramina.

Yours very truly,
TENKE MINING CORP.

Paul Conibear, President and CEO

TENKE MINING CORP.
Suite 2101, 885 W. Georgia Street
Vancouver, British Columbia V6C 3E8

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT, pursuant to an order of the Ontario Superior Court of Justice (the "**Court**") dated May 18, 2007 (the "**Interim Order**"), a special meeting of the shareholders (the "**Meeting**") of Tenke Mining Corp. ("**Tenke**") will be held at the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 18, 2007, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. To consider and, if thought fit, to pass a special resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") among Tenke, Lundin Mining Corporation ("**Lundin Mining**") and Suramina Resources Inc. ("**Suramina**") which involves the conveyance by Tenke to Suramina of its South American Assets as defined in the accompanying management information circular of Tenke (the "**Information Circular**") and cash in the amount of US$5 million, the distribution of Suramina shares to holders of Tenke shares on a one for one basis, the exchange of Tenke shares for Lundin shares on the basis of 1.73 Lundin shares and CDN$0.001 for each Tenke share, the exchange of Tenke stock options for Lundin stock options on the basis of the share component of the exchange ratio and the amendment of Tenke stock options to provide that they expire on the earlier of the original expiry date and 180 days after the optionee ceases to be eligible to hold options under the Tenke stock option plan, all as more fully set forth in the Information Circular; and

2. To transact such further or other business as may be properly come before the Meeting and any adjournments thereof.

Copies of the Arrangement Resolution, the Plan of Arrangement made pursuant to the Business Combination Agreement, the Interim Order and the Notice of Application for Final Order are attached to the Information Circular as Schedules "A", "B" and "C".

AND TAKE NOTICE that registered Tenke shareholders who validly dissent in respect of the proposed Arrangement will be entitled to be paid the fair value of their Tenke shares in accordance with the provisions of the Plan of Arrangement and section 190 of the CBCA. The dissent rights are described in the Information Circular. Failure to strictly comply with the requirements set forth in the Plan of Arrangement and section 190 of the CBCA may result in the loss of any dissent right.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice is a form of Proxy and a Joint Disclosure Booklet of Tenke and Lundin Mining. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Tenke shareholders of record at the close of business on May 8, 2007 will be entitled to receive notice of and vote at the Meeting.

Registered Tenke shareholders, whether or not you plan to attend the Meeting are requested to date, sign and return their form of Proxy in the enclosed prepaid envelope. If you are a non-registered shareholder of Tenke and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Tenke shares not being eligible to be voted by proxy at the Meeting. If you have any questions or require assistance in voting your proxy, please contact Georgeson, Tenke's proxy solicitation agent, at 1-866-690-7479.

DATED this 18th day of May, 2007.

BY ORDER OF THE BOARD

"Paul K. Conibear"

Paul K. Conibear, President and Chief Executive Officer

TABLE OF CONTENTS

NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Suramina Shares and the Lundin Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "**Securities Laws Considerations**". The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Tenke, Lundin Mining and Suramina as contained in the Joint Disclosure Booklet has been prepared in accordance with Canadian disclosure standards, which is, in some cases, materially different than similar information disclosed by U.S. companies. In particular, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in the Joint Disclosure Booklet are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("**NI 43-101**") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "**CIM**") Standards of Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not recognized by the SEC and U.S. companies are generally prohibited from using such terms, or disclosing information about Mineral Resources, in documents filed with the United States Securities Exchange Commission (the "**SEC**"). As such, certain of the information contained in this Information Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Mineral Resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The definition for "Proven Mineral Reserves" under CIM standards differs from the SEC standards, where proven or measured reserves are defined as reserves in which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The definition for "Probable Mineral Reserves" under CIM standards differs from the SEC standards where probable reserves are defined as reserves for which quantity and grade and/or quality are computed.

Financial statements included in the Joint Disclosure Booklet have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Tenke Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "United States Federal Income Tax Considerations".

The enforcement by Tenke Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Tenke, Lundin Mining and Suramina are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein or in the Joint Disclosure Booklet may be residents of a foreign country, and that all or a substantial portion of the assets of Tenke, Lundin Mining and Suramina and said persons may be located outside the United States.

FORWARD-LOOKING STATEMENTS

Statements contained in this Information Circular and/or the Joint Disclosure Booklet that are not historical facts are forward-looking statements (within the meaning of applicable securities legislation) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of Tenke, Lundin Mining and Suramina, post-Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in sections entitled "Risk Factors" in this Information Circular and/or the Joint Disclosure Booklet.

Although Tenke has attempted to identify important factors that could affect Tenke, Lundin Mining and Suramina and may cause actual actions, event or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements in this Information Circular and/or the Joint Disclosure Booklet speak only as of the date hereof. Tenke does not undertake any obligations to release publicly

any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein and/or in the Joint Disclosure Booklet concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein and/or in the Joint Disclosure Booklet, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR AND/OR IN THE JOINT DISCLOSURE BOOKLET HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN PERSONS OTHER THAN TENKE. IN PARTICULAR, CERTAIN INFORMATION PERTAINING TO LUNDIN MINING HAS BEEN PROVIDED BY LUNDIN MINING. ALTHOUGH TENKE DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, TENKE ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO TENKE.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Tenke with securities commissions or similar regulatory authorities in Canada (the "**Canadian Securities Authorities**"), are specifically incorporated by reference into, and form an integral part of, this Information Circular and/or the Joint Disclosure Booklet:

1. Audited annual consolidated financial statements for the financial year ended December 31, 2006 and the MD&A filed in connection with those financial statements.

2. Unaudited interim consolidated financial statements for the three month period ended March 31, 2007 and the MD&A filed in connection with those financial statements.

3. Audited annual consolidated financial statements for the financial year ended December 31, 2005 and the MD&A filed in connection with those financial statements.

4. Audited annual consolidated financial statements for the financial year ended December 31, 2004 and the MD&A filed in connection with those financial statements.

5. Information Circular dated March 20, 2007.

6. Annual Information Form dated March 20, 2007.

7. Material Change Report dated April 12, 2007 respecting this Arrangement.

The following documents, filed by Lundin Mining with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Information Circular and/or the Joint Disclosure Booklet:

1. Audited annual consolidated financial statements for the financial years ended December 31, 2006 and 2005 and the MD&A filed in connection with those financial statements.

2. Unaudited interim consolidated financial statements for the three month period ended March 31, 2007 and the MD&A filed in connection with those financial statements.

3. Audited annual consolidated financial statements for the financial year ended December 31, 2004 and the MD&A filed in connection with those financial statements.

4. Information Circular dated March 9, 2007.

5. Annual Information Form dated March 31, 2007.

6. Material Change Report dated April 25, 2007 respecting the Arrangement.

Copies of the Tenke documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Tenke at Suite 2101, 885 W. Georgia Street, Vancouver, British Columbia V6C 3E8 (Telephone (604) 689-7842). Copies of the Lundin Mining documents incorporated by reference may be obtained upon request without charge from the Corporate Secretary of Lundin Mining at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4 (Telephone (604) 687-7077).

These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information records for each of Tenke and Lundin Mining. A copy of the Tenke permanent information record may be obtained from the Corporate Secretary of Tenke and a copy of the Lundin Mining permanent information record may be obtained from the Corporate Secretary of Lundin Mining at the above mentioned addresses and telephone numbers.

Material change reports (other than confidential reports) and all other documents of the type referred to above, filed by Tenke and Lundin Mining with the Canadian Securities Authorities subsequent to the date of this Information Circular and prior to the Meeting, will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein and/or in the Joint Disclosure Booklet shall be deemed to be modified or superseded for the purposes of this Information Circular and/or the Joint Disclosure Booklet to the extent that a statement contained in this Information Circular and/or the Joint Disclosure Booklet or in any subsequently filed document that also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular and/or the Joint Disclosure Booklet, except as modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

EXCHANGE RATE DATA

This Information Circular and the Joint Disclosure Booklet contain references to United States (US$) and Canadian dollars (CDN$).

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the ends of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported on by the Bank of Canada for conversion of Canadian dollars into United States dollars:

	3 months ended March 31, 2007	Year ended December 31,		
		2006	**2005**	**2004**
Rate at end of period	US$0.8674	US$0.8581	US$0.8577	US$0.8309
Average rate during period	US$0.8535	US$0.8818	US$0.8253	US$0.7683
High for period	US$0.8674	US$0.9099	US$0.8690	US$0.8493
Low for period	US$0.8437	US$0.8528	US$0.7872	US$0.7159

On May 17, 2007, the noon buying rate as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$1.0977.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Tenke contained in the Joint Disclosure Booklet are reported in United States dollars and have been prepared in accordance with Canadian GAAP. The historical financial statements of Lundin Mining contained in the Joint Disclosure Booklet are reported in United States dollars and have been prepared in accordance with Canadian GAAP. All references to dollar amounts in this Information Circular and the Joint Disclosure Booklet are to Canadian dollars unless expressly stated otherwise.

INFORMATION PERTAINING TO TENKE AND LUNDIN MINING

The information contained or referred to in this Information Circular and the Joint Disclosure Booklet with respect to Tenke and Suramina has been furnished by Tenke. The information contained or referred to in this Information Circular and the Joint Disclosure Booklet with respect to Lundin Mining has been furnished by Lundin Mining. As such, Tenke and its directors, officer, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information with respect to Lundin Mining.

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

AMEX	The American Stock Exchange.
Arrangement	The Arrangement involving Tenke, the Tenke Shareholders, Lundin Mining and Suramina to be completed pursuant to the provisions of section 192 of the CBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.
Arrangement Resolution	The special resolution approving the Arrangement to be voted on, with or without variation, by Tenke Shareholders at the Meeting substantially in the form attached as Schedule "A" to this Information Circular.
Break Fee	The amount of CDN$30 million which Tenke has agreed to pay to Lundin Mining in the event of termination of the Business Combination Agreement in certain circumstances.
Business Combination Agreement	The Business Combination Agreement dated April 10, 2007 among Tenke, Suramina and Lundin Mining which is filed on SEDAR at www.sedar.com.
CBCA	*Canada Business Corporations Act*, as amended.
Certificate of Arrangement	The Certificate of Arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director.
Code	United States Internal Revenue Code of 1986, as amended.
Competing Proposal	A proposal or offer by any person, other than Lundin Mining, relating to: (a) the possible acquisition of, or business combination with, Tenke or any Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take over bid, purchase of shares, purchase of assets or otherwise); (b) the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis; (c) any take-over bid or exchange offer or other secondary purchase; or (d) any other transaction, the consummation of which would reasonably be expected to prevent or intensify impede, interfere with or delay the consummation of the Arrangement.
Computershare	Computershare Investor Services Inc., the registrar and transfer agent for each of Tenke and Lundin Mining.
Confidentiality Agreement	The confidentiality agreement entered into by Tenke and Lundin Mining dated January 31, 2007.
Court	The Ontario Superior Court of Justice.

Depositary	Computershare, which will act as the depositary for the exchange of the Tenke Shares, the Suramina Shares, the Lundin Shares and CDN$0.001 per Tenke Share in cash, pursuant to the Arrangement.
Director	The director appointed under section 260 of the CBCA.
Dissenting Shareholders	Registered Tenke Holders who duly exercise Dissent Rights.
Dissent Rights	The rights of a Registered Tenke Holder to dissent to the Arrangement Resolution and receive fair value for all Tenke Shares held by such Tenke Shareholder, as more particularly described under the heading "Rights of Dissenting Shareholders" and as more particularly described in section 190 of the CBCA.
Dissent Procedures	The procedures to be taken by a Tenke Shareholder in exercising Dissent Rights.
Dundee Securities	Dundee Securities Corporation, the financial advisor to the Tenke Independent Committee in respect of the Arrangement.
Effective Date	The date shown on the Certificate of Arrangement.
Effective Time	12:01 a.m. (Toronto time) on the Effective Date.
Eligible Holder	A beneficial owner of Tenke Shares, whether or not registered, immediately before the Effective Time who is resident or is deemed to be resident in Canada for the purposes of the ITA (other than a person who is exempt from tax under Part I of the ITA) or an Eligible Non-Resident.
Eligible Non-Resident	A beneficial owner of Tenke Shares, whether or not registered, immediately before the Effective Time who is not, and is not deemed to be, resident in Canada for the purposes of the ITA and whose Tenke Shares are "taxable Canadian property" and not "treaty-protected property", as each term is defined in the ITA.
Exchange Ratio	1.73 Lundin Shares plus CDN$0.001 for each Tenke Class A Share (and in the case of Lundin New Options means 1.73 Lundin Shares).
Fairness Opinion	The fairness opinion dated May 17, 2007 prepared by Dundee Securities described under "Fairness Opinion" in this Information Circular and in the form attached as Schedule "D" hereto.
GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.
Georgeson	Georgeson Shareholder Communications Canada Inc.

GMP GMP Securities L.P., the financial advisor to the Lundin Independent Committee in respect of the Arrangement.

GMP Fairness Opinion The fairness opinion dated April 10, 2007 prepared by GMP.

Information Circular This Information Circular to be sent to Tenke Shareholders in connection with the Meeting.

Interim Order The interim order of the Court dated May 18, 2007 made pursuant to subsection 192(5) of the CBCA, providing for, among other things, the calling of the Meeting.

IRS Internal Revenue Service of the United States of America.

ITA The *Income Tax Act* (Canada), as amended.

Lundin Board The board of directors of Lundin Mining.

Lundin Group Lundin Mining and any corporation, partnership or company in which Lundin Mining beneficially owns or controls, directly or indirectly, more than 50% of the equity voting rights, profit interest, capital or other similar interest therein or any joint venture in which Lundin Mining has a direct or indirect interest.

Lundin Independent Committee The independent committee of independent directors established by Lundin Mining to consider the Arrangement.

Lundin Lock Up Agreement The agreement entered into by each of the officers and directors of Lundin Mining and each person, company or trust that has, to the actual knowledge of Lundin Mining based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities of Lundin Mining carrying more than 10% of the voting rights attached to all of Lundin Mining's outstanding voting securities, to vote their Lundin Shares in favour of the Lundin Resolution and all related matters at the Lundin Meeting as described under "The Arrangement Lock-Up Agreements" in this Information Circular.

Lundin Meeting The annual and special meeting of the holders of Lundin Shares to be held at 2:00 p.m. (Vancouver time) on June 18, 2007, for the purposes of voting on the annual business and the Lundin Resolution and all other matters to be presented by management at the Lundin Meeting and any adjournment or postponement thereof.

Lundin Mining Lundin Mining Corporation, a corporation existing under the CBCA.

Lundin New Option The options of Lundin Mining to be issued in exchange for the Tenke Stock Options pursuant to the Plan of Arrangement based on the share component of the Exchange Ratio.

Lundin Resolution	The resolution of the Lundin Shareholders to approve the issuance of Lundin Shares and options pursuant to the Arrangement.
Lundin Shareholders	At the relevant time, the holders of Lundin Shares.
Lundin Shares	Voting common shares in the capital of Lundin Mining.
Lundin Stock Option	The stock options of Lundin Mining issued under its stock option plan.
Material Adverse Change and Material Adverse Effect	With respect to Tenke, the Tenke Group, Lundin Mining or the Lundin Group, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the Tenke Group or the Lundin Group (as applicable) taken as a whole. The foregoing shall not include any change or effect attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) generally, changes in the industries in which the applicable group engages; or (iv) the announcement of the Arrangement.
Meeting	The special meeting of Tenke Shareholders to be held at 10:00 a.m. (Vancouver time) on June 18, 2007 for the purposes of voting on the Arrangement Resolution and all other matters to be presented by management at the Meeting and any adjournment or postponement thereof.
Plan of Arrangement	The plan of arrangement of Tenke attached as Schedule "B" hereto and any amendment thereto made in accordance with the Plan of Arrangement.
Record Date	May 8, 2007, being the date for determining Tenke Shareholders entitled to receive notice of and vote at the Meeting.
Registered Tenke Holder	A shareholder of record of Tenke Shares.
Regulation S	Regulation S promulgated under the U.S. Securities Act.
Securities Acts	The securities acts or the equivalent securities legislation of each of the provinces and territories of Canada, as amended.
Securities Laws or Securities Legislation	The Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the "blue sky" or securities laws of the states of the United States, each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the Stock Exchanges.
SEDAR	The System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.
South American Assets	All of the issued and outstanding shares in the capital of Frontera Holdings (Bermuda) I Ltd. and its direct and indirect wholly-owned subsidiaries.

Special Resolution	A resolution required to be approved by not less than a two-thirds (2/3) majority of the votes cast by those Tenke Shareholders who (being entitled to do so) vote in person or by proxy at the Meeting.
Stock Exchanges	Collectively, the TSX and AMEX.
Suramina	Suramina Resources Inc., a wholly-owned subsidiary of Tenke, existing under the CBCA.
Suramina Class A Shares	Voting Class A shares in the capital of Suramina.
Suramina Shares	Voting common shares in the capital of Suramina.
Tenke	Tenke Mining Corp., a corporation existing under the CBCA.
Tenke Board	The board of directors of Tenke.
Tenke Class A Shares	Class A common shares without par value in the capital of Tenke which are to be created in accordance with the Plan of Arrangement.
Tenke Class B Shares	The Tenke Shares, once they have been redesignated as Class B common shares in accordance with the Plan of Arrangement.
Tenke Group Member	Tenke and its wholly-owned subsidiary, Tenke Holdings Ltd.
Tenke Independent Committee	The independent committee of independent directors established by Tenke to consider the Arrangement.
Tenke Lock Up Agreements	The agreements entered into by each of the officers and directors of Tenke and each person, company or trust that has, to the actual knowledge of Tenke, based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership of and of control or direction over, securities of Tenke carrying more than 10% of the voting rights attached to all of Tenke's outstanding voting securities, to vote their Tenke Shares in favour of the Arrangement and all related matters at the Meeting as described under "The Arrangement – Lock Up Agreements" in this Information Circular.
Tenke Minority Shareholders	The shareholders of Tenke other than Lundin Mining and the associates and affiliates thereof.
Tenke Stock Options	Stock options for the purchase of Tenke Shares issued pursuant to the Tenke Stock Option Plan and which are outstanding immediately before the Effective Date.
Tenke Shareholders	At the relevant time, the Registered Tenke Holders.
Tenke Shares	Voting common shares in the capital of Tenke.

Tenke Superior Proposal	Any *bona fide* written Competing Proposal made by a third party that the Tenke Board determines in good faith and by formal resolution, after consultation with its legal and financial advisors: (i) did not result from a material breach of section 4.6(a) or 4.6(b) of the Business Combination Agreement; (ii) is not subject to a financing or due diligence condition; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial legal, regulatory and other aspects of such Competing Proposal and the identity of the third party making such Competing Proposal; and (iv) would result in a transaction more favourable to the Tenke Shareholders from a financial point of view than the Arrangement and provides for consideration per Tenke Share that has a value that is greater than the consideration per Tenke Share provided under the terms of the Arrangement (including any adjustments to such terms as a result of any modifications to the Business Combination Agreement proposed by Lundin Mining.)
Tenke Stock Option Plan	The stock option plan of Tenke pursuant to which directors, officers, employees and consultants may be granted options to purchase common shares in the capital of Tenke, established on February 10, 1994 and approved by shareholders on March 17, 1994 and as most recently amended by the Tenke Board on March 26, 2007 and approved by Tenke Shareholders on May 11, 2007.
TSX	The Toronto Stock Exchange.
U.S. Exchange Act	The United States *Securities Exchange Act of 1934*, as amended.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining or other technical terms used in this Information Circular and/or the Joint Disclosure Booklet:

AAS	Atomic absorption spectroscopy analytical technique.
Alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.
Anomalous	Inconsistent with or deviating from what is usual, normal or expected.
block model	A three dimensional volume created using small regularly shaped (cubes or rectangles) blocks each with an assigned grade estimated from the data set. Many of the blocks have no data points within their boundaries.
BQ	Diamond drill core size.
Cu	Copper.
EM	Electro-magnetic.
fire assay	A technique for determining the amount of gold in a rock sample.
footwall zone	Zone of rocks in the footwall, the underside of a vein, deposit or structure.
Grade	The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/tonne) or ounces per short ton for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.
g/tonne or gpt	Gram per tonne.
H_2SO_4	Hydrogen sulphide.
ha	Hectare.
hanging wall	The upper side of a vein, deposit or structure.
heap leach	A process of extracting metals from low grade ores including piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid to seep down through the pile and through a collection system.
HQ	Diamond drill core size.
Indicated mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and

reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive An igneous rock that was once molten and has "intruded" into pre-existing rocks in that state, after which it cools.

km Kilometre.

kriging resources Resources determined by using a method of estimating grade where a rectangular block is assigned a grade based on the nearest data points available. Data points are averaged by weighting according to distance from the block. Data points are used when located within an elliptical volume (ellipsoid) determined by variography.

m Metre.

Measured mineral resource That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization Minerals of value occurring in rocks.

NI 43-101 National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators.

NPV Net present value.

NQ Diamond drill core size.

NSR Net smelter return - a calculation of net value metal produced less smeltering and refining changes.

Ore A naturally occurring material from which one or more minerals may be mined and sold at a profit or from which some part may be profitably separated.

polygonal modelling	A method of estimating resources where areas are constructed on section based on half the distance to the next data point. Each area is then represented by the individual data point (drill hole intersection).
polygonal resources	Resources determined by using polygonal modelling.
porphyry	Any igneous rock with crystals embedded in a finer groundmass of minerals.
Probable mineral reserves	The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven mineral reserves	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.
reverse circulation	A drilling technique that does not result in the recovery of drill core.
Sulphide	A compound containing sulphur and some other metal.
SX-EW	Copper sulphate solution and electrowinning.
tpd	Tonnes per day.
variography	The statistical analysis which shows the directional variation of data. This technique is used to align the ellipsoid for Kriging in block models.
VLF-EM	A geophysical exploration technique utilising magnetic fields.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a Tenke Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers, as well as the following summary, do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular. You are urged to read this Information Circular in its entirety before making a decision related to your Tenke Shares.

Q: What are Tenke and Lundin Mining proposing?

A: Tenke and Lundin Mining are proposing to effect a business combination to combine the business and assets of Tenke (except for Tenke's South American Assets and US$5 million in cash) with those of Lundin Mining pursuant to a statutory plan of arrangement under federal law. Under the terms of the Arrangement, Tenke will become a wholly-owned subsidiary of Lundin Mining and in connection therewith Tenke Shareholders will receive, for their Tenke Shares, Lundin Shares and a cheque representing the cash due under the Arrangement as well as Suramina Shares.

Q: What will Tenke Shareholders receive?

A: Under the Arrangement, each issued Tenke Share (other than Tenke Shares held by a holder who has validly exercised Dissent Rights, or by Lundin Mining or any subsidiary of Lundin Mining) will be exchanged for 1.73 Lundin Shares and CDN.$0.001 in cash as well as one Suramina Share. If a Tenke Shareholder is entitled to a fractional share such Tenke Shareholder will receive cash based on one whole Lundin Share valued at CDN$14.88, the closing price of the Lundin Shares on April 10, 2007, the reference date of the Business Combination Agreement. Any cash consideration to be received by a Tenke Shareholder will be rounded up to the nearest whole cent.

Q: On what am I being asked to vote?

A: At the Meeting, Tenke Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the Arrangement Resolution authorizing and approving the Arrangement. The full text of the Arrangement Resolution is set out in Schedule A to this Information Circular.

Q: How does the Tenke Board recommend that I vote on the Arrangement Resolution?

A: The Tenke Board unanimously recommends that Tenke Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Reasons for the Arrangement and Recommendation of the Tenke Board" in this Information Circular. In addition, the directors and executive officers and each person, company or trust that has to the actual knowledge of Tenke, based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership or of control, or direction over, Tenke Shares carrying more than 10% of the rights attached to all of Tenke Shares, whereby they have entered into the Tenke Lock-up Agreements with Lundin Mining under which they have agreed to vote their Tenke Shares FOR the Arrangement Resolution. As of April 10, 2007, approximately 21% of the Tenke Shares were held by these persons and entities. See "The Arrangement — Tenke Lock-up Agreement" in this Information Circular.

Q: Why does the Tenke Board recommend that Tenke Shareholders vote FOR the Arrangement Resolution?

A: In the course of its evaluation of the Arrangement, the Tenke Board consulted with Tenke's senior management, legal counsel and Dundee Securities, reviewed a significant amount of information and considered a number of factors. Certain of the expected benefits to the Tenke Shareholders are as follows (see "The Arrangement — Reasons for the Arrangement and Recommendation of the Tenke Board" in this Information Circular for further details of the reasons why the Tenke Board is recommending that Tenke Shareholders vote FOR the Arrangement Resolution):

- Lundin Mining has offered a premium to the Tenke Share price immediately prior to the announcement of the Arrangement. The terms of the Arrangement provide a premium of approximately 31.2% to the Tenke Share price based on the respective volume-weighted average share prices of both Tenke and Lundin Mining on the TSX and the other exchanges on which such shares trade for the 20 trading days preceding the announcement of the transaction.

- Lundin Mining is an established, leading, intermediate base metals producer and as a result, Tenke Shareholders will no longer be subject to many of the normal development risks that a junior company developing a mine would be subject to, including the potential dilution that would result from additional equity financing activities that may be necessary if Tenke was to maintain a direct interest in the mine itself and the potentially unfavourable terms that may be associated with a debt financing.

- Tenke Shareholders will participate in a leading company which has four operating mines in Portugal, Sweden and Ireland, a fifth mine under development in Portugal and an interest in one of the world's largest zinc projects in the Russian Federation and, potentially, an interest in a producing mine in Spain. Accordingly, Tenke Shareholders will gain exposure to Lundin Mining's mining and exploration projects.

- Tenke Shareholders will continue to participate in any increase in value in the Tenke Fungurume project by holding Lundin Shares. Tenke Shareholders will hold approximately 26.67% (26.75 % on a fully diluted basis based on the issued capital and outstanding options of Tenke and Lundin Mining on May 18, 2007) of Lundin Mining on completion of the Arrangement.

- In respect of the Tenke Fungurume project, Tenke Shareholders will benefit from the technical, financial and administrative depth of Lundin Mining, which will assist in debt financing negotiations and the development of the Tenke Fungurume project.

- Tenke Shareholders will further benefit through the receipt of Suramina Shares in connection with the spinout of Tenke's South American Assets, which will provide a new opportunity for enhanced market exposure for Tenke's South American Assets and potential to unlock unrealized value for such assets under the direction of a recognized and successful exploration team.

- The combined company will have a market capitalization of approximately CDN$5.3 billion (based on the closing price of the Tenke Shares and the Lundin Shares on the TSX

on April 10, 2007), which is expected to generate new investment interest. Tenke expects this to lead to increased liquidity.

- The combined entity will feature enhanced project and geographic diversification. The combined entity's project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction.

Q: When is the Arrangement expected to close?

A: The Arrangement is expected to close by July 3, 2007, assuming that the required shareholder approval and regulatory approvals have been received by such time and subject to the other terms and conditions set out in the Business Combination Agreement. See "The Arrangement — Effective Date and Conditions of the Arrangement" and "The Arrangement — Regulatory Matters" in this Information Circular.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: Yes. Some of these risks include: (i) the Business Combination Agreement may be terminated in certain circumstances, in which case the market price for Tenke Shares may be adversely affected; (ii) Tenke Shareholders will receive Lundin Shares based on a fixed exchange ratio, and the Lundin Shares received by Tenke Shareholders under the Arrangement may have a market value lower than expected; (iii) the closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of Lundin Mining after the Arrangement; (iv) the exchange of Tenke Shares pursuant to the Arrangement may be a taxable transaction for Tenke Shareholders in the United States; (v) potential payments to be made to Tenke Shareholders who exercise Dissent Rights could have an adverse effect on Lundin Mining's financial condition; (vi) the issue of Lundin Shares under the Arrangement and their subsequent sale may cause the market price of Lundin Shares to decline; (vii) Lundin Mining after the Arrangement may not realize the benefits currently anticipated from the combination of Tenke (net of the South American Assets and US$5 million in cash) and Lundin Mining due to challenges associated with integrating the operations, technologies and personnel of Tenke and Lundin Mining; (viii) Lundin Mining may not realize the benefits of its growth projects; and (ix) Lundin Mining will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities. See "Risk Factors" in the Joint Disclosure Booklet.

Q: What are the Canadian and U.S. federal income tax consequences of the Arrangement to Tenke Shareholders?

A: A beneficial owner of Tenke Shares who is a Canadian resident and whose Tenke Shares constitute "capital property" will generally realize a capital gain on the exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares under the Arrangement to the extent that the fair market value of the Suramina Shares received by the owner exceeds the adjusted cost base of the owner's Tenke Shares. The owner generally should be able to subsequently exchange Tenke Class A Shares for Lundin Shares and cash under the Arrangement on a tax-deferred basis by making an appropriate election jointly with Lundin under Section 85 of the ITA. An owner who does not make such an election generally will realize a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the Lundin Shares and cash that the owner receives under the Arrangement, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the owner's Tenke Class A Shares. Non-resident owners whose Tenke Shares do not constitute "taxable Canadian property" generally will not incur any liability for Canadian federal income tax as a result of participating in the Arrangement

For U.S. federal income tax purposes, the tax treatment of the Arrangement depends on whether the exchange of Tenke Shares for Tenke Shares and Suramina Shares and the exchange of Tenke Shares for Lundin Shares and cash, treated as part of an integrated transaction, qualifies as a tax-free distribution of Suramina Shares and a tax-free merger of Lundin Mining and Tenke. The tax treatment of the Arrangement is also subject to the passive foreign investment company rules of Sections 1291-1298 of the Code. No U.S. federal tax opinion is being delivered in connection with the Arrangement. See "United States Federal Income Tax Considerations" in this Information Circular. Tenke Shareholders are urged to consult their tax advisers to determine the tax consequences particular to them.

Q: When and where will the Meeting be held?

A: The Meeting will be held on June 18, 2007 at 10:00 a.m. (Vancouver time) at the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, Canada.

Q: Who is entitled to vote at the Meeting?

A: All Tenke Shareholders at the close of business on May 8, 2007, the Record Date for the Meeting, will be entitled to vote on matters that come before the Meeting.

Q: How many votes do I have?

A: You are entitled to one vote for each Tenke Share that you own. At the close of business on May 18, 2007, there were 60,199,829 Tenke Shares issued and outstanding.

Q: What vote is required to approve the Arrangement Resolution?

A: At least two thirds of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

Q: Are Lundin Shareholders required to approve the Arrangement?

A: Lundin Shareholders will be voting on the Lundin Resolution, although it is not technically or legally required.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and returned without specifying your choices, your Tenke Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Tenke Board.

Q: When is the deadline for receipt of a proxy?

A: The proxy must be received by Computershare at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof at which the proxy is to be used. In this case, assuming no adjournment, the proxy deadline is 10:00 a.m. (Vancouver time) on June 14, 2007.

Q: What do I need to do now?

A: Read and consider the information contained in this Information Circular and the Joint Disclosure Booklet carefully, and then send in your proxy for your Tenke Shares as soon as possible so that your Tenke Shares may be voted at the Meeting.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the Schedules attached hereto and the Joint Disclosure Booklet and incorporated in this Information Circular and in the Joint Disclosure Booklet by reference. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Terms or elsewhere in this Information Circular or the Joint Disclosure Booklet. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein or therein.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on June 18, 2007, at 10:00 a.m. (Vancouver time) at the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the Tenke Shareholders entitled to vote at the Meeting is May 8, 2007.

Purpose of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Tenke for use at the Meeting.

At the Meeting, Tenke Shareholders will be asked to consider and to pass, with or without variation, a special resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Tenke, the Tenke Shareholders, Suramina and Lundin Mining. The Arrangement involves the following transactions:

- an amendment to the authorized capital of Tenke to re-designate the Tenke Shares as Tenke Class B Shares;
- an amendment to the authorized capital of Tenke to create an unlimited number of Tenke Class A Shares;
- the transfer by Tenke of its South American Assets and cash in the amount of US$5 million to Suramina in exchange for that number of Suramina Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;
- the exchange by the Tenke Shareholders with Tenke of all issued Tenke Class B Shares, other than those held by Dissenting Shareholders, for one Tenke Class A Share and one Suramina Share;
- the transfer to Lundin Mining by the Tenke Shareholders of each issued Tenke Class A Share in consideration of 1.73 Lundin Shares and CDN$0.001 in cash;

- the exchange of each Tenke Stock Option outstanding immediately before the Effective Date for a stock option issued by Lundin Mining (a "**Lundin New Option**") pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the Exchange Ratio if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the Tenke Stock Option. Each Tenke Stock Option which, by its terms, would expire up to 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan; and

- the redemption by Suramina of its outstanding Suramina Class A Shares for CDN$0.001 per share.

The Arrangement

Purpose

The purpose of the Arrangement is to split the business of Tenke into two parts: (i) one part, comprised of the interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province, Democratic Republic of Congo, will be owned by Lundin Mining; and (ii) the other part, comprised of US$5 million in cash and Tenke's South American Assets, consisting of exploration properties in Argentina and Chile, will be owned by Suramina, a new company formed in connection with the Arrangement.

Following completion of the Arrangement, Tenke Shareholders will hold an interest in each part of the current business of Tenke through the ownership of Suramina Shares and the ownership of Lundin Shares. On the Effective Date, former Tenke Shareholders will hold approximately 26.67% (26.75% on a fully diluted basis based on the issued capital and outstanding options of Tenke and Lundin Mining on May 18, 2007), of the issued Lundin Shares and 100% of the issued Suramina Shares.

Reasons for the Arrangement and Recommendation of the Tenke Board

After careful consideration, the Tenke Board has unanimously (other than those directors who abstained from voting) determined that the Arrangement is fair to Tenke Shareholders and is in the best interests of Tenke. Accordingly, the Tenke Board unanimously (other than those directors who abstained from voting) recommends that Tenke Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Tenke (net of the South American Assets and US$5 million in cash) by Lundin Mining.

In the course of its evaluation of the Arrangement, the Tenke Board consulted with the Tenke Independent Committee, Tenke's senior management, legal counsel and Dundee Securities, reviewed a significant amount of information and considered a number of factors, including, among others, the following factors:

- Lundin Mining has offered a premium to the Tenke Share price immediately prior to the announcement of the Arrangement. The terms of the Arrangement provide a premium of approximately 31.2% to the Tenke Share price based on the respective volume-weighted average share prices of both Tenke and Lundin Mining on the TSX and the other exchanges on which such shares trade for the 20 trading days preceding the announcement of the transaction.

- Lundin Mining is an established, leading, intermediate base metals producer and as a result, the Tenke Shareholders will no longer be subject to many of the normal development risks that a junior company developing a mine would be subject to, including the potential dilution that would result from additional equity financing activities that may be necessary if Tenke was to maintain a direct interest in the mine itself and the potentially unfavourable terms that may be associated with a debt financing.

- Tenke Shareholders will participate in a leading company which has four operating mines in Portugal, Sweden and Ireland, a fifth mine under development in Portugal and an interest in one of the world's largest zinc projects in the Russian Federation and, potentially, an interest in a producing mine in Spain. Accordingly, Tenke Shareholders will gain exposure to Lundin Mining's mining and exploration projects.

- Tenke Shareholders will continue to participate in any increase in value in the Tenke Fungurume project by holding Lundin Shares. Tenke Shareholders will hold approximately 26.67% (26.75% on a fully diluted basis based on the issued capital and outstanding options of Tenke and Lundin Mining on May 18, 2007) of Lundin Mining on completion of the Arrangement.

- In respect of the Tenke Fungurume project, Tenke Shareholders will benefit from the technical, financial and administrative depth of Lundin Mining, which will assist in debt financing negotiations and the development of the Tenke Fungurume project.

- Mine development and construction is risky and uncertain. Lundin Mining's larger and substantial financial, management and other resources allow it to better deal with Tenke's joint venture partner in the development of the Tenke Fungurume project. Without the combination with Lundin Mining, during the entire period of development and construction, Tenke would have no revenues and would depend entirely on the proceeds raised from debt or equity financings which may or may not be available at reasonable terms, if at all. Lundin Mining has put a mine into production and is in the process of expanding and developing others and this experience would be of value to Tenke. Lundin Mining also has substantial current cashflows from operations to sustain the company.

- Tenke Shareholders will further benefit through the receipt of Suramina Shares in connection with the spinout of Tenke's South American Assets, which will provide a new opportunity for enhanced market exposure for Tenke's South American Assets and potential to unlock unrealized value for such assets under the direction of a recognized and successful exploration team.

- None of the other possible alternatives to the Lundin Mining offer were considered reasonably likely to present superior opportunities for Tenke or reasonably likely to create greater value for Tenke Shareholders than the Lundin Mining offer.

- The terms and conditions of the Business Combination Agreement include the ability of the Tenke Board under certain circumstances to respond to unsolicited Competing Proposals and to furnish information to and conduct negotiations with third parties and, upon payment to Lundin Mining of a CDN$30 million Break Fee, to terminate the Business Combination Agreement and accept a Tenke Superior Proposal and the limited ability of Lundin Mining to terminate the Business Combination Agreement.

- The belief of the Tenke Board that the Break Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers.

- Although Lundin Mining will not be seeking shareholder approval for the Arrangement, other than the Lundin Resolution, Tenke has negotiated the Lundin Lock Up Agreement from, among others, key shareholders of Lundin Mining and the officers and directors of Lundin Mining and will receive a termination fee of CDN$3 million if the Lundin Shareholders do not approve the Lundin Mining Resolution at the Lundin Meeting. No Break Fee is payable by Tenke if the Tenke Shareholders do not approve the Arrangement.

- Tenke's principal shareholder, who owns or controls 11,619,436 Tenke Shares representing approximately 19.3% of the outstanding Tenke Shares and who will receive the same consideration as other Tenke Shareholders, entered into a Tenke Lock Up Agreement with Lundin Mining and agreed to vote in favour of the Arrangement.

- The combined company will have a market capitalization of approximately CDN$5.3 billion (based on the closing price of Tenke Shares and the Lundin Shares on the TSX on April 10, 2007), which is expected to generate new investment interest. Tenke expects this to lead to increased liquidity.

- The combined entity will feature enhanced project, and geographic diversification. The combined entity's project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction.

- The financial presentation of Dundee Securities, including its oral opinion of April 10, 2007, which was confirmed by a written opinion dated May 17, 2007, to the Tenke Independent Committee as to the fairness, from a financial point of view, of the Arrangement to the Tenke Minority Shareholders, as more fully described under "The Arrangement – Fairness Opinion".

- The recommendation of the Tenke Independent Committee regarding the terms of the Arrangement and its recommendation that the Tenke Board approve the Arrangement on the terms presented to it.

- The Arrangement is expected to result in increased share trading liquidity for the current Tenke Shareholders.

- The Arrangement will provide Tenke Shareholders with the benefit of an immediate increase in cash flow from Lundin Mining's operating assets.

- Information provided in respect of Lundin Mining with respect to its assets and properties.

- Information provided in respect of Lundin Mining with respect to its historical and current financial condition, business and operations.

- Historical information regarding the market prices and trading information of the Tenke Shares and the Lundin Shares.

- The anticipated size and market liquidity of Lundin Mining subsequent to the Arrangement.

- The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Tenke Meeting by Tenke Shareholders, and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Tenke Shareholders.

- Under the Arrangement, Registered Tenke Shareholders will have the Dissent Rights.

In the course of its deliberations, the Tenke Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

- Until the Arrangement is completed, the price of Tenke's Shares may be capped at or near the value contemplated by the Arrangement to the extent that there is a market assumption that the Arrangement will be completed.

- In certain circumstances set out under "The Business Combination Agreement – Non-Solicitation of Competing Proposals and Break Fee" Tenke may be required to pay the Break Fee to Lundin Mining, which, if an alternative transaction is not concluded, will adversely affect Tenke's financial condition.

- If the Business Combination Agreement is terminated and the Tenke Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the purchase price to be paid pursuant to the Arrangement with Lundin Mining.

- Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Tenke and which could have an adverse impact on Tenke if the Arrangement is not approved.

- Under the Business Combination Agreement, Tenke would be required to pay the Break Fee in the event that the Business Combination Agreement is terminated in certain circumstances. The Break Fee, together with Lundin Mining's right to match a Tenke Superior Proposal, may discourage other parties from attempting to acquire the Tenke Shares even if those parties might be willing to offer greater value than Lundin Mining has offered under the Business Combination Agreement.

The foregoing discussion summarizes the material information and factors considered by the Tenke Independent Committee and the Tenke Board in their consideration of the Arrangement. The Tenke Board collectively reached its decision (Messrs. Rand, Craig and Lundin abstaining) with respect to the Arrangement in light of the factors described above and other factors that each member of the Tenke Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Tenke Independent Committee and the Tenke Board did not find it useful or practicable to, did not make specific assessments of, and did not quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determination. Individual members of the Tenke Independent Committee and the Tenke Board may have given different weight to different factors.

Fairness Opinion

Dundee Securities has provided an opinion (the "**Fairness Opinion**") to the Tenke Independent Committee in respect of the fairness from a financial point of view of the Arrangement to the Tenke Minority Shareholders. **Based upon the information and procedures and subject to the limitations described in the Fairness Opinion, Dundee Securities has concluded that the Arrangement is fair, from a financial point of view, to the Tenke Minority Shareholders.** See "The Arrangement - Fairness Opinion" in the Information Circular and a copy of the Fairness Opinion which is attached as Schedule "D" hereto.

Effect of the Arrangement

Upon completion of the Arrangement:

- Tenke will be a wholly-owned subsidiary of Lundin Mining and will cease to be a public company;

- Tenke will continue to hold all of its mineral properties, cash and assets, save and except for US$5 million in cash and the South American Assets, which will be transferred to Suramina as part of the Arrangement;

- Tenke Shareholders, other than Tenke Shareholders who duly exercise their Dissent Rights, will receive 1.73 Lundin Shares and CDN$0.001 and one Suramina Share for each Tenke Share owned;

- each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a Lundin New Option pursuant to which the holder of the related Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares that is equal to the number of Tenke Shares that was issuable upon exercise of the related Tenke Stock Option immediately before the Effective Time multiplied by the share component of the Exchange Ratio, and the exercise price per Lundin Share under the Lundin New Option will, subject to adjustment, be equal to the quotient obtained by dividing the exercise price per share of the related Tenke Stock Option in effect immediately prior to the Effective Time, by the share component of the Exchange Ratio and each Tenke Stock Option will expire on the earlier of the Original Expiry Date and 180 days after the optionee ceases to be eligible to hold options under the Tenke Stock Option Plan;

- assuming there are 60,199,829 Tenke Shares issued and outstanding at the Effective Time and outstanding Tenke Stock Options in respect of 787,500 Tenke Shares, Lundin Mining will issue approximately 104,145,704 Lundin Shares to acquire the Tenke Shares and reserve approximately 1,362,375 Lundin Shares for issuance upon exercise of Lundin New Options. Upon completion of the Arrangement, there will be, using Lundin Mining's issued share capital as at May 18, 2007, approximately 390,473,400 Lundin Shares issued and outstanding. In addition, approximately 60,199,829 Suramina Shares will be issued to Tenke Shareholders on the basis of one Suramina Share for each Tenke Share held;

- the subsidiaries of Tenke (other than subsidiaries that own directly or indirectly, the South American Assets) will remain as subsidiaries and related corporations of Tenke, such that the Tenke Fungurume project will be owned by Lundin Mining;

- Suramina will be a reporting company, all of the shares of which will be owned by Tenke Shareholders. Suramina will hold the South American Assets and US$5 million in cash; and

- Paul K. Conibear, the current President and Chief Executive Officer of Tenke will join Lundin Mining in a senior management position responsible for the Tenke Fungurume project. Mr. Conibear will also be the President and Chief Executive Officer of Suramina.

See "The Arrangement" for additional information. Full particulars of the Arrangement are contained in the Plan of Arrangement which is attached hereto as Schedule "B".

Post Arrangement Reorganization

Under the Business Combination Agreement, Lundin Mining has agreed to cause Tenke, within 30 days of the Effective Date, to amalgamate with Lundin Mining or a wholly-owned subsidiary of Lundin Mining.

The Companies

Tenke is a Canadian mineral resource company with development projects and exploration activities in the Democratic Republic of Congo, Argentina and Chile. Tenke is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Québec. Tenke's shares trade on the TSX under the symbol "TNK". Tenke's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3A4 and its head office is located at 885 W. Georgia Street, Suite 2101, Vancouver, British Columbia V6C 3E8.

Tenke holds a 24.75% interest in the Tenke Fungurume copper/cobalt deposits located in Katanga Province in the Democratic Republic of Congo (the "**DRC**"). Tenke's operating partner, Freeport-McMoRan Copper & Gold Inc. (formerly, Phelps Dodge Corporation), holds a 57.75% interest and La Générale des Carrierès et des Mines, the DRC state mining company, holds the remaining 17.5% interest. Construction is in progress on the project which entails an open pit mining operation producing initially 115,000 tonnes per annum of copper cathode and 8,000 tonnes per annum of cobalt in any combination of cobalt metal or intermediate cobalt hydroxide. Site infrastructure and process facility layouts have been designed for significant future potential expansions.

The Tenke Fungurume concessions, encompassing over 1,500 square kilometers, have extensive exploration potential across the project area and a significant drilling program is in progress to potentially add further proven/probable, high-grade ore reserves to the mine plan and for a potential major plant expansion in the early years of the project.

Tenke also holds an extensive exploration land package in Argentina extending into Chile. The prime areas of focus are exploration properties in San Juan Province, Argentina, in areas in Chile directly across the border from the San Juan properties, and epithermal gold/silver targets in Patagonia, Argentina. These assets will be spun out to Tenke Shareholders pursuant to the Plan of Arrangement.

Lundin Mining is a reporting issuer in British Columbia, Alberta, Ontario, Quebec and Nova Scotia. Lundin Mining's shares trade on the TSX under the symbol "LUN" and AMEX under the symbol "LMC". Swedish depository receipts of Lundin Mining trade on the Swedish Stock Exchange under the symbol "LUMI". The head office and principal place of business of Lundin Mining is located at 885 W. Georgia Street, Suite 2101, Vancouver, British Columbia V6C 3E8.

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. Lundin Mining currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, is expected to be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world's largest zinc projects, Ozernoe, located in the Republic of Buryatia in the Russian Federation.

During 2006, Lundin Mining mined 3.9 million tonnes of ore producing 89,218 tonnes of copper, 171,293 tonnes of zinc, 45,106 tonnes of lead and 2,538,225 ounces of silver.

In addition, Lundin Mining recently announced a takeover bid for all of the outstanding shares and warrants of Rio Narcea Gold Mines, Ltd. which holds a 100% interest in the producing Aguablanca nickel mine in Spain.

Suramina is currently a wholly-owned subsidiary of Tenke. The registered and records office of Suramina is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

Upon completion of the Arrangement, Suramina will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Application will be made for listing of the Suramina Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. The Suramina Shares will not be registered with the SEC and will not be listed for trading on a stock exchange in the United States. Suramina will have US$5 million in cash and will conduct mineral exploration of the South American Assets which include exploration properties in Argentina and Chile.

See the pro forma financial consolidated statements of Lundin Mining and the consolidated financial statements of Suramina attached to the Joint Disclosure Booklet for a description of the respective status of each of these companies as at March 31, 2007 after giving effect to the Arrangement.

The Tenke Board (with Messrs. Rand, Craig and Lundin abstaining) recommends that the Tenke Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Tenke (net of the South American Assets and US$5 million in cash) by Lundin Mining. See "The Arrangement - Recommendations of the Directors".

Conditions to the Arrangement

The Business Combination Agreement provides that completion of the Arrangement is subject to a number of usual specified conditions being met as of the Effective Date, including:

- the approval or acceptance of the Arrangement by a two-thirds majority of the Tenke Shareholders present and entitled to vote at the Meeting;
- the approval or acceptance of the Lundin Resolution by a simple majority of the Lundin Shareholders present and entitled to vote at the Lundin Meeting;
- the Court must grant its Final Order with respect to the Arrangement;
- all covenants of Tenke and Lundin Mining shall have been duly performed and all representations and warranties of Tenke and Lundin Mining must be true and correct at the time of closing;
- no Material Adverse Change with respect to Tenke and Lundin Mining will have occurred; and
- Dissent Rights must not have been exercised in respect of, in the aggregate, more than 5% of the outstanding Tenke Shares.

The TSX has conditionally approved the listing of the Lundin Shares to be issued pursuant to the Arrangement, subject to filing standard closing documents. The Business Combination Agreement also provides that it may be terminated in certain circumstances by the Tenke Board and the Lundin Board before the Effective Date notwithstanding approval of the Arrangement by the Tenke Shareholders and the Court. See "The Arrangement - Effective Date and Conditions of Arrangement".

Non-Solicitation of Competing Proposal by Tenke

Tenke has agreed that it will not directly or indirectly solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin Mining, relating to a Competing Proposal, or provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any person, that may wish to propose or pursue a Competing Proposal, provided, however, that in response to an unsolicited bona fide Competing Proposal, Tenke may: (A) furnish such information or access with respect to Tenke and the Tenke group and any Tenke Group Member to the person making such Competing Proposal pursuant to a confidentiality agreement with such person that is no less restrictive than the Confidentiality Agreement; or (B) engage in discussions or participate in negotiations regarding such Competing Proposal, but in each case only if; (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for the Tenke Board to act in a manner consistent with their fiduciary duties under applicable law; (y) the Tenke Board determines in good faith that the Competing Proposal could reasonably be expected to result in a Tenke Superior Proposal; and (z) Tenke complies with the Business Combination Agreement with respect to such Competing Proposal.

The Business Combination Agreement also provides that neither Tenke nor the Tenke Board nor any committee thereof shall or shall permit any Tenke Group Member to: (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tenke, their approval of the Arrangement, the Business Combination Agreement, the transactions contemplated by the Business Combination Agreement or the recommendation to vote in favour of the Arrangement Resolution; (b) approve or recommend, or propose to approve or recommend, any Competing Proposal; or (c) cause or permit any member of the Tenke group or any of its subsidiaries to enter into any agreement, including an agreement in principle or letter of intent to effect a Competing Proposal.

Notwithstanding the foregoing, if Tenke has received a Tenke Superior Proposal, the Tenke Board may: (A) withdraw or modify its recommendation of the Arrangement Resolution; (B) approve or recommend a Tenke Superior Proposal; or (C) cause Tenke or any of its subsidiaries to enter into a transaction agreement to effect a Tenke Superior Proposal, but in each case only if: (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for them to act in a manner consistent with their fiduciary duties under applicable law; and (y) Tenke shall have furnished Lundin Mining with written notice at least three Business Days prior to the date any such actions are proposed to be taken specifying which actions are proposed to be taken and, after taking into account modifications to the Business Combination Agreement proposed by Lundin Mining during such three Business Day period, such Competing Proposal would still constitute a Tenke Superior Proposal. If Tenke enters into an agreement to implement a Tenke Superior Proposal, it will be required to pay the Break Fee to Lundin Mining, as detailed below. In addition, if Lundin Mining elects to terminate the Business Combination Agreement in these circumstances, Tenke will be required to pay Lundin Mining the Break Fee. If Lundin Mining makes a proposal to amend the Business Combination Agreement to increase the consideration payable to the Tenke Shareholders pursuant to the Arrangement, such that the Competing Proposal is no longer a Tenke Superior Proposal, Tenke and Lundin Mining will execute such documents to give effect to such proposal and Tenke will not enter into the Competing Proposal.

The Tenke Board may withdraw, modify, qualify or change its recommendation to Tenke Shareholders in respect of the Arrangement Resolution or from making any disclosure to the Tenke Shareholders prior to the Effective Date if, in the good faith judgment of the Tenke Board after consultation with outside counsel, such action is necessary for the Tenke Board to act in a manner consistent with its fiduciary duties under applicable law or is otherwise required under applicable laws, provided that in the case of

any proposal in respect of any such withdrawal, modification, qualification or change which does not relate to a Competing Proposal or a Tenke Superior Proposal, and except as may be necessary for the Tenke Board to act in accordance with its fiduciary duties, not less than 48 hours before the Tenke Board considers any proposal in respect of any such withdrawal, modification, withdrawal qualification or change, Tenke shall give Lundin Mining written notice of such proposal and promptly advise Lundin Mining of the proposed consideration of such proposal. Except in the circumstances where Tenke gives such notice due to certain corporate actions taken by Lundin Mining, if Lundin Mining terminates the Business Combination Agreement due to a change in recommendation by Tenke, Tenke will be required to pay the Break Fee to Lundin Mining. Where the Tenke Board proposes to exercise its rights as the result of certain corporate actions that have been taken or are proposed to be taken by Lundin Mining after the date of the Business Combination Agreement and the Tenke Board includes a statement to that effect in any notice given to Lundin Mining as aforesaid, then no Break Fee will be payable in the event Lundin Mining terminates the Business Combination Agreement due to such change in recommendation by Tenke.

Payment of Termination Fee by Lundin Mining

In the event that the Business Combination Agreement is terminated by Lundin Mining or Tenke because Lundin Shareholders do not approve the Lundin Resolution at the Lundin Meeting, Lundin Mining shall pay to Tenke within five Business Days after such termination the amount of CDN$3 million to compensate Tenke for the termination of its rights under the Business Combination Agreement.

Termination of Business Combination Agreement

The Business Combination Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Business Combination Agreement, including:

- by mutual written consent of Tenke and Lundin Mining;
- by Lundin Mining or Tenke if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other set forth in the Business Combination Agreement, which breach has or is likely to result in the failure of the conditions set forth in the Business Combination Agreement to be satisfied and in each case has not been cured within 10 Business Days following receipt by the breaching party of notice of such breach from the non-breaching party;
- by either Lundin Mining or Tenke if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Arrangement shall have become final and non-appealable;
- by Lundin Mining if:

  (a) Tenke or the Tenke Board, or any committee thereof, withdraws or modifies in a manner adverse to Lundin Mining, its approval of the Business Combination Agreement or its recommendation that the Tenke Shareholders vote in favour of the Arrangement Resolution or approves or recommends a Competing Proposal or resolves to do any of the foregoing; or

  (b) Tenke or any of its affiliates shall have entered into a transaction agreement to effect a Competing Proposal; or

(c) the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order; or

(d) the Lundin Resolution is not approved by the Lundin Shareholders in the Lundin Meeting.

- by Tenke if:

  (a) Lundin Mining or the Lundin Board or any committee thereof withdraws its approval of the Business Combination Agreement or its recommendation that the Lundin Shareholders vote in favour of the Lundin Resolution, or resolve to do so; or

  (b) the Lundin Resolution is not approved by the Lundin Shareholders;

- by Tenke if Tenke or any Tenke Group Member enters into an agreement to effect a Competing Proposal, provided that Tenke concurrently pays Lundin Mining the Break Fee;

- by Tenke if: (i) Lundin Mining amends the terms of its offer for all of the shares and warrants of Rio Narcea by increasing or changing the form of the consideration payable thereunder; and (ii) the Tenke Board determines, in good faith, that if the offer for all of the shares and warrants of Rio Narcea is completed on such amended terms, completing the Arrangement will no longer be in the best interests of Tenke or is no longer fair, from a financial point of view, to the Tenke Shareholders;

- by Tenke or Lundin Mining if the Lundin Resolution is not approved by the Lundin Shareholders at the Lundin Meeting provided that, in the case of a termination by Lundin Mining, Lundin Mining pays a CDN$3 million termination fee concurrent with such termination;

- by Lundin Mining if any of the Tenke Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the locked up Tenke Shareholders, such that it is clear that as a result of such breach or termination such locked up Tenke Shareholder will not vote all of its Tenke Shares in favour of the Arrangement Resolution;

- by Tenke if any of the Lundin Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the locked up Lundin Shareholders, such that it is clear that as a result of such breach or termination such locked up Lundin Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution;

- by Lundin Mining or Tenke if the Arrangement is not completed by the Termination Date provided that the party then seeking to terminate the Business Combination Agreement is not then in default of any of its obligations thereunder; or

- by Lundin Mining if Tenke has breached the provisions relating to a Competing Proposal and a Tenke Superior Proposal.

The above is a summary of the termination provisions of the Business Combination Agreement and Tenke Shareholders should refer to the Business Combination Agreement which is filed at www.sedar.com for the specific terms.

Break Fee

Tenke is required to pay the Break Fee to Lundin Mining within five Business Days after the Business Combination Agreement is terminated:

- by Tenke as a result of entering into an agreement to complete a Competing Proposal;
- by Lundin Mining if Tenke or the Tenke Board withdraws or modifies in a manner adverse to Lundin Mining its approval of the Business Combination Agreement or its recommendation that Tenke Shareholders vote in favour of the Arrangement Resolution or approves a Competing Proposal, except where such change of recommendation is as a result of certain corporate actions (such as the entry into a material transaction including the sale of material asserts, the incurrence of material debt, any material investment, a change in its corporate structure or change in accounting principles) taken by Lundin Mining and Tenke has delivered a notice to that effect to Lundin Mining;
- by Lundin Mining because Tenke or any of its affiliates have entered into an agreement to effect a Competing Proposal; or
- by Lundin Mining if Tenke has breached the provisions of the Business Combination Agreement relating to a Competing Proposal and/or a Tenke Superior Proposal and provided that Lundin Mining is not in any material respect in default in the performance of its obligations under the Agreement.

The above is a summary of the provisions of the Business Combination Agreement relating to non-solicitation and the Break Fee. The Break Fee may become payable by Tenke in certain other circumstances and Tenke Shareholders should refer to "Additional Terms of the Business Combination Agreement - Non-Solicitation of Acquisition Proposals and Break Fee" in this Information Circular and to the Business Combination Agreement which is filed at www.sedar.com.

Exchange of Certificates and Fractional Shares

A letter of transmittal containing instructions with respect to the deposit of certificates for Tenke Shares with the Depositary at its principal office in Toronto, Ontario is enclosed herewith for use in exchanging their Tenke Share certificates for certificates representing Lundin Shares and cash and Suramina Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Tenke Shares and such other documents as the Depositary may require, certificates for the appropriate number of Lundin Shares and cash and certificates for the appropriate number of Suramina Shares will be distributed.

No fractional Lundin Shares will be issued to Tenke Shareholders. Tenke Shareholders will receive cash in lieu of a fractional share of Lundin Mining based on one whole Lundin Share being valued at CDN$14.88, the closing price of the Lundin Shares on April 10, 2007, the reference date of the Business Combination Agreement.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented outstanding Tenke Shares and which has not been surrendered, with all other instruments required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Tenke, Lundin Mining, Suramina or the Depositary. **Accordingly, persons who tender certificates for Tenke Shares after this sixth anniversary will not receive Lundin Shares and cash or Suramina Shares, will not own any interest in Tenke, Lundin Mining or Suramina and will not be paid any cash or other compensation.**

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Lundin Shares or Suramina Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Tenke Shares and will not be payable until the surrender of certificates for Tenke Shares for exchange for Lundin Shares and cash and Suramina Shares in accordance with the terms of the Plan of Arrangement.

Rights of Dissent

Tenke Shareholders have Dissent Rights with respect to the proposed Arrangement and to be paid the fair value of their Tenke Shares upon strict compliance with the provisions of applicable law. See "Rights of Dissenting Shareholders". It is a condition of the Arrangement that Dissent Rights shall not have been exercised in the aggregate for more than 5% of the outstanding Tenke Shares.

Income Tax Considerations

Holders of Tenke Shares should consult their own tax advisors about the applicable Canadian, United States or federal, provincial, state and local tax consequences of the Arrangement.

Canadian Federal Income Tax Considerations

A beneficial owner of Tenke Shares who holds such shares as "capital property" (as defined in the ITA) will generally realize a capital gain on the exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares to the extent that the fair market value of the Suramina Shares received by the owner exceeds the adjusted cost base of the owner's Tenke Shares.

On the subsequent exchange of Tenke Class A Shares for Lundin Shares and cash, the owner will realize a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the Lundin Shares and cash received by the owner exceeds (or is less than) the adjusted cost base of the owner's Tenke Class A Shares and any reasonable costs of disposition. Eligible Holders may file a joint election with Lundin pursuant to Section 85 of the ITA for the purpose of causing the disposition of their Tenke Class A Shares pursuant to the Arrangement to occur on a tax-deferred basis.

Non-resident owners of Tenke Shares will generally not be taxable in Canada with respect to the disposition of Tenke Class B Shares and Tenke Class A Shares pursuant to the Arrangement so long as such shares do not constitute "taxable Canadian property" as defined in the ITA.

A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement and the procedure for filing a joint election pursuant to Section 85 of the ITA is included

under "Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

For U.S. federal income tax purposes, the tax treatment of the Arrangement depends on whether the exchange of Tenke Shares for Tenke Shares and Suramina Shares and the exchange of Tenke Shares for Lundin Shares and cash, treated as part of an integrated transaction, qualifies as a tax-free distribution of Suramina Shares and a tax-free merger of Lundin Mining and Tenke. The tax treatment of the Arrangement is also subject to the passive foreign investment company rules of Sections 1291-1298 of the Code. No U.S. federal tax opinion is being delivered in connection with the Arrangement. See "United States Federal Income Tax Considerations" in this Information Circular. Tenke Shareholders are urged to consult their tax advisers to determine the tax consequences particular to them.

A summary of the material U.S. federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Tenke Shareholders should carefully review the tax considerations described in this Information Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in this Information Circular, for discussions of Canadian income tax considerations and United States income tax considerations.

Securities Laws Information for Canadian Shareholders

The issuances of the Lundin Shares and the Suramina Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of Canadian Securities Legislation. The Lundin Shares and the Suramina Shares may be resold in each of the provinces and territories of Canada, without significant restriction, provided the trade is not a "control distribution" as defined in the applicable Canadian Securities Legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Upon completion of the Arrangement, Suramina will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Application will be made to list the Suramina Shares on the TSX. Any listing will be subject to meeting the TSX original listing requirements and there is no assurance such a listing will be obtained. The Suramina Shares will not be registered with the SEC and will not be listed for trading on a stock exchange in the United States.

See "Securities Laws Considerations - Canadian Securities Laws".

Securities Laws Information for United States Shareholders

The Lundin Shares and the Suramina Shares to be issued to Tenke Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will each be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act. Applicability of restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether the holder of the Lundin Shares and the Suramina Shares issued pursuant to the Arrangement was an "affiliate" of Tenke before the Arrangement or is an "affiliate" of Lundin Mining or of Suramina after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See "Securities Laws Considerations - U.S. Securities Laws".

Summary Financial Information

Tenke selected financial information:

Reference is made to the audited consolidated financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto. A summary of that information is set out below:

In US$	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Statement of Operations Data ($000's)			
Total Revenue	$ -	$ -	$ -
Net Loss	$ (5,696)	$ (2,700)	$ (2,164)
Data per Common Share ($)			
Basic and Diluted Net Loss	$ (0.10)	$ (0.06)	$ (0.05)
Balance Sheet Data ($000's)			
Cash and cash equivalents	$94,449	$12,173	$5,750
Total Assets	$213,940	$127,520	$114,696
Long Term Liabilities	$ -	$ -	$ -
Shareholders' equity	$212,747	$125,084	$114,199

Reference is made to the unaudited interim consolidated financial statements of Tenke as at March 31, 2007 and March 31, 2006 and for the three months ended March 31, 2007 and 2006, together with the notes thereto, which is incorporated by reference in this Information Circular. A summary of that information is set out below:

In US$	Three months ended March 31, 2007 (Unaudited)		Three months ended March 31, 2006 (Unaudited)	
Statement of Operations Data ($000's)				
Total Revenue	$	-	$	-
Net Loss	$	(295)	$	(1,720)
Data per Common Share ($)				
Basic and Diluted Net Loss	$	(0.00)	$	(0.03)

	March 31, 2007 (Unaudited)	
Balance Sheet Data ($000's)		
Cash and cash equivalents	$	94,275
Total Assets	$	217,497
Long Term Liabilities	$	-
Shareholders' equity	$	216,466

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to management's discussion and analysis of financial condition and results of operations for the unaudited interim consolidated statements of Tenke as at and for the three months ended March 31, 2007 and for the audited financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto.

Risk Factors

There are risks associated with the completion of the Arrangement. These risks include: (i) market reaction to the Arrangement and the future trading prices of the Lundin Shares and of the Suramina Shares, if listed, cannot be predicted; (ii) the Arrangement may give rise to significant adverse tax consequences to Tenke Shareholders, particularly as to the possible taxable treatment for U.S. income tax purposes of the transactions contemplated under the Arrangement as discussed under "United States Income Tax Considerations", and each Tenke Shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the business of the entities involved in the transactions; and (iv) there is no assurance that required approvals will be received or that the Suramina Shares will be listed on a stock exchange. Until the Arrangement is completed, the price of the Tenke Shares may be capped at or near the value contemplated by the Arrangement to the extent that there is a market assumption that the Arrangement will be completed. Additionally, in certain circumstances set out under "The Business Combination Agreement – Non-Solicitation of Competing Proposals and Break Fee". Tenke may be required to pay the Break Fee to Lundin Mining, which, if an alternative transaction is not concluded, will adversely affect Tenke's financial condition. If the Business Combination Agreement is terminated and the Tenke Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the purchase price to be paid pursuant to the Arrangement with Lundin Mining. Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Tenke and which could have an adverse impact on Tenke if the Arrangement is not approved. Under the Business Combination Agreement, Tenke would be required to pay the Break Fee in the event that the Business Combination Agreement is terminated in certain circumstances. The Break Fee, together with Lundin Mining's right to match a Tenke Superior Proposal, may discourage other parties from attempting to acquire the Tenke Shares even if those parties might be willing to offer greater value than Lundin Mining has offered under the Business Combination Agreement.

An investment in a natural resource issuer involves a significant degree of risk. The Lundin Shares are subject to a number of risks and the Suramina Shares to be issued to the Tenke Shareholders pursuant to the Arrangement are speculative and subject to a number of risks.

Holders of Tenke Shares should review carefully the risk factors set forth under "The Arrangement - Risk Factors" in this Information Circular, under "Risk Factors" in the Tenke Annual Information Form dated March 20, 2007, under "Risk Factors" in the Lundin Annual Information Form dated March 31, 2007, and under "Suramina - Risk Factors" in the Joint Disclosure Booklet.

TENKE MINING CORP.
Suite 2101, 885 W. Georgia Street
Vancouver, British Columbia V6C 3E8

INFORMATION CIRCULAR

(As at May 18, 2007, and in Canadian dollars, except as indicated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of Tenke for use at the Meeting and any adjournments thereof.

Tenke will conduct its solicitations by mail and officers and employees of Tenke may, without receiving special compensation, also telephone or make other personal contact. Tenke will pay its costs of solicitation. It is contemplated that Tenke will retain, and pay a fee to Georgeson to solicit proxies from Tenke Shareholders. Georgeson has been retained to solicit proxies personally or by mail, telephone, facsimilie, or telegram for a fee of up to CDN$80,000 plus CDN$6.00 per call with retail Tenke Shareholders plus expenses. The cost of this solicitation will be paid by Tenke.

Tenke Shareholders will be asked to consider and to pass, with or without variation, the Arrangement Resolution which is a Special Resolution approving the Arrangement under section 192 of the CBCA between Tenke and the Tenke Shareholders, Lundin Mining and Suramina.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Tenke Shareholder's behalf in accordance with the instructions given by the Tenke Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Tenke (the "**Management Proxyholders**").

A Tenke Shareholder has the right to appoint a person, other than a Management Proxyholder, to represent the Tenke Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Tenke Shareholder.

Voting By Proxy

Only registered Tenke Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Tenke Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting accompanying this Information Circular in accordance with the instructions of the Tenke Shareholder on any ballot that may be called for and if the Tenke Shareholder specifies a choice with respect to any matter to be acted upon, the Tenke Shares will be voted accordingly.

If a Tenke Shareholder does not specify a choice and the Tenke Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of

the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting including the Arrangement Resolution.

The enclosed form of proxy also gives discretionary authority to the persons named therein as proxyholders with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Tenke know of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Each proxy must be dated and signed by the Tenke Shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Tenke must be deposited at the office of its registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered holders of Tenke Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Tenke Shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Tenke Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "**CDS**").

In accordance with Canadian securities law, Tenke has distributed copies of the notice of meeting, this Information Circular and the form of Proxy (collectively, the "**Meeting Materials**") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting

in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Tenke, c/o its agent, Computershare, as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

In accordance with securities regulatory policy, Tenke has distributed copies of its Meeting Materials, being the Notice of Meeting and Proxy, and this Information Circular and the Joint Disclosure Booklet to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting Materials to non-registered holders to seek their voting instructions in advance of the Meeting. Tenke Shares held by Nominees can only be voted in accordance with the instructions of the Non-Registered Holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Tenke Shares are voted at the Meeting.

If you, as a Non-Registered Holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.

In addition, Canadian securities legislation now permits Tenke to forward Meeting Materials directly to "non objecting beneficial owners". If either Tenke or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Tenke (and not the Nominee holding on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

Revocability Of Proxy

Any Registered Tenke Holder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Tenke Holder, his attorney authorized in writing or, if the Registered Tenke Holder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Tenke at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Tenke Holders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

Record Date And Voting Of Shares

Tenke has set May 8, 2007, as the record date for the Meeting. Only Tenke Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting.

Tenke is authorized to issue an unlimited number of common shares without par value, of which 60,199,829 Tenke Shares were issued and outstanding as of the close of business on May 8, 2007. Each issued and outstanding Tenke Share confers upon its holder the right to one vote.

Principal Holders Of Voting Securities

To the knowledge of the directors and the officers of Tenke, at the date hereof, the only persons that hold, directly or indirectly, or have control or direction over more than 10% of the outstanding Tenke Shares are as follows:

Name and Address	Number of Shares	Percentage
Estate of Mr. Adolf H. Lundin[(1)]	11,619,436	19.3%

(1) These shares are held by Ellegrove Capital Ltd. ("**Ellegrove**"), as to 8,377,636 common shares, Abalone Capital Ltd. ("**Abalone**"), as to 1,000,000 common shares, Lorito Holdings Limited ("**Lorito**"), as to 1,000,000 common shares, and Zebra Holdings and Investments Limited ("**Zebra**"), as to 1,241,800 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

Interest Of Certain Persons In Matters To Be Acted Upon

None of the directors or executive officers of Tenke, nor any person who has held such a position at any time since the beginning of the last completed financial year of Tenke, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the approval of the Arrangement, including the exchange of the Tenke Stock Options for Lundin New Options and the amendment to the terms of the Tenke Stock Option Plan, as more particularly described herein.

Indebtedness of Directors and Officers

None of the current or former directors or executive officers of Tenke or its subsidiaries, and none of the associates of such persons is or has been indebted to Tenke at any time since the beginning of Tenke's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Tenke.

Management Contracts

No management functions of Tenke or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of Tenke.

Interest of Informed Persons in Material Transactions

None of the directors or executive officers of Tenke, nor any person who beneficially owns, directly or indirectly, Tenke Shares or who exercises control or direction over Tenke Shares carrying more than 10% of the voting rights attached to all outstanding Tenke Shares, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Tenke's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect Tenke.

THE ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, Tenke Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule "A". For details of the Arrangement, see below.

BACKGROUND TO THE ARRANGEMENT

The provisions of the Business Combination Agreement are the result of arm's length negotiations conducted among representatives of Tenke and Lundin Mining and their respective legal and financial advisors. The following is a summary of the background to the execution of the Business Combination Agreement.

In December 2005, preliminary discussions between Tenke and Lundin Mining took place for consideration of a business combination between Tenke and Lundin Mining. Independent committees were formed by both companies, and financial advisors retained shortly thereafter. Full due diligence, including visits to Lundin Mining's Zinkgruvan and Galmoy mines, was significantly advanced, but discussions ended in March 2006 at Lundin Mining's request when Lundin Mining decided to put a priority on the acquisition of EuroZinc Mining Corporation ("**EuroZinc**") instead.

Upon successful completion of the transaction involving Lundin Mining and EuroZinc and after integration of EuroZinc's staff and assets had significantly progressed, Lundin Mining management indicated in early January 2007 that it wished to proceed with a possible business combination with Tenke. Management of Tenke recommenced discussions with Lundin Mining and, in preparation of a Tenke Board discussion, requested that legal counsel to Tenke provide the Tenke Board with a memorandum discussing some of the structural options, securities laws, tax issues and timing of a possible transaction.

On January 31, 2007, Tenke and Lundin Mining entered into a confidentiality agreement and began to exchange confidential, non-public information regarding their respective businesses.

On February 16, 2007, the Tenke Board formed the Tenke Independent Committee, comprised of independent directors, to consider and discuss a potential transfer by Tenke of its South American Assets to a newly incorporated subsidiary and a business combination of Tenke and Lundin Mining. The Tenke Independent Committee is comprised of Lee A. Graber and Mats Carlsson. Neither of these individuals is a director and/or officer of Lundin Mining.

Between February 16, 2007 and April 10, 2007, the Tenke Independent Committee met formally on five occasions to review and discuss the terms and merits of the proposed transaction with Lundin Mining (including the financial analysis being undertaken by Dundee Securities) and the proposed Business Combination Agreement and the Lundin Lock-Up Agreements and to review and discuss the due diligence review of Lundin Mining. In addition, members of the Tenke Independent Committee met with management and its legal counsel and Dundee Securities on a number of further occasions to receive updates on the progress of negotiations, the status of the financial analysis and the progress of due diligence. Between such meetings, members of the Tenke Independent Committee provided management with guidance and instructions on matters relating to the proposed transaction with Lundin Mining. The Tenke Independent Committee received advice from its legal counsel as to the legal duties and responsibilities of the Tenke Independent Committee in the context of the proposed transaction.

On February 19, 2007, the Tenke Independent Committee authorized the retention of DuMoulin Black LLP to act as legal advisor to the Tenke Independent Committee, of PricewaterhouseCoopers LLP to act as advisors to the Tenke Independent Committee to assist the Tenke Independent Committee in carrying out its financial due diligence of Lundin Mining and of Dundee Securities to act as financial advisor. Dundee Securities was engaged by the Tenke Independent Committee pursuant to an engagement agreement dated February 28, 2007 as amended on April 4, 2007 (the "**Dundee Engagement Agreement**") to render to the Tenke Independent Committee an opinion as to the fairness of the Arrangement, from a financial point of view, to the Tenke Minority Shareholders.

In late February 2007, Tenke commenced due diligence investigations of the property and business of Lundin Mining.

On or about April 10, 2007, Tenke management and the Tenke Board, with the assistance of legal counsel for Tenke, together with the Tenke Independent Committee, with the assistance of its legal counsel, settled the terms of the Business Combination Agreement with Lundin Mining, Suramina and Tenke.

On April 10, 2007, the Tenke Independent Committee received the oral opinion of Dundee Securities to the effect that, as of April 10, 2007, based on and subject to various assumptions, matters considered and limitations, the Arrangement was fair, from a financial point of view to the Tenke Minority Shareholders. Following discussion and consideration of a variety of factors, including without limitation, the opinion of Dundee Securities, the results of due diligence and the terms of the Business Combination Agreement, the Tenke Independent Committee resolved to recommend the proposed transaction to the Tenke Board on certain terms.

On April 10, 2007, the Tenke Board met to receive the report of the Tenke Independent Committee and to review the definitive Business Combination Agreement. Following a presentation of the Tenke Independent Committee and delivery of the oral opinion by Dundee Securities that the Arrangement is fair, from a financial point of view, to the Tenke Minority Shareholders, the Tenke Board, with Messrs.

Rand, Craig and Lundin abstaining, authorized Tenke to enter into the Business Combination Agreement, the final version of which was executed on April 10, 2007.

On February 21, 2007, the Lundin Board formed the Lundin Independent Committee, comprised of independent directors, to consider a business combination of Tenke (after the transfer of the South American Assets and US$5 million in cash) and Lundin Mining. The Lundin Independent Committee is comprised of Brian Edgar, David Mullen and Tony O'Reilly. The Lundin Independent Committee appointed Mr. Edgar as Chairman. None of these individuals is a director and/or officer of Tenke or owns any Tenke Shares.

On February 21, 2007, the Lundin Independent Committee retained Blake Cassels & Graydon LLP to act as legal advisors to the Lundin Independent Committee and on February 23, 2007 engaged GMP Securities to render an opinion as to fairness, from a financial point of view, to Lundin Shareholders of the Arrangement. In retaining GMP, the Lundin Independent Committee concluded, based in part on representations made by GMP, that GMP was independent of Tenke and was qualified to provide a fairness opinion with respect to the Arrangement.

Between March 27, 2007 and April 10, 2007, the Lundin Independent Committee met formally on four occasions with, when appropriate, its legal and financial advisors, to review and discuss the terms and merits of the proposed business combination, including the financial analysis being undertaken by GMP, and the draft Business Combination Agreement. In addition, members of the Lundin Independent Committee met with management and its financial advisor on several further occasions to receive updates on the progress of negotiations, the status of the financial analysis and the progress of due diligence. During such meetings the members of the Lundin Independent Committee provided management with guidance and instructions on matters relating to the Arrangement.

In its meeting of March 27, 2007, the Lundin Independent Committee discussed its mandate generally and received a presentation from legal counsel as to the legal duties and responsibilities of the Lundin Independent Committee. The Lundin Independent Committee also ratified the appointment of GMP and received an initial presentation from GMP.

On March 29, 2007 the Lundin Independent Committee reviewed a presentation that had been received by management which outlined the critical terms of the Arrangement. The Lundin Independent Committee also discussed the previous presentation by GMP. At such meeting the Lundin Independent Committee, based on the advice provided to such date by GMP and after consultation with its legal advisors and a thorough review of other matters, concluded that it would recommend to the Lundin Board that management be authorized to continue to negotiate the Arrangement on the terms presented by management.

Between March 29, 2007 and April 5, 2007 members of the Lundin Independent Committee reviewed the proposed terms of the Business Combination Agreement and received updates on the progress of the negotiations.

On April 5, 2007 the terms of the Business Combination Agreement were discussed further by the Lundin Independent Committee. The Lundin Independent Committee was informed that legal and technical due diligence had been completed satisfactorily. GMP provided an update on its financial presentation at such meeting following which a discussion ensued. At such meeting the Lundin Independent Committee concluded that discussions should continue.

At a meeting of the Lundin Independent Committee held on April 10, 2007, the Lundin Independent Committee received advice from its financial and legal advisors on the terms of the Business

Combination Agreement. At such meeting GMP confirmed orally the GMP Fairness Opinion. The Lundin Independent Committee unanimously resolved to accept the GMP Fairness Opinion and determined that the terms of the Arrangement are fair from a financial point of view to, and in the best interests of, the Lundin Shareholders. The Lundin Independent Committee further concluded that it would recommend that the Lundin Board approve the Business Combination Agreement and recommend that the Lundin Shareholders vote in favour of the Lundin Resolution.

On April 10, 2007, the Lundin Board met to receive the report of the Lundin Independent Committee, to receive the GMP Fairness Opinion and to review the definitive Business Combination Agreement. Following a presentation of the Lundin Independent Committee and delivery of the written GMP Fairness Opinion, the Lundin Board, with Messrs. Lundin, Craig and Rand abstaining, authorized Lundin Mining to enter into the Business Combination Agreement, the final version of which was executed on April 10, 2007.

Reasons for the Arrangement and Recommendation of the Directors

After careful consideration, the Tenke Board has unanimously (other than those directors who abstained from voting) determined that the Arrangement is fair to Tenke Shareholders and is in the best interests of Tenke. Accordingly, the Tenke Board unanimously recommends that Tenke Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Tenke (net of the South American Assets and US$5 million in cash) by Lundin Mining and the creation of Suramina. In the course of its evaluation of the Arrangement, the Tenke Board consulted with the Tenke Independent Committee, Tenke's senior management, legal counsel and Dundee Securities, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

- Lundin Mining has offered a premium to the Tenke Share price immediately prior to the announcement of the Arrangement. The terms of the Arrangement provide a premium of approximately 31.2% to the Tenke Share price based on the respective volume-weighted average share prices of both Tenke and Lundin Mining on the TSX and the other exchanges on which such shares trade for the 20 trading days preceding the announcement of the transaction.

- Lundin Mining is an established, leading, intermediate base metals producer and as a result, the Tenke Shareholders will no longer be subject to many of the normal development risks that a junior company developing a mine would be subject to, including the potential dilution that would result from additional equity financing activities that may be necessary if Tenke was to maintain a direct interest in the mine itself and the potentially unfavourable terms that may be associated with a debt financing.

- Tenke Shareholders will participate in a leading company which has four operating mines in Portugal, Sweden and Ireland, a fifth mine under development in Portugal and an interest in one of the world's largest zinc projects in the Russian Federation and, potentially, an interest in a producing mine in Spain. Accordingly, Tenke Shareholders will gain exposure to Lundin Mining's mining and exploration projects.

- Tenke Shareholders will continue to participate in any increase in value in the Tenke Fungurume project by holding Lundin Shares. Tenke Shareholders will hold approximately 26.67% (26.75% on a fully diluted basis based on the issued capital and outstanding options of Tenke and Lundin Mining on May 18, 2007) of Lundin Mining on completion of the Arrangement.

- In respect of the Tenke Fungurume project, Tenke Shareholders will benefit from the technical,

financial and administrative depth of Lundin Mining, which will assist in debt financing negotiations and the development of the Tenke Fungurume project.

- Mine development and construction is risky and uncertain. Lundin Mining's larger and substantial financial, management and other resources to allow it to better deal with Tenke's joint venture partner in the development of the Tenke Fungurume project. Without the combination with Lundin Mining, during the entire period of development and construction, Tenke would have no revenues and would depend entirely on the proceeds raised from debt or equity financings which may or may not be available at reasonable terms, if at all. Lundin Mining has put a mine into production and is in the process of expanding and developing others and this experience would be of value to Tenke. Lundin Mining also has substantial current cashflows from operations to sustain the company.

- Tenke Shareholders will further benefit through the receipt of Suramina Shares in connection with the spinout of Tenke's South American Assets, which will provide a new opportunity for enhanced market exposure for Tenke's South American Assets and potential to unlock unrealized value for such assets under the direction of a recognized and successful exploration team.

- None of the other possible alternatives to the Lundin Mining offer were considered reasonably likely to present superior opportunities for Tenke or reasonably likely to create greater value for Tenke Shareholders than the Lundin Mining offer.

- The terms and conditions of the Business Combination Agreement include the ability of the Tenke Board under certain circumstances to respond to unsolicited Competing Proposals and to furnish information to and conduct negotiations with third parties and, upon payment to Lundin Mining of a CDN$30 million Break Fee, to terminate the Business Combination Agreement and accept a Tenke Superior Proposal and the limited ability of Lundin Mining to terminate the Business Combination Agreement.

- The belief of the Tenke Board that the Break Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers.

- Although Lundin Mining will not be seeking shareholder approval for the Arrangement, other than the Lundin Resolution, Tenke has negotiated the Lundin Lock Up Agreement from, among others, key shareholders of Lundin Mining and the officers and directors of Lundin Mining and will receive a termination fee of CDN$3 million if the Lundin Shareholders do not approve the Lundin Resolution at the Lundin Meeting. No Break Fee is payable by Tenke if the Tenke Shareholders do not approve the Arrangement.

- Tenke's principal shareholder, who owns or controls 11,619,436 Tenke Shares representing approximately 19.3% of the outstanding Tenke Shares and who will receive the same consideration as other Tenke Shareholders, entered into a Tenke Lock Up Agreement with Lundin Mining and agreed to vote in favour of the Arrangement.

- The combined company will have market capitalization of approximately CDN$5.3 billion (based on the closing price of Tenke Shares and the Lundin Shares on the TSX on April 10, 2007), which is expected to generate new investment interest. Tenke expects this to lead to increased liquidity.

- The combined entity will feature enhanced project and geographic diversification. The combined entity's project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction.

- The financial presentation of Dundee Securities, including its oral opinion of April 10, 2007, which was confirmed by a written opinion dated May 17, 2007, to the Tenke Independent Committee as to the fairness, from a financial point of view, of the Arrangement to the Tenke Minority Shareholders, as more fully described under "The Arrangement – Fairness Opinion".

- The recommendation of the Tenke Independent Committee regarding the terms of the Arrangement and its recommendation that the Tenke Board approve the Arrangement on the terms presented to it.

- The Arrangement is expected to result in increased share trading liquidity for the current Tenke Shareholders.

- The Arrangement will provide Tenke Shareholders with the benefit of an immediate increase in cash flow from Lundin Mining's operating assets.

- Information provided in respect of Lundin Mining with respect to its assets and properties.

- Information provided in respect of Lundin Mining with respect to its historical and current financial condition, business and operations.

- Historical information regarding the market prices and trading information of the Tenke Shares and the Lundin Shares.

- The anticipated size and market liquidity of Lundin Mining subsequent to the Arrangement.

- The Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Tenke Meeting by Tenke Shareholders, and must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Tenke Shareholders.

- Under the Arrangement, Registered Tenke Shareholders will have the Dissent Rights.

In the course of its deliberations, the Tenke Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

- Until the Arrangement is completed, the price of Tenke's Shares may be capped at or near the value contemplated by the Arrangement to the extent that there is a market assumption that the Arrangement will complete.

- In certain circumstances set out under "The Business Combination Agreement - Non-Solicitation of Competing Proposals and Break Fee", Tenke may be required to pay the Break Fee to Lundin Mining, which, if an alternative transaction is not concluded, will adversely affect Tenke's financial condition.

- If the Business Combination Agreement is terminated and the Tenke Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the purchase price to be paid

pursuant to the Arrangement with Lundin Mining.

- Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Tenke and which could have an adverse impact on Tenke if the Arrangement is not approved.
- Under the Business Combination Agreement, Tenke would be required to pay the Break Fee in the event that the Business Combination Agreement is terminated in certain circumstances. The Break Fee, together with Lundin Mining's right to match a Tenke Superior Proposal, may discourage other parties from attempting to acquire the Tenke Shares even if those parties might be willing to offer greater value than Lundin Mining has offered under the Business Combination Agreement.

The foregoing discussion summarizes the material information and factors considered by the Tenke Independent Committee and the Tenke Board in their consideration of the Arrangement. The Tenke Board collectively reached its decision, (with Messrs. Rand, Craig and Lundin abstaining) with respect to the Arrangement in light of the factors described above and other factors that each member of the Tenke Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Tenke Independent Committee and the Tenke Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations. Individual members of the Tenke Independent Committee and the Tenke Board may have given different weight to different factors.

Fairness Opinion

The Tenke Independent Committee retained Dundee Securities to act as its financial advisor in connection with the proposed transaction with Lundin Mining. As part of the engagement, Tenke requested that Dundee Securities evaluate the fairness, from a financial point of view, of the Arrangement to the Tenke Minority Shareholders. On April 10, 2007, at a meeting of the Tenke Board held to evaluate the Arrangement, Dundee Securities delivered to the Tenke Independent Committee an oral opinion, which was confirmed by delivery of a written opinion to the Tenke Independent Committee dated May 17, 2007, to the effect that, as of May 17, 2007, and based on and subject to various assumptions, matters considered and limitations described in the Fairness Opinion, the Arrangement was fair, from a financial point of view, to the Tenke Minority Shareholders.

The full text of the Fairness Opinion describing the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Dundee Securities is attached as Schedule "D" and is incorporated into this Information Circular by reference. Tenke Shareholders are encouraged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion is directed only to the fairness, from a financial point of view, of the Arrangement to the Tenke Minority Shareholders, and does not address any related transaction. The Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Tenke or the underlying business decision of Tenke to effect the Arrangement or any related transaction. The Fairness Opinion does not constitute a recommendation to any Tenke Shareholder as to how such Tenke Shareholder should vote or act with respect to any matters relating to the Arrangement.

The Fairness Opinion and financial analyses were only some of the many factors considered by the Tenke Independent Committee and the Tenke Board in their respective evaluation of the Arrangement and should not be viewed as determinative of the views of the Tenke Board or the Tenke Independent Committee with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of the Dundee Engagement Agreement, Tenke has agreed to pay Dundee Securities customary fees for its financial advisory services in connection with the Arrangement, a portion of which is payable in connection with the Fairness Opinion and a portion of which is contingent upon the completion of the Arrangement.

In addition, Tenke has agreed to reimburse Dundee Securities for its expenses, including fees, disbursements and other charges of counsel, and to indemnify Dundee Securities and related parties against liabilities relating to, or arising out of, its engagement.

The Tenke Independent Committee selected Dundee Securities as its financial advisor in connection with the Arrangement because Dundee Securities is an internationally recognized investment banking firm with substantial experience in similar transactions in the resource sector. Dundee Securities is continually engaged in the valuation of resource businesses and their securities in connection with mergers and acquisitions, competitive bids and distributions of securities.

Principal Steps of the Arrangement

On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a) the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Tenke Class B Shares and the articles of Tenke will be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share will, as and from the time such redesignation is effective, represent a Tenke Class B Share;

(b) the authorized capital of Tenke will be amended by the creation of an unlimited number of Tenke Class A Shares and the articles of Tenke will be deemed to be amended accordingly;

(c) Tenke will transfer the South American Assets and US$5 million in cash to Suramina and, in consideration therefor, Suramina will issue to Tenke, as fully paid and non-assessable, that number of Suramina Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d) each issued Tenke Class B Share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Tenke Class A Share and one Suramina Share acquired by Tenke and the certificates representing the outstanding Tenke Class B Shares shall thereafter represent Tenke Class A Shares;

(e) each issued Tenke Class B Share held by Dissenting Shareholders will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid in respect of the dissenting shares;

(f) each issued Tenke Class B Share acquired by Tenke from Dissenting Shareholders will be cancelled;

(g) the stated capital of Tenke for the outstanding Tenke Class A Shares will be an amount equal to the stated capital of Tenke for the Tenke Class B Shares, less the fair market value of the Suramina Shares distributed to Tenke Shareholders, other than Dissenting

Shareholders and the paid-up capital of the Tenke Class A Shares will be reduced accordingly;

(h) the Tenke Class B Shares will be cancelled;

(i) each issued Tenke Class A Share will be transferred to Lundin Mining in consideration of 1.73 Lundin Shares and CDN$0.001 in cash;

(j) each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a Lundin New Option pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the Tenke Stock Option. Save and except as otherwise agreed to by Lundin Mining and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each Lundin New Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. It is intended that the provisions of Subsection 7 (1.4) of the ITA apply to such exchange. Therefore, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin New Option exceeds the amount payable to acquire such shares under the Lundin New Option (the "**Lundin Stock Option In-The-Money Amount**") exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the Tenke Shares that the holder was entitled to acquire on exercise of the Tenke Stock Option exceeds the amount payable to acquire such shares under the Tenke Stock Option (the "**Tenke Stock Option In-The-Money Amount**"), the number of Lundin Shares which may be acquired on exercise of the Lundin New Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Stock Option In-The-Money Amount does not exceed the Tenke Stock Option In-The-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. In addition, each Tenke Stock Option which, by its terms, would expire up to 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the optionee ceased to be eligible to hold options under the Tenke Stock Option Plan;

(k) Suramina will redeem its outstanding Suramina Class A Shares for CDN$0.001 per share and such shares will be cancelled;

(l) no fractional Lundin Shares will be issued in connection with the exchange but rather Tenke Shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof;

(m) the names of Tenke Shareholders, other than Lundin Mining, will be removed from the central securities register of Tenke;

(n) Lundin Mining will become the holder of all Tenke Class A Shares and the central securities register of Tenke will be revised accordingly; and

(o) the exchanges and cancellations will be deemed to occur at the Effective Time on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Effect of the Arrangement

As at and from the Effective Time:

(a) Tenke will be a wholly-owned subsidiary of Lundin Mining.

(b) Tenke will continue to hold all of its mineral properties, cash and assets, save and except for the South American Assets and US$5 million in cash transferred to Suramina as part of the Arrangement.

(c) The holders of Tenke Shares, other than Dissenting Shareholders, will hold Lundin Shares and Suramina Shares in replacement for their Tenke Shares.

(d) The holders of Tenke Stock Options will hold Lundin Stock Options in replacement for their Tenke Stock Options.

(e) After the Effective Date, certificates formerly representing Tenke Shares which are held by a former Tenke Shareholder will, except for Tenke Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Lundin Shares and Suramina Shares.

(f) On or promptly after the Effective Date, Lundin Mining will deliver or arrange to be delivered to the Depositary certificates representing the Lundin Shares and cash required to be issued and delivered to former Tenke Shareholders which certificates shall be held by the Depositary as agent and nominee for such former Tenke Shareholders for distribution to such former Tenke Shareholders.

(g) On or promptly after the Effective Date, Suramina will deliver or arrange to be delivered to the Depositary certificates representing the Suramina Shares required to be issued to former Tenke Shareholders which certificates shall be held by the Depositary as agent and nominee for such former Tenke Shareholders for distribution to such former Tenke Shareholders.

(h) A former Tenke Shareholder who is an "Eligible Holder" and who has transferred a Tenke Class A Share to Lundin Mining pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to Section 85 of the ITA (and any analogous provisions of provincial income tax law) with respect to such transfer by providing two copies of the necessary election forms to an appointed representative, as directed by Tenke or Lundin Mining, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such election. Thereafter, subject to such election forms complying with requirements under the ITA (or applicable provincial income tax law), such forms shall be signed and returned to such former Tenke Shareholder within 90 days after the receipt thereof by Lundin Mining or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Lundin Mining or any successor corporation will not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin Mining or any successor

will not be responsible for any taxes, interest or penalties resulting from the failure of a former Tenke Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, Lundin Mining or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(i) Paul K. Conibear, the President and Chief Executive Officer of Tenke, will join the management team of Lundin Mining and will be the President and Chief Executive Officer of Suramina.

(j) Assuming there are: 60,199,829 Tenke Shares issued and outstanding at the Effective Time, Lundin Mining will issue approximately 104,145,704 Lundin Shares to acquire the Tenke Shares and will reserve approximately 1,362,375 Lundin Shares for issue upon exercise of Lundin New Options. Upon completion of the Arrangement, there will be, using the Lundin Mining issued share capital at May 18, 2007, approximately 390,473,400 Lundin Shares issued and outstanding. In addition, approximately 60,199,829 Suramina Shares will be issued to Tenke Shareholders on the basis of one Suramina Share for each Tenke Share held.

(k) The rights of creditors against the property and interests of Tenke will be unimpaired by the Arrangement.

(l) The subsidiaries of Tenke (other than those forming a part of the South American Assets) will remain as subsidiaries and related corporations of Tenke.

(m) Suramina will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Quebec. The Suramina Shares will not be registered with the SEC and will not be listed for trading on a stock exchange in the United States. Application will be made to list the Suramina Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. All of the Suramina Shares will be owned by Tenke Shareholders on the Effective Date. Suramina will hold the South American Assets and US$5 million in cash.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Business Combination Agreement. A copy of the Plan of Arrangement is attached as Schedule "B" and incorporated by reference in this Information Circular.

Lock Up Agreements

Lundin Mining has obtained Tenke Lock Up Agreements from all of the directors and senior officers of Tenke and each person, company or trust that has to the actual knowledge of Tenke, based on public filings made pursuant to National Instrument 62-103 of the Canadian Securities Administrators: (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect beneficial ownership or of control or direction over, Tenke Shares carrying more than 10% of the voting rights attached to all of Tenke Shares, whereby they have agreed:

- to support the Arrangement and vote their Tenke Shares in favour of the Arrangement Resolution; and

- not to tender or vote their Tenke Shares in favour of, or otherwise support or facilitate in their

capacities as Tenke Shareholders, any Competing Proposal.

The obligations under the Tenke Lock Up Agreements will terminate on the earlier of: (i) the date upon which the Arrangement is completed; (ii) the date upon which Lundin Mining and the locked up persons and entities mutually agree to terminate the Tenke Lock Up Agreement or Lundin Mining terminates the Tenke Lock Up Agreement in its sole discretion; (iii) the date upon which Lundin Mining announces it will not match a Tenke Superior Proposal; (iv) the Business Combination Agreement is terminated by Lundin Mining or Tenke in accordance with its terms; or (v) the Termination Date. The persons and entities who signed the Tenke Lock Up Agreements hold approximately 21% of the issued Tenke Shares as at the date of this Information Circular.

Treatment of Tenke Stock Options

The holders of Tenke Stock Options outstanding at the Effective Time on the Effective Date will receive Lundin New Options, the net effect of which will be to place the holders of Tenke Stock Options in the same position that they would have been in had they exercised their Tenke Stock Options prior to the completion of the Arrangement. Pursuant to the Arrangement, the Tenke Stock Option Plan will be amended to provide that the expiry date of the Tenke Stock Option will be the earlier of the original expiry date and 180 days after the Optionee ceases to be eligible to hold Tenke Stock Options. As at May 18, 2007, Tenke had 787,500 Tenke Shares reserved for issuance pursuant to Tenke Stock Options. Lundin Mining will reserve 1,362,375 Lundin Shares to meet its obligations in respect of the Lundin New Options. Former holders of Tenke Stock Options otherwise entitled to receive a fractional interest in a Lundin Share will have their entitlement rounded down to the nearest whole number.

PROCEDURE AND TERMS FOR EXCHANGE OF TENKE SHARES

Procedure for Exchange of Tenke Shares

Enclosed herewith is a letter of transmittal and instructions for obtaining delivery of certificates representing Lundin Shares, cash, CDN$0.001 per Tenke Share and Suramina Shares. In order to receive certificates representing Lundin Shares, cash and Suramina Shares pursuant to the Arrangement, Tenke Shareholders must return to the Depositary on or prior to the sixth anniversary of the Effective Date: (i) their certificates representing Tenke Shares; (ii) a duly completed letter of transmittal; and (iii) such other documents as the Depositary may require. Upon return of a properly completed letter of transmittal, together with certificates representing Tenke Shares and such other documents as the Depositary may require, certificates for the appropriate number of Lundin Shares, cash and the Suramina Shares will be issued to the Tenke Shareholder. Certificates for the Lundin Shares and CDN$0.001 and the Suramina Shares issued to a Tenke Shareholder as described above, will be registered in such name or names and will be sent to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented Tenke Shares and which has not been surrendered, with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Tenke, Lundin Mining, Suramina or the Depositary. **Accordingly, persons who tender certificates for Tenke Shares after this sixth anniversary will not receive Lundin Shares, cash or Suramina Shares, will not own any interest in Tenke, Lundin Mining or Suramina, and will not be paid any cash or other compensation.**

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Lundin Shares or Suramina Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Tenke Shares and will not be payable until the surrender of certificates for Tenke Shares for exchange for Lundin Shares, cash and Suramina Shares in accordance with the terms of the Plan of Arrangement.

Fractional Shares

No fractional Lundin Shares will be issued to Tenke Shareholders. Tenke Shareholders will receive cash in lieu of a fractional Lundin Share based on one whole Lundin Share being valued at CDN$14.88, the closing price for Lundin Shares on April 10, 2007.

The foregoing information is a summary only. For further details of procedures, see also Article V "Certificates" of the Plan of Arrangement attached as Schedule "B" to this Information Circular.

Effects of the Arrangement on Shareholders' Rights

As a result of the Arrangement, all Tenke Shareholders will become Lundin Shareholders and Suramina Shareholders. Tenke Shareholders will continue to be shareholders of federal corporations governed by the CBCA and by Lundin Mining and Suramina's constating documents, unless they exercise Dissent Rights in connection with the Arrangement.

Arrangement Risk Factors

There are risks associated with the Arrangement including: (i) market reaction to the Arrangement and the future trading prices of the Lundin Shares and of the Suramina Shares, if listed, cannot be predicted; (ii) the Arrangement may give rise to significant adverse tax consequences to Tenke Shareholders and each Tenke Shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; and (iv) there is no assurance that required approvals will be received or that the Suramina Shares will be listed on a stock exchange.

In addition, the Exchange Ratio is fixed and will not increase or decrease due to the fluctuations in the market price of the Lundin Shares or the Tenke Shares. The actual market value of the consideration and the percentage of the premium received by the Tenke Shareholders will depend on the market price of the Lundin Shares and the Tenke Shares as of the date the transaction contemplated by the Plan of Arrangement is completed. If the market price of Lundin Shares declines relative to the market price of the Tenke Shares or conversely, if the market price of Tenke Shares declines relative to the market price of Lundin Shares, the value of the consideration and premium percentage received by Tenke Shareholders will decline as well. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Lundin Mining, including short-term changes in gold prices, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, interest rate fluctuations, general market and economic conditions and other factors over which neither Tenke nor Lundin Mining has control.

Also, Lundin Mining's operations are located in Portugal, Sweden, Ireland and the Russian Federation and, if Lundin Mining is successful in acquiring all of the shares and warrants of Rio Narcea, in Spain. Tenke's operations are located in Argentina, Chile and the Democratic Republic of Congo. Lundin Mining is subject to different foreign investment risks than those to which Tenke is subject. Mining

investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Lundin Mining's profitability or the viability of Lundin Mining's affected foreign operations, which could have a material adverse effect on Lundin Mining's future cash flows, earnings, results of operations and financial condition. These related risks with respect to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political, legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the reparation of earnings; and increased financing costs.

The Lundin Shares are subject to a number of other risks and the Suramina Shares are speculative and subject to a number of other risks. Tenke Shareholders should also review carefully the risk factors set forth in the Annual Information Forms of each of Tenke and Lundin Mining, which are incorporated by reference in the Joint Disclosure Booklet.

Effective Date and Conditions of the Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the CBCA relating to the Arrangement has been complied with and all other conditions disclosed under "Conditions to the Arrangement Becoming Effective" are met, the Arrangement will become effective. Tenke and Lundin Mining presently intend that the Effective Date will be on or about July 3, 2007.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below:

Mutual Conditions

The obligations of Lundin Mining and Tenke to complete the Arrangement are subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived only with the consent in writing of Lundin Mining and Tenke:

(a) The Tenke Shareholders shall have approved the Arrangement Resolution at the Meeting and, in particular, shall have approved the Arrangement in accordance with the Interim Order.

(b) The Lundin Shareholders shall have approved the Lundin Resolution at the Lundin Meeting.

(c) The Interim Order and the Final Order shall have been granted in form and substance satisfactory to each of Lundin Mining and Tenke, acting reasonably and shall not have been set aside or modified in a manner unacceptable to Lundin Mining or Tenke, acting reasonably, on appeal or otherwise.

(d) No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any

federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect.

(e) The Lundin Shares to be issued pursuant to the Arrangement shall have been approved for listing on the TSX and the AMEX subject to official notice of issuance and other normal conditions and the Swedish depository receipts relating to the Lundin Shares to be issued in connection with the Arrangement shall have been listed on the Stockholm Stock Exchange, in each case on the Effective Date or as soon as practicable thereafter. The Suramina Shares to be issued pursuant to the Arrangement shall have been approved for listing on the TSX, subject to official notice of issuance and other normal conditions on the Effective Date or as soon as practicable thereafter.

(f) On the Closing Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Lundin Shares, the Tenke Shares or the Suramina Shares shall be in effect.

(g) There shall not be pending or threatened any suit, action or proceeding by any Governmental entity before any court or governmental authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by the Business Combination Agreement or seeking to obtain from Lundin Mining or Tenke any damages that are material in relation to Lundin Mining, Tenke and their subsidiaries taken as a whole.

(h) The distribution of the Lundin Shares and the Suramina Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons).

(i) The Lundin Shares to be issued in the United States in connection with the Arrangement shall be exempt from registration requirements under the Securities Act 1933 of the United States of America and, except with respect to persons deemed "affiliates" of Tenke under such Act prior to completion of the Arrangement, and Suramina, the Lundin Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the Securities Act 1933, as amended.

Additional Conditions in Favour of Tenke:

The obligation of Tenke to consummate the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Tenke:

(a) The representations and warranties of Lundin Mining set forth in the Business Combination Agreement, qualified as to materiality shall be true and correct and the representations and warranties not so qualified shall be true and correct in all material respects on the closing date as if made on the closing date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Tenke shall have received

certificates signed on behalf of Lundin Mining by an executive officer thereof to such effect dated as of the Closing Date.

(b) Lundin Mining shall have performed and complied in all material respects with all covenants and agreements required by the Business Combination Agreement to be performed or complied with by Lundin Mining prior to or on the closing date and Tenke shall have received a certificate signed on behalf of Lundin Mining by an executive officer thereof to such effect.

(c) There shall not have occurred any Material Adverse Change in the Lundin group since the date of the Business Combination Agreement.

(d) The Lundin Lock Up Agreements shall have been entered into by each of the locked up Lundin Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the locked up Lundin Shareholders, such that it is clear that as a result of such breach or termination such locked up Lundin Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution.

Additional Conditions in Favour of Lundin Mining:

The obligation of Lundin Mining to complete the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Lundin Mining:

(a) The representations and warranties of Tenke and Suramina set forth in the Business Combination Agreement, qualified as to materiality shall be true and correct and the representations and warranties not so qualified shall be true and correct in all material respects as of the closing date as if made on the closing date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Lundin Mining shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect dated as of the closing date.

(b) Tenke shall have performed and complied in all material respects with all covenants and agreements required by the Business Combination Agreement to be performed or complied with by it prior to or on the closing date and Lundin Mining shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect.

(c) There shall not have occurred any Material Adverse Change in the Tenke Group since the date of the Business Combination Agreement.

(d) The Tenke Lock Up Agreements shall have been entered into by each of the locked up Tenke Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the locked up Tenke Shareholders, such that it is clear that as a result of such breach or termination such locked up Tenke Shareholder will not vote all of its Tenke Shares in favour of the Arrangement Resolution.

(e) Dissent Rights shall have been exercised in respect of no more than 5% of the issued and outstanding Tenke Shares.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "B" to this Information Circular. See also "Additional Terms of the Business Combination Agreement" below.

Additional Terms of the Business Combination Agreement

In addition to the terms and conditions of the Business Combination Agreement set out elsewhere in this Information Circular, the following additional terms apply:

Tenke's Covenants

Tenke covenanted and agreed in the Business Combination Agreement to:

(a) subject to Lundin Mining's continuing compliance with the Confidentiality Agreement, permit and cause each Tenke Group Member to permit:

  (a) Lundin Mining and its advisers to have reasonable access at reasonable times to all properties, books, accounts, records, contracts, files, correspondence, tax records and documents of or relating to the Tenke group including auditors' working papers and management letters and to discuss such matters with the executive officers of the Tenke group; and

  (b) Lundin Mining to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Tenke group as they deem necessary or advisable, provided such reviews are conducted at reasonable times and in a reasonable manner.

(b) conduct and cause each Tenke Group Member to conduct its business only in the ordinary and usual course and use all reasonable efforts to preserve its business organizations intact and its existing relations with customers, suppliers, employees and business associates, and to cause each Tenke Group Member not to do any of the following:

  (a) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, except pursuant to the Arrangement;

  (b) amend its articles or certificate of incorporation (or like charter documents) or by-laws except as contemplated by the Business Combination Agreement;

  (c) subdivide, split, combine, consolidate or reclassify any of its outstanding shares of capital stock;

  (d) declare, set aside or pay any dividend or make any other distribution payable in cash, shares, securities or property with respect to any of its shares of capital stock other than consistent with past practice and other than dividends or distributions declared, set aside, paid or payable by any Tenke Group Member to Tenke, except pursuant to the Arrangement;

  (e) repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock;

(f) incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of CDN$10 million other than in the ordinary course of business;

(g) enter into any material transaction not in the ordinary course of its business;

(h) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition, or encumbrance of, any shares of its capital, or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital other than pursuant to the Business Combination Agreement or currently outstanding securities directly or indirectly convertible into or exchangeable or exercisable for Tenke Shares and pursuant to the exercise of options outstanding under the Tenke Stock Option Plan;

(i) transfer, lease, license, sell, mortgage, pledge, encumber or dispose of any material property or assets other than in the ordinary and usual course of business consistent with past practice;

(j) make, whether by arrangement, consolidation or purchase, any acquisition of, or investment in, assets, shares, capital stock or other securities of any other person or entity other than its wholly-owned subsidiaries or in the ordinary and usual course of business consistent with past practice;

(k) except as may be required to satisfy contractual obligations existing as of the date of the Business Combination Agreement and the requirements of applicable law, establish, adopt, enter into, make, amend in any respect or make any elections under any collective bargaining agreement or employee plan or enter into any new or amend any existing employment, consulting or other agreement providing compensation or benefits to any executive employee or director, except for employment agreements with new employees (other than Lundin Mining corporate staff) entered into in the ordinary course of business which agreements do not provide for the payment of "golden parachutes" or other amounts in respect of severance which are triggered by the transactions set forth herein;

(l) except as may be required to satisfy contractual obligations or Tenke group employee plan obligations existing as of the date of the Business Combination Agreement and the requirements of applicable law: (i) amend any Tenke group employee plan where such amendment would increase any Tenke Group Member's annual or aggregate liability or funding obligations in connection with such Tenke group employee plan by more than five percent; (ii) terminate or merge any employee plan(s); (iii) transfer assets from any Tenke group employee plan or any agreement with any officer, director or employee of Tenke; (iv) extend membership, benefits or coverage under any Tenke group employee plan to any employee who is not currently eligible to receive such membership, benefits or coverage; (v) incorporate any “change in control” provision into any Tenke group employee plan, or modify any “change in control” provision contained in any Tenke group employee plan or any agreement with any officer, director or employee of Tenke; or (vi) transfer any employee from any Tenke Group Member to any other Tenke Group Member in circumstances where such transfer would increase the Tenke Group Member's collective expenses in connection with the employment of such employee;

(m) implement any change in its accounting principles, practices, or methods, other than as

may be required by generally accepted accounting principles;

(n) except as contemplated in the Business Combination Agreement, alter (through arrangement, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of any Tenke Group Member;

(o) withdraw, permit or consent to the removal of any assets of any of the employee plans maintained by any Tenke Group Member other than for the purpose of paying benefits in the ordinary course and payment of expenses in accordance with past practice and under the terms of such plan; and

(p) authorize or enter into any agreement or understanding of any type whatsoever, whether written or oral to take any of the actions referred to in the Business Combination Agreement.

Any action by any Tenke Group Member to cause TF Holdings Ltd. and Tenke Fungurume Mining S.A.R.L. to conduct business in accordance with the shareholder's agreement to which they are a party including without limitation, the voting of shares, the provision of guarantees or indemnities and/or the provision of additional funding through Tenke's commitments for its portion of the senior debt and equity for the Tenke Fungurume project to such corporations in accordance with such shareholder's agreement shall not in any circumstances be deemed to be a violation of the foregoing covenants.

(c) ensure that all property, real and personal, owned or leased by any Tenke Group Member continues to be insured;

(d) use all reasonable efforts to cause all of the conditions to the obligations of Lundin Mining under the Business Combination Agreement to be satisfied on or prior to the closing date (to the extent the satisfaction of such conditions is within the control of the Tenke group);

(e) seek approval of the Arrangement Resolution by the Tenke Shareholders as soon as practicable following receipt of the Interim Order and distribution of this Information Circular to the Tenke Shareholders. Tenke shall use commercially reasonable efforts to obtain the approval of the Tenke Shareholders and, without limitation, the Tenke Board shall (other than those directors who abstain from voting) recommend that the Tenke Shareholders vote to approve the Arrangement Resolution;

(f) ensure this Information Circular complies as to form in all material respects with Canadian securities law and that none of the information to be supplied by Tenke to Lundin Mining for inclusion or incorporation by reference in the Lundin Mining information circular will at the time of the mailing of the Lundin Mining information circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Tenke, its officers and directors or any Tenke Group Member shall occur that is required to be described in the Lundin Mining information circular, Tenke shall give prompt notice to Lundin Mining of such event; and

(g) deliver to Lundin Mining, prior to the date of the Meeting, a list of names and addresses of those persons who are, in the opinion of Tenke, as of the time of the Meeting, 'affiliates' of Tenke within the meaning of Rule 145 under the U.S. Securities Act. Tenke shall provide to

Lundin Mining such information and documents as Lundin Mining shall reasonably request for the purposes of reviewing such list. There shall be added to such list the names and addresses of any other person subsequently identified by either Lundin Mining or Tenke as a person who may be deemed to be an affiliate of Tenke; provided, however, that no such person identified by Lundin Mining shall be added to the list of affiliates of Tenke if Lundin Mining shall receive from Tenke, on or before the date of the Meeting, an opinion of counsel reasonably satisfactory to Lundin Mining to the effect that such person is not an affiliate. Tenke shall exercise its reasonable best efforts to deliver or cause to be delivered to Lundin Mining, prior to the closing date, from each affiliate of Tenke identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the closing date substantially acknowledging that the Lundin Shares received by such affiliate pursuant to the Plan of Arrangement will be subject to the restrictions set forth in Rule 145 under the U.S. Securities Act and that, at Lundin Mining's discretion, the certificate representing the Lundin Shares received by such affiliates pursuant to the Plan of Arrangement may bear a customary legend regarding such restrictions.

Non-Solicitation Covenant of Tenke

Tenke has also agreed in the Business Combination Agreement that it will not directly or indirectly solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin Mining, relating to a Competing Proposal, or provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any person, that may wish to propose or pursue a Competing Proposal, provided, however, that in response to an unsolicited bona fide Competing Proposal, Tenke may: (A) furnish such information or access with respect to Tenke and the Tenke group to the person making such Competing Proposal pursuant to a confidentiality agreement with such person that is no less restrictive than the Confidentiality Agreement; or (B) engage in discussions or participate in negotiations regarding such Competing Proposal, but in each case only if; (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for the Tenke Board to act in a manner consistent with their fiduciary duties under applicable law; (y) the Tenke Board determines in good faith that the Competing Proposal could reasonably be expected to result in a Tenke Superior Proposal; and (z) Tenke complies with the Business Combination Agreement with respect to such proposal.

Any violation of the above restrictions by a Tenke Group Member or any officer, director or employee or other adviser or representative of Tenke or any of its subsidiaries shall be deemed to be a breach by Tenke. Tenke must immediately cease any negotiations or discussions with respect to any Competing Proposals that are continuing as of the date of the Business Combination Agreement and must confirm to Lundin Mining that it has demanded from each third party to which it has provided confidential, non-public information that such information be returned to Tenke. Tenke has advised Lundin Mining of all parties with which it was in discussions as of the date of the Business Combination Agreement regarding a Competing Proposal and such discussions have been ceased.

The Business Combination Agreement also provides that neither Tenke nor the Tenke Board nor any committee thereof shall or shall permit any Tenke Group Member to: (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tenke, their approval of the Arrangement, the Business Combination Agreement, the transactions contemplated by the Business Combination Agreement or the recommendation to vote in favour of the Arrangement Resolution; (b) approve or recommend, or propose to approve or recommend, any Competing Proposal; or (c) cause or permit any member of the Tenke

group or any of its subsidiaries to enter into any agreement, including an agreement in principle or letter of intent to effect a Competing Proposal.

Notwithstanding the foregoing, if Tenke has received a Tenke Superior Proposal, the Tenke Board may: (A) withdraw or modify its recommendation of the Arrangement Resolution; (B) approve or recommend a Tenke Superior Proposal; or (C) cause Tenke or any of its subsidiaries to enter into a transaction agreement to effect a Tenke Superior Proposal, but in each case only if: (x) the Tenke Board determines in good faith, after consultation with outside counsel, that such action is necessary in order for them to act in a manner consistent with their fiduciary duties under applicable law; and (y) Tenke shall have furnished Lundin Mining with written notice at least three business days prior to the date any such actions are proposed to be taken specifying which actions are proposed to be taken and, after taking into account modifications to the Business Combination Agreement proposed by Lundin Mining during such three business day period, such Competing Proposal would still constitute a Tenke Superior Proposal. If Tenke enters into an agreement to implement a Tenke Superior Proposal, it will be required to pay the Break Fee to Lundin Mining, as detailed below. In addition, if Lundin Mining elects to terminate the Business Combination Agreement in these circumstances, Tenke will be required to pay Lundin Mining the Break Fee. If Lundin Mining makes a proposal to amend the Business Combination Agreement to increase the consideration payable to the Tenke Shareholders pursuant to the Arrangement, such that the Competing Proposal is no longer a Tenke Superior Proposal, Tenke and Lundin Mining will execute such documents to give effect to such proposal and Tenke will not enter into the Competing Proposal.

Tenke shall promptly advise Lundin Mining first orally and as soon as practicable and in any event within 24 hours and then in writing of: (a) any request for information which may relate to a Competing Proposal; (b) any Competing Proposal; or (c) any inquiry with respect to or that could lead to a Competing Proposal; or (d) the identity of any third party making the request, proposal or inquiry in (a), (b) or (c) above and shall provide copies of all documentation and a description of the status of any request, proposal or inquiry related to (a), (b) or (c) above.

The Tenke Board may distribute a circular in response to a take-over bid in accordance with section 99 of the *Securities Act* (Ontario) and the equivalent provisions of other Canadian Securities Laws provided, however, that the Tenke Board shall not, except as permitted above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Business Combination Agreement or the Arrangement Resolution or approve or recommend, or propose to approve or recommend, a Competing Proposal (it being understood that an affirmation of the recommendation via press release not later than two days following a request to affirm by Lundin Mining will satisfy this proviso).

The Tenke Board may withdraw, modify, qualify or change its recommendation to Tenke Shareholders in respect of the Arrangement Resolution or from making any disclosure to the Tenke Shareholders prior to the Effective Date if, in the good faith judgment of the Tenke Board after consultation with outside counsel, such action is necessary for the Tenke Board to act in a manner consistent with its fiduciary duties under applicable law or is otherwise required under applicable laws, provided that in the case of any proposal in respect of any such withdrawal, modification, qualification or change which does not relate to a Competing Proposal or a Tenke Superior Proposal, and except as may be necessary for the Tenke Board to act in accordance with its fiduciary duties, not less than 48 hours before the Tenke Board considers any proposal in respect of any such withdrawal, modification, withdrawal qualification or change, Tenke shall give Lundin Mining written notice of such proposal and promptly advise Lundin Mining of the proposed consideration of such proposal. Except in the circumstances where Tenke gives such notice due to certain corporate actions taken by Lundin Mining, if Lundin Mining terminates the Business Combination Agreement due to a change in recommendation by Tenke, Tenke will be required to pay the Break Fee to Lundin Mining. Where the Tenke Board proposes to exercise its rights as the result of certain corporate actions that have been taken or is proposed to be taken by Lundin Mining after

the date of the Business Combination Agreement and the Tenke Board includes a statement to that effect in any notice given to Lundin Mining as aforesaid, then no Break Fee shall be payable in the event Lundin Mining terminates the Business Combination Agreement due to such change in recommendation by Tenke.

Lundin Mining's Covenants

Lundin Mining covenanted and agreed in the Business Combination Agreement to:

(a) subject to Tenke's continuing compliance with the Confidentiality Agreement to permit:

  (a) Tenke and its respective advisers to have reasonable access at reasonable times to all properties, books, accounts, records, contracts, files, correspondence, tax records and documents of or relating to the Lundin Group including auditor's working papers and management letters and to discuss such matters with the executive officers of the Lundin Mining group; and

  (b) Tenke to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Lundin Mining group as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner;

(b) not, and to cause each Lundin Mining group member not to:

  (a) amend its articles or certificate of incorporation (or like charter documents) or by-laws, except as contemplated by the Arrangement;

  (b) subdivide, split, combine, consolidate, or reclassify any of its outstanding shares of capital stock;

  (c) declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares of capital stock other than consistent with past practice, other than dividends or distributions declared, set aside, paid or payable by any Lundin Mining group member to Lundin Mining;

  (d) repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock; or

  (e) incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of CDN$50 million other than in connection with the credit facilities provided in respect of the offer to acquire all of the shares and warrants of Rio Narcea or in the ordinary course of business.

(c) ensure that all property, real and personal, owned or leased by any Lundin Mining group member continues to be insured substantially in the manner and to the extent they are currently insured;

(d) seek approval of the Lundin Resolution by the Lundin Shareholders as soon as practicable following distribution of the Lundin Mining information circular to the Lundin Shareholders; use commercially reasonable efforts to obtain such approval and, without limitation, the

Lundin Board shall (other than those directors who abstain from voting) recommend that the Lundin Shareholders vote to approve the Lundin Resolution at the Lundin Meeting;

(e) use all reasonable efforts to cause all of the conditions to the obligations of Tenke under the Business Combination Agreement to be satisfied on or prior to the closing date (to the extent the satisfaction of such conditions is within the control of the Lundin Mining group);

(f) use all commercially reasonable best efforts to cause the Lundin Shares to be issued in connection with the Arrangement to be listed on the TSX, the AMEX and for Swedish depositary receipts in respect of such Lundin Shares to be listed on the Stockholm Stock Exchange, in each case, as of the closing date;

(g) ensure that the Lundin Mining information circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Lundin Mining to Tenke for inclusion or incorporation by reference in this Information Circular will at the time of the mailing of the Lundin Mining information circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Lundin Mining, its officers and directors or any Lundin Mining group member shall occur that is required to be described in this Information Circular, Lundin Mining shall give prompt notice to Tenke of such event; and

(h) promptly after the exchange of securities pursuant to the Plan of Arrangement and, in all events within 30 days of the Effective Date, take all necessary steps to amalgamate Tenke with Lundin Mining or to amalgamate Tenke and a wholly-owned subsidiary of Lundin Mining.

Notice and Cure Provisions

Promptly after the date of the Business Combination Agreement and, if necessary, for a reasonable time after the closing date, Tenke and Lundin Mining have agreed to use all reasonable effort to cooperate with each other to obtain all consents, waivers, approvals and authorizations which may be necessary to effect the Arrangement.

Each of Tenke and Lundin Mining have agreed to promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity which may be reasonably required, or which the other party may reasonably request in connection with the consummation of the transactions contemplated by the Business Combination Agreement. Each of Tenke and Lundin Mining will use reasonable efforts to obtain promptly all such authorizations, approvals and consents.

Termination of the Business Combination Agreement/Payment of Break Fee

The Business Combination Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement Resolution by the Tenke Shareholders or of the Lundin Mining Resolution by the Lundin Shareholders or any other matters presented in connection with the Arrangement:

- by mutual written consent of Lundin Mining and Tenke.
- by Lundin Mining or Tenke if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other set forth in the Business Combination

Agreement, which breach has or is likely to result in the failure of the conditions set forth in the Business Combination Agreement, as the case may be, to be satisfied and in each case has not been cured within 10 Business Days following receipt by the breaching party of notice of such breach from the non-breaching party.

- by either Lundin Mining or Tenke if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the completion of the Arrangement shall have become final and non-appealable.

- by Lundin Mining if:

  (a) Tenke or the Tenke Board, or any committee thereof, withdraws or modifies in a manner adverse to Lundin Mining, its approval of the Business Combination Agreement or its recommendation that Tenke Shareholders vote in favour of the Arrangement Resolution or approves or recommends a Competing Proposal or resolves to do any of the foregoing; or

  (b) Tenke or any of its affiliates shall have entered into a transaction agreement to effect a Competing Proposal; or

  (c) the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order.

  If Lundin Mining terminates the Business Combination Agreement in the circumstances described in (a) or (b) above, Tenke is required to pay the Break Fee to Lundin Mining, unless the change in recommendation referred to in (a) is made as a consequence of a "corporate action" taken by Lundin Mining and Tenke so notifies Lundin Mining at the time of the change in recommendation. In such circumstances, no Break Fee is payable. The type of Lundin Mining corporate actions that would provide Tenke with the right to deliver a notice of termination are the entry by Lundin Mining into material transactions (e.g., acquisitions, incurrence of debt), changes in corporate startup and changes in accounting policies).

- by Tenke if:

  (a) Lundin Mining or the Lundin Board, or any committee thereof, withdraws its approval of the Business Combination Agreement or its recommendation that Lundin Shareholders vote in favour of the Lundin Resolution or resolve to do so; or

  (b) the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

- by Tenke if Tenke or any Tenke Group Member enters into a Tenke transaction agreement to effect a Competing Proposal in a manner permitted by the Business Combination Agreement, provided that Tenke concurrently pays Lundin Mining the Break Fee.

- by Tenke if: (i) Lundin Mining amends the terms of the offer to acquire all of the shares and warrants of Rio Narcea by increasing or changing the form of the consideration payable thereunder; and (ii) the Tenke Board determines, in good faith, that if the offer to acquire all of the shares and warrants of Rio Narcea is completed on such amended terms, completing the Arrangement will no longer be in the best interests of Tenke or is no longer fair, from a financial point of view, to the holders of Tenke Shares.

- by Tenke or Lundin Mining if the Lundin Resolution is not approved by the Lundin Shareholders at the Lundin Meeting provided that in the case of termination by Lundin Mining, Lundin Mining will be required to pay Tenke the sum of CDN$3 million to compensate Tenke for the termination of its rights under the Business Combination Agreement.

- by Lundin Mining if any of the Tenke Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the locked up Tenke Shareholders, such that it is clear that as a result of such breach or termination such locked up Tenke Shareholder will not vote all of its Tenke Shares in favour of the Arrangement Resolution.

- by Tenke if any of the Lundin Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the locked up Lundin Shareholders, such that it is clear that as a result of such breach or termination such locked up Lundin Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution.

- by Lundin Mining or Tenke if the Arrangement is not completed by the Termination Date provided that the party then seeking to terminate this Agreement is not then in default of any of its obligations hereunder.

- by Lundin Mining if Tenke has breached the provisions of the Business Combination Agreement prohibiting the solicitation of a Competing Proposal in a material manner. If the Business Combination Agreement is terminated for these reasons, Tenke will be required to pay the Break Fee to Lundin Mining.

Amendment and Termination of the Plan of Arrangement

The Plan of Arrangement may be amended, modified and/or supplemented as follows:

- Lundin Mining and Tenke may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is: (i) agreed to by each of Lundin Mining and Tenke pursuant to the Business Combination Agreement; (ii) filed with the Court and, if made following the Tenke Meeting, approved by the Court; and (iii) if so required by the Court, communicated to Tenke Shareholders in the manner required by the Court.

- Any amendment, modification or supplement to the Plan of Arrangement proposed by Lundin Mining or Tenke at any time prior to or at the applicable shareholders' meeting shall, with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the applicable meeting (other than as may be required under the Interim Order), become part of the Plan of Arrangement for all purposes.

- Any amendment, modification and/or supplement to the Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is agreed to by each of Lundin Mining and Tenke pursuant to the Business Combination Agreement; and (ii) if required by the Court, is consented to by Tenke Shareholders voting in the manner directed by the Court.

- Any amendment, modification and/or supplement to the Plan of Arrangement may be made by Lundin Mining and Tenke after the Effective Date without the approval of the holders of Lundin Shares or former holders of Tenke Shares provided that: (i) it is agreed to by the parties pursuant

to the Business Combination Agreement; and (ii) it concerns a matter which, in the reasonable opinion of Lundin Mining and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement and is not materially adverse to the financial or economic interests of the holders of Lundin Shares or the former holders of Tenke Shares.

At any time up until the time the Final Order is made, but subject to the Business Combination Agreement, Tenke and Lundin Mining may mutually determine not to proceed with the Plan of Arrangement or to terminate the Plan of Arrangement notwithstanding any prior approvals given at the Meeting or the Lundin Meeting.

The Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Business Combination Agreement in accordance with its terms.

CONDUCT OF MEETING AND OTHER APPROVALS

Court Approval of the Arrangement

In order for the Arrangement to be effected, the CBCA requires the Business Combination Agreement to be approved by a Special Resolution (the Arrangement Resolution) passed by the Tenke Shareholders. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Schedule "A" to this Information Circular. The Arrangement Resolution must be approved by a majority of at least two-thirds of the votes of those Tenke Shareholders who either are present at the Meeting in person or by proxy.

The Arrangement, under the CBCA, requires the approval of the Court.

On May 18, 2007, prior to mailing of the material in respect of the Meeting, Tenke obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a Notice of Application for the final order (the "**Final Order**") to approve the Arrangement. Attached are copies of the Interim Order as Schedule "C" and the notice of application (the "**Notice of Application**") for the Final Order as Schedule "C".

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Toronto time, on June 21, 2007, following the Meeting or as soon thereafter as counsel for Tenke may be heard, at the Courthouse, 330 University Avenue, 7th Floor, Toronto, Ontario subject to the approval of the Arrangement Resolution at the Meeting. ***Tenke Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Tenke Shareholders and creditors of Tenke who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the CBCA, Tenke has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to Lundin Shares and Suramina Shares to be issued pursuant to the Arrangement as described below under "Securities Laws Considerations - U.S. Securities Laws". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the

Final Order, that the terms and conditions of the exchanges of shares and stock options contemplated by the Arrangement are fair to those Tenke Shareholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Tenke Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Tenke at the address set out below, on or before 12:00 p.m., Toronto time, on June 19, 2007, a notice of his, her or its intention to appear ("**Appearance Notice**"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Tenke at the following address: Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Tenke Shareholders, final approval of the Court must be obtained for all of the transactions contemplated by the Arrangement in order for the Arrangement to be completed.

Tenke Shares and Lundin Shares currently trade on the TSX and acceptance of the Arrangement by the TSX is required. The TSX has conditionally approved the Arrangement subject to filing the usual documents upon completion of the Arrangement. In addition, Lundin Mining will apply to the AMEX to list the Lundin Shares to be issued in connection with the Arrangement and certain filings will be required to be made with the Swedish Stock Exchange with respect to Lundin Mining. Application will be made for listing of the Suramina Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained.

Tenke Shareholders should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. Tenke cannot provide any assurances that such approvals will be obtained.

Fees and Expenses

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby will be paid by the party incurring such expenses, subject to the provisions related to the Break Fee which may become payable to Lundin Mining by Tenke in certain circumstances and to the compensation that may become payable to Tenke by Lundin Mining in certain circumstances, in each case as described above under the "Business Combination Agreement".

RIGHTS OF DISSENTING SHAREHOLDERS

Tenke Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement require strict compliance with the applicable dissent procedures

As indicated in the Notice of the Meeting, any holder of Tenke Shares is entitled to be paid the fair value of his Tenke Shares in accordance with Section 190 of the CBCA if such Tenke Shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A Tenke Shareholder is not entitled to dissent with respect to such holder's Tenke Shares if such Tenke Shareholder votes any of those Tenke Shares in favour of the Arrangement Resolution.

The Plan of Arrangement provides that Tenke Shareholders who duly exercise Dissent Rights with respect to their Tenke Shares (the "**Dissenting Shares**") and who are ultimately entitled to be paid fair value for those Tenke Shares will be deemed to have transferred their Dissenting Shares which will have been redesignated as Tenke Class B Shares to Tenke immediately before the Effective Date in consideration of Tenke agreeing to be solely responsible for paying the fair value for the Dissenting Shares. If the dissenting Tenke Shareholders are not entitled, for any reason, to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Tenke Shareholder and will receive Lundin Shares and CDN$0.001 and Suramina Shares on the same basis as every other non-dissenting Tenke Shareholder. In no case, however, will Tenke be required to recognize such persons as holding Tenke Shares on or after the Effective Date.

If a Tenke Shareholder exercises the Dissent Rights, Lundin Mining and Suramina will on the Effective Date set aside a number of Lundin Shares and Suramina Shares, respectively, which are attributable under the Arrangement to the Tenke Shares for which Dissent Rights have been exercised. If the Dissenting Shareholder is ultimately not entitled to be paid for their Dissenting Shares which have been redesignated as Tenke Class B Shares in accordance with the Plan of Arrangement, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Tenke Shareholders and Lundin Mining and Suramina will distribute to such Tenke Shareholder, the Lundin Shares and CDN$0.001 and the Suramina Shares that the Tenke Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Tenke Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Tenke will pay the amount to be paid in respect of the Dissenting Shares and in consideration therefor, Tenke will be deemed to have acquired the Dissenting Shares.

Section 190 of the CBCA

A brief summary of the provisions of Sections 190 of the CBCA is set out below. The Business Combination Agreement also provides that each Registered Tenke Holder is entitled to dissent from the Arrangement and to be paid the fair value of the Tenke Shares held by such Registered Tenke Holder in respect of which such Registered Tenke Holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the "**Dissent Right**") provided that such Registered Tenke Holder complies with Section 190 of the CBCA (as modified by the Interim Order, the Final Order and the Business Combination Agreement) as if Section 190 (as so modified) were applicable to such Registered Tenke Holders. Registered Tenke Holders who exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tenke Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive Suramina Shares and Lundin Shares and cash in respect of their Tenke Shares on the basis of the Exchange Ratio. In no case shall Tenke, Lundin Mining or any other person be required to recognize a Dissenting Shareholder as a holder of Tenke Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Tenke Shares as at the Effective Time.

The following summary does not purport to provide comprehensive statements of the procedures to be followed in dissenting under the CBCA. However, the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all of a dissenter's rights. **Accordingly, a Tenke Shareholder who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of those sections and consult a legal adviser.**

Under Section 190 of the CBCA, a Dissenting Shareholder who seeks payment of the fair value of their Tenke Shares is required to send a written objection to the Arrangement Resolution to Tenke or its transfer agent at or prior to the Meeting. The address for such purposes is Suite 1100, 888 Dunsmuir

Street, Vancouver, British Columbia, V6C 3K4 Attention: Corporate Secretary. A vote against the Arrangement Resolution or withholding votes does not constitute a written objection. Within 10 days after the Arrangement Resolution is approved, Tenke must so notify the Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or if they do not receive such notice, within 20 days after they learn of the approval of the Arrangement Resolution) to send Tenke a written notice containing the Tenke Shareholder's name and address, the number of Tenke Shares in respect of which the Tenke Shareholder dissents and a demand for payment of the fair value of such Tenke Shares. Within 30 days after sending such written notice, the Dissenting Shareholder must send Tenke the appropriate share certificate or certificates. Once the Arrangement Resolution becomes effective, Tenke is required to determine the fair value of the Tenke Shares and to make a written offer to pay such amount to the Dissenting Shareholder. Tenke must, no later than seven days after the later of the day on which the Arrangement Resolution is effective, or the day Tenke received the notice from the Dissenting Shareholder described above, send to each such Dissenting Shareholder a written offer to pay for their Tenke Shares in an amount considered by the directors of Tenke to be the share value, accompanied by a statement showing how the fair value was determined or, if payment to a Dissenting Shareholder would render Tenke insolvent, a notification that Tenke is unable lawfully to pay Dissenting Shareholders for their Tenke Shares. Where payment is to be made, Tenke must pay for the Tenke Shares of a Dissenting Shareholder within ten days of acceptance by the Dissenting Shareholder of an offer made by Tenke, but any such offer lapses if Tenke does not receive an acceptance within 30 days after the offer has been made. Where Tenke fails to make an offer, or if a Dissenting Shareholder fails to accept an offer, Tenke may, within 50 days after the Arrangement Resolution becomes effective, or such further period as the Court may allow, apply to the Court to fix the fair value of such Tenke Shares. There is no obligation on Tenke to apply to the Court. If Tenke fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days, or such further period as the Court may allow. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court.

The fair value of the Tenke Shares as determined for such purpose by a court, will not necessarily be the same as and could vary significantly from the market value of the Tenke Shares as determined by trading on the TSX. Reference is made to the following recent cases for further information concerning fair value in the context of Dissent Rights: *Re Brant Investments Ltd. and Keep-Rite Inc.* (1987), 60 O.R. (2d) 737 (H.C.J.); aff'd (1991), 3 O.R. (3d) 289 (C.A.); *New Quebec Raglan Mines Ltd. v. Blok-Andersen* (1993), 9 B.L.R. (2d) 93 (Ont. Gen. Div.), rev'd as to costs June 2, 1997 (C.A.); *Smeenk v. Dexleigh Corp.* (1990), 74 O.R. (2d) 385, aff'd. (1993), 15 O.R. (3d) 608 (C.A.); *Silber et. al. v. BGR Precious Metals Inc.* (1998), 41 O.R. (3d) 147, aff'd (2000), 46 O.R. (3d) 255 (C.A.).

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his Tenke Shares. Section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Tenke Shareholder who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA and consult their legal advisor.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Because the tax consequences of the Arrangement may vary depending upon the particular circumstances of each Tenke Shareholder and other factors, Tenke Shareholders are urged to consult with their own tax advisers to determine the particular tax consequences to them of the Arrangement.

In the opinion of Thorsteinssons LLP, Canadian tax counsel to Tenke, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a beneficial owner of Tenke Shares who, for the purposes of the *Income Tax Act* (Canada) (the "**ITA**"): (i) holds Tenke Shares, and will hold Lundin Shares and Suramina Shares acquired pursuant to the Arrangement, as capital property; (ii) deals at arm's length with Tenke, Lundin Mining, and Suramina; and (iii) is not affiliated with Tenke, Lundin Mining, or Suramina (a "**Holder**"). This summary also describes certain Canadian federal income tax considerations to a holder of Tenke Stock Options who received their Tenke Stock Options in respect of, in the course of or by virtue of their employment with Tenke or a corporation which did not deal at arm's length with Tenke for the purposes of the ITA (an "**Optionholder**").

Generally, Tenke Shares, Lundin Shares and Suramina Shares will be considered to be capital property to a Holder unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain Holders who are resident in Canada and who might not otherwise be considered to own such shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the ITA. Any Holder contemplating making a subsection 39(4) election should consult their tax adviser for advice as to whether the election is available or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the ITA; or (ii) who has acquired Tenke Shares upon the exercise of an employee stock option.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "**Regulations**") and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "**CRA**"). This summary also takes into account all specific proposals to amend the ITA and the Regulations (the "**Proposed Amendments**") announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Holder or Optionholder. Accordingly, Holders and Optionholders should consult their own tax advisers for advice as to the income tax consequences to them of the Arrangement having regard to their own particular circumstances.

Shareholders Resident in Canada

The following portion of the summary is applicable to a Holder who is resident, or is deemed to be resident, in Canada for purposes of the ITA (a "**Resident Holder**").

Exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares

Tenke has informed counsel that the aggregate fair market value of the Suramina Shares when they are distributed on the exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares is expected to be substantially lower than the aggregate paid-up capital (computed for the purposes of the ITA) of the Tenke Class B Shares (the redesignated Tenke Shares) immediately before the distribution of Suramina Shares. Accordingly, Tenke is not expected to be deemed to have paid a dividend as a result of the distribution of Suramina Shares. If, contrary to the foregoing, the aggregate fair market value of the Suramina Shares at the time of distribution were to exceed the aggregate paid-up capital of the Tenke Class B Shares (other than Tenke Class B Shares which are disposed of in consideration for a cash payment as a consequence of the exercise of Dissent Rights) immediately before the distribution, Tenke would be deemed to have paid a dividend on such Tenke Class B Shares equal to the amount of the excess, and each Resident Holder receiving Suramina Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Tenke Class B Shares held.

Assuming that the aggregate fair market value of the Suramina Shares at the time of distribution does not exceed the aggregate paid-up capital of Tenke Class B Shares (other than Tenke Class B Shares which are disposed of consequent to the exercise of Dissent Rights) immediately before the distribution, a Resident Holder whose Tenke Class B Shares are exchanged for Tenke Class A Shares and Suramina Shares will be considered to have disposed of the Tenke Class B Shares for proceeds of disposition equal to the greater of the Resident Holder's adjusted cost base of the Tenke Class B Shares immediately before the exchange (which will equal the Resident Holder's adjusted cost base of the Tenke Shares immediately before their redesignation) and the fair market value of those Suramina Shares at the time of their distribution. Consequently, the Resident Holder will realize a capital gain to the extent that the fair market value of those Suramina Shares at the time of distribution exceeds the adjusted cost base of the Resident Holder's Tenke Class B Shares at that time.

If, contrary to Tenke's expectations, the aggregate fair market value of the Suramina Shares at the time of their distribution were to exceed the aggregate paid-up capital of the Tenke Class B Shares (other than Tenke Class B Shares which are disposed of consequent to the exercise of Dissent Rights) immediately before the distribution, the proceeds of disposition of the Resident Holder's Tenke Class B Shares would be reduced by the amount of the deemed dividend that the Resident Holder is deemed to have received (as discussed above). See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the ITA.

The cost to a Resident Holder of Suramina Shares acquired on the exchange will be equal to the fair market value of the Suramina Shares at the time of the exchange. The cost to a Resident Holder of Tenke Class A Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Holder's Tenke Class B Shares immediately before the exchange exceeds the fair market value of the Suramina Shares received on the exchange (measured at the time of the exchange).

Exchange of Tenke Class A Shares for Lundin Shares and Cash – No Section 85 Election

A Resident Holder whose Tenke Class A Shares are exchanged for cash and Lundin Shares pursuant to the Arrangement, and who does not make a valid election (a "**Section 85 Election**") jointly with Lundin Mining with respect to the exchange, will be considered to have disposed of those Tenke Class A Shares for proceeds of disposition equal to the aggregate of the cash so received and the fair market value, as at the time of the exchange, of the Lundin Shares so acquired by the Resident Holder. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder's Tenke Class A Shares immediately before the exchange. See "Taxation of Capital

Gains and Losses'' below for a general discussion of the treatment of capital gains and losses under the ITA.

The cost to the Resident Holder of the Lundin Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Holder separately owns other Lundin Shares at that time, the adjusted cost base of all Lundin Shares owned by the Resident Holder immediately after the exchange will be determined by averaging the cost of the Lundin Shares acquired on the exchange with the adjusted cost base of those other Lundin Shares.

Exchange of Tenke Class A Shares for Lundin Shares and Cash – Section 85 Election

A Resident Holder whose Tenke Class A Shares are exchanged for cash and Lundin Shares pursuant to the Arrangement and who is an Eligible Holder may make a Section 85 Election jointly with Lundin Mining pursuant to Section 85 of the ITA and thereby obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes, depending on the Elected Amount (as defined below) and the adjusted cost base of the Eligible Holder's Tenke Class A Shares at the time of the exchange. The Eligible Holder will be required to designate an amount (the "**Elected Amount**") in the Section 85 Election that will be deemed to be the proceeds of disposition of the holder's Tenke Class A Shares. So long as the Resident Holder's adjusted cost base of the Tenke Class A Shares equals or exceeds the amount of cash received by the Resident Holder on the exchange, the electing Resident Holder may select an Elected Amount so as to avoid the realization of a capital gain for the purposes of the ITA on the exchange.

In general, the Elected Amount may not be

(a) less than the amount of cash received by the Eligible Holder on the exchange,

(b) less than the lesser of the adjusted cost base and fair market value of the Eligible Holder's Tenke Class A Shares determined immediately before the exchange, nor

(c) greater than the fair market value of the Tenke Class A Shares at the time of the exchange.

The tax treatment to an Eligible Holder who makes a valid Section 85 Election jointly with Lundin Mining generally will be as follows:

(a) the Eligible Holder will be deemed to have disposed of the holder's Tenke Class A Shares for proceeds of disposition equal to the Elected Amount;

(b) the Eligible Holder will not realize any capital gain or loss if the Elected Amount equals the aggregate of the adjusted cost base of the Eligible Holder's Tenke Class A Shares determined immediately before the exchange and any reasonable costs of disposition;

(c) the Eligible Holder will realize a capital gain (or capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Eligible Holder's Tenke Class A Shares and any reasonable costs of disposition; and

(d) the aggregate cost to the Eligible Holder of the Lundin Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder and, if the holder separately owns other Lundin Shares at that time, will be averaged with the adjusted cost base of those other Lundin Shares.

An Eligible Holder who wishes to make a Section 85 Election must complete the appropriate federal election form (Form T2057 or, in the event that the Tenke Class A Shares are held by a partnership, Form T2058) and, where necessary, separate provincial election forms. The Eligible Holder must deliver two copies of the necessary federal election form (and applicable provincial forms) to PricewaterhouseCoopers LLP within 90 days following the Effective Date, duly completed with the details of the number of Tenke Class A Shares transferred and the applicable Elected Amount for the purposes of such elections (address: Lundin Election Process, c/o PricewaterhouseCoopers LLP, 250 Howe Street, Suite 200, Vancouver, BC V6C 3S7). Additional information on how to make the joint election(s) and where to deliver the forms will be provided on Tenke's and Lundin's websites following the Effective Date.

Subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), one copy of the election form will be returned to the Eligible Holder at the address indicated on the election form, signed by Lundin Mining or its successor, for filing by the Eligible Holder with the CRA (or applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by Lundin Mining or its successor on or before the 90th day after the Effective Date will not be able to benefit from the Section 85 rollover provisions of the ITA (or corresponding provisions of applicable provincial tax legislation). At its sole discretion, Lundin Mining or its successor may accept and execute a Section 85 Election that is not received within the 90-day period; however, no assurance can be given that Lundin Mining or its successor will do so. Accordingly, all Eligible Holders who wish to make a joint election with Lundin Mining or its successor should give their immediate attention to this matter.

Where Tenke Class A Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file one copy of Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under Section 85, and their addresses and social insurance or business numbers. Where the Tenke Class A Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership. Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form. Eligible Holders should consult their own tax advisors to determine which filing requirements, if any, there are under applicable provincial legislation.

Compliance with the requirements to ensure a valid election is filed under Section 85 of the ITA, including selection of the appropriate Elected Amount, will be the sole responsibility of the electing Eligible Holder, and such Eligible Holder will be solely responsible for the payment of any late filing penalties. In order for a Eligible Holder to benefit from the Section 85 rollover provision of the ITA and avoid late filing penalties, a completed election form must be filed by the Eligible Holder with the CRA on or before the earliest day by which either Lundin Mining or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Lundin Mining or its successor agrees only to add the required information regarding Lundin Mining to any properly completed election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form(s) by the 90th day after the receipt thereof. Eligible Holders should make themselves aware of the CRA filing deadline which may apply to them with respect to the filing of a completed election form and ensure that materials are supplied to Lundin Mining at least 90 days in advance of the CRA deadline for the filing of a completed election form that may be applicable to any Eligible Holder. None of Lundin Mining or its successor, Tenke or the Depositary will be responsible for or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to

properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the ITA (or corresponding provisions of any applicable provincial tax legislation). For greater certainty, the execution of an election by Lundin Mining or its successor will not constitute confirmation by Lundin Mining or its successor that any such election has been properly completed.

Eligible Holders should consult their own advisors as soon as possible to determine the filing deadline applicable in their circumstances. Regardless of such deadline, Lundin Mining or its successor must receive an Eligible Holder's tax election forms no later than the 90th day after the Effective Date. As Lundin Mining or its successor has agreed to execute and return the election form to the Eligible Holder within 90 days of its receipt by Lundin Mining or its successor, some Eligible Holders may have to forward their tax election forms to Lundin Mining or its successor earlier than the 90th day after the Effective Date to avoid late filing penalties.

Eligible Holders are referred to Information Circular 76-1 9R3 and Interpretation Bulletin IT-29 1 R3 issued by the CRA for further information respecting the election (available on the CRA's website at www.cra-arc.gc.ca or from any CRA office).

Eligible Holders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only, and are limited to the Canadian federal income tax elections filed pursuant to Section 85 of the ITA. Eligible Holders are advised that the law in this area is complex and contains numerous technical requirements that must be complied with in order to make a valid election, and that any provincial tax filing requirements may differ markedly from the Canadian federal income tax filing requirements described herein.

Dividends on Lundin Shares and Suramina Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Lundin Shares or Suramina Shares will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends which Lundin Mining or Suramina, as the case may be, designates as "eligible dividends" will be grossed up by 45% and the dividend tax credit will be 11/18 of the gross-up amount. Dividends which are not designated as "eligible dividends" will be grossed up by 25% and the dividend tax credit will be 2/3 of the gross-up amount.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Lundin Shares or Suramina Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A "private corporation" or a "subject corporation" (as defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on Lundin Shares or Suramina Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Disposition of Lundin Shares and Suramina Shares

The disposition or deemed disposition of Lundin Shares or Suramina Shares by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "Taxation of Capital Gains and Losses" below for a general description of the treatment of capital gains and losses under the ITA.

Taxation of Capital Gains and Losses

One-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year will be included in the holder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the ITA.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the ITA. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

Dissenting Shareholders

A Resident Holder who, consequent upon the exercise of Dissent Rights, disposes of Tenke Class B Shares in consideration for a cash payment from Tenke will be deemed to have received a dividend from Tenke equal to the amount by which the payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purposes of the ITA) of the Resident Holder's Tenke Class B Shares. The balance of the payment (equal to the paid-up capital of the Resident Holder's Tenke Class B Shares) will be treated as proceeds of disposition. The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder's Tenke Class B Shares. In certain circumstances, the full payment received by a dissenting Resident Holder that is a corporation resident in Canada may be treated under the ITA as proceeds of disposition.

A capital gain or capital loss realized by a dissenting Resident Holder, and any deemed dividend received by the dissenting Resident Holder, will be treated in the same manner as described above under the headings "Taxation of Capital Gains and Losses" and "Dividends on Lundin Shares and Suramina Shares".

Interest awarded by a court to a dissenting Resident Holder will be included in the holder's income for purposes of the ITA.

Alternative Minimum Tax on Individuals

A Resident Holder who is an individual (including certain trusts and estates) is subject to alternative minimum tax under the ITA. This tax is computed by reference to adjusted taxable income. Eighty per cent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 $^{2}/_{3}$% on certain investment income, including amounts in

respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Eligibility for Investment

The Tenke Class B Shares and the Tenke Class A Shares will, while held by Holders pursuant to the Arrangement, be a qualified investment under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans ("**Registered Plans**") provided that, during that time, such shares are listed on a prescribed stock exchange (which includes the TSX) or Tenke is a "public corporation" as defined in the ITA. It is expected that the Tenke Class B Shares and the Tenke Class A Shares will be listed on the TSX at the time of their redesignation and issuance, as the case may be.

The Suramina Shares and the Lundin Shares will be a qualified investment under the ITA for Registered Plans at a particular time provided that, at that time, the shares are listed on a prescribed stock exchange or Suramina or Lundin Mining, as the case may be, is a "public corporation" as defined in the ITA. If the Suramina Shares are not listed on a prescribed stock exchange at the time they are issued pursuant to the Arrangement, but they become listed on a prescribed stock exchange in Canada before the due date for Suramina's first income tax return and Suramina makes the appropriate election in that return, the shares will be considered to be a qualified investment for Registered Plans from the date of issuance.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Holder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the ITA; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Tenke Shares, Lundin Shares or Suramina Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Receipt of Suramina Shares

The earlier discussion of the deemed dividend potentially resulting from the distribution of Suramina Shares under "Shareholders Resident in Canada - Exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares" also applies to a Non-Resident Holder. As noted in the above discussion, Tenke is not expected to be deemed to have paid a dividend as a result of the distribution of the Suramina Shares. In the event that Tenke were deemed to have paid a dividend, the portion of the dividend deemed to have been received by a Non-Resident Holder would be subject to withholding tax under the ITA. See "Dividends on Lundin Shares and Suramina Shares" below for a general discussion of withholding tax on dividends.

Share Exchanges and Subsequent Dispositions of Shares

A Non-Resident Holder who participates in the Arrangement will not be subject to tax under the ITA on any capital gain realized on the exchange of Tenke Class B Shares (the redesignated Tenke Shares) for Tenke Class A Shares and Suramina Shares, or on the exchange of Tenke Class A Shares for Lundin Shares, provided that the shares disposed of do not constitute taxable Canadian property of the Non-Resident Holder at the time of the respective exchanges or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Similarly, any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Lundin Shares or Suramina Shares acquired pursuant to the Arrangement will not be subject to tax under the ITA provided that the shares do not constitute taxable Canadian property of the Non-Resident Holder at the time of disposition or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Generally, a share of a corporation owned by a Non-Resident Holder will not be taxable Canadian property of the holder at a particular time provided that: (i) the share is listed on a prescribed stock exchange (which includes the TSX) at that time; (ii) neither the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, nor the Non-Resident Holder together with all such persons has owned 25% or more of the shares of any class or series of the corporation within the previous five years; and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Holder. It is expected that the Tenke Class A Shares and the Tenke Class B Shares will be listed on the TSX at the time such shares are exchanged pursuant to the Arrangement.

In the case of a Non-Resident Holder that is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (the "**U.S. Treaty**"), any gain realized by the Non-Resident Holder on a disposition of Tenke Class B Shares, Tenke Class A Shares, Lundin Shares or Suramina Shares that would otherwise be subject to tax under the ITA will be exempt from tax pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada.

In the case of a Tenke Class B Share and Tenke Class A Shares owned by an Eligible Non-Resident, the tax consequences discussed above for a like Resident Holder under "Exchange of Tenke Class B Shares for Tenke Class A Shares and Suramina Shares", "Exchange of Tenke Class A Shares for Lundin Shares and Cash – No Section 85 Election" and "Exchange of Tenke Class A Shares for Lundin Shares and Cash – Section 85 Election", as applicable, and under "Taxation of Capital Gains and Losses", will generally apply. Similarly in the event that a Lundin Share or Suramina Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition of the share is not exempt from tax under the ITA pursuant to an applicable income tax treaty, then the tax consequences discussed above for a like Resident Holder under "Dispositions of Lundin Shares and Suramina Shares" and "Taxation of Capital Gains and Losses" will generally apply. Any Lundin Shares which are acquired as part of the Arrangement by an Eligible Non-Resident on an exchange which is subject to a Section 85 Election jointly made with Lundin Mining will be deemed to taxable Canadian property of such holder for the purposes of the ITA.

Reporting and withholding obligations apply under section 116 of the ITA when a person who is not resident in Canada for purposes of the ITA disposes of taxable Canadian property, other than excluded property. Excluded property includes shares of a class of shares of a corporation if the class of shares is listed on a prescribed stock exchange. As noted above, it is expected that the Tenke Class A Shares and the Tenke Class B Shares will be listed on the TSX at the time such shares are exchanged pursuant to the Arrangement. In that case, the reporting and withholding obligations will not apply with respect to the exchange of a Non-Resident Holder's Tenke Class B Shares or Tenke Class A Shares that are taxable Canadian property.

Dividends on Lundin Shares and Suramina Shares

Dividends paid, deemed to be paid, or credited on Lundin Shares or Suramina Shares to a Non-Resident Holder will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of dividends who is a resident of the United

States for purposes of the U.S. Treaty, the rate of withholding tax on dividends will be reduced to 15%. If the beneficial owner is a company that is a resident of the United States for the purposes of the U.S. Treaty and that owns at least 10% of the voting shares of Lundin Mining or Suramina, as the case may be, the applicable rate of withholding tax on dividends will be 5%.

Dissenting Shareholders

A Non-Resident Holder who, consequent upon the exercise of Dissent Rights, disposes of Tenke Class B Shares (the redesignated Tenke Shares) to Tenke in consideration for a cash payment from Tenke, will be deemed to receive a dividend from Tenke and to realize a capital gain or loss in the same manner as discussed above under "Shareholders Resident in Canada - Dissenting Shareholders". A deemed dividend will be subject to withholding tax as described above under "Shareholders Not Resident in Canada – Dividends on Lundin Shares and Suramina Shares". The same general considerations apply as discussed above under "Shareholders Not Resident in Canada - Share Exchanges and Subsequent Dispositions of Shares" in determining whether a capital gain will be subject to tax under the ITA.

Interest received by a Non-Resident Shareholder consequent upon the exercise of the Dissent Rights will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of interest who is a resident of the United States for purposes of the U.S. Treaty, the rate of withholding tax on interest will be reduced to 10%.

Tenke Stock Options

An Optionholder who is resident, or is deemed to be resident, in Canada for the purposes of the ITA and who received Tenke Stock Options in respect of, in the course of or by virtue of their employment with Tenke, or a corporation which does not deal at arm's length with Tenke, and only receives Lundin New Options on the Arrangement in exchange for their Tenke Stock Options, may be deemed to receive an employment benefit as a result of that exchange if the total fair market value of the Lundin Shares (measured immediately after the exchange) which can be acquired by the Optionholder on exercise of the Lundin New Options exceeds the total exercise price payable by the Optionholder under the Lundin New Options (the "**Lundin Option In-The-Money Amount**") by more than the amount by which the fair market value of the Tenke Shares (measured immediately before the exchange) which can be acquired by the Optionholder on exercise of the Tenke Stock Options exceeds the total exercise price payable by the Optionholder under the Tenke Stock Options (the "**Tenke Option In-The-Money Amount**"). In those circumstances, the difference between the fair market value of the Lundin New Options and the amount paid to acquire Tenke Stock Options would be included in employment income of the particular Optionholder for the year in which the exchange occurs. If the Tenke Option In-The-Money Amount and the Lundin Option In-The-Money Amount are equivalent, as is intended to be the case pursuant to the Arrangement, the Lundin New Options received on the Arrangement will be deemed to be the same as and a continuation of the Tenke Stock Options for the purposes of the ITA and no employment benefit will arise as a result of the exchange. Optionholders who did not receive their Tenke Stock Options in respect of, in the course of, or by virtue of their employment with Tenke, or a corporation which does not deal at arm's length with Tenke, should consult their own tax advisors as to the consequences of the Arrangement in their circumstances.

An Optionholder who is not resident in Canada for the purposes of the ITA should consult their own tax advisors for advice having regard to their own particular circumstances.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with requirements imposed by the Internal Revenue Service under Circular 230, we inform you that (i) any discussion of U.S. federal income tax issues contained in this Information Circular (including any attachments), unless otherwise specifically stated, was not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the U.S. Internal Revenue Code, (ii) such discussion was written to support the promotion or marketing of the Arrangement or matters addressed by this Information Circular and (iii) each U.S. Holder should seek advice based upon its particular circumstances from an independent tax advisor.

Scope of This Disclosure

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the distribution of Suramina Shares in the manner described below (the "**Distribution**"), the exchange of Tenke Shares for Lundin Shares and CDN$0.001 per Tenke Share in the manner described below (the "**Exchange**") and the consequent ownership and disposition of Suramina Shares and Lundin Shares that are generally applicable to U.S. Holders (as defined below) of Tenke Shares that hold their Tenke Shares (and will hold Suramina Shares following the Distribution and Lundin Shares following the Exchange) as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "**Code**"). For purposes of this summary, a U.S. Holder is: (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons who may have acquired their Tenke Shares (or who will acquire Suramina Shares or Lundin Shares) through the exercise of employee stock options or otherwise as compensation) and U.S. Holders of Tenke Shares who will own, immediately after the Exchange, Lundin Shares representing five percent or more of the total voting power or total value of all of the outstanding shares of Lundin Mining. This summary also does not address the tax treatment of U.S. Holders that hold their Tenke Shares (or will hold Suramina Shares or Lundin Shares) through a partnership or other pass-through entity, and persons subject to the alternative minimum tax. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Tenke has not requested any ruling from the Internal Revenue Service ("**IRS**") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

Each U.S. Holder is urged to consult with its tax advisor regarding the tax consequences of the Distribution, the Exchange and the consequent ownership and disposition of Suramina Shares and Lundin Shares, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Arrangement

For U.S. federal income tax purposes, the Arrangement consists of two interdependent transactions, namely the Distribution and the Exchange. The Distribution consists of the series of transactions undertaken pursuant to the Arrangement involving: (i) the redesignation of the Tenke Shares as Tenke Class B Shares; (ii) the creation of the Tenke Class A Shares; (iii) the transfer of the South American Assets and US$5 million in cash to Suramina in exchange for Suramina Shares; (iv) the exchange of the Tenke Class B Shares, other than those held by Dissenting Shareholders, for Tenke Class A Shares and Suramina Shares; and (v) the cancellation of the Tenke Class B Shares. This summary assumes that the Distribution will be treated, for U.S. federal income tax purposes, as if Tenke transferred the South American Assets and US$5 million in cash to Suramina in exchange for the Suramina Shares, and then distributed the Suramina Shares to the Tenke Shareholders. Because the Distribution will be effected under the applicable provisions of Canadian law that are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner set forth in the paragraph above, the Distribution may or may not qualify as a reorganization within the meaning of Section 368(a)(l)(D) of the Code and, with respect to U.S. Holders, a distribution within the meaning of Section 355(a) of the Code. The Distribution qualifying under Section 368(a)(l)(D) and Section 355(a) of the Code is referred to in this discussion as a "**D Reorganization**". In order for the Distribution to qualify as a D Reorganization, among other things, Suramina would have to have been engaged in an "active trade or business" as such term is defined in Section 355 of the Code that has been actively conducted for at least five years immediately prior to the Distribution. It is unclear whether Suramina would satisfy this requirement as well as the other requirements imposed by Section 355 of the Code. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained and none will be requested.

The Exchange pursuant to the Arrangement may or may not qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code (an "**A Reorganization**"). The characterization of the Exchange as an A Reorganization depends on the application of the "step transaction doctrine" to the two interdependent transactions comprising the reorganization, namely (i) the Exchange and (ii) the amalgamation of Tenke and Lundin Mining (or a wholly-owned entity of Lundin Mining that is a disregarded entity for U.S. federal income tax purposes) within 30 days of the Effective Date. Although Lundin Mining has covenanted and agreed in the Business Combination Agreement to take all necessary steps to amalgamate Tenke with Lundin Mining (or a wholly-owned entity of Lundin Mining that is a disregarded entity for U.S. federal income tax purposes), the Exchange will have been completed before the amalgamation occurs, and however likely, there is no certainty that such amalgamation will occur in a timely fashion. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Exchange have been obtained, and none will be requested.

If the Distribution Qualifies as a D Reorganization and the Exchange Qualifies as an A Reorganization

Distribution

If the Distribution qualifies as a D Reorganization, subject to the passive foreign investment company ("**PFIC**") rules discussed below, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders of Tenke Shares:

- a U.S. Holder who receives Suramina Shares in the Distribution would not recognize any gain or loss as a result of the Distribution;
- the aggregate basis of Tenke Shares held by the U.S. Holder would be allocated among such U.S. Holder's Tenke Shares and Suramina Shares in proportion to their relative fair market values; and
- the holding period in the Suramina Shares received by the U.S. Holder in the Distribution would include the holding period of the Tenke Shares.

Exchange

If the Exchange qualifies as an A Reorganization, subject to the PFIC rules discussed below, the Exchange will result in the following U.S. federal income tax consequences to U.S. Holders of Tenke Shares:

- a U.S. Holder of Tenke Shares who receives Lundin Shares and cash in the Exchange will not recognize any gain or loss as a result of the Exchange, except to the extent of the lesser of the gain realized or the cash received in the Exchange (other than a gain or loss recognized on the receipt of cash in lieu of fractional shares of Lundin Mining, as described below);
- the aggregate basis of the Lundin Shares received by a U.S. Holder in the Exchange (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate basis of the Tenke Shares exchanged therefor;
- the holding period of the Lundin Shares received by a U.S. Holder will include the holding period of the Tenke Shares exchanged therefor; and
- cash received by a U.S. Holder instead of a fractional share interest in Lundin Shares will be treated as received in redemption of that fractional share interest, and a U.S. Holder should generally recognize gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of Tenke Shares allocable to that fractional share interest. This gain or loss should be long-term capital gain or loss if the holding period for the Tenke Shares (as determined above) is greater than one year at the time of the Exchange.

Generally, the determination of whether the gain recognized in the Exchange, as determined in the first bullet point above, will be treated as capital gain or dividend income will depend on whether and to what extent the exchange reduces the U.S. Holder's deemed percentage stock ownership interest in Tenke. For purposes of this determination, a U.S. Holder will be treated as if such holder first exchanged all of the holder's Tenke Shares solely for Lundin Shares and then Lundin Mining immediately redeemed a portion of the Lundin Shares in exchange for the cash and "other property" actually received. The IRS has ruled

that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to the corporate affairs would receive capital gain rather than dividend treatment.

If the Distribution Does Not Qualify as a D Reorganization and the Exchange Qualifies as an A Reorganization

Subject to the PFIC rules discussed below, if the Distribution does not qualify as a D Reorganization, for U.S. federal income tax purposes, the fair market value of the Suramina Shares received by U.S. Holders in the Distribution most likely would be considered "other property" for purposes of the Exchange otherwise qualifying as an A Reorganization. Accordingly, the U.S. federal income tax consequences to U.S. Holders would be the same as in "If the Distribution Qualifies as a D Reorganization and the Exchange Qualifies as an A Reorganization—Exchange" above, except that, with respect to the first bullet point, a U.S. Holder will not recognize any gain or loss as a result of the Exchange, except to the extent of the lesser of (i) the gain realized or (ii) the cash received in the Exchange (other than a gain or loss recognized on the receipt of cash in lieu of fractional shares of Lundin Mining, as described above) and the fair market value of the Suramina Shares received.

If the Exchange Does Not Qualify as an A Reorganization

If the Exchange does not qualify as an A Reorganization, the Distribution will not qualify as a D Reorganization because the historic shareholders of Tenke will not maintain sufficient "continuity of interest" in both Tenke and Suramina following the Exchange. Assuming the Distribution and Exchange are two interdependent steps pursuant an integrated plan for U.S. federal income tax purposes, the Distribution and Exchange would be treated as if the U.S. Holder exchanged Tenke Shares for Suramina Shares, Lundin Shares and cash.

Subject to the PFIC rules discussed below, if the Exchange fails to qualify as an A Reorganization, the Distribution and Exchange will result in the following U.S. federal income tax consequences to U.S. Holders:

- a U.S. Holder of Tenke Shares would recognize a gain or loss equal to the difference between: (i) the fair market value of the Suramina Shares, Lundin Shares and cash received by such U.S. Holder in the Distribution and Exchange; and (ii) the adjusted tax basis of such U.S. Holder in such Tenke Shares exchanged therefor;

- the aggregate basis of Suramina Shares and Lundin Shares received by a U.S. Holder in the Distribution and Exchange would be equal to the aggregate fair market value of the Suramina Shares and Lundin Shares at the time of receipt; and

- the holding period of Suramina Shares and Lundin Shares received by a U.S. Holder in the Exchange would begin on the day after the Exchange.

Such gain or loss recognized in the Distribution and Exchange generally will be capital gain or loss and will be long-term capital gains or losses if the U.S. Holder's holding period for such Tenke Shares is more than one year at the time of the Distribution and Exchange. Preferential tax rates for long-term capital gains are generally applicable to a non-corporate U.S. Holder, including an individual. Deductions for capital losses are subject to significant limitations. Such gain or loss will be U.S. source income for U.S. foreign tax credit purposes.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code generally defines a PFIC as a foreign corporation that, for any taxable year, either: (i) 75% or more of its gross income is "passive income"; or (ii) 50% or more of the fair market value, determined on the basis of a quarterly average, of its assets produce or are held for the production of "passive income." For this purpose, the term "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of the foreign corporation's commodities are (i) inventory property or property held for sale to customers in the ordinary course of its business; (ii) property used in the foreign corporation's trade or business and which would be subject to allowances for depreciation; or (iii) supplies of a type regularly used or consumed by the foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it: (i) held a proportionate share of the assets of such other corporation; and (ii) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of shares possessing more than 50% of the total voting power of all classes of shares entitled to vote or of the total value of shares of a corporation.

PFIC Status of Tenke, Suramina and Lundin Mining

Tenke believes that it was a PFIC for its most recent taxable year ending on or prior to the date of the Distribution and Exchange, and based on the composition of Tenke's projected income and valuation of its assets for its current taxable year that includes the day after the Distribution and Exchange, Tenke believes that it will likely be a PFIC for its current taxable year.

Based on the composition of Suramina's projected income and valuation of its assets for its current taxable year that includes the day after the Distribution and Exchange, Suramina believes that it will likely be a PFIC for its current taxable year.

Lundin Mining believes that it was not a PFIC for its most recent taxable year ending on or prior to the date of the Distribution and Exchange, and based on the composition of Lundin Mining's projected income and valuation of its assets for its current taxable year that includes the day after the Distribution and Exchange, Lundin Mining believes that it will not be a PFIC for its current taxable year (taking into account the assets and income of Tenke received in the Exchange).

There can be no assurances of the PFIC status of Tenke, Suramina and Lundin Mining. The PFIC determination is a factual determination that is made annually and may be subject to change.

Impact of PFIC Rules on Certain U.S. Holders

The impact on the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a mark-to-market under Section 1296 of the Code (a "**Mark-to-Market Election**"). For purposes of this discussion, a U.S. Holder of a PFIC who made a Mark-to-Market Election is referred to as a "**Mark-to-Market Shareholder**".

If the Distribution Qualifies as a D Reorganization and the Exchange Qualifies as an A Reorganization

If the Distribution otherwise qualifies as a D Reorganization and the Exchange otherwise qualifies as an A Reorganization, Section 1291(f) of the Code provides that nonrecognition transfers of stock in a PFIC, such as the Distribution and Exchange, result in gain recognition for purposes of the excess distribution rules under Section 1291 unless an exception otherwise applies. For purposes of the PFIC rules, if the Distribution qualifies as a D Reorganization, a U.S. Holder would generally be treated as disposing of all of its Tenke Shares in exchange for Tenke Shares and Suramina Shares.

Under proposed Treasury Regulations (the "**Proposed Treasury Regulations**"), a U.S. Holder does not recognize gain where the U.S. Holder transfers shares in a PFIC so long as such holder receives in exchange stock of the same or another corporation that is a PFIC for its taxable year that includes the day after the transfer. However, a U.S. Holder does recognize gain (but not loss) where the U.S. Holder transfers shares in a PFIC and receives in exchange shares of another corporation that is not a PFIC for its taxable year that includes the day after the transfer.

As discussed above, Tenke and Suramina believe that they will be PFICs for their taxable years that include the day after the Distribution and Exchange. Lundin Mining believes that it will not be a PFIC for its taxable year that includes the day after the Distribution and Exchange.

The Proposed Treasury Regulations do not specifically address the U.S. federal income tax treatment of a transaction in which a reorganization that qualifies under Section 368(a)(1)(D) of the Code and Section 355(a) of the Code, combined with a reorganization under Section 368(a) of the Code, is part of an integrated plan for U.S. federal income tax purposes. In light of the principles of the Proposed Treasury Regulations, a U.S. Holder may not recognize gain on the Distribution, but may recognize gain (but not loss) on the Exchange. The amount of any such gain recognized by a U.S. Holder on the Exchange would be equal to the difference between: (i) the amount of cash and the fair market value of Lundin Shares received by such holder pursuant to the Exchange; and (ii) the adjusted tax basis of such holder in the Tenke Shares effectively exchanged therefor. Such gain generally would be allocated pro rata over a U.S. Holder's holding period for the Tenke Shares and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years and result in an interest charge on such tax which is deemed to be deferred. The Proposed Treasury Regulations require U.S. Holders to file certain information regarding the Distribution and Exchange. Non-Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

If the Distribution Does Not Qualify as a D Reorganization and the Exchange Qualifies as an A Reorganization

If the Distribution does not qualify as a D Reorganization and the Exchange qualifies as an A Reorganization, a U.S. Holder will recognize gain (but not loss) on the Exchange. The amount of any such gain recognized by a U.S. Holder on the Exchange would be equal to the difference between: (i) the amount of cash and the fair market value of Suramina Shares and Lundin Shares received by such holder pursuant to the Distribution and Exchange; and (ii) the adjusted tax basis of such holder in the Tenke

Shares effectively exchanged therefor. Such gain generally would be allocated pro rata over a U.S. Holder's holding period for the Tenke Shares and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years and result in an interest charge on such tax which is deemed to be deferred.

If the Exchange Does Not Qualify as an A Reorganization

If the Exchange does not qualify as an A Reorganization and, therefore, the Distribution does not qualify as a D Reorganization, the U.S. federal income tax consequences to U.S. Holders would be the same as in "If the Distribution Does Not Qualify as a D Reorganization and the Exchange Qualifies as an A Reorganization", above.

Treatment to Mark-to-Market Shareholders

The Proposed Treasury Regulations do not address the impact of a Mark-to-Market Election on nonrecognition transfers involving a PFIC and the IRS has not issued any other meaningful guidance. If the Exchange does not qualify as an A Reorganization and, therefore, the Distribution does not qualify as a D Reorganization, gain or loss recognized on the exchange of Tenke Shares for cash, Suramina Shares and Lundin Shares by a Mark-to-Market Shareholder would not be subject to the PFIC rules discussed above but rather would be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of: (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Tenke Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on the Distribution and the Exchange.

Information Reporting

If the Exchange qualifies as an A Reorganization, a U.S. Holder that is a significant holder for U.S. federal income tax purposes and receives Lundin Shares as a result of the Exchange will be required to file with such holder's U.S. federal income tax return for the year in which the Exchange takes place a statement setting forth certain facts relating to the Exchange. Additionally, U.S. Holders are required to retain records pertaining to the Exchange. U.S. Holders of Tenke Shares are urged to consult their own

tax advisors regarding their information reporting and record retention responsibilities arising from the Exchange.

Dissenting U.S. Holders

A U.S. Holder who exercises Dissent Rights will recognize gain or loss on the exchange of such U.S. Holder's Tenke Shares for cash in an amount equal to the difference between: (i) the amount of cash received; and (ii) such holder's adjusted tax basis in its Tenke Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Exchange and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year at such time. Preferential tax rates for long-term capital gains are generally applicable to a non-corporate U.S. Holder, including an individual. Deductions for capital losses are subject to significant limitations. Such gain or loss will be U.S. source income for U.S. foreign tax credit purposes.

Ownership and Disposition of Suramina Shares and Lundin Shares

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of Suramina Shares and Lundin Shares received in the Distribution and Exchange, respectively, by U.S. Holders.

Taxation of Dividends

Subject to the PFIC rules described below, for U.S. federal income tax purposes, the gross amount of a distribution by Suramina or Lundin Mining in respect of Suramina Shares or Lundin Shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent the distribution is paid out of the Suramina's or Lundin Mining's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent such distribution exceeds the U.S. Holder's allocable share of Suramina's or Lundin Mining's current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder's basis in its Suramina Shares or Lundin Shares and any remaining excess will constitute gain from the deemed sale or exchange of such shares. See "—Sale or Exchange of Suramina Shares or Lundin Shares", below. Dividend income will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder. For U.S. foreign tax credit purposes, dividend income will constitute foreign source income and will be considered passive category income or general category income.

Dividends paid by Suramina or Lundin Mining in Canadian dollars will be included in the income of a U.S. Holder equal to the U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sale or Exchange of Suramina Shares or Lundin Shares

Subject to the PFIC rules, for U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale or other taxable disposition of Suramina Shares or Lundin Shares. That gain or loss will be measured by the difference between: (i) the U.S. dollar value of the amount of cash and the fair market value of any other property received in the sale or other taxable disposition; and (ii) the U.S. Holder's tax basis in the Suramina Shares or Lundin Shares disposed of, determined in U.S. dollars. Gain or loss arising from a sale or other taxable disposition of Suramina Shares or Lundin Shares will be capital gain or loss and will be long term capital gain or loss if the holding period of the U.S. Holder for such shares exceeds one year. Deductions for capital losses are subject to significant limitations. Such gain or loss will be U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

Suramina

As discussed above, based on the composition of Suramina's expected income and valuation of its assets, Suramina believes that it will likely be a PFIC for its current taxable year. Because Suramina will conduct mineral exploration of the South American Assets and has not yet recognized significant operating income, Suramina will likely be a PFIC in future taxable years until it generates significant operating income. A U.S. Holder can avoid the adverse U.S. federal income tax consequences of holding shares in a PFIC by making a timely elective election to treat Suramina as a "qualified electing fund" under Section 1295 of the Code (a "**QEF Election**"). In the event the Distribution qualifies as a D Reorganization and the Exchange qualifies as an A Reorganization, a U.S. Holder can avoid the adverse U.S. federal income tax consequences by making a QEF Election and a gain recognition election to "purge" the PFIC taint by making a "deemed sale election" to recognize any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the "qualification date". The qualification date is the first day of Suramina's taxable year in which Suramina qualified as a QEF with respect to such U.S. Holder. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

Under a QEF Election, generally, an electing U.S. Holder will be required each taxable year in which Suramina is a PFIC to recognize, as ordinary income, a pro rata share of Suramina's earnings, and to recognize, as capital gain, a pro rata share of Suramina's net capital gain. Accordingly, because Suramina expects that it will be PFIC only in taxable years in which it does not generate significant non-passive net income, an electing U.S. Holder would not have significant income inclusions as a result of the QEF Election. Furthermore, in any taxable year in which Suramina does generate significant operating income, Suramina may cease to be a PFIC and the QEF Election will not be applicable.

Non-Electing U.S. Holders. If a QEF Election is not made by U.S. Holder, then, unless such U.S. Holder has made a Mark-to-Market Election, any gain recognized on the sale or other taxable disposition of Suramina Shares will be treated as ordinary income realized pro rata over such holding period for such shares. A U.S. Holder will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such U.S. Holder's U.S. federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such U.S. Holder for each year on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax. Any loss recognized by a U.S. Holder on the disposition of the Suramina Shares generally will not be recognized. In addition, rules similar to those applicable to dispositions generally will apply to "excess distributions" paid on a Suramina Share (*i.e.*, distributions that exceed 125% of the

average amount of distributions on the Suramina Shares received during the preceding three years or, if shorter, during the U.S. Holder's holding period for the Suramina Share).

QEF Election. A U.S. Holder may elect to have Suramina treated, with respect to that U.S. Holder, as a QEF. Under the QEF Election, an electing U.S. Holder will be required to include currently in gross income such electing U.S. Holder's pro rata share of the annual ordinary earnings and net capital gains (but may not include any net loss) of Suramina. The amount currently included in income by an electing U.S. Holder will be treated as ordinary income to the extent of the electing U.S. Holder's pro rata share of Suramina's ordinary earnings and generally will be treated as long-term capital gain to the extent of such electing U.S. Holder's pro rata share of Suramina's net capital gains. The electing U.S. Holder will be required to include in income such pro rata share of the ordinary earnings and net capital gains of Suramina, without regard to the amount of cash distributions, if any, received from Suramina.

Any gain or loss recognized by such electing U.S. Holder on the sale or other taxable disposition of the Suramina Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if the U.S. Holder has held the ordinary shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, including individuals, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15%.

A U.S. Holder that makes a QEF Election generally may receive a tax-free distribution from Suramina to the extent that such distribution represents Suramina's earnings and profits that were previously included in income by the U.S. Holder because of such QEF Election. An electing U.S. Holder's tax basis in the Suramina Shares generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from Suramina that are treated as non-taxable distributions pursuant to the preceding sentence.

Suramina will provide the PFIC Annual Information Statement required by the IRS with respect to a QEF Election, which will include information as to the allocation of Suramina's ordinary earnings and net capital gains among the Suramina Shares and as to distributions on such shares. The PFIC Annual Information Statement must be used by an electing U.S. Holder for purposes of complying with the reporting requirements applicable to the QEF election.

A QEF Election must be made by a U.S. Holder before the due date (including extensions) for such U.S. Holder's U.S. federal income tax return for the taxable year for which the QEF Election is made and, once made, will be effective for all subsequent taxable years of such U.S. Holder, unless revoked with the consent of the IRS.

Mark-to-Market Election. A U.S. Holder generally may make a Mark-to-Market Election with respect to shares of "marketable stock" of a PFIC. Under the Code and Treasury regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market". Generally, a "qualified exchange or other market" means a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Currently, the Mark-to-Market Election is not available to U.S. Holders, but may be available in the future if Suramina completes the listing requirements for listing the Suramina Shares on the TSX. U.S. Holders are urged to consult their tax advisors with respect to the availability of the Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election would generally be required to report gain or loss annually to the extent of the difference, if any, between (i) the fair market value of the Suramina Shares at the end of each taxable year and (ii) the adjusted tax basis of the Suramina Shares at the end of each taxable year. Any gain under this computation, and any gain recognized on an actual sale or other taxable disposition of the Suramina Shares, generally would be treated as ordinary income. Any loss under this computation, and any loss recognized on an actual sale or other taxable disposition of the Suramina Shares, generally would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain, and thereafter would be considered capital loss. The U.S. Holder's adjusted tax basis in the Suramina Shares generally would be adjusted for any gain or loss taken into account under the mark-to-market election.

Unless either (i) the Mark-to-Market Election is made as of the beginning of the U.S. Holder's holding period for the Suramina Shares or (b) a QEF Election has been in effect for such U.S. Holder's entire holding period for the Suramina Shares, any mark-to-market gain for the election year generally will be subject to the ordinary income and interest charge rules described above.

Lundin Mining

Based on the composition of Lundin Mining's income and valuation of its assets for the taxable year ending December 31, 2006, and the projected composition of its income and valuation of its assets (taking into account the assets and income of Tenke received in the Exchange), Lundin Mining believes that it is not a PFIC, and it expects to operate in such a manner so as not to become a PFIC. If, however, Lundin Mining is or will become a PFIC, a U.S. Holder may be subject to the PFIC rules as discussed above.

Backup Withholding and Information Reporting

Proceeds from the sale of, and dividends, on Suramina Shares or Lundin Shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder: (i) is a corporation or other exempt recipient; or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Tenke Shareholder. Tenke Shareholders should consult their own tax advisors as to the tax consequences of the described transactions in their particular circumstances.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each Tenke Shareholder is urged to consult such Tenke Shareholder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Lundin Shares or Suramina Shares.

Status under Canadian Securities Laws

Tenke is a "reporting issuer" in British Columbia, Ontario, Alberta, Saskatchewan and Quebec. The Tenke Shares currently trade on the TSX. After the Arrangement, Tenke will be a wholly-owned subsidiary of Lundin Mining, the Tenke Shares will be delisted from the TSX and Lundin Mining will apply to the applicable Canadian securities regulators to have Tenke classified as a non-reporting issuer. The Lundin Shares are listed on the TSX and the AMEX and Swedish depository receipts trade on the Swedish Stock Exchange. It is a condition of the Arrangement that the Lundin Shares issued in connection with the Arrangement are listed on the TSX and the AMEX and the Swedish depository receipts trade on the Swedish Stock Exchange. After the Arrangement, Suramina will be a reporting issuer in British Columbia, Ontario, Alberta, Saskatchewan and Quebec.

Issuance and Resale of Lundin Shares and Suramina Shares Under Canadian Securities Laws

The issuance of the Lundin Shares and the Lundin New Options pursuant to the Business Combination Agreement and the issuance of Lundin Shares upon exercise of the Lundin New Options will constitute distributions of securities, which are exempt from the registration and prospectus requirements of Canadian securities legislation. The Lundin Shares may be resold in each of the provinces and territories of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale if the selling security holder is an insider or officer of Lundin Mining, and if the selling securityholder is an insider or officer of Lundin Mining, the insider or officer has no reasonable grounds to believe that Lundin Mining is in default of securities legislation.

The issuance of the Suramina Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Suramina Shares may be resold in each of the provinces and territories of Canada provided the trade is not a "control distribution" as defined in National Instrument 45-102 of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Suramina, the insider or officer has no reasonable grounds to believe that Suramina is in default of securities legislation.

Application will be made for listing of the Suramina Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. As the Suramina Shares are not listed on a stock exchange and until listed, holders of Suramina Shares may not have a market for their shares.

U.S. Securities Laws

Status Under U.S. Securities Laws

Lundin Mining is, and Suramina will be, a "foreign private issuer" as defined in under the U.S. Exchange Act. The Lundin Shares are listed for trading on the AMEX and as such, Lundin Mining is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act. The Suramina Shares will not be registered with the SEC and will not be listed for trading on a stock exchange in the United States.

Issuance and Resale of Lundin Shares and Suramina Shares Under U.S. Securities Laws

The following discussion is a summary of the general U.S. federal securities laws applicable to the issuance of Lundin Shares and Suramina Shares pursuant to the Arrangement and any subsequent resale of such Lundin Shares and Suramina Shares. Because this is only a summary, Tenke Shareholders resident in the United States, or who are U.S. persons under U.S. federal securities laws ("U.S. Shareholders"), are urged to consult with their own legal counsel to ensure that the resale of Lundin Shares and Suramina Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading "Note to United States Shareholders".

The following discussion does not address the Canadian securities laws that will apply to the issue of the Lundin Shares or the Suramina Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Lundin Shares or Suramina Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

The Lundin Shares and the Suramina Shares to be issued by Lundin Mining and Suramina, respectively, pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) under the U.S. Securities Act Section 3(a)(10) exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Lundin Shares and the Suramina Shares issued in connection with the Arrangement.

The Lundin Shares and Suramina Shares issued in the Arrangement will be freely transferable under U.S. federal securities laws, except for Lundin Shares and Suramina Shares held by persons who are deemed to be "affiliates" (as such term is defined under the U.S. Securities Act) of Tenke prior to the Arrangement, which Lundin Shares and Suramina Shares may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, or shares of Lundin Shares or Suramina Shares held by persons who are deemed to be "affiliates" of Lundin Mining or Suramina, as the case may be, after the Arrangement, which Lundin Shares or Suramina Shares, as the case may be, may be resold only in transactions permitted by the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including in.an transaction outside of the United States pursuant to Regulation S under the U.S. Securities Act.

CERTIFICATE OF TENKE MINING CORP.

The foregoing as it relates to Tenke Mining Corp. contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by shareholders of Tenke Mining Corp.

DATED May 18, 2007

"Paul K. Conibear"

(Signed) **Paul K. Conibear**
President and Chief Executive Officer

SCHEDULE A
TEXT OF ARRANGEMENT RESOLUTION

BE IT RESOLVED as a special resolution, that:

1. the Arrangement under Section 192 of the *Canada Business Corporations Act* set forth in the Plan of Arrangement attached as Schedule "B" to the Information Circular of Tenke Mining Corp. ("**Tenke**") accompanying the Notice of Meeting is authorized and approved;

2. the board of directors of Tenke, without further notice to or approval of the shareholders of Tenke, may, in accordance with the terms of the Arrangement, elect not to proceed with the Arrangement or otherwise give effect to this special resolution, at any time prior to the Arrangement becoming effective; and

3. any one or more of the directors and officers of Tenke be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Tenke or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this special resolution.

SCHEDULE B
PLAN OF ARRANGEMENT

IN THE MATTER OF THE ARRANGEMENT involving Tenke, Lundin and Suramina pursuant to section 192 of the *Canada Business Corporations Act.*

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"**Arrangement**" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with section 6.3 of this Plan of Arrangement and section 11.9 of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

"**Arrangement Agreement**" means the Business Combination Agreement dated April 10, 2007 among Tenke, Suramina and Lundin, providing for, among other things, the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement containing this Plan of Arrangement and containing such other provisions as are required under the CBCA, to be filed with the Director after the Final Order is made;

"**Business Day**" means any day other than a Saturday, Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto and Vancouver are required or permitted to close;

"**Cash**" means the sum of $U.S.5,000,000;

"**CBCA**" means the *Canada Business Corporations Act*, in effect on the date hereof and as amended from time to time prior to the Effective Date;

"**Certificate of Arrangement**" means the certificate of arrangement giving effect to the Arrangement, issued by the Director, pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

"**Class A Shares**" means the class A common shares in the capital of Tenke which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of shareholders of Tenke, the right to dividends as and when declared by the Board of Directors of Tenke, subject to the preferential right of the holders of Class B Shares to dividends and the right to participate in the remaining assets of Tenke upon a winding up;

"**Class B Shares**" means the Tenke Shares following their re-designation as Class B Shares in accordance with this plan of Arrangement, such shares to bear the same rights and privileges as the Tenke Shares provided that such Class B Shares shall be entitled to dividends as and when declared by the Board of Directors of Tenke in preference to dividends to be paid on the Class A Shares;

"**Court**" means the Superior Court of Justice of the Province of Ontario;

"Depositary" means , being the depositary appointed by Tenke for the purpose of, among other things, exchanging certificates representing Class A Shares for Lundin Shares, cash in the amount of $.001 per share and Suramina Shares in connection with the Arrangement;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Dissent Rights" means the right of dissent in respect of the Arrangement Resolution that may be exercised by registered holders of Tenke Shares provided in the Interim Order and in Section 4.1 hereof;

"Dissenting Shareholder" means a registered holder of Tenke Shares who dissents from the Arrangement Resolution in compliance with the Dissent Rights;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12.01 a.m. (Toronto Time) on the Effective Date;

"Eligible Holder" means a Tenke Shareholder other than a Tax Exempt Tenke Shareholder or a Non-Resident Tenke Shareholder;

"Exchange Ratio" means 1.73 Lundin Shares for each Class A Share;

"Final Order" shall mean the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or amended on appeal;

"Former Tenke Shareholders" means the holders of Tenke Shares immediately prior to the Effective Time;

"Governmental Entity" shall mean: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agent, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"holders" means, when used with reference to the securities in the capital of any Person, the holders of such securities shown from time to time on the register maintained by or on behalf of such Person in respect of such securities;

"Interim Order" shall mean an interim order of the Court, as may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Tenke Meeting;

"Lundin" means Lundin Mining Corporation, a corporation incorporated under the CBCA;

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"**Lundin Resolution**" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"**Lundin Shares**" means common shares in the capital of Lundin;

"**Non-Resident Tenke Shareholder**" means a Tenke Shareholder who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and (i) whose Tenke Shares are not "taxable Canadian Property" as defined in the Tax Act or (ii) whose Tenke Shares are "taxable Canadian property" as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of Tenke Shares by reason of an exemption contained in an applicable income tax treaty or convention;

"**Person**" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Entity;

"**Plan of Arrangement**" means this Plan of Arrangement, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 11.9 of the Arrangement Agreement or at the direction of the Court in the Final Order;

"**Shareholders**" means, collectively, Persons who are holders of issued and outstanding Lundin Shares and Tenke Shares;

"**South American Assets**" means all of the issued and outstanding shares of Frontera Holdings (Bermuda) I Ltd., and its direct and indirect wholly owned subsidiaries;

"**Suramina**" means Suramina Resources Inc, formerly 6749461 Canada Inc.;

"**Suramina Class A Shares**" means the Class A Shares in the capital of Suramina, which are voting, non-participating shares;

"**Suramina Shares**" means common shares in the capital of Suramina;

"**Tenke Arrangement Resolution**" means the special resolution of the holders of Tenke Shares approving this Plan of Arrangement, as required by the Interim Order and applicable Law;

"**Tenke Information Circular**" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

"**Tenke Shares**" means common shares in the capital of Tenke;

"**Tenke Stock Option**" means any option to acquire Tenke Shares that was granted under the Tenke Stock Option Plan and is outstanding prior to the Effective Date;

"**Tenke Stock Option Plan**" means the stock option plan implemented by Tenke on February 10, 1994 and amended on March 26, 2007, subject to receipt of shareholder approval;

"**Tenke Meeting**" shall mean the special meeting of the holders of Tenke Shares called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Tenke Arrangement Resolution and any and all adjournments or postponements of such meeting;

"**Tenke Shares**" means the common shares in the capital of Tenke;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder as amended from time to time;

"**Tax Exempt Tenke Shareholder**" means a Tenke Shareholder that is exempt from tax under Part I of the Tax Act.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or paragraph by number or letter or both refer to the Article, section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE II
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 The Arrangement Agreement

The Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 The Effective Time

This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in section 3.2 and will be binding from and after the Effective Time.

2.3 Conditions Precedent

The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the party or parties thereto entitled, of the conditions precedent set out in the Arrangement Agreement.

ARTICLE III
THE ARRANGEMENT

3.1 Effectiveness

Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from the Effective Time on: (i) Tenke; (ii) Suramina; and (iii) all registered and beneficial owners of Tenke Shares; (iv) all registered and beneficial holders of Tenke options; and (v) all registered and beneficial owners of Suramina Shares.

3.2 The Arrangement

On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a) the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Class B Shares and the Articles of Tenke shall be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share shall, as and from the time such redesignation is effective, represent a Class B Share;

(b) the authorized capital of Tenke will be amended by the creation of an unlimited number of Class A Shares and the Articles of Tenke shall be deemed to be amended accordingly;

(c) Tenke will transfer the South American Assets and the Cash to Suramina and, in consideration therefor, Suramina will issue to Tenke, as fully paid and non-assessable, that number of Suramina Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d) each issued Class B Share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Class A Share and one Suramina Share acquired by Tenke in accordance with Section 3.2(c) and the certificates representing the outstanding Class B Shares of Tenke shall thereafter represent Class A Shares;

(e) each issued Class B Share held by Dissenting Shareholders (for greater certainty, being Tenke Shareholders who have duly complied with the Dissent Rights and are ultimately entitled to be paid for their dissenting shares) will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid as determined in accordance with Article IV of this Plan of Arrangement in respect of the dissenting shares;

(f) each issued Class B Share acquired in accordance Section 3.2(e) will be cancelled;

(g) the stated capital of Tenke for the outstanding Class A Shares will be an amount equal to the stated capital of Tenke for the Class B Shares, less the fair market value of the Suramina Shares distributed to Tenke Shareholders, other than Dissenting Shareholders, pursuant to Section 3.2(d) and the paid-up capital of the Class A Shares of Tenke will be reduced accordingly;

(h) the Class B Shares will be cancelled;

(i) each issued Class A Share will be transferred to Lundin in consideration of 1.73 Lundin Shares and $0.001 in cash;

(j) each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a stock option to be issued by Lundin (a "Lundin New Option") pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the Tenke Stock Option. Save and except as otherwise agreed to by Lundin and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each Lundin New Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. It is intended that the provisions of Subsection 7 (1.4) of the Tax Act apply to such exchange. Therefore, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin New Option exceeds the amount payable to acquire such shares under the Lundin New Option (the "Lundin Stock Option In-The-Money Amount") exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the Tenke Shares that the holder was entitled to acquire on exercise of the Tenke Stock Option exceeds the amount payable to acquire such shares under the Tenke Stock Option (the "Tenke Stock Option In-The-Money Amount"), the number of Lundin Shares which may be acquired on exercise of the Lundin New Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Stock Option In-The-Money Amount does not exceed the Tenke Stock Option In-The-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. In addition each Tenke Stock Option which, by its terms, would expire 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan;

(k) Suramina will redeem its outstanding Class A Shares for $0.001 per share and such shares will be cancelled;

(l) no fractional Lundin Shares will be issued in connection with the exchange in Section 3.2(i), but rather shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof in accordance with Section 3.5 of this Plan of Arrangement;

(m) the names of Tenke Shareholders, other than Lundin, will be removed from the central securities register of Tenke;

(n) Lundin will become the holder of all Class A Shares and the central securities register of Tenke will be revised accordingly; and

(o) the exchanges and cancellations provided for in this Section 3.2 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.3 Effect of the Arrangement

As at and from the Effective Time:

(a) Tenke will be a wholly-owned subsidiary of Lundin;

(b) Tenke will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and South American Assets transferred to Suramina as part of the Arrangement;

(c) The holders of Tenke Shares, other than Dissenting Shareholders, will hold Lundin Shares and Suramina Shares in replacement for their Tenke Shares, as provided by this Plan of Arrangement; and

(d) The holders of Tenke Stock Options will hold Lundin Stock Options in replacement for their Tenke Stock Options as provided by this Plan of Arrangement.

3.4 Post Effective Time Procedures

(a) After the Effective Date, certificates formerly representing Tenke Shares which are held by a Former Tenke Shareholder will, except for Tenke Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Lundin Shares and Suramina Shares, all in accordance with the terms of this Plan of Arrangement.

(b) On or promptly after the Effective Date, Lundin shall deliver or arrange to be delivered to the Depositary certificates representing the Lundin Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Tenke Shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(c) On or promptly after the Effective Date, Suramina shall deliver or arrange to be delivered to the Depositary certificates representing the Suramina Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Tenke shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(d) A Former Tenke Shareholder who is an Eligible Holder and who has transferred a Class A Share to Lundin pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provisions of provincial income tax law) with respect to such transfer by providing two signed copies of the necessary election forms to an appointed representative, as directed by Tenke or Lundin, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such election. Thereafter, subject to such election forms complying with requirements under the Tax Act (or applicable provincial income tax law), such forms shall be signed and returned to such Former Tenke Shareholder within 90 days after the receipt thereof by Lundin or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Lundin or any successor corporation shall not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin or any successor will not be responsible for any taxes, interest or penalties resulting from the failure of a Former Tenke Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Lundin or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

3.5 No Fractional Lundin Shares

No fractional Lundin Shares shall be issued to Former Tenke Shareholders and any fractional number of Lundin Shares shall be accumulated, and all whole Lundin Shares shall be sold. Former Tenke Shareholders otherwise entitled to receive a fractional interest in a Lundin Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon such sale of the whole Lundin Shares.

ARTICLE IV
RIGHTS OF DISSENT

4.1 Dissent Rights

Notwithstanding Article 3, each registered holder of Tenke Shares is entitled to dissent from the Arrangement and to be paid the fair value of the Tenke Shares held by such holder in respect of which such holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the "**Dissent Right**") provided that such holder complies with section 190 of the CBCA (as modified by the Interim Order, the Final Order and this section 4.1) as if section 190 (as so modified) were applicable to such registered holders.

Holders of Tenke Shares who exercise Dissent Rights and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tenke Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive Suramina Shares and Lundin Shares in respect of their Tenke Shares on the basis set forth in Article 3.

In no case shall Tenke, Lundin or any other Person be required to recognize a Dissenting Shareholder as a holder of Tenke Shares after the Effective Time and the name of each Dissenting

Shareholder shall be deleted from the register of holders of Tenke Shares as at the Effective Time.

ARTICLE V
CERTIFICATES

5.1 Share Certificates

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares together with such other documents and instruments as would have been required to effect the transfer of the Tenke Shares formerly represented by such certificate under the CBCA and the by-laws of Tenke and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Suramina Shares and the Lundin Shares which such holder is entitled to receive in accordance with Section 3.1 hereof.

5.2 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue to such Person the Lundin Shares that such Person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Suramina Shares and Lundin Shares are to be issued shall, as a condition precedent to the payment thereof, give bonds satisfactory to Suramina and Lundin in such sums as Suramina and Lundin may direct or otherwise indemnify the Depositary, Suramina and Lundin in a manner satisfactory to each of them against any claim that may be made against the Depositary, Suramina or Lundin with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Lundin Shares or Suramina Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Tenke Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 and Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Lundin Shares and Suramina Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Lundin Shares or Suramina Shares, as the case may be.

5.4 Withholding Rights

Suramina, Lundin and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Tenke Shareholder such amounts as Suramina, Lundin or the Depositary is required or permitted to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Tenke Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5 Limitation and Proscription

To the extent that a Former Tenke Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Suramina Shares and Lundin Shares which such Former Tenke Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Suramina Shares and Lundin Shares shall be delivered to Suramina and/or Lundin by the Depositary for cancellation and shall be cancelled by Suramina and Lundin and the interest of the Former Tenke Shareholder in such Suramina Shares and Lundin Shares shall be terminated as of such final proscription date.

ARTICLE VI
GENERAL

6.1 Effectiveness

No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

6.2 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Tenke Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Tenke Shares, any trustee or transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Tenke Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3 Amendment

(a) Lundin and Tenke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Tenke

Meeting, approved by the Court, and (iii) if so required by the Court, communicated to Holders of Tenke Shares in the manner required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin or Tenke at any time prior to or at the Meeting shall, with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement; and (ii) if required by the Court, it is consented to by holders of the Tenke Shares voting in the manner directed by the Court.

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Lundin and Tenke after the Effective Date without the approval of the Holders of Lundin Shares or Tenke Shares provided that: (i) it is agreed to by the parties pursuant to the Arrangement Agreement, and (ii) it concerns a matter which, in the reasonable opinion of Lundin and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Holders of Lundin Shares or Tenke Shares.

6.4 Termination

At any time up until the time the Final Order is made, but subject to the Arrangement Agreement, Tenke and Lundin may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Meetings.

6.5 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

6.6 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a) if to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O'Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(b) If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

(c) if to a holder of Tenke Shares or Lundin Shares, to the last known address for such holder as shown on the books maintained by Tenke or Lundin or their transfer agents.

Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

SCHEDULE C
NOTICE OF APPLICATION

Commercial List File No. 07-CL- 7025

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

BETWEEN:

TENKE MINING CORP.

Applicant



IN THE MATTER OF Section 192 of the *CANADA BUSINESS CORPORATIONS ACT*, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

AND IN THE MATTER OF a Proposed Arrangement involving TENKE MINING CORP., LUNDIN MINING CORPORATION and 6749461 CANADA INC. (to be renamed Suramina Resources Inc.)

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

THIS APPLICATION will be made to a judge presiding over the Commercial List on Thursday, June 21, 2007 at 10:00 a.m. at 330 University Avenue, 7th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date: May 14th, 2007

Issued by [signature] Local registrar

Address of court office: 393 University Avenue, 10th floor, Toronto ON M5G 1E6

TO: **ALL HOLDERS OF SHARES AND OPTIONS OF TENKE MINING CORP.**

AND TO: **OTHER PERSONS AND ENTITIES HAVING AN INTEREST IN THE AFFAIRS OF TENKE MINING CORPORATION**

AND TO: **The Director under the Canada Business Corporations Act**
Industry Canada
Arrangements and Exemptions Section
365 Laurier Avenue West
Ottawa, ON
K1A 0C8

AND TO: **LUNDIN MINING CORPORATION**

APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

   (a) An Interim Order for advice and directions of this Honourable Court pursuant to *subsection 192(4) of the Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to notice, the conduct of a meeting (the "Meeting") of the common shareholders of Tenke Mining Corp. ("Tenke") and such other matters pertaining to a proposed arrangement (the "Arrangement") involving Tenke, as described below;

   (b) A Final Order of the Superior Court of Justice pursuant to section 192 of the CBCA approving the Arrangement if it is adopted and approved by the common shareholders of Tenke (the "Tenke Shareholders") at the Meeting; and

   (c) Such further and other relief as to this Honourable Court seems just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

   (a) Tenke is a Canadian mining company with development projects and exploration activities in the Democratic Republic of Congo, Argentina and Chile;

   (b) Tenke is a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Quebec whose shares trade publicly on the Toronto Stock Exchange;

   (c) Tenke intends to call and conduct the Meeting to have the Tenke Shareholders consider and vote upon a proposed arrangement (the "Arrangement") providing for the exchange by the Tenke Shareholders of their Common Shares for shares of both 6749461 Canada Inc., to be renamed Suramina Resources Inc. ("Newco") and Lundin Mining Corporation ("Lundin"), which will collectively own the current assets and business of Tenke;

(d) the Arrangement is supported by a fairness opinion which states that the Arrangement is fair, from a financial point of view, to the Tenke Shareholders;

(e) the shares of Newco and Lundin to be issued to Tenke Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the *United States Securities Act* of 1933, as amended;

(f) the Arrangement is a multi-step process, and it is impracticable for Tenke to proceed with the proposed transaction other than under section 192 of the CBCA;

(g) Tenke is not insolvent within the meaning of s.192(2) of the CBCA;

(h) pursuant to an interim order (the "Interim Order") of this Court to be obtained by Tenke, notice of this application will be served on Tenke Shareholders at their respective registered addresses as they appear on the books of Tenke at the close of business on May 8, 2007, including those Tenke Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on holders of options of Tenke and on persons outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the *Rules of Civil Procedure* and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Tenke, notice of this application will be given in accordance with the provisions of the Interim Order;

(i) Rules 14.05 and 38 of the Rules *of Civil Procedure*;

(j) Sections 190 and 192 of the CBCA; and

(k) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE** will be used at the hearing of the application:

(a) the affidavit of Paul K. Conibear, the President and Chief Executive Officer of Tenke;

(b) a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

(c) such further affidavits of deponents on behalf of Tenke reporting as to compliance with the Interim Order; and

(d) such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

May 14, 2007

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

IN THE MATTER OF TENKE MINING CORP.

Commercial List Court No.: 07-CL-

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

Commercial List File No. 07-CL-7025

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR	)	FRIDAY, THE 18TH DAY
	)	
JUSTICE C L CAMPBELL	)	OF MAY, 2007

TENKE MINING CORP.

Applicant



IN THE MATTER OF Section 192 of the *CANADA BUSINESS CORPORATIONS ACT*, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

AND IN THE MATTER OF a Proposed Arrangement involving TENKE MINING CORP, LUNDIN MINING CORP. and 6749461 CANADA INC. (to be renamed Suramina Resources Inc.)

INTERIM ORDER

THIS MOTION, made by Tenke Mining Corp. ("Tenke") for advice and directions of the Court in connection with a proposed arrangement under Section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") and for an Order:

(a) abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

(b) authorizing Tenke to call and conduct a meeting of the holders of its common shares to approve the proposed plan of arrangement; and

(c) granting certain other ancillary relief,

was heard this day at 330 University Avenue, 7th Floor, Toronto, Ontario.

ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Paul K. Conibear sworn May 14, 2007 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant, the Director (the "Director") appointed under the CBCA having been served and advising that the Director does not intend to appear or make submissions,

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged and that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the holders (the "Tenke Shareholders") of Tenke's issued and outstanding common shares or on any other interested person is hereby dispensed with.

The Meeting

2. **THIS COURT ORDERS** that Tenke shall call, hold and conduct a special meeting (the "Meeting") of the Tenke Shareholders on Monday, June 18, 2007 to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the proposed plan of arrangement (the "Plan of Arrangement") referred to in the Supporting Affidavit or as subsequently modified.

3. **THIS COURT ORDERS** that, subject to paragraph 4 below, Tenke, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of further Order of the Court or first convening the Meeting or first obtaining any vote of the Tenke Shareholders respecting the postponement or adjournment.

4. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the articles and the by-laws of Tenke, including a quorum requirement of at least two (2) persons being present in person or by proxy at the Meeting holding.

5. **THIS COURT ORDERS** that the only persons entitled to notice of or to attend the Meeting shall be Tenke Shareholders as they may appear on the records of Tenke as at the close of business on May 8, 2007 (the "Record Date") and the directors, auditors and advisors of Tenke, and the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such Tenke Shareholders, subject to the provisions of the CBCA with respect to persons who become registered holders of common shares in Tenke after that date.

6. **THIS COURT ORDERS** that Tenke shall mail the Management Information Circular (the "Information Circular"), substantially in the form attached as Exhibit "A" to the Supporting Affidavit with such amendments as are not inconsistent with the provisions of this Interim Order, the Notice of Application and any other documents or communications determined by Tenke to be necessary or appropriate which are not inconsistent with the provisions of this Interim Order (collectively, the "*Meeting Materials") to the Tenke Shareholders as shown on the register of* shareholders at the close of business on the Record Date (other than those Tenke Shareholders whose mail from Tenke has been returned on three consecutive occasions), to Tenke's directors, and to the auditors of Tenke by one of the following methods not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

(i) in the case of registered holders of Tenke's common shares or holders of options to acquire Tenke's common shares, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of Tenke or its registrar and transfer agent;

(ii) in the case of non-registered holders of Tenke's common shares, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial holders of Tenke's common shares;

(iii) in the case of the directors of Tenke, by ordinary prepaid mail, courier or delivery in person, addressed to the individual directors; and

(iv) in the case of the auditors of Tenke, by ordinary prepaid mail, courier or delivery in person, addressed to the firm of auditors;

and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

7. **THIS COURT ORDERS** that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

(i) in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

(ii) in the case of distribution by courier, one (1) business day after receipt by the courier; and

(iii) in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

8. **THIS COURT ORDERS** that Tenke is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

9. **THIS COURT ORDERS** that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order, shall not invalidate any resolution passed at the Meeting or the proceedings herein.

10. **THIS COURT ORDERS** that the Information Circular shall be filed with the Court following the mailing thereof to the Tenke Shareholders and others referred

to in paragraph 6 above. The Information Circular shall contain (i) a copy of the Notice of Meeting; (ii) a copy of the Notice of Application; (iii) a copy of this Interim Order; (iv) a copy of the proposed Plan of Arrangement; (v) the materials prescribed by the CBCA and applicable securities legislation; and (vi) such further and other materials as Tenke may provide.

11. **THIS COURT ORDERS** that the Meeting shall be conducted at the location specified in the Notice of Meeting.

12. **THIS COURT ORDERS** that Paul K. Conibear, President and Chief Executive Officer, Chairman of the Board of Directors of Tenke, or such person as may be appointed in accordance with the by-laws of Tenke, shall preside as the Chair of the Meeting, and, subject to the provisions of the CBCA and subject to the provisions of this Interim Order, shall decide all matters relating to the conduct of the Meeting.

13. **THIS COURT ORDERS** that each holder of Tenke common shares shall be entitled at the Meeting on a ballot on a special resolution relating to the Plan of Arrangement to one vote for each Tenke common share held. The Chair shall direct a vote at the Meeting in respect of a special resolution relating to the Plan of Arrangement, and the vote required to pass the aforesaid special resolution relating to the Plan of Arrangement at the Meeting, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast by the holders of Tenke's common shares, present in person or represented by proxy, at the Meeting.

14. **THIS COURT ORDERS** that, for the purpose of the Meeting, any spoiled votes, invalid votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.

Rights of Dissent

15. **THIS COURT ORDERS** that the Tenke Shareholders shall be permitted to dissent from the Arrangement pursuant to Section 190 of the CBCA and the Plan of Arrangement, so long as they provide written objection thereto to Tenke on or

before 5:00 p.m. (Western Time) on the business day preceding the Meeting (or any postponement or adjournment thereof) and otherwise strictly comply with the requirements of the Plan of Arrangement and the requirements of the CBCA.

Approval of Arrangement

16. **THIS COURT ORDERS** that upon approval of the Plan of Arrangement by the Tenke Shareholders in the manner set forth in this Interim Order, the Applicant may apply before this Court on Thursday, June 21, 2007 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Interim Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicant's solicitors in accordance with the terms set out in the Information Circular and herein.

17. **THIS COURT ORDERS** that any of the Tenke Shareholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Appearance on the Applicant's solicitors and files it with the Court no later than two (2) days prior to the Approval Application, and the Notice of Appearance shall set out the address for service in respect of such holder or person and indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat and attach any evidence or materials which are to be presented to this Court.

18. **THIS COURT ORDERS** that, in the event that the Approval Application for final approval of the Arrangement is adjourned, only the parties having previously served a Notice of Appearance shall receive notice of the adjourned date.

19. **THIS COURT ORDERS** that the Applicant may, at any time, seek leave to vary this Interim Order without further notice to anyone, other than the Director.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAY 1 8 2007

PER/PAR:

IN THE MATTER OF TENKE MINING CORP.

Commercial List File No. 07-CL-7025

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Robert B. Cohen, LSUC #32187D
Tel: (416) 869-5425
Fax: (416) 350-6929

Solicitors for the Applicant

SCHEDULE D
FAIRNESS OPINION


DUNDEE
SECURITIES CORPORATION

May 17, 2007

The Special Committee of the Directors of
Tenke Mining Corp.
Suite 2101
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

To the Special Committee:

Dundee Securities Corporation ("Dundee Securities") understands that Tenke Mining Corp. ("Tenke") and Lundin Mining Corporation ("Lundin") and a wholly-owned subsidiary of Tenke, Suramina Resources Inc. ("Suramina"), have entered into a business combination agreement dated April 10, 2007 (the "Business Combination Agreement") pursuant to which, among other things, (i) Tenke will convey to Suramina the South American Assets (as defined in the Business Combination Agreement) and cash in the amount of US$5,000,000 and the common shares of Suramina will be distributed to the holders of common shares of Tenke on a one-for-one basis and (ii) the outstanding common shares of Tenke will be exchanged for common shares of Lundin on the basis (the "Exchange Ratio") of 1.73 common shares of Lundin and $0.001 for each common share of Tenke, all pursuant to a court approved plan of arrangement (the "Arrangement") under the *Canada Business Corporations Act*. Pursuant to the Arrangement, each of the options exercisable for common shares of Tenke will be exchanged for options exercisable for common shares of Lundin on the basis of the Exchange Ratio and will be amended to provide that they will expire on the earlier of the original expiry date and 180 days after the optionee ceases to be eligible to hold options under the stock option plan of Tenke.

In addition, Dundee Securities understands that:

(a) each of the officers and directors of Lundin and each person, company or trust that has, to the actual knowledge of Lundin, based on public filings made pursuant to *National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues* of the Canadian Securities Administrators ("NI 62-103") (i) direct or indirect beneficial ownership of, (ii) control or direction over, or (iii) a combination of direct or indirect beneficial ownership of and control or direction over, common shares of Lundin carrying more than 10% of the voting rights attached to all of the outstanding common shares of Lundin, has entered into an agreement with Tenke (the "Lundin Lock-Up Agreement") pursuant to which they have agreed to vote such common

shares in favour of the issue of common shares of Lundin and the exchange of options exercisable for common shares of Lundin, in each case in connection with the Arrangement, and all related matters at the Lundin Meeting (as defined in the Proxy Circular (as defined below)) and

(b) each of the officers and directors of Tenke and each person, company or trust that has, to the actual knowledge of Tenke, based on public filings made pursuant to NI 62-103 (i) direct or indirect beneficial ownership of, (ii) control or direction over, or (iii) a combination of direct or indirect beneficial ownership of and control or direction over, common shares of Tenke carrying more than 10% of the voting rights attached to all of the outstanding common shares of Tenke, has entered into an agreement with Lundin (the "Tenke Lock-Up Agreement") pursuant to which they have agreed to vote such common shares in favour of the Arrangement and all related matters at the Tenke Meeting (as defined in the Proxy Circular).

Detailed terms and conditions of the Business Combination Agreement, the Lundin Lock-Up Agreement and the Tenke Lock-Up Agreement are to be set forth in a notice of meeting and management information circular of Tenke (collectively the "Proxy Circular") to be mailed to the shareholders of Tenke in connection with the Arrangement.

Dundee Securities further understands that Lundin has made an offer for all of the common shares and warrants of Rio Narcea Gold Mines, Ltd. on a cash basis (the "Rio Narcea Offer").

Dundee Securities also understands that a special committee (the "Special Committee") of the directors of Tenke was constituted to consider the Arrangement and to make recommendations thereon to the directors of Tenke. The Special Committee has retained Dundee Securities to provide advice and assistance to the Special Committee in considering the Arrangement, including the preparation and delivery of an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Arrangement to the shareholders of Tenke other than Lundin and the associates and affiliates thereof (the "Minority Shareholders").

Engagement

Dundee Securities was formally engaged by the Special Committee pursuant to an agreement dated February 28, 2007 and amended April 4, 2007 (the "Dundee Agreement"), to provide the Special Committee with advisory services in respect of the Arrangement. The Dundee Agreement provides that Dundee Securities is to be paid fees for its services in respect of the Arrangement. The fees payable to Dundee Securities are not dependent in any way on the conclusion of the Fairness Opinion or the success of the Arrangement. In addition, under the Dundee Agreement, Dundee Securities is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by Tenke in certain circumstances. Dundee Securities consents to the inclusion of the Fairness Opinion in its entirety and/or a summary thereof in the Proxy Circular and to the filing thereof, as necessary, by Tenke with the securities commissions or similar regulatory authorities in each province and territory of Canada (including on the System for Electronic Document Analysis and Retrieval) and with the Toronto Stock Exchange.

Credentials of Dundee Securities

Dundee Securities is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed

herein is the opinion of Dundee Securities, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Dundee Securities

Dundee Securities is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Ontario)) of either Tenke or Lundin or any of their respective associates or affiliates and is not an advisor to any person other than to the Special Committee with respect to the Arrangement. Dundee Securities has not provided any financial advisory services or participated in any financing involving Tenke or Lundin or any of their respective associates or affiliates within the past 24 months, other than services provided under, or in connection with the transactions contemplated by, the Dundee Agreement.

In addition, Dundee Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may in the ordinary course of business actively trade, or have had and may in the future have positions in securities of Tenke, Lundin or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of clients for which Dundee Securities received or may receive compensation. As an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Tenke, Lundin or their respective associates or affiliates, or with respect to the Arrangement. Dundee Securities has not entered into any other agreement or arrangement with Tenke or Lundin or any of their respective associates or affiliates with respect to any future dealings. Dundee Securities may, in the future, in the ordinary course of business, provide financial advisory or investment banking services to Tenke, Lundin or any of their respective associates or affiliates.

Scope of Review

In connection with rendering the Fairness Opinion, Dundee Securities has, among other things, carried out the following:

(a) review of the Business Combination Agreement;

(b) review of the Lundin Lock-Up Agreement;

(c) review of the Tenke Lock-Up Agreement;

(d) review of the draft dated May 16, 2007 of the Proxy Circular (the "Draft Circular");

(e) review of the audited consolidated financial statements of Tenke for the three financial years ended December 31, 2004, 2005 and 2006;

(f) review of the audited consolidated financial statements of Lundin for the three financial years ended December 31, 2004, 2005 and 2006;

(g) review of the annual reports to the shareholders of Tenke for the two financial years ended December 31, 2005 and 2006;

(h) review of the annual reports to the shareholders of Lundin for the two financial years ended December 31, 2004 and 2005;

(i) review of the management's discussion and analysis of Tenke for the three financial years ended December 31, 2004, 2005 and 2006;

(j) review of the management's discussion and analysis of Lundin for the three financial years ended December 31, 2004, 2005 and 2006;

(k) review of the unaudited consolidated interim financial statements of Tenke for the period ending March 31, 2007;

(l) review of the unaudited consolidated interim financial statements of Lundin for the period ending March 31, 2007;

(m) review of the management's discussion and analysis of Tenke for the period ending March 31, 2007;

(n) review of the management's discussion and analysis of Lundin for the period ending March 31, 2007;

(o) review of the proxy circulars of Tenke for the three financial years ended December 31, 2004, 2005 and 2006;

(p) review of the proxy circulars of Lundin for the three financial years ended December 31, 2003, 2004 and 2005;

(q) review of the annual information forms of Tenke for the three financial years ended December 31, 2004, 2005 and 2006;

(r) review of the annual information forms of Lundin for the three financial years ended December 31, 2004, 2005 and 2006;

(s) review of the Tenke Fungurume Mining S.A.R.L. Activity Report 4th Quarter 2006;

(t) review of the Tenke Fungurume Feasibility Study Feb 2007 Technical Report dated April 12, 2007; the Resource Estimate Summary Report dated May 20, 2006 for the Tenke Fungurume Project; the Preliminary Resource Estimate dated January 23, 2006 for the Josemaria Project; and the Summary Report dated April 20, 2005 for the Josemaria-Batidero Project;

(u) review of the Technical Report dated May 2006 on the Norrliden Resource Estimation; the Technical Review dated April 22, 2005 of the Galmoy Mine and Prospecting Licences Held by Arcon in the Irish Midlands-Republic of Ireland; the Technical Report dated March 31, 2006 on the Aljustrel Project; the Technical Report dated March 4, 2005 on the Storliden Mine; the updated Technical Review dated February 15, 2005 of the Kiruna Area IOCG Projects in Norrbotten County, Sweden; the Technical Report dated December 31, 2004 on the Ore Reserves and Mineral Resources of the Zinkgruvan Mine; the Technical

Review dated March 31, 2004 of the Zinkgruvan Mine; and the Technical Report dated March 5, 2004 on the Neves Corvo Mine;

(v) site visits conducted by Dundee Securities in 2006 on the Zinkgruvan Mine, the Galmoy Mine and the Tenke Fungurume project;

(w) site visits conducted by Dundee Securities in 2007 on the Neves-Corvo Mine and Aljustrel Project;

(x) review of Dundee Securities analysts reports and discussions with regard to site visits as performed by Dundee Securities analysts in their normal course of business;

(y) review of certain other internal information prepared and provided to Dundee Securities by the management of Tenke, concerning the business, operations, assets, liabilities and prospects of Tenke;

(z) discussions with the management of Tenke concerning the current business plan of Tenke, its financial condition, its future business prospects and potential alternatives to the Arrangement;

(aa) review of public information relating to the business, financial condition and trading history of each of Tenke and Lundin and other selected public companies we considered relevant;

(bb) review of information with respect to selected precedent transactions we considered relevant;

(cc) review of a certificate of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, addressed to Dundee Securities and dated the date hereof, provided by senior officers of Tenke;

(dd) review of a certificate of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, addressed to Dundee Securities and dated the date hereof, provided by senior officers of Lundin; and

(ee) such other information, investigations, analyses and discussions (including discussions with senior management, legal counsel to Tenke, legal counsel to the Special Committee and other third parties) as we considered necessary or appropriate in the circumstances.

Dundee Securities has not, to the best of our knowledge, been denied access by Tenke to any information requested by Dundee Securities. Dundee Securities did not meet with the auditors of Tenke or Lundin and has assumed the accuracy and fair presentation of, and relied upon, the respective audited consolidated financial statements of Tenke and Lundin and the respective reports of the auditors thereon.

Assumptions and Limitations

With the approval and agreement of the Special Committee and as provided in the Dundee Agreement, Dundee Securities has relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Tenke, its subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to Tenke, Lundin, their respective subsidiaries, associates and affiliates, and to the Arrangement. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

Senior officers of Tenke have represented to Dundee Securities in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) relating to Tenke or its subsidiaries provided to Dundee Securities by, or on behalf of, Tenke in connection with the engagement of Dundee Securities under the Dundee Agreement (collectively the "Tenke Information") is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which such statements were made and that (ii) since the dates on which the Tenke Information was provided to Dundee Securities, except as disclosed in writing to Dundee Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Tenke or any of its subsidiaries and no material change has occurred in the Tenke Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

Senior officers of Lundin have represented to Dundee Securities in a certificate delivered as of the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) relating to Lundin provided to Dundee Securities by, or on behalf of, Lundin in connection with the engagement of Dundee Securities under the Dundee Agreement (collectively the "Lundin Information" and together with the Tenke Information the "Information") is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which such statements were made and that (ii) since the dates on which the Lundin Information was provided to Dundee Securities, except as disclosed in writing to Dundee Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Lundin or any of its subsidiaries and no material change has occurred in the Lundin Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

With respect to any forecasts, projections, estimates and budgets provided to Dundee Securities and considered in our analyses, Dundee Securities notes that projecting future results is inherently subject to uncertainty. Dundee Securities has assumed, however, that such forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which, in the opinion of Tenke or Lundin, as the case may be, are (or were at the time and continue to be) reasonable in the circumstances.

The Fairness Opinion is rendered as the date hereof and on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Tenke and Lundin and the respective subsidiaries and affiliates thereof as reflected in the Information and as represented to Dundee Securities in discussions with the management of Tenke and Lundin. In our analysis and in preparing the Fairness Opinion, Dundee Securities has made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Dundee Securities and any party involved in the Arrangement and, while considered reasonable under current circumstances, may prove to be incorrect. Dundee Securities has further assumed that the Draft Circular reviewed will be finalized substantially in the form reviewed and will be distributed to the shareholders of Tenke in accordance with all applicable laws and the disclosure in the Proxy Circular will be accurate in all material respect and will comply in all material respects with the requirements of all applicable laws. In addition, in preparing the Fairness Opinion, Dundee Securities has made several additional assumptions, including that all of the conditions required to complete the Arrangement will be fulfilled and that the Rio Narcea Offer, if completed, will be completed in accordance with the current terms and conditions thereof, provided that if the Rio Narcea Offer is not completed, the conclusion reached by Dundee Securities herein will not be affected.

The Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Tenke nor does it address the underlying business decision to implement the Arrangement. Dundee Securities expresses no opinion with respect to future trading prices of the securities of Tenke or Lundin.

In considering the fairness, from a financial point of view, of the Arrangement, to the Minority Shareholders, Dundee Securities considered the Arrangement from the perspective of Minority Shareholders generally and did not consider the specific circumstances of any particular Minority Shareholder, including with regard to income tax considerations.

The Fairness Opinion has been provided for the use of the Special Committee in making a recommendation to the directors of Tenke in their consideration of the Arrangement. The Fairness Opinion may not be used by any person or relied upon by any person other than the Special Committee and the directors of Tenke and may not be used or relied upon by any of such person for any purpose other than the purpose hereinbefore stated without the express prior written consent of Dundee Securities. The Fairness Opinion is given as of the date hereof and Dundee Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter which affects the Fairness Opinion that may come or be brought to the attention of Dundee Securities after the date hereof. Without limiting the generality of the foregoing, in the event that there is any material change in any fact or matter which affects the Fairness Opinion after the date hereof, Dundee Securities reserves the right to change, modify, amend or supplement the Fairness Opinion.

Dundee Securities believes that our analysis must be considered as a whole and that selecting portions of our analysis or the factors considered by us, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular fact or analysis. We have not been asked to prepare, and have not prepared, a valuation of Tenke or Lundin or any of the respective securities or assets thereof and the Fairness Opinion should not be construed as such. The Fairness Opinion should be read in its entirety and

is not intended to be, and should not be construed as, a recommendation that shareholders of Tenke vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness, from a financial point of view, of the Arrangement to the Minority Shareholders, Dundee Securities considered and relied upon (i) a comparison of the consideration offered pursuant to the Arrangement to the results of a net asset value analysis of Tenke, (ii) a comparison of the multiples implied under the Arrangement to an analysis of recent precedent transactions, (iii) a comparison of the consideration offered pursuant to the Arrangement to the recent trading levels of the common shares of Tenke; and (iv) a comparison of the consideration offered pursuant to the Arrangement to recent trading levels of the shares of companies comparable to Tenke.

Fairness Conclusion

Based upon and subject to the foregoing, Dundee Securities is of the opinion that, as of the date hereof, the Arrangement is fair, from a financial point of view, to the Minority Shareholders.

Yours truly,

"*Dundee Securities Corporation*"

AUDITOR CONSENTS

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular (the "Circular") of Tenke Mining Corp. ("Tenke") dated May 18, 2007 and the Joint Disclosure Booklet of Tenke and Lundin Mining Corporation (the "Joint Disclosure Booklet") dated May 18, 2007, relating to the proposed plan of arrangement under the provisions of the *Canada Business Corporations Act* involving Lundin Mining Corporation, Tenke and Suramina Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular and Joint Disclosure Booklet of our report to the shareholders of Tenke on the consolidated balance sheet of Tenke as at December 31, 2006 and 2005 and the consolidated statement of operations and deficit, and cash flows for the years then ended. Our report is dated March 26, 2007.

We consent to the incorporation by reference in the Circular and Joint Disclosure Booklet of our report to the shareholders of Tenke on the consolidated balance sheet of Tenke as at December 31, 2005 and 2004 and the consolidated statement of operations and deficit, and cash flows for the years then ended. Our report is dated March 29, 2006.

We also consent to the inclusion of our report to the Directors of Tenke on the financial statements of Suramina Resources Inc. for the year ended December 31, 2006 and 2005 in the Joint Disclosure Booklet. Our report is dated May 17, 2007.

Chartered Accountants
Vancouver, Canada
May 18, 2007

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular (the "Circular") of Tenke Mining Corp. ("Tenke") dated May 18, 2007 and the joint disclosure booklet of Lundin Mining Corporation and Tenke (the "Joint Disclosure Booklet") dated May 18, 2007, relating to the proposed plan of arrangement under the provisions of the *Canada Business Corporations Act* involving Lundin Mining Corporation, Tenke and Suramina Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Lundin Mining Corporation on the consolidated balance sheet of Lundin Mining Corporation as at December 31, 2006 and the consolidated statement of operations, shareholders' equity and cash flows for the year then ended. Our report is dated March 31, 2007.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
May 18, 2007

CONSENT OF KPMG LLP

We have read the management information circular and proxy statement (the "**Circulars**") of Tenke Mining Corp. ("**Tenke**") and Lundin Mining Corporation ("**Lundin**") dated May 18, 2007 and the joint disclosure booklet of Lundin, Tenke and Suramina Resources Inc. ("**Suramina**") dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the *Canada Business Corporations Act* including Lundin Mining, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circulars and the Joint Disclosure Booklet of our report to the shareholders of Lundin on the consolidated balance sheet of Lundin as at December 31, 2005 and the consolidated statement of operations, shareholders' equity and cash flows for the year then ended. Our report is dated February 14, 2006 except as to Note 9 which is as of March 1, 2006.

"KMPG LLP"

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
May 18, 2007

DELOITTE & TOUCHE LLP

We have read the management information circular and proxy statement (the "**Circular**") of Tenke Mining Corp. ("**Tenke**") dated May 18, 2007 and the joint disclosure booklet of Lundin Mining Corporation ("**Lundin Mining**"), Tenke and Suramina Resources Inc. ("**Suramina**") dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the *Canada Business Corporations Act* including Lundin Mining, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular and the Joint Disclosure Booklet of our report to the shareholders of Lundin Mining on the consolidated balance sheet of Lundin Mining as at December 31, 2004 and the consolidated statement of operations, shareholders' equity and cash flows for the year then ended (all expressed in Canadian dolloars and prior to the change in reporting currency described in Note 2(b) to the consolidated financial statements for the year ended December 31, 2005). Our report is dated March 23, 2005

"DELOITTE & TOUCHE LLP"

Chartered Accountants
Vancouver, British Columbia
May 18, 2007

ERNST & YOUNG LLP

We have read the joint disclosure booklet (the "Joint Disclosure Booklet") of Lundin Mining Corporation ("Lundin Mining"), Tenke Mining Corp. ("Tenke") and Suramina Resources Inc. ("Suramina") dated May 18, 2007 relating to the proposed plan of arrangement under the provisions of the *Canada Business Corporations Act* including Lundin Mining, Tenke and Suramina. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Joint Disclosure Booklet of our report to the shareholders of Rio Narcea Gold Mines, Ltd. ("Rio Narcea") on the consolidated balance sheets of Rio Narcea as at December 31, 2006 and 2005 and on the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 14, 2007.

"ERNST & YOUNG LLP"

Toronto, Ontario
May 18, 2007

Chartered Accountants
Licensed Public Accountants

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Tenke Mining Corp.'s proxy solicitation agent at:



100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-690-7479

Joint Disclosure Booklet of Lundin Mining Corporation and Tenke Mining Corp.,
filed July 3, 2007

JOINT DISCLOSURE BOOKLET

OF

LUNDIN MINING CORPORATION

AND

TENKE MINING CORP.

Dated as of May 18, 2007

INFORMATION CONCERNING TENKE MINING CORP.

NOTE TO READERS

The disclosure contained herein has been prepared prior to giving effect to the Arrangement.

DOCUMENTS CONCERNING TENKE INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tenke, 2101-885 West Georgia Street, Vancouver, B.C., V6C 3E8, phone (604) 689-7842 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. Financial information respecting Tenke is provided in Tenke's financial statements and management's discussion and analysis, copies of which can be obtained by Tenke shareholders (the "**Tenke Shareholders**") upon contacting the above-named officer.

For further information regarding Tenke Mining Corp. ("**Tenke**"), please refer to the following documents which are incorporated by reference herein:

(a) the annual information form dated March 20, 2007 of Tenke (the "**Tenke AIF**"), which includes information relating to Tenke's corporate structure, business, directors, mineral reserves and resources, legal proceedings, conflicts of interest and risk factors;

(b) the management information circular dated March 20, 2007 of Tenke relating to the annual meeting of Tenke Shareholders held on May 11, 2007, which contains information relating to executive compensation, corporate governance and indebtedness of directors and officers;

(c) audited annual consolidated financial statements of Tenke as at and for the years ended December 31, 2006 and 2005, together with the auditors' report thereon;

(d) management's discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (c) above;

(e) unaudited interim consolidated financial statements of Tenke as at and for the three months ended March 31, 2007, together with the notes thereto;

(f) audited annual consolidated financial statements of Tenke for the year ended December 31, 2004, together with the auditor's report thereon;

(g) management's discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (f) above;

(h) management's discussion and analysis of financial condition and results of operations for the interim consolidated financial statements referred to in paragraph (e) above;

(i) the news release dated February 26, 2007 of Tenke announcing the completion of a bankable feasibility study on the Tenke Fungurume Project;

(j) the material change report dated April 12, 2007 of Tenke regarding Tenke entering into the business combination agreement dated April 10, 2007 with Lundin Mining Corporation ("**Lundin Mining**"), and Suramina Resources Inc. ("**Suramina**"); and

(k) the news release dated May 1, 2007 of Tenke announcing updated exploration results.

Any business acquisition reports, material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis, annual information forms and information circulars filed by Tenke with the securities commissions or similar authorities in Canada subsequent to the date of this Joint Disclosure Booklet and prior to the completion of the Arrangement shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Disclosure Booklet to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Disclosure Booklet.

BUSINESS OF TENKE

General

Tenke was incorporated by Articles and Memorandum on February 20, 1978 under the laws of the Province of British Columbia under the name of Eurocan Ventures Ltd. Effective February 8, 1991, the common shares of Tenke were consolidated on a ten for one basis and the name of Tenke was changed from Eurocan Ventures Ltd. to Consolidated Eurocan Ventures Ltd. Also effective February 8, 1991, the authorized capital of Tenke was increased from 5,000,000 post-consolidated common shares to 50,000,000 common shares. Effective April 19, 1994, Tenke was continued as a federal corporation under the *Canada Business Corporations Act* with unlimited share capital and ceased to be a company within the meaning of the *British Columbia Company Act*. On January 9, 1997 Tenke filed Articles of Amendment to change its name from Consolidated Eurocan Ventures Ltd. to Tenke Mining Corp. Effective June 22, 1999, the common shares of Tenke were consolidated on a five for one basis.

Tenke's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, BC V6C 3K4 and its head office is located at Suite 2101, 885 West Georgia Street, Vancouver, BC V6C 3E8.

Tenke is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Following completion of the Arrangement, Tenke will be a wholly-owned subsidiary of Lundin Mining and former Tenke Shareholders will receive common shares in the capital of Lundin Mining (the "**Lundin Mining Shares**") and Suramina shares as more particularly described in Tenke's management information circular dated May 18, 2007 ("**Tenke's Information Circular**"). Lundin Mining will make application for Tenke to cease to be a reporting issuer in all jurisdictions in which it is currently reporting. The common shares of Tenke (the "**Tenke Shares**") are listed and posted for trading on the TSX under the symbol "TNK".

Corporate Structure

The following diagram illustrates the current intercorporate relationships among Tenke's active subsidiaries, which are owned directly or indirectly by Tenke.


Tenke Mining Corp.
(Canada)
100%
100%
Frontera Holdings
(Bermuda) I Ltd.
(Bermuda)
Tenke Holdings Ltd.
(Bermuda)
100%
30%
Frontera Holdings
(Bermuda) II Ltd.
(Bermuda)
10%
TF Holdings Ltd.
(Bermuda)
70%
Phelps Dodge Katanga
Corporation
(Delaware, USA)
90%
100%
Desarrollo de
Prospectos Mineros
SA (Argentina)
(Argentina)
Minera Frontera
del Oro SCM
(Chile)
100%
100%
100%
100%
100%
Chui Ltd.
(Bermuda)
Faru Ltd.
(Bermuda)
Mboko Ltd
(Bermuda)
Mofia Ltd.
(Bermuda)
Tembo Ltd.
(Bermuda)
0.5%
0.5%
0.5%
0.5%
0.5%
80%
Gécamines
17.5%
Tenke Fungurume
Mining Corp.
SARL
(DRC)
2.5%

Business Overview

Tenke is a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties. Tenke has two key assets; its minority interest in the Tenke Fungurume copper/cobalt project in Katanga Province, Democratic Republic of Congo (the "**DRC**"), which is held indirectly through its subsidiary, Tenke Holdings Ltd., and a large portfolio of strategically located gold and base metal exploration properties in central and southern Argentina and central Chile, most of which properties are majority controlled by Tenke and are held indirectly through its subsidiaries, Desarrollo de Prospectos Mineros SA and Minera Frontera del Oro SCM. Over the last several years, Tenke has focused its activities on advancing the Tenke Fungurume copper/cobalt project to the maximum extent that conditions within the DRC would allow in parallel with enhancing the value of and expanding Tenke's South American copper/gold exploration properties.

General Development of the Business

Information regarding the general development of the business of Tenke is set forth under the heading, Item 3, General Development of the Business, in the Tenke AIF.

Principal Properties

Information regarding Tenke's principal properties is set forth under the heading entitled, Item 4, Narrative Description of the Business, in the Tenke AIF.

Interests of Experts

Information of an economic (including economic analysis) scientific or technical nature in respect of Tenke's South American mineral projects and properties (and what will be Suramina's mineral projects and properties) is contained in this Joint Disclosure Booklet and/or Tenke's Information Circular based upon the "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Nilsson Mine Service Ltd. and Geosystems International, each of whom is a "qualified person" for the purposes of National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, of the Canadian Securities Administrators ("**NI 43-101**").

The fairness opinion annexed as part of Tenke's Information Circular was prepared by Dundee Securities Corporation, financial advisor to the Tenke Independent Committee.

The Canadian tax disclosure contained in Tenke's Information Circular under the heading "Canadian Federal Income Tax Considerations" was prepared by Thorsteinssons LLP.

The Canadian securities disclosure contained in Tenke's Information Circular dated under the heading "Securities Laws Information for Canadian Shareholders" was prepared by Cassels Brock & Blackwell LLP.

The U.S. tax disclosure and the U.S. securities law disclosure contained under the headings "United States Federal Income Tax Considerations" and "Securities Laws Information for U.S. Shareholders" in Tenke's Information Circular was prepared by Shearman & Sterling LLP.

Each of the above named experts has advised Tenke that they, as a group, own beneficially, directly or indirectly, less than one percent of the outstanding Tenke Shares at the time they provided their respective opinions.

The consolidated financial statements of Tenke as at and for the years ended December 31, 2006 and 2005 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants who advise that they are independent of Tenke in accordance with the professional standards of the Institute of Chartered Accountants of British Columbia.

Description of Share Capital

A description of the share capital of Tenke is included in the Tenke AIF, under the heading, Item 6, General Description of Share Capital.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Tenke as at March 31, 2007.

Designation	Authorized	Outstanding as at March 31, 2007 (unaudited)
Common Shares[(1)(2)(3)(4)]	Unlimited	US$355,672,918 (59,855,829 shares)

Notes:

(1) As at the date hereof, Tenke has outstanding incentive stock options to acquire 787,500 Tenke Shares at exercise prices ranging from CDN$4.67 to CDN$15.35 (as at March 31, 2007, Tenke had outstanding incentive stock options to acquire 1,136,500 Tenke Shares at exercise prices ranging from CDN$2.45 to CDN$15.35).

(2) Following the Arrangement, all the issued and outstanding Tenke Shares will be held by Lundin Mining and current Tenke Shareholders will hold Lundin Mining Shares and Suramina Shares as more particularly described in Tenke's Information Circular.

(3) Following the Arrangement, each outstanding Tenke incentive stock option will be exercisable for 1.73 Lundin Mining Shares and the expiry dates thereof will be amended for optionees who cease to be eligible.
(4) A description of the share capital of Tenke is included in the Tenke AIF, under the heading, Item 6, General Description of Share Capital.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Tenke, or associates or affiliates of said persons, have been indebted to Tenke at any time since the beginning of the last completed financial year of Tenke.

Principal Shareholders

Information regarding the principal shareholders of Tenke is included under the heading "Voting Securities and Principal Holders Thereof" in Tenke's management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Rights to Purchase Securities

The only persons having a right to purchase securities of Tenke are those persons who have been granted incentive stock options pursuant to the Tenke stock option plan (the "**Plan**") which was initially established by the Tenke Board on February 10, 1994 (approved by Tenke Shareholders on March 17, 1994) and most recently amended by the Tenke Board on March 26, 2007 (approved by Tenke Shareholders on May 11, 2007). As at December 31, 2006 there were options outstanding under the Plan to acquire 1,747,500 Tenke Shares, representing approximately 3% of Tenke's issued and outstanding share capital. The major features of the Plan as it currently exists and the proposed amendments to the Plan as approved by the Tenke Board on March 26, 2007 are set forth under the headings "Incentive Stock Option Plan" and "Particulars of Other Matters to be Acted Upon – Amendments to Stock Option Plan" in Tenke's management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Escrowed Shares

There are no escrowed Tenke Shares.

Prior Sales

The following table sets forth the particulars of the prior sales of securities of Tenke from treasury during the past 12 months.

Date of Issue	Number of Tenke Shares	Price Per Security (CDN$)	Aggregate Consideration (CDN$)
2006			
January 18	5,000	$2.45	12,250
January 26	6,100	$2.45	14,945
March 9	10,000	$2.45	24,500
March 23	8,000,000 [(1)]	$12.90	103,200,000
April 26	3,500	$2.45	8,575
April 27	25,000	14,000 @$2.45; 11,000 @$3.10	68,400
May 1	4,000	$3.10	12,400
May 2	68,500	8,500 @$2.45; 60,000 @$3.10	206,825
May 5	1,200	$3.10	3,720
May 10	18,500	13,500 @$2.45; 5,000 @$3.10	48,575
May 11	13,500	3,500 @$2.45; 10,000 @$3.10	39,575
May 12	3,000	$3.10	9,300
May 16	31,000	$3.10	96,100
May 19	5,000	$3.10	15,500
May 24	2,000	$3.10	6,200
June 12	1,900	$2.45	4,655
July 7	1,100	$3.10	3,410
August 8	3,000	$3.10	9,300
October 10	200,000	$9.64	1,928,000
October 24	8,100	$2.45	19,845
November 1	8,000	3,000 @$2.45; 5,000 @$3.10	22,850
November 2	11,000	$3.10	34,100
December 7	25,000	$9.64	241,000
December 12	100,000	$2.40	240,000
December 18	700	$3.10	2,170
December 19	3,000	$3.10	9,300
December 27	85,000	25,000 @$2.45; 60,000 @$9.64	639,650
2007			
January 4	36,000	9,000 @$2.45; 27,000 @$3.10	105,750
January 5	2,400	$9.64	23,136
January 8	200,000	$2.45	490,000
January 9	75,000	$3.10	232,500
January 9	5,000	$2.45	12,250
January 10	250,000	50,000 @$3.10; 200,000 @$9.64	2,083,000
February 5	120,000	$3.10	372,000
February 22	17,600	$9.64	169,664
March 12	5,000	$9.64	48,200
April 10	100,000	$9.64	964,000
April 13	2,000	$2.45	4,900
April 16	190,000	90,000 @ $3.10; 100,000 @ $2.45	524,000
April 17	22,000	12,000 @ $3.10; 10,000 @ $2.45	61,700
April 18	30,000	15,000 @ $9.64; 15,000 @ $3.10	191,100

Notes:

(1) These Tenke Shares were issued on a private placement basis.

(2) With the exception of the Tenke Shares referred to in (1) above, the remaining Tenke Share issuances were made pursuant to the exercise of incentive stock options issued under the Plan.

Market for Securities

The following table sets forth the high and low prices and trading volumes of the Tenke Shares on the TSX for the periods indicated. The quotations reported are from published financial sources.

	Price Range		
Month	High (CDN)	Low (CDN)	Volume
2007			
January 2007	17.50	13.82	2,453,737
February 2007	16.79	14.55	3,379,696
March 2007	17.84	14.63	10,388,344
April 2007	26.80	17.59	38,326,839
May 1-21			
2006			
January – March	13.91	9.15	4,897,235
April – June	16.61	10.25	11,387,145
July – September	14.00	10.12	4,533,287
October – December	18.10	10.45	8,292,431
2005			
April – June	5.62	4.36	6,570,000
July – September	9.30	4.57	12,000,000
October – December	9.88	8.58	9,520,000

The closing price of the Tenke Shares on the TSX on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was CDN$19.53. The closing price of the Tenke Shares on May 17, 2007, was CDN$23.10.

Dividend Record

To date, Tenke has not paid any dividends on its outstanding Tenke Shares.

Directors and Officers

Information with respect to the current directors and officers of Tenke is included in the Tenke AIF, under the heading, Item 8, Directors and Officers.

Executive Officers' and Directors' Compensation

Information regarding the compensation of Tenke's directors and executive officers is set forth under the headings "Executive Compensation" and "Compensation of Directors" in Tenke's management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Summary Financial Information

Tenke selected financial information:

Reference is made to the audited annual consolidated financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto. A summary of that information is set out below:

In US$	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Statement of Operations Data ($000's)			
Total Revenue	$ -	$ -	$ -
Net Loss	$ (5,696)	$ (2,700)	$ (2,164)
Data per Common Share ($)			
Basic and Diluted Net Loss	$ (0.10)	$ (0.06)	$ (0.05)
Balance Sheet Data ($000's)			
Cash and cash equivalents	$94,449	$12,173	$5,750
Total Assets	$213,940	$127,520	$114,696
Long Term Liabilities	$ -	$ -	$ -
Shareholders' equity	$212,747	$125,084	$114,199

Reference is made to the unaudited interim consolidated financial statements of Tenke as at March 31, 2007 and March 31, 2006 and for the three months ended March 31, 2007 and March 31, 2006, together with the notes thereto, which is incorporated by reference in this Information Circular. A summary of that information is set out below:

In US$	Three months ended March 31, 2007 (Unaudited)	Three months ended March 31, 2006 (Unaudited)
Statement of Operations Data ($000's)		
Total Revenue	$ -	$ -
Net Loss	$ (295)	$ (1,720)
Data per Common Share ($)		
Basic and Diluted Net Loss	$ (0.00)	$ (0.03)

	March 31, 2007 (Unaudited)
Balance Sheet Data ($000's)	
Cash and cash equivalents	$ 94,275
Total Assets	$ 217,497
Long Term Liabilities	$ -
Shareholders' equity	$ 216,466

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to management's discussion and analysis of financial condition and results of operations for the unaudited interim consolidated financial statements of Tenke as at and for the three months ended March 31, 2007 and for the audited consolidated financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto.

Auditors, Registrar and Transfer Agent

The auditors of Tenke are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

The registrar and transfer agent for the Tenke Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Material Contracts

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by Tenke in the two years immediately prior to the date hereof that can reasonably be regarded as presently material is the Business Combination Agreement dated April 10, 2007 among Tenke, Suramina and Lundin Mining, which is filed on SEDAR at www.sedar.com.

Risk Factors

For risk factors associated with the activities of Tenke, see "Risk Factors" at pages 32-35 of the Tenke AIF.

Legal Proceedings

For a description of legal proceedings to which Tenke is a party or of which its properties is the subject, see "Legal Proceedings" at page 38 of the Tenke AIF.

Additional Information

Additional information relating to Tenke is available under Tenke's profile on the SEDAR website at www.sedar.com. Financial information in respect of Tenke and its affairs is provided in Tenke's annual audited consolidated financial statements as at and for the financial year ended December 31, 2006 and the interim unaudited consolidated financial statements as at and for the period ended March 31, 2007, and the related management's discussion and analysis ("**MD&A**"). Copies of Tenke's financial statements and MD&A are available upon request from Tenke by contacting the Corporate Secretary of Tenke at 2101 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: (604) 689-7842; fax: (604) 689-4250.

INFORMATION CONCERNING LUNDIN MINING CORPORATION

NOTE TO READERS

The disclosure contained herein has been prepared prior to giving effect to the Arrangement.

DOCUMENTS CONCERNING LUNDIN MINING INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lundin Mining at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4 (telephone: 604-689-7077) or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Joint Disclosure Booklet contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Lundin Mining's head office at the above-mentioned address and telephone number. Financial information respecting Lundin Mining is provided in Lundin Mining's financial statements and management's discussion and analysis.

For further information regarding Lundin Mining, please refer to the following documents which have been filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Joint Disclosure Booklet:

(a) the annual information form of Lundin Mining for the year ended December 31, 2006, dated March 31, 2007 (the "**Lundin Mining AIF**");
(b) audited annual consolidated financial statements of Lundin Mining as at and for the years ended December 31, 2006 and 2005, together with the auditors' reports thereon;
(c) audited annual consolidated financial statements of Lundin Mining for the year ended December 31, 2004, together with the auditors' report thereon.
(d) management discussion and analysis of results of Lundin Mining relating to the annual consolidated financial statements referenced in (b) and (c) above;
(e) unaudited interim consolidated financial statements of Lundin Mining for the three month periods ended March 31, 2007 and March 31, 2006;
(f) management discussion and analysis of result of Lundin Mining relating to the interim consolidated financial statements referenced in (e) above;
(g) management information circular of Lundin Mining dated as of September 20, 2006 prepared in respect of Lundin Mining's October 19, 2006 special meeting of shareholders called to consider Lundin Mining's merger with EuroZinc Mining Corporation ("**EuroZinc**");
(h) management information circular of Lundin Mining dated as of April 26, 2006 prepared in respect of Lundin Mining's May 31, 2006 annual meeting of shareholders
(i) material change report of Lundin Mining dated April 4, 2007 regarding Lundin Mining entering into a definitive support agreement with Rio Narcea Gold Mines, Ltd. ("**Rio Narcea**") pursuant to which Lundin Mining agreed to make an offer to acquire all of the outstanding common shares and warrants of Rio Narcea;
(j) material change report of Lundin Mining dated April 11, 2007 regarding Lundin Mining entering into the business combination agreement dated as of April 10, 2007 with Tenke and Suramina;
(k) material change report of Lundin Mining dated April 12, 2007 regarding updated exploration activities and results for Lundin Mining's projects in Ireland, Sweden, Portugal and Spain;
(l) the news release of Lundin Mining filed April 17, 2007 announcing operating results for the three months ended March 31, 2007;

(m) offer and take-over bid circular of Lundin Mining dated April 20, 2007 in respect of Lundin Mining's offer to acquire all of the outstanding common shares and warrants of Rio Narcea;
(n) material change report of Lundin Mining dated April 20, 2007 regarding the mailing of the offer and circular in respect of Lundin Mining's offer to acquire all of the outstanding common shares and warrants of Rio Narcea;
(o) the news release of Lundin Mining filed May 10, 2007 announcing further investment by Lundin Mining in Sunridge Gold Corp.;
(p) the news release of Lundin Mining filed May 10, 2007 announcing financial results for the three months ended March 31, 2007;
(q) audited annual consolidated financial statements of Rio Narcea Gold Mines Ltd. for the year ended December 31, 2006 together with the auditor's report thereon; and
(r) unaudited interim consolidated financial statements of Rio Narcea Gold Mines Ltd. for the three month period ended March 31, 2007.

Any material change reports (excluding confidential reports), comparative interim consolidated financial statements, comparative annual consolidated financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by Lundin Mining with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Joint Disclosure Booklet and prior to the completion of the Arrangement shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Disclosure Booklet to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Disclosure Booklet.

BUSINESS OF LUNDIN MINING

General

Lundin Mining was incorporated pursuant to the *Canada Business Corporations Act* under the name "South Atlantic Diamonds Corp." on September 9, 1994. Lundin Mining changed its name to "South Atlantic Resources Ltd." on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, Lundin Mining changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of Lundin Mining on January 23, 2002. In connection with the listing of its common shares on the TSX effective August 12, 2004, Lundin Mining changed its name to "Lundin Mining Corporation".

Effective October 31, 2006 Lundin Mining merged with EuroZinc, with the resulting entity known as "Lundin Mining Corporation". Lundin Mining and EuroZinc subsequently amalgamated effective November 30, 2006.

On January 22, 2007, Lundin Mining announced a three-for-one subdivision of the Lundin Mining Shares. The Lundin Mining Shares commenced trading on a subdivided basis on February 1, 2007 on the TSX and on February 9, 2007 on AMEX. Lundin Mining's Swedish Depository Receipts commenced trading on a subdivided basis on the SSE on February 1, 2007. The three-for-one subdivision was payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007, granting all such shareholders two additional common shares for every common share of Lundin Mining held.

Lundin Mining's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. Lundin Mining's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. Lundin Mining also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

Corporate Structure

The following diagram illustrates the current intercorporate relationships among Lundin Mining and its subsidiaries.


Lundin Mining Corporation
(Canada)
100%
Lundin Mining AB
(Sweden)
100%
South Atlantic (Bermuda) I Ltd.
(Bermuda)
100%
Barinas Enterprises
(Cyprus)
100%
6565522 Canada Inc.
(Canada)
100%
Zinkgruvan Mining AB
(Sweden)
50%
Galmoy Mines Ltd.
(Ireland)
50%
100%
Zinc Holdings
(Cyprus)
99.86%
Pirites Alentejanas, S.A
(Portugal)
100%
Lundin Mining Exploration AB
(Sweden)
50%
Lundin Zinc Ltd.
(Ireland)
50%
100%
0766284 B.C. Ltd.
(Canada)
100%
North Atlantic Natural Resources AB
(Sweden)
Somincor S.A.
(Portugal)
100%
16.1%
Sunridge Gold Corp.
(Canada)
100%
Lundin Mining Ltd.
(Ireland)
100%
AGC Minas de Portugal
(Portugal)
4.6%
Mantle Resources Inc.
(Canada)
100%
Lundin Resources Ltd.
(Ireland)
100%
Lundin Mining Exploration Ltd.
(Ireland)
100%
Lundin Mining Exploration S.L. Sociedad Unipersonal
(Spain)
49%
Morales (Overseas) Ltd.
(Cyprus)
100%
Ozerny GOK OAO
(Russia)
100%
Techprominvest OOO
(Russia)
19.9%
Union Resources Limited
(Australia)

Business Overview

Lundin Mining, through various direct and indirect wholly-owned subsidiaries, holds interests in several base metal, silver and gold mining and mineral exploration properties in Sweden, Ireland, Portugal, Finland, Spain, Russia and Canada.

Lundin Mining owns, indirectly, 100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan Mine, which is located approximately 200 kilometers southwest of Stockholm, Sweden. The Zinkgruvan Mine is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. Lundin Mining also engages in exploration activities within and near to the mine with the objective of adding new mineral resources.

Lundin Mining also owns, indirectly, 100% of the outstanding shares of Galmoy Mines Ltd. ("**Galmoy**"). Galmoy is an Irish mining and exploration company the main asset of which is the Galmoy Mine located in County Kilkenny, Ireland. The Galmoy mine was consolidated into Lundin Mining following the formal merger with ARCON International Resources p.l.c. in May 2005. Construction of the mine began in 1995 and production in 1997. The primary metal produced is zinc, with lead and silver obtained as by-products. Through its indirect wholly-owned subsidiary, Lundin Mining Exploration Ltd., Lundin Mining also engages in zinc/lead exploration activities in Ireland including on the Galmoy block licenses and on several prospecting licenses in other parts of Ireland.

Lundin Mining's wholly-owned subsidiary, Lundin Mining AB, owns 100% of the outstanding shares of North Atlantic Natural Resources AB ("**NAN**"). NAN engages in mining in Sweden, owns and operates a zinc/copper mine in the Skellefte district of Sweden known as the Storliden Mine, and also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometers from the Storliden Mine.

Lundin Mining also has a 49% interest in Morales (Overseas) Ltd. ("**Morales**"), a Cyprus joint venture company, the remainder of which is owned by IFC Metropol, a Russian financial institution. Morales was formed to develop the Ozernoe zinc deposit located in the Republic of Buryatia, in the Russian Federation, and to operate the resulting mine. The Ozernoe project is one of the largest undeveloped zinc/lead projects in the world.

Lundin Mining's wholly owned subsidiary, Lundin Mining AB, acquired in June, 2006 through public auction, the Toral zinc/lead/silver property in northwestern Spain. Lundin Mining AB has been granted an exclusive three-year investigation permit for the Toral project by the Territorial Service of Industry, Commerce and Tourism of the Autonomous Community of Castile and León. The 28.5 sq. km, 100% owned Lundin Mining property is located 400 km northwest of Madrid, near to the regional city of Ponferrada. This advanced exploration project has a significant historic zinc/lead/silver resource and was acquired through a public bidding process. The government authority chose Lundin Mining's three-year work proposal as the winning bid.

Following its amalgamation with EuroZinc in 2006, Lundin Mining also owns, indirectly, 100% of the outstanding shares of Sociedade Mineira de Neves-Corvo, S.A. ("**Somincor**") and 99.99% of the outstanding shares of Pirites Alentejanas, S.A. ("**PA**"). Somincor is a Portuguese mining and exploration company, the main asset of which is the Neves-Corvo copper mine in Portugal. Neves-Corvo is an operating underground mine in Portugal that has been a significant producer of copper since 1989. Zinc production at EuroZinc's Neves-Corvo mine commenced in July 2006.

PA is a Portuguese holding company that holds the Aljustrel mining license and operating permits and the assets of the Aljustrel project. The Aljustrel project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to

produce an estimated 1.8M tonnes per annum of zinc, lead, copper and silver ore. The work has been done to the level of a final feasibility study.

Lundin Mining conducts its exploration independently, principally through Lundin Mining Exploration AB, its wholly-owned subsidiary, as well as through joint venture agreements. With the exception of the Storliden, Zinkgruvan, Galmoy and Neves-Corvo mines and the Aljustrel project, Lundin Mining's properties are in the exploration stage without any assurance that commercially viable mineral deposits or reserves exist until further work is done and a final evaluation concludes economic feasibility. Lundin Mining also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world.

General Development of the Business

Information regarding the general development of the business of Lundin Mining is set forth under the heading, Item 3, Business of the Issuer, in the Lundin Mining AIF.

On April 20, 2007, Lundin Mining, through 0766284 B.C. Ltd, its wholly-owned subsidiary, made a formal offer to acquire all of the outstanding common shares and warrants of Rio Narcea (the "**Offer**"). The Offer expires at 6:00 p.m. (Eastern time) on May 29, 2007, unless withdrawn or extended by Lundin Mining. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the expiry time not less than 66⅔% of the outstanding Rio Narcea shares, calculated on a fully-diluted basis.

Rio Narcea is engaged in the acquisition, exploration, development and operation of base and precious metal properties in Spain, Portugal and Mauritania. It currently produces nickel and copper at is Aguablanca mine in southern Spain and is completing construction of the Tasiast gold project in Mauritania. Rio Narcea was incorporated under the CBCA on February 22, 1994. Its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2. Its principal operations office is at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain. Rio Narcea's outstanding common shares are listed and posted for trading on the TSX under the symbol "RNG" and on AMEX under the symbol "RNO". Rio Narcea's outstanding warrants are posted for trading on the TSX under the symbol "RNG.WT".

Lundin Mining has entered into an option agreement dated April 3, 2007 with Red Back Mining Inc. ("**Red Back**") pursuant to which Lundin Mining has granted Red Back the option, subject to certain conditions, including that Lundin Mining acquires not less than 50.1% of the shares of Rio Narcea on a non-diluted basis pursuant to the Offer, to acquire a 100% interest in Rio Narcea's Tasiast gold project in Mauritania, West Africa. In consideration for the 100% interest in the Tasiast gold project, Red Back will pay Lundin Mining US$225 million in cash and assume US$42.5 million in debt related to the Tasiast project.

Further information regarding the business and operations of Rio Narcea and the terms and conditions of the Offer is contained in the offer and take-over bid circular of Lundin Mining dated April 20, 2007, a copy of which is filed under Rio Narcea's SEDAR profile on the SEDAR website at www.sedar.com. Also refer to the pro-forma consolidated financial statements of Lundin Mining attached to this Joint Disclosure Booklet, which assume completion of the Offer as at March 31, 2007 and January 1, 2006 for the balance sheet and statement of operations, respectively.

Principal Properties

Lundin Mining's principal mineral properties are the Zinkgruvan, Storliden, Galmoy and Neves-Corvo mines and the Aljustrel and the Ozernoe projects. Information regarding Lundin Mining's principal

properties is set forth under the heading entitled, Item 4, Narrative Description of the Business, in the Lundin Mining AIF, which is incorporated by reference herein.

Experts

Information of an economic (including economic analysis), scientific or technical nature in respect of Lundin Mining's principal mineral projects and properties contained or incorporated by reference in this Joint Disclosure Booklet and/or Lundin Mining's management information circular dated May 18, 2007 is based upon the following technical reports, each of which was authored by an independent, "qualified person" within the meaning of NI 43-101 of the Canadian Securities Administrators, and is available for review on the SEDAR website located at www.sedar.com under Lundin Mining's profile:

1. "Technical Report on the Storliden mine, Sweden" dated February 2005, prepared by Adam Wheeler, C. Eng., Eur. Ing.
2. "A Technical Review of the Zinkgruvan mine in South-Central Sweden for South Atlantic Ventures" dated March 31, 2004, prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers.
3. "Ore Reserves and Mineral Resources of the Zinkgruvan mine in South-Central Sweden" dated December 31, 2004, prepared by Lars Malmström, Chief Geologist of Zinkgruvan Mining AB and Per Hedström, Senior Geologist of Zinkgruvan Mining AB.
4. "A Technical Report of the Galmoy mine and Prospecting Licences held by Arcon in the Irish Midlands – Republic of Ireland for Lundin Mining Corporation", dated April 22, 2005, prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers.
5. Independent technical report on the Neves-Corvo copper mine dated May 7, 2004, prepared by Wardell Armstrong International.
6. "March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study – June 2000" dated May 10, 2004.
7. "Technical Report on the Aljustrel Project, Portugal" dated March 31, 2006, prepared by Garnet L. Dawson, P.Geo.
8. "Technical Report, Estação Deposit, Aljustrel, Portugal" dated March 31, 2007, prepared by N. Burns, P.Geo.
9. "Technical Report on the Norrliden Resource Estimation, Sweden" dated May 30, 2006, prepared by Adam Wheeler, C. Eng., Eur. Ing.

The fairness opinion dated as of April 10, 2007 annexed as part of Lundin Mining's Information Circular was prepared by GMP Securities L.P., financial advisor to the Lundin Mining Independent Committee.

Each of the above named experts has advised Lundin Mining that they, as a group, own beneficially, directly or indirectly, less than one percent of the outstanding Lundin Mining Shares at the time they provided their respective opinions or reports, as applicable.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2006 have been audited by PricewaterhouseCoopers LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants, British Columbia.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2005 have been audited by KPMG LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants, Ontario.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants of British Columbia.

Description of Share Capital

A description of the share capital of Lundin Mining is set forth under the heading, Item 6, General Description of Share Capital, in the Lundin Mining AIF.

Consolidated Capitalization

The following tables set forth the consolidated capitalization of Lundin Mining as at March 31, 2007:

Designation	Authorized	Outstanding as at March 31, 2007 (unaudited)
Common Shares(1)(2)	Unlimited	286,037,718 common shares $1,897,447,000

Notes:

(1) As at the date hereof, Lundin Mining has outstanding incentive stock options, warrants and other rights to acquire 2,131,070 Lundin Mining Shares at exercise prices ranging from CDN$2.10 to CDN$14.97.

(2) A description of the share capital of Lundin Mining is included in the Lundin Mining AIF, under the heading, Item 7, Description of Share Capital.

Indebtedness of Directors and Executive Officers

None of the current or former directors or executive officers of Lundin Mining or its subsidiaries, or associates or affiliates of such persons, are or have been indebted to Lundin Mining at any time since the beginning of the last completed fiscal year of Lundin Mining.

Principal Shareholders

To the knowledge of the directors and officers of Lundin Mining, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Lundin Shares as at April 20, 2007 are as follows:

Name and Address	Number of Shares	Percentage of Issued Capital
The Estate of Adolf H. Lundin(1) Geneva, Switzerland	33,243,230	11.61%

Note:

(1) These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin.

Options to Purchase Securities

Lundin Mining has established a stock option plan (the "**Lundin Option Plan**") for the benefit of the employees, officers, directors and consultants of Lundin Mining and its subsidiaries. A summary of the principal terms of the Lundin Option Plan is contained in the management information circular of Lundin Mining dated as of April 26, 2006 in respect of Lundin Mining's May 31, 2006 annual meeting of shareholders.

The following table sets out details of Lundin Mining stock options outstanding as of May 18, 2007.

Holders	No. of Shares	Exercise Price	Expiry Date
Officers of Lundin Mining	90,000	$ 7.39	14-Feb-08
	120,000	$ 12.70	17-Jan-09
	120,000	$ 14.97	3-Apr-09
	330,000		
Officers of Subsidiaries of Lundin Mining	15,000	$ 7.39	14-Feb-08
	30,000	$ 12.70	17-Jan-09
	114,240	$ 9.80	10-Oct-11
	159,240		
Directors of Lundin Mining (who are also Officers):	57,120	$ 2.28	5-Jul-10
	142,800	$ 10.15	11-May-11
	142,800	$ 9.14	12-Jun-11
	342,720		
Directors of Subsidiaries of Lundin Mining	Nil		
Employees of Lundin Mining	28,560	$ 2.28	27-May-10
	42,842	$ 2.28	5-Jul-10
	9,520	$ 2.87	22-Aug-10
	22,848	$ 3.33	15-Nov-10
	85,680	$ 9.14	12-Jun-11
	47,600	$ 9.14	5-Jul-11
	66,640	$ 9.80	10-Oct-11
	90,000	$ 13.61	30-Apr-09
	393,690		
Employees of Subsidiaries of Lundin Mining	82,500	$ 4.22	8-Nov-07
	75,000	$ 10.80	8-Apr-08
	150,000	$ 12.49	19-Oct-08
	15,000	$ 12.70	17-Jan-09
	105,000	$ 13.00	24-Feb-09
	240,858	$ 2.28	5-Jul-10
	178,500	$ 9.80	10-Oct-11
	846,858		
Consultants of the Corporation	30,000	$ 4.09	8-Aug-07
	28,560	$ 2.28	5-Jul-10
	58,560		
Total Options:	**2,131,068**		

Escrowed Shares

There are no escrowed Lundin Mining Shares.

Prior Sales

The following table sets forth the particulars of the prior sales of securities of Lundin Mining from treasury during the past 12 months.

Date of Issue	Number of Lundin Mining Shares	Price Per Security	Aggregate Consideration (CDN$)
13-Jun-06	37,500	$ 2.83	$ 106,250
7-Jul-06	300,000	$ 2.58	$ 775,000
21-Aug-06	15,000	$ 4.22	$ 63,250
22-Aug-06	15,000	$ 24.22	$ 63,250
23-Aug-06	15,000	$ 4.22	$ 63,250
29-Aug-06	15,000	$ 4.22	$ 63,250
30-Aug-06	75,000	$ 3.83	$ 287,500
12-Sep-06	6,000	$ 4.22	$ 25,300
13-Sep-06	75,000	$ 3.83	$ 287,500
13-Oct-06	45,000	$ 4.22	$ 189,750
18-Oct-06	45,000	$ 4.22	$ 189,750
20-Oct-06	30,000	$ 4.22	$ 126,500
23-Oct-06	30,000	$ 4.22	$ 126,500
30-Oct-06	30,000	$ 4.22	$ 126,500
31-Oct-06	30,000	$ 4.22	$ 126,500
1-Nov-06	160,834,548	$ 1.36	$ 1,826,544,352
8-Nov-06	30,000	$ 4.22	$ 126,500
10-Nov-06	15,000	$ 4.22	$ 63,250
16-Nov-06	47,598	$ 2.28	$ 108,365
17-Nov-06	30,000	$ 7.39	$ 221,800
20-Nov-06	11,898	$ 2.28	$ 27,088
23-Nov-06	225,000	$ 4.09	$ 920,250
24-Nov-06	57,120	$ 9.80	$ 559,966
29-Nov-06	257,040	$ 1.34	$ 344,957
8-Dec-06	9,000	$ 4.22	$ 37,950
12-Dec-06	19,041	$ 9.80	$ 186,665
14-Dec-06	5,019	$ 2.28	$ 11,427
15-Dec-06	90,000	$ 9.03	$ 813,000
19-Dec-06	8,568	$ 7.03	$ 60,233
20-Dec-06	114,240	$ 3.12	$ 356,048
21-Dec-06	36,000	$ 2.31	$ 83,160
2-Jan-07	169,020	$ 8.27	$ 1,398,302
5-Jan-07	15,000	$ 4.22	$ 63,250
8-Jan-07	14,280	$ 2.28	$ 32,511
17-Jan-07	22,848	$ 3.33	$ 76,008
19-Jan-07	225,000	$ 3.83	$ 862,500
22-Jan-07	11,424	$ 2.10	$ 23,990
23-Jan-07	4,761	$ 4.41	$ 21,012
6-Feb-07	9,540	$ 2.28	$ 21,751
7-Feb-07	15,000	$ 2.28	$ 34,150
12-Feb-07	57,120	$ 2.28	$ 130,043

Date of Issue	Number of Lundin Mining Shares	Price Per Security	Aggregate Consideration (CDN$)
20-Feb-07	150,000	$ 3.12	$ 467,500
27-Feb-07	4,500	$ 2.28	$ 10,245
28-Feb-07	75,000	$ 3.83	$ 287,500
9-Mar-07	300,000	$ 3.83	$ 1,150,000
15-Mar-07	164,160	$ 2.82	$ 463,651
9-Apr-07	63,320	$ 7.15	$ 453,044
10-Apr-07	123,284	$ 3.92	$ 482,908
12-Apr-07	15,000	$ 4.22	$ 63,249
13-Apr-07	38,080	$ 9.80	$ 373,184
18-Apr-07	14,280	$ 9.80	$ 139,944
20-Apr-07	17,020	$ 3.46	$ 58,947
24-Apr-07	19,040	$ 2.28	$ 43,348
Total	**164,081,249**	**$ 11.21**	**$ 1,839,742,098**

(1) The Lundin Mining Shares commenced trading on a one-to-three subdivided basis effective February 1, 2007.

Market for Securities

The Lundin Mining Shares are listed on the TSX under the symbol "LUN" and on AMEX under the symbol "LMC", and its Swedish Depositary Receipts trade on the SSE under the symbol "LUMI". The following table sets forth the high and low prices and trading volumes of the Lundin Mining Shares on the TSX and AMEX and the Swedish Depositary Receipts on the SSE for the periods indicated. The quotations reported are from published financial sources.

TSX – Common Shares

	Price Range (CDN$) High	Low	Trading Volume (000's)
2006			
May	$43.92	$27.34	1,838
June	$33.30	$24.15	1,683
July	$33.96	$28.38	469
August	$35.75	$31.30	2,425
September	$34.50	$27.35	2,667
October	$41.22	$28.05	3,905
November	$45.20	$36.84	26,742
December	$43.70	$39.37	8,795
2007			
January	$44.27	$37.00	13,208
February(1)	$13.66	$11.73	38,898
March	$13.08	$11.14	27,868
April	$15.84	$12.75	69,074
May 1 - 18	$14.70	$13.14	22,561

Note (1) – The Lundin Mining Shares commenced trading on TSX on a one-to-three subdivided basis effective February 1, 2007.

AMEX – Common Shares

	Price Range (US$)		Trading Volume (000's)
	High	Low	
2006			
May	-	-	-
June	-	-	-
July	-	-	-
August	-	-	-
September	-	-	-
October	-	-	-
November	$39.93	$32.11	34,256
December	$37.78	$34.31	13,980
2007			
January	$36.85	$31.37	17,926
February (2)	$11.60	$9.96	14,688
March	$11.30	$9.44	10,817
April	$13.78	$11.02	32,464
May 1 - 15	$13.28	$11.86	12,596

Note 2 – The Lundin Mining Shares commenced trading on AMEX on a one-to-three subdivided basis effective February 9, 2007. The share price and trading volume between February 1, 2007 and February 8, 2007 is adjusted as though the subdivision occurred on February 1, 2007.

SSE – Swedish Deposit Receipts

	Price Range (SEK)		Trading Volume (000's)
	High	Low	
2006			
May	293.0	147.0	17,860
June	218.0	155.0	10,248
July	217.5	186.0	5,934
August	233.5	198.0	4,634
September	228.0	183.5	10,588
October	267.5	186.5	13,070
November	288.5	229.0	21,121
December	261.0	233.5	7,854
2007			
January	259.5	217.0	14,345
February (3)	81.0	70.3	23,822
March	78.8	68.5	18,698
April	96	76.5	37,504
May 1 – 11	89.8	81.0	11,547

Note 3 – The Lundin Mining Swedish Depositary Receipts commenced trading on SSE on a one-to-three subdivided basis effective February 1, 2007.

The closing price of the Lundin Mining Shares on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was CDN$14.88 on the TSX and US$13.00 on AMEX. The closing price of the Swedish Deposit Receipts on the SSE on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was SEK90.50.

Dividend Record

Lundin Mining has not paid dividends on the Lundin Mining Shares in the last five years and it has no present intentions of paying any dividends on the Lundin Mining Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of Lundin Mining will determine if and when dividends should be declared and paid in the future, based on Lundin Mining's financial position at the relevant time.

Directors and Officers

Information with respect to the current directors and officers of Lundin Mining is included in the Lundin Mining AIF, under the heading, Item 9, Directors and Officers. Lundin Mining shareholders will elect new directors for the ensuing year at Lundin Mining's annual and special meeting of shareholders to be held on June 18, 2007. Information regarding the nominees for election as directors of Lundin Mining is included in Lundin Mining's management information circular dated May 18, 2007 under the heading "Election of Directors".

Executive Officers' and Directors' Compensation

Information regarding the compensation of Lundin Mining's directors and executive officers and directors is set forth under the headings "Executive Compensation" and "Compensation of Directors" respectively in Lundin Mining's management information circular dated May 18, 2007 relating to the annual and special meeting of Lundin Mining shareholders to be held on June 18, 2007.

Summary Financial Information

	Years ended December 31,		
	2006	2005	2004
Total Sales	$ 539,729	$ 192,073	$ 39,922
Net earnings	$ 152,949	$ 29,963	$ 4,764
Earnings per share - basic	$ 1.02	$ 0.26	$ 0.21
Earnings per share - diluted	$ 1.01	$ 0.26	$ 0.21
Cash and cash equivalents	$ 402,170	$ 74,409	$ 86,680
Total assets	$ 2,829,600	$ 406,814	$ 327,174
Long-term financial obligations	$ 42,851	$ 1,547	$ -
Total shareholders' equity	$ 2,129,768	$ 244,516	$ 166,348

	Three months ended March 31,	
	2007	2006
Total Sales	$ 193,920	$ 91,798
Net earnings	$ 53,708	$ 21,461
Earnings per share - basic	$ 0.19	$ 0.18
Earnings per share - diluted	$ 0.19	$ 0.17

	March 31, 2007	December 31, 2006
Cash and cash equivalents	$ 317,393	$ 402,170
Total assets	$ 2,863,143	$ 2,829,600
Long-term financial obligations	$ 43,296	$ 42,851
Total shareholders' equity	$ 2,220,458	$ 2,129,768

Selected Pro forma Financial Information

	Three months ended March 31, 2007	Twelve months ended December 31, 2006
Total Sales	$ 256,581	$ 1,175,911
Net earnings	$ 78,323	$ 336,850
Earnings per share - basic	$ 0.20	$ 0.87
Earnings per share - diluted	$ 0.20	$ 0.86

	March 31, 2007
Cash and cash equivalents	$ 514,656
Total assets	$ 4,985,031
Long-term financial obligations	$ 624,115
Total shareholders' equity	$ 3,501,404

The pro forma consolidated financial statements of Lundin Mining as at March 31, 2007 and for the three months ended March 31, 2007 and for the year ended December 31, 2006 are both attached to this Joint Disclosure Booklet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the management's discussion and analysis of financial condition and results of operations in respect of each of the audited consolidated annual financial statements of Lundin Mining for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the unaudited consolidated interim financial statements of Lundin Mining as at and for the three months periods ended March 31, 2007 and March 31, 2006.

Interest Of Informed Persons In Material Transactions

None of the persons who were directors or executive officers of Lundin Mining or a subsidiary of Lundin Mining at any time during Lundin Mining's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of Lundin Mining, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction within the three years preceding the date hereof or in any proposed transaction that has materially affected, or would materially affect, Lundin Mining or any of its subsidiaries.

Auditors, Registrar and Transfer Agent

The auditors of Lundin Mining are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

The registrar and transfer agent for the Lundin Mining Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Material Contracts

Information regarding Lundin Mining's material contracts is set forth under the heading "Material Contracts" in Lundin Mining's management information circular dated May 18, 2007 relating to the annual and special meeting of Lundin Mining shareholders to be held on June 18, 2007.

Risk Factors

For risk factors associated with the activities of Lundin Mining, see Item 6, Risk Factors, at pages 65-72 of the Lundin Mining AIF.

Legal Proceedings

Neither Lundin Mining nor its material subsidiaries or material properties are subject to any material legal proceedings.

Additional Information

Additional information relating to Lundin Mining is available under Lundin Mining's profile on the SEDAR website at www.sedar.com. Financial information in respect of Lundin Mining and its affairs is provided in Lundin Mining's audited annual consolidated financial statements as at and for the financial year ended December 31, 2006 and the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007, and the related management's discussion and analysis. Copies of Lundin Mining's financial statements and the related management's discussion and analysis are available upon request from Lundin Mining by contacting Lundin Mining's Corporate Secretary at: (i) mail at 1100 - 888 Dunsmuir Street, Vancouver, B.C., V6C 3K4; (ii) telephone at (604) 687-7077; or (iii) fax at (604) 687-7099.

INFORMATION CONCERNING SURAMINA

General

The disclosure contained herein has been prepared in contemplation of the Arrangement.

DOCUMENTS CONCERNING SURAMINA INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tenke, 2101-885 West Georgia Street, Vancouver, B.C., V6C 3E8, phone (604) 689-7842 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

For further information regarding Suramina, please refer to the following documents which are incorporated by reference herein:

(a) the Tenke AIF;
(b) the news release dated February 2, 2006 of Tenke announcing initial resource estimate at its Josemaria copper/gold porphyry project in San Juan, Argentina;
(c) the news release dated June 8, 2006 of Tenke announcing signing of investment agreement with Companhia Vale Rio Doce and its wholly-owned subsidiaries, Rio Doce Argentina S.A. and Compania Minera Latino-Americana Limitada in respect of the Las Flechas and Northern Property projects; and
(d) the news release dated May 1, 2007 of Tenke announcing updated exploration results.

The audited consolidated financial statements of Suramina as at and for the year ended December 31, 2006 and 2005, together with the notes thereto and auditors report thereon and the interim unaudited consolidated fianancial statements of Suramina as at and for the three months ended March 31, 2007 and 2006, together with the notes hereto, are both attached to this Joint Disclosure Booklet.

Corporate Structure

Suramina was incorporated as a federal corporation under the name 6749461 Canada Inc. under the *Canada Business Corporations Act* with unlimited share capital on April 5, 2007. On May 15, 2007 Suramina filed articles of amendment to amend its share capital by the creation of an unlimited number of voting, non-participating class A shares and to change its name to "Suramina Resources Inc."

Suramina's registered office is located at Scotia Plaza, Suite 2100 40 King Street West Toronto, ON M5H 3C2 and its head office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, ON, M5H 3C2.

On completion of the Arrangement, it is anticipated that Suramina will be a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Application will be made to list the Suramina Shares (as hereinafter defined) on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained.

The following diagram illustrates the contemplated corporate structure of Suramina after completion of the Arrangement:


Suramina Resources Inc.
100%
Frontera Holdings (Bermuda) I Ltd.
(Bermuda)
100%
Frontera Holdings (Bermuda) II Ltd.
(Bermuda)
10%
90%
Desarollo de Prospectos Mineros SA
(Argentina)
100%
Minera Frontera de Oro SCM
(Chile)

Business Overview

Suramina will be a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties primarily in South America. As a result of the Arrangement, Suramina will have a large portfolio of strategically located gold, silver and base metal exploration properties in central and southern Argentina and central Chile, most of which properties will be majority controlled by Suramina and will be held indirectly through what will be Suramina's subsidiaries, Desarrollo de Prospectos Mineros SA and Minera Frontera del Oro SCM.

General Development of the Business

Principal Properties

General Introduction

Suramina will hold an indirect interest, through its subsidiaries, in a land package in Argentina and Chile encompassing over one million hectares and covering many key prospective gold and base metal regions in the central and southern part of Argentina and central Chile.

During 2006, drill programs were carried out by Tenke at the Josemaria, Vicuña, and Sillimanita projects located at the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina, approximately 60 kilometres north of the Veladero/Pascua gold deposit and at El Bagual, located in Patagonia 200 kilometres northwest of the Cerro Vanguardia gold/silver mine. During the second quarter of 2006, a drill program was commenced by Tenke at the Paramillos Project, but shortly thereafter was suspended due to a lobby against exploration in the area by a competing business. During the first quarter of 2007, drilling by Tenke occurred at a new porphyry target in Chile, east of Copiapo called Los Helados and drilling continued at Josemaria and Sillimonita. It is anticipated that new projects will be activated by Suramina as exploration progresses. Also during this period, drilling by Tenke commenced at a silver/lead/zinc property called Cerro Quadrado in Santa Cruz Province, Patagonia.

There are three main types of mineralization targeted at what will be Suramina's various projects:

- Porphyry Au-Cu and high/low sulphidation bulk tonnage disseminated copper - gold mineralization (Josemaría, Vicuna, Los Helados and Las Flechas Projects)
- Low sulphidation gold vein, silver and base metal systems (San Juan, Patagonia and Tierra del Fuego properties)
- Porphyry copper/gold (Mendoza region properties)

It is anticipated that Suramina's exploration programs in South America will be (as they were previously) carried out under the direction and supervision of J. Patricio Jones, PhD. and Craig Feebrey, M.Sc. Ph.D (Geology). Dr. Jones holds a Master of Science degree in geology from Witwatersrand University and a Doctorate from La Plata University. Information and results from the exploration programs carried out on Suramina's properties will be (as they were previously) reviewed by Mr. Paul K. Conibear, P.Eng., President of Tenke, who is a "qualified person" within the meaning of this term in National Instrument 43-101 of the Canadian Securities Administrators ("**NI 43-101**").

The information in this Joint Disclosure Booklet entitled, Josemaria Project, which is of a scientific or technical nature has been derived from the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc., each of whom is a "qualified person" within the meaning of this term in NI 43-101. Copies of the report prepared by Messrs. Nilsson and Rossi are available on SEDAR at www.sedar.com under the Tenke profile.

La Rioja And San Juan Province And Chilean Projects

Josemaría Project

Property Description and Location

The Josemaria Project is Suramina's most advanced project in Argentina. The Josemaria Project is located near the northern limits of Iglesia department in northern San Juan province, northwest Argentina, at elevations ranging from 3,900 to 4,700 metres above sea level. The project is included in a larger property package referred to as the Lirio Properties, which surround the Batidero Property and are adjacent to the Vicuña Property. The entire property group comprises approximately 12,900 Ha.

During mid-2003, Tenke finalized an agreement to obtain 100% ownership of the Lirio Properties. Principal terms of the earn-in agreement between Desarrollo de Prospectos Mineros S.A. ("**Deprominsa**"), and the current underlying property holders include an initial payment of US$23,000 and staged payments aggregating US$790,000 between 2003 and 2009. In the event a mine is put into production, the underlying property holders are entitled to receive a 0.5% Net Smelter Return and an additional US$2 million within six months following the second complete year of mine operations.

The Josemaría Project is a newly discovered Au-Cu (Mo) porphyry system, controlled by the interaction of regional NNE and WNW fracture systems, and hosted in andesitic to dacitic volcanic units of middle Tertiary age. The system is bounded on the west side by an advanced argillic, epithermal system, which seems to be a retrograde late event as a result of magmatic fluid remobilization along a NNE fault corridor. Josemaria is characterized by disseminated sulphides, mineralized quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Mineralization occurs as pyrite, chalcopyrite and bornite, disseminated and in quartz veinlets, with chalcocite, pyrite and chalcopyrite on fracture surfaces.

Based on 13,697 metres of reverse circulation and diamond drilling at the project, during the 2003-2004 and 2004-2005 field seasons, Josemaria has an inferred resource of 374 million tonnes at 0.40% TCu and

0.29 g/t Au at a 0.30% Cu cutoff. Reference is made to the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc. (the "Josemaria Project Report"), in accordance with NI 43-101, a copy of which is available on SEDAR at www.sedar.com under Tenke's profile.

An update of the NI-43-101 will be completed in 2007.

Accessibility, Climate, Local Resources and Infrastructure

The Josemaria Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities, served by national paved roads, are 165 and 185 km respectively by road from the Josemaria Project. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids. The Josemaria Project is served by a 70 man camp, located at the Pirca de Bueyes Creek, some eight km to the SSE. Logistic support is based out of the city of San Juan, San Juan Province, approximately 10 hours drive from camp by four-wheel drive pick-up.

The climate is cold and windy, typical of the high Andes. Elevation of the property ranges from 3900 to 4700 metres above sea level. Terrain varies from broad flat alluvial planes one km or more in width, to rounded ridges and peaks of varying steepness. Colluvial cover thickens on lower slopes.

The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

History and Previous Work

Previous work on the Lirio Properties has been limited to regional reconnaissance and there have been no significant exploration projects previously on this land position. The discovery of the mineralised system occurred during the 2002-2003 exploration season by following anomalous talus geochemistry (Au-Cu-Mo) from the neighbouring Batidero Property to the northwest. The alteration (epithermal) system, located on the west flank of the porphyry called attention to several exploration crews before, but systematic sampling and/or geological mapping was not done at the property. The first study of such kind resulted in the identification of the concealed porphyry target by Tenke's geologists in early 2003.

Geology

The oldest known rocks in the Josemaría area outcrop in the north and west and are medium grained granites and granodiorites believed to correspond to the Permian-Triassic Carnerito Formation of the Choiyoi Group. In the central zone area are porphyritic flows of andesite-dacite composition possibly equivalent to the Tillito Formation of the Doña Ana Group. These rocks are intruded by medium to coarse grained, porphyritic granodiorites. Pyroclastics of dacitic to andesitic composition are positioned sub-horizontally above the andesitic flows. Crowning the previous sequence are volcanic sequences of basaltic to andesitic composition.

Intensely silicified, hydrothermal breccias outcrop in various parts of the property. Some of these outcrops are elongated along a NNE orientation. They contain strongly silicified clasts and matrix, vugs of iron oxides and native sulphur. Near the central zone, a series of three hydrothermal breccias have been mapped forming a line, spacing the breccia outcrops at 1000 m and oriented at approximately ESE. Two of the outcrops are elongate in a NNE direction. Tectonic breccias are also reported on the property. Some of these appear to be associated with a low angle fault(s). Toward the south is a sequence of

pyroclastic andesites, fresh to sub-propylitic, in contact with a volcanic breccia containing an andesitic matrix.

Strong lineaments grouped in WNW-ESE and NE-SW orientations cross the area. Five principal structures of regional faulting have been identified. Three have WNW-ESE orientation while the remaining two are oriented NE-SW. These structures connect the majority of colour anomalies and mineral occurrences in the area. A further N-S feature dividing the Eastern and Western Blocks is terminated and possibly translational between the WNW and NE oriented groups.

A low angle fault that reaches surface is the southeastern upper contact of the central zone granodiorite. It dips between 25° and 35° SE and is believed to wrap around to the Batidero property side of the mountain hosting Josemaría. Basaltic-andesitic volcanics above the thrust are fresh to weakly altered (propylitic) in contrast with more strongly altered units (phyllic to potassic) immediately below.

Alteration was mapped by LANDSAT imagery and by later groundwork. Potassic alteration is predominantly associated with quartz diorite intrusive in the core of the central Josemaría zone; seen in outcrop, trenches and core. This alteration is characteristic of the centre of porphyry intrusive systems. Late phyllic overprinting can result as the hydrothermal system winds down. Five mineral assemblages, identified using PIMA, are consistent with an argillic alteration suite: smectite-kaolinite-illite (Sm-Kao-Ill), smectite-halloysite (Sm-Ha), smectite-illite-silica (Sm-Ill-Si), smectite-illite (Sm-Ill) and smectite-halloysite-illite (Sm-Ha-Ill). These are interpreted as more probably associated with high-sulphidation epithermal systems in Batidero and possibly as late-stage overprinting associated with porphyries in Josemaria. Argillic alteration is predominately associated with andesite flows that host quartz veins, and in hydrothermal breccias hosted by the andesite porphyry. Three mineral assemblages identified are consistent with advanced argillic alteration: kaolinite-diaspore (Kao-Dia), alunite/alunite-quartz (Al/Al-Qz) and alunite-kaolinite (Al-Kao). This type of alteration is well developed west of the central zone and also affects the andesites and hydrothermal breccias south of the central zone. Silicic alteration, silicification and opaline quartz, has been observed in hydrothermal breccias on or near Josemaría. The silicification commonly occurs as pervasive replacement by opaline quartz in the dacites-rhyodacites. Propylitic alteration occurs regionally within this part of the Frontal Cordillera. It is locally associated with a smectite-chlorite-illite ± pyrite-carbonate (Sm-Chl-Ill) suite.

Josemaría is similar to porphyry mineralised systems found in the Maricunga belt. It is characterized by disseminated sulphides, mineralised quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Pyrite, chalcopyrite and bornite are noted as disseminated and in quartz veinlets with chalcocite, pyrite and chalcopyrite are reported on fracture surfaces. Disseminated magnetite is described as is occasional epidote. Specular hematite and magnetite are noted in quartz veinlets in the intrusive.

To the west of the central zone there are indications of a NNW trending quartz-alunite zone. This is distinguished both by a change in alteration style and geochemistry (significant increase in Au/Cu ratio). Two of the four vein styles found in a Maricunga-style system have been tentatively identified at Josemaría. These two styles are the late stage, D-type veins (pyrite with minor quartz and quartz-sericite-pyrite haloes and local tourmaline) and quartz-alunite ledges. Some elevated gold values are reported with quartz-alunite suggesting that they are late stage quartz-alunite ledges, not the early stage, barren, quartz alunite ledges also found in Maricunga Belt systems. The quartz-alunite to the WNW of the central zone is quite close to what is believed to be the core of the system. The style of mineralisation seen at Josemaría tends to be continuous, forming roughly bulbous shapes.

Exploration Activities

Five field seasons have been completed by Tenke that include significant work at the Josemaría Project.

Work during the 2002-2003 field season was a component of a larger program at the Batidero property. The grid established on Josemaría is a continuation of the grid used on Batidero. Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property and 16.68 km of CSAMT was surveyed. Two trenches, following road cuts, were sampled over 3m intervals whenever possible. Trench 1 (T1) returned 109.2m of 0.36 ppm Au (including 69m of 0.408 ppm Au), 0.22% Cu (including 46.2m of 0.34% Cu) and 57 ppm Mo while Trench 2 (T2) returned 148.5m of 0.174 ppm Au, 0.17% Cu and 11.35 ppm Mo.

The 2003-2004 field season saw further detailed mapping and talus-fines sampling. Chip sampling was almost entirely confined to trenches constructed in road cuts. Trenches T1 and T2, started during the previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4. The extension to T1 was for a total of 41m of which 30m averaged 0.65% Cu, 0.25 ppm Au and 53 ppm Mo. Trench T1-W over 78m averaged 0.22% Cu, 0.43 ppm Au and 35 ppm Mo. Trench T2 was extended for approximately 79m with 48.15m averaging 0.30% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T4 runs for approximately 65m of which 48.6m averaged 0.28% Cu, 0.19 ppm Au and 25 ppm Mo. Trench T6 runs for 545m over which it averages 0.27% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T5 was sampled over 25m of which 10m returned 0.27% Cu, 0.13 ppm Au and 28 ppm Mo. A 30.45 line-km program of ground based magnetics used the existing talus sampling grid. There was a close correlation between the magnetic results and the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002-2003. An IP-resistivity program was conducted on nine lines.

A total of 3,475m of reverse circulation drilling were conducted in ten holes that discovered a significant new gold-copper mineralised zone. The discovery hole, the first hole drilled on the project, returned 280 metres of 0.51 g/t Au and 0.61% Cu and is open at depth with increasing copper grades. The final hole of the season (JMR 10) returned the best intercept of the program including 350 metres of 0.58 g/t Au and greater than 0.55% Cu. Nine out of ten holes focused on testing the central zone intersected significant gold and copper mineralisation. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex.

The first phase of drilling outlined a mineralized zone that extended 400 metres in a north-south direction by approximately 300 metres east-west along the faulted contact between an advanced argillic zone and a porphyry setting hosted in upper Tertiary volcanics and porphyritic sequences of the Doña Ana Group. The zone is within the larger main geological-geochemical anomaly that extends over an area greater than six square kilometres.

The 2004-2005 field season, consisted of geologic mapping, talus sampling and ground magnetics with the primary focus being drilling. Thirteen talus sample lines were completed to infill a number of areas at Josemaría and to extend further south onto the Batidero property. In addition, an infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Several previously unknown magnetic features along the southern edge of Josemaría and extending onto the Batidero property were located.

Twenty-one reverse circulation holes (JMRC11 – JMRC 31) totaling 11,291m and five diamond drill holes (JMDH 01 – JMDH 05) totaling 2,405m tested to depths of 444m and 520m respectively, during the second phase of drilling. The primary objective of this program was to test the continuity of the porphyry system in several different directions. Significant intercepts include: 308 meters of 0.44 g/t Au and 0.52% Cu, including 24 meters of 0.63 g/t Au and 0.78%Cu (JM RC-13); and 513.35 meters of 0.40 g/t Au and 0.38% Cu, including 360 meters of 0.44 g/t Au and 0.40% Cu including 151 meters of 0.54 g/t Au and 0.46% Cu (JM DH-03). Hole JMRC 27 expanded the mineralized zone significantly to the northwest and returned 364 metres of 0.47% copper and 0.34 grams per tonne gold starting at 56 metres of depth. The last 36 metres of this hole contained 0.90% copper and 0.40 grams per tonne gold.

During the 2005–2006 field season, the focus of the drill program was to test the mineralised zone at depth. Both diamond drill holes were completed to a length of 850m. IP-resistivity and magnetic surveys were completed to the north of Josemaria, continuing on to the El Potro property and over the Sillimanita target.

The 2006-2007 field season included 6.092m of RC drilling and IP-resistivity and ground magnetic geophysical surveys.

Drilling

Forty-eight reverse circulation holes (JMRC1 – JMRC 30, JMRC 32, JMRC 48, AP DDH 06) and seven diamond drill holes (JMDH 01 – JMDH 07) totaling 25,139 meters have been have been completed over four drill campaigns.

The resource calculation, completed after the first two phases of drilling, is based upon the results of 34 drill holes. Ten reverse circulation holes (3475 m) were completed during the 2003-04 season and a second phase of drilling of 20 reverse circulation holes (7822 m) and 5 diamond drill core holes (2406 m) was performed in the 2004/2005 season to establish depth and size.

As a result of the combined reverse circulation and diamond drilling, the main Josemaria mineralized zone was extended to approximately 800 metres north-south by 400 metres east-west. A higher grade zone of approximately 450 metres (north-south) by 250 metres (east-west) exists comprised of a sulphide core (bornite-chalcopyrite) that in places has a two to three fold increase in copper grades compared to overall hole averages, along with higher gold grades associated with intense quartz veining. Mineralization at Josemaria is still open at depth and to the west.

The Josemaria Project Report estimates, at a 0.30% Cu cutoff, an inferred resource of 374 million tonnes with a grade of 0.40% TCu and 0.29 g/t Au for Josemaria.

Josemaría Model, Inferred Resources			
TCu Cutoff (%)	Million tons above TCu cutoff	TCu Grade (%)	Au Grade (g/t)
0.2	692	0.33	0.25
0.3	374	0.40	0.29
0.4	131	0.52	0.35
0.5	60	0.61	0.37
0.6	26	0.70	0.38
0.7	10.2	0.80	0.38
0.8	3.7	0.89	0.37

The effective date of the above estimate is January 23, 2006. The Josemaria resource block model was defined as a single-size block model that encompasses the area of interest. The block size chosen was 25 x 25 x 15m, intended to reflect the drill hole spacing available and generally accepted practices used to model large, Cu-Au porphyry deposits. Grades were estimated using ordinary kriging and correlogram models and extensive graphical validation was completed.

The 2005-2006 program of step out and deep drilling was conducted to expand the resource size and to pursue the potential of a deep-seated core to the deposit. Mineralization in excess of 800 metres from surface was encountered within the area of the previously delineated resource, nearly doubling the depth of previous drilling. A step out drill hole to the northwest also encountered deposit average grade mineralization further expanding Josemaria's size potential.

Sampling of talus fines carried out by Deprominsa used a compositing method that results in samples representative of 100m along the sampling line. Talus fines were collected as composites of 10 sites located at 10m intervals, centred if possible, on a 100m line station. Each sample was named for the station at the midpoint of the sample sites (between 5 and 6). Component samples of 100 to 200g were taken typically between 30 and 40cm depth and above the ferruginous duricrust. Each component was dried and sieved to #10 mesh size. An equal amount of each component sample was then combined and homogenized by shaking the sample bag before shipping to San Juan for pickup by ALS Chemex.

Chip sampling followed conventional methods of following as close to the centre line of the sample as practical. Samples were chipped not cut. The majority of chip samples were taken along road-cut type trenches. Sample width was kept constant within each trench as much as possible.

Both reverse circulation (RC) and diamond drill core (DDH) was completed at the Josemaria Project. The entire length of the holes were carefully logged, on a systematic 2m interval in the case of RC and on a systematic 1m core length in the case of the DDH holes.

RC Chips were collected at the drill in large sacks weighing about 40kg. These were taken to the camp where they were weighed and run through a quartering and homogenizing process using riffle splitters that results in a 5kg split for shipment to the lab. Representative samples were retained as a geological record of the hole and for re-assay.

The core intervals were split in half by saw with one half being submitted for assay and the balance being stored in San Juan for reference. Also, from the saved one half core, samples were taken for density measurements.

No geologic breaks dictated breaks in the uniform 2m (RC or 1m (DDH) sampling, which is appropriate for a bulk tonnage, low-grade deposit. HQ diameter core was drilled to provide adequate sample weights. The average weight of a half core sample for a 2m interval is 8.0kg, and therefore a significant weight that provides for sample preparation and assaying. Samples were prepared for shipping to San Juan in the Batidero Camp. The details of each shipment, including the name of the driver were recorded before being transported by Deprominsa personnel to the San Juan office. ALS Chemex picked up the shipments at the San Juan office and was responsible for their transport to Mendoza. GeoSystems International visited ALS Chemex's sample preparation facility in Mendoza, was responsible for preparing the sample pulps for Deprominsa S.A.'s projects. The pulps were sent by truck to La Serena for assaying.

The project used ALS Chemex for geochemical analysis and assaying. ALS Chemex complies with ISO 9001:2000 and ISO 17025:1999 in its internal quality system. Sample preparation work was performed by ALS Chemex in their prep lab facility in Mendoza, Argentina while the analytical work was performed in their laboratory in Santiago, Chile. All samples were logged into ALS Chemex tracking system, weighed and dried at 60°C. Preparation of RC chip, trench chip or cut core samples was by crushing so better than 70% of the crushed sample passes through a -2mm mesh. A 250g split was taken and pulverized to better than 85% passing through a 75 micron screen. The -75 micron fraction was dry screened to -180 microns (equivalent to -80 mesh) and both fractions were retained (PREP-31 and SCR-41).

Talus fines were dry sieved to -180 microns and both fractions were retained (SCR-41).

Gold was then determined by fire assay with AAS finish on a 50g sample (Au-AA24). The detection limit and range of this method is 0.005 to 10 ppm Au.

The sample was also digested using a HF-HN03-HC104 acid digestion, HCI leach and finished using ICP-AES for 27 elements. In addition, Hg was determined using an Aqua Regia digestion and cold vapour AAS.

The computerized database was spot-checked against the laboratory certificates, which were issued as digitally-signed Acrobat PDF documents, as well as paper certificates. The overall integrity of the database was deemed reasonably good or very good.

Cursory checks of the assay values stored in the database against the official laboratory certificates suggest that errors are only minor and well within the industry standards. This check was made for Au and TCu grades only.

Several statistical analyses were carried out to describe mineralization within the zones defined. All features described were by Deprominsa geologists and corresponded to the elements described above. The computerized models were all surfaces, with the exception of the outer limits of the deposit, represented by the two NW-SW trending faults (one to the south, the other to the north) and the westernmost limit, represented by the surface contact of the advanced argillic alteration, projected sub-vertically. These sets of strings were converted into a three-dimensional solid, to allow for selection of blocks and data within.

Two-meter long composites were obtained from the original assay data and coded using the modeled geology as being above or below the thrust fault (SEV, or volcanic Sequence) and above or below the leach cap (LIX). Also, RC-06 was left out of the database because it is entirely located to the North of the northern NW-SE fault limiting the deposit.

The composite length was chosen mostly due to the lack of data available, which also hampers any more detailed study that could be used to justify the composite length chosen. Length regularization was the primary objective of compositing. A 2m composite was accepted as a compromise between the amount of data available for estimation, an adequate regularization given the potential mining selectivity considerations and estimation quality. The overall low variability of the Au and TCu grade distributions made this decision less consequential.

A minimum composite length of 1.0m was retained for the final estimation database. This is in part due to common practice in industry (50% of nominal composite length is the most accepted threshold), but justified also by the poor correlation observed between the Au and TCu grades and the original sample interval length.

There were three zones that were defined to control grade estimation within the mineralized volume including the main mineralized zone (MZ), the leached cap (LIX) and the volcanic (SEV) sequence (as determined by the low-angle fault described elsewhere). The LIX and SEV zones were estimated as separate domains. The remainder of the composites were assigned to MZ volume (intrusive complex).

Correlograms were run on the original samples for both TCu and Au, without separating estimation domains. The spatial continuity estimator chosen was the correlogram, which was shown in previous work to be more robust with respect to drift and data variability, allowing therefore for a better estimation of the observed continuity.

Correlograms were run on two of the estimation domains defined (SEV and LIX) using the 2m composites, despite the fact that few data may mean fewer more robust functions to model. However, given the lack of consequence of both the LIX and SEV zones to the overall resource model, specifically was preferred instead of robust.

The main conclusions and observations obtained from variography are:

1. Overall correlations are in the same order of magnitude as expected for this type of deposit, between 100m to 200m for about 50% to 70% of the total variance. General directions of continuity are N-W for the first structure and N-S to N-E for the overall model. In some cases, and in particular for Au and considering the first structure, there is good continuity down dip, although rarely as good as the along-strike continuity.

2. Generally, the TCu and Au spatial correlations are similar, particularly as they relate to the overall spatial distribution. However, there are differences that may be significant, since they suggest a stronger structural control (sub-vertical) for the shorter-range correlations in the case of Au.

3. In the sub-horizontal plan, the first structures tend to exhibit a NW-SE trend, which corresponds to a district-wide structural system, while the longer-ranges appear to correspond to a different district-wide system, oriented more N-S to NE-SW.

The upper portion of the model was truncated with the existing topography. The northern and southern most limits were defined by two NW-SE trending faults or contacts. The western edge was defined by the sub-vertical advanced argillic contact.

It should be noted that estimates of resources do not have demonstrated economic viability. There are no known environmental, permitting, legal, title, taxation, socio-economic marketing and political or other relevant issues that may materially affect the resource estimates; however, other relevant factors that may materially affect the resources, including mining, metallurgical and infrastructure are not yet known.

Geological mapping, geophysics and geochemistry evidence lead to drilling on the Josemaria Project. Extensive graphical validation was completed on the block model which checked the reasonableness of the estimated grades, based on the Kriging plan and the nearby composites, checked the estimated blocks carry the envelope and oxide/sulphide codes as interpreted and modeled and that topography was properly accounted for.

All mineralization was estimated as a single unit as it is too difficult and uncertain to separate mineralized areas that respond to different geologic controls. Further re-logging and interpretative work are needed to update the geologic model. Issues such as lack of down-hole measurements and unlimited quality/quantity assurance also restrict the confidence on the information used to estimate the resource.

The most important observations are:

1. The overall resource at a 0.3% Cu cutoff is inferred at 374 million tonnes with a 0.40% TCu and 0.29 g/t Au grades. All resources have been classified as inferred.

2. The amount of resources above cutoff drops rapidly for higher cutoffs. There are approximately 240 million tonnes estimated within the 0.3% to 0.4% cutoff grade class. The grades above the 0.4% cutoff are 0.52% TCu and 0.35 g/t Au, respectively.

3. The grades in the slightly enriched zone are being mixed with the lower grades of the primary mineralization. An improved geologic model that allows separation of the two (or more) zones should help in defining slightly higer grades in the upper portions of the deposit.

Completed during 2005/2006 were 1,418 meters of diamond drilling and 458 meters of reverse circulation drilling. The table below summarizes the drill results.

2005/2006 Exploration Season Highlights

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
JM RC 32	0	176	176	0.370	0.400
incl	42	176	134	0.380	0.520
AP DDH 06	0	282	282	0.268	0.265
incl.	0	72	72	0.413	0.177
and incl.	170	184	14	0.451	0.430
and incl.	186	204	18	0.299	0.490
JM DH 06	282	568	286	0.100	0.161
incl.	290	300	10	0.330	0.510
and incl.	316	327	11	0.286	0.458
and incl.	364	386	22	0.169	0.261
and incl.	453	535	82	0.138	0.192
JM DH 07	0	850	850	0.235	0.294
incl.	32	70	38	0.209	0.463
and incl.	147	152	15	0.300	0.289
and incl.	190	439	249	0.431	0.443
and incl.	533	554	21	0.190	0.318
and incl.	568	607	39	0.162	0.313
and incl.	692	702	10	0.183	0.327
and incl.	713	739	26	0.170	0.303

The fourth season of drilling during the 2006-2007 field season, completed a 6,092 m of reverse circulation drilling. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource.

It is anticipated that an update of the NI 43-101 mineralized resource will be completed over the next few months and initial scoping evaluations will be performed.

The best results from the 2006/2007 season are shown in the attached table.

JOSEMARIA DRILL RESULTS- SEASON 2006-2007

DRILLHOLE	Final depth (m)	Mineralized interval (m)	From (m)	To (m)	Au (g/t)	Cu (%)
JMRC_032*	397.00	397.00	0.00	397.00	0.32	0.37
	Including	262.00	42.00	304.00	0.35	0.44
	Including	150.00	42.00	192.00	0.38	0.51
JMRC_033	400.00	400.00	0.00	400.00	0.35	0.34
	Including	188.00	36.00	224.00	0.46	0.41
	Including	96.00	128.00	224.00	0.52	0.50
	Including	22.00	4.00	26.00	0.52	-
JMRC_034	400.00	400.00	0.00	400.00	0.34	0.40
	Including	204.00	122.00	326.00	0.46	0.53
	Including	122.00	204.00	326.00	0.53	0.62
JMRC_035	420.00	420.00	0.00	420.00	0.22	0.29
	Including	138.00	120.00	258.00	0.28	0.39
	Including	82.00	176.00	258.00	0.30	0.44
JMRC_036	400.00	400.00	0.00	400.00	0.20	0.19
	Including	10.00	144.00	154.00	0.27	0.40
	Including	74.00	0.00	74.00	0.35	0.20
JMRC_037	384.00	384.00	0.00	384.00	0.20	0.20
	Including	16.00	120.00	136.00	0.21	0.48
	Including	20.00	184.00	204.00	0.30	0.34
JMRC_038	420.00	390.00	0.00	390.00	0.14	0.22
	Including	116.00	250.00	366.00	0.14	0.33
	Including	56.00	264.00	320.00	0.16	0.35
JMRC_039	432.00	432.00	0.00	432.00	0.27	0.35
	Including	258.00	120.00	378.00	0.32	0.46
	Including	118.00	190.00	308.00	0.30	0.52
JMRC_040	427.00	427.00	0.00	427.00	0.16	0.28
	Including	279.00	148.00	427.00	0.20	0.33
	Including	102.00	178.00	280.00	0.23	0.40
JMRC_041	391.00	no significant intercepts				
JMRC_042	150.00	no significant intercepts				
JMRC_043	436.00	no significant intercepts				
JMRC_044	204.00	no significant intercepts				
JMRC_045	400.00	no significant intercepts				
JMRC_046	400.00	12.00	130.00	142.00	0.31	0.32
JMRC_047	283.00	no significant intercepts				
JMRC_048	324.00	no significant intercepts				

* *Complete results – partial results previously reported (May 11, 2006)*

Vicuña

Property Description and Location

The Vicuña Project encompasses the Los Caballos property and the Vicuña Concina property, which together (approximately 13,200 Ha) give a continuous extension of what will be Suramina's land position from the Batidero and Josemaria properties and west across to the Chile-Argentine border. The Vicuña Project is accessible from both Chile and Argentina. Roads provide ready access to the entire project area, from both north and south, along the international border.

On September 15, 1999, Tenke entered into formal option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals) ("**Phelps Dodge**"), Cameco Gold Inc. ("**Cameco**") and Westward Explorations Ltd. ("**Westward**") to acquire a 100% interest in the Vicuna exploration concessions through a multi-year earn-in arrangement, consisting of minimum annual expenditures and the staged issuance of shares in the capital of Tenke to each of Phelps Dodge, Cameco and Westward.

As of December 31, 2001, Tenke had fulfilled its commitments to Cameco/Westward and earned a 100% interest in the Cameco/Westward concessions forming part of the Vicuna Project (Los Caballos). Tenke subsequently dropped the Chilean and Argentine portions of the Vicuna project that had been optioned originally from Cyprus (Concina).

In late 2002, Tenke was able to re-establish a portion of the Argentine property position from the underlying landowner (Concina) on new terms whereby Tenke could and after completion of the Arrangement, Suramina can acquire an initial 60% ownership interest in the property by making minimum exploration expenditures of US$100,000 and cash payments of US$550,000 to the landowner over five years, i.e. June 30, 2007. Following the initial earn-in period and at any time up to June 30, 2008, after completion of the Arrangement, Suramina may acquire an additional 15% ownership interest in the property in consideration for a cash payment of US$250,000 and may acquire the remaining 25% interest at any time up to December 30, 2009 in consideration for the sum of US$750,000. Suramina will also be required to make a final payment to the landowners of US$1.1 million within 30 months of plant startup.

In November 2004, Tenke entered into a joint venture agreement with Japan Oil and Gas Metals Corporation ("**JOGMEC**"), a Japanese government company. Pursuant to the agreement, JOGMEC has agreed to invest US$5 million over four years to earn a 40% interest in the Vicuna Project (including the Los Caballos and Concina properties, as well as certain other neighboring properties in San Juan and La Rioja Provinces in Argentina and staked ground along both sides of the border with Chile).

The Federal Law for Environmental protection passed in 1995 governs work carried out at Vicuna. The Vicuña project has presented a prospection-exploration environmental impact report to the Mining Department of San Juan Province, which is the governing entity, as required.

After continuous exploration for some seasons, the Vicuña Project can be classified as an extensive porphyry cluster (dioritic to microdioritic) with overimposed sections of epithermal (high sulphidation) systems, which are telescoped along regional NNE and WNW fracture systems. Overall copper and gold anomalous geochemistry is controlled by paths of intensive porphyry alteration (potassic and phyllic) as well as epithermal events, along the margins of the main intrusive systems. The development of the epithermal systems and the related circulation and mixing of meteoric and magmatic fluids has also resulted in exotic copper mineralization that is correlated with gold and silver oxide mineralization. Besides the Filo del Sol and Cerro Vicuña main targets, several other areas have been found to contain gold and copper in talus surveys.

Accessibility, Climate, Local Resources and Infrastructure

The Vicuña Project area is accessible through a series of dirt trails from the Pirca de Bueyes creek zone (Batidero Camp) along the southern portion of the project, specifically along the Mogotes Creek. Also, another trail system, allows access to the northern portion prospects, along the Rio Blanco.

Regionally, the Vicuña Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities are tied to the national paved road grid, at distances 180 and 200 km respectively from the property. Both these

towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The Vicuña region is comprised of rugged and high topography. Elevations at the project range between 4800 and 5500 metres above sea level. There are numerous steep +30° slopes, although the center and northern part of the project has some areas with rolling hills. The elevations at Vicuña are high, but there are large open valleys on both sides of the border that have ample space for processing facilities at more reasonable altitudes.

Geology

The Vicuña project occurs in the relatively unexplored "gap" between the two major gold belts along the Chile/Argentina border - the Maricunga Gold Belt to the north and the El Indio Gold Belt to the south. The geology of the gap area was poorly known until the mid-1990s when private sector exploration began to map and describe the regional geology. The Maricunga Gold Belt is 200 km long (from 26° to 28°) and ~30 km wide and contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo and Aldebaran). The belt is comprised of a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991).

There are two major types of ore deposits in the region, "gold porphyry" deposits (of which several are cupriferous) and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga Belt. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within the veinlets. The sulfides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite. The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or epithermal alteration telescoped down onto the porphyry (i.e. Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma.

Jannas, et al. (1999) documented four basic types of high sulphidation epithermal gold-silver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/ hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua) and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes that have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua 1/3 of the ore is within a diatreme complex, but 2/3 of the gold is within the breccia (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et al. (1999) indicated the age of mineralization at Veladero is 14 Ma. Benet (1995) indicated there were two periods of alteration /mineralization in the El Indio / Valle de Cura belt.

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chilenia Terrane, the Precordillera Terrane, and the Arequipa-Antofalla Craton. By Jurassic time the central Andean magmatic arc had progressed eastward, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene and pulses of this style of deformation continued until at least the Late Miocene. The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the

subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from 26°S to 29°S along the Chile/Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - Vicuña - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

Exploration Activities

Exploration was carried out from September 2004 to April 2005 on the Vicuña Project area and its surroundings, pursuant to the joint venture agreement between Tenke and JOGMEC. Regional prospecting was carried out in areas located in the far SW of the Province of La Rioja, in the NW of the Province of San Juan and to the SE of Copiapó, in Chile. Selective programs of talus sampling on grids, lines and contour lines totaling 40 km, rock sampling, geological mapping, trenching and ground magnetics were undertaken over seven areas identified by Landsat colour anomalies. Of the seven targets examined, the Los Helados, Maranceles, Los Portones and Bermejo targets have been recommended for further exploration.

In the Cerro Vicuña sector, 30.4 km of IP-Resistivity and 29.4 km of ground magnetics were completed that was complemented by chip and talus sampling. The results indicated an extensive Au-Cu anomaly extending east and southeast of Filo del Sol and Cerro Vicuña. Strong magnetic anomalies over Cerro Vicuña indicated a typical porphyry system with flanks coinciding with epithermal "shoulders". Four of the five-hole 1,762 metre drill program were located at Cerro Vicuña (VRC-29 to 32) and one to the South of Filo del Sol (VRC-33).

Results for all five holes include:

VRC-29: 244 m @ 0.15 g/t Au; 0.15 % Cu (Partial)
VRC-30: 60 m @ 0.19 g/t Au; 0.10 % Cu (Partial)
VRC-31: 326 m @ 0.125 g/t Au; 0.10 % Cu
VRC-32: 362 m @ 0.065 g/t Au; 0.026 % Cu
VRC-33: 374 m @ 0.25 g/t Au; 0.29 % Cu; 12 g/t Ag
includes 30 m (64-94) @ 0.42 g/t Au
58 m (30-88) @ 0.63 % Cu
26 m (110-136) @ 87.88 g/t Ag
20 m (360-380) @ 0.41 g/t Au; 0.40 % Cu

At Cerro Vicuña most of the holes intercepted a potassic core. Primary mineralisation, chalcopyrite and chalcocite, varies between 0.1% and 0.4% Cu. Secondary mineralization values reach 0.4% Cu in horizons of different thickness and wall lithology. VRC-33 was drilled between holes VRC-27 and VRC-20 south of Filo del Sol intercepting the Filo del Sol copper oxide mineralized zone.

The 2005/06 exploration season commenced in October. Geophysical surveys and talus sampling were undertaken at Los Helados and geophysical surveys at Filo del Sol. A deep drillhole at Filo del Sol (VRC-34) began on December 16, 2005 with a reverse circulation drill (to 250m) that was finished with a diamond drill (to depth).

The 2005/2006 exploration season focused on four areas: Filo del Sol, Maranceles, Portones and Anomaly 10 (Qda. Bermejo). A talus fine sampling program was carried out, covering approximately 10 line-km, followed by approximately 46 km of IP-resistivity and 40 km of ground magnetics. A 1,630 m reverse circulation drill program was completed with four holes at Filo del Sol and one at Maranceles. At Filo del Sol, 28.45 m of diamond drilling was performed as an extension to VRC-34 before operational problems were encountered and the hole suspended. Highlights from this Filo del Sol drill program follow:

2005/2006 Exploration Season Highlights: Filo del Sol

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
VRC-34	0	250	250	0.24	0.23
incl.	108	250	142	0.36	0.39
incl.	100	178	78	0.56	0.52
VRC-35	0	324	324	0.48	0.29
incl.	40	50	10	0.46	0.03
incl.	110	130	20	0.37	0.22
incl.	196	238	42	0.32	0.82
incl.	244	262	18	0.77	0.67
incl.	268	292	24	1.80	0.35
incl.	278	324	46	1.18	0.25
VRC-36	0	400	400	0.35	0.38
incl.	62	74	12	0.61	0.20
incl.	100	120	20	0.20	0.98
incl.	182	196	14	0.22	0.86
incl.	298	400	102	0.51	0.31
VRC-38	0	456	456	0.33	0.27
incl.	2	24	22	0.84	0.01
incl.	172	198	26	0.33	0.31
incl.	228	356	128	0.46	0.40
incl.	244	272	28	0.64	0.76
incl.	420	456	36	0.36	0.44

During the 2006-2007 exploration season, JOGMEC expenditures on the property package were focused on two previously undrilled areas - Cerro Blanco and Los Helados projects and no work was performed on the Vicuna property targets.

Los Helados

Property Description and Location

The Los Helados target is located within 100% owned property (5280 Ha) claimed in 2004/2005, which are subject to an earn-in agreement with JOGMEC, in Chile along the Chile/Argentina border. The claim group is adjacent to what will become the property interests of Suramina in Argentina, namely Vicuña, Josemaria and Chola. Los Helados is located in the Atacama Province of northern Chile, with easy access from the city of Copiapó (2.5 hrs drive). The project is located several kilometers south of the leachable copper project called Regalito.

In November 2004, Tenke entered into a joint venture agreement with JOGMEC. Pursuant to the agreement, JOGMEC has agreed to invest US$5 million over 4 years to earn a 40% interest in the Vicuña Project (including the Los Caballos and Concina properties, as well as certain other neighboring

properties in San Juan and La Rioja Provinces in Argentina and staked ground along both sides of the border with Chile).

The project area comprises Permo-Triassic granitoids that host a sequence of Cretaceous to Upper Tertiary intrusives, which have resulted in extensive alteration zones related to a calkaline series of porphyries. At Los Helados, a large geochemical anomaly (2.5 x 1.5 km) has overlapping anomalous Cu, Au and Mo talus geochemistry.

Accessibility, Climate, Local Resources and Infrastructure

The Los Helados target is accessed, between September and May, from Copiapó by highway C35, past Los Loros, La Guardia and Iglesia Colorada. The distance from Copiapó to the border is 170 km and requires 2.5 hours to drive. The Los Helados camp is located 18 km to west of the border.

Copiapó is the capital of the III Region of Atacama and of the province of Copiapó with approximately 150,000 inhabitants. Copiapó is also a service center for a rich silver and copper mining district.

Located in the front ranges of the Andes, the topography is rugged with elevations ranging between 4400 and 5000 metres above sea level.

History and Previous Work

From 2002 to 2004, Tenke expanded its mineral holdings in the region primarily through option agreements. However, during 2004 and 2005, Minera Frontera del Oro (MFdO) claimed an area in Chile of 5,280 Ha along the Argentine border continuous with the Vicuña, Josemaria and Chola properties. The area was claimed to cover targets generated by interpretation of satellite imagery and to provide continuous coverage of prospective geology across the international border. Prior work at the project was limited to regional reconnaissance.

Geology

In the vicinity of the Los Helados target, the Permo-Triassic basement is composed of granitoids of the Chollay Unit and rhyolite and andesite volcanics of the Pastos Blancos Formation of the Choiyoi Group. These lithologies have been intruded by Tertiary granodiorite and diorite porphyries, Vicuña complex intrusives and basalt dikes. Los Helados is marked by a dilation zone of high angle, inverse faults with dextral displacement. The alteration types observed includes: silicification, phyllic, argillic, and propylitic in a zone covering approximately 4.5 km^2.

Exploration Activities

The 2005-2006 exploration season included geologic mapping and sampling, trench mapping and establishment of a talus sample grid, which was also used for geophysical surveys. The talus samples were collected at 226 stations (five, 20m samples per station) over five north-south and ten east-west lines that covered alteration zones interpreted from satellite imagery. Anomalous gold, copper and molybdenum geochemistry was returned by the sampling. The average gold assay was 0.121 ppm with a maximum value of 2.28 ppm. The samples also returned an average copper assay of 204.8 ppm with a maximum value of 1,695 ppm. The geophysical surveys consisted of 22 line-km of IP-resistivity and ground magnetics. The program generated two primary targets defined by the talus sample results and supported by the geophysics: Los Helados and La Herradura. The Los Helados target has maximum copper values associated with potassic altered porphyry.

The focus of the 2006-2007 exploration season was drill testing the geochemical and geophysical targets at Los Helados with approximately seven holes.

At Los Helados, a large geochemical anomaly (2.5 x 1.5 kilometres) has been defined by surface mapping and sampling showing overlapping Cu, Au and Mo talus values. This large geochemical anomaly also corresponds with a significant geophysical anomaly, both in ground magnetics and chargeability-conductivity which was the focus of an initial seven hole – 1,670 metre RC drill program during the recently completed high-Andes 2006/2007 exploration season.

Results of this first phase of drilling have indicated a large porphyry system with overlying epithermal zones. Mineralization and alteration are similar to the assemblages found at Tenke's Josemaria Project several kilometers to the east. It is anticipated that further drilling will be done later this year for the Los Helados project. Highlights of the drilling at Los Helados are shown in the attached table.

Los Helados Drill Results

Hole#	Depth (m)	Interval (m)	From (m)	To (m)	g/t Au	% Cu
VRC 40	300	300	0	300	0.229	0.225
including		12	60	72	0.624	0.370
		18	220	238	0.243	0.310
		52	246	298	0.390	0.500
VRC 41	300	300	0	300	0.290	0.290
including		12	42	54	0.489	0.390
		22	76	98	0.345	0.330
		38	116	154	0.311	0.350
		54	168	222	0.436	0.370
		72	228	300	0.215	0.360

Yamiri – El Potro (the "Sillimanita Project")

Property Description and Location

The Sillimanita Project is located in the most southwestern corner of La Rioja Province, Gral Lamadrid department, four km north of the Josemaria Project on the north margin of Rio Blanco, Argentina. The project is located within the El Potro porphyry property that comprises over 8,000 hectares.

Deprominsa entered into an option agreement with Yacimientos Mineros Riojanos S.A. ("**Yamiri**") in April 2005 to acquire a 70% interest in the El Potro property. The agreement requires over all expenditures of US$2.8 million and cash payments totaling US$1 million over an earn-in period of five years. Upon earn-in, the parties will form a joint venture to finance further exploration in proportion to their respective interests. The agreement also provides that in the event a party is diluted to a 5% interest or less, its remaining rights will be converted into a 1% NSR, which can be purchased by the other party for US$5 million. In the event a decision to build is reached, Yamiri is entitled to receive a payment of US$1 million.

The Sillimanita Project is hosted in similar Permo-Triassic and Tertiary intrusive-volcanic complexes as the Josemaria Project. Strong potassic and phyllic alterations have been observed at the project, in line with similar geological rock and alteration assemblages at Josemaria. Previous sampling and initial geophysics have outlined a copper/molybdenum system, rich in stockworks with strong silicified and sulphide (molybdenite) veining, and a lateral silica cap.

Accessibility, Climate, Local Resources and Infrastructure

The Sillimanita Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities are tied to the national paved road grid, and are distant to the property 175 and 195 km respectively. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids. The project is served by a 70 man camp, located at the Pirca de Bueyes Creek, some 12 km to the SSE. Logistic support is based out of the city of San Juan, San Juan province approximately 10 hours drive from camp by four-wheel drive pick-up.

The climate is cold and windy, typical of the high Andes. Terrain varies from broad flat alluvial planes one km or more in width, to rounded ridges and peaks of varying steepness. Colluvial cover thickens on lower slopes.

The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

History and Previous Work

Previous work on the Sillimanita Project has been limited to regional reconnaissance and there have been no significant exploration projects previously on this land position.

Geology

The Sillimanita Project is hosted by Permian-Triassic Carnerito Formation granites and granodiorites of the Choiyoi Group with Tertiary intrusive-volcanic complexes. Strong potassic and phyllic alterations have been observed at the project. Sampling and initial geophysics have outlined a copper/molybdenum system, rich in stockworks with strong silicified and sulfide (molybdenite) veining, and a lateral silica cap.

Exploration Activities

The 2005/2006 exploration program undertook geologic mapping, collection of 351 talus samples from the Yamiri properties, with the majority from the El Potro properties, IP-resistivity and ground magnetic geophysical surveys and drilling at the Sillimanita target. The copper and molybdenum anomalies were refined and expanded by the results. In addition to providing coverage of the Sillimanita target, the IP-resistivity and magnetic survey coverage was extended southward to provide continuity with surveys at the Josemaria project. The four hole drill campaign consisted of three reverse circulation holes totaling 1130 m and one diamond drill hole of 494.45 m.

2005/2006 Exploration Season Highlights

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
SRC 01	0	353	353	0.030	0.104
incl.	4	40	36	0.059	0.383
SRC 02	0	400	400	0.010	0.059
incl.	294	302	8	0.007	0.281
SRC 03	0	377	377	0.012	0.199
incl.	62	90	28	0.032	0.388
incl.	192	200	8	0.018	0.395
incl.	264	278	14	0.019	0.593
incl.	310	320	10	0.010	0.359
SDDH-01	0	494.45	494.45	0.019	0.124
incl.	39	55	16	0.037	0.324
incl.	117	124	7	0.047	0.332

The 2006/2007 program comprised additional geophysics and drilling of a gold talus anomaly to the W-SW of last season's drilling. Recent anti-mining legislation in LaRioja Province has since caused a suspension of work on these properties until a better resolution is reached with the government.

Las Flechas Project

Property Description and Location

In March 2004 Tenke entered into an agreement with Viceroy Exploration Ltd. ("**Viceroy**") pursuant to which Tenke could acquire a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating US$4.5 million over 5 years. In mid 2006 Tenke signed an agreement with CVRD to enable them to earn a 52.5% interest by investing $7 million on the Las Flechas and TNR Northern Properties over a four year period.

The Las Flechas Project comprises nearly 30,000 hectares at a mean elevation of 4,200 metres above sea level, is located in the Iglesia Department, northwestern San Juan Province, Argentina. The project is 7.5km south of the Vicuña Project, 34 km south of the Batidero Property and is bound to the west by the Chilean border. The Las Flechas project is located 50 km NE of the Veladero and Pascualama projects and 120 km from the gold-bearing El Indio district, in a transitional area between the El Indio belt and the Maricunga Belt (Cinturón de Maricunga). This area is found in the geological area of the Front Cordillera, which stretches for over 600 km along the international border, where porphyritic and epithermal gold and silver deposits are located, among others.

The Las Flechas district is favorable for hosting high and low sulphidation epithermal deposits that may overlap porphyry-type deposits. The East Cerro Dante and West Cerro Amarillo sectors are the primary exploration targets at this time.

Accessibility, Climate, Local Resources and Infrastructure

The roads used to access the area are the same as those that lead to the Batidero Property. The project area is accessible from September through May by dirt roads from the towns of Guandacol and Jagué in La Rioja Province that are connected to the city of San Juan by paved route N40. In total, the project is 495 km by road from San Juan. Guandacol and Jagué are rural centres with main commercial and industrial

activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The route to the Las Flechas Project runs from the road leading to the Mogotes camp (IMA) and along the Macho Muerto ravine, up to the intersection with the El Inca ravine, where the camp and worksite are located.

An alternative way to access the site without passing by the Batidero Property is to follow the path west of the La Brea camp and make a detour to the south after 10 km, traveling 30 km along the Macho Muerto River up to the Las Flechas camp. The hydrographic network is composed of three main rivers that flow from different basins. The Macho Muerto and El Inca rivers flow from the Río Blanco basin, and the Rincón de la Flecha River flows from the La Sal/La Palca basin

Suramina will be able to take advantage of existing access roads within the concession left from previous exploration in the area.

The climate of the area is typical of the Cordillera (windy, cold and snowy), practically limiting early stage exploration from September to April.

Geology

The basement rocks in the exploration area are composed of carboniferous sediments and volcanics and Permo-Triassic intrusives (Choiyoi Group). Volcanic and sub-volcanic Tertiary rocks also outcrop in this area. The coverage consists of Quaternary sediments. The Tertiary volcanic rocks host hydrothermally-altered areas with potential epithermal gold deposits.

The project is very complex in structure, as is typical of the Front Cordillera, with folds and inverse faults juxtaposing fractured blocks in imbricate structures. In general, the lineaments run sub-meridionally and are intersected and cut off by nearly normal N-W, W-NW and N-E trending faults. This faulting and fracturing controls the location of the hydrothermally-altered areas. Caldera-type circular structures also exist such as Los Gemelos. The project is situated within this structural framework that predominate the region.

The main gold anomalies are associated with siliceous alteration, which in turn results from structural control. The Target A1 at Cerro Dante is interpreted as a high sulphidation epithermal system, with potential for hosting a gold/silver deposit. Likewise, Target A2, Los Gemelos, has been classified as a Quartz + Enargite + Au epithermal system similar to El Indio, Tambo and Socarrón deposit types.

Exploration Activities

The 2005/2006 work program entailed geochemical sampling, geologic mapping, geophysics, trenching and drilling at the Cerro Dante and La Aparecida targets. A total of 525 composite talus samples and 506 rock samples were collected and analyzed. At Cerro Dante, 23 km of IP-resistivity and 1.1 km of trenching were completed. Programs at La Aparecida included 27 km of IP-resistivity, 23 km of ground magnetic surveying and 2.3 km of trenches.

The reverse circulation drill program at Las Flechas totaled 1,325m in five holes, 692m and 633m at Cerro Dante and La Aparecida respectively. The best drill intercept was returned by CD-RC 01 at Cerro Dante with 126m of 0.12 g/t Au and 0.12% Cu, and 192 m of 0.3% Zn, including 30 m of 0.7% Zn.

The 2006/2007 exploration program included 2,300 metres of reverse circulation drilling. Drilling took place at Cerro Dante, and at La Aparecida and Cerro Amarillo. Geophysical surveys included, IP-resistivity and 40 line-km of ground magnetics.

Batidero Project

Property Description and Location

The Batidero Project is located in northern San Juan Province, Argentina, at an altitude of about 4,000 to 4,900 metres. The property lies on the northern continuity between the El Indio Gold Belt and the Maricunga Belt, covering an area of 4,900 hectares. The property is located immediately east of the Vicuña Project and is geologically linked to the Josemaria porphyry systems located to the NNW.

The Batidero Project comprises a set of high and low sulphidation epithermal anomalies identified from previous prospecting, which are regionally related to porphyry intrusives of Tertiary age. The main targets show strong silicification and brecciation with correlative talus gold and copper anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts.

In July 2002 Tenke entered into an option agreement with TNR Gold Corp. ("**TNR**") for Deprominsa to acquire a 75% interest in the Batidero Property through expenditures totaling CDN$1.5 million over four years and the issuance of up to 100,000 shares in the capital of Tenke. In June 2004, several other properties, known as the "Northern Properties" (referred to as the "**Ranchillos Project**") were annexed to the original contract. In this context, the investment requirements were increased to CDN$2 million over four years and the share issuance was increased by an additional 50,000 shares. The project is not subject to any types of royalties, except for the provincial mining royalties that are capped at 3% of the value of the ore at the mouth of the mine.

The Federal Law for Environmental protection, passed in 1995, sets the requirements for the project activities. In accordance with statutory requirements, a prospection-exploration EIR was submitted for Batidero and this submission is continuously updated with each season's information to the Mining Department of San Juan province, which is the controlling entity.

Accessibility, Climate, Local Resources and Infrastructure

The project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja province. Both these localities are tied to the national paved road grid and are distant to the property 160 and 180 km respectively. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The climate is cold and windy, typical of the high Andes. The primary exploration field season runs from October to April.

Geology

The Batidero Project, consists dominantly of sub horizontal N-S units of dacites and ignimbrites (welded tuff) with dips of 25° to the east and west respectively. Lesser units on the property consist of andesitic lava, scattered andesite porphyry, microdiorites dykes and stocks. These geological units may be correlated to the Doña Ana formation; hence all are most probably of Tertiary age. The area is structurally controlled by at least three major NW-SE (330°), ENE (40°) and N-S faults, which mostly control the alteration and mineralization at the project. The linear NW-SE Arroyo Pirca de los Bueyes, river valley, in the southern portion of the property is apparently controlling the alteration in the NW portion of the property and extends outside of the property. The middle NW-SE linear zone host mostly the low/high gold grade sulphidation veins as well as the alteration located in the central part of the property. The NW-SE linear zone in the north appears to be controlling the anomalous stockwork-quartz veining gold zone. The N-S trend divides the alteration areas of high sulphidation style to the west and areas of low

sulphidation veining and breccias to the east. Finally, the 40° linear zones affect the hydrothermal breccias in the southeastern side of the property.

The high sulphidation style alteration is predominantly strongly developed argillic alteration which contained small to large areas of advanced argillic alteration (seen as weakly to strongly developed quartz-alunite and local massive silicification and brecciation). Narrow fractures show evidence of malachite, chalcocite and probably enargite and scorodite. The high sulphidation alteration outcrops were found in three separated areas, which maybe interconnected. The smaller zone, to the south, is approximately 800 m in diameter, the middle zone is approximately 1,500 metres by 800 metres and located to the southwest corner of the property and the bigger zone is probably 1,500 metres by 2,500 metres in size and located in the central portion of the property and possibly connected with the smaller zone. The hydrothermal breccias in the southeast also present evidences of a high sulphidation system. The alunite varies in texture from finely crystalline matrix and phenocrystal replacement to moderate crystalline cavity fill and veinlet. Vein alunite is common in the silicified rock, in the northwest alteration zone, and native sulphur is also present.

Quartz veining is present over much of the east side of the property. The veining is widely scattered and or localized as vein swarm within an approximate 1.5 x 3.5 kilometres area. The veins vary from centimetres to 1.3 meter wide. The quartz is often banded, drussy, brecciated and vuggy in some places. Malachite, azurite and some turquoise can also be seen as well as jarosite, hematite and goethite. The southeastern portion of the property shows a series of hydrothermal breccias, some of which are indubitable outcrop and others maybe contaminated by tillite or may represent debris of the original outcrops. These breccias are mostly monolithic though some are hetherolithic (rhyodacite silica replaced), with clast of banded/amorphous silica and matrix of hematite, goethite and occasionally jarosite. The clasts often contain native sulphur. At least three pulses of silicification can be recognized in these breccias.

Exploration Activities

Due to the lack of results from the 2004/2005 and 2005/2006 drilling at the southern margins of the Josemaria mineralised zone, ongoing expenditures on the Batidero property are limited to care and maintenance to keep the property in good standing.

Mendoza Province Projects

Suramina will have an extensive mineral property position in Mendoza Province with a number of highly prospective copper/gold porphyry targets. Unfortunately, during 2005 political/environmental lobbies prior to fourth quarter provincial elections caused controversy over exploration in the area around Papagallos and the Province reacted by extending a park boundary over the property. It is anticipated that Suramina will continue to proceed formally with the provincial and federal authorities to try to resolve this problem. Further to the north, an effective lobby by a competing business in the area of the Paramillos project effectively suspended Tenke's ability to advance drilling and this is still being resolved with the authorities. An appeal to the Federal Courts presented in 2005, was denied (March 07), on the basis that the Federal Court claimed to have no authority in the matter. The issue is to be resolved by the local Courts of Mendoza. Force Majeure has been claimed to suspend the obligations on the Papagallos and Paramillos agreements until the problems are resolved. Also in Mendoza, exploration has advanced one property near the Chilean border, just east of the Chilean El Teniente mine. Mapping and sampling progressed on a high grade copper target and an environmental exploration permit has been obtained to enable road construction and a first phase of drilling next season.

Paramillos Project

Property Description and Location

Force Majeure has been declared by Tenke on the property due to blockages by the Mendoza Provincial authorities and third parties.

Deprominsa entered into an agreement with Minera del Oeste ("**MIDO**") in March 2005 pursuant to which Deprominsa may acquire an 80% undivided interest in the Paramillos Project through annual exploration expenditures aggregating US$2.3 million over 7 years and option payments to MIDO aggregating US$783,000 over 5 years. MIDO was also issued non-transferable share purchase warrants entitling them to purchase up to 500,000 shares in the capital of Tenke at an exercise price of CDN$4.85/share, all of which have been fully exercised. Deprominsa has the opportunity to purchase the remaining 20% interest in the property for an additional payment of US$13 million to MIDO who will retain a 3% net profits interest.

The Paramillos Project consists of two separate mineral right packages in close proximity - Paramillos Norte and Sur, totaling approximately 45 km^2 of mineral concessions. The properties are located in the foothills of the Andes, in northwestern Mendoza Province, Argentina, at an elevation of about 2900 metres above sea level. The project is located 50 km NNW of the city of Mendoza.

The Paramillos Project is an advanced copper/gold exploration target that can be worked year round. Exploration and drilling under a United Nations program in the 1960's showed that the Paramillos Project has the potential for large scale copper oxide and copper/gold/molybdenum sulphide mineralisation. The district forms part of a series of Tertiary porphyries and the properties consist of several different mineralised sectors including:

- The Paramillos Sur copper/moly porphyry, with breccias from the same volcanic complex.
- The Paramillos Norte sector containing gold veins, breccia pipes and secondary copper mineralisation with enriched zones.

Since the property was explored through the UN program it has been tied up in property ownership disputes. Recently the main property ownership issue was substantially resolved through several decrees by the government of Mendoza. Deprominsa has finalized its agreements with the confirmed mineral rights owner - MIDO. There are a limited number of property title issues remaining that are expected to be resolved, consistent with the decrees.

Accessibility, Climate, Local Resources and Infrastructure

There is good access from a provincial highway north of the city of Mendoza via partially paved roads on route 7. Due to its lower altitude and dry climate, the project can be worked year round. There is no existing infrastructure on the property, but in relative terms, regional infrastructure is ideal given its proximity to the city of Mendoza.

Geology

The Paramillos District is located within a back-arc basin of the Cordillera de Los Andes and tectonically associated with a longitudinal valley that margins the Cordillera Frontal to the east. A series of Tertiary porphyries occur in the district: the San Jorge porphyry (361 Mt at 0.39% Cu and 0.18 g/t Au); the Yalguaraz porphyries; and the Paramillos Sur porphyry. Other mineralized areas include: the Cortaderas vein District; Grupo Oro del Sur veins, Paramillos de Uspallata vein system and Mantos del Cobre breccias peripheral to the Paramillos Sur porphyry; Paramillos Centro breccia and vein system; and Paramillos Norte breccias and intrusions.

Exploration Activities

In 2005, Tenke undertook a program to review previous exploration data and initiate exploration prior to drilling. Core available from the UN drill program at Paramillos Sur (drillholes 1 to 25, except 24) has been re-logged (4,652 metres) and re-assayed (4,100 metres). Talus samples and 85 chip samples have been collected at Paramillos Sur and Norte. Two samples returned 5.42% and 2.36% Cu at Paramillos Norte, while two samples returned 0.34% and 0.10% Cu and 0.46 g/t Au at Paramillos Sur. A total of 72.1 line-km of IP/Resistivity and 118 line-km of ground magnetic surveys have also been completed.

Drilling

During the second quarter of 2006, a drilling program was started, but shortly thereafter was suspended, as the lobby against exploration in the area by a competing business remains a challenge. Work will remain halted until the situation is resolved and force majeure can be lifted. Accordingly, Tenke wrote off all costs incurred on the project to-date.

Patagonia Projects

Cerro Cuadrado Property

Property Description and Location

The Cerro Cuadrado Project is located in northwestern Santa Cruz Province, within the Patagonia region of Argentina, The distances from the cities of Comodoro Rivadavia and Bariloche are 600 km and 1000 km respectively. Cerro Cuadrado is located on the El Lago property (6972 Ha), claimed in 2002, within a larger property position of 28,730 Ha, which includes the El Bagual Project. Cerro Cuadrado is 8 km northwest of the El Bagual Au-Ag project, which was previously drilled by Tenke. These properties will be 100% owned by Suramina.

The topography of the region is relatively smooth, with hills and mountain ranges dissected by fluvial, glacial valleys. Elevation ranges between 450 m and 679 m, at the summit of Cerro Cuadrado. Nearby Lake Pueyrred6n is at an elevation of 200 m.

The property contains a high grade epithermal silver/lead/zinc vein system with associated breccias, which has been identified over a 6.3 km strike length.

Accessibility, Climate, Local Resources and Infrastructure

Access from the city of Commodore Rivadavia is by Provincial Route N°12 to Pico Truncado and then Provincial Route N°43 to Perito Moreno, a distance of 400 km. Alternatively, Perito Moreno may be reached by National Route N°40, from Bariloche, a distance of 800 km. From Perito Moreno, the property is reached by traveling south on National Route N°40 for 110 km to the intersection of Provincial Route N°41, heading toward Passo Roballos for 60 km and then deviating south for 30km to Lago Posadas.

The project is situated at an elevation of 600 metres above sea level, which allows for year round exploration. Neither snow accumulations nor extremely low temperatures deter exploration.

Geology

The regional geology is comprised of a basement of Devonian to Carboniferous metagreywackes, shales, quartz phyllite, and metarudite of the Río Lácteo Formation. The metasediments, which display a low degree of deformation, form the Palaeozoic basement of the Southern Patagonian mountain range.

Overlying the basement rocks at an angular unconformity or tectonic contacts is the Jurassic Complex El Quemado, which is composed of ignimbrites, breccias, volcanic agglomerates, tuffs, rhyolitic-dacitic flows, andesite flows and some sandstone and conglomerates. This sequence can be up to 800m thick, but is typically in the order of 300m.

Cretaceous marine sediments of the Pueyrredón Group include the Springhill, Rio Mayer and Rio Belgrano formations, which lie unconformably upon the Complex El Quemado. The Group is typically 450m thick. Stratigraphically higher is the Cretaceous San Martin Group, which is comprised of continental sediments of the Río Tarde, Kachaike y Cardiel formations. The Rio Tarde Formation is predominant in the region.

Upper Cretaceous to Lower Tertiary intrusives are present regionally. Andesite and diorite intrusives are located at Cerros Negro (Río Ghío), Colmillo, Indio and Negro. Intrusives of the Complex Plutónico Cerro San Lorenzo are located at Cerro San Lorenzo and Cerro Principio. These intrusives comprise: granite, granodiorite, tonalite and rhyolite and andesite dykes.

At Cerro Cuadrado, andesite flows and lithic to brecciated tuffs are exposed in the north and northwest. These rocks are overlain by pyroclastics composed of dacite to rhyolite, lithic to porphyritic tuffs with maximum exposed thickness of 200m. The sequence is crowned by 100m thick acidic flow ignimbrites.

Vein hosted mineralisation is found in structures that vary from 0.2m to 6m, averaging 0.5m to 0.8m of saccharoidal microcystaline quartz with chalcedony. In the overlying flow ignimbrites and acidic tuffs, the structures vary between 0.6m to 7m and are composed of low temperature quartz, gray to gray greenish opaline and reddish-purple hematitic jasper, with lesser translucent saccharoidal microcystaline quartz.

Exploration Activities

Between August and October of 2005 and during September and October of 2006, a system of veins, 6.3 km in length, with individual veins widths averaging 2.3 m, were mapped and sampled. A total of 288 samples were taken from veins and breccias. The assay results returned silver values averaging 135 g/t with a maximum value of 3,160 g/t. Assays averaged 0.22% with a maximum value of 3.8% for lead and averaged 0.16% with a maximum of 3.6% for zinc. Gold results returned an average of 53 ppb and a maximum of 1.15 g/t.

In late 2006, Tenke carried out an extensive sampling and mapping program on the property which outlined a sizeable target area. Mineralization occurs over a strike length exceeding 6 kilometres with widths averaging 1.5 metres and up to 7 metres. Channel samples averaged 130 grams per tonne silver from 250 samples. Tenke followed up on these results with an initial scout drilling program comprising approximately 546 metres of core drilling in seven holes. An expanded exploration program is now being developed based on the positive results received including geophysics and detailed mapping as a basis for the next phase of drilling anticipated to occur later this year. Highlights of the recent drilling program are shown in the attached table.

Cerro Cuadrado
Santa Cruz Province, Argentina - Drill Results

Hole #	Depth (m)	Interval (m)	From (m)	To (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)
CC-01	81.00	2.05	23.00	25.05	338	4.77	2.63	0.23
including		1.55	23.50	25.05	494	7.08	3.88	0.34
		2.30	70.30	72.60	79.6	11.26	1.03	<0.1
including		1.40	71.20	72.60	111.1	15.55	1.44	0.13
CC-02	69.20	3.30	21.90	25.20	84.05	2.71	0.64	0.18
including		2.60	22.60	25.20	96.46	3.02	0.66	0.18
		0.90	51.50	52.40	38.90	2.06	1.91	<0.1
CC-03	64.30	4.45	24.45	28.90	18.80	1.93	0.60	<0.1
including		2.35	26.55	28.90	20.95	3.10	0.99	<0.1
		0.40	49.30	49.70	28.60	4.55	1.42	0.13
		1.60	60.40	62.00	10.10	1.16	0.30	0.12
CC-04	75.20	0.50	34.60	35.10	14.10	1.79	0.57	0.12
		0.95	72.05	73.00	9.60	1.06	0.20	0.17
CC-05	81.30	3.70	23.70	27.40	172.00	0.61	0.33	<0.1
including		0.55	25.45	26.00	229.00	0.86	0.68	0.03
		1.80	41.00	42.80	190.00	1.95	0.4	<0.1
including		0.90	41.40	42.30	441.00	4.34	0.84	<0.1
CC-06	66.10	0.25	15.10	15.35	63.90	7.65	4.58	0.27
		0.50	34.90	35.40	10.10	1.51	0.67	<0.1
CC-07	108.45	1.00	26.05	27.05	53.00	2.19	0.92	<0.1
		0.50	56.10	56.60	1880.00	2.18	1.28	<0.1
		1.70	69.45	71.15	8.10	3.8	1.08	<0.1
		1.40	94.50	95.90	270.00	0.43	0.34	<0.1

Drilling

Based on the successful sampling program, a phase-one drill program commenced in January of 2007. The program totaled 545.55m in seven holes.

Other South American Properties

Suramina will hold extensive mineral properties in San Juan, Mendoza, Rio Negro, Chubut and Santa Cruz Provinces (which were predominantly acquired through staking). Holding costs are expected to be relatively low for the next few years. Tenke did initial geologic reconnaissance on many of these properties and in some cases low cost scout drilling has been conducted to assess the potential of such properties. Formal exploration programs will be mobilized on each of these as time and resources permit, balanced with priorities on what will be Tenke's more advanced South American projects.

Risk Factors

Suramina's projects will be subject to various risks and uncertainties, including but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the "Suramina" include Suramina and what will be Suramina's subsidiaries:

Exploration and Development

Suramina's properties in South America will be in the early exploration stages only and will be without a known body of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance Suramina's mineral exploration activities on these properties will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body would be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Suramina.

Exploration to date at the Josemaria and Vicuña Projects has produced a series of advances and confirmation on the potential of the region to be classified as a new porphyry belt in Argentina, with numerous newly identified gold-copper systems associated with similar types of intrusive geology and alteration. Very favorable copper and gold mineralization surface results have been obtained along this belt and there is optimism that additional drilling will result in identification of mineralized resources. However, at a district scale, the region is a new frontier and much further work is required and results could vary considerably. Suramina will own a large portfolio of properties in this region, and it is anticipated that Suramina will dedicate significant exploration funds toward several properties which are at a very early stage with mineral potential unknown at this point, although these new projects are considered highly prospective.

Many of the concessions are at high altitude, and exploration periods are relatively short due to the severe high Andes winter. Therefore ongoing exploration will be relatively costly, and will require careful planning and specialized staff and contractors to successfully manage successive phases of work. Suramina will have projects spread throughout the country and given this geographical diversity, exploration is possible year round.

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of what will comprise Suramina's properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Suramina's activities. Suramina's projects will be in relatively remote locations therefore subject to infrastructure risk.

Title Matters

Tenke investigated its right to explore and exploit its properties that are included in the South American Assets and, to the best of its knowledge, those rights are in good standing except for a challenge on title on the Paramillos Project. Additionally, the Papagallos Property has been affected by the recent Mendoza Province Park boundary expansion.

The results of Tenke's investigations with respect to its properties should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Suramina will compete with other exploration and mining companies, many of which will have greater financial resources than Suramina, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the project that Suramina will have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of Suramina may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors which will be beyond the control of Suramina, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of Suramina's properties will depend upon Suramina's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that Suramina will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of Suramina, the extent of which cannot be predicted. Before production can commence on any properties Suramina must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although Suramina believes that what will constitute its mineral and exploration activities will be carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development.

In parts of Argentina and Chile, there has been a significant increase in environmental opposition to both mineral exploration and mining. This is already affecting properties in some of the provinces in which Suramina will work, in particular in Mendoza where Suramina will have two projects ready to drill. In certain other Argentine provinces such as Tierra del Fuego, Chubut, Rio Negro and to a degree in La Rioja, there is a significant degree of anti-mining sentiment which affects the risk of successfully exploring and developing what will comprise Suramina's assets in those provinces. There is no assurance that this trend will not continue, however it is anticipated that Suramina will spend considerable effort in local stakeholder communication and education to mitigate concerns for Suramina's exploration activities which will be in any case conducted to high international standards.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

It is anticipated that Suramina will maintain insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration on what will comprise Suramina's properties or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which Suramina will operate will not adversely affect Suramina's operations.

Suramina's properties will be held outside of Canada, in Chile and Argentina. As such, Suramina may be affected by possible political or economic instability in such countries. The risks include, but are not limited to, fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect Suramina's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

Political and economic challenges over the last five years in Argentina have been highly publicized and high unemployment across the country continues to be a problem and a source of potential civil discontentment. Economic conditions have shown steady improvement for quite some time and the peso which was dramatically devalued in 2001 has stayed relatively stable against the US dollar for the last five years despite the volatility of the US dollar against other international currencies. While Argentina's economy overall is better than many South American countries, the government currently in power has some left leaning tendencies which are not ideal for mining investment, however, Suramina has a positive long term outlook on the future of Argentina.

Description of Share Capital

Suramina is authorized to issue an unlimited number of common shares (the "**Suramina Shares**") and an unlimited number of class A voting shares (the "**Suramina Class A Shares**"), each without par value. The following is a summary of the principal attributes of the Suramina's Shares and the Suramina Class A Shares:

- **Voting Rights.** The holders of the Suramina Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Suramina. The Suramina Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

- **Dividends**. The holders of the Suramina Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Board, out of funds legally available therefor. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to Suramina.

- **Profits.** Each Suramina Share is entitled to share pro-rata in any profits of Suramina to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

- **Rights on Dissolution**. In the event of the liquidation, dissolution or winding up of Suramina, the holders of the Suramina Shares will be entitled to receive on a pro-rata basis all of the assets of Suramina remaining after payment of all of Suramina's liabilities.

- **Pre-Emptive, Conversion and Other Rights**. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Suramina Shares, and the Suramina Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Suramina Shares. There are no provisions discriminating against any existing or prospective holder of Suramina Shares as a result of such shareholder owning a substantial number of shares.

Payment of Dividends

The holders of Suramina Class A Shares shall not be entitled to receive and Suramina shall not be required to pay any dividends on the Suramina Class A Shares.

Participation on Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding up of Suramina or other distribution of the assets of Suramina among its shareholders for the purpose of winding up its affairs, the holders of the Suramina Class A Shares shall be entitled to receive out of the assets and property of Suramina, before any amount is paid or any property or assets of Suramina is distributed to the holders of the common shares or any other class ranking junior to the Suramina Class A Shares, the amount paid up on each Suramina Class A

Share held by them. After payment on the Suramina Class A Shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of Suramina.

Voting Rights

The holders of Suramina Class A Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of Suramina and shall be entitled to one vote in respect of each Suramina Class A Share at all such meetings.

Purchase for Cancellation

Suramina may at any time and from time to time purchase for cancellation the whole or any part of any of the Suramina Class A Shares at a price equal to the amount paid up on each such share.
The rights of holders of Suramina Shares and /or Suramina Class A Shares may only be changed by a special resolution of holders of two-thirds of the issued and outstanding Suramina Common Shares and/or Suramina Class A Shares, in accordance with the requirements of the *Canada Business Corporations Act.*

Consolidated Capitalization

The following table sets forth the consolidation capitalization of Suramina as at March 31, 2007.

Designation	Authorized	Outstanding as at March 31, 2007 (unaudited)
Suramina Shares	Unlimited	US$355,672,918 (59,855,829)

Indebtedness

None of the directors or executive officers of Suramina, or associates or affiliates of said persons, are indebted to Suramina.

Principal Shareholders

The following table sets forth the those persons who, to the knowledge of the directors and officers of Suramina, will beneficially own or exercise control or direction over Suramina Shares carrying more than 10% of the voting rights attached to all Suramina Shares after completion of the Arrangement:

Name and Address	Number of Shares	Percentage
Estate of Mr. Adolf H. Lundin [1] Geneva, Switzerland	11,619,436	19.3%

[1] These shares will be held by Ellegrove Capital Ltd. ("Ellegrove"), as to 8,377,636 common shares, Abalone Capital Ltd. ("Abalone"), as to 1,000,000 common shares, Lorito Holdings Limited ("Lorito"), as to 1,000,000 common shares, and Zebra Holdings and Investments Limited ("Zebra"), as to 1,241,800 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

Rights to Purchase Securities

No person currently has a right to purchase securities of Suramina. It is anticipated that Suramina will implement a stock option plan for its directors, officers and employees, similar to the Plan.

Escrowed Shares

There will be no escrowed Suramina Shares.

Prior Sales

There were no prior sales of the Suramina Shares or the Suramina Class A Shares during the preceding 12 months, save and except for the subscription for a nominal number of Suramina Class A Shares.

Market for Securities

There is currently no market for the securities of Suramina. Upon completion of the Arrangement, it is anticipated that the common shares of Suramina will commence trading on the TSX under the symbol "SAX".

Dividend Record

Suramina does not intend to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of Suramina to finance future growth, the financial condition of Suramina and other factors which the board of directors of Suramina may consider appropriate in the circumstances.

Directors and Officers

The board of directors of Suramina is comprised of six directors who are elected annually. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of Suramina. The names, provinces and countries of residence of each of the directors and executive officers of Suramina, their respective positions and offices held with Suramina, and their principal occupations are as follows:

Name and Province and Country of Residence	Positions with Suramina	Principal Occupation within the Preceding Five Years and, if applicable, Term as Director
Mats H. Carlsson Stockholm, Sweden	Director	Vice President, Equity Capital Markets, E. Ohman Jor Fondkommission AB, a brokerage firm based in Stockholm Sweden since October 2002
Paul K. Conibear British Columbia, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of Tenke
John H. Craig Ontario, Canada	Director	Lawyer, partner of Cassels Brock & Blackwell LLP
Lee A. Graber San Rafael, CA, USA	Director	Investment director of a private equity firm. July 2002 to November 2004, Managing Director, Mergers and Acquisitions, Endeavour Financial Ltd.; prior thereto, Vice President, Corporate Development, Homestake Mining Company
Lukas H. Lundin British Columbia, Canada	Director, Chairman of the Board	Mining and oil and gas executive
William A. Rand British Columbia, Canada	Director	Self-employed businessman
Wanda Lee British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Tenke

Executive Officers' and Directors' Compensation

Suramina's executive officers and directors have not yet received any compensation.

Summary Financial Information

Suramina selected financial information:

Reference is made to the unaudited interim consolidated financial statements of Suramina as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and the audited annual consolidated financial statements of Suramina as at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, together with the notes thereto. A summary of that information is set out below:

In US$	Three months ended March 31, 2007 (Unaudited)	Three months ended March 31, 2006 (Unaudited)	Year ended December 31, 2006	Year ended December 31, 2005
Statement of Operations (000's)				
Total Revenue	$ -	$ -	$ -	$ -
Net Loss	$ (439)	$ (245)	$ (3,145)	$ (1,262)

	March 31, 2007 (Unaudited)	December 31, 2006	December 31, 2005
Balance Sheet Data (000's)			
Cash and Cash Equivalents	$ 924	$ 1,160	$ 1,331
Total Assets	$ 17,796	$ 16,239	$ 13,306
Long Term Liabilities	$ -	$ -	$ -
Shareholders' Equity	$ 17,368	$ 15,269	$ 12,254

Auditors, Registrar and Transfer Agent

The auditors of Suramina are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

The registrar and transfer agent for Suramina Shares will be Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Material Contracts

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by Suramina immediately prior to the date hereof that can reasonably be regarded as presently material is the Share Purchase Agreement.

Legal Proceedings

Suramina is not currently a party to any legal proceedings.

Additional Information

There is currently no additional information available with respect to Suramina, other than such information as can be extra posted from the information of Tenke with respect to the South American Assets as set forth under the heading "Additional Information" relating to Tenke in this Joint Disclosure Booklet.

INFORMATION CONCERNING LUNDIN MINING CORPORATION and TENKE MINING CORP. FOLLOWING THE ARRANGEMENT

Lundin Mining

Shareholders of Lundin Mining following the Arrangement

Assuming that there are 60,199,829 Tenke Shares outstanding as at the Effective Time (which assumes that no Tenke Options are exercised prior to the such time) and that no Tenke Shareholder exercises dissent rights, Lundin Mining will issue approximately 104,145,704 Lundin Mining Shares upon completion of the Arrangement (not including Lundin Mining Shares issuable upon the subsequent exercise of Tenke options). Based upon the foregoing assumptions, upon the completion of the Arrangement, Former Tenke Shareholders will own approximately 26.67 % of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33 % of the then outstanding Lundin Mining Shares, on a non-diluted basis. On a fully diluted basis, former Tenke Shareholders will own approximately 26.75 % of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.25 % of the then outstanding Lundin Mining Shares.



LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2007
and
For the Three Months Ended March 31, 2007
and
For the Year Ended December 31, 2006

Compilation Report on Pro Forma Consolidated Financial Statements of Lundin Mining Corporation

To the Directors of Lundin Mining Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Lundin Mining Corporation ("Lundin" or the "Company") as at March 31, 2007 and unaudited pro forma consolidated statement of operations for the three months then ended and for the year ended December 31, 2006, and have performed the following procedures:

1. Compared the figures in the columns captioned "Lundin Mining Historical" to the to the unaudited consolidated financial statements of the Company as at March 31, 2007 and for the three months then ended, and the audited financial statements of the Company for the year ended December 31, 2006, respectively, and found them to be in agreement

2. Compared the figures in the columns captioned "Adjusted Tenke" to the unaudited consolidated financial statements of Tenke Mining Corporation ("Tenke") as at March 31, 2007 and for the three months then ended less the unaudited financial statements of Suramina Resources Inc. ("Suramina") as at March 31, 2007 less the adjustment to cash and cash equivalents described in note 3(b)(i) and for the three months then ended and the audited consolidated financial statements of Tenke for the year ended December 31, 2006 less the audited financial statements of Suramina for the year ended December 31, 2006, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Rio Narcea Historical" to the unaudited consolidated financial statements of Rio Narcea Gold Mines Ltd ("Rio Narcea") as at March 31, 2007 and for the three months then ended and for the year ended December 31, 2006, respectively, and found them to be in agreement.

4. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

5. The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the Acts and the related regulations.

6. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Lundin Mining Historical," "Adjusted Tenke" and "Rio Narcea Historical" as applicable, and found the amounts in the columns captioned "Pro Forma Lundin and Tenke", "Pro Forma Lundin, Tenke and Rio Narcea" and "Pro Forma Lundin" as at and for the three months ended March 31, 2007 and for the year ended December 31, 2006, as applicable, to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"PRICEWATERHOUSE COOPERS LLP"

Chartered Accountants

Vancouver
May 18, 2007

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2007

(All amounts in United States dollars, except where noted)
(Unaudited)

	Lundin Mining Historical	Adjusted Tenke (note 3(b)(i))	Tenke Acquisition Pro Forma Adjustments (note 3(b)(ii))	Pro Forma Lundin and Tenke	Rio Narcea Historical	Rio Narcea Pro Forma Adjustments (note 4(a))	Pro Forma Lundin, Tenke and Rio Narcea	Gold Mining Disposition Pro Forma Adjustments (note 5)	Pro Forma Lundin
ASSETS									
Current assets									
Cash and cash equivalents	$ 317,393	$ 96,501	$ (1,550)	$ 412,344	$ 71,718	$ 42,117	$ 526,179	$ (11,523)	$ 514,656
Restricted cash	-	-	-	-	5,950	-	5,950	-	5,950
Accounts receivable	130,340	52	-	130,392	21,944	-	152,336	(282)	152,054
Inventories	30,968	-	-	30,968	12,713	-	43,681	(512)	43,169
Other current assets	4,442	17	-	4,459	7,523	-	11,982	-	11,982
	483,143	96,570	(1,550)	578,163	119,848	42,117	740,128	(12,317)	727,811
Long term receivables	952	-	-	952	-	-	952	-	952
Reclamation fund	31,987	-	-	31,987	-	-	31,987	-	31,987
Long term investments	95,952	1,128	-	97,080	43,748	-	140,828	-	140,828
Equity investment in Tenke Fungurme	-	105,151	1,274,741	1,379,892	-	-	1,379,892	-	1,379,892
Mineral properties, plant and equipment	1,713,990	2	-	1,713,992	231,313	141,614	2,086,919	(270,315)	1,816,604
Goodwill	524,240	-	-	524,240	-	-	524,240	-	524,240
Unallocated purchase price	-	-	-	-	-	343,006	343,006		343,006
Other assets	1,987	-	-	1,987	1,314	-	3,301	-	3,301
Future income tax assets	10,892	-	-	10,892	5,518	-	16,410	-	16,410
	$ 2,863,143	$ 202,851	$ 1,273,191	$ 4,339,185	$ 401,741	$ 526,737	$ 5,267,663	$ (282,632)	$ 4,985,031
LIABILITIES									
Current liabilities									
Accounts payable and accrued liabilities	$ 120,184	$ 698	$ -	$ 120,882	$ 51,092	$ -	$ 171,974	$ (3,927)	$ 168,047
Income taxes payable	54,192	-	-	54,192	-	-	54,192	-	54,192
Current portion of long term debt and capital leases	2,658	-	-	2,658	11,577	-	14,235	(11,397)	2,838
Current portion of deferred revenue	3,204	-	-	3,204	-	-	3,204	-	3,204
	180,238	698	-	180,936	62,669	-	243,605	(15,324)	228,281
Long-term debt and capital leases	43,296	-	-	43,296	34,789	800,000	878,085	(253,970)	624,115
Deferred revenue	58,845	-	-	58,845	-	-	58,845	-	58,845
Provision for pension obligations	15,259	-	-	15,259	-	-	15,259	-	15,259
Asset retirement obligations and other provisions	97,627	-	-	97,627	24,763	-	122,390	(10,350)	112,040
Future income tax liabilities	247,420	-	194,398	441,818	5,766	-	447,584	(2,988)	444,596
Non-controlling Interest	-	-	-	-	491	-	491	-	491
	642,685	698	194,398	837,781	128,478	800,000	1,766,259	(282,632)	1,483,627
Shareholders' equity									
Share capital	1,897,447	337,350	943,596	3,178,393	250,278	(250,278)	3,178,393	-	3,178,393
Contributed surplus	7,545	(2,940)	2,940	7,545	23,439	(23,439)	7,545	-	7,545
Accumulated other comprehensive income	83,556	503	(503)	83,556	24,909	(24,909)	83,556	-	83,556
Retained earnings (deficit)	231,910	(132,760)	132,760	231,910	(25,363)	25,363	231,910	-	231,910
	2,220,458	202,153	1,078,793	3,501,404	273,263	(273,263)	3,501,404	-	3,501,404
	$ 2,863,143	$ 202,851	$ 1,273,191	$ 4,339,185	$ 401,741	$ 526,737	$ 5,267,663	$ (282,632)	$ 4,985,031

The accompanying notes are an integral part of these pro forma consolidated financial statements

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

	Lundin Mining Historical	Adjusted Tenke (note 3(b)(iii))	Pro Forma Lundin and Tenke	Rio Narcea Historical	Rio Narcea Pro Forma Adjustments (Note 4(b))	Pro Forma Lundin, Tenke and Rio Narcea	Gold Mining Disposition Pro Forma Adjustments (note 5)	Pro Forma Lundin
Sales	$ 193,920	$ -	$ 193,920	$ 62,661	$ -	$ 256,581	$ -	$ 256,581
Cost of sales	(67,242)	-	(67,242)	(17,982)	-	(85,224)	-	(85,224)
Accretion of asset retirement obligations	(1,120)	-	(1,120)	-	-	(1,120)	-	(1,120)
Depreciation, depletion and amortization	(35,878)	-	(35,878)	(3,135)	-	(39,013)	82	(38,931)
	89,680	-	89,680	41,544	-	131,224	82	131,306
Expenses								
General exploration and project investigation	(4,919)	-	(4,919)	(569)	-	(5,488)	-	(5,488)
Selling, general and administration	(6,731)	(1,119)	(7,850)	(2,178)	-	(10,028)	548	(9,480)
Stock-based compensation	(1,520)	(451)	(1,971)	-	-	(1,971)	-	(1,971)
Foreign exchange gains (losses)	(2,720)	767	(1,953)	(1,382)	-	(3,335)	(262)	(3,597)
Gains (losses) on derivative instruments	(5,524)	-	(5,524)	(4,828)	-	(10,352)	2,492	(7,860)
Interest and other income and expenses	4,029	949	4,978	568	-	5,546	(266)	5,280
Interest and bank charges	(910)	(1)	(911)	(184)	(11,940)	(13,035)	3,358	(9,677)
	(18,295)	145	(18,150)	(8,573)	(11,940)	(38,663)	5,870	(32,793)
Earnings before undernoted items	71,385	145	71,530	32,971	(11,940)	92,561	5,952	98,513
Gain on sale of investments	-	-	-	3,276	-	3,276	-	3,276
Non-controlling interest	-	-	-	35	-	35	-	35
Earnings before income taxes	71,385	145	71,530	36,282	(11,940)	95,872	5,952	101,824
Income taxes								
Current income taxes	(14,021)	-	(14,021)	-	-	(14,021)	-	(14,021)
Future income tax (expense) recovery	(3,656)	-	(3,656)	(9,932)	4,179	(9,409)	(71)	(9,480)
	(17,677)	-	(17,677)	(9,932)	4,179	(23,430)	(71)	(23,501)
Net earnings (loss)	$ 53,708	$ 145	$ 53,853	$ 26,350	$ (7,761)	$ 72,442	$ 5,881	$ 78,323
Earnings per share ($ per share)								
Basic	$ 0.19		$ 0.14			$ 0.19		$ 0.20
Diluted	$ 0.19		$ 0.14			$ 0.19		$ 0.20
Weighted average number of shares outstanding (000's)								
Basic	285,454	105,517	390,970			390,970		390,970
Diluted	286,058	105,517	391,575			391,575		391,575

The accompanying notes are an integral part of these pro forma consolidated financial statements.

LUNDIN MINING CORPORATION
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

	Lundin Mining Historical	Adjusted Tenke (note 3(b)(iii))	EuroZinc Acquisition Pro Forma Adjustments (note 3(a))	Pro Forma Lundin and Tenke	Rio Narcea Historical	Rio Narcea Pro Forma Adjustments (Note 4(b))	Pro Forma Lundin, Tenke and Rio Narcea	Gold Mining Disposition Pro Forma Adjustments (note 5)	Pro Forma Lundin
Sales	$ 539,729	$ -	$ 410,488	$ 950,217	$ 225,694	$ -	$ 1,175,911	$ -	$ 1,175,911
Cost of sales	(219,088)	-	(92,741)	(311,829)	(108,465)	-	(420,294)	-	(420,294)
Accretion of asset retirement obligations	(1,284)	-	(2,371)	(3,655)	-	-	(3,655)	-	(3,655)
Depreciation, depletion and amortization	(74,991)	-	(65,677)	(140,668)	(15,434)	-	(156,102)	186	(155,916)
	244,366	-	249,699	494,065	101,795	-	595,860	186	596,046
Expenses									
General exploration and project investigation	(9,857)	(298)	(3,077)	(13,232)	(4,905)	-	(18,137)	-	(18,137)
Selling, general and administration	(17,051)	(1,519)	(5,987)	(24,557)	(9,206)	-	(33,763)	696	(33,067)
Stock-based compensation	(2,381)	(3,151)	(2,719)	(8,251)	-	-	(8,251)	-	(8,251)
Foreign exchange gains (losses)	(16,907)	(618)	(350)	(17,875)	629	-	(17,246)	(705)	(17,951)
Gains (losses) on derivative instruments	420	-	(82,221)	(81,801)	(37,793)	-	(119,594)	7,933	(111,661)
Interest and other income and expenses	8,321	3,039	11,240	22,600	1,606	-	24,206	(99)	24,107
Interest and bank charges	(1,646)	(2)	(3,224)	(4,872)	(1,830)	(47,760)	(54,462)	13,433	(41,029)
	(39,101)	(2,549)	(86,338)	(127,988)	(51,499)	(47,760)	(227,247)	21,258	(205,989)
Earnings before undernoted items	205,265	(2,549)	163,361	366,077	50,296	(47,760)	368,613	21,444	390,057
Gain on sale of investments	9	-	-	9	-	-	9	-	9
Non-controlling interest	(183)	-	-	(183)	30	-	(153)	-	(153)
Earnings before income taxes	205,091	(2,549)	163,361	365,903	50,326	(47,760)	368,469	21,444	389,913
Income taxes									
Current income taxes	(50,291)	-	(43,799)	(94,090)	-	-	(94,090)	-	(94,090)
Future income tax (expense) recovery	(1,851)	-	9,153	7,302	20,405	16,716	44,423	(3,396)	41,027
	(52,142)	-	(34,646)	(86,788)	20,405	16,716	(49,667)	(3,396)	(53,063)
Net earnings (loss)	$ 152,949	$ (2,549)	$ 128,715	$ 279,115	$ 70,731	$ (31,044)	$ 318,802	$ 18,048	$ 336,850
Earnings per share ($ per share)									
Basic	$ 1.02			$ 0.72			$ 0.82		$ 0.87
Diluted	$ 1.01			$ 0.71			$ 0.82		$ 0.86
Weighted average number of shares outstanding (000's)									
Basic	149,440	105,517	133,955	388,912			388,912		388,912
Diluted	151,152	105,517	133,955	390,624			390,624		390,624

The accompanying notes are an integral part of these pro forma consolidated financial statements.

LUNDIN MINING CORPORATION
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

(All amounts in thousands of United States dollars, except where noted)
(Unaudited)

1. Proposed Transactions and Basis of Presentation

On April 4, 2007, Lundin Mining Corporation ("Lundin" or the "Company") made an offer to the shareholders of Rio Narcea Gold Mining Ltd. ("Rio Narcea") to purchase all issued and outstanding common shares of Rio Narcea for CDN$5.00 per share and all outstanding warrants of Rio Narcea for CDN$1.04 per warrant for total cash consideration of approximately $765.5 million (the "Rio Narcea Acquisition"). In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). Funding for the Rio Narcea Acquisition is expected to be through an $800 million credit facility. If the Red Back Option is exercised, the Company anticipates that the $225 million proceeds from the Gold Asset Disposition will be applied to reduce the amount outstanding on the credit facility.

On April 11, 2007, the Company and Tenke Mining Corp. ("Tenke") announced that they entered into a definitive agreement to combine the two companies (the "Tenke Acquisition"). The transaction will be completed by way of a Plan of Arrangement (the "Arrangement"). At closing, all Tenke common shares will be automatically exchanged on the basis of 1.73 Lundin common shares for each Tenke common share. Pursuant to the Arrangement Tenke will convey its South American assets and cash in the amount of $5 million to a newly incorporated, wholly-owned subsidiary, Suramina Mining Inc. ("Suramina"). The shares of Suramina will be distributed to Tenke shareholders immediately prior to the effective time of the Arrangement and an application will be made to list the common shares of Suramina on the Toronto Stock Exchange.

These pro forma consolidated financial statements of Lundin reflect the Tenke Acquisition, the Rio Narcea Acquisition (the "Acquisitions") and the Gold Asset Disposition. The Tenke Acquisition is subject to the approval of the shareholders of the Company and the shareholders of Tenke and applicable regulatory authorities. The Rio Narcea acquisition is subject to the tender of shares representing at least 66 ⅔% of the outstanding common shares of Rio Narcea, calculated on a fully diluted basis. The Gold Asset Disposition is dependent on the exercise by Red Back Mining Inc. of their rights under the Red Back Option. Accordingly, the pro forma consolidated financial statements have been presented with three sub-totals representing Lundin on a pro forma basis after making adjustments for each transaction as follows:

a) Pro Forma Lundin after the Tenke Acquisition (note 3)

b) Pro Forma Lundin after the Tenke Acquisition and Rio Narcea Acquisition (note 4)

c) Pro Forma Lundin after the Acquisitions and the Gold Asset Disposition (note 5)

These pro forma consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, and do not contain all the information required for annual or interim financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim consolidated financial statements of each of Lundin, Tenke and Rio Narcea.

These pro forma consolidated financial statements have been prepared on the basis that Lundin is considered the acquirer for each of the Acquisitions. The pro forma consolidated balance sheet is prepared to give effect to the Acquisitions and the Gold Asset Disposition as if they occurred on March 31, 2007. The pro forma statements of operations are prepared to give effect to the Acquisitions and the Gold Asset Disposition as if they occurred on January 1, 2006.

(All amounts in thousands of United States dollars, except where noted)

1. Proposed Transactions and Basis of Presentation (continued)

These pro forma consolidated financial statements are not intended to reflect the financial position of Lundin which would have resulted had the Acquisitions and the Gold Asset Disposition actually been completed on March 31, 2007 or the results of operations of Lundin that would have resulted had the Acquisitions and the Gold Asset Disposition actually been effected on January 1, 2006. Further, the pro forma results of operations may not be indicative of future results.

The allocation of the purchase price to the identifiable assets and liabilities and the adjustments to the statements of operations presented in these pro forma consolidated financial statements related to the Acquisitions is preliminary and subject to change. In arriving at the fair values of assets and liabilities of Rio Narcea, the Company has made assumptions, estimates and assessments which are solely based on available public information. The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment.

2. Significant Accounting Policies

Accounting policies used in the preparation of these pro forma consolidated financial statements are disclosed in Lundin's audited consolidated financial statements for the year ended December 31, 2006 and the interim consolidated financial statements for the three months ended March 31, 2007. No adjustment has been made for differences in accounting policies between Lundin and Tenke Mining or between Lundin and Rio Narcea, except as identified and indicated in the notes to these pro forma consolidated financial statements.

3. EuroZinc Acquisition and Tenke Acquisition

(a) EuroZinc Acquisition

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc"). The pro forma consolidated statement of operations of the Company for the year ended December 31, 2006 has been adjusted as follows:

(i) EuroZinc Earnings for the Period January 1, 2006 to October 31, 2006

Earnings of EuroZinc for the period January 1, 2006 to October 31, 2006 prior to the date of acquisition have been included to reflect the results of operations as though the acquisition had been completed on January 1, 2006.

(ii) EuroZinc Purchase Accounting

Depreciation, depletion and amortization has been increased by $43.0 million and future income tax recovery has been increased by $9.3 million to reflect the amortization and related tax effect of the fair value adjustments to mineral properties, plant and equipment related to the acquisition of EuroZinc for the ten months ended October 31, 2006.

(All amounts in thousands of United States dollars, except where noted)

(b) Tenke Acquisition

(i) Adjusted Tenke

The assets and liabilities of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated balance sheet as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated financial statements of Tenke as at March 31, 2007 after taking into effect the transfer of the South American assets and liabilities to Suramina, including additional cash of $5 million, and an assumption that all Tenke stock options (all of which are in-the-money) are exercised prior to the Tenke Acquisition for cash proceeds of $8.2 million as follows:

	Tenke Mining Corp. historical	Suramina Resources historical	Adjustment	Pro forma adjustment - exercise of Tenke stock options	**Adjusted Tenke book value**
Cash and cash equivalents	$ 94,275	$ (924)	$ (5,000)	$ 8,150	**$ 96,501**
Accounts receivable	739	(687)	-	-	**52**
Inventories	8	(8)	-	-	**-**
Other current assets	17	-	-	-	**17**
Long term investments	1,128	-	-	-	**1,128**
Equity investment in Tenke Fungurme	105,151	-	-	-	**105,151**
Mineral properties, plant and equipment	16,179	(16,177)	-	-	**2**
Accounts payable and accrued liabilities	(1,031)	333	-	-	**(698)**
Net assets	$ 216,466	$ (17,463)	$ (5,000)	$ 8,150	**$ 202,153**

(ii) Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet

The acquisition of Tenke is accounted for as an asset purchase for accounting purposes. Under this method of accounting, the identifiable assets and liabilities of Tenke are recorded upon acquisition by the Company at their fair values, and the fair values are adjusted for the effect of future income taxes if the tax values of the assets and liabilities differ from their fair values. No goodwill is recorded on an asset purchase. The measurement of the purchase consideration for Tenke in these pro forma consolidated financial statements is recorded at the closing price of Lundin shares on the date of the announced plan of arrangement being CDN$13.90 per share, or US$1,280.9 million. The actual purchase consideration will be determined using the share price and number of outstanding shares at the date of closing.

(All amounts in thousands of United States dollars, except where noted)

(ii) Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet (continued)

The adjustments to the pro forma consolidated balance sheet as at March 31, 2007 to record the identifiable assets and liabilities of Tenke at fair value are as follows:

	Adjusted Tenke fair value	Adjusted Tenke book value (note 3(b)(i))	**Pro forma adjustments**
Cash and cash equivalents	$ 94,951	$ (96,501)	$ **(1,550)**
Accounts receivable	52	(52)	**-**
Other current assets	17	(17)	**-**
Long term investments	1,128	(1,128)	**-**
Equity investment in Tenke Fungurme	1,379,892	(105,151)	**1,274,741**
Mineral properties, plant and equipment	2	(2)	**-**
Accounts payable and accrued liabilities	(698)	698	**-**
Future income tax liabilities	(194,398)	-	**(194,398)**
Net assets	$ 1,280,946	$ (202,153)	$ **1,078,793**

(iii) Adjusted Tenke – Pro Forma Consolidated Statement of Operations

The results of operations of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated statement of operations as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated statements of operations of Tenke for the three months ended March 31, 2007 and the year ended December 31, 2006.

Three Months Ended March 31, 2007

	Tenke Mining Corp. historical	Suramina Resources Inc. historical	**Adjusted Tenke**
Selling, general and administration	$ (1,229)	$ (110)	$ **(1,119)**
Stock-based compensation	(502)	(50)	**(451)**
Foreign exchange gains (losses)	739	(27)	**767**
Interest and other income and expenses	958	9	**949**
Interest and bank charges	(1)	-	**(1)**
	$ (35)	$ (178)	$ **145**

(All amounts in thousands of United States dollars, except where noted)

(iii) Adjusted Tenke – Pro Forma Consolidated Statement of Operations (continued)

Year Ended December 31, 2006

	Tenke Mining Corp. historical	Suramina Resources Inc. historical	Adjusted Tenke
General exploration and project investigation	$ (902)	$ (604)	$ (298)
Selling, general and administration	(1,845)	(326)	(1,519)
Stock-based compensation	(3,501)	(350)	(3,151)
Foreign exchange gains (losses)	(798)	(180)	(618)
Interest and other income and expenses	2,934	(105)	3,039
Interest and bank charges	(93)	(91)	(2)
Write-off of mineral property interests	(1,491)	(1,491)	-
	$ (5,696)	$ (3,147)	$ (2,549)

4. Rio Narcea Acquisition

The Rio Narcea Acquisition is accounted for as a business combination using the purchase method whereby the identifiable assets and liabilities of Rio Narcea are measured at their individual fair values on the date of the acquisition. If the consideration paid exceeds the aggregate of these fair values including any related amounts for future income taxes arising on the initial recognition of fair values then the excess consideration is recorded on the consolidated balance sheet as goodwill.

The cash consideration to be paid to Rio Narcea shareholders of $765.5 million represents CDN$5.00 per common share and CDN$1.04 per warrant. The Company has assumed that all Rio Narcea stock options (all of which are in-the-money) are exercised prior to the acquisition for cash proceeds of approximately $15.6 million and that all outstanding common shares of Rio Narcea are tendered to the Company's offer.

(a) Adjustments to Pro Forma Consolidated Balance Sheet

The following pro forma adjustments have been made to the pro forma consolidated balance sheet as at March 31, 2007 to reflect the purchase of Rio Narcea:

	Proceeds from options exercised	Fair value adjustments	Long-term debt assumed, net of cash paid	Rio Narcea pro forma adjustments
Cash and cash equivalents	$ 15,579	$ (7,950)	$ 34,487	$ 42,117
Mineral properties, plant and equipment	-	141,614	-	141,614
Unallocated purchase price	-	343,006	-	343,006
Long-term debt and capital leases	-	-	(800,000)	(800,000)
Net assets purchased	$ 15,579	$ 476,671	$ (765,513)	$ (273,263)

(iv) Proceeds from exercise of in-the-money stock options

The net assets acquired include an assumption that all in-the-money Rio Narcea stock options are exercised prior to the acquisition for cash proceeds of $15.6 million.

(All amounts in thousands of United States dollars, except where noted)

(v) Fair value adjustments

The fair value adjustments relate to the allocation of the fair values of Rio Narcea's assets and liabilities resulting from the allocation of the excess purchase price over the carrying values recorded by Rio Narcea as follows:

- adjustment to decrease cash and cash equivalents for estimated costs of $7.95 million to complete the Rio Narcea Acquisition;
- adjustment to increase the carrying value of mineral properties, plant and equipment by $141.6 million to increase the carrying value of the gold mining assets to the exercise price of the Red Back Option (note 5);

The consideration paid exceeds the aggregate of the fair values of identifiable assets and liabilities by $343.0 million and this amount is included in the pro forma consolidated balance sheet under the caption "unallocated excess purchase price". The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment (note 6).

(vi) Long-term debt related to acquisition of Rio Narcea:

Cash consideration of $765.5 million to acquire Rio Narcea is expected to be financed through a credit facility in the amount of $800 million for a net increase in cash and cash equivalents of $34.4 million.

(b) Adjustments to the Pro Forma Consolidated Statements of Operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the Rio Narcea Acquisition had occurred on January 1, 2006:

(vii) Interest on long-term debt

The pro forma consolidated statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes interest expense related to long-term debt of $11.9 million and $47.8 million, respectively.

(viii) Future income tax recovery

The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes future income tax recoveries of $4.2 million and $16.7 million, respectively, related to the adjustment described in note 4(b)(i).

5. Gold Asset Disposition

In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). The pro forma consolidated balance sheet includes an adjustment to reflect the sale of the gold mining related net assets and repayment of $225 million in long-term debt. The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes adjustments to decrease interest expense related to the $225 million in long-term debt as if the repayment had occurred on January 1, 2006.

(All amounts in thousands of United States dollars, except where noted)

6. Other Items Not Adjusted

The adjustments made to the pro forma consolidated statements of operations reflect only those items which recur and do not include all charges to income which are expected to occur immediately following the transaction. In addition, these statements do not give effect to operating efficiencies and cost savings that may result from the Arrangement.

Upon closing of the Acquisitions the Company is required to fair value all of the assets and liabilities acquired. The final values allocated to the acquired assets will depend on the Company's view of, amongst other things, long term metal prices, exchange rates and reserves and resources on completion. It is likely that the final purchase price will result in a significant increase in the carrying value of mineral properties, plant and equipment and related future income tax liability, and this will result in an increase in depreciation, depletion and amortization expense from that shown in the pro forma consolidated financial statements. The Company estimates that for every $100 million allocated to mineral properties, plant and equipment that there would be a corresponding depreciation charge of $12.5 million ($8.0 million after income taxes or a reduction to basic earnings per share of $0.02) for the year ended December 31, 2006 and $3.1 million ($2.0 million after income taxes or a reduction to basic earnings per share of $0.005) for the three months ended March 31, 2007.

Any excess of the purchase price paid over the amount allocated to the assets and liabilities acquired in the Rio Narcea Acquisition will be classified as goodwill, which, under Canadian generally accepted accounting principles, will not be amortized but which the Company is required to allocate to its reporting units and test for impairment on an annual basis. The first impairment test will be performed at a future date as determined by management and there can be no assurances that an impairment and write-down of goodwill will not occur.

7. Pro Forma Earnings Per Share

The earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method whereby all "in-the-money" stock options are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average price during the period.

The pro forma earnings per share information assumes that 160.8 million Lundin shares issued for the October 31, 2006 acquisition of EuroZinc had occurred on January 1, 2006 (note 3(a)(ii)).

The pro forma earnings per share information following the Tenke Acquisition assumes the issue of 105.5 million Lundin shares on January 1, 2006.



SURAMINA RESOURCES

Consolidated Financial Statements

As at March 31, 2007 and December 31, 2006 and 2005
and
For the Three Months Ended March 31, 2007 and 2006
and
For the Years Ended December 31, 2006 and 2005



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Directors of
Tenke Mining Corp.

We have audited the consolidated balance sheets of Suramina Resources Business as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Business as at December 31, 2006 and 2005 and the results of its loss and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
May 17, 2007

SURAMINA RESOURCES
CONSOLIDATED BALANCE SHEETS
(All amounts in United States dollars, except where noted)

As at	Mar 31, 2007 (unaudited)	Dec 31, 2006	Dec 31, 2005
ASSETS			
Current assets			
Cash and cash equivalents	$ 923,918	$ 1,160,034	$ 1,331,414
Accounts receivable	686,831	689,386	592,233
Supplies inventory	8,236	4,982	33,996
	1,618,985	1,854,402	1,957,643
Mineral properties and related expenditures (note 4)	15,783,027	13,985,900	10,956,310
Fixed assets, net	394,187	398,273	392,290
	$ 17,796,199	$ 16,238,575	$ 13,306,243
LIABILITIES			
Current liabilities			
Accounts payables and accrued liabilities	$ 332,956	$ 268,526	$ 274,357
Advances from joint venturer	-	700,751	777,923
	332,956	969,277	1,052,280
EQUITY			
Owner contributions (note 6)	27,388,130	24,755,293	18,595,077
Deficit	(9,924,887)	(9,485,995)	(6,341,114)
	17,463,243	15,269,298	12,253,963
	$ 17,796,199	$ 16,238,575	$ 13,306,243

Transfer of assets and going concern (note 1)

Nature of operations (note 2)

Commitments (notes 4 and 8)

Subsequent events (note 10)

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors of Tenke Mining Corp.:

/s/ Paul K. Conibear
Director

/s/ Lee A. Graber
Director

SURAMINA RESOURCES
CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(All amounts in United States dollars, except where noted)

	Three Months Ended		Years Ended	
	Mar 31, 2007 *(unaudited)*	Mar 31, 2006 *(unaudited)*	Dec 31, 2006	Dec 31, 2005
Expenses				
Consulting	$ 16,800	$ 21,701	$ 101,597	$ 50,161
General exploration and project investigation	260,534	70,751	603,267	293,815
Interest and bank charges	91	305	90,769	1,069
Management fees	4,870	4,677	19,577	14,543
Office and general	14,707	9,407	(7,356)	68,246
Professional fees	25,753	18,105	65,296	46,043
Promotion and public relations	15,116	14,192	120,463	149,957
Stock based compensation	50,163	-	350,139	16,706
Wages and benefits	32,460	6,570	25,947	28,975
	420,494	**145,708**	**1,369,699**	**669,515**
Other expense (income)				
Interest income	(9,761)	(10,882)	(973)	(19,629)
Foreign exchange loss	27,366	108,761	179,594	60,998
Other expense	793	-	106,036	-
Write-off of mineral property interests	-	1,025	1,490,525	551,219
Loss and comprehensive loss	**438,892**	**244,612**	**3,144,881**	**1,262,103**
Deficit, beginning of the period	9,485,995	6,341,114	6,341,114	5,079,011
Deficit, end of the period	**$ 9,924,887**	**$ 6,585,726**	**$ 9,485,995**	**$ 6,341,114**

The accompanying notes are an integral part of these financial statements.

SURAMINA RESOURCES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in United States dollars, except where noted)

	Three Months Ended		Years Ended	
	Mar 31, 2007	Mar 31, 2006	Dec 31, 2006	Dec 31, 2005
	(unaudited)	*(unaudited)*		
Cash flows from (used in) operating activities				
Loss for the year	$ (438,892)	$ (244,612)	$ (3,144,881)	$ (1,262,103)
Items not affecting cash:				
Stock based compensation	50,183	-	350,139	16,706
Unrealized foreign exchange loss	27,366	108,761	179,594	60,998
Write-off of mineral property interests	-	1,025	1,490,525	551,219
	(361,363)	(134,826)	(1,124,623)	(633,180)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	411,310	(11,732)	(68,139)	(397,537)
Accounts payable and accrued liabilities	(123,035)	821,454	(5,831)	125,597
	(73,088)	**674,896**	**(1,198,593)**	**(905,120)**
Cash flows from (used in) investing activities				
Mineral properties and related expenditures	(2,796,114)	(3,510,152)	(7,537,224)	(7,246,429)
Advances from (repayments to) joint venturer	(700,751)	(590,809)	(77,172)	777,923
Option payments received	806,416	963,654	3,254,576	1,102,704
Purchase of fixed assets	(27,887)	(80,603)	(123,999)	(236,784)
	(2,718,336)	**(3,217,910)**	**(4,483,819)**	**(5,602,586)**
Cash flows from (used in) financing activities				
Owner contributions	2,582,674	2,029,900	5,690,626	7,504,726
	2,582,674	**2,029,900**	**5,690,626**	**7,504,726**
Effect of exchange rates on cash and cash equivalents	(27,366)	(108,761)	(179,594)	(60,998)
Increase (decrease) in cash and cash equivalents	**(236,116)**	**(621,875)**	**(171,380)**	**936,022**
Cash and cash equivalents, beginning of the period	1,160,034	1,331,414	1,331,414	395,392
Cash and cash equivalents, end of the period	**$ 923,918**	**$ 709,539**	**$ 1,160,034**	**$ 1,331,414**

The accompanying notes are an integral part of these financial statements.

SURAMINA RESOURCES
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(All amounts in United States dollars)

	San Juan Argentina	Patagonia Argentina	La Rioja Argentina	Mendoza Argentina	CVRD Argentina	Jogmec Argentina/Chile	Properties Chile	Total
Balance, December 31, 2004	$ 3,331,965	$ 1,006,285	$ 38,508	$ 348,552	$ -	$ 279,082	$ 43,050	$ 5,047,442
Acquisition, permits and taxes	221,568	1,472	219,372	174,153	11,055	157,193	44,418	829,231
Drilling	1,200,065	181,481	3,619	-	16	214,002	-	1,599,183
Environmental/social development	312	208	-	93,073	1,852	864	-	96,309
Excavation	125,382	15,753	13,503	-	4,836	132,672	-	292,146
Geophysical, staking and maps	70,442	36,131	66,130	95,527	328	74,536	-	343,094
Office and general	287,128	105,532	45,133	111,314	9,856	135,301	-	694,264
Option payment	231,070	-	-	-	-	-	-	231,070
Professional fees	358,255	312,501	46,236	261,542	37,774	209,351	-	1,225,659
Sampling and testing	154,929	79,964	5,883	93,616	546	31,815	-	366,753
Technical and field staff	326,637	51,678	45,872	88,415	14,594	131,036	-	658,232
Transport and travel	80,117	82,238	6,095	82,646	4,933	82,920	-	338,949
Value added taxes	401,346	123,696	64,073	142,384	12,459	145,943	-	889,901
	3,457,251	990,654	515,916	1,140,670	98,249	1,315,633	44,418	7,562,791
Option payments received	-	-	-	-	-	(1,102,704)	-	(1,102,704)
Incurred during the year	3,457,251	990,654	515,916	1,140,670	98,249	212,929	44,418	6,460,087
Write-off of mineral properties	(550,469)	(750)	-	-	-	-	-	(551,219)
Balance, December 31, 2005	6,238,747	1,996,189	554,424	1,489,222	98,249	492,011	87,468	10,956,310
Acquisition, permits and taxes	84,544	20,598	165,481	218,849	134,626	288,604	54,993	967,695
Drilling	750,207	184,284	259,553	114,837	151,545	283,900	-	1,744,326
Environmental/social development	2,154	1,867	-	101,998	5,321	2,798	-	114,138
Excavation	67,508	9,942	41,280	14,640	105,042	133,086	-	371,498
Geophysical, staking and maps	19,652	2,991	5,154	2,465	82,039	133,644	-	245,945
Office and general	181,933	109,103	106,514	117,382	167,103	182,315	-	864,350
Professional fees	314,755	212,579	104,696	213,727	343,022	163,934	-	1,352,713
Sampling and testing	59,600	48,340	22,871	18,333	69,455	25,008	-	243,607
Stock based compensation	37,329	-	37,328	44,794	-	-	-	119,451
Technical and field staff	251,038	30,235	96,531	33,938	214,293	156,373	-	782,408
Transport and travel	74,409	50,570	28,181	50,498	96,404	73,896	-	373,958
Value added and bank taxes	189,897	66,079	64,508	78,067	92,846	103,205	-	594,602
	2,033,026	736,588	932,097	1,009,528	1,461,696	1,546,763	54,993	7,774,691
Option payments received	-	-	-	-	(1,559,945)	(1,694,631)	-	(3,254,576)
Incurred during the year	2,033,026	736,588	932,097	1,009,528	(98,249)	(147,868)	54,993	4,520,115
Write-off of mineral properties	(3,340)	(26,103)	-	(1,461,082)	-	-	-	(1,490,525)
Balance, December 31, 2006	8,268,433	2,706,674	1,486,521	1,037,668	-	344,143	142,461	13,985,900
Acquisition, permits and taxes	24,605	6,582	1,512	41,267	11,534	448,456	-	533,956
Drilling	481,464	67,894	45,740	-	-	-	-	595,098
Environmental/social development	5,989	1,374	3,068	8,326	2,059	109	-	20,925
Excavation	73,102	28,475	23,067	-	17,000	41,296	-	182,940
Geophysical, staking and maps	4,498	228	18,783	-	-	41,804	-	65,313
Office and general	99,525	30,451	15,537	9,636	11,410	38,775	-	205,334
Professional fees	144,277	58,625	17,910	12,524	56,885	38,101	15,570	343,892
Sampling and testing	22,187	10,413	111	1,964	1,947	14,623	-	51,245
Technical and field staff	174,095	20,560	27,216	117	1,547	24,999	-	248,534
Transport and travel	49,706	24,393	4,939	4,206	3,300	28,825	-	115,369
Value added and bank taxes	125,105	25,848	32,400	7,630	10,176	39,778	-	240,937
	1,204,553	274,843	190,283	85,670	115,858	718,766	15,570	2,603,543
Option payments received	-	-	-	-	(105,665)	(700,751)	-	(806,416)
Incurred during the period	1,204,553	274,843	190,283	85,670	10,193	16,015	15,570	1,797,127
Balance, March 31, 2007	$ 9,472,986	$ 2,981,517	$ 1,676,804	$ 1,123,338	$ 10,193	$ 360,158	$ 158,031	$ 15,783,027

SURAMINA RESOURCES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(All amounts in United States dollars, except where noted)

1. TRANSFER OF ASSETS AND GOING CONCERN

On April 11, 2007, Tenke Mining Corp. ("Tenke") announced a Plan of Arrangement (the "Arrangement"), whereby Tenke will be divided into two separate companies. Tenke will convey its South American assets and cash in the amount of $5 million to a newly-incorporated wholly-owned subsidiary, Suramina Resources ("Suramina" or the "Business"). The shares of Suramina will be distributed to Tenke shareholders, with the exception of dissenting shareholders, pursuant to the Arrangement and upon completion, Tenke will continue to hold its interests in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo.

The Arrangement is subject to approval by the shareholders of Tenke, applicable regulatory authorities and the Supreme Court of Ontario.

These consolidated financial statements reflect the financial position, statements of loss, comprehensive loss and deficit and cash flows of the South American assets of Tenke presented under the continuity of interests basis of accounting whereby the balance sheet amounts are based on the amounts recorded by Tenke. The consolidated statements of loss include an allocation of Tenke's general and administrative expenses for each period presented. The allocation of general and administrative expenses was calculated on a reasonable basis as determined by management. No allocation has been provided with respect to the opening deficit for transactions prior to January 1, 2005. Management cautions readers of these consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

While these financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business, there are conditions that cast significant doubt on the validity of this assumption. As at March 31, 2007, the Business has working capital of $1.3 million and no sources of funding, other than Tenke and the $5 million to be conveyed by Tenke upon closing of the Arrangement. The Business' ability to continue as a going concern is dependent on the ability of the Business to raise equity financing and to attain profitable operations. If the use of the going concern assumption was not appropriate, the changes to these financial statements would be material.

2. NATURE OF OPERATIONS

The Business, together with its subsidiaries, is engaged in exploring, acquiring and developing precious and base metal properties in South America. The Business has wholly owned copper/gold mineral concessions and options under active exploration to acquire interests in various properties located in Argentina and Chile (note 4).

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the Business' ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon the Business' ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Business' activities or may result in the impairment or loss of part or all of the Business' interest in the properties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Business are prepared in accordance with accounting principles generally accepted in Canada and applied on a consistent basis. A summary of the Business' significant policies is as follows:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Business and all directly or indirectly owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of reclamation obligations, the recoverability of mineral properties, the assumptions used in the determination of the fair value of stock based compensation and future income tax. Actual results could differ from those estimates.

(c) Reporting currency and foreign currency translation

The majority of the Business' transactions are denominated in US dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Business has limited exposure to fluctuation between the US dollar and other foreign currencies.

The Business follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates.

Foreign exchange gains or losses on translation are included in the consolidated statement of operations in the period in which they occur.

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash, short-term notes and bank deposits with an original maturity of three months or less.

(e) Supplies inventory

Supplies inventory is valued at the lower of cost and net realizable value.

(f) Mineral properties and related expenditures

Mineral properties and related expenditures are carried at cost. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off.

Option payments received and cost reimbursements receivable pursuant to terms of option agreements have been applied against project expenditures. Under the option agreements, these amounts may give rise to future claims against the assets of the Business.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the Business' ability to discover economically recoverable reserves, preserve its interest in the underlying mineral claims, obtain necessary financing to complete its projects, and attain future profitable production or alternatively, upon the Business' ability to dispose of its interests on an advantageous basis. Management assesses the recoverability of individual mineral properties when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If estimated future non-discounted cash flows, using management's estimates of forward prices and the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

Although the Business has taken steps to verify the title to the mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

(g) Fixed assets

Fixed assets are recorded at cost. Amortization is provided on a straight-line basis over varying periods of three to ten years according to the expected life of the asset. Amortization charged in respect of fixed assets supporting the exploration and development of mineral resources is capitalized to mineral properties and related expenditures.

(h) Basic and diluted loss per common share

The Business is not a legal entity and does not have any issued shares. After the incorporation of the Business, basic and diluted loss per share will be presented. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the period. The Business will follow the treasury stock method in the calculation of diluted loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net loss per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is only dilutive when the average market price of common shares during the period exceeds the exercise price of the stock option and when the Business has not incurred a loss.

(i) Income taxes

The Business is not a legal entity and does not file an income tax return. After the incorporation of the Business and the execution of the transfer in accordance with the Arrangement, the final tax basis of assets and liabilities will be established.

The Business will account for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and for losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized will be limited to the amount of the benefit that is more likely than not to be realized.

(j) Stock options

Stock options awarded to employees and non-employees by Tenke are measured and recognized in the statement of operations and deficit or added to mineral properties at the fair value of the award. The fair value of all forms of stock based compensation is charged to the consolidated statement of operations and deficit or capitalized to mineral properties over the vesting period of the options granted. Fair value is estimated using the Black-Scholes Option Pricing Model.

Since the Business was not incorporated, there have been no stock options issued directly by the Business during the periods presented. Stock-based compensation amounts included in the consolidated financial statements represent allocations of Tenke's related stock-based compensation amounts as outlined in note 1.

(k) Concentration of credit risk

Financial instruments that potentially subject the Business to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Business limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

(l) Financial instruments

Effective January 1, 2007, the Business adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants under section 3855, which requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(All amounts in United States dollars, except where noted)

(m) Comprehensive Income

Effective January 1, 2007, the Business adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants under section 1530 for reporting comprehensive income, which is the change in the Business' net assets that results from transactions, events and circumstances from sources other than the Business' shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

(n) Fair values of financial instruments

The fair values of the Business' financial instruments, consisting of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, approximate their carrying values due to the short-term nature of those instruments.

4. MINERAL PROPERTIES

The Business' significant mineral properties are as follows:

(a) Argentina Properties

(i) Lirio Property: copper/gold exploration property in San Juan Province

During 2003, the Business entered into an option agreement to earn a 100% ownership in the Lirio properties. Pursuant to the option agreement, the Business is required to make staged payments aggregating $813,000 between 2003 and 2009. As at December 31, 2006, the Business has paid $167,000 (2005 - $107,000). If a mine is put into production, the underlying property holder is also entitled to a 0.5 % Net Smelter Return and a further $2 million within 6 months following the second complete year of mine operations.

(ii) Vicuña Concina Property: copper/gold exploration property in San Juan Province

On December 17, 2002, the Business entered into an option agreement to earn a 60% interest in the Vicuña Concina properties over a 5-year option term by spending a minimum of $100,000 in exploration expenditures (spent) and $550,000 in option payments. Within 30 months after a mine goes into production, an additional $1,100,000 is payable as the final option payment. The Business may earn a 75% interest, at its option, by paying an additional $250,000 for the additional 15% interest on or before April 30, 2008 and a full 100% interest ownership in the property by paying an additional $750,000 on or before December 30, 2009 for the remaining 25% interest.

(iii) JOGMEC Joint Venture

During 2004, the Business signed a Letter of Intent and Preliminary Agreement with Japan Oil, Gas and Metals National Business ("JOGMEC") on the Business' Vicuna copper/gold project in northwest Argentina. The Preliminary Agreement provides that JOGMEC can earn a 40% interest in certain of the Vicuna properties (note 4(ii)) through expenditures of $5.0 million over a four year period with a minimum first year commitment of $700,000. Amounts advanced by JOGMEC to the end of December 31, 2006 were $ 3.1 million.

(All amounts in United States dollars, except where noted)

(iv) Companhia Vale Rio Doce/Rio Doce Argentina S.A. ("CVRD") Joint Venture

During 2006, the Business signed a comprehensive Investment Agreement (the "Agreement") with CVRD providing CVRD with an option to earn a controlling interest in the Business' holdings in the Las Flechas, TNR Northern Properties and a limited number of other Business-staked properties in Argentina and Chile ("the Properties"). The Properties are predominantly in San Juan Province, Argentina. Under the terms of the Agreement, CVRD has the right to earn 52.5% of the Business' interests in the Properties in return for funding exploration expenditures of US $7 million by April 18, 2009. Amounts advanced by CVRD to December 31 2006 were $1.6 million.

(v) Batidero Property: gold/silver exploration property in San Juan Province.

On July 1 2002, the Business entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period and issuing 100,000 shares to TNR. As at December 31, 2006, the Business has earned its 75% interest in accordance with the earn-in agreements, fulfilling the share issuance obligations under the amended agreements.

Under the terms of the amended Batidero earn-in agreements, the Business can earn a 75% interest in the TNR Northern Properties by the issuance of an additional 100,000 shares of the Business and expending an additional CDN$500,000 over an option period extending to June 30, 2007 (Note 4 (ix)). In December 2006 the Business had earned its 75%, triggering the funding obligation by TNR to support their 25% participating interest.

(vi) Las Flechas Project: copper/gold exploration property in San Juan Province

During 2004, the Business signed an agreement with Viceroy Exploration Ltd., whereby the Business can earn a 75% interest in the Las Flechas Project through minimum annual exploration expenditures aggregating $4.5 million over 5 years.

(vii) Castano Minas and Nuevo Projects: gold exploration properties in San Juan Province

During 2004, the Business signed an agreement with Pesado/Segui whereby the Business could earn a 100% interest in the Castano Minas Project through payments in stages totaling $305,000 over 6 years, a further payment of $1,400,000 and a 0.3% net smelter return ("NSR"). Also during 2004, the Business signed an agreement with Sanchez/Bastida/Arturo on an adjoining property called Castano Nuevos whereby the Business could earn a 100% interest, subject to a 0.5% NSR, in the Castano Nuevo Project through payments in stages of $750,000 over 5 years and a further payment of $1,600,000 if a mine is developed. As a result of disappointing drilling results during 2005, the Business relinquished both the Castano Minas and Nuevo Projects and accordingly wrote off expenditures of $550,469 to operations.

(All amounts in United States dollars, except where noted)

(viii) Mendoza Concina Property: copper/gold exploration properties in Mendoza and San Juan Provinces

On October 31, 2002, the Business entered into an option agreement to earn a 75% interest in the Mendoza Concina properties over a 6-year option term by spending a minimum of $100,000 in exploration expenditures and $250,000 in option payments. Within 24 months after a mine goes into commercial operation, an additional $250,000 is payable as the final option payment. The Business may earn a full 100% interest, at its option, by paying an additional $750,000 for the remaining 25% interest after initial earn-in.

(ix) Northern Properties: copper and gold exploration property in San Juan/La Rioja Province

During 2004, the Business acquired the earn-in rights to TNR Resources Ltd.'s ("TNR") Northern Properties, a package of copper/gold exploration concessions in San Juan and La Rioja Provinces, Argentina. These concession rights have been added to the earn-in agreement currently existing between the Business and TNR in connection with the Batidero Property (note 4 (v)).

(x) La Chola Project: copper and gold exploration property in La Rioja Province

During 2004, the Business signed an agreement with Lancaster/Didier/Angel de Antonio whereby the Business can earn a 100% interest in the La Chola Project through payments in stages totaling $375,000 over 8 years subject to a 1 % NSR.

(xi) El Potro Project: copper and gold explorations property in La Rioja, Province

During 2005, the Business signed an option agreement with Yacimientos Mineros Riojanos S.A. ("YAMIRI"), to acquire a controlling interest in the El Potro porphyry project. Pursuant to the terms of the option agreement, the Business can acquire a 70% interest in the project through overall expenditures of $2.8 million and cash payments to YAMIRI totaling $1 million over an earn-in period of five years. The Business is operator of the project. Upon earn-in, the Business and YAMIRI will finance further exploration in proportion to their respective interest, and industry-standard dilution clauses apply. If a party is diluted to a 5% interest or less, its remaining rights will be converted into a 1% NSR, which can be purchased by the other party for $5 million. If a decision to build is reached, YAMIRI will receive a payment of $1 million.

(xii) Paramillos Project: copper and gold explorations property in Mendoza Province

During 2005, the Business signed an earn in agreement with Minera del Oeste ("MIDO") whereby the Business can earn an 80% interest in the Paramillos copper/gold properties ("Paramillos") in Mendoza province by the payment in stages of a total of $783,000 over 5 years and expending $2,300,000 in exploration over 7 years. The Business has the right to purchase the remaining 20% interest in the property for $13 million to own 100% of Paramillos.

A party by the name of Bull Minera S.A. ("Bull") appealed a provincial decree related to the award of the Paramillos concessions to MIDO. MIDO requested the courts to apply a constructive abandonment of the Bull claim because of failure to submit such a claim within the legally established deadlines. A court decision in April 2005 supported the Business' position that the Bull claims were not valid.

(All amounts in United States dollars, except where noted)

Surface exploration work advanced on the property during 2005 but drilling has been delayed indefinitely pending resolution of surface access issues with the underlying surface owner and the need for action by the responsible Provincial authorities to enforce the Business' rights to access. These issues are being addressed with the responsible Provincial authorities and the federal Secretary of Mines however no tangible progress has been made, and the Business put the property obligations into Force Majeure. Accordingly, the Business considers the Paramillos Project to be impaired and has written off expenditures totaling $1,232,993 to operations for the year ended December 31, 2006.

(xiii) Papagallos Project: copper and gold explorations property in Mendoza Province

In 2005, the Business signed a mining exploration contract with option to purchase and operate with Minera Agaucu SRL ("Agaucu") ") and an assignment agreement with Agauca of Agauca's memorandum of agreement with Mim Argentina Explorations S.A. ("Mimexa") to acquire an 80% interest in the Papagallos Property in Mendoza Province. Under the terms of the Assignment agreement with Mimexa, the Business is required to make payments over a 5 year period in the aggregate amount of $525,000 and exploration expenditures of $500,000. Under the terms of the Option Agreement with Agaucu, the Business is required to make payments over 5 years aggregating $1.225 million with exploration expenditures of $200,000. Upon commencement of mine production, the Business would be required to pay Agaucu $675,000 pursuant to the Assignment agreement and $1.575 million under the Option agreement after the second year of production start-up. In addition, Mimexa and Agaucu would be entitled to a 2% NSR and a 0.5% NSR, respectively.

As the Papagallos property has been affected by the recent Mendoza Province park boundary expansion, material obligations under the earn in agreement have been suspended under Force Majeure, in accordance with the provisions of the agreements, until the issues are resolved with the Province. Accordingly, the Business considers the Papagallos property to be impaired and has written off expenditures totaling $238,687 to operations for the year ended December 31, 2006.

(b) Chile Properties

The Business has acquired by staking several mineral exploration concessions directly across the border in Chile from Vicuna Concina Property (most notably the Los Helados Property currently under drilling with JOGMEC funding) and in southern Chile across the border from the El Bagual Property. Costs expended during 2006 on these properties were primarily related to claim maintenance costs and have been capitalized to mineral property expenditures.

5. SHARE CAPITAL

As at March 31, 2007 the Business was not incorporated and had no authorized or issued share capital.

(All amounts in United States dollars, except where noted)

6. OWNER CONTRIBUTIONS

For the period from January 1, 2005 to March 31, 2007 owner contributions were provided by Tenke in the form of cash funding, allocation of cash costs and allocation of stock-based compensation expense as follows:

Balance, December 31, 2004	**$ 10,842,575**
Owner cash contributions	7,340,356
Allocations from owner:	
Cash costs	164,370
Shares issued related to mineral properties and related expenditures	231,070
Stock-based compensation expense recorded to operating expenses	16,706
Balance, December 31, 2005	**18,595,077**
Owner cash contributions	5,536,401
Allocations from owner:	
Cash costs	154,225
Stock based compensation expense capitalized to mineral properties and related expenditures	119,451
Stock-based compensation expense recorded to operating expenses	350,139
Balance, December 31, 2006	**24,755,293**
Owner cash contributions	2,427,568
Allocations from owner:	
Cash costs	155,106
Stock-based compensation expense recorded to operating expenses	50,163
Balance, March 31, 2007	**$ 27,388,130**

7. SEGMENTED INFORMATION

The Business is engaged solely in the exploration and development of mineral properties primarily in Argentina and Chile. Segmented information about mineral properties and fixed assets is disclosed elsewhere in these consolidated financial statements. The Business' fixed assets are primarily located in Argentina.

8. COMMITMENTS AND CONTINGENCIES

The Business has the following commitments and contingencies in addition to those noted elsewhere in these consolidated financial statements:

(a) Site Restoration Costs

No provision is made for site restoration costs in respect of any exploration or development location and management believes no significant liabilities presently exist.

(b) Operating Leases

The Business has commitments under operating leases for rental of office spaces in Argentina, which expire in 2008. The future minimum lease payments are $54,000 during 2007 and $31,000 during 2008.

(All amounts in United States dollars, except where noted)

9. INCOME TAXES

The Business is not a legal entity and does not file an income tax return. After the incorporation of the Business and the execution of the transfer in accordance with the Arrangement, the final tax basis of assets and liabilities will be established.

10. SUBSEQUENT EVENTS

(a) Plan of Arrangement

Subsequent to March 31, 2007 Tenke and the Business entered into a definitive agreement with Lundin Mining Corporation ("Lundin Mining") to combine Tenke and Lundin Mining. The transaction will be completed by way of a Plan of Arrangement (the "Arrangement"). At closing, all Tenke common shares will be automatically exchanged on the basis of 1.73 Lundin Mining common shares and Cdn $0.001 in cash for each Tenke common share. Pursuant to the Arrangement, Tenke will convey its South American assets and cash in the amount of $5 million to the Business and the Business' shares will be distributed to Tenke shareholders, with the exception of dissenting shareholders, pursuant to the Arrangement. Application will be made to list the common shares of the Business on the Toronto Stock Exchange.

The transaction is conditional upon the Tenke shareholders approving the Arrangement by a 66 ⅔% majority via special resolution as well as other customary conditions and regulatory approvals. Lundin Mining has elected to hold a special shareholders meeting to approve the issue of Lundin Mining common shares pursuant to the Arrangement by a 50.1% majority via ordinary resolution. The transaction is expected to close July 3, 2007.

Tenke has agreed to pay a break fee of Cdn $30 million to Lundin Mining in certain circumstances and has granted Lundin Mining the right to match competing offers. Tenke is entitled to a payment of a termination fee in the amount of Cdn $3 million in the event that Lundin Mining's shareholders do not approve the issue of Lundin Mining common shares pursuant to the Arrangement.

(b) Incorporation

The Business was incorporated as 6749467 Canada Inc. (the "Company"), a federal Corporation under the Canada Business Corporations Act, with unlimited share capital on April 5, 2007. On May 15, 2007, articles of amendment were filed and the Company changed its name to Suramina Resources Inc. and amended its share capital through creation of an unlimited number of voting non-participating Class A shares.

Notice pursuant to Section 4.9 of National Instrument 51-102, filed July 3, 2007

Notice Pursuant to Section 4.9 of National Instrument 51-102

Names of the Parties to the Transaction

Plan of Arrangement as of July 3, 2007 pursuant to section 192 of the Canada Business Corporations Act involving:

Tenke Mining Corp. ("**Tenke**")

Lundin Mining Corporation ("**Lundin Mining**")

Suramina Resources Inc. ("**Suramina**")

The Shareholders of Tenke

Description of Transaction

Lundin Mining acquired all of the issued and outstanding shares of Tenke (the "**Tenke Shares**") by way of a court approved plan of arrangement under section 192 of the Canada Business Corporations Act (the "**Arrangement**"). Pursuant to the Arrangement, holders of Tenke Shares received 1.73 Lundin Mining Shares plus CND$0.001 in cash and one common share of Suramina, for each Tenke Share held.

Holders of Tenke stock options outstanding immediately before the effective date will be exchanged for a stock option to be issued by Lundin Mining (upon exercise of the number of Tenke common shares to which such optionee was otherwise entitled to be mulitiplied by 1.73). In addition, each Tenke stock option, which by its terms, would expire 90 days after the holder ceased to be eligible to hold options under the Tenke stock option plan shall be deemed to amended to provide that such option shall not expire until 180 days after the holder of such options ceased to be eligible to hold options under the Tenke stock option plan.

The Arrangement was approved by shareholders of Tenke on June 18, 2007 and became effective on July 3, 2007.

Effective Date of Transaction

July 3, 2007

Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and Each Continuing Entity

Upon completion of the Arrangement, Tenke became a direct wholly-owned subsidiary of Lundin Mining. Lundin Mining continues to be a reporting issuer in each of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and its financial year end

continues to be December 31. Applications will be made to applicable securities regulatory authorities to have Tenke deemed to have ceased to be a reporting issuer.

Upon completion of the Arrangement, Suramina became a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec.

Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

Suramina: six month period ended June 30, 2007, nine month period ended September 30, 2007 and year ended December 31, 2007.

Dated: July 3, 2007


END